Form 10-K, Exhibit 13
XEROX CORP
filed 1995-03-30
CIK 108772

Consolidated Statements of Income

Year ended December 31 (in millions, except per-share data)                       1994              1993            1992
                                                                          ================================================
-------------------
Document Processing
-------------------
Revenues
    Sales                                                                    $    7,853         $   7,211         $  7,292
    Service and rentals                                                           6,229             5,954            5,948
    Finance income                                                                1,006             1,064            1,058
                                                                          ------------------------------------------------
    Total Revenues                                                               15,088            14,229          14,298
                                                                          ------------------------------------------------
Costs and Expenses
    Cost of sales                                                                 4,653             4,098            3,898
    Cost of service and rentals                                                   3,016             2,986            3,080
    Equipment financing interest                                                    502               537              547
    Research and development expenses                                               895               883              922
    Selling, administrative and general expenses                                  4,394             4,477            4,664
    Special charges, net                                                              -             1,373                -
    Other, net                                                                      114               155               64
                                                                          ------------------------------------------------
    Total Costs and Expenses                                                     13,574            14,509           13,175
                                                                          ------------------------------------------------
Income (Loss) before Income Taxes, Equity Income and
    Minorities' Interests                                                         1,514              (280)           1,123
    Income Taxes (Benefits)                                                         595               (78)             493
    Equity in Net Income of Unconsolidated Affiliates                                88                87               81
    Minorities' Interests in Earnings of Subsidiaries                               213                78              149
                                                                          ------------------------------------------------
Income (Loss) from Document Processing                                              794              (193)             562
                                                                          ------------------------------------------------
---------
Insurance
---------
Revenues
    Insurance premiums earned                                                     2,312             2,408           2,326
    Investment and other income                                                     437               401             552
                                                                          ------------------------------------------------
    Total Revenues                                                                2,749             2,809           2,878
                                                                          ------------------------------------------------
Costs and Expenses
    Insurance losses and loss expenses                                            1,769             1,836           2,725
    Insurance acquisition costs and other insurance operating expenses              777               785             957
    Interest expense                                                                212               215             218
    Administrative and general expenses                                              47                95             106
    Goodwill write-down                                                               -                 -             400
                                                                          ------------------------------------------------
    Total Costs and Expenses                                                      2,805             2,931           4,406
                                                                          ------------------------------------------------
Realized Capital Gains                                                               12                88             516
                                                                          ------------------------------------------------
Income (Loss) before Income Taxes                                                   (44)              (34)         (1,012)
    Income Taxes (Benefits)                                                         (44)              (38)           (233)
                                                                          ------------------------------------------------
Income (Loss) from Insurance                                                          -                 4            (779)
                                                                          ------------------------------------------------
-------------
Total Company
-------------
Income (Loss) from Continuing Operations                                            794              (189)           (217)
    Discontinued Operations                                                           -                63             (39)
    Cumulative Effect of Changes in Accounting Principles                             -                 -            (764)
                                                                          ------------------------------------------------
Net Income (Loss)                                                            $      794         $    (126)        $(1,020)
                                                                          ================================================
---------------------------------
Primary Earnings (Loss) per Share
---------------------------------
    Continuing Operations                                                    $     6.73         $    (2.46)       $ (2.91)
    Discontinued Operations                                                           -                .62           (.41)
    Cumulative Effect of Changes in Accounting Principles                             -                  -          (7.97)
                                                                          ------------------------------------------------
Primary Earnings per Share                                                   $     6.73         $    (1.84)       $(11.29)
                                                                          ================================================
---------------------------------------
Fully Diluted Earnings (Loss) per Share
---------------------------------------
    Continuing Operations                                                    $     6.44         $    (2.46)       $ (2.91)
    Discontinued Operations                                                           -                .62           (.41)
    Cumulative Effect of Changes in Accounting Principles                             -                  -          (7.97)
                                                                          ------------------------------------------------
Fully Diluted Earnings per Share                                             $     6.44         $    (1.84)       $(11.29)
                                                                          ================================================

The accompanying notes are an integral part of the consolidated financial statements.

Financial Review:

Document Processing and Total Company


SUMMARY OF TOTAL COMPANY RESULTS

In view of the Company's 1993 decision to concentrate its resources on its core Document Processing business and disengage from the Insurance and Other Financial Services (IOFS) businesses, management believes the most meaningful and appropriate portrayal of the Company's operating results and financial position is to report the Document Processing and Insurance businesses on a tiered basis within the Company's consolidated financial statements. During 1993, the Other Financial Services businesses qualified as discontinued operations and are accounted for accordingly.

Document Processing revenues increased 6 percent to $15.1 billion in 1994, following a slight decline in revenues to $14.2 billion in 1993 from $14.3 billion in 1992. Insurance revenues declined 2 percent to $2.7 billion in 1994, following a decline of 2 percent to $2.8 billion in 1993 from $2.9 billion in 1992.

Document Processing income in 1994 increased 37 percent to $794 million, compared with $580 million in 1993 before special items. On the same basis, income increased 3 percent in 1993 from $562 million in 1992. The 1993 special items were charges of $813 million after taxes to provide for the costs of restructuring the Document Processing business and lawsuit settlements, and $40 million in one-time tax benefits. After special items, Document Processing reported a $193 million loss in 1993.

Insurance income was zero in 1994, compared with income of $4 million in 1993, and a loss of $779 million in 1992. In 1992, in connection with the restructuring of the Company's property and casualty insurance unit, Talegen Holdings, Inc., the Company recognized after-tax charges of $981 million, which were partially offset by associated realized capital gains of $293 million after taxes.

The Company's discontinued operations had zero income in 1994 compared with income of $63 million in 1993, and a loss of $39 million in 1992. The 1993 results included a $62 million after-tax gain on the sale of Van Kampen Merritt (VKM). The 1992 results included $90 million of adjustments, primarily for the partial write-down of goodwill.

In 1992, the Company recognized a charge of $764 million associated with the cumulative effect of the adoption of two accounting standards related to postretirement medical benefits and income taxes.

The Company's net income in 1994 of $794 million compared with a net loss of $126 million in 1993 after special items, and a net loss of $1,020 million in 1992 after special charges and the cumulative effect of the adoption of the two accounting standards. On a comparable basis, the Company had net income of $6.73 per primary share in 1994 compared with a net loss of $1.84 per share in 1993 and a net loss of $11.29 per share in 1992. Fully diluted earnings per share were $6.44 in 1994 compared with a net loss of $1.84 per share in 1993 and a net loss of $11.29 per share in 1992.

Pictured here was a bar chart depicting Document Processing Earnings per Share of $6.73 for 1994, $5.07 for 1993 before special items and $5.15 for 1992.

Although the presentation of separate Document Processing and Insurance Earnings Per Share is not in accordance with generally accepted accounting principles, the Company believes that, for analytical purposes, the separate reporting of Earnings Per Share represents the contributions of the Company's two businesses to the consolidated results of operations.

Primary earnings per share for Document Processing increased 33 percent to $6.73 in 1994 from $5.07 in 1993 before special items, which was a 2 percent decrease from $5.15 in 1992. Fully diluted earnings per share for Document Processing increased 33 percent to $6.44 in 1994 from $4.86 in 1993 before special items, which was a 1 percent decrease from $4.93 in 1992. 1993 Document Processing earnings per share reflect the impact of the additional
8.1 million shares issued in connection with the Company's equity offering in June 1993.

Primary and fully diluted earnings per share for Insurance were zero in 1994 compared with income of $.04 in 1993 and a loss of $8.06 in 1992.


DOCUMENT PROCESSING


UNDERLYING GROWTH

To understand the trends in the business, the Company believes that it is helpful to adjust revenue and expense growth (except for ratios) to exclude the impact of the translation of foreign currencies into U.S. dollars and special one-time items that distort the trends. This adjusted growth is referred to as "underlying growth." The items that have been excluded from the discussion of underlying growth are the 1993 charges from the Document Processing restructuring program and the lawsuit settlements, and one-time tax benefits.

When compared with the major European currencies, the U.S. dollar was approximately 2 percent stronger in 1994 and 11 percent stronger in 1993. As a result, foreign currency translation had an unfavorable impact of 1 percentage point on revenues in 1994 and 4 percentage points on revenues in 1993.

The Company does not hedge foreign-currency denominated revenues.

REVENUES

The estimated components of underlying growth were as follows:



                                         Underlying Growth
                                     --------------------------
                                      1994      1993      1992
---------------------------------------------------------------
Total Revenues                          7%        3%        5%
===============================================================
Equipment Sales                        10         1         6
Non-equipment revenues                  5         5         6
    Supplies                           10        11        12
    Paper                               6        (4)       (3)
    Service                             4         6         6
    Rentals                            (1)       (6)       (6)
    Facilities Management/Other        20         5        10
    Finance Income                     (4)        4        11
===============================================================

The changes in the growth rates of total revenues are principally driven by changes in the growth rates of equipment sales.

The improved growth in equipment sales in 1994 reflected good growth in black-and-white copiers, excellent growth in the DocuTech family of digital publishers and a near doubling of color copier and printer equipment sales. OEM printer sales also had strong growth. The 1993 reduction in the growth rate was principally the result of several weak economic environments, particularly in Western Europe.

Pictured here was a graphic depicting Equipment Sales Growth of 10% in 1994, 1% in 1993 and 6% in 1992.

Non-equipment revenues from supplies, paper, service, rentals, facilities management and other revenues, and income from customer financing, which represented 65 percent of total revenues in 1994, are less volatile than equipment sales revenues, and therefore provide significant stability to overall revenues. Growth in these revenues is primarily a function of the growth in the Company's installed population of equipment, usage and pricing.

Pictured here was George Roth, Treasury, Xerox Corporation.

.    Supplies sales: The strong growth over the last several years is principally due to cartridge sales for personal and convenience copiers and to new OEM customers.

.    Paper sales: The improvement in the growth rate in 1994 is primarily due to higher prices after several years of declining wholesale prices. The Company's strategy is to charge a spread over mill wholesale prices.

.    Service revenues: The decline in growth in 1994 reflected the weak equipment sales growth in 1993.

.    Rental revenues: After a number of years of decline, reflecting a customer preference for outright purchase of equipment, the rate of decline was arrested by an increasing, but still relatively small, trend toward cost-per-copy rental plans. During the 1994 fourth quarter, rental revenues grew modestly for the first time in several years.

.    Facilities management, copy centers and other revenues: The growth in
1994 and 1993 reflected the trend of customers focusing on their core businesses and outsourcing their document processing requirements to Xerox.

.    Finance income: The decline in 1994 reflects lower interest rates on financing contracts and a stabilization in the percent of customers who finance purchases through the Company at approximately 80 percent of equipment sales in the U.S. and 70 percent in Western Europe. Over time, the growth rate of finance income is expected to reflect the growth rate of equipment sales and trends in interest rates. The Company's strategy is to charge a spread over its cost of borrowing.

Geographically, the underlying revenue growth rates were estimated as follows:


                                          Underlying Growth
                                     --------------------------
                                      1994       1993     1992
---------------------------------------------------------------
Total Revenues                          7%         3%       5%
===============================================================
United States                           7          4        6
Rank Xerox                              7          2        6
Other Areas                             7          4        5
===============================================================


United States revenues were 52 percent of total revenues. Revenues of Rank Xerox Limited and related companies (Rank Xerox), which manufactures and markets Xerox products in eastern hemisphere countries, were 31 percent of total revenues. Revenues of Other Areas, which includes operations principally in Latin America and Canada, were 17 percent of total revenues. The improved revenue growth in all areas in 1994 reflected good growth in black-and-white copiers, excellent growth in the DocuTech family of digital publishers and a near doubling of color copier and printer revenues, attributable, in part, to improved sales productivity and economic environments. The decline in U.S. revenue growth in 1993 was primarily due to the disruptions early in the year from the realignment of the U.S. sales force. The decline in Rank Xerox revenue growth in 1993 was primarily the result of the weak economic environment in Western Europe.

For the major product categories, the underlying revenue growth rates were estimated as follows:

                                         Underlying Growth
                                     -------------------------
                                      1994      1993     1992
--------------------------------------------------------------
Total Revenues                          7%        3%      5%
==============================================================
Digital Products                       20        18      32
Black & White Copiers                   4         -       1
Paper and Other Products                3        (5)     (5)
==============================================================

Revenues from digital products, comprised of digital publishing, electronic printing, and color copying and printing, represented 22 percent of total document processing revenues in 1994,

19 percent in 1993 and 17 percent in 1992. Total revenues from the DocuTech family of digital publishing products reflected excellent growth to $1 billion in 1994, revenues from color products almost doubled to $400 million, and revenues from black-and-white electronic printers had good growth in both 1994 and 1993.

The improved growth in revenues from black-and-white copiers in 1994 results from customer acceptance of the Company's broad product line, excellent growth in facilities management, strong growth in the emerging markets in Latin America, Africa, Eastern Europe and the former Soviet Union, and stronger economic environments in Europe and Brazil. Revenues from black-and-white copying represented 63 percent of total document processing revenues in 1994, 65 percent in 1993 and 66 percent in 1992.

The 1994 growth in revenues from paper and other products, which represented 15 percent of total revenues in 1994, and the declines in 1993 and 1992 are principally due to paper pricing.

PRODUCTIVITY INITIATIVES

In December 1993, the Company announced a restructuring program with the objectives of continuing to significantly reduce the cost base and to improve productivity. The Company expects to reduce its worldwide work force by more than 10,000 employees and to close or consolidate a number of facilities by early 1996. The Company estimated that this program would result in pre-tax cost reductions of approximately $350 million in 1994, approximately $700 million in 1995 and higher amounts thereafter. The Company stated, however, that it expected a portion of these savings to be reinvested to reengineer business processes, to support expansion in emerging markets, and to mitigate anticipated continued pressure on gross margins.

Employment declined by 9,400 from year-end 1993 to 87,600 employees at the end of 1994; 7,600 of the reductions were due to restructuring program initiatives, 500 were due to net attrition and 1,300 employees were transferred to Electronic Data Systems Corp. (EDS).

In June 1994, the Company awarded a 10-year, $3.2 billion contract to EDS to operate its worldwide computer and telecommunications network, including data center operations, telecommunications systems, desktop systems support, and business applications support. Information management strategy and architecture, and the development of systems for reengineered business processes were not outsourced.

Also in June 1994, the Company signed a labor agreement that enables productivity and competitive advantages, provides a seven-year job guarantee and provides cost-of-living wage protection at the Company's primary manufacturing operation in Webster, New York. Other provisions of the agreement include: new starting and entry-level wage rates, modifications of benefit programs, greater latitude in hiring temporary workers, flexibility in promotions and transfers, and studies to reduce cost in low value-added positions. The Company believes that the contract will enable significant progress towards achieving benchmark unit manufacturing costs.

To date, the activities associated with the productivity initiatives are on track towards achieving the Company's objectives.

Pictured here was Dave Edwards, Xerox Graphic Systems.

COSTS AND EXPENSES

The gross margins by revenue stream were as follows:



                                            Gross Margins
                                     --------------------------
                                      1994      1993      1992
---------------------------------------------------------------
Total                                 45.8%     46.4%     47.4%
===============================================================
Sales                                 40.7      43.2      46.5
Service and Rentals                   51.6      49.9      48.2
Finance Income                        50.1      49.5      48.3
===============================================================

The declines in sales gross margins were principally due to adverse currency, competitive equipment pricing, unfavorable product and channel mix, and inventory adjustments in 1994, partially offset by improved productivity. The improvements in service and rentals gross margins were principally due to improved productivity and price increases, partially offset by economic cost increases and adverse currency. The improvements in finance income gross margins were principally due to country mix.

     Research and development (R&D) expense increased 1 percent in 1994 after a decline of 3 percent in 1993. The Company expects to increase its investment in technological development in 1995 and over the longer term to maintain its premier position in the rapidly changing document processing market. The Company's R&D is strategically coordinated with Fuji Xerox. The R&D investment by Fuji Xerox was approximately $500 million in 1994, bringing the total to almost $1.4 billion.

     Selling, administrative and general expenses (SAG) declined 1 percent in 1994 on an underlying basis and were essentially unchanged in 1993 from 1992. SAG as a percent of revenues was 29.1 percent in 1994 compared with 31.5 percent in 1993 and 32.6 percent in 1992. The improvement in the ratios is primarily due to improved productivity.

Pictured here was a graphic depicting Selling, Administrative and General Expenses (percent of revenues) of 29.1% in 1994, 31.5% in 1993 and 32.6% in 1992.

     Other expenses, net, were $114 million in 1994, $155 million in 1993, and $64 million in 1992. The largest component of other expenses is aggregate foreign currency exchange gains and losses. The Company's South American operations in general, and Brazil in particular, are subject to hyper-inflation, government-imposed price controls and currency devaluation. The aggregate foreign currency losses which amounted to $136 million in 1994, $174 million in 1993 and $67 million in 1992, were substantially all in Brazil where the rate of inflation and devaluation, after increasing in 1993 and the first half of 1994, declined in the second half of 1994 following implementation by the Brazilian government on July 1, 1994 of a new economic plan. It should be noted, however, that the reduced aggregate exchange loss in 1994 was more than offset by lower prices and other adverse impacts related to the new economic plan. Nevertheless, South American operations continued to have good profit growth in 1994.

INCOME TAXES, EQUITY IN NET INCOME OF UNCONSOLIDATED AFFILIATES, AND MINORITIES' INTERESTS IN EARNINGS OF SUBSIDIARIES BEFORE SPECIAL ITEMS

Income before special items and income taxes was $1,514 million in 1994 compared with $1,093 million in 1993 and $1,123 million in 1992.

  The effective tax rate was 39 percent in 1994 compared with 37 percent in 1993 and 44 percent in 1992. The changes in tax rates are primarily due to the mix of operations and ESOP dividends, and, in 1993, due to favorable revaluations of deferred tax provisions resulting from changes in statutory income tax rates.

  Equity in Net Income of Unconsolidated Affiliates was essentially unchanged at $88 million in 1994 after increasing 7 percent in 1993 from 1992. The equity in the income of Fuji Xerox, the principal unconsolidated affiliate, was also essentially unchanged in 1994, with improved results from operations offset by a provision for an early retirement program. The 1993 increase was primarily due to the strengthening of the Japanese yen against the U.S. dollar.

  Minorities' Interests in Earnings of Subsidiaries was $213 million in 1994 compared with $152 million, before the effect of special items, in 1993 and $149 million in 1992. The 1994 increase was due to excellent growth in Rank Xerox income, reflecting strong revenue growth as well as benefits from productivity. The 1993 increase was primarily due to productivity improvements partially offset by currency. The restructuring provision reduced 1993 Minorities' Interests in the Earnings of Subsidiaries by $74 million.

Pictured here was Jane Moyer, Xerox Business Services.

INCOME

In 1994, Document Processing income of $794 million grew 37 percent before 1993 special items. 1993 income of $580 million, before special charges and one-time tax benefits of $40 million, grew 3 percent from $562 million in 1992.

GEOGRAPHIC INCOME

The following table shows 1992 through 1994 Document Processing income, excluding the special items, by geographic area (in millions):

                                   Income after Minorities' Interests
                                        and before Special Items
                                  ------------------------------------
                                      1994        1993        1992
----------------------------------------------------------------------
United States                         $329        $248        $301
Rank Xerox                             215         100          74
Other Areas                            250         232         187
----------------------------------------------------------------------
Total                                 $794        $580        $562
======================================================================

In addition to adjusting the 1993 income by geographic area for 1993 special items, 1994 income has been adjusted to exclude certain intercompany transfers for comparability purposes.

  The improvement in 1994 income in the U.S. and Rank Xerox was primarily due to strong equipment sales growth and improved productivity. The decline in the United States income in 1993 was driven primarily by lower gross margins principally due to competitive pricing, adverse currency and a shift in mix toward the low end/lower margin products partially offset by improved productivity. The increase in the Company's 1993 share of Rank Xerox income was principally attributable to aggressive productivity actions partially offset by currency. Other Areas income continued to have good growth in spite of a decline in income in Mexico because of the weak 1994 economic environment.

RETURN ON ASSETS

Improving Return on Assets (ROA) is a key priority throughout all levels of the Document Processing organization. ROA is used as a surrogate for return on equity since asset and asset-related return targets can be more clearly assigned to operating managers. The Company's 1994 ROA was 16.1 percent compared with 12.6 percent in 1993 excluding special items, and 13.6 percent in 1992.

The Company's internal measurement for ROA is defined as Document Processing before-tax profits plus equity in the net income of unconsolidated affiliates divided by average ROA assets. These assets are Document Processing assets less investments in affiliates and Xerox equipment financing debt.

Pictured here was a bar chart depicting Document Processing Return on Assets of 16.1% in 1994, 12.6% in 1993 before special items and 13.6% in 1992.


QUARTERLY ANALYTICAL EARNINGS PER SHARE

The presentation of separate Document Processing and Insurance earnings per share (EPS) amounts is not in accordance with generally accepted accounting principles.

The Company believes, however, that for analytical purposes, these EPS amounts represent the contributions of the Company's two businesses to the consolidated results of operations and that the Document Processing results are an appropriate basis for comparison with future financial results from Document Processing.

The following schedule summarizes the 1994 Document Processing revenues, income and EPS computations on a quarterly basis.



                                                                  First         Second          Third         Fourth        Full
(In millions, except per-share data, unaudited)                 Quarter        Quarter        Quarter        Quarter        Year
--------------------------------------------------------------------------------------------------------------------------------
Revenues                                                         $3,271         $3,584        $3,636          $4,597     $15,088
Income                                                           $  131         $  167        $  185          $  311     $   794
Primary Earnings Per Share
    Preferred dividends net of tax benefit                       $  (15)        $  (26)       $  (12)         $  (11)    $   (64)
    Income available for common shareholders                        116            141           173             300         730
    Adjusted average shares outstanding                           107.9          108.6         108.8           108.9       108.4
    Primary Earnings Per Share                                   $ 1.07         $ 1.30        $ 1.60          $ 2.76     $  6.73
Fully Diluted Earnings Per Share
    Preferred dividends net of tax benefit                       $   (7)        $  (16)          $(3)         $   (1)    $   (27)
    Income available for common shareholders                        124            151           182             310         767
    Adjusted average shares outstanding                           118.6          119.3         119.5           119.5       119.1
    Fully Diluted Earnings Per Share                             $ 1.04         $ 1.27        $ 1.53          $ 2.60     $  6.44
================================================================================================================================


SPECIAL ITEMS

In the fourth quarter of 1993, the Company provided $813 million after income taxes and minorities' interests in earnings of subsidiaries for the costs of a restructuring program and lawsuit settlements.

The Company reached agreement to settle a 1992 antitrust class action lawsuit involving selling spare parts for high-volume copiers and printers to independent service organizations, and a lawsuit involving the termination of a contract to purchase laptop computers. Under the antitrust settlement, the Company has provided $225 million of discount certificates to members of the plaintiff class for use as partial payment on future purchases of Xerox products, and has agreed to sell service parts to independent service organizations in the U.S., similar to the existing policy in Europe.

Pictured here was Noel Jackson, Production Systems Division, Rank Xerox.

This change in policy is not expected to have any material ongoing impact on future service revenues because of the Xerox total satisfaction guarantee and the sophisticated service support that the Company provides to ensure high levels of customer satisfaction. The discount certificates are available for use over a three-year period which commenced in September 1994 and may be applied against the payment of future purchases by the Company's customers. The settlement will have no impact on future revenues or income. Through 1994, $42 million of discount certificates were applied against purchases.

In 1993, the Company benefited from a total of $40 million of favorable revaluations of deferred tax provisions due to changes in the U.S. and Brazilian statutory income tax rates.

ADDITIONAL FINANCIAL INTEREST IN RANK XEROX

On February 28, 1995, Xerox paid The Rank Organisation Plc (RO) (Pounds)620 million, or approximately $970 million, for a 40 percent interest in RO's financial interest in Rank Xerox. The transaction increased the Xerox financial interest in Rank Xerox to about 80 percent from 67 percent. The transaction was funded with commercial paper. The Company may retire a portion of the commercial paper with proceeds from the announced sales of Constitution Re Corporation (Constitution Re) and Xerox Financial Services Life Insurance Company (Xerox Life) and/or fund out a portion with longer-term debt. The transaction resulted in goodwill of approximately $570 million and a decline in minorities' interests in equity of subsidiaries of approximately $400 million.

The Company estimates that the transaction will increase its earnings per share, will have a neutral to slightly positive cash flow impact in 1995, and will have a positive impact on earnings per share and cash flow going forward. Minorities' interests in earnings of subsidiaries will decline by approximately 40 percent. The resultant increase in interest expense will depend on the method of funding. The goodwill will be amortized over 40 years, resulting in an annual impact of $14 million, before and after taxes.

RANK XEROX AND LATIN AMERICAN FISCAL-YEAR CHANGE IN 1995

Effective January 1, 1995, the Company changed Rank Xerox and Latin American operations to calendar-year financial reporting. The 1994 fiscal year ended on October 31 for Rank Xerox and on November 30 for Latin American operations. The results of these non-U.S. operations that occur between the 1994 and 1995 fiscal years (the stub period) will be accounted for as a direct charge or credit to equity.

MEXICAN ECONOMIC ENVIRONMENT

Because of the change in fiscal years, the impact of the December devaluation of the Mexican currency and related economic dislocations, net of the benefit of a currency hedge, will be reported in the stub period.

It is too early to determine the impact of the Mexican economic problems on Xerox operations, revenues and income in 1995. The Company's 1994 Mexican revenues were approximately 2 percent of total revenues.

BRAZILIAN TAX RATE

In January, the Brazilian Congress approved an increase in the statutory tax rate. The impact of this rate increase, if the enactment is for more than one year, on Xerox of Brazil will be a one-time charge to deferred tax expense of approximately $30 million in the 1995 first quarter.

Pictured here were Val Tanigawa, Louise Pardyjak, Dennis Coyne and Chris Debski, Personal Document Products; and the 5305 Personal Copier, introduced in 1994.


CAPITAL RESOURCES AND LIQUIDITY

CAPITAL

Total equity increased to $6,030 million at December 31, 1994, compared with $5,882 million in 1993 and $5,832 million in 1992. The $148 million increase in 1994 was primarily due to strong earnings of $794 million, an increase of $177 million in Minorities' Interests, favorable currency of $145 million, and $92 million from the exercise of employee stock options, partially offset by unrealized insurance investment portfolio losses of $439 million, $395 million of shareholder dividends and preferred stock redemptions of $245 million. In 1993, the impact of the Company's net loss of $126 million (after special items of $813 million) and $389 million of shareholder dividends was more than offset by $580 million of proceeds generated by the issuance of 8.1 million common shares and $58 million of new equity associated with the exercise of employee stock options.

Total debt, excluding debt of the Company's ESOP, which is guaranteed by Xerox, increased to $10,343 million at December 31, 1994, from $9,443 million in 1993 and $9,957 million in 1992. ESOP debt in 1994, 1993 and 1992 was $596 million, $641 million and $681 million, respectively.

On a consolidated basis, the debt-to-capital ratio at December 31, 1994 was 67 percent, including the debt associated with the Company's ESOP, and 63 percent excluding ESOP debt. Both these ratios were up 1 percentage point from 1993 due to the growth in debt associated with the Company's financing of equipment sales, and were unchanged from 1992.

Consolidated Balance Sheets


December 31 (in millions)                                                             1994                          1993
                                                                                   =====================================
Assets
------
Document Processing

Cash                                                                                $    35                      $    68
Accounts Receivable, net                                                              1,811                        1,613
Finance Receivables, net                                                              3,910                        3,358
Inventories                                                                           2,294                        2,162
Deferred Taxes and Other Current Assets                                               1,199                        1,167
                                                                                   -------------------------------------
    Total Current Assets                                                              9,249                        8,368
Finance Receivables Due after One Year, net                                           6,038                        5,594
Land, Buildings and Equipment, net                                                    2,108                        2,219
Investments in Affiliates, at Equity                                                  1,278                        1,094
Other Assets                                                                            701                          883
                                                                                   -------------------------------------
    Total Document Processing Assets                                                 19,374                       18,158
                                                                                   -------------------------------------
Insurance

Cash                                                                                     21                           18
Investments Available-for-Sale                                                        8,384                        8,344
Reinsurance Recoverable                                                               3,116                        3,835
Premiums and Other Receivables                                                        1,276                        1,443
Goodwill                                                                                284                          291
Deferred Taxes and Other Assets                                                       1,438                        1,487
                                                                                   -------------------------------------
    Total Insurance Assets                                                           14,519                       15,418
                                                                                   -------------------------------------
Investment in Discontinued Operations                                                 4,692                        5,174
                                                                                   -------------------------------------
Total Assets                                                                        $38,585                      $38,750
                                                                                   =====================================
Liabilities and Equity

Document Processing

Short-Term Debt and Current Portion of Long-Term Debt                               $ 3,159                      $ 2,698
Accounts Payable                                                                        562                          541
Accrued Compensation and Benefit Costs                                                  709                          511
Unearned Income                                                                         298                          335
Other Current Liabilities                                                             2,110                        1,926
                                                                                   -------------------------------------
    Total Current Liabilities                                                         6,838                        6,011

Long-Term Debt                                                                        5,494                        5,157
Liability for Postretirement Medical Benefits                                         1,006                          997
Deferred Taxes and Other Liabilities                                                  2,210                        2,608
                                                                                   -------------------------------------
    Total Document Processing Liabilities                                            15,548                       14,773
                                                                                   -------------------------------------
Insurance

Unpaid Losses and Loss Expenses                                                       8,862                        9,684
Unearned Income                                                                       1,066                        1,077
Notes Payable                                                                           425                            -
Other Liabilities                                                                       954                          990
                                                                                   -------------------------------------
    Total Insurance Operating Liabilities                                            11,307                       11,751
                                                                                   -------------------------------------
Discontinued Operations Liabilities - Policyholders' Deposits and Other               4,194                        4,585
Other Long-Term Debt and Obligations                                                  2,102                        2,400
Deferred ESOP Benefits                                                                 (596)                        (641)
Minorities' Interests in Equity of Subsidiaries                                       1,021                          844
Preferred Stock                                                                         832                        1,066
Common Shareholders' Equity                                                           4,177                        3,972
                                                                                   -------------------------------------
Total Liabilities and Equity                                                        $38,585                      $38,750
                                                                                   =====================================

Shares of common stock issued and outstanding at December 31, 1994 and 1993
(in thousands) were 105,993 and 104,122, respectively.
--------------------------------------------------------------------------------
The accompanying notes are an integral part of the consolidated financial statements.

The Company manages the capital structure of its non-financing operations separately from that of its more highly leveraged activities. The following table summarizes the debt, equity, and total capital for the Company's non-financing and financing activities for the three-year period ended December 31, 1994.

(Dollars in millions)                 1994                1993             1992
---------------------------------------------------------------------------------
Non-Financing:
Debt*                                $2,055              $1,805           $2,522
Equity                                4,730               4,679            4,682
---------------------------------------------------------------------------------
    Total Capital                    $6,785              $6,484           $7,204
=================================================================================
    Debt-to-Capital Ratio              30.3%               27.8%            35.0%
=================================================================================
Financing:
Xerox Equipment
    Financing Debt                   $8,057              $7,214           $6,812
Third-Party Financing Debt              231                 424              623
---------------------------------------------------------------------------------
    Total Debt                        8,288               7,638            7,435
Equity                                1,300               1,203            1,150
---------------------------------------------------------------------------------
    Total Capital                    $9,588              $8,841           $8,585
=================================================================================
    Debt-to-Equity Ratio               6.4x                6.4x             6.5x
=================================================================================

*Primarily related to investments in disengaged IOFS businesses. Excludes ESOP debt of $596 million, $641 million, and $681 million for 1994, 1993 and 1992, respectively.

The Company's 1994 debt-to-total-capital ratio for its non-financing operations (excluding ESOP debt) was 30.3 percent, up from 27.8 percent in 1993 as strong Document Processing funds generation was offset by the impact of Talegen business unit borrowings, unrealized insurance investment portfolio losses and the redemption of preferred stock. The 1993 ratio declined from 35.0 percent in 1992 due to strong Document Processing funds generation and the proceeds from the common stock offering, partially offset by the reduction in equity associated with the restructuring and lawsuit settlement provisions.

With respect to its financing activities, the Company match funds by arranging fixed-rate liabilities with similar maturities as the underlying customer financing assets. The Company's target debt-to-equity ratio for the financing activities is 6.5 to 1. In 1994, this ratio was 6.4 to 1 compared with 6.4 to 1 in 1993 and 6.5 to 1 in 1992.

The following table summarizes funds generation and usage for the three-year period ended December 31, 1994 and the related impacts on cash and debt balances. These data exclude restricted cash flows of the insurance businesses.


                                                   Funds Generation (Use)
                                           ------------------------------------
(In millions)                               1994            1993          1992
-------------------------------------------------------------------------------
Non-Financing:

Document Processing                        $ 989           $ 496        $   354
Yen/$ Financing repayment                   (116)              -              -
IOFS-related/other                          (605)             15           (180)
-------------------------------------------------------------------------------
Non-Financing                                268             511            174
-------------------------------------------------------------------------------
Financing:

Xerox Equipment Financing                   (844)           (409)        (1,128)
Third-Party Financing                        193             199            392
-------------------------------------------------------------------------------
Financing                                   (651)           (210)          (736)
-------------------------------------------------------------------------------
Operations generation (use)                 (383)            301           (562)
Shareholder dividends                       (395)           (389)          (374)
Equity issuance (redemption) and
    changes in cash                         (122)            602            121
-------------------------------------------------------------------------------
Debt (increase) decrease                   $(900)          $ 514        $  (815)
===============================================================================


Pictured here were Ping Mei and Jason Wu, Palo Alto Research Center.

Consolidated Statements of Cash Flows

Year ended December 31 (in millions)                                         1994              1993            1992
                                                                           ===========================================
Cash at Beginning of Year
-------------------------
Document Processing                                                        $    68          $     2           $     10
Insurance                                                                       18               41                 35
                                                                           -------------------------------------------
    Total                                                                       86               43                 45
                                                                           -------------------------------------------
Document Processing
-------------------
Cash Flows from Operating Activities                                           477              526               (353)
                                                                           -------------------------------------------
Cash Flows from Investing Activities
  Cost of additions to land, buildings and equipment                          (389)            (470)              (582)
  Proceeds from sales of land, buildings and equipment                         220               41                 43
  Net change in payables to Insurance                                         (124)              19                395
  Net transactions with Insurance                                              215              164               (411)
  Net transactions with Discontinued Operations                                 66             (206)               263
                                                                           -------------------------------------------
    Total                                                                      (12)            (452)              (292)
                                                                           -------------------------------------------
Cash Flows from Financing Activities
  Net change in debt                                                           375             (151)             1,014
  Yen financing repayment                                                     (116)               -                  -
  Dividends on common and preferred stock                                     (395)            (389)              (373)
  Proceeds from sale of common stock                                            90              665                113
  Redemption of preferred stock                                               (245)              (6)                (6)
  Dividends to minority shareholders                                           (97)            (105)              (121)
  Proceeds received from (returned to) minority shareholders                   (32)              12                 31
                                                                           -------------------------------------------
    Total                                                                     (420)              26                658
                                                                           -------------------------------------------
Effect of Exchange Rate Changes on Cash                                        (78)             (34)               (21)
                                                                           -------------------------------------------
    Net Cash Flows from Document Processing                                    (33)              66                 (8)
                                                                           -------------------------------------------
Insurance
---------
Cash Flows from Operating Activities                                           (53)            (167)              (595)
                                                                           -------------------------------------------
Cash Flows from Investing Activities
  Purchase of portfolio investments                                         (2,053)          (5,143)           (14,481)
  Proceeds from sales and maturities of portfolio investments                  879            6,077             14,592
  Decrease (increase) in short-term investments                                707           (1,212)               181
                                                                           -------------------------------------------
    Subtotal                                                                  (467)            (278)               292
  Other, net                                                                   126             (181)              (201)
  Net transactions with Discontinued Operations                                 12              401                (31)
                                                                           -------------------------------------------
    Total                                                                     (329)             (58)                60
                                                                           -------------------------------------------
Cash Flows from Financing Activities
  Net change in debt                                                           600              366                130
  Net transactions with Document Processing                                   (215)            (164)               411
                                                                           -------------------------------------------
    Total                                                                      385              202                541
                                                                           -------------------------------------------
    Net Cash Flows from Insurance                                                3              (23)                 6
                                                                           -------------------------------------------
Discontinued Operations
-----------------------
  Income (Loss) from Discontinued Operations                                     -               63                (39)
  Collections and changes in assets, net                                       469              418                236
  Net change in debt                                                          (193)            (584)              (378)
  Net change in operating liabilities                                         (198)             211                413
  Settlement of tax benefits with Document Processing                            -               87                  -
  Net transactions with Document Processing                                    (66)             206               (263)
  Net transactions with Insurance                                              (12)            (401)                31
                                                                           -------------------------------------------
    Net Cash Flows from Discontinued Operations                                  -                -                  -
                                                                           -------------------------------------------
Cash at End of Year
-------------------
Document Processing                                                             35               68                  2
Insurance                                                                       21               18                 41
                                                                           -------------------------------------------
    Total                                                                  $    56          $    86           $     43
                                                                           ===========================================

The Supplemental Cash Flows Information and accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows
Supplemental Cash Flows Information

A reconciliation of income (loss) to cash flows from operating activities for the last three years follows:

Year ended December 31 (in millions)                                             1994           1993              1992
                                                                              ========================================
Document Processing
-------------------
Income (Loss) from Document Processing                                          $ 794         $ (193)          $   562
Adjustments required to reconcile income (loss) to cash flows from operating activities:
    Depreciation and amortization                                                 649            629               672
    Provision for special charges                                                   -          1,373                 -
    Provisions for doubtful accounts                                              252            250               267
    Provision for postretirement medical benefits                                  54             70                61
    Charges against 1993 restructuring reserve                                   (423)             -                 -
    Minorities' interests in earnings of subsidiaries                             213             78               149
    Undistributed equity in income of affiliated companies                        (54)           (51)              (52)
    Increase in inventory                                                        (472)          (228)             (524)
    Increase in finance receivables                                              (937)          (993)           (1,389)
    (Increase) decrease in accounts receivable                                   (266)           134               (34)
    Increase (decrease) in accounts payable and accrued
     compensation and benefit costs                                               205            (65)              (14)
    Net change in current and deferred income taxes                               258           (359)               41
    Settlement of Discontinued Operations tax benefits                              -            (87)                -
    Other, net                                                                    204            (32)              (92)
                                                                              ----------------------------------------
Cash Flows from Operating Activities                                            $ 477         $  526           $  (353)
                                                                              ========================================
Insurance
---------
Income (Loss) from Insurance                                                    $  -          $    4           $  (779)
Adjustments required to reconcile income (loss) to cash flows from operating activities:
    Depreciation and amortization                                                 32              26                55
    Provisions for doubtful accounts                                              12               7                19
    Talegen reserve strengthening actions                                          -               -               880
    Goodwill write-down                                                            -               -               400
    Realized capital gains                                                       (12)            (88)             (516)
    Decrease in receivables                                                      730             457               163
    Increase in accounts payable and accrued
     compensation and benefit costs                                               69             126               114
    Increase (decrease) in unearned income                                       (11)              4               (37)
    Decrease in unpaid losses and loss expenses                                 (809)           (955)             (498)
    Other, net                                                                   (64)            252              (396)
                                                                              ----------------------------------------
Cash Flows from Operating Activities                                           $ (53)         $ (167)          $  (595)
                                                                              ========================================

See accompanying Consolidated Statements of Cash Flows.

NON-FINANCING OPERATIONS

The following table summarizes 1994 and 1993 Document Processing non-financing operations funds generation and usage, after investments in the business.

                                      Funds Generation (Use)
                                      ----------------------
(In millions)                               1994        1993
------------------------------------------------------------
Document Processing
Non-Financing:

Income                                     $ 565       $ 379
Depreciation and Amortization                649         629
Restructuring Payments                      (423)          -
Capital Expenditures                        (389)       (470)
Assets Sold                                  220          41
Working Capital/Other                        367         (83)
------------------------------------------------------------
                                           $ 989       $ 496
============================================================

The improvement in year-over-year 1994 funds generation was largely due to higher income, increased sales of fixed assets primarily related to the information management outsourcing and lower working capital and other requirements, partially offset by restructuring payments.

  IOFS-related/other funds usage of $605 million in 1994 compares with funds generation of $15 million in 1993 and was mainly due to Talegen business unit borrowings totaling $425 million to retire intercompany debt and fund investment activity. The decrease in IOFS-related/other usage in 1993, versus the prior year, was mainly due to cash proceeds from the 1993 sales of VKM and Furman Selz Holding Corporation, partially offset by the requirements to restructure Talegen and to initiate scheduled funding for Ridge Reinsurance Limited.

Pictured here were Abdul Terry, Office Document Products; Tomoko Lane, Planning and Spare Parts; Negin Naghib, Middle East and Africa; Richard Sullivan, Nordic Entity; all from Rank Xerox.

FINANCING ACTIVITIES

Incremental debt required to fund the growth of Xerox equipment financing in 1994 was $843 million, an increase of $441 million from 1993, due to accelerated growth in equipment sales revenues and the effects of translating foreign currencies into U.S. dollars. Xerox equipment financing debt growth of $402 million in 1993 was $709 million lower than in 1992 due to less rapid sales growth and the effects of currency translation.

  Debt related to discontinued third-party financing activities declined by $193 million in 1994, reflecting asset sales and portfolio run-off. This decrease was in line with 1993 experience and less than the reduction in 1992 due to the declining asset base and the long-duration contractual maturities and unique tax attributes of most of the remaining assets.

  The total increase in debt required to fund the growth of financing activities in 1994, therefore, was $650 million compared with increases of $203 million in 1993 and $719 million in 1992.

FUNDING PLANS FOR 1995

Non-financing debt levels will be significantly affected by the Company's recently completed acquisition of 40 percent of The Rank Organisation Plc's financial interest in Rank Xerox for (Pounds)620 million, or approximately
$970 million. The transaction was funded with commercial paper. The Company may retire a portion of the commercial paper with proceeds from the announced sales of Constitution Re and Xerox Life and/or fund out a portion with longer-term debt. Any further disposition of the Talegen business units could also significantly impact 1995 funding levels since proceeds from the sales will be used to pay down debt.

  In 1995, debt levels associated with the financing of customer purchases of Xerox equipment are planned to increase in line with sales activity. Ongoing run-off and opportunistic sales of third-party financing assets are not expected to significantly impact the Company's overall financing debt level.

  Management believes that the Company has adequate short-term credit facilities available to fund its day-to-day operations and has readily available access to the capital markets to meet any longer-term financing requirements. To provide added funding flexibility during 1994, the Company increased the revolving credit agreements of its domestic operations from $3 billion to $5 billion. In addition, Rank Xerox had $2 billion of revolving credit facilities. At December 31, 1994, the Company and XCC had domestic shelf capacity of $940 million and $980 million, respectively. In 1995, the Company intends to establish a $1 billion Euro-debt facility that will be available to both Xerox and XCC. Depending upon the status of Talegen disengagement, term debt financing may be required in 1995 to refinance maturing and callable securities and to enable the matched funding of the Xerox equipment financing activities.

Pictured here was Peter Boden, Jr., U.S. Customer Operations.

LIQUIDITY

The Company's primary sources of liquidity are funds generated from operations and borrowings.

  Document Processing operations used net cash of $33 million in 1994, compared with $66 million generated in 1993 and $8 million usage in 1992. The significant changes in the components of Document Processing cash flows follow:

. Non-financing operations generated $989 million in 1994, $496 million in 1993 and $354 million in 1992, as shown on Page 39. Xerox equipment financing activities used $844 million in 1994, $409 million in 1993 and $1,128 million in 1992.

.  During 1994, a 1984 yen-denominated financing was repaid for $116 million.

.  During 1993, $580 million of net proceeds was received from the sale of
8.1 million shares of common stock via a public offering.

. During 1994, the Company redeemed shares of its preferred stock for $245 million, including an $11 million call premium.

  Insurance operations generated $3 million of cash in 1994 compared with net cash usage of $23 million in 1993 and net cash generation of $6 million in 1992. The significant changes in cash flows follow:

. A net decrease in receivables of $730 million in 1994 compared with decreases of $457 million in 1993 and $163 million in 1992 reflects a decline in reinsurance recoverables due to collections on balances established in prior periods and less dependence on reinsurance in recent years. The reduction also reflects a premium decline caused primarily by a continued focus on profitability versus maintaining market share, particularly in the non-standard automobile, casualty and workers' compensation lines.

. A net decrease in unpaid losses and loss expense of $809 million in 1994 compared with decreases of $955 million in 1993 and $498 million in 1992 reflects continued operational trends where claims payments are in excess of new reserves established.

. A net increase in aggregate investments of $467 million in 1994 compared with an increase of $278 million in 1993 and a decrease of $292 million in 1992 reflects investment activities supported by cash flow from operations and debt proceeds.

. A net increase in Talegen debt of $425 million in 1994, the proceeds of which were used to retire intercompany debt and fund investment activity.

  Discontinued operations net cash flows were zero during 1994, 1993 and 1992, as cash generated by collection and sales activities and tax benefits was used to reduce assigned debt.

Pictured here were Andrius Buldygerovas and Marysia Mycielska, Eastern Export Operations.

HEDGING INSTRUMENTS

  Certain financial instruments have been entered into by the Company to manage its interest rate and foreign currency exposures. These instruments are held solely for hedging purposes and include interest rate swap agreements and forward foreign-exchange agreements. The Company has long-standing policies prescribing that derivative instruments are only to be used to achieve a set of very limited objectives: to lock in the value of cross-border cash flows and to reduce the impact of currency and interest rate volatility on costs, assets and liabilities. The Company does not enter into derivative instrument transactions for trading purposes.

  Currency derivatives are only arranged in conjunction with underlying transactions that give rise to foreign-currency-denominated payables and receivables: for example, an option to buy foreign currency to settle the importation of goods from suppliers, or, a forward foreign-exchange contract to fix the rate at which a dividend will be paid by a foreign subsidiary.

  The Company does not hedge foreign-currency-denominated revenues of its foreign subsidiaries since these do not represent cross-border cash flows.

  With regard to interest rate hedging, virtually all customer financing assets earn fixed rates of interest and, therefore, the Company "locks in" an interest rate spread by arranging fixed-rate liabilities with similar maturities as the underlying assets. Additionally, customer financing assets in one currency are consistently funded with liabilities in the same currency. The Company refers to the effect of these conservative practices as "match funding" its customer financing assets.

Pictured here was Liz Blythers, Office Document Systems; and the Xerox 4510 Desktop laser printer with bi-directional communications software.

  More specifically, pay fixed-rate and receive variable-rate swaps are typically used in place of more expensive fixed-rate debt for the purpose of match funding fixed-rate, customer contracts. Pay variable-rate and receive variable-rate swaps are used to transform variable-rate medium-term debt into commercial paper or local currency LIBOR obligations. Additionally, pay variable-rate and receive fixed-rate swaps are used infrequently to transform longer-term fixed-rate debt into commercial paper-based rate obligations. The transactions performed within each of these three categories enable the Company to manage its interest rate exposures. The potential risk attendant to this strategy is the performance of the swap counterparty. The Company addresses this risk by arranging swaps exclusively with a diverse group of strong-credit counterparties, regularly monitoring their credit ratings, and determining the replacement cost, if any, of existing transactions.

  On an overall worldwide basis, weighted average interest rates for 1994, 1993 and 1992 approximated 7.2 percent, 8.3 percent and 9.2 percent, respectively, which include the impact of the Company's hedging activities.

  The Company's currency and interest rate hedging are typically not affected by changes in market conditions as forward contracts, options and swaps are normally held to maturity in order to lock in currency rates and interest rate spreads on the underlying transactions.

Financial Review:

Insurance and Other Financial Services (IOFS)

In January 1993, the Company announced its decision to concentrate on the core Document Processing business and disengage from the financial services businesses. Consistent with this objective, the Van Kampen Merritt Companies, Inc. (VKM), an investment advisory organization, and Furman Selz Holding Corporation (Furman Selz), an institutional brokerage, investment banking and management firm, were sold in 1993. In 1994, Shields Asset Management, Inc. (Shields), a Furman Selz subsidiary, and Regent Investor Services Incorporated (Regent), a subsidiary of Shields, were sold. Contracts were also signed to sell Constitution Re Corporation (CRC) to EXOR America Inc. in 1994 and Xerox Financial Services Life Insurance Company (Xerox Life) to a subsidiary of General American Life Insurance Company in 1995. Both sales will close after regulatory approvals. The Company will continue to implement its strategy for divesting the remaining insurance businesses in an orderly and disciplined way.

  The ongoing operations of Xerox Credit Corporation and the international financing companies that finance customer purchases of Xerox equipment remain unaffected by the Company's decision to disengage from financial services.

STATUS OF INSURANCE

The Insurance segment includes Talegen Holdings, Inc. (Talegen), a holding company of seven property and casualty insurance operating groups and three insurance related service companies, Ridge Reinsurance Limited (Ridge Re) and that portion of the Xerox Financial Services, Inc. (XFSI) headquarters costs and interest expense associated with the continuing business activities. In 1993, Talegen established and capitalized seven insurance operating groups, each of which includes one or more legal insurance entities (the "Insurance Companies"). Each of the Insurance Companies maintains its own investment portfolio, loss reserves and capital. This recapitalization and legal restructuring was approved by the insurance departments of all states in which Talegen's Insurance Companies are domiciled. The objective of the Talegen restructuring was to strengthen the insurance operating groups and facilitate the realization of shareholder value.

  The seven insurance operating groups and their areas of specialization are:

.  Constitution Reinsurance - treaty and facultative reinsurance

. Coregis - professional liability, public entity and other property and casualty programs

. Crum & Forster Insurance - commercial property and casualty insurance through a select network of independent agents

.  Industrial Indemnity - workers compensation coverage and services

. The Resolution Group - reinsurance collection services and management of run-off businesses

.  Viking - non-standard personal automobile insurance

. Westchester Specialty Group - umbrella, excess casualty and specialty property business

  In connection with the 1993 restructuring and the regulatory approvals, XFSI agreed to provide various forms of capital support to ensure that statutory capital requirements of the newly established legal entities were met. The capital contributions consisted of $235 million in cash, which was used to purchase portfolio investments, and $100 million of XFSI promissory notes (guaranteed by the Company). In connection with actions taken to strengthen the Talegen balance sheet at the end of 1992, XFSI also provided support in the form of $200 million in notes guaranteed by the Company.

  XFSI also agreed that support would be provided in the form of aggregate excess of loss reinsurance protection issued by Ridge Re, XFSI's wholly-owned Bermuda reinsurance company established in 1992. XFSI is obligated to pay annual premium installments of $49 million in the aggregate, plus finance charges, payable for up to ten years, for coverage totaling $1,245 million, which is net of 15 percent coinsurance. A total of eight years annual premium installments remain to be paid as of December 31, 1994. The Company has guaranteed the payment by XFSI of all such premiums.

  In addition to XFSI's original contribution of $25 million to the capitalization of Ridge Re, XFSI may be required, under certain circumstances, to purchase over time additional redeemable preferred shares up to a maximum of $301 million.

  XFSI has guaranteed to the Talegen insurance companies that Ridge Re will meet all of its financial obligations under all of the foregoing excess of loss reinsurance issued to them.

  In December 1994, a stock purchase agreement was signed with EXOR America Inc. for its purchase of Constitution Re Corporation, a Talegen subsidiary, for approximately $410 million subject to closing adjustments, which is approximately the same as book value. The closing of the sale is subject to customary closing conditions and regulatory approvals and is expected to close during the first half of 1995.

  At December 31, 1994, the Company's investment in Insurance amounted to $3,645 million, which excludes the effect of unrealized losses on investment securities. The ultimate exit from the insurance businesses and the recovery of the investment could take several years. During the disengagement process, the Company will continue to be exposed to all the business risks of its insurance businesses. The Company anticipates that future income or losses from its insurance businesses may vary widely as the disengagement strategy is implemented, due to, among other reasons, the recognition of proceeds of sales or other forms of disengagement and the results from operations of the remaining insurance businesses. No assurances can be given as to the timing of the disengagement process, the amount and timing of proceeds of sales or other forms of disengagement from insurance units or the impact the remaining insurance businesses will have on the Company's total results from operations during the disengagement process.

OPERATING RESULTS

The results of IOFS are separated into the continuing Insurance segment and discontinued operations, which include Other Financial Services (discontinued in 1993) and third-party financing and real-estate development (discontinued in 1990). The Insurance segment includes Talegen, Ridge Re and that portion of XFSI interest expense and other costs associated with the continuing business activities.

  Income from the Insurance segment was break-even in 1994 compared with $4 million in 1993 and a $779 million loss in 1992 as summarized in the following table.

                                   Insurance Income Summary
                                   --------------------------
(In millions)                       1994      1993      1992
-------------------------------------------------------------
Talegen
   Underwriting                    $(168)    $(213)    $(479)
   Investment Income                 421       380       525
   Taxes/Other                       (75)      (54)      (36)
-------------------------------------------------------------
   Operations Before Capital
     Gains/Other                     178       113        10
   Capital Gains After Tax             8        57        48
   One-Time Items                      -       (21)     (704)
Cessions to Ridge Re                 (35)        -         -
Interest/Other                      (151)     (145)     (133)
-------------------------------------------------------------
  Total Insurance                  $   -     $   4     $(779)
=============================================================

In connection with the operational and legal restructuring of Talegen, the Company recognized net pre-tax charges of $58 million and $836 million in 1993 and 1992, respectively. The 1992 charges included strengthening of loss reserves and reinsurance recoverable provisions of $880 million, and $400 million related to the partial write-down of goodwill, offset by $444 million in capital gains realized as Talegen repositioned its investment portfolio in anticipation of restructuring. The 1993 charge was largely made up of relocation, severance and leasehold expenses as a result of the decentralization and downsizing of support functions to the new stand alone units. The after-tax restructuring charges amounted to $38 million and $688 million in 1993 and 1992, respectively. These amounts are included in the "one-time" items category on the preceding chart, which totals $21 million in 1993 and $704 million in 1992. The balance relates to one-time SFAS No. 109 impacts.

  On an analytical basis, excluding the restructuring and tax-related impacts for adoption of SFAS No.109 in 1993 and 1992, and after-tax realized capital gains in the 1992-94 period, management estimates Talegen's operating income grew 58 percent to $178 million in 1994, compared with $113 million in 1993 and $10 million in 1992.

  Revenues from the insurance businesses were $2.7 billion in 1994, a decline of 2 percent from 1993, which in turn had declined by 2 percent from 1992. The lower revenues in 1994 reflect a 4 percent decrease in earned premiums, partially offset by a 9 percent increase in investment and other income. The 1993 revenue decline reflects a lower level of investment income, as described later, partially offset by a 4 percent growth in earned premiums. Further details on premium levels are included in the individual Talegen insurance operating group results.

  Excluding the unusual charges in 1993 and 1992 noted previously, the overall underwriting loss in 1994 for Talegen's seven insurance operating groups improved by $45 million to $168 million, compared with $213 million in 1993 and $479 million in 1992. The overall decreases in 1994 and 1993 reflect improvements in both losses and expenses as the insurance operating groups continued to tighten their strategic focus on more profitable business segments, maintain price disciplines and increase productivity. Underwriting results for 1994 exclude $53 million of adverse development on loss and reinsurance recoverable reserves ceded to Ridge Re for 1992 and prior accident years (as discussed in the Ridge Re Related/Other section).

  Net catastrophe losses were $27 million in 1994, $25 million in 1993 and $52 million in 1992. The 1994 catastrophe losses primarily reflect the California earthquake and Northeast winter storms in the first quarter. In 1993, catastrophe losses were largely attributable to the World Trade Center bombing and East Coast storms in the first quarter. The 1992 catastrophe losses primarily relate to Hurricanes Andrew and Iniki.

  Excluding the unusual charges, underwriting results for each of Talegen's six ongoing insurance operating groups are expressed on the next page in terms of annual gross written premiums and combined ratios. Underwriting results for The Resolution Group are not meaningful on this basis since that unit has only run-off premiums and, therefore, are excluded.

(Dollars in millions)                           Gross Written Premiums                               Combined Ratio
                                           -------------------------------                    -----------------------------
Year                                         1994         1993        1992                     1994        1993        1992
---------------------------------------------------------------------------------------------------------------------------
Constitution Reinsurance                   $  545       $  532        $505                    100.7       102.4       110.0
Coregis                                       371          373         379                    103.7       105.2       106.2
Crum & Forster Insurance                    1,022        1,021         972                    106.9       109.8       120.0
Industrial Indemnity                          370          492         486                    105.2       112.4       118.8
Viking                                        152          170         212                     97.3       100.2       102.6
Westchester Specialty Group                   334          356         357                    115.7       102.5        91.6
===========================================================================================================================

  The combined ratio is a standard insurance industry measure of underwriting results. It measures the relationship of losses and expenses to net earned premiums. It does not include income from an insurer's investments. The combined ratio is the sum of the three ratios: (i) the loss and loss adjustment expense ratio, (ii) the underwriting expense ratio and (iii) the dividend ratio. The loss and loss adjustment expense ratio reflects claims expenses, the underwriting expense ratio reflects policy acquisition and administrative costs, and the dividend ratio reflects dividends to policyholders. The objective of the combined ratio is to match costs with revenues. A combined ratio under 100 percent indicates underwriting profits while a combined ratio exceeding 100 percent indicates underwriting losses.

  The following are the key reasons for the year-over-year performance changes for each of these insurance operating groups.

  Constitution Reinsurance's combined ratio improved 1.7 points for the year reflecting a continuing shift toward more profitable pro-rata business and decreased emphasis on per risk business. This improvement was moderated by higher catastrophe losses in 1994 than in the prior year. The combined ratio in 1993 was 7.6 points lower than 1992 which included significant losses related to Hurricanes Andrew and Iniki. Constitution's gross premium volume in 1994 increased 3 percent due to continuing strong overall production and retention levels, as well as improved pricing, the benefits of which were moderated by a timing change in premium recognition for certain treaties in 1994. In 1993, Constitution's gross premiums increased 5 percent reflecting continued expansion in the company's non-standard automobile segment.

  At Coregis the combined ratio decreased 1.5 points and 1.0 point in 1994 and 1993, respectively. These declines resulted from improvements in both overall loss experience and expenses in both periods. Gross premium volume in 1994 was even with 1993 as strong renewal retentions and new business growth in selected programs were offset by the effects of reunderwriting initiatives taken in 1993 and early 1994. Gross premiums in 1993 declined 2 percent from 1992 caused by competitive pressure primarily in one major program.

  Crum & Forster Insurance had combined ratio improvement of 2.9 points for 1994 reflecting better management of underwriting and claims handling expenses. The combined ratio decline of 10.2 points in 1993 resulted from better loss experience including lower catastrophe losses. Gross written premiums in 1994 were approximately equal to 1993, which showed a 5 percent increase over 1992. These volumes reflect continuing strong renewal retentions and expansion in the company's custom agent segment. In 1994 the effects of this strategic penetration were offset by reduced volumes resulting from the company's withdrawal from non-voluntary business and from a large account.

  At Industrial Indemnity the combined ratio dropped 7.2 points in 1994 and 6.4 points in 1993 reflecting significantly improved loss experience in the company's workers compensation business. Gross premium volume declined 25 percent in 1994 and increased a modest 1 percent in 1993. In California, the company's largest market, loss costs have declined 30 percent in the past two years. This trend resulted in state mandated rate reductions of a similar magnitude and a corresponding downward pressure on premiums, although pricing margins remained adequate in 1993 and 1994. Volume in 1994 was also impacted by increased competition in the California market in anticipation of the new open rating environment effective January 1, 1995.

  Viking's combined ratio improved 2.9 points in 1994 and 2.4 points in 1993 reflecting the benefits of corrective pricing and agency management actions taken in 1992. Gross written premiums declined 11 percent and 20 percent in 1994 and 1993, respectively, as a result of the company's continuing focus on improving profitability versus maintaining market share. This focus has resulted in significant improvement in loss experience, the benefits of which were somewhat moderated by increases in the expense ratio due to the lower premium volume.

  At Westchester Specialty Group gross premium volume declined 6 percent in 1994 and 1 percent in 1993 as the effects of continuing intense competitive pressure on casualty prices and related exposure reductions were partially offset by growth in profitable property business. Reflecting the deteriorating market conditions for casualty business, the company has increased its loss funding for these exposures to much more conservative levels causing the combined ratio to increase 13.2 points in 1994 and 10.9 points in 1993.

  Investment income for Talegen was $421 million in 1994 compared with $380 million in 1993 and $525 million in 1992. The increase in 1994 primarily reflects a higher level of invested assets. The decrease in 1993 resulted from the initial repositioning of the portfolio in 1992 in anticipation of the Talegen restructuring and from a decline in interest rates. The 1992 repositioning and reinvestment in U. S. Treasuries shortened the duration of fixed income securities to an average of approximately 3 years from 13 years.

  Realized pre-tax capital gains in 1994 for Talegen totaled $13 million compared with $88 million in 1993 and $516 million in 1992. The level of capital gains in 1994 reflects normal investment activities coupled with fewer opportunities to realize gains due to the impact of high interest rates on bond portfolio values. The 1993 capital gains primarily resulted from the Talegen insurance operating groups progress in realigning their investments with the liabilities of each dedicated company following completion of the restructuring. The 1992 level included $444 million associated with the initial repositioning of the portfolio, as previously discussed. On an after-tax basis, Talegen capital gains totaled $8 million in 1994, $57 million in 1993 and $48 million in 1992, excluding the impact of the initial repositioning of the portfolio.

PROPERTY AND CASUALTY OPERATING TRENDS

The industry's profitability can be significantly affected by cyclical competitive conditions as well as by volatile and unpredictable developments, including changes in the propensity of courts to grant large awards, fluctuations in interest rates and other changes in the investment environment (which affect market prices of insurance companies' investments, the income from those investments and inflationary pressures that may tend to affect the size of losses), and judicial decisions affecting insurers' liabilities. Talegen operating results have historically been influenced by these industry trends, as well as by Talegen's exposure to uncollectible reinsurance, which had been greater than most other insurers.

TALEGEN RESERVES

OVERVIEW

Losses from claims and related loss adjustment expenses comprise the majority of costs from providing insurance products and, therefore, unpaid losses and loss expenses are the largest liabilities on a property and casualty insurer's balance sheet. Insurance companies utilize a variety of loss trending and analysis techniques to estimate anticipated ultimate losses and the timeframes when claims are likely to be reported and paid. In order to moderate the potential impact of unusually severe or frequent losses, insurers often cede (i.e., transfer) a portion of their gross policy premiums to reinsurers in exchange for the reinsurer's agreement to share a portion of the covered losses with the insurer. Although the ceding of insurance does not discharge the original insurer from its primary liability to its policyholder, the reinsurance company that accepts the risk assumes an obligation to the original insurer. A contingent liability exists, however, with respect to reinsurance ceded to the extent that any reinsuring company might not be able to meet its obligations.

  Over the policy period, as premiums are earned, a portion of the premiums are set aside as gross reserves for incurred but not reported (IBNR) losses in anticipation of claims which will be incurred. IBNR reserves also include amounts to supplement case reserves, when established, to provide for potential further loss development. In addition, gross reserves are also established for internal and external loss adjustment expenses associated with handling the claims inventory. When a claim is reported, case reserves are established on the basis of all pertinent information available at the time. Reinsurance recoverables on gross reserves are recorded for amounts that are anticipated to be recovered from reinsurers and are determined in a manner consistent with the liabilities associated with the reinsured policies. Net reserves are gross reserves less anticipated reinsurance recoverables on those reserves.

  The following sections of the Talegen Reserves discussion provide further details related to the reserving practices and the specific reserve levels of the Insurance Companies within Talegen's insurance operating groups. Due to the unique complexities and uncertainties related to asbestos-related, hazardous waste and other latent or long-tail claims, additional information regarding these claim categories is provided, although it is the policy of Talegen not to disclose established case reserves on specific claims.

OVERALL RESERVES

The following table sets forth gross unpaid losses and loss expenses, reinsurance recoverables on unpaid losses and loss expenses and the resultant net unpaid losses and loss expenses for the Insurance Companies included in each insurance operating group as of December 31, 1994 and 1993:

Unpaid Losses and Loss Expenses

                                         Gross     Reinsurance         Net
(In millions)                         Reserves     Recoverable    Reserves
-----------------------------------------------------------------------------
December 31, 1994
Constitution Reinsurance                $  881          $  200      $  681
Coregis                                    995             271         724
Crum & Forster Insurance                 2,941             768       2,173
Industrial Indemnity                     1,445             188       1,257
The Resolution Group                     1,680             983         697
Viking                                      97               -          97
Westchester Specialty Group              1,225             485         740
Ceded balances to affiliates              (451)           (451)          -
-----------------------------------------------------------------------------
    Total                               $8,813/1/       $2,444      $6,369/1/
=============================================================================

December 31, 1993
Constitution Reinsurance                $  883          $  202      $  681
Coregis                                    992             330         662
Crum & Forster Insurance                 3,171             872       2,299
Industrial Indemnity                     1,586             213       1,373
The Resolution Group                     2,576           1,720         856
Viking                                     124               6         118
Westchester Specialty Group              1,272             512         760
Ceded balances to affiliates              (920)           (920)          -
-----------------------------------------------------------------------------
    Total                               $9,684          $2,935      $6,749
=============================================================================

/1/Balance excludes $53 million cessions to Ridge Re.

The overall decrease in gross reserves is primarily the result of actions taken over the past several years to reduce exposures in underperforming and non-strategic business segments. Reinsurance recoverables have decreased due to the underlying reduction in gross reserves, increased collection of recoverable balances and an increase in business retained by the Insurance Companies. Gross and net reserves as of December 31, 1992 were $10,657 million and $6,869 million, respectively. Due to its mission of managing run-off business, The Resolution Group had the most significant decrease in overall gross and net reserves. In 1994, Insurance Companies within the Westchester Specialty Group, The Resolution Group and the Crum & Forster Insurance operating group strengthened net reserves by approximately $40 million, $33 million and $8 million, respectively, for development on 1993 and prior accident year reserves. Of these amounts, $20 million, $28 million and $5 million, respectively, were ceded to Ridge Re. No material adjustments were made to net reserves in 1993.

MONITORING OF INSURANCE

The insurance operating groups continually monitor the gross and net reserves of their Insurance Companies for business written in both current and prior years, and Talegen senior management reviews these reserves on a periodic basis. In addition, these reserves are reviewed and certified on an annual basis by an outside actuary appointed by the Insurance Companies. Overall reserve levels are impacted primarily by the types and amounts of insurance coverage currently being written and the trends developing from newly reported claims and claims which have been paid and closed. Adjustments are made to reserves in the period they can be reasonably estimated to reflect evolving changes in loss development patterns and various other factors, such as social and economic trends and known changes in judicial interpretation of legal liability.

USE OF REINSURANCE AND MANAGEMENT OF REINSURANCE COLLECTION

Most of the Insurance Companies made significant use of reinsurance during the 1970s and the early 1980s. Since that time, the Insurance Companies have generally increased the portion of business they retain while reducing the number of reinsurers used for their reinsurance contracts. Accordingly, in the aggregate, net reserves as a percent of gross reserves increased from 65 percent as of December 31, 1992 to 72 percent as of December 31, 1994, and the percent of written premiums ceded to reinsurers to gross written premiums decreased from 21 percent in 1992 to 16 percent in 1994. Additionally, as of December 31, 1994 the Insurance Companies had current and future reinsurance recoverables due from approximately 700 reinsurers for all policy years. However, in 1994 more than 70 percent of premiums ceded were placed with approximately 30 reinsurers.

  Talegen has a reinsurance security committee composed of senior management who approve those reinsurers with whom Talegen will do business. Based upon the review of financial condition and assessment of other available information, the Insurance Companies maintain an allowance for uncollectible amounts due from troubled reinsurers as reported in Note 13 to the consolidated financial statements on Page 69. The balance of reinsurance recoverable is considered to be valid and collectible.

  The potential uncollectibility of ceded reinsurance is an industry-wide issue. With respect to the management of recoveries due from reinsurers, the Insurance Companies operate within common guidelines on the early identification of potential collection problems and assign these cases to a specialized unit with The Resolution Group staffed by "work-out" experts. This unit aggressively pursues collection of reinsurance recoverables through mediation, arbitration and, where necessary, litigation to enforce a contractual right against reinsurers. Nevertheless, periodically, it becomes necessary for management to adjust reserves for potential losses to reflect their ongoing evaluation of developments which affect recoverability, including increased damage awards and the severe financial difficulties that some reinsurers are experiencing.

EFFECTS OF RESTRUCTURING ON RESERVES

In 1992, as part of the announced Talegen restructuring plan and related balance sheet strengthening actions, reserves were strengthened by $880 million on a pre-tax basis. Talegen, after completing a detailed review of its outstanding reinsurance recoverables, in the fourth quarter of 1992 wrote-off $516 million in reinsurance recoverables due from approximately 600 reinsurers against the allowance for doubtful reinsurance accounts (including $174 million for paid reinsurance recoverables). Additionally, in conjunction with obtaining the necessary regulatory approvals to consummate the restructuring, XFSI agreed to provide excess of loss reinsurance protection issued by Ridge Re, XFSI's wholly-owned, single purpose Bermuda reinsurance company, which was established in 1992. Adjustments to the reserves in 1993 pursuant to the restructuring were not material.

ASBESTOS-RELATED, HAZARDOUS WASTE AND OTHER LATENT OR LONG-TAIL CLAIMS

Claims resulting from asbestos-related, hazardous waste, other latent and other long-tail losses have provided unique challenges to the insurance industry. The possibility that these claims would emerge was often not recognized or contemplated at the time the policies were written, and traditional actuarial reserving methodologies have not always been useful in accurately estimating ultimate losses. Asbestos bodily injury claims were the first type of such exposures to cause significant losses to the insurance industry. Because case law for asbestos-related injuries is now reasonably developed and the number of open claims has been declining, the remaining exposure and related uncertainty to the Insurance Companies are also decreasing. In addition to bodily injury claims, asbestos-in-building claims have been brought against certain Insurance Companies of the Talegen insurance operating groups seeking reimbursement for the expense of replacing insulation material and other building components made of asbestos. The Insurance Companies have generally contested coverage to the extent that the product liability insurance does not cover replacement costs unless there has been property damage, as defined in the policies, to the buildings in which asbestos containing products were installed. Sufficient case law has not yet been established to determine the extent to which the courts will interpret the policies consistently with this position, and the theories put forth by the courts have varied considerably to support the few payments made by insurers to date for asbestos-in-building property damage claims.

  Hazardous waste claims have been the second major type of such claims to emerge and significantly impact the insurance industry. Hazardous waste claims encompass costs for pollution clean-up, bodily injury and property damage. Significant uncertainties exist with respect to estimating the Insurance Companies' exposure to hazardous waste claims. The uncertainty primarily results from lack of historical data, long delays in reporting claims, difficulty in identifying potential claimants and complex legal and coverage issues that have been further complicated by inconsistent conclusions reached by the courts.

  Other latent or long-tail exposures such as repetitive stress, lead paint and surgical breast implants are the latest type of such liability to emerge.
These claim types also are not suitable for traditional actuarial reserving techniques due to significant uncertainties as to how legal issues will develop.

  As judicial patterns emerge through the appellate process and remove uncertainties related to asbestos bodily injury, asbestos-in-building, hazardous waste and other latent or long-tail claims, additional liabilities and reinsurance recoverables could arise.

  Total reserves for asbestos bodily injury, asbestos-in-building, hazardous waste and other latent or long-tail claims as of December 31, 1994 are as follows:

                                                     Reserves/1/ by Claim Category as of December 31, 1994
                                        ----------------------------------------------------------------------------------
                                          Asbestos       Asbestos-in-       Hazardous      Other Latent
                                        Bodily Injury      Building           Waste        or Long-Tail          Total
                                        -------------    -------------     ------------    ------------      -------------
(In millions)                           Gross    Net     Gross     Net     Gross    Net    Gross    Net      Gross     Net
--------------------------------------------------------------------------------------------------------------------------
Constitution Reinsurance                 $ 66    $20       $ -      $-      $ 79   $ 32     $  -    $ -       $145    $ 52
Crum & Forster Insurance                   58     40         -       -        79     61      110     57        247     158
Coregis                                     -      -         -       -         2      2        -      -          2       2
Industrial Indemnity                        -      -         -       -         -      -        -      -          -       -
The Resolution Group                      170     17        21       2       101     36       48      2        340      57
Viking                                      -      -         -       -         -      -        -      -          -       -
Westchester Specialty Group                38     11        45       1        34     21        9      1        126      34
--------------------------------------------------------------------------------------------------------------------------
Total                                    $332    $88       $66      $3      $295   $152     $167    $60       $860    $303
==========================================================================================================================

/1/Included are case, IBNR and allocated loss adjustment expense reserves.

  The vast majority of claims in the above areas have resulted from policies covering corporate property and casualty insurance, thus insurance operating groups whose Insurance Companies have not underwritten (or reinsured) this type of business generally do not have these types of claims. Although Insurance Companies within Coregis are currently underwriting certain commercial property and casualty business, these companies did not underwrite any significant volume of business prior to 1986 and thus have not had many asbestos bodily injury or hazardous waste claims as most such claims for the insurance industry have originated from accident years prior to 1986.

  In 1985, Talegen established a stand-alone unit to centrally handle asbestos-related, hazardous waste and certain other latent or long-tail claims. The unit was established as a separate service company of Talegen in January, 1993 and named Envision Claims Management Corporation (Envision). Envision is currently engaged in working on claims for the Insurance Companies within the Crum & Forster Insurance, Coregis, The Resolution Group and Westchester Specialty Group insurance operating groups. The objectives of Envision are to bring expertise to this highly specialized area, promote consistency in claim administration and reserving practices, and judiciously work through and close such claims on behalf of the Insurance Companies. Since January 1, 1993, nearly twice as many claims have been closed by Envision as have been opened, causing an overall 33 percent reduction in total applicable claims outstanding during that period.

SIGNIFICANT MATTERS

The largest asbestos bodily injury claims have originated from policies issued to Owens-Corning Fiberglas (OCF), who manufactured and distributed insulation containing asbestos. Numerous claims alleging bodily injury through exposure to asbestos were filed against OCF during the past two decades. Over the past several years, loss and loss expense payments on policies within The Resolution Group have aggregated $1,024 million and $24 million on a gross and net basis, respectively. Management of The Resolution Group and Talegen believe that all significant losses have been paid on this coverage. Of the approximately $1 billion in reinsurance believed to be appropriately recoverable from these claims, $682 million has been collected and $168 million has either been written-off or reserved through the allowance for uncollectible reinsurance, resulting in a remaining net recoverable balance of $150 million as of December 31, 1994. See discussion of status of two separate lawsuits pertaining to reinsurance recoverable on OCF claims, of which one has been substantially settled, in Note 18 of the consolidated financial statements beginning on Page 79.

  With respect to hazardous waste claims, the principal federal statute that requires cleanup of environmental damage is the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund"), passed in 1980. It imposes liabilities on "Potentially Responsible Parties," subjecting them to liability for clean-up costs regardless of fault, time period and relative contribution of pollutants. Superfund is subject to funding authorization that expires in December 1995. The current administration has put forth a proposal to reform Superfund that would create a government fund used to clean up "National Priority Listed" sites that would be paid for through a combination of retrospective and prospective taxes for primary insurers and a retrospective tax for reinsurers. Because the 103rd Congress did not pass the reform bill, and because there is new legislative leadership in both the House and the Senate, it is not possible to predict what effect the future legislative changes or reauthorization of Superfund will have on Talegen's future results.

RANGE OF REASONABLY POSSIBLE LOSSES ON KNOWN CLAIMS

The following table compares the internal estimates of the range of ultimate net losses that are considered reasonably possible for known asbestos bodily injury, asbestos-in-building, hazardous waste and other latent or long-tail claims to total net reserves for these claim categories as of December 31, 1994:

                                                 Range of Net Unpaid Loss and Allocated Loss Adjustment Expense Reserves
                                                        Compared to Total Net Reserves/1/ as of December 31, 1994
                                     ------------------------------------------------------------------------------------------
                                         Range of Net Unpaid Loss and Allocated Loss Adjustment Expenses on Known Claims
                                     -----------------------------------------------------------------------------------
                                        Asbestos       Asbestos-in-     Hazardous     Other Latent
                                     Bodily Injury      Building          Waste       or Long-Tail       Total
                                     -------------     ------------     ---------    -------------    -----------    Total Net
(In millions)                        Low     High      Low     High     Low  High    Low      High    Low    High   Reserves/1/
-------------------------------------------------------------------------------------------------------------------------------
Constitution Reinsurance             $ 5      $20       $-      $ -     $10  $ 30    $ -       $ -    $ 15   $ 50       $ 52
Crum & Forster Insurance              20       40        -        3      10    70     40        80      70    193        158
The Resolution Group                  10       20        2        4       2    80      -         5      14    109         57
Westchester Specialty Group            5       15        1        3       2    35      -         6       8     59         34
-------------------------------------------------------------------------------------------------------------------------------
Total                                $40      $95       $3      $10     $24  $215    $40       $91    $107   $411       $301
===============================================================================================================================

/1/Included are case, IBNR and allocated loss adjustment expense reserves. Total excludes $2 million of reserves for hazardous waste claims for Coregis Insurance Company, a subsidiary of the Coregis insurance operating group. Hazardous waste exposures to Coregis are not significant primarily because 1986 was the first year significant business volume was written in the Coregis Insurance Companies.

Because the above ranges have been estimated on a net basis, they do not allow for uncollectible reinsurance. See discussion of the allowance for doubtful reinsurance in Note 13 of the consolidated financial statements on Page 69. Additionally, the above ranges exclude consideration of potential Ridge Re contract recoveries, which provides aggregate excess of loss protection over all loss and loss expense reserves and uncollectible reinsurance reserves for 1992 and prior accident years. Cessions to Ridge Re, while beneficial to Talegen, do not result in a benefit to the Insurance segment or consolidated Xerox accounts. Based on information available to them as of December 31, 1994, the insurance operating groups and Talegen do not expect that liabilities associated with incurred asbestos bodily injury, asbestos-in-building, hazardous waste and other latent or long-tail claims will have a material adverse affect on their future liquidity or financial position. However, given the complexity and lack of precision in estimating the exposure, no assurance can be made as to the future potential impact of such claims.

REGULATORY RESTRICTION

The assets of the Insurance Companies are highly regulated and are generally restricted by regulatory authorities for use within the Insurance Company. Accordingly, they are generally not available for general corporate purposes. Restricted net assets of the Insurance Companies were $3.1 billion at December 31, 1994, $3.2 billion at December 31, 1993 and $2.6 billion at December 31, 1992.

RIDGE RE RELATED/OTHER

Operating results related to Ridge Re were insignificant in 1993 because the Talegen insurers did not experience adverse reserve development during that period. Accordingly, no losses were recorded in 1993 under Ridge Re's excess of loss reinsurance contracts.

  The Ridge Re related 1994 pre-tax underwriting loss was $53 million, based upon loss cessions from three of the Talegen insurance operating groups (The Resolution Group - $28 million, Westchester Specialty Group - $20 million, and Crum & Forster Insurance - $5 million). The after-tax impact totaled $35 million in 1994.

  Interest/Other charges on an after-tax basis were $151 million in 1994, $145 million in 1993 and $133 million in 1992. These charges primarily include net interest expense.

DISCONTINUED OPERATIONS

Other Financial Services (OFS), which were discontinued in the fourth quarter of 1993, had no after-tax income in 1994, $63 million in 1993, and a $39 million loss in 1992. Included in the 1993 income was a $62 million after-tax gain from the completion of two sales. The 1992 loss includes $90 million of adjustments, primarily for the partial write-down of goodwill. The net investment in OFS was $232 million at December 31, 1994. The Company believes that the liquidation of the remaining OFS units will not result in a net loss.

  In February 1993, the Company completed the sale of VKM for approximately $360 million, which resulted in before- and after-tax gains of $101 million and $62 million, respectively. In October 1993, the Company completed the sale of Furman Selz for $99 million. The gain on the sale was immaterial. The proceeds of the above sales were used to retire debt.

  The sale of the business and assets of Shields, a Furman Selz subsidiary, and Regent, a subsidiary of Shields, to Alliance Capital Management L. P. was completed in March 1994. Under the terms of the Furman Selz sales agreement, the sales proceeds yielded cash of approximately $60 million before settlement of related liabilities.

  General American Life Insurance Company and XFSI signed a definitive agreement in January, 1995 for a wholly-owned subsidiary of General American (New Owner) to acquire Xerox Life and related companies. Closing of the sale is subject to the customary closing conditions and regulatory approvals, and is targeted for the first half 1995. At closing, New Owner will rename the Xerox Life companies. OakRe Life Insurance Company, an XFSI subsidiary formed in 1994, will assume responsibility for existing Single Premium Deferred Annuity (SPDA) policies issued by Xerox Life's Missouri and California companies (Life Companies) via a reinsurance agreement (Agreement). The Agreement includes a provision for the assumption (at their election) by the Life Companies, of all of the SPDA policies at the end of their current rate reset periods. A Novation Agreement with a New Owner affiliate provides for the assumption of the liability under the Coinsurance Agreement for any SPDA policies not so assumed by the Life Companies. Other policyholders (of Immediate, Whole Life, and Variable annuities, as well as a minor amount of SPDAs issued by Xerox Life New York) will continue to be the responsibility of the New Owner. See Note 11 to the consolidated financial statements on Page 64 for additional information.

  The third-party financing and real-estate development and financing operations that were discontinued in 1990 were unaffected by the IOFS disengagement decisions. During 1994, several favorable developments occurred including sales of real-estate and third-party assets and sale and run-off activity, which reduced assets associated with these businesses by $272 million to a total of $547 million. Assigned debt was correspondingly reduced by $193 million to $231 million. Management believes that the combination of existing reserves together with run-off profits should adequately provide for any credit losses or losses on disposition.

CONSOLIDATED DEFERRED TAX ASSET POSITION

As is common for companies with large property and casualty insurance operations, the Company's domestic operations are in a net deferred tax asset position. In recent years, domestic profitability has been adversely affected by several non-recurring charges including the 1993 Document Processing restructuring charge and litigation settlements; the 1992 IOFS restructuring charges; the 1991 Document Processing work-force reduction provision; a smaller 1991 provision associated with the closing of certain Talegen locations; and, in 1990, by the charge associated with discontinuing the Company's real-estate operations. These charges were incurred in conjunction with the Company's ongoing efforts to exit from non-core businesses and to position the Company for future profitable growth. In addition, the 1992 adoption of the new accounting standards for postretirement medical benefits has also significantly contributed to the Company's domestic deferred tax asset position. The Company has scheduled the timing of the reversal of its deferred tax assets and, as further discussed in Note 17 to the consolidated financial statements on Page 79, expects to realize the majority of these in the ordinary course of future operations.

Notes to Consolidated Financial Statements

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation. The consolidated financial statements include the accounts of Xerox Corporation and all majority-owned subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated.

  Rank Xerox Limited, Rank Xerox Holding BV, Rank Xerox Investment Limited, R-X Holdings Limited and their respective subsidiaries, and the other subsidiaries jointly owned by the Company and The Rank Organisation Plc are referred to as the Rank Xerox Companies. The accounts of the Rank Xerox Companies are included for their fiscal years ended October 31. The accounts of the Latin American subsidiaries are included for their fiscal years ended November 30.

  Investments in which the Company has a 20 to 50 percent ownership interest are accounted for on the equity method.

Earnings Per Share. Primary earnings per share are based on net income less preferred stock dividend requirements divided by the average common shares outstanding during the period and common equivalent shares related to dilutive stock options, Xerox Canada Inc. exchangeable Class B stock and incentive shares. Fully diluted earnings per share assume full conversion of convertible debt and convertible preferred stock into common stock at the beginning of the year or date of issuance, unless they are antidilutive.

Goodwill. Goodwill represents the cost of acquired businesses in excess of the net assets purchased and is amortized on a straight-line basis, generally over 40 years. Goodwill is reported net of accumulated amortization and the recoverability of the carrying value is evaluated on a periodic basis. During 1992, the Company recorded a $470 million write-down of goodwill in connection with the restructuring of Insurance and Other Financial Services.

Significant Accounting Policies of Document Processing:

Revenue Recognition. Revenues from the sale of equipment under installment contracts and from sales-type leases are recognized at the time of sale or at the inception of the lease, respectively. Associated finance income is earned on an accrual basis under an effective annual yield method. Revenues from equipment under other leases are accounted for by the operating lease method and are recognized over the lease term. Service revenues are derived primarily from maintenance contracts on the Company's equipment sold to customers and recognized ratably over the term of the contracts. Sales of equipment subject to the Company's operating leases to third-party lease finance companies are recorded as sales at the time the equipment is accepted by the third party.

Provisions for Losses on Uncollectible Receivables. The provisions for losses on uncollectible trade and finance receivables are determined principally on the basis of past collection experience.

Inventories.  Inventories are carried at the lower of average cost or market.

Buildings and Equipment. Buildings and equipment are depreciated over their estimated useful lives. Depreciation is computed using principally the straight-line method. Significant improvements are capitalized; maintenance and repairs are expensed.

Classification of Commercial Paper and Bank Notes Payable. It is the Company's policy to classify as long-term debt that portion of commercial paper and bank notes payable that is intended to match fund finance receivables due after one year to the extent that it has the ability under its revolving credit agreements to refinance such commercial paper and notes payable on a long-term basis. See Note 15 on Page 72.

Reclassifications. Certain prior year balances have been reclassified to conform to the 1994 presentation.

Foreign Currency Translation. The functional currency for most foreign operations is the local currency. Net assets are translated at current rates of exchange and income and expense items are translated at the average exchange rate for the year. The resulting translation adjustments are recorded as a separate component of shareholders' equity. The U.S. dollar is used as the functional currency for the Company's subsidiaries, such as in South America, which conduct their business in U.S. dollars or operate in hyper-inflationary economies. A combination of current and historical exchange rates are used in remeasuring the local currency transactions of these subsidiaries and the resulting exchange adjustments are included in income. Aggregate foreign currency losses were (in millions) $136, $174 and $67 in 1994, 1993 and 1992, respectively, and are included in Other, net in the consolidated statements of income.

Significant Accounting Policies of Insurance:

Revenue Recognition. Insurance premiums are generally earned pro rata over the period the coverage is provided.

Deferred Policy Acquisition Costs. Property and casualty insurance policy acquisition costs are deferred and recognized over the periods the related premiums are earned. Anticipated investment income is considered in the determination of the recovery of deferred policy acquisition costs.

Reinsurance. Reinsurance recoverable includes the balance due from reinsurance companies for paid losses and loss expenses and the estimates of the amount of unpaid losses and loss expenses that will be recovered from reinsurers determined in a manner consistent with the liabilities associated with the reinsured policies. The provision for uncollectible reinsurance is determined based upon the review of the financial condition of the reinsurers and assessment of other available information, as is further discussed in
Note 13 on Page 69.

Insurance Losses and Loss Expenses. Property and casualty insurance losses and loss expenses are charged to expense as incurred. The reserve for unpaid losses and loss expenses is determined on the basis of claim adjusters' evaluations and other estimates, including those for incurred but not reported (IBNR) losses and for salvage and subrogation recoveries. Overall reserve levels are impacted primarily by the types and amounts of insurance coverage currently being written, trends developing from newly reported claims and claims which have been paid and closed. Talegen's insurance operating groups continually monitor gross and net losses and loss expense reserves of their insurance companies for business written in both the current and prior years, and Talegen senior management reviews these reserves on a periodic basis. Adjustments are made to reserves in the period in which they can be reasonably estimated to reflect evolving changes in loss development patterns and various other factors, such as social and economic trends and judicial interpretation of legal liability. These reserves are not recorded on a discounted basis.

Investments. The fixed maturity investments of Insurance operations are considered to be investments available-for-sale because substantial portions of these portfolios may be sold prior to maturity. Fixed maturity investments and equity securities are valued at market. Unrealized gains and losses from the revaluation of these securities are credited or charged to shareholders' equity.

  Realized gains and losses on the sale of investments are determined on a specific identification basis. A provision in the consolidated statement of income is made only when the decline in the fair value of debt and equity securities is other than temporary. Investment income is recorded when earned.

2.  ACCOUNTING CHANGES

Commencing in 1994, Statement of Financial Accounting Standards (SFAS) No. 112 - "Employers' Accounting for Postemployment Benefits" - requires accrual accounting for employee benefits that are paid between the termination of active employment and retirement. SFAS No. 112 did not have an impact on operating results as the applicable benefits are either routinely accrued or are types of benefits not currently offered by the Company.

  Effective January 1, 1994, the Company adopted SFAS No. 115 - "Accounting for Certain Investments in Debt and Equity Securities," which is more fully discussed in Note 12 on Page 66.

  Effective December 31, 1994, the Company adopted SFAS No. 119 - "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." See Note 21 on Pages 83 through 85 for disclosures relating to derivative financial instruments.

  In 1992, the Company recorded an after-tax charge of $764 million for the cumulative effect of accounting changes consisting of $606 million for SFAS No. 106 - "Employers' Accounting for Postretirement Benefits Other Than Pensions," and $158 million for SFAS No. 109 - "Accounting for Income Taxes."

DOCUMENT PROCESSING DISCLOSURES

3.  1993 SPECIAL CHARGES, NET

In 1993, the Company recorded special charges which aggregated $1,373 million and included the following pre-tax amounts: $1,195 million related to a restructuring of Document Processing operations and $278 million related to litigation settlements. As a result of these charges, the Company's Document Processing operations generated a net loss for 1993; accordingly, these provisions had been partially offset by $100 million in reduced performance-based employee profit sharing which had previously been accrued and would have been paid based on profit before the special charges. As a consequence, these special charges resulted in an after-tax charge of $813 million or $7.96 per share. The restructuring program and litigation settlements are discussed below:

Document Processing Restructuring Program. The Document Processing restructuring program announced in December 1993 is a worldwide action aimed at significantly reducing the Company's cost base and at improving productivity.

  The $1,195 million provision consisted of the following: $843 million related to severance pay and other employee separation benefits; $258 million related to lease cancellation and other facilities rationalization and site consolidation costs; and $94 million for the write-off or write-down of various assets in certain non-strategic businesses the Company will exit and other costs directly related to the restructuring program. Approximately 70 percent of this provision relates to the Company's domestic operations.

  The $1,195 million pre-tax provision resulted in the Company recognizing $416 million in deferred tax benefits and reducing minorities' interests in earnings of subsidiary companies by approximately $74 million. As a consequence, the restructuring program resulted in an after-tax charge in 1993 of $705 million or $6.91 per share.

  The Company anticipated, as a result of this restructuring program, to reduce its worldwide Document Processing work force by more than 10,000 employees by early 1996. In addition, the Company identified specific facilities to be closed, which are publicly announced as local implementation plans are finalized.

  As of December 31, 1994, the activities associated with the restructuring program are on track towards achieving the Company's objectives. The progress of the restructuring program is included in the accompanying Financial Review on Page 32.

  During 1994, $430 million of net pre-tax charges were charged against the restructuring reserve. Management believes the aggregate reserve balance of $765 million at December 31, 1994 is adequate for the completion of the restructuring program.

  The consolidated balance sheets at December 31, 1994 and 1993 include $429 million and $395 million, respectively, of current liabilities and $260 million and $717 million, respectively, of non-current liabilities relating to the pre-tax cash obligations associated with the restructuring action.

  During 1994, actual savings approximated $350 million. The cost savings resulting from this action are estimated to be approximately $700 million in 1995 and at higher amounts thereafter (These cost savings amounts are unaudited). These savings are primarily the result of reduced compensation expenses and occupancy costs. Partially offsetting these savings will be expenses incurred in future years to reengineer various business processes, such as the expansion of the use of technology in the customer order entry and sales processing functions; investments in hardware and software and related training to improve the efficiency of the Company's field service and sales organizations; and training to expand the local capabilities of technical service personnel. Additionally, some of these savings will be reinvested in support of the Company's expansion into emerging markets and to mitigate anticipated effects of continuing pressure on gross margins.

Litigation Settlements. In December 1993, the Company recorded a pre-tax charge of $278 million towards the settlement of two outstanding lawsuits in Texas. Of this charge, $256 million related to the settlement of an antitrust suit against the Company and $22 million related to the settlement of claims in connection with an alleged breach of contract. Net of income taxes, these settlements reduced the Company's 1993 net income by $167 million or $1.63 per share.

4.  FINANCE RECEIVABLES, NET

Finance receivables represent installment sales and sales-type leases resulting from the marketing of the Company's business equipment products. These receivables generally mature over two to five years and are generally collateralized by a security interest in the underlying assets. The components of finance receivables, net at December 31, 1994, 1993 and 1992 follow:

(In millions)                            1994      1993      1992
-----------------------------------------------------------------
Gross receivables                     $12,135   $11,119   $10,826
Unearned income                        (2,074)   (2,032)   (2,194)
Unguaranteed residual values              206       165       142
Allowance for doubtful accounts          (319)     (300)     (275)
-----------------------------------------------------------------
Finance receivables, net                9,948     8,952     8,499
Less current portion                    3,910     3,358     3,162
-----------------------------------------------------------------
Amounts due after one year, net       $ 6,038   $ 5,594   $ 5,337
=================================================================

Contractual maturities of the Company's gross finance receivables subsequent to December 31, 1994 follow (in millions):

  1995    1996    1997    1998   1999   Thereafter
--------------------------------------------------
$4,939  $3,242  $2,229  $1,207   $453          $65
==================================================

Experience has shown that a portion of these finance receivables will be prepaid prior to maturity. Accordingly, the preceding schedule of contractual maturities should not be considered a forecast of future cash collections.

5.  INVENTORIES

The components of inventories at December 31, 1994, 1993 and 1992 follow:

(In millions)                         1994     1993     1992
------------------------------------------------------------
Finished goods                      $1,458   $1,421   $1,508
Work in process                         88       80       83
Raw materials                          268      297      292
Equipment on operating leases, net     480      364      374
------------------------------------------------------------
Inventories                         $2,294   $2,162   $2,257
============================================================

Equipment on operating leases consists of the Company's business equipment products which are rented to customers and are depreciated to estimated residual value. Depreciable lives vary from two to four years. The Company's business equipment operating lease terms vary, generally from one to 36 months. Accumulated depreciation on equipment on operating leases for the three years ended December 31, 1994 amounted to (in millions) $794, $692 and $697, respectively. Minimum future rental revenues on the remaining non-cancelable operating leases with original terms of one year or longer are (in millions):

1995            1996              1997      Thereafter
------------------------------------------------------
$335            $214              $122             $99
======================================================

Total contingent rentals, principally usage charges in excess of minimum rentals for operating leases, for the three years ended December 31, 1994, amounted to (in millions) $246, $274 and $290, respectively.

6.  LAND, BUILDINGS AND EQUIPMENT, NET

The components of land, buildings and equipment at December 31, 1994, 1993 and 1992 follow:

                                     Estimated
                                  Useful Lives
(In millions)                          (Years)       1994      1993      1992
-----------------------------------------------------------------------------
Land                                               $   87    $   83    $   69
Buildings and building
  equipment                           20 to 40        876       824       788
Leasehold improvements              Lease term        339       322       336
Plant machinery                        4 to 12      1,843     1,732     1,558
Office furniture and
  equipment                            3 to 10      1,245     1,576     1,509
Other                                  3 to 20        139       171       172
Construction in progress                              227       277       368
-----------------------------------------------------------------------------
Subtotal                                            4,756     4,985     4,800
Accumulated depreciation                            2,648     2,766     2,650
-----------------------------------------------------------------------------
Land, buildings and equipment, net                 $2,108    $2,219    $2,150
=============================================================================

The Company leases certain land, buildings and equipment. Substantially all such leases are accounted for as operating leases. Total rent expense under operating leases for the three years ended December 31, 1994 amounted to (in millions) $502, $538 and $554, respectively. Future minimum operating lease commitments that have remaining non-cancelable lease terms in excess of one year at December 31, 1994 are as follows (in millions):

1995      1996      1997      1998      1999     Thereafter
-----------------------------------------------------------
$329      $219      $172      $145      $122           $567
===========================================================

In certain circumstances, the Company subleases space not currently required in operations. Future minimum sublease income under leases with non-cancelable terms in excess of one year amounted to $45 million at December 31, 1994.

7.  INVESTMENTS IN AFFILIATES, AT EQUITY

Investments in corporate joint ventures and other companies in which the Company has a 20 to 50 percent ownership interest at December 31, 1994, 1993 and 1992 follow:

(In millions)                               1994      1993      1992
--------------------------------------------------------------------
Fuji Xerox                                $1,183    $1,004      $868
Other investments                             95        90        89
--------------------------------------------------------------------
Investments in affiliates, at equity      $1,278    $1,094      $957
====================================================================

Rank Xerox Limited, a consolidated subsidiary of the Company, owns 50 percent of the outstanding stock of Fuji Xerox, a corporate joint venture with Fuji Photo Co., Ltd. Fuji Xerox is headquartered in Tokyo and operates throughout the Far East (except China) in the Document Processing business. Condensed financial data of Fuji Xerox for its last three fiscal years follow:

(In millions)                               1994      1993      1992
--------------------------------------------------------------------
Summary of Operations
Revenues                                  $7,235    $6,259    $5,348
Costs and expenses                         6,829     5,915     5,043
--------------------------------------------------------------------
Income before income taxes                   406       344       305
Income taxes                                 235       195       183
--------------------------------------------------------------------
Net income                                $  171    $  149    $  122
====================================================================
Rank Xerox' equity in net income          $   86    $   75    $   61
====================================================================
Xerox' equity in net income               $   57    $   50    $   41
====================================================================

Balance Sheet Data
Assets
Current assets                            $3,428    $3,175    $2,760
Non-current assets                         3,038     2,573     2,355
--------------------------------------------------------------------
Total assets                              $6,466    $5,748    $5,115
====================================================================

Liabilities and shareholders'
  equity
Current liabilities                       $2,567    $2,276    $2,100
Long-term debt                               658       794       742
Other non-current liabilities                871       668       477
Shareholders' equity                       2,370     2,010     1,796
--------------------------------------------------------------------
Total liabilities and
shareholders' equity                      $6,466    $5,748    $5,115
====================================================================

8.  GEOGRAPHIC AREA DATA

Revenues and assets of the Rank Xerox Companies are substantially attributable to European operations; their consolidated operations in Africa, Asia and the Middle East together comprise less than one percent of the Company's consolidated amounts. The Other Areas classification includes operations principally in Latin America and Canada.

  Intercompany revenues are generally based on manufacturing cost plus a markup to recover other operating costs and to provide a profit margin to the selling company.

  The Insurance business conducts substantially all of its operations in the United States. The revenues, net income and assets of the Company's Insurance businesses are included in the accompanying consolidated statements of income and consolidated balance sheets on Pages 28 and 38, respectively.

  Geographic area data for the Company's Document Processing business follows:

                                             Year ended December 31,
(In millions)                                1994     1993      1992
--------------------------------------------------------------------
Revenues from unrelated entities:
  United States                           $ 7,822  $ 7,238   $ 6,942
  Rank Xerox Companies                      4,633    4,479     4,911
  Other Areas                               2,633    2,512     2,445
--------------------------------------------------------------------
Total                                     $15,088  $14,229   $14,298
====================================================================
Intercompany revenues:
  United States                           $ 1,291  $ 1,104   $ 1,292
  Rank Xerox Companies                        262      216       264
  Other Areas                                 362      353       353
--------------------------------------------------------------------
Total                                     $ 1,915  $ 1,673   $ 1,909
====================================================================
Total revenues:
  United States                           $ 9,113  $ 8,342   $ 8,234
  Rank Xerox Companies                      4,895    4,695     5,175
  Other Areas                               2,995    2,865     2,798
  Less intercompany revenues               (1,915)  (1,673)   (1,909)
--------------------------------------------------------------------
Total                                     $15,088  $14,229   $14,298
====================================================================
Net income (before intercompany
  eliminations):
  United States                           $   379  $  (371)  $   302
  Rank Xerox Companies                        218      (43)       72
  Other Areas                                 250      190       185
--------------------------------------------------------------------
Total*                                    $   847  $  (224)  $   559
====================================================================
Net income (after intercompany
  eliminations):
  United States                           $   386  $  (334)  $   301
  Rank Xerox Companies                        215      (47)       74
  Other Areas                                 193      188       187
--------------------------------------------------------------------
Total*                                    $   794  $  (193)  $   562
====================================================================
Assets:
  United States                           $ 9,133  $ 8,966   $ 8,095
  Rank Xerox Companies                      7,171    6,349     6,367
  Other Areas                               3,070    2,843     2,678
--------------------------------------------------------------------
Total                                     $19,374  $18,158   $17,140
====================================================================

*The 1993 special charges reduced net income by $813 million. On a geographic basis, this charge was incurred as follows (in millions): $605-United States; $147-Rank Xerox Companies; and $61-Other Areas.

9. CONTRACT WITH ELECTRONIC DATA SYSTEMS

In June 1994, the Company awarded a contract to Electronic Data Systems Corp.
(EDS) to operate the Company's worldwide data processing and telecommunications network. EDS has assumed responsibility for virtually all of the Company's mainframe data processing, its computer network services and telecommunications, and will provide maintenance and other support services to the Company's active computer applications that support current internal Xerox processes. The contract does not transfer to EDS responsibility for the development of new data processing applications. As part of the contract, EDS purchased, at approximately book value, substantially all of the Company's information management assets for $150 million. Approximately 1,300 Xerox employees have become employees of EDS during the second half of 1994.

  The contract is for ten years and is valued at $3.2 billion. Minimum payments due EDS under the contract for each of the next five years are as follows (in millions):

1995         1996        1997         1998         1999
-------------------------------------------------------
$362         $349        $325         $289         $250
=======================================================

These minimum payments will be amended over time to reflect the transfer to EDS of responsibility for the management of any new data processing applications, certain inflationary effects and other changing business conditions.

INSURANCE AND OTHER FINANCIAL SERVICES (IOFS) DISCLOSURES

10.  RESTRUCTURING OF IOFS

In January 1993, the Company announced its intent to sell or otherwise disengage from its IOFS businesses. Following the Company's decision to disengage from IOFS, an after-tax charge of $778 million was recorded during 1992 of which $688 million related to Insurance and $90 million related to Other Financial Services. The January 1993 announcement to exit the financial services businesses is consistent with the strategy that began in 1990. As more fully discussed in Note 11 on Page 65, in 1990 the Company discontinued its real-estate development and third-party financing businesses.

Restructuring of Insurance Operations. As the initial step in the legal restructuring of Talegen, its investment portfolio was repositioned during 1992 by shortening the duration of fixed income securities and reinvesting in U.S. treasuries. As a result, realized capital gains of $444 million were recognized during 1992 which were offset by a pre-tax restructuring provision of the same amount. Also during 1992, an after-tax charge of $688 million was recorded, which included $400 million for the partial write-down of goodwill and $288 million for reserve strengthening. On a pre-tax basis the reserve strengthening was $436 million. The combined effects of these charges resulted in $880 million in pre-tax reserve strengthening at Talegen.

  In connection with the 1992 charges, Xerox Financial Services, Inc. (XFSI), a wholly-owned subsidiary of the Company, provided support to Talegen in the form of $200 million in notes guaranteed by the Company.

  During 1993, the insurance departments of all states in which the Talegen insurance companies are domiciled approved the legal restructuring and recapitalization of Talegen's insurance companies. With this approval, in September 1993, Talegen established seven insurance operating groups as independent legal entities that, in turn, own one or more independent insurance companies. Each insurance company within the insurance operating group maintains its own investment portfolio, loss reserves and capital.

  In connection with the regulatory approvals, the Company, through XFSI, provided additional capital support to Talegen. The capital consists of $235 million in cash and $100 million of XFSI promissory notes which are guaranteed by the Company.

  At December 31, 1994 and 1993, intercompany transactions aggregating approximately $522 million and $645 million, respectively, have been included as Insurance assets on the Company's consolidated balance sheet. The corresponding obligations are included in Other Long-Term Debt and Obligations in the consolidated balance sheets and represent funding commitments by XFSI guaranteed by the Company.

  XFSI has also agreed that support would be provided to Talegen in the form of excess of loss reinsurance protection. Commencing in 1993, XFSI is obligated to pay annual premium installments of $49 million each year, plus financing charges thereon, for up to ten years, for coverage totaling $1,245 million, net of 15 percent coinsurance. This reinsurance protection is provided to Talegen through XFSI's single purpose, wholly-owned reinsurance company Ridge Reinsurance Limited (Ridge Re), which was established in 1992. The XFSI premium payments have been guaranteed by the Company.

  XFSI may also be required, under certain circumstances, to purchase up to $301 million in redeemable preferred stock of Ridge Re. XFSI has guaranteed Ridge Re's obligations to Talegen.

  The Talegen insurance companies and Ridge Re remain consolidated entities of the Company's continuing operations.

Sale of Constitution Re Corporation. In December 1994, a definitive agreement was reached for the sale of Constitution Re Corporation (CRC), one of the seven insurance operating groups of Talegen, for approximately $410 million subject to closing adjustments, which is approximately the same as book value. The sale is expected to close during the first half of 1995 and is subject to regulatory approvals. Revenues for CRC during the years 1994, 1993 and 1992 were (in millions) $519, $496 and $375, respectively.

11.  DISCONTINUED OPERATIONS

Other Financial Services. In 1993, the Company discontinued, for financial reporting purposes, its Other Financial Services (OFS) segment, which was composed of The Van Kampen Merritt Companies, Inc. (VKM), Furman Selz Holding Corporation (Furman Selz) and Xerox Financial Services Life Insurance Company (Xerox Life).

  In February 1993, the Company sold VKM for approximately $360 million, which resulted in pre- and after-tax gains of approximately $101 million and $62 million, respectively. The proceeds were used to retire debt.

  In October 1993, the Company sold Furman Selz for $99 million and such proceeds were also used to retire debt. The gain on the sale was immaterial. The sales price did not include the proceeds from the sale of Shields Asset Management, Inc., a former Furman Selz subsidiary, and Regent Investor Services Incorporated, a subsidiary of Shields. This sale was completed in March 1994 and resulted in additional cash of approximately $60 million before settlement of related liabilities.

  The disposition of Xerox Life will be accomplished through the sale of stock and run-off. In January 1995, the Company executed a stock purchase agreement with General American Life Insurance Company (General American) whereby a subsidiary of General American will acquire the capital stock of the Xerox Life operations and the Company's immediate, whole life and variable annuity businesses. The purchase price is equal to $46 million plus an amount equal to the capital and surplus transferred to the buyer. The sale is expected to be consummated in the first half of 1995 and is subject to regulatory approval.

  OakRe Life Insurance Company, an XFSI subsidiary formed in 1994, will assume responsibility for existing Xerox Life single premium deferred annuity (SPDA) policies via a reinsurance agreement (Agreement). At December 31, 1994, such policies approximated $3 billion of customer deposit contracts outstanding. The Agreement includes a provision for the assumption (at its election) by Xerox Life, which will be renamed under General American ownership (New Owner), of all the SPDA policies at the end of their current reset periods, which run for approximately five years. A Novation Agreement with a New Owner affiliate provides for the assumption of the liability under the Agreement for any SPDA policies not so assumed by

Xerox Life. New Owner will pay additional consideration upon renewal of the SPDA policies.

  OFS revenues for the three years ended December 31, 1994 were (in millions):
1994-$302; 1993-$544; and 1992-$702. Revenues include amounts of the businesses through their effective sales dates. The net investment in OFS at December 31, 1994 and 1993 is approximately $232 million and $244 million, respectively. The Company believes that the liquidation of the remaining OFS assets will not result in a net loss.

Real-Estate and Third-Party Financing. During the last four years, the Company made substantial progress in disengaging from the real-estate and third-party financing businesses that were discontinued in 1990. During the three years ended December 31, 1994, the Company received net cash proceeds of $1,191 million ($259 million in 1994, $291 million in 1993 and $641 million in 1992) from the sale of individual assets or of business units, from several asset securitizations and from run-off collection activities. The amounts received were consistent with the Company's estimates in the disposal plan and were used primarily to retire debt.

  In 1992, incremental tax benefits of $122 million were realized by the Company. Rather than recording these tax benefits in income, the Company increased pre-tax reserves related to discontinued businesses in view of weak market conditions and continuing uncertainties in the domestic real-estate and credit markets.

  Substantially all of the remaining assets represent direct financing leases, approximately $330 million (60 percent) represent passive lease receivables, many with long-duration contractual maturities and unique tax attributes. Accordingly, the Company expects that the wind-down of the portfolio will be slower during 1995 and in future years, compared with prior years. The
Company believes that the liquidation of the remaining assets will not result in a net loss.

Total Discontinued Operations. The consolidated financial statements have been restated, as appropriate, to isolate the effect of the discontinued operations. Assigned debt represents debt included in the Company's consolidated balance sheets that has been assigned to the discontinued businesses based on the relative amount of gross assets of the discontinued operations. Proceeds from disposition of these businesses, along with their results of operations during the phase-out period, are expected to be used to repay such consolidated indebtedness. Assigned interest expense for the three years ended December 31, 1994 was (in millions) $34, $76 and $133, respectively.

Summarized information of discontinued operations for the three years ended December 31, 1994 follows:

(In millions)                               1994     1993      1992
-------------------------------------------------------------------
Summary of Operations
Real-Estate and Third-Party
  Financing
Loss before income taxes                  $    -   $    -    $ (122)
Income tax benefits                            -        -       122
-------------------------------------------------------------------
Net income                                     -        -         -
-------------------------------------------------------------------
Other Financial Services
Income (loss) before income taxes              -      106       (21)
Income (taxes) benefits                        -      (43)      (18)
-------------------------------------------------------------------
Net income (loss)                              -       63       (39)
===================================================================
Net income (loss) from
  discontinued operations                 $    -   $   63    $  (39)
===================================================================

Balance Sheet Data

Assets
------
Real-Estate and Third-Party
  Financing
Gross finance receivables                 $  538   $  841    $1,203
Unearned income and other                      9      (22)      (32)
-------------------------------------------------------------------
Investment, net                              547      819     1,171
-------------------------------------------------------------------
Other Financial Services
Investments                                3,604    3,832     3,766
Other assets, net                            541      523       715
-------------------------------------------------------------------
OFS assets                                 4,145    4,355     4,481
-------------------------------------------------------------------
Investment in discontinued
  operations                              $4,692   $5,174    $5,652
===================================================================

Liabilities
-----------
Other Financial Services
Policyholders' deposits                   $3,576   $3,716    $3,682
Other OFS liabilities                        337      395       218
Assigned debt                                281      474     1,058
-------------------------------------------------------------------
Discontinued operations liabilities       $4,194   $4,585    $4,958
===================================================================

The investments caption primarily includes the fixed maturity securities owned by Xerox Life. These investments had net unrealized losses of approximately $290 million at December 31, 1994. These investments are primarily composed of mortgage-backed securities which do not, per se, have contractual maturities.

  Contractual maturities of the gross finance receivables at December 31, 1994 follow (in millions):

1995      1996      1997      1998       1999     Thereafter
------------------------------------------------------------
$64        $70       $42       $30        $30           $302
============================================================

12.  INVESTMENTS AND INVESTMENT INCOME

Effective January 1, 1994, the Company adopted SFAS No. 115 - "Accounting for Certain Investments in Debt and Equity Securities." The effect of this statement on the Company is to require fair value accounting for investments in debt securities, which the Company does not plan to hold to maturity. Any adjustments are charged or credited to common shareholders' equity. At adoption, there was no effect on common shareholders' equity. In 1993, the fixed maturity investments were accounted for on a lower of cost or market basis, whereby any aggregate excess of cost over fair value was directly charged to common shareholders' equity and any market value appreciation was only recognized to the extent it did not exceed aggregate cost.

  Equity securities were, and continue to be, valued at fair value, with unrealized gains and losses from the revaluation credited or charged to common shareholders' equity. Short-term investments are carried at cost, which approximates market.

The components of Insurance's investment portfolios at December 31, 1994 follow:

                                                                                                    Gross        Gross
                                                                                  Amortized    Unrealized   Unrealized        Fair
(In millions)                                                                          Cost         Gains       Losses       Value
----------------------------------------------------------------------------------------------------------------------------------
Fixed maturities
Bonds
    United States Government and government agencies and authorities                 $5,655           $ 3         $332      $5,326
    States, municipalities and political subdivisions                                 1,277             3           61       1,219
    Public utilities                                                                     20             -            3          17
    All other corporate bonds                                                           307             -           24         283
    Mortgage-backed securities                                                          389             -           20         369
----------------------------------------------------------------------------------------------------------------------------------
      Total fixed maturities                                                          7,648             6          440       7,214
----------------------------------------------------------------------------------------------------------------------------------
Equity securities
Common stocks
    Public utilities                                                                     24             -            2          22
    Banks, trusts and insurance companies                                                19             1            1          19
    Industrial, miscellaneous and all other                                             124            10            7         127
----------------------------------------------------------------------------------------------------------------------------------
      Total equity securities                                                           167            11           10         168
----------------------------------------------------------------------------------------------------------------------------------
Short-term investments                                                                1,002             -            -       1,002
----------------------------------------------------------------------------------------------------------------------------------
Investments available-for-sale                                                       $8,817           $17         $450      $8,384
==================================================================================================================================

The components of Insurance's investment portfolios at December 31, 1993 follow:

Fixed maturities
Bonds
    United States Government and government agencies and authorities                 $5,421           $18         $ 34      $5,405
    States, municipalities and political subdivisions                                   656            19           10         665
    All other corporate bonds                                                           291             4            2         293
    Mortgage-backed securities                                                          118             -            -         118
----------------------------------------------------------------------------------------------------------------------------------
      Total fixed maturities                                                          6,486            41           46       6,481
----------------------------------------------------------------------------------------------------------------------------------
Equity securities
Common stocks
    Public utilities                                                                    20              8            6          22
    Banks, trusts and insurance companies                                               16              2            1          17
    Industrial, miscellaneous and all other                                            103             15            4         114
----------------------------------------------------------------------------------------------------------------------------------
      Total equity securities                                                          139             25           11         153
----------------------------------------------------------------------------------------------------------------------------------
Short-term investments                                                               1,710              -            -       1,710
----------------------------------------------------------------------------------------------------------------------------------
Investments available-for-sale                                                      $8,335            $66         $ 57      $8,344
==================================================================================================================================

In general, these investments are limited by state insurance regulations for use within the Company's insurance operations, and therefore are not available to the Company for general corporate purposes. The Company is not exposed to any significant concentration of credit risk within the portfolio. At December 31, 1994, approximately 98 percent of the fixed maturity investments are investment grade securities.

  Securities carried at (in millions) $1,207, $1,275 and $1,279 at December 31, 1994, 1993 and 1992, respectively, were deposited with governmental authorities or designated custodial banks as required by laws affecting insurers.

  The amortized cost and fair value of the fixed maturity investments at December 31, 1994, by contractual maturity, follow:

                                         Amortized             Fair
(In millions)                                 Cost            Value
-------------------------------------------------------------------
Contractual maturity
Within one year                             $1,161           $1,143
After one year but within five               4,676            4,354
After five years but within ten                685              646
After ten years                                737              702
-------------------------------------------------------------------
Subtotal                                     7,259            6,845
Mortgage-backed securities                     389              369
-------------------------------------------------------------------
Total fixed maturities                      $7,648           $7,214
===================================================================

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, and changing interest rates, tax considerations and other factors may result in portfolio sales prior to maturity.

  The components of investment and other income for the three years ended December 31, 1994 follow:

(In millions)                              1994    1993    1992
---------------------------------------------------------------
Interest on fixed maturities               $370    $352    $491
Dividends on equity securities                5       4      10
Interest on short-term investments           48      26      38
---------------------------------------------------------------
Investment income                           423     382     539
Other                                        14      19      13
---------------------------------------------------------------
Investment and other income                $437    $401    $552
===============================================================

The components of net pre-tax realized capital gains for the three years ended December 31, 1994 follow:

(In millions)                             1994     1993    1992
---------------------------------------------------------------
Fixed maturities:
  Gross gains                             $  7     $122    $536
  Gross losses                              (5)     (46)    (34)
Equity securities                            9       13      37
Real-estate                                  1       (1)    (23)
---------------------------------------------------------------
Net realized capital gains                $ 12     $ 88    $516
===============================================================

The Company's financial statements include unrealized gains (losses), net of applicable income taxes, of investment securities as a separate component of common shareholders' equity; changes for the three years ended December 31, 1994 follow:

(In millions)                             1994     1993    1992
---------------------------------------------------------------
Change in gross unrealized
  gains (losses)                         $(442)    $  4    $(33)
Deferred income taxes (benefits)            (3)       4      (7)
---------------------------------------------------------------
Change in net unrealized gains
  (losses) of investment securities      $(439)    $  -    $(26)
===============================================================

See Note 17 on Page 79 for a discussion of the deferred tax associated with the 1994 unrealized losses.

13.  INSURANCE OPERATIONS

Information related to earned and unearned revenues of the Company's insurance operations for the three years ended December 31, 1994 follows:

(In millions)                             1994      1993      1992
------------------------------------------------------------------
Premiums Written
Direct                                  $2,179    $2,370    $2,395
Assumed                                    611       645       604
Ceded                                     (445)     (558)     (652)
------------------------------------------------------------------
Net premiums written                    $2,345    $2,457    $2,347
==================================================================

Premiums Earned
Direct                                  $2,156    $2,366    $2,465
Assumed                                    630       636       568
Ceded                                     (474)     (594)     (707)
------------------------------------------------------------------
Net premiums earned                     $2,312    $2,408    $2,326
==================================================================

Unearned Income
Unearned premiums                       $1,033    $1,024    $1,011
Unearned other                              33        53        62
------------------------------------------------------------------
Unearned income                         $1,066    $1,077    $1,073
==================================================================

Premiums written represent new or renewal insurance business originated in each respective year. Approximately 26 percent of net premiums written annually represent insurance assumed from other insurance companies under various reinsurance arrangements. Premiums earned represents that portion of premiums written which are recognized as revenue in the respective reporting periods. Unearned premiums represent the portion of premiums written that is applicable to the unexpired terms of policies in force.

  Activity related to unpaid losses and loss expenses for the three years ended December 31, 1994 follows:

(In millions)                             1994      1993      1992
------------------------------------------------------------------
Unpaid Losses and Loss
  Expenses
Gross unpaid losses and loss
  expenses, January 1                   $9,684   $10,657   $10,481
Reinsurance recoverable                  2,935     3,788     4,102
------------------------------------------------------------------
Net unpaid losses and loss
  expenses, January 1                    6,749     6,869     6,379
Incurred related to:
  Current year accident losses           1,748     1,795     1,838
  Prior years accident losses               11       (12)      892
  Other adjustments, net                    10        53        (5)
------------------------------------------------------------------
  Total incurred                         1,769     1,836     2,725
------------------------------------------------------------------
Paid related to:
  Current year accident losses             486       495       477
  Prior years accident losses            1,541     1,294     1,830
  Other adjustments, net                    36        23        11
------------------------------------------------------------------
  Total paid                             2,063     1,812     2,318
------------------------------------------------------------------
Other adjustments                          (37)     (144)       83
------------------------------------------------------------------
Net unpaid losses and loss
  expenses, December 31                  6,418     6,749     6,869
Reinsurance recoverable                  2,444     2,935     3,788
------------------------------------------------------------------
Gross unpaid losses and loss
  expenses, December 31                 $8,862    $9,684   $10,657
==================================================================
Ceded losses and loss expenses          $ (441)   $ (283)  $  (695)
==================================================================

As more fully discussed in Note 10 on Page 63, in 1992, $880 million of incurred losses related to prior accident years pertained to balance sheet strengthening actions undertaken as part of the IOFS restructuring.

  Estimation of reserves for asbestos-related, hazardous waste and other latent or long-tail related claims provides unique challenges to the insurance industry and the Company. The possibility that these claims would emerge was often not recognized or contemplated at the time the policies were written, and traditional actuarial reserving methodologies have not always been useful in accurately estimating ultimate losses. Asbestos-related claims were the first type of such exposures to cause significant losses to the insurance industry. Because case law for asbestos-related injuries is now reasonably developed and the number of open claims has been declining, the remaining exposure and related uncertainty to the Company are also decreasing.
Hazardous waste claims have been the second major class of such claims to emerge and significantly impact the insurance industry. Hazardous waste claims encompass costs for pollution clean up, bodily injury and property damage. Significant uncertainties exist with respect to estimating the insurance companies' exposure to hazardous waste claims. The uncertainty primarily results from lack of historical data, long delays in reporting claims, difficulty in identifying potential claimants and complex legal and coverage issues that have been further complicated by inconsistent conclusions reached by the courts. Other latent or long-tail exposures such as repetitive stress, lead paint and breast implants are the latest type of such liability to emerge. These claim types are also not suitable for traditional actuarial reserving techniques due to significant uncertainties as to how legal issues will develop. As judicial patterns emerge through the appellate process and remove uncertainties related to asbestos bodily injury, asbestos-in-building, hazardous waste and other latent or long-tail claims, additional liabilities and reinsurance recoverables could arise.

  At December 31, 1994, total gross and net unpaid losses and loss expense reserves related to these claims included in the preceding table were $860 million and $303 million, respectively. Discussion of the activity in the unpaid losses and loss expenses associated with these claims as well as their potential effect on the future liquidity and financial position of the Insurance operating groups is more fully discussed in the Financial Review beginning on Page 53.

  A summary of information related to acquisition costs and other expenses of insurance underwriting operations for the three years ended December 31, 1994 follows:

(In millions)                                 1994     1993     1992
--------------------------------------------------------------------
Insurance Acquisition Costs and
  Other Insurance Operating
    Expenses
Amortization of deferred policy
  acquisition costs                           $471     $527     $559
Other acquisition costs                        264      216      213
Other operating expenses                        42       42      185
--------------------------------------------------------------------
Insurance acquisition costs and
 other insurance operating
    expenses                                  $777     $785     $957
====================================================================
Deferred Policy Acquisition Costs             $197     $191     $182
====================================================================

Reinsurance Ceded. The Company reinsures, in the ordinary course of business, certain risks with other insurance companies. These arrangements provide the means for greater diversification of business and serve to limit the net loss potential on unusually severe or frequent losses. Although the ceding of insurance risk does not discharge the original insurer from its primary liability to its policyholder, the reinsurance company that accepted the risk assumes an obligation to the original insurer. A contingent liability exists, however, with respect to reinsurance ceded to the extent that any reinsuring company might not be able to meet the obligations assumed under reinsurance agreements.

  In 1993, the Company adopted SFAS No. 113 - "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." This new standard eliminated the prior practice by insurance companies of reporting assets and liabilities relating to reinsured contracts net of the effects of reinsurance. The Company's consolidated balance sheets include all amounts on a gross basis with regard to ceded reinsurance. As permitted by SFAS No. 113, the Company will continue to record insurance premiums earned net of ceded premiums, and insurance losses and loss expenses net of reinsurance recoveries.

  The components of the Company's reinsurance recoverable and prepaid reinsurance premiums at December 31, 1994, 1993 and 1992 follow:

(In millions)                                 1994     1993     1992
--------------------------------------------------------------------
Reinsurance Recoverable
Reinsurance receivable on
  paid losses                               $  674   $  905   $  475
Allowance for doubtful reinsurance
  accounts on paid losses                       (2)      (5)     (30)
--------------------------------------------------------------------
Net reinsurance receivable on
  paid losses                                  672      900      445
Reinsurance recoverable on unpaid
  losses and loss expenses                   2,444    2,935    3,788
--------------------------------------------------------------------
Total reinsurance recoverable               $3,116   $3,835   $4,233
====================================================================
Prepaid reinsurance premiums                $  163   $  187   $  223
====================================================================

In addition, the Company has provided reserves for doubtful reinsurance on ceded unpaid losses, which is included in the unpaid losses and loss expenses, of (in millions) $228, $245 and $342 at December 31, 1994, 1993 and 1992, respectively.

  The Company actively monitors and evaluates the financial condition of its reinsurers and prepares estimates of the uncollectible amounts due from troubled reinsurers. These estimates focus upon financial data and other available information such as ongoing rehabilitation and liquidation proceedings. In addition to the reinsurers' ability to pay claims, from time to time disputes arise over amounts and reinsurance coverage. The Company pursues its remedies in these cases and recognizes the impact of developments in these situations in its consolidated financial statements. The balance of reinsurance recoverable is considered to be valid and collectible. The Company also has a reinsurance security committee composed of senior officers who approve those reinsurers with whom the Company will do business. Based upon the review of financial condition and assessment of other available information, an allowance for doubtful reinsurance accounts is established.

  Talegen made significant use of reinsurance during the 1970s and early 1980s. Since that time, Talegen has generally increased the portion of business they retain while reducing the number of reinsurers used for their reinsurance contracts. Accordingly, in the aggregate, net reserves as a percent of gross reserves increased to 72 percent as of December 31, 1994, from 65 percent as of December 31, 1992, and the percent of ceded premiums written to gross premiums written decreased to 16 percent in 1994 from 21 percent in 1992. Additionally, as of December 31, 1994, Talegen had current and future reinsurance recoverables due from approximately 700 reinsurers on all paid and unpaid losses. However, in 1994, 70 percent of premiums ceded were placed with approximately 30 reinsurers. The reinsurance placed in the 1970s and early 1980s has reduced the current net unpaid losses and loss expenses related to hazardous waste and asbestos-related claims, since the majority of such open claims have been made against policies issued in those years.

Statutory Information. Statutory information for the Company's insurance subsidiaries for the three years ended December 31, 1994 follows:

(In millions)                                  1994      1993      1992
-----------------------------------------------------------------------
Restricted net assets                        $3,064    $3,215    $2,634
=======================================================================
Statutory net income (loss)                  $  266    $  243    $ (477)
=======================================================================
Statutory policyholders' surplus             $2,310    $2,232    $1,622
=======================================================================

The Company's insurance subsidiaries are restricted by insurance laws as to the amount of dividends they may pay without the approval of regulatory authorities. There are additional restrictions regarding the amount of loans and advances that Talegen's subsidiaries may make to Talegen. These restrictions indirectly limit the payment of dividends and the making of loans and advances by Talegen, through XFSI, to the Company.

  Generally accepted accounting principles differ in certain respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities for the Company's insurance subsidiaries. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners, as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The effect on statutory policyholders' surplus of permitted practices is not significant.

  The principal differences between statutory policyholders' surplus and shareholders' equity, determined in accordance with generally accepted accounting principles, relate to deferred federal income taxes, certain reinsurance recoverables and provisions, goodwill and deferred policy acquisition costs that are not considered assets for statutory purposes.

Resolution Credit Services Corporation (RCSC). In 1985, the Company discontinued the operations of RCSC (formerly Industrial Indemnity Financial Corporation), a unit of Talegen that was in the financial guarantee and contract surety businesses. The phase-out period will be lengthy due to the long-term nature of the outstanding financial guarantees. At December 31, 1994, there were contingent liabilities of approximately $381 million, which represents the aggregate par value, net of reinsurance of $216 million, of the guarantee contracts in force, but before consideration of approximately $247 million of collateral that was pledged under the contracts; at December 31, 1993, these amounts were (in millions) $598 and $455. Approximately 75 percent of these contingent liabilities expire prior to the year 2000. Reserves for anticipated future losses, loss expenses and other costs of disposition are approximately $52 million at December 31, 1994.

CONSOLIDATED DISCLOSURES

14.  INDUSTRY SEGMENT DATA

The consolidated industry segment data portrays the operating results and assets for the Company's two industry segments.

  Document Processing consists of the worldwide development, manufacturing, marketing, financing and servicing of document processing products and services. This segment also includes Xerox corporate headquarters. The Document Processing business is unitary from both a company and a customer perspective in that the marketing, financing and servicing of the Company's products represent an integrated document services solution. The Company's Insurance business includes Talegen, Ridge Re and Insurance headquarters. Income from continuing operations for the Insurance segment includes assigned interest expense.

  General expenses include all costs not directly associated with segment revenues. For Document Processing, general expenses primarily include corporate overhead, foreign currency exchange losses and interest expense not associated with the financing of the Company's products. For Insurance, general expenses primarily represent interest and Insurance headquarters costs. Interest expense is assigned based on the amount of underlying debt incurred in connection with the acquisition and financing of the Insurance entities.

  A reconciliation of assets to the consolidated balance sheet follows:

(In millions)                                  1994      1993      1992
-----------------------------------------------------------------------
Assets of continuing operations             $33,893   $33,576   $32,619
Assets of discontinued operations             4,692     5,174     5,652
-----------------------------------------------------------------------
  Total consolidated assets                 $38,585   $38,750   $38,271
=======================================================================

Due to allocation methodologies and other operating conditions, the industry segment data may not be representative of operating profits or assets if the segments were independent companies. Data for segment capital expenditures, depreciation and amortization are included in the consolidated statements of cash flows on Pages 40 and 41.

                                                                                                                    Consolidated
                                                                                    Document                          Continuing
(In millions)                                                                     Processing         Insurance        Operations
--------------------------------------------------------------------------------------------------------------------------------
1994  Revenues from unaffiliated customers                                           $15,088           $ 2,749          $17,837
                                                                                     =======           =======          =======
      Operating profit                                                               $ 1,811           $   153          $ 1,964
      General expenses, net                                                              297               197              494
                                                                                     -------           -------          -------
      Income (loss) before income taxes, equity income and minorities' interests       1,514               (44)           1,470
      Income taxes (benefits)                                                            595               (44)             551
      Equity in net income of unconsolidated affiliates                                   88                 -               88
      Minorities' interests in earnings of subsidiaries                                  213                 -              213
                                                                                     -------           -------          -------
      Income from continuing operations                                              $   794           $     -          $   794
                                                                                     =======           =======          =======
      Assets                                                                         $19,374           $14,519          $33,893
                                                                                     =======           =======          =======

===============================================================================================================================

1993  Revenues from unaffiliated customers                                           $14,229           $ 2,809          $17,038
                                                                                     =======           =======          =======
      Operating profit                                                               $    23           $   179          $   202
      General expenses, net                                                              303               213              516
                                                                                     -------           -------          -------
      Income (loss) before income taxes, equity income and minorities' interests        (280)              (34)            (314)
      Income taxes (benefits)                                                            (78)              (38)            (116)
      Equity in net income of unconsolidated affiliates                                   87                 -               87
      Minorities' interests in earnings of subsidiaries                                   78                 -               78
                                                                                     -------           -------          -------
      Income (loss) from continuing operations                                       $  (193)          $     4          $  (189)
                                                                                     =======           =======          =======
      Assets                                                                         $18,158           $15,418          $33,576
                                                                                     =======           =======          =======

===============================================================================================================================

1992  Revenues from unaffiliated customers                                           $14,298           $ 2,878          $17,176
                                                                                     =======           =======          =======
      Operating profit (loss)                                                        $ 1,393           $  (797)         $   596
      General expenses, net                                                              270               215              485
                                                                                     -------           -------          -------
      Income (loss) before income taxes, equity income and minorities' interests       1,123            (1,012)             111
      Income taxes (benefits)                                                            493              (233)             260
      Equity in net income of unconsolidated affiliates                                   81                 -               81
      Minorities' interests in earnings of subsidiaries                                  149                 -              149
                                                                                     -------           -------          -------
      Income (loss) from continuing operations                                       $   562           $  (779)         $  (217)
                                                                                     =======           =======          =======
      Assets                                                                         $17,140           $15,479          $32,619
                                                                                     =======           =======          =======
===============================================================================================================================

15.  DEBT


Short-Term Debt. Short-term borrowings data of the Company at December 31, 1994 and 1993 follow:

                             Weighted average
                               interest rates
(In millions)            at December 31, 1994         1994      1993
--------------------------------------------------------------------
Bank notes payable                      6.29%       $  235    $  399
Foreign commercial paper                5.90         1,024       708
--------------------------------------------------------------------
Total short-term debt                                1,259     1,107
Current maturities of
  long-term debt                                     1,900     1,591
--------------------------------------------------------------------
Total                                               $3,159    $2,698
====================================================================

Bank notes payable generally represent foreign currency denominated borrowings of non-U.S. subsidiaries.

Long-Term Debt. A summary of long-term debt, by final maturity date, at December 31, 1994 and 1993 follows:

                                         Weighted average
                                        interest rates at
(In millions)                           December 31, 1994     1994     1993
---------------------------------------------------------------------------
U.S. Operations:
Xerox Corporation (parent company)
Guaranteed ESOP notes
  due 1999-2004                                     7.69%   $  596   $  641
Notes due 1994                                         -         -      200
Notes due 1995                                      8.75       150      150
Notes due 1996                                      8.38       100      100
Notes due 1997                                      9.63       200      200
Notes due 1999                                      6.93       738      250
Notes due 2000                                      9.75       200      200
Notes due 2001                                      7.39        62        -
Notes due 2002                                      8.13       200      200
Notes due 2004                                      7.17       225      200
Notes due 2006                                      8.09        45        -
Debentures due 1995                                 9.25       200      200
Debentures due 2000                                 9.63       100      100
Other debt due 1994-2014                            8.51        97      201
Capital lease obligations                           5.48         7        7
---------------------------------------------------------------------------
  Subtotal                                                   2,920    2,649
---------------------------------------------------------------------------
Xerox Financial Services, Inc. (XFSI)
Xerox Credit Corporation
Notes due 1994                                         -         -      439
Notes due 1995                                      6.83       400      400
Notes due 1996                                      6.73       670      250
Notes due 1997                                      6.08       347       50
Notes due 1999                                     10.00       150      400
Floating rate notes due 2048                        5.86        61       61
Other debt due 1996-1997                           10.00        19       18
---------------------------------------------------------------------------
  Subtotal                                                   1,647    1,618
Other XFSI debt
XFSI Notes due 1994-1996                            8.25       310      470
Talegen Notes due 1995-2010                         6.94       425        -
---------------------------------------------------------------------------
  Subtotal                                                   2,382    2,088
---------------------------------------------------------------------------
Total U.S. operations                                       $5,302   $4,737
---------------------------------------------------------------------------

                                         Weighted average
                                        interest rates at
(In millions)                           December 31, 1994     1994     1993
---------------------------------------------------------------------------
International Operations:
International marketing subsidiaries
Various obligations, payable in:
Pounds sterling due 1994-1999                       7.02%   $  314   $  293
U.S. dollars due 1994-1999                          7.73       220       32
Other currencies due 1994-1999                      6.78        60      147
Capital lease obligations                           8.97        14       25
---------------------------------------------------------------------------
  Subtotal                                                     608      497
---------------------------------------------------------------------------
International finance subsidiaries
Various obligations, payable in:
Canadian dollars due 1995-2007                     10.71       265      273
Dutch guilders due 1994-1999                        8.00       187      133
French francs due 1994-1998                         8.00        76       82
German marks due 1995-1999                          7.00       297      260
Pounds sterling due 1994-1997                       8.00        39       11
Swiss francs due 1997-1998                          6.00        96       79
Italian lira due 1995                               9.00        81        -
Other currencies due 1994-1998                      8.00       254      297
---------------------------------------------------------------------------
  Subtotal                                                   1,295    1,135
---------------------------------------------------------------------------
Total international operations                               1,903    1,632
---------------------------------------------------------------------------
Other borrowings deemed
  long-term                                                  2,475    2,608
---------------------------------------------------------------------------
  Subtotal                                                   9,680    8,977
Less current maturities                                      1,900    1,591
---------------------------------------------------------------------------
Total long-term debt                                        $7,780   $7,386
===========================================================================

Consolidated Long-Term Debt Maturities. Payments due on long-term debt for the next five years are (in millions):

  1995     1996     1997    1998    1999   Thereafter
-----------------------------------------------------
$1,900   $1,447   $1,048    $317  $1,085       $1,408
=====================================================

These payments do not include amounts relating to domestic commercial paper and foreign bank notes payable which have been classified as long-term debt under the caption Other borrowings deemed long-term. These borrowings are classified as long-term because the Company has the intent to refinance them on a long-term basis, and the ability to do so under its revolving credit agreements.

   Certain of the Company's debt agreements allow the Company to redeem outstanding debt prior to scheduled maturity. Outstanding debt issues with these call features are classified in the preceding five-year maturity table in accordance with management's current expectations. The actual decision as to early redemption will be made at the time the early redemption option becomes exercisable and will be based on prevailing economic and business conditions.

Lines of Credit. The Company's domestic operations have three revolving credit agreements totaling $5.0 billion with groups of banks, of which $1.3 billion expires in December 1995 and the remainder in 1999. These agreements are unused and are available to back the Company's domestic commercial paper borrowings, which amounted to $2.4 billion and $2.3 billion at December 31, 1994 and 1993, respectively. In addition, the Company's foreign subsidiaries had unused committed long-term lines of credit aggregating $2.0 billion in various currencies at prevailing interest rates.

Matched Funding of Finance Receivables and Indebtedness. The Company employs a matched funding policy for customer financing assets and related liabilities. Under this policy, the interest and currency characteristics of the indebtedness are matched to the interest and currency characteristics of the finance receivables. At December 31, 1994, these operations had approximately $10.2 billion of net finance receivables, which will service approximately $8.3 billion of assigned short- and long-term debt, including $0.3 billion of debt assigned to discontinued third-party financing businesses.

Interest. Including amounts relating to debt assigned to discontinued operations, interest paid by the Company on its short- and long-term debt amounted to (in millions) $757, $860 and $945, respectively, for each of the three years ended December 31, 1994.

Total Short- and Long-Term Debt. The Company's short- and long-term debt at December 31, 1994, 1993 and 1992 is reflected in the consolidated balance sheets as follows:

(In millions)                                  1994        1993       1992
--------------------------------------------------------------------------
Short-term debt and current portion
    of long-term debt                       $ 3,159     $ 2,698    $ 2,533
Long-term debt                                5,494       5,157      4,950
Notes payable                                   425           -          -
Discontinued operations liabilities -
    policyholders' deposits and other           281         474      1,058
Other long-term debt and obligations          1,580       1,755      2,097
--------------------------------------------------------------------------
    Total debt                              $10,939     $10,084    $10,638
==========================================================================

A summary of changes in consolidated indebtedness for the three years ended December 31, 1994 follows:

(In millions)                                  1994        1993       1992
--------------------------------------------------------------------------
Increase (decrease) in short-term
    debt, net                               $  (146)    $  (451)   $   154
Proceeds from long-term debt                  2,483       1,866      2,184
Principal payments on
    long-term debt                           (1,555)     (1,784)    (1,572)
--------------------------------------------------------------------------
    Total                                   $   782     $  (369)   $   766
==========================================================================

16.  EMPLOYEE BENEFIT PLANS

Retirement Income Guarantee Plan (RIGP). Approximately 48,000 salaried and union employees participate in the Company's RIGP plans. The RIGP plans are defined benefit plans, which provide employees with the greater of (i) the benefit calculated under a highest average pay and years of service formula,
(ii) the benefit calculated under a formula that provides for the accumulation of salary and interest credits during an employee's work life, or (iii) the individual account balance from the Company's prior defined contribution plan (Transitional Retirement Accounts or TRA).

  At December 31, 1994, these domestic plans accounted for approximately 63 percent of the Company's total pension assets and were invested primarily as follows: domestic and international equity securities - 64 percent; fixed-income investments - 32 percent; and real estate - 4 percent. No plan assets are invested in the stock of the Company.

  The RIGP plans are in compliance with the minimum funding standards of the Employee Retirement Income Security Act of 1974 (ERISA).

  The transition asset and prior service cost are amortized over 15 years. Pension costs are determined using assumptions as of the beginning of the year while the funded status is determined using assumptions as of the end of the year. The assumptions used in the accounting for the U.S. defined benefit plans were as follows:

                                           1994       1993     1992
-------------------------------------------------------------------
Assumed discount rates                    8.75%      7.75%    8.50%
Assumed rates for compensation
    increases                             5.75%      5.25%    6.00%
Expected return on plan assets            9.50%      9.50%    9.50%
===================================================================

The Company's discount rate considers, among other items, the aggregate effects of a relatively young work force and, because pension benefits are settled at retirement, the absence of retirees receiving pension benefits from plan assets. Accordingly, the duration of the Company's pension obligation tends to be relatively longer in comparison to other companies.

Other Plans. Several U.S. subsidiaries, including Talegen, have separate tax-qualified pension plans that are funded in accordance with ERISA. The Company also maintains various supplemental executive retirement plans (SERPs) that are not tax-qualified and are unfunded.

  The Company sponsors numerous pension plans for its international operating units in Europe, Canada and Latin America, which generally provide pay- and service-related benefits. Plan benefits are provided through a combination of funded trusteed arrangements or through book reserves. Rank Xerox' pension plan in the United Kingdom is the largest international plan and accounts for approximately 23 percent of the Company's total pension assets at December 31, 1994. It is primarily invested in marketable equity securities.

A reconciliation of the funded status of the Company's retirement plans to the amounts accrued in the Company's consolidated balance sheets at December 31, 1994 and 1993 follows:

                                                                   1994                                     1993
                                                      ----------------------------------      -----------------------------------
                                                       Over-   Under-     Non-                 Over-    Under-     Non-
(In millions)                                         funded   funded   funded     Total      funded    funded   funded     Total
---------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                        $4,545     $103    $ 210    $4,858      $4,541      $103   $ 181     $4,825
Effect of projected compensation increases               396       28       40       464         358        33      59        450
---------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation (PBO)                     4,941      131      250     5,322       4,899       136     240      5,275
Plan assets at fair value                              5,241       90        -     5,331       5,226        85       -      5,311
---------------------------------------------------------------------------------------------------------------------------------
Excess (deficit) of plan assets over PBO                 300      (41)    (250)        9         327       (51)   (240)        36
Items not yet reflected in the financial statements:
    Unamortized transition obligations (assets)         (172)      28       14      (130)       (184)       26      16       (142)
    Unrecognized prior service cost                       54        -      (12)       42          67         -       2         69
    Unrecognized net (gain) loss                          86      (25)      18        79           1       (12)     23         12
---------------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost recognized
    in the consolidated balance sheets at
    December 31                                       $  268     $(38)   $(230)   $    -      $  211      $(37)  $(199)    $  (25)
=================================================================================================================================

Financial Information. The Company's disclosures about the funded status and components of pension cost are in accordance with U.S. accounting principles. Such principles recognize the long-term nature of pension plan obligations and the need to make assumptions about events many years into the future. In any year there may be significant differences between a plan's actual experience and its actuarially assumed experience. Such differences are deferred and do not generally affect current net pension cost. The objective of deferring such differences is to allow actuarial gains and losses an opportunity to offset over time. These deferrals are included in the captions unrecognized net loss and net amortization and deferrals in the accompanying tables. Due to variations in investment results, the effect of revising actuarial assumptions and actual plan experience which differs from assumed experience, certain of the Company's plans may be classified as overfunded in one year and underfunded in another year. Under ERISA and other laws, the excess assets of overfunded plans are not available to fund deficits in other plans.

  The non-funded plans are the SERPs and the Rank Xerox pension plans in Germany and Austria. For tax reasons, these plans are most efficiently and customarily funded on a pay-as-you-go basis.

  The components of pension cost for the three years ended December 31, 1994 follow:

(In millions)                                  1994    1993    1992
-------------------------------------------------------------------
Defined benefit plans
    Service cost                              $ 150   $ 153   $ 156
-------------------------------------------------------------------
    Interest cost - change in PBO due to:
        Passage of time                         177     165     149
        Net investment income (loss)
         allocated to TRA accounts              (45)    538     245
-------------------------------------------------------------------
        Subtotal                                132     703     394
-------------------------------------------------------------------
    Net investment (income) loss on:
        TRA assets                               45    (538)   (245)
        Other plan assets                      (101)   (420)    (70)
-------------------------------------------------------------------
        Subtotal                                (56)   (958)   (315)
-------------------------------------------------------------------
    Net amortization and deferrals             (144)    209    (143)
-------------------------------------------------------------------
    Settlement and curtailment gains            (12)     (8)     (4)
-------------------------------------------------------------------
Defined benefit plans
    - net pension cost                           70      99      88
Defined contribution plan
    - pension cost                               16      22      21
-------------------------------------------------------------------
Total pension cost                            $  86   $ 121   $ 109
===================================================================

Pension cost in 1994 was lower than in prior years because of the reduction of the Document Processing work force in connection with the restructuring actions announced in December 1993. Plan assets consist of both defined benefit plan assets and assets legally allocated to the TRA accounts. The combined investment results of the assets are shown above in the net investment income caption. To the extent investment results relate to TRA, such results are credited to these accounts as a component of interest cost. The TRA account assets were $3.0 billion and $3.2 billion at December 31, 1994 and 1993, respectively. Because a substantial portion of plan assets are TRA-related and therefore are equal to TRA-related liabilities, the Company's pension plans' funding surplus tends to be less than that of comparable companies.

Other Postretirement Benefits. The primary plan for U.S. Document Processing salaried employees retiring on or after January 1, 1995 provides retirees an annual allowance that can be used to purchase medical and other benefits. The allowance available to each eligible employee is partially service related and, for financial accounting purposes, is projected to increase at an annual rate of 7.5 percent until it reaches the plan's annual coverage of approximately 2.5 times the 1992 level, the inception year of this plan.

  The Company's Document Processing operations also have other postretirement benefit plans that cover employees retiring prior to January 1, 1995, certain grandfathered employees and certain union employees. These other plans are generally indemnity arrangements that provide varying levels of benefit coverage. The medical inflation assumption for these plans is 10.5 percent in 1994 and declines to 6.75 percent in 2002 and thereafter. A one percentage point increase in the medical inflation assumptions would increase the service and interest cost for these plans by $5 million and the accumulated postretirement benefit obligation by $58 million.

  The discount rate used to determine the funded status was 8.75 percent at December 31, 1994, 7.5 percent at December 31, 1993, and 8.5 percent at December 31, 1992.

  A reconciliation of the financial status of the plans as of December 31, 1994 follows:

(In millions)                                 1994     1993      1992
---------------------------------------------------------------------
Accumulated Postretirement
    Benefit Obligation:
    Retirees                                $  490   $  507    $  502
    Fully eligible employees                   209      256       266
    Other employees                            252      350       339
---------------------------------------------------------------------
    Total                                      951    1,113     1,107
Unrecognized net gain (loss)                   104      (48)      (70)
Unrecognized prior service cost                 61       46         -
---------------------------------------------------------------------
Accrued cost recognized in the
    consolidated balance sheets             $1,116   $1,111    $1,037
=====================================================================
Document Processing                         $1,006   $  997    $  927
=====================================================================
Insurance                                   $  110   $  114    $  110
=====================================================================

The components of postretirement benefit cost for the three years ended December 31, 1994 follow:

(In millions)                                 1994     1993      1992
---------------------------------------------------------------------
Service cost                                $   27   $   33    $   28
Interest cost                                   69       81        74
Net amortization                                (4)      (2)        -
Settlement gain                                (25)       -         -
---------------------------------------------------------------------
Total                                       $   67   $  112    $  102
=====================================================================

These plans are most efficiently and customarily funded on a pay-as-you-go basis.

Employee Stock Ownership Plan (ESOP) Benefits. In 1989, the Company established an ESOP and sold to it ten million shares of Series B Convertible Preferred Stock, (Convertible Preferred) of the Company for a purchase price of $785 million. The Convertible Preferred has a $1 par value, a guaranteed minimum value of $78.25 per share and accrues annual dividends of $6.25 per share. The ESOP borrowed the purchase price from a group of lenders. Because the ESOP borrowings are guaranteed by the Company, they are included in debt on the Company's consolidated balance sheets. A corresponding amount classified as Deferred ESOP Benefits represents the Company's commitment to future compensation expense related to the ESOP benefits.

  The ESOP will repay its borrowings from dividends on the Convertible Preferred and from Company contributions. The ESOP's debt service is structured such that the Company's annual contributions (in excess of dividends) essentially correspond to a specified level percentage of participant compensation. As the borrowings are repaid, the Convertible Preferred is allocated to ESOP participants and Deferred ESOP Benefits are reduced by principal payments on the borrowings. Most of the Company's Document Processing employees are eligible to participate in the ESOP.

  Information relating to the ESOP and the Company for the three years ended December 31, 1994 follows:

(In millions)                                 1994     1993      1992
---------------------------------------------------------------------
Interest on ESOP borrowings                 $   49   $   52    $   55
=====================================================================
Dividends declared on Convertible
    Preferred Stock                         $   61   $   62    $   62
=====================================================================
Cash contribution to the ESOP               $   32   $   30    $   32
=====================================================================
Compensation expense                        $   32   $   31    $   33
=====================================================================

ESOP costs are recognized by the Company based on the amount committed to be contributed to the ESOP plus related trustee, finance and other charges.

17.  INCOME TAXES

The parent Company and its domestic subsidiaries file consolidated U.S. income tax returns. Generally, pursuant to tax allocation arrangements, domestic subsidiaries record their tax provisions and make payments to the parent Company for taxes due or receive payments from the parent Company for tax benefits utilized.


Income before income taxes from continuing operations for the three years ended December 31, 1994 consists of the following:

                                                  Consolidated               Document Processing                Insurance
                                          ---------------------------    --------------------------       ------------------------
(In millions)                               1994      1993      1992       1994      1993      1992       1994      1993      1992
----------------------------------------------------------------------------------------------------------------------------------
Domestic income (loss)                    $  669     $(533)    $(405)    $  713     $(499)   $  607       $(44)     $(34)  $(1,012)
Foreign income                               801       219       516        801       219       516          -         -         -
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes         $1,470     $(314)    $ 111     $1,514     $(280)   $1,123       $(44)     $(34)  $(1,012)
==================================================================================================================================

Provisions for income taxes from continuing operations for the three years ended December 31, 1994 consist of the following:

                                                  Consolidated               Document Processing                Insurance
                                          ---------------------------    --------------------------       ------------------------
(In millions)                               1994      1993      1992       1994      1993      1992       1994      1993      1992
----------------------------------------------------------------------------------------------------------------------------------
Federal income taxes
    Current                               $   90     $ 133     $  38     $  160     $ 182    $  175       $(70)     $(49)  $  (137)
    Deferred                                 141      (313)       (9)       100      (337)       73         41        24       (82)
Foreign income taxes
    Current                                   88        87        99         88        87        99          -         -         -
    Deferred                                 182        (3)       84        182        (3)       84          -         -         -
State income taxes
    Current                                   31        29        34         46        42        48        (15)      (13)      (14)
    Deferred                                  19       (49)       14         19       (49)       14          -         -         -
----------------------------------------------------------------------------------------------------------------------------------
Income taxes (benefits)                   $  551     $(116)   $  260     $  595     $ (78)   $  493       $(44)     $(38)  $  (233)
==================================================================================================================================

Deferred provisions for income tax expense (benefit) from continuing operations for the three years ended December 31, 1994 result from the following items:

                                                  Consolidated               Document Processing                Insurance
                                          ---------------------------    --------------------------       ------------------------
(In millions)                               1994      1993      1992       1994      1993      1992       1994      1993      1992
----------------------------------------------------------------------------------------------------------------------------------
Installment sales and leases              $  118     $  18     $  59     $  118     $  18    $   59       $  -      $  -   $     -
Depreciation                                   9        73        38          9        73        38          -         -         -
Discount on unpaid losses                     27         4       (38)         -         -         -         27         4       (38)
Restructuring, litigation settlements
    and reorganization reserves              211      (515)       34        211      (515)       34          -         -         -
Effect of tax rate changes on
    deferred tax assets and liabilities        -       (58)        -          -       (40)        -          -       (18)        -
Postretirement medical benefits               (2)      (23)      (26)        (4)      (25)      (23)         2         2        (3)
Tax credit carryforwards                     (56)       53       (53)       (56)        -         -          -        53       (53)
Unrecoverable reinsurance                     (9)       (4)       12          -         -         -         (9)       (4)       12
Pension                                       (9)        7         4         (9)        7         4          -         -         -
Other                                         53        80        59         32        93        59         21       (13)        -
----------------------------------------------------------------------------------------------------------------------------------
Total                                     $  342     $(365)    $  89     $  301     $(389)   $  171       $ 41      $ 24   $   (82)
==================================================================================================================================

A reconciliation from the U.S. Federal statutory income tax rate to the effective income tax rate for continuing operations for the three years ended December 31, 1994 follows:

                                                  Consolidated               Document Processing                Insurance
                                          ---------------------------    --------------------------       --------------------------

(In millions)                               1994      1993      1992       1994      1993      1992       1994      1993      1992
------------------------------------------------------------------------------------------------------------------------------------

U.S. Federal statutory income tax rate      35.0%    (35.0)%    34.0%      35.0%    (35.0)%    34.0%     (35.0)%   (35.0)%   (34.0)%

Foreign earnings and dividends taxed
    at different rates                       2.2      15.6      29.3        2.1      17.5       2.9          -         -        -
Amortization and write-down of intangibles    .2       2.3     151.3          -         -         -        8.0      21.4      14.2
Tax-exempt income                           (1.8)     (4.7)    (33.7)       (.7)     (3.8)      (.7)     (40.0)    (12.9)     (2.8)
Effect of tax rate changes on deferred
    tax assets and liabilities                 -     (18.5)        -          -     (14.3)        -          -     (53.1)        -
State taxes                                  2.1      (4.1)     36.8        2.7      (1.6)      3.6      (22.6)    (25.2)      (.9)
Other                                        (.2)      7.5      16.5         .2       9.3       4.1      (11.0)     (7.0)       .5
------------------------------------------------------------------------------------------------------------------------------------

Effective income tax rate                   37.5%    (36.9)%   234.2%      39.3%    (27.9)%    43.9%    (100.6)%  (111.8)%   (23.0)%

====================================================================================================================================


The Document Processing 1994 effective tax rate of 39.3 percent is 2 percentage points higher than the 1993 Document Processing tax rate before considering the effects of the 1993 restructuring charge and litigation settlements. This higher 1994 rate is primarily caused by the deferred tax rate benefits which only occurred in 1993 and which is partially offset by the increased tax benefits in 1994 associated with the mix of operations and ESOP dividends.

  The 1994 consolidated effective tax rate of 37.5 percent is 2.6 percentage points higher than the 1993 consolidated effective tax rate before considering the 1993 restructuring charge and litigation settlements. This higher 1994 rate is primarily caused by the Document Processing and Insurance deferred tax rate benefits which only occurred in 1993 and which is partially offset by the increased Document Processing tax benefits in 1994 associated with the mix of operations, ESOP dividends and tax benefits associated with Insurance tax-exempt investment income.

  The 1993 Document Processing restructuring charge and the deferred tax rate benefits principally contributed to the 271.1 percentage point decrease in the consolidated effective tax rate for 1993.

  On a consolidated basis, including the effects of discontinued operations, the Company paid a total of (in millions) $163, $197 and $157 in income taxes to federal, foreign and state income-taxing authorities in 1994, 1993 and 1992, respectively.

  Total income tax expense (benefit) for the three years ended December 31, 1994 was allocated as follows:

(In millions)                                1994        1993         1992
--------------------------------------------------------------------------
Income from Document Processing
    continuing operations                    $595       $ (78)       $ 493
Income from Insurance
    continuing operations                     (44)        (38)        (233)
Discontinued operations                       (91)         43          (17)
Common shareholders' equity*                  (19)        (33)         (33)
--------------------------------------------------------------------------
Total                                        $441       $(106)       $ 210
==========================================================================

*For dividends paid on shares held by the ESOP; cumulative translation adjustments; and unrealized gains and losses on investment securities.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries and other foreign investments carried at equity. The amount of such earnings included in consolidated retained earnings at December 31, 1994 was approximately $3.3 billion. These earnings have been substantially reinvested and the Company does not plan to initiate any action that would precipitate the payment of income taxes thereon. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings.

  The tax effects of temporary differences that give rise to significant portions of the deferred taxes at December 31, 1994 and 1993 follows:

(In millions)                                        1994       1993
--------------------------------------------------------------------
Tax effect of future tax deductions:
  Document Processing:
    Depreciation                                  $   469    $   532
    Postretirement medical benefits                   388        385
    Restructuring reserves                            342        556
    Other operating reserves                          290        258
    Deferred intercompany profit                      116         96
    Allowance for doubtful accounts                    83         79
    Deferred compensation                             134        142
    Tax credit carryforwards                           56          -
    Other                                             118        144
  Insurance:
    Tax basis discount on unpaid losses               483        510
    Unrealized investment losses                      152          4
    Unearned premiums                                  50         49
    Postretirement medical benefits                    34         35
    Unrecoverable reinsurance                          45         36
    Severance and leasehold provisions                 16         20
    Other                                             119         97
--------------------------------------------------------------------
Subtotal                                            2,895      2,943
Less: Valuation allowance                            (286)      (134)
--------------------------------------------------------------------
Total                                             $ 2,609    $ 2,809
====================================================================
Tax effect of future taxable income:
  Document Processing:
    Installment sales and leases                  $(1,262)   $(1,214)
    Leverage leases                                   (41)       (80)
    Deferred income                                  (155)       (97)
    Other                                            (117)      (126)
  Insurance:
    Deferred policy acquisition costs                 (78)       (76)
    Other                                             (67)       (51)
--------------------------------------------------------------------
Total                                             $(1,720)   $(1,644)
====================================================================

The above Document Processing amounts are classified in the balance sheets in accordance with the asset or liability to which they relate. Document Processing current deferred tax assets at December 31, 1994, 1993 and 1992 amounted to (in millions) $709, $711 and $477, respectively.

  The $286 million valuation allowance at December 31, 1994 applies to deferred tax assets that may expire unused before the Company can utilize them. The
$152 million increase in the valuation allowance during 1994 relates to net unrealized losses on investment securities recorded in common shareholders' equity.

  After consideration of the valuation allowance, the Company concludes that it is more likely than not that the deferred tax assets will be realized in the ordinary course of operations based on scheduling of deferred tax liabilities and income from operating activities.

  At December 31, 1994, Document Processing has tax credit carryforwards for federal income tax purposes of $56 million which are available to offset future federal taxable income indefinitely.

18.  LITIGATION

Document Processing. On March 10, 1994, a lawsuit was filed in the United States District Court for the District of Kansas by two independent service organizations (ISOs) in Kansas City and St. Louis and their parent company. On April 15, 1994, another case was filed in the United States District Court for the Northern District of California by 21 different ISOs from 12 states. Plaintiffs in these actions claim damages (to be trebled) to their individual businesses resulting from essentially the same alleged violations of law at issue in the antitrust class action in Texas, which was settled by the Company during 1994. In one of the cases damages are unspecified and in the other damages in excess of $10 million are sought. In addition, injunctive relief is sought in both actions. Claims for individual lost profits of ISOs who were not named parties were not included in the class action. The two actions have been consolidated for pretrial proceedings in the District of Kansas. The Company has since filed a motion for leave to assert numerous counterclaims against the plaintiffs alleging patent and copyright infringement. Discovery is in its early stages. The Company denies any wrongdoing and intends to vigorously defend these actions.

Insurance. On September 15, 1992, International Surplus Lines Insurance Company, which has since been merged into International Insurance Company (International Insurance), a subsidiary of Talegen, filed a complaint in the United States District Court for the Southern District of Ohio, Eastern District, in Columbus, Ohio against certain underwriting syndicates at Lloyd's of London and other foreign reinsurance companies. The complaint seeks a declaratory judgment that the defendants are obligated to reimburse International Insurance under various reinsurance contracts for approximately $255 million in payments made or to be made to Owens-Corning Fiberglas (OCF) for asbestos-related losses. In an Opinion and Order dated September 27, 1994, International Insurance's motion for summary judgment was granted. The court ruled that International Insurance's payment of OCF's losses, based on the determination that the manufacture, sale and distribution of products containing asbestos constituted a single occurrence, was reasonable and therefore binding on International Insurance's reinsurers. The defendants filed motions for reconsideration of the September 27 order. In order to avoid the expense of further litigation and possible appeals, International Insurance has executed settlement agreements with most of the defendants in the action. The recovery pursuant to the settlement agreements approximates the recorded reinsurance recoverable balance after consideration for amounts written-off for uncollectible reinsurance in prior years. Settlement discussions with the remaining defendants are continuing and are expected to result in additional executed settlement agreements with some or all defendants. As of January 30, 1995, approximately $29.5 million is outstanding with these remaining reinsurers. The litigation is currently stayed by agreement of the parties pending the current discussions to settle the litigation in its entirety.

  In another OCF matter, on December 13, 1993, a complaint was filed in the United States District Court for the District of New Jersey against The North River Insurance Company (North River), a subsidiary of Talegen, by certain foreign insurance companies and underwriting syndicates at Lloyd's of London seeking to recover certain sums paid, and to avoid certain sums to be paid, by them to North River under various reinsurance contracts. Such sums relate to approximately $106 million in defense expense costs North River paid under insurance policies it issued for asbestos bodily injury coverage to OCF; the payments resulted from a decision rendered in favor of OCF in a binding arbitration. The reinsurers allege that North River misrepresented and withheld certain facts surrounding the decision and breached certain duties to its reinsurers. A motion by North River to dismiss the complaint for lack of subject matter jurisdiction is pending. As part of the Talegen restructuring, International Insurance has assumed the rights and obligations with respect to these reinsurance contracts. International believes it is entitled to the full payment of these reinsurance recoverables and will vigorously defend the foregoing action and denies any wrongdoing.

  On June 20, 1991, an amended complaint was filed in an action brought by Monsanto Company pending in the 71st District Court of Harrison County, Texas, against Crum and Forster, Inc., which has since been renamed Talegen Holdings, Inc. and four of its insurance subsidiaries. The action was commenced in November 1989. The amended complaint alleged breach of the duty of good faith and fair dealing and violations of the Texas Insurance Code. Plaintiff sought approximately $16.4 million in actual damages plus interest and attorneys' fees, subject to trebling, and punitive damages of $300 million. In early 1992, a verdict was rendered against Talegen and its subsidiaries by the jury. The Court of Appeals of the Sixth Appellate District of Texas affirmed the judgment. As of December 31, 1994, the judgment against Talegen and its subsidiaries amounted to approximately $91 million, including accrued interest. On March 2, 1995, the parties entered into settlement agreements pursuant to which Talegen and its subsidiaries have made a cash payment to Monsanto in the amount of $34 million.

  Farm & Home Savings Association (Farm & Home) filed a lawsuit in the United States District Court for the Western District of Missouri, Southwest Division alleging that under an agreement previously entered into by certain Talegen insurance companies (Insurance Companies) with Farm & Home (Indemnification Agreement), the Insurance Companies are required to defend and indemnify Farm & Home from actual and punitive damage claims being made against Farm & Home relating to the Brio superfund site (Brio). The Indemnification Agreement had been entered into in connection with the settlement of disputes between Farm & Home and the Insurance Companies regarding policies issued to Farm & Home during the time it was developing the Southbend subdivision in Friendswood, Texas (Southbend), which is close to Brio. Under the Indemnification Agreement, the Insurance Companies are required to indemnify Farm & Home only as to claims asserted by current or former residents of Southbend itself, or persons whose injuries are alleged to have been incurred as a direct consequence of exposure to allegedly hazardous substances within Southbend emanating from the Brio site. Farm & Home alleges that the Indemnification Agreement covers claims for injuries arising elsewhere than Southbend. The Insurance Companies deny any liability to Farm & Home and intend to continue to vigorously contest coverage under the Indemnification Agreement for injuries not related to Southbend. Cross motions for summary judgment in the action are pending.

  In a number of lawsuits pending against Farm & Home in the District Courts of Harris County, Texas, plaintiffs seek both actual and punitive damages allegedly relating to injuries arising out of the hazardous substances at Brio. The Insurance Companies have been defending these cases under a reservation of rights because it is unclear whether the claims fall under the coverage of either the policies or the Indemnification Agreement. In one of the pending cases, the court dismissed claims brought by plaintiffs who were unable to demonstrate a pertinent nexus to the Southbend subdivision.

19.  PREFERRED STOCK

The Company has 23.5 million authorized shares of cumulative preferred stock, $1 par value. Two series of preferred stock are currently outstanding and are described below.

Redeemable Preferred Stock. The Company's series of Ten-Year Preferred Stock has an annual dividend rate of $3.6875 and is subject to redemption by the Company through a sinking fund. The mandatory sinking fund for this series is designed to retire 20 percent of the issue in each of the five years beginning on April 1, 1994. Also, the Company has the non-cumulative option to increase the annual sinking fund payments by an amount up to 100 percent of the mandatory payment. During 1994, 1 million shares were redeemed at the sinking fund redemption price of $50 per share. A total of 1.5 million shares of this series, with a recorded value of $75 million, is outstanding. Dividends amounted to $7 million in 1994 and $9 million in 1993 and 1992.

  Shares issued under this series are non-voting, have cumulative dividends, a sinking fund redemption price of $50 per share and a $50 per share liquidation preference over the Company's common stock.

  The Company's former series of Twenty-Year Preferred Stock was redeemed in 1994 for $184 million, including a premium of $11 million. Dividends amounted to $5 million in 1994 and $14 million in 1993 and 1992.

Convertible Preferred Stock. As more fully described in Note 16 on Page 76, the Company sold, for $785 million, 10 million shares of its new Series B Convertible Preferred Stock (ESOP shares) in 1989 in connection with the establishment of its ESOP. At December 31, 1994, 9.7 million of these shares remain outstanding. As employees with vested ESOP shares leave the Company, these shares are redeemed by the Company. The Company has the option to settle such redemptions with either shares of common stock or cash.

Preferred Stock Purchase Rights. The Company has a shareholder rights plan designed to deter coercive or unfair takeover tactics and to prevent a person or persons from gaining control of the Company without offering a fair price to all shareholders.

  Under the terms of the plan, one preferred stock purchase right (Right) accompanies each share of outstanding common stock. Each Right entitles the holder to purchase from the Company one one-hundredth of a new series of preferred stock at an exercise price of $225.

  Within the time limits and under the circumstances specified in the plan, the Rights entitle the holder to acquire common stock of the Company, the surviving company in a business combination or the purchaser of the Company's assets, having a value of two times the exercise price.

  The Rights may be redeemed prior to becoming exercisable by action of the Board of Directors at a redemption price of $.05 per right. The Rights expire in April 1997.

  The Rights are non-voting and, until they become exercisable, have no dilutive effect on the earnings per share or book value per share of the Company's common stock.

20.  COMMON SHAREHOLDERS' EQUITY

The components of common shareholders' equity and the changes therein for the three years ended December 31, 1994 follow:

                                                                                           Net Unrealized
                                                  Common Stock     Additional              Gain (Loss) on
(Dollars in millions, except per-share data.     --------------       Paid-In    Retained      Investment   Translation
Shares in thousands.)                            Shares  Amount       Capital    Earnings      Securities   Adjustments     Total
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1991                     92,846    $ 94        $  539      $4,605           $  32         $(130)  $ 5,140
Stock option and incentive plans                  1,885       2           111                                                 113
Xerox Canada Inc. exchangeable stock                266
Convertible securities                               69
Net loss                                                                           (1,020)                                 (1,020)
Cash dividends declared
  Common stock ($3.00 per share)                                                     (288)                                   (288)
  Preferred stock (See Note 19 on Page 81)                                            (85)                                    (85)
Tax benefits on ESOP dividends                                                         70                                      70
Net unrealized loss on investment securities                                                          (26)                    (26)
Translation adjustments - net of minority
  shareholders' interests of $9                                                                                     (29)      (29)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992                     95,066      96           650       3,282               6          (159)    3,875
Issuance of common stock, net of issuance costs   8,050       8           571                                                 579
Stock option and incentive plans                    861       1            57                                                  58
Xerox Canada Inc. exchangeable stock                 65       1            34           3                                      38
Convertible securities                               80
Net loss                                                                             (126)                                   (126)
Cash dividends declared
  Common stock ($3.00 per share)                                                     (304)                                   (304)
  Preferred stock (See Note 19 on Page 81)                                            (85)                                    (85)
Tax benefits on ESOP dividends                                                         23                                      23
Translation adjustments - net of minority
  shareholders' interests of $(24)                                                                                  (86)      (86)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                    104,122     106         1,312       2,793               6          (245)    3,972
Stock option and incentive plans                  1,056       1            94          (3)                                     92
Xerox Canada Inc. exchangeable stock                653
Convertible securities                              162
Net income                                                                            794                                     794
Cash dividends declared
  Common stock ($3.00 per share)                                                     (322)                                   (322)
  Preferred stock (See Note 19 on Page 81)                                            (73)                                    (73)
Tax benefits on ESOP dividends                                                         19                                      19
Call premium on preferred stock
  (See Note 19 on Page 81)                                                            (11)                                    (11)
Net unrealized loss on investment securities                                                         (439)                   (439)
Translation adjustments - net of minority
  shareholders' interests of $93                                                                                    145       145
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                    105,993    $107        $1,406      $3,197           $(433)        $(100)   $4,177
=================================================================================================================================

Common Stock. The Company has 350 million authorized shares of common stock, $1 par value. At December 31, 1994 and 1993, 3.9 and 5.0 million shares, respectively, were reserved for issuance of common stock under the Company's incentive compensation plan. In addition, at December 31, 1994, 0.9 million common shares were reserved for the conversion of $53 million of convertible debt and 9.7 million common shares were reserved for conversion of ESOP-related Convertible Preferred Stock.

In June 1993, the Company completed a public offering of 8.05 million shares of its common stock in the U.S. and abroad, at a price of $74.25 per share. The proceeds of the offering, after deducting underwriting commissions, were approximately $580 million or $72.10 per newly issued share, and were used to retire commercial paper.

Stock Option and Long-Term Incentive Plans. The Company has a long-term incentive plan whereby eligible employees may be granted incentive stock options, nonqualified stock options, incentive stock rights, stock appreciation rights (SARs) and performance unit rights. Subject to vesting and other requirements, SARs and performance unit rights are typically paid in cash, and stock options and incentive stock rights are settled with newly issued shares of the

Company's common stock. Substantially all long-term incentive compensation plan awards in recent years have been in the form of nonqualified stock options, performance units and incentive stock rights. Eligible employees typically receive equal amounts of options and performance units. Stock options normally vest in two years and normally expire five years from the date of grant. Because the exercise price of the options is equal to the market value of the Company's common stock on the date of grant, option awards do not result in a charge to expense. The value of each performance unit is typically based upon the Document Processing level of return on assets during the year in which granted. Performance units ratably vest in the three years after the year awarded. At December 31, 1994 and 1993, 2.8 million shares were available for grant of options or rights. The following table provides information relating to the status of, and changes in, options granted during the current or prior years:

                                          1994                 1993
                                    ------------------   ------------------
                                               Average              Average
                                      Stock     Option     Stock     Option
(Options in thousands)              Options      Price   Options      Price
---------------------------------------------------------------------------
Outstanding at January 1              3,210        $75     3,116        $66
Granted                               1,168         98     1,087         82
Canceled                                (51)        87       (25)        81
Exercised                            (1,032)        72      (756)        55
Surrendered for SARs                    (53)        51      (212)        55
                                     ------                -----
Outstanding at December 31            3,242        $84     3,210        $75
                                     ======                =====
Exercisable at
    December 31, 1994                 1,319
===========================================
Becoming exercisable in 1995          1,486
===========================================

Xerox Canada Inc. Exchangeable Class B Stock. In 1989 the shareholders of Xerox Canada Inc. (XCI), a then 79 percent-owned subsidiary of the Company, approved a restructuring plan which, among other provisions, amended the provisions of XCI's Common Shares. The XCI Common Shares had previously been owned by public shareholders and represented the 21 percent of XCI not owned by the Company. As a result of the approved restructuring plan, in 1989 a majority of the XCI public shareholders became owners of XCI's new Non-Voting Exchangeable Class B Shares (Exchangeable Shares) with a right to exchange three Exchangeable Shares for one share of the common stock of the Company. In 1993, the remaining XCI public shareholder entered into the restructuring plan. As a result, the Company's shareholders' equity was increased by $38 million. The Company has reserved 0.6 million shares of the Company's common stock for purposes of this exchange.

21.  FINANCIAL INSTRUMENTS

Derivative Financial Instruments. Certain financial instruments with off-balance-sheet risk have been entered into by the Company to manage its interest rate and foreign currency exposures. These instruments are held solely for hedging purposes and include interest rate swap agreements, forward-foreign exchange contracts and foreign currency swap agreements. The Company does not enter into derivative instrument transactions for trading or other speculative purposes.

  The Company typically enters into simple, unleveraged derivative transactions which, by their nature, have low credit and market risk. The Company's policies on the use of derivative instruments prescribe an investment grade counterparty credit floor and at least quarterly monitoring of market risk on a counterparty-by-counterparty basis. Based upon its ongoing evaluation of the replacement cost of its derivatives transactions and counterparty creditworthiness, the Company considers the risk of credit default significantly affecting its financial position or results of operations to be remote.

  The Company utilizes numerous counterparties to ensure that there are no significant concentrations of credit risk with any individual counterparty or groups of counterparties.

  The Company employs the use of hedges to reduce the risks that rapidly changing market conditions may have on the underlying transactions. Typically, the Company's currency and interest rate hedging activities are not affected by changes in market conditions as forward contracts and swaps are arranged and normally held to maturity in order to lock in currency rates and interest spreads related to underlying transactions.

  None of the Company's hedging activities involve exchange traded instruments.

Interest Rate Swaps. The Company enters into interest rate swap agreements to manage interest rate exposure. An interest rate swap is an agreement to exchange interest rate payment streams based on a notional principal amount. The Company follows settlement accounting principles for interest rate swaps whereby the net interest rate differentials to be paid or received are recorded currently as adjustments to interest expense.

  Virtually all customer financing assets earn fixed rates of interest. Accordingly, through the use of interest rate swaps in conjunction with the contractual maturity terms of outstanding debt, the Company "locks in" an interest spread by arranging fixed-rate interest obligations with similar maturities as the underlying assets. Additionally, customer financing assets are consistently funded with liabilities denominated in the same currency. The Company refers to the effect of these conservative practices as "match funding" its customer financing assets.

  More specifically, pay fixed/receive variable interest rate swaps are often used in place of more expensive fixed rate debt for the purpose of match funding fixed rate, customer contracts. Pay variable/receive variable interest rate swaps ("basis swaps") are used to transform variable rate, medium-term debt into commercial paper or local currency LIBOR rate obligations. Occasionally, pay variable/receive fixed interest rate swaps are used to transform term fixed rate debt into variable rate obligations. The transactions performed within each of these three categories enable the Company to cost-effectively manage its interest rate exposures. During 1994, the average notional amount of an interest rate swap agreement was $20 million.

  At December 31, 1994 and 1993, the total notional amounts of these transactions are summarized, based on contract maturity, as follows:

(In millions)                                      1994     1993
----------------------------------------------------------------
Commercial paper/bank borrowings                 $1,171   $1,627
Medium-term debt                                  2,193    2,294
Long-term debt                                    1,615    1,374
----------------------------------------------------------------
Total                                            $4,979   $5,295
================================================================

For the three years ended December 31, 1994, no interest rate swap agreements had been terminated prior to maturity.

The aggregate amounts of interest rate swaps by maturity date and type at December 31, 1994 and 1993 are as follows:

(Dollars In millions)                                     1994               1995         1996-1998        1999-2006         Total
----------------------------------------------------------------------------------------------------------------------------------
1994      Pay fixed/receive variable                   $     -            $ 1,071           $ 1,802        $   925         $ 3,798
          Pay variable/receive variable                      -                100               325            274             699
          Pay variable/receive fixed                         -                  -                66            416             482
----------------------------------------------------------------------------------------------------------------------------------
                                                       $     -            $ 1,171           $ 2,193        $ 1,615         $ 4,979
----------------------------------------------------------------------------------------------------------------------------------
          Memo:
          Interest rate paid                                 -               6.41%             6.58%          7.61%           6.72%
          Interest rate received                             -               5.44%             5.69%          6.93%           6.02%
==================================================================================================================================
1993      Pay fixed/receive variable                   $ 1,402            $ 1,002           $ 1,085        $   758         $ 4,247
          Pay variable/receive variable                    225                100                50              -             375
          Pay variable/receive fixed                         -                  -                87            586             673
----------------------------------------------------------------------------------------------------------------------------------
                                                       $ 1,627            $ 1,102           $ 1,222        $ 1,344         $ 5,295
----------------------------------------------------------------------------------------------------------------------------------
          Memo:
          Interest rate paid                              6.80%              6.12%             6.59%          7.03%           6.65%
          Interest rate received                          4.10%              4.51%             5.22%          5.33%           4.75%
==================================================================================================================================

Forward-Foreign Exchange Contracts. The Company utilizes forward-foreign exchange contracts to hedge against the potentially adverse impacts of foreign currency fluctuations on foreign currency denominated receivables and payables and firm foreign currency commitments. Firm foreign currency commitments generally represent committed purchase orders for foreign sourced inventory. These contracts generally mature in six months or less. At December 31, 1994 and 1993, the Company had outstanding (in millions) $1,476 and $1,185, respectively, of forward-foreign exchange contracts. Of the outstanding contracts at December 31, 1994, the largest single currency represented was the Japanese yen. Contracts denominated in Japanese yen, French francs, Mexican pesos, Swiss francs, U.S. dollars, Italian lira and Austrian schillings accounted for over 75 percent of the Company's forward-foreign exchange contracts. Gains and losses on contracts that hedge foreign currency denominated receivables and payables are reported currently in income and are included in Other, net in the consolidated statements of income. Gains and losses on contracts that hedge firm commitments are deferred and subsequently recognized as part of the cost of the underlying transaction, such as inventory. At December 31, 1994, deferred gains and deferred losses amounted to $5 million and $9 million, respectively.

  During 1994, the average notional amount of a forward-foreign exchange contract amounted to $5 million.

Foreign Currency Swap Agreements. The Company has in the past also entered into several foreign currency and related interest rate swap agreements, whereby the Company issues foreign currency denominated debt and swaps the proceeds with a counterparty. In return, the Company receives either U.S. dollars or a second foreign currency. This effectively denominates the debt of the Company in the currency received from the counterparty. Currency swaps are utilized as hedges of the underlying foreign currency borrowings, and exchange gains or losses are recognized currently in Other, net in the consolidated statements of income. At December 31, 1993, $216 million of foreign currency swap agreements was outstanding. No foreign currency swap agreements were outstanding at December 31, 1994.

Guarantees. Although the Company has earnings support agreements with certain subsidiaries, the Company generally does not guarantee the debt of subsidiary companies. The primary exceptions relate to XFSI-related indebtedness to Talegen and Ridge Re which is more fully discussed in Note 10 on Page 63 and the guarantee of $181 million of indebtedness of the Company's Latin American subsidiaries. The Company has guaranteed and effectively assumed the borrowings of its ESOP.

Fair Value of Financial Instruments. The estimated fair values of the Company's financial instruments at December 31, 1994 and 1993 were as follows:

                                         1994                 1993
                                  -----------------    -----------------
                                  Carrying     Fair    Carrying     Fair
(In millions)                       Amount    Value      Amount    Value
------------------------------------------------------------------------
Cash                                $   56   $   56      $   86   $   86
Accounts receivable, net             1,811    1,811       1,613    1,613
Investments
    available-for-sale               8,384    8,384       8,344    8,344
Short-term debt                      1,259    1,259       1,107    1,107
Long-term debt                       9,680    9,872       8,977    9,390
Interest rate swap
    agreements                           -      (10)          -      (63)
Forward-foreign exchange
    contracts                            -       (7)          -       10
========================================================================

The fair value amounts for cash, accounts receivables, net, short-term investments and short-term debt approximate carrying amounts due to the short maturities of these instruments. The fair value of longer-term investments is based on closing bid prices for exchange traded securities or on bid quotations received from securities dealers.

  The fair value of long-term debt was estimated based on quoted market prices for these or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The difference between the fair value and the carrying value represents the theoretical net premium the Company would have to pay to retire all debt at such date. The Company has no plans to retire significant portions of its long-term debt prior to scheduled maturity. Under SFAS No. 107, the Company is not required to determine the fair value of its finance receivables, the match funding of which is the source of much of the Company's interest rate swap activity.

  The fair values for interest rate swap agreements and forward-foreign exchange contracts were based on quotes from brokers, and represent amounts the Company would receive (pay) to terminate/replace these contracts. The Company has no present plans to terminate/replace significant portions of these contracts.

22.  SUBSEQUENT EVENT

On February 28, 1995, the Company paid The Rank Organisation Plc (RO) (Pounds)620 million, or approximately $970 million, for a 40 percent interest in RO's financial interest in the Rank Xerox Companies. The transaction increased the Company's financial interest in the Rank Xerox Companies to approximately 80 percent from 67 percent. The transaction will result in goodwill of approximately $570 million and a decline in minorities' interests in equity of subsidiaries of approximately $400 million.


Quarterly Results of Operations
(Unaudited)

                                                                      First      Second       Third       Fourth
(In millions, except per-share data)                                Quarter     Quarter     Quarter      Quarter     Full Year
                                                                ==============================================================
1994
----
    Document Processing revenues                                     $3,271      $3,584      $3,636       $4,597       $15,088
    Insurance revenues                                                  683         704         662          700         2,749
                                                                     ------      ------      ------       ------       -------
    Total revenues                                                    3,954       4,288       4,298        5,297        17,837
    Total costs and expenses                                          3,710       3,984       3,963        4,722        16,379
    Realized capital gains (losses)                                       7           2           4           (1)           12
                                                                     ------      ------      ------       ------       -------
    Income before income taxes,
      equity income and minorities' interests                           251         306         339          574         1,470
      Income taxes                                                       95         116         128          212           551
      Equity in net income of unconsolidated affiliates                   5          33          25           25            88
      Minorities' interests in earnings of subsidiaries                  32          55          50           76           213
                                                                     ------      ------      ------       ------       -------
    Income from continuing operations                                   129         168         186          311           794
      Discontinued operations                                             -           -           -            -             -
                                                                     ------      ------      ------       ------       -------
    Net income                                                       $  129      $  168      $  186       $  311       $   794
                                                                     ======      ======      ======       ======       =======
    Primary earnings per share/1/
      Continuing operations                                          $ 1.05      $ 1.31      $ 1.61       $ 2.76       $  6.73
      Discontinued operations                                             -           -           -            -             -
                                                                     ------      ------      ------       ------       -------
    Primary earnings per share                                       $ 1.05      $ 1.31      $ 1.61       $ 2.76       $  6.73
                                                                     ======      ======      ======       ======       =======
    Fully diluted earnings per share/1/
      Continuing operations                                          $ 1.03      $ 1.28      $ 1.53       $ 2.60       $  6.44
      Discontinued operations                                             -           -           -            -             -
                                                                     ------      ------      ------       ------       -------
    Fully diluted earnings per share                                 $ 1.03      $ 1.28      $ 1.53       $ 2.60       $  6.44
                                                                     ======      ======      ======       ======       =======
                                                                ==============================================================

1993
----
    Document Processing revenues                                     $3,225      $3,434      $3,493       $4,077       $14,229
    Insurance revenues                                                  678         688         722          721         2,809
                                                                     ------      ------      ------       ------       -------
    Total revenues                                                    3,903       4,122       4,215        4,798        17,038
    Total costs and expenses                                          3,708       3,957       4,028        5,747        17,440
    Realized capital gains                                                5          16          50           17            88
                                                                     ------      ------      ------       ------       -------
    Income (loss) before income taxes,
      equity income and minorities' interests                           200         181         237         (932)         (314)
      Income taxes (benefits)                                            67          75          54         (312)         (116)
      Equity in net income of unconsolidated affiliates                   3          33          27           24            87
      Minorities' interests in earnings (losses)
        of subsidiaries                                                  24          37          37          (20)           78
                                                                     ------      ------      ------       ------       -------
    Income (loss) from continuing operations                            112         102         173         (576)         (189)
      Discontinued operations                                            77          10         (23)          (1)           63
                                                                     ------      ------      ------       ------       -------
    Net income (loss)/2/                                             $  189      $  112      $  150       $ (577)      $  (126)
                                                                     ======      ======      ======       ======       =======
    Primary earnings (loss) per share/1/
      Continuing operations                                          $  .99      $  .86      $ 1.50       $(5.62)      $ (2.46)
      Discontinued operations                                           .78         .10        (.22)        (.01)          .62
                                                                     ------      ------      ------       ------       -------
    Primary earnings per share                                       $ 1.77      $  .96      $ 1.28       $(5.63)      $ (1.84)
                                                                     ======      ======      ======       ======       =======
    Fully diluted earnings (loss) per share/1/
      Continuing operations                                          $  .96      $  .86      $ 1.43       $(5.85)      $ (2.46)
      Discontinued operations                                           .71         .08        (.20)        (.01)          .62
                                                                     ------      ------      ------       ------       -------
    Fully diluted earnings per share                                 $ 1.67      $  .94      $ 1.23       $(5.86)      $ (1.84)
                                                                     ======      ======      ======       ======       =======
                                                                ==============================================================

/1/ Quarterly primary and fully diluted earnings per share may differ from full year amounts because of changes in the number of shares outstanding during the year.
/2/ Net income for the 1993 fourth quarter includes $813 million in after-tax special charges related to restructuring actions and litigation settlements which are more fully described in Note 3 on Page 60.

                Reports of Management and Independent Auditors

REPORT OF MANAGEMENT

Xerox Corporation management is responsible for the integrity and objectivity of the financial data presented in this annual report. The consolidated financial statements were prepared in conformity with generally accepted accounting principles and include amounts based on management's best estimates and judgments.

  The Company maintains an internal control structure designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that financial records are adequate and can be relied upon to produce financial statements in accordance with generally accepted accounting principles. This structure includes the hiring and training of qualified people, written accounting and control policies and procedures, clearly drawn lines of accountability and delegations of authority. In a business ethics policy that is communicated annually to all employees, the Company has established its intent to adhere to the highest standards of ethical conduct in all of its business activities.

  The Company monitors its internal control structure with direct management reviews and a comprehensive program of internal audits. In addition, KPMG Peat Marwick LLP, independent auditors, have audited the consolidated financial statements and have reviewed the internal control structure to the extent they considered necessary to support their report, which follows.

  The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets regularly with the independent auditors, the internal auditors and representatives of management to review audits, financial reporting and internal control matters, as well as the nature and extent of the audit effort. The Audit Committee also recommends the engagement of independent auditors, subject to shareholder approval. The independent auditors and internal auditors have free access to the Audit Committee.

/s/ Paul A. Allaire

Paul A. Allaire
Chairman of the Board and
Chief Executive Officer


/s/ Barry D. Romeril

Barry D. Romeril
Executive Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Xerox Corporation

We have audited the consolidated balance sheets of Xerox Corporation and consolidated subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements appearing on Pages 28, 38, 40, 41, and 58-85 present fairly, in all material respects, the financial position of Xerox Corporation and consolidated subsidiaries as of December
31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

  As discussed in Note 2, the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions in 1992.


/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP

Stamford, Connecticut
January 31, 1995, except as to Notes 18 and 22, which are as of March 2, 1995


Nine Years in Review

(Dollars in millions, except per-share data)             1994     1993     1992     1991     1990
                                                      --------------------------------------------
Per-Share Data
--------------
Earnings (loss) from continuing operations
    Primary                                           $  6.73  $ (2.46) $ (2.91) $  3.74  $  5.56
    Fully diluted                                        6.44    (2.46)   (2.91)    3.71     5.31
Dividends declared                                       3.00     3.00     3.00     3.00     3.00
                                                      --------------------------------------------
Operations
----------
Revenues
    Document Processing                               $15,088  $14,229  $14,298 $ 13,438  $13,210
    Insurance                                           2,749    2,809    2,878    3,299    3,890
Total Revenues                                         17,837   17,038   17,176   16,737   17,100
Research and development expenses                         895      883      922      890      848
Income (loss) from Document Processing operations         794     (193)     562      436      599
Income (loss) from Insurance operations                     -        4     (779)       2       11
Income (loss) from continuing operations                  794     (189)    (217)     438      610
Net income (loss)                                         794     (126)  (1,020)     454      243
                                                      --------------------------------------------
Financial Position
------------------
Accounts and finance receivables, net                 $11,759  $10,565  $10,250 $  8,952  $ 8,016
Inventories                                             2,294    2,162    2,257    2,091    2,148
Land, buildings and equipment, net                      2,108    2,219    2,150    1,950    1,851
Total Document Processing assets                       19,374   18,158   17,140   15,178   14,421
Total Insurance assets                                 14,519   15,418   15,479   15,552   14,579
Investment in Discontinued Operations                   4,692    5,174    5,652    5,972    6,664
Total assets                                           38,585   38,750   38,271   36,702   35,664
Consolidated capitalization
    Short-term debt                                     3,159    2,698    2,533    2,038    1,828
    Long-term debt                                      7,780    7,386    8,105    7,825    8,726
    Total debt                                         10,939   10,084   10,638    9,863   10,554
    Deferred ESOP benefits                               (596)    (641)    (681)    (720)    (756)
    Minorities' interests in equity of subsidiaries     1,021      844      885      818      832
    Preferred stock                                       832    1,066    1,072    1,078    1,081
    Common shareholders' equity                         4,177    3,972    3,875    5,140    5,051
    Total capitalization                               16,373   15,325   15,789   16,179   16,762
                                                      --------------------------------------------
Selected Data and Ratios
------------------------
Common shareholders of record at year-end              56,414   65,820   68,877   71,213   74,994
Book value per common share/1/                        $ 38.86  $ 37.69  $ 40.19 $  54.43  $ 53.73
Year-end common share market price                    $ 99.00  $ 88.13  $ 79.25 $  68.50  $ 35.50
Document Processing Information
    Employees at year-end                              87,600   97,000   99,300  100,900   99,000
    Working capital                                   $ 2,411  $ 2,357  $ 2,578 $  2,282  $ 2,537
    Current ratio                                         1.4      1.4      1.5      1.5      1.6
    Additions to land, buildings and equipment        $   389  $   470  $   582 $    467  $   405
    Depreciation on land, buildings and equipment     $   446  $   437  $   418 $    397  $   372
                                                      --------------------------------------------

*  Data that conforms with the 1994 basis of presentation were not available.

/1/Book value per common share is computed by dividing common shareholders' equity by outstanding common shares plus common shares reserved for the conversion of the Xerox Canada Inc. Exchangeable Class B stock.


Nine Years in Review

(Dollars in millions, except per-share data)                 1989     1988     1987     1986
                                                            ------------------------------------
Per-Share Data
--------------
Earnings (loss) from continuing operations
    Primary                                                 $   5.94  $  2.91  $  4.93 $   4.04
    Fully diluted                                               5.82     2.91     4.89     4.02
Dividends declared                                              3.00     3.00     3.00     3.00
                                                            ------------------------------------
Operations
----------
Revenues
    Document Processing                                     $ 12,095  $11,354  $10,537 $  9,493
    Insurance                                                  4,033    4,060    3,758    3,136
Total Revenues                                                16,128   15,414   14,295   12,629
Research and development expenses                                809      794      722      650
Income (loss) from Document Processing operations                488      148      353      316
Income (loss) from Insurance operations                          154      181      188      129
Income (loss) from continuing operations                         642      329      541      445
Net income (loss)                                                704      388      578      465
                                                            ------------------------------------
Financial Position
------------------
Accounts and finance receivables, net                       $ 7,272   $ 6,109  $ 4,948 $  3,887
Inventories                                                   2,413     2,558    2,286    2,459
Land, buildings and equipment, net                            1,781     1,803    1,639    1,491
Total Document Processing assets                             13,488    12,415        *        *
Total Insurance assets                                       14,864    13,036        *        *
Investment in Discontinued Operations                         6,063     4,406        *        *
Total assets                                                 34,415    29,857        *        *
Consolidated capitalization
    Short-term debt                                           1,482     1,174        *        *
    Long-term debt                                            9,247     6,675        *        *
    Total debt                                               10,729     7,849    5,771    4,343
    Deferred ESOP benefits                                     (785)        -        -        -
    Minorities' interests in equity of subsidiaries             157       806      655      565
    Preferred stock                                           1,081       296      442      442
    Common shareholders' equity                               5,035     5,371    5,105    4,687
    Total capitalization                                     16,775    14,322   11,973   10,037
                                                            ------------------------------------
Selected Data and Ratios
------------------------
Common shareholders of record at year-end                    78,876    84,864   86,388   90,437
Book value per common share/1/                              $ 53.59   $ 52.22  $ 51.00 $  48.00
Year-end common share market price                          $ 57.25   $ 58.38  $ 56.63 $  60.00
Document Processing Information
    Employees at year-end                                    99,000    100,00   99,200  100,400
    Working capital                                               *         *        *        *
    Current ratio                                                 *         *        *        *
    Additions to land, buildings and equipment              $   390   $   418  $   347 $    328
    Depreciation on land, buildings and equipment           $   370   $   369  $   320 $    283
                                                            ------------------------------------

Dividends and Stock Prices
(Unaudited)

CONSECUTIVE DIVIDENDS PAID TO SHAREHOLDERS

During 1994, dividends paid to the Company's common stock shareholders totalled $3.00 per share, unchanged from 1993 and 1992. Xerox has declared dividends to its shareholders for 65 consecutive years and has paid consecutive quarterly dividends since 1948.

The Company's Board of Directors, at its February 6, 1995 meeting, declared dividends on Xerox common stock and two issues of preferred stock, all unchanged from previous quarterly payments. They are payable April 1 to shareholders of record March 3. The common stock dividend is 75 cents per share. Payments on the $3.6875 Ten-Year Sinking Fund Preferred are $0.921875 per share. Payments on the Series B Convertible Preferred, which was issued in July 1989 in connection with the formation of a Xerox Employee Stock Ownership Plan, are $1.5625 per share.


XEROX COMMON STOCK PRICES AND DIVIDENDS

New York Stock Exchange     First     Second     Third    Fourth
Composite Prices          Quarter    Quarter   Quarter   Quarter
------------------------------------------------------------------
1994  High               $103 1/4   $104 3/4  $109 3/8  $112 3/4
      Low                  87 3/4     93 7/8    97        91 1/2
      Dividends Paid      .75        .75       .75       .75

1993  High               $ 88 7/8   $ 83 1/2  $ 80 1/8  $ 90
      Low                  79 1/4     71 1/2    70 1/8    69 7/8
      Dividends Paid      .75        .75       .75       .75
------------------------------------------------------------------

XEROX $3.6875 TEN-YEAR SINKING FUND
PREFERRED STOCK PRICES AND DIVIDENDS


New York Stock Exchange     First     Second     Third    Fourth
Composite Prices          Quarter    Quarter   Quarter   Quarter
------------------------------------------------------------------
1994  High               $54        $55 1/2   $  55     $  54
      Low                 50 1/2     50 1/2      50        50
      Dividends Paid     .921875    .921875   .921875   .921875

1993  High               $  56      $  56     $  54     $  54
      Low                   50         52        52        51
      Dividends Paid     .921875    .921875   .921875   .921875
------------------------------------------------------------------

Officers
--------------------------------------------------------------------------------

PAUL A. ALLAIRE
Chairman of the Board and
Chief Executive Officer
Chairman of the Executive
Committee

A. BARRY RAND
Executive Vice President,
Operations

BARRY D. ROMERIL
Executive Vice President
and Chief Financial Officer

STUART B. ROSS
Executive Vice President
Chairman and Chief Executive
Officer, Xerox Financial
Services, Inc.

PETER VAN CUYLENBURG
Executive Vice President,
Operations

WILLIAM F. BUEHLER
Senior Vice President and
Chief Staff Officer

ALLAN E. DUGAN
Senior Vice President,
Corporate Strategic Services

JULIUS L. MARCUS
Senior Vice President,
Strategic Relationships

MARK B. MYERS
Senior Vice President,
Corporate Research and
Technology

DAVID R. MYERSCOUGH
Senior Vice President,
Corporate Business Strategy

RICHARD S. PAUL
Senior Vice President and
General Counsel

LEONARD VICKERS
Senior Vice President,
Corporate Strategic Development
and Communications

PATRICIA C. BARRON
Vice President
President, Xerox Engineering
Systems

RICHARD S. BARTON
Vice President
President, U.S. Customer
Operations

JOHN SEELY BROWN
Vice President and Chief Scientist

CHARLES E. BUCHHEIT
Vice President
Vice President, Business Integration,
Xerox Production Systems

RONALD B. CAMPBELL, JR.
Vice President,
Special Programs

DAVID T. ERWIN
Vice President
Vice President, Strategy
and Integration,
Office Document Products

J. MICHAEL FARREN*
Vice President,
External Affairs

EUNICE M. FILTER
Vice President, Treasurer
and Secretary

PHILIP D. FISHBACH
Vice President and Controller


Directors
--------------------------------------------------------------------------------
VERNON E. JORDAN, JR. /3/, /5/
Partner Akin, Gump, Strauss, Hauer & Feld, L.L.P. Attorneys-at-Law
Washington, D.C.

RALPH S. LARSEN /2/, /3/
Chairman and Chief Executive Officer Johnson & Johnson
New Brunswick, New Jersey

PAUL A. ALLAIRE /1/
Chairman of the Board and Chief Executive Officer
Chairman, Executive Committee Xerox Corporation
Stamford, Connecticut

THOMAS C. THEOBALD /1/, /3/, /4/
Partner
William Blair
Capital Management
Chicago, Illinois

YOTARO KOBAYASHI
Chairman and Chief Executive Officer Fuji Xerox Co., Ltd.
Tokyo, Japan

N.J. NICHOLAS, JR. /1/, /2/, /4/
Investor
New York, New York

/1/ Member of the Executive Committee
/2/ Member of the Audit Committee
/3/ Member of the Executive Compensation and Benefits Committee
/4/ Member of the Finance Committee
/5/ Member of the Nominating Committee

--------------------------------------------------------------------------------

MAURICE F. HOLMES
Vice President and Chief Engineer

CHARLES P. HOLT
Vice President,
Joseph C. Wilson Center for Research and Technology

JAMES H. LESKO
Vice President
President, Office Document
Systems

ROGER E. LEVIEN
Vice President,
Technology and Market
Development

JOHN A. LOPIANO
Vice President
President, Xerox Production Systems

PATRICK J. MARTIN
Vice President
President, Office Document
Products

ALAN R. MONAHAN
Vice President,
Manufacturing Support

HECTOR J. MOTRONI
Vice President,
Quality and Organizational Effectiveness

ANNE M. MULCAHY
Vice President,
Human Resources

COLIN J. O'BRIEN
Vice President,
Systems Strategy and
Business Development

RUSSELL Y. OKASAKO
Vice President, Taxes

CARLOS PASCUAL*
Vice President
President, Americas
Customer Operations

WILBUR I. PITTMAN
Vice President,
Marketing Business Process

NORMAN E. RICKARD, JR.
Vice President
President, Xerox Business
Services

RONALD E. RIDER
Vice President,
Digital Imaging Technology
Center

BRIAN E. STERN
Vice President
President, Personal Document Products

PATRICIA M. WALLINGTON
Vice President and
Chief Information Officer

MYRA R. DRUCKER
Assistant Treasurer

DANIEL S. MARCHIBRODA
Assistant Controller

GEORGE R. ROTH
Assistant Treasurer

MARTIN S. WAGNER
Assistant Secretary

*New officer since last report


--------------------------------------------------------------------------------
HILMAR KOPPER /4/, /5/
Spokesman of the Board of Managing Directors Deutsche Bank AG
Frankfurt, Germany

MARTHA R. SEGER /2/, /4/
Distinguished Visiting Professor of Finance Central Michigan University Mount Pleasant, Michigan

B. R. INMAN /2/, /5/
Investor
Austin, Texas

JOHN D. MACOMBER /2/, /3/
Principal JDM Investment Group
Washington, D.C.

JOAN GANZ COONEY /2/, /5/
Chairman, Executive Committee
Children's Television Workshop
New York, New York

JOHN E. PEPPER /3/, /5/
President Procter & Gamble Company
Cincinnati, Ohio

                                                        (Not Pictured)
                                                        ROBERT A. BECK /3/, /4/
                                                        Chairman Emeritus
                                                        The Prudential Insurance
                                                        Company of America
                                                        Newark, New Jersey

/1/ Member of the Executive Committee
/2/ Member of the Audit Committee
/3/ Member of the Executive Compensation and Benefits Committee
/4/ Member of the Finance Committee
/5/ Member of the Nominating Committee

General Information

COMMON AND PREFERRED STOCK

TRANSFER AGENT AND REGISTRAR
The First National Bank of Boston
P.O. Box 9156
Boston, MA 02205-9156
(800) 828-6396

STOCKS LISTED AND TRADED

Xerox common stock (XRX) was listed on the New York Stock Exchange in 1961 and on the Chicago Stock Exchange in 1990. It is also traded on the Boston, Cincinnati, Pacific Coast and Philadelphia exchanges and in London, Basel, Berne, Geneva, Lausanne and Zurich.

      The $3.6875 Ten-Year Sinking Fund Preferred stock was issued in February 1988 in conjunction with the redemption of the $5.45 Cumulative Preferred stock. It is listed on the New York Stock Exchange.

DIVIDEND PAYMENT DATES

Traditionally paid on the first of January, April, July and October to shareholders of record on the first Friday of December, March, June and September.

DIVIDEND REINVESTMENT PLAN

The Automatic Dividend Reinvestment and Stock Purchase Plan affords any shareholder of record of Xerox common or preferred stock the opportunity to buy Xerox common shares automatically at the current market price with cash dividends and without service fees or brokerage commissions. Plan participants can also purchase additional common shares at the market price through voluntary cash payments. A Plan brochure is available from The First National Bank of Boston, P.O. Box 9156, Boston, MA 02205-9156, (800) 828-6396.

INVESTOR SERVICES

Questions about stock certificates, address changes, or other shareholder matters should be addressed to: The First National Bank of Boston, Investor Services, P.O. Box 9155, Boston, MA 02205-9155, (800) 828-6396.

      Other information concerning notes and debentures issued by the Company is available from Corporate Treasury at (203) 968-4596.

NOTES AND DEBENTURES

TRUSTEE, REGISTRAR AND PAYING AGENT FOR
9.20% NOTES DUE 1999
8 3/4% NOTES DUE 1995

Trustee:
Chemical Bank
55 Water Street
New York, NY 10041
(212) 820-5164

Registrar and Paying Agent:
The First National Bank of Boston
P.O. Box 9156 (Registrar)
P.O. Box 9155 (Paying Agent)
Boston, MA 02205
(800) 828-6396

TRUSTEE, REGISTRAR AND PAYING AGENT FOR
9 1/4% DEBENTURES DUE 2000
9 5/8% DEBENTURES DUE 2000
PAYING AGENT FOR 8 3/8% NOTES DUE 1996

Bankers Trust Company
280 Park Avenue
New York, NY 10015
(212) 250-6000

TRUSTEE, REGISTRAR AND PAYING AGENT FOR
9 3/4% NOTES DUE 2000
9 5/8% NOTES DUE 1997

Trustee:
BankAmerica National Trust Company
2 Rector Street
New York, NY 10006
(212) 978-5033

Registrar and Paying Agent:
The First National Bank of Boston
P.O. Box 9156 (Registrar)
P.O. Box 9155 (Paying Agent)
Boston, MA 02205
(800) 828-6396

TRUSTEE, REGISTRAR AND PAYING AGENT FOR
8 1/8% NOTES DUE 2002
7.15% NOTES DUE 2004

Trustee:
Citibank, N.A.
111 Wall Street
New York, NY 10043
(800) 422-2066

Registrar and Paying Agent:
The First National Bank of Boston
P.O. Box 9156 (Registrar)
P.O. Box 9155 (Paying Agent)
Boston, MA 02205
(800) 828-6396

OTHER INFORMATION

ANNUAL MEETING

Shareholders are invited to attend our annual meeting, which will be held at 10:00 a.m. Thursday, May 18, 1995 at The Rittenhouse,
210 West Rittenhouse Square, Philadelphia, Pennsylvania. By April 6, 1995, proxy material will be sent to Xerox shareholders of record as of March 29, 1995.

INVESTOR INFORMATION

Annual Reports and Forms 10-K and 10-Q, which are filed with the Securities and Exchange Commission, are available from Investor Services, (800) 828-6396.

      Quarterly earnings are expected to be announced on April 27, July 31, and October 26, 1995. On the day of the earnings release, a comprehensive report, including the press release, financial summaries and the income statements are available through any of the following options: by Internet (use Mosaic or a worldwide web client to access http://www.xerox.com/ and select "Financial Information for Investors"); by fax (call 800-463-6840 and follow instructions to key in your fax number from your touch-tone phone); or by mail (call Investor Services at 800-828-6396).

ADDITIONAL INFORMATION

The Company can also provide information that may be of general interest to investors. Information on The Xerox Foundation and the Community Involvement Program is available from The Xerox Foundation information line, (203) 968-3333. Information on affirmative action, equal employment opportunity activities and balanced work force is available from Marcia Matthews, Manager, Corporate Work Force Diversity, (716) 423-2039. Copies of the Company's Environment, Health and Safety Progress Report are available from Xerox Safety Services at (800) 828-6571.

      Students and teachers requesting information are invited to call the Company's Public Information line, (716) 423-4828.

      Convention Blanks for Talegen Holdings, Inc., can be obtained directly from Talegen, (206) 654-2636.

Investor Relations

Members of the financial community and institutional investors seeking additional information on the Company are invited to contact Clark K. Robson, Director of Investor Relations (Internet address: CKR.sthq@xerox.com) or Charles
K. Wessendorf, Manager of Investor Relations (Internet address:
CKW.sthq@xerox.com), at (203) 968-4406.

Auditors

KPMG Peat Marwick LLP
Certified Public Accountants
Stamford Square, 3001 Summer Street
Stamford, CT 06905
(203) 356-9800

92