Form 10-K, Exhibit 13
period 1995-12-31
XEROX CORP
filed 1996-03-28
CIK 108772

Consolidated Statements of Income

Year ended December 31 (in millions, except per-share data)                               1995     1994      1993
                                                                                        ------   -------   ------
 REVENUES
   Sales                                                                                $ 8,799   $ 7,853  $ 7,211
   Service and rentals                                                                    6,804     6,229    5,954
   Finance income                                                                         1,008     1,006    1,064
                                                                                        -------   -------   ------
   Total Revenues                                                                        16,611    15,088   14,229
                                                                                        -------   -------   ------

 COSTS AND EXPENSES
   Cost of sales                                                                          4,962     4,653    4,098
   Cost of service and rentals                                                            3,437     3,016    2,986
   Equipment financing interest                                                             509       502      537
   Research and development expenses                                                        951       895      883
   Selling, administrative and general expenses                                           4,770     4,394    4,477
   Special charges, net                                                                       -         -    1,373
   Other, net                                                                               135       114      155
                                                                                        -------   -------   ------
   Total Costs and Expenses                                                              14,764    13,574   14,509
                                                                                        -------   -------   ------

 INCOME (LOSS) BEFORE INCOME TAXES, EQUITY INCOME AND
   MINORITIES' INTERESTS                                                                  1,847     1,514     (280)
   Income Taxes (Benefits)                                                                  615       595      (78)
   Equity in Net Income of Unconsolidated Affiliates                                        132        88       87
   Minorities' Interests in Earnings of Subsidiaries                                        190       213       78
                                                                                        -------   -------   ------
  INCOME (LOSS) FROM CONTINUING OPERATIONS                                                1,174       794     (193)
   Discontinued Operations                                                               (1,646)        -       67
                                                                                        -------   -------   ------
 NET INCOME (LOSS)                                                                      $  (472)  $   794  $  (126)
                                                                                        =======   =======   ======

PRIMARY EARNINGS (LOSS) PER SHARE
   Continuing Operations                                                                $ 10.20   $  6.73  $ (2.50)
   Discontinued Operations                                                               (14.89)        -      .66
                                                                                        -------   -------   ------
  PRIMARY EARNINGS PER SHARE                                                            $ (4.69)  $  6.73  $ (1.84)
                                                                                        =======   =======   ======

 FULLY DILUTED EARNINGS (LOSS) PER SHARE
   Continuing Operations                                                                $  9.63   $  6.44  $ (2.50)
   Discontinued Operations                                                               (14.89)        -      .66
                                                                                        -------   -------   ------
  FULLY DILUTED EARNINGS PER SHARE                                                      $ (5.26)  $  6.44  $ (1.84)
                                                                                        =======   =======   ======

The accompanying notes are an integral part of the consolidated financial statements.

  [PHOTO]

  Chuck Wessendorf
  Clark Robson
  Investor Relations

                               FINANCIAL REVIEW

Our Results of Operations and Financial Condition

SUMMARY OF TOTAL COMPANY RESULTS

In January 1996, we announced agreements to sell our remaining property and casualty insurance units to investor groups led by Kohlberg Kravis Roberts & Co. and existing management for consideration totaling $2.7 billion. We expect the transactions will close in the middle of this year. As a result, results from insurance operations are now accounted for as discontinued operations and all prior periods have been restated. Therefore the Document Processing business is the only component of Continuing Operations.

  Document Processing revenues increased 10 percent to $16.6 billion in 1995, following an increase in revenues to $15.1 billion in 1994 from $14.2 billion in 1993.

The following table summarizes net income:


(In millions)                                   1995    1994    1993
                                                ----    ----    ----
Document Processing before
  Special Items                               $ 1,076   $ 794  $ 580
 Tax Benefits                                      98       -     40
 Special Charges                                    -       -   (813)
                                              -------   -----  -----
 Continuing Operations                          1,174     794   (193)
                                              -------   -----  -----
 Discontinued Operations                       (1,646)      -     67
                                              -------   -----  -----
 Net Income (Loss)                            $  (472)  $ 794  $(126)
                                              =======   =====  =====

Document Processing income in 1995 increased 36 percent to $1,076 million before a $98 million gain from a reduction in the Brazilian tax rate, from $794 million in 1994. Income increased 37 percent in 1994 from $580 million in 1993 before special items. The 1993 special items included charges of $813 million after taxes to provide for the costs of restructuring the Document Processing business and lawsuit settlements, and $40 million in one-time tax benefits. After special items, Document Processing reported a $193 million loss in 1993.

  Fully diluted earnings per share for Continuing Operations, which now include only the Document Processing business, increased 37 percent to $8.83 in 1995, before the Brazilian tax gain, from $6.44 in 1994 which was a 33 percent increase from $4.86 in

[PHOTO]
Pictured here is Charlene Stephens, Public Relations, and a graphic depicting Continuing Operations Fully Diluted Earnings per Share before special items of $8.83 for 1995, $6.44 for 1994 and $4.86 for 1993.

1993, before special items. The 1993 Continuing Operations earnings per share reflect the impact of the additional 8.1 million shares issued through an equity offering in June 1993.

  Discontinued Operations had a loss of $1.646 billion in 1995 compared with break-even results in 1994 and income of $67 million in 1993. The 1995 results reflect fourth quarter after-tax charges of $1.546 billion as a result of the insurance disengagement. These charges consist of a non-cash loss on the sales of $978 million and $568 million primarily to cover additional insurance loss reserves and all estimated future expenses associated with excess of loss reinsurance coverage. Prior to the fourth quarter charges, insurance operations had a $100 million loss in the 1995 full year. The 1993 results included a $62 million after-tax gain on the sale of The Van Kampen Merritt Companies, Inc.
(VKM).

  The fully diluted loss per share for Discontinued Operations was $14.89, compared with break-even in 1994, and income of $.66 in 1993.

  The net loss in 1995 of $472 million compares with net income of $794 million in 1994, and a net loss of $126 million in 1993. The fully diluted loss per share of $5.26 in 1995 compares with earnings of $6.44 in 1994 and a net loss of $1.84 per share in 1993.

DOCUMENT PROCESSING

UNDERLYING GROWTH

To understand the trends in the business, we believe that it is helpful to adjust revenue and expense growth (except for ratios) to exclude the impact of the changes in the translation of foreign currencies into U.S. dollars and special items that distort the trends. We refer to this adjusted growth as "underlying growth." The items that have been excluded from the discussion of underlying growth are the 1993 charges for the Document Processing restructuring program and the lawsuit settlements.

  When compared with the major European currencies, the U.S. dollar was approximately 10 percent weaker in 1995, 2 percent stronger in 1994 and 11 percent stronger in 1993. As a result, foreign currency translation had a favorable impact of 3 percentage points on revenues in 1995, and unfavorable impacts of 1 percentage point in 1994 and 4 percentage points in 1993. We do not hedge foreign-currency denominated revenues to the extent they do not represent cross-border cash flows.

REVENUES

The estimated components of underlying growth were as follows:


                                            Underlying Growth
                                            -------------------
                                            1995    1994   1993
                                            ----    ----   ----
 Total Revenues                               7%       7%     3%
                                             ==       ==     ==
 Equipment Sales*                             6       10     (1)
 Non-equipment revenues                       7        5      6
  Supplies                                    9       11     11
  Paper                                      39        4     (4)
  Service                                     2        4      6
  Rentals                                     1       (1)    (6)
  Document Outsourcing/Other                 32       20      5
  Finance Income                             (4)      (4)     4
                                             ==       ==     ==

* Only includes equipment sales to end-users

The decline in the growth in equipment sales, across most major product lines, in 1995 principally reflects disruption in the U.S. sales force primarily caused by the realignment of the field sales organization and

  [PHOTO]
  Pictured here is a graphic depicting Equipment Sales Growth of 6% in 1995, 10% in 1994 and -1% in 1993; Non-Equipment Revenue Growth of 7% in 1995, 5% in 1994 and 6% in 1993; and Total Revenue Growth of 7% in 1995, 7% in 1994 and 3% in 1993.

changes in sales compensation plans. Modifications have been made to these plans, sales force turnover has declined and we believe that the disruption will have a declining impact going forward.

    The growth in 1994 reflected good growth in black-and-white copiers, excellent growth in the DocuTech family of digital publishers and a near doubling of color copier and printer equipment sales.

    Non-equipment revenues from supplies, paper, service, rentals, document outsourcing and other revenues, and income from customer financing represented 67 percent of total revenues in 1995, 65 percent of total revenues in 1994 and 63 percent in 1993. These revenues are less volatile than equipment sales revenues, and therefore provide significant stability to overall revenues. Growth in these revenues is primarily a function of the growth in our installed population of equipment, usage and pricing.

- Supplies sales: The strong growth over the last several years is principally due to cartridge sales for personal and convenience copiers and to new OEM customers.

- Paper sales: The significant improvement in the growth rate in 1995 is primarily due to higher prices, commencing in late 1994, after several years of declining wholesale prices. Our strategy is to charge a spread over mill wholesale prices.

- Service revenues: The declining growth reflects the diversionary trend to document outsourcing, rental plans and competitive pricing pressures.

- Rental revenues: After a number of years of decline, reflecting a customer preference for outright purchase of equipment, the rate of decline was arrested by an increasing, but still relatively small, trend principally in the U.S. toward cost-per-copy rental plans.

- Document outsourcing, copy centers and other revenues: The growth in 1995 and 1994 reflected the trend of customers to focus on their core businesses and outsource their document processing require-ments to Xerox. This trend, which diverts revenue from equipment sales, service and finance income, can reduce current period total revenues but increase revenues in future periods.

- Finance income: The continuing decline in 1995 reflects lower interest rates on financing contracts, the increasing customer preference for document out-sourcing rather than purchase and finance and a stabilization in the percent of customers who finance purchases through Xerox at approximately 80 percent of equipment sales in the U.S. and 70 percent in Western Europe. Our strategy is to charge a spread over our cost of borrowing.

  Geographically, the underlying revenue growth rates were estimated as follows:



                                           UNDERLYING GROWTH
                                          -------------------
                                           1995   1994   1993
-------------------------------------------------------------
Total Revenues                              7%     7%     3%
                                            ==     ==     ==
United States                               3      7      4
Rank Xerox                                  8      7      2
Other Areas                                16      7      4
-------------------------------------------------------------

United States revenues were 49 percent of total revenues. Revenues of Rank
Xerox Limited and related companies (Rank Xerox), which manufacture and market our products in eastern hemisphere countries, were 33 percent of total revenues. Revenues of Other Areas, which includes operations principally in Latin America and Canada, were 18 percent of total revenues.

  [PHOTO AND CAPTION]

  Pictured here are Vicente Jose Felice, Adelia Maria Branco Cerqueira, Jorge Pereira da Silva, and Sergio Nicola, Xerox of Brazil, with the caption
"Itau Bank, Sao Paulo, found a more productive way to produce checkbooks when it adopted a Xerox solution based on a 4635MX printer connected in-line to a checkbook maker. The automatic process saved the bank the costs of manual production."

[PHOTO]

VIMAL GADHIA
Rank Xerox
Corporate Communications

  The decline in U.S. revenue growth in 1995 principally reflects the disruption in the sales force. The improving revenue growth in Rank Xerox and the Other Areas in 1995 reflected good growth in black-and-white copiers and excellent growth in enterprise printing products, attributable, in part, to improving sales productivity and a strong economic environment in Brazil. In Mexico, revenues declined significantly in 1995 due to currency and the continuing economic disruption following devaluation of the Mexican peso in December 1994. In 1995, revenues were approximately $1.4 billion in Brazil and $200 million in Mexico compared with 1994 revenues of approximately $1 billion and $300 million, respectively. The improved revenue growth in all areas in 1994 reflected good growth in black-and-white copiers, excellent growth in the DocuTech family of digital publishers and a near doubling of color copier and printer revenues, attributable, in part, to improved sales productivity and economic environments.

  For the major product categories, the underlying revenue growth rates were estimated as follows:


                                  Underlying Growth
                                 -------------------
                                  1995   1994   1993
                                  ----   ----   ----
Total Revenue                      7%     7%     3%
                                  ==     ==     ==
Enterprise Printing               17     20     18
Black and White Copiers            2      4      -
Paper and Other Products          14      3     (5)
                                  ==     ==     ==

   Revenues from enterprise printing, comprised of production publishing, color copying and printing, data center printing and network printing, represented 25 percent of total document processing revenues in 1995, 22 percent in 1994 and 19 percent in 1993. Revenues from black-and-white copying represented 59 percent of total document processing revenues in 1995, 63 percent in 1994 and 65 percent in 1993. The revenues from paper and other products were 16 percent of total document processing revenues in 1995, 15 percent in 1994 and 16 percent in 1993.

   Total revenues from the DocuTech family of production publishing products reflected excellent growth to $1.4 billion in 1995 and $1.1 billion in 1994. Revenues from color products grew 45 percent to approximately $600 million in 1995 from approximately $400 million in 1994, which in turn had almost doubled over 1993 levels. Revenues from network and data center printing products had good growth in both 1995 and 1994. We believe that the declining growth in enterprise printing revenues during 1995 was the result of the U.S. sales force disruption and weak economic environments in Canada and some European countries.

   During the fourth quarter of 1995, we introduced the first two products in the Document Centre Systems family, a new enterprise printing category. These networked office products print, scan, fax and copy documents for work groups, with all operations managed over the network from each user's personal computer or on a walk-up basis.

   The decline in black-and-white copying revenue growth in 1995 reflects the slowdown in revenue growth in the U.S. Black-and-white copying revenues had good growth in international markets. The other revenue growth in 1995 and 1994 and the decline in 1993 were principally due to paper pricing.

PRODUCTIVITY INITIATIVES

In 1993, we announced a restructuring program to significantly reduce the cost base and to improve productivity. Our objectives were to reduce our worldwide work force by more than 10,000 employees and to close or consolidate a number of facilities.

  To date, the activities associated with the 1993 restructuring program have reduced employment by 12,000 and achieved pre-tax cost savings of approxi-mately $650 million in 1995 and $350 million in 1994. However, we have reinvested a portion of these savings to re-engineer business processes, support the expansion in growth markets, and mitigate anticipated continued pricing pressures.

  Employment declined by 2,400 from year-end 1994 to 85,200 employees at the end of 1995; 4,400 reductions were due to restructuring program initiatives, partially offset by the addition of 2,000 employees, principally to support the document outsourcing business.

  We are on track towards achieving our restructuring program objectives.

  During 1994, we awarded a 10-year, $3.2 billion contract to Electronic Data Systems Corp. (EDS) to operate our worldwide computer and telecommunications network. Information management strategy and architecture and the development of systems for re-engineered business processes were not outsourced.

  Also in 1994, we signed a labor agreement with the principal union that represents U.S. manufacturing employees. We believe that the contract has enabled productivity, competitive advantages and progress towards achieving benchmark unit manufacturing costs.

COSTS AND EXPENSES
  The gross margins by revenue stream were as follows:


                               Gross Margins
                            ------------------
                            1995   1994   1993
                            ----   ----   ----
Total                       46.4%  45.8%  46.4%
                            ====   ====   ====
Sales                       43.6   40.7   43.2
Service and Rentals         49.5   51.6   49.9
Finance Income              49.5   50.1   49.5
                            ====   ====   ====

  The 1995 improvement in sales gross margins was principally due to cost reductions, favorable product and geographic mix, principally Brazil, partially offset by pricing pressures. The declines in sales gross margins during 1994 were principally due to adverse currency, competitive pricing, unfavorable product and channel mix and inventory adjustments partially offset by improved productivity. In 1995, the

  [PHOTO]
  Pictured here is a graphic depicting Selling, Administrative and General Expenses (Percent of Revenues) of 28.7% in 1995, 29.1% in 1994 and 31.5% in 1993.

erosion in service and rentals gross margins was largely due to pricing pressures and economics, partially offset by productivity improvements. The service and rentals gross margin improvement during 1994 was principally due to improved productivity and price increases partially offset by economic cost increases and adverse currency.

  Research and development (R&D) expense increased 6 percent in 1995 and 1 percent in 1994. We expect to increase our investment in technological development in 1996 and over the longer term to maintain our premier position in the rapidly changing document processing market. We strategically coordinate R&D with Fuji Xerox. The R&D investment by Fuji Xerox was approximately $600 million in 1995, bringing the total to approximately $1.5 billion.

  Selling, administrative and general expenses (SAG) increased 6 percent in 1995 on an underlying basis, declined 1 percent in 1994, and were essentially unchanged in 1993. SAG as a percent of revenues was 28.7 percent in 1995 compared with 29.1 percent in 1994 and 31.5 percent in 1993. The improvement in the ratios is primarily due to improved productivity, partially offset by investments in systems and in support of high-growth markets, principally document outsourcing and our operations in Brazil, where the rate of inflation exceeded pricing.

  Other expenses, net, were $135 million in 1995, $114 million in 1994, and $155 million in 1993. The increase in Other expenses, net of $21 million in 1995 reflects higher interest expense and goodwill amortization, principally resulting from our increased financial interest in Rank Xerox, and the non-recurrence of one-time gains in 1994, partially offset by lower foreign currency losses from balance sheet translation in our Brazilian operations. The decrease in Other expenses, net of $41 million in 1994 primarily reflects lower foreign currency losses in Brazil.

  Our South American operations in general, and Brazil in particular, are subject to hyperinflation, government-imposed price controls and currency devaluation. By historical standards Brazilian exchange rates have been relatively stable since the implementation of a new economic plan in mid-1994. There can be no assurance this relative stability will continue.

INCOME TAXES, EQUITY IN NET INCOME OF UNCONSOLIDATED AFFILIATES, AND MINORITIES' INTERESTS IN EARNINGS OF SUBSIDIARIES BEFORE SPECIAL ITEMS

Income before special items and income taxes was $1,847 million in 1995 compared with $1,514 million in 1994 and $1,093 million in 1993.

  Excluding a $98 million gain from a reduction in the Brazilian statutory tax rate in 1995, gains from statutory rate changes in 1993 and $813 million of special charges in 1993, the effective tax rate was 39 percent in 1995 and 1994, and 41 percent in 1993. The higher tax rate in 1993 was due to mix of oper-

  Pictured here is a graphic depicting Document Processing Return on Assets of 18.5% in 1995, 16.1% in 1994 and 12.6% in 1993 before special items.

ations. We estimate that the impact of the lower Brazilian statutory tax rate will result in a two percentage point decline in the effective tax rate in the future.

   Equity in Net Income of Unconsolidated Affiliates increased 50 percent to $132 million in 1995 after remaining essentially unchanged at $88 million in 1994. The equity in the income of Fuji Xerox, the principal unconsolidated affiliate, increased 41 percent in 1995 due to revenue growth in the Japanese domestic market and the strengthening of the Japanese yen against the U.S. dollar. The equity in the income of Fuji Xerox in 1994 reflected improved operating results offset by a provision for an early retirement program.

   Minorities' Interests in Earnings of Subsidiaries were $190 million in 1995 compared with $213 million in 1994 and $152 million, before the effect of special items, in 1993. The 1995 decrease was due to our increased financial interest in Rank Xerox, partially offset by excellent growth in Rank Xerox income, reflecting good revenue growth and benefits from productivity. The 1994 increase was due to excellent growth in Rank Xerox income, reflecting strong revenue growth as well as benefits from productivity.

INCOME

In 1995, Document Processing income of $1,076 million, before the Brazilian tax gain, grew 36 percent compared with $794 million in 1994. 1994 income of $794 million grew 37 percent from $580 million before 1993 special items.

RETURN ON ASSETS

Improving Return on Assets (ROA) is an important focus throughout all levels of the Document Processing organization, combining a focus on both asset turnover and margin improvement. Excluding special items, the 1995 ROA was 18.5 percent compared with 16.1 percent in 1994 and 12.6 percent in 1993.

    The internal measurement for ROA is defined as Document Processing before-tax profits plus equity in the net income of unconsolidated affiliates divided by average ROA assets. These assets are Document Processing assets less investments in affiliates and Xerox equipment financing debt.

SPECIAL ITEMS

In the fourth quarter of 1993, $813 million after income taxes and minorities' interests in earnings of subsidiaries was provided for the costs of a restruc-turing program and lawsuit settlements.

    In January 1994, we reached agreement to settle a 1992 antitrust class action lawsuit involving selling spare parts for high-volume copiers and printers to independent service organizations, and a lawsuit involving the termination of a contract to purchase laptop computers. Under the antitrust settlement, $225 million of discount certificates were provided to members of the plaintiff class for use as partial payment on future purchases of Xerox products, and we agreed to sell service parts to independent service organizations in the U.S., similar to the existing policy in Europe.

    The discount certificates are available for use over a three-year period that commenced in September 1994 and may be applied against the payment of future purchases, excluding service, by our customers. Through 1995, $119 million of discount certificates were applied against purchases.

    In 1995, we recognized a $98 million benefit from the favorable revaluation of the deferred tax liability due to a change in the Brazilian statutory income tax rate from 45 percent to 30 percent. In 1993, we benefited from a total of $40 million of favorable revaluations of deferred tax provisions due to changes in the U.S. and Brazilian statutory income tax rates.

Quarterly Analytical Earnings Per Share

We believe that the 1995 Continuing Operations results, before the gain from a reduction in the Brazilian tax rate, are an appropriate basis for comparison with future financial results. The following schedule summarizes the 1995 Continuing Operations revenues, income and Earnings Per Share computations, before the gain from a reduction in the Brazilian tax rate, on a quarterly basis.

                                                      First    Second    Third     Fourth     Full
(In millions, except per-share data, unaudited)     Quarter   Quarter   Quarter   Quarter     Year
Revenues                                             $3,770    $4,054    $4,027    $4,760   $16,611
Income                                               $  187    $  254    $  256    $  477   $ 1,174
Gain from Brazilian tax rate reduction                    -         -         -        98        98
                                                     ------    ------    ------    ------   -------
Income before gain from tax rate reduction           $  187    $  254    $  256    $  379   $ 1,076
Primary Earnings per Share
  Preferred dividends net of tax benefit             $  (12)   $  (11)   $  (11)   $  (11)  $   (45)
  Income available for common shareholders              175       243       245       368     1,031
  Adjusted average shares outstanding                 109.2     110.2     110.8     111.4     110.6
  Primary Earnings per Share                         $ 1.60    $ 2.21    $ 2.21    $ 3.30   $  9.32
Fully Diluted Earnings per Share
  Preferred dividends net of tax benefit             $   (3)   $   (2)   $   (1)   $   (2)  $    (8)
  Income available for common shareholders              184       252       255       377     1,068
  Adjusted average shares outstanding                 119.9     120.7     121.5     121.8     121.0
  Fully Diluted Earnings per Share                   $ 1.54    $ 2.09    $ 2.09    $ 3.11   $  8.83
                                                     ------    ------    ------    ------   -------

ADDITIONAL FINANCIAL INTEREST IN RANK XEROX

On February 28, 1995, we paid The Rank Organisation Plc (RO) (Pounds)620 million, or $972 million, for a 40 percent share of RO's financial interest in Rank Xerox. The transaction increased our financial interest in Rank Xerox to about 80 percent from 67 percent. The transaction resulted in goodwill of $574 million and a decline in minorities' interests in equity of subsidiaries of approximately $400 million.

     The transaction increased earnings per share and cash flow in 1995, and we estimate that it will have a positive impact on earnings per share and cash flow going forward. Minorities' interests in earnings of subsidiaries declined by approximately 40 percent as a result of the transaction, which was partially offset by an increase in interest expense related to the funding of the transaction. The goodwill is amortized over 40 years, resulting in an annual impact of $14 million, before and after taxes.

RANK XEROX AND LATIN AMERICAN FISCAL-YEAR CHANGE IN 1995

Effective January 1, 1995, we changed Rank Xerox and Latin American operations to calendar-year financial reporting. The 1994 fiscal year ended on October 31 for Rank Xerox and on November 30 for Latin American operations. The results of these non-U.S. operations that occurred between the 1994 and 1995 fiscal years (the stub period) were accounted for as a direct charge to equity. A loss of $21 million was charged to equity in the stub period, primarily due to the currency devaluation and related economic dislocations in Mexico.
Excluding the Mexican devaluation and related economic dislocations, income during the stub period was $4 million.


  [PHOTO]
  Pictured here are Josue Freitas and Miguel Brandtner, Xerox of Brazil, with the caption "Pelotas University, Rio Grande do Sul, Brazil, dramatically increased its production with the DocuTech Production Publisher, going from 4 to 40 books a year."

CONSOLIDATED BALANCE SHEETS


December 31 (in millions)                                                     1995      1994
 ASSETS
 Cash                                                                       $   130   $    35
 Accounts Receivable, net                                                     1,894     1,811
 Finance Receivables, net                                                     4,069     3,910
 Inventories                                                                  2,646     2,294
 Deferred Taxes and Other Current Assets                                      1,094     1,199
                                                                            -------   -------
   Total Current Assets                                                       9,833     9,249

 Finance Receivables Due after One Year, net                                  6,406     6,038
 Land, Buildings and Equipment, net                                           2,092     2,108
 Investments in Affiliates, at Equity                                         1,328     1,278
 Goodwill                                                                       627        66
 Other Assets                                                                   873       635
 Investment in Discontinued Operations                                        4,810     7,904
                                                                            -------   -------
 TOTAL ASSETS                                                               $25,969   $27,278
                                                                            =======   =======

 LIABILITIES AND EQUITY
 Short-Term Debt and Current Portion of Long-Term Debt                      $ 3,265   $ 3,159
 Accounts Payable                                                               563       562
 Accrued Compensation and Benefit Costs                                         731       709
 Unearned Income                                                                228       298
 Other Current Liabilities                                                    2,212     2,110
                                                                            -------   -------
   Total Current Liabilities                                                  6,999     6,838

 Long-Term Debt                                                               7,867     7,074
 Postretirement Medical Benefits                                              1,018     1,006
 Deferred Taxes and Other Liabilities                                         2,436     2,732
 Discontinued Operations Liabilities - Policyholders' Deposits and Other      2,810     4,194
 Deferred ESOP Benefits                                                        (547)     (596)
 Minorities' Interests in Equity of Subsidiaries                                745     1,021
 Preferred Stock                                                                763       832
 Common Shareholders' Equity                                                  3,878     4,177
                                                                            -------   -------
 TOTAL LIABILITIES AND EQUITY                                               $25,969   $27,278
                                                                            =======   =======

 Shares of common stock issued and outstanding at December 31, 1995 and 1994 were (in thousands) 108,343 and 105,993, respectively.

 The accompanying notes are an integral part of the consolidated financial statements.


[PHOTO]

SUE ANDERSON
Investor Services

CAPITAL RESOURCES AND LIQUIDITY

CAPITAL RESOURCES

Total debt, including ESOP and Discontinued Operations debt not shown separately in our consolidated balance sheets, increased to $11,785 million at December 31, 1995, from $10,939 million in 1994 and $10,084 million in 1993.

     On a consolidated basis, the debt-to-capital ratio at December 31, 1995 was 71 percent compared with 67 percent in 1994 and 66 percent in 1993. The increase over 1994 was primarily due to the $972 million paid for our increased financial interest in Rank Xerox and growth in the financing of equipment sales.

     For purposes of capital ratio analysis, total equity includes common equity, preferred stock and minorities' interests in the equity of subsidiaries.

     The following table summarizes the changes in total equity during 1995 and 1994:


                                         Total Equity
                                       ----------------
(In millions)                            1995     1994
                                       -------   ------

Balance as of January 1                $ 6,030   $5,882
Income from Continuing Operations        1,174      794
Loss from Discontinued Operations       (1,646)       -
Change in Unrealized Gains (Losses)
 on Investment Securities                  432     (439)
Shareholder Dividends Paid                (389)    (395)
Change in Minorities' Interests           (276)     177
Exercise of Stock Options                  137       92
All Other, net                             (76)     (81)
                                       -------   ------

Balance as of December 31              $ 5,386   $6,030
                                       =======   ======

     We manage the capital structure of our non-financing operations separately from that of our more highly leveraged activities. The following table summarizes the ratios of earnings to fixed charges and interest expense; and debt, equity and total capital for our non-financing and financing activities for the three-year period ended December 31, 1995:


(Dollars in millions)       1995     1994     1993
                          --------  -------  -------
NON-FINANCING:
Ratio of Earnings to
 Fixed Charges               3.87x     3.59x    2.58x
                          ========   =======  =======
Ratio of Earnings to
 Interest Expense            5.35x     5.75x    4.10x
                          ========   =======  =======
Debt                      $ 3,003    $2,651   $2,446
Equity                      4,035     4,730    4,679
                          --------   -------  -------
  Total Capital           $ 7,038    $7,381   $7,125
                          =========  =======  =======
  Debt-to-Capital Ratio      42.7%*    35.9%    34.3%
                          =========  =======  =======
FINANCING:
Debt                      $ 8,782    $8,288   $7,638
Equity                      1,351     1,300    1,203
                          --------  --------  -------
  Total Capital           $10,133    $9,588   $8,841
                          ========  ========  =======
  Debt-to-Equity Ratio        6.5x      6.4x     6.4x
                          ========  ========  =======
Ratio of Earnings to
 Fixed Charges               1.71x     1.81x    1.78x
                          ========  ========  =======
Ratio of Earnings to
 Interest Expense            1.71x     1.81x    1.78x
                          ========  ========  =======


/*/ 31.2 percent, on a pro forma basis, adjusted for anticipated receipt of net proceeds from the announced sale of Talegen's remaining operating groups.


The 1995 debt-to-capital ratio for non-financing operations, including ESOP debt and Discontinued Operations debt, increased as Document Processing cash generation, net of shareholder dividends, and the proceeds from the sales of Constitution Re Corporation, Viking Insurance Holdings, Inc. and the Xerox Financial Services Life Insurance Company and related companies were more than offset by the

     [PHOTO]

  Pictured here is David Cloyd, XSoft, with the caption "The new publishing system incorporating XSoft's InConcert enables TV Guide to produce several dozen editions simultaneously, managing the production process for the magazine's features, program listings and advertisements. TV Guide needed a workflow solution that could automate the processing of editorial tasks, as well as provide quality control capabilities. InConcert's centralized management and monitoring features prevent errors and allow system operators to track the editorial assembly and compilation process - a cycle that encompasses more than 10,000 tasks per week - across the company network. TV Guide has the nation's largest magazine readership with a circulation of more than 13 million readers."

[PHOTO]

JANAE TUCKER-TAYLOR (IN-FRONT)
ANGELA TUCKER-TAYLOR
Investor Relations

purchase of the increased financial interest in Rank Xerox and non-cash charges in connection with the sales of the remaining Talegen units. The 1994 ratio of 35.9 percent increased from 34.3 percent at year-end 1993 as strong net cash flow from Document Processing was more than offset by the impact of Talegen business unit borrowings, unrealized insurance investment portfolio losses and the redemption of preferred stock.

     With respect to our financing activities, we match fund by arranging fixed-rate liabilities with maturities similar to the underlying customer financing assets. Our guideline debt-to-equity ratio for the financing activities is 6.5 to 1.

     The following table summarizes the principal causes for changes in consolidated indebtedness for the three-year period ended December 31, 1995:


(In millions)                             1995      1994      1993
                                        -------   -------   -------
Total Debt/*/ as of January 1           $10,939   $10,084   $10,638
                                        -------   -------   -------
NON-FINANCING BUSINESSES:
Document Processing Operations             (543)     (989)     (496)
Increased financial interest in
 Rank Xerox                                 972         -         -
Yen/$ Financing repayment                     -       116         -
ESOP                                        (49)      (45)      (40)
Discontinued businesses                    (399)      605       (15)
                                        -------   -------   -------

Non-Financing                               (19)     (313)     (551)

FINANCING BUSINESSES, NET                   494       650       210
                                        -------   -------   -------

Total Operations                            475       337      (341)
                                        -------   -------   -------

Shareholder dividends                       389       395       389
                                        -------   -------   -------

Equity issuance (redemption)
 and other changes                          (18)      123      (602)
                                        -------   -------   -------

Total Debt* as of December 31           $11,785   $10,939   $10,084
                                        =======   =======   =======
/*/  Including Discontinued Operations


NON-FINANCING OPERATIONS

The following table summarizes 1995 and 1994, Document Processing non-financing operations cash generation and borrowing:


                                 Cash Generated/(Borrowed)
                                 ------------------------
(In millions)                    1995    1994
                                 -------------
DOCUMENT PROCESSING
NON-FINANCING:
Income                           $ 970   $ 565
Depreciation and Amortization      660     649
Restructuring Payments            (331)   (423)
Capital Expenditures              (438)   (389)
Assets Sold                         90     220
Working Capital/Other             (408)    367
                                 -------------
                                 $ 543   $ 989
                                 =============

     1995 cash generation of $543 million was $446 million below the 1994 level as higher income and lower restructuring payments were more than offset by lower sales of fixed assets (primarily related to the information management outsourcing), higher capital spending, inventory growth including equipment on operating lease, and 1994 profit sharing paid in 1995.

     Discontinued businesses generated $399 million of cash in 1995 resulting from proceeds from the sales of Constitution Re Corporation, Viking Insurance Holdings, Inc. and the Xerox Financial Services Life Insurance Company and related companies, partially offset by premium and interest payments to Ridge Re and debt service requirements. This contrasts with $605 million of net borrowing in 1994 resulting from higher debt service requirements and borrowing by Talegen business units to retire intercompany debt and fund investment activities. Net cash generation of $15 million in 1993 was mainly due to cash proceeds from the 1993 sales of VKM and Furman Selz Holding Corporation, partially offset by Talegen restructuring requirements.

FINANCING BUSINESSES

Financing business debt grew by $494 million in 1995 or $156 million less than in 1994 due to lower growth in equipment sales revenue and the effects of translating foreign currencies into U.S. dollars. Financing debt growth of $650 million in 1994 was $440 million more than in 1993 due to accelerated growth in equipment sales revenue and currency translation effects.

     Debt related to discontinued third-party financing activities, which is included in Financing Business debt, totaled $231 million in 1995 and 1994, and $424 million in 1993. Portfolio run-off in 1995 was offset by timing differences related to tax payments while the 1994 debt reduction reflects both asset sales and run-off.

FUNDING PLANS FOR 1996

Non-financing debt levels will be significantly affected by proceeds from the expected sales in 1996 of the remaining Talegen Holdings, Inc. (Talegen) insurance operating groups for a total of $2.7 billion, including $1.4 billion in cash partially offset by $0.6 billion of cash usage related to the funding of intercompany accounts and transaction costs, and borrowing activity resulting from the recently announced plan to repurchase up to $1 billion of our common stock. Customer financing-related debt is planned to increase in line with 1996 sales activity.

     We believe that we have adequate short-term credit facilities available to fund day-to-day operations and have readily available access to the capital markets to meet any longer-term financing requirements. Our domestic operations have a $5.0 billion revolving credit agreement with a group of banks, which expires in 2000. This facility is unused and available to provide back-up to our commercial paper borrowings, which amounted to $2.8 billion and $2.4 billion at December 31, 1995 and 1994, respectively. In addition, our foreign subsidiaries have unused committed long-term lines of credit aggregating $1.7 billion, in various currencies at prevailing interest rates, that are used to provide back-up to short-term indebtedness.

     At December 31, 1995, Xerox and XCC had domestic shelf capacity of $865 million and $1 billion, respectively. A $1 billion Euro-debt facility is available to both Xerox and XCC of which $547 million remained unused at December 31, 1995. In 1996, we intend to increase the size of the Euro facility by $1 billion to further enhance our capital markets flexibility.

     Decisions in 1996 regarding the size and timing of any new term debt financing will be made based on cash flows, match funding needs, refinancing requirements and capital market conditions.

     [PHOTO]

  Pictured here is a Xerox 5614 convenience copier with the caption
"The Xerox 5614 convenience copier is a "green machine" that lets the user exercise environmental responsibility without paying a cost penalty. It features customer-settable Power Saver, low noise, reduced ozone emissions, returnable copy and toner cartridges, recyclable packaging and design suitable for remanufacturing. Customers can return both their used copy and toner cartridges, which will then recycle, reuse or remanufacture to new-product standards.
    This Xerox cartridge remanufacturing and reuse initiative reduced the amount of material entering the waste stream in 1995 by more than 1,100 tons. Customers have shown their strong acceptance of the program, returning nearly 60 percent of all cartridges in 1995."

HEDGING INSTRUMENTS

We have entered into certain financial instruments to manage interest rate and foreign currency exposures. These instruments are held solely for hedging purposes and include interest rate swap agreements, forward foreign exchange contracts and foreign currency swap agreements. We have long-standing policies prescribing that derivative instruments are only to be used to achieve a set of very limited objectives: to lock in the value of cross-border cash flows and to reduce the impact of currency and interest rate volatility on costs, assets and liabilities. We do not enter into derivative instrument transactions for trading purposes.

     Currency derivatives are primarily arranged in conjunction with underlying transactions that give rise to foreign currency-denominated payables and receivables: for example, an option to buy foreign currency to settle the importation of goods from suppliers, or a forward foreign-exchange contract to fix the rate at which a dividend will be paid by a foreign subsidiary. In addition, when cost-effective, currency derivatives are also used to hedge balance sheet exposures in hyperinflationary economies.

     We do not hedge foreign currency-denominated revenues of our foreign subsidiaries since these do not represent cross-border cash flows.

     With regard to interest rate hedging, virtually all customer financing assets earn fixed rates of interest and, therefore, we "lock in" an interest rate spread by arranging fixed-rate liabilities with similar maturities as the underlying assets. Additionally, customer financing assets in one currency are consistently funded with liabilities in the same currency. We refer to the effect of these conservative practices as "match funding" customer financing assets. This practice effectively eliminates the risk of a major decline in interest margins resulting from adverse changes in the interest rate environment. Conversely, this practice does effectively eliminate the opportunity to materially increase margins when interest rates are declining.

     More specifically, pay fixed-rate and receive variable-rate swaps are typically used in place of more expensive fixed-rate debt. Pay variable-rate and receive variable-rate swaps are used to transform variable-rate medium-term debt into commercial paper or local currency LIBOR obligations. Additionally, pay variable-rate and receive fixed-rate swaps are used from time to time to transform longer-term fixed-rate debt into commercial paper-based rate obligations. The transactions performed within each of these three categories enable the cost effective management of interest rate exposures. The potential

     [PHOTO]

Pictured here is Mel Peel, Xerox
Business Services, UK, with the caption "A Dun & Bradstreet unit in the U.S. develops market intelligence reports for European customers on Monday and Tuesday and transmits them electronically on Thursday to the Document Technology Centre at Rank Xerox Mitcheldean. Personalized reports are printed on Friday and mailed to 16 countries. Documents Direct, our network document service, eliminates shipping costs and gets the reports on customers' desks at least three days earlier than previously."


CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 (in millions)                                                          1995     1994    1993
                                                                                              ----     ----    ----

 CASH FLOWS FROM OPERATING ACTIVITIES
 Income (Loss) from Continuing Operations                                                    $1,174   $ 794   $ (193)
 Adjustments required to reconcile income (loss) to cash flows from operating activities:
    Depreciation and amortization                                                               660     649      629
    Provision for special charges                                                                 -       -    1,373
    Provisions for doubtful accounts                                                            308     252      250
    Provision for postretirement medical benefits                                                40      54       70
    Charges against 1993 restructuring reserve                                                 (331)   (423)       -
    Minorities' interests in earnings of subsidiaries                                           190     213       78
    Undistributed equity in income of affiliated companies                                      (90)    (54)     (51)
    Increase in inventory                                                                      (604)   (472)    (228)
    Increase in finance receivables                                                            (774)   (937)    (993)
    (Increase) decrease in accounts receivable                                                 (173)   (266)     134
    Increase (decrease) in accounts payable and accrued
      compensation and benefit costs                                                            179     205      (65)
    Net change in current and deferred income taxes                                             263     258     (359)
    Other, net                                                                                 (243)    204      (32)
                                                                                             ------   -----   ------
      Total                                                                                     599     477      613
                                                                                             ------   -----   ------
 CASH FLOWS FROM INVESTING ACTIVITIES

    Cost of additions to land, buildings and equipment                                         (438)   (389)    (470)
    Proceeds from sales of land, buildings and equipment                                         90     220       41
    Proceeds from sale of Constitution Re and Viking                                            526       -        -
    Purchase of additional interest in Rank Xerox                                              (972)      -        -
                                                                                             ------   -----   ------
      Total                                                                                    (794)   (169)    (429)
                                                                                             ------   -----   ------
 CASH FLOWS FROM FINANCING ACTIVITIES

    Net change in debt                                                                          766     550      215
    Yen financing repayment                                                                       -    (116)       -
    Dividends on common and preferred stock                                                    (389)   (395)    (389)
    Proceeds from sale of common stock                                                          139      90      665
    Redemption of preferred stock                                                               (69)   (245)      (6)
    Dividends to minority shareholders                                                          (86)    (97)    (105)
    Proceeds received from (returned to) minority shareholders                                   20     (32)      12
                                                                                             ------   -----   ------
      Total                                                                                     381    (245)     392
                                                                                             ------   -----   ------
 EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                         (5)    (78)     (34)
                                                                                             ------   -----   ------
 CASH PROVIDED (USED) BY CONTINUING OPERATIONS                                                  181     (15)     542

 CASH USED BY DISCONTINUED OPERATIONS                                                           (86)    (18)    (476)
                                                                                             ------   -----   ------
 INCREASE (DECREASE) IN CASH                                                                     95     (33)      66

 CASH AT BEGINNING OF YEAR                                                                       35      68        2
                                                                                             ------   -----   ------
 CASH AT END OF YEAR                                                                         $  130   $  35   $   68
                                                                                             ======   =====   ======

The accompanying notes are an integral part of the consolidated financial statements.


risk attendant to this strategy is the performance of the swap counterparty. We address this risk by arranging swaps exclusively with a diverse group of strong-credit counterparties, regularly monitoring their credit ratings, and determining the replacement cost, if any, of existing transactions.

     On an overall worldwide basis, and including the impact of our hedging activities, weighted average interest rates for 1995, 1994 and 1993 approximated
6.5 percent, 7.2 percent and 8.3 percent, respectively.

     Our currency and interest rate hedging are typically unaffected by changes in market conditions as forward contracts, options and swaps are normally held to maturity consistent with our objective to lock in currency rates and interest rate spreads on the underlying transactions.

     [PHOTO]

  Pictured here is Gabor Gagyor, Rank Xerox, Hungary, with the caption "Hungarian mobile telephone customers get their bills much faster since Westel 900 switched to the Xerox DocuPrint to print its high volume of personalized invoices. The payoff for Westel? A very measurable impact on cash flow."

LIQUIDITY

Our primary sources of liquidity are cash generated from operations and borrowings. The consolidated statements of cash flows detailing changes in our cash balances are on Page 46.

     Operating activities, including growth in finance receivables, and after $331 million of restructuring payments in 1995 and $423 in 1994, generated positive cash flows of $599 million, $477 million and $613 million in 1995, 1994 and 1993, respectively.

     Investing activities, including proceeds from the sales of Constitution Re Corporation and Viking Insurance Holdings, Inc. and a $972 million payment to The Rank Organisation Plc, which increased our financial interest in Rank Xerox from 67 percent to 80 percent, resulted in net cash usage of $794 million in 1995 compared with $169 million and $429 million in 1994 and 1993, respectively. The lower level of investing usage in 1994 versus the prior year was primarily due to higher fixed asset sales in 1994 resulting from the information management outsourcing initiative.

     Financing activities generated $381 million of pos- itive cash flow in 1995 compared with $245 million of cash usage in 1994 and $392 million of generation in 1993. Financing cash flows include $766 million, $550 million and $215 million of net borrowing in 1995, 1994 and 1993, respectively, excluding foreign currency translation effects and other adjustments. Financing usage in 1994 included repayment of a 1984 yen-denominated financing for $116 million and $184 million used to redeem 8.25 percent preferred stock. Financing generation in 1993 included net proceeds of $580 million from a public offering of common stock.

     Overall, Continuing Operations generated net cash of $181 million in 1995, used $15 million in 1994, and generated $542 million in 1993.

     Discontinued Operations used $86 million in 1995, $18 million in 1994, and $476 million in 1993.

     The combined cash flows of Continuing and Discontinued Operations resulted in a $95 million increase in cash balances in 1995, a $33 million decrease in 1994, and a $66 million increase in 1993.

Insurance and Other Financial Services

In January 1993, we announced our decision to concentrate on the core
Document Processing business and our intent to sell or otherwise disengage from the Insurance and Other Financial Services (IOFS) businesses, which is consistent with the strategy that began in 1990. In 1993, we discontinued our Other Financial Services (OFS) business, which included the sale of The Van Kampen Merritt Companies, Inc. and Furman Selz Holding Corporation. During 1995, we sold Xerox Financial Services Life Insurance Company and related companies, which was part of OFS. Also in 1995, we sold two Talegen Holdings, Inc. (Talegen) insurance operating groups, Constitution Re Corporation (CRC) and Viking Insurance Holdings, Inc. (Viking), which are included in the "Dispositioned" insurance line of the Insurance operating results. At year-end 1995, our "Remaining" insurance operating companies consisted of Coregis Group, Inc. (Coregis), Crum & Forster Holdings, Inc. (CFI), Industrial Indemnity Holdings, Inc. (II), Westchester Specialty Group, Inc. (Westchester), The Resolution Group, Inc. (TRG), and three insurance-related service companies. In January 1996, we announced that we had discontinued the Insurance business as a result of the agreements to sell the Remaining insurance companies to investor groups led by Kohlberg Kravis Roberts & Co. (KKR) and existing management.

Status of Insurance

In 1993, Talegen completed a restructuring that established and capitalized seven insurance operating groups as independent legal entities: CRC, Coregis, CFI, II, Viking, Westchester and TRG. The insurance segment now includes Talegen, a holding company of four property-casualty insurance operating groups and three insurance-related service companies; TRG, a former Talegen company, primarily involved in run-off activities and collection of reinsurance; Ridge Reinsurance Limited (Ridge Re) and that portion of the Xerox Financial Services, Inc. (XFSI) headquarters costs and interest expense associated with the insurance business activities.

    In connection with the restructuring of Talegen completed in 1993, XFSI agreed that support would be provided in the form of aggregate excess of loss reinsurance. This reinsurance protection is provided through XFSI's single purpose, wholly-owned reinsurance company Ridge Re, established in 1992. XFSI is obligated to pay annual premium installments of $49 million, plus finance charges, for 10 years, for coverage totaling $1,245 million, net of 15 percent coinsurance. A total of seven annual premium installments remain to be paid as of December 31, 1995. Xerox has guaranteed the payment by XFSI of all such premiums. Xerox has also guaranteed Ridge Re's performance under a $400 million letter of credit facility required to provide security with respect to aggregate excess of loss reinsurance obligations under contracts with the Remaining Talegen insurance companies, TRG and Dispositioned companies.

     XFSI may also be required, under certain circumstances, to purchase over time additional redeemable preferred shares up to a maximum of $301 million. In addition, XFSI has guaranteed to the Talegen insurance companies that Ridge Re will meet all of its financial obligations under the foregoing excess of loss reinsurance issued to them.

Sale of Talegen Insurance Companies

In April 1995, CRC, one of the seven insurance operating groups of Talegen, was sold to EXOR America Inc. for a purchase price of $421 million in cash. In July 1995, Viking, another of the seven insurance operating groups of Talegen, was sold to Guaranty National Corporation for approximately $103 million in cash plus future upward price adjustments based on loss reserve development. Both transactions approximated book value. The proceeds of both transactions were primarily used to retire debt.

    In January 1996, we announced agreements to sell all of our Remaining insurance units to investor groups led by KKR and senior management of the Remaining companies. The sales, expected to close in the middle of this year, will consist of two concurrent transactions with proceeds totaling $2.7 billion, including the assumption of Talegen debt.

     For the four Talegen insurance operating units (Coregis, CFI, II and Westchester) and insurance-related service companies, Xerox will receive approximately $1.25-$1.3 billion in cash, $450-$500 million in preferred stock in a new company formed by the KKR group and the assumption of debt (which amounted to $372 million at December 31, 1995).

     For TRG, the unit that manages Talegen's run-off business, Xerox will receive approximately $150 million in cash and $462 million in performance-based instruments issued by another company formed by the KKR group.

     The transactions are subject to customary closing conditions, including buyer financing and regulatory approvals. In connection with the announced sales, we recorded a fourth quarter $1,546 million after-tax charge. As a result of the sales of the Talegen units, the insurance segment has been classified as a discontinued operation for all periods presented.

     XFSI will continue to provide support in the form of aggregate excess of loss reinsurance agreements issued by Ridge Re and the guarantee of Ridge Re's performance under such agreements. In addition to our guarantee of payment of premiums under such agreements and the $400 million letter of credit facility, Xerox will guaranty Ridge Re's payment and performance obligations under such agreements.


Operating Results

Full year results are summarized below:

                                            Insurance Income Summary
                                           -------------------------
(In millions)                                 1995    1994    1993
                                           -------------------------
Talegen Remaining Companies
 and TRG                                   $   146    $ 138   $126
Talegen Dispositioned Companies                 (3)      48     44
Cessions to Ridge Re                           (85)     (35)     -
Interest/Other                                (158)    (151)  (166)
                                           -------    -----   ----
 Total before Fourth
  Quarter Charges                             (100)       -      4
Fourth Quarter Charges:
 Increased Talegen and
  TRG Reserves                                (176)       -      -
 Ridge Re Related and
  Other Accruals                              (392)       -      -
                                           -------    -----   ----
Net Loss from Operations                      (668)       -      4
Fourth Quarter Charge -
 Loss on Sale                                 (978)       -      -
                                           -------    -----   ----
 Total Insurance                           $(1,646)   $   -   $  4
                                           =======    =====   ====

Insurance Results Before Fourth Quarter Charges

Talegen Remaining companies and TRG after-tax income totaled $146 million in 1995, compared with $138 million in 1994 and $126 million in 1993. The improving trend of the Remaining companies and TRG results reflects improved underwriting, higher investment income and higher capital gains (1995 compared with 1994), partially offset by higher interest expense related to the $425 million in debt issued in the fourth quarter of 1994. The decline in Talegen Dispositioned companies income primarily reflects the absence of income in 1995 due to the sales of CRC and Viking. Cessions to Ridge Re totaled $85 million after-tax in 1995, compared with $35 million in 1994. Interest and other charges on an after-tax basis were $158 million in 1995, compared with $151 million in 1994 and $166 million in 1993. These charges primarily include net interest expense.

Fourth Quarter Charges - Talegen and TRG Sales to KKR

In connection with the Talegen and TRG sales, we recorded fourth quarter after-tax charges of $1,546 million in 1995 consisting of a non-cash loss on the sales of $978 million, including a goodwill write-off of $245 million, reserve strengthening at the Talegen insurance groups and TRG of $176 million and Ridge Re related and other accruals of $392 million to cover all estimated future expenses associated with the excess of loss reinsurance coverage to Talegen and TRG.

Talegen and TRG Reserves

Losses from claims and related loss adjustment expenses (LAE) comprise the majority of costs from providing insurance products. Therefore, unpaid losses and loss expenses are generally the largest liability on a property and casualty insurer's balance sheet. In order to moderate the potential financial impact of unusually severe or frequent losses, insurers often cede (i.e., transfer) through reinsurance mechanisms a portion of their gross policy premiums to reinsurers in exchange for the reinsurer's agreement to share a portion of the covered losses with the insurer. Although the ceding of insurance does not discharge the original insurer from its primary liability to its policyholder, the reinsurance company that accepts the risk assumes an obligation to the original insurer. The ceding insurer retains a contingent liability with respect to reinsurance ceded to the extent that any reinsuring company might not be able to meet its obligations.

     Reserve provisions are established by the insurer to provide for the estimated level of claim payments that will be made under the policies it writes. Over the policy period, as premiums are earned, a portion of the premiums are set aside as gross loss reserves for incurred but not reported
(IBNR) losses. IBNR reserves also include amounts to supplement case reserves, when established, to provide for further loss development. In addition, gross reserves are established for internal and external (i.e., allocated) LAE associated with handling the claims inventory. When a claim is reported, case reserves are established on the basis of all pertinent information available at the time. Reinsurance recoverables on gross reserves are recorded for amounts anticipated to be recovered from reinsurers and are determined in a manner consistent with the liabilities associated with the reinsured policies. Net reserves are gross reserves less anticipated reinsurance recoverables on those reserves.

Reinsurance

Talegen has a reinsurance security committee composed of senior management who approve those reinsurers to whom the Remaining insurance companies cede business, and the criteria under which such approvals are granted have become increasingly restrictive over the past several years.

     The potential uncollectibility of ceded reinsurance is an industry-wide issue. With respect to the management of recoveries due from reinsurers, the Remaining insurance companies operate within common guidelines for the early identification of potential collection problems and assign these cases to a specialized unit within TRG staffed by "work-out" experts. This unit aggressively pursues collection of reinsurance recoverables through mediation, arbitration and, where necessary, litigation to enforce the Remaining insurance companies contractual right against reinsurers. Nevertheless, periodically, it becomes necessary for management to adjust estimates of potential losses to reflect their ongoing evaluation of developments that affect recoverability, including the financial difficulties that some reinsurers can experience. Based upon the review of financial condition and assessment of other available information, the Remaining insurance companies maintain an allowance for uncollectible amounts due from reinsurers. The remaining balance of reinsurance recoverable is considered to be valid and collectible.

Latent Exposures

Claims resulting from asbestos-related, environmental and other latent exposures have provided unique challenges to the insurance industry. The possibility that these claims would emerge was often not contemplated at the time the policies were written, and traditional actuarial reserving methodologies have not been useful in accurately estimating ultimate losses. Beginning in 1994 and continuing in 1995, Talegen and certain other companies within the insurance industry developed analytical methods to provide estimates of ultimate losses for such exposures.

     Asbestos-related claims, which began to emerge in the 1970s, were the first type of latent exposure to cause significant losses to the insurance industry. In addition to bodily injury claims, asbestos-in-buildings claims have been tendered to certain of the Remaining insurance companies seeking reimbursement for the expense of replacing insulation material and other building components containing asbestos. At this point, sufficient time has elapsed for case law to become reasonably well developed in the asbestos bodily injury claims area. Case law is not as well developed in the asbestos-in-buildings claim area.

     Environmental claims were the second major type of such claims to emerge and significantly impact the insurance industry. Environmental claims have generally been defined by the insurance industry as loss or potential loss related to the alleged contamination of a site from operations on the sites, from waste disposal or from other causes. Inconsistent federal and state case law and uncertainty with respect to Superfund reform have compounded the industry's difficulties in adequately assessing these complex exposures.

     Other latent exposures include claims such as repetitive stress, chemical exposure and surgical breast implants, as well as other exposures where the possibility of such claims arising was not contemplated when the policies were written.

     As judicial patterns emerge through the appellate process and remove uncertainties surrounding asbestos-related, environmental and other latent exposures, additional liabilities and reinsurance recoverables could arise. Due to the unique complexities and uncertanties related to latent exposure claims, additional information regarding these exposures is provided, although it is the policy of Talegen not to disclose established case reserves on specific claims.

Reserves For The Remaining Insurance Companies

Gross and net unpaid losses and loss expenses for the Remaining insurance companies as of December 31, 1995 and 1994, in total and for each latent exposure area are summarized in the following table:


Unpaid Losses and Loss Expenses For The Remaining Insurance Companies

                                                                 Gross       Net
(In millions)                                                   Reserves   Reserves
                                                                --------   --------
DECEMBER 31, 1995
In Total                                                         $8,478    $5,648
                                                                 ======    ======
Latent exposure areas/1/:
 Asbestos bodily injury                                          $  493    $  224
 Asbestos-in-buildings                                               63         2
 Environmental                                                      530       253
 Other latent exposures                                             155        46
                                                                 ------    ------
 Total                                                           $1,241    $  525
                                                                 ======    ======
DECEMBER 31, 1994
In Total                                                         $7,835    $5,591
                                                                 ======    ======
Latent exposure areas/1/:
 Asbestos bodily injury                                          $  266    $   68
 Asbestos-in-buildings                                               66         3
 Environmental                                                      391       127
 Other latent exposures                                             178        60
                                                                 ------    ------
 Total                                                           $  901    $  258
                                                                 ======    ======

/1/ Included are case, IBNR and allocated LAE reserves. Ridge Re recoverable balances are not included in net reserves because the Ridge Re contract is an aggregate excess of loss contract covering all lines of business for the Insurance Companies.

In the fourth quarter of 1995, gross unpaid loss and loss expense reserves for the Remaining insurance companies and XFSI were strengthened by $690 million. After consideration of $349 million ceded to Ridge Re and $70 million ceded to other reinsurers, net unpaid losses and loss expenses were strengthened by a total of $271 million on a pre-tax basis. While cessions to Ridge Re are beneficial to Talegen, they do not result in a benefit to the consolidated Xerox accounts. Before consideration of Ridge Re, the net strengthening was comprised of an addition of $310 million to latent exposure reserves, $255 million to non-latent exposure reserves and $55 million to uncollectible reinsurance reserves.

     In 1995, prior to the strengthening discussed above and exclusive of a settlement between Monsanto Company and Talegen, the Remaining insurance companies strengthened 1994 and prior accident year net reserves by $151 million, including a $64 million strengthening of uncollectible reinsurance reserves. Those strengthening actions resulted in a cession to Ridge Re of $120 million.

Latent Exposure Reserves

Prior to 1995, the Remaining insurance companies established case and IBNR reserves for asbestos bodily injury and environmental exposures for claims that had been reported. Under that reserving methodology, the IBNR reserves were established primarily to cover adverse development on known claims. Case reserves have been, and continue to be, determined by a specialized claim and legal staff. Beginning in the summer of 1994 and continuing through 1995, Talegen developed methods of analysis and gathered additional data to support IBNR reserves estimates for asbestos bodily injury and environmental claims. During 1995, the methods of analysis were evaluated by internal and external actuarial and claims professionals knowledgeable in the latent exposure field. The following table identifies low and high estimates of the range of potential unpaid costs of asbestos bodily injury and environmental exposures at December 31, 1995:


Low and High Estimates of Gross and Net Unpaid Loss and Allocated LAE
Compared To Carried Reserves of The Remaining Insurance Companies

                                                                          As of December 31, 1995
                                                    ------------------------------------------------------------------
                                                                             Estimated Values
                                                    ------------------------------------------------------
                                                    Asbestos Bodily Injury   Environmental/2/   Total
                                                    ----------------------   ---------------- ------------    Carried
(In millions)                                           Low        High       Low      High     Low   High   Reserves/2/
                                                    ------------------------------------------------------------------
     Gross Reserves                                   $424        $846        $251   $1,072   $675  $1,918     $875
     Reinsurance/1/                                    272         576          71      599    343   1,175      406
                                                      ----        ----        ----   ------   ----  ------     ----
     Net Reserves                                     $152        $270        $180   $  473   $332  $  743     $469
                                                      ====        ====        ====   ======   ====  ======     ====

/1/ The values presented do not include provisions for uncollectible reinsurance.

/2/ Estimated values and carried reserve information exclude amounts associated with policies expressly written for environmental exposures. As of December
     31, 1995, gross and net reserves associated with these exposures are $148 million and $8 million, respectively.

     At December 31, 1995, Talegen and the Remaining insurance companies do not expect that liabilities associated with incurred asbestos bodily injury and environmental claims will have a material adverse effect on their future liquidity or financial position. With respect to asbestos-in-buildings and other latent exposures, because of the relatively low amount of cumulative net loss and allocated LAE payments, the reserves established for identified claims and the relatively low number of open claims, Talegen and the Remaining insurance companies also do not expect that liabilities associated with incurred claims in these latent exposure areas will have a material adverse affect on their future liquidity or financial position. However, given the complexity of coverage and other legal issues, and the significant assumptions used in estimating such exposures, actual results could significantly differ from our current estimates.

Discontinued Operations - Other Financial Services and Third-Party and
Real-Estate

Other Financial Services (OFS), which were discontinued in the fourth quarter of 1993, had no after-tax income in the full year 1995 and 1994. The net investment in OFS was $169 million and $232 million at December 31, 1995 and 1994, respectively.

We currently believe that the liquidation of the remaining OFS units will not result in a net loss.

     The sale of the business and assets of Shields, a former Furman Selz subsidiary, and Regent, a subsidiary of Shields, to Alliance Capital
Management L.P. was completed in March 1994. Under the terms of the Furman Selz sales agreement, the sales proceeds yielded cash of approximately $60 million before settlement of related liabilities.

     On June 1, 1995, XFSI completed the sale of Xerox Financial Services Life Insurance Company and related companies (Xerox Life Companies) to a subsidiary of General American Life Insurance Company. After the sale, the Xerox Life Companies names were changed to replace the name "Xerox" in the corporate titles with the name "Cova" (Cova Companies). OakRe Life Insurance Company (OakRe), an XFSI subsidiary formed in 1994, has assumed responsibility for existing Single Premium Deferred Annuity (SPDA) policies issued by Xerox Life's Missouri and California companies via coinsurance agreements (Coinsurance Agreements). The Coinsurance Agreements include a provision for the assumption (at their election) by the Cova Companies, of all of the SPDA policies at the end of their current rate reset periods. A Novation Agreement with an affiliate of the new owner provides for the assumption of the liability under the Coinsurance Agreements for any SPDA policies not so assumed by the Cova Companies. Other policyholders (of Immediate, Whole Life, and Variable annuities as well as a minor amount of SPDAs issued by Xerox Life New York) will continue to be the responsibility of the Cova Companies.

     As a result of the Coinsurance Agreements, at December 31, 1995, OakRe retained approximately $2.5 billion of investment portfolio assets (transferred from the Xerox Life Companies) and liabilities related to the reinsured SPDA policies. Interest rates on these policies are fixed and were established upon issuance of the respective policies. Substantially all of these policies will reach their rate reset periods within the next five years and will be assumed under the Agreements as described above. At December 31, 1995, the "maturities" of OakRe's assets and liabilities were not fully matched as the Xerox Life Companies' portfolio was designed to recognize that policy renewals extended liability "maturities," thereby permitting investments of somewhat longer average duration. OakRe's practice is to selectively improve this match over time as market conditions allow. As of December 31, 1995, we estimate that "maturities" are effectively matched for approximately 60% of ultimate policy liabilities.

     In connection with the aforementioned sale, XFSI established a $500 million letter of credit and line of credit with a group of banks to support OakRe's coinsurance obligations. The term of this letter of credit is five years and it is unused and available at December 31, 1995. Upon a drawing under the letter of credit, XFSI has the option to cover the drawing in cash or to draw upon the credit line.

     In January 1996, we announced an agreement to sell the remaining portion of First Quadrant Corp., an asset management subsidiary of Talegen, to Affiliated Managers Group, Inc. This transaction is expected to close in the first quarter, 1996 and is subject to regulatory approvals and customary closing conditions.

     During 1995, sales of real-estate and third-party assets and run-off activity reduced assets associated with these businesses by $58 million to a total of $489 million. Assigned debt totaled $231 million at year-end 1995 unchanged from the year-end 1994 level. The 1995 debt activity primarily includes an increase related to a tax payment made in 1995 as a result of the 1994 sale of a portion of the direct financing lease portfolio, fully offset by debt reductions from the run-off of assets. We believe that the combination of existing reserves together with run-off profits should adequately provide for any credit losses or losses on disposition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars In Millions, Except Per-Share Data and Unless Otherwise Indicated)

1  Summary Of Significant
   Accounting Policies

   Basis Of Consolidation. The consolidated financial statements include the accounts of Xerox Corporation and all majority-owned subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated.

   Rank Xerox Limited, Rank Xerox Holding BV, Rank Xerox Investment Limited, R-X Holdings Limited and their respective subsidiaries, and the other subsidiaries owned by the Company and The Rank Organisation Plc are referred to as the Rank Xerox Companies.

   Investments in which the Company has a 20 to 50 percent ownership interest are accounted for on the equity method.

   Effective January 1, 1995, the Company changed the reporting periods of the Rank Xerox Companies and Latin American operations from fiscal years ending October 31 and November 30, respectively, to a calendar year ending December 31. The results of these operations during the period between the end of the 1994 fiscal year and the beginning of the new calendar year (the stub period) amounted to a loss of $21. The loss was charged to retained earnings to avoid reporting more than 12 months results of operations in one year. Accordingly, 1995 worldwide operations include the results for all consolidated subsidiaries beginning January 1, 1995. The cash activity for the stub period is included in Other, net in the consolidated statement of cash flows.

Discontinued Operations. In January 1993, the Company announced its intent to sell or otherwise disengage from its Insurance and Other Financial Services businesses, which is consistent with the strategy that began in 1990. A formal plan for the disposal of Other Financial Services was adopted in 1993, at which time the Other Financial Services businesses were accounted for as discontinued operations. The Insurance business, which now consists of Talegen Holdings, Inc. (Talegen), The Resolution Group, Inc. (TRG), Ridge Reinsurance Limited and headquarters costs and interest expense associated with the insurance activities of Xerox Financial Services, Inc., remained a continuing operation of the Company at that time.

   During 1995, two of the seven operating groups of Talegen were sold. In January 1996, the Company announced separate agreements to sell all of the remaining insurance units of Talegen and TRG to investor groups led by Kohlberg Kravis Roberts & Co. and existing management. The sales are subject to customary closing conditions, including buyer financing and regulatory approvals. As a result, the Insurance businesses have been accounted for as a discontinued operation and all prior periods have been restated. See Note 9 on Page 60 for additional information.

   The announced sale agreements, on closing, effectively complete the Company's strategy to exit financial services.

Business Segment Information. As a result of the decision to sell its Insurance operations, the Company now operates in a single industry segment that consists of the worldwide development, manufacturing, marketing, financing and servicing of document processing products and services. This business is unitary from both a company and a customer perspective in that the marketing, financing and servicing of the Company's products represent an integrated document services solution.

Earnings Per Share. Primary earnings per share are based on net income less preferred stock dividend requirements divided by the average common shares outstanding during the period and common equivalent shares related to dilutive stock options and Xerox Canada Inc. exchangeable Class B stock. Fully diluted earnings per share assume full conversion of convertible debt and convertible preferred stock into common stock at the beginning of the year or date of issuance, unless they are antidilutive.

Use Of Estimates. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill. Goodwill represents the cost of acquired businesses in excess of the net assets purchased and is amortized on a straight-line basis, generally over 40 years. Goodwill is reported net of accumulated amortization and the recoverability of the carrying value is evaluated on a periodic basis. Accumulated amortization at December 31, 1995 and 1994 was $25 and $22, respectively.

   [PHOTO]
GARY KABURECK
Corporate Accounting Services



Accounting Changes.  In March 1995, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121 - "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Commencing in 1996, SFAS No. 121 requires companies to review assets for possible impairment and provides guidelines for recognition of impairment losses related to long-lived assets, certain intangibles and assets to be disposed of. The impact of the adoption of SFAS No. 121 will be immaterial.

   In October 1995, the FASB issued SFAS No. 123 - "Accounting for Stock-Based Compensation." As allowable by SFAS No. 123, the Company will not recognize compensation cost for stock-based employee compensation arrangements, but rather, commencing in 1996, will disclose in the notes to the consolidated financial statements the impact on net income and earnings per share as if the fair value based compensation cost had been recognized.

Revenue Recognition. Revenues from the sale of equipment under installment contracts and from sales-type leases are recognized at the time of sale or at the inception of the lease, respectively. Associated finance income is earned on an accrual basis under an effective annual yield method. Revenues from equipment under other leases are accounted for by the operating lease method and are recognized over the lease term. Service revenues are derived primarily from maintenance contracts on the Company's equipment sold to customers and are recognized over the term of the contracts. Sales of equipment subject to the Company's operating leases to third-party lease finance companies are recorded as sales at the time the equipment is accepted by the third-party.

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

Classification Of Commercial Paper And Bank Notes Payable.  It is the
Company's policy to classify as long-term debt that portion of commercial paper and bank notes payable that is intended to match fund finance receivables due after one year to the extent that it has the ability under its revolving credit agreement to refinance such commercial paper and notes payable on a long-term basis. See Note 10 on Page 64.

Foreign Currency Translation. The functional currency for most foreign operations is the local currency. Net assets are translated at current rates of exchange and income and expense items are translated at the average exchange rate for the year. The resulting translation adjustments are recorded as a separate component of shareholders' equity. The U.S. dollar is used as the functional currency for the Company's subsidiaries, primarily those in Latin America, which conduct their business in U.S. dollars or operate in hyperinflationary economies. A combination of current and historical exchange rates are used in remeasuring the local currency transactions of these subsidiaries and the resulting exchange adjustments are included in income. Aggregate foreign currency losses were $18, $136 and $174 in 1995, 1994 and 1993, respectively, and are included in Other, net in the consolidated statements of income. As more fully discussed in the accompanying Financial Review on Page 38 within the discussion of Other expenses, net, the decline in currency losses in 1995 from prior years is primarily due to the relative stabilization of exchange rates in Brazil commencing after July 1, 1994.

2   Acquisition

   On February 28, 1995, the Company paid The Rank Organisation Plc (RO) (Pounds)620 million, or approximately $972, for 40 percent of RO's financial interest in the Rank Xerox Companies. The transaction increased the Company's financial interest in the Rank Xerox Companies to 80 percent from 67 percent. The Company's additional interest in the operating results of the Rank Xerox Companies is included in the consolidated statement of income from the date of acquisition. Based on the allocation of the purchase price, this transaction resulted in goodwill of $574 (including transaction costs), a decline in minorities' interests in equity of subsidiaries of approximately $400 and an increase in long-term debt of $972.

3   1993 Special Charges, Net

   In 1993, the Company recorded special charges which aggregated $1,373 and included the following pre-tax amounts: $1,195 related to a restructuring of operations and $278 related to litigation settlements, partially offset by $100 in reduced performance-based employee profit sharing. These special charges resulted in an after-tax charge of $813 or $7.96 per share.

   The restructuring program announced in December 1993 is a worldwide action aimed at significantly reducing the Company's cost base and at improving productivity.

   The $1,195 pre-tax provision consisted of the following: $843 related to severance pay and other employee separation benefits; $258 related to lease cancellation and other facilities rationalization and site consolidation costs; and $94 for the write-off or write-down of various assets in certain non-strategic businesses the Company will exit and other costs directly related to the restructuring program. Approximately 70 percent of this provision related to the Company's domestic operations.

   The Company's objectives were to reduce its worldwide work force by more than 10,000 employees and to close or consolidate a number of facilities.

[PHOTO]

ALLEN VASAN
Executive
Assistant
Operations

   A summary of the original reserve and charges through December 31, 1995 follows:


                                  1995     1994      1993
                                  ----     ----      ----
Net charges to
  restructuring reserve           $370*    $430    $    -
                                  ====     ====    ======
Reserve balance:
  Current                         $298     $429    $  395
  Non-current                       97      336       800
                                  ----     ----    ------
Total reserve balance             $395     $765    $1,195
                                  ====     ====    ======

   *  Includes $30 charged to the reserve during the stub period.

Management believes that the aggregate reserve balance of $395 at December 31, 1995 is adequate for completion of the restructuring program.

4   Finance Receivables, Net

   Finance receivables represent installment sales and sales-type leases resulting from the marketing of the Company's business equipment products. These receivables generally mature over two to five years and are typically collateralized by a security interest in the underlying assets. The components of finance receivables, net at December 31, 1995, 1994 and 1993 follow:

                                       1995          1994        1993
                                       ----          ----        -----
 Gross receivables                   $12,721       $12,135     $11,119
 Unearned income                      (2,207)       (2,074)     (2,032)
 Unguaranteed residual values            283           206         165
 Allowance for doubtful accounts        (322)         (319)       (300)
                                     -------       -------     -------
 Finance receivables, net             10,475         9,948       8,952
 Less current portion                  4,069         3,910       3,358
                                     -------       -------     -------
 Amounts due after one year, net     $ 6,406       $ 6,038     $ 5,594
                                     =======       =======     =======


Contractual maturities of the Company's gross finance receivables subsequent to December 31, 1995 follow:

 1996        1997      1998      1999        2000     Thereafter
 ----        ----      ----      ----        ----     ----------
$5,138     $ 3,427   $ 2,338   $ 1,284      $ 459      $  75
======     =======   =======   =======      =====      =====

Experience has shown that a portion of these finance receivables will be prepaid prior to maturity. Accordingly, the preceding schedule of contractual maturities should not be considered a forecast of future cash collections.

   [PHOTO]

Rita Overal
Rank Xerox, UK


5   Inventories
The components of inventories at December 31, 1995, 1994 and 1993 follow:

                                          1995    1994    1993
                                          ----    ----    ----
   Finished goods                        $1,642  $1,458  $1,421
   Work in process                           88      88      80
   Raw materials                            289     268     297
   Equipment on operating leases, net       627     480     364
                                         ------  ------  ------
   Inventories                           $2,646  $2,294  $2,162
                                         ======  ======  ======


Equipment on operating leases consists of the Company's business equipment products which are rented to customers and are depreciated to estimated residual value. Depreciable lives vary from two to four years. The Company's business equipment operating lease terms vary, generally from 12 to 36 months. Accumulated depreciation on equipment on operating leases for the years ended December 31, 1995, 1994 and 1993 amounted to $1,065, $824 and $790, respectively. Minimum future rental revenues on the remaining non-cancelable operating leases with original terms of one year or longer are:

                            1996        1997       1998    Thereafter
                            ----        ----       ----    ----------
                            $439        $206       $107       $43
                            ====        ====       ====       ===

Total contingent rentals, principally usage charges in excess of minimum allowances relating to operating leases, for the years ended December 31, 1995, 1994 and 1993 amounted to $190, $197 and $217, respectively.

6   Land, Buildings And Equipment, Net

   The components of land, buildings and equipment at December 31, 1995, 1994 and 1993 follow:

                                      Estimated
                                     Useful Lives
                                       (Years)        1995       1994    1993
                                     ------------     ----       ----    ----
Land                                                 $ 85       $ 87    $ 83
Buildings and building
 equipment                            20 to 40        941        876     824
Leasehold improvements                Lease term      344        339     322
Plant machinery                        4 to 12      1,892      1,843   1,732
Office furniture and
 equipment                             3 to 10      1,157      1,245   1,576
Other                                  3 to 20        199        139     171
Construction in progress                              231        227     277
                                                   ------     ------  ------
Subtotal                                            4,849      4,756   4,985
Less accumulated depreciation                       2,757      2,648   2,766
                                                   ------     ------  ------
Land, buildings and equipment, net                 $2,092     $2,108  $2,219
                                                   ======     ======  ======


The Company leases certain land, buildings and equipment, substantially all of which are accounted for as operating leases. Total rent expense under operating leases for the years ended December 31, 1995, 1994 and 1993 amounted to $425, $502 and $538, respectively. Future minimum operating lease commitments that have remaining non-cancelable lease terms in excess of one year at December 31, 1995 follow:

              1996     1997      1998       1999      2000      Thereafter
              ----     ----      ----       ----      ----      ----------
              $344     $230      $179       $140      $111        $475
              ====     ====      ====       ====      ====        ====

In certain circumstances, the Company subleases space not currently required in operations. Future minimum sublease income under leases with non-cancelable terms in excess of one year amounted to $56 at December 31, 1995.

  In 1994, the Company awarded a contract to Electronic Data Systems Corp. (EDS) to operate the Company's worldwide data processing and telecommunications network. Minimum payments due EDS under the contract for each of the next five years follow:

                            1996   1997      1998       1999      2000
                            ----   ----      ----       ----      ----
                            $349   $325      $289       $250      $222
                            ====   ====      ====       ====      ====

These minimum payments will be amended over time to reflect the transfer to EDS of responsibility for the management of any new data processing applications.

7   Investments In Affiliates, At Equity

  Investments in corporate joint ventures and other companies in which the Company has a 20 to 50 percent ownership interest at December 31, 1995, 1994 and 1993 follow:

                                            1995    1994    1993
                                            ----    ----    ----
   Fuji Xerox                              $1,223  $1,183  $1,004
   Other investments                          105      95      90
                                           ------  ------  ------
   Investments in affiliates, at equity    $1,328  $1,278  $1,094
                                           ======  ======  ======


Rank Xerox Limited, a consolidated subsidiary of the Company, owns 50 percent of the outstanding stock of Fuji Xerox, a corporate joint venture with Fuji Photo Film Co., Ltd. Fuji Xerox is headquartered in Tokyo and operates throughout the Far East (except China). Condensed financial data of Fuji Xerox for its last three fiscal years follow:

                                          1995     1994    1993
                                          ----     ----    ----
SUMMARY OF OPERATIONS
Revenues                                  $8,500  $7,235  $6,259
Costs and expenses                         7,989   6,829   5,915
                                          ------  ------  ------
Income before income taxes                   511     406     344
Income taxes                                 287     235     195
                                          ------  ------  ------
Net income                                $  224  $  171  $  149
                                          ======  ======  ======
Rank Xerox' equity in net income          $  112  $   86  $   75
                                          ======  ======  ======
Xerox' equity in net income               $   88  $   57  $   50
                                          ======  ======  ======
BALANCE SHEET DATA
ASSETS
Current assets                            $3,518  $3,428  $3,175
Non-current assets                         3,085   3,038   2,573
                                          ------  ------  ------
Total assets                              $6,603  $6,466  $5,748
                                          ======  ======  ======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities                       $2,675  $2,567  $2,276
Long-term debt                               594     658     794
Other non-current liabilities                884     871     668
Shareholders' equity                       2,450   2,370   2,010
                                          ------  ------  ------
Total liabilities and
 shareholders' equity                     $6,603  $6,466  $5,748
                                          ======  ======  ======

8   Geographic Area Data

   Revenues and assets of the Rank Xerox Companies are substantially attributable to European operations; their consolidated operations in Africa, Asia and the Middle East together comprise less than two percent of the Company's consolidated amounts. The Other Areas classification includes operations principally in Latin America and Canada.

  Intercompany revenues are generally based on manufacturing cost plus a markup to recover other operating costs and to provide a profit margin to the selling company.

  Geographic area data for the Company's continuing operations follow:

                                       Year ended December 31,
                                       1995      1994      1993
                                     -------   -------   -------
Revenues from unrelated entities:
 United States                       $ 8,068   $ 7,822   $ 7,238
 Rank Xerox Companies                  5,496     4,633     4,479
 Other Areas                           3,047     2,633     2,512
                                     -------   -------   -------
Total                                $16,611   $15,088   $14,229
                                     =======   =======   =======
Intercompany revenues:
 United States                       $ 1,376   $ 1,291   $ 1,104
 Rank Xerox Companies                    226       262       216
 Other Areas                             463       362       353
                                     -------   -------   -------
Total                                $ 2,065   $ 1,915   $ 1,673
                                     =======   =======   =======
Total revenues:
 United States                       $ 9,444   $ 9,113   $ 8,342
 Rank Xerox Companies                  5,722     4,895     4,695
 Other Areas                           3,510     2,995     2,865
 Less intercompany revenues           (2,065)   (1,915)   (1,673)
                                     -------   -------   -------
Total                                $16,611   $15,088   $14,229
                                     =======   =======   =======
Net income (loss) (before
 intercompany eliminations):
 United States                       $   288   $   379   $  (371)
 Rank Xerox Companies                    409       218       (43)
 Other Areas                             446       250       190
                                     -------   -------   -------
Total*                               $ 1,143   $   847   $  (224)
                                     =======   =======   =======
Net income (loss) (after
 intercompany eliminations):
 United States                       $   418   $   386   $  (334)
 Rank Xerox Companies                    408       215       (47)
 Other Areas                             348       193       188
                                     -------   -------   -------
Total*                               $ 1,174   $   794   $  (193)
                                     =======   =======   =======
Assets:
 United States                       $ 9,876   $ 9,133   $ 8,966
 Rank Xerox Companies                  7,566     7,171     6,349
 Other Areas                           3,717     3,070     2,843
                                     -------   -------   -------
Subtotal                              21,159    19,374    18,158
Investment in
 discontinued operations               4,810     7,904     8,841
                                     -------   -------   -------
Total                                $25,969   $27,278   $26,999
                                     =======   =======   =======
  *  The 1993 special charges reduced net income by $813. On a geographic basis, this charge was incurred as follows: $605-United States; $147-Rank Xerox
Companies; and $61-Other Areas.



[PHOTO]

DAVID LEANING
Rank Xerox
Accounting


9   Discontinued Operations

  In January 1993, the Company announced its intent to sell or otherwise disengage from its Insurance and Other Financial Services (IOFS) businesses, which is consistent with the strategy that began in 1990. As more fully discussed below and in the accompanying Financial Review on Page 48 within the section entitled Sale of Talegen Insurance Companies, the Company has discontinued its Insurance business as a result of the announced sales of the remaining Talegen insurance operating groups and The Resolution Group, Inc.
(TRG). In 1993, the Company discontinued its Other Financial Services businesses and in 1990 discontinued its Real-Estate and Third-Party Financing businesses.

Insurance. The Insurance segment includes Talegen Holdings, Inc. (Talegen), a holding company with originally seven property-casualty insurance operating groups; TRG; Ridge Reinsurance Limited (Ridge Re); and headquarters costs and interest expense associated with the insurance activities of Xerox Financial Services, Inc. (XFSI). In 1993, Talegen completed a restructuring which established and capitalized seven insurance operating groups as independent legal entities: Constitution Re Corporation (CRC), Coregis, Crum & Forster Insurance, Industrial Indemnity, TRG, Viking Insurance Holdings, Inc. (Viking) and Westchester Specialty Group. TRG is the unit that manages Talegen's run-off businesses.

  In connection with the restructuring of Talegen, XFSI agreed that support would be provided in the form of aggregate excess of loss reinsurance. This reinsurance protection is provided through XFSI's single purpose, wholly-owned reinsurance company Ridge Re, which was established in 1992. Commencing in 1993, XFSI is obligated to pay annual premium installments of $49, plus finance charges, for 10 years, for coverage totaling $1,245, net of 15 percent coinsurance. The XFSI premium payments have been guaranteed by the Company. The Company has also guaranteed Ridge Re's performance under a $400 letter of credit facility required to provide security with respect to aggregate excess of loss reinsurance obligations.

  XFSI may also be required, under certain circumstances, to purchase up to $301 in redeemable preferred stock of Ridge Re. In addition, XFSI has guaranteed to the Talegen insurance companies that Ridge Re will meet all of its financial obligations under all of the foregoing excess of loss reinsurance issued to them.

  [PHOTO]

  MARTIN DURRIG
  Rank Xerox

Sale of Talegen Insurance Operating Groups. In April 1995, CRC, one of the seven insurance operating groups of Talegen, was sold to EXOR America Inc. for a purchase price of $421 in cash, which approximated book value.

  In July 1995, Viking, another of the seven insurance operating groups of Talegen, was sold to Guaranty National Corporation for approximately $103 in cash plus future upward price adjustments based on loss reserve development. The transaction approximated book value.

  The proceeds of both transactions were used to retire debt. Collectively, CRC and Viking had $680 of revenue in 1994, the last full year of ownership by the Company.

  In January 1996, the Company announced separate agreements to sell all of the remaining insurance operating groups of Talegen and TRG, for approximately $2.7 billion to investor groups (the Buyer) led by Kohlberg Kravis Roberts & Co. and existing management. The transactions will consist of $1,400-$1,450 in cash, $450-$500 in preferred stock, $462 in a performance-based instrument and the assumption of debt, which amounted to $372 at December 31, 1995. The agreements, which are expected to close mid-1996, are subject to customary closing conditions, including buyer financing and regulatory approvals.

  The Company will receive $450-$500 in face value of twenty-year Trust Originated Preferred Securities (TOPrS) in connection with the sale of the remaining Talegen units other than TRG. TOPrS are a tax-deductible preferred stock issued by a trust established by the Buyer's holding company. Dividends on the TOPrS may be deferred with a concurrent increase in the value of the TOPrS for the first seven years. Subsequently, dividends must be paid in cash. The TOPrS may be redeemed from the Company at face value, plus accrued dividends, before maturity and the Company can sell the TOPrS after one year. The TOPrS mature in 20 years and will pay a dividend rate equal to 499 basis points over the published long-term Applicable Federal Rate at the date of closing. At December 31, 1995, the TOPrS dividend rate would have been 11.20 percent.

  The Company will participate in the future cash flows of TRG via a performance-based instrument carried at $462. The recovery of this instrument is dependent upon the sufficiency of TRG's available cash flows, as defined. Based on current forecasts at December 31, 1995, the Company expects to realize $462 for this instrument. However, ultimate realization may be greater or less than this amount.

  The Company will continue to provide support in the form of aggregate excess of loss reinsurance to the Talegen units through Ridge Re. In addition, XFSI is obligated to pay the seven remaining premium installments of $49 plus finance charges. In addition to its guarantee of payment of premiums under such agreements and the $400 letter of credit facility, the Company will guarantee, upon closing, that Ridge Re will meet all of its payment and performance obligations under the foregoing excess of loss reinsurance agreements. At December 31, 1995, Ridge Re has accrued approximately $750 of the $1,245 excess of loss reinsurance coverage estimated to be required based on actuarial projections.

  In connection with the announced sale, the Company recorded a $1,546 loss on disposal of the remaining Talegen insurance operating groups and TRG. The loss on disposal, recorded in the fourth quarter of 1995, is composed of the following:

Loss on sale                                 $   978
Increased Talegen and TRG reserves, net of
  income tax benefit of $95                      176
Ridge Re related and other accruals,
  net of tax benefit of $195                     392
                                              ------
Total after-tax loss                          $1,546
                                              ======

As a result of these sales, the Insurance businesses have been classified as discontinued operations for all periods presented.

Insurance Financial Information. Summarized operating results of Insurance for the three years ended December 31, 1995 follow:

                                         1995         1994         1993
                                        -------      ------       ------
Revenues                                $ 2,352      $2,749       $2,809
                                        =======      ======       ======
Net income (loss) from
 operations*                            $  (668)     $   --       $    4
Loss on disposal                           (978)
                                        -------      ------       ------
Income (loss) from Insurance            $(1,646)     $   --       $    4
                                        =======      ======       ======
* The 1995 amount includes $568 of after-tax reserves recorded during the fourth quarter.


The net assets at December 31, 1995, 1994 and 1993 of the Insurance businesses included in the Company's consolidated balance sheets as discontinued operations are summarized as follows:

                                          1995        1994       1993
                                        -------     -------    -------
Insurance Assets
Investments                             $ 7,871     $ 8,384    $ 8,344
Reinsurance recoverable                   2,616       3,063      3,835
Premiums and other receivables            1,191       1,276      1,443
Deferred taxes and other assets           1,450       1,743      1,796
                                        -------     -------    -------
Total Insurance assets                  $13,128     $14,466    $15,418
                                        -------     -------    -------
Insurance Liabilities
Unpaid losses and loss expenses         $ 8,761     $ 8,809    $ 9,684
Unearned income                             859       1,066      1,077
Notes payable                               372         425         --
Other liabilities                         1,513         954        990
                                        -------     -------    -------
Total Insurance liabilities              11,505      11,254     11,751
                                        -------     -------    -------
Investment in Insurance, net            $ 1,623     $ 3,212    $ 3,667
                                        =======     =======    =======

At December 31, 1995 and 1994, intercompany transactions aggregating approximately $465 and $522, respectively, have been included as assets in Investment in Discontinued Operations in the consolidated balance sheets. The corresponding obligations are included in Deferred Taxes and Other Liabilities in the consolidated balance sheets and represent funding commitments by XFSI guaranteed by the Company. Substantially all of these funding commitments will be paid at the time the Talegen sale is completed.

[PHOTO]

TAMMY POWER
Olympic Document Printing Specialist

   The Investments caption consists mainly of short-term investments as shown below. At December 31, 1995, approximately 97 percent of the fixed maturity investments are investment grade securities. The amortized cost and fair value of the investment portfolio at December 31, 1995 follow:

                                        Amortized       Fair
                                             Cost      Value
                                           ------     ------
Fixed maturities                           $1,035     $1,035
Equity securities                               8          7
Short-term investments                      6,829      6,829
                                           ------     ------
Total investments                          $7,872     $7,871
                                           ======     ======

Activity related to unpaid losses and loss expenses for the three years ended December 31, 1995 follows:


                                     1995            1994            1993
                                   ------          ------         -------
UNPAID LOSSES AND LOSS EXPENSES
Gross unpaid losses and loss
 expenses, January 1               $8,809          $9,684         $10,657
Reinsurance recoverable             2,391           2,935           3,788
                                   ------          ------         -------
Net unpaid losses and loss
 expenses, January 1                6,418           6,749           6,869
                                   ------          ------         -------
Incurred related to:
 Current year accident losses       1,461           1,748           1,795
 Prior year accident losses           570              21              41
                                   ------          ------         -------
 Total incurred                     2,031           1,769           1,836
                                   ------          ------         -------
Paid related to:
 Current year accident losses         427             486             495
 Prior year accident losses         1,203           1,577           1,317
                                   ------          ------         -------
 Total paid                         1,630           2,063           1,812
                                   ------          ------         -------
Sale of CRC and Viking               (769)             --              --
                                   ------          ------         -------
Other adjustments                     421             (37)           (144)
                                   ------          ------         -------
Net unpaid losses and loss
 expenses, December 31              6,471           6,418           6,749
Reinsurance recoverable             2,290           2,391           2,935
                                   ------          ------         -------
Gross unpaid losses and loss
 expenses, December 31             $8,761          $8,809         $ 9,684
                                   ======          ======         =======

The increase in 1995 incurred prior year accident losses compared to prior years relates to reserve strengthening which was either identified by the Company or negotiated in conjunction with the sale of Talegen. This includes the recording of future Ridge Re loss development.

Other Financial Services. In 1993, the Company discontinued its Other Financial Services (OFS) segment, which was composed of The Van Kampen Merritt Companies, Inc. (VKM), Furman Selz Holding Corporation (Furman Selz), Xerox Financial Services Life Insurance Company (Xerox Life) and First Quadrant Corp.

  In 1993, the Company sold VKM for approximately $360, which resulted in pre- and after-tax gains of approximately $101 and $62, respectively. The proceeds were used to retire debt.

  Also in 1993, the Company sold Furman Selz for $99 and the proceeds were used to retire debt. The gain on the sale was immaterial.

  On June 1, 1995, the Company completed the sale of Xerox Life for approximately $104 before settlement costs and capital funding of OakRe Life Insurance Company (OakRe), a single-purpose XFSI subsidiary formed in 1994. OakRe assumed responsibility for the Single Premium Deferred Annuity (SPDA) policies issued by Xerox Life's Missouri and California companies via coinsurance agreements. As a result of these coinsurance agreements, at December 31, 1995, the Company has retained on its consolidated balance sheet approximately $2.5 billion of investment portfolio assets and reinsurance reserves related to its former SPDA policies. These amounts will decrease through the year 2000 as the SPDA policies are either terminated by the policyholder or renewed and transferred to the buyer.

  In connection with the aforementioned sale, XFSI established a $500 letter of credit and line of credit with a group of banks to support OakRe's coinsurance obligations. The term of this letter of credit is five years and it is unused and available at December 31, 1995. Upon a drawing under the letter of credit, XFSI has the option to cover the drawing in cash or to draw upon the credit line.

  In January 1996, the Company announced an agreement to sell the remaining portion of First Quadrant Corp. This transaction is expected to close in the first quarter of 1996 and is subject to regulatory approvals and customary closing conditions.

[PHOTO]

LINDA YOSHINO
Business Strategy & Planning

Real-Estate And Third-Party Financing. During the last five years, the Company made substantial progress in disengaging from the Real-Estate and Third-Party Financing businesses that were discontinued in 1990. During the three years ended December 31, 1995, the Company received net cash proceeds of $614 ($64 in 1995, $259 in 1994 and $291 in 1993) from the sale of individual assets and from run-off collection activities. The amounts received were consistent with the Company's estimates in the disposal plan and were used primarily to retire debt.

  The remaining assets primarily represent direct financing leases, many with long-duration contractual maturities and unique tax attributes. Accordingly, the Company expects that the wind-down of the portfolio will be slower during 1996 and in future years, as it was in 1995, compared with prior years.

  Total Discontinued Operations. The consolidated financial statements have been restated, as appropriate, to segregate the effect of the discontinued operations. Debt has been assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations adjusted for subsequent paydowns. Interest expense thereon is primarily determined based on annual average domestic borrowing costs of the Company. Assigned interest expense for the discontinued businesses for the years ended December 31, 1995, 1994 and 1993 was $255, $246 and $291, respectively.

  Summarized information of discontinued operations for the three years ended December 31, 1995 follows:

                                         1995      1994       1993
                                       -------    ------     ------

SUMMARY OF OPERATIONS
Income (loss) before income taxes      $(1,025)   $  (44)    $  (29)
Income tax benefits                        357        44         34
Gain (loss) on disposal                   (978)       --         62
                                       -------    ------     ------
Net income (loss)                      $(1,646)   $   --     $   67
                                       =======    ======     ======
BALANCE SHEET DATA

ASSETS
------
INSURANCE
Investment, net                        $ 1,623     $3,212    $3,667
                                       -------     ------    ------
OTHER FINANCIAL SERVICES
Investments                              2,508      3,604     3,832
Other assets, net                          190        541       523
                                       -------     ------    ------
OFS assets                               2,698      4,145     4,355
                                       -------     ------    ------
REAL-ESTATE AND THIRD-
 PARTY FINANCING
Gross finance receivables                  472        538       841
Unearned income and other                   17          9       (22)
                                       -------     ------    ------
Investment, net                            489        547       819
                                       -------     ------    ------
Investment in
 Discontinued Operations               $ 4,810     $7,904    $8,841
                                       =======    =======    ======
LIABILITIES
-----------
OFS policyholders' deposits            $ 2,528     $3,576    $3,716
Other OFS liabilities                        1        337       395
Assigned debt                              281        281       474
                                       -------     ------    ------
Discontinued Operations Liabilities    $ 2,810     $4,194    $4,585
                                       =======     ======    ======

  At December 31, 1995 and 1994, approximately $2.3 billion and $2.6 billion, respectively, of third-party indebtedness assigned to the Company's Insurance operations is included in the consolidated balance sheet caption Long-Term Debt.

  The Company's net investment in discontinued operations is approximately $2,000 and $3,710 at December 31, 1995 and 1994, respectively. The Company believes that the liquidation of the remaining net discontinued assets will not result in a net loss.

10    Debt

  Short-Term Debt. Short-term borrowings data of the Company at December 31, 1995 and 1994 follow:

                                                 Weighted average
                                                 interest rates at
                                                 December 31, 1995           1995        1994
                                                 -----------------          ------      ------
 Bank notes payable                                    7.72%                $  884      $   235
 Foreign commercial paper                                --                     --        1,024
                                                                            ------      -------
 Total short-term debt                                                         884        1,259
 Current maturities of
  long-term debt                                                             2,381        1,900
                                                                            ------       ------
 Total                                                                      $3,265       $3,159
                                                                            ======       ======


Bank notes payable generally represent foreign currency denominated borrowings of non-U.S. subsidiaries.

Long-Term Debt. A summary of long-term debt, by final maturity date, at December
  31, 1995 and 1994 follows:

                                                     Weighted average
                                                     interest rates at
                                                     December 31, 1995             1995            1994
                                                          -----                   ------          ------
U.S. OPERATIONS:
XEROX CORPORATION (PARENT COMPANY)
Guaranteed ESOP notes due 1999-2004                        7.62%                  $  547          $  596
Notes due 1995                                               --                       --             350
Notes due 1996                                             8.77                      420             100
Notes due 1997                                             9.63                      200             200
Notes due 1999                                             5.21                      484             738
Notes due 2000                                             7.33                      600             300
Notes due 2001                                             7.39                       62              62
Notes due 2002                                             8.13                      200             200
Notes due 2004                                             7.15                      200             225
Notes due 2005                                             7.15                       50              --
Notes due 2006                                               --                       --              45
Notes due 2007                                             7.38                       25              --
Other debt due 1995-2014                                   8.24                       97              97
Capital lease obligations                                  5.60                        5               7
                                                                                  ------          ------
  Subtotal                                                                         2,890           2,920
                                                                                  ------          ------
XEROX FINANCIAL SERVICES, INC. (XFSI)
XEROX CREDIT CORPORATION
Notes due 1995                                               --                       --             400
Notes due 1996                                             8.39                      850             670
Notes due 1997                                             5.75                      677             347
Notes due 1998                                             6.50                      220              --
Notes due 1999                                            10.00                      150             150
Notes due 2000                                             7.13                      303              --
Floating rate notes due 2048                               5.80                       61              61
Other debt due 1996                                       10.00                       18              19
                                                                                   -----           -----
  Subtotal                                                                         2,279           1,647
OTHER XFSI DEBT
XFSI Notes due 1995-1996                                   9.05                      135             310
                                                                                   -----           -----
  Subtotal                                                                         2,414           1,957
                                                                                   -----           -----
 TOTAL U.S. OPERATIONS                                                            $5,304         $ 4,877
                                                                                   -----           -----

                                                 Weighted average
                                                 interest rates at
                                                 December 31, 1995                 1995            1994
                                                          -----                    -----           -----
INTERNATIONAL OPERATIONS:
INTERNATIONAL MARKETING AND
 FINANCE SUBSIDIARIES
Various obligations, payable in:
Canadian dollars due 1995-2007                            10.68%                  $  263          $  265
Dutch guilders due 1995-1999                               6.48                      216             187
French francs due 1995-1998                                7.79                       76              76
German marks due 1995-1999                                 6.60                      280             297
Pounds sterling due 1995-1997                              7.69                      283             353
Swiss francs due 1995-1999                                 5.50                       81              96
Italian lira due 1995-1997                                11.08                       99              81
U.S. dollars due 1995-1999                                 6.56                      268             220
Other currencies due 1995-1999                             8.22                      363             314
Capital lease obligations                                  8.94                        9              14
                                                                                   -----           -----
TOTAL INTERNATIONAL OPERATIONS                                                     1,938           1,903
                                                                                   -----           -----
OTHER BORROWINGS DEEMED
  LONG-TERM                                                                        3,287           2,475
                                                                                   -----           -----
  Subtotal                                                                        10,529           9,255
Less current maturities                                                            2,381           1,900
                                                                                   -----           -----
TOTAL LONG-TERM DEBT                                                              $8,148          $7,355
                                                                                   =====           =====

Consolidated Long-Term Debt Maturities. Payments due on long-term debt for the next five years follow:

 1996         1997          1998       1999      2000       Thereafter
 ----         ----          ----       ----      ----       ----------
$2,381       $1,431        $  543     $1,076    $  704        $1,107
======       ======        ======     ======    ======        ======

These payments do not include amounts relating to domestic commercial paper and foreign bank notes payable which have been classified as long-term debt under the caption Other borrowings deemed long-term. These borrowings are classified as long-term because the Company has the intent to refinance them on a long-term basis, and the ability to do so under its revolving credit agreement.

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

Lines Of Credit. The Company's domestic operations have a revolving credit agreement totaling $5.0 billion with a group of banks, which expires in 2000. This agreement is unused and is available to back the Company's domestic commercial paper borrowings, which amounted to $2.8 billion and $2.4 billion at December 31, 1995 and 1994, respectively. In addition, the Company's foreign subsidiaries had unused committed long-term lines of credit aggregating $1.7 billion in various currencies at prevailing interest rates that are used to back short-term indebtedness.

[PHOTO]

NAVIN CHHEDA
North American
Capital Markets


Match Funding Of Finance Receivables And Indebtedness. The Company employs a match funding policy for customer financing assets and related liabilities. Under this policy, which is more fully discussed in the accompanying Financial Review on Page 45, the interest and currency characteristics of the indebtedness are, in most cases, matched to the interest and currency characteristics of the finance receivables. At December 31, 1995, these operations had approximately $10.7 billion of net finance receivables, which will service approximately $8.8 billion of assigned short- and long-term debt, including $0.3 billion of debt assigned to discontinued third-party financing businesses.

Guarantees. At December 31, 1995, the Company has guaranteed $506 of indebtedness of its Latin American subsidiaries and the borrowings of its ESOP.

Interest. Including amounts relating to debt assigned to discontinued operations, interest paid by the Company on its short- and long-term debt amounted to $705, $751 and $860, respectively, for the years ended December 31, 1995, 1994 and 1993.

Total Short-And Long-Term Debt. The Company's total indebtedness, excluding the direct indebtedness of Talegen, at December 31, 1995 and 1994 is reflected in the consolidated balance sheet captions as follows:

                                                1995           1994
                                             -------        -------
Short-term debt and current portion
  of long-term debt                            3,265        $ 3,159
Long-term debt                                 7,867          7,074
Discontinued operations liabilities --
  policyholders' deposits and other              281            281
                                             -------        -------
Total debt                                   $11,413        $10,514
                                             =======        =======

A summary of changes in consolidated indebtedness for the three years ended December 31, 1995 follows:

                                        1995     1994       1993
                                      -------   -------   -------
Increase (decrease) in short-term
 debt, net                            $    94   $  (146)  $  (451)
Proceeds from long-term debt            3,169     2,058     1,866
Principal payments on
 long-term debt                        (2,497)   (1,555)   (1,784)
                                      -------   -------   -------
Subtotal                                  766       357      (369)
Less discontinued operations               --      (193)     (584)

                                      -------   -------   -------
Total change in debt of
 continuing operations                $   766   $   550   $   215
                                      =======   =======   =======
11    Financial Instruments

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

  The Company typically enters into simple, unleveraged derivative transactions which, by their nature, have low credit and market risk. The Company's policies on the use of derivative instruments prescribe an investment grade counterparty credit floor and at least quarterly monitoring of market risk on a counterparty-by-counterparty basis. The Company utilizes numerous counterparties to ensure that there are no significant concentrations of credit risk with any individual counterparty or groups of counterparties. Based upon its ongoing evaluation of the replacement cost of its derivative transactions and counterparty creditworthiness, the Company considers the risk of credit default significantly affecting its financial position or results of operations to be remote.

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

  Virtually all customer financing assets earn fixed rates of interest. Accordingly, through the use of interest rate swaps in conjunction with the contractual maturity terms of outstanding debt, the Company "locks in" an interest spread by arranging fixed-rate interest obligations with maturities similar to the underlying assets. Additionally, customer financing assets are consistently funded with liabilities denominated in the same currency. The Company refers to the effect of these conservative practices as "match funding" its customer financing assets. This practice effectively eliminates the risk of a major decline in interest margins resulting from adverse changes in the interest rate environment. Conversely, this practice does effectively eliminate the opportunity to materially increase margins when interest rates are declining.

  The aggregate notional amounts of interest rate swaps by maturity date and type at December 31, 1995 and 1994 follow:

                                       1995       1996       1997-1999       2000-2007       Total
                                      ------    -------      -------         -------         ------
1995   Pay fixed/receive variable     $  --     $ 1,466       $3,244          $  291         $5,001
       Pay variable/receive variable     --         150          625             273          1,048
       Pay variable/receive fixed        --         168           37             830          1,035
                                      ------    -------      -------         -------         ------
       Total                          $  --     $ 1,784       $3,906          $1,394         $7,084
                                      ======    =======      =======         =======         ======
       Memo:
       Interest rate paid                --        6.61%        6.83%           6.71%          6.75%
       Interest rate received            --        6.69%        5.94%           7.08%          6.35%
                                      ======    =======      =======         =======         ======
1994   Pay fixed/receive variable     $1,071    $ 1,137       $1,390          $  200         $3,798
       Pay variable/receive variable     100        150          175             274            699
       Pay variable/receive fixed         --         31           35             416            482
                                      ------    -------      -------         -------         ------
       Total                          $1,171    $ 1,318       $1,600          $  890         $4,979
                                      ======    =======      =======         =======         ======
       Memo:
       Interest rate paid               6.41%      6.78%        7.41%           7.28%          6.72%
       Interest rate received           5.44%      5.60%        6.07%           7.06%          6.02%
                                      ======     ======      =======         =======         ======

  More specifically, pay fixed/receive variable interest rate swaps are often used in place of more expensive fixed rate debt for the purpose of match funding fixed rate customer contracts. Pay variable/receive variable interest rate swaps ("basis swaps") are used to transform variable rate, medium-term debt into commercial paper or local currency LIBOR rate obligations. Occasionally, pay variable/receive fixed interest rate swaps are used to transform term fixed rate debt into variable rate obligations. The transactions performed within each of these three categories enable the cost-effective management of interest rate exposures. During 1995, the average notional amount of an interest rate swap agreement was $23.

  At December 31, 1995 and 1994, the total notional amounts of these transactions, based on contract maturity, follow:

                                         1995          1994
                                        ------        ------
 Commercial paper/bank borrowings       $1,784        $1,171
 Medium-term debt                        3,906         2,193
 Long-term debt                          1,394         1,615
                                        ------        ------
 Total                                  $7,084        $4,979
                                        ======        ======

For the three years ended December 31, 1995, no interest rate swap agreements were terminated prior to maturity.

  Forward-Foreign Exchange Contracts. The Company utilizes forward-foreign exchange contracts to hedge against the potentially adverse impacts of foreign currency fluctuations on foreign currency denominated receivables and payables and firm foreign currency commitments. Firm foreign currency commitments generally represent committed purchase orders for foreign sourced inventory. These contracts generally mature in six months or less. At December 31, 1995 and 1994, the Company had outstanding forward-foreign exchange contracts of $1,474 and $1,476, respectively. Of the outstanding contracts at December 31, 1995, the largest single currency represented was the Japanese yen. Contracts denominated in Japanese yen, Pounds sterling, French francs, Italian lira, German deutschmarks and Swiss francs accounted for over 75 percent of the Company's forward-foreign exchange contracts. Gains and losses on contracts that hedge foreign currency denominated receivables and payables are reported currently in income and are included in Other, net in the consolidated statements of income. Gains and losses on contracts that hedge firm commitments are deferred and subsequently recognized as part of the cost of the underlying transaction, such as inventory. At December 31, 1995, deferred losses amounted to $32. During 1995, the average notional amount of a forward-foreign exchange contract amounted to $6.

[PHOTO]

RUTH BOSCO
Corporate
Accounting
Services

  Foreign Currency Swap Agreements. During 1995, the Company entered into a foreign currency and related interest rate swap agreement, whereby the Company issued foreign currency denominated debt and swapped the proceeds with a counterparty. In return, the Company received and effectively denominated the debt in U.S. dollars. Currency swaps are utilized as hedges of the underlying foreign currency borrowings, and exchange gains or losses are recognized currently in Other, net in the consolidated statements of income. At December 31, 1995, a $53 foreign currency and related interest rate swap agreement was outstanding.

Fair Value Of Financial Instruments. The estimated fair values of the Company's financial instruments at December 31, 1995 and 1994 follow:

                                     1995               1994
                              ----------------    -----------------
                              Carrying   Fair     Carrying    Fair
                               Amount    Value     Amount     Value
                              --------  ------    --------   ------
Cash                           $   130  $  130     $   35    $   35
Accounts receivable, net         1,894   1,894      1,811     1,811
Short-term debt                    884     884      1,259     1,259
Long-term debt                  10,529  10,864      9,255     9,458
Interest rate and currency
 swap agreements                    --     (73)        --       (10)
Forward-foreign exchange
 contracts                          --     (29)        --        (7)

The fair value amounts for Cash, Accounts receivable, net and Short-term debt approximate carrying amounts due to the short maturities of these instruments.

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

  The fair values for interest rate swap agreements and forward-foreign exchange contracts were calculated by the Company based on market conditions at year-end and supplemented with quotes from brokers. They represent amounts the Company would receive (pay) to terminate/ replace these contracts. The Company has no present plans to terminate/replace significant portions of these contracts.

  12    Employee Benefit Plans

  Retirement Income Guarantee Plan (RIGP). Approximately 51,000 salaried and union employees participate in the Company's RIGP plans. The RIGP plans are defined benefit plans, which provide employees with the greater of (i) the benefit calculated under a highest average pay and years of service formula,
(ii) the benefit calculated under a formula that provides for the accumulation of salary and interest credits during an employee's work life, or (iii) the individual account balance from the Company's prior defined contribution plan (Transitional Retirement Accounts or TRA).

  At December 31, 1995, these domestic plans accounted for approximately 65 percent of the Company's total pension assets and were invested as follows: domestic and international equity securities -69 percent; fixed-income investments -28 percent; and real estate -3 percent. No plan assets are invested in the stock of the Company.

  The RIGP plans are in compliance with the minimum funding standards of the Employee Retirement Income Security Act of 1974 (ERISA).

  The transition asset and prior service cost are amortized over 15 years. Pension costs are determined using assumptions as of the beginning of the year while the funded status is determined using assumptions as of the end of the year. The assumptions used in the accounting for the U.S. defined benefit plans follow:

                                          1995           1994           1993
                                          ----           ----           ----
Assumed discount rates                    7.25%          8.75%          7.75%
Assumed rates for compensation
 increases                                4.25           5.75           5.25
Expected return on plan assets            9.50           9.50           9.50
                                          ====           ====           ====

The Company's discount rate considers, among other items, the aggregate effects of a relatively young work force and, because pension benefits are settled at retirement, the absence of retirees receiving pension benefits from plan assets. Accordingly, the duration of the Company's pension obligation tends to be relatively longer in comparison to other companies. Changes in the assumed discount rates and rates of compensation increases primarily reflect changes in the underlying rates of long-term inflation.

Other Plans. The Company maintains various supplemental executive retirement plans (SERPs) that are not tax-qualified and are unfunded.

  The Company sponsors numerous pension plans for its international operating units in Europe, Canada and Latin America, which generally provide pay- and service-related benefits. Plan benefits are provided through a combination of funded trusteed arrangements or through book reserves. The Rank Xerox pension plan in the United Kingdom is the largest international plan and accounted for approximately 22 percent of the Company's total pension assets at December 31, 1995. It is primarily invested in marketable equity securities.

[PHOTO]

LOLITA WHITE
Xerox United Way Campaign

Financial Information. The Company's disclosures about the funded status and components of pension cost are in accordance with U.S. accounting principles. Such principles recognize the long-term nature of pension plan obligations and the need to make assumptions about events many years into the future. In any year there may be significant differences between a plan's actual experience and its actuarially assumed experience. Such differences are deferred and do not generally affect current net pension cost. The objective of deferring such differences is to allow actuarial gains and losses an opportunity to offset over time. These deferrals are included in the captions Unrecognized net gain (loss) and Net amortization and deferrals in the accompanying tables. Due to variations in investment results, the effect of revising actuarial assumptions, and actual plan experience which differs from assumed experience, certain of the Company's plans may be classified as overfunded in one year and underfunded in another year. Under ERISA and other laws, the excess assets of overfunded plans are not available to fund deficits in other plans.

  The non-funded plans are the SERPs and the Rank Xerox pension plans in Germany and Austria. For tax reasons, these plans are most efficiently and customarily funded on a pay-as-you-go basis.

A reconciliation of the funded status of the Company's retirement plans to the amounts accrued in the Company's consolidated balance sheets at December 31, 1995 and 1994 follows:

                                                          1995                                           1994
                                          -------------------------------------          -------------------------------------
                                          Over-     Under-      Non-                     Over-     Under-      Non-
                                          funded    funded     funded     Total          funded    funded     funded     Total
                                          ------    ------     ------     -----          ------    ------     ------     -----
Accumulated benefit obligation            $5,066     $ 41       $ 240    $5,347          $4,559    $   17     $  210     $4,786
Effect of projected compensation
 increases                                   440       37          53       530             418         4         40        462
                                          ------    ------     ------     -----          ------    ------     ------     -----
Projected benefit obligation (PBO)         5,506       78         293     5,877           4,977        21        250      5,248
Plan assets at fair value                  5,830       38          --     5,868           5,263        12         --      5,275
                                          ------    ------     ------     -----          ------    ------     ------     -----
Excess (deficit) of plan assets over PBO     324      (40)       (293)       (9)            286        (9)      (250)        27
Items not yet reflected in the financial
 statements:
 Unamortized transition obligations
 (assets)                                   (137)      19          12      (106)           (154)        3         14      (137)
 Unrecognized prior service cost              48       --         (12)       36              54        --        (12)       42
 Unrecognized net (gain) loss                 49      (14)         31        66              55         6         18        79
                                          ------    ------     ------     -----          ------    ------     ------     -----
Prepaid (accrued) pension cost recognized
 in the consolidated balance sheets at
 December 31                               $ 284     $(35)      $(262)    $ (13)         $  241    $   --     $ (230)    $  11
                                          ======    ======     ======     =====          ======    ======     ======     =====

   The components of pension cost for the three years ended December 31, 1995 follow:

                                   1995           1994         1993
                                  -----          -----        -----
DEFINED BENEFIT PLANS
 Service cost                     $ 143          $ 150        $ 149
                                  -----          -----        -----
 Interest cost--change in PBO
  due to:
  Passage of time                   186            171          159
  Net investment income (loss)
   allocated to TRA accounts        624            (45)         538
                                  -----          -----        -----
  Subtotal                          810            126          697
                                  -----          -----        -----
 Net investment (income) loss on:
  TRA assets                       (624)            45         (538)
  Other plan assets                (372)           (96)        (412)
                                  -----          -----        -----
  Subtotal                         (996)           (51)        (950)
                                  -----          -----        -----
 Net amortization and deferrals     120           (144)         205
                                  -----          -----        -----
 Settlement and curtailment gains   (32)           (12)          (4)
                                  -----          -----        -----
DEFINED BENEFIT PLANS
 --net pension cost                  45             69           97
DEFINED CONTRIBUTION PLAN
 --pension cost                      13             13           22
                                  -----          -----        -----
Total pension cost                $  58          $  82        $ 119
                                  =====          =====        =====

Pension cost in 1995 and 1994 was lower than in prior years because of the reduction of the work force in connection with the restructuring actions announced in December 1993. Plan assets consist of both defined benefit plan assets and assets legally allocated to the TRA accounts. The combined investment results of the assets are shown above in the net investment income caption. To the extent investment results relate to TRA, such results are credited to these accounts as a component of interest cost. The TRA account assets were $3.4 billion and $3.0 billion at December 31, 1995 and 1994, respectively. Because a substantial portion of plan assets are TRA-related and are equal to TRA-related liabilities, the Company's pension plans' funding surplus tends to be less than that of comparable companies.

Other Postretirement Benefits. The primary plan for U.S. salaried employees retiring on or after January 1, 1995 provides retirees an annual allowance that can be used to purchase medical and other benefits. The allowance available to each eligible employee is partially service related and, for financial accounting purposes, is projected to increase at an annual rate of 7.5 percent until it reaches the plan's annual maximum coverage of approximately 2.5 times the 1992 level, the inception year of this plan.

  The Company also has other postretirement benefit plans that cover employees retiring prior to January 1, 1995 and certain grandfathered employees. These other plans are generally indemnity arrangements that provide varying levels of benefit coverage. The medical inflation assumption for these plans is 8.50 percent in 1995 and declines to 5.25 percent in 2002 and thereafter. A one percentage point increase in the medical inflation assumptions would increase the service and interest cost for these plans by $6 and the accumulated postretirement benefit obligation by $57.

  The discount rate used to determine the funded status was 7.25 percent at December 31, 1995, 8.75 percent at December 31, 1994 and 7.50 percent at December 31, 1993.

[PHOTO]

BILL MECK
Xerox Foundation

A reconciliation of the financial status of the plans as of December 31 follows:

                                        1995    1994    1993
                                       ------  ------  ------
Accumulated Postretirement
     Benefit Obligation:
         Retirees                      $  506  $  470  $  471
         Fully eligible employees         251     205     249
         Other employees                  219     247     339
                                       ------  ------  ------
         Total                            976     922   1,059
  Unrecognized net gain (loss)             42      84     (62)
                                       ------  ------  ------
  Accrued cost recognized in the
     consolidated balance sheets       $1,018  $1,006  $  997
                                       ======  ======  ======

The components of postretirement benefit cost for the three years ended December 31, 1995 follow:

                                        1995    1994    1993
                                       ------  ------  ------

  Service cost                         $   19  $   27  $   28
  Interest cost                            70      66      73
  Net amortization                         (4)     --      --
  Settlement gain                          (8)    (25)     --
                                       ------  ------  ------
  Total                                $   77  $   68  $  101
                                       ======  ======  ======

These plans are most efficiently and customarily funded on a pay-as-you-go basis.

Employee Stock Ownership Plan (ESOP) Benefits. In 1989, the Company established an ESOP and sold to it ten million shares of Series B Convertible Preferred Stock (Convertible Preferred) of the Company for a purchase price of $785. The Convertible Preferred has a $1 par value, a guaranteed minimum value of $78.25 per share and accrues annual dividends of $6.25 per share. The ESOP borrowed the purchase price from a group of lenders. Because the ESOP borrowings are guaranteed by the Company, they are included in debt in the Company's consolidated balance sheets. A corresponding amount classified as Deferred ESOP Benefits represents the Company's commitment to future compensation expense related to the ESOP benefits.

  The ESOP will repay its borrowings from dividends on the Convertible Preferred and from Company contributions. The ESOP's debt service is structured such that the Company's annual contributions (in excess of dividends) essentially correspond to a specified level percentage of participant compensation. As the borrowings are repaid, the Convertible Preferred is allocated to ESOP participants and Deferred ESOP Benefits are reduced by principal payments on the borrowings. Most of the Company's employees are eligible to participate in the ESOP.

  Information relating to the ESOP and the Company for the three years ended December 31, 1995 follows:
                                        1995    1994    1993
                                       ------  ------  ------

  Interest on ESOP borrowings           $  45   $  49   $  52
                                       ======  ======  ======
  Dividends declared on Convertible
     Preferred Stock                    $  59   $  61   $  62
                                       ======  ======  ======
  Cash contribution to the ESOP         $  34   $  32   $  30
                                       ======  ======  ======
  Compensation expense                  $  35   $  32   $  31
                                       ======  ======  ======

  ESOP costs are recognized by the Company based on the amount committed to be contributed to the ESOP plus related trustee, finance and other charges.

13    Income Taxes

  The parent Company and its domestic subsidiaries file consolidated U.S. income tax returns. Generally, pursuant to tax allocation arrangements, domestic subsidiaries record their tax provisions and make payments to the parent Company for taxes due or receive payments from the parent Company for tax benefits utilized.

  Income before income taxes from continuing operations for the three years ended December 31, 1995 consists of the following:

                                        1995    1994    1993
                                       ------  ------  ------
  Domestic income (loss)               $  747  $  713  $(499)
  Foreign income                        1,100     801    219
                                       ------  ------  -----
  Income (loss) before income taxes    $1,847  $1,514  $(280)
                                       ======  ======  =====

Provisions for income taxes (benefits) from continuing operations for the three years ended December 31, 1995 consist of the following:

                                            1995    1994    1993
                                           ------  ------  ------
Federal income taxes
     Current                                $ 285   $ 160  $ 182
     Deferred                                 (21)    100   (337)
  Foreign income taxes
     Current                                  178      88     87
     Deferred                                 110     182     (3)
  State income taxes
     Current                                   57      46     42
     Deferred                                   6      19    (49)
                                            -----   -----  -----
  Income taxes (benefits)                   $ 615   $ 595  $ (78)
                                            =====   =====  =====

  A reconciliation of the U.S. Federal statutory income tax rate to the effective income tax rate for continuing operations for the three years ended December 31, 1995 follows:

                                        1995    1994    1993
                                       ------  ------  ------
  U.S. Federal statutory income
     tax rate                           35.0%   35.0%  (35.0)%
  Foreign earnings and dividends
     taxed at different rates            2.2     2.1    17.5
  Goodwill amortization                   .3      --      --
  Tax-exempt income                      (.6)    (.7)   (3.8)
  Effect of tax rate changes on
     deferred tax assets and
     liabilities                        (5.3)     --   (14.3)
  State taxes                            2.2     2.7    (1.6)
  Change in valuation allowance
     for deferred tax assets             (.8)     --      --
  Other                                   .3      .2     9.3
                                        ----    ----    ----
  Effective income tax rate             33.3%   39.3%  (27.9)%
                                        ====    ====    ====

The 1995 effective tax rate of 33.3 percent is 6 percentage points lower than the 1994 rate. This lower 1995 rate is primarily caused by a decrease in Brazilian corporate tax rates, which created a deferred tax benefit. This benefit increased 1995 fourth quarter and full year net income by $98. Excluding the Brazilian tax benefit, the 1995 effective tax rate was 38.6 percent.

  The 1994 effective tax rate of 39.3 percent is 2 percentage points higher than the 1993 tax rate before considering the effects of the 1993 restructuring charge and litigation settlements. This higher 1994 rate is primarily caused by deferred tax rate benefits, which only occurred in 1993, and is partially offset by the increased tax benefits in 1994 associated with the mix of operations and ESOP dividends.

  On a consolidated basis, including the effects of dis-continued operations, the Company paid a total of $182, $163 and $197 in income taxes to federal, foreign and state income-taxing authorities in 1995, 1994 and 1993, respectively.

  Total income tax expense (benefit) for the three years ended December 31, 1995 was allocated as follows:

                                        1995    1994    1993
                                       ------  ------  ------
  Income from continuing operations    $ 615   $ 595   $ (78)
  Discontinued operations               (374)   (135)      5
  Common shareholders' equity*           (15)    (19)    (33)
                                       -----   -----   -----
  Total                                $ 226   $ 441   $(106)
                                       =====   =====   =====

  * For dividends paid on shares held by the ESOP; cumulative translation adjustments; and unrealized gains and losses on investment securities.

  Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries and other foreign investments carried at equity. The amount of such earnings included in consolidated retained earnings at December 31, 1995 was approximately $3.4 billion. These earnings have been substantially reinvested and the Company does not plan to initiate any action that would precipitate the payment of income taxes thereon. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings.

  The tax effects of temporary differences that give rise to significant portions of the deferred taxes at December 31, 1995 and 1994 follow:


                                                       1995                1994
                                                     ------              ------
Tax effect of future tax deductions:
     Depreciation                                   $   537             $   469
     Postretirement medical benefits                    393                 388
     Restructuring reserves                             194                 342
     Other operating reserves                           337                 290
     Deferred intercompany profit                       109                 116
     Allowance for doubtful accounts                     73                  83
     Deferred compensation                              132                 134
     Tax credit carryforwards                           101                  56
     Research and development                            87                  --
  Other                                                  75                 118
                                                     ------              ------
  Subtotal                                            2,038               1,996
  Less valuation allowance                               20                  34
                                                     ------              ------
  Total                                             $ 2,018             $ 1,962
                                                     ======              ======
  Tax effect of future taxable income:
     Installment sales and leases                   $(1,309)            $(1,262)
     Leverage leases                                    (35)                (41)
     Deferred income                                   (146)               (155)
     Other                                             (189)               (117)
                                                     ------              ------
  Total                                             $(1,679)            $(1,575)
                                                     ======              ======

The above amounts are classified as current or long-term in the consolidated balance sheets in accordance with the asset or liability to which they relate. Current deferred tax assets at December 31, 1995, 1994 and 1993 amounted to $608, $709 and $711, respectively.

  The $20 valuation allowance at December 31, 1995 applies to deferred tax assets that may expire unused before the Company can utilize them. After consideration of the valuation allowance, the Company concludes that it is more likely than not that the deferred tax assets will be realized in the ordinary course of operations based on scheduling of deferred tax liabilities and income from operating activities.

  At December 31, 1995, the Company has tax credit carryforwards for federal income tax purposes of $40 which are available to offset future federal income taxes through 2000 and of $61 which are available to offset future federal income taxes indefinitely.

14    Litigation

  Continuing Operations. On March 10, 1994, a lawsuit was filed in the United States District Court for the District of Kansas by two independent service organizations (ISOs) in Kansas City and St. Louis and their parent company. On April 15, 1994, another case was filed in the United States District Court for the Northern District of California by 21 different ISOs from 12 states. Plaintiffs in these actions claim damages (to be trebled) to their individual businesses resulting from essentially the same alleged violations of law at issue in the antitrust class action in Texas, which was settled by the Company during 1994. Claims for individual lost profits of ISOs who were not named parties were not included in that class action. In one of the pending cases damages are unspecified and in the other damages in excess of $10 are sought. In addition, injunctive relief is sought in both actions. The two actions have been consolidated for pretrial proceedings in the District of Kansas. The Company has asserted counter-claims against certain of the plaintiffs alleging patent and copyright infringement, misappropriation of Xerox trade secrets, conversion and unfair competition and/or false advertising. On December 11, 1995, the District Court issued a preliminary injunction against the parent company of the Kansas City and St. Louis ISOs for copyright infringement. The Company denies any wrongdoing and intends to vigorously defend these actions and pursue its counterclaims.

Discontinued Operations. Farm & Home Savings Association (Farm & Home) and certain Talegen insurance companies (Insurance Companies) entered into an agreement (Indemnification Agreement) under which the Insurance Companies are required to defend and indemnify Farm & Home from certain actual and punitive damage claims being made against Farm & Home relating to the Brio superfund site
(Brio). In a number of lawsuits pending against Farm & Home in the District Courts of Harris County, Texas, several hundred plaintiffs seek both actual and punitive damages allegedly relating to injuries arising out of the hazardous substances at Brio. The Insurance Companies have been defending these cases under a reservation of rights because it is unclear whether certain of the claims fall under the coverage of either the policies or the Indemnification Agreement. The Insurance Companies have been successful in having some claims dismissed which were brought by plaintiffs who were unable to demonstrate a pertinent nexus to the Southbend subdivision. However, there are numerous plaintiffs who do have a nexus to the Southbend subdivision. The Insurance Companies have been in settlement discussions with respect to claims brought by plaintiffs who have or had a pertinent nexus to the Southbend subdivision. If not settled, one or more of these cases can be expected to be tried in 1996.
--------------------------------------------------------------------------------
  [PHOTO]
Pictured here is a banner with the caption "Xerox ColorgrafX Systems produce big, bold, beautiful color like these banners. Using front-end software to produce final prints directly from a digital file, ColorgrafX printers eliminate the intermediate steps associated with traditional methods, reducing turnaround time and costs. Applications include point-of-sale displays, backlit signs, trade show graphics, posters, billboards, backdrops for photography film and video and window displays."

15  Preferred Stock
  The Company has 22.5 million authorized shares of cumulative preferred stock, $1 par value. Two series of preferred stock are currently outstanding and are described below.

Redeemable Preferred Stock. The Company's series of Ten-Year Preferred Stock has an annual dividend rate of $3.6875 per share and is subject to redemption by the Company through a sinking fund. The mandatory sinking fund for this series is designed to retire 20 percent of the issue in each of the five years beginning on April 1, 1994. Also, the Company has the non-cumulative option to increase the annual sinking fund payments by an amount up to 100 percent of the mandatory payment. During each of 1995 and 1994, 1 million shares were redeemed at the sinking fund redemption price of $50 per share. A total of 0.5 million shares of this series, with a recorded value of $25, is outstanding. Dividends amounted to $3 in 1995; $7 in 1994; and $9 in 1993.

  Shares issued under this series are non-voting, have cumulative dividends and have a $50 per share liquidation preference over the Company's common stock.

  The Company's former series of Twenty-Year Preferred Stock was redeemed in 1994 for $184, including a premium of $11. Dividends amounted to $5 in 1994 and $14 in 1993.

Convertible Preferred Stock. As more fully described in Note 12 on Page 71, the Company sold, for $785, 10 million shares of its new Series B Convertible Preferred Stock (ESOP shares) in 1989 in connection with the establishment of its ESOP. At December 31, 1995, 9.4 million of these shares remain outstanding. As employees with vested ESOP shares leave the Company, these shares are redeemed by the Company. The Company has the option to settle such redemptions with either shares of common stock or cash.

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

[PHOTO]

JENNIFER POWELL
Rank Xerox
Corporate Communications

  16 Common Shareholders' Equity

The components of common shareholders' equity and the changes therein for the three years ended December 31, 1995 follow:

                                                                                           Net Unrealized
                                             Common Stock        Additional                Gain (Loss) on
                                          -------------------       Paid-In    Retained        Investment     Translation
(Shares in thousands)                     Shares       Amount       Capital    Earnings        Securities     Adjustments    Total
                                          -------      ------       -------    --------        ----------     -----------    -----
  BALANCE AT DECEMBER 31, 1992            95,066       $   96       $  650      $3,282           $    6          $(159)      $3,875
  Issuance of common stock, net of
   issuance costs                          8,050            8          571                                                      579
  Stock option and incentive plans           861            1           57                                                       58
  Xerox Canada Inc. exchangeable stock        65            1           34           3                                           38
  Convertible securities                      80
  Net loss                                                                        (126)                                        (126)
  Cash dividends declared
     Common stock ($3.00 per share)                                               (304)                                        (304)
     Preferred stock (See Note 15 on
     Page 74)                                                                      (85)                                         (85)
  Tax benefits on ESOP dividends                                                    23                                           23
  Translation adjustments--net of
    minority shareholders' interests
    of $(24)                                                                                                       (86)         (86)
                                         -------       ------       -------    --------        ----------     -----------     -----
  BALANCE AT DECEMBER 31, 1993           104,122          106        1,312       2,793                6           (245)       3,972
  Stock option and incentive plans         1,056            1           94          (3)                                          92
  Xerox Canada Inc. exchangeable stock       653
  Convertible securities                     162
  Net income                                                                       794                                          794
  Cash dividends declared
     Common stock ($3.00 per share)                                               (322)                                        (322)
     Preferred stock (See Note 15 on
     Page 74)                                                                      (73)                                         (73)
  Tax benefits on ESOP dividends                                                    19                                           19
  Call premium on preferred stock
     (See Note 15 on Page 74)                                                      (11)                                         (11)
  Net unrealized loss on investment
      securities                                                                                   (439)                       (439)
  Translation adjustments--net of
      minority shareholders' interests
      of $93                                                                                                       145          145
                                         -------       ------       -------    --------        ----------     -----------    ------
 BALANCE AT DECEMBER 31, 1994            105,993          107        1,406       3,197             (433)          (100)       4,177
 Stock option and incentive plans          1,654            2          146         (11)                                         137
 Xerox Canada Inc. exchangeable stock        455
 Convertible securities                      241
 Net loss                                                                         (472)                                        (472)
 Net loss during stub period                                                       (21)                                         (21)
 Cash dividends declared
     Common stock ($3.00 per share)                                               (327)                                        (327)
     Preferred stock (See Note 15 on
     Page 74)                                                                      (62)                                         (62)
  Tax benefits on ESOP dividends                                                    17                                           17
  Net unrealized gain on investment
     securities                                                                                     432                         432
  Translation adjustments--net of
     minority shareholders'
     interests of $17                                                                                               (3)          (3)

                                         -------       ------       -------    --------        ----------     -----------    ------
  BALANCE AT DECEMBER 31, 1995           108,343       $  109       $1,552      $2,321        $      (1)         $(103)      $3,878
                                         =======       ======       =======    ========        ==========     ===========    ======

Common Stock. The Company has 350 million authorized shares of common stock, $1 par value. At December 31, 1995 and 1994, 2.6 and 3.9 million shares, respectively, were reserved for issuance under the Company's incentive compensation plans. In addition, at December 31, 1995, 0.9 million common shares were reserved for the conversion of $53 of convertible debt and 9.4 million common shares were reserved for conversion of ESOP-related Convertible Preferred Stock.

  In January 1996, the Board of Directors approved a three-for-one stock split of the Company's common stock, subject to shareholder approval of an increase in the number of authorized shares from 350 million shares to 1,050 million shares. Given shareholder approval, this action will become effective shortly after the 1996 annual shareholders' meeting.

  In June 1993, the Company completed a public offering of 8.05 million shares of its common stock in the U.S. and abroad, at a price of $74.25 per share. The proceeds of the offering, after deducting underwriting commissions, were approximately $580 or $72.10 per newly issued share, and were used to retire commercial paper.

Stock Option And Long-Term Incentive Plans. The Company has a long-term incentive plan whereby eligible employees may be granted incentive stock options, nonqualified stock options, incentive stock rights, stock appreciation rights (SARs) and performance unit rights. Subject to vesting and other requirements, SARs and performance unit rights are typically paid in cash, and stock options and incentive stock rights are settled with newly issued or treasury shares of the Company's common stock. Substantially all long-term incentive compensation plan awards in recent years have been in the form of non-qualified stock options, performance units and incentive stock rights. Eligible employees typically receive equal amounts of options and performance units. Stock options granted prior to December 31, 1995, normally vest in two years and normally expire five years from the date of grant. Stock options granted subsequent to December 31, 1995, will vest in three years and will expire eight years from the date of grant. Because the exercise price of the options is equal to the market value of the Company's common stock on the date of grant, option awards do not result in a charge to expense. The value of each performance unit is typically

[PHOTO]

SAM LEE
Office of the General Counsel
based upon the level of return on assets during the year in which granted. Performance units ratably vest in the three years after the year awarded.


  At December 31, 1995 and 1994, 3.7 and 4.3 million shares, respectively, were available for grant of options or rights. The following table provides information relating to the status of, and changes in, options granted:

                                       1995             1994
                                  ---------------  ---------------
                                          Average          Average
                                    Stock  Option    Stock  Option
(Options in thousands)            Options   Price  Options   Price
                                  -------  ------  -------  ------
  Outstanding at January 1          3,242    $ 84    3,210     $75
  Granted                           1,836     110    1,168      98
  Canceled                            (76)    101      (51)     87
  Exercised                        (1,364)     79   (1,032)     72
  Surrendered for SARs                (40)     47      (53)     51
                                   ------            -----
  Outstanding at December 31        3,598     100    3,242      84
                                   ======            =====
  Exercisable at
     December 31, 1995              1,195
                                   ======
  Becoming exercisable in 1996      1,275
                                   ======

During 1995, Xerox Canada Inc. established an executive rights plan, which grants participants at the executive level rights to acquire the Company's common stock at the participants' option. The vesting, expiration, and exercise price of each right are the same as stock options in the Company's long-term incentive plans. No rights were granted or exercised under this plan during 1995.


Xerox Canada Inc. Exchangeable Class B Stock. In 1989, the shareholders of Xerox Canada Inc. (XCI), a then 79 percent-owned subsidiary of the Company, approved a restructuring plan which, among other provisions, amend- ed the provisions of XCI's Common Shares. The XCI Common Shares had previously been owned by public shareholders and represented the 21 percent of XCI not owned by the Company. As a result of the approved restructuring plan, in 1989 a majority of the XCI public shareholders became owners of XCI's new Non-Voting Exchangeable Class B Shares (Exchangeable Shares) with a right to exchange three Exchangeable Shares for one share of the common stock of the Company. In 1993, the remaining XCI public shareholder entered into the restructuring plan. As a result, the Company's shareholders' equity was increased by $38. At December 31, 1995, the Company has reserved 1.3 million shares of the Company's common stock for purposes of this exchange.
--------------------------------------------------------------------------------
  [PHOTO]
Pictured here are three ribbons with the words "1995 Major Awards Honors."

THE SECRETARY OF THE U. S. DEPARTMENT OF LABOR'S OPPORTUNITY 2000 AWARD TO XEROX FOR MULTIFACETED AFFIRMATIVE ACTION AND DIVERSITY PROGRAMS

THE DEPARTMENT OF LABOR'S FIRST PERKINS/DOLE GLASS CEILING AWARD TO XEROX FOR SUCCESSFUL RECRUITMENT AND DEVELOPMENT OF MINORITIES AND WOMEN AND FOR EXPANDING POLICIES AND PRACTICES IN ORDER TO REMOVE BARRIERS FACED BY MINORITIES AND WOMEN

MONEY MAGAZINE NAMED XEROX TOPS AMONG LARGE U.S. COMPANIES WITH THE BEST
BENEFITS

HISPANIC MAGAZINE, HONORED XEROX ON "HISPANIC 100" LIST OF COMPANIES THAT PROVIDE THE MOST OPPORTUNITIES FOR HISPANICS

WORKING MOTHER MAGAZINE HONOR TO XEROX FOR COMMITMENT TO WORKING MOTHERS

ASAHI SHIMBUN FOUNDATION, CORPORATE CITIZENSHIP AWARD TO FUJI XEROX

JAPAN MINISTER FOR INTERNATIONAL TRADE AND INDUSTRY, AWARD TO FUJI XEROX FOR WORKING ENVIRONMENT

NATIONAL QUALITY AWARD, XEROX URUGUAY

QUALITY SCOTLAND BUSINESS EXCELLENCE AWARD,
RANK XEROX (SCOTLAND)

NATIONAL QUALITY AWARD IN PORTUGAL TO RANK XEROX IN 1995. THIS 1994 EXCELLENCE AWARD WAS THE FIRST TO BE PRESENTED IN PORTUGAL

NATIONAL WILDLIFE FEDERATION, CORPORATE CONSERVATION COUNCIL ENVIRONMENTAL ACHIEVEMENT AWARD TO XEROX CORPORATION

GERMAN BLUE ANGEL ENVIRONMENTAL LABEL AWARD TO RANK XEROX FOR THE XEROX 5614 AND 5352 COPIERS

U.S. ENVIRONMENTAL PROTECTION AGENCY - STRATOSPHERIC OZONE PROTECTION AWARD TO XEROX FOR EXEMPLARY EFFORTS TO PROTECT THE OZONE LAYER

FRENCH NATIONAL AGENCY OF ENVIRONMENT AND ENERGY MANAGEMENT, MARQUE RETOUR AWARD TO RANK XEROX FRANCE

ALL-JAPAN INVITATIONAL QC CIRCLE CONVENTION GOLD AWARD TO FUJI XEROX

USA WEEKEND NATIONAL 'MAKE A DIFFERENCE DAY' AWARD TO A ROCHESTER-BASED GROUP
OF XEROX EMPLOYEE VOLUNTEERS WHO COLLECTED SEVERAL TRACTOR TRAILER-LOADS OF NEARLY NEW ITEMS THAT WERE SOLD FOR NICKLES AND DIMES AT "THE FRIENDSHIP BARGAIN BAZAAR" TO RESIDENTS OF ONE OF ROCHESTER'S NEEDIEST COMMUNITIES

Quarterly Results of Operations
(Unaudited)

                                                               First      Second       Third      Fourth
(In millions, except per-share data)                         Quarter     Quarter     Quarter     Quarter     Full Year
                                                             -------     -------     -------     -------     ---------
1995
 Revenues                                                     $3,770      $4,054      $4,027     $ 4,760       $16,611
 Costs and expenses                                            3,403       3,642       3,612       4,107        14,764
                                                              ------      ------      ------     -------       -------
 Income before income taxes,
  equity income and minorities' interests                        367         412         415         653         1,847
  Income taxes                                                   142         160         160         153           615
  Equity in net income of unconsolidated affiliates               13          51          38          30           132
  Minorities' interests in earnings of subsidiaries               51          49          37          53           190
                                                              ------      ------      ------     -------       -------
 Income from continuing operations                               187         254         256         477         1,174
  Discontinued operations                                        (40)        (16)        (20)     (1,570)       (1,646)
                                                              ------      ------      ------     -------       -------
 Net income (loss)                                            $  147      $  238      $  236     $(1,093)      $  (472)
                                                              ======      ======      ======     =======       =======
 Primary earnings (loss) per share
  Continuing operations                                       $ 1.60      $ 2.21      $ 2.21     $  4.18       $ 10.20
  Discontinued operations                                       (.37)       (.14)       (.18)     (14.20)       (14.89)
                                                              ------      ------      ------     -------       -------
 Primary earnings per share                                   $ 1.23      $ 2.07      $ 2.03     $(10.02)      $ (4.69)
                                                              ======      ======      ======     =======       =======
 Fully diluted earnings (loss) per share/1/
  Continuing operations                                       $ 1.54      $ 2.09      $ 2.09     $  3.91       $  9.63
  Discontinued operations                                       (.34)       (.13)       (.16)     (14.20)       (14.89)
                                                              ------      ------      ------     -------       -------
 Fully diluted earnings per share                             $ 1.20      $ 1.96      $ 1.93     $(10.29)      $ (5.26)
                                                              ======      ======      ======     =======       =======

1994
 Revenues                                                     $3,271      $3,584      $3,636     $ 4,597       $15,088
 Costs and expenses                                            3,009       3,274       3,290       4,001        13,574
                                                              ------      ------      ------     -------       -------
 Income before income taxes,
  equity income and minorities' interests                        262         310         346         596         1,514
  Income taxes                                                   104         121         136         234           595
  Equity in net income of unconsolidated affiliates                5          33          25          25            88
  Minorities' interests in earnings of subsidiaries               32          55          50          76           213
                                                              ------      ------      ------     -------       -------
 Income from continuing operations                               131         167         185         311           794
  Discontinued operations                                         (2)          1           1           -             -
                                                              ------      ------      ------     -------       -------
 Net income                                                   $  129      $  168      $  186     $   311       $   794
                                                              ======      ======      ======     =======       =======
 Primary earnings (loss) per share
  Continuing operations                                       $ 1.07      $ 1.30      $ 1.60     $  2.76       $  6.73
  Discontinued operations                                       (.02)        .01         .01           -             -
                                                              ------      ------      ------     -------       -------
 Primary earnings per share                                   $ 1.05      $ 1.31      $ 1.61     $  2.76       $  6.73
                                                              ======      ======      ======     =======       =======
 Fully diluted earnings (loss) per share
  Continuing operations                                       $ 1.04      $ 1.27      $ 1.53     $  2.60       $  6.44
  Discontinued operations                                       (.01)        .01           -           -             -
                                                              ------      ------      ------     -------       -------
 Fully diluted earnings per share                             $ 1.03      $ 1.28      $ 1.53     $  2.60       $  6.44
                                                              ======      ======      ======     =======       =======

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

  The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets regularly with the independent auditors, the internal auditors and representatives of management to review audits, financial reporting and internal control matters, as well as the nature and extent of the audit effort. The Audit Committee also recommends the engagement of independent auditors, subject to shareholder approval. The independent auditors and inter-nal auditors have free access to the Audit Committee.


/s/ Paul A. Allaire

Paul A. Allaire
Chairman of the Board and
Chief Executive Officer


/s/ Barry D. Romeril

Barry D. Romeril
Executive Vice President and
Chief Financial Officer



Report Of Independent Auditors

To the Board of Directors and Shareholders of Xerox Corporation

We have audited the consolidated balance sheets of Xerox Corporation and consolidated subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, the consolidated financial statements appearing on Pages 32, 41, 46, and 54-77 present fairly, in all material respects, the financial position of Xerox Corporation and consolidated subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

/s/ KPMG PEAT MARWICK LLP

  KPMG PEAT MARWICK LLP

  Stamford, Connecticut
  January 24, 1996

  Ten Years In Review

(Dollars in millions, except
 per-share data)                      1995     1994     1993      1992       1991
Per-Share Data

Earnings (loss) from continuing
 operations
    Primary                        $ 10.20  $  6.73  $ (2.50)  $  5.21   $   3.72
    Fully diluted                     9.63     6.44    (2.50)     5.21       3.69
Dividends declared                    3.00     3.00     3.00      3.00       3.00

Operations

Revenues                           $16,611  $15,088  $14,229   $14,298   $ 13,438
Research and development expenses      951      895      883       922        890
Income (loss) from continuing
 operations                          1,174      794     (193)      562        436
Net income (loss)                     (472)     794     (126)   (1,020)       454

Financial Position

Accounts and finance
 receivables, net                  $12,369  $11,759  $10,565   $10,250   $  8,952
Inventories                          2,646    2,294    2,162     2,257      2,091
Land, buildings and equipment,
 net                                 2,092    2,108    2,219     2,150      1,950
Investment in discontinued
 operations                          4,810    7,904    8,841     8,652      9,164
Total assets                        25,969   27,278   26,999    25,792     24,342
Consolidated capitalization
    Short-term debt                  3,265    3,159    2,698     2,533      2,038
    Long-term debt                   8,148    7,355    7,386     8,105      7,825
    Total debt                      11,413   10,514   10,084    10,638      9,863
    Deferred ESOP benefits            (547)    (596)    (641)     (681)      (720)
    Minorities' interests in
     equity of subsidiaries            745    1,021      844       885        818
    Preferred stock                    763      832    1,066     1,072      1,078
    Common shareholders' equity      3,878    4,177    3,972     3,875      5,140
    Total capitalization            16,252   15,948   15,325    15,789     16,179

Selected Data and Ratios

Common shareholders of record at
 year-end                           54,262   56,414   65,820    68,877     71,213
Book value per common share/1/     $ 35.48  $ 38.86  $ 37.69   $ 40.19   $  54.43
Year-end common share market
 price                             $137.00  $ 99.00  $ 88.13   $ 79.25   $  68.50
Employees at year-end               85,200   87,600   97,000    99,300    100,900
Working capital                    $ 2,834  $ 2,411  $ 2,357   $ 2,578   $  2,282
Current ratio                          1.4      1.4      1.4       1.5        1.5
Additions to land, buildings and
 equipment                         $   438  $   389  $   470   $   582   $    467
Depreciation on land, buildings
 and equipment                     $   376  $   446  $   437   $   418   $    397

  *  Data that conforms with the 1995 basis of presentation were not available.

/1/ Book value per common share is computed by dividing common shareholders' equity by outstanding common shares plus common shares reserved for the conversion of the Xerox Canada Inc. Exchangeable Class B stock.

  Ten Years In Review

(Dollars in millions, except
 per-share data)                                           1990      1989       1988     1987      1986
Per-Share Data

Earnings (loss) from continuing
 operations
    Primary                                             $  5.44   $  4.39   $   1.13  $  3.06  $   2.73
    Fully diluted                                          5.21      4.36       1.13     3.05      2.73
Dividends declared                                         3.00      3.00       3.00     3.00      3.00

Operations

Revenues                                                $13,210   $12,095   $ 11,354  $10,537  $  9,493
Research and development expenses                           848       809        794      722       650
Income (loss) from continuing
 operations                                                 599       488        148      353       316
Net income (loss)                                           243       704        388      578       465

Financial Position

Accounts and finance
 receivables, net                                       $ 8,016   $ 7,272   $  6,109  $ 4,948  $  3,887
Inventories                                               2,148     2,413      2,558    2,286     2,459
Land, buildings and equipment,
 net                                                      1,851     1,781      1,803    1,639     1,491
Investment in discontinued
 operations                                               9,695         *          *        *         *
Total assets                                             24,116         *          *        *         *
Consolidated capitalization
    Short-term debt                                       1,828     1,482      1,174        *         *
    Long-term debt                                        8,726     9,247      6,675        *         *
    Total debt                                           10,554    10,729      7,849    5,771     4,343
    Deferred ESOP benefits                                 (756)     (785)         -        -         -
    Minorities' interests in
     equity of subsidiaries                                 832       715        806      655       565
    Preferred stock                                       1,081     1,081        296      442       442
    Common shareholders' equity                           5,051     5,035      5,371    5,105     4,687
    Total capitalization                                 16,762    16,775     14,322   11,973    10,037

Selected Data and Ratios

Common shareholders of record at
 year-end                                                74,994    78,876     84,864   86,388    90,437
Book value per common share/1/                          $ 53.73   $ 53.59   $  52.22  $ 51.00  $  48.00
Year-end common share market
 price                                                  $ 35.50   $ 57.25   $  58.38  $ 56.63  $  60.00
Employees at year-end                                    99,000    99,000    100,000   99,200   100,400
Working capital                                         $ 2,537         *          *        *         *
Current ratio                                               1.6         *          *        *         *
Additions to land, buildings and
 equipment                                              $   405   $   390   $    418  $   347  $    328
Depreciation on land, buildings
 and equipment                                          $   372   $   370   $    369  $   320  $    283

  *  Data that conforms with the 1995 basis of presentation were not available.

/1/ Book value per common share is computed by dividing common shareholders' equity by outstanding common shares plus common shares reserved for the conversion of the Xerox Canada Inc. Exchangeable Class B stock.


Dividends And Stock Prices

Consecutive Dividends Paid To Shareholders

During 1995, dividends paid to the Company's common stock shareholders totaled $3.00 per share, unchanged from 1994 and 1993. Xerox has declared dividends to its shareholders for 66 consecutive years and has paid consecutive quarterly dividends since 1948.

  The Company's Board of Directors, at a special meeting held January 23, 1996, declared dividends on Xerox common stock at an increased rate of $.87 per share, a 16 percent increase from the prior quarterly rate of $.75 per share. At its February 5, 1996 meeting, the Board declared dividends on the Company's two issues of preferred stock, unchanged from previous quarterly payments. Payments on the $3.6875 Ten-Year Sinking Fund Preferred are $0.921875 per share. Payments on the Series B Convertible Preferred, which was issued in July 1989 in connection with the formation of a Xerox Employee Stock Ownership Plan, are $1.5625 per share. All of these dividends are payable April 1 to shareholders of record March 1.

  At its January 23 meeting, the Board of Directors also approved a three-for-one stock split and an increase in the authorized number of common shares to
1.05 billion from 350 million, subject to shareholder approval at the May 16, 1996 Annual Meeting of Shareholders. If approved by the shareholders, the effective date of the split will be shortly after the Annual Meeting and the annualized dividend on each share of stock will then be $1.16.

  On April 1, 1996, the Company will redeem all outstanding shares of the $3.6875 Ten-Year Sinking Fund Preferred stock at a price of $50. Dividends on the stock will cease to accrue on April 1. Notices of redemption were mailed to holders of the stock on February 26, 1996.


                    XEROX COMMON STOCK PRICES AND DIVIDENDS

New York Stock Exchange               First    Second     Third     Fourth
Composite Prices                    Quarter   Quarter   Quarter    Quarter
--------------------------------------------------------------------------
  1995    High                     $120 1/2  $125 7/8  $134 3/4  $144 5/8
          Low                        96 1/2   109 3/4   109 3/4   126
          Dividends Paid            .75       .75       .75       .75

  1994    High                     $103 1/4  $104 3/4  $109 3/8  $112 3/4
          Low                        87 3/4    93 7/8    97        91 1/2
          Dividends Paid            .75       .75       .75       .75
--------------------------------------------------------------------------

                        XEROX $3.6875 TEN-YEAR SINKING FUND
                       PREFERRED STOCK PRICES AND DIVIDENDS

New York Stock Exchange               First    Second     Third    Fourth
Composite Prices                    Quarter   Quarter   Quarter   Quarter
-------------------------------------------------------------------------
  1995    High                     $ 54 1/2  $ 54      $ 54      $  56
          Low                        49        49        49 1/2     50
          Dividends Paid            .921875   .921875   .921875   .921875

  1994    High                     $ 54      $ 55 1/2  $ 55      $  54
          Low                        50 1/2    50 1/2    50         50
          Dividends Paid            .921875   .921875   .921875   .921875
-------------------------------------------------------------------------

Stock Listed And Traded

Xerox common stock (XRX) is listed on the New York Stock Exchange and the Chicago Stock Exchange. It is also traded on the Boston, Cincinnati, Pacific Coast and Philadelphia exchanges and in London, Basel, Berne, Geneva, Lausanne and Zurich.
                                                                              81