Form 10-K, Exhibit 13
period 1996-12-31
XEROX CORP
filed 1997-03-27
CIK 108772

                                                                      EXHIBIT 13

Consolidated Statements of Income

Year ended December 31 (in millions, except per-share data)                           1996                1995               1994
                                                                                    ================================================

--------------------------------------------------------------------------------------------
Revenues
   Sales                                                                            $  9,285            $  8,750            $  7,823

   Service and rentals                                                                 7,078               6,830               6,255

   Finance income                                                                      1,015               1,008               1,006

                                                                                    ------------------------------------------------

   Total Revenues                                                                     17,378              16,588              15,084

                                                                                    ------------------------------------------------

Costs and Expenses
   Cost of sales                                                                       5,132               4,984               4,668

   Cost of service and rentals                                                         3,591               3,442               3,028

   Equipment financing interest                                                          513                 507                 502

   Research and development expenses                                                   1,044                 949                 895

   Selling, administrative and general expenses                                        5,074               4,719               4,363

   Gain on affiliates' sales of stock, net                                               (11)                 --                  --

   Other, net                                                                             91                 138                 114

                                                                                    ------------------------------------------------

   Total Costs and Expenses                                                           15,434              14,739              13,570

                                                                                    ------------------------------------------------

Income before Income Taxes, Equity Income and
   Minorities' Interests                                                               1,944               1,849               1,514

   Income Taxes                                                                          700                 615                 595

   Equity in Net Income of Unconsolidated Affiliates                                     123                 131                  88

   Minorities' Interests in Earnings of Subsidiaries                                     161                 191                 213

                                                                                    ------------------------------------------------

Income from Continuing Operations                                                      1,206               1,174                 794

   Discontinued Operations                                                                --              (1,646)                 --

                                                                                    ------------------------------------------------

Net Income (Loss)                                                                   $  1,206            $   (472)           $    794

                                                                                    ================================================

Primary Earnings (Loss) per Share
--------------------------------------------------------------------------------------------
   Continuing Operations                                                            $   3.49            $   3.40            $   2.24

   Discontinued Operations                                                              --                 (4.96)               --
                                                                                    ------------------------------------------------

Primary Earnings per Share                                                          $   3.49            $  (1.56)           $   2.24

                                                                                    ================================================

Fully Diluted Earnings (Loss) per Share
--------------------------------------------------------------------------------------------
   Continuing Operations                                                            $   3.31            $   3.21            $   2.15

   Discontinued Operations                                                              --                 (4.96)               --
                                                                                    ------------------------------------------------

Fully Diluted Earnings per Share                                                    $   3.31            $  (1.75)           $   2.15

                                                                                    ================================================



The accompanying notes on pages 48 to 67 are an integral part of the consolidated financial statements.

Our Results of Operations and Financial Condition

Summary of Total Company Results

Document Processing revenues grew 6 percent on a pre-currency basis to $17.4 billion in 1996, driven by 10 percent growth in equipment sales and 47 percent growth in document outsourcing. Service and rental revenues were essentially unchanged from 1995. The strong equipment sales growth is the direct result of our investments in sales coverage and marketing support, and excellent customer acceptance of our new digital products. Revenues increased 7 percent on a pre-currency basis to $16.6 billion in 1995 and 7 percent to $15.1 billion in 1994.

     Beginning in 1995, the results of our Insurance operations were accounted for as discontinued operations. The Document Processing business is now the only component of continuing operations.

   The following table summarizes net income and earnings per share (EPS):


(In millions)                               1996           1995            1994
-------------------------------------------------------------------------------
Document Processing before
   Brazil tax gain                     $   1,206      $   1,076       $     794
Brazil tax gain                               --             98              --
-------------------------------------------------------------------------------
Continuing operations                      1,206          1,174             794
Discontinued operations                       --         (1,646)             --
-------------------------------------------------------------------------------
Net Income (Loss)                      $   1,206      $    (472)      $     794
===============================================================================
Fully Diluted EPS
Document Processing
   before Brazil tax gain              $    3.31      $    2.94       $    2.15
Brazil tax gain                               --            .27              --
-------------------------------------------------------------------------------
Continuing operations                       3.31           3.21            2.15
Discontinued operations                       --          (4.96)             --
-------------------------------------------------------------------------------
Fully Diluted EPS                      $    3.31      $   (1.75)      $    2.15
===============================================================================


Document Processing income increased in 1996 by 12 percent and in 1995 by 36 percent, both before a $98 million gain from a reduction in the Brazilian tax rate in 1995.

     Fully diluted earnings per share for continuing operations increased 13 percent in 1996 and 37 percent in 1995, both before the Brazilian tax gain. The earnings per share have been adjusted to reflect the 3 for 1 stock split effective June 6, 1996.

   Quarterly results of operations for 1996 and 1995 are shown on page 68.

     The results for discontinued operations in 1996 were charged to reserves previously established for such purposes and did not affect our reported net income. Discontinued operations had a loss of $1.646 billion in 1995 compared with break-even results in 1994. The 1995 results include fourth quarter after-tax charges of $1.546 billion as a result of the discontinuance of the Insurance segment. These charges consisted of a non-cash loss of $978 million and $568 million primarily to cover additional insurance loss reserves and all estimated future expenses associated with excess of loss reinsurance coverage.

                              [CHART APPEARS HERE]

            Continuing Operations Fully Diluted Earnings Per Share*

                              1994           $2.15
                              1995           $2.94
                              1996           $3.31

* Before special items

Document Processing

Underlying Growth

To understand the trends in the business, we believe that it is helpful to adjust revenue and expense growth (except for ratios) to exclude the impact of changes in the translation of foreign currencies into U.S. dollars. We refer to this adjusted growth as "underlying growth."

                    [Pictured here is a flat panel display]


dpiX flat-panel display

Malcolm J. Thompson, Gayathri Sundaresan and Pedro Goncalves, dpiX, with a dpiX flat-panel display that shows lifelike computer images and text as sharp as the output from a laser printer. A new Eagle-5 cockpit avionics display gives fighter aircraft a tactical edge with video and high resolution infrared imagery.

dpiX, a Xerox New Enterprise company, designs and manufactures high-performance products for image capture and display. dpiX has produced advanced flat-panel displays that provide image resolution of 300 dots per inch over an area the size of an 8.5-inch by 11-inch page. These displays are being used for detail-critical applications, such as mapping, image analysis, avionics and high-end computer graphics.

     dpiX FlashScan X-ray image sensors replace X-ray film in medical imaging systems, enabling a fully digital system for faster patient diagnosis. X-ray images are captured in a fraction of a second and can be analyzed immediately on a computer screen.

     dpiX image capture-and-display products are an example of our effort to capitalize on the most promising technological breakthroughs from our research organizations. dpiX is part of Xerox New Enterprises, our business development arm that focuses on high-growth-potential new technology ventures. Ultimately, these companies either will be merged into the Xerox mainstream, become majority owned, become publicly traded subsidiaries or be sold. In 1996, we concluded two successful Initial Public Offerings to launch Documentum and Document Sciences as publicly traded companies.


     A substantial portion of our consolidated revenues is derived from operations outside of the United States where the U.S. dollar is not the functional currency, primarily in Europe. When compared with the major European currencies, the U.S. dollar was on average approximately 2 percent stronger in 1996, 10 percent weaker in 1995 and 2 percent stronger in 1994. As a result, foreign currency translation had an unfavorable impact of 1 percentage point on total revenues in 1996, a favorable impact of 3 percentage points on revenues in 1995, and an unfavorable impact of 1 percentage point in 1994.

     Revenues denominated in currencies where the local currency is the functional currency are not hedged for purposes of translation into U.S. dollars.

Revenues by Product Category

                                                        Underlying Growth
                                                 -------------------------------
                                                 1996          1995         1994
--------------------------------------------------------------------------------
Total Revenues                                     6%            7%           7%
================================================================================
Digital products                                  23            17           20
Light lens copiers                                (1)            2            4
Paper and other products                          --            14            3
================================================================================

Revenues from digital products, composed of production publishing, color copying and printing, data center printing, multifunction products and network printing, represented 30 percent of total revenues in 1996, 25 percent in 1995 and 22 percent in 1994. Revenues from light lens copying represented 56 percent of total revenues in 1996, 59 percent in 1995 and 63 percent in 1994. The revenues from paper and other products were 14 percent of total revenues in 1996, 16 percent in 1995 and 15 percent in 1994.

     Total revenues from the DocuTech family of production publishing products reflected excellent growth to approximately $1.8 billion in 1996 from $1.4 billion in 1995 and $1.1 billion in 1994. Revenues from color products reflected excellent growth to approximately $1.0 billion in 1996, $600 million in 1995 and $400 million in 1994.

     The DocuColor 40 and the Document Centre Systems family contributed 3 percentage points to the digital product revenue growth of 23 percent in 1996. The DocuColor 40, which was introduced in early 1996, copies and prints at 40 full-color pages per minute and is the industry's fastest and most affordable digital color document production system. Document Centre Systems products, which were introduced in late 1995, can print, scan, fax and copy documents for workgroups, with all operations managed over the network from each user's personal computer or on a walk-up basis. Revenues from these products accelerated throughout 1996 and contributed 6 percentage points to the digital product revenue growth of 26 percent in the fourth quarter.

     The decline in light lens copier revenue growth reflects several important factors, including price pressures and difficult economic environments in Europe and a number of emerging markets. Over time, digital products will take an increasing share of total revenues. The fluctuations in other products revenues were principally due to swings in paper prices and OEM sales.

Revenues by Geography

Geographically, the underlying revenue growth rates were:

                                                         Underlying Growth
                                                --------------------------------
                                                 1996         1995          1994
--------------------------------------------------------------------------------
Total Revenues                                    6%            7%            7%
================================================================================
United States                                     6             3             7
Rank Xerox                                        1             8             7
Other Areas                                      10            16             7
Memo: Fuji Xerox                                 12            10             5
================================================================================

United States revenues were 49 percent of total revenues in 1996 which is consistent with prior years. Revenues of Rank Xerox Limited and related companies (Rank Xerox), which manufacture and market our products in eastern hemisphere countries, were 31 percent of total revenues. Revenues of Other Areas, which primarily include operations principally in Latin America and Canada, were 20 percent of total revenues.

     Revenue growth in the United States was driven by excellent growth in equipment sales of digital products and good growth in equipment sales of light lens copiers. The decline in U.S. revenue growth in 1995 principally reflects disruption in the sales force.

                       [Pictured here is a Xerox copier]

X Team members (left to right) are: Tony Jalali, Steven Lee, Kamran Rahbaran and Karen LaPointe. What's an X Team? It is the Xerox designation for the highest level of team achievement for an empowered team.

     The decline in revenue growth in Rank Xerox in 1996 reflects weak economic environments principally in France, Germany, the U.K. and Spain.

     The strong revenue growth in the Other Areas reflects excellent growth in Brazil, strong growth in Canada and Mexico, and revenue declines in the rest of Latin America and China due to difficult economic environments. The improved revenue growth in the Other Areas in 1995 is attributable, in part, to a strong demand in Brazil, partially offset by a significant revenue decline in Mexico due to currency and the continuing economic disruption following devaluation of the Mexican peso in December 1994. Our revenues in Brazil were approximately $1.6 billion in 1996, $1.3 billion in 1995 and $0.9 billion in 1994.

     Fuji Xerox Co., Ltd., an unconsolidated joint venture between Rank Xerox Limited and Fuji Photo Film Company Limited, develops, manufactures and distributes document processing products in Japan and other areas of the Pacific Rim, Australia and New Zealand. The strong revenue growth in 1996 and 1995 reflects excellent growth in the Asia Pacific countries and strong growth in Japan driven by excellent growth in digital product sales.

                 [Pictured here are two Fuji Xerox employees]

No. 1 In Color

Fuji Xerox continues to focus on networked color and multifunction products in all global business areas. It achieved a No. 1 ranking in domestic market share in terms of the number of shipped units of digital color copiers.

                             [CHART APPEARS HERE]


          Equipment                  Non-Equipment                Total Xerox
          Sales Growth               Revenue Growth               Revenue Growth
          (Pre-currency)             (Pre-currency)               (Pre-currency)
          --------------             --------------               --------------
1994           10%                         5%                           7%
1995            6%                         7%                           7%
1996           10%                         4%                           6%

Revenues by Type

                                                         Underlying Growth
                                                   -----------------------------
                                                   1996        1995         1994
--------------------------------------------------------------------------------
Total Revenues                                       6%          7%          7%
================================================================================
Equipment sales (excluding OEM)                     10           6          10
Non-equipment revenues                               4           7           5
   Supplies                                          6           9          11
   Paper                                            (7)         39           4
   Service                                          --           2           4
   Rentals                                          --           1          (1)
   Document outsourcing*                            47          46          34
   Finance income                                    1          (4)         (4)
================================================================================

*  Excludes outsourcing contracts that are accounted for as equipment sales.

The improvement in equipment sales revenue growth (excluding OEM sales) in 1996 from 1995 was due to a significant acceleration in sales of production publishing and color copying and printing products, particularly in the U.S. The lower growth in equipment sales in 1995 principally reflected disruption in the U.S. sales force. The growth in 1994 reflected excellent growth in production publishing and a near doubling of color copier and printer equipment sales.

     Non-equipment revenues from supplies, paper, service, rentals, document outsourcing and income from customer financing represented 66 percent of total revenues in 1996, and 67 percent in 1995 and 1994. Growth in these revenues is primarily a function of the growth in our installed population of equipment, usage and pricing.

     Supplies: Good growth was maintained in 1996, although at a lower rate than 1995. The decline in growth is due principally to customer preference for document outsourcing and weak economic environments in some countries in Europe and Latin America.

     Paper: The decline in 1996 is the result of lower wholesale prices which were partially offset by volume increases. The significant improvement in the growth rate in 1995 is primarily due to higher prices after several years of declining prices. Our strategy is to charge a spread over mill wholesale prices to cover our costs and value added as a distributor.

     Service: The declining growth reflects the substitutive impact of customer preference for document outsourcing as well as competitive price pressures.

         [Pictured here is Xerox recycled paper and a Xerox employee]

Revenues from the sale of paper and related equipment supplies continue to contribute to overall revenues and profit growth. Customers continue to look to Xerox for their media needs and equipment supplies to insure maximum performance and output quality with their equipment. Photographed here with Xerox recycled paper is Lisa Miura, Printing Systems Operations.

     Rental: Outside the U.S., rental revenues have declined reflecting the long-term trend to increasing equipment sales. This decline has been offset by strong growth in the U.S. where there has been an increasing trend toward cost-per-copy rental plans, which adversely affects up-front equipment sales, as well as service revenues and finance income.

     Document Outsourcing: The excellent growth reflects the trend of customers to focus on their core businesses and outsource their document processing requirements to Xerox. In part, this has the effect of diverting revenues from up-front equipment sales as well as supplies, service and finance income. This trend reduces current period total revenues but increases revenues in future periods.

     Finance income: In 1996, the strong growth in the financing of equipment sales in Latin America offset the impact on financing contracts of the continuing decline in interest rates and the increasing customer preference for document outsourcing rather than purchase and finance. Approximately 80 percent of customers finance purchases of equipment through Xerox in the U.S. and 75 percent in Western Europe. Our strategy for financing equipment sales is to charge a spread over our cost of borrowing and to lock in that spread by match funding the finance receivables with borrowings of similar maturities.

Restructuring

The activities associated with the 1993 restructuring program have reduced employment by 14,000. We have achieved our restructuring program objectives with pre-tax cost reductions of approximately $350 million in 1994, $650 million in 1995 and $770 million in 1996. A portion of the savings is being reinvested to reengineer business processes, to support the expansion in growth markets and to mitigate pricing pressures.

     Worldwide employment increased by 800 in 1996 to 86,700 as hiring to increase the sales force and to support our fast-growing document outsourcing business more than offset reductions in other areas.

                             [CHART APPEARS HERE]


                         Selling, Administrative
                         and General Expenses
                         (Percent of Revenues)
                         ---------------------
                      1994                     28.9%
                      1995                     28.4%
                      1996                     29.2%


                [Pictured here is a AAA Triptik(R) routing map]

AAA Triptik(R) routing map printed on
Xerox equipment

The American Automobile Association uses Xerox highlight color printers to produce Triptiks or customized routing maps for millions of travelers who tour the U.S. each year. The printers produce about 80 Triptiks per hour; the average size is 30 pages per booklet.

Costs and Expenses

Gross profit increased 6 percent in 1996 and 11 percent in 1995 as a result of increased volume and an improvement in gross margins.

   The gross margins by revenue stream were as follows:

                                                         Gross Margins
                                              ----------------------------------
                                              1996          1995           1994
--------------------------------------------------------------------------------
Total                                         46.9%         46.1%         45.7%
================================================================================
Sales                                         44.7          43.0          40.3
Service and rentals                           49.3          49.6          51.6
Finance income                                49.5          49.7          50.1
================================================================================

The improvement in sales gross margins has been principally due to productivity driven cost reductions, favorable product and geographic mix, principally Brazil, partially offset by pricing pressures. The erosion in service and rentals gross margins has been largely due to pricing pressures, partially offset by productivity improvements.

     Research and development (R&D) expense increased 10 percent in 1996 and 6 percent in 1995 reflecting increased investment in future product introductions. We will continue to invest in technological development to maintain our premier position in the rapidly changing document processing market and we expect to introduce a stream of new, technologically innovative products in the coming months. Xerox R&D is strategically coordinated with that of Fuji Xerox, which invested $537 million in R&D in 1996.

     Selling, administrative and general expenses (SAG) increased 8 percent in 1996 on an underlying basis, 5 percent in 1995 and declined 1 percent in 1994. SAG as a percent of revenues was 29.2 percent in 1996, 28.4 percent in 1995 and
28.9 percent in 1994. The increase in the ratio in 1996 was primarily due to investments in sales coverage and marketing support. The improvement in 1995 was due to productivity initiatives and expense controls partially offset by investments to increase worldwide sales effectiveness. We expect the ratio to decline in 1997 due to improved productivity resulting from prior year investments and ongoing expense controls.

     Gain on affiliates' sales of stock, net reflects our proportionate share of the increase in equity of certain small affiliated companies as a result of recent sales of additional equity by these affiliates.

     Other expenses, net, were $91 million in 1996, $138 million in 1995 and $114 million in 1994. The reduction of $47 million in 1996 reflects reduced interest expense due to lower rates, higher interest income and the non-recurrence of several one-time charges in 1995. The increase in Other expenses, net, of $24 million in 1995 reflects higher interest expense and

                    [Pictured here is a computer laboratory]

University Network

Hokkaido University uses an information network system designed and constructed by Fuji Xerox to connect numerous academic departments, research centers, hospitals, libraries, offices and other facilities as well as community printing centers.

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

Income Taxes, Equity in Net Income of Unconsolidated Affiliates, and Minorities' Interests in Earnings of Subsidiaries before Special Items

Income before special items and income taxes was $1,944 million in 1996, $1,849 million in 1995 and $1,514 million in 1994.

     In 1995, we recognized a $98 million benefit from the favorable revaluation of the deferred tax liability due to a change in the Brazilian statutory income tax rate. Excluding this gain, the effective tax rates were 36 percent in 1996, and 39 percent in 1995 and 1994. The decline in the 1996 tax rate was primarily due to the lower Brazilian tax rate.

     Equity in the Net Income of Unconsolidated Affiliates is principally the Rank Xerox share of Fuji Xerox income as well as investments in several smaller companies. Total equity in income in 1996 declined 6 percent to $123 million principally due to one-time declines in income from smaller investments. The Rank Xerox 50 percent share of Fuji Xerox income increased 4 percent to $116 million in 1996 from $112 in 1995. The excellent underlying growth in Fuji Xerox income was largely offset by the weakening of the Japanese yen against the U.S. dollar. Total equity in income grew 49 percent in 1995 to $131 million as Fuji Xerox income increased 31 percent due to strong underlying growth and the strengthening of the yen. The Rank Xerox 50 percent share of Fuji Xerox income was $86 million in 1994.

     Minorities' Interests in Earnings of Subsidiaries, principally The Rank Group Plc share of Rank Xerox profits, were $161 million in 1996, $191 million in 1995 and $213 million in 1994. In 1996, minorities' interests declined primarily due to lower Rank Xerox profits.

[Pictured here are two Xerox employees who are included in the Guardian Angel program]

Programa Anjo Da Guarda Coloca "Clientes Em Primeiro Lugar" no Brasil Guardian Angels put "Customers First" in Brazil

Our Guardian Angel program was started by Xerox do Brasil. Employees are assigned customers to call periodically to find out if the customers are satisfied with our equipment. If they are not, that same Guardian Angel is responsible for solving the problem from beginning to end. Jose Carlos and Daniela Oliveira appeared in a Xerox videotape on the program.

Consolidated Balance Sheets

December 31 (in millions)                                                           1996                         1995
                                                                                =====================================
Assets
----------------------------------------------------------------------------------------
Cash                                                                            $    104                    $     136
Accounts receivable, net                                                           2,022                        1,914
Finance receivables, net                                                           4,386                        4,069
Inventories                                                                        2,676                        2,656
Deferred taxes and other current assets                                              964                        1,095
                                                                                -------------------------------------
   Total Current Assets                                                           10,152                        9,870
Finance receivables due after one year, net                                        6,986                        6,406
Land, buildings and equipment, net                                                 2,256                        2,105
Investments in affiliates, at equity                                               1,282                        1,314
Goodwill                                                                             623                          627
Other assets                                                                       1,121                          876
Investment in discontinued operations                                              4,398                        4,810
                                                                                -------------------------------------
Total Assets                                                                    $ 26,818                    $  26,008
                                                                                =====================================

Liabilities and Equity
----------------------------------------------------------------------------------------
Short-term debt and current portion of long-term debt                           $  3,536                    $   3,274
Accounts payable                                                                     577                          578
Accrued compensation and benefits costs                                              761                          731
Unearned income                                                                      208                          228
Other current liabilities                                                          2,122                        2,216
                                                                                -------------------------------------
   Total Current Liabilities                                                       7,204                        7,027
Long-term debt                                                                     8,424                        7,867
Postretirement medical benefits                                                    1,050                        1,018
Deferred taxes and other liabilities                                               2,429                        2,437
Discontinued operations liabilities - policyholders' deposits and other            2,274                        2,810
Deferred ESOP benefits                                                              (494)                        (547)
Minorities' interests in equity of subsidiaries                                      843                          755
Preferred stock                                                                      721                          763
Common shareholders' equity                                                        4,367                        3,878
                                                                                -------------------------------------
Total Liabilities and Equity                                                    $ 26,818                    $  26,008
                                                                                =====================================

Shares of common stock issued and outstanding at December 31, 1996 were (in thousands) 325,902 and 323,681, respectively. Shares of common stock issued and outstanding at December 31, 1995 were (in thousands) 325,029.

--------------------------------------------------------------------------------
The accompanying notes on pages 48 to 67 are an integral part of the consolidated financial statements.

The 1995 decrease was due to our increased financial interest in Rank Xerox, partially offset by excellent growth in Rank Xerox income, reflecting good revenue growth and productivity benefits.

Income

In 1996, Document Processing income of $1,206 million grew 12 percent compared with $1,076 million of income in 1995 before the Brazilian tax gain. 1995 income on the same basis grew 36 percent from $794 million in 1994.

                       [Pictured here is a map of Peru]

Impresion Electronica

Electronic Printing

Banco de Credito, Peru's largest bank, shipped half of the pages it printed to branch offices, some of which were in remote locations. The bank faced rising print-and-distribute shipping costs. A distributed printing solution connected Xerox laser printers in the branch offices to the bank's network and reduced costs and eliminated delivery problems.

Return on Assets

Return on Assets (ROA) is an important measure throughout all levels of the Document Processing organization, combining a focus on both asset turnover and margin improvement.

     The internal measurement for ROA is defined as Document Processing before tax profits plus equity in the net income of unconsolidated affiliates divided by average ROA assets. These assets are Document Processing assets less investments in affiliates and Xerox equipment financing debt.

     ROA, as defined above, was 17.8 percent in 1996, 18.5 percent in 1995 and
16.1 percent in 1994.

1994 Antitrust Lawsuit Settlement

In January 1994, we reached agreement to settle a 1992 antitrust lawsuit. Under the settlement, we agreed to sell service parts to independent service organizations, and $225 million of discount certificates were provided for use over a three-year period as partial payment for Xerox products. Through 1996, $180 million of certificates were applied against purchases.

Additional Financial Interest in Rank Xerox

On February 28, 1995, we paid The Rank Group Plc $972 million to increase our financial interest in Rank Xerox to 80 percent from 67 percent. Minorities' interests in earnings of subsidiaries have declined by approximately 40 percent as a result of the transaction. These savings were partially offset by an increase in interest expense related to the funding of the transaction and annual goodwill amortization of $16 million.

Rank Xerox and Latin American Fiscal-Year Change in 1995

Effective January 1, 1995, we changed Rank Xerox and Latin American operations to calendar-year financial reporting. The 1994 fiscal year ended on October 31 for Rank Xerox and on November 30 for Latin American operations. The results that occurred between the 1994 and 1995 fiscal years (the stub period) were accounted for as a direct charge to equity.

Capital Resources and Liquidity

Total debt, including ESOP and discontinued operations debt not shown separately in our consolidated balance sheets, increased to $12,448 million at December 31, 1996 from $11,794 million in 1995 and $10,955 million in 1994.

     The following table summarizes the changes in total equity during 1996, 1995 and 1994:

                                                          Total Equity
                                              ----------------------------------
(In millions)                                    1996         1995          1994
--------------------------------------------------------------------------------
Balance as of January 1                       $ 5,396      $ 6,042      $ 5,882
Income from continuing operations               1,206        1,174          794
Loss from discontinued operations                  --       (1,646)          --
Change in unrealized gains (losses)
   on investment securities                        --          432         (439)
Shareholder dividends paid                       (438)        (389)        (395)
Change in minorities' interests                    88         (276)         177
Purchase of treasury stock                       (306)          --           --
Exercise of stock options                          84          109           76
All other, net                                    (99)         (50)         (53)
-------------------------------------------------------------------------------
Balance as of December 31                     $ 5,931      $ 5,396      $ 6,042
================================================================================

We manage the capital structure of our non-financing operations separately from that of our more highly leveraged captive financing activities. The following table summarizes the ratios of earnings to fixed charges and interest expense; and debt, equity and total capital for our non-financing and financing activities for the three-year period ended December 31, 1996:

(Dollars in millions)                         1996          1995           1994
--------------------------------------------------------------------------------
Non-Financing:
Ratio of Earnings to
  Fixed Charges                               4.67x         3.79x         3.59x
================================================================================
Ratio of Earnings to
  Interest Expense                             6.65x         5.17x         5.75x
--------------------------------------------------------------------------------
Debt                                        $ 2,960       $ 3,012       $ 2,667
Equity                                        4,565         4,045         4,742
--------------------------------------------------------------------------------
   Total Capital                            $ 7,525       $ 7,057       $ 7,409
================================================================================
   Debt-to-Capital Ratio                       39.3%         42.7%         36.0%
================================================================================
Financing:
Debt                                        $ 9,488       $ 8,782       $ 8,288
Equity                                        1,366         1,351         1,300
--------------------------------------------------------------------------------
   Total Capital                            $10,854       $10,133       $ 9,588
================================================================================
   Debt-to-Equity Ratio                         7.0x          6.5x          6.4x
================================================================================
Ratio of Earnings to
  Fixed Charges                                1.66x         1.71x         1.81x
================================================================================

         [Pictured here is a Xerox employee and a color laser printer]

The XPrint Plus family of color laser printers is the first of several Xerox printers capable of printing resident Chinese fonts used in the People's Republic of China. It uses Adobe's PostScript interpreter with simplified Chinese fonts from Changzhou SinoType Technology Co. Inc. Pictured here is Xiao Ping Sun, Desktop Printers Unit.

     As a result of retained earnings growth, the 1996 debt-to-capital ratio for non-financing operations, including ESOP debt and discontinued operations debt, was 39.3 percent or 3.4 points below its year-end 1995 level. Conversely, the 1995 ratio increased by 6.7 points versus year-end 1994 as proceeds from the sales of Constitution Re Corporation, Viking Insurance Holdings, Inc. and the Xerox Financial Services Life Insurance Company and related companies were more than offset by the purchase of the increased financial interest in Rank Xerox and non-cash charges in connection with the sales of remaining Talegen units.

     With respect to our financing operations, we "match fund" by arranging fixed-rate liabilities with maturities similar to the underlying customer financing assets. Our guideline debt-to-equity ratio for the financing operations is 7.0 to 1, up from 6.5 to 1 at year-end 1995, reflecting both the high credit quality of the underlying assets and the excellent financial returns from our captive financing businesses.

     The following table summarizes the principal causes for changes in consolidated indebtedness for the three-year period ended December 31, 1996:

(In millions)                                  1996          1995          1994
--------------------------------------------------------------------------------
Total Debt* as of January 1                $ 11,794      $ 10,955      $ 10,084
--------------------------------------------------------------------------------
Non-Financing Businesses:
Document Processing operations                 (678)         (543)         (989)
Increased financial interest in
   Rank Xerox                                    --           972            --
Yen financing repayment                          --            --           116
ESOP                                            (53)          (49)          (45)
Discontinued businesses                          47          (399)          605
--------------------------------------------------------------------------------
Non-Financing                                  (684)          (19)         (313)
Financing Businesses, net                       706           494           650
--------------------------------------------------------------------------------
Shareholder dividends                           438           389           395
--------------------------------------------------------------------------------
Equity redemption
   and other changes                            194           (25)          139
--------------------------------------------------------------------------------
Total Debt* as of December 31              $ 12,448      $ 11,794      $ 10,955
================================================================================

*  Including discontinued operations

                [Pictured here is a Document Centre System 35]

London book publisher HarperCollinsPublishers finds that its 12 Document Centre systems in the London office and five in Scotland help workers optimize their productivity by managing document production from the desktop. Photographed here are Jonathan Edwards, Amanda Abernethy and Simon McMurdy, Rank Xerox, with Mike Naylor, group purchasing director, HarperCollinsPublishers.

Non-Financing Operations

The following table summarizes 1996, 1995 and 1994 Document Processing non-financing operations cash generation and borrowing:

                                                  Cash Generated/(Borrowed)
                                            ====================================
(In millions)                                  1996          1995          1994
--------------------------------------------------------------------------------
Document Processing
Non-Financing:
Income                                      $ 1,004       $   970       $   565
Depreciation and amortization:
   Buildings and equipment                      372           376           446
   Other                                        343           343           203
Capital expenditures                           (510)         (438)         (389)
Assets sold                                      40            90           220
Restructuring payments                         (197)         (331)         (423)
Working capital/other                          (374)         (467)          367
--------------------------------------------------------------------------------
Net Cash Generation                         $   678       $   543       $   989
================================================================================


1996 cash generation of $678 million was $135 million greater than in 1995 as higher income, and lower restructuring payments and inventory growth more than offset higher capital spending and tax payments. 1995 cash generation was $446 million below the 1994 level due to higher capital spending and lower fixed asset sales, inventory growth and 1994 profit sharing paid in 1995 which together more than offset 1995 net income growth and lower restructuring payments.

     Discontinued businesses used $47 million of cash in 1996 and generated $399 million of cash in 1995. This year-over-year change primarily reflects 1995 cash proceeds relating to the sales of Constitution Re Corporation, Viking Insurance Holdings, Inc. and the Xerox Financial Services Life Insurance Company and related companies.

Financing Businesses

Financing business debt grew by $706 million in 1996 or $212 million more than in 1995 due to higher growth in equipment sales revenue and the modest increase to our leverage guideline. Financing debt growth of $494 million in 1995 was $156 million less than in 1994 due to lower equipment sales revenue growth and the effects of translating foreign currencies into U.S. dollars.

     Debt related to discontinued third-party financing and real estate investments, which is included in Financing Business debt, totaled $223 million in 1996 and $231 million in 1995 and 1994. Sales of third-party financing assets and portfolio run-off in 1996 more than offset growth in reported debt caused by our

[Pictured here are four Xerox employees in front of the Senate building in Brasilia]

Solucao de impressao Xerox
para o Senado Brasileiro

Xerox printing solution for Brazilian Senate

The information and data processing center for the Federal Senate of Brazil relies on 150 Xerox printers to handle Senate printing. Photographed here in front of the Senate building in Brasilia are the members of the Xerox team: Joao Inacio, Renato Furtado, Flavio Peixoto Gomes and Francisco Rincon.

decision to fund the retirement of certain debt of our discontinued real estate business with lower cost Company borrowing. Portfolio run-off in 1995 was offset by timing differences related to tax payments resulting in no net change when compared with year-end 1994.

Funding Plans for 1997

Non-financing debt levels will be significantly reduced by expected sales of the remaining Talegen insurance operating units including the announced sale of Coregis to a subsidiary of GE Capital Corporation. However, the reduction will be partially offset by borrowings related to repurchases of our common stock. In January 1997, to provide future financial flexibility, a special purpose subsidiary of the Company completed the sale to investors of 650,000 shares of 8 percent Capital Securities thereby generating net proceeds of $643 million.

     Customer financing-related debt is planned to increase in line with 1997 sales growth while third-party financing-related debt is expected to continue to decline.

     We believe that we have adequate short-term credit facilities available to fund day-to-day operations and have readily available access to the capital markets to meet any longer-term financing requirements. Xerox and Xerox Credit Corporation (XCC) have a $5.0 billion revolving credit agreement with a group of banks, which expires in 2000. This facility is unused and available to provide back-up to Xerox and XCC commercial paper borrowings, which amounted to $3.1 billion and $2.8 billion at December 31, 1996 and 1995, respectively. In addition, our foreign subsidiaries have unused committed long-term lines of credit aggregating $2.1 billion, in various currencies at prevailing interest rates, that are used to provide back-up to short-term indebtedness.

     At December 31, 1996, Xerox and XCC had domestic shelf capacity of $850 million and $450 million, respectively. In addition, a $2 billion Euro-debt facility is available to both the Company and XCC of which $1.397 billion remained unused at December 31, 1996.

[Pictured here is a Xerox employee and a pie chart depicting the investors in a long-term financing]

Doug Mahoney, North American Capital Markets, discusses one of several attractive long-term financings arranged in 1996.

     Decisions in 1997 regarding the size and timing of any new term debt financing will be made based on cash flows, match funding needs, refinancing requirements and capital market conditions.

Hedging Instruments

We have entered into certain financial instruments to manage interest rate and foreign currency exposures. These instruments are held solely for hedging purposes and include interest rate swap agreements, forward exchange contracts and foreign currency swap agreements. We do not enter into derivative instrument transactions for trading purposes and employ long-standing policies prescribing that derivative instruments are only to be used to achieve a set of very limited objectives.

     Currency derivatives are primarily arranged in conjunction with underlying transactions that give rise to foreign currency-denominated payables and receivables; for example, an option to buy foreign currency to settle the importation of goods from suppliers, or a forward exchange contract to fix the dollar value of a foreign currency-denominated loan. In addition, when cost-effective, currency derivatives are also used to hedge balance sheet exposures.

     Revenues denominated in currencies where the local currency is the functional currency are not hedged.

     With regard to interest rate hedging, virtually all customer financing assets earn fixed rates of interest and, therefore, we "lock in" an interest rate spread by arranging fixed-rate liabilities with similar maturities as the underlying assets. Additionally, customer financing assets in one currency are consistently funded with liabilities in the same currency. We refer to the effect of these conservative practices as "match funding" customer financing assets. This practice effectively eliminates the risk of a major decline in interest margins resulting from adverse changes in the interest rate environment. Conversely, this practice effectively eliminates the opportunity to materially increase margins when interest rates are declining.

     More specifically, pay fixed-rate and receive variable-rate swaps are typically used in place of more expensive fixed-rate debt. Pay variable-rate and receive variable-rate swaps are used to transform variable-rate medium-term debt into commercial paper or LIBOR obligations. Additionally, pay variable-rate and receive fixed-rate swaps are used from time to time to transform longer-term fixed-rate debt into commercial paper or LIBOR obligations. The transactions performed within each of these three categories enable more cost-effective management of interest rate exposures. The potential risk attendant to this strategy is the performance of the swap counterparty. We

          [Pictured here is a DocuTech 135 advertisement in Brazil]

Brazil printer Grafica Tullio Samorini features the DocuTech in its advertising. We now have 350 DocuTechs installed in Brazil.

Consolidated Statements of Cash Flows

Year ended December 31 (in millions)                                        1996               1995              1994
                                                                        =============================================
------------------------------------------------------------------------
Cash Flows from Operating Activities
Income from Continuing Operations                                       $  1,206             $1,174            $  794
Adjustments required to reconcile income to cash flows
   from operating activities:
     Depreciation and amortization                                           715                719               649
     Provision for doubtful accounts                                         259                235               202
     Provision for postretirement medical benefits, net of payments           38                 40                54
     Charges against 1993 restructuring reserve                             (197)              (331)             (423)
     Minorities' interests in earnings of subsidiaries                       161                191               213
     Undistributed equity in income of affiliated companies                  (84)               (90)              (54)
     Increase in inventories                                                (422)              (663)             (472)
     Increase in finance receivables                                      (1,220)              (701)             (887)
     Increase in accounts receivable                                        (180)              (173)             (266)
     Increase in accounts payable and accrued
      compensation and benefit costs                                          63                179               205
     Net change in current and deferred income taxes                         293                263               258
     Other, net                                                             (308)              (244)              206
                                                                        ---------------------------------------------
      Total                                                                  324                599               479
                                                                        ---------------------------------------------
Cash Flows from Investing Activities

     Cost of additions to land, buildings and equipment                     (510)              (438)             (389)
     Proceeds from sales of land, buildings and equipment                     40                 90               220
     Net change in payables to Discontinued Operations                       (51)               (57)             (124)
     Proceeds from sale of Constitution Re and Viking                         --                526                --
     Purchase of additional interest in Rank Xerox                            --               (972)               --
                                                                        ---------------------------------------------
      Total                                                                 (521)              (851)             (293)
                                                                        ---------------------------------------------
Cash Flows from Financing Activities
     Net change in debt                                                      990                766               550
     Yen financing repayment                                                  --                 --              (116)
     Dividends on common and preferred stock                                (438)              (389)             (395)
     Proceeds from sale of common stock                                       95                111                74
     Repurchase of preferred and common stock                               (316)               (41)             (229)
     Dividends to minority shareholders                                      (68)               (86)              (97)
     Proceeds received from (returned to) minority shareholders               32                 20               (32)
                                                                        ---------------------------------------------
      Total                                                                  295                381              (245)
                                                                        ---------------------------------------------
Effect of Exchange Rate Changes on Cash                                       (6)                (5)              (78)
                                                                        ---------------------------------------------
Cash Provided (Used) by Continuing Operations                                 92                124              (137)
Cash Provided (Used) by Discontinued Operations                             (124)               (29)              106
                                                                        ---------------------------------------------
Increase (Decrease) in Cash                                                  (32)                95               (31)
Cash at Beginning of Year                                                    136                 41                72
                                                                        ---------------------------------------------
Cash at End of Year                                                     $    104             $  136            $   41
                                                                        =============================================

The accompanying notes on pages 48 to 67 are an integral part of the consolidated financial statements.

address this risk by arranging swaps exclusively with a diverse group of strong-credit counterparties, regularly monitoring their credit ratings, and determining the replacement cost, if any, of existing transactions.

     On an overall worldwide basis, and including the impact of our hedging activities, weighted average interest rates for 1996, 1995 and 1994 approximated
6.9 percent, 7.7 percent and 7.5 percent, respectively.

     Our currency and interest rate hedging are typically unaffected by changes in market conditions as forward contracts, options and swaps are normally held to maturity consistent with our objective to lock in currency rates and interest rate spreads on the underlying transactions.

Liquidity

Our primary sources of liquidity are cash generated from operations and borrowings. The consolidated statements of cash flows detailing changes in our cash balances are on page 42.

     Operating activities, including growth in finance receivables, generated positive cash flows in each of the past three years. Cash generation of $324 million in 1996 was below that of 1995 and 1994 due to higher finance receivables associated with improved equipment sales performance.

     Investing activities resulted in net cash usage in all three years. Net usage in 1996 was $521 million, $330 million less than in 1995 but $228 more than in 1994. Lower 1996 usage versus the prior year is mainly the result of the 1995 payment to the Rank Group Plc which increased our financial interest in Rank Xerox and was only partially offset by proceeds from the sales of certain Talegen units. The lower level of investing in 1994 was primarily due to asset sales related to our information management outsourcing initiative.

     Financing activities generated $295 million and $381 million of cash in 1996 and 1995, respectively, but used $245 million of cash in 1994. Included within financing activities is borrowing related to the repurchase of common and preferred stock.

     Overall, continuing operations provided $92 million and $124 million of cash in 1996 and 1995, respectively, and used $137 million in 1994.

     Discontinued operations used $124 million and $29 million of cash in 1996 and 1995, respectively, and generated $106 million in 1994.

     On a combined basis, continuing and discontinued operations produced $32 million of growth in cash balances during the three years ended December 31, 1996.

Discontinued Operations - Insurance and Other Financial Services

In January 1993, we announced our decision to sell or otherwise disengage from the Insurance and Other Financial Services (IOFS) businesses. IOFS consists of our Insurance, Other Financial Services, and Third-Party Financing and Real-Estate segments. In connection with this decision, during 1995 we sold Xerox Financial Services Life Insurance Company, Constitution Re Corporation
(CRC) and Viking Insurance Holdings, Inc. (Viking) and in 1996 we sold the remaining portion of First Quadrant Corp.

     In January 1996, we announced agreements to sell all of our "Remaining" insurance companies, which includes Coregis Group, Inc. (Coregis), Crum & Forster Holdings, Inc. (CFI), Industrial Indemnity Holdings, Inc. (II), Westchester Specialty Group, Inc. (WSG), The Resolution Group, Inc. (TRG) and three insurance-related service companies, to investor groups led by Kohlberg Kravis Roberts & Co. (KKR) and Talegen/TRG management. In connection with the transactions, we recorded a $1,546 million after-tax charge in 1995.

     On September 11, 1996, Xerox and KKR announced that they had mutually agreed to terminate the transactions. No additional charges are considered necessary as a result of the termination of the KKR transactions. In September 1996, the Board of Directors of Xerox formally approved a plan of disposal under which we have retained investment bankers to assist us in the simultaneous marketing of each of the remaining insurance and service companies.

     During the disposal process, we will continue to be subject to all business risks and rewards of the insurance businesses. Although we believe that the disposal of the Remaining insurance companies will be either fully or substantially completed by the end of 1997, and that the proceeds received from such disposals will be consistent with our net carrying value of these businesses, until such Remaining insurance companies are actually sold, no assurances can be given as to the ultimate impact the Remaining insurance companies will have on our total results from operations.

     Our objective is to continue to maximize value from our Insurance investments. The ultimate value will depend on the success of operational improvements, timing, the level of interest rates and the relative value of insurance properties.

     In January 1997, we announced an agreement to sell the Coregis insurance unit to a subsidiary of GE Capital Corporation for $375 million in cash and the assumption of $75 million in debt. The selling price is in excess of book value and is consistent with the estimated value for the unit when we discontinued the insurance operations in 1995. The transaction is subject to customary closing conditions and regulatory approvals. In 1996, Coregis had gross written premiums of $423 million and at December 31, 1996, policyholders surplus of $271 million.

     Also in January 1997, in an unrelated transaction, Andersen Consulting agreed to acquire certain assets of Apprise Corp., one of Talegen's insurance-related service companies, and enter into separate multi-year information technology service agreements with each of the Remaining insurance companies. The financial terms of this transaction were not material.

     The net investment in the discontinued IOFS businesses totaled $2,124 million at December 31, 1996, compared with $2,000 million and $3,710 million at December 31, 1995 and 1994, respectively. The increase in 1996 over 1995 primarily includes scheduled funding of reinsurance coverage for the Talegen companies by Ridge Reinsurance Limited (Ridge Re) and interest for the period on the assigned debt, partially offset by asset sales and run-off activity associated with the Third-Party Financing and Real-Estate segment. A discussion of the discontinued businesses follows.

Status of Insurance

In 1993, Talegen completed a restructuring that established and capitalized the following seven insurance operating groups as independent legal entities: CRC, Coregis, CFI, II, Viking, WSG and TRG. The insurance segment now includes Talegen, which is the holding company of Coregis, CFI, II and WSG and three insurance-related service companies; TRG, a former Talegen company, primarily involved in run-off activities, collection of reinsurance and management of latent exposure claims; Ridge Re; and that portion of the Xerox Financial Services, Inc. (XFSI) headquarters costs and interest expense associated with the insurance business activities.

     In connection with the restructuring of Talegen, XFSI agreed that support would be provided to the seven insurance operating groups in the form of aggregate excess of loss reinsurance. This reinsurance protection is provided through XFSI's single purpose, wholly-owned reinsurance company Ridge Re, which was established in 1992.

     XFSI is obligated to pay annual premium installments of $49 million, plus finance charges, for 10 years, for coverage totaling $1,245 million, which is net of 15 percent coinsurance. A total of six annual premium installments remain to be paid as of December 31, 1996 and Xerox has guaranteed the payment by XFSI of all such premiums. Xerox has also guaranteed Ridge Re's performance under a $400 million letter of credit facility required to provide security with respect to aggregate excess of loss reinsurance obligations under contracts with the Remaining insurance companies.

     XFSI may also be required, under certain circumstances, to purchase over time, additional redeemable preferred shares of Ridge Re, up to a maximum of $301 million. In addition, XFSI has guaranteed to the Remaining insurance companies that Ridge Re will meet all of its financial obligations under the foregoing excess of loss reinsurance issued to them.

Sale of Talegen Insurance Companies

In April 1995, CRC was sold to EXOR America Inc. for a purchase price of $421 million in cash. In July 1995, Viking was sold to Guaranty National Corporation for approximately $103 million in cash plus future upward price adjustments based on loss reserve development. The purchase price of both transactions approximated book value. The proceeds of both transactions were primarily used to retire debt.

Insurance Operating Results

Operating results for the discontinued Insurance segment are summarized below:

                                                     Year-ended December 31,
                                              ----------------------------------
(In millions)                                    1996         1995         1994
-------------------------------------------------------------------------------
Total Insurance Revenue1                      $ 2,143      $ 2,106      $ 2,069
================================================================================
Insurance Pre-Tax Income (Loss):
   Underwriting                               $  (515)     $  (751)     $  (229)
   Investment income                              438          405          353
   Net realized capital gains                       4           60           12
   Interest expense                              (203)        (228)        (218)
   Ridge Re related and other                      44         (501)         (23)
--------------------------------------------------------------------------------
   Pre-Tax Loss From Operations                  (232)      (1,015)        (105)
   Loss on disposal                                --         (978)          --
--------------------------------------------------------------------------------
     Total Insurance Pre-Tax Loss1            $  (232)     $(1,993)     $  (105)
================================================================================
After-Tax Income (Loss):
   Insurance                                  $  (135)     $(1,641)     $   (48)
   Dispositioned companies                         --           (5)          48
--------------------------------------------------------------------------------
     Total After-Tax Income (Loss)2           $  (135)     $(1,646)     $    --
================================================================================

1 Revenue and pre-tax income excludes the results of CRC and Viking, which were sold in 1995. The results of those units are shown on an after-tax basis under the caption "Dispositioned companies."

2 The 1996 total Insurance after-tax loss of $135 million was charged against reserves established for this purpose and, therefore, does not impact our earnings.

Revenues for 1996 totaled $2,143 million, a growth of 2 percent from 1995 due to improvements in both earned premiums and investment income.

     The 1996 Insurance pre-tax loss of $232 million declined by $1,761 million compared with 1995, primarily due to the provision in the fourth quarter of 1995 as a result of the discontinuance of the Insurance segment. The 1995 after-tax provision consisted of a non-cash loss of $978 million (including a goodwill write-off of $245 million), reserve strengthening at the Remaining insurance companies of $176 million, and Ridge Re related and other accruals of $392 million to cover all estimated future expenses associated with the excess of loss reinsurance coverage to Talegen and TRG. Other items impacting the year-over-year results include improvements in investment income, lower interest expense and lower Ridge Re related and other expenses, partially offset by lower net realized capital gains due to the portfolio repositioning in the third quarter of 1995 and strengthening of TRG's latent exposure reserves in 1996.

     The net investment in the discontinued Insurance segment at December 31, 1996 totaled $1,846 million compared with $1,678 million and $3,212 million at December 31, 1995 and 1994, respectively. The increase in 1996 over 1995 is primarily due to contractual payments to Ridge Re for annual premium installments and associated finance charges and interest on the assigned insurance debt that will continue until the Remaining insurance companies are sold.

Property and Casualty Operating Trends

The industry's profitability can be significantly affected by cyclical competitive conditions, judicial decisions affecting insurers' liabilities, and by volatile and unpredictable developments, including changes in the propensity of courts to grant large awards, fluctuations in interest rates and other changes in the investment environment (which affect market prices of insurance companies' investments, the income from those investments and inflationary pressures that may tend to affect the size of losses). Talegen's and TRG's operating results have historically been influenced by these industry trends, as well as by their exposure to uncollectible reinsurance, which had been greater than most other insurers.

Latent Exposures

Claims resulting from asbestos, environmental and other latent exposures have provided unique and difficult challenges to the insurance industry and to certain of the Remaining insurance companies due to their historical writings. The possibility that these claims would emerge was often not contemplated at the time the policies were written and traditional actuarial reserving methodologies have not been useful in accurately estimating ultimate losses.

     Prior to 1995, the Remaining insurance companies established case and incurred but not reported (IBNR) reserves for latent exposure claims that had been reported. The IBNR reserves were established primarily to cover adverse development on known claims. Case reserves have been and continue to be determined by a specialized claim and legal staff. Building on methodologies first published in the third quarter of 1994 by the Casualty Actuarial Society and utilizing data from policyholders and third parties such as the Environmental Protection Agency, Talegen initiated a project in 1995 to create and implement comprehensive, sophisticated costing methodologies to provide estimates of aggregate ultimate losses for asbestos and environmental exposures. During 1996 and 1995, results of the costing methodologies led the Remaining insurance companies to strengthen their gross asbestos reserves by $525 million and gross environmental reserves by $549 million. Additionally, case development and IBNR reserve strengthening led to an increase in gross other latent exposure reserves of $223 million during 1996 and 1995.

     The development of costing methodologies for asbestos, environmental and other latent exposures is considered by management to be substantially complete. However, additional liabilities and reinsurance recoverables could arise as judicial patterns emerge through the appellate process and remove or add to uncertainties surrounding these latent exposure areas, as new claim information is received and assessed, and as refinements to the costing methodologies are made. The Remaining insurance companies do not believe that liabilities associated with incurred latent exposure claims will have a material adverse effect on their future liquidity or financial position. However, given the complexity of coverage and other legal issues, and the significant assumptions necessarily used in estimating such exposures, actual results could significantly differ from current estimates.

Reserves for the Remaining Insurance Companies

Gross and net unpaid losses and loss expenses for the Remaining insurance companies as of December 31, 1996 and 1995, in total and for each latent exposure area are summarized in the following table:

Unpaid Losses and Loss Expenses

                                                           Gross             Net
(In millions)                                           Reserves        Reserves
--------------------------------------------------------------------------------
December 31, 1996 in total:                               $8,496          $5,619
================================================================================
Latent exposure areas1
   Asbestos                                               $  710          $  235
   Environmental                                             690             381
   Other latent exposures                                    296             106
--------------------------------------------------------------------------------
Total                                                     $1,696          $  722
================================================================================
December 31, 1995 in total:                               $8,478          $5,650
================================================================================
Latent exposure areas1
   Asbestos                                               $  498          $  224
   Environmental                                             530             253
   Other latent exposures                                    211              48
--------------------------------------------------------------------------------
Total                                                     $1,239          $  525
================================================================================

1 Net latent exposure reserves have not been reduced for recoverables from Ridge Re because the Ridge Re contract is an aggregate excess of loss contract covering all lines of business for the Remaining insurance companies. Additionally, the net latent exposure reserves presented do not include reserves for uncollectible reinsurance.

     Gross loss and loss expense reserves attributable to prior accident year losses for the Remaining insurance companies were strengthened by $421 million and $913 million in 1996 and 1995, respectively. After consideration of losses ceded to reinsurers, other than Ridge Re, and uncollectible reinsurance, net unpaid loss and loss expense reserves were strengthened by $334 million and $769 million in 1996 and 1995, respectively. The aggregate 1996 and 1995 net strengthening was comprised of additions to latent exposure reserves, non-latent exposure reserves and the reserve for uncollectible reinsurance of $647 million, $113 million and $343 million, respectively. The strengthening of net reserves excludes pre-tax cessions to Ridge Re of $103 million and $476 million in 1996 and 1995, respectively, which, while beneficial to Talegen and TRG, cessions to Ridge Re do not result in a benefit to the consolidated Xerox accounts.

Other Financial Services

Other Financial Services (OFS), which were discontinued in 1993, had no after-tax income in the full year 1996, 1995 and 1994. The net investment in OFS at December 31, 1996 was $101 million compared to $114 million and $232 million at December 31, 1995 and 1994, respectively. The decrease in 1996 over 1995 primarily reflects the sale of the remaining portion of First Quadrant Corp.

     On June 1, 1995, XFSI completed the sale of Xerox Financial Services Life Insurance Company and related companies (Xerox Life Companies) to a subsidiary of General American Life Insurance Company. After the sale, the Xerox Life Companies names were changed to replace the name "Xerox" in the corporate titles with the name "Cova" (Cova Companies). OakRe Life Insurance Company (OakRe), an XFSI subsidiary formed in 1994, has assumed responsibility for existing Single Premium Deferred Annuity (SPDA) policies issued by Xerox Life via coinsurance agreements (Coinsurance Agreements). The Coinsurance Agreements include a provision for the assumption (at their election) by the Cova Companies, of all of the SPDA policies at the end of their current rate reset periods. A Novation Agreement with an affiliate of the new owner provides for the assumption of the liability under the Coinsurance Agreements for any SPDA policies not so assumed by the Cova Companies. Other policies (of Immediate, Whole Life, and Variable annuities as well as a minor amount of SPDAs) were sold and are now the responsibility of the Cova Companies.

     As a result of the Coinsurance Agreements, at December 31, 1996, OakRe retained approximately $2.0 billion of investment portfolio assets ($3.2 billion transferred from the Xerox Life Companies at June 1, 1995) and liabilities related to the reinsured SPDA policies. Interest rates on these policies are fixed and were established upon issuance of the respective policies. Substantially all of these policies will reach their rate reset periods through the year 2000 and will be assumed under the agreements as described above. The Xerox Life Companies' portfolio was designed to recognize that policy renewals extended liability "maturities", thereby permitting investments with average duration somewhat beyond the rate reset periods. OakRe's practice is to selectively improve this match over time as market conditions allow.

     In connection with the aforementioned sale, XFSI established a $500 million letter of credit and line of credit with a group of banks to support OakRe's coinsurance obligations. The term of this letter of credit is five years and it is unused and available at December 31, 1996. Upon a drawing under the letter of credit, XFSI has the option to cover the drawing in cash or to draw upon the credit line.

Third-Party Financing and Real-Estate

Third-Party Financing and Real-Estate assets at December 31, 1996, 1995 and 1994 totaled $450 million, $489 million and $547 million, respectively. The proceeds from the asset sales and run-off activity were consistent with the amounts contemplated in the formal disposal plan.

Notes to Consolidated Financial Statements

(Dollars in millions, except per-share data and unless otherwise indicated)

1  Summary of Significant
   Accounting Policies

Basis of Consolidation. The consolidated financial statements include the accounts of Xerox Corporation and all majority owned subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated. References herein to "we"or "our" refer to Xerox and consolidated subsidiaries unless the context specifically requires otherwise.

   Rank Xerox Limited, Rank Xerox Holding BV, Rank Xerox Investment Limited, R-X Holdings Limited and their respective subsidiaries, and the other subsidiaries owned by the Company and The Rank Group Plc are referred to as Rank Xerox.

     Investments in which we have a 20 to 50 percent ownership interest are accounted for on the equity method.

     Upon the sale of stock by a subsidiary, we recognize a gain or loss equal to our proportionate share of the increase or decrease in the subsidiary's equity. During 1996, we recognized a pre-tax net gain of $11 from such transactions.

     Effective January 1, 1995, we changed the reporting periods of Rank Xerox and the Latin American operations from fiscal years ending October 31 and November 30, respectively, to a calendar year ending December 31. The results of these operations during the period between the end of the 1994 fiscal year and the beginning of the new calendar year (the stub period) amounted to a loss of $21. The loss was charged to retained earnings to avoid reporting more than 12 months results of operations in one year. Accordingly, 1995 worldwide operations include the results for all consolidated subsidiaries beginning January 1, 1995. The cash activity for the stub period is included in Other, net in the 1995 consolidated statement of cash flows.

Business Segment Information. As a result of our decision to sell our Insurance operations, see Note 10 on Page 52, we now operate in a single industry segment that consists of the worldwide development, manufacturing, marketing, financing and servicing of document processing products and services. This business is unitary from both a company and a customer perspective in that the marketing, financing and servicing of our products represent an integrated document services solution.

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

Use of Estimates. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill. Goodwill represents the cost of acquired businesses in excess of the net assets purchased and is amortized on a straight-line basis, generally over 40 years. Goodwill is reported net of accumulated amortization and the recoverability of the carrying value is evaluated on a periodic basis. Accumulated amortization at December 31, 1996 and 1995 was $41 and $25, respectively.

Accounting Changes. Effective January 1, 1996, we adopted Statement of Financial Accounting Standards (SFAS) No. 121 - "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires companies to review assets for possible impairment and provides guidelines for recognition of impairment losses related to long-lived assets, certain intangibles and assets to be disposed of. The impact of the adoption of SFAS No. 121 was immaterial.

     Effective January 1, 1996, we adopted SFAS No. 123 - "Accounting for Stock-Based Compensation." SFAS No. 123 allows companies to elect to recognize compensation cost for stock-based employee compensation arrangements or to disclose in the notes to the consolidated financial statements the impact on net income and earnings per share as if the fair value based compensation cost had been recognized. See Note 17 on Page 66 for such disclosures.

Revenue Recognition. Revenues from the sale of equipment under installment contracts and from sales-type leases are recognized at the time of sale or at the inception of the lease, respectively. Associated finance income is earned on an accrual basis under an effective annual yield method. Revenues from equipment under other leases are accounted for by the operating lease method and are recognized over the lease term. Service revenues are derived primarily from maintenance contracts on our equipment sold to customers and are recognized over the term of the contracts.

Provisions for Losses on Uncollectible Receivables. The provisions for losses on uncollectible trade and finance receivables are determined principally on the basis of past collection experience.

Inventories. Inventories are carried at the lower of average cost or market.

Buildings and Equipment. Our fixed assets are depreciated over their estimated useful lives. Depreciation is computed using principally the straight-line method. Significant improvements are capitalized; maintenance and repairs are expensed. See Note 7 on Page 51.

Classification of Commercial Paper and Bank Notes Payable. It is our policy to classify as long-term debt that portion of commercial paper and bank notes payable that is intended to match fund finance receivables due after one year to the extent that we have the ability under our revolving credit agreement to refinance such commercial paper and notes payable on a long-term basis. See Note 11 on Page 56.

Foreign Currency Translation. The functional currency for most foreign operations is the local currency. Net assets are translated at current rates of exchange and income and expense items are translated at the average exchange rate for the year. The resulting translation adjustments are recorded as a separate component of shareholders' equity. The U.S. dollar is used as the functional currency for our subsidiaries, primarily those in Latin America, which conduct their business in U.S. dollars or operate in hyperinfla-tionary economies. A combination of current and historical exchange rates are used in remeasuring the local currency transactions of these subsidiaries and the resulting exchange adjustments are included in income. Aggregate foreign currency losses were $27, $18, and $136 in 1996, 1995, and 1994, respectively, and are included in Other, net in the consolidated statements of income. The decline in currency losses in 1996 and 1995 from prior years is primarily due to the relative stabilization of exchange rates in Brazil commencing after July 1, 1994.

Reclassifications. Effective with 1996 reporting, our China operations are fully consolidated. Prior years' financial statements have been restated to reflect this change and several other accounting reclassifications were made to conform with the 1996 presentation. The impact of these changes is not material and did not affect net income.

2  Common Stock Split

At our annual meeting on May 16, 1996, shareholders approved an increase in the number of authorized shares of common stock, from 350 million to 1.05 billion, to effect a three-for-one stock split. The effective date of the stock split was June 6 for shareholders of record as of May 23. Shareholders'~ equity has been restated to give retroactive recognition to the stock split in prior periods by reclassifying from additional paid-in capital to common stock the par value of the additional shares arising from the split. In addition, all references in the financial statements to number of shares and per share amounts have been restated.

3  Acquisition

On February 28, 1995, we paid The Rank Group Plc (RO) (pound)620 million, or approximately $972, for 40 percent of RO's financial interest in Rank Xerox. The transaction increased our financial interest in Rank Xerox to 80 percent from 67 percent. Our additional interest in the operating results of Rank Xerox is included in the consolidated statement of income from the date of acquisition. Based on the allocation of the purchase price, this transaction resulted in goodwill of $574 (including transaction costs), a decline in minorities' interests in equity of subsidiaries of approximately $400 and an increase in long-term debt of $972.

4  1993 Restructuring Charge

In 1993, we recorded a restructuring charge which aggregated $1,195 relating to a restructuring program aimed at significantly reducing our cost base and at improving productivity. Our objectives were to reduce our worldwide work force by more than 10,000 employees and to close or consolidate a number of facilities.

     Charges to the reserve for the three years ending December 31, 1996 follow:

                                                 1996         1995          1994
--------------------------------------------------------------------------------
Net charges to
   restructuring reserve                         $222         $370*         $430
================================================================================
Reserve balance:
   Current                                       $131         $298          $429
   Non-current                                     42           97           336
--------------------------------------------------------------------------------
Total reserve balance                            $173         $395          $765
================================================================================

*  Includes $30 charged to the reserve during the stub period.

Management believes that the aggregate reserve balance of $173 at December 31, 1996 is adequate for completion of the restructuring program.


5  Finance Receivables, net

Finance receivables represent installment sales and sales-type leases resulting from the marketing of our business equipment products. These receivables generally mature over two to five years and are typically collateralized by a security interest in the underlying assets. The components of finance receivables, net at December 31, 1996, 1995 and 1994 follow:

                                               1996          1995          1994
-------------------------------------------------------------------------------
Gross receivables                          $ 13,916      $ 12,721      $ 12,135
Unearned income                              (2,551)       (2,207)       (2,074)
Unguaranteed residual values                    354           283           206
Allowance for doubtful accounts                (347)         (322)         (319)
-------------------------------------------------------------------------------
Finance receivables, net                     11,372        10,475         9,948
Less current portion                          4,386         4,069         3,910
-------------------------------------------------------------------------------
Amounts due after one year, net            $  6,986      $  6,406      $  6,038
===============================================================================

   Contractual maturities of our gross finance receivables subsequent to December 31, 1996 follow:

       1997          1998         1999          2000         2001     Thereafter
--------------------------------------------------------------------------------
      $5,492        $3,708       $2,626        $1,493        $507        $90
================================================================================

Experience has shown that a portion of these finance receivables will be prepaid prior to maturity. Accordingly, the preceding schedule of contractual maturities should not be considered a forecast of future cash collections.

6  Inventories

The components of inventories at December 31, 1996, 1995 and 1994 follow:

                                                    1996        1995        1994
--------------------------------------------------------------------------------
Finished goods                                    $1,570      $1,646      $1,458
Work in process                                       80          88          88
Raw materials                                        322         295         268
Equipment on operating leases, net                   704         627         480
--------------------------------------------------------------------------------
Inventories                                       $2,676      $2,656      $2,294
================================================================================

Equipment on operating leases consists of our business equipment products that are rented to customers and are depreciated to estimated residual value. Depreciable lives vary from two to four years. In order to more precisely match depreciable lives to the duration of lease contracts with customers, during 1996, we increased the depreciable lives of certain equipment on operating leases such that the equipment is now predominately depreciated over three to four years. The effect of this change was not material. Our business equipment operating lease terms vary, generally from 12 to 36 months. Accumulated depreciation on equipment on operating leases for the years ended December 31, 1996, 1995 and 1994 amounted to $1,259, $1,065 and $824, respectively. Scheduled minimum future rental revenues on operating leases with original terms of one year or longer are:

           1997             1998            1999            Thereafter
--------------------------------------------------------------------------------
           $446             $202            $101               $48
================================================================================

Total contingent rentals, principally usage charges in excess of minimum allowances relating to operating leases, for the years ended December 31, 1996, 1995 and 1994 amounted to $199, $190 and $197, respectively.

7  Land, Buildings and Equipment, net

The components of land, buildings and equipment, net at December 31, 1996, 1995 and 1994 follow:

                                        Estimated
                                     Useful Lives
                                           (Years)     1996      1995      1994
--------------------------------------------------------------------------------
Land                                                 $   89    $   85    $   87
Buildings and building
   equipment                              20 to 40      991       941       876
Leasehold improvements                  Lease term      378       347       339
Plant machinery                            4 to 12    1,862     1,907      1,843
Office furniture and
   equipment                               3 to 10    1,231     1,161     1,245
Other                                      3 to 20      218       201       139
Construction in progress                                250       231       227
--------------------------------------------------------------------------------
Subtotal                                              5,019     4,873     4,756
Less accumulated depreciation                         2,763     2,768     2,648
--------------------------------------------------------------------------------
Land, buildings and equipment, net                   $2,256    $2,105    $2,108
================================================================================

We lease certain land, buildings and equipment, substantially all of which are accounted for as operating leases. Total rent expense under operating leases for the years ended December 31, 1996, 1995 and 1994 amounted to $421, $425 and $502, respectively. Future minimum operating lease commitments that have remaining non-cancelable lease terms in excess of one year at December 31, 1996 follow:

              1997     1998      1999       2000     2001     Thereafter
--------------------------------------------------------------------------------
              $311     $241      $179       $144     $119       $406
================================================================================

In certain circumstances, we sublease space not currently required in operations. Future minimum sublease income under leases with non-cancelable terms in excess of one year amounted to $27 at December 31, 1996.

     In 1994, we awarded a contract to Electronic Data Systems Corp. (EDS) to operate our worldwide data processing and telecommunications network through the year 2004. Minimum payments due EDS under the contract follow:

              1997      1998     1999       2000     2001    Thereafter
--------------------------------------------------------------------------------
              $336      $300     $261       $233     $222       $485
================================================================================

8  Investments in Affiliates, at Equity

Investments in corporate joint ventures and other companies in which we have a 20 to 50 percent ownership interest at December 31, 1996, 1995 and 1994 follow:

                                                    1996        1995        1994
--------------------------------------------------------------------------------
Fuji Xerox                                        $1,173      $1,223      $1,183
Other investments                                    109          91          95
--------------------------------------------------------------------------------
Investments in affiliates, at equity              $1,282      $1,314      $1,278
================================================================================

Rank Xerox, a consolidated subsidiary, owns 50 percent of the outstanding stock of Fuji Xerox, a corporate joint venture with Fuji Photo Film Co., Ltd. Fuji Xerox is headquartered in Tokyo and operates in Japan and other areas of the Pacific Rim, Australia and New Zealand, except for China. Condensed financial data of Fuji Xerox for its last three fiscal years ended October 20, follow:

                                                    1996        1995        1994
--------------------------------------------------------------------------------
Summary of Operations
Revenues                                          $8,091      $8,500      $7,235
Costs and expenses                                 7,546       7,989       6,829
--------------------------------------------------------------------------------
Income before income taxes                           545         511         406
Income taxes                                         313         287         235
--------------------------------------------------------------------------------
Net income                                        $  232      $  224      $  171
================================================================================
Rank Xerox' equity in net income                  $  116      $  112      $   86
================================================================================
Xerox' equity in net income                       $   93      $   88      $   57
================================================================================
Balance Sheet Data
Assets
Current assets                                    $3,008      $3,518      $3,428
Non-current assets                                 3,168       3,085       3,038
--------------------------------------------------------------------------------
Total assets                                      $6,176      $6,603      $6,466
================================================================================
Liabilities and Shareholders' Equity
Current liabilities                               $2,546      $2,675      $2,567
Long-term debt                                       427         594         658
Other non-current liabilities                        850         884         871
Shareholders' equity                               2,353       2,450       2,370
--------------------------------------------------------------------------------
Total liabilities and
   shareholders' equity                           $6,176      $6,603      $6,466
================================================================================

9  Geographic Area Data

Revenues and assets of Rank Xerox are substantially attributable to European operations; their consolidated operations in Africa, Asia and the Middle East together comprise less than two percent of our consolidated amounts. The Other Areas classification includes operations principally in Latin America and Canada.

     Intercompany revenues are generally based on manufacturing cost plus a markup to recover other operating costs and to provide a profit margin to the selling company.

     Geographic area data for our continuing operations follow:

                                                         Year ended December 31,
                                             -----------------------------------
                                                 1996         1995         1994
-------------------------------------------------------------------------------
Revenues from Unrelated Entities:
   United States                             $  8,583     $  8,068     $  7,822
   Rank Xerox                                   5,501        5,495        4,566
   Other Areas                                  3,294        3,025        2,696
-------------------------------------------------------------------------------
Total                                        $ 17,378     $ 16,588     $ 15,084
===============================================================================
Intercompany Revenues:
   United States                             $  1,377     $  1,376     $  1,291
   Rank Xerox                                     230          226          262
   Other Areas                                    425          463          362
-------------------------------------------------------------------------------
Total                                        $  2,032     $  2,065     $  1,915
===============================================================================
Total Revenues:
   United States                             $  9,960     $  9,444     $  9,113
   Rank Xerox                                   5,731        5,721        4,828
   Other Areas                                  3,719        3,488        3,058
   Less intercompany revenues                  (2,032)      (2,065)      (1,915)
-------------------------------------------------------------------------------
Total                                        $ 17,378     $ 16,588     $ 15,084
===============================================================================
Net Income (Before
   Intercompany Eliminations):
   United States                             $    444     $    370     $    436
   Rank Xerox                                     432          409          218
   Other Areas                                    375          364          193
-------------------------------------------------------------------------------
Total                                        $  1,251     $  1,143     $    847
===============================================================================
Net Income (After
   Intercompany Eliminations):
   United States                             $    414     $    418     $    386
   Rank Xerox                                     431          408          215
   Other Areas                                    361          348          193
-------------------------------------------------------------------------------
Total                                        $  1,206     $  1,174     $    794
===============================================================================
Assets:
   United States                             $ 10,354     $  9,876     $  9,133
   Rank Xerox                                   7,844        7,566        7,171
   Other Areas                                  4,222        3,756        3,070
-------------------------------------------------------------------------------
Subtotal                                       22,420       21,198       19,374
Investment in
   discontinued operations                      4,398        4,810        7,904
-------------------------------------------------------------------------------
Total                                        $ 26,818     $ 26,008     $ 27,278
===============================================================================


10  Discontinued Operations

In January 1993, we announced our intent to sell or otherwise disengage from our Insurance and Other Financial Services businesses. Since that time, we have disposed of a number of these businesses through sale and run-off collection activities. At December 31, 1996, our sole remaining non-Document Processing operation is the Insurance business, which excludes our other discontinued businesses consisting of Other Financial Services, and Third-Party Financing and Real-Estate which are primarily in asset run-off. The Insurance business consists of Talegen Holdings, Inc. (Talegen), The Resolution Group, Inc. (TRG), Ridge Reinsurance Limited (Ridge Re) and headquarters costs and interest expense associated with the insurance activities of Xerox Financial Services, Inc.
(XFSI).

     In January 1996, we announced agreements to sell all of the remaining insurance and insurance-related service companies of Talegen and TRG (the Remaining companies), for approximately $2.7 billion, to investor groups led by Kohlberg Kravis Roberts & Co. (KKR) and Talegen/TRG management. However, in September 1996, KKR and the Company mutually agreed to terminate these agreements. As a result, the Board of Directors formally approved a plan of disposal under which we have retained investment bankers to assist us in simultaneously marketing each of the Remaining companies. We expect our strategy of exiting the Insurance business to be either fully or substantially completed by the end of 1997.

     In connection with the announced sale of the Remaining companies to KKR, we recorded a $1,546 loss on disposal in the fourth quarter of 1995. Based on current estimates of the value of the Remaining companies, no additional charges are required as a result of the terminated agreements.

Insurance. In 1993, Talegen completed a restructuring which established and capitalized seven insurance operating groups as independent legal entities:
Constitution Re Corporation (CRC), Coregis Group, Inc. (Coregis), Crum & Forster Holdings, Inc., Industrial Indemnity Insurance Holdings, Inc., TRG, Viking Insurance Holdings, Inc. (Viking) and Westchester Specialty Group, Inc.

     In connection with the restructuring of Talegen, XFSI agreed that support would be provided in the form of aggregate excess of loss reinsurance. This reinsurance protection is provided through XFSI's single purpose, wholly owned reinsurance company Ridge Re, which was established in 1992. Commencing in 1993, XFSI became obligated to pay Ridge Re annual premium installments of $49, plus finance charges, for 10 years, for coverage totaling $1,245, which is net of 15 percent coinsurance. The XFSI premium payments have been guaranteed by us. We have also guaranteed Ridge Re's performance under a $400 letter of credit facility required to provide security with respect to aggregate excess of loss reinsurance obligations under contracts with the Remaining companies. At December 31, 1996, Ridge Re recognized approximately $650 of the $1,245 excess of loss reinsurance coverage estimated to be required based on actuarial projections.

     XFSI may also be required, under certain circumstances, to purchase up to $301 in redeemable preferred stock of Ridge Re. In addition, XFSI has guaranteed to the Remaining companies that Ridge Re will meet all of its financial obligations under all of the foregoing excess of loss reinsurance issued to them.

Sales of Talegen Insurance Operating Groups. In April 1995, CRC was sold for a purchase price of $421 in cash, which approximated book value. In July 1995, Viking was sold for approximately $103 in cash plus future upward price adjustments based on loss reserve development. The transaction approximated book value. The proceeds of both transactions were used to retire debt.

     In January 1997, we announced the sale of the Coregis insurance unit to a subsidiary of GE Capital Corporation for $450. The consideration, which is comprised of $375 in cash and $75 assumed debt, is in excess of book value and is consistent with the estimated value for the unit when we discontinued the Insurance operations in 1995. The transaction is subject to regulatory approvals and customary closing conditions and is expected to close in the second quarter of 1997. In 1996, Coregis had gross written premiums of $423 and a year-end policyholders surplus of $271.

Insurance Financial Information. Summarized operating results of Insurance for the three years ended December 31, 1996 follow:

                                                 1996         1995         1994
-------------------------------------------------------------------------------
Revenues
Insurance premiums earned                     $ 1,708      $ 1,888      $ 2,312
Investment and other income                       435          464          437
-------------------------------------------------------------------------------
Total Revenues                                  2,143        2,352        2,749
--------------------------------------------------------------------------------
Costs and Expenses
Insurance losses and loss expenses              1,667        2,031        1,769
Insurance acquisition costs and
   other operating expenses                       557          619          777
Interest expense                                  203          231          212
Administrative and
   general expenses                               (48)         556           47
-------------------------------------------------------------------------------
Total costs and expenses                        2,379        3,437        2,805
Realized capital gains                              4           60           12
-------------------------------------------------------------------------------
Income (loss) before income taxes                (232)      (1,025)         (44)
Income tax benefits                                97          357           44
-------------------------------------------------------------------------------
Net income (loss) from
   operations*                                   (135)        (668)          --
Loss on disposal                                   --         (978)          --
-------------------------------------------------------------------------------
Income (loss) from Insurance                  $  (135)     $(1,646)     $    --
===============================================================================

* The 1995 amount includes $568 of after-tax reserves.

The 1996 total insurance after-tax loss of $135 was charged to reserves established for this purpose and, therefore, did not impact our earnings.

     The net assets at December 31, 1996, 1995 and 1994 of the Insurance businesses included in our consolidated balance sheets as discontinued operations are summarized as follow:

                                                  1996         1995         1994
--------------------------------------------------------------------------------
Insurance Assets
Investments                                    $ 7,889      $ 7,871      $ 8,384
Reinsurance recoverable                          2,458        2,616        3,063
Premiums and other receivables                   1,082        1,191        1,276
Deferred taxes and other assets                  1,201        1,450        1,743
--------------------------------------------------------------------------------
Total Insurance assets                         $12,630      $13,128      $14,466
--------------------------------------------------------------------------------
Insurance Liabilities
Unpaid losses and loss expenses                $ 8,572      $ 8,761      $ 8,809
Unearned income                                    812          859        1,066
Notes payable                                      215          372          425
Other liabilities                                1,185        1,458          954
--------------------------------------------------------------------------------
Total Insurance liabilities                     10,784       11,450       11,254
--------------------------------------------------------------------------------
Investment in Insurance, net                   $ 1,846      $ 1,678      $ 3,212
================================================================================

     At December 31,1996 and 1995, intercompany receivables aggregating approximately $414 and $465, respectively, have been included as assets in Investment in discontinued operations in the consolidated balance sheets. The corresponding obligations are included in Deferred taxes and other liabilities in the consolidated balance sheets and represent funding commitments by XFSI guaranteed by us. Substantially all of these funding commitments will be paid at the time the remaining Talegen and TRG sales are completed.

     The Investments caption consists mainly of short-term investments as shown below. At December 31, 1996, approximately 96 percent of the fixed maturity investments are investment grade securities. The amortized cost and fair value of the investment portfolio at December 31, 1996 follow:

                                                      Amortized             Fair
                                                           Cost            Value
--------------------------------------------------------------------------------
Fixed maturities                                         $3,097           $3,121
Equity securities                                             2                3
Short-term investments                                    4,765            4,765
--------------------------------------------------------------------------------
Total investments                                        $7,864           $7,889
================================================================================

Activity related to unpaid losses and loss expenses for the three years ended December 31, 1996 follow:

                                               1996          1995          1994
-------------------------------------------------------------------------------
Unpaid Losses and Loss Expenses
Gross unpaid losses and loss
   expenses, January 1                      $ 8,761       $ 8,809       $ 9,684
Reinsurance recoverable                       2,290         2,391         2,935
-------------------------------------------------------------------------------
Net unpaid losses and loss
   expenses, January 1                        6,471         6,418         6,749
-------------------------------------------------------------------------------
Incurred related to:
   Current year accident losses               1,364         1,461         1,748
   Prior year accident losses                   303           570            21
-------------------------------------------------------------------------------
   Total incurred                             1,667         2,031         1,769
-------------------------------------------------------------------------------
Paid related to:
   Current year accident losses                 407           427           486
   Prior year accident losses                 1,215         1,203         1,577
-------------------------------------------------------------------------------
   Total paid                                 1,622         1,630         2,063
-------------------------------------------------------------------------------
Sale of CRC and Viking                           --          (769)           --
-------------------------------------------------------------------------------
Other adjustments                              (189)          421           (37)
-------------------------------------------------------------------------------
Net unpaid losses and loss
   expenses, December 31                      6,327         6,471         6,418
Reinsurance recoverable                       2,245         2,290         2,391
-------------------------------------------------------------------------------
Gross unpaid losses and loss
   expenses, December 31                    $ 8,572       $ 8,761       $ 8,809
===============================================================================

The increase in 1995 incurred prior year accident losses compared to prior years relates to reserve strengthening including the recording of Ridge Re aggregate excess loss reserves.

Other Financial Services. In 1995, we completed the sale of Xerox Financial Services Life Insurance Company (Xerox Life) for approximately $104 before settlement costs and capital funding of OakRe Life Insurance Company (OakRe), a single-purpose XFSI subsidiary formed in 1994. OakRe assumed responsibility for the Single Premium Deferred Annuity (SPDA) policies issued by Xerox Life's Missouri and California companies via coinsurance agreements. As a result of these coinsurance agreements, at December 31, 1996 and 1995, we have retained on our consolidated balance sheet approximately $2.0 and $2.5 billion, respectively of investment portfolio assets and reinsurance reserves related to Xerox Life's former SPDA policies. These amounts will decrease through the year 2000 as the SPDA policies are either terminated by the policyholder or renewed and transferred to the buyer.

     In connection with the aforementioned sale, XFSI established a $500 letter of credit and line of credit with a group of banks to support OakRe's coinsurance obligations. This letter of credit expires in 2000 and it is unused and available at December 31, 1996. Upon a drawing under the letter of credit, XFSI has the option to cover the drawing in cash or to draw upon the credit line.

Third-Party Financing and Real-Estate. During the last six years, we made substantial progress in disengaging from the Third-Party Financing and Real-Estate businesses that were discontinued in 1990. During the three years ended December 31, 1996, we received net cash proceeds of $359 ($36 in 1996, $64 in 1995 and $259 in 1994) from the sale of individual assets and from run-off collection activities. The amounts received were consistent with our estimates in the disposal plan and were used primarily to retire debt.

     The remaining assets primarily represent direct financing leases, many with long-duration contractual maturities and unique tax attributes. Accordingly, we expect that the wind-down of the portfolio will be slower during 1997 and in future years, as it was in 1995 and 1996, compared with prior years.

Total Discontinued Operations. The consolidated financial statements present the Insurance, Other Financial Services and Third-Party Financing and Real-Estate businesses as discontinued operations. Debt has been assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations adjusted for subsequent paydowns. Interest expense thereon is primarily determined based on our annual average domestic borrowing costs. Assigned interest expense for the discontinued businesses for the years ended December 31, 1996, 1995 and 1994 was $226, $255 and $246, respectively.

     Summarized information of discontinued operations for the three years ended December 31, 1996 follow:

                                                  1996        1995         1994
-------------------------------------------------------------------------------
Summary of Operations
Income (loss) before income taxes              $    --     $(1,025)     $   (44)
Income tax benefits                                 --         357           44
(Loss) on disposal                                  --        (978)          --
-------------------------------------------------------------------------------
Net income (loss)                              $    --     $(1,646)     $    --
===============================================================================

Balance Sheet Data
Assets
------
Insurance
Investment, net                                $ 1,846     $ 1,678      $ 3,212
-------------------------------------------------------------------------------
Other Financial Services
Investments                                      1,991       2,508        3,604
Other assets, net                                  111         135          541
-------------------------------------------------------------------------------
OFS assets                                       2,102       2,643        4,145
-------------------------------------------------------------------------------
Third-Party Financing and
   Real-Estate
Gross finance receivables                          401         472          538
Unearned income and other                           49          17            9
-------------------------------------------------------------------------------
Investment, net                                    450         489          547
--------------------------------------------------------------------------------
Investment in
   discontinued operations                     $ 4,398     $ 4,810      $ 7,904
-------------------------------------------------------------------------------
Liabilities
-----------
OFS policyholders' deposits                    $ 1,998     $ 2,528      $ 3,576
Other OFS liabilities                                3           1          337
Assigned debt                                      273         281          281
-------------------------------------------------------------------------------
Discontinued operations liabilities            $ 2,274     $ 2,810      $ 4,194
===============================================================================

At December 31, 1996 and 1995, approximately $2.5 billion and $2.3 billion, respectively, of third-party indebtedness assigned to the Insurance operations is included in the consolidated balance sheet caption Long-term debt.

     Our net investment in discontinued operations is approximately $2,124 and $2,000 at December 31, 1996 and 1995, respectively. Based on current estimates, we believe that the proceeds received from disposal of the remaining net discontinued assets will be consistent with our net carrying value of these businesses.

11  Debt

Short-Term Debt. Short-term borrowings data at December 31, 1996 and 1995 follow:

                                   Weighted average
                                  interest rates at
                                  December 31, 1996           1996          1995
--------------------------------------------------------------------------------
Bank notes payable                             6.92%        $  762        $  893
Foreign commercial paper                       4.88            864            --
--------------------------------------------------------------------------------
Total short-term debt                                        1,626           893
Current maturities of
  long-term debt                                             1,910         2,381
--------------------------------------------------------------------------------
Total                                                       $3,536        $3,274
================================================================================

Bank notes payable generally represent foreign currency denominated borrowings of non-U.S. subsidiaries.

Long-Term Debt. A summary of long-term debt, by final maturity date, at December 31, 1996 and 1995 follow:

                                         Weighted average
                                        interest rates at
                                        December 31, 1996        1996       1995
--------------------------------------------------------------------------------
U.S. Operations:
Xerox Corporation (parent company)
Guaranteed ESOP notes
  due 1999-2004                                      7.63%     $  494     $  547
Notes due 1996                                         --          --        420
Notes due 1997                                       8.97         275        200
Notes due 1999                                       5.35         454        484
Notes due 2000                                       7.33         600        600
Notes due 2001                                       6.85         212         62
Notes due 2002                                       8.00         225        200
Notes due 2004                                       7.15         200        200
Notes due 2005                                         --          --         50
Notes due 2006                                       7.13          50         --
Notes due 2007                                       7.38          25         25
Notes due 2011                                       7.94         205         --
Notes due 2016                                       7.20         250         --
Notes due 2026                                       6.25         350         --
Other debt due 1996-2014                             7.05         128         97
Capital lease obligations                            6.85           4          5
--------------------------------------------------------------------------------
  Subtotal                                                      3,472      2,890
--------------------------------------------------------------------------------
Xerox Credit Corporation
Notes due 1996                                         --          --        850
Notes due 1997                                       6.48         877        677
Notes due 1998                                       5.93         420        220
Notes due 1999                                       8.25         300        150
Notes due 2000                                       6.40         153        303
Notes due 2001                                       6.78         100         --
Notes due 2011                                       7.68         200         --
Floating rate notes due 2048                         5.80          65         61
Other debt due 1997                                 10.00           9         18
--------------------------------------------------------------------------------
Subtotal                                                        2,124      2,279
--------------------------------------------------------------------------------
XFSI Notes due 1996                                    --          --        135
--------------------------------------------------------------------------------
Total U.S. operations                                          $5,596     $5,304
--------------------------------------------------------------------------------


                                       Weighted average
                                      interest rates at
                                      December 31, 1996         1996        1995
--------------------------------------------------------------------------------
International Operations:
Various obligations, payable in:
Canadian dollars due 1996-2007                    10.83%     $   192     $   263
Dutch guilders due 1996-2000                       5.33          108         216
French francs due 1996-1999                        5.73           47          76
German marks due 1996-1999                         6.47          146         280
Pounds sterling due 1996-2003                      8.31          257         283
Swiss francs due 1996-2000                         3.80           57          81
Italian lira due 1996-1998                         8.70          113          99
U.S. dollars due 1996-1999                         6.09          133         268
Other currencies due 1996-2001                     6.70          274         363
Capital lease obligations                            --           --           9
--------------------------------------------------------------------------------
Total international operations                                 1,327       1,938
--------------------------------------------------------------------------------
Other borrowings deemed
  long-term                                                    3,684       3,287
--------------------------------------------------------------------------------
Subtotal                                                      10,607      10,529
Less current maturities                                        1,910       2,381
--------------------------------------------------------------------------------
Total long-term debt                                         $ 8,697     $ 8,148
================================================================================

Consolidated Long-Term Debt Maturities. Payments due on long-term debt for the next five years follow:

             1997      1998     1999      2000    2001      Thereafter
--------------------------------------------------------------------------------
           $1,910      $803     $924      $873    $416      $1,997
================================================================================

These payments do not include amounts relating to domestic commercial paper and foreign bank notes payable which have been classified as long-term debt under the caption Other borrowings deemed long-term. These borrowings are classified as long-term because we have the intent to refinance them on a long-term basis, and the ability to do so under our revolving credit agreement.

     Certain of our debt agreements allow us to redeem outstanding debt prior to scheduled maturity. Outstanding debt issues with these call features are classified in the preceding five-year maturity table in accordance with management's current expectations. The actual decision as to early redemption will be made at the time the early redemption option becomes exercisable and will be based on prevailing economic and business conditions.

Lines of Credit. Our domestic operations have a revolving credit agreement totaling $5.0 billion with a group of banks, which expires in 2000. This agreement is unused and is available to back commercial paper borrowings of our domestic operations, which amounted to $3.1 billion and $2.8 billion at December 31, 1996 and 1995, respectively. In addition, our foreign subsidiaries had unused committed long-term lines of credit used to back short-term indebtedness that aggregate $2.1 billion in various currencies at prevailing interest rates.

Match Funding of Finance Receivables and Indebtedness. We employ a match funding policy for customer financing assets and related liabilities. Under this policy, which is more fully discussed in the accompanying Financial Review on Page 41, the interest and currency characteristics of the indebtedness are, in most cases, matched to the interest and currency characteristics of the finance receivables. At December 31, 1996, these operations had approximately $11.6 billion of net finance receivables, which will service approximately $9.5 billion of assigned short- and long-term debt, including $0.2 billion of debt assigned to discontinued third-party financing businesses.

Guarantees. At December 31, 1996, we have guaranteed the borrowings of our ESOP and $1,309 of indebtedness of our foreign subsidiaries.

Interest. Interest paid by us on our short- and long-term debt, including amounts relating to debt assigned to discontinued operations, amounted to $871, $817 and $751, respectively, for the years ended December 31, 1996, 1995 and 1994.

Total Short- and Long-Term Debt. Our total indebtedness, excluding the direct indebtedness of Talegen, at December 31, 1996 and 1995 is reflected in the consolidated balance sheet captions as follows:

                                                             1996           1995
--------------------------------------------------------------------------------
Short-term debt and current portion
   of long-term debt                                      $ 3,536        $ 3,274
Long-term debt                                              8,424          7,867
Discontinued operations liabilities-
   policyholders' deposits and other                          273            281
--------------------------------------------------------------------------------
Total debt                                                $12,233        $11,422
================================================================================

A summary of changes in consolidated indebtedness for the three years ended December 31, 1996 follow:

                                                 1996         1995         1994
-------------------------------------------------------------------------------
Increase (decrease) in short-term
   debt, net                                  $   989      $    94      $  (146)
Proceeds from long-term debt                    2,998        3,169        2,058
Principal payments on
   long-term debt                              (2,989)      (2,497)      (1,555)
-------------------------------------------------------------------------------
Subtotal                                          998          766          357
Less discontinued operations                        8           --         (193)
-------------------------------------------------------------------------------
Total change in debt of
   continuing operations                      $   990      $   766      $   550
===============================================================================

12  Financial Instruments

Derivative Financial Instruments. Certain financial instruments with off-balance-sheet risk have been entered into by us to manage our interest rate and foreign currency exposures. These instruments are held solely for hedging purposes and include interest rate swap agreements, forward exchange contracts and foreign currency swap agreements. We do not enter into derivative instrument transactions for trading or other speculative purposes.

     We typically enter into simple, unleveraged derivative transactions which, by their nature, have low credit and market risk. Our policies on the use of derivative instruments prescribe an investment grade counterparty credit floor and at least quarterly monitoring of market risk on a counterparty-by-counterparty basis. We utilize numerous counterparties to ensure that there are no significant concentrations of credit risk with any individual counterparty or groups of counterparties. Based upon our ongoing evaluation of the replacement cost of our derivative transactions and counterparty creditworthiness, we consider the risk of credit default significantly affecting our financial position or results of operations to be remote.

     We employ the use of hedges to reduce the risks that rapidly changing market conditions may have on the underlying transactions. Typically, our currency and interest rate hedging activities are not affected by changes in market conditions as forward contracts and swaps are arranged and normally held to maturity in order to lock in currency rates and interest rate spreads related to underlying transactions.

     None of our hedging activities involve exchange traded instruments.

Interest Rate Swaps. We enter into interest rate swap agreements to manage interest rate exposure. An interest rate swap is an agreement to exchange interest rate payment streams based on a notional principal amount. We follow settlement accounting principles for interest rate swaps whereby the net interest rate differentials to be paid or received are recorded currently as adjustments to interest expense.

     Virtually all customer financing assets earn fixed rates of interest. Accordingly, through the use of interest rate swaps in conjunction with the contractual maturity terms of outstanding debt, we "lock in" an interest spread by arranging fixed-rate interest obligations with maturities similar to the underlying assets. Additionally, customer financing assets are consistently funded with liabilities denominated in the same currency. We refer to the effects of these conservative practices as "match funding" our customer financing assets. This practice effectively eliminates the risk of a major decline in interest margins resulting from adverse changes in the interest rate environment. Conversely, this practice does effectively eliminate the opportunity to materially increase margins when interest rates are declining.

     More specifically, pay fixed/receive variable interest rate swaps are often used in place of more expensive fixed rate debt for the purpose of match funding fixed rate customer contracts. Pay variable/receive variable interest rate swaps ("basis swaps") are used to transform variable rate, medium-term debt into commercial paper or local currency LIBOR rate obligations. Pay variable/receive fixed interest rate swaps are used to transform term fixed rate debt into variable rate obligations. During 1996, two such agreements were cancelled in connection with the early retirement of two medium-term notes. The transactions performed within each of these three categories enable the cost-effective management of interest rate exposures. During 1996, the average notional amount of an interest rate swap agreement was $32.

     At December 31, 1996 and 1995, the total notional amounts of these transactions, based on contract maturity, follow:

                                                             1996           1995
--------------------------------------------------------------------------------
Commercial paper/bank borrowings                           $1,822         $1,784
Medium-term debt                                            4,000          3,906
Long-term debt                                              3,444          1,394
--------------------------------------------------------------------------------
Total                                                      $9,266         $7,084
================================================================================

For the three years ended December 31, 1996, no pay fixed/receive variable interest rate swap agreements were terminated prior to maturity.

The aggregate notional amounts of interest rate swaps by maturity date and type at December 31, 1996 and 1995 follow:

                                                                   1996           1997      1998-2000      2001-2016          Total
------------------------------------------------------------------------------------------------------------------------------------

1996   Pay fixed/receive variable                                $   --         $1,224         $3,117         $1,750         $6,091
       Pay variable/receive variable                                 --            455            373             37            865
       Pay variable/receive fixed                                    --            143            510          1,657          2,310
------------------------------------------------------------------------------------------------------------------------------------

       Total                                                     $   --         $1,822         $4,000         $3,444         $9,266
------------------------------------------------------------------------------------------------------------------------------------

       Memo:
       Interest rate paid                                            --           6.21%          6.73%          5.98%          6.35%

       Interest rate received                                        --           5.90%          5.72%          6.49%          6.04%

====================================================================================================================================

1995   Pay fixed/receive variable                                $1,466         $1,339         $2,196         $   --         $5,001
       Pay variable/receive variable                                150            505            323             70          1,048
       Pay variable/receive fixed                                   168             37            150            680          1,035
------------------------------------------------------------------------------------------------------------------------------------

       Total                                                     $1,784         $1,881         $2,669         $  750         $7,084
------------------------------------------------------------------------------------------------------------------------------------

       Memo:
       Interest rate paid                                          6.61%          6.39%          7.19%          6.44%          6.75%

       Interest rate received                                      6.69%          6.00%          5.99%          7.74%          6.35%

====================================================================================================================================


Forward Exchange Contracts. We utilize forward exchange contracts to hedge against the potentially adverse impacts of foreign currency fluctuations on foreign currency denominated receivables and payables; firm foreign currency commitments; and investments in foreign operations. Firm foreign currency commitments generally represent committed purchase orders for foreign sourced inventory. These contracts generally mature in six months or less. At December 31, 1996 and 1995, we had outstanding forward exchange contracts of $2,259 and $1,474, respectively. Of the outstanding contracts at December 31, 1996, the largest single currency represented was the Japanese yen. Contracts denominated in Japanese yen, Brazilian reais, U.S.

dollars, French francs, Italian lira and Swiss francs accounted for over 75 percent of our forward exchange contracts. On contracts that hedge foreign currency denominated receivables and payables, gains or losses are reported currently in income and premiums or discounts are amortized to income and included in Other, net in the consolidated statements of income. Gains or losses, as well as premiums or discounts, on contracts that hedge firm commitments are deferred and subsequently recognized as part of the underlying transaction. At December 31, 1996, we had a net deferred loss of $26. Gains or losses on contracts that hedge an investment in a foreign operation are reported currently in the balance sheet as a component of cumulative translation adjustments. The premium or discount on contracts that hedge an investment in a foreign operation are amortized to income and included in Other, net in the consolidated statements of income. During 1996, the average notional amount of a forward exchange contract amounted to $8.

Foreign Currency Swap Agreements. During 1996, we entered into cross currency interest rate swap agreements, whereby we issued foreign currency denominated debt and swapped the proceeds with a counterparty. In return, we received and effectively denominated the debt in local currencies. Currency swaps are utilized as hedges of the underlying foreign currency borrowings, and exchange gains or losses are recognized currently in Other, net in the consolidated statements of income. At December 31, 1996, cross currency interest rate swap agreements with an aggregate notional amount of $511 remained outstanding.

Fair Value of Financial Instruments. The estimated fair values of our financial instruments at December 31, 1996 and 1995 follow:

                                             1996                    1995
                                     -------------------    --------------------
                                     Carrying       Fair    Carrying        Fair
                                       Amount      Value      Amount       Value
--------------------------------------------------------------------------------
Cash                                 $    104   $    104    $    136   $    136
Accounts receivable, net                2,022      2,022       1,914      1,914
Short-term debt                         1,626      1,626         893        893
Long-term debt                         10,607     10,766      10,529     10,864
Interest rate and currency
   swap agreements                         --        (61)         --        (73)
Forward exchange
   contracts                               --         19          --        (29)
===============================================================================

The fair value amounts for Cash, Accounts receivable, net and Short-term debt approximate carrying amounts due to the short maturities of these instruments.

     The fair value of Long-term debt was estimated based on quoted market prices for these or similar issues or on the current rates offered to us for debt of the same remaining maturities. The difference between the fair value and the carrying value represents the theoretical net premium we would have to pay to retire all debt at such date. We have no plans to retire significant portions of our long-term debt prior to scheduled maturity. We are not required to determine the fair value of our finance receivables, the match funding of which is the source of much of our interest rate swap activity.

     The fair values for interest rate and cross currency swap agreements and forward exchange contracts were calculated by us based on market conditions at year-end and supplemented with quotes from brokers. They represent amounts we would receive (pay) to terminate/replace these contracts. We have no present plans to terminate/replace significant portions of these contracts.

13  Employee Benefit Plans

Retirement Income Guarantee Plan (RIGP). Approximately 51,000 salaried and union employees participate in the RIGP plans. The RIGP plans are defined benefit plans, which provide employees with the greater of (i) the benefit calculated under a highest average pay and years of service formula, (ii) the benefit calculated under a formula that provides for the accumulation of salary and interest credits during an employee's work life, or (iii) the individual account balance from our prior defined contribution plan (Transitional Retirement Accounts or TRA).

     At December 31, 1996, these domestic plans accounted for approximately 64 percent of our total pension assets and were invested as follows: domestic and international equity securities - 71 percent; fixed-income investments - 27 percent; and real estate - 2 percent. No plan assets are invested in our stock.

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

     The transition asset and prior service cost are amortized over 15 years. Pension costs are determined using assumptions as of the beginning of the year while the funded status is determined using assumptions as of the end of the year. The assumptions used in the accounting for the U.S. defined benefit plans follow:

                                               1996          1995          1994
-------------------------------------------------------------------------------
Assumed discount rates                         7.75%         7.25%         8.75%
Assumed rates for compensation
   increases                                   4.50          4.25          5.75
Expected return on plan assets                 9.50          9.50          9.50
===============================================================================

Our discount rate considers, among other items, the aggregate effects of a relatively young work force and, because pension benefits are settled at retirement, the absence of retirees receiving pension benefits from plan assets. Accordingly, the duration of our pension obligation tends to be relatively longer in comparison to other companies. Changes in the assumed discount rates and rates of compensation increases primarily reflect changes in the underlying rates of long-term inflation.

Other Plans. We maintain various supplemental executive retirement plans (SERPs) that are not tax-qualified and are unfunded.

     We sponsor numerous pension plans for our international operating units in Europe, Canada and Latin America, which generally provide pay- and service-related benefits. Plan benefits are provided through a combination of funded trusteed arrangements or through book reserves. The Rank Xerox pension plan in the United Kingdom is the largest international plan and accounted for approximately 24 percent of our total pension assets at December 31, 1996. It is primarily invested in marketable equity securities.

Financial Information. Our disclosures about the funded status and components of pension cost are in accordance with U.S. accounting principles. Such principles recognize the long-term nature of pension plan obligations and the need to make assumptions about events many years into the future. In any year there may be significant differences between a plan's actual experience and its actuarially assumed experience. Such differences are deferred and do not generally affect current net pension cost. The objective of deferring such differences is to allow actuarial gains and losses an opportunity to offset over time. These deferrals are included in the captions Unrecognized net gain (loss) and Net amortization and deferrals in the accompanying tables. Due to variations in investment results, the effect of revising actuarial assumptions, and actual plan experience which differs from assumed experience, certain of our plans may be classified as overfunded in one year and underfunded in another year. Under ERISA and other laws, the excess assets of overfunded plans are not available to fund deficits in other plans.

     The non-funded plans are the SERPs and the Rank Xerox pension plans in Germany and Austria. For tax reasons, these plans are most efficiently and customarily funded on a pay-as-you-go basis.


A reconciliation of the funded status of our retirement plans to the amounts accrued in our consolidated balance sheets at December 31, 1996 and 1995 follow:

                                                                      1996                                   1995
                                                       ----------------------------------    ---------------------------------------

                                                        Over-   Under-     Non-               Over-   Under-      Non-
                                                       funded   funded   funded     Total    funded   funded     funded      Total
------------------------------------------------------------------------------------------------------------------------------------

Accumulated benefit obligation                         $5,549    $  70    $ 252    $5,871    $5,066    $  41    $   240    $ 5,347
Effect of projected compensation increases                471       51       48       570       440       37         53        530
------------------------------------------------------------------------------------------------------------------------------------

Projected benefit obligation (PBO)                      6,020      121      300     6,441     5,506       78        293      5,877
Plan assets at fair value                               6,706       65       --     6,771     5,830       38         --      5,868
------------------------------------------------------------------------------------------------------------------------------------

Excess (deficit) of plan assets over PBO                  686      (56)    (300)      330       324      (40)      (293)        (9)
Items not yet reflected in the financial statements:
   Unamortized transition obligations (assets)           (116)      17       10       (89)     (137)      19         12       (106)
   Unrecognized prior service cost                         40       --       (9)       31        48       --        (12)        36
   Unrecognized net (gain) loss                          (268)      30       29      (209)       49      (14)        31         66
------------------------------------------------------------------------------------------------------------------------------------

Prepaid (accrued) pension cost recognized
   in the consolidated balance sheets at
   December 31                                         $  342    $  (9)   $(270)   $   63    $  284    $ (35)   $  (262)   $   (13)
====================================================================================================================================


     The components of pension cost for the three years ended December 31, 1996 follow:

                                                     1996       1995       1994
-------------------------------------------------------------------------------
Defined benefit plans
   Service cost                                   $   164    $   143    $   150
-------------------------------------------------------------------------------
   Interest cost - change in PBO due to:
     Passage of time                                  201        186        171
     Net investment income (loss)
       allocated to TRA accounts                      586        624        (45)
-------------------------------------------------------------------------------
     Subtotal                                         787        810        126
-------------------------------------------------------------------------------
   Net investment (income) loss on:
     TRA assets                                      (586)      (624)        45
     Other plan assets                               (417)      (372)       (96)
-------------------------------------------------------------------------------
     Subtotal                                      (1,003)      (996)       (51)
-------------------------------------------------------------------------------
   Net amortization and deferrals                     150        120       (144)
-------------------------------------------------------------------------------
   Settlement ad curtailment gains                     (7)       (32)       (12)
-------------------------------------------------------------------------------
Defined benefit plans
   - net pension cost                                  91         45         69
Defined contribution plans
   - pension cost                                      17         13         13
-------------------------------------------------------------------------------
Total pension cost                                $   108    $    58    $    82
===============================================================================

Plan assets consist of both defined benefit plan assets and assets legally allocated to the TRA accounts. The combined investment results of the assets are shown above in the Net investment income caption. To the extent investment results relate to TRA, such results are credited to these accounts as a component of interest cost. The TRA account assets were $4.0 billion and $3.4 billion at December 31, 1996 and 1995, respectively. Our pension plans' funding surplus tends to be less than that of comparable companies because a substantial portion of plan assets are TRA-related and are equal to TRA-related liabilities.

Other Postretirement Benefits. The primary plan for U.S. salaried employees retiring on or after January 1, 1995, provides retirees an annual allowance that can be used to purchase medical and other benefits. The allowance available to each eligible employee is partially service related and, for financial accounting purposes, is projected to increase at an annual rate of 7.5 percent until it reaches the plan's annual maximum coverage of approximately 2 times the 1995 level, the transition date to the new plan.

     We also have other postretirement benefit plans that cover employees who retired prior to January 1, 1995 and certain grandfathered employees. These other plans are generally indemnity arrangements that provide varying levels of benefit coverage. The medical inflation assumption for these plans is 8.0 percent in 1996 and declines to 5.25 percent in 2002 and thereafter. A one percentage point increase in the medical inflation assumptions would increase the service and interest cost for these plans by $4 and the accumulated postretirement benefit obligation by $53.

     The discount rate used to determine the funded status was 7.75 percent,
7.25 percent and 8.75 percent at December 31, 1996, 1995 and 1994, respectively.

     A reconciliation of the financial status of the plans as of December 31 follows:

                                                    1996        1995        1994
--------------------------------------------------------------------------------
Accumulated Postretirement
   Benefit Obligation:
     Retirees                                     $  501      $  506      $  470
     Fully eligible employees                        183         251         205
     Other employees                                 208         219         247
--------------------------------------------------------------------------------
Total                                                892         976         922
Unrecognized net gain                                158          42          84
--------------------------------------------------------------------------------
Accrued cost recognized in the
   consolidated balance sheets                    $1,050      $1,018      $1,006
================================================================================

The components of postretirement benefit cost for the three years ended December 31, 1996 follow:

                                             1996           1995           1994
-------------------------------------------------------------------------------
Service cost                                 $ 26           $ 19           $ 27
Interest cost                                  63             70             66
Net amortization                               (1)            (4)            --
Settlement gain                                --             (8)           (25)
-------------------------------------------------------------------------------
Total                                        $ 88           $ 77           $ 68
===============================================================================

These plans are most efficiently and customarily funded on a pay-as-you-go basis.

Employee Stock Ownership Plan (ESOP) Benefits. In 1989, we established an ESOP and sold to it 10 million shares of Series B Convertible Preferred Stock (Convertible Preferred) of the Company for a purchase price of $785. Each ESOP share is convertible into 3 common shares of the Company. The Convertible Preferred has a $1 par value, a guaranteed minimum value of $78.25 per share and accrues annual dividends of $6.25 per share. The ESOP borrowed the purchase price from a group of lenders. The ESOP debt is included in our consolidated balance sheets because we guarantee the ESOP borrowings. A corresponding amount classified as Deferred ESOP benefits represents our commitment to future compensation expense related to the ESOP benefits.

     The ESOP will repay its borrowings from dividends on the Convertible Preferred and from our contributions. The ESOP's debt service is structured such that our annual contributions (in excess of dividends) essentially correspond to a specified level percentage of participant compensation. As the borrowings are repaid, the Convertible Preferred is allocated to ESOP participants and Deferred ESOP benefits are reduced by principal payments on the borrowings. Most of our domestic employees are eligible to participate in the ESOP.

     Information relating to the ESOP for the three years ended December 31, 1996 follows:

                                                      1996       1995       1994
--------------------------------------------------------------------------------
Interest on ESOP Borrowings                            $42        $45        $49
================================================================================
Dividends declared on Convertible
   Preferred Stock                                     $58        $59        $61
================================================================================
Cash contribution to the ESOP                          $36        $34        $32
================================================================================
Compensation expense                                   $37        $35        $32
================================================================================

We recognize ESOP costs based on the amount committed to be contributed to the ESOP plus related trustee, finance and other charges.

14  Income Taxes

The parent company and its domestic subsidiaries file consolidated U.S. income tax returns. Generally, pursuant to tax allocation arrangements, domestic subsidiaries record their tax provisions and make payments to the parent company for taxes due or receive payments from the parent company for tax benefits utilized.

     Income before income taxes from continuing operations for the three years ended December 31, 1996 consists of the following:

                                                  1996         1995         1994
--------------------------------------------------------------------------------
Domestic income                                 $  781       $  747       $  713
Foreign income                                   1,163        1,102          801
--------------------------------------------------------------------------------
Income before income taxes                      $1,944       $1,849       $1,514
================================================================================

     Provisions for income taxes from continuing operations for the three years ended December 31, 1996 consist of the following:

                                               1996          1995           1994
--------------------------------------------------------------------------------
Federal income taxes
   Current                                    $ 210         $ 285          $ 160
   Deferred                                      50           (21)           100
Foreign income taxes
   Current                                      205           178             88
   Deferred                                     166           110            182
State income taxes
   Current                                       62            57             46
   Deferred                                       7             6             19
--------------------------------------------------------------------------------
Income taxes                                  $ 700         $ 615          $ 595
================================================================================

A reconciliation of the U.S. Federal statutory income tax rate to the effective income tax rate for continuing operations for the three years ended December 31, 1996 follow:

                                                  1996        1995        1994
------------------------------------------------------------------------------
U.S. Federal statutory income
   tax rate                                       35.0%       35.0%       35.0%
Foreign earnings and dividends
   taxed at different rates                         .5         2.2         2.1
Goodwill amortization                               .3          .3          --
Tax-exempt income                                  (.5)        (.6)        (.7)
Effect of tax rate changes on
   deferred tax assets and liabilities              --        (5.3)         --
State taxes                                        2.3         2.2         2.7
Change in valuation allowance
   for deferred tax assets                        (1.0)        (.8)         --
Other                                              (.6)         .3          .2
------------------------------------------------------------------------------
Effective income tax rate                         36.0%       33.3%       39.3%
==============================================================================

The 1996 effective tax rate of 36.0 percent is 2.7 percentage points higher than 1995. After excluding the 1995 Brazilian deferred tax benefit, the 1996 effective tax rate is 2.6 percentage points lower than 1995. This lower effective tax rate is primarily due to the lower statutory tax rate in Brazil and the mix of profits from our worldwide operations.

     The 1995 effective tax rate of 33.3 percent is 6 percentage points lower than the 1994 rate. This lower 1995 rate is primarily caused by a decrease in Brazilian corporate tax rates, which created a deferred tax benefit. This benefit increased 1995 fourth quarter and full year net income by $98. Excluding the Brazilian tax benefit, the 1995 effective tax rate was 38.6 percent.

     On a consolidated basis, including the effects of discontinued operations, we paid a total of $252, $182 and $163 in income taxes to federal, foreign and state income-taxing authorities in 1996, 1995 and 1994, respectively.

     Total income tax expense (benefit) for the three years ended December 31, 1996 was allocated as follows:

                                                   1996        1995        1994
-------------------------------------------------------------------------------
Income from continuing operations                 $ 700       $ 615       $ 595
Discontinued operations                             (84)       (374)       (135)
Common shareholders' equity*                        (15)        (15)        (19)
-------------------------------------------------------------------------------
Total                                             $ 601       $ 226       $ 441
===============================================================================

* For dividends paid on shares held by the ESOP; cumulative translation adjust-ments; tax benefit on non-qualified stock options; and unrealized gains and losses on investment securities.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries and other foreign investments carried at equity. The amount of such earnings included in consolidated retained earnings at December 31, 1996 was approximately $3.9 billion. These earnings have been substantially reinvested and we do not plan to initiate any action that would precipitate the payment of income taxes thereon. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings.

     The tax effects of temporary differences that give rise to significant portions of the eferred taxes at December 31, 1996 and 1995 follow:

                                                            1996           1995
-------------------------------------------------------------------------------
Tax effect of future tax deductions:
   Depreciation                                          $   397        $   537
   Postretirement medical benefits                           405            393
   Restructuring reserves                                     70            194
   Other operating reserves                                  296            337
   Deferred intercompany profit                               83            109
   Allowance for doubtful accounts                            69             73
   Deferred compensation                                     138            132
   Tax credit carryforwards                                  122            101
   Research and development                                  158             87
   Other                                                     108             75
-------------------------------------------------------------------------------
Subtotal                                                   1,846          2,038
Less valuation allowance                                      --             20
-------------------------------------------------------------------------------
Total                                                    $ 1,846        $ 2,018
===============================================================================
Tax effect of future taxable income:
   Installment sales and leases                          $(1,287)       $(1,309)
   Leverage leases                                           (31)           (35)
   Deferred income                                          (205)          (146)
   Other                                                    (163)          (189)
-------------------------------------------------------------------------------
Total                                                    $(1,686)       $(1,679)
===============================================================================

The above amounts are classified as current or long-term in the consolidated balance sheets in accordance with the asset or liability to which they relate. Current deferred tax assets at December 31, 1996, 1995 and 1994 amounted to $473, $608 and $709, respectively.

     We conclude that it is more likely than not that the deferred tax assets will be realized in the ordinary course of operations based on scheduling of deferred tax liabilities and income from operating activities.

     At December 31, 1996, we have tax credit carryforwards for federal income tax purposes of $29 available to offset future federal income taxes through 2000 and $93 available to offset future federal income taxes indefinitely.

15  Litigation

Continuing Operations. On March 10, 1994, a lawsuit was filed in the United States District Court for the District of Kansas by two independent service organizations (ISOs) in Kansas City and St. Louis and their parent company. Plaintiffs claim damages predominately resulting from the Company's alleged refusal to sell parts for high volume copiers and printers to plaintiffs prior to 1994. The Company's policies and practices with respect to the sale of parts to ISOs were at issue in an antitrust class action in Texas, which was settled by the Company during 1994. Claims for individual lost profits of ISOs who were not named parties, such as the plaintiffs in the Kansas action, were not included in that class action. In their complaint plaintiffs allege monetary damages in the form of lost profits in excess of $10 million (to be trebled) and injunctive relief. In a report prepared, pursuant to Rule 26(a)2)B)of the Federal Rules of Civil Procedure, an accountant retained by plaintiffs as an expert indicated that he plans to testify at trial that, allegedly as a result of Xerox' conduct, plaintiffs have lost profits of approximately $137 million. The Company has asserted counterclaims against the plaintiffs alleging patent and copyright infringement, misappropriation of Xerox trade secrets, conversion and unfair competition and/or false advertising. On December 11, 1995, the District Court issued a preliminary injunction against the parent company for copyright infringement. A trial date of March 31, 1997 has been set. The Company denies any wrongdoing and intends to vigorously defend these actions and pursue its counterclaims.

     On August 5, 1996, the District Court dismissed the complaint of 20 different ISOs and the cross complaint of the Company against those 20 ISOs as a result of a settlement between the parties. The terms of the settlement had no material effect on the Company.

Discontinued Operations. Farm & Home Savings Association, now known as Roosevelt Bank, (Farm & Home) and certain Talegen insurance companies (Insurance Companies) entered into an agreement (Indemnification Agreement) under which the Insurance Companies are required to defend and indemnify Farm & Home from certain actual and punitive damage claims being made against Farm & Home relating to the Brio superfund site (Brio). In a number of lawsuits pending against Farm & Home in the District Courts of Harris County, Texas, several hundred plaintiffs seek both actual and punitive damages allegedly relating to injuries arising out of the hazardous substances at Brio. The Insurance Companies have been defending these cases under a reservation of rights because it is unclear whether certain of the claims fall under the coverage of either the policies or the Indemnification Agreement. The Insurance Companies have been successful in having some claims dismissed which were brought by plaintiffs who were unable to demonstrate a pertinent nexus to the Southbend subdivision. However, there are numerous plaintiffs who do have a nexus to the Southbend subdivision. The Insurance Companies have been in settlement discussions with respect to claims brought by plaintiffs who have or had a pertinent nexus to the Southbend subdivision. In addition, Farm & Home presently has pending motions for summary judgment which would dispose of many of the claims asserted. If not settled or resolved by summary judgment, one or more of these cases can be expected to be tried in 1997.

16   Preferred Stock

We have 22 million authorized shares of cumulative preferred stock, $1 par value. Outstanding preferred stock at December 31, 1996 and 1995 follow (shares in thousands):

                                             1996                    1995
                                      ------------------      ------------------
                                      Shares      Amount      Shares      Amount
--------------------------------------------------------------------------------
Redeemable
   Preferred Stock                        --          --         500       $  25
Convertible
   Preferred Stock                     9,212       $ 721       9,435         738
--------------------------------------------------------------------------------
Total                                  9,212       $ 721       9,935       $ 763
================================================================================

Redeemable Preferred Stock. During 1996, we redeemed the remaining 500,000 outstanding shares of our series of Ten-Year Preferred Stock at the sinking fund redemption price of $50 per share. Dividends amounted to $0, $3 and $7 in 1996, 1995 and 1994, respectively.

     Our former series of Twenty-Year Preferred Stock was redeemed in 1994 for $184, including a premium of $11. Dividends amounted to $5 in 1994.

Convertible Preferred Stock. As more fully described in Note 13 on Page 61, we sold, for $785, 10 million shares of our Series B Convertible Preferred Stock (ESOP shares) in 1989 in connection with the establishment of our ESOP. As employees with vested ESOP shares leave the Company, these shares are redeemed by us. We have the option to settle such redemptions with either shares of common stock or cash.

Preferred Stock Purchase Rights. We have a shareholder rights plan designed to deter coercive or unfair takeover tactics and to prevent a person or persons from gaining control of us without offering a fair price to all shareholders.

   Under the terms of the plan, one-third of a preferred stock purchase right (Right) accompanies each share of outstanding common stock. Each Right entitles the holder to purchase from us one one-hundredth of a new series of preferred stock at an exercise price of $225.

     Within the time limits and under the circumstances specified in the plan, the Rights entitle the holder to acquire either our common stock, the surviving company in a business combination, or the purchaser of our assets, having a value of two times the exercise price.

     The rights may be redeemed prior to becoming exercisable by action of the Board of Directors at a redemption price of $.05 per Right. The rights expire in April 1997.

     The rights are non-voting and, until they become exercisable, have no dilutive effect on the earnings per share or book value per share of our common stock.

Deferred Preferred Stock. In October 1996, a subsidiary of ours issued 2 million deferred preferred shares for Canadian (Cdn.) $50 million. The U.S. dollar value was $37 million and is included in Minorities' interests in equity of subsidiaries in the consolidated balance sheet. These shares are mandatorily redeemable on February 28, 2006 for Cdn. $90 million. The difference between the redemption amount and the proceeds from the issue is being amortized, through the redemption date, to minorities' interests in earnings of subsidiaries in the consolidated statement of income. We have guaranteed the redemption value.

17  Common Shareholders' Equity

The components of common shareholders' equity and the changes therein for the three years ended December 31, 1996 follow:

                                                                                  Net
                                                                                  Unrealized
                                                                                  Gain
                                           Common Stock    Additional             (Loss) on                Treasury Stock
                                         -----------------    Paid-In   Retained  Investment Translation   ---------------
(Shares in thousands)                    Shares     Amount    Capital   Earnings  Securities Adjustments   Shares   Amount   Total
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1993            312,366    $   318    $ 1,100    $ 2,793    $     6    $  (245)      --    $   --    $3,972
Stock option and incentive plans          3,168          3         76         (3)                                                76
Xerox Canada Inc.
  exchangeable stock                      1,959
Convertible securities                      486                    16                                                            16
Net income                                                                   794                                                794
Cash dividends declared
  Common stock
  ($1.00 per share)                                                         (322)                                              (322)

  Preferred stock
   (See Note 16 on Page 64)                                                  (73)                                               (73)

Tax benefits on ESOP dividends                                                19                                                 19
Call premium on preferred stock
  (See Note 16 on Page 64)                                                   (11)                                               (11)

Net unrealized loss on
  investment securities                                                                (439)                                   (439)

Translation adjustments -
  net of minority
  shareholders' interests of $93                                                                   145                          145
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1994            317,979        321      1,192      3,197       (433)      (100)      --        --     4,177
Stock option and incentive plans          4,962          6        114        (11)                                               109
Xerox Canada Inc.
  exchangeable stock                      1,365
Convertible securities                      723                    28                                                            28
Net loss                                                                    (472)                                              (472)

Net loss during stub period                                                  (21)                                               (21)

Cash dividends declared
  Common stock
   ($1.00 per share)                                                        (327)                                              (327)

  Preferred stock
   (See Note 16 on Page 64)                                                  (62)                                               (62)

Tax benefits on ESOP dividends                                                17                                                 17
Net unrealized gain on
  investment securities                                                                 432                                     432
Translation adjustments -
  net of minority
  shareholders' interests of $17                                                                    (3)                          (3)

------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1995            325,029        327      1,334      2,321         (1)      (103)   --           --     3,878
Purchase of treasury stock                                                                               (6,493)     (306)     (306)

Stock option and incentive plans            596                   (23)       (15)                         2,428       122        84
Xerox Canada Inc.
  exchangeable stock                        103                                                           1,347
Convertible securities                      174                    10                                       497        23        33
Net Income                                                                 1,206                                              1,206
Cash dividends declared
  Common stock
  ($1.12 per share)                                                         (379)                                              (379)

  Preferred stock
   (See Note 16 on Page 64)                                                  (59)                                               (59)

Tax benefits on ESOP dividends                                                16                                                 16
Translation adjustments -
  net of minority
  shareholders' interests of $(24)                                                                (138)                        (138)

Premiums from sale of put options                                  11                                                            11
Tax benefits on stock options                                      21                                                            21
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1996            325,902    $   327    $ 1,353    $ 3,090    $    (1)   $  (241)   (2,221)  $ (161)   $4,367
====================================================================================================================================


Common Stock. We have 1.05 billion authorized shares of common stock, $1 par value. At December 31, 1996 and 1995, 20.9 and 7.8 million shares, respectively, were reserved for issuance under our incentive compensation plans. In addition, at December 31, 1996, 2.6 million common shares were reserved for the conversion of $53 of convertible debt and 27.6 million common shares were reserved for conversion of ESOP-related Convertible Preferred Stock.

Treasury Stock. The Board of Directors has authorized us to repurchase up to $1 billion of our common stock. The stock will be repurchased from time to time on the open market depending on market conditions. As of December 31, 1996, we have repurchased 6.5 million shares for $306. Common shares issued for stock option exercises, conversion of convertible securities, and other exchanges are satisfied by reissuances of treasury shares.

Put Options. In connection with the share repurchase program, during 1996, we sold 2.8 million put options that entitle the holder to sell one share of our common stock to us at a specified price. These put options are exercisable only at maturity and can be settled in cash at our option. The put options have maturities ranging from six months to two years.

     At December 31, 1996, 2.4 million put options remain outstanding with a weighted average strike price of $49.90 per share.

Stock Option and Long-Term Incentive Plans. We have a long-term incentive plan whereby eligible employees may be granted nonqualified stock options and performance unit rights. Subject to vesting and other requirements, performance unit rights are typically paid in cash, and stock options and rights are settled with newly issued or treasury shares of our common stock. Stock options granted prior to December 31, 1995 normally vest in two years and normally expire five years from the date of grant. Stock options granted subsequent to December 31, 1995 vest in three years and will expire eight years from the date of grant. The exercise price of the options is equal to the market value of our common stock on the date of grant. The value of each performance unit is typically based upon the level of return on assets during the year in which granted. Performance units ratably vest in the three years after the year awarded.

     During 1995, Xerox Canada Inc. established an executive rights plan, which grants participants at the executive level rights to acquire our common stock at the participants' option. The vesting, expiration, and exercise price of each right are the same as stock options in our long-term incentive plan.

     At December 31, 1996 and 1995, 7.7 and 11.0 million shares, respectively, were available for grant of options or rights. The following table provides information relating to the status of, and changes in, options granted:

                                                1996                 1995
                                         ------------------   ------------------
                                                    Average              Average
                                           Stock     Option     Stock     Option
(Options in thousands)                   Options      Price   Options      Price
--------------------------------------------------------------------------------
Outstanding at January 1                  10,794    $    33     9,726    $    28
Granted                                    3,688         43     5,508         37
Canceled                                    (365)        38      (228)        34
Exercised                                 (2,939)        31    (4,092)        26
Surrendered for SARs                         (75)        15      (120)        16
                                          ------               ------
Outstanding at December 31                11,103         37    10,794         33
                                          ======               ======
Exercisable at
   December 31, 1996                       4,444
================================================
Becoming exercisable in 1997               3,446
================================================


The weighted average remaining life of outstanding options at December 31, 1996 is 4.2 years.

     We do not recognize compensation expense relating to employee stock options because the exercise price of the option equals the fair value of the stock on the date of grant. If we had determined the compensation based on the fair value of the options on the date of grant in accordance with SFAS No. 123, the pro forma net income and earnings per share would be as follows:

                                                         1996           1995
--------------------------------------------------------------------------------
Net income (loss) - as reported                         $   1,206      $    (472)
Net income (loss) - pro forma                               1,189           (482)
Primary Earnings (loss) per share -
   as reported                                               3.49          (1.56)
Primary Earnings (loss) per share -
   pro forma                                                 3.44          (1.59)
Fully Diluted Earnings (loss) per share -
   as reported                                               3.31          (1.75)
Fully Diluted Earnings (loss) per share -
   pro forma                                                 3.26          (1.78)
================================================================================

The pro forma effect on net income for 1996 and 1995 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995, nor does it consider the effect of the change in the vesting schedule for the Company's nonqualified stock options.

     As reflected in the table above, the fair value of each option granted in 1996 and 1995 was $10.50 and $7.18, respectively. The fair value of each option granted was estimated on the date of grant using the modified Black-Scholes option pricing model using the following weighted average assumptions:

                                                         1996              1995
-------------------------------------------------------------------------------
Risk-free interest rate                                   5.7%              6.9%
Expected life in years                                    5.5               3.7
Expected volatility                                      22.0%             18.5%
Expected dividend yield                                   2.6%              2.7%
===============================================================================


18  Subsequent Event

In January 1997, a subsidiary of ours issued 650,000 shares of 8% Capital Securities for net proceeds of $643. The proceeds were used to reduce parent company commercial paper. The principal will be included in minorities' interest in equity of subsidiaries and the dividends will be included in minorities' interests in earnings of subsidiaries in the consolidated financial statements. This stock is mandatorily redeemable on February 1, 2027 for $650 and pays dividends semiannually at the rate of 8% per annum. The redemption value is guaranteed by us.

Quarterly Results of Operations
(Unaudited)

                                                                      First        Second         Third       Fourth
(In millions, except per-share data)                                Quarter       Quarter       Quarter       Quarter     Full Year
                                                                   ================================================================
1996
   Revenues                                                        $  3,928      $  4,217      $  4,158      $  5,075      $ 17,378
   Costs and Expenses                                                 3,544         3,758         3,775         4,357        15,434
                                                                   ----------------------------------------------------------------
   Income before Income Taxes,
      Equity Income and Minorities' Interests                           384           459           383           718         1,944
      Income Taxes                                                      139           164           138           259           700
      Equity in Net Income of Unconsolidated Affiliates                  20            42            30            31           123
      Minorities' Interests in Earnings of Subsidiaries                  28            44            25            64           161
                                                                   ----------------------------------------------------------------
   Income from Continuing Operations                                    237           293           250           426         1,206
      Discontinued Operations                                            --            --            --            --            --
                                                                   ----------------------------------------------------------------
   Net Income                                                      $    237      $    293      $    250      $    426      $  1,206
                                                                   ================================================================
   Primary Earnings per Share
      Continuing Operations                                        $   0.68      $   0.85      $   0.71      $   1.25      $   3.49
      Discontinued Operations                                            --            --            --            --            --
                                                                  ----------------------------------------------------------------
   Primary Earnings per Share                                      $   0.68      $   0.85      $   0.71      $   1.25      $   3.49
                                                                   ================================================================
   Fully Diluted Earnings per Share
      Continuing Operations                                        $   0.65      $   0.81      $   0.68      $   1.17      $   3.31
      Discontinued Operations                                            --            --            --            --            --
                                                                   ----------------------------------------------------------------
   Fully Diluted Earnings per Share                                $   0.65      $   0.81      $   0.68      $   1.17      $   3.31
                                                                   ----------------------------------------------------------------
                                                                   ================================================================
1995
   Revenues                                                        $  3,767      $  4,054      $  4,012      $  4,755      $ 16,588
   Costs and Expenses                                                 3,400         3,642         3,597         4,100        14,739
                                                                   --------      --------      --------      --------      --------

   Income before Income Taxes,
      Equity Income and Minorities' Interests                           367           412           415           655         1,849
      Income Taxes                                                      142           160           160           153           615
      Equity in Net Income of Unconsolidated Affiliates                  13            51            38            29           131
      Minorities' Interests in Earnings of Subsidiaries                  51            49            37            54           191
                                                                   --------      --------      --------      --------      --------

   Income from Continuing Operations                                    187           254           256           477         1,174
      Discontinued Operations                                           (40)          (16)          (20)       (1,570)       (1,646)

                                                                   --------      --------      --------      --------      --------

   Net Income (Loss)                                               $    147      $    238      $    236      $ (1,093)     $   (472)

                                                                   ========      ========      ========      ========      ========

   Primary Earnings (Loss) per Share
      Continuing Operations                                        $   0.53      $   0.74      $   0.74      $   1.39      $   3.40
      Discontinued Operations                                          (.12)         (.05)         (.06)        (4.73)        (4.96)

                                                                   --------      --------      --------      --------      --------

   Primary Earnings per Share                                      $   0.41      $   0.69      $   0.68      $  (3.34)     $  (1.56)

                                                                   ========      ========      ========      ========      ========

   Fully Diluted Earnings (Loss) per Share1
      Continuing Operations                                        $   0.51      $   0.70      $   0.70      $   1.30      $   3.21
      Discontinued Operations                                          (.11)         (.05)         (.05)        (4.73)        (4.96)

                                                                   --------      --------      --------      --------      --------

   Fully Diluted Earnings per Share                                $   0.40      $   0.65      $   0.65      $  (3.43)     $  (1.75)

                                                                   ========      ========      ========      ========      ========

                                                                   ================================================================

1 The fully diluted earnings per share differs from full year amounts because of changes in the number of shares outstanding during the year.

Notes

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


/s/Barry D. Romeril
Barry D. Romeril
Executive Vice President and
Chief Financial Officer


Report of Independent Auditors

To the Board of Directors and Shareholders of Xerox Corporation

We have audited the consolidated balance sheets of Xerox Corporation and consolidated subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements appearing on Pages 26, 35, 42 and 48-67 present fairly, in all material respects, the financial position of Xerox Corporation and consolidated subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ KPMG PEAT MARWICK LLP
Stamford, Connecticut
January 23, 1997

Eleven Years In Review

(Dollars in millions, except per-share data)                  1996         1995         1994         1993         1992         1991
                                                         ==========================================================================
Per-Share Data
------------------------------------------------------------------
Earnings (loss) from continuing operations
     Primary                                             $    3.49    $    3.40    $    2.24    $   (0.83)   $    1.72    $    1.24
     Fully diluted                                            3.31         3.21         2.15        (0.83)        1.53         1.23
Dividends declared                                            1.12         1.00         1.00         1.00         1.00         1.00
                                                         ==========================================================================

Operations
------------------------------------------------------------------
Revenues                                                 $  17,378    $  16,588    $  15,084    $  14,229    $  14,298    $  13,438
Research and development expenses                            1,044          949          895          883          922          890
Income (loss) from continuing operations                     1,206        1,174          794         (193)         562          436
Net income (loss)                                            1,206         (472)         794         (126)      (1,020)         454
                                                         ==========================================================================
Financial Position
------------------------------------------------------------------
Accounts and finance receivables, net                    $  13,394    $  12,389    $  11,759    $  10,565    $  10,250    $   8,952
Inventories                                                  2,676        2,656        2,294        2,162        2,257        2,091
Land, buildings and equipment, net                           2,256        2,105        2,108        2,219        2,150        1,950
Investment in discontinued operations                        4,398        4,810        7,904        8,841        8,652        9,164
Total assets                                                26,818       26,008       27,278       26,999       25,792       24,342
Consolidated capitalization
     Short-term debt                                         3,536        3,274        3,159        2,698        2,533        2,038
     Long-term debt                                          8,697        8,148        7,355        7,386        8,105        7,825
     Total debt                                             12,233       11,422       10,514       10,084       10,638        9,863
     Deferred ESOP benefits                                   (494)        (547)        (596)        (641)        (681)        (720)

     Minorities' interests in equity of subsidiaries           843          755        1,021          844          885          818
     Preferred stock                                           721          763          832        1,066        1,072        1,078
     Common shareholders' equity                             4,367        3,878        4,177        3,972        3,875        5,140
     Total capitalization                                   17,670       16,271       15,948       15,325       15,789       16,179
                                                         ==========================================================================
Selected Data and Ratios
------------------------------------------------------------------
Common shareholders of record at year-end                   55,908       54,262       56,414       65,820       68,877       71,213
Book value per common share1                             $   13.42    $   11.83    $   12.95    $   12.56    $   13.40    $   18.14
Year-end common share market price                       $   52.63    $   45.67    $   33.00    $   29.38    $   26.42    $   22.83
Employees at year-end                                       86,700       85,900       87,600       97,000       99,300      100,900
Working capital                                          $   2,948    $   2,843    $   2,411    $   2,357    $   2,578    $   2,282
Current ratio                                                  1.4          1.4          1.4          1.4          1.5          1.5
Additions to land, buildings and equipment               $     510    $     438    $     389    $     470    $     582    $     467
Depreciation on land, buildings and equipment            $     372    $     376    $     446    $     437    $     418    $     397
                                                         ==========================================================================


* Data that conforms with the 1996 basis of presentation were not available.

1 Book value per common share is computed by dividing common shareholders' equity by outstanding common shares plus common shares reserved for the conversion of the Xerox Canada Inc. Exchangeable Class B stock.

Notes


              1990            1989            1988           1987           1986
================================================================================
         $    1.81        $   1.46        $   0.38       $   1.02       $   0.91
              1.74            1.45            0.38           1.02           0.91
              1.00            1.00            1.00           1.00           1.00
================================================================================

          $ 13,210        $ 12,095        $ 11,354       $ 10,537       $  9,493
               848             809             794            722            650
               599             488             148            353            316
               243             704             388            578            465
================================================================================

         $   8,016        $  7,272        $  6,109       $  4,948       $  3,887
             2,148           2,413           2,558          2,286          2,459
             1,851           1,781           1,803          1,639          1,491
             9,695               *               *              *              *
            24,116               *               *              *              *

             1,828           1,482           1,174              *              *
             8,726           9,247           6,675              *              *
            10,554          10,729           7,849          5,771          4,343
              (756)           (785)             --             --             --
               832             715             806            655            565
             1,081           1,081             296            442            442
             5,051           5,035           5,371          5,105          4,687
            16,762          16,775          14,322         11,973         10,037
================================================================================

            74,994          78,876          84,864         86,388         90,437
         $   17.91        $  17.86        $  17.41       $  17.00       $  16.00
         $   11.83        $  19.08        $  19.46       $  18.88       $  20.00
            99,000          99,000         100,000         99,200        100,400
         $   2,537               *               *              *              *
               1.6               *               *              *              *
         $     405       $    390        $    418       $    347       $    328
         $     372       $    370        $    369       $    320       $    283
================================================================================

Dividends and Stock Prices

Consecutive Dividends Paid to Shareholders

The Company's Board of Directors, at a special meeting held January 22, 1997, declared a 10 percent increase in the Xerox common stock quarterly dividend to $.32 per share effective April 1, 1997. Xerox has declared dividends to its shareholders for 67 consecutive years and has paid consecutive quarterly dividends since 1948.

     At its February 3, 1997 meeting, the Company's Board of Directors declared the regular quarterly $1.5625 per share dividend on the Company's preferred stock. The Series B Convertible Preferred stock was issued in July 1989 in connection with the formation of a Xerox Employee Stock Ownership Plan.

     Both the common and preferred stock dividends are payable April 1 to shareholders of record March 7.

     On April 1, 1996, the Company redeemed all outstanding shares of the $3.6875 Ten-Year Sinking Fund Preferred stock at a price of $50. Dividends on the stock ceased to accrue on April 1, 1996. Notices of redemption were mailed to holders of the stock on February 26, 1996.

Xerox Common Stock Prices and Dividends

New York Stock Exchange          First      Second         Third          Fourth
Composite Prices               Quarter     Quarter       Quarter         Quarter
--------------------------------------------------------------------------------
1996  High                    $  47.33     $ 54.75     $   58.25        $  57.13
      Low                        39.79       42.08         46.25           44.63
      Dividends Paid               .25         .29           .29             .29


1995  High                    $  40.17     $ 41.96     $   44.92        $  48.21
      Low                        32.17       36.58         36.46           42.00
      Dividends Paid               .25         .25           .25             .25
================================================================================

Note: A three-for-one split of the Company's common stock became effective on June 6, 1996. Stock prices and dividends prior to that date have been adjusted to reflect the split.

Stock Listed and Traded

Xerox common stock (XRX) is listed on the New York Stock Exchange and the Chicago Stock Exchange. It is also traded on the Boston, Cincinnati, Pacific Coast and Philadelphia exchanges and in London, Basel, Berne, Geneva, Lausanne and Zurich.