Form 10-K, Exhibit 13
period 1997-12-31
XEROX CORP
filed 1998-03-23
CIK 108772

F I N A N C I A L   R E V I E W


Consolidated Statements of Income

--------------------------------------------------------------------------------------------
Year ended December 31 (in millions, except per-share data)    1997         1996        1995
--------------------------------------------------------------------------------------------
Revenues
Sales                                                       $ 9,892       $9,256      $8,750
Service and rentals                                           7,268        7,107       6,830
Finance income                                                1,006        1,015       1,008
--------------------------------------------------------------------------------------------
Total Revenues                                               18,166       17,378      16,588
--------------------------------------------------------------------------------------------
Costs and Expenses
Cost of sales                                                 5,363        5,126       4,984
Cost of service and rentals                                   3,739        3,597       3,442
Equipment financing interest                                    520          513         507
Research and development expenses                             1,079        1,044         949
Selling, administrative and general expenses                  5,225        5,074       4,719
Gain on affiliates' sales of stock, net                         -            (11)        -
Other, net                                                       99           91         138
--------------------------------------------------------------------------------------------
Total Costs and Expenses                                     16,025       15,434      14,739
--------------------------------------------------------------------------------------------
Income before Income Taxes, Equity Income and
Minorities' Interests                                         2,141        1,944       1,849
Income Taxes                                                    728          700         615
Equity in Net Income of Unconsolidated Affiliates               127          123         131
Minorities' Interests in Earnings of Subsidiaries                88          161         191
--------------------------------------------------------------------------------------------
Income from Continuing Operations                             1,452        1,206       1,174
Discontinued Operations                                         -            -        (1,646)
--------------------------------------------------------------------------------------------
Net Income (Loss)                                           $ 1,452      $ 1,206     $  (472)
--------------------------------------------------------------------------------------------
Basic Earnings (Loss) per Share
Continuing Operations                                       $  4.31      $  3.55     $  3.46
Discontinued Operations                                         -            -         (5.05)
--------------------------------------------------------------------------------------------
Basic Earnings per Share                                    $  4.31      $  3.55     $ (1.59)
--------------------------------------------------------------------------------------------
Diluted Earnings (Loss) per Share
Continuing Operations                                       $  4.04      $  3.32     $  3.21
Discontinued Operations                                         -            -         (4.53)
--------------------------------------------------------------------------------------------
Diluted Earnings per Share                                  $  4.04      $  3.32     $ (1.32)
--------------------------------------------------------------------------------------------
The accompanying notes on pages 46 to 65 are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------------------


30   X E R O X   C O R P O R A T I O N

                                                 F I N A N C I A L   R E V I E W


Our Results of Operations and Financial Condition

Summary of Total Company Results

Document Processing revenues grew 7 percent on a pre- currency basis to $18.2 billion in 1997, driven by 15 percent growth in equipment sales and 35 percent growth in document outsourcing (excluding equipment accounted for as sales). Pre-currency service revenue growth was 1 percent in 1997. The strong equipment sales growth was the direct result of our investments in sales coverage and excellent customer acceptance of our new digital products. Revenues increased 6 percent on a pre-currency basis to $17.4 billion in 1996 and 7 percent to $16.6 billion in 1995.

         Beginning in 1995, the results of our Insurance operations were accounted for as discontinued operations. The Document Processing business is the only component of continuing operations.

         The following table summarizes net income and diluted earnings per share (EPS):

--------------------------------------------------------------------------------
(In millions)                          1997               1996             1995
--------------------------------------------------------------------------------
Document Processing before
  Brazil tax gain                    $1,452             $1,206           $1,076
Brazil tax gain                           -                  -               98
                                     ------             ------           ------
Continuing operations                 1,452              1,206            1,174
Discontinued operations                   -                  -           (1,646)
                                     ------             ------           ------
Net income (loss)                    $1,452             $1,206           $ (472)
--------------------------------------------------------------------------------

EPS
Document Processing before
  Brazil tax gain                     $4.04             $ 3.32           $ 2.94
Brazil tax gain                           -                  -              .27
                                     ------             ------           ------
Continuing operations                  4.04               3.32             3.21
Discontinued operations                   -                  -            (4.53)
                                     ------             ------           ------
Diluted EPS                           $4.04             $ 3.32           $(1.32)
--------------------------------------------------------------------------------

Income from continuing operations increased 20 percent in 1997 and 12 percent in 1996, excluding the impact of a $98 million gain from a reduction in the Brazilian tax rate in 1995.

         Diluted earnings per share from continuing operations increased 22 percent in 1997 and 13 percent in 1996, excluding the 1995 Brazilian tax gain. Earnings per share have been adjusted to reflect the 3-for-1 stock split effective June 6, 1996 and the December 31, 1997 adoption of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." (See page 36.)

         Quarterly results of operations for 1997 and 1996 are shown on page 66.

         Discontinued operations results for 1997 and 1996 were charged to previously established reserves and did not affect reported net income. As a result of the discontinuance of the insurance segment and the associated after-tax charges of $1.546 billion, discontinued operations had a loss of $1.646 billion in 1995. These charges included estimated losses on disposals, additional insurance loss reserves and estimated future expenses associated with excess of loss reinsurance coverage.

Diluted Earnings Per Share


$2.94%          $3.32           $4.04


1995            1996            1997


* Continuing operations before Brazil tax gain

Document Processing

Pre-Currency Growth

To understand the trends in the business, we believe that it is helpful to adjust revenue and expense growth (except for ratios) to exclude the impact of changes in the translation of foreign currencies into U.S. dollars. We refer to this adjusted growth as "pre-currency growth."

         A substantial portion of our consolidated revenues is derived from operations outside of the United States where the U.S. dollar is not the functional currency, primarily in Europe. When compared with the average of the major European currencies on a revenue-weighted basis, the U.S. dollar was approximately 8 percent stronger in 1997, 2 percent stronger in 1996 and 10 percent weaker in 1995. As a result, foreign currency translation unfavorably impacted revenues by 3 percentage points in 1997 and 1 percentage point in 1996, and favorably impacted revenues by 3 percentage points in 1995.

         We do not hedge the translation effect of revenues denominated in currencies where the local currency is the functional currency.


                                          X E R O X   C O R P O R A T I O N   31

F I N A N C I A L   R E V I E W


Revenues by Product Category

For the major product categories, the pre-currency revenue growth rates were:

---------------------------------------------------------
                                     Pre-Currency Growth
                                   ----------------------
                                    1997   1996     1995
---------------------------------------------------------
Total Revenues                       7%      6%       7%
---------------------------------------------------------
Digital products                    25      23       17
Light-lens copiers                  (2)     (1)       2
Paper and other products             3       -       14
---------------------------------------------------------

         Digital products include production publishing, color copying and printing, production printing, our new family of Document Centre digital black-and-white copiers, multifunction products and network printers. During 1997, digital products revenue growth rates accelerated on a quarterly basis, increasing 18 percent, 24 percent, 26 percent and 31 percent in the first through fourth quarters, respectively. Digital product revenues grew 25 percent for the full year, driven by the full-year effects of products introduced in 1996 and the partial-year effects of new products introduced during 1997. Digital products contributed 36 percent of total revenues in 1997, 30 percent in 1996 and 25 percent in 1995.

         Revenues from the DocuTech family of production publishing products reflected strong growth to $2.1 billion in 1997, up from $1.8 billion in 1996 and $1.4 billion in 1995. Our new 180 page-per-minute DocuTech Production Publisher, which became available in July, contributed to this growth. Revenues from color products reflected excellent growth to approximately $1.5 billion in 1997, up from $1.0 billion in 1996 and $600 million in 1995. The DocuColor 40, our 40 page-per-minute

Worldwide Revenues (billions)

[X]      United States: $9.2
[X]      Latin America and Canada: $3.5
[X]      Europe and Other: $5.5
         Total Xerox: $18.2
[X]      Fuji Xerox: $7.4

Pictured here is a world map.

color document production system, introduced in April 1996, continued to contribute significantly to this growth.

         Orders and installations of the new Document Centre digital black-and-white copiers, introduced in April 1997, exceeded our expectations. As a result, we more than doubled our planned production and exited the year with a strong order backlog.

         The light-lens copier revenue decline reflects several important factors, including customer transition to our new digital black-and-white products and continued price pressures. We believe the trend over the past few years will continue whereby digital products' revenues represent an increasing share of total revenues. Revenues from light-lens copying represented 51 percent of total revenues in 1997, 56 percent in 1996 and 59 percent in 1995.

         The annual fluctuations in paper and other products revenue growth was principally due to swings in paper prices and OEM sales. Revenues from paper and other products were 13 percent of total revenues in 1997, 14 percent in 1996 and 16 percent in 1995.

         For the major product categories, the revenue shares were:

---------------------------------------------------------
                                  1997    1996     1995
---------------------------------------------------------
Digital products                    36%     30%      25%
Light-lens copiers                  51      56       59
Paper and other products            13      14       16
---------------------------------------------------------

Revenues by Geography

Geographically, the pre-currency revenue growth rates were:

---------------------------------------------------------
                                    Pre-Currency Growth
                                 ------------------------
                                  1997     1996     1995
---------------------------------------------------------
Total Revenues                       7%       6%      7%
United States                        7        6       3
Xerox Limited                        7        1       8
Other Areas                          8       10      16
Memo: Fuji Xerox                     3       11      10
---------------------------------------------------------

Revenues in the United States were 49 percent of total revenues in 1997, which is consistent with prior years. Revenues of Xerox Limited (formerly Rank Xerox, now 100 percent owned by Xerox) and related companies (collectively Xerox Limited), which operate principally in Europe, represented 30 percent of total revenues. Other Areas, principally Latin America, Canada and China, contributed 21 percent of total revenues.

         Revenue growth in 1997 in the U.S. and Xerox Limited was driven primarily by digital products, and in Xerox Limited, by a strengthening economic environment in several European markets. Revenue from light-lens copiers grew


32   X E R O X   C O R P O R A T I O N

                                                 F I N A N C I A L   R E V I E W


We brought together all of our supplies heritage in one organization to leverage the strength of our brand in this very large market. Our challenge is to meet our customers' needs as new technologies create new production possibilities, enabling the full potential of documents while maximizing the effectiveness of the hardware used to generate them.

Pictured here are copier and printer supplies.

modestly in the U.S. and declined modestly in Europe.
Xerox Limited's relatively flat revenue growth in 1996 reflected weak economic environments in a number of major European markets.

         Other Areas 1997 revenue reflects good growth in Brazil and China, modest growth in Canada, and excellent growth in Mexico. Revenues in Brazil were $1.8 billion in 1997, $1.6 billion in 1996 and $1.3 billion in 1995.

         Fuji Xerox Co., Limited, an unconsolidated entity jointly owned by Xerox Limited and Fuji Photo Film Company Limited, develops, manufactures and distributes document processing products in Japan and the Pacific Rim. Japan represents approximately 90 percent of Fuji Xerox revenues, and Australia, New Zealand, Singapore, and Malaysia represent the remaining 10 percent. Fuji Xerox conducts business in other Pacific Rim countries through joint ventures and distributors. Xerox' exposure to economic turmoil in Asia is mitigated by our joint ownership of Fuji Xerox. Modest revenue growth in 1997 reflects good growth in the Asia Pacific countries and modest growth in Japan due to difficult economic conditions. Revenue growth in 1996 and 1995 reflects strong growth in Japan, driven by excellent growth in digital product sales and good growth in the Asia Pacific countries.

Revenues by Stream

The pre-currency growth rates by type of revenue were:

-------------------------------------------------------------
                                      Pre-currency growth
                                    -------------------------
                                     1997     1996     1995
-------------------------------------------------------------
Total revenues                          7%       6%      7%
-------------------------------------------------------------
Equipment sales (excluding OEM)        15       10       6
Non-equipment sales revenues            4        4       7
         Supplies                       2        6       9
         Paper                          2       (7)     39
         Service                        1        -       2
         Rentals                       (9)       -       1
         Document outsourcing*         35       47      46
         Finance income                 2        1      (4)
-------------------------------------------------------------
* Excludes equipment accounted for as equipment sales.
-------------------------------------------------------------

Equipment Sales: The increased equipment sales growth (excluding OEM sales) is due primarily to the introduction of a stream of state-of-the-art color and black-and-white digital products in 1996 and 1997. Digital product equipment sales grew 40 percent in 1997, 27 percent in 1996 and 13 percent in 1995. Digital products represented 47 percent of equipment sales in 1997, 37 percent in 1996 and 31 percent in 1995.

Non-equipment Sales: Non-equipment sales revenues from supplies, paper, service, rentals, document outsourcing and other revenues, and income from customer financing represented 62 percent of total revenues in 1997, 66 percent in 1996 and 67 percent in 1995. Growth in these revenues is primarily a function of the growth in our installed population of equipment, usage levels and pricing.

Supplies: Supplies growth has decelerated due principally to the increase in document outsourcing, which includes bundled supplies, and lower sales of OEM printer cartridges.

Paper Sales: Our strategy is to charge a spread over mill wholesale prices to cover our costs and value added as a distributor. The increase in 1997 results from volume increases that were partially offset by moderating industry-wide price declines. In 1996, lower wholesale prices more than offset volume increases. The significant growth in 1995 was primarily due to higher industry prices.

Equipment Sales Growth (pre-currency)

[X]     1995     6%
[X]     1996    10%
        1997    15%




                                          X E R O X   C O R P O R A T I O N   33

F I N A N C I A L   R E V I E W


Service: Service revenue growth has been relatively flat, reflecting customer preference for document outsourcing as well as competitive price pressures.

Rentals: Rental revenues declined in 1997 and were flat in 1996 and 1995, due primarily to customers' preference for document outsourcing and the continuing trend of increased equipment sales.

Document Outsourcing: Document Outsourcing revenues are split between Equipment Sales and Document Outsourcing. Where document outsourcing contracts include revenue accounted for as equipment sales, this revenue is included in Equipment Sales. All other document outsourcing revenue, including service, equipment rental, supplies, paper and labor are included in Document Outsourcing. This has the effect of diverting some revenues from supplies, paper, service and rental. The excellent Document Outsourcing growth reflects the trend of customers focusing on their core businesses and outsourcing their document processing requirements to Xerox.

Finance Income: Our strategy for financing equipment sales in the industrialized economies is to charge a spread over our cost of borrowing and to lock in that spread by match funding the finance receivables with borrowings of similar maturities. In 1997, good growth in the financing of equipment sales in the U.S., Europe and Latin America has been partially offset by lower average interest rates. In 1996, the strong growth in the financing of equipment sales in Latin America was partially offset by the impacts of the continuing decline in interest rates on financing contracts and the increasing customer preference for document outsourcing rather than purchase and finance. On average, 75 to 80 percent of customers finance purchases of equipment through Xerox.

Costs and Expenses

The gross margins by revenue stream were:

-------------------------------------------------------
                                    Gross Margins
                              -------------------------
                               1997     1996     1995
-------------------------------------------------------
Total                          47.0%    46.9%    46.1%
-------------------------------------------------------
Sales                          45.8     44.6     43.0
Service, rentals and
         document outsourcing  48.6     49.4     49.6
Finance income                 48.3     49.5     49.7
-------------------------------------------------------

The 1997 total gross margin was essentially unchanged from 1996. The 1996 improvement from 1995 was due to productivity-driven cost reductions and favorable product and geographic mix, partially offset by pricing pressures. The total gross margin is the key metric, as judgment is often needed to separate the individual components of revenues and costs.

         The improvement in sales gross margins was due principally to productivity-driven cost reductions and favorable product and geographic mix, partially offset by pricing pressures. The modest decline in service, rentals and document outsourcing gross margins was due primarily to higher growth in lower margin document outsourcing revenue, pricing pressures and adverse currency, partially offset by productivity improvements. Lower document outsourcing margins reflect the impact of the labor content in the document outsourcing business.

         Research and development (R&D) expense increased 3 percent in 1997, 10 percent in 1996 and was approximately 6 percent of revenue in both years. We will continue to invest in technological development to maintain our premier position in the rapidly changing document processing market and have reprioritized our spending to focus on areas that will produce significant growth such as digital, color, networking and solutions. Xerox R&D is strategically coordinated with Fuji Xerox, which invested $612 million in R&D in 1997 for a combined increase of 7 percent to $1.7 billion.

         Selling, administrative and general expenses (SAG) increased 5 percent in 1997 on a pre-currency basis, 8 percent in 1996 and 5 percent in 1995. SAG as a percent of revenues was 28.8 percent in 1997, 29.2 percent in 1996 and 28.4 percent in 1995. The improvement in 1997 was due primarily to productivity initiatives and expense controls partially offset by investments to increase worldwide sales coverage. The increase in the ratio in 1996 was primarily


34   X E R O X   C O R P O R A T I O N

                                                 F I N A N C I A L   R E V I E W


due to investments in sales coverage and marketing support. We expect the ratio to decline in 1998 due to improved productivity and ongoing expense controls.

         Worldwide employment increased by 4,700 in 1997 to 91,400 as a result of hiring 2,500 employees to support our fast-growing document outsourcing business, 1,300 associated with two small acquisitions and 1,000 for increased sales coverage partially offset by reductions in other areas.

         Gain on affiliates' sales of stock, net in 1996, reflects our share of the increase in equity of certain small affiliated companies generated by the sales of additional equity by these affiliates.

         Other expenses, net, were $99 million in 1997, $91 million in 1996 and $138 million in 1995. The increase of $8 million for 1997 reflects increased non-financing interest expense associated with our June 1997 acquisition of The Rank Group's remaining interest in Xerox Limited, increased currency losses from balance sheet remeasurement due to currency devaluation in our Latin American operations, and Year 2000 information systems remediation spending, partially offset by certain non-recurring charges in 1996. Also, we reduced debt with the proceeds from $650 million of mandatorily redeemable preferred securities issued through a subsidiary trust in January 1997. This partially offset the increase in non-financing interest expense because the after-tax impact of the dividend on these securities is included in the income statement in Minorities' Interests in Earnings of Subsidiaries. The reduction of $47 million for 1996 reflects reduced interest expense due to lower rates, higher interest income and the non-recurrence of several one-time charges in 1995.

         Income Taxes, Equity in Net Income of Unconsolidated Affiliates, and Minorities' Interests in Earnings of Subsidiaries.

         Income before income taxes was $2,141 million in 1997, $1,944 million in 1996 and $1,849 million in 1995.

         The effective tax rates were 34 percent in 1997, 36 percent in 1996 and 39 percent in 1995. The 1995 rate excludes a $98 million benefit from the revaluation of the deferred tax liability due to a change in the Brazilian statutory income tax rate. The 1997 tax rate benefited from implementation of certain tax strategies as well as the profit mix of our worldwide operations. The decline in the 1996 tax rate was primarily due to the lower Brazilian tax rate.

         Equity in Net Income of Unconsolidated Affiliates is principally Xerox Limited's share of Fuji Xerox income. Total equity in income increased 4 percent in 1997 to $127 million due principally to Fuji Xerox income growth and increases in income from a number of smaller investments. Strong pre-currency growth in Fuji Xerox income was largely offset by currency translation due to the weakening of the Japanese yen compared with the U.S. dollar. Total equity in income declined 6 percent in 1996 to $123 million principally due to one-time declines in income from smaller investments. The Xerox Limited 50 percent share of Fuji Xerox income was $119 million in 1997, $116 million in 1996 and $112 million in 1995.

         Minorities' Interests in Earnings of Subsidiaries, principally The Rank Group Plc's share of Xerox Limited profits, were $88 million in 1997, $161 million in 1996 and $191 million in 1995. In 1997, minorities' interests declined primarily due to our acquisition of The Rank Group's remaining interest in Xerox Limited, effective June 1997, partially offset by the after-tax impact of the $48 million dividend on the mandatorily redeemable preferred securities discussed above. In 1996, minorities' interests declined primarily due to lower Xerox Limited profits.

Modi Xerox, our affiliate in India, covers the territory with a trained telemarketing team to seize new market opportunities. Modi Xerox has 13 years of experience in India, a key emerging market for Xerox because of the huge document processing potential.

Pictured here is a Modi-Xerox employee.


                                          X E R O X   C O R P O R A T I O N   35

F I N A N C I A L   R E V I E W


SATIZ, a Fiat Group Company, turned to Xerox when it decided to reengineer its complete multi-lingual document processes, from the step of inputting text and data (received in Italian from technical writers) into a new electronic system, to the step of preparing and distributing worldwide all the after sales documentation on both paper and CD-ROM.

         An important step is the translation process. Help came from the Xerox Research Centre Europe, Grenoble, France, which concentrates on eliminating the language barriers that exist in multilingual organizations and markets. Here, research results in linguistics are being commercialized via Xerox Translation and Authoring Systems (XTRAS). XTRAS tools help global companies write and translate technical material, like user or maintenance manuals.

Income

In 1997, Document Processing income of $1,452 grew 20 percent compared with $1,206 million in 1996. 1996 income grew 12 percent from $1,076 million in 1995 before the Brazilian tax gain.

Return on Assets

Return on Assets (ROA) is an important measure throughout all levels of the Document Processing organization, combining a focus on both asset turnover and margin improvement.

         The internal measurement for ROA is defined as Document Processing before tax profits plus Equity in Net Income of Unconsolidated Affiliates, divided by average ROA Assets. ROA Assets are Document Processing assets less investments in affiliates and Xerox equipment financing debt.

         ROA as defined above was 18.0 percent in 1997, 17.8 percent in 1996 and
18.5 percent in 1995.

Adoption of SFAS No. 128 -"Earnings per Share" Effective December 31, 1997, we adopted SFAS No. 128 - "Earnings per Share." SFAS No. 128 simplifies the calculation of earnings per share ("EPS") and replaces primary EPS with basic EPS and replaces fully diluted EPS with diluted EPS. Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted EPS is similar to the computation of basic EPS except that it gives effect to all potentially dilutive instruments that were outstanding during the period. All EPS amounts have been restated to reflect this new standard. For Xerox, the movement from "fully diluted" to "diluted" increased EPS by one cent in 1996 and 1997 and had no effect on 1995 EPS before Discontinued Operations.

Functional Currency Change in Brazil

Effective July 1, 1997, we changed the functional currency for our Brazilian operation from the U.S. dollar to the Brazilian real because the Brazilian economy is no longer considered hyperinflationary. The effect of this change on our reported results was immaterial.

Acquisition of Remaining Interest in Xerox Limited In June 1997, the company completed the acquisition of The Rank Group's remaining 20 percent financial interest in Xerox Limited and related companies for (pound)940 million, or approximately $1.5 billion. The transaction was earnings accretive in 1997, increasing diluted earnings per share by 14 cents for the full year. The transaction was funded entirely by debt consisting of (pound)500 million of third-party debt and (pound)440 million of notes payable issued to The Rank Group.

Share Repurchase

In February 1996, the Board of Directors authorized the repurchase of up to $1 billion of Xerox common stock. Through the 1997 second quarter, the Company repurchased 8.5 million shares for $422 million. As a result of the Xerox Limited transaction, we suspended the repurchase program during the second quarter because the use of the Company's financial resources to fund the $1.5 billion acquisition of The Rank Group's remaining interest in Xerox Limited produced greater value for Xerox shareholders.

Year 2000

As with all major companies, certain of our information systems and products will require remediation or replacement over the next two years in order to render these systems Year 2000 compliant. The Year 2000 problem is the result of computer programs written with two digits, rather than four, to define the applicable year. During 1997, we incurred $28 million of Year 2000 remediation costs that are included in


36   X E R O X   C O R P O R A T I O N

                                                 F I N A N C I A L   R E V I E W


Other, net in the Consolidated Statements of Income. We estimate that future remediation costs associated with the Year 2000 problem will be approximately $85 million and $31 million during 1998 and 1999, respectively. These costs will be expensed as incurred. We believe that the remediation or replacement of our information systems and products will occur in a timely fashion so that the Year 2000 problem will not result in significant operating problems with our information systems and products. However, if such remediations or replacements are not completed in a timely manner, the Year 2000 problem could potentially have a material adverse impact on our operations.

Capital Resources and Liquidity

Total debt, including ESOP and Discontinued Operations debt not shown separately in our consolidated balance sheets, increased to $12,903 million at December 31, 1997 from $12,448 million in 1996 and $11,794 million in 1995.

         We manage the capital structure of our non-financing operations separately from that of our captive finance companies, which employ a more highly leveraged capital structure typical of captive finance companies.

--------------------------------------------------------------------------------
(In millions)                                    1997         1996        1995
--------------------------------------------------------------------------------
Total debt* as of January 1                   $12,448      $11,794     $10,955
--------------------------------------------------------------------------------
Non-Financing Businesses:
         Document Processing operations
                  cash generation              (1,026)        (678)       (543)
         Purchase of The Rank Group's
                  interests in Rank Xerox
                  (now Xerox Limited)           1,534            -         972
         Mandatorily redeemable preferred
                  securities                     (637)           -           -
         ESOP                                     (60)         (53)        (49)
         Discontinued businesses                 (541)          47        (399)
--------------------------------------------------------------------------------
Subtotal Non-Financing                           (730)        (684)        (19)
Financing Businesses                              760          706         494
Shareholder dividends                             475          438         389
Equity redemption and other changes               (50)         194         (25)
--------------------------------------------------------------------------------
Total debt* as of December 31                 $12,903      $12,448     $11,794
--------------------------------------------------------------------------------
*  Includes discontinued operations.
--------------------------------------------------------------------------------

For analytical purposes, total equity includes common equity, ESOP preferred stock, mandatorily redeemable preferred securities and minorities' interests. Total equity increased to $6,454 million at December 31, 1997 from $5,931 million in 1996 and $5,396 million in 1995.

         The following is a three-year summary of the changes in total equity:

--------------------------------------------------------------------------------
(In millions)                                    1997         1996        1995
--------------------------------------------------------------------------------
Total equity as of January 1                   $5,931       $5,396      $6,042
Income from continuing operations               1,452        1,206       1,174
Loss from discontinued operations                   -            -      (1,646)
Change in unrealized gains on
         investment securities                      -            -         432
Mandatorily redeemable preferred
         securities                               637            -           -
Shareholder dividends                            (475)        (438)       (389)
Purchase of treasury stock                       (116)        (306)          -
Exercise of stock options                          99           84         109
Change in minorities' interests                  (716)          88        (276)
Translation adjustments                          (463)        (138)         (3)
All other, net                                    105           39         (47)
--------------------------------------------------------------------------------
Total equity as of December 31                 $6,454       $5,931      $5,396
--------------------------------------------------------------------------------

         The following table summarizes the results of capital and coverage calculations commonly used to measure the Company's financial strength:


--------------------------------------------------------------------------------
(Dollars in millions)                            1997         1996        1995
--------------------------------------------------------------------------------
Non-Financing:
Debt                                       $    2,974*     $ 2,960     $ 3,012
Equity                                          4,662*       4,565       4,045
--------------------------------------------------------------------------------
Total capital                              $    7,636      $ 7,525     $ 7,057
--------------------------------------------------------------------------------
Debt-to-capital                                  38.9%        39.3%       42.7%
Ratio of earnings to fixed charges               4.89x        4.67x       3.79x
Ratio of earnings to interest expense            7.24x        6.65x       5.17x
EBITDA**-to-debt                                 96.4%        89.6%       80.0%
--------------------------------------------------------------------------------
Financing:
Debt                                          $10,248      $ 9,488     $ 8,782
Equity                                          1,473        1,366       1,351
--------------------------------------------------------------------------------
Total capital                                 $11,721      $10,854     $10,133
--------------------------------------------------------------------------------
Debt-to-equity ratio                              7.0x         7.0x        6.5x
--------------------------------------------------------------------------------
Ratio of earnings to fixed charges               1.63x        1.66x       1.71x
--------------------------------------------------------------------------------
* Includes $318.5 million (one-half) share of mandatorily redeemable preferred securities for purposes of this analysis.
**   Earnings before interest, taxes, depreciation and amortization.
--------------------------------------------------------------------------------

         In 1997, a year-to-year improvement in the debt-to- capital ratio was achieved despite the addition of more than $1.5 billion of debt related to the acquisition of The Rank Group's remaining interest in Xerox Limited. Especially strong cash generation within non-financing operations, lower debt resulting from the sales of Coregis Group, Inc. (Coregis), Industrial Indemnity Holdings, Inc. (II) and The Resolution Group, Inc. (TRG), and the issuance of mandatorily redeemable preferred securities enabled the improvement. Income growth was the primary factor contributing to a 3.4 percentage point improvement to the ratio during 1996. In 1995, the ratio


                                          X E R O X   C O R P O R A T I O N   37

F I N A N C I A L   R E V I E W


Financial Review


Consolidated Balance Sheets
--------------------------------------------------------------------------------
December 31 (in millions)                             1997              1996
--------------------------------------------------------------------------------
Assets
Cash                                               $    75           $   104
Accounts receivable, net                             2,145             2,022
Finance receivables, net                             4,599             4,386
Inventories                                          2,792             2,676
Deferred taxes and other current assets              1,155               964
--------------------------------------------------------------------------------
Total Current Assets                                10,766            10,152
Finance receivables due after one year, net          7,754             6,986
Land, buildings and equipment, net                   2,377             2,256
Investments in affiliates, at equity                 1,332             1,282
Goodwill                                             1,375               623
Other assets                                         1,103             1,121
Investment in discontinued operations                3,025             4,398
--------------------------------------------------------------------------------
Total Assets                                       $27,732           $26,818
--------------------------------------------------------------------------------
Liabilities and Equity
Short-term debt and current portion of
  long-term debt                                   $ 3,707           $ 3,536
Accounts payable                                       776               577
Accrued compensation and benefits costs                811               761
Unearned income                                        205               208
Other current liabilities                            2,193             2,122
--------------------------------------------------------------------------------
Total Current Liabilities                            7,692             7,204
Long-term debt                                       8,779             8,424
Postretirement medical benefits                      1,079             1,050
Deferred taxes and other liabilities                 2,469             2,429
Discontinued operations liabilities -
 policyholders' deposits and other                   1,693             2,274
Deferred ESOP benefits                                (434)             (494)
Minorities' interests in equity of subsidiaries        127               843
Company-obligated, mandatorily redeemable
 preferred securities of subsidiary trust
 holding solely subordinated debentures of
 the Company                                           637                 -
Preferred stock                                        705               721
Common shareholders' equity                          4,985             4,367
--------------------------------------------------------------------------------
Total Liabilities and Equity                       $27,732           $26,818
--------------------------------------------------------------------------------

Shares of common stock issued and outstanding at December 31, 1997 were (in thousands) 326,241. Shares of common stock issued and outstanding at December 31, 1996 were (in thousands) 325,902 and 323,681, respectively.

The accompanying notes on pages 46 to 65 are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------


38   X E R O X   C O R P O R A T I O N

                                                 F I N A N C I A L   R E V I E W


Financial Review

increased by 6.7 percentage points versus year-end 1994 as proceeds from the sales of Constitution Re Corporation (Constitution Re), Viking Insurance Holdings, Inc. (Viking) and Xerox Financial Services Life Insurance Company and related companies (Xerox Life) were more than offset by the 1995 purchase of a part of The Rank Group's interests in Xerox Limited and non-cash charges in connection with our decision to sell the then-remaining insurance units.

         Coverage metrics related to our non-financing businesses have shown strong, consistent improvement throughout the past three years. Within the financing business, the ratio of earnings to fixed charges remains strong despite an increase in 1996, from 6.5:1 to 7.0:1, in our financing business debt-to-equity guideline.

         We "match fund" our financing operations by arranging fixed-rate liabilities with maturities similar to the underlying customer financing assets. Our 7.0 to 1 debt-to-equity guideline reflects both the high quality of the underlying assets and the strong financial returns from our captive financing businesses.

Non-Financing Operations

The following table summarizes 1997, 1996 and 1995 document processing non-financing operations cash generation and usage:

--------------------------------------------------------------------------------
(In millions)                         1997             1996            1995
--------------------------------------------------------------------------------
Document Processing
         Non-Financing:
Income                              $1,248            $1,004           $  970
Depreciation and amortization          739               715              719
--------------------------------------------------------------------------------
Subtotal                            $1,987            $1,719           $1,689
--------------------------------------------------------------------------------
Capital expenditures/assets sold      (484)             (470)            (348)
Equipment on operating leases         (347)             (403)            (475)
Restructuring payments                 (88)             (197)            (331)
Working capital/other                  (42)               29                8
--------------------------------------------------------------------------------
Net Cash Generation                 $1,026            $  678           $  543
--------------------------------------------------------------------------------

         Document processing non-financing businesses generated $1,987 million of cash from operations in 1997 or 16 percent more than in 1996. Net cash generation after investments to fund the growth of the businesses was $1,026 million, an increase of $348 million. The growth was largely due to higher income, higher growth in accounts payable and accrued compensation and benefits costs, and lower restruc

Pictured here are Xerox employees and Xerox customers standing behind a Xerox copier.

Bradesco Seguros is a leading Brazilian insurance company that uses several DocuPrint 4890 and DocuPrint 4635 MX printers, which combine leading-edge highlight color and Magnetic Ink Character Recognition (MICR) marking technologies with exceptional paper handling capabilities at speeds up to 92 and 135 pages-per-minute. Bradesco Seguros prints insurance and financial documents with highlighted variable information, as well as checks and payment coupons with MICR symbols. Photographed here are Carlos Avelar, Branch Manager, Xerox do Brasil; Geraldo Teixeira, Director Bradesco Seguros; Carlos Henrique Schmitz, Director, Bradesco Seguros; and Jorge Luiz Goncalves, Account Manager, Xerox do Brasil.

turing payments. Net cash generation was $135 million higher in 1996 than in 1995 as income growth, lower restructuring payments and lower inventory growth more than offset higher capital spending and tax payments.

         Discontinued non-financing businesses generated $541 million in 1997 as a result of the sales of Coregis, II and TRG. These businesses experienced net cash usage of $47 million in 1996 versus $399 million of generation in 1995 reflecting the sales in 1995 of Constitution Re, Viking and Xerox Life.

Financing Businesses

Customer financing-related debt grew by $760 million in 1997, $54 million more than in 1996, reflecting growth in equipment sales partially offset by currency translation effects and the 1996 increase in our financing business debt-to-equity guideline from 6.5 to 1 to 7.0 to 1. Financing debt growth of $706 million in 1996 was $212 million more than in 1995 due to higher equipment sales growth and the modest increase in our leverage guideline.

         Debt related to discontinued third party financing and real estate activities, which is included in financing business debt, totaled $117 million in 1997, $223 million in 1996 and $231 million in 1995. Asset sales and portfolio run-off account for the 1997 decline. In 1996, asset sales and


                                          X E R O X   C O R P O R A T I O N   39

F I N A N C I A L   R E V I E W


Pictured here is the Inxight logo.


What value is an entire database of information if you can't find the one piece of it you need? The challenge of making information make sense is what Inxight, a Xerox New Enterprise Company, hopes to solve with its VizControls and LinguistX technologies originally developed at Xerox' Palo Alto Research Center
(PARC) and Xerox Research Centre Europe, Grenoble, France. Inxight's visualization technology gives users a way to easily cull relevant information for analysis. Inxight licenses VizControls to companies such as Comshare to help make information products more manageable. Comshare uses Inxight technology in Commander Decision, a product that allows company executives to get their hands on the information they need (sales results, trends, business plans, competition, etc.) to make better decisions. Inxight was launched as a Xerox New Enterprise company in December 1996. Xerox New Enterprises (XNE) is our business development arm that focuses on high-growth-potential new technology ventures. Ultimately, these companies either will be merged into the Xerox mainstream, become majority owned, become publicly traded subsidiaries or be sold.

run-off more than offset growth in reported real estate-related debt caused by our decision to fund the retirement of off-balance-sheet debt with lower cost Company borrowing.

Funding Plans for 1998

Any term funding related to our non-financing businesses will be based on the interest rate environment and overall capital market conditions. Our underlying strategy is to continue to extend funding duration while balancing the typical yield curve benefit of floating rates and the reduced volatility obtained from fixed-rate financing.

         Customer financing-related debt is planned to increase in line with 1998 sales growth, while third party financing and real estate-related debt is expected to continue to decline. Decisions in 1998 regarding the size and timing of term funding for our financing businesses will be made based on match funding needs, refinancing requirements and capital market conditions.

         We believe that we have adequate short-term credit facilities available to fund day-to-day operations and have readily available access to the capital markets to meet any longer term financing requirements. Our $7.0 billion global revolving credit agreement with a group of banks expires in 2002. This facility is unused and available to provide back-up to Xerox, Xerox Credit Corporation
(XCC), Xerox Capital (Europe) plc (XCE) and Xerox Overseas Holdings PLC (XOH) commercial paper borrowings that amounted to $3.8 billion at December 31, 1997. Xerox or XCC may access the facility up to its $7.0 billion limit. XCE or XOH have access subject to a $4.0 billion limit. Total drawdowns cannot exceed $7.0 billion.

         At December 31, 1997, Xerox, XCE and XOH had combined, U.S. shelf capacity of $2,250 million and XCC had U.S. shelf capacity of $1,875 million. In addition, a $2 billion Euro-debt facility is available to Xerox, XCC, XCE and XOH, of which $1,193 million remained unused at December 31, 1997.

Risk Management

Xerox is typical of multinational corporations in that it is exposed to market risk from changes in foreign currency exchange rates and interest rates that could affect our results of operations and financial condition.

         We have entered into certain financial instruments to manage interest rate and foreign currency exposures. These instruments are held solely for hedging purposes and include interest rate swap agreements, forward exchange contracts and foreign currency swap agreements. We do not enter into derivative instrument transactions for trading purposes, and, employ long-standing policies prescribing that derivative instruments are only to be used to achieve a set of very limited objectives.

         Currency derivatives are primarily arranged in conjunction with underlying transactions that give rise to foreign currency- denominated payables and receivables: for example, an option to buy foreign currency to settle the importation of goods from foreign suppliers, or a forward exchange contract to fix the dollar value of a foreign currency-denominated loan.

         As of December 31, 1997 and 1996 our primary foreign currency market exposures include the Japanese yen, British pound sterling, Brazilian real, U.S. dollar, French franc and Canadian dollar.


40   X E R O X   C O R P O R A T I O N

                                                 F I N A N C I A L   R E V I E W


         In order to manage the risk of foreign currency exchange rate fluctuations, we hedge a significant portion of all transactions (except for amounts "permanently" invested) denominated in a currency other than the functional currency applicable to each of our legal entities. From time to time, when cost-effective, currency derivatives are used to hedge international equity investments.

         Consistent with the nature of the economic hedge of such foreign currency exchange contracts, associated unrealized gains or losses would be offset by corresponding decreases or increases in the value of the underlying asset or liability being hedged. Assuming a 10 percent appreciation or depreciation in foreign currency exchange rates as of December 31, 1997, the potential change in fair value of our net foreign currency position would approximate $46 million.

         The amount permanently invested in foreign subsidiaries and affiliates, primarily Xerox Limited, Fuji Xerox and Xerox do Brasil, and translated into dollars using the year-end exchange rate, is $6 billion at December 31, 1997. Assuming a 10 percent appreciation or depreciation of the U.S. dollar against all currencies from the quoted foreign currency exchange rates at December 31, 1997, the unrealized loss or gain would amount to $599 million.

         We do not hedge foreign currency-denominated revenues of our foreign subsidiaries since these do not represent cross-border cash flows.

         With regard to interest rate hedging, virtually all customer financing assets earn fixed rates of interest and, therefore, we "lock in" an interest rate spread by arranging fixed-rate liabilities with similar maturities as the underlying assets. Additionally, customer financing assets in one currency are consistently funded with liabilities in the same currency. We refer to the effect of these conservative practices as "match funding" customer financing assets. This practice effectively eliminates the risk of a major decline in interest margins during a period of rising interest rates. Conversely, this practice effectively eliminates the opportunity to materially increase margins when interest rates are declining.

         More specifically, pay fixed-rate and receive variable-rate swaps are typically used in place of more expensive fixed-rate debt. Pay variable-rate and receive variable-rate swaps are used to transform variable-rate medium-term debt into commercial paper or LIBOR obligations. Additionally, pay variable-rate and receive fixed-rate swaps are used from time to time to transform longer term fixed-rate debt into variable-rate obligations. The transactions performed within each of these three categories enable more cost-effective management of interest rate exposures. The potential risk attendant to this strategy is the performance of the swap counterparty. We address this risk by arranging swaps with a diverse group of strong-credit counterparties, regularly monitoring their credit ratings and determining the replacement cost, if any, of existing transactions.

         On an overall worldwide basis, and including the impact of our hedging activities, weighted average interest rates for 1997, 1996 and 1995 approximated
6.6 percent, 6.9 percent and 7.7 percent, respectively.

         Many of the financial instruments we use are sensitive to changes in interest rates. Hypothetically, interest rate changes result in gains or losses related to the market value of our term debt and interest rate swaps due to differences between current market interest rates and the stated interest rates within the instrument. Applying an assumed 10 percent reduction or increase in the yield curves at December 31, 1997, the fair value of our term debt and interest swaps would increase or decrease, by approximately $93 million.

         Our currency and interest rate hedging are typically unaffected by changes in market conditions as forward contracts, options and swaps are normally held to maturity consistent with our objective to lock in currency rates and interest rate spreads on the underlying transactions.

Pictured here is the Xerox Sixth Sense
Technology team.

Xerox people are team players. Teams that achieve a "black belt" in teamwork earn the title X Team a group of innovative people who deliver results and whose best practices are shared across organizational lines. It is the highest level of team recognition in Xerox. This team worked on the delivery of Sixth Sense Technology, an exclusive Xerox service offering that allows Customer Service Engineers to use laptop computers and software to monitor and diagnose a machine's performance remotely. Photographed (top to bottom) here are Steve Pleavin, Chuck Boyle, Kelly Langan, Arturo Lorenzo, Wilbur Thornton, Dan Auman, Carol Goldstein, Norm Kriehn, Nancy Nam, Dennis Martin and Carl Edmunds.


                                          X E R O X   C O R P O R A T I O N   41

F I N A N C I A L   R E V I E W


Consolidated Statements of Cash Flows

--------------------------------------------------------------------------------
Year ended December 31 (in millions)                  1997     1996     1995
--------------------------------------------------------------------------------
Cash Flows from Operating Activities
Income from continuing operations                 $  1,452 $  1,206 $  1,174
Adjustments required to reconcile
  income to cash flows from operating
  activities:
         Depreciation and amortization                 739      715      719
         Provision for doubtful accounts               265      259      235
         Provision for postretirement
           medical benefits, net of payments            29       38       40

         Minorities' interests in earnings
           of subsidiaries                              88      161      191
         Undistributed equity in income of
           affiliated companies                        (84)     (84)     (90)
         Increase in inventories                      (517)    (422)    (663)
         Increase in finance receivables            (1,629)  (1,220)    (701)
         Increase in accounts receivable              (188)    (180)    (173)
         Increase in accounts payable
           and accrued compensation and
           benefit costs                               250       63      179
         Net change in current and deferred
           income taxes                                361      293      263
         Other, net                                   (294)    (519)    (575)
--------------------------------------------------------------------------------
Total                                                  472      310      599
--------------------------------------------------------------------------------
Cash Flows from Investing Activities
Cost of additions to land, buildings and
  equipment                                           (520)    (510)    (438)
Proceeds from sales of land, buildings
  and equipment                                         36       40       90
Net change in payables to Discontinued Operations     (208)     (51)     (57)
Purchase of additional interest in Xerox Limited      (812)       -     (972)
Other, net                                              45       14        -
--------------------------------------------------------------------------------
Total                                               (1,459)    (507)  (1,377)
--------------------------------------------------------------------------------
Cash Flows from Financing Activities
Net change in debt                                       5      990      766
Dividends on common and preferred stock               (475)    (438)    (389)
Proceeds from sale of common stock                     140       95      111
Repurchase of preferred and common stock              (116)    (316)     (41)
Dividends to minority shareholders                      (6)     (68)     (86)
Proceeds received from (returned to)
  minority shareholders                                 (1)      32       20
Proceeds from issuance of mandatorily
  redeemable preferred securities                      637        -        -
--------------------------------------------------------------------------------
Total                                                  184      295      381
--------------------------------------------------------------------------------
Effect of exchange rate changes on cash                (18)      (6)      (5)
Cash provided (used) by continuing operations         (821)      92     (402)
Cash provided (used) by discontinued operations        792     (124)     497
--------------------------------------------------------------------------------
Increase (decrease) in cash                            (29)     (32)      95
Cash at beginning of year                              104      136       41
--------------------------------------------------------------------------------
Cash at end of year                               $     75 $    104 $    136
--------------------------------------------------------------------------------
The accompanying notes on pages 46 to 65 are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------


42   X E R O X   C O R P O R A T I O N

                                                 F I N A N C I A L   R E V I E W


Liquidity

Our primary sources of liquidity are cash generated from operations and borrowings. The consolidated statements of cash flows detailing changes in our cash balances are on page 42.

         Operating activities generated positive cash flows in each of the past three years. Cash generation of $472 million in 1997 was $162 more than in 1996 despite a $1,629 million net increase to customer finance receivables associated with growth in equipment sales. Conversely, 1996 cash flow from operating activities was $289 million less than in 1995 as income growth and improved inventory performance did not fully offset finance receivables growth.

         Investing activities resulted in net cash usage in all three years. Cash used for investing activities was $952 higher in 1997 than in 1996 largely due to payment to The Rank Group of the initial installment under our agreement to purchase The Rank Group's remaining interests in the former Rank Xerox. Net usage in 1996 was $507 million or $870 million less than in 1995. Lower 1996 usage primarily reflected the absence of a 1995 payment to The Rank Group that increased our financial interest in Rank Xerox from 67 percent to 80 percent.

         Excluding (pound)440 million ($720 million) of notes payable to The Rank Group, cash generated by financing activities continued to decline as strong cash generation from our continuing non-financing businesses, and proceeds from sales of discontinued businesses, have offset the need for additional borrowing related to financing business growth.

         Overall, including payments to The Rank Group of $812 million and $972 million in 1997 and 1995, respectively, continuing operations used $821 million of cash in 1997, generated $92 million in 1996 and used $402 million in 1995.

         Discontinued operations provided $792 million of cash in 1997, used $124 million in 1996 and provided $497 million in 1995.

         Cash balances were $75 million at year-end 1997, versus $104 million in 1996 and $136 million in 1995, consistent with our objective to minimize investments that do not provide added value to our shareholders.

Discontinued Operations - Insurance
and Other Financial Services

The net investment in the discontinued financial services businesses, which include Insurance, Other Financial Services and Third Party Financing and Real Estate, totaled $1,332 million at December 31, 1997 compared with $2,124 million and $2,000 million at December 31, 1996 and 1995, respectively. The decrease primarily reflects the sale of Coregis Group, Inc. (Coregis), Industrial Indemnity Holdings, Inc. (II) and The Resolution Group, Inc. (TRG), somewhat offset by scheduled funding of reinsurance coverage to the Talegen Holdings, Inc. (Talegen) companies and TRG by Ridge Reinsurance Limited (Ridge Re) and interest for the period on the assigned debt.

Status of Insurance

In 1995, we recorded a $1,546 million after-tax charge in connection with agreements to sell all of our "Remaining" insurance companies, which included Coregis, Crum & Forster Holdings, Inc. (CFI), II, Westchester Specialty Group, Inc. (WSG), TRG and three insurance-related service companies.

         On September 11, 1996, those agreements were terminated. No additional charges were considered necessary as a result of the termination. In September 1996, the Board of Directors of Xerox formally approved a plan of disposal under which we retained investment bankers to assist us in the simultaneous disposition of each of the Remaining insurance and service companies.

         Significant progress was made during the past year in the disposition of these companies at values consistent with expectations at the time we discontinued the insurance

Pictured here are Xerox customers.

REMARK, Minsk, Belarus, is a fast growing advertising agency made up of 20 young people with creative ideas and color know-how. They use a Xerox 5790 to print brochures and leaflets and a Xerox 8954 plotter for printing large-format posters and ads. Here (left to right) are Dimitri Lunyov, Dimitri Yarota, Gennadi Yermakovich and Edward Berezin. REMARK also creates advertising for Xerox in Belarus, including this advertisement for the C55 color laser printer.


                                          X E R O X   C O R P O R A T I O N   43

F I N A N C I A L   R E V I E W


operations in 1995. As of January 2, 1998, the sale of four of the five Remaining insurance companies was completed, as was the disposition of one service company. Specifically:
- In the first quarter, we sold certain assets of Apprise Corp., one of Talegen's insurance-related service companies. The financial terms of this transaction were not material.
- In the second quarter, we completed the sale of Coregis for $375 million in cash and the assumption of $75 million in debt.
- In the third quarter, we completed the sale of II for $365 million in cash and the assumption of $79 million in debt.
- In the fourth quarter, we completed the sale of TRG for $150 million in cash and a $462 million performance-based instrument to an investor group. Ultimate recovery of the value of this instrument will be dependent on TRG's future cash flows available for dividends.
- And, on January 2, 1998, we completed the sale of WSG for $338 million in cash, less approximately $70 million in transaction-related costs.

         The disengagement strategy for the last remaining insurance company, CFI, includes the option of either a private sale or an initial public offering
(IPO) of CFI stock, whichever delivers better shareholder value. Pursuant to this strategy, subsequent to year-end, a Form S-1 Registration Statement for the IPO was filed with the Securities and Exchange Commission. During the disposal process, we remain subject to all business risks and rewards of the remaining unit. Until

Pictured here is a London-theme bus.

This entire job - starting from the digital image in the computer and including printing by our customer Pixus Digital Printing, Lafayette, La., on ColorgrafX equipment, to transfer to vinyl and application on the vehicle - took only two days to complete. ColorgrafX provides color printing systems for production of large color documents like banners, billboards and backlit signs.

CFI is actually sold, no assurances can be given as to the ultimate impact on our total results from operations or whether the proceeds from CFI's sale will equal its carrying value.

         Xerox Financial Services, Inc. (XFSI) continues to provide aggregate excess of loss reinsurance coverage (the Reinsurance Agreements) to certain of the current and former Talegen units and TRG through Ridge Re, a wholly owned subsidiary of XFSI. The coverage limits total $1,109 million, which is net of 15 percent coinsurance. Through December 31, 1997, Ridge Re had provided for approximately $648 million of this available coverage and it is possible that some additional reserves could ultimately be needed, although this is not currently anticipated. XFSI has guaranteed to the current and former Talegen units and TRG that Ridge Re will meet all of its financial obligations under the Reinsurance Agreements. Related premium payments to Ridge Re are made by XFSI and guaranteed by us. As of December 31, 1997, there were five remaining annual installments of $45 million, plus finance charges. We have also guaranteed that Ridge Re will meet its financial obligations on $578 million of the Reinsurance Agreements and we have provided a $400 million partial guaranty of Ridge Re's $800 million letter of credit facility. This facility is required to provide security with respect to aggregate excess of loss reinsurance obligations under contracts with the current and former Talegen units and TRG.

         XFSI may also be required, under certain circumstances, to purchase over time additional redeemable preferred shares of Ridge Re, up to a maximum of $301 million.

Prior Sales of Talegen Insurance Companies In April 1995, Constitution Re Corporation was sold for $421 million in cash. In July 1995, Viking was sold for approximately $103 million in cash plus future upward price adjustments based on loss reserve development.

Net Investment in Insurance

The net investment in Insurance at December 31, 1997 totaled $1,076 million compared with balances of $1,846 million and $1,678 million at December 31, 1996 and 1995, respectively. The decrease in 1997 over 1996 primarily reflects the sales of Coregis, II and TRG somewhat offset by contractual payments to Ridge Re for annual premium installments and associated finance charges and interest on the assigned insurance debt.


44   X E R O X   C O R P O R A T I O N

                                                 F I N A N C I A L   R E V I E W


Property and Casualty Operating Trends

The industry's profitability can be significantly affected by cyclical competitive conditions, judicial decisions affecting insurers' liabilities and volatile and unpredictable developments, including changes in the propensity of courts to grant large awards, fluctuations in interest rates, inflationary pressures that may tend to affect the size of losses and changes in the investment environment that affect market prices of insurance companies' investments. CFI's operating results have historically been influenced by these industry trends, as well as by its exposure to uncollectible reinsurance, which had been greater than most other insurers.

Other Financial Services

The net investment in Other Financial Services at December 31, 1997 was $125 million compared with $101 million and $114 million at December 31, 1996 and 1995, respectively. The increase in the investment primarily reflects the effect of a transfer from Insurance that had no effect on the total net investment in the discontinued financial services businesses.

         On June 1, 1995, XFSI completed the sale of Xerox Financial Services Life Insurance Company and related companies (Xerox Life). In connection with the transaction, OakRe Life Insurance Company (OakRe), a wholly owned XFSI subsidiary, has assumed responsibility, via Coinsurance Agreements, for existing Single Premium Deferred Annuity (SPDA) policies issued by Xerox Life. The Coinsurance Agreements include a provision for the assumption (at their election) by the purchaser's companies of all of the SPDA policies at the end of their current rate reset periods. A Novation Agreement with an affiliate of the new owner provides for the assumption of the liability under the Coinsurance Agreements for any SPDA policies not so assumed. Other policies (of Immediate, Whole Life and Variable annuities as well as a minor amount of SPDAs) were sold and are now the responsibility of the purchaser's companies.

         As a result of the Coinsurance Agreements, at December 31, 1997, OakRe retained approximately $1.5 billion of investment portfolio assets (transferred from Xerox Life) and liabilities related to the reinsured SPDA policies. Interest rates on these policies are fixed and were established upon issuance of the respective policies. Substantially all of these policies will reach their rate reset periods through the year 2000 and will be assumed under the Agreements as described above. Xerox Life's portfolio was designed to recognize that policy renewals extended liability "maturities," thereby permitting investments with average duration somewhat beyond the rate reset periods. OakRe's practice is to selectively improve this match over time as market conditions allow.

         In connection with the aforementioned sale, XFSI established a $500 million letter of credit and line of credit with a group of banks to support OakRe's coinsurance obligations. The term of this letter of credit is five years, and it is unused and available at December 31, 1997. Upon a drawing under the letter of credit, XFSI has the option to cover the drawing in cash or to draw upon the credit line.

Third Party Financing and Real Estate

Third Party Financing and Real Estate assets at December 31, 1997, 1996 and 1995 totaled $298 million, $450 million and $489 million, respectively. The proceeds from the asset sales and run-off activity were consistent with the amounts contemplated in the formal disposal plan.

Forward Looking Statements

This document contains forward-looking statements and

information relating to Xerox that are based on our beliefs and assumptions and information currently available to us. The words "anticipate," "believe," "estimate," "expect," "intends" and similar expressions, as they relate to us, are intended to identify forward-looking statements. Information concerning certain factors that could cause actual results to differ materially is included in the Company's third quarter 1997 10-Q. We do not intend to update these forward-looking statements.

Pictured here is color printer ink.

Fuji Xerox integrated research and artistic development facilities are at the forefront of document technologies. Research in color imaging has led to a number of successful color products, contributing to the No. 1 position in Japan in color for Fuji Xerox.


                                          X E R O X   C O R P O R A T I O N   45

N O T E S


Notes to Consolidated Financial Statements

(Dollars in millions, except per-share data and unless otherwise indicated)

1 Summary of Significant Accounting Policies

Basis of Consolidation. The consolidated financial statements include the accounts of Xerox Corporation and all majority-owned subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated. References herein to "we" or "our" refer to Xerox and consolidated subsidiaries unless the context specifically requires otherwise.

         Xerox Limited (formerly Rank Xerox Limited), Rank Xerox Holding BV, Rank Xerox Investment Limited, R-X Holdings Limited and their respective subsidiaries are referred to as Xerox Limited.

         Investments in which we have a 20 to 50 percent ownership interest are generally accounted for on the equity method.

         Upon the sale of stock by a subsidiary, we recognize a gain or loss equal to our proportionate share of the increase or decrease in the subsidiary's equity. During 1996, we recognized a pre-tax net gain of $11 from such transactions.

         Effective 1997, Fuji Xerox changed its reporting period from a fiscal year ending October 20 to a fiscal year ending December 20. The results of operations during the period between the end of the 1996 fiscal year and the beginning of the new fiscal year (the stub period) amounted to a gain of $8. The gain was credited to retained earnings to avoid reporting more than 12 months' results of operations in one year.

         Effective January 1, 1995, we changed the reporting periods of Xerox Limited and the Latin American operations from fiscal years ending October 31 and November 30, respectively, to a calendar year ending December 31. The results of these operations during the period between the end of the 1994 fiscal year and the beginning of the new calendar year (the stub period) amounted to a loss of $21. The loss was charged to retained earnings to avoid reporting more than 12 months' results of operations in one year. Accordingly, 1995 worldwide operations include the results for all consolidated subsidiaries beginning January 1, 1995. The cash activity for the stub period is included in Other, net in the 1995 consolidated statement of cash flows.

Business Segment Information. We operate in a single industry segment that consists of the worldwide development, manufacturing, marketing, financing and servicing of document processing products and services. This business is unitary from both a company and a customer perspective in that the marketing, financing and servicing of our products represent an integrated document services solution.

Earnings Per Share. Basic earnings per share are based on net income less preferred stock dividend requirements divided by the average common shares outstanding during the period. Diluted earnings per share assume exercise of in-the-money stock options outstanding and full conversion of convertible debt and convertible preferred stock into common stock at the beginning of the year or date of issuance, unless they are antidilutive.

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

Goodwill. Goodwill represents the cost of acquired businesses in excess of the net assets purchased and is amortized on a straight-line basis, generally over 40 years. Goodwill is reported net of accumulated amortization, and the recoverability of the carrying value is evaluated on a periodic basis by assessing current and future levels of income and cash flows as well as other factors. Accumulated amortization at December 31, 1997 and 1996 was $71 and $41, respectively.

Accounting Changes. Effective December 1997, we adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." SFAS No. 128 simplifies the calculation


46   X E R O X   C O R P O R A T I O N

                                                                       N O T E S


of earnings per share (EPS), replaces primary EPS with basic EPS and replaces fully diluted EPS with diluted EPS. See Note 18 on page 65.

         Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. The computation of diluted EPS is similar to the computation of basic EPS except that it gives effect to all potentially dilutive instruments that were outstanding during the period. All earnings per share amounts in Xerox' annual report have been restated to reflect this new standard. 1997 primary and fully diluted EPS of $4.25 and $4.03, respectively, have been restated as basic and diluted EPS of $4.31 and $4.04, respectively. 1996 primary and fully diluted EPS of $3.49 and $3.31, respectively, have been restated as basic and diluted EPS of $3.55 and $3.32, respectively.

         In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and No. 131, "Disclosures about Segments of an Enterprise and Related Information." Commencing in 1998, SFAS No. 130 will require companies to report comprehensive income, and SFAS No. 131 will require companies to report segment performance as it is used internally to evaluate segment performance. These statements merely provide for additional disclosure requirements.

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

Buildings and Equipment. Our fixed assets are depreciated over their estimated useful lives. Depreciation is computed using principally the straight-line method. Significant improvements are capitalized; maintenance and repairs are expensed. See Note

5 on page 49.

Classification of Commercial Paper and Bank Notes Payable. It is our policy to classify as long-term debt that portion of commercial paper and notes payable that is intended to match fund finance receivables due after one year to the extent that we have the ability under our revolving credit agreement to refinance such commercial paper and notes payable on a long-term basis. See Note 9 on page 53.

Foreign Currency Translation. The functional currency for most foreign operations is the local currency. Net assets are translated at current rates of exchange, and income and expense items are translated at the average exchange rate for the year. The resulting translation adjustments are recorded as a separate component of shareholders' equity. The U.S. dollar is used as the functional currency for certain subsidiaries, primarily those in Latin America, which conduct their business in U.S. dollars or operate in hyperinflationary economies. A combination of current and historical exchange rates is used in remeasuring the local currency transactions of these subsidiaries, and the resulting exchange adjustments are included in income. Aggregate foreign currency losses were $85, $27 and $18 in 1997, 1996 and 1995, respectively, and are included in Other, net in the consolidated statements of income.

         Effective July 1, 1997, we changed the functional currency for our Brazilian operation from the U.S. dollar to the Brazilian real, as the Brazilian economy is no longer considered hyperinflationary. The effect of this change was immaterial.

Reclassifications. Prior years' financial statements have been restated to reflect certain reclassifications to conform with the 1997 presentation. The impact of these changes is not material and did not affect net income.


                                          X E R O X   C O R P O R A T I O N   47

N O T E S


2 Acquisition

In June 1997, we acquired the remaining 20 percent of Xerox Limited from The Rank Group Plc (Rank) in a transaction valued at (pound)940 million, or approximately $1.5 billion. As a result of this transaction, we now own 100 percent of Xerox Limited. The transaction was funded entirely by debt consisting of (pound)500 million of third-party debt and (pound)440 million of notes payable issued to Rank, which will be paid in deferred installments, half by June 29, 1998 and the other half by June 30, 1999. An additional payment of up to (pound)60 million would be made in 2000 based upon achievement of certain Xerox Limited earnings growth targets by 1999. The purchase price (including transaction costs) was allocated such that goodwill increased by $737, minority interest in equity of subsidiaries was reduced by approximately $720, with the balance of $70 applied to other assets and liabilities, primarily investment in affiliates, at equity.

         On February 28, 1995, we paid Rank (pound)620 million, or approximately $972, for 40 percent of Rank's financial interest in Xerox Limited. The transaction increased our financial interest in Xerox Limited to 80 percent from 67 percent. Our additional interest in the operating results of Xerox Limited is included in the consolidated statement of income from the date of acquisition. Based on the allocation of the purchase price, this transaction resulted in goodwill of $574 (including transaction costs), a decline in minorities' interests in equity of subsidiaries of approximately $400 and an increase in long-term debt of $972.

3 Finance Receivables, Net

Finance receivables represent installment sales and sales-type leases resulting from the marketing of our business equipment products. These receivables generally mature over two to five years and are typically collateralized by a security interest in the underlying assets. The components of finance receivables, net at December 31, 1997, 1996 and 1995 follow:

--------------------------------------------------------------------------------
                                       1997             1996              1995
--------------------------------------------------------------------------------
Gross receivables                   $15,035          $13,872           $12,696
Unearned income                      (2,850)          (2,551)           (2,207)
Unguaranteed residual values            557              398               308
Allowance for doubtful accounts        (389)            (347)             (322)
--------------------------------------------------------------------------------
Finance receivables, net             12,353           11,372            10,475
Less current portion                  4,599            4,386             4,069
--------------------------------------------------------------------------------
Amounts due after one year, net     $ 7,754          $ 6,986           $ 6,406
--------------------------------------------------------------------------------

         Contractual maturities of our gross finance receivables subsequent to December 31, 1997 follow:

--------------------------------------------------------------------------------
  1998           1999          2000           2001          2002     Thereafter
--------------------------------------------------------------------------------
$5,653         $4,044        $2,930         $1,709          $571           $128
--------------------------------------------------------------------------------

Experience has shown that a portion of these finance receivables will be prepaid prior to maturity. Accordingly, the preceding schedule of contractual maturities should not be considered a forecast of future cash collections.

4 Inventories

The components of inventories at December 31, 1997, 1996 and 1995 follow:

--------------------------------------------------------------------------------
                             1997             1996              1995
--------------------------------------------------------------------------------
Finished goods             $1,549           $1,570            $1,646
Work in process                97               80                88
Raw materials                 406              322               295
Equipment on operating
  leases, net                 740              704               627
--------------------------------------------------------------------------------
Inventories                $2,792           $2,676            $2,656
--------------------------------------------------------------------------------

         Equipment on operating leases consists of our business equipment products that are rented to customers and are depreciated to estimated residual value. Depreciable lives vary from two to four years. In order to more precisely match depreciable lives to the duration of lease contracts with customers, during 1996, we increased the depreciable lives of certain equipment on operating leases such that the equipment is now predominately depreciated over three to four years. The effect of this change was not material. Our business equipment operating lease terms vary, generally from 12 to 36 months. Accumulated depreciation on equipment on operating leases for the years ended December 31, 1997, 1996 and 1995 amounted to $1,198, $1,259 and $1,065, respectively. Scheduled minimum future rental revenues on operating leases with original terms of one year or longer are:

--------------------------------------------------------------------------------
                 1998     1999     2000     Thereafter
--------------------------------------------------------------------------------
                 $406     $210     $78             $42
--------------------------------------------------------------------------------

         Total contingent rentals, principally usage charges in excess of minimum allowances relating to operating leases, for the years ended December 31, 1997, 1996 and 1995 amounted to $186, $199 and $190, respectively.


48   X E R O X   C O R P O R A T I O N

                                                                       N O T E S


5 Land, Buildings and Equipment, Net The components of land, buildings and equipment, net at December 31, 1997, 1996 and 1995 follow:

--------------------------------------------------------------------------------
                             Estimated
                              Useful
                               Lives
                              (Years)         1997        1996       1995
--------------------------------------------------------------------------------
Land                                        $   88      $   89     $   85
Buildings and building
         equipment           20 to 40        1,012         991        941
Leasehold improvements     Lease term          403         378        347
Plant machinery               4 to 12        1,870       1,862      1,907
Office furniture and
  equipment                   3 to 10        1,285       1,231      1,161
Other                         3 to 20          190         218        201
Construction in progress                       310         250        231
--------------------------------------------------------------------------------
Subtotal                                     5,158       5,019      4,873
Less accumulated
  depreciation                               2,781       2,763      2,768
--------------------------------------------------------------------------------
Land, buildings and
  equipment, net                            $2,377      $2,256     $2,105
--------------------------------------------------------------------------------

We lease certain land, buildings and equipment, substantially all of which are accounted for as operating leases. Total rent expense under operating leases for the years ended December 31, 1997, 1996 and 1995 amounted to $419, $421 and $425, respectively. Future minimum operating lease commitments that have remaining non-cancelable lease terms in excess of one year at December 31, 1997 follow:

--------------------------------------------------------------------------------
         1998     1999     2000     2001    2002     Thereafter
--------------------------------------------------------------------------------
         $313     $243     $190     $146    $113     $358
--------------------------------------------------------------------------------

         In certain circumstances, we sublease space not currently required in operations. Future minimum sublease income under leases with non-cancelable terms in excess of one year amounted to $29 at December 31, 1997.

         In 1994, we awarded a contract to Electronic Data Systems Corp. (EDS) to operate our worldwide data processing and telecommunications network through the year 2004. Minimum payments due EDS under the contract follow:

--------------------------------------------------------------------------------
         1998     1999     2000     2001    2002     Thereafter
--------------------------------------------------------------------------------
         $296     $257     $229     $217    $198     $278
--------------------------------------------------------------------------------

6 Investments in Affiliates, at Equity Investments in corporate joint ventures and other companies in which we generally have a 20 to 50 percent ownership interest at December 31, 1997, 1996 and 1995 follow:

--------------------------------------------------------------------------------
                             1997             1996              1995
--------------------------------------------------------------------------------
Fuji Xerox                 $1,231           $1,173            $1,223
Other investments             101              109                91
--------------------------------------------------------------------------------
Investments in affiliates,
  at equity                $1,332           $1,282            $1,314
--------------------------------------------------------------------------------

         Xerox Limited, a consolidated subsidiary, owns 50 percent of the outstanding stock of Fuji Xerox, a corporate joint venture with Fuji Photo Film Co., Ltd. Fuji Xerox is headquartered in Tokyo and operates in Japan and other areas of the Pacific Rim, Australia and New Zealand, except for China. As disclosed in Note 2 on page 48, in June 1997 we purchased Rank Group Plc's remaining interest in Xerox Limited. In order to record the acquired assets at fair value, $137 of goodwill was allocated to Xerox Limited's investment in Fuji Xerox and is being amortized over 40 years. Condensed financial data of Fuji Xerox for its last three fiscal years follow:

--------------------------------------------------------------------------------
                                     1997             1996              1995
--------------------------------------------------------------------------------
Summary of Operations
Revenues                           $7,415           $8,091            $8,500
Costs and expenses                  6,882            7,546             7,989
--------------------------------------------------------------------------------
Income before income taxes            533              545               511
Income taxes                          295              313               287
--------------------------------------------------------------------------------
Net income                         $  238           $  232            $  224
--------------------------------------------------------------------------------
Xerox Limited's equity in
  net income                       $  119           $  116            $  112
--------------------------------------------------------------------------------
Xerox' equity in net income        $  109           $   93            $   88
Balance Sheet Data
Assets
Current assets                     $2,461           $3,008            $3,518
Non-current assets                  2,942            3,168             3,085
--------------------------------------------------------------------------------
Total assets                       $5,403           $6,176            $6,603
--------------------------------------------------------------------------------
Liabilities and Shareholders'
  Equity
Current liabilities                $2,218           $2,546            $2,675
Long-term debt                        286              427               594
Other non-current liabilities         679              850               884
Shareholders' equity                2,220            2,353             2,450
--------------------------------------------------------------------------------
Total liabilities and
  shareholders' equity             $5,403           $6,176            $6,603
--------------------------------------------------------------------------------

7 Geographic Area Data

Revenues and assets of Xerox Limited are substantially attributable to European operations; its consolidated operations in Africa, Asia and the Middle East together constitute less than 2 percent of our consolidated amounts. The Other Areas classification reflects Brazil and to a lesser extent, Canada, Mexico and other Latin American countries.

         Intercompany revenues are generally based on manufacturing cost plus a markup to recover other operating costs and to provide a profit margin to the selling company.


                                          X E R O X   C O R P O R A T I O N   49

N O T E S


         Geographic area data for our continuing operations follow:

--------------------------------------------------------------------------------
Year ended December 31                  1997            1996         1995
--------------------------------------------------------------------------------
Revenues from Unrelated Entities
United States                         $ 9,191         $ 8,583      $ 8,068
Xerox Limited                           5,511           5,501        5,495
Other areas                             3,464           3,294        3,025
--------------------------------------------------------------------------------
Total                                 $18,166         $17,378      $16,588
--------------------------------------------------------------------------------
Intercompany Revenues
United States                         $ 1,455         $ 1,377      $ 1,376
Xerox Limited                             187             230          226
Other areas                               557             425          463
--------------------------------------------------------------------------------
Total                                 $ 2,199         $ 2,032      $ 2,065
--------------------------------------------------------------------------------
Total Revenues
United States                         $10,646         $ 9,960      $ 9,444
Xerox Limited                           5,698           5,731        5,721
Other areas                             4,021           3,719        3,488
Less intercompany
  revenues                             (2,199)         (2,032)      (2,065)
--------------------------------------------------------------------------------
Total                                 $18,166         $17,378      $16,588
--------------------------------------------------------------------------------
Income from Continuing
Operations (Before
Intercompany Eliminations
United States                      $   638          $   444           $   370
Xerox Limited                          390              432               409
Other areas                            437              375               364
--------------------------------------------------------------------------------
Total                              $ 1,465           $1,251           $ 1,143
--------------------------------------------------------------------------------
Income from Continuing Operations
(After Intercompany Eliminations)
United States                      $   642          $   414           $   418
Xerox Limited                          392              431               408
Other areas                            418              361               348
--------------------------------------------------------------------------------
Total                              $ 1,452          $ 1,206           $ 1,174
--------------------------------------------------------------------------------
Assets
United States                      $11,179          $10,354           $ 9,876
Xerox Limited                        8,591            7,844             7,566
Other areas                          4,937            4,222             3,756
--------------------------------------------------------------------------------
Subtotal                            24,707           22,420            21,198
Investment in discontinued
  operations                         3,025            4,398             4,810
--------------------------------------------------------------------------------
Total                              $27,732          $26,818           $26,008
--------------------------------------------------------------------------------

8 Discontinued Operations

In January 1993, we announced our intent to sell or otherwise disengage from our Insurance and Other Financial Services (IOFS) businesses. Since that time, we have disposed of a number of these businesses through sale and run-off collection activities. At December 31, 1997, our sole remaining non-Document Processing operation is the Insurance business, which excludes our other discontinued businesses consisting of Other Financial Services and Third Party Financing and Real Estate, which are primarily in asset run-off. A discussion of the status of IOFS's three segments follows.

Insurance. In 1993, Talegen Holdings, Inc. (Talegen) completed a restructuring which established and capitalized seven insurance operating groups as independent legal entities: Constitution Re Corporation (CRC), Coregis Group, Inc. (Coregis), Crum & Forster Holdings, Inc. (CFI), Industrial Indemnity Holdings, Inc. (II), The Resolution Group, Inc. (TRG), Viking Insurance Holdings, Inc. (Viking) and Westchester Specialty Group, Inc. (WSG).

         Since the restructuring, we have disposed of all of the insurance operating groups except CFI. Details of these disposals follow:

         In April 1995, CRC was sold for $421 in cash, which approximated book value. In July 1995, Viking was sold for approximately $103 in cash plus future upward price adjustments based on loss reserve development. The proceeds approximated book value. The proceeds of both transactions were used to retire debt.

         In the fourth quarter of 1995, we recorded a $1,546 loss on disposal in connection with agreements to sell Coregis, CFI, II, WSG, TRG and three insurance-related service companies (collectively referred to as the Remaining companies). In September 1996, those agreements were terminated. No additional charges were considered necessary as a result of the termination. In September 1996, the Board of Directors formally approved a plan of disposal under which we retained investment bankers to assist us in the simultaneous disposition of each of the Remaining companies.

         During 1997 and January 1998, we made significant progress in the disposition of these companies, including the completed sales of four of the five Remaining insurance companies and one insurance-related service company.

Specifically, the following occurred:

         In the first quarter of 1997, we sold certain assets of Apprise Corp., one of Talegen's insurance-related service companies. The financial terms of this transaction were not material.

         In May 1997, we completed the sale of Coregis for $375 in cash and the assumption of $75 in debt.

         In August 1997, we completed the sale of II for $365 in cash and the assumption of $79 in debt.

         In October 1997, we completed the sale of TRG for $150 in cash and a $462 performance-based instrument to an


50   X E R O X   C O R P O R A T I O N

                                                                       N O T E S


investor group. We will participate in the future cash flows of TRG via the performance-based instrument. The recovery of this instrument is dependent upon the sufficiency of TRG's available cash flows, as defined. Based on current forecasts at December 31, 1997, we expect to realize $462 for this instrument. However, the ultimate realization may be greater or less than this amount.

         On January 2, 1998, we completed the sale of WSG for $338 in cash less approximately $70 in transaction-related costs.

         The disengagement strategy for the last remaining insurance company, CFI, includes the option of either a private sale or an initial public offering
(IPO) of CFI stock, whichever delivers better shareholder value. Pursuant to this strategy, subsequent to year-end, a Form S-1 Registration Statement for the IPO was filed with the Securities and Exchange Commission.

         The values received for the companies disposed of in 1997 and January 1998 were consistent with their carrying values. The net proceeds of the sales transactions after transaction related costs were used primarily to retire debt.

         At December 31, 1997, the Insurance business consists of Talegen (primarily WSG and CFI), Ridge Reinsurance Limited (Ridge Re), and headquarters costs and interest expense associated with the insurance activities of Xerox Financial Services, Inc. (XFSI), a wholly owned subsidiary.

         XFSI continues to provide aggregate excess of loss reinsurance coverage (the Reinsurance Agreements) to certain of the current and former Talegen units and TRG through Ridge Re, a wholly owned subsidiary of XFSI. The coverage limits total $1,109, which is net of 15 percent coinsurance. Through December 31, 1997, Ridge Re had provided for approximately $648 of this available coverage and it is possible that some additional reserves could ultimately be needed, although this is not currently anticipated. XFSI has guaranteed to the current and former Talegen units and TRG that Ridge Re will meet all of its financial obligations under the Reinsurance Agreements. Related premium payments to Ridge Re are made by XFSI and guaranteed by us. As of December 31, 1997, there were five remaining annual installments of $45, plus finance charges. We have also guaranteed that Ridge Re will meet its financial obligations on $578 of the Reinsurance Agreements and we have provided a $400 partial guaranty of Ridge Re's $800 letter of credit facility. This facility is required to provide security with respect to aggregate excess of loss reinsurance obligations under contracts with the current and former Talegen units and TRG.

         XFSI may also be required, under certain circumstances, to purchase, over time, additional redeemable preferred shares of Ridge Re, up to a maximum of $301.

Insurance Financial Information. Summarized operating results of Insurance for the three years ended December 31, 1997 follow:

--------------------------------------------------------------------------------
                                             1997         1996           1995
--------------------------------------------------------------------------------
Revenues
Insurance premiums earned                   $1,338       $1,708         $ 1,888
Investment and other income                    386          435             464
--------------------------------------------------------------------------------
Total Revenues                               1,724        2,143           2,352
--------------------------------------------------------------------------------
Costs and Expenses
Insurance losses and loss expenses           1,345        1,667           2,031
Insurance acquisition costs and other
         operating expenses                    518          557             619
Interest expense                               173          203             231
Administrative and general expenses             62           10             556
--------------------------------------------------------------------------------
Total costs and expenses                     2,098        2,437           3,437
Realized capital gains                          36            4              60
--------------------------------------------------------------------------------
Income (loss) before income taxes             (338)        (290)         (1,025)
Income tax benefits                            143          100             357
--------------------------------------------------------------------------------
Net income (loss) from operations*            (195)        (190)           (668)
Loss on disposal                                 -            -            (978)
--------------------------------------------------------------------------------
Income (loss) from Insurance**              $ (195)      $ (190)        $(1,646)
--------------------------------------------------------------------------------
  * The 1995 amount includes $568 of after-tax reserve provisions.
 ** The 1997 and 1996 operating results exclude the gains and losses related to sales of the Insurance subsidiaries. The 1997 and 1996 results, including the sale-related impacts, were charged to reserves established for this purpose and, therefore, did not impact our earnings.
--------------------------------------------------------------------------------

    The net assets at December 31, 1997, 1996 and 1995 of the Insurance businesses included in our consolidated balance sheets as discontinued operations are summarized as follows:

--------------------------------------------------------------------------------
                                          1997          1996            1995
--------------------------------------------------------------------------------
Insurance Assets
Investments                              $4,597        $ 7,889         $ 7,871
Reinsurance recoverable                   1,459          2,458           2,616
Premiums and other receivables              592          1,082           1,191
Deferred taxes and other assets           1,082          1,201           1,450
--------------------------------------------------------------------------------
Total Insurance assets                   $7,730        $12,630         $13,128
--------------------------------------------------------------------------------
Insurance Liabilities
Unpaid losses and loss expenses          $4,999        $ 8,572         $ 8,761
Unearned income                             541            812             859
Notes payable                               250            215             372
Other liabilities                           864          1,185           1,458
--------------------------------------------------------------------------------
Total Insurance liabilities              $6,654        $10,784         $11,450
--------------------------------------------------------------------------------
Investment in Insurance, net             $1,076        $ 1,846         $ 1,678
--------------------------------------------------------------------------------


                                          X E R O X   C O R P O R A T I O N   51

N O T E S


         At December 31,1997 and 1996, intercompany receivables aggregating approximately $206 and $414, respectively, have been included as assets in Investment in discontinued operations in the consolidated balance sheets. The corresponding obligations are included in Deferred taxes and other liabilities in the consolidated balance sheets and represent funding commitments by XFSI guaranteed by us. Substantially all of these funding commitments will be paid at the time the CFI sale is completed.

         The Investments caption consists mainly of short-term investments as shown below. At December 31, 1997, approximately 99 percent of the fixed maturity investments are investment grade securities. The amortized cost and fair value of the investment portfolio at December 31, 1997 follow:

--------------------------------------------------------------------------------
                                  Amortized Cost            Fair Value
--------------------------------------------------------------------------------
Fixed maturities                          $1,046                $1,066
Short-term investments                     3,531                 3,531
--------------------------------------------------------------------------------
Total investments                         $4,577                $4,597
--------------------------------------------------------------------------------

         Activity related to unpaid losses and loss expenses for the three years ended December 31, 1997 follows:

--------------------------------------------------------------------------------
                                             1997          1996         1995
--------------------------------------------------------------------------------
Unpaid Losses and Loss Expenses
Gross unpaid losses and loss expenses,
         January 1                        $  8,572        $8,761       $8,809
Reinsurance recoverable                      2,245         2,290        2,391
--------------------------------------------------------------------------------
Net unpaid losses and loss expenses,
         January 1                           6,327         6,471        6,418

Incurred related to:
Current year accident losses                 1,100         1,364        1,461
Prior year accident losses                     245           303          570
--------------------------------------------------------------------------------
Total incurred                               1,345         1,667        2,031
--------------------------------------------------------------------------------
Paid related to:
Current year accident losses                   308           407          427
Prior year accident losses                     982         1,215        1,203
--------------------------------------------------------------------------------
Total paid                                   1,290         1,622        1,630
--------------------------------------------------------------------------------
Sales of subsidiaries                       (2,463)            -         (769)
--------------------------------------------------------------------------------
Other adjustments                             (319)         (189)         421
--------------------------------------------------------------------------------
Net unpaid losses and loss expenses,
         December 31                         3,600         6,327        6,471
Reinsurance recoverable                      1,399         2,245        2,290
--------------------------------------------------------------------------------
Gross unpaid losses and loss expenses,
         December 31                      $  4,999        $8,572       $8,761
--------------------------------------------------------------------------------

Other Financial Services. In 1995, we completed the sale of Xerox Financial Services Life Insurance Company and related companies (Xerox Life) for approximately $104 before settlement costs and capital funding of OakRe Life Insurance Company (OakRe), a single-purpose XFSI subsidiary. OakRe assumed responsibility for the Single Premium Deferred Annuity (SPDA) policies issued by Xerox Life's Missouri and California companies via coinsurance agreements. As a result of these coinsurance agreements, at December 31, 1997 and 1996, we have retained on our consolidated balance sheet approximately $1.5 and $2.0 billion, respectively, of investment portfolio assets and reinsurance reserves related to Xerox Life's former SPDA policies. These amounts will decrease through the year 2000 as the SPDA policies are either terminated by the policyholder or renewed and transferred to the buyer.

         In connection with the aforementioned sale, XFSI established a $500 letter of credit and line of credit with a group of banks to support OakRe's coinsurance obligations. This letter of credit expires in 2000, and it is unused and available at December 31, 1997. Upon a drawing under the letter of credit, XFSI has the option to cover the drawing in cash or to draw upon the credit line.

Third Party Financing and Real Estate. During the last seven years, we made substantial progress in disengaging from the Third Party Financing and Real Estate businesses that were discontinued in 1990. During the three years ended December 31, 1997, we received net cash proceeds of $252 ($152 in 1997, $36 in 1996 and $64 in 1995) from the sale of individual assets and from run-off collection activities. The amounts received were consistent with our estimates in the disposal plan and were used primarily to retire debt. The remaining assets primarily represent direct financing leases, many with long-duration contractual maturities and unique tax attributes. Collections in 1998 are expected to be less than we received in 1997.

Total Discontinued Operations. The consolidated financial statements present the Insurance, Other Financial Services and Third Party Financing and Real Estate businesses as discontinued operations. Debt has been assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations, adjusted for subsequent paydowns. Interest expense thereon is


52   X E R O X   C O R P O R A T I O N

                                                                       N O T E S


primarily determined based on our annual average domestic borrowing costs. Assigned interest expense for the discontinued businesses for the years ended December 31, 1997, 1996 and 1995 was $201, $226 and $255, respectively.

         Summarized information of discontinued operations for the three years ended December 31, 1997 follows:

--------------------------------------------------------------------------------
                                            1997          1996         1995
--------------------------------------------------------------------------------
Summary of Operations
Income (loss) before income taxes          $    -        $    -      $(1,025)
Income tax benefits                             -             -          357
Loss on disposal                                -             -         (978)
--------------------------------------------------------------------------------
Net income (loss)                          $    -        $    -      $(1,646)
--------------------------------------------------------------------------------
Balance Sheet Data
Assets
Insurance
Investment, net                            $1,076        $1,846      $ 1,678
--------------------------------------------------------------------------------
Other Financial Services
Investments                                 1,537         1,991        2,508
Other assets, net                             114           111          135
--------------------------------------------------------------------------------
OFS assets                                  1,651         2,102        2,643
--------------------------------------------------------------------------------
Third Party Financing and
         Real Estate
Gross finance receivables                     303           401          472
Unearned income and other                      (5)           49           17
--------------------------------------------------------------------------------
Investment, net                               298           450          489
--------------------------------------------------------------------------------
Investment in discontinued operations      $3,025        $4,398      $ 4,810
--------------------------------------------------------------------------------
Liabilities
OFS policyholders' deposits                $1,523        $1,998      $ 2,528
Other OFS liabilities                           3             3            1
Assigned debt                                 167           273          281
--------------------------------------------------------------------------------
Discontinued operations liabilities        $1,693        $2,274      $ 2,810
--------------------------------------------------------------------------------
Net investment in discontinued
         operations                        $1,332        $2,124      $ 2,000
--------------------------------------------------------------------------------

At December 31, 1997 and 1996, approximately $1.9 billion and $2.5 billion, respectively, of third party indebtedness assigned to the Insurance operations is included in the consolidated balance sheet caption Long-term debt.

         Based on current estimates, we believe that the proceeds received from disposal of the remaining net discontinued assets will be consistent with our net carrying value of these businesses.

9 Debt

Short-Term Debt. Short-term borrowings data at December 31, 1997 and 1996 follow:

--------------------------------------------------------------------------------
                                          Weighted
                                          average
                                          interest
                                          rates at
                                          12/31/97       1997       1996
--------------------------------------------------------------------------------
Notes payable                              4.05%        $1,164     $  762
Foreign commercial paper                   5.83%           629        864
--------------------------------------------------------------------------------
Total short-term debt                                    1,793      1,626
Current maturities of long-term debt                     1,914      1,910
--------------------------------------------------------------------------------
Total                                                   $3,707     $3,536
--------------------------------------------------------------------------------

         Notes payable generally represent foreign currency denominated borrowings of non-U.S. subsidiaries.

Long-Term Debt. A summary of long-term debt by final maturity date at December 31, 1997 and 1996 follows:

--------------------------------------------------------------------------------
                                          Weighted
                                          average
                                          interest
                                          rates at
                                          12/31/97       1997      1996
--------------------------------------------------------------------------------
U.S. Operations
Xerox Corporation (parent company)
Guaranteed ESOP notes due 1998-2004         7.62%       $  434   $  494
Notes due 1997                                 -             -      275
Notes due 1998                              6.67           585        -
Notes due 1999                              5.52           730      454
Notes due 2000                              7.33           600      600
Notes due 2001                              6.85           212      212
Notes due 2002                              8.13           200      225
Notes due 2003                              5.01           147        -
Notes due 2004                              7.15           200      200
Notes due 2006                              7.25            25       50
Notes due 2007                              7.38            25       25
Notes due 2011                              7.01            50      205
Notes due 2016                              7.20           250      250
Notes due 2026                              6.25           350      350
Other debt due 1997-2014                    7.20           126      128
Capital lease obligations                   6.85             3        4
--------------------------------------------------------------------------------
Subtotal                                                 3,937    3,472
--------------------------------------------------------------------------------
Xerox Credit Corporation
Notes due 1997                                 -             -      877
Notes due 1998                              7.42           795      420
Notes due 1999                              8.25           300      300
Notes due 2000                              5.53           201      153
Notes due 2001                              6.04           126      100
Notes due 2002                              2.88           250        -
Notes due 2007                              7.13            25        -
Notes due 2011                              7.68             -      200
Notes due 2012                              7.18           225        -
Floating rate notes due 2048                5.65            60       61
Other notes due 1997 and 2000                  -             4       13
--------------------------------------------------------------------------------
Subtotal                                                 1,986    2,124
--------------------------------------------------------------------------------
Total U.S. operations                                   $5,923   $5,596
--------------------------------------------------------------------------------


                                          X E R O X   C O R P O R A T I O N   53

N O T E S


--------------------------------------------------------------------------------
                                          Weighted
                                          average
                                          interest
                                          rates at
                                          12/31/97           1997        1996
--------------------------------------------------------------------------------
International Operations
Various obligations, payable in:
Canadian dollars due 1997-2007             11.40%         $   124     $   192
Dutch guilders due 1997-2000                5.61               66         108
French francs due 1997-1999                 5.13               21          47
German marks due 1997-1999                  6.33               51         146
Pounds sterling due 1997-2003               8.75              206         257
Swiss francs due 1997-2000                  3.30               35          57
Italian lira due 1997-1998                  7.30              123         113
U.S. dollars due 1997-1999                  6.15              229         133
Other currencies due 1997-2001              7.14              207         274
Capital lease obligations                   7.67                3           -
--------------------------------------------------------------------------------
Total international operations                              1,065       1,327
--------------------------------------------------------------------------------
Other borrowings deemed long-term                           3,872       3,684
Subtotal                                                   10,860      10,607
Less current maturities                                     1,914       1,910
--------------------------------------------------------------------------------
Total long-term debt                                      $ 8,946     $ 8,697
--------------------------------------------------------------------------------

Consolidated Long-Term Debt Maturities. Payments due on long-term debt for the next five years and thereafter follow:

--------------------------------------------------------------------------------
    1998        1999        2000       2001       2002        Thereafter
--------------------------------------------------------------------------------
  $1,914      $1,285      $1,040       $456       $619            $1,674
--------------------------------------------------------------------------------

         These payments do not include amounts relating to domestic commercial paper and foreign bank notes payable, which have been classified as long-term debt under the caption Other borrowings deemed long-term. These borrowings are classified as long-term because we have the intent to refinance them on a long-term basis and the ability to do so under our revolving credit agreement.

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

Lines of Credit. In October 1997, we replaced the then-existing $5 billion revolving credit agreement with a $7 billion revolving credit agreement with a group of banks. This new Revolver, maturing 2002, is also accessible by the following wholly owned subsidiaries: Xerox Credit Corp. (up to a $7 billion limit), and by Xerox Capital (Europe) plc and Xerox Overseas Holdings PLC (up to a $4 billion limit) with our guarantee. Any amounts borrowed under this facility would be at rates based, at the borrower's option, on spreads above certain reference rates such as LIBOR. This agreement is unused and is available to back commercial paper borrowings of our domestic operations, Xerox Capital (Europe) plc and Xerox Overseas Holdings PLC which amounted to $3.8 billion at December 31, 1997. In addition, our foreign subsidiaries had unused committed long-term lines of credit used to back short-term indebtedness that aggregate $0.2 billion in various currencies at prevailing interest rates.

Match Funding of Finance Receivables and Indebtedness. We employ a match funding policy for customer financing assets and related liabilities. Under this policy, which is more fully discussed in the accompanying Financial Review on page 41, the interest and currency characteristics of the indebtedness are, in most cases, matched to the interest and currency characteristics of the finance receivables. At December 31, 1997, these operations had approximately $12.5 billion of net finance receivables, which will service approximately $10.2 billion of assigned short- and long-term debt, including $0.1 billion of debt assigned to discontinued third party financing businesses.

Guarantees. At December 31, 1997, we have guaranteed the borrowings of our ESOP and $2,616 of indebtedness of our foreign subsidiaries.

Interest. Interest paid by us on our short- and long-term debt, including amounts relating to debt assigned to discontinued operations, amounted to $812, $871 and $817 for the years ended December 31, 1997, 1996 and 1995, respectively.

Total Short- and Long-Term Debt. Our total indebtedness, excluding the direct indebtedness of Talegen, at December 31, 1997 and 1996 is reflected in the consolidated balance sheet captions as follows:

--------------------------------------------------------------------------------
                                                       1997         1996
--------------------------------------------------------------------------------
Short-term debt and current portion
         of long-term debt                           $ 3,707      $ 3,536
Long-term debt                                         8,779        8,424
Discontinued operations liabilities -
         policyholders' deposits and other               167          273
--------------------------------------------------------------------------------
Total debt                                           $12,653      $12,233
--------------------------------------------------------------------------------


54   X E R O X   C O R P O R A T I O N

                                                                       N O T E S


         A summary of changes in consolidated indebtedness for the three years ended December 31, 1997 follows:

--------------------------------------------------------------------------------
                                               1997        1996        1995
--------------------------------------------------------------------------------
Increase (decrease) in
         short-term debt, net                $  (276)     $  973      $   94
Proceeds from long-term debt                   1,807       2,998       3,169
Principal payments on long-term debt          (1,632)     (2,989)     (2,497)
--------------------------------------------------------------------------------
Subtotal                                        (101)        982         766
Less change in debt of
    discontinued operations                     (106)         (8)          -
--------------------------------------------------------------------------------
Total change in debt of
    continuing operations                    $     5      $  990      $  766
--------------------------------------------------------------------------------

10 Financial Instruments

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

         We typically enter into simple, unleveraged derivative transactions which, by their nature, have low credit and market risk. Our policies on the use of derivative instruments prescribe an investment-grade counterparty credit floor and at least quarterly monitoring of market risk on a counterparty-by-counterparty basis. We utilize numerous counterparties to ensure that there are no significant concentrations of credit risk with any individual counterparty or groups of counterparties. Based upon our ongoing evaluation of the replacement cost of our derivative transactions and counterparty creditworthiness, we consider the risk of credit default significantly affecting our financial position or results of operations to be remote.

         We employ the use of hedges to reduce the risks that rapidly changing market conditions may have on the underlying transactions. Typically, our currency and interest rate hedging activities are not affected by changes in market conditions, as forward contracts and swaps are arranged and normally held to maturity in order to lock in currency rates and interest rate spreads related to underlying transactions.

         None of our hedging activities involves exchange traded instruments.

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

         More specifically, pay fixed/receive variable interest rate swaps are often used in place of more expensive fixed-rate debt for the purpose of match funding fixed-rate customer contracts.

         Pay variable/receive variable interest rate swaps ("basis swaps") are used to transform variable rate, medium-term debt into commercial paper or local currency LIBOR rate obligations. Pay variable/receive fixed interest rate swaps are used to transform term fixed-rate debt into variable rate obligations. During 1997, three such agreements were cancelled in connection with the early retirement of three medium-term notes. The transactions performed within each of these three categories enable the cost-effective management of interest rate exposures. During 1997, the average notional amount of an interest rate swap agreement was $28.

         At December 31, 1997 and 1996, the total notional amounts of these transactions, based on contract maturity, follow:

--------------------------------------------------------------------------------
                                           1997                 1996
--------------------------------------------------------------------------------
Commercial paper/bank borrowings         $ 1,991              $ 1,822
Medium-term debt                           5,388                4,000
Long-term debt                             4,313                3,444
--------------------------------------------------------------------------------
Total                                    $11,692              $ 9,266
--------------------------------------------------------------------------------


                                          X E R O X   C O R P O R A T I O N   55

N O T E S


   For the three years ended December 31, 1997, no pay fixed/receive variable interest rate swap agreements were terminated prior to maturity.

   The aggregate notional amounts of interest rate swaps by maturity date and type at December 31, 1997 and 1996 follow:



--------------------------------------------------------------------------------------
                                                        1999-      2002-
                                   1997       1998       2001       2016      Total
--------------------------------------------------------------------------------------
1997
Pay fixed/receive variable      $  --      $ 1,136    $ 4,203    $ 2,330    $ 7,669
Pay variable/receive variable      --          320        203          0        523
Pay variable/receive fixed         --          535        982      1,983      3,500
--------------------------------------------------------------------------------------
Total                              --      $ 1,991    $ 5,388    $ 4,313    $11,692
--------------------------------------------------------------------------------------
Memo:
Interest rate paid                 --         6.20%      6.22%      6.03%      6.14%
Interest rate received          $  --         6.18%      5.55%      6.22%      5.90%
--------------------------------------------------------------------------------------
1996
Pay fixed/receive variable      $ 1,224    $   925    $ 3,612    $   419    $ 6,180
Pay variable/receive variable       455          0        332         25        812
Pay variable/receive fixed          143          0        760      1,371      2,274
--------------------------------------------------------------------------------------
Total                           $ 1,822    $   925    $ 4,704    $ 1,815    $ 9,266
--------------------------------------------------------------------------------------
Memo:
Interest rate paid                 6.21%      6.69%      6.48%      5.97%      6.35%
Interest rate received             5.90%      5.37%      5.82%      7.10%      6.04%
--------------------------------------------------------------------------------------


Forward Exchange Contracts. We utilize forward exchange contracts to hedge against the potentially adverse impacts of foreign currency fluctuations on foreign currency denominated receivables and payables; firm foreign currency commitments; and investments in foreign operations. Firm foreign currency commitments generally represent committed purchase orders for foreign-sourced inventory. These contracts generally mature in six months or less. At December 31, 1997 and 1996, we had outstanding forward exchange contracts of $1,977 and $2,259, respectively. Of the outstanding contracts at December 31, 1997, the largest single currency represented was the pound sterling. Contracts denominated in British pounds sterling, U.S. dollars, Brazilian reais, French francs and Canadian dollars accounted for over 75 percent of our forward exchange contracts. On contracts that hedge foreign currency denominated receivables and payables, gains or losses are reported currently in income, and premiums or discounts are amortized to income and included in Other, net in the consolidated statements of income. Gains or losses, as well as premiums or discounts, on contracts that hedge firm commitments are deferred and subsequently recognized as part of the underlying transaction. At December 31, 1997, we had a net deferred loss of $38. Gains or losses on contracts that hedge an investment in a foreign operation are reported currently in the balance sheet as a component of cumulative translation adjustments. The premium or discount on contracts that hedge an investment in a foreign operation are amortized to income and included in Other, net in the consolidated statements of income. During 1997, the average notional amount of a forward exchange contract amounted to $13.

Foreign Currency Swap Agreements. We enter into cross-currency interest rate swap agreements, whereby we issue foreign currency denominated debt and swap the proceeds with a counterparty. In return, we receive and effectively denominate the debt in local currencies. Currency swaps are utilized as hedges of the underlying foreign currency borrowings, and exchange gains or losses are recognized currently in Other, net in the consolidated statements of income. At December 31, 1997, cross-currency interest rate swap agreements with an aggregate notional amount of $1,708 remained outstanding.


56   X E R O X   C O R P O R A T I O N

                                                                       N O T E S


Fair Value of Financial Instruments. The estimated fair values of our financial instruments at December 31, 1997 and 1996 follow:

-------------------------------------------------------------------------
                                       1997                  1996
-------------------------------------------------------------------------

                             Carrying       Fair    Carrying       Fair
                               Amount      Value      Amount      Value
-------------------------------------------------------------------------
Cash                         $     75   $     75    $    104   $    104
Accounts receivable, net        2,145      2,145       2,022      2,022
Short-term debt                 1,793      1,793       1,626      1,626
Long-term debt                 10,860     11,189      10,607     10,766
Interest rate and currency
         swap agreements         --           25        --          (61)
Forward exchange contracts       --          (44)       --           19
-------------------------------------------------------------------------

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

   The fair values for interest rate and cross-currency swap agreements and forward exchange contracts were calculated by us based on market conditions at year-end and supplemented with quotes from brokers. They represent amounts we would receive (pay) to terminate/replace these contracts. We have no present plans to terminate/replace significant portions of these contracts.

11 Employee Benefit Plans

   Retirement Income Guarantee Plan (RIGP).

Approximately 54,000 salaried and union employees participate in the RIGP plans. The RIGP plans are defined benefit plans, which provide employees with the greater of (i) the benefit calculated under a highest average pay and years of service formula, (ii) the benefit calculated under a formula that provides for the accumulation of salary and interest credits during an employee's work life, or (iii) the individual account balance from our prior defined contribution plan (Transitional Retirement Accounts or TRA).

   At December 31, 1997, these domestic plans accounted for approximately 64 percent of our total pension assets and were invested as follows: domestic and international equity securities - 69 percent; fixed-income investments - 30 percent; and real estate - 1 percent. No plan assets are invested in our stock.

   The RIGP plans are in compliance with the minimum funding standards of the Employee Retirement Income Security Act of 1974 (ERISA).

   Pension costs are determined using assumptions as of the beginning of the year, while the funded status is determined using assumptions as of the end of the year. The transition asset and prior service cost are amortized over 15 years. The assumptions used in the accounting for the U.S. defined benefit plans follow:

-------------------------------------------------------------------------
                                               1997     1996    1995
-------------------------------------------------------------------------
Assumed discount rates                         7.25%    7.75%   7.25%
Assumed rates for compensation
         increases                             4.13     4.50    4.25
Expected return on plan assets                 9.50    9.50     9.50
-------------------------------------------------------------------------

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

   We sponsor numerous pension plans for our international operating units in Europe, Canada and Latin America, which generally provide pay- and service-related benefits. Plan benefits are provided through a combination of funded trusteed arrangements or through book reserves. The Xerox Limited pension plan in the United Kingdom is the largest international plan and accounted for approximately 25 percent of our total pension assets at December 31, 1997. It is primarily invested in marketable equity securities.


                                          X E R O X   C O R P O R A T I O N   57

N O T E S


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

   The non-funded plans are the SERPs, the Xerox Canada Limited non-registered pension plan and the Xerox Limited pension plans in Germany and Austria. For tax reasons, these plans are most efficiently and customarily funded on a pay-as-you-go basis.

   A reconciliation of the funded status of our retirement plans to the amounts accrued in our consolidated balance sheets at December 31, 1997 and 1996 follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                                       1997                             1996
-----------------------------------------------------------------------------------------------------------------------------
                                                         Over-   Under-   Non-             Over-   Under-   Non-
                                                        funded   funded  funded    Total   funded  funded  funded     Total
-----------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                         $ 6,354   $  70   $  271   $6,695   $5,549   $  70   $  252   $ 5,871
Effect of projected compensation increases                 526      10       52      588      471      51       48       570
-----------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation (PBO)                       6,880      80      323    7,283    6,020     121      300     6,441
Plan assets at fair value                                7,640      68     --      7,708    6,706      65       --     6,771
-----------------------------------------------------------------------------------------------------------------------------
Excess (deficit) of plan assets over PBO                   760     (12)    (323)     425      686     (56)    (300)      330
Items not yet reflected in the financial statements:
         Unamortized transition obligations (assets)       (87)     (1)       7      (81)    (116)     17       10       (89)
         Unrecognized prior service cost                    27       1        6       34       40      --       (9)       31
         Unrecognized net (gain) loss                     (394)     24       37     (333)    (268)     30       29      (209)
-----------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost recognized in the
         consolidated balance sheets at December 31    $   306   $  12   $ (273)  $   45   $  342   $  (9)  $ (270)  $    63
-----------------------------------------------------------------------------------------------------------------------------

   The components of pension cost for the three years ended December 31, 1997 follow:

----------------------------------------------------------------------------
                                                 1997       1996       1995
----------------------------------------------------------------------------
Defined benefit plans
Service cost                                  $   167    $   164    $   143
----------------------------------------------------------------------------
Interest cost - change in PBO due to:
         Passage of time                          215        201        186
         Net investment income (loss)
                  allocated to TRA accounts       677        586        624
----------------------------------------------------------------------------
                  Subtotal                        892        787        810
----------------------------------------------------------------------------
Net investment income on:
         TRA assets                              (677)      (586)      (624)
         Other plan assets                       (621)      (417)      (372)
----------------------------------------------------------------------------
                  Subtotal                     (1,298)    (1,003)      (996)
----------------------------------------------------------------------------
Net amortization and deferrals                    344        150        120
----------------------------------------------------------------------------
Settlement and curtailment gains                  (31)        (7)       (32)
----------------------------------------------------------------------------
Defined benefit plans -
         net pension cost                          74         91         45
Defined contribution plans -
         pension cost                              23         17         13
Total pension cost                            $    97    $   108    $    58
----------------------------------------------------------------------------

   Plan assets consist of both assets legally allocated to the TRA accounts and other defined benefit plan assets. The combined investment results of the assets are shown, left, in the Net investment income caption. To the extent investment results relate to TRA, such results are credited to these accounts as a component of interest cost. The TRA account assets were $4.3 billion and $4.0 billion at December 31, 1997 and 1996, respectively. Our pension plans' funding surplus tends to be less than that of comparable companies because a substantial portion of plan assets are TRA-related and are equal to TRA-related liabilities.

Other Postretirement Benefits. The primary plan for U.S. salaried employees retiring on or after January 1, 1995 provides retirees an annual allowance that can be used to purchase medical and other benefits. The allowance available to each eligible employee is partially service-related and, for financial accounting purposes, is projected to increase at an


58   X E R O X   C O R P O R A T I O N

                                                                       N O T E S


annual rate of 7.5 percent until it reaches the plan's annual maximum coverage of approximately two times the 1995 level, the transition date to the new plan.

   We also have other postretirement benefit plans that cover employees who retired prior to January 1, 1995 and certain grandfathered employees. These other plans are generally indemnity arrangements that provide varying levels of benefit coverage. The medical inflation assumption for these plans is 7.5 percent in 1997 and declines to 5.25 percent in 2002 and thereafter. A 1 percentage point increase in the medical inflation assumptions would increase the service and interest cost for these plans by $3 and the accumulated postretirement benefit obligation by $47.

   The discount rate used to determine the funded status was 7.25 percent, 7.75 percent and 7.25 percent at December 31, 1997, 1996 and 1995, respectively.

   A reconciliation of the financial status of the plans as of December 31 follows:

---------------------------------------------------------------------------
                                                 1997       1996       1995
---------------------------------------------------------------------------
Accumulated Postretirement
         Benefit Obligation:
                  Retirees                    $   592    $   501    $   506
                  Fully eligible employees        200        183        251
                  Other employees                 237        208        219
---------------------------------------------------------------------------
Total                                           1,029        892        976
Unrecognized net gain                              50        158         42
---------------------------------------------------------------------------
Accrued cost recognized in the
         consolidated balance sheets          $ 1,079    $ 1,050    $ 1,018
---------------------------------------------------------------------------

   The components of postretirement benefit cost for the three years ended December 31, 1997 follow:

---------------------------------------------------------
                                  1997     1996     1995
---------------------------------------------------------
Service cost                       $25      $26      $19
Interest cost                       66       63       70
Net amortization                    (4)      (1)      (4)
Settlement gain                      -        -       (8)
---------------------------------------------------------
Total                              $87      $88      $77
---------------------------------------------------------

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

   Information relating to the ESOP for the three years ended December 31, 1997 follows:

-------------------------------------------------------------------------
                                                 1997     1996     1995
-------------------------------------------------------------------------
CInterest on ESOP Borrowings                      $38      $42      $45
Dividends declared on Convertible
         Preferred Stock                          $57      $58      $59
-------------------------------------------------------------------------
Cash contribution to the ESOP                     $39      $36      $34
-------------------------------------------------------------------------
Compensation expense                              $40      $37      $35
-------------------------------------------------------------------------

     We recognize ESOP costs based on the amount committed to be contributed to the ESOP plus related trustee, finance and other charges.

12 Income Taxes

   The parent company and its domestic subsidiaries file consolidated U.S. income tax returns. Generally, pursuant to tax allocation arrangements, domestic subsidiaries record their tax provisions and make payments to the parent company for taxes due or receive payments from the parent company for tax benefits utilized.

   Income before income taxes from continuing operations for the three years ended December 31, 1997 consi sts of the following:

--------------------------------------------------------------------------
                                           1997         1996        1995
--------------------------------------------------------------------------
Domestic income                          $1,082       $  781      $  747
Foreign income                            1,059        1,163       1,102
--------------------------------------------------------------------------
Income before income taxes               $2,141       $1,944      $1,849
--------------------------------------------------------------------------


                                          X E R O X   C O R P O R A T I O N   59

N O T E S


   Provisions for income taxes from continuing operations for the three years ended December 31, 1997 consist of the following:

---------------------------------------------------------
                                 1997     1996     1995
---------------------------------------------------------
Federal income taxes
         Current               $  253   $  210   $  285
         Deferred                  67       50      (21)
Foreign income taxes
         Current                  168      205      178
         Deferred                 158      166      110
State income taxes
         Current                   69       62       57
         Deferred                  13        7        6
---------------------------------------------------------
Income taxes                   $  728   $  700   $  615
---------------------------------------------------------

   A reconciliation of the U.S. federal statutory income tax rate to the effective income tax rate for continuing operations for the three years ended December 31, 1997 follows:

-------------------------------------------------------------------
                                            1997     1996     1995
-------------------------------------------------------------------
U.S. federal statutory income tax rate     35.0%    35.0%    35.0%
Foreign earnings and dividends
         taxed at different rates          (3.2)      .5      2.2
Goodwill amortization                        .3       .3       .3
Tax-exempt income                           (.8)     (.5)     (.6)
Effect of tax rate changes on deferred
         tax assets and liabilities          --       --     (5.3)
State taxes                                 2.5      2.3      2.2
Change in valuation allowance for
         deferred tax assets                 --     (1.0)     (.8)
Other                                        .2      (.6)      .3
-------------------------------------------------------------------
Effective income tax rate                  34.0%    36.0%    33.3%
-------------------------------------------------------------------

   The 1997 effective tax rate of 34.0 percent is 2.0 percentage points lower than 1996. This lower 1997 rate is primarily attributable to an increase in foreign tax credits, refund of foreign taxes and mix of profits from our worldwide operations.

   The 1996 effective tax rate of 36.0 percent is 2.7 percentage points higher than 1995. The lower 1995 rate was primarily caused by a decrease in Brazilian corporate tax rates, which created a deferred tax benefit. Excluding the 1995 Brazilian deferred tax benefit, the 1996 effective tax rate was 2.6 percentage points lower than 1995. This lower effective tax rate was primarily due to the lower statutory tax rate in Brazil and the mix of profits from our worldwide operations.

   On a consolidated basis, including the effects of discontinued operations, we paid a total of $241, $252 and $182 in income taxes to federal, foreign and state income-taxing authorities in 1997, 1996 and 1995, respectively.

   Total income tax expense (benefit) for the three years ended December 31, 1997 was allocated as follows:

--------------------------------------------------------------------------------
                                               1997         1996         1995
--------------------------------------------------------------------------------
Income taxes on income
         from continuing operations           $ 728        $ 700        $ 615
Tax benefit included in
         minorities' interests*                 (19)          --           --
Discontinued operations                        (166)         (84)        (374)
Common shareholders' equity**                   (57)         (15)         (15)
--------------------------------------------------------------------------------
Total                                         $ 486        $ 601        $ 226
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 * Benefit relates to preferred securities as more fully described in Note 15 on page 61.
** For dividends paid on shares held by the ESOP; cumulative translation adjustments; tax benefit on nonqualified stock options; and unrealized gains and losses on investment securities.
--------------------------------------------------------------------------------

   Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries and other foreign investments carried at equity. The amount of such earnings included in consolidated retained earnings at December 31, 1997 was approximately $4.5 billion. These earnings have been substantially reinvested, and we do not plan to initiate any action that would precipitate the payment of income taxes thereon. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings.

   The tax effects of temporary differences that give rise to significant portions of the deferred taxes at December 31, 1997 and 1996 follow:

-----------------------------------------------------------
                                             1997     1996
-----------------------------------------------------------
Tax effect of future tax deductions
         Depreciation                      $  294   $  397
         Postretirement medical benefits      406      405
         Restructuring reserves                22       70
         Other operating reserves             299      296
         Deferred intercompany profit          60       83
         Allowance for doubtful accounts       95       69
         Deferred compensation                151      138
         Tax credit carryforwards             125      122
         Research and development             256      158
         Other                                133      108
-----------------------------------------------------------
Total                                      $1,841   $1,846
-----------------------------------------------------------
Tax effect of future taxable income
         Installment sales and leases     $(1,282) $(1,287)
         Leverage leases                      (21)     (31)
         Deferred income                     (353)    (205)
         Other                               (192)    (163)
-----------------------------------------------------------
Total                                     $(1,848) $(1,686)
-----------------------------------------------------------

   The above amounts are classified as current or long-term in the consolidated balance sheets in accordance with the asset or liability to which they relate. Current deferred tax assets at December 31, 1997, 1996 and 1995 amounted to $516, $473 and $608, respectively.


60   X E R O X   C O R P O R A T I O N

                                                                       N O T E S


   We conclude that it is more likely than not that the deferred tax assets will be realized in the ordinary course of operations based on scheduling of deferred tax liabilities and income from operating activities.

   At December 31, 1997, we have tax credit carryforwards for federal income tax purposes of $20 available to offset future federal income taxes through 2001 and $105 available to offset future federal income taxes indefinitely.

13 Litigation

   On March 10, 1994, a lawsuit was filed in the United States District Court for the District of Kansas by two independent service organizations (ISOs) in Kansas City and St. Louis and their parent company. Plaintiffs claim damages predominately resulting from the Company's alleged refusal to sell parts for high volume copiers and printers to plaintiffs prior to 1994. The Company's policies and practices with respect to the sale of parts to ISOs were at issue in an antitrust class action in Texas, which was settled by the Company during 1994. Claims for individual lost profits of ISOs who were not named parties, such as the plaintiffs in the Kansas action, were not included in that class action. In their complaint plaintiffs allege monetary damages in the form of lost profits in excess of $10 million (to be trebled) and injunctive relief. In a report prepared pursuant to Rule 26(a)2)B) of the Federal Rules of Civil Procedure, an accountant retained by plaintiffs as an expert indicated that he plans to testify at trial that, allegedly as a result of Xerox' conduct, plaintiffs have lost profits of approximately $75 million. The Company has asserted counterclaims against the plaintiffs alleging patent and copyright infringement, misappropriation of Xerox trade secrets and conversion. On December 11, 1995, the District Court issued a preliminary injunction against the parent company for copyright infringement. On April 8, 1997, the District Court granted partial summary judgment in favor of the Company on plaintiffs' antitrust claims, ruling that the Company's unilateral refusal to sell or license its patented parts cannot give rise to antitrust liability. The Court's ruling did not preclude a finding of antitrust liability based upon other allegations of exclusionary conduct, including the refusal to sell unpatented parts. The District Court also granted summary judgment in favor of the Company on its patent infringement claim, leaving open with respect to patent infringement only the issues of willfulness and the amount of damages, and granted partial summary judgment in favor of the Company with respect to some of its claims of copyright infringement. On September 8, 1997, the United States Court of Appeals for the Federal Circuit denied plaintiffs' petition for permission to appeal the District Court's April 8, 1997 Order. A trial date tentatively has been set for March 9, 1998 for the remaining issues in the case. The Company denies any wrongdoing and intends to vigorously defend the remaining claims and pursue its counterclaims.

14 Common Stock Split

   At our annual meeting on May 16, 1996, shareholders approved an increase in the number of authorized shares of common stock, from 350 million to 1.05 billion, to effect a three-for-one stock split. The effective date of the stock split was June 6 for shareholders of record as of May 23. Shareholders' equity has been restated to give retroactive recognition to the stock split in prior periods by reclassifying from additional paid-in capital to common stock the par value of the additional shares arising from the split. In addition, all references in the financial statements to number of shares and per share amounts have been restated.

15 Preferred Securities

   We have 22 million authorized shares of cumulative preferred stock, $1 par value. Outstanding preferred stock at December 31, 1997 and 1996 follows (shares in thousands):

----------------------------------------------------------------
                                    1997             1996
----------------------------------------------------------------
                               Shares   Amount   Shares  Amount
----------------------------------------------------------------
Convertible
         Preferred Stock        9,013     $705    9,212    $721
----------------------------------------------------------------


Convertible Preferred Stock. As more fully described in Note 11 on page 57, we sold, for $785, 10 million shares of our Series B Convertible Preferred Stock (ESOP shares) in 1989 in connection with the establishment of our ESOP. As employees with vested ESOP shares leave the Company, these shares are redeemed by us. We have the option to settle such redemptions with either shares of common stock or cash.


                                          X E R O X   C O R P O R A T I O N   61

N O T E S


Preferred Stock Purchase Rights. We have a shareholder rights plan designed to deter coercive or unfair takeover tactics and to prevent a person or persons from gaining control of us without offering a fair price to all shareholders.

   Under the terms of the plan, one preferred stock purchase right (Right) accompanies each share of outstanding common stock. Each Right entitles the holder to purchase from us one three-hundredth of a new series of preferred stock at an exercise price of $250.

   Within the time limits and under the circumstances specified in the plan, the Rights entitle the holder to acquire either our common stock, the surviving company in a business combination, or the purchaser of our assets, having a value of two times the exercise price.

   The Rights may be redeemed prior to becoming exercisable by action of the Board of Directors at a redemption price of $.01 per Right. The Rights expire in April 2007.

   The Rights are non-voting and, until they become exercisable, have no dilutive effect on the earnings per share or book value per share of our common stock.

Deferred Preferred Stock. In October 1996, a subsidiary of ours issued 2 million deferred preferred shares for Canadian (Cdn.) $50 million. The U.S. dollar value was $37 and is included in Minorities' interests in equity of subsidiaries in the consolidated balance sheet. These shares are mandatorily redeemable on February 28, 2006 for Cdn. $90 million. The difference between the redemption amount and the proceeds from the issue is being amortized, through the redemption date, to minorities' interests in earnings of subsidiaries in the consolidated statements of income. We have guaranteed the redemption value.

Company-obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely subordinated debentures of the Company. On January 29, 1997, a trust sponsored and wholly owned by the Company issued $650 aggregate liquidation amount preferred securities (the "Original Preferred Securities") to investors and 20,103 shares of common securities to the Company, the proceeds of which were invested by the trust in $670.1 aggregate principal amount of the Company's newly issued 8 percent Junior Subordinated Debentures due 2027 ("the Original Debentures"). On June 13, 1997, pursuant to a registration statement filed by the Company and the trust with the Securities and Exchange Commission, Original Preferred Securities with an aggregate liquidation preference amount of $644.2 and Original Debentures with a principal amount of $644.2 were exchanged for a like amount of preferred securities (together with the Original Preferred Securities, the "Preferred Securities") and 8 percent Junior Subordinated Debentures due 2027 (together with the Original Debentures, the "Debentures") which were registered under the Securities Act of 1993. The Debentures represent all of the assets of the trust. The proceeds from the issuance of the Original Debentures were used by the Company for general corporate purposes. The Debentures and related income statement effects are eliminated in the Company's consolidated financial statements.

   The Preferred Securities accrue and pay cash distributions semi-annually at a rate of 8 percent per annum of the stated liquidation amount of $1,000 per Preferred Security. The Company has guaranteed (the "Guarantee"), on a subordinated basis, distributions and other payments due on the Preferred Securities. The Guarantee and the Company's obligations under the Debentures and in the indenture pursuant to which the Debentures were issued and the Company's obligations under the Amended and Restated Declaration of Trust governing the trust, taken together, provide a full and unconditional guarantee of amounts due on the Preferred Securities.

   The Preferred Securities are mandatorily redeemable upon the maturity of the Debentures on February 1, 2027, or earlier to the extent of any redemption by the Company of any Debentures. The redemption price in either such case will be $1,000 per share plus accrued and unpaid distributions to the date fixed for redemption.

62   X E R O X   C O R P O R A T I O N

                                                                       N O T E S


16 Common Shareholders' Equity

   The components of common shareholders' equity and the changes therein for the three years ended December 31, 1997 follow:

------------------------------------------------------------------------------------------------------------------------------
                                                                                                Net
                                                                                         Unrealized
                                                                                               Gain
                                            Common      Common  Additional                (Loss) on  Translation  Treasury
                                             Stock       Stock     Paid-In    Retained   Investment      Adjust-     Stock
(Shares in thousands)                       Shares      Amount     Capital    Earnings   Securities        ments    Shares
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994               317,979    $    321    $  1,192    $  3,197    $   (433)   $   (100)       --
Stock option, incentive plans and other      4,962           6         114         (11)
Xerox Canada Inc. exchangeable stock         1,365
Convertible securities                         723                      28
Net loss                                                                          (472)
Net loss during stub period                                                        (21)
Cash dividends declared
         Common stock ($1.00 per share)                                           (327)
         Preferred stock                                                           (62)
Tax benefits on ESOP dividends                                                      17
Net unrealized gain on
         investment securities                                                                 432
Translation adjustments -
         net of minority shareholders'
         interests of $17                                                                                   (3)
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995               325,029         327       1,334       2,321          (1)       (103)       --
Purchase of treasury stock                                                                                           (6,493)
Stock option, incentive plans and other        596                     (23)        (15)                               2,428
Xerox Canada Inc. exchangeable stock           103                                                                    1,347
Convertible securities                         174                      10                                              497
Net income                                                                       1,206
Cash dividends declared
         Common stock ($1.16 per share)                                           (379)
         Preferred stock                                                           (59)
Tax benefits on ESOP dividends                                                      16
Translation adjustments -
         net of minority shareholders'
          interests of ($24)                                                                              (138)
Premiums from sale of put options                                       11
Tax benefits on stock options                                           21
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996               325,902         327       1,353       3,090          (1)       (241)     (2,221)
Purchase of treasury stock                                                                                          (1,987)
Stock option, incentive plans and other        180                    (117)        (29)                              3,648
Xerox Canada Inc. exchangeable stock            58                                                                      63
Convertible securities                         101                       9                                             497
Net income                                                                       1,452
Net income during stub period                                                        8
Cash dividends declared
         Common stock ($1.28 per share)                                           (418)
         Preferred stock                                                           (57)
Tax benefits on ESOP dividends                                                      14
Translation adjustments -
         net of minority shareholders'
         interests of ($44)                                                                               (463)
Premiums from sale of put options                                      13
Tax benefits on stock options                                          45
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997               326,241    $    327    $  1,303    $  4,060    $     (1)       (704)          0
------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------
                                              Treasury
                                                 Stock
(Shares in thousands)                           Amount   Total
-----------------------------------------------------------------
Balance at December 31, 1994                     --     4,177
Stock option, incentive plans and other                   109
Xerox Canada Inc. exchangeable stock
Convertible securities                                    28
Net loss                                                (472)
Net loss during stub period                              (21)
Cash dividends declared
         Common stock ($1.00 per share)                 (327)
         Preferred stock                                 (62)
Tax benefits on ESOP dividends                            17
Net unrealized gain on
         investment securities                           432
Translation adjustments -
         net of minority shareholders'
         interests of $17                                 (3)
-----------------------------------------------------------------
Balance at December 31, 1995                    --     3,878
Purchase of treasury stock                     (306)    (306)
Stock option, incentive plans and other         122       84
Xerox Canada Inc. exchangeable stock
Convertible securities                           23       33
Net income                                             1,206
Cash dividends declared
         Common stock ($1.12 per share)                 (379)
         Preferred stock                                 (59)
Tax benefits on ESOP dividends                            16
Translation adjustments -
         net of minority shareholders'

          interests of ($24)                            (138)
Premiums from sale of put options                         11
Tax benefits on stock options                             21
-----------------------------------------------------------------
Balance at December 31, 1996                   (161)   4,367
Purchase of treasury stock                     (116)    (116)
Stock option, incentive plans and other         245       99
Xerox Canada Inc. exchangeable stock
Convertible securities                           32       41
Net income                                             1,452
Net income during stub period                              8
Cash dividends declared
         Common stock ($1.28 per share)                 (418)
         Preferred stock                                 (57)
Tax benefits on ESOP dividends                            14
Translation adjustments -
         net of minority shareholders'
         interests of ($44)                             (463)
Premiums from sale of put options                         13
Tax benefits on stock options                             45
-----------------------------------------------------------------
Balance at December 31, 1997                    $  0  $4,985
-----------------------------------------------------------------


                                          X E R O X   C O R P O R A T I O N   63

N O T E S


Common Stock. We have 1.05 billion authorized shares of common stock, $1 par value. At December 31, 1997 and 1996, 20.7 and 20.9 million shares, respectively, were reserved for issuance under our incentive compensation plans. In addition, at December 31, 1997, 2.6 million common shares were reserved for the conversion of $53 of convertible debt and 27.0 million common shares were reserved for conversion of ESOP-related Convertible Preferred Stock.

Treasury Stock. The Board of Directors has authorized us to repurchase up to $1 billion of our common stock. The stock will be repurchased from time to time on the open market depending on market conditions. During 1997, we repurchased 2.0 million shares for $116. Common shares issued for stock option exercises, conversion of convertible securities and other exchanges were partially satisfied by reissuances of treasury shares. In the second quarter of 1997, the repurchase program was suspended in connection with the acquisition of the remaining interest in Xerox Limited.

Put Options. In connection with the share repurchase program, during 1997 and 1996, we sold 4.0 million and 2.8 million put options, respectively, that entitle the holder to sell one share of our common stock to us at a specified price. These put options are exercisable only at maturity and can be settled in cash at our option. The put options had original maturities ranging from six months to two years.

   At December 31, 1997, 4.0 million put options remain outstanding with a weighted average strike price of $54.32 per share.

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

   At December 31, 1997 and 1996, 4.3 and 7.7 million shares, respectively, were available for grant of options or rights. The following table provides information relating to the status of, and changes in, options granted:

------------------------------------------------------------------------------------------
Employee Stock Options               1997                1996                1995
------------------------------------------------------------------------------------------
                                        Average              Average              Average
                                Stock    Option     Stock     Option     Stock     Option
(Options in thousands)        Options     Price   Options      Price   Options      Price
------------------------------------------------------------------------------------------
Outstanding at January 1      11,103    $    37    10,794    $    33     9,726    $    28
Granted                        6,101         68     3,688         43     5,508         37
Canceled                        (150)        49      (365)        38      (228)        34
Exercised                     (3,487)        34    (2,939)        31    (4,092)        26
Surrendered for SARs              --         --       (75)        15      (120)        16
Outstanding at December 31    13,567         52    11,103         37    10,794         33
------------------------------------------------------------------------------------------
Exercisable at end of year     4,425                4,444                3,585
------------------------------------------------------------------------------------------

   Options outstanding and exercisable at December 31, 1997 are as follows:

-----------------------------------------------------------------------------------------------------------------------
Thousands except per share data   Options Outstanding                                  Options Exercisable
-----------------------------------------------------------------------------------------------------------------------
                                                   Weighted
Range of                                  Average Remaining     Weighted Average       Number   Weighted Average
Exercise Prices      Number Outstanding    Contractual Life       Exercise Price  Exercisable     Exercise Price
-----------------------------------------------------------------------------------------------------------------------
$26.35  to $44.50                 7,360                4.08               $38.59        4,379             $36.38
 46.50  to  64.31                 3,084                6.96                61.34           46              48.62
 69.63  to  84.53                 3,123                7.78                73.34           -                -
-----------------------------------------------------------------------------------------------------------------------
$26.35  to $84.53                13,567                5.59               $51.76        4,425             $36.50
-----------------------------------------------------------------------------------------------------------------------


64   X E R O X   C O R P O R A T I O N

                                                                       N O T E S


   We do not recognize compensation expense relating to employee stock options because the exercise price of the option equals the fair value of the stock on the date of grant. If we had determined the compensation based on the fair value of the options on the date of grant in accordance with SFAS No. 123, the pro forma net income and earnings per share would be as follows:

--------------------------------------------------------------------------
                                                      1997           1996
--------------------------------------------------------------------------
Net income - as reported                         $   1,452      $   1,206
Net income - pro forma                               1,429          1,189
Basic Earnings per share - as reported                4.31           3.55
Basic Earnings per share - pro forma                  4.24           3.50
Diluted Earnings per share - as reported              4.04           3.32
Diluted Earnings per share - pro forma                3.98           3.27
--------------------------------------------------------------------------

   The effects of applying SFAS No. 123 in this pro forma disclosure are not necessarily indicative of future amounts.

   As reflected in the pro forma amounts in the table above, the fair value of each option granted in 1997 and 1996 was $18.06 and $10.50, respectively. The fair value of each option granted was estimated on the date of grant using the modified Black-Scholes option pricing model using the following weighted average assumptions:

-----------------------------------------------------------------------------
                                                      1997            1996
-----------------------------------------------------------------------------
Risk-free interest rate                                6.1%            5.7%
Expected life in years                                 5.0             5.5
Expected volatility                                   23.5%           22.0%
Expected dividend yield                                1.9%            2.6%
-----------------------------------------------------------------------------


17 Summarized Financial
   Information of Xerox Overseas

Xerox Overseas Holdings PLC ("Xerox Overseas"), which was formed in November 1996, is the majority shareholder of Xerox Limited and also owns 100 percent of those companies of Rank Group which were acquired in June 1997. The following table presents combined financial information of Xerox Overseas and its subsidiaries as if Xerox Overseas owned those subsidiaries since January 1, 1995.

--------------------------------------------------------------------------------
Years Ended December 31,                                1997     1996     1995
--------------------------------------------------------------------------------
Income Statement Information:
Total Revenues                                        $5,634   $5,630   $5,749
Income Before Income Taxes, Equity
  Income and Minorities' Interests                       386      561      777
Equity in Net Income of Unconsolidated Affiliates        144      135       15
Minorities' Interests in Earnings
  of Subsidiaries                                          8        7        3
Net Income                                               393      502      563
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                          1997            1996
--------------------------------------------------------------------------------
Balance Sheet Information:
Total Current Assets                                    $3,081          $3,120
Total Current Liabilities                                4,846           3,092
Total Non Current Assets                                 5,426           4,535
Total Non Current Liabilities                              955           1,132
Minorities' Interests in Equity of Subsidiaries             24              21
--------------------------------------------------------------------------------

18 Earnings per Share

   A reconciliation of the numerators and denominators of the basic and diluted EPS calculation follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                    1997                           1996                         1995
------------------------------------------------------------------------------------------------------------------------------------
                                              Income     Shares      Per    Income    Shares      Per    Income     Shares      Per
                                             (Numer-    (Denom-    Share   (Numer-   (Denom-    Share   (Numer-    (Denom-    Share
                                               ator)    inator)   Amount     ator)   inator)   Amount     ator)    inator)   Amount
------------------------------------------------------------------------------------------------------------------------------------
Basic EPS
     Income from continuing operations      $ 1,452                       $ 1,206                       $ 1,174
     Accrued dividends on preferred stock       (44)                          (44)                          (45)
Basic EPS                                     1,408    326,686   $ 4.31     1,162    327,194   $ 3.55     1,129    326,014   $ 3.46
------------------------------------------------------------------------------------------------------------------------------------
Diluted EPS
      Stock options and other incentives                 3,964                         5,321                         5,615
      ESOP Adjustment*                           44     27,342                 40     27,981                 33     28,663
      Convertible debt, net of tax                3      2,644                  3      2,644                  4      2,644
Diluted EPS                                 $ 1,455    360,636   $ 4.04   $ 1,205    363,140   $ 3.32   $ 1,166    362,996   $ 3.21
------------------------------------------------------------------------------------------------------------------------------------
Note: Recalculation of per share amounts may be off by $0.01 in certain instances due to rounding.
* ESOP Adjustment includes preferred stock dividends, ESOP expense adjustment and related tax benefit.
------------------------------------------------------------------------------------------------------------------------------------


                                          X E R O X   C O R P O R A T I O N   65

N O T E S


Quarterly Results of Operations
(Unaudited)

----------------------------------------------------------------------------------------------------------------------------
                                                                         First     Second      Third     Fourth       Full
In millions, except per share data                                     Quarter    Quarter    Quarter    Quarter       Year
----------------------------------------------------------------------------------------------------------------------------
1997
Revenues                                                              $  4,022      4,356   $  4,376   $  5,412   $ 18,166
Costs and Expenses                                                       3,594      3,859      3,926      4,646     16,025
----------------------------------------------------------------------------------------------------------------------------
Income before Income Taxes, Equity Income and Minorities' Interests        428        497        450        766      2,141
Income Taxes                                                               150        175        153        250        728
Equity in New Income of Unconsolidated Affiliates                           22         46         37         22        127
Minorities' Interests in Earnings of Subsidiaries                           30         31         14         13         88
----------------------------------------------------------------------------------------------------------------------------
Net Income                                                            $    270   $    337   $    320   $    525   $  1,452
----------------------------------------------------------------------------------------------------------------------------
Basic Earnings per Share
         Income available for common shareholders                     $    259   $    326   $    309   $    515   $  1,409
         Average shares outstanding (thousands)                        325,771    326,001    327,145    327,815    326,686
Basic Earnings per Share                                              $   0.79   $   1.01      $0.94   $   1.57   $   4.31
----------------------------------------------------------------------------------------------------------------------------
Diluted Earnings per Share
         Income available for common shareholders                     $    271   $    338   $    320   $    526   $  1,455
         Average shares outstanding (thousands)                        361,773    359,750    361,140    361,766    360,636
Diluted Earnings per Share                                            $   0.75   $   0.94   $   0.89   $   1.46   $   4.04
----------------------------------------------------------------------------------------------------------------------------

1996
Revenues                                                                $3,928   $  4,217   $  4,158   $  5,075   $ 17,378
Costs and Expenses                                                       3,544      3,758      3,775      4,357     15,434
----------------------------------------------------------------------------------------------------------------------------
Income before Income Taxes, Equity Income and Minorities' Interests        384        459        383        718      1,944
Income Taxes                                                               139        164        138        259        700
Equity in New Income of Unconsolidated Affiliates                           20         42         30         31        123
Minorities' Interests in Earnings of Subsidiaries                           28         44         25         64        161
----------------------------------------------------------------------------------------------------------------------------
Net Income                                                            $    237   $    293   $    250   $    426   $  1,206
----------------------------------------------------------------------------------------------------------------------------
Basic Earnings per Share
         Income available for common shareholders                     $    225   $    283   $    240   $    415   $  1,163
         Average shares outstanding (thousands)                        328,291    327,062    327,458    326,926    327,194
Basic Earnings per Share                                              $   0.69   $   0.86   $   0.73   $   1.27   $   3.55
----------------------------------------------------------------------------------------------------------------------------
Diluted Earnings per Share
         Income available for common shareholders                     $    236   $    293   $    251   $    426   $  1,206
         Average shares outstanding (thousands)                        363,890    362,968    363,543    362,872    363,140
Diluted Earnings per Share                                            $   0.65   $   0.81   $   0.68   $   1.18   $   3.32
----------------------------------------------------------------------------------------------------------------------------
Note: Recalculation of earnings per share amounts may be off by $0.01 in certain instances due to rounding.
----------------------------------------------------------------------------------------------------------------------------


66   X E R O X   C O R P O R A T I O N

                                                                       N O T E S


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


/s/ Paul A. Allaire            /s/ Barry D. Romeril
Paul A. Allaire                Barry D. Romeril
Chairman of the Board and      Executive Vice President and
Chief Executive Officer        Chief Financial Officer

Report of Independent Auditors
To the Board of Directors and Shareholders of Xerox Corporation:

We have audited the consolidated balance sheets of Xerox Corporation and consolidated subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements appearing on pages 30, 38, 42 and 46-65 present fairly, in all material respects, the financial position of Xerox Corporation and consolidated subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP
KPMG Peat Marwick LLP
Stamford, Connecticut
January 23, 1998


                                          X E R O X   C O R P O R A T I O N   67

N O T E S


Eleven Years in Review

-----------------------------------------------------------------------------------------------------------------------------
(Dollars in millions, except per-share data)               1997        1996        1995        1994        1993        1992
-----------------------------------------------------------------------------------------------------------------------------
Per-Share Data
Earnings (loss) from continuing operations
         Basic                                         $   4.31    $   3.55    $   3.46    $   2.27    $  (0.83)   $   1.74
         Diluted                                           4.04        3.32        3.21        2.15       (0.83)       1.53
Dividends declared                                         1.28        1.16        1.00        1.00        1.00        1.00
-----------------------------------------------------------------------------------------------------------------------------
Operations
Revenues                                               $ 18,166    $ 17,378    $ 16,588    $ 15,084    $ 14,229    $ 14,298
Research and development expenses                         1,079       1,044         949         895         883         922
Income (loss) from continuing operations                  1,452       1,206       1,174         794        (193)        562
Net income (loss)                                         1,452       1,206        (472)        794        (126)     (1,020)
-----------------------------------------------------------------------------------------------------------------------------
Financial Position
Accounts and finance receivables, net                  $ 14,498    $ 13,394    $ 12,389    $ 11,759    $ 10,565    $ 10,250
Inventories                                               2,792       2,676       2,656       2,294       2,162       2,257
Land, buildings and equipment, net                        2,377       2,256       2,105       2,108       2,219       2,150
Investment in discontinued operations                     3,025       4,398       4,810       7,904       8,841       8,652
Total assets                                             27,732      26,818      26,008      27,278      26,999      25,792
Consolidated capitalization
         Short-term debt                                  3,707       3,536       3,274       3,159       2,698       2,533
         Long-term debt                                   8,946       8,697       8,148       7,355       7,386       8,105
         Total debt                                      12,653      12,233      11,422      10,514      10,084      10,638
         Deferred ESOP benefits                            (434)       (494)       (547)       (596)       (641)       (681)
         Minorities' interests in equity of
                  subsidiaries                              127         843         755       1,021         844         885
         Company-obligated, mandatorily redeemable
                  preferred securities of subsidiary
                  trust holding solely subordinated
                  debentures of the Company                 637        --          --          --          --          --
     Preferred stock                                        705         721         763         832       1,066       1,072
         Common shareholders' equity                      4,985       4,367       3,878       4,177       3,972       3,875
         Total capitalization                            18,673      17,670      16,271      15,948      15,325      15,789
-----------------------------------------------------------------------------------------------------------------------------
Selected Data and Ratios
Common shareholders of record at year-end                54,689      55,908      54,262      56,414      65,820      68,877
Book value per common share 1                          $  15.21    $  13.42    $  11.83    $  12.95    $  12.56    $  13.40
Year-end common stock market price                     $  73.88    $  52.63    $  45.67    $  33.00    $  29.38    $  26.42
Employees at year-end                                    91,400      86,700      85,900      87,600      97,000      99,300
Working capital                                        $  3,068    $  2,948      $2,843      $2,411    $  2,357    $  2,578
Current ratio                                               1.4         1.4         1.4         1.4         1.4         1.5
Additions to land, buildings and equipment             $    520    $    510    $    438    $    389    $    470    $    582
Depreciation on land, buildings and equipment          $    400    $    372    $    376    $    446    $    437    $    418
-----------------------------------------------------------------------------------------------------------------------------
*  Data that conform with the 1997 basis of presentation were not available.

1  Book value per common share is computed by dividing common shareholders' equity by outstanding common shares plus common shares reserved for the conversion of the Xerox Canada Inc. Exchangeable Class B Stock.
-----------------------------------------------------------------------------------------------------------------------------


68   X E R O X   C O R P O R A T I O N

                                                                       N O T E S



--------------------------------------------------------------------------
                  1991         1990         1989         1988        1987
--------------------------------------------------------------------------


               $  1.25      $  1.81      $  1.47      $  0.38     $  1.03
                  1.23         1.74         1.45         0.38        1.02
                  1.00         1.00         1.00         1.00        1.00
--------------------------------------------------------------------------

               $13,438      $13,210      $12,095      $11,354     $10,537
                   890          848          809          794         722
                   436          599          488          148         353
                   454          243          704          388         578
--------------------------------------------------------------------------

               $ 8,952      $ 8,016      $ 7,272      $ 6,109     $ 4,948
                 2,091        2,148        2,413        2,558       2,286
                 1,950        1,851        1,781        1,803       1,639
                 9,164        9,695            *            *         *
                24,342       24,116            *            *         *

                 2,038        1,828        1,482        1,174         *
                 7,825        8,726        9,247        6,675         *
                 9,863       10,554       10,729        7,849       5,771
                  (720)        (756)        (785)        --          --
                   818          832          715          806         655


                  --           --           --           --          --
                 1,078        1,081        1,081          296         442
                 5,140        5,051        5,035        5,371       5,105
                16,179       16,762       16,775       14,322      11,973
--------------------------------------------------------------------------

                71,213       74,994       78,876       84,864      86,388
               $ 18.14      $ 17.91      $ 17.86      $ 17.41     $ 17.00
               $ 22.83      $ 11.83      $ 19.08      $ 19.46     $ 18.88
               100,900       99,000       99,000      100,000      99,200
               $ 2,282      $ 2,537           *            *            *
                   1.5          1.6           *            *            *
               $   467      $   405      $   390      $   418     $   347
               $   397      $   372      $   370      $   369     $   320
--------------------------------------------------------------------------

Consecutive Dividends Paid to Shareholders

The Company's Board of Directors, at a special meeting held January 22, 1998, declared a 13 percent increase in the Xerox common stock dividend to $.36 per share effective April 1, 1998. Xerox has declared dividends to its shareholders for 69 consecutive years and has paid consecutive quarterly dividends since 1948.

   At its February 2, 1998 meeting, the Company's Board of Directors declared the regular quarterly $1.5625 per share dividend on the Company's preferred stock. The Series B Convertible Preferred stock was issued in July 1989 in connection with the formation of a Xerox Employee Stock Ownership Plan.

   Both the common and preferred stock dividends are payable April 1 to shareholders of record March 6.

Xerox Common Stock Prices and Dividends

-------------------------------------------------------------------
New York Stock Exchange            First    Second   Third   Fourth
Composite Prices                 Quarter   Quarter Quarter  Quarter
-------------------------------------------------------------------
1997      High                   $ 63.25  $ 79.38  $85.13    $88.00
          Low                      51.50    54.75    72.69    68.00
          Dividends Paid             .29      .32      .32      .32
-------------------------------------------------------------------
1996      High                   $ 47.33  $ 54.75  $ 58.25   $57.13
          Low                      39.79    42.08    46.25    44.63
          Dividends Paid             .25      .29      .29      .29
-------------------------------------------------------------------

   During 1997, Xerox common stock reached an all-time high of $88.00 on October 22 and closed at $73.88 on December 31.

Stock Listed and Traded

Xerox common stock (XRX) is listed on the New York Stock Exchange and the Chicago Stock Exchange. It is also traded on the Boston, Cincinnati, Pacific Coast, Philadelphia, London and Switzerland exchanges.

Notes and Debentures
9 3/4% Notes Due 2000

Trustee:

First Trust of New York, N.A.
100 Wall Street
16th Floor
New York, NY 10005
212 361-2500

Registrar and Paying Agent:
The First National Bank of Boston
P.O. Box 8038
Boston, MA 02266-8038
800 828-6396

8 1/8% Notes Due 2002
7.15% Notes Due 2004

Trustee:
Citibank, N.A.
Corp. Trust Services
111 Wall Street
New York, NY 10043
800 422-2066

Registrar and Paying Agent:
The First National Bank of Boston
P.O. Box 8038
Boston, MA 02266-8038
800 828-6396


                                          X E R O X   C O R P O R A T I O N   69