Form 10-K, Exhibit 13
period 1998-12-31
XEROX CORP
filed 1999-03-22
CIK 108772

Results of Operations and Financial Condition

Summary of Total Company Results

Document Processing revenues, which grew 8 percent on a pre-currency basis to $19.4 billion in 1998, were affected by some weaker economies. Excluding Brazil and Russia, precurrency revenues grew 10 percent. Total pre-currency revenue growth was driven by 12 percent growth in equipment sales and 25 percent growth in document outsourcing (excluding equipment accounted for as sales). The strong equipment sales growth was the direct result of our investments in sales coverage and excellent customer acceptance of our expanding portfolio of new digital products. Revenues increased 7 percent on a pre-currency basis to $18.1 billion in 1997 and 6 percent on a pre-currency basis to $17.4 billion in 1996.

   The following table summarizes net income and diluted earnings per share
(EPS):

-------------------------------------------------------------------
  (In millions, except per-share data)    1998       1997      1996
-------------------------------------------------------------------
  Document Processing before
    restructuring charge                $1,692     $1,452    $1,206
  Restructuring Charge                  (1,107)         -         -
-------------------------------------------------------------------
  Continuing operations                    585      1,452     1,206
  Discontinued operations                 (190)         -         -
-------------------------------------------------------------------
  Net income                            $  395     $1,452    $1,206
-------------------------------------------------------------------
  EPS
  Document Processing before
    restructuring charge                $ 2.33     $ 2.02    $ 1.66
  Restructuring charge                   (1.53)         -         -
-------------------------------------------------------------------
  Continuing operations                   0.80       2.02      1.66
  Discontinued operations                (0.28)         -         -
-------------------------------------------------------------------
  Diluted EPS                           $ 0.52     $ 2.02    $ 1.66
-------------------------------------------------------------------

Income from continuing operations increased 17 percent in 1998, excluding the impact of a $1,107 million after-tax restructuring charge, and 20 percent in 1997.

   Diluted earnings per share from continuing operations increased 16 percent in 1998, excluding the restructuring charge, and 22 percent in 1997. Earnings per share have been adjusted to reflect the 2-for-1 stock split to shareholders of record on February 4, 1999.

   A quarterly analytical summary for 1998 is shown on page 28 and quarterly results of operations for 1998 and 1997 are shown on page 62.

   Since 1995, the results of our Insurance operations have been accounted for as discontinued operations. Discontinued operations results for 1997 and 1996 were charged to previously established reserves and did not affect reported net income. For 1998, results include a $190 million after-tax charge in connection with the final disposition of the insurance businesses.

              [The following data was represented by a bar chart]

                              Earnings per Share*
                                 (dollars)

                         96        $1.66
                         97        $2.02
                         98        $2.33

              * Document processing before restructuring charge.

Document Processing
Pre-Currency Growth
To understand the trends in the business, we believe that it is helpful to adjust revenue and expense growth (except for ratios) to exclude the impact of changes in the translation of foreign currencies into U.S. dollars. We refer to this adjusted growth as "pre-currency growth."

   A substantial portion of our consolidated revenues is derived from operations outside of the United States where the U.S. dollar is not the functional currency. When compared with the average of the major European currencies on a revenue-weighted basis, the U.S. dollar was approximately 1 percent stronger in 1998, 8 percent stronger in 1997, and 2 percent stronger in 1996. As a result, foreign currency translation unfavorably impacted revenue growth by approximately 1 percentage point in 1998, 3 percentage points in 1997 and 1 percentage point in 1996.

   We do not hedge the translation effect of revenues denominated in currencies where the local currency is the functional currency.

Revenues by Product Category
For the major product categories, the pre-currency revenue growth rates were:

-----------------------------------------------------------------------
                                                Pre-Currency Growth
-----------------------------------------------------------------------
                                           1998        1997        1996
-----------------------------------------------------------------------
  Total Revenues                              8%          7%          6%
-----------------------------------------------------------------------
  Digital products                           36          25          23
  Light-lens copiers                        (11)         (2)         (1)
  Paper and other products                    1           3          --
-----------------------------------------------------------------------

22       XEROX CORPORATION

                                                                FINANCIAL REVIEW

Consolidated Statements of Income



-----------------------------------------------------------------------------------------------------------------------------
Year ended December 31 (in millions, except per-share data)                          1998             1997               1996
-----------------------------------------------------------------------------------------------------------------------------
REVENUES
Sales                                                                             $10,752          $ 9,881           $  9,256

Service and rentals                                                                 7,626            7,257              7,107

Finance income                                                                      1,071            1,006              1,015

-----------------------------------------------------------------------------------------------------------------------------
Total Revenues                                                                     19,449           18,144             17,378
-----------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES

Cost of sales                                                                       5,724            5,330              5,126

Cost of service and rentals                                                         4,140            3,778              3,597

Inventory charges                                                                     113                -                  -

Equipment financing interest                                                          570              520                513

Research and development expenses                                                   1,043            1,065              1,044

Selling, administrative and general expenses                                        5,320            5,212              5,074

Restructuring charge and asset impairments                                          1,531                -                  -

Gain on affiliates' sales of stock, net                                                 -                -                (11)

Other, net                                                                            245               98                 91
-----------------------------------------------------------------------------------------------------------------------------
Total Costs and Expenses                                                           18,686           16,003             15,434
-----------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES, EQUITY INCOME AND MINORITIES' INTERESTS                   763            2,141              1,944
Income taxes                                                                          207              728                700

Equity in net income of unconsolidated affiliates                                      74              127                123

Minorities' interests in earnings of subsidiaries                                      45               88                161
-----------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                                     585            1,452              1,206

Discontinued operations                                                              (190)               -                  -
-----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                        $   395          $ 1,452           $  1,206
-----------------------------------------------------------------------------------------------------------------------------

Basic Earnings (Loss) per Share

Continuing operations                                                             $  0.82          $  2.16           $   1.78

Discontinued operations                                                             (0.29)               -                  -
-----------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE                                                          $  0.53          $  2.16           $   1.78
-----------------------------------------------------------------------------------------------------------------------------
Diluted Earnings (Loss) per Share

Continuing operations                                                             $  0.80          $  2.02           $   1.66

Discontinued operations                                                             (0.28)               -                  -
-----------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE                                                        $  0.52          $  2.02           $   1.66
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes on pages 41 to 61 are an integral part of the consolidated financial statements.

                                                            XEROX CORPORATION 23

FINANCIAL REVIEW

   The digital product portfolio includes production publishing, color copying and printing, production printing, Document Centre digital black-and-white copiers, and network laser printers sold through indirect channels. Digital product revenues grew 36 percent in 1998, driven by outstanding revenue growth from our expanding Document Centre family, excellent laser printer revenue growth, strong production publishing and color copying and printing growth, and modest growth in production printing revenue.

   Revenues from the DocuTech family of production publishing products reflected strong growth to $2.3 billion in 1998, up from $2.1 billion in 1997 and $1.8 billion in 1996. The 180 page-per-minute DocuTech Production Publisher, which became available in the middle of 1997, contributed to this growth. Revenues from color products reflected strong growth to $1.9 billion in 1998, although growth slowed in the second half in part due to the weak economic environment in Brazil. Color revenues were $1.5 billion in 1997 and $1.0 billion in 1996. The DocuColor 40, our 40 page-per-minute color document production system, introduced in April 1996, continued to contribute significantly to this growth.

   The expanding line of Document Centre digital black-and-white copiers now includes models at speeds ranging from 20 to 65 pages per minute. Availability of network connectivity continues to expand and the proportion of new installations with network connectivity increased during the year. We expect the connectivity rate will continue to increase. Document Centre revenues represented almost 60 percent of the company's digital revenue growth.

   Our expanding family of network laser printers sold through indirect channels experienced excellent growth in 1998 following launch of the initial models in September 1997.

   The light-lens copier revenue decline reflects customer transition to our new digital black-and-white products and continued price pressures. We believe the trend over the past few years will continue and that digital product revenues will represent an increasing share of total revenues.

   Fluctuations in paper and other products revenue growth were principally due to swings in paper prices and OEM sales.

   For the major product categories, the revenue shares were:

-----------------------------------------------------------------------
                                           1998        1997        1996
-----------------------------------------------------------------------
  Digital products                           46%         36%         30%
  Light-lens copiers                         41          51          56
  Paper and other products                   13          13          14
-----------------------------------------------------------------------

The acceleration in digital product revenue growth from 23 percent in 1996 to 25 percent in 1997 and 36 percent in 1998 resulted in 1998 digital revenues exceeding light-lens copier revenues for the first time.

Worldwide Revenues (billions)

o United States: $10.1
o Latin America and Canada: $3.5
o Europe and Other: $5.8
   Total Xerox: $19.4
o Fuji Xerox: $6.8

[Pictured here is a world map]

Revenues by Geography
Geographically, the pre-currency revenue growth rates were:

---------------------------------------------------------------------
                                             Pre-Currency Growth
---------------------------------------------------------------------
                                        1998         1997        1996
---------------------------------------------------------------------
  Total Revenues                           8%           7%          6%
---------------------------------------------------------------------
  United States                            10           7           6
  Xerox Limited                             9           7           1
  Other Areas                               1           8          10
  Memo: Fuji Xerox                         (3)          3          11
---------------------------------------------------------------------

Revenues in the United States were 52 percent of total revenues in 1998 compared with 49 percent in both 1997 and 1996. Revenues of Xerox Limited and related companies, which operate principally in Europe, represented 28 percent of total revenues in 1998. Other Areas, principally Latin America, Canada and China, contributed 20 percent of total revenues in 1998.

   Revenue growth in 1998 and 1997 in both the U.S. and Xerox Limited was driven primarily by digital products; Xerox Limited also benefited from a strengthening economic environment in several European markets. Xerox Limited's relatively flat revenue growth in 1996 reflected weak economic environments in a number of major European markets. Other Areas 1998 revenue reflected a 7 percent decline in Brazil due to the difficult economic environment. Revenues in Brazil were $1.6 billion in 1998, $1.8 billion in 1997 and $1.6 billion in 1996. Although our operations in Russia are relatively small, with revenue of less than $100 million, revenues


24  XEROX CORPORATION

                                                                FINANCIAL REVIEW


declined very significantly in 1998 due to the weak economy in that country. Growth in Canada and Mexico was strong in 1998. 1997 revenue growth reflects good growth in Brazil and China, modest growth in Canada, and excellent growth in Mexico.

   In the early part of 1999, the Brazilian real devalued substantially against the U.S. dollar. Financial reporting adjustments related to the devaluation will be recorded in shareholders' equity. Such a devaluation could adversely affect the Brazilian economy. However, we currently are unable to determine what effect, if any, this will have on our customers' intent or ability to purchase our products in 1999.

   Fuji Xerox Co., Ltd. (Fuji Xerox), an unconsolidated entity jointly owned by Xerox Limited and Fuji Photo Film Co., Ltd., develops, manufactures and distributes document processing products in Japan and the Pacific Rim. Approximately 90 percent of Fuji Xerox revenues are generated in Japan, with Australia, New Zealand, Singapore, Malaysia, and Korea representing the remaining 10 percent. Fuji Xerox conducts business in other Pacific Rim countries through joint ventures and distributors. Xerox' exposure to economic turmoil in Asia is mitigated by our joint ownership of Fuji Xerox. Fuji Xerox revenues declined by 3 percent in 1998 reflecting a modest decline in Japan and a double-digit decline in Fuji Xerox' other Asia Pacific territories due to difficult economic conditions. Conversely, modest revenue growth in 1997 reflected good growth in the Asia Pacific countries and only modest growth in Japan due to difficult economic conditions. Revenue growth in 1996 reflects strong growth in Japan, driven by excellent growth in digital products sales and good growth in the Asia Pacific countries.

Revenues by Stream

The pre-currency growth rates by type of revenue were:

---------------------------------------------------------------------
                                              Pre-currency growth
---------------------------------------------------------------------
                                        1998         1997        1996
---------------------------------------------------------------------
  Total revenues                           8%           7%          6%
---------------------------------------------------------------------
  Equipment sales                         12           14          10
  Non-equipment sales revenues             5           3            3
    Document outsourcing*                 25           35          47
    Supplies                               6           2            8
    Paper                                  3           2           (7)
    Service                                1           1           (1)
    Rentals                              (10)         (9)           -
    Finance income                         7           2            1
---------------------------------------------------------------------
  * Excludes equipment accounted for as equipment sales.
---------------------------------------------------------------------

Equipment Sales: Equipment sales in 1998 grew 12 percent despite declines in Brazil and Russia due to their weak economies. Excluding Brazil and Russia, equipment sales grew 17 percent. Equipment sales growth is due primarily to the introduction of a stream of state-of-the-art digital products in 1996, 1997 and 1998. Approximately half of 1998 equipment sales was attributable to products introduced during 1997 and 1998, including our expanding line of Document Centre digital multifunction equipment, the DocuTech 6180 Production Publisher and the N series of network monochrome laser printers sold through indirect channels. Digital product equipment sales grew 46 percent in 1998, 40 percent in 1997 and 27 percent in 1996 and represented 62 percent of 1998 equipment sales, 47 percent of 1997 and 37 percent of 1996.

              [The following data was represented by a bar chart]

                            Equipment Sales Growth
                                   (percent)
                         96           10
                         97           14
                         98           12

Non-Equipment Sales: Non-equipment sales revenues from supplies, paper, service, rentals, document outsourcing and other revenues, and income from customer financing represented 62 percent of total revenues in 1998, 63 percent in 1997 and 65 percent in 1996. Growth in these post-sale revenues is primarily a function of the growth in our installed population of equipment, usage levels and pricing.

Document Outsourcing: Document Outsourcing revenues are split between Equipment Sales and Document Outsourcing. Where document outsourcing contracts include revenues accounted for as equipment sales, this revenue is included in Equipment Sales on the income statement. All other document outsourcing revenues, including service, equipment rental, supplies, paper and labor are included in Document Outsourcing. This has the effect of diverting some revenues from supplies, paper, service, and rental. The excellent Document Outsourcing growth reflects the trend of customers focusing on their core businesses and outsourcing their

                                                            XEROX CORPORATION 25

FINANCIAL REVIEW

document processing requirements to Xerox. The growth rate for total document outsourcing revenues is substantially higher than the growth included in Document Outsourcing, reflecting an increase in the proportion of equipment in outsourcing contracts accounted for as sales.

Supplies: Good supplies revenue growth in 1998 reflects excellent indirect channels sales and strong growth in Europe. Supplies growth decelerated in 1997 due principally to the increase in document outsourcing, which includes bundled supplies, and lower sales of OEM printer cartridges.

Paper Sales: Our strategy is to charge a spread over mill wholesale prices to cover our costs and value added as a distributor. The increases in 1998 and 1997 result from volume increases due to expanding distribution channels partially offset by moderating industry-wide price declines. In 1996, lower wholesale prices were partially offset by volume increases.

Service: Service revenue growth reflects the impact of higher machine populations resulting from higher equipment sales, partially offset by customer preference for document outsourcing as well as competitive price pressures.

Rentals: Rental revenues declined in 1998 and 1997 and were flat in 1996 due primarily to customers' preference for document outsourcing and the continuing trend toward equipment sales.

Finance Income: Our strategy for financing equipment sales in the industrialized economies is to charge a spread over our cost of borrowing and to lock in that spread by match funding the finance receivables with borrowings of similar maturities. In 1998, good growth in the financing of equipment sales in the U.S. and Latin America has been partially offset by lower average interest rates. In 1997, good financing growth in the U.S., Europe and Latin America was partially offset by lower average interest rates. In 1996, the strong growth in the financing of equipment sales in Latin America was partially offset by the impacts of the continuing decline in interest rates on financing contracts and the increasing customer preference for document outsourcing rather than purchase and finance. On average, 75 to 80 percent of customers finance purchases of equipment through Xerox.

Cost and Expenses

              [The following data was represented by a bar chart]

                        SAG as a percentage of Revenues
                                     (percent)
                         96            29.2
                         97            28.7
                         98            27.4

The trend in key ratios was as follows:
-------------------------------------------------------------------
                                       1998        1997        1996
-------------------------------------------------------------------
  Gross margin                         46.3%       46.9%       46.9%
  SAG % Revenue                        27.4        28.7        29.2
-------------------------------------------------------------------
   The modest 1998 gross margin decline was due to the increasing proportion of lower margin channel product sales, the growing Document Outsourcing business, and continued competitive price pressure partially offset by manufacturing and service productivity. Including the inventory charges resulting from the restructuring, the 1998 gross margin was 45.8%. The 1997 total gross margin was essentially unchanged from 1996.

   The improved ratio of selling, administrative and general expenses (SAG) to revenue in 1998 reflected declines in general and administrative expenses due to continuing productivity initiatives, restructuring, and expense control, partially offset by increased sales coverage and advertising investments. Similarly, the improvement in 1997 was due primarily to productivity initiatives and expense controls partially offset by investments to increase worldwide sales coverage. SAG, on a pre-currency basis, increased only 3 percent in 1998 compared with 5 percent in 1997 and 8 percent in 1996.

   Research and development (R&D) expense declined 2 percent in 1998 and increased 3 percent in 1997 and 10 percent in 1996. The modest reduction in 1998 reflected a reprioritization of our spending to focus on areas intended to produce significant growth, such as digital, color and solutions. We continue to invest in technological development to maintain our premier position in the rapidly changing document processing market with a heightened focus on increasing the effectiveness of our R&D investment as well as time to market. Xerox R&D is strategically coordinated with Fuji Xerox, which invested $636 million in R&D in 1998 for a combined total of $1.7 billion. We expect the 1999 R&D growth rate will exceed the revenue growth rate.

26 XEROX CORPORATION

                                                                FINANCIAL REVIEW

   Worldwide employment increased by 1,200 in 1998 to 92,700 primarily as a result of hiring 2,800 employees to support our fast-growing Document Outsourcing business, 1,700 associated with the acquisition of XLConnect Solutions, and hiring to increase sales coverage. These increases were partially offset by 5,400 employees leaving the company under the worldwide restructuring program.

   Other expenses, net, were $245 million in 1998, $98 million in 1997 and $91 million in 1996. The increase of $147 million for 1998 reflected increased non-financing interest expense and goodwill amortization associated with our June 1997 acquisition of The Rank Group's remaining interest in Xerox Limited and our May 1998 acquisition of XLConnect Solutions; non-financing interest expense related to an increase in working capital; and increased Year 2000 remediation spending, partially offset by reduced currency losses from balance sheet remeasurement, primarily due to Latin American currency devaluations. The increase of $7 million for 1997 reflected increased non-financing interest expense associated with our June 1997 acquisition of The Rank Group's remaining interest in Xerox Limited, increased currency losses from balance sheet remeasurement due to currency devaluation in our Latin American operations, and Year 2000 remediation spending, partially offset by certain non-recurring charges in 1996. Also, we reduced debt with the proceeds from the issuance of $650 million of mandatorily redeemable preferred securities through a subsidiary trust in January 1997. This partially offsets the 1997 increase in non-financing interest expense because the after-tax impact of the dividend on these securities is included in the income statement in Minorities' Interests in Earnings of Subsidiaries.

--------------------------------------------------------------------------------

[Pictured here are San Francisco Bay Area high school students]

Young Authors,
New World

As part of our DocuWorld initiative, Xerox invited high school students in the San Francisco Bay Area to write on "A Vision of Life in the 21st Century." Winning poetry and essays were collected in an anthology which was published using state-of-the-art print-on-demand technologies from Xerox. The young authors gathered in Chicago to watch their ideas being published in a professional-quality book. Publishers and booksellers already are using this technology to bring out worthy books that might not otherwise get published because of fears that demand would be too low to justify the cost. DocuWorld is a worldwide learning initiative that offers tutorials and demonstrations of digital printing solutions from Xerox and two dozen partners. During the last two years, 135,000 industry professionals attended events in 50 cities, including Cairo, Hong Kong, San Francisco and Toronto.
--------------------------------------------------------------------------------

Income Taxes, Equity in Net Income of
Unconsolidated Affiliates, and Minorities'
Interests in Earnings of Subsidiaries
Income before income taxes and the restructuring charge was $2,407 million in 1998, $2,141 million in 1997 and $1,944 million in 1996.

   The effective tax rates, before the restructuring charge, were 31.6 percent in 1998, 34.0 percent in 1997 and 36.0 percent in 1996. The 1998 and 1997 tax rates benefited from increases in foreign tax credits and refunds of foreign taxes, as well as, shifts in the mix of our worldwide profits.

   Equity in Net Income of Unconsolidated Affiliates is principally Xerox Limited's share of Fuji Xerox income. Total equity in income declined to $74 million due principally to our share, $18 million, of a restructuring charge recorded by Fuji Xerox; a reduction in Fuji Xerox income reflecting difficult economic conditions in Japan and other Asia Pacific operations; adverse currency translation due to the weakening of the Japanese yen compared with the U.S. dollar for most of the year; and reductions in income from several smaller investments. The 1997 increase in total equity in income reflected strong pre-currency Fuji Xerox income growth largely offset by currency translation due to the weakening of the Japanese yen compared with the U.S. dollar and increases in income from several smaller investments. The Xerox Limited 50 percent share of Fuji Xerox income was $72 million (before our $18 million share of a restructuring charge recorded by Fuji Xerox) in 1998, $119 million in 1997 and $116 million in 1996.



                                                            XEROX CORPORATION 27

FINANCIAL REVIEW

   Minorities' Interests in Earnings of Subsidiaries were $45 million in 1998, $88 million in 1997 and $161 million in 1996. The 1998 amount primarily consists of the dividends on the mandatorily redeemable preferred securities discussed above. The 1998 and 1997 declines reflect our acquisition of The Rank Group's remaining interest in Xerox Limited, effective June 1997. In 1997, this decline was partially offset by the after-tax impact of the $48 million dividend on the mandatorily redeemable preferred securities discussed above.

Income
In 1998, Document Processing income before the restructuring charge, increased 17 percent to $1,692 million. 1997 income of $1,452 million grew 20 percent compared with $1,206 million in 1996.

--------------------------------------------------------------------------------

[Pictured here are children playing soccer]

Community Involvement -- Children play soccer at Vila Olimpica da Mangueira, a combined public school, sports complex, job training program and health clinic in Mangueira, an impoverished area of Rio de Janeiro in Brazil. The village is largely funded by Xerox do Brasil., Ltda., Vila Olimpica, cited by President Clinton as a sterling example of community involvement by a corporation, is credited with giving Mangueira's public schools one of the lowest dropout rates in Rio.

--------------------------------------------------------------------------------

Quarterly Analytical Earnings Per Share
The following schedule summarizes the quarterly 1998 Continuing Operations revenues, income and Earnings per Share computations before and after the restructuring charge.

----------------------------------------------------------------------------------------------------------------------------------
Continuing Operations                                                           First      Second      Third     Fourth       Full
(In millions, except per-share data)                                           Quarter     Quarter    Quarter    Quarter      Year
----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                        $4,304     $ 4,742     $4,607     $5,796   $19,449
Costs and expenses, excluding the restructuring charge                           3,859       4,197      4,067      4,919    17,042
Restructuring charge                                                                 -       1,644          -         -      1,644
----------------------------------------------------------------------------------------------------------------------------------
Income (Loss) before Income Taxes, Equity Income and Minorities' Interests      $  445     $(1,099)    $  540     $  877   $   763
----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before the restructuring charge               $  301     $   395     $  381     $  615   $ 1,692
Income (Loss)                                                                   $  301     $  (712)    $  381     $  615   $   585
Diluted Earnings per Share
     Adjusted average shares outstanding                                         725.0       731.6      735.2      735.8     733.0
     Diluted Earnings per Share, excluding the restructuring charge             $ 0.42     $  0.54     $ 0.53     $ 0.84   $  2.33
     Effect of restructuring charge*                                                 -       (1.64)         -                (1.53)
     Diluted earnings per share                                                 $ 0.42     $ (1.10)    $ 0.53     $ 0.84   $  0.80
----------------------------------------------------------------------------------------------------------------------------------
* The restructuring charge impact is limited due to antidilutive restrictions. Additionally, the quarterly earnings per share differ from the full year amounts because certain antidilutuve securities are excluded from earnings per share calculations


Restructuring Charge
On April 7, 1998, we announced a worldwide restructuring program associated with enhancing our competitive position and lowering our overall cost structure. In connection with this program, we recorded a second-quarter pretax provision of $1,644 million ($1,107 million after taxes and including our $18 million share of a restructuring charge recorded by Fuji Xerox). The program includes the elimination of approximately 9,000 jobs, net, worldwide, the closing and consolidation of facilities, and the write-down of certain assets. The charges associated with the restructuring program include $113 million of inventory charges recorded as cost of revenues and $316 million of asset impairments. Included in the asset impairment charge is facility fixed asset write-downs of $156 million and other asset write-downs of $160 million. For facility fixed assets classified as assets to be disposed of, the impairment loss recognized is based on fair value less cost to sell, with fair value based on third-party valuations as well as our internal estimates of existing market prices for similar assets. The effect of suspending depreciation on assets no longer in use for 1998 is not material. The remaining $160 million of asset impairments includes the write-down of certain technology assets and other items impacted


28 XEROX CORPORATION

                                                                FINANCIAL REVIEW


by the consolidation initiatives described below. Key initia-tives of the restructuring include:

1. Consolidating 56 European customer support centers into one facility and implementing a shared services organization for order entry, invoicing, and other back-office and sales operations.
2. Streamlining manufacturing, logistics, distribution and service operations. This will include centralizing U.S. parts depots and outsourcing storage and distribution.
3. Overhauling our internal processes and associated resources, including closing one of four geographically-organized U.S. customer administrative centers.

   The reductions are primarily in administrative functions, but also impact service, research and manufacturing.

   The following table summarizes the status of the restructuring reserve:


---------------------------------------------------------------------
                                                   Charges
                                          Total    Against   12/31/98
  (in millions)                         Reserve    Reserve    Balance
---------------------------------------------------------------------
  Severance and related costs            $1,017      $ 304      $ 713
  Asset impairment                          316        316          -
  Lease cancellation and other costs        198         28        170
  Inventory charges                         113        113          -
---------------------------------------------------------------------
  Total                                  $1,644      $ 761      $ 883
---------------------------------------------------------------------


   When fully implemented, the ongoing pre-tax savings from the restructuring initiatives will be approximately $1 billion annually. Initially, more than half of the savings is being reinvested to implement process and systems changes in order to enable the restructuring, and to sustain ongoing efforts to broaden and strengthen marketing programs and distribution channels to enhance revenue growth. Selling, administrative and general expenses as a percentage of revenue will move from the high 20s to the low 20s over time, driven primarily by large reductions in overhead costs. Manufacturing and service productivity will also improve. These benefits will be somewhat offset by lower gross margins overall due to the increasing proportion of business conducted through indirect sales channels and outsourcing.

   As of December 31, 1998, approximately 5,400 employees had left the company under the restructuring program.

   There have been no material changes to the program since its announcement in April 1998, and the majority of the remaining reserve will be utilized by December 31, 1999. However, the completion of certain European initiatives will likely be extended beyond 1999 due to local regulatory issues as they relate to the work force.


--------------------------------------------------------------------------------

[Pictured here is Roosevelt Thompson]

A Helping Hand

Roosevelt Thompson, a Vietnam veteran shown here at the Vietnam Memorial in Washington, D.C., was among the first people hired by Xerox through the Welfare to Work Partnership. Thompson is an account associate assigned to the Document Technology Centre at the law firm of Steptoe & Johnson in Washington. Highly respected, Thompson has earned several promotions and has added to his responsibilities since joining Xerox. At the end of 1998, Xerox had placed 256 people through the program and achieved a 75 percent retention rate.
--------------------------------------------------------------------------------

              [The following data was represented by a bar chart]

                        Color Copying and Printing Revenue
                                       (millions)
                             96          $1,000
                             97          $1,500
                             98          $1,900

Acquisition of XLConnect Solutions
In May 1998, we acquired XLConnect Solutions, Inc. (XLConnect), an information technology services company, and its parent company, Intelligent Electronics, Inc. for $413 million in cash. The operating results of these companies, which are not material, have been included in our consolidated statements of income from the date of the acquisition. Based on the allocation of the

                                                            XEROX CORPORATION 29
purchase price, the transaction resulted in goodwill of $395 million (including transaction costs) which is being amortized over 25 years.

              [The following data was represented by a bar chart]

                         Document Outsourcing Revenue
                                     (millions)
                          96           $1,250
                          97           $2,000
                          98           $2,700

Share Repurchase
In April 1998, we announced that we were reactivating our $1 billion stock repurchase program, which was suspended in April 1997 when we acquired the remaining financial interest in Xerox Limited. During 1998, we repurchased 3.7 million shares for $172 million. Since inception of the program we have repurchased 20.6 million shares for $594 million.

Year 2000
The Year 2000 (Y2K) problem is the result of computer programs written in two digits, rather than four, to define the applicable year. As a result, many information systems are unable to properly recognize and process date-sensitive information beyond December 31, 1999. As with all major companies, certain of our information systems and products require remediation or replacement in order to render these systems Year 2000 compliant. Though a majority of the remediation and replacement work has been completed, 1999 will be used to finish any remaining mission-critical areas and develop and deploy business contingency plans.

   We have divided the Year 2000 project into five major sections: Information Technology; and the non-Information Technology areas of Facilities, Vendor Compliance, Product Compliance and Facilities Management products and services. The general phases common to all sections are: 1) Awareness - a strategic approach was developed to address the Year 2000 problem. 2) Assessment - detailed plans and target dates were developed. 3) Programming - includes hardware and software upgrades, systems replacements, vendor certification and other associated changes. 4) Testing - includes testing and conversion of system applications. 5) Implementation - includes compliance achievement and user acceptance.

   The Information Technology section includes applications (software), compute (mainframe/smaller computer environments), infrastructure (networks, servers, and workstations), and telecommunications. The status of each section as of December 31, 1998, is as follows:

   Applications - 93 percent of the mission-critical applications are Y2K compliant. The remaining work is planned for completion by mid-1999.

   Compute - 90 percent of our mainframe/smaller computer environments have been upgraded to be Y2K compliant with the remainder scheduled to be upgraded by mid-1999.

   Infrastructure - 62 percent of networks, servers, and workstations have been upgraded to be Y2K compliant with the remainder to be upgraded by mid-1999.

   Telecommunications - 71 percent of internal mission-critical components are Y2K compliant with the remainder planned for compliance by mid-1999. To date, 84 percent of our public utility providers have provided us letters of compliance assurance and processes are under way to obtain confirmation by the rest.

   The Facilities section, which includes electrical systems, elevators, access control, security systems, etc., is primarily in the assessment phase. We anticipate achieving compliance by August 31, 1999.

   We began our efforts in the Vendor Compliance area in November 1997. A general awareness letter was sent to all external suppliers, and an assessment survey was sent to all business-critical suppliers. Approximately 40 percent of our suppliers were rated "low confidence" or had not responded. Given our assessment as well as industry statistics that 23 percent of small to medium sized companies have not started Y2K compliance activity, we have decided that if necessary, we will acquire approximately $100 million of additional inventory by December 31, 1999 to ensure continuity of service to our customers should our vendors experience Y2K problems. This procedure is intended to provide a means of managing risk; however, no assurance can be given that it will eliminate the potential disruption caused by third party failure.

   Regarding Product Compliance, all of our products, excluding end-of-life and a handful of engineering-related products, are Y2K compliant, or we have developed a software/hardware

30  XEROX CORPORATION

                                                                FINANCIAL REVIEW

patch or have another solution in progress. We have implementation plans in place to deploy these Y2K solutions so that all in-field Xerox products will be made compliant by mid-1999.

   In Facilities Management, we have completed inventory and compliance assessment and have begun action planning and remediation activities for 80 percent of our customers. Completion of remediation, on-site integrated testing of components and full deployment is scheduled for mid-1999, while remediation of Xerox products at these sites is being coordinated with the product compliance area.

   Contingency Planning--Certain of our processes have in place business resumption plans. In addition, we have established a contingency program which requires our critical business processes to develop alternative plans should our, or third party remediation efforts experience unforeseen difficulty.

   We are also dependent upon our customers for sales and cash flows. Y2K interruptions in our customers' operations could result in reduced sales, increased inventory or receivable levels and cash flow reductions. While these events are possible, our customer base is sufficiently broad to minimize those risks.

   In 1993, Xerox began a project to replace the majority of its legacy systems, which in many cases date back to the 1960s. These efforts continue today. As to remediation, we currently estimate that costs, exclusive of software and systems that are being replaced or upgraded in the normal course of business, and including our products and facilities, as well as legacy systems, will be $183 million of which $28 million was spent in 1997, $92 million in 1998 and we estimate $63 million will be spent in 1999.

   We believe that the remediation of our information systems and products will occur in a timely fashion so that the Y2K problem will not result in significant operating problems with our operating systems, facilities and products. However, if such remediations are not completed in a timely manner or if third party suppliers of products or services have not completed their remediation efforts, the Y2K problem could potentially have a material adverse impact on our operations. Possible worst case consequences could include an interruption in our ability to: bill and apply collections from our customers; manufacture and deliver products to our customers; or meet our cash requirement needs.

              [The following data was represented by a bar chart]

                                  Operating Margins
                                      (percent)
                            96           11.6
                            97           12.3
                            98           13.6

--------------------------------------------------------------------------------
Personal Banker --

Florisdeo Paulo Monteiro Jr. of Unibanco of Brazil displays Multi-Extrato. This customized monthly banking statement serves as a personal banker for customers and a one-to-one marketing tool for the bank. Multi-Extrato is produced with data management software from Document Sciences Corp., a Xerox New Enterprises company, and Xerox high-speed printing and finishing systems. In one attractive, easy-to-understand booklet, Multi-Extrato provides comprehensive account information, a performance summary of a customer's investments vs. the market, plus information about new financial services. Unibanco was the first bank in Brazil to use this approach. Ten other Brazilian banks have followed.
--------------------------------------------------------------------------------

The Euro
On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing currencies and one common currency--the euro. The euro now trades on currency exchanges and may be used in business transactions. Xerox has processes in place in Europe to address the systems and business issues raised by the euro currency conversion. These issues include among others, 1) the need to adapt computer and other business systems and equipment to accommodate euro-denominated transactions, and 2) the competitive impact of cross-border price transparency, which may make it more difficult for businesses to price for local markets for the same products on a country-by-country basis. We estimate that the euro conversion will not have a material impact on our financial condition or results of operations.


                                                            XEROX CORPORATION 31

FINANCIAL REVIEW

New Accounting Standards
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to recognize all derivatives as assets or liabilities measured at their fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. We do not expect this Statement to have a material impact on our consolidated financial statements. This Statement is effective for fiscal years beginning after June 15, 1999. We will adopt this accounting standard beginning January 1, 2000.

Capital Resources and Liquidity
We manage the capital structure of our non-financing operations separately from that of our captive finance companies, which employ a more highly leveraged capital structure typical of captive finance companies.

   Total debt, including ESOP and Discontinued Operations debt not shown separately in our consolidated balance sheets, increased to $15,107 million at December 31, 1998 from $12,903 million in 1997 and $12,448 million in 1996.

----------------------------------------------------------------------
  (In millions)                             1998       1997       1996
----------------------------------------------------------------------
  Total debt* as of January 1            $12,903    $12,448    $11,794
----------------------------------------------------------------------
  Non-Financing Businesses:
     Document Processing operations
       cash generation                       (99)    (1,026)      (678)
     Purchase of The Rank Group's
       remaining interests in Xerox
       Limited                                 -      1,534          -
     Purchase of XLConnect,
       net of cash acquired                  380          -          -
     Mandatorily redeemable
       preferred securities                    -       (637)         -
     ESOP                                    (64)       (60)       (53)
     Discontinued businesses                (381)      (541)        47
----------------------------------------------------------------------
  Subtotal Non-Financing                    (164)      (730)      (684)
  Financing Businesses                     1,764        760        706
  Shareholder dividends                      531        475        438
  Equity redemption and other changes         73        (50)       194
----------------------------------------------------------------------
  Total debt* as of December 31          $15,107    $12,903    $12,448
----------------------------------------------------------------------
  *  Includes discontinued operations.

   For analytical purposes, total equity includes common equity, ESOP preferred stock, mandatorily redeemable preferred securities and minorities' interests. Total equity decreased by $148 million in 1998 and increased by $523 million and $535 million in 1997 and 1996, respectively.

   The following is a three-year summary of the changes in total equity:

----------------------------------------------------------------------
 (In millions)                              1998       1997       1996
----------------------------------------------------------------------
 Total equity as of January 1             $6,454     $5,931     $5,396
 Income from continuing operations,
    before restructuring charge            1,692      1,452      1,206
 Restructuring charge                     (1,107)         -          -
 Loss from Discontinued Operations          (190)         -          -
 Mandatorily redeemable preferred
    securities                                 -        637          -
 Shareholder dividends                      (531)      (475)      (438)
 Purchase of treasury stock                 (172)      (116)      (306)
 Exercise of stock options                   112         99         84
 Change in minorities' interests              (3)      (716)        88
 Translation adjustments                     (56)      (463)      (138)
 All other, net                              107        105         39
----------------------------------------------------------------------
 Total equity as of December 31           $6,306     $6,454     $5,931
----------------------------------------------------------------------

Debt related to non-financing operations grew by $439 million in 1998 and the non-financing debt-to-capital ratio increased to 43.8 percent compared with 38.9 percent and 39.3 percent as of year-end 1997 and 1996, respectively. The $1,107 million after-tax restructuring charge announced in April was a primary factor underlying the 4.9 point increase in 1998.

Non-Financing Operations
The following table summarizes 1998, 1997 and 1996 document processing non-financing operations cash generation and usage:

----------------------------------------------------------------------
  (In millions)                             1998       1997       1996
----------------------------------------------------------------------
  Document Processing
    Non-Financing:
  Income                                  $1,381*    $1,217     $1,004
  Depreciation and amortization**            821        739        715
----------------------------------------------------------------------
  Subtotal                                $2,202     $1,956     $1,719
----------------------------------------------------------------------
  Additions to land, building
    and equipment                           (566)      (520)      (510)
  Cash charges against 1998
    restructuring reserve                   (332)         -          -
  Increase in inventories,
    including rental equipment            (1,031)      (517)      (422)
  Increase in accounts receivable           (540)      (188)      (180)
  All other changes, net                     366        295         71
----------------------------------------------------------------------
  Net Cash Generation                     $   99     $1,026     $  678
----------------------------------------------------------------------
  *  Before 1998 restructuring charge.
  ** Includes rental equipment depreciation of $411, $311 and $326 in 1998, 1997 and 1996, respectively.


32  XEROX CORPORATION

                                                                FINANCIAL REVIEW

Consolidated Balance Sheets

------------------------------------------------------------------------------------------------------------------
December 31 (in millions)                                                                      1998           1997
------------------------------------------------------------------------------------------------------------------
Assets

Cash                                                                                        $    79        $    75
Accounts receivable, net                                                                      2,671          2,145
Finance receivables, net                                                                      5,220          4,599
Inventories                                                                                   3,269          2,792
Deferred taxes and other current assets                                                       1,236          1,155
------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                         12,475         10,766
Finance receivables due after one year, net                                                   9,093          7,754
Land, buildings and equipment, net                                                            2,366          2,377
Investments in affiliates, at equity                                                          1,456          1,332
Goodwill, net                                                                                 1,731          1,375
Other assets                                                                                  1,233          1,103
Investment in discontinued operations                                                         1,670          3,025
------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                $30,024        $27,732
------------------------------------------------------------------------------------------------------------------
Liabilities and Equity

Short-term debt and current portion of long-term debt                                       $ 4,104        $ 3,707
Accounts payable                                                                                948            776
Accrued compensation and benefits costs                                                         722            811
Unearned income                                                                                 210            205
Other current liabilities                                                                     2,523          2,193
------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                     8,507          7,692
Long-term debt                                                                               10,867          8,779
Postretirement medical benefits                                                               1,092          1,079
Deferred taxes and other liabilities                                                          2,711          2,469
Discontinued operations liabilities - policyholders' deposits and other                         911          1,693
Deferred ESOP benefits                                                                         (370)          (434)
Minorities' interests in equity of subsidiaries                                                 124            127
Company-obligated, mandatorily redeemable preferred securities of subsidiary
  trust holding solely subordinated debentures of the Company                                   638            637
Preferred stock                                                                                 687            705
Common shareholders' equity                                                                   4,857          4,985
------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY                                                                $30,024        $27,732
------------------------------------------------------------------------------------------------------------------


Shares of common stock issued and outstanding at December 31, 1998 were (in thousands) 657,196 and 656,787, respectively. Shares of common stock issued and outstanding at December 31, 1997 were (in thousands) 652,482.

The accompanying notes on pages 41 to 61 are an integral part of the consolidated financial statements.

                                                            XEROX CORPORATION 33

FINANCIAL REVIEW

   Non-financing operations' net cash generation of $99 million in 1998 was $927 million less than in 1997. Higher year-over-year income and non-cash charges were more than offset by restructuring payments and working capital increases. Inventories and receivables grew by $1,571 million in 1998, or $866 million more than in 1997. The higher level of inventory investment was driven by accelerated digital product sales growth. Accounts receivable growth reflects strong equipment sales in 1998 and some increase in days sales outstanding due to temporary effects from the reorganization and consolidation of U.S. customer administrative centers. A major initiative to improve our cash conversion cycle has been introduced in 1999 to reduce our working capital requirements. In 1997, non-financing operations' net cash generation totaled $1,026 million or $348 million more than in 1996. This significant improvement was largely due to higher income, higher growth in accounts payable and accrued compensation and benefits costs, and lower payments against restructuring reserves than in 1996.

   Discontinued non-financing businesses generated $381 million in 1998 including net proceeds from the sales of Westchester Specialty Group and Crum & Forster, Inc., offset by debt service and other costs. In 1997, the discontinued non-financing businesses generated $541 million reflecting proceeds from the sales of Coregis Group, Inc., Industrial Indemnity Holdings, and The Resolution Group partially offset by debt service and other costs.

--------------------------------------------------------------------------------

[Pictured here is Oscar Robertson]

A Commitment to Diversity
Xerox and Oscar Robertson, the NBA Hall of Fame player and now a successful entrepreneur, formed a strategic alliance to jointly provide printing solutions and facilities management services. As a Minority Business Enterprise assisted by Xerox quality and technology, Oscar Robertson Document Management Services should provide an economic boost to the urban enterprise zone in Pleasantville, N.J. Customers already include New Jersey's Public Service Electric & Gas Corporation and Caesar's Casino Hotel.
--------------------------------------------------------------------------------

Financing Businesses
Customer financing-related debt grew by $1,764 million in 1998 or $1,004 million more than in 1997 due to equipment sales growth, currency translation effects and a modest increase in leverage from 7.0 to 1 to 7.5 to 1. Financing debt grew by $760 million in 1997, $54 million more than in 1996, reflecting growth in equipment sales partially offset by currency translation.

   Debt related to discontinued third party financing and real estate activities, which is included in financing business debt, totaled $86 million in 1998, $117 million in 1997 and $223 million in 1996. Asset sales and portfolio run-off account for the changes in all three years.

Funding Plans for 1999
Decisions related to term funding of our non-financing businesses will remain based on the interest rate environment, capital market conditions and our desire to maintain ample liquidity. Our underlying strategy is to continue to maintain adequate funding duration while balancing the normal yield curve benefit of floating rates against the reduced volatility obtained from fixed-rate financing.

   Customer financing-related debt is planned to increase in line with equipment sales growth while third party financing and real estate-related debt is expected to continue to decline. Decisions regarding the size and timing of term funding for our financing businesses will be made based on match funding needs, refinancing requirements and capital market conditions.

   We believe our short-term credit facilities provide an ample source of funds to finance our day-to-day operations, and we have readily available access to the global capital markets to satisfy medium and long-term financing needs. Our $7 billion global revolving credit agreement with a group of banks expires in 2002. This facility is unused and available to provide back up to Xerox, Xerox Credit Corporation (XCC) and Xerox Capital (Europe) plc (XCE) commercial paper borrowings. Commercial paper balances supported by the global credit agreement totaled $4.5 billion at December 31, 1998. Xerox or XCC may access the facility up to its $7 billion limit.

34 XEROX CORPORATION

                                                                 FINACIAL REVIEW

XCE has access subject to a $4 billion limit. Total drawdowns cannot exceed $7 billion.

   At December 31, 1998, Xerox and XCE had combined U.S. shelf capacity of
$486 million and XCC had U.S. shelf capacity of $1,240 million. In addition, a $2 billion euro-debt facility is available to Xerox, XCC and XCE, of which $993 million remained unused at December 31, 1998.

              [The following data was represented by a bar chart]

                          Manufacturing Productivity
         (percentage decline in per unit equipment manufacturing cost)

                               96        7.8
                               97        8.6
                               98       10.4

Risk Management
Xerox is typical of multinational corporations because it is exposed to market risk from changes in foreign currency exchange rates and interest rates that could affect our results of operations and financial condition.

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

   Currency derivatives are primarily arranged in conjunction with underlying transactions that give rise to foreign currency-denominated payables and receivables. For example, an option to buy foreign currency to settle the importation of goods from foreign suppliers, or a forward exchange contract to fix the dollar value of a foreign currency-denominated loan.

   As of December 31, 1998 and 1997 our primary foreign currency market exposures include the Japanese yen, Brazilian real, British pound sterling, French franc and Canadian dollar.

   In order to manage the risk of foreign currency exchange rate fluctuations, we hedge a significant portion of all cash transactions denominated in a currency other than the functional currency applicable to each of our legal entities. From time to time, when cost-effective, foreign currency debt and currency derivatives are used to hedge international equity investments.

   Consistent with the nature of the economic hedge of such foreign currency exchange contracts, associated unrealized gains or losses would be offset by corresponding decreases or increases in the value of the underlying asset or liability being hedged.

   Assuming a 10 percent appreciation or depreciation in foreign currency exchange rates as of December 31, 1998, the potential change in fair value of our net foreign currency portfolio would approximate $32 million. The amount permanently invested in foreign subsidiaries and affiliates, primarily Xerox Limited, Fuji Xerox and Xerox do Brasil, and translated into dollars using the year-end exchange rate, was $6.5 billion at December 31, 1998, net of foreign currency denominated liabilities designated as a hedge of our net investment. Assuming a 10 percent appreciation or depreciation of the U.S. dollar against all currencies from the quoted foreign currency exchange rates at December 31, 1998 the unrealized loss or gain would approximate $650 million. In the early part of 1999 the Brazilian real has devalued substantially against the U.S. dollar. Financial reporting adjustments related to real devaluation will be recorded in shareholders' equity. A 10 percent devaluation of the real would reduce shareholders' equity by $230 million. Over time, such adjustments are expected to be at least partially recovered by our Brazilian operations.

   We do not hedge foreign currency-denominated revenues of our foreign subsidiaries since these do not represent cross-border cash flows.

   With regard to interest rate hedging, virtually all customer-financing assets earn fixed rates of interest. Therefore, within industrialized economies, we "lock in" an interest rate spread by arranging fixed-rate liabilities with similar maturities as the underlying assets and fund the assets with liabilities in the same currency. We refer to the effect of these conservative practices as "match funding" customer financing assets. This practice effectively eliminates the risk of a major decline in

                                                            XEROX CORPORATION 35

FINANCIAL REVIEW

Consolidated Statements of Cash Flows

-------------------------------------------------------------------------------------------------------------------------------
Year ended December 31 (in millions)                                                           1998           1997         1996
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Income from continuing operations                                                           $   585        $ 1,452      $ 1,206
Adjustments required to reconcile income to cash flows from operating activities:
  Depreciation and amortization                                                                 821            739          715
  Restructuring charge and asset impairments                                                  1,531              -            -
  Inventory charges                                                                             113              -            -
  Provision for doubtful accounts                                                               301            265          259
  Provision for postretirement medical benefits, net of payments                                 33             29           38
  Cash charges against 1998 restructuring reserve                                              (332)             -            -
  Minorities' interests in earnings of subsidiaries                                              45             88          161
  Undistributed equity in income of affiliated companies                                        (27)           (84)         (84)
  Increase in inventories                                                                    (1,031)          (517)        (422)
  Increase in finance receivables                                                            (2,169)        (1,629)      (1,220)
  Increase in accounts receivable                                                              (540)          (188)        (180)
  Increase in accounts payable and accrued compensation and benefit costs                       127            250           63
  Net change in current and deferred income taxes                                              (192)           361          293
  Other, net                                                                                   (430)          (294)        (519)
-------------------------------------------------------------------------------------------------------------------------------
Total                                                                                        (1,165)           472          310
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Cost of additions to land, buildings and equipment                                             (566)          (520)        (510)
Proceeds from sales of land, buildings and equipment                                             74             36           40
Purchase of XLConnect, net of cash acquired                                                    (380)             -            -
Purchase of additional interest in Xerox Limited                                                  -           (812)           -
Other, net                                                                                        5             45           14
-------------------------------------------------------------------------------------------------------------------------------
Total                                                                                          (867)        (1,251)        (456)
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net change in debt                                                                            2,468              5          990
Dividends on common and preferred stock                                                        (531)          (475)        (438)
Proceeds from sale of common stock                                                              126            140           95
Repurchase of preferred and common stock                                                       (172)          (116)        (316)
Dividends to minority shareholders                                                               (4)            (7)         (36)
Proceeds from issuance of mandatorily redeemable preferred securities                             -            637            -
-------------------------------------------------------------------------------------------------------------------------------
Total                                                                                         1,887            184          295
-------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                         (29)           (18)          (6)
-------------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by continuing operations                                                  (174)          (613)         143
Cash provided (used) by discontinued operations                                                 178            584         (175)
-------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                                       4            (29)         (32)
Cash at beginning of year                                                                        75            104          136
-------------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                                          $   79        $    75      $   104
-------------------------------------------------------------------------------------------------------------------------------

The accompanying notes on pages 41 to 61 are an integral part of the consolidated financial statements.


36 XEROX CORPORATION

FINANCIAL REVIEW

interest margins during a period of rising interest rates. Conversely, this practice effectively eliminates the opportunity to materially increase margins when interest rates are declining.

     Pay fixed-rate and receive variable-rate swaps are typically used in place of more expensive fixed-rate debt. Additionally, pay variable-rate and receive fixed-rate swaps are used from time to time to transform longer-term fixed-rate debt into variable rate obligations. The transactions performed within each of these categories enable more cost-effective management of interest rate exposures. The potential risk attendant to this strategy is the non-performance of the swap counterparty. We address this risk by arranging swaps with a diverse group of strong-credit counterparties, regularly monitoring their credit ratings and determining the replacement cost, if any, of existing transactions.

     On an overall worldwide basis, and including the impact of our hedging activities, weighted average interest rates for 1998, 1997 and 1996 approximated
6.1 percent, 6.2 percent and 6.9 percent, respectively.

     Many of the financial instruments we use are sensitive to changes in interest rates. Hypothetically, interest rate changes result in gains or losses related to the market value of our term debt and interest rate swaps due to differences between current market interest rates and the stated interest rates within the instrument. Applying an assumed 10 percent reduction or increase in the yield curves at December 31, 1998, the fair value of our term debt and interest swaps would increase or decrease by approximately $119 million.

     Our currency and interest rate hedging are typically unaffected by changes in market conditions as forward contracts, options and swaps are normally held to maturity consistent with our objective to lock in currency rates and interest rate spreads on the underlying transactions.

--------------------------------------------------------------------------------

[Pictured here is Momoe Takahashi Mehta]

Digital Artist -
Momoe Takahashi Mehta, a photographer and painter in Bangalore, India, uses the power of Xerox digital color to make copies of her paintings, which are in turn used for block print making.
--------------------------------------------------------------------------------

Liquidity

Our primary sources of liquidity are cash generated from operations and borrowings. The consolidated statements of cash flows detailing changes in our cash balances are on page 36.

     Operating activities resulted in a net cash outflow of $1,165 million in 1998 compared with $472 million of cash generation in 1997. This year-over-year change is largely due to strong growth in our customer financing businesses and a temporary decrease in inventory and receivables turnover, which more than offset higher income and non-cash charges. Conversely, 1997 operating cash generation was $162 million greater than in 1996 as growth in customer finance receivables was more than offset by lower working capital requirements.

     1998 investing activities resulted in net cash usage of $867 million or $384 million less than in 1997 due to an initial $812 million payment to The Rank Group in 1997 under our agreement to purchase The Rank Group's remaining interests in Xerox Limited, partially offset by a net $380 million payment in 1998 related to the purchase of XLConnect. Cash used for investing activities in 1997 was $795 million more than in 1996 largely due to the 1997 payment to The Rank Group.

     Financing activities provided net cash flows totaling $1,887 million in 1998, up substantially from $184 million in 1997. Along with the changes to cash flows from operations and investing, 1997 financing cash flow reflects $637 million of cash generated by the issuance in January 1997 of mandatorily redeemable preferred securities.

     Overall, continuing operations used $174 million and $613 million of cash in 1998 and 1997, respectively, and generated $143 million in 1996.

     Discontinued operations provided $178 million and $584 million of cash in 1998 and 1997, respectively, and used $175 million in 1996.

     Year-end cash balances were $79 million in 1998, $75 million in 1997 and $104 million in 1996, consistent with our objective to minimize investments that do not provide added value to our shareholders.

                                                            XEROX CORPORATION 37

FINANCIAL REVIEW

Discontinued Operations - Insurance
and Other Financial Services

The net investment in the discontinued financial services businesses, which includes Insurance, Other Financial Services and Third Party Financing and Real Estate, totaled $759 million at December 31, 1998 compared with $1,332 million and $2,124 million at December 31, 1997 and 1996, respectively. The decrease in 1998 was primarily caused by the sale of the remaining Talegen Holdings, Inc. (Talegen) companies and a reserve increase recorded in the first quarter of 1998, somewhat offset by scheduled funding of reinsurance coverage to the former Talegen companies by Ridge Reinsurance Limited (Ridge Re) and interest for the period on the assigned debt. A discussion of the discontinued businesses follows.

--------------------------------------------------------------------------------

[Pictured here is a Xerox large-format color printing advertisement]

Scaling New Heights --

This is an award-winning advertisement used internationally to promote Xerox large-format color printing.
--------------------------------------------------------------------------------

Status of Insurance
In 1995, we recorded a $1,546 million after tax charge in connection with the disengagement activities for our five then remaining Talegen insurance companies and three related service companies.

   In 1997, three of the insurance companies and one service company were sold. As part of the consideration for one of the companies, The Resolution Group, Inc. (TRG), which closed in the fourth quarter of 1997, we received a $462 million performance-based instrument. In 1998, the remaining insurance and service companies were sold. In the first quarter, we completed the sale of the Westchester Specialty Group, Inc. (WSG) for $338 million in cash, less approximately $70 million in transaction-related costs. In the third quarter, we completed the sale of Crum & Forster Holdings, Inc. (CFI) for $680 million, including the repayment of $115 million in debt, less approximately $75 million in transaction-related costs. With the completion of the CFI transaction, we have effectively completed our disengagement strategy from the Talegen companies. In the first quarter of 1998 an additional after-tax charge of $190 million was recorded.

   Xerox Financial Services, Inc. (XFSI) continues to provide aggregate excess of loss reinsurance coverage to certain of the former Talegen units and TRG through Ridge Re, a wholly owned subsidiary. The coverage limits total $748 million, which is net of 15 percent coinsurance and exclusive of $234 million in coverage which was reinsured under a retrocessional arrangement during the fourth quarter of 1998 for a total cost to Ridge Re of $158 million. At December 31, 1998, Ridge Re had recognized the discounted value of approximately $445 million of the available coverage and it is possible that some additional reserves could ultimately be needed, although this is not currently anticipated.

   XFSI has guaranteed to certain of the former Talegen units and TRG that Ridge Re will meet all of its financial obligations under the Reinsurance Agreements. Related premium payments to Ridge Re are made by XFSI and guaranteed by us. As of December 31, 1998, there were four remaining annual premium installments of $43 million, plus finance charges. We have also guaranteed that Ridge Re will meet its financial obligations on $578 million of the Reinsurance Agreements and have provided a $400 million partial guaranty of Ridge Re's $800 million letter of credit facility. This facility is required to provide security with respect to aggregate excess of loss reinsurance obligations under contracts with certain of the former Talegen units and TRG.

   XFSI may also be required, under certain circumstances, to purchase over time additional redeemable preferred shares of Ridge Re, up to a maximum of $301 million.

Net Investment in Insurance
The net investment in Insurance at December 31, 1998 totaled $513 million compared with a balance of $1,076 million and $1,846 million at December 31, 1997 and 1996,

38  XEROX CORPORATION

FINANCIAL REVIEW

respectively. The decrease in 1998 versus 1997 primarily reflects the sales of WSG and CFI and the reserve increase recorded in the first quarter of 1998, somewhat offset by contractual payments to Ridge Re for annual premium installments and associated finance charges and interest on the assigned insurance debt.

Other Financial Services
The net investment in Other Financial Services at December 31, 1998 was $132 million compared with $125 million and $101 million at December 31, 1997 and 1996, respectively. Debt associated with these assets totaled $50 million at December 31, 1998, 1997 and 1996. The increase in the investment from 1997 to 1998 is primarily due to interest on the assigned debt. The increase in the investment from 1996 to 1997 primarily reflects the effect of a transfer from Insurance that had no effect on the total net investment in the discontinued financial services businesses.

   On June 1, 1995, XFSI completed the sale of Xerox Financial Services Life Insurance Company and related companies (Xerox Life). In connection with the transaction, OakRe Life Insurance Company (OakRe), a wholly owned XFSI subsidiary, has assumed responsibility, via Coinsurance Agreements, for existing Single Premium Deferred Annuity (SPDA) policies issued by Xerox Life. The Coinsurance Agreements include a provision for the assumption (at their election) by the purchaser's companies, of all of the SPDA policies at the end of their current rate reset periods. A Novation Agreement with an affiliate of the new owner provides for the assumption of the liability under the Coinsurance Agreements for any SPDA policies not so assumed.

   As a result of the Coinsurance Agreements, at December 31, 1998, OakRe retained approximately $0.8 billion of investment portfolio assets (transferred from Xerox Life) and liabilities related to the reinsured SPDA policies. Interest rates on these policies are fixed and were established upon issuance of the respective policies. Substantially all of these policies will reach their rate reset periods through the year 2000 and will be assumed under the Agreements as described above. Xerox Life's portfolio was designed to recognize that policy renewals extended liability "maturities," thereby permitting investments with average duration somewhat beyond the rate reset periods. OakRe's practice is to selectively improve this match over time as market conditions allow.

   In connection with the aforementioned sale, XFSI established a $500 million letter of credit and line of credit with a group of banks to support OakRe's coinsurance obligations. The term of this letter of credit is five years and it is unused and available at December 31, 1998. Upon a drawing under the letter of credit, XFSI has the option to cover the drawing in cash or to draw upon the credit line.

--------------------------------------------------------------------------------

[Pictured here is Ursula Burns]

Top 25 --
Ursula Burns, Xerox vice president for manufacturing operations, was featured in Working Woman magazine in an article about the top 25 companies for female executives. The copies Burns is holding were made on a Xerox 5385 departmental copier.
--------------------------------------------------------------------------------

Third Party Financing and Real Estate
Third Party Financing and Real Estate assets at December 31, 1998, 1997 and 1996 totaled $250 million, $298 million and $450 million, respectively. The $48 million reduction in 1998 from 1997 primarily relates to asset sales and runoff activity that were consistent with the amounts contemplated in the formal disposal plan. Debt associated with these assets totaled $86 million, $117 million and $223 at December 31, 1998, 1997 and 1996, respectively.

   In January and February 1999, six of our remaining eight financing leases were sold for $127 million, consistent with the amounts contemplated in the formal disposal plan.

                                                            XEROX CORPORATION 39

FINANCIAL REVIEW

Consolidated Statements of Shareholders' Equity

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            Accumulated
                                                                                                  Other
                                                      Common  Common   Additional            Comprehen- Treasury  Treasury
                                                       Stock   Stock      Paid-In  Retained        sive    Stock     Stock
(In millions, except share data in thousands)         Shares  Amount      Capital  Earnings   Income(1)   Shares    Amount    Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                         650,060    $653       $1,008    $2,321       $(104)       -         -   $3,878
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                            1,206                                   1,206
Translation adjustments - net of minority
 shareholders' interests of ($24)                                                                  (138)                       (138)
                                                                                                                              -----
   Comprehensive income                                                                                                       1,068
Purchase of treasury stock                                                                               (12,986)    $(306)    (306)
Stock option, incentive plans and other                1,192       2          (25)      (15)               4,856       122       84
Xerox Canada Inc. exchangeable stock                     205                                               2,694
Convertible securities                                   347                   10                            994        23       33
Cash dividends declared
 Common stock ($0.58 per share)                                                        (379)                                   (379)
 Preferred stock                                                                        (59)                                    (59)
Tax benefits on ESOP dividends                                                           16                                      16
Premiums from sale of put options                                              11                                                11
Tax benefits on stock options                                                  21                                                21
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                         651,804     655        1,025     3,090        (242)  (4,442)     (161)   4,367
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                            1,452                                   1,452
Net income during stub period                                                             8                                       8
Translation adjustments - net of minority
 shareholders' interests of ($44)                                                                  (463)                       (463)
                                                                                                                              -----
   Comprehensive income                                                                                                         997
Purchase of treasury stock                                                                                (3,975)     (116)    (116)
Stock option, incentive plans and other                  360                  (17)     (129)               7,296       245       99
Xerox Canada Inc. exchangeable stock                     116                                                 126
Convertible securities                                   202                    9                            995        32       41
Cash dividends declared
 Common stock ($0.64 per share)                                                        (418)                                   (418)
 Preferred stock                                                                        (57)                                    (57)
Tax benefits on ESOP dividends                                                           14                                      14
Premiums from sale of put options                                              13                                                13
Tax benefits on stock options                                                  45                                                45
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                         652,482     655        1,075     3,960        (705)       -         -    4,985
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                              395                                     395
Net loss during stub period                                                              (6)                                     (6)
Translation adjustments - net of minority
 shareholders' interests of ($1)                                                                    (56)                        (56)
                                                                                                                              -----
   Comprehensive income                                                                                                         333
Purchase of treasury stock                                                                                (3,683)     (172)    (172)
Stock option, incentive plans and other                3,899       4           69      (116)               2,364       111       68
Xerox Canada Inc. exchangeable stock                     350                                                  12
Convertible securities                                   465       1           28                            898        42       71
Cash dividends declared
 Common stock ($0.72 per share)                                                        (475)                                   (475)
 Preferred stock                                                                        (56)                                    (56)
Tax benefits on ESOP dividends                                                           10                                      10
Premiums from sale of put options                                               5                                                 5
Tax benefits on stock options                                                  88                                                88
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                         657,196    $660       $1,265    $3,712      $ (761)    (409)    $ (19)  $4,857
-----------------------------------------------------------------------------------------------------------------------------------

  (1) Accumulated other comprehensive income is solely composed of cumulative translation adjustments.

      The accompanying notes on pages 41 to 61 are an integral part of the financial statements.


40 XEROX CORPORATION

NOTES

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

   Xerox Limited, Xerox Holding (Nederland) BV, Xerox Investments (Bermuda) Limited, Xerox Holdings (Bermuda) Limited and their respective subsidiaries are referred to as Xerox Limited.

   Investments in which we have a 20 to 50 percent ownership interest are generally accounted for on the equity method.

   Upon the sale of stock by a subsidiary, we recognize a gain or loss equal to our proportionate share of the increase or decrease in the subsidiary's equity. During 1996, we recognized a pre-tax net gain of $11 from such transactions.

   Fuji Xerox Co. Ltd. (Fuji Xerox), changed its reporting period from a fiscal year ending October 20, 1996 to a fiscal year ending December 20. The results of operations during the period between the end of the 1996 fiscal year and the beginning of the new fiscal year (the stub period) amounted to a gain of $8. Fuji Xerox again changed its reporting period from a fiscal year ending December 20, 1997 to a fiscal year ending December 31. The results of operations during this stub period amounted to a loss of $6. The stub period results were recorded directly in retained earnings to avoid reporting more than 12 months' results of operations in one year.

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

Use of Estimates. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill. Goodwill represents the cost of acquired businesses in excess of the net assets purchased and is amortized on a straight-line basis, generally over periods ranging from 25 to 40 years. Goodwill is reported net of accumulated amortization, and the recoverability of the carrying value is evaluated on a periodic basis by assessing current and future levels of income and cash flows as well as other factors. Accumulated amortization at December 31, 1998 and 1997 was $119 and $71, respectively.

Accounting Changes. Effective January 1, 1998, we adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This statement requires that companies disclose comprehensive income, which includes net income, foreign currency translation adjustments, minimum pension liability adjustments, and unrealized gains and losses on marketable securities classified as available-for-sale. Comprehensive income and the components thereof are included in the Consolidated Statements of Shareholders' Equity on page 40.

   Effective December 1998, we adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires us to report segment information as it is used internally to assess performance and allocate resources. See Note 9 on page 45.

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to recognize all derivatives as assets or liabilities measured at their fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for

                                                          XEROX CORPORATIION  41

NOTES

hedge accounting. We do not expect this Statement to have a material impact on our consolidated financial statements. This Statement is effective for fiscal years beginning after June 15, 1999. We will adopt this accounting standard beginning January 1, 2000.

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

Buildings and Equipment. Our fixed assets are depreciated over their estimated useful lives. Depreciation is computed using principally the straight-line method. Significant improvements are capitalized; maintenance and repairs are expensed. See Note 7 on page 44.

Classification of Commercial Paper and Bank Notes Payable. It is our policy to classify as long-term debt that portion of commercial paper and notes payable that is intended to match fund finance receivables due after one year to the extent that we have the ability under our revolving credit agreement to refinance such commercial paper and notes payable on a long-term basis. See Note 11 on page 49.

Foreign Currency Translation. The functional currency for most foreign operations is the local currency. Net assets are translated at current rates of exchange, and income and expense items are translated at the average exchange rate for the year. The resulting translation adjustments are recorded in accumulated other comprehensive income. The U.S. dollar is used as the functional currency for certain subsidiaries, which conduct their business in U.S. dollars or operate in hyperinflationary economies. A combination of current and historical exchange rates is used in remeasuring the local currency transactions of these subsidiaries, and the resulting exchange adjustments are included in income. Aggregate foreign currency losses were $28, $85 and $27 in 1998, 1997 and 1996, respectively, and are included in Other, net in the consolidated statements of income.

   Effective July 1, 1997, we changed the functional currency for our Brazilian operation from the U.S. dollar to the Brazilian real, as the Brazilian economy is no longer considered hyperinflationary. The effect of this change was immaterial.

Reclassifications. Prior years' financial statements have been restated to reflect certain reclassifications to conform with the 1998 presentation. The impact of these changes is not material and did not affect net income.

2  Restructuring
   On April 7, 1998, we announced a worldwide restructuring program associated with enhancing our competitive position and lowering our overall cost structure. In connection with this program, in the second quarter we recorded a pretax provision of $1,644 ($1,107 after taxes and including our $18 share of a restructuring charge recorded by Fuji Xerox). The program includes the elimination of approximately 9,000 jobs, net, worldwide, the closing and consolidation of facilities, and the write-down of certain assets. The charges associated with this restructuring program include $113 of inventory charges recorded as cost of revenues and $316 of asset impairments. Included in the asset impairment charge is facility fixed asset write-downs of $156 and other asset write-downs of $160. For facility fixed assets classified as


42  XEROX CORPORATION

                                                                           NOTES

assets to be disposed of, the impairment loss recognized is based on fair value less cost to sell, with fair value based on third-party valuations as well as our internal estimates of existing market prices for similar assets. The effect of suspending depreciation on assets no longer in use for 1998 is not material. The remaining $160 of asset impairments includes the write-down of certain technology assets and other items impacted by the consolidation initiatives described below. Key initiatives of the restructuring include:

1. Consolidating 56 European customer support centers into one facility and implementing a shared services organization for order entry, invoicing, and other back-office and sales operations.

2. Streamlining manufacturing, logistics, distribution and service operations. This will include centralizing U.S. parts depots and outsourcing storage and distribution.

3. Overhauling our internal processes and associated resources, including closing one of four geographically organized U.S. customer administrative centers.

   The reductions are occurring primarily in administrative functions, but also impact service, research and manufacturing.

   The following table summarizes the status of the restructuring reserve (in millions):

-----------------------------------------------------------------------
                                                    Charges
                                          Total     Against    12/31/98
                                        Reserve     Reserve     Balance
-----------------------------------------------------------------------
  Severance and related costs            $1,017        $304        $713
  Asset impairment                          316         316           -
  Lease cancellation and other costs        198          28         170
  Inventory charges                         113         113           -
-----------------------------------------------------------------------
  Total                                  $1,644        $761        $883*
-----------------------------------------------------------------------
  AAA

  * Of this amount, $543 is included in Other current liabilities.

   As of December 31, 1998, approximately 5,400 employees have left the Company under the restructuring program.

   There have been no material changes to the program since its announcement in April 1998, and the majority of the remaining reserve will be utilized by December 31, 1999. However, the completion of certain European initiatives will likely be extended beyond 1999 due to local regulatory issues as they relate to the workforce.

3 Common Stock Split
On January 25, 1999, the Board of Directors approved a two-for-one split of the Company's common stock. The effective date of the stock split was February 23 for share-holders of record as of February 4. Shareholders' equity has been restated to give retroactive recognition to the stock split in prior periods by reclassifying from additional paid-in capital to common stock the par value of the additional shares arising from the split. In addition, all references in the financial statements to number of shares and per-share amounts have been restated.

4 Acquisitions
In May 1998, we acquired XLConnect Solutions, Inc. (XLConnect), an information technology services company, and its parent company, Intelligent Electronics, Inc. for $413 in cash. The operating results of these companies, which are not material, have been included in our consolidated statement of income from the date of the acquisition. Based on the allocation of the purchase price, the transaction resulted in goodwill of $395 (including transaction costs) which is being amortized over 25 years.

   In June 1997, we acquired the remaining 20 percent of Xerox Limited from The Rank Group Plc (Rank) in a transaction valued at (pound)940 million, or approximately $1.5 billion. As a result of this transaction, we now own 100 percent of Xerox Limited. The transaction was funded entirely by debt consisting of (pound)500 million of third-party debt and (pound)440 million of notes payable issued to Rank, which will be paid in deferred installments, half paid on June 29, 1998 and the other half by June 30, 1999. An additional payment of up to (pound)60 million would be made in 2000 based upon achievement of certain Xerox Limited earnings growth targets by 1999. The purchase price (including transaction costs) was allocated such that goodwill increased by $737, minority interest in equity of subsidiaries was reduced by approximately $720, with the balance of $70 applied to other assets and liabilities, primarily investment in affiliates, at equity.

                                                          XEROX CORPORATION  43

                                                                           NOTES

5  Finance Receivables, Net
Finance receivables result from installment sales and sales-type leases arising from the marketing of our business equipment products. These receivables generally mature over two to five years and are typically collateralized by a security interest in the underlying assets. The components of finance receivables, net at December 31, 1998, 1997 and 1996 follow:

----------------------------------------------------------------------
                                           1998       1997        1996
----------------------------------------------------------------------
  Gross receivables                     $16,918    $15,035     $13,872
  Unearned income                        (2,863)    (2,850)     (2,551)
  Unguaranteed residual values              699        557         398
  Allowance for doubtful accounts          (441)      (389)       (347)
----------------------------------------------------------------------
  Finance receivables, net               14,313     12,353      11,372
  Less current portion                    5,220      4,599       4,386
----------------------------------------------------------------------
  Amounts due after one year, net       $ 9,093    $ 7,754     $ 6,986
----------------------------------------------------------------------

   Contractual maturities of our gross finance receivables subsequent to December 31, 1998 follow:

----------------------------------------------------------------------------
       1999         2000         2001         2002         2003   Thereafter
----------------------------------------------------------------------------
     $6,295       $4,570       $3,257       $1,911         $740         $145
----------------------------------------------------------------------------

   Experience has shown that a portion of these finance receivables will be prepaid prior to maturity. Accordingly, the preceding schedule of contractual maturities should not be considered a forecast of future cash collections.

   Allowances for doubtful accounts on our accounts receivable balances for the years ended December 31, 1998, 1997 and 1996 amounted to $102, $92 and $92, respectively.

6  Inventories
The components of inventories at December 31, 1998, 1997 and 1996 follow:

----------------------------------------------------------------------
                                           1998       1997        1996
----------------------------------------------------------------------
  Finished goods                         $1,923     $1,549      $1,570
  Work in process                           111         97          80
  Raw materials                             464        406         322
  Equipment on operating leases, net        771        740         704
----------------------------------------------------------------------
  Inventories                            $3,269     $2,792      $2,676
----------------------------------------------------------------------

   Equipment on operating leases consists of our business equipment products that are rented to customers and are depreciated to estimated residual value. Depreciable lives vary from two to four years. Our business equipment operating lease terms vary, generally from 12 to 36 months. Accumulated depreciation on equipment on operating leases for the years ended December 31, 1998, 1997 and 1996 amounted to $1,260, $1,198 and $1,259, respectively. Scheduled minimum future rental revenues on operating leases with original terms of one year or longer are:

-------------------------------------------------------------------
           1999             2000             2001        Thereafter
-------------------------------------------------------------------
           $367             $173              $84               $46
-------------------------------------------------------------------

   Total contingent rentals, principally usage charges in excess of minimum allowances relating to operating leases, for the years ended December 31, 1998, 1997 and 1996 amounted to $161, $186 and $199, respectively.

7  Land, Buildings and Equipment, Net
The components of land, buildings and equipment, net at December 31, 1998, 1997 and 1996 follow:

----------------------------------------------------------------------
                           Estimated
                              Useful
                               Lives
                              (Years)      1998       1997        1996
----------------------------------------------------------------------
  Land                                   $   80     $   88      $   89
  Buildings and building
   equipment                25 to 50        973      1,012         991
  Leasehold improvements  Lease term        425        403         378
  Plant machinery            4 to 12      1,926      1,870       1,862
  Office furniture and
   equipment                 3 to 15      1,299      1,285       1,231
  Other                      3 to 20        260        190         218
  Construction in progress                  283        310         250
----------------------------------------------------------------------
  Subtotal                                5,246      5,158       5,019
  Less accumulated
   depreciation                           2,880      2,781       2,763
----------------------------------------------------------------------
  Land, buildings and
   equipment, net                        $2,366     $2,377      $2,256
----------------------------------------------------------------------

   We lease certain land, buildings and equipment, substantially all of which are accounted for as operating leases. Total rent expense under operating leases for the years ended December 31, 1998, 1997 and 1996 amounted to $436, $419 and $421, respectively. Future minimum operating lease commitments that have remaining non-cancelable lease terms in excess of one year at December 31, 1998 follow:

----------------------------------------------------------------------------
       1999         2000         2001         2002         2003   Thereafter
----------------------------------------------------------------------------
       $318         $258         $184         $138         $115         $396
----------------------------------------------------------------------------

   In certain circumstances, we sublease space not currently required in operations. Future minimum sublease income under leases with non-cancelable terms in excess of one year amounted to $23 at December 31, 1998.

44  XEROX CORPORATION

                                                                           NOTES

   In 1994, we awarded a contract to Electronic Data Systems Corp. (EDS) to operate our worldwide data processing and telecommunications network through the year 2004. Subject to making a payment defined in the contract, effective
July 1, 1999, Xerox has the right to terminate this agreement with six months' notice to EDS. Minimum payments due EDS under the contract follow:

----------------------------------------------------------------------------
       1999         2000         2001         2002         2003         2004
----------------------------------------------------------------------------
       $257         $229         $217         $198         $183          $95
----------------------------------------------------------------------------

8  Investments in Affiliates, at Equity
Investments in corporate joint ventures and other companies in which we generally have a 20 to 50 percent ownership interest at December 31, 1998, 1997 and 1996 follow:

-------------------------------------------------------------------------
                                                1998      1997       1996
-------------------------------------------------------------------------
  Fuji Xerox                                  $1,354    $1,231     $1,173
  Other investments                              102       101        109
-------------------------------------------------------------------------
  Investments in affiliates, at equity        $1,456    $1,332     $1,282
-------------------------------------------------------------------------

   Xerox Limited owns 50 percent of the outstanding stock of Fuji Xerox, a corporate joint venture with Fuji Photo Film Co., Ltd. Fuji Xerox is headquartered in Tokyo and operates in Japan and other areas of the Pacific Rim, Australia and New Zealand, except for China. Condensed financial data of Fuji Xerox for its last three fiscal years follow:

-------------------------------------------------------------------------
                                                1998      1997       1996
-------------------------------------------------------------------------
  Summary of Operations
  Revenues                                    $6,809    $7,415     $8,091
  Costs and expenses                           6,506     6,882      7,546
-------------------------------------------------------------------------
  Income before income taxes                     303       533        545
  Income taxes                                   195       295        313
-------------------------------------------------------------------------
  Net income                                  $  108    $  238     $  232
-------------------------------------------------------------------------
  Balance Sheet Data
  Assets
  Current assets                              $2,760    $2,461     $3,008
  Non-current assets                           3,519     2,942      3,168
-------------------------------------------------------------------------
  Total assets                                $6,279    $5,403     $6,176
-------------------------------------------------------------------------
  Liabilities and Shareholders' Equity
  Current liabilities                         $2,628    $2,218     $2,546
  Long-term debt                                 101       286        427
  Other non-current liabilities                1,028       679        850
  Shareholders' equity                         2,522     2,220      2,353
-------------------------------------------------------------------------
  Total liabilities and shareholders' equity  $6,279    $5,403     $6,176
-------------------------------------------------------------------------

9  Segment Reporting
In 1998, we adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements and requires that certain selected information about operating segments be reported in interim financial reports. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision makers are our Chief Executive Officer and Chief Operating Officer. SFAS No. 131 differs from the previous accounting standard SFAS No. 14, which required companies to disclose certain financial information about each industry segment in which they operate. Under SFAS No. 14, we described ourselves as having one segment--Document Processing. Under the new standard, our reportable segments are as follows: Core Business, Fuji Xerox, Paper and Media, and Other.

   The Core Business operating segment consists of the worldwide development, manufacturing, marketing, financing and servicing of document processing products and services. We have aggregated all Core Business operating units due to commonality of economic characteristics, products and services, the production process, class of customer and distribution process. This segment also includes our corporate headquarters.

   The Fuji Xerox operating segment is composed of our corporate joint venture with Fuji Photo Film Co., Ltd. (Fuji Photo), which operates throughout the Far East (except China). It is managed jointly by our Chief Executive Officer and the Chief Executive Officer of Fuji Photo.

   The Paper and Media segment operates as a distributor of print media and supplies to our customers. The mission of Paper and Media is to charge a spread over mill wholesale prices to cover our costs and value added as a distributor. Although managed as a separate operating segment, our distribution of these products is important to maintain the integrated document services solution we offer our customers.

                                                            XEROX CORPORATION 45

NOTES

   The Other operating segment is composed primarily of our Channels business and Xerox New Enterprises companies. Channels distributes products primarily through retail channels and value-added resellers. Xerox New Enterprises comprises our investments in emerging companies with important document processing hardware and software technologies in various stages of development. Total assets for this segment also includes our investment in discontinued operations.
   The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies.

------------------------------------------------------------------------------------------------------------------------
                                                                         Document Processing Segments
------------------------------------------------------------------------------------------------------------------------
                                                        Core                     Paper and
                                                    Business     Fuji Xerox          Media          Other          Total
------------------------------------------------------------------------------------------------------------------------
 1998
 Information about profit or loss
   Revenues from external customers                  $16,037              -         $1,142         $1,199        $18,378
   Finance income                                      1,071              -              -              -          1,071
   Intercompany revenues                                (326)             -              -            326              -
                                                     -------------------------------------------------------------------
    Total segment revenues                            16,782              -          1,142          1,525         19,449
   Depreciation and amortization                         803              -              -             18            821
   Interest expense                                      748              -              -              -            748
   Segment profit (loss) before restructuring          2,434              -             53            (80)         2,407
   Segment profit (loss) after restructuring             929              -             50           (216)           763
   Earnings of non-consolidated affiliates(1)             19         $   72              -              1             92
 Information about assets
   Investments in non-consolidated affiliates             91          1,354              -             11          1,456
   Total assets                                       26,214          1,354             83          2,373         30,024
   Capital expenditures                                  539              -              -             27            566
------------------------------------------------------------------------------------------------------------------------
 1997
 Information about profit or loss
   Revenues from external customers                  $14,937              -         $1,117         $1,084        $17,138
   Finance income                                      1,006              -              -              -          1,006
   Intercompany revenues                                (118)             -              -            118              -
                                                     -------------------------------------------------------------------
    Total segment revenues                            15,825              -          1,117          1,202         18,144
   Depreciation and amortization                         732              -              -              7            739
   Interest expense                                      617              -              -              -            617
   Segment profit (loss)                               2,180              -             44            (83)         2,141
   Earnings of non-consolidated affiliates                 6         $  119              -              2            127
 Information about assets
   Investments in non-consolidated affiliates             91          1,231              -             10          1,332
   Total assets                                       22,913          1,231             91          3,497         27,732
   Capital expenditures                                  510              -              -             10            520
------------------------------------------------------------------------------------------------------------------------
 1996
 Information about profit or loss
   Revenues from external customers                  $14,067              -         $1,226         $1,070        $16,363
   Finance income                                      1,015              -              -              -          1,015
   Intercompany revenues                                 (96)             -              -             96              -
                                                     -------------------------------------------------------------------
    Total segment revenues                            14,986              -          1,226          1,166         17,378
   Depreciation and amortization                         708              -              -              7            715
   Interest expense                                      592              -              -              -            592
   Segment profit (loss)                               1,892              -             85            (33)         1,944
   Earnings of non-consolidated affiliates                 5         $  116              -              2            123
 Information about assets
   Investments in non-consolidated affiliates             94          1,173              -             15          1,282
   Total assets                                       20,689          1,173            102          4,854         26,818
   Capital expenditures                                  500              -              -             10            510
------------------------------------------------------------------------------------------------------------------------

  (1) Excludes our $18 share of a restructuring charge recorded by Fuji Xerox.

46  XEROX CORPORATION

                                                                           NOTES

   Products and services and geographic area data for our continuing operations follow:


------------------------------------------------------------------------------------------------------------------------
                                                                                                   Revenues
------------------------------------------------------------------------------------------------------------------------
                                                                                      1998           1997           1996
------------------------------------------------------------------------------------------------------------------------
Information about products and services
  Digital                                                                          $ 8,960        $ 6,628        $ 5,327
  Light-lens                                                                         7,887          8,926          9,666
  Paper and Other                                                                    2,602          2,590          2,385
------------------------------------------------------------------------------------------------------------------------
Total                                                                              $19,449        $18,144        $17,378
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                            Revenues                          Long-lived Assets
------------------------------------------------------------------------------------------------------------------------
                                         1998           1997           1996           1998           1997           1996
------------------------------------------------------------------------------------------------------------------------
Information about Geographic Areas
United States                         $10,087        $ 9,187        $ 8,583         $2,095         $2,020         $1,881
Europe, Africa, Asia, Mideast           5,773          5,394          5,501            731            673            671
Other areas                             3,589          3,563          3,294            571            584            527
------------------------------------------------------------------------------------------------------------------------
Total                                 $19,449        $18,144        $17,378         $3,397         $3,277         $3,079
------------------------------------------------------------------------------------------------------------------------

10  Discontinued Operations
In January 1993, we announced our intent to sell or otherwise disengage from our Insurance and Other Financial Services (IOFS) businesses. Since that time, we have sold all but one of our insurance businesses and have disposed of a number of other financial services businesses through sale and run-off collection activities. At December 31, 1998, our sole remaining Insurance operation is the Ridge Reinsurance Limited (Ridge Re) reinsurance business. Our other discontinued businesses, consisting of Other Financial Services and Third Party Financing and Real Estate, are primarily in asset and liability run-off. A discussion of the status of IOFS's three segments follows.

Insurance. In the fourth quarter of 1995, we recorded a $1,546 after-tax charge in connection with the disengagement activities for our five then remaining Talegen Holdings, Inc. (Talegen) insurance companies and three related service companies.

   In 1997, three of the insurance companies and one service company were sold for an aggregate $890 in cash, the assumption of $154 of debt and, in the case of the sale of The Resolution Group, Inc. (TRG), a $462 performance-based instrument. We will participate in the future cash flows of TRG via the performance-based instrument. The recovery of this instrument is dependent upon the sufficiency of TRG's available cash flows. Based on current forecasts at December 31, 1998, we expect to realize $462 for this instrument. However, the ultimate realization may be greater or less than this amount.

   In 1998, the remaining insurance and service companies were sold. In the first quarter, we completed the sale of the Westchester Specialty Group, Inc. for $338 in cash, less approximately $70 in transaction-related costs. In the third quarter, we completed the sale of Crum & Forster Holdings, Inc. (CFI) for $680, including the repayment of $115 in debt, less approximately $75 in transaction-related costs. In the first quarter of 1998, an additional after-tax charge of $190 was recorded. With the completion of the CFI transaction, we have effectively completed our disengagement strategy from the Talegen companies.

   The net proceeds of the above sales transactions, after transaction-related costs were used primarily to retire debt.

   At December 31, 1998, the Insurance business consists of Ridge Re and headquarters costs and interest expense associated with the insurance activities of Xerox Financial Services, Inc. (XFSI), a wholly owned subsidiary.

                                                            XEROX CORPORATION 47

NOTES

   XFSI continues to provide aggregate excess of loss reinsurance coverage
(the Reinsurance Agreements) to certain of the former Talegen units and TRG through Ridge Re, a wholly owned subsidiary of XFSI. The coverage limits total $748, which is net of 15 percent coinsurance and exclusive of $234 in coverage which was reinsured under a retrocessional arrangement during the fourth quarter of 1998 for a total cost to Ridge Re of $158. Through December 31, 1998, Ridge Re had recognized the discounted value of approximately $445 of the available coverage and it is possible that some additional reserves could ultimately be needed, although this is not currently anticipated.

   XFSI has guaranteed to certain of the former Talegen units and TRG that Ridge Re will meet all of its financial obligations under the Reinsurance Agreements. Related premium payments to Ridge Re are made by XFSI and guaranteed by us. As of December 31, 1998, there were four remaining annual installments of $43, plus finance charges. We have also guaranteed that Ridge Re will meet its financial obligations on $578 of the Reinsurance Agreements and we have provided a $400 partial guaranty of Ridge Re's $800 letter of credit facility. This facility is required to provide security with respect to aggregate excess of loss reinsurance obligations under contracts with the former Talegen units and TRG.

   XFSI may also be required, under certain circumstances, to purchase, over time, additional redeemable preferred shares of Ridge Re, up to a maximum of $301.

Insurance Financial Information. Summarized operating results of Insurance for the three years ended December 31, 1998 follow:

---------------------------------------------------------------------
                                           1998       1997       1996
---------------------------------------------------------------------
  Revenues                                $ 570     $1,760    $ 2,147
  Costs and expenses                        795      2,098      2,437
---------------------------------------------------------------------
  Loss before income taxes                 (225)      (338)      (290)
  Income tax benefits                        59        143        100
---------------------------------------------------------------------
  Net loss from operations(*)             $(166)    $ (195)   $  (190)
---------------------------------------------------------------------

  * The 1998, 1997 and 1996 operating results exclude the gains and losses related to sales of the Insurance subsidiaries. The results in the above table, including the sale-related impacts, were charged to reserves established for this purpose and, therefore, did not impact our earnings. The 1998 results exclude the first quarter 1998 after-tax charge of $190.

Other Financial Services. In 1995, we completed the sale of Xerox Financial Services Life Insurance Company and related companies (Xerox Life). In connection with the transaction, OakRe Life Insurance Company (OakRe), a wholly owned XFSI subsidiary, assumed responsibility, via coinsurance agreements, for the Single Premium Deferred Annuity (SPDA) policies issued by Xerox Life. As a result of these coinsurance agreements, at December 31, 1998 and 1997, the consolidated balance sheet includes approximately $0.8 billion and $1.5 billion, respectively, of invested assets and the related reinsurance liabilities associated with these SPDA policies. These liabilities are expected to be substantially satisfied by the year 2000 as the policies are either terminated by the policyholder or renewed and transferred to the buyer.

   In support of OakRe's coinsurance obligations, XFSI established a $500 letter of credit and line of credit, expiring in 2000, with a group of banks. These facilities are unused and available at December 31, 1998.

Third Party Financing and Real Estate. We have made substantial progress in disengaging from the Third Party Financing and Real Estate businesses that were discontinued in 1990. During the three years ended December 31, 1998, we received net cash proceeds of $236 ($48 in 1998, $152 in 1997 and $36 in 1996) from the sale of individual assets and from run-off and collection activities. The amounts received were consistent with our estimates in the disposal plan and were used primarily to retire debt. The remaining assets at December 31, 1998 primarily represent asset-based financing leases, many with long-duration contractual maturities and unique tax attributes.

Total Discontinued Operations. The consolidated financial statements present the Insurance, Other Financial Services and Third Party Financing and Real Estate businesses as discontinued operations. Debt was assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations, adjusted for subsequent paydowns. Interest expense thereon is primarily determined based on our annual average domestic borrowing costs. Assigned and direct interest expense for the discontinued businesses for the years ended December 31, 1998, 1997 and 1996 was $143, $201 and $226, respectively.

48   XEROX CORPORATION

                                                                           NOTES

   Summarized information of discontinued operations for the three years ended December 31, 1998 follows:

----------------------------------------------------------------------
                                              1998      1997      1996
----------------------------------------------------------------------
  Balance Sheet Data
  Assets
  Insurance
  Investment, net                           $  513    $1,076    $1,846
----------------------------------------------------------------------
  Other Financial Services
  Investments                                  805     1,537     1,991
  Other assets, net                            102       114       111
----------------------------------------------------------------------
  OFS assets                                   907     1,651     2,102
----------------------------------------------------------------------
  Third Party Financing and
    Real Estate
  Gross finance receivables                    252       303       401
  Unearned income and other                     (2)       (5)       49
----------------------------------------------------------------------
  Investment, net                              250       298       450
----------------------------------------------------------------------
  Investment in discontinued operations     $1,670    $3,025    $4,398
----------------------------------------------------------------------
  Liabilities
  OFS policyholders' deposits               $  775    $1,523    $1,998
  Other OFS liabilities                          -         3         3
  Long-term debt                               136       167       273
----------------------------------------------------------------------
  Discontinued operations liabilities       $  911    $1,693    $2,274
----------------------------------------------------------------------
  Net investment in discontinued
    operations                              $  759    $1,332    $2,124
----------------------------------------------------------------------

   Based on current estimates, we believe that the proceeds received from disposal of the remaining net discontinued assets will be consistent with our net carrying value of these businesses.

11  Debt
Short-Term Debt. Short-term borrowings data at December 31, 1998 and 1997 follow:

----------------------------------------------------------------------
                                          Weighted
                                           Average
                                          Interest
                                          Rates at
                                          12/31/98      1998      1997
----------------------------------------------------------------------
  Notes payable                              3.34%    $  536    $1,164
  Foreign commercial paper                   5.32%       384       629
----------------------------------------------------------------------
  Total short-term debt                                  920     1,793
  Current maturities of long-term debt                 3,184     1,914
----------------------------------------------------------------------
  Total                                               $4,104    $3,707
----------------------------------------------------------------------

     Notes payable generally represent foreign currency denominated borrowings of non-U.S. subsidiaries.

Long-Term Debt. A summary of long-term debt by final maturity date at December 31, 1998 and 1997 follows:

----------------------------------------------------------------------
                                          Weighted
                                           Average
                                          Interest
                                          Rates at
                                          12/31/98      1998      1997
----------------------------------------------------------------------
  U.S. Operations
  Xerox Corporation (parent company)
  Guaranteed ESOP notes due 1998-2004         7.63%   $  370    $  434
  Notes due 1998                                 -         -       585
  Notes due 1999                              5.47     1,108       730
  Notes due 2000                              7.33       600       600
  Notes due 2001                              6.08       675       212
  Notes due 2002                              7.70       230       200
  Notes due 2003                              5.60     1,360       147
  Notes due 2004                              7.15       200       200
  Notes due 2006                                 -         -        25
  Notes due 2007                                 -         -        25
  Notes due 2011                                 -         -        50
  Notes due 2016                              7.20       250       250
  Convertible notes due 2018                  3.63       575         -
  Notes due 2026                                 -         -       350
  Notes due 2038                              5.07        25         -
  Other debt due 1998-2014                    6.88       137       126
  Capital lease obligations                      -         -         3
----------------------------------------------------------------------
  Subtotal                                             5,530     3,937
----------------------------------------------------------------------
  Xerox Credit Corporation
  Notes due 1998                                 -         -       795
  Notes due 1999                              6.01     1,175       300
  Notes due 2000                              5.37       536       201
  Notes due 2001                              5.17        51       126
  Notes due 2002                                 -         -       250
  Notes due 2007                                 -         -        25
  Notes due 2012                                 -         -       225
  Floating rate notes due 2048                5.09        60        60
  Other notes due 1999 and 2000                  -         -         4
----------------------------------------------------------------------
  Subtotal                                             1,822     1,986
----------------------------------------------------------------------
  Total U.S. operations                               $7,352    $5,923
----------------------------------------------------------------------


                                                        XEROX CORPORATION     49

NOTES

----------------------------------------------------------------------
                                          Weighted
                                           Average
                                          Interest
                                          Rates at
                                          12/31/98      1998      1997
----------------------------------------------------------------------
  International Operations
  Various obligations, payable in:
  Canadian dollars due 1998-2007             11.43%  $    99   $   124
  Dutch guilders due 1998-2000                5.14        37        66
  French francs due 1998-2001                 4.14         7        21
  German marks due 1998-1999                  6.37        10        51
  Pounds sterling due 1998-2003               8.75       207       206
  Swiss francs due 1998-2000                  3.59        13        35
  Italian lire due 1998-2000                  6.20       140       123
  U.S. dollars due 1998-2008                  5.66     1,013       229
  Other currencies due 1998-2003              7.56       189       207
  Capital lease obligations                   7.50         1         3
----------------------------------------------------------------------
  Total international operations                       1,716     1,065
----------------------------------------------------------------------
  Other borrowings deemed long-term                    5,119     3,872
----------------------------------------------------------------------
  Subtotal                                            14,187    10,860
  Less current maturities                              3,184     1,914
----------------------------------------------------------------------
  Total long-term debt                               $11,003   $ 8,946
----------------------------------------------------------------------

Consolidated Long-Term Debt Maturities. Payments due on long-term debt for the next five years and thereafter follow:

----------------------------------------------------------------------------
       1999         2000         2001         2002         2003   Thereafter
----------------------------------------------------------------------------
     $3,184       $1,446       $1,242         $382       $1,614       $1,200
----------------------------------------------------------------------------

   These payments do not include amounts relating to domestic commercial paper and foreign bank notes payable, which have been classified as long-term debt under the caption "Other borrowings deemed long-term." These borrowings are classified as long-term because we have the intent to refinance them on a long-term basis and the ability to do so under our revolving credit agreement.

   Certain of our debt agreements allow us to redeem outstanding debt prior to scheduled maturity. Outstanding debt issues with these call features are classified in the preceding five-year maturity table in accordance with management's current expectations. The actual decision as to early redemption will be made at the time the early redemption option becomes exercisable and will be based on prevailing economic and business conditions and the relative costs of new borrowing.

Convertible Debt. In April 1998, we issued convertible subordinated debentures for net proceeds of $575. The amount due upon maturity in April 2018 is $1,012, resulting in an effective interest rate of 3.625 percent per annum, including
1.003 percent payable in cash semiannually beginning in October 1998. These debentures are convertible at any time at the option of the holder into 7.808 shares of our stock per $1,000 principal amount at maturity of debentures.

Lines of Credit. We have a $7 billion revolving credit agreement with a group of banks, which matures in 2002. This revolver is also accessible by the following wholly owned subsidiaries: Xerox Credit Corporation (up to a $7 billion limit), and Xerox Capital (Europe) plc (up to a $4 billion limit) with our guarantee. Any amounts borrowed under this facility would be at rates based, at the borrower's option, on spreads above certain reference rates such as LIBOR. This agreement is unused and is available to back commercial paper borrowings of our domestic operations, Xerox Capital (Europe) plc and Xerox Overseas Holdings Ltd., which amounted to $4.5 billion at December 31, 1998. In addition, our foreign subsidiaries had unused committed long-term lines of credit used to back short-term indebtedness that aggregate $0.1 billion in various currencies at prevailing interest rates.

Match Funding of Finance Receivables and Indebtedness. We employ a match funding policy for customer financing assets and related liabilities. Under this policy, which is more fully discussed in the accompanying Financial Review on page 35, the interest and currency


50  XEROX CORPORATION

                                                                           NOTES

characteristics of the indebtedness are, in most cases, matched to the interest and currency characteristics of the finance receivables. At December 31, 1998, these operations had approximately $14.5 billion of net finance receivables, which will service approximately $12.0 billion of assigned short- and long-term debt, including $0.1 billion of debt assigned to discontinued third party financing businesses.

Guarantees. At December 31, 1998, we have guaranteed the borrowings of our ESOP and $3,159 of indebtedness of our foreign subsidiaries.

Interest. Interest paid by us on our short- and long-term debt, including amounts relating to debt assigned to discontinued operations, amounted to $859, $812 and $871 for the years ended December 31, 1998, 1997 and 1996, respectively.

Total Short- and Long-Term Debt. Our total indebtedness, excluding the direct indebtedness of Talegen, at December 31, 1998 and 1997 is reflected in the consolidated balance sheet captions as follows:

----------------------------------------------------------------------
                                                        1998      1997
----------------------------------------------------------------------
  Short-term debt and current portion
   of long-term debt                                 $ 4,104   $ 3,707
  Long-term debt                                      10,867     8,779
  Discontinued operations liabilities -
   policyholders' deposits and other                     136       167
----------------------------------------------------------------------
  Total debt                                         $15,107   $12,653
----------------------------------------------------------------------

   A summary of changes in consolidated indebtedness for the three years ended December 31, 1998 follows:

----------------------------------------------------------------------
                                              1998      1997      1996
----------------------------------------------------------------------
  Increase (decrease) in
    short-term debt, net                    $  553   $  (276)  $   973
  Proceeds from long-term debt               3,464     1,807     2,998
  Principal payments on long-term debt      (1,580)   (1,632)   (2,989)
----------------------------------------------------------------------
  Subtotal                                   2,437      (101)      982
  Less change in debt of
    discontinued operations                    (31)     (106)       (8)
----------------------------------------------------------------------
  Total change in debt of
    continuing operations                  $ 2,468   $     5   $   990
----------------------------------------------------------------------

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

                                                            XEROX CORPORATION 51

NOTES

   Virtually all customer financing assets earn fixed rates of interest. Accordingly, through the use of interest rate swaps in conjunction with the contractual maturity terms of outstanding debt, we "lock in" an interest spread by arranging fixed-rate interest obligations with maturities similar to the underlying assets. Additionally, in industrialized countries customer financing assets are funded with liabilities denominated in the same currency. We refer to the effects of these conservative practices as "match funding" our customer financing assets. This practice effectively eliminates the risk of a major decline in interest margins resulting from adverse changes in the interest rate environment. Conversely, this practice does effectively eliminate the opportunity to materially increase margins when interest rates are declining.

   More specifically, pay fixed/receive variable interest rate swaps are often used in place of more expensive fixed-rate debt for the purpose of match funding fixed-rate customer contracts.

   Pay variable/receive variable interest rate swaps ("basis swaps") are used to transform variable rate, medium-term debt into commercial paper or local currency LIBOR rate obligations. Pay variable/receive fixed interest rate swaps are used to transform term fixed-rate debt into variable rate obligations. During 1998, 17 such agreements were cancelled in connection with the early retirement of 17 issues of medium-term notes. The transactions performed within each of these three categories enable the cost-effective management of interest rate exposures. During 1998, the average notional amount of an interest rate swap agreement was $15.

   For the three years ended December 31, 1998, no pay fixed/receive variable interest rate swap agreements were terminated prior to maturity.

   The total notional amounts of these transactions at December 31, 1998 and 1997, based on contract maturity, follow:

--------------------------------------------------------------------------------
                                                                  1998      1997
--------------------------------------------------------------------------------
  Commercial paper/bank borrowings                             $ 2,242   $ 1,991
  Medium-term debt                                               6,629     5,388
  Long-term debt                                                 5,128     4,313
--------------------------------------------------------------------------------
  Total                                                        $13,999   $11,692
--------------------------------------------------------------------------------

   The aggregate notional amounts of interest rate swaps by maturity date and type at December 31, 1998 and 1997 follow:

--------------------------------------------------------------------------------
                                                       2000-     2003-
                                    1998      1999      2002      2016     Total
--------------------------------------------------------------------------------

1998
Pay fixed/receive variable        $    -    $1,792    $4,706    $3,050   $ 9,548
Pay variable/receive variable          -         -       603         -       603
Pay variable/receive fixed             -       450     1,320     2,078     3,848
--------------------------------------------------------------------------------
Total                             $    -    $2,242    $6,629    $5,128   $13,999
--------------------------------------------------------------------------------
Memo:
Interest rate paid                     -      6.36%     5.46%     4.87%     5.39%
Interest rate received                 -      5.10%     5.21%     5.29%     5.22%
--------------------------------------------------------------------------------
1997
Pay fixed/receive variable        $1,136    $1,362    $4,817    $  354   $ 7,669
Pay variable/receive variable        320         -       203         -       523
Pay variable/receive fixed           535       450     1,007     1,508     3,500
--------------------------------------------------------------------------------
Total                             $1,991    $1,812    $6,027    $1,862   $11,692
--------------------------------------------------------------------------------
Memo:
Interest rate paid                  6.20%     6.88%     5.93%     6.05%     6.14%
Interest rate received              6.18%     5.72%     5.55%     6.93%     5.90%
--------------------------------------------------------------------------------


52  XEROX CORPORATION

                                                                           NOTES

Forward Exchange Contracts. We utilize forward exchange contracts to hedge against the potentially adverse impacts of foreign currency fluctuations on foreign currency denominated receivables and payables; firm foreign currency commitments; and investments in foreign operations. Firm foreign currency commitments generally represent committed purchase orders for foreign-sourced inventory. These contracts generally mature in six months or less. At December 31, 1998 and 1997, we had outstanding forward exchange contracts of $2,817 and $1,977, respectively. Of the outstanding contracts at December 31, 1998, the largest single currency represented was the British pound sterling. Contracts denominated in British pounds sterling, U.S. dollars, Brazilian reais, French francs and Japanese yen accounted for over 75 percent of our forward exchange contracts. On contracts that hedge foreign currency denominated receivables and payables, gains or losses are reported currently in income, and premiums or discounts are amortized to income and included in Other, net in the consolidated statements of income. Gains or losses, as well as premiums or discounts, on contracts that hedge firm commitments are deferred and subsequently recognized as part of the underlying transaction. At December 31, 1998, we had a net deferred gain of $17. Gains or losses on contracts that hedge an investment in a foreign operation are reported currently in the balance sheet as a component of cumulative translation adjustments. The premium or discount on contracts that hedge an investment in a foreign operation are amortized to income and included in Other, net in the consolidated statements of income. During 1998, the average notional amount of a forward exchange contract amounted to $17.

Foreign Currency Swap Agreements. We enter into cross-currency interest rate swap agreements, whereby we issue foreign currency denominated debt and swap the proceeds with a counterparty. In return, we receive and effectively denominate the debt in local currencies. Currency swaps are utilized as hedges of the underlying foreign currency borrowings, and exchange gains or losses are recognized currently in Other, net in the consolidated statements of income. During 1998, we entered into cross-currency interest rate swap agreements to convert U.S. dollar-denominated debt ($838) to yen-denominated debt (yen 95 billion) as of December 31, 1998. This synthetic yen debt is designated as a hedge of our investment in Fuji Xerox. Accordingly, related currency gains or losses have been included as a component of cumulative translation adjustments. At December 31, 1998, cross-currency interest rate swap agreements with an aggregate notional amount of $3,143 remained outstanding.

Fair Value of Financial Instruments. The estimated fair values of our financial instruments at December 31, 1998 and 1997 follow:

----------------------------------------------------------------------
                                        1998                1997
----------------------------------------------------------------------
                                Carrying      Fair  Carrying      Fair
                                  Amount     Value    Amount     Value
----------------------------------------------------------------------
  Cash                           $    79   $    79   $    75   $    75
  Accounts receivable, net         2,671     2,671     2,145     2,145
  Short-term debt                    920       920     1,793     1,793
  Long-term debt                  14,187    14,524    10,860    11,189
  Interest rate and currency
   swap agreements                     -        47         -        25
  Forward exchange contracts           -        51         -       (44)
----------------------------------------------------------------------

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

                                                            XEROX CORPORATION 53

NOTES


13  Employee Benefit Plans
We sponsor numerous pension and other postretirement benifit plans in our U.S. and international operations.

----------------------------------------------------------------------------------------------------------------------
                                                                      Pension Benefits             Other Benefits
======================================================================================================================
                                                                         1998         1997         1998         1997
----------------------------------------------------------------------------------------------------------------------
 Change in Benefit Obligation
 Benefit obligation, January 1                                        $ 7,399      $ 6,441      $ 1,029      $   892
 Service cost                                                             172          167           26           25
 Interest cost                                                            916          948           72           66
 Plan participants' contributions                                          13           31            -            -
 Plan amendments                                                            -           11            -            -
 Actuarial loss                                                           157          254            8          100
 Currency exchange rate changes                                            31         (130)          (3)          (2)
 Curtailments                                                              (9)         (18)          20            -
 Special termination benefits                                              99            -            2            -
 Benefits paid                                                           (738)        (305)         (59)         (52)
----------------------------------------------------------------------------------------------------------------------
 Benefit obligation, December 31                                        8,040        7,399        1,095        1,029
======================================================================================================================
 Change in Plan Assets
 Fair value of plan assets, January 1                                   7,708        6,771            -            -
 Actual return on plan assets                                             872        1,293            -            -
 Employer contribution                                                     80           45           59           52
 Plan participants' contributions                                          13           31            -            -
 Currency exchange rate changes                                            23         (127)           -            -
 Benefits paid                                                           (738)        (305)         (59)         (52)
----------------------------------------------------------------------------------------------------------------------
 Fair value of plan assets, December 31                                 7,958        7,708            -            -
======================================================================================================================
 Funded status (including under-funded and non-funded plans)              (82)         309       (1,095)      (1,029)
 Unamortized transition assets                                            (61)         (81)           -            -
 Unrecognized prior service cost                                           28           34           (4)          (4)
 Unrecognized net actuarial (gain) loss                                   121         (217)           7          (46)
----------------------------------------------------------------------------------------------------------------------
 Net amount recognized                                                $     6      $    45      $(1,092)     $(1,079)
======================================================================================================================
 Amounts recognized in the consolidated balance sheets consist of:
  Prepaid benefit cost                                                $   349      $   297            -            -
  Accrued benefit liability                                              (343)        (252)     $(1,092)     $(1,079)
----------------------------------------------------------------------------------------------------------------------
 Net amount recognized                                                $     6      $    45      $(1,092)     $(1,079)
======================================================================================================================
 Under-funded or non-funded plans
  Aggregate benefit obligation                                        $   345      $   334      $ 1,095      $ 1,029
  Aggregate fair value of plan assets                                 $    35      $    68      $     -      $     -
----------------------------------------------------------------------------------------------------------------------
 Weighted-average assumptions as of December 31
 Discount rate                                                            7.0%         7.4%         7.0%         7.2%
 Expected return on plan assets                                           9.2          9.5
 Rate of compensation increase                                            4.2          4.4
----------------------------------------------------------------------------------------------------------------------


54 XEROX CORPORATION

                                                                           NOTES

------------------------------------------------------------------------------------------------------------
                                                Pension Benefits                   Other Benefits
============================================================================================================
                                              1998        1997        1996     1998       1997        1996
------------------------------------------------------------------------------------------------------------
Components of Net Periodic Benefit Cost
Defined benefit plans
Service cost                               $   172     $   167     $   164     $ 26    $    25     $    26
Interest cost                                  916         948         787       72         66          63
Expected return on plan assets              (1,010)     (1,014)       (849)       -          -           -
Recognized net actuarial (gain)/loss            10          16           8        -         (4)         (1)
Amortization of prior service cost               6           8           6        -          -           -
Recognized net transition asset                (19)        (20)        (18)       -          -           -
Recognized curtailment/settlement gain         (60)        (31)         (7)       -          -           -
------------------------------------------------------------------------------------------------------------
  Net periodic benefit cost                     15          74          91       98         87          88
Defined contribution plans                      32          23          17        -          -           -
------------------------------------------------------------------------------------------------------------
Total                                      $    47     $    97     $   108     $ 98    $    87     $    88
============================================================================================================

   Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For measurement purposes, a 7.5 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The rate was assumed to decrease gradually to 5.25 percent in 2002 and thereafter.

   A one-percentage-point change in assumed health care cost trend rates would have the following effects:

--------------------------------------------------------------------------------
                                                         One-              One-
                                                  percentage-       percentage-
                                                        point             point
                                                     increase          decrease
================================================================================
Effect on total service and interest
   cost components                                          4               (4)
Effect on postretirement benefit obligation                57              (54)
--------------------------------------------------------------------------------

Employee Stock Ownership Plan (ESOP) Benefits. In 1989, we established an ESOP and sold to it 10 million shares of Series B Convertible Preferred Stock (Convertible Preferred) of the Company for a purchase price of $785. Each ESOP share is convertible into six common shares of the Company. The Convertible Preferred has a $1 par value, a guaranteed minimum value of $78.25 per share and accrues annual dividends of $6.25 per share. The ESOP borrowed the purchase price from a group of lenders. The ESOP debt is included in our consolidated balance sheets because we guarantee the ESOP borrowings. A corresponding amount classified as Deferred ESOP benefits represents our commitment to future compensation expense related to the ESOP benefits.

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

   Information relating to the ESOP for the three years ended December 31, 1998 follows:

---------------------------------------------------------------------
                                         1998       1997       1996
=====================================================================
Interest on ESOP Borrowings              $33         $38        $42
---------------------------------------------------------------------
Dividends declared on Convertible
  Preferred Stock                        $56         $57        $58
---------------------------------------------------------------------
Cash contribution to the ESOP            $41         $39        $36
---------------------------------------------------------------------
Compensation expense                     $44         $40        $37
=====================================================================

   We recognize ESOP costs based on the amount committed to be contributed to the ESOP plus related trustee, finance and other charges.



                                                        XEROX CORPORATION     55

NOTES


14 Income Taxes
   The parent company and its domestic subsidiaries file consolidated U.S. income tax returns. Generally, pursuant to tax allocation arrangements, domestic subsidiaries record their tax provisions and make payments to the parent company for taxes due or receive payments from the parent company for tax benefits utilized.

   Income before income taxes from continuing operations for the three years ended December 31, 1998 consists of the following:

-----------------------------------------------------------------
                                 1998         1997         1996
=================================================================
Domestic income                  $625       $1,082       $  781
Foreign income                    138        1,059        1,163
-----------------------------------------------------------------
Income before income taxes       $763       $2,141       $1,944
=================================================================

   Provisions for income taxes from continuing operations for the three years ended December 31, 1998 consist of the following:

----------------------------------------------------------
                            1998         1997       1996
==========================================================
Federal income taxes
  Current                   $265         $253       $210
  Deferred                  (149)          67         50
Foreign income taxes
  Current                    178          168        205
  Deferred                  (143)         158        166
State income taxes
  Current                     70           69         62
  Deferred                   (14)          13          7
----------------------------------------------------------
Income taxes                $207         $728       $700
==========================================================

   A reconciliation of the U.S. federal statutory income tax rate to the effective income tax rate for continuing operations for the three years ended December 31, 1998 follows:

-----------------------------------------------------------------------------
                                               1998        1997        1996
=============================================================================
U.S. federal statutory income tax rate        35.0%       35.0%       35.0%
Foreign earnings and dividends
  taxed at different rates                    (7.3)       (3.2)         .5
Goodwill amortization                           .7          .3          .3
Tax-exempt income                             (2.3)        (.8)        (.5)
State taxes                                    4.7         2.5         2.3
Change in valuation allowance for
  deferred tax assets                            -           -        (1.0)
Other                                         (3.7)         .2         (.6)
-----------------------------------------------------------------------------
Effective income tax rate                     27.1%       34.0%       36.0%
=============================================================================

   The 1998 effective tax rate of 27.1 percent is 6.9 percentage points lower than 1997. Excluding the 1998 worldwide restructuring program, the 1998 effective tax rate is 31.6 percent, which is 2.4 percentage points lower than 1997. This lower 1998 rate is primarily attributable to an increase in foreign tax credits, refund of foreign taxes and mix of profits from our worldwide operations.

   The 1997 effective tax rate of 34.0 percent is 2.0 percentage points lower than 1996. This lower 1997 rate is primarily attributable to an increase in foreign tax credits, refund of foreign taxes and mix of profits from our worldwide operations.

   On a consolidated basis, including the effects of discontinued operations, we paid a total of $217, $241 and $252 in income taxes to federal, foreign and state income-taxing authorities in 1998, 1997 and 1996, respectively.

   Total income tax expense (benefit) for the three years ended December 31, 1998 was allocated as follows:

-------------------------------------------------------------
                                    1998      1997      1996
=============================================================
Income taxes on income
   from continuing operations      $ 207     $ 728     $ 700
Tax benefit included in
   minorities' interests(*)          (20)      (19)        -
Discontinued operations              (54)     (166)      (84)
Common shareholders' equity(**)     (140)      (57)      (15)
-------------------------------------------------------------
Total                              $  (7)    $ 486     $ 601
=============================================================

(*) Benefit relates to preferred securities as more fully described in Note 16 on page 58.

(**) For dividends paid on shares held by the ESOP; cumulative translation adjustments and tax benefit on nonqualified stock options.
================================================================================

   Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries and other foreign investments carried at equity. The amount of such earnings included in consolidated retained earnings at December 31, 1998 was approximately $4.7 billion. These earnings have been substantially reinvested, and we do not plan to initiate any action that would precipitate the payment of income taxes thereon. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings.




56    XEROX CORPORATION

   The tax effects of temporary differences that give rise to significant portions of the deferred taxes at December 31, 1998 and 1997 follow:

--------------------------------------------------------------------
                                             1998             1997
====================================================================
Tax effect of future tax deductions
  Depreciation                            $   443           $  294
  Postretirement medical benefits             419              406
  Restructuring reserves                      329               22
  Other operating reserves                    277              299
  Deferred intercompany profit                 76               60
  Allowance for doubtful accounts              93               95
  Deferred compensation                       165              151
  Tax credit carryforwards                    104              125
  Research and development                    564              256
  Other                                       116              133
--------------------------------------------------------------------
Total                                     $ 2,586           $1,841
====================================================================
Tax effect of future taxable income
  Installment sales and leases            $(1,407)         $(1,282)
  Leveraged leases                            (23)             (21)
  Deferred income                            (630)            (353)
  Other                                      (264)            (192)
--------------------------------------------------------------------
Total                                     $(2,324)         $(1,848)
====================================================================

   The above amounts are classified as current or long-term in the consolidated balance sheets in accordance with the asset or liability to which they relate. Current deferred tax assets at December 31, 1998 and 1997 amounted to $551 and $516, respectively.

   We conclude that it is more likely than not that the deferred tax assets will be realized in the ordinary course of operations based on scheduling of deferred tax liabilities and income from operating activities.

   At December 31, 1998, we have tax credit carryforwards for federal income tax purposes of $2 available to offset future federal income taxes through 2002 and $104 available to offset future federal income taxes indefinitely. We also have net operating loss carryforwards for income tax purposes of $80 which are available to offset future taxable income through 2005 and $90 available to offset future taxable income indefinitely.


15  Litigation

On March 10, 1994, a lawsuit was filed in the United States District Court for the District of Kansas by two independent service organizations (ISOs) in Kansas City and St. Louis and their parent company. Subsequently, a single corporate entity, CSU, L.L.C. ("CSU") was substituted for the three affiliated companies. CSU claimed damages predominately resulting from the Company's alleged refusal to sell parts for high volume copiers and printers to CSU prior to 1994. The Company's policies and practices with respect to the sale of parts to ISOs were at issue in an antitrust class action in Texas, which was settled by the Company during 1994. Claims for individual lost profits of ISOs who were not named parties, such as CSU, were not included in that class action. The Company asserted counterclaims against CSU alleging patent and copyright infringement relating to the copying of diagnostic software and service manuals. On April 8, 1997, the District Court granted partial summary judgment in favor of the Company on CSU's antitrust claims, ruling that the Company's unilateral refusal to sell or license its patented parts cannot give rise to antitrust liability. On January 8, 1999, the Court dismissed with prejudice all of CSU's antitrust claims. CSU has preserved for appeal only its claims that Xerox unlawfully refused to sell critical parts (including patented parts), to sell manuals and to license patented and copyrighted software and its claim that the Company's refusal to sell non-critical parts was unlawful because it was in conjunction with an allegedly unlawful refusal to sell critical parts. The District Court also granted summary judgment in favor of the Company on its patent infringement claim, leaving open with respect to patent infringement only the issues of willfulness and the amount of damages, and granted partial summary judgment in favor of the Company with respect to some of its claims of copyright infringement. A judgment in the amount of $1.0 was entered in favor of the Company and against CSU on the copyright infringement counterclaim. Pursuant to a final judgment entered by the Court on January 11, 1999 CSU was granted leave to appeal the antitrust claims and copyright counterclaims without entry of final judgment on the patent claims.

                                                        XEROX CORPORATION     57

NOTES



   On April 11, 1996, an action was commenced by Accuscan Corp. (Accuscan), in the United States District Court for the Southern District of New York, against the Company seeking unspecified damages for infringement of a patent of Accuscan which expired in 1993. The suit, as amended, was directed to facsimile and certain other products containing scanning functions and sought damages for sales between 1990 and 1993. On April 1, 1998, the jury entered a verdict in favor of Accuscan for $40. However, on September 14, 1998, the Court granted the Company's motion for a new trial on damages. The Company is also seeking to appeal the issue of liability and believes that the liability verdict should be set aside.

   On December 18, 1998, three former employees of Crum & Forster Holdings, Inc. (a former subsidiary of ours) ("C&F") filed a lawsuit in the United States District Court for the District of New Jersey claiming wrongful termination of their participation in the Xerox Corporation Employee Stock Ownership Plan ("ESOP"). Xerox, the ESOP, C&F and the company that acquired C&F are named defendants. Plaintiffs purport to bring this action on behalf of themselves and a class of approximately 10,000 persons who were employed by C&F (or one of its insurance subsidiaries which also participated in the ESOP) from July 1, 1989 through December 31, 1993. Plaintiffs assert violations of the Employee Retirement Income Security Act, breach of contract, conversion, unjust enrichment and fraudulent misrepresentation. They are seeking approximately $250 in damages.

   The foregoing action is related to an action previously filed in the United States District Court for the Western District of Texas. The Texas plaintiffs did not specify their damages, but they are seeking certification of a similar class of former ESOP participants. Plaintiffs' motion for class certification and our motion to dismiss the Texas action are still pending.

   We deny any wrongdoing and we intend to vigorously defend both the Texas and New Jersey actions.


16  Preferred Securities
We have 22 million authorized shares of cumulative preferred stock, $1 par value. Outstanding preferred stock at December 31, 1998 and 1997 follows (shares in thousands):

------------------------------------------------------------------------
                                      1998                 1997
------------------------------------------------------------------------
                                Shares  Amount        Shares   Amount
========================================================================
  Convertible
    Preferred Stock             8,785      $687       9,013       $705
========================================================================

Convertible Preferred Stock. As more fully described in Note 13 on page 55, we sold, for $785, 10 million shares of our Series B Convertible Preferred Stock (ESOP shares) in 1989 in connection with the establishment of our ESOP. As employees with vested ESOP shares leave the Company, these shares are redeemed by us. We have the option to settle such redemptions with either shares of common stock or cash.

Preferred Stock Purchase Rights. We have a shareholder rights plan designed to deter coercive or unfair takeover tactics and to prevent a person or persons from gaining control of us without offering a fair price to all shareholders.

   Under the terms of the plan, one-half of one preferred stock purchase right (Right) accompanies each share of outstanding common stock (giving effect to the two-for-one stock split in February 1999). Each full Right entitles the holder to purchase from us one three-hundredth of a new series of preferred stock at an exercise price of $250.

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



58      XEROX CORPORATION

                                                                           NOTES



the consolidated balance sheet. These shares are mandatorily redeemable on February 28, 2006 for Cdn. $90 million. The difference between the redemption amount and the proceeds from the issue is being amortized, through the redemption date, to minorities' interests in earnings of subsidiaries in the consolidated statements of income. We have guaranteed the redemption value.

Company-obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely subordinated debentures of the Company. On January 29, 1997, a trust sponsored and wholly owned by the Company issued $650 aggregate liquidation amount preferred securities (the "Original Preferred Securities") to investors and 20,103 shares of common securities to the Company, the proceeds of which were invested by the trust in $670.1 aggregate principal amount of the Company's newly issued 8 percent Junior Subordinated Debentures due 2027 ("the Original Debentures"). On June 13, 1997, pursuant to a registration statement filed by the Company and the trust with the Securities and Exchange Commission, Original Preferred Securities with an aggregate liquidation preference amount of $644.2 and Original Debentures with a principal amount of $644.2 were exchanged for a like amount of preferred securities (together with the Original Preferred Securities, the "Preferred Securities") and 8 percent Junior Subordinated Debentures due 2027 (together with the Original Debentures, the "Debentures") which were registered under the Securities Act of 1933. The Debentures represent all of the assets of the trust. The proceeds from the issuance of the Original Debentures were used by the Company for general corporate purposes. The Debentures and related income statement effects are eliminated in the Company's consolidated financial statements.

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

17  Common Stock
We have 1.05 billion authorized shares of common stock, $1 par value. At December 31, 1998 and 1997, 45.3 and 41.5 million shares, respectively, were reserved for issuance under our incentive compensation plans. In addition, at December 31, 1998, 13.2 million common shares were reserved for the conversion of $628 of convertible debt and 52.7 million common shares were reserved for conversion of ESOP-related Convertible Preferred Stock.

Treasury Stock. The Board of Directors has authorized us to repurchase up to $1 billion of our common stock. The stock will be repurchased from time to time on the open market depending on market conditions. During 1998 and 1997, we repurchased 3.7 and 4.0 million shares for $172 and $116, respectively. Since inception of the program we have repurchased 20.6 million shares for $594. Common shares issued for stock option exercises, conversion of convertible securities and other exchanges were partially satisfied by reissuances of treasury shares.

Put Options. In connection with the share repurchase program, during 1998, 1997 and 1996, we sold 1.0 million, 8.0 million and 5.6 million put options, respectively, that entitle the holder to sell one share of our common stock to us at a specified price. These put options are exercisable only at maturity and can be settled in cash at our option. The put options had original maturities ranging from six months to two years.

   At December 31, 1998, 1.0 million put options remain outstanding with a strike price of $47.93 per share.



                                                       XEROX CORPORATION      59

NOTES



Stock Option and Long-Term Incentive Plans. We have a long-term incentive plan whereby eligible employees may be granted nonqualified stock options and performance unit rights. Subject to vesting and other requirements, performance unit rights are typically paid in our common stock, beginning with the 1998 awards and are typically paid in cash for units awarded prior to 1998. The value of each performance unit was typically based upon the level of return on assets during the year in which granted. Performance units ratably vest in the three years after the year awarded.

   Stock options and rights are settled with newly issued or treasury shares of our common stock. Stock options granted prior to December 31, 1995 normally vest in two years and normally expire five years from the date of grant. Stock options granted subsequent to December 31, 1995 vest in three years and generally will expire eight years from the date of grant. The exercise price of the options is equal to the market value of our common stock on the effective date of grant.

   At December 31, 1998 and 1997, 6.4 and 8.5 million shares, respectively, were available for grant of options or rights. The following table provides information relating to the status of, and changes in, options granted:

------------------------------------------------------------------------------------------------
Employee Stock Options                 1998                 1997                   1996
------------------------------------------------------------------------------------------------
                                          Average                Average                Average
                                Stock      Option      Stock      Option      Stock      Option
(Options in thousands)        Options       Price    Options       Price    Options       Price
================================================================================================
Outstanding at January 1       27,134     $    26     22,206     $    19     21,588     $    17
Granted                         8,980          47     12,201          34      7,376          22
Cancelled                        (199)         37       (300)         24       (730)         19
Exercised                      (5,571)         20     (6,973)         17     (5,878)         16
Surrendered for SARs                -           -          -           -       (150)          8
Outstanding at December 31     30,344          33     27,134          26     22,206          19
------------------------------------------------------------------------------------------------
Exercisable at end of year      9,622                  8,850                  8,888
================================================================================================
  Options outstanding and exercisable at December 31, 1998 are as follows:
------------------------------------------------------------------------------------------------------------------------------
Thousands except per share data                     Options Outstanding                              Options Exercisable
==============================================================================================================================
                                                             Weighted
 Range of                                  Number   Average Remaining   Weighted Average          Number    Weighted Average
 Exercise Prices                      Outstanding    Contractual Life     Exercise Price     Exercisable      Exercise Price
------------------------------------------------------------------------------------------------------------------------------
 $13.18 to $19.63                          4,972                 1.75            $ 17.94           4,972           $   17.94
  19.77 to  28.91                          4,939                 4.88              22.09           2,806               22.10
  30.97 to  44.16                         16,477                 6.31              37.06           1,844               31.96
  46.88 to  54.86                          3,956                 6.98              49.64               -                   -
------------------------------------------------------------------------------------------------------------------------------
 $13.18 to $54.86                         30,344                 5.42            $ 33.13           9,622           $   21.84
------------------------------------------------------------------------------------------------------------------------------


60      XEROX CORPORATION

                                                                           NOTES



We do not recognize compensation expense relating to employee stock options because the exercise price of the option equals the fair value of the stock on the effective date of grant. If we had determined the compensation based on the value as determined by the modified Black-Scholes option pricing model, in accordance with SFAS No. 123, the pro forma net income and earnings per share would be as follows:

-----------------------------------------------------------------------------
                                              1998         1997         1996
=============================================================================
Net income - as reported                     $ 395       $1,452       $1,206
Net income - pro forma                         350        1,429        1,189
Basic earnings per share - as reported        0.53         2.16         1.78
Basic earnings per share - pro forma          0.46         2.12         1.75
Diluted earnings per share - as reported      0.52         2.02         1.66
Diluted earnings per share - pro forma        0.45         1.99         1.64
-----------------------------------------------------------------------------

   The effects of applying SFAS No. 123 in this pro forma disclosure are not necessarily indicative of future amounts.

   As reflected in the pro forma amounts in the table above, the fair value of each option granted in 1998, 1997 and 1996 was $13.31, $9.03 and $5.25, respectively. The fair value of each option granted was estimated on the date of grant using the following weighted average assumptions:

------------------------------------------------------------
                              1998        1997        1996
============================================================
Risk-free interest rate        5.2%        6.1%        5.7%
Expected life in years         5.3         5.0         5.5
Expected volatility           24.9%       23.5%       22.0%
Expected dividend yield        1.4%        1.9%        2.6%
============================================================

18  Earnings per Share
A reconciliation of the numerators and denominators of the basic and diluted EPS calculation follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                    1998                           1997                           1996
----------------------------------------------------------------------------------------------------------------------------------
                                        Income     Shares       Per   Income      Shares      Per    Income      Shares      Per
                                       (Numer-    (Denom-     Share  (Numer-     (Denom-    Share   (Numer-     (Denom-    Share
(Shares in thousands)                    ator)    inator)    Amount    ator)     inator)   Amount     ator)     inator)   Amount
==================================================================================================================================
Basic EPS
 Income from continuing operations       $585                         $1,452                         $1,206
 Accrued dividends on preferred stock     (46)                           (44)                           (44)
Basic EPS                                 539     658,956     $0.82    1,408     653,371    $2.16     1,162     654,388    $1.78
==================================================================================================================================
Diluted EPS
 Stock options and other incentives                 9,811                          7,929                         10,642
 ESOP Adjustment, net of tax                                              44      54,686                 40      55,962
 Convertible debt, net of tax               3       5,287                  3       5,287                  3       5,287
Diluted EPS                              $542     674,054     $0.80   $1,455     721,273    $2.02    $1,205     726,279    $1.66
==================================================================================================================================
  Note: Recalculation of per share amounts may be off by $0.01 in certain instances due to rounding.
----------------------------------------------------------------------------------------------------------------------------------



                                                       -------------------------
                                                       XEROX CORPORATION      61
                                                       -------------------------

NOTES


Quarterly Results of Operations
(Unaudited)

-----------------------------------------------------------------------------------------------------------------------------
                                                                          First       Second     Third    Fourth        Full
 In millions, except per share data                                     Quarter      Quarter   Quarter   Quarter        Year
=============================================================================================================================
 1998
 Revenues                                                              $  4,304     $  4,742    $4,607    $5,796    $ 19,449
 Costs and Expenses                                                       3,859        5,841     4,067     4,919      18,686
-----------------------------------------------------------------------------------------------------------------------------
 Income (Loss) before Income Taxes, Equity Income and
   Minorities' Interests                                                    445       (1,099)      540       877         763
 Income Taxes                                                               147         (385)      173       272         207
 Equity in Net Income of Unconsolidated Affiliates                           14           12        28        20          74
 Minorities' Interests in Earnings of Subsidiaries                           11           10        14        10          45
-----------------------------------------------------------------------------------------------------------------------------
 Income (Loss) from Continuing Operations                                   301         (712)      381       615         585
 Discontinued Operations                                                   (190)           -         -         -        (190)
-----------------------------------------------------------------------------------------------------------------------------
 Net Income (Loss)(1)                                                    $  111       $ (712)   $  381    $  615     $   395
=============================================================================================================================
 Basic Earnings (Loss) per Share
   Continuing Operations                                                 $ 0.44      $ (1.10)   $ 0.56    $ 0.92     $  0.82
   Discontinued Operations                                                (0.29)          -          -         -       (0.29)
-----------------------------------------------------------------------------------------------------------------------------
 Basic Earnings per Share                                                $ 0.15      $ (1.10)   $ 0.56    $ 0.92     $  0.53
=============================================================================================================================
 Diluted Earnings (Loss) per Share(2)
   Continuing Operations                                                 $ 0.42      $ (1.10)   $ 0.53    $ 0.84      $ 0.80
   Discontinued Operations                                                (0.26)          -          -         -       (0.28)
-----------------------------------------------------------------------------------------------------------------------------
 Diluted Earnings per Share(2)                                           $ 0.16      $ (1.10)   $ 0.53    $ 0.84     $  0.52
=============================================================================================================================

 1997
 Revenues                                                              $  4,017     $  4,351    $4,371    $5,405    $ 18,144
 Costs and Expenses                                                       3,589        3,854     3,921     4,639      16,003
-----------------------------------------------------------------------------------------------------------------------------
 Income before Income Taxes, Equity Income and Minorities' Interests        428          497       450       766       2,141
 Income Taxes                                                               150          175       153       250         728
 Equity in Net Income of Unconsolidated Affiliates                           22           46        37        22         127
 Minorities' Interests in Earnings of Subsidiaries                           30           31        14        13          88
-----------------------------------------------------------------------------------------------------------------------------
 Income from Continuing Operations                                          270          337       320       525       1,452
 Discontinued Operations                                                      -            -         -         -           -
-----------------------------------------------------------------------------------------------------------------------------
 Net Income                                                              $  270       $  337    $  320    $  525     $ 1,452
=============================================================================================================================
 Basic Earnings per Share
   Continuing Operations                                                 $ 0.40       $ 0.50    $ 0.47    $ 0.79     $  2.16
   Discontinued Operations                                                    -          -           -         -           -
-----------------------------------------------------------------------------------------------------------------------------
 Basic Earnings per Share                                                $ 0.40       $ 0.50    $ 0.47    $ 0.79     $  2.16
=============================================================================================================================
 Diluted Earnings per Share(3)
   Continuing Operations                                                 $ 0.37       $ 0.47    $ 0.44    $ 0.73     $  2.02
   Discontinued Operations                                                    -          -           -         -           -
-----------------------------------------------------------------------------------------------------------------------------
 Diluted Earnings per Share(3)                                           $ 0.37       $ 0.47    $ 0.44    $ 0.73     $  2.02
=============================================================================================================================

(1) 1998 second quarter includes a restructuring charge of $1,644 ($1,107 after taxes and including our $18 share of a restructuring charge recorded by Fuji Xerox).
(2) 1998 quarterly diluted earnings per share differ from the full year amount because certain antidilutive securities are excluded from the earnings per share calculations.
(3) 1997 quarterly diluted earnings per share differ from the full year amount by $.01 due to rounding.


 62  XEROX CORPORATION

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

   The Company monitors its internal control structure with direct management reviews and a comprehensive program of internal audits. In addition, KPMG LLP, independent auditors, have audited the consolidated financial statements and have reviewed the internal control structure to the extent they considered necessary to support their report, which follows.

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


/s/ Paul A. Allaire                     /s/ Barry D. Romeril

Paul A. Allaire                         Barry D. Romeril
Chairman of the Board and               Executive Vice President and
Chief Executive Officer                 Chief Financial Officer



Report of Independent Auditors
To the Board of Directors and Shareholders of Xerox Corporation:

We have audited the consolidated balance sheets of Xerox Corporation and consolidated subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements appearing on pages 23, 33, 36 and 40-61 present fairly, in all material respects, the financial position of Xerox Corporation and consolidated subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ KPMG LLP

KPMG LLP
Stamford, Connecticut
January 25, 1999


                                                           XEROX CORPORATION  63

NOTES

Eleven Years in Review

-----------------------------------------------------------------------------------------------------------------------------------
  (Dollars in millions, except per-share data)                                        1998         1997         1996         1995
===================================================================================================================================
 Per-Share Data

  Earnings (loss) from continuing operations

   Basic                                                                           $  0.82      $  2.16      $  1.78      $  1.73
   Diluted                                                                            0.80         2.02         1.66         1.61
  Dividends declared                                                                  0.72         0.64         0.58         0.50
===================================================================================================================================

 Operations

  Revenues                                                                        $ 19,449     $ 18,144     $ 17,378     $ 16,588
  Research and development expenses                                                  1,043        1,065        1,044          949
  Income (loss) from continuing operations                                             585        1,452        1,206        1,174
  Net income (loss)                                                                    395        1,452        1,206         (472)
===================================================================================================================================

 Financial Position

  Accounts and finance receivables, net                                           $ 16,984     $ 14,498     $ 13,394     $ 12,389
  Inventories                                                                        3,269        2,792        2,676        2,656
  Land, buildings and equipment, net                                                 2,366        2,377        2,256        2,105
  Investment in discontinued operations                                              1,670        3,025        4,398        4,810
  Total assets                                                                      30,024       27,732       26,818       26,008
  Consolidated capitalization
   Short-term debt                                                                   4,104        3,707        3,536        3,274
   Long-term debt                                                                   11,003        8,946        8,697        8,148
   Total debt                                                                       15,107       12,653       12,233       11,422
   Deferred ESOP benefits                                                             (370)        (434)        (494)        (547)
   Minorities' interests in equity of subsidiaries                                     124          127          843          755
   Company-obligated, mandatorily redeemable
     preferred securities of subsidiary trust holding
     solely subordinated debentures of the Company                                     638          637            -            -
   Preferred stock                                                                     687          705          721          763
   Common shareholders' equity                                                       4,857        4,985        4,367        3,878
   Total capitalization                                                             21,043       18,673       17,670       16,271
===================================================================================================================================

 Selected Data and Ratios

  Common shareholders of record at year-end                                         52,048       54,689       55,908       54,262
  Book value per common share (1)                                                  $  7.35      $  7.59      $  6.71      $  5.92
  Year-end common stock market price                                               $ 59.00      $ 36.94      $ 26.31      $ 22.84
  Employees at year-end                                                             92,700       91,500       86,700       85,900
  Working capital                                                                  $ 3,968      $ 3,074      $ 2,948      $ 2,843
  Current ratio                                                                        1.5          1.4          1.4          1.4
  Additions to land, buildings and equipment                                       $   566      $   520      $   510      $   438
  Depreciation on land, buildings and equipment                                    $   362      $   400      $   372      $   376
===================================================================================================================================

  (*) Data that conform with the 1998 basis of presentation were not available.

  (1) Book value per common share is computed by dividing common shareholders' equity by outstanding common shares plus common shares reserved for the conversion of the Xerox Canada Inc. Exchangeable Class B Stock.

 64  XEROX CORPORATION

-----------------------------------------------------------------------------------------------
     1994          1993          1992          1991          1990          1989          1988
===============================================================================================
  $  1.14     $   (0.42)      $  0.87       $  0.63       $  0.91       $  0.74       $  0.19
     1.07         (0.42)         0.77          0.62          0.87          0.73          0.19
     0.50          0.50          0.50          0.50          0.50          0.50          0.50
===============================================================================================

$  15,084     $  14,229     $  14,298     $  13,438     $  13,210     $  12,095     $  11,354
      895           883           922           890           848           809           794
      794          (193)          562           436           599           488           148
      794          (126)       (1,020)          454           243           704           388
===============================================================================================

$  11,759     $  10,565     $  10,250       $ 8,952       $ 8,016       $ 7,272       $ 6,109
    2,294         2,162         2,257         2,091         2,148         2,413         2,558
    2,108         2,219         2,150         1,950         1,851         1,781         1,803
    7,904         8,841         8,652         9,164         9,695           (*)           (*)
   27,278        26,999        25,792        24,342        24,116           (*)           (*)

    3,159         2,698         2,533         2,038         1,828         1,482         1,174
    7,355         7,386         8,105         7,825         8,726         9,247         6,675
   10,514        10,084        10,638         9,863        10,554        10,729         7,849
     (596)         (641)         (681)         (720)         (756)         (785)            -
    1,021           844           885           818           832           715           806

        -             -             -             -             -             -             -
      832         1,066         1,072         1,078         1,081         1,081           296
    4,177         3,972         3,875         5,140         5,051         5,035         5,371
   15,948        15,325        15,789        16,179        16,762        16,775        14,322
===============================================================================================

   56,414        65,820        68,877        71,213        74,994        78,876        84,864
  $  6.48       $  6.28       $  6.70       $  9.07       $  8.96       $  8.93       $  8.71
  $ 16.50       $ 14.69       $ 13.21       $ 11.42       $  5.92       $  9.54       $  9.73
   87,600        97,000        99,300       100,900        99,000        99,000       100,000
  $ 2,411       $ 2,357       $ 2,578       $ 2,282       $ 2,537           (*)           (*)
      1.4           1.4           1.5           1.5           1.6           (*)           (*)
  $   389       $   470       $   582       $   467       $   405       $   390       $   418
  $   446       $   437       $   418       $   397       $   372       $   370       $   369
===============================================================================================

-----------------------------------------------------------------------------------------------

                                                           XEROX CORPORATION  65

Where to Find Us

Xerox Corporation                     Developing Markets Operations
800 Long Ridge Road                   800 Long Ridge Road
P.O. Box 1600                         P.O. Box 1600
Stamford, CT 06904                    Stamford, CT 06904
203 968-3000                          203 968-3000

Industry Solutions Operations         Xerox Europe
800 Long Ridge Road                   Parkway, Marlow
P.O. Box 1600                         Buckinghamshire Sl7 1YL
Stamford, CT 06904                    England
203 968-3000                          44 1628-890000

General Markets Operations            Fuji Xerox Co., Ltd.
800 Long Ridge Road                   2-17-22 Akasaka
P.O. Box 1600                         Minato-ku, Tokyo 107
Stamford, CT 06904                    Japan
203 968-3000                          81 3 3585-3211

Products and Services
www.xerox.com or by phone:
 .  800 ASK-XEROX (800 275-9376) for any product or service

 . 800 TEAM-XRX (800 832-6979) for any small office or home office product

 . 800 34-XEROX (800 349-3769) for networked products sold through resellers


Additional Information
The Xerox Foundation and Community
Involvement Program: 203 968-3333

Xerox diversity programs and
EEO-1 reports: 203 968-3144

Environmental, Health and
Safety Progress Report: 800 828-6571

Questions from Students and Educators:
800 594-5015 or 716 423-4828
E-mail:  Nancy_Dempsey@mc.xerox.com

Auditors
KPMG LLP
Certified Public Accountants
Stamford Square
3001 Summer Street
Stamford, CT 06905
203 356-9800

Consecutive Dividends Paid to Shareholders

  On January 25, 1999, the Company's Board of Directors approved a two-for-one split of the Company's common stock. Additionally, the Board declared an 11 percent increase in the quarterly common stock dividend to $.20 per share effective April 1, 1999. Xerox has declared dividends to its shareholders for 69 consecutive years and has paid consecutive quarterly dividends since 1948.

  At its February 1, 1999 meeting, the Company's Board of Directors declared the regular quarterly $1.5625 per share dividend on the Company's preferred stock. The Series B Convertible Preferred stock was issued in July 1989 in connection with the formation of a Xerox Employee Stock Ownership Plan.

  Both the common and preferred stock dividends are payable April 1 to shareholders of record March 5.

Xerox Common Stock Prices and Dividends
--------------------------------------------------------------------------------
New York Stock Exchange                     First   Second    Third   Fourth
Composite Prices                           Quarter  Quarter  Quarter  Quarter
--------------------------------------------------------------------------------
1998                       High             $53.38   $57.50   $58.25   $60.81
                           Low               33.09    45.16    39.00    40.91
                           Dividends Paid      .16      .18      .18      .18
--------------------------------------------------------------------------------
1997                       High             $31.63   $39.69   $42.56   $44.00
                           Low               25.75    27.38    36.34    34.00
                           Dividends Paid      .15      .16      .16      .16
--------------------------------------------------------------------------------

    During 1998, Xerox common stock reached an all-time high of $60.81 on December 29 and closed at $59.00 on December 31.

Stock Listed and Traded

Xerox common stock (XRX) is listed on the New York Stock Exchange and the Chicago Stock Exchange. It is also traded on the Boston, Cincinnati, Pacific Coast, Philadelphia, London and Switzerland exchanges.

Copyright (C) Xerox Corporation 1998. All rights reserved. XEROX(R), The Document Company(R) and the stylized X are trademarks of XEROX CORPORATION, as are Book In Time(R), DigiPath, DocuColor(R), DocuImage, Document Centre, DocuPrint(R), DocuShare(R), DocuTech(R), Eureka, TextBridge(R), ScanSoft, WorkCentre(R), and Xerox Connect.

Xerox Corporation

Our paper is Potlatch, Northwest Gloss. The text contains 50 percent recycled fibers with 20 percent post-consumer fiber content.


68  XEROX CORPORATION