Form 10-K, Exhibit 13
period 1999-12-31
XEROX CORP
filed 2000-03-27
CIK 108772

Results of Operations and Financial Condition

Summary of Total Company Results

Document Processing revenues of $19.2 billion in 1999 were flat on a pre-currency basis with 1998. Excluding Brazil, where revenues declined very substantially due to the currency devaluation and subsequent economic weakness, pre-currency revenues grew 4 percent driven by 5 percent growth in equipment sales and 3 percent growth in recurring revenues. Revenues increased 8 percent on a pre-currency basis to $19.4 billion in 1998 and 7 percent on a pre-currency basis to $18.1 billion in 1997.

   The following table summarizes net income and diluted earnings per share
(EPS):

-----------------------------------------------------------------
(In millions, except per-share data)     1999     1998     1997
-----------------------------------------------------------------
Document Processing before
  restructuring charge                 $1,424  $ 1,692   $1,452
Restructuring Charge                        -   (1,107)       -
-----------------------------------------------------------------
Continuing operations                   1,424      585    1,452
Discontinued operations                     -     (190)       -
-----------------------------------------------------------------
Net income                             $1,424   $  395   $1,452
EPS
Document Processing before
  restructuring charge                 $ 1.96   $ 2.33   $ 2.02
Restructuring charge                        -    (1.53)       -
-----------------------------------------------------------------
Continuing operations                  $ 1.96   $ 0.80   $ 2.02
Discontinued operations                     -    (0.28)       -
-----------------------------------------------------------------
Diluted EPS                            $ 1.96   $ 0.52   $ 2.02
-----------------------------------------------------------------

   Excluding the 1998 restructuring charge, income from continuing operations decreased 16 percent in 1999 and increased 17 percent in 1998.

   Excluding the 1998 restructuring charge, diluted earnings per share from continuing operations decreased 16 percent in 1999 and increased 16 percent in 1998.

   Since 1995, the results of our Insurance operations have been accounted for as discontinued operations. Discontinued operations results for 1997 through 1999 were charged to previously established reserves and did not affect reported net income. For 1998, results include a $190 million after-tax charge in connection with the final disposition of the insurance businesses.

                [The following data was represented by a chart]

Diluted EPS from Continuing Operations

 1999      1998      1997
------    -----     -----
$1.96     $2.33*    $2.02

* Before 1998 Restructuring

Document Processing

Pre-Currency Growth

To understand the trends in the business, we believe that it is helpful to adjust revenue and expense growth (except for ratios) to exclude the impact of changes in the translation of foreign currencies into U.S. dollars. We refer to this adjusted growth as "pre-currency growth." Latin American currencies are shown at actual exchange rates for both pre-currency and post-currency reporting, since these countries generally have volatile currency and inflationary environments, and our operations in these countries have historically implemented pricing actions to recover the impact of inflation and devaluation.

   A substantial portion of our consolidated revenues is derived from operations outside of the United States where the U.S. dollar is not the functional currency. When compared with the average of the major European currencies on a revenue-weighted basis, the U.S. dollar was approximately 4 percent stronger in 1999, 1 percent stronger in 1998 and 8 percent stronger in 1997. As a result, foreign currency translation unfavorably impacted revenue growth by approximately 1 percentage point in 1999, 1 percentage point in 1998 and 3 percentage points in 1997.

   In the early part of 1999, the Brazilian real devalued substantially against the U.S.dollar. For the full year, the average real exchange rate declined 36 per cent to 1.80 in 1999 from 1.16 in 1998. The unfavorable impact of our Brazilian operation on our total revenue growth was approximately 4 percentage points in 1999. This included the impact of the currency devaluation and the subsequent weak economic environment.

   We do not hedge the translation effect of revenues denominated in currencies where the local currency is the functional currency.

Revenues by Product Category

   For the major product categories, the pre-currency revenue growth rates were:

-------------------------------------------------------------------
Pre-Currency Growth             1999          1998    1997
-------------------------------------------------------------------
                       Excluding
                          Brazil    Total
-------------------------------------------------------------------
Total Revenues                 4%       -%       8%      7%
-------------------------------------------------------------------
Digital Products              22       18       36      25
Light-lens copiers           (18)     (21)     (11)     (2)
Paper and other
 products                      2        1        1       3
-------------------------------------------------------------------

   The digital product portfolio includes production publishing, production printing, color copying and printing, our expanding family of black-and-white Document Centre digital multi-function products and network laser printers sold through indirect channels. Excluding Brazil, digital product revenues grew 22 percent in 1999, driven by outstanding revenue growth from our expanding Document Centre family of products, excellent laser printer revenue growth, strong color copying and printing growth, good production publishing growth and relatively flat production printing revenue.

   Our expanding family of black-and-white Document Centre digital multifunction products now includes models at speeds ranging from 20 to 65 pages per minute, all available with optional network connectivity. During 1999, the proportion of devices installed with network capability was over 50 percent. As result, almost 40 percent of the total installed population of Document Centre products have network capability. We believe that enabling network connectivity and training our customers to optimize the power of the product will lead ultimately to the page volume incrementality we expect. Document Centre revenues were $2.6 billion in 1999, $1.7 billion in 1998 and $0.4 billion in 1997.

   Revenues from the DocuTech family of production publishing products grew 5 percent to $2.3 billion in 1999 and 15 percent in 1998. Growth slowed in 1999, reflecting the currency devaluation and subsequent economic weakness in Brazil, preparations for the January 2000 final phase of the realignment of the sales organization to an industry focus, and customer Y2K mitigation efforts and network lockdowns during the latter part of the year.

In 1999, color product revenues grew 8 percent. Excluding Brazil, revenues from color products grew 14 percent in 1999. Office color revenues grew modestly as unit volume increases were more than offset by pricing pressure and a continued shift to lower speed, lower

                [The following data was represented by a chart]

Color Copying & Printing Revenue

(constant currency, in billions)

   1999       1998       1997
   ----       ----       ----
   $2.0       $1.8       $1.5
priced models including our recently introduced DocuColor 12 and Document Centre ColorSeries 50, the first color-enabled digital multifunction product. While indirect channels color laser and inkjet placements grew significantly, inkjet revenue growth was moderated by equipment price declines. Production color unit and equipment sales growth was excellent, reflecting the success of the DocuColor 100 Digital Color Press, the fastest, most productive digital color device now on the market.

   Production printing revenues declined modestly in 1999, reflecting significant declines in Brazil due to the currency weakness and subsequent weak economic environment. Customer Y2K mitigation efforts and network lockdowns in the latter part of the year also impacted results. Total production printing revenues were $2.1 billion in 1999, $2.2 billion in 1998 and $2.2 billion in 1997.

   Revenue growth from our DocuPrint N Series of monochrome network laser printers and expanding line of monochrome digital copiers sold through indirect sales channels was excellent, including digital copiers from 6 to 16 pages per minute and laser printers at speeds of 8 to 40 pages per minute.

   The light-lens copier revenue decline reflects customer transition to our new digital black-and-white products and increasing price pressures. We believe that the trend over the past few years will continue and that digital product revenues will represent an increasing share of total revenues.

   Fluctuations in paper and other products revenue growth were principally due to swings in paper prices a nd OEM sales.

   The proportion of our revenues for the major product categories was:

-------------------------------------------------------------
                                   1999        1998    1997
-------------------------------------------------------------
Digital products                     53%         45%     35%
Light-lens copiers                   30          38      47
Paper and other products             17          17      18
-------------------------------------------------------------

   The combination of excellent digital product revenue growth on a larger proportion of our revenues partially offset by declines on an ever-smaller percentage of light-lens revenues has resulted in 1999 digital revenues representing more than half of the Company's revenues for the first time.

Revenues by Geography

Geographically, the pre-currency revenue growth rates were:

-------------------------------------------------------------
Pre-Currency Growth              1999          1998    1997
-------------------------------------------------------------
Total Revenues                      -%            8%      7%
-------------------------------------------------------------
United States                       3            10       7
Europe                              4             9       7
Other Areas                       (11)            1       8
Memo: Fuji Xerox                    1            (3)      3
-------------------------------------------------------------

   Revenues in the United States were 54 percent of total revenues in 1999 compared with 52 percent of revenues in 1998 and 51 percent in 1997. European revenues represented 28 percent of total revenues in 1999, compared with 27 percent in 1998 and 1997. Other Areas, which includes operations in Latin America, Canada, China, Russia, India, the Middle East and Africa, contributed 18 percent of total revenues in 1999 compared with 21 percent in 1998 and 22 percent in 1997.

   U.S. revenue growth in 1999 and 1998 was driven primarily by digital products and document outsourcing. 1999 U.S. revenue growth was significantly affected by the ongoing disruptive impacts of the customer administration reorganization, preparations for the January 2000 final phase of the realignment of the sales organization to an industry approach and increased competition. In addition, customer Y2K mitigation efforts and network lockdowns significantly impacted production publishing and printing equipment sales in the latter part of the year.

   1999 and 1998 revenue growth in Europe was driven primarily by digital products and document outsourcing. Competitive and pricing pressures were evident in 1999, particularly in large bid and tender transactions. Customer Y2K mitigation efforts in Europe were less pronounced than in the U.S. 1999 revenues in Other Areas include a 40 percent decline in Brazil due to the very significant currency devaluation and subsequent economic weakness. Revenues in Brazil were $1.0 billion in 1999, $1.6 billion in 1998 and $1.8 billion in 1997. Brazil represented 5 percent of Xerox revenues in 1999, 8 percent in 1998 and 10 percent in 1997.

   Excluding Brazil, revenue in Other Areas grew 8 percent in 1999, reflecting excellent growth in Mexico and Central America and modest growth in Canada. In 1998, revenues in Brazil declined 7 percent due to the difficult economic environment, and although our operations in Russia are relatively small, with revenue of less than $100 million, revenues declined very significantly due to the weak economy in that country. Growth in Canada and Mexico was strong in 1998. 1997 revenue growth reflects good growth in Brazil and China, modest growth in Canada and excellent growth in Mexico.

   Fuji Xerox Co., Ltd. (Fuji Xerox), an unconsolidated entity jointly owned by Xerox Limited and Fuji Photo Film Co., Ltd., develops, manufactures and distributes document processing products in Japan and the Pacific Rim. Approximately 90 percent of Fuji Xerox revenues are generated in Japan, with Australia, New Zealand, Singapore, Malaysia, Korea, Thailand and the Philippines representing the remaining 10 percent. Fuji Xerox conducts business in other Pacific Rim countries through joint ventures and distributors. Xerox' exposure to economic turmoil in Asia is mitigated by our joint ownership of Fuji Xerox. Fuji Xerox revenues grew 1 percent in 1999, reflecting flat revenues in Japan and modest growth in Fuji Xerox' other Asia Pacific territories as economic conditions in the region improved. Revenues declined by 3 percent in 1998, reflecting a modest decline in Japan and a double-digit decline in the Asia Pacific countries due to difficult economic conditions. Conversely, modest revenue growth in 1997 reflected good growth in the Asia Pacific countries and only modest growth in Japan due to difficult economic conditions.

[The following data was represented by a pie chart]

Worldwide Revenues
(billions)

US              $10.4

Europe          $ 5.3

Other           $ 3.5

   Total        $19.2

Fuji Xerox      $ 7.8

Revenues by Stream

The pre-currency growth rates by type of revenue were:

----------------------------------------------------------------
Pre-Currency Growth           1999            1998    1997
----------------------------------------------------------------
                    Excluding
                       Brazil       Total
----------------------------------------------------------------
Equipment Sales             5%         (2)%     12%     14%
Recurring Revenues          3           1        5       3
----------------------------------------------------------------
Total Revenues              4           -        8       7
----------------------------------------------------------------
Memo: Document
Outsourcing*               28%         26%      38%     58%
----------------------------------------------------------------

* Includes equipment accounted for as equipment sales.

Equipment Sales: Equipment Sales declined 2 percent in 1999, impacted very significantly by the currency devaluation and weak economic environment in Brazil. Excluding Brazil, Equipment Sales growth slowed to 5 percent, reflecting the unfavorable impacts of the U.S. customer administration reorganization and sales organization realignment in Europe and the U.S., increased competition, and the impact of customer Y2K mitigation and network lockdowns on production publishing and production printing equipment sales in the U.S. in the latter part of the year. Equipment Sales in 1998 grew 12 percent despite declines in Brazil and Russia due to their weak economies. Excluding Brazil and Russia, Equipment Sales grew 17 percent. We have introduced a continuing stream of state-of-the-art digital products since 1997. Approximately half of 1999 Equipment Sales were attributable to products introduced since 1997, including our expanding family of Document Centre digital multifunction products, the DocuColor 12, 30, 70 and 100, the Document Centre ColorSeries 50, the

DocuTech 6180 Production Publisher, and the network monochrome laser printers and digital copiers sold through indirect channels. Digital product equipment sales grew 16 percent in 1999, 46 percent in 1998 and 40 percent in 1997, and represented 71 percent of 1999 Equipment Sales, 62 percent in 1998 and 47 percent in 1997.

Recurring Revenues: Recurring Revenues include revenues from service, Document Outsourcing, rentals, supplies, paper and income from customer financing. Recurring Revenues represented 63 percent of total revenues in 1999, 62 percent in 1998 and 63 percent in 1997. These revenues are primarily a function of our installed population of equipment, usage levels, pricing and interest rates. Slowing overall recurring revenue growth reflects lower equipment sales growth. 1999 recurring revenue growth was strong in production publishing and color, reflecting primarily the favorable impacts of earlier equipment sales growth. Lower overall service revenues reflect lower equipment sales and lower page volume growth, as pages diverted from light-lens copiers to printers have not yet been fully offset by page volume increases on network-connected Document Centre multi-function products. During 1999, the Company securitized $1,495 million of finance receivables. This resulted in a net increase in finance income of approximately $17 million in 1999, which includes the unfavorable flow through impacts. The unfavorable flow through of these securitizations will continue to impact finance income in 2000 and 2001. Proceeds from the securitizations were used to repay debt, which has resulted in lower equipment financing interest expense.

Document Outsourcing: Document Outsourcing revenues are split between Equipment Sales and Document Outsourcing. Where document out-sourcing contracts include revenues accounted for as equipment sales, this revenue is included in Equipment Sales on the income statement. All other document outsourcing revenues, including service, equipment rental, supplies, paper and labor are included in Document Outsourcing.

This has the effect of diverting some revenues from supplies, paper, service and rental. The excellent overall Document Outsourcing growth reflects the trend of customers focusing on their core businesses and outsourcing their document processing requirements to Xerox. Slowing total document outsourcing growth in 1999 was due primarily to reduced fourth quarter production publishing and printing equipment sales associated with U.S. customer Y2K mitigation efforts and network lockdowns. At the end of 1999, the estimated future minimum value of document outsourcing revenue under contract is over $8 billion, representing an approximate 25 percent increase from 1998.

                [The following data was represented by a chart]

Document Outsourcing Revenues
(billions)

  1999      1998       1997
  ----      ----       ----
  $3.4      $2.7       $2.0


Cost and Expenses

The trend in key ratios was as follows:

--------------------------------------------------------------
                               1999             1998    1997
--------------------------------------------------------------
Gross Margin                   44.0%            46.3%   46.9%
SAG % Revenue                  26.8             27.3    28.7
--------------------------------------------------------------

   The 2.3 percentage point 1999 gross margin decline was due primarily to higher revenue growth in the lower margin document outsourcing and channels businesses and the significant revenue decline in the higher margin Brazilian operation together with a lower gross margin in Brazil compared with the prior year. In addition, the gross margin was adversely impacted by unfavorable product mix, unfavorable currency and a decline in service gross margins as service revenue declines have not been accompanied by corresponding cost reductions. Substantial competitive price pressures were offset by manufacturing and other productivity improvements. The modest 1998 gross margin decline was due to the increasing proportion of lower margin channel product sales, the growing Document Outsourcing business, and continued competitive price pressure partially offset by manufacturing and service productivity. Including the inventory charges resulting from the restructuring, the 1998 gross margin was 45.8 percent.

[The following data was represented by a chart]

Manufacturing Productivity

(percentage decline in per unit equipment manufacturing cost)

  1999    1998    1997
  ----    ----    ----
  12.0%   10.4%   8.6%

[The following data was represented by a chart]

SAG as a Percentage Of Revenue

  1999    1998    1997
  ----    ----    ----
  26.8%   27.3%   28.7%

   The improved ratio of selling, administrative and general expenses (SAG) to revenue in 1999 reflected significant declines in general and administrative expenses due to restructuring, expense controls, substantially lower management and employee bonuses and profit sharing, and the beneficial currency translation impact, including the devaluation of the Brazilian currency partially offset by the unfavorable impact of U.S. customer administration issues. The improvement in 1998 reflected declines in general and administrative expenses due to continuing productivity initiatives, restructuring and expense control, partially offset by increased sales coverage and advertising investments. SAG, on a pre-currency basis, declined 2 percent in 1999 and increased 3 percent in 1998 and 5 percent in 1997.

   Research and development (R&D) expense declined 6 percent in 1999 and 2 percent in 1998 and increased 3 percent in 1997. The 1999 reduction is largely due to substantially lower management and employee bonuses and profit sharing and lower overhead. The modest reduction in 1998 reflected a reprioritization of our spending to focus on areas intended to produce significant growth, such as digital, color and solutions. We continue to invest in technological development to maintain our position in the rapidly changing document processing market with an added focus on increasing the effectiveness and value of our R&D investment. Xerox R&D is strategically coordinated with Fuji Xerox, which invested $555 million in R&D in 1999 for a combined total of $1.5 billion. We expect R&D spending in 2000 will be higher than 1999.

   Worldwide employment increased by 1,900 in 1999 to 94,600 primarily as a result of hiring 2,000 employees to support our fast-growing Document Outsourcing business, 2,000 associated with our acquisition of majority ownership in India, 600 associated with acquisition of the Omnifax business and the net hiring of 2,000 employees for the centralized European customer care and shared services operations in Ireland, direct sales and R&D skills enhancement. These increases were partially offset by 4,700 employees leaving the Company under the worldwide restructuring program.

   Other expenses, net, were $297 million in 1999, $242 million in 1998 and $98 million in 1997. The increase of $55 million for 1999 primarily reflected increased non-financing interest expense and goodwill amortization associated with our $45 million 1999 acquisition of Omnifax, our $62 million 1999 acquisition of majority ownership in India and our May 1998 acquisition of XLConnect Solutions; higher non-financing interest expense related to an increase in working capital; and increased environmental expense provisions following an updated review of our environmental liabilities. These increases were partially offset by lower Year 2000 remediation spending and net gains from several small asset sales. The increase of $144 million for 1998 reflected increased non-financing interest expense and goodwill amortization associated with our June 1997 acquisition of The Rank Group's remaining interest in Xerox Limited and our May 1998 acquisition of XLConnect Solutions; non-financing interest expense related to an increase in working capital; and increased Year 2000 remediation spending, partially offset by reduced currency losses from balance sheet translation.

Income Taxes and Equity in Net Income of Unconsolidated Affiliates

Income before income taxes and the 1998 restructuring charge was $2,036 million in 1999, $2,407 million in 1998 and $2,141 million in 1997.

   The effective tax rates were 31.0 percent in 1999, 31.6 percent in 1998 before the restructuring charge, and 34.0 percent in 1997. The 1999 and 1998 rate benefited from increases in foreign tax credits and refunds of foreign taxes, as well as shifts in the mix of our worldwide profits.

   Equity in Net Income of Unconsolidated Affiliates is principally Xerox Limited's share of Fuji Xerox income. Total equity in income declined to $68 million in 1999, reflecting difficult economic conditions in Japan and other Asia Pacific countries and reductions in income from several smaller investments partially offset by favorable currency translation due to the strengthening of the yen compared with the U.S. dollar. The 1998 decline in total equity income to $74 million was due principally to our share, $18 million, of a restructuring charge recorded by Fuji Xerox; a reduction in Fuji Xerox income, reflecting difficult economic conditions in Japan and other Asia Pacific countries; adverse currency translation due to the weakening of the Japanese yen compared with the U.S. dollar for most of the year; and reductions in income from several smaller investments. The Xerox Limited 50 percent share of Fuji Xerox income was $55 million in 1999, $72 million (before our $18 million share of a restructuring charge recorded by Fuji Xerox) in 1998 and $119 million in 1997.

1998 Restructuring Charge

In April 1998, we announced a worldwide restructuring program intended to enhance our competitive position and lower our overall cost structure. In connection with this program, in the second quarter of 1998 we recorded a pre-tax provision of $1,644 million ($1,107 million after taxes and including our $18 million share of a restructuring charge recorded by Fuji Xerox). The program includes the elimination of approximately 9,000 jobs, net, worldwide, the closing and consolidation of facilities, and the write-down of certain assets.

The following table summarizes the status of the restructuring reserve:

--------------------------------------------------------------
                                           Charges   Dec. 31
                               Total       Against   1999
                               Reserve     Reserve   Balance
--------------------------------------------------------------
Severance and related
  costs                         $1,017     $   717      $300
Asset impairment                   316         316         -
Lease cancellation and
  other costs                      198         104        94
Inventory charges                  113         113         -
--------------------------------------------------------------
Total                           $1,644     $ 1,250      $394
--------------------------------------------------------------

   As of December 31, 1999, approximately 10,000 employees have left the Company under the 1998 restructuring program. Pre-tax savings from the implementation through the end of 1999 are approximately $0.6 billion annually, resulting primarily in lower selling, administrative and general expenses. The majority of the annual savings to date have been reinvested to implement process and systems changes in order to enable the restructuring, and to sustain ongoing efforts to broaden and strengthen marketing programs and distribution channels to enhance revenue growth. When the 1998 restructuring program initiatives are fully implemented, the ongoing pre-tax savings before reinvestments will be approximately $1.0 billion annually.

   The restructuring reserve is reviewed quarterly and there have been no material changes to the program since its announcement in April 1998. The remaining reserve will be primarily utilized during 2000 for certain European initiatives that extended beyond 1999 due to local regulatory issues as they relate to the workforce.

2000 Restructuring Charge

Management is currently performing a comprehensive review to identify additional operational productivity and cost-saving opportunities above those previously taken in connection with the 1998 restructuring program. We anticipate that a substantial restructuring charge, although less than the 1998 restructuring charge, will be recorded most likely in the first quarter of 2000. The ultimate restructuring charge is expected to include employee termination expenses and closure costs related to the initiatives identified as part of the comprehensive review.

Share Repurchase

In April 1998, we announced that we were reactivating our $1 billion stock repurchase program, which was suspended in April 1997 when we acquired the remaining financial interest in Xerox Limited. Although we did not repurchase any shares during 1999, since inception of the program we have repurchased 20.6 million shares for $594 million. We have no current plans to activate the program in 2000.

Year 2000

The Year 2000 (Y2K) problem is the result of computer programs written in two digits, rather than four, to define the applicable year. As a result, many information systems and related interfaces are unable to properly recognize and process date-sensitive information beyond December 31, 1999. As with all major companies, certain of our information systems, products and other technology interfaces required remediation or replacement in order to render these items Year 2000 compliant. As of December 31, 1999, remediation and replacement work on all required mission critical and non-mission critical information systems, technology interfaces, facilities and products was completed as planned. As a result of these efforts, we did not experience any Y2K-related business disruptions.

   During 1999, 1998 and 1997, we spent $47 million, $92 million and $28 million, respectively, on Y2K remediation efforts, exclusive of software and systems that were being upgraded or replaced in the normal course of business.

Acquisition of the Color Printing and Imaging Division of Tektronix

In January 2000, we acquired the Color Printing and Imaging Division of Tektronix (CPID) for $925 million in cash including $75 million paid by Fuji Xerox for the Asia Pacific operations of CPID. CPID manufactures and sells color printers, ink and related products, and supplies. This transaction will result in goodwill and other identifiable intangible assets of approximately $575 million, which will be amortized over their useful lives, predominantly 20 years. In addition, we will also recognize a charge in the first quarter of 2000 for acquired in-process research and development of approximately $25 million associated with this acquisition.

New Accounting Standards

In 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No.133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to recognize all derivatives as assets or liabilities measured at their fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. We will adopt SFAS No. 133, as amended, beginning January 1, 2001. We do not expect this Statement to have a material impact on our consolidated financial statements.


Capital Resources and Liquidity

We manage the capital structure of our non-financing operations separately from that of our captive finance companies, which employ a more highly leveraged capital structure typical of captive finance companies.

   At year-end 1999, total debt, including ESOP and Discontinued Operations debt, was $106 million less than at year-end 1998. During 1998, total debt increased by $2,204 million from $12,903 million to $15,107 million.

====================================================================
(In millions)                          1999        1998       1997
====================================================================
Total debt* as of January 1         $15,107     $12,903    $12,448
====================================================================
Non-Financing Businesses:
Document Processing
   operations cash
   generation                          (353)        (99)    (1,026)
Brazil dollar debt reallocation         505           -          -
Purchase of The Rank
   Group's remaining
   interests in Xerox Limited             -           -      1,534
Acquisitions, net of cash and
   debt acquired                        160         380          -
Mandatorily redeemable
   preferred securities                   -           -       (637)
ESOP                                    (71)        (64)       (60)
Discontinued businesses                (114)       (381)      (541)
--------------------------------------------------------------------
Subtotal Non-Financing                  127        (164)      (730)
Financing Businesses                   (847)      1,764        760
Shareholder dividends                   586         531        475
All other changes                        28          73        (50)
--------------------------------------------------------------------
Total debt* as of December 31       $15,001     $15,107    $12,903
====================================================================

* Includes discontinued operations.

   For analytical purposes, total equity includes common equity, ESOP preferred stock, mandatorily redeemable preferred securities and minorities' interests. Total equity increased by $39 million in 1999, decreased $148 million in 1998 and increased by $523 million in 1997.

   The following is a three-year summary of the changes in total equity:

==============================================================
(In millions)                          1999     1998     1997
==============================================================
Total equity as of January 1         $6,306   $6,454   $5,931
Income from continuing
  operations, before
  restructuring charge                1,424    1,692    1,452
Restructuring charge                      -   (1,107)       -
Loss from Discontinued
  operations                              -     (190)       -
Mandatorily redeemable
  preferred securities                    -        -      637
Shareholder dividends                  (586)    (531)    (475)
Purchase of treasury stock                -     (172)    (116)
Exercise of stock options                97      112       99
Change in minorities' interests           3       (3)    (716)
Translation adjustments              (1,003)     (56)    (463)
All other, net                          104      107      105
--------------------------------------------------------------
Total equity as of December 31       $6,345   $6,306   $6,454
==============================================================

   Debt related to non-financing operations grew by $741 million and $440 million in 1999 and 1998, respectively. The non-financing debt-to-capital ratio increased to 47.3 percent compared with 43.8 percent and 38.9 percent as of year-end 1998 and 1997, respectively. The 1999 growth reflects a 7.4 point increase related to the significant devaluation of the Brazilian real, partially offset by net cash from operations and income net of shareholder dividends. The $1,107 million after-tax restructuring charge taken in 1998 was a primary factor underlying the 4.9 point increase in 1998.

   The following table summarizes the results of capital and coverage calculations commonly used to measure the Company's financial strength:

================================================================
(In millions)                         1999      1998       1997
================================================================
Non-Financing:
Debt*                              $ 4,155   $ 3,414    $ 2,974
Equity*                              4,630     4,385      4,662
----------------------------------------------------------------
Total Capital                      $ 8,785   $ 7,799    $ 7,636
================================================================
Debt-to-Capital                       47.3%     43.8%      38.9%
Ratio of earnings to interest
expense, before 1998
restructuring charge**                 5.9x      7.1x       7.1x
Ratio of earnings to interest
expense, after 1998
restructuring charge**                 5.9x      2.0x       7.1x
Ratio of earnings to fixed
charges, before 1998
restructuring charge**                 4.4x      5.0x       4.8x
Ratio of earnings to fixed
charges, after 1998
restructuring charge**                 4.4x      1.7x       4.8x
================================================================
Financing:
Debt                               $11,165   $12,012    $10,248
Equity                               1,396     1,602      1,473
----------------------------------------------------------------
Total Capital                      $12,561   $13,614    $11,721
================================================================
Debt-to-Equity                         8.0x      7.5x       7.0x
Ratio of Earnings to
Interest Expense                       1.9x      1.8x       1.7x
================================================================

* Includes $319 million (one-half) share of mandatorily redeemable preferred securities.

**Includes one-half share of redeemable preferred securities dividends of $27 million in 1999 and 1998, and $24 million in 1997.

Non-Financing Operations

The following table summarizes 1999, 1998 and 1997 document processing non-financing operations cash generation and usage:

================================================================
(In millions)                            1999     1998     1997
================================================================
Document Processing
  Non-Financing:
Income                                 $1,114   $1,381*  $1,217
Depreciation and
  amortization**                          935      821      739
----------------------------------------------------------------
Cash from Operations                   $2,049   $2,202   $1,956
----------------------------------------------------------------
Additions to land, building
  and equipment                          (594)    (566)    (520)
Increase in on-lease
  equipment                              (401)    (473)    (347)
Decrease/(increase) in
  inventories                              68     (558)    (170)
Increase in accounts
  receivable                              (94)    (540)    (188)
All other changes, net                   (238)     366      295
----------------------------------------------------------------
Net Cash Generation, Before
Restructuring Charges                  $  790   $  431   $1,026
----------------------------------------------------------------
Cash charges against 1998
restructuring reserve                    (437)    (332)       -
----------------------------------------------------------------
Net Cash Generation                    $  353   $   99   $1,026
================================================================

*  Before restructuring charge.

** Includes rental equipment depreciation of $463, $411 and $311 in 1999, 1998 and 1997, respectively.

[The following data was represented by a chart]

Non-Financing Cash Flows (millions)

1999    $  353

1998    $   99

1997    $1,026

   Cash from operations was $2,049 million in 1999 versus $2,202 million in 1998 as lower net income was only partially offset by higher non-cash depreciation and amortization expenses. Investment in land, buildings and equipment grew by $28 million and $46 million in 1999 and 1998, respectively, reflecting investments in Ireland, where we are consolidating European customer support centers and investing in manufacturing - partially offset by overall spending constraints. Inventories, other than on-lease equipment, were reduced by $68 million in 1999, a $626 million improvement versus 1998, driven by a major focus on inventory management as well as lower requirements for analog products. The improvement was partially offset by inventory build associated with fourth quarter revenue shortfalls and Y2K inventory contingencies. Inventory growth of $558 million in 1998 was up from $170 million in 1997, reflecting accelerated digital product sales growth. Receivables grew by $94 million in 1999 versus $540 million and $188 million of growth in 1998 and 1997, respectively. Although days sales outstanding improved in the fourth quarter, progress in receivables was less than expected in 1999 due primarily to continued disruptions related to the consolidation of U.S. customer administrative centers. We believe that days sales outstanding will continue to improve during 2000.

Financing Businesses

Customer financing-related debt declined by $847 million in 1999 and increased by $1,764 million in 1998. This change reflects the securitization in 1999 of $1,495 million of financing contracts, and an allocation of $505 million of debt to non-financing operations based on our 8:1 debt to equity guideline. This allocation was necessary because of the impact on our Brazilian finance receivables of the significant devaluation in the Brazilian real. The increase in 1998 largely reflects improved equipment sales growth and currency translation effects. Customer financing debt grew by $760 million in 1997 also due to equipment sales growth, partially offset by currency translation.

   Debt related to discontinued third-party financing and real estate activities was fully paid down in 1999. Related amounts, included in financing business debt in 1998 and 1997, totaled $86 million and $117 million, respectively.

Funding Plans for 2000

   Decisions related to term funding of our non-financing businesses, including any term funding to replace the $850 million commercial paper borrowing in January related to our purchase of the Color Printing and Imaging Division of Tektronix, Inc., will remain based on the interest rate environment and capital market conditions, and our desire to maintain ample liquidity and capital strength.

   Customer financing-related debt is expected to increase in year 2000 in line with equipment sales growth and securitized asset run-off. Decisions regarding the size and timing of funding for our financing businesses will be made based on match funding needs, refinancing requirements and capital market conditions.

   We believe our short-term credit facilities provide an ample source of funds to finance our day-to-day operations, and we have readily available access to the global capital markets to satisfy medium- and long-term financing needs. Our $7 billion global revolving credit agreement with a group of banks expires in 2002. This facility is unused and available to provide backup to Xerox, Xerox Credit Corporation (XCC) and Xerox Capital (Europe) plc (XCE) commercial paper borrowings. Commercial paper balances supported by the global credit agreement totaled $954 million at December 31, 1999. Xerox or XCC may access the facility up to its $7 billion limit. XCE has access subject to a $4 billion limit. At December 31, 1999, Xerox and XCE had combined U.S. shelf capacity of $2.1 billion and XCC had U.S. shelf capacity of $2 billion. In addition, a $4 billion Euro market debt facility is available to Xerox, XCC and XCE, of which $2 billion remained unused at December 31, 1999.

Risk Management

Xerox is typical of multinational corporations because it is exposed to market risk from changes in foreign currency exchange rates and interest rates that could affect our results of operations and financial condition.

   We have entered into certain financial instruments to manage interest rate and foreign currency exposures. These instruments are held solely for hedging purposes and include interest rate swap agreements, forward exchange contracts and foreign currency swap agreements. We do not enter into derivative instrument transactions for trading purposes and employ longstanding policies prescribing that derivative instruments are to be used only to achieve a set of very limited objectives.

   Currency derivatives are primarily arranged in conjunction with underlying transactions that give rise to foreign currency-denominated payables and receivables - for example, an option to buy foreign currency to settle the importation of goods from foreign suppliers, or a forward exchange contract to fix the dollar value of a foreign currency-denominated loan.

   As of December 31, 1999 and 1998, our primary foreign currency market exposures include the Japanese yen, Euro, Brazilian real, British pound sterling and Canadian dollar.

   In order to manage the risk of foreign currency exchange rate fluctuations, we hedge a significant portion of all cross-border cash transactions denominated in a currency other than the functional currency applicable to each of our legal entities. From time to time, when cost-effective, foreign currency debt and currency derivatives are used to hedge international equity investments.

   Consistent with the nature of the economic hedge of such foreign currency exchange contracts, associated unrealized gains or losses would be offset by corresponding decreases or increases in the value of the underlying asset or liability being hedged.

     Assuming a 10 percent appreciation or depreciation in foreign currency exchange rates as of December 31, 1999, the potential change in fair value of our net foreign currency portfolio would approximate $22million. The amount permanently invested in foreign subsidiaries and affiliates, primarily Xerox Limited, Fuji Xerox and Xerox do Brasil, and translated into dollars using the year-end exchange rate, was $6.5 billion at December 31, 1999, net of foreign currency-denominated liabilities designated as a hedge of our net investment. Assuming a 10 percent appreciation or depreciation of the U.S. dollar against all currencies from the quoted foreign currency exchange rates at December 31, 1999, the unrealized loss or gain would approximate $650million.

With regard to interest rate hedging, virtually all customer financing assets earn fixed rates of interest. Therefore, within industrialized economies, we "lock in" an interest rate spread by arranging fixed-rate liabilities with similar maturities as the underlying assets and fund the assets with liabilities in the same currency. We refer to the effect of these conservative practices as "match funding" customer financing assets. This practice effectively eliminates the risk of a major decline in interest margins during a period of rising interest rates. Conversely, this practice effectively eliminates the opportunity to materially increase margins when interest rates are declining.

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

   On an overall worldwide basis, and including the impact of our hedging activities, weighted average interest rates for 1999, 1998 and 1997 approximated
5.6 percent, 6.1 percent and 6.2 percent, respectively.

   Many of the financial instruments we use are sensitive to changes in interest rates. Hypothetically, interest rate changes result in gains or losses related to the market value of our term debt and interest rate swaps due to differences between current market interest rates and the stated interest rates within the instrument. Applying an assumed 10 percent reduction or increase in the yield curves at December 31, 1999, the fair value of our term debt and interest swaps would increase or decrease by approximately $69 million.

   Our currency and interest rate hedging are typically unaffected by changes in market conditions as forward contracts, options and swaps are normally held to maturity consistent with our objective to lock in currency rates and interest rate spreads on the underlying transactions.

Liquidity

Our primary sources of liquidity are cash generated from operations and borrowings. The consolidated statements of cash flows detailing changes in our cash balances are on page 44.

   Operating activities resulted in a net cash inflow of $1,224 million in 1999 compared with outflow of $1,165 in 1998. This year-over-year improvement largely results from the 1999 finance receivables securitizations, containment of the trend toward higher days sales outstanding, improved inventory turns and higher non-cash charges. Higher restructuring payments and infrastructure investment had a modest offsetting effect on cash flow from operations. The unusually high level of operations cash usage experienced in 1998 was largely attributable to strong growth in our customer financing businesses and lower inventory and receivables turnover, which more than offset higher income and non-cash charges.

   1999 investing activities resulted in net cash usage of $627 million, or $240 million less than in 1998 due to our 1998 purchase of XLConnect. Net cash outflows from investing activities reached $1,251 million in 1997 largely due to an initial $812 million payment to The Rank Group under our agreement to purchase The Rank Group's remaining interests in Xerox Limited.

   Financing activities used $569 million of cash in 1999, and generated $1,887 million and $184 million in 1998 and 1997, respectively. These significant year-to-year financing movements primarily result from operations cash flow changes and, in 1997, include $637 million of proceeds from the issuance of mandatorily redeemable preferred securities.

   Year-end cash balances were $126 million in 1999, $79 million in 1998 and $75 million in 1997, consistent with our objective to minimize investments that do not provide added value to our shareholders.

Discontinued Operations -Insurance and Other

The net investment in our discontinued businesses, which includes Insurance and Other Discontinued Businesses, totaled $702 million at December 31, 1999 compared with $759 million at December 31, 1998. The decrease in 1999 was primarily caused by the sale of seven of our remaining eight financing leases, the sale of other Real Estate investments and other run-off activity that were partially offset by the funding of reinsurance coverage for the former Talegen Holdings, Inc. (Talegen) companies to Ridge Reinsurance Limited (Ridge Re) and interest for the period on the assigned debt. A discussion of the discontinued businesses follows.

Net Investment in Insurance

In 1995, we recorded a $1,546 million after-tax charge in connection with the disengagement activities for our five then remaining Talegen insurance companies and three related service companies. In the first quarter of 1998, an additional after-tax charge of $190 million was recorded. For a complete description of the status of insurance, see Note 10 to the Consolidated Financial Statements.

   The net investment in Insurance at December 31, 1999, totaled $621 million compared with a balance of $513 million and $1,076 million at December 31, 1998 and 1997, respectively. The increase in 1999 is primarily due to contractual payments to Ridge Re for annual premium installments and associated finance charges, a settlement payment related to the sale of one of the former Talegen units and interest on the assigned insurance debt, partially offset by dividends received from Ridge Re. The decrease in 1998 versus 1997 primarily reflects the sales of the remaining insurance and service companies and the reserve increase recorded in the first quarter of 1998, somewhat offset by contractual payments to Ridge Re for annual premium installments and associated finance charges and interest on the assigned insurance debt.

Net Investment in Other Discontinued Business

The net investment in our Other Discontinued Businesses at December 31, 1999, which includes Other Financial Services and Third-Party Financing and Real Estate, totaled $131 million compared with $382 million and $423 million at December 31, 1998 and 1997, respectively. The reduction primarily relates to sales of financing leases and an office building and other real estate, partially offset by interest on the assigned debt and other expenses. Debt associated with these assets totaled $50 million at December 31, 1999 compared with $136 million and $167 million at December 31, 1998 and 1997, respectively.

Forward-Looking Cautionary Statements

This Annual Report contains forward-looking statements and information relating to Xerox that are based on our beliefs, as well as assumptions made by and information currently available to us. The words "anticipate," "believe," "estimate," "expect," "intend," "will" and similar expressions, as they relate to us, are intended to identify forward-looking statements. Actual results could differ materially from those projected in such forward-looking statements. Information concerning certain factors that could cause actual results to differ materially is included in the company's 1999 10-K filed with the SEC in March 2000. We do not intend to update these forward-looking statements.

Consolidated Statements of Income

=============================================================================================================================
Year ended December 31 (in millions, except per-share data)                                    1999        1998        1997
=============================================================================================================================
Revenues
Sales                                                                                        $10,346     $10,696    $  9,881
Service and rentals                                                                            7,856       7,678       7,257
Finance income                                                                                 1,026       1,073       1,006
-----------------------------------------------------------------------------------------------------------------------------
Total Revenues                                                                                19,228      19,447      18,144
-----------------------------------------------------------------------------------------------------------------------------
Costs and Expenses
Cost of sales                                                                                  5,744       5,662       5,330
Cost of service and rentals                                                                    4,481       4,205       3,778
Inventory charges                                                                                  -         113           -
Equipment financing interest                                                                     547         570         520
Research and development expenses                                                                979       1,040       1,065
Selling, administrative and general expenses                                                   5,144       5,321       5,212
Restructuring charge and asset impairments                                                         -       1,531           -
Other, net                                                                                       297         242          98
-----------------------------------------------------------------------------------------------------------------------------
Total Costs and Expenses                                                                      17,192      18,684      16,003
-----------------------------------------------------------------------------------------------------------------------------
Income before Income Taxes, Equity Income and Minorities` Interests                            2,036         763       2,141
Income taxes                                                                                     631         207         728
Equity in net income of unconsolidated affiliates                                                 68          74         127
Minorities' interests in earnings of subsidiaries                                                 49          45          88
-----------------------------------------------------------------------------------------------------------------------------
Income from Continuing Operations                                                              1,424         585       1,452
Discontinued operations                                                                            -        (190)          -
-----------------------------------------------------------------------------------------------------------------------------
Net Income                                                                                   $ 1,424     $   395    $  1,452
=============================================================================================================================
Basic Earnings (Loss) per Share
Continuing operations                                                                        $  2.09     $  0.82    $   2.16
Discontinued operations                                                                            -       (0.29)          -
-----------------------------------------------------------------------------------------------------------------------------
Basic Earnings per Share                                                                     $  2.09     $  0.53    $   2.16
=============================================================================================================================
Diluted Earnings (Loss) per Share
Continuing operations                                                                        $  1.96     $  0.80    $   2.02
Discontinued operations                                                                            -       (0.28)          -
-----------------------------------------------------------------------------------------------------------------------------
Diluted Earnings per Share                                                                   $  1.96     $  0.52    $   2.02
=============================================================================================================================

The accompanying notes on pages 46 to 65 are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

=================================================================================================================
December 31 (in millions)                                                                         1999       1998
=================================================================================================================
Assets
Cash                                                                                       $       126   $     79
Accounts receivable, net                                                                         2,622      2,671
Finance receivables, net                                                                         5,115      5,220
Inventories                                                                                      2,961      3,269
Deferred taxes and other current assets                                                          1,161      1,236
-----------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                            11,985     12,475
Finance receivables due after one year, net                                                      8,203      9,093
Land, buildings and equipment, net                                                               2,456      2,366
Investments in affiliates, at equity                                                             1,615      1,456
Goodwill, net                                                                                    1,724      1,731
Other assets                                                                                     1,701      1,233
Investment in discontinued operations                                                            1,130      1,670
-----------------------------------------------------------------------------------------------------------------
Total Assets                                                                               $    28,814   $ 30,024
=================================================================================================================
Liabilities and Equity
Short-term debt and current portion of long-term debt                                      $     3,957   $  4,104
Accounts payable                                                                                 1,016        948
Accrued compensation and benefits costs                                                            630        722
Unearned income                                                                                    186        210
Other current liabilities                                                                        2,161      2,523
-----------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                        7,950      8,507
Long-term debt                                                                                  10,994     10,867
Postretirement medical benefits                                                                  1,133      1,092
Deferred taxes and other liabilities                                                             2,263      2,711
Discontinued operations liabilities - policyholders' deposits and other                            428        911
Deferred ESOP benefits                                                                            (299)      (370)
Minorities' interests in equity of subsidiaries                                                    127        124
Company-obligated, mandatorily redeemable preferred securities of subsidiary
  trust holding solely subordinated debentures of the Company                                      638        638
Preferred stock                                                                                    669        687
Common shareholders' equity                                                                      4,911      4,857
-----------------------------------------------------------------------------------------------------------------
Total Liabilities and Equity                                                               $    28,814   $ 30,024
=================================================================================================================

Shares of common stock issued and outstanding at December 31, 1999 were (in thousands) 665,156. Shares of common stock issued and out- standing at December 31, 1998 were (in thousands) 657,196 and 656,787, respectively.
The accompanying notes on pages 46 to 65 are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

  ================================================================================================================================
  Year ended December 31 (in millions)                                                                1999        1998       1997
  ================================================================================================================================
  Cash Flows from Operating Activities
  Income from continuing operations                                                                  $ 1,424    $  585    $  1,452
  Adjustments required to reconcile income to cash flows from operating activities:
    Depreciation and amortization                                                                        935       821        739
    Provision for doubtful accounts                                                                      359       301        265
    Restructuring charge and other charges                                                                 -     1,644          -
    Provision for postretirement medical benefits, net of payments                                        41        33         29
    Cash charges against 1998 restructuring reserve                                                     (437)     (332)         -
    Minorities' interests in earnings of subsidiaries                                                     49        45         88
    Undistributed equity in income of affiliated companies                                               (68)      (27)       (84 )
    Decrease (increase) in inventories                                                                    68      (558)      (170 )
    Increase in on-lease equipment                                                                      (401)     (473)      (347 )
    Increase in finance receivables                                                                   (1,788)   (2,169)    (1,629 )
    Proceeds from securitization of finance receivables                                                1,495         -          -
    Increase in accounts receivable                                                                      (94)     (540)      (188 )
    (Decrease) increase in accounts payable and accrued
      compensation and benefit costs                                                                     (94)      127        250
    Net change in current and deferred income taxes                                                      277      (192)       361
    Change in other current and non-current liabilities                                                  (78)       67         83
    Other, net                                                                                          (464)     (497)      (377 )
  --------------------------------------------------------------------------------------------------------------------------------
  Total                                                                                                1,224    (1,165)       472
  --------------------------------------------------------------------------------------------------------------------------------
  Cash Flows from Investing Activities
  Cost of additions to land, buildings and equipment                                                    (594)     (566)      (520)
  Proceeds from sales of land, buildings and equipment                                                    99        74         36
  Acquisitions, net of cash acquired                                                                    (107)     (380)      (812)
  Other, net                                                                                             (25)        5         45
  --------------------------------------------------------------------------------------------------------------------------------
  Total                                                                                                 (627)     (867)     (1,25 1)
  --------------------------------------------------------------------------------------------------------------------------------
  Cash Flows from Financing Activities
  Net change in debt                                                                                     (97)    2,468          5
  Dividends on common and preferred stock                                                               (586)     (531)      (475)
  Proceeds from sale of common stock                                                                     144       126        140
  Repurchase of preferred and common stock                                                                 -      (172)      (116)
  Dividends to minority shareholders                                                                     (30)       (4)        (7)
  Proceeds from issuance of mandatorily redeemable preferred securities                                    -         -        637
  --------------------------------------------------------------------------------------------------------------------------------
  Total                                                                                                 (569)    1,887        184
  --------------------------------------------------------------------------------------------------------------------------------
  Effect of exchange rate changes on cash                                                                 (9)      (29)       (18)
  --------------------------------------------------------------------------------------------------------------------------------
  Cash provided (used) by continuing operations                                                           19      (174)      (613)
  Cash provided by discontinued operations                                                                28       178        584
  --------------------------------------------------------------------------------------------------------------------------------
  Increase (decrease) in cash                                                                             47         4        (29)
  Cash at beginning of year                                                                               79        75        104
  --------------------------------------------------------------------------------------------------------------------------------
  Cash at end of year                                                                                  $ 126     $  79      $  75
  ================================================================================================================================

  The accompanying notes on pages 46 to 65 are an integral part of the consolidated financial statements.

                Consolidated Statements of Shareholders' Equity

==================================================================================================================================
                                                                                       Accumulated
                                              Common    Common   Additional                 Other     Treasury   Treasury
                                              Stock     Stock    Paid-In     Retained  Comprehen-        Stock      Stock
(In millions, except share data in thousands) Shares    Amount   Capital     Earnings  sive Income/1/   Shares     Amount   Total
==================================================================================================================================
Balance at December 31, 1996                  651,804   $655     $1,025      $3,090      $  (242)       (4,442)   $  (161) $ 4,367
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                    1,452                                          1,452
Net income during stub period                                                     8                                              8
Translation adjustments                                                                     (463)                             (463)
                                                                                                                           -------
    Comprehensive income                                                                                                       997
Purchase of treasury stock                                                                              (3,975)      (116)    (116)
Stock option and incentive plans                  360               (17)       (129)                     7,296        245       99
Xerox Canada exchangeable stock                   116                                                      126
Convertible securities                            202                 9                                    995         32       41
Cash dividends declared
    Common stock ($0.64 per share)                                             (418)                                          (418)
    Preferred stock                                                             (57)                                           (57)
Tax benefits on ESOP dividends                                                   14                                             14
Premiums from sale of put options                                    13                                                         13
Tax benefits on stock options                                        45                                                         45
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                  652,482   $655     $1,075      $3,960      $  (705)            -    $     -  $ 4,985
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                      395                                            395
Net loss during stub period                                                      (6)                                            (6)
Translation adjustments                                                                      (56)                              (56)
                                                                                                                           -------
    Comprehensive income                                                                                                       333
Purchase of treasury stock                                                                              (3,683)      (172)    (172)
Stock option and incentive plans                3,899      4         69        (116)                     2,364        111       68
Xerox Canada exchangeable stock                   350                                                       12
Convertible securities                            465      1         28                                    898         42       71
Cash dividends declared
    Common stock ($0.72 per share)                                             (475)                                          (475)
    Preferred stock                                                             (56)                                           (56)
Tax benefits on ESOP dividends                                                   10                                             10
Premiums from sale of put options                                     5                                                          5
Tax benefits on stock options                                        88                                                         88
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                  657,196   $660     $1,265      $3,712      $  (761)         (409)   $   (19) $ 4,857
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                    1,424                                          1,424
Translation adjustments                                                                   (1,003)                           (1,003)
Minimum pension liability                                                                    (32)                              (32)
                                                                                                                           -------
    Comprehensive income                                                                                                       389
Stock option and incentive plans                5,331      6        136         (57)                       270         12       97
Xerox Canada exchangeable stock                 1,362
Convertible securities                          1,267      1         63                                    139          7       71
Cash dividends declared
    Common stock ($0.80 per share)                                             (532)                                          (532)
    Preferred stock                                                             (54)                                           (54)
Tax benefits on ESOP dividends                                                    8                                              8
Settlement of put options                                            (5)                                                        (5)
Tax benefits on stock options                                        80                                                         80
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                  665,156   $667     $1,539      $4,501      $(1,796)            -    $     -  $ 4,911
==================================================================================================================================

/1/ Accumulated Other Comprehensive Income is composed of cumulative translation of $(1,764) and minimum pension liability of $(32). The accompanying notes on pages 46 to 65 are an integral part of the financial statements.

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

Goodwill. Goodwill represents the cost of acquired businesses in excess of the net assets purchased and is amortized on a straight-line basis, over periods ranging from 15 to 40 years. Goodwill is reported net of accumulated amortization, and the recoverability of the carrying value is evaluated on a periodic basis by assessing current and future levels of income and cash flows as well as other factors. Accumulated amortization at December 31, 1999 and 1998 was $176 and $119, respectively.

Accounting Changes. In June 1998, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to recognize all derivatives as assets or liabilities measured at their fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. We will adopt SFAS No. 133, as amended, beginning January 1, 2001. We do not expect this Statement to have a material impact on our consolidated financial statements.

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

Buildings and Equipment. Our fixed assets are depreciated over their estimated useful lives. Depreciation is computed using principally the straight-line method. Significant improvements are capitalized; maintenance and repairs are expensed. See Note 7 on page 49.

Classification of Commercial Paper and Bank Notes Payable. It is our policy to classify as long-term debt that portion of commercial paper and notes payable that is intended to match fund finance receivables due after one year to the extent that we have the ability under our revolving credit agreement to refinance such commercial paper and notes payable on a long-term basis. See Note 11 on page 54.

Foreign Currency Translation. The functional currency for most foreign operations is the local currency. Net assets are translated at current rates of exchange, and income and expense items are translated at the average exchange rate for the year. The resulting translation adjustments are recorded in Accumulated Other Comprehensive Income. The U.S. dollar is used as the functional currency for certain subsidiaries that conduct their business in U.S. dollars or operate in hyperinflationary economies. A combination of current and historical exchange rates is used in remeasuring the local currency transactions of these subsidiaries, and the resulting exchange adjustments are included in income. Aggregate foreign currency losses were $1, $29 and $85 in 1999, 1998 and 1997, respectively, and are included in Other, net in the consolidated statements of income.

Stock-Based Compensation. The Company follows the intrinsic value-based method of accounting for its stock-based compensation.

Reclassifications. Prior years' financial statements have been restated to reflect certain reclassifications to conform with the 1999 presentation. The impact of these changes is not material and did not affect net income.

2  Restructuring

In 1998, we announced a worldwide restructuring program intended to enhance our competitive position and lower our overall cost structure. In connection with this program, we recorded a pre-tax provision of $1,644 ($1,107 after taxes and including our $18 share of a restructuring charge recorded by Fuji Xerox). The program includes the elimination of approximately 9,000 jobs, net, worldwide, the closing and consolidation of facilities, and the write-down of certain assets. The charges associated with this restructuring program include $113 of inventory charges recorded as cost of revenues and $316 of asset impairments. Included in the asset impairment charge is facility fixed asset write-downs of $156 and other asset write-downs of $160. For facility fixed assets classified as assets to be disposed of, the impairment loss recognized is based on fair value less cost to sell, with fair value based on third-party valuations as well as our internal estimates of existing market prices for similar assets. The effect of suspending depreciation on assets no longer in use for 1999 and 1998 is not material. The remaining $160 of asset impairments includes the write-down of certain technology assets and other items impacted by the consolidation initiatives described below. Key initiatives of the restructuring include:

1. Consolidating 56 European customer support centers into one facility and implementing a shared services organization for back-office operations.
2. Streamlining manufacturing, logistics, distribution and service operations. This will include centralizing U.S. parts depots and outsourcing storage and distribution.
3. Overhauling our internal processes and associated resources, including closing one of four geographically organized U.S. customer administrative centers.

     The reductions are occurring primarily in administrative functions, but also impact service, research and manufacturing.

     The following table summarizes the status of the restructuring reserve (in millions):

===========================================================================
                                               Charges
                                    Total      Against    12/31/99
                                  Reserve   Reserve/1/     Balance
===========================================================================
Severance and related costs        $1,017       $  717       $ 300
Asset impairment                      316          316           -
Lease cancellation and
     other costs                      198          104          94
Inventory charges                     113          113           -
===========================================================================
Total                              $1,644       $1,250        $394/2/
===========================================================================

/1/  Includes the impact of currency changes.
/2/  Of this amount, $273 is included in Other current liabilities.

     As of December 31, 1999, approximately 10,000 employees have left the Company under the restructuring program.

     The restructuring reserve is reviewed quarterly and there have been no material changes to the program since its announcement in April 1998. The remaining reserve will be primarily utilized during 2000 for the completion of certain European initiatives that extended beyond 1999 due to local regulatory issues as they relate to the workforce.

3  Common Stock Split

     On January 25, 1999, the Board of Directors approved a two-for-one split of the Company's common stock. The effective date of the stock split was February 23 for shareholders of record as of February 4. Shareholders' equity has been restated to give retroactive recognition to the stock split in prior periods by reclassifying from additional paid-in capital to common stock the par value of the additional shares arising from the split. In addition, all prior period references in the financial statements to number of shares and per-share amounts have been restated to reflect the stock split.

4  Acquisitions

     In August 1999, we purchased the OmniFax division from Danka Business Systems for $45 in cash. OmniFax is a supplier of business laser multifunction fax systems. The acquisition resulted in goodwill of approximately $31 (including transaction costs), which is being amortized over 15 years. Also during the third quarter, we paid $62 to increase our ownership in our joint venture in India from approximately 40 percent to 68 percent. This transaction resulted in additional goodwill of $48, which is being amortized over 40 years. The operating results of these companies, which are immaterial, have been included in our consolidated statement of income from the dates of acquisition.

     In May 1998, we acquired XLConnect Solutions, Inc. (XLConnect), an information technology services company, and its parent company, Intelligent Electronics,Inc., for $413 in cash. The operating results of these companies, which are not material, have been included in our consolidated statement of income from the date of the acquisition. Based on the allocation of the purchase price, the transaction resulted in goodwill of $395 (including transaction costs), which is being amortized over 25 years.

     In June 1997, we acquired the remaining 20 percent of Xerox Limited from The Rank Group Plc (Rank) in a transaction valued at (pound)940 million, or approximately $1.5 billion. As a result of this transaction, we now own 100 percent of Xerox Limited. The transaction was funded entirely by debt consisting of (pound)500 million of third-party debt and (pound)440 million of notes payable issued to Rank, which were paid in deferred installments, half paid on June 29, 1998 and the other half paid on June 30, 1999. The purchase price (including transaction costs) was allocated such that goodwill increased by $737, minority interest in equity of subsidiaries was reduced by approximately $720, with the balance of $70 applied to other assets and liabilities, primarily investment in affiliates, at equity.

5  Finance Receivables, Net

     Finance receivables result from installment sales and sales-type leases arising from the marketing of our business equipment products. These receivables generally mature over two to five years and are typically collateralized by a security interest in the underlying assets. The components of finance receivables, net at December 31, 1999, 1998 and 1997 follow:

====================================================================
                                   1999       1998      1997
====================================================================
Gross receivables               $14,666    $16,139   $14,094
Unearned income                  (1,677)    (2,084)   (1,909)
Unguaranteed residual
    values                          752        699       557
Allowance for doubtful
accounts                           (423)      (441)     (389)
--------------------------------------------------------------------
Finance receivables, net         13,318     14,313    12,353
Less current portion              5,115      5,220     4,599
====================================================================
Amounts due after one
year, net                       $ 8,203    $ 9,093   $ 7,754
====================================================================

     Contractual maturities of our gross finance receivables subsequent to December 31, 1999 follow:

========================================================================
     2000          2001      2002      2003      2004   Thereafter
========================================================================
   $5,430        $3,938    $2,719    $1,640      $676         $263
========================================================================

     Experience has shown that a portion of these finance receivables will be prepaid prior to maturity. Accordingly, the preceding schedule of contractual maturities should not be considered a forecast of future cash collections.

     During 1999, the Company sold $1,495 of finance receivables. This resulted in a net increase in finance income of approximately $17, which includes the unfavorable flow through impacts.

     Allowances for doubtful accounts on our accounts receivable balances at December 31, 1999, 1998 and 1997 amounted to $137, $102 and $92, respectively.

6  Inventories

     The components of inventories at December 31, 1999, 1998 and 1997 follow:

=======================================================================
                                   1999      1998        1997
=======================================================================
Finished goods                   $1,800    $1,923      $1,549
Work in process                     122       111          97
Raw materials                       363       464         406
Equipment on operating
  leases, net                       676       771         740
-----------------------------------------------------------------------
Inventories                      $2,961    $3,269      $2,792
=======================================================================

     Equipment on operating leases consists of our business equipment products that are rented to customers and are depreciated to estimated residual value. Depreciable lives vary from two to four years. Our business equipment operating lease terms vary, generally from 12 to 36 months.

     Accumulated depreciation on equipment on operating leases at December 31, 1999, 1998 and 1997 amounted to $1,082, $1,260 and $1,198, respectively.
Scheduled minimum future rental revenues on operating leases with original terms of one year or longer are:

=======================================================================
 2000             2001            2002          Thereafter
=======================================================================
 $308             $160             $68                 $24
=======================================================================

     Total contingent rentals, principally usage charges in excess of minimum allowances relating to operating leases, for the years ended December 31, 1999, 1998 and 1997 amounted to $163, $161 and $186, respectively.

7  Land, Buildings and Equipment, Net

     The components of land, buildings and equipment, net at December 31, 1999, 1998 and 1997 follow:

==========================================================================
                           Estimated
                              Useful
                               Lives
                              (Years)      1999     1998      1997
==========================================================================
Land                                     $   66   $   80    $   88
Buildings and building
     equipment              25 to 50      1,087      973     1,012
Leasehold
     improvements         Lease term        434      425       403
Plant machinery              4 to 12      1,897    1,926     1,870
Office furniture and
     equipment               3 to 15      1,339    1,299     1,285
Other                        3 to 20        235      260       190
Construction in progress                    328      283       310
--------------------------------------------------------------------------
Subtotal                                  5,386    5,246     5,158
Less accumulated
     depreciation                         2,930    2,880     2,781
--------------------------------------------------------------------------
Land, buildings and
     equipment, net                      $2,456   $2,366    $2,377
==========================================================================

     We lease certain land, buildings and equipment, substantially all of which are accounted for as operating leases. Total rent expense under operating leases for the years ended December 31, 1999, 1998 and 1997 amounted to $397, $436 and $419, respectively. Future minimum operating lease commitments that have remaining non-cancelable lease terms in excess of one year at December 31, 1999 follow:

==========================================================================
 2000         2001       2002      2003       2004      Thereafter
==========================================================================
 $275         $218       $157      $131       $113            $329
==========================================================================

     In certain circumstances, we sublease space not currently required in operations. Future minimum sublease income under leases with non-cancelable terms in excess of one year amounted to $22 at December 31, 1999.

     In 1994, we awarded a contract to Electronic Data Systems Corp. (EDS) to operate our worldwide data processing and telecommunications network through the year 2004. Subject to making a payment defined in the contract, effective July 1, 1999, Xerox obtained the right to terminate this agreement with six months` notice to EDS. Minimum payments due EDS under the contract follow:

==========================================================================
 2000         2001       2002      2003       2004
==========================================================================
 $229         $217       $198      $183        $95
==========================================================================

8  Investments in Affiliates, at Equity

     Investments in corporate joint ventures and other companies in which we generally have a 20 to 50 percent ownership interest at December 31, 1999, 1998 and 1997 follow:

==========================================================================
                                    1999      1998       1997
--------------------------------------------------------------------------
Fuji Xerox                        $1,513    $1,354     $1,231
Other investments                    102       102        101
--------------------------------------------------------------------------
Investments in affiliates,
     at equity                    $1,615    $1,456     $1,332
==========================================================================


     Xerox Limited owns 50 percent of the outstanding stock of Fuji Xerox, a corporate joint venture with Fuji Photo Film Co. Ltd. (Fuji Photo). Fuji Xerox is headquartered in Tokyo and operates in Japan and other areas of the Pacific Rim, Australia and New Zealand, except for China. Condensed financial data of Fuji Xerox for its last three fiscal years follow:

==========================================================================
                                     1999      1998       1997
==========================================================================
Summary of Operations
Revenues                           $7,751    $6,809     $7,415
Costs and expenses                  7,440     6,506      6,882
--------------------------------------------------------------------------
Income before income taxes            311       303        533
Income taxes                          201       195        295
--------------------------------------------------------------------------
Net income                         $  110    $  108     $  238
==========================================================================
Balance Sheet Data
Assets
Current assets                     $3,521    $2,760     $2,461
Non-current assets                  3,521     3,519      2,942
Total assets                       $7,042    $6,279     $5,403
==========================================================================
Liabilities and Shareholders'
    Equity
Current liabilities                $2,951    $2,628     $2,218
Long-term debt                        169       101        286
Other non-current liabilities       1,079     1,028        679
Shareholders' equity                2,843     2,522      2,220
--------------------------------------------------------------------------
Total liabilities and
    shareholders' equity           $7,042    $6,279     $5,403
==========================================================================


9  Segment Reporting

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

     The Fuji Xerox operating segment is composed of our corporate joint venture with Fuji Photo and is managed jointly.

     The Paper and Media segment operates as a distributor of print media and supplies to our customers. The mission of Paper and Media is to charge a spread over mill wholesale prices to cover our costs and value added as a distributor and is managed as a separate operating segment.

     The Other operating segment is composed primarily of our Channels business and Xerox Technology Enterprises companies. Channels distributes products primarily through retail channels and value-added resellers. Xerox Technology Enterprises comprises our investments in emerging companies with important document processing hardware and software technologies in various stages of development. Total assets for this segment also includes our investment in discontinued operations.

     The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies.

==============================================================================================================================
                                                                                    Document Processing Segments
==============================================================================================================================
                                                                       Core                 Paper and
                                                                   Business   Fuji Xerox        Media      Other         Total
------------------------------------------------------------------------------------------------------------------------------
1999
Information about profit or loss
   Revenues from external customers                                 $15,224            -      $ 1,148     $1,830       $18,202
   Finance income                                                     1,016            -            -         10         1,026
   Intercompany revenues                                               (206)           -            -        206             -
                                                                   -----------------------------------------------------------
     Total segment revenues                                          16,034            -        1,148      2,046        19,228
   Depreciation and amortization                                        930            -            -          5           935
   Interest expense                                                     803            -            -          -           803
   Segment profit (loss)                                              2,014            -           62        (40)        2,036
   Earnings of non-consolidated affiliates                               13       $   55            -          -            68
Information about assets
   Investments in non-consolidated affiliates                           102        1,513            -          -         1,615
   Total assets                                                      25,319        1,513           86      1,896        28,814
   Capital expenditures                                                 580            -            -         14           594
==============================================================================================================================
1998
Information about profit or loss
   Revenues from external customers                                 $15,553            -       $1,162     $1,659       $18,374
   Finance income                                                     1,064            -            -          9         1,073
   Intercompany revenues                                               (326)           -            -        326             -
                                                                   -----------------------------------------------------------
     Total segment revenues                                          16,291            -        1,162      1,994        19,447
   Depreciation and amortization                                        803            -            -         18           821
    Interest expense                                                    749            -            -          -           749
   Segment profit (loss) before restructuring                         2,424            -           58        (75)        2,407
   Segment profit (loss) after restructuring                            916            -           58       (211)          763
   Earnings of non-consolidated affiliates/1/                            19       $   72            -          1            92
Information about assets
   Investments in non-consolidated affiliates                            81        1,354            -         21         1,456
   Total assets                                                      26,238        1,354           84      2,348        30,024
   Capital expenditures                                                 539            -            -         27           566
==============================================================================================================================
1997
Information about profit or loss
   Revenues from external customers                                 $14,937            -       $1,117     $1,084       $17,138
   Finance income                                                     1,006            -            -          -         1,006
   Intercompany revenues                                               (118)           -            -        118             -
                                                                   -----------------------------------------------------------
      Total segment revenues                                         15,825            -        1,117      1,202        18,144
   Depreciation and amortization                                        732            -            -          7           739
   Interest expense                                                     617            -            -          -           617
   Segment profit (loss)                                              2,180            -           44        (83)        2,141
   Earnings of non-consolidated affiliates                                6       $  119            -          2           127
Information about assets
   Investments in non-consolidated affiliates                            91        1,231            -         10         1,332
   Total assets                                                      22,913        1,231           91      3,497
   Capital expenditures                                                 510            -            -         10           520
==============================================================================================================================

/1/  Excludes our $18 share of a restructuring charge recorded by Fuji Xerox.

Products and services and geographic area data for our continuing operations follow:

==============================================================================================================================
                                                                                                         Revenues
==============================================================================================================================
                                                                                                 1999       1998          1997
------------------------------------------------------------------------------------------------------------------------------
Information about products and services
    Digital                                                                                   $10,198    $ 8,644       $ 6,347
    Light-lens                                                                                  5,785      7,351         8,304
    Paper and Other                                                                             3,245      3,452         3,493
------------------------------------------------------------------------------------------------------------------------------
Total                                                                                         $19,228    $19,447       $18,144
==============================================================================================================================

===========================================================================================================================
                                                              Revenues                      Long-Lived Assets
===========================================================================================================================
                                                  1999          1998         1997       1999     1998        1997
---------------------------------------------------------------------------------------------------------------------------
Information about Geographic Areas
United States                                  $10,417       $10,122      $ 9,187     $2,250   $2,090      $2,020
Europe                                           5,345         5,155        4,794        616      503         456
Other Areas                                      3,466         4,170        4,163        751      804         801
---------------------------------------------------------------------------------------------------------------------------
Total                                          $19,228       $19,447      $18,144     $3,617   $3,397      $3,277
===========================================================================================================================

10   Discontinued Operations

In January 1993, we announced our intent to sell or otherwise disengage from our Insurance and Other Financial Services (IOFS) businesses. Since that time, we have sold all of our Talegen Holdings, Inc. (Talegen) insurance businesses and have disposed of a number of other financial services businesses through sale and run-off collection activities. At December 31, 1999, our sole remaining insurance operation is the Ridge Reinsurance Limited (Ridge Re) reinsurance business. Our other discontinued businesses, consisting of OakRe Life Insurance Company (OakRe) and Third-Party Financing and Real Estate, are primarily in asset and liability run-off. A discussion of the status of IOFS follows.

Insurance. In the fourth quarter of 1995, we recorded a $1,546 after-tax charge in connection with the disengagement activities for our five then remaining Talegen insurance companies and three related service companies. In the first quarter of 1998, an additional after-tax charge of $190 was recorded.

     In 1997 and 1998, all of the Talegen insurance companies and service companies were sold for an aggregate $1,793 in cash, the assumption or repayment of $269 of debt, less approximately $145 in transaction-related costs. As part of the consideration for one of the companies, The Resolution Group, Inc. (TRG), which closed in 1997, we received a $462 performance-based instrument. We will participate in the future cash flows of TRG via the performance-based instrument. The recovery of this instrument is dependent upon the sufficiency of TRG's available cash flows. Based on current forecasts at December 31, 1999, we expect to realize $462 for this instrument. However, the ultimate realization may be more or less than this amount.

     The net proceeds of the above sales transactions, after transaction-related costs, were used primarily to retire debt.

     At December 31, 1999, the insurance business consists of Ridge Re and headquarters costs associated with the insurance activities of Xerox Financial Services, Inc. (XFSI), a wholly owned subsidiary.

     XFSI continues to provide aggregate excess of loss reinsurance coverage (the Reinsurance Agreements) to one of the former Talegen units and TRG through Ridge Re, a wholly owned subsidiary of XFSI. The coverage limits for these two remaining Reinsurance Agreements total $578, which is net of 15 percent coinsurance and exclusive of $234 in coverage that was reinsured under a retrocession arrangement during 1998. Through December 31, 1999, Ridge Re had recognized the discounted value of approximately $366 of this available coverage and it is possible that some additional reserves could ultimately be needed within the coverage limit. During 1999, Ridge Re entered into agreements with other insurers to eliminate its obligations for reinsurance coverage related to two of the former Talegen units. The coverage limit under the policies totaled $170. In connection with the agreements, Ridge Re paid the insurers $105.

     XFSI has guaranteed that Ridge Re will meet all of its financial obligations under the two remaining Reinsurance Agreements. Related premium payments to Ridge Re are made by XFSI and guaranteed by us. As of December 31, 1999, there were three remaining annual installments of $38, plus finance charges. We have also guaranteed that Ridge Re will meet its financial obligations on $578 of the Reinsurance Agreements and we have provided a $400 partial guaranty of Ridge Re's $600 letter of credit facility. This facility is required to provide security with respect to aggregate excess of loss reinsurance obligations under the two remaining Reinsurance Agreements.

     XFSI may also be required, under certain circumstances, to purchase, over time, additional redeemable preferred shares of Ridge Re, up to a maximum of $301.

Other Discontinued Businesses. In 1995, we completed the sale of Xerox Financial Services Life Insurance Company and related companies (Xerox Life). In connection with the transaction, OakRe, a wholly owned XFSI subsidiary, assumed responsibility, via coinsurance agreements, for the Single Premium Deferred Annuity (SPDA) policies issued by Xerox Life. As a result of these coinsurance agreements, at December 31, 1999 and 1998, the consolidated balance sheets include approximately $400 and $800, respectively, of invested assets and the related reinsurance liabilities associated with these SPDA policies. Most of these liabilities are expected to be satisfied during the year 2000 as the policies are either terminated by the policyholder or renewed and transferred to the buyer. In support of OakRe's coinsurance obligations, XFSI established a $500 letter of credit and line of credit, expiring in July 2000, with a group of banks. These facilities are unused and available at December 31, 1999. Upon a drawing under the letter of credit, XFSI has the option to cover the drawing using the credit line.

     We have made substantial progress in disengaging from the Third-Party Financing and Real Estate businesses that were discontinued in 1990. During the three years ended December 31, 1999, we received net cash proceeds of $460 ($260 in 1999, $48 in 1998 and $152 in 1997) from the sale of individual assets and from run-off and collection activities. These proceeds were used primarily to retire debt. The remaining assets at December 31, 1999 primarily represent real estate held for sale in Virginia and one asset-based financing lease, with a long-duration contractual maturity and unique tax attributes.

Total Discontinued Operations. The consolidated financial statements present the Insurance and Other Discontinued Businesses as discontinued operations. Debt was assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations, adjusted for subsequent paydowns. Interest expense thereon is primarily determined based on our annual average domestic borrowing costs. Assigned interest expense for the discontinued businesses for the years ended December 31, 1999, 1998 and 1997 was $50, $143 and $201, respectively.

     Summarized information of discontinued operations for the three years ended December 31, 1999 follows:

=======================================================================
                                   1999         1998         1997
=======================================================================
Balance Sheet Data
Assets
Insurance
Investment, net                 $   621      $   513      $ 1,076
-----------------------------------------------------------------------
Other Discontinued
     Businesses
OakRe investments                   408          805        1,537
All other assets, net               101          352          412
-----------------------------------------------------------------------
Investments, net                    509        1,157        1,949
Investment in discontinued
     operations                 $ 1,130      $ 1,670      $ 3,025
-----------------------------------------------------------------------
Liabilities
OakRe policyholders'
     deposits                   $   378      $   775      $ 1,526
Assigned debt                        50          136          167
-----------------------------------------------------------------------
Discontinued operations
     liabilities                $   428      $   911      $ 1,693
-----------------------------------------------------------------------
Net investment in
     discontinued operations    $   702      $   759      $ 1,332
=======================================================================

     Based on current estimates, we believe that the proceeds received from disposition or run-off and collection activities from the remaining net discontinued assets will be consistent with our net carrying value of these businesses.

11   Debt

Short-Term Debt. Short-term borrowings data at December 31, 1999 and 1998 follow:

=============================================================================
                                Weighted
                        Average Interest
                                   Rates
                                      at
                                12/31/99        1999      1998
=============================================================================
Notes payable                          -      $    -    $  536
Foreign commercial
     paper                             -           -       384
-----------------------------------------------------------------------------
Total short-term debt                  -           -       920
Current maturities of
     long-term debt                            3,957     3,184
-----------------------------------------------------------------------------
Total                                         $3,957    $4,104
=============================================================================

     Notes payable generally represent foreign currency denominated borrowings of non-U.S. subsidiaries.

Long-Term Debt. A summary of long-term debt by final maturity date at December 31, 1999 and 1998 follows:

=============================================================================
                                Weighted
                        Average Interest
                                   Rates
                                      at
                                12/31/99         1999       1998
=============================================================================
U.S. Operations
Xerox Corporation
   (parent company)
Guaranteed ESOP
   notes due 1999-2003              7.60%      $  299     $  370
Notes due 1999                         -            -      1,108
Notes due 2000                      6.24        2,041        600
Notes due 2001                      6.67          721        675
Notes due 2002                      7.90          230        230
Notes due 2003                      5.60        1,398      1,360
Notes due 2004                      4.95          502        200
Notes due 2016                      7.20          250        250
Convertible notes due 2018          3.63          601        575
Notes due 2038                      5.96           25         25
Other debt due 1999-2018            6.91          120        137
-----------------------------------------------------------------------------
Subtotal                                        6,187      5,530
-----------------------------------------------------------------------------
Xerox Credit Corporation
Notes due 1999                         -            -      1,175
Notes due 2000                      5.47        2,026        536
Notes due 2001                      6.21          401         51
Notes due 2002                      2.20/1/       668          -
Notes due 2003                      6.10          200          -
Floating rate notes due 2048        5.19           60         60
-----------------------------------------------------------------------------
Subtotal                                        3,355      1,822
-----------------------------------------------------------------------------
Total U.S. operations                           $9,542    $7,352
=============================================================================

/1/ Weighted average interest rate includes Japanese yen bonds of $488 issued by Xerox Credit Corporation in 1999 with an interest rate of 0.80%.

=============================================================================
                              Weighted
                      Average Interest
                              Rates at
                              12/31/99       1999       1998
=============================================================================
International Operations

Various obligations,
     payable in:
Canadian dollars due
     1999-2007                   11.46%   $    88    $    99
Dutch guilders due
     1999-2001                    4.67          9         37
French francs due
     1999-2004                    4.60        133          7
Pounds sterling due
     1999-2003                    8.75        202        207
Italian lire due 1999                -          -        140
Euros due 2000-2004               6.41        195          -
U.S. dollars due
     1999-2008                    6.02      2,995      1,013
Other currencies due
     1999-2000                    6.93          7        212
Capital lease obligations         5.93          3          1
-----------------------------------------------------------------------------
Total international
     operations                             3,632      1,716
=============================================================================
Other borrowings
     deemed long-term                       1,827      5,119
-----------------------------------------------------------------------------
Subtotal                                   15,001     14,187
Less current maturities                     3,957      3,184
-----------------------------------------------------------------------------
Total long-term debt                      $11,044    $11,003
=============================================================================

Consolidated Long-Term Debt Maturities.

Payments due on long-term debt for the next five years and thereafter follow:

=============================================================================
       2000      2001      2002      2003    2004   Thereafter
=============================================================================
     $3,957    $1,316    $3,230    $2,918    $530       $1,223
=============================================================================

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

Lines of Credit. We have a $7 billion revolving credit agreement with a group of banks, which matures in 2002. This revolver is also accessible by the following wholly owned subsidiaries: Xerox Credit Corporation (up to a $7 billion limit) and Xerox Capital (Europe) plc (up to a $4 billion limit) with our guarantee. Any amounts borrowed under this facility would be at rates based, at the borrower's option, on spreads above certain reference rates such as LIBOR. This agreement is unused and is available to back commercial paper borrowings of our domestic operations, Xerox Capital (Europe) plc and Xerox Overseas Holdings Ltd., which amounted to $1.0 billion at December 31, 1999. In addition, our foreign subsidiaries had unused committed long-term lines of credit used to back short-term indebtedness that aggregate $0.2 billion in various currencies at prevailing interest rates.

Match Funding of Finance Receivables and Indebtedness. We employ a match funding policy for customer financing assets and related liabilities. Under this policy, which is more fully discussed in the accompanying Financial Review on page 39, the interest and currency characteristics of the indebtedness are, in most cases, matched to the interest and currency characteristics of the finance receivables. At December 31, 1999, these operations had approximately $13.3 billion of net finance receivables, which will service approximately $11.2 billion of assigned short- and long-term debt.

Guarantees. At December 31, 1999, we have guaranteed the borrowings of our ESOP and $1,279 of indebtedness of our foreign subsidiaries.

Interest. Interest paid by us on our short- and long-term debt, including amounts relating to debt assigned to discontinued operations, amounted to $787, $859 and $812 for the years ended December 31, 1999, 1998 and 1997, respectively.

Total Short- and Long-Term Debt. Our total indebtedness, at December 31, 1999 and 1998, is reflected in the consolidated balance sheet captions as follows:

============================================================================
                                                 1999             1998
============================================================================
Short-term debt and current portion
     of long-term debt                       $  3,957         $  4,104
Long-term debt                                 10,994           10,867
Discontinued operations liabilities -
     policyholders' deposits and other             50              136
----------------------------------------------------------------------------
Total debt                                   $ 15,001         $ 15,107
============================================================================

A summary of changes in consolidated indebtedness for the three years ended December 31, 1999 follows:

============================================================================
                                       1999         1998        1997
============================================================================
Increase (decrease) in
     short-term debt, net           $(4,140)     $   553     $  (276)
Proceeds from long-term
     debt                             5,446        3,464       1,807
Principal payments on
     long-term debt                  (1,489)      (1,580)     (1,632)
----------------------------------------------------------------------------
Subtotal                               (183)       2,437        (101)
Less change in debt of
     discontinued operations            (86)         (31)       (106)
----------------------------------------------------------------------------
Total change in debt of
     continuing operations          $   (97)/1/  $ 2,468     $     5
============================================================================

/1/ Excludes debt of $51 assumed with the increased ownership in our India joint venture and accretion of $26 on convertible debt.

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

     None of our hedging activities involves exchange-traded instruments.

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

     Pay variable/receive variable interest rate swaps ("basis swaps") are used to transform variable rate, medium-term debt into commercial paper or local currency LIBOR rate obligations. Pay variable/receive fixed interest rate swaps are used to transform term fixed-rate debt into variable rate obligations. During 1999, 7 such agreements were cancelled in connection with the early retirement of 7 issues of medium-term notes. The transactions performed within each of these three categories enable the cost-effective management of interest rate exposures. During 1999, the average notional amount of an interest rate swap agreement was $31.

     For the three years ended December 31, 1999, no pay fixed/receive variable interest rate swap agreements were terminated prior to maturity.

     The total notional amounts of these transactions at December 31, 1999 and 1998, based on contract maturity, follow:

==============================================================================
                                              1999      1998
==============================================================================
Commercial paper/bank borrowings           $ 5,352   $ 2,242
Medium-term debt                            10,493     6,629
Long-term debt                               4,238     5,128
------------------------------------------------------------------------------
Total                                      $20,083   $13,999
==============================================================================

     The aggregate notional amounts of interest rate swaps by maturity date and type at December 31, 1999 and 1998 follow:

===========================================================================================================
                                                                    2001-      2004-
                                              1999         2000      2003       2018      Total
===========================================================================================================
1999
Pay fixed/receive variable                  $    -       $2,699   $ 6,380     $2,903    $11,982
Pay variable/receive variable                    -          443       550          -        993
Pay variable/receive fixed                       -        2,210     3,563      1,335      7,108
-----------------------------------------------------------------------------------------------------------
Total                                       $    -       $5,352   $10,493     $4,238    $20,083
-----------------------------------------------------------------------------------------------------------
Memo:
Interest rate paid                               -         5.94%     4.95%      5.92%      5.42%
Interest rate received                           -         5.48%     5.27%      5.82%      5.44%
===========================================================================================================
1998
Pay fixed/receive variable                  $1,792       $1,788   $ 5,489     $  479    $ 9,548
Pay variable/receive variable                    -           53       550          -        603
Pay variable/receive fixed                     450          587     1,901        910      3,848
-----------------------------------------------------------------------------------------------------------
Total                                       $2,242       $2,428   $ 7,940     $1,389    $13,999
-----------------------------------------------------------------------------------------------------------
Memo:
Interest rate paid                            6.36%        6.08%     4.89%      5.51%      5.39%
Interest rate received                        5.10%        5.25%     5.01%      6.54%      5.22%
===========================================================================================================

Forward Exchange Contracts. We utilize forward exchange contracts to hedge against the potentially adverse impacts of foreign currency fluctuations on foreign currency-denominated receivables and payables; firm foreign currency commitments; and investments in foreign operations. Firm foreign currency commitments generally represent committed purchase orders for foreign-sourced inventory. These contracts generally mature in six months or less. At December 31, 1999 and 1998, we had outstanding forward exchange contracts of $3,838 and $2,817, respectively. Of the outstanding contracts at December 31, 1999, the largest single currency represented was the Euro. Contracts denominated in Euros, U.S. dollars, British pounds sterling, Brazilian reais, French francs and Japanese yen accounted for over 85 percent of our forward exchange contracts. On contracts that hedge foreign currency-denominated receivables and payables, gains or losses are reported currently in income, and premiums or discounts are amortized to income and included in Other, net in the consolidated statements of income. Gains or losses, as well as premiums or discounts, on contracts that hedge firm commitments are deferred and subsequently recognized as part of the underlying transaction. At December 31, 1999, we had a net deferred gain of $13. Gains or losses on contracts that hedge an investment in a foreign operation are reported currently in the balance sheet as a component of cumulative translation adjustments. The premium or discount on contracts that hedge an investment in a foreign operation are amortized to income and included in Other, net in the consolidated statements of income. During 1999, the average notional amount of a forward exchange contract amounted to $16.

Foreign Currency Swap Agreements. We enter into cross-currency interest rate swap agreements, whereby we issue foreign currency-denominated debt and swap the proceeds with a counterparty. In return, we receive and effectively denominate the debt in local currencies. Currency swaps are utilized as hedges of the underlying foreign currency borrowings, and exchange gains or losses are recognized currently in Other, net in the consolidated statements of income. At December 31, 1999 and 1998, we had outstanding cross-currency interest rate swap agreements with aggregate notional amounts of $3,968 and $3,143, respectively. Of the outstanding agreements at December 31, 1999, the largest single currency represented was the British pound sterling. Contracts denominated in British pounds sterling, U.S. dollars, Japanese yen and French francs accounted for over 75 percent of our currency interest rate swap agreements.

Fair Value of Financial Instruments. The estimated fair values of our financial instruments at December 31, 1999 and 1998 follow:

==========================================================================
                                    1999                 1998
==========================================================================
                           Carrying       Fair  Carrying       Fair
                             Amount      Value    Amount      Value
--------------------------------------------------------------------------
Cash                       $    126    $   126  $     79    $    79
Accounts
    receivable, net           2,622      2,622     2,671      2,671
Short-term debt                   -          -       920        920
Long-term debt               15,001     14,839    14,187     14,524
Interest rate and
    currency swap
agreements                        -        (40)        -         47
Forward exchange
    contracts                     -        131         -         51
==========================================================================

     The fair value amounts for Cash, Accounts receivable, net and Short-term debt approximate carrying amounts due to the short maturities of these instruments.

     The fair value of Long-term debt was estimated based on quoted market prices for these or similar issues or on the current rates offered to us for debt of the same remaining maturities. The difference between the fair value and the carrying value represents the theoretical net premium or discount we would pay or receive to retire all debt at such date. We have no plans to retire significant portions of our long-term debt prior to scheduled maturity. We are not required to determine the fair value of our finance receivables, the match funding of which is the source of much of our interest rate swap activity.

     The fair values for interest rate and cross-currency swap agreements and forward exchange contracts were calculated by us based on market conditions at year-end and supplemented with quotes from brokers. They represent amounts we would receive (pay) to terminate/replace these contracts. We have no present plans to terminate/replace significant portions of these contracts.

13 Employee Benefit Plans

   We sponsor numerous pension and other postretirement benefit plans in our U.S. and international operations.

=====================================================================================================================
                                                                               Pension Benefits        Other Benefits
=====================================================================================================================
                                                                               1999       1998       1999        1998
---------------------------------------------------------------------------------------------------------------------
Change in Benefit Obligation
Benefit obligation, January 1                                                $8,040     $7,399    $ 1,095     $   997
Service cost                                                                    191        172         27          26
Interest cost                                                                 1,009        916         77          72
Plan participants' contributions                                                 14         13          -           -
Actuarial (gain)/loss                                                           (79)       157        (78)         40
Currency exchange rate changes                                                 (139)        31          2          (3)
Curtailments                                                                     (3)        (9)         -          20
Settlements                                                                       2          -          -           -
Special termination benefits                                                     11         99          2           2
Benefits paid                                                                  (628)      (738)       (65)        (59)
---------------------------------------------------------------------------------------------------------------------
Benefit obligation, December 31                                               8,418      8,040      1,060       1,095
=====================================================================================================================
Change in Plan Assets
Fair value of plan assets, January 1                                          7,958      7,708          -           -
Actual return on plan assets                                                  1,422        872          -           -
Employer contribution                                                            96         80         65          59
Plan participants' contributions                                                 14         13          -           -
Currency exchange rate changes                                                  (91)        23          -           -
Benefits paid                                                                  (628)      (738)       (65)        (59)
---------------------------------------------------------------------------------------------------------------------
Fair value of plan assets, December 31                                        8,771      7,958          -           -
=====================================================================================================================
Funded status (including under-funded and non-funded plans)                     353        (82)    (1,060)     (1,095)
Unamortized transition assets                                                   (36)       (61)         -           -
Unrecognized prior service cost                                                  21         28         (4)         (4)
Unrecognized net actuarial (gain) loss                                         (381)       121        (69)          7
---------------------------------------------------------------------------------------------------------------------
Net amount recognized                                                       $   (43)    $    6    $(1,133)    $(1,092)
=====================================================================================================================
Amounts recognized in the consolidated balance sheets consist of:
  Prepaid benefit cost                                                      $   377     $  349    $     -     $     -
  Accrued benefit liability                                                    (456)      (343)    (1,133)     (1,092)
  Intangible asset                                                                4          -          -           -
  Accumulated other comprehensive income                                         32          -          -           -
---------------------------------------------------------------------------------------------------------------------
Net amount recognized                                                       $   (43)    $    6    $(1,133)    $(1,092)
=====================================================================================================================
Under-funded or non-funded plans
  Aggregate benefit obligation                                              $   497     $  345    $ 1,060     $ 1,095
  Aggregate fair value of plan assets                                       $   174     $   35    $     -     $     -
=====================================================================================================================
Weighted average assumptions as of December 31
Discount rate                                                                   7.4%       7.0%       8.0%        7.0%
Expected return on plan assets                                                  8.9        9.2
Rate of compensation increase                                                   4.2        4.2
=====================================================================================================================
=====================================================================================================================
                                                             Pension Benefits                    Other Benefits
=====================================================================================================================
                                                      1999         1998        1997       1999       1998        1997
---------------------------------------------------------------------------------------------------------------------
Components of Net Periodic Benefit Cost
Defined benefit plans
Service cost                                       $   191      $   172     $   167     $   27    $    26     $    25
Interest cost                                        1,009          916         948         77         72          66
Expected return on plan assets                      (1,090)      (1,010)     (1,014)         -          -           -
Recognized net actuarial (gain)/loss                    11           10          16          1          -          (4)
Amortization of prior service cost                       8            6           8          -          -           -
Recognized net transition asset                        (18)         (19)        (20)         2          -           -
Recognized curtailment/settlement gain                  (9)         (60)        (31)         -          -           -
---------------------------------------------------------------------------------------------------------------------
  Net periodic benefit cost                            102           15          74        107         98          87
Defined contribution plans                              28           32          23          -          -           -
---------------------------------------------------------------------------------------------------------------------
Total                                              $   130      $    47     $    97     $  107    $    98     $    87
=====================================================================================================================

   Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For measurement purposes, a 7.5 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease to 5.25 percent in 2002 and thereafter.
   A one-percentage-point change in assumed health care cost trend rates would have the following effects:

===============================================================================
                                                              One-         One-
                                                       percentage-  percentage-
                                                             point        point
                                                          increase     decrease
===============================================================================
Effect on total service and interest
cost components                                                $ 5         $ (4)
Effect on postretirement benefit
obligation                                                     $62         $(53)
===============================================================================

Employee Stock Ownership Plan (ESOP) Benefits. In 1989, we established an ESOP and sold to it 10 million shares of Series B Convertible Preferred Stock (Convertible Preferred) of the Company for a purchase price of $785. Each ESOP share is convertible into six common shares of the Company. The Convertible Preferred has a $1 par value and a guaranteed minimum value of $78.25 per share and accrues annual dividends of $6.25 per share. The ESOP borrowed the purchase price from a group of lenders. The ESOP debt is included in our consolidated balance sheets because we guarantee the ESOP borrowings. A corresponding amount classified as Deferred ESOP benefits represents our commitment to future compensation expense related to the ESOP benefits.

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

   Information relating to the ESOP for the three years ended December 31, 1999 follows:

================================================================================
                                                   1999        1998         1997
================================================================================
Interest on ESOP Borrowings                         $28         $33          $38
--------------------------------------------------------------------------------
Dividends declared on
    Convertible Preferred
    Stock                                           $54         $56          $57
--------------------------------------------------------------------------------
Cash contribution to the
    ESOP                                            $44         $41          $39
--------------------------------------------------------------------------------
Compensation expense                                $46         $44          $40
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

   Income before income taxes from continuing operations for the three years ended December 31, 1999 consists of the following:

================================================================================
                                                   1999        1998         1997
================================================================================
Domestic income                                  $1,243        $625       $1,082
Foreign income                                      793         138        1,059
--------------------------------------------------------------------------------
Income before income taxes                       $2,036        $763       $2,141
================================================================================

Provisions for income taxes from continuing operations for the three years ended December 31, 1999 consist of the following:

================================================================================
                                                   1999        1998         1997
================================================================================
Federal income taxes
    Current                                        $168       $ 265         $253
    Deferred                                        189        (149)          67
Foreign income taxes
    Current                                         124         178          168
    Deferred                                         68        (143)         158
State income taxes
    Current                                          52          70           69
    Deferred                                         30         (14)          13
--------------------------------------------------------------------------------
Income taxes                                       $631       $ 207         $728
================================================================================

A reconciliation of the U.S. federal statutory income tax rate to the effective income tax rate for continuing operations for the three years ended December 31, 1999 follows:

==============================================================================
                                                    1999        1998      1997
==============================================================================
U.S. federal statutory
   income tax rate                                  35.0%       35.0%     35.0%
Foreign earnings and
   dividends taxed at
   different rates                                  (6.8)       (7.3)     (3.2)
Goodwill amortization                                 .7          .7        .3
Tax-exempt income                                   (1.0)       (2.3)      (.8)
State taxes                                          2.6         4.7       2.5
Other                                                 .5        (3.7)       .2
------------------------------------------------------------------------------
Effective income tax rate                           31.0%       27.1%     34.0%
==============================================================================

   The 1999 effective tax rate of 31.0 percent is 0.6 percentage points lower than 1998, after excluding the 1998 worldwide restructuring program from the 1998 effective tax rate.

   The 1998 effective tax rate of 27.1 percent is 6.9 percentage points lower than 1997. Excluding the 1998 worldwide restructuring program, the 1998 effective tax rate is 31.6 percent, which is 2.4 percentage points lower than 1997. This lower 1998 rate is primarily attributable to an increase in foreign tax credits, refund of foreign taxes and mix of profits from our worldwide operations.

   On a consolidated basis, including the effects of discontinued operations, we paid a total of $238, $217 and $241 in income taxes to federal, foreign and state income-taxing authorities in 1999, 1998 and 1997, respectively.

   Total income tax expense (benefit) for the three years ended December 31, 1999 was allocated as follows:

===============================================================================
                                                     1999        1998      1997
===============================================================================
Income taxes on income
   from continuing
   operations                                       $ 631       $ 207     $ 728
Tax benefit included in
   minorities' interests/1/                           (20)        (20)      (19)
Discontinued operations                               (26)        (54)     (166)
Common shareholders'
   equity/2/                                         (106)       (140)      (57)
-------------------------------------------------------------------------------
Total                                               $ 479       $  (7)    $ 486
===============================================================================

/1/ Benefit relates to preferred securities as more fully described in Note 16 on page 63.

/2/ For dividends paid on shares held by the ESOP, cumulative translation adjustments and tax benefit on nonqualified stock options.

   Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries and other foreign investments carried at equity. The amount of such earnings included in consolidated retained earnings at December 31, 1999 was approximately $4.9 billion. These earnings have been substantially reinvested, and we do not plan to initiate any action that would precipitate the payment of income taxes thereon. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings.

   The tax effects of temporary differences that give rise to significant portions of the deferred taxes at December 31, 1999 and 1998 follow:

===============================================================================
                                                                1999       1998
===============================================================================
Tax effect of future tax deductions
    Depreciation                                             $   385    $   443
    Postretirement medical benefits                              436        419
    Restructuring reserves                                       160        329
    Other operating reserves                                     198        277
    Deferred intercompany profit                                  90         76
    Allowance for doubtful accounts                              104         93
    Deferred compensation                                        159        165
    Tax credit carryforwards                                      98        104
    Research and development                                     641        564
    Other                                                        145        116
-------------------------------------------------------------------------------
Total                                                        $ 2,416    $ 2,586
===============================================================================
Tax effect of future taxable income
    Installment sales and leases                             $(1,041)   $(1,407)
    Leveraged leases                                             (29)       (23)
    Deferred income                                             (848)      (630)
    Other                                                       (298)      (264)
-------------------------------------------------------------------------------
Total                                                        $(2,216)   $(2,324)
===============================================================================

   The above amounts are classified as current or long-term in the consolidated balance sheets in accordance with the asset or liability to which they relate. Current deferred tax assets at December 31, 1999 and 1998 amounted to $478 and $551, respectively.

   We have concluded that it is more likely than not that the deferred tax assets will be realized in the ordinary course of operations based on scheduling of deferred tax liabilities and income from operating activities.

   At December 31, 1999, we have tax credit carry-forwards for federal income tax purposes of $98 available to offset future federal income taxes indefinitely. We also have net operating loss carry-forwards for income tax purposes of $94 that are available to offset future taxable income through 2006 and $291 available to offset future taxable income indefinitely.

15 Litigation

   On March 10, 1994, a lawsuit was filed in the United States District Court for the District of Kansas by two independent service organizations (ISOs) in Kansas City and St. Louis and their parent company. Subsequently, a single corporate entity, CSU, L.L.C. (CSU), was substituted for the three affiliated companies. CSU claimed damages predominately resulting from the Company's alleged refusal to sell parts for high-volume copiers and printers to CSU prior to 1994. The Company's policies and practices with respect to the sale of parts to ISOs were at issue in an antitrust class action in Texas, which was settled by the Company during 1994. Claims for individual lost profits of ISOs who were not named parties, such as CSU, were not included in that class action. The Company asserted counter-claims against CSU alleging patent and copyright infringement relating to the copying of diagnostic software and service manuals. On April 8, 1997, the District Court granted partial summary judgment in favor of the Company on CSU's antitrust claims, ruling that the Company's unilateral refusal to sell or license its patented parts cannot give rise to antitrust liability. On January 8, 1999, the Court dismissed with prejudice all of CSU's antitrust claims. The District Court also granted summary judgment in favor of the Company on its patent infringement claim, leaving open with respect to patent infringement only the issues of willfulness and the amount of damages, and granted partial summary judgment in favor of the Company with respect to some of its claims of copyright infringement. A judgment in the amount of $1 was entered in favor of the Company and against CSU on the copyright infringement counterclaim. On February 16, 2000, the United States Court of Appeals for the Federal Circuit affirmed the judgment of the District Court dismissing CSU's antitrust claims.

   On April 11, 1996, an action was commenced by Accuscan Corp. (Accuscan), in the United States District Court for the Southern District of New York, against the Company seeking unspecified damages for infringement of a patent of Accuscan which expired in 1993. The suit, as amended, was directed to facsimile and certain other products containing scanning functions and sought damages for sales between 1990 and 1993. On April 1, 1998, the jury entered a verdict in favor of Accuscan for $40. However, on September 14, 1998, the Court granted the Company's motion for a new trial on damages. The trial ended on October 25, 1999 with a jury verdict of $10. The Company is also seeking to appeal the issue of liability and believes that the liability verdict should be set aside. We filed a motion to have the judge dismiss or modify the verdict.

   A consolidated lawsuit is currently pending in the United States District Court for the Western District of Texas. It is a consolidation of two previously separate lawsuits, one of which had been filed in the United States District Court for the District of New Jersey and had been transferred to Texas, and the other which was commenced in Texas. Plaintiffs in both cases claimed that the withdrawal of Crum & Forster Holdings, Inc. (a former subsidiary of ours) (C&F) from the Xerox Corporation Employee Stock Ownership Plan (ESOP) constituted a wrongful termination under the Employee Retirement Income Security Act (ERISA). Both cases were also brought as purported class actions. The complaints in the two cases asserted different legal theories for recovery. In one case damages of $250 were alleged and in the other case damages were unspecified.

   On December 14, 1999, the Court granted plaintiffs' motion to amend their complaint. The amended complaint alleges violations of ERISA only and seeks unspecified damages, injunctive relief, costs and attorneys' fees. Under the amended complaint, plaintiffs purport to bring this action on behalf of themselves and a class of approximately 10,000 persons who were C&F participants in the ESOP on January 1, 1993. The plaintiffs have filed a new motion for class certification based upon the allegations in the amended complaint, which is currently pending. Plaintiffs' previous motion to certify a class action was denied by the Court. Xerox denies liability and intends to vigorously defend this action.

   On June 24, 1999, Xerox Corporation was served with a summons and complaint filed in the Superior Court of the State of California for the County of Los Angeles. The complaint was filed on behalf of 681 individual plaintiffs claiming damages as a result of Xerox' alleged disposal and/or release of hazardous substances into the soil, air and groundwater. On July 22, 1999, a complaint was filed in the same Court, which has not yet been served on Xerox, in a separate action on behalf of an additional 80 plaintiffs with the same claims for damages as the earlier action. Plaintiffs in both cases further allege that they have been exposed to such hazardous substances by inhalation, ingestion and dermal contact, including but not limited to hazardous substances contained within the municipal drinking water supplied by the City of Pomona and the Southern California Water Company. Plaintiffs' claims against Xerox include personal injury, wrongful death, property damage, negligence, trespass, nuisance, fraudulent concealment, absolute liability for ultra-hazardous activities, civil conspiracy, battery and violation of the California Unfair Trade Practices Act. Damages are unspecified.

   We deny any liability for the plaintiffs' alleged damages and intend to vigorously defend these actions. The Court has issued a stay in this case until March 2, 2000.

   On December 9, 1999, a complaint was filed in the United States District Court for the District of Connecticut in an action entitled Giarraputo, et al. vs. Xerox Corporation, Barry Romeril, Paul Allaire and Richard Thoman which purports to be a class action on behalf of the named plaintiff and all other purchasers of Common Stock of the Company between January 25, 1999 and October 7, 1999, (Class Period). On December 13, 1999, an amended complaint was filed adding an additional named plaintiff, extending the Class Period through December 10, 1999, and expanding the class to include individuals who purchased call options or sold put options. The amended complaint alleges that pursuant to the Securities Exchange Act of 1934, as amended, each of the defendants is liable as a participant in a fraudulent scheme and course of business that operated as a fraud or deceit on purchasers of the Company's Common Stock during the Class Period by disseminating materially false and misleading statements and/or concealing material facts. The amended complaint further alleges that the alleged scheme: (i) deceived the investing public regarding the economic capabilities, sales proficiencies, growth, operations and intrinsic value of the Company's Common Stock; (ii) allowed several corporate insiders, such as the named individual defendants, to sell shares of privately held Common Stock of the Company while in possession of materially adverse, non-public information; and (iii) caused the individual plaintiffs and the other members of the purported class to purchase Common Stock of the Company at inflated prices. The amended complaint seeks unspecified compensatory damages in favor of the plaintiffs and the other members of the purported class against all defendants, jointly and severally, for all damages sustained as a result of defendants' alleged wrongdoing, including interest thereon, together with reasonable costs and expenses incurred in the action, including counsel fees and expert fees. Several additional class action complaints alleging the same or substantially similar claims have been filed in the same Court.

   The named individual defendants and we deny any wrongdoing and intend to vigorously defend these actions, which we expect to be consolidated.

16 Preferred Securities

   As of December 31, 1999, we have four series of outstanding preferred securities. In total we are authorized to issue 22 million shares of cumulative preferred stock, $1 par value.

Convertible Preferred Stock. As more fully described in Note 13 on page 59, we sold, for $785, 10 million shares of our Series B Convertible Preferred Stock (ESOP shares) in 1989 in connection with the establishment of our ESOP. As employees with vested ESOP shares leave the Company, these shares are redeemed by us. We have the option to settle such redemptions with either shares of common stock or cash. Outstanding preferred stock related to our ESOP at December 31, 1999 and 1998 follows (shares in thousands):

================================================================================
                                                       1999                 1998
================================================================================
                                           Shares    Amount     Shares    Amount
--------------------------------------------------------------------------------
Convertible
   Preferred Stock                          8,551      $669      8,785      $687
================================================================================

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

Deferred Preferred Stock. In 1996, a subsidiary of ours issued 2 million deferred preferred shares for Canadian (Cdn.) $50 million. The U.S. dollar value was $37 and is included in Minorities' interests in equity of subsidiaries in the consolidated balance sheets. These shares are mandatorily redeemable on February 28, 2006 for Cdn. $90 million. The difference between the redemption amount and the proceeds from the issue is being amortized, through the redemption date, to Minorities' interests in earnings of subsidiaries in the consolidated statements of income. We have guaranteed the redemption value.

Company-obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely subordinated debentures of the Company. In January 1997, a trust sponsored and wholly owned by the Company issued $650 aggregate liquidation amount preferred securities (the "Original Preferred Securities") to investors and 20,103 shares of common securities to the Company, the proceeds of which were invested by the trust in $670 aggregate principal amount of the Company's newly issued 8 percent Junior Subordinated Debentures due 2027 (the "Original Debentures"). In June 1997, pursuant to a registration statement filed by the Company and the trust with the Securities and Exchange Commission, Original Preferred Securities with an aggregate liquidation preference amount of $644 and Original Debentures with a principal amount of $644 were exchanged for a like amount of preferred securities (together with the Original Preferred Securities, the "Preferred Securities") and 8 percent Junior Subordinated Debentures due 2027 (together with the Original Debentures, the "Debentures") which were registered under the Securities Act of 1933. The Debentures represent all of the assets of the trust. The proceeds from the issuance of the Original Debentures were used by the Company for general corporate purposes. The Debentures and related income statement effects are eliminated in the Company's consolidated financial statements.

The Preferred Securities accrue and pay cash distributions semiannually at a rate of 8 percent per annum of the stated liquidation amount of $1,000 per Preferred Security. The Company has guaranteed (the "Guarantee"), on a subordinated basis, distributions and other payments due on the Preferred Securities. The Guarantee and the Company's obligations under the Debentures and in the indenture pursuant to which the Debentures were issued and the Company's obligations under the Amended and Restated Declaration of Trust governing the trust, taken together, provide a full and unconditional guarantee of amounts due on the Preferred Securities.

     The Preferred Securities are mandatorily redeemable upon the maturity of the Debentures on February 1, 2027, or earlier to the extent of any redemption by the Company of any Debentures. The redemption price in either such case will be $1,000 per share plus accrued and unpaid distributions to the date fixed for redemption.

17   Common Stock

     We have 1.05 billion authorized shares of common stock, $1 par value. At December 31, 1999 and 1998, 84.3 and 45.3 million shares, respectively, were reserved for issuance under our incentive compensation plans. In addition, at December 31, 1999,13.2 million common shares were reserved for the conversion of $654 of convertible debt, and 51.3 million common shares were reserved for conversion of ESOP-related Convertible Preferred Stock.

Treasury Stock. The Board of Directors has authorized us to repurchase up to $1 billion of our common stock. The stock will be repurchased from time to time on the open market depending on market and other conditions. No shares were repurchased during 1999. During 1998, we repurchased 3.7 million shares for $172. Since inception of the program we have repurchased 20.6 million shares for $594. Common shares issued for stock option exercises, conversion of convertible securities and other exchanges were partially satisfied by reissuances of treasury shares.

Put Options. In connection with the share repurchase program, during 1999, 1998 and 1997, we sold 0.8 million, 1.0 million and 8.0 million put options, respectively, that entitle the holder to sell one share of our common stock to us at a specified price. These put options are exercisable only at maturity and can be settled in cash at our option. The put options had original maturities ranging from six months to two years.

In 1999, put options on 1.0 million shares of common stock were exercised and settled for a net cash payment of $5.

At December 31, 1999, 0.8 million put options remain outstanding with a strike price of $40.56 per share.

Stock Option and Long-Term Incentive Plans. We have a long-term incentive plan whereby eligible employees may be granted nonqualified stock options and performance unit rights. Subject to vesting and other requirements, performance unit rights are typically paid in our common stock, beginning with the 1998 awards, and are typically paid in cash for units awarded prior to 1998. Prior to 1999, the value of each performance unit was typically based upon the level of return on assets during the year in which granted. Beginning with the 1999 awards, the value of each performance unit is based on the growth in earnings per share during the year in which granted. Performance units ratably vest in the three years after the year awarded.

     Beginning in 1999, certain incentive compensation plans were modified to provide for the issuance of stock options as part of the total payments due under the plans.

     Stock options and rights are settled with newly issued or treasury shares of our common stock. Stock options granted prior to December 31, 1995 normally vest in two years and expire five years from the date of grant. Stock options granted subsequent to December 31, 1995 generally vest in three years and expire between eight and ten years from the date of grant. The exercise price of the options is equal to the market value of our common stock on the effective date of grant.

     At December 31, 1999 and 1998, 36.2 million and 6.4 million shares, respectively, were available for grant of options or rights. The following table provides information relating to the status of, and changes in, options granted:

==========================================================================================================================
Employee Stock Options                                   1999                       1998                     1997
==========================================================================================================================
                                                                   Average                Average                 Average
                                                   Stock            Option       Stock     Option        Stock     Option
(Options in thousands)                           Options             Price     Options      Price      Options      Price
--------------------------------------------------------------------------------------------------------------------------
Outstanding at January 1                         30,344             $33        27,134      $26          22,206     $19
Granted                                          19,059              51         8,980       47          12,201      34
Cancelled                                          (870)             47          (199)      37            (300)     24
Exercised                                        (5,145)             23        (5,571)      20          (6,973)     17
---------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31                       43,388              42        30,344       33          27,134      26
---------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year                       13,467                         9,622                    8,850
==========================================================================================================================

Options outstanding and exercisable at December 31, 1999 are as follows:

==========================================================================================================================
Thousands except per-share data                  Options Outstanding                       Options Exercisable
==========================================================================================================================
                                                          Weighted
Range of                                         Average Remaining   Weighted Average          Number       Weighted Average
Exercise Prices           Number Outstanding      Contractual Life     Exercise Price     Exercisable        Exercise Price
---------------------------------------------------------------------------------------------------------------------------
$13.18 to $19.63                       2,058                  1.55              $18.16            2,058              $18.16
 20.11 to  28.91                       7,737                  6.84               23.99            3,954               22.07
 30.97 to  44.16                      15,358                  5.37               37.10            6,396               35.82
 46.88 to  60.95                      18,235                  7.10               56.02            1,059               48.60
---------------------------------------------------------------------------------------------------------------------------
$13.18 to $60.95                      43,388                  6.18              $41.81           13,467              $30.09
===========================================================================================================================

We do not recognize compensation expense relating to employee stock options because the exercise price of the option equals the fair value of the stock on the effective date of grant. If we had deter mined the compensation based on the value as determined by the modified Black-Scholes option pricing model, in accordance with SFAS No. 123, the pro forma net income and earnings per share would be as follows:

===========================================================
                                  1999        1998    1997
===========================================================
Net income - as reported        $1,424      $  395   $1,452
Net income - pro forma           1,323         350    1,429
Basic EPS - as reported           2.09        0.53     2.16
Basic EPS - pro forma             1.94        0.46     2.12
Diluted EPS - as reported         1.96        0.52     2.02
Diluted EPS - pro forma           1.82        0.45     1.99
===========================================================

The effects of applying SFAS No. 123 in this pro forma disclosure are not necessarily indicative of future amounts.

     As reflected in the pro forma amounts in the table at left, the fair value of each option granted in 1999, 1998 and 1997 was $15.83, $13.31 and $9.03, respectively. The fair value of each option granted was estimated on the date of grant using the following weighted average assumptions:

============================================================
                                 1999        1998      1997
============================================================
Risk-free interest rate          5.1%        5.2%      6.1%
Expected life in years           6.2         5.3       5.0
Expected volatility             28.0%       24.9%     23.5%
Expected dividend yield          1.8%        1.4%      1.9%
============================================================

18   Earnings per Share

     A reconciliation of the numerators and denominators of the basic and diluted EPS calculation follows:

=========================================================================================================================
                                              1999                          1998                         1997
=========================================================================================================================
                                     Income   Shares       Per      Income   Shares     Per      Income    Shares     Per
                                     (Numer-  (Denom-     Share    (Numer-  (Denom-   Share     (Numer-   (Denom-   Share
(Shares in thousands)                  ator)  inator)    Amount      ator)  inator)  Amount        ator)   inator) Amount
--------------------------------------------------------------------------------------------------------------------------
Basic EPS
     Income from continuing
        operations                   $1,424                        $585                         $1,452
     Accrued dividends on
        preferred stock                 (38)                        (46)                           (44)
---------------------------------------------------------------------------------------------------------------------------
Basic EPS                            $1,386   663,493    $2.09     $539     658,956   $0.82     $1,408   653,371   $2.16
---------------------------------------------------------------------------------------------------------------------------
Diluted EPS
     Stock options and other
        incentives                              8,727                         9,811                        7,929
     ESOP Adjustment,
        net of tax                       43    51,989                                               44    54,686
     Convertible debt,
        net of tax                       17    13,191                 3       5,287                  3     5,287
--------------------------------------------------------------------------------------------------------------------------
Diluted EPS                          $1,446   737,400    $1.96     $542     674,054   $0.80     $1,455   721,273   $2.02
==========================================================================================================================

Note: Recalculation of per-share amounts may be off by $0.01 in certain instances due to rounding.


19   Subsequent Events

     In January 2000, we and Fuji Xerox acquired the Color Printing and Imaging Division of Tektronix, Inc. (CPID). The aggregate consideration paid of $925 in cash, which includes $75 paid directly by Fuji Xerox, is subject to certain post-closing adjustments. CPID manufactures and sells color printers, ink and related products, and supplies. The acquisition was accounted for using the purchase method and will result in goodwill and other identifiable intangible assets of approximately $575 (unaudited), which will be amortized over their useful lives, predominantly 20 years. In addition, we will also recognize a charge in the first quarter of 2000 for accrued in-process research and development of approximately $25 (unaudited). We have engaged an independent appraiser to value the intangible assets, including amounts allocable to accrued in-process research and development. Accordingly, the amounts included herein are based on preliminary estimates and will be revised to reflect the final appraisal.

Quarterly Results of Operations

(Unaudited)

==================================================================================================================
                                                           First      Second         Third      Fourth       Full
In millions, except per-share data                       Quarter     Quarter       Quarter     Quarter       Year
==================================================================================================================
1999
Revenues                                                $  4,300     $ 4,862        $4,628      $5,438     $19,228
Costs and Expenses                                         3,806       4,229         4,123       5,034      17,192
------------------------------------------------------------------------------------------------------------------
Income before Income Taxes, Equity Income and
   Minorities' Interests                                     494         633           505         404       2,036
Income Taxes                                                 153         196           157         125         631
Equity in Net Income of Unconsolidated Affiliates             10          24             5          29          68
Minorities' Interests in Earnings of Subsidiaries              8          13            14          14          49
------------------------------------------------------------------------------------------------------------------
Income from Continuing Operations                            343         448           339         294       1,424
Discontinued Operations                                        -           -             -           -           -
------------------------------------------------------------------------------------------------------------------
Net Income                                              $    343     $   448        $  339     $   294     $ 1,424
==================================================================================================================
Basic Earnings per Share
   Continuing Operations                                $   0.50     $  0.66        $ 0.50      $ 0.43     $  2.09
   Discontinued Operations                                     -           -             -           -           -
------------------------------------------------------------------------------------------------------------------
Basic Earnings per Share                                $   0.50     $  0.66        $ 0.50      $ 0.43     $  2.09
==================================================================================================================
Diluted Earnings per Share/1/
   Continuing Operations                                $   0.48     $  0.62        $ 0.47      $ 0.41     $  1.96
   Discontinued Operations                                     -           -             -           -           -
------------------------------------------------------------------------------------------------------------------
Diluted Earnings per Share/1/                           $   0.48     $  0.62        $ 0.47      $ 0.41     $  1.96
==================================================================================================================
1998
Revenues                                                $  4,304     $ 4,742        $4,607      $5,794     $19,447
Costs and Expenses                                         3,859       5,841         4,067       4,917      18,684
------------------------------------------------------------------------------------------------------------------
Income (Loss) before Income Taxes (Benefits),
   Equity Income and Minorities' Interests                   445      (1,099)          540         877         763
Income Taxes (Benefits)                                      147        (385)          173         272         207
Equity in Net Income of Unconsolidated Affiliates             14          12            28          20          74
Minorities' Interests in Earnings of Subsidiaries             11          10            14          10          45
------------------------------------------------------------------------------------------------------------------
Income (Loss) from Continuing Operations                     301        (712)          381         615         585
Discontinued Operations                                     (190)          -             -           -        (190)
------------------------------------------------------------------------------------------------------------------
Net Income (Loss)/2/                                    $    111     $  (712)       $  381      $  615     $   395
==================================================================================================================
Basic Earnings (Loss) per Share
    Continuing Operations                               $   0.44     $ (1.10)       $ 0.56      $ 0.92     $  0.82
    Discontinued Operations                                (0.29)          -             -           -       (0.29)
------------------------------------------------------------------------------------------------------------------
Basic Earnings per Share                                $   0.15     $ (1.10)       $ 0.56      $ 0.92     $  0.53
==================================================================================================================
Diluted Earnings (Loss) per Share/1/
   Continuing Operations                                $   0.42     $ (1.10)       $ 0.53      $ 0.84     $  0.80
   Discontinued Operations                                 (0.26)          -             -           -       (0.28)
------------------------------------------------------------------------------------------------------------------
Diluted Earnings per Share/1/                           $   0.16     $ (1.10)       $ 0.53      $ 0.84     $  0.52
==================================================================================================================

/1/ Quarterly diluted earnings per share differ from the full-year amounts because securities that are antidilutive in certain quarters are not antidilutive on a full-year basis.
/2/ 1998 second quarter includes a restructuring charge of $1,644 ($1,107 after taxes and including our $18 share of a restructuring charge recorded by Fuji Xerox).

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


/s/ G. Richard Thoman                  /s/ Barry D. Romeril

G. Richard Thoman                      Barry D. Romeril
President and Chief Executive Officer  Vice Chairman and Chief Financial Officer

Report of Independent Auditors

To the Board of Directors and Shareholders of Xerox Corporation:

We have audited the consolidated balance sheets of Xerox Corporation and consolidated subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements appearing on pages 42 through 65 present fairly, in all material respects, the financial position of Xerox Corporation and consolidated subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.


/s/ KPMG LLP

KPMG LLP
Stamford, Connecticut
January 25, 2000

Eleven Years in Review

==============================================================================================================================
(Dollars in millions, except per-share data)              1999              1998            1997             1996
==============================================================================================================================
Per-Share Data
Earnings (loss) from continuing operations
    Basic                                             $   2.09         $    0.82        $   2.16        $    1.78
    Diluted                                               1.96              0.80            2.02             1.66
Dividends declared                                        0.80              0.72            0.64             0.58
==============================================================================================================================
Operations
Revenues                                              $ 19,228         $  19,447        $ 18,144        $  17,378
Research and development expenses                          979             1,040           1,065            1,044
Income (loss) from continuing operations                 1,424               585           1,452            1,206
Net income (loss)                                        1,424               395           1,452            1,206
==============================================================================================================================
Financial Position
Accounts and finance receivables, net                 $ 15,940         $  16,984        $ 14,498        $  13,394
Inventories                                              2,961             3,269           2,792            2,676
Land, buildings and equipment, net                       2,456             2,366           2,377            2,256
Investment in discontinued operations                    1,130             1,670           3,025            4,398
Total assets                                            28,814            30,024          27,732           26,818
Consolidated capitalization
    Short-term debt                                      3,957             4,104           3,707            3,536
    Long-term debt                                      11,044            11,003           8,946            8,697
------------------------------------------------------------------------------------------------------------------------------
       Total debt                                       15,001            15,107          12,653           12,233
    Deferred ESOP benefits                                (299)             (370)           (434)            (494)
    Minorities' interests in equity of subsidiaries        127               124             127              843
    Company-obligated, mandatorily redeemable
     preferred securities of subsidiary trust
     holding solely subordinated debentures
     of the Company                                        638               638             637                -
    Preferred stock                                        669               687             705              721
    Common shareholders' equity                          4,911             4,857           4,985            4,367
    Total capitalization                                21,047            21,043          18,673           17,670
==============================================================================================================================
Selected Data and Ratios
Common shareholders of record at year-end               55,297            52,048          54,689           55,908
Book value per common share/1/                        $   7.35         $    7.35        $   7.59        $    6.71
Year-end common stock market price                    $  22.69         $   59.00        $  36.94        $   26.31
Employees at year-end                                   94,600            92,700          91,500           86,700
Working capital                                       $  4,035         $   3,968        $  3,074        $   2,948
Current ratio                                              1.5               1.5             1.4              1.4
Additions to land, buildings and equipment            $    594         $     566        $    520        $     510
Depreciation on land, buildings and equipment         $    416         $     362        $    400        $     372
==============================================================================================================================

* Data that conform with the 1999 basis of presentation were not available. /1/ Book value per common share is computed by dividing common shareholders'
     equity by outstanding common shares plus common shares reserved for the conversion of the Xerox Canada Inc. Exchangeable Class B Stock.

==============================================================================================================================
          1995             1994             1993             1992           1991               1990            1989
==============================================================================================================================
      $   1.73         $   1.14        $   (0.42)       $    0.87       $   0.63          $    0.91       $    0.74
          1.61             1.07            (0.42)            0.77           0.62               0.87            0.73
          0.50             0.50             0.50             0.50           0.50               0.50            0.50
==============================================================================================================================

        16,588         $ 15,084        $  14,229        $  14,298       $ 13,438          $  13,210       $  12,095
           949              895              883              922            890                848             809
         1,174              794             (193)             562            436                599             488
          (472)             794             (126)          (1,020)           454                243             704
==============================================================================================================================

      $ 12,389         $ 11,759        $  10,565        $  10,250       $  8,952          $   8,016       $   7,272
         2,656            2,294            2,162            2,257          2,091              2,148           2,413
         2,105            2,108            2,219            2,150          1,950              1,851           1,781
         4,810            7,904            8,841            8,652          9,164              9,695               *
        26,008           27,278           26,999           25,792         24,342             24,116               *
==============================================================================================================================

         3,274            3,159            2,698            2,533          2,038              1,828           1,482
         8,148            7,355            7,386            8,105          7,825              8,726           9,247
------------------------------------------------------------------------------------------------------------------------------
        11,422           10,514           10,084           10,638          9,863             10,554          10,729
          (547)            (596)            (641)            (681)          (720)              (756)           (785)
           755            1,021              844              885            818                832             715

             -                -                -                -              -                  -               -
           763              832            1,066            1,072          1,078              1,081           1,081
         3,878            4,177            3,972            3,875          5,140              5,051           5,035
        16,271           15,948           15,325           15,789         16,179             16,762          16,775
==============================================================================================================================
        54,262           56,414           65,820           68,877         71,213             74,994          78,876
      $   5.92         $   6.48        $    6.28        $    6.70       $   9.07          $    8.96       $    8.93
      $  22.84         $  16.50        $   14.69        $   13.21       $  11.42          $    5.92       $    9.54
        85,900           87,600           97,000           99,300        100,900             99,000          99,000
      $  2,843         $  2,411        $   2,357        $   2,578       $  2,282          $   2,537               *
           1.4              1.4              1.4              1.5            1.5                1.6               *
      $    438         $    389        $     470        $     582       $    467          $     405       $     390
      $    376         $    446        $     437        $     418       $    397          $     372       $     370
==============================================================================================================================

How to Reach Us

Xerox Corporation                       Developing Markets
800 Long Ridge Road                     Operations
P.O. Box 1600                           800 Long Ridge Road
Stamford, CT 06904                      P.O. Box 1600
203 968-3000                            Stamford, CT 06904
                                        203 968-3000
Industry Solutions
Operations                              Xerox Europe
800 Long Ridge Road                     Riverview
P.O. Box 1600                           Oxford Road
Stamford, CT 06904                      Uxbridge
203 968-3000                            Middlesex
                                        United Kingdom
General Markets                         UB8 1HS
Operations                              44 1895 251133
800 Long Ridge Road
P.O. Box 1600                           Fuji Xerox Co., Ltd.
Stamford, CT 06904                      2-17-22 Akasaka
203 968-3000                            Minato-ku, Tokyo 107
                                        Japan
                                        813 3585-3211


Products and Services

www.xerox.com or by phone:
 .800 ASK-XEROX (800 275-9376) for any product or service

 .800 TEAM-XRX (800 832-6979) for any small office or home office product

 .800 34-XEROX (800 349-3769) for networked products sold through resellers


Additional Information

The Xerox Foundation and Community Involvement Program: 203 968-3333

Xerox diversity programs and EEO-1 reports: 716 423-6157

Environmental, Health and Safety Progress Report: 800 828-6571

Questions from Students and Educators:
800 594-5015 or 716 423-4828
E-mail:  Nancy.Dempsey@usa.xerox.com

Auditors
KPMG LLP
Certified Public Accountants
Stamford Square
3001 Summer Street
Stamford, CT 06905
203 356-9800

Consecutive Dividends Paid to Shareholders

At its February 7, 2000, meeting, the Company's Board of Directors declared the regular quarterly dividend of $.20 per share on the common stock and the regular quarterly dividend of $1.5625 per share on the preferred stock. Xerox has declared dividends to its shareholders for 70 consecutive years and has paid consecutive quarterly dividends since 1948. The Series B Convertible Preferred stock was issued in July 1989 in connection with the formation of a Xerox Employee Stock Ownership Plan.
   Both common and preferred dividends are payable April 1 to shareholders of record March 3.

Xerox Common Stock Prices and Dividends

==============================================================================
New York Stock Exchange composite prices
==============================================================================
                First         Second      Third      Fourth
1999            Quarter       Quarter     Quarter    Quarter
==============================================================================
High             $63.00        $63.69      $59.75     $42.81
Low               51.63         52.50       40.50      19.88
Dividends Paid   $ 0.18        $ 0.20      $ 0.20     $ 0.20
==============================================================================

==============================================================================
                First         Second      Third      Fourth
1998            Quarter       Quarter     Quarter    Quarter
==============================================================================
High             $53.38        $57.50      $58.25     $60.81
Low               33.09         45.16       39.00      40.91
Dividends Paid   $ 0.16        $ 0.18      $ 0.18     $ 0.18
==============================================================================

Stock Listed and Traded

Xerox common stock (XRX) is listed on the New York Stock Exchange and the Chicago Stock Exchange. It is also traded on the Boston, Cincinnati, Pacific Coast, Philadelphia, London and Switzerland exchanges.



Copyright(R) Xerox Corporation 2000. All rights reserved. Xerox(R), The Document Company(R) and the stylized X(R) are trademarks of Xerox Corporation, as are ColorSeries, ContentGuard, DataGlyph(R), DigiPath(R), DocuImage(R), Document Centre(R), DocuPrint(R), DocuShare(R), DocuTech(R), FlowPort, PageCam, PaperWare(R) and Phaser(R).

Adobe(R) and Postscript(R) are trademarks of Adobe Systems Inc. DocuColor(R) is a trademark of Identix Inc., licensed to Xerox Corporation. Domino.doc and Lotus Notes(R) are trademarks of Lotus Development Corp. Microsoft Exchange(R) is a trademark of Microsoft Corp.

72