Form 10-K, Exhibit 13
period 2000-12-31
XEROX CORP
filed 2001-06-07
CIK 108772

                                                                      EXHIBIT 13

Management's Discussion and Analysis of
Results of Operations and Financial Condition

Summary of
Total Company Results

As more fully discussed below and in Note 2 to the Consolidated Financial Statements, the Company has restated its 1999 and 1998 financial statements. All dollar and per share amounts and financial ratios have been revised, as appropriate, for the effects of the restatements.
  We were advised in June, 2000 that the Securities and Exchange Commission
(SEC) had entered an order of a formal, non-public investigation into our accounting and financial reporting practices in Mexico and other areas. The SEC is continuing its investigation into Mexican accounting issues and other accounting matters which include consideration of the attached Consolidated Financial Statements including all the items affected by the restatements. We continue to fully cooperate with the investigation. The Company cannot predict when the SEC will conclude its investigation or its outcome.
  Management intends to restate, as appropriate, the Company's quarterly financial information, and to refile any restated quarterly financial information with the SEC. At such time, the Company's Annual Report on Form 10-K will bere-filed, as amended, for any restatement of quarterly information. Our independent auditors' opinion on the Consolidated Financial Statements for each of the years in the three year period ended December 31, 2000, presently contains an explanatory paragraph referring to our supplementary quarterly financial information and to the fact that the independent auditors were unable to complete their reviews of such quarterly information due to matters related to the restatement issues as described in Note 2 to the Consolidated Financial Statements. After we have completed our restatement of such quarterly information, the Company believes that our independent auditors will be able to complete their reviews and modify their Report of Independent Auditors accordingly.
  The business challenges that began to impact our performance in the second half of 1999 continued to adversely affect our financial performance in 2000. We reported a net loss of $257 million or 44 cents per share in 2000 compared with a profit of $1,339 million or $1.85 per share in 1999. These business challenges included company specific issues such as the realignment of our sales force from a geographic to an industry structure resulting in higher sales force turnover, open sales territories and lower sales productivity; the disruption and incremental costs associated with consolidation of our U.S. customer administration centers and changes in our European infrastructure; competitive and industry changes; and adverse economic conditions in our Latin American affiliates and in the U.S. toward the latter part of the year. These operational challenges, exacerbated by significant technology and acquisition investments, have resulted in credit rating downgrades, limited access to capital markets and marketplace concerns regarding our liquidity.
  To counter these challenges, in October of 2000 we announced a turnaround program including anticipated asset sales totaling $2 - $4 billion, accelerated cost reductions and plans to transition the equipment financing business to third party vendors. At this time we believe our plan is on track as our prime objective of cash generation is being realized. We strengthened our cash position in the fourth quarter and ended the year with more than $1.7 billion in cash and equivalents, with approximately $400 million positive cash flow from operations in the fourth quarter. We concluded 2000 by selling our China operations to Fuji Xerox for $550 million. In January 2001, we obtained $435 million in financing from an affiliate of General Electric Capital Corporation (GE Capital) and announced that we were also discussing possible plans for GE Capital to provide ongoing equipment financing for Xerox customers in several European countries. In March 2001, we sold half of our ownership interest in Fuji Xerox to Fuji Photo Film Co., Ltd. (Fujifilm) for $1,283 million in cash. In April 2001, we entered an agreement to sell our leasing businesses in four Euro pean countries to Resonia Leasing AB for approximately $370 million in cash at approximately book value. In addition to our asset disposition initiatives, we are aggressively finalizing and implementing cost-reduction plans, which we anticipate will yield at least $1 billion in annualized savings by the end of 2001. Since the third quarter of 2000, we have taken actions that account for more than one-half of this target, including the reduction of approximately 2,000 and 4,300 jobs in the fourth quarter of 2000 and the first quarter of 2001, respectively.

  We have restated our Consolidated Financial Statements for the fiscal years ended December 31, 1999 and 1998 as a result of two separate investigations conducted by the Audit Committee of the Board of Directors. These investigations involved previously disclosed issues in our Mexico operations and a review of our accounting policies and procedures and application thereof. As a result of these investigations, it was determined that certain accounting practices and the application thereof misapplied generally accepted accounting principles (GAAP) and certain accounting errors and irregularities were identified. The Company has corrected the accounting errors and irregularities in its Consolidated Financial Statements. The Consolidated Financial Statements have been adjusted as follows:
  In fiscal 2000 the Company had recorded charges totaling $170 million ($120 million after taxes) which arose from imprudent and improper business practices in Mexico that resulted in certain accounting errors and irregularities. Over a period of years, several senior managers in Mexico had collaborated to circumvent certain Xerox accounting policies and administrative procedures. The charges related to provisions for uncollectible long-term receivables, the recording of liabilities for amounts due to conces-sionaires and, to a lesser extent, for contracts that did not fully meet the requirements to be recorded as sales-type leases. The investigation of the accounting issues discovered in Mexico has been completed. The Company has restated its prior years' Consolidated Financial Statements to reflect reductions to pre-tax income
(loss) of $53 million and $13 million in 1999 and 1998, respectively. The vast majority of the approximate remaining $101 million of the fiscal 2000 Mexican charge relates to bad debt provisions.
  In connection with our acquisition of the remaining 20 percent of Xerox Limited from Rank Group, Plc in 1997, we recorded a liability of $100 million for contingencies identified at the date of acquisition. One of the investigations conducted by the Audit Committee of the Board of Directors expressed a judgment that this liability should not have been recorded. However, management believes that the liability and corresponding goodwill asset were established appropriately in 1997; such asset and liability were only 0.4 percent and 0.5 percent, respectively of total assets and total liabilities. During 1998, we determined that the liability was no longer required. During 1998 and 1999, we charged to the liability certain expenses incurred as part of the consolidation of our European back-office operations. This reversal should have been recorded as a reduction of Goodwill and Deferred tax assets. Therefore, we have restated our previously reported Consolidated Financial Statements to reflect decreases of $67 million to Goodwill and $33 million to Deferred tax assets and increases in Selling, administrative and general expenses of $76 million in 1999 and $24 million in 1998.
  In addition to the above items, we have made adjustments in connection with certain misapplications of GAAP under Statement of Financial Accounting Standards No. 13, "Accounting for Leases" (SFAS No. 13). These adjustments primarily relate to the accounting for lease modifications and residual values as well as certain other items. The following table presents the effects of all the aforementioned items on our pre-tax income (loss).*

                                         Year ended December 31,
               (in millions)               2000     1999    1998
               -------------------------------------------------
               Increase (decrease) to
                  pre-tax income (loss)*
                 Mexico                    $ 69   $ (53)  $ (13)
                 Rank Group Acquisition       6     (76)    (24)
                 Lease issues, net           87      83    (165)
                 Other, net                  10     (82)     18
               -------------------------------------------------
                 Total                     $172   $(128)  $(184)
               -------------------------------------------------

* Pre-tax income (loss) refers to income (loss) from Continuing Operations before income taxes (benefits), Equity Income and Minorities Interests. For convenience, that financial statement caption is hereafter referred to as pre-tax income (loss).

  These adjustments resulted in the cumulative net reduction of Common shareholders' equity and Consolidated Tangible Net Worth (as defined in our $7 Billion Revolving Credit Agreement) of $137 million and $76 million, respectively, as of December 31, 2000. Retained earnings at December 31, 1997 were restated from $3,960 million to $3,852 million as a result of the effect of these aforementioned adjustments on years prior to 1998.
  Throughout the following Management's Discussion and Analysis of Results of Operation and Financial Condition all referenced amounts reflect the above described restatement adjustments.
  Revenues of $18.7 billion in 2000 declined 4 percent (1 percent pre-currency) from 1999. Excluding the beneficial impact of the January 1, 2000 acquisition of the Tektronix, Inc. Color Printing and Imaging Division (CPID), 2000 revenues declined 8 percent (5 percent pre-currency.) Revenues were impacted by a combination of company specific issues, an increased competitive environment and some weaker economies toward the latter part of the year. Revenues of $19.6 billion in 1999 were flat (and increased 1 percent pre-currency) from 1998, including a very substantial revenue decline in Brazil due to the currency devaluation and subsequent economic weakness.
  In reviewing our performance, we discuss our results of operations, as reported in our consolidated financial statements and also as adjusted for the effects of certain special items. This means that we analyze our results both before and after the effects of these special items. We believe that this will assist readers in better understanding the trend in our results. A discussion of these special items, including a table which illustrates their effects on our Consolidated Statement of Operations, appears below.

         (In millions, except per-share data)     2000   1999     1998
         -------------------------------------------------------------
         Memo:
         Pre-tax income (loss)                 $ (384) $1,908 $   579
         Pre-tax income before restructuring
            and special items                      62   1,908   2,223
         -------------------------------------------------------------
         Income (loss) from
            Continuing operations              $ (257) $1,339 $   463
         Loss from Discontinued operations          -       -    (190)
         -------------------------------------------------------------
         Net income (loss)                       (257)  1,339     273
         -------------------------------------------------------------
         Restructuring and other special items   (353)      -  (1,107)
         Income before special items           $   96  $1,339 $ 1,380
         -------------------------------------------------------------
         Earnings (loss) per share
         Income (loss) from
            Continuing operations              $(0.44) $ 1.85 $  0.62
         Loss from Discontinued operations          -       -   (0.28)
         -------------------------------------------------------------
         Diluted earnings (loss) per share      (0.44)   1.85    0.34
         -------------------------------------------------------------
         Restructuring and special items        (0.53)      -   (1.64)
         Income from Continuing operations
            before special items               $ 0.09  $ 1.85 $  2.26
         -------------------------------------------------------------

Net loss in 2000 includes a $200 million pre-tax gain ($119 million after taxes) related to the Company's December 2000 sale of its China operations to Fuji Xerox, $619 million of restructuring, inventory and asset impairment charges ($456 million after taxes and including our $37 million share of a Fuji Xerox restructuring charge), and a $27 million ($16 million after taxes) in-process research and development charge from the CPID acquisition. The net loss in 2000 was $257 million including these items or income of $96 million excluding these special items. Excluding the 1998 restructuring charge, income from continuing operations decreased 3 percent in 1999.
  Including these special items, our diluted loss per share was $0.44 in 2000. Excluding these special items, diluted earnings per share declined 95 percent in 2000 and decreased 18 percent in 1999.
  In the ordinary course of business, management makes many estimates in the accounting for items that affect our reported results of operations and financial position. The following table summarizes the more significant of these estimates, and changes therein, and their impacts on pre-tax income (loss):

           ----------------------------------------------------------
           Increase (decrease) in Pre-tax income
                       (in millions)               2000   1999   1998
           ----------------------------------------------------------
           Provisions for doubtful accounts      $(647) $(406) $(303)
           Provisions for obsolete and excess     (146)  (158)   (85)
              inventory
           Revenue allocations                      44    102    101
           Finance discount rates                   24    101    128
           Indirect taxes                           17     35     21
           Sales and consumption taxes              11     --     51
           ----------------------------------------------------------

  The preceding items are analyzed as appropriate in succeeding sections of this Management's Discussion and Analysis of Operations and Financial Condition and/or the accompanying Notes to Consolidated Financial Statements.

Pre-Currency Growth
To understand the trends in the business, we believe that it is helpful to adjust revenue and expense growth (except for ratios) to exclude the impact of changes in the translation of European and Canadian currencies into U.S. dollars. We refer to this adjusted growth as "pre-currency growth." Latin American currencies are shown at actual exchange rates for both pre-currency and post-currency reporting, since these countries generally have volatile currency and inflationary environments, and our operations in these countries have historically implemented pricing actions to recover the impact of inflation and devaluation.
  A substantial portion of our consolidated revenues is derived from operations outside of the United States where the U.S. dollar is not the functional currency. When compared with the average of the major European and Canadian currencies on a revenue-weighted basis, the U.S. dollar was approximately 10 percent stronger in 2000 and 4 percent stronger in 1999. As a result, foreign currency translation unfavorably impacted revenue growth by approximately 3 percentage points in 2000 and 1 percentage point in 1999.
  In the early part of 1999, the Brazilian real was devalued substantially against the U.S. dollar. For the full year, the average real exchange rate declined 36 percent to 1.80 in 1999 from 1.16 in 1998. The unfavorable impact of our Brazilian operation on our total revenue growth was approximately 4 percentage points in 1999. This included the impact of the currency devaluation and the subsequent weak economic environment.
  We do not hedge the translation effect of revenues denominated in currencies where the local currency is the functional currency.

Revenue by Segment
At the beginning of 2000, we realigned our organization according to the segments identified below. It was impracticable for us to reclassify our 1998 results to conform to these segments. Accordingly no discussion of the changes in revenues for 1999 as compared to

1998 is presented here. Revenues and year-over-year revenue growth rates by segment are as follows:

                                   Revenues/1/      Growth
               -------------------------------------------------
                                                   Post     Pre-
                  (in billions)     2000  1999 Currency Currency
               -------------------------------------------------
               Total Revenues      $18.7 $19.6     (4)%     (1)%
               Industry Solutions    9.2  10.1    (10)      (6)
               General Markets       5.3   4.9      8       12
               Developing Markets    2.7   2.8     (2)      (1)
               Other Businesses      1.5   1.8    (14)     (10)
               Memo: Fuji Xerox/2/   8.4   7.8      8        4
               -------------------------------------------------

/1/ Revenues have been restated as required by FASB EITF 2000-10 for all periods presented to include shipping and handling charges billed to customers. These amounts were historically reported as a reduction of cost of goods sold.
/2/ Represents total revenue of Fuji Xerox, of which approximately 10% represents sales to the Company.

  Industry Solutions Operations (ISO) covers the direct sales and service organization in North America and Europe. 2000 revenues declined 10 percent (6 percent pre-currency) as the impact of the January 2000 final phase of the realignment of the sales force from a geographic to an industry approach first necessitated establishment of many new customer relationships and subsequently resulted in increased sales turnover, open sales territories and less experienced sales personnel. This was compounded by a strengthening of our competitor's product capabilities, an increase in distributed printing which has adversely impacted new equipment sales and recurring revenues on our equipment population and, toward the latter part of the year, a weakening U.S. economic environment. U.S. revenues were further adversely impacted by customer administration issues. Revenues declined in the U.S., France and Germany, reflected good growth in the U.K. and grew modestly in Canada.
  General Markets Operations (GMO) includes sales agents in North America, concessionaires in Europe and our Channels Group, which includes retailers and resellers. Including the CPID acquisition, GMO 2000 revenue grew 8 percent (12 percent pre-currency). Excluding CPID, GMO revenue declined 5 percent (1 percent pre-currency). Strong European concessionaire growth was offset by weak North American sales agent revenues and the adverse impact of declining office monochrome laser printer unit sales, which was consistent with the trend throughout the industry. As a result of the January 2000 CPID acqui-sition, equipment sales and supplies revenues from office color network printers were strong reflecting the introduction of new CPID color laser and solid ink products throughout the year. Excellent growth in inkjet equipment placements, including the new DocuPrint M series resulting from our alliance with Sharp Corporation and Fuji Xerox Co., Ltd. (Fuji Xerox), was mitigated by significant inkjet equipment pricing pressures. Developing Market Operations (DMO) includes operations in Latin America, China (sold in December 2000), Russia, India, the Middle East and Africa. The 2 percent decline in DMO revenues reflected flat revenues in Brazil, a significant decline in Mexico associated with the dislocation in that operation, declines throughout the rest of Latin America and excellent growth in China, India and the Middle East. Revenues in Brazil reflected an improved economic environment but this improvement was offset by increased competitive activity and lower prices during the latter part of the year as the Company focused on reducing inventory.
  The Company's Latin America operations can be subject to volatile economies and currency fluctuations. While our Brazilian operations currently represent less than 5 percent of total revenue they continue to have an adverse impact on the Company's results of operations. Historically, the Brazilian operations have managed to offset the economic impact of devaluation through pricing changes, customer upgrades and reductions in its cost base and accordingly have successfully managed their operations so as to moderate the effects of these economic events. The Brazilian economy remains unsettled, and as a result the recovery in our Brazil operation has not returned to pre-1999 levels, nor is recovery expected in 2001.
  The Company sells most of its products and services under bundled arrangements which contain multiple deliverable elements, or alternatively sells its equipment and services on a stand-alone basis. In 2000, bundled transactions represented approximately 64 percent, 65 percent, and 57 percent of the total value of transactions in the U.S., Europe (excluding indirect sales channels) and DMO (primarily Brazil), respectively. Multiple element arrangements typically include equipment, services, supplies and financing components for which the customer pays a single defined price. These arrangements typically also include a variable service component for copy volumes in excess of stated minimums. Prices listed in these multiple element arrangements with our customers may not be representative of the fair value of those elements because the prices of the different components of the arrangement may be altered in customer negotiations, although the aggregate consideration may remain the same. Management's objective is to ensure that revenues under these arrangements are allocated based upon estimated fair values of the elements in accordance with GAAP. The fair value of each element is estimated based on a review of a number of factors including average selling prices for the elements when they are sold on a stand-alone basis. The average selling prices are based on management's best estimates of market conditions and competitive pricing considerations.
  The principal change in estimate relating to such revenue allocations among multiple elements is made with respect to the estimated fair value of those elements and their related margins. This is a significant factor considered in our revenue allocation process along with other factors, such as pricing changes and customer discounts, also affect the overall allocation process. The effect of such changes in estimates of fair values and related margins in the years 2000, 1999 and 1998 was $193 million, $202 million, and $141 million, respectively, which management understood to result, generally, in increases of sales revenues and decreases to deferred elements of those arrangements. The net effects of such allocations when offset by corresponding decreases in deferred revenues was to increase pre-tax income in 2000, 1999 and 1998 by $44 million, $102 million, and $101 million, respectively.
  As we transition to third-party vendor financing, the proportion of our sales to customers through bundled arrangements containing the same multiple deliverable elements will decrease, as third parties will finance stand-alone equipment sales.
  Our primary arrangements with customers conform with SFAS No. 13 as sales-type leases allowing the recording of equipment sale revenue. Certain customer arrangements which did not meet the sales-type lease criteria for revenue recognition were recorded as operating leases.
  Since 1985 the Company, primarily in North America, has sold pools of equipment subject to operating leases to third party finance companies (the counter-party) and recorded these transactions as sales at the time the equipment is accepted by the counter-party. The various programs provided us with additional funding sources and/or enhanced credit positions. The counter-party accepts the risks of ownership of the equipment. Remanufacturing and remarketing of off-lease equipment belonging to the counter-party is performed by the Company on a nondiscriminatory basis for a fee. North American transactions are structured to provide cash proceeds up front from the counter-party versus collection over time from the underlying customer lessees. The following shows the effects of such sales of equipment under operating leases, offset by the associated reductions of operating lease revenues from current and prior years transactions:

              (in millions)                     2000   1999   1998
              ----------------------------------------------------
              Sales of equipment              $  22  $ 120  $  74
              ----------------------------------------------------
              Reduced Operating Lease Revenue  (106)  (104)  (123)
              ----------------------------------------------------
                                              $ (84) $  16  $ (49)
              ----------------------------------------------------

  Beginning in 1999 several Latin American affiliates entered into certain structured transactions involving contractual arrangements which transferred the risks of ownership of equipment subject to operating leases to third party financial companies who are obligated to pay the Company a fixed amount each month. The Company accounts for these transactions similar to its sales-type leases. The counter-party assumes the risks associated with the payments from the underlying customer lessees thus mitigating risk and variability from the cash flow stream. The following shows the effects of such sales of equipment under structured finance arrangements offset by the associated reductions of operating lease revenues from current and prior year transactions:

               (in millions)                     2000  1999 1998
               -------------------------------------------------
               Sales of equipment              $ 126  $280   $--
               -------------------------------------------------
               Reduced Operating Lease Revenue  (132)  (17)   --
               -------------------------------------------------
                                               $  (6) $263   $--
               -------------------------------------------------

  Over time the number and value of the contracts will vary depending on the number of operating leases entered into in any given period, the willingness of third party financing institutions to accept the risks of ownership, and our consideration as to the desirability of entering into such arrangements. For example, the decline in 2000 from 1999 was driven by the lower volume of sales in 2000, reduced equipment on operating lease available for sale and the absence of rental revenue from sales of operating leases in prior years. The increase in 1999 resulted from a marketing strategy in Brazil following the maxi-devaluation of that country's currency in the first quarter of 1999. The strategy emphasized offering operating leases to our customers and subsequently selling the equipment under these leases to third party financial institutions to mitigate the credit risk of the portfolio. By the end of 1999 operating lease contracts increased to approximately 11 percent of total activity versus historical levels of approximately 6 percent.
  As more fully discussed in the accompanying Capital Resources and Liquidity, the Company presently has limited access to the capital markets. This situation also impacts our current ability to enter into transactions for the sales of equipment subject to operating leases.

Gross Margin, Cost and Expenses
The trend in gross margin was as follows:

                                                2000  1999  1998
               -------------------------------------------------
               Total Gross Margin*             37.4% 43.3% 44.4%
               Gross margin by revenue stream:
               Sales***                        37.5  43.1  43.8
               Service and rental              44.1  47.4  47.6
               Document outsourcing**          24.0  29.6  32.9
               Finance Income                  34.5  49.4  50.1
               -------------------------------------------------

* Includes inventory charges associated with the 2000 and 1998 restructurings. If excluded, the gross margins would have been 37.9% and 45.0%, respectively.
** Equipment sales included in Document outsourcing arrangements are included in the Sales Margin.
*** Includes inventory charges associated with the 2000 and 1998 restructuring.
    If excluded, sales gross margins would have been 38.4 percent and 44.9 percent in 2000 and 1998, respectively.

  Gross margin of 37.4 percent in 2000 was 5.9 percentage points below 1999 or
5.4 percentage points lower excluding the 2000 restructuring inventory charge. Approximately half of the 5.4 percentage point 2000 gross margin decline was the result of the ISO segment's weak DocuTech and production printing equipment sales. Higher growth in the lower-margin document outsourcing business of the ISO segment, and in the small office/home office business of the GMO segment, reduced the gross margin by approximately 1.5 percentage points. Our inkjet strategy for the small office/home office is to build an equipment population that will generate profitable supplies revenue over time. Significant competitive equipment pricing pressures have strained profits and liquidity as we build the inkjet equipment population. Finally, gross margin was adversely impacted by competitive price pressure, unfavorable transaction currency and temporary pricing actions to reduce inventory on certain products in the latter part of the year. Manufacturing and other productivity improvements only partially offset the above items.
  The 1999 gross margin of 43.3 percent was 1.1 percentage points below 1998. Excluding the 1998 inventory restructuring charge, the 1.7 percentage point 1999 gross margin decline was due primarily to higher revenue growth in the lower-margin document outsourcing and channels businesses and the significant revenue decline in the higher-margin Brazilian operation, together with a lower gross margin in Brazil compared with the prior year. In addition, the gross margin was adversely impacted by unfavorable product mix, unfavorable currency and a decline in service gross margins as service revenue declines had not been accompanied by corresponding cost reductions. Substantial competitive price pressures were partially offset by some manufacturing and other productivity improvements.
  We expect that the total gross margin will stabilize in 2001 at the fourth quarter 2000 level of 33.7 percent which was significantly lower than the full year gross margin. We expect equipment sales margins will continue to be under pressure as our business mix continues to shift to lower equipment margin products and due to competitive pricing pressures. We expect equipment margin declines will be offset by improving service margins in 2001 as productivity savings are expected to be achieved.
  Financing income is determined by the discount applied to minimum contract payments, excluding service and supplies, used in the estimation of the fair value of the equipment. Finance interest rates include the aforementioned discount rates in customer arrangements as well as related sources of income. Over the years the Company's finance interest rates have changed as a result of a number of factors including money market conditions; the economic environment; debt coverage; return on equity; debt to equity ratios and other external factors which are particularly relevant to our financing business. During the period from 1998 to 2000 such finance interest rates and the Company's average cost of funds used in our customer financing activities were:

                                                2000 1999 1998
                 ---------------------------------------------
                 Average Finance Interest Rates 8.3% 9.2% 9.3%
                 ---------------------------------------------
                 Average Cost of Funds          5.4% 4.7% 5.1%
                 ---------------------------------------------

  In line with market comparables, the Company's financing operations are targeted to achieve a 15 percent return on equity. The Company periodically reviews, and may change,the discount rates in order to be consistent with this objective and to reflect the estimated fair value of the financing component in its lease arrangements. Changes in the rate applied to a bundled arrangement may affect one or more elements of the arrangement. In general, the following changes in discount rates are reflected as reciprocal changes in equipment revenues, partially offset by the resulting change in customer finance income.
  Such changes in accounting estimate had the following approximate effects on pre-tax income (loss):

                  Increase/(Decrease)           2000 1999 1998
                  --------------------------------------------
                  Effect of changes in discount
                     Interest rates/1/           $24 $101 $128
                  --------------------------------------------

/1/ Represents the impact of changes in discount rates net of amortization of the related cumulative unearned income effects.

  Gross residual values on our finance receivables declined in 2000 by $16 million and increased in 1999 by $80 million from 1998. Unguaranteed residual values are assigned primarily to our high volume copying, printing and production publishing products. Residual values are reviewed on a quarterly basis as to their ultimate realization using both internal and external data. Impairments, if any, are recorded as necessary as a result of these reviews. The assigned values are generally established in order to result in a normal profit margin on the subsequent transaction.
  The trend in Selling, administrative and general expenses as a percent of revenue is as follows:

                                       2000  1999  1998
                        -------------------------------
                        SAG % Revenue 30.2% 27.0% 27.3%
                        -------------------------------

  Selling, administrative and general expenses (SAG) grew 7 percent in 2000 (3 percent excluding CPID). Excluding the favorable effect of currency, SAG grew 10 percent, or 7 percent excluding CPID. SAG includes bad debt provisions of $647 million in 2000 which is $241 million higher than 1999. The increase reflects higher worldwide provisions of approximately $50 million due to continued resolution of aged billing and receivables issues in the U.S., an increase of over $100 million in Mexico, and unsettled business and economic conditions in many Latin American countries. A review of our worldwide internal controls to determine that the issues identified in Mexico were not present elsewhere has been completed. The issues identified in Mexico were not found to be in evidence in any other major unit in which we operate however several small Developing Markets Operations affiliates were found to have used imprudent business practices resulting in certain adjustments and contributing to the impact of the restatement.
  SAG growth in 2000 also includes increased salesforce payscale and incentive compensation, significant transition costs associated with implementation of the European shared services organization, continued impacts of the U.S. customer administration issues and significant marketing, advertising and promotional investments for our major inkjet printer initiative. When combined with the lower revenues, SAG as a percent of revenue deteriorated to 30.2 percent in 2000.
  SAG declined 1 percent in 1999 (and was flat pre-currency). The improved ratio of SAG to revenue in 1999 reflected significant declines in general and administrative expenses due to restructuring, expense controls, substantially lower management and employee bonuses and profit sharing and the beneficial currency translation impact, including the devaluation of the Brazilian currency, partially offset by the unfavorable impact of U.S. customer administration issues. Provisions for uncollectible accounts and receivables issues were $647 million in 2000, $406 million in 1999 and $303 million in 1998.
  Research and development (R&D) expense grew 5 percent in 2000 including CPID and declined 4 percent in 1999. Increased spending in 2000 reflected increased program spending primarily for solid ink, solutions and FutureColor, an advanced next-generation digital printing press technology which we expect will begin early customer engagement later this year. The 1999 reduction is largely due to substantially lower management and employee bonuses and profit sharing and lower overhead. We continue to invest in technological development to maintain our position in the rapidly changing document processing market with an added focus on increasing the effectiveness and value of our R&D investment. Xerox R&D is strategically coordinated with Fuji Xerox, which invested $615 million in R&D in 2000 for a combined total of $1.7 billion. We expect R&D spending in 2001 will be essentially unchanged from 2000 and believe this level is adequate to remain technologically competitive.
Restructuring Charges
On March 31, 2000, we announced details of a worldwide restructuring program. In connection with this program we recorded a pre-tax provision of $596 million ($423 million after taxes, including our $18 million share of a restructuring charge recorded by Fuji Xerox). The $596 million pre-tax charge included severance costs related to the elimination of 5,200 positions worldwide. Approximately 65 percent of the positions to be eliminated are in the U.S., 20 percent are in Europe, and the remainder are predominantly in Latin America. The employment reductions primarily affect employees in manufacturing, logistics, customer service and back office support functions. For facility fixed assets classified as assets to be disposed of, the impairment loss recognized is based on the fair value less cost to sell, with fair value based on estimates of existing market prices for similar assets. The inventory charges relate primarily to the consolidation of distribution centers and warehouses and the exit from certain product lines.
  Weakening business conditions and operating results during 2000 required a re-evaluation of the initiatives announced in March 2000. Accordingly, during the fourth quarter of 2000, $71 million, primarily rela-ted to severance costs for 1,000 positions, of the original $596 million provision, was reversed. The reversals primarily relate to delays in the consolidation and outsourcing of certain of our warehousing and logistics operations and the cancellation of certain European initiatives no longer necessary as a result of higher than expected attrition.
  Also during the fourth quarter of 2000, we announced a turnaround program, which includes a wide-ranging plan to sell assets, cut costs and strengthen core operations. Additionally, we have initiated discussions with third parties to provide financing for customers in a manner that does not involve the Xerox balance sheet. As part of this initiative we announced the sale of certain European financing businesses, in April 2001, to Resonia Leasing AB. As more fully discussed below, in December 2000 we sold to Fuji Xerox our operations in China and Hong Kong for $550 million, and in March 2001, we sold half of our 50 percent ownership interest in Fuji Xerox to Fujifilm for $1,283 million, in cash. We are in discussions to form a strategic alliance for our European paper business. We are actively engaged in discussions to sell certain other assets, including: Xerox Engineering Systems and our interests in spin-off companies such as ContentGuard and Inxight. We are seeking equity investors for our inkjet business and we are exploring a joint venture with non-competitive partners for certain of our research centers including the Palo Alto Research

Center. Lastly, we are pursuing outsourcing or selling certain manufacturing operations. It is expected that in most cases asset sales will result in a gain.
  Regarding the cost reductions, we are finalizing and aggressively implementing plans designed to reduce costs by at least $1.0 billion annually. During the fourth quarter of 2000, we recorded an additional pre-tax restructuring provision totaling $105 million ($87 million after taxes, including our $19 million share of an additional restructuring charge recorded by Fuji Xerox) in connection with finalized initiatives under the turnaround program. This charge included estimated costs of $71 million for severance costs associated with work force reductions related to the elimination of 2,300 positions worldwide and $34 million associated with the disposition of a noncore business. The severance costs relate to further streamlining of existing work processes, elimination of redundant resources and the consolidation of existing activities into other existing operations.
  At December 31, 2000, the ending liability balance is $209 million for the March 2000 restructuring program and $71 million for the turnaround program resulting in a total liability balance of $280 million as of December 31, 2000. For the 1998 restructuring, the liability balance as of December 31, 2000 is $107 million, the majority of which will be utilized throughout 2001 as all initiatives have been substantially completed.
  Worldwide employment decreased by 2,100 in 2000 to 92,500, including 4,600 employees leaving the Company under the restructuring programs and a reduction of 1,300 associated with the sale of our China operations to Fuji Xerox. These reductions were partially offset by the acquisition of CPID with 2,200 employees and the net hiring of 1,600 people in the early part of the year, primarily for the Company's fast-growing document outsourcing business.

Gain on Affiliate's Sale of Stock
Gain on affiliate's sale of stock of $21 million reflects our proportionate share of the increase in equity of Scansoft Inc. (NASDAQ: SSFT) resulting from Scansoft's issuance of stock in connection with an acquisition. This gain is partially offset by a $5 million charge reflecting our share of Scansoft's write-off of in-process research and development associated with this acquisition, which is included in Equity in net income of unconsolidated affiliates. Scansoft, an equity affiliate, is a developer of digital imaging software that enables users to leverage the power of their scanners, digital cameras, and other electronic devices.

Sale of China Operations
In December 2000, we completed the sale of our China operations to Fuji Xerox for a purchase price of $550 million and assumption of $118 million of debt. The pre-tax gain recorded in the fourth quarter of 2000 was $200 million.

Other, net
Other expenses, net, were $341 million in 2000, $285 million in 1999 and $219 million in 1998. The $56 million increase in Other, net in 2000 reflects increased non-financing interest expense and goodwill and intangible asset amortization offset by gains on sales of businesses, as described below, and aggregate foreign currency exchange gains. Non-financing interest expense was $426 million in 2000, $256 million in 1999 and $179 million in 1998. The significant increase in 2000 is the result of the CPID acquisition, generally higher debt levels and increased interest rates. Goodwill and intangible asset amortization was $87 million in 2000, $53 million in 1999 and $38 million in 1998. 2000 expenses were offset by $99 million of mark-to-market gains resulting from unhedged foreign currency-denominated assets and liabilities. This includes $69 million which arose as a direct result of a December 1, 2000 rating agency downgrade of our debt, resulting in liquidation of certain derivative contracts in place to hedge our exposure to currency fluctuations. The gains represent the change in the value of the underlying assets and liabilities from the date the related derivatives were terminated. Due to the inherent volatility in the foreign currency markets, we are unable to predict the amount of any such mark-to-market gains or losses in future periods.
  In April 2000, we sold a 25 percent ownership interest in our wholly-owned subsidiary, ContentGuard, to Microsoft, Inc. for $50 million and recognized a pre-tax gain of $23 million, which is included in Other, net. An additional pre-tax gain of $27 million was deferred pending the achievement of certain performance criteria. In connection with the sale, ContentGuard also received $40 million from Microsoft for a non-exclusive license of its patents and other intellectual property and a $25 million advance against future royalty income from Microsoft on sales of products incorporating ContentGuard's technology. The license payment is being amortized over the life of the license agreement of 10 years and the royalty advance will be recognized in income as earned.
  In June 2000, we sold the U.S. and Canadian commodity paper business, including an exclusive license for the Xerox brand, to Georgia Pacific and recorded a pre-tax gain of approximately $40 million which is included in Other, net. In addition to the proceeds from the sale of the business, the Company will receive royalty payments on future sales of Xerox branded commodity paper by Georgia Pacific and will earn commissions on Xerox originated sales of commodity paper as an agent for Georgia Pacific.
  The increase of $66 million in Other, net for 1999 primarily reflected increased non-financing interest expense and goodwill amortization associated with our $45 million 1999 acquisition of Omnifax, our $62 million 1999 acquisition of majority ownership in India and our $413 million May 1998 acquisition of XLConnect Solutions; higher non-financing interest expense related to an increase in working capital; and increased environmental expense provisions following an updated review of our environmental liabilities. These increases were partially offset by lower Year 2000 (Y2K) remediation spending and net gains from several small asset sales including the sale of our European headquarters in 1998 for a pre-tax gain of $36 million.

Income Taxes and Equity in Net Income of Unconsolidated Affiliates
Pre-tax income/(loss) was a loss of $384 million in 2000 including the gain from the China sale, restructuring and asset impairments and CPID in-process R&D write-off. Excluding these items, the income before income taxes was $62 million. Pre-tax income was $1,908 million in 1999 and $579 million in 1998. Excluding the 1998 restructuring and inventory charges, 1998 income was $2,223 million.
  The effective tax rates, were 28.4 percent in 2000, 30.8 percent in 1999 and
25.0 percent in 1998. Excluding the aforementioned items, the effective tax rate was 32.1 percent in 2000, 30.8 percent in 1999 and 31.5 percent in 1998. The increase in the effective tax rate before special items in 2000 compared with 1999 is due primarily to losses in a low tax rate jurisdiction, offset in part by a benefit of approximately $125 million related to favorable resolution of tax audits. The 1999 and 1998 rates benefited from increases in foreign tax credits and refunds of foreign taxes, as well as shifts in the mix of our worldwide profits.
  Equity in Net Income of Unconsolidated Affiliates is principally Xerox Limited's share of Fuji Xerox income. Total equity in net income declined to $61 million in 2000 from $68 million in 1999 and $74 million in 1998. The 2000 decline reflected our $37 million share of Fuji Xerox restructuring charges and reductions in income from several smaller investments which offset improved Fuji Xerox underlying results. The decline in 1999 reflected difficult economic conditions in Japan and other Asia Pacific countries, and reductions in income from several smaller investments partially offset by favorable currency translation due to the strengthening of the yen compared with the U.S. dollar.
  Fuji Xerox, an unconsolidated entity jointly owned by Xerox Limited and Fuji Photo Film Co., Ltd., develops, manufactures and distributes document processing products in Japan and the Pacific Rim. Approximately 80 percent of Fuji Xerox revenues are generated in Japan, with Australia, New Zealand, Singapore, Malaysia, Korea, Thailand and the Philippines representing another 10 percent. Fuji Xerox conducts business in other Pacific Rim countries through joint ventures and distributors. Xerox's exposure to economic turmoil in Asia is mitigated by our joint ownership of Fuji Xerox. The remaining 10 percent of Fuji Xerox revenues are sales to Xerox.
  In March 2001, we sold half of our ownership interest in Fuji Xerox to Fujifilm for $1,283 million, in cash. The sale resulted in a pre-tax gain of $769 million ($300 million after taxes). Under the agreement, Fujifilm's ownership interest in Fuji Xerox is increased from 50 percent to 75 percent. While Xerox's ownership interest is decreased to 25 percent, we retain rights as a minority shareholder. All product and technology agreements between us and Fuji Xerox continue, ensuring that the two companies generally retain uninterrupted access to each other's portfolio of patents, technology and products. With its business scope focused on document processing, Fuji Xerox will continue to provide color office product technology to us and collaborate with us on research and development. We maintain our agreement with Fuji Xerox to provide them high-end production publishing and solid ink products.
  Fuji Xerox 2000 revenues of $8.4 billion grew 8 percent (4 percent pre-currency) reflecting modest revenue growth in Japan and strong revenue growth in Fuji Xerox's other Asia Pacific territories. Excluding Fuji Xerox sales to Xerox Corporation and subsidiaries, Fuji Xerox 2000 revenues grew 8 percent to $7.6 billion. Total Fuji Xerox net income was $214 million before after-tax restructuring expenses of $74 million, increasing 94 percent from 1999 reflecting gross margin improvements, operating expense controls, gains on sales of assets and a lower tax rate in Japan.
  Fuji Xerox revenues increased 14 percent (declined 1 percent pre-currency) to $7.8 billion in 1999. Revenue growth benefited from favorable currency translation and reflected flat revenues in Japan and in Fuji Xerox's other Asia Pacific territories.
  Total Fuji Xerox net income, before restructuring expenses, was $110 million in 1999 and $144 million in 1998. Fuji Xerox had after-tax restructuring expenses of $36 million in 1998. The Xerox Limited share of these restructuring expenses was $18 million. Xerox Limited's 50 percent share of Fuji Xerox income before restructuring expenses was $107 million in 2000, $55 million in 1999 and $72 million in 1998.

Acquisition of the Color Printing and Imaging Division of Tektronix
In January 2000, we acquired the Color Printing and Imaging Division of Tektronix (CPID) for $925 million in cash including $73 million paid by Fuji Xerox for the Asia/Pacific operations of CPID. CPID manufactures and sells color printers, ink and related products and supplies. The acquisition accelerated Xerox to the number 2 market position in office color printing, doubled our reseller and dealer distribution network and provided us with scalable solid ink technology. The acquisition also enabled significant product development and SAG synergies with our monochrome printer organization.
  The acquisition is subject to certain post-closing adjustments which may potentially reduce the purchase price paid. The excess of cash paid over the fair value of net assets acquired has been allocated to identifiable intangible assets and goodwill using a discounted cash flow approach by an independent appraiser. The value of the identifiable intangible assets includes $27 million for purchased in-process research and development which was written off in 2000. Other identifiable intangible assets and goodwill are being amortized on a straight-line basis over their estimated useful lives which range from 7 to 25 years.

Share Repurchase
In April 1998, we announced that we were reactivating our $1 billion stock repurchase program, which was suspended in April 1997 when we acquired the remaining financial interest in Xerox Limited. Although we did not repurchase any shares during 1999 or 2000, since inception of the program we have repurchased 20.6 million shares for $594 million. We have no plans to repurchase stock in 2001.

Delay in Filing our Consolidated Financial Statements
The investigation of the Company's accounting policies and procedures, conducted by our Audit Committee in cooperation with our independent auditors, has delayed the filing of our annual report on Form 10-K with the U.S. Securities and Exchange Commission (SEC). Until we are in compliance with the SEC's annual filing requirements the Company is unable to raise capital through registered securities offerings.

New Accounting Standards
In 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to recognize all derivatives as assets or liabilities measured at their fair value. Gains or losses resulting from changes in the fair value of derivatives would be recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. SFAS No. 133, as amended, is effective for the Company as of January 1, 2001.
  With the adoption of SFAS No. 133, we will record a net cumulative after-tax charge of $2 million in our Consolidated Statements of Operations and a net cumulative after-tax loss of $19 million in accumulated other comprehensive income. Further, as a result of recognizing all derivatives at fair value, including the differences between the carrying values and fair values of related hedged assets, liabilities and firm commitments, we will recognize a $403 million increase in Total Assets and a $424 million increase in Total Liabilities.
  The Company expects that the adoption of SFAS 133 will increase the future volatility of reported earnings and other comprehensive income. In general, the amount of volatility will vary with the level of derivative activities during any period.

Capital Resources and Liquidity

The availability of worldwide cash, cash equivalents and liquidity resources for Xerox and its material subsidiaries and affiliates is managed by the companies through cash management systems and internal policies and procedures. The management of such worldwide cash, cash equivalents and liquidity resources is also subject to statutes, regulations and practices of local jurisdictions in which the companies operate, the legal agreements to which the companies are parties and the continuing cooperation and policies of financial institutions utilized by the companies to maintain the cash management systems.
  At December 31, 2000, 1999 and 1998, cash and equivalents on hand was $1,741 million, $126 million and $79 million, respectively, and total debt, including ESOP debt, was $18,097 million, $15,001 million and $15,107 million, respectively. Total debt, net of cash on hand, increased by $1,481 million in 2000, decreased by $153 million in 1999, and increased by $2,200 million in 1998.
  The consolidated ratio of total debt to common and preferred equity was 4.4:1, 2.8:1 and 2.8:1 as of December 31, 2000, 1999 and 1998, respectively.
The increase in this ratio is attributable to the 2000 operating loss and the impact of currency devaluation on the net equity of our foreign operations. This ratio also reflects the full draw-down on our $7.0 billion Revolving

Credit Agreement (the "Revolver") during 2000 to maintain financial flexibility, as discussed below, which resulted in cash and equivalents on hand of $1.7 billion at December 31, 2000. Had the Company's cash balance at December 31, 2000 been consistent with historical levels, the debt to equity ratio would have been approximately 4.0:1.
  We have announced our intent to exit customer equipment financing as part of our global Turnaround Program. This, together with the fact that for much of 2000 and subsequently we have managed liquidity on a total company basis without reference to non-financing and financing capital structures, means that it is appropriate to review the total Company's cash flows on this basis. Accordingly, we believe that a review of operating cash flow, and earnings before interest, income taxes, depreciation and amortization (EBITDA) provides the most meaningful understanding of our changes in cash and debt balances. The following is a summary of EBITDA, operating and other cash flows for each of the three years in the period ended December 31, 2000:

                                               2000    1999     1998
            ---------------------------------------------------------
            Income (Loss) from
               Continuing operations       $  (257) $1,339  $   463
            Income tax provision (benefit)    (109)    588      145
            Depreciation and amortization      948     779      727
            Restructuring charges              619       -    1,644
            Interest expense (income), net     107    (278)    (394)
            Gains on sales of businesses      (263)    (97)       -
            Other Items                         18     114       33
            ---------------------------------------------------------
               EBITDA                        1,063   2,445    2,618
            Working capital and other
               changes                         403    (316)  (1,183)
            On-Lease inventory spending       (519)   (238)    (387)
            Capital spending                  (452)   (594)    (566)
            Restructuring payments            (372)   (437)    (332)
            Financing cash flow, net of
               interest                     (1,165)    (80)  (1,581)
            ---------------------------------------------------------
               Operating Cash (Usage)/
                Generation*                 (1,042)    780   (1,431)
            Dividends                         (587)   (586)    (531)
            Asset sale proceeds                640      65        -
            Acquisitions                      (856)   (107)    (380)
            Other non-operating items         (113)     78      (91)
            Debt borrowings
               (repayments), net             3,573    (183)   2,437
            ---------------------------------------------------------
               Net Change in Cash          $ 1,615  $   47  $     4
            ---------------------------------------------------------

* The primary variation from cash flow from operations as reported on the Consolidated Statement of Cash Flows is the inclusion above of capital spending as an operational use of cash.

Operating cash (usage)/generation was $(1,042) million in 2000 versus $780 million in 1999. Lower EBITDA reflected our poor 2000 operating results. Significant improvements in working capital and capital spending were more than offset by higher investments in on-lease equipment, and a significant reduction in financing cash flow. The working capital improvements stem largely from a reduction in inventories, offset partially by a net increase in accounts receivable and tax payments. The inventory reduction reflects management actions to improve inventory turns, including price reductions on slower-moving products in the latter part of 2000 and changes in the supply/demand and logistics processes. We expect to reduce inventory levels further in 2001. The accounts receivable increase largely reflects the impact of unwinding 1999 securitization transactions which did not recur in 2000. In 2000, we began to make progress reducing our receivables balances, which has been hampered by the persisting effects of changes we made in 1998 to the U.S. customer administration centers. The capital spending includes production tooling and our investments in Ireland, where we are consolidating European customer support centers and investing in inkjet supplies manufacturing. The significant decline in 2000 spending versus 1999 is due primarily to substantial completion of the Ireland projects as well as significant spending constraints. We expect 2001 spending to be approximately 25 percent below 2000 levels. Investments in on-lease equipment reflect the growth in our document outsourcing business, which we expect will continue to grow in 2001. The significant decrease in financing cash flow in 2000 largely reflects the increase in interest costs during 2000 plus higher finance receivables in 2000 resulting from the occurrence in 1999 of several securitization transactions which did not recur in 2000 due to the downgrades of our debt explained below. Certain lease originations in 1999 were securitized in transactions treated as asset sales, thereby generating cash and removing the related financing assets from our balance sheet, while lease originations in 2000 were not securitized and therefore remained on our balance sheet at December 31, 2000.
  Operating cash generation was $780 million in 1999 versus cash usage of $(1,431) million in 1998 reflecting significant improvements in working capital performance and financing cash flow. The working capital improvements resulted largely from a modest reduction in inventories versus growth of over $500 million in 1998 and improvement in accounts receivable.
  The accounts receivable decrease and the significant improvement in financing cash flow compared to 1998 are the result of several 1999 securitization transactions, discussed below, which generated cash in 1999 and were treated as asset sales, thereby removing the assets from our balance sheet at December 31, 1999.

  Cash restructuring payments were $372 million, $437 million and $332 million in 2000, 1999 and 1998, respectively. The 2000 spending includes $217 million related to the 1998 program, reflecting the overall wind-down of the 1998 program. The remaining $155 million reflects new 2000 initiatives. The status of the restructuring reserves is included in Note 3 of the "Notes to Consolidated Financial Statements" of this Annual Report.

Liquidity and Funding Plans for 2001
Historically, our primary sources of funding have been cash flows from operations, borrowings under our commercial paper and term funding programs, and securitizations of finance and trade receivables. Our overall funding requirements have been to finance customers' purchases of Xerox equipment, to fund working capital requirements and to finance acquisitions.
  During 2000, the agencies that assign ratings to our debt downgraded the Company's senior debt and short-term debt several times. As of May 29, 2001, debt ratings by Moody's are Ba1 and Not Prime, respectively, and the ratings outlook is negative; debt ratings by Fitch are BB and B, respectively, and the ratings outlook is stable; and debt ratings by Standard and Poors (S&P) are BBB- and A-3, respectively, and the ratings outlook is negative. Since October 2000, the capital markets and uncommitted bank lines of credit have been, and are expected to continue to be, largely unavailable to us. We expect this to result in higher borrowing costs going forward.
  Consequently, in the fourth quarter 2000, we drew down the entire $7.0 billion available to us under the revolver, primarily to maintain financial flexibility and pay down debt obligations as they came due. At December 31, 2000, $5.6 billion of the proceeds under the Revolver was used, with the balance of $1.4 billion invested in short-term securities and included in Cash and cash equivalents in our Consolidated Balance Sheets. We are in compliance with the covenants, terms and conditions in the Revolver, which matures on October 22, 2002. The only financial covenant in the Revolver requires we maintain a minimum of $3.2 billion of Consolidated Tangible Net Worth, as defined (CTNW). At December 31, 2000, our CTNW was $600 million in excess of the minimum requirement. Further operating losses, restructuring costs and adverse currency translation adjustments would erode this excess, while gains on asset sales, operating profits and favorable currency translation would improve the excess.
  The above referenced downgrades and the resulting withdrawal by certain banks of uncommitted lines of credit eliminated a primary source of liquidity for many of our Latin American affiliates. As a result, the Company has increased its level of intercompany lending to those affiliates to replace the withdrawn credit facilities.
  As of December 31, 2000, we had approximately $2.7 billion and $9.0 billion of commercial paper, medium term notes and bank obligations maturing in 2001 and 2002, respectively, as summarized below:

                           (in billions)  2001  2002
                           -------------------------
                           First Quarter  $0.6 $0.3
                           Second Quarter  0.9  0.9
                           Third Quarter   0.2    -
                           Fourth Quarter  1.0  7.8*
                           -------------------------
                           Full Year      $2.7 $9.0
                           -------------------------

* Includes $7.0 billion maturity under the Revolver.

In April 2001, letters of credit totaling $660 million, which supported Ridge Reinsurance ceded reinsurance obligations were replaced with trusts collateralized by the Ridge Reinsurance investment portfolio of approximately $405 million plus approximately $255 million in cash. Except as discussed above, the Company does not have any other material obligations scheduled to mature in 2001.
  We are implementing a global turnaround program which includes initiatives to reduce costs, improve operations, and sell certain assets that we believe will positively affect our capital resources and liquidity position when completed. In connection with these initiatives, we announced and completed the sale of our China operations to Fuji Xerox in the fourth quarter of 2000, which generated $550 million of cash and transferred debt of $118 million to Fuji Xerox. In March 2001, we sold half of our interest in Fuji Xerox to Fujifilm for $1,283 million, in cash.
  We have initiated discussions to implement third-party vendor financing programs which, when implemented, will significantly reduce our debt and finance receivable levels going forward. In addition, we are in discussions to consider selling portions of our existing finance receivables portfolio, and we continue to actively pursue alternative forms of financing including securitizations and secured borrowings. In connection with these initiatives, in January 2001, we received $435 million in financing from an affiliate of GE Capital, secured by our portfolio of lease receivables in the United Kingdom. In April 2001, we announced the sales of our leasing businesses in four European countries to Resonia Leasing AB for approx-imately $370 million. These sales are part of an agreement under which Resonia will provide on-going, exclusive equipment financing to our customers in those countries.
  We have also initiated a worldwide cost reduction program which is expected to result in annualized expense savings of at least $1 billion by the end of 2001.
  We believe our liquidity is presently sufficient to meet current and anticipated needs going forward, subject to timely implementation and execution of the various global initiatives discussed above. Should the Company not be able to successfully complete these initiatives on a timely or satisfactory basis, we will need to obtain additional sources of funds through other operating improvements, financing from third parties, additional asset sales, or a combination thereof. The adequacy of our continuing liquidity depends on our ability to successfully generate positive cash flow from an appropriate combination of these sources.
  On December 1, 2000, Moody's reduced its rating of our debt below investment grade, effectively eliminating our ability to enter into new foreign-currency and interest rate derivative agreements and requiring us to immediately repurchase certain of its then-outstanding derivative agreements in the aggregate amount of $108 million, including $16 million of accrued interest. In addition, we negotiated with certain counterparties to maintain certain other outstanding derivative agreements, for which we posted collateral totaling approximately $5 million. To minimize the resulting exposures, we also voluntarily terminated other derivative agreements, which required gross payments to counterparties of $42 million and resulted in gross receipts from counterparties of $50 million. At December 31, 2000, the remaining derivative portfolio has a current net positive value to the Company of $70 million. Should our debt ratings be downgraded by Standard and Poors to below investment grade, the Company may be required to repurchase certain of the out-of-the-money derivative agreements currently in place, in the approximate aggregate amount as of December 31, 2000 of $100 million, including accrued interest of $5 million. However, it is also possible that some counterparties may require, or agree to, the repurchase of certain of the in-the-money derivatives currently in place, which could reduce or eliminate this cash requirement.
  There is no assurance that our credit ratings will be maintained, or that the various counterparties to derivative agreements would not require us to repurchase the obligations in cases where the agreements permit such termination.
  In the fourth quarter 2000, we recorded mark-to-market gains of $69 million on foreign currency-denominated assets and liabilities which were not hedged following the repurchase of the derivative contracts described above. Due to the inherent volatility in the foreign currency and interest rate markets, we are unable to predict the amount of any such mark-to-market gains or losses in future periods.
  In the third quarter 2000, Xerox Credit Corporation (XCC) securitized certain finance receivables in the United States, generating gross proceeds of $411 million. This facility was accounted for as a secured borrowing. In connection with the December 2000 credit rating downgrade, the Company renegotiated the securitization transaction, resulting in a one-time payment of approximately $40 million, and bringing the outstanding balance on the facility to $325 million at December 31, 2000.
  In the third quarter 2000, Xerox Corporation securitized certain accounts receivable in the United States, generating gross proceeds of $315 million. This revolving facility was accounted for as a sale of receivables, and the related amounts were removed from our balance sheet. As a result of the debt downgrade in December 2000, Xerox Corporation renego-tiated the facility, which might otherwise have been required to be runoff, reducing the facility size by $25 million to $290 million. In the absence of any event of default, the facility size will remain at $290 million, unless and until our debt is downgraded to or below BB by Standard and Poors and Ba2 by Moody's. In this event, the facility could go into wind-down mode and cease to be a source of liquidity, as new receivables would not be purchased under the facility unless the Company were to successfully renegotiate its terms. Given the nature of the facility, no repayment obligations would be imposed on the Company.
  In the fourth quarter 2000, Xerox Canada Limited securitized certain accounts receivable in Canada, generating gross proceeds of $38 million. This revolving facility was accounted for as a sale of receivables and the related amounts were removed from our balance sheet. The debt downgrade in December 2000 could also have required the runoff of this facility, however, this requirement was waived by the counterparty until and unless the counterparty delivers further notice. The timing of delivery of such further notice, if any, remains entirely at the option of the counterparty. As long as this downgrade condition continues to exist, such notice, if given, could cause the facility to go into wind-down mode, with consequences similar to the Xerox Corporation facility described above.
  In 1999, XCC and Xerox Canada Limited securitized certain finance receivables in the United States and

Canada, generating gross proceeds of $1,150 million and $345 million, respectively. These amortizing facilities were accounted for as sales of receivables, and the related amounts were removed from the respective balance sheets.
  In December 1999, primarily to provide additional liquidity in advance of Y2K, Xerox Corporation and certain of its subsidiaries factored accounts receivable, generating aggregate gross proceeds of $288 million. These short-term transactions were accounted for as sales of receivables, and the related amounts were removed from the respective balance sheets.
  In 1998, Xerox Canada Limited and Xerox France securitized accounts receivable, generating aggregate gross proceeds of $20 million and $36 million, respec-tively. These short-term transactions were accounted for as sales of receivables, and the related amounts were removed from the respective balance sheets.
  During 2000, 1999, and 1998, we sold 7.5 million, 0.8 million and 1.0 million equity put options, respectively, for proceeds of $24 million, $0.4 million, and $5.8 million, respectively. Equity put options give the counterparty the right to sell our common shares back to us at a specified strike price. In the fourth quarter 2000, we were required to pay $92 million to settle the put options that we issued in 2000. In 1999, we paid $5 million to settle the put options that we issued in 1998. As of December 31, 2000, the put options we issued in 1999 remained outstanding, at a strike price of approximately $41 per share. In January 2001, we paid $28 million to settle these put options, which we funded by issuing 5.9 million unregistered common shares.
  During the first five months of 2001, we retired $128 million of long-term debt through the exchange of 16 million shares of common stock of the Company, which increased CTNW by approximately $117 million.
  On May 10, 2001, a European affiliate of Xerox Corporation convened a meeting of holders of its (Pounds)125 million 8 3/4 percent Guaranteed Bonds, issued in 1993 and maturing in 2003 (the "Bonds"), which are guaranteed by Xerox Limited, in order to consider a proposal to repay the Bonds early at par plus accrued interest. Repaying the Bonds early would reduce outstanding indebtedness and interest costs, and would eliminate certain restrictive covenants in the Bonds and related documents, thereby providing additional flexibility to Xerox and its subsidiaries and affiliates in connection with their cash management systems and practices. At the May 10 meeting, the Bondholders rejected the proposal to repay the Bonds early. Therefore, the Bonds remain outstanding and are scheduled to mature in 2003. Relating to these bonds, we are maintaining a cash position of $194 million in a trust account repre-senting the par value and one year's interest on these bonds. This cash is withdrawable upon 21 days written notice to the Trustee.

Risk Management
Xerox is typical of multinational corporations because it is exposed to market risk from changes in foreign currency exchange rates and interest rates that could affect our results of operations and financial condition.
  We have historically entered into certain derivative contracts to manage interest rate and foreign currency exposures. These instruments are held solely for hedging purposes. As described above, our ability to currently enter into new derivative contracts is severely constrained. Therefore, while the following paragraphs describe our overall risk management strategy, our ability to employ that strategy effectively has been severely limited. Any future downgrades of our debt could further limit our ability to execute this risk management strategy effectively. The derivative instruments we utilize include interest rate swap agreements, forward exchange contracts and foreign currency swap agreements. We do not enter into derivative instrument transactions for trading purposes, and we employ long-standing policies prescribing that derivative instruments are only to be used to achieve a set of very limited objectives.
  Currency derivatives are primarily arranged in conjunction with underlying transactions that give rise to foreign currency-denominated payables and receivables. For example, we would purchase an option to buy foreign currency to settle the importation of goods from foreign suppliers denominated in that same currency, or a forward exchange contract to fix the dollar value of a foreign currency-denominated loan.
  Our primary foreign currency market exposures include the Japanese yen, Euro, Brazilian real, British pound sterling and Canadian dollar. In order to manage the risk of foreign currency exchange rate fluctuations, we hedge a significant portion of all cross-border cash transactions denominated in a currency other than the functional currency applicable to each of our legal entities. From time to time (when cost-effective) foreign currency debt and currency derivatives are used to hedge international equity investments. Consistent with the nature of economic hedges of such foreign currency exchange contracts, associated unrealized gains or losses would be offset by corresponding changes in the value of the underlying asset or liability being hedged.

  Assuming a 10 percent appreciation or depreciation in foreign currency exchange rates from the quoted foreign currency exchange rates at December 31, 2000, the potential change in the fair value of foreign currency-denominated assets and liabilities in each entity would aggregate approximately $43 million, and a 10 percent appreciation or depreciation of the U.S. dollar against all currencies from the quoted foreign currency exchange rates at December 31, 2000, would have a $664 million impact on our Cumulative Translation Adjustment portion of equity. The amount permanently invested in foreign subsidiaries and affiliates - primarily Xerox Limited, Fuji Xerox and Xerox do Brasil - and translated into dollars using the year-end exchange rate, was $6.6 billion at December 31, 2000, net of foreign currency-denominated liabilities designated as a hedge of our net investment.
  Virtually all customer-financing assets earn fixed rates of interest. Therefore, within industrialized economies, we have historically "locked in" an interest rate spread by arranging fixed-rate liabilities with similar maturities as the underlying assets, and we have funded the assets with liabilities in the same currency. We refer to the effect of these practices as "match funding" customer financing assets. This practice effectively eliminates the risk of a major decline in interest margins during a period of rising interest rates. Conversely, this practice effectively eliminates the opportunity to materially increase margins when interest rates are declining.
  Pay-fixed-rate/receive-variable-rate interest-rate swaps are often used in place of more expensive fixed-rate debt. Additionally, pay-variable-rate/receive-fixed-rate swaps are used from time to time to transform longer-term fixed-rate debt into variable-rate obligations. The transactions performed within each of these categories enable more cost-effective management of interest rate exposures. The potential risks attendant to this strategy is the non-performance of the swap counterparty. We address this risk by arranging swaps with a diverse group of strong-credit counterparties, regularly monitoring their credit ratings and determining the replacement cost, if any, of existing transactions.
  On a consolidated basis, including the impact of our hedging activities, weighted-average interest rates for 2000, 1999 and 1998 approximated 6.2 percent, 5.6 percent and 6.1 percent, respectively.
  Many of the financial instruments we use are sensitive to changes in interest rates. Hypothetically, interest rate changes result in gains or losses related to the market value of our term debt and interest rate swaps due to differences between current market interest rates and the stated interest rates within the instrument. Applying an assumed 10 percent reduction or increase in the yield curves at December 31, 2000, the fair value of our interest rate swaps would increase or decrease by approximately $16 million. Because the fair value of our debt instruments has been severely constrained by our current debt ratings, normal changes in interest rates will not materially affect the fair value of our debt instruments.
  Our currency and interest rate hedging are typically unaffected by changes in market conditions as forward contracts, options and swaps are normally held to maturity consistent with our objective to lock in currency rates and interest rate spreads on the underlying transactions.
  As described above, the downgrades of our debt during 2000 significantly reduced our access to capital markets. Furthermore, the specific downgrade of our debt on December 1, 2000 triggered the repurchase of a number of derivative contracts which were in place at that time, and further downgrades could require the Company to repurchase additional outstanding contracts. Therefore, the Company's ability to continue to effectively manage the risks associated with interest rate and foreign currency fluctuations, including our ability to continue effectively employing our match funding strategy, is severely constrained, and we anticipate increased volatility in our results of operations due to market changes in interest rates and foreign currency rates.

Forward-Looking Cautionary Statements
This Annual Report contains forward-looking statements and information relating to Xerox that are based on our beliefs, as well as assumptions made by and information currently available to us. The words "anticipate," "believe," "estimate," "expect," "intend," "will" and similar expressions, as they relate to us, are intended to identify forward-looking statements. Actual results could differ materially from those projected in such forward-looking statements. Information concerning certain factors that could cause actual results to differ materially is included in the Company's 2000 10-K filed with the SEC on June 7, 2001. We do not intend to update these forward-looking statements.

Consolidated Statements of Operations

Year ended December 31 (in millions, except per-share data)                 2000   1999*    1998*
-------------------------------------------------------------------------------------------------
Revenues
Sales                                                                   $10,059  $10,441 $10,668
Service, outsourcing, and rentals                                         7,718    8,045   7,783
Finance income                                                              924    1,081   1,142
-------------------------------------------------------------------------------------------------
Total Revenues                                                           18,701   19,567  19,593
-------------------------------------------------------------------------------------------------
Costs and Expenses
Cost of sales                                                             6,197    5,944   5,880
Inventory charges                                                            90        -     113
Cost of service, outsourcing, and rentals                                 4,813    4,599   4,323
Equipment financing interest                                                605      547     570
Research and development expenses                                         1,044      992   1,035
Selling, administrative and general expenses                              5,649    5,292   5,343
Restructuring charge and asset impairments                                  540        -   1,531
Gain on affiliate's sale of stock                                           (21)       -       -
Purchased in-process research and development                                27        -       -
Gain on sale of China operations                                           (200)       -       -
Other, net                                                                  341      285     219
-------------------------------------------------------------------------------------------------
Total Costs and Expenses                                                 19,085   17,659  19,014
-------------------------------------------------------------------------------------------------
Income (Loss) from Continuing Operations before Income Taxes (Benefits)
   Equity Income and Minorities' Interests                                 (384)   1,908     579
Income taxes (benefits)                                                    (109)     588     145
-------------------------------------------------------------------------------------------------
Income (loss) from Continuing Operations after Income Taxes (Benefits)
   before Equity Income and Minorities' Interests                          (275)   1,320     434
Equity in net income of unconsolidated affiliates                            61       68      74
Minorities' interests in earnings of subsidiaries                            43       49      45
-------------------------------------------------------------------------------------------------
Income (Loss) from Continuing Operations                                   (257)   1,339     463
Discontinued operations                                                       -        -    (190)
-------------------------------------------------------------------------------------------------
Net Income (Loss)                                                       $  (257) $ 1,339 $   273
-------------------------------------------------------------------------------------------------
Basic Earnings (Loss) per Share
Continuing operations                                                   $ (0.44) $  1.96 $  0.63
Discontinued operations                                                       -        -   (0.29)
-------------------------------------------------------------------------------------------------
Basic Earnings (Loss) per Share                                         $ (0.44) $  1.96 $  0.34
-------------------------------------------------------------------------------------------------
Diluted Earnings (Loss) per Share
Continuing operations                                                   $ (0.44) $  1.85 $  0.62
Discontinued operations                                                       -        -   (0.28)
-------------------------------------------------------------------------------------------------
Diluted Earnings (Loss) per Share                                       $ (0.44) $  1.85 $  0.34
-------------------------------------------------------------------------------------------------

The accompanying notes on pages 20 to 47 are an integral part of the consolidated financial statements.
* As restated, see Note 2.

Consolidated Balance Sheets

December 31 (in millions)                                                              2000    1999*
----------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                                          $ 1,741  $   126
Accounts receivable, net                                                             2,281    2,633
Finance receivables, net                                                             5,097    4,961
Inventories, net                                                                     1,932    2,290
Equipment on operating leases, net                                                     724      695
Deferred taxes and other current assets                                              1,247    1,230
----------------------------------------------------------------------------------------------------
Total Current Assets                                                                13,022   11,935
Finance receivables due after one year, net                                          7,957    8,058
Land, buildings and equipment, net                                                   2,495    2,456
Investments in affiliates, at equity                                                 1,362    1,615
Intangible and other assets, net                                                     3,061    2,810
Goodwill, net                                                                        1,578    1,657
----------------------------------------------------------------------------------------------------
Total Assets                                                                       $29,475  $28,531
----------------------------------------------------------------------------------------------------
Liabilities and Equity
Short-term debt and current portion of long-term debt                              $ 2,693  $ 3,957
Accounts payable                                                                     1,033    1,016
Accrued compensation and benefits costs                                                662      715
Unearned income                                                                        250      186
Other current liabilities                                                            1,630    2,176
----------------------------------------------------------------------------------------------------
Total Current Liabilities                                                            6,268    8,050
Long-term debt                                                                      15,404   11,044
Postretirement medical benefits                                                      1,197    1,133
Deferred taxes and other liabilities                                                 1,876    2,521
Deferred ESOP benefits                                                                (221)    (299)
Minorities' interests in equity of subsidiaries                                        141      127
Obligation for equity put options                                                       32        -
Company-obligated, mandatorily redeemable preferred securities of subsidiary trust
  holding solely subordinated debentures of the Company                                638      638
Preferred stock                                                                        647      669
Common shareholders' equity                                                          3,493    4,648
----------------------------------------------------------------------------------------------------
Total Liabilities and Equity                                                       $29,475  $28,531
----------------------------------------------------------------------------------------------------

Shares of common stock issued and outstanding at December 31, 2000 were (in thousands) 668,576. Shares of common stock issued and outstanding at December 31, 1999 were (in thousands) 665,156.
The accompanying notes on pages 20 to 47 are an integral part of the consolidated financial statements.
* As restated, see Note 2.

Consolidated Statements of Cash Flows

Year ended December 31 (in millions)                                              2000    1999*    1998*
--------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Income (loss) from continuing operations                                      $  (257) $ 1,339  $   463
Adjustments required to reconcile income (loss) from continuing operations to cash flows from operating activities, net of effects of acquisitions:
    Depreciation and amortization                                                 948      779      727
    Provision for doubtful accounts                                               647      406      303
    Restructuring and other charges                                               646        -    1,644
    Gains on sales of businesses and assets                                      (295)     (97)     (36)
    Cash payments for restructurings                                             (372)    (437)    (332)
    Minorities' interests in earnings of subsidiaries                              43       49       45
    Undistributed equity in income of affiliated companies                        (20)     (68)     (27)
    Decrease (increase) in inventories                                            279       67     (558)
    Increase in on-lease equipment                                               (519)    (238)    (387)
    Increase in finance receivables                                            (1,058)  (1,854)  (1,975)
    Proceeds from securitization of finance receivables                             -    1,495        -
    Increase in accounts receivable                                              (270)    (400)    (596)
    Proceeds from securitization of accounts receivable                           328      288       56
    (Decrease) increase in accounts payable and accrued compensation and
       benefit costs                                                               (3)     (94)     127
    Net change in current and deferred income taxes                              (534)     234     (254)
    Change in other current and non-current liabilities                            22      126      100
    Other, net                                                                   (248)    (301)    (256)
--------------------------------------------------------------------------------------------------------
Net cash (used in) provided by operating activities                              (663)   1,294     (956)
--------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
Cost of additions to land, buildings and equipment                               (452)    (594)    (566)
Proceeds from sales of land, buildings and equipment                               44       99       74
Proceeds from sale of China operations                                            550        -        -
Proceeds from sales of other businesses                                            90       65        -
Acquisitions, net of cash acquired                                               (856)    (107)    (380)
Other, net                                                                        (20)     (25)       5
--------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                            (644)    (562)    (867)
--------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
Net change in debt                                                              3,573     (183)   2,437
Dividends on common and preferred stock                                          (587)    (586)    (531)
Proceeds from sales of common stock                                                 -      128      126
Settlements of equity put options, net                                            (68)      (5)       -
Repurchase of preferred and common stock                                            -        -     (172)
Dividends to minority shareholders                                                 (7)     (30)      (4)
--------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                             2,911     (676)   1,856
--------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                       11       (9)     (29)
--------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                           1,615       47        4
Cash and cash equivalents at beginning of year                                    126       79       75
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                      $ 1,741  $   126  $    79
--------------------------------------------------------------------------------------------------------

The accompanying notes on pages 20 to 47 are an integral part of the consolidated financial statements.
* As restated, see Note 2.

Consolidated Statements of Shareholders' Equity

                                                                       Accumulated
                                   Common Common Additional                  Other Treasury Treasury
                                    Stock  Stock    Paid-In Retained Comprehensive    Stock    Stock
(In millions, except share data)   Shares Amount    Capital Earnings     Income/1/   Shares   Amount   Total
------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997*     652,482   $655    $1,075   $3,852       $  (705)       -    $   -  $4,877
------------------------------------------------------------------------------------------------------------
Net income                                                      273                                     273
Net loss during stub period                                      (6)                                     (6)
Translation adjustments                                                                                 (50)
                                                                              (50)                   ------
   Comprehensive income                                                                                 217
Purchase of treasury stock                                                          (3,683)    (172)   (172)
Stock option and incentive plans    3,899      4        69      (65)                 2,364      111     119
Xerox Canada exchangeable stock       350                                               12
Convertible securities                465      1        28      (51)                   898       42      20
Cash dividends declared
   Common stock ($0.72 per
    share)                                                     (475)                                   (475)
   Preferred stock ($6.25 per
    share)                                                      (56)                                    (56)
Premiums from sale of put options                        5                                                5
Tax benefits on benefit plans                           88       10                                      98
------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998*     657,196   $660    $1,265   $3,482       $  (755)    (409)   $ (19) $4,633
------------------------------------------------------------------------------------------------------------
Net income                                                    1,339                                   1,339
Translation adjustments                                                      (957)                     (957)
Minimum pension liability                                                                               (32)
                                                                              (32)                   ------
   Comprehensive income                                                                                 350
Stock option and incentive plans    5,331      6       136       (5)                   270       12     149
Xerox Canada exchangeable stock     1,362
Convertible securities              1,267      1        63      (52)                   139        7      19
Cash dividends declared
   Common stock ($0.80 per
    share)                                                     (532)                                   (532)
   Preferred stock ($6.25 per
    share)                                                      (54)                                    (54)
Settlement of put options                               (5)                                              (5)
Tax benefits on benefit plans                           80        8                                      88
------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999*     665,156   $667    $1,539   $4,186       $(1,744)       -    $   -  $4,648
------------------------------------------------------------------------------------------------------------
Net loss                                                       (257)                                   (257)
Translation adjustments                                                      (430)                     (430)
Minimum pension liability                                                       5                         5
Unrealized loss on securities                                                                            (5)
                                                                               (5)                   ------
   Comprehensive loss                                                                                  (687)
Stock option and incentive plans      940      1        93                                               94
Xerox Canada exchangeable stock        29
Convertible securities              2,451      2        23       (8)                                     17
Cash dividends declared
   Common stock ($0.65 per
    share)                                                     (434)                                   (434)
   Preferred stock ($6.25 per
    share)                                                      (53)                                    (53)
Put options, net                                      (100)                                            (100)
Tax benefits on benefit plans                            1        7                                       8
------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000      668,576   $670    $1,556   $3,441       $(2,174)       -    $   -  $3,493
------------------------------------------------------------------------------------------------------------

/1/ At December 31, 2000 Accumulated Other Comprehensive Income is composed of cumulative translation of $(2,142), minimum pension liability of $(27) and unrealized loss on securities of $(5).
    The accompanying notes on pages 20 to 47 are an integral part of the consolidated financial statements.
*   As restated, see Note 2.

Notes to Consolidated Financial Statements
(Dollars in millions, except per-share data and unless otherwise indicated)

  1. Summary of Significant Accounting Policies

Description of Business. Xerox Corporation is The Document Company and a leader in the global document market, selling equipment and providing document solutions including hardware, services and software that enhance productivity and knowledge sharing. Our activities encompass developing, manufacturing, marketing, servicing, and financing a complete range of document processing products and solutions.

Basis of Consolidation. The consolidated financial statements include the accounts of Xerox Corporation and all majority owned subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated. References herein to "we" or "our" refer to Xerox and consolidated subsidiaries unless the context specifically requires otherwise.
  Xerox Limited, Xerox Holding (Nederland) BV, Xerox Investments (Bermuda) Limited, Xerox Holdings (Bermuda) Limited and their respective subsidiaries are referred to as Xerox Limited.
  Investments in which we have a 20 to 50 percent ownership interest are generally accounted for on the equity method.
  Upon the sale of stock by a subsidiary, we recognize a gain or loss in our consolidated statement of operations equal to our proportionate share of the increase or decrease in the subsidiary's equity.
  For acquisitions accounted for by the purchase method, operating results are included in the consolidated statements of operations from the date of acquisition. See Note 4 on page 25.

Earnings per Share. Basic earnings per share are based on net income less preferred stock dividend requirements divided by the average common shares outstanding during the period. Diluted earnings per share assume exercise of in-the-money stock options outstanding and full conversion of convertible debt and convertible preferred stock into common stock at the later of the beginning of the year or date of issuance, unless they are antidilutive.

Income (loss) from Continuing Operations before Income Taxes (Benefits), Equity Income and Minorities' Interests. Throughout these notes to consolidated financial statements, we refer to the effects of certain changes in estimates and other adjustments on Income (loss) from Continuing Operations before Income Taxes (Benefits), Equity Income and Minorities' Interests. For convenience and ease of reference, that financial statement caption is hereafter referred to as "pre-tax income (loss)."

Use of Estimates. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to: accounting for residual values; allocation of revenues and fair values in multiple element arrangements; allowance for doubtful accounts; inventory valuation; merger, restructuring and other related charges; asset impairments; depreciable lives of assets; useful lives of intangible assets and goodwill; pension assumptions; and tax valuation allowances. Future events and their effects can not be perceived with certainty. Accordingly our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our Consolidated Financial Statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Actual results could differ from those estimates.

Changes in Estimates. In the ordinary course of accounting for items such as revenue allocations and related estimated fair values in multiple element arrangements, allowances for doubtful accounts, inventory valuation, and residual values, among others, we make changes in estimates as appropriate in the circumstances. Such changes and refinements in estimation methodologies are reflected in reported results of operations and, if material, the approximate effects of changes in estimates are disclosed in the Notes to our Consolidated Financial Statements.

Accounting Changes-Accounting for Derivative Instruments. In 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to recognize all derivatives as assets or liabilities measured at their fair value. Gains or losses resulting from changes in the fair value of derivatives would be recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. SFAS No. 133, as amended, is effective for the Company as of January 1, 2001.
  With the adoption of SFAS No. 133, we will record a net cumulative after-tax charge of $2 in our statements of operations and a net cumulative after-tax loss of $19 in Accumulated Other Comprehensive Income. Further, as a result of recognizing all derivatives at fair value, including the differences between the carrying values and fair values of related hedged assets, liabilities and firm commitments, we will recognize a $403 increase in Total Assets and a $424 increase in Total Liabilities.
  We expect that the adoption of SFAS 133 will increase the future volatility of reported earnings and other comprehensive income. In general, the amount of volatility will vary with the level of derivative and hedging activities and the market volatility during any period.

Reclassifications. The FASB Emerging Issues Task Force (EITF) issued a pronouncement that requires a change in the way we classify shipping and handling costs billed to customers. Commencing in the fourth quarter of 2000, the EITF required that all amounts billed to a third party customer related to product shipping and handling must be classified as revenue, and costs incurred must be classified as an expense. Shipping and handling amounts billed to customers have historically been recorded as a reduction of cost of goods sold.
  Prior period financial statements have been reclassified to conform with the 2000 presentation.

Revenue Recognition. In the normal course of business the Company generates revenue through the sale of equipment, services, and supplies and income associated with the financing of its equipment sales. Revenue is recognized when earned. More specifically revenue related to the Company's sales of its products and services are as follows:

Equipment:
Revenues from the sale of equipment under installment arrangements, from sales-type leases or on credit are recognized at the time of sale or at the inception of the lease, respectively. For equipment sales which require the Company to install the product at the customer location, revenue is recognized when the equipment has been delivered to and installed at the customer location. Sales of customer installable and retail channels type products are recognized upon shipment. Revenues from equipment under other leases and similar arrangements are accounted for by the operating lease method and are recognized over the lease term.
  Sales of equipment subject to the Company's operating leases to third party finance companies (the counter-party) or through structured financings with third parties are recorded as sales at the time the equipment is accepted by the counter-party. The counter-party accepts the risks of ownership of the equipment. Remanufacturing and remarketing of off-lease equipment belonging to the counter-party is performed by the Company for a fee on a non-discriminatory basis. In North America these transactions are structured to provide cash proceeds up front from the counter-party versus collection over time. In Latin America the counter-party pays the Company a fixed amount each month, mitigating risk and variability from the cash flow stream.

Services:
Service revenues are derived primarily from maintenance contracts on our equipment sold to custom-ers and are recognized over the term of the contracts.

Supplies:
Supplies revenue generally is recognized upon shipment.

Financing:
Finance income is earned on an accrual basis under an effective annual yield method.

  The Company sells its equipment and services on a stand-alone basis and also enters into bundled arrangements which contain multiple deliverable elements. These multiple element arrangements typically include equipment, services, supplies and financing components for which the customer pays a single defined price for all elements. These arrangements typically also include a variable service component for copy volumes in excess of stated minimums. When separate prices are listed in these multiple element arrangements with our customers they may not be representative of the fair values of those elements because the prices of the different components of the arrangement may be altered in customer negotiations, although the aggregate consideration may remain the same. Therefore, revenues under these arrangements are allocated based upon estimated fair values of each element, in accordance with Generally Accepted Accounting Principles (GAAP). The fair value of each element is estimated based on a review of a number of factors including average selling prices for the elements when they are sold on a stand-alone basis. The average selling prices are based on management's best estimates of market conditions and competitive pricing considerations.
  The principal change in estimate relating to such revenue allocations among multiple elements is made with respect to the estimated fair value of those elements and their related margins. This is a significant factor considered in our revenue allocation process along with other factors, such as pricing changes and customer discounts, which also affect the overall allocation process. The effect of such changes in estimates of fair values and related margins in the years 2000, 1999 and 1998 was $193, $202, and $141, respectively, which generally resulted in increases of sales revenues and decreases to deferred elements of those arrangements. The net effects of such allocations when offset by corresponding decreases in the amortization of deferred revenues was to increase pre-tax income in 2000, 1999 and 1998 by $44, $102, and $101, respectively.
  In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" (SAB
101). SAB 101 summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We conducted a review of our revenue recognition policies during the fourth quarter of our fiscal year ended December 31, 2000. We have determined that our policies are in conformance with SAB 101 in all material respects.

Cash and Cash Equivalents. Cash and cash equivalents consist of cash on hand and investments with original maturities of three months or less.

Provisions for Losses on Uncollectible Receivables. The provisions for losses on uncollectible trade and finance receivables are determined principally on the basis of past collection experience.

Inventories. Inventories are carried at the lower of average cost or realizable values.

Buildings and Equipment and Equipment on Operating Leases. Our fixed assets are depreciated over their estimated useful lives. Equipment on operating leases is depreciated to its estimated residual value. Depreciation is computed using principally the straight-line method. Significant improvements are capitalized; maintenance and repairs are expensed. See Notes 7 and 8 on page 28.

Goodwill. Goodwill represents the cost of acquired businesses in excess of the fair value of identifiable net assets purchased, and is amortized on a straight-line basis over periods ranging from 15 to 40 years. Goodwill is reported net of accumulated amortization, and the recoverability of the carrying value is evaluated on a periodic basis by assessing current and future levels of income and cash flows as well as other factors. Accumulated amortization at December 31, 2000 and 1999 was $220 and $176, respectively.

Classification of Commercial Paper and Bank Notes Payable. As of December 31, 2000, all indebtedness is classified as a short-term or long-term liability based upon its contractual maturity date. In prior years, it was our policy to classify as long-term debt that portion of commercial paper and notes payable that was intended to match fund finance receivables due after one year to the extent that we had the ability under our revolving credit agreement to refinance such commercial paper and notes payable on a long-term basis. See
Note 12 on page 32.

Foreign Currency Translation. The functional currency for most foreign operations is the local currency. Net assets are translated at current rates of exchange, and income and expense items are translated at the average exchange rate for the year. The resulting translation adjustments are recorded in Accumulated Other Comprehensive Income. The U.S. dollar is used as the functional currency for certain subsidiaries that conduct their business in U.S. dollars or operate in hyperinflationary economies. A combination of current and historical exchange rates is used in remeasuring the local currency transactions of these subsidiaries, and the resulting exchange adjustments are included in income. Aggregate foreign currency gains/(losses) were $99, $(1) and $(29) in 2000, 1999 and 1998, respectively, and are included in Other, net in the consolidated statements of operations.

Stock-Based Compensation. The Company follows the intrinsic value-based method of accounting for its stock-based compensation.

 2.  Restatement

We have restated our Consolidated Financial Statements for the fiscal years ended December 31, 1999 and 1998 as a result of two separate investigations conducted by the Audit Committee of the Board of Directors. These investigations involved previously disclosed issues in our Mexico operations and a review of our accounting policies and procedures and application thereof. As a result of these investigations, it was determined that certain accounting practices and the application thereof misapplied GAAP and certain accounting errors and irregularities were identified. The Company has corrected the accounting errors and irregularities in its Consolidated Financial Statements. The Consolidated Financial Statements have been adjusted as follows:
  In fiscal 2000 the Company had initially recorded charges totaling $170 ($120 after taxes) which arose from imprudent and improper business practices in Mexico that resulted in certain accounting errors and irregularities. Over a period of years, several senior managers in Mexico had collaborated to circumvent certain of Xerox's accounting policies and administrative procedures. The charges related to provisions for uncollectible long-term receivables, the recording of liabilities for amounts due to concessionaires and, to a lesser extent, for contracts that did not fully meet the requirements to be recorded as sales-type leases. The investigation of the accounting issues discovered in Mexico has been completed. The Company has restated its prior year Consolidated Financial Statements to reflect reductions to pre-tax income of $53 and $13 in 1999 and 1998, respectively. It is not practical to determine what portion, if any, of the approximate remaining $101 of the Mexican charge reflected in adjusted 2000 results of operations relates to prior years.
  In connection with our acquisition of the remaining 20 percent of Xerox Limited from Rank Group, Plc in 1997, we recorded a liability of $100 for contingencies identified at the date of acquisition. During 1998, we determined that the liability was no longer required. During 1998 and 1999, we charged to the liability certain expenses incurred as part of the consolidation of our European back-office operations. This reversal should have been recorded as a reduction of Goodwill and Deferred tax assets. Therefore, we have restated our previously reported Consolidated Financial Statements to reflect decreases of $67 to Goodwill and $33 of Deferred tax assets and increases in Selling, administrative and general expenses of $76 in 1999 and $24 in 1998.
  In addition to the above items, we have made adjustments in connection with certain misapplications of GAAP under SFAS No. 13, "Accounting for Leases." These adjustments primarily relate to the accounting for lease modifications and residual values as well as certain other items.
  The following table presents the effects of all of the aforementioned adjustments on pre-tax income (loss).

                                            Year Ended December 31,
                                              2000     1999    1998
             ------------------------------------------------------
             Increase (decrease) to pre-tax
             income (loss):
               Mexico                         $ 69   $ (53)  $ (13)
               Rank Group acquisition            6     (76)    (24)
               Lease issues, net                87      83    (165)
               Other, net                       10     (82)     18
             ------------------------------------------------------
             Total                            $172   $(128)  $(184)
             ------------------------------------------------------

  These adjustments resulted in the cumulative net reduction of Common shareholders' equity and Consolidated Tangible Net Worth (as defined in our $7 Billion Revolving Credit Agreement) of $137 and $76, respectively, as of December 31, 2000.
  Retained earnings at December 31, 1997 was restated from $3,960 to $3,852 as a result of the effect of these aforementioned adjustments on years prior to 1998.
  The following tables present the impact of the adjustments and restatements on a condensed basis.

                                                           Amount
                                                       Previously       As
                                                         Reported Adjusted
                                                       ---------  -------
      (in millions, except per share amounts)
      Year ended December 31, 2000:*
      Statement of operations:
         Revenues                                        $18,632  $18,701
         Costs and expenses                               19,188   19,085
         Income (loss) from continuing operations           (384)    (257)
         Basic loss per share                            $ (0.63) $ (0.44)
         Diluted loss per share                          $ (0.63) $ (0.44)
      Balance Sheet:
         Current finance receivables, net                $ 5,141  $ 5,097
         Inventories, net                                  1,930    1,932
        Equipment and operating leases, net                  717      724
         Deferred taxes and
          other current assets                             1,284    1,247
         Finance receivables due after one year, net       8,035    7,957
         Intangible and other assets, net                  3,062    3,061
         Goodwill, net                                     1,639    1,578
         Other current liabilities                         1,648    1,630
         Deferred taxes and other liabilities              1,933    1,876
         Common shareholders' equity                       3,630    3,493

                                                        Amount
                                                       Previously      As
                                                       Reported   Restated
                                                          -------  -------
      (in millions, except per share amounts)
      Year ended December 31, 1999:**
      Statement of operations:
         Revenues                                      $19,548    $19,567
         Costs and expenses                             17,512     17,659
         Income (loss) from continuing operations        1,424      1,339
         Basic earnings per share                      $  2.09    $  1.96
         Diluted earnings per share                    $  1.96    $  1.85
      Balance Sheet:
         Accounts receivable, net                      $ 2,622    $ 2,633
         Current finance receivables, net                5,115      4,961
         Inventories, net                                2,285      2,290
         Equipment and operating leases, net               676        695
         Finance receivables due after one year, net     8,203      8,058
         Intangible and other assets, net                2,831      2,810
         Goodwill, net                                   1,724      1,657
         Other current liabilities                       2,163      2,176
         Deferred taxes and other liabilities            2,623      2,521
         Common shareholders' equity                     4,911      4,648
      Year ended December 31, 1998:**
      Statement of operations:
         Revenues                                      $19,747    $19,593
         Costs and expenses                             18,984     19,014
         Income (loss) from continuing operations          585        463
         Basic earnings per share                      $  0.82    $  0.63
         Diluted earnings per share                    $  0.80    $  0.62

 * As reported in the Company's unaudited financial statements included in its report on Form 8-K dated April 19, 2001.
** Revenues and costs and expenses have been reclassified to reflect the Change in classification of shipping and handling costs as discussed in Note 1.

  3. Restructuring

March 2000 Restructuring. In March 2000, we announced details of a worldwide restructuring program. In connection with this program, we initially recorded a pre-tax provision of $596 ($423 after taxes, including our $18 share of a restructuring provision recorded by Fuji Xerox, an unconsolidated affiliate). The $596 pre-tax charge included severance costs related to the elimination of 5,200 positions worldwide. Approximately 65 percent of the positions to be eliminated are in the U.S., 20 percent are in Europe, and the remainder are predominantly in Latin America. The employment reductions primarily affected employees in manufacturing, logistics, customer service and back office support functions. For facility fixed assets to be disposed of, the impairment loss recognized is based on the fair value less cost to sell, with fair value based on estimates of existing market prices for similar assets. The inventory charges relate primarily to the consolidation of distribution centers and warehouses and the exit from certain product lines.
  Included in the original provision were reserves related to the incurrence of liabilities due to various third parties and several asset impairment charges. Liabilities recorded for lease cancellation and other costs originally aggregated $51 and included $32 for various contractual commitments, other than facility occupancy leases, that will be terminated early as a result of the restructuring. The commitments include cancellation of supply contracts and outsourced vendor contracts. Included in the asset impairment charge of $71 was: $44 for machinery and tooling for products that were discontinued or will be alternatively sourced; $7 for leasehold improvements at facilities that will be closed; and $20 of sundry surplus assets, individually insignificant, from various parts of our business. These impaired assets were primarily located in the U.S. and the related product lines generated an immaterial amount of revenue. Approximately $71 of the $90 of inventory charges related to excess inventory in many product lines created by the consolidation of distribution centers and warehouses. The remainder was primarily related to the transition to inkjet technology in our wide format printing business.
  Weakening business conditions and operating results during 2000 required a re-evaluation of the initiatives announced in March 2000. As a result, we were unable to, and do not expect to, complete certain actions originally contemplated at the time that the March 2000 restructuring provision was recorded. Accordingly, during the fourth quarter of 2000, and in connection with the turnaround program discussed below, $71 ($47 after taxes), $59 related to severance costs for 1,000 positions and $12 related to lease cancellation and other costs, of the original $596 provision, was reversed. The reversals primarily relate to delays in the consolidation and outsourcing of certain of our warehousing and logistics operations and the cancellation of certain European initiatives no longer necessary as a result of higher than expected attrition.
  As of December 31, 2000, approximately 2,400 employees have left the Company under the March 2000 restructuring program.

Turnaround Program. During 2000, the significant business challenges that we began to experience in the second half of 1999 continued to adversely affect our financial performance. These challenges include: the ineffective execution of a major sales force realignment, the ineffective consolidation of our U.S. customer administrative centers, increased competition and adverse economic conditions.
  These operational challenges, exacerbated by significant technology and acquisition investments, have led to a net loss in 2000, credit rating agency downgrades, limited access to capital markets and market-place concerns regarding our liquidity. In response to these challenges, in October 2000, we announced a turnaround program which includes a wide-ranging plan to sell assets, cut costs and strengthen core operations. Additionally, we are exploring alternatives to provide financing for customers in a manner that does not involve the Xerox balance sheet, and over time will provide financing for customers using third parties. As more fully discussed in Note 5 on page 26, in December 2000, we sold our operations in China to Fuji Xerox for $550. We are engaged in other activities which will enhance our liquidity. These activities include asset sales, strategic alliances, and the sale or outsourcing of certain manufacturing operations. It is expected that in most cases asset sales will result in a gain.
  Regarding the cost reductions, we are in the process of finalizing plans designed to reduce costs by at least $1.0 billion annually. In connection therewith, during the fourth quarter of 2000, we recorded an additional pre-tax restructuring provision totaling $105 ($87 after taxes, including our $19 share of an additional provision recorded by Fuji Xerox) in connection with finalized initiatives under the turnaround program. This charge included estimated costs of $71 for severance costs associated with work force reductions related to the elimination of 2,300 positions worldwide and $34 of asset impairments associated with the disposition of a non-core business. The severance costs relate to further streamlining of existing work processes, elimination of redundant resources and the consolidation of existing activities into other existing operations.
  The following table summarizes the status of the March 2000 restructuring reserve and the turnaround program:

                                                   Charges
                                Original           Against 12/31/00
                                 Reserve Reversals Reserve  Balance
             ------------------------------------------------------
             March 2000 restructuring:
             Cash charges
             Severance and
                related costs       $384     $(59)  $(130)    $195
             Lease cancellation
                and other costs       51      (12)    (19)      20
             ------------------------------------------------------
                Subtotal             435      (71)   (149)     215
             Non-cash charges
             Asset impairment         71        -     (71)       -
             Inventory charges        90        -     (90)       -
             ------------------------------------------------------
                Subtotal             161        -    (161)       -
             Currency changes          -        -      (6)      (6)
             ------------------------------------------------------
             Subtotal                596      (71)   (316)     209
             ------------------------------------------------------
             Turnaround Program:
             Severance and
                related costs         71        -       -       71
             Asset impairment         34        -     (34)       -
             ------------------------------------------------------
                Subtotal             105        -     (34)      71
             ------------------------------------------------------
             Total                  $701     $(71)  $(350)    $280
             ------------------------------------------------------

  With respect to the March 2000 restructuring program as of March 31, 2001, the remaining liability is $131. All remaining liabilities represent committed obligations of the Company to be paid primarily during 2001 and are included in the caption Other current liabilities in the consolidated balance sheet.

  1998 Restructuring. In 1998, we announced a worldwide restructuring program. In connection with this program, we recorded a pre-tax provision of $1,644.
  As of December 31, 2000, this program has been substantially completed and the remaining liability balance is $107 after fourth quarter reversals of $11. The remaining liability is for salary continuance payments and the runoff of lease cancellation payments. There were no material changes to the program since its announcement in April 1998. The remaining liability is fully committed and the majority will be utilized throughout 2001.

 4.  Acquisitions

In January 2000, we and Fuji Xerox completed the acquisition of the Color Printing and Imaging Division of Tektronix, Inc. (CPID). The aggregate consideration paid of $925 in cash, which includes $73 paid directly by Fuji Xerox, is subject to certain post-closing adjustments. CPID manufactures and sells color printers, ink and related products, and supplies. The acquisition was accounted for in accordance with the purchase method of accounting.
  The excess of cash paid over the fair value of net assets acquired has been allocated to identifiable intangible assets and goodwill using a discounted cash flow approach by an independent appraiser. The value of the identifiable intangible assets includes $27 for purchased in-process research and development which was written off in 2000. This charge represents the fair value of certain acquired research and development projects that were determined not to have reached technological feasibility as of the date of the acquisition and was determined based on a methodology that focused on the after-tax cash flows of the in-process products and the stage of completion of the individual research and development projects. Other identifiable intangible assets are exclusive of intangible assets acquired by Fuji Xerox, and include the installed customer base ($209), the distribution network ($123), the existing technology ($103), the workforce ($71), and trademarks ($23). These identifiable assets are included in Intangibles and other assets in the Consolidated Balance Sheets.

The remaining excess has been assigned to Goodwill, however such amount may be affected by any post-closing adjustments which could potentially reduce the purchase price.
  Other identifiable intangible assets and Goodwill are being amortized on a straight-line basis over their estimated useful lives which range from 7 to 25 years.
  In connection with the CPID acquisition we recorded approximately $45 for anticipated costs associated with exiting certain activities of the acquired operations. These activities include: the consolidation of duplicate distribution facilities; the rationalization of the service organization; and the exiting of certain lines of the CPID business. The costs associated with these activities include inventory write-offs, severance charges, contract cancellation costs and fixed asset impairment charges. We expect these actions to be completed in 2001.
  In August 1999, we purchased the OmniFax division from Danka Business Systems for $45 in cash. OmniFax is a supplier of business laser multifunction fax systems. The acquisition resulted in goodwill of approximately $22 (including transaction costs), which is being amortized over 15 years.
  Also during 1999, we paid $62 to increase our ownership in our India operations from approximately 40 percent to 68 percent. This transaction resulted in additional goodwill of $48, which is being amortized over 40 years.
  In May 1998, we acquired XLConnect Solutions, Inc., an information technology services company, and its parent company, Intelligent Electronics, Inc., for $413 in cash. The transaction resulted in goodwill of $395, which is being amortized over 25 years. The Company is continuing to integrate XLConnect Solutions Inc. with its Industry Solutions business segment. This integration is designed to increase the revenue of our industry solutions operations, and to achieve cost savings and synergies. While this integration is taking longer than originally anticipated, the Company believes that events and changes in circumstances since the acquisition do not presently indicate an impairment of goodwill. However, the Company intends to continue the integration efforts and will perform an assessment of the recoverability of goodwill should circumstances change.

 5.  Divestitures

In December 2000 we sold our China operations to Fuji Xerox for $550. In connection with the sale, Fuji Xerox assumed $118 of indebtedness. The pre-tax gain recorded in the fourth quarter of 2000, was $200.
  In June 2000, we sold the U.S. and Canadian commodity paper business, including an exclusive license for the Xerox brand, to Georgia Pacific and recorded a pre-tax gain of approximately $40 which is included in Other, net. In addition to the proceeds from the sale of the business, the Company will receive royalty payments on future sales of Xerox branded commodity paper by Georgia Pacific and will earn commissions on Xerox originated sales of commodity paper as an agent for Georgia Pacific.
  In April 2000, we sold a 25 percent ownership interest in our wholly owned subsidiary, ContentGuard, to Microsoft, Inc. for $50 and recognized a pre-tax gain of $23, which is included in Other, net. An additional pre-tax gain of $27 was deferred, pending the resolution of certain performance criteria, and is included in Unearned income in the Consolidated Balance Sheets. In connection with the sale, ContentGuard also received $40 from Microsoft for a non-exclusive license of its patents and other intellectual property and a $25 advance against future royalty income from Microsoft on sales of products incorporating ContentGuard's technology. The license payment is being amortized over the life of the license agreement of 10 years and the royalty advance will be recognized in income as earned.

 6.  Receivables, Net

Finance Receivables. Finance receivables result from installment arrangements and sales-type leases arising from the marketing of our business equipment products. These receivables generally mature over two to five years and are typically collateralized by a security interest in the underlying assets. The components of Finance receivables, net at December 31, 2000, 1999 and 1998 follow:

                                             2000     1999     1998
             ------------------------------------------------------
             Gross receivables           $14,556  $14,478  $15,957
             Unearned income              (1,733)  (1,733)  (2,185)
             Unguaranteed residual
                values                       681      697      617
             Allowance for doubtful
                accounts                    (450)    (423)    (441)
             ------------------------------------------------------
             Finance receivables, net     13,054   13,019   13,948
             Less current portion          5,097    4,961    5,055
             ------------------------------------------------------
             Amounts due after one year,
                net                      $ 7,957  $ 8,058  $ 8,893
             ------------------------------------------------------

  Contractual maturities of our gross finance receivables subsequent to December 31, 2000 follow:

                    2001   2002   2003   2004 2005 Thereafter
                  -------------------------------------------
                  $5,654 $3,980 $2,706 $1,580 $540        $96
                  -------------------------------------------

  Experience has shown that a portion of these finance receivables will be prepaid prior to maturity. Accordingly, the preceding schedule of contractual maturities should not be considered a forecast of future cash collections.
  Unguaranteed residual values are assigned primarily to our high volume copying, printing and production publishing products. The assigned values are generally established in order to result in a normal profit margin in the subsequent transaction.
  In September 2000, we transferred $457 of finance receivables to a special purpose entity for cash proceeds of $411 and a retained interest of $46. The transfer agreement includes a repurchase option; accordingly the proceeds were accounted for as a secured borrowing. At December 31, 2000 the balance of receivables transferred was $411 and is included in Finance receivables, net in the Consolidated Balance Sheets. The remaining secured borrowing balance of $325 is included in Debt.
  In 1999, we sold $1,495 of finance receivables and recorded a net increase in finance income of approximately $17 which includes the unfavorable flow-through impacts. The retained interests remaining from these sales were not material at December 31, 2000.
  Beginning in 1999 several Latin American affiliates entered into certain structured transactions involving contractual arrangements which transferred the risks of ownership of equipment subject to operating leases to third party finance companies, who are obligated to pay the Company a fixed amount each month. The Company accounts for these transactions similar to its sales-type leases. These transactions resulted in sales of $126 and $280 in 2000 and 1999, respectively. The contribution to Pre-tax income resulting from these transactions was $92 and $155 in 2000 and 1999, respectively.

Finance Interest Rates
  Financing income is determined by the discount rate applied to minimum contract payments, excluding service and supplies, used in the estimation of the fair value of the equipment. Finance interest rates include the aforementioned discount rates in customer arrangements, as well as related sources of income. Over the years, the Company's finance interest rates have changed as a result of a number of factors including money market conditions; the economic environment; debt coverage; return on equity; debt to equity ratios and other external factors which are particularly relevant to our financing business. During the period of 1998 to 2000 such finance interest rates as a percentage of the average finance receivables portfolio and the Company's average cost of funds used in our customer financing activities were:

                                                2000 1999 1998
                 ---------------------------------------------
                 Average Finance Interest Rates 8.3% 9.2% 9.3%
                 ---------------------------------------------
                 Average Cost of Funds          5.4% 4.7% 5.1%
                 ---------------------------------------------

  In line with market comparables, the Company's financing operations are targeted to achieve a 15 percent return on equity. The Company periodically reviews, and may change, the discount rates in order to be consistent with this objective and to reflect the estimated fair value of the financing component in its lease arrangements. Changes in the rate applied to a bundled arrangement may affect one or more elements of the arrangement. In general, the following changes in discount rates are reflected as reciprocal changes in equipment revenues, partially offset by the resulting change in customer finance income.
  Such changes in accounting estimate had the following approximate effects on pre-tax income (loss):

                  Increase/(Decrease)           2000 1999 1998
                  --------------------------------------------
                  Effect of changes in discount
                     rates/1/                    $24 $101 $128
                  --------------------------------------------

1 Represents the impact of changes in customer finance rate estimates net of amortization of the related cumulative unearned income effects.

Accounts Receivable. In 2000, we entered into agreements to sell, on an ongoing basis, a defined pool of accounts receivable to special purpose entities. At December 31, 2000, the total pool of accounts receivable transferred was approximately $900. The special purpose entities, in turn, sell participating interests in such accounts receivable to investors up to a maximum amount of $330. Under the terms of the agreement, new receivables are added to the pool as collections reduce previously sold accounts receivable. Investors have a priority collection interest in the entire pool of receivables, and as a result, we have retained credit risk to the extent the pool exceeds the amount sold to investors. We continue to service the receivables on behalf of the special purpose entities and receive a servicing fee adequate to compensate for our responsibilities.
  At December 31, 2000, $328 in net proceeds were received from sales of participating interests to investors and were recorded as a reduction in Accounts receivable, net in the Consolidated Balance Sheets. The earnings impact related to the receivables sold under these agreements was not material.

  Our retained interests, which are included in Accounts receivable, net, are recorded at fair value using estimates of dilution based on historical experience. These estimates are adjusted regularly based on actual experience with the pool, including defaults and credit deterioration.
  If historical dilution percentages were to increase one percentage point, the value of the Company's retained interest would be reduced by approximately $9.
  Allowances for doubtful accounts on our accounts receivable balances at December 31, 2000, 1999 and 1998 amounted to $282, $137 and $102, respectively.

 7.  Inventories and Equipment on Operating Leases, Net

The components of inventories at December 31, 2000, 1999 and 1998 follow:

                  2000   1999   1998
------------------------------------
Finished goods  $1,439 $1,805 $1,929
Work in process    147    122    111
Raw materials      346    363    464
------------------------------------
Inventories     $1,932 $2,290 $2,504
------------------------------------

  Equipment on operating leases and similar arrangements consists of our business equipment products that are rented to customers and are depreciated to estimated residual value. Equipment on operating leases and the related accumulated depreciation at December 31, 2000, 1999 and 1998 follow:

                                 2000   1999   1998
---------------------------------------------------
Equipment on operating leases  $2,124 $1,777 $2,057
Less: Accumulated depreciation  1,400  1,082  1,260
---------------------------------------------------
Equipment on operating leases,
   net                         $  724 $  695 $  797
---------------------------------------------------

  We sold equipment subject to operating leases and similar arrangements to third party finance companies for cash in the amounts of $22, $120 and $74 in 2000, 1999 and 1998, respectively. The contribution to Pre-tax income resulting from these transactions was $9, $65 and $24 in 2000, 1999 and 1998, respectively.
  Depreciable lives vary from two to four years. Our business equipment operating lease terms vary, generally from 12 to 36 months. Scheduled minimum future rental revenues on operating leases with original terms of one year or longer are:


 2001   2002 2003 Thereafter
----------------------------
   $320 $151  $71        $43
----------------------------

  Total contingent rentals, principally usage charges in excess of minimum allowances relating to operating leases, for the years ended December 31, 2000, 1999 and 1998 amounted to $120, $163 and $161, respectively.

 8.  Land, Buildings and Equipment, Net

The components of land, buildings and equipment, net at December 31, 2000, 1999 and 1998 follow:

                        Estimated
                           Useful
                            Lives
                          (Years)   2000   1999   1998
------------------------------------------------------
Land                              $   70 $   66 $   80
Buildings and building
   equipment             25 to 50  1,064  1,087    973
Leasehold
   improvements        Lease term    426    434    425
Plant machinery           4 to 12  1,981  1,897  1,926
Office furniture
   and equipment          3 to 15  1,304  1,339  1,299
Other                     3 to 20    199    235    260
Construction in
   progress                          295    328    283
------------------------------------------------------
Subtotal                           5,339  5,386  5,246
------------------------------------------------------
Less accumulated
   depreciation                    2,844  2,930  2,880
------------------------------------------------------
Land, buildings and
   equipment, net                 $2,495 $2,456 $2,366
------------------------------------------------------

  We lease certain land, buildings and equipment, substantially all of which are accounted for as operating leases. Total rent expense under operating leases for the years ended December 31, 2000, 1999 and 1998 amounted to $344, $397 and $436, respectively. Future minimum operating lease commitments that have remaining non-cancelable lease terms in excess of one year at December 31, 2000 follow:

 2001   2002 2003 2004 2005 Thereafter
--------------------------------------
   $290 $238 $193 $155 $132       $426
--------------------------------------

  In certain circumstances, we sublease space not currently required in operations. Future minimum -sub-lease income under leases with non-cancelable terms in excess of one year amounted to $50 at December 31, 2000.
  In 1994, we awarded a contract to Electronic Data Systems Corp. (EDS) to operate our worldwide data processing and telecommunications network through the year 2004. Xerox has the right to terminate this agreement with six months' notice to EDS. Minimum payments due EDS under the contract follow:

 2001   2002 2003 2004
----------------------
   $217 $198 $183  $95
----------------------

  9. Investments in Affiliates, at Equity

Investments in corporate joint ventures and other companies in which we generally have a 20 to 50 percent ownership interest at December 31, 2000, 1999 and 1998 follow:

                             2000   1999   1998
------------------------------------------------
Fuji Xerox                 $1,259 $1,513 $1,354
Other investments             103    102    102
------------------------------------------------
Investments in affiliates,
   at equity               $1,362 $1,615 $1,456
------------------------------------------------

  Xerox Limited owned 50 percent of the outstanding stock of Fuji Xerox, a corporate joint venture with Fuji Photo Film Co., Ltd. (Fujifilm) at December 31, 2000. See Note 20 on page 46. Fuji Xerox is headquartered in Tokyo and operates in Japan and other areas of the Pacific Rim, Australia and New Zealand. Condensed financial data of Fuji Xerox for its last three fiscal years follow:

                                      2000   1999   1998
---------------------------------------------------------
Summary of Operations
Revenues                            $8,401 $7,751 $6,809
Costs and expenses                   8,115  7,440  6,506
---------------------------------------------------------
Income before income taxes             286    311    303
Income taxes                           146    201    195
---------------------------------------------------------
Net income                          $  140 $  110 $  108
---------------------------------------------------------
Balance Sheet Data
Assets
Current assets                      $3,162 $3,521 $2,760
Non-current assets                   3,851  3,521  3,519
---------------------------------------------------------
Total assets                        $7,013 $7,042 $6,279
---------------------------------------------------------
Liabilities and Shareholders'
   Equity
Current liabilities                 $3,150 $2,951 $2,628
Long-term debt                         445    297    234
Other non-current liabilities          852    951    895
Shareholders' equity                 2,566  2,843  2,522
---------------------------------------------------------
Total liabilities and shareholders'
   equity                           $7,013 $7,042 $6,279
---------------------------------------------------------

 10. Segment Reporting

In the first quarter of 2000, we completed the realignment of our operations to better align the Company to serve its diverse customers/distribution channels and to provide an industry-oriented focus for global document services and solutions. As a result of this realignment, our reportable segments have been revised accordingly and are as follows: Industry Solutions, General Markets, Developing Markets and Other businesses.
  The Industry Solutions operating segment (ISO) covers the direct sales and service organizations in North America and Europe. It is organized around key industries and focused on providing our largest customers with document solutions consisting of hardware, software and services, including document outsourcing, systems integration and document consulting.
  The General Markets operating segment (GMO) includes sales agents in North America, concessionaires in Europe and our Channels Group which includes retailers and resellers. It is responsible for increasing penetration of the general market space, including small office solutions, products for networked work group environments and personal/ home office products. In addition, it has responsibility for product development and acquisition for its markets, providing customer and channel-ready products and solutions.
  The Developing Markets operating segment (DMO) includes operations in Latin America, Russia, India, the Middle East and Africa. It takes advantage of growth opportunities in emerging markets/countries around the world, building on the leadership Xerox has already established in a number of those markets.
  Other businesses includes several units, none of which met the thresholds for separate segment reporting. The revenues included in this group are primarily from Xerox Supplies Group (XSG) and Xerox Engineering Systems (XES) and corporate inter-segment eliminations.
  All corporate and shared service unit expenses, including interest and depreciation, have been allocated to the operating segments.
  Other businesses' total assets include XES, XSG, deferred tax assets, which have not been allocated, the investment in Fuji Xerox and the remaining investments in discontinued operations. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies.
  It is not practicable to discern the segment information for 1998 for the above segments due to internal reorganizations. Accordingly, 1998 realigned segment amounts have not been presented.

Operating segment profit or loss information for the years ended December 31, 2000 and 1999 for our realigned segments is as follows:

                                                        Industry General Developing      Other
                                                       Solutions Markets    Markets Businesses   Total
------------------------------------------------------------------------------------------------------
2000
Information about profit or loss
   Revenues from external customers                     $ 8,619  $4,827     $2,533     $1,798  $17,777
   Finance income                                           529     238        157          -      924
   Intercompany revenues                                     38     215          -       (253)       -
      Total segment revenues                              9,186   5,280      2,690      1,545   18,701
   Depreciation and amortization                            584     227        132          5      948
   Interest expense                                         584     272        165         10    1,031
   Segment profit (loss)/1/                                 110    (126)      (116)       194       62
   Earnings (loss) of non-consolidated affiliates/2/         (1)      -          -         99       98
Information about assets
   Investments in non-consolidated affiliates                16       -          7      1,339    1,362
   Total assets                                          18,662   3,129      4,470      3,214   29,475
   Capital expenditures                                     184     137         79         52      452
1999/3/
Information about profit or loss
   Revenues from external customers                     $ 9,463  $4,489     $2,542     $1,992  $18,486
   Finance income                                           622     249        210          -    1,081
   Intercompany revenues                                     60     132          -       (192)       -
      Total segment revenues                             10,145   4,870      2,752      1,800   19,567
   Depreciation and amortization                            486     182        106          5      779
   Interest expense                                         488     189        120          6      803
   Segment profit                                         1,328     162        214        204    1,908
   Earnings (loss) of non-consolidated affiliates             4       -         (5)        69       68
Information about assets
   Investments in non-consolidated affiliates                25       -          8      1,582    1,615
   Total assets                                          18,487   1,703      4,636      3,705   28,531
   Capital expenditures                                     300     153         94         47      594
------------------------------------------------------------------------------------------------------

/1/ Segment profit (loss) excludes the impact of the 2000 restructuring charge
    $(619), the purchased in-process research and development $(27), and the gain on sale of our China operations $200.
/2/ Excludes our $37 share of a restructuring charge recorded by Fuji Xerox. /3/ 1999 amounts as restated, see Note 2.

Products and services and geographic area data follow:

                                                                       Revenues
---------------------------------------------------------------------------------------
                                                                   2000    1999    1998
---------------------------------------------------------------------------------------
Information about products and services
   Black and white office and small office/home office (SOHO)   $ 7,410 $ 8,150 $ 8,384
   Black and white production                                     4,940   5,904   5,954
   Color copying and printing                                     2,897   1,851   1,726
   Other products and services                                    3,454   3,662   3,529
---------------------------------------------------------------------------------------
Total                                                           $18,701 $19,567 $19,593
---------------------------------------------------------------------------------------

                                          Revenues          Long-Lived Assets
-------------------------------------------------------------------------------
                                      2000    1999    1998   2000   1999   1998
-------------------------------------------------------------------------------
Information about Geographic Areas
United States                      $10,397 $10,585 $10,211 $2,282 $2,228 $2,085
Europe                               4,870   5,414   5,237    968    616    503
Other Areas                          3,434   3,568   4,145    600    751    804
-------------------------------------------------------------------------------
Total                              $18,701 $19,567 $19,593 $3,850 $3,595 $3,392
-------------------------------------------------------------------------------

Operating segment profit or loss information, using the prior years' basis of presentation, for the years ended December 31, 2000, 1999, and 1998 is as follows:

                                                                        Paper
                                                           Core   Fuji    and
                                                       Business  Xerox  Media   Other   Total
---------------------------------------------------------------------------------------------
2000
Information about profit or loss
   Revenues from external customers                    $14,493       - $1,156 $2,128  $17,777
   Finance income                                          918       -      -      6      924
   Intercompany revenues                                  (294)      -      -    294        -
                                                       --------------------------------------
      Total segment revenues                            15,117       -  1,156  2,428   18,701
   Depreciation and amortization                           943       -      -      5      948
   Interest expense                                      1,031       -      -      -    1,031
   Segment profit (loss)/1/                                352       -     85   (375)      62
   Earnings (loss) of non-consolidated affiliates/2/         4  $  107      -    (13)      98
Information about assets
   Investments in non-consolidated affiliates               71   1,259      -     32    1,362
   Total assets                                         26,224   1,259     69  1,923   29,475
   Capital expenditures                                    430       -      -     22      452
---------------------------------------------------------------------------------------------
1999/4/
Information about profit or loss
   Revenues from external customers                    $15,501       - $1,148 $1,837  $18,486
   Finance income                                        1,071       -      -     10    1,081
   Intercompany revenues                                  (206)      -      -    206        -
                                                       --------------------------------------
      Total segment revenues                            16,366       -  1,148  2,053   19,567
   Depreciation and amortization                           774       -      -      5      779
   Interest expense                                        803       -      -      -      803
   Segment profit (loss)                                 1,886       -     62    (40)   1,908
   Earnings of non-consolidated affiliates                  13  $   55      -      -       68
Information about assets
   Investments in non-consolidated affiliates              102   1,513      -      -    1,615
   Total assets                                         25,036   1,513     86  1,896   28,531
   Capital expenditures                                    580       -      -     14      594
---------------------------------------------------------------------------------------------
1998/4/
Information about profit or loss
   Revenues from external customers                    $15,623       - $1,162 $1,666  $18,451
   Finance income                                        1,133       -      -      9    1,142
   Intercompany revenues                                  (326)      -      -    326        -
                                                       --------------------------------------
      Total segment revenues                            16,430       -  1,162  2,001   19,593
   Depreciation and amortization                           709       -      -     18      727
   Interest expense                                        749       -      -      -      749
   Segment profit (loss)/3/                              2,240       -     58    (75)   2,223
   Earnings of non-consolidated affiliates/2/               19  $   72      -      1       92
Information about assets
   Investments in non-consolidated affiliates               81   1,354      -     21    1,456
   Total assets                                         25,842   1,354     84  2,348   29,628
   Capital expenditures                                    539       -      -     27      566
---------------------------------------------------------------------------------------------

/1/ Segment profit (loss) excludes the impact of the 2000 restructuring charge
    $(619), the purchased in-process research and development $(27), and the gain on sale of our China operations $200.
/2/ Excludes our $37 and $18 share of a restructuring charge recorded by Fuji
    Xerox in 2000 and 1998, respectively.
/3/ Segment profit (loss) excludes the impact of the 1998 restructuring charge of $1,644.
/4/ 1999 and 1998 amounts as restated, see Note 2.

 11. Discontinued Operations

Our remaining investment in our Insurance and Other Financial Services (IOFS) and Third-Party Financing and Real Estate discontinued businesses is included in the Consolidated Balance Sheets at December 31, 2000 and 1999 as follows:

                Balance Sheet Caption                2000   1999
                ------------------------------------------------
                Intangible and other assets          $534 $1,130
                Long-term debt                          -     50
                Deferred taxes and other liabilities    -    378
                ------------------------------------------------
                Net investment                       $534 $  702
                ------------------------------------------------

The majority of the remaining investment relates to a $462 performance-based instrument received from the sale of one of the Talegen Holdings, Inc. (Talegen) insurance companies, The Resolution Group, Inc. (TRG). The instrument is Class 2 preferred stock of TRG. TRG has two classes of stock outstanding. The Class 1 shares are 100 percent owned by Fairfax Financial Holdings Limited, one of the largest insurers in North America. We own substantially all of the Class 2 shares. The terms of the performance criteria relate to TRG's available cash flow as defined. Commencing in January 2001, the Class 2 shareholders are entitled to receive 72.5 percent of the available cash and the Class 1 holder receives the remaining 27.5 percent. An initial distribution of $4 was received by us in January 2001. Current projections indicate that we expect to fully recover the remaining $458 by 2018.
  Xerox Financial Services, Inc. (XFSI), a wholly owned subsidiary, continues to provide aggregate excess of loss reinsurance coverage (the Reinsurance Agreements) to one of the former Talegen units and TRG through Ridge Reinsurance Limited (Ridge Re), a wholly owned subsidiary of XFSI. The coverage limits for these two remaining Reinsurance Agreements total $578.
  Both the Company and XFSI have guaranteed that Ridge Re will meet all of its financial obligations under the two remaining Reinsurance Agreements. In April 2001 we replaced $660 of letters of credit, which supported Ridge Re ceded reinsurance obligations, with trusts which include the Ridge Re investment portfolio of $405 plus approximately $255 in cash. These trusts are required to provide security with respect to aggregate excess of loss reinsurance obligations under the two remaining Reinsurance Agreements.

 12. Debt

Short-Term Debt. Short-term borrowings data at December 31, 2000 and 1999 follow:

                                    Weighted Average
                                   Interest Rates at
                                            12/31/00   2000   1999
             -----------------------------------------------------
             Notes payable                    10.20% $  169 $    -
             Commercial paper                  7.01     141      -
             -----------------------------------------------------
             Total short-term debt                      310      -
             Current maturities of
                long-term debt                        2,383  3,957
             -----------------------------------------------------
             Total                                   $2,693 $3,957
             -----------------------------------------------------

Debt classification. Prior to the year 2000 we had employed a match funding policy for customer financing assets and related liabilities. Under this policy, the interest and currency characteristics of the indebtedness were, in most cases, matched to the interest and currency characteristics of the finance receivables. At December 31, 1999, our debt was classified based on the expected date of repayment of such indebtedness in accordance with our match funding policy. Further, at December 31, 1999, certain other short-term obligations were classified as long-term based on management's intent to refinance certain of these obligations on a long term basis and the ability to do so with credit available under the Revolving Credit Agreement (Revolver).
  The full utilization of our Revolver and our recent credit downgrades significantly changed the nature of our indebtedness and impacted our ability to continue with our historical match funding policy. We no longer match fund our indebtedness with cash collections expected to be generated from finance receivables. We expect to pay down our outstanding obligations as they mature. Accordingly, at December 31, 2000, our debt has been classified in the Consolidated Balance Sheets, based on the contractual maturity dates of the underlying debt instruments. Prior years' balances have not been reclassified.
  The Company believes its liquidity is presently sufficient to meet current and anticipated needs going forward, subject to the timely implementation and execution of various business initiatives as discussed in Note 3 on Page 24.

Long-Term Debt. A summary of long-term debt by final maturity date at December 31, 2000 and 1999 follows:

                                          Weighted
                                           Average
                                          Interest
                                          Rates at
                                          12/31/00    2000   1999
              ---------------------------------------------------
              U.S. Operations
              Xerox Corporation
                 (parent company)
              Guaranteed ESOP
                 notes due 2000-2003        7.53%  $   221 $  299
              Notes due 2000                   -         -  2,041
              Notes due 2001                6.50       737    721
              Notes due 2002                7.59       330    230
              Notes due 2003                5.61     1,313  1,398
              Notes due 2004                5.01       483    502
              Notes due 2006                7.25        25      -
              Notes due 2007                7.38        25      -
              Notes due 2011                7.01        50      -
              Notes due 2016                7.20       250    250
              Convertible notes due 2018    3.63       617    601
              Notes due 2038                5.96        25     25
              Revolving credit agreement,
                 maturing in 2002           6.93     4,400      -
              Capital leases and other
                 debt due 2000-2018         8.17        91    120
              ---------------------------------------------------
              Subtotal                               8,567  6,187
              ---------------------------------------------------
              Xerox Credit Corporation
              Notes due 2000                   -         -  2,026
              Notes due 2001                6.66       326    401
              Notes due 2002               2.80/1/     666    668
              Notes due 2003                6.61       460    200
              Notes due 2005               1.50/1/     904      -
              Notes due 2007               2.00/1/     270      -
              Notes due 2008                6.30        25      -
              Notes due 2012                7.09       125      -
              Notes due 2013                6.50        60      -
              Notes due 2014                6.06        50      -
              Notes due 2018                7.00        25      -
              Secured borrowings/2/
                 due 2001-2003              6.70       325      -
              Revolving credit agreement,
                 maturing in 2002           6.94     1,020      -
              Floating rate notes due
                 2048                       6.44        60     60
              ---------------------------------------------------
              Subtotal                               4,316  3,355
              ---------------------------------------------------
              Total U.S. operations                $12,883 $9,542
              ---------------------------------------------------

1 Weighted average interest rates include Japanese yen bonds of $1,174 and $488 issued by Xerox Credit Corporation in 2000 and 1999, respectively, with interest rates ranging from 1.50-2.00% and 0.80%, respectively.
2 Refer to Note 6 on page 26 for further discussion of secured borrowings.

                                            Weighted
                                             Average
                                            Interest
                                            Rates at
                                            12/31/00    2000    1999
           ---------------------------------------------------------
           International Operations
           Xerox Capital (Europe) plc
           Various obligations, payable in:
           Euros
              due 2000-2008                    5.50% $   698 $   755
           Japanese yen
              due 2001-2005                    0.53      950       -
           U.S. dollars
              due 2000-2008                    6.10    1,025   1,991
           Revolving credit agreement,
              maturing in 2002
              (U.S. Dollars)                   6.96    1,080       -
           ---------------------------------------------------------
           Subtotal                                    3,753   2,746
           ---------------------------------------------------------
           Other International
           Operations
           Various obligations, payable in:
           Canadian dollars
              due 2000-2007                   11.74       55      88
           Pounds sterling
              due 2000-2003                    9.00      187     202
           Italian lire
              due 2000-2001                    4.72      117     133
           Euros
              due 2000-2008                    7.90      159     194
           U.S. dollars
              due 2000-2008                    7.67      128     249
           Revolving credit agreement,
              maturing in 2002
              (U.S. dollars)                   6.83      500       -
           Capital leases and other debt
              due 2000-2004                    6.23        5      20
           ---------------------------------------------------------
           Subtotal                                    1,151     886
           ---------------------------------------------------------
           Total international operations              4,904   3,632
           ---------------------------------------------------------
           Other borrowings deemed
              long-term                                    -   1,827
           ---------------------------------------------------------
           Subtotal                                   17,787  15,001
           Less current maturities                     2,383   3,957
           ---------------------------------------------------------
           Total long-term debt                      $15,404 $11,044
           ---------------------------------------------------------

Consolidated Long-Term Debt Maturities.
Payments due on long-term debt for the next five years and thereafter follow:

                   2001   2002   2003   2004   2005 Thereafter
                 ---------------------------------------------
                 $2,383 $8,994 $2,630 $1,718 $1,010     $1,052
                 ---------------------------------------------

  Certain of our debt agreements allow us to redeem outstanding debt prior to scheduled maturity. Outstanding debt issues with call features are classified in the preceding five-year maturity table in accordance with management's current expectations. The actual decision as to early redemption will be made at the time the early redemption option becomes exercisable and will be based on liquidity, prevailing economic and business conditions, and the relative costs of new borrowing.

Convertible Debt. In 1998, we issued convertible subordinated debentures for net proceeds of $575. The amount due upon maturity in April 2018 is $1,012, resulting in an effective interest rate of 3.625 percent per annum, including
1.003 percent payable in cash semiannually beginning in October 1998. These debentures are convertible at any time at the option of the holder into 7.808 shares of our stock per $1,000 principal amount at maturity of debentures. This debt contains a put option which requires us to purchase any debenture, at the option of the holder, on April 21, 2003, for a price of $649 per $1,000 principal. We may elect to settle the obligation in cash, shares of common stock, or any combination thereof.

Lines of Credit. We have a $7 billion revolving credit agreement with a group of banks, which matures in October 2002. This revolver is also accessible by the following wholly owned subsidiaries: Xerox Credit Corporation (up to a $7 billion limit) and Xerox Canada Capital Ltd. and Xerox Capital (Europe) plc (up to a $4 billion limit) with our guarantee. Amounts borrowed under this facility are at rates based, at the borrower's option, on spreads above certain reference rates such as LIBOR. This agreement contains certain covenants the most restrictive of which require that we maintain a minimum level of tangible net worth and limit the amounts of outstanding secured borrowings, as defined in the agreement. We are in compliance with these covenants at December 31, 2000. The balance outstanding under this line of credit was $7 billion at December 31, 2000. In addition, our foreign subsidiaries had unused committed long-term lines of credit used to back short-term indebtedness that aggregate $43 in various currencies at prevailing interest rates.

Guarantees. At December 31, 2000, we have guaranteed the borrowings of our ESOP and $4,710 of indebtedness of our foreign subsidiaries.

Interest. Interest paid by us on our short- and long-term debt, amounted to $1,024, $787 and $859 for the years ended December 31, 2000, 1999 and 1998, respectively.

  A summary of the cash related changes in consolidated indebtedness for the three years ended December 31, 2000 follows:

                                        2000       1999       1998
           ---------------------------------------------------------
           Cash proceeds from
              (payments of)
              short-term debt, net    $(1,234)   $(4,140)   $   553
           Cash proceeds from
              long-term debt           10,520      5,446      3,464
           Principal payments on
              long-term debt          (5,713)    (1,489)     (1,580)
           ---------------------------------------------------------
           Total net cash changes in
              debt                   $ 3,573/1/ $  (183)/2/ $ 2,437
           ---------------------------------------------------------

/1/ Excludes debt of $118, which was assumed by Fuji Xerox in connection with the divestiture of our China operations, and accretion of $16 on convertible debt.
/2/ Excludes debt of $51 assumed with the increased ownership in our India joint venture and accretion of $26 on convertible debt.

 13. Financial Instruments

Derivative Financial Instruments. Certain financial instruments with off-balance-sheet risk have been entered into by us to manage our interest rate and foreign currency exposures. These instruments are held solely for hedging purposes and include interest rate swap agreements, forward exchange contracts and foreign currency swap agreements. We do not enter into derivative instrument transactions for trading or other speculative purposes.
  We typically enter into simple, unleveraged derivative transactions which, by their nature, have low credit and market risk. Our policies on the use of derivative instruments prescribe an investment-grade counterparty credit floor and at least quarterly monitoring of market risk on a counterparty-by-counterparty basis. We utilize numerous counterparties to ensure that there are no significant concentrations of credit risk with any individual counterparty or groups of counterparties. Based upon our ongoing evaluation of the replacement cost of our derivative transactions and counterparty credit- worthiness, we consider the risk of credit default significantly affecting our financial position or results of operations to be remote.
  We employ the use of hedges to reduce the risks that rapidly changing market conditions may have on the underlying transactions. Typically, our currency and interest rate hedging activities are not affected by changes in market conditions, as forward contracts and swaps are arranged and normally held to maturity in order to lock in currency rates and interest rate spreads related to underlying transactions.
  During 2000 the agencies that assign ratings to our debt downgraded our debt. These downgrades significantly reduced our access to capital markets. Furthermore, the specific downgrade of our debt on December 1, 2000 triggered the repurchases of a number of derivative contracts, which were in place at that time, and further downgrades could require that we repurchase additional outstanding contracts. Therefore, our ability to continue to effectively manage the risks associated with interest rate and foreign currency fluctuations, including our ability to employ our match funding strategy, has been severely constrained. These derivative contract repurchases resulted in un-hedged foreign currency denominated assets and liabilities. We recorded mark-to-market gains during December 2000 of $69 as a direct result of these un-hedged exposures.
  None of our hedging activities involves exchange-traded instruments.

Interest Rate Swaps. We enter into interest rate swap agreements to manage interest rate exposure, although the recent downgrades of our indebtedness have limited our ability to manage this exposure. An interest rate swap is an agreement to exchange interest rate payment streams based on a notional principal amount. We follow settlement accounting principles for interest rate swaps whereby the net interest rate differentials to be paid or received are recorded currently as adjustments to interest expense.
  Virtually all customer financing assets earn fixed rates of interest. Accordingly, through the use of interest rate swaps in conjunction with the contractual maturity terms of outstanding debt, we "lock in" an interest spread by arranging fixed-rate interest obligations with maturities similar to the underlying assets. Additionally, in industrialized countries customer financing assets are funded with liabilities denominated in the same currency. We refer to the effects of these conservative practices as "match funding" our customer financing assets. This practice effectively eliminates the risk of a major decline in interest margins resulting from adverse changes in the interest rate environment. Conversely, this practice does effectively eliminate the opportunity to materially increase margins when interest rates are declining. As previously disclosed, our credit ratings have been downgraded during 2000. These downgrades have severely limited our current ability to manage our exposure to interest rate changes which has historically been managed through the practice of match funding our finance receivables.
  More specifically, pay-fixed/receive-variable interest rate swaps are often used in place of more expensive fixed-rate debt for the purpose of match funding fixed-rate customer contracts.
  Pay-variable/receive-variable interest rate swaps (basis swaps) are used to transform variable rate, medium-term debt into commercial paper or local currency LIBOR rate obligations. Pay-variable/receive-fixed interest rate swaps are used to transform term fixed-rate debt into variable rate obligations. The transactions performed within each of these three categories enable the cost-effective management of interest rate exposures. During 2000, the average notional amount of an interest rate swap agreement was $25.
  The total notional amounts of these transactions at December 31, 2000 and 1999, based on contract maturity, follow:

                                                    2000    1999
                ------------------------------------------------
                Commercial paper/bank borrowings $ 4,538 $ 5,352
                Medium-term debt                   8,666  10,493
                Long-term debt                     2,267   4,238
                ------------------------------------------------
                Total                            $15,471 $20,083
                ------------------------------------------------

  The aggregate notional amounts of interest rate swaps by maturity date and type at December 31, 2000 and 1999 follow:

                                                     2002-   2005-
                                    2000    2001     2004    2018    Total
    -----------------------------------------------------------------------
    2000
    Pay fixed/receive variable    $    -  $1,321  $ 4,490  $1,319  $ 7,130
    Pay variable/receive variable      -   1,677        1       -    1,678
    Pay variable/receive fixed         -   1,540    4,175     948    6,663
    -----------------------------------------------------------------------
    Total                         $    -  $4,538  $ 8,666  $2,267  $15,471
    -----------------------------------------------------------------------
    Memo:
    Interest rate paid                 -    5.74%    5.95%   7.01%    6.04%
    Interest rate received             -    5.08%    5.85%   5.36%    5.55%
    -----------------------------------------------------------------------
    1999
    Pay fixed/receive variable    $2,699  $2,202  $ 6,742  $  340  $11,983
    Pay variable/receive variable    443     550        -       -      993
    Pay variable/receive fixed     2,210     718    3,544     635    7,107
    -----------------------------------------------------------------------
    Total                         $5,352  $3,470  $10,286  $  975  $20,083
    -----------------------------------------------------------------------
    Memo:
    Interest rate paid              5.94%   4.39%    5.41%   6.25%    5.42%
    Interest rate received          5.48%   5.18%    5.38%   6.75%    5.44%
    -----------------------------------------------------------------------

Forward Exchange Contracts. We utilize forward exchange contracts to hedge against the potentially adverse impacts of foreign currency fluctuations on foreign currency-denominated receivables and payables; firm foreign currency commitments; and investments in foreign operations. Firm foreign currency commitments generally represent committed purchase orders for foreign-sourced inventory. These contracts generally mature in six months or less. At December 31, 2000 and 1999, we had outstanding forward exchange contracts of $1,788 and $3,838, respectively. Of the outstanding contracts at December 31, 2000, the largest single currency represented was the Euro. Contracts denominated in Euros, Canadian dollars, U.S. dollars, Brazilian reais and Japanese yen accounted for over 90 percent of our forward exchange contracts. On contracts that hedge foreign currency-denominated receivables and payables, gains or losses are reported currently in income, and premiums or discounts are amortized to income and included in Other, net in the Consolidated Statements of Operations. Gains or losses, as well as premiums or discounts, on contracts that hedge firm commitments are deferred and subsequently recognized as part of the underlying transaction. At December 31, 2000, we had a net deferred loss of $8. Gains or losses on contracts that hedge an investment in a foreign operation are reported currently in the balance sheet as a component of cumulative translation adjustments. The premium or discount on contracts that hedge an investment in a foreign operation are amortized to income and included in Other, net in the Consolidated Statements of Operations. During 2000, the average notional amount of a forward exchange contract amounted to $14.

Foreign Currency Swap Agreements. We enter into cross-currency interest rate swap agreements, whereby we issue foreign currency-denominated debt and swap the proceeds with a counterparty. In return, we receive and effectively denominate the debt in local currencies. Currency swaps are utilized as hedges of the underlying foreign currency borrowings, and exchange gains or losses are recognized currently in Other, net in the Consolidated Statements of Operations. At December 31, 2000 and 1999, we had outstanding cross-currency interest rate swap agreements with aggregate notional amounts of $4,222 and $3,968, respectively. Of the outstanding agreements at December 31, 2000, the largest single currency represented was the U.S. dollar. Contracts denominated in U.S. dollars, British pounds sterling, Japanese yen and French francs accounted for over 75 percent of our currency interest rate swap agreements.

Fair Value of Financial Instruments. The estimated fair values of our financial instruments at December 31, 2000 and 1999 follow:

                                       2000             1999
            -------------------------------------------------------
                                 Carrying    Fair Carrying     Fair
                                   Amount   Value   Amount    Value
            -------------------------------------------------------
            Cash and cash
               equivalents        $ 1,741 $1,741   $   126 $   126
            Accounts receivable,
               net                  2,281  2,281     2,633   2,633
            Short-term debt         2,693  2,356     3,957   3,957
            Long-term debt         15,404  9,433    11,044  10,882
            Interest rate and
               currency swap
               agreements               -    129         -     (40)
            Forward exchange
               contracts                -    (59)        -     131
            -------------------------------------------------------

  The fair value amounts for Cash and cash equivalents and Accounts receivable, net approximate carrying amounts due to the short maturities of these instruments.
  The fair value of Short and Long-term debt was estimated based on quoted market prices for these or similar issues or on the current rates offered to us for debt of the same remaining maturities. The difference between the fair value and the carrying value represents the theoretical net premium or discount we would pay or receive to retire all debt at such date. We have no plans to retire significant portions of our debt prior to scheduled maturity. We are not required to determine the fair value of our finance receivables.
  The fair values for interest rate and cross-currency swap agreements and forward exchange contracts were calculated by us based on market conditions at year-end and supplemented with quotes from brokers. They represent amounts we would receive (pay) to terminate/replace these contracts. We have no present plans to terminate/replace significant portions of these contracts.

 14. Employee Benefit Plans

     We sponsor numerous pension and other postretirement benefit plans in our U.S. and international operations.

                                                                  Pension Benefits  Other Benefits
----------------------------------------------------------------------------------------------------
                                                                      2000    1999     2000     1999
----------------------------------------------------------------------------------------------------
Change in Benefit Obligation
Benefit obligation, January 1                                      $8,418  $8,040  $ 1,060  $ 1,095
Service cost                                                          167     191       24       27
Interest cost                                                         453   1,009       85       77
Plan participants' contributions                                       19      14        -        -
Plan amendments                                                         1       -        -        -
Actuarial (gain)/loss                                                  48     (79)     218      (78)
Currency exchange rate changes                                       (197)   (139)      (2)       2
Divestitures                                                          (15)      -        -        -
Curtailments                                                          (10)     (3)       -        -
Settlements                                                             -       2        -        -
Special termination benefits                                           34      11        4        2
Benefits paid                                                        (663)   (628)     (75)     (65)
----------------------------------------------------------------------------------------------------
Benefit obligation, December 31                                     8,255   8,418    1,314    1,060
----------------------------------------------------------------------------------------------------
Change in Plan Assets
Fair value of plan assets, January 1                                8,771   7,958        -        -
Actual return on plan assets                                          651   1,422        -        -
Employer contribution                                                  84      96       75       65
Plan participants' contributions                                       19      14        -        -
Currency exchange rate changes                                       (218)    (91)       -        -
Divestitures                                                          (18)      -        -        -
Benefits paid                                                        (663)   (628)     (75)     (65)
----------------------------------------------------------------------------------------------------
Fair value of plan assets, December 31                              8,626   8,771        -        -
----------------------------------------------------------------------------------------------------
Funded status (including under-funded and non-funded plans)           371     353   (1,314)  (1,060)
Unamortized transition assets                                         (15)    (36)       -        -
Unrecognized prior service cost                                        17      21       (3)      (4)
Unrecognized net actuarial (gain) loss                               (433)   (381)     120      (69)
----------------------------------------------------------------------------------------------------
Net amount recognized                                              $  (60) $  (43) $(1,197) $(1,133)
----------------------------------------------------------------------------------------------------
Amounts recognized in the consolidated balance sheets consist of:
   Prepaid benefit cost                                            $  378  $  377  $     -  $     -
   Accrued benefit liability                                         (468)   (456)  (1,197)  (1,133)
   Intangible asset                                                     3       4        -        -
   Accumulated other comprehensive income                              27      32        -        -
----------------------------------------------------------------------------------------------------
Net amount recognized                                              $  (60) $  (43) $(1,197) $(1,133)
----------------------------------------------------------------------------------------------------
Under-funded or non-funded plans
   Aggregate benefit obligation                                    $  348  $  497  $ 1,314  $ 1,060
   Aggregate fair value of plan assets                             $  180  $  174  $     -  $     -
----------------------------------------------------------------------------------------------------
Weighted average assumptions as of December 31
Discount rate                                                         7.0%    7.4%     7.5%     8.0%
Expected return on plan assets                                        8.9     8.9
Rate of compensation increase                                         3.8     4.2
----------------------------------------------------------------------------------------------------

                                            Pension Benefits     Other Benefits
-------------------------------------------------------------------------------
                                          2000     1999     1998 2000 1999 1998
-------------------------------------------------------------------------------
Components of Net Periodic Benefit Cost
Defined benefit plans
Service cost                            $ 167  $   191  $   172  $ 24 $ 27  $26
Interest cost                             453    1,009      916    85   77   72
Expected return on plan assets           (522)  (1,090)  (1,010)    -    -    -
Recognized net actuarial (gain)/loss        4       11       10     -    1    -
Amortization of prior service cost          4        8        6     -    -    -
Recognized net transition asset           (16)     (18)     (19)    -    2    -
Recognized curtailment/settlement gain    (46)      (9)     (60)    -    -    -
-------------------------------------------------------------------------------
   Net periodic benefit cost               44      102       15   109  107   98
Defined contribution plans                 14       28       32     -    -    -
-------------------------------------------------------------------------------
Total                                   $  58  $   130  $    47  $109 $107  $98
-------------------------------------------------------------------------------

  Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For measurement purposes, an 8.5 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease to 5.25 percent in 2005 and thereafter.
  A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                            One-        One-
                                     percentage- percentage-
                                           point       point
                                        increase    decrease
------------------------------------------------------------
Effect on total service and interest
   cost components                           $ 4       $(3)
Effect on postretirement benefit
   obligation                                $75       $(60)
------------------------------------------------------------

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

  The ESOP will repay its borrowings from dividends on the Convertible Preferred and from our contri-butions. The ESOP's debt service is structured such that our annual contributions (in excess of dividends) essentially correspond to a specified level percentage of participant compensation. As the borrowings are repaid, the Convertible Preferred is allocated to ESOP participants and Deferred ESOP benefits are reduced by principal payments on the borrowings. Most of our domestic employees are eligible to participate in the ESOP.
  Information relating to the ESOP for the three years ended December 31, 2000 follows:

                                  2000 1999 1998
------------------------------------------------
Interest on ESOP Borrowings        $24  $28  $33
------------------------------------------------
Dividends declared on Convertible
   Preferred Stock                 $53  $54  $56
------------------------------------------------
Cash contribution to the ESOP      $49  $44  $41
------------------------------------------------
Compensation expense               $48  $46  $44
------------------------------------------------

We recognize ESOP costs based on the amount committed to be contributed to the ESOP plus related trustee, finance and other charges.

 15. Income and Other Taxes

The parent company and its domestic subsidiaries file consolidated U.S. income tax returns. Generally, pursuant to tax allocation arrangements, domestic subsidiaries record their tax provisions and make payments to the parent company for taxes due or receive payments from the parent company for tax benefits utilized.
  Income (loss) before income taxes from continuing operations for the three years ended December 31, 2000 consists of the following:

                        2000   1999  1998
-----------------------------------------
Domestic income       $  49  $1,176 $616
Foreign income (loss)  (433)    732  (37)
-----------------------------------------
Income (loss) before
   income taxes       $(384) $1,908 $579
-----------------------------------------

  Provisions (benefits) for income taxes from continuing operations for the three years ended December 31, 2000 consist of the following:

                                           2000 1999   1998
                    ---------------------------------------
                    Federal income taxes
                       Current           $   8  $168 $ 265
                       Deferred           (131)  166  (152)
                    Foreign income taxes
                       Current              76   124   178
                       Deferred            (77)   51  (201)
                    State income taxes
                       Current              23    52    70
                       Deferred             (8)   27   (15)
                    ---------------------------------------
                    Income taxes         $(109) $588 $ 145
                    ---------------------------------------

  A reconciliation of the U.S. federal statutory income tax rate to the effective income tax rate for continuing operations for the three years ended December 31, 2000 follows:

                                                 2000  1999  1998
               --------------------------------------------------
               U.S. federal statutory income
                  tax rate                    (35.0)% 35.0% 35.0%
               Foreign earnings and dividends
                  taxed at different rates     40.7   (7.0) (9.0)
               Goodwill amortization            3.0     .7   1.0
               Tax-exempt income               (4.1)  (1.0) (3.0)
               State taxes                      1.6    2.7   6.2
               Audit resolutions              (32.6)     -     -
               Other                           (2.0)    .4  (5.2)
               --------------------------------------------------
               Effective income tax rate      (28.4)% 30.8% 25.0%
               --------------------------------------------------

  The 2000 effective tax rate of (28.4) percent includes a tax benefit for the 2000 restructuring, the CPID in-process research and development write-off, and the tax provision for the gain on sale of the China operations. Excluding these items, the 2000 effective tax rate is 32.1 percent which is 1.3 percentage points higher than 1999. The increase in the effective tax rate is due primarily to losses in a low-tax rate jurisdiction offset by favorable resolution of tax audits.
  The 1999 effective tax rate of 30.8 percent is 0.7 percentage points lower than 1998 after excluding the 1998 worldwide restructuring program from the 1998 effective tax rate.
  On a consolidated basis, we paid a total of $354, $238 and $217 in income taxes to federal, foreign and state income-taxing authorities in 2000, 1999 and 1998, respectively.
  Total income tax expense (benefit) for the three years ended December 31, 2000 was allocated as follows:

                                              2000   1999   1998
                ------------------------------------------------
                Income taxes (benefits) on
                   income (loss) from
                   continuing operations    $(109) $ 588  $ 145
                Tax benefit included in
                   minorities' interests/1/   (20)   (20)   (20)
                Discontinued operations         -    (26)   (54)
                Goodwill                      (42)     -      -
                Common shareholders'
                   equity/2/                   39   (106)  (140)
                ------------------------------------------------
                Total                       $(132) $ 436  $ (69)
                ------------------------------------------------

/1/ Benefit relates to preferred securities as more fully described in Note 17 on page 43.
/2/ For dividends paid on shares held by the ESOP, cumulative translation adjustments and tax benefit on nonqualified stock options.

  Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries and other foreign investments carried at equity. The amount of such earnings included in consolidated retained earnings at December 31, 2000 was approximately $5.0 billion. These earnings have been substantially reinvested, and we do not plan to initiate any action that would precipitate the payment of income taxes thereon, except for any actions contemplated by the Company's turnaround program which are disclosed in Note 3 on page 24. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings.
  The tax effects of temporary differences that give rise to significant portions of the deferred taxes at December 31, 2000 and 1999 follow:

                                                      2000     1999
             ------------------------------------------------------
             Tax effect of future tax deductions
                Depreciation                      $   386  $   385
                Postretirement medical benefits       448      438
                Restructuring reserves                143      175
                Other operating reserves              162      199
                Allowance for doubtful accounts       170      111
                Deferred compensation                 149      159
                Tax credit carryforwards              159      116
                Research and development              866      641
                Other                                 270      283
                                                  $ 2,753  $ 2,507
             ------------------------------------------------------
                Valuation allowance                   (51)     (49)
             Total                                $ 2,702  $ 2,458
             ------------------------------------------------------
             Tax effect of future taxable income
                Installment sales and leases      $  (872) $  (962)
                Deferred income                    (1,017)    (846)
                Other                                (298)    (348)
             ------------------------------------------------------
             Total                                $(2,187) $(2,156)

  The valuation allowance for deferred tax assets as of January 1, 1999 was $53. The net change in the total valuation allowance for the years ended December 31, 2000 and 1999 was an increase of $2 and a decrease of $4, respectively. The valuation allowance relates to foreign credit carryforwards and foreign net operating loss carryforwards for which the Company has concluded it is more likely than not that these tax credits and net operating loss carryforwards will not be realized in the ordinary course of operations.
  The above amounts are classified as current or long-term in the Consolidated Balance Sheets in accordance with the asset or liability to which they relate. Current deferred tax assets at December 31, 2000 and 1999 amounted to $450 and $478, respectively.
  Although realization is not assured, we have concluded that it is more likely than not that the deferred tax assets for which a valuation allowance was determined to be unnecessary, will be realized in the ordinary course of operations based on scheduling of deferred tax liabilities and income from operating activities. The amount of the net deferred tax assets considered realizable, however, could be reduced in the near term if actual future income taxes are lower than estimated, or if there are differences in the timing or amount of future reversals of existing taxable temporary differences. A substantial portion of our net deferred tax assets are in jurisdictions where the net operating loss carryforward periods are either unlimited (net deferred tax asset of $64) or 20 years (net deferred tax asset of $1.2 billion).
  At December 31, 2000, we have tax credit carryforwards for income tax purposes of $159 available to offset future income taxes, of which $136 is available to carryforward indefinitely. We also have net operating loss carryforwards for income tax purposes of $157 that are available to offset future taxable income through 2007 and $1.0 billion available to offset future taxable income indefinitely.
  The Company incurs indirect taxes such as property and payroll taxes in the various countries in which it operates. Changes in estimates for these taxes occur in the ordinary course of accounting for such items. Changes resulting from, but not limited to, refinements of tax computations, systems and other procedural changes as well as other factors amounted to an increase in pre-tax income (loss) of $17, $35 and $21 in the years 2000, 1999 and 1998, respectively.
  The Company is also subject to sales and consumption taxes in the various countries in which it operates. Changes in estimates for these taxes resulting from structural realignments or other factors amounted to an increase in pre-tax income (loss) of $11 and $51 in the years 2000 and 1998, respectively.
  Xerox's Brazilian operations have received assessments for indirect taxes totaling approximately $400 million related principally to the internal transfer of inventory. We do not agree with these assessments and intend to vigorously defend our position. We, as supported by the opinion of legal counsel, do not believe that the ultimate resolution of these assessments will materially impact the consolidated financial statements.

 16. Litigation

On April 11, 1996, an action was commenced by Accuscan Corp. (Accuscan), in the United States District Court for the Southern District of New York, against the Company seeking unspecified damages for infringement of a patent of Accuscan which expired in 1993. The suit, as amended, was directed to facsimile and certain other products containing scanning functions and sought damages for sales between 1990 and 1993. On April 1, 1998, the jury entered a verdict in favor of Accuscan for $40. However, on September 14, 1998, the court granted the Company's motion for a new trial on damages. The trial ended on October 25, 1999 with a jury verdict of $10. The Company's motion to set aside the verdict or, in the alternative, to grant a new trial was denied by the court. The Company is appealing to the Court of Appeals for the Federal Circuit. Accuscan is appealing the new trial grant which reduced the verdict from $40 and seeking a reversal of the jury's finding of no willful infringement. Briefing at the Court of Appeals for the Federal Circuit is complete and oral argument took place on May 9, 2001.
  On June 24, 1999, the Company was served with a summons and complaint filed in the Superior Court of the State of California for the County of Los Angeles. The complaint was filed on behalf of 681 individual plaintiffs claiming damages as a result of the Company's alleged disposal and/or release of hazardous substances into the soil, air and groundwater. On July 22, 1999, April 12, 2000, November 30, 2000, and March 31, 2001 respectively, four additional complaints were filed in the same court on behalf of an additional 79, 141, 76, and 51 plaintiffs, respectively, with the same claims for damages as the June 1999 action. Three of the four additional cases have been served on the Company.
  Plaintiffs in all five cases further allege that they have been exposed to such hazardous substances by inhalation, ingestion and dermal contact, including but not limited to hazardous substances contained within the municipal drinking water supplied by the City of Pomona and the Southern California Water Company. Plaintiffs' claims against Registrant include personal injury, wrongful death, property damage, negligence, trespass, nuisance, fraudulent concealment, absolute liability for ultra-hazardous activities, civil conspiracy, battery and violation of the California Unfair Trade Practices Act. Damages are unspecified.
  The Company denies any liability for the plaintiffs' alleged damages and intends to vigorously defend these actions. The Company has not answered or appeared in any of the cases because of an agreement among the parties and the court to stay these cases pending resolution of several similar cases currently pending before the California Supreme Court. However, the court recently directed that the five cases against the Company be coordinated with a number of other unrelated groundwater cases pending in Southern California.
  A consolidated securities law action entitled In re Xerox Corporation Securities Litigation is pending in the United States District Court for the District of Connecticut. Defendants are Registrant, Barry Romeril, Paul Allaire and G. Richard Thoman, former Chief Executive Officer, and purports to be a class action on behalf of the named plaintiffs and all other purchasers of Common Stock of the Company during the period between October 22, 1998 through October 7, 1999 (Class Period). The amended consolidated complaint in the action alleges that in violation of Section 10(b) and/or 20(a) of the Securities Exchange Act of 1934, as amended (34 Act), and Securities and Exchange Commission Rule 10b-5 thereunder, each of the defendants is liable as a participant in a fraudulent scheme and course of business that operated as a fraud or deceit on purchasers of the Company's Common Stock during the Class Period by disseminating materially false and misleading statements and/or concealing material facts. The amended complaint further alleges that the alleged scheme: (i) deceived the investing public regarding the economic capabilities, sales proficiencies, growth, operations and the intrinsic value of the Company's Common Stock; (ii) allowed several corporate insiders, such as the named individual defendants, to sell shares of privately held Common Stock of the Company while in possession of materially adverse, non-public information; and (iii) caused the individual plaintiffs and the other members of the purported class to purchase Common Stock of the Company at inflated prices. The amended consolidated complaint seeks unspecified compensatory damages in favor of the plaintiffs and the other members of the purported class against all defend ants, jointly and severally, for all damages sustained as a result of defendants' alleged wrongdoing, including interest thereon, together with reasonable costs and expenses incurred in the action, including counsel fees and expert fees. The defendants' motion for dismissal of the complaint is pending. The named individual defendants and the Company deny any wrongdoing and intend to vigorously defend the action.
  Two putative shareholder derivative actions are pending in the Supreme Court of the State of New York, County of New York on behalf of the Company against all current members of the Board of Directors (with the exception of Anne M. Mulcahy) and G. Richard Thoman (in one of the actions) and the Company, as a nominal defendant. Another, now dismissed, putative shareholder derivative action was pending in the United States District Court for the District of Connecticut. Plaintiffs claim breach of fiduciary duties and/or gross mismanagement related to certain of the alleged accounting practices of the Company's operations in Mexico. The complaints in all three actions alleged that the individual named defendants breached their fiduciary duties and/or mismanaged the Company by, among other things, permitting wrongful business/accounting practices to occur and inadequately supervising and failing to instruct employees and managers of the Company. In one of the New York actions it is claimed that the individual defendants disseminated or permitted the dissemination of misleading information. In the other New York action it is also alleged that the individual defendants failed to vigorously investigate potential and known problems relating to accounting, auditing and financial functions and to take affirmative steps in good faith to remediate the alleged problems. In the federal action in Connecticut it was also alleged that the individual defendants failed to take steps to institute appropriate legal action against those responsible for unspecified wrongful conduct. Plaintiffs claim that the Company has suffered unspecified damages. Among other things, the pending complaints seek unspecified monetary damages, removal and replacement of the individuals as directors of the Company and/or institution and enforcement of appropriate procedural safeguards to prevent the alleged wrongdoing. Defendants filed a motion to dismiss in one of the New York actions. Subsequently, the parties to the federal action in Connecticut agreed to dismiss that action without prejudice in favor of the earlier-filed New York action. The parties also agreed, subject to court approval, to seek consolidation of the New York actions and a withdrawal, without prejudice, of the motion to dismiss. On May 10, 2001 the court entered an order which, among other things, approved that agreement. The individual defendants deny the wrongdoing alleged in the complaints and intend to vigorously defend the actions.
  Twelve purported class actions had been pending in the United States District Court for the District of Connecticut against Registrant, KPMG LLP (KPMG), and Paul A. Allaire, G. Richard Thoman, Anne M. Mulcahy and Barry D. Romeril. A court order consolidated these twelve actions and established a procedure for consolidating any subsequently filed related actions. The consolidated action purports to be a class action on behalf of the named plaintiffs and all purchasers of securities of, and bonds issued by, Registrant during the period between February 15, 1998 through February 6, 2001 (Class). Among other things, the consolidated complaint generally alleges that each of the Company, KPMG, the individuals and additional defendants Philip Fishbach and Gregory Tayler violated Sections 10(b) and/or 20(a) of the 34 Act and Securities and Exchange Commission Rule 10b-5 thereunder, by participating in a fraudulent scheme that operated as a fraud and deceit on purchasers of the Company's Common Stock by disseminating materially false and misleading statements and/or concealing material adverse facts relating to the Company's Mexican operations and other matters relating to the Company's financial condition beyond the Company's Mexican operations. The amended complaint generally alleges that this scheme deceived the investing public regarding the true state of the Company's financial condition and caused the named plaintiff and other members of the alleged Class to purchase the Company's Common Stock and Bonds at artificially inflated prices. The amended complaint seeks unspecified compensatory damages in favor of the named plaintiff and the other members of the alleged Class against the Company, KPMG and the individual defendants, jointly and severally, including interest thereon, together with reasonable costs and expenses, including counsel fees and expert fees. Following the entry of the order of consolidation, at least five additional related class action complaints were filed in the same Court. In each of these cases, the plaintiffs defined a class consisting of persons who purchased the Common Stock of the Company during the period February 15, 1998 through and including February 6, 2001. Some of these plaintiffs filed objections to the consolidation order, challenging the appointment of lead plaintiffs and lead and liaison counsel and have separately moved for the appointment of lead plaintiff and lead counsel. The court has not rendered a decision with regard to the objections. The individual defendants and the Company deny any wrongdoing alleged in the complaints and intend to vigorously defend the actions.
  A lawsuit has been instituted in the Superior Court, Judicial District of Stamford/Norwalk, Connecticut, by James F. Bingham, a former employee of the Company against the Company, Barry D. Romeril, Eunice M. Filter and Paul Allaire. The complaint alleges that he was wrongfully terminated in violation of public policy because he attempted to disclose to senior management and to remedy alleged accounting fraud and reporting irregularities. He further claims that the Company and the individual defendants violated the Company's policies/commitments to refrain from retaliating against employees who report ethics issues. The plaintiff also asserts claims of defamation and tortious interference with a contract. He seeks: (a) unspecified compensatory damages in excess of $15 thousand, (b) punitive damages, and (c) the cost of bringing the action and other relief as deemed appropriate by the court. The individuals and the Company deny any wrongdoing alleged in the complaint and intend to vigorously defend the action.
  A putative shareholder derivative action is pending in the Supreme Court of the State of New York, Monroe County against certain current and former members of the Board of Directors, namely G. Richard Thoman, Paul A. Allaire, B. R. Inman, Antonia Ax:son Johnson, Vernon E. Jordan Jr., Yotaro Kobayashi, Ralph S. Larsen, Hilmar Kopper, John D. Macomber, George J. Mitchell, N. J. Nicholas, Jr., John E. Pepper, Patricia L. Russo, Martha R. Seger and Thomas C. Theobald (collectively, the "Individual Defendants"), and the Company, as a nominal defendant. Plaintiff claims the Individual Defendants breached their fiduciary duties of care and loyalty to the Company and engaged in gross mismanagement by allegedly awarding former CEO, G. Richard Thoman, compensation including elements that were unrelated in any reasonable way to his tenure with the Company, his job performance, or the Company's financial performance. The complaint further specifically alleges that the Individual Defendants failed to exercise business judgment in granting Thoman lifetime compensation, a special bonus award, termination payments, early vesting of stock compensation, and certain transportation perquisites, all which allegedly constituted gross, wanton and reckless waste of corporate assets of the Company and its shareholders. Plaintiff claims that the Company has suffered damages and seeks judgment against the Individual Defendants in an amount equal to the sum of the special bonus, the present value of the $800 thousand per year lifetime compensation, the valuation of all options unexercised upon termination, the cost of transportation to and from France, and/or an amount equal to costs already incurred under the various compensation programs, cancellation of unpaid balances of these obligations, and/or cancellation of unexercised options and other deferred compensation at the time of his resignation, plus the cost and expenses of the litigation, including reasonable attorneys', accountants' and experts' fees and other costs and disbursements. The Individual Defendants deny the wrongdoing alleged in the complaint and intend to vigorously defend the action.
  A class was recently certified in an action originally filed in the United States District Court for the Southern District of Illinois last August. Plaintiffs bring this action on behalf of themselves and an alleged class of over 25,000 persons who received lump sum distributions from the Company's Retirement Income Guarantee Plan after January 1, 1990. Plaintiffs assert violations of ERISA, claiming that the lump sum distributions were improperly calculated. The damages sought are not specified. The Company has asked the court to reconsider its certification of the class. The Company denies any wrongdoing and intends to vigorously defend the action.
  In 2000, the Company was advised that the Securities and Exchange Commission
(SEC) had entered an order of a formal, non-public investigation into our accounting and financial reporting practices in Mexico and other areas. We are cooperating fully with the SEC. The Company cannot predict when the SEC will conclude its investigation or its outcome.

 17. Preferred Securities

As of December 31, 2000, we have four series of outstanding preferred securities. In total we are authorized to issue 22 million shares of cumulative preferred stock, $1 par value.

Convertible Preferred Stock. As more fully described in Note 14 on page 37, we sold, for $785, 10 million shares of our Series B Convertible Preferred Stock (ESOP shares) in 1989 in connection with the establishment of our ESOP. As employees with vested ESOP shares leave the Company, these shares are redeemed by us. We have the option to settle such redemptions with either shares of common stock or cash.
  Outstanding preferred stock related to our ESOP at December 31, 2000 and 1999 follows (shares in thousands):

                          2000          1999
-------------------------------------------------
                      Shares Amount Shares Amount
-------------------------------------------------
Convertible Preferred
   Stock               8,260   $647  8,551   $669
-------------------------------------------------

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

Deferred Preferred Stock. In 1996, a subsidiary of ours issued 2 million deferred preferred shares for Canadian (Cdn.) $50 million. The U.S. dollar value was $37 and is included in Minorities' interests in equity of subsidiaries in the Consolidated Balance Sheets. These shares are mandatorily redeemable on February 28, 2006 for Cdn. $90 million. The difference between the redemption amount and the proceeds from the issue is being amortized, through the redemption date, to Minorities' interests in earnings of subsidiaries in the Consolidated Statements of Operations. We have guaranteed the redemption value.

Company-obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely subordinated debentures of the Company. In 1997, a trust sponsored and wholly owned by the Company issued $650 aggregate liquidation amount preferred securities (the Original Preferred Securities) to investors and 20,103 shares of common securities to the Company, the proceeds of which were invested by the trust in $670 aggregate principal amount of the Company's newly issued 8 percent Junior Subordinated Debentures due 2027 (the Original Debentures). In June 1997, pursuant to a registration statement filed by the Company and the trust with the Securities and Exchange Commission, Original Preferred Securities with an aggregate liquidation preference amount of $644 and Original Debentures with a principal amount of $644 were exchanged for a like amount of preferred securities (together with the Original Preferred Securities, the Preferred Securities) and 8 percent Junior Subordinated Debentures due 2027 (together with the Original Debentures, the Debentures) which were registered under the Securities Act of 1933. The Debentures represent all of the assets of the trust. The proceeds from the issuance of the Original Debentures were used by the Company for general corporate purposes. The Debentures and related income statement effects are eliminated in the Company's consolidated financial statements.
  The Preferred Securities accrue and pay cash distributions semiannually at a rate of 8 percent per annum of the stated liquidation amount of $1,000 per Preferred Security. The Company has guaranteed (the Guarantee), on a subordinated basis, distributions and other payments due on the Preferred Securities. The Guarantee and the Company's obligations under the Debentures and in the indenture pursuant to which the Debentures were issued and the Company's obligations under the Amended and Restated Declaration of Trust governing the trust, taken together, provide a full and unconditional guarantee of amounts due on the Preferred Securities.
  The Preferred Securities are mandatorily redeemable upon the maturity of the Debentures on February 1, 2027, or earlier to the extent of any redemption by the Company of any Debentures. The redemption price in either such case will be $1,000 per share plus accrued and unpaid distributions to the date fixed for redemption.

 18. Common Stock

We have 1.05 billion authorized shares of common stock, $1 par value. At December 31, 2000 and 1999, 98.1 and 84.3 million shares, respectively, were reserved for issuance under our incentive compensation plans. In addition, at December 31, 2000, 13.2 million common shares were reserved for the conversion of $670 of convertible debt, and 48.9 million common shares were reserved for conversion of ESOP-related Convertible Preferred Stock.

Treasury Stock. The Board of Directors has authorized us to repurchase up to $1 billion of our common stock. The stock may be repurchased from time to time on the open market depending on market and other conditions. No shares were repurchased during 2000 or 1999. During 1998, we repurchased 3.7 million shares for $172. Since inception of the program we have repurchased 20.6 million shares for $594. Common shares issued for stock option exercises, conversion of convertible securities and other exchanges were partially satisfied by reissuances of treasury shares.

Put Options. In connection with the share repurchase program, during 2000, 1999 and 1998, we sold 7.5 million, 0.8 million and 1.0 million put options, respectively, that entitle the holder to sell one share of our common stock to us at maturity at a specified price. These put options can be settled in cash at our option. The put options had original maturities ranging from six months to two years.
  In 2000, we recorded the receipt of a premium of approximately $24 on the sale of equity put options. This premium was recorded as an addition to Common shareholders' equity. In October 2000, the holder of these equity put options exercised their option for early termination and settlement. The cost of this settlement to the Company was approximately $92 for 7.5 million shares with an average strike price of $18.98 per share. This transaction was recorded as a reduction of Common shareholders' equity.
  At December 31, 2000, 0.8 million put options remain outstanding with a strike price of $40.56 per share. Under the terms of this contract we had the option of physical or net cash settlement. Accordingly, this amount is classified as temporary equity in the consolidated balance sheets at December 31, 2000. In January 2001 these put options were net cash settled for $28. Funds for this net cash settlement were obtained by selling 5.9 million unregistered shares of our common stock for proceeds of $28.
  In 1999, put options on 1.0 million shares of common stock were exercised and settled for a net cash payment of $5.

Stock Option and Long-Term Incentive Plans. We have a long-term incentive plan whereby eligible employees may be granted nonqualified stock options and performance unit rights. Beginning in 1998 and subject to vesting and other requirements, performance unit rights are typically paid in our common stock. The value of each performance unit is based on the growth in earnings per share during the year in which granted. Performance units ratably vest in the three years after the year awarded.
  Stock options and rights are settled with newly issued or, if available, treasury shares of our common stock. Stock options generally vest in three years and expire between eight and ten years from the date of grant. The exercise price of the options is equal to the market value of our common stock on the effective date of grant.
  At December 31, 2000 and 1999, 36.0 million and 36.2 million shares, respectively, were available for grant of options or rights. The following table provides information relating to the status of, and changes in, options granted:

   Employee Stock Options          2000            1999            1998
   --------------------------------------------------------------------------
                                      Average         Average         Average
                                Stock  Option   Stock  Option   Stock  Option
   (Options in thousands)     Options   Price Options   Price Options   Price
   --------------------------------------------------------------------------
   Outstanding at January 1   43,388      $42 30,344      $33 27,134      $26
   Granted                    19,338       22 19,059       51  8,980       47
   Cancelled                  (4,423)      38   (870)      47   (199)      37
   Exercised                     (70)      22 (5,145)      23 (5,571)      20
   --------------------------------------------------------------------------
   Outstanding at December 31 58,233       35 43,388       42 30,344       33
   --------------------------------------------------------------------------
   Exercisable at end of year 23,346          13,467           9,622
   --------------------------------------------------------------------------

Options outstanding and exercisable at December 31, 2000 are as follows:

Thousands except per-share data            Options Outstanding             Options Exercisable
---------------------------------------------------------------------------------------------------
                                             Weighted
Range of                            Average Remaining Weighted Average      Number Weighted Average
Exercise Prices  Number Outstanding  Contractual Life   Exercise Price Exercisable   Exercise Price
---------------------------------------------------------------------------------------------------
$10.94 to $16.38                319              8.25           $14.59           -           $    -
 16.91 to 23.25              22,694              7.34            21.47       5,780            20.59
 25.38 to 36.70              13,799              5.67            31.43       7,794            33.04
 41.72 to 60.95              21,421              6.33            53.26       9,772            51.45
---------------------------------------------------------------------------------------------------
$10.94 to $60.95             58,233              6.58           $35.48      23,346           $37.66
---------------------------------------------------------------------------------------------------

We do not recognize compensation expense relating to employee stock options because the excercise price of the option equals the fair value of the stock on the effective date of grant. If we had determined the compensation based on the value as determined by the modified Black-Scholes option pricing model, the pro forma net income (loss) and earnings (loss) per share woud be as follows:

                                                 2000   1999  1998
              ----------------------------------------------------
              Net income (loss) - as reported $ (257) $1,339 $ 273
              Net income (loss) - pro forma     (359)  1,238   228
              Basic EPS - as reported          (0.44)   1.96  0.34
              Basic EPS - pro forma            (0.59)   1.81  0.27
              Diluted EPS  - as reported       (0.44)   1.85  0.34
              Diluted EPS - pro forma          (0.59)   1.71  0.27
              ----------------------------------------------------

These pro forma disclosures are not necessarily indicative of future amounts.
  As reflected in the pro forma amounts in the previous table, the fair value of each option granted in 2000, 1999 and 1998 was $7.50, $15.83 and $13.31, respectively. The fair value of each option granted was estimated on the date of grant using the following weighted average assumptions:

                                            2000  1999  1998
                   -----------------------------------------
                   Risk-free interest       6.7%  5.1%  5.2%
                   Expected life in years   7.1   6.2   5.3
                   Expected volatility     37.0% 28.0% 24.9%
                   Expected dividend yield  3.7%  1.8%  1.4%
                   -----------------------------------------

 19. Earnings per Share

     A reconciliation of the numerators and denominators of the basic and diluted EPS calculation follows:

                                       2000                    1999                   1998
-------------------------------------------------------------------------------------------------
                             Income  Shares    Per-  Income  Shares   Per-  Income  Shares   Per-
                            (Numer- (Denom-   Share (Numer- (Denom-  Share (Numer- (Denom-  Share
(Shares in thousands)         ator) inator)  Amount   ator) inator) Amount   ator) inator) Amount
-------------------------------------------------------------------------------------------------
Basic EPS
   Income (loss) from
    continuing operations    $(257)                 $1,339                   $463
   Accrued dividends
    on preferred stock,
    net                        (35)                    (38)                   (46)
Basic EPS                    $(292) 667,581 $(0.44) $1,301  663,493  $1.96   $417  658,956  $0.63
-------------------------------------------------------------------------------------------------
Diluted EPS
   Stock options and
    other incentives                                          8,727                  9,811
   ESOP Adjustment,
    net of tax                                          43   51,989
   Convertible debt, net
    of tax                                              17   13,191             3    5,287
Diluted EPS                  $(292) 667,581 $(0.44) $1,361  737,400  $1.85   $420  674,054  $0.62
-------------------------------------------------------------------------------------------------

Note: Recalculation of per-share amounts may be off by $0.01 in certain instances due to rounding.

 20. Subsequent Events

In January 2001, we transferred $898 of finance receivables to a special purpose entity for cash proceeds of $435, received from an affiliate of General Electric Capital Corporation (GE Capital), and a retained interest of $474. The proceeds were accounted for as a secured borrowing. At March 31, 2001 the balance of receivables transferred was $734 and is included in Finance receivables, net in the Consolidated Balance Sheets. The remaining secured borrowing balance of $340 is included in Debt. The total proceeds of $435 are included in the Net change in debt in the Consolidated Statements of Cash Flows. The borrowing will be repaid over 18 months and bears interest at the rate of 8.98 percent.
  In the first five months of 2001, we retired $128 of long-term debt through the exchange of 16 million shares of common stock valued at $100. The retirements resulted in a pre-tax extraordinary gain of $28 ($17 after taxes or $0.02 per share) for a net equity increase of approximately $117.
  In March 2001, we completed the sale of half of our ownership interest in Fuji Xerox to Fujifilm for $1,283, in cash. The sale resulted in a pre-tax gain of $769 ($300 after taxes). Under the agreement, Fujifilm's ownership interest in Fuji Xerox increased from 50 percent to 75 percent. While Xerox's ownership interest decreased to 25 percent, we retain rights as a minority shareholder. All product and technology agreements between us and Fuji Xerox will continue, ensuring that the two companies retain uninterrupted access to each others portfolio of patents.
  We maintain a cash position of approximately $194 in a trust account representing the par value and one years interest relating to the bonds issued by our subsidiary Xerox Finance (Nederland) BV. This cash is withdrawable upon 21 days written notice to the Trustee.
  During the first quarter of 2001, and in connection with the turnaround program, we recorded an additional pre-tax restructuring provision totaling $108 ($73 after taxes), in connection with finalized initiatives under the turnaround program. This charge includes estimated costs of $97 for severance costs associated with work force reductions related to the elimination of 1,000 positions worldwide and $11 of asset impairments. The severance costs relate to continued streamlining of existing work processes, elimination of redundant resources and the consolidation of existing activities into other existing operations.
  In April 2001, we announced the sale of our leasing businesses in four European countries to Resonia Leasing AB (Resonia) for approximately $370 in cash. The assets were sold for approximately book value and include the leasing portfolios in the respective countries, title to the underlying equipment included in the lease portfolios and certain employees and systems used in the operations of the businesses. Under the terms of the agreement Resonia will provide on-going exclusive equipment financing to Xerox customers in those countries.
  The Company's Audit Committee, in cooperation with our independent auditors, undertook an investigation of certain of the Company's accounting policies and procedures. This investigation began in April 2001 and was substantially completed by the end of May 2001, resulting in the accounting adjustments and restatements described in Note 2.
  A number of securities and other litigation is pending against the Company. See Note 16 for a description of those items including disclosure of certain related subsequent events.

Quarterly Results of Operations
(Unaudited)

                                                       First  Second   Third  Fourth     Full
In millions, except per-share data                   Quarter Quarter Quarter Quarter     Year
---------------------------------------------------------------------------------------------
2000/2,3/
Revenues                                             $4,540   $4,778 $4,552  $4,831  $18,701
Costs and Expenses                                    4,884    4,531  4,706   4,964   19,085
---------------------------------------------------------------------------------------------
Income (Loss) before Income Taxes (Benefits), Equity
   Income and Minorities' Interests                    (344)     247   (154)   (133)    (384)
Income Taxes (Benefits)                                (112)      73    (17)    (53)    (109)
Equity in Net Income of Unconsolidated Affiliates         4       46     10       1       61
Minorities' Interests in Earnings of Subsidiaries        11       12     10      10       43
---------------------------------------------------------------------------------------------
Net Income (Loss)                                    $ (239)  $  208 $ (137) $  (89) $  (257)
---------------------------------------------------------------------------------------------
Basic Earnings (Loss) per Share                      $(0.38)  $ 0.30 $(0.22) $(0.15) $ (0.44)
---------------------------------------------------------------------------------------------
Diluted Earnings (Loss) per Share/1/                 $(0.38)  $ 0.28 $(0.22) $(0.15) $ (0.44)
---------------------------------------------------------------------------------------------
1999/2,3/
Revenues                                             $4,327   $4,902 $4,733  $5,605  $19,567
Costs and Expenses                                    3,933    4,368  4,235   5,123   17,659
---------------------------------------------------------------------------------------------
Income before Income Taxes, Equity Income and
   Minorities' Interests                                394      534    498     482    1,908
Income Taxes                                            120      160    154     154      588
Equity in Net Income of Unconsolidated Affiliates        10       24      5      29       68
Minorities' Interests in Earnings of Subsidiaries         8       13     14      14       49
---------------------------------------------------------------------------------------------
Net Income                                           $  276   $  385 $  335  $  343  $ 1,339
---------------------------------------------------------------------------------------------
Basic Earnings per Share                             $ 0.40   $ 0.56 $ 0.49  $ 0.50  $  1.96
---------------------------------------------------------------------------------------------
Diluted Earnings per Share/1/                        $ 0.38   $ 0.53 $ 0.46  $ 0.47  $  1.85
---------------------------------------------------------------------------------------------

/1/ The sum of quarterly diluted earnings per share differ from the full-year amounts because securities that are antidilutive in certain quarters are not antidilutive on a full-year basis.
/2/ As restated. See footnote No. 2. The above restated quarterly financial statements may be subject to additional adjustment, among quarters within years.
/3/ The above data has not been reviewed by our independent auditors in accordance with standards etablished by the American Institute of Certified Public Accountants.

Report of Independent Auditors


Report of Independent Auditors
To the Board of Directors and Shareholders of Xerox Corporation:

  We have audited the consolidated balance sheets of Xerox Corporation and consolidated subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, cash flows, and shareholders' equity for each of the three years in the three year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the consolidated financial statements appearing on pages 16 through 47 present fairly, in all material respects, the financial position of Xerox Corporation and consolidated subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the three year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.
  As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated balance sheet as of December 31, 1999, and the related consolidated statements of operations, cash flows, and shareholders' equity for the years ended December 31, 1999 and December 31, 1998 have been restated.
  The supplementary quarterly financial information on page 48 of the Company's Annual Report contains information that we did not audit, and accordingly, we do not express an opinion on that information. We did not have an adequate basis to complete reviews of the quarterly information in accordance with standards established by the American Institute of Certified Public Accountants, due to the matters related to the restatement issues as described in Note 2 to the consolidated financial statements.


/s/ KPMG LLP
KPMG LLP
Stamford, Connecticut
May 30, 2001

Five Years in Review

(Dollars in millions, except per-share data)                           2000*    1999*    1998*    1997*    1996*
-----------------------------------------------------------------------------------------------------------------
Per-Share Data
Earnings (loss) from continuing operations
   Basic                                                            $ (0.44) $  1.96  $  0.63  $  2.01  $  1.75
   Diluted                                                            (0.44)    1.85     0.62     1.89     1.64
Dividends declared                                                     0.65     0.80     0.72     0.64     0.58
-----------------------------------------------------------------------------------------------------------------
Operations
Revenues/1/                                                         $18,701  $19,567  $19,593  $18,225  $17,609
Research and development expenses                                     1,044      992    1,035    1,065    1,044
Income (loss) from continuing operations                               (257)   1,339      463    1,359    1,191
Net income (loss)                                                      (257)   1,339      273    1,359    1,191
-----------------------------------------------------------------------------------------------------------------
Financial Position
Accounts and finance receivables, net                               $15,335  $15,652  $16,618  $14,323  $13,395
Inventories, net                                                      1,932    2,290    2,504    2,058    1,972
Equipment on operating leases, net                                      724      695      797      760      704
Land, buildings and equipment, net                                    2,495    2,456    2,366    2,377    2,256
Investment in discontinued operations                                   534      702    1,670    3,025    4,398
Total assets                                                         29,475   28,531   29,628   27,582   26,819
Consolidated capitalization
   Short-term debt                                                    2,693    3,957    4,104    3,707    3,536
   Long-term debt                                                    15,404   11,044   11,003    8,946    8,697
-----------------------------------------------------------------------------------------------------------------
      Total debt                                                     18,097   15,001   15,107   12,653   12,233
  Deferred ESOP benefits                                               (221)    (299)    (370)    (434)    (494)
  Minorities' interests in equity of subsidiaries                       141      127      124      127      843
  Obligation for equity put options                                      32        -        -        -        -
  Company-obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely subordinated debentures of the
     Company                                                            638      638      638      637        -
  Preferred stock                                                       647      669      687      705      721
  Common shareholders' equity                                         3,493    4,648    4,633    4,877    4,352
  Total capitalization/3/                                            22,827   20,784   20,819   18,565   17,655
-----------------------------------------------------------------------------------------------------------------
Selected Data and Ratios
Common shareholders of record at year-end                            59,874   55,297   52,048   54,689   55,908
Book value per common share/2/                                      $  5.20  $  6.96  $  7.01  $  7.43  $  6.69
Year-end common stock market price                                  $  4.63  $ 22.69  $ 59.00  $ 36.94  $ 26.31
Employees at year-end                                                92,500   94,600   92,700   91,500   86,700
Working capital                                                     $ 6,754  $ 3,885  $ 3,932  $ 3,026  $ 2,925
Current ratio                                                           2.1      1.5      1.5      1.4      1.4
Additions to land, buildings and equipment                          $   452  $   594  $   566  $   520  $   510
Depreciation on buildings and equipment                             $   417  $   416  $   362  $   400  $   372
-----------------------------------------------------------------------------------------------------------------

1 Revenues for 1996 through 2000 have been restated to include shipping and handling charges billed to customers as revenues. These amounts were historically reported as a reduction of cost of goods sold.
2 Book value per common share is computed by dividing common shareholders' equity by outstanding common shares plus common shares reserved for the conversion of the Xerox Canada Inc. Exchangeable Class B Stock.
3 In 1997, $100 of liabilities were recorded and which were reversed in 1998 and 1999. The effects of such reversal on pre-tax income have been restated (see Note 2 to the Consolidated Financial Statements). The $100 represents .5 percent of both total liabilities and total capitalization.
* Amounts as adjusted or restated.

Officers

Paul A. Allaire
Chairman of the Board and
Chief Executive Officer
Chairman of the Executive Committee

Anne M. Mulcahy
President and
Chief Operating Officer

Barry D. Romeril
Vice Chairman and
Chief Financial Officer

Allan E. Dugan
Executive Vice President
President, Worldwide Business Services

Carlos Pascual
Executive Vice President
President, Developing Markets Operations

Ursula M. Burns
Senior Vice President
Corporate Strategic Services
Worldwide Business Services

Thomas J. Dolan
Senior Vice President
President, Global Solutions Group

James A. Firestone
Senior Vice President
Corporate Strategy and
Marketing Group

Herve J. Gallaire
Senior Vice President
Xerox Research and Technology and Chief Technical Officer

Anshoo S. Gupta
Senior Vice President
President, Production
Solutions Group
Global Solutions Group

Gilbert J. Hatch
Senior Vice President
President, Office Systems Group

Michael C. Mac Donald
Senior Vice President
President, North American Solutions Group

Hector J. Motroni
Senior Vice President and
Chief Staff Officer

Gerald K. Perkel
Senior Vice President
President, Office Printing Business

Brian E. Stern
Senior Vice President
President, Xerox Technology Enterprises

Guilherme M.N. Bettencourt
Vice President
Presidente, Xerox do Brasil, Ltda.
Developing Markets Operations

John Seely Brown
Vice President and Chief Scientist

Christina E. Clayton
Vice President and General Counsel

Patricia A. Cusick
Vice President and
Chief Information Officer
Worldwide Business Services

J. Michael Farren
Vice President
External Affairs

Anthony M. Federico
Vice President
General Manager, Production Solutions Business Team
Global Solutions Group

Eunice M. Filter
Vice President, Treasurer and Secretary

Emerson U. Fullwood
Vice President
President, Regional Operations
Developing Markets Operations

William R. Goode
Vice President
Deputy Managing Director, European Solutions Group

James H. Lesko
Vice President
President, Xerox Supplies Group
Worldwide Business Services

Rafik O. Loutfy
Vice President and Center Manager
Xerox Canada Research Centre

Jean-Noel Machon
Vice President
President, European Solutions Group

Diane E. McGarry
Vice President
Operations Support,
Office of the President and
Chief Operating Officer

James J. Miller
Vice President
General Manager, Small Office / Home Office Business Group

Patricia M. Nazemetz
Vice President
Human Resources

Russell Y. Okasako
Vice President
Taxes

Ronald E. Rider
Vice President
Digital Imaging Technology Center
Xerox Research and Technology

                           Directors

Frank D. Steenburgh
Vice President
Senior Vice President/General Manager, e-Services
Global Solutions Group

Gregory B. Tayler
Vice President and Controller

Joseph M. Valenti
Vice President
Senior Vice President, North American Solutions Group Services

Armando Zagalo de Lima
Vice President
Senior Vice President and
Chief Operating Officer
European Solutions Group

Myra R. Drucker
Assistant Treasurer and
Chief Investment Officer

Gary R. Kabureck
Assistant Controller

Richard Ragazzo
Assistant Treasurer

Martin S. Wagner
Assistant Secretary
Associate General Counsel, Corporate Finance and Ventures

Paul A. Allaire /1/
Chairman of the Board and
Chief Executive Officer
Chairman of the Executive Committee
Xerox Corporation
Stamford, Connecticut

Antonia Ax:son Johnson /2, 3/
Chairman
Axel Johnson Group
Stockholm, Sweden

Vernon E. Jordan, Jr. /1, 4, 5/
Senior Managing Director
Lazard Freres & Co., LLC
New York, New York
Of Counsel
Akin, Gump, Strauss,
Hauer & Feld, LLP
Attorneys-at-Law
Washington, DC

Yotaro Kobayashi
Chairman of the Board
Fuji Xerox Co., Ltd.
Tokyo, Japan

Hilmar Kopper /2, 5/
Chairman of the Supervisory Board
Deutsche Bank AG
Frankfurt, Germany

Ralph S. Larsen /1, 3, 5/
Chairman and
Chief Executive Officer
Johnson & Johnson
New Brunswick, New Jersey

George J. Mitchell /4, 5/
Special Counsel
Verner, Liipfert, Bernhard, McPherson & Hand
Washington, DC

Anne M. Mulcahy /1/
President and
Chief Operating Officer
Xerox Corporation
Stamford, Connecticut

N. J. Nicholas, Jr. /2, 4/
Investor
New York, New York

John E. Pepper /2, 3/
Chairman of the Board and
Chairman, Executive Committee
of the Board
The Procter & Gamble Company
Cincinnati, Ohio

Barry D. Romeril
Vice Chairman and
Chief Financial Officer
Xerox Corporation
Stamford, Connecticut

Martha R. Seger /2, 4/
Principal
Martha R. Seger Financial Group, Inc.
Birmingham, Michigan

Thomas C. Theobald /2, 3/
Managing Director
William Blair Capital Partners, LLC
Chicago, Illinois

/1/ Member of the Executive Committee
/2/ Member of the Audit Committee
/3/ Member of the Executive Compensation and Benefits Committee
/4/ Member of the Finance Committee
/5/ Member of the Nominating Committee

 How to Reach Us

Xerox Corporation   Xerox Europe   Fuji Xerox Co., Ltd.
800 Long Ridge Road Riverview      2-17-22 Akasaka
P.O. Box 1600       Oxford Road    Minato-ku, Tokyo 107
Stamford, CT 06904  Uxbridge       Japan
203 968-3000        Middlesex      81 3 3585-3211
                    United Kingdom
                    UB8 1HS
                    44 1895 251133



 Shareholder Information

 For Shareholder Services, call 800-828-6396 (TDD: 800-368-0328)

 For Investor Information, including comprehensive earnings releases: www.xerox.com/investor or www.xerox.com and select "investor information". Earnings releases also available by mail:
 800-828-6396

 Products and Services

 www.xerox.com or by phone:
 . 800 ASK-XEROX (800 275-9376) for any product or service

 . 800 TEAM-XRX (800 832-6979) for any small office or home office product

 . 877 362-6567 for networked products sold through resellers

 Additional Information

 The Xerox Foundation and Community
 Involvement Program: 203 968-3333

 Xerox diversity programs and
 EEO-1 reports: 716 423-6157

 Environmental, Health and
 Safety Progress Report: 800 828-6571

 Questions from Students and Educators:
 E-mail: Nancy.Dempsey@usa.xerox.com

Dividends Paid to Shareholders
At its February 5, 2001, meeting, the Company's Board of Directors declared the regular quarterly dividend of $.05 per share on the common stock and a quarterly dividend of $1.5625 per share on the preferred stock. Previously, at its October meeting, the Board voted to decrease the dividend to $.05 per share, from the $.20 per share in prior quarters, payable January 1, 2001. The Series B Convertible Preferred stock was issued in July 1989 in connection with the formation of a Xerox Employee Stock Ownership Plan.

Xerox Common Stock Prices and Dividends

                New York Stock Exchange composite prices

                                   First  Second   Third  Fourth
                2000             Quarter Quarter Quarter Quarter
                ------------------------------------------------
                High              $29.75  $29.31  $20.38  $15.31
                Low                20.13   17.75   14.75    4.44
                Dividends Paid    $ 0.20  $ 0.20  $ 0.20  $ 0.20
                ------------------------------------------------

                                  First  Second   Third  Fourth
                 1999           Quarter Quarter Quarter Quarter
                 ----------------------------------------------
                 High            $63.00  $63.69  $59.75  $42.81
                 Low              51.63   52.50   40.50   19.88
                 Dividends Paid  $ 0.18  $ 0.20  $ 0.20  $ 0.20
                 ----------------------------------------------

Stock Listed and Traded

Xerox common stock (XRX) is listed on the New York Stock Exchange and the Chicago Stock Exchange. It is also traded on the Boston, Cincinnati, Pacific Coast, Philadelphia, London and Switzerland exchanges.

 Auditors
 KPMG LLP
 Certified Public Accountants
 Stamford Square
 3001 Summer Street
 Stamford, CT 06905
 203 356-9800

Copyright(R) Xerox Corporation 2001. All rights reserved. Xerox(R), The Document Company(R) and the stylized X(R) are trademarks of Xerox Corporation, as are ColorSeries, Document Centre(R), DocuPrint(R), DocuShare(R), DocuTech(R) and Phaser(R).
DocuColor(R) is a trademark of Identix Inc., licensed to Xerox Corporation.