Form 10-K/A, Exhibit 13
period 2000-12-31
XEROX CORP
filed 2001-06-27
CIK 108772

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

                                            Year ended December 31,
                  (in millions)             2000        1999   1998
                  --------------------------------------------------
                  Increase (decrease) to
                     pre-tax income (loss)*
                    Mexico                  $ 69      $ (53) $ (13)
                    Rank Group Acquisition     6        (76)   (24)
                    Lease issues, net         87         83   (165)
                    Other, net                10        (82)    18
                  --------------------------------------------------
                    Total                   $172      $(128) $(184)
                  --------------------------------------------------

* Pre-tax income (loss) refers to income (loss) from Continuing Operations before income taxes (benefits), Equity Income and Minorities Interests. For convenience, that financial statement caption is hereafter referred to as pre-tax income (loss).

  These adjustments resulted in the cumulative net reduction of Common shareholders' equity and Consolidated Tangible Net Worth (as defined in our $7 Billion Revolving Credit Agreement) of $137 million and $76 million, respectively, as of December 31, 2000. Retained earnings at December 31, 1997 were restated from $3,960 million to $3,852 million as a result of the effect of these aforementioned adjustments on years prior to 1998.
  Throughout the following Management's Discussion and Analysis of Results of Operations and Financial Condition all referenced amounts reflect the above described restatement adjustments.
  Revenues of $18.7 billion in 2000 declined 4 percent (1 percent pre-currency) from 1999. Excluding the beneficial impact of the January 1, 2000 acquisition of the Tektronix, Inc. Color Printing and Imaging Division (CPID), 2000 revenues declined 8 percent (5 percent pre-currency.) Revenues were impacted by a combination of company specific issues, an increased competitive environment and some weaker economies toward the latter part of the year. Revenues of $19.6 billion in 1999 were flat (and increased 1 percent pre-currency) from 1998, including a very substantial revenue decline in Brazil due to the currency devaluation and subsequent economic weakness.
  In reviewing our performance, we discuss our results of operations, as reported in our consolidated financial statements and also as adjusted for the effects of certain special items. This means that we analyze our results both before and after the effects of these special items. We believe that this will assist readers in better understanding the trend in our results. A discussion of these special items, including a table which illustrates their effects on our Consolidated Statement of Operations, appears below.

         (In millions, except per-share data)     2000   1999     1998
         --------------------------------------------------------------
         Memo:
         Pre-tax income (loss)                 $ (384) $1,908 $   579
         Pre-tax income before restructuring
            and special items                      62   1,908   2,223
         --------------------------------------------------------------
         Income (loss) from
            Continuing operations              $ (257) $1,339 $   463
         Loss from Discontinued operations          -       -    (190)
         --------------------------------------------------------------
         Net income (loss)                       (257)  1,339     273
         --------------------------------------------------------------
         Restructuring and other special items   (353)      -  (1,107)
         Income before special items           $   96  $1,339 $ 1,380
         --------------------------------------------------------------
         Earnings (loss) per share
         Income (loss) from
            Continuing operations              $(0.44) $ 1.85 $  0.62
         Loss from Discontinued operations          -       -   (0.28)
         --------------------------------------------------------------
         Diluted earnings (loss) per share      (0.44)   1.85    0.34
         --------------------------------------------------------------
         Restructuring and special items        (0.53)      -   (1.64)
         Income from Continuing operations
            before special items               $ 0.09  $ 1.85 $  2.26
         --------------------------------------------------------------

Net loss in 2000 includes a $200 million pre-tax gain ($119 million after taxes) related to the Company's

December 2000 sale of its China operations to Fuji Xerox, $619 million of restructuring, inventory and asset impairment charges ($456 million after taxes and including our $37 million share of a Fuji Xerox restructuring charge), and a $27 million ($16 million after taxes) in-process research and development charge from the CPID acquisition. The net loss in 2000 was $257 million including these items or income of $96 million excluding these special items. Excluding the 1998 restructuring charge, income from continuing operations decreased 3 percent in 1999.
  Including these special items, our diluted loss per share was $0.44 in 2000. Excluding these special items, diluted earnings per share declined 95 percent in 2000 and decreased 18 percent in 1999.
  In the ordinary course of business, management makes many estimates in the accounting for items that affect our reported results of operations and financial position. The following table summarizes the more significant of these estimates, and changes therein, and their impacts on pre-tax income (loss):

            -----------------------------------------------------------
            Increase (decrease) in Pre-tax income (loss)
            (in millions)                           2000   1999   1998
            -----------------------------------------------------------
            Provisions for doubtful accounts      $(647) $(406) $(303)
            Provisions for obsolete and excess     (146)  (158)   (85)
               inventory
            Revenue allocations                      44    102    101
            Finance discount rates                   24    101    128
            Indirect taxes                           17     35     21
            Sales and consumption taxes              11     --     51
            -----------------------------------------------------------

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

Revenue by Segment
At the beginning of 2000, we realigned our organization according to the segments identified below. It was impracticable for us to reclassify our 1998 results to conform to these segments. Accordingly no discussion of the changes in revenues for 1999 as compared to 1998 is presented here. Revenues and year-over-year revenue growth rates by segment are as follows:

                                   Revenues/1/      Growth
               --------------------------------------------------
                                                Post     Pre-
                  (in billions)     2000  1999 Currency Currency
               --------------------------------------------------
               Total Revenues      $18.7 $19.6  (4)%     (1)%
               Industry Solutions    9.2  10.1 (10)      (6)
               General Markets       5.3   4.9   8       12
               Developing Markets    2.7   2.8  (2)      (1)
               Other Businesses      1.5   1.8 (14)     (10)
               Memo: Fuji Xerox/2/   8.4   7.8   8        4
               --------------------------------------------------

/1/ Revenues have been restated as required by FASB EITF 2000-10 for all periods presented to include shipping and handling charges billed to customers. These amounts were historically reported as a reduction of cost of goods sold.
/2/ Represents total revenue of Fuji Xerox, of which approximately 10% represents sales to the Company.

  Industry Solutions Operations (ISO) covers the direct sales and service organization in North America and Europe. 2000 revenues declined 10 percent (6 percent pre-currency) as the impact of the January 2000 final phase of the realignment of the sales force from a geographic to an industry approach first necessitated establishment of many new customer relationships and subsequently resulted in increased sales turnover, open sales territories and less experienced sales personnel. This was compounded by a strengthening of our competitor's product capabilities, an increase in distributed printing which has adversely impacted new equipment sales and recurring revenues on our equipment population and, toward the latter part of the year, a weakening U.S. economic environment. U.S. revenues were further adversely impacted by customer administration issues. Revenues declined in the U.S., France and Germany, reflected good growth in the U.K. and grew modestly in Canada.
  General Markets Operations (GMO) includes sales agents in North America, concessionaires in Europe and our Channels Group, which includes retailers and resellers. Including the CPID acquisition, GMO 2000 revenue grew 8 percent (12 percent pre-currency) .Excluding CPID, GMO revenue declined 5 percent (1 percent pre-currency). Strong European concessionaire growth was offset by weak North American sales agent revenues and the adverse impact of declining office monochrome laser printer unit sales, which was consistent with the trend throughout the industry. As a result of the January 2000 CPID acquisition, equipment sales and supplies revenues from office color network printers were strong reflecting the introduction of new CPID color laser and solid ink products throughout the year. Excellent growth in inkjet equipment placements, including the new DocuPrint M series resulting from our alliance with Sharp Corporation and Fuji Xerox Co., Ltd. (Fuji Xerox), was mitigated by significant inkjet equipment pricing pressures. (See Note 21 to the Consolidated Financial Statements for a discussion of our plans to disengage from our small office/home office business.)
Developing Market Operations (DMO) includes operations in Latin America, China (sold in December 2000), Russia, India, the Middle East and Africa. The 2 percent decline in DMO revenues reflected flat revenues in Brazil, a significant decline in Mexico associated with the dislocation in that operation, declines throughout the rest of Latin America and excellent growth in China, India and the Middle East. Revenues in Brazil reflected an improved economic environment but this improvement was offset by increased competitive activity and lower prices during the latter part of the year as the Company focused on reducing inventory.
  The Company's Latin America operations can be subject to volatile economies and currency fluctuations. While our Brazilian operations currently represent less than 5 percent of total revenue they continue to have an adverse impact on the Company's results of operations. Historically, the Brazilian operations have managed to offset the economic impact of devaluation through pricing changes, customer upgrades and reductions in its cost base and accordingly have successfully managed their operations so as to moderate the effects of these economic events. The Brazilian economy remains unsettled, and as a result the recovery in our Brazil operation has not returned to pre-1999 levels, nor is recovery expected in 2001. based on management's best estimates of market conditions and competitive pricing considerations.
  The Company sells most of its products and services under bundled arrangements which contain multiple deliverable elements, or alternatively sells its equipment and services on a stand-alone basis. In 2000, bundled transactions represented approximately 64 percent, 65 percent, and 57 percent of the total value of transactions in the U.S., Europe (excluding indirect sales channels) and DMO (primarily Brazil), respectively. Multiple element arrangements typically include equipment, services, supplies and financing components for which the customer pays a single defined price. These arrangements typically also include a variable service component for copy volumes in excess of stated minimums. Prices listed in these multiple element arrangements with our customers may not be representative of the fair value of those elements because the prices of the different components of the arrangement may be altered in customer negotiations, although the aggregate consideration may remain the same. Management's objective is to ensure that revenues under these arrangements are allocated based upon estimated fair values of the elements in accordance with GAAP. The fair value of each element is estimated based on a review of a number of factors including average selling prices for the elements when they are sold on a stand-alone basis. The average selling prices are
  The principal change in estimate relating to such revenue allocations among multiple elements is made with respect to the estimated fair value of those elements and their related margins. This is a significant factor considered in our revenue allocation process along with other factors, such as pricing changes and customer discounts, also affect the overall allocation process. The effect of such changes in estimates of fair values and related margins in the years 2000, 1999 and 1998 was $193 million, $202 million, and $141 million, respectively, which management understood to result, generally, in increases of sales revenues and decreases to deferred elements of those arrangements. The net effects of such allocations when offset by corresponding decreases in deferred revenues was to increase pre-tax income in 2000, 1999 and 1998 by $44 million, $102 million, and $101 million, respectively.
  As we transition to third-party vendor financing, the proportion of our sales to customers through bundled arrangements containing the same multiple deliverable elements will decrease, as third parties will finance stand-alone equipment sales.
  Our primary arrangements with customers conform with SFAS No. 13 as sales-type leases allowing the re-cording of equipment sale revenue. Certain customer arrangements which did not meet the sales-type lease criteria for revenue recognition were recorded as operating leases.
  Since 1985 the Company, primarily in North America, has sold pools of equipment subject to operating leases to third party finance companies (the counter-party) and recorded these transactions as sales at the time the equipment is accepted by the counter-party. The various programs provided us with additional funding sources and/or enhanced credit positions. The counter-party accepts the risks of ownership of the equipment. Remanufacturing and remarketing of off-lease equipment belonging to the counter-party is performed by the Company on a nondiscriminatory basis for a fee. North American transactions are structured to provide cash proceeds up front from the counter-party versus collection over time from the underlying customer lessees. The following shows the effects of such sales of equipment under operating leases, offset by the associated reductions of operating lease revenues from current and prior years transactions:

              (in millions)                     2000   1999   1998
              -----------------------------------------------------
              Sales of equipment              $  22  $ 120  $  74
              -----------------------------------------------------
              Reduced Operating Lease Revenue  (106)  (104)  (123)
              -----------------------------------------------------
                                              $ (84) $  16  $ (49)
              -----------------------------------------------------

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

               (in millions)                     2000  1999 1998
               --------------------------------------------------
               Sales of equipment              $ 126  $280  $--
               --------------------------------------------------
               Reduced Operating Lease Revenue  (132)  (17)  --
               --------------------------------------------------
                                               $  (6) $263  $--
               --------------------------------------------------

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

Gross Margin, Cost and Expenses
The trend in gross margin was as follows:

                                                2000  1999  1998
               --------------------------------------------------
               Total Gross Margin*             37.4% 43.3% 44.4%
               Gross margin by revenue stream:
               Sales***                        37.5  43.1  43.8
               Service and rental              44.1  47.4  47.6
               Document outsourcing**          24.0  29.6  32.9
               Finance Income                  34.5  49.4  50.1
               --------------------------------------------------

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

                                                2000 1999 1998
                 ----------------------------------------------
                 Average Finance Interest Rates 8.3% 9.2% 9.3%
                 ----------------------------------------------
                 Average Cost of Funds          5.4% 4.7% 5.1%
                 ----------------------------------------------

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

                  Increase/(Decrease)           2000 1999 1998
                  ---------------------------------------------
                  Effect of changes in discount
                     Interest rates/1/          $24  $101 $128
                  ---------------------------------------------

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

                                       2000  1999  1998
                        --------------------------------
                        SAG % Revenue 30.2% 27.0% 27.3%
                        --------------------------------

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

Restructuring Charges
On March 31, 2000, we announced details of a worldwide restructuring program. In connection with this program we recorded a pre-tax provision of $596 million ($423 million after taxes, including our $18 million share of a restructuring charge recorded by Fuji Xerox). The $596 million pre-tax charge included severance costs related to the elimination of 5,200 positions worldwide. Approximately 65 percent of the positions to be eliminated are in the U.S., 20 percent are in Europe, and the remainder are predominantly in Latin America. The employment reductions primarily affect employees in manufacturing, logistics, customer service and back office support functions. For facility fixed assets classified as assets to be disposed of, the impairment loss recognized is based on the fair value less cost to sell, with fair value based on estimates of existing market prices for similar assets. The inventory charges relate primarily to the consolidation of distribution centers and warehouses and the exit from certain product lines.
  Weakening business conditions and operating results during 2000 required a re-evaluation of the initiatives announced in March 2000. Accordingly, during the fourth quarter of 2000, $71 million, primarily related to severance costs for 1,000 positions, of the original $596 million provision, was reversed. The reversals primarily relate to delays in the consolidation and outsourcing of certain of our warehousing and logistics operations and the cancellation of certain European initiatives no longer necessary as a result of higher than expected attrition.
  Also during the fourth quarter of 2000, we announced a turnaround program, which includes a wide-ranging plan to sell assets, cut costs and strengthen core operations. Additionally, we have initiated discussions with third parties to provide financing for customers in a manner that does not involve the Xerox balance sheet. As part of this initiative we announced the sale of certain European financing businesses, in April 2001, to Resonia Leasing AB. As more fully discussed below, in December 2000 we sold to Fuji Xerox our operations in China and Hong Kong for $550 million, and in March 2001, we sold half of our 50 percent ownership interest in Fuji Xerox to Fujifilm for $1,283 million in cash. We are in discussions to form a strategic alliance for our European paper business. We are actively engaged in discussions to sell certain other assets, including: Xerox Engineering Systems and our interests in spin-off companies such as ContentGuard and Inxight. We are disengaging from our SOHO business and we are exploring a joint venture with non-competitive partners for certain of our research centers including the Palo Alto Research Center. As more fully discussed in Note 21 to the Consolidated Financial Statements, in June 2001 the Board of Directors approved the disengagement from our SOHO business. Over the next six months we will discontinue our line of personal inkjet and xerographic printers, copiers, facsimile machines and multifunction devices which are sold primarily through retail channels to small offices, home offices and personal users (consumers). We intend to sell the remaining inventory through current channels, and will continue to provide service, support and supplies for customers who currently own SOHO products. The Company is currently finalizing its exit plans. The loss on disposal and other financial statement effects will be determined and disclosed in our 2001 second quarter Form 10-Q. Lastly, we are pursuing outsourcing or selling certain manufacturing operations. It is expected that in most cases asset sales will result in a gain.
  Regarding the cost reductions, we are finalizing and aggressively implementing plans designed to reduce costs by at least $1.0 billion annually. During the fourth quarter of 2000, we recorded an additional pre-tax restructuring provision totaling $105 million ($87 million after taxes, including our $19 million share of an additional restructuring charge recorded by Fuji Xerox) in connection with finalized initiatives under the turnaround program. This charge included estimated costs of $71 million for severance costs associated with work force reductions related to the elimination of 2,300 positions worldwide and $34 million associated with the disposition of a noncore business. The severance costs relate to further streamlining of existing work processes, elimination of redundant resources and the consolidation of existing activities into other existing operations.
  At December 31, 2000, the ending liability balance is $209 million for the March 2000 restructuring program and $71 million for the turnaround program resulting in a total liability balance of $280 million as of December 31, 2000. For the 1998 restructuring, the liability balance as of December 31, 2000 is $107 million, the majority of which will be utilized throughout 2001 as all initiatives have been substantially completed.
  Worldwide employment decreased by 2,100 in 2000 to 92,500, including 4,600 employees leaving the Company under the restructuring programs and a reduction of 1,300 associated with the sale of our China operations to Fuji Xerox. These reductions were partially offset by the acquisition of CPID with 2,200 employees and the net hiring of 1,600 people in the early part of the year, primarily for the Company's fast-growing document outsourcing business.

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

Income Taxes and Equity in Net Income of Unconsolidated Affiliates
Pre-tax income/(loss) was a loss of $384 million in 2000 including the gain from the China sale, restructuring and asset impairments and CPID in-process R&D write-off. Excluding these items, the income before income taxes was $62 million. Pre-tax income was $1,908 million in 1999 and $579 million in 1998. Excluding the 1998 restructuring and inventory charges, 1998 income was $2,223 million.
  The effective tax rates, were 28.4 percent in 2000, 30.8 percent in 1999 and
25.0 percent in 1998. Excluding the aforementioned items, the effective tax rate was 32.1 percent in 2000, 30.8 percent in 1999 and 31.5 percent in 1998. The increase in the effective tax rate before special items in 2000 compared with 1999 is due primarily to losses in a low tax rate jurisdiction, offset in part by a benefit of approximately $125 million related to favorable resolution of tax audits. The 1999 and 1998 rates benefited from increases in foreign tax credits and refunds of foreign taxes, as well as shifts in the mix of our worldwide profits.
  Equity in Net Income of Unconsolidated Affiliates is principally Xerox Limited's share of Fuji Xerox income. Total equity in net income declined to $61 million in 2000 from $68 million in 1999 and $74 million in 1998. The 2000 decline reflected our $37 million share of Fuji Xerox restructuring charges and reductions in income from several smaller investments which offset improved Fuji Xerox underlying results. The decline in 1999 reflected difficult economic conditions in Japan and other Asia Pacific countries, and reductions in income from several smaller investments partially offset by favorable currency translation due to the strengthening of the yen compared with the U.S. dollar.
  Fuji Xerox, an unconsolidated entity jointly owned by Xerox Limited and Fuji Photo Film Co., Ltd., develops, manufactures and distributes document processing products in Japan and the Pacific Rim. Approximately 80 percent of Fuji Xerox revenues are generated in Japan, with Australia, New Zealand, Singapore, Malaysia, Korea, Thailand and the Philippines representing another 10 percent. Fuji Xerox conducts business in other Pacific Rim countries through joint ventures and distributors. Xerox's exposure to economic turmoil in Asia is mitigated by our joint ownership of Fuji Xerox. The remaining 10 percent of Fuji Xerox revenues are sales to Xerox.
  In March 2001, we sold half of our ownership interest in Fuji Xerox to Fujifilm for $1,283 million in cash. The sale resulted in a pre-tax gain of $769 million ($300 million after taxes). Under the agreement, Fujifilm's ownership interest in Fuji Xerox is increased from 50 percent to 75 percent. While Xerox's ownership interest is decreased to 25 percent, we retain rights as a minority shareholder. All product and technology agreements between us and Fuji Xerox continue, ensuring that the two companies generally retain uninterrupted access to each other's portfolio of patents, technology and products. With its business scope focused on document processing, Fuji Xerox will continue to provide color office product technology to us and collaborate with us on research and development. We maintain our agreement with Fuji Xerox to provide them high-end production publishing and solid ink products.
  Fuji Xerox 2000 revenues of $8.4 billion grew 8 percent (4 percent pre-currency) reflecting modest revenue growth in Japan and strong revenue growth in Fuji Xerox's other Asia Pacific territories. Excluding Fuji Xerox sales to Xerox Corporation and subsidiaries, Fuji Xerox 2000 revenues grew 8 percent to $7.6 billion. Total Fuji Xerox net income was $214 million before after-tax restructuring expenses of $74 million, increasing 94 percent from 1999 reflecting gross margin improvements, operating expense controls, gains on sales of assets and a lower tax rate in Japan.
  Fuji Xerox revenues increased 14 percent (declined 1 percent pre-currency) to $7.8 billion in 1999. Revenue growth benefited from favorable currency translation and reflected flat revenues in Japan and in Fuji Xerox's other Asia Pacific territories.
  Total Fuji Xerox net income, before restructuring expenses, was $110 million in 1999 and $144 million in 1998. Fuji Xerox had after-tax restructuring expenses of $36 million in 1998. The Xerox Limited share of these restructuring expenses was $18 million. Xerox Limited's 50 percent share of Fuji Xerox income before restructuring expenses was $107 million in 2000, $55 million in 1999 and $72 million in 1998.

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

Capital Resources and Liquidity

The availability of worldwide cash, cash equivalents and liquidity resources for Xerox and its material subsidiaries and affiliates is managed by the companies through cash management systems and internal policies and procedures. The management of such worldwide cash, cash equivalents and liquidity resources is also subject to statutes, regulations and practices of local jurisdictions in which the companies operate, the legal agreements to which the companies are parties and the continuing cooperation and policies of financial institutions utilized by the companies to maintain the cash management systems.
  At December 31, 2000, 1999 and 1998, cash and equivalents on hand was $1,741 million, $126 million and $79 million, respectively, and total debt, including ESOP debt, was $18,097 million, $15,001 million and $15,107 million, respectively. Total debt, net of cash on hand, increased by $1,481 million in 2000, decreased by $153 million in 1999, and increased by $2,200 million in 1998.
  The consolidated ratio of total debt to common and preferred equity was 4.4:1, 2.8:1 and 2.8:1 as of December 31, 2000, 1999 and 1998, respectively.
The increase in this ratio is attributable to the 2000 operating loss and the impact of currency devaluation on the net equity of our foreign operations. This ratio also reflects the full draw-down on our $7.0 billion Revolving Credit Agreement (the "Revolver") during 2000 to maintain financial flexibility, as discussed below, which resulted in cash and equivalents on hand of $1.7 billion at December 31, 2000. Had the Company's cash balance at December 31, 2000 been consistent with historical levels, the debt to equity ratio would have been approximately 4.0:1.
  We have announced our intent to exit customer equipment financing as part of our global Turnaround Program. This, together with the fact that for much of 2000 and subsequently we have managed liquidity on a total company basis without reference to non-financing and financing capital structures, means that it is appropriate to review the total Company's cash flows on this basis. Accordingly, we believe that a review of operating cash flow, and earnings before interest, income taxes, depreciation and amortization (EBITDA) provides the most meaningful understanding of our changes in cash and debt balances. The follow-ing is a summary of EBITDA, operating and other cash flows for each of the three years in the period ended December 31, 2000:

                                             2000     1999     1998
            --------------------------------------------------------
            Income (Loss) from
               Continuing operations     $  (257) $ 1,339  $   463
            Income tax provision
               (benefit)                    (109)     588      145
            Depreciation and
               amortization                  948      779      727
            Restructuring charges            619        -    1,644
            Interest expense               1,031      802      748
            Gains on sales of businesses    (263)     (97)       -
            Other non-cash items              18      115       33
            --------------------------------------------------------
               EBITDA                      1,987    3,526    3,760
            Financing income                (924)  (1,081)  (1,142)
            --------------------------------------------------------
            Adjusted EBITDA                1,063    2,445    2,618
            Working capital and other
               changes                       403     (316)  (1,183)
            On-Lease inventory spending     (519)    (238)    (387)
            Capital spending                (452)    (594)    (566)
            Restructuring payments          (372)    (437)    (332)
            Financing cash flow, net of
               interest                   (1,165)     (80)  (1,581)
            --------------------------------------------------------
               Operating Cash (Usage)/
                Generation*               (1,042)     780   (1,431)
            Dividends                       (587)    (586)    (531)
            Proceeds from sales of
               businesses                    640       65        -
            Acquisitions                    (856)    (107)    (380)
            Other non-operating items       (113)      78      (91)
            Debt borrowings
               (repayments), net           3,573     (183)   2,437
            --------------------------------------------------------
               Net Change in Cash        $ 1,615  $    47  $     4
            --------------------------------------------------------

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

Liquidity and Funding Plans for 2001
Historically, our primary sources of funding have been cash flows from operations, borrowings under our commercial paper and term funding programs, and securitizations of finance and trade receivables. Our overall funding requirements have been to finance customers' purchases of Xerox equipment, to fund working capital requirements and to finance acquisitions.
  During 2000, the agencies that assign ratings to our debt downgraded the Company's senior debt and short-term debt several times. As of May 29, 2001, debt ratings by Moody's are Ba1 and Not Prime, respectively, and the ratings outlook is negative; debt ratings by Fitch are BB and B, respectively, and the ratings outlook is stable; and debt ratings by Standard and Poors (S&P) are BBB- and A-3, respectively, and the ratings outlook is negative. Since October 2000, the capital markets and uncommitted bank lines of credit have been, and are expected to continue to be, largely unavailable to us. We expect this to result in higher borrowing costs going forward.
  Consequently, in the fourth quarter 2000, we drew down the entire $7.0 billion available to us under the revolver, primarily to maintain financial flexibility and pay down debt obligations as they came due. At December 31, 2000, $5.6 billion of the proceeds under the Revolver was used, with the balance of $1.4 billion invested in short-term securities and included in Cash and cash equivalents in our Consolidated Balance Sheets. We are in compliance with the covenants, terms and conditions in the Revolver, which matures on October 22, 2002. The only financial covenant in the Revolver requires we maintain a minimum of $3.2 billion of Consolidated Tangible Net Worth, as defined (CTNW). At December 31, 2000, our CTNW was $600 million in excess of the minimum requirement. Further operating losses, restructuring costs and adverse currency translation adjustments would erode this excess, while gains on asset sales, operating profits and favorable currency translation would improve the excess.
  The above referenced downgrades and the resulting withdrawal by certain banks of uncommitted lines of credit eliminated a primary source of liquidity for many of our Latin American affiliates. As a result, Xerox Corporation increased its level of intercompany lending to those affiliates to replace the withdrawn credit facilities.
  As of December 31, 2000, we had approximately $2.7 billion and $9.0 billion of commercial paper, medium term notes and bank obligations maturing in 2001 and 2002, respectively, as summarized below:

                           (in billions)  2001  2002
                           --------------------------
                           First Quarter  $0.6 $0.3
                           Second Quarter  0.9  0.9
                           Third Quarter   0.2    -
                           Fourth Quarter  1.0  7.8*
                           --------------------------
                           Full Year      $2.7 $9.0
                           --------------------------

* Includes $7.0 billion maturity under the Revolver.

In April 2001, letters of credit totaling $660 million, which supported Ridge Reinsurance ceded reinsurance obligations, were replaced with trusts collateralized by the Ridge Reinsurance investment portfolio of approximately $405 million plus approximately $255 million in cash. Except as discussed below, the Company does not have any other material obligations scheduled to mature in 2001.
  We are implementing a global turnaround program which includes initiatives to reduce costs, improve operations, and sell certain assets that we believe will positively affect our capital resources and liquidity position when completed. In connection with these initiatives, we announced and completed the sale of our China operations to Fuji Xerox in the fourth quarter of 2000, which generated $550 million of cash and transferred debt of $118 million to Fuji Xerox. In March 2001, we sold half of our interest in Fuji Xerox to Fujifilm for $1,283 million in cash.
  We have initiated discussions to implement third-party vendor financing programs which, when implemented, will significantly reduce our debt and finance receivable levels going forward. In addition, we are in discussions to consider selling portions of our existing finance receivables portfolio, and we continue to actively pursue alternative forms of financing including securitizations and secured borrowings. In connection with these initiatives, in January 2001, we received $435 million in financing from an affiliate of GE Capital, secured by our portfolio of lease receivables in the United Kingdom. In April 2001, we announced the sales of our leasing businesses in four European countries to Resonia Leasing AB for approximately $370 million. These sales are part of an agreement under which Resonia will provide on-going, exclusive equipment financing to our customers in those countries.
  We have also initiated a worldwide cost reduction program which is expected to result in annualized expense savings of at least $1 billion by the end of 2001.
  We believe our liquidity is presently sufficient to meet current and anticipated needs going forward, subject to timely implementation and execution of the various global initiatives discussed above. Should the

Company not be able to successfully complete these initiatives on a timely or satisfactory basis, we will need to obtain additional sources of funds through other operating improvements, financing from third parties, additional asset sales, or a combination thereof. The adequacy of our continuing liquidity depends on our ability to successfully generate positive cash flow from an appropriate combination of these sources.
  On December 1, 2000, Moody's reduced its rating of our debt to below investment grade, severely constraining our ability to enter into new foreign-currency and interest rate derivative agreements and requiring us to immediately repurchase certain of our then-outstanding derivative agreements in the aggregate amount of $108 million, including $16 million of accrued interest. In addition, we negotiated with certain counterparties to maintain certain other outstanding derivative agreements, for which we posted collateral totaling approximately $5 million. To minimize the resulting exposures, we also voluntarily terminated other derivative agreements, which required gross payments to counterparties of $42 million and resulted in gross receipts from counterparties of $50 million. At December 31, 2000, the remaining derivative portfolio has a current net positive value to the Company of $70 million. Should our debt ratings be downgraded by Standard and Poors to below investment grade, the Company may be required to repurchase certain of the out-of-the-money derivative agreements currently in place, in the approximate aggregate amount as of December 31, 2000 of $100 million, including accrued interest of $5 million. However, it is also possible that some counterparties may require, or agree to, the repurchase of certain of the in-the-money derivatives currently in place, which could reduce or eliminate this cash requirement.
  There is no assurance that our credit ratings will be maintained, or that the various counterparties to derivative agreements would not require us to repurchase the obligations in cases where the agreements permit such termination.
  In the fourth quarter 2000, we recorded mark-to-market gains of $69 million on foreign currency-denominated assets and liabilities which were not hedged following the repurchase of the derivative contracts described above. Due to the inherent volatility in the foreign currency and interest rate markets, we are unable to predict the amount of any such mark-to-market gains or losses in future periods.
  In the third quarter 2000, Xerox Credit Corporation (XCC) securitized certain finance receivables in the United States, generating gross proceeds of $411 million. This facility was accounted for as a secured borrowing. In connection with the December 2000 credit rating downgrade, the Company renegotiated the securitization transaction, resulting in a one-time payment of approximately $40 million, and bringing the outstanding balance on the facility to $325 million at December 31, 2000.
  In the third quarter 2000, Xerox Corporation securitized certain accounts receivable in the United States, generating gross proceeds of $315 million. This revolving facility was accounted for as a sale of receivables, and the related amounts were removed from our balance sheet. As a result of the debt downgrade in December 2000, Xerox Corporation renegotiated the facility, which might otherwise have been required to be runoff, reducing the facility size by $25 million to $290 million. In the absence of any event of default, the facility size will remain at $290 million, unless and until our debt is downgraded to or below BB by Standard and Poors and Ba2 by Moody's. In this event, the facility could go into wind-down mode and cease to be a source of liquidity, as new receivables would not be purchased under the facility unless the Company were to successfully renegotiate its terms. Given the nature of the facility, no repayment obligations would be imposed on the Company.
  In the fourth quarter 2000, Xerox Canada Limited securitized certain accounts receivable in Canada, generating gross proceeds of $38 million. This revolving facility was accounted for as a sale of receivables and the related amounts were removed from our balance sheet. The debt downgrade in December 2000 could also have required the runoff of this facility, however, this requirement was waived by the counterparty until and unless the counterparty delivers further notice. The timing of delivery of such further notice, if any, remains entirely at the option of the counterparty. As long as this downgrade condition continues to exist, such notice, if given, could cause the facility to go into wind-down mode, with consequences similar to the Xerox Corporation facility described above.
  In 1999, XCC and Xerox Canada Limited securitized certain finance receivables in the United States and Canada, generating gross proceeds of $1,150 million and $345 million, respectively. These amortizing facilities were accounted for as sales of receivables, and the related amounts were removed from the respective balance sheets.
  In December 1999, primarily to provide additional liquidity in advance of Y2K, Xerox Corporation and certain of its subsidiaries factored accounts receivable, generating aggregate gross proceeds of $288 million. These short-term transactions were accounted for as sales of receivables, and the related amounts were removed from the respective balance sheets.

  In 1998, Xerox Canada Limited and Xerox France securitized accounts receivable, generating aggregate gross proceeds of $20 million and $36 million, respectively. These short-term transactions were accounted for as sales of receivables, and the related amounts were removed from the respective balance sheets.
  During 2000, 1999, and 1998, we sold 7.5 million, 0.8 million and 1.0 million equity put options, respectively, for proceeds of $24 million, $0.4 million, and $5.8 million, respectively. Equity put options give the counterparty the right to sell our common shares back to us at a specified strike price. In the fourth quarter 2000, we were required to pay $92 million to settle the put options that we issued in 2000. In 1999, we paid $5 million to settle the put options that we issued in 1998. As of December 31, 2000, the put options we issued in 1999 remained outstanding, at a strike price of approximately $41 per share. In January 2001, we paid $28 million to settle these put options, which we funded by issuing 5.9 million unregistered common shares.
  As of June 25, 2001, we retired $247 million of long-term debt through the exchange of 27 million shares of common stock of the Company, which increased CTNW by approximately $229 million.
  On May 10, 2001, a European affiliate of Xerox Corporation convened a meeting of holders of its (Pounds)125 million 8 3/4 percent Guaranteed Bonds, issued in 1993 and maturing in 2003 (the "Bonds"), which are guaranteed by Xerox Limited, in order to consider a proposal to repay the Bonds early at par plus accrued interest. Repaying the Bonds early would reduce outstanding indebtedness and interest costs, and would eliminate certain restrictive covenants in the Bonds and related documents, thereby providing additional flexibility to Xerox and its subsidiaries and affiliates in connection with their cash management systems and practices. At the May 10 meeting, the Bondholders rejected the proposal to repay the Bonds early. Therefore, the Bonds remain outstanding and will mature in 2003. With respect to the bonds, we are maintaining a cash position of $194 million in a trust account representing the par value and one year's interest on these bonds. This cash is withdrawable upon 21 days written notice to the trustee.

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

Forward-Looking Cautionary Statements
This Annual Report contains forward-looking statements and information relating to Xerox that are based on our beliefs, as well as assumptions made by and information currently available to us. The words "anticipate," "believe," "estimate," "expect," "intend," "will" and similar expressions, as they relate to us, are intended to identify forward-looking statements. Actual results could differ materially from those projected in such forward-looking statements. Information concerning certain factors that could cause actual results to differ materially is included in the Company's 2000 10-K/A filed with the SEC on June 26, 2001. We do not intend to update these forward-looking statements.

Consolidated Statements of Operations

Year ended December 31 (in millions, except per-share data)                 2000   1999*    1998*
--------------------------------------------------------------------------------------------------
Revenues
Sales                                                                   $10,059  $10,441 $10,668
Service, outsourcing, and rentals                                         7,718    8,045   7,783
Finance income                                                              924    1,081   1,142
--------------------------------------------------------------------------------------------------
Total Revenues                                                           18,701   19,567  19,593
--------------------------------------------------------------------------------------------------
Costs and Expenses
Cost of sales                                                             6,197    5,944   5,880
Inventory charges                                                            90        -     113
Cost of service, outsourcing, and rentals                                 4,813    4,599   4,323
Equipment financing interest                                                605      547     570
Research and development expenses                                         1,044      992   1,035
Selling, administrative and general expenses                              5,649    5,292   5,343
Restructuring charge and asset impairments                                  540        -   1,531
Gain on affiliate's sale of stock                                           (21)       -       -
Purchased in-process research and development                                27        -       -
Gain on sale of China operations                                           (200)       -       -
Other, net                                                                  341      285     219
--------------------------------------------------------------------------------------------------
Total Costs and Expenses                                                 19,085   17,659  19,014
--------------------------------------------------------------------------------------------------
Income (Loss) from Continuing Operations before Income Taxes (Benefits)
   Equity Income and Minorities' Interests                                 (384)   1,908     579
Income taxes (benefits)                                                    (109)     588     145
--------------------------------------------------------------------------------------------------
Income (loss) from Continuing Operations after Income Taxes (Benefits)
   before Equity Income and Minorities' Interests                          (275)   1,320     434
Equity in net income of unconsolidated affiliates                            61       68      74
Minorities' interests in earnings of subsidiaries                            43       49      45
--------------------------------------------------------------------------------------------------
Income (Loss) from Continuing Operations                                   (257)   1,339     463
Discontinued operations                                                       -        -    (190)
--------------------------------------------------------------------------------------------------
Net Income (Loss)                                                       $  (257) $ 1,339 $   273
--------------------------------------------------------------------------------------------------
Basic Earnings (Loss) per Share
Continuing operations                                                   $ (0.44) $  1.96 $  0.63
Discontinued operations                                                       -        -   (0.29)
--------------------------------------------------------------------------------------------------
Basic Earnings (Loss) per Share                                         $ (0.44) $  1.96 $  0.34
--------------------------------------------------------------------------------------------------
Diluted Earnings (Loss) per Share
Continuing operations                                                   $ (0.44) $  1.85 $  0.62
Discontinued operations                                                       -        -   (0.28)
--------------------------------------------------------------------------------------------------
Diluted Earnings (Loss) per Share                                       $ (0.44) $  1.85 $  0.34
--------------------------------------------------------------------------------------------------

The accompanying notes on pages 20 to 47 are an integral part of the consolidated financial statements.
* As restated, see Note 2.

Consolidated Balance Sheets

December 31 (in millions)                                                              2000    1999*
-----------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                                          $ 1,741  $   126
Accounts receivable, net                                                             2,281    2,633
Finance receivables, net                                                             5,097    4,961
Inventories, net                                                                     1,932    2,290
Equipment on operating leases, net                                                     724      695
Deferred taxes and other current assets                                              1,247    1,230
-----------------------------------------------------------------------------------------------------
Total Current Assets                                                                13,022   11,935
Finance receivables due after one year, net                                          7,957    8,058
Land, buildings and equipment, net                                                   2,495    2,456
Investments in affiliates, at equity                                                 1,362    1,615
Intangible and other assets, net                                                     3,061    2,810
Goodwill, net                                                                        1,578    1,657
-----------------------------------------------------------------------------------------------------
Total Assets                                                                       $29,475  $28,531
-----------------------------------------------------------------------------------------------------
Liabilities and Equity
Short-term debt and current portion of long-term debt                              $ 2,693  $ 3,957
Accounts payable                                                                     1,033    1,016
Accrued compensation and benefits costs                                                662      715
Unearned income                                                                        250      186
Other current liabilities                                                            1,630    2,176
-----------------------------------------------------------------------------------------------------
Total Current Liabilities                                                            6,268    8,050
Long-term debt                                                                      15,404   11,044
Postretirement medical benefits                                                      1,197    1,133
Deferred taxes and other liabilities                                                 1,876    2,521
Deferred ESOP benefits                                                                (221)    (299)
Minorities' interests in equity of subsidiaries                                        141      127
Obligation for equity put options                                                       32        -
Company-obligated, mandatorily redeemable preferred securities of subsidiary trust
  holding solely subordinated debentures of the Company                                638      638
Preferred stock                                                                        647      669
Common shareholders' equity                                                          3,493    4,648
-----------------------------------------------------------------------------------------------------
Total Liabilities and Equity                                                       $29,475  $28,531
-----------------------------------------------------------------------------------------------------

Shares of common stock issued and outstanding at December 31, 2000 were (in thousands) 668,576. Shares of common stock issued and outstanding at December 31, 1999 were (in thousands) 665,156.
The accompanying notes on pages 20 to 47 are an integral part of the consolidated financial statements.
* As restated, see Note 2.

Consolidated Statements of Cash Flows

Year ended December 31 (in millions)                                              2000    1999*    1998*
---------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Income (loss) from continuing operations                                      $  (257) $ 1,339  $   463
Adjustments required to reconcile income (loss) from continuing operations to cash flows from operating activities, net of effects of acquisitions:
    Depreciation and amortization                                                 948      779      727
    Provision for doubtful accounts                                               647      406      303
    Restructuring and other charges                                               646        -    1,644
    Gains on sales of businesses and assets                                      (295)     (97)     (36)
    Cash payments for restructurings                                             (372)    (437)    (332)
    Minorities' interests in earnings of subsidiaries                              43       49       45
    Undistributed equity in income of affiliated companies                        (20)     (68)     (27)
    Decrease (increase) in inventories                                            279       67     (558)
    Increase in on-lease equipment                                               (519)    (238)    (387)
    Increase in finance receivables                                            (1,058)  (1,854)  (1,975)
    Proceeds from securitization of finance receivables                             -    1,495        -
    Increase in accounts receivable                                              (270)    (400)    (596)
    Proceeds from securitization of accounts receivable                           328      288       56
    (Decrease) increase in accounts payable and accrued compensation and
       benefit costs                                                               (3)     (94)     127
    Net change in current and deferred income taxes                              (534)     234     (254)
    Change in other current and non-current liabilities                            22      126      100
    Other, net                                                                   (248)    (301)    (256)
---------------------------------------------------------------------------------------------------------
Net cash (used in) provided by operating activities                              (663)   1,294     (956)
---------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
Cost of additions to land, buildings and equipment                               (452)    (594)    (566)
Proceeds from sales of land, buildings and equipment                               44       99       74
Proceeds from sale of China operations                                            550        -        -
Proceeds from sales of other businesses                                            90       65        -
Acquisitions, net of cash acquired                                               (856)    (107)    (380)
Other, net                                                                        (20)     (25)       5
---------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                            (644)    (562)    (867)
---------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
Net change in debt                                                              3,573     (183)   2,437
Dividends on common and preferred stock                                          (587)    (586)    (531)
Proceeds from sales of common stock                                                 -      128      126
Settlements of equity put options, net                                            (68)      (5)       -
Repurchase of preferred and common stock                                            -        -     (172)
Dividends to minority shareholders                                                 (7)     (30)      (4)
---------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                             2,911     (676)   1,856
---------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                       11       (9)     (29)
---------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                           1,615       47        4
Cash and cash equivalents at beginning of year                                    126       79       75
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                      $ 1,741  $   126  $    79
---------------------------------------------------------------------------------------------------------

The accompanying notes on pages 20 to 47 are an integral part of the consolidated financial statements.
* As restated, see Note 2.

Consolidated Statements of Shareholders' Equity

                                                                     Accumulated
                                   Common Common Additional             Other      Treasury Treasury
                                    Stock Stock  Paid-In    Retained Comprehensive   Stock   Stock
(In millions, except share data)   Shares Amount Capital    Earnings Income/1/      Shares  Amount     Total
-------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997*     652,482 $655   $1,075     $3,852   $  (705)           -   $   -    $4,877
-------------------------------------------------------------------------------------------------------------
Net income                                                     273                                      273
Net loss during stub period                                     (6)                                      (6)
Translation adjustments                                                                                 (50)
                                                                         (50)                        ------
   Comprehensive income                                                                                 217
Purchase of treasury stock                                                         (3,683)   (172)     (172)
Stock option and incentive plans    3,899    4       69        (65)                 2,364     111       119
Xerox Canada exchangeable stock       350                                              12
Convertible securities                465    1       28        (51)                   898      42        20
Cash dividends declared
   Common stock ($0.72 per
    share)                                                    (475)                                    (475)
   Preferred stock ($6.25 per
    share)                                                     (56)                                     (56)
Premiums from sale of put options                     5                                                   5
Tax benefits on benefit plans                        88         10                                       98
-------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998*     657,196 $660   $1,265     $3,482   $  (755)        (409)  $ (19)   $4,633
-------------------------------------------------------------------------------------------------------------
Net income                                                   1,339                                    1,339
Translation adjustments                                                 (957)                          (957)
Minimum pension liability                                                                               (32)
                                                                         (32)                        ------
   Comprehensive income                                                                                 350
Stock option and incentive plans    5,331    6      136         (5)                   270      12       149
Xerox Canada exchangeable stock     1,362
Convertible securities              1,267    1       63        (52)                   139       7        19
Cash dividends declared
   Common stock ($0.80 per
    share)                                                    (532)                                    (532)
   Preferred stock ($6.25 per
    share)                                                     (54)                                     (54)
Settlement of put options                            (5)                                                 (5)
Tax benefits on benefit plans                        80          8                                       88
-------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999*     665,156 $667   $1,539     $4,186   $(1,744)           -   $   -    $4,648
-------------------------------------------------------------------------------------------------------------
Net loss                                                      (257)                                    (257)
Translation adjustments                                                 (430)                          (430)
Minimum pension liability                                                  5                              5
Unrealized loss on securities                                                                            (5)
                                                                          (5)                        ------
   Comprehensive loss                                                                                  (687)
Stock option and incentive plans      940    1       93                                                  94
Xerox Canada exchangeable stock        29
Convertible securities              2,451    2       23         (8)                                      17
Cash dividends declared
   Common stock ($0.65 per
    share)                                                    (434)                                    (434)
   Preferred stock ($6.25 per
    share)                                                     (53)                                     (53)
Put options, net                                   (100)                                               (100)
Tax benefits on benefit plans                         1          7                                        8
-------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000      668,576 $670   $1,556     $3,441   $(2,174)           -   $   -    $3,493
-------------------------------------------------------------------------------------------------------------

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

                                              Year Ended December 31,
                                              2000        1999   1998
               -------------------------------------------------------
               Increase (decrease) to pre-tax
               income (loss):
                 Mexico                       $ 69      $ (53) $ (13)
                 Rank Group acquisition          6        (76)   (24)
                 Lease issues, net              87         83   (165)
                 Other, net                     10        (82)    18
               -------------------------------------------------------
               Total                          $172      $(128) $(184)
               -------------------------------------------------------

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

                                                         Amount
                                                       Previously       As
                                                       Reported   Adjusted
                                                         -------  -------
      (in millions, except per share amounts)
      Year ended December 31, 2000:*
      Statement of operations:
         Revenues                                      $18,632    $18,701
         Costs and expenses                             19,188     19,085
         Income (loss) from continuing operations         (384)      (257)
         Basic loss per share                          $ (0.63)   $ (0.44)
         Diluted loss per share                        $ (0.63)   $ (0.44)
      Balance Sheet:
         Current finance receivables, net              $ 5,141    $ 5,097
         Inventories, net                                1,930      1,932
        Equipment and operating leases, net                717        724
         Deferred taxes and
          other current assets                           1,284      1,247
         Finance receivables due after one year, net     8,035      7,957
         Intangible and other assets, net                3,062      3,061
         Goodwill, net                                   1,639      1,578
         Other current liabilities                       1,648      1,630
         Deferred taxes and other liabilities            1,933      1,876
         Common shareholders' equity                     3,630      3,493

                                                        Amount
                                                       Previously      As
                                                       Reported   Restated
                                                          -------  -------
      (in millions, except per share amounts)
      Year ended December 31, 1999:**
      Statement of operations:
         Revenues                                      $19,548    $19,567
         Costs and expenses                             17,512     17,659
         Income (loss) from continuing operations        1,424      1,339
         Basic earnings per share                      $  2.09    $  1.96
         Diluted earnings per share                    $  1.96    $  1.85
      Balance Sheet:
         Accounts receivable, net                      $ 2,622    $ 2,633
         Current finance receivables, net                5,115      4,961
         Inventories, net                                2,285      2,290
         Equipment and operating leases, net               676        695
         Finance receivables due after one year, net     8,203      8,058
         Intangible and other assets, net                2,831      2,810
         Goodwill, net                                   1,724      1,657
         Other current liabilities                       2,163      2,176
         Deferred taxes and other liabilities            2,623      2,521
         Common shareholders' equity                     4,911      4,648
      Year ended December 31, 1998:**
      Statement of operations:
         Revenues                                      $19,747    $19,593
         Costs and expenses                             18,984     19,014
         Income (loss) from continuing operations          585        463
         Basic earnings per share                      $  0.82    $  0.63
         Diluted earnings per share                    $  0.80    $  0.62

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

                                                   Charges
                                Original           Against 12/31/00
                                Reserve  Reversals Reserve Balance
            --------------------------------------------------------
             March 2000 restructuring:
            Cash charges
            Severance and
               related costs     $384    $(59)     $(130)  $195
            Lease cancellation
               and other costs     51     (12)       (19)    20
            --------------------------------------------------------
               Subtotal           435     (71)      (149)   215
            Non-cash charges
            Asset impairment       71       -        (71)     -
            Inventory charges      90       -        (90)     -
            --------------------------------------------------------
               Subtotal           161       -       (161)     -
            Currency changes        -       -         (6)    (6)
            --------------------------------------------------------
            Subtotal              596     (71)      (316)   209
            --------------------------------------------------------
             Turnaround Program:
            Severance and
               related costs       71       -          -     71
            Asset impairment       34       -        (34)     -
            --------------------------------------------------------
               Subtotal           105       -        (34)    71
            --------------------------------------------------------
            Total                $701    $(71)     $(350)  $280
            --------------------------------------------------------

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

  6. Receivables, Net

Finance Receivables. Finance receivables result from installment arrangements and sales-type leases arising from the marketing of our business equipment products. These receivables generally mature over two to five years and are typically collateralized by a security interest in the underlying assets. The components of Finance receivables, net at December 31, 2000, 1999 and 1998 follow:

                                             2000     1999     1998
             -------------------------------------------------------
             Gross receivables           $14,556  $14,478  $15,957
             Unearned income              (1,733)  (1,733)  (2,185)
             Unguaranteed residual
                values                       681      697      617
             Allowance for doubtful
                accounts                    (450)    (423)    (441)
             -------------------------------------------------------
             Finance receivables, net     13,054   13,019   13,948
             Less current portion          5,097    4,961    5,055
             -------------------------------------------------------
             Amounts due after one year,
                net                      $ 7,957  $ 8,058  $ 8,893
             -------------------------------------------------------

  Contractual maturities of our gross finance receivables subsequent to December 31, 2000 follow:

                    2001   2002   2003   2004 2005 Thereafter
                  --------------------------------------------
                  $5,654 $3,980 $2,706 $1,580 $540 $96
                  --------------------------------------------

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

                                                2000 1999 1998
                 ----------------------------------------------
                 Average Finance Interest Rates 8.3% 9.2% 9.3%
                 ----------------------------------------------
                 Average Cost of Funds          5.4% 4.7% 5.1%
                 ----------------------------------------------

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

                  Increase/(Decrease)           2000 1999 1998
                  ---------------------------------------------
                  Effect of changes in discount
                     rates/1/                   $24  $101 $128
                  ---------------------------------------------

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

  7. Inventories and Equipment on Operating Leases, Net

The components of inventories at December 31, 2000, 1999 and 1998 follow:

                  2000   1999   1998
-------------------------------------
Finished goods  $1,439 $1,805 $1,929
Work in process    147    122    111
Raw materials      346    363    464
-------------------------------------
Inventories     $1,932 $2,290 $2,504
-------------------------------------

  Equipment on operating leases and similar arrangements consists of our business equipment products that are rented to customers and are depreciated to estimated residual value. Equipment on operating leases and the related accumulated depreciation at December 31, 2000, 1999 and 1998 follow:

                                 2000   1999   1998
----------------------------------------------------
Equipment on operating leases  $2,124 $1,777 $2,057
Less: Accumulated depreciation  1,400  1,082  1,260
----------------------------------------------------
Equipment on operating leases,
   net                         $  724 $  695 $  797
----------------------------------------------------

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


 2001   2002 2003 Thereafter
-----------------------------
   $320 $151 $71  $43
-----------------------------

  Total contingent rentals, principally usage charges in excess of minimum allowances relating to operating leases, for the years ended December 31, 2000, 1999 and 1998 amounted to $120, $163 and $161, respectively.

  8. Land, Buildings and Equipment, Net

The components of land, buildings and equipment, net at December 31, 2000, 1999 and 1998 follow:

                        Estimated
                           Useful
                            Lives
                          (Years)   2000   1999   1998
-------------------------------------------------------
Land                              $   70 $   66 $   80
Buildings and building
   equipment             25 to 50  1,064  1,087    973
Leasehold
   improvements        Lease term    426    434    425
Plant machinery           4 to 12  1,981  1,897  1,926
Office furniture
   and equipment          3 to 15  1,304  1,339  1,299
Other                     3 to 20    199    235    260
Construction in
   progress                          295    328    283
-------------------------------------------------------
Subtotal                           5,339  5,386  5,246
-------------------------------------------------------
Less accumulated
   depreciation                    2,844  2,930  2,880
-------------------------------------------------------
Land, buildings and
   equipment, net                 $2,495 $2,456 $2,366
-------------------------------------------------------

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

 2001   2002 2003 2004 2005 Thereafter
---------------------------------------
   $290 $238 $193 $155 $132 $426
---------------------------------------

  In certain circumstances, we sublease space not currently required in operations. Future minimum sub-lease income under leases with non-cancelable terms in excess of one year amounted to $50 at December 31, 2000.
  In 1994, we awarded a contract to Electronic Data Systems Corp. (EDS) to operate our worldwide data processing and telecommunications network through the year 2004. Xerox has the right to terminate this agreement with six months' notice to EDS. Minimum payments due EDS under the contract follow:

 2001   2002 2003 2004
-----------------------
   $217 $198 $183 $95
-----------------------

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

Operating segment profit or loss information for the years ended December 31, 2000 and 1999 for our realigned segments is as follows:

                                                       Industry  General Developing   Other
                                                       Solutions Markets Markets    Businesses   Total
-------------------------------------------------------------------------------------------------------
2000
Information about profit or loss
   Revenues from external customers                    $ 8,619   $4,827  $2,533     $1,798     $17,777
   Finance income                                          529      238     157          -         924
   Intercompany revenues                                    38      215       -       (253)          -
                                                       ------------------------------------------------
      Total segment revenues                             9,186    5,280   2,690      1,545      18,701
   Depreciation and amortization                           584      227     132          5         948
   Interest expense                                        584      272     165         10       1,031
   Segment profit (loss)/1/                                110     (126)   (116)       194          62
   Earnings (loss) of non-consolidated affiliates/2/        (1)       -       -         99          98
Information about assets
   Investments in non-consolidated affiliates               16        -       7      1,339       1,362
   Total assets                                         18,662    3,129   4,470      3,214      29,475
   Capital expenditures                                    184      137      79         52         452
                                                       ------------------------------------------------
1999/3/
Information about profit or loss
   Revenues from external customers                    $ 9,463   $4,489  $2,542     $1,992     $18,486
   Finance income                                          622      249     210          -       1,081
   Intercompany revenues                                    60      132       -       (192)          -
                                                       ------------------------------------------------
      Total segment revenues                            10,145    4,870   2,752      1,800      19,567
   Depreciation and amortization                           486      182     106          5         779
   Interest expense                                        488      189     120          6         803
   Segment profit                                        1,328      162     214        204       1,908
   Earnings (loss) of non-consolidated affiliates            4        -      (5)        69          68
Information about assets
   Investments in non-consolidated affiliates               25        -       8      1,582       1,615
   Total assets                                         18,487    1,703   4,636      3,705      28,531
   Capital expenditures                                    300      153      94         47         594
-------------------------------------------------------------------------------------------------------

/1/ Segment profit (loss) excludes the impact of the 2000 restructuring charge
    $(619), the purchased in-process research and development $(27), and the gain on sale of our China operations $200.
/2/ Excludes our $37 share of a restructuring charge recorded by Fuji Xerox. /3/ 1999 amounts as restated, see Note 2.

Products and services and geographic area data follow:

                                                                       Revenues
----------------------------------------------------------------------------------------
                                                                   2000    1999    1998
----------------------------------------------------------------------------------------
Information about products and services
   Black and white office and small office/home office (SOHO)   $ 7,410 $ 8,150 $ 8,384
   Black and white production                                     4,940   5,904   5,954
   Color copying and printing                                     2,897   1,851   1,726
   Other products and services                                    3,454   3,662   3,529
----------------------------------------------------------------------------------------
Total                                                           $18,701 $19,567 $19,593
----------------------------------------------------------------------------------------

                                          Revenues          Long-Lived Assets
--------------------------------------------------------------------------------
                                      2000    1999    1998   2000   1999   1998
--------------------------------------------------------------------------------
Information about Geographic Areas
United States                      $10,397 $10,585 $10,211 $2,282 $2,228 $2,085
Europe                               4,870   5,414   5,237    968    616    503
Other Areas                          3,434   3,568   4,145    600    751    804
--------------------------------------------------------------------------------
Total                              $18,701 $19,567 $19,593 $3,850 $3,595 $3,392
--------------------------------------------------------------------------------

Operating segment profit or loss information, using the prior years' basis of presentation, for the years ended December 31, 2000, 1999, and 1998 is as follows:

                                                                        Paper
                                                           Core   Fuji    and
                                                       Business  Xerox  Media   Other   Total
----------------------------------------------------------------------------------------------
2000
Information about profit or loss
   Revenues from external customers                    $14,493       - $1,156 $2,128  $17,777
   Finance income                                          918       -      -      6      924
   Intercompany revenues                                  (294)      -      -    294        -
                                                       --------------------------------------
      Total segment revenues                            15,117       -  1,156  2,428   18,701
   Depreciation and amortization                           943       -      -      5      948
   Interest expense                                      1,031       -      -      -    1,031
   Segment profit (loss)/1/                                352       -     85   (375)      62
   Earnings (loss) of non-consolidated affiliates/2/         4  $  107      -    (13)      98
Information about assets
   Investments in non-consolidated affiliates               71   1,259      -     32    1,362
   Total assets                                         26,224   1,259     69  1,923   29,475
   Capital expenditures                                    430       -      -     22      452
----------------------------------------------------------------------------------------------
1999/4/
Information about profit or loss
   Revenues from external customers                    $15,501       - $1,148 $1,837  $18,486
   Finance income                                        1,071       -      -     10    1,081
   Intercompany revenues                                  (206)      -      -    206        -
                                                       --------------------------------------
      Total segment revenues                            16,366       -  1,148  2,053   19,567
   Depreciation and amortization                           774       -      -      5      779
   Interest expense                                        803       -      -      -      803
   Segment profit (loss)                                 1,886       -     62    (40)   1,908
   Earnings of non-consolidated affiliates                  13  $   55      -      -       68
Information about assets
   Investments in non-consolidated affiliates              102   1,513      -      -    1,615
   Total assets                                         25,036   1,513     86  1,896   28,531
   Capital expenditures                                    580       -      -     14      594
----------------------------------------------------------------------------------------------
1998/4/
Information about profit or loss
   Revenues from external customers                    $15,623       - $1,162 $1,666  $18,451
   Finance income                                        1,133       -      -      9    1,142
   Intercompany revenues                                  (326)      -      -    326        -
                                                       --------------------------------------
      Total segment revenues                            16,430       -  1,162  2,001   19,593
   Depreciation and amortization                           709       -      -     18      727
   Interest expense                                        749       -      -      -      749
   Segment profit (loss)/3/                              2,240       -     58    (75)   2,223
   Earnings of non-consolidated affiliates/2/               19  $   72      -      1       92
Information about assets
   Investments in non-consolidated affiliates               81   1,354      -     21    1,456
   Total assets                                         25,842   1,354     84  2,348   29,628
   Capital expenditures                                    539       -      -     27      566
----------------------------------------------------------------------------------------------

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

 11. Discontinued Operations

Our remaining investment in our Insurance and Other Financial Services (IOFS) and Third-Party Financing and Real Estate discontinued businesses is included in the Consolidated Balance Sheets at December 31, 2000 and 1999 as follows:

                Balance Sheet Caption                2000   1999
                -------------------------------------------------
                Intangible and other assets          $534 $1,130
                Long-term debt                          -     50
                Deferred taxes and other liabilities    -    378
                -------------------------------------------------
                Net investment                       $534 $  702
                -------------------------------------------------

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

 12. Debt

Short-Term Debt. Short-term borrowings data at December 31, 2000 and 1999 follow:

                                   Weighted Average
                                   Interest Rates at
                                   12/31/00            2000   1999
             ------------------------------------------------------
             Notes payable         10.20%            $  169 $    -
             Commercial paper       7.01                141      -
             ------------------------------------------------------
             Total short-term debt                      310      -
             Current maturities of
                long-term debt                        2,383  3,957
             ------------------------------------------------------
             Total                                   $2,693 $3,957
             ------------------------------------------------------

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

Long-Term Debt. A summary of long-term debt by final maturity date at December 31, 2000 and 1999 follows:

                                          Weighted
                                          Average
                                          Interest
                                          Rates at
                                          12/31/00    2000   1999
              ----------------------------------------------------
              U.S. Operations
              Xerox Corporation
                 (parent company)
              Guaranteed ESOP
                 notes due 2000-2003      7.53%    $   221 $  299
              Notes due 2000                 -           -  2,041
              Notes due 2001              6.50         737    721
              Notes due 2002              7.59         330    230
              Notes due 2003              5.61       1,313  1,398
              Notes due 2004              5.01         483    502
              Notes due 2006              7.25          25      -
              Notes due 2007              7.38          25      -
              Notes due 2011              7.01          50      -
              Notes due 2016              7.20         250    250
              Convertible notes due 2018  3.63         617    601
              Notes due 2038              5.96          25     25
              Revolving credit agreement,
                 maturing in 2002         6.93       4,400      -
              Capital leases and other
                 debt due 2000-2018       8.17          91    120
              ----------------------------------------------------
              Subtotal                               8,567  6,187
              ----------------------------------------------------
              Xerox Credit Corporation
              Notes due 2000                 -           -  2,026
              Notes due 2001              6.66         326    401
              Notes due 2002              2.80/1/      666    668
              Notes due 2003              6.61         460    200
              Notes due 2005              1.50/1/      904      -
              Notes due 2007              2.00/1/      270      -
              Notes due 2008              6.30          25      -
              Notes due 2012              7.09         125      -
              Notes due 2013              6.50          60      -
              Notes due 2014              6.06          50      -
              Notes due 2018              7.00          25      -
              Secured borrowings/2/
                 due 2001-2003            6.70         325      -
              Revolving credit agreement,
                 maturing in 2002         6.94       1,020      -
              Floating rate notes due
                 2048                     6.44          60     60
              ----------------------------------------------------
              Subtotal                               4,316  3,355
              ----------------------------------------------------
              Total U.S. operations                $12,883 $9,542
              ----------------------------------------------------

1 Weighted average interest rates include Japanese yen bonds of $1,174 and $488 issued by Xerox Credit Corporation in 2000 and 1999, respectively, with interest rates ranging from 1.50-2.00% and 0.80%, respectively.
2 Refer to Note 6 on page 26 for further discussion of secured borrowings.

                                            Weighted
                                            Average
                                            Interest
                                            Rates at
                                            12/31/00    2000    1999
           ----------------------------------------------------------
           International Operations
           Xerox Capital (Europe) plc
           Various obligations, payable in:
           Euros
              due 2000-2008                  5.50%   $   698 $   755
           Japanese yen
              due 2001-2005                  0.53        950       -
           U.S. dollars
              due 2000-2008                  6.10      1,025   1,991
           Revolving credit agreement,
              maturing in 2002
              (U.S. Dollars)                 6.96      1,080       -
           ----------------------------------------------------------
           Subtotal                                    3,753   2,746
           ----------------------------------------------------------
           Other International
           Operations
           Various obligations, payable in:
           Canadian dollars
              due 2000-2007                 11.74         55      88
           Pounds sterling
              due 2000-2003                  9.00        187     202
           Italian lire
              due 2000-2001                  4.72        117     133
           Euros
              due 2000-2008                  7.90        159     194
           U.S. dollars
              due 2000-2008                  7.67        128     249
           Revolving credit agreement,
              maturing in 2002
              (U.S. dollars)                 6.83        500       -
           Capital leases and other debt
              due 2000-2004                  6.23          5      20
           ----------------------------------------------------------
           Subtotal                                    1,151     886
           ----------------------------------------------------------
           Total international operations              4,904   3,632
           ----------------------------------------------------------
           Other borrowings deemed
              long-term                                    -   1,827
           ----------------------------------------------------------
           Subtotal                                   17,787  15,001
           Less current maturities                     2,383   3,957
           ----------------------------------------------------------
           Total long-term debt                      $15,404 $11,044
           ----------------------------------------------------------

Consolidated Long-Term Debt Maturities.
Payments due on long-term debt for the next five years and thereafter follow:

                   2001   2002   2003   2004   2005 Thereafter
                 ----------------------------------------------
                 $2,383 $8,994 $2,630 $1,718 $1,010 $1,052
                 ----------------------------------------------

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

  A summary of the cash related changes in consolidated indebtedness for the three years ended December 31, 2000 follows:

                                                2000        1999       1998
------------------------------------------------------------------------------
Cash proceeds from
   (payments of)
   short-term debt, net                      $(1,234)    $(4,140)    $   553
Cash proceeds from
   long-term debt                             10,520       5,446       3,464
Principal payments on
   long-term debt                             (5,713)    (1,489)      (1,580)
------------------------------------------------------------------------------
Total net cash changes in
   debt                                      $ 3,573/1/  $  (183)/2/ $ 2,437
------------------------------------------------------------------------------

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

                                                    2000    1999
                -------------------------------------------------
                Commercial paper/bank borrowings $ 4,538 $ 5,352
                Medium-term debt                   8,666  10,493
                Long-term debt                     2,267   4,238
                -------------------------------------------------
                Total                            $15,471 $20,083
                -------------------------------------------------

  The aggregate notional amounts of interest rate swaps by maturity date and type at December 31, 2000 and 1999 follow:

                                                     2002-   2005-
                                    2000    2001     2004    2018    Total
    ------------------------------------------------------------------------
    2000
    Pay fixed/receive variable    $    -  $1,321  $ 4,490  $1,319  $ 7,130
    Pay variable/receive variable      -   1,677        1       -    1,678
    Pay variable/receive fixed         -   1,540    4,175     948    6,663
    ------------------------------------------------------------------------
    Total                         $    -  $4,538  $ 8,666  $2,267  $15,471
    ------------------------------------------------------------------------
    Memo:
    Interest rate paid                 -    5.74%    5.95%   7.01%    6.04%
    Interest rate received             -    5.08%    5.85%   5.36%    5.55%
    ------------------------------------------------------------------------
    1999
    Pay fixed/receive variable    $2,699  $2,202  $ 6,742  $  340  $11,983
    Pay variable/receive variable    443     550        -       -      993
    Pay variable/receive fixed     2,210     718    3,544     635    7,107
    ------------------------------------------------------------------------
    Total                         $5,352  $3,470  $10,286  $  975  $20,083
    ------------------------------------------------------------------------
    Memo:
    Interest rate paid              5.94%   4.39%    5.41%   6.25%    5.42%
    Interest rate received          5.48%   5.18%    5.38%   6.75%    5.44%
    ------------------------------------------------------------------------

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

Fair Value of Financial Instruments. The estimated fair values of our financial instruments at December 31, 2000 and 1999 follow:

                                      2000              1999
            --------------------------------------------------------
                                 Carrying    Fair Carrying     Fair
                                  Amount    Value  Amount     Value
            --------------------------------------------------------
            Cash and cash
               equivalents       $ 1,741  $1,741  $   126  $   126
            Accounts receivable,
               net                 2,281   2,281    2,633    2,633
            Short-term debt        2,693   2,356    3,957    3,957
            Long-term debt        15,404   9,433   11,044   10,882
            Interest rate and
               currency swap
               agreements              -     129        -      (40)
            Forward exchange
               contracts               -     (59)       -      131
            --------------------------------------------------------

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

 14. Employee Benefit Plans

     We sponsor numerous pension and other postretirement benefit plans in our U.S. and international operations.

                                                                  Pension Benefits  Other Benefits
-----------------------------------------------------------------------------------------------------
                                                                     2000     1999     2000     1999
-----------------------------------------------------------------------------------------------------
Change in Benefit Obligation
Benefit obligation, January 1                                     $8,418   $8,040  $ 1,060  $ 1,095
Service cost                                                         167      191       24       27
Interest cost                                                        453    1,009       85       77
Plan participants' contributions                                      19       14        -        -
Plan amendments                                                        1        -        -        -
Actuarial (gain)/loss                                                 48      (79)     218      (78)
Currency exchange rate changes                                      (197)    (139)      (2)       2
Divestitures                                                         (15)       -        -        -
Curtailments                                                         (10)      (3)       -        -
Settlements                                                            -        2        -        -
Special termination benefits                                          34       11        4        2
Benefits paid                                                       (663)    (628)     (75)     (65)
-----------------------------------------------------------------------------------------------------
Benefit obligation, December 31                                    8,255    8,418    1,314    1,060
-----------------------------------------------------------------------------------------------------
Change in Plan Assets
Fair value of plan assets, January 1                               8,771    7,958        -        -
Actual return on plan assets                                         651    1,422        -        -
Employer contribution                                                 84       96       75       65
Plan participants' contributions                                      19       14        -        -
Currency exchange rate changes                                      (218)     (91)       -        -
Divestitures                                                         (18)       -        -        -
Benefits paid                                                       (663)    (628)     (75)     (65)
-----------------------------------------------------------------------------------------------------
Fair value of plan assets, December 31                             8,626    8,771        -        -
-----------------------------------------------------------------------------------------------------
Funded status (including under-funded and non-funded plans)          371      353   (1,314)  (1,060)
Unamortized transition assets                                        (15)     (36)       -        -
Unrecognized prior service cost                                       17       21       (3)      (4)
Unrecognized net actuarial (gain) loss                              (433)    (381)     120      (69)
-----------------------------------------------------------------------------------------------------
Net amount recognized                                             $  (60)  $  (43) $(1,197) $(1,133)
-----------------------------------------------------------------------------------------------------
Amounts recognized in the consolidated balance sheets consist of:
   Prepaid benefit cost                                           $  378   $  377  $     -  $     -
   Accrued benefit liability                                        (468)    (456)  (1,197)  (1,133)
   Intangible asset                                                    3        4        -        -
   Accumulated other comprehensive income                             27       32        -        -
-----------------------------------------------------------------------------------------------------
Net amount recognized                                             $  (60)  $  (43) $(1,197) $(1,133)
-----------------------------------------------------------------------------------------------------
Under-funded or non-funded plans
   Aggregate benefit obligation                                   $  348   $  497  $ 1,314  $ 1,060
   Aggregate fair value of plan assets                            $  180   $  174  $     -  $     -
-----------------------------------------------------------------------------------------------------
Weighted average assumptions as of December 31
Discount rate                                                        7.0%     7.4%     7.5%     8.0%
Expected return on plan assets                                       8.9      8.9
Rate of compensation increase                                        3.8      4.2
-----------------------------------------------------------------------------------------------------

                                            Pension Benefits     Other Benefits
--------------------------------------------------------------------------------
                                          2000     1999     1998 2000 1999 1998
--------------------------------------------------------------------------------
Components of Net Periodic Benefit Cost
Defined benefit plans
Service cost                            $ 167  $   191  $   172  $ 24 $ 27 $26
Interest cost                             453    1,009      916    85   77  72
Expected return on plan assets           (522)  (1,090)  (1,010)    -    -   -
Recognized net actuarial (gain)/loss        4       11       10     -    1   -
Amortization of prior service cost          4        8        6     -    -   -
Recognized net transition asset           (16)     (18)     (19)    -    2   -
Recognized curtailment/settlement gain    (46)      (9)     (60)    -    -   -
--------------------------------------------------------------------------------
   Net periodic benefit cost               44      102       15   109  107  98
Defined contribution plans                 14       28       32     -    -   -
--------------------------------------------------------------------------------
Total                                   $  58  $   130  $    47  $109 $107 $98
--------------------------------------------------------------------------------

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

                                     One-         One-
                                     percentage- percentage-
                                     point       point
                                     increase    decrease
-------------------------------------------------------------
Effect on total service and interest
   cost components                   $ 4         $ (3)
Effect on postretirement benefit
   obligation                        $75         $(60)
-------------------------------------------------------------

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

                                  2000 1999 1998
-------------------------------------------------
Interest on ESOP Borrowings       $24  $28  $33
-------------------------------------------------
Dividends declared on Convertible
   Preferred Stock                $53  $54  $56
-------------------------------------------------
Cash contribution to the ESOP     $49  $44  $41
-------------------------------------------------
Compensation expense              $48  $46  $44
-------------------------------------------------

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

                        2000   1999  1998
------------------------------------------
Domestic income       $  49  $1,176 $616
Foreign income (loss)  (433)    732  (37)
------------------------------------------
Income (loss) before
   income taxes       $(384) $1,908 $579
------------------------------------------

  Provisions (benefits) for income taxes from continuing operations for the three years ended December 31, 2000 consist of the following:

                                           2000 1999   1998
                    ----------------------------------------
                    Federal income taxes
                       Current           $   8  $168 $ 265
                       Deferred           (131)  166  (152)
                    Foreign income taxes
                       Current              76   124   178
                       Deferred            (77)   51  (201)
                    State income taxes
                       Current              23    52    70
                       Deferred             (8)   27   (15)
                    ----------------------------------------
                    Income taxes         $(109) $588 $ 145
                    ----------------------------------------

  A reconciliation of the U.S. federal statutory income tax rate to the effective income tax rate for continuing operations for the three years ended December 31, 2000 follows:

                                                 2000  1999  1998
               ---------------------------------------------------
               U.S. federal statutory income
                  tax rate                    (35.0)% 35.0% 35.0%
               Foreign earnings and dividends
                  taxed at different rates     40.7   (7.0) (9.0)
               Goodwill amortization            3.0     .7   1.0
               Tax-exempt income               (4.1)  (1.0) (3.0)
               State taxes                      1.6    2.7   6.2
               Audit resolutions              (32.6)     -     -
               Other                           (2.0)    .4  (5.2)
               ---------------------------------------------------
               Effective income tax rate      (28.4)% 30.8% 25.0%
               ---------------------------------------------------

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

                                              2000   1999   1998
                -------------------------------------------------
                Income taxes (benefits) on
                   income (loss) from
                   continuing operations    $(109) $ 588  $ 145
                Tax benefit included in
                   minorities' interests/1/   (20)   (20)   (20)
                Discontinued operations         -    (26)   (54)
                Goodwill                      (42)     -      -
                Common shareholders'
                   equity/2/                   39   (106)  (140)
                -------------------------------------------------
                Total                       $(132) $ 436  $ (69)
                -------------------------------------------------

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

                                                      2000     1999
             -------------------------------------------------------
             Tax effect of future tax deductions
                Depreciation                      $   386  $   385
                Postretirement medical benefits       448      438
                Restructuring reserves                143      175
                Other operating reserves              162      199
                Allowance for doubtful accounts       170      111
                Deferred compensation                 149      159
                Tax credit carryforwards              159      116
                Research and development              866      641
                Other                                 270      283
             -------------------------------------------------------
                                                  $ 2,753  $ 2,507
             -------------------------------------------------------
                Valuation allowance                   (51)     (49)
             -------------------------------------------------------
             Total                                $ 2,702  $ 2,458
             -------------------------------------------------------
             Tax effect of future taxable income
                Installment sales and leases      $  (872) $  (962)
                Deferred income                    (1,017)    (846)
                Other                                (298)    (348)
             -------------------------------------------------------
             Total                                $(2,187) $(2,156)
             -------------------------------------------------------

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

                          2000          1999
--------------------------------------------------
                      Shares Amount Shares Amount
--------------------------------------------------
Convertible Preferred
   Stock              8,260  $647   8,551  $669
--------------------------------------------------

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

Employee Stock Options                                  2000            1999            1998
---------------------------------------------------------------------------------------------------
                                                           Average         Average         Average
                                                     Stock Option    Stock Option    Stock Option
(Options in thousands)                             Options Price   Options Price   Options Price
---------------------------------------------------------------------------------------------------
Outstanding at January 1                           43,388  $42     30,344  $33     27,134  $26
Granted                                            19,338   22     19,059   51      8,980   47
Cancelled                                          (4,423)  38       (870)  47       (199)  37
Exercised                                             (70)  22     (5,145)  23     (5,571)  20
---------------------------------------------------------------------------------------------------
Outstanding at December 31                         58,233   35     43,388   42     30,344   33
---------------------------------------------------------------------------------------------------
Exercisable at end of year                         23,346          13,467           9,622
---------------------------------------------------------------------------------------------------

Options outstanding and exercisable at December 31, 2000 are as follows:

      Thousands except per-share data                          Options Outstanding             Options Exercisable
------------------------------------------------------------------------------------------------------------------------
                                                        Weighted
Range of                                                Average Remaining Weighted Average Number      Weighted Average
Exercise Prices                      Number Outstanding Contractual Life  Exercise Price   Exercisable Exercise Price
------------------------------------------------------------------------------------------------------------------------
$10.94 to $16.38                        319             8.25              $14.59                -      $    -
 16.91 to 23.25                      22,694             7.34               21.47            5,780       20.59
 25.38 to 36.70                      13,799             5.67               31.43            7,794       33.04
 41.72 to 60.95                      21,421             6.33               53.26            9,772       51.45
------------------------------------------------------------------------------------------------------------------------
$10.94 to $60.95                     58,233             6.58              $35.48           23,346      $37.66
------------------------------------------------------------------------------------------------------------------------

We do not recognize compensation expense relating to employee stock options because the excercise price of the option equals the fair value of the stock on the effective date of grant. If we had determined the compensation based on the value as determined by the modified Black-Scholes option pricing model, the pro forma net income (loss) and earnings (loss) per share woud be as follows:

                                                2000   1999  1998
------------------------------------------------------------------
Net income (loss) - as reported              $ (257) $1,339 $ 273
Net income (loss) - pro forma                  (359)  1,238   228
Basic EPS - as reported                       (0.44)   1.96  0.34
Basic EPS - pro forma                         (0.59)   1.81  0.27
Diluted EPS  - as reported                    (0.44)   1.85  0.34
Diluted EPS - pro forma                       (0.59)   1.71  0.27
------------------------------------------------------------------

These pro forma disclosures are not necessarily indicative of future amounts.
  As reflected in the pro forma amounts in the previous table, the fair value of each option granted in 2000, 1999 and 1998 was $7.50, $15.83 and $13.31, respectively. The fair value of each option granted was estimated on the date of grant using the following weighted average assumptions:

                                      2000  1999  1998
-------------------------------------------------------
Risk-free interest                    6.7%  5.1%  5.2%
Expected life in years                7.1   6.2   5.3
Expected volatility                  37.0% 28.0% 24.9%
Expected dividend yield               3.7%  1.8%  1.4%
-------------------------------------------------------

 19. Earnings per Share

     A reconciliation of the numerators and denominators of the basic and diluted EPS calculation follows:

                                      2000                     1999                  1998
--------------------------------------------------------------------------------------------------
                            Income   Shares    Per-  Income  Shares  Per-  Income   Shares  Per-
                            (Numer- (Denom-   Share (Numer- (Denom- Share  (Numer- (Denom- Share
(Shares in thousands)        ator)  inator)  Amount   ator) inator) Amount ator)   inator) Amount
--------------------------------------------------------------------------------------------------
Basic EPS
   Income (loss) from
    continuing operations   $(257)                  $1,339                 $463
   Accrued dividends
    on preferred stock,
    net                       (35)                     (38)                 (46)
Basic EPS                   $(292)  667,581 $(0.44) $1,301  663,493 $1.96  $417    658,956 $0.63
--------------------------------------------------------------------------------------------------
Diluted EPS
   Stock options and
    other incentives                                          8,727                  9,811
   ESOP Adjustment,
    net of tax                                          43   51,989
   Convertible debt, net
    of tax                                              17   13,191           3      5,287
Diluted EPS                 $(292)  667,581 $(0.44) $1,361  737,400 $1.85  $420    674,054 $0.62
--------------------------------------------------------------------------------------------------

Note: Recalculation of per-share amounts may be off by $0.01 in certain instances due to rounding.

 20. Subsequent Events

In January 2001, we transferred $898 of finance receivables to a special purpose entity for cash proceeds of $435, received from an affiliate of General Electric Capital Corporation (GE Capital), and a retained interest of $463. The proceeds were accounted for as a secured borrowing. At March 31, 2001 the balance of receivables transferred was $734 and is included in Finance receivables, net in the Consolidated Balance Sheets. The remaining secured borrowing balance of $340 is included in Debt. The total proceeds of $435 are included in the Net change in debt in the Consolidated Statements of Cash Flows. The borrowing will be repaid over 18 months and bears interest at the rate of 8.98 percent.
  In the first five months of 2001, we retired $136 of long-term debt through the exchange of 17 million shares of common stock valued at $107. The retirements resulted in a pre-tax extraordinary gain of $29 ($18 after taxes) for a net equity increase of approximately $125.
  In March 2001, we completed the sale of half of our ownership interest in Fuji Xerox to Fujifilm for $1,283 in cash. The sale resulted in a pre-tax gain of $769 ($300 after taxes). Under the agreement, Fujifilm's ownership interest in Fuji Xerox increased from 50 percent to 75 percent. While Xerox's ownership interest decreased to 25 percent, we retain rights as a minority shareholder. All product and technology agreements between us and Fuji Xerox will continue, ensuring that the two companies retain uninterrupted access to each others portfolio of patents.
  We maintain a cash position of approximately $194 in a trust account representing the par value and one years interest relating to the bonds issued by our subsidiary Xerox Finance (Nederland) BV. This cash is withdrawable upon 21 days written notice to the Trustee.
  During the first quarter of 2001, and in connection with the turnaround program, we recorded an additional pre-tax restructuring provision totaling $108 ($73 after taxes), in connection with finalized initiatives under the turnaround program. This charge includes estimated costs of $97 for severance costs associated with work force reductions related to the elimination of 1,000 positions worldwide and $11 of asset impairments. The severance costs relate to continued streamlining of existing work processes, elimination of redundant resources and the consolidation of existing activities into other existing operations.
  In April 2001, we announced the sale of our leasing businesses in four European countries to Resonia Leasing AB (Resonia) for approximately $370 in cash. The assets were sold for approximately book value and include the leasing portfolios in the respective countries, title to the underlying equipment included in the lease portfolios and certain employees and systems used in the operations of the businesses. Under the terms of the agreement Resonia will provide on-going exclusive equipment financing to Xerox customers in those countries.
  The Company's Audit Committee, in cooperation with our independent auditors, undertook an investigation of certain of the Company's accounting policies and procedures. This investigation began in April 2001 and was substantially completed by the end of May 2001, resulting in the accounting adjustments and restatements described in Note 2.
  A number of securities and other litigation is pending against the Company. See Note 16 for a description of those items including disclosure of certain related subsequent events.

21. Additional Subsequent Events (unaudited)

  Since May 30, 2001, we retired $111 of long-term debt through the exchange of 10 million shares of common stock valued at $95. The retirements resulted in a pre-tax extraordinary gain of $16 ($9 after taxes) for a net equity increase of approximately $104.

  In June 2001, the Board of Directors approved the disengagement from our small office/home office (SOHO) business. Over the next six months we will discontinue our line of personal inkjet and xerographic printers, copiers, facsimile machines and multifunction devices which are sold primarily through retail channels to small offices, home offices and personal users (consumers). We intend to sell the remaining inventory through current channels. We will continue to provide service, support and supplies, including the manufacturing of such supplies, for customers who currently own SOHO products during a phase-down period to meet customer commitments.
  Revenues from our SOHO operations were $706, $662 and $654 for the years ended December 31, 2000, 1999 and 1998, respectively. Pre-tax income (loss) was $(284), $(106) and $(43) for the years ended December 31, 2000, 1999 and 1998, respectively. Total assets of the SOHO operations as of December 31, 2000 were approximately $550 and primarily consisted of Accounts receivable, Inventories, and Land, buildings and equipment.
  The Company is currently finalizing its exit plans. The loss on disposal and other financial statement effects will be determined and disclosed in our 2001 second quarter Form 10-Q.

Quarterly Results of Operations
(Unaudited)

                                                       First Second    Third  Fourth     Full
In millions, except per-share data                   Quarter Quarter Quarter Quarter     Year
----------------------------------------------------------------------------------------------
2000/2/
Revenues                                             $4,540  $4,778  $4,503  $4,880  $18,701
Costs and Expenses                                    4,901   4,531   4,738   4,915   19,085
----------------------------------------------------------------------------------------------
Income (Loss) before Income Taxes (Benefits), Equity
   Income and Minorities' Interests                    (361)    247    (235)    (35)    (384)
Income Taxes (Benefits)                                (120)     79     (44)    (24)    (109)
Equity in Net Income of Unconsolidated Affiliates         4      46      10       1       61
Minorities' Interests in Earnings of Subsidiaries        11      12      10      10       43
----------------------------------------------------------------------------------------------
Net Income (Loss)                                    $ (248) $  202  $ (191) $  (20) $  (257)
----------------------------------------------------------------------------------------------
Basic Earnings (Loss) per Share                      $(0.39) $ 0.29  $(0.30) $(0.04) $ (0.44)
----------------------------------------------------------------------------------------------
Diluted Earnings (Loss) per Share/1/                 $(0.39) $ 0.27  $(0.30) $(0.04) $ (0.44)
----------------------------------------------------------------------------------------------
1999/2/
Revenues                                             $4,327  $4,901  $4,734  $5,605  $19,567
Costs and Expenses                                    3,928   4,364   4,232   5,135   17,659
----------------------------------------------------------------------------------------------
Income before Income Taxes, Equity Income and
   Minorities' Interests                                399     537     502     470    1,908
Income Taxes                                            122     161     157     148      588
Equity in Net Income of Unconsolidated Affiliates        10      24       5      29       68
Minorities' Interests in Earnings of Subsidiaries         8      13      14      14       49
----------------------------------------------------------------------------------------------
Net Income                                           $  279  $  387  $  336  $  337  $ 1,339
----------------------------------------------------------------------------------------------
Basic Earnings per Share                             $ 0.41  $ 0.57  $ 0.49  $ 0.49  $  1.96
----------------------------------------------------------------------------------------------
Diluted Earnings per Share/1/                        $ 0.39  $ 0.53  $ 0.46  $ 0.46  $  1.85
----------------------------------------------------------------------------------------------

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


/s/ KPMG LLP
KPMG LLP
Stamford, Connecticut
May 30, 2001

Five Years in Review

(Dollars in millions, except per-share data)                           2000*    1999*    1998*    1997*    1996*
------------------------------------------------------------------------------------------------------------------
Per-Share Data
Earnings (loss) from continuing operations
   Basic                                                            $ (0.44) $  1.96  $  0.63  $  2.01  $  1.75
   Diluted                                                            (0.44)    1.85     0.62     1.89     1.64
Dividends declared                                                     0.65     0.80     0.72     0.64     0.58
------------------------------------------------------------------------------------------------------------------
Operations
Revenues/1/                                                         $18,701  $19,567  $19,593  $18,225  $17,609
Research and development expenses                                     1,044      992    1,035    1,065    1,044
Income (loss) from continuing operations                               (257)   1,339      463    1,359    1,191
Net income (loss)                                                      (257)   1,339      273    1,359    1,191
------------------------------------------------------------------------------------------------------------------
Financial Position
Accounts and finance receivables, net                               $15,335  $15,652  $16,618  $14,323  $13,395
Inventories, net                                                      1,932    2,290    2,504    2,058    1,972
Equipment on operating leases, net                                      724      695      797      760      704
Land, buildings and equipment, net                                    2,495    2,456    2,366    2,377    2,256
Investment in discontinued operations                                   534      702    1,670    3,025    4,398
Total assets                                                         29,475   28,531   29,628   27,582   26,819
Consolidated capitalization
   Short-term debt                                                    2,693    3,957    4,104    3,707    3,536
   Long-term debt                                                    15,404   11,044   11,003    8,946    8,697
------------------------------------------------------------------------------------------------------------------
      Total debt                                                     18,097   15,001   15,107   12,653   12,233
  Deferred ESOP benefits                                               (221)    (299)    (370)    (434)    (494)
  Minorities' interests in equity of subsidiaries                       141      127      124      127      843
  Obligation for equity put options                                      32        -        -        -        -
  Company-obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely subordinated debentures of the
     Company                                                            638      638      638      637        -
  Preferred stock                                                       647      669      687      705      721
  Common shareholders' equity                                         3,493    4,648    4,633    4,877    4,352
  Total capitalization/3/                                            22,827   20,784   20,819   18,565   17,655
------------------------------------------------------------------------------------------------------------------
Selected Data and Ratios
Common shareholders of record at year-end                            59,874   55,297   52,048   54,689   55,908
Book value per common share/2/                                      $  5.20  $  6.96  $  7.01  $  7.43  $  6.69
Year-end common stock market price                                  $  4.63  $ 22.69  $ 59.00  $ 36.94  $ 26.31
Employees at year-end                                                92,500   94,600   92,700   91,500   86,700
Working capital                                                     $ 6,754  $ 3,885  $ 3,932  $ 3,026  $ 2,925
Current ratio                                                           2.1      1.5      1.5      1.4      1.4
Additions to land, buildings and equipment                          $   452  $   594  $   566  $   520  $   510
Depreciation on buildings and equipment                             $   417  $   416  $   362  $   400  $   372
------------------------------------------------------------------------------------------------------------------

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

Patricia A. Cusick
Vice President and
Chief Information Officer
Worldwide Business Services

J. Michael Farren
Vice President
External Affairs

Anthony M. Federico
Vice President
General Manager, Production Solutions Business Team
Global Solutions Group

Eunice M. Filter
Vice President, Treasurer and Secretary

Emerson U. Fullwood
Vice President
President, Latin America
Regional Operations
Developing Markets Operations

William R. Goode
Vice President
Deputy Managing Director, European Solutions Group

James H. Lesko
Vice President
President, Xerox Supplies Group
Worldwide Business Services

Rafik O. Loutfy
Vice President
Center Manager, Xerox Canada
Research Centre
Xerox Research and Technology

Jean-Noel Machon
Vice President
President, European Solutions Group

Diane E. McGarry
Vice President
Operations Support,
Office of the President and
Chief Operating Officer

James J. Miller
Vice President
General Manager, Small Office / Home Office Business Group

Patricia M. Nazemetz
Vice President
Human Resources

Russell Y. Okasako
Vice President
Taxes

Ronald E. Rider
Vice President
Center Manager, Digital Imaging
Technology Center
Xerox Research and Technology

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


Directors

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

Xerox Common Stock Prices and Dividends

                 -------------------------------------------------
                 New York Stock Exchange composite prices

                                   First  Second   Third  Fourth
                 2000             Quarter Quarter Quarter Quarter
                 -------------------------------------------------
                 High             $29.75  $29.31  $20.38  $15.31
                 Low               20.13   17.75   14.75    4.44
                 Dividends Paid   $ 0.20  $ 0.20  $ 0.20  $ 0.20
                 -------------------------------------------------

                                 First  Second   Third  Fourth
                 1999           Quarter Quarter Quarter Quarter
                 -----------------------------------------------
                 High           $63.00  $63.69  $59.75  $42.81
                 Low             51.63   52.50   40.50   19.88
                 Dividends Paid $ 0.18  $ 0.20  $ 0.20  $ 0.20
                 -----------------------------------------------

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