Form 10-K/A, Exhibit 13
period 2001-12-31
XEROX CORP
filed 2002-07-11
CIK 108772

                                                                      EXHIBIT 13

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

Other Expenses, Net. Other expenses, net for the three years ended December 31, 2001 were as follows:

                                                                                  2001       2000       1999
                                                                                  ----       ----       ----
                                                                                         Restated   Restated
                                                                                       (in millions)
Non-financing interest expense .............................................    $  446     $  592     $  407
Currency gains, net ........................................................       (29)      (103)        (7)
Amortization of goodwill and intangibles ...................................        94         86         50
Business divestiture and asset sale (gains) losses .........................        10        (67)       (78)
Interest income ............................................................      (101)       (77)       (20)
Year 2000 costs ............................................................        --          2         47
All other, net .............................................................        53         91        108
                                                                                ------     ------     ------
    Total ..................................................................    $  473     $  524     $  507
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

The following is a summary of EBITDA, operating and other cash flows for the years ended December 31, 2001, 2000 and 1999:

                                                                                2001              2000             1999
                                                                                ----              ----             ----
                                                                                                Restated          Restated
                                                                                                --------          --------
Non-financing revenues                                                        $ 15,879          $ 17,589          $ 17,820
Non-financing cost of sales                                                     10,050            11,233            10,529
                                                                              --------          --------          --------
     Non-financing gross profit                                                  5,829            6,356             7,291
Research and development expense                                                  (997)          (1,064)           (1,020)
Selling, administrative and general expenses                                    (4,728)          (5,518)           (5,204)
Depreciation and amortization expense, excluding goodwill and                    1,238            1,158             1,040
                                                                              --------          --------          --------
intangibles
     Adjusted EBITDA                                                             1,342          $    932             2,107
Working capital and other changes                                                  794               694              (319)
On-Lease equipment spending                                                       (271)             (506)             (387)
Capital spending                                                                  (219)             (452)             (594)
Restructuring payments                                                            (484)             (387)             (441)
                                                                              --------          --------          --------
     Operating Cash Flow*                                                        1,162               281               366
Interest payments                                                               (1,074)           (1,050)             (848)
Financing cash flow                                                              1,374               494               292
Debt borrowings (repayments), net                                               (1,242)            2,917               793
Net proceeds from Trust Preferred Securities                                       775                 -                 -
Dividends and other non-operating items                                           (541)             (808)             (508)
Proceeds from sales of businesses                                                1,768               640                65
Acquisitions                                                                        18              (856)             (107)
                                                                              --------          --------          --------
     Net Increase in Cash                                                     $  2,240          $  1,618          $     53
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

             CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

                                                                                        Accumulated
                                                    Common Common Additional               Other      Treasury  Treasury
                                                    Stock  Stock    Paid-In   Retained Comprehensive    Stock     Stock
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

The following table summarizes the activity in the restructuring reserves for the two years ended December 31, 2001:

                                            1999                                2000                                     2001
                                           Balance Provision Reversal  Charges Balance Provision Reversals  Charges    Balance
                                           ------- --------- --------  ------- ------- --------- ---------  -------    -------
Turnaround Program:
  Severance and related costs ...........  $  --    $  71    $  --    $  --    $  71   $  364    $ (25)     $ (211)    $ 199
  Lease cancellation and other costs ....     --       --       --       --       --       37       (1)         (4)       32
                                           -----    -----    -----    -----    -----   ------    -----      ------     -----
    Subtotal ............................     --       71       --       --       71      401      (26)       (215)      231
Currency changes ........................     --       --       --       --       --       --       --          (8)       (8)
                                           -----    -----    -----    -----    -----   ------    -----      ------     -----
Total ...................................     --       71       --       --       71      401      (26)       (223)      223
                                           -----    -----    -----    -----    -----   ------    -----      ------     -----

SOHO Disengagement:
  Severance and related costs ...........     --       --       --       --       --       37      (11)        (12)       14
  Lease cancellation and other costs ....     --       --       --       --       --       64      (15)        (39)       10
                                           -----    -----    -----    -----    -----   ------    -----      ------     -----
    Subtotal ............................     --       --       --       --       --      101      (26)        (51)       24
Currency changes ........................     --       --       --       --       --       --       --          (1)       (1)
                                           -----    -----    -----    -----    -----   ------    -----      ------     -----
Total ...................................     --       --       --       --       --      101      (26)        (52)       23
                                           -----    -----    -----    -----    -----   ------    -----      ------     -----

March 2000 Restructuring:
  Severance and related costs ...........     --      424      (97)    (151)     176       68      (17)       (183)       44
  Lease cancellation and other ..........     --       35      (23)     (10)       2        2       --          (4)       --
                                           -----    -----    -----    -----    -----   ------    -----      ------     -----
    Subtotal ............................     --      459     (120)    (161)     178       70      (17)       (187)       44
Currency changes ........................     --       --       --      (15)     (15)      --       --         (17)      (32)
                                           -----    -----    -----    -----    -----   ------    -----      ------     -----
Total ...................................     --      459     (120)    (176)     163       70      (17)       (204)       12

1998 Restructuring:
  Severance and related costs ...........    334        6       (5)    (197)     138       10       (8)        (40)      100
  Lease cancellation and other costs ....     50       --       --      (29)      21        5       --         (12)       14
                                           -----    -----    -----    -----    -----   ------    -----      ------     -----
    Subtotal ............................    384        6       (5)    (226)     159       15       (8)        (52)      114
Currency changes ........................    (45)      --       --      (21)     (66)      --       --         (24)      (90)
                                           -----    -----    -----    -----    -----   ------    -----      ------     -----
Total ...................................    339        6       (5)    (247)      93       15       (8)        (76)       24
                                           =====    =====    =====    =====    =====   ======    =====      ======     =====
Total of all programs ...................  $ 339      536     (125)   $(423)   $ 327   $  587      (77)     $ (555)    $ 282
                                           -----    -----    -----    -----    -----   ------    -----      ------     -----
Total asset impairments .................              64       --                        205       --
                                                    -----    -----                     ------    -----
Subtotal ................................           $ 600     (125)                    $  792      (77)
                                                    -----    -----                     ------    -----

Total restructuring and asset
  impairment provision ..................                    $ 475                               $ 715
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

Long-Term Debt. A summary of long-term debt by final contractual maturity date at December 31, 2001 and 2000 follows:

                                                                                        Weighted
                                                                                     Average Interest
                                                                                        Rates at
                                                                                        12/31/01          2001        2000
                                                                                        --------          ----        ----
U.S. Operations
Xerox Corporation (parent company)
   Guaranteed ESOP notes due 2001-2003 ........................................          7.22%          $   135     $    221
Notes due 2001 ................................................................            --                --          687
Yen notes due 2001 ............................................................            --                --           50
Notes due 2002 ................................................................          6.13               300          330
Notes due 2003 ................................................................          5.65               896        1,313
Notes due 2004 ................................................................          7.15               197          200
Euro notes due 2004 ...........................................................          3.50               266          283
Notes due 2006 ................................................................          7.25                15           25
Notes due 2007 ................................................................          7.38                25           25
Notes due 2008 ................................................................          2.01                25           25
Notes due 2011 ................................................................          7.01                50           50
Notes due 2016 ................................................................          7.20               255          250
Convertible notes due 2018 ....................................................          3.63               600          617
Secured borrowings/(1)/ due 2002-2005 .........................................          5.06             1,639          419
Revolving credit agreement/(2)/ ...............................................          2.73             4,675        4,400
Other debt due 2000-2018 ......................................................          8.73                93          185
                                                                                         ----           -------     --------
    Subtotal ..................................................................                           9,171        9,080
                                                                                                        -------     --------
 Xerox Credit Corporation
Notes due 2001 ................................................................            --                --          326
Notes due 2002 ................................................................          6.62               229          229
Yen notes due 2002 ............................................................          0.80               381          437
Notes due 2003 ................................................................          6.61               465          460
Yen notes due 2005 ............................................................          1.50               762          904
Yen notes due 2007 ............................................................          2.00               231          270
Notes due 2008 ................................................................          6.40                25           25
Notes due 2012 ................................................................          7.10               125          125
Notes due 2013 ................................................................          6.50                60           60
Notes due 2014 ................................................................          6.06                50           50
Notes due 2018 ................................................................          7.00                25           25
Secured borrowings/(1)/ due 2001-2003 .........................................          2.32               154          325
Revolving credit agreement/(2)/ ...............................................          2.29             1,020        1,020
Floating rate notes due 2048 ..................................................            --                --           60
                                                                                         ----           -------     --------
    Subtotal ..................................................................                           3,527        4,316
                                                                                                        -------     --------
         Total U.S. operations ................................................                         $12,698     $ 13,396
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

                                                            Pension Benefits                 Other Benefits
                                                            ----------------                 --------------
                                                       2001       2000       1999       2001      2000      1999
                                                       ----       ----       ----       ----      ----      ----
Components of Net Periodic Benefit Cost
Defined benefit plans
Service cost .....................................   $   174    $   167    $   191    $    28   $    24   $    27
Interest cost/(1)/ ...............................      (184)       453      1,009         99        85        77
Expected return on plan assets/(2)/ ..............        81       (522)    (1,090)       --        --        --
Recognized net actuarial loss ....................         7          4         11          3       --          1
Amortization of prior service cost ...............         9          4          8        --        --        --
Recognized net transition asset ..................       (14)       (16)       (18)       --        --          2
Recognized curtailment/settlement (gain) loss ....        26        (46)        (9)       --        --        --
                                                     -------    -------    -------    -------   -------   -------
    Net periodic benefit cost ....................        99         44        102        130       109        107
Defined contribution plans .......................        21         14         28        --        --        --
                                                     -------    -------    -------    -------   -------   -------
Total ............................................   $   120    $    58    $   130    $   130   $   109   $   107
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

A reconciliation of the numerators and denominators of the basic and diluted EPS calculation follows:

                                             2001                          2000                       1999
                                             ----                          ----                       ----
                                                                         Restated                    Restated
                                                                          Note 2                      Note 2
                                                      Per-                         Pre-                          Per-
                                                      Share                        Share                         Share
                                   Income   Shares   Amount     Income    Shares  Amount    Income    Shares    Amount
                                   ------   ------   ------     ------    ------  ------    ------    ------    ------
                                                                 (Shares in thousands)
Basic EPS
  Net (loss) income before
    extraordinary gain
    and cumulative effect
    of change in
    accounting principle  .......    (109)                       $(273)                        $844
  Accrued dividends on
    preferred stock, net ........  $  (12)                       $ (46)                         (46)
                                   ------   -------    ------    -----    -------  -------     ----   -------    -----
Basic EPS before
  extraordinary gain
  and cumulative effect of
  change in accounting
   principle ....................  $ (121)  704,181    $(0.17)   $(319)   667,581  $ (0.48)    $798   663,173    $1.20
Extraordinary gain ..............      40   704,181      0.05
Cumulative effect of
  change in accounting
  principle .....................      (2)  704,181        --
                                   ------   -------    ------    -----    -------  -------     ----   -------    -----
Basic EPS .......................  $  (83)  704,181    $(0.12)   $(319)   667,581  $ (0.48)    $798   663,173    $1.20
                                   ------   -------    ------    -----    -------  -------     ----   -------    -----
Diluted EPS
  Stock options and other
    incentives ..................                                                                       8,727
  ESOP Adjustment, net
    of tax ......................                                                                51    51,989
  Convertible debt, net of
    tax                                                                                           3     5,287
                                   ------   -------    ------    -----    -------  -------     ----   -------    -----
Diluted EPS .....................    $(83)  704,181    $(0.12)   $(319)   667,581  $ (0.48)    $852   729,176    $1.17
                                   ======   =======    ======    =====    =======  =======     ====   =======    =====

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

QUARTERLY RESULTS OF OPERATIONS (Unaudited)  In millions, except per-share data

                                                                        First      Second       Third      Fourth       Full
                                                                       Quarter     Quarter     Quarter     Quarter      Year
                                                                       -------     -------     -------     -------      ----
                                                                      Restated    Restated    Restated
2001                                                                   Note 2      Note 2      Note 2
Revenues ..........................................................   $  4,291    $  4,283    $  4,052    $  4,382    $ 17,008
Costs and Expenses ................................................      3,645       4,555       4,150       4,293      16,643
                                                                      --------    --------    --------    --------    --------
Income (Loss) before Income Taxes (Benefits), Equity Income,
  Minorities' Interests, Extraordinary Gain, and Cumulative
  Effect of Change in Accounting Principle ........................        646        (272)        (98)         89         365
Income taxes (benefits) ...........................................        430        (132)        (74)        261         485
Equity in net income of unconsolidated affiliates .................          3          31         --           19          53
Minorities' interests in earnings of subsidiaries .................         (7)        (10)         (9)        (16)        (42)
(Loss) Income before Extraordinary Gain and Cumulative Effect
  of Change in Accounting Principle ...............................        212        (119)        (33)       (169)       (109)
Extraordinary gain, net of taxes ..................................         17          18           1           4          40
Cumulative effect of change in accounting principle ...............         (2)         --          --          --          (2)
                                                                      --------    --------    --------    --------    --------
Net (Loss) Income .................................................   $    227    $   (101)   $    (32)   $   (165)   $    (71)
                                                                      --------    --------    --------    --------    --------
Basic (Loss) Earnings per Share ...................................   $   0.32    $  (0.14)   $  (0.05)   $  (0.23)   $  (0.12)
                                                                      --------    --------    --------    --------    --------
Diluted (Loss) Earnings per Share/(2)/ ............................   $   0.29    $  (0.14)   $  (0.05)   $  (0.23)   $  (0.12)
                                                                      --------    --------    --------    --------    --------
                                                                                                          Restated     Restated
2000                                                                                                       Note 2       Note 2
Revenues ..........................................................   $  4,558    $  4,765    $  4,474    $  4,954    $ 18,751
Costs and Expenses ................................................      4,933       4,566       4,608       5,011      19,118
                                                                      --------    --------    --------    --------    --------
Income (Loss) before Income Taxes (Benefits), Equity Income,
  Minorities' Interests, Extraordinary Gain, and Cumulative
  Effect of Change in Accounting Principle ........................       (375)        199        (134)        (57)       (367)
Income taxes (benefits) ...........................................       (143)         77         305        (309)        (70)
Equity in net income of unconsolidated affiliates .................          5          47          11           3          66
Minorities' interests in earnings of subsidiaries .................        (11)        (11)        (10)        (10)        (42)
                                                                      --------    --------    --------    --------    --------
Net (Loss) Income .................................................   $   (238)   $    158    $   (438)   $    245    $   (273)
                                                                      ========    ========    ========    ========    ========
Basic (Loss) Earnings per Share ...................................   $  (0.37)   $   0.22    $  (0.67)   $   0.35    $  (0.48)
                                                                      ========    ========    ========    ========    ========
Diluted (Loss) Earnings per Share/(2)/ ............................   $  (0.37)   $   0.21    $  (0.67)   $   0.32    $  (0.48)
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