Form 10-K, Exhibit 13
period 2002-12-31
XEROX CORP
filed 2003-03-31
CIK 108772

                                                                      Exhibit 13

                             INDEX TO ANNUAL REPORT

Report of Management

Management's Discussion and Analysis of Results of Operations and Financial
 Condition
     Introduction
     Financial Overview
Application of Critical Accounting Policies
     Summary of Total Company Results
         Revenues
         Revenues by Type
         Gross Margin
         Employee Stock Ownership Plan
         Research and Development
         Selling, Administrative and General Expenses
         Restructuring Programs
         Other Expenses, Net
         Gain on Affiliate's Sale of Stock
         Income Taxes
         Equity in Net Income of Unconsolidated Affiliates
         Minorities Interests in Earnings of Subsidiaries
         Manufacturing Outsourcing
         Divestitures and Other Sales
         Acquisitions
         Business Performance by Segment
     New Accounting Standards
     Capital Resources and Liquidity
         Cash Flow Analysis
         Capital Structure and Liquidity
         Liquidity, Financial Flexibility and Funding Plans
         Contractual Cash Obligations and Other Commercial Commitments and
           Contingencies
         Financial Risk Management
     Forward-Looking Cautionary Statements

Audited Consolidated Financial Statements
     Report of Independent Accountants
     Consolidated Statements of Income
     Consolidated Balance Sheets
     Consolidated Statements of Cash Flows
     Consolidated Statements of Common Shareholders' Equity

Notes to Consolidated Financial Statements
     1.  Summary of Significant Accounting Policies
     2.  Restructuring Programs
     3.  Acquisitions
     4.  Divestitures and Other Sales
     5.  Receivables, Net
     6.  Inventories and Equipment on Operating Leases, Net
     7.  Land, Buildings and Equipment, Net
     8.  Investments in Affiliates, at Equity
     9.  Segment Reporting
     10. Net Investment in Discontinued Operations
     11. Debt
     12. Financial Instruments
     13. Employee Benefit Plans
     14. Income and Other Taxes
     15. Litigation, Regulatory Matters and Other Contingencies
     16. Preferred Securities
     17. Common Stock
     18. Earnings Per Share
     19. Financial Statements of Subsidiary Guarantors

Other data
     Quarterly Results of Operations
     Five Years in Review
     Certifications Pursuant to Rule 13a - 14 under the Securities Exchange Act of 1934, as amended

                              REPORT OF MANAGEMENT

Our management is responsible for the integrity and objectivity of all information presented in this annual report. The consolidated financial statements were prepared in conformity with generally accepted accounting principles in the United States of America and include amounts based on management's best estimates and judgments.

We maintain an internal control structure designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that financial records are adequate and can be relied upon to produce financial statements in accordance with generally accepted accounting principles. This structure includes the hiring and training of qualified people, written accounting and control policies and procedures, clearly drawn lines of accountability and delegations of authority. In a business ethics policy that is communicated annually to all employees, we have established our intent to adhere to the highest standards of ethical conduct in all of our business activities.

We monitor our internal control structure with direct management reviews and a comprehensive program of internal audits. In addition, PricewaterhouseCoopers LLP, independent accountants, have audited the 2002, 2001 and 2000 consolidated financial statements and have considered the internal controls over financial reporting to the extent they considered necessary, in order to determine their audit procedures for the purpose of expressing an opinion on our consolidated financial statements.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets regularly with the independent accountants, the internal auditors and representatives of management to review audits, financial reporting and internal control matters, as well as the nature and extent of the audit effort. The Audit Committee also recommends the engagement of the independent accountants. The independent accountants and internal auditors have free access to the Audit Committee.

   /s/ Anne M. Mulcahy        /s/ Lawrence A. Zimmerman     /s/ Gary R. Kabureck
----------------------------  -------------------------     --------------------
       Anne M. Mulcahy          Lawrence A. Zimmerman         Gary R. Kabureck
Chairman and Chief Executive    Senior Vice President       Assistant Controller
         Officer                 and Chief Financial        and Chief Accounting
                                       Officer                     Officer

  Management's Discussion and Analysis of Results of Operations and Financial
                                   Condition

Throughout this document, references to "we," "our" or "us" refer to Xerox Corporation and its subsidiaries.

Introduction:

This Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") describes the matters that we consider to be important to understanding the results of our operations for each of the three years in the period ended December 31, 2002 and our capital resources and liquidity as of December 31, 2002 and 2001. Our discussion begins with an overview of our financial performance for the last three years and is followed by a review of the critical accounting judgments and estimates that we have made which we believe are most important to an understanding of our MD&A and our consolidated financial statements. These are the critical accounting policies that affect the recognition and measurement of our transactions and the balances in our consolidated financial statements. We then analyze the results of our operations for the last three years, including the trends in the overall business and our operating segments, followed by brief reference to where you can find more information on recent accounting pronouncements which we adopted during the year, as well as those not yet adopted that are expected to have an impact on our financial accounting practices. We conclude our MD&A with a discussion of our cash flows and liquidity, capital markets events and transactions, credit ratings, our new credit facility, derivatives, contractual commitments and related issues and important forward-looking cautionary statements.

Financial Overview:

In 2002, we returned to profitability, significantly strengthened our balance sheet and launched 17 new products, making the year one of our strongest ever for new products. Our results demonstrate effective execution to-date of our Turnaround Program, which we announced in October 2000. Our Turnaround Program has focused on improving liquidity, stabilizing our operations and significantly reducing our cost base in order to improve our competitiveness. By the end of 2002, we had sold assets totaling approximately $2.7 billion, implemented actions to reduce our annualized costs by approximately $1.7 billion and returned each of our core business segments to profitability. During this period we also transitioned a portion of our equipment financing to third parties in some geographies and implemented a strategy to securitize our finance receivables.

Throughout 2002, the worldwide economic environment and information technology spending remained weak, however our equipment sales and revenue declines moderated, reflecting the success of our new products launched during the year. Improved gross margins and reduced selling, administrative and general expenses, reflect benefits from our cost base reductions, our focus on more profitable revenue and our exit from certain businesses. While we reduced our overall cost base, we continued to invest in research and development, prioritizing our investments in the faster growing areas of our market. We strengthened our balance sheet and liquidity by generating operating cash flows of $1.9 billion, repaying debt of $3.2 billion, negotiating a new credit facility and securitizing almost half our finance receivables by the end of 2002.

Net income for 2002 of $91 million, or 2 cents per diluted share, included after-tax asset impairment and restructuring charges of $471 million ($670 million pre-tax), primarily associated with our Fourth Quarter 2002 Restructuring Program, a pre-tax and after-tax charge of $63 million for impaired goodwill and an after-tax charge of $72 million ($106 million pre-tax) for permanently impaired internal-use capitalized software, partially offset by $105 million of tax benefits arising from the favorable resolution of a foreign tax audit and tax law changes, as well as a favorable adjustment to compensation expense $31 million ($33 million pre-tax), that was previously accrued in 2001, associated with the reinstatement of dividends for our Employee Stock Ownership Plan ("ESOP").

The 2001 net loss of $94 million, or 15 cents per diluted share, included $507 million of after-tax charges ($715 million pre-tax) for restructuring and asset impairments associated with our Turnaround Program including our disengagement from our worldwide Small Office/Home Office ("SOHO") business. 2001 results also included a $304 million after-tax gain ($773 million pre-tax) from the sale of half of our interest in Fuji Xerox, a $38 million after-tax gain ($63 million pre-tax) related to the early retirement of debt, $21 million of after-tax gains ($29 million pre-tax) associated with unhedged foreign currency partially offset by $31 million ($33 million pre-tax) of increased compensation expense associated with the suspension of dividends for our ESOP and after-tax goodwill amortization of $59 million ($63 million pre-tax).

The $273 million net loss in 2000, or 48 cents per diluted share, was largely attributable to $339 million of after-tax charges ($475 million pre-tax) for restructuring and asset impairments and our $37 million share of a Fuji Xerox restructuring charge, partially offset by after-tax gains of $119 million ($200 million pre-tax) from the sale of our China operations and $69 million of after-tax gains ($103 million pre-tax) from unhedged foreign currency.

Application of Critical Accounting Policies:

In preparing our consolidated financial statements and accounting for the underlying transactions and balances, we apply accounting policies that are described in the Notes to the Consolidated Financial Statements. We consider the policies discussed below as critical to understanding our consolidated financial statements, as their application places the most significant demands on our management's judgment, since financial reporting results rely on estimates of the effects of matters that are inherently uncertain. Specific risks associated with these critical accounting policies are described in the following paragraphs. The impacts and significant risks associated with these policies on our business operations are discussed throughout this MD&A where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, see Note 1 to the Consolidated Financial Statements. Senior management has discussed the development and selection of the critical accounting policies, estimates and related disclosures, included herein, with the Audit Committee of the Board of Directors. Preparation of this annual report requires that we make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities as of the date of our financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. Changes in assumptions and estimates are reflected in the period in which they occur. The impact of such changes could be material to the results of operations in any future period.

Revenue Recognition Under Bundled Arrangements: We sell most of our products and services under bundled contract arrangements, which contain multiple deliverable elements. These contractual lease arrangements typically include equipment, service, supplies and financing components for which the customer pays a single negotiated price for all elements. These arrangements typically also include a variable component for page volumes in excess of contractual minimums, which are often expressed in terms of price per page, which we refer to as the "cost per copy." In a typical bundled arrangement, our customer is quoted a fixed minimum monthly payment for 1) the equipment, 2) the associated services and other executory costs and 3) the financing element. The fixed minimum monthly payments are multiplied by the number of months in the contract term to arrive at the total fixed minimum payments that the customer is obligated to make ("fixed payments") over the lease term. The payments associated with page volumes in excess of the minimums are contingent on whether or not such minimums are exceeded ("contingent payments"). The minimum contractual committed copy volumes are typically negotiated to equal the customer's estimated copy volume at lease inception. In applying our lease accounting methodology, we consider the fixed payments for purposes of allocating to the fair value elements of the contract. We do not consider the contingent payments for purposes of allocating to the elements of the contract or recognizing revenue on the sale of the equipment, given the inherent uncertainties as to whether such amounts will ever be received. Contingent payments are recognized as revenue in the period when the customer exceeds the minimum copy volumes specified in the contract.

When separate prices are listed in multiple element customer contracts, such prices may not be representative of the fair values of those elements, because the prices of the different components of the arrangement may be modified through customer negotiations, although the aggregate consideration may remain the same. Therefore, revenues under these arrangements are allocated based upon estimated fair values of each element. Our revenue allocation methodology first begins by determining the fair value of the service component, as well as other executory costs and any profit thereon and second, by determining the fair value of the equipment based on comparison of the equipment values in our accounting systems to a range of cash selling prices or, if applicable, other verifiable objective evidence of fair value. We perform extensive analyses of available verifiable objective evidence of equipment fair value based on cash selling prices during the applicable period. The cash selling prices are compared to the range of values included in our lease accounting systems. The range of cash selling prices must support the reasonableness of the lease selling prices, taking into account residual values that accrue to our benefit, in order for us to determine that such lease prices are indicative of fair value. Our interest rates are developed based upon a variety of factors including local prevailing rates in the marketplace and the customer's credit history, industry and credit class. These rates are recorded within our pricing systems. The resultant implicit interest rate, which is the same as our pricing interest rate, unless adjustment to equipment values is required, is then compared to fair market value rates to assess the reasonableness of the fair value allocations to the multiple elements.

Revenue Recognition for Leases: Our accounting for leases involves specific determinations under Statement of Financial Accounting Standards No. 13 "Accounting for Leases" ("SFAS No. 13") which often involve complex provisions and significant judgments. The two primary criteria of SFAS No. 13 which we use to classify transactions as sales-type or operating leases are (1) a review of the lease term to determine if it is equal to or greater than 75 percent of the economic life of the equipment and (2) a review of the minimum lease payments to determine if they are equal to or greater than 90 percent of the fair market value of the equipment. Under our current product portfolio and business strategies, a non-cancelable lease of 45 months or more generally qualifies as a sale. Certain of our lease contracts are customized for larger customers, which results in complex terms and conditions and requires significant judgment in applying the above criteria. In addition to these, there are also other important criteria that are required to be assessed, including whether collectibility of the lease payments is reasonably predictable and whether there are important uncertainties related to costs that we have yet to incur with respect to the lease. In our opinion, our sales-type lease portfolios contain only normal credit and collection risks and have no important uncertainties with respect to future costs. Our leases in our Latin America operations have historically been recorded as operating leases since a majority of these leases are terminated significantly prior to the expiration of the contractual lease term. Specifically, because we generally do not collect the receivable from the initial transaction upon termination or during any subsequent lease term, the recoverability of the lease investment is deemed not to be predictable at lease inception. We continue to evaluate economic, business and political conditions in the Latin American region to determine if certain leases will qualify as sales type leases in future periods.

The critical estimates and judgments that we consider with respect to our lease accounting, are the determination of the economic life and the fair value of equipment, including the residual value. Those estimates are based upon historical experience with all our products. For purposes of estimating the economic life, we consider the most objective measure of historical experience to be the original contract term, since most equipment is returned by lessees at or near the end of the contracted term. The estimated economic life of most of our products is five years since this represents the most frequent contractual lease term for our principal products and only a small percentage of our leases are for original terms longer than five years. We believe that this is representative of the period during which the equipment is expected to be economically usable, with normal service, for the purpose for which it is intended. We continually evaluate the economic life of both existing and newly introduced products for purposes of this determination. Residual values are established at lease inception using estimates of fair value at the end of the lease term. Our residual values are established with due consideration to forecasted supply and demand for our various products, product retirement and future product launch plans, end of lease customer behavior, remanufacturing strategies, used equipment markets if any, competition and technological changes.

The vast majority of our leases that qualify as sales-type are non-cancelable and include cancellation penalties approximately equal to the full value of the leased equipment. Certain of our governmental contracts may have cancellation provisions or renewal clauses that are required by law, such as 1) those dependant on fiscal funding outside of a governmental unit's control, 2) those that can be cancelled if deemed in the taxpayer's best interest or 3) those that must be renewed each fiscal year, given limitations that may exist on entering multi-year contracts that are imposed by statute. In these circumstances and in accordance with the relevant accounting literature, we carefully evaluate these contracts to assess whether cancellation is remote or the renewal option is reasonably assured of exercise because of the existence of substantive economic penalties for the customer's failure to renew. Certain of our commercial contracts for multiple units of equipment may include clauses that allow for a return of a limited portion of such equipment (up to 10% of the value of equipment). These return clauses are only available in very limited circumstances as negotiated at lease inception. We account for our estimate of equipment to be returned under these contracts as operating leases.

Aside from the initial lease of equipment to our customers, we may enter subsequent transactions with the same customer whereby we extend the term. We evaluate the classification of lease extensions of sales-type leases using the originally determined economic life for each product. There may be instances where we have lease extensions for periods that are within the original economic life of the equipment. These are accounted for as sales-type leases only when the extensions occur in the last three months of the lease term and they otherwise meet the appropriate criteria of SFAS 13. All other lease extensions of this type are accounted for as direct financing leases. We generally account for lease extensions that go beyond the economic life as operating leases because of important uncertainties as to the amount of servicing and repair costs that we may incur.

Accounts and Finance Receivables Allowance for Doubtful Accounts and Credit
Losses: We perform ongoing credit evaluations of our customers and adjust credit limits based upon customer payment history and current creditworthiness. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience credit loss rates similar to those we have experienced in the past. Measurement of such losses requires consideration of historical loss experience, including the need to adjust for current conditions, and judgments about the probable effects of relevant observable data, including present economic conditions such as delinquency rates and financial health of specific customers. We recorded $353 million, $506 million and $613 million in the Consolidated Statements of Income for provisions for doubtful accounts for both our accounts and finance receivables for the years ended December 31, 2002, 2001 and 2000, respectively, of which $332 million, $438 million and $472 million were included in selling, administrative and general expenses for such years, respectively. The declining trend in our provision for doubtful accounts was primarily due to improved customer administration, collection practices and credit approval policies, as well as our revenue declines.

Historically, about half of the provision for doubtful accounts relates to our finance receivables portfolio. This provision is inherently more difficult to estimate than the provision for trade accounts receivable because the underlying lease portfolio has an average maturity, at any time, of approximately two to three years and contains past due billed amounts, as well as unbilled amounts. Estimated credit quality of any given customer and class of customer or geographic location can significantly change during the life of the portfolio. We consider all available information in our quarterly assessments of the adequacy of the provision for doubtful accounts.

Provisions for Excess and Obsolete Inventory Losses and Residual Value Losses:
We value our inventories at the lower of average cost or net realizable value. We regularly review inventory quantities, including equipment to be leased to customers, which is included as part of finished goods inventory, and record a provision for excess and/or obsolete inventory based primarily on our estimated forecast of product demand and production requirements. Several factors may influence the realizability of our inventories, including our decision to exit a product line, technological changes and new product development. These factors could result in an increase in the amount of excess or obsolete inventory quantities. Additionally, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventories. In the future, if we determine that our inventories have been overvalued, we would be required to recognize such incremental costs in cost of sales at the time of such determination. Likewise, if we determine that our inventories are undervalued, we may have overstated cost of sales in previous periods and would be required to recognize such additional operating income at the time of sale. Although we make every effort to ensure the accuracy of our forecasts of future product demand including the impact of future product launches and changes in remanufacturing strategies, significant unanticipated changes in demand or technological developments could significantly impact the value of our inventory and our reported operating results if our estimates prove to be inaccurate. We recorded $115 million, $242 million and $235 million in inventory write-down charges for the three years ended December 31, 2002, 2001 and 2000, respectively. The decline in inventory write-down charges was primarily due to the absence of business exiting activities, stabilization of our product lines, Flextronics related improvements and a lower level of inventories. At this time, management does not believe that anticipated product launches will have a material effect on the recovery of our existing inventory balance.

We have a similar accounting policy relating to unguaranteed residual values associated with equipment on-lease, which were $272 million and $414 million in our Consolidated Balance Sheets at December 31, 2002 and 2001, respectively. We review residual values regularly and, when appropriate, adjust them based on estimates of expected market conditions at the end of the lease, including the impacts of future product launches, changes in remanufacturing strategies and the expected lessee behavior at the end of the lease term. Impairment charges are recorded when available information indicates that the decline in recorded value is other than temporary and we would therefore not be able to fully recover the recorded values. We recorded $26 million, $14 million and $17 million in residual value impairment charges for the years ended December 31, 2002, 2001 and 2000, respectively.

Asset Valuations and Review for Potential Impairments: Our long-lived assets, excluding goodwill, are assessed for impairment by comparison of the total amount of undiscounted cash flows expected to be generated by such assets to their carrying value. During 2002, due to our decision to abandon the use of certain software applications, we recorded an impairment charge of $106 million in Selling, administrative and general expenses in the accompanying Consolidated Statement of Income.

We periodically review our long-lived assets, whereby we make assumptions regarding the valuation and the changes in circumstances that would affect the carrying value of these assets. If such analysis indicates that a possible impairment may exist, we are then required to estimate the fair value of the asset and, as deemed appropriate, expense all or a portion of the asset, based on a comparison to the book value of such asset or group of such assets. The determination of fair value includes numerous uncertainties, such as the impact of competition on future value. We believe that we have made reasonable estimates and judgments in determining whether our long-lived assets have been impaired; however, if there is a material change in the assumptions used in our determination of fair values or if there is a material change in economic conditions or circumstances influencing fair value, we could be required to recognize certain impairment charges in the future.

Goodwill and Other Acquired Intangible Assets: We have made acquisitions in the past that included the recognition of a significant amount of goodwill and other intangible assets. Under generally accepted accounting principles in effect through December 31, 2001, these assets were amortized over their estimated useful lives and were tested periodically, in order to determine if they were recoverable from estimated future pre-tax cash flows on an undiscounted basis over their useful lives. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), whereby goodwill is no longer amortized but instead is assessed for impairment, at least annually and as triggering events occur that indicate a decline in fair value below that of its carrying value. In making these assessments, we rely on a number of factors including operating results, business plans, economic projections, anticipated future cash flows and market data. There are inherent uncertainties related to these factors and our judgment in applying them to the analysis of goodwill impairment, including risk that the carrying value of our goodwill may be overstated or understated. We have determined that the impact of adopting this new standard, under the transition provisions of SFAS No. 142, was an impairment charge of $63 million which was recorded as a cumulative effect of a change in accounting principle in the accompanying Consolidated Statement of Income for 2002.

Estimates Used Relating to Restructuring: In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which addresses financial and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF No. 94-3"). The principal difference between SFAS No. 146 and EITF No. 94-3 relates to the requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, while EITF No. 94-3 requires that the liability be recognized at the date of an entity's commitment to an exit plan. We adopted SFAS No. 146 in the fourth quarter of 2002, which is required to be applied prospectively. All restructuring actions that were committed to prior to the adoption of SFAS No. 146 continue to be accounted for in accordance with EITF No. 94-3.

We have engaged in a number of restructuring actions over the last several years, which required our management to utilize significant estimates related to realizable values of assets that were made redundant or obsolete and expenses for severance and other employee separation costs, lease cancellation and other exit costs. Given the significance of, and the timing of the execution of such actions, this process is complex and involves periodic reassessments of estimates made at the time the original decisions were made. We continue to evaluate the adequacy of the remaining liabilities under these restructuring initiatives. As we continue to evaluate the business, there may be changes in estimates to amounts previously recorded as actions progress and are completed.

Pension and Post-retirement Benefit Plan Assumptions: We sponsor pension plans in various forms and in various countries covering substantially all employees who meet certain eligibility requirements. Post-retirement benefit plans cover primarily U.S. employees for retirement medical costs. As required by existing accounting rules, we employ a delayed recognition feature in measuring the costs and obligations of pension and post-retirement benefit plans. This allows for changes in the benefit obligations and changes in the value of assets set aside to meet those obligations, to be recognized, not as they occur, but systematically and gradually over subsequent periods. All changes are ultimately recognized, except to the extent they may be offset by subsequent changes. At any point, changes that have been identified and quantified await subsequent accounting recognition as net cost components and as liabilities or assets.

Several statistical and other factors that attempt to anticipate future events are used in calculating the expense, liability and asset values related to our pension and post-retirement benefit plans. These factors include assumptions we make about the discount rate, expected return on plan assets, rate of increase in healthcare costs, the rate of future compensation increases, and mortality, among others. Actual returns on plan assets are not immediately recognized in our income statement, due to the aforementioned delayed recognition feature that we follow in accounting for pensions. In calculating the expected return on the plan asset component of our net periodic pension cost, we apply our estimate of the long term rate of return to the plan assets that support our pension obligations, after deducting assets that are specifically allocated to Transitional Retirement Accounts (which are accounted for based on specific plan terms).

For purposes of determining the expected return on plan assets, we utilize a calculated value approach in determining the value of the pension plan assets, as opposed to a fair market value approach. The primary difference between the two methods relates to a systematic recognition of changes in fair value over time (generally two years) versus immediate recognition of changes in fair value. Our expected rate of return on plan assets is then applied to the calculated asset value to determine the amount of the expected return on plan assets to be used in the determination of the net periodic pension cost. The calculated value approach reduces the volatility in net periodic pension cost that results from using the fair market value approach.

The difference between the actual return on plan assets and the expected return on plan assets is added to, or subtracted from, any cumulative differences that arose in prior years. This amount is a component of the unrecognized net actuarial (gain) loss and is subject to amortization to net periodic pension cost over the remaining service lives of the employees participating in the pension plan.

As a result of actual asset returns being lower than expected asset returns over the previous two years, 2003 net periodic pension cost will increase. The total unrecognized actuarial loss as of December 31, 2002 is $1.8 billion. This amount will be amortized in the future, subject to offsetting gains or losses that will change the future amortization amount.

We have historically utilized a weighted average expected rate of return on plan assets of approximately 8.8 percent, on a worldwide basis, in determining our net periodic pension cost. In estimating this rate, we considered the historical returns earned by the plan assets, the rates of return expected in the future, and our investment strategy and asset mix with respect to the plans' funds. In response to market conditions during the prior three years, a re-evaluation of our domestic asset investment strategy with our external asset managers, and our overall expectation of lower long-term rates of return, we have reduced our weighted average expected rate of return for our major worldwide pension plans. The weighted average rate we will utilize to calculate our 2003 expense will be approximately 8.3 percent.

An additional significant assumption affecting our pension and post-retirement benefit obligations and the net periodic pension and other post-retirement benefit cost is the rate that we use to discount our future anticipated benefit obligations. In estimating this rate, we consider rates of return on high quality fixed-income investments currently available, and expected to be available, during the period to maturity of the pension benefits. The weighted average rate we will utilize to calculate our 2003 expense will be approximately 6.2 percent, which is a decrease from 6.8 percent in 2002. On a consolidated basis, we recognized net periodic pension cost of $168 million, $99 million and $44 million for the years ended December 31, 2002, 2001 and 2000, respectively. Pension cost is included as a component of cost of sales, cost of service, outsourcing and rentals, research and development expenses and selling, administrative and general expenses in our Consolidated Statements of Income. Pension cost is allocated to these income statement components based on the related employee costs.

The weighted average assumptions used in the computation of our projected net periodic pension cost for 2003, and our actual net periodic pension cost for 2002, 2001 and 2000, were as follows:

                                                                2003
                                                             Projected   2002     2001     2000
                                                             ---------   ----     ----     ----
                Discount rate                                  6.2%      6.8%     7.0%     7.4%
                Expected rate of return on plan assets         8.3%      8.8%     8.9%     8.9%
                Rate of future compensation increases          4.0%      3.9%     3.8%     4.2%


As a result of the reduction in the expected rate of return on plan assets, the reduction in the discount rate, the slight increase in the rate of future compensation increases, the lower actual return on plan assets during the prior three years and certain other factors, our 2003 net periodic pension cost is expected to be $150 million higher than 2002.

The estimated impacts on net periodic pension cost of changes in the expected rate of return on plan assets assumption are as follows ($ in millions):

                                                                    Increase/(Decrease) in 2003
                                                                        Projected Net Periodic
                   Assuming a Discount Rate of 6.2 percent                   Pension Cost
         0.25% increase in expected rate of return on plan assets         $   (11)
         0.25% decrease in expected rate of return on plan assets              11

Our expected rate of return on plan assets has historically had, and will likely continue to have, a material impact on net periodic pension cost.


The estimated impacts on net periodic pension cost of changes in the discount rate assumption are as follows ($ in millions):

                                                                                 Increase/(Decrease) in 2003
         Assuming an Expected Rate of Return on Plan Assets of 8.3 percent          Projected Net Periodic
                                                                                          Pension Cost
       0.25% increase in discount rate                                                      $(26)
       0.25% decrease in discount rate                                                        31

The market performance over the past two years has decreased the value of the assets held by our worldwide pension plans and has correspondingly increased the amount by which our worldwide pension funds are under-funded. As a result of the reduction in the value of our pension plan assets and a decline in interest rates, which increased the present value of our benefit obligations for our major worldwide pension plans, we recorded during the fourth quarter of 2002 an incremental additional minimum pension liability. This incremental liability was recorded through a non-cash charge to Shareholders' Equity as required by SFAS No. 87 "Employers' Accounting for Pensions." The increase in the additional minimum pension liability of $413 million, resulted in an incremental after-tax charge to Shareholders' Equity of $231 million. These amounts will increase or decrease in the future based on the value of our pension obligations in relation to the value of the assets held by our pension plans to settle such obligations.

Income Taxes and Tax Valuation Allowances: We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in our Consolidated Balance Sheets, as well as operating loss and tax credit carryforwards. We follow very specific and detailed guidelines in each tax jurisdiction regarding the recoverability of any tax assets recorded in our Consolidated Balance Sheets and provide necessary valuation allowances as required. We regularly review our deferred tax assets for recoverability based on projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. If we continue to operate at a loss in certain jurisdictions or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase the valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. Conversely, if and when such jurisdictions were to become sufficiently profitable to recover previously reserved deferred tax assets, we would reduce all or a portion of the applicable valuation allowance in the period when such determination is made. This would result in an increase to reported earnings in such period. Increases to our valuation allowance, through charges to expense, were $15 million, $247 million, and $12 million for the years ended December 31, 2002, 2001 and 2000, respectively.

We are subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, we provide for additional tax expense based upon the probable outcomes of such matters. In addition, when applicable, we adjust the previously recorded tax expense to reflect examination results. Our ongoing assessments of the probable outcomes of the examinations and related tax positions require judgment and can materially increase or decrease our effective tax rate as well as impact our operating results.

Legal Contingencies: We are a defendant in numerous litigation and regulatory matters including those involving securities law, patent law, environmental law, employment law and ERISA, as discussed in Note 15 to the Consolidated Financial Statements. As required by Statement of Financial Accounting Standards No. 5 "Accounting for Contingencies," we determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We analyze our litigation and regulatory matters based on available information to assess potential liability. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should our views on estimated losses reflect the need to recognize a material accrual, or should these matters result in an adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in estimate, judgment or settlement occurs.

Other Accounting Policies: Other accounting policies, not involving the same level of significance, as those discussed above, are nevertheless important to an understanding of the financial statements. See Note 1 to the Consolidated Financial Statements, Summary of Significant Accounting Policies, which discusses other significant accounting policies.

Other accounts affected by management estimates: The following table summarizes other significant areas which require management estimates ($ in millions):

                                                                                     Year Ended December 31,
                                                                                    ------------------------
                                                                                    2002     2001       2000
                                                                                    ----     ----       ----
       Amortization and impairment of goodwill and intangible assets                $ 99     $ 94       $ 86
       Depreciation and obsolescence of equipment on operating leases                408      657        626
       Depreciation of buildings and equipment                                       341      402        417
       Amortization and impairment of capitalized software                           249      179        115
       Pension benefits - net periodic benefit cost                                  168       99         44
       Other benefits - net periodic benefit cost                                    120      130        109

Summary of Total Company Results:

The following is a summary of our results ($ in millions, except share amounts):

                                                          Year Ended December 31,
                                                   ----------------------------------
                                                       2002         2001         2000
                                                     --------    --------    ---------
          Revenue                                    $ 15,849    $ 17,008    $ 18,751
          Net income (loss)                                91         (94)       (273)
          Diluted Earnings (Loss) per share          $   0.02    $  (0.15)   $  (0.48)

Revenues: A substantial portion of our consolidated revenues is derived from operations outside of the United States where the U.S. dollar is not the functional currency. We generally do not hedge the translation effect of revenues denominated in currencies where the local currency is the functional currency. When compared with the average of the major European and Canadian currencies on a revenue-weighted basis, the U.S. dollar was approximately 4 percent weaker in 2002 than in 2001 and three percent stronger in 2001 than in 2000. As a result, foreign currency translation favorably impacted total revenue growth by approximately one percentage point in 2002 and unfavorably impacted revenue growth by about one percentage point in 2001. Additionally, in 2002, currency devaluations in Brazil continued to impact our results, as the Brazilian Real devalued 19 percent against the U.S. dollar. The devaluation was 22 percent and 2 percent in 2001 and 2000, respectively.

Total revenues of $15.8 billion in 2002 declined 7 percent from 2001. Economic weakness and competitive pressures persisted throughout the year, however year over year revenue declines moderated during the year, reflecting the success of numerous recent product launches in our color and monochrome digital multifunction target markets. Approximately one quarter of the decline was due to our prioritization of more profitable revenue which resulted in reduced revenue in our Developing Markets Operations segment ("DMO"), reflecting a reduction in the number of printers and copiers at customer locations, primarily in Brazil and Argentina. In addition, approximately 15 percent of the decline was due to the discontinuation of equipment sales and declining supplies sales due to our SOHO exit in the second half of 2001. Approximately 10 percent of the decline reflects lower financing income revenue, resulting from lower equipment installations and our exit from the financing business in certain European countries. The remainder of the decline was due to a mix of economic weakness, continued competitive pressures and market transition from light-lens to digital technology. This resulted in continued declines in older light-lens products, as customers continue to transition to new digital technology, only modestly offset by growth in production color, monochrome digital multifunction, and color printers, reflecting the success of our new products in these key areas.

Total revenues of $17.0 billion in 2001 declined 9 percent from 2000, primarily reflecting the adverse impact of marketplace competition, further weakening of the worldwide economy and our reduced participation in aggressively priced bids and tenders as we focused on improving our profitability. In addition, approximately one quarter of the decline reflected the absence of revenues due to our exit from the SOHO business in the second half of 2001 and the sale of our China operations in 2000. Approximately 20 percent of the decline reflects lower revenue in DMO, also due to our decision to prioritize more profitable revenue.

Revenues by Type:   Revenues and year-over-year changes by type of revenues were as follows ($ in millions):

                                                         Revenues
                                                         --------
                                                  Year Ended December 31,        Percent Change
                                                  ----------------------         --------------
                                                 2002       2001       2000       2002     2001
                                                 ----       ----       ----       ----     ----
         Equipment sales                      $  3,901   $  4,329   $  5,264      (10)%    (18)%
         Post sale and other revenue            10,948     11,550     12,325       (5)%    (6)%
         Finance income                          1,000      1,129      1,162      (11)%    (3)%
                                              --------   --------   --------
             Total Revenues                   $ 15,849   $ 17,008   $ 18,751       (7)%    (9)%
                                              ========   ========   ========

A reconciliation of the above presentation of revenues to the revenue classifications included in our Consolidated Statements of Income is as follows ($ in millions):

                                                         Year Ended December 31,
                                                         -----------------------
                                                        2002      2001       2000
                                                        ----      ----       ----
      Sales ........................................  $  6,752   $  7,443  $  8,839
      Less: Supplies, paper and other sales ........    (2,851)    (3,114)   (3,575)
                                                      --------   --------  --------
      Equipment Sales ..............................    $3,901   $  4,329  $  5,264
                                                      ========   ========  ========

      Service, outsourcing and rentals .............  $  8,097   $  8,436  $  8,750
      Add: Supplies, paper and other sales .........     2,851      3,114     3,575
                                                      --------   --------  --------
      Post sale and other revenue ..................  $ 10,948   $ 11,550  $ 12,325
                                                      ========   ========  ========

2002 Equipment sales of $3.9 billion declined 10 percent from $4.3 billion in 2001 and included a benefit of one-percentage point from currency. Year over year equipment sales declines moderated throughout 2002, reflecting the success of our 2002 product launches in the key areas of monochrome digital multifunction, as well as in Production and Office color. Approximately 35 percent of the decline was due to a decrease in light lens equipment sales due to customers that transitioned to digital technology. Less than 5 percent of our 2002 Equipment sales were for light lens devices and we expect this declining trend to continue. Approximately 30 percent of the Equipment sales decline was due to our exit from the SOHO segment in 2001 and the remainder of the decline was caused by a combination of the weak economy, marketplace competition and price pressures which approximated 5 to 10 percent and our decision to reduce participation in aggressively priced bids and tenders in Europe, as we reoriented our focus from market share to profitable revenue.

2001 Equipment sales of $4.3 billion declined 18 percent from $5.3 billion in 2000 and included an unfavorable currency impact of one percentage point. Over one-third of the decline was due to our exit from the SOHO segment in 2001 and the sale of our China operations in 2000. Approximately one quarter of the decline was due to customers that transitioned from light lens to digital technology. The balance of the decline reflected a combination of economic weakness, competitive price pressures which approximated 5 to 10 percent, and our decision to reduce participation in aggressively priced bids and tenders in Europe, as we reoriented our focus from market share to profitable revenue.

Post sale and other revenue consists of service, supplies, paper, rental, facilities management and other revenues derived from the equipment installed at customer locations and the volume of prints and copies that our customers make on that equipment, as well as associated services. 2002 Post sale and other revenue of $10.9 billion, declined 5 percent from $11.5 billion in 2001, including a favorable impact of one-percentage point from currency. Over half of the total decline in 2002 Post sale and other revenue was due to a reduction in the amount of equipment installations at certain DMO customer locations, as a result of reduced placements in recent periods and our exit from the SOHO segment in the second half of 2001. The balance of the decline included lower page print volumes and customers that transitioned from light lens to digital technology, reflecting weak monochrome equipment installations in the Production and Office segments which have not yet been offset by growth in color. Within post sale and other revenue, 2002 supplies, paper and other sales of $2.9 billion declined 8 percent from 2001 predominantly due to supplies declines reflecting our second half 2001 SOHO exit, lower DMO equipment installations and production and office light lens declines. Service, outsourcing and rental revenue of $8.1 billion declined 4 percent from 2001 predominantly due to lower rental revenues a the result of a reduction in the level of equipment installations at certain DMO customers in both current and prior periods.

2001 Post sale and other revenue of $11.5 billion, declined 6 percent from $12.3 billion in 2000 and included the adverse impact from currency translation of one-percentage point. Approximately 40 percent of the decline occurred in our DMO segment as a result of reduced equipment installations in that segment and 15 percent was due to the sale of our China operations in 2000. The remainder of the decline resulted from decreases in Production monochrome and Office light lens, and our decision to prioritize more profitable revenue, which were only partially offset by strong double-digit growth in color and monochrome digital multifunction. Within post sale and other revenue, 2001 supplies, paper and other sales of $3.1 billion declined 13 percent from 2000 due to lower paper sales reflecting reduced volumes and reduced Production, Office and DMO supplies revenues reflecting the declines discussed above. Service, outsourcing and rental revenue of $8.4 billion were 4 percent lower than 2000 as lower service and rental revenues were only partially offset by document outsourcing growth.

2002 Finance income revenue declined 11 percent from 2001, reflecting lower 2002 equipment sales, our full exit from the financing business in the Nordic countries and in Italy, as well as our partial exit of this business in The Netherlands and Germany. 2001 Finance income revenue declined 3 percent from 2000, reflecting lower equipment sales and the initial effects of our transition to a third party finance provider in the Nordic countries.

Finance income is primarily impacted by equipment lease originations and interest rates. The most significant factor is the level of equipment lease originations; accordingly, we expect that Finance income will decline in 2003, reflecting lower equipment lease originations in recent years. In addition, Finance income will be reduced to the extent we sell portions of our financing businesses, similar to the Nordic countries and Italy, or enter into agreements with third parties to provide financing directly to our customers. Since the vast majority of our third-party financing arrangements have been structured as secured borrowings, the lease receivables remain on our balance sheet and are expected to continue generating Finance income. As a result of the above factors, we expect the trend of the decreasing Finance income to stabilize, although periodic fluctuations will occur as a result of the level of equipment sales and interest rates.

We expect equipment sales to grow modestly in 2003, as our 2002 and planned 2003 product launches should enable us to strengthen our market position. Our ability to increase post sale revenue is dependent on our success increasing the amount of our equipment at customer locations and the volume of pages generated on that equipment. In 2003, we expect post sale and other revenue declines will continue to moderate as equipment sales increase and our services and solutions increase utilization of the equipment. Accordingly, we expect a modest total revenue decline in 2003.

Employee Stock Ownership Plan: As more fully discussed in Note 16 to the Consolidated Financial Statements, our Board of Directors reinstated the dividend on our Employee Stock Ownership Plan ("ESOP") in 2002, which resulted in a reversal of compensation expense previously recorded. The reversal of compensation expense corresponded to the line item in the Consolidated Statement of Income for 2002 where the charge was originally recorded and included $28 in both Cost of Sales and Selling, administrative and general expenses and $11 in Research and Development expenses. Of the total compensation expense originally recorded, $34 million and $33 million was recognized in 2002 and 2001, respectively. As such, 2002 benefited by $33 million of excess compensation expense reversal that was recorded in 2001. There is no corresponding earnings per share improvement in 2002, since the EPS calculation requires deduction of dividends declared from reported net income in arriving at net income available to common shareholders. In the fourth quarter 2002, an additional $11 million of dividends were declared.

Gross Margin:  Gross margin by revenue classification was as follows:

                                                     Year Ended December 31,
                                                     ----------------------
                                                    2002       2001      2000
                                                    ----       ----      ----
       Total gross margin                           42.4%     38.2%     37.4%
           Sales                                    37.8%     30.5%     31.2%
           Service, outsourcing and rentals         44.0%     42.2%     41.1%
           Finance income                           59.9%     59.5%     57.1%

The 2002 gross margin of 42.4 percent improved 4.2 percentage points from 2001.
1.4 percentage points of the increase reflects our second half 2001 SOHO exit. Improved manufacturing and service productivity, which was more than offset by lower prices accounted for approximately one percentage point of improvement and higher margins in our DMO operating segment also contributed about 0.5 percentage points of the improvement. The balance of the increase includes the favorable ESOP compensation expense adjustment, favorable transaction currency, lower inventory charges associated with restructuring actions and improved document outsourcing margins associated with our focus on profitable revenue.

2002 Sales gross margin improved by 7.3 percentage points from 2001. Approximately 2.6 percentage points of the improvement was due to our SOHO exit, about 1.3 percentage points of the improvement was due to increases in DMO, 0.6 percentage points was due to lower inventory charges associated with restructuring actions and the balance was largely due to manufacturing productivity, which was more than offset by competitive price pressures. 2002 Service, outsourcing and rentals margins improved by 1.8 percentage points from 2001 reflecting the benefits of expense productivity actions and more profitable document outsourcing contracts.

The 2001 gross margin of 38.2 percent increased 0.8 percentage points from 2000, as improved manufacturing and service productivity more than offset unfavorable mix and competitive price pressures, particularly in the production monochrome area. 2001 Sales gross margin declined by 0.7 percentage points due to higher manufacturing expenses resulting from lower volume and plant utilization as well as a lower level of high margin licensing and software revenues. These improvements were partially offset by increased margins in our printer business. 2001 Service, outsourcing and rentals margin improved by 1.1 percentage points due primarily to service expense reductions and facilities maintenance gross margin improvements, partially offset by declines in DMO.

Finance income margins of approximately 60 percent reflect interest expense related to our financing operations. Equipment financing interest rates are determined based on a combination of actual interest expense incurred on financing debt, as well as our estimated cost of funds, applied against the estimated level of debt required to support our financed receivables. The estimate is based on an assumed ratio of debt as compared to our finance receivables. This ratio ranges from 80-90% of our average finance receivables. This methodology has been consistently applied for all periods presented. We expect our 2003 Finance income gross margin to be in line with 2002.

Research and Development: 2002 research and development ("R&D") spending of $917 million, was $80 million lower than 2001. Approximately 40 percent of the decline was due to our SOHO exit, another 40 percent of the decline reflects both benefits from cost restructuring actions and the receipt of external funding and the balance reflects the previously discussed favorable ESOP compensation expense adjustment. R&D spending represented our continued investment in technological development, particularly color, to maintain our position in the rapidly changing document processing market. We believe our R&D remains technologically competitive. Our R&D is strategically coordinated with that of Fuji Xerox, which invested $580 million in R&D in 2002, which together with our R&D spending resulted in a combined total of $1.5 billion. To maximize the synergies of our relationship, our R&D expenditures are focused on the Production segment while Fuji Xerox R&D expenditures are focused on the Office segment. In 2002, we were awarded over 700 U.S. patents ranking us 19th on the list of companies that had been awarded the most U.S. patents during the year. Together with Fuji Xerox, we were awarded close to 900 U.S. patents in 2002. Our patent portfolio evolves as new patents are awarded to us and as older patents expire. As of December 31, 2002, we held approximately 7,700 U.S. patents. These patents expire at various dates up to 17 years from the date of award. While we believe that our portfolio of patents and applications has value, in general no single patent is essential to our business or the individual segments. In addition, any of our proprietary rights could be challenged, invalidated or circumvented, or may not provide significant competitive advantages.

2001 R&D spending of $997 million declined by $67 million from 2000. Over half the reduction reflects the second half 2001 SOHO disengagement, with the balance due to cost reduction initiatives in 2000 and 2001.

Selling, Administrative and General Expenses: Selling, administrative and general ("SAG") expense information was as follows ($ in millions):

                                                                        Year Ended December 31,
                                                                        -----------------------
                                                                         2002     2001    2000
                                                                         ----     ----    ----
        Total Selling, administrative and general expenses             $ 4,437  $ 4,728  $5,518
        SAG as a percentage of revenue                                    28.0%    27.8%   29.1%

2002 SAG expense of $4,437 million declined by $291 million from 2001. The reduction includes lower bad debt expenses of $106 million, lower SOHO spending of $84 million and a $34 million favorable property tax adjustment in North America. These decreases were partially offset by $106 million of internal-use software impairment charges, $65 million of higher advertising and marketing communications spending, $18 million of increased professional fees and $26 million of losses associated with the exit from certain leased facilities. The balance of the reduction primarily reflects employment reductions associated with our cost base restructuring which has resulted in lower labor, benefit and related expenses.

2001 SAG expense of $4,728 million declined $790 million from 2000 reflecting significantly lower labor costs and other benefits derived from our cost reduction initiatives, temporarily lower advertising and marketing communications spending of $88 million and reduced SOHO spending of $62 million, partially offset by increased professional costs related to litigation, regulatory issues and related matters of $52 million.

We expect 2003 total SAG expense reductions in line with the 2002 decline.

Bad debt expense included in SAG, was $332 million, $438 million and $472 million in 2002, 2001 and 2000, respectively. Lower expense in 2002 is due to improved customer administration, collection practices and credit approval policies, as well as our revenue declines. 2001 provisions were lower than 2000 due to lower equipment sales, partially offset by reserve increases due to the weakened worldwide economy. Bad debt expenses as a percent of total revenue were
2.1 percent, 2.6 percent, and 2.5 percent for 2002, 2001 and 2000, respectively.

As with Finance income, the bad debt provision will be impacted to the extent we sell portions of our financing businesses, including existing receivables, or enter into agreements with third parties to provide financing directly to our customers. Any provision for customer credit would accordingly be factored in the proceeds we receive from the counterparty and the resultant revenue or gain recognized on the sale of equipment or receivables. However, as noted above, since most of our transactions with third parties involve secured borrowing structures, the associated finance receivables will remain in our Consolidated Balance Sheets. Accordingly, in these cases the provision for bad debts will continue to be recorded as usual and therefore no impact to our Consolidated Statements of Income is expected.

Restructuring Programs: Starting in late 2000, as a part of the Turnaround Program, we implemented work force resizing and cost reduction actions that reduced SAG expenses and improved gross margins by approximately $800 million in annualized savings during 2001 and an additional $300 million, for a total of $1.1 billion in annualized savings during 2002. These savings resulted from reducing layers of management, consolidating operations, reducing administrative and general spending, capturing service productivity savings from our digital products and tightly managing discretionary spending. We reduced our costs in our Office operating segment by moving to lower cost indirect sales and service channels and by outsourcing our office products manufacturing. In 2002, we implemented additional restructuring initiatives under the Turnaround Program related to additional worldwide employee severance actions, reflecting continued streamlining of existing operations, the elimination of redundant resources and the consolidation of activities into other existing operations and the Fourth Quarter 2002 Restructuring Program. These initiatives resulted in an additional $200 million of cost savings in 2002. Prospectively, we expect the annualized savings to be approximately $1.7 billion in 2003 as compared to 2000 spending levels from these programs.

In addition to the work force resizing and cost reduction actions, we also sold $2.7 billion of assets as part of the Turnaround Program. These sales were primarily focused on improving our liquidity, as well as transitioning a portion of our equipment financing to third parties in some geographies, a portion of our manufacturing activities to Flextronics and exiting certain non-core businesses.

The most significant of the sales included the sale of half of our 50 percent ownership interest in Fuji Xerox in 2001 to Fuji Photo Film Co., Ltd. ("Fuji Film") and our China operations in 2000 to Fuji Xerox,, in order to improve our liquidity. In connection with the sale of Fuji Xerox, we received $1.3 billion in cash and recorded a pre-tax gain of $773 million. Under the agreement Fuji Film's ownership interest in Fuji Xerox increased from 50 percent to 75 percent. Our ownership interest decreased to 25 percent and we retain significant rights as a minority shareholder. We account for our investment in Fuji Xerox under the equity method, both before and after the sale of the additional 25 percent. Subsequent to the sale, we have maintained our product distribution and technology agreements that ensure that both parties have access to each other's portfolio of patents, technology and products. Fuji Xerox continues to sell products to us as well as collaborate with us on R&D. In 2000, we recognized approximately $73 million of equity income from Fuji Xerox in our Consolidated Statement of Income. Our equity income from Fuji Xerox in 2002 and 2001 was approximately $45 million for both years.

The sale of our China operations to Fuji Xerox generated cash of $550 million and a pre-tax gain of $200 million. In connection with the sale, Fuji Xerox also assumed $118 million of indebtedness. Our China operations had $262 million of revenue in 2000, which is included in the accompanying Consolidated Statement of Income. While Fuji Xerox is our affiliate, we believe the negotiations for this transaction were similar to those that would have been entered into with an unaffiliated third party, both in terms of price and conditions. Both parties were represented by separate legal counsel. The sale of our China operations had no operational impact, other than the permanent reduction in sales. Given the sale to Fuji Xerox, however, we retained our equity share of the China operations' net income.

We sold our leasing business in four Nordic countries in 2001 and our leasing business in Italy in 2002 to a company now owned by GE. These sales were aligned with our strategy of transitioning portions of our equipment financing to third parties. We received $352 million in cash and retained interests in certain finance receivables for the sale of the Nordic leasing business and $200 million in cash, plus the assumption of $20 million in debt for the sale of our leasing business in Italy. The sale of the Nordic leasing business approximated book value. We recognized a pre-tax loss from the sale in Italy of approximately $27 million primarily related to the recognition of cumulative translation adjustment losses and final sale contingency settlements. The impact of both of these transactions was to eliminate finance receivables from our balance sheet approximating the proceeds received from the sales, thereby improving our liquidity. GE will be providing the ongoing financing for these customers in these countries. Removing the finance receivable portfolios and essentially outsourcing the financing to GE, will result in future reductions in finance income and financing interest expense, as well as general and administrative costs.

In addition to these sales, we also entered into a purchase and supply agreement with Flextronics, a global electronics manufacturing services company. Pursuant to the purchase agreement, we sold our operations in Toronto, Canada; Aguascalientes, Mexico; Penang, Malaysia; Venray, The Netherlands and Resende, Brazil to Flextronics for $167 million. In addition, Flextronics purchased the related inventory, property and equipment. We expect these sales, to a company that specializes in manufacturing as their core competency, will help us reduce manufacturing costs and help effectively manage our inventory levels. In total, approximately 4,100 employees in these operations transferred to Flextronics. For further discussion, refer to Note 4 to our Consolidated Financial Statements.

We also exited certain non-core businesses in 2001 and 2002. These sales included the sale of Katun Corporation in 2002, a supplier of after market copier/printer parts and supplies, for net proceeds of $67 million and the sale of Delphax in 2001, a manufacturer of high-speed electron beam imaging digital printing systems and related parts, supplies and services, for net proceeds of $16 million. These sales were essentially break-even. The sale of these businesses did not have a material effect on our financial position, results of operations or cash flows.

At this time, we have substantially completed our restructuring initiatives, although we expect 2003 restructuring charges of approximately $115 million as further described in Note 2 to our Consolidated Financial Statements.

Worldwide employment declined by approximately 11,100 in 2002, to approximately 67,800, largely as a result of our restructuring programs, and the transfer of employees to Flextronics, as part of our office manufacturing outsourcing. Worldwide employment was approximately 78,900 and 91,500 at December 31, 2001 and 2000, respectively.

Other Expenses, Net: Other expenses, net for the three years ended December 31, 2002 consisted of the following ($ in millions):

                                                                               Year Ended December 31,
                                                                          ------------------------------
                                                                           2002         2001      2000
                                                                          -------      ------    ------
         Non-financing interest expense                                   $  350       $ 480     $  592
         Currency losses (gains), net                                         77         (29)      (103)
         Legal and regulatory matters                                         37          --         --
         Amortization of goodwill (2001 and 2000) and intangibles             36          94         86
         Interest income                                                     (77)       (101)       (77)
         Gain on early extinguishment of debt                                 (1)        (63)        --
         Business divestiture and asset sale (gains) losses                   (1)         10        (67)
         Purchased in-process research and development                        --          --         27
         All other, net                                                       24          53         93
                                                                          ------       -----     ------
                                                                          $  445       $ 444     $  551
                                                                          ======       =====     ======

2002 non-financing interest expense was $130 million lower than 2001 reflecting lower debt levels throughout 2002 and lower borrowing costs in the first half of the year, partially offset by higher interest rates and borrowing costs in the second half of the year associated with the terms of the New Credit Facility. Lower borrowing costs reflect the continued decline in interest rates throughout 2002, coupled with our higher proportion of variable rate debt in 2002 as compared to 2001. Our current credit ratings are below investment grade and effectively constrain our ability to fully use derivative contracts to manage interest rate risk. Accordingly, although we benefited from lower interest rates in 2002, we have greater exposure to volatility in our results of operations. 2002 non-financing interest expense included net gains of $12 million from the mark-to-market valuation of our interest rate swaps. Differences between the contract terms of our interest rate swaps and the underlying related debt restricts hedge accounting treatment in accordance with Statement of Financial Accounting Standards No. 133 "Accounting for Derivative and Hedging Activities" ("SFAS No. 133"), which required us to record the mark-to-market valuation of these derivatives directly to earnings. 2001 non-financing interest expense was $112 million lower than 2000, reflecting lower interest rates and lower debt levels. Non-financing interest expense in 2001 included net losses of $2 million from the mark-to-market of our interest rate swaps. Due to the inherent volatility in the interest rate markets, we are unable to predict the amount of the above noted mark-to-market gains or losses in future periods. Such gains or losses could be material to the financial statements in any future reporting period.

Net currency losses (gains) result from the re-measurement of unhedged foreign currency-denominated assets and liabilities, the spot/forward premiums on foreign exchange forward contracts in those markets where we have been able to restore economic hedging capability and economic hedges of anticipated transactions for which we do not qualify for cash flow hedge accounting treatment under SFAS No. 133. In the first half of 2002, we incurred $57 million of exchange losses, primarily in Brazil and Argentina due to the devaluation of the underlying currencies. In the latter half of 2002, we have been able to restore hedging capability in the majority of our key markets. Therefore, the $20 million of currency losses in the second half of 2002 primarily represents the spot/forward premiums on foreign exchange forward contracts and unfavorable currency movements on economic hedges of anticipated transactions not qualifying for hedge accounting treatment. In 2001, exchange gains on yen debt of $107 million more than offset losses on Euro loans of $36 million, a $17 million exchange loss resulting from the peso devaluation in Argentina and other currency exchange losses of $25 million. In 2000, large gains on both the yen and Euro loans contributed to the $103 million gain. The 2001 and 2000 currency gains and losses were the result of net unhedged positions largely caused by our restricted access to the derivatives markets beginning in the fourth quarter 2000. Despite restoration of hedging capability in our key markets in the latter half of 2002, we are unable to predict the amount of the re-measurement gains or losses in future periods resulting from our remaining unhedged positions, due to the inherent volatility in the foreign currency markets. Such gains or losses could be material to the financial statements in any future reporting period.

Legal and regulatory matters includes $27 million of expenses related to certain litigation, indemnifications and associated claims, as well as the $10 million penalty incurred in connection with our settlement with the SEC. See Note 15 to the Consolidated Financial Statements for additional information.

Prior to 2002, goodwill and other intangible asset amortization related primarily to our acquisitions of the remaining minority interest in Xerox Limited in 1995 and 1997, XL Connect in 1998 and Color Printing and Imaging Division of Tektronix, Inc.

("CPID") in 2000. Effective January 1, 2002 and in connection with the adoption of SFAS No. 142, we no longer record amortization of goodwill. Intangible assets continue to be amortized over their useful lives. Further discussion is provided in Note 1 to the Consolidated Financial Statements.

Interest income is derived primarily from our significant invested cash balances since the latter part of 2000. 2002 interest income was lower than 2001 due to lower invested cash balances in the second half of 2002, resulting from the pay-down of the Old Revolver, as well as lower interest rates. 2001 interest income was $24 million higher than 2000 due to higher interest income resulting from a full year of invested cash balances in 2001, partially offset by lower interest from tax audit refunds. We expect 2003 interest income to be lower than 2002 based on projected lower average cash balances.

In 2002, we retired $52 million of long-term debt through the exchange of 6.4 million shares of common stock valued at $51 million. In 2001, we retired $374 million of long-term debt through the exchange of 41 million shares of common stock valued at $311 million. The shares were valued using the daily volume weighted average price of our common stock over a specified number of days prior to the exchange, based on contractual terms. These transactions resulted in gains of $1 million and $63 million in 2002 and 2001, respectively.

(Gains) losses on business divestitures and asset sales include the sales of our leasing business in Italy, our investment in Prudential Insurance Company common stock and our equity investment in Katun Corporation all in 2002, the sale of our Nordic leasing business in 2001 and the sale of our North American paper product line and a 25 percent interest in ContentGuard in 2000, as well as miscellaneous land, buildings and equipment in all years. Further discussion of our divestitures follows and is also contained in Note 4 to the Consolidated Financial Statements.

Purchased in-process research and development related to a 2000 acquisition. The charge represented the fair value of acquired research and development projects that were determined not to have reached technological feasibility as of the date of the acquisition.

Gain on Affiliate's Sale of Stock: In 2001 and 2000, gain on affiliate's sale of stock of $4 million and $21 million, respectively, reflects our proportionate share of the increase in equity of ScanSoft Inc., resulting from issuance of their stock in connection with one of their acquisitions. The 2000 gain was partially offset by a $5 million charge reflecting our share of in-process research and development associated with one of their acquisitions, which is included in equity in net income of unconsolidated affiliates. ScanSoft, an equity affiliate, is a developer of digital imaging software that enables users to leverage the power of their scanners, digital cameras and other electronic devices.

Income Taxes: The following table summarizes our consolidated income tax (benefits) and the related effective tax rate for each respective period:

                                                   Year Ended December 31,
                                                   ----------------------
                                                 2002        2001       2000
                                                 ----        ----       ----
                 Pre-tax income (loss)           $252        $394     $ (367)
                 Income taxes (benefits)           60         497        (70)
                 Effective tax rate              23.8%      126.1%       19.1%

The difference between the 2002 consolidated effective tax rate of 23.8 percent and the U.S. federal statutory income tax rate of 35 percent relates primarily to the recognition of tax benefits resulting from the favorable resolution of a foreign tax audit of approximately $79 million, tax law changes of approximately $26 million, as well as the impact of ESOP dividends. Such benefits were offset, in part, by tax expense recorded for the on-going examination in India, the sale of our interest in Katun Corporation, as well as recurring losses in certain jurisdictions where we are not providing tax benefits.

The difference between the 2001 effective tax rate and the U.S. federal statutory income tax rate, relates primarily to the recognition of deferred tax asset valuation allowances of $247 million from our recoverability assessments, the taxes incurred in connection with the sale of our partial interest in Fuji Xerox and recurring losses in low tax jurisdictions. The gain for tax purposes on the sale of Fuji Xerox was disproportionate to the gain for book purposes as a result of a lower tax basis in the investment. Other items favorably impacting the tax rate included a tax audit resolution of approximately $140 million and additional tax benefits arising from prior period restructuring provisions.

The difference between the 2000 effective tax rate and the U.S. federal statutory income tax rate, relates primarily to recurring losses in low tax jurisdictions, the recognition of deferred tax asset valuation allowances resulting from our recoverability assessments, as offset by $125 million of additional tax benefits arising from the favorable resolution of tax audits.

Our effective tax rate will change based on nonrecurring events (such as new restructuring actions) as well as recurring factors including the geographical mix of income before taxes. We expect our 2003 consolidated effective tax rate will approximate 40 percent.

Equity in Net Income of Unconsolidated Affiliates: Equity in net income of unconsolidated affiliates is principally related to our 25 percent share of Fuji Xerox income, subsequent to our sale of 25 percent of Fuji Xerox in March 2001. Equity in net income in 2002 of $54 million was in line with our 2001 result of $53 million, as compared with $66 million in 2000. The 2000 results primarily reflected our 50 percent ownership share in Fuji Xerox, partially offset by our $37 million share of a restructuring charge recorded by Fuji Xerox.

Minorities Interest in Earnings of Subsidiaries: Minorities interest in earnings of subsidiaries includes the minority share of subsidiaries that we do not own, as well as dividends on our preferred securities. The increase of $50 million in 2002 to $92 million from 2001, primarily relating to a full year of the quarterly distributions on the Convertible Trust Preferred Securities, issued in November 2001, as more fully discussed in Note 16 to the Consolidated Financial Statements.

Acquisitions: In January 2000, we acquired the Color Printing and Imaging Division of Tektronix, Inc. ("CPID") for $907 million in cash, net of an $18 million purchase price adjustment received in 2001, including $73 million paid by Fuji Xerox for the Asia/Pacific operations. CPID manufactures and sells color printers, ink and related products and supplies. At that time, the acquisition accelerated us to the number two market position in office color printing, improved our reseller and dealer distribution network and provided us with scalable solid ink technology. The acquisition also enabled significant product development and expense synergies with our monochrome printer organization.

Business Performance by Segment: Our reportable segments are consistent with how we manage the business and how we view the markets we serve. Our reportable segments are as follows: Production, Office, DMO, SOHO, and Other. The table below summarizes our business performance by operating segment for the three-year period ended December 31, 2002. Revenues and associated percentage changes, along with operating profits and margins by segment are included. Segment operating profit (loss) excludes certain non-segment items, such as restructuring charges and gains on sales of businesses, as further described in
Note 9 to the Consolidated Financial Statements where we present a reconciliation of segment profit/(loss) to pre-tax profit (loss) as presented in our Consolidated Statements of Income.

Operating segment information for 2001 has been adjusted to reflect a change in operating segment structure that was made in 2002. The nature of the changes related primarily to corporate expense and other allocations associated with internal reorganizations made in 2002, as well as decisions concerning direct applicability of certain overhead expenses to the segments. The adjustments increased (decreased) full year 2001 revenues as follows: Production--($16 million), Office--($16 million), DMO--($1 million), SOHO--$3 million and Other--$30 million. The full year 2001 segment profit was increased (decreased) as follows: Production--$12 million, Office--$24 million, DMO--$32 million, SOHO--$2 million and Other--($70 million). The operating segment information for 2000 has not been restated, as it was impracticable to do so. Therefore, we have presented 2002 and 2001 on the new basis and 2002, 2001 and 2000 on the old basis.

                                                  New Basis                          Old Basis
                                          -------------------------     ----------------------------------
                                             2002           2001           2002         2001        2000
                                             ----           ----           ----         ----        ----
Total Revenue
    Production                            $    5,615          5,883     $   5,635    $  5,899    $   6,332
    Office                                     6,605          6,910         6,620       6,926        7,060
    DMO                                        1,758          2,026         1,758       2,027        2,619
    SOHO                                         244            410           244         407          599
    Other                                      1,627          1,779         1,592       1,749        2,141
                                          ----------     ----------     ---------    --------    ---------
    Total                                 $   15,849     $   17,008     $  15,849    $ 17,008    $  18,751
                                          ==========     ==========     =========    ========    =========

Memo: Color                               $    2,803     $    2,759     $   2,808    $  2,762    $   2,612

Segment Operating Profit (Loss)
    Production                            $      625            466     $     613    $    454    $     463
    Office                                       498            365           493         341         (180)
    DMO                                           62           (125)           53        (157)         (93)
    SOHO                                          82           (195)           82        (197)        (293)
    Other                                       (289)          (143)         (263)        (73)         225
                                          ----------     ----------     ---------    --------    ---------
    Total                                 $      978     $      368     $     978    $    368    $     122
                                          ==========     ==========     =========    ========    =========
Operating Margin
    Production                                  11.1 %          7.9 %        10.9 %       7.7 %        7.3 %
    Office                                       7.5 %          5.3 %         7.4 %       4.9 %       (2.5)%
    DMO                                          3.5 %         (6.2)%         3.0 %      (7.7)%       (3.6)%
    SOHO                                        33.6 %        (47.6)%        33.6 %     (48.4)%      (48.9)%
    Other                                      (17.8)%         (8.0)%       (16.5)%      (4.2)%       10.5 %
    Total                                        6.2 %          2.2 %         6.2 %       2.2 %        0.7 %

Production: Production revenues include production publishing, production printing, color products for the production and graphic arts markets as well as digital and light-lens copiers over 90 pages per minute, sold predominantly through direct sales channels in North America and Europe. Production revenues represented 35 percent (new basis) of both 2002 and 2001 revenues.

2002 Production revenues declined 5 percent from 2001 (new basis), and included a benefit of approximately 1.5 percentage points from currency. High single digit declines in Production monochrome revenues were only partially offset by mid single digit growth in Production color revenues. Production monochrome declines reflect continued customer transition from light-lens to digital equipment, movement to distributed printing and other electronic media and the weak economy. Growth in Production color revenue reflects continued strong growth in our DocuColor 2000 series. The DocuColor 2000 series, launched in 2000, at speeds of 45 and 60 pages per minute established an industry standard by producing near offset-quality, full color prints including customized one-to-one printing at a variable cost of less than 10 cents per page. The series was complemented by the launch of the DocuColor 6060 during the second half of 2002. Mid-Range color revenue also increased, fueled by the successful launch of the DocuColor 1632 and DocuColor 2240 midrange printer/copiers in the second half of 2002.

2001 Production revenue declined 7 percent (old basis) from 2000, including an unfavorable one percentage point impact due to currency. Production monochrome revenue declines reflected competitive product introductions, movement to distributed printing and electronic substitutes, and weakness in the worldwide economy. Revenue from our DocuTech production publishing products, which has been continually refreshed and expanded since its 1990 launch, declined in 2001 reflecting the 1999 introduction of a competitive product. In production printing, we have maintained our strong market leadership in both 2002 and 2001, however, revenue decreased reflecting declines in the transaction printing market. 2001 production color revenues increased 2 percent (old basis) from 2000, including strong DocuColor 2000 series growth, partially offset by declines in older products reflecting introduction of competitive offerings and the effects of the weakened worldwide economy in the second half of the year.

2002 Production operating profit of $625 million (new basis) improved $159 million from 2001 and operating margin expanded 3.2 percentage points to 11.1 percent reflecting improvements in gross margin and lower SAG including reduced bad debt levels.

2001 Production operating profit was similar to 2000 and the operating margin improved to 7.7 percent (old basis) as we realized benefits from our Turnaround Program.

Office: Office revenues include our family of Document Centre digital multifunction products, color laser, solid ink and monochrome laser printers, digital and light-lens copiers under 90 pages per minute, and facsimile products sold through direct and indirect sales channels in North America and Europe. Office revenues represented 42 percent (new basis) of 2002 revenues compared with 41 percent in 2001.

2002 Office revenues declined 4 percent (new basis) from 2001 including a one percentage point benefit from currency. Declines in older light lens products were only partially offset by growth in monochrome digital multifunction devices and office color printers. Office color printer revenue grew in the mid single digits reflecting the success of the 2002 launches of the Phaser 6200 laser and 8200 solid ink printers and strong Phaser color printers and Document Centre Color Series 50 post sales revenue growth. Monochrome digital multifunction revenues grew in the mid-single digits reflecting strong post sale growth and the initial benefits of the launch of the Document 500 series in the second half of 2002.

2001 Office revenues declined 2 percent (old basis) from 2000 including a one percent adverse impact from currency. Strong double-digit Office color growth was more than offset by monochrome declines. Office color revenue growth was driven by the Document Centre Color Series 50 and strong color printer equipment sales, including the Phaser 860 solid ink and Phaser 7700 laser printers. 2001 Office monochrome revenues declined as growth in digital multifunction was more than offset by declines in light lens as customers continued to transition to digital technology. This decline was exacerbated further by our reduced participation in very aggressively priced competitive customer bids and tenders in Europe, as we prioritized profitable revenue over market share. Monochrome declines were slightly mitigated by the successful North American launch of the Document Centre 490 in September 2001.

2002 Office operating profit of $498 million (new basis) improved by $133 million from 2001 and the operating margin expanded by 2.2 percentage points to
7.5 percent. The operating profit improvement was driven by improved gross margins, as we focused on more profitable revenue, improved our manufacturing and service productivity and reduced SAG expenses.

2001 operating profit of $341 million (old basis) improved compared to a $180 million loss in 2000, reflecting higher gross margins and decreased SAG expenses due to restructuring activities.

DMO: DMO includes operations in Latin America, the Middle East, India, Eurasia, Russia and Africa. DMO revenues represented 11 percent of 2002 revenues, as compared to 12 percent of 2001 revenues.

2002 DMO revenue declined 13 percent from 2001 entirely due to reductions in post sale revenue as the result of decreases in the amount of equipment at customer locations and a 19 percent currency devaluation in Brazil.

2001 DMO revenue declined 23 percent (old basis) from 2000, with approximately 45 percent of that decline due to the December 2000 sale of our China operations. An additional one-third of the 2001 DMO decline was due to lower post sale revenue, as a result of a lower number of printers and copiers at customer locations and a currency devaluation of 22 percent in Brazil. The remainder of the decline was due to lower equipment revenue, which resulted from implementation of a new business model that emphasizes liquidity and profitable revenue rather than market share.

2002 DMO operating profit of $62 million (new basis), was $187 million better than 2001. The profit improvement was due to lower SAG spending resulting from our cost base actions and lower bad debt levels, as well as, significant gross margin improvement, reflecting our focus on profitability and lower bad debt levels. DMO continued to refine its business model in 2002, by transitioning equipment financing to third parties, improving credit requirements for equipment sale transactions and implementing additional cost reduction actions. In addition, we implemented a strategy to move to distributors in smaller countries, including Jamaica and Nigeria, which we expect will benefit operations by removing fixed costs.

The 2001 DMO loss of $157 million (old basis) was due to the revenue decline from the preceding year, weak gross margins and the currency devaluation in Argentina. These declines were only partially offset by initial cost restructuring benefits.

SOHO: We announced our disengagement from our worldwide SOHO business in June 2001 and sold our remaining equipment inventory by the end of that year. SOHO revenues now consist primarily of profitable consumables for the inkjet printers and personal copiers previously sold through retail channels in North America and Europe.

2002 SOHO segment profit of $82 million (new basis) improved $277 million from 2001 due to the sales of high margin supplies as compared to losses previously incurred on equipment sales. We expect sales of these supplies to decline over time as the existing equipment population is replaced.

The 2001 SOHO segment loss improved by $96 million (old basis) or 32 percent from 2000. Despite a gross margin decline, significant SAG and R&D reductions, following our June 2001 disengagement, resulted in substantially lower operating losses in 2001 and a return to profitability in the fourth quarter.


Other: Over half of the revenues in our Other segment are derived from sales of paper, approximately, one quarter are from Xerox Engineering Systems ("XES"), and the remainder are derived from Xerox Connect ("XConnect"), Xerox Technology Enterprises ("XTE") and other sources including consulting services, royalty and license revenues. XES is a business that sells equipment used for special engineering applications, XConnect is a network service business aimed at optimizing office efficiency and providing solutions and XTE consists of a collection of high technology start-up entities. The Other segment profit (loss) includes the profit (loss) from the previously mentioned sources, equity income received from Fuji Xerox and certain costs which have not been allocated to the businesses including non-financing and other corporate costs.

2002 Other revenues declined 9 percent (new basis), from 2001. Approximately half of the decline was due to lower revenues in XES and XConnect, an additional 15 percent related to lower paper sales consistent with other post sale revenue declines, partially offset by licensing revenue and royalties. XES revenue declined principally due to lower dealer equipment revenue, while XConnect declines were due to a reduced emphasis on third-party equipment installations. The remainder of the declines were consistent with other aspects of our business.

2001 Other revenues of $1,749 million (old basis) declined 18 percent from 2000. Approximately 25 percent of the revenue decline was due to lower paper sales, consistent with our post sale declines. Another 25 percent decline was attributable to lower XTE revenues due to the sale of a business in 2000, the closing of one business in 2001, and the deconsolidation of two small investments during 2001 due to changes in ownership structure and the resultant change to equity accounting. XES revenue represented 20 percent of the decline principally due to increased European competition and lower post sale revenue resulting from lower machine populations. XConnect revenue also accounted for 20 percent of the decline due to a decreased emphasis on third-party equipment installations. The remaining decline was consistent with other aspects of our business.

2002 Other segment loss of $289 million (new basis), increased by $146 million from 2001, principally due to the write-off of internal use software of $106 million, higher pension and benefit expense of $93 million and higher advertising expenses of $62 million. These increased costs were partially offset by lower non-financing interest expense of $130 million, the $33 million beneficial year over year impact of the ESOP expense adjustment and the $50 million profit from licensing revenue.

The 2001 Other segment loss of $73 (old basis) reflects additional ESOP compensation expense necessitated by the elimination of the ESOP dividend of $33 million, higher professional fees related to litigation and SEC issues and related matters of $52 million. 2000 results benefited from the gains on the sales of our North American paper business of $40 million, a 25 percent interest in ContentGuard of $23 million and a $21 million gain on our ScanSoft affiliate's sale of stock.

New Accounting Standards:

During 2002 and 2001, the Financial Accounting Standards Board ("FASB") issued several new accounting standards which effect the recognition and measurement and/or disclosure of business combinations, goodwill and intangible assets, impairment or disposals of long-lived assets, gains on extinguishment of debt, costs associated with exit or disposal activities and stock-based compensation. We have adopted these new standards in whole or in part, as applicable, during the year ended December 31, 2002. The effects of these new standards are discussed in the relevant sections of this MD&A and in more detail in Note 1 to the Consolidated Financial Statements.

In addition, the FASB has recently issued the following applicable standards and interpretations that we have not yet adopted:

- Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"),
- FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of
    Indebtedness of Others" ("FIN 45"),
- FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46").

We have adopted the disclosure provisions of FIN 45 and FIN 46 as of December 31, 2002.

We do not expect the adoption of SFAS No. 143, FIN 45 and FIN 46 to have a material effect on our financial position or results of operations.

Capital Resources and Liquidity:

References to "Xerox Corporation" below refer to the stand-alone parent company and do not include subsidiaries. References to "we," "our" or "us" refer to Xerox Corporation and its subsidiaries.

Cash Flow Analysis: The following summarizes our cash flows for the years ended December 31, 2002, 2001 and 2000 as reported in our Consolidated Statement of Cash Flows in the accompanying consolidated financial statements ($ in millions):


                                                     2002       2001       2000
                                                   -------    -------    -------
Operating cash flows                               $ 1,876    $ 1,566    $   207
Investing cash flows (usage)                           197        873       (855)
Financing cash (usage) flows                        (3,292)      (189)     2,255
Effect of exchange rate changes on cash                116        (10)        11
                                                   -------    -------    -------
(Decrease) increase in cash and cash equivalents    (1,103)     2,240      1,618
Cash and cash equivalents at beginning of year       3,990      1,750        132
                                                   -------    -------    -------
Cash and cash equivalents at end of year           $ 2,887    $ 3,990    $ 1,750
                                                   =======    =======    =======

2002 Versus 2001: For the year ended December 31, 2002, operating cash flows of $1,876 million include net income before restructuring and other non-cash items of $2,124 million and finance receivable reductions of $754 million due to collection of receivables from prior year's sales without an offsetting receivables increase due to lower equipment sales in 2002, together with a transition to third-party vendor financing arrangements in the Nordic countries, Italy, Brazil and Mexico. These cash flows were partially offset by $442 million of tax payments, including $346 million related to the 2001 sale of half of our interest in Fuji Xerox, $392 million of restructuring related cash payments, approximately $300 million of other working capital uses, primarily related to the October 2002 termination of our U.S. revolving accounts receivable securitization, $127 million of on-lease equipment expenditures and a $138 million cash contribution to our pension plans.

The $310 million improvement in operating cash flow versus 2001 reflects increased finance receivable collections of $666 million, the absence of cash payments related to the 2001 early termination of derivative contracts of $148 million and lower on-lease equipment spending of $144 million. The decline in 2002 on-lease equipment spending reflected declining rental placement activity and populations, particularly in our older-generation light-lens products. These items were partially offset by higher cash taxes of $385 million, higher pension contributions of $96 million and increased working capital uses of over $300 million, much of which was caused by the accounts receivable securitization termination noted above. In addition, cash flow generated by reducing inventory during 2002 occurred at a much slower rate than in 2001 as inventory reductions were offset by increased requirements for new product launches.

Investing cash flows for the year ended December 31, 2002 consisted primarily of proceeds of $200 million from the sale of our Italian leasing business, $53 million related to the sale of certain manufacturing locations to Flextronics, $67 million related to the sale of our interest in Katun and $19 million from the sale of our investment in Prudential common stock. These inflows were partially offset by our capital and internal use software spending of $196 million. Investing cash flows in 2001 largely consisted of the $1,768 million of cash received from sales of businesses, including one half of our interest in Fuji Xerox, our leasing businesses in the Nordic countries and certain manufacturing assets to Flextronics. These cash proceeds were offset by capital and internal use software spending of $343 million, a $255 million payment related to our funding of trusts to replace Ridge Reinsurance letters of credit, $115 million of payments for the funding of escrow requirements related to the lease contracts transferred to GE, $229 million of payments for the funding of escrow requirements related to the 2002 and 2003 scheduled distribution payments for the trust preferred securities and $29 million of payments for other contractual requirements.

Financing activities for the year ended December 31, 2002 consisted of $2.8 billion of debt repayments on the Old Revolver and $710 million on the New Credit Facility, $1.9 billion of other scheduled payments of maturing debt, and dividends of $67 million on our preferred stock. These cash outflows were partially offset by proceeds of $746 million from our 9.75 percent Senior Notes offering and $1.4 billion of net proceeds from secured borrowing activity with GE and other vendor financing partners. Financing activities for the comparable 2001 period consisted of scheduled debt repayments of $2.4 billion and dividends on our common and preferred stock of $93 million. These outflows were offset by net proceeds from secured borrowing activity of $1,350 million and proceeds from the issuance of trust preferred securities of $1.0 billion.

2001 Versus 2000: For the year ended December 31, 2001 operating cash flows of $1,566 million reflected net income before restructuring charges and other non-cash items of $2,312 million (including a net gain of $304 related to the sale of half our interest in Fuji Xerox). Operating cash flow improved significantly compared to 2000, primarily due to working capital improvements. Although our revenue declined, which normally leads to a reduction in receivables and payables balances, our collections of receivables exceeded our payments on accounts payable and other current liability accounts by approximately $500 million. We reduced our inventory balances and spending for on-lease equipment by approximately $480 million. We also had a one-year benefit of approximately $350 million associated with the timing of taxes due on the gain from our sale of half our interest of Fuji Xerox, which we did not have to pay until first quarter 2002. The overall impact of our reported net loss on our operating cash flows, after considering the impacts of non-cash items associated with restructuring charges, provisions, tax valuation allowances and gains did not vary significantly between 2001 and 2000.

Investing cash flows were higher in 2001 primarily due to $1,768 million of cash received from the sales of businesses, including Fuji Xerox and our leasing businesses in the Nordic countries. These cash proceeds were greater than the $640 million received from the sale of businesses in 2000. In 2001 we also reduced capital spending and internal-use software spending significantly. Other factors contributing to the 2001 improvement were the acquisition of CPID in 2000, which utilized cash of $856 million, while in 2001 we were required to fund $628 million of certain escrow and insurance trusts based on contractual requirements.

Our 2001 financing cash flows largely consisted of a net repayment of approximately $1.1 billion of debt, offset by a private placement of $1.0 billion of trust preferred securities. The suspension of dividends on our common and preferred stock also positively impacted our cash flows in 2001. 2000 financing activities consisted of net borrowing of $2.9 billion, which funded the CPID acquisition and increased our cash balance, partially offset by common and preferred stock dividends of $587 million.

Capital Structure and Liquidity: Historically, we have provided equipment financing to a significant majority of our customers. Because the finance leases allow our customers to pay for equipment over time rather than at the date of purchase, we have needed to maintain significant levels of debt to provide operating liquidity, as liquidity generated from receivable collections has generally been used to fund new equipment leases. A significant portion of our debt is directly related to the funding requirements of our financing business.

During the years ended December 31, 2002 and 2001, we originated loans, secured by finance receivables, with cash proceeds of $3,055 million and $2,418 million, respectively. Approximately half of our total finance receivable portfolio has been securitized at December 31, 2002 compared with 24 percent a year earlier. We expect to increase the proportion of our finance receivables which are securitized to approximately 60 percent by the end of 2004. The following table compares finance receivables to financing-related debt as of December 31, 2002 ($ in millions):

                                                      Finance
                                                    Receivables    Debt/(2)/
                                                    -----------    ---------
Finance Receivables Encumbered by Loans/(1)/:
     GE Loans - U.S. and Canada                       $ 2,777      $  2,642
     Merrill Lynch Loan - France                          413           377
     U.S. Asset-backed notes                              247           139
     XCC securitizations                                  101             7
                                                      -------      --------
  Subtotal - Special Purpose Entities                   3,538         3,165
     GE Loans - UK                                        691           529
     GE Loans - Other Europe                               95            95
     Other Europe                                         113           111
                                                      -------      --------
  Total                                                 4,437      $  3,900
                                                                   ========
Unencumbered Finance Receivables                        4,568
                                                      -------
  Total Finance Receivables/(3)/                      $ 9,005
                                                      =======

   (1) Encumbered finance receivables represent the book value of finance receivables that secure each of the indicated loans.
   (2) Represents the debt secured by finance receivables, including transactions utilizing special purpose entities, which are described below.
   (3) Includes (i) Billed portion of finance receivables, net (ii) Finance receivables, net and (iii) Finance receivables due after one year, net as included in the Consolidated Balance Sheets as of December 31, 2002.

As of December 31, 2002, debt secured by finance receivables was approximately 28 percent of total debt. As we increase the proportion of our finance receivables that are securitized, we expect this percentage to increase to approximately 40 percent by the end of 2004.

The following represents our aggregate debt maturity schedule ($ in millions):

                                2003      2004     2005     2006   Thereafter
          First Quarter        $  626    $  992
          Second Quarter        1,315       907
          Third Quarter           658       910
          Fourth Quarter        1,778     1,100
                               ------    ------
            Full Year          $4,377    $3,909   $4,016   $   56   $1,813
                               ======    ======   ======   ======   ======

Of the full year amounts shown in the above table, $1,887 million and $1,426 million for 2003 and 2004, respectively, relate to debt secured by finance receivables. For a discussion on the contractual maturities of our mandatorily redeemable preferred securities, refer to the section entitled "Contractual Cash Obligations and Other Commercial Commitments and Contingencies."

The following table summarizes our secured and unsecured debt as of December 31, 2002:

   New Credit Facility - debt secured within the 20 percent net worth     $    875/(1)/
      limitation
   New Credit Facility - debt secured outside the 20 percent net worth
      limitation                                                                50
   Debt secured by finance receivables                                       3,900
   Capital leases                                                               40
   Debt secured by other assets                                                 90
                                                                           -------
      Total Secured Debt                                                     4,955
                                                                           -------
  New Credit Facility - unsecured                                           2,565/(1)
   Senior Notes                                                                852
   Subordinated debt                                                           575
   Other Debt                                                                5,224
                                                                          --------
      Total Unsecured Debt                                                   9,216
                                                                          --------
    Total Debt                                                            $ 14,171
                                                                          ========

(1) The amount of New Credit Facility debt secured under the 20 percent consolidated net worth limitation represents an estimate based on Consolidated Net Worth at December 31, 2002 and the amount of other debt, as defined, secured under the 20 percent limitation. Any change to the amount indicated would correspondingly change the amount of the unsecured portion of the New Credit Facility.

Liquidity, Financial Flexibility and Funding Plans: We manage our worldwide liquidity using internal cash management practices, which are subject to (1) the statutes, regulations and practices of each of the local jurisdictions in which we operate, (2) the legal requirements of the agreements to which we are parties and (3) the policies and cooperation of the financial institutions we utilize to maintain such cash management practices. In 2000, our operational issues were exacerbated by significant competitive and industry changes, adverse economic conditions, and significant technology and acquisition spending. Together, these conditions negatively impacted our liquidity, which from 2000 to 2002 led to a series of credit rating downgrades, eventually to below investment grade. Consequently, our access to capital and derivative markets has been restricted. The downgrades also required us to cash-collateralize certain derivative and securitization arrangements to prevent them from terminating, and to immediately settle terminating derivative contracts. Further, we are required to maintain minimum cash balances in escrow on certain borrowings and letters of credit. In addition, the SEC would not allow us to publicly register any securities offerings while their investigation, which commenced in June 2000, was ongoing. This additional constraint essentially prevented us from raising funds from sources other than unregistered capital markets offerings and private lending or equity sources. Consequently, our credit ratings, which were already under pressure, came under greater pressure since credit rating agencies often include access to capital sources in their rating criteria.

While the 2002 conclusion of the SEC investigation removed our previous inability to access public capital markets, we expect our ability to access unsecured credit sources to remain limited as long as our credit ratings remain below investment grade, and we expect our incremental cost of borrowing will remain relatively high as a result of our credit ratings and could potentially result in our having to increase our level of intercompany lending to our affiliates.

Our current ratings are as follows:

                           Senior           Senior          Corporate
                        Secured Debt    Unsecured Debt    Credit Rating    Outlook
                        ------------    --------------    -------------    -------
        Moody's             B1               B1                 B1         Negative
        S&P                 BB-              B+                 BB-        Negative
        Fitch               BB-              BB-                BB-        Negative

As a result of the various factors described above, in 2000 we abandoned our historical liquidity practice of repaying debt with available cash and relying on low interest commercial paper borrowings. Instead, we have been accumulating cash in an effort to maintain financial flexibility. We expect to maintain a minimum cash balance of at least $1 billion on an ongoing basis.

Financing Business and Restructuring: In 2000, as part of our Turnaround Program, we announced our intent to exit the financing business, wherever practical, in order to reduce our consolidated debt levels and accelerate the liquidity within our finance receivable portfolios. We altered our strategy in 2002, announcing plans to securitize our finance receivables, thereby retaining the customer relationship and financing income.

Other Turnaround initiatives included selling certain assets, improving operations, and reducing annual costs by over $1 billion. These initiatives are expected to significantly improve our liquidity going forward. We have (1) securitized portions of our existing finance receivables portfolios, (2) implemented vendor financing programs with third parties in the United States, The Netherlands, the Nordic countries, Italy, Brazil and Mexico, (3) announced major initiatives with GE and other third party vendors to securitize our finance receivables in other countries, including the completion of the New U.S. Vendor Financing Agreement (see Note 5 to our Consolidated Financial Statements), (4) sold several non-core assets and (5) reduced our annual costs by $1.7 billion.

As more fully discussed in Note 5 to the Consolidated Financial Statements, we have completed the following securitization initiatives:

     . In June 2001, we announced several Framework Agreements with GE under which they became our primary equipment-financing provider in the U.S., Canada, Germany and France. In October 2002 we finalized an eight year U.S. arrangement and funding commenced in the fourth quarter of 2002. We are currently negotiating other GE arrangements under the respective Framework Agreements.

     . In April 2001, we sold our leasing businesses in four Nordic countries to a company now owned by GE retained interests in certain finance receivables. These sales are part of an agreement under which that company will provide ongoing, exclusive equipment financing to our customers in those countries.

     . In December 2001, we formed a joint venture with De Lage Landen International BV (DLL) which manages equipment financing, billing and collections for our customers' equipment orders in the Netherlands. This joint venture began funding in the first quarter of 2002. DLL owns 51 percent of the venture and provides the funding to support new customer leases. We own the remaining 49 percent of this unconsolidated venture.

     . In March 2002, we signed agreements with third parties in Brazil and Mexico under which those third parties became our primary equipment financing providers in those countries. Funding under both of these arrangements commenced in the second quarter of 2002.

     . In April 2002, we sold our leasing business in Italy to a company recently acquired by GE, as part of an agreement under which GE will provide on-going, exclusive equipment financing to our customers in Italy.

     . In December 2002, we securitized existing state and local government finance receivables in the U.S. with GE.

     . In December 2002, we securitized existing finance receivables in France with a 364-day financing with Merrill Lynch (ML). ML intends to replace this financing with a long-term public secured offering during 2003.

     . In December 2002, we received a series of financings from our unconsolidated joint venture with DLL, secured by our lease receivables in Holland.

     . In December 2002, we received loans from GE secured by finance receivables in Germany.

New Credit Facility: In June 2002, we entered into an Amended and Restated Credit Agreement (the "New Credit Facility") with a group of lenders, replacing our prior $7 billion facility (the "Old Revolver"). At that time, we permanently repaid $2.8 billion of the Old Revolver and subsequently paid $710 million on the New Credit Facility. At December 31, 2002, the New Credit Facility consisted of two tranches of term loans totaling $2.0 billion and a $1.5 billion revolving credit facility that includes a $200 million letter of credit subfacility. At December 31, 2002, $3.5 billion was outstanding under the New Credit Facility. At December 31, 2002 we had no additional borrowing capacity under the New Credit Facility since the entire revolving facility was outstanding, including a $10 million letter of credit under the subfacility. Xerox Corporation is the only borrower of the term loans. The revolving loans are available, without sub-limit, to Xerox Corporation and to Xerox Canada Capital Limited ("XCCL"), Xerox Capital Europe plc ("XCE"), and other foreign subsidiaries as defined. Xerox Corporation is the borrower of all but $50 million of the revolver at December 31, 2002. The size and contractual maturities of the loans are as follows ($ in millions):

                                            2003     2004     2005    Total
                                            ----     ----     ----    -----
                Tranche A Term Loan      $   400  $   600  $   500  $ 1,500
                Tranche B Term Loan            5        5      490      500
                Revolving Facility             -        -    1,490    1,490
                                         -------  -------  -------  -------
                Total                    $   405  $   605  $ 2,480  $ 3,490
                                         =======  =======  =======  =======

We are required to repay portions of the loans earlier than their scheduled maturities with specified percentages of any proceeds we receive from capital market debt issuances, equity issuances or asset sales during the term of the New Credit Facility, except that the revolving facility cannot be reduced below $1 billion, as a result of such prepayments. Additionally, all loans under the New Credit Facility become due and payable upon the occurrence of a change in control.

Subject to certain limits described in the following paragraph, all obligations under the New Credit Facility are secured by liens on substantially all of the domestic assets of Xerox Corporation and by liens on the assets of substantially all of our U.S. subsidiaries (excluding Xerox Credit Corporation ("XCC")), and are guaranteed by substantially all of our U.S. subsidiaries. In addition, a revolving loan outstanding to XCCL ($50 million at December 31, 2002) is secured by all of its assets, and is guaranteed by certain defined material foreign subsidiaries.

Under the terms of certain of our outstanding public bond indentures, the amount of obligations under the New Credit Facility that can be (1) secured by assets (the "Restricted Assets") of (a) Xerox Corporation and (b) our non-financing subsidiaries that have a consolidated net worth of at least $100 million, without (2) triggering a requirement to also secure those indentures, is limited to the excess of (1) 20 percent of our consolidated net worth (as defined in the public bond indentures) over (2) the outstanding amount of certain other debt that is secured by the Restricted Assets. Accordingly, the amount of New Credit Facility debt secured by the Restricted Assets (the "Restricted Asset Security Amount") will vary from time to time with changes in our consolidated net worth. The amount of security provided under this formula accrues first to the benefit of Tranche B loans and then to the benefit of Tranche A Loans and Revolving Loans, ratably.

The assets of XCE, XCCL and other subsidiaries guaranteeing the New Credit Facility are not Restricted Assets because those entities are not restricted subsidiaries as defined in our public bond indentures. Consequently, the amount of New Credit Facility debt secured by their assets is not subject to the foregoing limits. However, these guarantees are enforceable only to the extent of the New Credit Facility borrowings in Europe and Canada.

The New Credit Facility loans generally bear interest at LIBOR plus 4.50 percent, except that the Tranche B term loan bears interest at LIBOR plus a spread that varies between 4.00 percent and 4.50 percent depending on the amount by which the Restricted Asset Security Amount exceeds the outstanding Tranche B loan.

The New Credit Facility, a copy of which we have filed with the SEC as Exhibits 4 (l)(1) and 99.6 to our Current Reports on Form 8-K dated June 21, 2002 and September 26, 2002, respectively, contains affirmative and negative covenants. The New Credit Facility contains financial covenants that the Old Revolver did not contain. Certain of the more significant covenants under the New Credit Facility are summarized below (this summary is not complete and is in all respects subject to the actual provisions of the New Credit Facility):

..    Excess cash of certain foreign subsidiaries and of Xerox Credit
     Corporation, a wholly-owned subsidiary, must be transferred to Xerox Corporation at the end of each fiscal quarter; for this purpose, "excess cash" generally means cash maintained by certain foreign subsidiaries taken as a whole in excess of their aggregate working capital and other needs in the ordinary course of business (net of sources of funds from third parties), including reasonably anticipated needs for repaying debt and other obligations and making investments in their businesses. In certain circumstances, we are not required to transfer cash to Xerox Corporation, if the transfer cannot be made in a tax efficient manner or if it would be considered a breach of fiduciary duty by the directors of the foreign subsidiary;

..    Minimum EBITDA (a quarterly test that is based on rolling four quarters)
     ranging from $1.0 to $1.3 billion; for this purpose, "EBITDA" (Earnings before interest, taxes, depreciation and amortization) generally means EBITDA (excluding interest and financing income to the extent included in consolidated net income), less any amounts spent for software development that are capitalized;

..    Maximum leverage ratio (a quarterly test that is calculated as total adjusted debt divided by EBITDA) ranging from 4.3 to 6.0;

..    Maximum capital expenditures (annual test) of $330 million per fiscal year plus up to $75 million of any unused amount carried over from the previous year; for this purpose, "capital expenditures" generally mean the amounts included on our statement of cash flows as "additions to land, buildings and equipment", plus any capital lease obligations incurred;

..    Minimum consolidated net worth ranging from $2.9 billion to $3.1 billion;
     for this purpose, "consolidated net worth" generally means the sum of the amounts included on our balance sheet as "Common shareholders' equity," "Preferred stock," "Company-obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely subordinated debentures of the Company," except that the currency translation adjustment effects and the effects of compliance with FAS 133 occurring after December 31, 2001 are disregarded, the preferred securities (whether or not convertible) issued by us or by our subsidiaries which were outstanding on June 21, 2002 will always be included, and any capital stock or similar equity interest issued after June 21, 2002 which matures or generally becomes mandatorily redeemable for cash or puttable at holders' option prior to November 1, 2005 is always excluded; and

..    Limitations on: (i) issuance of debt and preferred stock; (ii) creation of liens; (iii) certain fundamental changes to corporate structure and nature of business, including mergers; (iv) investments and acquisitions; (v) asset transfers; (vi) hedging transactions other than in those in the ordinary course of business and certain types of synthetic equity or debt derivatives, and (vii) certain types of restricted payments relating to our, or our subsidiaries', equity interests, including payment of cash dividends on our common stock; (viii) certain types of early retirement of debt, and (ix) certain transactions with affiliates, including intercompany loans and asset transfers.

The New Credit Facility generally does not affect our ability to continue to monetize receivables under the agreements with GE and others. Although we cannot pay cash dividends on our common stock during the term of the New Credit Facility, we can pay cash dividends on our preferred stock, provided there is then no event of default. In addition to other defaults customary for facilities of this type, defaults on other debt, or bankruptcy, of Xerox Corporation, or certain of our subsidiaries, would constitute defaults under the New Credit Facility.

At December 31, 2002, we are in compliance with all aspects of the New Credit Facility including financial covenants and expect to be in compliance for at least the next twelve months. Failure to be in compliance with any material provision or covenant of the New Credit Facility could have a material adverse effect on our liquidity and operations.

As previously mentioned, in October 2002, we completed an eight-year agreement in the U.S. (the "New U.S. Vendor Financing Agreement"), under which GE Vendor Financial Services, a subsidiary of GE, became our primary equipment financing provider in the U.S., through monthly securitizations of our new lease originations. In addition to the $2.5 billion already funded by GE prior to this agreement, which is secured by portions of our current U.S. lease receivables. The New U.S. Vendor Financing Agreement calls for GE to provide funding in the U.S. on new lease originations, of up to an additional $5 billion outstanding at anytime, during the eight year term, subject to normal customer acceptance criteria. The $5 billion limit may be increased to $8 billion subject to agreement between the parties. The new agreement contains mutually agreed renewal options for successive two-year periods.

Under this agreement, we expect GE to fund approximately 70 percent of new U.S. lease originations at over-collateralization rates, which vary over time, but are expected to be approximately 10 percent of the net receivables balance. The securitizations will be subject to interest rates calculated at each monthly loan occurrence at yield rates consistent with average rates for similar market based transactions. Consistent with the loans already received from GE, the funding received under this new agreement will be recorded as secured borrowings and the associated receivables will be included in our Consolidated Balance Sheet. GE's commitment to fund under this new agreement is not subject to our credit ratings. There are no credit rating defaults that could impair future funding under this agreement. This agreement contains cross default provisions related to certain financial covenants contained in the New Credit Facility and other significant debt facilities. Any default would impair our ability to receive subsequent funding until the default was cured or a waiver was received. As of December 31, 2002, we were in compliance with all covenants and expect to be in compliance for at least the next twelve months.

In 2002 and 2001, we received financing totaling $1,845 million and $1,175 million, respectively, from GE, secured by lease receivables in the U.S. Net fees of $16 million were capitalized as debt issue costs. In connection with these transactions, $150 million was required to be held in escrow, as security for our continuing obligations under transferred contracts. At December 31, 2002, the remaining balance of $2,323 million was included as debt in our Consolidated Balance Sheet.

In May 2002, we launched the Xerox Capital Services ("XCS") venture with GE, under which XCS now manages our customer administration and leasing activities in the U.S., including various financing programs, credit approval, order processing, billing and collections. We account for XCS as a consolidated entity since we are responsible to fund all of its operations, and, further, all events of termination result in GE receiving their entire equity investment, with total ownership reverting to us.

Summary - Financial Flexibility and Liquidity: With $2.9 billion of cash and cash equivalents on hand at December 31, 2002, we believe our liquidity (including operating and other cash flows we expect to generate) will be sufficient to meet operating cash flow requirements as they occur and to satisfy all scheduled debt maturities for at least the next twelve months. Our ability to maintain sufficient liquidity going forward is highly dependent on achieving expected operating results, including capturing the benefits from restructuring activities, and completing announced finance receivable securitization and other initiatives. There is no assurance that these initiatives will be successful. Failure to successfully complete these initiatives could have a material adverse effect on our liquidity, operations and financial position, and could require us to consider further measures, including deferring planned capital expenditures, reducing discretionary spending, selling additional assets and, if necessary, restructuring existing debt.

Our access to the public debt markets is expected to be limited to the non-investment grade segment until our debt ratings have been restored to investment grade. Specifically, until our credit ratings improve, we will be unable to access the commercial paper markets or obtain unsecured bank lines of credit. Improvements in our credit ratings depend on (1) our ability to demonstrate sustained profitability growth and operating cash generation and (2) continued progress on our finance receivable securitization initiatives. However, there is no assurance on the timing of when our ratings may be restored to investment grade by the rating agencies.

We intend to access the non-investment grade public debt markets until our credit ratings are restored to investment grade. This, together with possible opportunistic access to the equity or equity-linked markets, can provide significant sources of additional funds until full access to the public debt markets is restored.

Contractual Cash Obligations and Other Commercial Commitments and Contingencies:
At December 31, 2002, we had the following contractual cash obligations and other commercial commitments and contingencies:

Contractual Cash Obligations including cumulative preferred securities ($ in millions):

                                               2003      2004     2005     2006    2007    Thereafter
                                               ----      ----     ----     ----    ----    ----------
Long-term debt ..............................  $3,980    $3,909   $4,016   $  56   $ 296      $ 1,517
Short-term debt .............................     397        --       --      --      --           --
Minimum operating lease commitments .........     238       202      157     124      71          346
                                               ------    ------   ------   -----   -----      -------
    Total contractual cash obligations ......  $4,615    $4,111   $4,173   $ 180   $ 367      $ 1,863
                                               ======    ======   ======   =====   =====      =======

Cumulative Preferred Securities: As of December 31, 2002, we have four series of outstanding preferred securities as summarized below. The redemption requirements and the annual cumulative dividend requirements on our outstanding preferred stock are as follows:

     . Series B Convertible Preferred Stock ("ESOP Shares"): The balance at December 31, 2002 was $508 million, net of deferred ESOP benefits, and is redeemable in shares of common stock or cash, at our option, as employees with vested shares leave the Company. Annual cumulative dividend requirements are $6.25 per share. Dividends declared but not yet paid amounted to $11 million at December 31, 2002. At December 31, 2002, we had 7,023,437 shares issued and outstanding.

     . 7.5 percent Convertible Trust Preferred Securities: The balance at December 31, 2002 was $1,016 million, and is putable in 2004 in cash or in shares of common stock at a redemption value of $1,035 million at the holders' option. Annual cumulative distribution requirements of approximately $78 million are $3.75 per Preferred Security on 20.7 million securities. The first three years' dividend requirements were funded at issuance and are invested in U.S. Treasury securities held by a separate trust. As of December 31, 2002, $151 million of the original $229 million remained in the trust.

     . 8 percent Convertible Trust Preferred Securities: The balance at December 31, 2002 was $640 million, and is redeemable in 2027 at a redemption value of $650 million. Annual cumulative dividend requirements are $80 per security on 650,000 securities or $52 million per year.

     . Canadian Deferred Preferred Stock: The balance at December 31, 2002 was $45 million, and is redeemable in 2006. Annual cumulative non-cash dividend requirements will increase this amount to its 2006 redemption value of approximately $56 million.

Other Commercial Commitments and Contingencies:

Flextronics: As previously discussed, in 2001 we outsourced certain manufacturing activities to Flextronics under a five-year agreement. During 2002, we purchased approximately $1 billion of inventory from Flextronics. We anticipate that we will purchase approximately $900 million of inventory from Flextronics during 2003 and expect to increase this level commensurate with our sales in the future.

Fuji Xerox: We had product purchases from Fuji Xerox totaling $727 million, $598 million, and $812 million in 2002, 2001 and 2000, respectively. Our purchase commitments with Fuji Xerox are in the normal course of business and typically have a lead time of three months. We anticipate that we will purchase approximately $700 million of products from Fuji Xerox in 2003.

Other Purchase Commitments: We enter into other purchase commitments with vendors in the ordinary course of business. Our policy with respect to all purchase commitments is to record losses, if any, when they are probable and reasonably estimable. We currently do not have, nor do we anticipate, material loss contracts.

EDS Contract: We have an information management contract with Electronic Data Systems Corp. to provide services to us for global mainframe system processing, application maintenance and enhancements, desktop services and helpdesk support, voice and data network management, and server management. In 2001, we extended the original ten-year contract through June 30, 2009. Although there are no minimum payments required under the contract, we anticipate making the following payments to EDS over the next five years (in millions): 2003--$331; 2004--$320; 2005--$311; 2006--$299; 2007--$288. The estimated payments are the result of an EDS and Xerox Global Demand Case process that has been in place for eight years. Twice a year, using this estimating process based on historical activity, the parties agree on a projected volume of services to be provided under each major element of the contract. Pricing for the base services (which are comprised of global mainframe system processing, application maintenance and enhancements, desktop services and help desk support, voice and data management) were established when the contract was signed in 1994 based on our actual costs in preceding years. The pricing was modified through comparisons to industry benchmarks and through negotiations in subsequent amendments. Prices and services for the period July 1, 2004 through June 30, 2009 are currently being negotiated and should be finalized by December 31, 2003. As such, the amounts above are subject to change. We can terminate the contract with six months notice, as defined in the contract, with no termination fee. We have an option to purchase the assets placed in service under the EDS contract, should we elect to terminate such contract and either operate those assets ourselves or enter a separate contract with a similar service provider.

Pension and Other Post-Retirement Benefit Plans: We sponsor pension and other post-retirement benefit plans. As discussed in Note 13 to the Consolidated Financial Statements, our collective pension plans were underfunded by $2.0 billion at December 31, 2002. Our post-retirement plan, which is a non-funded plan, had a benefit obligation of $1.6 billion at December 31, 2002. Our 2002 cash outlays for these plans were $138 million for pensions and $102 million for other post-retirement plans. Our anticipated cash outlays for 2003 are $170 million for pensions and $115 million for other post-retirement plans.

Other Funding Arrangements:

Special Purpose Entities: From time to time, we have generated liquidity by selling or securitizing portions of our finance and accounts receivable portfolios. We have typically utilized qualified special-purpose entities ("SPEs") in order to implement these transactions in a manner that isolates, for the benefit of the securitization investors, the securitized receivables from our other assets which would otherwise be available to our creditors. These transactions are typically credit-enhanced through over-collateralization. Such use of SPEs is standard industry practice, is typically required by securitization investors and makes the securitizations easier to market. None of our officers, directors or employees or those of any of our subsidiaries or affiliates hold any direct or indirect ownership interests in, or derive personal benefits from, any of these SPEs. We typically act as service agent and collect the securitized receivables on behalf of the securitization investors. Under certain circumstances, we can be terminated as servicing agent, in which event the SPEs may engage another servicing agent and we would cease to receive a servicing fee, although no such circumstances have occurred to date. We are not liable for non-collection of securitized receivables, or otherwise required to make payments to the SPEs except to the limited extent that the securitized receivables did not meet specified eligibility criteria at the time we sold the receivables to the SPEs or we fail to observe agreed upon credit and collection policies and procedures.

Substantially all of our SPE transactions were accounted for as borrowings, with the debt and related assets remaining on our balance sheets. Specifically, in addition to the U.S. and Canadian loans from GE and the ML loan in France discussed above, which utilized SPEs as part of their structures, we have entered into the following similar transactions:

     . In 2000 through 2002, Xerox Corporation and Xerox Canada Limited ("XCL") operated securitization facilities that engaged in continuous sales of certain accounts receivable in the U.S. and Canada. The facility allowed up to $315 million and $38 million, respectively, of receivables to be outstanding to investors in the facility. As these receivables were collected, new receivables were purchased. In May 2002, a Moody's downgrade constituted an event of termination under the U.S.agreement, which we allowed to terminate in October 2002. In February 2002, a downgrade of our Canadian debt by Dominion Bond Rating Service caused the event of termination, in turn causing the remaining Canadian facility to no longer purchase receivables, with collections used to repay previously repurchased receivables. This facility was fully repaid in 2002.


      . In 1999, XCL securitized certain finance receivables, generating gross proceeds of $345 million. At December 31, 2002, approximately $30 million was outstanding.

In summary, at December 31, 2002, amounts owed by these receivable-related SPEs to their investors totaled $3,195 million, $3,165 million of which is reported as debt in our Consolidated Balance Sheet. A detailed description of these transactions is included in Note 5 to the Consolidated Financial Statements. We also utilized SPEs in our Trust Preferred Securities transactions. Refer to Note 16 to the Consolidated Financial Statements for a description of the Trust Preferred Securities transactions.

Financial Risk Management:

We are exposed to market risk from changes in foreign currency exchange rates and interest rates that could affect our results of operations and financial condition. Our current below investment-grade credit ratings effectively constrain our ability to fully use derivative contracts as part of our risk management strategy described below, especially with respect to interest rate management. Accordingly, our results of operations are exposed to increased volatility. As further discussed in Note 1 to the Consolidated Financial Statements, we adopted SFAS No. 133 as of January 1, 2001. The adoption of SFAS No. 133 has increased the volatility of reported earnings and other comprehensive income. In general, the amount of volatility will vary with the level of derivative and hedging activities and the market volatility during any period.

We have historically entered into certain derivative contracts, including interest rate swap agreements, foreign currency swap agreements, forward exchange contracts and purchased foreign currency options, to manage interest rate and foreign currency exposures. The fair market values of all our derivative contracts change with fluctuations in interest rates and/or currency rates and are designed so that any change in their values is offset by changes in the values of the underlying exposures. Our derivative instruments are held solely to hedge economic exposures; we do not enter into derivative instrument transactions for trading or other speculative purposes and we employ long-standing policies prescribing that derivative instruments are only to be used to achieve a very limited set of objectives.

Our primary foreign currency market exposures include the Japanese Yen, Euro, Brazilian Real, British Pound Sterling and Canadian Dollar. Historically, for each of our legal entities, we have generally hedged foreign currency denominated assets and liabilities, primarily through the use of derivative contracts. Despite our current credit ratings, we have been able to restore significant hedging activities with currency-related derivative contracts during 2002. Although we are still unable to hedge all our currency exposures, we are currently utilizing the re-established capacity primarily to hedge currency exposures related to our foreign-currency denominated debt.

We typically enter into simple unleveraged derivative transactions. Our policy is to use only counterparties with an investment-grade or better rating and to monitor market risk and exposure for each counterparty. We also utilize arrangements allowing us to net gains and losses on separate contracts with all counterparties to further mitigate the credit risk associated with our financial instruments. Based upon our ongoing evaluation of the replacement cost of our derivative transactions and counterparty credit-worthiness, we consider the risk of a material default by a counterparty to be remote.

Due to our credit ratings, many of our derivative contracts and several other material contracts at December 31, 2002 require us to post cash collateral or maintain minimum cash balances in escrow. These cash amounts are reported in our Consolidated Balance Sheets within Other current assets or other long-term assets, depending on when the cash will be contractually released. Such restricted cash amounts totaled $77 million at December 31, 2002.

Assuming a 10 percent appreciation or depreciation in foreign currency exchange rates from the quoted foreign currency exchange rates at December 31, 2002, the potential change in the fair value of foreign currency-denominated assets and liabilities in each entity would be insignificant because all material currency asset and liability exposures were hedged as of December 31, 2002. A 10 percent appreciation or depreciation of the U.S. Dollar against all currencies from the quoted foreign currency exchange rates at December 31, 2002, would have a $349 million impact on our Cumulative Translation Adjustment portion of equity. The amount permanently invested in foreign subsidiaries and affiliates -- primarily Xerox Limited, Fuji Xerox and Xerox do Brasil -- and translated into dollars using the year-end exchange rates, was $3.5 billion at December 31, 2002, net of foreign currency-denominated liabilities designated as a hedge of our net investment.

Interest Rate Risk Management: Virtually all customer-financing assets earn fixed rates of interest, while a significant portion of our debt bears interest at variable rates. Historically we have attempted to manage our interest rate risk by "match-funding" the financing assets and related debt, including through the use of interest rate swap agreements. However, as our credit ratings declined, our ability to continue this practice became constrained.

At December 31, 2002, we had $7 billion of variable rate debt, including the $3.5 billion outstanding under the New Credit Facility and the notional value of our pay-variable interest-rate swaps. The notional value of our offsetting pay-fixed interest-rate swaps was $1.2 billion.

Our loans related to vendor financing, from parties including GE, are secured by customer-financing assets and are designed to mature ratably with our collection of principal payments on the financing assets which secure them. The interest rates on those loans are fixed. As a result, the vendor financing loan programs create natural match-funding of the financing assets to the related debt. As we implement additional finance receivable securitizations and continue to repay existing debt, the portion of our financing assets which is match-funded against related secured debt will increase. On a consolidated basis, including the impact of our hedging activities, weighted-average interest rates for 2002, 2001 and 2000 approximated 5.0 percent, 5.5 percent and 6.2 percent, respectively.

Many of the financial instruments we use are sensitive to changes in interest rates. Interest rate changes result in fair value gains or losses on our term debt and interest rate swaps, due to differences between current market interest rates and the stated interest rates within the instrument. The loss in fair value at December 31, 2002, from a 10 percent change in market interest rates would be approximately $201 million for our interest rate sensitive financial instruments. Our currency and interest rate hedging are typically unaffected by changes in market conditions as forward contracts, options and swaps are normally held to maturity consistent with our objective to lock in currency rates and interest rate spreads on the underlying transactions.

We anticipate continued volatility in our results of operations due to market changes in interest rates and foreign currency rates which we are currently unable to hedge.

Forward-Looking Cautionary Statements:

This Annual Report contains forward-looking statements and information relating to Xerox that are based on our beliefs, as well as assumptions made by and information currently available to us. The words "anticipate," "believe," "estimate," "expect," "intend," "will" and similar expressions, as they relate to us, are intended to identify forward-looking statements. Actual results could differ materially from those projected in such forward-looking statements. Information concerning certain factors that could cause actual results to differ materially is included in our 2002 Annual Report on Form 10-K filed with the SEC. We do not intend to update these forward-looking statements.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Xerox Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and common shareholders' equity present fairly, in all material respects, the financial position of Xerox Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002.


PricewaterhouseCoopers LLP
Stamford, Connecticut
January 28, 2003, except for Note 15, which is as of March 27, 2003

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                                    Year ended December 31,
                                                                                                    -----------------------
                                                                                                   2002       2001      2000
                                                                                                   ----       ----      ----
                                                                                                (in millions, except per-share
Revenues
Sales .......................................................................................    $ 6,752    $ 7,443   $ 8,839
Service, outsourcing and rentals ............................................................      8,097      8,436     8,750
Finance income ..............................................................................      1,000      1,129     1,162
                                                                                                 -------    -------   -------
    Total Revenues ..........................................................................     15,849     17,008    18,751
                                                                                                 -------    -------   -------
Costs and Expenses
Cost of sales ...............................................................................      4,197      5,170     6,080
Cost of service, outsourcing and rentals ....................................................      4,530      4,880     5,153
Equipment financing interest ................................................................        401        457       498
Research and development expenses ...........................................................        917        997     1,064
Selling, administrative and general expenses ................................................      4,437      4,728     5,518
Restructuring and asset impairment charges ..................................................        670        715       475
Gain on sale of half of interest in Fuji Xerox ..............................................         --       (773)       --
Gain on affiliate's sale of stock ...........................................................         --         (4)      (21)
Gain on sale of China operations ............................................................         --         --      (200)
Other expenses, net .........................................................................        445        444       551
                                                                                                 -------    -------   -------
    Total Costs and Expenses ................................................................     15,597     16,614    19,118
                                                                                                 -------    -------   -------
Income (Loss) before Income Taxes (Benefits), Equity Income, Minorities'
  Interests and Cumulative Effect of Change in Accounting Principle .........................        252        394      (367)
Income taxes (benefits) .....................................................................         60        497       (70)
                                                                                                 -------    -------   -------
Income (Loss) before Equity Income, Minorities' Interests and Cumulative Effect of
  Change in Accounting Principle ............................................................        192       (103)     (297)
Equity in net income of unconsolidated affiliates ...........................................         54         53        66
Minorities' interests in earnings of subsidiaries ...........................................        (92)       (42)      (42)
                                                                                                 -------    -------   -------
Income (Loss) before Cumulative Effect of Change in Accounting Principle ....................        154        (92)     (273)
Cumulative effect of change in accounting principle .........................................        (63)        (2)       --
                                                                                                 -------    -------   -------
Net Income (Loss) ...........................................................................         91        (94)     (273)
Less: Preferred stock dividends, net ........................................................        (73)       (12)      (46)
                                                                                                 -------    -------   -------
Income (Loss) available to common shareholders ..............................................    $    18    $  (106)  $  (319)
                                                                                                 =======    =======   =======
Basic Earnings (Loss) per Share
    Income (Loss) before Cumulative Effect of Change in Accounting Principle ................    $  0.11    $ (0.15)  $ (0.48)
                                                                                                 =======    =======   =======
    Net Earnings (Loss) per Share ...........................................................    $  0.02    $ (0.15)  $ (0.48)
                                                                                                 =======    =======   =======
Diluted Earnings (Loss) per Share
    Income (Loss) before Cumulative Effect of  Change in Accounting Principle ...............    $  0.10    $ (0.15)  $ (0.48)
                                                                                                 =======    =======   =======
    Net Earnings (Loss) per Share ...........................................................    $  0.02    $ (0.15)  $ (0.48)
                                                                                                 =======    =======   =======

    The accompanying notes are an integral part of the consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS

                                                                                                         December 31,
                                                                                                         ------------
                                                                                                       2002         2001
                                                                                                       ----         ----
                                                                                                         (in millions)
Assets
Cash and cash equivalents.........................................................................   $  2,887     $  3,990
Accounts receivable, net..........................................................................      2,072        1,896
Billed portion of finance receivables, net........................................................        564          584
Finance receivables, net..........................................................................      3,088        3,338
Inventories.......................................................................................      1,222        1,364
Other current assets..............................................................................      1,186        1,428
                                                                                                     --------     --------
    Total Current Assets..........................................................................     11,019       12,600
Finance receivables due after one year, net.......................................................      5,353        5,756
Equipment on operating leases, net................................................................        459          804
Land, buildings and equipment, net................................................................      1,757        1,999
Investments in affiliates, at equity..............................................................        628          632
Intangible assets, net............................................................................        360          457
Goodwill..........................................................................................      1,564        1,445
Deferred tax assets, long-term....................................................................      1,592        1,342
Other long-term assets............................................................................      2,726        2,610
                                                                                                     --------     --------
    Total Assets..................................................................................   $ 25,458     $ 27,645
                                                                                                     ========     ========
Liabilities and Equity
Short-term debt and current portion of long-term debt.............................................   $  4,377     $  6,637
Accounts payable..................................................................................        839          704
Accrued compensation and benefits costs...........................................................        481          451
Unearned income...................................................................................        257          244
Other current liabilities.........................................................................      1,833        1,951
                                                                                                     --------     --------
    Total Current Liabilities.....................................................................      7,787        9,987
Long-term debt....................................................................................      9,794       10,107
Pension liabilities...............................................................................      1,307          527
Post-retirement medical benefits..................................................................      1,251        1,233
Other long-term liabilities.......................................................................      1,144        1,764
                                                                                                     --------     --------
    Total Liabilities.............................................................................     21,283       23,618
Minorities' interests in equity of subsidiaries...................................................         73           73
Company-obligated, mandatorily redeemable preferred securities of subsidiary trusts
  holding solely subordinated debentures of the Company...........................................      1,701        1,687
Preferred stock...................................................................................        550          605
Deferred ESOP benefits............................................................................        (42)        (135)
Common stock, including additional paid in capital................................................      2,739        2,622
Retained earnings.................................................................................      1,025        1,008
Accumulated other comprehensive loss..............................................................     (1,871)      (1,833)
                                                                                                     --------     --------
     Total Liabilities and Equity.................................................................   $ 25,458     $ 27,645
                                                                                                     ========     ========

Shares of common stock issued and outstanding were (in thousands) 738,273 and 722,314 at December 31, 2002 and December 31, 2001, respectively.


    The accompanying notes are an integral part of the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               Year ended December 31,
                                                                                               -----------------------
                                                                                            2002          2001       2000
                                                                                            ----          ----       ----
                                                                                                    (in millions)
Cash Flows from Operating Activities:
Net income (loss)                                                                         $     91     $    (94)   $   (273)
Adjustments required to reconcile net income (loss) to cash flows from operating activities:
   Depreciation and amortization.........................................................    1,035        1,332       1,244
   Impairment of goodwill................................................................       63           --          --
   Provisions for receivables and inventory..............................................      468          748         848
   Restructuring and other charges.......................................................      670          715         502
   Deferred tax benefit..................................................................     (178)         (10)       (130)
   Cash payments for restructurings......................................................     (392)        (484)       (387)
   Gain on early extinguishment of debt..................................................       (1)         (63)         --
   Gains on sales of businesses and assets...............................................       (1)        (765)       (288)
   Undistributed equity in income of affiliated companies................................      (23)         (20)        (25)
   Decrease in inventories...............................................................       16          319          74
   Increase in on-lease equipment........................................................     (127)        (271)       (506)
   Decrease (increase) in finance receivables............................................      754           88        (701)
   (Increase) decrease in accounts receivable and billed portion of finance receivables..     (266)         189        (385)
   Proceeds from sale of accounts receivable, net                                               --           --         328
   Increase (decrease) in accounts payable and accrued compensation and benefits costs...      192         (270)         59
   (Decrease) increase in income tax liabilities.........................................     (204)         452        (291)
   (Decrease) increase in other current and long-term liabilities........................     (254)        (160)         55
   Early termination of derivative contracts.............................................       39         (148)       (108)
   Other, net............................................................................       (6)           8         191
                                                                                          --------     --------    --------
   Net cash provided by operating activities.............................................    1,876        1,566         207
                                                                                          --------     --------    --------
Cash Flows from Investing Activities:
Cost of additions to land, buildings and equipment.......................................     (146)        (219)       (452)
Proceeds from sales of land, buildings and equipment.....................................       19           69          44
Cost of additions to internal use software...............................................      (50)        (124)       (211)
Proceeds from divestitures...............................................................      340        1,768         640
Acquisitions, net of cash acquired.......................................................       (4)          18        (856)
Funds released from (placed in) escrow and other restricted cash, net....................       41         (628)         --
Other, net...............................................................................       (3)         (11)        (20)
                                                                                          --------     --------    --------
   Net cash provided by (used in) investing activities...................................      197          873        (855)
                                                                                          --------     --------    --------
Cash Flows from Financing Activities:
Cash proceeds from new secured financings................................................    3,055        2,418         411
Debt payments on secured financings......................................................   (1,662)      (1,068)       (532)
Other changes in debt, net...............................................................   (4,619)      (2,448)      3,038
Proceeds from issuance of mandatorily redeemable preferred securities....................       --        1,004          --
Dividends on common and preferred stock..................................................      (67)         (93)       (587)
Proceeds from issuances of common stock..................................................        4           28          --
Settlements of equity put options, net...................................................       --          (28)        (68)
Dividends to minority shareholders.......................................................       (3)          (2)         (7)
                                                                                          --------     --------    --------
  Net cash (used in) provided by financing activities....................................   (3,292)        (189)      2,255
                                                                                          --------     --------    --------
Effect of exchange rate changes on cash and cash equivalents.............................      116          (10)         11
                                                                                          --------     --------    --------
(Decrease) increase in cash and cash equivalents.........................................   (1,103)       2,240       1,618
Cash and cash equivalents at beginning of year...........................................    3,990        1,750         132
                                                                                          --------     --------    --------
Cash and cash equivalents at end of year................................................. $  2,887     $  3,990    $  1,750
                                                                                          ========     ========    ========

    The accompanying notes are an integral part of the consolidated financial statements.

             CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

                                                                                              Accumulated
                                                    Common    Common    Additional                Other
                                                    Stock     Stock      Paid-In    Retained  Comprehensive
                                                    Shares    Amount     Capital    Earnings    Loss/(1)/       Total
                                                  --------- --------- ------------ ---------  -------------  ---------
                                                                   (In millions, except share data)
Balance at December 31, 1999 ..................     665,156   $   667   $    1,600   $ 1,910      $ (1,224)  $   2,953
                                                  ---------   -------   ----------   -------      --------   ---------
Net loss ......................................                                         (273)                     (273)
Translation adjustments .......................                                                       (356)       (356)
Minimum pension liability, net of tax .........                                                          5           5
Unrealized loss on securities .................                                                         (5)         (5)
                                                                                                             ---------
Comprehensive loss ............................                                                              $    (629)
                                                                                                             ---------
Stock option and incentive plans ..............         940         1           32                                  33
Xerox Canada exchangeable stock ...............          29
Convertible securities ........................       2,451         2           28        (8)                       22
Cash dividends declared:
  Common stock ($0.65 per share) ..............                                         (434)                     (434)
  Preferred stock ($6.25 per
    share), net of tax benefit ................                                          (46)                      (46)
Put options, net ..............................                               (100)                               (100)
Other
                                                                                 1         1                         2
                                                  ---------   -------   ----------   -------      --------   ---------
Balance at December 31, 2000 ..................     668,576       670        1,561     1,150        (1,580)      1,801
                                                  ---------   -------   ----------   -------      --------   ---------
Net loss ......................................                                          (94)                      (94)
Translation adjustments .......................                                                       (210)       (210)
Minimum pension liability, net of tax .........                                                        (40)        (40)
Unrealized gain on securities .................                                                          4           4
FAS 133 transition adjustment .................                                                        (19)        (19)
  Net unrealized gains on cash flow
    hedges ....................................                                                         12          12
                                                                                                             ---------
Comprehensive loss ............................                                                              $    (347)
                                                                                                             ---------
Stock option and incentive plans ..............         546         1            5                                   6
Xerox Canada exchangeable stock                         312
Convertible securities ........................       5,865         6           36                                  42
Cash dividends declared:
  Common stock ($0.05 per share) ..............                                          (34)                      (34)
  Preferred stock ($1.56 per
  share), net of
  tax benefit .................................                                          (12)                      (12)
  Put options, net ............................                                  4                                   4
Equity for debt exchanges .....................      41,154        41          270                                 311
Issuance of unregistered shares ...............       5,861         6           22                                  28
Other .........................................                                           (2)                       (2)
                                                  ---------   -------   ----------   -------      --------   ---------
Balance at December 31, 2001 ..................     722,314   $   724   $    1,898   $ 1,008      $ (1,833)  $   1,797
                                                  ---------   -------   ----------   -------      --------   ---------
Net income ....................................                                           91                        91
Translation adjustments (2) ...................                                                        234         234
Minimum pension liability, net of tax .........                                                       (279)       (279)
Unrealized gain on securities .................                                                          1           1
Net unrealized gains on cash flow
  hedges ......................................                                                          6           6
                                                                                                             ---------
Comprehensive income ..........................                                                              $      53
                                                                                                             ---------
Stock option and incentive plans ..............       2,385         2           10                                  12
Xerox Canada exchangeable stock                          44
Convertible securities ........................       7,118         7           48                                  55
Cash dividends declared:
Preferred stock ($10.94 per share),
  net of tax benefit ..........................                                          (73)                      (73)
Equity for debt exchanges .....................       6,412         6           45                                  51
Other .........................................                    (1)                    (1)                       (2)
                                                  ---------   -------   ----------   -------      --------   ---------
Balance at December 31, 2002 ..................     738,273   $   738   $    2,001   $ 1,025      $ (1,871)  $   1,893
                                                  =========   =======   ==========   =======      ========   =========

(1) As of December 31, 2002, Accumulated Other Comprehensive Loss is composed of cumulative translation adjustments of $(1,524), a minimum pension liability of $(346) and cash flow hedging losses of $(1).

(2) Includes reclassification adjustments for foreign currency translation losses of $59, that were realized in 2002 due to the sale of businesses. These amounts were included in accumulated other comprehensive loss in prior periods as unrealized losses. Refer to Note 4 for further discussion.

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

   (Dollars in millions, except per-share data and unless otherwise indicated)

Note 1--Summary of Significant Accounting Policies

References herein to "we," "us" or "our" refer to Xerox Corporation and its subsidiaries unless the context specifically requires otherwise.

Description of Business and Basis of Presentation: We are The Document Company, and a leader in the global document market, developing, manufacturing, marketing, servicing and financing a complete range of document equipment, software, solutions and services.

Liquidity, Financial Flexibility and Funding Plans: We manage our worldwide liquidity using internal cash management practices, which are subject to (1) the statutes, regulations and practices of each of the local jurisdictions in which we operate, (2) the legal requirements of the agreements to which we are parties and (3) the policies and cooperation of the financial institutions we utilize to maintain such cash management practices. In 2000, our operational issues were exacerbated by significant competitive and industry changes, adverse economic conditions, and significant technology and acquisition spending. Together, these conditions negatively impacted our liquidity, which from 2000 to 2002 led to a series of credit rating downgrades, eventually to below investment grade. Consequently, our access to capital and derivative markets has been restricted. The downgrades also required us to cash-collateralize certain derivative and securitization arrangements to prevent them from terminating, and to immediately settle terminating derivative contracts. Further, we are required to maintain minimum cash balances in escrow on certain borrowings and letters of credit. In addition, as discussed in Note 15, the SEC would not allow us to publicly register any securities offerings while its investigation, which commenced in June 2000, was ongoing. This additional constraint essentially prevented us from raising funds from sources other than unregistered capital markets offerings and private lending or equity sources. Consequently, our credit ratings, which were already under pressure, came under greater pressure since credit rating agencies often include access to capital sources in their rating criteria.

While the conclusion of the SEC investigation in 2002 removed our previous inability to access public capital markets, we expect our ability to access unsecured credit sources to remain restricted as long as our credit ratings remain below investment grade, and we expect our incremental cost of borrowing to increase as a result of such credit ratings.

In June 2002, we entered into an Amended and Restated Credit Agreement (the "New Credit Facility") with a group of lenders, replacing our prior $7 billion facility (the "Old Revolver"). At that time, we permanently repaid $2.8 billion of the Old Revolver and subsequently paid $710 on the New Credit Facility. At December 31, 2002, the New Credit Facility consisted of two tranches of term loans totaling $2.0 billion and a $1.5 billion revolving credit facility that includes a $200 letter of credit subfacility. At December 31, 2002, $3.5 billion was outstanding under the New Credit Facility. At December 31, 2002 we had no additional borrowing capacity under the New Credit Facility since the entire revolving facility was outstanding, including a $10 letter of credit under the subfacility.

The New Credit Facility contains affirmative and negative covenants. The New Credit Facility contains financial covenants that the Old Revolver did not contain. Certain of the more significant covenants under the New Credit Facility are summarized below (this summary is not complete and is in all respects subject to the actual provisions of the New Credit Facility):

  . Excess cash of certain foreign subsidiaries and of Xerox Credit Corporation, a wholly-owned subsidiary, must be transferred to Xerox at the end of each fiscal quarter; for this purpose, "excess cash" generally means cash maintained by certain foreign subsidiaries taken as a whole in excess of their aggregate working capital and other needs in the ordinary course of business (net of sources of funds from third parties), including reasonably anticipated needs for repaying debt and other obligations and making investments in their businesses. In certain circumstances, we are not required to transfer cash to Xerox Corporation, the parent company, if the transfer cannot be made in a tax efficient manner or if it would be considered a breach of fiduciary duty by the directors of the foreign subsidiary;

  . Minimum EBITDA (a quarterly test that is based on rolling four quarters) ranging from $1.0 to $1.3 billion; for this purpose, "EBITDA" (Earnings before interest, taxes, depreciation and amortization) generally means EBITDA (excluding interest and financing income to the extent included in consolidated net income), less any amounts spent for software development that are capitalized;

  . Maximum leverage ratio (a quarterly test that is calculated as total adjusted debt divided by EBITDA) ranging from 4.3 to 6.0;

  . Maximum capital expenditures (annual test) of $330 million per fiscal year plus up to $75 million of any unused amount carried over from the previous year; for this purpose, "capital expenditures" generally mean the amounts included on our statement of cash flows as "additions to land, buildings and equipment, plus any capital lease obligations incurred;

  . Minimum consolidated net worth ranging from $2.9 billion to $3.1 billion; for this purpose, "consolidated net worth" generally means the sum of the amounts included on our balance sheet as "common shareholders' equity," "preferred stock," "company-obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely subordinated debentures of the Company," except that the currency translation adjustment effects and the effects of compliance with FAS 133 occurring after December 31, 2001 are disregarded, the preferred securities (whether or not convertible) issued by us or by our subsidiaries which were outstanding on June 21, 2002 will always be included, and any capital stock or similar equity interest issued after June 21, 2002 which matures or generally becomes mandatorily redeemable for cash or puttable at holders' option prior to November 1, 2005 is always excluded; and

  . Limitations on: (i) issuance of debt and preferred stock; (ii) creation of liens; (iii) certain fundamental changes to corporate structure and nature of business, including mergers; (iv) investments and acquisitions; (v) asset transfers; (vi) hedging transactions other than in those in the ordinary course of business and certain types of synthetic equity or debt derivatives, and (vii) certain types of restricted payments relating to our, or our subsidiaries', equity interests, including payment of cash dividends on our common stock; (viii) certain types of early retirement of debt, and (ix) certain transactions with affiliates, including intercompany loans and asset transfers.

The New Credit Facility generally does not affect our ability to continue to monetize receivables under the agreements with GE and others. Although we cannot pay cash dividends on our common stock during the term of the New Credit Facility, we can pay cash dividends on our preferred stock, provided there is then no event of default. In addition to other defaults customary for facilities of this type, defaults on other debt, or bankruptcy, of Xerox Corporation, or certain of our subsidiaries, would constitute defaults under the New Credit Facility.

At December 31, 2002, we are in compliance with all aspects of the New Credit Facility including financial covenants and expect to be in compliance for at least the next twelve months. Failure to be in compliance with any material provision or covenant of the New Credit Facility could have a material adverse effect on our liquidity and operations.

The New Credit Facility generally does not affect our ability to continue to securitize receivables under the agreements we have with General Electric and others, as discussed further in Note 5. Although we cannot pay cash dividends on our common stock during the term of the New Credit Facility, we can pay cash dividends on our preferred stock, provided there is then no event of default. In addition to other defaults customary for facilities of this type, defaults on our other debt, or bankruptcy, or certain of our subsidiaries, would constitute defaults under the New Credit Facility.

At December 31, 2002, we are in compliance with all aspects of the New Credit Facility including financial covenants and expect to be in compliance for at least the next twelve months. Failure to be in compliance with any material provision or covenant of the New Credit Facility could have a material adverse effect on our liquidity and operations.

With $2.9 billion of cash and cash equivalents on hand at December 31, 2002, we believe our liquidity (including operating and other cash flows we expect to generate) will be sufficient to meet operating cash flow requirements as they occur and to satisfy all scheduled debt maturities for at least the next twelve months. Our ability to maintain sufficient liquidity going forward is highly dependent on achieving expected operating results, including capturing the benefits from restructuring activities, and completing announced finance receivables securitizations. There is no assurance that these initiatives will be successful. Failure to successfully complete these initiatives could have a material adverse effect on our liquidity and our operations, and could require us to consider further measures, including deferring planned capital expenditures, reducing discretionary spending, selling additional assets and, if necessary, restructuring existing debt.

We also expect that our ability to fully access commercial paper and other unsecured public debt markets will depend upon improvements in our credit ratings, which in turn depend on our ability to demonstrate sustained profitability growth and operating cash generation and continued progress on our vendor financing initiatives. Until such time, we expect some bank credit lines to continue to be unavailable, and we intend to access other segments of the capital markets as business conditions allow, which could provide significant sources of additional funds until full access to the unsecured public debt markets is restored.

Basis of Consolidation: The consolidated financial statements include the accounts of Xerox Corporation and all of our controlled subsidiary companies. All significant intercompany accounts and transactions have been eliminated. Investments in business entities in which we do not have control, but we have the ability to exercise significant influence over operating and financial policies (generally 20 to 50 percent ownership), are accounted for using the equity method of accounting. Upon the sale of stock of a subsidiary, we recognize a gain or loss in our Consolidated Statements of Income equal to our proportionate share of the corresponding increase or decrease in that subsidiary's equity. Operating results of acquired businesses are included in the Consolidated Statements of Income from the date of acquisition. For further discussion of acquisitions, refer to Note 3.

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

Income (Loss) before Income Taxes (Benefits), Equity Income, Minorities' Interests and Cumulative Effect of Change in Accounting Principle: Throughout the Notes to the Consolidated Financial Statements, we refer to the effects of certain changes in estimates and other adjustments on Income (Loss) before Income Taxes (Benefits), Equity Income, Minorities' Interests and Cumulative Effect of Change in Accounting Principle. For convenience and ease of reference, that caption in our Consolidated Statements of Income is hereafter referred to as "pre-tax income (loss)."

Use of Estimates: The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to: (i) allocation of revenues and fair values in multiple element arrangements; (ii) accounting for residual values; (iii) economic lives of leased assets; (iv) allowance for doubtful accounts; (v) retained interests associated with the sales of accounts or finance receivables; (vi) inventory valuation; (vii) restructuring and other related charges; (viii) asset impairments; (ix) depreciable lives of assets; (x) useful lives of intangible assets and goodwill (in 2002 goodwill is no longer amortized over an estimated useful life, see below for further discussion); (xi) pension and post-retirement benefit plans; (xii) income tax valuation allowances and (xiii) contingency and litigation reserves. Future events and their effects cannot be predicted with certainty; accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results could differ from those estimates.

The following table summarizes the more significant charges that require management estimates:

(in millions)                                                            Year ended December 31,
                                                                         -----------------------
                                                                       2002       2001       2000
                                                                       ----       ----       ----
Restructuring provisions and asset impairments .....................  $ 670      $ 715       $ 475
Amortization and impairment of goodwill and intangible assets ......     99         94          86
Provisions for receivables .........................................    353        506         613
Provisions for obsolete and excess inventory .......................    115        242         235
Depreciation and obsolescence of equipment on operating leases .....    408        657         626
Depreciation of buildings and equipment ............................    341        402         417
Amortization of capitalized software ...............................    249        179         115
Pension benefits - net periodic benefit cost .......................    168         99          44
Other post-retirement benefits - net periodic benefit cost .........    120        130         109
Deferred tax asset valuation allowance provisions ..................     15        247          12

Changes in Estimates: In the ordinary course of accounting for items discussed above, we make changes in estimates as appropriate, and as we become aware of circumstances surrounding those estimates. Such changes and refinements in estimation methodologies are reflected in reported results of operations in the period in which the changes are made and, if material, their effects are disclosed in the Notes to the Consolidated Financial Statements.

New Accounting Standards and Accounting Changes:

Variable Interest Entities: In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51" ("FIN 46"). The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("VIEs") and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. We do not expect the adoption of this standard to have any impact on our results of operations, financial position or liquidity.

Guarantees: In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45")." This interpretation expands the disclosure requirements of guarantee obligations and requires the guarantor to recognize a liability for the fair value of the obligation assumed under a guarantee. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying instrument that is related to an asset, liability, or equity security of the guaranteed party. Other guarantees are subject to the disclosure requirements of FIN 45 but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS 133, a parent's guarantee of debt owed to a third party by its subsidiary or vice versa, and a guarantee which is based on performance. The disclosure requirements of FIN 45 are effective as of December 31, 2002, and require information as to the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. Significant guarantees that we have entered are disclosed in
Note 15. We do not expect the requirements of FIN 45 to have a material impact on our results of operations, financial position or liquidity.

Stock-Based Compensation: In 2002, FASB issued Statement No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123" ("SFAS No. 148") which provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. We adopted SFAS No. 148 in the fourth quarter of 2002. Since we have not changed to a fair value method of stock-based compensation, the applicable portion of this statement only affects our disclosures.

We do not recognize compensation expense relating to employee stock options because we only grant options with an exercise price equal to the fair value of the stock on the effective date of grant. If we had elected to recognize compensation expense using a fair value approach, and therefore determined the compensation based on the value as determined by the modified Black-Scholes option pricing model, the pro forma net (loss) income and (loss) earnings per share would have been as follows:

                                                                                               2002       2001         2000
                                                                                               ----       ----         ----
       Net income (loss)--as reported ...................................................    $     91   $    (94)   $    (273)
       Deduct:  Total stock-based employee compensation expense determined under fair
         value based method for all awards, net of tax. .................................         (83)       (93)        (112)
                                                                                             --------   --------    ---------
       Net income (loss)--pro forma .....................................................    $      8   $   (187)   $    (385)
                                                                                             ========   ========    =========

       Basic EPS--as reported ...........................................................    $   0.02   $  (0.15)   $   (0.48)
       Basic EPS--pro forma .............................................................       (0.09)     (0.28)       (0.65)
       Diluted EPS--as reported .........................................................        0.02      (0.15)       (0.48)
       Diluted EPS--pro forma ...........................................................       (0.09)     (0.28)       (0.65)

As reflected in the pro forma amounts in the previous table, the fair value of each option granted in 2002, 2001 and 2000 was $6.34, $2.40 and $7.50, respectively. The fair value of each option was estimated on the date of grant using the following weighted average assumptions:


                                          2002      2001       2000
                                          ----      ----       ----
          Risk-free interest rate          4.8%      5.1%       6.7%
          Expected life in years           6.5       6.5        7.1
          Expected price volatility       61.5%     51.4%      37.0%
          Expected dividend yield           --       2.7%       3.7%

Costs Associated with Exit or Disposal Activities: In 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, plant closing, or other exit or disposal activity. SFAS No. 146 is required to be applied prospectively to exit or disposal activities initiated after December 31, 2002, with earlier application encouraged. We adopted SFAS No. 146 in the fourth quarter of 2002. Refer to Note 2 for further discussion.

Gains from Extinguishment of Debt: On April 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). The portion of SFAS No. 145 that is applicable to us resulted in the reclassification of extraordinary gains on extinguishment of debt previously reported in the Consolidated Statements of Income as extraordinary items to Other expenses, net. The effect of this reclassification in the accompanying Consolidated Statements of Income was a decrease to Other expenses, net of $63 and an increase to Income taxes of $25, from amounts previously reported, for the year ended December 31, 2001.

Impairment or Disposal of Long-Lived Assets: In 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used, while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands on the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. We adopted SFAS No. 144 on January 1, 2002. The adoption of this standard did not have a material effect on our financial position or results of operations.

Asset Retirement Obligations: In 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. We will adopt SFAS No. 143 on January 1, 2003 and do not expect this standard to have any effect on our financial position or results of operations.

Business Combinations: In 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"), which requires the use of the purchase method of accounting for business combinations and prohibits the use of the pooling of interests method. We have not historically engaged in transactions that qualify for the use of the pooling of interests method and therefore, this aspect of the new standard will not have an impact on our financial results. SFAS No. 141 also changes the definition of intangible assets acquired in a purchase business combination, providing specific criteria for the initial recognition and measurement of intangible assets apart from goodwill. As a result, the purchase price allocation of future business combinations may be different than the allocation that would have resulted under the previous rules. SFAS No. 141 also requires that upon adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"), we reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. Upon adoption of SFAS No. 142, we reclassified $61 of intangible assets related to acquired workforce to goodwill that was required by this standard.

Goodwill and Other Intangible Assets: Goodwill represents the cost of acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased, and prior to 2002 was amortized on a straight-line basis over periods ranging from 5 to 40 years. Other intangible assets represent the fair value of identifiable intangible assets acquired in purchase business combinations and include an acquired customer base, distribution network, technology and trademarks. Intangible assets are amortized on a straight-line basis over periods ranging from 7 to 25 years. We adopted SFAS No. 142 on January 1, 2002 and as a result, goodwill is no longer amortized.

SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets subsequent to their initial recognition. This statement recognizes that goodwill has an indefinite life and will no longer be subject to periodic amortization. However, goodwill is to be tested at least annually for impairment, using a fair value methodology, in lieu of amortization. The provisions of this standard also required that amortization of goodwill related to equity investments be discontinued, and that these goodwill amounts continue to be evaluated for impairment in accordance with Accounting Principles Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock."

SFAS No. 142 also requires performance of annual and transitional impairment tests on goodwill using a two-step approach. The first step is to identify a potential impairment and the second step is to measure the amount of any impairment loss. The first step requires a comparison of the carrying value of reporting units, as defined, to the fair value of these units. The standard requires that if a reporting unit's fair value is below its carrying value, a potential goodwill impairment exists and we would be required to complete the second step of the transitional impairment test to quantify the amount of the potential goodwill impairment charge. Based on the results of the first step of the transitional impairment test, we identified potential goodwill impairments in the reporting units included in our Developing Markets Operations ("DMO") operating segment. We subsequently completed the second step of the transitional goodwill impairment test, which required us to estimate the implied fair value of goodwill for each DMO reporting unit by allocating the fair value of each reporting unit to all of the reporting unit's assets and liabilities. The fair value of the reporting units giving rise to the transitional impairment loss was estimated using the present value of future expected cash flows. Because the carrying amount of each reporting unit's assets and liabilities (excluding goodwill) exceeded the fair value of each reporting unit, we recorded a goodwill impairment charge of $63. This non-cash charge was recorded as a cumulative effect of change in accounting principle, in the accompanying Consolidated Statements of Income, as of January 1, 2002.

The following tables illustrate the pro-forma impact of the adoption of SFAS No.
142. Net Loss for the years ended December 31, 2001 and 2000, as adjusted for the exclusion of amortization expense, were as follows:

                                                                     For the Year Ended
                                                                       December 31,
                                                                ------------------------
                                                                   2001          2000
                                                               -----------    ----------
Reported Net Loss ...........................................      $  (94)      $  (273)
     Add: Amortization of goodwill, net of income taxes .....          59            58
                                                               -----------    ----------
 Adjusted Net Loss ..........................................      $  (35)      $  (215)
                                                               ===========    ==========

Basic and Diluted Earnings per Share for the years ended December 31, 2001 and 2000, as adjusted for the exclusion of amortization expense, were as follows:

                                                                           For the Year Ended
                                                                               December 31,
                                                                         -----------------------
                                                                           2001          2000
                                                                         --------     ----------
Reported Net Loss per Share (Basic and Diluted) .......................  $  (0.15)    $    (0.48)
     Add: Amortization of goodwill, net of income taxes ...............      0.09           0.09
                                                                         ---------    ----------
Adjusted Net Loss per Share (Basic and Diluted) .......................  $  (0.06)    $    (0.39)
                                                                         =========    ==========

Intangible assets totaled $360 and $457, net of accumulated amortization of $98 and $62 as of December 31, 2002 and 2001, respectively. All intangible assets relate to the Office operating segment and were comprised of the following as of December 31, 2002:

                                                       Gross
                                     Amortization     Carrying     Accumulated
  As of December 31, 2002:              Period       Amount (1)   Amortization   Net Amount
  -----------------------           ---------------  ------------ -------------  -----------
  Installed customer base              17.5 years      $   209        $   33      $   176
  Distribution network                   25 years          123            15          108
  Existing technology                     7 years          103            41           62
  Trademarks                              7 years           23             9           14
                                                       -------        ------      -------
                                                       $   458        $   98      $   360
                                                       =======        ======      =======

(1) Balances exclude the amount of $61 related to acquired workforce intangible asset, that was classified to goodwill as of January 1, 2002.

Amortization expense related to intangible assets was $36, $40 and $55 for the years ended December 31, 2002, 2001 and 2000, respectively (including $4 of amortization in 2001 on the acquired workforce prior to reclassification). Amortization expense related to these intangible assets is expected to remain approximately $36 annually through 2007.

The following table presents the changes in the carrying amount of goodwill, by operating segment, for the year ended December 31, 2002:

                                                       Production    Office      DMO     Other    Total
           -------------------------------------------------------  --------   -------  -------  -------
           Balance at January 1, 2002 (1)                  $605       $710      $ 70      $121   $1,506
              Foreign currency translation adjustment        82         55        (3)       --      134
              Impairment charge                              --         --       (63)       --      (63)
              Divestitures                                   (4)        --        (1)       --       (5)
              Other                                          --         (5)       (3)       --       (8)
                                                           ----       ----      -----     ----   ------
           Balance at December 31, 2002                    $683       $760      $ --      $121   $1,564
                                                           ====       ====      =====     ====   ======

(1) Balances include the amount of $61 related to acquired workforce intangible asset, that was classified to goodwill as of January 1, 2002.

Derivatives and Hedging: Effective January 1, 2001, we adopted Statement of Financial Accounting Standards, No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which requires companies to recognize all derivatives as assets or liabilities measured at their fair value, regardless of the purpose or intent of holding them. Gains or losses resulting from changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. Changes in fair value for derivatives not designated as hedging instruments and the ineffective portions of hedges are recognized in earnings in the current period. The adoption of SFAS No. 133 resulted in a net cumulative after-tax loss of $2 in the accompanying Consolidated Statement of Income and a net cumulative after-tax loss of $19 in Accumulated Other Comprehensive Income which is included in the accompanying Consolidated Balance Sheet. Further, as a result of recognizing all derivatives at fair value, including the differences between the carrying values and fair values of related hedged assets, liabilities and firm commitments, we recognized a $361 increase in assets and a $382 increase in liabilities. Refer to Note 12 to the Consolidated Financial Statements for further discussion.

Revenue Recognition: In the normal course of business, we generate revenue through the sale and rental of equipment, service, and supplies and income associated with the financing of our equipment sales. Revenue is recognized when earned. More specifically, revenue related to sales of our products and services is recognized as follows:

Equipment: Revenues from the sale of equipment, including those from sales-type leases, are recognized at the time of sale or at the inception of the lease, as appropriate. For equipment sales that require us to install the product at the customer location, revenue is recognized when the equipment has been delivered to and installed at the customer location. Sales of customer installable and retail products are recognized upon shipment or receipt by the customer according to the customer's shipping terms. Revenues from equipment under other leases and similar arrangements are accounted for by the operating lease method and are recognized as earned over the lease term, which is generally on a straight-line basis.

Service: Service revenues are derived primarily from maintenance contracts on our equipment sold to customers and are recognized over the term of the contracts. A substantial portion of our products are sold with full service maintenance agreements for which the customer typically pays a base service fee plus a variable amount based on usage. As a consequence, we do not have any significant product warranty obligations, including any obligations under customer satisfaction programs.

Supplies: Supplies revenue generally is recognized upon shipment or utilization by customer in accordance with sales terms.

Revenue Recognition Under Bundled Arrangements: We sell most of our products and services under bundled contract arrangements, which contain multiple deliverable elements. These contractual lease arrangements typically include equipment, service, supplies and financing components for which the customer pays a single negotiated price for all elements. These arrangements typically also include a variable component for page volumes in excess of contractual minimums, which are often expressed in terms of price per page, which we refer to as the "cost per copy." In a typical bundled arrangement, our customer is quoted a fixed minimum monthly payment for 1) the equipment, 2) the associated services and other executory costs and 3) the financing element. The fixed minimum monthly payments are multiplied by the number of months in the contract term to arrive at the total fixed minimum payments that the customer is obligated to make ("fixed payments") over the lease term. The payments associated with page volumes in excess of the minimums are contingent on whether or not such minimums are exceeded ("contingent payments"). The minimum contractual committed copy volumes are typically negotiated to equal the customer's estimated copy volume at lease inception. In applying our lease accounting methodology, we consider the fixed payments for purposes of allocating to the fair value elements of the contract. We do not consider the contingent payments for purposes of allocating to the elements of the contract or recognizing revenue on the sale of the equipment, given the inherent uncertainties as to whether such amounts will ever be received. Contingent payments are recognized as revenue in the period when the customer exceeds the minimum copy volumes specified in the contract.

When separate prices are listed in multiple element customer contracts, such prices may not be representative of the fair values of those elements, because the prices of the different components of the arrangement may be modified through customer negotiations, although the aggregate consideration may remain the same. Therefore, revenues under these arrangements are allocated based upon estimated fair values of each element. Our revenue allocation methodology first begins by determining the fair value of the service component, as well as other executory costs and any profit thereon and second, by determining the fair value of the equipment based on comparison of the equipment values in our accounting systems to a range of cash selling prices or, if applicable, other verifiable objective evidence of fair value. We perform extensive analyses of available verifiable objective evidence of equipment fair value based on cash selling prices during the applicable period. The cash selling prices are compared to the range of values included in our lease accounting systems. The range of cash selling prices must support the reasonableness of the lease selling prices, taking into account residual values that accrue to our benefit, in order for us to determine that such lease prices are indicative of fair value. Our interest rates are developed based upon a variety of factors including local prevailing rates in the marketplace and the customer's credit history, industry and credit class. These rates are recorded within our pricing systems. The resultant implicit interest rate, which is the same as our pricing interest rate, unless adjustment to equipment values is required, is then compared to fair market value rates to assess the reasonableness of the fair value allocations to the multiple elements.

Determination of Appropriate Revenue Recognition for Leases: Our accounting for leases involves specific determinations under Statement of Financial Accounting Standards No. 13 "Accounting for Leases" ("SFAS No. 13") which often involve complex provisions and significant judgments. The two primary criteria of SFAS No. 13 which we use to classify transactions as sales-type or operating leases are (1) a review of the lease term to determine if it is equal to or greater than 75 percent of the economic life of the equipment and (2) a review of the minimum lease payments to determine if they are equal to or greater than 90 percent of the fair market value of the equipment. Under our current product portfolio and business strategies, a non-cancelable lease of 45 months or more generally qualifies as a sale. Certain of our lease contracts are customized for larger customers, which results in complex terms and conditions and requires significant judgment in applying the above criteria. In addition to these, there are also other important criteria that are required to be assessed, including whether collectibility of the lease payments is reasonably predictable and whether there are important uncertainties related to costs that we have yet to incur with respect to the lease. In our opinion, our sales-type lease portfolios contain only normal credit and collection risks and have no important uncertainties with respect to future costs. Our leases in our Latin America operations have historically been recorded as operating leases since a majority of these leases are terminated significantly prior to the expiration of the contractual lease term. Specifically, because we generally do not collect the receivable from the initial transaction upon termination or during any subsequent lease term, the recoverability of the lease investment is deemed not to be predictable at lease inception. We continue to evaluate economic, business and political conditions in the Latin American region to determine if certain leases will qualify as sales type leases in future periods.

The critical estimates and judgements that we consider with respect to our lease accounting, are the determination of the economic life and the fair value of equipment, including the residual value. Those estimates are based upon historical experience with all our products. For purposes of estimating the economic life, we consider the most objective measure of historical experience to be the original contract term, since most equipment is returned by lessees at or near the end of the contracted term. The estimated economic life of most of our products is five years since this represents the most frequent contractual lease term for our principal products and only a small percentage of our leases having original terms longer than five years. We believe that this is representative of the period during which the equipment is expected to be economically usable, with normal service, for the purpose for which it is intended. We continually evaluate the economic life of both existing and newly introduced products for purposes of this determination. Residual values are established at lease inception using estimates of fair value at the end of the lease term. Our residual values are established with due consideration to forecasted supply and demand for our various products, product retirement and future product launch plans, end of lease customer behavior, remanufacturing strategies, used equipment markets if any, competition and technological changes.

The vast majority of our leases that qualify as sales-type are non-cancelable and include cancellation penalties approximately equal to the full value of the leased equipment. Certain of our governmental contracts may have cancellation provisions or renewal clauses that are required by law, such as 1) those dependant on fiscal funding outside of a governmental unit's control, 2) those that can be cancelled if deemed in the taxpayer's best interest or 3) those that must be renewed each fiscal year, given limitations that may exist on entering multi- year contracts that are imposed by statute. In these circumstances and in accordance with the relevant accounting literature, we carefully evaluate these contracts to assess whether cancellation is remote or the renewal option is reasonably assured of exercise because of the existence of substantive economic penalties for the customer's failure to renew. Certain of our commercial contracts for multiple units of equipment may include clauses that allow for a return of a limited portion of such equipment (up to 10% of the value of equipment). These return clauses are only available in very limited circumstances as negotiated at lease inception. We account for our estimate of equipment to be returned under these contracts as operating leases.

Aside from the initial lease of equipment to our customers, we may enter subsequent transactions with the same customer whereby we extend the term. We evaluate the classification of lease extensions of sales-type leases using the originally determined economic life for each product. There may be instances where we have lease extensions for periods that are within the original economic life of the equipment. These are accounted for as sales-type leases only when the extensions occur in the last three months of the lease term and they otherwise meet the appropriate criteria of SFAS 13. All other lease extensions of this type are accounted for as direct financing leases. We generally account for lease extensions that go beyond the economic life as operating leases because of important uncertainties as to the amount of servicing and repair costs that we may incur.

Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand and investments with original maturities of three months or less.

Restricted Cash and Investments: Due to our credit ratings, many of our derivative contracts and several other material contracts require us to post cash collateral or maintain minimum cash balances in escrow. These cash amounts are reported in our Consolidated Balance Sheets within Other current assets or Other long-term assets, depending on when the cash will be contractually released. At December 31, 2002 and 2001, such restricted cash amounts were as follows:

                                                                                                  December 31,
                                                                                                2002        2001
   Escrow and cash collections related to the secured borrowings with GE - U.S. and Canada     $ 349      $ 199
   Escrow related to distribution payments for the 2001 trust preferred securities               155        229
   Collateral related to swaps and letters of credit                                              77        111
   Escrow and cash collections related to our asset-backed security transactions and other
       restricted cash                                                                            97         47
       Total                                                                                   $ 678      $ 586


Of these amounts, $263 and $235 were included in Other current assets and $415 and $351, were included in Other long-term assets, as of December 31, 2002 and 2001, respectively. The current amounts are expected to be available for our use within one year. The total increase in restricted cash during 2002 of $92 is included in the Consolidated Statement of Cash Flows as a use of cash of $104 in other, net of Operating Activities and a source of cash of $12 in investing activities (of the total $41).

Securitizations and Transfers of Receivables: From time to time, in the normal course of business, we may securitize or sell finance and accounts receivable with or without recourse and/or discounts. The receivables are removed from the Consolidated Balance Sheet at the time they are sold and the risk of loss has transferred to the purchaser. However, we maintain risk of loss on our retained interest in such receivables. Sales and transfers that do not meet the criteria for surrender of control or were sold to a consolidated special purpose entity (non-qualified special purpose entity) are accounted for as secured borrowings. When we sell receivables in securitizations of finance receivables or accounts receivable, we retain servicing rights, beneficial interests, and, in some cases, a cash reserve account, all of which are retained interests in the securitized receivables. The value assigned to the retained interests in securitized trade receivables is based on the relative fair values of the interest retained and sold in the securitization. We estimate fair value based on the present value of future expected cash flows using management's best estimates of the key assumptions, consisting of receivable amounts, anticipated credit losses and discount rates commensurate with the risks involved. Gains or losses on the sale of the receivables depend in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer.

Provisions for Losses on Uncollectible Receivables: The provisions for losses on uncollectible trade and finance receivables are determined principally on the basis of past collection experience applied to ongoing evaluations of our receivables and evaluations of the risks of repayment. Allowances for doubtful accounts on accounts receivable balances were $282 and $306, as of December 31, 2002 and 2001, respectively. Allowances for doubtful accounts on finance receivables were $324 and $368 at December 31, 2002 and 2001, respectively.

Inventories: Inventories are carried at the lower of average cost or realizable values.

Land, Buildings and Equipment and Equipment on Operating Leases: Land, buildings and equipment are recorded at cost. Buildings and equipment are depreciated over their estimated useful lives. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life. Equipment on operating leases is depreciated to its estimated residual value over the term of the lease. Depreciation is computed using principally the straight-line method. Significant improvements are capitalized and maintenance and repairs are expensed. Refer to Notes 6 and 7 for further discussion.

Internal Use Software: We capitalize direct costs incurred during the application development stage and the implementation stage for developing, purchasing or otherwise acquiring software for internal use. These costs are amortized over the estimated useful lives of the software, generally three to five years. All costs incurred during the preliminary project stage, including project scoping, identification and testing of alternatives, are expensed as incurred. During 2002 we wrote off $106 of permanently impaired internal-use capitalized software. Refer to Note 7 for further discussion.

Impairment of Long-Lived Assets: We review the recoverability of our long-lived assets, including buildings, equipment, internal-use software and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations.

Research and Development Expenses: Research and development costs are expensed as incurred.

Pension and Post-Retirement Benefit Obligations: We sponsor pension plans in various forms and in various countries covering substantially all employees who meet certain eligibility requirements. Post-retirement benefit plans cover primarily U.S. employees for retirement medical costs. As required by existing accounting rules, we employ a delayed recognition feature in measuring the costs and obligations of pension and post-retirement benefit plans. This allows for changes in the benefit obligations and changes in the value of assets set aside to meet those obligations, to be recognized, not as they occur, but systematically and gradually over subsequent periods. All changes are ultimately recognized, except to the extent they may be offset by subsequent changes. At any point, changes that have been identified and quantified await subsequent accounting recognition as net cost components and as liabilities or assets.

Several statistical and other factors that attempt to anticipate future events are used in calculating the expense, liability and asset values related to our pension and post-retirement benefit plans. These factors include assumptions we make about the discount rate, expected return on plan assets, rate of increase in healthcare costs, the rate of future compensation increases, and mortality, among others. Actual returns on plan assets are not immediately recognized in our income statement, due to the aforementioned delayed recognition feature that we follow in accounting for pensions. In calculating the expected return on the plan asset component of our net periodic pension cost, we apply our estimate of the long term rate of return to the plan assets that support our pension obligations, after deducting assets that are specifically allocated to Transitional Retirement Accounts (which are accounted for based on specific plan terms).

    For purposes of determining the expected return on plan assets, we utilize a calculated value approach in determining the value of the pension plan assets, as opposed to a fair market value approach. The primary difference between the two methods relates to, systematic recognition of changes in fair value over time (generally two years) versus immediate recognition of changes in fair value. Our expected rate of return on plan assets is then applied to the calculated asset value to determine the amount of the expected return on plan assets to be used in the determination of the net periodic pension cost. The calculated value approach reduces the volatility in net periodic pension cost that results from using the fair market value approach.

The difference between the actual return on plan assets and the expected return on plan assets is added to, or subtracted from, any cumulative differences that arose in prior years. This amount is a component of the unrecognized net actuarial (gain) loss and is subject to amortization to net periodic pension cost over the remaining service lives of the employees participating in the pension plan.

An additional significant assumption affecting our pension and post-retirement benefit obligations and the net periodic pension and other post-retirement benefit cost is the rate that we use to discount our future anticipated benefit obligations. In estimating this rate, we consider rates of return on high quality fixed-income investments currently available, and expected to be available, during the period to maturity of the pension benefits.

Foreign Currency Translation: The functional currency for most foreign operations is the local currency. Net assets are translated at current rates of exchange, and income, expense and cash flow items are translated at the average exchange rate for the year. The translation adjustments are recorded in Accumulated Other Comprehensive Income. The U.S. dollar is used as the functional currency for certain subsidiaries that conduct their business in U.S. dollars or operate in hyperinflationary economies. A combination of current and historical exchange rates is used in remeasuring the local currency transactions of these subsidiaries, and the resulting exchange adjustments are included in income. Aggregate foreign currency losses were $77 in 2002 and gains were $29 and $103 in 2001 and 2000, respectively, and are included in Other expenses, net in the accompanying Consolidated Statements of Income. Effective January 1, 2002, we changed the functional currency of our Argentina operation from the U.S. dollar to the Peso as a result of operational changes made subsequent to the government's new economic plan.

Note 2--Restructuring Programs

Since early 2000, we have engaged in a series of restructuring programs related to downsizing our employee base, exiting certain businesses, outsourcing certain internal functions and engaging in other actions designed to reduce our cost structure. We accomplished these objectives through the undertaking of restructuring initiatives, two of which, the SOHO Disengagement and the March 2000 Restructuring, are now substantially completed. The execution of the Turnaround Program and the Fourth Quarter 2002 Restructuring Program and related payments of obligations continued through December 31, 2002. As management continues to evaluate the business, there may be supplemental charges for new plan initiatives as well as changes in estimates to amounts previously recorded, as payments are made or actions are completed. Asset impairment charges were incurred in connection with these restructuring actions for those assets made obsolete or redundant as a result of the plans. The restructuring and asset impairment charges in the Consolidated Statements of Income totaled $670, $715 and $475 in 2002, 2001 and 2000, respectively.

The restructuring initiatives and a summary of the impacts on our financial statements were as follows:

      RESTRUCTURING ACTION                                 INITIATION OF PLAN
      . Fourth Quarter 2002 Restructuring Program          November 2002
      . Turnaround Program                                 October 2000
      . SOHO Disengagement                                 June 2001
      . March 2000 Restructuring                           March 2000

Detailed information about each of the above restructuring programs and the applicable accounting rules we applied are outlined below.

Fourth Quarter 2002 Restructuring Program. As more fully discussed in Note 1, on October 1, 2002, we adopted the provisions of SFAS No. 146. During the fourth quarter of 2002, we announced a worldwide restructuring program and subsequently recorded a provision of $402. The fair value of the initial liability was determined by discounting the future cash outflows using our credit-adjusted risk-free borrowing rate of 5.9 percent. The provision consisted of $312 for severance and related costs (including $32 for special termination benefits and pension curtailment charges) and $45 of costs associated with lease terminations and future rental obligations net of estimated future sublease rents. We also recorded $45 for asset impairments associated with the exit activities. Of the total asset impairment charge, $32 relates to the recognition of currency translation adjustment losses on our investment that were recognized in conjunction with the shutdown of a foreign subsidiary. The remaining asset impairment related to the write-off of leasehold improvements in exited facilities. The total included in Restructuring and asset impairment charges in the Consolidated Statements of Income for the Fourth Quarter 2002 Restructuring Program was $402.

Key initiatives of this restructuring include the following:

..   Streamlining manufacturing and administrative operations;
..   Transitioning to an indirect sales and service model for our Office segment in Europe;
..   Implementing an average ten percent reduction in the number of middle and upper managers across all our businesses in the United States;
..   Outsourcing work in areas not related to our core business operations and where there is an economic advantage. This includes the outsourcing of certain service functions and moving towards an indirect sales model where it was deemed cost beneficial to do so.
..   Implementing a wide-ranging series of initiatives across Developing Markets
    Operations ("DMO") geographies to improve productivity and reduce costs; and
..   Integrating Xerox Engineering Systems ("XES") into our North American and
    European operations from its previous stand-alone structure.

The severance and other employee separation costs are related to the elimination of approximately 4,700 positions worldwide. Approximately 55 percent, 31 percent, 11 percent and 3 percent of the positions related to the U.S., Europe, Latin America and Canada, respectively. As of December 31, 2002, approximately 1,700 of the 4,700 affected employees had been separated under the program, and a majority of the remainder are expected to be separated in the first quarter of 2003.

SFAS No. 146 requires recognition and measurement of a liability for lease and other contract termination costs. For those lease contracts that are not terminated, a liability must be recorded when the entity ceases using the leased property. This liability is based on remaining rentals over the lease term, net of estimated sublease rentals that can be reasonably obtained for the property, regardless of whether the entity intends to enter a sublease. The sublease rates are based on estimated market rental rates. External factors, such as appraisals, recent rental activities in local markets, history of subleases in the same or similar space and other factors are all considered when estimating sublease rentals. Our estimated lease costs of $45 for properties exited as part of the Fourth Quarter 2002 Restructuring Program are net of future sublease rentals of $19.

The lease termination and asset impairment charge related primarily to the exiting and consolidation of office facilities, distribution centers and warehouses worldwide. The majority of the U.S. consolidation resulted in a provision of $36, and was for facilities located in California and other smaller locations. The remaining provision of $9 related to the consolidation of certain European facilities as a result of the reduction in personnel. The Fourth Quarter Restructuring Program reserve balance at December 31, 2002 of $286 is expected to be substantially utilized in 2003. As mentioned above, we recorded $32 in special termination benefits and pension curtailment charges representing enhanced retirement benefits given to early retirees and the recognition of previously unrecognized pension and other benefit costs that will be paid to such employees. In addition to these pension related costs, we also incur others such as pension settlements. A pension settlement occurs when we make lump-sum cash payments to plan participants in exchange for their rights to receive pension benefits in the future. We are required to recognize a loss, if at the time of the settlement, the assets attributable to those participants included unrecognized losses. We expect that many of the terminated employees will subsequently elect to receive lump-sum cash payments in 2003. In accordance with pension accounting rules, we are not permitted to recognize such gains or losses, until such settlement occurs. We expect 2003 restructuring charges of approximately $115, $90 of which are expected to relate to pension settlements in the Production and Office segments. Such amounts could change based on the actual level of participants who elect to receive the lump sum distributions and the pension asset values as of such date. The balance of the planned 2003 restructuring charges relate to additional severance and cost reduction actions associated with our Xerox Engineering Services ("XES") business in the Other segment.

The following table summarizes the restructuring activity for the Fourth Quarter 2002 Restructuring Program for the year ended December 31, 2002:

                                         Severance and related    Lease Cancellation
                                                  costs             and Other Costs      Total
        Provision, net of accretion                    312                       45         357
        Charges against reserve/(1)/                   (71)                       -         (71)
                                                     -----                     ----       -----
        Balance December 31, 2002                    $ 241                       45       $ 286
                                                     =====                     ====       =====

(1)  Includes the impact of currency translation adjustments of $3.

Restructuring and asset impairment charges of $402 for the Fourth Quarter 2002 Restructuring Program were comprised of $145 in our Production segment, $102 in our Office segment, $55 in our DMO segment and $100 in our Other segment.

Turnaround Program. The Turnaround Program began in October to reduce costs, improve operations, transition customer equipment financing to third party vendors and sell certain assets.

In the fourth quarter of 2000, we provided $105, consisting of $71 for severance and related costs and $34 for asset impairments associated with the disposition of Delphax, which supplied high-speed election beam digital printing systems. Over half of these charges related to our Production operating segment, with the remainder relating to our Office, DMO and Other operating segments. During 2001, we provided an additional $403 of restructuring and asset impairment charges, net of reversals of $26. The reversals related to actual employee separation costs being lower than we originally anticipated. This was largely due to employee attrition, prior to fulfilling the services required before severance became payable as well as certain employees that were subsequently redeployed within our other businesses as a result of unrelated attrition in these other businesses. Of the amounts provided, $339 was for severance and other employee separation costs (including $21 for pension curtailment charges), $36 was for lease cancellation and other exit costs and $28 was for asset impairments. The majority of these charges related to our Production and Office operating segments. The lease termination and other exit costs and asset impairments related primarily to manufacturing operations. Included in 2001 restructuring charges are $24, primarily for severance and other employee separation costs, related to the outsourcing of certain Office operating segment manufacturing to Flextronics, as discussed in Note 4.

As of December 31, 2001, we had $223 of Turnaround Program restructuring reserves remaining, primarily related to employee severance as a result of our downsizing efforts. During the year ended December 31, 2002, we provided an additional $253 (including special termination benefits and pension curtailments of $27), net of $33 reversals. The reversals are related to employee attrition prior to severance payments, lower costs of outplacement programs and other costs. These provisions were primarily for severance and other employee separation costs affecting our Production and Office operating segments, as well as a minor amount of lease termination and other costs. The 2002 charge related to the elimination of redundant resources and the consolidation of activities into other existing operations, bringing the total eliminated positions, since the inception of the Turnaround Program, to approximately 11,200. As of December 31, 2002, substantially all the 11,200 affected employees had separated under the program. The Turnaround Program reserve balance at December 31, 2002 was $131, which is expected to be substantially utilized in the first half of 2003. The total net costs included in Restructuring and asset impairment charges in the Consolidated Statements of Income for the Turnaround Program were $253, $403 and $105 in 2002, 2001 and 2000, respectively.

The following table summarizes the restructuring activity for the Turnaround Program for the two years ended December 31, 2002:

                                                             Lease
                                         Severance and    Cancellation
                                         related costs  and Other Costs   Total
                                        --------------  ---------------  -------
        Turnaround Program
           Restructuring Costs:
        Balance December 31, 2000/(1)/     $  71              $ --        $ 71
        Provision                            364                37         401
        Reversal                             (25)               (1)        (26)
        Charges/(2)/                        (219)               (4)       (223)
                                           -----              ----        ----
        Balance December 31, 2001            191                32         223
                                           -----              ----        ----
        Provision                            261                25         286
        Reversal                             (28)               (5)        (33)
        Charges/(2)/                        (320)              (25)       (345)
                                           -----              ----        ----
        Balance December 31, 2002          $ 104              $ 27        $131
                                           =====              ====        ====

/(1)/ There were no charges against reserves for the Turnaround Program in 2000. /(2)/ Includes the impact of currency translation adjustments of $12 and ($8)
      for the years ended December 31, 2002 and 2001, respectively.

SOHO Disengagement. In 2001, we began a separate restructuring program associated with the disengagement from our worldwide small office/ home office ("SOHO") business. In connection with exiting this business in 2001, we recorded a provision of $239, net of reversals of $26. Reversals were primarily related to a higher than anticipated number of employees re-deployed and better than expected experience in certain contract terminations. The charge included provisions for the elimination of approximately 1,200 positions worldwide by the end of 2001, the closing of facilities and the write down of certain assets to net realizable value. The restructuring provision associated with this action included $164 for asset impairments, $49 for lease terminations, purchase commitments and other exit costs, and $26 for severance and employee separation costs. An additional provision of $34 related to excess inventory was recorded as a charge to Cost of Sales in our Consolidated Statements of Income.

During the fourth quarter 2001, we depleted our inventory of personal inkjet and xerographic printers, copiers, facsimile machines and multifunction devices which were sold primarily through retail channels to small offices, home offices and personal users (consumers). We continue to provide service, support and supplies, including the manufacturing of such supplies, for customers who currently own these products during a phase-down period to meet customer needs.

During 2002, we recorded a charge of $10 primarily for asset impairment charges for a change in the estimated recoverability of the Ireland SOHO facility. The total net costs included in Restructuring and asset impairment charges in the Consolidated Statements of Income for the SOHO disengagement were $10 and $239 in 2002 and 2001, respectively. Charges against the reserve were $17 and $52 in 2002 and 2001, respectively. The SOHO disengagement program had been substantially completed as of December 31, 2002, with $6 of reserves remaining for severance and lease cancellation costs.

March 2000 Restructuring. In March 2000, we announced details of a worldwide restructuring program and recorded charges of $489 which included severance and employee separation costs of $424 related to the elimination of 5,200 positions worldwide, asset impairments of $30 and other exit costs of $35. An additional provision of $84 related to excess inventory primarily resulting from the planned consolidation of certain warehousing operations was recorded as a charge to Cost of sales. In late 2000, as a result of weakening business conditions, poor operating results and a change in focus of our new senior management team toward increasing liquidity, we re-evaluated the remaining plan elements. As a result of this re-evaluation, we reversed $120 of the original charge. The amount reversed consisted of $97 related to severance costs associated with approximately 1,000 positions and $23 related to other costs. The most significant reversals related to an aggregated $72 for the abandonment of our plans to outsource warehouse facilities in North America, as well as the outsourcing of a product manufacturing line. As 2000 progressed and the Turnaround Program was announced, new senior management determined that the costs required to complete the planned actions for both of these initiatives and the estimated payback periods were not in line with their objectives. Based on the changes in facts and circumstances, we determined that the reserve should be reversed. The remaining $48 of reversals related to attrition, as well as management's assessment of remaining employee terminations, in light of the newly announced Turnaround Program, which involved $71 of new severance charges in the fourth quarter of 2000. During 2001, we recorded additional provisions of $83 which included $68 for severance and related costs, asset impairments of $13 and other exit costs of $2 for instances when the actual cost of certain initiatives exceeded the amount estimated at the time of the original charge. We also recorded reversals of $17 associated with the cancellation of certain service and manufacturing initiatives. We provided an additional $5 in 2002 to complete certain severance-related actions. We recorded asset impairments of $13 and $30 in 2001 and 2000, respectively. The total net costs included in Restructuring and asset impairment charges in the Consolidated Statements of Income for the March 2000 Restructuring were $5, $66 and $369 in 2002, 2001 and 2000, respectively. Charges against the reserve were $17, $204 and $176 in 2002, 2001 and 2000, respectively. As of December 31, 2002, the March 2000 Restructuring Program had been completed.

1998 Restructuring. During 2001, we recorded additional provisions for changes in estimates of $15 and reversals of $8, primarily as a result of changes in certain manufacturing initiatives. The total net costs included in Restructuring and asset impairment charges in the Consolidated Statements of Income for the 1998 Restructuring was $7 and $1 in 2001 and 2000, respectively. Charges against the reserve were $24, $76 and $247 in 2002, 2001 and 2000, respectively. As of December 31, 2002, the 1998 Restructuring Program had been completed.

Reconciliation of Restructuring Charges to Statements of Cash Flows. The following is a reconciliation of charges to the restructuring reserves for all restructuring actions to the amounts reported in the Consolidated Statement of Cash Flows as Cash payments for restructurings:

                                                         2002     2001    2000
                                                         ----     ----    ----
Charges to reserve, all programs                         $(474)   $(555)  $(423)
Non-cash items:
Special termination benefits and pension curtailment        59       21      --
Effects of foreign currency and other non-cash charges      23       50      36
                                                         -----    -----   -----
        Cash payments for restructurings                 $(392)   $(484)  $(387)
                                                         =====    =====   =====

Note 3--Acquisitions

CPID Division of Tektronix, Inc.: In January 2000, we and Fuji Xerox completed the acquisition of the Color Printing and Imaging Division of Tektronix, Inc. ("CPID"). CPID manufactures and sells color printers, ink and related products, and supplies. The original aggregate consideration paid of $925 in cash, including $73 paid directly by Fuji Xerox, was subject to purchase price adjustments pending the finalization of net asset values. During 2001, we were reimbursed $18 in cash upon finalization of these values which was recorded as a reduction to goodwill in the accompanying Consolidated Balance Sheets. The acquisition was accounted for in accordance with the purchase method of accounting.

The excess of cash paid over the fair value of net assets acquired was allocated to identifiable intangible assets and goodwill using a discounted cash flow approach. The value of the identifiable intangible assets included $27 for purchased in-process research and development that was expensed in 2000. The charge represented the fair value of certain acquired research and development projects that were determined not to have reached technological feasibility as of the date of the acquisition, and was determined based on a methodology that utilized the projected after-tax cash flows of the products expected to result from in-process research and development activities and the stage of completion of the individual projects. Other identifiable intangible assets acquired were exclusive of intangible assets acquired by Fuji Xerox, and included the installed customer base, the distribution network, the existing technology, the workforce (which was transferred to goodwill upon adopting SFAS No. 142) and trademarks. These identifiable assets are included in Intangibles assets, net in the accompanying Consolidated Balance Sheets.

The other identifiable intangible assets acquired are being amortized on a straight-line basis over the estimated useful lives which range from 7 to 25 years. During 2001, certain intangible asset useful lives were revised. As a result of these revisions, we recorded an additional $9 in amortization expense during 2001. The goodwill recorded in connection with this transaction was being amortized on a straight-line basis (over 25 years) through December 31, 2001. On January 1, 2002, we adopted the provisions of SFAS No. 142 and the amortization of goodwill was discontinued. Refer to Note 1 for further discussion of the adoption of SFAS No. 142.

In connection with this acquisition, we recorded approximately $45 for anticipated costs associated with exiting certain activities of the acquired operations. These activities included: (i) the consolidation of duplicate distribution facilities; (ii) the rationalization of the service organization and (iii) the exiting of certain lines of the CPID business. The costs associated with these activities included inventory write-offs, severance charges, contract cancellation costs and fixed asset impairment charges. During 2001, we revised our originally planned initiatives related to the acquired European service organization and our estimate of the costs to complete the exit from our distribution facilities in Europe. These changes, along with certain other changes, resulted in the reversal of $9 of the originally recorded reserves, with a corresponding reduction in goodwill.

Note 4--Divestitures and Other Sales

Nigeria: In December 2002, we sold our remaining investment in Nigeria for a nominal amount and recognized a loss of $35, primarily representing cumulative translation adjustment losses which were previously unrealized.

Licensing Agreement: In September 2002, we signed a license agreement with a third party, related to a nonexclusive license for the use of certain of our existing patents. In October 2002, we received proceeds of $50 and granted the license. We have no continuing obligation or other commitments to the third party and recorded the income associated with this transaction as revenue in Service, outsourcing and rentals in the accompanying Consolidated Statement of Income.

Katun Corporation: In July 2002, we sold our 22 percent investment in Katun Corporation, a supplier of aftermarket copier/printer parts and supplies, for net proceeds of $67. This sale resulted in a pre-tax gain of $12, which is included in Other expenses, net, in the accompanying Consolidated Statements of Income. After-tax, the sale was essentially break-even, as the taxable basis of Katun was lower than our carrying value on the sale date resulting in a high rate of income tax.

Italy Leasing Business: In April 2002, we sold our leasing business in Italy to a company now owned by General Electric ("GE") for $200 in cash plus the assumption of $20 of debt. This sale is part of an agreement under which GE, as successor, will provide ongoing, exclusive equipment financing to our customers in Italy. The total pre-tax loss on this transaction, which is included in Other expenses, net, in the accompanying Consolidated Statements of Income, was $27 primarily related to recognition of cumulative translation adjustment losses and final sale contingency settlements.

Prudential Insurance Company Common Stock: In the first quarter of 2002, we sold common stock of Prudential Insurance Company, associated with that company's demutualization. In connection with this sale, we recognized a pre-tax gain of $19 that is included in Other Expenses, net, in the accompanying Consolidated Statements of Income.

Delphax: In December 2001, we sold Delphax Systems and Delphax Systems, Inc. ("Delphax") to Check Technology Canada LTD and Check Technology Corporation for $16. The transaction was essentially break-even. Delphax designs, manufactures and supplies high-speed electron beam imaging digital printing systems and related parts, supplies and services.

Nordic Leasing Business: In April 2001, we sold our leasing businesses in four Nordic countries to a company now owned by GE, for $352 in cash and retained interests in certain finance receivables for total proceeds of approximately $370 which approximated book value. These sales are part of an agreement under which that company will provide ongoing, exclusive equipment financing to our customers in those countries.

Fuji Xerox Interest: In March 2001, we sold half of our ownership interest in Fuji Xerox to Fuji Photo Film Co., Ltd ("Fuji Film") for $1.3 billion in cash. In connection with the sale, we recorded a pre-tax gain of $773. Under the agreement, Fuji Film's ownership interest in Fuji Xerox increased from 50 percent to 75 percent. Our ownership interest decreased to 25 percent and we retain significant rights as a minority shareholder. We have product distribution and technology agreements that ensure that both parties have access to each other's portfolio of patents, technology and products. Fuji Xerox continues to provide products to us as well as collaborate with us on R&D.

Xerox China: In December 2000, we sold our China operations to Fuji Xerox for $550. In connection with the sale, Fuji Xerox also assumed $118 of indebtedness. We recorded a pre-tax gain of $200 in connection with this transaction. Prior to the sale, our China operations had revenue of $262 in 2000, which is included in the accompanying Consolidated Statement of Income. While Fuji Xerox is our affiliate, we believe the negotiations for this transaction were similar to those that would have been entered into with an unaffiliated third party, both in terms of price and conditions. Both parties were represented by separate legal counsel.

Commodity Paper Product Line: In June 2000, we entered an agreement with Georgia Pacific, to sell our U.S. and Canadian commodity paper product line and customer list and recorded a pre-tax gain of $40 which is included in Other expenses, net, which represented the proceeds from the sale. We also granted a ten-year exclusive license related to the use of the Xerox brand name on future paper sales in exchange for a fair value royalty agreement. In conjunction with the sale, we also became an agent of Georgia Pacific for which we earn a market-based commission on sales of commodity paper. Subsequently, in January 2003, we discontinued the agency relationship without penalty, and resumed direct commodity paper sales.

ContentGuard: In April 2000, we sold a 25 percent ownership interest in our wholly-owned subsidiary, ContentGuard, to Microsoft, Inc. for $50 and recognized a pre-tax gain of $23, which is included in Other expenses, net in the accompanying Consolidated Statements of Income. An additional pre-tax gain of $27 was deferred, pending the achievement of certain performance criteria. In May 2002, we repaid Microsoft $25, as the performance criteria had not been achieved. In connection with the sale, ContentGuard also received $40 from Microsoft for a non-exclusive license of its patents and other intellectual property and a $25 advance against future royalty income from Microsoft on sales of products incorporating ContentGuard's technology. The license payment is being amortized over the ten-year life of the license agreement due to continuing obligations we have, related to our majority ownership of ContentGuard. The royalty advance will be recognized in income as earned. These amounts are not refundable.

Flextronics Manufacturing Outsourcings: In the fourth quarter of 2001, we entered into purchase and supply agreements with Flextronics, a global electronics manufacturing services company. Under the agreements, Flextronics purchased related inventory, property and equipment. Pursuant to the purchase agreement, we sold our operations in Toronto, Canada; Aguascalientes, Mexico, Penang, Malaysia, Venray, The Netherlands and Resende, Brazil to Flextronics in a series of transactions, which were completed in 2002. In total, approximately 4,100 Xerox employees in certain of these operations transferred to Flextronics. Total proceeds from the sales in 2002 and 2001 were $167, plus the assumption of certain liabilities, representing a premium over book value. The premium is being amortized over the life of the supply contract.

Under the supply agreement, Flextronics manufactures and supplies equipment and components, including electronic components, for the Office segment of our business. This represents approximately 50 percent of our overall worldwide manufacturing operations. The initial term of the Flextronics supply agreement is five years subject to our right to extend for two years. Thereafter it will automatically be renewed for one-year periods, unless either party elects to terminate the agreement. We have agreed to purchase from Flextronics most of our requirements for certain products in specified product families. We also must purchase certain electronic components from Flextronics, so long as Flextronics meets certain pricing requirements. Flextronics must acquire inventory in anticipation of meeting our forecasted requirements and must maintain sufficient manufacturing capacity to satisfy such forecasted requirements. Under certain circumstances, we may become obligated to repurchase inventory that remains unused for more than 180 days, becomes obsolete or upon termination of the supply agreement. Our remaining manufacturing operations are primarily located in Rochester, NY for our high end production products and consumables and Wilsonville, OR for consumable supplies and components for the Office segment products.

Note 5--Receivables, Net

Finance Receivables: Finance receivables result from installment arrangements and sales-type leases arising from the marketing of our equipment. These receivables are typically collateralized by a security interest in the underlying assets. The components of Finance receivables, net at December 31, 2002 and 2001 follow:

                                                                                  2002         2001
          Gross receivables                                                    $ 10,685     $ 11,466
          Unearned income                                                        (1,628)      (1,834)
          Unguaranteed residual values                                              272          414
          Allowance for doubtful accounts                                          (324)        (368)
          Finance receivables, net                                                9,005        9,678
          Less: Billed portion of finance receivables, net                         (564)        (584)
                Current portion of finance receivables not billed, net           (3,088)      (3,338)
          Amounts due after one year, net                                      $  5,353     $  5,756

Contractual maturities of our gross finance receivables subsequent to December 31, 2002 follow (including those already billed of $564):

      2003           2004            2005           2006           2007         Thereafter
      ----           ----            ----           ----           ----         ----------
    $ 4,359        $ 2,869         $ 2,031         $ 982          $ 349            $ 95

Our experience has shown that a portion of these finance receivables will be prepaid prior to maturity. Accordingly, the preceding schedule of contractual maturities should not be considered a forecast of future cash collections. In addition, our strategy of exiting, in some geographies, the business of direct financing of customers' purchases may result in further acceleration of the collection of these receivables as a result of associated asset sales or securitizations.

Vendor Financing Initiatives: In 2001, we announced several Framework Agreements with GE, under which GE would become our primary equipment-financing provider in the U.S., Canada, Germany and France. In connection therewith, in October 2002, we completed an eight-year agreement in the U.S. (the "New U.S. Vendor Financing Agreement"), under which GE Vendor Financial Services, a subsidiary of GE, became the primary equipment financing provider in the U.S., through monthly securitizations of our new lease originations. In addition to the $2.5 billion already funded by GE prior to this agreement, which is secured by portions of our current lease receivables in the U.S., the New U.S. Vendor Financing Agreement calls for GE to provide funding in the U.S. on new lease originations, of up to an additional $5 billion outstanding at anytime, during the eight year term, subject to normal customer acceptance criteria. The $5 billion limit may be increased to $8 billion, subject to agreement between the parties. The new agreement contains mutually agreed renewal options for successive two-year periods.

Under the agreement, GE is expected to securitize approximately 70 percent of new U.S. lease originations at over-collateralization rates, which will vary over time, but are expected to be approximately 10 percent of the net receivables balance. The securitizations will be subject to interest rates calculated at each monthly loan occurrence at yield rates consistent with average rates for similar market based transactions. Refer to Note 11 for further information on interest rates. Consistent with the loans already received from GE, the funding received under this new agreement will be recorded as secured borrowings and the associated receivables will be included in our Consolidated Balance Sheet. GE's commitment to fund under this new agreement is not subject to our credit ratings. There are no credit rating defaults that could impair future funding under this agreement. This agreement contains cross default provisions related to certain financial covenants contained in the New Credit Facility and other significant debt facilities. Any default would impair our ability to receive subsequent funding until the default was cured or waived but does not accelerate previous borrowings. As of December 31, 2002, we were in compliance with all covenants and expect to be in compliance for at least the next twelve months.

In 2002 and 2001, we received financing totaling $1,845 million and $1,175 million, respectively, from GE, secured by lease receivables in the U.S. Net fees of $9 million and $7 million have been capitalized as debt issue costs during the years ended December 31, 2002 and 2001, respectively. In connection with these transactions, $150 million is in escrow, as security for our continuing obligations under the transferred contracts. At December 31, 2002, the remaining balance was $2,323 million and is included in debt in our Consolidated Balance Sheet.

In May 2002, we launched the Xerox Capital Services ("XCS") venture with GE, under which XCS now manages our customer administration and leasing activities in the U.S., including various financing programs, credit approval, order processing, billing and collections. We account for XCS as a consolidated entity since we are responsible to fund all of its operations, and, further, all events of termination result in GE receiving back their entire equity investment and total ownership reverting to us.

France Secured Borrowings: In December 2002, we received $362, net of escrow requirements, in financing from Merrill Lynch Capital Markets Bank Limited and Merrill Lynch International Bank Limited (subsidiaries of Merrill Lynch) secured by some of our lease receivables in France. At December 31, 2002, the remaining balance is $377 and is included in debt in our Consolidated Balance Sheet.

The Netherlands Secured Borrowings: Beginning in the second half of 2002, we received a series of financings from our unconsolidated joint venture with De Lage Landen International BV (DLL) secured by some of our lease receivables in The Netherlands. At December 31, 2002, the remaining balance is $112 and is included in debt in our Consolidated Balance Sheet.

Germany Secured Borrowings: In May 2002, we entered into an agreement to transfer part of our financing operations in Germany to GE. In conjunction with this transaction, we received loans from GE secured by lease receivables in Germany. Initial cash proceeds of $79 were net of $15 of escrow requirements. As part of the transaction we transferred leasing employees to a GE entity which will also finance certain new leasing business in the future. We currently consolidate this joint venture since we retain substantive rights related to the borrowings. At December 31, 2002, the remaining balance, which includes additional proceeds received since May 2002, is $95 and is included in debt in our Consolidated Balance Sheet.

United Kingdom Secured Borrowings: During 2002 and 2001, we received $268 and $885, respectively, in financing from GE Capital Equipment Finance Limited (a subsidiary of GE), secured by our portfolios of lease receivables in the United Kingdom. At December 31, 2002, the remaining balance of $529 is included in debt in our Consolidated Balance Sheets.

Canada Secured Borrowings: In 2002, we received $443 of financing from GE, secured by lease receivables in Canada. Cash proceeds of $428 were net of $8 of escrow requirements and $7 of fees. At December 31, 2002, the remaining balance is $319 and is included in debt in our Consolidated Balance Sheet.

U.S. Asset-backed Securities Transaction: In July 2001, we transferred U.S. lease contracts to a consolidated trust, which in turn sold $513 of floating-rate asset-backed notes (notes). We received cash proceeds of $480, net of $3 of expenses and fees. An additional $30 of proceeds are being held in reserve by the trust until the notes are repaid, which is currently estimated to be in or around August 2003. Since the trust is consolidated in our financial statements, we effectively recorded the proceeds received as a secured borrowing. At December 31, 2002, the remaining balance was $139 and is included as debt in our Consolidated Balance Sheet.

In 2000, we transferred domestic lease contracts to a special purpose entity ("SPE") as part of a financing transaction, for gross proceeds of $411. The proceeds received were accounted for as a secured borrowing. At December 31, 2002, the remaining balance was $7 and is included in debt in our Consolidated Balance Sheet.

As of December 31, 2002, $4,218 of Finance receivables and $219 of Billed finance receivables are held as collateral in various trusts and SPEs, as security for the borrowings noted above. Total outstanding debt being secured by these receivables at December 31, 2002 was $3,900. The SPEs are consolidated in our financial statements due to their holding non-financial assets and other conditions which preclude sale accounting. Although the transferred assets are included in our total assets, we received an opinion from outside legal counsel that the trusts and SPEs to which the assets were transferred were deemed bankruptcy remote. As a result, the assets of the trust are not available to satisfy any of our other obligations.

Accounts Receivable: In 2000, we established two revolving accounts receivable securitization facilities in the U.S. and Canada aggregating $330. The facilities enabled us to sell, on an ongoing basis, undivided interests in a portion of our accounts receivable in exchange for cash.

In May 2002, a credit rating agency downgrade caused a termination event under our U.S. trade receivable securitization facility. The undivided interest sold under the U.S. trade receivable securitization facility amounted to $290 at December 31, 2001 and was accounted for as a sale of receivables. We continued to sell receivables into the U.S trade receivable securitization facility pending renegotiation of the facility as a result of this termination event. In October 2002, the facility was terminated and no additional receivables were sold to the facility. As a result, in October the counter-party received $231 of collections from the pool of the then-existing receivables within the facility, which represented their remaining undivided interest balance. No new receivables were purchased by the counterparty and we have no further obligations as such facility has been terminated.

The Canadian accounts receivable facility, also accounted for as a sale of receivables, had undivided interests of $36 at December 31, 2001. It was impacted by a downgrade in our credit rating in February 2002, which led to a similar termination event. The Canadian accounts receivable facility was not renegotiated and the balance of the undivided interests was fully settled through collections in the first quarter of 2002.

Note 6--Inventories and Equipment on Operating Leases, Net

The components of inventories at December 31, 2002 and 2001 were as follows:

                                                            2002       2001
                                                            ----       ----
     Finished goods ....................................   $  961     $  960
     Work in process ...................................       66         97
     Raw materials .....................................      195        307
                                                           ------     ------
     Total inventories .................................   $1,222     $1,364
                                                           ======     ======

Equipment on operating leases and similar arrangements consists of our equipment rented to customers and depreciated to estimated salvage value at the end of the lease term. The transfer of equipment on operating leases from our inventories is presented in our Consolidated Statements of Cash Flows in the operating activities section as a non-cash adjustment. Equipment on operating leases and the related accumulated depreciation at December 31, 2002 and 2001 were as follows:

                                                            2002        2001
                                                            ----        ----
     Equipment on operating leases .....................  $ 2,002     $ 2,433
     Less: Accumulated depreciation ....................   (1,543)     (1,629)
                                                          -------     -------
     Equipment on operating leases, net ................  $   459     $   804
                                                          =======     =======

Depreciable lives generally vary from three to four years consistent with our planned and historical usage of the equipment subject to operating leases. Depreciation and obsolescence expense was $408, $657 and $626 for the years ended December 31, 2002, 2001 and 2000, respectively. Our equipment operating lease terms vary, generally from 12 to 36 months. Scheduled minimum future rental revenues on operating leases with original terms of one year or longer are:

      2003          2004              2005         2006           Thereafter
      ----          ----              ----         ----           ----------
      $472          $126               $57          $20              $3

Total contingent rentals on operating leases, consisting principally of usage charges in excess of minimum contracted amounts, for the years ended December 31, 2002, 2001 and 2000 amounted to $187, $235 and $286, respectively.

Note 7--Land, Buildings and Equipment, Net

The components of land, buildings and equipment, net at December 31, 2002 and 2001 were as follows:

                                                                    Estimated
                                                                   Useful Lives
                                                                     (Years)          2002          2001
                                                                     -------          ----          ----
     Land                                                                            $    54      $    58
     Buildings and building equipment ..........................     25 to 50          1,077        1,080
     Leasehold improvements ....................................    Lease term           412          425
     Plant machinery ...........................................     5 to 12           1,551        1,713
     Office furniture and equipment ............................     3 to 15           1,057        1,159
     Other .....................................................     4 to 20             107          147
     Construction in progress ..................................                         129          129
                                                                                     -------      -------
     Subtotal ..................................................                       4,387        4,711
     Less: accumulated depreciation ............................                      (2,630)      (2,712)
                                                                                     -------      -------
     Land, buildings and equipment, net ........................                     $ 1,757      $ 1,999
                                                                                     =======      =======

Depreciation expense was $341, $402, and $417 for the years ended December 31, 2002, 2001 and 2000, respectively. We lease certain land, buildings and equipment, substantially all of which are accounted for as operating leases. Total rent expense under operating leases for the years ended December 31, 2002, 2001 and 2000 amounted to $299, $332, and $344, respectively. Future minimum operating lease commitments that have remaining non-cancelable lease terms in excess of one year at December 31, 2002 follow:

      2003           2004          2005          2006           2007          Thereafter
      ----           ----          ----          ----           ----          ----------
      $238           $202          $157          $124            $71             $346

In certain circumstances, we sublease space not currently required in operations. Future minimum sublease income under leases with non-cancelable terms in excess of one year amounted to $45 at December 31, 2002.

Capitalized direct costs associated with developing, purchasing or otherwise acquiring software for internal use are included in Other long-term assets in our Consolidated Balance Sheet. These costs are amortized on a straight-line basis over the expected useful life of the software, beginning when the software is implemented. The software useful lives generally vary from 3 to 5 years. Capitalized software balances, net of accumulated amortization, were $341 and $479 at December 31, 2002 and 2001, respectively. Amortization expense, including impairment charges, was $215, $132 and $86 for the years ended December 31, 2002, 2001 and 2000, respectively.

In 2001, we extended our information technology contract with Electronic Data Systems Corp. ("EDS") for five years through June 30, 2009. Services to be provided under this contract include support of global mainframe system processing, application maintenance, desktop and helpdesk support, voice and data network management and server management. There are no minimum payments due EDS under the contract. Payments to EDS, which are recorded in SAG, were $357, $445 and $555 for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 8--Investments in Affiliates, at Equity

Investments in corporate joint ventures and other companies in which we generally have a 20 to 50 percent ownership interest at December 31, 2002 and 2001 were as follows:

                                                               2002      2001
                                                               ----      ----
            Fuji Xerox/(1)/                                    $563      $532
            Other investments                                    65       100
                                                               ----      ----
            Investments in affiliates at equity                $628      $632
                                                               ====      ====

  /(1)/ Our investment in Fuji Xerox of $563 at December 31, 2002, differs from our implied 25 percent interest in the underlying net assets, or $627, due primarily to our deferral of gains resulting from sales of assets by us to Fuji Xerox, partially offset by goodwill we allocated to the Fuji Xerox investment at the time we acquired our remaining 20 percent of Xerox Limited from The Rank Group (plc). We cannot recognize such gains related to our portion of ownership interest in Fuji Xerox.

Fuji Xerox is headquartered in Tokyo and operates in Japan and other areas of the Pacific Rim, Australia and New Zealand. As discussed in Note 4, we sold half our interest in Fuji Xerox to Fuji Photo Film Co., Ltd. in March 2001.

Condensed financial data of Fuji Xerox for its last three years follow:

                                                          2002/(1)/     2001/(1)/      2000
                                                          ----          ----           ----
          Summary of Operations:
          Revenues                                         $ 7,539       $ 7,684     $ 8,398
          Costs and expenses                                 7,181         7,316       8,076
                                                           -------       -------     -------
          Income before income taxes                           358           368         322
          Income taxes                                         134           167         146
          Minorities interests                                  36            35          36
                                                           -------       -------     -------
          Net Income                                       $   188       $   166     $   140
                                                           =======       =======     =======
          Balance Sheet Data
          Assets
          Current assets                                   $ 2,976       $ 2,783
          Non-current assets                                 3,862         3,455
                                                           -------       -------
              Total Assets                                 $ 6,838       $ 6,238
                                                           =======       =======
          Liabilities and Shareholders' Equity
          Current Liabilities                              $ 2,152       $ 2,242
          Long-term debt                                       868           796
          Other non-current liabilities                      1,084           632
          Minorities' interests in equity of
            subsidiaries                                       227           201
          Shareholders' equity                               2,507         2,367
                                                           -------       -------
              Total liabilities and shareholders' equity   $ 6,838       $ 6,238
                                                           =======       =======

(1)    Fuji Xerox changed its fiscal year end in 2001 from December 31 to March
       31. The 2002 and 2001 condensed financial data consists of the last three months of Fuji Xerox's fiscal year 2002 and 2001 and the first nine months in fiscal year 2003 and 2002, respectively.

We have a technology agreement with Fuji Xerox whereby we receive royalty payments and rights to access their patent portfolio in exchange for access to our patent portfolio. We have arrangements with Fuji Xerox whereby we purchase inventory from and sell inventory to Fuji Xerox. Pricing of the transactions under these arrangements is based upon negotiations conducted at arm's length. Certain of these inventory pruchases and sales are the result of mutual research and development arrangements. Our purchase commitments with Fuji Xerox are in the normal course of business and typically have a lead time of three months. Purchases from and sales to Fuji Xerox for the three years ended December 31, 2002 were as follows:

                                          2002             2001             2000
                                          ----             ----             ----
                  Sales                   $113             $132             $178
                  Purchases               $727             $598             $812

Note 9--Segment Reporting

Our reportable segments are consistent with how we manage the business and how we view the markets we serve. Our reportable segments are as follows:
Production, Office, DMO, SOHO, and Other. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies.

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

The DMO segment includes our operations in Latin America, the Middle East, India, Eurasia, Russia and Africa. This segment includes sales of products that are typical to the aforementioned segments, however management serves and evaluates these markets on an aggregate geographic, rather than product, basis.

The SOHO segment includes inkjet printers and personal copiers sold through indirect channels in North America and Europe to small offices, home offices and personal users (consumers). As more fully discussed in Note 2, in June 2001 we announced the disengagement from the worldwide SOHO business.

The segment classified as Other, includes several units, none of which met the thresholds for separate segment reporting. This group primarily includes Xerox Supplies Group ("XSG") (predominantly paper), Xerox Engineering Systems ("XES") Xerox Connect ("Xconnect"), Xerox Technology Enterprises ("XTE") and consulting services, royalty and license revenues. Other segment profit (loss) includes the operating results from paper sales and these entities, other less significant businesses, our equity income from Fuji Xerox, and certain costs which have not been allocated to the businesses including non-financing interest and other non-allocated costs. Other segments' total assets include XES, XSG, and our investment in Fuji Xerox.

Operating segment information for 2001 has been adjusted to reflect a change in operating segment structure that was made in 2002. The nature of the changes related primarily to corporate expense and other allocations associated with internal reorganizations made in 2002, as well as decisions concerning direct applicability of certain overhead expenses to the segments. The adjustments increased (decreased) full year 2001 revenues as follows: Production--($16), Office--($16), DMO--($1), SOHO--$3 and Other--$30. The full year 2001 segment profit was increased (decreased) as follows: Production--$12, Office--$24, DMO--$32, SOHO--$2 and Other--($70). The operating segment information for 2000 has not been restated, as it was impracticable to do so. Therefore, we have presented 2002 and 2001 on the new basis and 2002, 2001 and 2000 on the old basis.

Operating segment selected financial information, using the new basis of presentation as discussed above, for the years ended December 31, 2002 and 2001 was as follows:

                                                                Production      Office        DMO       SOHO       Other     Total
                                                                ----------      ------        ---       ----       -----     -----
2002
Information about profit or loss
      Revenues from external customers .......................  $    5,110     $ 5,980    $ 1,742       $231      $1,786     $14,849
      Finance income .........................................         505         490         16         --         (11)      1,000
      Intercompany revenues ..................................          --         135         --         13        (148)         --
                                                                ----------     -------    -------       ----      ------     -------
            Total segment revenues ...........................  $    5,615     $ 6,605    $ 1,758       $244      $1,627     $15,849
                                                                ==========     =======    =======       ====      ======     =======
      Interest expense/(1)/ ..................................  $      198     $   182    $    17       $ --      $  354     $   751
      Segment profit (loss)/(2)(3)/ ..........................         625         498         62         82        (289)        978
      Equity in net income of unconsolidated affiliates ......          --          --          5         --          49          54
Information about assets
      Investments in affiliates, at equity ...................           9           8         22         --         589         628
      Total assets ...........................................      10,756      11,213      1,121        213       2,155      25,458
      Cost of additions to land, buildings and equipment .....          62          64          6          1          13         146

                                                                Production      Office        DMO       SOHO       Other       Total
                                                                ----------      ------        ---       ----       -----       -----
2001
Information about profit or loss
      Revenues from external customers .......................  $    5,320     $ 6,323    $ 2,000       $405      $1,831     $15,879
      Finance income .........................................         563         537         26          1           2       1,129
      Intercompany revenues ..................................          --          50         --          4         (54)         --
                                                                ----------     -------    -------       ----      ------     -------
            Total segment revenues ...........................  $    5,883     $ 6,910    $ 2,026       $410      $1,779     $17,008
                                                                ==========     =======    =======       ====      ======     =======
      Interest expense/(1)/ ..................................  $      274     $   247    $    48       $ --      $  368     $   937
      Segment profit (loss)/(2)(3)/ ..........................         466         365       (125)      (195)       (143)        368
      Equity in net income of unconsolidated affiliates ......          --          --          4         --          49          53
Information about assets
      Investments in affiliates, at equity ...................           7           6         12         --         607         632
      Total assets ...........................................      11,214      11,905      1,671        492       2,363      27,645
      Cost of additions to land, buildings and equipment .....          60          74         32         23          30         219

(1) Interest expense includes equipment financing interest as well as non-financing interest, which is a component of Other expenses, net.

(2) Other segment profit (loss) includes net corporate expenses of $235 and $71 for the years ended December 31, 2002 and 2001, respectively.

(3) Depreciation and amortization expense is recorded in cost of sales, research and development expenses and selling, administrative and general expenses and is included in the segment profit (loss) above. This information is not identified and reported separately to our chief operating decision-maker. These expenses are recorded by our operating units in the accounting records based on individual assessments as to how the related assets are used. The separate identification of this information for purposes of segment disclosure is impracticable, as it is not readily available and the cost to develop it would be excessive.

Operating segment selected financial information, using the prior year's basis of presentation, as discussed above, for the years ended December 31, 2002, 2001 and 2000 was as follows:

                                                                Production     Office       DMO        SOHO    Other      Total
                                                                ----------     ------       ---        ----    -----      -----
2002
Information about profit or loss
       Revenues from external customers .......................   $ 5,130      $ 5,995     $ 1,742    $  231   $ 1,751   $ 14,849
                                                                  -------      -------     -------    ------   -------   --------
       Finance income .........................................       505          490          16        --       (11)     1,000
       Intercompany revenues ..................................        --          135          --        13      (148)        --
                                                                  -------      -------     -------    ------   -------   --------
Total segment revenues ........................................   $ 5,635      $ 6,620     $ 1,758    $  244   $ 1,592   $ 15,849
                                                                  =======      =======     =======    ======   =======   ========
       Interest expense/(1)/...................................   $   198      $   182     $    17    $   --   $   354   $    751
       Segment profit (loss)/(2)(3)/ ..........................       613          493          53        82      (263)       978
       Equity in net income of unconsolidated affiliates ......        --           --           5        --        49         54
Information about assets
       Investments in affiliates, at equity ...................         9            8          22        --       589        628
       Total assets ...........................................    10,756       11,213       1,121       213     2,155     25,458
       Cost of additions to land, buildings and equipment .....        62           64           6         1        13        146
2001
Information about profit or loss
      Revenues from external customers ........................   $ 5,336      $ 6,340     $ 2,001    $  402   $ 1,800   $ 15,879
      Finance income ..........................................       563          536          26         1         3      1,129
      Intercompany revenues ...................................        --           50          --         4       (54)        --
                                                                  -------      -------     -------    ------   -------   --------
            Total segment revenues ............................   $ 5,899      $ 6,926     $ 2,027    $  407   $ 1,749   $ 17,008
                                                                  =======      =======     =======    ======   =======   ========
      Interest expense/(1)/....................................   $   274      $   247     $    48    $   --   $   368   $    937
      Segment profit (loss)/(2)(3)/ ...........................       454          341        (157)     (197)      (73)       368
      Equity in net income of unconsolidated affiliates .......        --           --           4        --        49         53
Information about assets
      Investments in affiliates, at equity ....................         7            6          12        --       607        632
      Total assets ............................................    11,214       11,905       1,671       492     2,407     27,689
      Cost of additions to land, buildings and equipment ......        60           74          32        23        30        219
2000
Information about profit or loss
      Revenues from external customers ........................   $ 5,749      $ 6,518     $ 2,573    $  592   $ 2,157   $ 17,589
      Finance income ..........................................       583          528          46         1         4      1,162
      Intercompany revenues ...................................        --           14          --         6       (20)        --
                                                                  -------      -------     -------    ------   -------   --------
            Total segment revenues ............................   $ 6,332      $ 7,060     $ 2,619    $  599   $ 2,141   $ 18,751
                                                                  =======      =======     =======    ======   =======   ========
      Interest expense/(1)/....................................   $   275      $   235     $   103    $   --   $   477   $  1,090
      Segment profit (loss)/(2)(3)/............................       463         (180)        (93)     (293)      225        122
      Equity in net income (loss) of unconsolidated
          affiliates/(4)/......................................        (2)          (2)          4        --       103        103
Information about assets
      Investments in affiliates, at equity ....................         7            6          13        --     1,244      1,270
      Total assets ............................................    11,158       11,362       2,240       806     2,687     28,253
      Cost of additions to land, buildings and equipment ......       132          122          88        90        20        452

/(1)/ Interest expense includes equipment financing interest as well as non-financing interest, which is a component of Other expenses, net.

/(2)/ Other segment profit (loss) includes net corporate expenses of $227, $35 and $116 for the years ended December 31, 2002, 2001 and 2000, respectively.

/(3)/ Depreciation and amortization expense is recorded in cost of sales, research and development expenses and selling, administrative and general expenses and is included in the segment profit (loss) above. This information is not identified and reported separately to our chief operating decision-maker. These expenses are recorded by our operating units in the accounting records based on individual assessments as to how the related assets are used. The separate identification of this information for purposes of segment disclosure is impracticable, as it is not readily available and the cost to develop it would be excessive.

/(4)/  Excludes our $37 share of a restructuring charge recorded by Fuji Xerox.

The following is a reconciliation of segment profit to total company pre-tax income (loss):

                                                                                  Years ended December 31,
                                                                                  2002     2001       2000
                                                                                  ----     ----       ----
Total segment profit .......................................................      $ 978    $ 368     $  122
Unallocated items:
      Restructuring and asset impairment charges ...........................       (670)    (715)      (475)
      Gain on early extinguishment of debt .................................         --       63         --
      Restructuring related inventory write-down charges ...................         (2)     (42)       (84)
      In process research and development charges ..........................         --       --        (27)
      Gains on sales of Fuji Xerox interest and China Operations ...........         --      773        200
Allocated item:
      Equity in net income of unconsolidated affiliates ....................        (54)     (53)      (103)
                                                                                  -----    -----     ------
Pre-tax income (loss) ......................................................      $ 252    $ 394     $ (367)
                                                                                  =====    =====     ======

Geographic area data follow:

                                                              Revenues             Long-Lived Assets (1)
                                                              --------             ---------------------
                                                       2002     2001      2000     2002     2001     2000
                                                       ----     ----      ----     ----     ----     ----
United States ....................................   $ 9,897  $10,034   $10,706   $1,524   $1,880   $2,423
Europe ...........................................     4,425    5,039     5,511      718      767      940
Other Areas ......................................     1,527    1,935     2,534      379      706    1,052
                                                     -------  -------   -------   ------   ------   ------
      Total ......................................   $15,849  $17,008   $18,751   $2,621   $3,353   $4,415
                                                     =======  =======   =======   ======   ======   ======

(1)  Long-lived assets are comprised of (i) land, buildings and equipment, net,
     (ii) on-lease equipment, net, and (iii) internal and external-use capitalized software costs, net.

Note 10--Net Investment in Discontinued Operations

Our net investment in discontinued operations is included in the Consolidated Balance Sheets in Other long-term assets and totaled $728 and $749 at December 31, 2002 and 2001, respectively. Our net investment is primarily related to the disengagement from our former insurance holding company, Talegen Holdings, Inc. ("Talegen").

Reinsurance Obligation: Xerox Financial Services, Inc. ("XFSI"), a wholly owned subsidiary, continues to provide aggregate excess of loss reinsurance coverage (the Reinsurance Agreements) to two of the former Talegen units, Crum and Forster Inc. ("C&F") and The Resolution Group, Inc. ("TRG") through Ridge Reinsurance Limited ("Ridge Re"), a wholly-owned subsidiary of XFSI. The coverage limits for these two remaining Reinsurance Agreements total $578, which is exclusive of $234 in C&F coverage that Ridge Re reinsured during the fourth quarter of 1998.

We, and XFSI, have guaranteed that Ridge Re will meet all its financial obligations under the two remaining Reinsurance Agreements. Although unlikely, XFSI may be required, under certain circumstances, to purchase, over time, additional redeemable preferred shares of Ridge Re, up to a maximum of $301.

During 2001, we replaced $660 of letters of credit, which supported Ridge Re ceded reinsurance obligations, with trusts which included the then existing Ridge Re investment portfolio of approximately $405 plus $255 in cash. During 2002, Ridge Re repaid $20 of this cash to us and expects to repay the remaining $235 during 2003 at the time of the expected novation of the C&F reinsurance contract to another insurance company. These trusts are required to provide security with respect to aggregate excess of loss reinsurance obligations under the two remaining Reinsurance Agreements. At December 31, 2002 and 2001, the balance of the investments in the trusts, consisting of U.S. government, government agency and high quality corporate bonds, was $759 and $684, respectively.

Our remaining net investment in Ridge Re was $325 and $319 at December 31, 2002 and 2001, respectively. Based on Ridge Re's current projections of investment returns and reinsurance payment obligations, we expect to fully recover our remaining investment. The projected reinsurance payments are based on actuarial estimates.

Performance-Based Instrument: In connection with the sale of TRG in 1997, we received a $462 performance-based instrument as partial consideration. Cash distributions are paid on the instrument, based on 72.5 percent of TRG's available cash flow as defined in the sale agreement. For the years ended December 31, 2002 and 2001, we have received cash distributions of $24 and $28, respectively. The recovery of this instrument is dependent upon the sufficiency of TRG's available cash flows. Based on current cash flow projections, we expect to fully recover the $410 remaining balance of this instrument.

During 2002, the ultimate parent of TRG sought approval from us to affect a change in business structure of the entities it holds by combining an insurance subsidiary of TRG with one of its other insurers. In order to obtain our approval and enhance the cash flow capabilities of TRG, the ultimate parent of TRG has entered into a subscription agreement with TRG to purchase an established number of shares of this instrument each year from TRG beginning in 2003 and continuing through 2017.

Note 11--Debt

Short-Term Debt: Short-term borrowings at December 31, 2002 and 2001 were as follows:

                                                                Weighted           Weighted
                                                            Average Interest   Average Interest
                                                                Rates at           Rates at
                                                            December 31, 2002  December 31, 2001     2002     2001
                                                            -----------------  -----------------     ----     ----
     Notes payable .....................................            6.22%            11.07%         $   20   $   53
     Euro secured borrowing ............................            3.27%               --%            377       --
                                                                                                    ------   ------
         Total short-term debt .........................                                               397       53
     Current maturities of long-term debt ..............                                             3,980    6,584
                                                                                                    ------   ------
         Total .........................................                                            $4,377   $6,637
                                                                                                    ======   ======

Debt Classification: At December 31, 2002, our debt has been classified in the Consolidated Balance Sheet based on the contractual maturity dates of the underlying debt instruments or as of the earliest put date available to the debt holders. At December 31, 2001, our debt was classified in the same manner, except that $3.5 billion of the aggregate $7.0 billion Revolving credit agreement, which was due in 2002, was classified as long-term because subsequent to December 31, 2001, but prior to the issuance of the financial statements, we refinanced that debt on a long-term basis under the New Credit Facility.

We defer costs associated with debt issuance over the applicable term or to the first redemption date, in the case of convertible debt or debt with a put feature. Total deferred debt issuance costs included in Other long-term assets were $133 and $33 as of December 31, 2002 and 2001, respectively. These costs are amortized as interest expense in our Consolidated Statement of Income.

Long-Term Debt:  Long-term debt by final contractual maturity date at December
                 31, 2002 and 2001 was as follows:

                                                                                    Weighted
                                                                                Average Interest
                                                                                    Rates at
                                                                                    12/31/02      2002      2001
                                                                                    --------      ----      ----
                             U.S. Operations
                             ---------------
Xerox Corporation (parent company)
Guaranteed ESOP notes due 2001-2003 ...........................................         -----     $ ----    $   135
Notes due 2002 ................................................................         -----       ----        300
Notes due 2003 ................................................................          5.62%       883        896
Notes due 2004 ................................................................          7.15        196        197
Euro notes due 2004 ...........................................................          3.50        315        266
Notes due 2006 ................................................................          7.25         15         15
Notes due 2007 ................................................................          7.38         25         25
Notes due 2008 ................................................................          1.41         25         25
Senior Notes due 2009                                                                    9.75        626       ----
Euro Senior Notes due 2009 ....................................................          9.75        226       ----
Notes due 2011 ................................................................          7.01         50         50
Notes due 2014 ................................................................          9.00         19       ----
Notes due 2016 ................................................................          7.20        255        255
Convertible notes due 2018/(1)/ ...............................................          3.63        556        579
New Credit Facility ...........................................................          6.15      3,440      4,675
Other debt due 2001-2018 ......................................................          6.97         40         93
                                                                                                  ------    -------
    Subtotal ..................................................................                    6,671      7,511
                                                                                                  ------    -------
Xerox Credit Corporation
Notes due 2002 ................................................................         -----     $ ----    $   229
Yen notes due 2002 ............................................................         -----       ----        381
Notes due 2003 ................................................................          6.61        463        465
Yen notes due 2005 ............................................................          1.50        845        762
Yen notes due 2007 ............................................................          2.00        255        231
Notes due 2008 ................................................................          6.45         25         25
Notes due 2012 ................................................................          7.11        125        125
Notes due 2013 ................................................................          6.50         59         60
Notes due 2014 ................................................................          6.06         50         50
Notes due 2018 ................................................................          7.00         25         25
Revolving credit agreement ....................................................         -----       ----      1,020
                                                                                                  ------    -------
    Subtotal ..................................................................                    1,847      3,373
                                                                                                  ------    -------
Other US Operations/(2,3)/
Secured borrowings due 2002-2006 ..............................................          5.03      2,462      1,639
Secured borrowings due 2001-2003 ..............................................          3.25          7        154
                                                                                                  ------    -------
       Subtotal ...............................................................                    2,469      1,793
                                                                                                  ------    -------

         Total U.S. operations ................................................                   10,987     12,677
                                                                                                  ------    -------

                                                                                    Weighted
                             International Operations                           Average Interest
                                                                                    Rates at
                                                                                    12/31/02         2002      2001
                                                                                    --------         ----      ----
Xerox Capital (Europe) plc:

Euros due 2001-2008 ..........................................................             5.25%       784        661
Japanese yen due 2001-2005 ...................................................             1.30         84        229
U.S. dollars due 2001-2008 ...................................................             5.89        523      1,022
Revolving credit agreement (U.S. dollars) ....................................               --          -        805
                                                                                                    ------    -------
    Subtotal .................................................................                       1,391      2,717
                                                                                                    ------    -------

Other International Operations:

Pound Sterling secured borrowings/(3)/ due 2001-2003 .........................             6.24        529        521
Euro secured borrowings... ...................................................             7.78        206          -
Canadian dollars secured borrowings due 2003-2005 ............................             5.63        319          -
Revolving credit agreement ...................................................             6.45         50        500
Other debt due 2001-2008 .....................................................            10.07        292        276
                                                                                                    ------    -------
    Subtotal .................................................................                       1,396      1,297
                                                                                                    ------    -------
         Total international operations ......................................                       2,787      4,014
                                                                                                    ------    -------
    Subtotal .................................................................                      13,774     16,691
                                                                                                    ------    -------
Less current maturities ......................................................                      (3,980)    (6,584)
                                                                                                    ------    -------

         Total long-term debt ................................................                      $9,794    $10,107
                                                                                                    ======    =======

/(1)/ This debt contains a put option that may be exercisable in 2003 (see below).
/(2)/ Includes debt of special purpose entities that are consolidated in our financial statements.
/(3)/  Refer to Note 5 for further discussion of secured borrowings.

Consolidated Long-Term Debt Maturities: Scheduled payments due on long-term debt for the next five years and thereafter follow:

     2003             2004                 2005              2006             2007           Thereafter
     ----             ----                 ----              ----             ----           ----------
    $ 3,980          $ 3,909             $ 4,016             $ 56             $ 296            $ 1,517

Certain of our debt agreements allow us to redeem outstanding debt prior to scheduled maturity, although the New Credit Facility generally prohibits early repayment of debt. The actual decision as to early redemption, when and if possible, will be made at the time the early redemption option becomes exercisable and will be based on liquidity, prevailing economic and business conditions, and the relative costs of new borrowing.

Convertible Debt due 2018: In 1998, we issued convertible subordinated debentures for net proceeds of $575. The original scheduled amount due at maturity in April 2018 was $1,012 which corresponded to an effective interest rate of 3.625 percent per annum, including 1.003 percent payable in cash semiannually beginning in October 1998. These debentures are convertible at any time at the option of the holder into 7.808 shares of our common stock per 1,000 dollars principal amount at maturity of the debentures. This debt contains a put option which requires us to purchase any debenture, at the option of the holder, on April 21, 2003, for a price of 649 dollars per 1,000 dollars principal amount at maturity of the debentures. We may elect to settle the obligation in cash, shares of common stock, or any combination thereof. During 2002, we retired $32 of this convertible debt through the exchange of approximately 4 million shares of common stock valued at $31. During 2001, we retired $58 of this convertible debt through the exchange of approximately 6 million shares of common stock valued at $49. As a result of these retirements, the amount due at December 31, 2002 is $556 and is projected to accrete to $863 upon maturity in April 2018.

Debt-for-Equity Exchanges: During 2002, we exchanged an aggregate of $52 of debt through the exchange of 6.4 million shares of common stock valued at $51 using the fair market value at the date of exchange. A gain of $1 was recorded in connection with these transactions. During 2001, we retired $374 of long-term debt through the exchange of 41 million shares of common stock valued at $311. A gain of $63 was recorded in connection with these transactions. The gains were recorded in Other expenses, net in our Consolidated Statements of Income. The shares were valued using the daily volume-weighted average price of our common stock over a specified number of days prior to the exchange, based on contractual terms.

Lines of Credit: As of December 31, 2001, we had $7 billion of loans outstanding under a fully-drawn revolving credit agreement (Old Revolver) due October 22, 2002, which we entered into in 1997 with a group of lenders.

In June 2002, we entered into an Amended and Restated Credit Agreement (the "New Credit Facility") with a group of lenders, replacing our prior $7 billion facility (the "Old Revolver"). At that time, we permanently repaid $2.8 billion of the Old Revolver and subsequently paid $710 on the New Credit Facility. At December 31, 2002, the New Credit Facility consisted of two tranches of term loans totaling $2.0 billion and a $1.5 billion revolving credit facility that includes a $200 letter of credit subfacility. At December 31, 2002, $3.5 billion was outstanding under the New Credit Facility. At December 31, 2002 we had no additional borrowing capacity under the New Credit Facility since the entire revolving facility was outstanding, including a $10 letter of credit under the subfacility. Xerox, the parent company, is currently, and expects to remain, the borrower of all the loans. The Revolving Facility is available, without sub-limit, to Xerox and to certain subsidiaries including Xerox Canada Capital Limited, Xerox Capital Europe plc, and other foreign subsidiaries as defined.

We could be required to repay portions of the loans earlier than their scheduled maturities with specified percentages of any proceeds we receive from capital market debt issuances, equity issuances or asset sales during the term of the New Credit Facility, except that the revolving loan commitment cannot be reduced below $1 billion as a result of such prepayments. Additionally, all loans under the New Credit Facility become due and payable upon the occurrence of a change in control.

The New Credit Facility loans bear interest at LIBOR plus 4.50 percent, except that a $500 term-loan tranche bears interest at LIBOR plus a spread that varies between 4.00 percent and 4.50 percent, depending on the amount secured.

In connection with the New Credit Facility we incurred fees and other expenses of $120 which have been capitalized and are being amortized over its term on a basis consistent with the scheduled repayments in relation to the total amount of the loan facility.

Subject to certain limits, all obligations under the New Credit Facility are currently secured by liens on substantially all domestic assets of Xerox Corporation and substantially all our U.S. subsidiaries (other than Xerox Credit Corporation) and are guaranteed by substantially all our U.S. subsidiaries. In addition, revolving loans outstanding from time to time to Xerox Capital (Europe) plc (XCE) (none at December 31, 2002) are also secured by all XCE's assets and are guaranteed on an unsecured basis by certain foreign subsidiaries that directly or indirectly own all the outstanding stock of XCE. Revolving loans outstanding from time to time to Xerox Canada Capital Limited (XCCL) ($50 at December 31, 2002) are secured by all XCCL's assets and are guaranteed on an unsecured basis by our material Canadian subsidiaries, as defined.

The New Credit Facility contains affirmative and negative covenants which are more fully discussed in Note 1.

At December 31, 2002, we are in compliance with all aspects of the New Credit Facility including financial covenants and expect to be in compliance for at least the next twelve months. Failure to be in compliance with any material provision or covenant of the New Credit Facility could have a material adverse effect on our liquidity and operations.

We are required to make scheduled amortization payments of $202.5 on each of March 31, 2003 and September 30, 2003, and $302.5 on each of March 31, 2004 and September 30, 2004. In addition, mandatory prepayments are required from a portion of any proceeds we receive from certain asset transfers or debt or equity issuances, as those terms are defined in the New Credit Facility. Any such prepayments would be credited toward the scheduled amortization payments in direct order of maturity.

Senior Notes. In January 2002, we completed an unregistered offering in the U.S. ($600) and Europe ((euro)225) of 9.75 percent senior notes due in 2009 ("Senior Notes") and received net cash proceeds of $746, which included $559 and
(euro)209. The senior notes were issued at a 4.833 percent discount and pay interest semiannually on January 15 and July 15. In March 2002, we filed a registration statement to exchange senior registered notes for these unregistered senior notes. This registration statement has not yet been declared effective. The terms of the debt include increases in the interest rate to the extent the registration is delayed. Such increases will be up to 0.50 percent and will be effective until the registration effectiveness is complete. As of January 17, 2003, the interest rate increased to 10.0 percent. Fees of $16 million incurred in connection with this offering have been capitalized as debt issue costs and are being amortized over the term of the notes. These Senior Notes are guaranteed by certain of our U.S. subsidiaries and contain several affirmative and negative covenants similar to those in the New Credit Facility, but taken as a whole are less restrictive than those in the New Credit Facility. We were in compliance with these covenants at December 31, 2002.

Guarantees. At December 31, 2002, we have guaranteed $1.9 billion of indebtedness of our foreign wholly-owned subsidiaries. This debt is included in our Consolidated Balance Sheet as of such date.

Interest. Interest paid by us on our short- and long-term debt amounted to $772, $1,074, and $1,050 for the years ended December 31, 2002, 2001 and 2000, respectively.

Interest expense and interest income consisted of:

                                             Year Ended
                                            December 31,
                              -----------------------------------------
                                 2002           2001           2000
                              ------------   ------------   -----------
         Interest expense /(1)/  $     751     $      937     $   1,090
         Interest income /(2)/      (1,077)        (1,230)       (1,239)

         /(1)/ Includes Equipment financing interest, as well as non-financing interest expense that is included in Other expenses, net in the Consolidated Statements of Income.

         /(2)/ Includes Finance income, as well as other interest income that is included in Other expenses, net in the Consolidated Statements of Income.

Equipment financing interest is determined based on a combination of actual interest expense incurred on financing debt, as well as our estimated cost of funds, applied against the estimated level of debt required to support our financed receivables. The estimate is based on an assumed ratio of debt as compared to our finance receivables. This ratio ranges from 80-90% of our average finance receivables. This methodology has been consistently applied for all periods presented.

A summary of the Other cash changes in debt, net as shown on the consolidated statements of cash flows for the three years ended December 31, 2002 follows:

                                                               2002        2001          2000
                                                               ----        ----          ----
Cash payments on notes payable, net                         $   (33)     $  (141)      $(1,277)
Cash proceeds from long-term debt, net /(1)/                  1,053           89        10,131
Cash payments on long-term debt                              (5,639)      (2,396)       (5,816)
                                                            -------      -------       -------
  Total other cash changes in debt, net                     $(4,619)     $(2,448)      $ 3,038
                                                            =======      =======       =======

/(1)/  Includes payment of debt issuance costs.

Note 12--Financial Instruments

We are exposed to market risk from changes in foreign currency exchange rates and interest rates that could affect our results of operations and financial condition. Our current below investment-grade credit ratings effectively constrain our ability to fully use derivative contracts as part of our risk management strategy described below, especially with respect to interest rate management. Accordingly, our results of operations are exposed to increased volatility. As further discussed in Note 1, we adopted SFAS No. 133, as of January 1, 2001. The adoption of SFAS No. 133 has increased the volatility of reported earnings and other comprehensive income. In general, the amount of volatility will vary with the level of derivative and hedging activities and the market volatility during any period.

We have historically entered into certain derivative contracts, including interest rate swap agreements, foreign currency swap agreements, forward exchange contracts and purchased foreign currency options, to manage interest rate and foreign currency exposures. The fair market values of all our derivative contracts change with fluctuations in interest rates and/or currency rates and are designed so that any change in their values is offset by changes in the values of the underlying exposures. Our derivative instruments are held solely to hedge economic exposures; we do not enter into derivative instrument transactions for trading or other speculative purposes and we employ long-standing policies prescribing that derivative instruments are only to be used to achieve a very limited set of objectives.

Our primary foreign currency market exposures include the Japanese Yen, Euro, Brazilian Real, British Pound Sterling and Canadian Dollar. Historically, for each of our legal entities, we have generally hedged foreign currency denominated assets and liabilities, primarily through the use of derivative contracts. Despite our current credit ratings, we have been able to restore significant economic hedging activities with currency-related derivative contracts during 2002. Although we are still unable to hedge all our currency exposures, we are currently utilizing the re-established capacity primarily to hedge currency exposures related to our foreign-currency denominated debt.

We typically enter into simple unleveraged derivative transactions. Our policy is to use only counterparties with an investment-grade or better credit rating and to monitor market risk and exposure for each counterparty. We also utilize arrangements allowing us to net gains and losses on separate contracts with all counterparties to further mitigate the credit risk associated with our financial instruments. Based upon our ongoing evaluation of the replacement cost of our derivative transactions and counterparty credit-worthiness, we consider the risk of a material default by a counterparty to be remote.

Due to our credit ratings, many of our derivative contracts and several other material contracts at December 31, 2002 require us to post cash collateral or maintain minimum cash balances in escrow. These cash amounts are reported in our Consolidated Balance Sheets as within Other current assets or Other long-term assets, depending on when the cash will be contractually released. Such restricted cash amounts totaled $77 at December 31, 2002.

Interest Rate Risk Management: Virtually all customer-financing assets earn fixed rates of interest, while a significant portion of our debt bears interest at variable rates. Historically we have attempted to manage our interest rate risk by "match-funding" the financing assets and related debt, including through the use of interest rate swap agreements. However, as our credit ratings declined, our ability to continue this practice became constrained.

At December 31, 2002, we had $7.0 billion of variable rate debt, including the $3.5 billion outstanding under the New Credit Facility and the notional value of our pay-variable interest-rate swaps. The notional value of our offsetting pay-fixed interest-rate swaps was $1.2 billion.

Our loans related to vendor financing, from parties including GE, are secured by customer-financing assets and are designed to mature ratably with our collection of principal payments on the financing assets which secure them. Additionally, the interest rates on all these loans are fixed. As a result, the vendor financing loan programs we have implemented create natural match-funding of the financing assets to the related loans. As we implement additional vendor financing opportunities and continue to repay existing debt, the portion of our financing assets which is match-funded against related secured debt will increase.

Single Currency Interest Rate Swaps: At December 31, 2002 and 2001 we had outstanding single currency interest rate swap agreements with aggregate notional amounts of $3,820 and $4,415, respectively. The net asset fair values at December 31, 2002 and 2001 were $121 and $52, respectively.

Foreign Currency Interest Rate Swaps: In cases where we issue foreign currency-denominated debt, we enter into cross-currency interest rate swap agreements if possible, whereby we swap the proceeds and related interest payments with a counterparty. In return, we receive and effectively denominate the debt in local functional currencies.

At December 31, 2002 and 2001, we had outstanding cross-currency interest rate swap agreements with aggregate notional amounts of $879 and $1,481, respectively. The net asset fair values at December 31, 2002 and 2001 were $21 and $17, respectively. Of the outstanding agreements at December 31, 2002, the largest single currency hedged was the Japanese yen. Contracts denominated in Japanese yen, Pound sterling and Euros accounted for over 95 percent of our cross-currency interest rate swap agreements.

The aggregate notional amounts of interest rate swaps by maturity date and type at December 31, 2002 follow:

Single Currency Swaps                    2003      2004       2005       2006     Thereafter    Total
---------------------                    ----      ----       ----       ----     ----------    -----
Pay fixed/receive variable              $  139    $  275     $  172     $   22      $  250     $  858
Pay variable/receive fixed                 825     1,287         --         --         850      2,962
                                        ------    ------     ------     ------      ------     ------
Total                                   $  964    $1,562     $  172     $   22      $1,100     $3,820
                                        ======    ======     ======     ======      ======     ======
Interest rate paid                        0.79%     3.19%      6.61%      6.02%       5.37%      3.38%
Interest rate received                    2.30      5.00       2.23       2.84        7.45       4.89

Cross Currency Swaps                     2003      2004       2005       2006     Thereafter    Total
--------------------                     ----      ----       ----       ----     ----------    -----
Pay fixed/receive variable              $  257    $   87     $    8     $   --      $   --     $  352
Pay variable/receive fixed                  --        --         --        406         122        528
                                        ------    ------     ------     ------      ------     ------
Total                                   $  257    $   87     $    8     $  406      $  122     $  880
                                        ======    ======     ======     ======      ======     ======
Interest rate paid                        5.02%     5.97%      6.85%      2.53%       2.93%      3.69%
Interest rate received                    1.42      1.42       1.42       1.50        2.00       1.54

The majority of the variable portions of our swaps pay interest based on spreads against LIBOR or the European Interbank Rate.

Derivatives Marked-to-Market Results: While our existing portfolio of interest rate derivative instruments is intended to economically hedge interest rate risks to the extent possible, differences between the contract terms of our derivatives and the underlying related debt reduce our ability to obtain hedge accounting in accordance with SFAS No. 133. This results in mark-to-market valuation of the majority of our derivatives directly through earnings, which accordingly leads to increased earnings volatility. During 2002 and 2001, we recorded net gains of $12 and net losses of $2, respectively, from the mark-to-market valuation of interest rate derivatives for which we did not apply hedge accounting.

Fair Value Hedges: During 2002, pay variable/receive fixed interest rate swaps with a notional amount of $600 and associated with the Senior Notes due in 2009, were designated and accounted for as fair value hedges. The swaps were structured to hedge the fair value of the debt by converting it from a fixed rate instrument to a variable based instrument. Since the hedging relationship qualified under SFAS No. 133, no ineffective portion was recorded to earnings during 2002. During 2001, certain Japanese yen/U.S. dollar cross-currency interest rate swaps with a notional amount of 65 billion yen were designated and accounted for as fair value hedges. The net ineffective portion recorded to earnings during 2001 was a loss of $7 and is included in Other expenses, net in the accompanying Consolidated Statements of Income. All components of each derivatives gain or loss were included in the assessment of hedge effectiveness. Hedge accounting was discontinued in the fourth quarter 2001 after the swaps were terminated and moved to a different counterparty, because the new swaps did not satisfy certain SFAS No. 133 requirements.

Foreign Exchange Risk Management:

Currency Derivatives: We utilize forward exchange contracts and purchased option contracts to hedge against the potentially adverse impacts of foreign currency fluctuations on foreign currency denominated assets and liabilities. Changes in the value of these currency derivatives are recorded in earnings together with the offsetting foreign exchange gains and losses on the underlying assets and liabilities.

We also utilize currency derivatives to hedge anticipated transactions, primarily forecasted purchases of foreign-sourced inventory and foreign currency lease, interest and other payments. These contracts generally mature in six months or less. Although these contracts are intended to economically hedge foreign currency risks to the extent possible, differences between the contract terms of our derivatives and the underlying forecasted exposures reduce our ability to obtain hedge accounting in accordance with SFAS No. 133. Accordingly, the changes in value for a majority of these derivatives are recorded directly through earnings.

During 2002, 2001 and 2000, we recorded aggregate exchange losses of $77 and gains of $29 and $103, respectively. This reflects the changes in the values of all our foreign currency derivatives, for which we did not apply hedge accounting, together with exchange gains and losses on foreign currency underlying assets and liabilities.

At December 31, 2002 and 2001, we had outstanding forward exchange and purchased option contracts with gross notional values of $3,319 and $3,900, respectively. The net asset (liability) fair values of our currency derivatives at December 31, 2002 and 2001 were $(50) and $8, respectively. The following is a summary of the primary hedging positions held as of December 31, 2002:

                                                        Gross       Fair Value
                                                      Notional        Asset/
     Currency Hedged (Buy/Sell)                         Value      (Liability)
     --------------------------                     -------------  -------------
     US Dollar/Euro                                     $   791       $   (45)
     Euro/Pound Sterling                                    730             5
     Yen/US Dollar                                          584             4
     Pound Sterling/Euro                                    360            (7)
     Canadian Dollar/Euro                                   109           (14)
     US Dollar/Brazil Real                                  104             6
     US Dollar/Canadian Dollar                               90             1
     Yen/Pound Sterling                                      89             2
     All Other                                              462            (2)
                                                        -------       -------
     Total                                              $ 3,319       $   (50)
                                                        =======       =======

Accumulated Other Comprehensive Income ("AOCI"): The following is a summary of changes in AOCI resulting from the application of SFAS No. 133 during 2002 and 2001:

                                                                                              Reclass to
                                                 Opening     Transition           Net        Statement of    Closing
     For the Year Ended December 31, 2002        Balance    Gains (Losses)   Gains (Losses)   Operations*    Balance
     ------------------------------------        -------    --------------   --------------   -----------    -------
     Variable Interest Paid                       $ (15)        $   --            $   --        $   15        $  --
     Foreign Currency Interest Payments              (2)            --                (1)            1           (2)
                                                  -----         ------            ------        ------        -----
     Pre-tax Subtotal                               (17)            --                (1)           16           (2)
                                                  -----         ------            ------        ------        -----
     Tax Expense                                      8             --                --            (7)           1
     Fuji Xerox, net                                  2             --                --            (2)          --
                                                  -----         ------            ------        ------        -----
     Total                                        $  (7)        $   --            $   (1)       $    7        $  (1)
                                                  =====         ======            ======        ======        =====

     For the Year Ended December 31, 2001
     ------------------------------------
     Variable Interest Paid                       $  --         $  (35)           $   --        $   20        $ (15)
     Inventory Purchases                             --             --                (5)            5           --
     Foreign Currency Interest Payments              --             --                (4)            2           (2)
                                                  -----         ------            ------        ------        -----
     Pre-tax Subtotal                                --            (35)               (9)           27          (17)
                                                  -----         ------            ------        ------        -----
     Tax Expense                                     --             14                 4           (10)           8
     Fuji Xerox, net
                                                     --              2                --            --            2
                                                  -----         ------            ------        ------        -----
     Total                                        $  --         $  (19)           $   (5)       $   17        $  (7)
                                                  =====         ======            ======        ======        =====

   * Includes reclassification of $7 in 2002 and $12 in 2001 of the after-tax transition loss of $19.

During 2002 and 2001, certain forward contracts used to hedge Euro denominated interest payments were designated and accounted for as cash flow hedges. Accordingly, the change in value of these derivatives is included in the rollforward of AOCI above. No amount of ineffectiveness was recorded to the Consolidated Statements of Income during 2002 or 2001 for our designated cash flow hedges and all components of each derivatives gain or loss are included in the assessment of hedge effectiveness. The amount reclassified to earnings during 2001 and 2002 represents the recognition of deferred gains or losses along with the underlying hedged transactions.


Net Investment Hedges: We also utilize derivative instruments and non-derivative financial instruments to hedge against the potentially adverse impacts of foreign currency fluctuations on certain of our investments in foreign entities. During 2001, $18 of net after-tax gains related to hedges of our net investments in Xerox Brazil and Fuji Xerox were recorded in the cumulative translation adjustments account. The amounts recorded during 2002 were less than $1.

Fair Value of Financial Instruments. The estimated fair values of our financial instruments at December 31, 2002 and 2001 follow:

                                                                    2002                     2001
                                                                    ----                     ----
                                                            Carrying      Fair       Carrying      Fair
                                                             Amount      Value        Amount      Value
                                                             ------      -----        ------      -----
     Cash and cash equivalents ........................     $  2,887    $ 2,887      $  3,990    $ 3,990
     Accounts receivable, net .........................        2,072      2,072         1,896      1,896
     Short-term debt ..................................        4,377      3,837         6,637      6,503
     Long-term debt ...................................        9,794      9,268        10,107      9,261

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

Note 13--Employee Benefit Plans

We sponsor numerous pension and other post-retirement benefit plans, primarily retiree health, in our U.S. and international operations. Information regarding our benefit plans is presented below:

                                                                   Pension Benefits           Other Benefits
                                                                   ----------------           --------------
                                                                  2002          2001        2002          2001
                                                                  ----          ----        ----          ----
Change in Benefit Obligation
Benefit obligation, January 1 ................................   $ 7,606      $ 8,255     $ 1,481       $ 1,314
Service cost .................................................       180          174          26            28
Interest cost ................................................      (210)        (184)         96            99
Plan participants' contributions .............................        18           19           3            --
Plan amendments ..............................................       (31)          --        (139)           --
Actuarial loss ...............................................       736           76         191           136
Currency exchange rate changes ...............................       327          (99)         --            (3)
Divestitures .................................................        (1)          --          --            --
Curtailments .................................................         2           34           8            (1)
Special termination benefits .................................        39           --           2            --
Benefits paid/settlements ....................................      (735)        (669)       (105)          (92)
                                                                 -------      -------     -------       -------
Benefit obligation, December 31 ..............................   $ 7,931      $ 7,606     $ 1,563       $ 1,481

Change in Plan Assets
Fair value of plan assets, January 1 .........................   $ 7,040      $ 8,626     $    --       $    --
Actual return on plan assets .................................      (768)        (843)         --            --
Employer contribution ........................................       138           42         102            92
Plan participants' contributions .............................        18           19           3            --
Currency exchange rate changes ...............................       271         (135)         --            --
Divestitures .................................................        (1)          --          --            --
Benefits paid ................................................      (735)        (669)       (105)          (92)
                                                                 -------      -------     -------       -------
Fair value of plan assets, December 31 .......................   $ 5,963      $ 7,040     $    --       $    --
                                                                 -------      -------     -------       -------

Funded status (including under-funded and non-funded plans) ..    (1,968)        (566)     (1,563)       (1,481)
Unamortized transition assets ................................        --           (1)         --            --
Unrecognized prior service cost ..............................       (27)           8        (134)           (2)
Unrecognized net actuarial (gain) loss .......................     1,843          434         445           250
                                                                 -------      -------     -------       -------
Net amount recognized ........................................   $  (152)     $  (125)    $(1,252)      $(1,233)
                                                                 =======      =======     =======       =======

                                                                                Pension Benefits      Other Benefits
                                                                                ----------------      --------------
Amounts recognized in the Consolidated Balance Sheets consist of:                2002      2001       2002      2001
                                                                                 ----      ----       ----      ----
    Prepaid benefit cost ...................................................    $  656    $  597    $    --   $    --
    Accrued benefit liability ..............................................    (1,277)     (785)    (1,252)   (1,233)
    Intangible asset .......................................................         7         7         --        --
    Accumulated other comprehensive income .................................       462        56         --        --
                                                                                ------    ------    -------   -------
Net amount recognized ......................................................    $ (152)   $ (125)   $(1,252)  $(1,233)
                                                                                ======    ======    =======   =======
Under-funded or non-funded plans
    Aggregate benefit obligation ...........................................    $7,865    $5,778    $ 1,563   $ 1,481
    Aggregate fair value of plan assets ....................................    $5,878    $5,039    $    --   $    --
Plans with under-funded or non-funded accumulated benefit obligations
    Aggregate accumulated benefit obligation ...............................    $5,188    $4,604
    Aggregate fair value of plan assets ....................................    $4,008    $4,157

                                                                     Pension Benefits            Other Benefits
                                                                     ----------------            --------------
                                                                  2002     2001     2000      2002     2001     2000
                                                                  ----     ----     ----      ----     ----     ----
Weighted average assumptions as of December 31
Discount rate ..................................................   6.2%     6.8%     7.0%     6.5%     7.2%     7.5%
Expected return on plan assets .................................   8.8      8.9      8.9
Rate of compensation increase ..................................   3.9      3.8      3.8

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

                                                                     Pension Benefits              Other Benefits
                                                                     ----------------              --------------
                                                                  2002     2001     2000      2002     2001     2000
                                                                  ----     ----     ----      ----     ----     ----
Components of Net Periodic Benefit Cost
Defined benefit plans
Service cost ...................................................  $180     $174     $167     $ 26      $ 28      $24
Interest cost/(1)/ .............................................  (210)    (184)     453       96        99       85
Expected return on plan assets/(2)/.............................   134       81     (522)      --        --       --
Recognized net actuarial loss ..................................     7        7        4        3         3       --
Amortization of prior service cost .............................     3        9        4       (5)       --       --
Recognized net transition asset ................................    (1)     (14)     (16)      --        --       --
Recognized curtailment/settlement loss (gain) ..................    55       26      (46)      --        --       --
                                                                  ----     ----     ----     ----      ----     ----
    Net periodic benefit cost ..................................   168       99       44      120       130      109
Special termination benefits                                        27       --       --        2        --       --
Defined contribution plans .....................................    10       21       14       --        --       --
                                                                  ----     ----     ----     ----      ----     ----
Total ..........................................................  $205     $120     $ 58     $122      $130     $109
                                                                  ====     ====     ====     ====      ====     ====

/(1)/ Interest cost includes interest expense on non-TRA obligations of $238, $216 and $225 and interest (income) expense directly allocated to TRA participant accounts of $(448), $(400) and $228 for the years ended December 31, 2002, 2001 and 2000, respectively.

/(2)/ Expected return on plan assets includes expected investment income on non-TRA assets of $314, $319 and $294 and actual investment (losses) income on TRA assets of $(448), $(400) and $228 for the years ended December 31, 2002, 2001 and 2000, respectively.

During 2002, we incurred special termination benefits and recognized curtailment/settlement losses as a result of restructuring programs. Accordingly, the special termination benefit cost of $29, and $18 of the total recognized settlement/curtailment loss amount of $55 is included as a restructuring charge in our Consolidated Statements of Income.

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

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For measurement purposes, a 13.8 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003, decreasing gradually to 5.2 percent in 2008 and thereafter.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                                One-percentage-   One-percentage-
                                                                                point increase    point decrease
                                                                                --------------    --------------
     Effect on total service and interest cost components ...................         $ 5            $  (4)
     Effect on post-retirement benefit obligation ...........................         $64            $ (54)

Employee Stock Ownership Plan ("ESOP") Benefits.: In 1989, we established an ESOP and sold to it 10 million shares of Series B Convertible Preferred Stock ("Convertible Preferred") of the Company for a purchase price of $785. Each ESOP share is presently convertible into six common shares of our common stock (the "Convertible Preferred"). The Convertible Preferred has a $1 par value and a guaranteed minimum value of $78.25 per share and accrues annual dividends of $6.25 per share, which are cumulative if earned. When the ESOP was established, the ESOP borrowed the purchase price from a group of lenders. The ESOP debt was included in our Consolidated Balance Sheets as debt because we guaranteed the ESOP borrowings. A corresponding and offsetting amount was classified as Deferred ESOP benefits and represented our commitment to future compensation expense related to the ESOP benefits as well as an offset to the preferred shares included in equity. In the second quarter of 2002, we repaid the outstanding balance of ESOP debt of $135. We recorded an intercompany receivable from the ESOP trust, in connection with our repayment of the ESOP debt, which eliminates in consolidation. Accordingly, the repayment of the ESOP debt effectively represents a retirement of third party debt and therefore such debt is no longer included in our Consolidated Balance Sheets. The repayment of debt did not affect the recognition of compensation expense associated with the ESOP; however, interest expense was lower in 2002.

In connection with our decision in 2001 to eliminate the quarterly dividends on our common stock, dividends on the Convertible Preferred were suspended in July 2001. The ESOP requires pre-determined debt service obligations for each period to be funded by a combination of dividends and employee contributions over the term of the plan. The dividends do not affect our Consolidated Statements of Income, while the contributions are recorded as expense in such statements. As a result of the suspension of dividends, we were required, under the terms of the plan, to increase our contributions to the ESOP trust in order to meet the pre-determined amount of debt service obligations. In addition, since the dividend requirement on the Convertible Preferred is cumulative, dividends continued to accumulate in arrears until dividends were reinstated. As of the end of the third quarter of 2002, the cumulative dividend amounted to $67, including $11 representing the third quarter 2002 dividend requirement. In September 2002, the payment of Cumulative Preferred dividends was reinstated by our Board of Directors and $67 of Convertible Preferred dividends were declared. This resulted in a reversal of the previously accrued incremental compensation expense of $67 ($32 of which related to 2001). During the fourth quarter of 2002, dividends of $11 were declared. These were paid in January 2003. There was no corresponding earnings per share improvement in 2002 since the EPS calculation requires deduction of dividends declared from reported net income in arriving at net income available to common shareholders.

Information relating to the ESOP trust for the three years ended December 31, 2002 follows:

                                                                                  2002   2001   2000
                                                                                  ----   ----   ----
Interest on ESOP Borrowings .................................................    $   5  $  15  $  24
Dividends declared on Convertible Preferred Stock ...........................       78     13     53
Cash contribution to the ESOP ...............................................       31     88     49
Compensation expense ........................................................       10     89     48

We recognize ESOP costs based on the amount committed to be contributed to the ESOP plus related trustee, finance and other charges.

Note 14--Income and Other Taxes

Income (loss) before income taxes for the three years ended December 31, 2002 was as follows:

                                                                          2002     2001       2000
                                                                          ----     ----       ----
Domestic income (loss) ................................................   $ 167    $(126)    $  76
Foreign income (loss) .................................................      85      520      (443)
                                                                          -----    -----     -----
Income (loss) before income taxes .....................................   $ 252    $ 394     $(367)
                                                                          =====    =====     =====

Provisions (benefits) for income taxes for the three years ended December 31, 2002 were as follows:

                                                                             2002    2001    2000
                                                                             ----    ----    ----
Federal income taxes
    Current ..............................................................   $  86   $ 31    $(18)
    Deferred .............................................................     (35)  (117)    (95)
Foreign income taxes
    Current ..............................................................     145    474      73
    Deferred .............................................................    (141)   114     (45)
State income taxes
    Current ..............................................................       7      2       5
    Deferred .............................................................      (2)    (7)     10
                                                                             -----   ----    ----
Income taxes .............................................................   $  60   $497    $(70)
                                                                             =====   ====    ====

A reconciliation of the U.S. federal statutory income tax rate to the effective income tax rate for the three years ended December 31, 2002 follows:

                                                                                2002      2001      2000
                                                                                ----      ----      ----
U.S. federal statutory income tax rate ...................................      35.0%     35.0%     35.0%
Foreign earnings taxed at different rates ................................      22.3      41.0     (48.3)
Sale of partial ownership interest in Fuji Xerox .........................        --      29.5        --
Goodwill amortization ....................................................        --       2.6      (3.0)
Tax-exempt income ........................................................      (3.8)     (3.3)      4.3
State taxes, net of federal benefit ......................................       1.3      (0.8)     (1.1)
Audit resolutions and other examination items - net ......................     (22.1)    (35.6)     34.1
Dividends on Employee Stock Ownership Plan shares ........................      (9.3)     (1.0)      3.7
Effect of tax law change .................................................      (6.3)     (2.7)       --
Change in valuation allowance for deferred tax assets ....................       5.8      62.9      (3.2)
Other ....................................................................       0.9      (1.5)     (2.4)
                                                                                ----     -----      ----
Effective income tax rate ................................................      23.8%    126.1%     19.1%
                                                                                ====     =====      ====

The difference between the 2002 effective tax rate of 23.8 percent and the U.S. federal statutory income tax rate relates primarily to the recognition of tax benefits from the favorable resolution of a foreign tax audit, tax law changes as well as the retroactive declaration of ESOP dividends. Such benefits are offset, in part, by tax expense recorded for the ongoing examination in India, the sale of our interest in Katun Corporation as well as recurring losses in certain jurisdictions where we are not providing tax benefits.

The difference between the 2001 effective tax rate of 126.1 percent and the U.S. federal statutory income tax rate relates primarily to the recognition of deferred tax asset valuation allowances resulting from our recoverability assessments, the taxes incurred in connection with the sale of our partial interest in Fuji Xerox and recurring losses in low tax jurisdictions. The gain for tax purposes on the sale of Fuji Xerox was disproportionate to the gain for book purposes as a result of a lower tax basis in the investment. Other items favorably impacting the tax rate included a tax audit resolution and additional tax benefits arising from prior period restructuring provisions.

The difference between the 2000 effective tax rate of 19.1 percent and the U.S. federal statutory income tax rate relates primarily to recurring losses in low tax jurisdictions, the recognition of deferred tax asset valuation allowances resulting from our recoverability assessments and additional tax benefits arising from the favorable resolution of tax audits.

On a consolidated basis, we paid a total of $442, $57 and $354 in income taxes to federal, foreign and state jurisdictions in 2002, 2001 and 2000, respectively.

Total income tax expense (benefit) for the three years ended December 31, 2002 was allocated as follows:

                                                                           2002       2001     2000
                                                                           ----       ----     ----
     Income taxes (benefits) on income (loss) ........................     $  60      $497     $(70)
     Tax benefit included in minorities' interests/(1)/ ..............       (55)      (23)     (20)
     Cumulative effect of change in accounting principle .............        --         1       --
     Common shareholders' equity/(2)/ ................................      (173)        1       38
                                                                           -----      ----     ----
     Total ...........................................................     $(168)     $476     $(52)
                                                                           =====      ====     ====

/(1)/ Benefit relates to preferred securities' dividends as more fully described in Note 16.

/(2)/ For dividends paid on shares held by the ESOP, tax effects of items in accumulated other comprehensive loss and tax benefit on nonqualified stock options.

In substantially all instances, deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries and other foreign investments carried at equity. The amount of such earnings included in consolidated retained earnings at December 31, 2002 was approximately $5 billion. These earnings have been permanently reinvested and we do not plan to initiate any action that would precipitate the payment of income taxes thereon. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings. As a result of the March 31, 2001 disposition of one-half of our ownership interest in Fuji Xerox, the investment no longer qualifies as a foreign corporate joint venture. Accordingly, deferred taxes are required to be provided on the undistributed earnings of Fuji Xerox, arising subsequent to such date, as we no longer have the ability to ensure permanent reinvestment.

The tax effects of temporary differences that give rise to significant portions of the deferred taxes at December 31, 2002 and 2001 were as follows:

                                                                               2002       2001
                                                                               ----       ----
     Tax effect of future tax deductions
         Research and development ......................................     $1,142     $1,007
         Post-retirement medical benefits ..............................        487        464
         Depreciation ..................................................        475        438
         Net operating losses ..........................................        416        295
         Other operating reserves ......................................        230        202
         Tax credit carryforwards ......................................        204        185
         Restructuring reserves ........................................        174        122
         Allowance for doubtful accounts ...............................        162        182
         Deferred compensation .........................................        159        180
         Other .........................................................        356        207
                                                                             ------     ------
                                                                              3,805      3,282
     Valuation allowance ...............................................       (524)      (474)
                                                                             ------     ------
     Total deferred tax assets .........................................     $3,281     $2,808
                                                                             ======     ======
     Tax effect of future taxable income
         Installment sales and leases ..................................     $ (376)    $ (358)
         Unearned income ...............................................       (987)      (820)
         Other .........................................................        (76)      (150)
                                                                             ------     ------
     Total deferred tax liabilities ....................................     (1,439)    (1,328)
                                                                             ======     ======

     Total deferred taxes, net .........................................     $1,842     $1,480
                                                                             ======     ======

The above amounts are classified as current or long-term in the Consolidated Balance Sheets in accordance with the asset or liability to which they relate. Current deferred tax assets at December 31, 2002 and 2001 amounted to $449 and $548, respectively.

The deferred tax assets for the respective periods were assessed for recoverability and, where applicable, a valuation allowance was recorded to reduce the total deferred tax asset to an amount that will, more likely than not, be realized in the future. The valuation allowance for deferred tax assets as of January 1, 2001 was $187. The net change in the total valuation allowance for the years ended December 31, 2002 and 2001 was an increase of $50 and $287, respectively. The valuation allowance relates to certain foreign net operating loss carryforwards, foreign tax credit carryforwards and deductible temporary differences for which we have concluded it is more likely than not that these items will not be realized in the ordinary course of operations.

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

At December 31, 2002, we had tax credit carryforwards of $204 available to offset future income taxes, of which $159 is available to carryforward indefinitely while the remaining $45 will begin to expire, if not utilized, in 2004. We also had net operating loss carryforwards for income tax purposes of $262 that will expire in 2003 through 2012, if not utilized, and $1.9 billion available to offset future taxable income indefinitely.

At December 31, 2002, our Brazilian operations had assessments for indirect and other taxes which, inclusive of interest, were approximately $260. These assessments related principally to the internal transfer of inventory. We do not agree with these assessments and intend to vigorously defend our position. We, as supported by the opinion of legal counsel, do not believe that the ultimate resolution of these assessments will materially impact our results of operations, financial position or cash flows.

We are subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, we provide for additional tax expense based upon the probable outcomes of such matters. In addition, when applicable, we adjust the previously recorded tax expense to reflect examination results.

From 1995 through 1998, we incurred capital losses from the disposition of our insurance group operations. Such losses were disallowed under the tax law existing at the time of the respective dispositions. As a result of IRS regulations issued in 2002, some portion of the losses may now be claimed subject to certain limitations. We have filed amended tax returns for 1995 through 1998 reporting $1.2 billion of additional capital losses. As of December 31, 2002, we have $425 of capital gains available to be offset by the capital losses during the relevant periods and anticipate a potential tax benefit of approximately $150 to be recognized in a future period. The additional losses claimed and related tax benefits are subject to formal review by the U.S. government which is currently in process. We have not recognized any tax benefit of these losses pending the completion of this review. Any resulting capital loss carryforwards will expire, if not utilized, by 2003.

Note 15--Litigation, Regulatory Matters and Other Contingencies

Guarantees, Indemnifications and Warranty Liabilities:

As more fully discussed in Note 1, we apply the disclosure provisions of FIN 45 to our agreements that contain guarantee or indemnification clauses. These disclosure provisions expand those required by SFAS No. 5 "Accounting for Contingencies", by requiring that guarantors disclose certain types of guarantees, even if the likelihood of requiring the guarantor's performance is remote. As of December 31, 2002, we have accrued our estimate of liability incurred under these indemnification arrangements and guarantees. The following is a description of arrangements in which we are a guarantor.

Indemnifications provided as part of sales and purchases of businesses and real estate assets - We are a party to a variety of agreements pursuant to which we may be obligated to indemnify the other party with respect to certain matters. Typically, these obligations arise in the context of contracts that we entered into for the sale or purchase of businesses or real estate assets, under which we customarily agree to hold the other party harmless against losses arising from a breach of representations and covenants. These relate to such matters as adequate title to assets sold, intellectual property rights, specified environmental matters, and certain income taxes. In each of these circumstances, our payment is conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow us to challenge the other party's claims. Further, our obligations under these agreements may be limited in terms of time and/or amount, and in some instances, we may have recourse against third parties for certain payments we made.

Patent indemnifications - In most sales transactions to resellers of our products, we indemnify against possible claims of patent infringement caused by our products or solutions. These indemnifications usually do not include limits on the claims, provided the claim is made pursuant to the procedures required in the sales contract.

For the indemnification agreements discussed above, it is not possible to predict the maximum potential amount of future payments under these or similar agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each agreement. Historically, payments we have made under these agreements did not have a material effect on our business, financial condition or results of operations.

Residual value guarantees - For certain vendor-financing relationships, we have guaranteed the leasing company for the residual value position they have taken subject to the lease. The amount of these guarantees are insignificant at December 31, 2002, but may be material in future periods to the extent we offer additional guarantees.

Indemnification of Officers and Directors - Our corporate by-laws require that, except to the extent expressly prohibited by law, we must indemnify our officers and directors against judgments, fines, penalties and amounts paid in settlement, including legal fees and all appeals, incurred in connection with civil or criminal action or proceedings, as it relates to their services to Xerox Corporation and our subsidiaries. The by-laws provide no limit on the amount of indemnification. As permitted under the State of New York, we have purchased directors and officers insurance coverage to cover claims made against the directors and officers during the applicable policy periods. The amounts and types of coverage have varied from period to period as dictated by market conditions. The current policy provides $105 of coverage and has no deductible. The litigation matters and regulatory actions described below involve certain of the Company's current and former directors and officers, all of whom are covered by the aforementioned indemnity and if applicable, the current and prior period insurance policies. However, certain indemnification payments may not be covered under our director's and officer's insurance coverage.

Product Warranty Liabilities:

In connection with our normal sales of equipment, including those under sales-type lease, we generally do not issue product warranties. Our arrangements typically involve a separate full service maintenance agreement with the customer. The agreements generally extend over a period equivalent to the lease term or the expected useful life under a cash sale. The service agreements involve the payment of fees in return for our performance of repairs and maintenance. As a consequence, we do not have any significant product warranty obligations including any obligations under customer satisfaction programs.

In few circumstances, particularly in certain cash sales, we may issue a limited product warranty if negotiated by the customer. We also issue warranties for certain of our lower-end products in the Office segment, where full service maintenance agreements are not available. In these instances, we record warranty obligations at the time of the sale.

The following table summarizes product warranty activity recorded for the year ended December 31, 2002.

                                       Balance          Provisions,                     Balance
                                 December 31, 2001    Changes & Other   Payments   December 31, 2002

Product warranty liabilities            $46                 $51           $(72)           $25

The decrease in product warranty liabilities at December 31, 2002, as compared with December 31, 2001, is primarily due to our exit from the SOHO business in 2001.

Legal Matters:

As more fully discussed below, we are a defendant in numerous litigation and regulatory matters involving securities law, patent law, environmental law, employment law and the Employee Retirement Income Security Act ("ERISA"). Should these matters result in a change in our determination as to an unfavorable outcome, result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such determination, judgment or settlement occurs.


Litigation Against the Company:

In re Xerox Corporation Securities Litigation: A consolidated securities law action (consisting of 17 cases) is pending in the United States District Court for the District of Connecticut. Defendants are the Company, Barry Romeril, Paul Allaire and G. Richard Thoman. The consolidated action purports to be a class action on behalf of the named plaintiffs and all other purchasers of common stock of the Company during the period between October 22, 1998 through October 7, 1999 ("Class Period"). The amended consolidated complaint in the action alleges that in violation of Section 10(b) and/or 20(a) of the Securities Exchange Act of 1934, as amended ("1934 Act"), and SEC Rule 10b-5 thereunder, each of the defendants is liable as a participant in a fraudulent scheme and course of business that operated as a fraud or deceit on purchasers of the Company's common stock during the Class Period by disseminating materially false and misleading statements and/or concealing material facts. The amended complaint further alleges that the alleged scheme: (i) deceived the investing public regarding the economic capabilities, sales proficiencies, growth, operations and the intrinsic value of the Company's common stock; (ii) allowed several corporate insiders, such as the named individual defendants, to sell shares of privately held common stock of the Company while in possession of materially adverse, non-public information; and (iii) caused the individual plaintiffs and the other members of the purported class to purchase common stock of the Company at inflated prices. The amended consolidated complaint seeks unspecified compensatory damages in favor of the plaintiffs and the other members of the purported class against all defendants, jointly and severally, for all damages sustained as a result of defendants' alleged wrongdoing, including interest thereon, together with reasonable costs and expenses incurred in the action, including counsel fees and expert fees. On September 28, 2001, the court denied the defendants' motion for dismissal of the complaint. On November 5, 2001, the defendants answered the complaint. On or about January 7, 2003, the plaintiffs filed a motion for class certification. That motion is currently pending.The individual defendants and we deny any wrongdoing and intend to vigorously defend the action. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Christine Abarca, et al. v. City of Pomona, et al. (Pomona Water Cases): On June 24, 1999, the Company was served with a summons and complaint filed in the Superior Court of the State of California for the County of Los Angeles. The complaint was filed on behalf of 681 individual plaintiffs claiming damages as a result of our alleged disposal and/or release of hazardous substances into the soil, air and groundwater. Subsequently, six additional complaints were filed in the same court on behalf of another 459 plaintiffs, with the same claims for damages as the June 1999 action. All seven cases have been served on the Company, the Company denies liability and it is actively defending against them. Plaintiffs in all seven cases further allege that they have been exposed to such hazardous substances by inhalation, ingestion and dermal contact, including but not limited to hazardous substances contained within the municipal drinking water supplied by the City of Pomona and the Southern California Water Company. Plaintiffs' claims against the Company include personal injury, wrongful death, property damage, negligence, trespass, nuisance, fraudulent concealment, absolute liability for ultra-hazardous activities, civil conspiracy, battery and violation of the California Unfair Trade Practices Act. Damages are unspecified. The seven cases against the Company ("Abarca Group") have been coordinated with approximately 13 unrelated cases against other defendants which involve alleged contaminated groundwater and drinking water in the San Gabriel Valley area of Los Angeles County. In all of those cases, plaintiffs have sued both the providers of drinking water and the industrial defendants who they contend contaminated the water. The body of groundwater involved in the Abarca cases, and allegedly contaminated by the Company, is separate and distinct from the body of groundwater that is involved in the San Gabriel Valley cases, and there is no allegation that the Company is involved in the San Gabriel Valley cases. Nonetheless, the court ordered both groups of cases to be coordinated because both groups concern allegations of groundwater and drinking water contamination, have similar theories of liability alleged against the defendants, and involve a number of similar legal issues, thus apparently making it more efficient, in the view of the court, for all of them to be handled by one judge. Discovery has begun and no trial date has been set. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Carlson v. Xerox Corporation, et al.: A consolidated securities law action (consisting of 21 cases) is pending in the United States District Court for the District of Connecticut against the Company, KPMG and Paul A. Allaire, G. Richard Thoman, Anne M. Mulcahy, Barry D. Romeril, Gregory Tayler and Philip Fishbach. On September 11, 2002, the court entered an endorsement order granting plaintiffs' motion to file a third consolidated amended complaint. The defendants' motion to dismiss the second consolidated amended complaint was denied, as moot. According to the third consolidated amended complaint, plaintiffs purport to bring this case as a class action on behalf of an expanded class consisting of all persons and/or entities who purchased Xerox common stock and/or bonds during the period between February 17, 1998 through June 28, 2002 and who were purportedly damaged thereby ("Class"). The third consolidated amended complaint sets forth two claims: one alleging that each of the Company, KPMG, and the individual defendants violated Section 10(b) of the 1934 Act and SEC Rule 10b-5 thereunder; the other alleging that the individual defendants are also allegedly liable as "controlling persons" of the Company pursuant to
Section 20(a) of the 1934 Act. Plaintiffs claim that the defendants participated in a fraudulent scheme that operated as a fraud and deceit on purchasers of the Company's common stock and bonds by disseminating materially false and misleading statements and/or concealing material adverse facts relating to various of the Company's accounting and reporting practices and financial condition. The plaintiffs further allege that this scheme deceived the investing public regarding the true state of the Company's financial condition and caused the plaintiffs and other members of the alleged Class to purchase the Company's common stock and bonds at artificially inflated prices, and prompted a SEC investigation that led to the April 11, 2002 settlement which, among other things, required the Company to pay a $10 penalty and restate its financials for the years 1997 - 2000 (including restatement of financials previously corrected in an earlier restatement which plaintiffs contend was improper). The third consolidated amended complaint seeks unspecified compensatory damages in favor of the plaintiffs and the other Class members against all defendants, jointly and severally, including interest thereon, together with reasonable costs and expenses, including counsel fees and expert fees. On December 2, 2002, the Company and the individual defendants filed a motion to dismiss the complaint. That motion is currently pending. The individual defendants and we deny any wrongdoing and intend to vigorously defend the action. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Bingham v. Xerox Corporation, et al: A lawsuit filed by James F. Bingham, a former employee of the Company, is pending in the Superior Court of Connecticut, Judicial District of Waterbury (Complex Litigation Docket) against the Company, Barry D. Romeril, Eunice M. Filter and Paul Allaire. The complaint alleges that the plaintiff was wrongfully terminated in violation of public policy because he attempted to disclose to senior management and to remedy alleged accounting fraud and reporting irregularities. The plaintiff further claims that the Company and the individual defendants violated the Company's policies/commitments to refrain from retaliating against employees who report ethics issues. The plaintiff also asserts claims of defamation and tortious interference with a contract. He seeks: (i) unspecified compensatory damages in excess of $15 thousand, (ii) punitive damages, and (iii) the cost of bringing the action and other relief as deemed appropriate by the court. The parties are engaged in discovery. The individuals and we deny any wrongdoing and intend to vigorously defend the action. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Berger, et al. v. RIGP: A class was certified in an action originally filed in the United States District Court for the Southern District of Illinois on July 25, 2000 against the Company's Retirement Income Guarantee Plan ("RIGP"). The RIGP represents the primary U.S. pension plan for salaried employees. Plaintiffs bring this action on behalf of themselves and an alleged class of over 25,000 persons who received lump sum distributions from RIGP after January 1, 1990. Plaintiffs assert violations of the ERISA, claiming that the lump sum distributions were improperly calculated. On July 3, 2001, the court granted the Plaintiffs' motion for summary judgment, finding the lump sum calculations violated ERISA. Although the damages sought were not specified in the complaint, the Plaintiffs submitted papers in December 2001 claiming $284 in damages. On September 30, 2002, the court entered a final judgment on damages, stating it would adopt plaintiffs' methodology for calculating such damages. RIGP denies any wrongdoing and has appealed the District Court's rulings with respect to both liability and damages. We believe, based on advice of legal counsel, that it is probable that on appeal that the judgment will be overturned. We cannot estimate the amount of loss that might result from this matter. If the appeal should ultimately not prevail, we would have to accrue the full amount of the expense associated with the judgment as if the judgment were directly against the Company. Any final judgment after appeal would be paid from RIGP assets. However, such payment may require the Company to make additional contributions to RIGP in the future based on a potential shortfall in plan assets available to pay other plan liabilities.

Florida State Board of Administration, et al. v. Xerox Corporation, et al.: A securities law action brought by four institutional investors, namely the Florida State Board of Administration, the Teachers' Retirement System of Louisiana, Franklin Mutual Advisers and PPM America, Inc., is pending in the United States District Court for the District of Connecticut against the Company, Paul Allaire, G. Richard Thoman, Barry Romeril, Anne Mulcahy, Philip Fishbach, Gregory Tayler and KPMG. The plaintiffs bring this action individually on their own behalves. In an amended complaint filed on October 3, 2002, one or more of the plaintiffs allege that each of the Company, the individual defendants and KPMG violated Sections 10(b) and 18 of the 1934 Act, SEC Rule 10b-5 thereunder, the Florida Securities Investors Protection Act, Fl. Stat. ss. 517.301, and the Louisiana Securities Act, R.S. 51:712(A). The plaintiffs further claim that the individual defendants are each liable as "controlling persons" of the Company pursuant to Section 20 of the 1934 Act and that each of the defendants is liable for common law fraud and negligent misrepresentation. The complaint generally alleges that the defendants participated in a scheme and course of conduct that deceived the investing public by disseminating materially false and misleading statements and/or concealing material adverse facts relating to the Company's financial condition and accounting and reporting practices. The plaintiffs contend that in relying on false and misleading statements allegedly made by the defendants, at various times from 1997 through 2000 they bought shares of the Company's common stock at artificially inflated prices. As a result, they allegedly suffered aggregated cash losses in excess of $200. The plaintiffs further contend that the alleged fraudulent scheme prompted a SEC investigation that led to the April 11, 2002 settlement which, among other things, required the Company to pay a $10 penalty and restate its financials for the years 1997 - 2000 including restatement of financials previously corrected in an earlier restatement which plaintiffs contend was false and misleading. The plaintiffs seek, among other things, unspecified compensatory damages against the Company, the individual defendants and KPMG, jointly and severally, including prejudgment interest thereon, together with the costs and disbursements of the action, including their actual attorneys' and experts' fees. On December 2, 2002, the Company and the individual defendants filed a motion to dismiss all claims in the complaint that are in common with the claims in the Carlson action. That motion is currently pending. The individual defendants and we deny any wrongdoing alleged in the complaint and intend to vigorously defend the action. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

In Re Xerox Corp. ERISA Litigation: On July 1, 2002, a class action complaint captioned Patti v. Xerox Corp. et al. was filed in the United States District Court for the District of Connecticut (Hartford) alleging violations of the ERISA. Three additional class actions (Hopkins, Uebele and Saba) were subsequently filed in the same court making substantially similar claims. On October 16, 2002, the four actions were consolidated as In Re Xerox Corporation ERISA Litigation. On November 15, 2002, a consolidated amended complaint was filed. A fifth class action (Wright) was filed in the District of Columbia. It has been transferred to Connecticut where it will be consolidated with the other actions. The purported class includes all persons who invested or maintained investments in the Xerox Stock Fund in the Xerox 401(k) Plans (either salaried or union) during the proposed class period, May 12, 1997 through November 15, 2002, and allegedly exceeds 50,000 persons. The defendants include Xerox Corporation and the following individuals or groups of individuals during the proposed class period: the Plan Administrator, the Board of Directors, the Fiduciary Investment Review Committee, the Joint Administrative Board, the Finance Committee of the Board of Directors, and the Treasurer. The complaint claims that all the foregoing defendants were "named" or "de facto" fiduciaries of the Plan under ERISA and, as such, were obligated to protect the Plan's assets and act in the best interest of Plan participants. The complaint alleges that the defendants failed to do so and thereby breached their fiduciary duties. Specifically, plaintiffs claim that the defendants failed to provide accurate and complete material information to participants concerning Xerox stock, including accounting practices which allegedly artificially inflated the value of the stock, and misled participants regarding the soundness of the stock and the prudence of investing retirement benefits in Xerox stock. Plaintiff also claims that defendants failed to ensure that Plan assets were invested prudently, to monitor the other fiduciaries and to disregard Plan directives they knew or should have known were imprudent. The complaint does not specify the amount of damages sought. However, it asks that the losses to the Plan be restored, which it describes as "millions of dollars." It also seeks other legal and equitable relief, as appropriate, to remedy the alleged breaches of fiduciary duty, as well as interest, costs and attorneys' fees. We and the other defendants deny any wrongdoing and intend to vigorously defend the action. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Digwamaje et al. v. IBM et al: A purported class action was filed in the United States District Court for the Southern District of New York on September 27, 2002. Service of the complaint on the Company was deemed effective as of December 6, 2002. The defendants include Xerox and 80 other corporate defendants who are accused of providing material assistance to the apartheid government in South Africa from 1948 to 1994, by engaging in commerce in South Africa and with the South African government and by employing forced labor, thereby violating both international and common law. Specifically, plaintiffs claim violations of the Alien Tort Claims Act, the Torture Victims Protection Act and RICO. They also assert human rights violations and crimes against humanity. Plaintiffs seek compensatory damages in excess of $200 billion and punitive damages in excess of $200 billion. The foregoing damages are being sought from all defendants, jointly and severally. Xerox intends to vigorously defend the action and plans to file a motion to dismiss the complaint. Based upon the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Arbitration between MPI Technologies, Inc. and Xerox Canada Ltd. and Xerox
Corporation: On November 15, 2001, MPI Technologies, Inc. ("MPI") sent to the American Arbitration Association a Demand for Arbitration of a dispute arising under an Agreement made as of March 15, 1994 between MPI and Xerox Canada Ltd. ("XCL") to which the Company later became a party ("Agreement"). The Demand for Arbitration claimed that XCL and the Company owed royalties to MPI for software licensed under the Agreement and initially alleged damages "estimated to be in excess of $30 million." In a subsequent claim submitted in the arbitration proceedings, MPI has alleged damages of $68.9 for royalties owed, $35.0 for breach of fiduciary duty, $35.0 in punitive damages and unspecified damages and injunctive relief with respect to a claim of copyright infringement. The parties have selected three arbitrators and have agreed to conduct the arbitration in Canada. On January 13 and 14, 2003, the arbitrators heard argument on the motion of the Company and XCL to dismiss for lack of jurisdiction MPI's claims for copyright infringement, breach of fiduciary duty and for punitive damages. The arbitration panel ruled on February 14, 2003 that it had jurisdiction to hear all three issues. On March 14, 2003 the Company and XCL petitioned the Ontario courts to re-decide the issue of the panel's jurisdiction to hear copyright infringement claims. The Company and XCL deny any liability or wrongdoing, including any royalties owed, intend to assert a counterclaim against MPI for overpayment of royalties and intend to vigorously defend the claim. Based on the stage of the arbitration, it is not possible to estimate the amount of loss or the range of possible loss that might result from an adverse ruling or a settlement of this matter.

Accuscan, Inc. v. Xerox Corporation: On April 11, 1996, an action was commenced by Accuscan, Inc. ("Accuscan"), in the United States District Court for the Southern District of New York, against the Company seeking unspecified damages for infringement of a patent of Accuscan which expired in 1993. The suit, as amended, was directed to facsimile and certain other products containing scanning functions and sought damages for sales between 1990 and 1993. On April 1, 1998, the jury entered a verdict in favor of Accuscan for $40. However, on September 14, 1998, the court granted our motion for a new trial on damages. The trial ended on October 25, 1999 with a jury verdict of $10. Our motion to set aside the verdict or, in the alternative, to grant a new trial was denied by the court. We appealed to the Court of Appeals for the Federal Circuit ("CAFC") which found the patent not infringed, thereby terminating the lawsuit subject to an appeal which has been filed by Accuscan to the U.S. Supreme Court. The decision of the U.S. Supreme Court was to remand the case (along with eight others) back to the CAFC to consider its previous decision based on the Supreme Court's May 28, 2002 ruling in the Festo case. We deny any liability or wrongdoing and intend to vigorously defend the action.

Derivative Litigation Brought on Behalf of the Company:

In re Xerox Derivative Actions: A consolidated putative shareholder derivative action is pending in the Supreme Court of the State of New York, County of New York against several current and former members of the Board of Directors including William F. Buehler, B.R. Inman, Antonia Ax:son Johnson, Vernon E. Jordan, Jr., Yotaro Kobayashi, Hilmar Kopper, Ralph Larsen, George J. Mitchell, N.J. Nicholas, Jr., John E. Pepper, Patricia Russo, Martha Seger, Thomas C. Theobald, Paul Allaire, G. Richard Thoman, Anne Mulcahy and Barry Romeril, and KPMG. The plaintiffs purportedly brought this action in the name of and for the benefit of the Company, which is named as a nominal defendant, and its public shareholders.

The second consolidated amended complaint alleges that each of the director defendants breached their fiduciary duties to the Company and its shareholders by, among other things, ignoring indications of a lack of oversight at the Company and the existence of flawed business and accounting practices within the Company's Mexican and other operations; failing to have in place sufficient controls and procedures to monitor the Company's accounting practices; knowingly and recklessly disseminating and permitting to be disseminated, misleading information to shareholders and the investing public; and permitting the Company to engage in improper accounting practices. The plaintiffs further allege that each of the director defendants breached his/her duties of due care and diligence in the management and administration of the Company's affairs and grossly mismanaged or aided and abetted the gross mismanagement of the Company and its assets. The second amended complaint also asserts claims of negligence, negligent misrepresentation, breach of contract and breach of fiduciary duty against KPMG. Additionally, plaintiffs claim that KPMG is liable to Xerox for contribution, based on KPMG's share of the responsibility for any injuries or damages for which Xerox is held liable to plaintiffs in related pending securities class action litigation. On behalf of the Company, the plaintiffs seek a judgment declaring that the director defendants violated and/or aided and abetted the breach of their fiduciary duties to the Company and its shareholders; awarding the Company unspecified compensatory damages against the director defendants, individually and severally, together with pre-judgement and post-judgement interest at the maximum rate allowable by law; awarding the Company punitive damages against the director defendants; awarding the Company compensatory damages against KPMG; and awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys' and experts' fees. On December 16, 2002, the Company and the individual defendants answered the complaint. The individual defendants deny the wrongdoing alleged and intend to vigorously defend the litigation.

Pall v. Buehler, et al.: On May 16, 2002, a shareholder commenced a derivative action in the United States District Court for the District of Connecticut against KPMG. The Company was named as a nominal defendant. Plaintiff purported to bring this action derivatively in the right, and for the benefit, of the Company. He contended that he is excused from complying with the prerequisite to make a demand on the Xerox Board of Directors, and that such demand would be futile, because the directors are disabled from making a disinterested, independent decision about whether to prosecute this action. In the original complaint, plaintiff alleged that KPMG, the Company's former outside auditor, breached its duties of loyalty and due care owed to Xerox by repeatedly acquiescing in, permitting and aiding and abetting the manipulation of Xerox's accounting and financial records in order to improve the Company's publicly reported financial results. He further claimed that KPMG committed malpractice and breached its duty to use such skill, prudence and diligence as other members of the accounting profession commonly possess and exercise. Plaintiff claimed that as a result of KPMG's breaches of duties, the Company has suffered loss and damage. On May 29, 2002, plaintiff amended the complaint to add as defendants the present and certain former directors of the Company. He added claims against each of them for breach of fiduciary duty, and separate additional claims against the directors who are or were members of the Audit Committee of the Board of Directors, based upon the alleged failure, inter alia, to implement, supervise and maintain proper accounting systems, controls and practices. The amended derivative complaint demands a judgment declaring that the defendants have violated and/or aided and abetted the breach of fiduciary and professional duties to the Company and its shareholders; awarding the Company unspecified compensatory damages, together with pre-judgment and post-judgment interest at the maximum rate allowable by law; awarding the Company punitive damages; and awarding the plaintiff the costs and disbursements of the action, including reasonable attorneys' and experts' fees. On August 16, 2002, the individual defendants and Xerox filed a motion to dismiss the action. That motion is currently pending. The individual defendants deny the wrongdoing alleged and intend to vigorously defend the litigation.


Lerner v. Allaire, et al.: On June 6, 2002, a shareholder, Stanley Lerner, commenced a derivative action in the United States District Court for the District of Connecticut against Paul A. Allaire, William F. Buehler, Barry D. Romeril, Anne M. Mulcahy and G. Richard Thoman. The plaintiff purports to bring the action derivatively, on behalf of the Company, which is named as a nominal defendant. Previously, on June 19, 2001, Lerner made a demand on the Board of Directors to commence suit against certain officers and directors to recover unspecified damages and compensation paid to these officers and directors. In his demand, Lerner contended, inter alia, that management was aware since 1998 of material accounting irregularities and failed to take action and that the Company has been mismanaged. At its September 26, 2001 meeting, the Board of Directors appointed a special committee to consider, investigate and respond to the demand. In this action, plaintiff alleges that the individual defendants breached their fiduciary duties of care and loyalty by disguising the true operating performance of the Company through improper undisclosed accounting mechanisms between 1997 and 2000. The complaint alleges that the defendants benefited personally, through compensation and the sale of company stock, and either participated in or approved the accounting procedures or failed to supervise adequately the accounting activities of the Company. The plaintiff demands a judgment declaring that defendants intentionally breached their fiduciary duties to the Company and its shareholders; awarding unspecified compensatory damages to the Company against the defendants, individually and severally, together with pre-judgment and post-judgment interest; awarding the Company punitive damages; and awarding the plaintiff the costs and disbursements of the action, including reasonable attorneys' and experts' fees. On September 18, 2002, the individual defendants and Xerox filed a motion to dismiss the action, or alternatively to stay the action pending the disposition of In re Xerox Derivative Actions. That motion is currently pending. The individual defendants deny the wrongdoing alleged and intend to vigorously defend the litigation.

Other Matters:

Xerox Corporation v. 3Com Corporation, et al.: On April 28, 1997, we commenced an action against Palm for infringement of the Xerox "Unistrokes" handwriting recognition patent by the Palm Pilot using "Graffiti." On January 14, 1999, the U.S. Patent and Trademark Office ("PTO") granted the first of two 3Com/Palm requests for reexamination of the Unistrokes patent challenging its validity. The PTO concluded its reexaminations and confirmed the validity of all 16 claims of the original Unistrokes patent. On June 6, 2000, the judge narrowly interpreted the scope of the Unistrokes patent claims and, based on that narrow determination, found the Palm Pilot with Graffiti did not infringe the Unistrokes patent claims. On October 5, 2000, the Court of Appeals for the Federal Circuit reversed the finding of no infringement and sent the case back to the lower court to continue toward trial on the infringement claims. On December 20, 2001, the District Court granted our motions on infringement and for a finding of validity thus establishing liability. On December 21, 2001, Palm appealed to the CAFC. We moved for a trial on damages and an injunction or bond in lieu of injunction. The District Court denied our motion for a temporary injunction, but ordered a $50 bond to be posted to protect us against future damages until the trial. Palm issued a $50 irrevocable letter of credit in favor of Xerox. In January 2003, after the oral argument, Palm announced that it would stop including Graffiti in its future operating systems. On February 20, 2003, the Court of Appeals affirmed the infringement of the Unistrokes patent by Palm's handheld devices and that Xerox will be entitled to an injunction if the validity of the patent is favorably determined. It remanded the validity issues back to the District Court for further validity analysis.

Xerox Corporation v. Business Equipment Research & Test Laboratories, Inc. On July 9, 2002, the Company filed an action in U.S. District Court for the Western District of New York against Business Equipment Research & Test Laboratories, Inc. and one of its owners (collectively "BERTL") alleging libel per se, trade libel, tortious interference with prospective business relationship, unfair competition, breach of contract, violation of the federal Computer Fraud and Abuse Act, deceptive acts and practices and conversion. On December 11, 2002, Xerox filed an amended complaint, alleging the same claims with greater specificity. Xerox seeks unspecified damages, injunctive relief and a declaratory judgment that Xerox has not infringed BERTL's trademarks or copyrights, breached any agreement with BERTL or engaged in unfair competition. On January 24, 2003, BERTL filed its answer and sixteen counterclaims against Xerox Corporation and XCL, totaling $53; comprising $33 in compensatory damages and $20 in punitive damages in the aggregate. BERTL also moved to dismiss seven of Xerox's nine claims. BERTL's counterclaims against Xerox principally allege infringement of copyrights, appropriation of trade secrets, defamation and breach of contract. The Company and XCL deny any wrongdoing and intend to vigorously pursue the Company's claims and defend the counterclaims Based on the stage of the litigation, it is not possible to assess the probable outcome of the litigation, including the amount of any loss or range of possible loss that might result from an adverse ruling on the counterclaim in this matter.

U.S. Attorney's Office Investigation: As we announced on September 23, 2002, we learned that the U.S. attorney's office in Bridgeport, Conn., is conducting an investigation into matters relating to Xerox. We have not been advised by the U.S. attorney's office regarding the nature, scope or timing of the investigation. We are cooperating and providing documents, as requested.

Securities and Exchange Commission Investigation and Review: On April 1, 2002, we announced that we had reached a settlement with the SEC on the previously disclosed proposed allegations related to matters that had been under investigation since June 2000. As a result, on April 11, 2002, the SEC filed a complaint, which we simultaneously settled by consenting to the entry of an Order enjoining us from future violations of Section 17(a) of the Securities Act of 1933, Sections 10(b), 13(a) and 13(b) of the 1934 Act and Rules 10b-5, 12b-20, 13a-1, 13a-13 and 13b2-1 thereunder, requiring payment of a civil penalty of $10, and imposing other ancillary relief. We neither admitted nor denied the allegations of the complaint. The $10 civil penalty is included in Other Expenses, net in 2002 in the Consolidated Statement of Income. Under the terms of the settlement, in 2001 we restated our financial statements for the years 1997 through 2000.

As part of the settlement, a special committee of our Board of Directors has retained Michael H. Sutton, former Chief Accountant of the SEC, as an independent consultant to review our material accounting controls and policies. Mr. Sutton commenced his review in July 2002. On February 21, 2003, Mr. Sutton delivered his final report, together with observations and recommendations, to members of the special committee. According to the terms of the settlement, the special committee has 60 days to review the report and submit it to our full Board of Directors and the SEC. Within 60 days of that submission, the Board of Directors must report to the SEC the decisions taken as a result of the recommendations.

Other Matters: It is our policy to carefully investigate, often with the assistance of outside advisers, allegations of impropriety that may come to our attention. If the allegations are substantiated, appropriate prompt remedial action is taken, and where appropriate, public disclosure is made. In India, we have learned of certain improper payments made over a period of years in connection with sales to government customers by employees of our now majority-owned subsidiary in that country. This activity was terminated when we became aware of it. We have investigated the activity and reported it to the staff of the SEC and the Department of Justice, and are cooperating with their follow-up inquiries. In addition, various agencies of the Indian government are also investigating the issue. We do not believe that this matter will have any material impact on our consolidated financial statements. Separately, we learned that less than $200 thousand was misappropriated from our Indian subsidiary during early 2002 which was not properly reflected in our subsidiary's books. The matter is currently being investigated. Certain transactions of our unconsolidated South African affiliate that appear to have been improperly recorded as part of an effort to sell supplies outside of its authorized territory have been investigated and a report of the results has been received by the Board of Directors of the South African affiliate. Disciplinary actions have been taken, and the adjustments to our financial statements were not material. Following an investigation we have determined that certain inter-company and other balances in the local books and records of our majority-owned affiliate in Nigeria could not be substantiated. The Company's records did not reflect these amounts and the local books have been adjusted to be consistent with them. This adjustment has had no effect on our financial statements. This matter has been reported to the SEC and the Department of Justice. We are in the process of liquidating ("winding-up") this company in connection with the December 2002 sale of our interest in the Nigerian business to our local partner.

Note 16--Preferred Securities

As of December 31, 2002, we have four series of outstanding preferred securities. In total we are authorized to issue 22 million shares of cumulative preferred stock, $1 par value.

Convertible Preferred Stock: As more fully discussed in Note 13 to the Consolidated Financial Statements, in 1989 we sold 10 million shares of our Series B Convertible Preferred Stock ("ESOP Shares") for $785 in connection with the establishment of our ESOP. This debt was repaid in 2002. As employees with vested ESOP shares leave the Company, we redeem those shares. We have the option to settle such redemptions with either shares of common stock or cash, but have historically settled in common stock.

Outstanding preferred stock related to our ESOP at December 31, 2002 and 2001 follows (shares in thousands):

                                                                                  2002                 2001
                                                                                  ----                 ----
                                                                            Shares     Amount    Shares     Amount
                                                                            ------     ------    ------     ------
       Convertible Preferred Stock .......................................  7,023       $550      7,730      $605

Preferred Stock Purchase Rights: We have a shareholder rights plan designed to deter coercive or unfair takeover tactics and to prevent a person or persons from gaining control of us without offering a fair price to all shareholders. Under the terms of the plan, one-half of one preferred stock purchase right ("Right") accompanies each share of outstanding common stock. Each full Right entitles the holder to purchase from us one three-hundredth of a new series of preferred stock at an exercise price of $250. Within the time limits and under the circumstances specified in the plan, the Rights entitle the holder to acquire either our common stock, the stock of the surviving company in a business combination, or the stock of the purchaser of our assets, having a value of two times the exercise price. The Rights, which expire in April 2007, may be redeemed prior to becoming exercisable by action of the Board of Directors at a redemption price of $.01 per Right. The Rights are non-voting and, until they become exercisable, have no dilutive effect on the earnings per share or book value per share of our common stock.

Company-obligated, Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Subordinated Debentures of the Company: The components of Company-obligated, mandatorily redeemable preferred securities of subsidiary trusts holding solely subordinated debentures of the Company at December 31, 2002 and 2001 follow:

                                                               2002     2001
                                                               ----     ----
       Trust II ..........................................    $1,016   $1,005
       Trust I ...........................................       640      639
       Deferred Preferred Stock ..........................        45       43
                                                              ------   ------
           Total .........................................    $1,701   $1,687
                                                              ======   ======

Trust II: In 2001, Xerox Capital Trust II ("Capital II"), a trust sponsored and wholly-owned by us, issued 20.7 million 7.5 percent convertible trust preferred securities (the "Trust Preferred Securities") to investors for an aggregate liquidation amount of $1,035 and 0.6 million shares of common securities to us for an aggregate liquidation amount of $32. With the proceeds from these securities, Capital II purchased $1,067 aggregate principal amount of 7.5 percent convertible junior subordinated debentures due 2021 of Xerox Funding LLC II ("Funding"), a wholly-owned subsidiary of ours. With the proceeds from these securities, Funding purchased $1,067 aggregate principal amount of 7.5 percent convertible junior subordinated debentures due 2021 of the Company. Capital II's assets consist principally of Funding's debentures, and Funding's assets consist principally of our debentures. On a consolidated basis, we received net proceeds of $1,004, which was net of $31 of fees and expenses. The initial carrying value is being accreted to liquidation value through Minorities' interests in earnings of subsidiaries over three years to the earliest redemption date. As of December 31, 2002, the carrying value had accreted to $1,016. We used the net proceeds from the issuance of our debentures for general corporate purposes, including the payment of our indebtedness. Our debentures, along with those of Funding, and related income statement effects are eliminated in our consolidated financial statements. Distributions on the Trust Preferred Securities are charged, net of tax, to Minorities' interests in earnings of subsidiaries and, together with the accretion noted above, amounted to $54 after-tax ($89 pre-tax) and $2 after-tax ($4 pre-tax) in 2002 and 2001, respectively. We have effectively guaranteed, fully and unconditionally, on a subordinated basis, the payment and delivery by Funding, of all amounts due on the Funding debentures and the payment and delivery by Capital II of all amounts due on the Trust Preferred Securities, in each case to the extent required under the terms of the securities.

The Trust Preferred Securities accrue and pay cash distributions quarterly at a rate of 7.5 percent per annum of the stated liquidation amount of fifty dollars per trust preferred security. Concurrently, with the initial issuance of the Trust Preferred Securities, Funding issued 0.2 million common securities to us, for an aggregate liquidation amount of $229. Funding used the proceeds to purchase, and deposit with a pledge, trustee U.S. treasuries in order to secure Funding's obligations under its debentures through the distribution payment date (November 27, 2004). As of December 31, 2002 and 2001, the balance of these securities was $151 and $229, respectively, and is included in both Other current assets and Other long-term assets in the Consolidated Balance Sheets. The Trust Preferred Securities are convertible at any time, at the option of the investors, into 5.4795 shares of our common stock per Trust Preferred Security, subject to adjustment. The Trust Preferred Securities are mandatorily redeemable upon the maturity of the debentures on November 27, 2021 at fifty dollars per Trust Preferred Security plus accrued and unpaid distributions. Investors may require us to cause Capital II to purchase all or a portion of the Trust Preferred Securities on December 4, 2004, and November 27, 2006, 2008, 2011 and 2016 at a price of fifty dollars per Trust Preferred Security, plus accrued and unpaid distributions. In addition, if we undergo a change in control on or before December 4, 2004, investors may require us to cause Capital II to purchase all or a portion of the Trust Preferred Securities. In either case, the purchase price for such Trust Preferred Securities may be paid in cash or our common stock, or a combination thereof. If the purchase price or any portion thereof consists of common stock, investors will receive such common stock at a value of 95 percent of its then prevailing market price. Capital II may redeem all, but not part, of the Trust Preferred Securities for cash, prior to December 4, 2004, only if specified changes in tax and investment law occur, at a redemption price of 100 percent of their liquidation amount plus accrued and unpaid distributions. On or at anytime after December 4, 2004, Capital II may redeem all or a portion of the Trust Preferred Securities for cash at declining redemption prices, with an initial redemption price of 103.75 percent of their liquidation amount.

Trust I: In 1997, a trust that we sponsored and wholly-own, issued $650 aggregate liquidation amount of preferred securities (the "Original Preferred Securities") to investors and 20,103 shares of common securities to us. The proceeds were invested by the trust in $670 aggregate principal amount of our then newly issued 8 percent Junior Subordinated Debentures due 2027 (the "Original Debentures"). Pursuant to a registration statement that we, along with the trust, filed with the Securities and Exchange Commission in 1997, the Original Preferred Securities, with an aggregate liquidation preference amount of $644, and the Original Debentures with a principal amount of $644, were exchanged for a like amount of preferred securities (together with the Original Preferred Securities, the "Preferred Securities") and 8 percent Junior Subordinated Debentures due 2027 (together with the Original Debentures, the "Debentures") which were registered under the Securities Act of 1933. The Debentures represent all the assets of the trust. The Debentures and related income statement effects are eliminated in our consolidated financial statements.

The Preferred Securities accrue and pay cash distributions semiannually at a rate of 8 percent per annum of the stated liquidation amount of one thousand dollars per Preferred Security. These distributions are recorded in Minorities' interests in earnings of subsidiaries in the Consolidated Statements of Income. We have guaranteed (the "Guarantee"), on a subordinated basis, distributions and other payments due on the Preferred Securities. The Guarantee and our obligations under the Debentures and in the indenture pursuant to which the Debentures were issued and our obligations under the Amended and Restated Declaration of Trust governing the trust, taken together, provide a full and unconditional guarantee of amounts due on the Preferred Securities.

The Preferred Securities are mandatorily redeemable upon the maturity of the Debentures on February 1, 2027, or earlier to the extent of any redemption by us of any Debentures. The redemption price in either such case will be one thousand dollars per share plus accrued and unpaid distributions to the date fixed for redemption. Total net proceeds were $637, net of $13 in fees and expenses. The initial carrying value is being accreted to liquidation value over the remaining term. As of December 31, 2002 and 2001 the initial carrying value had accreted to $640 and $639, respectively.

Deferred Preferred Stock: In 1996, a subsidiary of ours issued 2 million deferred preferred shares for Canadian (Cdn.) $50 ($37 U.S.). These shares are mandatorily redeemable on February 28, 2006 for Cdn. $90 (equivalent to $57 U.S. at December 31, 2002). The difference between the redemption amount and the proceeds from the issue is being amortized on a straight-line basis, through the redemption date, to Minorities' interests in earnings of subsidiaries in the Consolidated Statements of Income. As of December 31, 2002, $12 remained to be amortized. We have guaranteed the redemption value.

Note 17--Common Stock

We have 1.75 billion authorized shares of common stock, $1 par value after shareholders approved an increase of 0.7 billion shares on September 9, 2002. At December 31, 2002 and 2001, 127 million and 113 million shares, respectively, were reserved for issuance under our incentive compensation plans. In addition, at December 31, 2002, 57 million common shares were reserved for the conversion of convertible debt, 36 million common shares were reserved for conversion of ESOP-related Convertible Preferred Stock and 113 million common shares were reserved for the conversion of Convertible Trust Preferred Securities.


Stock Option and Long-term Incentive Plans: In October 2002, we adopted the additional disclosure provisions of SFAS No. 148. See Note 1 for further discussion. We have a long-term incentive plan whereby eligible employees may be granted non-qualified stock options, shares of common stock (restricted or unrestricted) and performance/incentive unit rights. Beginning in 1998 and subject to vesting and other requirements, performance/incentive unit rights are typically paid in our common stock. The value of each performance/ incentive unit is based on the growth in earnings per share during the year in which granted. Performance/ incentive units ratably vest in the three years after the year awarded. Compensation expense recorded for performance/incentive units at December 31, 2000 was $5. No amounts were recorded in 2002 and 2001 as the required 2000 performance/incentive measures were not met. This plan was discontinued in 2001.

We granted 1.6 million, 1.9 million and 0.4 million shares of restricted stock to key employees for the years ended December 31, 2002, 2001 and 2000, respectively. No monetary consideration is paid by employees who receive restricted shares. Compensation expense for restricted grants is based upon the grant date market price and is recorded over the vesting period which on average ranges from one to three years. Compensation expense recorded for restricted grants was $17, $15 and $18 in 2002, 2001 and 2000, respectively.


Stock options and rights are settled with newly issued or, if available, treasury shares of our common stock. Stock options generally vest in three years and expire between eight and ten years from the date of grant. The exercise price of the options is equal to the market value of our common stock on the effective date of grant.


At December 31, 2002 and 2001, 43.2 million and 39.7 million shares, respectively, were available for grant of options or rights. The following table provides information relating to the status of, and changes in, options granted:

                                                                  2002                   2001                       2000
                                                                  ----                   ----                       ----
                                                                         Average             Average              Average
                                                              Stock      Option     Stock     Option     Stock     Option
Employee Stock Options                                       Options     Price     Options    Price     Options     Price
----------------------                                       -------     -----     -------    -----     -------    ------
Outstanding at January 1 ..............................       68,829      $29       58,233      $35       43,388      $42
Granted ...............................................       14,286       10       15,085        5       19,338       22
Cancelled .............................................       (5,668)      34       (4,479)      28       (4,423)      38
Exercised .............................................         (598)       5          (10)       5          (70)      22
                                                              ------                ------               -------
Outstanding at December 31 ............................       76,849       26       68,829       29       58,233       35
                                                              ------                ------               -------
Exercisable at end of year ............................       45,250                36,388                23,346
                                                              ------                ------               -------

Options outstanding and exercisable at December 31, 2002 were as follows:

                                                            Options Outstanding                   Options Exercisable
                                                            -------------------                   -------------------
                                                        Weighted
                                      Number        Average Remaining     Weighted Average     Number      Weighted Average
Range of Exercise Prices            Outstanding     Contractual Life      Exercise Price     Exercisable    Exercise Price
------------------------            -----------     ----------------      --------------     -----------    --------------
$4.75 to $6.98 ...................     12,730             8.16                 $4.85            3,983             $4.76
7.13 to 10.69 ....................     14,554             8.97                 10.12              252              7.78
10.72 to 15.27 ...................        468             7.59                 12.87              164             14.68
16.91 to 23.25 ...................     18,982             5.37                 21.51           15,025             21.44
25.81 to 36.70 ...................     11,668             4.13                 31.29            8,861             32.94
41.72 to 60.95 ...................     18,447             4.34                 52.99           16,965             53.47
                                       ------                                                  ------
$4.75 to $60.95 ..................     76,849             6.09                $25.58           45,250            $34.13
                                       ------                                                  ------

Note 18--Earnings Per Share

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

When computing diluted EPS, we are required to assume conversion of the ESOP preferred shares into common stock if we are profitable. The conversion guarantees that each ESOP preferred share be converted into shares worth a minimum value of $78.25. As long as our common stock price is above $13.04 per share, the conversion ratio is 6 to 1. As our share price falls below this amount, the conversion ratio increases.

A reconciliation of the numerators and denominators of the basic and diluted EPS calculation follows:

                                            2002                              2001                               2000
                                            ----                              ----                               ----
                                                   Per-Share     (Loss)                Per-Share     (Loss)               Per-Share
                               Income     Shares    Amount       Income      Shares     Amount       Income     Shares     Amount
                               ------     ------    ------       ------      ------     ------       ------     ------     ------
                                                                     (Shares in thousands)
Basic EPS
  Net income (loss) before
    cumulative effect
    of change in
    accounting principle ...   $  154                            $  (92)                             $ (273)
  Accrued dividends on
    preferred stock, net ...      (73)                              (12)                                (46)
                               ------               ------       ------     --------    ------       ------                ------
Basic EPS before
  cumulative effect of
  change in accounting
  principle ................   $   81     731,280   $ 0.11       $ (104)     704,181    $(0.15)      $ (319)     667,581   $(0.48)
Cumulative effect of
  change in accounting
  principle ................      (63)    731,280    (0.09)          (2)     704,181        --           --
                               ------               ------       ------                 ------       ------                ------
Basic EPS ..................   $   18     731,280     0.02       $ (106)     704,181    $(0.15)      $ (319)     667,581   $(0.48)
                               ======               ======       ======                 ======       ======                ======
Diluted EPS before
  cumulative effect of
  change in accounting
   principle ...............   $   81     807,144   $ 0.10       $ (104)     704,181    $(0.15)      $ (319)     667,581   $(0.48)
Cumulative effect of
  change in accounting
  principle ................      (63)    807,144    (0.08)          (2)     704,181        --           --
                               ------               ------       ------                 ------       ------                ------
Diluted EPS ................   $   18     807,144   $ 0.02       $ (106)     704,181    $(0.15)      $ (319)     667,581   $(0.48)
                               ======               ======       ======                 ======       ======                ======

A reconciliation of the individual weighted average shares outstanding was as follows:

                                                            2002             2001              2000
                                                            ----             ----              ----
Weighted -average common shares outstanding:
     Basic                                                 731,280         704,181            667,581
        Stock options                                        5,401               -                  -
        ESOP Preferred stock                                70,463               -                  -
                                                          --------        --------           --------
     Diluted                                               807,144         704,181            667,581
                                                          ========        ========           ========

The 2002, 2001 and 2000 computation of diluted loss per share did not include the effects of 63, 69 and 58 million issued and outstanding stock options, respectively, because either: i) their respective exercise prices were greater than the corresponding market value per share of our common stock or ii) where the respective exercise prices were less than the corresponding market value per share of our common stock, the inclusion of such options would have been anti-dilutive.

In addition, the following securities that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because to do so would have been anti-dilutive for 2002, 2001 and 2000 (in thousands of shares):

                                                                                          2002       2001       2000
                                                                                          ----       ----       ----
     Convertible preferred stock .....................................................        --    78,473     50,605
     Mandatorily redeemable preferred securities--Trust II ...........................   113,426   113,426         --
     3.625% Convertible subordinated debentures ......................................     7,129     7,129      7,903
     Other convertible debt ..........................................................     1,992     1,992      5,287
                                                                                         -------   -------     ------
         Total .......................................................................   122,547   201,020     63,795
                                                                                         =======   =======     ======

Note 19--Financial Statements of Subsidiary Guarantors

As indicated in Note 11, in January 2002, we completed an unregistered offering in the U.S. ($600) and Europe ((euro)225) of 9.75 percent senior notes (the "Senior Notes") due in 2009.

The Senior Notes are guaranteed by certain of our subsidiaries (the "Subsidiary Guarantees"), including Palo Alto Research Center Incorporated, Talegen Holdings, Inc., Xerox Credit Corporation, Xerox Export, LLC, Xerox Finance, Inc., Xerox Financial Services, Inc., Xerox Imaging Systems, Inc., Xerox International Joint Marketing, Inc., Xerox Latin-American Holdings, Inc., and Xerox Connect, Inc (the "Guarantor Subsidiaries"). The Subsidiary Guarantees provide that each Guarantor Subsidiary will fully and unconditionally guarantee the obligations of Xerox Corporation ("the Parent Company") under the Senior Notes on a joint and several basis. Each Subsidiary Guarantor is wholly-owned by the Parent Company. The following supplemental financial information sets forth, on a condensed consolidating basis, the balance sheets, statements of income and statements of cash flows for the Parent Company, the Guarantor Subsidiaries, the Non-Guarantor Subsidiaries and total consolidated Xerox Corporation and subsidiaries as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000.

                  Condensed Consolidating Statements of Income
                      For the Year Ended December 31, 2002

                                                                                                 Non-
                                                                  Parent      Guarantor       Guarantor                     Total
                                                                 Company    Subsidiaries    Subsidiaries   Eliminations    Company
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Revenues
   Sales                                                        $  3,396    $         62    $      3,294   $          -    $ 6,752
   Service, outsourcing and rentals                                4,589              71           3,437              -      8,097
   Finance income                                                    294             276             530           (100)     1,000
   Intercompany revenues                                             327              29             484           (840)         -
----------------------------------------------------------------------------------------------------------------------------------
Total Revenues                                                     8,606             438           7,745           (940)    15,849
----------------------------------------------------------------------------------------------------------------------------------
Costs and Expenses
   Cost of sales                                                   2,019              50           2,282           (154)     4,197
   Cost of service, outsourcing and rentals                        2,507              51           1,986            (14)     4,530
   Equipment financing interest                                      119             128             254           (100)       401
   Intercompany cost of sales                                        294               3             379           (676)         -
   Research and development expenses                                 804              47              78            (12)       917
   Selling, administrative and general expenses                    2,607              47           1,783              -      4,437
   Restructuring and asset impairment charges                         95               1             574              -        670
   Other expenses (income), net                                      255             (44)            234              -        445
----------------------------------------------------------------------------------------------------------------------------------
Total Costs and Expenses                                           8,700             283           7,570           (956)    15,597
----------------------------------------------------------------------------------------------------------------------------------
Income (Loss) before Income Taxes (Benefits), Equity
   Income, Minorities' Interests and Cumulative Effect of
   Change in Accounting Principle                                    (94)            155             175             16        252
   Income taxes (benefits)                                           (17)             70               1              6         60
----------------------------------------------------------------------------------------------------------------------------------
Income (Loss) before Equity Income, Minorities' Interests            (77)             85             174             10        192
   and Cumulative Effect of Change in Accounting Principle
   Equity in net income of unconsolidated affiliates                  (6)             12              53             (5)        54
   Equity in net income of consolidated affiliates                   237               -               -           (237)         -
   Minorities' interests in earnings of subsidiaries                   -               -               -            (92)       (92)
----------------------------------------------------------------------------------------------------------------------------------
Income (Loss) before Cumulative Effect of Change in
   Accounting Principle                                              154              97             227           (324)       154
   Cumulative effect of change in accounting principle                63               -             (62)            62        (63)
----------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                               $     91    $         97    $        165   $       (262)   $    91
----------------------------------------------------------------------------------------------------------------------------------
==================================================================================================================================

                     Condensed Consolidating Balance Sheets
                             As of December 31, 2002

                                                               Parent        Guarantor   Non-Guarantor                   Total
                                                               Company     Subsidiaries  Subsidiaries   Eliminations    Company
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
 Assets
   Cash and cash equivalents                                  $    1,672   $        13   $      1,202   $         -   $     2,887
   Accounts receivable, net                                          714            20          1,338             -         2,072
   Billed portion of finance receivables, net                        341             -            223             -           564
   Finance receivables, net                                          392           374          2,322             -         3,088
   Inventories                                                       683             3            544            (8)        1,222
   Other current assets                                              554           285            413           (66)        1,186
---------------------------------------------------------------------------------------------------------------------------------
         Total Current Assets                                      4,356           695          6,042           (74)       11,019
---------------------------------------------------------------------------------------------------------------------------------

   Finance receivables, due after one year, net                      712           651          3,990             -         5,353
   Equipment on operating leases, net                                209             -            265           (15)          459
   Land, buildings and equipment, net                              1,058            13            686             -         1,757
   Investments in affiliates, at equity                               32            41            555             -           628
   Investments in and advances to consolidated subsidiaries        7,842             -            686        (8,528)            -
   Other long-term assets                                          1,412           737          2,168             1         4,318
   Intangible assets, net                                            360             -              -             -           360
   Goodwill                                                          491           296            777             -         1,564
---------------------------------------------------------------------------------------------------------------------------------
         Total Assets                                         $   16,472   $     2,433   $     15,169   $    (8,616)  $    25,458
---------------------------------------------------------------------------------------------------------------------------------
Liabilities and Equity
   Short-term debt and current portion of long-term debt      $    1,880   $       410   $      2,087   $         -   $     4,377
   Accounts payable                                                  447             7            385             -           839
   Other current liabilities                                         793           370          1,268           140         2,571
---------------------------------------------------------------------------------------------------------------------------------
         Total Current Liabilities                                 3,120           787          3,740           140         7,787
---------------------------------------------------------------------------------------------------------------------------------
    Long-term debt                                                 4,791         1,442          3,561             -         9,794
    Intercompany payables, net                                     3,304        (3,097)          (194)          (13)            -
    Other long-term liabilities                                    2,856             7            832             7         3,702
---------------------------------------------------------------------------------------------------------------------------------
         Total Liabilities                                        14,071          (861)         7,939           134        21,283
---------------------------------------------------------------------------------------------------------------------------------
    Minorities' interest in equity of subsidiaries                     -             -              -            73            73
    Company-obligated, mandatorily redeemable preferred
      securities of subsidiary trusts holding solely
      subordinated debentures of the Company                           -             -          1,701             -         1,701
    Preferred stock                                                  550             -              -             -           550
    Deferred ESOP benefits                                           (42)            -              -             -           (42)
    Common stock, including additional paid-in capital             2,739         2,632          4,995        (7,627)        2,739
    Retained earnings                                              1,025           665          2,181        (2,846)        1,025
    Accumulated other comprehensive loss                          (1,871)           (3)        (1,647)        1,650        (1,871)
---------------------------------------------------------------------------------------------------------------------------------
         Total Liabilities and Equity                         $   16,472   $     2,433   $     15,169   $    (8,616)  $    25,458
=================================================================================================================================

                Condensed Consolidating Statements of Cash Flows
                      For the Year Ending December 31, 2002

                                                                  Parent       Guarantor    Non-Guarantor   Total
                                                                  Company    Subsidiaries   Subsidiaries   Company
--------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) operating activities           $    2,761   $       155    $     (1,040)  $  1,876
  Net cash (used in) provided by investing activities               (1,667)        1,664             200        197
  Net cash (used in) provided by financing activities               (1,836)       (1,807)            351     (3,292)
  Effect of exchange rate changes on cash and cash equivalents           -             -             116        116
                                                                ----------   -----------    ------------   ---------
  Decrease (increase) in cash and cash equivalents                    (742)           12            (373)    (1,103)
  Cash and cash equivalents at beginning of year                     2,414             1           1,575      3,990
                                                                ----------   -----------    ------------   ---------
  Cash and cash equivalents at end of year                      $    1,672   $        13    $      1,202   $  2,887
                                                                ==========   ===========    ============   =========

                  Condensed Consolidating Statements of Income
                      For the Year Ended December 31, 2001

                                                                                               Non-
                                                                 Parent      Guarantor       Guarantor                      Total
                                                                Company    Subsidiaries    Subsidiaries    Eliminations    Company
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
 Revenues
   Sales                                                       $   3,765    $       213    $      3,465    $         -   $    7,443
   Service, outsourcing and rentals                                4,783             70           3,583              -        8,436
   Finance income                                                    248            400             481              -        1,129
   Intercompany revenues                                             386              9           1,082         (1,477)           -
------------------------------------------------------------------------------------------------------------------------------------
 Total Revenues                                                    9,182            692           8,611         (1,477)      17,008
------------------------------------------------------------------------------------------------------------------------------------
 Costs and Expenses
   Cost of sales                                                   2,429            198           2,696           (153)       5,170
   Cost of service, outsourcing and rentals                        2,716             73           2,112            (21)       4,880
   Equipment financing interest                                      (60)           314             203              -          457
   Intercompany cost of sales                                        344              8             921         (1,273)           -
   Research and development expenses                                 930              -              80            (13)         997
   Selling, administrative and general expenses                    2,664             53           2,011              -        4,728
   Restructuring and asset impairment charges                        329              -             386              -          715
   Gain on sale of half of interest in Fuji Xerox                     26              -            (799)             -         (773)
   Gain on affiliate's sale of stock                                  (4)             -               -              -           (4)
   Other (income) expenses, net                                      (62)           (31)            537              -          444
------------------------------------------------------------------------------------------------------------------------------------
 Total Costs and Expenses                                          9,312            615           8,147         (1,460)      16,614
------------------------------------------------------------------------------------------------------------------------------------
 (Loss) Income before Income Taxes (Benefits), Equity
   Income, Minorities' Interests and Cumulative Effect of
   Change in Accounting Principle                                   (130)            77             464            (17)         394
   Income taxes (benefits)                                          (129)            45             588             (7)         497
------------------------------------------------------------------------------------------------------------------------------------
 Income (Loss) before Equity Income, Minorities' Interests
   and Cumulative Effect of Change in Accounting Principle            (1)            32            (124)           (10)        (103)
   Equity in net income of unconsolidated affiliates                  (7)            10              46              4           53
   Equity in net income of consolidated affiliates                   (84)             -               -             84            -
   Minorities' interests in earnings of subsidiaries                   -              -               -            (42)         (42)
------------------------------------------------------------------------------------------------------------------------------------
 Income (Loss) before Cumulative Effect of Change in
   Accounting Principle                                              (92)            42             (78)            36          (92)
   Cumulative effect of change in accounting principle                (2)            (3)              -              3           (2)
------------------------------------------------------------------------------------------------------------------------------------
 Net Income (Loss)                                             $     (94)   $        39    $        (78)   $        39   $      (94)
====================================================================================================================================

                     Condensed Consolidating Balance Sheets
                             As of December 31, 2001

                                                                                                Non-
                                                                  Parent      Guarantor      Guarantor                       Total
                                                                 Company    Subsidiaries   Subsidiaries   Eliminations      Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Assets
   Cash and cash equivalents                                  $    2,414    $          1   $      1,575   $          -     $  3,990
   Accounts receivable, net                                          598              19          1,279              -        1,896
   Billed portion of finance receivables, net                        357               -            227              -          584
   Finance receivables, net                                          288           1,039          2,011              -        3,338
   Inventories                                                       703               2            651              8        1,364
   Other current assets                                              746             366            349            (33)       1,428
-----------------------------------------------------------------------------------------------------------------------------------
         Total Current Assets                                      5,106           1,427          6,092            (25)      12,600
-----------------------------------------------------------------------------------------------------------------------------------

   Finance receivables, due after one year, net                      415           1,798          3,543              -        5,756
   Equipment on operating leases, net                                302               -            534            (32)         804
   Land, buildings and equipment, net                              1,188               4            807              -        1,999
   Investments in affiliates, at equity                               74              26            532              -          632
   Investments in and advances to consolidated subsidiaries        6,964               -            471         (7,435)           -
   Other long-term assets                                          1,102             712          2,138              -        3,952
   Intangible assets, net                                            443               -             14              -          457
   Goodwill                                                          498             296            651              -        1,445
-----------------------------------------------------------------------------------------------------------------------------------
         Total Assets                                         $   16,092    $      4,263   $     14,782   $     (7,492)    $ 27,645
-----------------------------------------------------------------------------------------------------------------------------------
Liabilities and Equity
   Short-term debt and current portion of long-term debt      $    2,490    $      1,764   $      2,383   $          -     $  6,637
   Accounts payable                                                  353               6            345              -          704
   Other current liabilities                                         591             369          1,651             35        2,646
-----------------------------------------------------------------------------------------------------------------------------------
         Total Current Liabilities                                 3,434           2,139          4,379             35        9,987
-----------------------------------------------------------------------------------------------------------------------------------
   Long-term debt                                                  4,973           1,766          3,368              -       10,107
   Intercompany payables, net                                      2,619          (2,860)           260            (19)           -
   Other long-term liabilities                                     2,799              51            672              2        3,524
-----------------------------------------------------------------------------------------------------------------------------------
         Total Liabilities                                        13,825           1,096          8,679             18       23,618
-----------------------------------------------------------------------------------------------------------------------------------
   Minorities' interest in equity of subsidiaries                      -               -              -             73           73
   Company-obligated, mandatorily redeemable preferred
      securities of subsidiary trusts holding solely
      subordinated debentures of the Company                           -               -          1,687              -        1,687
   Preferred stock                                                   605               -              -              -          605
   Deferred ESOP benefits                                           (135)              -              -              -         (135)
   Common stock, including additional paid-in capital              2,622           2,605          2,075         (4,680)       2,622
   Retained earnings                                               1,008             573          4,085         (4,658)       1,008
   Accumulated other comprehensive loss                           (1,833)            (11)        (1,744)         1,755       (1,833)
-----------------------------------------------------------------------------------------------------------------------------------
         Total Liabilities and Equity                         $   16,092    $      4,263    $    14,782   $     (7,492)    $ 27,645
===================================================================================================================================

                Condensed Consolidating Statements of Cash Flows
                      For the Year Ending December 31, 2001

                                                                                                Non-
                                                                  Parent      Guarantor      Guarantor     Total
                                                                 Company    Subsidiaries   Subsidiaries   Company
--------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) operating activities          $   3,603    $          4   $     (2,041)  $    1,566
  Net cash (used in) provided by investing activities             (1,545)          1,235          1,183          873
  Net cash provided by (used in) financing activities               (641)         (1,233)         1,685         (189)
  Effect of exchange rate changes on cash and cash equivalents         -               -            (10)         (10)
                                                               ---------    ------------   ------------   ----------
  Increase (decrease) in cash and cash equivalents                 1,417               6            817        2,240
  Cash and cash equivalents at beginning of year                     997              (5)           758        1,750
                                                               ---------    ------------   ------------   ----------
  Cash and cash equivalents at end of year                     $   2,414    $          1   $      1,575   $    3,990
                                                               =========    ============   ============   ==========

                  Condensed Consolidating Statements of Income
                      For the Year Ended December 31, 2000

                                                                                                Non-
                                                                 Parent      Guarantor       Guarantor                     Total
                                                                 Company   Subsidiaries    Subsidiaries   Eliminations    Company
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Revenues
   Sales                                                      $    4,173   $        272    $      4,394   $          -    $   8,839
   Service, outsourcing and rentals                                4,834             81           3,835              -        8,750
   Finance income                                                    205            441             516              -        1,162
   Intercompany revenues                                             467             10             994         (1,471)           -
-----------------------------------------------------------------------------------------------------------------------------------
Total Revenues                                                     9,679            804           9,739         (1,471)      18,751
-----------------------------------------------------------------------------------------------------------------------------------
Costs and Expenses
   Cost of sales                                                   2,628            254           3,345           (147)       6,080
   Cost of service, outsourcing and rentals                        2,863             84           2,227            (21)       5,153
   Equipment financing interest                                      (22)           290             230              -          498
   Intercompany cost of sales                                        455             10             875         (1,340)           -
   Research and development expenses                                 951              -             127            (14)       1,064
   Selling, administrative and general expenses                    2,930             69           2,519              -        5,518
   Restructuring and asset impairment charges                        274              3             198              -          475
   Gain on sale of China operations                                 (119)             -             (81)             -         (200)
   Gain on sale of affiliates stock                                  (21)             -               -              -          (21)
   Other (income) expenses, net                                      (52)             2             595              6          551
-----------------------------------------------------------------------------------------------------------------------------------
Total Costs and Expenses                                           9,887            712          10,035         (1,516)      19,118
-----------------------------------------------------------------------------------------------------------------------------------
(Loss) Income before Income Taxes (Benefits), Equity Income
   and Minorities' Interests                                        (208)            92            (296)            45         (367)
   Income taxes (benefits)                                          (236)            61              88             17          (70)
-----------------------------------------------------------------------------------------------------------------------------------
(Loss) Income before Equity Income and Minorities'
   Interests                                                          28             31            (384)            28         (297)
   Equity in net income of unconsolidated affiliates                 (24)             8              78              4           66
   Equity in net income of consolidated affiliates                  (277)             -               -            277            -
   Minorities' interests in earnings of subsidiaries                   -              -               -            (42)         (42)
-----------------------------------------------------------------------------------------------------------------------------------
Net (Loss) Income                                             $     (273)  $         39    $       (306)  $        267    $    (273)
===================================================================================================================================

                Condensed Consolidating Statements of Cash Flows
                      For the Year Ending December 31, 2000

                                                                                                Non
                                                                  Parent      Guarantor      Guarantor       Total
                                                                 Company    Subsidiaries   Subsidiaries     Company
--------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) operating activities           $ (1,073)   $         76   $      1,204   $      207
  Net cash (used in) provided by investing activities                (99)           (624)          (132)        (855)
  Net cash provided by (used in) financing activities              2,151             545           (441)       2,255
  Effect of exchange rate changes on cash and cash equivalents         -               -             11           11
                                                                --------    ------------   ------------   ----------
  Increase (decrease) in cash and cash equivalents                   979              (3)           642        1,618
  Cash and cash equivalents at beginning of year                      18              (2)           116          132
                                                                --------    ------------   ------------   ----------
  Cash and cash equivalents at end of year                      $    997    $         (5)  $        758   $    1,750
                                                                ========    ============   ============   ==========

                   QUARTERLY RESULTS OF OPERATIONS (Unaudited)
                       In millions, except per-share data

                                                                               First     Second      Third     Fourth      Full
                                                                              Quarter    Quarter    Quarter    Quarter     Year
2002/(1)/                                                                     -------    -------    -------    -------     ----
Revenues .................................................................    $3,858     $3,952     $3,793     $4,246     $15,849
Costs and Expenses/(3)/...................................................     3,919      3,791      3,617      4,270      15,597
                                                                              ------     ------     ------     ------     -------
(Loss) Income before Income Taxes (Benefits), Equity Income,
   Minorities' Interests and Cumulative Effect of Change in
   Accounting Principle ..................................................       (61)       161        176        (24)        252
Income taxes (benefits) ..................................................       (23)        64         77        (58)         60
Equity in net income of unconsolidated affiliates ........................        11         15         17         11          54
Minorities' interests in earnings of subsidiaries ........................       (24)       (25)       (17)       (26)        (92)
(Loss) Income before Cumulative Effect of Change in
   Accounting Principle ..................................................       (51)        87         99         19         154
Cumulative effect of change in accounting principle ......................       (63)        --         --         --         (63)
                                                                              ------     ------     ------     ------     -------
Net (Loss) Income ........................................................    $ (114)    $   87     $   99     $   19     $    91
                                                                              ======     ======     ======     ======     =======
Basic (Loss) Earnings per share before Cumulative Effect of Change in
   Accounting Principle ..................................................    $(0.07)    $ 0.12     $ 0.05     $ 0.01     $  0.11
                                                                              ======     ======     ======     ======     =======
Basic (Loss) Earnings per Share/(2)/.....................................     $(0.16)    $ 0.12     $ 0.05     $ 0.01     $  0.02
                                                                              ======     ======     ======     ======     =======
Diluted (Loss) Earnings per Share before Cumulative Effect of Change in
   Accounting Principle ..................................................    $(0.07)    $ 0.11     $ 0.04     $ 0.01     $  0.10
                                                                              ======     ======     ======     ======     =======
Diluted (Loss) Earnings per Share/(2)/....................................    $(0.16)    $ 0.11     $ 0.04     $ 0.01     $  0.02
                                                                              ======     ======     ======     ======     =======
2001
Revenues .................................................................    $4,291     $4,283     $4,052     $4,382     $17,008
Costs and Expenses/(3)//(4)/ .............................................     3,626      4,535      4,157      4,296      16,614
                                                                              ------     ------     ------     ------     -------
Income (Loss) before Income Taxes (Benefits), Equity Income,
   Minorities' Interests and Cumulative Effect of Change in
   Accounting Principle ..................................................       665       (252)      (105)        86         394
Income taxes (benefits) ..................................................       437       (124)       (45)       229         497
Equity in net income of unconsolidated affiliates ........................         3         31         --         19          53
Minorities' interests in earnings of subsidiaries ........................        (7)       (10)        (9)       (16)        (42)
Income (Loss) before Cumulative Effect of Change in
   Accounting Principle ..................................................       224       (107)       (69)      (140)        (92)
Cumulative effect of change in accounting principle ......................        (2)        --         --         --          (2)
                                                                              ------     ------     ------     ------     -------
Net Income (Loss) ........................................................    $  222     $ (107)    $  (69)    $ (140)    $   (94)
                                                                              ======     ======     ======     ======     =======
Basic Earnings (Loss) per Share/(2)/......................................    $ 0.31     $(0.15)    $(0.10)    $(0.19)    $ (0.15)
                                                                              ======     ======     ======     ======     =======
Diluted Earnings (Loss) per Share/(2)/....................................    $ 0.28     $(0.15)    $(0.10)    $(0.19)    $ (0.15)
                                                                              ======     ======     ======     ======     =======

/(1)/ The amounts reported above have been revised from the amounts originally included in the Form 10-Qs to reflect the correction of interest expense as reported in a Form 8-K filed on December 20, 2002. The pre-tax amounts were adjusted to increase expenses by $8 for the first quarter, $9 for the second quarter and $10 for the third quarter and increase net loss by $5 for the first quarter and reduce net income by $6 for the second and third quarters.

/(2)/ The sum of quarterly (loss) earnings per share may differ from the full-year amounts due to rounding, or in the case of diluted earnings per share, because securities that are anti-dilutive in certain quarters may not be anti-dilutive on a full-year basis.

/(3)/ Costs and expenses included restructuring and asset impairment charges of $146, $53, $63 and $408 for the first, second, third and fourth quarters of 2002, respectively. Restructuring and asset impairment charges of $129, $295, $63 and $228 were incurred in the corresponding four quarters of 2001, respectively.

/(4)/ Costs and expenses for the first quarter of 2001 included gains on the sale of half our interest in Fuji Xerox of $769.

                              FIVE YEARS IN REVIEW

                                                                   2002        2001/(2)/       2000         1999         1998
                                                                   ----        ---------       ----         ----         ----
                                                                          (Dollars in millions, except per-share data)
Per-Share Data/(1)/
Earnings (Loss) from continuing operations/(1)/
    Basic/(1)/ ...............................................  $    0.02      $  (0.15)     $  (0.48)   $   1.20     $  (0.32)
    Diluted/(1)/ .............................................       0.02         (0.15)        (0.48)       1.17        (0.32)
Common dividends declared ....................................       --            0.05          0.65        0.80         0.72
Operations
Revenues .....................................................  $  15,849      $ 17,008      $ 18,751    $ 18,995     $ 18,777
    Sales ....................................................      6,752         7,443         8,839       8,967        8,996
    Service, outsourcing, and rentals ........................      8,097         8,436         8,750       8,853        8,742
    Finance Income ...........................................      1,000         1,129         1,162       1,175        1,039
Research and development expenses ............................        917           997         1,064       1,020        1,045
Selling, administrative and general expenses .................      4,437         4,728         5,518       5,204        5,314
Income (Loss) from continuing operations/(1)/ ................         91           (94)         (273)        844           23
Net income (loss)/(1)/ .......................................         91           (94)         (273)        844         (167)
Financial Position
Cash and cash equivalents ....................................  $   2,887      $  3,990      $  1,750    $    132     $     79
Accounts and finance receivables, net ........................     11,077        11,574        13,067      13,487       13,272
Inventories ..................................................      1,222         1,364         1,983       2,344        2,554
Equipment on operating leases, net ...........................        459           804         1,266       1,423        1,650
Land, buildings and equipment, net ...........................      1,757         1,999         2,527       2,458        2,366
Investment in discontinued operations ........................        728           749           534       1,130        1,669
Total assets .................................................     25,458        27,645        28,253      27,803       27,775
Consolidated capitalization
    Short-term debt and current portion of long-term debt ....      4,377         6,637         3,080       4,626        4,221
    Long-term debt ...........................................      9,794        10,107        15,557      11,521       11,104
                                                                ---------      --------      --------    --------     --------
         Total debt ..........................................     14,171        16,744        18,637      16,147       15,325
    Minorities' interests in equity of subsidiaries ..........         73            73            87          75           81
    Obligation for equity put options                                --            --              32        --           --
    Company-obligated, mandatorily redeemable preferred
      securities of subsidiary trusts holding solely
      subordinated debentures of the Company .................      1,701         1,687           684         681          679
    Preferred stock ..........................................        550           605           647         669          687
    Deferred ESOP benefits ...................................        (42)         (135)         (221)       (299)        (370)
    Common shareholders' equity ..............................      1,893         1,797         1,801       2,953        3,026
                                                                ---------      --------      --------    --------     --------
    Total capitalization .....................................     18,346        20,771        21,667      20,226       19,428
                                                                ---------      --------      --------    --------     --------
Selected Data and Ratios
Common shareholders of record at year-end ....................     57,300        59,830        59,879      55,766       52,001
Book value per common share ..................................  $    2.56      $   2.49      $   2.68    $   4.42     $   4.59
Year-end common stock market price ...........................  $    8.05      $  10.42      $   4.63    $  22.69     $  59.00
Employees at year-end ........................................     67,800        78,900        91,500      93,600       91,800
Gross margin .................................................       42.4%         38.2%         37.4%       42.3%        44.3%
    Sales gross margin .......................................       37.8%         30.5%         31.2%       37.2%        40.5%
    Service, outsourcing, and rentals gross margin ...........       44.0%         42.2%         41.1%       44.7%        46.6%
    Finance gross margin .....................................       59.9%         59.5%         57.1%       63.0%        58.2%
Working capital ..............................................  $   3,232      $  2,340      $  4,928    $  2,965     $  2,959
Current ratio ................................................        1.4           1.2           1.8         1.3          1.3
Cost of additions to land, buildings and equipment ...........  $     146      $    219      $    452    $    594     $    566
Depreciation on buildings and equipment ......................  $     341      $    402      $    417    $    416     $    362

(1) Income (Loss) from continuing operations and Net income (loss), as well as Basic and Diluted Earnings per Share for the year ended December 31, 2002, exclude the effect of amortization of goodwill in accordance with the adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets." For additional information regarding the adoption of this standard and its effects on Income from continuing operations, Net income (loss) and Earnings (Loss) per share, refer to Note 1 to the Consolidated Financial Statements under the heading "Adoption of New Accounting Standards - Goodwill and Other Intangible Assets."

(2) In March 2001, we sold half of our ownership interest in Fuji Xerox to Fuji Photo Film Co. Ltd. For $1.3 billion in cash. In connection with the sale, we recorded a pre-tax gain of $773. As a result, our ownership percentage decreased from 50 percent to 25 percent. Refer to Note 4 to the Consolidated Financial Statements under the caption "Fuji Xerox Interest" for further information.