Form 10-K, Exhibit 13
period 2003-12-31
XEROX CORP
filed 2004-02-27
CIK 108772

EXHIBIT 13

INDEX TO ANNUAL REPORT

Report of Management	3

Management’s Discussion and Analysis of Results of Operations and Financial Condition	4

Executive Overview	4

Financial Overview	4

Application of Critical Accounting Policies	6

Summary of Results	11

Revenues	12

Segment Operating Profit	14

Employee Stock Ownership Plan	14

Gross Margin	15

Research and Development	16

Selling, Administrative and General Expenses	16

Restructuring Programs	16

Gain on Affiliate’s Sale of Stock	17

Provision for Litigation	17

Other Expenses, Net	17

Income Taxes	19

Equity in Net Income of Unconsolidated Affiliates	19

Recent Accounting Pronouncements	19

Capital Resources and Liquidity	20

Cash Flow Analysis	20

Capital Structure and Liquidity	22

Liquidity, Financial Flexibility and Funding Plans	23

Contractual Cash Obligations and Other Commercial Commitments and Contingencies	26

Off-Balance Sheet Arrangements	27

Financial Risk Management	28

Forward-Looking Cautionary Statements	29

Audited Consolidated Financial Statements
Report of Independent Auditors	30
Consolidated Statements of Income	31
Consolidated Balance Sheets	32
Consolidated Statements of Cash Flows	33
Consolidated Statements of Common Shareholders’ Equity	34

Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies	35
2.	Restructuring Programs	44
3.	Divestitures and Other Sales	47
4.	Receivables, Net	49
5.	Inventories and Equipment on Operating Leases, Net	52
6.	Land, Buildings and Equipment, Net	53
7.	Investments in Affiliates, at Equity	54
8.	Segment Reporting	55
9.	Supplementary Financial Information	58
10.	Debt	60
11.	Financial Instruments	65
12.	Employee Benefit Plans	69
13.	Income and Other Taxes	75
14.	Liability to Subsidiary Trusts Issuing Preferred Securities	78
15.	Litigation, Regulatory Matters and Other Contingencies	80
16.	Preferred Securities	91
17.	Common Stock	92
18.	Earnings Per Share	93
19.	Financial Statements of Subsidiary Guarantors	95

Other Data

Quarterly Results of Operations	104
Five Years in Review	105
Certifications Pursuant to Rule 13a - 14 under the Securities Exchange Act of 1934, as amended

REPORT OF MANAGEMENT

Our management is responsible for the integrity and objectivity of all information presented in this annual report. The Consolidated Financial Statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management’s best estimates and judgments.

We maintain an internal control structure designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that financial records are adequate and can be relied upon to produce accurate and complete financial statements. This structure includes the hiring and training of qualified people, written accounting and control policies and procedures, clearly drawn lines of accountability and delegations of authority. In a business ethics policy that is continuously communicated to all employees, we have established our intent to adhere to the highest standards of ethical conduct in all of our business activities.

We monitor our internal control structure with direct management reviews and a comprehensive program of internal audits. In addition, PricewaterhouseCoopers LLP, our independent auditors, have audited the 2003, 2002 and 2001 Consolidated Financial Statements in accordance with auditing standards generally accepted in the United States of America and considered the internal controls over financial reporting to determine their audit procedures for the purpose of expressing an opinion on our Consolidated Financial Statements.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with the independent auditors, the internal auditors and representatives of management to review audits, financial reporting and internal control matters, as well as the nature and extent of the audit effort. The Audit Committee is responsible for the engagement of the independent auditors. The independent auditors and internal auditors have free access to the Audit Committee.

/s/ ANNE M. MULCAHY Anne M. Mulcahy Chairman and Chief Executive Officer	/s/ LAWRENCE A. ZIMMERMAN Lawrence A. Zimmerman Senior Vice President and Chief Financial Officer	/s/ GARY R. KABURECK Gary R. Kabureck Vice President and Chief Accounting Officer

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Throughout this document, references to “we,” “our” or “us” refer to Xerox Corporation and its subsidiaries. References to “Xerox Corporation” refer to the stand-along parent company and do not include its subsidiaries.

Executive Overview:

We are a technology and services enterprise and a leader in the global document market, developing, manufacturing, marketing, servicing and financing the industry’s broadest portfolio of document equipment, solutions and services. Our industry is undergoing a fundamental transformation from older technology light lens devices to digital systems, the transition from black and white to color, as well as an increased reliance on electronic documents. While in the near term we are experiencing certain revenue declines related to the proportion of our total revenues attributable to light lens products, we believe that, as a whole, these trends play to our strengths and represent opportunities for future growth since our research and development investments have been focused on digital and color offerings.

We operate in competitive markets and our customers demand improved solutions, such as the ability to print offset quality color documents on demand; improved product functionality, such as the ability to print, copy, fax and scan from a single device; and lower prices for the same functionality. We deliver advanced technology through focused investment in research and development and offset lower prices through continuous improvement of our cost base. Our revenue is heavily dependent on the amount of equipment installed at customer locations and the utilization of those devices. As such, our critical success factors include hardware installation and equipment sales growth to stabilize and grow our installed base of equipment at customer locations. In addition to our installed base, the key factors in delivering growth in our recurring revenue streams (supplies, service, paper, outsourcing and rental, which we collectively refer to as post sale revenue) are page volume growth and higher revenue per page. Connected multifunction devices and new services and solutions are key drivers to increase equipment usage. The transition to color is the primary driver to improve revenue per page, as color documents typically require significantly more toner coverage per page than traditional black and white printing. Revenue per color page is approximately five times higher than revenue per black and white page.

Financial Overview:

In 2003, we continued to build on our 2002 momentum as evidenced by product installation and equipment sales growth, earnings growth and an improvement in our overall financial condition and liquidity. In a relatively weak economic environment, we continued our transition toward revenue growth and further improved our business model. Our focused investment in the growing areas of digital production and office systems yielded 21 new products. The success of these products, combined with the 17 products introduced in 2002, enabled us to gain market share in key segments and deliver year-over-year equipment sales growth in each quarter. These improved trends, combined with favorable currency translation, helped moderate the decline in total revenue.

We maintained our focus on cost management throughout 2003. Gross margins remained strong as we continued to offset price investments with productivity improvements. We further reduced selling, administrative and general (SAG) expenses and continued to invest in research and development, prioritizing our investments in the faster growing areas of the market.

Our 2003 balance sheet strategy focused on reducing total debt, extending debt maturities, improving operating cash flows, maintaining long-term financing agreements supporting our secured borrowing strategy and maintaining a cash balance of at least $1 billion. In 2003, we significantly improved our liquidity by completing a $3.6 billion Recapitalization, which included public offerings of common stock, 3-year mandatory convertible preferred stock and 7-year and 10-year senior unsecured notes, as well as our new $1 billion 2003 Credit Facility. In 2003, we also improved our liquidity by expanding our secured borrowing programs beyond our primary $5 billion U.S. agreement with General Electric Capital Corporation to also include long-term arrangements in Canada, the U.K. and France. Proceeds from the Recapitalization, secured borrowing programs, and $1.9 billion of cash generated from operations enabled us to reduce total debt by $3 billion in 2003, extend $1.6 billion of debt maturities and end the year with a cash balance of $2.5 billion. We continue to focus on strengthening our balance sheet to further enhance our operating and financial flexibility.

Revenues for the three-year period ended December 31, 2003 were as follows:

($ in millions)	Year Ended December 31,			Percent Change
	2003	2002	2001	2003	2002
Equipment sales	$4,250	$3,970	$4,403	7%	(10)%
Post sale and other revenue	10,454	10,879	11,476	(4)%	(5)%
Finance income	997	1,000	1,129	—	(11)%

Total revenues	$15,701	$15,849	$17,008	(1)%	(7)%

Total color revenue included in total revenues	$3,267	$2,781	$2,759	17%	1%

A reconciliation of the above presentation of revenues to the revenue classifications included in our Consolidated Statements of Income is as follows:

($ in millions)	Year Ended December 31,
	2003	2002	2001
Sales	$6,970	$6,752	$7,443
Less: Supplies, paper and other sales	(2,720)	(2,782)	(3,040)

Equipment Sales	$4,250	$3,970	$4,403

Service, outsourcing and rentals	$7,734	$8,097	$8,436
Add: Supplies, paper and other sales	2,720	2,782	3,040

Post sale and other revenue	$10,454	$10,879	$11,476

Total 2003 revenues of $15.7 billion declined one percent from 2002, reflecting moderating year-over-year revenue declines, as well as a 5-percentage point benefit from currency. Equipment sales increased 7 percent in 2003, reflecting a 6-percentage point benefit from currency, as well as the success of our numerous color multifunction and production color products and growth in our Developing Markets Operations (DMO) segment. 2003 Post sale and other revenue declined 4 percent from 2002, primarily due to declines in older technology light lens revenues, DMO and the Small Office / Home Office (SOHO) business which we exited in the second half of 2001. These declines were partially offset by growth in our digital revenues and a 5-percentage point benefit from currency. Post sale and other revenue declines reflect the reduction in our equipment at customer locations and related page volume declines. As our equipment sales continue to increase, we expect that the effects of post-sale declines will moderate and ultimately reverse over time. 2003 Finance income, which was primarily impacted by the volume of equipment lease originations, approximated that of 2002, including a 5-percentage point benefit from currency.

Total 2002 revenues of $15.8 billion declined 7 percent from 2001, including a one-percentage point benefit from currency. Economic weakness and competitive pressures were only partially offset by the success of several new color and monochrome multifunction products, most of which were launched in the second half of the year. As a result, equipment sales declined 10 percent from 2001. 2002 Post sale and other revenue declined 5 percent from 2001 primarily due to declines in older technology light lens, DMO and SOHO. These declines were only partially offset by growth in our digital revenues, driven by increased usage of color products and monochrome multifunction systems. 2002 Finance income declined 11 percent from 2001, resulting from lower equipment installations and our exit from the financing business in certain European countries.

Net income (loss) and diluted earnings (loss) per share for the three years ended December 31, 2003 were as follows:

($ in millions, except share amounts)	Year Ended December 31,
	2003	2002	2001
Net income (loss)	$360	$91	$(94)
Preferred stock dividends	(71)	(73)	(12)

Income (loss) available to common shareholders	$289	$18	$(106)

Diluted earnings (loss) per share	$0.36	$0.02	$(0.15)

2003 Net income of $360 million, or 36 cents per diluted share, included after-tax impairment and restructuring charges of $111 million ($176 million pre-tax), an after-tax charge of $146 million ($239 million pre-tax) related to the court approved settlement of the Berger v. RIGP litigation, a $45 million after-tax ($73 million pre-tax) loss on early extinguishment of debt and income tax benefits of $35 million from the reversal of deferred tax asset valuation allowances.

2002 Net income of $91 million, or 2 cents per diluted share, included after-tax asset impairment and restructuring charges of $471 million ($670 million pre-tax), a pre-tax and after-tax charge of $63 million for impaired goodwill and an after-tax charge of $72 million ($106 million pre-tax) for permanently impaired internal-use capitalized software, partially offset by $105 million of tax benefits arising from the favorable resolution of a foreign tax audit and tax law changes, as well as a favorable adjustment to compensation expense of $31 million ($33 million pre-tax), that was previously accrued in 2001, associated with the reinstatement of dividends for our Employee Stock Ownership Plan (“ESOP”).

The 2001 net loss of $94 million, or 15 cents per diluted share, included $507 million of after-tax charges ($715 million pre-tax) for restructuring and asset impairments associated with our Turnaround Program including our disengagement from our worldwide SOHO business. 2001 results also included a $304 million after-tax gain ($773 million pre-tax) from the sale of half of our interest in Fuji Xerox, a $38 million after-tax gain ($63 million pre-tax) related to the early retirement of debt, $21 million of after-tax gains ($29 million pre-tax) associated with unhedged foreign currency, partially offset by $31 million ($33 million pre-tax) of increased compensation expense associated with the suspension of dividends for our ESOP and after-tax goodwill amortization of $59 million ($63 million pre-tax).

Application of Critical Accounting Policies:

In preparing our Consolidated Financial Statements and accounting for the underlying transactions and balances, we apply accounting policies that are described in the Notes to the Consolidated Financial Statements. We consider the policies discussed below as critical to understanding our Consolidated Financial Statements, as their application places the most significant demands on management’s judgment, since financial reporting results rely on estimates of the effects of matters that are inherently uncertain. Specific risks associated with these critical accounting policies are described in the following paragraphs. The impacts and significant risks associated with these policies on our business operations are discussed throughout this MD&A where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, see Note 1 to the Consolidated Financial Statements.

Senior management has discussed the development and selection of the critical accounting policies, estimates and related disclosures, included herein, with the Audit Committee of the Board of Directors. Preparation of this annual report requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities as of the date of our financial statements and the reported amounts of revenue and expenses during the reporting period. Although actual results may differ from those estimates, we believe the estimates are reasonable and appropriate. In instances where different estimates could reasonably have been used in the current period, we have disclosed the impact on our operations of these different estimates. In certain instances, for instance with respect to revenue recognition for leases, because the accounting rules are prescriptive, it would not have been possible to have reasonably used different estimates in the current period and sensitivity information would therefore not be appropriate. Changes in assumptions and estimates are reflected in the period in which they occur. The impact of such changes could be material to our results of operations and financial condition in any quarterly or annual period.

Revenue Recognition Under Bundled Arrangements: As discussed more fully in Note 1 to the Consolidated Financial Statements, we sell most of our products and services under bundled contract arrangements, which typically include equipment, service, supplies and financing components for which the customer pays a single negotiated price for all elements. These arrangements typically also include a variable component for page volumes in excess of contractual minimums, which are often expressed in terms of price per page, which we refer to as the “cost per copy.” In a typical bundled arrangement, our customer is quoted a fixed minimum monthly payment for 1) the equipment, 2) the associated services and other executory costs, 3) the financing element and 4) frequently supplies. When separate prices are listed in multiple element customer contracts, such prices may not be representative of the fair values of those elements, because the prices of the different components of the arrangement may be modified through customer negotiations, although the aggregate consideration may remain the same. Revenues under these arrangements are allocated based upon the estimated relative fair values of each element. Our revenue allocation to the lease deliverables begins by allocating revenues to the maintenance and executory costs plus profit thereon. The remaining amounts are allocated to the equipment and financing elements. We perform extensive analyses of available verifiable objective evidence of equipment fair value based on cash selling prices during the applicable period. The cash selling prices are compared to the range of values included in our lease accounting systems. The range of cash selling prices must be reasonably consistent with the lease selling prices, taking into account residual values that accrue to our benefit, in order for us to determine that such lease prices are indicative of fair value. Our pricing interest rates, which are used in determining customer payments, are developed based upon a variety of factors including local prevailing rates in the marketplace and the customer’s credit history, industry and credit class. Effective January 1, 2004, the pricing rates will be reassessed quarterly based on changes in local prevailing rates in the marketplace and will be adjusted to the extent such rates vary by twenty-five basis points or more, cumulatively, from the last rate in effect. The pricing interest rates generally equal the implicit rates within the leases, as corroborated by our comparisons of cash to lease selling prices.

Revenue Recognition for Leases: As more fully discussed in Note 1 to the Consolidated Financial Statements, our accounting for leases involves specific determinations under applicable lease accounting standards which often involve complex and prescriptive provisions. These provisions affect the timing of revenue recognition for our equipment. If the leases qualify as sales-type capital leases, equipment revenue is recognized upon delivery or installation of the equipment as sale revenue as opposed to ratably over the lease term. The critical elements that we consider with respect to our lease accounting are the determination of the economic life and the fair value of equipment, including the residual value. Those elements are based upon historical experience with all our products. For purposes of determining the economic life, we consider the most objective measure of historical experience to be the original contract term, since most equipment is returned by lessees at or near the end of the contracted term. The economic life of most of our products is five years since this represents the most frequent contractual lease term for our principal products and only a small percentage of our leases are for original terms longer than five years and there is generally no significant after-market for our used equipment. We believe five years is representative of the period during which the equipment is expected to be economically usable, with normal service, for the purpose for which it is intended. Residual values are established at lease inception using estimates of fair value at the end of the lease term and are established with due consideration to forecasted supply and demand for our various products, product retirement and future product launch plans, end of lease customer behavior, remanufacturing strategies, used equipment markets, if any, competition and technological changes.

Accounts and Finance Receivables Allowance for Doubtful Accounts and Credit Losses: We perform ongoing credit evaluations of our customers and adjust credit limits based upon customer payment history and current creditworthiness. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience credit loss rates similar to those we have experienced in the past. Measurement of such losses requires consideration of historical loss experience, including the need to adjust for current conditions, and judgments about the probable effects of relevant observable data, including present economic conditions such as delinquency rates and financial health of specific customers. We recorded $224 million, $353 million, and $506 million in the Consolidated Statements of Income for provisions for doubtful accounts for both our accounts and finance receivables for the years ended December 31, 2003, 2002 and 2001, respectively, of which $224 million, $332 million, and $438 million were included in selling, administrative and general expenses for such years, respectively. The declining trend in our provision for doubtful accounts is primarily due to improved customer administration, collection practices and credit approval policies, as well as our revenue declines.

As discussed above, in preparing our Consolidated Financial Statements for the three years ended December 31, 2003, we estimated our provision for doubtful accounts based on historical experience and customer-specific collection issues. We believe this methodology is appropriate. During the five year period ended December 31, 2003, our allowance for doubtful accounts ranged from approximately 3.4 to 5.5 percent of gross receivables. Holding all other assumptions constant, a one percentage point increase or decrease in the allowance from the December 31, 2003 rate of 4.6 percent would change the 2003 provision of $224 million by approximately $115 million.

Historically, about half of the provision for doubtful accounts relates to our finance receivables portfolio. This provision is inherently more difficult to estimate than the provision for trade accounts receivable because the underlying lease portfolio has an average maturity, at any time, of approximately two to three years and contains past due billed amounts, as well as unbilled amounts. The estimated credit quality of any given customer and class of customer or geographic location can significantly change during the life of the portfolio. We consider all available information in our quarterly assessments of the adequacy of the provision for doubtful accounts.

Provisions for Excess and Obsolete Inventory Losses: We value our inventories at the lower of average cost or market. Inventories also include equipment that is returned at the end of the lease term. Returned equipment is recorded at the lower of remaining net book value or salvage value. Salvage value consists of the estimated market value (generally determined based on replacement cost) of the salvageable component parts, which are expected to be used in the remanufacturing process. We regularly review inventory quantities, including equipment to be leased to customers, which is included as part of finished goods inventory, and record a provision for excess and/or obsolete inventory based primarily on our estimated forecast of product demand and production requirements. Several factors may influence the realizability of our inventories, including our decision to exit a product line, technological changes and new product development. These factors could result in an increase in the amount of excess or obsolete inventory quantities. Additionally, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventories. Although we make every effort to ensure the accuracy of our forecasts of future product demand, including the impact of future product launches and changes in remanufacturing strategies, significant unanticipated changes in demand or technological developments could materially impact the value of our inventory and our reported operating results if our estimates prove to be inaccurate. We recorded $78 million, $115 million, and $242 million in inventory write-down charges for the years ended December 31, 2003, 2002 and 2001, respectively. The decline in inventory write-down charges is due to the absence of business exiting activities, stabilization of our product lines, manufacturing outsourcing related improvements and a lower level of inventories.

As discussed above, in preparing our financial statements for the three years ended December 31, 2003, we estimated our provision for excess and obsolete inventories based primarily on forecasts of production and service requirements. We believe this methodology is appropriate. During the three year period ended December 31, 2003, inventory reserves for net realizable value adjustments as a percentage of gross inventory varied by approximately one percentage point. Holding all other assumptions constant, a 0.5 percentage point increase or decrease in our net realizable value adjustments would change the 2003 provision of $78 million by approximately $7 million.

Asset Valuations and Review for Potential Impairments: Our long-lived assets, excluding goodwill, are assessed for impairment by comparison of the total amount of undiscounted cash flows expected to be generated by such assets to their carrying value. We periodically review our long-lived assets, whereby we make assumptions regarding the valuation and the changes in circumstances that would affect the carrying value of these assets. If such analysis indicates that an impairment exists, we are then required to estimate the fair value of the asset and, as appropriate, expense all or a portion of the asset, based on a comparison to the net book value of such asset or group of assets. The determination of fair value includes inherent uncertainties, such as the impact of competition on future value. Our primary methodology for determining fair value is based on a discounted cash flow model. We believe that we have made reasonable estimates and judgments in determining whether our long-lived assets have been impaired; however, if there is a material change in the assumptions used in our determination of fair values or if there is a material change in economic conditions or circumstances influencing fair value, we could be required to recognize certain impairment charges in the future. During 2002, due to our decision to abandon the use of certain software applications, we recorded an impairment charge of $106 million in Selling, administrative and general expenses in the accompanying Consolidated Statement of Income. In addition, we recorded asset impairment charges in connection with our restructuring actions of $1 million, $55 million, and $205 million in 2003, 2002, and 2001, respectively.

Goodwill and Other Acquired Intangible Assets: We have made acquisitions in the past that included the recognition of a significant amount of goodwill and other intangible assets. Commencing January 1, 2002, goodwill is no longer amortized, but instead is assessed for impairment annually or more frequently as triggering events occur that indicate a decline in fair value below that of its carrying value. In making these assessments, we rely on a number of factors including operating results, business plans, economic projections, anticipated future cash flows and market comparable data. There are inherent uncertainties related to these factors and our judgment, including the risk that the carrying value of our goodwill may be overstated or understated. In 2002, we recognized an impairment charge of $63 million related to the goodwill in our DMO segment, which was recorded as a cumulative effect of a change in accounting principle in the accompanying Consolidated Statements of Income.

Pension and Post-retirement Benefit Plan Assumptions: We sponsor pension plans in various forms in several countries covering substantially all employees who meet eligibility requirements. Post-retirement benefit plans cover primarily U.S. employees for retirement medical costs. Several statistical and other factors that attempt to anticipate future events are used in calculating the expense, liability and asset values related to our pension and post-retirement benefit plans. These factors include assumptions we make about the discount rate, expected return on plan assets, rate of increase in healthcare costs, the rate of future compensation increases and mortality, among others. For purposes of determining the expected return on plan assets, we utilize a calculated value approach in determining the value of the pension plan assets, as opposed to a fair market value approach. The primary difference between the two methods relates to a systematic recognition of changes in fair value over time (generally two years) versus immediate recognition of changes in fair value. Our expected rate of return on plan assets is then applied to the calculated asset value to determine the amount of the expected return on plan assets to be used in the determination of the net periodic pension cost. The calculated value approach reduces the volatility in net periodic pension cost that results from using the fair market value approach. The difference between the actual return on plan assets and the expected return on plan assets is added to, or subtracted from, any cumulative differences that arose in prior years. This amount is a component of the unrecognized net actuarial (gain) loss and is subject to amortization to net periodic pension cost over the average remaining service lives of the employees participating in the pension plan.

As a result of cumulative asset returns being lower than expected asset returns over the last several years and declining interest rates, 2004 net periodic pension cost will increase. The total unrecognized actuarial loss as of December 31, 2003 was $1.87 billion, as compared to $1.84 billion at December 31, 2002. The change from December 31, 2002 relates to a decline in the discount rate, offset by improved asset returns as compared to expected returns. The total unrecognized actuarial loss will be amortized in the future, subject to offsetting gains or losses that will change the future amortization amount. We have recently utilized a weighted average expected rate of return on plan assets of 8.3 percent for 2003 expense, 8.8 percent for 2002 expense and 8.9 percent for 2001 expense, on a worldwide basis. In estimating this rate, we considered the historical returns earned by the plan assets, the rates of return expected in the future and our investment strategy and asset mix with respect to the plans’ funds. The weighted average rate we will utilize to calculate our 2004 expense will be 8.1 percent. Another significant assumption affecting our pension and post-retirement benefit obligations and the net periodic pension and other post-retirement benefit cost is the rate that we use to discount our future anticipated benefit obligations. In estimating this rate, we consider rates of return on high quality fixed-income investments over the period to expected payment of the pension and other benefits. The weighted average rate we will utilize to measure our pension obligation as of December 31, 2003 and calculate our 2004 expense will be 5.8 percent, which is a decrease from 6.2 percent used in the determination of our pension obligations in 2003. As a result of the reduction in the discount rate, the lower cumulative actual return on plan assets during the prior three years and certain other factors, our 2004 net periodic pension cost is expected to be $65 million higher than 2003.

On a consolidated basis, we recognized net periodic pension cost of $364 million, $168 million, and $99 million for the years ended December 31, 2003, 2002 and 2001, respectively. Pension cost is included in several income statement components based on the related underlying employee costs. Pension and post-retirement benefit plan assumptions are included in Note 12 to the Consolidated Financial Statements. Holding all other assumptions constant, a 0.25 percent increase or decrease in the discount rate from the 2004 projected rate of 5.8 percent would change the 2004 projected net periodic pension cost by approximately $23 million. Likewise, a 0.25 percent increase or decrease in the expected return on plan assets from the 2004 projected rate of 8.1 percent would change the 2004 projected net periodic pension cost by approximately $9 million.

Income Taxes and Tax Valuation Allowances: We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in our Consolidated Balance Sheets, as well as operating loss and tax credit carryforwards. We follow very specific and detailed guidelines in each tax jurisdiction regarding the recoverability of any tax assets recorded in our Consolidated Balance Sheets and provide necessary valuation allowances as required. We regularly review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. If we continue to operate at a loss in certain jurisdictions or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase the valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. Conversely, if and when our operations in some jurisdictions were to become sufficiently profitable to recover previously reserved deferred tax assets, we would reduce all or a portion of the applicable valuation allowance in the period when such determination is made. This would result in an increase to reported earnings in such period. Adjustments to our valuation allowance, through charges (credits) to expense, were $(16) million, $15 million, and $247 million for the years ended December 31, 2003, 2002 and 2001, respectively.

We are subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, we incur additional tax expense based upon the probable outcomes of such matters. In addition, when applicable, we adjust the previously recorded tax expense to reflect examination results. Our ongoing assessments of the probable outcomes of the examinations and related tax positions require judgment and can materially increase or decrease our effective tax rate as well as impact our operating results.

Legal Contingencies: We are a defendant in numerous litigation and regulatory matters including those involving securities law, patent law, environmental law, employment law and ERISA, as discussed in Note 15 to the Consolidated Financial Statements. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs. In 2003, we recorded a charge of $239 million reflecting the court approved settlement of the Berger pension related litigation.

Summary of Results:

Our reportable segments are consistent with how we manage the business and view the markets we serve. Our reportable segments are Production, Office, DMO and Other. Our offerings include hardware, services, solutions and consumable supplies. The Production segment includes black and white products which operate at speeds over 90 pages per minute and color products over 40 pages per minute. Products include the DocuTech, DocuPrint, Xerox 1010 and Xerox 2101 and DocuColor families, as well as older technology light-lens products. The Office segment includes black and white products which operate at speeds up to 90 pages per minute and color devices which operate at speeds up to 40 pages per minute. Products include our family of Document Centre digital multifunction products which were expanded to include our new suite of CopyCentre, WorkCentre, and WorkCentre Pro digital multifunction systems, DocuColor multifunction products, color laser, solid ink and monochrome laser desktop printers, digital and light-lens copiers and facsimile products. The DMO segment includes our operations in Latin America, the Middle East, India, Eurasia, Russia and Africa. This segment includes sales of products that are typical to the Production and Office segments, however, management serves and evaluates these markets on an aggregate geographic basis, rather than on a product basis. The segment classified as Other, includes several units, none of which met the thresholds for separate segment reporting. This group includes Xerox Supplies Group (predominantly paper), SOHO, Xerox Engineering Systems (“XES”), Xerox Technology Enterprises and consulting services, royalty and license revenues. Other segment profit (loss) includes the operating results from these entities, other less significant businesses, our equity income from Fuji Xerox, and certain costs which have not been allocated to the Production, Office and DMO segments including non-financing interest and other corporate costs.

Revenues:

Revenues by segment for the years ended 2003, 2002 and 2001 were as follows:

(in millions)	Production	Office	DMO	Other	Total
2003
Equipment sales	$1,201	$2,452	$425	$172	$4,250
Post sale and other revenue	2,970	4,656	1,182	1,646	10,454
Finance income	376	595	9	17	997

Total Revenue	$4,547	$7,703	$1,616	$1,835	$15,701

2002
Equipment sales	$1,100	$2,336	$334	$200	$3,970
Post sale and other revenue	3,028	4,604	1,408	1,839	10,879
Finance income	394	601	16	(11)	1,000

Total Revenue	$4,522	$7,541	$1,758	$2,028	$15,849

2001
Equipment sales	$1,196	$2,458	$321	$428	$4,403
Post sale and other revenue	3,092	4,898	1,679	1,807	11,476
Finance income	439	661	26	3	1,129

Total Revenue	$4,727	$8,017	$2,026	$2,238	$17,008

Equipment Sales:

2003 Equipment sales of $4.3 billion increased 7 percent from 2002, reflecting significant growth in DMO, the success of numerous new product introductions and a 6-percentage point benefit from currency. In 2003, approximately 50 percent of equipment sales were generated from products launched in the previous two years. Color equipment sales represented 28 percent of total equipment sales compared with 24 percent in 2002. 2002 equipment sales of $4.0 billion declined 10 percent from 2001, including a one percentage point benefit from currency, as continued economic weakness and competitive pressures more than offset the successful impact of new products, most of which were launched in the second half of 2002.

Production: 2003 equipment sales grew 9 percent from 2002, as improved product mix, installation growth and favorable currency of 7 percent more than offset price declines of approximately 5 percent. Strong 2003 production color equipment sales growth reflected increased installations and stronger product mix driven by the DocuColor 6060 and DocuColor iGen3 products. The DocuColor iGen3 utilizes next generation color technology which we expect will expand the digital color print on demand market. 2003 production monochrome equipment sales grew modestly as light-production installations, driven by the success of the new Xerox 2101 copier/printer, and favorable currency more than offset declines in production publishing, printing and older technology light lens. 2002 equipment sales declined 8 percent from 2001 reflecting price declines of approximately 5 percent, weaker product mix and installation declines driven largely by older technology light lens equipment.

Office: 2003 equipment sales grew 5 percent from 2002, as favorable currency of 7 percent and installation increases more than offset price declines of approximately 10 percent and the impact of weaker product mix. Equipment installation growth of approximately 20 percent reflects growth in all monochrome digital and color businesses, particularly office color printing and our line of monochrome multifunction/copier systems. The CopyCentre, WorkCentre and WorkCentre Pro systems, which were launched in the second quarter 2003, are intended to expand our market reach and include new entry-level configurations at more competitive prices. 2002 equipment sales declined 5 percent from 2001, with approximately two-thirds of the decline driven by older technology light lens products. The remainder of the decline was due to price declines of approximately 10 percent and weaker product mix, which more than offset installation growth in our digital products.

DMO: 2003 equipment sales grew 27 percent from 2002, reflecting volume growth of over 40 percent, partially offset by price declines of approximately 10 percent and unfavorable mix.

Other: 2003 equipment sales declined 14 percent from 2002 due to general sales declines, none of which were individually significant. 2002 equipment sales declined 53 percent from 2001, primarily reflecting our exit from the SOHO business in 2001.

Post Sale and Other Revenue:

2003 post sale and other revenues of $10.5 billion declined 4 percent from 2002, including a 5-percentage point benefit from currency. These declines reflect lower equipment populations, as post sale revenue is largely a function of the equipment placed at customer locations and the volume of prints and copies that our customers make on that equipment as well as associated services. 2003 supplies, paper and other sales of $2.7 billion (included within post sale and other revenue) declined 2 percent from 2002 primarily due to declines in supplies. Supplies sales declined due to reduced usage in the lower installed base of equipment and our exit from the SOHO business in 2001. 2003 service, outsourcing and rental revenue of $7.7 billion declined 4 percent from 2002, reflecting declines in rental and facilities management revenues. Declines in rental revenues primarily reflect reduced equipment populations within DMO and declines in facilities management revenues reflect consolidations by our customers as well as our prioritization of profitable contracts. 2002 post sale and other revenues of $10.9 billion declined 5 percent from 2001. 2002 supplies, paper and other sales of $2.8 billion declined 8 percent from 2001, primarily reflecting declines in supplies. 2002 service, outsourcing and rental revenue of $8.1 billion declined 4 percent from 2001 driven primarily by lower rental revenues in DMO.

Production: 2003 post sale and other revenue declined 2 percent from 2002, as favorable currency and improved mix, driven largely by an increased volume of color pages, were more than offset by the impact of monochrome page volume declines, primarily in older technology light lens products. 2002 post sale and other revenue declined 2 percent from 2001, as declines in monochrome page volumes more than offset the impact of improved mix due to significant growth in color page volumes.

Office: 2003 post sale and other revenue grew 1 percent from 2002, as favorable currency and strong digital page growth more than offset declines in older technology light lens products. 2002 post sale and other revenue declined 6 percent from 2001, as declines in older technology light lens products more than offset strong digital page growth.

DMO: 2003 post sale and other revenue declined 16 percent from 2002, due largely to a lower rental equipment population at customer locations and related page volume declines. 2002 post sale and other revenue declined 16 percent from 2001, due to a reduction in the amount of equipment installations at certain DMO customer locations as a result of reduced placements in prior periods.

Other: 2003 post sale and other revenue declined 10 percent from 2002, reflecting supply sale declines in SOHO of $82 million as well as the absence of $50 million of third-party licensing revenue recognized in 2002. See Note 3 to the Consolidated Financial Statements for further discussion.

We expect 2004 equipment sales will continue to grow, as we anticipate that new products launched in 2002, 2003 and those planned in 2004 will enable us to further strengthen our market position. Our ability to increase post sale revenue is dependent on our success at increasing the amount of our equipment at customer locations and the volume of pages generated on that equipment. In 2004, we expect post sale and other revenue declines will continue to moderate as equipment sales increase and our services and solutions increase utilization of the equipment. Accordingly, we expect 2004 total revenues to be in line with 2003 levels.

Segment Operating Profit:

Segment operating profit and operating margin for each of the three years ended December 31, 2003 were as follows ($ in millions):

	Production	Office	DMO	Other	Total
2003
Operating Profit	$422	$753	$151	$(411)	$915
Operating Margin	9.3%	9.8%	9.3%	(22.4%)	5.8%
2002
Operating Profit	$450	$621	$91	$(329)	$833
Operating Margin	10.0%	8.2%	5.2%	(16.2%)	5.3%
2001
Operating Profit	$372	$427	$(97)	$(398)	$304
Operating Margin	7.9%	5.3%	(4.8%)	(17.8%)	1.8%

Production: 2003 operating profit declined $28 million from 2002, reflecting lower gross margins related to initial installations of DocuColor iGen3 and Xerox 2101. The decrease in gross margins was only partially offset by lower R&D and SAG expenses. 2002 operating profit improved $78 million from 2001, reflecting gross margin improvements and lower SAG expense, including reduced bad debt levels.

Office: 2003 operating profit improved $132 million from 2002, reflecting improved gross margins driven primarily by improved manufacturing and service productivity, as well as lower R&D and SAG expenses. 2002 operating profit improved by $194 million from 2001 as we focused on more profitable revenue, improved our manufacturing and service productivity and reduced SAG expenses.

DMO: 2003 operating profit improved $60 million from 2002 due to significantly lower SAG spending resulting from our cost saving initiatives, lower bad debts and gains on currency exposures compared to currency exposure losses in 2002. These improvements were partially offset by lower gross margins as a result of declining post sale revenue. 2002 operating profit improved by $188 million from the 2001 operating loss due to reduced SAG spending resulting from our cost base restructuring actions and lower bad debt levels, as well as significant gross margin improvement driven by our focus on profitability. DMO refined its business model in 2002 by transitioning equipment financing to third parties, improving credit policies and implementing additional cost reduction actions.

Other: 2003 Other segment operating loss of $411 million increased by $82 million from 2002, principally due to the loss on early extinguishment of debt of $73 million and lower SOHO profit of $39 million as our supplies sales declined following our exit from this business. In addition, 2002 included benefits of $33 million related to the ESOP expense adjustment and $50 million of profit related to a licensing agreement. These amounts were partially offset by the write-off of internal use software of $106 million in 2002.

2002 Other segment loss of $329 million decreased by $69 million from 2001, principally due to our exit from SOHO in the second half of 2001, which improved results by $272 million on a year over year basis. Operating results were also favorably impacted by lower non-financing interest expense of $49 million, the $33 million beneficial year over year impact of the ESOP expense adjustment and the $50 million profit from the licensing agreement. These amounts were offset by several items, including the write-off of internal use software of $106 million, higher pension and benefit expense of $93 million and higher advertising expenses of $62 million.

Employee Stock Ownership Plan (ESOP): In 2002, our Board of Directors reinstated the dividend on our ESOP, which resulted in a reversal of previously recorded compensation expense. The reversal of compensation expense corresponded to the line item in the Consolidated Statement of Income for 2002 where the charge was originally recorded and included $28 million in both Cost of Sales and Selling, administrative and general expenses and $11 million in Research and Development expenses. Of the total compensation expense originally recorded, $34 million and $33 million was recognized in 2002 and 2001, respectively. As such, 2002 benefited by the reversal of $33 million of excess compensation expense that was originally recorded in 2001. There is no corresponding earnings per share improvement in 2002 since the EPS calculation requires deduction of dividends declared from reported net income in arriving at net income available to common shareholders. See Note 12 to the Consolidated Financial Statements for a more complete discussion of the ESOP, including current funding status.

Gross Margin: Gross margins by revenue classification were as follows:

	Year Ended December 31,
	2003	2002	2001
Total gross margin	42.0%	42.4%	38.2%
Sales	36.4%	37.3%	30.5%
Service, outsourcing and rentals	44.3%	44.5%	42.2%
Finance income	63.7%	59.9%	59.5%

The 2003 gross margin of 42.0 percent remained strong and in line with our expectations, despite declining 0.4 percentage points from 2002. During 2003 we completed the R&D phase of the DocuColor iGen3 development and, therefore, beginning in July 2003 ongoing engineering costs associated with initial commercial production are included in cost of sales. DocuColor iGen3 ongoing engineering costs of $30 million, the absence of the $28 million prior year favorable ESOP adjustment and the absence of $50 million in prior year licensing revenue each contributed 0.2 percentage points to the 2003 gross margin decline. During 2003, manufacturing and service productivity improvements more than offset the impact of lower prices, higher pension and other employee benefit costs and product mix.

2003 sales gross margin declined 0.9 percentage points from 2002, with over half of the decline due to DocuColor iGen3 ongoing engineering costs and the remainder due to product mix as we increased our penetration of the digital light production market. In 2003, manufacturing productivity more than offset the impact of planned lower prices. 2003 service, outsourcing and rentals margin declined 0.2 percentage points from 2002. Improved productivity and product mix more than offset lower prices and higher pension and other employee expenses. 2002 also included a 0.4 percentage point benefit from a $50 million licensing agreement and a 0.3 percentage point benefit due to favorable ESOP adjustments.

The 2002 gross margin of 42.4 percent improved 4.2 percentage points from 2001. 1.4 percentage points of the increase reflects our second half 2001 SOHO exit. Improved manufacturing and service productivity, which more than offsetlower prices, accounted for approximately one percentage point of improvement and higher margins in our DMO operating segment accounted for approximately 0.5 percentage points of the improvement. The balance of the increase includes the favorable ESOP compensation expense adjustment, favorable transaction currency, lower inventory charges associated with restructuring actions and improved document outsourcing margins associated with our focus on profitable revenue.

2002 Sales gross margin improved 6.8 percentage points from 2001. Approximately 2.6 percentage points of the improvement was due to our SOHO exit, approximately 1.3 percentage points was due to increases in DMO, 0.6 percentage points was due to lower inventory charges associated with restructuring actions and the balance was largely due to manufacturing productivity, which more than offset competitive price pressures. 2002 Service, outsourcing and rentals margins improved by 2.3 percentage points from 2001 reflecting the benefits of expense productivity actions and more profitable document outsourcing contracts.

2003 Finance income gross margins increased 3.8 percentage points from 2002 and similarly by 0.4 percentage points from 2001, in line with declining interest costs specific to equipment financing. Equipment financing interest expense is determined based on a combination of actual interest expense incurred on financing debt, as well as our estimated cost of funds, applied against the estimated level of debt required to support our finance receivables. The estimate is based on an assumed ratio which ranges from 80-90% of our average finance receivables. This methodology has been consistently applied for all periods presented.

Research and Development: 2003 R&D spending of $868 million was $49 million lower than 2002, primarily due to a $30 million reduction associated with the commercial launch of the DocuColor iGen3 and improved R&D productivity, partially offset by higher pension and other employee benefit expenses. We expect 2004 R&D expense to range from 5-6 percent of total revenues. We continue to invest in technological development, particularly in color, and believe that our R&D spending is at an adequate level to remain technologically competitive. Our R&D is strategically coordinated with that of Fuji Xerox, which invested $724 million in R&D in 2003. To maximize the synergies of our relationship, our R&D expenditures are focused on the Production segment while Fuji Xerox R&D expenditures are focused on the Office segment. 2002 research and development spending of $917 million was $80 million lower than 2001. Approximately 40 percent of the decline was due to our SOHO exit, another 40 percent of the decline reflects both benefits from cost restructuring actions and the receipt of external funding and the balance reflects the previously discussed favorable ESOP compensation expense adjustment.

Selling, Administrative and General Expenses: SAG expense information was as follows ($ in millions):

	Year Ended December 31,
	2003	2002	2001
Total Selling, administrative and general expenses	$4,249	$4,437	$4,728
SAG as a percentage of revenue	27.1%	28.0%	27.8%

2003 SAG expense of $4.2 billion declined $188 million from 2002 including adverse currency impacts of $172 million and $70 million of higher pension and other employee benefit costs. 2003 SAG reductions reflect improved productivity and employment reductions associated with our cost base restructuring, lower bad debt expenses of $109 million and the absence of 2002 expenses discussed below.

2002 SAG expense of $4.4 billion declined $291 million from 2001. The reduction includes lower bad debt expenses of $106 million, lower SOHO spending of $84 million and a $34 million favorable property tax adjustment in North America. These decreases were partially offset by $106 million of internal-use software impairment charges, $65 million of higher advertising and marketing communications spending, $18 million of increased professional fees and $26 million of losses associated with the exit from certain leased facilities. The balance of the reduction primarily reflects employment reductions associated with our cost base restructuring actions.

Bad debt expense included in SAG was $224 million, $332 million and $438 million in 2003, 2002 and 2001, respectively. The 2003 reduction reflects improved collections performance, receivables aging and write-off trends. Lower expense in 2002 is due to improved customer administration, collection practices and credit approval policies, as well as our revenue declines. Bad debt expense as a percent of total revenue was 1.4 percent, 2.1 percent and 2.6 percent for 2003, 2002 and 2001, respectively.

Restructuring Programs: For the three years ended December 31, 2003, we have engaged in a series of restructuring programs, resulting in approximately $1.6 billion in charges related to downsizing our employee base, exiting certain businesses, outsourcing some internal functions and engaging in other actions designed to reduce our cost structure. In 2003, we recorded restructuring and asset impairment charges of $176 million, primarily consisting of new severance actions and pension settlements related to previous employee restructuring actions. We expect prospective annual savings associated with 2003 actions to be approximately $170 million, as compared to 2003 levels. Restructuring and asset impairment charges of $670 million and $715 million in 2002 and 2001, respectively, primarily relate to severance and employee benefits related to worldwide terminations as well as certain costs related to the consolidation of excess facilities. The remaining restructuring reserve balance at December 31, 2003 for all programs was $221 million. Charges related to previous employee restructuring actions of approximately $20 million are expected to be recorded in 2004, primarily related to pension settlements.

Worldwide employment declined by approximately 6,700 in 2003, to approximately 61,100, primarily reflecting reductions as part of our restructuring programs. Worldwide employment was approximately 67,800 and 78,900 at December 31, 2002 and 2001, respectively.

Gain on Affiliate’s Sale of Stock: In 2003, we recorded cumulative gains on an affiliate’s sale of stock of $13 million reflecting our proportionate share of the increase in equity of ScanSoft Inc., an equity investment. The gain resulted from ScanSoft’s issuance of stock in connection with its acquisition of Speechworks, Inc. ScanSoft is a developer of digital imaging software that enables users to leverage the power of their scanners, digital cameras and other electronic devices. In 2001, the gain on affiliate’s sale of stock of $4 million reflected our proportionate share of the increase in equity of ScanSoft Inc., resulting from issuance of their stock in connection with an acquisition.

Provision for Litigation: In 2003, we recorded a $239 million provision for litigation relating to the court approved settlement of the Berger v. Retirement Income Guarantee Plan (RIGP) litigation which is discussed in more detail in Note 15 to the Consolidated Financial Statements.

Other Expenses, Net: Other expenses, net for the three years ended December 31, 2003 consisted of the following ($ in millions):

	Year Ended December 31,
	2003	2002	2001
Non-financing interest expense	$522	$495	$544
Interest income	(65)	(77)	(101)
Net currency losses (gains)	11	77	(29)
Legal and regulatory matters	3	37	—
Amortization of goodwill (2001 only) and intangible assets	36	36	94
Loss (gain) on early extinguishment of debt	73	(1)	(63)
Business divestiture and asset sale losses (gains)	13	(1)	10
Minorities’ interests in earnings of subsidiaries	6	3	2
All other, net	38	24	53

	$637	$593	$510

Non-financing interest expense: 2003 non-financing interest expense was $27 million higher than 2002, primarily reflecting 2003 net losses of $13 million from the mark-to-market valuation of our interest rate swaps compared to gains of $12 million in 2002. Due to the inherent volatility in the interest rate markets, we are unable to predict the amount of the above noted mark-to-market gains or losses in future periods. 2003 non-financing interest expense included higher interest rates and borrowing costs in the first half of the year associated with the terms of the 2002 Credit Facility. These increased expenses were offset by lower borrowing costs in the second half of 2003 following the June 2003 Recapitalization.

2002 non-financing interest expense was $49 million lower than 2001 reflecting lower debt levels throughout 2002 and lower borrowing costs in the first half of the year, partially offset by higher interest rates and borrowing costs in the second half of the year associated with the terms of the 2002 Credit Facility. Lower borrowing costs reflected the continued decline in interest rates throughout 2002, coupled with our higher proportion of variable rate debt in 2002 as compared to 2001. Our 2002 credit ratings were below investment grade and effectively constrained our ability to fully use derivative contracts to manage interest rate risk.

Accordingly, although we benefited from lower interest rates in 2002, we had greater exposure to volatility in our results of operations. 2002 non-financing interest expense included net gains of $12 million from the mark-to-market valuation of our interest rate swaps.

Interest income: Interest income is derived primarily from our invested cash balances and interest resulting from periodic tax settlements. 2003 interest income was $12 million lower than 2002 reflecting declining interest rates and lower average cash balances, partially offset by $13 million of interest income related to Brazilian tax credits that became realizable in 2003. 2002 interest income was lower than 2001 due to lower invested cash balances in the second half of 2002, resulting from the payment of significant outstanding debt as well as lower interest rates.

Net currency losses (gains): Net currency losses (gains) result from the re-measurement of unhedged foreign currency-denominated assets and liabilities, the spot/forward premiums on foreign exchange forward contracts in those markets where we have been able to restore economic hedging capability and economic hedges of anticipated transactions for which we do not qualify for cash flow hedge accounting treatment under SFAS No. 133. Beginning with the second half 2002 and throughout 2003, we restored currency hedging capabilities, subject to limited exceptions in certain closed markets. This should limit remeasurement gains or losses in future periods. In 2003, exchange losses of $11 million were due largely to spot/forward premiums on foreign exchange forward contracts and unfavorable currency movements on economic hedges of anticipated transactions not qualifying for hedge accounting treatment.

In the first half of 2002, we incurred $57 million of exchange losses, primarily in Brazil and Argentina due to the devaluation of the underlying currencies. In the latter half of 2002, we were able to restore hedging capability in the majority of our key markets. Therefore, the $20 million of currency losses in the second half of 2002 primarily represented the spot/forward premiums on foreign exchange forward contracts and unfavorable currency movements on economic hedges of anticipated transactions not qualifying for hedge accounting treatment. In 2001, exchange gains on yen debt of $107 million more than offset losses on Euro loans of $36 million, a $17 million exchange loss resulting from the peso devaluation in Argentina and other currency exchange losses of $25 million. The 2001 currency gains were the result of net unhedged positions largely caused by our restricted access to the derivatives markets beginning in the fourth quarter 2000.

Legal and regulatory matters: Legal and regulatory matters for 2002 includes $27 million of expenses related to certain litigation, indemnifications and associated claims, as well as the $10 million penalty incurred in connection with our settlement with the SEC. See Note 15 to the Consolidated Financial Statements for additional information.

Amortization of goodwill and intangible assets: Prior to 2002, goodwill and other intangible asset amortization related primarily to our acquisitions of the remaining minority interest in Xerox Limited in 1995 and 1997, XL Connect in 1998 and the Color Printing and Imaging Division of Tektronix, Inc. in 2000. Effective January 1, 2002 and in connection with the adoption of SFAS No. 142, we no longer record amortization of goodwill. Intangible assets continue to be amortized over their useful lives. Further discussion is provided in Note 1 to the Consolidated Financial Statements.

Loss (gain) on early extinguishment of debt: In 2003, we recorded a $73 million loss on early extinguishment of debt reflecting the write-off of the remaining unamortized fees associated with the 2002 Credit Facility. The 2002 Credit Facility was repaid upon completion of the June 2003 Recapitalization. In 2002, we retired $52 million of long-term debt through the exchange of 6.4 million shares of common stock valued at $51 million. In 2001, we retired $374 million of long-term debt through the exchange of 41 million shares of common stock valued at $311 million. These transactions resulted in gains of $1 million and $63 million in 2002 and 2001, respectively.

Business divestiture and asset sale losses (gains): Business divestitures and asset sales in all years included miscellaneous land, buildings and equipment sales. In addition, the 2003 amount primarily included losses related to the sale of XES subsidiaries in France and Germany, which was partially offset by a gain on the sale of our investment in Xerox South Africa. The 2002 amount included the sales of our leasing business in Italy, our investment in Prudential Insurance company common stock and our equity investment in Katun Corporation. The 2001 amount included the sale of our Nordic leasing business. Further discussion is included in Note 3 to the Consolidated Financial Statements.

Income Taxes: The following table summarizes our consolidated income taxes and the related effective tax rate for each respective period ($ in millions):

	Year Ended December 31,
	2003	2002	2001
Pre-tax income	$436	$104	$328
Income taxes	134	4	473
Effective tax rate (1)	30.7%	3.8%	144.2%

(1)	A detailed reconciliation of the consolidated effective tax rate to the U.S. federal statutory income tax rate is included in Note 13.

The difference between the 2003 consolidated effective tax rate of 30.7 percent and the U.S. federal statutory income tax rate of 35 percent relates primarily to $35 million of tax benefits arising from the reversal of valuation allowances on deferred tax assets following a re-evaluation of their future realization due to improved financial performance, other foreign adjustments, including earnings taxed at different rates, the impact of Series B Convertible Preferred Stock dividends and state tax benefits. Such benefits were partially offset by tax expense for audit and other tax return adjustments, as well as $19 million of unrecognized tax benefits primarily related to recurring losses in certain jurisdictions where we continue to maintain deferred tax asset valuation allowances.

The difference between the 2002 consolidated effective tax rate of 3.8 percent and the U.S. federal statutory income tax rate of 35 percent relates primarily to the recognition of tax benefits resulting from the favorable resolution of a foreign tax audit of approximately $79 million, tax law changes of approximately $26 million and the impact of Series B Convertible Preferred Stock dividends. Such benefits were offset, in part, by tax expense recorded for the on-going examination in India, the sale of our interest in Katun Corporation, as well as recurring losses in certain jurisdictions where we are not providing tax benefits and continue to maintain deferred tax asset valuation allowances.

The difference between the 2001 consolidated effective tax rate of 144.2 percent and the U.S. federal statutory income tax rate of 35 percent relates primarily to the recognition of deferred tax asset valuation allowances of $247 million from our recoverability assessments, the taxes incurred in connection with the sale of our partial interest in Fuji Xerox and recurring losses in low tax jurisdictions. The gain for tax purposes on the sale of Fuji Xerox was disproportionate to the gain for book purposes as a result of a lower tax basis in the investment. Other items favorably impacting the tax rate included a tax audit resolution of approximately $140 million and additional tax benefits arising from prior period restructuring provisions.

Our consolidated effective income tax rate will change based on discrete events (such as audit settlements) as well as other factors including the geographical mix of income before taxes and the related tax rates in those jurisdictions. We anticipate that our 2004 annual consolidated effective tax rate will approximate 40 percent.

Equity in Net Income of Unconsolidated Affiliates: Equity in net income of unconsolidated affiliates is principally related to our 25 percent share of Fuji Xerox income. Our 2003 equity in net income of $58 million was comparable with 2002 and 2001 results of $54 million and $53 million, respectively.

Recent Accounting Pronouncements: See Note 1 of the Consolidated Financial Statements for a full description of recent accounting pronouncements including the respective dates of adoption and effects on results of operations and financial condition.

Capital Resources and Liquidity:

Cash Flow Analysis: The following summarizes our cash flows for the each of the three years ended December 31, 2003, as reported in our Consolidated Statements of Cash Flows in the accompanying Consolidated Financial Statements ($ in millions):

	2003	2002	2001
Net cash provided by operating activities	$1,879	$1,980	$1,754
Net cash provided by investing activities	49	93	685
Net cash used in financing activities	(2,470)	(3,292)	(189)
Effect of exchange rate changes on cash	132	116	(10)

(Decrease) increase in cash and cash equivalents	(410)	(1,103)	2,240
Cash and cash equivalents at beginning of year	2,887	3,990	1,750

Cash and cash equivalents at end of year	$2,477	$2,887	$3,990

Operating: For the year ended December 31, 2003, operating cash flows of $1.9 billion reflect pre-tax income of $436 million and the following non-cash items: depreciation and amortization of $748 million, provisions for receivables and inventory of $302 million, the provision for the Berger litigation of $239 million and a loss on early extinguishment of debt of $73 million. In addition, operating cash flows were enhanced by finance receivable reductions of $496 million, cash generated from the early termination of interest rate swaps of $136 million, accounts receivable reductions of $164 million, driven by improved collection efforts and other working capital improvements of over $600 million. The Finance receivable reduction results from collections of finance receivables associated with prior year sales that exceed receivables generated from recent equipment sales. This trend is expected to moderate as our equipment sales continue to increase. These cash flows were partially offset by pension plan contributions of $672 million related to our decision to accelerate and increase the 2003 funding level of our U.S. plans and increase the 2003 funding level of our U.K. plans, restructuring related cash payments of $345 million, income tax payments of $207 million and $166 million of cash outflow supporting our on-lease equipment investment.

The $101 million decline in operating cash flow versus 2002 primarily reflects increased pension plan contributions of $534 million, lower finance receivable reductions of $258 million reflecting the increase in equipment sale revenue in 2003, and increased on-lease equipment investment of $39 million. These items were partially offset by increased pre-tax income of $332 million, lower tax payments of $235 million and increased cash proceeds from the early termination of interest rate swaps of $80 million. The lower tax payments reflect the absence of the $346 million tax payment associated with the 2001 sale of a portion of our ownership interest in Fuji Xerox.

For the year ended December 31, 2002, operating cash flows of $2.0 billion reflect pre-tax income of $104 million and the following non-cash items: depreciation and amortization of $1,035 million, provisions for receivables and inventory of $468 million and impairment of goodwill of $63 million. Cash flows were also enhanced by finance receivable reductions of $754 million due to collection of receivables from prior year’s sales without an offsetting receivables increase due to lower equipment sales in 2002, together with a transition to third-party vendor financing arrangements in the Nordic countries, Italy, Brazil and Mexico. In addition, a restructuring charge of $670 million was recorded during the period. These items were partially offset by $442 million of tax payments, including $346 million related to the 2001 sale of half of our interest in Fuji Xerox, $392 million of restructuring payments, $127 million of on-lease equipment expenditures and a $138 million cash contribution to our pension plans.

The $226 million improvement in operating cash flow as compared to 2001 reflects increased finance receivable collections of $666 million, an improvement in cash flows from the early termination of derivative contracts of $204 million, lower on-lease equipment spending of $144 million and lower restructuring payments of $92 million. The decline in 2002 on-lease equipment spending reflected declining rental placement activity and populations, particularly in our older-generation light-lens products. These items were partially offset by higher cash taxes of $385 million, higher pension contributions of $96 million and increased working capital uses of over $400 million, much of which was caused by the termination of an accounts receivable sales facility. In addition, cash flow generated by reducing inventory during 2002 occurred at a much slower rate than in 2001 as inventory reductions were offset by increased requirements for new product launches.

We expect operating cash flows to approximate $1.5 billion in 2004, as compared to $1.9 billion in 2003. The reduction contemplates finance receivables growth as a result of continued expected equipment sales expansion as well as the absence of early derivative contract termination cash flow, partially offset by reduced restructuring payments and lower pension contributions.

Investing: Investing cash flows for the year ended December 31, 2003 consisted primarily of $235 million released from restricted cash related to former reinsurance obligations associated with our discontinued operations, $35 million of aggregate cash proceeds from the divestiture of our investment in Xerox South Africa, XES France and Germany and other minor investments, partially offset by capital and internal use software spending of $250 million. We expect 2004 capital expenditures to approximate $250 million.

Investing cash flows for the year ended December 31, 2002 consisted primarily of proceeds of $200 million from the sale of our Italian leasing business, $53 million related to the sale of certain manufacturing locations to Flextronics, $67 million related to the sale of our interest in Katun and $19 million from the sale of our investment in Prudential common stock. These inflows were partially offset by capital and internal use software spending of $196 million and increased requirements of $63 million for restricted cash supporting our vendor financing activities.

Investing cash flows in 2001 largely consisted of the $1,768 million of cash received from sales of businesses, including one half of our interest in Fuji Xerox, our leasing businesses in the Nordic countries and certain manufacturing assets to Flextronics. These cash proceeds were offset by capital and internal use software spending of $343 million, a $255 million payment related to our funding of trusts to replace letters of credit within our insurance discontinued operations, $115 million of payments for the funding of escrow requirements related to lease contracts transferred to GE, $229 million of payments for the funding of escrow requirements related to pre-funded interest payments required to support our liabilities to trusts issuing preferred securities and $217 million of payments for other contractual requirements.

Financing: Financing activities for the year ended December 31, 2003 consisted of net proceeds from secured borrowing activity with GE and other vendor financing partners of $269 million, net proceeds from the June 2003 convertible preferred stock offering of $889 million, net proceeds from the June 2003 common stock offering of $451 million, offset by preferred stock dividends of $57 million and other net cash outflows related to debt of $4.0 billion as detailed below:

$ In Millions
Payments
2002 Credit Facility	$(3,490)
Convertible Subordinated Debentures	(560)
Term debt and other	(1,596)

(5,646)

Borrowings, net of issuance costs
2010/2013 Senior Notes	1,218
2003 Credit Facility	271
All other	113

1,602

Net cash payments on debt	$(4,044)

Further details on our June 2003 Recapitalization are included within the Liquidity, Financial Flexibility and Funding Plans section of this MD&A.

Financing activities for the year ended December 31, 2002 consisted of $2.8 billion of debt repayments on the terminated revolving credit facility, $710 million on the 2002 Credit Facility, $1.9 billion of other scheduled debt payments and preferred stock dividends of $67 million. These cash outflows were partially offset by proceeds of $746 million from our 9.75 percent Senior Notes offering and $1.4 billion of net proceeds from secured borrowing activity with GE and other vendor financing partners.

Financing activities for the comparable 2001 period consisted of scheduled debt repayments of $2.4 billion and dividends on our common and preferred stock of $93 million. These outflows were offset by net proceeds from secured borrowing activity of $1,350 million and proceeds from a loan from trust subsidiaries issuing preferred securities of $1.0 billion.

Capital Structure and Liquidity: We provide equipment financing to a significant majority of our customers. Because the finance leases allow our customers to pay for equipment over time rather than at the date of installation, we need to maintain significant levels of debt to support our investment in customer finance leases. Since 2001, we have funded a significant portion of our finance receivables through third-party vendor financing arrangements. Securing the financing debt with the receivables it supports, eliminates certain significant refinancing, pricing and duration risks associated with our debt. We are currently raising funds to support our finance leasing through third-party vendor financing arrangements, cash generated from operations and capital markets offerings. Over time, we intend to increase the proportion of our total debt that is associated with vendor financing programs.

During the years ended December 31, 2003 and 2002, we borrowed $2,450 million and $3,055 million, respectively, under secured third-party vendor financing arrangements. Approximately 60 percent of our total finance receivable portfolio has been pledged to secure vendor financing loan arrangements at December 31, 2003, compared with approximately 50 percent a year earlier. We expect the pledged portion of our finance receivable portfolio to range from 55-60 percent during 2004. The following table compares finance receivables to financing-related debt as of December 31, 2003 and 2002 ($ in millions):

	December 31, 2003		December 31, 2002
	Finance Receivables, Net	Secured Debt	Finance Receivables, Net	Secured Debt
GE secured loans:
United States	$2,939	$2,598	$2,430	$2,323
Canada	528	440	347	319
United Kingdom	719	570	691	529
Germany	114	84	95	95

Total GE encumbered finance receivables, net	4,300	3,692	3,563	3,266
Merrill Lynch Loan – France	138	92	413	377
Asset-backed notes – France	429	364	—	—
DLL – Netherlands, Spain, and Belgium	335	277	113	111
U.S. asset-backed notes	—	—	247	139
Other U.S. securitizations	—	—	101	7

Total encumbered finance receivables, net (1)	5,202	$4,425	4,437	$3,900

Unencumbered finance receivables, net	3,611		4,568

Total finance receivables, net	$8,813		$9,005

(1)	Encumbered finance receivables represent the book value of finance receivables that secure each of the indicated loans.

As of December 31, 2003 and 2002, debt secured by finance receivables was approximately 40 percent and 28 percent of total debt, respectively. The following represents our aggregate debt maturity schedule as of December 31, 2003 ($ in millions):

	Bonds/ Bank Loans	Secured by Finance Receivables	Total Debt
2004	$2,208	$2,028	$4,236	(1)
2005	1,065	1,064	2,129
2006	25	461	486
2007	307	468	775
2008	378	404	782
Thereafter	2,758	—	2,758

Total	$6,741	$4,425	$11,166

(1)	Quarterly debt maturities for 2004 are $1,081, $1,087, $686 and $1,382 for the first, second, third and fourth quarters, respectively.

The following table summarizes our secured and unsecured debt as of December 31, 2003 and 2002:

	December 31, 2003	December 31, 2002
Credit Facility	$300	$925
Debt secured by finance receivables	4,425	3,900
Capital leases	29	40
Debt secured by other assets	99	90

Total Secured Debt	$4,853	$4,955

Credit Facility – unsecured	$—	$2,565
Senior Notes	2,137	852
Subordinated debt	19	575
Other Debt	4,157	5,224

Total Unsecured Debt	6,313	9,216

Total Debt	$11,166	$14,171

Liquidity, Financial Flexibility and Funding Plans: We manage our worldwide liquidity using internal cash management practices, which are subject to (1) the statutes, regulations and practices of each of the local jurisdictions in which we operate, (2) the legal requirements of the agreements to which we are a party and (3) the policies and cooperation of the financial institutions we utilize to maintain and provide cash management services.

Recapitalization: In June 2003, we successfully completed a $3.6 billion Recapitalization which reduced debt by $1.6 billion increased common and preferred equity by $1.3 billion and provided $0.7 billion of additional borrowing capacity. The Recapitalization included the offering and sale of 9.2 million shares of 6.25 percent Series C Mandatory Convertible Preferred Stock, 46 million shares of Common Stock, $700 million of 7.125 percent Senior Notes due 2010 and $550 million of 7.625 percent Senior Notes due 2013, and the closing of our $1 billion 2003 Credit Facility. Proceeds from the Recapitalization were used to fully repay our 2002 Credit Facility. The 2003 Credit Facility consists of a $300 million term loan and a $700 million revolving credit facility (which includes a $200 million sub-facility for letters of credit). Terms of the 2003 Credit Facility and the 2010 and 2013 Senior Notes are included in Note 10 to the Consolidated Financial Statements. The covenants under the 2003 Credit Facility reflect our improved financial position. For instance, there are no mandatory prepayments under the 2003 Credit Facility and the interest rate is approximately 2 percentage points lower than the 2002 Credit Facility. We expect that the reduced interest expense in 2004 attributable to the Recapitalization will largely offset the dilutive impact of the additional common shares issued.

2003 Credit Facility: Xerox Corporation is the only borrower of the term loan. The revolving credit facility is available, without sub-limit, to Xerox Corporation and certain of its foreign subsidiaries, including Xerox Canada Capital Limited, Xerox Capital (Europe) plc and other qualified foreign subsidiaries (excluding Xerox Corporation, the “Overseas Borrowers”). The 2003 Credit Facility matures on September 30, 2008. Debt issuance costs of $29 million were deferred in conjunction with the 2003 Credit Facility.

Subject to certain limits described in the following paragraph, the obligations under the 2003 Credit Facility are secured by liens on substantially all the assets of Xerox and each of our U.S. subsidiaries that have a consolidated net worth from time to time of $100 million or more (the “Material Subsidiaries”), excluding Xerox Credit Corporation (“XCC”) and certain other finance subsidiaries, and are guaranteed by certain Material Subsidiaries. Xerox Corporation is required to guarantee the obligations of the Overseas Borrowers. As of December 31, 2003, there were no outstanding borrowings under the revolving credit facility. However, as of December 31, 2003, the $300 million term loan and $51 million of letters of credit were outstanding.

Under the terms of certain of our outstanding public bond indentures, the amount of obligations under the 2003 Credit Facility that can be secured, as described above, is limited to the excess of (x) 20 percent of our consolidated net worth (as defined in the public bond indentures) over (y) the outstanding amount of certain other debt that is secured by the Restricted Assets. Accordingly, the amount of 2003 Credit Facility debt secured by the Restricted Assets will vary from time to time with changes in our consolidated net worth. The amount of security provided under this formula is allocated ratably to the term loan and revolving loans outstanding at any time.

The term loan and the revolving loans each bear interest at LIBOR plus a spread that varies between 1.75 percent and 3 percent (or, at our election, at a base rate plus a spread that varies between 0.75 percent and 2 percent) depending on the then-current leverage ratio, as defined, in the 2003 Credit Facility. This rate was 3.42 percent at December 31, 2003.

The 2003 Credit Facility contains affirmative and negative covenants including limitations on: issuance of debt and preferred stock; investments and acquisitions; mergers; certain transactions with affiliates; creation of liens; asset transfers; hedging transactions; payment of dividends and certain other payments and intercompany loans. The 2003 Credit Facility contains financial maintenance covenants, including minimum EBITDA, as defined, maximum leverage (total adjusted debt divided by EBITDA), annual maximum capital expenditures limits and minimum consolidated net worth, as defined. These covenants are more fully discussed in Note 10.

The 2003 Credit Facility generally does not affect our ability to continue to securitize receivables under additional or existing third-party vendor financing arrangements. Subject to certain exceptions, we cannot pay cash dividends on our common stock during the term of the 2003 Credit Facility, although we can pay cash dividends on our preferred stock, provided there is then no event of default under the 2003 Credit Facility. Among defaults customary for facilities of this type, defaults on our other debt, bankruptcy of certain of our legal entities, or a change in control of Xerox Corporation, would all constitute events of default under the 2003 Credit Facility.

2010 and 2013 Senior Notes: We issued $700 million aggregate principal amount of Senior Notes due 2010 and $550 million aggregate principal amount of Senior Notes due 2013 in connection with the June 2003 Recapitalization. Interest on the Senior Notes due 2010 and 2013 accrues at the rate of 7.125 percent and 7.625 percent, respectively, per year and is payable semiannually on each June 15 and December 15. In conjunction with the issuance of the 2010 and 2013 Senior Notes, debt issuance costs of $32 million were deferred. These notes, along with our Senior Notes due 2009, are guaranteed by our wholly-owned subsidiaries Intelligent Electronics, Inc. and Xerox International Joint Marketing, Inc. Financial information of these guarantors is included in Note 19 to the Consolidated Financial Statements. The senior notes also contain negative covenants

(but no financial maintenance covenants) similar to those contained in the 2003 Credit Facility. However, they generally provide us with more flexibility than the 2003 Credit Facility covenants, except that payment of cash dividends on the 6.25 percent Series C Mandatory Convertible Preferred Stock is subject to certain conditions. See Note 10 to the Consolidated Financial Statements for a description of the covenants.

Financing Business: We implemented third-party vendor financing programs in the United States, Canada, the U.K., France, The Netherlands, the Nordic countries, Italy, Brazil and Mexico through major initiatives with GE, Merrill Lynch and other third-party vendors to fund our finance receivables in these countries. These initiatives include the completion of the U.S. Loan Agreement with General Electric Capital Corporation (“GECC”) (the “Loan Agreement”). See Note 4 to the Consolidated Financial Statements for a discussion of our vendor financing initiatives.

GECC U.S. Secured Borrowing Arrangement: In October 2002, we finalized an eight-year Loan Agreement with GECC. The Loan Agreement provides for a series of monthly secured loans up to $5 billion outstanding at any time ($2.6 billion outstanding at December 31, 2003). The $5 billion limit may be increased to $8 billion subject to agreement between the parties. Additionally, the agreement contains mutually agreed renewal options for successive two-year periods. The Loan Agreement, as well as similar loan agreements with GE in the U.K. and Canada, incorporates the financial maintenance covenants contained in the 2003 Credit Facility and contains other affirmative and negative covenants.

Under the Loan Agreement, we expect GECC to fund a significant portion of new U.S. lease originations at over-collateralization rates, which vary over time, but are expected to approximate 10 percent at the inception of each funding. The securitizations are subject to interest rates calculated at each monthly loan occurrence at yield rates consistent with average rates for similar market based transactions. The funds received under this agreement are recorded as secured borrowings and the associated finance receivables are included in our Consolidated Balance Sheet. GECC’s commitment to fund under this agreement is not subject to our credit ratings.

Loan Covenants and Compliance: At December 31, 2003, we were in full compliance with the covenants and other provisions of the 2003 Credit Facility, the senior notes and the Loan Agreement and expect to remain in full compliance for at least the next twelve months. Any failure to be in compliance with any material provision or covenant of the 2003 Credit Facility or the senior notes could have a material adverse effect on our liquidity and operations. Failure to be in compliance with the covenants in the Loan Agreement, including the financial maintenance covenants incorporated from the 2003 Credit Facility, would result in an event of termination under the Loan Agreement and in such case GECC would not be required to make further loans to us. If GECC were to make no further loans to us and assuming a similar facility was not established, it would materially adversely affect our liquidity and our ability to fund our customers’ purchases of our equipment and this could materially adversely affect our results of operations. We have the right at any time to prepay any loans outstanding under or terminate the 2003 Credit Facility.

Credit Ratings: Our credit ratings as of February 27, 2004 were as follows:

	Senior Unsecured Debt	Outlook	Comments
Moody’s (1)	B1	Stable	The Moody’s rating was upgraded from B1 (with a negative outlook) in December 2003.
S&P	B+	Negative	The S&P rating on Senior Secured Debt is BB-.
Fitch	BB	Stable	The Fitch rating was upgraded from BB- (with a negative outlook) in June 2003.

(1)	In December 2003, Moody’s assigned to Xerox a first time SGL-1 rating.

Our ability to obtain financing and the related cost of borrowing is affected by our debt ratings, which are periodically reviewed by the major credit rating agencies. Our current credit ratings are below investment grade and we expect our access to the public debt markets to be limited to the non-investment grade segment until our ratings have been restored. Specifically, until our credit ratings improve, it is unlikely we will be able to access the low-interest commercial paper markets or to obtain unsecured bank lines of credit.

Summary - Financial Flexibility and Liquidity: With $2.5 billion of cash and cash equivalents on hand at December 31, 2003 and borrowing capacity under our 2003 Credit Facility of $700 million, less $51 million utilized for letters of credit, we believe our liquidity (including operating and other cash flows that we expect to generate) will be sufficient to meet operating cash flow requirements as they occur and to satisfy all scheduled debt maturities for at least the next twelve months. Our ability to maintain positive liquidity going forward depends on our ability to continue to generate cash from operations and access to the financial markets, both of which are subject to general economic, financial, competitive, legislative, regulatory and other market factors that are beyond our control. We currently have a $2.5 billion shelf registration that enables us to access the market on an opportunistic basis and offer both debt and equity securities.

Contractual Cash Obligations and Other Commercial Commitments and Contingencies: At December 31, 2003, we had the following contractual cash obligations and other commercial commitments and contingencies ($ in millions):

	Year 1	Years 2-3		Years 4-5
	2004	2005	2006	2007	2008	Thereafter
Long-term debt, including capital lease obligations [1]	$4,194	$2,129	$486	$775	$782	$2,758
Minimum operating lease commitments [2]	235	190	148	118	96	383
Liabilities to subsidiary trusts issuing preferred securities [3]	1,067	—	77	—	—	665

Total contractual cash obligations	$5,496	$2,319	$711	$893	$878	$3,806

[1]	Refer to Note 10 to our Consolidated Financial Statements for additional information related to long-term debt (amounts include principal portion only).
[2]	Refer to Notes 5 and 6 to our Consolidated Financial Statements for additional information related to minimum operating lease commitments.
[3]	Refer to Note 14 to our Consolidated Financial Statements for additional information related to liabilities to subsidiary trusts issuing preferred securities (amounts include principal portion only). The amounts shown above correspond to the year in which the preferred securities can first be put to us. We have the option to settle the 2004 amounts in stock if such loan is put to us.

Other Commercial Commitments and Contingencies:

Pension and Other Post-Retirement Benefit Plans: We sponsor pension and other post-retirement benefit plans that require periodic cash contributions. Our 2003 cash fundings for these plans were $672 million for pensions and $101 million for other post-retirement plans. Our anticipated cash fundings for 2004 are $63 million for pensions and $114 million for other post-retirement plans. Cash contribution requirements for our domestic tax qualified pension plans are governed by the Employment Retirement Income Security Act (ERISA) and the Internal Revenue Code. Cash contribution requirements for our international plans are subject to the applicable regulations in each country. The expected contributions for pensions for 2004 of $63 million include no expected contributions to the domestic tax qualified plans because these plans have already exceeded the ERISA minimum funding requirements for the plans’ 2003 plan year due to funding of approximately $450 million in 2003. Of this amount, $325 million was accelerated or in excess of required amounts. Our post-retirement plans are non-funded and are almost entirely related to domestic operations. Cash contributions are made each year to cover medical claims costs incurred in that year.

Flextronics: As previously discussed, in 2001 we outsourced certain manufacturing activities to Flextronics under a five-year agreement. During 2003, we purchased approximately $910 million of inventory from

Flextronics. We anticipate that we will purchase approximately $915 million of inventory from Flextronics during 2004 and expect to increase this level commensurate with our sales in the future.

Fuji Xerox: We had product purchases from Fuji Xerox totaling $871 million, $727 million, and $598 million in 2003, 2002 and 2001, respectively. Our purchase commitments with Fuji Xerox are in the normal course of business and typically have a lead time of three months. We anticipate that we will purchase approximately $1 billion of products from Fuji Xerox in 2004. Related party transactions with Fuji Xerox are disclosed in Note 7 to the Consolidated Financial Statements.

Other Purchase Commitments: We enter into other purchase commitments with vendors in the ordinary course of business. Our policy with respect to all purchase commitments is to record losses, if any, when they are probable and reasonably estimable. We currently do not have, nor do we anticipate, material loss contracts.

EDS Contract: We have an information management contract with Electronic Data Systems Corp. to provide services to us for global mainframe system processing, application maintenance and enhancements, desktop services and helpdesk support, voice and data network management, and server management. In 2001, we extended the original ten-year contract through June 30, 2009. Although there are no minimum payments required under the contract, we anticipate making the following payments to EDS over the next five years (in millions): 2004—$331; 2005—$332; 2006—$317; 2007—$307; 2008—$302. The estimated payments are the result of an EDS and Xerox Global Demand Case process that has been in place for eight years. Twice a year, using this estimating process based on historical activity, the parties agree on a projected volume of services to be provided under each major element of the contract. Pricing for the base services (which are comprised of global mainframe system processing, application maintenance and enhancements, desktop services and help desk support, voice and data management) were established when the contract was signed in 1994 based on our actual costs in preceding years. The pricing was modified through comparisons to industry benchmarks and through negotiations in subsequent amendments. Prices and services for the period July 1, 2004 through June 30, 2009 are currently being negotiated and, as such, are subject to change. Under the current contract, we can terminate the contract with six months notice, as defined in the contract, with no termination fee and with payment to EDS for incurred costs as of the termination date. We have an option to purchase the assets placed in service under the EDS contract, should we elect to terminate the contract and either operate those assets ourselves or enter a separate contract with a similar service provider.

Off-Balance Sheet Arrangements:

As discussed in Note 1 to the Consolidated Financial Statements, in December 2003, we adopted Financial Accounting Standards Board Interpretation No. 46R “Consolidation of Variable Interest Entities, an interpretation of ARB 51” (“FIN 46R”). As a result of our adoption of FIN 46R, we deconsolidated certain subsidiary trusts which were previously consolidated. All periods presented have been reclassified to reflect this change. As discussed further in Note 14 to the Consolidated Financial Statements, “Liability to Subsidiary Trusts Issuing Preferred Securities,” these trusts previously issued preferred securities. Although the preferred securities issued by these subsidiaries are not reflected on our consolidated balance sheets, we have reflected our obligations to them in the liability caption “Liability to Subsidiary Trusts Issuing Preferred Securities.” The nature of our obligations to these deconsolidated subsidiaries are discussed in Note 14.

Although we generally do not utilize off-balance sheet arrangements in our operations, we enter into operating leases in the normal course of business. The nature of these lease arrangements is discussed in Note 6 to the Consolidated Financial Statements. Additionally, we utilize special purpose entities (“SPEs”) in conjunction with certain vendor financing transactions. The SPEs utilized in conjunction with these transactions are consolidated in our financial statements in accordance with applicable accounting standards. These transactions, which are discussed further in Note 4 to the Consolidated Financial Statements, have been accounted for as secured borrowings with the debt and related assets remaining on our balance sheets. Although the obligations related to these transactions are included in our balance sheet, recourse is generally limited to the secured assets and no other assets of the Company.

Financial Risk Management:

As a multinational company, we are exposed to market risk from changes in foreign currency exchange rates and interest rates that could affect our results of operations and financial condition. As a result of our improved liquidity and financial position, our ability to utilize derivative contracts as part of our risk management strategy, described below, has substantially improved. Certain of these hedging arrangements do not qualify for hedge accounting treatment under SFAS 133. Accordingly, our results of operations are exposed to some volatility, which we attempt to minimize or eliminate whenever possible. The level of volatility will vary with the level of derivative hedges outstanding, as well as the currency and interest rate market movements in the period.

We enter into limited types of derivative contracts, including interest rate swap agreements, foreign currency swap agreements, cross currency interest rate swap agreements, forward exchange contracts, purchased foreign currency options and purchased interest rate collars, to manage interest rate and foreign currency exposures. The fair market values of all our derivative contracts change with fluctuations in interest rates and/or currency rates and are designed so that any changes in their values are offset by changes in the values of the underlying exposures. Our derivative instruments are held solely to hedge economic exposures; we do not enter into derivative instrument transactions for trading or other speculative purposes and we employ long-standing policies prescribing that derivative instruments are only to be used to achieve a very limited set of objectives.

Our primary foreign currency market exposures include the Japanese yen, Euro, British pound sterling, Brazilian real, and Canadian dollar. For each of our legal entities, we generally hedge foreign currency denominated assets and liabilities, primarily through the use of derivative contracts. In entities with significant assets and liabilities, we use derivative contracts to hedge the net exposure in each currency, rather than hedging each asset and liability separately. We typically enter into simple unleveraged derivative transactions. Our policy is to transact derivatives only with counterparties having an investment-grade or better rating and to monitor market risk and exposure for each counterparty. We also utilize arrangements with each counterparty that allow us to net gains and losses on separate contracts. This further mitigates the credit risk associated with our financial instruments. Based upon our ongoing evaluation of the replacement cost of our derivative transactions and counterparty credit worthiness, we consider the risk of a material default by any of our counterparties to be remote.

Some of our derivative contracts and several other material contracts at December 31, 2003 require us to post cash collateral or maintain minimum cash balances in escrow. These cash amounts are reported in our Consolidated Balance Sheets within Other current assets or other long-term assets, depending on when the cash will be contractually released, as presented in Note 1 to the Consolidated Financial Statements.

Assuming a 10 percent appreciation or depreciation in foreign currency exchange rates from the quoted foreign currency exchange rates at December 31, 2003, the potential change in the fair value of foreign currency-denominated assets and liabilities in each entity would be insignificant because all material currency asset and liability exposures were hedged as of December 31, 2003. A 10 percent appreciation or depreciation of the U.S. Dollar against all currencies from the quoted foreign currency exchange rates at December 31, 2003 would have a $443 million impact on our Cumulative Translation Adjustment portion of equity. The amount permanently invested in foreign subsidiaries and affiliates, primarily Xerox Limited, Fuji Xerox and Xerox do Brasil, and translated into dollars using the year-end exchange rates, was $4.4 billion at December 31, 2003, net of foreign currency-denominated liabilities designated as a hedge of our net investment.

Interest Rate Risk Management: The consolidated weighted-average interest rates related to our debt and liabilities to subsidiary trusts issuing preferred securities for 2003, 2002 and 2001 approximated 6.0 percent, 5.0 percent, and 5.5 percent, respectively. Interest expense includes the impact of our interest rate derivatives.

Virtually all customer-financing assets earn fixed rates of interest. As discussed above, a significant portion of those assets has been pledged to secure vendor financing loan arrangements and the interest rates on a significant portion of those loans are fixed. As we implement additional third-party vendor financing arrangements and continue to repay existing debt, the proportion of our financing assets which is match-funded against related secured debt will increase.

As of December 31, 2003, approximately $2.7 billion of our debt bears interest at variable rates, including the effect of pay-variable interest rate swaps we are utilizing to reduce the effective interest rate on our debt.

The fair market values of our fixed-rate financial instruments, including debt and interest-rate derivatives, are sensitive to changes in interest rates. At December 31, 2003, a 10 percent change in market interest rates would change the fair values of such financial instruments by $297 million.

Forward-Looking Cautionary Statements:

This Annual Report contains forward-looking statements and information relating to Xerox that are based on our beliefs, as well as assumptions made by and information currently available to us. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. Actual results could differ materially from those projected in such forward-looking statements. Information concerning certain factors that could cause actual results to differ materially is included in our 2003 Annual Report on Form 10-K filed with the SEC. We do not intend to update these forward-looking statements.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Xerox Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and common shareholders’ equity present fairly, in all material respects, the financial position of Xerox Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, in 2003 the Company adopted the provisions of the Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB 51,” which changed certain consolidation policies. Additionally, as discussed in Note 1, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002.

PricewaterhouseCoopers LLP

Stamford, Connecticut

January 27, 2004

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
(in millions, except per-share data)	2003	2002	2001
Revenues
Sales	$6,970	$6,752	$7,443
Service, outsourcing and rentals	7,734	8,097	8,436
Finance income	997	1,000	1,129

Total Revenues	15,701	15,849	17,008

Costs and Expenses
Cost of sales	4,436	4,233	5,170
Cost of service, outsourcing and rentals	4,311	4,494	4,880
Equipment financing interest	362	401	457
Research and development expenses	868	917	997
Selling, administrative and general expenses	4,249	4,437	4,728
Restructuring and asset impairment charges	176	670	715
Gain on sale of half of interest in Fuji Xerox	—	—	(773)
Gain on affiliate’s sale of stock	(13)	—	(4)
Provision for litigation	239	—	—
Other expenses, net	637	593	510

Total Costs and Expenses	15,265	15,745	16,680

Income before Income Taxes, Equity Income and Cumulative Effect of Change in Accounting Principle	436	104	328
Income taxes	134	4	473

Income (Loss) before Equity Income and Cumulative Effect of Change in Accounting Principle	302	100	(145)
Equity in net income of unconsolidated affiliates	58	54	53

Income (Loss) before Cumulative Effect of Change in Accounting Principle	360	154	(92)
Cumulative effect of change in accounting principle	—	(63)	(2)

Net Income (Loss)	360	91	(94)
Less: Preferred stock dividends, net	(71)	(73)	(12)

Income (Loss) available to common shareholders	$289	$18	$(106)

Basic Earnings (Loss) per Share
Income (Loss) before Cumulative Effect of Change in Accounting Principle	$0.38	$0.11	$(0.15)

Net Earnings (Loss) per Share	$0.38	$0.02	$(0.15)

Diluted Earnings (Loss) per Share
Income (Loss) before Cumulative Effect of Change in Accounting Principle	$0.36	$0.10	$(0.15)

Net Earnings (Loss) per Share	$0.36	$0.02	$(0.15)

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

	December 31,
(in millions)	2003	2002
Assets
Cash and cash equivalents	$2,477	$2,887
Accounts receivable, net	2,159	2,072
Billed portion of finance receivables, net	461	564
Finance receivables, net	2,981	3,088
Inventories	1,152	1,231
Other current assets	1,105	1,187

Total Current Assets	10,335	11,029
Finance receivables due after one year, net	5,371	5,353
Equipment on operating leases, net	364	450
Land, buildings and equipment, net	1,827	1,757
Investments in affiliates, at equity	644	695
Intangible assets, net	325	360
Goodwill	1,722	1,564
Deferred tax assets, long-term	1,526	1,592
Other long-term assets	2,477	2,750

Total Assets	$24,591	$25,550

Liabilities and Equity
Short-term debt and current portion of long-term debt	$4,236	$4,377
Accounts payable	898	839
Accrued compensation and benefits costs	532	481
Unearned income	251	257
Other current liabilities	1,652	1,833

Total Current Liabilities	7,569	7,787
Long-term debt	6,930	9,794
Pension and other benefit liabilities	1,058	1,307
Post-retirement medical benefits	1,268	1,251
Liabilities to subsidiary trusts issuing preferred securities	1,809	1,793
Other long-term liabilities	1,278	1,217

Total Liabilities	19,912	23,149
Series B convertible preferred stock	499	508
Series C mandatory convertible preferred stock	889	—
Common stock, including additional paid in capital	3,239	2,739
Retained earnings	1,315	1,025
Accumulated other comprehensive loss	(1,263)	(1,871)

Total Liabilities and Equity	$24,591	$25,550

Shares of common stock issued and outstanding were (in thousands) 793,884 and 738,273 at December 31, 2003 and December 31, 2002, respectively.

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(in millions)	2003	2002	2001
Cash Flows from Operating Activities:
Net income (loss)	$360	$91	$(94)
Adjustments required to reconcile net income (loss) to cash flows from operating activities:
Provision for litigation	239	—	—
Depreciation and amortization	748	1,035	1,332
Impairment of goodwill	—	63	—
Provisions for receivables and inventory	302	468	748
Restructuring and other charges	176	670	715
Deferred tax benefit	(70)	(178)	(10)
Loss (gain) on early extinguishment of debt	73	(1)	(63)
Cash payments for restructurings	(345)	(392)	(484)
Contributions to pension benefit plans	(672)	(138)	(42)
Net gains on sales of businesses, assets and affiliate’s sale of stock	(1)	(1)	(765)
Undistributed equity in net income of unconsolidated affiliates	(37)	(23)	(20)
Decrease in inventories	62	16	319
Increase in on-lease equipment	(166)	(127)	(271)
Decrease in finance receivables	496	754	88
(Increase) decrease in accounts receivable and billed portion of finance receivables	164	(266)	189
Increase (decrease) in accounts payable and accrued compensation	414	330	(228)
Net change in income tax assets and liabilities	(3)	(260)	428
Decrease in other current and long-term liabilities	(43)	(109)	(95)
Early termination of derivative contracts	136	56	(148)
Other, net	46	(8)	155

Net cash provided by operating activities	1,879	1,980	1,754

Cash Flows from Investing Activities:
Cost of additions to land, buildings and equipment	(197)	(146)	(219)
Proceeds from sales of land, buildings and equipment	10	19	69
Cost of additions to internal use software	(53)	(50)	(124)
Proceeds from divestitures, net	35	340	1,768
Net change in escrow and other restricted investments	254	(63)	(816)
Other, net	—	(7)	7

Net cash provided by investing activities	49	93	685

Cash Flows from Financing Activities:
Cash proceeds from new secured financings	2,450	3,055	2,418
Debt payments on secured financings	(2,181)	(1,662)	(1,068)
Net cash payments on debt	(4,044)	(4,619)	(2,448)
Proceeds from issuance of mandatorily redeemable preferred stock	889	—	—
Dividends on common and preferred stock	(57)	(67)	(93)
Proceeds from issuances of common stock	477	4	28
Proceeds from loans to trusts issuing preferred securities	—	—	1,004
Settlements of equity put options, net	—	—	(28)
Dividends to minority shareholders	(4)	(3)	(2)

Net cash used in financing activities	(2,470)	(3,292)	(189)

Effect of exchange rate changes on cash and cash equivalents	132	116	(10)

(Decrease) increase in cash and cash equivalents	(410)	(1,103)	2,240
Cash and cash equivalents at beginning of year	2,887	3,990	1,750

Cash and cash equivalents at end of year	$2,477	$2,887	$3,990

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS’ EQUITY

(In millions, except share data)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss(1)	Total
Balance at December 31, 2000	668,576	$670	$1,561	$1,150	$(1,580)	$1,801

Net loss				(94)		(94)
Translation adjustments					(210)	(210)
Minimum pension liability, net of tax					(40)	(40)
Unrealized gain on securities, net of tax					4	4
FAS 133 transition adjustment					(19)	(19)
Unrealized gains on cash flow hedges, net of tax					12	12

Comprehensive loss						$(347)

Stock option and incentive plans, net	546	1	5			6
Convertible securities	5,865	6	36			42
Common stock dividends ($0.05 per share)				(34)		(34)
Series B convertible preferred stock dividends ($1.56 per share), net of tax				(12)		(12)
Equity for debt exchanges	41,154	41	270			311
Issuance of unregistered shares	5,861	6	22			28
Other	312	—	4	(2)	—	2

Balance at December 31, 2001	722,314	$724	$1,898	$1,008	$(1,833)	$1,797

Net income				91		91
Translation adjustments (2)					234	234
Minimum pension liability, net of tax					(279)	(279)
Unrealized gain on securities, net of tax					1	1
Unrealized gains on cash flow hedges, net of tax					6	6

Comprehensive income						$53

Stock option and incentive plans, net	2,385	2	10			12
Convertible securities	7,118	7	48			55
Series B convertible preferred stock dividends ($10.94 per share), net of tax				(73)		(73)
Equity for debt exchanges	6,412	6	45			51
Other	44	(1)	—	(1)	—	(2)

Balance at December 31, 2002	738,273	$738	$2,001	$1,025	$(1,871)	$1,893

Net income				360		360
Translation Adjustments					547	547
Minimum pension liability, net of tax					42	42
Unrealized gain on securities, net of tax					17	17
Unrealized gains on cash flow hedges, net of tax					2	2

Comprehensive income						$968

Stock option and incentive plans, net	9,530	9	41			50
Common stock offering	46,000	46	405			451
Series B convertible preferred stock dividends ($6.25 per share), net of tax				(41)		(41)
Series C mandatory convertible preferred stock dividends ($3.23 per share)				(30)		(30)
Other	81	1	(2)	1	—	—

Balance at December 31, 2003	793,884	$794	$2,445	$1,315	$(1,263)	$3,291

(1)	As of December 31, 2003, Accumulated Other Comprehensive Loss is composed of cumulative translation adjustments of $(977), unrealized gain on securities of $17, minimum pension liabilities of $(304) and cash flow hedging gains of $1.
(2)	Includes reclassification adjustments for foreign currency translation losses of $59, that were realized in 2002 due to the sale of businesses. These amounts were included in accumulated other comprehensive loss in prior periods as unrealized losses. Refer to Note 3 for further discussion.

The accompanying notes are an integral part of the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Note 1—Summary of Significant Accounting Policies

References herein to “we,” “us” or “our” refer to Xerox Corporation and its subsidiaries unless the context specifically requires otherwise.

Description of Business and Basis of Presentation: We are a technology and services enterprise, as well as a leader in the global document market, developing, manufacturing, marketing, servicing and financing a complete range of document equipment, software, solutions and services.

Liquidity, Financial Flexibility and Funding Plans: We manage our worldwide liquidity using internal cash management practices which are subject to (1) the statutes, regulations and practices of each of the local jurisdictions in which we operate, (2) the legal requirements of the agreements to which we are parties and (3) the policies and cooperation of the financial institutions we utilize to maintain and provide cash management services.

In June 2003, we completed a $3.6 billion recapitalization (the “Recapitalization”) that included the offering and sale of 9.2 million shares of 6.25 percent Series C Mandatory Convertible Preferred Stock, 46 million shares of Common Stock, $700 of 7.125 percent Senior Notes due 2010 and $550 of 7.625 percent Senior Notes due 2013 and the closing of our new $1.0 billion credit agreement which matures on September 30, 2008 (the “2003 Credit Facility”). The 2003 Credit Facility consists of a fully drawn $300 term loan and a $700 revolving credit facility (which includes a $200 sub-facility for letters of credit). The proceeds from the Recapitalization were used to repay the amounts outstanding under the Amended and Restated Credit Agreement we entered into in June 2002 (the “2002 Credit Facility”). Upon repayment of amounts outstanding, the 2002 Credit Facility was terminated and we incurred a $73 charge associated with unamortized debt issuance costs.

On December 31, 2003, we had $700 of borrowing capacity under the 2003 Credit Facility, less $51 utilized for letters of credit. The 2003 Credit Facility contains affirmative and negative covenants, financial maintenance covenants and other limitations. The indentures governing our outstanding senior notes contain several affirmative and negative covenants. The senior notes do not, however, contain any financial maintenance covenants. The covenants and other limitations contained in the 2003 Credit Facility and the senior notes are more fully discussed in Note 10. Our U.S. Loan Agreement with General Electric Capital Corporation (“GECC”) (effective through 2010) relating to our vendor financing program (the “Loan Agreement”) provides for a series of monthly secured loans up to $5 billion outstanding at any time. As of December 31, 2003, $2.6 billion was outstanding under the Loan Agreement. The Loan Agreement, as well as similar loan agreements with GE in the U.K. and Canada that are discussed further in Note 4, incorporates the financial maintenance covenants contained in the 2003 Credit Facility and contains other affirmative and negative covenants.

At December 31, 2003, we were in full compliance with the covenants and other provisions of the 2003 Credit Facility, the senior notes and the Loan Agreement and we expect to remain in full compliance for at least the next twelve months. Any failure to be in compliance with any material provision or covenant of the 2003 Credit Facility or the senior notes could have a material adverse effect on our liquidity and operations. Failure to be in compliance with the covenants in the Loan Agreement, including the financial maintenance covenants incorporated from the 2003 Credit Facility, would result in an event of termination under the Loan Agreement and in such case GECC would not be required to make further loans to us. If GECC were to make no further loans to us and assuming a similar facility was not established, it would materially adversely affect our liquidity and our ability to fund our customers’ purchases of our equipment and this could materially adversely affect our results of operations.

With $2.5 billion of cash and cash equivalents on hand at December 31, 2003 and borrowing capacity under our 2003 Credit Facility of $700, less $51 utilized for letters of credit, we believe our liquidity (including

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

operating and other cash flows that we expect to generate) will be sufficient to meet operating cash flow requirements as they occur and to satisfy all scheduled debt maturities for at least the next twelve months. Our ability to maintain positive liquidity going forward depends on our ability to continue to generate cash from operations and access the financial markets, both of which are subject to general economic, financial, competitive, legislative, regulatory and other market factors that are beyond our control.

Our ability to obtain financing and the related cost of borrowing is affected by our debt ratings, which are periodically reviewed by the major credit rating agencies. Our current credit ratings are below investment grade and we expect our access to the public debt markets to be limited to the non-investment grade segment until our ratings have been restored. Specifically, until our credit ratings improve, it is unlikely we will be able to access the low-interest commercial paper markets or to obtain unsecured bank lines of credit.

We currently have a $2.5 billion shelf registration that enables us to access the market on an opportunistic basis and offer both debt and equity securities.

Basis of Consolidation: The Consolidated Financial Statements include the accounts of Xerox Corporation and all of our controlled subsidiary companies. All significant intercompany accounts and transactions have been eliminated. Investments in business entities in which we do not have control, but we have the ability to exercise significant influence over operating and financial policies (generally 20 to 50 percent ownership), are accounted for using the equity method of accounting. Upon the sale of stock of a subsidiary, we recognize a gain or loss in our Consolidated Statements of Income equal to our proportionate share of the corresponding increase or decrease in that subsidiary’s equity. Operating results of acquired businesses are included in the Consolidated Statements of Income from the date of acquisition and, for variable interest entities in which we are determined to be the primary beneficiary, from the date such determination is made.

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

Income before Income Taxes, Equity Income and Cumulative Effect of Change in Accounting Principle: Throughout the Notes to the Consolidated Financial Statements, we refer to the effects of certain changes in estimates and other adjustments on Income before Income Taxes, Equity Income and Cumulative Effect of Change in Accounting Principle. For convenience and ease of reference, that caption in our Consolidated Statements of Income is hereafter referred to as “pre-tax income.”

Use of Estimates: The preparation of our Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to: (i) allocation of revenues and fair values in leases and other multiple element arrangements; (ii) accounting for residual values; (iii) economic lives of leased assets; (iv) allowance for doubtful accounts; (v) inventory valuation; (vi) restructuring and related charges; (vii) asset impairments; (viii) depreciable lives of assets; (ix) useful lives of intangible assets; (x) pension and post-retirement benefit plans; (xi) income tax valuation allowances and (xii) contingency and litigation reserves. Future events and their effects cannot be predicted with certainty; accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our Consolidated Financial Statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results could differ from those estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

The following table summarizes the more significant charges that require management estimates:

	Year ended December 31,
	2003	2002	2001
Restructuring provisions and asset impairments	$176	$670	$715
Amortization and impairment of goodwill and intangible assets	35	99	94
Provisions for receivables	224	353	506
Provisions for obsolete and excess inventory	78	115	242
Depreciation and obsolescence of equipment on operating leases	271	408	657
Depreciation of buildings and equipment	299	341	402
Amortization of capitalized software	143	249	179
Pension benefits - net periodic benefit cost	364	168	99
Other post-retirement benefits - net periodic benefit cost	108	120	130
Deferred tax asset valuation allowance provisions	(16)	15	247

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

New Accounting Standards and Accounting Changes:

Variable Interest Entities: In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB 51” (“FIN 46”). The primary objectives of FIN 46 were to provide guidance on the identification of entities for which control is achieved through means other than through voting rights and how to determine when and which business enterprise should consolidate the variable interest entity (“VIE”). We adopted FIN 46 on July 1, 2003 and, as a result, we began consolidating our joint venture with De Lage Landen International BV (“DLL”), our vendor financing partnership in the Netherlands, effective July 1, 2003 as we were deemed to be the primary beneficiary of the joint venture’s financial results. Prior to the adoption of FIN 46, we accounted for our investment with DLL under the equity method of accounting.

In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”), in part, to clarify certain of its provisions. FIN 46R addressed substantive ownership provisions related to consolidation. As a result of FIN 46R, we were required to deconsolidate three of our subsidiary trusts— Capital Trust I, Capital Trust II and Capital LLC. These trusts had previously issued mandatorily redeemable preferred securities and entered into loan agreements with the Company having similar terms as the preferred securities. Specifically, FIN 46R resulted in the holders of the preferred securities being considered the primary beneficiaries of the trusts. As such, we were no longer permitted to consolidate these entities. We have therefore deconsolidated the three trusts and reflected our obligations to them within the balance sheet liability caption “Liability to subsidiary trusts issuing preferred securities.” In addition to deconsolidating these subsidiary trusts, the interest on the loans, which was previously reported net of tax as a component of “Minorities’ interests in earnings of subsidiaries” in our Consolidated Statements of Income, are now accounted for as interest expense within “Other expenses, net”, with the tax effects presented within “Income taxes (benefits).” Accordingly, $145, $145 and $64 in interest expense on loans payable to the subsidiary trusts for the years ended December 31, 2003, 2002, and 2001, respectively, was reflected as non-financing interest expense. The related income tax effects were $56, $56 and $24, for the years ended December 31, 2003, 2002, and 2001, respectively. Financial statements for all periods presented have been

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

revised to reflect this change. The adoption of this interpretation had no impact on the net income or earnings per share. In connection with the adoption of FIN 46R, we also reclassified prior periods for the effects of the consolidation of DLL. The impact of consolidating DLL was immaterial for all periods presented.

Revenue Recognition: In November 2002, the Emerging Issues Task Force (the “EITF”) reached a consensus on Issue 00-21, “Revenue Arrangements with Multiple Deliverables.” The EITF requires that the deliverables must be divided into separate units of accounting when the individual deliverables have value to the customer on a stand-alone basis, when there is objective and reliable evidence of the fair value of the undelivered elements, and, if the arrangement includes a general right to return the delivered element, delivery or performance of the undelivered element is considered probable. The relative fair value of each unit should be determined and the total consideration of the arrangement should be allocated among the individual units based on their relative fair value. With respect to bundled lease arrangements, this guidance impacts the allocation of revenues to the aggregate lease and non-lease deliverables. Lease deliverables include executory costs, equipment and interest, while non-lease deliverables consist of the supplies and non-maintenance services component of the bundled lease arrangements. The lease deliverables must continue to be accounted for in accordance with SFAS No. 13, consistent with our revenue recognition policies. The guidance in this issue was effective for revenue arrangements entered into after June 30, 2003. EITF 00-21 did not, and is not expected to, have a material effect on our financial position or results of operations. A full description of our revenue recognition policy associated with bundled contractual lease arrangements appears below.

Guarantees: In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). This interpretation expanded the disclosure requirements of guarantee obligations and requires the guarantor to recognize a liability for the fair value of the obligation assumed under a guarantee. The disclosure requirements of FIN 45 were effective as of December 31, 2002. The recognition requirements of FIN 45 were required to be applied prospectively to guarantees issued or modified after December 31, 2002. Significant guarantees that we have entered are disclosed in Note 15. The requirements of FIN 45 did not have a material impact on our results of operations, financial position or liquidity.

Costs Associated with Exit or Disposal Activities: In 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, plant closing, or other exit or disposal activity. We adopted SFAS No. 146 in the fourth quarter of 2002. Refer to Note 2 for further discussion.

Goodwill and Other Intangible Assets: Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), whereby goodwill was no longer to be amortized, but instead is to be tested for impairment annually or more frequently if an event or circumstance indicates that an impairment loss may have been incurred. In 2002, we recorded an impairment charge of $63 as a cumulative effect of change in accounting principle in the accompanying Consolidated Statements of Income. Upon adoption of SFAS No. 142, we reclassified $61 of intangible assets to goodwill. Prior to adoption, goodwill and identifiable intangible assets were amortized on a straight-line basis over periods ranging from 5 to 40 years. Pro forma net loss as adjusted for the exclusion of amortization expense of $59 for the year ended December 31, 2001 was $35 or $0.06 per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

The following table presents the changes in the carrying amount of goodwill, by operating segment, for the years ended December 31, 2003 and 2002:

	Production	Office	DMO	Other	Total
Balance at January 1, 2002	$605	$710	$70	$121	$1,506
Foreign currency translation adjustment	82	55	(3)	—	134
Impairment charge	—	—	(63)	—	(63)
Divestitures	(4)	—	(1)	—	(5)
Other	—	(5)	(3)	—	(8)

Balance at December 31, 2002	$683	$760	$—	$121	$1,564
Foreign currency translation adjustment	88	67	—	3	158

Balance at December 31, 2003	$771	$827	$—	$124	$1,722

All intangible assets relate to the Office operating segment and were comprised of the following as of December 31, 2003:

As of December 31, 2003:	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Amount
Installed customer base	17.5 years	$209	$45	$164
Distribution network	25 years	123	20	103
Existing technology	7 years	103	56	47
Trademarks	7 years	23	12	11

		$458	$133	$325

Amortization expense related to intangible assets was $35, $36, and $40 for the years ended December 31, 2003, 2002 and 2001, respectively, and is expected to approximate $36 annually through 2008.

Revenue Recognition: In the normal course of business, we generate revenue through the sale and rental of equipment, service and supplies and income associated with the financing of our equipment sales. Revenue is recognized when earned. More specifically, revenue related to sales of our products and services is recognized as follows:

Equipment: Revenues from the sale of equipment, including those from sales-type leases, are recognized at the time of sale or at the inception of the lease, as appropriate. For equipment sales that require us to install the product at the customer location, revenue is recognized when the equipment has been delivered to and installed at the customer location. Sales of customer installable products are recognized upon shipment or receipt by the customer according to the customer’s shipping terms. Revenues from equipment under other leases and similar arrangements are accounted for by the operating lease method and are recognized as earned over the lease term, which is generally on a straight-line basis.

Service: Service revenues are derived primarily from maintenance contracts on our equipment sold to customers and are recognized over the term of the contracts. A substantial portion of our products are sold with full service maintenance agreements for which the customer typically pays a base service fee plus a variable amount based on usage. As a consequence, other than the product warranty obligations associated with certain of our low end products in the Office segment, we do not have any significant product warranty obligations, including any obligations under customer satisfaction programs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Supplies: Supplies revenue generally is recognized upon shipment or utilization by customer in accordance with sales terms.

Revenue Recognition Under Bundled Arrangements: We sell most of our products and services under bundled contract arrangements, which contain multiple deliverable elements. These contractual lease arrangements typically include equipment, service, supplies and financing components for which the customer pays a single negotiated price for all elements. These arrangements typically also include a variable component for page volumes in excess of contractual minimums, which are often expressed in terms of price per page, which we refer to as the “cost per copy.” In a typical bundled arrangement, our customer is quoted a fixed minimum monthly payment for 1) the equipment, 2) the associated services and other executory costs, 3) the financing element and 4) frequently supplies. The fixed minimum monthly payments are multiplied by the number of months in the contract term to arrive at the total fixed minimum payments that the customer is obligated to make (“fixed payments”) over the lease term. The payments associated with page volumes in excess of the minimums are contingent on whether or not such minimums are exceeded (“contingent payments”). The minimum contractual committed copy volumes are typically negotiated to equal the customer’s estimated copy volume at lease inception. In applying our lease accounting methodology, we consider the fixed payments for purposes of allocating to the relative fair value elements of the contract. We do not consider the contingent payments for purposes of allocating to the elements of the contract or recognizing revenue on the sale of the equipment, given the inherent uncertainties as to whether such amounts will ever be received. Contingent payments are recognized as revenue in the period when the customer exceeds the minimum copy volumes specified in the contract.

When separate prices are listed in multiple element customer contracts, such prices may not be representative of the fair values of those elements, because the prices of the different components of the arrangement may be modified through customer negotiations, although the aggregate consideration may remain the same. Revenues under bundled arrangements are allocated based upon the estimated fair values of each element (and for transactions entered into after July 1, 2003, revenues are allocated considering the relative fair values of the lease and non-lease deliverables in accordance with EITF 00-21). Our revenue allocation to the lease deliverables begins by allocating revenues to the maintenance and executory costs plus profit thereon. The remaining amounts are allocated to the equipment and financing elements. We perform extensive analyses of available verifiable objective evidence of equipment fair value based on cash selling prices during the applicable period. The cash selling prices are compared to the range of values included in our lease accounting systems. The range of cash selling prices must be reasonably consistent with the lease selling prices, taking into account residual values that accrue to our benefit, in order for us to determine that such lease prices are indicative of fair value. Our pricing interest rates, which are used to determine customer lease payments, are developed based upon a variety of factors including local prevailing rates in the marketplace and the customer’s credit history, industry and credit class. Effective January 1, 2004, the pricing rates will be reassessed quarterly based on changes in local prevailing rates in the marketplace and will be adjusted to the extent such rates vary by twenty-five basis points or more, cumulatively, from the last rate in effect. The pricing interest rates, generally equal the implicit rates within the leases, as corroborated by our comparisons of cash to lease selling prices.

Revenue Recognition for Leases: Our accounting for leases involves specific determinations under Statement of Financial Accounting Standards No. 13 “Accounting for Leases” (“SFAS No. 13”) which often involve complex provisions and significant judgments. The two primary criteria of SFAS No. 13 which we use to classify transactions as sales-type or operating leases are (1) a review of the lease term to determine if it is equal to or greater than 75 percent of the economic life of the equipment and (2) a review of the present value of the minimum lease payments to determine if they are equal to or greater than 90 percent of the fair market value of the equipment at the inception of the lease. We assess important criteria related to lease classification, including

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

whether collectibility of the payments is reasonably predictable and whether there are important uncertainties related to costs that we have yet to incur with respect to the lease. In our opinion, our sales-type lease portfolios contain only normal credit and collection risks and have no important uncertainties with respect to future costs. Our leases in our Latin America operations have historically been recorded as operating leases because the recoverability of the lease investment is deemed not to be predictable at lease inception.

The critical elements that we consider with respect to our lease accounting are the determination of the economic life and the fair value of equipment, including the residual value. Those elements are based upon historical experience with all our products. For purposes of determining the economic life, we consider the most objective measure of historical experience to be the original contract term, since most equipment is returned by lessees at or near the end of the contracted term. The economic life of most of our products is five years since this represents the most frequent contractual lease term for our principal products and only a small percentage of our leases have original terms longer than five years and there is generally no significant after-market for our used equipment. We believe that this is representative of the period during which the equipment is expected to be economically usable, with normal service, for the purpose for which it is intended. We continually evaluate the economic life of both existing and newly introduced products for purposes of this determination. Residual values are established at lease inception using estimates of fair value at the end of the lease term. Our residual values are established with due consideration to forecasted supply and demand for our various products, product retirement and future product launch plans, end of lease customer behavior, remanufacturing strategies, used equipment markets if any, competition and technological changes.

The vast majority of our leases that qualify as sales-type are non-cancelable and include cancellation penalties approximately equal to the full value of the lease receivables. A portion of our business involves sales to governmental units. Governmental units are those entities that have statutorily defined funding or annual budgets that are determined by their legislative bodies. Certain of our governmental contracts may have cancellation provisions or renewal clauses that are required by law, such as 1) those dependant on fiscal funding outside of a governmental unit’s control, 2) those that can be cancelled if deemed in the taxpayer’s best interest or 3) those that must be renewed each fiscal year, given limitations that may exist on entering multi-year contracts that are imposed by statute. In these circumstances and in accordance with the relevant accounting literature, we carefully evaluate these contracts to assess whether cancellation is remote because of the existence of substantive economic penalties upon cancellation or whether the renewal is reasonably assured due to the existence of a bargain renewal option. The evaluation of a lease agreement with a renewal option includes an assessment as to whether the renewal is reasonably assured based on the intent of such governmental unit and pricing terms as compared to those of short-term leases at lease inception. We further ensure that the contract provisions described above are offered only in instances where required by law. Where such contract terms are not legally required, we consider the arrangement to be cancelable and account for it as an operating lease.

Aside from the initial lease of equipment to our customers, we may enter subsequent transactions with the same customer whereby we extend the term. We evaluate the classification of lease extensions of sales-type leases using the originally determined economic life for each product. There may be instances where we enter into lease extensions for periods that are within the original economic life of the equipment. These are accounted for as sales-type leases only when the extensions occur in the last three months of the lease term and they otherwise meet the appropriate criteria of SFAS 13. All other lease extensions of this type are accounted for as direct financing leases or operating leases, as appropriate.

Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand, including money-market funds, and investments with original maturities of three months or less.

Restricted Cash and Investments: Several of our borrowing and derivative contracts, as well as other material contracts, require us to post cash collateral or maintain minimum cash balances in escrow. These cash

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

amounts are reported in our Consolidated Balance Sheets within Other current assets or Other long-term assets, depending on when the cash will be contractually released. At December 31, 2003 and 2002, such restricted cash amounts were as follows:

	December 31,
	2003	2002
Escrow and cash collections related to secured borrowing arrangements	$462	$349
Escrow related to liability to trusts issuing preferred securities	79	155
Collateral related to swaps and letters of credit	74	77
Other restricted cash	114	97

Total	$729	$678

Of these amounts, $386 and $263 were included in Other current assets and $343 and $415 were included in Other long-term assets, as of December 31, 2003 and 2002, respectively. The current amounts are expected to be available for our use within one year.

Provisions for Losses on Uncollectible Receivables: The provisions for losses on uncollectible trade and finance receivables are determined principally on the basis of past collection experience applied to ongoing evaluations of our receivables and evaluations of the default risks of repayment. Allowances for doubtful accounts on accounts receivable balances were $218 and $282, as of December 31, 2003 and 2002, respectively. Allowances for doubtful accounts on finance receivables were $315 and $324 at December 31, 2003 and 2002, respectively.

Inventories: Inventories are carried at the lower of average cost or market. Inventories also include equipment that is returned at the end of the lease term. Returned equipment is recorded at the lower of remaining net book value or salvage value. Salvage value consists of the estimated market value (generally determined based on replacement cost) of the salvageable component parts, which are expected to be used in the remanufacturing process. We regularly review inventory quantities and record a provision for excess and/or obsolete inventory based primarily on our estimated forecast of product demand, production requirements and servicing commitments. Several factors may influence the realizability of our inventories, including our decision to exit a product line, technological changes and new product development. The provision for excess and/or obsolete raw materials and equipment inventories is based primarily on near term forecasts of product demand and include consideration of new product introductions as well as changes in remanufacturing strategies. The provision for excess and/or obsolete service parts inventory is based primarily on projected servicing requirements over the life of the related equipment populations.

Land, Buildings and Equipment and Equipment on Operating Leases: Land, buildings and equipment are recorded at cost. Buildings and equipment are depreciated over their estimated useful lives. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life. Equipment on operating leases is depreciated to estimated residual value over the lease term. Depreciation is computed using the straight-line method. Significant improvements are capitalized and maintenance and repairs are expensed. Refer to Notes 5 and 6 for further discussion.

Impairment of Long-Lived Assets: We review the recoverability of our long-lived assets, including buildings, equipment, internal-use software and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. Our primary measure of fair value is based on discounted cash flows. The measurement of impairment requires management to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations.

Research and Development Expenses: Research and development costs are expensed as incurred.

Pension and Post-Retirement Benefit Obligations: We sponsor pension plans in various forms in several countries covering substantially all employees who meet eligibility requirements. Post-retirement benefit plans cover primarily U.S. employees for retirement medical costs. As required by existing accounting rules, we employ a delayed recognition feature in measuring the costs and obligations of pension and post-retirement benefit plans. This requires changes in the benefit obligations and changes in the value of assets set aside to meet those obligations, to be recognized, not as they occur, but systematically and gradually over subsequent periods. All changes are ultimately recognized, except to the extent they may be offset by subsequent changes. At any point, changes that have been identified and quantified await subsequent accounting recognition as net cost components and as liabilities or assets.

Several statistical and other factors that attempt to anticipate future events are used in calculating the expense, liability and asset values related to our pension and post-retirement benefit plans. These factors include assumptions we make about the discount rate, expected return on plan assets, rate of increase in healthcare costs, the rate of future compensation increases, and mortality, among others. Actual returns on plan assets are not immediately recognized in our income statement, due to the delayed recognition requirement. In calculating the expected return on the plan asset component of our net periodic pension cost, we apply our estimate of the long term rate of return to the plan assets that support our pension obligations, after deducting assets that are specifically allocated to Transitional Retirement Accounts (which are accounted for based on specific plan terms).

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

Another significant assumption affecting our pension and post-retirement benefit obligations and the net periodic pension and other post-retirement benefit cost is the rate that we use to discount our future anticipated benefit obligations. In estimating this rate, we consider rates of return on high quality fixed-income investments over the period to expected payment of the pension and other post-retirement benefits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Stock-Based Compensation: We do not recognize compensation expense relating to employee stock options because the exercise price is equal to the market price at the date of grant. If we had elected to recognize compensation expense using a fair value approach, and therefore determined the compensation based on the value as determined by the modified Black-Scholes option pricing model, our pro forma income (loss) and income (loss) per share would have been as follows:

	2003	2002	2001
Net income (loss)—as reported	$360	$91	$(94)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(85)	(83)	(93)

Net income (loss)—pro forma	$275	$8	$(187)

Basic EPS—as reported	$0.38	$0.02	$(0.15)
Basic EPS—pro forma	0.27	(0.09)	(0.28)
Diluted EPS—as reported	$0.36	$0.02	$(0.15)
Diluted EPS—pro forma	0.25	(0.09)	(0.28)

The pro forma periodic compensation expense amounts may not be representative of future amounts since the estimated fair value of stock options is amortized to expense ratably over the vesting period, and additional options may be granted in future years. As reflected in the pro forma amounts in the previous table, the weighted-average fair value of each option granted in 2003, 2002 and 2001 was $5.39, $6.34 and $2.40, respectively. The fair value of each option was estimated on the date of grant using the following weighted average assumptions:

	2003	2002	2001
Risk-free interest rate	3.3%	4.8%	5.1%
Expected life in years	7.2	6.5	6.5
Expected price volatility	66.2%	61.5%	51.4%
Expected dividend yield	—	—	2.7%

Foreign Currency Translation: The functional currency for most foreign operations is the local currency. Net assets are translated at current rates of exchange, and income, expense and cash flow items are translated at the average exchange rate for the year. The translation adjustments are recorded in Accumulated Other Comprehensive Income. The U.S. dollar is used as the functional currency for certain subsidiaries that conduct their business in U.S. dollars or operate in hyperinflationary economies. A combination of current and historical exchange rates is used in remeasuring the local currency transactions of these subsidiaries, and the resulting exchange adjustments are included in income. Aggregate foreign currency losses were $11 and $77 in 2003 and 2002, respectively, and gains were $29 in 2001, and are included in Other expenses, net in the accompanying Consolidated Statements of Income.

Note 2—Restructuring Programs

We have engaged in a series of restructuring programs related to downsizing our employee base, exiting certain businesses, outsourcing certain internal functions and engaging in other actions designed to reduce our cost structure and improve productivity. Management continues to evaluate the business and, therefore, there may be supplemental provisions for new plan initiatives as well as changes in estimates to amounts previously recorded, as payments are made or actions are completed. Asset impairment charges were also incurred in connection with these restructuring actions for those assets made obsolete or redundant as a result of these programs. The restructuring and asset impairment charges in the Consolidated Statements of Income totaled

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

$176, $670 and $715 in 2003, 2002 and 2001, respectively. Detailed information related to restructuring program activity during the three years ended December 31, 2003 is outlined below.

Restructuring Activity	Fourth Quarter 2002/2003 Program	Turnaround Program	SOHO	1998/ 2000 Programs	TOTAL
Ending Balance December 31, 2000	$—	$71	$—	$256	$327

Provision	—	401	101	85	587
Reversals of prior accruals	—	(26)	(26)	(25)	(77)
Charges against reserve and currency	—	(223)	(52)	(280)	(555)

Ending Balance December 31, 2001	$—	$223	$23	$36	$282

Provision	357	286	—	5	648
Reversals of prior accruals	—	(33)	—	—	(33)
Charges against reserve and currency	(71)	(345)	(17)	(41)	(474)

Ending Balance December 31, 2002	$286	$131	$6	$—	$423

Provision	193	11	—	—	204
Reversals of prior accruals	(16)	(13)	—	—	(29)
Charges against reserve and currency	(284)	(87)	(6)	—	(377)

Ending Balance December 31, 2003	$179	$42	$—	$—	$221

Reconciliation to Statements of Income

	For the year ended December 31,
	2003		2002		2001
Restructuring provision	$204		$648		$587
Restructuring reversal	(29)		(33)		(77)
Asset impairment charges	1	(1)	55	(2)	205	(3)

Restructuring and asset impairment charges	$176		$670		$715

(1)	Asset impairment charges related to the Turnaround Program.
(2)	Asset impairment charges consisted of $45 and $10 for the Fourth Quarter 2002 Program and SOHO, respectively.
(3)	Asset impairment charges consisted of $28, $164 and $13 for the Turnaround Program, SOHO and 2000 Program, respectively.

Reconciliation to Statements of Cash Flows

	For the year ended December 31,
	2003	2002	2001
Charges to reserve	$(377)	$(474)	$(555)
Pension curtailment, special termination benefits and settlements	33	59	21
Effects of foreign currency and other noncash	(1)	23	50

Cash payments for restructurings	$(345)	$(392)	$(484)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Restructuring Programs - Fourth Quarter 2002 and 2003: As more fully discussed in Note 1, on October 1, 2002, we adopted the provisions of SFAS No. 146. During the fourth quarter of 2002, we announced a worldwide restructuring program and subsequently recorded a provision of $402. The provision consisted of $312 for severance and related costs, $45 of costs associated with lease terminations and future rental obligations, net of estimated future sublease rents and $45 for asset impairments. The severance and related costs were related to the elimination of approximately 4,700 positions worldwide. As of December 31, 2003, substantially all of the affected employees had been separated under the program. During 2003, we provided an additional $177 for restructuring programs, net of reversals of $16 related to changes in estimates for severance costs from previously recorded actions. The additional provision consisted of $153 primarily related to the elimination of over 2,000 positions worldwide, $33 for pension settlements and post-retirement medical benefit curtailments associated with prior severance actions and $7 for lease terminations. The reserve balance for these Restructuring Programs at December 31, 2003 was $179 and is summarized as follows:

	Severance and Related Costs	Lease Cancellation and Other Costs	Total
Initial Provision	$312	$45	$357
Charges against reserve	(71)	—	(71)

Balance at December 31, 2002	$241	$45	$286

Provisions	186	7	193
Reversals	(15)	(1)	(16)
Charges	(269)	(15)	(284)

Balance at December 31, 2003	$143	$36	$179

The following tables summarize the total amount of costs expected to be incurred in connection with these restructuring programs and the cumulative amount incurred as of December 31, 2003:

Segment Reporting:

	Cumulative amount incurred as of December 31, 2002	Net amount incurred for the year ended December 31, 2003	Cumulative amount incurred as of December 31, 2003	Total expected to be incurred *
Production	$146	$82	$228	$243
Office	102	66	168	178
DMO	54	13	67	67
Other	100	16	116	121

Total Provisions	$402	$177	$579	$609

*	The total amount of $609 represents the cumulative amount incurred through December 31, 2003 plus additional expected restructuring charges of $30 related to initiatives identified to date but not yet recognized in the Consolidated Financial Statements. The expected restructuring provisions primarily relate to additional pension settlement costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Major Cost Reporting:

	Cumulative amount incurred as of December 31, 2002	Amount incurred for the year ended December 31, 2003	Cumulative amount incurred as of December 31, 2003	Total expected to be incurred *
Severance and related costs	$312	$171	$483	$509
Lease cancellation and other costs	45	6	51	55
Asset impairments	45	—	45	45

Total Provisions	$402	$177	$579	$609

Other Restructuring Programs: The following is a summary of past restructuring programs undertaken by the Company:

•	Turnaround Program: The Turnaround Program was initiated in October 2000 to reduce costs, improve operations, transition customer equipment financing to third-party vendors and sell certain assets. This program included the outsourcing of certain Office operating segment manufacturing to Flextronics, as discussed in Note 3. Overall, approximately 11,200 positions were eliminated under this program.

•	SOHO Disengagement: In 2001, we commenced a separate restructuring program associated with the disengagement from our worldwide small office/home office (“SOHO”) business. The program included provisions for the elimination of approximately 1,200 positions worldwide by the end of 2001, the closing of facilities and the write down of certain assets to net realizable value.

•	March 2000/April 1998 Programs: These programs were likewise initiated to reduce overall costs and included reductions in workforce as well as the consolidation of facilities on a worldwide basis. Overall, approximately 14,200 positions were eliminated under these programs.

Reversals of prior period charges were recorded for these programs during the three-year period ended December 31, 2003 primarily as a result of changes in estimates associated with employee severance and related costs.

Note 3—Divestitures and Other Sales

During the three years ended December 31, 2003, the following transactions occurred:

Xerox Engineering Systems: In the second quarter 2003, we sold our XES subsidiaries in France and Germany for a nominal amount and recognized a loss of $12.

South Africa: In the second quarter 2003, we sold our interests in our South African affiliate for proceeds of $29 and recognized a gain of $4.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

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

Italy Leasing Business: In April 2002, we sold our leasing business in Italy to a company now owned by GE for $200 in cash plus the assumption of $20 of debt. This sale is part of an agreement under which GE, as successor, provides ongoing, exclusive equipment financing to our customers in Italy. The total pre-tax loss on this transaction, which is included in Other expenses, net, in the accompanying Consolidated Statements of Income, was $27 primarily related to recognition of cumulative translation adjustment losses and final sale contingency settlements.

Prudential Insurance Company Common Stock: In the first quarter of 2002, we sold common stock of Prudential Insurance Company, associated with that company’s demutualization. In connection with this sale, we recognized a pre-tax gain of $19 that is included in Other Expenses, net, in the accompanying Consolidated Statements of Income.

Delphax: In December 2001, we sold Delphax Systems and Delphax Systems, Inc. (“Delphax”) to Check Technology Canada LTD and Check Technology Corporation for $16. The transaction was essentially break-even. Delphax designs, manufactures and supplies high-speed electron beam imaging digital printing systems and related parts, supplies and services.

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

Fuji Xerox Interest: In March 2001, we sold half of our ownership interest in Fuji Xerox to Fuji Photo Film Co., Ltd (“Fuji Film”) for $1.3 billion in cash. In connection with the sale, we recorded a pre-tax gain of $773. Under the agreement, Fuji Film’s ownership interest in Fuji Xerox increased from 50 percent to 75 percent. Our ownership interest decreased to 25 percent and we retain significant rights as a minority shareholder. We have product distribution and technology agreements that ensure that both parties have access to each other’s portfolio of patents, technology and products. Fuji Xerox continues to provide products to us as well as collaborate with us on R&D.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

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

Note 4—Receivables, Net

Finance Receivables: Finance receivables result from installment arrangements and sales-type leases arising from the marketing of our equipment. These receivables are typically collateralized by a security interest in the underlying assets. The components of Finance receivables, net at December 31, 2003 and 2002 follow:

	2003	2002
Gross receivables	$10,599	$10,685
Unearned income	(1,651)	(1,628)
Unguaranteed residual values	180	272
Allowance for doubtful accounts	(315)	(324)

Finance receivables, net	8,813	9,005
Less: Billed portion of finance receivables, net	(461)	(564)
Current portion of finance receivables not billed, net	(2,981)	(3,088)

Amounts due after one year, net	$5,371	$5,353

Contractual maturities of our gross finance receivables subsequent to December 31, 2003 follow (including those already billed of $461):

2004	2005	2006	2007	2008	Thereafter	Total
$4,206	$2,862	$1,948	$1,098	$401	$84	$10,599

Our experience has shown that a portion of these finance receivables will be prepaid prior to maturity. Accordingly, the preceding schedule of contractual maturities should not be considered a forecast of future cash collections.

Vendor Financing Initiatives: In 2002, we completed an agreement (the “Loan Agreement”), under which GE Vendor Financial Services, a subsidiary of GE, became the primary equipment financing provider in the U.S., through monthly fundings of our new lease originations. In March 2003, the agreement was amended to allow for the inclusion of state and local governmental contracts in future fundings.

Under the agreement, GE is expected to fund a significant portion of new U.S. lease originations at over-collateralization rates, which will vary over time, but are expected to approximate 10 percent at the inception of each funding. The securitizations are subject to interest rates calculated at each monthly loan occurrence at yield

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

rates consistent with average rates for similar market based transactions. Refer to Note 10 for further information on interest rates. The funds received under this agreement are recorded as secured borrowings and the associated receivables are included in our Consolidated Balance Sheet. GE’s funding commitment is not subject to our credit ratings. There are no credit rating defaults that could impair future funding under this agreement. This agreement contains cross default provisions related to certain financial covenants contained in the 2003 Credit Facility and other significant debt facilities. Any default would impair our ability to receive subsequent funding until the default was cured or waived but does not accelerate previous borrowings. However, in the event of a default, we could be replaced as the maintenance service provider for the associated equipment under lease.

During 2003, we entered into similar long-term lease funding arrangements with GE in both the U.K. and Canada. These agreements contain similar terms and conditions as those contained in the U.S. Loan Agreement with respect to funding conditions and covenants. The final funding date for all facilities is currently December 2010. The following is a summary of the facility amounts for the arrangements with GE in these countries.

	Facility Amount	Maximum Facility Amount (1)
U.S.	$5 billion	$8 billion
U.K.	£400 million (U.S. $711)	£600 million (U.S. $1.1 billion)
Canada	Cdn. $850 million (U.S. $657)	Cdn. $2 billion (U.S. $1.5 billion)

(1)	subject to mutual agreement by the parties

France Secured Borrowings: In July 2003, we securitized receivables of $443, previously funded under a 364-day warehouse financing facility established in December 2002 with subsidiaries of Merrill Lynch, with a three-year public secured financing arrangement. In addition, we established a new warehouse financing facility to fund future lease originations in France. This facility can provide funding for new lease originations up to €350 million (U.S. $439), outstanding at any time, and balances may be securitized through a similar public offering within two years.

The Netherlands Secured Borrowings: Beginning in the second half of 2002, we received a series of fundings through our consolidated joint venture with De Lage Landen International BV (DLL) from DLL’s parent, De Lage Landen Ireland Company. The fundings are secured by our lease receivables in The Netherlands which were transferred to DLL. In addition, DLL also became our primary equipment financing provider in the Netherlands for all new lease originations. In the fourth quarter of 2003, DLL expanded its operations to include Spain and Belgium. As more fully discussed in Note 1, our joint venture with DLL has been consolidated.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

The following table shows finance receivables and related secured debt as of December 31, 2003 and 2002:

	December 31, 2003		December 31, 2002
	Finance Receivables, Net	Secured Debt	Finance Receivables, Net	Secured Debt
GE secured loans:
United States	$2,939	$2,598	$2,430	$2,323
Canada	528	440	347	319
United Kingdom	719	570	691	529
Germany	114	84	95	95

Total GE encumbered finance receivables, net	4,300	3,692	3,563	3,266
Merrill Lynch Loan – France	138	92	413	377
Asset-backed notes – France	429	364	—	—
DLL – Netherlands, Spain, and Belgium (1)	335	277	113	111
U.S. asset-backed notes	—	—	247	139
Other U.S. securitizations	—	—	101	7

Total encumbered finance receivables, net	5,202	$4,425	4,437	$3,900

Unencumbered finance receivables, net	3,611		4,568

Total finance receivables, net	$8,813		$9,005

(1)	These represent the loans received by our consolidated joint venture with DLL. De Lage Landen Ireland Company is the lender of record.

As of December 31, 2003, $5,202 of Finance receivables, net are held as collateral in various trusts, as security for the borrowings noted above. Total outstanding debt secured by these receivables at December 31, 2003 was $4,425. The trusts are consolidated in our financial statements. Although the transferred assets are included in our total assets, the assets of the trusts are not available to satisfy any of our other obligations.

Sales of Accounts Receivable: In 2000, we established two revolving accounts receivable securitization facilities in the U.S. and Canada aggregating $330. The facilities enabled us to sell, on an ongoing basis, undivided interests in a portion of our accounts receivable in exchange for cash. The undivided interest sold under the U.S. trade receivable securitization facility amounted to $290 at December 31, 2001. In May 2002, a credit rating agency downgrade caused a termination event under our U.S. trade receivable securitization facility. We continued to sell receivables into the U.S trade receivable securitization facility pending renegotiation of the facility as a result of this termination event. In October 2002, the facility was terminated and no additional receivables were sold to the facility. As a result, in October the counter-party received $231 of collections from the pool of the then-existing receivables within the facility, which represented their remaining undivided interest balance. No new receivables were purchased by the counterparty and we have no further obligations as such facility has been terminated. The Canadian accounts receivable facility had undivided interests of $36 at December 31, 2001. It was impacted by a downgrade in our credit rating in February 2002, which led to a similar termination event. The Canadian accounts receivable facility was not renegotiated and the balance of the undivided interests was fully settled through collections in the first quarter of 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Note 5—Inventories and Equipment on Operating Leases, Net

The components of inventories at December 31, 2003 and 2002 were as follows:

	2003	2002
Finished goods	$911	$970
Work in process	74	67
Raw materials	167	194

Total inventories	$1,152	$1,231

Equipment on operating leases and similar arrangements consists of our equipment rented to customers and depreciated to estimated salvage value at the end of the lease term. The transfer of equipment on operating leases from our inventories is presented in our Consolidated Statements of Cash Flows in the operating activities section as a non-cash adjustment. Equipment on operating leases and the related accumulated depreciation at December 31, 2003 and 2002 were as follows:

	2003	2002
Equipment on operating leases	$1,795	$2,002
Less: Accumulated depreciation	(1,431)	(1,552)

Equipment on operating leases, net	$364	$450

Depreciable lives generally vary from three to four years consistent with our planned and historical usage of the equipment subject to operating leases. Depreciation and obsolescence expense was $271, $408, and $657 for the years ended December 31, 2003, 2002 and 2001, respectively. Our equipment operating lease terms vary, generally from 12 to 36 months. Scheduled minimum future rental revenues on operating leases with original terms of one year or longer are:

2004	2005	2006	2007	Thereafter
$471	$228	$120	$43	$22

Total contingent rentals on operating leases, consisting principally of usage charges in excess of minimum contracted amounts, for the years ended December 31, 2003, 2002 and 2001 amounted to $235, $187 and $235, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Note 6—Land, Buildings and Equipment, Net

The components of land, buildings and equipment, net at December 31, 2003 and 2002 were as follows:

	Estimated Useful Lives (Years)	2003	2002
Land		$56	$54
Buildings and building equipment	25 to 50	1,194	1,077
Leasehold improvements	Lease term	383	412
Plant machinery	5 to 12	1,588	1,551
Office furniture and equipment	3 to 15	1,081	1,057
Other	4 to 20	74	107
Construction in progress		114	129

Subtotal		4,490	4,387
Less: Accumulated depreciation		(2,663)	(2,630)

Land, buildings and equipment, net		$1,827	$1,757

Depreciation expense was $299, $341, and $402 for the years ended December 31, 2003, 2002 and 2001, respectively. We lease certain land, buildings and equipment, substantially all of which are accounted for as operating leases. Total rent expense under operating leases for the years ended December 31, 2003, 2002 and 2001 amounted to $287, $299, and $332, respectively. Future minimum operating lease commitments that have remaining non-cancelable lease terms in excess of one year at December 31, 2003 follow:

2004	2005	2006	2007	2008	Thereafter
$235	$190	$148	$118	$96	$383

In certain circumstances, we sublease space not currently required in operations. Future minimum sublease income under leases with non-cancelable terms in excess of one year amounted to $45 at December 31, 2003.

In 2001, we extended our information technology contract with Electronic Data Systems Corp. (“EDS”) for five years through June 30, 2009. Services to be provided under this contract include support of global mainframe system processing, application maintenance, desktop and helpdesk support, voice and data network management and server management. There are no minimum payments due EDS under the contract. Payments to EDS, which are recorded in selling, administrative and general expenses, were $340, $385, and $445 for the years ended December 31, 2003, 2002 and 2001, respectively.

In December 2003, STHQ Realty LLC was formed to finance the acquisition of the Company’s headquarters in Stamford, Connecticut. While the assets and liabilities of this special purpose entity are included in the Company’s Consolidated Financial Statements, STHQ Realty LLC is a bankruptcy-remote separate legal entity. As a result, its assets of $44 at December 31, 2003, are not available to satisfy the debts and other obligations of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Note 7—Investments in Affiliates, at Equity

Investments in corporate joint ventures and other companies in which we generally have a 20 to 50 percent ownership interest at December 31, 2003 and 2002 were as follows:

	2003	2002
Fuji Xerox (1)	$556	$563
Investment in subsidiary trusts issuing preferred securities	69	66
Other investments	19	66

Investments in affiliates, at equity	$644	$695

(1)	Fuji Xerox is headquartered in Tokyo and operates in Japan and other areas of the Pacific Rim, Australia and New Zealand. We previously sold half our interest in Fuji Xerox to Fuji Photo Film Co., Ltd. in March 2001. Our investment in Fuji Xerox of $556 at December 31, 2003, differs from our implied 25 percent interest in the underlying net assets, or $623, due primarily to our deferral of gains resulting from sales of assets by us to Fuji Xerox, partially offset by goodwill related to the Fuji Xerox investment established at the time we acquired our remaining 20 percent of Xerox Limited from The Rank Group (plc). Such gains would only be realizable if Fuji Xerox sold a portion of the assets we previously sold to it or if we were to sell a portion of our ownership interest in Fuji Xerox.

Our equity in net income of our unconsolidated affiliates for the three years ended December 31, 2003 was as follows:

	2003	2002	2001
Fuji Xerox	$41	$37	$47
Other investments	17	17	6

Total	$58	$54	$53

Equity in net income of Fuji Xerox is affected by certain adjustments to reflect the deferral of profit associated with intercompany sales. These adjustments may result in recorded equity income that is different than that implied by our 25 percent ownership interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Condensed financial data of Fuji Xerox as of and for the three calendar years ended December 31, 2003 follow:

	2003	2002	2001
Summary of Operations:
Revenues	$8,430	$7,539	$7,684
Costs and expenses	8,011	7,181	7,316

Income before income taxes	419	358	368
Income taxes	194	134	167
Minorities’ interests	34	36	35

Net income	$191	$188	$166

Balance Sheet Data:
Assets
Current assets	$3,273	$2,976	$2,783
Long-term assets	4,766	3,862	3,455

Total assets	$8,039	$6,838	$6,238

Liabilities and Shareholders’ Equity:
Current liabilities	$2,594	$2,152	$2,242
Long-term debt	443	868	796
Other long-term liabilities	2,391	1,084	632
Minorities’ interests in equity of subsidiaries	118	227	201
Shareholders’ equity	2,493	2,507	2,367

Total liabilities and shareholders’ equity	$8,039	$6,838	$6,238

We have a technology agreement with Fuji Xerox whereby we receive royalty payments and rights to access their patent portfolio in exchange for access to our patent portfolio. In 2003, 2002 and 2001, we earned royalty revenues under this agreement of $110, $99 and $101, respectively. We also have arrangements with Fuji Xerox whereby we purchase inventory from and sell inventory to Fuji Xerox. Pricing of the transactions under these arrangements is based upon negotiations conducted at arm’s length. Certain of these inventory purchases and sales are the result of mutual research and development arrangements. Our purchase commitments with Fuji Xerox are in the normal course of business and typically have a lead time of three months. Purchases from and sales to Fuji Xerox for the three years ended December 31, 2003 were as follows:

	2003	2002	2001
Sales	$129	$113	$132
Purchases	$871	$727	$598

In addition to the payments described above, in 2003 and 2002, we paid Fuji Xerox $33 and $20, respectively, and in 2003 and 2002 Fuji Xerox paid us $9 and $10, respectively, for unique research and development.

Note 8—Segment Reporting

Our reportable segments are consistent with how we manage the business and view the markets we serve. Our reportable segments are Production, Office, Developing Markets Operations (“DMO”) and Other. The accounting policies of all of our segments are the same as those described in the summary of significant accounting policies included in Note 1.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

The Production segment includes black and white products which operate at speeds over 90 pages per minute and color products which operate at speeds over 40 pages per minute. Products include the DocuTech, DocuPrint, Xerox 1010 and Xerox 2101 and DocuColor families, as well as older technology light-lens products. These products are sold, predominantly through direct sales channels in North America and Europe, to Fortune 1000, graphic arts, government, education and other public sector customers.

The Office segment includes black and white products which operate at speeds up to 90 pages per minute and color devices up to 40 pages per minute. Products include our family of Document Centre digital multifunction products and our new suite of CopyCentre, WorkCentre, and WorkCentre Pro digital multifunction systems, DocuColor color multifunction products, color laser, solid ink and monochrome laser desktop printers, digital and light-lens copiers and facsimile products. These products are sold through direct and indirect sales channels in North America and Europe to global, national and mid-size commercial customers as well as government, education and other public sector customers.

The DMO segment includes our operations in Latin America, the Middle East, India, Eurasia, Russia and Africa. This segment includes sales of products that are typical to the aforementioned segments, however, management serves and evaluates these markets on an aggregate geographic basis, rather than on a product basis.

The segment classified as Other, includes several units, none of which met the thresholds for separate segment reporting. This group primarily includes Xerox Supplies Group (predominantly paper), Small Office/Home Office (“SOHO”), Xerox Engineering Systems, Xerox Technology Enterprises and consulting services, royalty and license revenues. Other segment profit (loss) includes the operating results from these entities, other less significant businesses, our equity income from Fuji Xerox, and certain costs which have not been allocated to the Production, Office and DMO segments including non-financing interest and other corporate costs.

Selected financial information for our operating segments for each of the three years ended December 31, 2003 was as follows:

	Production	Office	DMO	Other	Total
2003 (1)
Information about profit or loss:
Revenues	$4,171	$7,108	$1,607	$1,818	$14,704
Finance income	376	595	9	17	997

Total segment revenues	$4,547	$7,703	$1,616	$1,835	$15,701

Interest expense (2)	$121	$181	$34	$548	$884
Segment profit (loss) (3)(4)	422	753	151	(411)	915
Equity in net income of unconsolidated affiliates	—	1	6	51	58

	Production	Office	DMO	Other	Total
2002 (1)
Information about profit or loss:
Revenues	$4,128	$6,940	$1,742	$2,039	$14,849
Finance income	394	601	16	(11)	1,000

Total segment revenues	$4,522	$7,541	$1,758	$2,028	$15,849

Interest expense (2)	$157	$223	$17	$499	$896
Segment profit (loss) (3)(4)	450	621	91	(329)	833
Equity in net income of unconsolidated affiliates	—	—	5	49	54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

	Production	Office	DMO	Other	Total
2001 (1)
Information about profit or loss:
Revenues	$4,288	$7,356	$2,000	$2,235	$15,879
Finance income	439	661	26	3	1,129

Total segment revenues	$4,727	$8,017	$2,026	$2,238	$17,008

Interest expense (2)	$217	$304	$48	$432	$1,001
Segment profit (loss) (3)(4)	372	427	(97)	(398)	304
Equity in net income of unconsolidated affiliates	—	—	4	49	53

(1)	Asset information on a segment basis is not disclosed as this information is not separately identified and internally reported to our chief executive officer.
(2)	Interest expense includes equipment financing interest as well as non-financing interest, which is a component of Other expenses, net.
(3)	Other segment profit (loss) includes net corporate expenses of $529, $362 and $130 for the years ended December 31, 2003, 2002 and 2001, respectively. Corporate expenses include interest expense associated with our liability to subsidiary trusts issuing preferred securities (see Note 14).
(4)	Depreciation and amortization expense is recorded in cost of sales, research and development expenses and selling, administrative and general expenses and is included in the segment profit (loss) above. This information is neither identified nor internally reported to our chief executive officer. These expenses are recorded by our operating units in the accounting records based on individual assessments as to how the related assets are used. The separate identification of this information for purposes of segment disclosure is impracticable, as it is not readily available and the cost to develop it would be excessive.

The following is a reconciliation of segment profit to total company pre-tax income (loss):

	Years ended December 31,
	2003	2002	2001
Total segment profit	$915	$833	$304
Unallocated items:
Restructuring and asset impairment charges	(176)	(670)	(715)
Gain on early extinguishment of debt	—	—	63
Restructuring related inventory write-down charges	—	(2)	(42)
Provision for litigation	(239)	—	—
Gain on sale of Fuji Xerox interest	—	—	773
Other expenses	(6)	(3)	(2)
Allocated item:
Equity in net income of unconsolidated affiliates	(58)	(54)	(53)

Pre-tax income	$436	$104	$328

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Geographic area data was as follows:

	Revenues			Long-Lived Assets (1)
	2003	2002(2)	2001	2003	2002	2001
United States	$8,547	$9,096	$10,034	$1,477	$1,524	$1,880
Europe	4,863	4,425	5,039	616	718	767
Other Areas	2,291	2,328	1,935	460	379	706

Total	$15,701	$15,849	$17,008	$2,553	$2,621	$3,353

(1)	Long-lived assets are comprised of (i) land, buildings and equipment, net, (ii) on-lease equipment, net, and (iii) capitalized software costs, net.
(2)	Amounts have been revised to reflect reclassification of revenues previously reported in the United States.

Note 9—Supplementary Financial Information

The components of other current assets and other current liabilities at December 31, 2003 and 2002 were as follows:

	2003	2002
Other current assets
Deferred taxes	$402	$449
Restricted cash	386	263
Prepaid expenses	35	140
Financial derivative instruments	24	85
Other	258	250

Total	$1,105	$1,187

Other current liabilities
Income taxes payable	$264	$236
Other taxes payable	289	177
Interest payable	147	187
Restructuring reserves	180	286
Due to Fuji Xerox	111	117
Financial derivative instruments	51	70
Other	610	760

Total	$1,652	$1,833

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

The components of other long-term assets and other long-term liabilities at December 31, 2003 and 2002 were as follows:

	2003	2002
Other long-term assets
Prepaid pension costs	$736	$611
Net investment in discontinued operations	449	728
Internal use software, net	307	341
Restricted cash	343	414
Investments in non-affiliated companies	104	24
Financial derivative instruments	89	122
Debt issuance costs	79	159
Other	370	351

Total other long-term assets	$2,477	$2,750

Other long-term liabilities
Deferred and other tax liabilities	$809	$831
Minorities’ interests in equity of subsidiaries	102	73
Financial derivative instruments	11	14
Other	356	299

Total other long-term liabilities	$1,278	$1,217

Net investment in discontinued operations: Our net investment in discontinued operations is primarily related to the disengagement from our former insurance holding company, Talegen Holdings, Inc. (“Talegen”), and consists of our net investment in Ridge Reinsurance Limited (“Ridge Re”) and a performance-based instrument relating to the 1997 sale of The Resolution Group (“TRG”).

Ridge Re: We provide aggregate excess of loss reinsurance coverage (the Reinsurance Agreement) to one of the former Talegen units, TRG, through Ridge Re, a wholly-owned subsidiary. The coverage limit for this remaining Reinsurance Agreement is $578. We have guaranteed that Ridge Re will meet all its financial obligations under the remaining Reinsurance Agreement. Ridge Re maintains an investment portfolio in a trust that is required to provide security with respect to aggregate excess of loss reinsurance obligations under the remaining Reinsurance Agreement. At December 31, 2003 and 2002, the balance of the investments in the trust, consisting of U.S. government, government agency and high quality corporate bonds, was $531 and $759, respectively. Our remaining net investment in Ridge Re was $77 and $325 at December 31, 2003 and 2002, respectively. Based on Ridge Re’s current projections of investment returns and reinsurance payment obligations, we expect to fully recover our remaining investment. The projected reinsurance payments are based on actuarial estimates. The decline in our net investment in 2003 primarily relates to a return of previously restricted cash pursuant to terms of the underlying insurance contracts.

Performance-Based Instrument: In connection with the 1997 sale of TRG, we received a $462 performance-based instrument as partial consideration. Cash distributions are paid on the instrument, based on 72.5 percent of TRG’s available cash flow as defined in the sale agreement. For the years ended December 31, 2003 and 2002, we received cash distributions of $23 and $24, respectively. The recovery of this instrument is dependent upon the sufficiency of TRG’s available cash flows. Such cash flows are supported by TRG’s ultimate parent via a subscription agreement whereby the parent has agreed to purchase from TRG an established number of shares of this instrument each year through 2017. Based on current cash flow projections, we expect to fully recover the $387 remaining balance of this instrument.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Internal Use Software: Capitalized direct costs associated with developing, purchasing or otherwise acquiring software for internal use are amortized on a straight-line basis over the expected useful life of the software, beginning when the software is implemented. The software useful lives generally vary from 3 to 5 years. Amortization expense, including applicable impairment charges, was $63, $215, and $132 for the years ended December 31, 2003, 2002 and 2001, respectively.

Investments in non-affiliated companies: This caption includes marketable securities classified as “available for sale” instruments in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” These investments have an original cost of $51 and are reflected in the consolidated financial statements at their quoted fair value, based on publicly traded common shares, of $68. For the year ended December 31, 2003, the Company recorded net unrealized gains of $17 within Accumulated Other Comprehensive Loss.

Note 10—Debt

Short-Term Debt: Short-term borrowings at December 31, 2003 and 2002 were as follows:

	2003	2002
Notes payable	$42	$20
Euro secured borrowing	—	377

Total short-term debt	42	397
Current maturities of long-term debt	4,194	3,980

Total	$4,236	$4,377

We classify our debt based on the contractual maturity dates of the underlying debt instruments or as of the earliest put date available to the debt holders. We defer costs associated with debt issuance over the applicable term or to the first put date, in the case of convertible debt or debt with a put feature. Total deferred debt issuance costs included in Other long-term assets were $79 as of December 31, 2003. These costs are amortized as interest expense in our Consolidated Statement of Income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Long-Term Debt: Long-term debt, including debt secured by finance receivables at December 31, 2003 and 2002 was as follows:

	Weighted Average Interest Rates at December 31, 2003	2003	2002
U.S. Operations
Xerox Corporation
Notes due 2003	—%	$—	$883
Notes due 2004	7.15	194	196
Euro notes due 2004	3.50	377	315
Notes due 2006	7.25	15	15
Notes due 2007	7.38	25	25
Notes due 2008	1.45	27	25
Senior Notes due 2009	9.75	616	626
Euro Senior Notes due 2009	9.75	272	226
Senior Notes due 2010	7.13	701	—
Notes due 2011	7.01	50	50
Senior Notes due 2013	7.63	548	—
Notes due 2014	9.00	19	19
Notes due 2016	7.20	254	255
Convertible notes due 2018	—	—	556
2003/2002 Credit Facility	3.42	300	3,440
Other debt due 2003-2018	—	—	40

Subtotal		$3,398	$6,671

Xerox Credit Corporation
Notes due 2003	—	—	463
Yen notes due 2005	1.50	936	845
Yen notes due 2007	2.00	281	255
Notes due 2008	6.50	25	25
Notes due 2012	7.12	125	125
Notes due 2013	6.50	59	59
Notes due 2014	6.06	50	50
Notes due 2018	7.00	25	25

Subtotal		1,501	1,847

Other US Operations
Borrowings secured by finance receivables (1)	4.74	2,598	2,469
Borrowings secured by other assets	7.46	70	—

Subtotal		$2,668	$2,469

Total U.S. operations		$7,567	$10,987

International Operations
Xerox Capital (Europe) plc:
Euros due 2003-2008	5.25%	$942	$784
Japanese yen due 2003-2005	1.30	93	84
U.S. dollars due 2003-2008	5.89	525	523

Subtotal		1,560	1,391

Other International Operations:
Pound Sterling secured borrowings due 2003	—	—	529
Pound Sterling secured borrowings due 2008 (1)	6.09	570	—
Euro secured borrowings due 2005-2007 (1)	3.59	817	206
Canadian dollars secured borrowings due 2003-2006 (1)	5.82	440	319
Other debt due 2003-2008	9.39	170	342

Subtotal		1,997	1,396

Total international operations		3,557	2,787

Subtotal		11,124	13,774

Less current maturities	4.99	(4,194)	(3,980)

Total long-term debt		$6,930	$9,794

(1)	Refer to Note 4 for further discussion of borrowings secured by finance receivables, net.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Consolidated Long-Term Debt Maturities: Scheduled payments due on long-term debt for the next five years and thereafter follow:

2004	2005	2006	2007	2008	Thereafter	Total
$4,194	$2,129	$486	$775	$782	$2,758	$11,124

Certain of our debt agreements allow us to redeem outstanding debt prior to scheduled maturity. The actual decision as to early redemption, when and if possible, will be made at the time the early redemption option becomes exercisable and will be based on liquidity, prevailing economic and business conditions, and the relative costs of new borrowing.

Convertible Debt due 2018: In 1998, we issued convertible subordinated debentures for net proceeds of $575. The original scheduled amount due was $1,012 which corresponded to an effective interest rate of 3.625 percent per year. The debentures were convertible into 7.808 shares of our common stock per 1,000 dollars principal amount at maturity of the debentures and also contained a put option exercisable in 2003. In April 2003, $560 of this convertible debt was put back to us in accordance with terms of the debt and was paid in cash.

Debt-for-Equity Exchanges: During 2002, we exchanged an aggregate of $52 of debt through the exchange of 6.4 million shares of common stock valued at $51 using the fair market value at the date of exchange (including the convertible debt mentioned above). A gain of $1 was recorded in connection with these transactions. During 2001, we retired $374 of long-term debt through the exchange of 41 million shares of common stock valued at $311. A gain of $63 was recorded in connection with these transactions. The gains were recorded in Other expenses, net in our Consolidated Statements of Income. The shares were valued using the daily volume-weighted average price of our common stock over a specified number of days prior to the exchange, based on contractual terms.

Lines of Credit: As of December 31, 2002, we had $3.5 billion of debt outstanding (including a $2 billion term loan and a fully drawn $1.5 billion revolving credit facility). In June 2003, using the proceeds from public offerings and available cash on hand, we repaid outstanding amounts under this agreement and we subsequently entered into the 2003 Credit Facility. The 2003 Credit Facility consists of a fully drawn $300 term loan and a $700 revolving credit facility that includes a $200 letter of credit sub-facility, under which $51 of letters of credit were outstanding at December 31, 2003. Xerox is the only borrower of the term loan. The revolving credit facility is available, without sub-limit, to Xerox and certain foreign subsidiaries of Xerox, including Xerox Canada Capital Limited, Xerox Capital (Europe) plc and other qualified foreign subsidiaries (excluding Xerox, the “Overseas Borrowers”). The 2003 Credit Facility matures on September 30, 2008. In conjunction with the 2003 Credit Facility, debt issuance costs of $29 were deferred.

Subject to certain limits described in the following paragraph, the obligations under the 2003 Credit Facility are secured by liens on substantially all the assets of Xerox and each of our U.S. subsidiaries that have a consolidated net worth from time to time of $100 or more (the “Material Subsidiaries”), excluding Xerox Credit Corporation (“XCC”) and certain other finance subsidiaries, and are guaranteed by certain Material Subsidiaries. Xerox is required to guarantee the obligations of the Overseas Borrowers. At December 31, 2003, Xerox is the only borrower under the 2003 Credit Facility.

Under the terms of certain of our outstanding public bond indentures, the amount of obligations under the 2003 Credit Facility that can be (1) secured by assets (the “Restricted Assets”) of (a) Xerox and (b) our non-financing subsidiaries that have a consolidated net worth of at least $100, without (2) triggering a requirement to also secure those indentures, is limited to the excess of (x) 20 percent of our consolidated net worth (as defined in the public bond indentures) over (y) the outstanding amount of certain other debt that is secured by the Restricted

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Assets. Accordingly, the amount of 2003 Credit Facility debt secured by the Restricted Assets will vary from time to time with changes in our consolidated net worth. The amount of security provided under this formula accrues ratably to the benefit of both the term loan and revolving loans under the 2003 Credit Facility.

The term loan and the revolving loans bear interest at LIBOR plus a spread that varies between 1.75 percent and 3.00 percent (or, at our election, at the base rate plus a spread that varies between 0.75 percent and 2.00 percent) depending on the then-current Leverage Ratio under the 2003 Credit Facility. The interest rate on the debt as of December 31, 2003 was 3.42 percent.

The 2003 Credit Facility contains affirmative and negative covenants, as well as financial maintenance covenants. Certain of the more significant covenants under the 2003 Credit Facility are summarized below (this summary is not complete and is in all respects subject to the actual provisions of the 2003 Credit Facility; the covenant levels indicated below are those that are applicable for the period ending December 31, 2003 and thereafter):

(a) Limitations on the following will apply at all times under the 2003 Credit Facility:

Minimum consolidated net worth of not less than $3.0 billion (as defined in the 2003 Credit Facility, net worth includes the preferred securities issued by us as well as the deconsolidated trusts);

Maximum leverage ratio (a quarterly test that is calculated as total adjusted debt divided by EBITDA) ranging from 2.0 to 2.3; and

Creation and existence of liens, and certain fundamental changes to corporate structure and nature of business, including mergers.

(b) Limitations on the following will apply only until such time that Xerox’s senior unsecured debt is rated at least BBB- by S&P and Baa3 by Moody’s (the “Ratings Condition”), and thereafter do not apply:

Minimum EBITDA (a quarterly test that is based on rolling four quarters) ranging from $1.1 to $1.3 billion; for this purpose, “EBITDA” (earnings before interest, taxes, depreciation, amortization as well as certain non-recurring items, as defined) generally means EBITDA, excluding interest and financing income to the extent included in EBITDA as consolidated net income; and

Maximum capital expenditures (an annual test) of $405 during fiscal year 2003, and thereafter an amount per fiscal year equal to $330 plus any unused amount carried over from any prior fiscal year; additional capital expenditures can be made utilizing certain amounts that are otherwise available to make restricted payments and investments; for this purpose, “capital expenditures” generally means the amounts included on our statement of cash flows as “additions to land, buildings and equipment,” plus any capital lease obligations incurred.

(c) Limitations on the following will not apply at any time that the Ratings Condition is satisfied, and will be reinstated at any time that the Ratings Condition is not satisfied:

Issuance of debt and preferred stock; asset transfers; hedging transactions other than those entered into in the ordinary course of business; certain types of restricted payments relating to our, or our subsidiaries’, equity interests and subordinated debt, including (subject to certain exceptions) payment of cash dividends on our common stock; certain transactions with affiliates, including intercompany loans and asset transfers and acquisitions.

(d) Limitations on investments shall apply only at such times that Xerox’s senior unsecured debt is rated less than BB by S&P and Ba2 by Moody’s.

The 2003 Credit Facility generally does not affect our ability to continue to securitize receivables under additional or existing third-party vendor financing arrangements. Subject to certain exceptions, we cannot pay

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

cash dividends on our common stock during the term of the 2003 Credit Facility, although we can pay cash dividends on our preferred stock provided there is then no event of default under the 2003 Credit Facility. In addition to other defaults customary for facilities of this type, defaults on other debt, or bankruptcy, of Xerox, or certain of our subsidiaries, and a change in control of Xerox, would constitute events of default under the 2003 Credit Facility.

At December 31, 2003, we were in compliance with all aspects of the 2003 Credit Facility including financial covenants and expect to be in compliance for at least the next twelve months. Failure to be in compliance with any material provision or covenant of the 2003 Credit Facility could have a material adverse effect on our liquidity and operations.

2010 and 2013 Senior Notes: In June 2003, we issued $700 aggregate principal amount of Senior Notes due 2010 and $550 aggregate principal amount of Senior Notes due 2013. Interest on the Senior Notes due 2010 and 2013 accrues at the rate of 7.125 percent and 7.625 percent, respectively, per annum and is payable semiannually on June 15 and December 15. In conjunction with the issuance of the 2010 and 2013 Senior Notes, debt issuance costs of $32 were deferred. These notes, along with our Senior Notes due 2009 which were issued in January 2002, are guaranteed by our wholly-owned subsidiaries Intelligent Electronics, Inc. and Xerox International Joint Marketing, Inc.

2009 Senior Notes: In September 2003, we completed our offer to exchange the €225 million and $600 aggregate principal amount of our 9.75 percent unregistered senior notes due 2009 for a like principal amount of 9.75 percent senior notes due 2009 that have been registered under the U.S. Securities Act of 1933, as amended. As of the closing of the exchange offer, €224 million of Euro senior notes and $587 of dollar senior notes had been tendered for exchange and the incremental 0.5 percent interest, that was required prior to the exchange offer, ceased to accrue on all the outstanding senior notes, whether or not tendered for exchange.

The senior notes also contain negative covenants (but no financial maintenance covenants) similar to those contained in the 2003 Credit Facility. However, they generally provide us with more flexibility than the 2003 Credit Facility covenants, except that payment of cash dividends on the 6.25 percent Series C Mandatory Convertible Preferred Stock is subject to the conditions that there is then no default under the senior notes, that the fixed charge coverage ratio (as defined) is greater than 2.25 to 1.0, and that the amount of the cash dividend does not exceed the then amount available under the restricted payments basket (as defined).

Guarantees: At December 31, 2003, we have guaranteed $2.0 billion of indebtedness of our foreign wholly-owned subsidiaries. This debt is included in our Consolidated Balance Sheet as of such date.

Interest: Interest paid by us on our short-term debt, long-term debt and liabilities to subsidiary trusts issuing preferred securities amounted to $867, $903, and $1,130 for the years ended December 31, 2003, 2002 and 2001, respectively.

Interest expense and interest income consisted of:

	Year Ended December 31,
	2003	2002	2001
Interest expense (1)	$884	$896	$1,001
Interest income (2)	(1,062)	(1,077)	(1,230)

(1)	Includes Equipment financing interest of $362, $401 and $457 for the years ended December 31, 2003, 2002 and 2001, respectively, as well as non-financing interest expense of $522, $495 and $544 for the years ended December 31, 2003, 2002 and 2001, respectively, that is included in Other expenses, net in the Consolidated Statements of Income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

(2)	Includes Finance income, as well as other interest income that is included in Other expenses, net in the Consolidated Statements of Income.

Equipment financing interest is determined based on a combination of actual interest expense incurred on financing debt, as well as our estimated cost of funds, applied against the estimated level of debt required to support our financed receivables. The estimate is based on an assumed ratio of debt as compared to our finance receivables. This ratio ranges from 80-90 percent of our average finance receivables. This methodology has been consistently applied for all periods presented.

A summary of the Net cash payments on debt as shown on the consolidated statements of cash flows for the three years ended December 31, 2003 follows:

	2003	2002	2001
Cash proceeds (payments) on notes payable, net	$22	$(33)	$(141)
Net cash proceeds from issuance of long-term debt (1)	1,580	1,053	89
Cash payments on long-term debt	(5,646)	(5,639)	(2,396)

	$(4,044)	$(4,619)	$(2,448)

(1)	Includes payment of debt issuance costs.

Note 11—Financial Instruments

As a multinational company, we are exposed to market risk from changes in foreign currency exchange rates and interest rates that could affect our results of operations and financial condition. As a result of our improved liquidity and financial position, our ability to utilize derivative contracts as part of our risk management strategy, described below, has substantially improved. Certain of these derivative arrangements do not qualify for hedge accounting treatment under SFAS No. 133. Accordingly, our results of operations are exposed to some volatility, which we attempt to minimize or eliminate whenever possible. The level of volatility will vary with the level of derivative hedges outstanding, as well as the currency and interest rate market movements in the period.

We enter into limited types of derivative contracts, including interest rate swap agreements, foreign currency swap agreements, cross currency interest rate swap agreements, forward exchange contracts, purchased foreign currency options and purchased interest rate collars, to manage interest rate and foreign currency exposures. The fair market values of all our derivative contracts change with fluctuations in interest rates and/or currency rates and are designed so that any changes in their values are offset by changes in the values of the underlying exposures. Our derivative instruments are held solely to hedge economic exposures; we do not enter into derivative instrument transactions for trading or other speculative purposes and we employ long-standing policies prescribing that derivative instruments are only to be used to achieve a very limited set of objectives.

Our primary foreign currency market exposures include the Japanese yen, Euro, Brazilian real, British pound sterling and Canadian dollar. For each of our legal entities, we generally hedge foreign currency denominated assets and liabilities, primarily through the use of derivative contracts. In entities with significant assets and liabilities, we use derivative contracts to hedge the net exposure in each currency, rather than hedging each asset and liability separately. We typically enter into simple unleveraged derivative transactions. Our policy is to transact derivatives only with counterparties having an investment-grade or better rating and to monitor market risk and exposure for each counterparty. We also utilize arrangements that allow us to net gains and losses on separate contracts, which further mitigates credit risk. Based upon our ongoing evaluation of the replacement cost of our derivative transactions and counterparty credit worthiness, we consider the risk of a material default by any of our counterparties to be remote.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Some of our derivative contracts and other material contracts at December 31, 2003 require us to post cash collateral or maintain minimum cash balances in escrow. These cash amounts are reported in our Consolidated Balance Sheets within Other current assets or Other long-term assets, depending on when the cash will be contractually released (see Note 1).

Interest Rate Risk Management: Virtually all customer-financing assets earn fixed rates of interest and a significant portion of those assets has been matched to secured vendor financing loan arrangements which generally bear fixed rates of interest. Our loans related to vendor financing, from parties including GE, are secured by customer-financing assets and are designed to mature as we collect principal payments on the financing assets which secure them. The interest rates on a significant portion of those loans are fixed. As a result, the vendor financing loan programs create natural match-funding of the financing assets to the related debt.

Single Currency Interest Rate Swaps: At December 31, 2003 and 2002 we had outstanding single currency interest rate swap agreements with aggregate notional amounts of $2,491 and $3,820, respectively. The net asset fair values at December 31, 2003 and 2002 were $46 and $121, respectively.

Foreign Currency Interest Rate Swaps: In cases where we issue foreign currency-denominated debt, we may enter into cross-currency interest rate swap agreements, if possible, whereby we swap the proceeds and related interest payments with a counterparty. In return, we receive and effectively denominate the debt in local functional currencies.

At December 31, 2003 and 2002, we had outstanding cross-currency interest rate swap agreements with aggregate notional amounts of $696 and $879, respectively. The net asset fair values at December 31, 2003 and 2002 were $4 and $21, respectively. Of the outstanding agreements at December 31, 2003, the Japanese yen was the largest single currency hedged. Contracts denominated in Japanese yen and Pound sterling accounted for over 95 percent of our cross-currency interest rate swap agreements.

The aggregate notional amounts of interest rate swaps by maturity date and type at December 31, 2003 follow:

	2004	2005	2006	2007	Thereafter	Total
Single Currency Swaps
Pay fixed/receive variable	$167	$112	$12	$—	$250	$541
Pay variable/receive fixed	—	—	—	—	1,950	1,950

Total	$167	$112	$12	$—	$2,200	$2,491

Interest rate paid	5.29%	6.46%	6.02%	—	4.36%	4.52%
Interest rate received	2.10%	1.96%	2.83%	—	7.31%	6.69%

	2004	2005	2006	2007	Thereafter	Total
Cross Currency Swaps
Pay fixed/receive fixed	$—	$453	$—	$136	$—	$589
Pay fixed/receive variable	98	9	—	—	—	107

Total	$98	$462	$—	$136	$—	$696

Interest rate paid	5.93%	3.37%	—	4.69%	—	5.31%
Interest rate received	1.15%	1.49%	—	2.00%	—	2.36%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

The majority of the variable portions of our swaps pay interest based on spreads against LIBOR or the European Interbank Rate.

Fair Value Hedges: During 2003, pay variable/receive fixed interest rate swaps with notional amounts of $700 and $400 associated with the Senior Notes due in 2010 and 2013, respectively, were designated and accounted for as fair value hedges. During 2002, pay variable/receive fixed interest rate swaps with a notional amount of $600 associated with the Senior Notes due in 2009 were designated and accounted for as fair value hedges. The swaps were structured to hedge the fair value of the debt by converting it from a fixed rate instrument to a variable rate instrument. Accordingly, no ineffective portion was recorded to earnings during 2003 or 2002.

We terminated various interest rate swaps with a fair value of $136 during 2003 and $56 during 2002. These derivatives were not previously designated as hedges and accordingly the termination had no impact on earnings.

Derivatives Marked-to-Market Results: While the remainder of our portfolio of interest rate derivative instruments is intended to economically hedge interest rate risks to the extent possible, differences between the contract terms of these derivatives and the underlying related debt reduce our ability to obtain hedge accounting in accordance with SFAS No. 133. This results in mark-to-market valuation of these derivatives directly through earnings, which accordingly leads to increased earnings volatility. During 2003 and 2002, we recorded net losses of $13 and net gains of $12, respectively, from the mark-to-market valuation of interest rate derivatives for which we did not apply hedge accounting.

Foreign Exchange Risk Management:

Currency Derivatives: We utilize forward exchange contracts and purchased option contracts to hedge against the potentially adverse impacts of foreign currency fluctuations on foreign currency denominated assets and liabilities including foreign currency- denomination debt. Changes in the value of these currency derivatives are recorded in earnings together with the offsetting foreign exchange gains and losses on the underlying assets and liabilities.

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

During 2003, 2002, and 2001, we recorded aggregate exchange losses of $11 and $77 and aggregate gains of $29, respectively. This reflects the changes in the values of all our foreign currency derivatives, for which we did not apply hedge accounting, together with exchange gains and losses on foreign currency underlying assets and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

At December 31, 2003, we had outstanding forward exchange and purchased option contracts with gross notional values of $4,232. The following is a summary of the primary hedging positions and corresponding fair values held as of December 31, 2003:

Currency Hedged (Buy/Sell)	Gross Notional Value	Fair Value Asset/ (Liability)
Euro/Pound Sterling	$1,117	$5
Yen/US Dollar	837	16
US Dollar/Pound Sterling	482	(14)
Yen/Euro	251	(5)
Kronor/Pound Sterling	213	—
Pound Sterling/Euro	173	(1)
Euro/US Dollar	149	8
Euro/Yen	132	3
All Other	878	(12)

Total	$4,232	$—

Accumulated Other Comprehensive Loss (“AOCL”): During 2003, an $8 after-tax increase in the fair value of cash flow hedges was recorded in AOCL while an after-tax amount of $(6) was transferred to earnings as a result of scheduled payments and receipts on the cash flow hedges. This resulted in an ending gain position relating to the cash flow hedges in AOCL of $1 as of December 31, 2003. During 2002, less than $1 of an after-tax decrease in the fair value of cash flow hedges was recorded in AOCL while an after-tax amount of $10 was transferred to earnings as a result of scheduled payments and receipts on the cash flow hedges. This resulted in an ending loss position relating to the cash flow hedges in AOCL of $1 as of December 31, 2002.

Cash Flow Hedges: During 2003, we entered into two strategies to hedge the currency exposure of Japanese yen denominated debt of $936 and $281. We used cross currency swaps with notional amounts of $453 and $136, respectively, to hedge the currency exposure for interest payments and principal on half of such debt and used forward currency contracts to hedge the currency exposure for interest payments on the remaining debt. These strategies converted the hedged cash flows to U.S. dollar denominated payments and qualified for cash flow hedge accounting under SFAS No. 133.

During 2003 and 2002, certain forward contracts were used to hedge the interest payments on Euro denominated debt of $377. In addition, certain forward contracts were used to hedge Euro denominated interest payments on other debt. The interest payments on such debt were designated and accounted for as cash flow hedges. Accordingly, the change in value of these derivatives was included in AOCL and was not material for all periods presented. No amount of ineffectiveness was recorded to the Consolidated Statements of Income during 2003 or 2002 for our designated cash flow hedges and all components of each derivatives gain or loss are included in the assessment of hedge effectiveness.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Fair Value of Financial Instruments: The estimated fair values of our financial instruments at December 31, 2003 and 2002 follow:

	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$2,477	$2,477	$2,887	$2,887
Accounts receivable, net	2,159	2,159	2,072	2,072
Short-term debt	4,236	4,281	4,377	3,837
Liabilities to trusts issuing preferred securities	1,809	2,407	1,793	1,610
Long-term debt	6,930	7,177	9,794	9,268

The fair value amounts for Cash and cash equivalents and Accounts receivable, net approximate carrying amounts due to the short maturities of these instruments. The fair value of Short and Long-term debt, as well as Liabilities to subsidiary trusts issuing preferred securities, was estimated based on quoted market prices for publicly traded securities or on the current rates offered to us for debt of similar maturities. The difference between the fair value and the carrying value represents the theoretical net premium or discount we would pay or receive to retire all debt at such date.

Note 12—Employee Benefit Plans

We sponsor numerous pension and other post-retirement benefit plans, primarily retiree health, in our U.S. and international operations. December 31 is the measurement date for our domestic, Canadian, and Mexican plans and September 30 is the measurement date for our other foreign plans. Information regarding our benefit plans is presented below:

	Pension Benefits		Other Benefits
	2003	2002	2003	2002
Change in Benefit Obligation
Benefit obligation, January 1	$7,931	$7,606	$1,563	$1,481
Service cost	197	180	26	26
Interest cost	934	(210)	91	96
Plan participants’ contributions	15	18	9	3
Plan amendments	1	(31)	(30)	(139)
Actuarial loss	312	736	18	191
Currency exchange rate changes	486	327	12	—
Divestitures	(45)	(1)	—	—
Curtailments	1	2	—	8
Special termination benefits	—	39	—	2
Benefits paid/settlements	(861)	(735)	(110)	(105)

Benefit obligation, December 31	$8,971	$7,931	$1,579	$1,563

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

	Pension Benefits		Other Benefits
	2003	2002	2003	2002
Change in Plan Assets
Fair value of plan assets, January 1	$5,963	$7,040	$—	$—
Actual return on plan assets	1,150	(768)	—	—
Employer contribution	672	138	101	102
Plan participants’ contributions	15	18	9	3
Currency exchange rate changes	401	271	—	—
Divestitures	(39)	(1)	—	—
Benefits paid/settlements	(861)	(735)	(110)	(105)

Fair value of plan assets, December 31	$7,301	$5,963	$—	$—

Funded status (including under-funded and non-funded plans)	(1,670)	(1,968)	(1,579)	(1,563)
Unamortized transition assets	(2)	—	—	—
Unrecognized prior service cost	(24)	(27)	(136)	(134)
Unrecognized net actuarial loss	1,870	1,843	447	445

Net amount recognized	$174	$(152)	$(1,268)	$(1,252)

Amounts recognized in the Consolidated Balance Sheets consist of:
Prepaid benefit cost	$756	$629	$—	$—
Accrued benefit liability	(850)	(1,250)	(1,268)	(1,252)
Intangible asset	6	7	—	—
Minimum pension liability included in AOCL	262	462	—	—

Net amount recognized	$174	$(152)	$(1,268)	$(1,252)

	Pension Benefits
	2003	2002
Change in minimum liability included in AOCL	$(200)	$406

Information for benefit plans that are under-funded or non-funded on a Projected Benefit Obligation basis:

	Pension Benefits		Other Benefits
	2003	2002	2003	2002
Aggregate projected benefit obligation	$8,853	$7,865	$1,579	$1,563
Aggregate fair value of plan assets	$7,164	$5,878	$—	$—

The accumulated benefit obligation for all defined benefit pension plans was $8,036 and $7,087 at December 31, 2003, and 2002, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	2003	2002
Aggregate projected benefit obligation	$5,882	$5,845
Aggregate accumulated benefit obligation	$5,207	$5,188
Aggregate fair value of plan assets	$4,367	$4,008

Our domestic retirement defined benefit plans provide employees a benefit, depending on eligibility, at the greater of (i) the benefit calculated under a highest average pay and years of service formula, (ii) the benefit calculated under a formula that provides for the accumulation of salary and interest credits during an employee’s work life, or (iii) the individual account balance from the Company’s prior defined contribution plan (Transitional Retirement Account or TRA). The benefit obligations included in this disclosure for our domestic

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

retirement defined benefit plans do not include the impact of our settlement of the Berger litigation, pending final acceptance of the settlement by the court. Upon final acceptance by the court, the obligations will be increased by the $239 liability already recognized by Xerox. At December 31, 2003, the $239 liability is included in the caption “Pension and other benefit liabilities” in our Consolidated Balance Sheet.

	Pension Benefits			Other Benefits
	2003	2002	2001	2003	2002	2001
Components of Net Periodic Benefit Cost
Defined benefit plans
Service cost	$197	$180	$174	$26	$26	$28
Interest cost(1)	934	(210)	(184)	91	96	99
Expected return on plan assets(2)	(940)	134	81	—	—	—
Recognized net actuarial loss	53	7	7	13	3	3
Amortization of prior service cost	—	3	9	(18)	(5)	—
Recognized net transition asset	—	(1)	(14)	—	—	—
Recognized curtailment/settlement loss (gain)	120	55	26	(4)	—	—

Net periodic benefit cost	364	168	99	108	120	130
Special termination benefits	—	27	—	—	2	—
Defined contribution plans	62	10	21	—	—	—

Total	$426	$205	$120	$108	$122	$130

(1)	Interest cost includes interest expense on non-TRA obligations of $289, $238, and $216 and interest (income) expense directly allocated to TRA participant accounts of $645, $(448), and $(400) for the years ended December 31, 2003, 2002 and 2001, respectively.
(2)	Expected return on plan assets includes expected investment income on non-TRA assets of $295, $314, and $319 and actual investment income (losses) on TRA assets of $645, $(448), and $(400) for the years ended December 31, 2003, 2002 and 2001, respectively.

During 2003, we recognized settlement/curtailment losses as a result of restructuring programs implemented in 2002 and during 2002 we incurred special termination benefits and recognized curtailment/settlement losses as a result of restructuring programs. Accordingly, in 2003, $33 of the total recognized settlement/curtailment losses of $116 and in 2002, the special termination benefit cost of $29, and $18 of the total recognized settlement/curtailment loss amount of $55 are included as restructuring charges in our Consolidated Statements of Income.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Plan Assets

Current Allocation and Investment Targets

As of the 2003 and 2002 measurement dates, the global pension plan assets were $7.3 billion and $6.0 billion, respectively. These assets were invested among several asset classes. The amount and percentage of assets invested in each asset class as of each of these dates is shown below:

	Asset Value		Percentage of Total Assets
	2003	2002	2003	2002
Asset Category
Equity securities (1)	$4,222	$3,422	58%	57%
Debt securities (1)	1,900	1,718	26%	29%
Real estate	366	238	5%	4%
Other	813	585	11%	10%

Total	$7,301	$5,963	100%	100%

(1)	None of the investments include debt or equity securities of Xerox Corporation.

Investment Strategy

The target asset allocations for our worldwide plans for 2003 and 2002 were 60% invested in equities, 28% invested in fixed income, 4% invested in real estate and 8% invested in Other. The pension assets outside of the U.S. as of the 2003 and 2002 measurement dates, were $3.4 billion and $2.7 billion, respectively.

The target asset allocations for the U.S. pension plan include 65% percent invested in equities, 30% percent in fixed income and 5% in other investments. Cash investments are sufficient to handle expected cash requirements for benefit payments and will vary throughout the year. The expected long-term rate of return on the U.S. pension assets is 8.75 percent.

Xerox Corporation employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by exceeding the interest growth in long-term plan liabilities. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. This consideration involves the use of long-term measures that address both return and risk. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S and non-U.S. stocks as well as growth, value, and small and large capitalizations. Other assets such as real estate, private equity, and hedge funds are used to improve portfolio diversification. Derivatives may be used to hedge market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investments. Investment risks and returns are measured and monitored on an ongoing basis through annual liability measurements and quarterly investment portfolio reviews.

Expected Long Term Rate of Return

Xerox Corporation employs a “building block” approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term historical relationships between equities and fixed income are assessed. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established giving consideration to investment diversification and rebalancing. Peer data and historical returns are reviewed periodically to assess reasonableness and appropriateness.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Contributions

We expect to contribute $63 to our worldwide pension plans and $114 to our other postretirement benefit plans in 2004. There are no expected contributions to the domestic tax qualified plans for the 2004 fiscal year. However, once the 2004 actuarial valuations and projected results as of the end of the 2004 measurement year are available, the desirability of additional contributions will be assessed.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits	Other Benefits
2004	$603	$114
2005	479	124
2006	455	131
2007	532	136
2008	627	138
Years 2009-2013	3,627	692

Assumptions

	Pension Benefits			Other Benefits
	2003	2002	2001	2003	2002	2001
Weighted-average assumptions used to determine benefit obligations at the plan measurement dates
Discount rate	5.8%	6.2%	6.8%	6.0%	6.5%	7.2%
Rate of compensation increase	3.9	3.9	3.8	N/A	N/A	N/A

	Pension Benefits				Other Benefits
	2004	2003	2002	2001	2004	2003	2002	2001
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31
Discount rate	5.8%	6.2%	6.8%	7.0%	6.0%	6.5%	7.2%	7.5%
Expected return on plan assets	8.1	8.3	8.8	8.9	N/A	N/A	N/A	N/A
Rate of compensation increase	3.9	3.9	3.8	3.8	N/A	N/A	N/A	N/A

Assumed health care cost trend rates at December 31

	2003	2002
Health care cost trend rate assumed for next year	11.4%	13.8%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.2%	5.2%
Year that the rate reaches the ultimate trend rate	2008	2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-percentage- point increase	One-percentage- point decrease
Effect on total service and interest cost components	$4	$(4)
Effect on post-retirement benefit obligation	$60	$(56)

Medicare Prescription Drug, Improvement and Modernization Act of 2003

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“Act”) was signed into law. The Act will provide prescription drug coverage to retirees beginning in 2006 and will provide subsidies to sponsors of post-retirement medical plans that provide prescription drug coverage. The obligations and benefit costs related to our post-retirement medical plan disclosed above, do not include the expected favorable impact of the Act, pending authoritative accounting guidance regarding how the benefit is to be recognized in the financial statements in accordance with the provisions of FASB Staff Position 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” which was issued in January 2004. As the final guidance has yet to be issued, we are unable to estimate the impacts to our post-retirement benefit plan liabilities. The issuance of final guidance could cause us to change the other post-retirement benefits financial information being reported above.

Employee Stock Ownership Plan (“ESOP”) Benefits: In 1989, we established an ESOP and sold to it 10 million shares of our Series B Convertible Preferred Stock (the “Convertible Preferred”) for a purchase price of $785. Each Convertible Preferred share is convertible into 6 shares of our common stock. The Convertible Preferred has a $1 par value and a guaranteed minimum value of $78.25 per share and accrues annual dividends of $6.25 per share, which are cumulative if earned. The dividends are payable in cash or additional Convertible Preferred shares, or in a combination thereof.

When the ESOP was established, the ESOP borrowed the purchase price from a group of lenders. The ESOP debt was included in our Consolidated Balance Sheet as debt because we guaranteed the ESOP borrowings. A corresponding amount was classified as Deferred ESOP Benefits offsetting a portion of the Convertible Preferred shares included in Shareholders’ Equity in our Consolidated Balance Sheets and represented our commitment to future compensation expense related to the ESOP benefits. In the second quarter of 2002, we purchased the outstanding balance of ESOP debt of $135 from third-party holders. In connection with this purchase, we recorded an intercompany receivable from the ESOP trust and the ESOP recorded an intercompany payable to us, which eliminated in consolidation. Accordingly, the purchase of the ESOP debt effectively represented a retirement of third party debt and therefore such debt was no longer included in our Consolidated Balance Sheets. The purchase of debt did not affect the recognition of compensation expense associated with the ESOP, however, it resulted in a decrease in interest expense in 2002.

The ESOP required pre-determined debt service obligations for each period to be funded by a combination of dividends and employer contributions over the term of the plan. The dividends do not affect our Consolidated Statements of Income, while the contributions are recorded as compensation expense in such statements. We recognize ESOP costs based on the amount committed to be contributed to the ESOP plus related trustee, finance and other charges.

In July 2001, dividends on the Convertible Preferred were suspended. As a result of the suspension of dividends, under the terms of the ESOP plan, we were required to increase our contributions to the ESOP in order to meet the pre-determined amount of debt service obligations. In addition, since the dividend requirement on the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Convertible Preferred is cumulative, dividends continued to accumulate in arrears until dividends were reinstated. As of the end of the third quarter of 2002, the cumulative dividend amounted to $67. In September 2002, the payment of Cumulative Preferred dividends was reinstated by our Board of Directors and $67 of Convertible Preferred dividends were declared. This resulted in a reversal of the previously accrued incremental compensation expense of $67. There was no corresponding earnings per share improvement in 2002 since the EPS calculation requires deduction of dividends declared from reported net income in arriving at net income available to common shareholders.

In the fourth quarter of 2003, the ESOP made its final payment on the intercompany payable due to us. This payment released all of the remaining ESOP shares that were classified as Deferred ESOP Benefits in our Consolidated Balance Sheets and effectively ended our obligation to make future employer contributions to the ESOP. However, dividends will continue to accrue on the Convertible Preferred.

Information relating to the ESOP trust for the three years ended December 31, 2003 follows:

	2003	2002	2001
Interest on ESOP Borrowings	$—	$5	$15
Dividends declared on Convertible Preferred Stock	41	78	13
Cash contribution to the ESOP	14	31	88
Compensation expense	8	10	89

Note 13—Income and Other Taxes

Income (loss) before income taxes for the three years ended December 31, 2003 follows:

	2003	2002	2001
Domestic (loss) income	$(299)	$15	$(191)
Foreign income	735	89	519

Income before income taxes	$436	$104	$328

Provisions (benefits) for income taxes for the three years ended December 31, 2003 follow:

	2003	2002	2001
Federal income taxes
Current	$77	$39	$11
Deferred	(132)	(35)	(117)
Foreign income taxes
Current	144	145	474
Deferred	72	(141)	114
State income taxes
Current	(17)	(2)	(2)
Deferred	(10)	(2)	(7)

	$134	$4	$473

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

A reconciliation of the U.S. federal statutory income tax rate to the consolidated effective income tax rate for the three years ended December 31, 2003 follows:

	2003	2002	2001
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Audit and other tax return adjustments	7.6	(53.7)	(42.8)
Change in valuation allowance for deferred tax assets	(3.8)	14.0	75.5
Dividends on Series B convertible preferred stock	(3.1)	(22.7)	(1.2)
State taxes, net of federal benefit	(2.7)	(2.3)	(1.8)
Effect of tax law changes	1.0	(15.3)	(3.2)
Tax-exempt income	(1.0)	(9.3)	(4.0)
Sale of partial ownership interest in Fuji Xerox	—	—	35.5
Goodwill amortization	—	—	3.1
Other foreign, including earnings taxed at different rates	(2.7)	54.3	49.3
Other	0.4	3.8	(1.2)

Effective income tax rate	30.7%	3.8%	144.2%

The difference between the 2003 consolidated effective income tax rate of 30.7 percent and the U.S. federal statutory income tax rate relates primarily to tax benefits arising from the reversal of valuation allowances on deferred tax assets following a re-evaluation of their future realization due to improved financial performance, other foreign adjustments, including earnings taxed at different rates, the impact of dividends on Series B Convertible Preferred Stock and state tax benefits. Such benefits were partially offset by tax expense for audit and other tax return adjustments, as well as recurring losses in certain jurisdictions where we continue to maintain deferred tax asset valuation allowances.

The difference between the 2002 consolidated effective income tax rate of 3.8 percent and the U.S. federal statutory income tax rate relates primarily to the recognition of tax benefits from the favorable resolution of a foreign tax audit, tax law changes as well as the retroactive declaration of Series B Convertible Preferred Stock dividends. Such benefits are offset, in part, by tax expense recorded for the ongoing examination in India, the sale of our interest in Katun Corporation as well as recurring losses in certain jurisdictions where we are not providing tax benefits and continue to maintain deferred tax asset valuation allowances.

The difference between the 2001 consolidated effective income tax rate of 144.2 percent and the U.S. federal statutory income tax rate relates primarily to the recognition of deferred tax asset valuation allowances resulting from our recoverability assessments, the taxes incurred in connection with the sale of our partial interest in Fuji Xerox and recurring losses in low tax jurisdictions. The gain for tax purposes on the sale of Fuji Xerox was disproportionate to the gain for book purposes as a result of a lower tax basis in the investment. Other items favorably impacting the tax rate included a tax audit resolution and additional tax benefits arising from prior period restructuring provisions.

On a consolidated basis, we paid a total of $207, $442, and $57 in income taxes to federal, foreign and state jurisdictions in 2003, 2002 and 2001, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Total income tax expense (benefit) for the three years ended December 31, 2003 was allocated as follows:

	2003	2002	2001
Income taxes on income	$134	$4	$473
Cumulative effect of change in accounting principle	—	—	1
Common shareholders’ equity(1)	123	(173)	1

Total	$257	$(169)	$475

(1)	For dividends paid on Series B Convertible Preferred Stock, tax effects of items in accumulated other comprehensive loss and tax benefits related to stock option and incentive plans.

In substantially all instances, deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries and other foreign investments carried at equity. The amount of such earnings included in consolidated retained earnings at December 31, 2003 was approximately $5 billion. These earnings have been permanently reinvested and we do not plan to initiate any action that would precipitate the payment of income taxes thereon. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings. As a result of the March 31, 2001 disposition of one-half of our ownership interest in Fuji Xerox, the investment no longer qualified as a foreign corporate joint venture. Accordingly, deferred taxes are required to be provided on the undistributed earnings of Fuji Xerox, arising subsequent to such date, as we no longer have the ability to ensure permanent reinvestment.

The tax effects of temporary differences that give rise to significant portions of the deferred taxes at December 31, 2003 and 2002 were as follows:

	2003	2002
Tax effect of future tax deductions
Research and development	$1,238	$1,142
Post-retirement medical benefits	491	487
Depreciation	482	475
Net operating losses	442	416
Other operating reserves	262	230
Tax credit carryforwards	237	204
Deferred compensation	182	159
Allowance for doubtful accounts	151	162
Restructuring reserves	69	174
Other	340	356

	3,894	3,805
Valuation allowance	(577)	(524)

Total deferred tax assets	$3,317	$3,281

Tax effect of future taxable income
Unearned income and installment sales	$(1,421)	$(1,363)
Other	(112)	(76)

Total deferred tax liabilities	(1,533)	(1,439)

Total deferred taxes, net	$1,784	$1,842

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

The above amounts are classified as current or long-term in the Consolidated Balance Sheets in accordance with the asset or liability to which they relate. Current deferred tax assets at December 31, 2003 and 2002 amounted to $402 and $449, respectively.

The deferred tax assets for the respective periods were assessed for recoverability and, where applicable, a valuation allowance was recorded to reduce the total deferred tax asset to an amount that will, more likely than not, be realized in the future. The valuation allowance for deferred tax assets as of January 1, 2002 was $474. The net change in the total valuation allowance for the years ended December 31, 2003 and 2002 was an increase of $53 and $50, respectively. The valuation allowance relates primarily to certain foreign net operating loss carryforwards, tax credit carryforwards and deductible temporary differences for which we have concluded it is more likely than not that these items will not be realized in the ordinary course of operations.

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

At December 31, 2003, we had tax credit carryforwards of $237 available to offset future income taxes, of which $158 is available to carryforward indefinitely while the remaining $79 will begin to expire, if not utilized, in 2004. We also had net operating loss carryforwards for income tax purposes of $186 that will expire in 2004 through 2023, if not utilized, and $2.2 billion available to offset future taxable income indefinitely.

From 1995 through 1998, we incurred capital losses from the disposition of our insurance group operations. Such losses were disallowed under the tax law existing at the time of the respective dispositions. As a result of IRS regulations issued in 2002, some portion of the losses may now be claimed subject to certain limitations. We have filed amended tax returns for 1995 through 1998 reporting $1.2 billion of additional capital losses. As of December 31, 2003, we have $465 of capital gains available to be offset by the capital losses during the relevant periods and anticipate a potential tax benefit of approximately $160 to be recognized in a future period. The additional losses claimed and related tax benefits are subject to formal review by the U.S. government, which is currently in process. We will not recognize any tax benefit of these losses until this review has reached a stage that we can estimate the probability of a favorable outcome. All remaining capital loss carryforwards from this matter expired December 31, 2003.

Note 14—Liability to Subsidiary Trusts Issuing Preferred Securities

The Liability to Subsidiary Trusts Issuing Preferred Securities included in our Consolidated Balance Sheets reflects the obligations to our subsidiaries that have issued preferred securities. These subsidiaries are not consolidated in our financial statements because it was determined that we are not the primary beneficiary of the trusts and, therefore, are not permitted to consolidate them in accordance with FIN 46R (refer to Note 1 for further discussion). As of December 31, 2003 and 2002, the components of our liabilities to the trusts were as follows:

	2003	2002
Trust II	$1,067	$1,067
Trust I	665	665
Deferred Preferred Stock	77	61

	$1,809	$1,793

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Trust II: In 2001, Xerox Capital Trust II (“Trust II”) issued 20.7 million of 7.5 percent convertible trust preferred securities (the “Trust Preferred Securities”) to investors for $1,035 and 0.6 million shares of common securities to us for $32. With the proceeds from these securities, Trust II purchased $1,067 of 7.5 percent convertible junior subordinated debentures due 2021 of one of our wholly-owned consolidated subsidiaries. The subsidiary purchased $1,067 aggregate principal amount of 7.5 percent convertible junior subordinated debentures due 2021 of the Company. Trust II’s assets consist principally of our subsidiary’s debentures and our subsidiary’s assets consist principally of our debentures. On a consolidated basis, we received net proceeds of $1,004. Fees of $31 capitalized as debt issuance costs and are being amortized to interest expense over three years to the earliest put date. Interest expense was $89 in 2003 and 2002. We have effectively guaranteed, fully and unconditionally, on a subordinated basis, the payment and delivery by our subsidiary, of all amounts due on our subsidiary debentures and the payment and delivery by Trust II of all amounts due on the Trust Preferred Securities, in each case to the extent required under the terms of the securities.

The Trust Preferred Securities accrue and pay cash distributions quarterly at a rate of 7.5 percent per year of the stated amount of fifty dollars per security. Concurrently, with the initial issuance of the Trust Preferred Securities, our subsidiary used part of the proceeds received from the Company of $229 to purchase U.S. treasuries in order to secure its obligations under its debentures through the distribution payment date (November 27, 2004). The Trust Preferred Securities are convertible at any time, at the option of the investors, into 5.4795 shares of our common stock per Trust Preferred Security (equivalent share price of $9.125 per common share) (“the Conversion Ratio”). The Trust Preferred Securities are mandatorily redeemable upon the maturity of the debentures on November 27, 2021 at fifty dollars per Trust Preferred Security plus accrued and unpaid distributions. Investors may require us to cause Trust II to purchase all or a portion of the Trust Preferred Securities on December 4, 2004, and November 27, 2006, 2008, 2011 and 2016 at a price of fifty dollars per Trust Preferred Security, plus accrued and unpaid distributions. In addition, if we undergo a change in control on or before December 4, 2004, investors may require us to cause Trust II to purchase all or a portion of the Trust Preferred Securities. In either case, the purchase price for such Trust Preferred Securities may be paid in cash or our common stock, or a combination thereof. However, our liability to the trust is classified as long-term in our financial statements as we have the intent and ability to convert the obligations to equity through the issuance of common shares if put to us in 2004. If the purchase price or any portion thereof consists of common stock, investors will receive such common stock at a value of 95 percent of its then prevailing market price. Trust II may redeem all, but not part, of the Trust Preferred Securities for cash, prior to December 4, 2004, only if specified changes in tax and investment law occur, at a redemption price of 100 percent of their liquidation amount plus accrued and unpaid distributions. On or at anytime after December 4, 2004, Trust II may redeem all or a portion of the Trust Preferred Securities for cash at declining redemption prices, with an initial redemption price of 103.75 percent of their stated amount, subject to the investors’ right to convert the Trust Preferred Securities into shares of our common stock at the Conversion Ratio at any time prior to any such redemption date. The Company’s rights and liabilities with respect to Trust II, through our other subsidiary, contain identical conversion, put and call provisions and would be redeemed in a similar manner as the Trust Preferred Securities.

Trust I: In 1997, Xerox Capital Trust I (“Trust I”) issued 650 thousand of 8.0 percent preferred securities (the “Preferred Securities”) to investors for $644 ($650 liquidation value) and 20,103 shares of common securities to us for $20. With the proceeds from these securities, Trust I purchased $670 principal amount of 8.0 percent Junior Subordinated Debentures due 2027 of the Company (“the Debentures”). The Debentures represent all of the assets of Trust I. On a consolidated basis, we received net proceeds of $637 which was net of fees and discounts of $13. Interest expense, together with the amortization of debt issuance costs and discounts, amounted to $52 in 2003 and 2002. We have guaranteed (the “Guarantee”), on a subordinated basis, distributions and other payments due on the Preferred Securities. The Guarantee and our obligations under the Debentures and in the indenture pursuant to which the Debentures were issued and our obligations under the Amended and Restated Declaration of Trust governing the trust, taken together, provide a full and unconditional guarantee of amounts

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

due on the Preferred Securities. The Preferred Securities accrue and pay cash distributions semiannually at a rate of 8 percent per year of the stated liquidation amount of one thousand dollars per Preferred Security. The Preferred Securities are mandatorily redeemable upon the maturity of the Debentures on February 1, 2027, or earlier to the extent of any redemption by us of any Debentures. The redemption price in either such case will be one thousand dollars per share plus accrued and unpaid distributions to the date fixed for redemption.

Deferred Preferred Stock: In 1996, Xerox Capital LLC, issued 2 million deferred preferred shares for Canadian (Cdn.) $50 ($37 U.S.) to investors and all of its common shares to us for Cdn. $13 ($10 U.S.). The total proceeds of Cdn. $63 ($47 U.S.) were loaned to us. The deferred preferred shares are mandatorily redeemable on February 28, 2006 for Cdn. $90 (equivalent to $70 U.S. at December 31, 2003).

Note 15—Litigation, Regulatory Matters and Other Contingencies

Guarantees, Indemnifications and Warranty Liabilities:

As more fully discussed in Note 1, we apply the disclosure provisions of FIN 45 to our agreements that contain guarantee or indemnification clauses. These disclosure provisions expand those required by SFAS No. 5 “Accounting for Contingencies”, by requiring that guarantors disclose certain types of guarantees, even if the likelihood of requiring the guarantor’s performance is remote. As of December 31, 2003, we have accrued our estimate of liability incurred under these indemnification arrangements and guarantees. The following is a description of arrangements in which we are a guarantor.

Indemnifications provided as part of contracts and agreements: We are a party to a variety of agreements pursuant to which we may be obligated to indemnify the other party with respect to certain matters. Typically, these obligations arise in the context of contracts that we entered into for the sale or purchase of businesses or real estate assets, under which we customarily agree to hold the other party harmless against losses arising from a breach of representations and covenants, including obligations to pay rent. These relate to such matters as adequate title to assets sold, intellectual property rights, specified environmental matters and certain income taxes. In addition, we have provided guarantees on behalf of our subsidiaries with respect to real estate leases. In certain instances, these lease guarantees may remain in effect subsequent to the sale of the subsidiary. Furthermore, in certain contracts we have agreed to indemnify various service providers, trustees and bank agents from any third party claims related to their performance on our behalf, with the exception of claims that result from their own willful misconduct or gross negligence. In each of these circumstances, our payment is conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow us to challenge the other party’s claims. In the case of lease guarantees, we may contest the liabilities asserted under the lease. Further, our obligations under these agreements and guarantees may be limited in terms of time and/or amount, and in some instances, we may have recourse against third parties for certain payments we made.

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

Indemnification of Officers and Directors - Our corporate by-laws require that, except to the extent expressly prohibited by law, we must indemnify Xerox Corporation’s officers and directors against judgments,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

fines, penalties and amounts paid in settlement, including legal fees and all appeals, incurred in connection with civil or criminal action or proceedings, as it relates to their services to Xerox Corporation and our subsidiaries. The by-laws provide no limit on the amount of indemnification. The current policy provides $105 of coverage and has no deductible. The litigation matters and regulatory actions described below involve certain of our current and former directors and officers, all of whom are covered by the aforementioned indemnity and if applicable, the current and prior period insurance policies. However, certain indemnification payments may not be covered under our directors’ and officers’ insurance coverage. In addition, we indemnify certain fiduciaries of our employee benefit plans for liabilities incurred in their service as fiduciary whether or not they are officers of the Company.

The Securities and Exchange Commission (“SEC”) announced on June 5, 2003 that it had reached a settlement with several individuals who are former officers of Xerox Corporation regarding the same accounting and disclosure matters which were involved in its investigation of Xerox Corporation. These individuals neither admitted nor denied wrongdoing and agreed to pay fines, disgorgement and interest. These individuals are responsible for paying their own fines. However, because all of the individuals who settled were officers of Xerox Corporation, we were required under our by-laws to reimburse the individuals for the disgorgement, interest and legal fees of $19.

Product Warranty Liabilities: In connection with our normal sales of equipment, including those under sales-type leases, we generally do not issue product warranties. Our arrangements typically involve a separate full service maintenance agreement with the customer. The agreements generally extend over a period equivalent to the lease term or the expected useful life under a cash sale. The service agreements involve the payment of fees in return for our performance of repairs and maintenance. As a consequence, we do not have any significant product warranty obligations including any obligations under customer satisfaction programs. In a few circumstances, particularly in certain cash sales, we may issue a limited product warranty if negotiated by the customer. We also issue warranties for certain of our lower-end products in the Office segment, where full service maintenance agreements are not available. In these instances, we record warranty obligations at the time of the sale. The following table summarizes product warranty activity for the two years ended December 31, 2003:

	2003	2002
Balance as of January 1	$25	$46
Provisions and adjustments	47	51
Payments	(53)	(72)

Balance as of December 31	$19	$25

Tax related contingencies: At December 31, 2003, our Brazilian operations had received assessments levied against it for indirect and other taxes which, inclusive of interest, were approximately $449. The increase since the December 31, 2002 disclosed amount of $260 is primarily due to currency changes, indexation, interest and additional assessments. The assessments principally relate to the internal transfer of inventory. We are disputing these assessments and intend to vigorously defend our position. Based on the opinion of legal counsel, we do not believe that the ultimate resolution of these assessments will materially impact our results of operations, financial position or cash flows. In connection with these proceedings, we may be required to make cash deposits of up to half of the total amount in dispute. Generally, any such amounts would be refundable to the extent the matter is resolved in our favor.

We are subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, we may record incremental tax expense based upon the probable outcomes of such matters. In addition, when applicable,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

we adjust the previously recorded tax expense to reflect examination results. Our ongoing assessments of the probable outcomes of the examinations and related tax positions require judgment and can materially increase or decrease our effective tax rate, as well as impact our operating results.

Legal Matters: As more fully discussed below, we are a defendant in numerous litigation and regulatory matters involving securities law, patent law, environmental law, employment law and the Employee Retirement Income Security Act (“ERISA”). We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess our potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

Litigation Against the Company:

In re Xerox Corporation Securities Litigation: A consolidated securities law action (consisting of 17 cases) is pending in the United States District Court for the District of Connecticut. Defendants are the Company, Barry Romeril, Paul Allaire and G. Richard Thoman. The consolidated action purports to be a class action on behalf of the named plaintiffs and all other purchasers of common stock of the Company during the period between October 22, 1998 through October 7, 1999 (“Class Period”). The amended consolidated complaint in the action alleges that in violation of Section 10(b) and/or 20(a) of the Securities Exchange Act of 1934, as amended (“1934 Act”), and SEC Rule 10b-5 thereunder, each of the defendants is liable as a participant in a fraudulent scheme and course of business that operated as a fraud or deceit on purchasers of the Company’s common stock during the Class Period by disseminating materially false and misleading statements and/or concealing material facts relating to the defendants’ alleged failure to disclose the material negative impact that the April 1998 restructuring had on the Company’s operations and revenues. The amended complaint further alleges that the alleged scheme: (i) deceived the investing public regarding the economic capabilities, sales proficiencies, growth, operations and the intrinsic value of the Company’s common stock; (ii) allowed several corporate insiders, such as the named individual defendants, to sell shares of privately held common stock of the Company while in possession of materially adverse, non-public information; and (iii) caused the individual plaintiffs and the other members of the purported class to purchase common stock of the Company at inflated prices. The amended consolidated complaint seeks unspecified compensatory damages in favor of the plaintiffs and the other members of the purported class against all defendants, jointly and severally, for all damages sustained as a result of defendants’ alleged wrongdoing, including interest thereon, together with reasonable costs and expenses incurred in the action, including counsel fees and expert fees. On September 28, 2001, the court denied the defendants’ motion for dismissal of the complaint. On November 5, 2001, the defendants answered the complaint. On or about January 7, 2003, the plaintiffs filed a motion for class certification. That motion has not yet been fully briefed or argued before the court. The parties are currently engaged in discovery. The individual defendants and we deny any wrongdoing and are vigorously defending the action. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Christine Abarca, et al. v. City of Pomona, et al. (Pomona Water Cases): On June 24, 1999, the Company was served with a summons and complaint filed in the Superior Court of the State of California for the County of Los Angeles. The complaint was filed on behalf of 681 individual plaintiffs claiming damages as a result of our alleged disposal and/or release of hazardous substances into the soil and groundwater. Subsequently, six

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

additional complaints were filed in the same court on behalf of another 459 plaintiffs, with the same claims for damages as the June 1999 action. All seven cases have been served on the Company. Currently there are approximately 1,050 plaintiffs, as certain plaintiffs have been dismissed from the litigation. Plaintiffs in all seven cases allege that hazardous substances from the Company’s operations entered the municipal drinking water supplied by the City of Pomona and the Southern California Water Company, and as a result they were exposed to the substances by inhalation, ingestion and dermal contact. Plaintiffs’ claims against the Company include personal injury, wrongful death, property damage, negligence, trespass, nuisance, and violation of the California Unfair Trade Practices Act. Damages are unspecified. The seven cases against the Company (“Abarca Group”) have been coordinated with approximately 13 unrelated cases against other defendants which involve alleged contaminated groundwater and drinking water in the San Gabriel Valley area of Los Angeles County. In all of those cases, plaintiffs have sued both the providers of drinking water and the industrial defendants who they contend contaminated the water. The body of groundwater involved in the Abarca cases, and allegedly contaminated by the Company, is separate and distinct from the body of groundwater that is involved in the San Gabriel Valley cases, and there is no allegation that the Company is involved in the San Gabriel Valley cases. Nonetheless, the court ordered both groups of cases to be coordinated because both groups concern allegations of groundwater and drinking water contamination, have similar theories of liability alleged against the defendants, and involve a number of similar legal issues, thus apparently making it more efficient, in the view of the court, for all of them to be handled by one judge. Discovery has begun and no trial date has been set. The Company denies any wrongdoing and is vigorously defending the actions. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Carlson v. Xerox Corporation, et al.: A consolidated securities law action (consisting of 21 cases) is pending in the United States District Court for the District of Connecticut against the Company, KPMG and Paul A. Allaire, G. Richard Thoman, Anne M. Mulcahy, Barry D. Romeril, Gregory Tayler and Philip Fishbach. On September 11, 2002, the court entered an endorsement order granting plaintiffs’ motion to file a third consolidated amended complaint. The defendants’ motion to dismiss the second consolidated amended complaint was denied, as moot. According to the third consolidated amended complaint, plaintiffs purport to bring this case as a class action on behalf of an expanded class consisting of all persons and/or entities who purchased Xerox common stock and/or bonds during the period between February 17, 1998 through June 28, 2002 and who were purportedly damaged thereby (“Class”). The third consolidated amended complaint sets forth two claims: one alleging that each of the Company, KPMG, and the individual defendants violated Section 10(b) of the 1934 Act and SEC Rule 10b-5 thereunder; the other alleging that the individual defendants are also allegedly liable as “controlling persons” of the Company pursuant to Section 20(a) of the 1934 Act. Plaintiffs claim that the defendants participated in a fraudulent scheme that operated as a fraud and deceit on purchasers of the Company’s common stock and bonds by disseminating materially false and misleading statements and/or concealing material adverse facts relating to various of the Company’s accounting and reporting practices and financial condition. The plaintiffs further allege that this scheme deceived the investing public regarding the true state of the Company’s financial condition and caused the plaintiffs and other members of the alleged Class to purchase the Company’s common stock and bonds at artificially inflated prices, and prompted a SEC investigation that led to the April 11, 2002 settlement which, among other things, required the Company to pay a $10 penalty and restate its financials for the years 1997-2000 (including restatement of financials previously corrected in an earlier restatement which plaintiffs contend was improper). The third consolidated amended complaint seeks unspecified compensatory damages in favor of the plaintiffs and the other Class members against all defendants, jointly and severally, including interest thereon, together with reasonable costs and expenses, including counsel fees and expert fees. On December 2, 2002, the Company and the individual defendants filed a motion to dismiss the complaint. That motion has been fully briefed, but has not been argued before the court. The individual defendants and we deny any wrongdoing and are vigorously defending the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

action. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Bingham v. Xerox Corporation, et al: A lawsuit filed by James F. Bingham, a former employee of the Company, was pending in the Superior Court of Connecticut, Judicial District of Waterbury (Complex Litigation Docket) against the Company, Barry D. Romeril, Eunice M. Filter and Paul Allaire. The complaint alleged that the plaintiff was wrongfully terminated in violation of public policy because he attempted to disclose to senior management and to remedy alleged accounting fraud and reporting irregularities. The plaintiff further claimed that the Company and the individual defendants violated the Company’s policies/commitments to refrain from retaliating against employees who report ethics issues. The plaintiff also asserted claims of defamation and tortious interference with a contract. He sought: (i) unspecified compensatory damages in excess of $15 thousand, (ii) punitive damages, and (iii) the cost of bringing the action and other relief as deemed appropriate by the court. The Company denied any wrongdoing. The parties engaged in voluntary mediation which resulted in resolution of the dispute on December 17, 2003 for an amount that was not material to the Company.

Berger, et al. v. RIGP: A class was certified in an action originally filed in the United States District Court for the Southern District of Illinois on July 25, 2000 against the Company’s Retirement Income Guarantee Plan (“RIGP”). The RIGP represents the primary U.S. pension plan for salaried employees. Plaintiffs brought this action on behalf of themselves and an alleged class of over 25,000 persons who received lump sum distributions from RIGP after January 1, 1990. Plaintiffs asserted violations of ERISA, claiming that the lump sum distributions were improperly calculated. On July 3, 2001, the court granted the Plaintiffs’ motion for summary judgment, finding the lump sum calculations violated ERISA. On September 30, 2002, the court entered a judgment on damages, stating it would adopt plaintiffs’ methodology for calculating such damages, resulting in a damage award of $284. Based on advice of legal counsel, RIGP concluded that success on appeal was probable and the judgment would be overturned based on significant errors of law in the lower court. RIGP appealed the District Court’s ruling with respect to both liability and damages. Subsequently, there were briefings, followed by an oral argument of the appeal to the Seventh Circuit Court of Appeals on April 9, 2003. Following the oral argument, RIGP and its counsel reassessed the probability of a favorable outcome related to the litigation which resulted in the Company recording a charge equal to the amount of the initial judgment of $284 plus applicable interest, or $300 in the first quarter of 2003. As sponsor of the Plan, we were required to record the charge related to our obligation as, under relevant accounting standards, the results of the reassessment required recognition of the judgment. On August 1, 2003, the Seventh Circuit Court of Appeals affirmed the lower court’s judgment in all material respects. On November 25, 2003 the parties signed an agreement to settle the case for $239, subject to court approval. The court gave its preliminary approval to the settlement on December 5, 2003 and on January 22, 2004, after conducting a fairness hearing, approved the settlement. As a result of the settlement, the previously recorded charge was reduced by $61 in the fourth quarter of 2003. The settlement includes provisions that allow as yet unidentified claimants to submit damage claims for a period of approximately three years. The Company (as plan sponsor) has accrued an estimate of such additional claims, which is included as part of the $239 settlement. Although the total amount ultimately paid under the final settlement amount could change, the Company does not believe that any change would be material to its results of operations or financial condition in any period. The settlement will be paid from RIGP assets and would likely require the Company to make additional contributions to the Plan. The timing of any additional contributions under ERISA funding rules would not be required any earlier than 2005.

Florida State Board of Administration, et al. v. Xerox Corporation, et al.: A securities law action brought by four institutional investors, namely the Florida State Board of Administration, the Teachers’ Retirement System of Louisiana, Franklin Mutual Advisers and PPM America, Inc., is pending in the United States District Court for the District of Connecticut against the Company, Paul Allaire, G. Richard Thoman, Barry Romeril, Anne Mulcahy, Philip Fishbach, Gregory Tayler and KPMG. The plaintiffs bring this action individually on their own

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

behalves. In an amended complaint filed on October 3, 2002, one or more of the plaintiffs allege that each of the Company, the individual defendants and KPMG violated Sections 10(b) and 18 of the 1934 Act, SEC Rule 10b-5 thereunder, the Florida Securities Investors Protection Act, Fl. Stat. ss. 517.301, and the Louisiana Securities Act, R.S. 51:712(A). The plaintiffs further claim that the individual defendants are each liable as “controlling persons” of the Company pursuant to Section 20 of the 1934 Act and that each of the defendants is liable for common law fraud and negligent misrepresentation. The complaint generally alleges that the defendants participated in a scheme and course of conduct that deceived the investing public by disseminating materially false and misleading statements and/or concealing material adverse facts relating to the Company’s financial condition and accounting and reporting practices. The plaintiffs contend that in relying on false and misleading statements allegedly made by the defendants, at various times from 1997 through 2000 they bought shares of the Company’s common stock at artificially inflated prices. As a result, they allegedly suffered aggregated cash losses in excess of $200. The plaintiffs further contend that the alleged fraudulent scheme prompted a SEC investigation that led to the April 11, 2002 settlement which, among other things, required the Company to pay a $10 penalty and restate its financials for the years 1997-2000 including restatement of financials previously corrected in an earlier restatement which plaintiffs contend was false and misleading. The plaintiffs seek, among other things, unspecified compensatory damages against the Company, the individual defendants and KPMG, jointly and severally, including prejudgment interest thereon, together with the costs and disbursements of the action, including their actual attorneys’ and experts’ fees. On December 2, 2002, the Company and the individual defendants filed a motion to dismiss all claims in the complaint that are in common with the claims in the Carlson action. That motion has been fully briefed, but has not been argued before the court. The individual defendants and we deny any wrongdoing and are vigorously defending the action. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

In Re Xerox Corp. ERISA Litigation: On July 1, 2002, a class action complaint captioned Patti v. Xerox Corp. et al. was filed in the United States District Court for the District of Connecticut (Hartford) alleging violations of the ERISA. Three additional class actions (Hopkins, Uebele and Saba) were subsequently filed in the same court making substantially similar claims. On October 16, 2002, the four actions were consolidated as In Re Xerox Corporation ERISA Litigation. On November 15, 2002, a consolidated amended complaint was filed. A fifth class action (Wright) was filed in the District of Columbia. It has been transferred to Connecticut and consolidated with the other actions. The purported class includes all persons who invested or maintained investments in the Xerox Stock Fund in the Xerox 401(k) Plans (either salaried or union) during the proposed class period, May 12, 1997 through November 15, 2002, and allegedly exceeds 50,000 persons. The defendants include Xerox Corporation and the following individuals or groups of individuals during the proposed class period: the Plan Administrator, the Board of Directors, the Fiduciary Investment Review Committee, the Joint Administrative Board, the Finance Committee of the Board of Directors, and the Treasurer. The complaint claims that all the foregoing defendants were fiduciaries of the Plan under ERISA and, as such, were obligated to protect the Plan’s assets and act in the interest of Plan participants. The complaint alleges that the defendants failed to do so and thereby breached their fiduciary duties. Specifically, plaintiffs claim that the defendants failed to provide accurate and complete material information to participants concerning Xerox stock, including accounting practices which allegedly artificially inflated the value of the stock, and misled participants regarding the soundness of the stock and the prudence of investing their retirement assets in Xerox stock. Plaintiffs also claim that defendants failed to invest Plan assets prudently, to monitor the other fiduciaries and to disregard Plan directives they knew or should have known were imprudent, and failed to avoid conflicts of interest. The complaint does not specify the amount of damages sought. However, it asks that the losses to the Plan be restored, which it describes as “millions of dollars.” It also seeks other legal and equitable relief, as appropriate, to remedy the alleged breaches of fiduciary duty, as well as interest, costs and attorneys’ fees. We filed a motion to dismiss the complaint. The plaintiffs subsequently filed a motion for class certification and a motion to commence discovery. Defendants have opposed both motions, contending that both are premature before there is

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

a decision on their motion to dismiss. We and the other defendants deny any wrongdoing and are vigorously defending the action. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Digwamaje et al. v. IBM et al: A purported class action was filed in the United States District Court for the Southern District of New York on September 27, 2002. Service of the First Amended Complaint on the Company was deemed effective as of December 6, 2002. On March 19, 2003, Plaintiffs filed a Second Amended Complaint that eliminated a number of corporate defendants but was otherwise identical in all material respects to the First Amended Complaint. The defendants include Xerox and a number of other corporate defendants who are accused of providing material assistance to the apartheid government in South Africa from 1948 to 1994, by engaging in commerce in South Africa and with the South African government and by employing forced labor, thereby violating both international and common law. Specifically, plaintiffs claim violations of the Alien Tort Claims Act, the Torture Victims Protection Act and RICO. They also assert human rights violations and crimes against humanity. Plaintiffs seek compensatory damages in excess of $200 billion and punitive damages in excess of $200 billion. The foregoing damages are being sought from all defendants, jointly and severally. Xerox has filed a motion to dismiss the Second Amended Complaint. Oral argument of the motion was heard on November 6, 2003 and we are awaiting the court’s decision. Xerox denies any wrongdoing and is vigorously defending the action. Based upon the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Arbitration between MPI Technologies, Inc. and Xerox Canada Ltd. and Xerox Corporation: A dispute between MPI Technologies, Inc. (“MPI”) and the Company and Xerox Canada Ltd. (“XCL”) is being arbitrated in Ontario, Canada. The dispute arose under a license agreement (“Agreement”) made as of March 15, 1994 between MPI and XCL. Subsequently, the Company became MPI’s primary interface for the Agreement and the activities thereunder. MPI has alleged damages of $69 for royalties owed under the Agreement, $35 for breach of fiduciary duty, $35 in punitive damages and unspecified damages and injunctive relief with respect to a claim of copyright infringement. The Company and XCL deny that any royalties are owed and have asserted a counterclaim against MPI for overpayment of royalties, breach of contract and copyright infringement. The Company and XCL deny any wrongdoing and are vigorously defending the action. The hearing of the arbitration is scheduled to commence on August 20, 2004. Based on the stage of the arbitration, it is not possible to estimate the amount of loss or the range of possible loss that might result from an adverse ruling or a settlement of this matter.

Accuscan, Inc. v. Xerox Corporation: On April 11, 1996, an action was commenced by Accuscan, Inc. (“Accuscan”), in the United States District Court for the Southern District of New York, against the Company seeking unspecified damages for infringement of a patent of Accuscan which expired in 1993. The suit, as amended, was directed to facsimile and certain other products containing scanning functions and sought damages for sales between 1990 and 1993. On April 1, 1998, the jury entered a verdict in favor of Accuscan for $40. However, on September 14, 1998, the court granted our motion for a new trial on damages. The trial ended on October 25, 1999 with a jury verdict of $10. Our motion to set aside the verdict or, in the alternative, to grant a new trial was denied by the court. We appealed to the Court of Appeals for the Federal Circuit (“CAFC”) which found the patent was not infringed, thereby terminating the lawsuit subject to an appeal which has been filed by Accuscan to the U.S. Supreme Court. The decision of the U.S. Supreme Court was to remand the case (along with eight others) back to the CAFC to consider its previous decision based on the U.S. Supreme Court’s May 28, 2002 ruling in the Festo case. Shortly after remand of the case to the CAFC, Accuscan sought reinstatement of a $10 supersedeas bond in the District Court for the Southern District of New York. On February 5, 2003, the District Court refused to re-impose the bond, despite the remand from the U.S. Supreme Court to the CAFC, stating that “it [appears] unlikely that the Federal Circuit will reverse itself.” On September 17, 2003 the CAFC reconsidered the case (in response to the remand from the U.S. Supreme Court) and again held that the patent

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

was not infringed. On December 15, 2003, Accuscan filed a petition to the U.S. Supreme Court to appeal the CAFC’s September 17, 2003 decision. We filed a brief in opposition on January 14, 2004, and the U.S. Supreme Court is expected to decide the petition by March 31, 2004. We deny any wrongdoing and are vigorously defending the action.

National Union Fire Insurance Company v. Xerox Corporation, et al.: On October 24, 2003, a declaratory judgment action was filed in the Supreme Court of the State of New York, County of New York against the Company and several current and former officers and/or members of the Board of Directors. Plaintiff claims that it issued an Excess Directors & Officers Liability and Corporate Reimbursement Policy to the Company in reliance on information from the Company that allegedly misrepresented the Company’s financial condition and outlook. The policy at issue provides for $25 of coverage as a component of the company reimbursement portion of an insurance program that provides for up to $135 coverage (after deductibles and coinsurance and subject to other policy limitations and requirements) over a three-year period. However, $10 of the entire amount may be unavailable due to the liquidation of one of the other insurers. Plaintiff seeks judgment (i) that it is entitled to rescind the policy as void from the outset; (ii) in the alternative, limiting coverage under the policy and awarding plaintiff damages in an unspecified amount representing that portion of any required payment under the policy that is attributable to the Company’s and the individual defendants’ own misconduct; and (iii) for the costs and disbursement of the action and such other relief as the court deems just and proper. On December 19, 2003, the Company and individual defendants moved to dismiss the complaint. The motions have been fully briefed, but have not been argued before the Court. The individual defendants and the Company deny any wrongdoing and are vigorously defending the action.

ePaperSign, LLC v. Xerox Corporation: On June 24, 2003 ePaperSign, LLC (“ePS”) commenced an action in the United States District Court for the District of Massachusetts against the Company, seeking unspecified damages. An amended complaint was filed on August 29, 2003. The amended complaint generally alleges that the Company fraudulently induced ePS into entering an agreement to form entities intended to commercialize and market electronic paper that had been invented at the Company’s Palo Alto Research Center, and intentionally misrepresented to ePS the technological state of electronic paper. It further alleges that the Company misappropriated software contributed by ePS that was intended to support electronic paper based products. The amended complaint includes claims of breach of fiduciary duty, promissory estoppel, breach of contract, breach of implied covenant of good faith and fair dealing, copyright infringement and conversion. Xerox has responded to the complaint and filed a counterclaim against ePS, one of ePS’s four members and a representative of that member. In an Initial Disclosure filed pursuant to Rule 26(a)(1) of the Federal Rules of Civil procedure, ePaperSign estimates its damages to be at least $44. The Company denies any wrongdoing and is vigorously defending the action. Based upon the stage of the litigation, it is not possible to estimate the amount of loss or the range of possible loss that might result from an adverse ruling or a settlement of this matter.

Derivative Litigation Brought on Behalf of the Company:

In re Xerox Derivative Actions: A consolidated putative shareholder derivative action is pending in the Supreme Court of the State of New York, County of New York against several current and former members of the Board of Directors including William F. Buehler, B.R. Inman, Antonia Ax:son Johnson, Vernon E. Jordan, Jr., Yotaro Kobayashi, Hilmar Kopper, Ralph Larsen, George J. Mitchell, N.J. Nicholas, Jr., John E. Pepper, Patricia Russo, Martha Seger, Thomas C. Theobald, Paul Allaire, G. Richard Thoman, Anne Mulcahy and Barry Romeril, and KPMG. The plaintiffs purportedly brought this action in the name of and for the benefit of the Company, which is named as a nominal defendant, and its public shareholders. The second consolidated amended complaint alleged that each of the director defendants breached their fiduciary duties to the Company and its shareholders by, among other things, ignoring indications of a lack of oversight at the Company and the existence of flawed business and accounting practices within the Company’s Mexican and other operations;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

failing to have in place sufficient controls and procedures to monitor the Company’s accounting practices; knowingly and recklessly disseminating and permitting to be disseminated, misleading information to shareholders and the investing public; and permitting the Company to engage in improper accounting practices. The plaintiffs further alleged that each of the director defendants breached his/her duties of due care and diligence in the management and administration of the Company’s affairs and grossly mismanaged or aided and abetted the gross mismanagement of the Company and its assets. The second amended complaint also asserted claims of negligence, negligent misrepresentation, breach of contract and breach of fiduciary duty against KPMG. Additionally, plaintiffs claimed that KPMG is liable to Xerox for contribution, based on KPMG’s share of the responsibility for any injuries or damages for which Xerox is held liable to plaintiffs in related pending securities class action litigation. On behalf of the Company, the plaintiffs seek a judgment declaring that the director defendants violated and/or aided and abetted the breach of their fiduciary duties to the Company and its shareholders; awarding the Company unspecified compensatory damages against the director defendants, individually and severally, together with pre-judgment and post-judgment interest at the maximum rate allowable by law; awarding the Company punitive damages against the director defendants; awarding the Company compensatory damages against KPMG; and awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees. On December 16, 2002, the Company and the individual defendants answered the complaint. The plaintiffs filed a third consolidated and amended derivative action complaint on July 23, 2003 adding factual allegations relating to subsequent acts and transactions, namely indemnification of six former officers for disgorgements imposed pursuant to their respective settlements with the SEC and related legal fees, and adding a demand for injunctive relief with respect to that indemnification. On September 12, 2003, Xerox and the individuals filed an answer to the third consolidated and amended derivative action complaint. The individual defendants deny any wrongdoing and are vigorously defending the action.

Pall v. KPMG, et al.: On May 13, 2003, a shareholder commenced a derivative action in the United States District Court for the District of Connecticut against KPMG and four of its current or former partners. The Company was named as a nominal defendant. The plaintiff had filed an earlier derivative action against certain current and former members of the Xerox Board of Directors and KPMG. That action, captioned Pall v. Buehler, et al., was dismissed for lack of jurisdiction. Plaintiff purports to bring this current action derivatively on behalf and for the benefit of the Company seeking damages allegedly caused to the Company by KPMG and the named individual defendants. The plaintiff asserts claims for contribution under the securities laws, negligence, negligent misrepresentation, breach of contract, breach of fiduciary duty and indemnification. The plaintiff seeks unspecified compensatory damages (together with pre-judgment and post-judgment interest), a declaratory judgment that defendants violated and/or aided and abetted the breach of fiduciary and professional duties to the Company, an award of punitive damages for the Company against the defendants, plus the costs and disbursements of the action. On November 7, 2003, the Company filed a limited motion to dismiss the complaint on jurisdictional grounds and reserved its right to later seek dismissal on other grounds. KPMG and the individual defendants also filed limited motions to dismiss. The motions have not been fully briefed or argued before the court.

Lerner v. Allaire, et al.: On June 6, 2002, a shareholder, Stanley Lerner, commenced a derivative action in the United States District Court for the District of Connecticut against Paul A. Allaire, William F. Buehler, Barry D. Romeril, Anne M. Mulcahy and G. Richard Thoman. The plaintiff purported to bring the action derivatively, on behalf of the Company, which was named as a nominal defendant. Previously, on June 19, 2001, Lerner made a demand on the Board of Directors to commence suit against certain officers and directors to recover unspecified damages and compensation paid to these officers and directors. In his demand, Lerner contended, inter alia, that management was aware since 1998 of material accounting irregularities and failed to take action and that the Company has been mismanaged. At its September 26, 2001 meeting, the Board of Directors appointed a special committee to consider, investigate and respond to the demand. In this action, plaintiff alleged that the individual defendants breached their fiduciary duties of care and loyalty by disguising the true operating

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

performance of the Company through improper undisclosed accounting mechanisms between 1997 and 2000. The complaint alleged that the defendants benefited personally, through compensation and the sale of company stock, and either participated in or approved the accounting procedures or failed to supervise adequately the accounting activities of the Company. The plaintiff demanded a judgment declaring that defendants intentionally breached their fiduciary duties to the Company and its shareholders; awarding unspecified compensatory damages to the Company against the defendants, individually and severally, together with pre-judgment and post-judgment interest; awarding the Company punitive damages; and awarding the plaintiff the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees. On September 18, 2002, the individual defendants and Xerox filed a motion to dismiss the action, or alternatively to stay the action pending the disposition of In re Xerox Derivative Actions. On September 29, 2003, the court issued an order granting the defendants’ motion to dismiss and on November 24, 2003 entered judgment dismissing the action. The plaintiff did not file an appeal and the appeal period expired on or about December 26, 2003.

Other Matters:

Xerox Corporation v. 3Com Corporation, et al.: On April 28, 1997, we commenced an action in U.S. District Court for the Western District of New York against Palm for infringement of the Xerox “Unistrokes” handwriting recognition patent by the Palm Pilot using “Graffiti.” On January 14, 1999, the U.S. Patent and Trademark Office (“PTO”) granted the first of two 3Com/Palm requests for reexamination of the Unistrokes patent challenging its validity. The PTO concluded its reexaminations and confirmed the validity of all 16 claims of the original Unistrokes patent. On June 6, 2000, the judge narrowly interpreted the scope of the Unistrokes patent claims and, based on that narrow determination, found the Palm Pilot with Graffiti did not infringe the Unistrokes patent claims. On October 5, 2000, the Court of Appeals for the Federal Circuit reversed the finding of no infringement and sent the case back to the lower court to continue toward trial on the infringement claims. On December 20, 2001, the District Court granted our motions on infringement and for a finding of validity thus establishing liability. On December 21, 2001, Palm appealed to the Court of Appeals. We moved for a trial on damages and an injunction or bond in lieu of injunction. The District Court denied our motion for a temporary injunction, but ordered a $50 bond to be posted to protect us against future damages until the trial. Palm provided a $50 irrevocable letter of credit in favor of Xerox. In January 2003, after the oral argument, Palm announced that it would stop including Graffiti in its future operating systems. On February 20, 2003, the Court of Appeals affirmed the infringement of the Unistrokes patent by Palm’s handheld devices and that Xerox will be entitled to an injunction if the validity of the patent is favorably determined. It remanded the validity issues back to the District Court for further validity analysis. On March 20, 2003, we sought reconsideration of the Court of Appeals opinion, but such reconsideration was denied on April 8, 2003. The parties anticipate being contacted soon by the District Court regarding procedure to be followed on remand. Because the validity of the patent must be reconsidered, the basis for the protection bond no longer exists, and the $50 irrevocable letter of credit has been returned. We received a decision and order of the District Court on July 21, 2003 which sets a schedule for briefing of summary judgment with respect to the issue of validity of the patent in suit, with a hearing for argument scheduled to occur on December 10, 2003. Pursuant to a court order of July 17, 2003, (1) expert reports were exchanged between the parties during the third quarter 2003, (2) depositions of experts from both sides were taken shortly thereafter, and (3) summary judgment motions, directed solely to the issue of validity, were filed by the parties on October 10, 2003. On December 10, 2003, the District Court heard oral arguments on these summary judgment motions.

U.S. Attorney’s Office Investigation: The U.S. attorney’s office in Bridgeport, Connecticut, is conducting an investigation into matters relating to Xerox. Xerox is a subject of this grand jury investigation. We believe that the U.S. Attorney’s office is focusing on accounting and disclosure issues during the period 1998 to 2000, particularly relating to the Company’s operations in Latin America. The accounting matters upon which the U.S. Attorney’s office appears to be focusing are ones that were investigated by the SEC and addressed in the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Company’s restatements. It is not possible at this time to reasonably assess the final outcome of this investigation or its future impact on the Company. We are cooperating with the investigation and providing documents as requested.

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

As part of the settlement, a special committee of our Board of Directors retained Michael H. Sutton, former Chief Accountant of the SEC, as an independent consultant to review our material accounting controls and policies. Mr. Sutton commenced his review in July 2002. On February 21, 2003, Mr. Sutton delivered his final report, together with observations and recommendations, to members of the special committee. On April 18, 2003, a copy of Mr. Sutton’s report was delivered to the Board of Directors and the SEC. On June 17, 2003, the Board of Directors reported to the SEC the decisions taken as a result of the report. We have a comprehensive ongoing program addressing continued progress in enterprise risk management as well as our process and systems management. We are devoting significant additional resources to this end.

Other Matters: It is our policy to promptly and carefully investigate, often with the assistance of outside advisers, allegations of impropriety that may come to our attention. If the allegations are substantiated, appropriate prompt remedial action is taken. When and where appropriate, we report such matters to the U.S. Department of Justice and to the SEC, and/or make public disclosure.

India. In recent years we have become aware of a number of issues at our Indian subsidiary that occurred over a period of several years much of which occurred before we obtained majority ownership of these operations in mid 1999. These issues include misappropriations of funds and payments to other companies, that may have been inaccurately recorded on the subsidiary’s books, and certain improper payments in connection with sales to government customers. These transactions were not material to the Company’s financial statements. We have reported these transactions to the Indian authorities, the U.S. Department of Justice and to the SEC.

South Africa. Certain transactions of our unconsolidated South African affiliate that appear to have been improperly recorded as part of an effort to sell supplies outside of its authorized territory have been investigated and a report of the results has been received by the Board of Directors of the South African affiliate. Disciplinary actions have been taken, and the adjustments to our financial statements were not material. Subsequent to these activities, in the second quarter of 2003, we sold our interest in the South African affiliate.

Nigeria. Following an investigation we have determined that certain inter-company and other balances in the local books and records of our majority-owned affiliate in Nigeria could not be substantiated. The Company’s records did not reflect these amounts and the local books have been adjusted to be consistent with them. This adjustment has had no effect on our financial statements. This matter has been reported to the SEC and the Department of Justice. We are in the process of liquidating this company in connection with the December 2002 sale of our interest in the Nigerian business to our local partner.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Eurasian Subsidiary. We have recently become aware of a number of transactions in a Eurasian subsidiary that appear to have been improperly recorded in late 2002 and early 2003. Appropriate disciplinary actions have been taken and a charge of approximately $5 related to the periods prior to July 1, 2003 was made in our financial statements for the third quarter of 2003. This matter has been reported to the SEC.

Note 16—Preferred Stock

As of December 31, 2003, we have two classes of preferred stock outstanding as well as one class of preferred stock purchase rights. In total, we are authorized to issue approximately 22 million shares of cumulative preferred stock, $1.00 par value.

Series B Convertible Preferred Stock: As more fully discussed in Note 12, in 1989 we sold 10 million shares of our Series B Convertible Preferred Stock (“ESOP Shares”) for $785 in connection with our establishment of our ESOP. As of December 31, 2003, all shares have been distributed to employees. As employees with vested ESOP Shares leave the company, we redeem those shares. We have the option to settle such redemptions with either shares of common stock or cash, but have historically settled in common stock. Outstanding preferred stock related to our ESOP at December 31, 2003 and 2002 were as follows (shares in thousands):

	2003		2002
	Shares	Amount	Shares	Amount
Convertible Preferred Stock	6,380	$499	7,023	$550	(1)

(1)	This amount is presented on the face of the Consolidated Balance Sheet as $508, which was net of deferred ESOP benefits of $42.

Series C Mandatory Convertible Preferred Stock: In June 2003, we issued 9.2 million shares of 6.25 percent Series C Mandatory Convertible Preferred Stock with a stated liquidation value of $100 per share (“Series C Mandatory Convertible Preferred Stock”) in connection with the Recapitalization (refer to Note 1) for net proceeds of $889. The proceeds from these securities were used to repay a portion of our indebtedness. Annual dividends of $6.25 per share are cumulative and payable quarterly in cash, shares of our common stock or a combination thereof.

On July 1, 2006, each share of Series C Mandatory Convertible Preferred Stock will automatically convert into between 8.1301 and 9.7561 shares of our common stock, depending on the then 20-day average market price of our common stock. At any time prior to July 1, 2006, holders may elect to convert each share of Series C Mandatory Convertible Preferred Stock into 8.1301 shares of our common stock. If at any time prior to July 1, 2006, the closing price per share of our common stock exceeds $18.45 for at least 20 trading days within a period of 30 consecutive trading days, we may elect, subject to certain limitations, to cause the conversion of all, but not less than all, the shares of Series C Mandatory Convertible Preferred Stock then outstanding for shares of our common stock at a conversion rate of 8.1301 shares of our common stock for each share of Series C Mandatory Convertible Preferred Stock.

Preferred Stock Purchase Rights: We have a shareholder rights plan designed to deter coercive or unfair takeover tactics and to prevent a person or persons from gaining control of us without offering a fair price to all shareholders. Under the terms of the plan, one-half of one preferred stock purchase right (“Right”) accompanies each share of outstanding common stock. Each full Right entitles the holder to purchase from us one three-hundredth of a new series of preferred stock at an exercise price of $250. Within the time limits and under the circumstances specified in the plan, the Rights entitle the holder to acquire either our common stock, the stock of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

the surviving company in a business combination, or the stock of the purchaser of our assets, having a value of two times the exercise price. The Rights, which expire in April 2007, may be redeemed prior to becoming exercisable by action of the Board of Directors at a redemption price of $.01 per Right. The Rights are non-voting and, until they become exercisable, have no dilutive effect on the earnings per share or book value per share of our common stock.

Note 17—Common Stock

We have 1.75 billion authorized shares of common stock, $1 par value. At December 31, 2003, 138 million shares were reserved for issuance under our incentive compensation plans. In addition, at December 31, 2003, 2 million common shares were reserved for the conversion of convertible debt, 31 million common shares were reserved for conversion of Series B Convertible Preferred Stock, 113 million common shares were reserved for the conversion of Convertible Securities related to our liability to Trust II, 90 million common shares were reserved for the conversion of the Series C Mandatory Convertible Preferred Stock and 48 million common shares were reserved for debt to equity exchanges.

Stock Option and Long-term Incentive Plans: We have a long-term incentive plan whereby eligible employees may be granted non-qualified stock options, shares of common stock (restricted or unrestricted) and stock appreciation rights (“SARs”). Stock options and stock awards are settled with newly issued shares of our common stock, while SARs are settled with cash.

We granted 1.6 million, 1.6 million and 1.9 million shares of restricted stock to key employees for the years ended December 31, 2003, 2002 and 2001, respectively. No monetary consideration is paid by employees who receive restricted shares. Compensation expense for restricted grants is based upon the grant date market price and is recorded over the vesting period which on average ranges from one to three years. Compensation expense recorded for restricted grants was $15, $17 and $15 in 2003, 2002 and 2001, respectively.

SARs permit the employee to receive cash equal to the excess of the market price at date of exercise over the market price at the date of grant. SARs generally vest over a three-year period and expire 10 years from the date of grant. In 2003, we recorded $2 of compensation expense relating to SARs.

Stock options generally vest over a period of six months to three years and expire between eight and ten years from the date of grant. The exercise price of the options is equal to the market value of our common stock on the effective date of grant.

At December 31, 2003 and 2002, 21.4 million and 43.2 million shares, respectively, were available for grant of options or awards. The following table provides information relating to the status of, and changes in, stock options granted for each of the three years ended December 31, 2003 (stock options in thousands):

	2003		2002		2001
Employee Stock Options	Stock Options	Average Option Price	Stock Options	Average Option Price	Stock Options	Average Option Price
Outstanding at January 1	76,849	$26	68,829	$29	58,233	$35
Granted	31,106	10	14,286	10	15,085	5
Cancelled	(6,840)	21	(5,668)	34	(4,479)	28
Exercised	(3,276)	6	(598)	5	(10)	5

Outstanding at December 31	97,839	21	76,849	26	68,829	29

Exercisable at end of year	58,652		45,250		36,388

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Options outstanding and exercisable at December 31, 2003 were as follows (stock options in thousands):

	Options Outstanding			Options Exercisable
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Range of Exercise Prices
$ 4.75 to $6.98	11,229	6.56	$ 4.85	6,700	$ 4.80
7.13 to 10.69	41,275	8.11	9.02	8,418	9.20
10.70 to 15.27	561	7.33	12.56	322	13.77
16.91 to 22.88	13,218	6.00	21.77	11,782	21.76
25.38 to 36.70	13,388	2.76	31.64	13,263	31.70
41.72 to 60.95	18,168	3.64	52.55	18,167	52.55

	97,839	6.08	$21.46	58,652	$29.76

Note 18—Earnings Per Share

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

When computing diluted EPS, we are required to assume conversion of the ESOP preferred shares into common stock under certain circumstances. The conversion guarantees that each ESOP preferred share be converted into shares worth a minimum value of $78.25. As long as our common stock price is above $13.04 per share, the conversion ratio is 6 to 1. As our share price falls below this amount, the conversion ratio increases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

The detail of the computation of basic and diluted EPS follows (shares in thousands):

	2003	2002	2001
Basic Earnings per common share:
Income before cumulative effect of change in accounting principle	$360	$154	$(92)
Accrued dividends on:
Series C Mandatory Convertible Preferred Stock	(30)	—	—
Series B Convertible Preferred Stock, net	(41)	(73)	(12)

Adjusted income before cumulative effect of change in accounting principle	289	81	(104)
Cumulative effect of change in accounting principle	—	(63)	(2)

Net income available to common shareholders	$289	$18	$(106)

Weighted average common shares outstanding	769,032	731,280	704,181

Basic earnings per share:
Before cumulative effect of change in accounting principle	$0.38	$0.11	$(0.15)
Cumulative effect of change in accounting principle	—	(0.09)	—

Basic earnings per share	$0.38	$0.02	$(0.15)

Diluted Earnings per common share:
Income before cumulative effect of change in accounting principle	$360	$154	$(92)
ESOP expense adjustment, net	(35)	(73)	(12)
Accrued dividends on Series C Mandatory Convertible Preferred Stock	(30)	—	—

Adjusted income before cumulative effect of change in accounting principle	295	81	(104)
Cumulative effect of change in accounting principle	—	(63)	(2)

Adjusted net income available to common shareholders	$295	$18	$(106)

Weighted Average Common Shares Outstanding	769,032	731,280	704,181
Common shares issuable with respect to:
Stock options	8,273	5,401	—
Series B Convertible Preferred Stock	51,082	70,463	—

Adjusted Weighted Average Shares Outstanding	828,387	807,144	704,181

Diluted earnings per share:
Before cumulative effect of change in accounting principle	$0.36	$0.10	$(0.15)
Cumulative effect of change in accounting principle	—	(0.08)	—

Diluted earnings per share	$0.36	$0.02	$(0.15)

The 2003 and 2002 computation of diluted earnings per share did not include the effects of 66 million and 63 million stock options, respectively, because their respective exercise prices were greater than the corresponding market value per share of our common stock. The 2001 computation of diluted loss per share did not include 69 million stock options as the inclusion of the options would have been antidilutive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

In addition, the following securities that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because to do so would have been anti-dilutive (in thousands of shares):

	2003	2002	2001
Series B Convertible Preferred Stock	—	—	78,473
Series C Mandatory Convertible Preferred Stock	43,656	—	—
Liability to subsidiary trust issuing preferred securities—Trust II	113,426	113,426	113,426
Convertible subordinated debentures due 2018	—	7,129	7,129
Other convertible debt	1,992	1,992	1,992

Total	159,074	122,547	201,020

Note 19—Financial Statements of Subsidiary Guarantors

The Senior Notes due 2009, 2010 and 2013 are jointly and severally guaranteed by Intelligent Electronics, Inc. and Xerox International Joint Marketing, Inc. (the “Guarantor Subsidiaries”), each of which is wholly-owned by Xerox Corporation (the “Parent Company”). The following supplemental financial information sets forth, on a condensed consolidating basis, the balance sheets, statements of income and statements of cash flows for the Parent Company, the Guarantor Subsidiaries, the non-guarantor subsidiaries and total consolidated Xerox Corporation and subsidiaries as of December 31, 2003 and December 31, 2002 and for the years ended December 31, 2003, 2002, and 2001.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Condensed Consolidating Statements of Income for the Year Ended December 31, 2003

	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total Company
Revenues
Sales	$3,326	$54	$3,590	$—	$6,970
Service, outsourcing and rentals	4,257	44	3,433	—	7,734
Finance income	337	—	750	(90)	997
Intercompany revenues	535	—	427	(962)	—

Total Revenues	8,455	98	8,200	(1,052)	15,701

Cost and Expenses
Cost of sales	2,155	48	2,379	(146)	4,436
Cost of service, outsourcing and rentals	2,314	52	1,955	(10)	4,311
Equipment financing interest	88	—	364	(90)	362
Intercompany cost of sales	473	—	342	(815)	—
Research and development expenses	765	1	115	(13)	868
Selling, administrative and general expenses	2,485	36	1,728	—	4,249
Restructuring and asset impairment charges	105	—	71	—	176
Gain on affiliate’s sale of stock	(13)	—	—	—	(13)
Provision for litigation	239	—	—	—	239
Other expenses (income), net	278	(18)	371	6	637

Total Cost and Expenses	8,889	119	7,325	(1,068)	15,265

(Loss) Income before Income Taxes (Benefits) and Equity Income	(434)	(21)	875	16	436
Income taxes (benefits)	(108)	7	224	11	134

(Loss) Income before Equity Income
Equity in net income of unconsolidated affiliates	(326)	(28)	651	5	302
Equity in net income of consolidated affiliates	—	11	50	(3)	58
	686	—	—	(686)	—

Net Income (Loss)	$360	$(17)	$701	$(684)	$360

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Condensed Consolidating Balance Sheets as of December 31, 2003

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total Company
Assets
Cash and cash equivalents	$1,101	$—	$1,376	$—	$2,477
Accounts receivable, net	717	17	1,425	—	2,159
Billed portion of finance receivables, net	270	—	191	—	461
Finance receivables, net	454	—	2,527	—	2,981
Inventories	669	3	517	(37)	1,152
Other current assets	466	5	634	—	1,105

Total Current Assets	3,677	25	6,670	(37)	10,335

Finance receivables due after one year, net	834	—	4,537	—	5,371
Equipment on operating leases, net	212	—	176	(24)	364
Land, buildings and equipment, net	1,024	2	801	—	1,827
Investments in affiliates, at equity	73	—	571	—	644
Investments in and advances to consolidated subsidiaries	7,849	54	192	(8,095)	—
Intangible assets, net	325	—	—	—	325
Goodwill	491	296	935	—	1,722
Other long-term assets	1,611	1	2,391	—	4,003

Total Assets	$16,096	$378	$16,273	$(8,156)	$24,591

Liabilities and Equity
Short-term debt and current portion of long-term debt	$588	$—	$3,648	$—	$4,236
Accounts payable	495	2	401	—	898
Other current liabilities	890	24	1,510	11	2,435

Total Current Liabilities	1,973	26	5,559	11	7,569

Long-term debt	2,840	—	4,090	—	6,930
Intercompany payables, net	3,687	(45)	(3,657)	15	—
Liabilities to subsidiary trusts issuing preferred securities	98	—	1,711	—	1,809
Other long-term liabilities	2,819	1	683	101	3,604

Total Liabilities	11,417	(18)	8,386	127	19,912

Series B convertible preferred stock	499	—	—	—	499
Series C mandatory convertible preferred stock	889	—	—	—	889
Common stock, including additional paid in capital	3,239	420	7,083	(7,503)	3,239
Retained earnings	1,315	(24)	1,980	(1,956)	1,315
Accumulated other comprehensive loss	(1,263)	—	(1,176)	1,176	(1,263)

Total Liabilities and Equity	$16,096	$378	$16,273	$(8,156)	$24,591

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Condensed Consolidating Statements of Cash Flows for the Year Ended December 31, 2003

	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Total Company
Net cash provided by (used in) operating activities	$2,673	$—	$(794)	$1,879
Net cash (used in) provided by investing activities	(475)	—	524	49
Net cash (used in) provided by financing activities	(2,769)	—	299	(2,470)
Effect of exchange rate changes on cash and cash equivalents	—	—	132	132

(Decrease) increase in cash and cash equivalents	(571)	—	161	(410)
Cash and cash equivalents at beginning of period	1,672	—	1,215	2,887

Cash and cash equivalents at end of period	$1,101	$—	$1,376	$2,477

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Condensed Consolidating Statements of Income for the Year Ended December 31, 2002

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total Company
Revenues
Sales	$3,396	$54	$3,302	$—	$6,752
Service, outsourcing and rentals	4,589	48	3,460	—	8,097
Finance income	294	—	806	(100)	1,000
Intercompany revenues	327	3	510	(840)	—

Total Revenues	8,606	105	8,078	(940)	15,849

Cost and Expenses
Cost of sales	2,055	48	2,284	(154)	4,233
Cost of service, outsourcing and rentals	2,471	50	1,987	(14)	4,494
Equipment financing interest	119	—	382	(100)	401
Intercompany cost of sales	294	3	379	(676)	—
Research and development expenses	804	—	125	(12)	917
Selling, administrative and general expenses	2,607	33	1,797	—	4,437
Restructuring and asset impairment charges	95	1	574	—	670
Other expenses (income), net	255	(25)	360	3	593

Total Cost and Expenses	8,700	110	7,888	(953)	15,745

(Loss) Income before Income Taxes (Benefits), Equity Income and Cumulative Effect of Change in Accounting Principle	(94)	(5)	190	13	104
Income taxes (benefits)	(17)	10	5	6	4

(Loss) Income before Equity Income and Cumulative Effect of Change in Accounting Principle	(77)	(15)	185	7	100
Equity in net income of unconsolidated affiliates	(6)	12	53	(5)	54
Equity in net income of consolidated affiliates	237	—	—	(237)	—

Income (Loss) before Cumulative Effect of Change in Accounting Principle	154	(3)	238	(235)	154
Cumulative effect of change in accounting principle	(63)	—	(62)	62	(63)

Net Income (Loss)	$91	$(3)	$176	$(173)	$91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Condensed Consolidating Balance Sheets as of December 31, 2002

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total Company
Assets
Cash and cash equivalents	$1,672	$—	$1,215	$—	$2,887
Accounts receivable, net	714	20	1,338	—	2,072
Billed portion of finance receivables, net	341	—	223	—	564
Finance receivables, net	392	—	2,696	—	3,088
Inventories	692	2	545	(8)	1,231
Other current assets	554	5	694	(66)	1,187

Total Current Assets	4,365	27	6,711	(74)	11,029

Finance receivables due after one year, net	712	—	4,641	—	5,353
Equipment on operating leases, net	200	—	265	(15)	450
Land, buildings and equipment, net	1,058	2	697	—	1,757
Investment in affiliates, at equity	99	41	555	—	695
Investment in and advances to consolidated subsidiaries	7,775	—	686	(8,461)	—
Intangible assets, net	360	—	—	—	360
Goodwill	491	296	777	—	1,564
Other long-term assets	1,436	2	2,903	1	4,342

Total Assets	$16,496	$368	$17,235	$(8,549)	$25,550

Liabilities and Equity
Short-term debt and current portion of long-term debt	$1,880	$—	$2,497	$—	$4,377
Accounts payable	447	6	386	—	839
Other current liabilities	793	30	1,608	140	2,571

Total Current Liabilities	3,120	36	4,491	140	7,787

Long-term debt	4,791	—	5,003	—	9,794
Intercompany payables, net	2,602	(95)	(2,494)	(13)	—
Liabilities to subsidiary trusts issuing preferred securities	726	—	1,067	—	1,793
Other long-term liabilities	2,856	—	839	80	3,775

Total Liabilities	14,095	(59)	8,906	207	23,149

Series B convertible preferred stock	508	—	—	—	508
Common stock, including additional paid in capital	2,739	420	7,140	(7,560)	2,739
Retained earnings	1,025	7	2,839	(2,846)	1,025
Accumulated other comprehensive loss	(1,871)	—	(1,650)	1,650	(1,871)

Total Liabilities and Equity	$16,496	$368	$17,235	$(8,549)	$25,550

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Condensed Consolidating Statements of Cash Flows for the Year Ended December 31, 2002

	Parent Company	Guarantors Subsidiaries	Non-Guarantor Subsidiaries	Total Company
Net cash provided by (used in) operating activities	$2,812	$4	$(836)	$1,980
Net cash (used in) provided by investing activities	(1,718)	(1)	1,812	93
Net cash used in financing activities	(1,836)	(3)	(1,453)	(3,292)
Effect of exchange rate changes on cash and cash equivalents	—	—	116	116

Decrease in cash and cash equivalents	(742)	—	(361)	(1,103)
Cash and cash equivalents at beginning of period	2,414	—	1,576	3,990

Cash and cash equivalents at end of period	$1,672	—	$1,215	$2,887

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Condensed Consolidating Statements of Income For the Year Ended December 31, 2001

	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total Company
Revenues
Sales	$3,765	$73	$3,605	$—	$7,443
Service, outsourcing and rentals	4,783	59	3,594	—	8,436
Finance income	248	—	881	—	1,129
Intercompany revenues	386	8	1,083	(1,477)	—

Total Revenues	9,182	140	9,163	(1,477)	17,008

Costs and Expenses
Cost of sales	2,429	65	2,829	(153)	5,170
Cost of service, outsourcing and rentals	2,716	65	2,120	(21)	4,880
Equipment financing interest	(60)	—	517	—	457
Intercompany cost of sales	344	8	921	(1,273)	—
Research and development expenses	930	—	80	(13)	997
Selling, administrative and general expenses	2,664	41	2,023	—	4,728
Restructuring and asset impairment charges	329	—	386	—	715
Gain on sale of half of interest in Fuji Xerox	26	—	(799)	—	(773)
Gain on affiliate’s sale of stock	(4)	—	—	—	(4)
Other expenses (income), net	(62)	(12)	582	2	510

Total Costs and Expenses	9,312	167	8,659	(1,458)	16,680

(Loss) Income before Income Taxes (Benefits), Equity Income and Cumulative Effect of Change in Accounting Principle	(130)	(27)	504	(19)	328
Income taxes (benefits)	(129)	9	600	(7)	473

Loss before Equity Income and Cumulative Effect of Change in Accounting Principle	(1)	(36)	(96)	(12)	(145)
Equity in net income of unconsolidated affiliates	(7)	10	46	4	53
Equity in net income of consolidated affiliates	(84)	—	—	84	—

(Loss) Income before Cumulative Effect of Change in Accounting Principle	(92)	(26)	(50)	76	(92)
Cumulative effect of change in accounting principle	(2)	—	(3)	3	(2)

Net (Loss) Income	$(94)	$(26)	$(53)	$79	$(94)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Condensed Consolidating Statements of Cash Flows For the Year Ending December 31, 2001

	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Total Company
Net cash provided by (used in) operating activities	$3,643	$4	$(1,893)	$1,754
Net cash (used in) provided by investing activities	(1,585)	(1)	2,271	685
Net cash (used in) provided by financing activities	(641)	(3)	455	(189)
Effect of exchange rate changes on cash and cash equivalents	—	—	(10)	(10)

Increase in cash and cash equivalents	1,417	—	823	2,240
Cash and cash equivalents at beginning of year	997	—	753	1,750

Cash and cash equivalents at end of year	$2,414	$—	$1,576	$3,990

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

QUARTERLY RESULTS OF OPERATIONS (Unaudited) In millions, except per-share data

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2003 (1)
Revenues	$3,757	$3,920	$3,732	$4,292	$15,701
Costs and Expenses (2)	3,903	3,810	3,590	3,962	15,265

(Loss) Income before Income Taxes (Benefits) and Equity Income	(146)	110	142	330	436
Income taxes (benefits)	(67)	40	38	123	134
Equity in net income of unconsolidated affiliates	14	16	13	15	58
Net (Loss) Income	$(65)	$86	$117	$222	$360

Basic (Loss) Earnings per Share (3)	$(0.10)	$0.10	$0.12	$0.25	$0.38

Diluted (Loss) Earnings per Share (3)	$(0.10)	$0.09	$0.11	$0.22	$0.36

2002 (1)
Revenues	$3,858	$3,952	$3,793	$4,246	$15,849
Costs and Expenses (4)	3,958	3,830	3,647	4,310	15,745

(Loss) Income before Income Taxes (Benefits), Equity Income and Cumulative Effect of Change in Accounting Principle	(100)	122	146	(64)	104
Income taxes (benefits)	(38)	50	64	(72)	4
Equity in net income of unconsolidated affiliates	11	15	17	11	54
(Loss) Income before Cumulative Effect of Change in Accounting Principle	(51)	87	99	19	154
Cumulative effect of change in accounting principle	(63)	—	—	—	(63)

Net (Loss) Income	$(114)	$87	$99	$19	$91

Basic (Loss) Earnings per share before Cumulative Effect of Change in Accounting Principle	$(0.07)	$0.12	$0.05	$0.01	$0.11

Basic (Loss) Earnings per Share (3)	$(0.16)	$0.12	$0.05	$0.01	$0.02

Diluted (Loss) Earnings per Share before Cumulative Effect of Change in Accounting Principle	$(0.07)	$0.11	$0.04	$0.01	$0.10

Diluted (Loss) Earnings per Share (3)	$(0.16)	$0.11	$0.04	$0.01	$0.02

(1)	The quarterly results of operations presented herein have been modified to reflect the adoption of FIN 46R (as described in Note 1 to the Consolidated Financial Statements). As such, certain amounts herein are different from those originally reported in our Quarterly Reports on Form 10-Q as filed with the SEC. There was no effect on net income (loss) or earnings per share in any period, however.
(2)	Costs and expenses include restructuring and asset impairment charges of $8, $37, $11 and $120 for the first, second, third and fourth quarters of 2003, respectively. Cost and expenses include a provision for litigation of $300 and $(61) in the first quarter and fourth quarter of 2003, respectively.
(3)	The sum of quarterly (loss) earnings per share may differ from the full-year amounts due to rounding, or in the case of diluted earnings per share, because securities that are anti-dilutive in certain quarters may not be anti-dilutive on a full-year basis.
(4)	Costs and expenses included restructuring and asset impairment charges of $146, $53, $63 and $408 for the first, second, third and fourth quarters of 2002, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

FIVE YEARS IN REVIEW

	2003	2002	2001(2)	2000	1999
	(Dollars in millions, except per-share data)
Per-Share Data (1)
Earnings (Loss)
Basic	$0.38	$0.02	$(0.15)	$(0.48)	$1.20
Diluted	0.36	0.02	(0.15)	(0.48)	1.17
Common stock dividends	—	—	0.05	0.65	0.80
Operations
Revenues	$15,701	$15,849	$17,008	$18,751	$18,995
Sales	6,970	6,752	7,443	8,839	8,967
Service, outsourcing, and rentals	7,734	8,097	8,436	8,750	8,853
Finance Income	997	1,000	1,129	1,162	1,175
Research and development expenses	868	917	997	1,064	1,020
Selling, administrative and general expenses	4,249	4,437	4,728	5,518	5,204
Net income (loss) (1)	360	91	(94)	(273)	844
Financial Position
Cash and cash equivalents	$2,477	$2,887	$3,990	$1,750	$132
Accounts and finance receivables, net	10,972	11,077	11,574	13,067	13,487
Inventories	1,152	1,231	1,364	1,983	2,344
Equipment on operating leases, net	364	450	804	1,266	1,423
Land, buildings and equipment, net	1,827	1,757	1,999	2,527	2,458
Investment in discontinued operations	449	728	749	534	1,130
Total assets	24,591	25,550	27,746	28,291	27,841
Consolidated capitalization
Short-term debt and current portion of long-term debt	4,236	4,377	6,637	3,080	4,626
Long-term debt	6,930	9,794	10,107	15,557	11,521

Total debt	11,166	14,171	16,744	18,637	16,147
Minorities’ interests in equity of subsidiaries	102	73	73	87	75
Obligation for equity put options	—	—	—	32	—
Liabilities to subsidiary trusts issuing preferred securities	1,809	1,793	1,787	721	719
Series B convertible preferred stock	499	508	470	426	370
Series C mandatory convertible preferred stock	889	—	—	—	—
Common shareholders’ equity	3,291	1,893	1,797	1,801	2,953

Total capitalization	$17,756	$18,438	$20,871	$21,704	$20,264

Selected Data and Ratios
Common shareholders of record at year-end	56,326	57,300	59,830	59,879	55,766
Book value per common share	$4.15	$2.56	$2.49	$2.68	$4.42
Year-end common stock market price	$13.80	$8.05	$10.42	$4.63	$22.69
Employees at year-end	61,100	67,800	78,900	91,500	93,600
Gross margin	42.0%	42.4%	38.2%	37.4%	42.3%
Sales gross margin	36.4%	37.3%	30.5%	31.2%	37.2%
Service, outsourcing, and rentals gross margin	44.3%	44.5%	42.2%	41.1%	44.7%
Finance gross margin	63.7%	59.9%	59.5%	57.1%	63.0%
Working capital	$2,766	$3,242	$2,340	$4,928	$2,965
Current ratio	1.4	1.4	1.2	1.8	1.3
Cost of additions to land, buildings and equipment	$197	$146	$219	$452	$594
Depreciation on buildings and equipment	$299	$341	$402	$417	$416

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

(1)	Net income (loss), as well as Basic and Diluted Earnings per Share for the years ended December 31, 2003 and 2002 exclude the effect of amortization of goodwill in accordance with the adoption of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets.” For additional information regarding the adoption of this standard and its effects on Income from continuing operations, Net income (loss) and Earnings (Loss) per share, refer to Note 1 to the Consolidated Financial Statements under the heading “ New Accounting Standards and Accounting Changes – Goodwill and Other Intangible Assets.”
(2)	In March 2001, we sold half of our ownership interest in Fuji Xerox to Fuji Photo Film Co. Ltd. For $1.3 billion in cash. In connection with the sale, we recorded a pre-tax gain of $773. As a result, our ownership percentage decreased from 50 percent to 25 percent. Refer to Note 3 to the Consolidated Financial Statements under the caption “Fuji Xerox Interest” for further information.