Form 10-K, Exhibit 13
period 2004-12-31
XEROX CORP
filed 2005-02-22
CIK 108772

EXHIBIT 13

INDEX TO ANNUAL REPORT

Management’s Discussion and Analysis of Results of Operations and Financial Condition	3

Executive Overview	3

Financial Overview	3

Application of Critical Accounting Policies	5

Summary of Results	9

Segment Revenues	9

Segment Operating Profit	12

Employee Stock Ownership Plan	13

Gross Margin	13

Research and Development	14

Selling, Administrative and General Expenses	14

Restructuring Programs	15

Gain on Affiliate’s Sale of Stock	15

Other Expenses, Net	15

Income Taxes	17

Equity in Net Income of Unconsolidated Affiliates	17

Gain on Sale of ContentGuard, Net	17

Recent Accounting Pronouncements	18

Capital Resources and Liquidity	18

Cash Flow Analysis	18

Customer Financing Activities and Debt	19

Liquidity	20

Contractual Cash Obligations and Other Commercial Commitments and Contingencies	23

Off-Balance Sheet Arrangements	24

Financial Risk Management	24

Forward-Looking Cautionary Statements	26

Audited Consolidated Financial Statements
Consolidated Statements of Income	27
Consolidated Balance Sheets	28
Consolidated Statements of Cash Flows	29
Consolidated Statements of Common Shareholders’ Equity	30

Notes to Consolidated Financial Statements		31

1.	Summary of Significant Accounting Policies	31
2.	Segment Reporting	39
3.	Receivables, Net	43
4.	Inventories and Equipment on Operating Leases, Net	46
5.	Land, Buildings and Equipment, Net	47
6.	Investments in Affiliates, at Equity	48
7.	Restructuring Programs	49
8.	Supplementary Financial Information	53
9.	Debt	54
10.	Liability to Subsidiary Trusts Issuing Preferred Securities	58
11.	Financial Instruments	59
12.	Employee Benefit Plans	63
13.	Income and Other Taxes	69
14.	Contingencies	72
15.	Preferred Stock	81
16.	Common Stock	82
17.	Earnings Per Share	83
18.	Divestitures and Other Sales	85
19.	Financial Statements of Subsidiary Guarantors	86
20.	Subsequent Event	92

Reports of Management	93

Report of Independent Registered Public Accounting Firm	94

Other Data

Quarterly Results of Operations	96
Five Years in Review	97
Certifications Pursuant to Rule 13a - 14 under the Securities Exchange Act of 1934, as amended

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Throughout this document, references to “we,” “our” or “us” refer to Xerox Corporation and its subsidiaries. References to “Xerox Corporation” refer to the stand-alone parent company and do not include its subsidiaries.

Executive Overview

We are a technology and services enterprise and a leader in the global document market, developing, manufacturing, marketing, servicing and financing the industry’s broadest portfolio of document equipment, solutions and services. Our industry is undergoing a transformation from older technology light lens devices to digital systems, the transition from black and white to color, as well as an increased reliance on electronic documents. We believe we are well positioned as this transformation plays to our strengths and represent opportunities for future growth, since our research and development investments have been focused on digital and color offerings.

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

Financial Overview

In 2004, we made significant progress in positioning ourselves for revenue growth and earnings expansion while significantly improving our overall financial condition and liquidity. Our continued focus on investment in the growing areas of digital production and office systems contributed to revenue growth as the majority of our equipment sales were generated from products launched in the last two years. Total revenue increased modestly, as equipment sales growth was essentially offset by declines in post sale and other.

We maintained our focus on cost management throughout 2004. While gross margins were slightly below our targeted level, we continued to offset lower prices with productivity improvements. Gross margins were impacted by a change in overall product mix, as well as performance in our Developing Markets Operations. We reduced selling, administrative and general (“SAG”) expenses as a result of expense efficiencies and reductions in bad debt expense. We continued to invest in research and development, prioritizing our investments in the faster growing areas of the market. In addition, we reduced interest expense by decreasing debt by over $1 billion during the year.

Our 2004 balance sheet strategy focused on reducing our total debt, optimizing operating cash flows and utilizing long-term funding agreements to support our customer financing operations. The successful implementation of this strategy in 2004 enabled us to significantly improve our liquidity and finish the year with a cash balance of $3.2 billion. Our prospective balance sheet strategy includes: returning our credit rating to investment grade; optimizing operating cash flows; reducing total debt and leverage; achieving an optimal cost of capital; rebalancing secured and unsecured debt; and effectively deploying cash to deliver and maximize long-term shareholder value.

Revenues for the three years ended December 31, 2004 were as follows:

($ in millions)	Year Ended December 31,			Percent Change
	2004	2003	2002	2004	2003
Equipment sales	$4,480	$4,250	$3,970	5%	7%
Post sale and other revenue	10,308	10,454	10,879	(1)%	(4)%
Finance income	934	997	1,000	(6)%	—

Total revenues	$15,722	$15,701	$15,849	—	(1)%

Total color revenue included in total revenues	$3,903	$3,267	$2,781	19%	17%

The following presentation reconciles the above information to the revenue classifications included in our Consolidated Statements of Income:

($ in millions)	Year Ended December 31,
	2004	2003	2002
Sales	$7,259	$6,970	$6,752
Less: Supplies, paper and other sales	(2,779)	(2,720)	(2,782)

Equipment Sales	$4,480	$4,250	$3,970

Service, outsourcing and rentals	$7,529	$7,734	$8,097
Add: Supplies, paper and other sales	2,779	2,720	2,782

Post sale and other revenue	$10,308	$10,454	$10,879

Total 2004 revenues of $15.7 billion increased modestly as compared to 2003 including a 3-percentage point benefit from currency. Equipment sales increased 5 percent reflecting the success of our color and digital light production products and a 3-percentage point benefit from currency. Post sale and other revenues declined 1 percent as declines in older light lens technology products and Developing Market Operations (“DMO”), driven by Latin America, were partially offset by growth in digital office and production color, as well as a 3-percentage point benefit from currency. The light lens and DMO declines reflect a reduction of equipment at customer locations and related page volume declines. As our equipment sales continue to increase, we expect the effects of post-sale declines will moderate and ultimately reverse over time. Finance income, which reflects a decrease in equipment lease originations over the past several years, declined 6 percent, including a 4-percentage point benefit from currency.

Total 2003 revenues of $15.7 billion declined one percent from 2002, reflecting moderating year-over-year revenue declines, as well as a 5-percentage point benefit from currency. Equipment sales increased 7 percent in 2003, reflecting a 6-percentage point benefit from currency, as well as the success of our numerous color multifunction and production color products and growth in our Developing Markets Operations (DMO) segment. 2003 Post sale and other revenue declined 4 percent from 2002, primarily due to declines in older technology light lens revenues, DMO and the Small Office / Home Office (SOHO) business which we exited in the second half of 2001. These declines were partially offset by growth in our digital revenues and a 5-percentage point benefit from currency. Post sale and other revenue declines reflect the reduction in our equipment at customer locations and related page volume declines. 2003 Finance income approximated that of 2002, including a 5-percentage point benefit from currency.

Net income and diluted earnings per share for the three years ended December 31, 2004 were as follows:

($ in millions, except share amounts)	Year Ended December 31,
	2004	2003	2002
Net income	$859	$360	$91
Preferred stock dividends	(73)	(71)	(73)

Income available to common shareholders	$786	$289	$18

Diluted earnings per share	$0.86	$0.36	$0.02

2004 Net income of $859 million, or 86 cents per diluted share, included an after-tax gain of $83 million ($109 million pre-tax) related to the sale of substantially all of our investment in ContentGuard Holdings, Inc. (“ContentGuard”), an after-tax $38 million pension settlement benefit from Fuji Xerox, an after-tax gain of $30 million ($38 million pre-tax) from the sale of our investment in ScanSoft, Inc. (“ScanSoft”) and after-tax restructuring charges of $57 million ($86 million pre-tax).

2003 Net income of $360 million, or 36 cents per diluted share, included after-tax restructuring charges of $111 million ($176 million pre-tax), an after-tax charge of $146 million ($239 million pre-tax) related to the court approved settlement of the Berger v. RIGP litigation, a $45 million after-tax ($73 million pre-tax) loss on early extinguishment of debt and income tax benefits of $35 million from the reversal of deferred tax asset valuation allowances.

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

Application of Critical Accounting Policies

In preparing our Consolidated Financial Statements and accounting for the underlying transactions and balances, we apply various accounting policies. We consider the policies discussed below as critical to understanding our Consolidated Financial Statements, as their application places the most significant demands on management’s judgment, since financial reporting results rely on estimates of the effects of matters that are inherently uncertain. Specific risks associated with these critical accounting policies are discussed throughout this MD&A where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, see Note 1 to the Consolidated Financial Statements.

Senior management has discussed the development and selection of the critical accounting policies, estimates and related disclosures, included herein, with the Audit Committee of the Board of Directors. Preparation of this annual report requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, as well as disclosure of contingent assets and liabilities. These estimates and assumptions also impact revenues and expenses during the reporting period. Although actual results may differ from those estimates, we believe the estimates are reasonable and appropriate. In instances where different estimates could reasonably have been used in the current period, we have disclosed the impact on our operations of these different estimates. In certain instances, such as with respect to revenue recognition for leases, because the accounting rules are prescriptive, it would not have been possible to have reasonably used different estimates in the current period. In these instances, use of sensitivity information would not be appropriate. Changes in assumptions and estimates are reflected in the period in which they occur. The impact of such changes could be material to our results of operations and financial condition in any quarterly or annual period.

Revenue Recognition Under Bundled Arrangements: As discussed more fully in Note 1 to the Consolidated Financial Statements, we sell most of our products and services under bundled lease arrangements, which typically include equipment, service, supplies and financing components for which the customer pays a single negotiated monthly fixed price for all elements over the contractual lease term. These arrangements typically also include an incremental, variable component for page volumes in excess of contractual page volume minimums, which are often expressed in terms of price per page. Revenues under these arrangements are allocated considering the relative fair values of the lease and non-lease deliverables included in the bundled arrangement based upon the estimated relative fair values of each element. Lease deliverables include maintenance and executory costs, equipment and financing, while non-lease deliverables generally consist of the supplies and non-maintenance services. Our revenue allocation for the lease deliverables begins by allocating revenues to the maintenance and executory costs plus profit thereon. The remaining amounts are allocated to the equipment and financing elements. We perform extensive analyses of available verifiable objective evidence of equipment fair value based on cash selling prices during the applicable period. The cash selling prices are compared to the range of values included in our lease accounting systems. The range of cash selling prices must be reasonably consistent with the lease selling prices, taking into account residual values that accrue to our benefit, in order for us to determine that such lease prices are indicative of fair value. Our pricing interest rates, which are used in determining customer payments, are developed based upon a variety of factors including local prevailing rates in the marketplace and the customer’s credit history, industry and credit class. Effective in 2004, our pricing rates are reassessed quarterly based on changes in local prevailing rates in the marketplace and are adjusted to the extent such rates vary by twenty-five basis points or more, cumulatively, from the last rate in effect. The pricing interest rates generally equal the implicit rates within the leases, as corroborated by our comparisons of cash to lease selling prices.

Revenue Recognition for Leases: As more fully discussed in Note 1 to the Consolidated Financial Statements, our accounting for leases involves specific determinations under applicable lease accounting standards which often involve complex and prescriptive provisions. These provisions affect the timing of revenue recognition for our equipment. If the leases qualify as sales-type capital leases, equipment revenue is recognized upon delivery or installation of the equipment as sale revenue as opposed to ratably over the lease term. The critical elements that we consider with respect to our lease accounting are the determination of the economic life and the fair value of equipment, including the residual value. For purposes of determining the economic life, we consider the most objective measure to be the original contract term, since most equipment is returned by lessees at or near the end of the contracted term. The economic life of most of our products is five years since this represents the most frequent contractual lease term for our principal products and only a small percentage of our leases are for original terms longer than five years. There is no significant after-market for our used equipment. We believe five years is representative of the period during which the equipment is expected to be economically usable, with normal service, for the purpose for which it is intended. Residual values are established at lease inception using estimates of fair value at the end of the lease term and are established with due consideration to forecasted supply and demand for our various products, product retirement and future product launch plans, end of lease customer behavior, remanufacturing strategies, competition and technological changes.

Accounts and Finance Receivables Allowance for Doubtful Accounts and Credit Losses: We perform ongoing credit evaluations of our customers and adjust credit limits based upon customer payment history and current creditworthiness. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience credit loss rates similar to those we have experienced in the past. Measurement of such losses requires consideration of historical loss experience, including the need to adjust for current conditions, and judgments about the probable effects of relevant observable data, including present economic conditions such as delinquency rates and financial health of specific customers. We recorded bad debt provisions of $110 million, $224 million, and $332 million in selling, administrative and general expenses in our Consolidated Statements of Income for the years ended December 31, 2004, 2003 and 2002, respectively. The declining trend in our provision for doubtful accounts is primarily due to improvements in customer administration, receivables aging, write-off trends, collection practices and credit approval policies.

As discussed above, in preparing our Consolidated Financial Statements for the three years ended December 31, 2004, we estimated our provision for doubtful accounts based on historical experience and customer-specific collection issues. This methodology has been consistently applied for all periods presented. During the five year period ended December 31, 2004, our allowance for doubtful accounts ranged from 4.2 to 5.5 percent of gross receivables. Holding all other assumptions constant, a one percentage point increase or decrease in the allowance from the December 31, 2004 rate of 4.2 percent would change the 2004 provision by approximately $110 million.

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

Provisions for Excess and Obsolete Inventory Losses: We value our inventories at the lower of average cost or market. Inventories also include equipment that is returned at the end of the lease term. Returned equipment is recorded at the lower of remaining net book value or salvage value. Salvage value consists of the estimated market value (generally determined based on replacement cost) of the salvageable component parts, which are expected to be used in the remanufacturing process. We regularly review inventory quantities, including equipment to be leased to customers, which is included as part of finished goods inventory, and record a provision for excess and/or obsolete inventory based primarily on our estimated forecast of product demand and production requirements. Several factors may influence the realizability of our inventories, including our decision to exit a product line, technological changes and new product development. These factors could result in an increase in the amount of excess or obsolete inventory quantities. Additionally, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventories. Although we make every effort to ensure the accuracy of our forecasts of future product demand, including the impact of future product launches and changes in remanufacturing strategies, significant unanticipated changes in demand or technological developments could materially impact the value of our inventory and our reported operating results if our estimates prove to be inaccurate. We recorded $73 million, $78 million, and $115 million in inventory write-down charges for the years ended December 31, 2004, 2003 and 2002, respectively. The decline in inventory write-down charges is due to the absence of business exiting activities, stabilization of our product lines, manufacturing outsourcing related improvements and a lower level of inventories.

As discussed above, in preparing our financial statements for the three years ended December 31, 2004, we estimated our provision for excess and obsolete inventories based primarily on forecasts of production and service requirements. This methodology has been consistently applied for all periods presented. During the three year period ended December 31, 2004, inventory reserves for net realizable value adjustments as a percentage of gross inventory varied by approximately one percentage point. Holding all other assumptions constant, a one percentage point increase or decrease in our net realizable value adjustments would change the 2004 provision by approximately $13 million.

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

As a result of cumulative historical asset returns being lower than expected asset returns and declining interest rates, 2005 net periodic pension cost will increase. The total unrecognized actuarial loss as of December 31, 2004 was $1.99 billion, as compared to $1.87 billion at December 31, 2003. The change from December 31, 2003 relates to a decline in the discount rate, partially offset by improved asset returns as compared to expected returns. The total unrecognized actuarial loss will be amortized in the future, subject to offsetting gains or losses that will change the future amortization amount. We have recently utilized a weighted average expected rate of return on plan assets of 8.1 percent for 2004 expense, 8.3 percent for 2003 expense and 8.8 percent for 2002 expense, on a worldwide basis. In estimating this rate, we considered the historical returns earned by the plan assets, the rates of return expected in the future and our investment strategy and asset mix with respect to the plans’ funds. The weighted average rate we will utilize to calculate our 2005 expense will be 8 percent. Another significant assumption affecting our pension and post-retirement benefit obligations and the net periodic pension and other post-retirement benefit cost is the rate that we use to discount our future anticipated benefit obligations. In estimating this rate, we consider rates of return on high quality fixed-income investments over the period to expected payment of the pension and other benefits. The weighted average rate we will utilize to measure our pension obligation as of December 31, 2004 and calculate our 2005 expense will be 5.6 percent, which is a decrease from 5.8 percent used in determining 2004 expense. As a result of the reduction in the discount rate, the lower cumulative actual return on plan assets during the prior three years and certain other factors, our 2005 net periodic pension cost is expected to be $40 million higher than 2004.

On a consolidated basis, we recognized net periodic pension cost of $350 million, $364 million, and $168 million for the years ended December 31, 2004, 2003 and 2002, respectively. Pension cost is included in several income statement components based on the related underlying employee costs. Pension and post-retirement benefit plan assumptions are included in Note 12 to the Consolidated Financial Statements. Holding all other assumptions constant, a 0.25 percent increase or decrease in the discount rate would change the 2005 projected net periodic pension cost by approximately $34 million. Likewise, a 0.25 percent increase or decrease in the expected return on plan assets would change the 2005 projected net periodic pension cost by approximately $14 million.

Income Taxes and Tax Valuation Allowances: We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in our Consolidated Balance Sheets, as well as operating loss and tax credit carryforwards. We follow very specific and detailed guidelines in each tax jurisdiction regarding the recoverability of any tax assets recorded in our Consolidated Balance Sheets and provide necessary valuation allowances as required. We regularly review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. If we continue to operate at a loss in certain jurisdictions or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase the valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. Conversely, if and when our operations in some jurisdictions were to become sufficiently profitable to recover previously reserved deferred tax assets, we would reduce all or a portion of the applicable valuation allowance in the period when such determination is made. This would result in an increase to reported earnings in such period. Adjustments to our valuation allowance, through charges (credits) to income tax expense, were $12 million, $(16) million, and $15 million for the years ended December 31, 2004, 2003 and 2002, respectively. Gross deferred tax assets of $3.5 billion and $3.7 billion had valuation allowances of $567 million and $577 million at December 31, 2004 and 2003, respectively.

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

Legal Contingencies: We are involved in a variety of claims, lawsuits, investigations and proceedings concerning securities law, intellectual property law, environmental law, employment law and ERISA, as discussed in Note 14 to the Consolidated Financial Statements. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess our potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

Summary of Results

Segment Revenues

As discussed in Note 2 to the Consolidated Financial Statements, operating segment financial information for 2003 and 2002 has been restated to reflect changes in operating segment structure made during 2004. Our reportable segments are consistent with how we manage the business and view the markets we serve. Our reportable segments are Production, Office, DMO and Other. Our offerings include hardware, services, solutions and consumable supplies. The Production segment includes black and white products which operate at speeds over 90 pages per minute and color products over 40 pages per minute. Products include the Xerox iGen3® digital color production press, DocuColor family, Xerox Nuvera™, DocuTech, DocuPrint, and Xerox 2101, as well as older technology light-lens products. The Office segment includes black and white products which operate at speeds up to 90 pages per minute and color devices which operate at speeds up to 40 pages per minute. Products include the suite of CopyCentre®, WorkCentre®, and WorkCentre® Pro digital multifunction systems, DocuColor color multifunction products, color laser, solid ink and monochrome laser desktop printers, digital and light-lens copiers and facsimile products. The DMO segment includes our operations in Latin America, Central and Eastern Europe, the Middle East, India, Eurasia, Russia and Africa. This segment includes sales of products that are typical to the Production and Office segments, however, management serves and evaluates these markets on an aggregate geographic basis, rather than on a product basis. The segment classified as Other includes several units, none of which met the thresholds for separate segment reporting. This group includes Xerox Supplies Business Group (predominantly paper), SOHO, Wide Format Systems, Xerox Technology Enterprises and Value-added Services, royalty and license revenues. Other segment profit (loss) includes the operating results from these entities, other less significant businesses, our equity income from Fuji Xerox, and certain costs which have not been allocated to the Production, Office and DMO segments including non-financing interest and other corporate costs.

The changes made in 2004 relate to the reclassification of the operations of our Central and Eastern European entities to DMO to align our segment reporting with how we manage our business. Operating profit was reclassified for this change, as well as for certain other expense allocations. The adjustments (decreased) increased full year 2003 revenues as follows: Production—$(40) million, Office—$(61) million, DMO—$147 million and Other—$(46) million. The full year 2003 segment profit was (decreased) increased as follows: Production—$(21) million, Office—$(11) million, DMO—$21 million, and Other—$11 million. The adjustments (decreased) increased full year 2002 revenues as follows: Production—$(40) million, Office—$(54) million, DMO—$127 million, and Other—$(33) million. The full year 2002 segment profit was (decreased) increased as follows: Production—$(14) million, Office—$(9) million, DMO—$29 million, and Other—$(6) million.

Revenues by segment for the years ended 2004, 2003 and 2002 were as follows:

(in millions)	Production	Office	DMO	Other	Total
2004
Equipment sales	$1,358	$2,431	$503	$188	$4,480
Post sale and other revenue	2,880	4,644	1,194	1,590	10,308
Finance income	352	552	10	20	934

Total Revenue	$4,590	$7,627	$1,707	$1,798	$15,722

2003
Equipment sales	$1,188	$2,426	$466	$170	$4,250
Post sale and other revenue	2,943	4,622	1,285	1,604	10,454
Finance income	376	594	12	15	997

Total Revenue	$4,507	$7,642	$1,763	$1,789	$15,701

2002
Equipment sales	$1,084	$2,312	$374	$200	$3,970
Post sale and other revenue	3,005	4,576	1,492	1,806	10,879
Finance income	393	599	19	(11)	1,000

Total Revenue	$4,482	$7,487	$1,885	$1,995	$15,849

Equipment Sales

2004 Equipment sales of $4.5 billion increased 5 percent from 2003 reflecting a 3-percentage point benefit from currency as well as the success of our color and digital light production products. Additionally, continued equipment sales growth reflects the success of numerous products launched in the past two years, as the majority of 2004 equipment sales were generated from these products. Color equipment sales continued to grow rapidly in 2004 and represented approximately one-third of total equipment sales.

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

Production: 2004 equipment sales increased 14 percent from 2003, as improved product mix, installation growth and favorable currency of 4-percentage points more than offset price declines of approximately 3 percent. Strong 2004 production color equipment sales growth reflected stronger product mix and increased installations driven by the DocuColor 5252 and Xerox iGen3 digital color production press products. The Xerox iGen3 digital color production press utilizes next generation color technology which we expect will expand the digital color print on demand market. 2004 production monochrome equipment sales grew as light-production installations, driven by the success of the Xerox 2101 copier/printer and strong demand for the Xerox Nuvera 100 and 120 copier/printers, as well as favorable currency, more than offset declines in production publishing, printing and older technology light lens products.

2003 Production equipment sales grew 10 percent from 2002, as improved product mix, installation growth and favorable currency of 7 percentage points more than offset price declines of approximately 5 percent. Strong 2003 production color equipment sales growth reflected increased installations and stronger product mix driven by the DocuColor 6060 and Xerox iGen3 digital color production press products. 2003 production monochrome equipment sales grew modestly as light production installations, driven by the success of the new Xerox 2101 copier/printer, and favorable currency more than offset declines in production publishing, printing and older technology light lens.

Office: 2004 equipment sales were essentially unchanged from 2003, as installation growth of approximately 20 percent and favorable currency of 3-percentage points were offset by moderating price declines of approximately 6 percent and the impact of weaker product mix. Product mix reflected an increased proportion of low-end equipment due to very strong growth in office monochrome (“Segments 1 and 2”) as well as monochrome and color printers. Color printer growth primarily reflects the success of the solid ink Phaser® 8400, the first product launched from our new solid ink platform in January 2004, as well as other color printer introductions.

2003 Office equipment sales increased 5 percent from 2002, as favorable currency of 7 percentage points and installation increases more than offset price declines of approximately 10 percent and the impact of weaker product mix. Equipment installation growth of approximately 20 percent reflects growth in all monochrome digital and color businesses, particularly office color printing and monochrome multifunction/copier systems. The CopyCentre, WorkCentre and WorkCentre Pro systems, which were launched in the second quarter 2003, expand our market reach and include new entry-level configurations at more competitive prices.

DMO: Equipment sales in DMO consist primarily of segment 1 devices and office printers. Equipment sales in 2004 increased 8 percent from 2003, primarily reflecting growth in geographies where we operate an indirect distribution model such as Russia and Central and Eastern Europe. This growth was partially offset by declines in Latin America, primarily driven by Brazil, and product mix to lower segments. During 2004, we accelerated our transition to indirect distribution channels in Latin America to expand market coverage in that region. DMO 2003 equipment sales grew 25 percent from 2002, reflecting volume growth of over 40 percent, partially offset by price declines of approximately 10 percent and unfavorable mix.

Other: 2004 equipment sales grew 11 percent from 2003, primarily due to growth in equipment sales associated with our Value-added Services business and a 2-percentage point currency benefit. Other 2003 equipment sales declined 15 percent from 2002 due to general sales declines, none of which were individually significant.

Post Sale and Other Revenue

2004 post sale and other revenues of $10.3 billion declined 1 percent from 2003, including a 4-percentage point benefit from currency. These declines reflect lower equipment populations, as post sale revenue is largely a function of the equipment placed at customer locations, the volume of prints and copies that our customers make on that equipment, the mix of color pages, as well as associated services. 2004 supplies, paper and other sales of $2.8 billion (included within post sale and other revenue) increased 2 percent from 2003, primarily reflecting currency benefits which offset declines in supplies. Supplies sales declined due to our exit from the SOHO business in 2001. 2004 service, outsourcing and rental revenue of $7.5 billion declined 3 percent from 2003, as declines in rental and facilities management revenues more than offset benefits from currency. Declines in rental revenues primarily reflect reduced equipment populations within DMO and declines in facilities management revenues reflect consolidations by our customers as well as our prioritization of profitable contracts.

2003 post sale and other revenues of $10.5 billion declined 4 percent from 2002, including a 5-percentage point benefit from currency, primarily reflecting lower equipment populations. 2003 supplies, paper and other sales of $2.7 billion (included within post sale and other revenue) declined 2 percent from 2002 primarily due to declines in supplies sales resulting from reduced usage in the lower installed base of equipment and declines in our SOHO business. 2003 service, outsourcing and rental revenue of $7.7 billion declined 4 percent from 2002, reflecting declines in rental and facilities management revenues.

Production: 2004 post sale and other revenue declined 2 percent from 2003, as monochrome declines, driven primarily by lower page volumes, offset favorable mix from color page growth of approximately 40 percent as well as favorable currency. Production 2003 post sale and other revenue declined 2 percent from 2002, as favorable currency and improved mix, driven largely by an increased volume of color pages, were offset by the impact of monochrome page volume declines, primarily in older technology light lens products.

Office: 2004 post sale and other revenue improved modestly from 2003 as favorable mix to color pages, digital page growth, and favorable currency were partially offset by declines in older technology light lens products. Office 2003 post sale and other revenue grew 1 percent from 2002, as favorable currency and strong digital page growth more than offset declines in older technology light lens products.

DMO: 2004 post sale and other revenue declined 7 percent from 2003, primarily reflecting Latin America’s rental equipment population declines. In response, we have continued our transition to indirect distribution channels that is intended to increase, over time, the sales of office devices and the associated supplies and service revenue. DMO 2003 post sale and other revenue declined 14 percent from 2002, due largely to a lower rental equipment population at customer locations and related page volume declines.

Other: 2004 post sale and other revenue declined 1 percent from 2003, as declines in SOHO were essentially offset by currency benefits and growth in Value-added Services as well as other activity. Other 2003 post sale and other revenue declined 11 percent from 2002, reflecting supply sale declines in SOHO of $82 million as well as the absence of $50 million of third-party licensing revenue recognized in 2002.

2005 Projected Revenues

We expect 2005 equipment sales will continue to grow, as we anticipate that new platforms and products launched in 2003, 2004 and those planned in 2005 will enable us to further strengthen our market position. Compared to 2004, we expect 2005 post sale and other revenue declines to continue to moderate throughout the year and ultimately transition to growth before year-end. Growth in post sale and other revenue will be driven by our success at increasing the amount of our equipment at customer locations and the volume of pages and mix of color pages generated on that equipment. We expect 2005 total revenues to increase approximately 3 percent from 2004 levels.

Segment Operating Profit

Segment operating profit and operating margin for the three years ended December 31, 2004 were as follows ($ in millions):

	Production	Office	DMO	Other	Total
2004
Operating Profit	$ 388	$798	$43	$(29)	$1,200
Operating Margin	8.5%	10.5%	2.5%	(1.6)%	7.6%
2003
Operating Profit	$ 401	$742	$172	$(327)	$988
Operating Margin	8.9%	9.7%	9.8%	(18.3)%	6.3%
2002
Operating Profit	$ 436	$612	$120	$(335)	$833
Operating Margin	9.7%	8.2%	6.4%	(16.8)%	5.3%

Production: 2004 operating profit declined $13 million and operating margin declined 0.4 percentage points from 2003. The declines primarily reflect lower gross margin and investments in selling and marketing expenses, which were partially offset by R&D efficiencies and lower bad debt expenses. Production 2003 operating profit declined $35 million from 2002, reflecting lower gross margins related to initial installations of the Xerox iGen3 digital color production press and Xerox 2101. The decrease in gross margins was only partially offset by lower R&D and SAG expenses.

Office: 2004 operating profit improved $56 million and operating margin improved 0.8 percentage points from 2003. The improvements primarily reflect modest improvement in gross margins, general and administrative expense productivity, and lower bad debt expense. Office 2003 operating profit improved $130 million from 2002, reflecting improved gross margins driven primarily by improved manufacturing and service productivity, as well as lower R&D and SAG expenses.

DMO: 2004 operating profit declined $129 million from 2003 primarily reflecting results in Latin America where the pace of revenue declines have exceeded cost and expense reductions. DMO 2003 operating profit improved $52 million from 2002 due to significantly lower SAG spending resulting from our cost saving initiatives, lower bad debts and gains on currency exposures compared to currency exposure losses in 2002. These improvements were partially offset by lower gross margins as a result of declining post sale revenue.

Other: 2004 Other segment operating loss of $29 million improved by $298 million as compared to 2003, principally due to reduced non-financing interest expense of $159 million, an increase in equity income from Fuji Xerox of $93 million and the gain on sale of our interest in ScanSoft of $38 million. 2003 Other segment operating loss of $327 million decreased by $8 million from 2002.

Employee Stock Ownership Plan (ESOP): In 2002, our Board of Directors reinstated the dividend on our ESOP, which resulted in a reversal of previously recorded compensation expense. The reversal of compensation expense corresponded to the line item in the Consolidated Statement of Income for 2002 where the charge was originally recorded and included $28 million in both Cost of Sales and Selling, administrative and general expenses and $11 million in Research and Development expenses. Of the total compensation expense originally recorded, $34 million and $33 million was recognized in 2002 and 2001, respectively. As such, 2002 benefited by the reversal of $33 million of excess compensation expense that was originally recorded in 2001. There is no corresponding earnings per share improvement in 2002 since the EPS calculation requires deduction of dividends declared from reported net income in arriving at net income available to common shareholders. See Note 12 to the Consolidated Financial Statements for a more complete discussion of the ESOP.

Gross Margin: Gross margins by revenue classification were as follows:

	Year Ended December 31,
	2004	2003	2002
Total gross margin	40.6%	42.0%	42.4%
Sales	35.4%	36.4%	37.3%
Service, outsourcing and rentals	42.8%	44.3%	44.5%
Finance income	63.1%	63.7%	59.9%

2004 gross margin of 40.6 percent declined 1.4 percentage points from 2003. Approximately 0.8 percentage points of the decline is due to product mix impacts from a greater proportion of lower gross margin products in the Office and Production segments. Approximately 0.6 percentage points of the decline reflects the impact from DMO results. The declines in DMO relate to Brazil’s revenue, which has declined faster than declines in its cost levels and product mix to lower gross margin products in various DMO geographies. Lower prices were approximately offset by productivity improvements.

2004 sales gross margin of 35.4 percent declined 1 percentage point from 2003. Approximately 0.4 percentage points of the decline results from product mix and DMO results contributed 0.6 percentage points to the decline. Additionally, productivity improvements offset lower prices and other variances.

2004 service, outsourcing, and rentals gross margin of 42.8 percent declined 1.5 percentage points from 2003. The majority of the decline is attributed to product mix in the Office and Production segments as well as DMO results. Productivity and cost improvements offset lower prices for the year.

The 2003 gross margin of 42.0 percent declined 0.4 percentage points from 2002. During 2003, we completed the R&D phase of the Xerox iGen3 digital color production press development and, therefore, beginning in July 2003 ongoing engineering costs associated with initial commercial production were included in cost of sales. Xerox iGen3 digital color production press ongoing engineering costs of $30 million, the absence of the $28 million prior year favorable ESOP adjustment and the absence of $50 million in prior year licensing revenue each contributed 0.2 percentage points to the 2003 gross margin decline. During 2003, manufacturing and service productivity improvements more than offset the impact of lower prices, higher pension and other employee benefit costs and product mix.

2003 sales gross margin declined 0.9 percentage points from 2002, with over half of the decline due to Xerox iGen3 digital color production press ongoing engineering costs and the remainder due to product mix as we increased our penetration of the digital light production market. In 2003, manufacturing productivity more than offset the impact of planned lower prices. 2003 service, outsourcing and rentals margin declined 0.2 percentage points from 2002. Improved productivity and product mix more than offset lower prices and higher pension and other employee expenses. 2002 also included a 0.4 percentage point benefit from a $50 million licensing agreement and a 0.3 percentage point benefit due to favorable ESOP adjustments.

2004 Finance income gross margins decreased 0.6 percentage points from 2003 due to interest costs specific to equipment financing. Equipment financing interest expense is determined based on a combination of actual interest expense incurred on financing debt, as well as our estimated cost of funds, applied against the estimated level of debt required to support our finance receivables. The estimate is based on an assumed ratio which ranges from 80-90% of our average finance receivables. This methodology has been consistently applied for all periods presented. 2003 Finance income gross margins increased 3.8 percentage points from 2002, in line with declining interest costs specific to equipment financing.

Research and Development: 2004 R&D expense of $760 million was $108 million lower than the prior year, primarily due to improved efficiencies as we capture benefits from our platform development strategy as well as the commercial launch of the Xerox iGen3. We continue to invest in technological development, particularly in color, and believe that our R&D spending is at an adequate level to remain technologically competitive. We expect 2005 R&D spending to approximate 5 percent of total revenue. Our R&D is strategically coordinated with that of Fuji Xerox, which invested $704 million and $724 million in R&D in 2004 and 2003, respectively.

2003 R&D spending of $868 million was $49 million lower than 2002, primarily due to a $30 million reduction associated with the commercial launch of the Xerox iGen3 digital color production press and improved R&D productivity, partially offset by higher pension and other employee benefit expenses.

Selling, Administrative and General Expenses: SAG expense information was as follows ($ in millions):

	Year Ended December 31,
	2004	2003	2002
Total Selling, administrative and general expenses	$4,203	$4,249	$4,437
SAG as a percentage of revenue	26.7%	27.1%	28.0%

2004 SAG expense of $4.2 billion declined $46 million from 2003 as bad debt expense reductions of approximately $115 million and G&A efficiencies were partially offset by increased selling and marketing expenses as well as unfavorable currency impacts of $141 million. 2003 SAG expense of $4.2 billion declined $188 million from 2002 including adverse currency impacts of $172 million and $70 million of higher pension and other employee benefit costs. 2003 SAG reductions reflect improved productivity and employment reductions associated with our cost base restructuring and lower bad debt expenses of $109 million.

Bad debt expense included in SAG was $110 million, $224 million and $332 million in 2004, 2003 and 2002, respectively. The 2004 reduction reflects improved collections performance, receivables aging and write-off trends. Bad debt expense as a percent of total revenue was 0.7 percent, 1.4 percent and 2.1 percent for 2004, 2003 and 2002, respectively.

Restructuring Programs: For the three years ended December 31, 2004, we have engaged in a series of restructuring programs, resulting in $932 million in charges related to downsizing our employee base, exiting certain activities, outsourcing some internal functions and engaging in other actions designed to reduce our cost structure. In 2004, we recorded restructuring charges of $86 million, primarily consisting of ongoing restructuring actions. These ongoing initiatives included downsizing our employee base and the outsourcing of certain internal functions. The initiatives are not individually significant and primarily include severance actions and impact all geographies and segments. We expect prospective annual savings associated with 2004 actions to be approximately $88 million. Restructuring and asset impairment charges of $176 million and $670 million in 2003 and 2002, respectively, primarily related to severance and employee benefits related to worldwide severance actions as well as certain costs related to the consolidation of excess facilities. The remaining restructuring reserve balance at December 31, 2004 for all programs was $117 million. The reserve balance for Ongoing Programs as of December 31, 2004 was $93 million, the majority of which will be spent in 2005. The reserve balance for the Legacy programs as of December 31, 2004 was $24 million and the majority of this balance relates to our exit from facilities in Europe and the United States, which are currently leased beyond 2008.

Worldwide employment declined by approximately 3,000 in 2004, to approximately 58,100, primarily reflecting reductions as part of our restructuring programs. Worldwide employment was approximately 61,100 and 67,800 at December 31, 2003 and 2002, respectively.

Gain on Affiliate’s Sale of Stock: In 2003, we recorded cumulative gains on an affiliate’s sale of stock of $13 million reflecting our proportionate share of the increase in equity of ScanSoft Inc., an equity investment. The gain resulted from ScanSoft’s issuance of stock in connection with its acquisition of Speechworks, Inc. ScanSoft is a developer of digital imaging software that enables users to leverage the power of their scanners, digital cameras and other electronic devices. As discussed in Note 18 to the Consolidated Financial Statements, in April 2004, we completed the sale of our ownership interest in ScanSoft.

Other Expenses, Net: Other expenses, net for the three years ended December 31, 2004 consisted of the following ($ in millions):

	Year Ended December 31,
	2004	2003	2002
Non-financing interest expense	$363	$522	$495
Interest income	(75)	(65)	(77)
Net currency losses	73	11	77
Legal and regulatory matters	9	242	37
Amortization of intangible assets	37	36	36
Loss (gain) on early extinguishment of debt	—	73	(1)
Business divestiture and asset sale (gains) losses	(61)	13	(1)
Minorities’ interests in earnings of subsidiaries	8	6	3
All other, net	15	38	24

	$369	$876	$593

Non-financing interest expense: 2004 non-financing interest expense was $159 million lower than 2003 primarily due to lower average debt balances as a result of the full year effect of the June 2003 recapitalization and other scheduled term debt repayments. 2003 non-financing interest expense was $27 million higher than 2002, primarily reflecting 2003 net losses of $13 million from the mark-to-market valuation of our interest rate swaps compared to gains of $12 million in 2002. 2003 non-financing interest expense also included higher interest rates and borrowing costs in the first half of the year associated with the terms of the 2002 Credit Facility. These increased expenses were offset by lower borrowing costs in the second half of 2003 following the June 2003 Recapitalization.

Interest income: Interest income is derived primarily from our invested cash and cash equivalent balances and interest resulting from periodic tax settlements. 2004 interest income was $10 million higher than 2003 reflecting interest income of $26 million related to a domestic tax refund claim in 2004, partially offset by the absence of $13 million of interest income related to Brazilian tax credits in 2003. 2003 interest income was $12 million lower than 2002 reflecting declining interest rates and lower average cash balances, partially offset by the $13 million of interest income related to the Brazilian tax credits.

Net currency losses: Net currency losses primarily result from the spot/forward premiums on foreign exchange forward contracts, the re-measurement of unhedged foreign currency-denominated assets and liabilities and the mark-to-market impact of economic hedges of anticipated transactions for which we do not qualify for cash flow hedge accounting treatment. In 2004, the majority of the exchange losses of $73 million related to spot/forward premiums on foreign exchange forward contracts as well as the mark-to-market of derivatives economically hedging the cost of future inventory purchases. The increase from 2003 was primarily due to the weakening of the U.S. Dollar against the Euro and the Yen. In 2003, exchange losses of $11 million were due largely to spot/forward premiums on foreign exchange forward contracts and unfavorable currency movements on economic hedges of anticipated transactions not qualifying for hedge accounting treatment. In the first half of 2002, we incurred $57 million of exchange losses, primarily in Brazil and Argentina due to the devaluation of the underlying currencies. In the latter half of 2002, we were able to restore hedging capability in the majority of our key markets. Therefore, the $20 million of currency losses in the second half of 2002 primarily represented the spot/forward premiums on foreign exchange forward contracts and unfavorable currency movements on economic hedges of anticipated transactions not qualifying for hedge accounting treatment.

Legal and regulatory matters: Legal and regulatory matters for 2004 reflect expenses associated with the resolution of various legal matters, none of which was individually material, partially offset by the adjustment of an estimate associated with a previously recorded litigation accrual. See Note 14 to the Consolidated Financial Statements for additional information regarding litigation against the Company. Legal and regulatory matters for 2003 primarily reflects a $239 million provision for litigation relating to the court approved settlement of the Berger v. Retirement Income Guarantee Plan (RIGP) litigation. Legal and regulatory matters for 2002 includes $27 million of expenses related to certain litigation, indemnifications and associated claims, as well as the $10 million penalty incurred in connection with our settlement with the SEC.

Loss (gain) on early extinguishment of debt: In 2003, we recorded a $73 million loss on early extinguishment of debt reflecting the write-off of the remaining unamortized fees associated with the 2002 Credit Facility. The 2002 Credit Facility was repaid upon completion of the June 2003 Recapitalization.

Business divestiture and asset sale losses (gains): Business divestitures and asset sales in all years included miscellaneous land, buildings and equipment sales. The 2004 amount primarily reflects the $38 million gain from the sale of our interest in ScanSoft, gains of $14 million primarily related to the sale of certain excess land and buildings in Europe and Mexico and a $7 million favorable purchase price adjustment associated with a prior year business sale. The 2003 amount primarily included losses related to the sale of XES subsidiaries in France and Germany, which were partially offset by a gain on the sale of our investment in Xerox South Africa.

Income Taxes: The following table summarizes our consolidated income taxes and the related effective tax rate for each respective period ($ in millions):

	Year Ended December 31,
	2004	2003	2002
Pre-tax income	$965	$436	$104
Income taxes	340	134	4
Effective tax rate (1)	35.2%	30.7%	3.8%

(1)	A detailed reconciliation of the consolidated effective tax rate to the U.S. federal statutory income tax rate is included in Note 13.

The 2004 consolidated effective income tax rate of 35.2 percent was comparable to the U.S. federal statutory income tax rate. The effective income tax rate reflects the impact of nondeductible expenses and $20 million of unrecognized tax benefits primarily related to recurring losses in certain jurisdictions where we continue to maintain deferred tax asset valuation allowances. This tax expense was partially offset by tax benefits from other foreign adjustments, including earnings taxed at different rates, tax law changes of $14 million and other items that are individually insignificant.

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

Our consolidated effective income tax rate will change based on discrete events (such as audit settlements) as well as other factors including the geographical mix of income before taxes and the related tax rates in those jurisdictions. We anticipate that our 2005 annual consolidated effective tax rate will approximate 38 percent.

Equity in Net Income of Unconsolidated Affiliates: Equity in net income of unconsolidated affiliates increased $93 million in 2004 as compared to 2003. This account is principally related to our 25 percent share of Fuji Xerox income. As discussed in Note 6 to the Consolidated Financial Statements, equity income for 2004 included $38 million related to our share of a pension settlement gain recorded by Fuji Xerox due to a non-recurring opportunity given to Japanese companies by the Japanese government in accordance with the Japan Welfare Pension Insurance Law. This law allowed Japanese companies to transfer a portion of their pension obligations to the Japanese government. The remainder of the 2004 increase is primarily due to the improved operational performance of Fuji Xerox. Our 2003 equity in net income of $58 million was comparable with the 2002 result of $54 million.

In 2004, we recorded a Gain on sale of ContentGuard relating to the sale of all but 2 percent of our 75 percent ownership interest in ContentGuard. The sale, which is disclosed in Note 18 to the Consolidated Financial Statements, resulted in an after-tax gain of approximately $83 million ($109 million pre-tax).

Recent Accounting Pronouncements: See Note 1 of the Consolidated Financial Statements for a full description of recent accounting pronouncements including the respective dates of adoption and effects on results of operations and financial condition.

Capital Resources and Liquidity

Cash Flow Analysis: The following summarizes our cash flows for each of the three years ended December 31, 2004, as reported in our Consolidated Statements of Cash Flows in the accompanying Consolidated Financial Statements ($ in millions):

	2004	2003	2002
Net cash provided by operating activities	$1,750	$1,879	$1,980
Net cash provided by investing activities	203	49	93
Net cash used in financing activities	(1,293)	(2,470)	(3,292)
Effect of exchange rate changes on cash	81	132	116

Increase (decrease) in cash and cash equivalents	741	(410)	(1,103)
Cash and cash equivalents at beginning of year	2,477	2,887	3,990

Cash and cash equivalents at end of year	$3,218	$2,477	$2,887

Operating: For the year ended December 31, 2004, operating cash flows were $1.8 billion, a decrease of $129 million over the same period in 2003. The decrease primarily results from lower finance receivable reductions of $159 million reflecting the increase in equipment sale revenue in 2004, higher cash usage related to inventory of $100 million to support new product launches and increased tax payments of $46 million due to increased income. In addition, there was lower cash generation from the early termination of interest rate swaps of $62 million. These cash outflows were partially offset by lower pension plan contributions of $263 million.

For the year ended December 31, 2003, operating cash flows were $1.9 billion, a decrease of $101 million over the same period in 2002. The decrease primarily reflects increased pension plan contributions of $534 million, lower finance receivable reductions of $258 million reflecting the increase in equipment sale revenue in 2003 and an increased on-lease equipment investment of $39 million. These items were partially offset by increased pre-tax income of $332 million, lower tax payments of $235 million and increased cash proceeds from the early termination of interest rate swaps of $80 million. The lower tax payments reflect the absence of the $346 million tax payment associated with the 2001 sale of a portion of our ownership interest in Fuji Xerox.

We expect operating cash flows to be between $1.0 billion and $1.5 billion in 2005, as compared to $1.8 billion in 2004. The reduction includes the expected change in finance receivables consistent with expected equipment sales expansion, along with expected on-lease equipment growth as well as the absence of early derivative contract termination cash flow.

Investing: Investing cash flows for the year ended December 31, 2004 of $203 million included $191 million proceeds from the sale of businesses and investments, primarily consisting of $66 million from the ContentGuard sale, $79 million from the ScanSoft sale and $36 million from a preferred stock investment. In addition, $223 million was released from restricted cash during the period primarily related to the renegotiation of certain secured borrowing arrangements and scheduled releases from an escrow account supporting interest payments on our liability to a trust issuing preferred securities. We also received $53 million of proceeds from the sale of certain excess land and buildings. These aggregate proceeds were partially offset by capital and internal use software spending of $252 million. We expect 2005 capital expenditures to approximate $250 million.

Investing cash flows for the year ended December 31, 2003 of $49 million consisted primarily of $235 million released from restricted cash related to former reinsurance obligations associated with our discontinued

operations, $35 million of aggregate cash proceeds from the divestiture of our investment in Xerox South Africa, XES France and Germany and other minor investments, partially offset by capital and internal use software spending of $250 million.

Financing: Cash usage from financing activities for the year ended December 31, 2004 of $1.3 billion included payments of scheduled maturities on Euro and Dollar denominated term debt of $2.1 billion, net payments of other debt totaling $101 million and preferred stock dividends of $83 million. These net payments were partially offset by net proceeds of $750 million from the issuance of the 2011 Senior Notes, net proceeds from secured borrowing activity of $155 million and proceeds from stock options exercises of $73 million.

Cash usage from financing activities for the year ended December 31, 2003 of $2.5 billion included net payments on our 2002 credit facility of $3.5 billion, net payments on term and other debt of $2.0 billion and preferred stock dividends of $57 million. These payments were partially offset by net proceeds from secured borrowing activity of $269 million and the following activity related to the completion of our June 2003 recapitalization plan—net proceeds from the convertible preferred stock offering of $889 million, net proceeds from the common stock offering of $451 million, net proceeds from the 2010 and 2013 Senior Notes of $1.2 billion and net proceeds from the 2003 Credit Facility of $271 million.

Customer Financing Activities and Debt: We provide equipment financing to the majority of our customers. Because the finance leases allow our customers to pay for equipment over time rather than at the date of installation, we maintain a certain level of debt to support our investment in these customer finance leases. We have funded a significant portion of our finance receivables through third-party secured funding arrangements. Under these arrangements, debt is secured by the finance receivables it supports, which eliminates certain significant refinancing, pricing and duration risks associated with our debt. In addition to these third party arrangements, we support our customer finance leasing with cash generated from operations and through capital markets offerings.

During the years ended December 31, 2004 and 2003, we borrowed $2.1 billion and $2.5 billion, respectively, under third-party secured funding arrangements. Approximately 60 percent of our total finance receivable portfolio has been pledged to secure funding at both December 31, 2004 and December 31, 2003. The following table compares finance receivables to financing-related debt as of December 31, 2004 and 2003 ($ in millions):

	December 31, 2004		December 31, 2003
	Finance Receivables, Net	Secured Debt	Finance Receivables, Net	Secured Debt
GE secured loans:
United States	$2,711	$2,486	$2,939	$2,598
Canada	486	426	528	440
United Kingdom	771	685	719	570
Germany	—	—	114	84

Total GE encumbered finance receivables, net	3,968	3,597	4,300	3,692
Merrill Lynch Loan—France	368	287	138	92
Asset-backed notes—France	225	148	429	364
DLL—Netherlands, Spain, and Belgium	436	404	335	277

Total encumbered finance receivables, net (1)	4,997	$4,436	5,202	$4,425

Unencumbered finance receivables, net	3,500		3,611

Total finance receivables, net (2)	$8,497		$8,813

(1)	Encumbered finance receivables represent the book value of finance receivables that secure each of the indicated loans.
(2)	Includes (i) Billed portion of finance receivables, net (ii) Finance receivables, net and (iii) Finance receivables due after one year, net as included in the Consolidated Balance Sheets as of December 31, 2004 and 2003.

As of December 31, 2004 and 2003, debt secured by finance receivables was approximately 44 percent and 40 percent of total debt, respectively. The following represents our aggregate debt maturity schedule as of December 31, 2004 ($ in millions):

	Bonds/ Bank Loans	Secured by Finance Receivables	Total Debt
2005	$1,177	$1,897	$3,074	(1)
2006	36	915	951
2007	528	838	1,366
2008	385	656	1,041
2009	932	27	959
Thereafter	2,630	103	2,733

Total	$5,688	$4,436	$10,124

(1)	Quarterly debt maturities (in millions) for 2005 are $681, $1,500, $421 and $472 for the first, second, third and fourth quarters, respectively.

The following table summarizes our secured and unsecured debt as of December 31, 2004 and 2003 ($ in millions):

	December 31, 2004	December 31, 2003
Term Loan	$300	$300
Debt secured by finance receivables	4,436	4,425
Capital leases	58	29
Debt secured by other assets	235	99

Total Secured Debt	5,029	4,853

Senior Notes	2,936	2,137
Subordinated debt	19	19
Other Debt	2,140	4,157

Total Unsecured Debt	5,095	6,313

Total Debt	$10,124	$11,166

Liquidity: We manage our worldwide liquidity using internal cash management practices, which are subject to (1) the statutes, regulations and practices of each of the local jurisdictions in which we operate, (2) the legal requirements of the agreements to which we are a party and (3) the policies and cooperation of the financial institutions we utilize to maintain and provide cash management services.

With $3.2 billion of cash and cash equivalents on hand at December 31, 2004, borrowing capacity under our 2003 Credit Facility of $700 million (less $15 million utilized for letters of credit) and funding available through our secured funding programs, we believe our liquidity (including operating and other cash flows that we expect to generate) will be sufficient to meet operating cash flow requirements as they occur and to satisfy all scheduled debt maturities for at least the next twelve months. Our ability to maintain positive liquidity going forward depends on our ability to continue to generate cash from operations and access to the financial markets, both of which are subject to general economic, financial, competitive, legislative, regulatory and other market factors that are beyond our control. As of December 31, 2004, we had an active shelf registration statement with $1.75 billion of capacity that enables us to access the market on an opportunistic basis and offer both debt and equity securities.

Credit Facility: The 2003 Credit Facility consists of a $300 million term loan and a $700 million revolving credit facility which includes a $200 million sub-facility for letters of credit. Xerox Corporation is the only borrower of the term loan. The revolving credit facility is available, without sub-limit, to Xerox Corporation and certain of its foreign subsidiaries, including Xerox Canada Capital Limited, Xerox Capital (Europe) plc and other qualified foreign subsidiaries (excluding Xerox Corporation, the “Overseas Borrowers”). The 2003 Credit Facility matures on September 30, 2008. As of December 31, 2004, the $300 million term loan and $15 million of letters of credit were outstanding and there were no outstanding borrowings under the revolving credit facility. Since inception of the 2003 Credit Facility in June 2003, there have been no borrowings under the revolving credit facility.

The term loan and the revolving loans each bear interest at LIBOR plus a spread that varies between 1.75 percent and 3 percent or, at our election, at a base rate plus a spread that depends on the then-current leverage ratio, as defined, in the 2003 Credit Facility. This rate was 3.92 percent at December 31, 2004.

The 2003 Credit Facility contains affirmative and negative covenants as well as financial maintenance covenants. Subject to certain exceptions, we cannot pay cash dividends on our common stock during the facility term, although we can pay cash dividends on our preferred stock provided there is then no event of default. In addition to other defaults customary for facilities of this type, defaults on other debt, or bankruptcy, of Xerox, or certain of our subsidiaries, and a change in control of Xerox, would constitute events of default. At December 31, 2004, we were in compliance with the covenants of the 2003 Credit Facility and we expect to remain in compliance for at least the next twelve months.

Other Financing Activity

Financing Business: We currently fund our customer financing activity through third-party funding arrangements, cash generated from operations, cash on hand, capital markets offerings and securitizations. In the United States, Canada, the U.K., and France, we are currently funding a significant portion of our customer financing activity through secured borrowing arrangements with GE and Merrill Lynch. In The Netherlands, Spain and Belgium, we utilize a consolidated joint venture relationship with De Lage Landen International BV (“DLL”), whereby the joint venture, funded by DLL’s parent, became our primary equipment financing partner for new lease originations in those countries. We also have arrangements in Italy, the Nordic countries, Brazil and Mexico in which third party financial institutions originate lease contracts directly with our customers. In these transactions, we sell and transfer title to the equipment to these financial institutions and generally have no continuing ownership rights in the equipment subsequent to its sale. Several of the more significant customer financing arrangements are discussed below. See Note 3 to the Consolidated Financial Statements for a more detailed discussion of our customer financing arrangements.

Secured Borrowing Arrangements: In October 2002, we finalized an eight-year Loan Agreement with General Electric Capital Corporation (“GECC”). The Loan Agreement provides for a series of monthly secured loans up to $5 billion outstanding at any time ($2.5 billion outstanding at December 31, 2004). The $5 billion limit may be increased to $8 billion subject to agreement between the parties. Additionally, the agreement contains mutually agreed renewal options for successive two-year periods. The Loan Agreement, as well as separate loan agreements with GE in the U.K. and Canada that have similar terms, incorporates the financial maintenance covenants contained in the 2003 Credit Facility and contains other affirmative and negative covenants.

Under the Loan Agreement, we expect GECC to fund a significant portion of new U.S. lease originations at over-collateralization rates, which vary over time, but are expected to approximate 10 percent at the inception of each funding. The secured loans are subject to interest rates calculated at each monthly loan occurrence at yield rates consistent with average rates for similar market based transactions. The funds received under this agreement are recorded as secured borrowings and the associated finance receivables are included in our Consolidated Balance Sheet. GECC’s commitment to fund under this agreement is not subject to our credit ratings.

France Secured Borrowings: In July 2003, we securitized receivables of $443 million, previously funded under a 364-day warehouse financing facility established in December 2002 with subsidiaries of Merrill Lynch, with a three-year public secured financing arrangement. In addition, we established a new warehouse financing facility to fund future lease originations in France. This facility can provide funding for new lease originations up to €350 million (U.S. $477 million), outstanding at any time, and balances may be securitized through a similar public offering within two years.

The Netherlands Secured Borrowings: Beginning in the second half of 2002, we received a series of fundings through our consolidated joint venture with DLL from DLL’s parent, De Lage Landen Ireland Company. The fundings are secured by our lease receivables in The Netherlands which were transferred to the DLL joint venture. In addition, the DLL joint venture also became our primary equipment financing provider in the Netherlands for all new lease originations. In the fourth quarter of 2003, the DLL joint venture expanded its operations to include Spain and Belgium.

Loan Covenants and Compliance: At December 31, 2004, we were in full compliance with the covenants and other provisions of the 2003 Credit Facility, the senior notes and the Loan Agreement and expect to remain in full compliance for at least the next twelve months. Any failure to be in compliance with any material provision or covenant of the 2003 Credit Facility or the senior notes could have a material adverse effect on our liquidity and operations. Failure to be in compliance with the covenants in the Loan Agreement, including the financial maintenance covenants incorporated from the 2003 Credit Facility, would result in an event of termination under the Loan Agreement and in such case GECC would not be required to make further loans to us. If GECC were to make no further loans to us and assuming a similar facility was not established, it would materially adversely affect our liquidity and our ability to fund our customers’ purchases of our equipment and this could materially adversely affect our results of operations. We have the right at any time to prepay without penalty any loans outstanding under or terminate the 2003 Credit Facility.

Capital Markets Offerings and Other: In August 2004, we issued $500 million aggregate principal amount of Senior Notes due 2011 at par value and, in September 2004, we issued an additional $250 million aggregate principal amount Senior Notes due 2011 at 104.25 percent of par. These notes, which are discussed further in Note 9 to the Consolidated Financial Statements, form a single series of debt. Interest on the Senior Notes accrues at the annual rate of 6.875 percent and, as a result of the premium we received on the second issuance of Senior Notes, have a weighted average effective interest rate of 6.6 percent. The weighted average effective interest rate associated with the Senior Notes reflects our recently improved liquidity and ability to access the capital markets on more favorable terms.

In December 2004, we completed the redemption of our liability to the Xerox trust issuing trust preferred securities. In lieu of cash redemption, holders of substantially all of the securities converted $1.0 billion aggregate principal amount of securities into 113 million shares of our common stock. As a result of this conversion and redemption, there is no remaining outstanding principal. This redemption, which had no impact on diluted earnings per share, is discussed further in Note 10 to the Consolidated Financial Statements.

Credit Ratings: Our credit ratings as of February 21, 2005 were as follows:

	Senior Unsecured Debt	Outlook	Comments
Moody’s (1) (2)	Ba2	Stable	The Moody’s rating was upgraded from B1 in August 2004.
S&P	B+	Stable	The S&P rating on Senior Secured Debt is BB-. The outlook was upgraded to stable in January 2005.
Fitch	BB	Positive	The Fitch rating was upgraded to a positive outlook in February 2005.

(1)	In December 2003, Moody’s assigned to Xerox a first time SGL-1 rating. This rating was affirmed in August 2004.
(2)	In August 2004, Moody’s upgraded the long-term senior unsecured debt rating of Xerox from B1 to Ba2, a two notch upgrade. The corporate rating was upgraded to Ba1 and the outlook is stable.

Both our ability to obtain financing and the related cost of borrowing are affected by our credit ratings, which are periodically reviewed by the major rating agencies. Our current credit ratings are below investment grade and we expect our access to the public debt markets to be limited to the non-investment grade segment until our ratings have been restored.

Contractual Cash Obligations and Other Commercial Commitments and Contingencies: At December 31, 2004, we had the following contractual cash obligations and other commercial commitments and contingencies ($ in millions):

	Year 1	Years 2-3		Years 4-5		Thereafter
	2005	2006	2007	2008	2009
Long-term debt, including capital lease obligations [1]	$3,074	$951	$1,366	$1,041	$959	$2,733
Minimum operating lease commitments [2]	222	181	143	109	94	256
Liabilities to subsidiary trusts issuing preferred securities [3]	—	88	—	—	—	629

Total contractual cash obligations [4]	$3,296	$1,220	$1,509	$1,150	$1,053	$3,618

[1]	Refer to Note 9 to our Consolidated Financial Statements for interest payments by us as well as for additional information related to long-term debt (amounts above include principal portion only).
[2]	Refer to Note 5 to our Consolidated Financial Statements for additional information related to minimum operating lease commitments.
[3]	Refer to Note 10 to our Consolidated Financial Statements for interest payments by us as well as for additional information related to liabilities to subsidiary trusts issuing preferred securities (amounts above include principal portion only).
[4]	Certain long-term liabilities reflected on our balance sheet, such as unearned income, are not presented in this table because they do not require cash settlement in the future.

Other Commercial Commitments and Contingencies:

Pension and Other Post-Retirement Benefit Plans: We sponsor pension and other post-retirement benefit plans that require periodic cash contributions. Our 2004 cash fundings for these plans were $409 million for pensions and $104 million for other post-retirement plans. Our anticipated cash fundings for 2005 are $114 million for pensions and $128 million for other post-retirement plans. Cash contribution requirements for our domestic tax qualified pension plans are governed by the Employment Retirement Income Security Act (ERISA) and the Internal Revenue Code. Cash contribution requirements for our international plans are subject to the applicable regulations in each country. The expected contributions for pensions for 2005 include no expected contributions to the domestic tax qualified plans because these plans have already exceeded the ERISA minimum funding requirements for the plans’ 2004 plan year due to funding of approximately $210 million in 2004. Our post-retirement plans are non-funded and are almost entirely related to domestic operations. Cash contributions are made each year to cover medical claims costs incurred in that year.

Flextronics: In 2001, we outsourced certain manufacturing activities to Flextronics under a five-year agreement. During 2004, we purchased $874 million of products from Flextronics. We anticipate that we will purchase approximately $920 million of products from Flextronics during 2005 and expect this level to be commensurate with our sales in the future.

Fuji Xerox: We had product purchases from Fuji Xerox totaling $1.1 billion, $871 million, and $727 million in 2004, 2003 and 2002, respectively. Our purchase commitments with Fuji Xerox are in the normal course of business and typically have a lead time of three months. We anticipate that we will purchase approximately $1.2 billion of products from Fuji Xerox in 2005. Related party transactions with Fuji Xerox are disclosed in Note 6 to the Consolidated Financial Statements.

Other Purchase Commitments: We enter into other purchase commitments with vendors in the ordinary course of business. Our policy with respect to all purchase commitments is to record losses, if any, when they are probable and reasonably estimable. We currently do not have, nor do we anticipate, material loss contracts.

EDS Contract: We have an information management contract with Electronic Data Systems Corp. (“EDS”) to provide services to us for global mainframe system processing, application maintenance and support, desktop services and helpdesk support, voice and data network management, and server management. On July 1, 2004, we extended the original ten-year contract through June 30, 2009. Although there are no minimum payments required under the contract, we anticipate making the following payments to EDS over the next five years (in millions): 2005—$319; 2006—$309; 2007—$298; 2008—$290; 2009—$141 (for six months). Each framework has a process for estimating projected volumes. Pricing for the services (which are comprised of global mainframe system processing, application maintenance and enhancements, desktop services and help desk support, voice and data management) were established when the contract was signed in 1994 based on our actual costs in preceding years. Prices were renegotiated for the period from July 1, 2004 to July 1, 2009 and, in most cases, are subject to annual revision based upon inflation indices. After July 1, 2006, we can terminate the current contract for convenience with six months notice, as defined in the contract, with no termination fee and with payment to EDS for costs incurred as of the termination date. Should we terminate the contract for convenience, we have an option to purchase the assets placed in service under the EDS contract.

Off-Balance Sheet Arrangements

Although we generally do not utilize off-balance sheet arrangements in our operations, we enter into operating leases in the normal course of business. The nature of these lease arrangements is discussed in Note 5 to the Consolidated Financial Statements. Additionally, we utilize special purpose entities (“SPEs”) in conjunction with certain financing transactions. The SPEs utilized in conjunction with these transactions are consolidated in our financial statements in accordance with applicable accounting standards. These transactions, which are discussed further in Note 3 to the Consolidated Financial Statements, have been accounted for as secured borrowings with the debt and related assets remaining on our balance sheets. Although the obligations related to these transactions are included in our balance sheet, recourse is generally limited to the secured assets and no other assets of the Company.

Financial Risk Management

We are exposed to market risk from foreign currency exchange rates and interest rates, which could affect operating results, financial position and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. These derivative financial instruments are utilized to hedge economic exposures as well as reduce earnings and cash flow volatility resulting from shifts in market rates. As permitted, certain of these derivative contracts have been designated for hedge accounting treatment under SFAS No. 133. However, certain of these instruments do not qualify for hedge accounting treatment and, accordingly, our results of operations are exposed to some level of volatility. The level of volatility will vary with the type and amount of derivative hedges outstanding, as well as fluctuations in the currency and interest rate market during the period.

We enter into limited types of derivative contracts, including interest rate and cross currency interest rate swap agreements, foreign currency spot, forward and swap contracts, purchased foreign currency options and interest rate collars to manage interest rate and foreign currency exposures. Our primary foreign currency market exposures include the Japanese yen, Euro, British pound sterling, Brazilian real and Canadian dollar. The fair market values of all our derivative contracts change with fluctuations in interest rates and/or currency rates and are designed so that any changes in their values are offset by changes in the values of the underlying exposures. Derivative financial instruments are held solely as risk management tools and not for trading or speculative purposes.

By their nature, all derivative instruments involve, to varying degrees, elements of market and credit risk not recognized in our financial statements. The market risk associated with these instruments resulting from currency exchange and interest rate movements is expected to offset the market risk of the underlying transactions, assets and liabilities being hedged. We do not believe there is significant risk of loss in the event of non-performance by the counterparties associated with these instruments because these transactions are executed with a diversified group of major financial institutions. Further, our policy is to deal with counterparties having a minimum investment-grade or better credit rating. Credit risk is managed through the continuous monitoring of exposures to such counterparties.

Some of our derivative and other material contracts at December 31, 2004 require us to post cash collateral or maintain minimum cash balances in escrow. These cash amounts are reported in our Consolidated Balance Sheets within Other current assets or other long-term assets, depending on when the cash will be contractually released, as presented in Note 1 to the Consolidated Financial Statements.

Assuming a 10 percent appreciation or depreciation in foreign currency exchange rates from the quoted foreign currency exchange rates at December 31, 2004, the potential change in the fair value of foreign currency-denominated assets and liabilities in each entity would not be significant because all material currency asset and liability exposures were economically hedged as of December 31, 2004. A 10 percent appreciation or depreciation of the U.S. Dollar against all currencies from the quoted foreign currency exchange rates at December 31, 2004 would have a $496 million impact on our Cumulative Translation Adjustment portion of equity. The amount permanently invested in foreign subsidiaries and affiliates, primarily Xerox Limited, Fuji Xerox and Xerox do Brasil, and translated into dollars using the year-end exchange rates, was $5.0 billion at December 31, 2004, net of foreign currency-denominated liabilities designated as a hedge of our net investment.

Interest Rate Risk Management: The consolidated weighted-average interest rates related to our debt and liabilities to subsidiary trusts issuing preferred securities for 2004, 2003 and 2002 approximated 5.8 percent, 6.0 percent, and 5.0 percent, respectively. Interest expense includes the impact of our interest rate derivatives.

Virtually all customer-financing assets earn fixed rates of interest. As discussed above, a significant portion of those assets has been pledged to secure financing loan arrangements and the interest rates on a significant portion of those loans are fixed. If we implement additional financing arrangements, the proportion of our financing assets which is match-funded against related secured debt may increase.

As of December 31, 2004, approximately $3.2 billion of our debt bears interest at variable rates, including the effect of pay-variable interest rate swaps we are utilizing to reduce the effective interest rate on our debt.

The fair market values of our fixed-rate financial instruments are sensitive to changes in interest rates. At December 31, 2004, a 10 percent change in market interest rates would change the fair values of such financial instruments by approximately $378 million.

Forward-Looking Cautionary Statements

This Annual Report contains forward-looking statements and information relating to Xerox that are based on our beliefs, as well as assumptions made by and information currently available to us. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. Actual results could differ materially from those projected in such forward-looking statements. Information concerning certain factors that could cause actual results to differ materially is included in our 2004 Annual Report on Form 10-K filed with the SEC. We do not intend to update these forward-looking statements.

XEROX CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
(in millions, except per-share data)	2004	2003	2002
Revenues
Sales	$7,259	$6,970	$6,752
Service, outsourcing and rentals	7,529	7,734	8,097
Finance income	934	997	1,000

Total Revenues	15,722	15,701	15,849

Costs and Expenses
Cost of sales	4,688	4,436	4,233
Cost of service, outsourcing and rentals	4,306	4,311	4,494
Equipment financing interest	345	362	401
Research and development expenses	760	868	917
Selling, administrative and general expenses	4,203	4,249	4,437
Restructuring and asset impairment charges	86	176	670
Gain on affiliate’s sale of stock	—	(13)	—
Other expenses, net	369	876	593

Total Costs and Expenses	14,757	15,265	15,745

Income from Continuing Operations before Income Taxes, Equity Income and Cumulative Effect of Change in Accounting Principle	965	436	104
Income taxes	340	134	4
Equity in net income of unconsolidated affiliates	151	58	54

Income from Continuing Operations before Cumulative Effect of Change in Accounting Principle	776	360	154
Gain on sale of ContentGuard, net of income taxes of $26	83	—	—

Income before Cumulative Effect of Change in Accounting Principle	859	360	154
Cumulative effect of change in accounting principle	—	—	(63)

Net Income	859	360	91
Less: Preferred stock dividends, net	(73)	(71)	(73)

Income available to common shareholders	$786	$289	$18

Basic Earnings per Share
Income from Continuing Operations before Cumulative Effect of Change in Accounting Principle	$0.84	$0.38	$0.11
Net Earnings per Share	$0.94	$0.38	$0.02
Diluted Earnings per Share
Income from Continuing Operations before Cumulative Effect of Change in Accounting Principle	$0.78	$0.36	$0.10
Net Earnings per Share	$0.86	$0.36	$0.02

The accompanying notes are an integral part of the Consolidated Financial Statements.

XEROX CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,
(in millions)	2004	2003
Assets
Cash and cash equivalents	$3,218	$2,477
Accounts receivable, net	2,076	2,159
Billed portion of finance receivables, net	377	461
Finance receivables, net	2,932	2,981
Inventories	1,143	1,152
Other current assets	1,182	1,105

Total Current Assets	10,928	10,335
Finance receivables due after one year, net	5,188	5,371
Equipment on operating leases, net	398	364
Land, buildings and equipment, net	1,759	1,827
Investments in affiliates, at equity	845	644
Intangible assets, net	297	325
Goodwill	1,848	1,722
Deferred tax assets, long-term	1,521	1,526
Other long-term assets	2,100	2,477

Total Assets	$24,884	$24,591

Liabilities and Equity
Short-term debt and current portion of long-term debt	$3,074	$4,236
Accounts payable	1,037	1,010
Accrued compensation and benefits costs	637	632
Unearned income	243	251
Other current liabilities	1,309	1,540

Total Current Liabilities	6,300	7,669
Long-term debt	7,050	6,930
Liabilities to subsidiary trusts issuing preferred securities	717	1,809
Pension and other benefit liabilities	1,189	1,058
Post-retirement medical benefits	1,180	1,168
Other long-term liabilities	1,315	1,278

Total Liabilities	17,751	19,912
Series B convertible preferred stock	—	499
Series C mandatory convertible preferred stock	889	889
Common stock, including additional paid-in capital	4,881	3,239
Retained earnings	2,101	1,315
Accumulated other comprehensive loss	(738)	(1,263)

Total Liabilities and Equity	$24,884	$24,591

Shares of common stock issued and outstanding were (in thousands) 955,997 and 793,884 at December 31, 2004 and 2003, respectively.

The accompanying notes are an integral part of the Consolidated Financial Statements.

XEROX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(in millions)	2004	2003	2002
Cash Flows from Operating Activities
Net income	$859	$360	$91
Adjustments required to reconcile net income to cash flows from operating activities:
Depreciation and amortization	686	748	1,035
Provisions for receivables and inventory	159	302	468
Deferred tax expense (benefit)	155	(70)	(178)
Net gains on sales of businesses, assets and affiliate’s sale of stock	(61)	(1)	(1)
Undistributed equity in net income of unconsolidated affiliates	(89)	(37)	(23)
Loss (gain) on early extinguishment of debt	—	73	(1)
Gain on sale of ContentGuard	(83)	—	—
Impairment of goodwill	—	—	63
Restructuring and other charges	86	176	670
Cash payments for restructurings	(187)	(345)	(392)
Contributions to pension benefit plans	(409)	(672)	(138)
Early termination of derivative contracts	74	136	56
(Increase) decrease in inventories	(38)	62	16
Increase in on-lease equipment	(234)	(166)	(127)
Decrease in finance receivables	337	496	754
Decrease (increase) in accounts receivable and billed portion of finance receivables	224	164	(266)
Increase in accounts payable and accrued benefits	333	408	398
Net change in income tax assets and liabilities	(68)	(3)	(260)
Decrease in other current and long-term liabilities	(79)	(37)	(177)
Other, net	85	285	(8)

Net cash provided by operating activities	1,750	1,879	1,980

Cash Flows from Investing Activities
Cost of additions to land, buildings and equipment	(204)	(197)	(146)
Proceeds from sales of land, buildings and equipment	53	10	19
Cost of additions to internal use software	(48)	(53)	(50)
Proceeds from divestitures and investments, net	191	35	340
Acquisitions, net of cash acquired	(12)	—	—
Net change in escrow and other restricted investments	223	254	(63)
Other, net	—	—	(7)

Net cash provided by investing activities	203	49	93

Cash Flows from Financing Activities
Cash proceeds from new secured financings	2,061	2,450	3,055
Debt payments on secured financings	(1,906)	(2,181)	(1,662)
Net cash payments on debt	(1,422)	(4,044)	(4,619)
Proceeds from issuance of mandatorily redeemable preferred stock	—	889	—
Preferred stock dividends	(83)	(57)	(67)
Proceeds from issuances of common stock	73	477	4
Dividends to minority shareholders	(16)	(4)	(3)

Net cash used in financing activities	(1,293)	(2,470)	(3,292)

Effect of exchange rate changes on cash and cash equivalents	81	132	116

Increase (decrease) in cash and cash equivalents	741	(410)	(1,103)
Cash and cash equivalents at beginning of year	2,477	2,887	3,990

Cash and cash equivalents at end of year	$3,218	$2,477	$2,887

The accompanying notes are an integral part of the Consolidated Financial Statements.

XEROX CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS’ EQUITY

(In millions, except share data)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss (1)	Total
Balance at December 31, 2001	722,314	$724	$1,898	$1,008	$(1,833)	$1,797

Net income				91		91
Translation adjustments (2)					234	234
Minimum pension liability, net of tax					(279)	(279)
Unrealized gain on securities, net of tax					1	1
Unrealized gains on cash flow hedges, net of tax					6	6

Comprehensive income						$53

Stock option and incentive plans, net	2,385	2	10			12
Convertible securities	7,118	7	48			55
Series B convertible preferred stock dividends ($10.94 per share), net of tax				(73)		(73)
Equity for debt exchanges	6,412	6	45			51
Other	44	(1)		(1)		(2)

Balance at December 31, 2002	738,273	$738	$2,001	$1,025	$(1,871)	$1,893

Net income				360		360
Translation adjustments					547	547
Minimum pension liability, net of tax					42	42
Unrealized gain on securities, net of tax					17	17
Unrealized gains on cash flow hedges, net of tax					2	2

Comprehensive income						$968

Stock option and incentive plans, net	9,530	9	41			50
Common stock offering	46,000	46	405			451
Series B convertible preferred stock dividends ($6.25 per share), net of tax				(41)		(41)
Series C mandatory convertible preferred stock dividends ($3.23 per share)				(30)		(30)
Other	81	1	(2)	1		—

Balance at December 31, 2003	793,884	$794	$2,445	$1,315	$(1,263)	$3,291

Net income				859		859
Translation adjustments					453	453
Minimum pension liability, net of tax					86	86
Unrealized gain on securities, net of tax					2	2
Realized gain on securities, net of tax					(18)	(18)
Unrealized gains on cash flow hedges, net of tax					2	2

Comprehensive income						$1,384

Stock option and incentive plans, net	11,433	11	111			122
Series B convertible preferred stock conversion	37,040	37	446			483
Series B convertible preferred stock dividends ($2.54 per share)				(15)		(15)
Series C mandatory convertible preferred stock dividends ($6.25 per share)				(58)		(58)
Conversion of Liability to Capital Trust II (Note 10)	113,415	113	922			1,035
Other	225	1	1			2

Balance at December 31, 2004	955,997	$956	$3,925	$2,101	$(738)	$6,244

(1)	As of December 31, 2004, Accumulated Other Comprehensive Loss is composed of cumulative translation adjustments of $(524), unrealized gain on securities of $1, minimum pension liabilities of $(218) and cash flow hedging gains of $3.
(2)	Includes reclassification adjustments for foreign currency translation losses of $59, that were realized in 2002 due to the sale of businesses. These amounts were included in accumulated other comprehensive loss in prior periods as unrealized losses. Refer to Note 18 for further discussion.

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

Description of Business and Basis of Presentation: We are a technology and services enterprise and a leader in the global document market, developing, manufacturing, marketing, servicing and financing a complete range of document equipment, solutions and services.

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

We consolidate variable interest entities if we are deemed to be the primary beneficiary of the entity. Operating results for variable interest entities in which we are determined to be the primary beneficiary are included in the Consolidated Statements of Income from the date such determination is made.

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

Income from Continuing Operations before Income Taxes, Equity Income and Cumulative Effect of Change in Accounting Principle: Throughout the Notes to the Consolidated Financial Statements, we refer to the effects of certain changes in estimates and other adjustments on Income from Continuing Operations before Income Taxes, Equity Income and Cumulative Effect of Change in Accounting Principle. For convenience and ease of reference, that caption in our Consolidated Statements of Income is hereafter referred to as “pre-tax income.”

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

The following table summarizes certain of the more significant charges that require management estimates:

	Year ended December 31,
	2004	2003	2002
Restructuring provisions and asset impairments	$86	$176	$670
Amortization and impairment of goodwill and intangible assets	38	36	99
Provisions for receivables	86	224	353
Provisions for obsolete and excess inventory	73	78	115
Depreciation and obsolescence of equipment on operating leases	210	271	408
Depreciation of buildings and equipment	305	299	341
Amortization of capitalized software	134	143	249
Pension benefits—net periodic benefit cost	350	364	168
Other post-retirement benefits—net periodic benefit cost	111	108	120
Deferred tax asset valuation allowance provisions	12	(16)	15

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

New Accounting Standards and Accounting Changes

Stock-Based Compensation: In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“FAS 123R”), an amendment of FAS No. 123, “Accounting for Stock-Based Compensation.” FAS 123R eliminates the ability to account for share-based payments using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and instead requires companies to recognize compensation expense using a fair-value based method for costs related to share-based payments including stock options and employee stock purchase plans. The expense will be measured as the fair value of the award at its grant date based on the estimated number of awards that are expected to vest, and recorded over the applicable service period. In the absence of an observable market price for a share-based award, the fair value would be based upon a valuation methodology that takes into consideration various factors, including the exercise price of the award, the expected term of the award, the current price of the underlying shares, the expected volatility of the underlying share price, the expected dividends on the underlying shares and the risk-free interest rate. The requirements of FAS 123R are effective for our third quarter beginning July 1, 2005 and apply to all awards granted, modified or cancelled after that date.

The standard also provides for different transition methods for past award grants, including the restatement of prior period results. We have elected to apply the modified prospective transition method to all past awards outstanding and unvested as of the effective date of July 1, 2005 and will recognize the associated expense over the remaining vesting period based on the fair values previously determined and disclosed as part of our pro-forma disclosures. We will not restate the results of prior periods. Prior to the effective date of FAS 123R, we will continue to provide the pro-forma disclosures for past award grants as required under FAS 123 and as shown below.

In January 2005, we implemented changes in our stock-based compensation programs designed to help us continue to attract and retain the best employees, and to better align employee interests with those of our shareholders. In 2005, we began granting employees restricted stock awards with time and performance based

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

restrictions in lieu of stock options. The time-based restricted stock awards offer employees the opportunity to earn shares of our stock over time, rather than options that give employees the right to purchase stock at a set price. The performance-based restricted stock awards are a form of stock award in which the number of shares ultimately received depends on our performance against certain specified and predetermined financial performance targets.

The issuance of FAS 123R is expected to result in stock option-based compensation expense in 2005 of approximately $28 ($17 after-tax or $0.02 per diluted share). The effect of the changes in our stock-based compensation program is not expected to be material in 2005.

Inventory: In November 2004, the FASB issued FAS 151, “Inventory Costs, an amendment of ARB 43, Chapter 4” (“FAS 151”). This statement amends previous guidance as it relates to inventory valuation to clarify that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be recorded as current-period charges. The effective date of FAS 151 is January 1, 2006. Since the guidance in FAS 151 reflects our current practices, we do not expect there to be any impact on our results of operations, financial position or liquidity.

Goodwill and Other Intangible Assets: Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” whereby goodwill was no longer to be amortized, but instead is to be tested for impairment annually or more frequently if an event or circumstance indicates that an impairment loss may have been incurred. We estimate fair value by considering a number of factors including assessing operating results, business plans, economic projections, anticipated future cash flows and market data. In 2002, we recorded an impairment charge of $63 as a cumulative effect of change in accounting principle in the accompanying Consolidated Statements of Income.

The following table presents the changes in the carrying amount of goodwill, by operating segment, for the three years ended December 31, 2004:

	Production	Office	DMO	Other	Total
Balance at January 1, 2002	$605	$710	$70	$121	$1,506
Foreign currency translation adjustment	82	55	(3)	—	134
Impairment Charge	—	—	(63)	—	(63)
Divestitures and other	(4)	(5)	(4)	—	(13)

Balance at December 31, 2002	$683	$760	$—	$121	$1,564
Foreign currency translation adjustment	88	67	—	3	158

Balance at December 31, 2003	771	827	—	124	1,722
Foreign currency translation adjustment	77	54	—	1	132
Other	—	—	—	(6)	(6)

Balance at December 31, 2004	$848	$881	$—	$119	$1,848

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Intangible assets primarily relate to the Office operating segment. Intangible assets were comprised of the following as of December 31, 2004 and 2003:

	Weighted	As of December 31, 2004:			As of December 31, 2003:
	Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Installed customer base	17 years	$218	$58	$160	$209	$45	$164
Distribution network	25 years	123	25	98	123	20	103
Existing technology	7 years	105	74	31	103	56	47
Licensed technology (1)	7 years	28	1	27	—	—	—
Trademarks	7 years	23	15	8	23	12	11

		$497	$173	$324	$458	$133	$325

(1)	Licensed technology is included in Other long-term assets in the Consolidated Balance Sheet at December 31, 2004.

Amortization expense related to intangible assets was $38, $36, and $36 for the years ended December 31, 2004, 2003 and 2002, respectively, and is expected to approximate $41 annually through 2009. Amortization expense is primarily recorded in Other expenses, net, with the exception of amortization expense associated with licensed technology, which is recorded in Cost of sales and Cost of service, outsourcing and rentals, as appropriate.

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

Service: Service revenues are derived primarily from maintenance contracts on our equipment sold to customers and are recognized over the term of the contracts. A substantial portion of our products are sold with full service maintenance agreements for which the customer typically pays a base service fee plus a variable amount based on usage. As a consequence, other than the product warranty obligations associated with certain of our low end products in the Office segment, we do not have any significant product warranty obligations, including any obligations under customer satisfaction programs. Revenues associated with professional and value-added services are generally recognized as services are performed.

Supplies: Supplies revenue generally is recognized upon shipment or utilization by customer in accordance with sales terms.

Revenue Recognition Under Bundled Arrangements: We sell most of our products and services under bundled lease arrangements, which typically include equipment, service, supplies and financing components for

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

which the customer pays a single negotiated fixed minimum monthly payment for all elements over the contractual lease term. These arrangements typically also include an incremental, variable component for page volumes in excess of contractual page volume minimums, which are often expressed in terms of price per page. The fixed minimum monthly payments are multiplied by the number of months in the contract term to arrive at the total fixed minimum payments that the customer is obligated to make (“fixed payments”) over the lease term. The payments associated with page volumes in excess of the minimums are contingent on whether or not such minimums are exceeded (“contingent payments”). The minimum contractual committed page volumes are typically negotiated to equal the customer’s estimated page volume at lease inception. In applying our lease accounting methodology, we consider the fixed payments for purposes of allocating to the relative fair value elements of the contract. We do not consider the contingent payments for purposes of allocating to the elements of the contract or recognizing revenue on the sale of the equipment, given the inherent uncertainties as to whether such amounts will ever be realized. Contingent payments are recognized as revenue in the period when the customer exceeds the minimum copy volumes specified in the contract.

Revenues under bundled arrangements are allocated considering the relative fair values of the lease and non-lease deliverables included in the bundled arrangement based upon the estimated relative fair values of each element. Lease deliverables include maintenance and executory costs, equipment and financing, while non-lease deliverables generally consist of the supplies and non-maintenance services. Our revenue allocation for the lease deliverables begins by allocating revenues to the maintenance and executory costs plus profit thereon. The remaining amounts are allocated to the equipment and financing elements. We perform extensive analyses of available verifiable objective evidence of equipment fair value based on cash selling prices during the applicable period. The cash selling prices are compared to the range of values included in our lease accounting systems. The range of cash selling prices must be reasonably consistent with the lease selling prices, taking into account residual values that accrue to our benefit, in order for us to determine that such lease prices are indicative of fair value. Our pricing interest rates, which are used to determine customer lease payments, are developed based upon a variety of factors including local prevailing rates in the marketplace and the customer’s credit history, industry and credit class. Effective in 2004, our pricing rates are reassessed quarterly based on changes in local prevailing rates in the marketplace and are adjusted to the extent such rates vary by twenty-five basis points or more, cumulatively, from the last rate in effect. The pricing interest rates generally equal the implicit rates within the leases, as corroborated by our comparisons of cash to lease selling prices.

Revenue Recognition for Leases: Our accounting for leases involves specific determinations under SFAS No. 13, which often involve complex provisions and significant judgments. The two primary criteria of SFAS No. 13 which we use to classify transactions as sales-type or operating leases are (1) a review of the lease term to determine if it is equal to or greater than 75 percent of the economic life of the equipment and (2) a review of the present value of the minimum lease payments to determine if they are equal to or greater than 90 percent of the fair market value of the equipment at the inception of the lease. Our sales-type lease portfolios contain only normal credit and collection risks and have no important uncertainties with respect to future costs. Our leases in our Latin America operations have historically been recorded as operating leases given the cancellability of the contract or because the recoverability of the lease investment is deemed not to be predictable at lease inception.

The critical elements that we consider with respect to our lease accounting are the determination of the economic life and the fair value of equipment, including the residual value. For purposes of determining the economic life, we consider the most objective measure to be the original contract term, since most equipment is returned by lessees at or near the end of the contracted term. The economic life of most of our products is five years since this represents the most frequent contractual lease term for our principal products and only a small percentage of our leases have original terms longer than five years. There is no significant after-market for our used equipment. We believe that five years is representative of the period during which the equipment is

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

expected to be economically usable, with normal service, for the purpose for which it is intended. We continually evaluate the economic life of both existing and newly introduced products for purposes of this determination. Residual values are established at lease inception using estimates of fair value at the end of the lease term. Our residual values are established with due consideration to forecasted supply and demand for our various products, product retirement and future product launch plans, end of lease customer behavior, remanufacturing strategies, competition and technological changes.

The vast majority of our leases that qualify as sales-type are non-cancelable and include cancellation penalties approximately equal to the full value of the lease receivables. A portion of our business involves sales to governmental units. Governmental units are those entities that have statutorily defined funding or annual budgets that are determined by their legislative bodies. Certain of our governmental contracts may have cancellation provisions or renewal clauses that are required by law, such as 1) those dependant on fiscal funding outside of a governmental unit’s control, 2) those that can be cancelled if deemed in the best interest of the governmental unit’s taxpayers or 3) those that must be renewed each fiscal year, given limitations that may exist on entering into multi-year contracts that are imposed by statute. In these circumstances, we carefully evaluate these contracts to assess whether cancellation is remote because of the existence of substantive economic penalties upon cancellation or whether the renewal is reasonably assured due to the existence of a bargain renewal option. The evaluation of a lease agreement with a renewal option includes an assessment as to whether the renewal is reasonably assured based on the intent of such governmental unit and pricing terms as compared to those of short-term leases at lease inception. We further ensure that the contract provisions described above are offered only in instances where required by law. Where such contract terms are not legally required, we consider the arrangement to be cancelable and account for it as an operating lease.

Aside from the initial lease of equipment to our customers, we may enter subsequent transactions with the same customer whereby we extend the term. We evaluate the classification of lease extensions of sales-type leases using the originally determined economic life for each product. There may be instances where we enter into lease extensions for periods that are within the original economic life of the equipment. These are accounted for as sales-type leases only when the extensions occur in the last three months of the lease term and they otherwise meet the appropriate criteria of SFAS No. 13. All other lease extensions of this type are accounted for as direct financing leases or operating leases, as appropriate.

Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand, including money-market funds, and investments with original maturities of three months or less.

Restricted Cash and Investments: Several of our borrowing and derivative contracts, as well as other material contracts, require us to post cash collateral or maintain minimum cash balances in escrow. These cash amounts are reported in our Consolidated Balance Sheets, depending on when the cash will be contractually released. At December 31, 2004 and 2003, such restricted cash amounts were as follows:

	December 31,
	2004	2003
Escrow and cash collections related to secured borrowing arrangements	$372	$462
Escrow related to liability to trusts issuing preferred securities	—	79
Collateral related to risk management arrangements	61	74
Other restricted cash	97	114

Total	$530	$729

Of these amounts, $370 and $386 were included in Other current assets and $160 and $343 were included in Other long-term assets, as of December 31, 2004 and 2003, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Provisions for Losses on Uncollectible Receivables: The provisions for losses on uncollectible trade and finance receivables are determined principally on the basis of past collection experience applied to ongoing evaluations of our receivables and evaluations of the default risks of repayment. Allowances for doubtful accounts on accounts receivable balances were $183 and $218, as of December 31, 2004 and 2003, respectively. Allowances for doubtful accounts on finance receivables were $276 and $315 at December 31, 2004 and 2003, respectively.

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

Land, Buildings and Equipment and Equipment on Operating Leases: Land, buildings and equipment are recorded at cost. Buildings and equipment are depreciated over their estimated useful lives. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life. Equipment on operating leases is depreciated to estimated residual value over the lease term. Depreciation is computed using the straight-line method. Significant improvements are capitalized and maintenance and repairs are expensed. Refer to Notes 4 and 5 for further discussion.

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

Restructuring Charges: Costs associated with exit or disposed activities, including lease termination costs and certain employee severance costs associated with restructuring, plant closing or other activity, are recognized when they are incurred. In those geographies where we have either a formal severance plan or a history of consistently providing severance benefits representing a substantive plan, we recognize severance costs when they are both probable and reasonably estimable.

Pension and Post-Retirement Benefit Obligations: We sponsor pension plans in various forms in several countries covering substantially all employees who meet eligibility requirements. Post-retirement benefit plans cover primarily U.S. employees for retirement medical costs. As permitted by existing accounting rules, we

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

employ a delayed recognition feature in measuring the costs and obligations of pension and post-retirement benefit plans. This requires changes in the benefit obligations and changes in the value of assets set aside to meet those obligations to be recognized not as they occur, but systematically and gradually over subsequent periods. All changes are ultimately recognized, except to the extent they may be offset by subsequent changes. At any point, changes that have been identified and quantified await subsequent accounting recognition as net cost components and as liabilities or assets.

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

For purposes of determining the expected return on plan assets, we utilize a calculated value approach in determining the value of the pension plan assets, as opposed to a fair market value approach. The primary difference between the two methods relates to systematic recognition of changes in fair value over time (generally two years) versus immediate recognition of changes in fair value. Our expected rate of return on plan assets is then applied to the calculated asset value to determine the amount of the expected return on plan assets to be used in the determination of the net periodic pension cost. The calculated value approach reduces the volatility in net periodic pension cost that results from using the fair market value approach.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Stock-Based Compensation: We do not recognize compensation expense relating to employee stock options because the exercise price is equal to the market price at the date of grant. If we had elected to recognize compensation expense using a fair value approach, and therefore determined the compensation based on the value as determined by the modified Black-Scholes option pricing model, our pro forma income and income per share would have been as follows:

	2004	2003	2002
Net income—as reported (1)	$859	$360	$91
Deduct: Stock-based employee compensation expense determined under fair value based method for awards, net of tax	(69)	(85)	(83)

Net income—pro forma	$790	$275	$8

Basic EPS—as reported	$0.94	$0.38	$0.02
Basic EPS—pro forma	0.86	0.27	(0.09)

Diluted EPS—as reported	$0.86	$0.36	$0.02
Diluted EPS—pro forma	0.80	0.25	(0.09)

(1)	Amounts include compensation expense for restricted stock grants of $22 ($13 after-tax), $15 ($9 after-tax) and $17 ($10 after-tax) in 2004, 2003, and 2002, respectively.

The pro forma periodic compensation expense amounts are not representative of future amounts since we will begin granting employees restricted stock awards with time and performance based restrictions in 2005 in lieu of stock options. As reflected in the pro forma amounts in the previous table, the weighted-average fair value of options granted in 2004, 2003 and 2002 was $8.38, $5.39 and $6.34, respectively. The fair values were estimated on the date of grant using the following weighted average assumptions:

	2004	2003	2002
Risk-free interest rate	3.2%	3.3%	4.8%
Expected life in years (1)	5.7	7.2	6.5
Expected price volatility	66.5%	66.2%	61.5%
Expected dividend yield	—	—	—

(1)	Options granted in 2004 expire eight years from date of grant, resulting in an expected life shorter than previous grants.

Foreign Currency Translation: The functional currency for most foreign operations is the local currency. Net assets are translated at current rates of exchange, and income, expense and cash flow items are translated at average exchange rates for the applicable period. The translation adjustments are recorded in Accumulated Other Comprehensive Loss. The U.S. dollar is used as the functional currency for certain subsidiaries that conduct their business in U.S. dollars or operate in hyperinflationary economies. A combination of current and historical exchange rates is used in remeasuring the local currency transactions of these subsidiaries and the resulting exchange adjustments are included in income. Aggregate foreign currency losses were $73, $11 and $77 in 2004, 2003 and 2002, respectively, and are included in Other expenses, net in the accompanying Consolidated Statements of Income.

Note 2—Segment Reporting

Our reportable segments are consistent with how we manage the business and view the markets we serve. Our reportable segments are Production, Office, Developing Markets Operations (“DMO”) and Other. The Production and Office segments are centered around strategic product groups which share common technology,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

manufacturing and product platforms, as well as classes of customers. The accounting policies of all of our segments are the same as those described in the summary of significant accounting policies included in Note 1.

The Production segment includes black and white products which operate at speeds over 90 pages per minute and color products which operate at speeds over 40 pages per minute. Products include the Xerox iGen3 digital color production press, Nuvera, DocuTech, DocuPrint, Xerox 2101 and DocuColor families, as well as older technology light-lens products. These products are sold predominantly through direct sales channels in North America and Europe to Fortune 1000, graphic arts, government, education and other public sector customers.

The Office segment includes black and white products which operate at speeds up to 90 pages per minute and color devices up to 40 pages per minute. Products include the suite of CopyCentre, WorkCentre, and WorkCentre Pro digital multifunction systems, DocuColor color multifunction products, color laser, solid ink and monochrome laser desktop printers, digital and light-lens copiers and facsimile products. These products are sold through direct and indirect sales channels in North America and Europe to global, national and mid-size commercial customers as well as government, education and other public sector customers.

The DMO segment includes our operations in Latin America, Central and Eastern Europe, the Middle East, India, Eurasia, Russia and Africa. This segment includes sales of products that are typical to the aforementioned segments, however, management serves and evaluates these markets on an aggregate geographic basis, rather than on a product basis.

The segment classified as Other includes several units, none of which met the thresholds for separate segment reporting. This group primarily includes Xerox Supplies Business Group (predominantly paper), Small Office/Home Office (“SOHO”), Wide Format Systems, Xerox Technology Enterprises and value-added services, royalty and license revenues. Other segment profit (loss) includes the operating results from these entities, other less significant businesses, our equity income from Fuji Xerox, and certain costs which have not been allocated to the Production, Office and DMO segments, including non-financing interest and other corporate costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Operating segment financial information for 2003 and 2002 has been restated to reflect changes in operating segment structure made during 2004. The changes made in 2004 relate to the reclassification of the operations of our Central and Eastern European entities to DMO to align our segment reporting with how we manage our business. Operating profit was reclassified for this change, as well as for certain other expense allocations. The adjustments (decreased) increased full year 2003 revenues as follows: Production—$(40), Office—$(61), DMO—$147 and Other—$(46). The full year 2003 segment profit was (decreased) increased as follows: Production—$(21), Office—$(11), DMO—$21, and Other—$11. The adjustments (decreased) increased full year 2002 revenues as follows: Production—$(40), Office—$(54), DMO—$127, and Other—$(33). The full year 2002 segment profit was (decreased) increased as follows: Production—$(14), Office—$(9), DMO—$29, and Other—$(6). Selected financial information for our operating segments for each of the three years ended December 31, 2004 was as follows:

	Production	Office	DMO	Other	Total
2004 (1)
Information about profit or loss:
Revenues	$4,238	$7,075	$1,697	$1,778	$14,788
Finance income	352	552	10	20	934

Total segment revenues	$4,590	$7,627	$1,707	$1,798	$15,722

Interest expense (2)	$115	$163	$12	$418	$708
Segment profit (loss) (3)(4)	388	798	43	(29)	1,200
Equity in net income of unconsolidated affiliates	—	—	3	148	151

2003 (1)
Information about profit or loss:
Revenues	$4,131	$7,048	$1,751	$1,774	$14,704
Finance income	376	594	12	15	997

Total segment revenues	$4,507	$7,642	$1,763	$1,789	$15,701

Interest expense (2)	$121	$181	$34	$548	$884
Segment profit (loss) (3)(4)	401	742	172	(327)	988
Equity in net income of unconsolidated affiliates	—	1	6	51	58

2002 (1)
Information about profit or loss:
Revenues	$4,089	$6,888	$1,866	$2,006	$14,849
Finance income	393	599	19	(11)	1,000

Total segment revenues	$4,482	$7,487	$1,885	$1,995	$15,849

Interest expense (2)	$157	$223	$17	$499	$896
Segment profit (loss) (3)(4)	436	612	120	(335)	833
Equity in net income of unconsolidated affiliates	—	—	5	49	54

(1)	Asset information on a segment basis is not disclosed as this information is not separately identified and internally reported to our chief executive officer.
(2)	Interest expense includes equipment financing interest as well as non-financing interest, which is a component of Other expenses, net.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

(3)	Other segment profit (loss) includes net corporate expenses of $524, $529 and $362 for the years ended December 31, 2004, 2003 and 2002, respectively.
(4)	Depreciation and amortization expense is recorded in cost of sales, research and development expenses and selling, administrative and general expenses and is included in the segment profit (loss) above. This information is neither identified nor internally reported to our chief executive officer. The separate identification of this information for purposes of segment disclosure is impracticable, as it is not readily available and the cost to develop it would be excessive.

The following is a reconciliation of segment profit to total company pre-tax income:

	Years ended December 31,
	2004	2003	2002
Total segment profit	$1,200	$988	$833
Unallocated items:
Restructuring and asset impairment charges	(86)	(176)	(670)
2002 credit facility fee write-off (1)	—	(73)	—
Other unallocated expenses, net (2)	2	(245)	(5)
Allocated item:
Equity in net income of unconsolidated affiliates	(151)	(58)	(54)

Pre-tax income	$965	$436	$104

(1)	The $73 loss associated with extinguishment of debt on the 2002 Credit Facility, previously reflected in Other segment profit (loss), has been reclassified in the current year presentation.
(2)	2003 unallocated expenses include a $239 provision for litigation related to the court approved settlement of the Berger v. RIGP litigation discussed in Note 12.

Geographic area data was as follows:

	Revenues			Long-Lived Assets (1)
	2004	2003	2002	2004	2003	2002
United States	$8,346	$8,547	$9,096	$1,427	$1,477	$1,524
Europe	5,281	4,863	4,425	585	616	718
Other Areas	2,095	2,291	2,328	434	460	379

Total	$15,722	$15,701	$15,849	$2,446	$2,553	$2,621

(1)	Long-lived assets are comprised of (i) land, buildings and equipment, net, (ii) equipment on operating leases, net, (iii) internal use software, net and (iv) capitalized software costs, net.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Note 3—Receivables, Net

Finance Receivables: Finance receivables result from installment arrangements and sales-type leases arising from the marketing of our equipment. These receivables are typically collateralized by a security interest in the underlying assets. The components of Finance receivables, net at December 31, 2004 and 2003 follow:

	2004	2003
Gross receivables	$10,267	$10,599
Unearned income	(1,619)	(1,651)
Unguaranteed residual values	125	180
Allowance for doubtful accounts	(276)	(315)

Finance receivables, net	8,497	8,813
Less: Billed portion of finance receivables, net	(377)	(461)
Current portion of finance receivables not billed, net	(2,932)	(2,981)

Amounts due after one year, net	$5,188	$5,371

Contractual maturities of our gross finance receivables subsequent to December 31, 2004 follow (including those already billed of $377):

2005	2006	2007	2008	2009	Thereafter	Total
$4,045	$2,793	$1,921	$1,097	$377	$34	$10,267

Customer Financing Arrangements

GE Secured Borrowings: In 2002, we completed an agreement (the “Loan Agreement”) under which GE Vendor Financial Services, a subsidiary of GE, became the primary equipment financing provider in the U.S., through monthly fundings of our new lease originations. In March 2003, this agreement was amended to allow for the inclusion of state and local governmental contracts in future fundings.

Under this agreement, GE funds a significant portion of new U.S. lease originations at over-collateralization rates, which vary over time, but are expected to approximate 10 percent at the inception of each funding. The secured loans are subject to interest rates calculated at each monthly loan occurrence at yield rates consistent with average rates for similar market based transactions. Refer to Note 9 for further information on interest rates. New lease originations, including the bundled service and supply elements, are transferred to a wholly-owned consolidated subsidiary which receives funding from GE. The funds received under this agreement are recorded as secured borrowings and together with the associated lease receivables are included in our Consolidated Balance Sheet. We and GE intend the transfers of the lease contracts to be “true sales at law” and that the wholly-owned consolidated subsidiary be bankruptcy remote and have received opinions to that effect from outside legal counsel. As a result, the transferred receivables are not available to satisfy any of our other obligations. GE’s funding commitment is not subject to our credit ratings. There are no credit rating defaults that could impair future funding under this agreement. This agreement contains cross default provisions related to certain financial covenants contained in the 2003 Credit Facility and other significant debt facilities. Any default would impair our ability to receive subsequent funding until the default was cured or waived but does not accelerate previous borrowings. However, in the event of a default, we could be replaced as the maintenance service provider for the associated equipment under lease.

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

	Facility Amount	Maximum Facility Amount (1)
U.S.	$5 billion	$8 billion
U.K.	£400 million (U.S. $770)	£600 million (U.S. $1.2 billion)
Canada	Cdn. $850 million (U.S. $706)	Cdn. $2 billion (U.S. $1.7 billion)

(1)	Subject to mutual agreement by the parties

France Secured Borrowings: In July 2003, we securitized receivables of $443, previously funded under a 364-day warehouse financing facility established in December 2002 with subsidiaries of Merrill Lynch, with a three-year public secured financing arrangement. In addition, we established a new warehouse financing facility to fund future lease originations in France. This facility can provide funding for new lease originations up to €350 million (U.S. $477), outstanding at any time, and balances may be securitized through a similar public offering within two years.

The DLL Secured Borrowings: Beginning in the second half of 2002, we received a series of fundings through our consolidated joint venture with DLL from DLL’s parent, De Lage Landen Ireland Company. The fundings are secured by our lease receivables in The Netherlands which were transferred to the DLL joint venture. In addition, the DLL joint venture also became our primary equipment financing provider in The Netherlands for all new lease originations and continues to receive funding for those lease originations from DLL’s parent. In the fourth quarter of 2003, the DLL joint venture expanded its operations to include Spain and Belgium. Our DLL joint venture has been consolidated as we are deemed to be the primary beneficiary of the joint venture’s financial results.

Germany Secured Borrowings: In May 2002, we entered into an agreement to transfer part of our financing operations in Germany to a GE entity in order to finance certain prospective leasing business. In conjunction with this transaction, we also received loans from GE secured by existing lease receivables that were transferred to this entity. At December 31, 2003, we consolidated this entity because we retained substantive rights related to the transferred finance receivables and were therefore deemed to be the primary beneficiary. During the first quarter 2004, the entity was deconsolidated because we were no longer deemed to be the primary beneficiary, as the transferred finance receivables had been reduced to a level whereby we no longer retained significant risks relative to the total assets of the entity. Further, we are not providing loss protection on the new leasing business entered into by the entity. The entity’s total assets and debt at December 31, 2003 were $114 and $84, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

The following table shows finance receivables and related secured debt as of December 31, 2004 and 2003:

	December 31, 2004		December 31, 2003
	Finance Receivables, Net	Secured Debt	Finance Receivables, Net	Secured Debt
GE secured loans:
United States	$2,711	$2,486	$2,939	$2,598
Canada	486	426	528	440
United Kingdom	771	685	719	570
Germany	—	—	114	84

Total GE encumbered finance receivables, net	3,968	3,597	4,300	3,692
Merrill Lynch Loan—France	368	287	138	92
Asset-backed notes—France	225	148	429	364
DLL—Netherlands, Spain, and Belgium (1)	436	404	335	277

Total encumbered finance receivables, net	4,997	$4,436	5,202	$4,425

Unencumbered finance receivables, net	3,500		3,611

Total finance receivables, net (2)	$8,497		$8,813

(1)	These represent the loans received by our consolidated joint venture with DLL. De Lage Landen Ireland Company is the lender of record.
(2)	Includes (i) Billed portion of finance receivables, net (ii) Finance receivables, net and (iii) Finance receivables due after one year, net as included in the condensed consolidated balance sheets as of December 31, 2004 and 2003.

As of December 31, 2004, $4,997 of Finance receivables, net are held as collateral in various entities, as security for the borrowings noted above. Total outstanding debt secured by these receivables at December 31, 2004 was $4,436. The entities are consolidated in our financial statements. Although the transferred assets are included in our total assets, the assets of the entities are not available to satisfy any of our other obligations.

We also have arrangements in Italy, The Nordic countries, Brazil and Mexico in which third party financial institutions originate lease contracts directly with our customers. In these transactions, we sell and transfer title to the equipment to these financial institutions and have no continuing ownership rights in the leased equipment subsequent to its sale.

Accounts Receivable Funding Arrangement: In June 2004, we completed a transaction with GE for a three-year $400 revolving credit facility secured by our U.S. accounts receivable. As of December 31, 2004, approximately $200 was drawn, secured by $354 of our accounts receivable. This arrangement is being accounted for as a secured borrowing in our Consolidated Balance Sheets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Note 4—Inventories and Equipment on Operating Leases, Net

The components of inventories at December 31, 2004 and 2003 were as follows:

	2004	2003
Finished goods	$900	$911
Work in process	69	74
Raw materials	174	167

Total inventories	$1,143	$1,152

Equipment on operating leases and similar arrangements consists of our equipment rented to customers and depreciated to estimated salvage value at the end of the lease term. The transfer of equipment on operating leases from our inventories is presented in our Consolidated Statements of Cash Flows in the operating activities section as a non-cash adjustment. Equipment on operating leases and the related accumulated depreciation at December 31, 2004 and 2003 were as follows:

	2004	2003
Equipment on operating leases	$1,649	$1,795
Less: Accumulated depreciation	(1,251)	(1,431)

Equipment on operating leases, net	$398	$364

Depreciable lives generally vary from three to four years consistent with our planned and historical usage of the equipment subject to operating leases. Depreciation and obsolescence expense was $210, $271 and $408 for the years ended December 31, 2004, 2003 and 2002, respectively. Our equipment operating lease terms vary, generally from 12 to 36 months. Scheduled minimum future rental revenues on operating leases with original terms of one year or longer are:

2005	2006	2007	2008	Thereafter
$401	$219	$111	$45	$17

Total contingent rentals on operating leases, consisting principally of usage charges in excess of minimum contracted amounts, for the years ended December 31, 2004, 2003 and 2002 amounted to $137, $235 and $187, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Note 5—Land, Buildings and Equipment, Net

The components of land, buildings and equipment, net at December 31, 2004 and 2003 were as follows:

	Estimated Useful Lives (Years)	2004	2003
Land		$53	$56
Buildings and building equipment	25 to 50	1,167	1,194
Leasehold improvements	Lease term	313	383
Plant machinery	5 to 12	1,667	1,588
Office furniture and equipment	3 to 15	1,072	1,081
Other	4 to 20	74	74
Construction in progress		96	114

Subtotal		4,442	4,490
Less: Accumulated depreciation		(2,683)	(2,663)

Land, buildings and equipment, net		$1,759	$1,827

Depreciation expense was $305, $299 and $341 for the years ended December 31, 2004, 2003 and 2002, respectively. We lease certain land, buildings and equipment, substantially all of which are accounted for as operating leases. Total rent expense under operating leases for the years ended December 31, 2004, 2003 and 2002 amounted to $316, $287, and $299, respectively. Future minimum operating lease commitments that have remaining non-cancelable lease terms in excess of one year at December 31, 2004 follow:

2005	2006	2007	2008	2009	Thereafter
$222	$181	$143	$109	$94	$256

In certain circumstances, we sublease space not currently required in operations. Future minimum sublease income under leases with non-cancelable terms in excess of one year amounted to $17 at December 31, 2004.

We have an information technology contract with Electronic Data Systems Corp. (“EDS”) through June 30, 2009. Services to be provided under this contract include support of global mainframe system processing, application maintenance, desktop and helpdesk support, voice and data network management and server management. There are no minimum payments due EDS under the contract. Payments to EDS, which are recorded in selling, administrative and general expenses, were $328, $340, and $385 for the years ended December 31, 2004, 2003 and 2002, respectively.

In December 2003, STHQ Realty LLC was formed to finance the acquisition of the Company’s headquarters in Stamford, Connecticut. While the assets and liabilities of this special purpose entity are included in the Company’s Consolidated Financial Statements, STHQ Realty LLC is a bankruptcy remote separate legal entity. As a result, its assets of $42 at December 31, 2004, are not available to satisfy the debts and other obligations of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Note 6—Investments in Affiliates, at Equity

Investments in corporate joint ventures and other companies in which we generally have a 20 to 50 percent ownership interest at December 31, 2004 and 2003 were as follows:

	2004	2003
Fuji Xerox (1)	$772	$556
Investment in subsidiary trusts issuing preferred securities	39	69
Other investments	34	19

Investments in affiliates, at equity	$845	$644

(1)	Fuji Xerox is headquartered in Tokyo and operates in Japan and other areas of the Pacific Rim, Australia and New Zealand. Our investment in Fuji Xerox of $772 at December 31, 2004, differs from our implied 25 percent interest in the underlying net assets, or $840, due primarily to our deferral of gains resulting from sales of assets by us to Fuji Xerox, partially offset by goodwill related to the Fuji Xerox investment established at the time we acquired our remaining 20 percent of Xerox Limited from The Rank Group (plc). Such gains would only be realizable if Fuji Xerox sold a portion of the assets we previously sold to it or if we were to sell a portion of our ownership interest in Fuji Xerox.

Our equity in net income of our unconsolidated affiliates for the three years ended December 31, 2004 was as follows:

	2004	2003	2002
Fuji Xerox	$134	$41	$37
Other investments	17	17	17

Total	$151	$58	$54

Equity income for 2004 included $38 related to our share of a pension settlement gain recorded by Fuji Xerox due to a non-recurring opportunity given to Japanese companies by the Japanese government in accordance with the Japan Welfare Pension Insurance Law. This law allowed Japanese companies to transfer a portion of their pension obligations to the Japanese government. Fuji Xerox completed this transfer and recognized a corresponding settlement gain in 2004.

Equity in net income of Fuji Xerox is affected by certain adjustments to reflect the deferral of profit associated with intercompany sales. These adjustments may result in recorded equity income that is different than that implied by our 25 percent ownership interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Condensed financial data of Fuji Xerox as of and for the three calendar years ended December 31, 2004 follow:

	2004	2003	2002
Summary of Operations:
Revenues	$9,461	$8,430	$7,539
Costs and expenses	8,606	8,011	7,181

Income before income taxes	855	419	358
Income taxes	331	194	134
Minorities’ interests	18	34	36

Net income	$506	$191	$188

Balance Sheet Data:
Assets:
Current assets	$3,613	$3,273	$2,976
Long-term assets	4,606	4,766	3,862

Total assets	$8,219	$8,039	$6,838

Liabilities and Shareholders’ Equity:
Current liabilities	$2,757	$2,594	$2,152
Long-term debt	616	443	868
Other long-term liabilities	1,383	2,391	1,084
Minorities’ interests in equity of subsidiaries	104	118	227
Shareholders’ equity	3,359	2,493	2,507

Total liabilities and shareholders’ equity	$8,219	$8,039	$6,838

We have a technology agreement with Fuji Xerox whereby we receive royalty payments and rights to access their patent portfolio in exchange for access to our patent portfolio. In 2004, 2003 and 2002, we earned royalty revenues under this agreement of $119, $110 and $99, respectively. Additionally, in 2004, 2003 and 2002, we received dividends of $50, $20 and $29, respectively. We also have arrangements with Fuji Xerox whereby we purchase inventory from and sell inventory to Fuji Xerox. Pricing of the transactions under these arrangements is based upon negotiations conducted at arm’s length. Certain of these inventory purchases and sales are the result of mutual research and development arrangements. Our purchase commitments with Fuji Xerox are in the normal course of business and typically have a lead time of three months. Purchases from and sales to Fuji Xerox for the three years ended December 31, 2004 were as follows:

	2004	2003	2002
Sales	$143	$129	$113
Purchases	$1,135	$871	$727

In addition to the payments described above, in 2004, 2003 and 2002, we paid Fuji Xerox $27, $33 and $20, respectively, and in 2004, 2003 and 2002 Fuji Xerox paid us $9, $9 and $10, respectively, for unique research and development. As of December 31, 2004 and 2003, amounts due to Fuji Xerox were $155 and $111, respectively.

Note 7—Restructuring Programs

We have engaged in a series of restructuring programs related to downsizing our employee base, exiting certain activities, outsourcing certain internal functions and engaging in other actions designed to reduce our cost

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

structure and improve productivity. Management continues to evaluate the business and, therefore, there may be supplemental provisions for new plan initiatives as well as changes in estimates to amounts previously recorded, as payments are made or actions are completed. Asset impairment charges were also incurred in connection with these restructuring actions for those assets made obsolete or redundant as a result of these programs. The restructuring and asset impairment charges in the Consolidated Statements of Income totaled $86, $176 and $670 in 2004, 2003 and 2002, respectively. Detailed information related to restructuring program activity during the three years ended December 31, 2004 is outlined below.

Restructuring Activity	Ongoing Programs	Legacy Programs (1)	TOTAL
Ending Balance December 31, 2001	$—	$282	$282

Provision	357	291	648
Reversals of prior accruals	—	(33)	(33)
Charges against reserve and currency	(71)	(403)	(474)

Ending Balance December 31, 2002	$286	$137	$423

Provision	193	11	204
Reversals of prior accruals	(16)	(13)	(29)
Charges against reserve and currency	(284)	(93)	(377)

Ending Balance December 31, 2003	$179	$42	$221

Provision	$103	$2	$105
Reversals of prior accruals	(11)	(9)	(20)
Charges against reserve and currency	(178)	(11)	(189)

Ending Balance December 31, 2004	$93	$24	$117

(1)	Legacy Programs, as explained further below, include the Turnaround, SOHO and 1998/2000 Programs.

Reconciliation to Statements of Income

	For the year ended December 31,
	2004	2003	2002
Restructuring provision	$105	$204	$648
Restructuring reversal	(20)	(29)	(33)
Asset impairment charges	1	1	55	(1)

Restructuring and asset impairment charges	$86	$176	$670

(1)	Asset impairment charges consisted of $45 and $10 for the Ongoing and Legacy Programs, respectively.

Reconciliation to Statements of Cash Flows

	For the year ended December 31,
	2004	2003	2002
Charges to reserve	$(189)	$(377)	$(474)
Pension curtailment, special termination benefits and settlements	8	33	59
Effects of foreign currency and other noncash	(6)	(1)	23

Cash payments for restructurings	$(187)	$(345)	$(392)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Restructuring—Ongoing Programs: Beginning in the fourth quarter of 2002, we initiated a series of ongoing restructuring initiatives designed to continue to achieve the cost savings resulting from realized productivity improvements. These ongoing initiatives included downsizing our employee base and the outsourcing of certain internal functions. These initiatives are not individually significant and primarily include severance actions and impact all geographies and segments. We recorded an initial provision of $402 associated with these ongoing programs in the fourth quarter 2002. The provision consisted of $312 for severance and related costs, $45 of net costs associated with lease terminations and future rental obligations and $45 for asset impairments. The severance and related costs related to the elimination of approximately 4,700 positions worldwide. During 2003, we provided an additional $177 for restructuring programs, net of reversals of $16, related to changes in estimates for severance costs from previously recorded actions. The additional provision consisted of net charges of $138 primarily related to the elimination of over 2,000 positions worldwide, $33 for pension settlements and post-retirement medical benefit curtailments and $6 for lease terminations. During 2004, we provided an additional $93 for ongoing restructuring programs, net of reversals of $11 related to changes in estimates for severance costs from previously recorded actions. The additional provision consisted of a net charge of $76 related to the elimination of over 1,900 positions primarily in North America and Latin America, $8 for pension settlements, $8 for lease terminations and $1 for asset impairments. The reserve balance for these Restructuring Programs at December 31, 2004 was $93. The majority of this balance will be spent during 2005 and is summarized as follows:

	Severance and Related Costs	Lease Cancellation and Other Costs	Total
Initial Provision (1)	$312	$45	$357
Charges against reserve	(71)	—	(71)

Balance at December 31, 2002	$241	$45	$286

Provisions (1)	186	7	193
Reversals	(15)	(1)	(16)
Charges	(269)	(15)	(284)

Balance at December 31, 2003	$143	$36	$179

Provisions (1)	95	8	103
Reversals	(11)	—	(11)
Charges	(157)	(21)	(178)

Balance at December 31, 2004	$70	$23	$93

(1)	These amounts exclude cumulative asset impairment charges of $46 through December 31, 2004.

The following tables summarize the total amount of costs expected to be incurred in connection with these restructuring programs and the cumulative amount incurred as of December 31, 2004:

Segment Reporting:

	Cumulative amount incurred as of December 31, 2003	Net amount incurred for the year ended December 31, 2004	Cumulative amount incurred as of December 31, 2004	Total expected to be incurred *
Production	$228	$27	$255	$255
Office	168	30	198	198
DMO	67	30	97	97
Other	116	6	122	126

Total Provisions	$579	$93	$672	$676

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

*	The total amount of $676 represents the cumulative amount incurred through December 31, 2004 plus $4 for interest accretion on the liabilities.

Major Cost Reporting:

	Cumulative amount incurred as of December 31, 2003	Amount incurred for the year ended December 31, 2004	Cumulative amount incurred as of December 31, 2004	Total expected to be incurred *
Severance and related costs	$483	$84	$567	$568
Lease cancellation and other costs	51	8	59	62
Asset impairments	45	1	46	46

Total Provisions	$579	$93	$672	$676

Legacy Programs: The following is a summary of past restructuring programs undertaken by the Company:

•	Turnaround Program: The Turnaround Program was initiated in October 2000 to reduce costs, improve operations, transition customer equipment financing to third parties and sell certain assets. This program included the outsourcing of certain Office operating segment manufacturing to Flextronics, as discussed in Note 18. Overall, approximately 11,200 positions were eliminated under this program.

•	SOHO Disengagement: In 2001, we commenced a separate restructuring program associated with the disengagement from our worldwide small office/home office (“SOHO”) business. The program included provisions for the elimination of approximately 1,200 positions worldwide by the end of 2001, the closing of facilities and the write down of certain assets to net realizable value.

•	March 2000/April 1998 Programs: These programs were likewise initiated to reduce overall costs and included reductions in workforce as well as the consolidation of facilities on a worldwide basis. Overall, approximately 14,200 positions were eliminated under these programs.

Reversals of prior period charges were recorded for these programs during the three-year period ended December 31, 2004 primarily as a result of changes in estimates associated with employee severance and related costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Note 8—Supplementary Financial Information

The components of other current assets and other current liabilities at December 31, 2004 and 2003 were as follows:

	2004	2003
Other current assets
Deferred taxes	$289	$402
Restricted cash	370	386
Prepaid expenses	142	35
Financial derivative instruments	125	24
Other	256	258

Total	$1,182	$1,105

Other current liabilities
Income taxes payable	$183	$264
Other taxes payable	234	289
Interest payable	113	147
Restructuring reserves	93	180
Financial derivative instruments	46	51
Other	640	609

Total	$1,309	$1,540

The components of other long-term assets and other long-term liabilities at December 31, 2004 and 2003 were as follows:

	2004	2003
Other long-term assets
Prepaid pension costs	$891	$774
Net investment in discontinued operations	440	449
Internal use software, net	255	307
Restricted cash	160	343
Investments in non-affiliated companies	—	104
Financial derivative instruments	19	89
Debt issuance costs, net	64	79
Other	271	332

Total other long-term assets	$2,100	$2,477

Other long-term liabilities
Deferred and other tax liabilities	$862	$809
Minorities’ interests in equity of subsidiaries	80	102
Financial derivative instruments	43	11
Other	330	356

Total other long-term liabilities	$1,315	$1,278

Net investment in discontinued operations: Our net investment in discontinued operations is primarily related to the disengagement from our former insurance holding company, Talegen Holdings, Inc. (“Talegen”),

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

and consists of our net investment in Ridge Reinsurance Limited (“Ridge Re”) and a performance-based instrument relating to the 1997 sale of The Resolution Group (“TRG”). In addition to our net investment, Income taxes payable also includes amounts for tax liabilities associated with our discontinued operations.

Ridge Re: We provide aggregate excess of loss reinsurance coverage (the Reinsurance Agreement) to one of the former Talegen units, TRG, through Ridge Re, a wholly-owned subsidiary. The coverage limit for this remaining Reinsurance Agreement is $578. We have guaranteed that Ridge Re will meet all its financial obligations under the remaining Reinsurance Agreement. Ridge Re maintains an investment portfolio in a trust that is required to provide security with respect to aggregate excess of loss reinsurance obligations under the remaining Reinsurance Agreement. At December 31, 2004 and 2003, the balance of the investments in the trust, consisting of U.S. government, government agency and high quality corporate bonds, was $544 and $531, respectively. Our remaining net investment in Ridge Re was $82 and $77 at December 31, 2004 and 2003, respectively. Based on Ridge Re’s current projections of investment returns and reinsurance payment obligations, we expect to fully recover our remaining investment. The projected reinsurance payments are based on actuarial estimates.

Performance-Based Instrument: In connection with the 1997 sale of TRG, we received a $462 performance-based instrument as partial consideration. Cash distributions are paid on the instrument, based on 72.5 percent of TRG’s available cash flow as defined in the sale agreement. For the years ended December 31, 2004 and 2003, we received cash distributions of $22 and $23, respectively. The recovery of this instrument is dependent upon the sufficiency of TRG’s available cash flows. Such cash flows are supported by TRG’s ultimate parent via a subscription agreement whereby the parent has agreed to purchase from TRG an established number of shares of this instrument each year through 2017. Based on current cash flow projections, we expect to fully recover the $365 remaining balance of this instrument.

Internal Use Software: Capitalized direct costs associated with developing, purchasing or otherwise acquiring software for internal use are amortized on a straight-line basis over the expected useful life of the software, beginning when the software is implemented. Useful lives of the software generally vary from 3 to 5 years. Amortization expense, including applicable impairment charges, was $107, $116, and $215 for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 9—Debt

Short-Term Debt: Short-term borrowings at December 31, 2004 and 2003 were as follows:

	2004	2003
Current maturities of long-term debt	$3,038	$4,194
Notes payable	36	42

Total	$3,074	$4,236

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Long-Term Debt: Long-term debt, including debt secured by finance receivables at December 31, 2004 and 2003 was as follows:

	Weighted Average Interest Rates at December 31, 2004	2004	2003
U.S. Operations
Xerox Corporation
Notes due 2004	—%	$—	$194
Euro notes due 2004	—	—	377
Notes due 2006	7.25	15	15
Notes due 2007	7.38	25	25
Notes due 2008	1.31	27	27
Senior Notes due 2009	9.75	627	616
Euro Senior Notes due 2009	9.75	297	272
Senior Notes due 2010	7.13	704	701
Notes due 2011	7.01	50	50
Senior Notes due 2011	6.88	758	—
Senior Notes due 2013	7.63	550	548
Convertible Notes due 2014	9.00	19	19
Notes due 2016	7.20	252	254
2003 Credit Facility	3.92	300	300

Subtotal		$3,624	$3,398

Xerox Credit Corporation
Yen notes due 2005	1.50	970	936
Yen notes due 2007	2.00	292	281
Notes due 2008	6.50	25	25
Notes due 2012	7.12	125	125
Notes due 2013	6.50	59	59
Notes due 2014	6.06	50	50
Notes due 2018	7.00	25	25

Subtotal		1,546	1,501

Other US Operations
Borrowings secured by finance receivables (1)	4.81	2,486	2,598
Borrowings secured by other assets	4.18	257	70

Subtotal		$2,743	$2,668

Total U.S. operations		$7,913	$7,567

International Operations
Xerox Capital (Europe) plc:
Euros due 2004	—	$—	$942
Japanese yen due 2005	1.30	97	93
U.S. dollars due 2004-2008	6.25	25	525

Subtotal		122	1,560

Other International Operations:
Pound Sterling secured borrowings due 2008 (1)	6.95	685	570
Euro secured borrowings due 2005-2009 (1)	3.61	839	817
Canadian dollars secured borrowings due 2004-2007 (1)	5.78	426	440
Other debt due 2004-2010	4.93	103	170

Subtotal		2,053	1,997

Total international operations		2,175	3,557

Subtotal		10,088	11,124

Less current maturities		(3,038)	(4,194)

Total long-term debt		$7,050	$6,930

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

(1)	Refer to Note 3 for further discussion of borrowings secured by finance receivables, net.

Consolidated Long-Term Debt Maturities: Scheduled payments due on long-term debt for the next five years and thereafter follow:

2005	2006	2007	2008	2009	Thereafter	Total
$3,038	$951	$1,366	$1,041	$959	$2,733	$10,088

Credit Facility: In June 2003, we entered into the 2003 Credit Facility. The 2003 Credit Facility consists of a fully drawn $300 term loan and a $700 revolving credit facility that includes a $200 letter of credit sub-facility, under which $15 of letters of credit were outstanding at December 31, 2004. Xerox is the only borrower of the term loan. The revolving credit facility is available, without sub-limit, to Xerox and certain foreign subsidiaries of Xerox, including Xerox Canada Capital Limited, Xerox Capital (Europe) plc and other qualified foreign subsidiaries (excluding Xerox, the “Overseas Borrowers”). The 2003 Credit Facility matures on September 30, 2008. In conjunction with the 2003 Credit Facility, debt issuance costs of $29 were deferred. As of December 31, 2004, the $300 term loan and $15 of letters of credit were outstanding and there were no outstanding borrowings under the revolving credit facility. Since inception of the 2003 Credit Facility in June 2003, there have been no borrowings under the revolving credit facility.

Subject to certain limits described in the following paragraph, the obligations under the 2003 Credit Facility are secured by liens on substantially all the assets of Xerox and each of our U.S. subsidiaries that have a consolidated net worth from time to time of $100 or more (the “Material Subsidiaries”), excluding Xerox Credit Corporation (“XCC”) and certain other finance subsidiaries, and are guaranteed by certain Material Subsidiaries. Xerox is required to guarantee the obligations of the Overseas Borrowers. At December 31, 2004, Xerox is the only borrower under the 2003 Credit Facility.

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

The term loan and the revolving loans bear interest at LIBOR plus a spread that varies between 1.75 percent and 3.00 percent or, at our election, at a base rate plus a spread that depends on the then-current Leverage Ratio, as defined, in the 2003 Credit Facility. The interest rate on the debt as of December 31, 2004 was 3.92 percent.

The 2003 Credit Facility contains affirmative and negative covenants as well as financial maintenance covenants. Subject to certain exceptions, we cannot pay cash dividends on our common stock during the facility term, although we can pay cash dividends on our preferred stock, provided there is then no event of default. Among defaults customary for facilities of this type, defaults on our other debt, bankruptcy of certain of our legal entities, or a change in control of Xerox Corporation, would all constitute events of default. At December 31, 2004, we were in compliance with the covenants of the 2003 Credit Facility and we expect to remain in compliance for at least the next twelve months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

2011 Senior Notes: In August 2004, we issued $500 aggregate principal amount of Senior Notes due 2011, at par value, and received net proceeds of approximately $492. In September 2004, we issued an additional $250 aggregate principal amount Senior Notes due 2011, at 104.25 percent of par, resulting in net proceeds of approximately $258. These notes form a single series of debt. Interest on the Senior Notes accrues at the annual rate of 6.875 percent and is payable semiannually and, as a result of the premium we received on the second issuance of Senior Notes, have a weighted average effective interest rate of 6.6 percent. In conjunction with the issuance of the Senior Notes, debt issuance costs of $11 were deferred.

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

The senior notes also contain negative covenants (but no financial maintenance covenants) similar to those contained in the 2003 Credit Facility. However, they generally provide us with more flexibility than the 2003 Credit Facility covenants, except that payment of cash dividends on the Series C Mandatory Convertible Preferred Stock is subject to the conditions that there is then no default under the senior notes, that the fixed charge coverage ratio (as defined) is greater than 2.25 to 1.0, and that the amount of the cash dividend does not exceed the then amount available under the restricted payments basket (as defined). The Senior Notes are guaranteed by our wholly-owned subsidiaries Intelligent Electronics, Inc. and Xerox International Joint Marketing, Inc.

Guarantees: At December 31, 2004, we have guaranteed $206 of indebtedness of our foreign subsidiaries. This debt is included in our Consolidated Balance Sheet as of such date.

Interest: Interest paid by us on our short-term debt, long-term debt and liabilities to subsidiary trusts issuing preferred securities amounted to $710, $867 and $903 for the years ended December 31, 2004, 2003 and 2002, respectively.

Interest expense and interest income consisted of:

	Year Ended December 31,
	2004	2003	2002
Interest expense (1)	$708	$884	$896
Interest income (2)	(1,009)	(1,062)	(1,077)

(1)	Includes Equipment financing interest of $345, $362 and $401 for the years ended December 31, 2004, 2003 and 2002, respectively, as well as non-financing interest expense of $363, $522 and $495 for the years ended December 31, 2004, 2003 and 2002, respectively, that is included in Other expenses, net in the Consolidated Statements of Income.
(2)	Includes Finance income, as well as other interest income that is included in Other expenses, net in the Consolidated Statements of Income.

Equipment financing interest is determined based on a combination of actual interest expense incurred on financing debt, as well as an estimated cost of funds, applied against the estimated level of debt required to support our financed receivables. The estimate is based on an assumed ratio of debt as compared to our finance receivables. This ratio ranges from 80-90 percent of our average finance receivables. This methodology has been consistently applied for all periods presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

A summary of the Net cash payments on debt as shown on the Consolidated Statements of Cash Flows for the three years ended December 31, 2004 follows:

	2004	2003	2002
Cash (payments) proceeds on notes payable, net	$(6)	$22	$(33)
Net cash proceeds from issuance of long-term debt (1)	974	1,580	1,053
Cash payments on long-term debt	(2,390)	(5,646)	(5,639)

	$(1,422)	$(4,044)	$(4,619)

(1)	Includes payment of debt issuance costs.

Note 10—Liability to Subsidiary Trusts Issuing Preferred Securities

The Liability to Subsidiary Trusts Issuing Preferred Securities included in our Consolidated Balance Sheets reflects the obligations to our subsidiaries that have issued preferred securities. These subsidiaries are not consolidated in our financial statements because we are not the primary beneficiary of the trusts. As of December 31, 2004 and 2003, the components of our liabilities to the trusts were as follows:

	2004	2003
Trust II	$—	$1,067
Trust I	629	665
Xerox Capital LLC	88	77

Total	$717	$1,809

Trust II: In 2001, Xerox Capital Trust II (“Trust II”) issued 20.7 million of 7.5 percent convertible trust preferred securities (the “Trust Preferred Securities”) to investors for $1,035 and 0.6 million shares of common securities to us for $32. With the proceeds from these securities, Trust II purchased $1,067 of 7.5 percent convertible junior subordinated debentures due 2021 of one of our wholly-owned consolidated subsidiaries. The subsidiary purchased $1,067 aggregate principal amount of 7.5 percent convertible junior subordinated debentures due 2021 of the Company. Trust II’s assets consisted principally of our subsidiary’s debentures and our subsidiary’s assets consisted principally of our debentures. On a consolidated basis, we received net proceeds of $1,004. Fees of $31 were capitalized as debt issuance costs and were amortized to interest expense over three years to the earliest put date. Interest expense was $83 and $89 in 2004 and 2003, respectively.

The Trust Preferred Securities accrued and paid cash distributions quarterly at a rate of 7.5 percent per year of the stated amount of fifty dollars per security. The Trust Preferred Securities were convertible at any time, at the option of the investors, into 5.4795 shares of our common stock per Trust Preferred Security (equivalent share price of $9.125 per common share) (“the Conversion Ratio”). The Trust Preferred Securities were mandatorily redeemable upon the maturity of the debentures on November 27, 2021 at fifty dollars per Trust Preferred Security plus accrued and unpaid distributions.

In December 2004, Trust II redeemed 20.7 million of the issued and outstanding Trust Preferred Securities. In lieu of cash redemption, holders of substantially all of the securities converted $1,035 aggregate principal amount of securities into 113,414,658 shares of Xerox common stock. As a result of the conversion and redemption, there is no remaining outstanding principal. The issuance of Xerox shares upon conversion had no impact on diluted earnings per share as they were previously included in the company’s diluted EPS calculation in accordance with the “if converted” accounting methodology.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Trust I: In 1997, Xerox Capital Trust I (“Trust I”) issued 650 thousand of 8.0 percent preferred securities (the “Preferred Securities”) to investors for $644 ($650 liquidation value) and 20,103 shares of common securities to us for $20. With the proceeds from these securities, Trust I purchased $670 principal amount of 8.0 percent Junior Subordinated Debentures due 2027 of the Company (“the Debentures”). The Debentures represent all of the assets of Trust I. On a consolidated basis, we received net proceeds of $637 which was net of fees and discounts of $13. Interest expense, together with the amortization of debt issuance costs and discounts, amounted to $54 and $52 in 2004 and 2003, respectively. In the first quarter of 2004, we entered into pay variable/receive fixed interest rate swaps with a notional amount of $600 associated with the 2027 liability to Trust I. These swaps were designated and accounted for as fair value hedges and resulted in a fair value adjustment to reduce the Trust I liability by $36 as of December 31, 2004. As of December 31, 2004, the interest rates on these swaps ranged from approximately 5.28% to 5.68% and are based on the 6 month LIBOR rate plus an applicable margin. We have guaranteed (the “Guarantee”), on a subordinated basis, distributions and other payments due on the Preferred Securities. The Guarantee and our obligations under the Debentures and in the indenture pursuant to which the Debentures were issued and our obligations under the Amended and Restated Declaration of Trust governing the trust, taken together, provide a full and unconditional guarantee of amounts due on the Preferred Securities. The Preferred Securities accrue and pay cash distributions semiannually at a rate of 8 percent per year of the stated liquidation amount of one thousand dollars per Preferred Security. The Preferred Securities are mandatorily redeemable upon the maturity of the Debentures on February 1, 2027, or earlier to the extent of any redemption by us of any Debentures. The redemption price in either such case will be one thousand dollars per share plus accrued and unpaid distributions to the date fixed for redemption.

Xerox Capital LLC: In 1996, Xerox Capital LLC, issued 2 million deferred preferred shares for Canadian (Cdn.) $50 ($42 U.S.) to investors and all of its common shares to us. The total proceeds of Cdn. $63 ($52 U.S.) were loaned to us. The deferred preferred shares are mandatorily redeemable on February 28, 2006 for Cdn. $90 (equivalent to $75 U.S. at December 31, 2004). Our liability to the subsidiary trust of $88 includes the current amount of the deferred preferred shares of $69.

Note 11—Financial Instruments

We are exposed to market risk from changes in foreign currency exchange rates and interest rates, which could affect operating results, financial position and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. These derivative financial instruments are utilized to hedge economic exposures as well as reduce earnings and cash flow volatility resulting from shifts in market rates. As permitted, certain of these derivative contracts have been designated for hedge accounting treatment under SFAS No. 133. However, certain of these instruments do not qualify for hedge accounting treatment and, accordingly, our results of operations are exposed to some level of volatility. The level of volatility will vary with the type and amount of derivative hedges outstanding, as well as fluctuations in the currency and interest rate market during the period.

We enter into limited types of derivative contracts, including interest rate and cross currency interest rate swap agreements, foreign currency spot, forward and swap contracts, purchased foreign currency options and interest rate collars to manage interest rate and foreign currency exposures. Our primary foreign currency market exposures include the Japanese yen, Euro, British pound sterling, Brazilian real and Canadian dollar. The fair market values of all our derivative contracts change with fluctuations in interest rates and/or currency rates and are designed so that any changes in their values are offset by changes in the values of the underlying exposures. Derivative financial instruments are held solely as risk management tools and not for trading or speculative purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

By their nature, all derivative instruments involve, to varying degrees, elements of market and credit risk not recognized in our financial statements. The market risk associated with these instruments resulting from currency exchange and interest rate movements is expected to offset the market risk of the underlying transactions, assets and liabilities being hedged. We do not believe there is significant risk of loss in the event of non-performance by the counterparties associated with these instruments because these transactions are executed with a diversified group of major financial institutions. Further, our policy is to deal with counterparties having a minimum investment-grade or better credit rating. Credit risk is managed through the continuous monitoring of exposures to such counterparties.

Some of our derivative and other material contracts at December 31, 2004 require us to post cash collateral or maintain minimum cash balances in escrow. These cash amounts are reported in our Consolidated Balance Sheets within Other current assets or Other long-term assets, depending on when the cash will be contractually released, as presented in Note 1 to the Consolidated Financial Statements.

Interest Rate Risk Management: We use interest rate swap agreements to manage our interest rate exposure and to achieve a desired proportion of variable and fixed rate debt. These derivatives may be designated as fair value hedges or cash flow hedges depending on the nature of the risk being hedged. Virtually all customer-financing assets earn fixed rates of interest and a significant portion of those assets have been matched to secured borrowings through third party funding arrangements which generally bear fixed rates of interest. These borrowings are secured by customer-financing assets and are designed to mature as we collect principal payments on the financing assets which secure them. The interest rates on a significant portion of those loans are fixed. As a result, these funding arrangements create natural match funding of the financing assets to the related debt.

At December 31, 2004 and 2003, we had outstanding single currency interest rate swap agreements with aggregate notional amounts of $2.8 billion and $2.5 billion, respectively. The net (liability) asset fair values at December 31, 2004 and 2003 were $(37) and $46, respectively.

Fair Value Hedges: As of December 31, 2004 and 2003, pay variable/receive fixed interest rate swaps with notional amounts of $2.4 billion and $1.7 billion were designated and accounted for as fair value hedges. The swaps were structured to hedge the fair value of related debt by converting them from fixed rate instruments to variable rate instruments. No ineffective portion was recorded to earnings during 2004 or 2003. The following is a summary of our fair value hedges at December 31, 2004:

Debt Instrument	Year first Designated	Notional Amount	Weighted- average Interest Rate paid	Interest Rate received	Basis	Maturity
Senior Notes due 2010	2003	$700	6.04%	7.13%	Libor	2010
Senior Notes due 2013	2003/2004	550	6.01%	7.63%	Libor	2013
Notes due 2016	2004	250	5.44%	7.20%	Libor	2016
Senior Notes due 2011	2004	250	5.41%	6.88%	Libor	2011
Liability to Capital Trust I	2004	600	5.52%	8.00%	Libor	2027

Total		$2,350

Cash Flow Hedges: During 2004, pay fixed/receive variable interest rate swaps with notional amounts of £200 million ($385) associated with the Xerox Finance Limited GE Capital borrowing were designated and accounted for as cash flow hedges. The swaps were structured to hedge the LIBOR interest rate of the debt by converting it from a variable rate instrument to a fixed rate instrument. No ineffective portion was recorded to earnings during 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Derivatives Marked-to-Market Results: While the remainder of our portfolio of interest rate derivative instruments is intended to economically hedge interest rate risks to the extent possible, differences between the contract terms of these derivatives and the underlying related debt reduce our ability to obtain hedge accounting in accordance with SFAS No. 133. This results in mark-to-market valuation of these derivatives directly through earnings, which accordingly leads to increased earnings volatility. During 2004 and 2003, we recorded net gains of $4 and net losses of $13, respectively, from the mark-to-market valuation of interest rate derivatives for which we did not apply hedge accounting.

Terminated Swaps: During 2004, we terminated interest rate swaps with a notional value of $1.1 billion and a net fair asset value of $68. Interest rate swaps with a notional value of $600 and a fair value of $55 had previously been designated as fair value hedges against the Senior Notes due 2009. Accordingly, the corresponding $55 fair value adjustment to the Senior Notes will be amortized to interest expense over the remaining term of the notes and amounted to $9 during 2004. During 2003, we terminated interest rate swaps with a notional value of $2.0 billion and a net fair asset value of $136. The remaining derivatives terminated in 2004 as well as those terminated in 2003 had not been previously designated as hedges and accordingly those terminations had no impact on earnings as they were being marked to market through earnings each period.

Foreign Exchange Risk Management: In cases where we issue foreign currency denominated debt, we may enter into cross-currency interest rate swap agreements whereby we swap the proceeds and related interest payments with a counterparty. In return, we receive and effectively denominate the debt in local functional currencies. In addition, we may also utilize forward exchange contracts to hedge the currency exposure for interest payments on foreign currency denominated debt. These derivatives may be designated as fair value hedges or cash flow hedges depending on the nature of the risk being hedged.

We also utilize forward exchange contracts and purchased option contracts to hedge against the potentially adverse impacts of foreign currency fluctuations on foreign currency denominated assets and liabilities. Generally, changes in the value of these currency derivatives are recorded in earnings together with the offsetting foreign exchange gains and losses on the underlying assets and liabilities.

We also utilize currency derivatives to hedge anticipated transactions, primarily forecasted purchases of foreign-sourced inventory. These contracts generally mature in six months or less. Although these contracts are intended to economically hedge foreign currency risks to the extent possible, differences between the contract terms of our derivatives and the underlying forecasted exposures reduce our ability to obtain hedge accounting in accordance with SFAS No. 133. Accordingly, the changes in value for these derivatives are recorded directly through earnings.

During 2004, 2003, and 2002, we recorded aggregate exchange losses of $73, $11 and $77, respectively. Net currency losses primarily result from the spot/forward premiums on foreign exchange forward contracts, the re-measurement of unhedged foreign currency-denominated assets and liabilities and the mark-to-market impact of economic hedges of anticipated transactions for which we do not qualify for cash flow hedge accounting treatment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

At December 31, 2004, we had outstanding forward exchange and purchased option contracts with gross notional values of $5,040. The following is a summary of the primary hedging positions and corresponding fair values held as of December 31, 2004:

Currency Hedged (Buy/Sell)	Gross Notional Value	Fair Value Asset (Liability)
Euro/Pound Sterling	$1,817	$41
Yen/US Dollar	895	38
Pound Sterling/Euro	441	(5)
US Dollar/Euro	371	(29)
Canadian Dollar/Euro	230	(2)
US Dollar/Pound Sterling	203	—
Yen/Euro	190	(1)
Kronor/Pound Sterling	173	3
Swiss Franc/Pound Sterling	131	1
Euro/Canadian Dollar	108	1
Canadian Dollar/US Dollar	100	5
All Other	381	(3)

Total	$5,040	$49

At December 31, 2004 and 2003, we had outstanding cross-currency interest rate swap agreements with aggregate notional amounts of $597 and $696, respectively. The net asset fair values at December 31, 2004 and 2003 were $44 and $4, respectively. Of the outstanding agreements at December 31, 2004, the Japanese yen was the largest single currency hedged and accounted for over 98 percent of our agreements.

Cash Flow Hedges: As of December 31, 2004, cross currency swaps with a notional amount of $589 were used to hedge the currency exposure for interest payments and principal on half of our Japanese yen denominated debt of $1.3 billion. In addition, forward currency contracts were used to hedge the currency exposure for interest payments on the remaining debt. These combined strategies converted the hedged cash flows to U.S. dollar denominated payments and qualified for cash flow hedge accounting.

During 2004 and 2003, certain forward contracts were used to hedge the interest payments on Euro denominated debt of $377. The derivatives were designated and accounted for as cash flow hedges.

No amount of ineffectiveness was recorded in the Consolidated Statements of Income during 2004 or 2003 for our designated cash flow hedges and all components of each derivative’s gain or loss was included in the assessment of hedge effectiveness.

Accumulated Other Comprehensive Loss (“AOCL”): During 2004, a $16 after-tax increase in the fair value of cash flow hedges was recorded in AOCL while an after-tax amount of $(14) was transferred to earnings as a result of scheduled payments and receipts on our cash flow hedges. This resulted in an ending gain position relating to the cash flow hedges in AOCL of $3 as of December 31, 2004. During 2003, an $8 after-tax increase in the fair value of cash flow hedges was recorded in AOCL while an after-tax amount of $(6) was transferred to earnings as a result of scheduled payments and receipts on our cash flow hedges. This resulted in an ending gain position relating to the cash flow hedges in AOCL of $1 as of December 31, 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Fair Value of Financial Instruments: The estimated fair values of our financial instruments at December 31, 2004 and 2003 follow:

	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$3,218	$3,218	$2,477	$2,477
Accounts receivable, net	2,076	2,076	2,159	2,159
Short-term debt	3,074	3,093	4,236	4,281
Long-term debt	7,050	7,442	6,930	7,177
Liabilities to trusts issuing preferred securities	717	738	1,809	2,407

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

Note 12—Employee Benefit Plans

We sponsor numerous pension and other post-retirement benefit plans, primarily retiree health, in our U.S. and international operations. September 30 is the measurement date for most of our European plans and December 31 is the measurement date for all of our other post-retirement benefit plans, including all of our domestic plans. Information regarding our benefit plans is presented below:

	Pension Benefits		Other Benefits
	2004	2003	2004	2003
Change in Benefit Obligation
Benefit obligation, January 1	$8,971	$7,931	$1,579	$1,563
Service cost	222	197	22	26
Interest cost	660	934	89	91
Plan participants’ contributions	14	15	18	9
Plan amendments	232	1	—	(30)
Actuarial loss	272	312	70	18
Currency exchange rate changes	356	486	6	12
Divestitures	—	(45)	—	—
Curtailments	(2)	1	—	—
Special termination benefits	2	—	—	—
Benefits paid/settlements	(699)	(861)	(122)	(110)

Benefit obligation, December 31	$10,028	$8,971	$1,662	$1,579

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

	Pension Benefits		Other Benefits
	2004	2003	2004	2003
Change in Plan Assets
Fair value of plan assets, January 1	$7,301	$5,963	$—	$—
Actual return on plan assets	772	1,150	—	—
Employer contribution	409	672	104	101
Plan participants’ contributions	14	15	18	9
Currency exchange rate changes	311	401	—	—
Divestitures	2	(39)	—	—
Benefits paid/settlements	(699)	(861)	(122)	(110)

Fair value of plan assets, December 31	$8,110	$7,301	$—	$—

Funded status (including under-funded and non-funded plans)	(1,918)	(1,670)	(1,662)	(1,579)
Unamortized transition assets	(1)	(2)	—	—
Unrecognized prior service cost	(23)	(24)	(112)	(136)
Unrecognized net actuarial loss	1,993	1,870	494	447

Net amount recognized	$51	$174	$(1,280)	$(1,268)

Amounts recognized in the Consolidated Balance Sheets consist of:
Prepaid benefit cost	$897	$756	$—	$—
Accrued benefit liability	(1,092)	(850)	(1,280)	(1,268)
Intangible asset	4	6	—	—
Minimum pension liability included in AOCL	242	262	—	—

Net amount recognized	$51	$174	$(1,280)	$(1,268)

	Pension Benefits
	2004	2003
Change in minimum liability included in AOCL	$(20)	$(200)

Information for benefit plans that are under-funded or non-funded on a Projected Benefit Obligation basis is presented below:

	Pension Benefits		Other Benefits
	2004	2003	2004	2003
Aggregate projected benefit obligation	$9,959	$8,853	$1,662	$1,579
Aggregate fair value of plan assets	$8,019	$7,164	$—	$—

The accumulated benefit obligation for all defined benefit pension plans was $8,966 and $8,036 at December 31, 2004 and 2003, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets is presented below:

	2004	2003
Aggregate projected benefit obligation	$6,464	$5,882
Aggregate accumulated benefit obligation	$5,727	$5,207
Aggregate fair value of plan assets	$4,668	$4,367

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

	Pension Benefits			Other Benefits
	2004	2003	2002	2004	2003	2002
Components of Net Periodic Benefit Cost
Defined benefit plans
Service cost	$222	$197	$180	$22	$26	$26
Interest cost (1)	660	934	(210)	89	91	96
Expected return on plan assets (2)	(678)	(940)	134	—	—	—
Recognized net actuarial loss	104	53	7	24	13	3
Amortization of prior service cost	(1)	—	3	(24)	(18)	(5)
Recognized net transition asset	(1)	—	(1)	—	—	—
Recognized curtailment/settlement loss (gain)	44	120	55	—	(4)	—

Net periodic benefit cost	350	364	168	111	108	120
Special termination benefits	2	—	27	—	—	2
Defined contribution plans	69	62	10	—	—	—

Total	$421	$426	$205	$111	$108	$122

(1)	Interest cost includes interest expense on non-TRA obligations of $331, $289, and $238 and interest (income) expense directly allocated to TRA participant accounts of $329, $645, and $(448) for the years ended December 31, 2004, 2003 and 2002, respectively.
(2)	Expected return on plan assets includes expected investment income on non-TRA assets of $349, $295, and $314 and actual investment income (losses) on TRA assets of $329, $645, and $(448) for the years ended December 31, 2004, 2003 and 2002, respectively.

Settlement/curtailment losses and special termination benefits were incurred as a result of our restructuring programs in all periods presented. Refer to Note 7 for that portion included in restructuring charges for each of the three years ended December 31, 2004.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Plan Assets

Current Allocation and Investment Targets: As of the 2004 and 2003 measurement dates, the global pension plan assets were $8.1 billion and $7.3 billion, respectively. These assets were invested among several asset classes. The amount and percentage of assets invested in each asset class as of each of these dates is shown below:

	Asset Value		Percentage of Total Assets
	2004	2003	2004	2003
Asset Category
Equity securities (1)	$4,753	$4,222	58%	58%
Debt securities (1)	2,592	1,900	32%	26%
Real estate	464	366	6%	5%
Other	301	813	4%	11%

Total	$8,110	$7,301	100%	100%

(1)	None of the investments include debt or equity securities of Xerox Corporation.

Investment Strategy: The target asset allocations for our worldwide plans for 2004 were 59 percent invested in equities, 34 percent invested in fixed income, 6 percent invested in real estate and 1 percent invested in Other. For 2003 the target asset allocations were 60 percent invested in equities, 28 percent invested in fixed income, 4 percent invested in real estate and 8 percent invested in Other. The pension assets outside of the U.S. as of the 2004 and 2003 measurement dates were $4.1 billion and $3.4 billion, respectively.

The target asset allocations for the U.S. pension plan include 64 percent invested in equities, 30 percent in fixed income, 5 percent in real estate and 1 percent in other investments. Cash investments are sufficient to handle expected cash requirements for benefit payments and will vary throughout the year. The expected long-term rate of return on the U.S. pension assets is 8.75 percent.

We employ a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by exceeding the interest growth in long-term plan liabilities. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. This consideration involves the use of long-term measures that address both return and risk. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S and non-U.S. stocks as well as growth, value, and small and large capitalizations. Other assets such as real estate, private equity, and hedge funds are used to improve portfolio diversification. Derivatives may be used to hedge market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investments. Investment risks and returns are measured and monitored on an ongoing basis through annual liability measurements and quarterly investment portfolio reviews.

Expected Long Term Rate of Return: We employ a “building block” approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term relationships between equities and fixed income are assessed. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established giving consideration to investment diversification and rebalancing. Peer data and historical returns are reviewed periodically to assess reasonableness and appropriateness.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Contributions: We expect to contribute $114 to our worldwide pension plans and $128 to our other post retirement benefit plans in 2005. The 2005 expected pension plan contributions do not include any planned contribution for the domestic tax qualified plans because there are no required contributions to these plans for the 2005 fiscal year. However, once the January 1, 2005 actuarial valuations and projected results as of the end of the 2005 measurement year are available, the desirability of additional contributions will be assessed. Based on these results, we may voluntarily decide to contribute to these plans, even though no contribution is required.

Estimated Future Benefit Payments: The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits	Other Benefits
2005	$672	$128
2006	444	122
2007	489	124
2008	496	125
2009	571	127
Years 2010-2014	3,653	633

Assumptions

	Pension Benefits			Other Benefits
	2004	2003	2002	2004	2003	2002
Weighted-average assumptions used to determine benefit obligations at the plan measurement dates
Discount rate	5.6%	5.8%	6.2%	5.8%	6.0%	6.5%
Rate of compensation increase	4.0	3.9	3.9	(1)	(1)	(1)

(1)	Rate of compensation increase is not applicable to our other benefits as compensation levels do not impact earned benefits.

	Pension Benefits				Other Benefits
	2005	2004	2003	2002	2005	2004	2003	2002
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31
Discount rate	5.6%	5.8%	6.2%	6.8%	5.8%	6.0%	6.5%	7.2%
Expected return on plan assets	8.0	8.1	8.3	8.8	(1)	(1)	(1)	(1)
Rate of compensation increase	4.0	3.9	3.9	3.8	(2)	(2)	(2)	(2)

(1)	Expected return on plan assets is not applicable to our other benefits as these plans are unfunded.
(2)	Rate of compensation increase is not applicable to our other benefits as compensation levels do not impact earned benefits.

Assumed health care cost trend rates at December 31

	2004	2003
Health care cost trend rate assumed for next year	11.9%	11.4%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.2%	5.2%
Year that the rate reaches the ultimate trend rate	2011	2008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-percentage-point increase	One-percentage-point decrease
Effect on total service and interest cost components	$4	$(3)
Effect on post-retirement benefit obligation	$60	$(52)

Medicare Prescription Drug, Improvement and Modernization Act of 2003: In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“Act”) was signed into law. The Act will provide prescription drug coverage to retirees beginning in 2006 and will provide subsidies to sponsors of post-retirement medical plans that provide actuarially equivalent prescription drug coverage. We currently provide post-retirement benefits to a group of retirees under two plans whereby retirees have little or no cost sharing for the prescription benefits. For these retirees, the prescription drug benefit provided by us would be considered to be actuarially equivalent to the benefit provided under the Act. We have reduced our Accumulated Projected Benefit Obligation (APBO) by $64 for the subsidy related to benefits attributed to past service under these plans. This reduction will be reflected through the reduction of the amortization of actuarial losses over an effective amortization period of 12 years, which reflects the average remaining service period of the employees in the plan. We also provide postretirement benefits to another group of retirees. We have not treated the employer paid drug coverage under this plan as actuarially equivalent to the benefits provided under the Act. This assessment was made prior to the recent issuance of final regulations regarding the Act. When we have completed our final review of these regulations, we may determine that the benefits under this plan are actuarially equivalent for a period of time.

Berger Litigation: Our Retirement Income Guarantee Plan (“RIGP”) represents the primary U.S. pension plan for salaried employees. In 2003, we recorded a $239 provision for litigation relating to the court approved settlement of the Berger v. RIGP litigation. The settlement is being paid from RIGP assets and has been reflected in our 2004 actuarial valuation. The obligation related to this settlement has been included in plan amendments in the change in the benefit obligation noted above.

Employee Stock Ownership Plan (“ESOP”) Benefits: In 1989, we established an ESOP and sold to it 10 million shares of our Series B Convertible Preferred Stock (the “Convertible Preferred”) for a purchase price of $785. Each Convertible Preferred share was convertible into 6 shares of our common stock. The Convertible Preferred had a $1 par value and a guaranteed minimum value of $78.25 per share and accrued annual dividends of $6.25 per share, which were cumulative if earned. The dividends were payable in cash or additional Convertible Preferred shares, or in a combination thereof.

In May 2004, all 6.2 million of our Convertible Preferred shares were redeemed for 37 million common shares in accordance with the original conversion provisions of the Convertible Preferred shares. The redemption was accounted for through a transfer of $483 from preferred stock to common stock and additional paid-in-capital. Dividends were paid through the redemption date. The redemption had no impact on net income or diluted earnings per share (“EPS”) as such shares were previously included in our EPS computation in accordance with the “if converted” methodology.

Information relating to the ESOP trust for the three years ended December 31, 2004 follows:

	2004	2003	2002
Dividends declared on Convertible Preferred Stock	$15	$41	$78
Cash contribution to the ESOP	—	14	31
Compensation expense	—	8	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Note 13—Income and Other Taxes

Income (loss) before income taxes for the three years ended December 31, 2004 follows:

	2004	2003	2002
Domestic income (loss)	$426	$(299)	$15
Foreign income	539	735	89

Income before income taxes	$965	$436	$104

Provisions (benefits) for income taxes for the three years ended December 31, 2004 follow:

	2004	2003	2002
Federal income taxes
Current	$26	$77	$39
Deferred	114	(132)	(35)
Foreign income taxes
Current	178	144	145
Deferred	21	72	(141)
State income taxes
Current	(19)	(17)	(2)
Deferred	20	(10)	(2)

	$340	$134	$4

A reconciliation of the U.S. federal statutory income tax rate to the consolidated effective income tax rate for the three years ended December 31, 2004 follows:

	2004	2003	2002
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Nondeductible expenses	3.4	5.0	17.6
Effect of tax law changes	(1.5)	1.0	(15.3)
Change in valuation allowance for deferred tax assets	1.3	(3.8)	14.0
State taxes, net of federal benefit	1.3	(2.7)	(2.3)
Audit and other tax return adjustments	0.7	7.6	(53.7)
Tax-exempt income	(0.7)	(1.0)	(9.3)
Dividends on Series B convertible preferred stock	(0.6)	(3.1)	(22.7)
Other foreign, including earnings taxed at different rates	(2.4)	(7.0)	43.8
Other	(1.3)	(0.3)	(3.3)

Effective income tax rate	35.2%	30.7%	3.8%

The 2004 consolidated effective income tax rate of 35.2 percent was comparable to the U.S. federal statutory income tax rate. The effective income tax rate reflects the impact of nondeductible expenses and unrecognized tax benefits primarily related to recurring losses in certain jurisdictions where we continue to maintain deferred tax asset valuation allowances. This tax expense was partially offset by tax benefits from other foreign adjustments, including earnings taxed at different rates, tax law changes and other items that are individually insignificant.

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

The difference between the 2002 consolidated effective income tax rate of 3.8 percent and the U.S. federal statutory income tax rate relates primarily to the recognition of tax benefits from the favorable resolution of a foreign tax audit, tax law changes as well as the retroactive declaration of Series B Convertible Preferred Stock dividends. Such benefits were offset, in part, by tax expense recorded for the ongoing examination in India, the sale of our interest in Katun Corporation as well as recurring losses in certain jurisdictions where we are not providing tax benefits and continue to maintain deferred tax asset valuation allowances.

On a consolidated basis, we paid a total of $253, $207, and $442 in income taxes to federal, foreign and state jurisdictions in 2004, 2003 and 2002, respectively.

Total income tax expense (benefit) for the three years ended December 31, 2004 was allocated as follows:

	2004	2003	2002
Income taxes on income	$340	$134	$4
Common shareholders’ equity (1)	(20)	123	(173)

Total	$320	$257	$(169)

(1)	For tax effects of items in accumulated other comprehensive loss and tax benefits related to stock option and incentive plans.

In substantially all instances, deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries and other foreign investments carried at equity. The amount of such earnings included in consolidated retained earnings at December 31, 2004 was approximately $6 billion. These earnings have been indefinitely reinvested and we currently do not plan to initiate any action that would precipitate the payment of income taxes thereon. However, as discussed below, upon completion of our evaluation of the American Jobs Creation Act of 2004 (“the Act”), we will reassess these plans. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings. As a result of the March 31, 2001 disposition of one-half of our ownership interest in Fuji Xerox, the investment no longer qualified as a foreign corporate joint venture. Accordingly, deferred taxes are required to be provided on the undistributed earnings of Fuji Xerox, arising subsequent to such date, as we no longer have the ability to ensure indefinite reinvestment.

The United States Congress passed the Act, which the President signed into law on October 22, 2004. The Act allows a temporary incentive of an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. We are in the process of evaluating whether we will repatriate foreign earnings under the Act and we are awaiting the issuance of further regulatory guidance with respect to certain provisions prior to making a definitive decision. Based on our preliminary analysis, we believe there will not be a material benefit from this temporary incentive and accordingly, we do not expect to repatriate foreign earnings as a result of the provision. The Act also provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. Based on guidance received from the U.S. government with respect to this provision of the Act, we do not anticipate recognizing a significant tax benefit from this provision for the next several years due to U.S. taxable income limitations. However, we will continue to evaluate this provision as new guidance is issued.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

The tax effects of temporary differences that give rise to significant portions of the deferred taxes at December 31, 2004 and 2003 were as follows:

	2004	2003
Tax effect of future tax deductions
Research and development	$1,281	$1,238
Post-retirement medical benefits	499	491
Depreciation	247	311
Net operating losses	450	442
Other operating reserves	333	262
Tax credit carryforwards	289	237
Deferred compensation	198	182
Allowance for doubtful accounts	149	151
Restructuring reserves	43	69
Other	40	340

	3,529	3,723
Valuation allowance	(567)	(577)

Total deferred tax assets	$2,962	$3,146

Tax effect of future taxable income
Unearned income and installment sales	$(1,293)	$(1,250)
Other	(79)	(112)

Total deferred tax liabilities	(1,372)	(1,362)

Total deferred taxes, net	$1,590	$1,784

The above amounts are classified as current or long-term in the Consolidated Balance Sheets in accordance with the asset or liability to which they relate or, when applicable, based on the expected timing of the reversal. Current deferred tax assets at December 31, 2004 and 2003 amounted to $289 and $402, respectively.

The deferred tax assets for the respective periods were assessed for recoverability and, where applicable, a valuation allowance was recorded to reduce the total deferred tax asset to an amount that will, more likely than not, be realized in the future. The valuation allowance for deferred tax assets as of January 1, 2003 was $524. The net change in the total valuation allowance for the years ended December 31, 2004 and 2003 was a decrease of $10 and an increase of $53, respectively. The valuation allowance relates primarily to certain net operating loss carryforwards, tax credit carryforwards and deductible temporary differences for which we have concluded it is more likely than not that these items will not be realized in the ordinary course of operations.

Although realization is not assured, we have concluded that it is more likely than not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations based on the available positive and negative evidence, including scheduling of deferred tax liabilities and projected income from operating activities. The amount of the net deferred tax assets considered realizable, however, could be reduced in the near term if actual future income or income tax rates are lower than estimated, or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

At December 31, 2004, we had tax credit carryforwards of $289 available to offset future income taxes, of which $183 is available to carryforward indefinitely while the remaining $106 will begin to expire, if not utilized, in 2005. We also had net operating loss carryforwards for income tax purposes of $252 that will expire in 2005 through 2024, if not utilized, and $2.4 billion available to offset future taxable income indefinitely.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

From 1995 through 1998, we incurred capital losses from the disposition of our insurance group operations. Such losses were disallowed under the tax law existing at the time of the respective dispositions. As a result of IRS regulations issued in 2002, some portion of the losses could be claimed subject to certain limitations. We have filed amended tax returns for 1995 through 1998 reporting $1.2 billion of additional capital losses. As of December 31, 2004 we have $474 of capital gains available to be offset by these capital losses and could realize a potential tax and related interest benefit of approximately $195. We could also realize additional income tax and related interest benefits of $55 associated with the further utilization of these capital losses against a prior business sale. The additional losses claimed and related tax benefits are subject to formal review by the U.S. government, which is currently in process. We will not recognize any tax benefit of these losses until this review has reached a stage that we can estimate the probability of a favorable outcome. All remaining capital loss carryforwards from this matter expired December 31, 2003. The aggregate potential tax benefit of approximately $250 will not result in a significant cash refund, but will increase tax credit carryforwards and reduce taxes otherwise potentially due.

Note 14—Contingencies

Guarantees, Indemnifications and Warranty Liabilities:

As of December 31, 2004, we have accrued our estimate of liability incurred under our indemnification arrangements and guarantees, if any. The following is a description of arrangements in which we are a guarantor.

Indemnifications provided as part of contracts and agreements: We are a party to a variety of agreements pursuant to which we may be obligated to indemnify the other party with respect to certain matters. These obligations arise in the context of contracts that we entered into for the sale or purchase of businesses or real estate assets, under which we customarily agree to hold the other party harmless against losses arising from a breach of representations and covenants, including obligations to pay rent. Typically, these relate to such matters as adequate title to assets sold, intellectual property rights, specified environmental matters and certain income taxes. In addition, we have provided guarantees on behalf of our subsidiaries with respect to real estate leases. In certain instances, these lease guarantees may remain in effect subsequent to the sale of the subsidiary. Furthermore, in certain contracts we have agreed to indemnify various service providers, trustees and bank agents from any third party claims related to their performance on our behalf, with the exception of claims that result from their own willful misconduct or gross negligence. Also, in certain sales contracts, we have guaranteed our performance to our customers and indirectly the performance of third parties with whom we have subcontracted for their services.

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

Patent indemnifications—In most sales transactions to resellers of our products, we indemnify against possible claims of patent infringement caused by our products or solutions. These indemnifications usually do not include limits on the claims, provided the claim is made pursuant to the procedures required in the sales contract. For the indemnification agreements discussed above, it is not possible to predict the maximum potential amount of future payments under these or similar agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each agreement. Historically, payments we have made under these agreements did not have a material effect on our business, financial condition or results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Indemnification of Officers and Directors—Our corporate by-laws require that, except to the extent expressly prohibited by law, we must indemnify Xerox Corporation’s officers and directors against judgments, fines, penalties and amounts paid in settlement, including legal fees and all appeals, incurred in connection with civil or criminal action or proceedings, as it relates to their services to Xerox Corporation and our subsidiaries. Although the by-laws provide no limit on the amount of indemnification, we may have recourse against our insurance carriers for certain payments made by us. The litigation matters and regulatory actions described below involve certain of our current and former directors and officers, all of whom are covered by the aforementioned indemnity and if applicable, current and prior period insurance policies. However, certain indemnification payments may not be covered under our directors’ and officers’ insurance coverage. In addition, we indemnify certain fiduciaries of our employee benefit plans for liabilities incurred in their service as fiduciary whether or not they are officers of the Company.

The Securities and Exchange Commission (“SEC”) announced on June 5, 2003 that it had reached a settlement with several individuals who are former officers of Xerox Corporation regarding the same accounting and disclosure matters which were involved in its investigation of Xerox Corporation. These individuals neither admitted nor denied wrongdoing and agreed to pay fines, disgorgement and interest. These individuals are responsible for paying their own fines. However, because all of the individuals who settled were officers of Xerox Corporation, we were required under our by-laws to reimburse the individuals for the disgorgement, interest and legal fees of $19. This amount was accrued in 2002.

Product Warranty Liabilities: In connection with our normal sales of equipment, including those under sales-type leases, we generally do not issue product warranties. Our arrangements typically involve a separate full service maintenance agreement with the customer. The agreements generally extend over a period equivalent to the lease term or the expected useful life under a cash sale. The service agreements involve the payment of fees in return for our performance of repairs and maintenance. As a consequence, we do not have any significant product warranty obligations including any obligations under customer satisfaction programs. In a few circumstances, particularly in certain cash sales, we may issue a limited product warranty if negotiated by the customer. We also issue warranties for certain of our lower-end products in the Office segment, where full service maintenance agreements are not available. In these instances, we record warranty obligations at the time of the sale. The following table summarizes product warranty activity for the three years ended December 31, 2004:

	2004	2003	2002
Balance as of January 1	$19	$25	$46
Provisions and adjustments	45	47	51
Payments	(41)	(53)	(72)

Balance as of December 31	$23	$19	$25

Tax Related Contingencies: At December 31, 2004, our Brazilian operations had received assessments levied against it for indirect and other taxes which, inclusive of interest, were approximately $559. The change since the December 31, 2003 disclosed amount of $449 is primarily due to indexation and interest, additional assessments and currency. The assessments principally relate to the internal transfer of inventory. We are disputing these assessments and intend to vigorously defend our position. Based on the opinion of legal counsel, we do not believe that the ultimate resolution of these assessments will materially impact our results of operations, financial position or cash flows. In connection with these proceedings, we may be required to make cash deposits and other security of up to half of the total amount in dispute. Generally, any such amounts would be refundable to the extent the matter is resolved in our favor.

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

Legal Matters: As more fully discussed below, we are involved in a variety of claims, lawsuits, investigations and proceedings concerning securities law, intellectual property law, environmental law, employment law and the Employee Retirement Income Security Act (“ERISA”). We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess our potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

In 2002, we reached a settlement with the SEC, in which we neither admitted nor denied wrongdoing, with respect to previously disclosed allegations relating to matters that had been under investigation since 2000. As a result, the SEC filed a complaint, which we simultaneously settled by consenting to the entry of an Order enjoining us from future violations of Section 17(a) of the Securities Act of 1933, Sections 10(b), 13(a) and 13(b) of the 1934 Act and Rules 10b-5, 12b-20, 13a-1, 13a-13 and 13b2-1 thereunder, requiring payment of a civil penalty of $10, and imposing other ancillary relief. We continue to be subject to the provisions of the Order relating to future violations of law.

Litigation Against the Company:

In re Xerox Corporation Securities Litigation: A consolidated securities law action (consisting of 17 cases) is pending in the United States District Court for the District of Connecticut. Defendants are the Company, Barry Romeril, Paul Allaire and G. Richard Thoman. The consolidated action purports to be a class action on behalf of the named plaintiffs and all other purchasers of common stock of the Company during the period between October 22, 1998 through October 7, 1999 (“Class Period”). The amended consolidated complaint in the action alleges that in violation of Section 10(b) and/or 20(a) of the Securities Exchange Act of 1934, as amended (“1934 Act”), and SEC Rule 10b-5 thereunder, each of the defendants is liable as a participant in a fraudulent scheme and course of business that operated as a fraud or deceit on purchasers of the Company’s common stock during the Class Period by disseminating materially false and misleading statements and/or concealing material facts relating to the defendants’ alleged failure to disclose the material negative impact that the April 1998 restructuring had on the Company’s operations and revenues. The amended complaint further alleges that the alleged scheme: (i) deceived the investing public regarding the economic capabilities, sales proficiencies, growth, operations and the intrinsic value of the Company’s common stock; (ii) allowed several corporate insiders, such as the named individual defendants, to sell shares of privately held common stock of the Company while in possession of materially adverse, non-public information; and (iii) caused the individual plaintiffs and the other members of the purported class to purchase common stock of the Company at inflated prices. The amended consolidated complaint seeks unspecified compensatory damages in favor of the plaintiffs and the other members of the purported class against all defendants, jointly and severally, for all damages sustained as a result of defendants’ alleged wrongdoing, including interest thereon, together with reasonable costs and expenses incurred

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

in the action, including counsel fees and expert fees. On September 28, 2001, the court denied the defendants’ motion for dismissal of the complaint. On November 5, 2001, the defendants answered the complaint. On or about January 7, 2003, the plaintiffs filed a motion for class certification. That motion has not yet been fully briefed or argued before the court. On or about November 8, 2004, the International Brotherhood of Electrical Workers Welfare Fund of Local Union No. 164 filed a motion to intervene as a named plaintiff and class representative. That motion has been fully briefed, but has not been argued before the court. The court has not issued a ruling. The parties are currently engaged in discovery. The individual defendants and we deny any wrongdoing and are vigorously defending the action. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Christine Abarca, et al. v. City of Pomona, et al. (Pomona Water Cases): In 1999, a series of complaints was filed against the Company in the Superior Court of the State of California for the County of Los Angeles on behalf of individual plaintiffs, claiming damages as a result of our alleged disposal and/or release of hazardous substances into the soil and groundwater. Plaintiffs alleged that hazardous substances from the Company’s operations entered the municipal drinking water supplied by the City of Pomona and the Southern California Water Company, and as a result they were exposed to the substances by inhalation, ingestion and dermal contact. Plaintiffs’ claims against the Company included personal injury, wrongful death, property damage, negligence, trespass, nuisance, and violation of the California Unfair Trade Practices Act. In November 2004, the parties entered into a confidential settlement agreement, the terms of which were not material to the Company.

Carlson v. Xerox Corporation, et al.: A consolidated securities law action (consisting of 21 cases) is pending in the United States District Court for the District of Connecticut against the Company, KPMG and Paul A. Allaire, G. Richard Thoman, Anne M. Mulcahy, Barry D. Romeril, Gregory Tayler and Philip Fishbach. On September 11, 2002, the court entered an endorsement order granting plaintiffs’ motion to file a third consolidated amended complaint. The defendants’ motion to dismiss the second consolidated amended complaint was denied, as moot. According to the third consolidated amended complaint, plaintiffs purport to bring this case as a class action on behalf of an expanded class consisting of all persons and/or entities who purchased Xerox common stock and/or bonds during the period between February 17, 1998 through June 28, 2002 and who were purportedly damaged thereby (“Class”). The third consolidated amended complaint sets forth two claims: one alleging that each of the Company, KPMG, and the individual defendants violated Section 10(b) of the 1934 Act and SEC Rule 10b-5 thereunder; the other alleging that the individual defendants are also allegedly liable as “controlling persons” of the Company pursuant to Section 20(a) of the 1934 Act. Plaintiffs claim that the defendants participated in a fraudulent scheme that operated as a fraud and deceit on purchasers of the Company’s common stock and bonds by disseminating materially false and misleading statements and/or concealing material adverse facts relating to various of the Company’s accounting and reporting practices and financial condition. The plaintiffs further allege that this scheme deceived the investing public regarding the true state of the Company’s financial condition and caused the plaintiffs and other members of the alleged Class to purchase the Company’s common stock and bonds at artificially inflated prices, and prompted a SEC investigation that led to the April 11, 2002 settlement which, among other things, required the Company to pay a $10 penalty and restate its financials for the years 1997-2000 (including restatement of financials previously corrected in an earlier restatement which plaintiffs contend was improper). The third consolidated amended complaint seeks unspecified compensatory damages in favor of the plaintiffs and the other Class members against all defendants, jointly and severally, including interest thereon, together with reasonable costs and expenses, including counsel fees and expert fees. On December 2, 2002, the Company and the individual defendants filed a motion to dismiss the complaint. That motion has been fully briefed, but has not been argued before the court. The court has not issued a ruling. The individual defendants and we deny any wrongdoing and are vigorously defending the action. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Florida State Board of Administration, et al. v. Xerox Corporation, et al.: A securities law action brought by four institutional investors, namely the Florida State Board of Administration, the Teachers’ Retirement System of Louisiana, Franklin Mutual Advisers and PPM America, Inc., is pending in the United States District Court for the District of Connecticut against the Company, Paul Allaire, G. Richard Thoman, Barry Romeril, Anne Mulcahy, Philip Fishbach, Gregory Tayler and KPMG. The plaintiffs bring this action individually on their own behalves. In an amended complaint filed on October 3, 2002, one or more of the plaintiffs allege that each of the Company, the individual defendants and KPMG violated Sections 10(b) and 18 of the 1934 Act, SEC Rule 10b-5 thereunder, the Florida Securities Investors Protection Act, Fl. Stat. ss. 517.301, and the Louisiana Securities Act, R.S. 51:712(A). The plaintiffs further claim that the individual defendants are each liable as “controlling persons” of the Company pursuant to Section 20 of the 1934 Act and that each of the defendants is liable for common law fraud and negligent misrepresentation. The complaint generally alleges that the defendants participated in a scheme and course of conduct that deceived the investing public by disseminating materially false and misleading statements and/or concealing material adverse facts relating to the Company’s financial condition and accounting and reporting practices. The plaintiffs contend that in relying on false and misleading statements allegedly made by the defendants, at various times from 1997 through 2000 they bought shares of the Company’s common stock at artificially inflated prices. As a result, they allegedly suffered aggregated cash losses in excess of $200. The plaintiffs further contend that the alleged fraudulent scheme prompted a SEC investigation that led to the April 11, 2002 settlement which, among other things, required the Company to pay a $10 penalty and restate its financials for the years 1997-2000 including restatement of financials previously corrected in an earlier restatement which plaintiffs contend was false and misleading. The plaintiffs seek, among other things, unspecified compensatory damages against the Company, the individual defendants and KPMG, jointly and severally, including prejudgment interest thereon, together with the costs and disbursements of the action, including their actual attorneys’ and experts’ fees. On December 2, 2002, the Company and the individual defendants filed a motion to dismiss all claims in the complaint that are in common with the claims in the Carlson action. That motion has been fully briefed, but has not been argued before the court. The court has not issued a ruling. The individual defendants and we deny any wrongdoing and are vigorously defending the action. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

In Re Xerox Corp. ERISA Litigation: On July 1, 2002, a class action complaint captioned Patti v. Xerox Corp. et al. was filed in the United States District Court for the District of Connecticut (Hartford) alleging violations of the ERISA. Three additional class actions (Hopkins, Uebele and Saba) were subsequently filed in the same court making substantially similar claims. On October 16, 2002, the four actions were consolidated as In Re Xerox Corporation ERISA Litigation. On November 15, 2002, a consolidated amended complaint was filed. A fifth class action (Wright) was filed in the District of Columbia. It has been transferred to Connecticut and consolidated with the other actions. The purported class includes all persons who invested or maintained investments in the Xerox Stock Fund in the Xerox 401(k) Plans (either salaried or union) during the proposed class period, May 12, 1997 through November 15, 2002, and allegedly exceeds 50,000 persons. The defendants include Xerox Corporation and the following individuals or groups of individuals during the proposed class period: the Plan Administrator, the Board of Directors, the Fiduciary Investment Review Committee, the Joint Administrative Board, the Finance Committee of the Board of Directors, and the Treasurer. The complaint claims that all the foregoing defendants were fiduciaries of the Plan under ERISA and, as such, were obligated to protect the Plan’s assets and act in the interest of Plan participants. The complaint alleges that the defendants failed to do so and thereby breached their fiduciary duties. Specifically, plaintiffs claim that the defendants failed to provide accurate and complete material information to participants concerning Xerox stock, including accounting practices which allegedly artificially inflated the value of the stock, and misled participants regarding the soundness of the stock and the prudence of investing their retirement assets in Xerox stock. Plaintiffs also claim that defendants failed to invest Plan assets prudently, to monitor the other fiduciaries and to disregard Plan

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

directives they knew or should have known were imprudent, and failed to avoid conflicts of interest. The complaint does not specify the amount of damages sought. However, it asks that the losses to the Plan be restored, which it describes as “millions of dollars.” It also seeks other legal and equitable relief, as appropriate, to remedy the alleged breaches of fiduciary duty, as well as interest, costs and attorneys’ fees. We filed a motion to dismiss the complaint. The plaintiffs subsequently filed a motion for class certification and a motion to commence discovery. Defendants have opposed both motions, contending that both are premature before there is a decision on their motion to dismiss. In the fall of 2004, the Court requested an updated briefing on our motion to dismiss and update briefs were filed in December. We and the other defendants deny any wrongdoing and are vigorously defending the action. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Digwamaje et al. v. IBM et al: A purported class action was filed in the United States District Court for the Southern District of New York on September 27, 2002. Service of the First Amended Complaint on the Company was deemed effective as of December 6, 2002. On March 19, 2003, Plaintiffs filed a Second Amended Complaint that eliminated a number of corporate defendants but was otherwise identical in all material respects to the First Amended Complaint. The defendants include Xerox and a number of other corporate defendants who are accused of providing material assistance to the apartheid government in South Africa from 1948 to 1994, by engaging in commerce in South Africa and with the South African government and by employing forced labor, thereby violating both international and common law. Specifically, plaintiffs claim violations of the Alien Tort Claims Act, the Torture Victims Protection Act and RICO. They also assert human rights violations and crimes against humanity. Plaintiffs seek compensatory damages in excess of $200 billion and punitive damages in excess of $200 billion. The foregoing damages are being sought from all defendants, jointly and severally. Xerox filed a motion to dismiss the Second Amended Complaint. Oral argument of the motion was heard on November 6, 2003. By Memorandum Opinion and Order filed November 29, 2004, the court granted the motion to dismiss. A clerk’s judgment of dismissal was filed on November 30, 2004. On December 27, 2004, the Company received a notice of appeal dated December 24, 2004. On February 16, 2005, the parties filed a stipulation withdrawing the December 24, 2004 appeal on the ground that the November 30, 2004 judgment of dismissal was not appealable. Following the withdrawal, plaintiffs will apply to the district court for the entry of a new, appealable judgment. Assuming such judgment is entered, plaintiffs will have the right to file a new notice of appeal. Xerox denies any wrongdoing and is vigorously defending the action. Based upon the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Arbitration between MPI Technologies, Inc. and Xerox Canada Ltd. and Xerox Corporation: A dispute between MPI Technologies, Inc. (“MPI”) and the Company and Xerox Canada Ltd. (“XCL”) is being arbitrated in Ontario, Canada. The dispute arose under a license agreement (“Agreement”) made as of March 15, 1994 between MPI and XCL. Subsequently, the Company became MPI’s primary interface for the Agreement and the activities thereunder. MPI has alleged damages of $93 for royalties owed under the Agreement, $35 for breach of fiduciary duty or breach of confidence, $35 in punitive damages and has claimed $4 in damages, disgorgement of profits and injunctive relief with respect to a claim of copyright infringement. The Company and XCL have asserted a counterclaim against MPI for overpayment of royalties and breach of contract. In November 2004, MPI’s motion to amend its claim to add its parent, MPI Tech S.A., as a claimant was granted and the motion of the Company and XCL to dismiss MPI’s copyright claim was denied. The hearing of the arbitration commenced on January 18, 2005 and is expected to last approximately three months. The Company and XCL deny any wrongdoing, deny that any damages are owed and are vigorously defending the action. It is not possible at this stage of the arbitration to estimate the amount of loss or the range of possible loss that might result from an adverse ruling or a settlement of this matter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Accuscan, Inc. v. Xerox Corporation: On April 11, 1996, an action was commenced by Accuscan, Inc. (“Accuscan”), in the United States District Court for the Southern District of New York, against the Company seeking unspecified damages for infringement of a patent of Accuscan which expired in 1993. The suit, as amended, was directed to facsimile and certain other products containing scanning functions and sought damages for sales between 1990 and 1993. On April 1, 1998, a verdict was entered in favor of Accuscan for $40. However, on September 14, 1998, the court granted our motion for a new trial on damages. The trial ended on October 25, 1999 with a verdict of $10. We appealed to the Court of Appeals for the Federal Circuit (“CAFC”) which found the patent was not infringed, thereby terminating the lawsuit subject to an appeal which was filed by Accuscan to the U.S. Supreme Court. The decision of the U.S. Supreme Court was to remand the case back to the CAFC to consider its previous decision based on the U.S. Supreme Court’s May 28, 2002 ruling in the Festo case. On September 17, 2003, the CAFC reconsidered the case and again held that the patent was not infringed. On December 15, 2003, Accuscan filed a petition to the U.S. Supreme Court to appeal the CAFC’s September 17, 2003 decision. This petition was denied on February 23, 2004. The period during which Accuscan could obtain reconsideration of the Supreme Court’s denial of the petition for writ of certiorari has expired. Xerox and Accuscan have filed a joint motion with the District Court to have a judgment (consistent with the mandate issued by the CAFC) entered for Xerox. The parties are awaiting action on the motion by the District Court.

National Union Fire Insurance Company v. Xerox Corporation, et al.: On October 24, 2003, a declaratory judgment action was filed in the Supreme Court of the State of New York, County of New York against the Company and several current and former officers and/or members of the Board of Directors. Plaintiff claims that it issued an Excess Directors & Officers Liability and Corporate Reimbursement Policy to the Company in reliance on information from the Company that allegedly misrepresented the Company’s financial condition and outlook. The policy at issue provides for $25 of coverage as a component of the company reimbursement portion of an insurance program that provides for up to $135 coverage (after deductibles and coinsurance and subject to other policy limitations and requirements) over a three-year period. However, $10 of the entire amount may be unavailable due to the liquidation of one of the other insurers. Plaintiff seeks judgment (i) that it is entitled to rescind the policy as void from the outset; (ii) in the alternative, limiting coverage under the policy and awarding plaintiff damages in an unspecified amount representing that portion of any required payment under the policy that is attributable to the Company’s and the individual defendants’ own misconduct; and (iii) for the costs and disbursement of the action and such other relief as the court deems just and proper. On December 19, 2003, the Company and individual defendants moved to dismiss the complaint. On November 10, 2004, the Court issued an opinion partially granting and partially denying the motions. Among other things, the Court granted the motions to dismiss all of the claims for rescission and denied plaintiff’s request to replead. The Court denied the Company’s and some of the individual defendants’ motions to dismiss certain claims seeking to limit coverage based on particular provisions in the policy. Plaintiff filed notices of appeal on January 10, 2005 and February 11, 2005. The Company and the individual defendants intend to seek dismissal of the remaining claims. The Company and the individual defendants deny any wrongdoing and are vigorously defending the action.

Warren, et al. v. Xerox Corporation: On March 11, 2004, the United States District Court for the Eastern District of New York entered an order certifying a nationwide class of all black salespersons employed by Xerox from February 1, 1997 to the present under Title VII of the Civil Rights Act of 1964, as amended, and the Civil Rights Act of 1871. The suit was commenced on May 9, 2001 by six black sales representatives. The plaintiffs allege that Xerox has engaged in a pattern or practice of race discrimination against them and other black sales representatives by assigning them to less desirable sales territories, denying them promotional opportunities, and paying them less than their white counterparts. Although the complaint does not specify the amount of damages sought, plaintiffs do seek, on behalf of themselves and the classes they seek to represent, front and back pay, compensatory and punitive damages, and attorneys’ fees. We deny any wrongdoing and are vigorously defending the action. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Compression Labs, Inc. v. Agfa et al. (including Xerox Corporation): In April 2004, Compression Labs, Incorporated (CLI) commenced an action in the United States District Court for the Eastern District of Texas, Marshall Division against Xerox, along with 27 other companies, seeking unspecified damages for patent infringement, injunction and other ancillary relief. According to CLI, the patent covers an aspect of a standard for compressing full-color or gray-scale still images (JPEG). We deny any wrongdoing and are vigorously defending this action. In July 2004, along with several of the other defendants in the above named action, we filed a complaint against CLI in Federal Court in Delaware, requesting a declaratory judgment of non-infringement and invalidity; a finding of an implied license to use the patent; a finding that CLI is estopped from enforcing the patent; damages and relief under state law for deceptive trade practices, unfair competition, fraud, negligent misrepresentation, equitable estoppel and patent misuse; and relief under federal anti-trust laws for CLI’s violation of Section 2 of the Sherman Act. On February 16, 2005, the U.S. Multi-District Litigation Panel ordered the subject lawsuit (along with all related lawsuits) be transferred from the District Court of the Eastern District of Texas to the District Court for the Northern District of California. All pre-trial proceedings will occur in the Northern District of California and the lawsuit will, if necessary, be transferred back to the Eastern District of Texas for trial. Discovery for all related cases will continue in the Northern District of California, with document production continuing through the first half of 2005. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Tesseron, Ltd. v. Xerox Corporation: On October 28, 2004, an action was commenced by Tesseron, Ltd., in the United States District Court for the Northern District of Ohio against Xerox seeking unspecified damages for alleged infringement of seven U.S. patents. Tesseron asserts that its patents cover Xerox’s variable imaging software sold with Xerox’s production printing systems. Xerox filed an answer on January 28, 2005. We deny any wrongdoing and intend to vigorously defend the action. Based upon the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Derivative Litigation Brought on Behalf of the Company:

In re Xerox Derivative Actions: A consolidated putative shareholder derivative action is pending in the Supreme Court of the State of New York, County of New York against several current and former members of the Board of Directors including William F. Buehler, B.R. Inman, Antonia Ax:son Johnson, Vernon E. Jordan, Jr., Yotaro Kobayashi, Hilmar Kopper, Ralph Larsen, George J. Mitchell, N.J. Nicholas, Jr., John E. Pepper, Patricia Russo, Martha Seger, Thomas C. Theobald, Paul Allaire, G. Richard Thoman, Anne Mulcahy and Barry Romeril, and KPMG. The plaintiffs purportedly brought this action in the name of and for the benefit of the Company, which is named as a nominal defendant, and its public shareholders. The second consolidated amended complaint alleged that each of the director defendants breached their fiduciary duties to the Company and its shareholders by, among other things, ignoring indications of a lack of oversight at the Company and the existence of flawed business and accounting practices within the Company’s Mexican and other operations; failing to have in place sufficient controls and procedures to monitor the Company’s accounting practices; knowingly and recklessly disseminating and permitting to be disseminated, misleading information to shareholders and the investing public; and permitting the Company to engage in improper accounting practices. The plaintiffs further alleged that each of the director defendants breached his/her duties of due care and diligence in the management and administration of the Company’s affairs and grossly mismanaged or aided and abetted the gross mismanagement of the Company and its assets. The second amended complaint also asserted claims of negligence, negligent misrepresentation, breach of contract and breach of fiduciary duty against KPMG. Additionally, plaintiffs claimed that KPMG is liable to Xerox for contribution, based on KPMG’s share of the responsibility for any injuries or damages for which Xerox is held liable to plaintiffs in related pending

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

securities class action litigation. On behalf of the Company, the plaintiffs seek a judgment declaring that the director defendants violated and/or aided and abetted the breach of their fiduciary duties to the Company and its shareholders; awarding the Company unspecified compensatory damages against the director defendants, individually and severally, together with pre-judgment and post-judgment interest at the maximum rate allowable by law; awarding the Company punitive damages against the director defendants; awarding the Company compensatory damages against KPMG; and awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees. On December 16, 2002, the Company and the individual defendants answered the complaint. The plaintiffs filed a third consolidated and amended derivative action complaint on July 23, 2003 adding factual allegations relating to subsequent acts and transactions, namely indemnification of six former officers for disgorgements imposed pursuant to their respective settlements with the SEC and related legal fees, and adding a demand for injunctive relief with respect to that indemnification. On September 12, 2003, Xerox and the individuals filed an answer to the third consolidated and amended derivative action complaint. Discovery in this case has been stayed, to the extent it is duplicative of discovery in Carlson, as discussed herein, pending determination of the motion to dismiss in Carlson. The individual defendants deny any wrongdoing and are vigorously defending the action.

Pall v. KPMG, et al.: On May 13, 2003, a shareholder commenced a derivative action in the United States District Court for the District of Connecticut against KPMG and four of its current or former partners. The Company was named as a nominal defendant. The plaintiff had filed an earlier derivative action against certain current and former members of the Xerox Board of Directors and KPMG. That action, captioned Pall v. Buehler, et al., was dismissed for lack of jurisdiction. Plaintiff purports to bring this current action derivatively on behalf and for the benefit of the Company seeking damages allegedly caused to the Company by KPMG and the named individual defendants. The plaintiff asserts claims for contribution under the securities laws, negligence, negligent misrepresentation, breach of contract, breach of fiduciary duty and indemnification. The plaintiff seeks unspecified compensatory damages (together with pre-judgment and post-judgment interest), a declaratory judgment that defendants violated and/or aided and abetted the breach of fiduciary and professional duties to the Company, an award of punitive damages for the Company against the defendants, plus the costs and disbursements of the action. On November 7, 2003, the Company filed a limited motion to dismiss the complaint on jurisdictional grounds and reserved its right to seek dismissal on other grounds, if the court denies the initial motion. KPMG and the individual defendants also filed limited motions to dismiss on the same grounds. The motions have not been fully briefed or argued before the court.

Other Litigation:

Xerox Corporation v. 3Com Corporation, et al.: On April 28, 1997, we commenced an action in U.S. District Court for the Western District of New York against Palm, formerly owned by 3Com Corporation, for infringement of the Xerox “Unistrokes” handwriting recognition patent by the Palm Pilot using “Graffiti.” Upon reexamination, the U.S. Patent and Trademark Office confirmed the validity of all 16 claims of the original Unistrokes patent. On June 6, 2000, the District Court found the Palm Pilot with Graffiti did not infringe the Unistrokes patent claims, and on October 5, 2000 the Court of Appeals for the Federal Circuit reversed the finding of no infringement and sent the case back to the lower court to continue toward trial on the infringement claims. On December 20, 2001, the District Court granted our motions on infringement and for a finding of validity, thus establishing liability. In January 2003, Palm announced that it would stop including Graffiti in its future operating systems. On February 20, 2003, the Court of Appeals for the Federal Circuit affirmed the infringement of the Unistrokes patent by Palm’s handheld devices and remanded the validity issues to the District Court for further analysis. On December 5, 2003 Palm moved for sanctions, alleging that Xerox withheld production of material information. Xerox has since responded to the motion denying the basis of claims. On December 10, 2003 the District Court heard oral arguments on summary judgment motions from both parties

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

directed solely to the issue of validity. A decision denying Xerox’s motions and granting Palm’s motion of summary judgment for invalidity (“SJ”) was granted on May 21, 2004. In June 2004, Palm filed a motion requesting clarification of the grant of SJ, Xerox has responded to that motion, and also filed a motion to reconsider the SJ. On February 16, 2005, the District Court denied Xerox’s motion to reconsider and granted Palm’s motion to clarify. Pursuant to granting Palm’s motion, the District Court supplemented its decision of May 21, 2004. Xerox plans to appeal the grant of summary judgment of invalidity in due course.

Other Matters:

It is our policy to promptly and carefully investigate, often with the assistance of outside advisers, allegations of impropriety that may come to our attention. If the allegations are substantiated, appropriate prompt remedial action is taken. When and where appropriate, we report such matters to the U.S. Department of Justice and to the SEC, and/or make public disclosure.

U.S. Attorney’s Office Investigation: We previously reported that the U.S. attorney’s office in Bridgeport, Connecticut was conducting an investigation into matters relating to Xerox, namely accounting and disclosure issues during the period 1998 to 2000, particularly relating to the Company’s operations in Latin America. The accounting matters upon which the U.S. Attorney’s office appeared to be focusing were the ones that were investigated by the SEC and addressed in the Company’s restatements. The Company cooperated with the investigation and provided documents as requested. On October 15, 2004 the U.S. Attorney’s office informed the Company that it has completed its investigation and declined to bring charges against the Company or any individuals in connection with the investigation.

India. In recent years we have become aware of a number of matters at our Indian subsidiary, Xerox Modicorp Ltd., that occurred over a period of several years much of which occurred before we obtained majority ownership of these operations in mid 1999. These matters include misappropriations of funds and payments to other companies that may have been inaccurately recorded on the subsidiary’s books and certain improper payments in connection with sales to government customers. These transactions were not material to the Company’s financial statements. We have reported these transactions to the Indian authorities, the U.S. Department of Justice and to the SEC. The private Indian investigator engaged by the Indian Ministry of Company Affairs has completed an investigation of these matters. The Indian Ministry of Company Affairs has provided our Indian subsidiary with a portion of the investigator’s report which addresses the previously disclosed misappropriation of funds and improper payments and has requested comments, which the Indian subsidiary intends to provide in due course. The report includes allegations that Xerox Modicorp Ltd.’s senior officials and the Company were aware of such activities. The report also asserts the need for further investigation into potential criminal acts related to the improper activities addressed by the report. The matter is now pending in the Indian Ministry of Company Affairs. The Company has reported these developments and furnished a copy of the portion of the report received by Xerox Modicorp Ltd. to the U.S. Department of Justice and the SEC. In October 2004, we increased our ownership interest in our Indian subsidiary to 86 percent, further increasing our controlling interest over this subsidiary.

Note 15—Preferred Stock

As of December 31, 2004, we have one class of preferred stock outstanding as well as one class of preferred stock purchase rights. In total, we are authorized to issue approximately 22 million shares of cumulative preferred stock, $1.00 par value.

Series C Mandatory Convertible Preferred Stock: In June 2003, we issued 9.2 million shares of 6.25 percent Series C Mandatory Convertible Preferred Stock with a stated liquidation value of $100 per share for net proceeds of $889. The proceeds from these securities were used to repay a portion of our indebtedness. Annual dividends of $6.25 per share are cumulative and payable quarterly in cash, shares of our common stock or a combination thereof.

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

Preferred Stock Purchase Rights: We have a shareholder rights plan designed to deter coercive or unfair takeover tactics and to prevent a person or persons from gaining control of us without offering a fair price to all shareholders. Under the terms of this plan, one-half of one preferred stock purchase right (“Right”) accompanies each share of outstanding common stock. Each full Right entitles the holder to purchase from us one three-hundredth of a new series of preferred stock at an exercise price of $250. Within the time limits and under the circumstances specified in the plan, the Rights entitle the holder to acquire either our common stock, the stock of the surviving company in a business combination, or the stock of the purchaser of our assets, having a value of two times the exercise price. The Rights, which expire in April 2007, may be redeemed prior to becoming exercisable by action of the Board of Directors at a redemption price of $.01 per Right. The Rights are non-voting and, until they become exercisable, have no dilutive effect on the earnings per share or book value per share of our common stock.

Note 16—Common Stock

We have 1.75 billion authorized shares of common stock, $1 par value. At December 31, 2004, 131 million shares were reserved for issuance under our incentive compensation plans. In addition, at December 31, 2004, 90 million common shares were reserved for the conversion of the Series C Mandatory Convertible Preferred Stock, 48 million common shares were reserved for debt to equity exchanges, and 2 million common shares were reserved for the conversion of convertible debt.

Stock Option and Long-term Incentive Plans: We have a long-term incentive plan whereby eligible employees may be granted non-qualified stock options, shares of common stock (restricted or unrestricted) and stock appreciation rights (“SARs”). Stock options and stock awards are settled with newly issued shares of our common stock, while SARs are settled with cash.

We granted 2.5 million, 1.6 million and 1.6 million shares of restricted stock to key employees for the years ended December 31, 2004, 2003 and 2002, respectively. No monetary consideration is paid by employees who receive restricted shares. Compensation expense for restricted grants is based upon the grant date market price and is recorded over the vesting period, which is generally three years. Compensation expense recorded for restricted grants was $22, $15 and $17 in 2004, 2003 and 2002, respectively.

Stock options generally vest over a period of three years and expire between eight and ten years from the date of grant. The exercise price of the options is equal to the market value of our common stock on the effective date of grant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

At December 31, 2004 and 2003, 33.9 million and 21.4 million shares, respectively, were available for grant of options or awards. The following table provides information relating to the status of, and changes in, stock options granted for each of the three years ended December 31, 2004 (stock options in thousands):

	2004		2003		2002
Employee Stock Options	Stock Options	Average Option Price	Stock Options	Average Option Price	Stock Options	Average Option Price
Outstanding at January 1	97,839	$21	76,849	$26	68,829	$29
Granted	11,216	14	31,106	10	14,286	10
Cancelled	(8,071)	32	(6,840)	21	(5,668)	34
Exercised	(9,151)	7	(3,276)	6	(598)	5

Outstanding at December 31	91,833	21	97,839	21	76,849	26

Exercisable at end of year	65,199		58,652		45,250

Options outstanding and exercisable at December 31, 2004 were as follows (stock options in thousands):

	Options Outstanding			Options Exercisable
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Range of Exercise Prices
$4.75 to $6.98	8,058	5.97	$4.86	7,348	$4.82
7.13 to 10.69	34,920	7.34	9.09	21,342	9.30
10.70 to 15.27	11,507	6.97	13.66	396	13.06
16.91 to 22.88	12,545	5.00	21.77	11,310	21.77
25.38 to 36.70	7,830	2.93	31.58	7,830	31.58
41.72 to 60.95	16,973	2.72	52.60	16,973	52.60

	91,833	5.62	$20.98	65,199	$24.93

Note 17—Earnings Per Share

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

The detail of the computation of basic and diluted EPS follows (shares in thousands):

	2004	2003	2002
Basic Earnings per common share:
Income from continuing operations before cumulative effect of change in accounting principle	$776	$360	$154
Accrued dividends on:
Series C Mandatory Convertible Preferred Stock	(57)	(30)	—
Series B Convertible Preferred Stock, net	(16)	(41)	(73)

Adjusted income from continuing operations before cumulative effect of change in accounting principle	703	289	81
Gain on sale of ContentGuard, net	83	—	—
Cumulative effect of change in accounting principle	—	—	(63)

Adjusted net income available to common shareholders	$786	$289	$18

Weighted average common shares outstanding	834,321	769,032	731,280

Basic earnings per share:
Income from continuing operations before cumulative effect of change in accounting principle	$0.84	$0.38	$0.11
Gain on sale of ContentGuard, net	0.10	—	—
Cumulative effect of change in accounting principle	—	—	(0.09)

Basic earnings per share	$0.94	$0.38	$0.02

Diluted Earnings per common share:
Income from continuing operations before cumulative effect of change in accounting principle	$776	$360	$154
ESOP expense adjustment, net	(6)	(35)	(73)
Accrued dividends on Series C Mandatory Convertible Preferred Stock	—	(30)	—
Interest on Convertible Securities, net of tax	51	—	—

Adjusted income from continuing operations before cumulative effect of change in accounting principle	821	295	81
Gain on sale of ContentGuard, net	83	—	—
Cumulative effect of change in accounting principle	—	—	(63)

Adjusted net income available to common shareholders	$904	$295	$18

Weighted Average Common Shares Outstanding	834,321	769,032	731,280
Common shares issuable with respect to:
Stock options	14,198	8,273	5,401
Series B Convertible Preferred Stock	17,359	51,082	70,463
Convertible Securities	106,272	—	—
Series C Mandatory Convertible Preferred Stock	74,797	—	—

Adjusted Weighted Average Shares Outstanding	1,046,947	828,387	807,144

Diluted earnings per share:
Income from continuing operations before cumulative effect of change in accounting principle	$0.78	$0.36	$0.10
Gain on sale of ContentGuard, net of income taxes	0.08	—	—
Cumulative effect of change in accounting principle	—	—	(0.08)

Diluted earnings per share	$0.86	$0.36	$0.02

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

The 2004, 2003 and 2002 computation of diluted earnings per share did not include the effects of 38 million, 63 million and 64 million stock options, respectively, because their respective exercise prices were greater than the corresponding market value per share of our common stock.

In addition, in 2003 and 2002 the following potentially dilutive securities were not included in the computation of diluted EPS because to do so would have been anti-dilutive (in thousands of shares on weighted-average basis):

	2003	2002
Series C Mandatory Convertible Preferred Stock	43,656	—
Liability to subsidiary trust issuing preferred securities—Trust II	113,426	113,426
Convertible subordinated debentures	1,992	9,121

Total	159,074	122,547

All such securities were dilutive or converted to common stock in 2004.

Note 18—Divestitures and Other Sales

During the three years ended December 31, 2004, the following significant transactions occurred:

ScanSoft: In April 2004, we completed the sale of our ownership interest in ScanSoft, Inc. (“ScanSoft”) to affiliates of Warburg Pincus for approximately $79 in cash, net of transaction costs. Prior to the sale, we beneficially owned approximately 15% of ScanSoft’s outstanding equity interests. The sale resulted in a pre-tax gain of $38. Prior to this transaction, our investment in ScanSoft was accounted for as an “available for sale” investment. The gain is classified within Other expenses, net in the accompanying consolidated statements of income.

ContentGuard: In March 2004, we sold all but 2 percent of our 75 percent ownership interest in ContentGuard Inc, (“ContentGuard”) to Microsoft Corporation and Time Warner Inc. for $66 in cash. The sale resulted in a pre-tax gain of $109 as our investment reflected the recognition of cumulative operating losses. The gain on sale has been presented within the accompanying consolidated statements of income considering the reporting requirements related to discontinued operations of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The revenues, operating results and net assets of ContentGuard were immaterial for all periods presented. ContentGuard, which was originally created out of research developed at the Xerox Palo Alto Research center (PARC), licenses intellectual property and technologies related to digital rights management.

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

Flextronics Manufacturing Outsourcings: In the fourth quarter of 2001, we entered into purchase and supply agreements with Flextronics, a global electronics manufacturing services company. Under the agreements, Flextronics purchased related inventory, property and equipment. Pursuant to the purchase agreement, we sold our operations in Toronto, Canada; Aguascalientes, Mexico, Penang, Malaysia, Venray, The Netherlands and Resende, Brazil to Flextronics in a series of transactions, which were completed in 2002. In total, approximately 4,100 Xerox employees in certain of these operations transferred to Flextronics. Total proceeds from the sales in 2002 and 2001 were $167, plus the assumption of certain liabilities.

Under the supply agreement, Flextronics manufactures and supplies equipment and components, including electronic components, for the Office segment of our business. This represents approximately 50 percent of our overall worldwide manufacturing operations. The initial term of the Flextronics supply agreement is through December 2006 subject to our right to extend for two years. Thereafter it will automatically be renewed for one-year periods, unless either party elects to terminate the agreement. We have agreed to purchase from Flextronics most of our requirements for certain products in specified product families. We also must purchase certain electronic components from Flextronics, so long as Flextronics meets certain pricing requirements. Flextronics must acquire inventory in anticipation of meeting our forecasted requirements and must maintain sufficient manufacturing capacity to satisfy such forecasted requirements. Under certain circumstances, we may become obligated to repurchase inventory that remains unused for more than 180 days, becomes obsolete or upon termination of the supply agreement. Our remaining manufacturing operations are primarily located in Rochester, NY for our high end production products and consumables and Wilsonville, OR for consumable supplies and components for the Office segment products.

Note 19—Financial Statements of Subsidiary Guarantors

The Senior Notes due 2009, 2010, 2011 and 2013 are jointly and severally guaranteed by Intelligent Electronics, Inc. and Xerox International Joint Marketing, Inc. (the “Guarantor Subsidiaries”), each of which is wholly-owned by Xerox Corporation (the “Parent Company”). The following supplemental financial information sets forth, on a condensed consolidating basis, the balance sheets, statements of income and statements of cash flows for the Parent Company, the Guarantor Subsidiaries, the non-guarantor subsidiaries and total consolidated Xerox Corporation and subsidiaries as of December 31, 2004 and December 31, 2003 and for the years ended December 31, 2004, 2003, and 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Condensed Consolidating Statements of Income for the Year Ended December 31, 2004

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total Company
Revenues
Sales	$3,469	$—	$4,081	$(291)	$7,259
Service, outsourcing and rentals	4,050	—	3,696	(217)	7,529
Finance income	314	—	713	(93)	934
Intercompany revenues	713	—	365	(1,078)	—

Total Revenues	8,546	—	8,855	(1,679)	15,722

Costs and Expenses
Cost of sales	2,399	—	2,715	(426)	4,688
Cost of service, outsourcing and rentals	2,248	—	2,075	(17)	4,306
Equipment financing interest	106	—	332	(93)	345
Intercompany cost of sales	619	—	297	(916)	—
Research and development expenses	669	—	127	(36)	760
Selling, administrative and general expenses	2,321	—	2,088	(206)	4,203
Restructuring and asset impairment charges	51	—	35	—	86
Other (income) expenses, net	(35)	(19)	424	(1)	369

Total Costs and Expenses	8,378	(19)	8,093	(1,695)	14,757

Income from Continuing Operations before Income Taxes and Equity Income	168	19	762	16	965
Income taxes	100	7	229	4	340
Equity in net income of unconsolidated affiliates	15	—	131	5	151
Equity in net income of consolidated affiliates	693	(33)	—	(660)	—

Income (Loss) from Continuing Operations	776	(21)	664	(643)	776
Gain on sale of ContentGuard, net of income taxes of $26	83	—	—	—	83
Net Income (Loss)	$859	$(21)	$664	$(643)	$859

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Condensed Consolidating Balance Sheets as of December 31, 2004

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total Company
Assets
Cash and cash equivalents	$2,446	$—	$772	$—	$3,218
Accounts receivable, net	358	—	1,718	—	2,076
Billed portion of finance receivables, net	206	—	171	—	377
Finance receivables, net	581	—	2,351	—	2,932
Inventories	669	—	514	(40)	1,143
Other current assets	457	—	672	53	1,182

Total Current Assets	4,717	—	6,198	13	10,928

Finance receivables due after one year, net	1,099	—	4,089	—	5,188
Equipment on operating leases, net	229	—	169	—	398
Land, buildings and equipment, net	979	—	780	—	1,759
Investments in affiliates, at equity	61	—	801	(17)	845
Investments in and advances to consolidated subsidiaries	9,050	(136)	(165)	(8,749)	—
Intangible assets, net	289	—	8	—	297
Goodwill	490	290	1,060	8	1,848
Other long-term assets	1,106	—	2,515	—	3,621

Total Assets	$18,020	$154	$15,455	$(8,745)	$24,884

Liabilities and Equity
Short-term debt and current portion of long-term debt	$5	$—	$3,069	$—	$3,074
Accounts payable	476	—	522	39	1,037
Other current liabilities	1,428	7	760	(6)	2,189

Total Current Liabilities	1,909	7	4,351	33	6,300

Long-term debt	3,632	—	3,418	—	7,050
Intercompany payables, net	1,891	(239)	(1,630)	(22)	—
Liabilities to subsidiary trusts issuing preferred securities	717	—	—	—	717
Other long-term liabilities	2,738	—	961	(15)	3,684

Total Liabilities	10,887	(232)	7,100	(4)	17,751

Series C mandatory convertible preferred stock	889	—	—	—	889
Common shareholders’ equity	6,244	386	8,355	(8,741)	6,244

Total Liabilities and Equity	$18,020	$154	$15,455	$(8,745)	$24,884

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Condensed Consolidating Statements of Cash Flows for the Year Ended December 31, 2004

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Total Company
Net cash provided by operating activities	$1,122	$—	$628	$1,750
Net cash provided by investing activities	72	—	131	203
Net cash provided by (used in) financing activities	153	—	(1,446)	(1,293)
Effect of exchange rate changes on cash and cash equivalents	(2)	—	83	81

Increase (decrease) in cash and cash equivalents	1,345	—	(604)	741
Cash and cash equivalents at beginning of period	1,101	—	1,376	2,477

Cash and cash equivalents at end of period	$2,446	$—	$772	$3,218

Condensed Consolidating Statements of Income for the Year Ended December 31, 2003

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total Company
Revenues
Sales	$3,326	$—	$3,704	$(60)	$6,970
Service, outsourcing and rentals	4,257	—	3,680	(203)	7,734
Finance income	337	—	750	(90)	997
Intercompany revenues	535	—	427	(962)	—

Total Revenues	8,455	—	8,561	(1,315)	15,701

Cost and Expenses
Cost of sales	2,155	—	2,487	(206)	4,436
Cost of service, outsourcing and rentals	2,314	—	2,019	(22)	4,311
Equipment financing interest	88	—	364	(90)	362
Intercompany cost of sales	473	—	342	(815)	—
Research and development expenses	765	—	116	(13)	868
Selling, administrative and general expenses	2,485	—	1,955	(191)	4,249
Restructuring and asset impairment charges	105	—	71	—	176
Gain on affiliate’s sale of stock	(13)	—	—	—	(13)
Other expenses (income), net	517	(18)	371	6	876

Total Costs and Expenses	8,889	(18)	7,725	(1,331)	15,265

(Loss) Income before Income Taxes (Benefits) and Equity Income	(434)	18	836	16	436
Income taxes (benefits)	(108)	7	224	11	134
Equity in net income of unconsolidated affiliates	—	—	61	(3)	58
Equity in net income of consolidated affiliates	686	(28)	—	(658)	—

Net Income (Loss)	$360	$(17)	$673	$(656)	$360

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Condensed Consolidating Balance Sheets as of December 31, 2003

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total Company
Assets
Cash and cash equivalents	$1,101	$—	$1,376	$—	$2,477
Accounts receivable, net	717	—	1,442	—	2,159
Billed portion of finance receivables, net	270	—	191	—	461
Finance receivables, net	454	—	2,527	—	2,981
Inventories	669	—	520	(37)	1,152
Other current assets	466	—	639	—	1,105

Total Current Assets	3,677	—	6,695	(37)	10,335

Finance receivables due after one year, net	834	—	4,537	—	5,371
Equipment on operating leases, net	212	—	176	(24)	364
Land, buildings and equipment, net	1,024	—	803	—	1,827
Investments in affiliates, at equity	73	—	571	—	644
Investments in and advances to consolidated subsidiaries	7,849	(64)	192	(7,977)	—
Intangible assets, net	325	—	—	—	325
Goodwill	491	296	935	—	1,722
Other long-term assets	1,611	—	2,392	—	4,003

Total Assets	$16,096	$232	$16,301	$(8,038)	$24,591

Liabilities and Equity
Short-term debt and current portion of long-term debt	$588	$—	$3,648	$—	$4,236
Accounts payable	517	—	493	—	1,010
Other current liabilities	968	13	1,431	11	2,423

Total Current Liabilities	2,073	13	5,572	11	7,669

Long-term debt	2,840	—	4,090	—	6,930
Intercompany payables, net	3,042	(188)	(2,869)	15	—
Liabilities to subsidiary trusts issuing preferred securities	743	—	1,066	—	1,809
Other long-term liabilities	2,719	—	684	101	3,504

Total Liabilities	11,417	(175)	8,543	127	19,912

Series B convertible preferred stock	499	—	—	—	499
Series C mandatory convertible preferred stock	889	—	—	—	889
Common shareholders’ equity	3,291	407	7,758	(8,165)	3,291

Total Liabilities and Equity	$16,096	$232	$16,301	$(8,038)	$24,591

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Condensed Consolidating Statements of Cash Flows for the Year Ended December 31, 2003

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Total Company
Net cash provided by (used in) operating activities	$2,673	$—	$(794)	$1,879
Net cash (used in) provided by investing activities	(475)	—	524	49
Net cash (used in) provided by financing activities	(2,769)	—	299	(2,470)
Effect of exchange rate changes on cash and cash equivalents	—	—	132	132

(Decrease) increase in cash and cash equivalents	(571)	—	161	(410)
Cash and cash equivalents at beginning of period	1,672	—	1,215	2,887

Cash and cash equivalents at end of period	$1,101	$—	$1,376	$2,477

Condensed Consolidating Statements of Income for the Year Ended December 31, 2002

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total Company
Revenues
Sales	$3,396	$—	$3,427	$(71)	$6,752
Service, outsourcing and rentals	4,589	—	3,657	(149)	8,097
Finance income	294	—	806	(100)	1,000
Intercompany revenues	327	—	513	(840)	—

Total Revenues	8,606	—	8,403	(1,160)	15,849

Cost and Expenses
Cost of sales	2,055	—	2,403	(225)	4,233
Cost of service, outsourcing and rentals	2,471	—	2,046	(23)	4,494
Equipment financing interest	119	—	382	(100)	401
Intercompany cost of sales	294	—	382	(676)	—
Research and development expenses	804	—	125	(12)	917
Selling, administrative and general expenses	2,607	—	1,970	(140)	4,437
Restructuring and asset impairment charges	95	—	575	—	670
Other expenses (income), net	255	(25)	360	3	593

Total Cost and Expenses	8,700	(25)	8,243	(1,173)	15,745

(Loss) Income before Income Taxes (Benefits), Equity Income and Cumulative Effect of Change in Accounting Principle	(94)	25	160	13	104
Income taxes (benefits)	(17)	10	5	6	4
Equity in net income of unconsolidated affiliates	(6)	—	65	(5)	54
Equity in net income of consolidated affiliates	237	(18)	—	(219)	—

Income (Loss) before Cumulative Effect of Change in Accounting Principle	154	(3)	220	(217)	154
Cumulative effect of change in accounting principle	(63)	—	(62)	62	(63)

Net Income (Loss)	$91	$(3)	$158	$(155)	$91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Condensed Consolidating Statements of Cash Flows for the Year Ended December 31, 2002

	Parent Company	Guarantors Subsidiaries	Non-Guarantor Subsidiaries	Total Company
Net cash provided by (used in) operating activities	$2,812	$4	$(836)	$1,980
Net cash (used in) provided by investing activities	(1,718)	(1)	1,812	93
Net cash used in financing activities	(1,836)	(3)	(1,453)	(3,292)
Effect of exchange rate changes on cash and cash equivalents	—	—	116	116

Decrease in cash and cash equivalents	(742)	—	(361)	(1,103)
Cash and cash equivalents at beginning of period	2,414	—	1,576	3,990

Cash and cash equivalents at end of period	$1,672	—	$1,215	$2,887

Note 20—Subsequent Event

In February 2005, we entered into an agreement to sell our entire ownership interest in Integic Corporation (“Integic”) for which we will receive an estimated $96 in cash at closing. The sale, which we expect to close in the first half of 2005, is expected to result in a pre-tax gain of approximately $92 ($57 after-tax). These amounts, however, are subject to change based on final closing adjustments, which are not expected to be material. Our investment in Integic is currently accounted for on the equity method and is included in Investments in affiliates, at equity in our consolidated balance sheets. Integic is an information technology provider specializing in enterprise health and business process management solutions.

REPORTS OF MANAGEMENT

Management’s Responsibility for Financial Statements

Our management is responsible for the integrity and objectivity of all information presented in this annual report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management’s best estimates and judgments. Management believes the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements fairly represent the Company’s financial position and results of operations.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with the independent auditors, PricewaterhouseCoopers LLP, the internal auditors and representatives of management to review accounting, financial reporting, internal control and audit matters, as well as the nature and extent of the audit effort. The Audit Committee is responsible for the engagement of the independent auditors. The independent auditors and internal auditors have free access to the Audit Committee.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the rules promulgated under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive, financial and accounting officers, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on the above evaluation, our management has concluded that, as of December 31, 2004, we did not have any material weaknesses in our internal control over financial reporting and our internal control over financial reporting was effective. Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm (independent auditors), as stated in their report which is included herein.

/s/ ANNE M. MULCAHY	/s/ LAWRENCE A. ZIMMERMAN	/s/ GARY R. KABURECK
Chief Executive Officer	Chief Financial Officer	Chief Accounting Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Xerox Corporation:

We have completed an integrated audit of Xerox Corporation’s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and common shareholders’ equity present fairly, in all material respects, the financial position of Xerox Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP
Stamford, Connecticut
February 21, 2005

QUARTERLY RESULTS OF OPERATIONS (Unaudited) In millions, except per-share data

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2004
Revenues	$3,827	$3,853	$3,716	$4,326	$15,722
Costs and Expenses (1)	3,625	3,581	3,553	3,998	14,757

Income from Continuing Operations before Income Taxes and Equity Income	202	272	163	328	965
Income taxes	67	91	62	120	340
Equity in net income of unconsolidated affiliates (2)	30	27	62	32	151
Gain on sale of ContentGuard, net	83	—	—	—	83

Net Income	$248	$208	$163	$240	$859

Basic Earnings per Share (3)	$0.28	$0.23	$0.18	$0.26	$0.94

Diluted Earnings per Share (3)	$0.25	$0.21	$0.17	$0.24	$0.86

2003
Revenues	$3,757	$3,920	$3,732	$4,292	$15,701
Costs and Expenses (1)	3,903	3,810	3,590	3,962	15,265

(Loss) Income before Income Taxes (Benefits) and Equity Income	(146)	110	142	330	436
Income taxes (benefits)	(67)	40	38	123	134
Equity in net income of unconsolidated affiliates	14	16	13	15	58

Net (Loss) Income	$(65)	$86	$117	$222	$360

Basic (Loss) Earnings per Share (3)	$(0.10)	$0.10	$0.12	$0.25	$0.38

Diluted (Loss) Earnings per Share (3)	$(0.10)	$0.09	$0.11	$0.22	$0.36

(1)	Costs and expenses include restructuring and asset impairment charges of $6, $33, $23 and $24 for the first, second, third and fourth quarters of 2004, respectively, and $8, $37, $11 and $120 for the first, second, third and fourth quarters of 2003, respectively. Costs and expenses include a gain of $38 from the sale of our investment in ScanSoft in the second quarter of 2004. Cost and expenses include a provision relating to the Berger v. Retirement Income Guarantee Plan (RIGP) litigation of $300 and $(61) in the first quarter and fourth quarter of 2003, respectively. Cost and expenses include a $73 loss on early extinguishment of debt in the second quarter 2003.
(2)	Equity in net income of unconsolidated affiliates for the third quarter 2004 includes an after-tax $38 pension settlement benefit from Fuji Xerox.
(3)	The sum of quarterly (loss) earnings per share may differ from the full-year amounts due to rounding, or in the case of diluted earnings per share, because securities that are anti-dilutive in certain quarters may not be anti-dilutive on a full-year basis.

FIVE YEARS IN REVIEW

	2004	2003	2002	2001	2000
(Dollars in millions, except per-share data)
Per-Share Data (1)
Income (Loss) from continuing operations before cumulative effect of change in accounting principle
Basic	$0.84	$0.38	$0.11	$(0.15)	$(0.48)
Diluted	0.78	0.36	0.10	(0.15)	(0.48)
Earnings (Loss)
Basic	$0.94	$0.38	$0.02	$(0.15)	$(0.48)
Diluted	0.86	0.36	0.02	(0.15)	(0.48)
Common stock dividends	—	—	—	0.05	0.65
Operations
Revenues	$15,722	$15,701	$15,849	$17,008	$18,751
Sales	7,259	6,970	6,752	7,443	8,839
Service, outsourcing and rentals	7,529	7,734	8,097	8,436	8,750
Finance income	934	997	1,000	1,129	1,162
Research and development expenses	760	868	917	997	1,064
Selling, administrative and general expenses	4,203	4,249	4,437	4,728	5,518
Income (loss) from continuing operations before cumulative effect of change in accounting principle	776	360	154	(92)	(273)
Net income (loss) (1)	859	360	91	(94)	(273)
Financial Position
Cash and cash equivalents	$3,218	$2,477	$2,887	$3,990	$1,750
Accounts and finance receivables, net	10,573	10,972	11,077	11,574	13,067
Inventories	1,143	1,152	1,231	1,364	1,983
Equipment on operating leases, net	398	364	450	804	1,266
Land, buildings and equipment, net	1,759	1,827	1,757	1,999	2,527
Investment in discontinued operations	440	449	728	749	534
Total assets	24,884	24,591	25,550	27,746	28,291
Consolidated capitalization
Short-term debt and current portion of long-term debt	3,074	4,236	4,377	6,637	3,080
Long-term debt	7,050	6,930	9,794	10,107	15,557

Total debt	10,124	11,166	14,171	16,744	18,637
Minorities’ interests in equity of subsidiaries	80	102	73	73	87
Obligation for equity put options	—	—	—	—	32
Liabilities to subsidiary trusts issuing preferred securities	717	1,809	1,793	1,787	721
Series B convertible preferred stock	—	499	508	470	426
Series C mandatory convertible preferred stock	889	889	—	—	—
Common shareholders’ equity	6,244	3,291	1,893	1,797	1,801

Total capitalization	$18,054	$17,756	$18,438	$20,871	$21,704

Selected Data and Ratios
Common shareholders of record at year-end	55,152	56,326	57,300	59,830	59,879
Book value per common share	$6.53	$4.15	$2.56	$2.49	$2.68
Year-end common stock market price	$17.01	$13.80	$8.05	$10.42	$4.63
Employees at year-end	58,100	61,100	67,800	78,900	91,500
Gross margin	40.6%	42.0%	42.4%	38.2%	37.4%
Sales gross margin	35.4%	36.4%	37.3%	30.5%	31.2%
Service, outsourcing and rentals gross margin	42.8%	44.3%	44.5%	42.2%	41.1%
Finance gross margin	63.1%	63.7%	59.9%	59.5%	57.1%
Working capital	$4,628	$2,666	$3,242	$2,340	$4,928
Current ratio	1.7	1.4	1.4	1.2	1.8
Cost of additions to land, buildings and equipment	$204	$197	$146	$219	$452
Depreciation on buildings and equipment	$305	$299	$341	$402	$417

(1)	Net income (loss), as well as Basic and Diluted Earnings per Share for the years ended December 31, 2004, 2003 and 2002 exclude the effect of amortization of goodwill in accordance with the adoption of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets.” Amortization expense, net, related to Goodwill was $59 and $58, in 2001 and 2000, respectively.
(2)	In March 2001, we sold half of our ownership interest in Fuji Xerox to Fuji Photo Film Co. Ltd. for $1.3 billion in cash. In connection with the sale, we recorded a pre-tax gain of $773. As a result, our ownership percentage decreased from 50 percent to 25 percent.