Form 10-K, Exhibit 13
period 2005-12-31
XEROX CORP
filed 2006-02-21
CIK 108772

EXHIBIT 13

INDEX TO ANNUAL REPORT

Management’s Discussion and Analysis of Results of Operations and Financial Condition	3

Executive Overview	3

Financial Overview	3

Application of Critical Accounting Policies	6

Summary of Results	9

Segment Revenues	9

Segment Operating Profit	13

Gross Margins	14

Research, Development and Engineering	15

Selling, Administrative and General Expenses	16

Restructuring Programs	16

Gain on Affiliate’s Sale of Stock	16

Other Expenses, Net	17

Income Taxes	18

Equity in Net Income of Unconsolidated Affiliates	19

Income from Discontinued Operations	19

Recent Accounting Pronouncements	20

Capital Resources and Liquidity	20

Cash Flow Analysis	20

Customer Financing Activities and Debt	22

Liquidity	23

Contractual Cash Obligations and Other Commercial Commitments and Contingencies	26

Off-Balance Sheet Arrangements	27

Financial Risk Management	27

Forward-Looking Statements	28

Audited Consolidated Financial Statements
Consolidated Statements of Income	29
Consolidated Balance Sheets	30
Consolidated Statements of Cash Flows	31
Consolidated Statements of Common Shareholders’ Equity	32

Notes to Consolidated Financial Statements	33

1. Summary of Significant Accounting Policies	33
2. Segment Reporting	41
3. Short-Term Investments	44
4. Receivables, Net	46
5. Inventories and Equipment on Operating Leases, Net	48
6. Land, Buildings and Equipment, Net	49
7. Investments in Affiliates, at Equity	50
8. Goodwill and Intangible Assets, Net	52
9. Restructuring Programs	52
10. Supplementary Financial Information	55
11. Debt	56
12. Liability to Subsidiary Trusts Issuing Preferred Securities	59
13. Financial Instruments	60
14. Employee Benefit Plans	64
15. Income and Other Taxes	69
16. Contingencies	73
17. Preferred Stock	82
18. Common Stock	83
19. Research, Development and Engineering	85
20. Earnings Per Share	86
21. Divestitures and Other Sales	87
22. Financial Statements of Subsidiary Guarantors	87
23. Subsequent Events	93

Reports of Management	94

Report of Independent Registered Public Accounting Firm	95

Quarterly Results of Operations	97
Five Years in Review	98
Certifications Pursuant to Rule 13a - 14 under the Securities Exchange Act of 1934, as amended

Management’s Discussion and Analysis of Results of Operations and Financial Condition

The following Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the results of operations and financial condition of Xerox Corporation. MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes.

Throughout this document, references to “we,” “our,” the “Company,” and “Xerox” refer to Xerox Corporation and its subsidiaries. References to “Xerox Corporation” refer to the stand-alone parent company and do not include its subsidiaries.

Executive Overview

We are a technology and services enterprise and a leader in the global document market, developing, manufacturing, marketing, servicing and financing the industry’s broadest portfolio of document equipment, solutions and services. Our industry is undergoing a series of transformations from older technology light lens devices to digital systems, from black and white to color, and from paper documents to an increased reliance on electronic documents. We believe we are well positioned as these transformations play to our strengths and represent opportunities for future growth, since our research and development investments have been focused on digital and color offerings.

We operate in competitive markets and our customers demand improved solutions, such as the ability to print offset quality color documents on demand; improved product functionality, such as the ability to print, copy, fax and scan from a single device; and lower prices for the same functionality. Customers are also increasingly demanding document services such as consulting and assessments, managed services, imaging and hosting, and document intensive business process improvements.

We deliver advanced technology through focused investment in research and development and offset lower prices through continuous improvement of our cost base. The majority of our revenue is recurring revenue (supplies, service, paper, outsourcing and rentals), which we collectively refer to as post sale revenue. Post sale revenue is heavily dependent on the amount of equipment installed at customer locations and the utilization of those devices. As such, our critical success factors include hardware installations, which stabilize and grow our installed base of equipment at customer locations, page volume growth and higher revenue per page. Connected multifunction devices, new services and solutions are key drivers to increase equipment usage. The transition to color is the primary driver to improve revenue per page, as color documents typically require significantly more toner coverage per page than traditional black and white printing. Revenue per color page is approximately five times higher than revenue per black and white page.

Financial Overview

In 2005, we expanded earnings and made significant progress in positioning ourselves for revenue growth while significantly improving our overall financial condition and liquidity. Our continued focus on investment in the growing areas of digital production and office systems, particularly with respect to color products, contributed to equipment sales growth as the majority of our equipment sales were generated from products launched in the last two years. Total revenue was comparable to the prior year, as modest equipment sales growth was offset by declines in finance income. Post sale and other was comparable to the prior year. Color revenue was up 19% over the prior year reflecting our investments in this market.

We maintained our focus on cost management throughout 2005. While 2005 gross margins were slightly below 2004, we continued to more than offset lower prices with productivity improvements. Gross margins were impacted by a change in overall product mix reflecting a higher proportion of sales of products with lower gross margins. We reduced selling, administrative and general (“SAG”) expenses as administrative and general expense efficiencies, and reductions in bad debt expense more than offset increased selling expenses. We continued to invest in research and development, prioritizing our investments in the faster growing areas of the market. In addition, we reduced interest expense by decreasing debt by over $2.8 billion during the year.

To understand the trends in the business, we believe that it is helpful to analyze the impact of changes in the translation of foreign currencies into U.S. dollars on revenue and expense growth. We refer to this analysis as “currency impact” or “the impact from currency”. Revenues and expenses from our Developing Markets Operations are analyzed at actual exchange rates for all periods presented, since these countries generally have volatile currency and inflationary environments, and our operations in these countries have historically implemented pricing actions to recover the impact of inflation and devaluation. We do not hedge the translation effect of revenues or expenses denominated in currencies where the local currency is the functional currency.

A substantial portion of our consolidated revenues is derived from operations outside of the United States where the U.S. dollar is not the functional currency. When compared with the average of the major European currencies on a revenue-weighted basis, the U.S. dollar was largely unchanged in 2005, 10% weaker in 2004 and 17% weaker in 2003. As a result, the foreign currency translation impact on revenue was negligible in 2005. For 2004 and 2003, foreign currency translation had a 3-percentage point and 5-percentage point favorable impact, respectively.

Our 2005 balance sheet strategy focused on reducing our total debt, optimizing operating cash flows and matching our remaining debt portfolio to support our customer financing operations. The successful implementation of this strategy in 2005 enabled us to significantly improve our liquidity and finish the year with a cash, cash equivalents and short-term investments balance of $1.6 billion. Our prospective balance sheet strategy includes: returning our credit rating to investment grade; optimizing operating cash flows; achieving an optimal cost of capital; rebalancing secured and unsecured debt; and effectively deploying cash to deliver and maximize long-term shareholder value. In addition, our strategy includes maintaining our current leverage of financing assets (finance receivables and equipment on operating leases) and maintenance of a minimal level of non-financing debt.

Revenues for the three years ended December 31, 2005 were as follows:

	Year Ended December 31,			Percent Change
(in millions)	2005	2004	2003	2005	2004
Equipment sales	$4,519	$4,480	$4,250	1%	5%
Post sale and other revenue	10,307	10,308	10,454	—	(1)%
Finance income	875	934	997	(6)%	(6)%

Total Revenues	$15,701	$15,722	$15,701	—	—

Total Color revenue included in total revenues	$4,634	$3,903	$3,267	19%	19%

The following presentation reconciles the above information to the revenue classifications included in our Consolidated Statements of Income:

	Year Ended December 31,
(in millions)	2005	2004	2003
Sales	$7,400	$7,259	$6,970
Less: Supplies, paper and other sales	(2,881)	(2,779)	(2,720)

Equipment Sales	$4,519	$4,480	$4,250

Service, outsourcing and rentals	$7,426	$7,529	$7,734
Add: Supplies, paper and other sales	2,881	2,779	2,720

Post sale and other revenue	$10,307	$10,308	$10,454

Total 2005 revenues of $15.7 billion were comparable to the prior year period. Currency impacts on total revenues were negligible for the year. Total 2005 revenues included the following:

•	1% growth in Equipment sales, including a negligible impact from currency, primarily reflecting revenue growth from color in Office and Production, low-end black and white office products as well as growth in DMO. These growth areas were partially offset by revenue declines in higher-end office black and white products, and black and white production products.

•	Comparable Post sale and other revenues, including a negligible impact from currency, primarily reflecting revenue growth from digital products and in DMO which were partially offset by declines in light lens.

•	6% decline in Finance income including benefits from currency of 1-percentage points, which reflects lower finance receivables.

Total 2004 revenues of $15.7 billion increased modestly as compared to 2003 including a 3-percentage point benefit from currency. Total 2004 revenues included the following:

•	5% growth in Equipment sales, reflecting the success of our color and digital light production products and a 3-percentage point benefit from currency.

•	1% decline in Post sale and other revenues due to declines in older light lens technology products and Developing Market Operations (“DMO”), driven by Latin America, were partially offset by growth in digital office and production color, as well as a 3-percentage point benefit from currency. The light lens and DMO declines reflect a reduction of equipment at customer locations and related page volume declines. As our equipment sales continue to increase, we expect the effects of post-sale declines will moderate and ultimately reverse over time.

•	6% decline in Finance income, including a 4-percentage point benefit from currency, which reflects a decrease in equipment lease originations over the past several years.

Net income and diluted earnings per share for the three years ended December 31, 2005 were as follows:

	Year Ended December 31,
(in millions, except share amounts)	2005	2004	2003
Net income	$978	$859	$360
Preferred stock dividends	(58)	(73)	(71)

Income available to common shareholders	$920	$786	$289

Diluted earnings per share	$0.94	$0.86	$0.36

2005 Net income of $978 million, or 94 cents per diluted share, included the following:

•	$343 million after-tax benefit related to the finalization of the 1996-1998 IRS audit.

•	$84 million after-tax ($115 million pre-tax) charge for litigation matters relating to the MPI arbitration panel decision and probable losses for other legal matters.

•	$58 million after-tax ($93 million pre-tax) gain related to the sale of our entire equity interest in Integic Corporation (“Integic”).

•	$247 million after-tax ($366 million pre-tax) restructuring charges.

2004 Net income of $859 million, or 86 cents per diluted share, included the following:

•	$83 million after-tax ($109 million pre-tax) gain related to the sale of substantially all of our investment in ContentGuard Holdings, Inc. (“ContentGuard”).

•	$38 million after-tax pension settlement benefit from Fuji Xerox.

•	$30 million after-tax ($38 million pre-tax) gain from the sale of our investment in ScanSoft, Inc. (“ScanSoft”).

•	$57 million after-tax ($86 million pre-tax) restructuring charges.

2003 Net income of $360 million, or 36 cents per diluted share, included the following:

•	$146 million after-tax ($239 million pre-tax) charge related to the court approved settlement of the Berger v. RIGP litigation.

•	$111 million after-tax ($176 million pre-tax) restructuring charges.

•	$45 million after-tax ($73 million pre-tax) loss on early extinguishment of debt and income tax benefits of $35 million from the reversal of deferred tax asset valuation allowances.

Application of Critical Accounting Policies

In preparing our Consolidated Financial Statements and accounting for the underlying transactions and balances, we apply various accounting policies. We consider the policies discussed below as critical to understanding our Consolidated Financial Statements, as their application places the most significant demands on management’s judgment, since financial reporting results rely on estimates of the effects of matters that are inherently uncertain. Specific risks associated with these critical accounting policies are discussed throughout this MD&A where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, refer to Note 1 to the Consolidated Financial Statements.

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

Revenue Recognition for Leases: Our accounting for leases involves specific determinations under applicable lease accounting standards, which often involve complex and prescriptive provisions. These provisions affect the timing of revenue recognition for our equipment. If the leases qualify as sales-type capital leases, equipment revenue is recognized upon delivery or installation of the equipment as sale revenue as opposed to ratably over the lease term. The critical elements that we consider with respect to our lease accounting are the determination of the economic life and the fair value of equipment, including the residual value. For purposes of determining the economic life, we consider the most objective measure to be the original contract term, since most equipment is returned by lessees at or near the end of the contracted term. The economic life of most of our products is five years since this represents the most frequent contractual lease term for our principal products and only a small percentage of our leases are for original terms longer than five years. There is no significant after-market for our used equipment. We believe five years is representative of the period during which the equipment is expected to be economically usable, with normal service, for the purpose for which it is intended. Residual values are established at lease inception using estimates of fair value at the end of the lease term and are established with due consideration to forecasted supply and demand for our various products, product retirement and future product launch plans, end of lease customer behavior, remanufacturing strategies, competition and technological changes.

Accounts and Finance Receivables Allowance for Doubtful Accounts and Credit Losses: We perform ongoing credit evaluations of our customers and adjust credit limits based upon customer payment history and current creditworthiness. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience credit loss rates similar to those we have experienced in the past. Measurement of such losses requires consideration of historical loss experience, including the need to adjust for current conditions, and judgments about the probable effects of relevant observable data, including present economic conditions such as delinquency rates and financial health of specific customers. We recorded bad debt provisions of $72 million, $110 million, and $224 million in selling, administrative and general expenses in our Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003, respectively. The declining trend in our provision for doubtful accounts is primarily due to improvements in customer administration, receivables aging, write-off trends, collection practices and credit approval policies.

As discussed above, in preparing our Consolidated Financial Statements for the three years ended December 31, 2005, we estimated our provision for doubtful accounts based on historical experience and customer-specific collection issues. This methodology has been consistently applied for all periods presented. During the five year period ended December 31, 2005, our allowance for doubtful accounts ranged from 3.6% to 5.5% of gross receivables. Holding all other assumptions constant, a 1-percentage point increase or decrease in the allowance from the December 31, 2005 rate of 3.6% would change the 2005 provision by approximately $100 million.

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

As a result of cumulative historical asset returns being lower than expected asset returns, as well as declining interest rates, 2006 net periodic pension cost will increase. The total unrecognized actuarial loss as of December 31, 2005 was $1.9 billion, as compared to $2.0 billion at December 31, 2004. The change from December 31, 2004 relates to improved asset returns as compared to expected returns, partially offset by a decline in the discount rate. The total unrecognized actuarial loss will be amortized in the future, subject to offsetting gains or losses that will change the future amortization amount. We have recently utilized a weighted average expected rate of return on plan assets of 8.0% for 2005 expense, 8.1% for 2004 expense and 8.3% for 2003 expense, on a worldwide basis. In estimating this rate, we considered the historical returns earned by the plan assets, the rates of return expected in the future and our investment strategy and asset mix with respect to the plans’ funds. The weighted average expected rate of return on plan assets we will utilize to calculate our 2006 expense will be 7.8%.

Another significant assumption affecting our pension and post-retirement benefit obligations and the net periodic pension and other post-retirement benefit cost is the rate that we use to discount our future anticipated benefit obligations. The discount rate reflects the current rate at which the pension liabilities could be effectively settled considering the timing of expected payments for plan participants. In estimating this rate, we consider rates of return on high quality fixed-income investments included in various published bond indexes, adjusted to eliminate the effects of call provisions and differences in the timing and amounts of cash outflows related to the bonds. In the U.S. and the U.K., which comprise approximately 81% of our projected benefit obligations, we consider the Moody’s Aa Corporate Bond Index and the International Index Company’s iBoxx Sterling Corporates AA Cash Bond Index, respectively in the determination of the appropriate discount rate assumptions. The weighted average rate we will utilize to measure our pension obligation as of December 31, 2005 and calculate our 2006 expense will be 5.2%, which is a decrease from 5.6% used in determining 2005 expense. Primarily as a result of the reduction in the discount rate, our 2006 net periodic pension cost is expected to be $32 million higher than 2005.

On a consolidated basis, we recognized net periodic pension cost of $343 million, $350 million, and $364 million for the years ended December 31, 2005, 2004 and 2003, respectively. Pension cost is included in several income statement components based on the related underlying employee costs. Pension and post-retirement benefit plan assumptions are included in Note 14 to the Consolidated Financial Statements. Holding all other assumptions constant, a 0.25% increase or decrease in the discount rate would change the 2006 projected net periodic pension cost by approximately $35 million. Likewise, a 0.25% increase or decrease in the expected return on plan assets would change the 2006 projected net periodic pension cost by approximately $15 million.

Income Taxes and Tax Valuation Allowances: We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in our Consolidated Balance

Sheets, as well as operating loss and tax credit carryforwards. We follow very specific and detailed guidelines in each tax jurisdiction regarding the recoverability of any tax assets recorded in our Consolidated Balance Sheets and provide necessary valuation allowances as required. We regularly review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. If we continue to operate at a loss in certain jurisdictions or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase the valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. Conversely, if and when our operations in some jurisdictions were to become sufficiently profitable to recover previously reserved deferred tax assets, we would reduce all or a portion of the applicable valuation allowance in the period when such determination is made. This would result in an increase to reported earnings in such period. Adjustments to our valuation allowance, through (credits) charges to income tax expense, were $(38) million, $12 million, and $(16) million for the years ended December 31, 2005, 2004 and 2003, respectively. There were other increases/(decreases) to our valuation allowance, including the effects of currency, of $61 million, $(21) million, and $69 million for the years ended December 31, 2005, 2004 and 2003, respectively, that did not affect income tax expense in total as there was a corresponding adjustment to deferred tax assets or other comprehensive income. Gross deferred tax assets of $3.6 billion and $3.5 billion had valuation allowances of $590 million and $567 million at December 31, 2005 and 2004, respectively.

We are subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, we may incur additional tax expense based upon our assessment of the probable outcomes of such matters. In addition, when applicable, we adjust the previously recorded tax expense to reflect examination results. Our ongoing assessments of the probable outcomes of the examinations and related tax positions require judgment and can materially increase or decrease our effective tax rate as well as impact our operating results.

Legal Contingencies: We are involved in a variety of claims, lawsuits, investigations and proceedings concerning securities law, intellectual property law, environmental law, employment law and ERISA, as discussed in Note 16 to the Consolidated Financial Statements. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess our potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

Summary of Results

Segment Revenues

As discussed in Note 2 to the Consolidated Financial Statements, operating segment financial information for 2004 and 2003 has been restated to reflect changes in operating segment structure made during 2005. In 2005, we implemented a new financial reporting system, which has enabled greater efficiencies in financial reporting and provides enhanced analytical capabilities including activity-based cost analysis on shared services and internal cost allocations. As a result of the implementation, we made changes to the allocation of certain segment costs and expenses. These changes included a reallocation of costs associated with corporate and certain shared service functions. These changes did not involve a change in the composition of our reportable segments and did not impact segment revenue. We have reclassified prior-period amounts to conform to the current period’s presentation.

Our reportable segments are consistent with how we manage the business and view the markets we serve. Our reportable segments are Production, Office, DMO and Other. Our offerings include hardware, services, solutions and consumable supplies. The Production segment includes black and white products, which operate at speeds over 90 pages per minute (“ppm”) and color products which operate at speeds over 40 ppm, excluding 50 ppm products with an embedded controller. Products include the Xerox iGen3® digital color production press, Xerox Nuvera™, DocuTech®, DocuPrint®, Xerox 4110™ and DocuColor® families, as well as older technology light-lens products. These products are sold predominantly through direct sales channels in North America and Europe to Fortune 1000, graphic arts, government, education and other public sector customers. The Office segment includes black and white products that operate at speeds up to 90 ppm, and color devices up to 40 ppm, as well as, 50 ppm color devices with an embedded controller. Products include the suite of CopyCentre®, WorkCentre®, and WorkCentre Pro digital multifunction systems, DocuColor color multifunction products, color laser, solid ink and monochrome laser desktop printers, digital and light-lens copiers and facsimile products. These products are sold through direct and indirect sales channels in North America and Europe to global, national and mid-size commercial customers as well as government, education and other public sector customers. The DMO segment includes our operations in Latin America, Central and Eastern Europe, the Middle East, India, Eurasia, Russia and Africa. This segment includes sales of products that are typical to the aforementioned segments, however, management serves and evaluates these markets on an aggregate geographic basis, rather than on a product basis. The segment classified as Other includes several units, none of which met the thresholds for separate segment reporting. This group primarily includes Xerox Supplies Business Group (predominantly paper), Small Office/Home Office (“SOHO”), Wide Format Systems, Xerox Technology Enterprises and value-added services, royalty and license revenues. Paper sales were approximately 45% of Other segment revenues in 2005. Other segment profit (loss) includes the operating results from these entities, other less significant businesses, our equity income from Fuji Xerox, and certain costs which have not been allocated to the Production, Office and DMO segments, including non-financing interest as well as other items included in Other expenses, net.

Revenues by segment for the years ended 2005, 2004 and 2003 were as follows:

(in millions)	Production	Office	DMO	Other	Total
2005
Equipment sales	$1,368	$2,436	$558	$157	$4,519
Post sale and other revenue	2,830	4,670	1,245	1,562	10,307
Finance income	342	512	9	12	875

Total Revenue	$4,540	$7,618	$1,812	$1,731	$15,701

2004
Equipment sales	$1,358	$2,431	$503	$188	$4,480
Post sale and other revenue	2,880	4,644	1,194	1,590	10,308
Finance income	352	552	10	20	934

Total Revenue	$4,590	$7,627	$1,707	$1,798	$15,722

2003
Equipment sales	$1,188	$2,426	$466	$170	$4,250
Post sale and other revenue	2,943	4,622	1,285	1,604	10,454
Finance income	376	594	12	15	997

Total Revenue	$4,507	$7,642	$1,763	$1,789	$15,701

Equipment Sales

Equipment sales reflect the results of our technology investments and the associated product launches as approximately two-thirds of 2005 equipment sales were generated from products launched over the past two years. During 2005, we launched 49 new products including 6 products in the fourth quarter.

2005 Equipment sales of $4.5 billion increased 1% from 2004 reflecting:

•	Negligible impact from currency.

•	Growth in lower-end office black and white devices, color printers, as well as office and production color systems, which more than offset declines in other monochrome office and monochrome production products.

•	Growth in color equipment sales of $306 million or 22%, from the prior comparable period. Color equipment sales represented 38% of total equipment sales versus 32% for the prior year comparable period.

2004 Equipment sales of $4.5 billion increased 5% from 2003 reflecting:

•	3-percentage point benefit from currency.

•	Market acceptance of our color and digital light production products.

•	Continued equipment sales growth, reflecting the success of numerous products launched in the past two years, as the majority of 2004 equipment sales were generated from these products.

•	Continued color equipment sales growth in 2004 representing approximately one-third of total equipment sales.

Production

2005 equipment sales increased 1% from 2004, primarily reflecting install growth with a negligible impact from currency, partially offset by price declines of approximately 5% and product mix. Production system install activity for 2005 included the following:

•	30% growth in installs of production color products largely driven by strong iGen3 and DocuColor 240, 250, 7000 and 8000 activity.

•	9% growth in installs of black and white production systems reflecting the success of the 4110 light production system, as well as growth in production publishing systems.

2004 equipment sales increased 14% from 2003, as improved product mix, installation growth and favorable currency of 4-percentage points more than offset price declines of approximately 3%. Production system install activity for 2004 included the following:

•	Strong 2004 production color equipment install growth of 11% due to increased installations driven by the DocuColor 5252 and Xerox iGen3 digital color production press products.

•	2004 production monochrome equipment install growth of 7% driven by the success of the Xerox 2101 copier/printer and strong demand for the Xerox Nuvera 100 and 120 copier/printers, more than offset declines of 32% in production publishing, printing and older technology light lens products.

Office

2005 equipment sales were comparable to 2004, including a negligible impact from currency. Strong install growth was offset by price declines of approximately 7% and product mix, which reflected an increased proportion of lower-end equipment sales. Office product install activity for 2005 included the following:

•	22% install growth in black and white digital copiers and multifunction devices driven by strong sales of Segment 1 and 2 devices (11-30 ppm), which more than offset declines of Segment 3 to 5 devices (31-90 ppm).

•	51% install growth in office color multifunction systems driven in part by strong sales of the DocuColor 240/250, which was announced during the second quarter of 2005.

•	111% improvement in install activity for color printers.

2004 equipment sales were essentially unchanged from 2003, reflecting the following:

•	Installation growth of approximately 20% and favorable currency of 3-percentage points were offset by moderating price declines of approximately 6% and the impact of product mix. Product mix reflected an increased proportion of low-end equipment due to very strong growth in office monochrome (“Segments 1 and 2”) of 30% as well as monochrome and color printers of 54%.

•	Color printer growth of 74% primarily reflects the success of the solid ink Phaser® 8400, the first product launched from our new solid ink platform in January 2004, as well as other color printer introductions.

DMO

Equipment sales in DMO consist primarily of Segment 1 and 2 devices and office printers. Equipment sales in 2005 increased 11% from 2004, primarily reflecting strong growth in Eurasia and Central and Eastern Europe. Equipment sales in 2004 increased 8% from 2003, primarily reflecting growth in Russia and Central and Eastern Europe offset by declines in Latin America, primarily driven by Brazil, and shift in product mix to lower segments.

Other

2005 equipment sales declined 16% from 2004, driven by declines in value-added services. The decline in value-added services reflects the integration of a portion of our service contracts into our outsourcing business, the revenue from which is included in the Office and Production segments. Other 2004 equipment sales grew 11% from 2003, primarily due to growth in equipment sales associated with our value-added services business and a 2-percentage point currency benefit.

Post Sale and Other Revenue

Post sale revenue is largely a function of the equipment placed at customer locations, the volume of prints and copies that our customers make on that equipment and the mix of color pages, as well as associated services.

2005 post sale and other revenues of $10.3 billion were comparable to the prior year period, with our growth areas (“digital office, digital production and value-added services”) collectively growing 5% and DMO growing 4%, more than offsetting a 40% decline in analog light lens products. Color post sale and other revenue grew 16% for 2005, and color sales represented 26% of post sale and other revenue in 2005 versus 22% in 2004. In 2005, approximately 7% of our pages were printed on color devices, which is up from 5% in 2004. Color pages generate around five times more revenue and gross profit dollars than black and white pages.

2004 post sale and other revenues of $10.3 billion declined 1% from 2003, including a 4-percentage point benefit from currency. These declines reflect lower equipment populations, as post sale revenue is largely a function of the equipment placed at customer locations, the volume of prints and copies that our customers make on that equipment and the mix of color pages, as well as associated services. 2004 supplies, paper and other sales of $2.8 billion (included within post sale and other revenue) increased 2% from 2003, primarily reflecting currency benefits which offset declines in supplies. Supplies sales declined due to our exit from the SOHO business in 2001. 2004 service, outsourcing and rental revenue of $7.5 billion declined 3% from 2003, as declines in rental and facilities management revenues more than offset benefits from currency. Declines in rental revenues primarily reflect reduced equipment populations within DMO and declines in facilities management revenues reflect consolidations by our customers as well as our prioritization of profitable contracts.

Production: 2005 post sale and other revenue declined 2% from 2004, as declines in older light lens technology were only partially offset by revenue growth from digital products. Currency impact was negligible for 2005. 2004 post sale and other revenue declined 2% from 2003, as declines in monochrome products, driven primarily by lower page volumes, offset favorable mix from color page growth of approximately 40% as well as favorable currency.

Office: 2005 post sale and other revenue increased 1% from 2004, primarily reflecting a 1-percentage point benefit from currency and growth in digital black and white, color printing and color multifunctional products. These positive effects were partially offset by declines in older light lens technology. 2004 post sale and other revenue improved modestly from 2003 as favorable mix to color pages, digital page growth, and favorable currency were partially offset by declines in older technology light lens products.

DMO: 2005 post sale and other revenue grew 4% from 2004, reflecting growth in Eurasia and Central and Eastern Europe, more than offsetting declines in Brazil. 2004 post sale and other revenue declined 7% from 2003 primarily reflecting a decline in Latin America’s rental equipment population. In response, we have continued our transition to indirect distribution channels that is intended to increase, over time, the sales of office devices and the associated supplies and service revenue.

Other: 2005 post sale and other revenue declined 2% from 2004, including a negligible impact from currency, as declines in SOHO and other revenues were partially offset by growth in value-added services. 2004 post sale and other revenue declined 1% from 2003, as declines in SOHO were essentially offset by currency benefits and growth in value-added services as well as other activity.

2006 Projected Revenues

We expect 2006 equipment sales will continue to grow, as we anticipate that new platforms and products launched during the past 2 years, and those planned in 2006, will enable us to further strengthen our market position. Excluding currency impacts, compared to 2005, we expect 2006 post sale and other revenue and financing income will grow following the transition to positive growth during the second half of 2005. Growth in post sale and other revenue and financing income will be driven by our success at increasing the amount of our equipment at customer locations and the volume of pages and mix of color pages generated on that equipment. Excluding currency impacts, we expect 2006 total revenues to increase approximately 3% from 2005 levels.

Segment Operating Profit

Segment operating profit and operating margin for the three years ended December 31, 2005 were as follows:

(in millions)	Production	Office	DMO	Other	Total
2005
Operating Profit	$427	$819	$64	$151	$1,461
Operating Margin	9.4%	10.8%	3.5%	8.7%	9.3%
2004
Operating Profit	$511	$779	$35	$(125)	$1,200
Operating Margin	11.1%	10.2%	2.1%	(7.0)%	7.6%
2003
Operating Profit	$466	$790	$172	$(440)	$988
Operating Margin	10.3%	10.3%	9.8%	(24.6)%	6.3%

Production: 2005 operating profit declined $84 million and operating margin declined 1.7-percentage points from 2004. The declines primarily reflect reduced gross margins impacted by mix, and higher selling expenses, which were partially offset by improvements in G&A and R,D&E efficiencies. 2004 operating profit increased $45 million and operating margin increased 0.8-percentage points from 2003. These increases primarily reflect R&D efficiencies and lower bad debt expenses which were partially offset by lower gross margin.

Office: 2005 operating profit increased $40 million and operating margin improved 0.6-percentage points from 2004. The improvements primarily reflect lower SAG, partially offset by lower gross margins impacted by mix and higher R,D&E. 2004 operating profit decreased $11 million and operating margin declined 0.1-percentage points from 2003. The declines primarily reflect lower gross margins, partially offset by lower bad debt expense.

DMO: 2005 operating profit increased $29 million from 2004 and operating margin improved 1.4-percentage points from 2004. These improvements primarily reflect increasing revenues and operating margin contributions from Eurasia and Central and Eastern Europe. 2004 operating profit declined $137 million from 2003 primarily reflecting results in Latin America where the pace of revenue declines have exceeded cost and expense reductions.

Other: 2005 operating profit increased $276 million as compared to 2004, principally due to:

•	Reduced interest expense of $157 million, primarily due to lower average debt balances.

•	Higher interest income of $63, which includes $57 million associated with the finalization of the 1996-1998 IRS audit.

•	An improvement in aggregate currency gains and losses of $68 million.

•	A gain on the sale of Integic of $93 million.

•	These items were partially offset by the absence of the $38 million pension settlement gain from Fuji Xerox in 2004, as well as the absence of the $38 million gain from the 2004 sale of our ownership interest in ScanSoft.

2004 operating loss improved by $315 million as compared to 2003, principally due to:

•	Reduced interest expense of $127 million.

•	An increase in equity income from Fuji Xerox of $93 million.

•	Gain on sale of our interest in ScanSoft of $38 million.

Gross margins

Gross margins by revenue classification were as follows:

	Year Ended December 31,
(in millions)	2005	2004	2003
Total gross margin	41.2%	41.6%	42.6%
Sales	36.6%	37.4%	37.6%
Service, outsourcing and rentals	43.3%	43.0%	44.3%
Finance income	62.7%	63.1%	63.7%

2005 Gross margin of 41.2% decreased 0.4-percentage points from 2004 reflecting a decline in product mix of 1.3-percentage points reflecting a higher proportion of sales in office printer and light production systems. Price declines of 1.5-percentage points were more than offset by cost improvements of 2.3-percentage points.

2004 Gross margin of 41.6% declined 1.0-percentage points from 2003. Approximately 0.8-percentage points of the decline is due to product mix impacts from a greater proportion of lower gross margin products in the Office and Production segments. Approximately 0.6-percentage points of the decline reflects the impact of DMO results. The decline in DMO results relates to Brazil’s revenue, which has declined faster than declines in its cost levels and a shift in product mix to lower gross margin products in various DMO geographies. Productivity improvements essentially offset the impact of lower prices.

2005 Sales gross margin of 36.6% decreased 0.8-percentage points from 2004 driven by product mix declines of 1.5-percentage points. Price declines of 2.2-percentage points were more than offset by cost improvements of 2.4-percentage points. Product mix reflects a higher proportion of sales of products with lower gross margins, including office printers and light production systems, and a lower proportion of sales of products with higher gross margins such as higher end office black and white multifunction devices and high-end production black and white systems.

2004 Sales gross margin of 37.4% decreased 0.2-percentage points from 2003. Approximately 0.4-percentage points of the decline results from product mix and DMO results contributed 0.6-percentage points to the decline. Additionally, productivity improvements offset lower prices and other variances.

2005 Service, outsourcing and rental margin of 43.3% increased 0.3-percentage points driven by cost improvements of 2.6-percentage points, which more than offset by prices declines of 1.1-percentage points and product mix declines of 0.9-percentage points.

2004 Service, outsourcing, and rentals gross margin of 43.0% declined 1.3-percentage points from 2003. The majority of the decline is attributed to a change in product mix in the Office and Production segments as well as DMO results. Productivity and cost improvements offset lower prices for the year.

2005 Finance income gross margin of 62.7% declined 0.4-percentage points due to interest costs specific to equipment financing. Equipment financing interest is determined based on an estimated cost of funds, applied against an estimated level of debt required to support our finance receivables. The estimated cost of funds is primarily based on our secured borrowings rates. The estimated level of debt is based on an assumed 7 to 1 leverage ratio of debt/equity as compared to our average finance receivables. This methodology has been consistently applied for all periods presented.

2004 Finance income gross margin decreased 0.6-percentage points from 2003 due to interest costs specific to equipment financing.

Research, development and engineering (“R,D&E”) of $943 million in 2005 was $29 million higher than the prior year. We expect 2006 R, D&E spending to approximate 6% of total revenue in 2006.

Research and development (“R&D”) of $755 million in 2005 decreased from the prior year by $5 million. This period over period comparison reflects lower expenditures in the Production segment, which were partially offset by increased spending in the Office segment. The lower spending in the Production segment was as a result of recent product launches, and cost efficiencies that we captured from our platform development strategy. We invest in technological development, particularly in color, and believe our R&D spending is sufficient to remain technologically competitive. Our R&D is strategically coordinated with that of Fuji Xerox, which invested $720 million and $704 million in R&D in 2005 and 2004, respectively. 2004 R&D expense of $760 million was $108 million lower than the prior year, primarily due to improved efficiencies as we captured benefits from our platform development strategy as well as the commercial launch of the Xerox iGen3.

Sustaining engineering costs of $188 million increased by $34 million from the prior year, based on increases in year-over-year product launches. Refer to Note 1-“Basis of Presentation” and Note 19-Research, Development and Engineering in the Consolidated Financial Statements for additional information. On average, the reclassification of sustaining engineering costs increased gross margins by approximately 1% for the year ended 2005.

The following table illustrates the effects of our 2005 reclassification of our sustaining engineering costs from cost of sales to R,D&E:

	2004					2005
(in millions)	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
Total Sustaining Engineering (“SE”)	$30	$41	$45	$38	$154	$42	$54	$46	$46	$188

Gross Margin %, with SE	39.8%	41.3%	41.3%	40.1%	40.6%	40.7%	39.0%	40.1%	40.3%	40.0%
Gross Margin %, without SE	40.6%	42.4%	42.5%	41.0%	41.6%	41.8%	40.4%	41.3%	41.4%	41.2%

R&D % revenue, without SE	5.0%	4.9%	5.1%	4.4%	4.8%	4.9%	4.8%	5.2%	4.4%	4.8%
R,D&E % revenue, with SE	5.8%	5.9%	6.3%	5.3%	5.8%	6.0%	6.2%	6.4%	5.5%	6.0%

Selling, Administrative and General Expenses (“SAG”): SAG expense information was as follows (in millions):

	Year Ended December 31,			Amount Change
	2005	2004	2003	2005	2004
Total SAG expenses	$4,110	$4,203	$4,249	$(93)	$(46)
SAG as a percentage of revenue	26.2%	26.7%	27.1%	(0.5)%	(0.4)%

In 2005, SAG expenses decreased primarily as a result of the following:

•	An $86 million reduction in general and administrative (“G&A”) expenses due to continued expense management initiatives.

•	A $38 million decrease in bad debt expense.

•	A partially offsetting increase in selling expenses of $31 million from 2004 due to additional spending for advertising and marketing programs to support product launches and other selling expenses, as well as, special compensation payments related to the 2005 merit increase process. These increases in selling expenses were partially offset by the absence of $28 million Olympic marketing expense that occurred in 2004.

In 2004, SAG expenses decreased primarily as a result of the following:

•	A $114 million decline in bad debt expense.

•	Reductions in G&A due to efficiencies from continued expense management initiatives.

•	An offsetting increase in selling expenses of $52 million from 2003 reflecting increased spending in selling and marketing initiatives, as well as unfavorable currency impacts of $141 million.

Bad debt expense included in SAG was $72 million, $110 million and $224 million in 2005, 2004 and 2003, respectively. The 2005 reduction reflects improved collections performance, receivables aging and write-off trends. Bad debt expense as a percent of total revenue was 0.5%, 0.7% and 1.4% for 2005, 2004 and 2003, respectively.

For the three years ended December 31, 2005, 2004 and 2003 we recorded restructuring charges of $366 million, $86 million and $176 million, respectively, primarily related to the headcount reductions of approximately 3,900, 1,900 and 2,000 employees, respectively, across all geographies and segments. The 2005 restructuring initiatives are focused on implementing a flexible workforce in our service operations, as well as creating cost efficiencies in our manufacturing and back office support operations. We expect prospective annual savings associated with the 2005 actions to be approximately $290 million. The remaining restructuring reserve balance as of December 31, 2005 for all programs was $236 million. In the next 12 months, we expect to spend approximately $212 million of this reserve.

Worldwide employment of 55,200 as of December 31, 2005 declined approximately 2,900 from December 31, 2004, primarily reflecting reductions attributable to our restructuring programs and other attrition. Worldwide employment was approximately 58,100 and 61,100 at December 31, 2004 and 2003, respectively.

Gain on Affiliate’s Sale of Stock: In 2003, we recorded cumulative gains on an affiliate’s sale of stock of $13 million reflecting our proportionate share of the increase in equity of ScanSoft Inc., an equity investment. The gain resulted from ScanSoft’s issuance of stock in connection with its acquisition of Speechworks, Inc. ScanSoft is a developer of digital imaging software that enables users to leverage the power of their scanners, digital cameras and other electronic devices. As discussed in Note 21 to the Consolidated Financial Statements, in April 2004 we completed the sale of our ownership interest in ScanSoft.

Other Expenses, Net: Other expenses, net for the three years ended December 31, 2005 consisted of the following:

	Year Ended December 31,			Amount Change
(in millions)	2005	2004	2003	2005	2004
Non-financing interest expense	$231	$363	$522	$(132)	$(159)
Interest income	(138)	(75)	(65)	(63)	(10)
(Gain) loss on sales of businesses and assets	(97)	(61)	13	(36)	(74)
Currency losses, net	5	73	11	(68)	62
Amortization of intangible assets	38	37	36	1	1
Legal matters	115	9	242	106	(233)
Minorities’ interests in earnings of subsidiaries	15	8	6	7	2
All other expenses, net	55	15	111	40	(96)

	$224	$369	$876	$(145)	$(507)

Non-financing interest expense: In 2005 non-financing interest expense decreased due to lower average debt balances as a result of scheduled term debt repayments and medium-term note redemptions, as well as the full-year effect of the December 2004 Capital Trust II liability conversion. 2004 non-financing interest expense was $159 million lower than 2003, primarily due to lower average debt balances as a result of the full year effect of the June 2003 recapitalization and other scheduled term debt repayments.

Interest income: Interest income is derived primarily from our invested cash and cash equivalent balances and interest resulting from periodic tax settlements. In 2005, interest income increased primarily due to:

•	A $57 million increase associated with the previously disclosed settlement of the 1996-1998 IRS audit (Refer to Note 15-Income and Other Taxes in the Consolidated Financial Statements).

•	A $23 million increase primarily reflecting higher rates of return from our money market funds.

•	Partially offset by the absence of $26 million of interest income related to a 2004 domestic tax refund.

In 2004, interest income increased primarily as a result of $26 million related to a domestic tax refund claim in 2004, partially offset by the absence of $13 million of interest income related to Brazilian tax credits in 2003.

(Gain) Loss on sales of businesses and assets: In 2005, gain on sales of businesses and assets primarily relate to the $93 million gain in the first quarter on the sale of Integic. In 2004, gains on the sale of businesses and assets primarily reflect the $38 million pre-tax gain from the sale of our ownership interest in ScanSoft, as well as, gains totaling $14 million related to the sale of certain excess land and buildings in Europe and Mexico. The 2003 amount primarily included losses related to the sale of Xerox Engineering Systems subsidiaries in France and Germany, which were partially offset by a gain on the sale of our investment in Xerox South Africa.

Currency gains and losses: Currency gains and losses primarily result from the mark-to-market of foreign exchange contracts utilized to hedge foreign currency-denominated assets and liabilities, the re-measurement of foreign currency-denominated assets and liabilities and the mark-to-market impact of hedges of anticipated transactions primarily future inventory purchases, for which we do not generally apply cash flow hedge accounting treatment.

In 2005, 2004 and 2003 currency losses totaled $5 million, $73 million and $11 million respectively. The decrease in 2005 from 2004 was primarily due to the strengthening of the U.S. and Canadian Dollars against the Euro and the Yen in 2005, as compared to the weakening U.S. Dollar in 2004, and decreased costs of hedging foreign currency denominated assets and liabilities due to lower spot/forward premiums in 2005. The increase in currency losses in 2004 from 2003 was primarily due to the weakening U.S. dollar in 2004 and increased costs of hedging foreign currency denominated assets and liabilities due to higher spot/forward premiums in 2004.

Legal matters: In 2005, legal matters costs consisted of the following:

•	$102 million, including $13 million for interest expense, related to the MPI arbitration panel ruling (Refer to Note 16—Contingencies in the Consolidated Financial Statements).

•	$13 million related to other legal matters, primarily reflecting charges for probable losses on cases that have not yet been resolved.

In 2004, legal matters costs consist of expenses associated with the resolution of legal and regulatory matters, none of which was individually material, partially offset by the adjustment of an estimate associated with a previously recorded litigation accrual.

In 2003, legal matters costs primarily consisted of a $239 million provision for litigation relating to the court approved settlement of the Berger v. Retirement Income Guarantee Plan (“RIGP”) litigation. RIGP represents the primary U.S. pension plan for salaried employees. The settlement was paid from RIGP assets and was reflected in our 2004 actuarial valuation. The obligation related to this settlement was included in plan amendments in the change in the benefit obligation.

Refer to Note 16—Contingencies in the Consolidated Financial Statements for additional information regarding litigation against the Company.

All other expenses, net: In 2005 all other expenses, net included the following individually significant items:

•	$15 million for losses sustained from Hurricane Katrina related to property damage and impaired receivables. We continue to reassess the estimate of our losses from the effects of Hurricane Katrina. Our current estimate as of December 31, 2005, of total assets at risk in the affected areas, primarily finance receivables from customers, was approximately $20 million.

•	$26 million charge related to the European Union Waste Directive, including the associated adoption of FASB Staff Position No. 143-1, “Accounting for Electronic Equipment Waste Obligations”, which provided guidance on accounting for the European Union (EU) Directive on the disposal of electronic equipment. Refer to Note 1—Summary of Significant Accounting Policies in the Consolidated Financial Statements.

In 2003, all other expenses, net included a $73 million loss on early extinguishment of debt reflecting the write off of the remaining unamortized fees associated with the 2002 Credit Facility.

Income tax (benefits) expenses were as follows (in millions):

	Year Ended December 31,
	2005	2004	2003
Pre-tax income	$830	$965	$436
Income tax (benefits) expenses	(5)	340	134
Effective tax rate	(0.6)%	35.2%	30.7%

The 2005 effective tax rate of (0.6)% was lower than the U.S. statutory tax rate primarily due to:

•	Tax benefits of $253 million, associated with the finalization of the 1996-1998 IRS audit in the second quarter.

•	Tax benefits of $42 million primarily from the realization of foreign tax credits offset by the geographical mix of income and the related tax rates in those jurisdictions.

•	Tax benefits of $31 million from the reversal of a valuation allowance on deferred tax assets associated with foreign net operating loss carryforwards. This reversal followed a re-evaluation of their future realization resulting from a refinancing of a foreign operation.

•	These impacts were partially offset by losses in certain jurisdictions where we are not providing tax benefits and continue to maintain deferred tax valuation allowances.

The 2004 effective tax rate of 35.2% was comparable to the U.S. statutory tax rate primarily reflecting:

•	The impact of nondeductible expenses and $20 million of unrecognized tax benefits primarily related to recurring losses in certain jurisdictions where we maintained deferred tax asset valuation allowances.

•	Partially offset by tax benefits from other foreign adjustments, including earnings taxed at different rates, tax law changes of $14 million and other items that are individually insignificant.

The 2003 effective tax rate of 30.7% was lower than the U.S. statutory tax rate primarily reflecting:

•	Tax benefits of $35 million resulting from the reversal of valuation allowances on deferred tax assets following a re-evaluation of their future realization due to improved financial performance, other foreign adjustments, including earnings taxed at different rates, the impact of Series B Convertible Preferred Stock dividends and state tax benefits.

•	Partially offset by tax expense for audit and other tax return adjustments, as well as, $19 million of unrecognized tax benefits primarily related to recurring losses in certain jurisdictions where we maintained deferred tax asset valuation allowances.

Our effective tax rate is based on recurring factors including the geographical mix of income before taxes and the related tax rates in those jurisdictions, as well as available foreign tax credits. In addition, our effective tax rate will change based on discrete or other nonrecurring events (such as audit settlements) that may not be predictable. We anticipate that our effective tax rate for 2006 will approximate 34.0%, excluding the effects of any discrete items.

Equity in Net Income of Unconsolidated Affiliates: Equity in net income of unconsolidated affiliates of $98 million, principally related to our 25% share of Fuji Xerox income, decreased $53 million in 2005 as compared to 2004 reflecting the following:

•	A $44 million decrease in our 25% share of Fuji Xerox’s net income. The lower net income related to the absence of the $38 million pension settlement gain in 2004. Refer to Note 7—Investments in Affiliates, at Equity in the Consolidated Financial Statements for condensed financial data of Fuji Xerox.

•	The absence of $7 million of equity income from Integic Corporation. In the first quarter of 2005, we sold our entire equity interest in Integic Corporation.

Equity in net income of unconsolidated affiliates increased $93 million in 2004 as compared to 2003 reflecting:

•	$38 million related to our share of a pension settlement gain recorded by Fuji Xerox subsequent to a transfer of a portion of their pension obligation to the Japanese government in accordance with the Japan Welfare Pension Insurance Law.

•	The remainder of the 2004 increase is primarily due to the improved operational performance of Fuji Xerox.

Income from Discontinued Operations: Income from discontinued operations, net of tax, for the years ended December 31, 2005 and 2004 was as follows (in millions):

	2005	2004	2003
Insurance Group Operations tax benefits	$53	$—	$—
Gain on sale of ContentGuard, net of income taxes of $26	—	83	—

Total	$53	$83	$—

As disclosed in Note 15—Income and Other Taxes, in June 2005 we received notice that our 1996-1998 Internal Revenue Service (“IRS”) audit was finalized. Of the total tax benefits realized, including the reversal of existing reserves, $53 was attributed to our discontinued operations.

In the first quarter 2004, we sold all but 2% of our 75% ownership interest in ContentGuard Inc, (“ContentGuard”) to Microsoft Corporation and Time Warner Inc. for $66 million in cash. The sale resulted in an after-tax gain of approximately $83 million ($109 million pre-tax) and reflects our recognition of cumulative operating losses. The revenues, operating results and net assets of ContentGuard were immaterial for all periods presented. ContentGuard, which was originally created out of research developed at the Xerox Palo Alto Research Center (“PARC”), licenses intellectual property and technologies related to digital rights management. During 2005, we sold our remaining interest in ContentGuard.

Recent Accounting Pronouncements: Refer to Note 1 of the Consolidated Financial Statements for a description of recent accounting pronouncements including the respective dates of adoption and effects on results of operations and financial condition.

Capital Resources and Liquidity

Cash Flow Analysis: The following summarizes our cash flows for each of the three years ended December 31, 2005, as reported in our Consolidated Statements of Cash Flows in the accompanying Consolidated Financial Statements:

(in millions)	2005	2004	2003	2005 Amount Change	2004 Amount Change
Net cash provided by operating activities	$1,420	$1,750	$1,879	$(330)	$(129)
Net cash (used in) provided by investing activities	(295)	203	49	(498)	154
Net cash used in financing activities	(2,962)	(1,293)	(2,470)	(1,669)	1,177
Effect of exchange rate changes on cash and cash equivalents	(59)	81	132	(140)	(51)

(Decrease) increase in cash and cash equivalents	(1,896)	741	(410)	(2,637)	1,151
Cash and cash equivalents at beginning of period	3,218	2,477	2,887	741	(410)

Cash and cash equivalents at end of period	$1,322	$3,218	$2,477	$(1,896)	$741

Cash, cash equivalents and Short-term investments reported in our Consolidated Financial Statements were as follows:

	2005	2004
Cash and cash equivalents	$1,322	$3,218
Short-term investments	244	—

Total Cash, cash equivalents and Short-term investments	$1,566	$3,218

For the year ended December 31, 2005, net cash provided by operating activities, decreased $330 million from 2004 primarily as a result of the following:

•	$258 million decrease due to modest growth in accounts receivable in 2005 compared to a decline in 2004.

•	$83 million decrease due to lower finance receivable run-off.

•	$124 million decrease due to higher inventory growth in 2005 compared to 2004 reflecting an increase in the number of new products.

•	Partially offsetting these items were lower tax payments of $96 million due to refunds from audit and other tax settlements, as well as, the timing of payments associated with restructuring.

•	Partially offsetting lower pension contributions of $21 million.

For the year ended December 31, 2004, net cash provided by operating activities decreased $129 million from 2003 primarily as a result of the following:

•	Lower finance receivable reductions of $159 million reflecting the increase in equipment sale revenue in 2004.

•	Higher cash usage related to inventory of $100 million to support new products.

•	Increased tax payments of $46 million due to increased income.

•	Lower cash generation from the early termination of interest rate swaps of $62 million.

•	Lower pension plan contributions of $263 million partially offsetting the above cash outflows.

We expect 2006 operating cash flows to be at the high end of the range of $1.2 billion to $1.5 billion, as compared to $1.4 billion in 2005. This expectation reflects cash generation from a decrease in finance receivables that offsets cash usage from an increase in equipment on operating leases, resulting in a neutral impact on net operating cash flow. Since finance receivables and on-lease equipment are expected to be leveraged at a 7:1 debt to equity ratio, if these items collectively use or provide cash the overall impact on our total cash flows should be minimal since our debt should also increase or decrease as appropriate to maintain our current leverage.

For the year ended December 31, 2005, net cash from investing activities decreased $498 million from 2004 primarily as a result of the following:

•	$247 million from the net purchases of short-term investments which were intended to increase our return on available cash.

•	Decrease of $143 million due to a lower net reduction of escrow and other restricted investments due to the 2004 renegotiation of certain secured borrowing arrangements and scheduled releases from an escrow account of supporting interest payments on our prior liability to a trust issuing preferred securities.

•	Decrease of $86 million due to lower proceeds from divestitures and investments, net reflecting:

•	2005 proceeds of $105 million primarily consisting of $96 million from the sale of our equity interest in Integic Corporation.

•	2004 proceeds of $191 million primarily consisting of $66 million from the ContentGuard sale, $79 million from the ScanSoft sale and $36 million from a preferred stock investment.

•	Decrease of $48 million due to lower proceeds from the sale of excess land and buildings.

•	Partially offsetting these items was a $15 million decrease in capital and internal use software expenditures.

We expect 2006 capital expenditures including internal use software to approximate $250 million.

For the year ended December 31, 2004, net cash from investing activities increased $154 million from 2003 primarily as a result of the following:

•	An increase of $156 million in proceeds from the sale of businesses and investments, consisting of the $191 million referred to above, as offset by $35 million of proceeds from the 2003 divestitures of investments in South Africa, France and Germany.

•	An increase of $43 million of proceeds from the sale of certain excess land and buildings.

•	Partially offsetting these items was a $12 million decrease due to the acquisition of an additional interest in Xerox India in 2004, and a $31 million decrease due to a lower net reduction of escrow and other restricted investments. 2003 investing cash flows included $235 million related to our former reinsurance obligations with our discontinued operations.

For the year ended December 31, 2005, net cash used in financing activities increased $1.7 billion from 2004 primarily as a result of the following:

•	A $1.5 billion reduction in proceeds from new secured financings, reflecting a rebalancing of our secured and unsecured debt portfolio.

•	$433 million cash usage for the acquisition of common stock under the authorized October 2005 share repurchase program.

•	A partially offsetting $235 million decrease in net payments on term and other debt reflecting lower debt maturity obligations.

For the year ended December 31, 2004, net cash used in financing activities decreased $1.2 billion from 2003 primarily as a result of the following:

•	A $2.6 billion decrease in net payments of term and other debt.

•	$889 million in proceeds received on the issuance of mandatory redeemable preferred stock in 2003.

•	A partially offsetting decrease of $404 million in proceeds from the issuance of common stock and a decrease of $114 million in net proceeds from secured financing.

Customer Financing Activities and Debt: We provide equipment financing to the majority of our customers. Because the finance leases allow our customers to pay for equipment over time rather than at the date of installation, we maintain a certain level of debt to support our investment in these customer finance leases.

During the last four years we had established a series of financing arrangements with a number of major financial institutions to provide secured funding for our customer leasing activities in several of the major countries in which we operate, specifically in Canada, France, the Netherlands, the U.K. and U.S. While terms and conditions vary somewhat between countries, in general these arrangements call for the financial counterparty to provide loans secured by the sales-type lease originations in the country for which it has been contracted to be the funding source. Most arrangements are transacted through bankruptcy remote special purpose entities and the transfers of receivables and equipment to these entities are generally intended to be true sales at law. Under these arrangements, secured debt matches the terms of the underlying finance receivables it supports, which eliminates certain significant refinancing, pricing and duration risks associated with our financing.

At December 31, 2005 and 2004, all of the lease receivables and related secured debt are consolidated in our financial statements because we are determined to be the primary beneficiary of the arrangements and frequently the counterparties have various types of recourse to us. The lease receivables sold represent the collateral for the related secured debt and are not available for general corporate purposes until the related debt is paid off. Most of the secured financing arrangements include over-collateralization of approximately 10% of the lease amounts sold. All of these arrangements are subject to usual and customary conditions of default including cross defaults. In the remote circumstance that an event of default occurs and remains uncured, in general, the counterparty can cease providing funding for new lease originations.

Information on restricted cash that is the result of these third party secured funding arrangements is included in Note 1—“Restricted Cash and Investments” to the Consolidated Financial Statements and disclosure of the amounts for new funding and debt repayments are included in the accompanying Consolidated Statement of Cash Flows.

We also have arrangements in certain countries—Germany, Italy, the Nordic Countries, Brazil and Mexico—in which third party financial institutions originate lease contracts directly with our customers. In these arrangements, we sell and transfer title to the equipment to these financial institutions and generally have no continuing ownership rights in the equipment subsequent to its sale.

In addition to these third party arrangements, we also support our customer finance leasing activities with cash generated from operations and through capital markets offerings.

Refer to Note 4—Receivables, Net in the Consolidated Financial Statements for further information regarding our third party secured funding arrangements as well as a comparison of finance receivables to our financing-related debt as of December 31, 2005 and 2004.

As of December 31, 2005 and 2004, debt secured by finance receivables was approximately 41% and 44% of total debt, respectively. Consistent with our objective to rebalance the ratio of secured and unsecured debt, we expect payments on secured loans will continue to exceed proceeds from new secured loans in 2006. The following represents our aggregate debt maturity schedule as of December 31, 2005:

(in millions)	Unsecured Debt	Debt Secured by Finance Receivables	Other Secured Debt	Total Debt
2006	$66	$1,058	$15	$1,139	(1)
2007	258	1,139	185	1,582
2008	28	643	307	978
2009	879	103	7	989
2010	688	36	3	727
Thereafter	1,826	3	34	1,863

Total	$3,745	$2,982	$551	$7,278

(1)	Quarterly secured and unsecured total debt maturities (in millions) for 2006 are $353, $307, $256 and $223 for the first, second, third and fourth quarters, respectively.

The following table summarizes our secured and unsecured debt as of December 31, 2005 and 2004:

(in millions)	December 31, 2005	December 31, 2004
Term Loan	$300	$300
Debt secured by finance receivables	2,982	4,436
Capital leases	38	58
Debt secured by other assets	213	235

Total Secured Debt	3,533	5,029

Senior Notes	2,862	2,936
Subordinated debt	19	19
Other Debt	864	2,140

Total Unsecured Debt	3,745	5,095

Total Debt	$7,278	$10,124

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

With $1.6 billion of cash, cash equivalents and short-term investments, as of December 31, 2005, borrowing capacity under our 2003 Credit Facility of approximately $700 million and funding available through our secured funding programs, we believe our liquidity (including operating and other cash flows that we expect to generate) will be sufficient to meet operating cash flow requirements as they occur and to satisfy all scheduled debt maturities for at least the next twelve months. Our ability to maintain positive liquidity going forward depends on our ability to continue to generate cash from operations and access the financial markets, both of which are subject to general economic, financial, competitive, legislative, regulatory and other market factors that are beyond our control. As of December 31, 2005, we had an active shelf registration statement with $1.75 billion of capacity that enables us to access the market on an opportunistic basis and offer both debt and equity securities.

Credit Facility: The 2003 Credit Facility consists of a $300 million term loan and a $700 million revolving credit facility, which includes a $200 million sub-facility for letters of credit. Xerox Corporation is the only borrower of the term loan. The revolving credit facility is available, without sub-limit, to Xerox Corporation and certain of its foreign subsidiaries, including Xerox Canada Capital Limited, Xerox Capital (Europe) plc and other qualified foreign subsidiaries (excluding Xerox Corporation, the “Overseas Borrowers”). The 2003 Credit Facility matures on September 30, 2008. As of December 31, 2005, the $300 million term loan and $15 million of letters of credit were outstanding and there were no outstanding borrowings under the revolving credit facility. Since inception of the 2003 Credit Facility in June 2003, there have been no borrowings under the revolving credit facility.

The term loan and the revolving loans each bear interest at LIBOR plus a spread that varies between 1.75% and 3.00% or, at our election, at a base rate plus a spread that depends on the then-current leverage ratio, as defined, in the 2003 Credit Facility. This rate was 6.22% at December 31, 2005.

The 2003 Credit Facility contains affirmative and negative covenants as well as financial maintenance covenants. Subject to certain exceptions, we cannot pay cash dividends on our common stock during the facility term, although we can pay cash dividends on our preferred stock provided there is then no event of default. In addition to other defaults customary for facilities of this type, defaults on other debt, or bankruptcy, of Xerox, or certain of our subsidiaries, and a change in control of Xerox, would constitute events of default. At December 31, 2005, we were in compliance with the covenants of the 2003 Credit Facility and we expect to remain in compliance for at least the next twelve months.

Share Repurchase Program: In October 2005, the board of directors authorized the repurchase of up to $500 million of the company’s common stock during a period of up to one year. In addition, during January 2006, the board of directors authorized an additional repurchase of $500 million of the company’s common stock to also occur during a period of up to one year. Refer to Note 18—Common Stock in the Consolidated Financial Statements for further information.

Other Financing Activity

Financing Business: We currently fund our customer financing activity through third-party funding arrangements, cash generated from operations, cash on hand, capital markets offerings and secured loans. In the United States, Canada, the Netherlands, the U.K., and France, we are currently funding a significant portion of our customer financing activity through secured borrowing arrangements with GE, De Lage Landen Bank (“DLL”) and Merrill Lynch. At the end of the third quarter 2005, we repaid $120 million of secured debt through a transaction with our DLL Joint Venture to purchase DLL’s parent’s 51% ownership interest in the Belgium and Spain leasing operations, which were previously sold to the joint venture in the fourth quarter of 2003. In connection with the purchase, the secured borrowings to DLL’s parent in these operations were repaid and the related finance receivables are no longer encumbered. Other than the repayment of the secured debt, the effects from this transaction were immaterial. In October 2005, we renegotiated our Loan Agreement with GE resulting in a reduction in applicable interest rates and the elimination of the monthly borrowing requirement. The interest rate reduction is applicable to existing and new loans. Additionally in October 2005, we finalized renegotiation of our Loan Agreements with Merrill Lynch in France resulting in an increase in the size of the facility from €350 million to €420 million ($414 to $497), lower applicable interest rates and an extension for an additional 2 years at our option from the current expiration date of July 2007. Refer to Note 4 to the Consolidated Financial Statements for a more detailed discussion of our customer financing arrangements.

Loan Covenants and Compliance: At December 31, 2005, we were in full compliance with the covenants and other provisions of the 2003 Credit Facility, the senior notes and the Loan Agreement and expect to remain in full compliance for at least the next twelve months. Any failure to be in compliance with any material provision or covenant of the 2003 Credit Facility or the senior notes could have a material adverse effect on our liquidity and operations. Failure to be in compliance with the covenants in the Loan Agreement, including the financial maintenance covenants incorporated from the 2003 Credit Facility, would result in an event of termination under the Loan Agreement and in such case GECC would not be required to make further loans to us. If GECC were to make no further loans to us and assuming a similar facility was not established and that we were unable to obtain replacement financing in the public debt markets, it could materially adversely affect our liquidity and our ability to fund our customers’ purchases of our equipment and this could materially adversely affect our results of operations. We have the right at any time to prepay without penalty any loans outstanding under or terminate the 2003 Credit Facility.

Capital Markets Offerings and Other: In August 2004, we issued $500 million aggregate principal amount of Senior Notes due 2011 at par value and, in September 2004, we issued an additional $250 million aggregate principal amount Senior Notes due 2011 at 104.25% of par. These notes, which are discussed further in Note 11—Debt in the Consolidated Financial Statements, form a single series of debt. Interest on the Senior Notes accrues at the annual rate of 6.875% and, as a result of the premium we received on the second issuance of Senior Notes, have a weighted average effective interest rate of 6.6%. The weighted average effective interest rate associated with the Senior Notes reflects our improved liquidity and ability to access the capital markets on more favorable terms.

In December 2004, we completed the redemption of our liability to the Xerox trust issuing trust preferred securities. In lieu of cash redemption, holders of substantially all of the securities converted $1.0 billion aggregate principal amount of securities into 113 million shares of our common stock. As a result of this conversion and redemption, there is no remaining outstanding principal. This redemption, which had no impact on diluted earnings per share, is discussed further in Note 12 to the Consolidated Financial Statements.

Credit Ratings: Our credit ratings as of December 31, 2005 were as follows:

	Senior Unsecured Debt	Outlook	Comments
Moody’s (1), (2), (6)	Ba2	Positive	The Moody’s rating was upgraded from B1 in August 2004. The outlook was upgraded to positive in September 2005.
S&P (3), (4)	BB-	Positive	The S&P rating on Senior Secured Debt is BB-. The outlook was upgraded to positive in April 2005.
Fitch (5)	BB+	Positive	The Fitch rating was upgraded from BB in August 2005.

(1)	In December 2003, Moody’s assigned to Xerox a first time SGL-1 rating. This rating was affirmed in August 2004.
(2)	In August 2004, Moody’s upgraded the long-term senior unsecured debt rating of Xerox from B1 to Ba2, a two notch upgrade. The corporate rating was upgraded to Ba1.
(3)	In April 2005, S&P launched a short-term speculative-grade rating scale and assigned to Xerox a first time B-1 rating.
(4)	In April 2005, S&P upgraded the long-term senior unsecured debt rating of Xerox from B+ to BB-, a one notch upgrade. The corporate rating was affirmed as BB- and changed its Outlook from Stable to Positive.
(5)	In August 2005, Fitch upgraded the senior unsecured debt of Xerox from BB to BB+, and also upgraded the Trust Preferred securities from B+ to BB-, both one notch upgrades. The corporate rating Outlook was affirmed as Positive and affirmed the Secured Bank Facility at BBB-.
(6)	In September 2005, Moody’s changed its Outlook from Stable to Positive.

Our credit ratings, which are periodically reviewed by major rating agencies, have substantially improved over the past two years. As described in the above table, Moody’s and S&P have made positive rating upgrades during the 2005 annual period. In January 2006, S&P placed our rating on Credit-Watch Positive indicating a review of the credit with positive implications within the coming 30 days. Even though as of February 2006, our current credit rating still remains below investment grade, we expect our management strategies will return the company to investment grade in the future.

Contractual Cash Obligations and Other Commercial Commitments and Contingencies: At December 31, 2005, we had the following contractual cash obligations and other commercial commitments and contingencies (in millions):

	Year 1	Years 2-3		Years 4-5		Thereafter
	2006	2007	2008	2009	2010
Long-term debt, including capital lease obligations (1)	$1,139	$1,582	$978	$989	$727	$1,863
Minimum operating lease commitments (2)	197	165	124	102	90	197
Liabilities to subsidiary trusts issuing preferred securities (3)	98	—	—	—	—	626
Purchase Commitments
Flextronics (4)	734	—	—	—	—	—
EDS Contracts (5)	299	290	282	138	—	—
Other (6)	39	34	31	1	—	—

Total contractual cash obligations	$2,506	$2,071	$1,415	$1,230	$817	$2,686

(1)	Refer to Note 11 to our Consolidated Financial Statements for interest payments by us as well as for additional information related to long-term debt (amounts above include principal portion only).
(2)	Refer to Note 6 to our Consolidated Financial Statements for additional information related to minimum operating lease commitments.
(3)	Refer to Note 12 to our Consolidated Financial Statements for interest payments by us as well as for additional information related to liabilities to subsidiary trusts issuing preferred securities (amounts above include principal portion only).
(4)	Flextronics: In 2001, we outsourced certain manufacturing activities to Flextronics under a five-year agreement expiring on November 30, 2006, which we expect to extend for at least an additional three-year period in accordance with existing contractual terms.
(5)	EDS Contracts: We have an information management contract with Electronic Data Systems Corp. (“EDS”) to provide services to us for global mainframe system processing, application maintenance and support, desktop services and helpdesk support, voice and data network management, and server management through June 30, 2009. There are no minimum payments required under the contract. After July 1, 2006, we can terminate the current contract for convenience with six months notice, as defined in the contract, with no termination fee and with payment to EDS for costs incurred as of the termination date. Should we terminate the contract for convenience, we have an option to purchase the assets placed in service under the EDS contract.
(6)	Other Purchase Commitments: We enter into other purchase commitments with vendors in the ordinary course of business. Our policy with respect to all purchase commitments is to record losses, if any, when they are probable and reasonably estimable. We currently do not have, nor do we anticipate, material loss contracts.

Other Commercial Commitments and Contingencies

Pension and Other Post-Retirement Benefit Plans: We sponsor pension and other post-retirement benefit plans that require periodic cash contributions. Our 2005 cash fundings for these plans were $388 million for pensions and $112 million for other post-retirement plans. Our anticipated cash fundings for 2006 are $106 million for pensions and $130 million for other post-retirement plans. Cash contribution requirements for our domestic tax qualified pension plans are governed by the Employment Retirement Income Security Act (“ERISA”) and the Internal Revenue Code. Cash contribution requirements for our international plans are subject to the applicable regulations in each country. The expected 2006 pension contributions do not include contributions to the domestic tax qualified plans because these plans have already exceeded the ERISA minimum funding requirements for the plans’ 2005 plan year. However, once the January 1, 2006 actuarial valuations and projected results as of the end of the 2006 measurement year are available, the desirability of additional contributions will be assessed. Based on these results, we may voluntarily decide to contribute to these plans, even though no contribution is required. In prior years, after making this assessment, we decided to contribute $230 and $210 in April 2005 and April 2004, respectively, to our domestic tax qualified plans in order to make them 100 percent funded on a current liability basis under the ERISA funding rules. Our other post-retirement benefit plans are non-funded and are almost entirely related to domestic operations. Cash contributions are made each year to cover medical claims costs incurred in that year.

Fuji Xerox: We had product purchases from Fuji Xerox totaling $1.5 billion, $1.1 billion, and $871 million in 2005, 2004 and 2003, respectively. Our purchase commitments with Fuji Xerox are in the normal course of business and typically have a lead time of three months. We anticipate that we will purchase approximately $1.9 billion of products from Fuji Xerox in 2006. Related party transactions with Fuji Xerox are discussed in Note 7 to the Consolidated Financial Statements.

Brazil Tax and Labor Contingencies: At December 31, 2005, our Brazilian operations were involved in various litigation matters and have received or been levied with numerous governmental assessments related to indirect and other taxes as well as disputes associated with former employees and contract labor. The total amounts related to these unreserved contingencies, inclusive of any related interest, were approximately $900 million. The tax matters, which comprise a significant portion of the total contingencies, principally relate to claims for taxes on the internal transfer of inventory, municipal service taxes on rentals and gross revenue taxes. We are disputing these tax and labor matters and intend to vigorously defend our position. Based on the opinion of legal counsel, we do not believe that the ultimate resolution of these matters will materially impact our results of operations, financial position or cash flows. In connection with these proceedings, customary local regulations may require us to make escrow cash deposits or post other security of up to half of the total amount in dispute. As of December 31, 2005 we have made escrow cash deposits of $117 million for matters we are disputing and there are liens on certain of our Brazilian assets. Generally, any escrowed amounts would be refundable and any liens would be removed to the extent the matter is resolved in our favor. We routinely assess these matters as to probability of ultimately incurring a liability against our Brazilian operations and record our best estimate of the ultimate loss in situations where we assess the likelihood of an ultimate loss as probable of occurring.

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

Refer to Note 16—Contingencies for further information regarding our guarantees, indemnifications and warranty liabilities.

Financial Risk Management

We are exposed to market risk from foreign currency exchange rates and interest rates, which could affect operating results, financial position and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. These derivative financial instruments are utilized to hedge economic exposures as well as reduce earnings and cash flow volatility resulting from shifts in market rates. Refer to Note 13—Financial Instruments to the Consolidated Financial Statements for further discussion on our financial risk management.

Assuming a 10% appreciation or depreciation in foreign currency exchange rates from the quoted foreign currency exchange rates at December 31, 2005, the potential change in the fair value of foreign currency-denominated assets and liabilities in each entity would not be significant because all material currency asset and liability exposures were economically hedged as of December 31, 2005. A 10% appreciation or depreciation of the U.S. dollar against all currencies from the quoted foreign currency exchange rates at December 31, 2005 would have a $582 million impact on our Cumulative translation adjustment portion of equity. The amount permanently invested in foreign subsidiaries and affiliates, primarily Xerox Limited, Fuji Xerox, Xerox Canada Inc. and Xerox do Brasil, and translated into dollars using the year-end exchange rates, was $5.8 billion at December 31, 2005, net of foreign currency-denominated liabilities designated as a hedge of our net investment.

Interest Rate Risk Management: The consolidated weighted-average interest rates related to our debt and liabilities to subsidiary trusts issuing preferred securities for 2005, 2004 and 2003 approximated 6.0%, 5.8%, and 6.0%, respectively. Interest expense includes the impact of our interest rate derivatives.

Virtually all customer-financing assets earn fixed rates of interest. As discussed above, a significant portion of those assets has been pledged as collateral for secured financing arrangements and the interest rates on a significant portion of those loans are fixed.

As of December 31, 2005, approximately $2.9 billion of our debt carried variable interest rates, including the effect of pay-variable interest rate swaps we are utilizing with the intent to reduce the effective interest rate on our debt.

The fair market values of our fixed-rate financial instruments are sensitive to changes in interest rates. At December 31, 2005, a 10% change in market interest rates would change the fair values of such financial instruments by approximately $257 million.

Forward-Looking Statements

This Annual Report contains forward-looking statements and information relating to Xerox that are based on our beliefs, as well as assumptions made by and information currently available to us. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. Actual results could differ materially from those projected in such forward-looking statements. Information concerning certain factors that could cause actual results to differ materially is included in our 2005 Annual Report on Form 10-K filed with the SEC. We do not intend to update these forward-looking statements.

XEROX CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
(in millions, except per-share data)	2005	2004	2003
Revenues
Sales	$7,400	$7,259	$6,970
Service, outsourcing and rentals	7,426	7,529	7,734
Finance income	875	934	997

Total Revenues	15,701	15,722	15,701
Costs and Expenses
Cost of sales	4,695	4,545	4,346
Cost of service, outsourcing and rentals	4,207	4,295	4,307
Equipment financing interest	326	345	362
Research, development and engineering expenses	943	914	962
Selling, administrative and general expenses	4,110	4,203	4,249
Restructuring and asset impairment charges	366	86	176
Gain on affiliate’s sale of stock	—	—	(13)
Other expenses, net	224	369	876

Total Costs and Expenses	14,871	14,757	15,265
Income from Continuing Operations before Income Taxes, Equity Income, Discontinued Operations and Cumulative Effect of Change in Accounting Principle	830	965	436
Income tax (benefits) expenses	(5)	340	134
Equity in net income of unconsolidated affiliates	98	151	58

Income from Continuing Operations before Discontinued Operations and Cumulative Effect of Change in Accounting Principle	933	776	360
Income from Discontinued Operations, net of tax	53	83	—
Cumulative Effect of Change in Accounting Principle, net of tax	(8)	—	—

Net Income	978	859	360
Less: Preferred stock dividends, net	(58)	(73)	(71)

Income Available to Common Shareholders	$920	$786	$289

Basic Earnings per Share
Income from Continuing Operations	$0.91	$0.84	$0.38
Basic Earnings per Share	$0.96	$0.94	$0.38
Diluted Earnings per Share
Income from Continuing Operations	$0.90	$0.78	$0.36
Diluted Earnings per Share	$0.94	$0.86	$0.36

The accompanying notes are an integral part of these Consolidated Financial Statements.

XEROX CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,
(in millions, except share data in thousands)	2005	2004
Assets
Cash and cash equivalents	$1,322	$3,218
Short-term investments	244	—

Total cash, cash equivalents and short-term investments	1,566	3,218
Accounts receivable, net	2,037	2,076
Billed portion of finance receivables, net	296	377
Finance receivables, net	2,604	2,932
Inventories	1,201	1,143
Other current assets	1,032	1,182

Total current assets	8,736	10,928
Finance receivables due after one year, net	4,949	5,188
Equipment on operating leases, net	431	398
Land, buildings and equipment, net	1,627	1,759
Investments in affiliates, at equity	782	845
Intangible assets, net	289	324
Goodwill	1,671	1,848
Deferred tax assets, long-term	1,547	1,521
Other long-term assets	1,921	2,073

Total Assets	$21,953	$24,884

Liabilities and Equity
Short-term debt and current portion of long-term debt	$1,139	$3,074
Accounts payable	1,043	1,037
Accrued compensation and benefits costs	621	637
Unearned income	191	243
Other current liabilities	1,352	1,309

Total current liabilities	4,346	6,300
Long-term debt	6,139	7,050
Liabilities to subsidiary trusts issuing preferred securities	626	717
Pension and other benefit liabilities	1,151	1,189
Post-retirement medical benefits	1,188	1,180
Other long-term liabilities	1,295	1,315

Total liabilities	14,745	17,751
Series C mandatory convertible preferred stock	889	889
Common stock, including additional paid-in-capital	4,741	4,881
Treasury stock, at cost	(203)	—
Retained earnings	3,021	2,101
Accumulated other comprehensive loss	(1,240)	(738)

Total Liabilities and Equity	$21,953	$24,884

Shares of common stock issued	945,106	955,997
Treasury stock	(13,917)	—

Shares of common stock outstanding	931,189	955,997

The accompanying notes are an integral part of these Consolidated Financial Statements.

XEROX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(in millions)	2005	2004	2003
Cash Flows from Operating Activities
Net income	$978	$859	$360
Adjustments required to reconcile net income to cash flows from operating activities:
Depreciation and amortization	637	686	748
Provisions for receivables and inventory	107	159	302
Deferred tax (benefit) expense	(15)	155	(70)
Net gain on sales of businesses and assets	(97)	(61)	(1)
Undistributed equity in net income of unconsolidated affiliates	(54)	(89)	(37)
Loss on early extinguishment of debt	—	—	73
Income from discontinued operations	(53)	(83)	—
Restructuring and asset impairment charges	366	86	176
Cash payments for restructurings	(214)	(187)	(345)
Contributions to pension benefit plans	(388)	(409)	(672)
(Increase) decrease in inventories	(162)	(38)	62
Increase in equipment on operating leases	(248)	(234)	(166)
Decrease in finance receivables	254	337	496
(Increase) decrease in accounts receivable and billed portion of finance receivables	(34)	224	164
Decrease in other current and long-term assets	164	109	105
Increase in accounts payable and accrued compensation	313	333	408
Net change in income tax assets and liabilities	(211)	(68)	(3)
Net change in derivative assets and liabilities	38	(23)	71
Increase (decrease) in other current and long-term liabilities	7	(79)	(37)
Other, net	32	73	245

Net cash provided by operating activities	1,420	1,750	1,879

Cash Flows from Investing Activities
Purchases of short-term investments	(386)	—	—
Proceeds from sales of short-term investments	139	—	—
Cost of additions to land, buildings and equipment	(181)	(204)	(197)
Proceeds from sales of land, buildings and equipment	5	53	10
Cost of additions to internal use software	(56)	(48)	(53)
Proceeds from divestitures and investments, net	105	191	35
Acquisitions, net of cash acquired	(1)	(12)	—
Net change in escrow and other restricted investments	80	223	254

Net cash (used in) provided by investing activities	(295)	203	49

Cash Flows from Financing Activities
Cash proceeds from new secured financings	557	2,061	2,450
Debt payments on secured financings	(1,879)	(1,906)	(2,181)
Net cash payments on other debt	(1,187)	(1,422)	(4,044)
Proceeds from issuance of mandatory redeemable preferred stock	—	—	889
Preferred stock dividends	(58)	(83)	(57)
Proceeds from issuances of common stock	40	73	477
Payments to acquire treasury stock	(433)	—	—
Other	(2)	(16)	(4)

Net cash used in financing activities	(2,962)	(1,293)	(2,470)

Effect of exchange rate changes on cash and cash equivalents	(59)	81	132

(Decrease) increase in cash and cash equivalents	(1,896)	741	(410)
Cash and cash equivalents at beginning of year	3,218	2,477	2,887

Cash and cash equivalents at end of year	$1,322	$3,218	$2,477

The accompanying notes are an integral part of these Consolidated Financial Statements.

XEROX CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS’ EQUITY

(in millions, except share data in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In- Capital	Treasury Stock Shares	Treasury Stock Amount	Retained Earnings	Accumulated Other Comprehensive Loss (1)	Total
Balance at December 31, 2002	738,273	$738	$2,001	—	$—	$1,025	$(1,871)	$1,893

Net income						360		360
Translation adjustments							547	547
Minimum pension liability, net of tax							42	42
Unrealized gain on securities, net of tax							17	17
Unrealized gains on cash flow hedges, net of tax							2	2

Comprehensive income								$968

Stock option and incentive plans, net	9,530	9	41					50
Common stock offering	46,000	46	405					451
Series B convertible preferred stock dividends ($6.25 per share), net of tax						(41)		(41)
Series C mandatory convertible preferred stock dividends ($3.23 per share)						(30)		(30)
Other	81	1	(2)			1		—

Balance at December 31, 2003	793,884	$794	$2,445	—	—	$1,315	$(1,263)	$3,291

Net income						859		859
Translation adjustments							453	453
Minimum pension liability, net of tax							86	86
Unrealized gain on securities, net of tax							2	2
Realized gain on securities, net of tax							(18)	(18)
Unrealized gains on cash flow hedges, net of tax							2	2

Comprehensive income								$1,384

Stock option and incentive plans, net	11,433	11	111					122
Series B convertible preferred stock conversion	37,040	37	446					483
Series B convertible preferred stock dividends ($2.54 per share)						(15)		(15)
Series C mandatory convertible preferred stock dividends ($6.25 per share)						(58)		(58)
Conversion of liability to subsidiary trust	113,415	113	922					1,035
Other	225	1	1					2

Balance at December 31, 2004	955,997	$956	$3,925	—	—	$2,101	$(738)	$6,244

Net income						978		978
Translation adjustments							(493)	(493)
Minimum pension liability, net of tax							(6)	(6)
Unrealized loss on securities, net of tax							(1)	(1)
Unrealized losses on cash flow hedges, net of tax							(2)	(2)

Comprehensive income								$476

Stock option and incentive plans, net	5,548	6	84					90
Series C mandatory convertible preferred stock dividends ($6.25 per share)						(58)		(58)
Payments to acquire treasury stock				(30,502)	(433)			(433)
Cancellation of treasury stock	(16,585)	(17)	(213)	16,585	230			—
Other	146

Balance at December 31, 2005	945,106	$945	$3,796	(13,917)	$(203)	$3,021	$(1,240)	$6,319

(1)	As of December 31, 2005, Accumulated other comprehensive loss is composed of cumulative translation adjustments of $(1,017), cash flow hedging gains of $1 and minimum pension liabilities of $(224).

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Note 1—Summary of Significant Accounting Policies

References herein to “we,” “us,” “our,” the “Company,” and Xerox refer to Xerox Corporation and its consolidated subsidiaries unless the context specifically requires otherwise.

Description of Business and Basis of Presentation: We are a technology and services enterprise and a leader in the global document market, developing, manufacturing, marketing, servicing and financing a complete range of document equipment, solutions and services.

Certain reclassifications of prior year amounts have been made to conform to the current year presentation. Effective July 1, 2005, we reclassified sustaining engineering costs from cost of sales and cost of service, outsourcing and rentals to a new line item in our Consolidated Statements of Income entitled Research, development and engineering expenses (“R,D&E”). This presentation aligns our external reporting presentation to our internal management of these costs. The components of R,D&E for all years presented are disclosed in Note 19—Research, Development and Engineering.

Basis of Consolidation: The Consolidated Financial Statements include the accounts of Xerox Corporation and all of our controlled subsidiary companies. All significant intercompany accounts and transactions have been eliminated. Investments in business entities in which we do not have control, but we have the ability to exercise significant influence over operating and financial policies (generally 20% to 50% ownership), are accounted for using the equity method of accounting. Upon the sale of stock of a subsidiary, we recognize a gain or loss in our Consolidated Statements of Income equal to our proportionate share of the corresponding increase or decrease in that subsidiary’s equity. Operating results of acquired businesses are included in the Consolidated Statements of Income from the date of acquisition.

We consolidate variable interest entities if we are deemed to be the primary beneficiary of the entity. Operating results for variable interest entities in which we are determined to be the primary beneficiary are included in the Consolidated Statements of Income from the date such determination is made.

For convenience and ease of reference, we refer to the financial statement caption “Income from Continuing Operations before Income Taxes, Equity Income, Discontinued Operations and Cumulative Effect of Change in Accounting Principle” as “pre-tax income,” throughout the notes to the Consolidated Financial Statements.

Use of Estimates: The preparation of our Consolidated Financial Statements, in accordance with accounting principles generally accepted in the United States of America, requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to: (i) allocation of revenues and fair values in leases and other multiple element arrangements; (ii) accounting for residual values; (iii) economic lives of leased assets; (iv) allowance for doubtful accounts; (v) inventory valuation; (vi) restructuring and related charges; (vii) asset impairments; (viii) depreciable lives of assets; (ix) useful lives of intangible assets; (x) pension and post-retirement benefit plans; (xi) income tax reserves and valuation allowances and (xii) contingency and litigation reserves. Future events and their effects cannot be predicted with certainty; accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our Consolidated Financial Statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results could differ from those estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

The following table summarizes certain significant charges that require management estimates:

	Year ended December 31,
(in millions)	2005	2004	2003
Restructuring provisions and asset impairments	$366	$86	$176
Amortization of intangible assets	42	38	36
Provisions for receivables	51	86	224
Provisions for obsolete and excess inventory	56	73	78
Provisions for litigation and regulatory matters	115	9	242
Depreciation and obsolescence of equipment on operating leases	205	210	271
Depreciation of buildings and equipment	280	305	299
Amortization of capitalized software	114	134	143
Pension benefits—net periodic benefit cost	343	350	364
Other post-retirement benefits—net periodic benefit cost	117	111	108
Deferred tax asset valuation allowance provisions	(38)	12	(16)

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

New Accounting Standards and Accounting Changes:

During the two years ended December 31, 2005, the Financial Accounting Standards Board (“FASB”) issued several pronouncements of significance to the Company which are discussed in detail below. In addition, the FASB issued several other pronouncements, including standards on inventory (SFAS No. 151 “Inventory Costs, an amendment of ARB 43, Chapter 4”), exchanges of nonmonetary assets (SFAS No. 153 “Exchanges of Nonmonetary Assets”), and accounting changes (SFAS No. 154 “Accounting Changes and Error Corrections”), which we either currently comply with or are not anticipating to have a significant impact on our future financial condition or results of operations.

In June 2005, the FASB issued Staff Position No. FAS 143-1, “Accounting for Electronic Equipment Waste Obligations” (“FSP 143-1”), which provided guidance on the accounting for obligations associated with the European Union (“EU”) Directive on Waste Electrical and Electronic Equipment (the “WEEE Directive”). FSP 143-1 provided guidance on how to account for the effects of the WEEE Directive with respect to historical waste and waste associated with products on the market on or before August 13, 2005. As of December 31, 2005, the WEEE Directive had been adopted into law by the EU member countries in which we have significant operations, with the exception of the United Kingdom. Accordingly, in 2005, we recorded an initial after-tax charge of $18 ($26 pre-tax) in Other expenses, net in the accompanying Consolidated Statement of Income representing the disposal obligation primarily related to our leased equipment population in service as of the date the EU member countries adopted the WEEE Directive. The adoption of the WEEE Directive by an EU member country created a legal disposal obligation and accordingly we are now required to accrue the cost of that obligation at the time the equipment is placed in service. We will be required to record a similar charge for the United Kingdom when it adopts the WEEE Directive, which is expected to be no more than $10. The on-going quarterly expense resulting from compliance with the WEEE Directive associated with our leased equipment will generally be charged to cost of sales when equipment is placed in service and is not expected to have a material effect on our financial condition or results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143” (“FIN 47”). FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. A conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional upon a future event that may or may not be within control of the entity. The adoption of FIN 47 in 2005 resulted in an after-tax charge of $8 ($12 pre-tax) and was recorded as a cumulative effect of change in accounting principle. This charge represents conditional asset retirement obligations associated with leased facilities where we are required to remove certain leasehold improvements and restore the facility to its original condition at lease termination. Previously, we recorded costs associated with this obligation upon lease termination when the costs were known. On a prospective basis, this accounting change requires recognition of these costs ratably over the lease term. We believe that the adoption of this interpretation will not have a material effect on our financial condition or results of operations. The pro forma effect of applying this guidance in all prior periods presented, as well as the effect on our Consolidated Balance Sheet, was not material.

Stock-Based Compensation: In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“FAS 123(R)”), an amendment of FAS No. 123, “Accounting for Stock-Based Compensation,” which requires companies to recognize compensation expense using a fair-value based method for costs related to share-based payments, including stock options. As permitted by the SEC, the requirements of FAS 123(R) are effective for our fiscal year beginning January 1, 2006. Upon adoption, we will elect to apply the modified prospective transition method and therefore we will not restate the results of prior periods.

During May 2005, we approved the accelerated vesting of approximately 3.6 million unvested employee stock options granted in 2004, that would have been scheduled to vest January 1, 2007, to December 31, 2005. These accelerated options had a weighted average exercise price of $13.71 as of the accelerated vesting date. The primary purpose of this accelerated vesting was to eliminate compensation expense we would recognize in our results of operations upon the adoption of FAS 123(R). The acceleration is expected to reduce our pre-tax stock option compensation expense in 2006 that otherwise would have been recognized by approximately $31 or $0.02 per diluted share and, accordingly, increase our 2005 pro forma expense disclosed below. After the effects of the accelerated vesting, the implementation of FAS 123(R) is expected to be immaterial. In addition, in 2005 in lieu of stock options, we began granting time- and performance-based restricted stock awards, which are already reflected as compensation expense in our results of operations. Therefore, the acceleration of vesting for substantially all previously awarded stock options effectively completes the transition to the new stock-based award program.

FAS 123(R) also requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. While we can not estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in 2005 for such excess tax deductions was $12.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Pending the effective date of FAS 123(R), we do not recognize compensation expense relating to employee stock options because the exercise price is equal to the market price at the date of grant. If we had elected to recognize compensation expense using a fair value approach, and therefore determined the compensation based on the value as determined by the modified Black-Scholes option pricing model, our pro forma income and income per share would have been as follows:

(in millions, except per share data)	2005	2004	2003
Net income—as reported	$978	$859	$360
Add: Stock-based employee compensation expense included in reported net income, net of tax	25	13	10
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(113)	(82)	(95)

Net income—pro forma	$890	$790	$275

Basic EPS—as reported	$0.96	$0.94	$0.38
Basic EPS—pro forma	0.87	0.86	0.27

Diluted EPS—as reported	$0.94	$0.86	$0.36
Diluted EPS—pro forma	0.85	0.80	0.25

The pro forma periodic compensation expense amounts are not representative of future amounts as we began granting employees restricted stock awards with time- and performance-based restrictions in 2005 in lieu of stock options. As reflected in the pro forma amounts in the previous table, the weighted-average fair value of options granted in 2004 and 2003 was $8.38 and $5.39, respectively. The fair values were estimated on the date of grant using the following weighted average assumptions:

	2004	2003
Risk-free interest rate	3.2%	3.3%
Expected life in years (1)	5.7	7.2
Expected price volatility	66.5%	66.2%
Expected dividend yield	—	—

(1)	Options granted in 2004 expire eight years from date of grant, resulting in an expected life shorter than previous grants.

Refer to Note 18—Common Stock for additional disclosures regarding our stock compensation programs.

Summary of Accounting Policies:

Revenue Recognition: We generate revenue through the sale and rental of equipment, service and supplies and income associated with the financing of our equipment sales. Revenue is recognized when earned. More specifically, revenue related to sales of our products and services is recognized as follows:

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

Revenues associated with outsourcing services as well as professional and value-added services are generally recognized as such services are performed. In those service arrangements where final acceptance of a system or solution by the customer is required, revenue is deferred until all acceptance criteria have been met. Costs associated with service arrangements are generally recognized as incurred. Initial direct costs of an arrangement are capitalized and amortized over the contractual service period. Long-lived assets used in the fulfillment of the arrangements are capitalized and depreciated over the shorter of their useful life or the term of the contract. Losses on service arrangements are recognized in the period that the contractual loss becomes probable and estimable.

Sales to distributors and resellers: We utilize distributors and resellers to sell certain of our products to end-users. We refer to our distributor and reseller network as our two-tier distribution model. Sales to distributors and resellers are recognized as revenue when products are sold to such distributors and resellers, as long as all requirements for revenue recognition have been met. Distributors and resellers participate in various cooperative marketing and other programs, and we record provisions for these programs as a reduction to revenue when the sales occur. We also similarly account for our estimates of sales returns and other allowances when the sales occur based on our historical experience.

Supplies: Supplies revenue generally is recognized upon shipment or utilization by customer in accordance with sales terms.

Revenue Recognition for Leases: Our accounting for leases involves specific determinations under SFAS No. 13, which often involve complex provisions and significant judgments. The two primary criteria of SFAS No. 13 which we use to classify transactions as sales-type or operating leases are (1) a review of the lease term to determine if it is equal to or greater than 75% of the economic life of the equipment and (2) a review of the present value of the minimum lease payments to determine if they are equal to or greater than 90% of the fair market value of the equipment at the inception of the lease. Our sales-type lease portfolios contain only normal credit and collection risks and have no important uncertainties with respect to future costs. Our leases in our Latin America operations have historically been recorded as operating leases given the cancellability of the contract or because the recoverability of the lease investment is deemed not to be predictable at lease inception.

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

Revenue Recognition Under Bundled Arrangements: We sell most of our products and services under bundled lease arrangements, which typically include equipment, service, supplies and financing components for which the customer pays a single negotiated fixed minimum monthly payment for all elements over the contractual lease term. These arrangements typically also include an incremental, variable component for page volumes in excess of contractual page volume minimums, which are often expressed in terms of price per page. The fixed minimum monthly payments are multiplied by the number of months in the contract term to arrive at the total fixed minimum payments that the customer is obligated to make (“fixed payments”) over the lease term. The payments associated with page volumes in excess of the minimums are contingent on whether or not such minimums are exceeded (“contingent payments”). The minimum contractual committed page volumes are typically negotiated to equal the customer’s estimated page volume at lease inception. In applying our lease accounting methodology, we only consider the fixed payments for purposes of allocating to the relative fair value elements of the contract. Contingent payments, if any, are inherently uncertain and therefore are recognized as revenue in the period when the customer exceeds the minimum copy volumes specified in the contract.

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

Restricted Cash and Investments: Several of our secured financing arrangements and derivative contracts, as well as other material contracts, require us to post cash collateral or maintain minimum cash balances in escrow. These cash amounts are reported in our Consolidated Balance Sheets, depending on when the cash will be contractually released. At December 31, 2005 and 2004, such restricted cash amounts were as follows (in millions):

	December 31,
	2005	2004
Escrow and cash collections related to secured borrowing arrangements	$254	$372
Collateral related to risk management arrangements	43	61
Other restricted cash	149	97

Total	$446	$530

Of these amounts, $270 and $370 were included in Other current assets and $176 and $160 were included in Other long-term assets, as of December 31, 2005 and 2004, respectively.

Provisions for Losses on Uncollectible Receivables: The provisions for losses on uncollectible trade and finance receivables are determined principally on the basis of past collection experience applied to ongoing evaluations of our receivables and evaluations of the default risks of repayment. Allowances for doubtful accounts on accounts receivable balances were $136 and $183, as of December 31, 2005 and 2004, respectively. Allowances for doubtful accounts on finance receivables were $229 and $276 at December 31, 2005 and 2004, respectively.

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

Goodwill and Other Intangible Assets: Goodwill is tested for impairment annually or more frequently if an event or circumstance indicates that an impairment loss may have been incurred. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. We estimate the fair value of each reporting unit using a discounted cash flow methodology. This requires us to use significant judgment including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur, determination of our weighted average cost of capital, and relevant market data.

Other intangible assets primarily consist of assets obtained in connection with business acquisitions, including installed customer base and distribution network relationships, patents on existing technology and trademarks. We apply an impairment evaluation whenever events or changes in business circumstances indicate that the carry value of our intangible assets may not be recoverable. Other intangible assets are amortized on a straight-line basis over their estimated economic lives. The straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained annually by the Company.

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

Treasury Stock: We account for repurchased common stock under the cost method and include such treasury stock as a component of our Common shareholders’ equity. Retirement of Treasury stock is recorded as a reduction of Common stock and Additional paid-in-capital.

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

Pension and Post-Retirement Benefit Obligations: We sponsor pension plans in various forms in several countries covering substantially all employees who meet eligibility requirements. Post-retirement benefit plans cover primarily U.S. employees for retirement medical costs. As permitted by existing accounting rules, we employ a delayed recognition feature in measuring the costs and obligations of pension and post-retirement benefit plans. This requires changes in the benefit obligations and changes in the value of assets set aside to meet those obligations to be recognized not as they occur, but systematically and gradually over subsequent periods.

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

The discount rate is used to present value our future anticipated benefit obligations. In estimating our discount rate, we consider rates of return on high quality fixed-income investments included in various published bond indexes, adjusted to eliminate the effects of call provisions and differences in the timing and amounts of cash outflows related to the bonds, as well as, the expected timing of pension and other benefit payments. In the U.S. and the U.K., which comprise approximately 81% of our projected benefit obligation, we consider the Moody’s Aa Corporate Bond Index and the International Index Company’s iBoxx Sterling Corporates AA Cash Bond Index, respectively in the determination of the appropriate discount rate assumptions.

Foreign Currency Translation: The functional currency for most foreign operations is the local currency. Net assets are translated at current rates of exchange, and income, expense and cash flow items are translated at average exchange rates for the applicable period. The translation adjustments are recorded in Accumulated other comprehensive loss. The U.S. dollar is used as the functional currency for certain subsidiaries that conduct their business in U.S. dollars or operate in hyperinflationary economies. A combination of current and historical exchange rates is used in remeasuring the local currency transactions of these subsidiaries and the resulting exchange adjustments are included in income. Aggregate foreign currency losses were $5, $73 and $11 in 2005, 2004 and 2003, respectively, and are included in Other expenses, net in the accompanying Consolidated Statements of Income.

Note 2—Segment Reporting

Our reportable segments are consistent with how we manage the business and view the markets we serve. Our reportable segments are Production, Office, Developing Markets Operations (“DMO”) and Other. The

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Production and Office segments are centered around strategic product groups which share common technology, manufacturing and product platforms, as well as classes of customers. During 2005, we implemented a new financial reporting system which has enabled greater efficiencies in financial reporting and provides enhanced analytical capabilities including activity-based cost analysis on shared services and internal cost allocations. We have used the new financial reporting system to make changes in the allocation of certain segment costs and expenses, including a reallocation of costs associated with corporate and certain shared service functions. These changes did not involve a change in the composition of our reportable segments and did not impact segment revenue. We have reclassified prior-period amounts to conform to the current period’s presentation. The following table illustrates the impact of these changes on annual segment operating profit for 2004 and 2003 (in millions):

	Years Ended
	2004	2003
Operating Profit
Production	$123	$65
Office	(19)	48
DMO	(8)	—
Other	(96)	(113)

Total	$—	$—

The Production segment includes black and white products which operate at speeds over 90 pages per minute (“ppm”) and color products which operate at speeds over 40 ppm, excluding 50 ppm products with an embedded controller. Products include the Xerox iGen3 digital color production press, Nuvera, DocuTech, DocuPrint, Xerox 2101 and DocuColor families, as well as older technology light-lens products. These products are sold predominantly through direct sales channels in North America and Europe to Fortune 1000, graphic arts, government, education and other public sector customers.

The Office segment includes black and white products which operate at speeds up to 90 ppm and color devices, up to 40 ppm, as well as, 50 ppm color devices with an embedded controller. Products include the suite of CopyCentre, WorkCentre, and WorkCentre Pro digital multifunction systems, DocuColor color multifunction products, color laser, solid ink color printers and multifunction devices, monochrome laser desktop printers, digital and light-lens copiers and facsimile products. These products are sold through direct and indirect sales channels in North America and Europe to global, national and mid-size commercial customers as well as government, education and other public sector customers.

The DMO segment includes our operations in Latin America, Central and Eastern Europe, the Middle East, India, Eurasia, Russia and Africa. This segment’s sales consist of office and production including a large proportion of office devices and printers which operate at speeds of 11-30 ppm. Management serves and evaluates these markets on an aggregate geographic basis, rather than on a product basis.

The segment classified as Other includes several units, none of which met the thresholds for separate segment reporting. This group primarily includes Xerox Supplies Business Group (predominantly paper), Small Office/Home Office (“SOHO”), Wide Format Systems, Xerox Technology Enterprises and value-added services, royalty and license revenues. Other segment profit (loss) includes the operating results from these entities, other less significant businesses, our equity income from Fuji Xerox, and certain costs which have not been allocated to the Production, Office and DMO segments, including non-financing interest as well as other items included in Other (income) expenses, net.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Selected financial information for our operating segments for each of the years ended December 31, 2005, 2004 and 2003, respectively, was as follows (in millions):

	Production	Office	DMO	Other	Total
2005 (1)
Information about profit or loss:
Revenues	$4,198	$7,106	$1,803	$1,719	$14,826
Finance income	342	512	9	12	875

Total segment revenues	$4,540	$7,618	$1,812	$1,731	$15,701

Interest expense (2)	$121	$179	$8	$249	$557
Segment profit (loss) (3)	427	819	64	151	1,461
Equity in net income of unconsolidated affiliates	—	—	4	94	98

2004 (1)
Information about profit or loss:
Revenues	$4,238	$7,075	$1,697	$1,778	$14,788
Finance income	352	552	10	20	934

Total segment revenues	$4,590	$7,627	$1,707	$1,798	$15,722

Interest expense (2)	$114	$176	$12	$406	$708
Segment profit (loss) (3)	511	779	35	(125)	1,200
Equity in net income of unconsolidated affiliates	—	—	3	148	151

2003 (1)
Information about profit or loss:
Revenues	$4,131	$7,048	$1,751	$1,774	$14,704
Finance income	376	594	12	15	997

Total segment revenues	$4,507	$7,642	$1,763	$1,789	$15,701

Interest expense (2)	$120	$197	$34	$533	$884
Segment profit (loss) (3)	466	790	172	(440)	988
Equity in net income of unconsolidated affiliates	—	1	6	51	58

(1)	Asset information on a segment basis is not disclosed as this information is not separately identified and internally reported to our chief executive officer.
(2)	Interest expense includes equipment financing interest as well as non-financing interest, which is a component of Other expenses, net.
(3)	Depreciation and amortization expense is recorded in cost of sales, research, development and engineering expenses and selling, administrative and general expenses and is included in the segment profit (loss) above. This information is neither identified nor internally reported to our chief executive officer. The separate identification of this information for purposes of segment disclosure is impracticable, as it is not readily available and the cost to develop it would be excessive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

The following is a reconciliation of segment profit to pre-tax income (in millions):

	Years ended December 31,
	2005	2004	2003
Total segment profit	$1,461	$1,200	$988
Unallocated items:
Restructuring and asset impairment charges	(366)	(86)	(176)
Provisions for certain litigation matters (1)	(114)	—	(239)
Initial provision for WEEE Directive (“FSP 143-1”) (2)	(26)	—	—
Losses from Hurricane Katrina	(15)	—	—
2002 credit facility fee write-off	—	—	(73)
Other expenses, net	(12)	2	(6)
Allocated item:
Equity in net income of unconsolidated affiliates	(98)	(151)	(58)

Pre-tax income	$830	$965	$436

(1)	2005 provision for litigation includes $102 related to MPI arbitration panel ruling, including $13 million for interest expense, and $12 million related to other legal matters. Refer to Note 16—Contingencies for further discussion. The 2003 provision for litigation includes the $239 charge related to the court approved settlement of the Berger v. RIGP litigation discussed in Note 14—Employee Benefit Plans.
(2)	See Note 1—“New Accounting Standards and Accounting Changes” for discussion of this charge.

Geographic area data was as follows:

	Revenues			Long-Lived Assets (1)
(in millions)	2005	2004	2003	2005	2004	2003
United States	$8,388	$8,346	$8,547	$1,386	$1,427	$1,477
Europe	5,226	5,281	4,863	500	585	616
Other Areas	2,087	2,095	2,291	386	434	460

Total	$15,701	$15,722	$15,701	$2,272	$2,446	$2,553

(1)	Long-lived assets are comprised of (i) land, buildings and equipment, net, (ii) equipment on operating leases, net, (iii) internal use software, net and (iv) capitalized software costs, net.

Note 3—Short-Term Investments

As of December 31, 2005, we held $244 in marketable securities that are classified within Short-term investments in our Consolidated Balance Sheets. These securities are considered available-for-sale and are carried at fair value based on quoted market prices. Unrealized gains and losses, net of taxes, are recorded within Accumulated other comprehensive loss, a component of Common shareholders’ equity. The purchases of Short-term investments for the year-ending December 31, 2005 were $386, including $2 of premiums which are amortized as an offset to Interest income over the remaining term of the investments. The cost of securities sold is based on the specific identification method. Proceeds from sales of Short-term investments for the year ended December 31, 2005 were $139. No gains or losses were realized on these sales.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

The following table summarizes the fair market values and unrealized losses of our Short-term investments as of December 31, 2005 (in millions):

	Maturities Less Than 12 Months		Maturities 12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate bonds	$93	$—	$51	$1	$144	$1
Auction rate municipal bonds	—	—	45	—	45	—
US government agency securities	13	—	19	—	32	—

Total Debt Securities	$106	$—	$115	$1	$221	$1

Auction rate preferred securities					23	—

Total Short-term investments					$244	$1

The contractual maturities of the available-for-sale debt securities at December 31, 2005 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay and creditors may have the right to call obligations. These securities are classified within current assets because they are highly liquid, traded in active markets and are available for use, if needed, for current operations.

(in millions)	Fair Value
Debt Securities:
Due in 1 year or less	$106
Due after 1 year through 5 years	70
Due after 5 years through 10 years	—
Due after 10 years	45

Total Debt Securities	$221

Auction rate preferred securities	23

Total Short-term investments	$244

On an ongoing basis, we evaluate our investments to determine if a decline in fair value is other-than-temporary. In this determination, we consider the duration that, and extent to which, market value is below original cost, our intent and ability to hold to recovery and the financial health of the issuer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Note 4—Receivables, Net

Finance Receivables: Finance receivables result from installment arrangements and sales-type leases arising from the marketing of our equipment. These receivables are typically collateralized by a security interest in the underlying assets. Finance receivables, net at December 31, 2005 and 2004 were as follows (in millions):

	2005	2004
Gross receivables	$9,449	$10,267
Unearned income	(1,458)	(1,619)
Unguaranteed residual values	87	125
Allowance for doubtful accounts	(229)	(276)

Finance receivables, net	7,849	8,497
Less: Billed portion of finance receivables, net	(296)	(377)
Current portion of finance receivables not billed, net	(2,604)	(2,932)

Amounts due after one year, net	$4,949	$5,188

Contractual maturities of our gross finance receivables subsequent to December 31, 2005 were as follows (including those already billed of $296):

2006	2007	2008	2009	2010	Thereafter	Total
$3,633	$2,590	$1,812	$1,004	$371	$39	$9,449

Secured Funding Arrangements

GE Secured Borrowings: We have an agreement in the U.S. (the “Loan Agreement”) under which GE Vendor Financial Services, a subsidiary of GE, is our primary third-party equipment financing provider, through the funding of loans secured by new lease originations. The maximum potential level of borrowing under the Loan Agreement is a function of the size of the portfolio of finance receivables generated by us that meet GE’s funding requirements and cannot exceed $5 billion in any event. In October 2005, we renegotiated the Loan Agreement resulting in a reduction in applicable interest rates and the elimination of the monthly borrowing requirement. The interest rate reduction is applicable to existing and new loans.

Under this agreement, GE funds a significant portion of new U.S. lease originations at over-collateralization rates, which vary over time, but are expected to approximate 10% at the inception of each funding. The secured loans are subject to interest rates calculated at each loan funding at yield rates consistent with average rates for similar market based transactions as well as our current debt ratings. Refer to Note 11 for further information on interest rates. New lease originations, including the bundled service and supply elements, are transferred to a wholly-owned consolidated subsidiary which receives funding from GE. The funds received under this agreement are recorded as secured borrowings and together with the associated lease receivables are included in our Consolidated Balance Sheet. We and GE intend the transfers of the lease contracts to be “true sales at law” and that the wholly-owned consolidated subsidiary be bankruptcy remote and have received opinions to that effect from outside legal counsel. As a result, the transferred receivables are not available to satisfy any of our other obligations. GE’s funding commitment is not subject to our credit ratings. There are no credit rating defaults that could impair future funding under this agreement. This agreement contains cross default provisions related to certain financial covenants contained in the 2003 Credit Facility and other significant debt facilities. Any cross default would impair our ability to receive subsequent funding until the default was cured or waived but does not accelerate previous borrowings except in the case of bankruptcy. However, in the event of a default, we could be replaced as the maintenance service provider for the associated equipment under lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

We have similar long-term lease funding arrangements with GE in both the U.K. and Canada. These agreements contain similar terms and conditions as those contained in the U.S. Loan Agreement with respect to funding conditions and covenants. The final funding date for all facilities is currently December 2010.

France Secured Borrowings: In July 2003, we securitized $443 of receivables in France using a three-year public secured financing arrangement. The funds received in connection with this agreement were recorded as secured borrowings. In September 2005, we repaid the remaining balance associated with this arrangement of $47 million. We also have an on-going warehouse financing facility in France with Merrill Lynch to fund new lease originations. In October 2005, we amended this agreement resulting in an increase in the size of the facility from €350 million to €420 million ($414 to $497 as of December 31, 2005), lower applicable interest rates and an extension for an additional 2 years at our option from the current expiration date of July 2007.

The DLL Secured Borrowings: In 2002, we formed a joint venture with De Lage Landen Bank (“the DLL Joint Venture”) which became our primary equipment financing provider for new lease originations in the Netherlands through fundings from De Lage Landen Bank. In 2003, the DLL Joint Venture was expanded to include the leasing operations in Belgium and Spain. Our DLL Joint venture is consolidated as we are deemed to be the primary beneficiary of the joint venture’s financial results (Refer to Note 1—“Basis of Consolidation”). In September 2005, we completed a transaction with our DLL Joint Venture to purchase De Lage Landen Bank’s 51% ownership interest in the Belgium and Spain leasing operations. In connection with the purchase, the secured borrowings from De Lage Landen Bank to these operations of $120 were repaid and the related finance receivables are no longer encumbered. Other than the repayment of the secured debt, the effects from this transaction were immaterial.

The following table shows finance receivables and related secured debt as of December 31, 2005 and 2004:

			December 31, 2005		December 31, 2004
(in millions)	Facility Amount	Maximum Facility Amount (1)	Finance Receivables	Secured Debt	Finance Receivables	Secured Debt
Finance Receivables Encumbered by Loans :
GE secured loans:
GE Loans—U.S.	$5 billion	$8 billion	$1,888	$1,701	$2,711	$2,486
GE Loans—U.K.	£400 million (U.S. $690)	£600 million (U.S. $1.0 billion)	637	581	771	685
GE Loans—Canada	Cdn. $850 million (U.S. $730)	Cdn. $2 billion (U.S. $1.7 billion)	258	174	486	426

Total GE encumbered finance receivables, net			2,783	2,456	3,968	3,597
Merrill Lynch Loan—France	€420 million (U.S. $497)	€420 million (U.S. $497)	430	342	368	287
Asset-backed notes—France	N/A	N/A	—	—	225	148
DLL—Netherlands	N/A	N/A	216	184	436	404

Total encumbered finance receivables, net			3,429	$2,982	4,997	$4,436

Unencumbered finance receivables, net			4,420		3,500

Total Finance receivables, net (2)			$7,849		$8,497

(1)	Subject to mutual agreement by the parties.
(2)	Includes (i) billed portion of finance receivables, net (ii) finance receivables, net and (iii) finance receivables due after one year, net as included in the Consolidated Balance Sheets as of December 31, 2005 and 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

As of December 31, 2005, $3,429 of Finance receivables, net are held as collateral in various entities, as security for the borrowings noted above. Total outstanding debt secured by these receivables at December 31, 2005 was $2,982. The entities are consolidated in our financial statements. Although the transferred assets are included in our total assets, the assets of the entities are not available to satisfy any of our other obligations. We also have arrangements in Germany, Italy, the Nordic countries, Brazil and Mexico in which third party financial institutions originate lease contracts directly with our customers. In these transactions, we sell and transfer title of the equipment to these financial institutions and have no continuing ownership rights in the leased equipment subsequent to its sale.

Accounts Receivable Funding Arrangement: In 2004, we completed a transaction with GE for a three-year $400 revolving credit facility secured by our U.S. accounts receivable. This arrangement is being accounted for as a secured borrowing within our Consolidated Balance Sheets. Secured accounts receivables and related debt associated with this arrangement as of December 31, 2005 and 2004 were as follows (in millions):

	2005	2004
Secured accounts receivable, net	$313	$354
Secured debt	$178	$200

Note 5—Inventories and Equipment on Operating Leases, Net

Inventories at December 31, 2005 and 2004 were as follows (in millions):

	2005	2004
Finished goods	$956	$895
Work-in-process	99	65
Raw materials	146	183

Total Inventories	$1,201	$1,143

Equipment on operating leases and similar arrangements consists of our equipment rented to customers and depreciated to estimated salvage value at the end of the lease term. The transfer of equipment from our inventories to equipment subject to an operating lease is presented in our Consolidated Statements of Cash Flows in the operating activities section as a non-cash adjustment. We recorded $56, $73 and $78 in inventory write-down charges for the years ended December 31, 2005, 2004 and 2003, respectively. Equipment on operating leases and the related accumulated depreciation at December 31, 2005 and 2004 were as follows (in millions):

	2005	2004
Equipment on operating leases	$1,262	$1,649
Less: Accumulated depreciation	(831)	(1,251)

Equipment on operating leases, net	$431	$398

Depreciable lives generally vary from three to four years consistent with our planned and historical usage of the equipment subject to operating leases. Depreciation and obsolescence expense was $205, $210 and $271 for the years ended December 31, 2005, 2004 and 2003, respectively. Our equipment operating lease terms vary, generally from 12 to 36 months. Scheduled minimum future rental revenues on operating leases with original terms of one year or longer are (in millions):

2006	2007	2008	2009	2010	Thereafter
$386	$212	$130	$60	$27	$4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Total contingent rentals on operating leases, consisting principally of usage charges in excess of minimum contracted amounts, for the years ended December 31, 2005, 2004 and 2003 amounted to $136, $137 and $235, respectively.

Note 6—Land, Buildings and Equipment, Net

Land, buildings and equipment, net at December 31, 2005 and 2004 were as follows (in millions):

	Estimated Useful Lives (Years)	2005	2004
Land		$51	$53
Buildings and building equipment	25 to 50	1,163	1,167
Leasehold improvements	Varies	326	313
Plant machinery	5 to 12	1,637	1,667
Office furniture and equipment	3 to 15	967	1,072
Other	4 to 20	76	74
Construction in progress		83	96

Subtotal		4,303	4,442
Less: Accumulated depreciation		(2,676)	(2,683)

Land, buildings and equipment, net		$1,627	$1,759

Depreciation expense was $280, $305 and $299 for the years ended December 31, 2005, 2004 and 2003, respectively. We lease certain land, buildings and equipment, substantially all of which are accounted for as operating leases. Total rent expense under operating leases for the years ended December 31, 2005, 2004 and 2003 amounted to $267, $316, and $287, respectively. Future minimum operating lease commitments that have remaining non-cancelable lease terms in excess of one year at December 31, 2005 were as follows:

2006	2007	2008	2009	2010	Thereafter
$197	$165	$124	$102	$90	$197

In certain circumstances, we sublease space not currently required in operations. Future minimum sublease income under leases with non-cancelable terms in excess of one year amounted to $14 at December 31, 2005.

We have an information technology contract with Electronic Data Systems Corp. (“EDS”) through June 30, 2009. Services to be provided under this contract include support of global mainframe system processing, application maintenance, desktop and helpdesk support, voice and data network management and server management. There are no minimum payments due EDS under the contract. Payments to EDS, which are primarily recorded in selling, administrative and general expenses, were $305, $328 and $340 for the years ended December 31, 2005, 2004 and 2003, respectively.

In December 2003, STHQ Realty LLC was formed to finance the acquisition of the Company’s headquarters in Stamford, Connecticut. While the assets and liabilities of this special purpose entity are included in the Company’s Consolidated Financial Statements, STHQ Realty LLC is a bankruptcy remote separate legal entity. As a result, its assets of $42 at December 31, 2005, are not available to satisfy the debts and other obligations of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Note 7—Investments in Affiliates, at Equity

Investments in corporate joint ventures and other companies in which we generally have a 20% to 50% ownership interest at December 31, 2005 and 2004 were as follows (in millions):

	2005	2004
Fuji Xerox (1)	$725	$772
Investment in subsidiary trusts issuing preferred securities	42	39
Other investments	15	34

Investments in affiliates, at equity	$782	$845

(1)	Fuji Xerox is headquartered in Tokyo and operates in Japan, China, Australia, New Zealand and other areas of the Pacific Rim. Our investment in Fuji Xerox of $725 at December 31, 2005, differs from our implied 25% interest in the underlying net assets, or $811, due primarily to our deferral of gains resulting from sales of assets by us to Fuji Xerox, partially offset by goodwill related to the Fuji Xerox investment established at the time we acquired our remaining 20% of Xerox Limited from The Rank Group plc. Such gains would only be recognized if Fuji Xerox sold a portion of the assets we previously sold to it or if we were to sell a portion of our current ownership interest in Fuji Xerox.

Our equity in net income of our unconsolidated affiliates for the three years ended December 31, 2005 was as follows:

	2005	2004	2003
Fuji Xerox	$90	$134	$41
Other investments	8	17	17

Total	$98	$151	$58

Equity in net income of Fuji Xerox is affected by certain adjustments to reflect the deferral of profit associated with intercompany sales. These adjustments may result in recorded equity income that is different than that implied by our 25% ownership interest.

Equity income for 2004 included $38 related to our share of a pension settlement gain recorded by Fuji Xerox subsequent to a transfer of a portion of their pension obligation to the Japanese government, in accordance with the Japan Welfare Pension Insurance Law.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Condensed financial data of Fuji Xerox for the three calendar years ended December 31, 2005 was as follows (in millions):

	2005	2004	2003
Summary of Operations:
Revenues	$10,009	$9,450	$8,430
Costs and expenses	9,406	8,595	8,011

Income before income taxes	603	855	419
Income taxes	215	331	194
Minorities’ interests	8	18	34

Net income	$380	$506	$191

Balance Sheet Data:
Assets:
Current assets	$3,454	$3,613	$3,273
Long-term assets	4,168	4,606	4,766

Total Assets	$7,622	$8,219	$8,039

Liabilities and Shareholders’ Equity:
Current liabilities	$2,991	$2,757	$2,594
Long-term debt	434	616	443
Other long-term liabilities	936	1,383	2,391
Minorities’ interests in equity of subsidiaries	17	104	118
Shareholders’ equity	3,244	3,359	2,493

Total Liabilities and Shareholders’ Equity	$7,622	$8,219	$8,039

In 2005, 2004 and 2003, we received dividends of $38, $50 and $20, respectively, which were reflected as a reduction in our investment. Additionally, we have a technology agreement with Fuji Xerox whereby we receive royalty payments for their use of our Xerox brand trademark, as well as, rights to access their patent portfolio in exchange for access to our patent portfolio. In 2005, 2004 and 2003, we earned royalty revenues under this agreement of $123, $119 and $110, respectively, which are included in Service, outsourcing and rental revenues in the Consolidated Statements of Income. We also have arrangements with Fuji Xerox whereby we purchase inventory from and sell inventory to Fuji Xerox. Pricing of the transactions under these arrangements is based upon negotiations conducted at arm’s length. Certain of these inventory purchases and sales are the result of mutual research and development arrangements. Our purchase commitments with Fuji Xerox are in the normal course of business and typically have a lead time of three months. Purchases from and sales to Fuji Xerox for the three years ended December 31, 2005 were as follows (in millions):

	2005	2004	2003
Sales	$163	$166	$149
Purchases	$1,517	$1,135	$871

In addition to the payments described above, in 2005, 2004 and 2003, we paid Fuji Xerox $28, $27 and $33, respectively, and Fuji Xerox paid us $9 in each of the three years ended 2005, respectively, for unique research and development. As of December 31, 2005 and 2004, amounts due to Fuji Xerox were $157 and $155, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Note 8—Goodwill and Intangible Assets, Net

Goodwill:

The carrying amount of goodwill was $1,671, $1,848 and $1,722, for the three years ended December 31, 2005. The only changes in goodwill for each of the three-years ended December 31, 2005 related to foreign currency translation adjustments of $(177), $132 and $158, respectively, as well as a $6 other charge that was incurred in the Other segment in 2004. The following table presents the carrying amount of goodwill, by operating segment, as of December 31, 2005 and 2004, respectively:

	Production	Office	DMO	Other	Total
Balance as of December 31, 2005	$745	$807	$—	$119	$1,671
Balance as of December 31, 2004	848	881	—	119	1,848

Intangible Assets, Net:

Intangible assets primarily relate to the Office operating segment. Intangible assets were comprised of the following as of December 31, 2005 and 2004 (in millions):

	Weighted Average Amortization Period	As of December 31, 2005:			As of December 31, 2004:
		Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Installed customer base	17 years	$226	$72	$154	$218	$58	$160
Distribution network	25 years	123	30	93	123	25	98
Existing technology	7 years	105	89	16	105	74	31
Licensed technology	7 years	28	5	23	28	1	27
Trademarks	7 years	23	20	3	23	15	8

		$505	$216	$289	$497	$173	$324

Amortization expense related to intangible assets was $42, $38, and $36 for the years ended December 31, 2005, 2004 and 2003, respectively, and is expected to approximate $40 in 2006 and approximate $22 annually from 2007 through 2010. Amortization expense is primarily recorded in Other expenses, net, with the exception of amortization expense associated with licensed technology, which is recorded in Cost of sales and Cost of service, outsourcing and rentals, as appropriate.

Note 9—Restructuring Programs

We have engaged in a series of restructuring programs related to downsizing our employee base, exiting certain activities, outsourcing certain internal functions and engaging in other actions designed to reduce our cost structure and improve productivity. Management continues to evaluate our business and, therefore, there may be supplemental provisions for new plan initiatives as well as changes in estimates to amounts previously recorded, as payments are made or actions are completed. Asset impairment charges were also incurred in connection with these restructuring actions for those assets made obsolete as a result of these programs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

The restructuring and asset impairment charges in the Consolidated Statements of Income totaled $366, $86 and $176 in 2005, 2004 and 2003, respectively. Detailed information related to restructuring program activity during the three years ended December 31, 2005 is outlined below (in millions).

	Ongoing Programs				Legacy Programs (2)	Total
Restructuring Activity	Severance and Related Costs	Lease Cancellation and Other Costs	Asset Impairments (1)	Total
Ending Balance December 31, 2002	$241	$45	$—	$286	$137	$423
Restructuring Provision	186	7	—	193	12	205
Reversals of prior accruals	(15)	(1)	—	(16)	(13)	(29)

Net current year charges (3)	171	6	—	177	(1)	176
Charges against reserve and currency	(269)	(15)	—	(284)	(94)	(378)

Ending Balance December 31, 2003	$143	$36	$—	$179	$42	$221
Restructuring Provision	95	8	1	104	2	106
Reversals of prior accruals	(11)	—	—	(11)	(9)	(20)

Net current year charges (3)	84	8	1	93	(7)	86
Charges against reserve and currency	(157)	(21)	(1)	(179)	(11)	(190)

Ending Balance December 31, 2004	$70	$23	$—	$93	$24	$117
Restructuring Provision	371	12	15	398	1	399
Reversals of prior accruals	(21)	(6)	—	(27)	(6)	(33)

Net current year charges (3)	350	6	15	371	(5)	366
Charges against reserve and currency (4)	(203)	(10)	(15)	(228)	(19)	(247)

Ending Balance December 31, 2005	$217	$19	$—	$236	$—	$236

(1)	Charges associated with asset impairments represent the write-down of the related assets to their new cost basis and are recorded concurrently with the recognition of the provision. Accordingly, no reserve is ever maintained for asset impairments.
(2)	Legacy Programs, includes the runoff activity of several predecessor restructuring programs which were initiated between 2000 and 2001.
(3)	Represents amount recognized within the Consolidated Statements of Income for the years shown.
(4)	Charges in 2005 associated with Legacy Programs include the reclassification of $9 to Other current and non-current liabilities reflecting the close out of these programs due to the immateriality of the remaining liability. The remaining liability primarily relates to our exit from facilities in Europe and the U.S., which are currently leased through 2009.

Additional details about our restructuring programs are as follows:

Reconciliation to Statements of Cash Flows

	Years ended December 31,
	2005	2004	2003
Charges to reserve, all programs	$(247)	$(190)	$(378)
Pension curtailment, special termination benefits and settlements	—	8	33
Asset Impairments	15	1	1
Effects of foreign currency and other non-cash	18	(6)	(1)

Cash payments for restructurings	$(214)	$(187)	$(345)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Restructuring—Ongoing Programs: Beginning in the fourth quarter of 2002, we initiated a series of ongoing restructuring initiatives designed to leverage cost savings resulting from realized productivity improvements, realign and lower our overall cost structure and outsource certain internal functions. These initiatives primarily include severance actions and impact all major geographies and segments. During 2003, we provided $177 for ongoing restructuring programs, net of reversals of $16 related to changes in estimates for severance costs from previously recorded actions. The provision consisted of net charges of $138 primarily related to the elimination of approximately 2,000 positions worldwide, $33 for pension settlements and post-retirement medical benefit curtailments and $6 for lease terminations. During 2004, we provided an additional $93 for ongoing restructuring programs, net of reversals of $11 related to changes in estimates for severance costs from previously recorded actions. The additional provision consisted of a net charge of $76 related to the elimination of approximately 1,900 positions primarily in North America and Latin America, $8 for pension settlements, $8 for lease terminations and $1 for asset impairments. During 2005, we provided an additional $371 for ongoing restructuring programs, net of reversals of $27 primarily related to changes in estimates in severance costs from previously recorded actions. The additional provision in 2005 consisted of a net charge of $350 for severance costs, primarily related to the elimination of approximately 3,900 positions worldwide, a net charge of $6 for lease terminations and $15 for asset impairments. The initiatives in 2005 are focused on cost reductions in service, manufacturing and back office support operations primarily within the Office and Production segments. We expect to spend the majority of the restructuring balance as of December 31, 2005 in 2006.

The following tables summarize the total amount of costs expected to be incurred in connection with these restructuring programs and the cumulative amount incurred as of December 31, 2005:

Segment Reporting:

(in millions)	Cumulative amount incurred as of December 31, 2004	Net amount incurred for the year ended December 31, 2005	Cumulative amount incurred as of December 31, 2005	Total expected to be incurred *
Production	$255	$150	$405	$407
Office	198	175	373	374
DMO	97	22	119	123
Other	122	24	146	150

Total Provisions	$672	$371	$1,043	$1,054

*	The total amount of $1,054 represents the cumulative amount incurred through December 31, 2005 plus additional expected restructuring charges of approximately $11 related to initiatives identified to date that have not yet been recognized in the Consolidated Financial Statements as well as expected interest accretion on the reserve.

Major Cost Reporting:

(in millions)	Cumulative amount incurred as of December 31, 2004	Amount incurred for the year ended December 31, 2005	Cumulative amount incurred as of December 31, 2005	Total expected to be incurred *
Severance and related costs	$567	$350	$917	$922
Lease cancellation and other costs	59	6	65	70
Asset impairments	46	15	61	62

Total Provisions	$672	$371	$1,043	$1,054

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Note 10—Supplementary Financial Information

The components of other current assets and other current liabilities at December 31, 2005 and 2004 were as follows (in millions):

	2005	2004
Other current assets
Deferred taxes	$290	$289
Restricted cash	270	370
Prepaid expenses	133	142
Financial derivative instruments	28	125
Other	311	256

Total Other current assets	$1,032	$1,182

Other current liabilities
Income taxes payable	$84	$183
Other taxes payable	199	234
Interest payable	102	113
Restructuring reserves	212	93
Financial derivative instruments	12	46
Product warranties	20	22
Liability to Xerox Capital LLC	98	—
Other	625	618

Total Other current liabilities	$1,352	$1,309

The components of other long-term assets and other long-term liabilities at December 31, 2005 and 2004 were as follows (in millions):

	2005	2004
Other long-term assets
Prepaid pension costs	$829	$891
Net investment in discontinued operations	420	440
Internal use software, net	198	255
Restricted cash	176	160
Financial derivative instruments	—	19
Debt issuance costs, net	52	64
Other	246	244

Total Other long-term assets	$1,921	$2,073

Other long-term liabilities
Deferred and other tax liabilities	$771	$862
Minorities’ interests in equity of subsidiaries	90	80
Financial derivative instruments	45	43
Product warranties	1	1
Other	388	329

Total Other long-term liabilities	$1,295	$1,315

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

Ridge Re: We provide aggregate excess of loss reinsurance coverage (the Reinsurance Agreement) to one of the former Talegen units, TRG, through Ridge Re, a wholly-owned subsidiary. The coverage limit for this remaining Reinsurance Agreement is $578. We have guaranteed that Ridge Re will meet all its financial obligations under the remaining Reinsurance Agreement. Ridge Re maintains an investment portfolio in a trust that is required to provide security with respect to aggregate excess of loss reinsurance obligations under the remaining Reinsurance Agreement. At December 31, 2005 and 2004, the balance of the investments in the trust, consisting of U.S. government, government agency and high quality corporate bonds, was $504 and $544, respectively. Our remaining net investment in Ridge Re was $83 and $82 at December 31, 2005 and 2004, respectively. Based on Ridge Re’s current projections of investment returns and reinsurance payment obligations, we expect to fully recover our remaining investment. The projected reinsurance payments are based on actuarial estimates. We continue to evaluate potential strategies to transfer our obligations under the remaining reinsurance agreement, as well as the investments in the trust, to another insurance company in an effort to completely exit from this business.

Performance-Based Instrument: In connection with the 1997 sale of TRG, we received a $462 performance-based instrument as partial consideration. Cash distributions are paid on the instrument, based on 72.5% of TRG’s available cash flow as defined in the sale agreement. For the years ended December 31, 2005 and 2004, we received cash distributions of $20 and $22, respectively. The recovery of this instrument is dependent upon the sufficiency of TRG’s available cash flows. Such cash flows are supported by TRG’s ultimate parent via a subscription agreement whereby the parent has agreed to purchase from TRG an established number of shares of this instrument each year through 2017. Based on current cash flow projections, we expect to fully recover the $345 remaining balance of this instrument.

Liability to Xerox Capital LLC: Refer to Note 12 for further information.

Internal Use Software: Capitalized direct costs associated with developing, purchasing or otherwise acquiring software for internal use are amortized on a straight-line basis over the expected useful life of the software, beginning when the software is implemented. Useful lives of the software generally vary from 3 to 5 years. Amortization expense, including applicable impairment charges, was $92, $107, and $116 for the years ended December 31, 2005, 2004 and 2003, respectively.

Note 11—Debt

Short-term borrowings at December 31, 2005 and 2004 were as follows (in millions):

	2005	2004
Current maturities of long-term debt	$1,099	$3,038
Notes payable	40	36

Total	$1,139	$3,074

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Long-term debt, including debt secured by finance receivables at December 31, 2005 and 2004 was as follows (in millions):

	Weighted Average Interest Rates at December 31, 2005	2005	2004
U.S. Operations
Xerox Corporation
Notes due 2006 (1)	—%	$—	$15
Notes due 2007 (1)	—	—	25
Notes due 2008	1.31	27	27
Senior Notes due 2009 (2)	9.75	620	627
Euro Senior Notes due 2009	9.75	260	297
Senior Notes due 2010 (2)	7.13	688	704
Notes due 2011	7.01	50	50
Senior Notes due 2011 (2)	6.88	752	758
Senior Notes due 2013 (2)	7.63	542	550
Convertible Notes due 2014	9.00	19	19
Notes due 2016	7.20	251	252
2003 Credit Facility due 2008	6.22	300	300

Subtotal		$3,509	$3,624

Xerox Credit Corporation
Yen notes due 2005	—	—	970
Yen notes due 2007	2.00	255	292
Notes due 2008 (1)	—	—	25
Notes due 2012 (1)	7.07	75	125
Notes due 2013	6.50	60	59
Notes due 2014	6.06	50	50
Notes due 2018	7.00	25	25

Subtotal		465	1,546

Other U.S. Operations
Borrowings secured by finance receivables (3)	4.78	1,701	2,486
Borrowings secured by other assets	5.67	220	257

Subtotal		$1,921	$2,743

Total U.S. Operations		$5,895	$7,913

International Operations
Xerox Capital (Europe) plc:
Japanese yen due 2005	—	—	97
U.S. dollars due 2008 (1)	—	—	25

Subtotal		—	122

Other International Operations
Pound Sterling secured borrowings due 2007-2008 (3)	6.06	581	685
Euro secured borrowings due 2005-2010 (3)	3.73	526	839
Canadian dollars secured borrowings due 2005-2007 (3)	5.49	174	426
Other debt due 2005-2010	5.86	62	103

Subtotal		1,343	2,053

Total International Operations		1,343	2,175

Subtotal		7,238	10,088

Less current maturities		(1,099)	(3,038)

Total Long-term debt		$6,139	$7,050

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

(1)	Certain debt, instruments totaling $140, were redeemed in 2005 prior to their scheduled maturities.
(2)	As of December 31, 2005, these senior notes were guaranteed by our wholly-owned subsidiary Xerox International Joint Marketing, Inc.
(3)	Refer to Note 4—Receivables, Net, for further discussion of borrowings secured by finance receivables, net.

Scheduled payments due on long-term debt for the next five years and thereafter are as follows (in millions):

2006	2007	2008	2009	2010	Thereafter	Total
$1,099	$1,582	$978	$989	$727	$1,863	$7,238

Credit Facility: In June 2003, we entered into the 2003 Credit Facility. The 2003 Credit Facility consists of a fully drawn $300 term loan and a $700 revolving credit facility that includes a $200 letter of credit sub-facility. This facility expires on September 30, 2008. As of December 31, 2005, the $300 term loan and $15 of letters of credit were outstanding and there were no outstanding borrowings under the revolving credit facility. Since inception of the 2003 Credit Facility in June 2003, there have been no borrowings under the revolving credit facility. Xerox is the only borrower of the term loan.

Subject to certain limits described in the following paragraph, the obligations under the 2003 Credit Facility are secured by liens on substantially all the assets of Xerox and each of our U.S. subsidiaries that have a consolidated net worth from time to time of $100 or more (the “Material Subsidiaries”), excluding Xerox Credit Corporation (“XCC”) and certain other finance subsidiaries, and are guaranteed by certain Material Subsidiaries. At December 31, 2005, Xerox is the only borrower under the 2003 Credit Facility.

Under the terms of certain of our outstanding public bond indentures, the amount of obligations under the 2003 Credit Facility that can be (1) secured by assets (the “Restricted Assets”) of (a) Xerox and (b) our non-financing subsidiaries that have a consolidated net worth of at least $100, without (2) triggering a requirement to also secure those indentures, is limited to the excess of (x) 20% of our consolidated net worth (as defined in the public bond indentures) over (y) the outstanding amount of certain other debt that is secured by the Restricted Assets. Accordingly, the amount of 2003 Credit Facility debt secured by the Restricted Assets will vary from time to time with changes in our consolidated net worth. The amount of security provided under this formula accrues ratably to the benefit of both the term loan and revolving loans under the 2003 Credit Facility.

The term loan and the revolving loans bear interest at LIBOR plus a spread that varies between 1.75% and 3.00% or, at our election, at a base rate plus a spread that depends on the then-current Leverage Ratio, as defined, in the 2003 Credit Facility. The interest rate on the debt as of December 31, 2005 was 6.22%.

The 2003 Credit Facility contains affirmative and negative covenants as well as financial maintenance covenants. Subject to certain exceptions, we cannot pay cash dividends on our common stock during the facility term, although we can pay cash dividends on our preferred stock, provided there is then no event of default. Among defaults customary for facilities of this type, defaults on our other debt, bankruptcy of certain of our legal entities, or a change in control of Xerox Corporation, would all constitute events of default. At December 31, 2005, we were in compliance with the covenants of the 2003 Credit Facility and we expect to remain in compliance for at least the next twelve months.

The senior notes also contain negative covenants (but no financial maintenance covenants) similar to those contained in the 2003 Credit Facility. However, they generally provide us with more flexibility than the 2003 Credit Facility covenants, except that payment of cash dividends on the Series C Mandatory Convertible Preferred Stock is subject to the conditions that there is then no default under the senior notes, that the fixed charge coverage ratio (as defined) is greater than 2.25 to 1.00, and that the amount of the cash dividend does not

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

exceed the then amount available under the restricted payments basket (as defined). The senior notes are guaranteed by our wholly-owned subsidiary Xerox International Joint Marketing, Inc.

Debt repayments and maturities: During 2005, we repaid $140 of public unsecured debt prior to its scheduled maturity in addition to $1,020 in scheduled public debt maturities.

Guarantees: At December 31, 2005, we have guaranteed $17 of indebtedness of our foreign subsidiaries. This debt is included in our Consolidated Balance Sheet as of such date. In addition, as of December 31, 2005, $32 of letters of credit have been issued in connection with insurance guarantees.

Interest: Interest paid on our short-term debt, long-term debt and liabilities to subsidiary trusts issuing preferred securities amounted to $555, $710 and $867 for the years ended December 31, 2005, 2004 and 2003, respectively.

Interest expense and interest income for the three years ended December 31, 2005 was as follows (in millions):

	Year Ended December 31,
	2005	2004	2003
Interest expense (1)	$557	$708	$884
Interest income (2)	(1,013)	(1,009)	(1,062)

(1)	Includes Equipment financing interest expense, as well as, non-financing interest expense included in Other expenses, net in the Consolidated Statements of Income.
(2)	Includes Finance income, as well as, other interest income that is included in Other expenses, net in the Consolidated Statements of Income.

Equipment financing interest is determined based on an estimated cost of funds applied against an estimated level of debt required to support our financed receivables. The estimated cost of funds is primarily based on our secured borrowing rates. The estimated level of debt is based on an assumed 7 to 1 leverage ratio of debt/equity as compared to our average finance receivables. This methodology has been consistently applied for all periods presented.

A summary of the Net cash payments on other debt as shown on the Consolidated Statements of Cash Flows for the three years ended December 31, 2005 follows (in millions):

	2005	2004	2003
Cash proceeds (payments) on notes payable, net	$4	$(6)	$22
Net cash proceeds from issuance of long-term debt (1)	50	974	1,580
Cash payments on long-term debt	(1,241)	(2,390)	(5,646)

Total Net cash payments on other debt	$(1,187)	$(1,422)	$(4,044)

(1)	Includes payment of debt issuance costs.

Note 12—Liability to Subsidiary Trusts Issuing Preferred Securities

The Liability to Subsidiary Trusts Issuing Preferred Securities included in our Consolidated Balance Sheets reflects the obligations to our subsidiaries that have issued preferred securities. These subsidiaries are not

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

consolidated in our financial statements because we are not the primary beneficiary of the trusts. As of December 31, 2005 and 2004, the components of our liabilities to the trusts were as follows (in millions):

	2005	2004
Trust I	$626	$629
Xerox Capital LLC (1)	98	88

Total	$724	$717

(1)	Classified in Other current liabilities in the December 31, 2005 Consolidated Balance Sheet.

Trust I: In 1997, Xerox Capital Trust I (“Trust I”) issued 650 thousand of 8.0% preferred securities (the “Preferred Securities”) to investors for $644 ($650 liquidation value) and 20,103 shares of common securities to us for $20. With the proceeds from these securities, Trust I purchased $670 principal amount of 8.0% Junior Subordinated Debentures due 2027 of the Company (“the Debentures”). The Debentures represent all of the assets of Trust I. On a consolidated basis, we received net proceeds of $637 which was net of fees and discounts of $13. Interest expense, together with the amortization of debt issuance costs and discounts, amounted to $54, $54 and $52 in 2005, 2004 and 2003, respectively. We have guaranteed (the “Guarantee”), on a subordinated basis, distributions and other payments due on the Preferred Securities. The Guarantee and our obligations under the Debentures and in the indenture pursuant to which the Debentures were issued and our obligations under the Amended and Restated Declaration of Trust governing the trust, taken together, provide a full and unconditional guarantee of amounts due on the Preferred Securities. The Preferred Securities accrue and pay cash distributions semiannually at a rate of 8% per year of the stated liquidation amount of one thousand dollars per Preferred Security. The Preferred Securities are mandatorily redeemable upon the maturity of the Debentures on February 1, 2027, or earlier to the extent of any redemption by us of any Debentures. The redemption price in either such case will be one thousand dollars per share plus accrued and unpaid distributions to the date fixed for redemption.

Xerox Capital LLC: In 1996, Xerox Capital LLC, issued 2 million deferred preferred shares for Canadian (Cdn.) $50 ($42) to investors and all of its common shares to us. The total proceeds of Cdn. $63 ($52) were loaned to us. The deferred preferred shares are mandatorily redeemable on February 28, 2006 for Cdn. $90 (equivalent to $77 at December 31, 2005). Our liability to the subsidiary trust at December 31, 2005 of $98 includes the redeemable amount of deferred preferred shares of $77 as well as our liability to the deconsolidated trust of $21. This liability has been reclassified on the December 31, 2005 Consolidated Balance Sheet from a long-term liability to current liabilities due to the redemption date of February 28, 2006.

Note 13—Financial Instruments

We are exposed to market risk from changes in foreign currency exchange rates and interest rates, which could affect operating results, financial position and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. These derivative financial instruments are utilized to hedge economic exposures as well as reduce earnings and cash flow volatility resulting from shifts in market rates. As permitted, certain of these derivative contracts have been designated for hedge accounting treatment under SFAS No. 133. However, for certain of these instruments we do not apply hedge accounting treatment and, accordingly, our results of operations are exposed to some level of volatility. The level of volatility will vary with the type and amount of derivative hedges outstanding, as well as fluctuations in the currency and interest rate market during the period.

We enter into limited types of derivative contracts, including interest rate and cross currency interest rate swap agreements, foreign currency spot, forward and swap contracts and purchased foreign currency options to

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

manage interest rate and foreign currency exposures. Our primary foreign currency market exposures include the Japanese yen, Euro, British pound sterling, Canadian dollar and Brazilian real. The fair market values of all our derivative contracts change with fluctuations in interest rates and/or currency rates and are designed so that any changes in their values are offset by changes in the values of the underlying exposures. Derivative financial instruments are held solely as risk management tools and not for trading or speculative purposes.

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

Some of our derivative and other material contracts at December 31, 2005 require us to post cash collateral or maintain minimum cash balances in escrow. These cash amounts are reported in our Consolidated Balance Sheets within Other current assets or Other long-term assets, depending on when the cash will be contractually released, as presented in Note 1 to the Consolidated Financial Statements.

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

At December 31, 2005 and 2004, we had outstanding single currency interest rate swap agreements with aggregate notional amounts of $2.1 billion and $2.8 billion, respectively. The net liability fair values at December 31, 2005 and 2004 were $40 and $37, respectively.

Fair Value Hedges: As of December 31, 2005 and 2004, pay variable/receive fixed interest rate swaps with notional amounts of $1.8 billion and $2.4 billion were designated and accounted for as fair value hedges. The swaps were structured to hedge the fair value of related debt by converting them from fixed rate instruments to variable rate instruments. No ineffective portion was recorded to earnings during 2005 or 2004. The following is a summary of our fair value hedges at December 31, 2005:

Debt Instrument	Year first Designated	Notional Amount	Net Liability Fair Value	Weighted- average Interest Rate paid	Interest Rate received	Basis	Maturity
Senior Notes due 2010	2003/2005	$550	$(9)	7.39%	7.13%	Libor	2010
Senior Notes due 2013	2003	250	(3)	7.40%	7.63%	Libor	2013
Notes due 2016	2004	250	(3)	7.17%	7.20%	Libor	2016
Senior Notes due 2011	2004	250	(6)	7.26%	6.88%	Libor	2011
Liability to Capital Trust I	2005	450	(18)	6.34%	8.00%	Libor	2027

Total		$1,750	$(39)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Cash Flow Hedges: During 2005, pay fixed/receive variable interest rate swaps with notional amounts of £200 million ($345) and a net liability fair value of $(1), associated with the Xerox Finance Limited GE Capital borrowing were designated and accounted for as cash flow hedges. The swaps were structured to hedge the LIBOR interest rate of the debt by converting it from a variable rate instrument to a fixed rate instrument. No ineffective portion was recorded to earnings during 2005.

Terminated Swaps: During 2005, we terminated interest rate swaps with a notional value of $1.3 billion and a net fair liability value of $29 which had previously been designated as fair value hedges of certain indebtedness. The fair value adjustment to these debt instruments will be amortized to interest expense over the remaining term of the notes. During 2004, we terminated interest rate swaps with a notional value of $1.1 billion and a net fair asset value of $68. Interest rate swaps with a notional value of $600 and a net fair asset value of $55 had previously been designated as fair value hedges against the senior notes due 2009. In 2005 and 2004, the amortization of these fair value adjustments reduced interest expense by $11 and $9, respectively. The remaining derivatives terminated in 2005 and 2004 had not been previously designated as hedges and accordingly those terminations had no impact on earnings as they were being marked to market through earnings each period.

Foreign Exchange Risk Management: We may use certain derivative instruments to manage the exposures associated with the foreign currency exchange risks discussed below.

Issuance of foreign currency denominated debt

•	We enter into cross-currency interest rate swap agreements to swap the proceeds and related interest payments with a counterparty. In return, we receive and effectively denominate the debt in local functional currencies.

•	We utilize forward exchange contracts to hedge the currency exposure for interest payments on foreign currency denominated debt.

•	These derivatives may be designated as fair value hedges or cash flow hedges depending on the nature of the risk being hedged.

Foreign currency denominated assets and liabilities

•	We generally utilize forward foreign exchange contracts and purchased option contracts to hedge these exposures.

•	Changes in the value of these currency derivatives are recorded in earnings together with the offsetting foreign exchange gains and losses on the underlying assets and liabilities.

Purchases of foreign-sourced inventory

•	We generally utilize forward foreign exchange contracts and purchased option contracts to hedge these anticipated transactions. These contracts generally mature in six months or less.

•	Although these contracts are intended to economically hedge foreign currency risks to the extent possible, the differences between the contract terms of our derivatives and the underlying forecasted exposures reduce our ability to obtain hedge accounting. Accordingly, changes in value for these derivatives are recorded directly through earnings.

During 2005, 2004, and 2003, we recorded net currency losses of $5, $73 and $11, respectively. Net currency losses primarily result from the mark-to-market of foreign exchange contracts utilized to hedge foreign

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

currency denominated assets and liabilities, the re-measurement of foreign currency-denominated assets and liabilities and the mark-to-market impact of economic hedges of anticipated transactions for which we do not apply cash flow hedge accounting treatment.

At December 31, 2005, we had outstanding forward exchange and purchased option contracts with gross notional values of $2,927. The following is a summary of the primary hedging positions and corresponding fair values held as of December 31, 2005:

Currency Hedged (Buy/Sell) (in millions)	Gross Notional Value	Fair Value Asset (Liability)
U.S. Dollar/Euro	$634	$10
Japanese Yen/U.S. Dollar	467	2
Euro/U.S. Dollar	225	(2)
Canadian Dollar/Euro	205	(1)
Euro/U.K. Pound Sterling	199	2
Canadian Dollar/U.S. Dollar	166	—
Swedish Kronor/Euro	147	1
U.S. Dollar/U.K. Pound Sterling	129	3
U.S. Dollar/Canadian Dollar	118	—
Euro/Canadian Dollar	98	1
U.K. Pound Sterling/Euro	93	(1)
Swiss Franc/Euro	93	(1)
All Other	353	2

Total	$2,927	$16

At December 31, 2005 and 2004, we had outstanding cross-currency interest rate swap agreements with aggregate notional amounts of $127 and $597, respectively. The net (liability) asset fair values at December 31, 2005 and 2004 were $(5) and $44, respectively. There was only one contract outstanding at December 31, 2005 and Japanese Yen was the currency hedged.

Cash Flow Hedges: As of December 31, 2005, cross currency swaps with a notional amount of $127 were used to hedge the currency exposure for interest payments and principal on half of our Japanese Yen denominated debt of ¥30 billion ($255). In addition, forward currency contracts were used to hedge the currency exposure for interest payments on the remaining debt. These combined strategies converted the hedged cash flows to U.S. dollar denominated payments and qualified for cash flow hedge accounting.

During 2004, certain forward contracts were used to hedge the interest payments on Euro denominated debt of $377. The derivatives were designated and accounted for as cash flow hedges.

No amount of ineffectiveness was recorded in the Consolidated Statements of Income during 2005 or 2004 for our designated cash flow hedges and all components of each derivative’s gain or loss was included in the assessment of hedge effectiveness.

Accumulated Other Comprehensive Loss (“AOCL”): During 2005, a $32 after-tax decrease in the fair value of cash flow hedges was recorded in AOCL while an after-tax amount of $30 was transferred to earnings as a result of scheduled payments and receipts on our cash flow hedges. This resulted in an ending gain position relating to the cash flow hedges in AOCL of $1 as of December 31, 2005.

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

Fair Value of Financial Instruments: The estimated fair values of our financial instruments at December 31, 2005 and 2004 were as follows:

	2005		2004
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$1,322	$1,322	$3,218	$3,218
Short-term investments	244	244	—	—
Accounts receivable, net	2,037	2,037	2,076	2,076
Short-term debt	1,139	1,134	3,074	3,093
Long-term debt	6,139	6,312	7,050	7,442
Short-term liabilities to trusts issuing preferred securities (1)	98	96	—	—
Long-term liabilities to trusts issuing preferred securities	626	642	717	738

(1)	Recognized as a component of Other current liabilities within the Consolidated Balance Sheets.

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

Note 14—Employee Benefit Plans

We sponsor numerous pension and other post-retirement benefit plans, primarily retiree health, in our U.S. and international operations. September 30 is the measurement date for most of our European plans and December 31 is the measurement date for all of our other post-retirement benefit plans, including all of our domestic plans. Information regarding our benefit plans is presented below (in millions):

	Pension Benefits		Other Benefits
	2005	2004	2005	2004
Change in Benefit Obligation
Benefit obligation, January 1	$10,028	$8,971	$1,662	$1,579
Service cost	234	222	19	22
Interest cost	581	660	90	89
Plan participants’ contributions	11	14	15	18
Plan amendments	30	232	44	—
Actuarial loss (gain)	527	272	(54)	70
Currency exchange rate changes	(486)	356	4	6
Curtailments	(5)	(2)	—	—
Special termination benefits	—	2	—	—
Benefits paid/settlements	(618)	(699)	(127)	(122)

Benefit obligation, December 31	$10,302	$10,028	$1,653	$1,662

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

	Pension Benefits		Other Benefits
	2005	2004	2005	2004
Change in Plan Assets
Fair value of plan assets, January 1	$8,110	$7,301	$—	$—
Actual return on plan assets	933	772	—	—
Employer contribution	388	409	112	104
Plan participants’ contributions	11	14	15	18
Currency exchange rate changes	(418)	311	—	—
Transfers/divestitures	38	2	—	—
Benefits paid/settlements	(618)	(699)	(127)	(122)

Fair value of plan assets, December 31	$8,444	$8,110	$—	$—

Funded status (including under-funded and non-funded plans)	$(1,858)	$(1,918)	$(1,653)	$(1,662)
Unamortized transition (assets) obligations	3	(1)	—	—
Unrecognized prior service cost	(28)	(23)	(45)	(112)
Unrecognized net actuarial loss	1,918	1,993	410	494

Net amount recognized	$35	$51	$(1,288)	$(1,280)

Amounts recognized in the Consolidated Balance Sheets consist of:
Prepaid benefit cost	$833	$897	$—	$—
Accrued benefit liability	(1,081)	(1,092)	(1,288)	(1,280)
Intangible asset	9	4	—	—
Minimum pension liability included in AOCL	274	242	—	—

Net amount recognized	$35	$51	$(1,288)	$(1,280)

	Pension Benefits
	2005	2004
Change in minimum liability included in AOCL	$32	$(20)

Information for benefit plans that are under-funded or non-funded on a Projected Benefit Obligation basis is presented below (in millions):

	Pension Benefits		Other Benefits
	2005	2004	2005	2004
Aggregate projected benefit obligation	$10,240	$9,959	$1,653	$1,662
Aggregate fair value of plan assets	8,364	8,019	—	—

The accumulated benefit obligation for all defined benefit pension plans was $9,248 and $8,966 at December 31, 2005 and 2004, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets is presented below (in millions):

	2005	2004
Aggregate projected benefit obligation	$6,601	$6,464
Aggregate accumulated benefit obligation	5,826	5,727
Aggregate fair value of plan assets	4,845	4,668

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

	Pension Benefits			Other Benefits
	2005	2004	2003	2005	2004	2003
Components of Net Periodic Benefit Cost (in millions)
Defined benefit plans
Service cost	$234	$222	$197	$20	$22	$26
Interest cost (1)	581	660	934	90	89	91
Expected return on plan assets (2)	(622)	(678)	(940)	—	—	—
Recognized net actuarial loss	98	104	53	31	24	13
Amortization of prior service cost	(3)	(1)	—	(24)	(24)	(18)
Recognized net transition (asset) obligation	1	(1)	—	—	—	—
Recognized curtailment/settlement loss (gain)	54	44	120	—	—	(4)

Net periodic benefit cost	343	350	364	117	111	108
Special termination benefits	—	2	—	—	—	—
Defined contribution plans	71	69	62	—	—	—

Total	$414	$421	$426	$117	$111	$108

(1)	Interest cost includes interest expense on non-TRA obligations of $328, $312, and $273 and interest expense directly allocated to TRA participant accounts of $253, $348, and $661 for the years ended December 31, 2005, 2004 and 2003, respectively.
(2)	Expected return on plan assets includes expected investment income on non-TRA assets of $369, $330, and $279 and actual investment income on TRA assets of $253, $348, and $661 for the years ended December 31, 2005, 2004 and 2003, respectively.

Settlement/curtailment losses and special termination benefits were incurred as a result of our restructuring programs in all periods presented. Refer to Note 9 for that portion included in restructuring charges for each of the three years ended December 31, 2005.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Plan Assets

Current Allocation and Investment Targets: As of the 2005 and 2004 measurement dates, the global pension plan assets were $8.4 billion and $8.1 billion, respectively. These assets were invested among several asset classes. The amount and percentage of assets invested in each asset class as of each of these dates is shown below:

	Asset Value		Percentage of Total Assets
(in millions)	2005	2004	2005	2004
Asset Category
Equity securities (1)	$4,830	$4,753	57%	58%
Debt securities (1)	2,723	2,592	32	32
Real estate	504	464	6	6
Other	387	301	5	4

Total	$8,444	$8,110	100%	100%

(1)	None of the investments include debt or equity securities of Xerox Corporation.

Investment Strategy: The target asset allocations for our worldwide plans for 2005 were 54% invested in equities, 39% invested in fixed income, 6% invested in real estate and 1% invested in Other. The target asset allocations for our worldwide plans for 2004 were 59% invested in equities, 34% invested in fixed income, 6% invested in real estate and 1% invested in Other. The pension assets outside of the U.S. as of the 2005 and 2004 measurement dates were $4.3 billion and $4.1 billion, respectively.

The target asset allocations for the U.S. pension plan include 64% invested in equities, 30% in fixed income, 5% in real estate and 1% in other investments. Cash investments are sufficient to handle expected cash requirements for benefit payments and will vary throughout the year. The expected long-term rate of return on the U.S. pension assets is 8.75%.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Contributions: We expect to contribute $106 to our worldwide pension plans and $130 to our other post retirement benefit plans in 2006. The 2006 expected pension plan contributions do not include any planned contribution for the domestic tax qualified plans because there are no required contributions to these plans for the 2006 fiscal year. However, once the January 1, 2006 actuarial valuations and projected results as of the end of the 2006 measurement year are available, the desirability of additional contributions will be assessed. Based on these results, we may voluntarily decide to contribute to these plans, even though no contribution is required. In prior years, after making this assessment, we decided to contribute $230 and $210 in April 2005 and April 2004, respectively, to our domestic tax qualified plans in order to make them 100% funded on a current liability basis under the ERISA funding rules.

Estimated Future Benefit Payments: The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in millions):

	Pension Benefits	Other Benefits
2006	$731	$130
2007	580	133
2008	531	135
2009	591	134
2010	667	129
Years 2011-2015	3,437	640

Assumptions

	Pension Benefits			Other Benefits
	2005	2004	2003	2005		2004		2003
Weighted-average assumptions used to determine benefit obligations at the plan measurement dates
Discount rate	5.2%	5.6%	5.8%	5.6%		5.8%		6.0%
Rate of compensation increase	3.9	4.0	3.9	—	(1)	—	(1)	—	(1)

(1)	Rate of compensation increase is not applicable to our other benefits as compensation levels do not impact earned benefits.

	Pension Benefits				Other Benefits
	2006	2005	2004	2003	2006		2005		2004		2003
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31
Discount rate	5.2%	5.6%	5.8%	6.2%	5.6%		5.8%		6.0%		6.5%
Expected return on plan assets	7.8	8.0	8.1	8.3	—	(1)	—	(1)	—	(1)	—	(1)
Rate of compensation increase	3.9	4.0	3.9	3.9	—	(2)	—	(2)	—	(2)	—	(2)

(1)	Expected return on plan assets is not applicable to our other benefits as these plans are unfunded.
(2)	Rate of compensation increase is not applicable to our other benefits as compensation levels do not impact earned benefits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Assumed health care cost trend rates at December 31

	2005	2004
Health care cost trend rate assumed for next year	10.9%	11.9%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.2%	5.2%
Year that the rate reaches the ultimate trend rate	2011	2011

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions):

	One-percentage-point increase	One-percentage-point decrease
Effect on total service and interest cost components	$5	$(4)
Effect on post-retirement benefit obligation	73	(64)

Berger Litigation: Our Retirement Income Guarantee Plan (“RIGP”) represents the primary U.S. pension plan for salaried employees. In 2003, we recorded a $239 provision for litigation relating to the court approved settlement of the Berger v. RIGP litigation. The settlement is being paid from RIGP assets and has been reflected in our 2005 and 2004 actuarial valuations. The obligation related to this settlement has been included in plan amendments in the change in the benefit obligation noted above.

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

Information relating to the ESOP trust for each of the two years ended December 31, 2004 was as follows (in millions):

	2004	2003
Dividends declared on Convertible Preferred Stock	$15	$41
Cash contribution to the ESOP	—	14
Compensation expense	—	8

Note 15—Income and Other Taxes

Income (loss) before income taxes for the three years ended December 31, 2005 were as follows (in millions):

	2005	2004	2003
Domestic income (loss)	$386	$426	$(299)
Foreign income	444	539	735

Income before income taxes	$830	$965	$436

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Provisions (benefits) for income taxes for the three years ended December 31, 2005 were as follows (in millions):

	2005	2004	2003
Federal income taxes
Current	$(94)	$26	$77
Deferred	(59)	114	(132)
Foreign income taxes
Current	95	178	144
Deferred	37	21	72
State income taxes
Current	9	(19)	(17)
Deferred	7	20	(10)

Total	$(5)	$340	$134

A reconciliation of the U.S. federal statutory income tax rate to the consolidated effective income tax rate for the three years ended December 31, 2005 was as follows:

	2005	2004	2003
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Nondeductible expenses	3.4	3.4	5.0
Effect of tax law changes	0.3	(1.5)	1.0
Change in valuation allowance for deferred tax assets	(4.6)	1.3	(3.8)
State taxes, net of federal benefit	1.6	1.3	(2.7)
Audit and other tax return adjustments	(25.5)	0.7	7.6
Tax-exempt income	(0.7)	(0.7)	(1.0)
Dividends on Series B convertible preferred stock	—	(0.6)	(3.1)
Other foreign, including earnings taxed at different rates	(10.3)	(2.4)	(7.0)
Other	0.2	(1.3)	(0.3)

Effective income tax rate	(0.6)%	35.2%	30.7%

On a consolidated basis, we paid a total of $186, $253, and $207 in income taxes to federal, foreign and state jurisdictions in 2005, 2004 and 2003, respectively.

Total income tax expense (benefit) for the three years ended December 31, 2005 was allocated as follows (in millions):

	2005	2004	2003
Income taxes on income	$(5)	$340	$134
Common shareholders’ equity (1)	(43)	(20)	123

Total	$(48)	$320	$257

(1)	For tax effects of items in accumulated other comprehensive loss and tax benefits related to stock option and incentive plans.

IRS Audit Resolution: In June 2005, the 1996-1998 IRS audit was finalized. As a result, we recorded an aggregate second quarter 2005 net income benefit of $343. $260 of this benefit, which includes an after-tax

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

benefit of $33 for interest ($54 pre-tax benefit), is the result of a change in tax law that allowed us to recognize a benefit for $1.2 billion of capital losses associated with the disposition of our insurance group operations in those years. The claim of additional losses and related tax benefits required review by the U.S. Joint Committee on Taxation, which was completed in June 2005. The benefit did not result in a significant cash refund, but increased tax credit carryforwards and reduced taxes otherwise due. While these benefits originated from our discontinued operations, tax accounting rules require the classification of benefits resulting from a change in tax law to be classified within the continuing operations tax provision.

The $343 benefit also includes after-tax benefits of $83 related to the favorable resolution of certain other tax matters. Of this amount, $53 is related to our discontinued operations and is reported within Income from discontinued operations in the Consolidated Statements of Income.

The following is a summary of the aggregate (benefit) recorded and where classified in the Consolidated Statements of Income for the year ended December 31, 2005 (in millions):

	Tax Law Change	Resolution of Tax Matters	Aggregate Benefits
Other expenses, net	$(54)	$(3)	$(57)
Income tax (benefits) expenses	(206)	(27)	(233)
Income from discontinued operations, net of tax	—	(53)	(53)

Net income	$(260)	$(83)	$(343)

Deferred Income Taxes

In substantially all instances, deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries and other foreign investments carried at equity. The amount of such earnings included in consolidated retained earnings at December 31, 2005 was approximately $6.5 billion. These earnings have been indefinitely reinvested and we currently do not plan to initiate any action that would precipitate the payment of income taxes thereon. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings. Our March 31, 2001 sale of half of our ownership interest in Fuji Xerox, resulted in our investment no longer qualifying as a foreign corporate joint venture. Accordingly, deferred taxes are required to be provided on the undistributed earnings of Fuji Xerox, arising subsequent to such date, as we no longer have the ability to ensure indefinite reinvestment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

The tax effects of temporary differences that give rise to significant portions of the deferred taxes at December 31, 2005 and 2004 were as follows (in millions):

	2005	2004
Tax effect of future tax deductions
Research and development	$1,173	$1,281
Post-retirement medical benefits	478	499
Depreciation	271	247
Net operating losses	480	450
Other operating reserves	307	333
Tax credit carryforwards	346	289
Deferred compensation	185	198
Allowance for doubtful accounts	118	149
Restructuring reserves	69	43
Other	166	40

	3,593	3,529
Valuation allowance	(590)	(567)

Total deferred tax assets	$3,003	$2,962

Tax effect of future taxable income
Unearned income and installment sales	$(1,303)	$(1,293)
Other	(42)	(79)

Total deferred tax liabilities	(1,345)	(1,372)

Total deferred taxes, net	$1,658	$1,590

The above amounts are classified as current or long-term in the Consolidated Balance Sheets in accordance with the asset or liability to which they relate or, when applicable, based on the expected timing of the reversal. Current deferred tax assets at December 31, 2005 and 2004 amounted to $290 and $289, respectively.

The deferred tax assets for the respective periods were assessed for recoverability and, where applicable, a valuation allowance was recorded to reduce the total deferred tax asset to an amount that will, more likely than not, be realized in the future. The valuation allowance for deferred tax assets as of January 1, 2004 was $577. The net change in the total valuation allowance for the years ended December 31, 2005 and 2004 was an increase of $23 and a decrease of $10, respectively. The valuation allowance relates primarily to certain net operating loss carryforwards, tax credit carryforwards and deductible temporary differences for which we have concluded it is more likely than not that these items will not be realized in the ordinary course of operations.

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

At December 31, 2005, we had tax credit carryforwards of $346 available to offset future income taxes, of which $247 are available to carryforward indefinitely while the remaining $99 will begin to expire, if not utilized, in 2006. We also had net operating loss carryforwards for income tax purposes of $225 that will expire in 2006 through 2024, if not utilized, and $2.2 billion available to offset future taxable income indefinitely.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Note 16—Contingencies

Guarantees, Indemnifications and Warranty Liabilities: Guarantees and claims arise during the ordinary course of business from relationships with suppliers, customers and nonconsolidated affiliates when the Company undertakes an obligation to guarantee the performance of others if specified triggering events occur. Nonperformance under a contract could trigger an obligation of the Company. These potential claims include actions based upon alleged exposures to products, real estate, intellectual property such as patents, environmental matters, and other indemnifications. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these claims. However, while the ultimate liabilities resulting from such claims may be significant to results of operations in the period recognized, management does not anticipate they will have a material adverse effect on the Company’s consolidated financial position or liquidity. As of December 31, 2005, we have accrued our estimate of liability incurred under our indemnification arrangements and guarantees.

Indemnifications provided as part of contracts and agreements: We are a party to the following types of agreements pursuant to which we may be obligated to indemnify the other party with respect to certain matters:

•	Contracts that we entered into for the sale or purchase of businesses or real estate assets, under which we customarily agree to hold the other party harmless against losses arising from a breach of representations and covenants, including obligations to pay rent. Typically, these relate to such matters as adequate title to assets sold, intellectual property rights, specified environmental matters and certain income taxes arising prior to the date of acquisition.

•	Guarantees on behalf of our subsidiaries with respect to real estate leases. These lease guarantees may remain in effect subsequent to the sale of the subsidiary.

•	Agreements to indemnify various service providers, trustees and bank agents from any third party claims related to their performance on our behalf, with the exception of claims that result from third-party’s own willful misconduct or gross negligence.

•	Guarantees of our performance in certain sales-contracts to our customers and indirectly the performance of third parties with whom we have subcontracted for their services. This includes indemnifications to customers for losses that may be sustained as a result of the use of our equipment at a customer’s location.

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

Patent indemnifications: In most sales transactions to resellers of our products, we indemnify against possible claims of patent infringement caused by our products or solutions. These indemnifications usually do not include limits on the claims, provided the claim is made pursuant to the procedures required in the sales contract.

Indemnification of Officers and Directors: Our corporate by-laws require that, except to the extent expressly prohibited by law, we must indemnify Xerox Corporation’s officers and directors against judgments, fines, penalties and amounts paid in settlement, including legal fees and all appeals, incurred in connection with civil or criminal action or proceedings, as it relates to their services to Xerox Corporation and our subsidiaries. Although the by-laws provide no limit on the amount of indemnification, we may have recourse against our insurance

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

carriers for certain payments made by us. However, certain indemnification payments may not be covered under our directors’ and officers’ insurance coverage. In addition, we indemnify certain fiduciaries of our employee benefit plans for liabilities incurred in their service as fiduciary whether or not they are officers of the Company.

Product Warranty Liabilities: In connection with our normal sales of equipment, including those under sales-type leases, we generally do not issue product warranties. Our arrangements typically involve a separate full service maintenance agreement with the customer. The agreements generally extend over a period equivalent to the lease term or the expected useful life under a cash sale. The service agreements involve the payment of fees in return for our performance of repairs and maintenance. As a consequence, we do not have any significant product warranty obligations including any obligations under customer satisfaction programs. In a few circumstances, particularly in certain cash sales, we may issue a limited product warranty if negotiated by the customer. We also issue warranties for certain of our lower-end products in the Office segment, where full service maintenance agreements are not available. In these instances, we record warranty obligations at the time of the sale. Aggregate product warranty liability expenses for the three years ended as of December 31, 2005 were $45, $45 and $47, respectively. Total product warranty liabilities as of December 31, 2005 and 2004 were $21 and $23, respectively.

Tax related contingencies

Brazil Tax and Labor Contingencies: At December 31, 2005, our Brazilian operations were involved in various litigation matters and have received or been levied with numerous governmental assessments related to indirect and other taxes as well as disputes associated with former employees and contract labor. The total amounts related to these unreserved contingencies, inclusive of any related interest, were approximately $900. The tax matters, which comprise a significant portion of the total contingencies, principally relate to claims for taxes on the internal transfer of inventory, municipal service taxes on rentals and gross revenue taxes. We are disputing these tax and labor matters and intend to vigorously defend our position. Based on the opinion of legal counsel, we do not believe that the ultimate resolution of these matters will materially impact our results of operations, financial position or cash flows. In connection with these proceedings, customary local regulations may require us to make escrow cash deposits or post other security of up to half of the total amount in dispute. As of December 31, 2005 we have made escrow cash deposits of $117 for matters we are disputing and there are liens on certain of our Brazilian assets. Generally, any escrowed amounts would be refundable and any liens would be removed to the extent the matter is resolved in our favor. We routinely assess these matters as to probability of ultimately incurring a liability against our Brazilian operations and record our best estimate of the ultimate loss in situations where we assess the likelihood of an ultimate loss as probable of occurring.

General Tax Contingencies: We are subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, we may record incremental tax expense based upon the probable outcomes of such matters. In addition, when applicable, we adjust the previously recorded tax expense to reflect examination results. Our ongoing assessments of the probable outcomes of the examinations and related tax positions require judgment and can materially increase or decrease our effective tax rate, as well as impact our operating results.

Legal Matters

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

Litigation Against the Company:

In re Xerox Corporation Securities Litigation: A consolidated securities law action (consisting of 17 cases) is pending in the United States District Court for the District of Connecticut. Defendants are the Company, Barry Romeril, Paul Allaire and G. Richard Thoman. The consolidated action purports to be a class action on behalf of the named plaintiffs and all other purchasers of common stock of the Company during the period between October 22, 1998 through October 7, 1999 (“Class Period”). The amended consolidated complaint in the action alleges that in violation of Section 10(b) and/or 20(a) of the Securities Exchange Act of 1934, as amended (“1934 Act”), and SEC Rule 10b-5 thereunder, each of the defendants is liable as a participant in a fraudulent scheme and course of business that operated as a fraud or deceit on purchasers of the Company’s common stock during the Class Period by disseminating materially false and misleading statements and/or concealing material facts relating to the defendants’ alleged failure to disclose the material negative impact that the April 1998 restructuring had on the Company’s operations and revenues. The amended complaint further alleges that the alleged scheme: (i) deceived the investing public regarding the economic capabilities, sales proficiencies, growth, operations and the intrinsic value of the Company’s common stock; (ii) allowed several corporate insiders, such as the named individual defendants, to sell shares of privately held common stock of the Company while in possession of materially adverse, non-public information; and (iii) caused the individual plaintiffs and the other members of the purported class to purchase common stock of the Company at inflated prices. The amended consolidated complaint seeks unspecified compensatory damages in favor of the plaintiffs and the other members of the purported class against all defendants, jointly and severally, for all damages sustained as a result of defendants’ alleged wrongdoing, including interest thereon, together with reasonable costs and expenses incurred in the action, including counsel fees and expert fees. On September 28, 2001, the court denied the defendants’ motion for dismissal of the complaint. On November 5, 2001, the defendants answered the complaint. On or about January 7, 2003, the plaintiffs filed a motion for class certification. Xerox and the individual defendants filed their opposition to that motion on June 28, 2005. The motion has been fully briefed, but has not been argued before the court. The court has not issued a ruling. On or about November 8, 2004, the International Brotherhood of Electrical Workers Welfare Fund of Local Union No. 164 (“IBEW”) filed a motion to intervene as a named plaintiff and class representative. That motion has been fully briefed, but has not been argued before the court. The court has not issued a ruling. Separately, on June 8, 2005, IBEW and Robert W. Roten moved to substitute as lead plaintiffs and proposed class representatives. That motion has been fully briefed, but has not been argued before the court. The court has not issued a ruling. The parties are currently engaged in discovery. The individual defendants and we deny any wrongdoing and are vigorously defending the action. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Carlson v. Xerox Corporation, et al.: A consolidated securities law action (consisting of 21 cases) is pending in the United States District Court for the District of Connecticut against the Company, KPMG and Paul A. Allaire, G. Richard Thoman, Anne M. Mulcahy, Barry D. Romeril, Gregory Tayler and Philip Fishbach. On September 11, 2002, the court entered an endorsement order granting plaintiffs’ motion to file a third consolidated amended complaint. The defendants’ motion to dismiss the second consolidated amended complaint was denied, as moot. According to the third consolidated amended complaint, plaintiffs purport to bring this case as a class action on behalf of an expanded class consisting of all persons and/or entities who purchased Xerox

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

common stock and/or bonds during the period between February 17, 1998 through June 28, 2002 and who were purportedly damaged thereby (“Class”). The third consolidated amended complaint sets forth two claims: one alleging that each of the Company, KPMG, and the individual defendants violated Section 10(b) of the 1934 Act and SEC Rule 10b-5 thereunder; the other alleging that the individual defendants are also allegedly liable as “controlling persons” of the Company pursuant to Section 20(a) of the 1934 Act. Plaintiffs claim that the defendants participated in a fraudulent scheme that operated as a fraud and deceit on purchasers of the Company’s common stock and bonds by disseminating materially false and misleading statements and/or concealing material adverse facts relating to various of the Company’s accounting and reporting practices and financial condition. The plaintiffs further allege that this scheme deceived the investing public regarding the true state of the Company’s financial condition and caused the plaintiffs and other members of the alleged Class to purchase the Company’s common stock and bonds at artificially inflated prices, and prompted a SEC investigation that led to the April 11, 2002 settlement which, among other things, required the Company to pay a $10 penalty and restate its financials for the years 1997-2000 (including restatement of financials previously corrected in an earlier restatement which plaintiffs contend was improper). The third consolidated amended complaint seeks unspecified compensatory damages in favor of the plaintiffs and the other Class members against all defendants, jointly and severally, including interest thereon, together with reasonable costs and expenses, including counsel fees and expert fees. On December 2, 2002, the Company and the individual defendants filed a motion to dismiss the complaint. On July 13, 2005, the court denied the motion. On October 31, 2005, the defendants answered the complaint. On January 19, 2006, plaintiffs filed a motion for class ratification. That motion has not been fully briefed or argued before the court. The parties are engaged in discovery. The individual defendants and we deny any wrongdoing and are vigorously defending the action. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Florida State Board of Administration, et al. v. Xerox Corporation, et al.: A securities law action brought by four institutional investors, namely the Florida State Board of Administration, the Teachers’ Retirement System of Louisiana, Franklin Mutual Advisers and PPM America, Inc., is pending in the United States District Court for the District of Connecticut against the Company, Paul Allaire, G. Richard Thoman, Barry Romeril, Anne Mulcahy, Philip Fishbach, Gregory Tayler and KPMG. The plaintiffs bring this action individually on their own behalves. In an amended complaint filed on October 3, 2002, one or more of the plaintiffs allege that each of the Company, the individual defendants and KPMG violated Sections 10(b) and 18 of the 1934 Act, SEC Rule 10b-5 thereunder, the Florida Securities Investors Protection Act, Fl. Stat. ss. 517.301, and the Louisiana Securities Act, R.S. 51:712(A). The plaintiffs further claim that the individual defendants are each liable as “controlling persons” of the Company pursuant to Section 20 of the 1934 Act and that each of the defendants is liable for common law fraud and negligent misrepresentation. The complaint generally alleges that the defendants participated in a scheme and course of conduct that deceived the investing public by disseminating materially false and misleading statements and/or concealing material adverse facts relating to the Company’s financial condition and accounting and reporting practices. The plaintiffs contend that in relying on false and misleading statements allegedly made by the defendants, at various times from 1997 through 2000 they bought shares of the Company’s common stock at artificially inflated prices. As a result, they allegedly suffered aggregated cash losses in excess of $200. The plaintiffs further contend that the alleged fraudulent scheme prompted a SEC investigation that led to the April 11, 2002 settlement which, among other things, required the Company to pay a $10 penalty and restate its financials for the years 1997-2000 including restatement of financials previously corrected in an earlier restatement which plaintiffs contend was false and misleading. The plaintiffs seek, among other things, unspecified compensatory damages against the Company, the individual defendants and KPMG, jointly and severally, including prejudgment interest thereon, together with the costs and disbursements of the action, including their actual attorneys’ and experts’ fees. On December 2, 2002, the Company and the individual defendants filed a motion to dismiss all claims in the complaint that are in common with the claims in the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Carlson action. On July 13, 2005, the court denied the motion. On December 9, 2005, the defendants moved to dismiss claims based on issues uniquely related to plaintiffs. Plaintiffs filed their opposition to that motion on January 31, 2006. That motion has not been fully briefed or argued before the court. The parties are engaged in discovery. The individual defendants and we deny any wrongdoing and are vigorously defending the action. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

In Re Xerox Corp. ERISA Litigation: On July 1, 2002, a class action complaint captioned Patti v. Xerox Corp. et al. was filed in the United States District Court for the District of Connecticut (Hartford) alleging violations of the ERISA. Three additional class actions (Hopkins, Uebele and Saba) were subsequently filed in the same court making substantially similar claims. On October 16, 2002, the four actions were consolidated as In Re Xerox Corporation ERISA Litigation. On November 15, 2002, a consolidated amended complaint was filed. A fifth class action (Wright) was filed in the District of Columbia. It has been transferred to Connecticut and consolidated with the other actions. The purported class includes all persons who invested or maintained investments in the Xerox Stock Fund in the Xerox 401(k) Plans (either salaried or union) during the proposed class period, May 12, 1997 through November 15, 2002, and allegedly exceeds 50,000 persons. The defendants include Xerox Corporation and the following individuals or groups of individuals during the proposed class period: the Plan Administrator, the Board of Directors, the Fiduciary Investment Review Committee, the Joint Administrative Board, the Finance Committee of the Board of Directors, and the Treasurer. The complaint claims that all the foregoing defendants were fiduciaries of the Plan under ERISA and, as such, were obligated to protect the Plan’s assets and act in the interest of Plan participants. The complaint alleges that the defendants failed to do so and thereby breached their fiduciary duties. Specifically, plaintiffs claim that the defendants failed to provide accurate and complete material information to participants concerning Xerox stock, including accounting practices which allegedly artificially inflated the value of the stock, and misled participants regarding the soundness of the stock and the prudence of investing their retirement assets in Xerox stock. Plaintiffs also claim that defendants failed to invest Plan assets prudently, to monitor the other fiduciaries and to disregard Plan directives they knew or should have known were imprudent, and failed to avoid conflicts of interest. The complaint does not specify the amount of damages sought. However, it asks that the losses to the Plan be restored, which it describes as “millions of dollars.” It also seeks other legal and equitable relief, as appropriate, to remedy the alleged breaches of fiduciary duty, as well as interest, costs and attorneys’ fees. We filed a motion to dismiss the complaint. The plaintiffs subsequently filed a motion for class certification and a motion to commence discovery. Defendants have opposed both motions, contending that both are premature before there is a decision on their motion to dismiss. In the fall of 2004, the Court requested an updated briefing on our motion to dismiss and update briefs were filed in December of that year. We and the other defendants deny any wrongdoing and are vigorously defending the action. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Digwamaje et al. v. IBM et al: A purported class action was filed in the United States District Court for the Southern District of New York on September 27, 2002. Service of the First Amended Complaint on the Company was deemed effective as of December 6, 2002. On March 19, 2003, Plaintiffs filed a Second Amended Complaint that eliminated a number of corporate defendants but was otherwise identical in all material respects to the First Amended Complaint. The defendants include Xerox and a number of other corporate defendants who are accused of providing material assistance to the apartheid government in South Africa from 1948 to 1994, by engaging in commerce in South Africa and with the South African government and by employing forced labor, thereby violating both international and common law. Specifically, plaintiffs claim violations of the Alien Tort Claims Act, the Torture Victims Protection Act and RICO. They also assert human rights violations and crimes against humanity. Plaintiffs seek compensatory damages in excess of $200 billion and punitive damages in excess of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

$200 billion. The foregoing damages are being sought from all defendants, jointly and severally. Xerox filed a motion to dismiss the Second Amended Complaint. Oral argument of the motion was heard on November 6, 2003. By Memorandum Opinion and Order filed November 29, 2004, the court granted the motion to dismiss. A clerk’s judgment of dismissal was filed on November 30, 2004. On December 27, 2004, the Company received a notice of appeal dated December 24, 2004. On February 16, 2005, the parties filed a stipulation withdrawing the December 24, 2004 appeal on the ground that the November 30, 2004 judgment of dismissal was not appealable. On March 28, 2005, Plaintiffs submitted a letter requesting permission to file a motion for leave to file an amended and consolidated complaint. By Summary Order filed April 6, 2005, the Court denied the request. In a second Summary Order filed the same day, the Court amended its November 29, 2004, Opinion and Order, which dismissed the action, so as to render the Opinion and Order appealable and plaintiffs filed a new appeal on May 3, 2005. On August 19, 2005, plaintiffs-appellants filed their brief in the Second Circuit Court of Appeals. On October 4, 2005, defendants-appellates filed their brief in the Second Circuit Court of Appeals. Oral argument in the Second Circuit Court of Appeals was held on January 24, 2006. Xerox denies any wrongdoing and is vigorously defending the action. Based upon the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Arbitration between MPI Technologies, Inc. and Xerox Canada Ltd. and Xerox Corporation: In an arbitration proceeding the hearing of which commenced on January 18, 2005, MPI Technologies, Inc. (“MPI”) sought damages from Xerox Corporation and Xerox Canada Ltd. (“XCL”) for royalties owed under a license agreement made as of March 15, 1994 between MPI and XCL (the “Agreement”) and breach of fiduciary duty, breach of confidence, equitable royalties and punitive damages and disgorgement of profits and injunctive relief with respect to a claim of copyright infringement. On September 9, 2005, the arbitration panel rendered its decision, holding in part that the Agreement had been assigned to Xerox and that no punitive damages should be granted, and awarded MPI approximately $89, plus interest thereon. On December 12, 2005, the arbitration panel rendered its decision on the applicable rate of pre-judgment interest. We have accrued the amount of the $89 award, as well as $13 for pre- and post-judgment interest thereon. On December 7, 2005, Xerox filed an application for judicial review of the award with the Ontario Superior Court seeking that the award be set aside in its entirety. The hearing is scheduled for late June 2006. On December 29, 2005, MPI filed an application for judicial recognition and enforcement of the award. On agreement of the parties, that application has been adjourned to be heard after the Xerox application to set aside the award on a date to be set by the Ontario Superior Court. Pending the determination of the application to set aside the award, Xerox has deposited into escrow funds ordered owing in the award as of the date the deposit was made.

National Union Fire Insurance Company v. Xerox Corporation, et al.: On October 24, 2003, a declaratory judgment action was filed in the Supreme Court of the State of New York, County of New York against the Company and several current and former officers and/or members of the Board of Directors. Plaintiff claims that it issued an Excess Directors & Officers Liability and Corporate Reimbursement Policy to the Company in reliance on information from the Company that allegedly misrepresented the Company’s financial condition and outlook. The policy at issue provides for $25 of coverage as a component of the company reimbursement portion of an insurance program that provides for up to $135 coverage (after deductibles and coinsurance and subject to other policy limitations and requirements) over a three-year period. However, $10 of the entire amount may be unavailable due to the liquidation of one of the other insurers. Plaintiff seeks judgment (i) that it is entitled to rescind the policy as void from the outset; (ii) in the alternative, limiting coverage under the policy and awarding plaintiff damages in an unspecified amount representing that portion of any required payment under the policy that is attributable to the Company’s and the individual defendants’ own misconduct; and (iii) for the costs and disbursement of the action and such other relief as the court deems just and proper. On December 19, 2003, the Company and individual defendants moved to dismiss the complaint. On November 10, 2004, the Court issued an opinion partially granting and partially denying the motions. Among other things, the Court granted the motions to dismiss all of the claims for rescission and denied plaintiff’s request to replead. The Court denied the Company’s and some of the individual defendants’ motions to dismiss certain claims that seek to limit coverage

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

based on particular provisions in the policy and that at least in part related to settlement with the SEC. Plaintiff filed notices of appeal on January 10, 2005 and February 11, 2005. By order entered on January 3, 2006, the Appellate Division affirmed the portions of the Court’s November 10, 2004 decision which dismissed several of plaintiff’s claims and denied leave to replead. On February 2, 2006, plaintiff moved for reargument or for leave to appeal to the Court of Appeals. That motion has not been fully briefed. The Appellate Division has not issued a ruling. Separately, on February 22, 2005, the defendants filed a motion seeking dismissal of any remaining claims in light of Xerox’s representation that it will not seek coverage from plaintiff for settlement payments to the SEC. By order dated July 12, 2005, the Court denied the motion. On August 23, 2005, defendants moved for leave to reargue the February 22 motion and separately moved for leave to renew the December 19, 2003 motions. Those motions have been fully briefed. The court has not issued a ruling. The Company and the individual defendants deny any wrongdoing and are vigorously defending the action.

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

Compression Labs, Inc. v. Agfa et al. (including Xerox Corporation): In April 2004, Compression Labs, Incorporated (CLI) commenced an action in the United States District Court for the Eastern District of Texas, Marshall Division against Xerox, along with 27 other companies, seeking unspecified damages for patent infringement, injunction and other ancillary relief. According to CLI, the patent covers an aspect of a standard for compressing full-color or gray-scale still images (JPEG). In July 2004, along with several of the other defendants in the above named action, we filed a complaint against CLI in Federal Court in Delaware, requesting a declaratory judgment of non-infringement and invalidity; a finding of an implied license to use the patent; a finding that CLI is estopped from enforcing the patent; damages and relief under state law for deceptive trade practices, unfair competition, fraud, negligent misrepresentation, equitable estoppel and patent misuse; and relief under federal anti-trust laws for CLI’s violation of Section 2 of the Sherman Act. On February 16, 2005, the U.S. Multi-District Litigation Panel ordered the subject lawsuit (along with all related lawsuits) be transferred from the District Court of the Eastern District of Texas to the District Court for the Northern District of California. All pre-trial proceedings will occur in the Northern District of California and the lawsuit will, if necessary, be transferred back to the Eastern District of Texas for trial. Discovery for all related cases will continue in the Northern District of California. On May 19, 2005 the judge recused herself from the litigation and a new judge was assigned in August 2005. We deny any wrongdoing and are vigorously defending this action. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Tesseron, Ltd. v. Xerox Corporation: On October 28, 2004, an action was commenced by Tesseron, Ltd., in the United States District Court for the Northern District of Ohio against Xerox seeking unspecified damages for alleged infringement of seven U.S. patents. Tesseron asserts that its patents cover Xerox’s variable imaging software sold with Xerox’s production printing systems. Xerox filed an answer on January 28, 2005. The parties are currently engaged in discovery. We deny any wrongdoing and intend to vigorously defend the action. Based

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

upon the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Derivative Litigation Brought on Behalf of the Company:

Miller, et al. v. Allaire, et al.: Following the voluntary dismissal without prejudice of In re Xerox Derivative Actions in the Supreme Court of the State of New York, County of New York, the plaintiffs purportedly brought a substantially similar putative shareholder derivative action in Connecticut Superior Court, Judicial District of Stamford-Norwalk at Stamford in the name of and for the benefit of the Company, which is named as a nominal defendant, and its public shareholders against several current and former members of the Board of Directors including William F. Buehler, B.R. Inman, Antonia Ax:son Johnson, Vernon E. Jordan, Jr., Yotaro Kobayashi, Hilmar Kopper, Ralph Larsen, George J. Mitchell, N.J. Nicholas, Jr., John E. Pepper, Patricia Russo, Martha Seger, Thomas C. Theobald, Paul Allaire, G. Richard Thoman, Anne Mulcahy and Barry Romeril, and KPMG LLP. This action is based on substantially the same allegations and seeks substantially the same relief as the discontinued action. The complaint alleges that each of the director defendants breached their fiduciary duties to the Company and its shareholders by, among other things, ignoring indications of a lack of oversight at the Company and the existence of flawed business and accounting practices within the Company’s Mexican and other operations; failing to have in place sufficient controls and procedures to monitor the Company’s accounting practices; knowingly and recklessly disseminating and permitting to be disseminated, misleading information to shareholders and the investing public; and permitting the Company to engage in improper accounting practices. The plaintiffs further allege that each of the director defendants breached his/her duties of due care and diligence in the management and administration of the Company’s affairs and grossly mismanaged or aided and abetted the gross mismanagement of the Company and its assets. The complaint also asserts claims of negligence, negligent misrepresentation, breach of contract and breach of fiduciary duty against KPMG. Additionally, plaintiffs claim that KPMG is liable to Xerox for contribution, based on KPMG’s share of the responsibility for any injuries or damages for which Xerox is held liable to plaintiffs in related pending securities class action litigation. On behalf of the Company, the plaintiffs seek a judgment declaring that the director defendants violated and/or aided and abetted the breach of their fiduciary duties to the Company and its shareholders; awarding the Company unspecified compensatory damages against the director defendants, individually and severally, together with pre-judgment and post-judgment interest at the maximum rate allowable by law; awarding the Company punitive damages against the director defendants; awarding the Company compensatory damages against KPMG; and awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees. Plaintiffs also demand injunctive relief from the indemnification of six former officers for disgorgements imposed pursuant to their respective settlements with the SEC and related legal fees. On November 23, 2005, defendants filed a motion to dismiss and a separate motion for partial summary judgment. Those motions have not yet been fully briefed or argued before the court. The individual defendants deny any wrongdoing.

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

Other Litigation:

Xerox Corporation v. 3Com Corporation, et al.: On April 28, 1997, we commenced an action in U.S. District Court for the Western District of New York against Palm, formerly owned by 3Com Corporation, for infringement of the Xerox “Unistrokes” handwriting recognition patent by the Palm Pilot using “Graffiti.” Upon reexamination, the U.S. Patent and Trademark Office confirmed the validity of all 16 claims of the original Unistrokes patent. On June 6, 2000, the District Court found the Palm Pilot with Graffiti did not infringe the Unistrokes patent claims, and on October 5, 2000 the Court of Appeals for the Federal Circuit reversed the finding of no infringement and sent the case back to the lower court to continue toward trial on the infringement claims. On December 20, 2001, the District Court granted our motions on infringement and for a finding of validity, thus establishing liability. In January 2003, Palm announced that it would stop including Graffiti in its future operating systems. On February 20, 2003, the Court of Appeals for the Federal Circuit affirmed the infringement of the Unistrokes patent by Palm’s handheld devices and remanded the validity issues to the District Court for further analysis. On December 5, 2003 Palm moved for sanctions, alleging that Xerox withheld production of material information. Xerox has since responded to the motion denying the basis of claims. On December 10, 2003 the District Court heard oral arguments on summary judgment motions from both parties directed solely to the issue of validity. A decision denying Xerox’s motions and granting Palm’s motion of summary judgment for invalidity (“SJ”) was granted on May 21, 2004. In June 2004, Palm filed a motion requesting clarification of the grant of SJ, Xerox has responded to that motion, and also filed a motion to reconsider the SJ. On February 16, 2005, the District Court denied Xerox’s motion to reconsider and granted Palm’s motion to clarify. Pursuant to granting Palm’s motion, the District Court supplemented its decision of May 21, 2004. On June 10, 2005, Xerox filed an appeal brief with the Court of Appeals for the Federal Circuit, seeking reversal of the District Court’s holding of invalidity. Xerox filed a reply brief to the Palm brief on the issue of invalidity on November 7, 2005. An oral hearing is expected to occur in March 2006.

Other Matters:

It is our policy to promptly and carefully investigate, often with the assistance of outside advisers, allegations of impropriety that may come to our attention. If the allegations are substantiated, appropriate prompt remedial action is taken. When and where appropriate, we report such matters to the U.S. Department of Justice and to the SEC, and/or make public disclosure.

India. In recent years we have become aware of a number of matters at our Indian subsidiary, Xerox Modicorp Ltd., that occurred over a period of several years, much of which occurred before we obtained majority ownership of these operations in mid 1999. These matters include misappropriations of funds and payments to other companies that may have been inaccurately recorded on the subsidiary’s books and certain improper payments in connection with sales to government customers. These transactions were not material to the Company’s financial statements. We have reported these transactions to the Indian authorities, the U.S. Department of Justice and to the SEC. The private Indian investigator engaged by the Indian Ministry of Company Affairs has completed an investigation of these matters. In February 2005, the Indian Ministry of Company Affairs provided our Indian subsidiary with the investigator’s report which addresses the previously disclosed misappropriation of funds and improper payments and requested comments. The report included allegations that Xerox Modicorp Ltd.’s senior officials and the Company were aware of such activities. The report also asserted the need for further investigation into potential criminal acts related to the improper activities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

addressed by the report. The matter is now pending in the Indian Ministry of Company Affairs. The Company reported these developments and made a copy of the report received by Xerox Modicorp Ltd. available to the U.S. Department of Justice and the SEC.

On November 17, 2005, Xerox filed its 40-page Reply (plus attachments) with the DCA. Xerox has sent copies of the Xerox Reply to the SEC and DOJ in the United States. In our Reply, we argue that the alleged violations of Indian Company Law by means of alleged improper payments and alleged defaults/failures of the Xerox Modicorp Ltd. board of directors were generally unsubstantiated and without any basis in law. Further, we stated that the Report’s findings of other alleged violations were unsubstantiated and unproven. The DCA (now called the “Ministry of Company Affairs” or “MCA”) will consider our Reply and will let us know their conclusions in the coming months. There is the possibility of fines or criminal penalties if conclusive proof of wrongdoing is found. We have told the DCA that Xerox’s conduct in voluntarily disclosing the initial information and readily and willingly submitting to investigation, coupled with the non-availability of earlier records, warrants complete closure and early settlement. In January 2006, we learned that the DCA has issued a “Show Cause Notice” to certain former executives of Xerox Modicorp Ltd. seeking a response to allegations of potential violations of the Indian Companies Act.

In March 2005, following the completion of a share buy-back program that increased our controlling ownership interest in our Indian subsidiary to approximately 89 percent from approximately 86 percent at year-end 2004, we changed the name of our Indian subsidiary to Xerox India Ltd.

Note 17—Preferred Stock

As of December 31, 2005, we had one class of preferred stock outstanding as well as one class of preferred stock purchase rights. In total, we are authorized to issue approximately 22 million shares of cumulative preferred stock, $1.00 par value.

Series C Mandatory Convertible Preferred Stock: In 2003, we issued 9.2 million shares of 6.25% Series C Mandatory Convertible Preferred Stock with a stated liquidation value of $100 per share for net proceeds of $889. The proceeds from these securities were used to repay a portion of our indebtedness. Annual dividends of $6.25 per share are cumulative and payable quarterly in cash, shares of our common stock or a combination thereof.

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

Note 18—Common Stock

We have 1.75 billion authorized shares of common stock, $1 par value. At December 31, 2005, 125 million shares were reserved for issuance under our incentive compensation plans, 90 million shares were reserved for the conversion of the Series C Mandatory Convertible Preferred Stock, 48 million shares were reserved for debt to equity exchanges, and 2 million shares were reserved for the conversion of convertible debt.

Stock-Based Compensation: We have a long-term incentive plan whereby eligible employees may be granted restricted stock units (“RSUs”), performance shares (“PSs”) and non-qualified stock options.

In January 2005, we implemented changes in our stock-based compensation programs designed to help us continue to attract and retain employees and to better align employee interests with those of our shareholders. With these changes, in lieu of stock options we began granting PSs and expanded the use of RSUs. Each of these awards is subject to settlement with newly issued shares of our common stock. At December 31, 2005 and 2004, 38.9 million and 33.9 million shares, respectively, were available for grant of options or awards.

Total compensation related to these programs was $40, $22 and $15 for the years ended December 31, 2005, 2004 and 2003, respectively. The related income tax benefit recognized was $16, $8 and $7 for 2005, 2004 and 2003, respectively. A description of each of our stock-based compensation programs follows:

Restricted Stock Units: Prior to 2005, the RSUs were generally subject to a three-year ratable vesting period from the date of grant and entitled the holder to one share of common stock. In 2005, the terms of newly-issued RSU’s were changed such that the entire award vests three years from the date of grant. Compensation expense is based upon the grant date market price and is recorded over the vesting period. A summary of the activity for RSUs as of December 31, 2005, 2004 and 2003, and changes during the years then ended, is presented below (RSUs in thousands):

	2005		2004		2003
Nonvested Restricted Stock Units	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1	2,804	$13.86	2,180	$10.46	2,352	$14.08
Granted	3,750	16.89	2,539	13.70	1,657	7.90
Vested	(977)	15.01	(1,905)	9.72	(1,809)	12.60
Cancelled	(86)	16.21	(10)	19.14	(20)	30.36

Outstanding at December 31	5,491	15.69	2,804	13.86	2,180	10.46

At December 31, 2005, the aggregate intrinsic value of RSUs outstanding was $79. The total intrinsic value of RSUs vested during 2005, 2004 and 2003 was $13, $26 and $15, respectively. The actual tax benefit realized for the tax deductions for vested RSUs totaled $4, $9 and $5 for the years ended December 31, 2005, 2004 and 2003 respectively.

At December 31, 2005, there was $39 million of total unrecognized compensation cost related to nonvested RSUs, which is expected to be recognized ratably over a remaining weighted-average contractual term of 2 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Performance Shares: We grant officers and selected executives PSs whose vesting is contingent upon meeting pre-determined Diluted Earnings per Share (EPS) and Cash Flow from Operations targets. These shares entitle the holder to one share of common stock, payable after a three-year period and the attainment of the stated goals. If the cumulative three-year actual results for EPS and Cash Flow from Operations exceed the stated targets, then the plan participants have the potential to earn additional shares of common stock. This overachievement can not exceed 50% for officers and 25% for non-officers of the original grant.

A summary of the activity for PSs as of December 31, 2005, and changes during the year then ended, is presented below (shares in thousands):

Nonvested Performance Shares	Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term
Outstanding at January 1	—
Granted	2,070	$14.87
Vested	—	—
Cancelled	(18)	14.87

Outstanding at December 31	2,052	14.87	2.0

At December 31, 2005, the aggregate intrinsic value of PSs outstanding was $30.

For 2005, the PSs were accounted for as variable awards requiring that the shares be adjusted to market value at each reporting period. Commencing January 1, 2006, upon the adoption of FAS 123(R), PSs will be recorded prospectively using fair value determined as of the grant date. If the stated targets are not met, any recognized compensation cost would be reversed. As of December 31, 2005, there was $24 of total unrecognized compensation cost related to nonvested PSs; this cost is expected to be recognized ratably over the next 2 years.

Stock Options: Stock options generally vest over a period of three years and expire between eight and ten years from the date of grant. We have not recognized compensation expense relating to employee stock options because the exercise price of the options was equal to the market value of our common stock on the grant date. The following table provides information relating to the status of, and changes in, stock options granted for each of the three years ended December 31, 2005 (stock options in thousands):

	2005		2004		2003
Employee Stock Options	Stock Options	Average Option Price	Stock Options	Average Option Price	Stock Options	Average Option Price
Outstanding at January 1	91,833	$20.98	97,839	$21.46	76,849	$25.58
Granted	—	—	11,216	13.71	31,106	9.50
Cancelled	(10,291)	39.41	(8,071)	32.24	(6,840)	20.58
Exercised	(5,235)	7.74	(9,151)	7.28	(3,276)	6.36

Outstanding at December 31	76,307	19.40	91,833	20.98	97,839	21.46

Exercisable at December 31	66,928 (1)		65,199		58,652

(1)	On January 1, 2006, an additional 8.1 million stock options became exercisable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Options outstanding and exercisable at December 31, 2005 were as follows (stock options in thousands):

	Options Outstanding			Options Exercisable
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
Range of Exercise Prices
$4.75 to $6.98	6,487	4.96	$4.87	5,939	4.90	$4.85
7.13 to 10.69	31,078	6.35	9.12	25,789	6.27	9.29
10.70 to 15.27	11,119	5.97	13.66	7,577	5.96	13.65
16.91 to 22.88	12,188	4.00	21.77	12,188	4.00	21.77
25.38 to 32.16	3,826	3.89	26.37	3,826	3.89	26.37
42.83 to 60.95	11,609	2.38	55.79	11,609	2.38	55.79

	76,307	5.08	19.40	66,928	4.89	20.70

At December 31, 2005, the aggregate intrinsic value of stock options outstanding and stock options exercisable was $247 and $204, respectively.

The following table provides information relating to stock option exercises for the three years ended December 31, 2005:

(in millions)	2005	2004	2003
Total Intrinsic Value	$36	$67	$14
Cash Received	41	67	21
Tax Benefit Realized for Tax Deductions	12	23	5

Treasury Stock: In October 2005, the Board of Directors authorized the Company to repurchase up to $500 million of common stock. The stock is expected to be repurchased through the period ending October 31, 2006, primarily through open-market purchases. Repurchases are made in compliance with the Securities and Exchange Commission’s Rule 10b-18, and are subject to market conditions as well as applicable legal and other considerations. During the fourth quarter 2005, we repurchased 30,502,200 shares at an aggregate cost of $433, including associated fees of $1. These treasury stock shares may be cancelled upon the Board of Directors approval. In 2005, 16,585,300 repurchased shares were cancelled and were recorded as a reduction to both common stock of $17 and additional paid-in-capital of $213.

Note 19—Research, Development and Engineering (“R, D&E”)

R, D&E was $943, $914 and $962, for the three years ended December 31, 2005, respectively. Research and development (“R&D”) costs were $755 in 2005, $760 in 2004 and $868 in 2003. Sustaining engineering costs are incurred with respect to ongoing product improvements or environmental compliance after initial product launch. Our sustaining engineering costs were $188, $154, and $94, for the three years ended December 31, 2005, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Note 20—Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share of common stock (in millions, except shares in thousands):

	2005	2004	2003
Basic Earnings per Share:
Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle	$933	$776	$360
Accrued dividends on:
Series B Convertible Preferred Stock, net	—	(16)	(41)
Series C Mandatory Convertible Preferred Stock	(58)	(57)	(30)

Adjusted income from continuing operations before discontinued operations and cumulative effect of change in accounting principle	875	703	289
Income from discontinued operations, net	53	83	—
Cumulative effect of change in accounting principle, net	(8)	—	—

Adjusted net income available to common shareholders	$920	$786	$289

Weighted Average Common Shares Outstanding	957,149	834,321	769,032

Basic Earnings per Share:
Income from continuing operations	$0.91	$0.84	$0.38
Income from discontinued operations	0.06	0.10	—
Loss from cumulative effect of change in accounting principle	(0.01)	—	—

Basic Earnings per Share	$0.96	$0.94	$0.38

Diluted Earnings per Share:
Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle	$933	$776	$360
ESOP expense adjustment, net	—	(6)	(35)
Accrued dividends on Series C Mandatory Convertible Preferred Stock	—	—	(30)
Interest on Convertible securities, net	1	51	—

Adjusted income from continuing operations before discontinued operations and cumulative effect of change in accounting principle	934	821	295
Income from discontinued operations, net	53	83	—
Cumulative effect of change in accounting principle, net	(8)	—	—

Adjusted net income available to common shareholders	$979	$904	$295

Weighted Average Common Shares Outstanding	957,149	834,321	769,032
Common shares issuable with respect to:
Stock options and restricted stock	11,415	14,198	8,273
Series B Convertible Preferred Stock	—	17,359	51,082
Series C Mandatory Convertible Preferred Stock	74,797	74,797	—
Convertible securities	1,992	106,272	—

Adjusted Weighted Average Shares Outstanding	1,045,353	1,046,947	828,387

Diluted Earnings per Share:
Income from continuing operations	$0.90	$0.78	$0.36
Income from discontinued operations	0.05	0.08	—
Loss from cumulative effect of change in accounting principle	(0.01)	—	—

Diluted Earnings per Share	$0.94	$0.86	$0.36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

The 2005, 2004 and 2003 computation of diluted earnings per share did not include the effects of 36 million, 38 million and 63 million stock options, respectively, because their respective exercise prices were greater than the corresponding market value per share of our common stock.

In 2003, the following potentially dilutive securities were not included in the computation of diluted EPS because to do so would have been anti-dilutive (in thousands of shares on weighted-average basis):

2003
Series C Mandatory Convertible Preferred Stock	43,656
Liability to subsidiary trust issuing preferred securities—Trust II	113,426
Convertible subordinated debentures	1,992

Total	159,074

All such securities were dilutive or converted to common stock in 2005 and 2004.

Note 21—Divestitures and Other Sales

During the three years ended December 31, 2005, the following significant divestitures occurred:

Integic: In March 2005, we completed the sale of our entire equity interest in Integic Corporation (“Integic”) for $96 in cash, net of transaction costs. The sale resulted in a pre-tax gain of $93 ($58 after-tax). Prior to this transaction, our investment in Integic was accounted for using the equity method and was included in Investments in affiliates, at equity within our Consolidated Balance Sheets. The pre-tax gain is classified within Other (income) expenses, net in the accompanying Consolidated Statements of Income.

ScanSoft: In April 2004, we completed the sale of our ownership interest in ScanSoft, Inc. (“ScanSoft”) to affiliates of Warburg Pincus for approximately $79 in cash, net of transaction costs. Prior to the sale, we beneficially owned approximately 15% of ScanSoft’s outstanding equity interests. The sale resulted in a pre-tax gain of $38. Prior to this transaction, our investment in ScanSoft was accounted for as an “available for sale” investment. The gain is classified within Other (income) expenses, net in the accompanying Consolidated Statements of Income.

ContentGuard: In March 2004, we sold all but 2% of our 75% ownership interest in ContentGuard Inc, (“ContentGuard”) to Microsoft Corporation and Time Warner Inc. for $66 in cash. The sale resulted in a pre-tax gain of $109 as our investment reflected the recognition of cumulative operating losses. The gain on sale has been presented within the accompanying consolidated statements of income considering the reporting requirements related to discontinued operations of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The revenues, operating results and net assets of ContentGuard were immaterial for all periods presented. ContentGuard, which was originally created out of research developed at the Xerox Palo Alto Research Center (“PARC”), licenses intellectual property and technologies related to digital rights management. During 2005, we sold our remaining interest in ContentGuard.

Xerox Engineering Systems: In the second quarter 2003, we sold our Xerox Engineering Systems (“XES”) subsidiaries in France and Germany for a nominal amount and recognized a loss of $12.

Note 22—Financial Statements of Subsidiary Guarantors

The Senior Notes due 2009, 2010, 2011 and 2013 are guaranteed by Xerox International Joint Marketing, Inc. (“XIJM”) (the “Guarantor Subsidiary”), which is wholly-owned by Xerox Corporation (the “Parent Company”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Effective December 31, 2005, one of the prior guarantors, Intelligent Electronics, Inc., was merged into the Parent Company based on an internal reorganization. This resulted in a retroactive restatement of the condensed consolidating financial information to reflect XIJM as the sole guarantor subsidiary as of December 31, 2005. The following supplemental financial information sets forth, on a condensed consolidating basis, statements of income, the balance sheets and statements of cash flows for the Parent Company, the Guarantor Subsidiary, the non-guarantor subsidiaries and total consolidated Xerox Corporation and subsidiaries for the years ended December 31, 2005, 2004, and 2003 and as of December 31, 2005 and December 31, 2004.

Condensed Consolidating Statements of Income for the Year Ended December 31, 2005

	Parent Company	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations*	Total Company
Revenues
Sales	$3,292	$—	$4,108	$—	$7,400
Service, outsourcing and rentals	4,006	—	3,629	(209)	7,426
Finance income	313	—	679	(117)	875
Intercompany revenues	1,178	—	319	(1,497)	—

Total Revenues	8,789	—	8,735	(1,823)	15,701

Costs and Expenses
Cost of sales	2,034	—	2,823	(162)	4,695
Cost of service, outsourcing and rentals	2,253	—	1,956	(2)	4,207
Equipment financing interest	152	—	291	(117)	326
Intercompany cost of sales	1,044	—	252	(1,296)	—
Research, development and engineering expenses	865	—	117	(39)	943
Selling, administrative and general expenses	2,289	—	2,028	(207)	4,110
Restructuring and asset impairment charges	167	—	201	(2)	366
Other (income) expenses, net	(170)	(23)	420	(3)	224

Total Costs and Expenses	8,634	(23)	8,088	(1,828)	14,871

Income from Continuing Operations before Income Taxes, Equity Income, Discontinued Operations and Cumulative Effect of Change in Accounting Principle	155	23	647	5	830
Income tax (benefits) expenses	(184)	9	163	7	(5)
Equity in net income of unconsolidated affiliates	5	—	99	(6)	98
Equity in net income of consolidated affiliates	584	8	2	(594)	—

Income from Continuing Operations before Discontinued Operations and Cumulative Effect of Change in Accounting Principle	928	22	585	(602)	933
Income from Discontinued Operations, net of tax	53	—	—	—	53
Cumulative Effect of Change in Accounting Principle, net of tax	(3)	—	(5)	—	(8)

Net Income (Loss)	$978	$22	$580	$(602)	$978

*	The information primarily includes elimination entries necessary to consolidate Xerox Corporation, the parent, with the guarantor subsidiary and non-guarantor subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Condensed Consolidating Balance Sheets as of December 31, 2005

	Parent Company	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations*	Total Company
Assets
Cash and cash equivalents	$640	$—	$682	$—	$1,322
Short-term investments	244	—	—	—	244

Total cash, cash equivalents and short-term investments	884	—	682	—	1,566
Accounts receivable, net	475	—	1,562	—	2,037
Billed portion of finance receivables, net	178	—	118	—	296
Finance receivables, net	894	—	1,710	—	2,604
Inventories	721	—	521	(41)	1,201
Other current assets	463	—	543	26	1,032

Total current assets	3,615	—	5,136	(15)	8,736
Finance receivables due after one year, net	1,678	—	3,271	—	4,949
Equipment on operating leases, net	263	—	168	—	431
Land, buildings and equipment, net	946	—	681	—	1,627
Investments in affiliates, at equity	42	—	819	(79)	782
Investments in and advances to consolidated subsidiaries	8,397	46	(19)	(8,424)	—
Intangible assets, net	276	—	13	—	289
Goodwill	381	—	1,282	8	1,671
Other long-term assets	1,704	—	1,764	—	3,468

Total Assets	$17,302	$46	$13,115	$(8,510)	$21,953

Liabilities and Equity
Short-term debt and current portion of long-term debt	$1	$—	$1,138	$—	$1,139
Accounts payable	537	—	491	15	1,043
Other current liabilities	925	28	1,211	—	2,164

Total current liabilities	1,463	28	2,840	15	4,346
Long-term debt	3,516	—	2,623	—	6,139
Intercompany payables, net	1,829	(212)	(1,595)	(22)	—
Liabilities to subsidiary trusts issuing preferred securities	626	—	—	—	626
Other long-term liabilities	2,660	—	992	(18)	3,634

Total liabilities	10,094	(184)	4,860	(25)	14,745
Series C mandatory convertible preferred stock	889	—	—	—	889
Common shareholders’ equity	6,319	230	8,255	(8,485)	6,319

Total Liabilities and Equity	$17,302	$46	$13,115	$(8,510)	$21,953

*	The information primarily includes elimination entries necessary to consolidate Xerox Corporation, the parent, with the guarantor subsidiary and non-guarantor subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Condensed Consolidating Statements of Cash Flows for the Year Ended December 31, 2005

	Parent Company	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Total Company
Net cash (used in) provided by operating activities	$(1,018)	$—	$2,438	$1,420
Net cash used in investing activities	(290)	—	(5)	(295)
Net cash used in financing activities	(496)	—	(2,466)	(2,962)
Effect of exchange rate changes on cash and cash equivalents	—	—	(59)	(59)

Decrease in cash and cash equivalents	(1,804)	—	(92)	(1,896)
Cash and cash equivalents at beginning of year	2,444	—	774	3,218

Cash and cash equivalents at end of year	$640	$—	$682	$1,322

Condensed Consolidating Statements of Income for the Year Ended December 31, 2004

	Parent Company	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations*	Total Company
Revenues
Sales	$3,263	$—	$3,996	$—	$7,259
Service, outsourcing and rentals	4,119	—	3,627	(217)	7,529
Finance income	314	—	713	(93)	934
Intercompany revenues	1,004	—	365	(1,369)	—

Total Revenues	8,700	—	8,701	(1,679)	15,722

Cost and Expenses
Cost of sales	2,040	—	2,636	(131)	4,545
Cost of service, outsourcing and rentals	2,312	—	2,000	(17)	4,295
Equipment financing interest	106	—	332	(93)	345
Intercompany cost of sales	914	—	297	(1,211)	—
Research, development and engineering expenses	822	—	128	(36)	914
Selling, administrative and general expenses	2,363	—	2,046	(206)	4,203
Restructuring and asset impairment charges	51	—	35	—	86
Other (income) expenses, net	(35)	(19)	424	(1)	369

Total Cost and Expenses	8,573	(19)	7,898	(1,695)	14,757

Income from Continuing Operations before Income Taxes, Equity Income, Discontinued Operations and Cumulative Effect of Change in Accounting Principle	127	19	803	16	965
Income tax expenses	94	7	229	10	340
Equity in net income of unconsolidated affiliates	15	—	131	5	151
Equity in net income of consolidated affiliates	728	8	—	(736)	—

Income from Continuing Operations before Discontinued Operations and Cumulative Effect of Change in Accounting Principle	776	20	705	(725)	776
Income from Discontinued Operations, net of tax	83	—	—	—	83
Cumulative Effect of Change in Accounting Principle, net of tax	—	—	—	—	—

Net Income (Loss)	$859	$20	$705	$(725)	$859

*	The information primarily includes elimination entries necessary to consolidate Xerox Corporation, the parent, with the guarantor subsidiary and non-guarantor subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Condensed Consolidating Balance Sheets as of December 31, 2004

	Parent Company	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations*	Total Company
Assets
Cash and cash equivalents	$2,444	$—	$774	$—	$3,218
Short-term investments	—	—	—	—	—

Total cash, cash equivalents and short-term investments	2,444	—	774	—	3,218
Accounts receivable, net	380	—	1,696	—	2,076
Billed portion of finance receivables, net	206	—	171	—	377
Finance receivables, net	581	—	2,351	—	2,932
Inventories	672	—	511	(40)	1,143
Other current assets	465	—	664	53	1,182

Total current assets	4,748	—	6,167	13	10,928
Finance receivables due after one year, net	1,099	—	4,089	—	5,188
Equipment on operating leases, net	232	—	166	—	398
Land, buildings and equipment, net	982	—	777	—	1,759
Investments in affiliates, at equity	40	—	862	(57)	845
Investments in and advances to consolidated subsidiaries	9,294	36	(165)	(9,165)	—
Intangible assets, net	316	—	8	—	324
Goodwill	381	—	1,459	8	1,848
Other long-term assets	1,082	—	2,512	—	3,594

Total Assets	$18,174	$36	$15,875	$(9,201)	$24,884

Liabilities and Equity
Short-term debt and current portion of long-term debt	$5	$—	$3,069	$—	$3,074
Accounts payable	481	—	517	39	1,037
Other current liabilities	871	13	1,317	(12)	2,189

Total current liabilities	1,357	13	4,903	27	6,300
Long-term debt	3,632	—	3,418	—	7,050
Intercompany payables, net	2,592	(184)	(2,386)	(22)	—
Liabilities to subsidiary trusts issuing preferred securities	717	—	—	—	717
Other long-term liabilities	2,743	—	956	(15)	3,684

Total liabilities	11,041	(171)	6,891	(10)	17,751
Series C mandatory convertible preferred stock	889	—	—	—	889
Common shareholders’ equity	6,244	207	8,984	(9,191)	6,244

Total Liabilities and Equity	$18,174	$36	$15,875	$(9,201)	$24,884

*	The information primarily includes elimination entries necessary to consolidate Xerox Corporation, the parent, with the guarantor subsidiary and non-guarantor subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Condensed Consolidating Statements of Cash Flows for the Year Ended December 31, 2004

	Parent Company	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Total Company
Net cash provided by operating activities	$1,122	$—	$628	$1,750
Net cash provided by investing activities	72	—	131	203
Net cash provided by (used in) financing activities	153	—	(1,446)	(1,293)
Effect of exchange rate changes on cash and cash equivalents	(2)	—	83	81

Increase (decrease) in cash and cash equivalents	1,345	—	(604)	741
Cash and cash equivalents at beginning of year	1,099	—	1,378	2,477

Cash and cash equivalents at end of year	$2,444	$—	$774	$3,218

Condensed Consolidating Statements of Income for the Year Ended December 31, 2003

	Parent Company	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations*	Total Company
Revenues
Sales	$3,321	$—	$3,649	$—	$6,970
Service, outsourcing and rentals	4,301	—	3,636	(203)	7,734
Finance income	337	—	750	(90)	997
Intercompany revenues	595	—	427	(1,022)	—

Total Revenues	8,554	—	8,462	(1,315)	15,701

Cost and Expenses
Cost of sales	2,054	—	2,438	(146)	4,346
Cost of service, outsourcing and rentals	2,364	—	1,965	(22)	4,307
Equipment financing interest	88	—	364	(90)	362
Intercompany cost of sales	533	—	342	(875)	—
Research, development and engineering expenses	859	—	116	(13)	962
Selling, administrative and general expenses	2,521	—	1,919	(191)	4,249
Restructuring and asset impairment charges	105	—	71	—	176
Other expenses (income), net	504	(18)	371	6	863

Total Cost and Expenses	9,028	(18)	7,586	(1,331)	15,265

Income from Continuing Operations before Income Taxes, Equity Income, Discontinued Operations and Cumulative Effect of Change in Accounting Principle	(474)	18	876	16	436

Income tax (benefits) expenses	(108)	7	224	11	134
Equity in net income of unconsolidated affiliates	—	—	61	(3)	58
Equity in net income of consolidated affiliates	726	12	—	(738)	—

Income (Loss) from Continuing Operations before Discontinued Operations and Cumulative Effect of Change in Accounting Principle	360	23	713	(736)	360

Income from Discontinued Operations, net of tax	—	—	—	—	—
Cumulative Effect of Change in Accounting Principle, net of tax	—	—	—	—	—

Net Income (Loss)	$360	$23	$713	$(736)	$360

*	The information primarily includes elimination entries necessary to consolidate Xerox Corporation, the parent, with the guarantor subsidiary and non-guarantor subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per-share data and unless otherwise indicated)

Condensed Consolidating Statements of Cash Flows for the Year Ended December 31, 2003

	Parent Company	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Total Company
Net cash provided by (used in) operating activities	$2,672	$—	$(793)	$1,879
Net cash (used in) provided by investing activities	(475)	—	524	49
Net cash (used in) provided by financing activities	(2,769)	—	299	(2,470)
Effect of exchange rate changes on cash and cash equivalents	—	—	132	132

(Decrease) increase in cash and cash equivalents	(572)	—	162	(410)
Cash and cash equivalents at beginning of year	1,671	—	1,216	2,887

Cash and cash equivalents at end of year	$1,099	$—	$1,378	$2,477

Note 23—Subsequent Events

In January 2006, the board of directors authorized an additional repurchase of up to $500 of the company’s common stock. The company expects the stock to be repurchased over the next 6-12 months, primarily through open-market purchases. Open-market repurchases will be made in compliance with the Securities and Exchange Commission’s Rule 10b-18, and are subject to market conditions as well as applicable legal and other considerations.

Through February 16, 2006, we repurchased the following through our authorized repurchase programs:

	Common Stock Shares	Aggregate Costs
October 2005 Repurchase Program	35,213,032	$501	*
January 2006 Repurchase Program	3,556,168	52	**

Total	38,769,200	$553

*	This amount included $1 of associated fees.
**	This amount included an insignificant amount of associated fees.

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

Based on the above evaluation, management has concluded that, our internal control over financial reporting was effective as of December 31, 2005. Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ ANNE M. MULCAHY	/s/ LAWRENCE A. ZIMMERMAN	/s/ GARY R. KABURECK
Chief Executive Officer	Chief Financial Officer	Chief Accounting Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Xerox Corporation:

We have completed integrated audits of Xerox Corporation’s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005 and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and common shareholders’ equity present fairly, in all material respects, the financial position of Xerox Corporation and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

/s/ PRICEWATERHOUSECOOPERS LLP
Stamford, Connecticut
February 17, 2006

QUARTERLY RESULTS OF OPERATIONS (Unaudited) (in millions, except per-share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2005
Revenues	$3,771	$3,921	$3,759	$4,250	$15,701
Costs and Expenses (1)	3,482	3,804	3,682	3,903	14,871

Income from Continuing Operations before Income Taxes, Equity Income, Discontinued Operations and Cumulative Effect of Change in Accounting Principle	289	117	77	347	830
Income tax expenses (benefits) (2)	116	(233)	29	83	(5)
Equity in net income of unconsolidated affiliates	37	20	23	18	98
Income from discontinued operations, net	—	53	—	—	53
Cumulative effect of change in accounting principle, net	—	—	(8)	—	(8)

Net Income	$210	$423	$63	$282	$978

Basic Earnings per Share (3)	$0.20	$0.43	$0.05	$0.28	$0.96

Diluted Earnings per Share (3)	$0.20	$0.40	$0.05	$0.27	$0.94

2004
Revenues	$3,827	$3,853	$3,716	$4,326	$15,722
Costs and Expenses (1)	3,625	3,581	3,553	3,998	14,757

Income from Continuing Operations before Income Taxes, Equity Income, Discontinued Operations and Cumulative Effect of Change in Accounting Principle	202	272	163	328	965
Income benefits taxes	67	91	62	120	340
Equity in net income of unconsolidated affiliates (4)	30	27	62	32	151
Income from discontinued operations, net	83	—	—	—	83
Cumulative effect of change in accounting principle, net	—	—	—	—	—

Net Income	$248	$208	$163	$240	$859

Basic Earnings per Share (3)	$0.28	$0.23	$0.18	$0.26	$0.94

Diluted Earnings per Share (3)	$0.25	$0.21	$0.17	$0.24	$0.86

(1)	Costs and expenses include restructuring and asset impairment charges of $85, $194, $17 and $70 for the first, second, third and fourth quarters of 2005, respectively, and $6, $33, $23 and $24 for the first, second, third and fourth quarters of 2004, respectively. Also included are $93 from the 2005 first quarter sale of our entire equity interest in Integic (See Note 21) and $115 from the MPI arbitration panel ruling and probable losses for other legal matters incurred in the third quarter of 2005 (See Note 16). In addition, a gain of $38 from the sale of our investment in ScanSoft was included in the second quarter of 2004.
(2)	The 2005 second quarter included $343 of net income benefits related to the finalization of the 1996-1998 IRS audit, of which $233 was included in income taxes, $57 was included in other expenses, net and $53 was included in discontinued operations (See Note 15).
(3)	The sum of quarterly earnings per share may differ from the full-year amounts due to rounding, or in the case of diluted earnings per share, because securities that are anti-dilutive in certain quarters may not be anti-dilutive on a full-year basis.
(4)	Equity in net income of unconsolidated affiliates for the third quarter 2004 includes an after-tax $38 pension settlement benefit from Fuji Xerox.

FIVE YEARS IN REVIEW

	2005	2004	2003	2002	2001
(in millions, except per-share data)
Per-Share Data (1)
Income (Loss) from continuing operations before discontinued operations and cumulative effect of change in accounting principle
Basic	$0.91	$0.84	$0.38	$0.11	$(0.15)
Diluted	0.90	0.78	0.36	0.10	(0.15)
Earnings (Loss)
Basic	$0.96	$0.94	$0.38	$0.02	$(0.15)
Diluted	0.94	0.86	0.36	0.02	(0.15)
Common stock dividends	—	—	—	—	0.05
Operations
Revenues	$15,701	$15,722	$15,701	$15,849	$17,008
Sales	7,400	7,259	6,970	6,752	7,443
Service, outsourcing and rentals	7,426	7,529	7,734	8,097	8,436
Finance income	875	934	997	1,000	1,129
Research, development and engineering expenses (3)	943	914	962	980	1,058
Selling, administrative and general expenses	4,110	4,203	4,249	4,437	4,728
Income (loss) from continuing operations before discontinued operations and cumulative effect of change in accounting principle	933	776	360	154	(92)
Net income (loss) (1)	978	859	360	91	(94)
Financial Position
Cash, cash equivalents and Short-term investments	$1,566	$3,218	$2,477	$2,887	$3,990
Accounts and finance receivables, net	9,886	10,573	10,972	11,077	11,574
Inventories	1,201	1,143	1,152	1,231	1,364
Equipment on operating leases, net	431	398	364	450	804
Land, buildings and equipment, net	1,627	1,759	1,827	1,757	1,999
Investment in discontinued operations	420	440	449	728	749
Total assets	21,953	24,884	24,591	25,550	27,746
Consolidated Capitalization
Short-term debt and current portion of long-term debt	1,139	3,074	4,236	4,377	6,637
Long-term debt	6,139	7,050	6,930	9,794	10,107

Total debt	7,278	10,124	11,166	14,171	16,744
Minorities’ interests in equity of subsidiaries	90	80	102	73	73
Liabilities to subsidiary trusts issuing preferred securities	626	717	1,809	1,793	1,787
Series B convertible preferred stock	—	—	499	508	470
Series C mandatory convertible preferred stock	889	889	889	—	—
Common shareholders’ equity	6,319	6,244	3,291	1,893	1,797

Total capitalization	$15,202	$18,054	$17,756	$18,438	$20,871

Selected Data and Ratios
Common shareholders of record at year-end	53,017	55,152	56,326	57,300	59,830
Book value per common share	$6.79	$6.53	$4.15	$2.56	$2.49
Year-end common stock market price	$14.65	$17.01	$13.80	$8.05	$10.42
Employees at year-end	55,220	58,100	61,100	67,800	78,900
Gross margin	41.2%	41.6%	42.6%	42.8%	38.6%
Sales gross margin	36.6%	37.4%	37.6%	38.2%	31.3%
Service, outsourcing and rentals gross margin	43.3%	43.0%	44.3%	44.5%	42.2%
Finance gross margin	62.7%	63.1%	63.7%	59.9%	59.5%
Working capital	$4,390	$4,628	$2,666	$3,242	$2,340
Current ratio	2.0	1.7	1.4	1.4	1.2
Cost of additions to land, buildings and equipment	$181	$204	$197	$146	$219
Depreciation on buildings and equipment	$280	$305	$299	$341	$402

(1)	Net income (loss), as well as Basic and Diluted Earnings per Share for the years ended December 31, 2005, 2004, 2003 and 2002 exclude the effect of amortization of goodwill in accordance with the adoption of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets.” Amortization expense, net, related to Goodwill was $59 in 2001.
(2)	In March 2001, we sold half of our ownership interest in Fuji Xerox to Fuji Photo Film Co. Ltd. for $1.3 billion in cash. In connection with the sale, we recorded a pre-tax gain of $773. As a result, our ownership percentage decreased from 50% to 25%.
(3)	Effective July 1, 2005, we reclassified sustaining engineering costs from cost of sales and cost of service, outsourcing and rentals to a new line item in our Consolidated Statements of Income entitled Research, Development and Engineering. This presentation aligns our external reporting presentation to our internal management of these costs.