Form 10-K, Exhibit 13
period 2006-12-31
XEROX CORP
filed 2007-02-16
CIK 108772

EXHIBIT 13

INDEX TO ANNUAL REPORT

Management’s Discussion and Analysis of Results of Operations and Financial Condition	3

Executive Overview	3

Financial Overview	3

Currency Impacts	4

Summary Results	4

Application of Critical Accounting Policies	6

Results of Operations	9

Segment Revenue	9

Segment Operating Profit	13

Gross Margins	14

Research, Development and Engineering	14

Selling, Administrative and General Expenses	15

Restructuring and Asset Impairment Charges	15

Other Expenses, Net	16

Income Taxes	17

Equity in Net Income of Unconsolidated Affiliates	18

Income from Discontinued Operations	18

Recent Accounting Pronouncements	18

Capital Resources and Liquidity	18

Cash Flow Analysis	18

Customer Financing Activities and Secured Debt	20

Liquidity, Financial Flexibility and Other Financing Activity	22

Contractual Cash Obligations and Other Commercial Commitments and Contingencies	24

Off-Balance Sheet Arrangements	25

Financial Risk Management	26

Forward-Looking Statements	26

Audited Consolidated Financial Statements	27

Consolidated Statements of Income	27

Consolidated Balance Sheets	28

Consolidated Statements of Cash Flows	29

Consolidated Statements of Common Shareholders’ Equity	30

Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies	31
2.	Segment Reporting	40
3.	Short-Term Investments	42
4.	Receivables, Net	43
5.	Inventories and Equipment on Operating Leases, Net	46
6.	Land, Buildings and Equipment, Net	46
7.	Investments in Affiliates, at Equity	47
8.	Goodwill and Intangible Assets, Net	49
9.	Restructuring and Asset Impairment Charges	50
10.	Supplementary Financial Information	52
11.	Debt	53
12.	Liability to Subsidiary Trusts Issuing Preferred Securities	57
13.	Financial Instruments	57
14.	Employee Benefit Plans	62
15.	Income and Other Taxes	66
16.	Contingencies	69
17.	Preferred Stock	77
18.	Common Stock	78
19.	Earnings Per Share	81
20.	Acquisitions	82
21.	Divestitures and Other Sales	82
22.	Subsequent Event	83

Reports of Management		84

Report of Independent Registered Public Accounting Firm		85

Quarterly Results of Operations		87
Five Years in Review		88
Certifications Pursuant to Rule 13a - 14 under the Securities Exchange Act of 1934, as amended		89

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

Throughout this document, references to “we,” “our,” the “Company” and “Xerox” refer to Xerox Corporation and its subsidiaries. References to “Xerox Corporation” refer to the stand-alone parent company and do not include its subsidiaries.

Executive Overview

We are a technology and services enterprise and a leader in the global document market, developing, manufacturing, marketing, servicing and financing the industry’s broadest portfolio of document equipment, solutions and services. Our industry is undergoing a series of transformations from older technology light lens devices to digital systems, from black-and-white to color, and from paper documents to an increased reliance on electronic documents. We believe we are well positioned as these transformations play to our strengths and represent opportunities for future growth, since our research and development investments have been focused on digital and color offerings and our acquisitions have focused on expanding our services and software capabilities.

We operate in competitive markets and our customers demand improved solutions, such as the ability to print offset quality color documents on-demand; improved product functionality, such as the ability to print, copy, fax and scan from a single device; and lower prices for the same functionality. Customers are also increasingly demanding document services such as consulting and assessments, managed services, imaging and hosting, and document intensive business process improvements.

We deliver advanced technology through focused investment in research and development and offset lower prices through continuous improvement of our cost base. The majority of our revenue is recurring revenue (supplies, service, paper, outsourcing and rentals), which we collectively refer to as post sale revenue. Post sale revenue is heavily dependent on the amount of equipment installed at customer locations and the utilization of those devices. As such, our critical success factors include hardware installations, which stabilize and grow our installed base of equipment at customer locations, page volume growth and higher revenue per page. Connected multifunction devices, new services and solutions are key drivers to increase equipment usage. The transition to color is the primary driver to improve revenue per page, as color documents typically require significantly more toner coverage per page than traditional black-and-white printing.

Financial Overview

        In 2006, we grew revenue, expanded earnings and significantly improved our overall financial condition and liquidity. Our continued investments in the growing areas of digital production and office systems, particularly with respect to color products, contributed to the majority of our equipment sales being generated from products launched in the last two years. Total revenue increased 1% over the prior year, as growth in our post sale annuities more than offset declines in equipment sales and finance income. Post sale and other revenues increased 3% as compared to prior year. Total color revenue was up 13% over the prior year reflecting our investments in this market.

We maintained our focus on cost management throughout 2006. While 2006 gross margins of 40.6% were 0.6-percentage points below 2005, we continued to more than offset lower prices with productivity improvements. Gross margins continued to be impacted by a change in overall product mix reflecting a higher proportion of sales of products with lower gross margins. We reduced selling, administrative and general (“SAG”) expenses as administrative and general expense efficiencies more than offset increased bad debt expense. We continued to invest in research and development, prioritizing our investments to the faster growing areas of the market.

Our 2006 balance sheet strategy focused on optimizing operating cash flows, maintaining debt levels primarily to support our customer financing operations, replacing secured debt collaterized by our finance receivables with new unsecured debt, and returning value to shareholders through acquisitions and our announced share repurchase programs. The successful implementation of this strategy in 2006 enabled us to significantly improve our financial position, return to investment grade and finish the year with a cash, cash equivalents and short-term investments balance of $1.5 billion. Our prospective balance sheet strategy includes: optimizing operating cash flows; maintaining our investment grade credit ratings; achieving an optimal cost of capital; rebalancing secured and unsecured debt; and effectively deploying cash to deliver and maximize long-term shareholder value. Our strategy also includes maintaining an appropriate leverage of our financing assets (finance receivables and equipment on operating leases) and an appropriate level of non-financing debt.

Currency Impacts

To understand the trends in the business, we believe that it is helpful to analyze the impact of changes in the translation of foreign currencies into U.S. dollars on revenues and expenses. We refer to this analysis as “currency impact” or “the impact from currency”. Revenues and expenses from our Developing Markets Operations (“DMO”) are analyzed at actual exchange rates for all periods presented, since these countries generally have volatile currency and inflationary environments, and our operations in these countries have historically implemented pricing actions to recover the impact of inflation and devaluation. We do not hedge the translation effect of revenues or expenses denominated in currencies where the local currency is the functional currency.

Approximately half of our consolidated revenues are derived from operations outside of the United States where the U.S. dollar is not the functional currency. When compared with the average of the major European currencies on a revenue-weighted basis, the U.S. dollar was unchanged in both 2006 and 2005 and 10% weaker in 2004. As a result, the foreign currency translation impact on revenue was negligible in 2006 and 2005.

Summary Results:

Revenues for the three years ended December 31, 2006 were as follows:

(in millions)	Year Ended December 31,			Percent Change
	2006	2005	2004	2006	2005
Equipment sales	$4,457	$4,519	$4,480	(1)%	1%
Post sale and other revenue	10,598	10,307	10,308	3%	—
Finance income	840	875	934	(4)%	(6)%

Total Revenue	$15,895	$15,701	$15,722	1%	—

Total Color revenue included in total revenue	$5,578	$4,928	$4,188	13%	18%

The following presentation reconciles the above information to the revenue classifications included in our Consolidated Statements of Income:

(in millions)	Year Ended December 31,
	2006	2005	2004
Sales	$7,464	$7,400	$7,259
Less: Supplies, paper and other sales	(3,007)	(2,881)	(2,779)

Equipment sales	$4,457	$4,519	$4,480
Service, outsourcing and rentals	$7,591	$7,426	$7,529
Add: Supplies, paper and other sales	3,007	2,881	2,779

Post sale and other revenue	$10,598	$10,307	$10,308

Total 2006 Revenue of $15,895 million increased 1% from the prior year comparable period. There was a negligible impact from currency on total revenue for the year ended December 31, 2006 as compared to the prior year. Total revenue included the following:

•

1% decline in equipment sales, including a benefit from currency of 1-percentage point, primarily reflecting revenue declines in Office and Production black-and-white products, which were partially offset by revenue growth from color products and growth in DMO.

•

3% growth in post sale and other revenue, including a benefit from currency of 1-percentage point, primarily reflecting growth in digital Office and Production products and DMO, offset by declines in light lens and licensing revenue.

•	13% growth in color revenue. Color revenue of $5,578 million comprised 35% of total revenue for the year ended December 31, 2006 compared to 31% for the year ended December 31, 2005.
•	4% decline in Finance income, including a benefit from currency of 1-percentage point, reflecting lower average finance receivables.
•	Overall our 2006 post-sale annuity revenue, including Post sale and other revenue and Finance income, increased 2% and comprised 72% of total revenue.

Total 2005 Revenue of $15,701 million was comparable to the prior year period. Currency impacts on total revenue were negligible for the year. Total 2005 revenue included the following:

•

1% growth in Equipment sales, including a negligible impact from currency, primarily reflecting revenue growth from color in Office and Production, low-end black-and-white office products as well as growth in DMO. These growth areas were partially offset by revenue declines in higher-end office black-and-white products, and black-and-white production products.

•

Comparable Post sale and other revenues, including a negligible impact from currency, primarily reflecting revenue growth from digital products and in DMO which were partially offset by declines in light lens.

•	6% decline in Finance income, including benefits from currency of 1-percentage points, which reflects lower finance receivables.

Net income and diluted earnings per share for the three years ended December 31, 2006 were as follows:

(in millions, except share amounts)	Year Ended December 31,
	2006	2005	2004
Net income	$1,210	$978	$859

Diluted earnings per share	$1.22	$0.94	$0.86

2006 Net income of $1,210 million, or $1.22 per diluted share, included the following:

•	$472 million income tax benefit related to the favorable resolution of certain tax matters from the 1999-2003 IRS audit.
•	$68 million (pre-tax and after-tax) for litigation matters related to probable losses on Brazilian labor-related contingencies.
•	$46 million tax benefit resulting from the resolution of certain tax matters associated with foreign tax audits.
•	$9 million after-tax ($13 million pre-tax) charge from the write-off of the remaining unamortized deferred debt issuance costs as a result of the termination of our 2003 Credit Facility.
•	$257 million after-tax ($385 million pre-tax) restructuring and asset impairment charges.

2005 Net income of $978 million, or $0.94 per diluted share, included the following:

•	$343 million after-tax benefit related to the finalization of the 1996-1998 IRS audit.
•	$84 million after-tax ($115 million pre-tax) charge for litigation matters relating to the MPI arbitration panel decision and probable losses for other legal matters.
•	$58 million after-tax ($93 million pre-tax) gain related to the sale of our entire equity interest in Integic Corporation (“Integic”).
•	$247 million after-tax ($366 million pre-tax) restructuring and asset impairment charges.

2004 Net income of $859 million, or $0.86 per diluted share, included the following:

•	$83 million after-tax ($109 million pre-tax) gain related to the sale of substantially all of our investment in ContentGuard Holdings, Inc. (“ContentGuard”).

•	$38 million after-tax pension settlement benefit from Fuji Xerox.
•	$30 million after-tax ($38 million pre-tax) gain from the sale of our investment in ScanSoft, Inc. (“ScanSoft”).
•	$57 million after-tax ($86 million pre-tax) restructuring and asset impairment charges.

Application of Critical Accounting Policies

In preparing our Consolidated Financial Statements and accounting for the underlying transactions and balances, we apply various accounting policies. We consider the policies discussed below as critical to understanding our Consolidated Financial Statements, as their application places the most significant demands on management’s judgment, since financial reporting results rely on estimates of the effects of matters that are inherently uncertain. Specific risks associated with these critical accounting policies are discussed throughout this MD&A, where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, refer to Note 1 – Summary of Significant Accounting Policies, to the Consolidated Financial Statements.

Senior management has discussed the development and selection of the critical accounting policies, estimates and related disclosures, included herein, with the Audit Committee of the Board of Directors. Preparation of this annual report requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, as well as disclosure of contingent assets and liabilities. These estimates and assumptions also impacted revenues and expenses during the reporting period. Although actual results may differ from those estimates, we believe the estimates are reasonable and appropriate. In instances where different estimates could reasonably have been used in the current period, we have disclosed the impact on our operations of these different estimates. In certain instances, such as with respect to revenue recognition for leases, because the accounting rules are prescriptive, it would not have been possible to have reasonably used different estimates in the current period. In these instances, use of sensitivity information would not be appropriate. Changes in assumptions and estimates are reflected in the period in which they occur. The impact of such changes could be material to our results of operations and financial condition in any quarterly or annual period.

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

Revenue Recognition Under Bundled Arrangements: We sell most of our products and services under bundled lease arrangements, which typically include equipment, service, supplies and financing components for which the customer pays a single negotiated monthly fixed price for all elements over the contractual lease term. These arrangements typically also include an incremental, variable component for page volumes in excess of contractual page volume minimums, which are often expressed in terms of price per page. Revenues under these arrangements are allocated, considering the relative fair values of the lease and non-lease deliverables included in the bundled arrangement, based upon the estimated relative fair values of each element. Lease deliverables include maintenance and executory costs, equipment and financing, while non-lease deliverables generally consist of supplies and non-maintenance services. Our revenue allocation for the lease deliverables begins by allocating revenues to the maintenance and executory costs plus profit thereon. The remaining amounts are allocated to the equipment and financing elements. We perform extensive analyses of available verifiable objective evidence of equipment fair value based on cash selling prices during the applicable period. The cash selling prices are compared to the range of values included in our lease accounting systems. The range of cash selling prices must be reasonably consistent with the lease selling prices, taking into account residual values that accrue to our benefit, in order for us to determine that such lease prices are indicative of fair value. Our pricing interest rates, which are used in determining customer payments, are developed based upon a variety of factors including local prevailing rates in the marketplace and the customer’s credit history, industry and credit class. Our pricing interest rates are reassessed quarterly based on changes in local prevailing rates in the marketplace and are adjusted to the extent such rates vary by twenty-five basis points or more, cumulatively, from the last rate in effect. The pricing interest rates generally equal the implicit rates within the leases, as corroborated by our comparisons of cash to lease selling prices.

Residual Values for Equipment under Lease: Residual values represent the recorded estimated fair value of equipment as of the end of the lease. Residual values associated with equipment under sales-type leases are included as a component of our net finance receivables balance and amounted to $89 million and $87 million at December 31, 2006 and 2005. Residual values associated with equipment under operating leases represent the recorded estimated salvage value at the end of the lease term and are included as a component of equipment on operating leases, net and amounted to $41 million and $48 million at December 31, 2006 and 2005. Equipment under operating leases and similar arrangements are depreciated to estimated salvage value over their estimated useful lives.

We review residual values regularly and, when appropriate, adjust them based on estimates of expected market conditions at the end of the lease, including the impacts of future product launches, changes in remanufacturing strategies and the expected lessee behavior at the end of the lease term. Impairments to residual values occur when available information indicates that the decline in recorded value is other than temporary and we would therefore not be able to fully recover the recorded values. Impairments on residual values are recognized as losses in the period in which the estimate is changed or as a revision in depreciation estimates for sales-type leases and operating leases, respectively. We did not record any residual value impairment charges for the year ended December 31, 2006. We recorded $4 million and $3 million in residual value impairment charges for the years ended December 31, 2005 and 2004, respectively.

Accounts and Finance Receivables Allowance for Doubtful Accounts and Credit Losses: We perform ongoing credit evaluations of our customers and adjust credit limits based upon customer payment history and current creditworthiness. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience credit loss rates similar to those we have experienced in the past. Measurement of such losses requires consideration of historical loss experience, including the need to adjust for current conditions, and judgments about the probable effects of relevant observable data, including present economic conditions such as delinquency rates and financial health of specific customers. We recorded bad debt provisions of $87 million, $72 million, and $110 million in SAG expenses in our Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004, respectively. The current level of our provision for doubtful accounts reflects improvements in customer administration, receivables aging, write-off trends, collection practices and credit approval policies.

As discussed above, in preparing our Consolidated Financial Statements for the three year period ended December 31, 2006, we estimated our provision for doubtful accounts based on historical experience and customer-specific collection issues. This methodology has been consistently applied for all periods presented. During the five year period ended December 31, 2006, our allowance for doubtful accounts ranged from 3.0% to 5.2% of gross receivables. Holding all other assumptions constant, a 1-percentage point increase or decrease in the allowance from the December 31, 2006 rate of 3.0% would change the 2006 provision by approximately $110 million.

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

Pension and Post-retirement Benefit Plan Assumptions: We sponsor pension plans in various forms in several countries covering substantially all employees who meet eligibility requirements. Post-retirement benefit plans cover primarily U.S. employees for retirement medical costs. Several statistical and other factors that attempt to anticipate future events are used in calculating the expense, liability and asset values related to our pension and post-retirement benefit plans. These factors include assumptions we make about the discount rate, expected return on plan assets, rate of increase in healthcare costs, the rate of future compensation increases and mortality, among others. For purposes of determining the expected return on plan assets, we utilize a calculated value approach in determining the value of the pension plan assets, as opposed to a fair market value approach. The primary difference between the two methods relates to a systematic recognition of changes in fair value over time (generally two years) versus immediate recognition of changes in fair value. Our expected rate of return on plan assets is then applied to the calculated asset value to determine the amount of the expected return on plan assets to be used in the determination of the net periodic pension cost. The calculated value approach reduces the volatility in net periodic pension cost that can result from using the fair market value approach. The difference between the actual return on plan assets and the expected return on plan assets is added to, or subtracted from, any cumulative differences that arose in prior years. This amount is a component of the net actuarial (gain) loss and is subject to amortization to net periodic pension cost over the average remaining service lives of the employees participating in the pension plan.

Total actuarial losses as of December 31, 2006 were $1.6 billion, as compared to $1.9 billion at December 31, 2005. The change from December 31, 2005 relates to improved asset returns as compared to expected returns and an increase in the discount rate. The total actuarial loss will be amortized in the future, subject to offsetting gains or losses that will change the future amortization amount. We have utilized a weighted average expected rate of return on plan assets of 7.8% for 2006 expense, 8.0% for 2005 expense and 8.1% for 2004 expense, on a worldwide basis. In estimating this rate, we considered the historical returns earned by the plan assets, the rates of return expected in the future and our investment strategy and asset mix with respect to the plans’ funds. The weighted average expected rate of return on plan assets we will utilize to calculate our 2007 expense will be 7.6%.

Another significant assumption affecting our

pension and post-retirement benefit obligations and the net periodic pension and other post-retirement benefit cost is the rate that we use to discount our future anticipated benefit obligations. The discount rate reflects the current rate at which the pension liabilities could be effectively settled considering the timing of expected payments for plan participants. In estimating this rate, we consider rates of return on high quality fixed-income investments included in various published bond indexes, adjusted to eliminate the effects of call provisions and differences in the timing and amounts of cash outflows related to the bonds. In the U.S. and the U.K., which comprise approximately 80% of our projected benefit obligations, we consider the Moody’s Aa Corporate Bond Index and the International Index Company’s iBoxx Sterling Corporate AA Cash Bond Index, respectively in the determination of the appropriate discount rate assumptions. The weighted average rate we will utilize to measure our pension obligation as of December 31, 2006 and calculate our 2007 expense will be 5.3%, which is an increase from 5.2% used in determining 2006 expense. Assuming settlement losses in 2007 are consistent with 2006; our 2007 net periodic pension cost is expected to be approximately $50 million lower than 2006 primarily as a result of plan design changes and an increase in the discount rate.

On a consolidated basis, we recognized net periodic pension cost of $425 million, $414 million, and $421 million for the years ended December 31, 2006, 2005 and 2004, respectively. The costs associated with our defined contribution plans, which are included in net periodic pension cost, were $70 million, $71 million and $69 million for the years ended December 31, 2006, 2005 and 2004, respectively. Pension cost is included in several income statement components based on the related underlying employee costs. Pension and post-retirement benefit plan assumptions are included in Note 14 –  Employee Benefit Plans to the Consolidated Financial Statements. Holding all other assumptions constant, a 0.25% increase or decrease in the discount rate would change the 2007 projected net periodic pension cost by approximately $33 million. Likewise, a 0.25% increase or decrease in the expected return on plan assets would change the 2007 projected net periodic pension cost by approximately $19 million.

Refer to Note 1 – “New Accounting Standards and Accounting Changes” to the Consolidated Financial Statements for further information regarding adoption of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, on amendment of FASB Statements No. 87, 88, 106 and 132(R).”

Income Taxes and Tax Valuation Allowances: We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in our Consolidated Balance Sheets, as well as operating loss and tax credit carryforwards. We follow very specific and detailed guidelines in each tax jurisdiction regarding the recoverability of any tax assets recorded in our Consolidated Balance Sheets and provide necessary valuation allowances as required. We regularly review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. If we continue to operate at a loss in certain jurisdictions or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase the valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. Conversely, if and when our operations in some jurisdictions were to become sufficiently profitable to recover previously reserved deferred tax assets, we would reduce all or a portion of the applicable valuation allowance in the period when such determination is made. This would result in an increase to reported earnings in such period. Adjustments to our valuation allowance, through (credits) charges to income tax expense, were $12 million, $(38) million, and $12 million for the years ended December 31, 2006, 2005 and 2004, respectively. There were other increases/(decreases) to our valuation allowance, including the effects of currency, of $45 million, $61 million, and $(21) million for the years ended December 31, 2006, 2005 and 2004, respectively, that did not affect income tax expense in total as there was a corresponding adjustment to deferred tax assets or other comprehensive income. Gross deferred tax assets of $3.9 billion and $3.6 billion had valuation allowances of $647 million and $590 million at December 31, 2006 and 2005, respectively. We plan on adopting FASB

Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109,” beginning January 1, 2007. The adoption of this interpretation will change the way we evaluate recognition and measurement of uncertain tax positions. Refer to Note 1 – “New Accounting Standards and Accounting Changes” to the Consolidated Financial Statements for further information regarding the adoption of this interpretation.

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

Legal Contingencies: We are involved in a variety of claims, lawsuits, investigations and proceedings concerning securities law, intellectual property law, environmental law, employment law and ERISA, as discussed in Note 16 – Contingencies to the Consolidated Financial Statements. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess our potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

Results of Operations

Segment Revenue

Our reportable segments are consistent with how we manage the business and view the markets we serve. Our reportable segments are Production, Office, DMO and Other. Our offerings include hardware, services, solutions and consumable supplies. The Production segment includes black-and-white products, which operate at speeds over 90 pages per minute (“ppm”) and color products which operate at speeds over 40 ppm, excluding

50 ppm products with an embedded controller. Products include the Xerox iGen3® digital color production press, Xerox Nuvera™, DocuTech®, DocuPrint®, Xerox 4110™ and DocuColor® families, as well as older technology light-lens products. These products are sold predominantly through direct sales channels in North America and Europe to Fortune 1000, graphic arts, government, education and other public sector customers. The Office segment includes black-and-white products that operate at speeds up to 90 ppm, and color devices up to 40 ppm, as well as, 50 ppm color devices with an embedded controller. Products include the suite of CopyCentre®, WorkCentre®, and WorkCentre Pro digital multifunction systems, DocuColor color multifunction products, color laser, solid ink and monochrome laser desktop printers, digital and light-lens copiers and facsimile products. These products are sold through direct and indirect sales channels in North America and Europe to global, national, small and mid-size commercial customers as well as government, education and other public sector customers. The DMO segment includes our operations in Latin America, Brazil, the Middle East, India, Eurasia, Central and Eastern Europe and Africa. This segment’s sales consist of office and production products including a large proportion of office devices and printers which operate at speeds of 11-40 ppm. Management serves and evaluates these markets on an aggregate geographic basis, rather than on a product basis. The segment classified as Other includes several units, none of which met the thresholds for separate segment reporting. This group primarily includes Xerox Supplies Business Group (predominantly paper), value-added services, Wide Format Systems, Xerox Technology Enterprises, royalty and licensing revenues, equity net income and non-allocated Corporate items. Paper sales were approximately 60% of Other segment revenues in 2006. Other segment profit includes the operating results from these entities, other less significant businesses, our equity income from Fuji Xerox, and certain costs that have not been allocated to the Production, Office and DMO segments, including non-financing interest as well as other items included in Other expenses, net.

Revenue by segment for the years ended 2006, 2005 and 2004 were as follows:

(in millions)	Production	Office	DMO	Other	Total
2006
Equipment sales	$1,343	$2,368	$605	$141	$4,457
Post sale and other revenue	2,913	4,760	1,327	1,598	10,598
Finance income	323	497	6	14	840

Total Revenue	$4,579	$7,625	$1,938	$1,753	$15,895

2005
Equipment sales	$1,368	$2,436	$558	$157	$4,519
Post sale and other revenue	2,830	4,670	1,245	1,562	10,307
Finance income	342	512	9	12	875

Total Revenue	$4,540	$7,618	$1,812	$1,731	$15,701

2004
Equipment sales	$1,358	$2,431	$503	$188	$4,480
Post sale and other revenue	2,880	4,644	1,194	1,590	10,308
Finance income	352	552	10	20	934

Total Revenue	$4,590	$7,627	$1,707	$1,798	$15,722

Equipment Sales

Equipment sales reflect the results of our technology investments and the associated product launches as approximately two-thirds of 2006 equipment sales were generated from products launched in the past 24 months.

2006 Equipment sales of $4,457 million declined 1% from 2005 reflecting:

•	Currency benefit of 1-percentage point.
•	Growth in color products and DMO offset by declines in high-end black-and-white Production products.

•

Strong install activity in Color products and Office black-and-white products including, entry production color, iGen3 and office multifunction color products, were partially offset by overall price declines.

•

Growth in color equipment sales of 9%. The pace of color equipment sales growth was impacted by lower OEM color printer sales. Color sales represented approximately 45% of total equipment sales in the year ended December 31, 2006 versus 41% in the comparable prior period.

2005 Equipment sales of $4,519 million increased 1% from 2004 reflecting:

•	Negligible impact from currency.
•

Growth in lower-end office black-and-white devices, color printers, as well as office and production color systems, which more than offset declines in other monochrome office and monochrome production products.

•

Growth in color equipment sales of $329 million or 22%, from the prior comparable period. Color equipment sales represented 41% of total equipment sales versus 34% for the prior year comparable period.

Production

2006 Equipment sales declined 2% including a benefit from currency of 1-percentage point, as price declines of less than 5% were partially offset by strong color install activity. Production system install activity for 2006, included the following:

•	74% growth in installs of production color products largely driven by strong activity in the DocuColor® 240/250, DocuColor 5000 and DocuColor 7000/8000, as well as an increase in iGen3 installs.
•

Installs of production black-and-white systems were flat year-over-year. This included 16% growth in installs of black-and-white light production systems, reflecting continued success of the 4110 light production system, which was more than offset by 21% declines in installs of high-end black-and-white systems.

2005 Equipment sales increased 1% from 2004, primarily reflecting install growth with a negligible impact from currency, partially offset by price declines of approximately 5% and product mix. Production system install activity for 2005 included the following:

•	30% growth in installs of production color products largely driven by strong iGen3, DocuColor 240/250, and DocuColor 7000/8000 activity.
•	9% growth in installs of black-and-white production systems reflecting the success of the 4110 light production system, as well as growth in production publishing systems.

Office

2006 Equipment sales declined 3% including a benefit from currency of 1-percentage point, reflecting price declines of less than 10%, which more than offset the growth in office color multifunction and black-and-white products. In addition, an increased proportion of Office equipment installed under operating lease contracts are recognized in post sale revenue. Office product install activity for 2006 included the following:

•	35% install growth in office color multifunction systems.
•

8% install growth in black-and-white digital copiers and multifunction devices. Install growth was driven by 15% growth in Segments 3-5 devices (31-90 ppm) and 7% growth in Segments 1-2 devices (11-30 ppm).

•	5% decline in color printers as compared to 111% growth in the comparable 2005 periods. The decline reflects lower 2006 OEM sales.

2005 Equipment sales were comparable to 2004, including a negligible impact from currency. Strong install growth was offset by price declines of approximately 7% and product mix, which reflected an increased proportion of lower-end equipment sales. Office product install activity for 2005 included the following:

•

22% install growth in black-and-white digital copiers and multifunction devices driven by strong sales of Segments 1-2 devices (11-30 ppm), which more than offset declines of Segments 3-5 devices (31-90 ppm).

•	51% install growth in office color multifunction systems driven in part by strong sales of the DocuColor 240/250, which was announced during the second quarter of 2005.
•	111% improvement in install activity for color printers driven by OEM sales.

DMO

DMO Equipment sales consist of office and production products, including a large proportion of sales of Segments 1-2 office devices. Equipment sales in 2006 increased 8% from 2005, reflecting strong sales of Segments 1-2 devices, as well as install growth in light production black-and-white and production color systems. Equipment sales in 2005 increased 11% from 2004, primarily reflecting strong growth in Eurasia and Central and Eastern Europe.

Other

2006 and 2005 Equipment sales declined 11% and 16%, respectively from prior years comparable periods, driven by lower component sales included in value-added services offerings.

Post Sale and Other Revenue

Post sale revenue is largely a function of the equipment placed at customer locations, the volume of prints and copies that our customers make on that equipment and the mix of color pages, as well as associated services.

2006 Post sale and other revenues of $10,598 million grew 3% from 2005, with our growth areas (“digital office, digital production and value-added services”) collectively growing 5% and DMO growing 7%, partially offset by a 39% decline in analog light lens products. Analog revenues of $302 million represented 3% of 2006 post sale revenue compared to $494 million or 5% of 2005 post sale revenue. Color post sale and other revenue grew 16% for 2006. Color sales represented 31% of post sale and other revenue in 2006 versus 28% in 2005. In 2006, approximately 9% of our pages were printed on color devices, which is up from 7% in 2005.

2005 Post sale and other revenues of $10,307 million were comparable to the prior year period, with our growth areas (“digital office, digital production and value-added services”) collectively growing 5% and DMO growing 4%, more than offsetting a 40% decline in analog light lens products. Color post sale and other revenue grew 15% for 2005, and color sales represented 28% of post sale and other revenue in 2005 versus 24% in 2004. In 2005, approximately 7% of our pages were printed on color devices, which is up from 5% in 2004.

Production: 2006 Post sale and other revenue increased 3% from 2005, including a benefit from currency of 1-percentage point, primarily reflecting growth in color products which was partially offset by declines in revenue from high-end black-and-white digital products and older light lens technology. 2005 post sale and other revenue declined 2% from 2004, as declines in older light lens technology were only partially offset by revenue growth from digital products.

Office: 2006 Post sale and other revenue grew 2% from 2005, including a benefit from currency of 1-percentage point, as growth in revenue from color multifunction products, black-and-white and color printers, were partially offset by declines in black-and-white multifunction and older light lens technology. 2005 post sale and other revenue increased 1% from 2004, primarily reflecting a 1-percentage point benefit from currency and growth in digital black-and-white, color printing and color multifunctional products. These positive effects were partially offset by declines in older light lens technology.

DMO: 2006 Post sale and other revenue grew 7% from 2005, driven primarily by growth in revenue from supplies, color products and services. 2005 post sale and other revenue grew 4% from 2004, reflecting growth in Eurasia and Central and Eastern Europe, more than offsetting declines in Brazil.

Other: 2006 Post sale and other revenue increased 3% from 2005, including a benefit from currency of 1-percentage point, primarily driven by increased paper sales and value-added services. Paper comprised approximately two-thirds of 2006 Other segment post sale and other revenue. 2005 post sale and other revenue declined 2% from 2004, including a negligible impact from currency, as declines in SOHO and other revenues were partially offset by growth in value-added services.

2007 Projected Revenues

Excluding currency impacts, we expect 2007 revenue to grow modestly driven by continued increases in post sale revenue. We anticipate that new launches combined with products and applications launched during the past 2 years, and the businesses acquired in 2006, will enable us to further strengthen our market position.

Growth in post sale and other revenue will be driven by our success at increasing the amount of our equipment at customer locations, the volume of pages and mix of color pages generated on that equipment, as well as growth in document management services.

Segment Operating Profit

Segment Operating profit and operating margin for the three years ended December 31, 2006 were as follows:

(in millions)	Production	Office	DMO	Other	Total
2006
Operating Profit	$403	$832	$124	$31	$1,390
Operating Margin	8.8%	10.9%	6.4%	1.8%	8.7%
2005
Operating Profit	$427	$819	$64	$151	$1,461
Operating Margin	9.4%	10.8%	3.5%	8.7%	9.3%
2004
Operating Profit	$511	$779	$35	$(125)	$1,200
Operating Margin	11.1%	10.2%	2.1%	(7.0)%	7.6%

Production: 2006 Operating profit declined $24 million from 2005, reflecting reduced gross margins impacted by product mix, price declines and higher bad debt expense, partially offset by both lower R,D&E spending and selling expenses. The reduction in R,D&E reflects benefits from our platform strategy to launch new technology and lower spending related to environmental compliance activities.

2005 Operating profit declined $84 million from 2004, primarily reflecting reduced gross margins impacted by mix, and higher selling expenses, which were partially offset by improvements in G&A and R,D&E efficiencies.

Office: 2006 Operating profit increased $13 million from 2005, reflecting reduction in SAG expenses partially offset by lower gross profit. 2005 Operating profit increased $40 million primarily reflecting lower SAG, partially offset by lower gross margins impacted by mix and higher R,D&E.

DMO: 2006 Operating profit increased $60 million from 2005, reflecting higher gross profit and reduction in SAG expenses, including improvement in bad debt expenses. 2005 Operating profit increased $29 million from 2004, primarily reflecting increasing revenues and operating margin contributions from Eurasia and Central and Eastern Europe.

Other: 2006 Operating profit declined $120 million from 2005, principally due to:

•	Absence of the 2005 $93 million gain related to the sale of Integic and the 2005 $57 million interest income benefit from the finalization of the 1996-1998 Internal Revenue Service tax audit.
•	$13 million pre-tax write-off of the remaining unamortized deferred debt issuance costs associated with the termination of our 2003 Credit Facility that occurred in 2006.
•	Lower 2006 interest income of $12 million and increased non-financing interest expense of $8 million.

The above were partially offset by the following:

•	Increased paper profit due to increased sales as well as reduced SAG expenses primarily from organizational streamlining.
•	$44 million in gains on sale of assets.

2005 Operating profit increased $276 million as compared to 2004, principally due to:

•	Reduced interest expense of $157 million, primarily due to lower average debt balances.
•	Higher interest income of $63, which includes $57 million associated with the finalization of the 1996-1998 IRS audit.
•	An improvement in aggregate currency gains and losses of $68 million.
•	A gain on the sale of Integic of $93 million.
•

These items were partially offset by the absence of the $38 million pension settlement gain from Fuji Xerox in 2004, as well as the absence of the $38 million gain from the 2004 sale of our ownership interest in ScanSoft.

Refer to Note 2 – Segment Reporting in the Consolidated Financial Statements, for further discussion on our reportable segment operating revenue and operating profit.

Gross Margins

Gross margins by revenue classification were as follows:

	Year Ended December 31,
(in millions)	2006	2005	2004
Total Gross margin	40.6%	41.2%	41.6%
Sales	35.7%	36.6%	37.4%
Service, outsourcing and rentals	43.0%	43.3%	43.0%
Finance income	63.7%	62.7%	63.1%

2006 Gross margin of 40.6% decreased by 0.6-percentage points from 2005 due to product mix. Price declines of 1.4-percentage points were offset by productivity improvements and other variances of 1.4-percentage points. 2005 Gross margin of 41.2% decreased 0.4-percentage points from 2004 reflecting a decline in product mix of 1.3-percentage points reflecting a higher proportion of sales in office printers and light production systems. Price declines of 1.5-percentage points were more than offset by cost improvements of 2.3-percentage points.

2006 Sales gross margin of 35.7% decreased 0.9-percentage points from 2005 as price declines of 2.1-percentage points exceeded the combined impacts of productivity improvements, product mix and other variances of 1.2-percentage points. 2005 Sales gross margin of 36.6% decreased 0.8-percentage points from 2004 driven by product mix declines of 1.5-percentage points. Price declines of 2.2-percentage points were more than offset by cost improvements of 2.4-percentage points. Product mix reflects a higher proportion of sales of products with lower gross margins, including office printers and light production systems, and a lower proportion of sales of products with higher gross margins such as higher end office black-and-white multifunction devices and high-end production black-and-white systems.

2006 Service, outsourcing and rentals margin of 43.0% decreased 0.3-percentage points from 2005 as product mix decline of 1.3-percentage points exceeded the impact of productivity improvements, price and other variances of 1.0-percentage points. 2005 Service, outsourcing and rental margin of 43.3% increased 0.3-percentage points driven by cost improvements of 2.6-percentage points, which more than offset by prices declines of 1.1-percentage points and product mix declines of 0.9-percentage points.

2006 Finance income gross margin of 63.7% improved 1.0-percentage point and 2005 Finance income gross margin of 62.7% declined 0.4-percentage points due to changes in interest costs specific to equipment financing. Equipment financing interest is determined based on an estimated cost of funds, applied against the estimated level of debt required to support our net finance receivables. Prior to 2006, the estimated cost of funds was primarily based on our secured borrowing rates. As a result of the reduction in our level of secured borrowings, effective January 1, 2006 the estimated cost of funds is based on a blended rate for term and duration comparable to available borrowing rates for a BBB rated company as of the end of each period. This change in basis did not materially impact the calculated amount of Equipment finance interest expense and accordingly did not impact comparability between the periods. The estimated level of debt is based on an assumed 7 to 1 leverage ratio of debt/equity as compared to our average finance receivable balance during the applicable period.

Research, development and engineering (“R,D&E”) of $922 million in 2006 was $21 million lower than the prior year primarily due to lower environmental compliance spending. We expect 2007 R,D&E spending to approximate 5-6% of total revenue.

Research and development (“R&D”) of $761 million in 2006 increased from the prior year by $6 million reflecting higher expenditures in the Production and Office segments primarily related to expected 2007 product launches. We invest in technological development, particularly in color, and believe our R&D spending is sufficient to remain technologically competitive. Our R&D is strategically coordinated with that of Fuji Xerox, which invested $660 million and $720 million in R&D in 2006 and 2005, respectively. 2005 R&D expense of $755 million was $5 million lower than the prior year, primarily reflecting lower expenditures in the Production segment, which were partially offset by increased spending in the Office segment. The lower spending in the Production segment was as a result of product launches, and cost efficiencies that we captured from our platform development strategy.

Sustaining engineering costs of $161 million decreased by $27 million from the prior year, reflecting lower spending related to environmental compliance activities and maturing product platforms. Refer to Note 1 – “Basis of Presentation” in the Consolidated Financial Statements for additional information.

Selling, administrative and general expenses (“SAG”) SAG expense information was as follows (in millions):

	Year Ended December 31,			Amount Change
	2006	2005	2004	2006	2005
Total SAG expenses	$4,008	$4,110	$4,203	$(102)	$(93)
SAG as a percentage of revenue	25.2%	26.2%	26.7%	(1.0)%	(0.5)%

In 2006, SAG expenses decreased primarily as a result of the following:

•	$58 million reduction in selling expenses compared to 2005 included lower marketing spending and headcount reductions.
•	$59 million reduction in general and administrative (“G&A”) expenses as the result of continued expense management initiatives, including benefits from restructuring.
•	$15 million increase in bad debt expense to $87 million for 2006.

In 2005, SAG expenses decreased primarily as a result of the following:

•	An $86 million reduction in G&A expenses due to continued expense management initiatives.
•	A $38 million decrease in bad debt expense.
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

Bad debt expense included in SAG was $87 million, $72 million and $110 million in 2006, 2005 and 2004, respectively. The 2005 reduction in bad debt expense reflected the benefits associated with recoveries and adjustments to the reserves, as the result of improvements in write-offs and aging. This favorable trend in write-offs, receivables aging and collections continues to be reflected in our current year bad debt expense. Bad debt expense as a percent of total revenue was 0.5%, 0.5% and 0.7% for 2006, 2005 and 2004, respectively.

For the three years ended December 31, 2006, 2005 and 2004 we recorded restructuring and asset impairment charges of $385 million, $366 million and $86 million, respectively, primarily related to headcount reductions of approximately 3,400, 3,900 and 1,900 employees, respectively, across all geographies and segments. 2006 actions associated with these changes primarily include the following: technical service; service infrastructure and global back-office optimization; continued R&D efficiencies and productivity improvements; supply chain optimization to ensure, for example, alignment to our global two-tier model implementation; and selected off-shoring opportunities. Lease termination and asset impairment charges of $67 million included within these charges primarily relate to the relocation of certain manufacturing operations as well as an exit from certain leased and owned facilities. The remaining restructuring reserve balance as of December 31, 2006, for all programs was $337 million. We expect prospective annualized savings associated with the 2006 actions to be approximately $300 million, with over half of the savings expected to be in gross margin and the rest in SAG and R,D&E. Refer to Note 9 –  Restructuring and Asset Impairment Charges in the Consolidated Financial Statements for further information regarding our restructuring programs.

Worldwide employment of 53,700 as of December 31, 2006 declined approximately 1,500 from December 31, 2005, primarily reflecting reductions attributable to our restructuring programs and other attrition partially offset by hiring in strategic business areas and the hiring of former contract employees in certain Latin American subsidiaries. Worldwide employment was approximately 55,200 and 58,100 at December 31, 2005 and 2004, respectively.

Other Expenses, Net: Other expenses, net for the three years ended December 31, 2006 consisted of the following:

	Year Ended December 31,
(in millions)	2006	2005	2004
Non-financing interest expense	$239	$231	$363
Interest income	(69)	(138)	(75)
Gain on sales of businesses and assets	(44)	(97)	(61)
Currency losses, net	39	5	73
Amortization of intangible assets	41	38	37
Legal matters	89	115	9
Minorities’ interests in earnings of subsidiaries	22	15	8
Loss on extinguishment of debt	15	—	—
All other expenses, net	4	55	15

Total Other expenses, net	$336	$224	$369

Non-financing interest expense: In 2006 non-financing interest expense increased due to higher interest rates partially offset by lower average debt balances. 2005 non-financing interest expense decreased due to lower average debt balances as a result of scheduled term debt repayments and medium-term note redemptions, as well as the full-year effect of the December 2004 Capital Trust II liability conversion.

Interest income: Interest income is derived primarily from our invested cash and cash equivalent balances and interest resulting from periodic tax settlements. In 2006, interest income decreased primarily due to:

•	Absence of $57 million of interest income associated with the 2005 settlement of the 1996-1998 IRS audit. (Refer to Note 15 – Income and Other Taxes in the Consolidated Financial Statements).
•	Lower average cash balances partially offset by higher rates of return.

In 2005, interest income increased primarily due to:

•	A $57 million increase associated with the previously disclosed settlement of the 1996-1998 IRS audit.
•	A $23 million increase primarily reflecting higher rates of return from our money market funds.
•	Partially offset by the absence of $26 million of interest income related to a 2004 domestic tax refund.

Gain on sales of businesses and assets: 2006 gain on sales of businesses and assets primarily consisted of the following:

•	$15 million on the sale of our Corporate headquarters. (Refer to Note 6 – Land, buildings and equipment, net in the Consolidated Financial Statements for further information.)
•	$11 million on the sale of a manufacturing facility.
•

$10 million receipt from escrow of additional proceeds related to our first quarter 2005 sale of Integic. The proceeds were placed in escrow upon the sale of Integic pending completion of an indemnification period, which ended in 2006.

In 2005, gain on sales of businesses and assets primarily consist of the $93 million gain on the sale of Integic. In 2004, gains on the sale of businesses and assets primarily reflect the $38 million pre-tax gain from the sale of our ownership interest in ScanSoft, as well as, gains totaling $14 million related to the sale of certain excess land and buildings in Europe and Mexico.

Currency gains and losses: Currency gains and losses primarily result from the re-measurement of foreign currency-denominated assets and liabilities, the cost of hedging foreign currency-denominated assets and liabilities, the mark-to-market of any foreign exchange contracts utilized to hedge those foreign currency-denominated assets and liabilities and the mark-to-market impact of hedges of anticipated transactions, primarily future inventory purchases, for which we do not generally apply cash flow hedge accounting treatment.

In 2006, 2005 and 2004 currency losses totaled $39 million, $5 million and $73 million respectively. The 2006 increase in currency losses primarily reflected the mark-to-market of derivative contracts which are economically hedging anticipated foreign currency denominated payments. The mark-to-market losses were primarily due to the strengthening of the Euro against other currencies, in particular the Canadian Dollar, U.S. Dollar and Japanese Yen, as compared to the weakening Euro in 2005. The decrease in 2005 from 2004 was primarily due to the strengthening of the U.S. and Canadian Dollars against the Euro and the Yen in 2005, as compared to the weakening U.S. Dollar in 2004, and decreased costs of hedging foreign currency denominated assets and liabilities due to lower spot/forward premiums in 2005.

Legal matters: In 2006 legal matters expenses consisted of the following:

•	$68 million for probable losses on Brazilian labor-related contingencies – see Note 16 – Contingencies within the Consolidated Financial Statements for additional details.
•

$33 million associated with probable losses from various legal matters partially offset by $12 million of proceeds from the Palm litigation matter. The remaining proceeds from the Palm litigation matter of $11 million are associated with a license and are recorded in Sales as licensing revenue.

In 2005, legal matters expenses consisted of the following:

•	$102 million, including $13 million for interest expense, related to the MPI arbitration panel ruling.
•	$13 million related to other legal matters, primarily reflecting charges for probable losses on cases that have not yet been resolved.

In 2004, legal matters expenses consisted of costs associated with the resolution of legal and regulatory matters, none of which was individually material, partially offset by the adjustment of an estimate associated with a previously recorded litigation accrual.

Refer to Note 16 – Contingencies in the Consolidated Financial Statements for additional information regarding litigation against the Company.

Loss on extinguishment of debt: 2006 loss of $15 million includes the $13 million write-off of remaining unamortized deferred debt issuance costs associated with the termination of our 2003 Credit Facility and a $2 million loss associated with the mortgage repayment in connection with the sale of our Corporate headquarters.

All other expenses, net: In 2006 all other expenses, net decreased due to the absence of the following 2005 items:

•	$15 million for losses sustained from Hurricane Katrina related to property damage and impaired receivables.
•	$26 million charge related to the European Union Waste Directive.

Income tax (benefits) expenses were as follows (in millions):

	Year Ended December 31,
	2006	2005	2004
Pre-tax income	$808	$830	$965
Income tax (benefits) expenses	(288)	(5)	340
Effective tax rate	(35.6)%	(0.6)%	35.2%

The 2006 effective tax rate of (35.6%) was lower than the U.S. statutory rate primarily due to:

•	Tax benefits of $518 million from the resolution of tax issues associated with domestic and foreign tax audits.
•	Tax benefits of $19 million as a result of tax law changes and tax treaty changes.
•	$11 million from the reversal of a valuation allowance on deferred tax assets associated with foreign net operating loss carryforwards.
•	The geographical mix of income and related effective tax rates in those jurisdictions.
•	These benefits were partially offset by losses in certain jurisdictions where we are not providing tax benefits and continue to maintain deferred tax valuation allowances.

The 2005 effective tax rate of (0.6)% was lower than the U.S. statutory tax rate primarily due to:

•	Tax benefits of $253 million, associated with the finalization of the 1996-1998 IRS audit.
•	Tax benefits of $42 million primarily from the realization of foreign tax credits offset by the geographical mix of income and the related tax rates in those jurisdictions.
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

Our effective tax rate will change based on nonrecurring events as well as recurring factors including the geographical mix of income before taxes and the related tax rates in those jurisdictions as well as available foreign tax credits. In addition, our effective tax rate will change based on discrete or other nonrecurring events (such as audit settlements) that may not be predictable. We anticipate that our effective tax rate for 2007 will approximate 33%, excluding the effect of any discrete items.

Equity in Net Income of Unconsolidated Affiliates: Equity in net income of unconsolidated affiliates of $114 million, principally related to our 25% share of Fuji Xerox income, which increased by $16 million in 2006 as compared to 2005, primarily due to improved operational performance.

Income from Discontinued Operations: Income from discontinued operations, net of tax, for the years ended December 31, 2005 and 2004 was as follows (in millions):

	2005	2004
Insurance Group Operations tax benefits	$53	$—
Gain on sale of ContentGuard, net of income taxes of $26	—	83

Total	$53	$83

As disclosed in Note 15 – Income and Other Taxes, in June 2005 the 1996-1998 Internal Revenue Service (“IRS”) audit was finalized. Of the total tax benefits realized, $53 million was attributed to our discontinued operations. In the first quarter 2004, we sold all but 2% of our 75% ownership interest in ContentGuard Inc, (“ContentGuard”) to Microsoft Corporation and Time Warner Inc. for $66 million in cash. The sale resulted in an after-tax gain of approximately $83 million ($109 million pre-tax) and reflects our recognition of cumulative operating losses. The revenues, operating results and net assets of ContentGuard were immaterial for all periods presented. ContentGuard, which was originally created out of research developed at the Xerox Palo Alto Research Center (“PARC”), licenses intellectual property and technologies related to digital rights management. During 2005, we sold our remaining interest in ContentGuard.

Recent Accounting Pronouncements: Refer to Note 1 – Summary of Significant Accounting Policies in the Consolidated Financial Statements for a description of recent accounting pronouncements including the respective dates of adoption and the effects on results of operations and financial condition.

Capital Resources and Liquidity

Cash Flow Analysis:

The following summarizes our cash flows for each of the three years ended December 31, 2006, as reported in our Consolidated Statements of Cash Flows in the accompanying Consolidated Financial Statements:

				Amount Change
(in millions)	2006	2005	2004	2006	2005
Net cash provided by operating activities	$1,617	$1,420	$1,750	$197	$(330)
Net cash (used in) provided by investing activities	(143)	(295)	203	152	(498)
Net cash used in financing activities	(1,428)	(2,962)	(1,293)	1,534	(1,669)
Effect of exchange rate changes on cash and cash equivalents	31	(59)	81	90	(140)

Increase (decrease) in cash and cash equivalents	77	(1,896)	741	1,973	(2,637)
Cash and cash equivalents at beginning of period	1,322	3,218	2,477	(1,896)	741

Cash and cash equivalents at end of period	$1,399	$1,322	$3,218	$77	$(1,896)

Cash, cash equivalents and Short-term investments reported in our Consolidated Financial Statements were as follows:

	2006	2005
Cash and cash equivalents	$1,399	$1,322
Short-term investments	137	244

Total Cash, cash equivalents and Short-term investments	$1,536	$1,566

For the year ended December 31, 2006, net cash provided by operating activities, increased $197 million from 2005 primarily as a result of the increased net income of $232 million, as well as the following additional items:

•	$173 million increase due to lower inventories.
•	$87 million increase due to lower net tax payments including a $34 million refund associated with the settlement of the 1999 to 2003 IRS tax audit.
•	$62 million decrease due to a lower net run-off of finance receivables.
•	$51 million decrease due to higher restructuring payments related to previously reported actions.
•	$96 million decrease due to a lower year-over-year reduction in other current and long-term assets.
•	$77 million decrease due to a reduction in other current and long-term liabilities, primarily reflecting the $106 million payment relating to the previously disclosed MPI legal matter.

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

We expect 2007 operating cash flows in the range of $1.2 billion to $1.5 billion, as compared to $1.6 billion in 2006.

For the year ended December 31, 2006, net cash from investing activities increased $152 million from 2005 primarily as a result of the following:

•

$354 million due to an increase in proceeds from the net sale of short-term investments in 2006 of $107 million, as compared to the net purchases of $247 million in 2005, as 2005 represented the initial year we purchased short-term investments to supplement our investment income.

•	$77 million due to higher proceeds from the sale of our Corporate headquarters and other excess land and buildings.
•	$48 million due to higher proceeds from divestitures and investments, reflecting:
•	$122 million related to the sale of investments held by Ridge Re* in 2006.
•	$21 million distribution from the liquidation of our investment in Xerox Capital LLC in 2006.
•	$96 million of proceeds from the sale of Integic in 2005.
•	Partially offsetting these items were the following:
•	$229 million due to payments related to the acquisition of Amici, LLC and XMPie, Inc.
•	$57 million increase in capital expenditures and internal use software.
•	Lower cash generation of $42 million due to a lower net reduction of escrow and other restricted investments.
*	In March 2006 Ridge Re, a wholly owned subsidiary included in discontinued operations, executed an agreement to complete its exit from the insurance business. As a result of this agreement and pursuant to a liquidation plan, excess cash held by Ridge Re was distributed back to the Company (Refer to Note 21 – Divestitures and Other Sales in the Consolidated Financial Statements for further information).

For the year ended December 31, 2005, net cash from investing activities decreased $498 million from 2004 primarily as a result of the following:

•	$247 million from the net purchases of short-term investments which were intended to increase our return on available cash.
•

Decrease of $143 million due to a lower net reduction of escrow and other restricted investments due to the 2004 renegotiation of certain secured borrowing arrangements and scheduled releases from an escrow account of supporting interest payments on our prior liability to a trust issuing preferred securities.

•	Decrease of $86 million due to lower proceeds from divestitures and investments, net reflecting:
•	2005 proceeds of $105 million primarily consisting of $96 million from the sale of our equity interest in Integic Corporation.
•	2004 proceeds of $191 million primarily consisting of $66 million from the ContentGuard sale, $79 million from the ScanSoft sale and $36 million from a preferred stock investment.
•	Decrease of $48 million due to lower proceeds from the sale of excess land and buildings.
•	Partially offsetting these items was a $15 million decrease in capital and internal use software expenditures.

We expect 2007 capital expenditures including internal use software to approximate $300 million.

For the year ended December 31, 2006, net cash used in financing activities decreased $1.5 billion from 2005 primarily as a result of the following:

•	$2,463 million lower usage primarily resulting from the 2005 net repayments on term and other unsecured debt, of $1,187 million, as contrast to the 2006 net borrowings of term and other unsecured debt of $1,276 million. The 2006 net borrowings primarily reflect the 2016 Senior Notes borrowing of $700 million in March 2006, 2017 Senior Notes borrowing of $500 million in August 2006 and the 2009 Senior Notes borrowing of $150 million in August 2006.

•	$42 million due to higher proceeds from the issuance of common stock, resulting from increases in exercised stock options.
•	Partially offsetting these items were the following:
•	$636 million higher cash usage for the acquisition of common stock under the authorized share repurchase programs.
•	$269 million higher net repayments on secured borrowings.
•	$100 million payment of liability to Xerox Capital LLC in connection with their redemption of Canadian deferred preferred shares in February 2006.

For the year ended December 31, 2005, net cash used in financing activities increased $1.7 billion from 2004 primarily as a result of the following:

•	A $1.5 billion reduction in proceeds from new secured financings, reflecting a rebalancing of our secured and unsecured debt portfolio.
•	$433 million cash usage for the acquisition of common stock under the authorized October 2005 share repurchase program.
•	A partially offsetting $235 million decrease in net payments on term and other debt reflecting lower debt maturity obligations.

Financing Activity

Customer Financing Activities and Secured Debt: We provide equipment financing to the majority of our customers. Because the finance leases allow our customers to pay for equipment over time rather than at the date of installation, we maintain a certain level of debt to support our investment in these customer finance leases. We currently fund our customer financing activity through cash generated from operations, cash on hand, capital markets offerings and third-party secured funding arrangements.

In the United States, Canada, the U.K., the Netherlands, and France, we are currently funding a portion of our customer financing activity through secured borrowing arrangements with GE, De Lage Landen Bank (“DLL”) and Merrill Lynch. While terms and conditions vary somewhat between countries, in general these arrangements call for the financial counterparty to provide loans secured by lease originations in the country for which it has been contracted to be the funding source. Most arrangements are transacted through bankruptcy remote special purpose entities and the transfers of receivables and equipment to these entities are generally intended to be true sales at law. Under these arrangements, secured debt matches the terms of the underlying finance receivables it supports, which eliminates certain significant refinancing, pricing and duration risks associated with our financing. As part of our continued objective to reduce our level of secured debt, in November 2006, we delivered notice to GE, our secured lender in the U.K., moving the final funding date for that program from June 2010 to June 2007.

At December 31, 2006 and 2005, all of the lease receivables and related secured debt are consolidated in our financial statements because we are determined to be the primary beneficiary of the arrangements and frequently the counterparties have various types of recourse to us. The lease receivables sold represent the collateral for the related secured debt and are not available for general corporate purposes until the related debt is paid off. All of these arrangements are subject to usual and customary conditions of default including cross-defaults. In the remote circumstance that an event of default occurs and remains uncured, in general, the counterparty can cease providing funding for new lease originations.

Information on restricted cash that is the result of these third party secured funding arrangements is included in Note 1 – “Restricted Cash and Investments” to the Consolidated Financial Statements and disclosure of the amounts for new funding and debt repayments are included in the accompanying Consolidated Statement of Cash Flows.

We also have arrangements in certain countries in which third party financial institutions originate lease contracts directly with our customers. In these arrangements, we sell and transfer title to the equipment to these financial institutions and generally have no continuing ownership rights in the equipment subsequent to its sale, as such the related receivable and debt are not included in our Consolidated Financial Statements.

The following represents our total finance assets associated with our lease or finance operations as of December 31, 2006 and 2005, respectively:

	2006	2005
Total Finance receivables, net(1)	$7,844	$7,849
Equipment on operating leases, net	481	431

Total Finance Assets, net	$8,325	$8,280

(1)	Includes (i) billed portion of finance receivables, net, (ii) finance receivables, net and (iii) finance receivables due after one year, net as included in the Consolidated Balance Sheets as of December 31, 2006 and 2005.

Refer to Note 4 – Receivables, Net in the Consolidated Financial Statements for further information regarding our third party secured funding arrangements as well as a comparison of finance receivables to our financing-related debt as of December 31, 2006 and 2005. As of December 31, 2006, approximately 31% of total finance receivables were encumbered as compared to 44% at December 31, 2005.

The following represents our aggregate debt maturity schedule as of December 31, 2006:

(in millions)	Unsecured Debt	Debt Secured by Finance Receivables	Other Secured Debt	Total Debt
2007	$295	$1,178	$12	$1,485	(1)
2008	9	722	5	736
2009	1,055	109	5	1,169
2010	687	44	2	733
2011	800	6	—	806
Thereafter	2,212	—	4	2,216

Total	$5,058	$2,059	$28	$7,145

(1)	Quarterly secured and unsecured total debt maturities for 2007 are $215 million, $421 million, $626 million and $223 million for the first, second, third and fourth quarters, respectively.

The following table summarizes our secured and unsecured debt as of December 31, 2006 and 2005:

(in millions)	2006	2005
Term Loan	$—	$300
Debt secured by finance receivables	2,059	2,982
Capital leases	28	38
Debt secured by other assets	—	213

Total Secured Debt	2,087	3,533

Senior Notes	4,224	2,862
Subordinated debt	19	19
Other Debt	815	864

Total Unsecured Debt	5,058	3,745

Total Debt	$7,145	$7,278

At December 31, 2006, approximately 29% of total debt was secured by finance receivables and other assets compared to 49% at December 31, 2005. Consistent with our objective to rebalance the ratio of secured and unsecured debt, we expect payments on secured loans will continue to exceed proceeds from new secured loans in 2007.

Credit Facility: In April 2006, we entered into a $1.25 billion unsecured revolving credit facility including a $200 million letter of credit subfacility (the “2006 Credit Facility” or “facility”). The facility allows us to increase from time to time, with willing lenders, the overall size of the 2006 Credit Facility to an aggregate amount not to exceed $2 billion. The facility is available, without sublimit, to certain of our qualifying subsidiaries. The facility replaces our 2003 Credit Facility that was terminated upon effectiveness of the 2006 Credit Facility. As of December 31, 2006, we had outstanding letters of credit of $15 million and no borrowings under the 2006 Credit Facility. In conjunction with the 2006 Credit Facility, debt issuance costs of $5 million were deferred.

In connection with the effectiveness of the 2006 Credit Facility, we terminated the 2003 Credit Facility in April 2006 and repaid all advances outstanding thereunder, including a $300 million secured term loan, with a combination of cash on hand and proceeds from the capital markets offerings. The termination of the 2003 Credit Facility resulted in the second quarter 2006 write-off of the remaining unamortized deferred debt issuance costs of $13 million ($9 million after-tax).

Refer to Note 11 – Debt to the Consolidated Financial Statements for further information regarding our 2006 Credit Facility.

Liquidity, Financial Flexibility and Other Financing Activity:

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

As of December 31, 2006, we had $1.5 billion of cash, cash equivalents and short-term investments, and borrowing capacity under our 2006 Credit Facility of approximately $1.235 billion. Our ability to maintain positive liquidity going forward depends on our ability to continue to generate cash from operations and access the financial markets, both of which are subject to general economic, financial, competitive, legislative, regulatory and other market factors that are beyond our control.

Share Repurchase Programs: The board of directors has authorized programs for the repurchase of the Company’s common stock totaling $2.0 billion as of December 31, 2006. Since launching our stock buyback program in October 2005, we have repurchased 100.6 million shares, totaling approximately $1.5 billion of the $2.0 billion authorized.

Refer to Note 18 – Common Stock and Note 22 – Subsequent Event in the Consolidated Financial Statements for further information regarding our share repurchase programs.

Loan Covenants and Compliance: At December 31, 2006, we were in full compliance with the covenants and other provisions of the 2006 Credit Facility, the senior notes and the Loan Agreement. Any failure to be in compliance with any material provision or covenant of the 2006 Credit Facility or the senior notes could have a material adverse effect on our liquidity and operations. Failure to be in compliance with the covenants in the Loan Agreement, including the financial maintenance covenants incorporated from the 2006 Credit Facility, would result in an event of termination under the Loan Agreement and in such case General Electric Capital Corporation (“GECC”) would not be required to make further loans to us. If GECC were to make no further loans to us and assuming a similar facility was not established and that we were unable to obtain replacement financing in the public debt markets, it could materially adversely affect our liquidity and our ability to fund our customers’ purchases of our equipment and this could materially adversely affect our results of operations. We have the right at any time to prepay without penalty any loans outstanding under or terminate the 2006 Credit Facility.

Financial Instruments: Refer to Note 13 –  Financial Instruments in the Consolidated Financial Statements for additional information regarding our derivative financial instruments.

Capital Markets Offerings and Other: Refer to Note 11 – Debt in the Consolidated Financial Statements for additional information regarding the 2006 issuance of our 2016 Senior Notes, 2017 Senior Notes and Floating 2009 Senior Notes, which raised aggregate net proceeds of $1.3 billion.

Credit Ratings: During 2006, Moody’s and Fitch upgraded our credit rating to investment grade. Our credit ratings as of January 30, 2007 were as follows:

	Senior Unsecured Debt	Outlook	Comments
Moody’s(1)	Baa3	Positive	The Moody’s rating was upgraded from Ba1 in November 2006. The outlook remains positive since being upgraded in November 2006.

Standard & Poors (“S&P”)(2)	BB+	Positive	The S&P rating was upgraded from BB- in March 2006 and the outlook was revised from stable to positive in January 2007.

Fitch(3)	BBB-	Stable	The Fitch rating was upgraded from BB+ in August 2006.

(1)	In November 2006, Moody’s upgraded the Senior Unsecured rating from Ba1 to Baa3, a one notch upgrade. Moody’s maintains a Positive Outlook on the credit. In conjunction with the upgrade to investment grade ratings for the senior unsecured debt, Moody’s has withdrawn all Loss Given Default assessments and Speculative Grade Liquidity ratings as they are only appropriate for non-investment grade issuers. Moody’s ratings upgrades also included: Senior unsecured shelf registration to Baa3 from Ba1; Trust preferred to Ba1 from Ba2; subordinated shelf registration to Ba1 from Ba2 and preferred shelf registration to Ba1 from Ba2.
(2)	In March 2006, S&P upgraded the Senior Unsecured and Corporate Credit rating from BB- to BB+, a two notch upgrade. At the same time, S&P revised its outlook from Positive to Stable on all associated ratings, affirmed the short-term speculative-grade rating at B-1 and upgraded the ratings on Subordinated debt from B to BB- and Preferred Stock from B- to B+. As a result of the rating change, S&P removed Xerox from Credit Watch in March 2006. In January 2007, S&P revised its outlook from Stable to Positive on all associated ratings.
(3)	In August 2006, Fitch upgraded its debt ratings and assigned a stable outlook on Xerox. Fitch had upgraded the senior unsecured debt of Xerox from BB+ to BBB- and also upgraded the Trust Preferred securities from BB- to BB, both one notch upgrades. In March 2006, Fitch affirmed its ratings and positive outlook on Xerox in conjunction with its 2016 Senior Notes offering. Fitch had upgraded the senior unsecured debt of Xerox from BB to BB+, and also upgraded the Trust Preferred securities from B+ to BB-, both one notch upgrades in August 2005.

Our credit ratings, which are periodically reviewed by major rating agencies, have substantially improved over the past three years. Even though as of January 30, 2007, our current S&P credit rating still remains below investment grade, we expect effective implementation of our management strategies will return the company’s senior unsecured debt to investment grade by all major rating agencies in the future.

Contractual Cash Obligations and Other Commercial Commitments and Contingencies: At December 31, 2006, we had the following contractual cash obligations and other commercial commitments and contingencies (in millions):

	Year 1	Years 2-3		Years 4-5
	2007	2008	2009	2010	2011	Thereafter
Long-term debt, including capital lease obligations(1)	$1,485	$736	$1,169	$733	$806	$2,216
Minimum operating lease commitments(2)	189	161	124	102	84	158
Liabilities to subsidiary trusts issuing preferred securities(3)	—	—	—	—	—	624
Retiree Health Payments	102	115	123	127	128	665
Purchase Commitments
Flextronics(4)	644	—	—	—	—	—
EDS Contracts(5)	277	270	132	—	—	—
Other(6)	39	30	30	—	—	—

Total Contractual Cash Obligations	$2,736	$1,312	$1,578	$962	$1,018	$3,663

(1)	Refer to Note 11 – Debt to our Consolidated Financial Statements for interest payments by us as well as for additional information related to long-term debt (amounts above include principal portion only).
(2)	Refer to Note 6 – Land, Buildings and Equipment, net to our Consolidated Financial Statements for additional information related to minimum operating lease commitments.
(3)	Refer to Note 12 – Liability to Subsidiary Trusts Issuing Preferred Securities to our Consolidated Financial Statements for interest payments by us as well as for additional information related to liabilities to subsidiary trusts issuing preferred securities (amounts above include principal portion only).
(4)	Flextronics: We outsource certain manufacturing activities to Flextronics and are currently operating under a one-year automatically renewed agreement which may expire on November 30, 2007, but is subject to automatic renewal for an additional one year period. We expect to enter into a negotiated renewal agreement in 2007 which has a term of at least three years.
(5)	EDS Contracts: We have an information management contract with Electronic Data Systems Corp. (“EDS”) to provide services to us for global mainframe system processing, application maintenance and support, desktop services and helpdesk support, voice and data network management, and server management through June 30, 2009. There are no minimum payments required under the contract. We can terminate the current contract for convenience with six months notice, as defined in the contract, with no termination fee and with payment to EDS for costs incurred as of the termination date. Should we terminate the contract for convenience, we have an option to purchase the assets placed in service under the EDS contract.
(6)	Other Purchase Commitments: We enter into other purchase commitments with vendors in the ordinary course of business. Our policy with respect to all purchase commitments is to record losses, if any, when they are probable and reasonably estimable. We currently do not have, nor do we anticipate, material loss contracts.

Other Commercial Commitments and Contingencies

Pension and Other Post-Retirement Benefit Plans: We sponsor pension and other post-retirement benefit plans that may require periodic cash contributions. Our 2006 cash fundings for these plans were $355 million for pensions and $98 million for other post-retirement plans. Our anticipated cash fundings for 2007 are approximately $130 million for defined benefit pensions and approximately $100 million for other post-retirement plans. Cash contribution requirements for our domestic tax qualified pension plans are governed by the Employment Retirement Income Security Act (“ERISA”) and the Internal Revenue Code. Cash contribution requirements for our international plans are subject to the applicable regulations in each country. The expected 2007 pension contributions do not include contributions to the domestic tax-qualified plans because these plans currently exceed the ERISA minimum funding requirements for the plans’ 2006 plan year. However, once the January 1, 2007 actuarial valuations and projected results as of the end of the 2007 measurement year are available, the desirability of additional contributions will be assessed. Based on these results, we may voluntarily decide to contribute to these plans, even though no contribution is required. In prior years, after making this assessment, we decided to contribute $228 million and $230 million in 2006 and 2005, respectively, to our domestic tax qualified plans in order to make them 100% funded on a current liability basis under the ERISA funding rules. In addition, our debt ratings, which are periodically reviewed by major rating agencies, have steadily improved over the past three years. Since the rating on the Company’s senior unsecured debt has now reached investment grade, the Company will have increased flexibility when considering these funding decisions.

Our other post-retirement benefit plans are non-funded and are almost entirely related to domestic operations. Cash contributions are made each year to cover medical claims costs incurred in that year. The amounts reported in the above table as retiree health payments represent our estimated future benefit payments.

Fuji Xerox: We had product purchases from Fuji Xerox totaling $1.7 billion, $1.5 billion, and $1.1 billion in 2006, 2005 and 2004, respectively. Our purchase commitments with Fuji Xerox are in the normal course of business and typically have a lead time of three months. We anticipate that we will purchase approximately $1.7 billion of products from Fuji Xerox in 2007. Related party transactions with Fuji Xerox are discussed in Note 7 –  Investments in Affiliates, at Equity to the Consolidated Financial Statements.

Brazil Tax and Labor Contingencies: At December 31, 2006, our Brazilian operations were involved in various litigation matters and have been the subject of numerous governmental assessments related to indirect and other taxes as well as disputes associated with former employees and contract labor. The tax matters, which comprise a significant portion of the total contingencies, principally relate to claims for taxes on the internal transfer of inventory, municipal service taxes on rentals and gross revenue taxes. We are disputing these tax matters and intend to vigorously defend our position. Based on the opinion of legal counsel, we do not believe that the ultimate resolution of these matters will materially impact our results of operations, financial position or cash flows. The labor matters principally relate to claims made by former employees and contract labor for the equivalent payment of all social security and other related labor benefits, as well as consequential tax claims, as if they were regular employees. Following our assessment of a negative trend in recent settlements and a decision to change our legal strategy, we reassessed the probable estimated loss on these matters and, as a result, recorded an additional provision of $68 million in 2006. As of December 31, 2006, the total amounts related to the unreserved portion of the tax and labor contingencies, inclusive of any related interest, amounted to approximately $960 million, with the increase from December 31, 2005 balance of $900 million primarily related to indexation, interest and currency partially offset by the additional provision. In connection with the above proceedings, customary local regulations may require us to make escrow cash deposits or post other security of up to half of the total amount in dispute. As of December 31, 2006 we had $154 million of escrow cash deposits for matters we are disputing and there are liens on certain Brazilian assets with a net book value of $18 million and additional letters of credit of approximately $60 million. Generally, any escrowed amounts would be refundable and any liens would be removed to the extent the matters are resolved in our favor. We routinely assess all these matters as to probability of ultimately incurring a liability against our Brazilian operations and record our best estimate of the ultimate loss in situations where we assess the likelihood of an ultimate loss as probable of occurring.

Off-Balance Sheet Arrangements

Although we generally do not utilize off-balance sheet arrangements in our operations, we enter into operating leases in the normal course of business. The nature of these lease arrangements is discussed in Note 6 – Land, Buildings and Equipment, Net to the Consolidated Financial Statements. Additionally, we utilize special purpose entities (“SPEs”) in conjunction with certain financing transactions. The SPEs utilized in conjunction with these transactions are consolidated in our financial statements in accordance with applicable accounting standards. These transactions, which are discussed further in Note 4 – Receivables, Net to the Consolidated Financial Statements, have been accounted for as secured borrowings with the debt and related assets remaining on our balance sheets. Although the obligations related to these transactions are included in our balance sheet, recourse is generally limited to the secured assets and no other assets of the Company.

Refer to Note 16 – Contingencies for further information regarding our guarantees, indemnifications and warranty liabilities.

Financial Risk Management

We are exposed to market risk from foreign currency exchange rates and interest rates, which could affect operating results, financial position and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. These derivative financial instruments are utilized to hedge economic exposures as well as reduce earnings and cash flow volatility resulting from shifts in market rates. Refer to Note 13 – Financial Instruments to the Consolidated Financial Statements for further discussion on our financial risk management.

Assuming a 10% appreciation or depreciation in foreign currency exchange rates from the quoted foreign currency exchange rates at December 31, 2006, the potential change in the fair value of foreign currency-denominated assets and liabilities in each entity would not be significant because all material currency asset and liability exposures were economically hedged as of December 31, 2006. A 10% appreciation or depreciation of the U.S. dollar against all currencies from the quoted foreign currency exchange rates at December 31, 2006 would have a $596 million impact on our Cumulative translation adjustment portion of equity. The amount permanently invested in foreign subsidiaries and affiliates, primarily

Xerox Limited, Fuji Xerox, Xerox Canada Inc. and Xerox do Brasil, and translated into dollars using the year-end exchange rates, was $6.0 billion at December 31, 2006.

Interest Rate Risk Management: The consolidated weighted-average interest rates related to our debt and liabilities to subsidiary trusts issuing preferred securities for 2006, 2005 and 2004 approximated 6.8%, 6.0%, and 5.8%, respectively. Interest expense includes the impact of our interest rate derivatives.

Virtually all customer-financing assets earn fixed rates of interest. As discussed above, a significant portion of those assets has been pledged as collateral for secured financing arrangements and the interest rates on a significant portion of those loans are fixed.

As of December 31, 2006, approximately $2.2 billion of our debt and liabilities to subsidiary trusts issuing preferred securities carried variable interest rates, including the effect of pay-variable interest rate swaps we are utilizing with the intent to reduce the effective interest rate on our debt.

The fair market values of our fixed-rate financial instruments are sensitive to changes in interest rates. At December 31, 2006, a 10% change in market interest rates would change the fair values of such financial instruments by approximately $233 million.

Forward-Looking Statements

This Annual Report contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Information concerning these factors is included in our 2006 Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”). We do not intend to update these forward-looking statements, except as required by law.

XEROX CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
(in millions, except per-share data)	2006	2005	2004
Revenues
Sales	$7,464	$7,400	$7,259
Service, outsourcing and rentals	7,591	7,426	7,529
Finance income	840	875	934

Total Revenues	15,895	15,701	15,722
Costs and Expenses
Cost of sales	4,803	4,695	4,545
Cost of service, outsourcing and rentals	4,328	4,207	4,295
Equipment financing interest	305	326	345
Research, development and engineering expenses	922	943	914
Selling, administrative and general expenses	4,008	4,110	4,203
Restructuring and asset impairment charges	385	366	86
Other expenses, net	336	224	369

Total Costs and Expenses	15,087	14,871	14,757
Income from Continuing Operations before Income Taxes, Equity Income, Discontinued Operations and Cumulative Effect of Change in Accounting Principle	808	830	965
Income tax (benefits) expenses	(288)	(5)	340
Equity in net income of unconsolidated affiliates	114	98	151

Income from Continuing Operations before Discontinued Operations and Cumulative Effect of Change in Accounting Principle	1,210	933	776
Income from Discontinued Operations, net of tax	—	53	83
Cumulative Effect of Change in Accounting Principle, net of tax	—	(8)	—

Net Income	$1,210	$978	$859

Basic Earnings per Share
Income from Continuing Operations	$1.25	$0.91	$0.84
Basic Earnings per Share	$1.25	$0.96	$0.94
Diluted Earnings per Share
Income from Continuing Operations	$1.22	$0.90	$0.78
Diluted Earnings per Share	$1.22	$0.94	$0.86

The accompanying notes are an integral part of these Consolidated Financial Statements.

XEROX CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,
(in millions, except share data in thousands)	2006	2005
Assets
Cash and cash equivalents	$1,399	$1,322
Short-term investments	137	244

Total cash, cash equivalents and short-term investments	1,536	1,566
Accounts receivable, net	2,199	2,037
Billed portion of finance receivables, net	273	296
Finance receivables, net	2,649	2,604
Inventories	1,163	1,201
Other current assets	934	1,032

Total current assets	8,754	8,736
Finance receivables due after one year, net	4,922	4,949
Equipment on operating leases, net	481	431
Land, buildings and equipment, net	1,527	1,627
Investments in affiliates, at equity	874	782
Intangible assets, net	286	289
Goodwill	2,024	1,671
Deferred tax assets, long-term	1,790	1,547
Other long-term assets	1,051	1,921

Total Assets	$21,709	$21,953

Liabilities and Equity
Short-term debt and current portion of long-term debt	$1,485	$1,139
Accounts payable	1,133	1,043
Accrued compensation and benefits costs	663	621
Other current liabilities	1,417	1,543

Total current liabilities	4,698	4,346
Long-term debt	5,660	6,139
Liabilities to subsidiary trusts issuing preferred securities	624	626
Pension and other benefit liabilities	1,336	1,151
Post-retirement medical benefits	1,490	1,188
Other long-term liabilities	821	1,295

Total liabilities	14,629	14,745
Series C mandatory convertible preferred stock	—	889
Common stock, including additional paid-in-capital	4,666	4,741
Treasury stock, at cost	(141)	(203)
Retained earnings	4,202	3,021
Accumulated other comprehensive loss	(1,647)	(1,240)

Total Liabilities and Equity	$21,709	$21,953

Shares of common stock issued	954,568	945,106
Treasury stock	(8,363)	(13,917)

Shares of common stock outstanding	946,205	931,189

The accompanying notes are an integral part of these Consolidated Financial Statements.

XEROX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(in millions)	2006	2005	2004
Cash Flows from Operating Activities:
Net income	$1,210	$978	$859
Adjustments required to reconcile net income to cash flows from operating activities:
Depreciation and amortization	636	641	688
Provisions for receivables and inventory	145	107	159
Deferred tax expense (benefit)	99	(15)	155
Net gain on sales of businesses and assets	(44)	(97)	(61)
Undistributed equity in net income of unconsolidated affiliates	(70)	(54)	(89)
Income from discontinued operations	—	(53)	(83)
Stock-based compensation	64	40	22
Restructuring and asset impairment charges	385	366	86
Cash payments for restructurings	(265)	(214)	(187)
Contributions to pension benefit plans	(355)	(388)	(409)
Decrease (increase) in inventories	11	(162)	(38)
Increase in equipment on operating leases	(271)	(248)	(234)
Decrease in finance receivables	192	254	337
(Increase) decrease in accounts receivable and billed portion of finance receivables	(30)	(34)	224
Decrease in other current and long-term assets	64	160	107
Increase in accounts payable and accrued compensation	330	313	333
Net change in income tax assets and liabilities	(459)	(211)	(68)
Net change in derivative assets and liabilities	9	38	(23)
(Decrease) increase in other current and long-term liabilities	(70)	7	(79)
Other, net	36	(8)	51

Net cash provided by operating activities	1,617	1,420	1,750

Cash Flows from Investing Activities:
Purchases of short-term investments	(162)	(386)	—
Proceeds from sales of short-term investments	269	139	—
Cost of additions to land, buildings and equipment	(215)	(181)	(204)
Proceeds from sales of land, buildings and equipment	82	5	53
Cost of additions to internal use software	(79)	(56)	(48)
Proceeds from divestitures and investments, net	153	105	191
Acquisitions, net of cash acquired	(229)	(1)	(12)
Net change in escrow and other restricted investments	38	80	223

Net cash (used in) provided by investing activities	(143)	(295)	203

Cash Flows from Financing Activities:
Cash proceeds from new secured financings	121	557	2,061
Debt payments on secured financings	(1,712)	(1,879)	(1,906)
Net cash proceeds (payments) on other debt	1,276	(1,187)	(1,422)
Payments of liability to subsidiary trusts issuing preferred securities	(100)	—	—
Preferred stock dividends	(43)	(58)	(83)
Proceeds from issuances of common stock	82	40	73
Excess tax benefits from stock-based compensation	25	—	—
Payments to acquire treasury stock	(1,069)	(433)	—
Other	(8)	(2)	(16)

Net cash used in financing activities	(1,428)	(2,962)	(1,293)

Effect of exchange rate changes on cash and cash equivalents	31	(59)	81

Increase (decrease) in cash and cash equivalents	77	(1,896)	741
Cash and cash equivalents at beginning of year	1,322	3,218	2,477

Cash and cash equivalents at end of year	$1,399	$1,322	$3,218

The accompanying notes are an integral part of these Consolidated Financial Statements.

XEROX CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS’ EQUITY

(in millions, except share data in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In- Capital	Treasury Stock Shares	Treasury Stock Amount	Retained Earnings	Accumulated Other Comprehensive Loss(1)	Total
Balance at December 31, 2003	793,884	$794	$2,445	—	—	$1,315	$(1,263)	$3,291

Net income						859		859
Translation adjustments							453	453
Minimum pension liability							86	86
Other unrealized gains							4	4
Other realized gains							(18)	(18)

Comprehensive income								$1,384

Stock option and incentive plans, net	11,433	11	111					122
Series B convertible preferred stock conversion	37,040	37	446					483
Series B convertible preferred stock dividends ($2.54 per share)						(15)		(15)
Series C mandatory convertible preferred stock dividends ($6.25 per share)						(58)		(58)
Conversion of liability to subsidiary trust	113,415	113	922					1,035
Other	225	1	1					2

Balance at December 31, 2004	955,997	$956	$3,925	—	—	$2,101	$(738)	$6,244

Net income						978		978
Translation adjustments							(493)	(493)
Minimum pension liability							(6)	(6)
Other unrealized losses							(3)	(3)

Comprehensive income								$476

Stock option and incentive plans, net	5,548	6	84					90
Series C mandatory convertible preferred stock dividends ($6.25 per share)						(58)		(58)
Payments to acquire treasury stock				(30,502)	(433)			(433)
Cancellation of treasury stock	(16,585)	(17)	(213)	16,585	230			—
Other	146							—

Balance at December 31, 2005	945,106	$945	$3,796	(13,917)	$(203)	$3,021	$(1,240)	$6,319

Net income						1,210		1,210
Translation adjustments							485	485
Minimum pension liability							131	131
Other unrealized gains							1	1

Comprehensive income								$1,827

Adjustment to initially apply FAS No. 158, net (Refer to Note 1)							(1,024)	(1,024)
Stock option and incentive plans, net	10,256	11	156					167
Series C mandatory convertible preferred stock dividends ($6.25 per share)						(29)		(29)
Series C mandatory convertible preferred stock conversion	74,797	75	814					889
Payments to acquire treasury stock				(70,111)	(1,069)			(1,069)
Cancellation of treasury stock	(75,665)	(75)	(1,056)	75,665	1,131			—
Other	74							—

Balance at December 31, 2006	954,568	$956	$3,710	(8,363)	$(141)	$4,202	$(1,647)	$7,080

(1)	As of December 31, 2006, Accumulated other comprehensive loss is composed of cumulative translation adjustments of $(532), other unrealized gains of $2, benefit plans net unfunded status of $(1,097) and Fuji Xerox’s minimum pension liabilities of $(20).

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Note 1 – Summary of Significant Accounting Policies

References herein to “we,” “us,” “our,” the “Company,” and Xerox refer to Xerox Corporation and its consolidated subsidiaries unless the context specifically requires otherwise.

Description of Business and Basis of Presentation: We are a technology and services enterprise and a leader in the global document market, developing, manufacturing, marketing, servicing and financing a complete range of document equipment, solutions and services. Certain reclassifications have been made to prior year financial information to conform to the current year presentation.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

The following table summarizes certain significant charges that require management estimates:

	Year ended December 31,
(in millions)	2006	2005	2004
Restructuring provisions and asset impairments	$385	$366	$86
Amortization of intangible assets	45	42	38
Provisions for receivables	76	51	86
Provisions for obsolete and excess inventory	69	56	73
Provisions for litigation and regulatory matters	89	115	9
Depreciation and obsolescence of equipment on operating leases	230	205	210
Depreciation of buildings and equipment	277	280	305
Amortization of capitalized software	84	114	134
Pension benefits – net periodic benefit cost	355	343	350
Other post-retirement benefits – net periodic benefit cost	117	117	111
Deferred tax asset valuation allowance provisions	12	(38)	12

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

New Accounting Standards and Accounting Changes:

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“FAS 158”). FAS 158 requires the recognition of an asset or liability for the funded status of defined pension and other postretirement benefit plans in the statement of financial position of the sponsoring entity. The funded status of a benefit plan is measured as the difference between plan assets at fair value and the benefit obligation. For a defined benefit pension plan, the benefit obligation is the projected benefit obligation or PBO; for any other defined benefit postretirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation. The initial incremental recognition of the funded status under FAS 158 of our defined pension and other post retirement benefit plans, as well as subsequent changes in our funded status that are not included in net periodic benefit cost will be reflected in shareholders’ equity and other comprehensive loss, respectively. As of December 31, 2006, the net unfunded status of our benefit plans was $2,842 and recognition of this status upon the adoption of FAS 158 resulted in an after-tax charge to equity of $1,024. Prior to the adoption of FAS 158, we recorded an after-tax credit to our minimum pension liability of $(131), for a total equity charge in 2006 related to the funded status of our benefit plans of $893. Amounts recognized in Accumulated other comprehensive loss are adjusted as they are subsequently recognized as a component of net periodic benefit cost. The method of calculating net periodic benefit cost will not change from existing guidance. FAS 158 also prescribes enhanced disclosures, including current and long-term components of plan assets and liabilities, as well as amounts recognized in Accumulated other comprehensive loss that will subsequently be recognized as a component of net periodic benefit cost in the following year. Refer to Note 14 – Employee Benefit Plans for additional information.

The funded status recognition and certain disclosure provisions of FAS 158 are effective as of our fiscal year ending December 31, 2006. Retrospective application of FAS 158 is not permitted. FAS 158 also requires the consistent measurement of plan assets and benefit obligations as of the date of our fiscal year-end statement of financial position effective for the year ending

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

December 31, 2008, with early adoption permitted. Since several of our international plans currently have a September 30th measurement date, this standard will require us to change, in 2008, that measurement date to December 31st. At this time, we do not anticipate early adoption of this requirement. FAS 158 is not effective for our equity investment in Fuji Xerox until its annual year-end of March 31, 2007. Upon Fuji Xerox’s adoption, we will record our share of their after-tax charge to equity which we currently estimate at $60. The adoption of this standard is not expected to impact financial covenant compliance included in our debt agreements.

The following represents the effect of FAS 158 adoption within the Consolidated Balance Sheets as of December 31, 2006:

	Before Application of FAS 158	Adjustments Increase/(Decrease)	After Application of FAS 158
Other current assets	$923	$11	$934
Total current assets	8,743	11	8,754
Deferred tax assets, long-term	1,446	344	1,790
Other long-term assets	2,048	(997)	1,051
Total Assets	22,351	(642)	21,709
Pension and other benefit liabilities	1,120	216	1,336
Post-retirement medical benefits	1,205	285	1,490
Other long-term liabilities	940	(119)	821
Total Liabilities	14,247	382	14,629
Accumulated other comprehensive loss	(623)	(1,024)	(1,647)
Total Liabilities and Equity	22,351	(642)	21,709

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. FAS 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. FAS 157 does not expand or require any new fair value measures, however the application of this statement may change current practice. The requirements of FAS 157 are effective for our fiscal year beginning January 1, 2008. We are in the process of evaluating this guidance and therefore have not yet determined the impact that FAS 157 will have on our financial statements upon adoption.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The requirements of FIN 48 are effective for our fiscal year beginning January 1, 2007. At this stage, we do not believe the adoption of FIN 48 will have a material effect on our financial condition or results of operations. However, the FASB has indicated that they expect to issue additional FIN 48 implementation guidance regarding the ultimate settlement of a tax audit, which may impact the timing of certain liability adjustments. Accordingly, such guidance may impact the amount we would record upon adoption of this statement. We continue to evaluate the effects of adopting this standard.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

In June 2006, the FASB ratified the consensus reached on EITF Issue No. 06-03, “How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross Versus Net Presentation)” (“EITF 06-03”). The EITF reached a consensus that the presentation of taxes on either a gross or net basis is an accounting policy decision that requires disclosure. EITF 06-03 is effective for our fiscal year beginning January 1, 2007. Sales tax amounts collected from customers have been recorded on a net basis. The adoption of EITF 06-03 will not have any effect on our financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“FAS 155”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FAS 140”). FAS 155 provides guidance to simplify the accounting for certain hybrid instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative, as well as, clarifies that beneficial interests in securitized financial assets are subject to FAS 133. In addition, FAS 155 eliminates a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold under FAS 140. FAS 155 is effective for all financial instruments acquired, issued or subject to a new basis occurring after the start of our fiscal year beginning January 1, 2007. We believe that the adoption of this statement will not have a material effect on our financial condition or results of operations.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143” (“FIN 47”). FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. A conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional upon a future event that may or may not be within control of the entity. The adoption of

FIN 47 in 2005 resulted in an after-tax charge of $8 ($12 pre-tax) and was recorded as a cumulative effect of change in accounting principle. This charge represented conditional asset retirement obligations associated with leased facilities where we are required to remove certain leasehold improvements and restore the facility to its original condition at lease termination.

Stock-Based Compensation: In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (“FAS 123(R)”), which requires companies to recognize compensation expense using a fair value based method for costs related to all share-based payments, including stock options. On January 1, 2006, we adopted FAS 123(R) using the modified prospective transition method and therefore we did not restate the results of prior periods. Prior to the adoption of FAS 123(R), under previous accounting guidance, we did not expense stock options, as there was no intrinsic value associated with the options granted because the exercise price was set equal to the market price at the date of grant. The adoption of FAS 123(R) was immaterial to our results of operations primarily as a result of changes made in our stock-based compensation programs in 2005 as well as the accelerated vesting of substantially all outstanding unvested stock options prior to the adoption of FAS 123(R).

In January 2005, we implemented changes in our stock-based compensation programs that included expanded use of restricted stock grants with time- and performance-based restrictions in lieu of stock options. Prior to this change, our stock-based compensation programs primarily consisted of stock option grants. These new restricted stock awards are reflected as compensation expense in our results of operations in both 2005 and 2006 and the adoption of FAS 123(R) did not materially affect the expense recognized for these awards.

In May 2005, we accelerated the vesting of approximately 3.6 million stock options granted in 2004 that would have been scheduled to vest on January 1, 2007, to December 31, 2005. The accelerated vesting resulted in substantially all outstanding stock options being vested at the date of the adoption of FAS 123(R). The primary purpose of this accelerated vesting was to reduce our pre-tax compensation expense in 2006 by approximately $31 or $0.02 per diluted share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Stock-based compensation expense for the three years ended December 31, 2006 was as follows (in millions):

	2006	2005	2004
Stock-based compensation expense, pre-tax	$64	$40	$22
Stock-based compensation expense, net of tax	39	25	13

FAS 123(R) requires that the cash flows from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for stock-based awards (excess tax benefits) be classified as financing cash flows. Prior to the adoption of FAS 123(R), such excess tax benefits were presented as operating cash flows. Accordingly, $25 excess tax benefits has been classified as a financing cash inflow for the year ended December 31, 2006 in the Consolidated Statements of Cash Flows. Such excess tax benefits amounted to $12 and $23 for the years ended December 31, 2005 and 2004, respectively and are included in operating cash flows.

Prior to January 1, 2006, in accordance with APB Opinion No. 25 “Accounting for Stock Issued to Employees,” we did not recognize compensation expense relating to employee stock options because the exercise price was equal to the market price at the date of grant. If we had elected to recognize compensation expense using a fair value approach as required by FAS 123(R), and therefore determined the compensation based on the value as determined by the modified Black-Scholes option pricing model, our pro forma income and earnings per share would have been as follows:

(in millions, except per share data)	2005	2004
Net income – as reported	$978	$859
Add: Stock-based employee compensation expense included in reported net income, net of tax	25	13
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(113)	(82)

Net income – pro forma	$890	$790

Basic EPS – as reported	$0.96	$0.94
Basic EPS – pro forma	0.87	0.86
Diluted EPS – as reported	$0.94	$0.86
Diluted EPS – pro forma	0.85	0.80

The weighted-average fair value of options granted in 2004 was $8.38. The 2004 fair values were estimated on the date of grant using the following weighted average assumptions: risk-free interest rate of 3.2%; expected life of 5.7 years; expected price volatility of 66.5%; and no expected dividend yield.

Refer to Note 18 – Common Stock for additional disclosures regarding our stock compensation programs.

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

Software: Software included within our equipment and services is generally considered incidental and is therefore accounted for as part of the equipment sales or services revenues. Software accessories sold in connection with our equipment sales as well as free-standing software revenues are accounted for in accordance with AICPA Statement of Position (“SOP”) No. 97-2, “Software Revenue Recognition.” In most cases, these software products are sold as part of multiple element arrangements and include software maintenance agreements for the delivery of technical service as well as unspecified upgrades or enhancements on a when-and-if-available basis. In those software accessory and free-standing software arrangements that include more than one element, we allocate the revenue among the elements based on vendor-specific objective evidence (“VSOE”) of fair value. VSOE of fair value is based on the price charged when the deliverable is sold separately by us on a regular basis and not as part of the multiple-element arrangement. Revenue allocated to software is normally recognized upon delivery while revenue allocated to the software maintenance element is recognized ratably over the term of the arrangement.

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

After the initial lease of equipment to our customers, we may enter subsequent transactions with the same customer whereby we extend the term. Revenue from such lease extensions is typically recognized over the extension period.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Restricted Cash and Investments: Several of our secured financing arrangements and derivative contracts, as well as other material contracts, require us to post cash collateral or maintain minimum cash balances in escrow. These cash amounts are reported in our Consolidated Balance Sheets, depending on when the cash will be contractually released. At December 31, 2006 and 2005, such restricted cash amounts were as follows (in millions):

	December 31,
	2006	2005
Escrow and cash collections related to secured borrowing arrangements	$214	$254
Collateral related to risk management arrangements	13	43
Other restricted cash	199	149

Total	$426	$446

Of these amounts, $236 and $270 were included in Other current assets and $190 and $176 were included in Other long-term assets, as of December 31, 2006 and 2005, respectively.

Provisions for Losses on Uncollectible Receivables: The provisions for losses on uncollectible trade and finance receivables are determined principally on the basis of past collection experience applied to ongoing evaluations of our receivables and evaluations of the default risks of repayment. Allowances for doubtful accounts on accounts receivable balances were $116 and $136, as of December 31, 2006 and 2005, respectively. Allowances for doubtful accounts on finance receivables were $198 and $229 at December 31, 2006 and 2005, respectively.

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

Land, Buildings and Equipment and Equipment on Operating Leases: Land, buildings and equipment are recorded at cost. Buildings and equipment are depreciated over their estimated useful lives. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life. Equipment on operating leases is depreciated to estimated residual value over the lease term. Depreciation is computed using the straight-line method. Significant improvements are capitalized and maintenance and repairs are expensed. Refer to Note 5 – Inventories and Equipment on Operating Leases, Net and Note 6 – Land, Buildings and Equipment, Net for further discussion.

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

Research, Development and Engineering (“R,D&E”): Research, development and engineering costs are expensed as incurred. R,D&E was $922, $943 and $914, for the three years ended December 31, 2006, respectively. Research and development (“R&D”) costs were $761 in 2006, $755 in 2005 and $760 in 2004. Sustaining engineering costs are incurred with respect to on-going product improvements or environmental compliance after initial product launch. Our sustaining engineering costs were $161, $188, and $154, for the three years ended December 31, 2006, respectively.

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

Pension and Post-Retirement Benefit Obligations: We sponsor pension plans in various forms in several countries covering substantially all employees who meet eligibility requirements. Post-retirement benefit plans cover primarily U.S. employees for retirement medical costs. As permitted by existing accounting rules, we employ a delayed recognition feature in measuring the costs of pension and post-retirement benefit plans. This requires changes in the benefit obligations and changes in the value of assets set aside to meet those obligations to be recognized not as they occur, but systematically and gradually over subsequent periods. All changes are ultimately recognized as components of net periodic benefit cost, except to the extent they may be offset by subsequent changes. At any point, changes that have been identified and quantified but not recognized as components of net periodic benefit cost, are recognized in accumulated other comprehensive loss, net of tax.

Several statistical and other factors that attempt to anticipate future events are used in calculating the expense, liability and asset values related to our pension and post-retirement benefit plans. These factors include assumptions we make about the discount rate, expected return on plan assets, rate of increase in healthcare costs, the rate of future compensation increases, and mortality, among others. Actual returns on plan assets are not immediately recognized in our income statement, due to the delayed recognition requirement. In calculating the expected return on the plan asset component of our net periodic pension cost, we apply our estimate of the long-term rate of return to the plan assets that support our pension obligations, after deducting assets that are specifically allocated to Transitional Retirement Accounts (which are accounted for based on specific plan terms).

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

Each year, the difference between the actual return on plan assets and the expected return on plan assets is added to, or subtracted from, any cumulative actuarial gain or loss that arose in prior years. As of December 31, 2006, this amount is a component of the net actuarial gain or loss recognized in accumulated other comprehensive loss and is subject to subsequent amortization to net periodic pension cost in future periods over the remaining service lives of the employees participating in the pension plan.

The discount rate is used to present value our future anticipated benefit obligations. In estimating our discount rate, we consider rates of return on high quality fixed-income investments included in various published bond indexes, adjusted to eliminate the effects of call provisions and differences in the timing and amounts of cash outflows related to the bonds, as well as, the expected timing of pension and other benefit payments. In the U.S. and the U.K., which comprise approximately

80% of our projected benefit obligation, we consider the Moody’s Aa Corporate Bond Index and the International Index Company’s iBoxx Sterling Corporate AA Cash Bond Index, respectively in the determination of the appropriate discount rate assumptions. Refer to Note 14-Employee Benefit Plans for further information.

Foreign Currency Translation: The functional currency for most foreign operations is the local currency. Net assets are translated at current rates of exchange, and income, expense and cash flow items are translated at average exchange rates for the applicable period. The translation adjustments are recorded in Accumulated other comprehensive loss. The U.S. dollar is used as the functional currency for certain subsidiaries that conduct their business in U.S. dollars or operate in hyperinflationary economies. A combination of current and historical exchange rates is used in remeasuring the local currency transactions of these subsidiaries and the resulting exchange adjustments are included in income. Aggregate foreign currency losses were $39, $5 and $73 in 2006, 2005 and 2004, respectively, and are included in Other expenses, net in the accompanying Consolidated Statements of Income.

Note 2 – Segment Reporting

Our reportable segments are consistent with how we manage the business and view the markets we serve. Our reportable segments are Production, Office, Developing Markets Operations (“DMO”) and Other. The Production and Office segments are centered around strategic product groups which share common technology, manufacturing and product platforms, as well as classes of customers.

The Production segment includes black-and-white products which operate at speeds over 90 pages per minute (“ppm”) and color products which operate at speeds over 40 ppm, excluding 50 ppm products with an embedded controller. Products include the Xerox iGen3 digital color production press, Nuvera, DocuTech, DocuPrint, Xerox 2101 and DocuColor families, as well as older technology light-lens products. These products are sold predominantly through direct sales channels in North America and Europe to Fortune 1000, graphic arts, government, education and other public sector customers.

The Office segment includes black-and-white products which operate at speeds up to 90 ppm and color devices, up to 40 ppm, as well as, 50 ppm color devices with an embedded controller. Products include the suite of CopyCentre, WorkCentre, and WorkCentre Pro digital multifunction systems, DocuColor color multifunction products, color laser, solid ink color printers and multifunction devices, monochrome laser desktop printers, digital and light-lens copiers and facsimile products. These products are sold through direct and indirect sales channels in North America and Europe to global, national and mid-size commercial customers as well as government, education and other public sector customers.

The DMO segment includes our operations in Latin America, Brazil, the Middle East, India, Eurasia, Central and Eastern Europe and Africa. This segment’s sales consist of office and production including a large proportion of office devices and printers which operate at speeds of 11-40 ppm. Management serves and evaluates these markets on an aggregate geographic basis, rather than on a product basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

The segment classified as Other includes several units, none of which met the thresholds for separate segment reporting. This group primarily includes Xerox Supplies Business Group (predominantly paper), value-added services, Wide Format Systems, Xerox Technology Enterprises, royalty and licensing revenues, equity net income and non-allocated Corporate items. Value-added services includes the results of our 2006 acquisition of

Amici LLC. (Refer to Note 20 – Acquisitions for further information.) Other segment profit (loss) includes the operating results from these entities, other less significant businesses, our equity income from Fuji Xerox, and certain costs which have not been allocated to the Production, Office and DMO segments, including non-financing interest as well as other items included in Other expenses, net.

Selected financial information for our operating segments for each of the years ended December 31, 2006, 2005 and 2004, respectively, was as follows (in millions):

	Production	Office	DMO	Other	Total
2006(1)
Information about profit or loss:
Revenues	$4,256	$7,128	$1,932	$1,739	$15,055
Finance income	323	497	6	14	840

Total Segment revenues	$4,579	$7,625	$1,938	$1,753	$15,895

Interest expense(2)	$120	$179	$7	$238	$544
Segment profit(3)	403	832	124	31	1,390
Equity in net income of unconsolidated affiliates	$—	$—	$5	$109	$114

2005(1)
Information about profit or loss:
Revenues	$4,198	$7,106	$1,803	$1,719	$14,826
Finance income	342	512	9	12	875

Total Segment revenues	$4,540	$7,618	$1,812	$1,731	$15,701

Interest expense(2)	$121	$179	$8	$249	$557
Segment profit(3)	427	819	64	151	1,461
Equity in net income of unconsolidated affiliates	$—	$—	$4	$94	$98

2004(1)
Information about profit or loss:
Revenues	$4,238	$7,075	$1,697	$1,778	$14,788
Finance income	352	552	10	20	934

Total Segment revenues	$4,590	$7,627	$1,707	$1,798	$15,722

Interest expense(2)	$114	$176	$12	$406	$708
Segment profit (loss)(3)	511	779	35	(125)	1,200
Equity in net income of unconsolidated affiliates	$—	$—	$3	$148	$151

(1)	Asset information on a segment basis is not disclosed as this information is not separately identified and internally reported to our chief executive officer.
(2)	Interest expense includes equipment financing interest as well as non-financing interest, which is a component of Other expenses, net.
(3)	Depreciation and amortization expense is recorded in cost of sales, research, development and engineering expenses and selling, administrative and general expenses and is included in the segment profit (loss) above. This information is neither identified nor internally reported to our chief executive officer. The separate identification of this information for purposes of segment disclosure is impracticable, as it is not readily available and the cost to develop it would be excessive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

The following is a reconciliation of segment profit to pre-tax income (in millions):

	Years ended December 31,
	2006	2005	2004
Total Segment profit	$1,390	$1,461	$1,200
Reconciling items:
Restructuring and asset impairment charges	(385)	(366)	(86)
Provisions for litigation matters(1)	(68)	(114)	—
Initial provision for WEEE Directive	—	(26)	—
Hurricane Katrina adjustments (losses)	8	(15)	—
Other expenses, net	(23)	(12)	2
Equity in net income of unconsolidated affiliates	(114)	(98)	(151)

Pre-tax income	$808	$830	$965

(1)	2006 provision for litigation includes $68 related to probable losses on Brazilian labor-related contingencies. 2005 provision for litigation primarily includes $102 related to MPI arbitration panel ruling. Refer to Note 16 – Contingencies for further discussion relating to the 2006 and 2005 annual periods.

Geographic area data was as follows:

	Revenues			Long-Lived Assets(1)
(in millions)	2006	2005	2004	2006	2005	2004
United States	$8,406	$8,388	$8,346	$1,309	$1,386	$1,427
Europe	5,378	5,226	5,281	572	500	585
Other Areas	2,111	2,087	2,095	356	386	434

Total	$15,895	$15,701	$15,722	$2,237	$2,272	$2,446

(1)	Long-lived assets are comprised of (i) land, buildings and equipment, net, (ii) equipment on operating leases, net, (iii) internal use software, net and (iv) capitalized software costs, net.

Note 3 – Short-Term Investments

As of December 31, 2006 and 2005, respectively, we held $137 and $244 in marketable securities that are classified within Short-term investments in our Consolidated Balance Sheets. These securities are considered available-for-sale and are carried at fair value based on quoted market prices. Unrealized gains and losses, net of taxes, are less than $1 and are recorded within Accumulated other comprehensive loss, a component of Common shareholders’ equity. The cost of securities sold is based on the specific identification method. Gains or losses of less than $1 million were realized on these sales for the years ended December 31, 2006 and 2005, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

The following table summarizes the maturities and fair market values of our Short-term investments as of December 31, 2006 and 2005, respectively (in millions):

2006	Due In 1 Year or Less	Due After 1 Year Through 5 Years	Due After 5 Years Through 10 Years	Due After 10 Years	Total
Description of Securities
Corporate bonds	$65	$—	$—	$—	$65
Auction rate municipal bonds	—	—	—	31	31
US government agency securities	23	—	—	—	23
Certificates of deposit	8	—	—	—	8

Total Debt Securities	$96	$—	$—	$31	$127

Auction rate preferred securities					10

Total Short-term investments					$137

2005	Due In 1 Year or Less	Due After 1 Year Through 5 Years	Due After 5 Years Through 10 Years	Due After 10 Years	Total
Description of Securities
Corporate bonds	$93	$51	$—	$—	$144
Auction rate municipal bonds	—	—	—	45	45
US government agency securities	13	19	—	—	32

Total Debt Securities	$106	$70	$—	$45	$221

Auction rate preferred securities					23

Total Short-term investments					$244

Actual maturities may differ from contractual maturities because borrowers may have the right to prepay and creditors may have the right to call obligations. These securities are classified within current assets because they are highly liquid, traded in active markets and are available for use, if needed, for current operations.

Note 4 – Receivables, Net

Finance Receivables: Finance receivables result from installment arrangements and sales-type leases arising from the marketing of our equipment. These receivables are typically collateralized by a security interest in the underlying assets. Finance receivables, net at December 31, 2006 and 2005 were as follows (in millions):

	2006	2005
Gross receivables	$9,389	$9,449
Unearned income	(1,437)	(1,458)
Unguaranteed residual values	90	87
Allowance for doubtful accounts	(198)	(229)

Finance receivables, net	7,844	7,849
Less: Billed portion of finance receivables, net	(273)	(296)
Current portion of finance receivables not billed, net	(2,649)	(2,604)

Amounts due after one year, net	$4,922	$4,949

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Contractual maturities of our gross finance receivables as of December 31, 2006 were as follows (including those already billed of $273) (in millions):

2007	2008	2009	2010	2011	Thereafter	Total
$3,530	$2,589	$1,813	$1,050	$362	$45	$9,389

Secured Funding Arrangements

GE Secured Borrowings: We have an agreement in the U.S. (the “Loan Agreement”) under which GE Vendor Financial Services, a subsidiary of GE, provides secured funding for our customer leasing activities in the U.S. The maximum potential level of borrowing under the Loan Agreement is a function of the size of the portfolio of finance receivables generated by us that meet GE’s funding requirements and cannot exceed $5 billion in any event. There have been no new borrowings under the Loan Agreement since December 2005.

Under this agreement, new lease originations, including the bundled service and supply elements, are transferred to a wholly-owned consolidated subsidiary which receives funding from GE. The funds received under this agreement are recorded as secured borrowings and together with the associated lease receivables are included in our Consolidated Balance Sheet. We and GE intend the transfers of the lease contracts to be “true sales at law” and that the wholly-owned consolidated subsidiary be bankruptcy remote and have received opinions to that effect from outside legal counsel. As a result, the transferred receivables are not available to satisfy any of our other obligations. GE’s funding commitment is not subject to our credit ratings. There are no credit rating defaults that could impair future funding under this agreement. This agreement contains cross default provisions related to certain financial covenants contained in the 2006 Credit Facility and other significant debt facilities. Any cross default would impair our ability to receive subsequent funding until the default was cured or waived but does not accelerate previous borrowings except in the case of bankruptcy. However, in the event of a default, we could be replaced as the maintenance service provider for the associated equipment under lease.

We have similar long-term lease funding arrangements with GE in both the U.K. and Canada. These agreements contain similar terms and conditions as those contained in the U.S. Loan Agreement with respect to funding conditions and covenants. The final funding date for U.S. and Canadian facilities is currently December 2010. In November 2006, we delivered notice to GE, moving the final funding date for the U.K. program to June 2007.

France Secured Borrowings: We have an on-going warehouse financing facility in France with Merrill Lynch to fund new lease originations up to €420 million ($552 as of December 31, 2006) through July 2007. The Merill Lynch facility can be extended via the optional extension provision to 2009.

DLL Secured Borrowings: In 2002, we formed a joint venture with De Lage Landen Bank (“the DLL Joint Venture”) which became our primary equipment financing provider for new lease originations in the Netherlands through fundings from De Lage Landen Bank. Our DLL Joint Venture is consolidated as we are deemed to be the primary beneficiary of the joint venture’s financial results (Refer to Note 1 – “Basis of Consolidation”). The funds received by the DLL Joint Venture are recorded as secured borrowings and together with the associated lease receivables are included in our Consolidated Balance Sheets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

The following table shows finance receivables and related secured debt as of December 31, 2006 and 2005. Although the finance receivables are consolidated assets they are generally not available to satisfy our other obligations:

		December 31, 2006		December 31, 2005
(in millions)	Facility Amount	Finance Receivables, Net	Secured Debt	Finance Receivables, Net	Secured Debt
Finance Receivables Encumbered by Loans:
GE secured loans:
GE Loans – U.S.	$5 billion	$941	$782	$1,888	$1,701
GE Loans – U.K.	£400 million (U.S. $785)	669	609	637	581
GE Loans – Canada	Cdn. $850 million (U.S. $733)	115	88	258	174

Total GE encumbered finance receivables, net		1,725	1,479	2,783	2,456
Merrill Lynch Loan – France	€420 million (U.S. $552)	501	419	430	342
DLL – Netherlands	N/A	197	161	216	184

Total encumbered finance receivables, net		2,423	$2,059	3,429	$2,982

Unencumbered finance receivables, net		5,421		4,420

Total Finance receivables, net(1)		$7,844		$7,849

(1)	Includes (i) billed portion of finance receivables, net, (ii) finance receivables, net and (iii) finance receivables due after one year, net as included in the Consolidated Balance Sheets as of December 31, 2006 and 2005.

Accounts Receivable Funding Arrangement: We have a $400 revolving credit facility with GE expiring in 2007, secured by our U.S. accounts receivable. We had no outstanding borrowings under this arrangement as of December 31, 2006. Secured accounts receivables, net and related debt associated with this arrangement as of December 31, 2005 were $313 and $178, respectively.

In addition, during the fourth quarter of 2006, we sold approximately $23 of accounts receivable without recourse. Fees associated with these sales were less than $1.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Note 5 – Inventories and Equipment on Operating Leases, Net

Inventories at December 31, 2006 and 2005 were as follows (in millions):

	2006	2005
Finished goods	$967	$956
Work-in-process	67	99
Raw materials	129	146

Total Inventories	$1,163	$1,201

Equipment on operating leases and similar arrangements consists of our equipment rented to customers and depreciated to estimated residual value at the end of the lease term. The transfer of equipment from our inventories to equipment subject to an operating lease is presented in our Consolidated Statements of Cash Flows in the operating activities section as a non-cash adjustment. We recorded $69, $56 and $73 in inventory write-down charges for the years ended December 31, 2006, 2005 and 2004, respectively. Equipment on operating leases and the related accumulated depreciation at December 31, 2006 and 2005 were as follows (in millions):

	2006	2005
Equipment on operating leases	$1,246	$1,262
Less: Accumulated depreciation	(765)	(831)

Equipment on operating leases, net	$481	$431

Depreciable lives generally vary from three to four years consistent with our planned and historical usage of the equipment subject to operating leases. Depreciation and obsolescence expense was $230, $205 and $210 for the years ended December 31, 2006, 2005 and 2004, respectively. Our equipment operating lease terms vary, generally from 12 to 36 months. Scheduled minimum future rental revenues on operating leases with original terms of one year or longer are (in millions):

2007	2008	2009	2010	2011	Thereafter
$ 332	$ 205	$ 125	$ 58	$ 22	$ 2

Total contingent rentals on operating leases, consisting principally of usage charges in excess of minimum contracted amounts, for the years ended December 31, 2006, 2005 and 2004 amounted to $112, $136 and $137, respectively.

Note 6 – Land, Buildings and Equipment, Net

Land, buildings and equipment, net at December 31, 2006 and 2005 were as follows (in millions):

	Estimated Useful Lives (Years)	2006	2005
Land		$46	$51
Buildings and building equipment	25 to 50	1,120	1,163
Leasehold improvements	Varies	338	326
Plant machinery	5 to 12	1,613	1,637
Office furniture and equipment	3 to 15	949	967
Other	4 to 20	73	76
Construction in progress		125	83

Subtotal		4,264	4,303
Less: Accumulated depreciation		(2,737)	(2,676)

Land, buildings and equipment, net		$1,527	$1,627

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Depreciation expense was $277, $280 and $305 for the years ended December 31, 2006, 2005 and 2004, respectively. We lease certain land, buildings and equipment, substantially all of which are accounted for as operating leases. Total rent expense under operating leases for the years ended December 31, 2006, 2005 and 2004 amounted to $269, $267, and $316, respectively. Future minimum operating lease commitments that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2006 were as follows:

2007	2008	2009	2010	2011	Thereafter
$ 189	$ 161	$ 124	$ 102	$ 84	$ 158

In certain circumstances, we sublease space not currently required in operations. Future minimum sublease income under leases with non-cancelable terms in excess of one year amounted to $30 at December 31, 2006.

We have an information technology contract with Electronic Data Systems Corp. (“EDS”) through June 30, 2009. Services to be provided under this contract include support of global mainframe system processing, application maintenance, desktop and helpdesk support, voice and data network management and server management. There are no minimum payments due EDS under the contract. Payments to EDS, which are primarily recorded in selling, administrative and general expenses, were $288, $305 and $328 for the years ended December 31, 2006, 2005 and 2004, respectively.

In December 2006, we sold our Corporate headquarters facility for $55 and recognized a gain of $15. In connection with the sale, the secured mortgage on the facility of $34 was defeased through the purchase of treasury securities totaling $36. The difference of $2 was recorded as a loss on extinguishment of debt. The gain on the sale as well as the loss on extinguishment are included in Other expenses, net within the Consolidated Statements of Income. In connection with the sale, we entered into a two-year lease agreement, which is cancelable upon 90 days notice. We intend to relocate our Corporate headquarters facility within the surrounding area, when a suitable replacement facility is identified.

Note 7 – Investments in Affiliates, at Equity

Investments in corporate joint ventures and other companies in which we generally have a 20% to 50% ownership interest at December 31, 2006 and 2005 were as follows (in millions):

	2006	2005
Fuji Xerox(1)	$834	$725
All other equity investments	40	57

Investments in affiliates, at equity	$874	$782

(1)	Fuji Xerox is headquartered in Tokyo and operates in Japan, China, Australia, New Zealand and other areas of the Pacific Rim. Our investment in Fuji Xerox of $834 at December 31, 2006, differs from our implied 25% interest in the underlying net assets, or $916, due primarily to our deferral of gains resulting from sales of assets by us to Fuji Xerox, partially offset by goodwill related to the Fuji Xerox investment established at the time we acquired our remaining 20% of Xerox Limited from The Rank Group plc.

Our equity in net income of our unconsolidated affiliates for the three years ended December 31, 2006 was as follows:

	2006	2005	2004
Fuji Xerox	$107	$90	$134
Other investments	7	8	17

Total	$114	$98	$151

Equity in net income of Fuji Xerox is affected by certain adjustments to reflect the deferral of profit associated with intercompany sales. These adjustments may result in recorded equity income that is different than that implied by our 25% ownership interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Condensed financial data of Fuji Xerox for the three calendar years ended December 31, 2006 was as follows (in millions):

	2006	2005	2004
Summary of Operations:
Revenues	$9,859	$10,009	$9,450
Costs and expenses	9,119	9,406	8,595

Income before income taxes	740	603	855
Income taxes	281	215	331
Minorities’ interests	5	8	18

Net income	$454	$380	$506

Balance Sheet Data:
Assets:
Current assets	$3,731	$3,454	$3,613
Long-term assets	4,184	4,168	4,606

Total Assets	$7,915	$7,622	$8,219

Liabilities and Shareholders’ Equity:
Current liabilities	$2,954	$2,991	$2,757
Long-term debt	685	434	616
Other long-term liabilities	590	936	1,383
Minorities’ interests in equity of subsidiaries	21	17	104
Shareholders’ equity	3,665	3,244	3,359

Total Liabilities and Shareholders’ Equity	$7,915	$7,622	$8,219

In 2006, 2005 and 2004, we received dividends of $41, $38 and $50, respectively, which were reflected as a reduction in our investment. Additionally, we have a technology agreement with Fuji Xerox whereby we receive royalty payments for their use of our Xerox brand trademark, as well as, rights to access their patent portfolio in exchange for access to our patent portfolio. Effective April 2006, we renewed our technology agreement with Fuji Xerox (the “2006 Technology Agreement”). The 2006 Technology Agreement provides that Fuji Xerox will pay us a royalty that is based on Fuji Xerox’s revenue. The 2006 Technology Agreement will not result in a material change to the royalty revenues we receive from Fuji Xerox. In general, all other existing agreements with respect to intellectual property between the parties will remain in full force and effect. Therefore, all technology licenses previously granted between the parties will not be subject to the 2006 Technology Agreement but will generally remain subject to the terms of any such prior arrangements. The only exception is that the licenses previously granted under the 1999

Technology Agreement will be converted into fully paid-up and royalty free licenses.

In 2006, 2005 and 2004, we earned royalty revenues under this agreement of $117, $123 and $119, respectively, which are included in Service, outsourcing and rental revenues in the Consolidated Statements of Income. We also have arrangements with Fuji Xerox whereby we purchase inventory from and sell inventory to Fuji Xerox. Pricing of the transactions under these arrangements is based upon negotiations conducted at arm’s length. Certain of these inventory purchases and sales are the result of mutual research and development arrangements. Our purchase commitments with Fuji Xerox are in the normal course of business and typically have a lead time of three months. Purchases from and sales to Fuji Xerox for the three years ended December 31, 2006 were as follows (in millions):

	2006	2005	2004
Sales	$168	$163	$166
Purchases	$1,677	$1,517	$1,135

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

In addition to the amounts described above, in 2006, 2005 and 2004, we paid Fuji Xerox $28, $28 and $27, respectively, and Fuji Xerox paid us $3 in 2006 and $9 for 2005 and 2004, respectively, for unique research and development. As of December 31, 2006 and 2005, amounts due to Fuji Xerox were $169 and $157, respectively.

Note 8 – Goodwill and Intangible Assets, Net

Goodwill:

The following table presents the changes in the carrying amount of goodwill, by operating segment, for the three years ended December 31, 2006 (in millions):

	Production	Office	DMO	Other	Total
Balance at January 1, 2004	$771	$827	$—	$124	$1,722
Foreign currency translation adjustment	77	54	—	1	132
Other	—	—	—	(6)	(6)

Balance at December 31, 2004	848	881	—	119	1,848
Foreign currency translation adjustment	(103)	(74)	—	—	(177)

Balance at December 31, 2005	745	807	—	119	1,671
Foreign currency translation adjustment	99	69	—	1	169
Acquisition of Amici LLC	—	—	—	136	136
Acquisition of XMPie, Inc.	48	—	—	—	48

Balance at December 31, 2006	$892	$876	$—	$256	$2,024

Intangible Assets, Net:

Intangible assets primarily relate to the Office operating segment. Intangible assets were comprised of the following as of December 31, 2006 and 2005 (in millions):

	Weighted Average Amortization Period	As of December 31, 2006:			As of December 31, 2005:
		Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Installed customer base	16 years	$258	$89	$169	$226	$72	$154
Distribution network	25 years	123	35	88	123	30	93
Technology and trademarks	7 years	165	136	29	156	114	42

		$546	$260	$286	$505	$216	$289

Amortization expense related to intangible assets was $45, $42, and $38 for the years ended December 31, 2006, 2005 and 2004, respectively, and is expected to approximate $27 in 2007 and approximate $25 annually from 2008 through 2011. Amortization expense is primarily recorded in Other expenses, net, with the exception of amortization expense associated with licensed technology, which is recorded in Cost of sales and Cost of service, outsourcing and rentals, as appropriate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Note 9 – Restructuring and Asset Impairment Charges

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

The net restructuring and asset impairment charges in the Consolidated Statements of Income totaled $385, $366 and $86 in 2006, 2005 and 2004, respectively. Detailed information related to restructuring program activity during the three years ended December 31, 2006 is outlined below (in millions):

Restructuring Activity	Severance and Related Costs	Lease Cancellation and Other Costs	Asset Impairments(1)	Legacy Programs(2)	Total
Ending Balance December 31, 2003	$143	$36	$—	$42	$221
Restructuring Provision	95	8	1	2	106
Reversals of prior accruals	(11)	—	—	(9)	(20)

Net current year charges(3)	84	8	1	(7)	86
Charges against reserve and currency	(157)	(21)	(1)	(11)	(190)

Ending Balance December 31, 2004	$70	$23	$—	$24	$117
Restructuring Provision	371	12	15	1	399
Reversals of prior accruals	(21)	(6)	—	(6)	(33)

Net current year charges(3)	350	6	15	(5)	366
Charges against reserve and currency	(203)	(10)	(15)	(19)	(247)

Ending Balance December 31, 2005	$217	$19	$—	$—	$236
Restructuring Provision	351	39	30	—	420
Reversals of prior accruals	(33)	(2)	—	—	(35)

Net current year charges(3)	318	37	30	—	385
Charges against reserve and currency	(242)	(12)	(30)	—	(284)

Ending Balance December 31, 2006	$293	$44	$—	$—	$337

(1)	Charges associated with asset impairments represent the write-down of the related assets to their new cost basis and are recorded concurrently with the recognition of the provision.
(2)	Legacy Programs, includes the runoff activity of several predecessor restructuring programs which were initiated between 2000 and 2001.
(3)	Represents amount recognized within the Consolidated Statements of Income for the years shown.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Additional details about our restructuring programs are as follows:

Reconciliation to Consolidated Statements of Cash Flows

	Years ended December 31,
	2006	2005	2004
Charges to reserve	$(284)	$(247)	$(190)
Pension curtailment, special termination benefits and settlements	—	—	8
Asset impairments	30	15	1
Effects of foreign currency and other non-cash	(11)	18	(6)

Cash payments for restructurings	$(265)	$(214)	$(187)

Restructuring: In recent years we have initiated a series of ongoing restructuring initiatives designed to leverage cost savings resulting from realized productivity improvements, realign and lower our overall cost structure and outsource certain internal functions. These initiatives primarily include severance actions and impact all major geographies and segments. Recent initiatives include:

•

During 2006, we provided $420 for ongoing restructuring programs which consisted of $351 for severance and related costs, $39 for lease and contract terminations and $30 for asset impairments. The charges primarily relate to the elimination of approximately 3,400 positions primarily in North America and Europe. The 2006 actions associated with these charges primarily include the following: technical and professional services infrastructure and global back-office optimization; continued R&D efficiencies and productivity improvements; supply chain optimization to ensure, for example, alignment to our global two-tier model implementation; and selected off-shoring opportunities. The lease termination and asset impairment charges primarily related to the relocation of certain manufacturing operations as well as an exit from certain leased and owned facilities. These charges were offset by reversals of $35 primarily related to changes in estimates in severance costs from previously recorded actions.

•

During 2005, we provided $398 for ongoing restructuring programs, which consisted of a charge of $371 for severance costs, primarily related to the elimination of approximately 3,900 positions worldwide, a charge of $12 for lease terminations and $15 for asset impairments. The initiatives in 2005 were focused on cost reductions in service, manufacturing and back office support operations primarily within the Office and Production segments. These charges were offset by reversals of $27 primarily related to changes in estimates in severance costs from previously recorded actions.

•

During 2004, we provided $104 for ongoing restructuring programs, which consisted of a charge of $87 related to the elimination of approximately 1,900 positions primarily in North America and Latin America, $8 for pension settlements, $8 for lease terminations and $1 for asset impairments. These charges were offset by reversals of $11 related to changes in estimates for severance costs from previously recorded actions.

We expect to utilize the majority of the December 31, 2006 restructuring balance in 2007.

The following table summarizes the total amount of costs incurred in connection with these restructuring programs by segment for the three years ended December 31, 2006 (in millions):

Years Ended December 31,	2006	2005	2004
Production	$142	$150	$27
Office	127	175	29
DMO	21	22	30
Other	95	19	—

Total Provisions	$385	$366	$86

We expect to incur additional restructuring charges in 2007 of approximately $11 related to initiatives identified to date that have not yet been recognized in the Consolidated Financial Statements as well as expected interest accretion on the reserve.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Note 10 – Supplementary Financial Information

The components of other current assets and other current liabilities at December 31, 2006 and 2005 were as follows (in millions):

	2006	2005
Other current assets
Deferred taxes	$271	$290
Restricted cash	236	270
Prepaid expenses	119	133
Financial derivative instruments	9	28
Other	299	311

Total Other current assets	$934	$1,032

Other current liabilities
Income taxes payable	$63	$84
Other taxes payable	157	199
Interest payable	128	102
Restructuring reserves	291	212
Unearned income	194	191
Financial derivative instruments	17	12
Product warranties	21	20
Liability to Xerox Capital LLC	—	98
Other	546	625

Total Other current liabilities	$1,417	$1,543

The components of other long-term assets and other long-term liabilities at December 31, 2006 and 2005 were as follows (in millions):

	2006	2005
Other long-term assets
Prepaid pension costs	$19	$829
Net investment in discontinued operations	295	420
Internal use software, net	217	198
Restricted cash	190	176
Debt issuance costs, net	48	52
Other	282	246

Total Other long-term assets	$1,051	$1,921

Other long-term liabilities
Deferred and other tax liabilities	$223	$771
Minorities’ interests in equity of subsidiaries	108	90
Financial derivative instruments	42	45
Product warranties	1	1
Other	447	388

Total Other long-term liabilities	$821	$1,295

Net investment in discontinued operations: Our net investment in discontinued operations primarily consists of a performance-based instrument relating to the 1997 sale of The Resolution Group (“TRG”) of $325, as well as remaining liabilities associated with our discontinued operations of $32.

In connection with the 1997 sale of TRG, we received a $462 performance-based instrument as partial consideration. Cash distributions are paid on the instrument, based on 72.5% of TRG’s available cash flow as defined in the sale agreement. We received cash distributions of $20 for each of the years ended December 31, 2006 and 2005, respectively. The recovery of this instrument is dependent upon the sufficiency of TRG’s available cash flows. Such cash flows are supported by TRG’s ultimate parent via a subscription agreement whereby the parent has agreed to purchase from TRG an established number of shares of this instrument each year through 2017. Based on current cash flow projections, we expect to fully recover the $325 remaining balance of this instrument.

In 2005, our net investment in discontinued operations also included our net investment in Ridge Reinsurance Limited which was liquidated in 2006 as part of an agreement to transfer its remaining reinsurance obligation together with related investments to another insurance company. Refer to Note 21 – Divestitures and Other Sales for further information.

Liability to Xerox Capital LLC: Liability was settled in February 2006 as part of mandatory redemption of preferred securities issued by Xerox Capital LLC. This liability was settled for Cdn. $114 million ($100) and Cdn. $24 million ($21) was remitted back to us upon liquidation of Xerox Capital LLC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Internal Use Software: Capitalized direct costs associated with developing, purchasing or otherwise acquiring software for internal use are amortized on a straight-line basis over the expected useful life of the software, beginning when the software is implemented.

Useful lives of the software generally vary from 3 to 5 years. Amortization expense, including applicable impairment charges, was $73, $92, and $107 for the years ended December 31, 2006, 2005 and 2004, respectively.

Note 11 – Debt

Short-term borrowings at December 31, 2006 and 2005 were as follows (in millions):

	2006	2005
Current maturities of long-term debt	$1,465	$1,099
Notes payable	20	40

Total	$1,485	$1,139

We classify our debt based on the contractual maturity dates of the underlying debt instruments or as of the earliest put date available to the debt holders. We defer costs associated with debt issuance over the applicable term or to the first put date, in the case of convertible debt or debt with a put feature. These costs are amortized as interest expense in our Consolidated Statements of Income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Long-term debt, including debt secured by finance receivables at December 31, 2006 and 2005 was as follows (in millions):

	Weighted Average Interest Rates at December 31, 2006	2006	2005
U.S. Operations
Xerox Corporation
Notes due 2008	5.89%	$3	$27
Senior Notes due 2009(1)	10.75	613	620
Euro Senior Notes due 2009(1)	10.60	290	260
Senior Notes due 2010(1)	7.62	687	688
Notes due 2011	7.01	50	50
Senior Notes due 2011(1)	7.13	750	752
Senior Notes due 2013(1)	7.63	541	542
Convertible Notes due 2014	9.00	19	19
Notes due 2016(1)	7.62	248	251
2003 Credit Facility due 2008	—	—	300
Floating Senior Notes due 2009	6.16	150	—
Senior Notes due 2016(1)	6.48	696	—
Senior Notes due 2017(1)	6.83	497	—

Subtotal		$4,544	$3,509

Xerox Credit Corporation
Yen notes due 2007	5.44	252	255
Notes due 2012	7.07	75	75
Notes due 2013	6.49	60	60
Notes due 2014	6.06	50	50
Notes due 2018	7.00	25	25

Subtotal		$462	$465

Other U.S. Operations
Borrowings secured by finance receivables(2)	4.95	782	1,701
Borrowings secured by other assets	9.61	10	220

Subtotal		$792	$1,921

Total U.S. Operations		$5,798	$5,895

International Operations
Pound Sterling secured borrowings due 2008(2)	6.04	609	581
Euro secured borrowings due 2006-2015(2)	4.62	580	526
Canadian dollars secured borrowings due 2006-2008(2)	5.49	88	174
Other debt due 2006-2010	6.32	50	62

Total International Operations		1,327	1,343

Subtotal		7,125	7,238

Less current maturities		(1,465)	(1,099)

Total Long-term debt		$5,660	$6,139

(1)	The principal amounts of these debt instruments have been adjusted for the effects of fair value hedge accounting, as described in Note 13 – Financial Instruments, premiums and discounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

The following summarizes the principal amounts of those instruments as of December 31, 2006:

Senior Notes due 2009	$600
Euro Senior Notes due 2009	296
Senior Notes due 2010	700
Senior Notes due 2011	750
Senior Notes due 2013	550
Notes due 2016	250
Senior Notes due 2016	700
Senior Notes due 2017	500

(2)	Refer to Note 4 – Receivables, Net, for further discussion of borrowings secured by finance receivables, net.

Scheduled payments due on long-term debt for the next five years and thereafter are as follows (in millions):

2007	2008	2009	2010	2011	Thereafter	Total
$1,465	$736	$1,169	$733	$806	$2,216	$7,125

2006 Credit Facility

In April 2006, we entered into a $1.25 billion unsecured revolving credit facility including a $200 letter of credit subfacility (the “2006 Credit Facility” or “facility”). The facility allows us to increase from time to time, with willing lenders, its overall size to $2 billion. The facility is available, without sublimit, to certain of our qualifying subsidiaries. The facility replaced our 2003 Credit Facility that was terminated upon effectiveness of the 2006 Credit Facility. As of December 31, 2006, we had outstanding letters of credit of $15 and no borrowings under the 2006 Credit Facility. In conjunction with the 2006 Credit Facility, debt issuance costs of $5 were deferred.

Our obligations under the facility are unsecured and are not guaranteed by any of our subsidiaries. However, if in the future any of our domestic subsidiaries guarantees any debt for money borrowed by us of more than $100, that subsidiary is required to guaranty our obligations under the facility as well. In the event that any of our subsidiaries borrows under the facility, its borrowings thereunder would be guaranteed by us.

Borrowings under the 2006 Credit Facility bear interest at LIBOR plus a spread that will vary between 0.32% and 1.20% depending on our current credit ratings. The spread as of December 31, 2006 was 0.60%. In addition, we are required to pay a facility fee on the aggregate amount of the revolving credit facility. As of December 31, 2006, there were no outstanding borrowings under the 2006 Credit Facility and the facility fee rate was 0.15%.

The 2006 Credit Facility matures in April 2011, subject to our right to request a one-year extension on each of the first and second anniversaries of the facility. The facility contains various conditions to borrowing, and affirmative, negative and financial maintenance covenants. Certain of the more significant covenants are summarized below:

(a)	Maximum leverage ratio (a quarterly test that is calculated as debt for borrowed money divided by consolidated EBITDA) ranging from 4.25 to 3.25 over the life of the facility.
(b)	Minimum interest coverage ratio (a quarterly test that is calculated as consolidated EBITDA divided by consolidated interest expense) may not be less than 3.00:1.
(c)	Limitations on (i) liens of Xerox and certain of our subsidiaries securing debt, (ii) certain fundamental changes to corporate structure, (iii) changes in nature of business and (iv) limitations on debt incurred by certain subsidiaries.

The 2006 Credit Facility also contains various events of default, the occurrence of which could result in a termination by the lenders and the acceleration of all our obligations under the facility. These events of default include, without limitation: (i) payment defaults, (ii) breaches of covenants under the facility (certain of which breaches do not have any grace period), (iii) cross-defaults and acceleration to certain of our other obligations and (iv) a change of control of Xerox.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Termination of 2003 Credit Facility

In connection with the effectiveness of the 2006 Credit Facility, we terminated the 2003 Credit Facility in April 2006 and repaid all advances and loans outstanding thereunder. The termination of the 2003 Credit Facility resulted in the write-off of unamortized deferred debt issuance costs of $13, as well as termination of the guaranty by Xerox International Joint Marketing Inc. of our outstanding Senior Notes due 2009, 2010, 2011, 2013 and 2016.

Senior Notes Offerings

In March 2006, we issued $700 aggregate principal amount of Senior Notes due 2016 (“2016 Senior Notes”) at 99.413% of par, resulting in net proceeds of $689. The 2016 Senior Notes accrue interest at the rate of 6.40% per annum, payable semiannually, and as a result of the discount, have a weighted average effective interest rate of 6.481%. In conjunction with the issuance of the 2016 Senior Notes, debt issuance costs of $7 were deferred.

In August 2006, we issued $500 aggregate principal amount of Senior Notes due 2017 (“2017 Senior Notes”) and $150 aggregate principal amount of floating rate Senior Notes due 2009 (“Floating 2009 Senior Notes”). The 2017 Senior Notes aggregate principal amount was issued at 99.392% of par, resulting in net proceeds of $492. Interest on the 2017 Senior Notes accrues at the rate of 6.75% per annum and is payable semiannually and, as a result of the discount, has a weighted average effective interest rate of 6.833%. The Floating 2009 Senior Notes aggregate principal amount was issued at 100% of par, resulting in net proceeds of $149. Interest on the Floating 2009 Senior Notes accrues at a rate per annum, reset quarterly, equal to three-month LIBOR plus 0.75% and is payable quarterly. In conjunction with the issuance of the 2017 Senior Notes and the Floating 2009 Senior Notes, debt issuance costs of $6 were deferred.

Debt repayments and maturities: During 2006, we repaid $24 of public unsecured debt prior to its scheduled maturity. There were no other scheduled public debt maturities in 2006.

Guarantees: At December 31, 2006, we have guaranteed $31 of indebtedness of our foreign subsidiaries. This debt is included in our Consolidated Balance Sheet as of such date. In addition, as of December 31, 2006, $40 of letters of credit have been issued in connection with insurance guarantees.

Interest: Interest paid on our short-term debt, long-term debt and liabilities to subsidiary trusts issuing preferred securities amounted to $512, $555 and $710 for the years ended December 31, 2006, 2005 and 2004, respectively.

Interest expense and interest income for the three years ended December 31, 2006 was as follows (in millions):

	Year Ended December 31,
	2006	2005	2004
Interest expense(1)	$544	$557	$708
Interest income(2)	(909)	(1,013)	(1,009)

(1)	Includes Equipment financing interest expense, as well as, non-financing interest expense included in Other expenses, net in the Consolidated Statements of Income.
(2)	Includes Finance income, as well as, other interest income that is included in Other expenses, net in the Consolidated Statements of Income.

Equipment financing interest is determined based on an estimated cost of funds, applied against the estimated level of debt required to support our net finance receivables. Prior to 2006, the estimated cost of funds was primarily based on our secured borrowing rates. As a result of the recent reduction in our level of secured borrowings, effective January 1, 2006 the estimated cost of funds is based on a blended rate for term and duration comparable to available borrowing rates for a BBB rated company, which were reviewed at the end of each period. This change in basis did not materially impact the calculated amount of Equipment finance interest expense and accordingly did not impact comparability between the periods. The estimated level of debt is based on an assumed 7 to 1 leverage ratio of debt/equity as compared to our average finance receivable balance during the applicable period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Net cash payments on other debt as shown on the Consolidated Statements of Cash Flows for the three years ended December 31, 2006 was as follows (in millions):

	2006	2005	2004
Cash (payments) proceeds on notes payable, net	$(19)	$4	$(6)
Net cash proceeds from issuance of long-term debt(1)	1,502	50	974
Cash payments on long-term debt	(207)	(1,241)	(2,390)

Net cash proceeds (payments) on other debt	$1,276	$(1,187)	$(1,422)

(1)	Includes payment of debt issuance costs.

Note 12 – Liability to Subsidiary Trusts Issuing Preferred Securities

The Liability to Subsidiary Trusts Issuing Preferred Securities included in our Consolidated Balance Sheets reflects the obligations to our subsidiaries that have issued preferred securities. These subsidiaries are not consolidated in our financial statements because we are not the primary beneficiary of the trusts. As of December 31, 2006 and 2005, the components of our liabilities to the trusts were as follows (in millions):

	2006	2005
Trust I	$624	$626
Xerox Capital LLC(1)	—	98

Total	$624	$724

(1)	Classified in Other current liabilities in the December 31, 2005 Consolidated Balance Sheet. This liability was settled, with no gains or losses, in February 2006 as part of the mandatory redemption of preferred securities issued by Xerox Capital LLC.

Trust I: In 1997, Xerox Capital Trust I (“Trust I”) issued 650 thousand of 8.0% preferred securities (the “Preferred Securities”) to investors for $644 ($650 liquidation value) and 20,103 shares of common securities to us for $20. With the proceeds from these securities, Trust I purchased $670 principal amount of 8.0% Junior Subordinated Debentures due 2027 of the Company (“the Debentures”). The Debentures represent all of the assets of Trust I. On a consolidated basis, we received net proceeds of $637 which was net of fees and discounts of $13. Interest expense, together with the amortization of debt issuance costs and discounts, was $54 in 2006, 2005 and 2004. We have guaranteed (the “Guarantee”), on a subordinated basis, distributions and other payments due on the Preferred Securities. The Guarantee and our obligations under the Debentures and in the indenture pursuant to which the Debentures were issued and our obligations under the Amended and Restated Declaration of Trust governing the trust, taken together, provide a full and unconditional guarantee of amounts due on the Preferred Securities. The Preferred Securities accrue and pay cash distributions semiannually at a rate of 8% per year of the stated liquidation amount of one thousand dollars per Preferred Security. The Preferred Securities are mandatorily redeemable upon the maturity of the Debentures on February 1, 2027, or earlier to the extent of any redemption by us of any Debentures. The redemption price in either such case will be one thousand dollars per share plus accrued and unpaid distributions to the date fixed for redemption.

Note 13 – Financial Instruments

We are exposed to market risk from changes in foreign currency exchange rates and interest rates, which could affect operating results, financial position and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. These derivative financial instruments are utilized to hedge economic exposures as well as to reduce earnings and cash flow volatility resulting from shifts in market rates. As permitted, certain of these derivative

contracts have been designated for hedge accounting treatment under SFAS No. 133. Certain of our derivatives

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

do not qualify for hedge accounting but are effective as economic hedges of our inventory purchases and currency exposure. These derivative contracts are accounted for using the mark-to-market accounting method and accordingly are exposed to some level of volatility. Under this method, the contracts are carried at their fair value on our consolidated balance sheet within Other assets and Other liabilities. The level of volatility will vary with the type and amount of derivative hedges outstanding, as well as fluctuations in the currency and interest rate market during the period. The related cash flow impacts of all of our derivative activities are reflected as cash flows from operating activities.

We enter into limited types of derivative contracts, including interest rate and cross currency interest rate swap agreements, foreign currency spot, forward and swap contracts and net purchased foreign currency options to manage interest rate and foreign currency exposures. Our primary foreign currency market exposures include the Japanese Yen, Euro, British pound sterling, Canadian dollar and Brazilian real. The fair market values of all our derivative contracts change with fluctuations in interest rates and/or currency rates and are designed so that any changes in their values are offset by changes in the values of the underlying exposures. Derivative financial instruments are held solely as risk management tools and not for trading or speculative purposes.

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

Some of our derivative and other material contracts at December 31, 2006 require us to post cash collateral or maintain minimum cash balances in escrow. These cash amounts are reported in our Consolidated Balance Sheets within Other current assets or Other long-term assets, depending on when the cash will be contractually released, as presented in Note 1-Summary of Significant Accounting Policies to the Consolidated Financial Statements.

Interest Rate Risk Management: We use interest rate swap agreements to manage our interest rate exposure and to achieve a desired proportion of variable and fixed rate debt. These derivatives may be designated as fair value hedges or cash flow hedges depending on the nature of the risk being hedged. Virtually all customer-financing assets earn fixed rates of interest and a portion of those assets have been matched to secured borrowings through third party funding arrangements which generally bear fixed rates of interest. These borrowings are secured by customer-financing assets and are designed to mature as we collect principal payments on the financing assets which secure them. The interest rates on a significant portion of those loans are fixed. As a result, these funding arrangements create natural match funding of the financing assets to the related debt.

At December 31, 2006 and 2005, we had outstanding single currency interest rate swap agreements with aggregate notional amounts of $1.7 billion and $2.1 billion, respectively. The net liability fair values at December 31, 2006 and 2005 were $41 and $40, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Fair Value Hedges: As of December 31, 2006 and 2005, pay variable/receive fixed interest rate swaps with notional amounts of $1.4 billion and $1.8 billion were designated and accounted for as fair value hedges. The swaps were structured to hedge the fair value of related debt by converting them from fixed rate instruments to variable rate instruments. No ineffective portion was recorded to earnings during 2006, 2005, or 2004. The following is a summary of our fair value hedges at December 31, 2006:

Debt Instrument	Year First Designated	Notional Amount	Net Liability Fair Value	Weighted- average Interest Rate Paid	Interest Rate Received	Basis	Maturity
Senior Notes due 2010	2003/2005	$400	$8.3	7.83%	7.13%	Libor	2010
Notes due 2016	2004	250	5.7	7.62%	7.20%	Libor	2016
Senior Notes due 2011	2004	250	6.9	7.84%	6.88%	Libor	2011
Liability to Capital Trust I	2005	450	21.4	7.46%	8.00%	Libor	2027

Total		$1,350	$42.3

Cash Flow Hedges: During 2006, pay fixed/receive variable interest rate swaps with notional amounts of £200 million ($392) and a net asset fair value of $1, associated with the Xerox Finance Limited GE Capital borrowing were designated and accounted for as cash flow hedges. The swaps were structured to hedge the LIBOR interest rate of the debt by converting it from a variable rate instrument to a fixed rate instrument. No ineffective portion was recorded to earnings during 2006 and 2005.

Terminated Swaps: During 2006, we terminated interest rate swaps with a notional value of $400 and a net liability fair value of $8 which had previously been designated fair value hedges of certain indebtedness. The fair value adjustments to these debt instruments are amortized to interest expense over the remaining term of the notes. During 2005, we terminated interest rate swaps with a notional value of $1.3 billion and a net fair liability value of $29 which had previously been designated as fair value hedges of certain indebtedness. The fair value adjustment to these debt instruments are being amortized to interest expense over the remaining term of the notes. In 2006, 2005 and 2004, the amortization of these fair value adjustments reduced interest expense by $9, $11 and $9, respectively.

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

During 2006, 2005, and 2004, we recorded net currency losses of $39, $5 and $73, respectively. Net currency losses primarily result from the mark-to-market of foreign exchange contracts utilized to hedge foreign currency denominated assets and liabilities, the cost of hedging foreign currency-denominated assets and liabilities, the re-measurement of foreign currency-denominated assets and liabilities and the mark-to-market impact of economic hedges of anticipated transactions for which we do not apply cash flow hedge accounting treatment.

At December 31, 2006, we had outstanding forward exchange and purchased option contracts with gross notional values of $1,733. The following is a summary of the primary hedging positions and corresponding fair values held as of December 31, 2006:

Currency Hedged (Buy/Sell) (in millions)	Gross Notional Value	Fair Value Asset (Liability)
U.S. Dollar/Euro	$119	$2
Japanese Yen/U.S. Dollar	228	(5)
Euro/U.S. Dollar	23	—
Canadian Dollar/Euro	173	—
Euro/U.K. Pound Sterling	101	—
Canadian Dollar/U.S. Dollar	151	(1)
Swedish Kronor/Euro	152	4
Japanese Yen/Euro	86	(1)
Euro/Canadian Dollar	85	—
U.K. Pound Sterling/Euro	334	1
Swiss Franc/Euro	124	(2)
All Other	157	1

Total	$1,733	$(1)

At December 31, 2006 and 2005, we had outstanding cross-currency interest rate swap agreements with aggregate notional amounts of $126 and $127, respectively. The net liability fair values at December 31,

2006 and 2005 were $9 and $5, respectively. There was only one contract outstanding at December 31, 2006 and Japanese Yen was the currency hedged.

Cash Flow Hedges: As of December 31, 2006, cross currency swaps with a notional amount of $126 were used to hedge the currency exposure for interest payments and principal on half of our Japanese Yen denominated debt of ¥30 billion $(252). In addition, forward currency contracts were used to hedge the currency exposure for interest payments on the remaining debt. These combined strategies converted the hedged cash flows to U.S. dollar denominated payments and qualified for cash flow hedge accounting.

No amount of ineffectiveness was recorded in the Consolidated Statements of Income during 2006, 2005 or 2004 for our designated cash flow hedges and all components of each derivative’s gain or loss was included in the assessment of hedge effectiveness.

Accumulated Other Comprehensive Loss (“AOCL”): During 2006, a $1 after-tax decrease in the fair value of cash flow hedges was recorded in AOCL while an after-tax amount of $1 was transferred to earnings as a result of scheduled payments and receipts on our cash flow hedges. This resulted in an ending gain position relating to the cash flow hedges in AOCL of $1 as of December 31, 2006.

During 2005, a $32 after-tax decrease in the fair value of cash flow hedges was recorded in AOCL while an after-tax amount of $30 was transferred to earnings as a result of scheduled payments and receipts on our cash flow hedges. This resulted in an ending gain position relating to the cash flow hedges in AOCL of $1 as of December 31, 2005.

Net Investment Hedges: We also utilize non–derivative financial instruments to hedge against the potentially adverse impacts of foreign currency fluctuations on certain of our investments in foreign entities. During 2006, $1 of net gains related to hedges of our net investments were recorded in the cumulative translation adjustment account as a component of Accumulated other comprehensive loss. We did not have any net investment hedges in 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Fair Value of Financial Instruments: The estimated fair values of our financial instruments at December 31, 2006 and 2005 were as follows:

	2006		2005
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$1,399	$1,399	$1,322	$1,322
Short-term investments	137	137	244	244
Accounts receivable, net	2,199	2,199	2,037	2,037
Short-term debt	1,485	1,487	1,139	1,134
Long-term debt	5,660	5,917	6,139	6,312
Short-term liabilities to trusts issuing preferred securities(1)	—	—	98	96
Long-term liabilities to trusts issuing preferred securities	624	640	626	642

(1)	Recognized as a component of Other current liabilities within the Consolidated Balance Sheet.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Note 14 – Employee Benefit Plans

We sponsor numerous pension and other post-retirement benefit plans, primarily retiree health, in our U.S. and international operations. September 30 is the measurement date for most of our European plans and December 31 is the measurement date for all of our other post-retirement benefit plans, including all of our domestic plans. Refer to Note 1 – “New Accounting Standards and Accounting Changes” for further information regarding adoption of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R).” Information regarding our benefit plans is presented below (in millions):

	Pension Benefits		Retiree Health
	2006	2005	2006	2005
Change in Benefit Obligation
Benefit obligation, January 1	$10,302	$10,028	$1,653	$1,662
Service cost	244	234	19	19
Interest cost	732	581	92	90
Plan participants’ contributions	13	11	19	15
Plan amendments	(234)	30	31	44
Actuarial (gain) loss	(85)	527	(105)	(54)
Currency exchange rate changes	564	(486)	—	4
Curtailments	(2)	(5)	—	—
Benefits paid/settlements	(1,067)	(618)	(117)	(127)

Benefit obligation, December 31	$10,467	$10,302	$1,592	$1,653

Change in Plan Assets
Fair value of plan assets, January 1	$8,444	$8,110	$—	$—
Actual return on plan assets	959	933	—	—
Employer contribution	355	388	98	112
Plan participants’ contributions	13	11	19	15
Currency exchange rate changes	513	(418)	—	—
Transfers/divestitures	—	38	—	—
Benefits paid/settlements	(1,067)	(618)	(117)	(127)

Fair value of plan assets, December 31	$9,217	$8,444	$—	$—

Funded status (including under-funded and non-funded plans) at the end of year	$(1,250)	$(1,858)	$(1,592)	$(1,653)

Unamortized transition obligations		3		—
Unrecognized prior service credit		(28)		(45)
Unrecognized net actuarial loss		1,918		410

Net amounts recognized		$35		$(1,288)

Amounts recognized in the Consolidated Balance Sheets:
Other long-term assets	$19	$833	$—	$—
Intangible asset	—	9	—	—
Accrued compensation and benefit costs	(79)	—	(102)	(100)
Pension and other benefit liabilities	(1,190)	(1,081)	—	—
Post-retirement medical benefits	—	—	(1,490)	(1,188)
Minimum pension liability included in AOCL	—	274	—	—

Net amounts recognized	$(1,250)	$35	$(1,592)	$(1,288)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Amounts recognized in accumulated other comprehensive loss consist of:

	Pension Benefits 2006	Retiree Health 2006
Net actuarial loss	$1,595	$286
Prior service credit	(246)	(1)
Transition obligation	1	—

Total	$1,350	$285

The accumulated benefit obligation for all defined benefit pension plans was $9,589 and $9,248 at December 31, 2006 and 2005, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets is presented below (in millions):

	2006	2005
Aggregate projected benefit obligation	$5,316	$6,601
Aggregate accumulated benefit obligation	4,856	5,826
Aggregate fair value of plan assets	4,133	4,845

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

	Pension Benefits			Retiree Health
(in millions)	2006	2005	2004	2006	2005	2004
Components of Net Periodic Benefit Cost
Defined benefit plans
Service cost	$244	$234	$222	$19	$20	$22
Interest cost(1)	732	581	660	92	90	89
Expected return on plan assets(2)	(802)	(622)	(678)	—	—	—
Recognized net actuarial loss	104	98	104	19	31	24
Amortization of prior service credit	(18)	(3)	(1)	(13)	(24)	(24)
Recognized net transition obligation (asset)	2	1	(1)	—	—	—
Recognized curtailment/settlement loss	93	54	44	—	—	—

Net periodic benefit cost	355	343	350	117	117	111
Special termination benefits	—	—	2	—	—	—
Defined contribution plans	70	71	69	—	—	—

Total	$425	$414	$421	$117	$117	$111

(1)	Interest cost includes interest expense on non-TRA obligations of $340, $328, and $312 and interest expense directly allocated to TRA participant accounts of $392, $253, and $348 for the years ended December 31, 2006, 2005 and 2004, respectively.
(2)	Expected return on plan assets includes expected investment income on non-TRA assets of $410, $369, and $330 and actual investment income on TRA assets of $392, $253, and $348 for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

The estimated net loss and prior service credit for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $133 and $(21), respectively. The estimated net loss and prior service credit for the other defined benefit postretirement plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $11 and $(12) respectively.

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

Plan Amendment

During 2006 we amended one of our domestic defined benefit pension plans. The amendment changed the process of calculating benefits for certain employees who retire from or leave the Company after 2012. The new process ensures that certain benefit enhancements are only provided to plan participants who qualify to receive them based on age and years of service at termination. The prior process for years after 2012 provided some plan participants with these benefit enhancements regardless of qualification. The amendment resulted in a net decrease of $173 in the PBO and a net decrease of $20 in the ABO. The amendment also decreased net periodic pension benefit cost by $31 for the full year 2006.

Plan Assets

Current Allocation and Investment Targets: As of the 2006 and 2005 measurement dates, the global pension plan assets were $9.2 billion and $8.4 billion, respectively. These assets were invested among several asset classes. The amount and percentage of assets invested in each asset class as of each of these dates is shown below:

	Asset Value		Percentage of Total Assets
(in millions)	2006	2005	2006	2005
Asset Category
Equity securities(1)	$4,971	$4,830	54%	57%
Debt securities(1)	3,319	2,723	36	32
Real estate	728	504	8	6
Other	199	387	2	5

Total	$9,217	$8,444	100%	100%

(1)	None of the investments include debt or equity securities of Xerox Corporation.

Investment Strategy: The target asset allocations for our worldwide plans for 2006 were 53% invested in equities, 39% invested in fixed income, 7% invested in real estate and 1% invested in Other. The target asset allocations for our worldwide plans for 2005 were 54% invested in equities, 39% invested in fixed income, 6% invested in real estate and 1% invested in Other. The pension assets outside of the U.S. as of the 2006 and 2005 measurement dates were $5.1 billion and $4.3 billion, respectively.

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

Contributions: We expect to contribute approximately $130 to our worldwide defined benefit pension plans and approximately $100 to our other post retirement benefit plans in 2007. The 2007 expected pension plan contributions do not include any planned contribution for our domestic tax-qualified plans because there are no required contributions to these plans for the 2007 fiscal year. However, once the January 1, 2007 actuarial valuations and projected results as of the end of the 2007 measurement year are available, the desirability of additional contributions will be reassessed. Based on these results, we may voluntarily decide to contribute to these plans, even though no contribution is required. In 2006 and 2005, after making this assessment, we decided to contribute $228 and $230, respectively, to our domestic tax qualified plans in order to make them 100% funded on a current liability basis under the ERISA funding rules. In addition, our debt ratings, which are periodically reviewed by major rating agencies, have steadily improved over the past three years. Since the rating on the Company’s senior unsecured debt has now reached investment grade, the Company will have increased flexibility when considering these funding decisions.

In 2006, the Pension Protection Act of 2006 (the “Act”) was enacted into law. The Act alters the manner in which liabilities and asset values are determined for the purpose of calculating required pension contributions and the timing and manner in which required contributions to under-funded pension plans would be made. While we are still evaluating the Act, at this time we do not expect it to have any significant effect on our current funding strategy for our U.S. pension plans. In the past, our strategy has been to be fully funded on a current liability basis.

Estimated Future Benefit Payments: The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in millions):

	Pension Benefits	Retiree Health
2007	$688	$102
2008	561	115
2009	617	123
2010	687	127
2011	674	128
Years 2012-2016	3,586	665

Assumptions

	Pension Benefits			Retiree Health
	2006	2005	2004	2006		2005		2004
Weighted-average assumptions used to determine benefit obligations at the plan measurement dates
Discount rate	5.3%	5.2%	5.6%	5.8%		5.6%		5.8%
Rate of compensation increase	4.1	3.9	4.0	—	(1)	—	(1)	—	(1)

(1)	Rate of compensation increase is not applicable to our other benefits as compensation levels do not impact earned benefits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

	Pension Benefits				Retiree Health
	2007	2006	2005	2004	2007		2006		2005		2004
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31
Discount rate	5.3%	5.2%	5.6%	5.8%	5.8%		5.6%		5.8%		6.0%
Expected return on plan assets	7.6	7.8	8.0	8.1	—	(1)	—	(1)	—	(1)	—	(1)
Rate of compensation increase	4.1	3.9	4.0	3.9	—	(2)	—	(2)	—	(2)	—	(2)

(1)	Expected return on plan assets is not applicable to our other benefits as these plans are unfunded.
(2)	Rate of compensation increase is not applicable to our other benefits as compensation levels do not impact earned benefits.

Assumed health care cost trend rates at December 31

	2006	2005
Health care cost trend rate assumed for next year	9.9%	10.9%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.2%	5.2%
Year that the rate reaches the ultimate trend rate	2011	2011

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions):

	One-percentage-point increase	One-percentage-point decrease
Effect on total service and interest cost components	$5	$(4)
Effect on post-retirement benefit obligation	77	(68)

Note 15 – Income and Other Taxes

Income before income taxes for the three years ended December 31, 2006 were as follows (in millions):

	2006	2005	2004
Domestic income	$429	$386	$426
Foreign income	379	444	539

Income before income taxes	$808	$830	$965

(Benefits) provisions for income taxes for the three years ended December 31, 2006 were as follows (in millions):

	2006	2005	2004
Federal income taxes
Current	$(448)	$(94)	$26
Deferred	94	(59)	114
Foreign income taxes
Current	50	95	178
Deferred	(9)	37	21
State income taxes
Current	11	9	(19)
Deferred	14	7	20

Total	$(288)	$(5)	$340

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

A reconciliation of the U.S. federal statutory income tax rate to the consolidated effective income tax rate for the three years ended December 31, 2006 was as follows:

	2006	2005	2004
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Nondeductible expenses	1.4	3.4	3.4
Effect of tax law changes	(1.8)	0.3	(1.5)
Change in valuation allowance for deferred tax assets	1.4	(4.6)	1.3
State taxes, net of federal benefit	1.8	1.6	1.3
Audit and other tax return adjustments	(62.5)	(25.5)	0.7
Tax-exempt income	(0.9)	(0.7)	(0.7)
Dividends on Series B convertible preferred stock	—	—	(0.6)
Other foreign, including earnings taxed at different rates	(10.5)	(10.3)	(2.4)
Other	0.5	0.2	(1.3)

Effective income tax rate	(35.6)%	(0.6)%	35.2%

On a consolidated basis, we paid a total of $76, $186, and $253 in income taxes to federal, foreign and state jurisdictions in 2006, 2005 and 2004, respectively.

Total income tax (benefit) expense for the three years ended December 31, 2006 was allocated as follows (in millions):

	2006	2005	2004
Income taxes on income	$(288)	$(5)	$340
Common shareholders’ equity(1)	(466)	(43)	(20)

Total	$(754)	$(48)	$320

(1)	This consists of the tax effects of items in accumulated other comprehensive loss and tax benefits related to stock option and incentive plans. 2006 includes the effects of the adoption of FAS 158-See Note 1 for further information.

General Tax Contingencies and Audit Resolutions:

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

2006: In the first quarter 2006, we recognized an income tax benefit of $24 from the favorable resolution of certain tax issues associated with our 1999–2003 Internal Revenue Service (“IRS”) audit which at the time had not yet been finalized. In the second quarter 2006, we recognized an income tax benefit of $46 related to the favorable resolution of certain tax matters associated with the finalization of foreign tax audits. In the third quarter 2006, we received notice that the U.S. Joint Committee on Taxation had completed its review of our 1999–2003 IRS audit and as a result of that review our audit for those years had been finalized. Accordingly, we recorded an aggregate income tax benefit of $448 associated with the favorable resolution of certain tax matters from this audit. The recorded benefit will not result in a significant cash refund, but we expect it to increase tax credit carryforwards and reduce taxes otherwise potentially due.

2005: In June 2005, the 1996-1998 IRS audit was finalized. As a result, we recorded an aggregate second quarter 2005 net income benefit of $343. $260 of this benefit, which includes an after-tax benefit of $33 for interest ($54 pre-tax benefit), is the result of a change in tax law that allowed us to recognize a benefit for $1.2 billion of capital losses associated with the disposition of our insurance group operations in those years. The claim of additional losses and related tax benefits required review by the U.S. Joint Committee on Taxation, which was completed in June 2005. The benefit did not result in a significant cash refund, but increased tax credit carryforwards and reduced taxes otherwise potentially due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

The $343 benefit also includes after-tax benefits of $83 related to the favorable resolution of certain other tax matters. Of this amount, $53 was related to previously discontinued operations and is reported within Income from discontinued operations in the Consolidated Statements of Income.

Deferred Income Taxes

In substantially all instances, deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries and other foreign investments carried at equity. The amount of such earnings included in consolidated retained earnings at December 31, 2006 was approximately $7 billion. These earnings have been indefinitely reinvested and we currently do not plan to initiate any action that would precipitate the payment of income taxes thereon. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings. Our 2001 sale of half of our ownership interest in Fuji Xerox, resulted in our investment no longer qualifying as a foreign corporate joint venture. Accordingly, deferred taxes are required to be provided on the undistributed earnings of Fuji Xerox, arising subsequent to such date, as we no longer have the ability to ensure indefinite reinvestment.

The tax effects of temporary differences that give rise to significant portions of the deferred taxes at December 31, 2006 and 2005 were as follows (in millions):

	2006	2005
Tax effect of future tax deductions
Research and development	$1,133	$1,173
Post-retirement medical benefits	576	478
Depreciation	261	271
Net operating losses	553	480
Other operating reserves	197	307
Tax credit carryforwards	354	346
Deferred compensation	232	185
Allowance for doubtful accounts	108	118
Restructuring reserves	70	69
Pension	300	32
Other	129	134

	3,913	3,593
Valuation allowance	(647)	(590)

Total deferred tax assets	$3,266	$3,003

	2006	2005
Tax effect of future taxable income
Unearned income and installment sales	$(1,277)	$(1,303)
Other	(31)	(42)

Total deferred tax liabilities	(1,308)	(1,345)

Total deferred taxes, net	$1,958	$1,658

The above amounts are classified as current or long-term in the Consolidated Balance Sheets in accordance with the asset or liability to which they relate or, when applicable, based on the expected timing of the reversal. Current deferred tax assets at December 31, 2006 and 2005 amounted to $271 and $290, respectively.

The deferred tax assets for the respective periods were assessed for recoverability and, where applicable, a valuation allowance was recorded to reduce the total deferred tax asset to an amount that will, more likely than not, be realized in the future. The valuation allowance for deferred tax assets as of January 1, 2005 was $567. The net change in the total valuation allowance for the years ended December 31, 2006 and 2005 was an increase of $57 and an increase of $23, respectively. The valuation allowance relates primarily to certain net operating loss carryforwards, tax credit carryforwards and deductible temporary differences for which we have concluded it is more likely than not that these items will not be realized in the ordinary course of operations.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

At December 31, 2006, we had tax credit carryforwards of $354 available to offset future income taxes, of which $221 are available to carryforward indefinitely while the remaining $133 will begin to expire, if not utilized, in 2007. We also had net operating loss carryforwards for income tax purposes of $238 that will expire in 2007 through 2024, if not utilized, and $2.8 billion available to offset future taxable income indefinitely.

Note 16 – Contingencies

Guarantees, Indemnifications and Warranty Liabilities:

Guarantees and claims arise during the ordinary course of business from relationships with suppliers, customers and nonconsolidated affiliates when the Company undertakes an obligation to guarantee the performance of others if specified triggering events occur. Nonperformance under a contract could trigger an obligation of the Company. These potential claims include actions based upon alleged exposures to products, real estate, intellectual property such as patents, environmental matters, and other indemnifications. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these claims. However, while the ultimate liabilities resulting from such claims may be significant to results of operations in the period recognized, management does not anticipate they will have a material adverse effect on the Company’s consolidated financial position or liquidity. As of December 31, 2006, we have accrued our estimate of liability incurred under our indemnification arrangements and guarantees.

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

•

Guarantees of our performance in certain sales and services contracts to our customers and indirectly the performance of third parties with whom we have subcontracted for their services. This includes indemnifications to customers for losses that may be sustained as a result of the use of our equipment at a customer’s location.

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

Product Warranty Liabilities: In connection with our normal sales of equipment, including those under sales-type leases, we generally do not issue product warranties. Our arrangements typically involve a separate full service maintenance agreement with the customer. The agreements generally extend over a period equivalent to the lease term or the expected useful life under a cash sale. The service agreements involve the payment of fees in return for our performance of repairs and maintenance. As a consequence, we do not have any significant product warranty obligations including any obligations under customer satisfaction programs. In a few circumstances, particularly in certain cash sales, we may issue a limited product warranty if negotiated by the customer. We also issue warranties for certain of our lower-end products in the Office segment, where full service maintenance agreements are not available. In these instances, we record warranty obligations at the time of the sale. Aggregate product warranty liability expenses for the three years ended as of December 31, 2006 were $43, $45 and $45, respectively. Total product warranty liabilities as of December 31, 2006 and 2005 were $22 and $21, respectively.

Other contingencies

Brazil Tax and Labor Contingencies: Our Brazilian operations were involved in various litigation matters and have received or been the subject of numerous governmental assessments related to indirect and other taxes as well as disputes associated with former employees and contract labor. The tax matters, which comprise a significant portion of the total contingencies, principally relate to claims for taxes on the internal transfer of inventory, municipal service taxes on rentals and gross revenue taxes. We are disputing these tax matters and intend to vigorously defend our position. Based on the opinion of legal counsel, we do not believe that the ultimate resolution of these matters will materially impact our results of operations, financial position or cash flows. The labor matters principally relate to claims made by former employees and contract labor for the equivalent payment of all social security and other related labor benefits, as well as consequential tax claims, as if they were regular employees. Following our assessment of a negative trend in recent settlements and a decision to change our legal strategy, we reassessed the probable estimated loss on these matters and, as a result, recorded an additional provision of $68 in 2006. As of December 31, 2006, the total amounts related to the unreserved portion of the tax and labor contingencies, inclusive of any related interest, amounted to approximately $960, with the increase from December 31, 2005 balance of $900 primarily related to indexation, interest and currency partially offset by the additional provision. In connection with the above proceedings, customary local regulations may require us to make escrow cash deposits or post other security of up to half of the total amount in dispute. As of December 31, 2006 we had $154 of escrow cash deposits for matters we are disputing and there are liens on certain Brazilian assets with a net book value of $18 and additional letters of credit of approximately $60. Generally, any escrowed amounts would be refundable and any liens would be removed to the extent the matters are resolved in our favor. We routinely assess all these matters as to probability of ultimately incurring a liability against our Brazilian operations and record our best estimate of the ultimate loss in situations where we assess the likelihood of an ultimate loss as probable of occurring.

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

Litigation Against the Company:

In re Xerox Corporation Securities Litigation: A consolidated securities law action (consisting of 17 cases) is pending in the United States District Court for the District of Connecticut. Defendants are the Company, Barry Romeril, Paul Allaire and G. Richard Thoman. The consolidated action purports to be a class action on behalf of the named plaintiffs and all other purchasers of common stock of the Company during the period between October 22, 1998 through October 7, 1999 (“Class Period”). The amended consolidated complaint in the action alleges that in violation of Section 10(b) and/or 20(a) of the Securities Exchange Act of 1934, as amended (“1934 Act”), and SEC Rule 10b-5 thereunder, each of the defendants is liable as a participant in a fraudulent scheme and course of business that operated as a fraud or deceit on purchasers of the Company’s common stock during the Class Period by disseminating materially false and misleading statements and/or concealing material facts relating to the defendants’ alleged failure to disclose the material negative impact that the April 1998 restructuring had on the Company’s operations and revenues. The amended complaint further alleges that the alleged scheme: (i) deceived the investing public regarding the economic capabilities, sales proficiencies, growth, operations and the intrinsic value of the Company’s common stock; (ii) allowed several corporate insiders, such as the named individual defendants, to sell shares of privately held common stock of the Company while in possession of materially adverse, non-public information; and (iii) caused the individual plaintiffs and the other members of the purported class to purchase common stock of the Company at inflated prices. The amended consolidated complaint seeks unspecified compensatory damages in favor of the plaintiffs and the other members of the purported class against all defendants, jointly and severally, for all damages sustained as a result of defendants’ alleged wrongdoing, including interest thereon, together with reasonable costs and expenses incurred in the action, including counsel fees and expert fees. On September 28, 2001, the court denied the defendants’ motion for dismissal of the complaint. On November 5, 2001, the defendants answered the complaint. On or about January 7, 2003, the plaintiffs filed a motion for class certification. Xerox and the individual defendants filed their opposition to that motion on June 28, 2005. On or about November 8, 2004, the International Brotherhood of Electrical Workers Welfare Fund of Local Union No. 164 (“IBEW”) filed a motion to intervene as a named plaintiff and class representative. Separately, on June 8, 2005, IBEW and Robert W. Roten (“Roten”) moved to substitute as lead plaintiffs and proposed class representatives. On May 12, 2006, the court denied, without prejudice to refiling, plaintiffs’ motion for class certification, IBEW’s motion to intervene and serve as named plaintiff and class representative, and IBEW and Roten’s joint motion to substitute as lead plaintiffs and proposed class representatives. The court also ordered the parties to submit to it a notice to certain putative class members to inform them of the circumstances surrounding the withdrawal of several lead plaintiffs, and to advise them of the opportunity to express their desire to serve as a representative of the putative class. On July 25, 2006, the court so-ordered a form of notice, and plaintiffs thereafter distributed the notice. Thereafter, Roten, Robert Agius

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

(“Agius”) and Georgia Stanley (“Stanley”) filed applications to be considered lead plaintiff. On November 13, 2006, IBEW, Roten, Agius and Stanley filed a motion for appointment as additional lead plaintiffs. Defendants filed their response on November 28, 2006. On February 2, 2007, the Court granted the motion of IBEW, Roten, Agius and Stanley and appointed them as additional lead plaintiffs. The parties are currently engaged in discovery. The individual defendants and we deny any wrongdoing and are vigorously defending the action. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Carlson v. Xerox Corporation, et al.: A consolidated securities law action (consisting of 21 cases) is pending in the United States District Court for the District of Connecticut against the Company, KPMG and Paul A. Allaire, G. Richard Thoman, Anne M. Mulcahy, Barry D. Romeril, Gregory Tayler and Philip Fishbach. On September 11, 2002, the court entered an endorsement order granting plaintiffs’ motion to file a third consolidated amended complaint. The defendants’ motion to dismiss the second consolidated amended complaint was denied, as moot. According to the third consolidated amended complaint, plaintiffs purport to bring this case as a class action on behalf of an expanded class consisting of all persons and/or entities who purchased Xerox common stock and/or bonds during the period between February 17, 1998 through June 28, 2002 and who were purportedly damaged thereby (“Class”). The third consolidated amended complaint sets forth two claims: one alleging that each of the Company, KPMG, and the individual defendants violated Section 10(b) of the 1934 Act and SEC Rule 10b-5 thereunder; the other alleging that the individual defendants are also allegedly liable as “controlling persons” of the Company pursuant to Section 20(a) of the 1934 Act. Plaintiffs claim that the defendants participated in a fraudulent scheme that operated as a fraud and deceit on purchasers of the Company’s common stock and bonds by disseminating materially false and misleading statements and/or concealing material adverse facts relating to various of the Company’s accounting and reporting practices and financial condition. The plaintiffs further allege that this scheme deceived the investing public regarding the true state of the Company’s financial condition and caused the plaintiffs and other members of the alleged Class to purchase the Company’s common stock and bonds at artificially inflated prices, and prompted a SEC investigation that led to the April 11, 2002 settlement which, among other things, required the Company to pay a $10 penalty and restate its financials for the years 1997-2000 (including restatement of financials previously corrected in an earlier restatement which plaintiffs contend was improper). The third consolidated amended complaint seeks unspecified compensatory damages in favor of the plaintiffs and the other Class members against all defendants, jointly and severally, including interest thereon, together with reasonable costs and expenses, including counsel fees and expert fees. On December 2, 2002, the Company and the individual defendants filed a motion to dismiss the complaint. On July 13, 2005, the court denied the motion. On October 31, 2005, the defendants answered the complaint. On January 19, 2006, plaintiffs filed a motion for class certification. That motion has not been fully briefed or argued before the court. The parties are engaged in discovery. The individual defendants and we deny any wrongdoing and are vigorously defending the action. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

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

In Re Xerox Corp. ERISA Litigation: On July 1, 2002, a class action complaint captioned Patti v. Xerox Corp. et al. was filed in the United States District Court for the District of Connecticut (Hartford) alleging violations of the ERISA. Three additional class actions (Hopkins, Uebele and Saba) were subsequently filed in the same court making substantially similar claims. On October 16, 2002, the four actions were consolidated as In Re Xerox Corporation ERISA Litigation. On November 15, 2002, a consolidated amended complaint was filed. A fifth class action (Wright) was filed in the District of Columbia. It has been transferred to Connecticut and consolidated with the other actions. The purported class includes all persons who invested or maintained investments in the Xerox Stock Fund in the Xerox 401(k) Plans (either salaried or union) during the proposed class period, May 12, 1997 through November 15, 2002, and allegedly exceeds 50,000 persons. The defendants include Xerox Corporation and the following individuals or groups of individuals during the proposed class period: the Plan Administrator, the Board of Directors, the Fiduciary Investment Review Committee, the Joint Administrative Board, the Finance Committee of the Board of Directors, and the Treasurer. The complaint claims that all the foregoing defendants were fiduciaries of the Plan under ERISA and, as such, were obligated to protect the Plan’s assets and act in the interest of Plan participants. The complaint alleges that the defendants failed to do so and thereby breached their fiduciary duties. Specifically, plaintiffs claim that the defendants failed to provide accurate and complete material information to participants concerning Xerox stock, including accounting practices which allegedly artificially inflated the value of the stock, and misled participants regarding the soundness of the stock and the prudence of investing their retirement assets in Xerox stock. Plaintiffs also claim that defendants failed to invest Plan assets prudently, to monitor the other fiduciaries and to disregard Plan directives they knew or should have known were imprudent, and failed to avoid conflicts of interest. The complaint does not specify the amount of damages sought. However, it asks that the losses to the Plan be restored, which it describes as “millions of dollars.” It also seeks other legal and equitable relief, as appropriate, to remedy the alleged breaches of fiduciary duty, as well as interest, costs and attorneys’ fees. We filed a motion to dismiss the complaint. The plaintiffs subsequently filed a motion for class certification and a motion to commence discovery. Defendants have opposed both motions, contending that both are premature before there is a decision on their motion to dismiss. In the fall of 2004, the Court requested an updated briefing on our motion to dismiss and update

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

briefs were filed in December of that year. On March 31, 2006, the Court granted our motion to postpone consideration of class certification pending disposition of our motion to dismiss, and granted plaintiffs motion to commence formal discovery. We and the other defendants deny any wrongdoing and are vigorously defending the action. Based on the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Digwamaje et al. v. IBM et al: A purported class action was filed in the United States District Court for the Southern District of New York on September 27, 2002. Service of the First Amended Complaint on the Company was deemed effective as of December 6, 2002. On March 19, 2003, Plaintiffs filed a Second Amended Complaint that eliminated a number of corporate defendants but was otherwise identical in all material respects to the First Amended Complaint. The defendants include Xerox and a number of other corporate defendants who are accused of providing material assistance to the apartheid government in South Africa from 1948 to 1994, by engaging in commerce in South Africa and with the South African government and by employing forced labor, thereby violating both international and common law. Specifically, plaintiffs claim violations of the Alien Tort Claims Act, the Torture Victims Protection Act and RICO. They also assert human rights violations and crimes against humanity. Plaintiffs seek compensatory damages in excess of $200 billion and punitive damages in excess of $200 billion. The foregoing damages are being sought from all defendants, jointly and severally. Xerox filed a motion to dismiss the Second Amended Complaint. Oral argument of the motion was heard on November 6, 2003. By Memorandum Opinion and Order filed November 29, 2004, the court granted the motion to dismiss. A clerk’s judgment of dismissal was filed on November 30, 2004. On December 27, 2004, the Company received a notice of appeal dated December 24, 2004. On February 16, 2005, the parties filed a stipulation withdrawing the December 24, 2004 appeal on the ground that the November 30, 2004 judgment of dismissal was not appealable. On March 28, 2005, Plaintiffs submitted a letter requesting permission to file a motion for leave to file an amended and consolidated complaint. By Summary Order filed April 6, 2005, the Court denied the request. In a second Summary Order filed the same day, the Court amended its November 29, 2004, Opinion and Order, which dismissed the action, so as to render the Opinion and Order appealable and plaintiffs filed a new appeal on May 3, 2005. On August 19, 2005, plaintiffs-appellants filed their brief in the Second Circuit Court of Appeals. On October 4, 2005, defendants-appellees filed their brief in the Second Circuit Court of Appeals. Oral argument in the Second Circuit Court of Appeals was held on January 24, 2006. Xerox denies any wrongdoing and is vigorously defending the action. Based upon the stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or a settlement of this matter.

Arbitration between MPI Technologies, Inc. and Xerox Canada Ltd. and Xerox Corporation: In an arbitration proceeding the hearing of which commenced on January 18, 2005, MPI Technologies, Inc. and MPI Tech S.A. (collectively “MPI”) sought damages from Xerox Corporation and Xerox Canada Ltd. (“XCL”) for royalties owed under a license agreement made as of March 15, 1994 between MPI and XCL (the “Agreement”) and breach of fiduciary duty, breach of confidence, equitable royalties and punitive damages and disgorgement of profits and injunctive relief with respect to a claim of copyright infringement. On September 9, 2005, the arbitration panel rendered its decision, holding in part that the Agreement had been assigned to Xerox and that no punitive damages should be granted, and awarded MPI approximately $89, plus interest thereon. On December 12, 2005, the arbitration panel rendered its decision on the applicable rate of pre-judgment interest resulting in an award of $13 for pre- and post-judgment interest. In June 2006, Xerox’s application for judicial review of the award, seeking to have the award set aside in its entirety, was heard by the Ontario Superior Court in Toronto. The Ontario Superior Court issued a decision on November 30, 2006 dismissing Xerox’s appeal. In December 2006, Xerox released all monies and software it had placed in escrow prior to its application for review in satisfaction of the arbitration panel’s final award. On January 30, 2007, Xerox and XCL served an arbitration claim against MPI seeking a declaratory award concerning the preclusive effect of the remedy awarded by the prior arbitration panel. MPI has notified Xerox that it intends to respond to the arbitration demand with its own claims and/or counterclaims.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

National Union Fire Insurance Company v. Xerox Corporation, et al.: On October 24, 2003, a declaratory judgment action was filed in the Supreme Court of the State of New York, County of New York against the Company and several current and former officers and/or members of the Board of Directors. Plaintiff claims that

it issued an Excess Directors & Officers Liability and Corporate Reimbursement Policy to the Company in reliance on information from the Company that allegedly misrepresented the Company’s financial condition and outlook. The policy at issue provides for $25 of coverage as a component of the company reimbursement portion of an insurance program that provides for up to $135 coverage (after deductibles and coinsurance and subject to other policy limitations and requirements) over a three-year period. However, $10 of the entire amount may be unavailable due to the liquidation of one of the other insurers. Plaintiff seeks judgment (i) that it is entitled to rescind the policy as void from the outset; (ii) in the alternative, limiting coverage under the policy and awarding plaintiff damages in an unspecified amount representing that portion of any required payment under the policy that is attributable to the Company’s and the individual defendants’ own misconduct; and (iii) for the costs and disbursement of the action and such other relief as the court deems just and proper. On December 19, 2003, the Company and individual defendants moved to dismiss the complaint. On November 10, 2004, the Court issued an opinion partially granting and partially denying the motions. Among other things, the Court granted the motions to dismiss all of the claims for rescission and denied plaintiff’s request to replead. The Court denied the Company’s and some of the individual defendants’ motions to dismiss certain claims that seek to limit coverage based on particular provisions in the policy and that at least in part related to settlement with the SEC. Plaintiff filed notices of appeal on January 10, 2005 and February 11, 2005. By order entered on January 3, 2006, the Appellate Division affirmed the portions of the Court’s November 10, 2004 decision which dismissed several of plaintiff’s claims and denied leave to replead. On February 2, 2006, plaintiff moved for reargument or for leave to appeal to the Court of Appeals. On May 30, 2006, the Appellate Division denied plaintiff’s motion. Separately, on February 22, 2005, the defendants filed a motion seeking dismissal of any remaining claims in light of Xerox’s representation that it will not seek coverage from plaintiff for settlement payments to the SEC. By order dated July 12, 2005, the Court denied the motion. On August 23, 2005, defendants moved for leave to reargue the February 22 motion and separately moved for leave to renew the December 19, 2003 motions. On April 10, 2006, the court issued an order granting those motions, dismissing one cause of action and partially dismissing the two other causes of action that were the subject of those motions. Subsequently, at a status conference on May 4, 2006, the parties appeared before the Court and discussed inconsistencies between the Court’s April 10, 2006 order and its November 10, 2004 decision. As a result, on May 5, 2006 the court executed an order, which was later rendered on July 27, 2006, withdrawing the April 10, 2006 order and substituting a new order which clarified and confirmed the dismissal of all claims asserted in the original complaint. On August 31, 2006, plaintiff filed a notice of appeal (to the Appellate Division) of the May 5, 2006 order. In addition, on September 5, 2006, plaintiff served a motion to the Court of Appeals seeking leave to appeal directly to that court from the May 5, 2006 order, and seeking review of the Appellate Division’s January 3, 2006 order. On November 20, 2006, the Court of Appeals denied plaintiff’s motion. Plaintiff had earlier filed an amended complaint on February 27, 2006, naming all defendants named in the original complaint and adding four causes of action against Xerox only, as well as a demand for unspecified monetary relief. On May 11, 2006, Xerox served its motion to dismiss the amended complaint and for sanctions. On August 2, 2006, the Court granted Xerox’s motion to dismiss and for sanctions. All claims asserted by National Union now have been dismissed. In accordance with the Court’s instructions during the August 2, 2006 oral argument, Xerox submitted an affidavit, sworn to on August 16, 2006, specifying the precise amount of fees and sanctions requested by Xerox. On September 11, 2006, National Union submitted an opposition to Xerox’s specific request for fees and sanctions and requested a hearing before the Court. The Court has not scheduled a hearing on the fees issues, nor has it issued a decision.

Warren, et al. v. Xerox Corporation: On March 11, 2004, the United States District Court for the Eastern District of New York entered an order certifying a nationwide class of all black salespersons employed by Xerox from February 1, 1997 to the present under Title

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

VII of the Civil Rights Act of 1964, as amended, and the Civil Rights Act of 1871. The suit was commenced on May 9, 2001 by six black sales representatives. The plaintiffs allege that Xerox has engaged in a pattern or practice of race discrimination against them and other black sales representatives by assigning them to less desirable sales territories, denying them promotional opportunities, and paying them less than their white counterparts. Although the complaint does not specify the amount of damages sought, plaintiffs do seek, on behalf of themselves and the classes they seek to represent, front and back pay, compensatory and punitive damages, and attorneys’ fees. We deny any wrongdoing. Fact discovery has concluded and expert reports have been exchanged. Following three days of mediation with a private mediator, a tentative agreement was reached, the terms of which are not material to Xerox. Counsel for the parties are working on drafting mutually-acceptable language for a settlement agreement and release. The agreement will be subject to a fairness hearing and court approval.

Derivative Litigation Brought on Behalf of the Company:

Pall v. KPMG, et al.: On May 13, 2003, a shareholder commenced a derivative action in the United States District Court for the District of Connecticut against KPMG and four of its current or former partners. The Company was named as a nominal defendant. The plaintiff had filed an earlier derivative action against certain current and former members of the Xerox Board of Directors and KPMG. That action, captioned Pall v. Buehler, et al., was dismissed for lack of jurisdiction. Plaintiff purports to bring this current action derivatively on behalf and for the benefit of the Company seeking damages allegedly caused to the Company by KPMG and the named individual defendants. The plaintiff asserts claims for contribution under the securities laws, negligence, negligent misrepresentation, breach of contract, breach of fiduciary duty and indemnification. The plaintiff seeks unspecified compensatory damages (together with pre-judgment and post-judgment interest), a declaratory judgment that defendants violated and/or aided and abetted the breach of fiduciary and professional duties to the Company, an award of punitive damages for the Company against the defendants, plus the costs and disbursements of the action. On November 7, 2003, the Company filed a limited motion to dismiss the complaint on jurisdictional grounds and reserved its right to seek dismissal on other grounds, if the court denies the initial motion. KPMG and the individual defendants also filed limited motions to dismiss on the same grounds. On September 29, 2006, the Court issued an order granting the motions and dismissing all claims. The court entered judgment in favor of the defendants on October 10, 2006. Plaintiff has not filed an appeal and the time to appeal has expired.

Other Matters:

It is our policy to promptly and carefully investigate, often with the assistance of outside advisers, allegations of impropriety that may come to our attention. If the allegations are substantiated, appropriate prompt remedial action is taken. When and where appropriate, we report such matters to the U.S. Department of Justice and to the SEC, and/or make public disclosure.

India: In recent years we have become aware of a number of matters at our Indian subsidiary, Xerox Modicorp Ltd., that occurred over a period of several years, much of which occurred before we obtained majority ownership of these operations in mid 1999. These matters include misappropriations of funds and payments to other companies that may have been inaccurately recorded on the subsidiary’s books and certain improper payments in connection with sales to government customers. These transactions were not material to the Company’s financial statements. We have reported these transactions to the Indian authorities, the U.S. Department of Justice and to the SEC. The private Indian investigator engaged by the Indian Ministry of Company Affairs has completed an investigation of these matters. In February 2005, the Indian Ministry of Company Affairs provided our Indian subsidiary with the investigator’s report which addresses the previously disclosed misappropriation of funds and improper payments and requested comments. The report included allegations that Xerox Modicorp Ltd.’s senior officials and the Company were aware of such activities. The report also asserted the need for further investigation into potential criminal acts related to the improper activities addressed by the report. The matter is now pending in the Indian Ministry of Company Affairs. The Company reported these developments and made a copy of the report received by Xerox Modicorp Ltd. available to the U.S. Department of Justice and the SEC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

On November 17, 2005, Xerox filed its 40-page Reply (plus attachments) with the DCA. Xerox has sent copies of the Xerox Reply to the SEC and DOJ in the United States. In our Reply, we argue that the alleged violations of Indian Company Law by means of alleged improper payments and alleged defaults/failures of the

Xerox Modicorp Ltd. board of directors were generally unsubstantiated and without any basis in law. Further, we stated that the Report’s findings of other alleged violations were unsubstantiated and unproven. The DCA (now called the “Ministry of Company Affairs” or “MCA”) will consider our Reply and will let us know their conclusions in the coming months. There is the possibility of fines or criminal penalties if conclusive proof of wrongdoing is found. We have told the DCA that Xerox’s conduct in voluntarily disclosing the initial information and readily and willingly submitting to investigation, coupled with the non-availability of earlier records, warrants complete closure and early settlement. In January 2006, we learned that the DCA has issued a “Show Cause Notice” to certain former executives of Xerox Modicorp Ltd. seeking a response to allegations of potential violations of the Indian Companies Act. We have also learned that Xerox Modicorp Ltd. has received a formal Notice of Enquiry from the Indian Monopolies & Restrictive Trade Practices Commission (“MRTP Commission”) alleging that Xerox Modicorp Ltd. committed unfair trading practices arising from the events described in the DCA investigator’s Report. Following a hearing on August 29, 2006, the MRTP Commission ordered a process with deadlines between Xerox Modicorp Ltd. and the investigating officer for provision of relevant documents to Xerox Modicorp Ltd., after which Xerox Modicorp Ltd. will have four weeks to file its reply. The MRTP Commission had scheduled a hearing for framing of the issues on January 9, 2007, but this hearing has been delayed. A new hearing was scheduled for January 29, 2007 for consideration of Xerox Modicorp Ltd.’s motion for the MRTP Commission to direct the investigating officer to supply us the relevant documents. At the hearing on January 29th, no additional documents were supplied to us. The MRTP Commission directed us to file our reply to the original Notice of Enquiry within four weeks. Our Indian subsidiary plans to contest the Notice of Enquiry and has been fully cooperating with the authorities.

In March 2005, following the completion of a share buy-back program that increased our controlling ownership interest in our Indian subsidiary to approximately 89% from approximately 86% at year-end 2004, we changed the name of our Indian subsidiary to Xerox India Ltd.

New York State School District Contracts: A local New York State school district has raised questions regarding the enforceability of their contracts, which may have implications for contracts with similar customers. We have reviewed this matter internally and have worked with the appropriate state agencies in an effort to bring it to a satisfactory resolution. We have received state agency approval for a proposed resolution and are in the process of implementing that resolution with the school district that raised these questions as well as other affected customers. Until this resolution is fully implemented, it is not possible to estimate the amount of loss, if any, or range of possible loss that might result from this matter.

Note 17 – Preferred Stock

As of December 31, 2006, we had no preferred stock shares outstanding and one class of preferred stock purchase rights. We are authorized to issue approximately 22 million shares of cumulative preferred stock, $1.00 par value.

Series C Mandatory Convertible Preferred Stock Automatic Conversion: In July 2006, 9.2 million shares of 6.25% Series C Mandatory Convertible Preferred Stock were converted at a rate of 8.1301 shares of our common stock, or 74.8 million common stock shares. The recorded value of outstanding shares at the time of conversion was $889. The conversion occurred pursuant to the mandatory automatic conversion provisions set at original issuance of the Series C Preferred Stock. As a result of the automatic conversion, there are no remaining outstanding shares of our Series C Mandatory Convertible Preferred Stock.

Series B Convertible Preferred Stock Conversion: In May 2004, all 6.2 million of our Convertible Preferred shares were redeemed for 37 million common shares in accordance with the original conversion provisions of the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Convertible Preferred shares. The redemption was accounted for through a transfer of $483 from preferred stock to common stock and additional paid-in-capital. Dividends were paid through the redemption date.

Preferred Stock Purchase Rights: We have a shareholder rights plan designed to deter coercive or unfair takeover tactics and to prevent a person or persons from gaining control of us without offering a fair price to all shareholders. Under the terms of this plan, one-half of one preferred stock purchase right (“Right”) accompanies each share of outstanding common stock. Each full Right entitles the holder to purchase from us one three-

hundredth of a new series of preferred stock at an exercise price of $250. Within the time limits and under the circumstances specified in the plan, the Rights entitle the holder to acquire either our common stock, the stock of the surviving company in a business combination, or the stock of the purchaser of our assets, having a value of two times the exercise price. The Rights, which expire in April 2007, may be redeemed prior to becoming exercisable by action of the Board of Directors at a redemption price of $.01 per Right. The Rights are non-voting and, until they become exercisable, have no dilutive effect on the earnings per share or book value per share of our common stock.

Note 18 – Common Stock

We have 1.75 billion authorized shares of common stock, $1 par value. At December 31, 2006, 106 million shares were reserved for issuance under our incentive compensation plans, 48 million shares were reserved for debt to equity exchanges, 15 million shares were reserved for the conversion of the Series C Mandatory Convertible Preferred Stock and 2 million shares were reserved for the conversion of convertible debt. The 15 million shares reserved for the conversion of the Series C Mandatory Convertible Preferred Stock are expected to be released in 2007, since conversion was completed in 2006.

Stock-Based Compensation: We have a long-term incentive plan whereby eligible employees may be granted restricted stock units (“RSUs”), performance shares (“PSs”) and non-qualified stock options.

In January 2005, we implemented changes in our stock-based compensation programs designed to help us continue to attract and retain employees and to better align employee interests with those of our shareholders. With these changes, in lieu of stock options we began granting PSs and expanded the use of RSUs. Each of these awards is subject to settlement with newly issued shares of our common stock. At December 31, 2006 and 2005, 25.0 million and 38.9 million shares, respectively, were available for grant of awards.

Total compensation related to these programs was $64, $40 and $22 for the years ended December 31, 2006, 2005 and 2004, respectively. The related income tax benefit recognized was $25, $16 and $8 for 2006, 2005 and 2004, respectively. A description of each of our stock-based compensation programs follows:

Restricted Stock Units: Prior to 2005, the RSUs were generally subject to a three-year ratable vesting period from the date of grant and entitled the holder to one share of common stock. In 2005, the terms of newly-issued RSU’s were changed such that the entire award vests three years from the date of grant. Compensation expense is based upon the grant date market price and is recorded over the vesting period. A summary of the activity for RSUs as of December 31, 2006, 2005 and 2004, and changes during the years then ended, is presented below (shares in thousands):

	2006		2005		2004
Nonvested Restricted Stock Units	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1	5,491	$15.69	2,804	$13.86	2,180	$10.46
Granted	4,256	15.18	3,750	16.89	2,539	13.70
Vested	(686)	13.70	(977)	15.01	(1,905)	9.72
Cancelled	(426)	13.45	(86)	16.21	(10)	19.14

Outstanding at December 31	8,635	15.71	5,491	15.69	2,804	13.86

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

At December 31, 2006, the aggregate intrinsic value of RSUs outstanding was $147. The total intrinsic value of RSUs vested during 2006, 2005 and 2004 was $10, $13 and $26, respectively. The actual tax benefit realized for the tax deductions for vested RSUs totaled $3, $4 and $9 for the years ended December 31, 2006, 2005 and 2004, respectively.

At December 31, 2006, there was $65 of total unrecognized compensation cost related to nonvested RSUs, which is expected to be recognized ratably over a remaining weighted-average contractual term of 1.7 years.

Performance Shares: We grant officers and selected executives PSs whose vesting is contingent upon meeting pre-determined Diluted Earnings per Share (“EPS”) and Cash Flow from Operations targets. These shares entitle the holder to one share of common stock, payable after a three-year period and the attainment of the stated goals. If the cumulative three-year actual results for EPS and Cash Flow from Operations exceed the stated targets, then the plan participants have the potential to earn additional shares of common stock. This overachievement can not exceed 50% for officers and 25% for non-officers of the original grant.

A summary of the activity for PSs as of December 31, 2006 and 2005, and changes during the years then ended, is presented below (shares in thousands):

	2006		2005
Nonvested Performance Shares	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1	2,052	$14.87	—	$—
Granted	2,588	15.17	2,070	14.87
Vested	—	—	—	—
Cancelled	(69)	14.95	(18)	14.87

Outstanding at December 31	4,571	15.04	2,052	14.87

At December 31, 2006, the aggregate intrinsic value of PSs outstanding was $78.

For 2005, the PSs were accounted for as variable awards requiring that the shares be adjusted to market value at each reporting period. Effective January 1, 2006, upon the adoption of FAS 123(R), PSs were recorded prospectively using fair value determined as of the grant date. If the stated targets are not met, any recognized compensation cost would be reversed. As of December 31, 2006, there was $47 of total unrecognized compensation cost related to nonvested PSs; this cost is expected to be recognized ratably over a remaining weighted-average contractual term of 1.7 years.

Stock Options: Stock options generally vest over a period of three years and expire between eight and ten years from the date of grant. The following table provides information relating to the status of, and changes in, stock options granted for each of the three years ended December 31, 2006 (stock options in thousands):

	2006		2005		2004
Employee Stock Options	Stock Options	Average Option Price	Stock Options	Average Option Price	Stock Options	Average Option Price
Outstanding at January 1	76,307	$19.40	91,833	$20.98	97,839	$21.46
Granted	—	—	—	—	11,216	13.71
Cancelled/Expired	(5,478)	49.44	(10,291)	39.41	(8,071)	32.24
Exercised	(10,349)	8.46	(5,235)	7.74	(9,151)	7.28

Outstanding at December 31	60,480	18.56	76,307	19.40	91,833	20.98

Exercisable at December 31	60,180		66,928		65,199

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Options outstanding and exercisable at December 31, 2006 were as follows (stock options in thousands):

	Options Outstanding			Options Exercisable
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
Range of Exercise Prices
$4.75 to $6.98	3,965	3.98	$4.91	3,665	3.89	$4.90
7.13 to 10.69	23,864	5.37	9.20	23,864	5.37	9.20
10.70 to 15.27	9,760	4.98	13.66	9,760	4.98	13.66
16.91 to 22.88	11,835	3.00	21.77	11,835	3.00	21.77
25.38 to 32.16	3,735	2.90	26.36	3,735	2.90	26.36
42.83 to 60.95	7,321	2.21	53.78	7,321	2.21	53.78

	60,480			60,180

At December 31, 2006, the aggregate intrinsic value of stock options outstanding and stock options exercisable was $267 and $263, respectively.

The following table provides information relating to stock option exercises for the three years ended December 31, 2006:

(in millions)	2006	2005	2004
Total Intrinsic Value	$72	$36	$67
Cash Received	82	41	67
Tax Benefit Realized for Tax Deductions	25	12	23

Treasury Stock: The Board of Directors has authorized programs for the repurchase of the Company’s common stock totaling $2.0 billion as of December 31, 2006. The following is a summary of the purchases of common stock made under our stock repurchase programs (shares in thousands):

Authorized Repurchase Programs	Total $2,000 Authorized Programs
	Shares	Amount
As of January 1, 2005	—	$—
Purchases	30,502	433	*
Less cancellations	(16,585)	(230)

As of December 31, 2005	13,917	203

Purchases	70,111	1,069	*
Less cancellations	(75,665)	(1,131)

Treasury stock as of December 31, 2006	8,363	$141

*	Includes total associated fees of $3.

Subsequent to December 31, 2006 and through February 12, 2007, 7,399,400 shares were repurchased at an aggregate cost of $127, (including associated fees of less than $1). Additionally, in February 2007, 8,813,000 repurchased shares were cancelled upon the approval of the Board of Directors and were recorded as a reduction to both Common stock of $9 and Additional paid-in-capital of $139.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Note 19 – Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share of common stock (in millions, except shares in thousands):

	2006	2005	2004
Basic Earnings per Share:
Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle	$1,210	$933	$776
Accrued dividends on:
Series B Convertible Preferred Stock, net	—	—	(16)
Series C Mandatory Convertible Preferred Stock	(29)	(58)	(57)

Adjusted income from continuing operations before discontinued operations and cumulative effect of change in accounting principle	1,181	875	703
Income from discontinued operations, net	—	53	83
Cumulative effect of change in accounting principle, net	—	(8)	—

Adjusted net income available to common shareholders	$1,181	$920	$786

Weighted Average Common Shares Outstanding	943,852	957,149	834,321

Basic Earnings per Share:
Earnings from continuing operations	$1.25	$0.91	$0.84
Earnings from discontinued operations	—	0.06	0.10
Loss from cumulative effect of change in accounting principle	—	(0.01)	—

Basic Earnings per Share	$1.25	$0.96	$0.94

Diluted Earnings per Share:
Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle	$1,210	$933	$776
ESOP expense adjustment, net	—	—	(6)
Interest on Convertible securities, net	1	1	51

Adjusted income from continuing operations before discontinued operations and cumulative effect of change in accounting principle	1,211	934	821
Income from discontinued operations, net	—	53	83
Cumulative effect of change in accounting principle, net	—	(8)	—

Adjusted net income available to common shareholders	$1,211	$979	$904

Weighted Average Common Shares Outstanding	943,852	957,149	834,321
Common shares issuable with respect to:
Stock options	9,300	10,470	14,198
Restricted stock and performance shares	3,980	945	—
Series B Convertible Preferred Stock	—	—	17,359
Series C Mandatory Convertible Preferred Stock	37,398	74,797	74,797
Convertible securities	1,992	1,992	106,272

Adjusted Weighted Average Shares Outstanding	996,522	1,045,353	1,046,947

Diluted Earnings per Share:
Earnings from continuing operations	$1.22	$0.90	$0.78
Earnings from discontinued operations	—	0.05	0.08
Loss from cumulative effect of change in accounting principle	—	(0.01)	—

Diluted Earnings per Share	$1.22	$0.94	$0.86

The 2006, 2005 and 2004 computation of diluted earnings per share did not include the effects of 27 million, 36 million and 38 million stock options, respectively, because their respective exercise prices were greater than the corresponding market value per share of our common stock.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Note 20 – Acquisitions

Amici LLC: In July 2006, we acquired substantially all of the net assets of Amici LLC (“Amici”), a provider of electronic-discovery (e-discovery), services for $175 in cash, including transaction costs. Amici provides comprehensive litigation discovery management services, including the conversion, hosting and production of electronic and hardcopy documents. Amici also provides consulting and professional services to assist attorneys in the discovery process. The purchase agreement requires us to pay the sellers an additional $20 if certain performance targets are achieved in 2008, which would be an addition to the acquired cost of the entity. The operating results of Amici were not material to our financial statements and are included within our Other segment from the date of acquisition.

The table below presents the estimated purchase price allocation based upon third-party valuations and management estimates. The Goodwill was assigned to our Other segment. The primary elements that generated the Goodwill are the value of synergies and the acquired assembled workforce, neither of which qualify as an amortizable intangible asset.

(in millions)	Amortization Period in Years	Purchase Price Allocation
Net assets, less cash acquired		$2
Goodwill	N/A	136
Intangible assets:
Customer relationships	13	29
Software	5	8

Total Purchase price		$175

XMPie, Inc: In November 2006, we acquired the stock of XMPie, Inc. (“XMPie”), a provider of variable information software, for $54 in cash, including transaction costs. XMPie’s software enables printers and marketers to create and print personalized and customized marketing materials to help improve response rates. We had an existing relationship with XMPie, as its largest reseller, and its software is primarily sold together with our Production systems including the iGen3. The operating results of XMPie are not material to our financial statements, and are included within our

Production segment from the date of acquisition. The purchase price was primarily allocated to Goodwill $48, Intangible assets, net $9 and deferred tax liabilities $(3). The primary element that generated the Goodwill is the value of synergies between the entities, which do not qualify as an amortizable intangible asset. The allocations were based on third-party valuations and management estimates which have not yet been finalized. Accordingly, the allocation of purchase price is preliminary and revisions may be necessary, although not expected to be material.

Note 21 – Divestitures and Other Sales

During the three years ended December 31, 2006, the following significant divestitures occurred:

Ridge Re: In March 2006, Ridge Re, a wholly owned subsidiary included in our net investment in discontinued operations (within Other long-term assets), completed an agreement to transfer its obligations under its remaining reinsurance agreement, together with related investments held in trust, to another insurance company as part of a complete exit from this business. As a result of this transaction, the remaining investments held by Ridge Re were sold and the excess cash held by Ridge Re of $119, after the payment of its remaining liabilities, was distributed back to the Company as part of a plan of liquidation. This amount is presented within investing activities in the Consolidated Statements of Cash Flows.

Integic: In March 2005, we completed the sale of our entire equity interest in Integic Corporation (“Integic”) for $96 in cash, net of transaction costs. The sale resulted in a pre-tax gain of $93. Prior to this transaction, our investment in Integic was accounted for using the equity

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

method and was included in Investments in affiliates, at equity within our Consolidated Balance Sheets. The pre-tax gain is classified within Other (income) expenses, net in the accompanying Consolidated Statements of Income. In May 2006, we recognized an additional pre-tax gain of $10 on this sale from the receipt of additional proceeds from escrow. The proceeds were placed in escrow upon the sale of Integic pending completion of an indemnification period.

ScanSoft: In April 2004, we completed the sale of our ownership interest in ScanSoft, Inc. (“ScanSoft”) for approximately $79 in cash, net of transaction costs. Prior to the sale, we beneficially owned approximately 15% of ScanSoft’s outstanding equity interests. The sale resulted in a pre-tax gain of $38. The gain is classified within Other (income) expenses, net in the accompanying Consolidated Statements of Income.

ContentGuard: In March 2004, we sold all but 2% of our 75% ownership interest in ContentGuard Inc, (“ContentGuard”) for $66 in cash. The sale resulted in a pre-tax gain of $109 (after-tax $83) as our investment reflected the recognition of cumulative operating losses and was classified as a gain in Income from discounted operations, net of tax. The gain on sale has been presented within the accompanying Consolidated Statements of Income considering the reporting requirements related to discontinued operations of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The revenues, operating results and net assets of ContentGuard were immaterial for all periods presented. ContentGuard, which was originally created out of research developed at the Xerox Palo Alto Research Center (“PARC”), licenses intellectual property and technologies related to digital rights management. During 2005, we sold our remaining interest in ContentGuard.

Note 22 – Subsequent Event

In February 2007, the Board of Directors authorized an additional repurchase of up to $500 of the Company’s common stock over the next 12 months. The repurchases may be made on the open market, or through derivative or negotiated transactions. The Company expects the stock to be repurchased primarily through open-market purchases. Open-market repurchases will be made in compliance with the Securities and Exchange Commission’s Rule 10b-18, and are subject to market conditions as well as applicable legal and other considerations.

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

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the rules promulgated under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive, financial and accounting officers, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control  – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on the above evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2006. Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ ANNE M. MULCAHY	/s/ LAWRENCE A. ZIMMERMAN	/s/ GARY R. KABURECK
Chief Executive Officer	Chief Financial Officer	Chief Accounting Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Xerox Corporation:

We have completed integrated audits of Xerox Corporation’s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and common shareholders’ equity present fairly, in all material respects, the financial position of Xerox Corporation and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” as of December 31, 2006.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
Stamford, Connecticut
February 16, 2007

QUARTERLY RESULTS OF OPERATIONS (Unaudited) (in millions, except per-share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2006
Revenues	$3,695	$3,977	$3,844	$4,379	$15,895
Costs and Expenses(1)	3,487	3,712	3,753	4,135	15,087

Income from Continuing Operations before Income Taxes, Equity Income, Discontinued Operations and Cumulative Effect of Change in Accounting Principle	208	265	91	244	808
Income tax expenses (benefits)(2)	47	22	(416)	59	(288)
Equity in net income of unconsolidated affiliates	39	17	29	29	114

Net Income	$200	$260	$536	$214	$1,210

Basic Earnings per Share(3)	$0.20	$0.27	$0.55	$0.22	$1.25

Diluted Earnings per Share(3)	$0.20	$0.26	$0.54	$0.22	$1.22

2005
Revenues	$3,771	$3,921	$3,759	$4,250	$15,701
Costs and Expenses(1)	3,482	3,804	3,682	3,903	14,871

Income from Continuing Operations before Income Taxes, Equity Income, Discontinued Operations and Cumulative Effect of Change in Accounting Principle	289	117	77	347	830
Income tax expenses (benefits)(2)	116	(233)	29	83	(5)
Equity in net income of unconsolidated affiliates	37	20	23	18	98
Income from discontinued operations, net	—	53	—	—	53
Cumulative effect of change in accounting principle, net	—	—	(8)	—	(8)

Net Income	$210	$423	$63	$282	$978

Basic Earnings per Share(3)	$0.20	$0.43	$0.05	$0.28	$0.96

Diluted Earnings per Share(3)	$0.20	$0.40	$0.05	$0.27	$0.94

(1)	Costs and expenses include restructuring and asset impairment charges of $36, $110 and $239 for the second, third and fourth quarters of 2006, respectively, and $85, $194, $17 and $70 for the first, second, third and fourth quarters of 2005, respectively. In addition, the third quarter 2006 includes $68 for litigation matters related to probable losses on Brazilian labor-related contingencies (See Note 16). The 2005 first quarter includes a $93 gain from the sale of our equity interest in Integic (See Note 21) and the third quarter 2005 includes $115 of expense from the MPI arbitration panel ruling and probable losses for other legal matters (See Note 16).
(2)	The first and third quarters of 2006 include $24 and $448 of income tax benefits, respectively, related to the favorable resolution of certain tax matters from the 1999-2003 IRS audit. The second quarter of 2006 included $46 of income tax benefits from the resolution of certain tax issues associated with foreign tax audits. The 2005 second quarter included $343 of net income benefits related to the finalization of the 1996-1998 IRS audit, of which $233 was included in income taxes, $57 was included in other expenses, net and $53 was included in discontinued operations (See Note 15).
(3)	The sum of quarterly earnings per share may differ from the full-year amounts due to rounding, or in the case of diluted earnings per share, because securities that are anti-dilutive in certain quarters may not be anti-dilutive on a full-year basis.

FIVE YEARS IN REVIEW

(in millions, except per-share data)	2006	2005	2004	2003	2002
Per-Share Data
Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle
Basic	$1.25	$0.91	$0.84	$0.38	$0.11
Diluted	1.22	0.90	0.78	0.36	0.10
Earnings
Basic	$1.25	$0.96	$0.94	$0.38	$0.02
Diluted	1.22	0.94	0.86	0.36	0.02
Operations
Revenues	$15,895	$15,701	$15,722	$15,701	$15,849
Sales	7,464	7,400	7,259	6,970	6,752
Service, outsourcing and rentals	7,591	7,426	7,529	7,734	8,097
Finance income	840	875	934	997	1,000
Research, development and engineering expenses	922	943	914	962	980
Selling, administrative and general expenses	4,008	4,110	4,203	4,249	4,437
Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle	1,210	933	776	360	154
Net income	1,210	978	859	360	91
Financial Position
Cash, cash equivalents and Short-term investments	$1,536	$1,566	$3,218	$2,477	$2,887
Accounts and finance receivables, net	10,043	9,886	10,573	10,972	11,077
Inventories	1,163	1,201	1,143	1,152	1,231
Equipment on operating leases, net	481	431	398	364	450
Land, buildings and equipment, net	1,527	1,627	1,759	1,827	1,757
Investment in discontinued operations	295	420	440	449	728
Total Assets(1)	21,709	21,953	24,884	24,591	25,550
Consolidated Capitalization
Short-term debt and current portion of long-term debt	1,485	1,139	3,074	4,236	4,377
Long-term debt	5,660	6,139	7,050	6,930	9,794

Total Debt	7,145	7,278	10,124	11,166	14,171
Minorities’ interests in equity of subsidiaries	108	90	80	102	73
Liabilities to subsidiary trusts issuing preferred securities(2)	624	724	717	1,809	1,793
Series B convertible preferred stock	—	—	—	499	508
Series C mandatory convertible preferred stock	—	889	889	889	—
Common shareholders’ equity(1)	7,080	6,319	6,244	3,291	1,893

Total Consolidated Capitalization	$14,957	$15,300	$18,054	$17,756	$18,438

Selected Data and Ratios
Common shareholders of record at year-end	40,372	53,017	55,152	56,326	57,300
Book value per common share	$7.48	$6.79	$6.53	$4.15	$2.56
Year-end common stock market price	$16.95	$14.65	$17.01	$13.80	$8.05
Employees at year-end	53,700	55,220	58,100	61,100	67,800
Gross margin	40.6%	41.2%	41.6%	42.6%	42.8%
Sales gross margin	35.7%	36.6%	37.4%	37.6%	38.2%
Service, outsourcing and rentals gross margin	43.0%	43.3%	43.0%	44.3%	44.5%
Finance gross margin	63.7%	62.7%	63.1%	63.7%	59.9%
Working capital	$4,056	$4,390	$4,628	$2,666	$3,242
Current ratio	1.9	2.0	1.7	1.4	1.4
Cost of additions to land, buildings and equipment	$215	$181	$204	$197	$146
Depreciation on buildings and equipment	$277	$280	$305	$299	$341

(1)	Refer to Note 1 – “New Accounting Standards and Accounting Changes” for further information representing the effect of adopting FAS 158.
(2)	In 2005, includes $98 reported in other current liabilities.

CORPORATE INFORMATION

Stock Listed and Traded

Xerox common stock (XRX) is listed on the New York Stock Exchange and the Chicago Stock Exchange. It is also traded on the Boston, Cincinnati, Pacific Coast, Philadelphia and Switzerland exchanges.

Xerox Common Stock Prices and Dividends:

New York Stock Exchange composite prices*	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006
High	$15.34	$15.10	$15.71	$17.22
Low	13.98	13.28	13.31	15.37
2005
High	16.97	15.25	14.12	15.03
Low	$14.44	$13.09	$13.11	$12.41

*	Prices as of close of business

At its July 9, 2001 meeting, the company’s Board of Directors eliminated the dividend on the common stock.

Certifications

We have filed with the SEC the certification required by Section 302 of the Sarbanes-Oxley Act as an exhibit to our 2006 Annual Report on Form 10-K, and have submitted to the NYSE in 2006 the CEO certification required by the NYSE corporate governance rules.