Form 10-K, Exhibit 13
period 2007-12-31
XEROX CORP
filed 2008-02-15
CIK 108772

EXHIBIT 13

INDEX TO ANNUAL REPORT

Management’s Discussion and Analysis of Results of Operations and Financial Condition	3

Executive Overview	3

Financial Overview	3

Currency Impacts	4

Summary Results	4

Application of Critical Accounting Policies	6

Operations Review	10

Segment Revenue and Operating Profit	10

Costs, Expenses and Other Income	13

Gross Margin	13

Research, Development and Engineering	13

Selling, Administrative and General Expenses	14

Restructuring and Asset Impairment Charges	14

Worldwide Employment	14

Other Expenses, Net	15

Income Taxes	16

Equity in Net Income of Unconsolidated Affiliates	17

Income from Discontinued Operations	17

Recent Accounting Pronouncements	17

2008 Segment Reporting Change	17

Capital Resources and Liquidity	18

Cash Flow Analysis	18

Financing Activities	20

Liquidity, Financial Flexibility and Other Financing Activity	21

Contractual Cash Obligations and Other Commercial Commitments and Contingencies	22

Off-Balance Sheet Arrangements	24

Financial Risk Management	24

Non-GAAP Financial Measures	25

Forward-Looking Statements	25

Audited Consolidated Financial Statements	26

Consolidated Statements of Income	26

Consolidated Balance Sheets	27

Consolidated Statements of Cash Flows	28

Consolidated Statements of Common Shareholders’ Equity	29

Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies	30
2.	Segment Reporting	37
3.	Acquisitions	39
4.	Receivables, Net	41
5.	Inventories and Equipment on Operating Leases, Net	42
6.	Land, Buildings and Equipment, Net	43
7.	Investments in Affiliates, at Equity	43
8.	Goodwill and Intangible Assets, Net	45
9.	Restructuring and Asset Impairment Charges	46
10.	Supplementary Financial Information	47
11.	Debt	48
12.	Liability to Subsidiary Trust Issuing Preferred Securities	51
13.	Financial Instruments	51
14.	Employee Benefit Plans	54
15.	Income and Other Taxes	58
16.	Contingencies	61
17.	Shareholders’ Equity	68
18.	Earnings Per Share	70
19.	Divestitures and Other Sales	71

Reports of Management		73
Report of Independent Registered Public Accounting Firm		74
Quarterly Results of Operations		75
Five Years in Review		76
Certifications Pursuant to Rule 13a - 14 under the Securities Exchange Act of 1934, as amended		77

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

Executive Overview

We are a technology and services enterprise and a leader in the global document market, developing, manufacturing, marketing, servicing and financing the industry’s broadest portfolio of document equipment, solutions and services. The document industry is transitioning to digital systems, color, and to an increased reliance on electronic documents. Increasingly, businesses are digitally creating and storing documents and using the Internet to exchange electronic documents. More customers are seeking to gain efficiencies in their document management processes and are looking to us for document related services to achieve those efficiencies. We believe these trends play to the strengths of our product and service offerings and represent opportunities for future growth in the $125 billion market we serve. These transformations also represent opportunities for future growth since our research and development investments have been focused on digital, color and services offerings and our acquisitions have focused on expanding our services, software and distribution capabilities.

We operate in a global business environment, serving a wide range of customers with about 50 percent of our revenue generated from customers outside the U.S. Our markets are competitive and our customers demand improved solutions, such as the ability to print offset quality color documents on-demand; improved product functionality, such as the ability to print, copy, fax and scan from a single device; and lower prices for the same functionality. Customers are demanding document services such as assessment consulting, managed services, imaging and hosting and document intensive business process improvements.

We deliver advanced technology through investments in research and development and offset lower prices by focusing on streamlining our cost base. The majority of our revenue is recurring revenue (supplies, service, paper, outsourcing and rentals), which we collectively refer to as post sale revenue. Post sale revenue is driven by the amount of equipment installed at customer locations and the utilization of those devices. As such, our critical success factors include equipment installations, which stabilize and grow our installed base of equipment at customer locations, page volume growth and higher revenue per page. Key drivers to increase equipment usage are connected multifunction devices, new services and solutions. The transition to color is the primary driver to improve revenue per page, as color documents typically require significantly more toner coverage per page than traditional black-and-white printing.

Financial Overview

In 2007, we grew revenue, expanded earnings and generated strong operating cash flow. Our investments in the growing areas of digital production and office systems, particularly with respect to color products, contributed to the majority of our equipment sales being generated from products launched in the last two years. During 2007 we completed the acquisitions of Global Imaging Systems, Inc. (“GIS”) and Advectis, Inc. The acquisition of GIS greatly expanded our reach in the small to mid-size business (“SMB”) market and together with favorable currency was a key driver of our increase in revenue. Total revenue increased 8% over the prior year reflecting 9% growth in post sale, financing and other revenue and 7% equipment sales growth. Total color revenue was up 14% over the prior year reflecting our investments in this market and document management services (also referred to as “Xerox Global Services”) post sale, financing and other revenue of $3.4 billion increased 8% over 2006.

2007 gross margins of 40.3% were slightly below prior year as cost improvements were offset by product mix and pricing. Selling, administrative and general (“SAG”) expense as a percent of revenue was 0.2-percentage points lower year over year. SAG expenses grew as the inclusion of GIS and unfavorable currency offset the benefits of prior restructuring. Additionally, we continued to invest in research and development and to prioritize our investments to the faster growing areas of the market.

Our balance sheet strategy focused on optimizing operating cash flows and returning value to shareholders through acquisitions, share repurchase and dividends. We continue to maintain debt levels primarily to support our customer financing operations as debt associated with our acquisition of GIS was effectively repaid by year-end. We also continued our strategy to replace debt secured by our finance receivables with new unsecured debt, reducing the percentage of secured debt to total debt to a modest 4%. The successful implementation of this strategy enabled us to significantly strengthen our balance sheet and led to our third investment grade credit rating, thereby completing the transition to a high-grade credit.

We finished the year with a cash and cash equivalents balance of $1.1 billion. Our prospective balance sheet strategy includes: optimizing operating cash flows, maintaining our investment grade credit ratings, achieving an optimal cost of capital and effectively deploying cash to deliver and maximize long-term shareholder value. Our strategy also includes maintaining an appropriate leverage of our financing assets (finance receivables and equipment on operating leases) and an appropriate level of non-financing debt.

During 2007 we declared our first quarterly dividend in six years. A dividend of 4.25 cents per share was paid on January 31, 2008 to shareholders of record on December 31, 2007. The dividend declaration underscores our confidence in our business model and the health of our business, which is the foundation for our strong financial position.

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

Approximately 50% of our consolidated revenues are derived from operations outside of the United States where the U.S. dollar is not the functional currency. When compared with the average of the major European currencies on a revenue-weighted basis, the U.S. dollar was 9% weaker in 2007 and unchanged in 2006 and 2005. As a result, the foreign currency translation impact on revenue was a 3% benefit in 2007 and negligible in 2006.

Summary Results

Revenues

Revenues for the three years ended December 31, 2007 were as follows:

(in millions)	Year Ended December 31,			Percent Change
	2007	2006	2005	2007	2006
Equipment sales	$4,753	$4,457	$4,519	7%	(1)%
Post sale and other revenue (1)	11,653	10,598	10,307	10%	3%
Finance income	822	840	875	(2)%	(4)%

Total Revenue	$17,228	$15,895	$15,701	8%	1%

Reconciliation to Consolidated Statements of Income
Sales	$8,192	$7,464	$7,400
Less: Supplies, paper and other sales	(3,439)	(3,007)	(2,881)

Equipment sales	$4,753	$4,457	$4,519

Service, outsourcing and rentals	$8,214	$7,591	$7,426
Add: Supplies, paper and other sales	3,439	3,007	2,881

Post sale and other revenue	$11,653	$10,598	$10,307

Memo: Color (2)	$6,356	$5,578	$4,928

Total 2007 revenue increased 8% compared to the prior year and includes the results of GIS since May 9, 2007, the effective date of the acquisition. When including GIS in our 2006 results(3), our 2007 total revenue increased 4%. Currency had a 3-percentage point positive impact on total revenues. Total revenues included the following:

•

9% increase in post sale, financing and other revenue, or 6% including GIS in our 2006 results(3). This included a 3-percentage point benefit from currency. Growth in GIS, color products, DMO and document management services more than offset the decline in black-and-white digital office revenue and light lens products:

•

8% increase in service, outsourcing, and rentals revenue to $8,214 million reflected the inclusion of GIS, growth in document management services and technical service revenue. Supplies, paper, and other sales of $3,439 million grew 14% year-over-year due to the inclusion of GIS as well as growth in DMO.

•

7% increase in equipment sales revenue, or a decrease of 1% when including GIS in our 2006 results(3). This included a 3-percentage point benefit from currency. Growth in office multifunction color and production color install activity was offset by overall price declines of between 5%—10%, declines in production black-and-white products and color printers, as well as an increased proportion of equipment installed under operating lease contracts where revenue is recognized over-time in post sale.

•	14% growth in color revenue(2). Color revenue of $6,356 million comprised 39% of total revenue, compared to 35% in 2006 reflecting:
•	18% growth in color post sale, financing and other revenue. Color represented 35% and 31% of post sale, financing and other revenue, in 2007 and 2006, respectively(4).
•	7% growth in color equipment sales revenue. Color sales represented 49% and 45% of total equipment sales, in 2007 and 2006, respectively(4).
•	31% growth in color pages. Color pages represented 12% and 9% of total pages, in 2007 and 2006, respectively(4).

Total 2006 revenue increased 1% from the prior year. There was a negligible impact from currency. Total revenue included the following:

•

1% decline in equipment sales, including a benefit from currency of 1-percentage point, primarily reflecting revenue declines in Office and high-end production black-and-white products, partially offset by revenue growth from color products and growth in DMO. Strong install activity in color products and office black-and-white products including, entry production color, iGen3 and office multifunction color products, partially offset by overall price declines. Approximately two-thirds of 2006 equipment sales were generated from products launched in the past 24 months.

•

3% growth in post sale and other revenue, including a benefit from currency of 1-percentage point, primarily reflecting growth in digital Office and Production products, DMO, and value-added services offset by declines in light lens and licensing revenue. Analog revenues of $302 million represented 3% of 2006 post sale revenue compared to $494 million or 5% of 2005 post sale revenue.
•	4% decline in Finance income, including a benefit from currency of 1-percentage point, reflecting lower average finance receivables.
•	13% growth in color revenue. Color revenue of $5,578 million comprised 35% of total revenue in 2006 compared to 31% in 2005.
•

16% growth in color post sale and other revenue. Color sales represented 31% of post sale and other revenue in 2006 compared to 28% in 2005. In 2006, approximately 9% of our pages were printed on color devices, which was up from 7% in 2005.

•

9% growth in color equipment sales revenue. The pace of color equipment sales growth was impacted by lower OEM color printer sales. Color sales represented approximately 45% of total equipment sales in 2006 compared to 41% in 2005.

(1)	Post sale revenue is largely a function of the equipment placed at customer locations, the volume of prints and copies that our customers make on that equipment, the mix of color pages, as well as associated services.
(2)	Color revenues represent a subset of total revenues and excludes the impact of GIS.
(3)	The percentage point impacts from GIS reflect the revenue growth year-over-year after including GIS’ results from 2006 on a proforma basis. See page 25 for an explanation of this non-GAAP measure.
(4)	As of December 31, 2007, total color, color post sale, financing and other, and color equipment sales revenues comprised 37%, 34% and 46%, respectively, if calculated on total, total post sale, financing and other, and total equipment sales revenues, including GIS. GIS is excluded from the color information presented, as the breakout of the information required to make this computation for all periods is not available.

2008 Projected Revenues

Excluding currency impacts, we expect 2008 revenue to grow moderately driven by continued increases in annuity revenue. We anticipate that new launches combined with products and applications launched during the prior two years, and the businesses acquired in 2007, will enable us to further strengthen our market position.

Growth in post sale and other revenue will be driven by our success in increasing the volume of equipment installed at customer locations, volume of pages and mix of color pages generated on that equipment, as well as growth in document management services.

Net Income

Net income and diluted earnings per share for the three years ended December 31, 2007 were as follows:

(in millions, except per share amounts)	2007	2006	2005
Net income	$1,135	$1,210	$978

Diluted earnings per share	$1.19	$1.22	$0.94

2007 Net income of $1,135 million, or $1.19 per diluted share, decreased $75 million or $0.03 per diluted share from 2006 primarily reflecting:

•	Gross profit increase of $492 million due to increased revenue of $1,333 million, including the addition of GIS.
•	Increase in selling, administrative and general expenses of $304 million due primarily to the inclusion of GIS.
•	Decrease in restructuring and asset impairment charges of $391 million. 2006 restructuring charges were $385 million ($257 million after-tax).
•

Decrease in Other expenses, net of $41 million due to 2006 charges of $68 million (pre and post tax) related to probable losses for Brazilian labor-related contingencies and a $13 million ($9 million after-tax) charge resulting from the termination of a previous credit facility.

•	Increase in income tax expense of $688 million due to higher pre-tax income as well as the absence of the following 2006 income tax benefits:
•	$472 million related to the favorable resolution of certain tax matters from the 1999-2003 IRS audit.
•	$46 million tax benefit resulting from the resolution of certain tax matters associated with foreign tax audits.
•	Decrease in equity income of $17 million primarily attributable to charges of $30 million for our share of Fuji Xerox restructuring.

2006 Net income of $1,210 million, or $1.22 per diluted share, increased $232 million or $0.28 per diluted share from 2005 primarily reflecting:

•	$472 million income tax benefit related to the favorable resolution of certain tax matters from the 1999-2003 IRS audit.
•	$68 million (pre-tax and after-tax) for litigation matters related to probable losses on Brazilian labor-related contingencies.
•	$46 million tax benefit resulting from the resolution of certain tax matters associated with foreign tax audits.
•	$13 million ($9 million after-tax) charge from the write-off of the unamortized deferred debt issuance costs as a result of the termination of a previous credit facility.
•	$385 million ($257 million after-tax) restructuring and asset impairment charges.

2005 Net income of $978 million, or $0.94 per diluted share, included the following:

•	$343 million after-tax benefit related to the finalization of the 1996-1998 IRS audit.
•	$115 million ($84 million after-tax) charge for litigation matters relating to the MPI arbitration panel decision and probable losses for other legal matters.
•	$93 million ($58 million after-tax) gain related to the sale of our total equity interest in Integic Corporation (“Integic”).
•	$366 million ($247 million after-tax) restructuring and asset impairment charges.

Application of Critical Accounting Policies

In preparing our Consolidated Financial Statements and accounting for the underlying transactions and balances, we apply various accounting policies. Senior management has discussed the development and selection of the critical accounting policies, estimates and related disclosures, included herein, with the Audit Committee of the Board of Directors. We consider the policies discussed below as critical to understanding our Consolidated Financial Statements, as their application places the most significant demands on management’s judgment, since financial reporting results rely on estimates of the effects of matters that are inherently uncertain. In instances where different estimates could have reasonably been used, we disclosed the impact of these different estimates on our operations. In certain instances like revenue recognition for leases, the accounting rules are prescriptive; therefore, it would not have been possible to reasonably use different estimates. Changes in assumptions and estimates are reflected in the period in which they occur. The impact of such changes could be material to our results of operations and financial condition in any quarterly or annual period.

Specific risks associated with these critical accounting policies are discussed throughout the MD&A, where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, refer to Note 1-Summary of Significant Accounting Policies, in the Consolidated Financial Statements.

Revenue Recognition for Leases: Our accounting for leases involves specific determinations under applicable lease accounting standards, which often involve complex and prescriptive provisions. These provisions affect the timing of revenue recognition for our equipment. If a lease qualifies as a sales-type capital lease, equipment revenue is recognized upon delivery or installation of the equipment as sale revenue as opposed to ratably over the lease term. The critical elements that we consider with respect to our lease accounting are the determination of the economic life and the fair value of equipment, including the residual value. For purposes of determining the economic life, we consider the most objective measure to be the original contract term, since most equipment is returned by lessees at or near the end of the contracted term. The economic life of most of our products is five years since this represents the most frequent contractual lease term for our principal products and only a small percentage of our leases are for original terms longer than five years. There is no significant after-market for our used equipment. We believe five years is representative of the period during which the equipment is expected to be economically usable, with normal service, for the purpose for which it is intended.

Revenue Recognition Under Bundled Arrangements: We sell the majority of our products and services under bundled lease arrangements, which typically include equipment, service, supplies and financing components for which the customer pays a single negotiated monthly fixed price for all elements over the contractual lease term. Typically these arrangements include an incremental, variable component for page volumes in excess of contractual page volume minimums, which are often expressed in terms of price per page. Revenues under these arrangements are allocated, considering the relative fair values of the lease and non-lease deliverables included in the bundled arrangement, based upon the estimated relative fair values of each element. Lease deliverables include maintenance and executory costs, equipment and financing, while non-lease deliverables generally consist of supplies and non-maintenance services. Our revenue allocation for lease deliverables begins by allocating revenues to the maintenance and executory costs plus profit thereon. The remaining amounts are allocated to the equipment and financing elements. We perform extensive analyses of available verifiable objective evidence of equipment fair value based on cash selling prices during the applicable period. The cash selling prices are compared to the range of values included in our lease accounting systems. The range of cash selling prices must be reasonably consistent with the lease selling prices, taking into account residual values that accrue to our benefit, in order for us to determine that such lease prices are indicative of fair value. Our pricing interest rates, which are used in determining customer payments, are developed based upon a variety of factors including local prevailing rates in the marketplace and the customer’s credit history, industry and credit class. We reassess our pricing interest rates quarterly based on changes in the local prevailing rates in the marketplace. These interest rates are adjusted if the rates vary by twenty-five basis points or more, cumulatively, from the last rate in effect. The pricing interest rates generally equal the implicit rates within the leases, as corroborated by our comparisons of cash to lease selling prices.

Residual Values for Equipment under Lease: Residual values represent the recorded estimated fair value of equipment as of the end of the lease. Residual values associated with equipment under sales-type leases are included as a component of our net finance receivables balance and amounted to $69 million and $90 million at December 31, 2007 and 2006. Residual values associated with equipment under operating leases represent the recorded estimated salvage value at the end of the lease term and are included as a component of equipment on operating leases, net and amounted to $36 million and $41 million at December 31, 2007 and 2006. Equipment under operating leases and similar arrangements are depreciated to estimated salvage value over their estimated useful lives.

We review residual values regularly and, when appropriate, adjust them based on estimates of expected market conditions at the end of the lease, including the impacts of future product launches, changes in remanufacturing strategies and the expected lessee behavior at the end of the lease term. Impairments to residual values occur when available information indicates that the decline in recorded value is other than temporary and we would therefore not be able to fully recover the recorded values. Impairments on residual values are recognized as losses in the period in which the estimate is changed or as a revision in depreciation estimates for sales-type leases and operating leases, respectively. We recorded $1 million and $4 million in residual value impairment charges for the years ended December 31, 2007 and 2005. We did not record any residual value impairment charges for the year ended December 31, 2006.

Allowance for Doubtful Accounts and Credit Losses: We perform ongoing credit evaluations of our customers and adjust credit limits based upon customer payment history and current creditworthiness. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience credit loss rates similar to those we have experienced in the past. Measurement of such losses requires consideration of historical loss experience, including the need to adjust for current conditions, and judgments about the probable effects of relevant observable data, including present economic conditions such as delinquency rates and financial health of specific customers. We recorded bad debt provisions of $134 million, $87 million, and $72 million in SAG expenses in our Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005, respectively.

As discussed above, in preparing our Consolidated Financial Statements for the three year period ended December 31, 2007, we estimated our provision for doubtful accounts based on historical experience and customer-specific collection issues. This methodology has been consistently applied for all periods presented. During the five year period ended December 31, 2007, our allowance for doubtful accounts ranged from 3.0% to 4.6% of gross receivables. Holding all other assumptions constant, a 1-percentage point increase or decrease in the allowance from the December 31, 2007 rate of 3.1% would change the 2007 provision by approximately $110 million.

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

Pension and Post-retirement Benefit Plan Assumptions: We sponsor pension plans in various forms in several countries covering substantially all employees who meet eligibility requirements. Post-retirement benefit plans cover primarily U.S. employees for retirement medical costs. Several statistical and other factors that attempt to anticipate future events are used in calculating the expense, liability and asset values related to our pension and post-retirement benefit plans. These factors include assumptions we make about the discount rate, expected return on plan assets, rate of increase in healthcare costs, the rate of future compensation increases and mortality. For purposes of determining the expected return on plan assets, we utilize a calculated value approach in determining the value of the pension plan assets, as opposed to a fair market value approach. The primary difference between the two methods relates to a systematic recognition of changes in fair value over time (generally two years) versus immediate recognition of changes in fair value. Our expected rate of return on plan assets is then applied to the calculated asset value to determine the amount of the expected return on plan assets to be used in the determination of the net periodic pension cost. The calculated value approach reduces the volatility in net periodic pension cost that can result from using the fair market value approach. The difference between the actual return on plan assets and the expected return on plan assets is added to, or subtracted from, any cumulative differences that arose in prior years. This amount is a component of the net actuarial gain or loss and is subject to amortization to net periodic pension cost over the average remaining service lives of the employees participating in the pension plan.

Total actuarial losses for our pension plans as of December 31, 2007 were $1 billion, as compared to $1.6 billion at December 31, 2006. The change from December 31, 2006 relates primarily to an increase in the discount rate. The total actuarial loss will be amortized in the future, subject to offsetting gains or losses that will change the future amortization amount. We have utilized a weighted average expected rate of return on plan assets of 7.6% for 2007, 7.8% for 2006 and 8.0% for 2005, on a worldwide basis. In estimating this rate, we considered the historical returns earned by the plan assets, the rates of return expected in the future and our investment strategy and asset mix with respect to the plans’ funds. The weighted average expected rate of return on plan assets we will utilize for 2008 will be 7.6%.

Another significant assumption affecting our pension and post-retirement benefit obligations and the net periodic pension and other post-retirement benefit cost is the rate that we use to discount our future anticipated benefit obligations. The discount rate reflects the current rate at which the pension liabilities could be effectively settled considering the timing of expected payments for plan participants. In estimating this rate, we consider rates of return on high quality fixed-income investments included in various published bond indexes, adjusted to eliminate the effects of call provisions and differences in the timing and amounts of cash outflows related to the bonds. In the U.S. and the U.K., which comprise approximately 80% of our projected benefit obligations, we consider the Moody’s Aa Corporate Bond Index and the International Index Company’s iBoxx Sterling Corporate AA Cash Bond Index, respectively in the determination of the appropriate discount rate assumptions. The weighted average rate we utilized to measure our pension obligation as of December 31, 2007 and calculate our 2008 expense was 5.9%, which is an increase from 5.3% used in determining 2007 expense. Assuming settlement losses in 2008 are consistent with 2007, our 2008 net periodic pension cost is expected to be approximately $40 million lower than 2007, primarily as a result of the increase in the discount rate.

On a consolidated basis, we recognized net periodic pension cost of $315 million, $425 million, and $414 million for the years ended December 31, 2007, 2006 and 2005, respectively. The costs associated with our defined contribution plans, which are included in net periodic pension cost, were $80 million, $70 million and $71 million for the years ended December 31, 2007, 2006 and 2005, respectively. Pension cost is included in several income statement components based on the related underlying employee costs. Pension and post-retirement benefit plan assumptions are included in Note 14-Employee Benefit Plans in the Consolidated Financial Statements. Holding all other assumptions constant, a 0.25% increase or decrease in the discount rate would change the 2008 projected net periodic pension cost by $26 million. Likewise, a 0.25% increase or decrease in the expected return on plan assets would change the 2008 projected net periodic pension cost by $19 million.

Refer to Note 1-”New Accounting Standards and Accounting Changes” in the Consolidated Financial Statements for additional information regarding our 2006 adoption of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R).”

Income Taxes and Tax Valuation Allowances: We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in our Consolidated Balance Sheets, as well as operating loss and tax credit carryforwards. We follow very specific and detailed guidelines in each tax jurisdiction regarding the recoverability of any tax assets recorded in our Consolidated Balance Sheets and provide necessary valuation allowances as required. We regularly review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. If we continue to operate at a loss in certain jurisdictions or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase the valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. Conversely, if and when our operations in some jurisdictions were to become sufficiently profitable to recover previously reserved deferred tax assets, we would reduce all or a portion of the applicable valuation allowance in the period when such determination is made. This would result in an increase to reported earnings in such period. Adjustments to our valuation allowance, through charges/(credits) to income tax expense, were $14 million, $12 million, and $(38) million for the years ended December 31, 2007, 2006 and 2005, respectively. There were other increases/(decreases) to our valuation allowance, including the effects of currency, of $86 million, $45 million, and $61 million for the years ended December 31, 2007, 2006 and 2005, respectively, that did not affect income tax expense in total as there was a corresponding adjustment to deferred tax assets or other comprehensive income. Gross deferred tax assets of $3.6 billion and $3.9 billion had valuation allowances of $747 million and $647 million at December 31, 2007 and 2006, respectively.

We adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109,” on January 1, 2007. The adoption of this interpretation changed the way we evaluated recognition and measurement of uncertain tax positions. Refer to Note 1-”New Accounting Standards and Accounting Changes” and Note 15-”Income and Other Taxes” in the Consolidated Financial Statements for further information regarding the adoption and application of this interpretation.

We are subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, we may incur additional tax expense based upon our assessment of the more-likely-than-not outcomes of such matters. In addition, when applicable, we adjust the previously recorded tax expense to reflect examination results. Our ongoing assessments of the more-likely-than-not outcomes of the examinations and related tax positions require judgment and can materially increase or decrease our effective tax rate as well as impact our operating results.

We file income tax returns in the U.S. Federal jurisdiction and various foreign jurisdictions. In the U.S. we are no longer subject to U.S. Federal income tax examinations by tax authorities for years before 2006. With respect to our major foreign jurisdictions, we are no longer subject to tax examinations by tax authorities before 2000.

Legal Contingencies: We are involved in a variety of claims, lawsuits, investigations and proceedings concerning securities law, intellectual property law, environmental law, employment law and ERISA, as discussed in Note 16-Contingencies in the Consolidated Financial Statements. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess our potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

Business Combinations and Goodwill: The application of the purchase method of accounting for business combinations requires the use of significant estimates and assumptions in the determination of the fair value of assets acquired and liabilities assumed in order to properly allocate purchase price consideration between assets that are depreciated and amortized from goodwill. Our estimates of the fair values of assets and liabilities acquired are based upon assumptions believed to be reasonable, and when appropriate, include assistance from independent third-party appraisal firms.

As result of our current year acquisition of GIS, as well as prior year acquisitions, we have a significant amount of goodwill. Goodwill is tested for impairment annually or more frequently if an event or circumstance indicates that an impairment loss may have been incurred. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. We estimate the fair value of each reporting unit using a discounted cash flow methodology. This requires us to use significant judgment including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur, determination of our weighted average cost of capital, and relevant market data. Refer to Note 8 - Goodwill and Intangible Assets, Net in the Consolidated Financial Statements for further information regarding goodwill by operating segment.

Operations Review

Our reportable segments are consistent with how we manage the business and view the markets we serve. Our reportable segments are Production, Office, DMO and Other. See Note 2 – Segment Reporting in the Consolidated Financial Statements for further discussion on our segment operating revenues and segment operating profit.

Revenue by segment for the years ended 2007, 2006 and 2005 were as follows:

	Year Ended December 31,
(in millions)	Production	Office	DMO	Other	Total
2007
Equipment sales	$1,297	$2,590	$658	$208	$4,753
Post sale and other revenue	3,163	5,223	1,492	1,775	11,653
Finance income	311	491	5	15	822

Total Revenues	$4,771	$8,304	$2,155	$1,998	$17,228

Segment Profit	$448	$973	$134	$33	$1,588

Operating Margin	9.4%	11.7%	6.2%	1.7%	9.2%

2006
Equipment sales	$1,343	$2,368	$605	$141	$4,457
Post sale and other revenue	2,913	4,760	1,327	1,598	10,598
Finance income	323	497	6	14	840

Total Revenues	$4,579	$7,625	$1,938	$1,753	$15,895

Segment Profit	$403	$832	$124	$31	$1,390

Operating Margin	8.8%	10.9%	6.4%	1.8%	8.7%

2005
Equipment sales	$1,368	$2,436	$558	$157	$4,519
Post sale and other revenue	2,830	4,670	1,245	1,562	10,307
Finance income	342	512	9	12	875

Total Revenues	$4,540	$7,618	$1,812	$1,731	$15,701

Segment Profit	$427	$819	$64	$151	$1,461

Operating Margin	9.4%	10.8%	3.5%	8.7%	9.3%

Production

Revenue

2007 Production revenue of $4,771 million increased 4%, including a 4-percentage point benefit from currency, reflecting:

•	9% increase in post sale and other revenue, including a 5-percentage point benefit from currency, as growth from digital products more than offset declines in revenue from older light lens technology.
•

3% decrease in equipment sales revenue, including a 5-percentage point benefit from currency, reflecting growth in production color systems offset by declines in black-and-white production printing systems and light production and an increased proportion of equipment installed under operating lease contracts where revenue is recognized over-time in post sale.

•	6% growth in installs of production color products driven by DocuColor 242/252/260 family, Docucolor 5000 and iGen3 activity.
•	8% decline in installs of production black-and-white systems reflecting a decline in installs of high-volume and light production systems.

2006 Production revenue of $4,579 million increased 1%, including a 1-percentage point benefit from currency, reflecting:

•

3% increase in post sale and other revenue reflecting growth in color products which was partially offset by declines in revenue from high-end black-and-white digital products and older light lens technology.

•	2% decrease in equipment sales revenue, including a 1-percentage point benefit from currency, as price declines of less than 5% was partially offset by strong color install activity.
•	74% growth in installs of production color products largely driven by strong activity in the DocuColor 240/250, DocuColor 5000 and DocuColor 7000/8000, as well as an increase in iGen3 installs.
•

Installs of production black-and-white systems were flat year-over-year. This included 16% growth in installs of black-and-white light production systems, reflecting continued success of the 4110 light production system, which was more than offset by 21% declines in installs of high-end black-and-white systems.

Operating Profit

2007 Operating profit of $448 million increased $45 million from 2006. The increase is primarily the result of higher gross profit and lower R,D&E, partially offset by an increase in bad debt expense.

2006 Operating profit of $403 million declined $24 million from 2005. This decrease is a result of reduced gross margins impacted by product mix, price declines and an increase in bad debt expense, partially offset by a decrease in R,D&E spending and selling expenses.

Office

Revenue

2007 Office revenue of $8,304 million increased 9%, including a 3-percentage point benefit from currency, reflecting:

•	10% increase in post sale and other revenue, reflecting the inclusion of GIS as well as growth from color multifunction devices and color printers.
•	9% increase in equipment sales revenue, reflecting the inclusion of GIS as well as color multifunction products install growth.
•	65% color multifunction device install growth led by strong demand for Xerox WorkCentre products.
•

5% increase in installs of black-and-white copiers and multifunction devices, including 4% growth in Segment 1&2 products (11-30 ppm) and 7% growth in Segment 3-5 products (31-90 ppm) that includes the 95 ppm device with an embedded controller.

•	10% decline in color printer installs due to lower OEM sales.

2006 Office revenue of $7,625 million was relatively flat year over year, including a negligible currency effect.

•

2% increase in post sale and other revenue, including a benefit from currency of 1-percentage point. Growth in revenue from color multifunction products, black-and-white and color printers, were partially offset by declines in black-and-white multifunction and older light lens technology.

•

3% decrease in equipment sales revenue, including a benefit from currency of 1-percentage point. Price declines of less than 10% more than offset the growth in office color multifunction and black-and-white products. In addition, an increased proportion of office equipment installed under operating lease contracts were recognized in post sale revenue.
•	35% increase in installs of office color multifunction systems.
•

8% increase in installs of black-and-white digital copiers and multifunction devices. Install growth was driven by 15% growth in Segments 3-5 devices (31-90 ppm) and 7% growth in Segments 1&2 devices (11-30 ppm).

•	5% decline in color printers as compared to 111% growth in the comparable 2005 periods. The decline reflects lower 2006 OEM sales.

Operating Profit

2007 Operating profit of $973 million increased $141 million from 2006. The increase was primarily due to the inclusion of GIS and higher gross profits partially offset by higher SAG expenses.

2006 Operating profit of $832 million increased $13 million from 2005, reflecting the reduction in SAG expenses partially offset by lower gross profit.

DMO

Revenue

2007 DMO revenue of $2,155 million increased 11% from 2006, reflecting:

•	Strong performance in Eurasia, Central and Eastern Europe and the Middle East.
•	12% increase in post sale and other revenue, driven primarily by increased supplies, document management services and paper revenue.
•

9% increase in equipment sales revenue, reflecting install growth in office multifunction devices, light production black-and-white and production color systems. DMO equipment sales consist of Office and Production products, including a large proportion of sales in Segment 1&2 office products.

2006 DMO revenue of $1,938 million increased 7% from 2005, reflecting:

•	7% increase in post sale and other revenue, driven primarily by growth in revenue from supplies, color products and services.
•	8% increase in equipment sales revenue, reflecting strong sales of Segments 1&2 devices, as well as install growth in light production black-and-white and production color systems.

Operating Profit

2007 Operating profit of $134 million increased $10 million from 2006 reflecting higher gross profit primarily from increased revenue, partially offset by an increase in SAG expenses.

2006 Operating profit of $124 million increased $60 million from 2005, reflecting higher gross profit and reduction in SAG expenses.

Other

Revenue

2007 Other revenue of $1,998 million increased 14%, including a 3-percentage point benefit from currency, primarily reflecting the inclusion of GIS as well as increased paper and value-added services revenues. Paper comprised approximately 40% of Other segment revenue.

2006 Other revenue of $1,753 million increased 1% from 2005 reflecting:

•	11% decrease in equipment revenue driven by lower equipment component sales included in value-added services.
•	3% increase in post sale and other revenue from 2005, including a benefit from currency of 1-percentage point, due primarily to increased paper sales and value-added services. Paper comprised approximately two-thirds of the 2006 Other segment post sale and other revenue.

Operating Profit

2007 Operating profit of $33 million increased $2 million from 2006 reflecting higher revenue as well as lower currency exchange losses and litigation charges, partially offset by higher interest expense and lower gains on the sales of businesses and assets.

2006 Operating profit of $31 million decreased $120 million from 2005, reflecting:

•

The absence of the following items that occurred in 2005: $93 million gain related to the sale of Integic and the $57 million interest benefit from the finalization of the 1996-1998 Internal Revenue Service tax audit.

•	$13 million pre-tax write-off resulting from the termination of a previous credit facility.
•	Lower interest income of $12 million and increased non-financing interest expense of $8 million.

The above were partially offset by the following:

•	Increased paper profit due to increased sales and reduced SAG expenses resulting from organizational streamlining.
•	$44 million in gains on sale of assets.

Costs, Expenses and Other Income

Gross Margin

Gross margins by revenue classification were as follows:

	Year Ended December 31,
(in millions)	2007	2006	2005
Total Gross margin	40.3%	40.6%	41.2%
Sales	35.9%	35.7%	36.6%
Service, outsourcing and rentals	42.7%	43.0%	43.3%
Finance income	61.6%	63.7%	62.7%

2007 Total Gross margin was down slightly as compared to 2006 as cost improvements were offset by price and product mix.

•	Sales gross margin increased 0.2-percentage points primarily as cost improvements and other variances more than offset the 2.0-percentage point impact of price declines.
•

Service, outsourcing and rentals margin decreased 0.3-percentage points as cost improvements and other variances did not fully offset price declines and unfavorable product mix of approximately 2.0-percentage points.

•

Financing income margin declined 2.1-percentage points reflecting additional interest expense due to higher interest rates. Equipment financing interest is determined based on an estimated cost of funds, applied against an estimated level of debt required to fund our net finance receivables on a 7 to 1 debt to equity leverage ratio (refer to Note 11- Debt in the Consolidated Financial Statements for further information).

2006 Total Gross margin decreased by 0.6-percentage points from 2005 due to product mix. Price declines of 1.4-percentage points were offset by productivity improvements and other variances of 1.4-percentage points.

•

Sales gross margin decreased 0.9-percentage points from 2005 as price declines of 2.1-percentage points exceeded the combined impacts of productivity improvements, product mix and other variances of 1.2-percentage points.

•

Service, outsourcing and rentals margin decreased 0.3-percentage points from 2005 as product mix decline of 1.3-percentage points exceeded the impact of productivity improvements, price and other variances of 1.0-percentage points.

•	Financing income margin increased 1.0-percentage points due to changes in interest costs specific to equipment financing.

Research, Development and Engineering Expenses (“R,D&E”)

(in millions)	Year Ended December 31,			Change
	2007	2006	2005	2007		2006
Total R,D&E expenses	$912	$922	$943	$10		$(21)
R,D&E % Revenue	5.3%	5.8%	6.0%	(0.5	)pts	(0.2	)pts

2007 R,D&E of $912 million decreased $10 million from 2006. We expect our 2008 R,D&E spending to approximate 5% to 5.5% of total revenue.

•

R&D of $764 million increased $3 million from 2006. We invest in technological development, particularly in color, and believe our R&D spending is sufficient to remain technologically competitive. Our R&D is strategically coordinated with that of Fuji Xerox, which invested $672 million and $660 million in R&D in 2007 and 2006, respectively.

•

Sustaining engineering costs of $148 million were $13 lower than 2006 due primarily to lower spending related to environmental compliance activities and maturing product platforms in the Production segment.

•	R,D&E as a percentage of revenue declined 0.5-percentage points as we leveraged our current R,D&E investments to support GIS operations.

2006 R,D&E of $922 million decreased $21 million from 2005 reflecting lower environmental compliance spending.

•	R&D of $761 million increased $6 million from 2005 reflecting higher expenditures in the Production and Office segments primarily related to expected 2007 product launches.
•	Sustaining engineering costs of $161 million decreased $27 million from 2005, reflecting lower spending related to environmental compliance activities and maturing product platforms.

Selling, Administrative and General Expenses (“SAG”)

	Year Ended December 31,			Amount Change
	2007	2006	2005	2007		2006
Total SAG expenses	$4,312	$4,008	$4,110	$304		$(102)
SAG as a % of revenue	25.0%	25.2%	26.2%	(0.2	)pts	(1.0	)pts

2007 SAG expenses of $4,312 million were higher than 2006, including a $141 million negative impact from currency. The SAG expense increase was the result of the following:

•

$93 million increase in selling expenses primarily reflecting the negative impact from currency and the inclusion of GIS. This increase was partially offset by lower costs reflecting the benefits from the 2006 restructuring programs intended to realign our sales infrastructure.

•	$164 million increase in general and administrative (“G&A”) expenses primarily from the inclusion of GIS, unfavorable currency and information technology investments.
•

$47 million increase in bad debt expense primarily as a result of an increase in reserves for several customers in Europe as well as a 2006 reduction in expense due to adjustments to the reserves to reflect improvement in write-offs and aging.

2006 SAG expenses of $4,008 million decreased from 2005 as a result of the following:

•	$58 million reduction in selling expenses, including lower marketing spending and headcount reductions.
•	$59 million reduction in G&A expenses as a result of continued expense management initiatives, including benefits from restructuring.
•	The above reductions were partially offset by a $15 million increase in bad debt expense.

Bad debt expense included in SAG was $134 million, $87 million and $72 million in 2007, 2006 and 2005, respectively. Both 2005 and, to a lesser extent, 2006 reflect the benefits associated with recoveries and adjustments to the reserves as the result of improvements in write-offs and aging. This favorable trend in write-offs, receivables aging and collections continues to be reflected in our current year bad debt expense. Bad debt expense as a percent of total revenue was 0.8%, 0.5% and 0.5% for 2007, 2006 and 2005, respectively. At December 31, 2007, bad debt reserves, as a percentage of receivables, were comparable to year end 2006.

Restructuring and Asset Impairment Charges

For the three years ended December 31, 2007, 2006 and 2005 we recorded restructuring and asset impairment (credits)/charges of $(6) million, $385 million and $366 million, respectively. Restructuring activity was minimal in 2007 and the related credit of $6 million primarily reflects changes in estimates for prior years’ severance costs. 2006 net charges of $318 million related to headcount reductions of approximately 3,400 employees in North America and Europe. Lease termination and asset impairment net charges of $67 million primarily reflected the relocation of certain manufacturing operations and the exit from certain leased and owned facilities. 2005 net charges of $350 million related to the elimination of 3,900 employees worldwide and the remaining $16 million of net charges related to asset impairments and lease cancellations. The remaining restructuring reserve balance as of December 31, 2007, for all programs was $109 million. Refer to Note 9-Restructuring and Asset Impairment Charges in the Consolidated Financial Statements for further information regarding our restructuring programs.

Worldwide Employment

Worldwide employment of 57,400 as of December 31, 2007 increased approximately 3,700 from December 31, 2006, primarily reflecting the addition of GIS personnel and the hiring of former contract employees in certain Latin American subsidiaries, partially offset by reductions from the 2006 restructuring programs. Worldwide employment was approximately 53,700 and 55,200 at December 31, 2006 and 2005, respectively.

Other Expenses, Net

Other expenses, net for the three years ended December 31, 2007 consisted of the following:

	Year Ended December 31,
(in millions)	2007	2006	2005
Non-financing interest expense	$263	$239	$231
Interest income	(55)	(69)	(138)
Gain on sales of businesses and assets	(7)	(44)	(97)
Currency losses, net	8	39	5
Amortization of intangible assets	42	41	38
Legal matters	(6)	89	115
Minorities’ interests in earnings of subsidiaries	30	22	15
Loss on extinguishment of debt	—	15	—
All other expenses, net	20	4	55

Total Other expenses, net	$295	$336	$224

Non-financing interest expense: In 2007 non-financing interest expense increased primarily due to higher average debt balances as well as higher rates. In 2006 non-financing interest expense increased due to higher interest rates partially offset by lower average debt balances.

Interest income: Interest income is derived primarily from our invested cash and cash equivalent balances. The decline in interest income in 2007 was primarily due to lower average cash balances partially offset by higher rates. The decline in 2006 was primarily because 2005 included $57 million of interest income associated with the 2005 settlement of the 1996-1998 IRS audit as well as lower average cash balances partially offset by higher rates of return.

Gain on sales of businesses and assets: 2006 gain on sales of businesses and assets primarily consisted of the following:

•	$15 million on the sale of our Corporate headquarters.
•	$11 million on the sale of a manufacturing facility.
•	$10 million receipt from escrow of additional proceeds related to our 2005 sale of Integic.

In 2005, gain on sales of businesses and assets primarily consist of the $93 million gain on the sale of Integic.

Currency (gains) losses net: Currency gains and losses primarily result from the re-measurement of foreign currency-denominated assets and liabilities, the cost of hedging foreign currency-denominated assets and liabilities, the mark-to-market of any foreign exchange contracts utilized to hedge those foreign currency-denominated assets and liabilities and the mark-to-market impact of hedges of anticipated transactions, primarily future inventory purchases, for those we do not apply cash flow hedge accounting treatment.

In 2007, 2006 and 2005 currency losses totaled $8 million, $39 million and $5 million, respectively. The 2006 increase in currency losses primarily reflected the mark-to-market of derivative contracts which are economically hedging anticipated foreign currency denominated payments. The mark-to-market losses were primarily due to the strengthening of the Euro against other currencies, in particular the Canadian Dollar, U.S. Dollar and Japanese Yen, as compared to the weakening Euro in 2005.

Amortization of intangible assets: 2007 amortization of intangible assets expense of $42 million reflects amortization expense of $16 million associated with intangible assets acquired as part of our acquisition of GIS, partially offset by reduced amortization from prior years due to the full amortization of certain intangible assets from previous acquisitions.

Legal matters: In 2006 legal matters expenses consisted of the following:

•	$68 million for probable losses on Brazilian labor-related contingencies – see Note 16 – Contingencies in the Consolidated Financial Statements for additional details.
•

$33 million associated with probable losses from various legal matters partially offset by $12 million of proceeds from the Palm litigation matter. The $11 million remaining proceeds from the Palm litigation is associated with a license and recorded in sales as licensing revenue.

In 2005, legal matters expenses consisted of the following:

•	$102 million, including $13 million for interest expense, related to the MPI arbitration panel ruling.
•	$13 million related to all other legal matters, primarily reflecting charges for probable losses on cases that had not yet been resolved.

Refer to Note 16 – Contingencies in the Consolidated Financial Statements for additional information regarding litigation against the Company.

Loss on extinguishment of debt: 2006 loss of $15 million includes the $13 million write-off of unamortized deferred debt issuance costs associated with the termination of a previous credit facility and a $2 million loss associated with the repayment of the mortgage in connection with the sale of our Corporate headquarters in Stamford, Connecticut.

All other expenses, net: In 2006 all other expenses, net decreased due to the absence of the following 2005 items:

•	$15 million for property damage and impaired receivables losses sustained from Hurricane Katrina.
•	$26 million charge related to the European Union Waste Directive.

Income Taxes

	Year Ended December 31,
(in millions)	2007	2006	2005
Pre-tax income	$1,438	$808	$830
Income tax expenses (benefits)	400	(288)	(5)
Effective tax rate	27.8%	(35.6)%	(0.6)%

The 2007 effective tax rate of 27.8% was lower than the U.S. statutory rate primarily reflecting tax benefits from the geographical mix of income and the related effective tax rates in those jurisdictions and the utilization of foreign tax credits as well as the resolution of other tax matters. These benefits were partially offset by changes in tax law.

The 2006 effective tax rate of (35.6%) was lower than the U.S. statutory rate primarily due to:

•	Tax benefits of $518 million from the resolution of tax issues associated with the 1999-2003 IRS audits and other domestic and foreign tax audits.
•	Tax benefits of $19 million as a result of tax law changes and tax treaty changes.
•	$11 million from the reversal of a valuation allowance on deferred tax assets associated with foreign net operating loss carryforwards.
•	The geographical mix of income and related effective tax rates in those jurisdictions.
•	These benefits were partially offset by losses in certain jurisdictions where we are not providing tax benefits and continue to maintain deferred tax valuation allowances.

The 2005 effective tax rate of (0.6)% was lower than the U.S. statutory tax rate primarily due to:

•	Tax benefits of $253 million, associated with the finalization of the 1996-1998 IRS audit.
•	Tax benefits of $42 million primarily from the realization of foreign tax credits offset by the geographical mix of income and the related tax rates in those jurisdictions.
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

Our effective tax rate will change based on nonrecurring events as well as recurring factors including the geographical mix of income before taxes and the related tax rates in those jurisdictions and available foreign tax credits. In addition, our effective tax rate will change based on discrete or other nonrecurring events (such as audit settlements) that may not be predictable. We anticipate that our effective tax rate for 2008 will approximate 30%, excluding the effect of any discrete items.

Equity in Net Income of Unconsolidated Affiliates

2007 equity in net income of unconsolidated affiliates of $97 million is principally related to our 25% share of Fuji Xerox (“FX”) income. The $17 million reduction from 2006 is primarily due to $30 million in our after-tax share of FX restructuring charges.

Income from Discontinued Operations

As disclosed in Note 15 – Income and Other Taxes in the Consolidated Financial Statements, in June 2005 the 1996-1998 Internal

Revenue Service (“IRS”) audit was finalized. Of the total tax benefits realized, $53 million was attributed to our discontinued operations.

Recent Accounting Pronouncements

Refer to Note 1-Summary of Significant Accounting Policies in the Consolidated Financial Statements for a description of recent accounting pronouncements including the respective dates of adoption and the effects on results of operations and financial condition.

2008 Segment Reporting Change

In the first quarter of 2008, we will be revising our segment reporting to integrate DMO into the Production, Office and Other segments. DMO is a geography which has matured to a level where we will begin to manage it consistent with our North American and European geographies, which is on the basis of products sold. However, we will continue to provide DMO’s revenue and profit as a supplemental disclosure through 2008.

Segment Revenue and Profit, as presented below, were reclassified for the above change, as well as for certain other miscellaneous revenue and expense reallocations. The following table reflects the restatement of selected financial information for our operating segments for each of the years ended December 31, 2007, 2006 and 2005, respectively, on the new basis (in millions):

	Production	Office	Other	Total
2007
Equipment sales	$1,471	$3,030	$252	$4,753
Post sale and other revenue	3,530	5,950	2,173	11,653
Finance income	314	493	15	822

Total Segment revenues	$5,315	$9,473	$2,440	$17,228

Segment profit	$562	$1,115	$(89)	$1,588

Operating Margin	10.6%	11.8%	(3.7)%	9.2%

2006
Equipment sales	$1,491	$2,786	$180	$4,457
Post sale and other revenue	3,244	5,421	1,933	10,598
Finance income	320	505	15	840

Total Segment revenues	$5,055	$8,712	$2,128	$15,895

Segment profit	$504	$1,010	$(124)	$1,390

Operating Margin	10.0%	11.6%	(5.8)%	8.7%

2005
Equipment sales	$1,492	$2,830	$197	$4,519
Post sale and other revenue	3,126	5,300	1,881	10,307
Finance income	346	516	13	875

Total Segment revenues	$4,964	$8,646	$2,091	$15,701

Segment profit	$517	$931	$13	$1,461

Operating Margin	10.4%	10.8%	0.6%	9.3%

The following table provides segment revenue and operating profit for the 2007 quarterly periods (in millions):

	Three Months Ended
	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Total
Segment Revenue:
Production	$1,194	$1,281	$1,286	$1,554	$5,315
Office	2,105	2,327	2,384	2,657	9,473
Other	537	600	632	671	2,440

Total	$3,836	$4,208	$4,302	$4,882	$17,228

Segment Profit / (Loss):
Production	$119	$111	$126	$206	$562
Office	259	267	259	330	1,115
Other	(16)	(31)	(25)	(17)	(89)

Total	$362	$347	$360	$519	$1,588

Capital Resources and Liquidity

Cash Flow Analysis

The following summarizes our cash flows for each of the three years ended December 31, 2007, as reported in our Consolidated Statements of Cash Flows in the accompanying Consolidated Financial Statements:

				Amount Change
(in millions)	2007	2006	2005	2007	2006
Net cash provided by operating activities	$1,871	$1,617	$1,420	$254	$197
Net cash used in investing activities	(1,612)	(143)	(295)	(1,469)	152
Net cash used in financing activities	(619)	(1,428)	(2,962)	809	1,534
Effect of exchange rate changes on cash and cash equivalents	60	31	(59)	29	90

(Decrease) increase in cash and cash equivalents	(300)	77	(1,896)	(377)	1,973
Cash and cash equivalents at beginning of period	1,399	1,322	3,218	77	(1,896)

Cash and cash equivalents at end of period	$1,099	$1,399	$1,322	$(300)	$77

Cash, cash equivalents and Short-term investments reported in our Consolidated Financial Statements were as follows (in millions):

	2007	2006
Cash and cash equivalents	$1,099	$1,399
Short-term investments	—	137

Total Cash, cash equivalents and Short-term investments	$1,099	$1,536

For the year ended December 31, 2007, net cash provided by operating activities, increased $254 million from 2006 primarily due to the following:

•	$348 million increase in pre tax income before restructuring, depreciation, other provisions and net gains.
•	$108 million increase in other liabilities primarily reflecting the absence of the prior year payment of $106 million related to the MPI litigation.
•	$57 million increase reflecting lower pension contributions to our U.S. pension plans.
•	$30 million increase as a result of lower restructuring payments due to minimal activity in 2007.
•

$114 million decrease due to year-over-year inventory growth of $54 million primarily related to increased product launches in 2007, as well as a $60 million increase in equipment on operating leases reflecting higher operating lease install activity.

•	$73 million decrease due to a lower net run-off of finance receivables.

•	$49 million decrease primarily due to higher accounts receivable reflecting increased revenue, partially offset by $110 million year-over-year benefit from increased receivables sales.
•	$45 million decrease due to lower benefit accruals, partially offset by higher accounts payable due to the timing of payments to vendors and suppliers.

For the year ended December 31, 2006, net cash provided by operating activities, increased $197 million from 2005 primarily as a result of the increased net income of $232 million, as well as the following additional items:

•	$173 million increase due to lower inventories.
•	$87 million increase due to lower net tax payments including a $34 million refund associated with the settlement of the 1999 to 2003 IRS tax audit.
•	$62 million decrease due to a lower net run-off of finance receivables.
•	$51 million decrease due to higher restructuring payments related to previously reported actions.
•	$96 million decrease due to a lower year-over-year reduction in other current and long-term assets.
•	$77 million decrease due to a reduction in other current and long-term liabilities, primarily reflecting a $106 million payment relating to the previously disclosed MPI legal matter.

For the year ended December 31, 2007, net cash used in investing activities, increased $1,469 million from 2006 primarily due to the following:

•

$1,386 million increase due to $1,615 million in 2007 acquisitions primarily comprised of $1,568 for GIS and its additional acquisitions and $30 million for Advectis, Inc., as compared to $229 million in acquisitions in 2006 comprised of Amici, LLC and XMPie, Inc.

•

$153 million increase reflecting the absence of the 2006 $122 million distribution related to the sale of investments held by Ridge Re* and the $21 million distribution from the liquidation of our investment in Xerox Capital LLC.

•	$57 million increase due to higher 2006 proceeds from sales of land, buildings and equipment, which included the sale of our corporate headquarters and a parcel of vacant land.
•	$65 million increase due to higher capital and internal use software investments in 2007.
•	$162 million decrease due to a reduction in escrow and other restricted investments in 2007, as we continue to run-off our secured borrowing programs.

For the year ended December 31, 2006, net cash from investing activities increased $152 million from 2005 primarily as a result of the following:

•

$354 million increase due to proceeds from the net sale of short-term investments in 2006 of $107 million, as compared to the net purchases of $247 million in 2005, as 2005 represented the initial year we purchased short-term investments to supplement our investment income.

•	$77 million increase due to proceeds from the sale of our Corporate headquarters and other excess land and buildings.
•	$48 million increase due to proceeds from divestitures and investments, reflecting:
•	$122 million related to the sale of investments held by Ridge Re* in 2006.
•	$21 million distribution from the liquidation of our investment in a subsidiary trust in 2006.
•	$96 million of proceeds from the sale of Integic in 2005.

Partially offsetting these items were the following:

•	$229 million due to payments related to the acquisition of Amici, LLC and XMPie, Inc.
•	$57 million increase in capital expenditures and internal use software.
•	Lower cash generation of $42 million due to a lower net reduction of escrow and other restricted investments.

*	In March 2006 Ridge Re, a wholly owned subsidiary included in discontinued operations, executed an agreement to complete its exit from the insurance business. As a result of this agreement and pursuant to a liquidation plan, excess cash held by Ridge Re was distributed back to the Company (Refer to Note 19-Divestitures and Other Sales in the Consolidated Financial Statements for further information).

For the year ended December 31, 2007, net cash used in financing activities, decreased $809 million from 2006 primarily due to the following:

•

$538 million decrease due to higher net cash proceeds from unsecured debt. This reflects the May 2007 issuance of the $1.1 billion Senior Notes, the issuances of two zero coupon bonds in 2007 resulting in net proceeds of approximately $400 million, and the net drawdown of $600 million under the 2007 Credit Facility. These higher net proceeds were partially offset by the

March 2006 issuance of the $700 million Senior Notes and the August 2006 issuance of an additional $650 million of Senior Notes, as well as, higher repayments on other unsecured debt in 2007 as compared to 2006.

•	$437 million decrease due to lower purchases under our share repurchase program as cash was invested in acquisitions.
•	$100 million decrease relating to the 2006 payment of our liability to Xerox Capital LLC in connection with their redemption of Canadian deferred preferred shares.
•	$278 million increase due to higher net repayments of secured financing. (refer to Note 4-Receivables, net in the consolidated financial statements for further information).

For the year ended December 31, 2006, net cash used in financing activities decreased $1.5 billion from 2005 primarily as a result of the following:

•	$2,463 million lower usage primarily resulting from the 2005 net repayments on term and other unsecured debt, of $1,187 million, as contrast to the 2006 net borrowings

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

Financing Activities

Customer Financing Activities and Secured Debt: We provide equipment financing to the majority of our customers. Because the finance leases allow our customers to pay for equipment over time rather than at the date of installation, we maintain a certain level of debt to support our investment in these customer finance leases. We currently fund our customer financing activity through cash generated from operations, cash on hand, borrowings under bank credit facilities, and proceeds from capital markets offerings.

We have arrangements in certain international countries and domestically through the acquisition of GIS, in which third party financial institutions originate lease contracts directly with our customers. In these arrangements, we sell and transfer title of the equipment to these financial institutions. Generally, we have no continuing ownership rights in the equipment subsequent to its sale; therefore, the related receivable and debt are not included in our Consolidated Financial Statements.

The following represents total finance assets associated with our lease or finance operations as of December 31, 2007 and 2006, respectively (in millions):

	2007	2006
Total Finance receivables, net (1)	$8,048	$7,844
Equipment on operating leases, net	587	481

Total Finance Assets, net	$8,635	$8,325

(1)	Includes (i) billed portion of finance receivables, net, (ii) finance receivables, net and (iii) finance receivables due after one year, net as included in the Consolidated Balance Sheets as of December 31, 2007 and 2006.

Refer to Note 4 – Receivables, Net in the Consolidated Financial Statements for further information regarding our third party secured funding arrangements and a comparison of finance receivables to our financing-related debt as of December 31, 2007 and 2006. As of December 31, 2007, approximately 5% of total finance receivables were encumbered as compared to 31% at December 31, 2006.

The following table summarizes our debt as of December 31,

(in millions)	2007	2006
Debt secured by finance receivables	$275	$2,059
Capital leases	19	28

Total Secured Debt	294	2,087

Senior Notes	5,781	4,224
Subordinated debt	19	19
2007 Credit Facility	600	—
Other Debt	770	815

Total Unsecured Debt	7,170	5,058

Total Debt	$7,464	$7,145

At December 31, 2007, approximately 4% of total debt was secured by finance receivables and other assets compared to 29% at December 31, 2006.

Credit Facility: In April 2007, we amended and restated our $1.25 billion unsecured revolving credit facility that was originally entered into in April 2006. The amended and restated 2007 Credit Facility (“2007 Credit Facility”) increased the maximum amount available for borrowing to $2 billion and includes a $300 million letter of credit subfacility. As of December 31, 2007, we had borrowings of $600 million and no outstanding letters of credit under the 2007 Credit Facility.

Refer to Note 11-Debt in the Consolidated Financial Statements for further information regarding our 2007 Credit Facility.

Liquidity, Financial Flexibility and Other Financing Activity

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

As of December 31, 2007, we had $1.1 billion of cash and cash equivalents and borrowing capacity under our 2007 Credit

Facility of $1.4 billion. Our ability to maintain positive liquidity going forward depends on our ability to continue to generate cash from operations and access the financial markets, both of which are subject to general economic, financial, competitive, legislative, regulatory and other market factors that are beyond our control.

Share Repurchase Programs: The Board of Directors has authorized programs for the repurchase of the Company’s common stock totaling $2.5 billion as of December 31, 2007. Since launching this program in October 2005, we have repurchased 137 million shares, totaling approximately $2.1 billion of the $2.5 billion authorized through December 31, 2007. In January 2008, the Board of Directors authorized an additional $1 billion for share repurchase.

Refer to Note 17 – Shareholders’ Equity – “Treasury Stock” in the Consolidated Financial Statements for further information regarding our share repurchase programs.

Dividends: In the fourth quarter of 2007, the Board of Directors declared a 4.25 cent per share dividend on common stock payable January 31, 2008 to shareholders of record on December 31, 2007.

Loan Covenants and Compliance: At December 31, 2007, we were in full compliance with the covenants and other provisions of the 2007 Credit Facility, the senior notes and the Loan Agreement. Failure to be in compliance with any material provision or covenant of these agreements could have a material adverse effect on our liquidity and operations and our ability to continue to fund our customers’ purchase of Xerox equipment. We have the right to prepay any outstanding loans or to terminate the 2007 Credit Facility without penalty.

Refer to Note 11 – Debt and Note 4 – Receivables, Net in the Consolidated Financial Statements for additional information regarding the senior notes and Loan agreement, respectively.

Financial Instruments: Refer to Note 13-Financial Instruments in the Consolidated Financial Statements for additional information regarding our derivative financial instruments.

Capital Markets Offerings and Other: In 2007, we raised net proceeds of $1.5 billion through the issuance of Senior Notes due in 2012 and zero coupon bond transactions. Refer to Note 11-Debt in the Consolidated Financial Statements for additional information regarding these transactions.

Credit Ratings: Our credit ratings, which are periodically reviewed by major rating agencies, have substantially improved and we are currently rated investment grade by all major rating agencies. As of January 31, 2008 the ratings were as follows:

	Senior Unsecured Debt	Outlook	Comments

Moody’s (1)	Baa2	Positive	The Moody’s rating was upgraded from Baa3 in November 2007, with a positive outlook.

Standard & Poors (“S&P”) (2)	BBB-	Stable	The S&P rating was upgraded from BB+ to investment grade, BBB-, in May 2007. Outlook is stable.

Fitch (3)	BBB	Stable	The Fitch rating was upgraded from BBB- and a stable outlook was affirmed in December 2007.

(1)	On November 15, 2007, Moody’s raised its long term rating of Xerox to Baa2 from Baa3, with a positive outlook. The following ratings were impacted: Senior Unsecured Debt to Baa2 from Baa3; Trust Preferred Securities to Baa3 from Ba1; Xerox Credit Corp Senior Unsecured Debt to Baa2 from Baa3.
(2)	In May 2007, S&P upgraded the Senior Unsecured and Corporate Credit ratings from BB+ to BBB-, investment grade, with a stable outlook. At the same time, S&P upgraded the ratings on Subordinated Debt from BB- to BB+ and Preferred Stock from B+ to BB. The ratings upgrade followed our announcement that we completed our tender offer for GIS.
(3)	On December 10, 2007, Fitch upgraded Xerox’s Issuer Default Rating to BBB from BBB-, with a stable outlook. The following ratings were also impacted: Senior Unsecured Debt to BBB from BBB-; Senior Unsecured Credit Facility to BBB from BBB- and Trust Preferred Securities to BBB- from BB.

Contractual Cash Obligations and Other Commercial Commitments and Contingencies:

At December 31, 2007, we had the following contractual cash obligations and other commercial commitments and contingencies (in millions):

	2008	2009	2010	2011	2012	Thereafter
Long-term debt, including capital lease obligations (1)	$525	$1,552	$707	$808	$1,721	$2,151
Minimum operating lease commitments (2)	266	212	169	129	90	158
Liability to subsidiary trust issuing preferred securities (3)	—	—	—	—	—	632
Retiree Health Payments	105	114	119	123	127	635
Purchase Commitments
Flextronics (4)	716	—	—	—	—	—
EDS Contracts (5)	290	150	17	16	16	15
Other (6)	4	3	1	—	—	—

Total contractual cash obligations	$1,906	$2,031	$1,013	$1,076	$1,954	$3,591

(1)	Refer to Note 11 - Debt in our Consolidated Financial Statements for additional information and interest payments related to long-term debt (amounts above include principal portion only).
(2)	Refer to Note 6 - Land, Buildings and Equipment, Net in our Consolidated Financial Statements for additional information related to minimum operating lease commitments.
(3)	Refer to Note 12 - Liability to Subsidiary Trust Issuing Preferred Securities in our Consolidated Financial Statements for additional information and interest payments (amounts above include principal portion only).
(4)	Flextronics: We outsource certain manufacturing activities to Flextronics and are currently in the first year of the 2007 master supply agreement. This agreement is for three years with two additional one year extension periods at our option.
(5)

EDS Contract: We have an information management contract with Electronic Data Systems Corp. (“EDS”) to provide services to us for global mainframe system processing, application maintenance and support, desktop services and helpdesk support, voice and data network management and server management. On July 1, 2004, we extended the contract through June 30, 2009. There are no minimum payments required under the contract. We can terminate the current contract for convenience with six months notice, as defined in the contract, with no termination fee and with payment to EDS for costs incurred as of the termination date. Should we terminate the contract for convenience, we have an option to purchase the assets placed in service under the EDS contract. On January 1, 2008, the portion of the contract for global mainframe processing was extended to December 31, 2013.

(6)	Other Purchase Commitments: We enter into other purchase commitments with vendors in the ordinary course of business. Our policy with respect to all purchase commitments is to record losses, if any, when they are probable and reasonably estimable. We currently do not have, nor do we anticipate, material loss contracts.

Pension and Other Post-retirement Benefit Plans: We sponsor pension and other post-retirement benefit plans that may require periodic cash contributions. Our 2007 cash fundings for these plans were $298 million for pensions and $102 million for other post-retirement plans. Our anticipated cash fundings for 2008 are approximately $130 million for pensions and approximately $100 million for other post-retirement plans. Cash contribution requirements for our domestic tax qualified pension plans are governed by the Employment Retirement Income Security Act (“ERISA”) and the Internal Revenue Code. Cash contribution requirements for our international plans are subject to the applicable regulations in each country. The expected 2008 pension contributions do not include contributions to the domestic tax-qualified plans because these plans currently exceed the ERISA minimum funding requirements for the plans’ 2007 plan year. However, once the January 1, 2008 actuarial valuations and projected results as of the end of the 2008 measurement year are available, the desirability of additional contributions will be assessed. Based on these results, we may voluntarily decide to contribute to these plans, even though no contribution is required. In prior years, after making this assessment, we decided to contribute $158 million and $228 million in 2007 and 2006, respectively, to our domestic tax qualified plans in order to make them 100% funded on a current liability basis under the ERISA funding rules.

Our other post-retirement benefit plans are non-funded and are almost entirely related to domestic operations. Cash contributions are made each year to cover medical claims costs incurred in that year. The amounts reported in the above table as retiree health payments represent our estimated future benefit payments.

Fuji Xerox: We purchased products from Fuji Xerox totaling $1.9 billion, $1.7 billion, and $1.5 billion in 2007, 2006 and 2005, respectively. Our purchase commitments with Fuji Xerox are in the normal course of business and typically have a lead time of three months. We anticipate that we will purchase approximately $2.2 billion of products from Fuji Xerox in 2008. Related party transactions with Fuji Xerox are discussed in Note 7—Investments in Affiliates, at Equity in the Consolidated Financial Statements.

Brazil Tax and Labor Contingencies: At December 31, 2007, our Brazilian operations were involved in various litigation matters and have been the subject of numerous governmental assessments related to indirect and other taxes as well as disputes associated with former employees and contract labor. The tax matters, which comprise a significant portion of the total contingencies, principally relate to claims for taxes on the internal transfer of inventory, municipal service taxes on rentals and gross revenue taxes. We are disputing these tax matters and intend to vigorously defend our position. Based on the opinion of legal counsel and current reserves for those matters deemed probable of loss, we do not believe that the ultimate resolution of these matters will materially impact our results of operations, financial position or cash flows. The labor matters principally relate to claims made by former employees and contract labor for the equivalent payment of all social security and other related labor benefits, as well as consequential tax claims, as if they were regular employees. As of December 31, 2007, the total amounts related to the unreserved portion of the tax and labor contingencies, inclusive of any related interest, amounted to approximately $1.1 billion, with the increase from the December 31, 2006 balance of $960 million primarily related to indexation, interest and currency. In connection with the above proceedings, customary local regulations may require us to make escrow cash deposits or post other security of up to half of the total amount in dispute. As of December 31, 2007 we had $200 million of escrow cash deposits for matters we are disputing and there are liens on certain Brazilian assets with a net book value of $64 million and additional letters of credit of approximately $84 million. Generally, any escrowed amounts would be refundable and any liens would be removed to the extent the matters are resolved in our favor. We routinely assess all these matters as to probability of ultimately incurring a liability against our Brazilian operations and record our best estimate of the ultimate loss in situations where we assess the likelihood of an ultimate loss as probable.

Other Contingencies and Commitments: As more fully discussed in Note 16 – Contingencies in the Consolidated Financial Statements, we are involved in a variety of claims, lawsuits, investigations and proceedings concerning securities law, intellectual property law, environmental law, employment law and the Employee Retirement Income Security Act (“ERISA”). In addition, guarantees, indemnifications and claims may arise during the ordinary course of business from relationships with suppliers, customers and nonconsolidated affiliates. Nonperformance under a contract including a guarantee, indemnification or claim could trigger an obligation of the Company. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Should developments in any of these areas cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

Unrecognized Tax Benefits: As of December 31, 2007, we had $303 million of unrecognized tax benefits. This represents the tax benefits associated with various tax positions taken, or expected to be taken, on domestic and international tax returns that have not been recognized in our financial statements due to uncertainty regarding their resolution. The resolution or settlement of these tax positions with the taxing authorities is at various stages and therefore we are unable to make a reliable estimate of the eventual cash flows by period that may be required to settle these matters. In addition, certain of these matters may not require cash settlement due to the existence of credit and net operating loss carryforwards as well as other offsets, including the indirect benefit from other taxing jurisdictions that may be available.

Off-Balance Sheet Arrangements

Although we generally do not utilize off-balance sheet arrangements in our operations, we enter into operating leases in the normal course of business. The nature of these lease arrangements is discussed in Note 6-Land, Buildings and Equipment, Net in the Consolidated Financial Statements. Additionally, we have utilized special purpose entities (“SPEs”) in conjunction with certain financing transactions. The SPEs utilized in conjunction with these transactions are consolidated in our financial statements in accordance with applicable accounting standards. These transactions, which are discussed further in Note 4-Receivables, Net in the Consolidated Financial Statements, have been accounted for as secured borrowings with the debt and related assets remaining on our balance sheets. Although the obligations related to these transactions are included in our balance sheet, recourse is generally limited to the secured assets and no other assets of the Company.

Refer to Note 16 – Contingencies in the Consolidated Financial Statements for further information regarding our guarantees, indemnifications and warranty liabilities.

Financial Risk Management

We are exposed to market risk from foreign currency exchange rates and interest rates, which could affect operating results, financial position and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. These derivative financial instruments are utilized to hedge economic exposures as well as reduce earnings and cash flow volatility resulting from shifts in market rates. Refer to Note 13 – Financial Instruments in the Consolidated Financial Statements for further discussion on our financial risk management.

Assuming a 10% appreciation or depreciation in foreign currency exchange rates from the quoted foreign currency exchange rates at December 31, 2007, the potential change in the fair value of foreign currency-denominated assets and liabilities in each entity would not be significant because all material currency asset and liability exposures were economically hedged as of December 31, 2007. A 10% appreciation or depreciation of the U.S. dollar against all currencies from the quoted foreign currency exchange rates at December 31, 2007 would have a $709 million impact on our cumulative translation adjustment portion of equity. The amount permanently invested in foreign subsidiaries and affiliates, primarily Xerox Limited, Fuji Xerox, Xerox Canada

Inc. and Xerox do Brasil, and translated into dollars using the year-end exchange rates, was $7.1 billion at December 31, 2007.

Interest Rate Risk Management: The consolidated weighted-average interest rates related to our debt and liabilities to subsidiary trust issuing preferred securities for 2007, 2006 and 2005 approximated 7.1%, 6.8%, and 6.0%, respectively. Interest expense includes the impact of our interest rate derivatives.

Virtually all customer-financing assets earn fixed rates of interest. The interest rates on a significant portion of the company’s term debt are fixed.

As of December 31, 2007, approximately $2.1 billion of our debt and liability to subsidiary trust issuing preferred securities carried variable interest rates, including the effect of pay-variable interest rate swaps we are utilizing with the intent to reduce the effective interest rate on our high coupon debt.

The fair market values of our fixed-rate financial instruments are sensitive to changes in interest rates. At December 31, 2007, a 10% change in market interest rates would change the fair values of such financial instruments by approximately $221 million.

Non-GAAP Financial Measures

We reported our financial results in accordance with generally accepted accounting principles (“GAAP”). In addition, we discussed our revenue growth for the year ended December 31, 2007 using non-GAAP financial measures. Management believes these measures give investors an additional perspective of revenue trends, as well as the impact to the company of the acquisition of GIS in May 2007. To understand these trends in the business, we believe that it is helpful to adjust revenue to illustrate the impact on revenue growth rates of our acquisition of GIS. We have done this by including GIS’ revenue for the comparable 2006 period. We refer to this adjusted revenue as “adjusted revenue” in the following reconciliation table. Management believes that these non-GAAP financial measures can provide an additional means of analyzing the current periods’ results against the corresponding prior periods’ results. However, all of these non-GAAP financial measures should be viewed in addition to, and not as a substitute for, the company’s reported results prepared in accordance with GAAP. A reconciliation of these non-GAAP financial measures and the most directly comparable financial measures calculated and presented in accordance with GAAP is as follows:

(in millions)	Year Ended December 31,		% Change
	2007	2006
Equipment Sales Revenue:
As Reported	$4,753	$4,457	7%
As Adjusted	$4,753	$4,821	(1)%
Post Sale, Financing & Other Revenue:
As Reported	$12,475	$11,438	9%
As Adjusted	$12,475	$11,812	6%
Total Revenues:
As Reported	$17,228	$15,895	8%
As Adjusted	$17,228	$16,633	4%

Revenue “As Adjusted” adds GIS’s results for the period from May 9, 2006, through December 31, 2006 to our 2006 reported revenue.

Forward-Looking Statements

This Annual Report contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Information concerning these factors is included in our 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”). We do not intend to update these forward-looking statements, except as required by law.

XEROX CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
(in millions, except per-share data)	2007	2006	2005
Revenues
Sales	$8,192	$7,464	$7,400
Service, outsourcing and rentals	8,214	7,591	7,426
Finance income	822	840	875

Total Revenues	17,228	15,895	15,701
Costs and Expenses
Cost of sales	5,254	4,803	4,695
Cost of service, outsourcing and rentals	4,707	4,328	4,207
Equipment financing interest	316	305	326
Research, development and engineering expenses	912	922	943
Selling, administrative and general expenses	4,312	4,008	4,110
Restructuring and asset impairment charges	(6)	385	366
Other expenses, net	295	336	224

Total Costs and Expenses	15,790	15,087	14,871
Income from Continuing Operations before Income Taxes, Equity Income, Discontinued Operations and Cumulative Effect of Change in Accounting Principle	1,438	808	830
Income tax expenses (benefits)	400	(288)	(5)
Equity in net income of unconsolidated affiliates	97	114	98

Income from Continuing Operations before Discontinued Operations and Cumulative Effect of Change in Accounting Principle	1,135	1,210	933
Income from Discontinued Operations, net of tax	—	—	53
Cumulative Effect of Change in Accounting Principle, net of tax	—	—	(8)

Net Income	$1,135	$1,210	$978

Basic Earnings per Share
Income from Continuing Operations	$1.21	$1.25	$0.91
Basic Earnings per Share	$1.21	$1.25	$0.96
Diluted Earnings per Share
Income from Continuing Operations	$1.19	$1.22	$0.90
Diluted Earnings per Share	$1.19	$1.22	$0.94

The accompanying notes are an integral part of these Consolidated Financial Statements.

XEROX CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,
(in millions, except share data in thousands)	2007	2006
Assets
Cash and cash equivalents	$1,099	$1,399
Short-term investments	—	137

Total cash, cash equivalents and short-term investments	1,099	1,536
Accounts receivable, net	2,457	2,199
Billed portion of finance receivables, net	304	273
Finance receivables, net	2,693	2,649
Inventories	1,305	1,163
Other current assets	682	934

Total current assets	8,540	8,754
Finance receivables due after one year, net	5,051	4,922
Equipment on operating leases, net	587	481
Land, buildings and equipment, net	1,587	1,527
Investments in affiliates, at equity	932	874
Intangible assets, net	621	286
Goodwill	3,448	2,024
Deferred tax assets, long-term	1,349	1,790
Other long-term assets	1,428	1,051

Total Assets	$23,543	$21,709

Liabilities and Shareholders’ Equity
Short-term debt and current portion of long-term debt	$525	$1,485
Accounts payable	1,367	1,133
Accrued compensation and benefits costs	673	663
Other current liabilities	1,512	1,417

Total current liabilities	4,077	4,698
Long-term debt	6,939	5,660
Liability to subsidiary trust issuing preferred securities	632	624
Pension and other benefit liabilities	1,115	1,336
Post-retirement medical benefits	1,396	1,490
Other long-term liabilities	796	821

Total Liabilities	14,955	14,629

Common stock, including additional paid-in-capital	4,096	4,666
Treasury stock, at cost	(31)	(141)
Retained earnings	5,288	4,202
Accumulated other comprehensive loss	(765)	(1,647)

Total Shareholders’ Equity	8,588	7,080

Total Liabilities and Shareholders’ Equity	$23,543	$21,709

Shares of common stock issued	919,013	954,568
Treasury stock	(1,836)	(8,363)

Shares of common stock outstanding	917,177	946,205

The accompanying notes are an integral part of these Consolidated Financial Statements.

XEROX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in millions)	2007	2006	2005
Cash Flows from Operating Activities:
Net income	$1,135	$1,210	$978
Adjustments required to reconcile net income to cash flows from operating activities:
Depreciation and amortization	656	636	641
Provisions for receivables and inventory	197	145	107
Deferred tax expense (benefit)	224	99	(15)
Net gain on sales of businesses and assets	(7)	(44)	(97)
Undistributed equity in net income of unconsolidated affiliates	(60)	(70)	(54)
Stock-based compensation	89	64	40
Restructuring and asset impairment charges	(6)	385	366
Cash payments for restructurings	(235)	(265)	(214)
Contributions to pension benefit plans	(298)	(355)	(388)
(Increase) decrease in inventories	(43)	11	(162)
Increase in equipment on operating leases	(331)	(271)	(248)
Decrease in finance receivables	119	192	254
Increase in accounts receivable and billed portion of finance receivables	(79)	(30)	(34)
Decrease in other current and long-term assets	130	64	160
Increase in accounts payable and accrued compensation	285	330	313
Net change in income tax assets and liabilities	73	(459)	(211)
Net change in derivative assets and liabilities	(10)	9	38
Increase (decrease) in other current and long-term liabilities	38	(70)	7
Other, net	(6)	36	(61)

Net cash provided by operating activities	1,871	1,617	1,420

Cash Flows from Investing Activities:
Purchases of short-term investments	(18)	(162)	(386)
Proceeds from sales of short-term investments	155	269	139
Cost of additions to land, buildings and equipment	(236)	(215)	(181)
Proceeds from sales of land, buildings and equipment	25	82	5
Cost of additions to internal use software	(123)	(79)	(56)
Proceeds from divestitures and investments, net	—	153	105
Acquisitions, net of cash acquired	(1,615)	(229)	(1)
Net change in escrow and other restricted investments	200	38	80

Net cash used in investing activities	(1,612)	(143)	(295)

Cash Flows from Financing Activities:
Cash proceeds from new secured financings	62	121	557
Debt payments on secured financings	(1,931)	(1,712)	(1,879)
Net cash proceeds (payments) on other debt	1,814	1,276	(1,187)
Payment of liability to subsidiary trust issuing preferred securities	—	(100)	—
Preferred stock dividends	—	(43)	(58)
Proceeds from issuances of common stock	65	82	40
Excess tax benefits from stock-based compensation	22	25	—
Payments to acquire treasury stock, including fees	(632)	(1,069)	(433)
Other	(19)	(8)	(2)

Net cash used in financing activities	(619)	(1,428)	(2,962)

Effect of exchange rate changes on cash and cash equivalents	60	31	(59)

(Decrease) increase in cash and cash equivalents	(300)	77	(1,896)
Cash and cash equivalents at beginning of year	1,399	1,322	3,218

Cash and cash equivalents at end of year	$1,099	$1,399	$1,322

The accompanying notes are an integral part of these Consolidated Financial Statements.

XEROX CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS’ EQUITY

(in millions, except share data in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In- Capital	Treasury Stock Shares	Treasury Stock Amount	Retained Earnings	Accumulated Other Comprehensive Loss (1)	Total
Balance at January 1, 2005	955,997	$956	$3,925	—	$—	$2,101	$(738)	$6,244

Net income	—	—	—	—	—	978	—	978
Translation adjustments	—	—	—	—	—	—	(493)	(493)
Minimum pension liability	—	—	—	—	—	—	(6)	(6)
Other unrealized losses	—	—	—	—	—	—	(3)	(3)

Comprehensive income								$476

Stock option and incentive plans, net	5,548	6	84	—	—	—	—	90
Series C mandatory convertible preferred stock dividends ($6.25 per share)	—	—	—	—	—	(58)	—	(58)
Payments to acquire treasury stock	—	—	—	(30,502)	(433)	—	—	(433)
Cancellation of treasury stock	(16,585)	(17)	(213)	16,585	230	—	—	—
Other	146	—	—	—	—	—	—	—

Balance at December 31, 2005	945,106	$945	$3,796	(13,917)	$(203)	$3,021	$(1,240)	$6,319

Net income	—	—	—	—	—	1,210	—	1,210
Translation adjustments	—	—	—	—	—	—	485	485
Minimum pension liability	—	—	—	—	—	—	131	131
Other unrealized gains	—	—	—	—	—	—	1	1

Comprehensive income								$1,827

Adjustment to initially apply FAS No. 158, net (Refer to Note 1)	—	—	—	—	—	—	(1,024)	(1,024)
Stock option and incentive plans, net	10,256	11	156	—	—	—	—	167
Series C mandatory convertible preferred stock dividends ($6.25 per share)	—	—	—	—	—	(29)	—	(29)
Series C mandatory convertible preferred stock conversion	74,797	75	814	—	—	—	—	889
Payments to acquire treasury stock	—	—	—	(70,111)	(1,069)	—	—	(1,069)
Cancellation of treasury stock	(75,665)	(75)	(1,056)	75,665	1,131	—	—	—
Other	74	—	—	—	—	—	—	—

Balance at December 31, 2006	954,568	$956	$3,710	(8,363)	$(141)	$4,202	$(1,647)	$7,080

Net income	—	—	—	—	—	1,135	—	1,135
Translation adjustments	—	—	—	—	—	—	501	501
Cumulative Effect of Change in Accounting Principles (Refer to Note 1)	—	—	—	—	—	(9)	—	(9)
Changes in defined benefit plans (Refer to Note 14) (2)	—	—	—	—	—	—	382	382
Other unrealized losses	—	—	—	—	—	—	(1)	(1)

Comprehensive income								$2,008

Cash dividends declared
Common stock ($0.0425 per share)	—	—	—	—	—	(40)	—	(40)
Stock option and incentive plans, net	7,588	7	165	—	—	—	—	172
Payments to acquire treasury stock	—	—	—	(36,638)	(632)	—	—	(632)
Cancellation of treasury stock	(43,165)	(43)	(699)	43,165	742	—	—	—
Other	22	—	—	—	—	—	—	—

Balance at December 31, 2007	919,013	$920	$3,176	(1,836)	$(31)	$5,288	$(765)	$8,588

(1)	Refer to Note 1 “Accumulated Other Comprehensive Loss (AOCL)” for components of AOCL.
(2)	Includes charge of $(5) for Fuji Xerox’s initial adoption of FAS No. 158 (Refer to Note 1).

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

Description of Business and Basis of Presentation: We are a technology and services enterprise and a leader in the global document market. We develop, manufacture, market, service and finance a complete range of document equipment, solutions and services.

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

The following table summarizes certain significant charges that require management estimates:

	Year Ended December 31,
(in millions)	2007	2006	2005
Restructuring provisions and asset impairments	$(6)	$385	$366
Amortization of intangible assets	46	45	42
Provisions for receivables	131	76	51
Provisions for obsolete and excess inventory	66	69	56
Provisions for litigation and regulatory matters	(6)	89	115
Depreciation and obsolescence of equipment on operating leases	269	230	205
Depreciation of buildings and equipment	262	277	280
Amortization of internal use and product software	79	84	114
Pension benefits – net periodic benefit cost	235	355	343
Other post-retirement benefits – net periodic benefit cost	102	117	117
Deferred tax asset valuation allowance provisions	14	12	(38)

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

New Accounting Standards and Accounting Changes:

Business Combinations and Noncontrolling Interests: In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141(R)”), and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (“FAS 160”).

FAS 141(R) significantly changes the accounting for business combinations. Under FAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date at fair value with limited exceptions. FAS 141(R) further changes the accounting treatment for certain specific items, including:

•	Acquisition costs will be generally expensed as incurred;
•	Noncontrolling interests (formerly known as “minority interests” – see FAS 160 discussion below) will be valued at fair value at the acquisition date;
•

Acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;

•	In-process research and development (IPRD) will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date;
•	Restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and
•	Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

FAS 141(R) includes a substantial number of new disclosure requirements. FAS 141(R) applies prospectively to our business combinations for which the acquisition date is on or after January 1, 2009.

FAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of noncontrolling interests (minority interests) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to noncontrolling interests will be included in consolidated net income on the face of the income statement. FAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that does not result in deconsolidation are treated as equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. FAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest.

FAS 160 is effective for our fiscal year, and interim periods within such year, beginning January 1, 2009. Early adoption of both FAS 141(R) and FAS 160 is prohibited. The adoption of FAS 160 will result in the reclassification of minority interests from long term liabilities to shareholders’ equity. The balance at December 31, 2007 was $103. We are currently evaluating further impacts, if any, of these standards on our financial statements.

Income Tax Accounting: In 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (“FIN 48”) which we adopted on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effect of adopting FIN 48 of $2 was recorded as a reduction to Retained earnings. The total amount of unrecognized tax benefits as of the date of adoption was $287. Refer to Note 15-Income and Other Taxes for additional information regarding unrecognized tax benefits.

Benefit Plans Accounting: In 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“FAS 158”) which requires the recognition of an asset or liability for the funded status of defined pension and other postretirement benefit plans in the statement of financial position of the sponsoring entity. The funded status of a benefit plan is measured as the difference between plan assets at fair value and the benefit obligation. The initial incremental recognition of the funded status under FAS 158 of our defined pension and other post retirement benefit plans, as well as subsequent changes in our funded status that are not included in net periodic benefit cost will be reflected in shareholders’ equity and other comprehensive loss,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

respectively. As of December 31, 2006, the net unfunded status of our benefit plans was $2,842 and recognition of this status upon the adoption of FAS 158 resulted in an after-tax charge to equity of $1,024. Prior to the adoption of FAS 158, we recorded an after-tax credit to our minimum pension liability of $131, for a total equity charge in 2006 related to the funded status of our benefit plans of $893. Amounts recognized in accumulated other comprehensive loss are adjusted as they are subsequently recognized as a component of net periodic benefit cost. The method of calculating net periodic benefit cost will not change from existing guidance. Refer to Note 14-Employee Benefit Plans for additional information.

The funded status recognition and certain disclosure provisions of FAS 158 were effective as of our fiscal year ending December 31, 2006. FAS 158 also requires the consistent measurement of plan assets and benefit obligations as of the date of our fiscal year-end statement of financial position effective for the year ending December 31, 2008, with early adoption permitted. Since several of our international plans currently have a September 30th measurement date, this standard will require us to change, in 2008, that measurement date to December 31st. The adoption of this requirement by our international plans will not have a material effect on our financial condition or results of operations. The effect of adoption by our international plans resulted in a January 1, 2008 opening retained earnings charge of $16, deferred tax asset increase of $4, pension asset reduction of $9, a pension liability increase of $6 and a credit to accumulated other comprehensive loss of $5.

FAS 158 was not effective for our equity investment in Fuji Xerox (“FX”) until their annual year-end of March 31, 2007. Upon FX’s adoption of FAS 158, we recorded a $5 charge to equity representing our share of their after-tax charge to equity for the unfunded status of their benefit plans. We also recorded a $44 after-tax charge to equity for our portion of a minimum pension liability adjustment recorded by FX prior to their adoption of FAS 158 for a total equity charge in 2007 related to the funded status of FX’s benefit plans of $49.

Fair Value Accounting: In 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. FAS 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. FAS 157 does not expand or require any new fair value measures, however the application of this statement may change current practice. The requirements of FAS 157 are first effective for our fiscal year beginning January 1, 2008. However, in February 2008 the FASB decided that an entity need not apply this standard to nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis until the subsequent year. Accordingly, our adoption of this standard on January 1, 2008 is limited to financial assets and liabilities, which primarily affects the valuation of our derivative contracts. We do not believe the initial adoption of FAS 157 will have a material effect on our financial condition or results of operations. However, we are still in the process of evaluating this standard with respect to its effect on nonfinancial assets and liabilities and therefore have not yet determined the impact that it will have on our financial statements upon full adoption.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115” (“FAS 159”). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. FAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar assets and liabilities. The requirements of FAS 159 are effective for our fiscal year beginning January 1, 2008. We do not believe that the adoption of this statement will have a material effect on our financial condition or results of operations as election of this option for our financial instruments is expected to be limited.

Stock-Based Compensation: In 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (“FAS 123(R)”), which requires companies to recognize compensation expense using a fair value based method for costs related to all share-based payments, including stock options. On January 1, 2006, we adopted FAS 123(R) using the modified prospective transition method and therefore we did not restate the results of prior periods. Prior to the adoption of FAS 123(R), under previous accounting guidance, we did not expense stock options, as there was no intrinsic value associated with the options granted because the exercise price was set equal to the market price at the date of grant. The adoption of FAS 123(R) was immaterial to our results of operations primarily as a result of changes made in our stock-based compensation programs in 2005, including the accelerated vesting of substantially all outstanding unvested stock options prior to the adoption of FAS 123(R).

In 2005, we implemented changes in our stock-based compensation programs that included expanded use of restricted stock grants with time and performance-based restrictions in lieu of stock options. Prior to this change, our stock-based compensation programs primarily consisted of stock option grants. These new restricted stock awards are reflected as

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

compensation expense in our results of operations for all years presented and the adoption of FAS 123(R) did not materially affect the expense recognized for these awards.

In 2005, we accelerated the vesting of approximately 3.6 million stock options granted in 2004 that would have been scheduled to vest on January 1, 2007, to December 31, 2005. The accelerated vesting resulted in substantially all outstanding stock options being vested at the date of the adoption of FAS 123(R). The primary purpose of this accelerated vesting was to reduce our pre-tax compensation expense in 2006 by approximately $31 or $0.02 per diluted share.

Stock-based compensation expense for the three years ended December 31, 2007 was as follows (in millions):

	2007	2006	2005
Stock-based compensation expense, pre-tax	$89	$64	$40
Stock-based compensation expense, net of tax	55	39	25

Prior to 2006, in accordance with previous accounting guidance we did not recognize compensation expense relating to employee stock options because the exercise price was equal to the market price at the date of grant. If we had elected to recognize compensation expense using a FAS 123(R) methodology our 2005 net income and earnings per share would have been reduced by $88 and $0.09 per diluted share, respectively.

Refer to Note 17 – Shareholders’ Equity – “Stock-Based Compensation” for additional disclosures regarding our stock compensation programs.

Other Accounting Changes: In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143” (“FIN 47”). FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. A conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional upon a future event that may or may not be within control of the entity. The adoption of FIN 47 in 2005 resulted in an after-tax charge of $8 ($12 pre-tax) and was recorded as a cumulative effect of change in accounting principle. This charge represented conditional asset retirement obligations associated with leased facilities where we are required to remove certain leasehold improvements and restore the facility to its original condition at lease termination.

In June 2006, the FASB ratified the consensus reached on EITF Issue No. 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43” (“EITF 06-2”). EITF 06-2 clarifies recognition guidance on the accrual of employees’ rights to compensated absences under a sabbatical or other similar benefit arrangement. We recorded a $7 after-tax charge to Retained earnings in 2007 reflecting our share of the cumulative effect recorded by Fuji Xerox upon adoption of EITF 06-2. With the exception of this charge, the adoption of EITF 06-2 did not impact the Company as we do not have a similar benefit arrangement.

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

Supplies: Supplies revenue generally is recognized upon shipment or utilization by customers in accordance with the sales terms.

Software: Software included within our equipment and services is generally considered incidental and is therefore accounted for as part of the equipment sales or services revenues. Software accessories sold in connection with our equipment sales as well as free-standing software revenues are accounted for in accordance with AICPA Statement of Position No. 97-2, “Software Revenue Recognition” (“SOP 97-2”). In most cases, these software products are sold as part of multiple element arrangements and include software maintenance agreements for the delivery of technical service as well as unspecified upgrades or enhancements on a when-and-if-available basis. In those software accessory and free-standing software arrangements that include more than one element, we allocate the revenue among the elements based on vendor-specific objective evidence (“VSOE”) of fair value. VSOE of fair value is based on the price charged when the deliverable is sold separately by us on a regular basis and not as part of the multiple-element arrangement. Revenue allocated to software is normally recognized upon delivery while revenue allocated to the software maintenance element is recognized ratably over the term of the arrangement.

Revenue Recognition for Leases: Our accounting for leases involves specific determinations under SFAS No. 13, which often involve complex provisions and significant judgments. The two primary criteria of SFAS No. 13 which we use to classify transactions as sales-type or operating leases are 1) a review of the lease term to determine if it is equal to or greater than 75% of the economic life of the equipment and 2) a review of the present value of the minimum lease payments to determine if they are equal to or greater than 90% of the fair market value of the equipment at the inception of the lease. Our leases in our Latin America operations have historically been recorded as operating leases given the cancellability of the contract or because the recoverability of the lease investment is deemed not to be predictable at lease inception.

The critical elements that we consider with respect to our lease accounting are the determination of the economic life and the fair value of equipment, including the residual value. For purposes of determining the economic life, we consider the most objective measure to be the original contract term, since most equipment is returned by lessees at or near the end of the contracted term. The economic life of most of our products is five years since this represents the most frequent contractual lease term for our principal products and only a small percentage of our leases have original terms longer than five years. We continually evaluate the economic life of both existing and newly introduced products for purposes of this determination. Residual values, if any, are established at lease inception using estimates of fair value at the end of the lease term.

The vast majority of our leases that qualify as sales-type are non-cancelable and include cancellation penalties approximately equal to the full value of the lease receivables. A portion of our business involves sales to governmental units. Governmental units are those entities that have statutorily defined funding or annual budgets that are determined by their legislative bodies. Certain of our governmental contracts may have cancellation provisions or renewal clauses that are required by law, such as 1) those dependant on fiscal funding outside of a governmental unit’s control, 2) those that can be cancelled if deemed in the best interest of the governmental unit’s taxpayers or 3) those that must be renewed each fiscal year, given limitations that may exist on entering into multi-year contracts that are imposed by statute. In these circumstances, we carefully evaluate these contracts to assess whether cancellation is remote. The evaluation of a lease agreement with a renewal option includes an assessment as to whether the renewal is reasonably assured based on the apparent intent and our experience of such governmental unit. We further ensure that the contract provisions described above are offered only in instances where required by law. Where such contract terms are not legally required, we consider the arrangement to be cancelable and account for the lease as an operating lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

After the initial lease of equipment to our customers, we may enter subsequent transactions with the same customer whereby we extend the term. Revenue from such lease extensions is typically recognized over the extension period.

Revenue Recognition Under Bundled Arrangements: We sell the majority of our products and services under bundled lease arrangements, which typically include equipment, service, supplies and financing components for which the customer pays a single negotiated fixed minimum monthly payment for all elements over the contractual lease term. These arrangements typically also include an incremental, variable component for page volumes in excess of contractual page volume minimums, which are often expressed in terms of price per page. The fixed minimum monthly payments are multiplied by the number of months in the contract term to arrive at the total fixed minimum payments that the customer is obligated to make (“fixed payments”) over the lease term. The payments associated with page volumes in excess of the minimums are contingent on whether or not such minimums are exceeded (“contingent payments”). The minimum contractual committed page volumes are typically negotiated to equal the customer’s estimated page volume at lease inception. In applying our lease accounting methodology, we only consider the fixed payments for purposes of allocating to the relative fair value elements of the contract. Contingent payments, if any, are inherently uncertain and therefore are recognized as revenue in the period when the customer exceeds the minimum copy volumes specified in the contract. Revenues under bundled arrangements are allocated considering the relative fair values of the lease and non-lease deliverables included in the bundled arrangement based upon the estimated relative fair values of each element. Lease deliverables include maintenance and executory costs, equipment and financing, while non-lease deliverables generally consist of the supplies and non-maintenance services. Our revenue allocation for the lease deliverables begins by allocating revenues to the maintenance and executory costs plus profit thereon. The remaining amounts are allocated to the equipment and financing elements.

Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand, including money-market funds, and investments with original maturities of three months or less.

Restricted Cash and Investments: Several of our secured financing arrangements and other contracts, require us to post cash collateral or maintain minimum cash balances in escrow. In addition, as more fully discussed in Note 16 Contingencies, various litigation matters in Brazil require us to make cash deposits as a condition of continuing the litigation. These cash amounts are reported in our Consolidated Balance Sheets, depending on when the cash will be contractually released. At December 31, 2007 and 2006, such restricted cash amounts were as follows (in millions):

	December 31,
	2007	2006
Escrow and cash collections related to secured borrowing arrangements	$41	$214
Tax and other litigation deposits in Brazil	200	154
Other restricted cash	23	58

Total	$264	$426

Of these amounts, $45 and $236 were included in Other current assets and $219 and $190 were included in Other long-term assets, as of December 31, 2007 and 2006, respectively.

Provisions for Losses on Uncollectible Receivables: The provisions for losses on uncollectible trade and finance receivables are determined principally on the basis of past collection experience applied to ongoing evaluations of our receivables and evaluations of the default risks of repayment. Allowances for doubtful accounts receivable were $128 and $116, as of December 31, 2007 and 2006, respectively. Allowances for doubtful accounts on finance receivables were $203 and $198 at December 31, 2007 and 2006, respectively.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Land, Buildings and Equipment and Equipment on Operating Leases: Land, buildings and equipment are recorded at cost. Buildings and equipment are depreciated over their estimated useful lives. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life. Equipment on operating leases is depreciated to estimated residual value over the lease term. Depreciation is computed using the straight-line method. Significant improvements are capitalized and maintenance and repairs are expensed. Refer to Note 5-Inventories and Equipment on Operating Leases, Net and Note 6-Land, Buildings and Equipment, Net for further discussion.

Internal Use Software: We capitalize direct costs associated with developing, purchasing or otherwise acquiring software for internal use and amortize these costs on a straight-line basis over the expected useful life of the software, beginning when the software is implemented. Useful lives of the software generally vary from 3 to 5 years. Amortization expense, including applicable impairment charges, was $76, $73, and $92 for the years ended December 31, 2007, 2006 and 2005, respectively. Capitalized costs were $270 and $217 as of December 31, 2007 and 2006, respectively.

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

Other intangible assets primarily consist of assets obtained in connection with business acquisitions, including installed customer base and distribution network relationships, patents on existing technology and trademarks. We apply an impairment evaluation whenever events or changes in business circumstances indicate that the carry value of our intangible assets may not be recoverable. Other intangible assets are amortized on a straight-line basis over their estimated economic lives. We believe that the straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained annually by the Company.

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

Treasury Stock: We account for repurchased common stock under the cost method and include such treasury stock as a component of our Common shareholders’ equity. Retirement of Treasury stock is recorded as a reduction of Common stock and Additional paid-in-capital at the time such retirement is approved by our Board of Directors.

Research, Development and Engineering (“R,D&E”): Research, development and engineering costs are expensed as incurred. R,D&E was $912, $922 and $943, for the three years ended December 31, 2007, respectively. Research and development (“R&D”) costs were $764 in 2007, $761 in 2006 and $755 in 2005. Sustaining engineering costs are incurred with respect to on-going product improvements or environmental compliance after initial product launch. Our sustaining engineering costs were $148, $161, and $188, for the three years ended December 31, 2007, respectively.

Restructuring Charges: Costs associated with exit or disposal activities, including lease termination costs and certain employee severance costs associated with restructuring, plant closing or other activity, are recognized when they are incurred. In those geographies where we have either a formal severance plan or a history of consistently providing severance benefits representing a substantive plan, we recognize severance costs when they are both probable and reasonably estimable.

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

Each year, the difference between the actual return on plan assets and the expected return on plan assets is added to, or subtracted from, any cumulative actuarial gain or loss that arose in prior years. Subsequent to the adoption of FAS 158, this amount is a component of the net actuarial gain or loss recognized in accumulated other comprehensive loss and is subject to subsequent amortization to net periodic pension cost in future periods over the remaining service lives of the employees participating in the pension plan.

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

Foreign Currency Translation: The functional currency for most foreign operations is the local currency. Net assets are translated at current rates of exchange, and income, expense and cash flow items are translated at average exchange rates for the applicable period. The translation adjustments are recorded in Accumulated other comprehensive loss. The U.S. dollar is used as the functional currency for certain subsidiaries that conduct their business in U.S. dollars or operate in hyperinflationary economies. A combination of current and historical exchange rates is used in remeasuring the local currency transactions of these subsidiaries and the resulting exchange adjustments are included in income. Aggregate foreign currency losses were $8, $39 and $5 in 2007, 2006 and 2005, respectively, and are included in Other expenses, net in the accompanying Consolidated Statements of Income.

Accumulated Other Comprehensive Loss (AOCL): AOCL is composed of the following as of December 31, 2007, 2006 and 2005, respectively:

	December 31,
	2007	2006	2005
Income (loss):
Cumulative translation adjustments	$(31)	$(532)	$(1,017)
Benefit plans net actuarial losses and prior service credits (includes our share of Fuji Xerox)	(735)	(1,097)	—
Minimum pension liabilities	—	(20)	(224)
Other unrealized gains	1	2	1

Total Accumulated Other Comprehensive Loss	$(765)	$(1,647)	$(1,240)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

The Production segment includes black-and-white products which operate at speeds over 90 pages per minute (“ppm”) excluding 95 ppm with an embedded controller and color products which operate at speeds over 40 ppm, excluding 50 and 60 ppm products with an embedded controller. Products include the Xerox iGen3 digital color production press, Xerox Nuvera, DocuTech, DocuPrint, and DocuColor families, as well as older technology light-lens products. These products are sold predominantly through direct sales channels in North America and Europe to Fortune 1000, graphic arts, government, education and other public sector customers.

The Office segment includes black-and-white products which operate at speeds up to 90 ppm as well as 95 ppm with an embedded controller and color devices up to 40 ppm as well as 50 and 60 ppm products with an embedded controller. Products include the suite of CopyCentre, WorkCentre, and WorkCentre Pro digital multifunction systems, DocuColor color multifunction products, color laser, solid ink color printers and multifunction devices, monochrome laser desktop printers, digital and light-lens copiers, facsimile products and non-Xerox branded products with similar specifications. These products are sold through direct and indirect sales channels in North America and Europe to global, national and mid-size commercial customers as well as government, education and other public sector customers. Approximately 75% of GIS’ revenue is included in our Office segment representing those sales and services that align to our Office segment.

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

The segment classified as Other includes several units, none of which met the thresholds for separate segment reporting. This group primarily includes Xerox Supplies Business Group (predominantly paper sales), value-added services, Wide Format Systems, Xerox Technology Enterprises, royalty and licensing revenues, GIS network integration solutions and electronic presentation systems, equity net income and non-allocated Corporate items. Value-added services includes the results of our acquisitions of Amici LLC (now Xerox Litigation Services) and Advectis, Inc. (now Xerox Mortgage Services). Other segment profit includes the operating results from these entities, other less significant businesses, our equity income from Fuji Xerox, and certain costs which have not been allocated to the Production, Office and DMO segments, including non-financing interest as well as other items included in Other expenses, net.

Operating segment revenues and profitability for each of the years ended December 31, 2007, 2006 and 2005, respectively, was as follows (in millions):

	Production	Office	DMO	Other	Total
2007(1)
Information about profit or loss:
Revenues	$4,460	$7,813	$2,150	$1,983	$16,406
Finance income	311	491	5	15	822

Total Segment revenues	$4,771	$8,304	$2,155	$1,998	$17,228

Interest expense	$122	$186	$5	$266	$579
Segment profit (2)	448	973	134	33	1,588
Equity in net income of unconsolidated affiliates	$—	$—	$7	$90	$97
2006(1)
Information about profit or loss:
Revenues	$4,256	$7,128	$1,932	$1,739	$15,055
Finance income	323	497	6	14	840

Total Segment revenues	$4,579	$7,625	$1,938	$1,753	$15,895

Interest expense	$120	$179	$7	$238	$544
Segment profit (2)	403	832	124	31	1,390
Equity in net income of unconsolidated affiliates	$—	$—	$5	$109	$114
2005(1)
Information about profit or loss:
Revenues	$4,198	$7,106	$1,803	$1,719	$14,826
Finance income	342	512	9	12	875

Total Segment revenues	$4,540	$7,618	$1,812	$1,731	$15,701

Interest expense	$121	$179	$8	$249	$557
Segment profit (2)	427	819	64	151	1,461
Equity in net income of unconsolidated affiliates	$—	$—	$4	$94	$98

(1)	Asset information on a segment basis is not disclosed as this information is not separately identified and internally reported to our chief executive officer.
(2)	Depreciation and amortization expense is recorded in cost of sales, research, development and engineering expenses and selling, administrative and general expenses and is included in the segment profit above. This information is neither identified nor internally reported to our chief executive officer. The separate identification of this information for purposes of segment disclosure is impracticable, as it is not readily available and the cost to develop it would be excessive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

The following is a reconciliation of segment profit to pre-tax income (in millions):

	Years Ended December 31,
	2007	2006	2005
Total Segment profit	$1,588	$1,390	$1,461
Reconciling items:
Restructuring and asset impairment charges	6	(385)	(366)
Provisions for litigation matters (1)	—	(68)	(114)
Initial provision for WEEE Directive	—	—	(26)
Restructuring charges of Fuji Xerox	(30)	—	—
Hurricane Katrina adjustments (losses)	—	8	(15)
Other expenses, net	(29)	(23)	(12)
Equity in net income of unconsolidated affiliates	(97)	(114)	(98)

Pre-tax income	$1,438	$808	$830

(1)	2006 provision for litigation represents $68 related to probable losses on Brazilian labor-related contingencies. 2005 provision for litigation primarily includes $102 related to MPI arbitration panel ruling. Refer to Note 16 – Contingencies for further discussion relating to the 2006 and 2005 annual periods.

Geographic area data is based upon the location of the subsidiary reporting the revenue or long lived assets and is as follows (in millions):

	Revenues			Long-Lived Assets (1)
	2007	2006	2005	2007	2006	2005
United States	$9,078	$8,406	$8,388	$1,375	$1,309	$1,386
Europe	5,888	5,378	5,226	746	572	500
Other Areas	2,262	2,111	2,087	341	356	386

Total	$17,228	$15,895	$15,701	$2,462	$2,237	$2,272

(1)	Long-lived assets are comprised of (i) land, buildings and equipment, net, (ii) equipment on operating leases, net, (iii) internal use software, net and (iv) capitalized software costs, net.

Note 3 – Acquisitions

Global Imaging Systems, Inc: In May 2007, we acquired GIS, a provider of office technology for small and mid-size businesses in the United States for cash consideration of $29 per common share. The acquisition of GIS expanded our access to the U.S. small and mid-size business market. The aggregate purchase price was approximately $1.5 billion, consisting of cash paid for outstanding stock, vested employee stock options and restricted stock and direct transaction costs. In addition, in connection with the closing, we also repaid $200 of GIS’ outstanding bank debt. The results of operations for GIS are included in our Consolidated Statements of Income as of May 9, 2007, the effective date of acquisition. Refer to Note 2-Segment Reporting for a discussion of the segment classification of GIS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

The total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective estimated fair values. Goodwill and other intangibles recorded in connection with the acquisition totaled $1.7 billion based on third-party valuations and management’s estimates for those acquired intangible assets. Aggregate amortization expense associated with the intangibles acquired as part of the acquisition was $16 for 2007. The primary elements that generated goodwill are the value of the acquired assembled workforce, specialized processes and procedures and operating synergies, none of which qualify as a separate intangible asset.

The fair values of assets acquired and liabilities assumed at the acquisition date as reflected in the financial statements are as follows:

	As of May 9, 2007	Weighted- Average Useful Life
Current assets (includes cash of $2)	$291
Other long-term assets	41
Goodwill	1,323	n/a
Intangible assets:
Customer relationships	189	12 years
Tradenames	174	20 years

Total assets acquired	2,018
Current liabilities	(162)
Long-term liabilities	(325)

Net assets acquired	$1,531

The unaudited pro forma results presented below include the effects of the GIS acquisition as if it had been consummated as of January 1, 2006. The pro-forma results include the amortization associated with the estimated value of acquired intangible assets and interest expense associated with debt used to fund the acquisition. However, pro forma results do not include any anticipated synergies or other expected benefits of the acquisition. Accordingly, the unaudited pro forma financial information below is not necessarily indicative of either future results of operations or results that might have been achieved had the acquisition been consummated as of January 1, 2006.

	Year Ended December 31,
	2007	2006
Revenue	$17,619	$16,992
Net income	1,139	1,222
Basic earnings per share	1.22	1.26
Diluted earnings per share	1.20	1.23

Advectis, Inc: In October 2007, we acquired Advectis, Inc. (“Advectis”), a privately-owned provider of a web-based solution to electronically manage the process needed to underwrite, audit, collaborate, deliver and archive mortgage loan documents for $30 in cash. The purchase agreement requires us to pay the sellers an additional $11 if certain performance conditions are achieved over the next three years. The operating results of Advectis are not material to our financial statements, and are included within our Other segment from the date of acquisition. The purchase price is expected to be primarily allocated to intangible assets and goodwill and will be based on management’s estimates which have not yet been finalized.

GIS Acquisitions: In the latter half of 2007, GIS acquired four businesses that provide office-imaging solutions and related services for $39 in cash. The operating results of these entities are not material to our financial statements, and are included within our Office segment from the date of acquisition as part of GIS. The purchase prices are expected to be primarily allocated to intangible assets and goodwill and will be based on management’s estimates which have not yet been finalized.

De Lage Landen Joint Venture: In July 2007, we purchased De Lage Landen’s (“DLL”) 51% ownership interest in our lease financing joint venture in the Netherlands. Refer to Note 4-Receivables, Net for more information regarding this purchase.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

The operating results of XMPie are not material to our financial statements, and are included within our Production segment from the date of acquisition. The purchase price was allocated to Goodwill $48, Intangible assets, net $9 and Deferred tax liabilities $(3). The primary element that generated the Goodwill is the value of synergies between the entities, which do not qualify as an amortizable intangible asset. The allocations were based on third-party valuations and management’s estimates.

Amici LLC: In July 2006, we acquired all of the net assets of Amici LLC (“Amici”), a provider of electronic-discovery (e-discovery), services for $175 in cash, including transaction costs. Amici provides comprehensive litigation discovery management services, including the conversion, hosting and production of electronic and hardcopy documents. Amici also provides consulting and professional services to assist attorneys in the discovery process. The purchase agreement requires us to pay the sellers an additional $20 if certain performance targets are achieved in 2008, which would be an addition to the acquired cost of the entity. The operating results of Amici were not material to our financial statements and are included within our Other segment from the date of acquisition.

The purchase price was allocated to Net assets $2, Intangible assets $37 (consisting of customer relationships of $29 and software of $8), and Goodwill of $136. The primary elements that generated the Goodwill are the value of synergies and the acquired assembled workforce, neither of which qualify as a separate intangible asset. The allocations were based on third-party valuations and management’s estimates.

Note 4 – Receivables, Net

Finance Receivables: Finance receivables result from installment arrangements and sales-type leases arising from the marketing of our equipment. These receivables are typically collateralized by a security interest in the underlying assets. Finance receivables, net at December 31, 2007 and 2006 were as follows (in millions):

	2007	2006
Gross receivables	$9,643	$9,389
Unearned income	(1,461)	(1,437)
Unguaranteed residual values	69	90
Allowance for doubtful accounts	(203)	(198)

Finance receivables, net	8,048	7,844
Less: Billed portion of finance receivables, net	(304)	(273)
Current portion of finance receivables not billed, net	(2,693)	(2,649)

Amounts due after one year, net	$5,051	$4,922

Contractual maturities of our gross finance receivables as of December 31, 2007 were as follows (including those already billed of $304 (in millions):

2008	2009	2010	2011	2012	Thereafter	Total
$3,652	$2,665	$1,863	$1,054	$371	$38	$9,643

Secured Funding Arrangements

GE Secured Borrowings: We have an agreement in the U.S. (the “Loan Agreement”) under which General Electric Capital Corporation, a subsidiary of GE, provides secured funding for our customer leasing activities in the U.S. The maximum potential level of borrowing under this agreement is a function of the size of the portfolio of finance receivables generated by us that meet GE’s funding requirements and cannot exceed $5 billion.

Under this agreement, new lease originations funded by GE, were transferred to a wholly-owned consolidated subsidiary. The funds received under this agreement are recorded as secured borrowings and together with the associated lease receivables are included in our Consolidated Balance Sheet. We and GE intended for the transfers of the lease contracts to be “true sales at law” and that the wholly-owned consolidated subsidiary be bankruptcy remote and have received opinions to that effect from outside legal counsel. As a result, the transferred receivables are not available to satisfy any of our other obligations. The final funding date for the U.S. facility is December 2010. There have been no new borrowings under the Loan Agreement since December 2005.

We also had similar secured funding arrangements with GE in the U.K. and Canada. In July 2007 and December 2007, we repaid the outstanding loans under those arrangements of £293 million (U.S. $593) and Cdn. $41 million (U.S. $41) in the U.K. and Canada, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

France Secured Borrowings: In October 2007, our secured warehouse financing facility in France matured and we repaid the outstanding borrowings of €331 million (U.S. $469) under this program with proceeds from an unsecured bank bridge loan due March 31, 2008.

DLL Secured Borrowings: In July 2007, we purchased De Lage Landen’s (“DLL”) 51% ownership interest in our lease financing joint venture in the Netherlands for $25 including accumulated dividends of $9. In connection with the purchase, the secured borrowings to DLL of $153 were repaid and the related finance receivables are no longer encumbered. To fund the purchase and repayment we borrowed $161 of unsecured bank debt due July 1, 2008.

The following table shows finance receivables and related secured debt as of December 31, 2007 and 2006. Although the finance receivables are consolidated assets they are generally not available to satisfy our other obligations:

	December 31, 2007		December 31, 2006
(in millions)	Finance Receivables, Net	Secured Debt	Finance Receivables, Net	Secured Debt
GE – U.S.	$377	$275	$941	$782
GE – U.K.	—	—	669	609
GE – Canada	—	—	115	88
Merrill Lynch – France	—	—	501	419
DLL – Netherlands	—	—	197	161

Total encumbered finance receivables, net	$377	$275	$2,423	$2,059

Unencumbered finance receivables, net	7,671		5,421

Total finance receivables, net (1)	$8,048		$7,844

(1)	Includes (i) billed portion of finance receivables, net, (ii) finance receivables, net and (iii) finance receivables due after one year, net as included in the Consolidated Balance Sheets as of December 31, 2007 and 2006.

Accounts Receivable Sales Arrangement: We have a facility in Europe that enables us to sell, on an on-going basis, certain accounts receivables without recourse to a third-party. During 2007 and 2006, we sold approximately $326 and $23, respectively, of accounts receivables under this facility. Fees associated with the 2007 sales were $2. Of the amounts sold, $170 remained uncollected by the third-party as of December 31, 2007.

Note 5 – Inventories and Equipment on Operating Leases, Net

Inventories at December 31, 2007 and 2006 were as follows (in millions):

	2007	2006
Finished goods	$1,099	$967
Work-in-process	70	67
Raw materials	136	129

Total Inventories	$1,305	$1,163

Equipment on operating leases and similar arrangements consists of our equipment rented to customers and depreciated to estimated residual value at the end of the lease term. The transfer of equipment from our inventories to equipment subject to an operating lease is presented in our Consolidated Statements of Cash Flows in the operating activities section as a non-cash adjustment. We recorded $66, $69 and $56 in inventory write-down charges for the years ended December 31, 2007, 2006 and 2005, respectively. Equipment on operating leases and the related accumulated depreciation at December 31, 2007 and 2006 were as follows (in millions):

	2007	2006
Equipment on operating leases	$1,435	$1,246
Less: Accumulated depreciation	(848)	(765)

Equipment on operating leases, net	$587	$481

Depreciable lives generally vary from three to four years consistent with our planned and historical usage of the equipment subject to operating leases. Depreciation and obsolescence expense for equipment on operating leases was $269,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

$230 and $205 for the years ended December 31, 2007, 2006 and 2005, respectively. Our equipment operating lease terms vary, generally from 12 to 36 months. Scheduled minimum future rental revenues on operating leases with original terms of one year or longer are (in millions):

2008	2009	2010	2011	2012	Thereafter
$ 361	$252	$170	$81	$38	$10

Total contingent rentals on operating leases, consisting principally of usage charges in excess of minimum contracted amounts, for the years ended December 31, 2007, 2006 and 2005 amounted to $117, $112 and $136, respectively.

Note 6 – Land, Buildings and Equipment, Net

Land, buildings and equipment, net at December 31, 2007 and 2006 were as follows (in millions):

	Estimated Useful Lives (Years)	2007	2006
Land		$48	$46
Buildings and building equipment	25 to 50	1,208	1,120
Leasehold improvements	Varies	371	338
Plant machinery	5 to 12	1,710	1,613
Office furniture and equipment	3 to 15	998	949
Other	4 to 20	86	73
Construction in progress		88	125

Subtotal		4,509	4,264
Less: Accumulated depreciation		(2,922)	(2,737)

Land, buildings and equipment, net		$1,587	$1,527

Depreciation expense was $262, $277 and $280 for the years ended December 31, 2007, 2006 and 2005, respectively. We lease certain land, buildings and equipment, substantially all of which are accounted for as operating leases. Total rent expense under operating leases for the years ended December 31, 2007, 2006 and 2005 amounted to $286, $269 and $267, respectively. Future minimum operating lease commitments that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2007 were as follows:

2008	2009	2010	2011	2012	Thereafter
$ 266	$212	$169	$129	$90	$158

We have an information management contract with Electronic Data Systems Corp. (“EDS”) through June 30, 2009. Services to be provided under this contract include support of global mainframe system processing, application maintenance, desktop and helpdesk support, voice and data network management and server management. There are no minimum payments due EDS under the contract. In January 2008, the portion of the contract for global mainframe processing was extended through December 2013. Payments to EDS, which are primarily recorded in selling, administrative and general expenses, were $294, $288 and $305 for the years ended December 31, 2007, 2006 and 2005, respectively.

In December 2006, we sold our Corporate headquarters facility for $55 and recognized a gain of $15. In connection with the sale, the secured mortgage on the facility of $34 was defeased through the purchase of treasury securities totaling $36. The difference of $2 was recorded as a loss on extinguishment of debt. The gain on the sale as well as the loss on extinguishment are included in Other expenses, net within the Consolidated Statements of Income. In October 2007, we relocated our Corporate headquarters to a leased facility in Norwalk, Connecticut.

Note 7 – Investments in Affiliates, at Equity

Investments in corporate joint ventures and other companies in which we generally have a 20% to 50% ownership interest at December 31, 2007 and 2006 were as follows (in millions):

	2007	2006
Fuji Xerox	$887	$834
All other equity investments	45	40

Investments in affiliates, at equity	$932	$874

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Fuji Xerox is headquartered in Tokyo and operates in Japan, China, Australia, New Zealand and other areas of the Pacific Rim. Our investment in Fuji Xerox of $887 at December 31, 2007, differs from our implied 25% interest in the underlying net assets, or $972, due primarily to our deferral of gains resulting from sales of assets by us to Fuji Xerox, partially offset by goodwill related to the Fuji Xerox investment established at the time we acquired our remaining 20% of Xerox Limited from The Rank Group plc.

Our equity in net income of our unconsolidated affiliates for the three years ended December 31, 2007 was as follows:

	2007	2006	2005
Fuji Xerox	$89	$107	$90
Other investments	8	7	8

Total	$97	$114	$98

Equity in net income of Fuji Xerox is affected by certain adjustments to reflect the deferral of profit associated with intercompany sales. These adjustments may result in recorded equity income that is different than that implied by our 25% ownership interest. Equity income for 2007 includes after-tax restructuring charges of $30 primarily reflecting employee related costs as part of Fuji Xerox’s continued cost-reduction actions to improve its competitive position.

Condensed financial data of Fuji Xerox for the three calendar years ended December 31, 2007 was as follows (in millions):

	2007	2006	2005
Summary of Operations:
Revenues	$10,218	$9,859	$10,009
Costs and expenses	9,565	9,119	9,406

Income before income taxes	653	740	603
Income taxes	252	281	215
Minorities’ interests	6	5	8

Net income	$395	$454	$380

Balance Sheet Data:
Assets:
Current assets	$4,242	$3,731	$3,454
Long-term assets	4,639	4,184	4,168

Total Assets	$8,881	$7,915	$7,622

Liabilities and Shareholders’ Equity:
Current liabilities	$3,322	$2,954	$2,991
Long-term debt	900	685	434
Other long-term liabilities	746	590	936
Minorities’ interests in equity of subsidiaries	25	21	17
Shareholders’ equity	3,888	3,665	3,244

Total Liabilities and Shareholders’ Equity	$8,881	$7,915	$7,622

In 2007, 2006 and 2005, we received dividends of $37, $41 and $38, respectively, which were reflected as a reduction in our investment. Additionally, we have a technology agreement with Fuji Xerox whereby we receive royalty payments for their use of our Xerox brand trademark, as well as, rights to access their patent portfolio in exchange for access to our patent portfolio. In 2006, we renewed our technology agreement with Fuji Xerox (the “2006 Technology Agreement”). The 2006 Technology Agreement provides that Fuji Xerox pays us royalties based on Fuji Xerox’s revenue. The 2006 Technology Agreement did not result in a material change to the royalty revenues we receive from Fuji Xerox. In general, all other existing agreements with respect to intellectual property between the parties will remain in full force and effect. Therefore, all technology licenses previously granted between the parties will not be subject to the 2006 Technology Agreement but will generally remain subject to the terms of any such prior arrangements. The only exception is that the licenses previously granted under the 1999 Technology Agreement were converted into fully paid-up and royalty free licenses.

In 2007, 2006 and 2005, we earned royalty revenues under this agreement of $108, $117 and $123, respectively, which are included in Service, outsourcing and rental revenues in the Consolidated Statements of Income. We also have

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

arrangements with Fuji Xerox whereby we purchase inventory from and sell inventory to Fuji Xerox. Pricing of the transactions under these arrangements is based upon negotiations conducted at arm’s length. Our purchase commitments with Fuji Xerox are in the normal course of business and typically have a lead time of three months. Purchases from and sales to Fuji Xerox for the three years ended December 31, 2007 were as follows (in millions):

	2007	2006	2005
Sales	$186	$168	$163
Purchases	$1,946	$1,677	$1,517

In addition to the amounts described above, in 2007, 2006 and 2005, we paid Fuji Xerox $26, $28 and $28, respectively, and Fuji Xerox paid us $2, $3 and $9, in 2007, 2006 and 2005, respectively, for unique research and development. As of December 31, 2007 and 2006, amounts due to Fuji Xerox were $205 and $169, respectively.

Note 8 – Goodwill and Intangible Assets, Net

Goodwill:

The following table presents the changes in the carrying amount of goodwill, by operating segment, for the three years ended December 31, 2007 (in millions):

	Production	Office	DMO	Other	Total
Balance at January 1, 2005	$848	$881	$—	$119	$1,848
Foreign currency translation adjustment	(103)	(74)	—	—	(177)

Balance at December 31, 2005	$745	$807	$—	$119	$1,671
Foreign currency translation adjustment	99	69	—	1	169
Acquisition of Amici LLC	—	—	—	136	136
Acquisition of XMPie, Inc.	48	—	—	—	48

Balance at December 31, 2006	$892	$876	$—	$256	$2,024
Foreign currency translation adjustment	21	17	—	—	38
Acquisition of GIS	—	1,218	—	105	1,323
Acquisition of Advectis, Inc.	—	—	—	26	26
GIS Acquisitions	—	30	—	3	33
Other	—	—	—	4	4

Balance at December 31, 2007	$913	$2,141	$—	$394	$3,448

Intangible Assets, Net:

Intangible assets primarily relate to the Office operating segment. Intangible assets were comprised of the following as of December 31, 2007 and 2006 (in millions):

	Weighted	December 31, 2007			December 31, 2006
	Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Customer base	14 years	$462	$118	$344	$258	$89	$169
Distribution network	25 years	123	39	84	123	35	88
GIS Trademarks	20 years	174	6	168	—	—	—
Technology, trademarks and non-compete	6 years	40	15	25	165	136	29

		$799	$178	$621	$546	$260	$286

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Amortization expense related to intangible assets was $46, $45, and $42 for the years ended December 31, 2007, 2006 and 2005, respectively, and is expected to approximate $46 in 2008 and approximate $45 annually from 2009 through 2012.

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

The net restructuring and asset impairment charges in the Consolidated Statements of Income totaled $(6), $385 and $366 in 2007, 2006 and 2005, respectively. Detailed information related to restructuring program activity during the three years ended December 31, 2007 is outlined below (in millions):

Restructuring Activity	Severance and Related Costs	Lease Cancellation and Other Costs	Asset Impairments(1)	Legacy Programs (2)	Total
Ending Balance December 31, 2004	$70	$23	$—	$24	$117
Restructuring Provision	371	12	15	1	399
Reversals of prior accruals	(21)	(6)	—	(6)	(33)

Net current year charges(3)	350	6	15	(5)	366
Charges against reserve and currency	(203)	(10)	(15)	(19)	(247)

Ending Balance December 31, 2005	$217	$19	$—	$—	$236
Restructuring Provision	351	39	30	—	420
Reversals of prior accruals	(33)	(2)	—	—	(35)

Net current year charges(3)	318	37	30	—	385
Charges against reserve and currency	(242)	(12)	(30)	—	(284)

Ending Balance December 31, 2006	$293	$44	$—	$—	$337
Restructuring Provision	27	7	1	—	35
Reversals of prior accruals	(38)	(3)	—	—	(41)

Net current year charges(3)	(11)	4	1	—	(6)
Charges against reserve and currency	(211)	(10)	(1)	—	(222)

Ending Balance December 31, 2007 (4)	$71	$38	$—	$—	$109

(1)	Charges associated with asset impairments represent the write-down of the related assets to their new cost basis and are recorded concurrently with the recognition of the provision.
(2)	Legacy Programs, includes the runoff activity of several predecessor restructuring programs which were initiated between 2000 and 2001.
(3)	Represents amount recognized within the Consolidated Statements of Income for the years shown.
(4)	We expect to utilize the majority of the December 31, 2007 restructuring balance in 2008.

Additional details about our restructuring programs are as follows:

Reconciliation to Consolidated Statements of Cash Flows

	Years Ended December 31,
	2007	2006	2005
Charges to reserve	$(222)	$(284)	$(247)
Asset impairments	1	30	15
Effects of foreign currency and other non-cash	(14)	(11)	18

Cash payments for restructurings	$(235)	$(265)	$(214)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Restructuring: In recent years we have initiated a series of ongoing restructuring initiatives designed to leverage cost savings resulting from realized productivity improvements, realign and lower our overall cost structure and outsource certain internal functions. These initiatives primarily include severance actions and impact all major geographies and segments. Recent initiatives include:

•	Restructuring activity was minimal in 2007 and the related charges primarily reflected changes in estimates in severance costs from previously recorded actions.
•

The 2006 charges primarily relate to the elimination of approximately 3,400 positions primarily in North America and Europe. The 2006 actions associated with these charges primarily include the following: technical and professional services infrastructure and global back-office optimization; continued R&D efficiencies and productivity improvements; supply chain optimization to ensure, for example, alignment to our global two-tier model implementation; and selected off-shoring opportunities. The lease termination and asset impairment charges primarily related to the relocation of certain manufacturing operations as well as an exit from certain leased and owned facilities. These charges were offset by reversals of $35 primarily related to changes in estimates in severance costs from previously recorded actions.
•

The 2005 charges primarily related to initiatives to eliminate approximately 3,900 positions worldwide. The initiatives in 2005 were focused on cost reductions in service, manufacturing and back office support operations primarily within the Office and Production segments. These charges were offset by reversals of $27 primarily related to changes in estimates in severance costs from previously recorded actions.

The following table summarizes the total amount of costs incurred in connection with these restructuring programs by segment for the three years ended December 31, 2007 (in millions):

	2007	2006	2005
Production	$(7)	$142	$150
Office	3	127	175
DMO	1	21	22
Other	(3)	95	19

Total Provisions	$(6)	$385	$366

Note 10 – Supplementary Financial Information

The components of other current assets and other current liabilities at December 31, 2007 and 2006 were as follows (in millions):

	2007	2006
Other current assets
Deferred taxes	$200	$271
Restricted cash	45	236
Prepaid expenses	120	119
Financial derivative instruments	27	9
Other	290	299

Total Other current assets	$682	$934

Other current liabilities
Income taxes payable	$84	$63
Other taxes payable	179	157
Interest payable	137	128
Restructuring reserves	81	291
Unearned income	242	194
Financial derivative instruments	30	17
Product warranties	25	21
Dividends payable	40	—
Other	694	546

Total Other current liabilities	$1,512	$1,417

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

The components of other long-term assets and other long-term liabilities at December 31, 2007 and 2006 were as follows (in millions):

	2007	2006
Other long-term assets
Prepaid pension costs	$322	$19
Net investment in discontinued operations (1)	277	295
Internal use software, net	270	217
Restricted cash	219	190
Debt issuance costs, net	47	48
Other	293	282

Total Other long-term assets	$1,428	$1,051

Other long-term liabilities
Deferred and other tax liabilities	$250	$223
Minorities’ interests in equity of subsidiaries	103	108
Financial derivative instruments	14	42
Other	429	448

Total Other long-term liabilities	$796	$821

(1)	At December 31, 2007, our net investment in discontinued operations primarily consists of a $305 performance-based instrument relating to the 1997 sale of The Resolution Group (“TRG”) net of remaining net liabilities associated with our discontinued operations of $28. The recovery of the performance-based instrument is dependent on the sufficiency of TRG’s available cash flows, as guaranteed by TRG’s ultimate parent, which are expected to be recovered in annual cash distributions through 2017.

Note 11 – Debt

Short-term borrowings at December 31, 2007 and 2006 were as follows (in millions):

	2007	2006
Current maturities of long-term debt	$426	$1,465
Notes payable	18	20
France Bridge Facility due 2008	81	—

Total	$525	$1,485

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Long-term debt, including debt secured by finance receivables at December 31, 2007 and 2006 was as follows (in millions):

	Weighted Average Interest Rates at December 31, 2007	2007	2006
U.S. Operations
Xerox Corporation
Notes due 2008	5.88%	$2	$3
Senior Notes due 2009 (1)	10.75%	606	613
Euro Senior Notes due 2009 (1)	10.60%	328	290
Floating Senior Notes due 2009	5.72%	150	150
Senior Notes due 2010 (1)	7.13%	699	687
Notes due 2011	7.01%	50	50
Senior Notes due 2011 (1)	6.62%	757	750
2007 Credit Facility due 2012	5.33%	600	—
Senior Notes due 2012	5.59%	1,096	—
Senior Notes due 2013 (1)	7.63%	542	541
Convertible Notes due 2014	9.00%	19	19
Notes due 2016 (1)	7.20%	257	248
Senior Notes due 2016 (1)	6.48%	697	696
Senior Notes due 2017 (1)	6.83%	497	497
Zero Coupon Notes due 2022	5.77%	409	—

Subtotal		$6,709	$4,544

Xerox Credit Corporation
Yen Notes due 2007	—	—	252
Notes due 2012	7.20%	25	75
Notes due 2013	6.49%	60	60
Notes due 2014	6.06%	50	50
Notes due 2018	7.00%	25	25

Subtotal		$160	$462

Other U.S. Operations
Borrowings secured by finance receivables (2)	5.24%	275	782
Borrowings secured by other assets	9.98%	8	10

Subtotal		$283	$792

Total U.S. Operations		$7,152	$5,798

International Operations
Euro Bank Facility due 2008	5.04%	177	—
Pound Sterling secured borrowings (2)	—	—	609
Euro secured borrowings (2)	—	—	580
Canadian dollars secured borrowings (2)	—	—	88
Other debt due 2008-2010	5.78%	36	50

Total International Operations		213	1,327

Subtotal		7,365	7,125

Less current maturities		(426)	(1,465)

Total Long-term debt		$6,939	$5,660

(1)	The principal amounts of these debt instruments have been adjusted for the effects of fair value hedge accounting, as described in Note 13 – Financial Instruments, as well as premiums and discounts.

The following summarizes the original principal amounts of those instruments as of December 31, 2007:

Senior Notes due 2009	$600
Euro Senior Notes due 2009	331
Senior Notes due 2010	700
Senior Notes due 2011	750
Senior Notes due 2012	1,100
Senior Notes due 2013	550
Notes due 2016	250
Senior Notes due 2016	700
Senior Notes due 2017	500

(2)	Refer to Note 4 – Receivables, Net for further discussion of borrowings secured by finance receivables, net.

Scheduled payments due on long-term debt for the next five years and thereafter are as follows (in millions):

2008	2009	2010	2011	2012	Thereafter	Total
$426 (1)	$1,552	$707	$808	$1,721	$2,151	$7,365

(1)	Quarterly total debt maturities for 2008 are $106, $60, $223 and $37 for the first, second, third and fourth quarters, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

2007 Credit Facility

In 2007, we amended and restated our $1.25 billion unsecured 2006 credit facility. The amended and restated facility (the “2007 Credit Facility”) increased the maximum amount available for borrowing to $2 billion and includes a $300 letter of credit subfacility. The Facility is available, without sublimit, to certain of our qualifying subsidiaries and includes provisions that would allow us to increase the overall size of the Facility up to an aggregate amount of $2.5 billion. It matures in 2012, although we have the right to request a one year extension on each of the first and second anniversaries of the Facility. Our obligations under the Facility are unsecured and are not currently guaranteed by any of our subsidiaries. In the event that any of our subsidiaries borrows under the Facility, its borrowings thereunder would be guaranteed by us.

Borrowings under the 2007 Credit Facility bear interest at LIBOR plus a spread that will vary between 0.18% and 0.75% depending on our then current credit ratings. The spread as of December 31, 2007 was 0.35%. In addition, we are required to pay a facility fee on the aggregate amount of the revolving credit facility. As of December 31, 2007, we had borrowings of $600 and no outstanding letters of credit under the 2007 Credit Facility and the facility fee rate was 0.10%.

The facility contains various conditions to borrowing, and affirmative, negative and financial maintenance covenants. Certain of the more significant covenants are summarized below:

(a)	Maximum leverage ratio (a quarterly test that is calculated as debt for borrowed money divided by consolidated EBITDA) ranging from 4.00 to 3.25 over the life of the facility.
(b)	Minimum interest coverage ratio (a quarterly test that is calculated as consolidated EBITDA divided by consolidated interest expense) may not be less than 3.00:1.
(c)	Limitations on (i) liens securing debt of Xerox and certain of our subsidiaries, (ii) certain fundamental changes to corporate structure, (iii) changes in nature of business and (iv) limitations on debt incurred by certain subsidiaries.

The 2007 Credit Facility also contains various events of default, the occurrence of which could result in a termination by the lenders and the acceleration of all our obligations under the Facility. These events of default include, without limitation:

(i) payment defaults, (ii) breaches of covenants under the Facility (certain of which breaches do not have any grace period), (iii) cross-defaults and acceleration to certain of our other obligations and (iv) a change of control of Xerox.

Senior Notes Offerings

In May 2007, we issued $1,100 of Senior Notes due 2012 (the “2012 Senior Notes”) at 99.613 percent of par, resulting in net proceeds of $1,088. The 2012 Senior Notes accrue interest at the rate of 5.50% per annum, payable semiannually, and as a result of the discount, have a weighted average effective interest rate of 5.59%. In conjunction with the issuance of the 2012 Senior Notes, debt issuance costs of $7 were deferred. The 2012 Senior Notes are subordinated to our secured indebtedness and rank equally with our other existing senior unsecured indebtedness.

Zero Coupon Bonds

In July and August 2007, we issued $300 and $100, respectively, of zero coupon bonds in private placement transactions. The bonds mature in 2022 and the final amounts due at maturity are $706 and $233, respectively. The bonds are putable annually at the option of the bond holder after two years.

Other Debt Activity

Bank Credit Facilities: In July 2007, our subsidiary in the Netherlands entered into an unsecured €120 million (U.S. $161) bank loan due July 1, 2008. The proceeds were used to repay secured borrowings to DLL in connection with our purchase of DLL’s interest in our lease financing joint venture (Refer to Note 4-Receivables, Net for further information). As of December 31, 2007, approximately €120 million (U.S. $177) was outstanding under this loan.

In October 2007, we entered into a €330 million (U.S. $466) bridge facility due March 31, 2008, in order to repay maturing secured debt in France with Merrill Lynch. As of December 31, 2007, approximately €55 million (U.S. $81) was outstanding under this facility.

Guarantees: At December 31, 2007, we have guaranteed $37 of indebtedness of our foreign subsidiaries. This debt is included in our Consolidated Balance Sheet as of such date. In addition, as of December 31, 2007, $55 of letters of credit have been issued in connection with insurance guarantees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Interest: Interest paid on our short-term debt, long-term debt and liabilities to subsidiary trusts issuing preferred securities amounted to $552, $512 and $555 for the years ended December 31, 2007, 2006 and 2005, respectively.

Interest expense and interest income for the three years ended December 31, 2007 was as follows (in millions):

	2007	2006	2005
Interest expense (1)	$579	$544	$557
Interest income (2)	877	909	1,013

(1)	Includes Equipment financing interest expense, as well as, non-financing interest expense included in Other expenses, net in the Consolidated Statements of Income.
(2)	Includes Finance income, as well as, other interest income that is included in Other expenses, net in the Consolidated Statements of Income.

Equipment financing interest is determined based on an estimated cost of funds, applied against the estimated level of debt required to support our net finance receivables. The estimated cost of funds is based on a blended rate for term and duration comparable to available borrowing rates for a BBB rated company, which are reviewed at the end of each period. The estimated level of debt is based on an assumed 7 to 1 leverage ratio of debt/equity as compared to our average finance receivable balance during the applicable period.

Net cash payments on other debt as shown on the Consolidated Statements of Cash Flows for the three years ended December 31, 2007 was as follows (in millions):

	2007	2006	2005
Cash (payments) proceeds on notes payable, net	$(143)	$(19)	$4
Net cash proceeds from issuance of long-term debt(1)	2,254	1,502	50
Cash payments on long-term debt	(297)	(207)	(1,241)

Net cash proceeds (payments) on other debt	$1,814	$1,276	$(1,187)

(1)	Includes payment of debt issuance costs.

Note 12 –  Liability to Subsidiary Trust Issuing Preferred Securities

The Liability to Subsidiary Trust Issuing Preferred Securities included in our Consolidated Balance Sheets of $632 and $624 as of December 31, 2007 and 2006, respectively, reflect our obligations to Xerox Capital Trust I (“Trust I”) as a result of their loans to us from proceeds related to their issuance of preferred securities. This subsidiary is not consolidated in our financial statements because we are not the primary beneficiary of the trust.

In 1997, Trust I issued 650 thousand of 8.0% preferred securities (the “Preferred Securities”) to investors for $644 ($650 liquidation value) and 20,103 shares of common securities to us for $20. With the proceeds from these securities, Trust I purchased $670 principal amount of 8.0% Junior Subordinated Debentures due 2027 of the Company (“the Debentures”). The Debentures represent all of the assets of Trust I. On a consolidated basis, we received net proceeds of $637 which was net of fees and discounts of $13. Interest expense, together with the amortization of debt issuance costs and discounts, was $54 in 2007, 2006 and 2005. We have guaranteed, on a subordinated basis, distributions and other payments due on the Preferred Securities. The guarantee and our obligations under the Debentures and in the indenture pursuant to which the Debentures were issued and our obligations under the Amended and Restated Declaration of Trust governing the trust, taken together, provide a full and unconditional guarantee of amounts due on the Preferred Securities. The Preferred Securities accrue and pay cash distributions semiannually at a rate of 8% per year of the stated liquidation amount of one thousand dollars per Preferred Security. The Preferred Securities are mandatorily redeemable upon the maturity of the Debentures on February 1, 2027, or earlier to the extent of any redemption by us of any Debentures. The redemption price in either such case will be one thousand dollars per share plus accrued and unpaid distributions to the date fixed for redemption.

Note 13 – Financial Instruments

We are exposed to market risk from changes in foreign currency exchange rates and interest rates, which could affect operating results, financial position and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. These derivative financial instruments are utilized to hedge economic exposures as well as to reduce earnings and cash flow volatility resulting from shifts in market rates. As permitted, certain of these derivative contracts have been designated for hedge accounting treatment under SFAS No. 133. Certain of our derivatives do not qualify for hedge accounting but are effective as economic

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

hedges of our inventory purchases and currency exposure. These derivative contracts are accounted for using the mark-to-market accounting method and accordingly are exposed to some level of volatility. The level of volatility will vary with the type and amount of derivative hedges outstanding, as well as fluctuations in the currency and interest rate market during the period. The related cash flow impacts of all of our derivative activities are reflected as cash flows from operating activities.

We enter into limited types of derivative contracts, including interest rate and cross currency interest rate swap agreements, foreign currency spot, forward and swap contracts and net purchased foreign currency options to manage interest rate and foreign currency exposures. Our primary foreign currency market exposures include the Japanese Yen, Euro, and British pound sterling. The fair market values of all our derivative contracts change with fluctuations in interest rates and/or currency rates and are designed so that any changes in their values are offset by changes in the values of the underlying exposures. Derivative financial instruments are held solely as risk management tools and not for trading or speculative purposes.

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

Interest Rate Risk Management: We use interest rate swap agreements to manage our interest rate exposure and to achieve a desired proportion of variable and fixed rate debt. These derivatives may be designated as fair value hedges or cash flow hedges depending on the nature of the risk being hedged. At December 31, 2007 and 2006, we had outstanding single currency interest rate swap agreements with aggregate notional amounts of $1.1 billion and $1.7 billion, respectively. The net liability fair values at December 31, 2007 and 2006 were $6 and $41, respectively.

Fair Value Hedges: As of December 31, 2007 and 2006, pay variable/receive fixed interest rate swaps with notional amounts of $1.1 billion and $1.4 billion were designated and accounted for as fair value hedges. The swaps were structured to hedge the fair value of related debt by converting them from fixed rate instruments to variable rate instruments. No ineffective portion was recorded to earnings during 2007, 2006, or 2005. The following is a summary of our fair value hedges at December 31, 2007:

Debt Instrument	Year First Designated	Notional Amount	Net Fair Value	Weighted Average Interest Rate Paid	Interest Rate Received	Basis	Maturity
Senior Notes due 2010	2003/2005	$250	$(3)	8.02%	7.13%	Libor	2010
Notes due 2016	2004	250	(4)	7.28%	7.20%	Libor	2016
Senior Notes due 2011	2004	125	(1)	7.63%	6.88%	Libor	2011
Liability to Capital Trust I	2005	450	14	7.79%	8.00%	Libor	2027

Total		$1,075	$6

Cash Flow Hedges: During 2006, pay fixed/receive variable interest rate swaps with notional amounts of £200 million ($392) and a net asset fair value of $1, associated with the U.K. GE secured borrowing were designated and accounted for as cash flow hedges. The swaps were structured to hedge the LIBOR interest rate of the debt by converting it from a variable rate instrument to a fixed rate instrument. The swaps were terminated in connection with the repayment of this borrowing in July 2007. No ineffective portion was recorded to earnings during 2007 and 2006. Refer to Note 4-Receivables, Net for additional information.

Terminated Swaps: During the period from 2004 to 2007, we terminated interest rate swaps which had been designated as fair value hedges of certain debt instruments.

These terminated interest rate swaps had an aggregate notional value of $2.6 billion. The associated net fair value adjustments to the debt instruments are being amortized to interest expense over the remaining term of the related notes. In 2007, 2006 and 2005, the amortization of these fair value adjustments reduced interest expense by $9, $9 and $11, respectively, and we expect to record a net increase to interest expense of $19 in future years through 2027.

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
•

Although these contracts are intended to economically hedge foreign currency risks to the extent possible, the differences between the contract terms of our derivatives and the underlying forecasted exposures have limited our ability to obtain hedge accounting for all such derivatives. Accordingly, changes in value for a majority of these derivatives were recorded directly through earnings. However, during 2007 we started to designate certain contracts hedging our foreign currency denominated inventory purchases as cash-flow hedges – see “Cash Flow Hedges” below for additional information.

During 2007, 2006, and 2005, we recorded net currency losses of $8, $39 and $5, respectively. Net currency losses primarily result from the mark-to-market of foreign exchange contracts utilized to hedge foreign currency denominated assets and liabilities, the cost of hedging foreign currency-denominated assets and liabilities, the re-measurement of foreign currency-denominated assets and liabilities and the mark-to-market impact of economic hedges of anticipated transactions for which we do not apply cash flow hedge accounting treatment.

At December 31, 2007, we had outstanding forward exchange and purchased option contracts with gross notional values of $2,085. The following is a summary of the primary hedging positions and corresponding fair values held as of December 31, 2007:

Currency Hedged (Buy/Sell) (in millions)	Gross Notional Value	Fair Value Asset (Liability)
U.K. Pound Sterling/Euro	$534	$(12)
Euro/U.S. Dollar	439	24
U.S. Dollar/Euro	222	(7)
Swedish Kronor/Euro	180	(5)
Swiss Franc/Euro	156	1
Japanese Yen/U.S. Dollar	132	(1)
Japanese Yen/Euro	126	(2)
Euro/U.K. Pound Sterling	39	1
U.S. Dollar/Canadian Dollar	15	—
Canadian Dollar/Euro	3	—
All Other	239	(2)

Total	$2,085	$(3)

At December 31, 2006, we had outstanding Japanese Yen/USD cross-currency interest rate swap agreements with aggregate notional amounts of $126 and a net liability fair value of $9. These contracts matured during 2007 together with the scheduled repayment of the related debt. No such contracts were outstanding at December 31, 2007.

Cash Flow Hedges:

Debt related: As of December 31, 2006, our cross currency interest rate swaps were used to hedge the currency exposure for interest payments and principal on half of our Japanese Yen denominated debt of ¥30 billion (U.S. $252). In

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

addition, certain forward currency contracts were used to hedge the currency exposure for interest payments on the remaining Yen debt. These combined strategies converted the hedged cash flows on our Japanese Yen denominated debt to U.S. dollars and qualified for cash flow hedge accounting. The derivatives matured during 2007 together with the scheduled repayment of the related debt.

No amount of ineffectiveness was recorded in the Consolidated Statements of Income for the three years ended December 31, 2007 for these designated cash flow hedges and all components of each derivative’s gain or loss was included in the assessment of hedge effectiveness.

Inventory purchases: During 2007 we began to designate some of our foreign currency derivative contracts as cash flow hedges for a portion of our foreign currency denominated inventory purchases. The changes in fair value for these contracts were reported in AOCL and reclassified to Cost of Sales in the period or periods during which the related inventory was sold. No amount of ineffectiveness was recorded in the Consolidated Statements of Income for these designated cash flow hedges and all components of each derivative’s gain or loss was included in the assessment of hedge effectiveness. As of December 31, 2007, there were no contracts outstanding.

Accumulated Other Comprehensive Loss (“AOCL”): The following table provides a summary of the activity associated with all of our designated cash flow hedges (interest rate and foreign currency) reflected in AOCL for the three years ended December 31, 2007:

	Years ended December 31,
	2007	2006	2005
Net Gain/(Loss):
Beginning balance, net of tax	$1	$1	$3
Changes in fair value	4	(1)	(32)
Reclass to earnings	(5)	1	30

Ending balance, net of tax	$—	$1	$1

Fair Value of Financial Instruments: The estimated fair values of our financial instruments at December 31, 2007 and 2006 were as follows:

	2007		2006
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$1,099	$1,099	$1,399	$1,399
Short-term investments	—	—	137	137
Accounts receivable, net	2,457	2,457	2,199	2,199
Short-term debt	525	525	1,485	1,487
Long-term debt	6,939	7,176	5,660	5,917
Liability to subsidiary trust issuing preferred securities	632	632	624	640

The fair value amounts for Cash and cash equivalents and Accounts receivable, net approximate carrying amounts due to the short maturities of these instruments. The fair value of Short and Long-term debt, as well as our Liability to subsidiary trust issuing preferred securities, was estimated based on quoted market prices for publicly traded securities or on the current rates offered to us for debt of similar maturities. The difference between the fair value and the carrying value represents the theoretical net premium or discount we would pay or receive to retire all debt at such date.

Note 14 – Employee Benefit Plans

We sponsor numerous pension and other post-retirement benefit plans, primarily retiree health, in our U.S. and international operations. September 30 is the measurement date for most of our European plans and December 31 is the measurement date for all of our other post-retirement benefit plans, including all of our domestic plans. Refer to Note 1-“New Accounting Standards and Accounting Changes” for further information regarding recent accounting changes for our benefit plans. Information regarding our benefit plans is presented below (in millions):

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

	Pension Benefits		Retiree Health
	2007	2006	2007	2006
Change in Benefit Obligation
Benefit obligation, January 1	$10,467	$10,302	$1,592	$1,653
Service cost	237	244	17	19
Interest cost	578	732	87	92
Plan participants’ contributions	12	13	20	19
Plan amendments	11	(234)	—	31
Actuarial gain	(508)	(85)	(114)	(105)
Currency exchange rate changes	331	564	21	—
Curtailments	(1)	(2)	—	—
Benefits paid/settlements	(669)	(1,067)	(122)	(117)

Benefit obligation, December 31	$10,458	$10,467	$1,501	$1,592

Change in Plan Assets
Fair value of plan assets, January 1	$9,217	$8,444	$—	$—
Actual return on plan assets	667	959	—	—
Employer contribution	298	355	102	98
Plan participants’ contributions	12	13	20	19
Currency exchange rate changes	280	513	—	—
Benefits paid/settlements	(669)	(1,067)	(122)	(117)

Fair value of plan assets, December 31	$9,805	$9,217	$—	$—

Net funded status (including under-funded and non-funded plans) at December 31	$(653)	$(1,250)	$(1,501)	$(1,592)

Amounts recognized in the Consolidated Balance Sheets:
Other long-term assets	$322	$19	$—	$—
Accrued compensation and benefit costs	(48)	(79)	(105)	(102)
Pension and other benefit liabilities	(927)	(1,190)	—	—
Post-retirement medical benefits	—	—	(1,396)	(1,490)

Net amounts recognized	$(653)	$(1,250)	$(1,501)	$(1,592)

The pre-tax amounts recognized in accumulated other comprehensive loss consist of:

	Pension Benefits		Retiree Health
	2007	2006	2007	2006
Net actuarial loss	$1,032	$1,595	$169	$286
Prior service (credit) cost	(213)	(246)	11	(1)
Transition obligation	1	1	—	—

Total	$820	$1,350	$180	$285

The accumulated benefit obligation for all defined benefit pension plans was $9,748 and $9,589 at December 31, 2007 and 2006, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets is presented below (in millions):

	2007	2006
Aggregate projected benefit obligation	$1,193	$5,316
Aggregate accumulated benefit obligation	1,109	4,856
Aggregate fair value of plan assets	399	4,133

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

	Pension Benefits			Retiree Health
(in millions)	2007	2006	2005	2007	2006	2005
Components of Net Periodic Benefit Cost
Defined benefit plans
Service cost	$237	$244	$234	$17	$19	$20
Interest cost (1)	578	732	581	87	92	90
Expected return on plan assets (2)	(668)	(802)	(622)	—	—	—
Recognized net actuarial loss	75	104	98	10	19	31
Amortization of prior service credit	(20)	(18)	(3)	(12)	(13)	(24)
Recognized net transition obligation (asset)	—	2	1	—	—	—
Recognized curtailment/settlement loss	33	93	54	—	—	—

Net periodic benefit cost	235	355	343	102	117	117
Defined contribution plans	80	70	71	—	—	—

Total	$315	$425	$414	$102	$117	$117

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:
Net actuarial loss (gain)	(499)			(114)
Prior service cost (credit)	5			—
Amortization of net actuarial (loss) gain	(108)			(10)
Amortization of prior service (cost) credit	20			12

Total recognized in other comprehensive income (3)	(582)			(112)

Total Recognized in Net Periodic Benefit Cost and Other Comprehensive Income	$(267)			$(10)

(1)	Interest cost includes interest expense on non-TRA obligations of $374, $340, and $328 and interest expense directly allocated to TRA participant accounts of $204, $392, and $253 for the years ended December 31, 2007, 2006 and 2005, respectively.
(2)	Expected return on plan assets includes expected investment income on non-TRA assets of $464, $410, and $369 and actual investment income on TRA assets of $204, $392, and $253 for the years ended December 31, 2007, 2006 and 2005, respectively.
(3)	Amount represents the pre-tax effect included within other comprehensive income. The net of tax amount and effect of translation adjustments are included within the Consolidated Statements of Common Shareholders’ Equity.

The net actuarial loss and prior service credit for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $38 and $(21), respectively. The net actuarial loss and prior service credit for the other defined benefit postretirement plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $2 and $(12) respectively.

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

Plan Amendment

During 2006 we amended one of our domestic defined benefit pension plans. The amendment changed the process of calculating benefits for certain employees who retire from or leave the Company after 2012. The new process ensures that certain benefit enhancements are only provided to plan participants who qualify to receive them based on age and years of service at termination. The prior process for years after 2012 provided some plan participants with these benefit enhancements regardless of qualification. The amendment resulted in a net decrease of $173 in the Projected Benefit

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Obligation and a net decrease of $20 in the Accumulated Benefit Obligation. The amendment also decreased net periodic pension benefit cost by $31 for the full year 2006.

Plan Assets

Current Allocation and Investment Targets: As of the 2007 and 2006 measurement dates, the global pension plan assets were $9.8 billion and $9.2 billion, respectively. These assets were invested among several asset classes. None of the investments include debt or equity securities of Xerox Corporation. The amount and percentage of assets invested in each asset class as of December 31, 2007 and 2006 is shown below:

	Asset Value		Percentage of Total Assets
(in millions)	2007	2006	2007	2006
Asset Category
Equity securities	$5,060	$4,971	52%	54%
Debt securities	3,973	3,319	40	36
Real estate	720	728	7	8
Other	52	199	1	2

Total	$9,805	$9,217	100%	100%

Investment Strategy: The target asset allocations for our worldwide plans for 2007 were 50% invested in equities, 42% invested in fixed income, 7% invested in real estate and 1% invested in Other. The target asset allocations for our worldwide plans for 2006 were 53% invested in equities, 39% invested in fixed income, 7% invested in real estate and 1% invested in Other. The pension assets outside of the U.S. as of the 2007 and 2006 measurement dates were $5.7 billion and $5.1 billion, respectively.

The target asset allocations for the U.S. pension plan include 60% invested in equities, 35% in fixed income and 5% in real estate. Cash investments are sufficient to handle expected cash requirements for benefit payments and will vary throughout the year. The expected long-term rate of return on the U.S. pension assets is 8.75%.

We employ a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by exceeding the interest growth in long-term plan liabilities.

Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. This consideration involves the use of long-term measures that address both return and risk. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks as well as growth, value and small and large capitalizations. Other assets such as real estate, private equity, and hedge funds are used to improve portfolio diversification. Derivatives may be used to hedge market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investments. Investment risks and returns are measured and monitored on an ongoing basis through annual liability measurements and quarterly investment portfolio reviews.

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

Contributions: We expect to contribute approximately $130 to our worldwide defined benefit pension plans and approximately $100 to our other post retirement benefit plans in 2008. The 2008 expected pension plan contributions do not include any planned contribution for our domestic tax-qualified defined benefit plans because there are no required contributions to these plans for the 2008 fiscal year. However, once the January 1, 2008 actuarial valuations and projected results as of the end of the 2008 measurement year are available, the desirability of additional contributions will be reassessed. Based on these results, we may voluntarily decide to contribute to these plans, even though no contribution is required. In 2007 and 2006, after making this assessment, we contributed $158 and $228, respectively, to our domestic tax qualified plans to make them 100% funded on a current liability basis under the ERISA funding rules.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Estimated Future Benefit Payments: The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid during the following years (in millions):

	Pension Benefits	Retiree Health
2008	$732	$105
2009	645	114
2010	675	119
2011	690	123
2012	758	127
Years 2013-2017	3,977	635

Assumptions	Pension Benefits			Retiree Health
	2007	2006	2005	2007		2006		2005
Weighted-average assumptions used to determine benefit obligations at the plan measurement dates
Discount rate	5.9%	5.3%	5.2%	6.2%		5.8%		5.6%
Rate of compensation increase	4.1	4.1	3.9	—	(1)	—	(1)	—	(1)

(1)	Rate of compensation increase is not applicable to the retiree health benefits as compensation levels do not impact earned benefits.

	Pension Benefits				Retiree Health
	2008	2007	2006	2005	2008		2007		2006		2005
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31
Discount rate	5.9%	5.3%	5.2%	5.6%	6.2%		5.8%		5.6%		5.8%
Expected return on plan assets	7.6	7.6	7.8	8.0	—	(1)	—	(1)	—	(1)	—	(1)
Rate of compensation increase	4.1	4.1	3.9	4.0	—	(2)	—	(2)	—	(2)	—	(2)

(1)	Expected return on plan assets is not applicable to retiree health benefits as these plans are not funded.
(2)	Rate of compensation increase is not applicable to retiree health benefits as compensation levels do not impact earned benefits.

Assumed health care cost trend rates at December 31:

	2007	2006
Health care cost trend rate assumed for next year	10.4%	9.9%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.2%
Year that the rate reaches the ultimate trend rate	2013	2011

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions):

	One-percentage-point increase	One-percentage-point decrease
Effect on total service and interest cost components	$7	$(5)
Effect on post-retirement benefit obligation	86	(73)

Note 15 – Income and Other Taxes

Income before income taxes for the three years ended December 31, 2007 were as follows (in millions):

	2007	2006	2005
Domestic income	$667	$429	$386
Foreign income	771	379	444

Income before income taxes	$1,438	$808	$830

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Provisions (benefits) for income taxes for the three years ended December 31, 2007 were as follows (in millions):

	2007	2006	2005
Federal income taxes
Current	$30	$(448)	$(94)
Deferred	92	94	(59)
Foreign income taxes
Current	144	50	95
Deferred	120	(9)	37
State income taxes
Current	2	11	9
Deferred	12	14	7

Total	$400	$(288)	$(5)

A reconciliation of the U.S. federal statutory income tax rate to the consolidated effective income tax rate for the three years ended December 31, 2007 was as follows:

	2007	2006	2005
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Nondeductible expenses	0.9	1.4	3.4
Effect of tax law changes	1.1	(1.8)	0.3
Change in valuation allowance for deferred tax assets	1.0	1.4	(4.6)
State taxes, net of federal benefit	1.3	1.8	1.6
Audit and other tax return adjustments	(4.2)	(62.5)	(25.5)
Tax-exempt income	(0.6)	(0.9)	(0.7)
Other foreign, including earnings taxed at different rates	(7.4)	(10.5)	(10.3)
Other	0.7	0.5	0.2

Effective income tax rate	27.8%	(35.6)%	(0.6)%

On a consolidated basis, we paid a total of $104, $76, and $186 in income taxes to federal, foreign and state jurisdictions in 2007, 2006 and 2005, respectively.

Total income tax expense (benefit) for the three years ended December 31, 2007 was allocated as follows (in millions):

	2007	2006	2005
Pre-tax income	$400	$(288)	$(5)
Common shareholders’ equity:
Defined benefit plans/minimum pension liability(1)	222	(432)	(18)
Stock option and incentive plans, net	(22)	(25)	(12)
Translation adjustments and other	24	(9)	(12)

Total	$624	$(754)	$(47)

(1)	2006 includes the effects of the adoption of FAS 158-see Note 1 for further information.

Unrecognized Tax Benefits and Audit Resolutions

Due to the extensive geographical scope of our operations, we are subject to ongoing tax examinations in numerous jurisdictions. Accordingly, we may record incremental tax expense based upon the more-likely-than-not outcomes of any uncertain tax positions. In addition, when applicable, we adjust the previously recorded tax expense to reflect examination results when the position is effectively settled. Our ongoing assessments of the more-likely-than-not outcomes of the examinations and related tax positions require judgment and can increase or decrease our effective tax rate, as well as impact our operating results. The specific timing of when the resolution of each tax position will be reached is uncertain. As of December 31, 2007, we do not believe that there are any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

Unrecognized Tax Benefits: A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Balance at January 1, 2007	$287
Additions from acquisitions	4
Additions related to current year	33
Additions related to prior years positions	78
Reductions related to prior years positions	(33)
Settlements with taxing authorities (1)	(66)
Reductions related to lapse of statute of limitations	(14)
Currency	14

Balance at December 31, 2007	$303

(1)	Majority of settlements resulted in utilization of deferred tax assets.

Included in the balance at January 1, 2007 and as of December 31, 2007 are $93 and $137, respectively, of tax positions that are highly certain of realizability but for which there is uncertainty about the timing or may be reduced through an indirect benefit from other taxing jurisdictions. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of these positions would not affect the annual effective tax rate.

We have filed claims in certain jurisdictions to assert our position should the law be clarified by judicial means. At this point in time, we believe it is unlikely that we will receive any benefit from these types of claims but we will continue to analyze as the issues develop. Accordingly, we have not included any benefit for these types of claims in the amount of unrecognized tax benefits.

Upon the adoption of FIN 48, we recognize interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within income tax expense. In 2007, net interest and penalties were less than $1. We had $28 and $23 accrued for the payment of interest and penalties associated with unrecognized tax benefits at January 1, 2007 and December 31, 2007, respectively.

We file income tax returns in the U.S. federal jurisdiction and various foreign jurisdictions. In the U.S. we are no longer subject to U.S. federal income tax examinations by tax authorities for years before 2006. With respect to our major foreign jurisdictions, we are no longer subject to tax examinations by tax authorities before 2000.

2006 Audit Resolution: In the first quarter 2006, we recognized an income tax benefit of $24 from the favorable resolution of certain tax issues associated with our 1999-2003 Internal Revenue Service (“IRS”) audit which at the time had not yet been finalized. In the second quarter 2006, we recognized an income tax benefit of $46 related to the favorable resolution of certain tax matters associated with the finalization of foreign tax audits. In the third quarter 2006, we received notice that the U.S. Joint Committee on Taxation had completed its review of our 1999-2003 IRS audit and as a result of that review our audit for those years had been finalized. Accordingly, we recorded an aggregate income tax benefit of $448 associated with the favorable resolution of certain tax matters from this audit. The recorded benefit did not result in a significant cash refund, but it did increase tax credit carryforwards and reduce taxes otherwise potentially due.

2005 Audit Resolution: In the second quarter of 2005, the 1996-1998 IRS audit was finalized. As a result, we recorded an aggregate second quarter 2005 net income benefit of $343. $260 of this benefit, which includes an after-tax benefit of $33 for interest ($54 pre-tax benefit), is the result of a change in tax law that allowed us to recognize a benefit for $1.2 billion of capital losses associated with the disposition of our insurance group operations in those years. The claim of additional losses and related tax benefits required review by the U.S. Joint Committee on Taxation, which was completed in June 2005. The benefit did not result in a significant cash refund, but increased tax credit carryforwards and reduced taxes otherwise potentially due.

Deferred Income Taxes

In substantially all instances, deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries and other foreign investments carried at equity. The amount of such earnings included in consolidated retained earnings at December 31, 2007 was approximately $7.5 billion. These earnings have been indefinitely reinvested and we currently do not plan to initiate any action that would precipitate the payment of income taxes thereon. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings.

Our 2001 sale of half of our ownership interest in Fuji Xerox resulted in our investment no longer qualifying as a foreign corporate joint venture. Accordingly, deferred taxes are required to be provided on the undistributed earnings of Fuji Xerox, arising subsequent to such date, as we no longer have the ability to ensure indefinite reinvestment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

The tax effects of temporary differences that give rise to significant portions of the deferred taxes at December 31, 2007 and 2006 were as follows (in millions):

	2007	2006
Tax effect of future tax deductions
Research and development	$895	$1,133
Post-retirement medical benefits	577	602
Depreciation	292	261
Net operating losses	576	553
Other operating reserves	216	185
Tax credit carryforwards	434	354
Deferred compensation	249	232
Allowance for doubtful accounts	100	108
Restructuring reserves	15	70
Pension	58	274
Other	181	138

	3,593	3,910
Valuation allowance	(747)	(647)

Total deferred tax assets	$2,846	$3,263

Tax effect of future taxable income
Unearned income and installment sales	$(1,283)	$(1,277)
Intangibles and goodwill	(142)	—
Other	(40)	(28)

Total deferred tax liabilities	(1,465)	(1,305)

Total deferred taxes, net	$1,381	$1,958

The above amounts are classified as current or long-term in the Consolidated Balance Sheets in accordance with the asset or liability to which they relate or, when applicable, based on the expected timing of the reversal. Current deferred tax assets at December 31, 2007 and 2006 amounted to $200 and $271, respectively.

The deferred tax assets for the respective periods were assessed for recoverability and, where applicable, a valuation allowance was recorded to reduce the total deferred tax asset to an amount that will, more likely than not, be realized in the future. The net change in the total valuation allowance for the years ended December 31, 2007 and 2006 was an increase of $100 and an increase of $57, respectively. The valuation allowance relates primarily to certain net operating loss carryforwards, tax credit carryforwards and deductible temporary differences for which we have concluded it is more likely than not that these items will not be realized in the ordinary course of operations.

Although realization is not assured, we have concluded that it is more-likely-than-not that the deferred tax assets for which a valuation allowance was determined to be unnecessary, will be realized in the ordinary course of operations based on the available positive and negative evidence, including scheduling of deferred tax liabilities and projected income from operating activities. The amount of the net deferred tax assets considered realizable, however, could be reduced in the near term if actual future income or income tax rates are lower than estimated, or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

At December 31, 2007, we had tax credit carryforwards of $434 available to offset future income taxes, of which $240 are available to carryforward indefinitely while the remaining $194 will begin to expire, if not utilized, in 2008. We also had net operating loss carryforwards for income tax purposes of $255 that will expire in 2008 through 2024, if not utilized, and $2.7 billion available to offset future taxable income indefinitely.

Note 16 – Contingencies

Brazil Tax and Labor Contingencies

Our Brazilian operations were involved in various litigation matters and have received or been the subject of numerous governmental assessments related to indirect and other taxes as well as disputes associated with former employees and contract labor. The tax matters, which comprise a significant portion of the total contingencies, principally relate to claims for taxes on the internal transfer of inventory, municipal service taxes on rentals and gross revenue taxes. We are disputing

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

these tax matters and intend to vigorously defend our position. Based on the opinion of legal counsel and current reserves for those matters deemed probable of loss, we do not believe that the ultimate resolution of these matters will materially impact our results of operations, financial position or cash flows. The labor matters principally relate to claims made by former employees and contract labor for the equivalent payment of all social security and other related labor benefits, as well as consequential tax claims, as if they were regular employees. As of December 31, 2007, the total amounts related to the unreserved portion of the tax and labor contingencies, inclusive of any related interest, amounted to approximately $1,130, with the increase from December 31, 2006 balance of $960 primarily related to indexation, interest and currency. In connection with the above proceedings, customary local regulations may require us to make escrow cash deposits or post other security of up to half of the total amount in dispute. As of December 31, 2007 we had $200 of escrow cash deposits for matters we are disputing and there are liens on certain Brazilian assets with a net book value of $64 and additional letters of credit of approximately $84. Generally, any escrowed amounts would be refundable and any liens would be removed to the extent the matters are resolved in our favor. We routinely assess all these matters as to probability of ultimately incurring a liability against our Brazilian operations and record our best estimate of the ultimate loss in situations where we assess the likelihood of an ultimate loss as probable.

Legal

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

Litigation Against the Company:

In re Xerox Corporation Securities Litigation: A consolidated securities law action (consisting of 17 cases) is pending in the United States District Court for the District of Connecticut. Defendants are the Company, Barry Romeril, Paul Allaire and G. Richard Thoman. The consolidated action purports to be a class action on behalf of the named plaintiffs and all other purchasers of common stock of the Company during the period between October 22, 1998 through October 7, 1999 (“Class Period”). The amended consolidated complaint in the action alleges that in violation of Section 10(b) and/or 20(a) of the Securities Exchange Act of 1934, as amended (“1934 Act”), and SEC Rule 10b-5 thereunder, each of the defendants is liable as a participant in a fraudulent scheme and course of business that operated as a fraud or deceit on purchasers of the Company’s common stock during the Class Period by disseminating materially false and misleading statements and/or concealing material facts relating to the defendants’ alleged failure to disclose the material negative impact that the April 1998 restructuring had on the Company’s operations and revenues. The amended complaint further alleges that the alleged scheme: (i) deceived the investing public regarding the economic capabilities, sales proficiencies, growth, operations and the intrinsic value of the Company’s common stock; (ii) allowed several corporate insiders, such as the named individual defendants, to sell shares of privately held common stock of the Company while in possession of materially adverse, non-public information; and (iii) caused the individual plaintiffs and the other members of the purported class to purchase common stock of the Company at inflated prices. The amended consolidated complaint seeks unspecified compensatory damages in favor of the plaintiffs and the other members of the purported class against all defendants, jointly and severally, for all damages sustained as a result of defendants’ alleged wrongdoing, including interest thereon, together with reasonable costs and expenses incurred in the action, including counsel fees and expert fees. On September 28, 2001, the Court denied the defendants’ motion for dismissal of the complaint. On November 5, 2001, the defendants answered the complaint. On or about January 7, 2003, the plaintiffs filed a motion for class certification. Xerox and the individual defendants filed their opposition to that motion on June 28, 2005. On or about November 8, 2004, the International Brotherhood of Electrical Workers Welfare Fund of Local Union No. 164 (“IBEW”) filed a motion to intervene as a named plaintiff and class representative. Separately, on June 8, 2005, IBEW and Robert W. Roten (“Roten”) moved to substitute as lead plaintiffs and proposed class representatives. On May 12, 2006, the Court denied, without prejudice to refiling, plaintiffs’ motion for class certification, IBEW’s motion to intervene and serve as named plaintiff and class representative, and IBEW and Roten’s joint motion to substitute as lead plaintiffs and proposed class representatives. The Court also ordered the parties to submit to it a notice to certain putative class members to inform them of the circumstances surrounding the withdrawal of several lead plaintiffs, and to advise them of the opportunity to express their desire to serve as a representative of the putative class. On

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

July 25, 2006, the Court so-ordered a form of notice, and plaintiffs thereafter distributed the notice. Thereafter, Roten, Robert Agius (“Agius”) and Georgia Stanley (“Stanley”) filed applications to be considered lead plaintiffs. On November 13, 2006, IBEW, Roten, Agius and Stanley filed a motion for appointment as additional lead plaintiffs. Defendants filed their response on November 28, 2006. On February 2, 2007, the Court granted the motion of IBEW, Roten, Agius and Stanley and appointed them as additional lead plaintiffs. On February 15, 2007, lead plaintiffs IBEW, Roten, Agius, Stanley and Thomas Dalberth filed their renewed motion for class certification. On July 18, 2007, the Court entered an order denying plaintiffs’ renewed motion for class certification, without prejudice to renewal after the Court holds a pre-filing conference to identify factual disputes the Court will be required to resolve in ruling on the motion. On December 12, 2007, the Court held a pre-filing conference and granted, absent objection, the motion of Agius to withdraw as lead plaintiff and proposed class representative. On February 5, 2008 plaintiffs filed a second renewed motion for class certification. The parties are currently engaged in discovery. The individual defendants and we deny any wrongdoing and are vigorously defending the action. In the course of litigation, we periodically engage in discussions with plaintiffs’ counsel for possible resolution of the matter. Should developments cause a change in our determination as to an unfavorable outcome, or result in a final adverse judgment or be settled for significant amounts, there could be a material adverse effect on our results of operations, cash flows and financial position in the period in which such change in determination, judgment or settlement occurs. Based on the present stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from this matter.

        Carlson v. Xerox Corporation, et al.: A consolidated securities law action (consisting of 21 cases) is pending in the United States District Court for the District of Connecticut against the Company, KPMG and Paul A. Allaire, G. Richard Thoman, Anne M. Mulcahy, Barry D. Romeril, Gregory Tayler and Philip Fishbach. On September 11, 2002, the Court entered an endorsement order granting plaintiffs’ motion to file a third consolidated amended complaint. According to the third consolidated amended complaint, plaintiffs purport to bring this case as a class action on behalf of a class consisting of all persons and/or entities who purchased Xerox common stock and/or bonds during the period between February 17, 1998 through June 28, 2002 and who were purportedly damaged thereby (“Class”). The third consolidated amended complaint sets forth two claims: one alleging that each of the Company, KPMG, and the individual defendants violated Section 10(b) of the 1934 Act and SEC Rule 10b-5 thereunder; and the other alleging that the individual defendants are also liable as “controlling persons” of the Company pursuant to Section 20(a) of the 1934 Act. Plaintiffs claim that the defendants participated in a fraudulent scheme that operated as a fraud and deceit on purchasers of the Company’s common stock and bonds by disseminating materially false and misleading statements and/or concealing material adverse facts relating to various of the Company’s accounting and reporting practices and financial condition. The plaintiffs further allege that this scheme deceived the investing public regarding the true state of the Company’s financial condition and caused the plaintiffs and other members of the purported Class to purchase the Company’s common stock and bonds at artificially inflated prices, and prompted a SEC investigation that led to the April 11, 2002 settlement which, among other things, required the Company to pay a $10 penalty and restate its financials for the years 1997-2000 (including restatement of financials previously corrected in an earlier restatement which plaintiffs contend was improper). The third consolidated amended complaint seeks unspecified compensatory damages in favor of the plaintiffs and the other Class members against all defendants, jointly and severally, including interest thereon, together with reasonable costs and expenses, including counsel fees and expert fees. On December 2, 2002, the Company and the individual defendants filed a motion to dismiss the complaint. On July 13, 2005, the Court denied the motion. On October 31, 2005, the defendants answered the complaint. On January 19, 2006, plaintiffs filed a motion for class certification. On July 18, 2007, the Court entered an order denying plaintiffs’ motion for class certification, without prejudice to renewal after the Court holds a pre-filing conference to identify factual disputes the Court will be required to resolve in ruling on the motion. Plaintiffs have filed notices of withdrawal of proposed class representatives Sol Sachs, Leonard Nelson and Fernan Cepero. The Court has approved plaintiffs’ notice of withdrawal of proposed class representative Fernan Cepero. The parties are engaged in discovery. The individual defendants and we deny any wrongdoing and are vigorously defending the action. In the course of litigation, we periodically engage in discussions with plaintiffs’ counsel for possible resolution of the matter. Should developments cause a change in our determination as to an unfavorable outcome, or result in a final adverse judgment or be settled for significant amounts, there could be a material adverse effect on our results of operations, cash flows and financial position in the period in which such change in determination, judgment or settlement occurs. Based on the present stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from this matter.

        Florida State Board of Administration, et al. v. Xerox Corporation, et al.: A securities law action brought by four institutional investors, namely the Florida State Board of Administration, the Teachers’ Retirement System of Louisiana, Franklin Mutual Advisers and PPM America, Inc., is pending in the United States District Court for the District of Connecticut against the Company, Paul Allaire, G. Richard Thoman, Barry Romeril, Anne Mulcahy, Philip Fishbach, Gregory Tayler and KPMG. The plaintiffs bring this action individually on their own behalves. In an amended complaint filed on October 3, 2002, one or more of the plaintiffs allege that each of the Company, the individual defendants and KPMG violated Sections 10(b) and 18 of the 1934 Act, SEC Rule 10b-5 thereunder, the Florida Securities Investors Protection Act, Fl. Stat. ss. 517.301, and the Louisiana Securities Act, R.S. 51:712(A). The plaintiffs further claim that the individual defendants are each liable as “controlling persons” of the Company pursuant to Section 20 of the 1934 Act and that each of the defendants is liable for common law fraud and negligent misrepresentation. The complaint generally alleges that the defendants participated in a scheme and course of conduct that deceived the investing public by disseminating materially false and misleading statements and/or concealing material adverse facts relating to the Company’s financial condition and accounting and reporting practices. The plaintiffs contend that in relying on false and misleading statements allegedly made by the defendants, at various times from 1997 through 2000 they bought shares of the Company’s common stock at artificially inflated prices. As a result, they allegedly suffered aggregated cash losses in excess of $200. The plaintiffs

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

further contend that the alleged fraudulent scheme prompted a SEC investigation that led to the April 11, 2002 settlement which, among other things, required the Company to pay a $10 penalty and restate its financials for the years 1997-2000 including restatement of financials previously corrected in an earlier restatement which plaintiffs contend was false and misleading. The plaintiffs seek, among other things, unspecified compensatory damages against the Company, the individual defendants and KPMG, jointly and severally, including prejudgment interest thereon, together with the costs and disbursements of the action, including their actual attorneys’ and experts’ fees. On December 2, 2002, the Company and the individual defendants filed a motion to dismiss all claims in the complaint that are in common with the claims in the Carlson action. On July 13, 2005, the Court denied the motion. On December 9, 2005, the defendants moved to dismiss claims based on issues uniquely related to plaintiffs. On September 28, 2007, the Court entered an order proposed by the parties to resolve motions to dismiss, pursuant to which plaintiffs voluntarily dismissed certain claims, the Xerox defendants withdrew as moot their partial motion to dismiss the amended complaint and KPMG withdrew without prejudice its motion to dismiss the amended complaint. Defendants served their answer with respect to claims unique to this case on November 9, 2007. The parties are engaged in discovery. The individual defendants and we deny any wrongdoing and are vigorously defending the action. In the course of litigation, we periodically engage in discussions with plaintiffs’ counsel for possible resolution of the matter. Should developments cause a change in our determination as to an unfavorable outcome, or result in a final adverse judgment or be settled for significant amounts, there could be a material adverse effect on our results of operations, cash flows and financial position in the period in which such change in determination, judgment or settlement occurs. Based on the present stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from this matter.

        In Re Xerox Corp. ERISA Litigation: On July 1, 2002, a class action complaint captioned Patti v. Xerox Corp. et al. was filed in the United States District Court for the District of Connecticut (Hartford) alleging violations of the ERISA. Three additional class actions (Hopkins, Uebele and Saba) were subsequently filed in the same court making substantially similar claims. On October 16, 2002, the four actions were consolidated as In Re Xerox Corporation ERISA Litigation. On November 15, 2002, a consolidated amended complaint was filed. A fifth class action (Wright) was filed in the District of Columbia. It has been transferred to Connecticut and consolidated with the other actions. The purported class includes all persons who invested or maintained investments in the Xerox Stock Fund in the Xerox 401(k) Plans (either salaried or union) during the proposed class period, May 12, 1997 through November 15, 2002, and allegedly exceeds 50,000 persons. The defendants include Xerox Corporation and the following individuals or groups of individuals during the proposed class period: the Plan Administrator, the Board of Directors, the Fiduciary Investment Review Committee, the Joint Administrative Board, the Finance Committee of the Board of Directors, and the Treasurer. The complaint claimed that the defendants breached their fiduciary duties under ERISA to protect the Plan’s assets and act in the interest of Plan participants. Specifically, plaintiffs claim that the defendants failed to provide accurate and complete material information to participants concerning Xerox stock, including accounting practices which allegedly artificially inflated the value of the stock, and misled participants regarding the soundness of the stock and the prudence of investing their retirement assets in Xerox stock. Defendants filed a motion to dismiss the complaint for failure to state claim. On April 17, 2007, the Court ruled on the motion to dismiss, granting it in part and denying it in part, and giving the plaintiffs an opportunity to replead. The plaintiffs subsequently filed a Second Consolidated Amended Complaint, alleging that some or all defendants breached their ERISA fiduciary duties during 1997-2002 by (1) maintaining the Xerox Stock Fund as an investment option under the Plan; (2) failing to monitor the conduct of Plan fiduciaries; and (3) misleading Plan participants about Xerox stock as an investment option under the Plans. The complaint does not specify the amount of damages sought. However, it asks that the losses to the Plans be restored, which it describes as “millions of dollars.” It also seeks other legal and equitable relief, as appropriate, to remedy the alleged breaches of fiduciary duty, as well as interest, costs and attorneys’ fees. On July 18, 2007, Defendants answered the new complaint and also filed a partial motion to dismiss. On August 9, 2007, the plaintiffs filed their motion for class certification and on August 31, 2007 filed their opposition to defendants’ partial motion to dismiss. Discovery is ongoing. The Company and the other defendants deny any wrongdoing and will continue to vigorously defend the action. In the course of litigation, we periodically engage in discussions with plaintiffs’ counsel for possible resolution of the matter. Should developments cause a change in our determination as to an unfavorable outcome, or result in a final adverse judgment or be settled for significant amounts, there could be a material adverse effect on our results of operations, cash flows and financial position in the period in which such change in determination, judgment or settlement occurs. At this stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from this matter.

        Digwamaje et al. v. IBM et al.: A purported class action was filed in the United States District Court for the Southern District of New York on September 27, 2002. Service of the First Amended Complaint on the Company was deemed effective as of December 6, 2002. On March 19, 2003, Plaintiffs filed a Second Amended Complaint that eliminated a number of corporate defendants but was otherwise identical in all material respects to the First Amended Complaint. The defendants include the Company and a number of other corporate defendants who are accused of providing material assistance to the apartheid government in South Africa from 1948 to 1994, by engaging in commerce in South Africa and with the South African government and by employing forced labor, thereby violating both international and common law. Specifically, plaintiffs claim violations of the Alien Tort Claims Act, the Torture Victims Protection Act and RICO. They also assert human rights violations and crimes against humanity. Plaintiffs seek compensatory damages in excess of $200 billion and punitive damages in excess of $200 billion. The foregoing damages are being sought from all defendants, jointly and severally. Xerox filed a motion to dismiss the Second Amended Complaint. Oral argument of the motion was heard on November 6, 2003. By Memorandum Opinion and Order filed November 29, 2004, the Court granted the motion to dismiss. A clerk’s judgment of dismissal was filed on November 30, 2004. On December 27, 2004, the Company received a notice of appeal dated December 24, 2004. On February 16, 2005, the parties filed a stipulation withdrawing the December 24, 2004

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

appeal on the ground that the November 30, 2004 judgment of dismissal was not appealable. On March 28, 2005, plaintiffs submitted a letter requesting permission to file a motion for leave to file an amended and consolidated complaint. By Summary Order filed April 6, 2005, the Court denied the request. In a second Summary Order filed the same day, the Court amended its November 29, 2004, Opinion and Order, which dismissed the action, so as to render the Opinion and Order appealable and plaintiffs filed a new appeal on May 3, 2005. On August 19, 2005, plaintiffs-appellants filed their brief in the Second Circuit Court of Appeals. On October 4, 2005, defendants-appellees filed their brief in the Second Circuit Court of Appeals. On October 12, 2007, the United States Court of Appeals affirmed the dismissal of the claims asserted under the Torture Victim Protection Act, vacated the dismissal of the claims asserted under the Alien Tort Claims Act and remanded those claims to the district court for further proceedings. On January 10, 2008, defendants-appellees filed a petition for a writ of certiorari in the Supreme Court of the United States, seeking review of the Second Circuit’s October 12, 2007 opinion. Xerox denies any wrongdoing and is vigorously defending the action. Based upon the present stage of the litigation, it is not possible to estimate the amount of loss or range of possible loss that might result from this matter.

        Arbitration between MPI Technologies, Inc. and Xerox Canada Ltd. and Xerox Corporation: In an arbitration proceeding the hearing of which commenced on January 18, 2005, MPI Technologies, Inc. and MPI Tech S.A. (collectively “MPI”) sought damages from the Company and Xerox Canada Ltd. (“XCL”) for royalties owed under a license agreement made as of March 15, 1994 between MPI and XCL (the “Agreement”) and breach of fiduciary duty, breach of confidence, equitable royalties and punitive damages and disgorgement of profits and injunctive relief with respect to a claim of copyright infringement. On September 9, 2005, the arbitration panel rendered its decision, holding in part that the Agreement had been assigned to Xerox and that no punitive damages should be granted, and awarded MPI approximately $89, plus interest thereon. On December 12, 2005, the arbitration panel rendered its decision on the applicable rate of pre-judgment interest resulting in an award of $13 for pre- and post-judgment interest. In June 2006, Xerox’s application for judicial review of the award, seeking to have the award set aside in its entirety, was heard by the Ontario Superior Court in Toronto. The Ontario Superior Court issued a decision on November 30, 2006 dismissing Xerox’s appeal. In December 2006, Xerox released all monies and software it had placed in escrow prior to its application for review in satisfaction of the arbitration panel’s final award. On January 30, 2007, Xerox and XCL served an arbitration claim against MPI seeking a declaratory award concerning the preclusive effect of the remedy awarded by the prior arbitration panel. On March 27, 2007, MPI delivered to Xerox a statement of defense and counterclaim in response to Xerox’s arbitration claim. MPI claims entitlement to an unspecified amount of damages for royalties. In addition, MPI claims damages of $50 for alleged “misuse” of its licensed software by Xerox after December 2006. MPI also claims entitlement to unspecified amounts of pre and post-judgment interest and its costs of the arbitration. Xerox delivered a reply and answer to MPI’s defense and counterclaim on May 29, 2007 and MPI delivered a reply to that pleading on July 5, 2007. A panel of three arbitrators has been appointed to hear the dispute. The panel has established a schedule for hearing preliminary dispositive motions with oral argument to be held in May, 2008. In the course of litigation, we periodically engage in discussions with MPI’s counsel for possible resolution of the matter. Should developments cause a change in our determination as to an unfavorable outcome, or result in a final adverse judgment or be settled for significant amounts, there could be a material adverse effect on our results of operations, cash flows and financial position in the period in which such change in determination, judgment or settlement occurs. Based on the present stage of the proceeding, it is not possible to estimate the amount of any material loss or range of material loss that might result from any of the claims advanced in such counterclaim.

        National Union Fire Insurance Company v. Xerox Corporation, et al.: On October 24, 2003, a declaratory judgment action was filed in the Supreme Court of the State of New York, County of New York against the Company and several current and former officers and/or members of the Board of Directors. Plaintiff claims that it issued an Excess Directors & Officers Liability and Corporate Reimbursement Policy to the Company in reliance on information from the Company that allegedly misrepresented the Company’s financial condition and outlook. The policy at issue provides for $25 of coverage as a component of the company reimbursement portion of an insurance program that provides for up to $135 coverage (after deductibles and coinsurance and subject to other policy limitations and requirements) over a three-year period. However, $10 of the entire amount may be unavailable due to the liquidation of one of the other insurers. Plaintiff seeks judgment (i) that it is entitled to rescind the policy as void from the outset; (ii) in the alternative, limiting coverage under the policy and awarding plaintiff damages in an unspecified amount representing that portion of any required payment under the policy that is attributable to the Company’s and the individual defendants’ own misconduct; and (iii) for the costs and disbursement of the action and such other relief as the court deems just and proper. On December 19, 2003, the Company and individual defendants moved to dismiss the complaint. On November 10, 2004, the Court issued an opinion partially granting and partially denying the motions. Among other things, the Court granted the motions to dismiss all of the claims for rescission and denied plaintiff’s request to replead. The Court denied the Company’s and some of the individual defendants’ motions to dismiss certain claims that seek to limit coverage based on particular provisions in the policy and that at least in part related to settlement with the SEC. Plaintiff filed notices of appeal on January 10, 2005 and February 11, 2005. By order entered on January 3, 2006, the Appellate Division affirmed the portions of the Court’s November 10, 2004 decision which dismissed several of plaintiff’s claims and denied leave to replead. On February 2, 2006, plaintiff moved for reargument or for leave to appeal to the Court of Appeals. On May 30, 2006, the Appellate Division denied plaintiff’s motion. Separately, on February 22, 2005, the defendants filed a motion seeking dismissal of any remaining claims in light of Xerox’s representation that it will not seek coverage from plaintiff for settlement payments to the SEC. By order dated July 12, 2005, the Court denied the motion. On August 23, 2005, defendants moved for leave to reargue the February 22 motion and separately moved for leave

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

to renew the December 19, 2003 motions. On April 10, 2006, the Court issued an order granting those motions, dismissing one cause of action and partially dismissing the two other causes of action that were the subject of those motions. Subsequently, at a status conference on May 4, 2006, the parties appeared before the Court and discussed inconsistencies between the Court’s April 10, 2006 order and its November 10, 2004 decision. As a result, on May 5, 2006 the Court executed an order, which was later rendered on July 27, 2006, withdrawing the April 10, 2006 order and substituting a new order which clarified and confirmed the dismissal of all claims asserted in the original complaint. On August 31, 2006, plaintiff filed with the Appellate Division a notice of appeal of the May 5, 2006 order and subsequently filed a withdrawal of such notice of appeal, without prejudice, dated May 11, 2007. On September 5, 2006, plaintiff served a motion to the Court of Appeals seeking leave to appeal directly to that court from the May 5, 2006 order, and seeking review of the Appellate Division’s January 3, 2006 order. On November 20, 2006, the Court of Appeals denied plaintiff’s motion. Plaintiff had earlier filed an amended complaint on February 27, 2006, naming all defendants named in the original complaint and adding four causes of action against Xerox only, as well as a demand for unspecified monetary relief. On May 11, 2006, Xerox served its motion to dismiss the amended complaint and for sanctions. On August 2, 2006, the Court granted Xerox’s motion to dismiss and for sanctions. All claims asserted by National Union now have been dismissed. In accordance with the Court’s instructions during the August 2, 2006 oral argument, Xerox submitted an affidavit, sworn to on August 16, 2006, specifying the precise amount of fees and sanctions requested by Xerox. On September 11, 2006, National Union submitted an opposition to Xerox’s specific request for fees and sanctions and requested a hearing before the Court. The Court has not scheduled a hearing on the fees issues, nor has it issued a decision.

Warren, et al. v. Xerox Corporation: On March 11, 2004, the United States District Court for the Eastern District of New York entered an order certifying a nationwide class of all black salespersons employed by Xerox from February 1, 1997 to the present under Title VII of the Civil Rights Act of 1964, as amended, and the Civil Rights Act of 1871. The suit was commenced on May 9, 2001 by six black sales representatives. The plaintiffs allege that Xerox has engaged in a pattern or practice of race discrimination against them and other black sales representatives by assigning them to less desirable sales territories, denying them promotional opportunities, and paying them less than their white counterparts. Although the complaint does not specify the amount of damages sought, plaintiffs do seek, on behalf of themselves and the classes they seek to represent, front and back pay, compensatory and punitive damages, and attorneys’ fees. We deny any wrongdoing. Fact discovery has concluded and expert reports have been exchanged. Following three days of mediation with a private mediator, a tentative settlement agreement was reached, the terms of which are not material to Xerox. On March 16, 2007, the parties submitted the settlement agreement to the Court for preliminary approval. At a status conference held on June 6, 2007, the judge indicated that he would not approve the current version of the settlement agreement. He was concerned that the named plaintiffs may be receiving a disproportionate amount of damages as compared to the other class members. He has directed the parties to revise this aspect of the agreement and bring it back to him. If preliminary approval is obtained, the agreement will then be subject to a fairness hearing at which any objections to the agreement shall be heard. If the Court still finds the agreement to be acceptable, it will give its final approval and administration of the settlement shall commence.

Other Matters:

It is our policy to promptly and carefully investigate, often with the assistance of outside advisers, allegations of impropriety that may come to our attention. If the allegations are substantiated, appropriate prompt remedial action is taken. When and where appropriate, we report such matters to the U.S. Department of Justice and to the SEC, and/or make public disclosure.

India: In recent years we became aware of a number of matters at our Indian subsidiary, Xerox India Ltd. (formerly Xerox Modicorp Ltd.), that occurred over a period of several years, much of which occurred before we obtained majority ownership of these operations in mid 1999. These matters include misappropriations of funds and payments to other companies that may have been inaccurately recorded on the subsidiary’s books and certain improper payments in connection with sales to government customers. These transactions were not material to the Company’s financial statements. We reported these transactions to the Indian authorities, the U.S. Department of Justice and to the SEC. The private Indian investigator engaged by the Indian Ministry of Company Affairs has completed an investigation of these matters. In February 2005, the Indian Ministry of Company Affairs provided our Indian subsidiary with the investigator’s report which addresses the previously disclosed misappropriation of funds and improper payments and requested comments. The report included allegations that Xerox India Ltd.’s senior officials and the Company were aware of such activities. The report also asserted the need for further investigation into potential criminal acts related to the improper activities addressed by the report. The matter is now pending in the Indian Ministry of Company Affairs. The Company reported these developments and made a copy of the report received by Xerox India Ltd. available to the U.S. Department of Justice and the SEC.

On November 17, 2005, Xerox filed its reply with the DCA (now called the “Ministry of Company Affairs” or “MCA”). Xerox sent copies of the Xerox Reply to the SEC and DOJ in the United States. In our reply, we argue that the alleged

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

violations of Indian Company Law by means of alleged improper payments and alleged defaults/failures of the Xerox India Ltd. board of directors were generally unsubstantiated and without any basis in law. Further, we stated that the Report’s findings of other alleged violations were unsubstantiated and unproven. The MCA will consider our Reply and will let us know their conclusions. There is the possibility of fines or criminal penalties if conclusive proof of wrongdoing is found. We have told the MCA that Xerox’s conduct in voluntarily disclosing the initial information and readily and willingly submitting to investigation, coupled with the non-availability of earlier records, warrants complete closure and early settlement. In January 2006, we learned that the MCA has issued a “Show Cause Notice” to certain former executives of Xerox India Ltd. seeking a response to allegations of potential violations of the Indian Companies Act. We also learned that Xerox India Ltd. has received a formal Notice of Enquiry from the Indian Monopolies & Restrictive Trade Practices Commission (“MRTP Commission”) alleging that Xerox India Ltd. committed unfair trading practices arising from the events described in the DCA investigator’s Report. Following a hearing on August 29, 2006, the MRTP Commission ordered a process with deadlines between Xerox India Ltd. and the investigating officer for provision of relevant documents to Xerox India Ltd., after which Xerox India Ltd. will have four weeks to file its reply. The MRTP Commission scheduled a hearing for framing of the issues on January 9, 2007, but this hearing was delayed. A new hearing was scheduled for January 29, 2007 for consideration of Xerox India Ltd.’s motion for the MRTP Commission to direct the investigating officer to supply us the relevant documents. At the hearing on January 29th, no additional documents were supplied to us. The MRTP Commission directed us to file our reply to the original Notice of Enquiry within four weeks. At a hearing on April 2, 2007, the investigating officer requested another copy of our reply for the purpose of filing a response. An additional period of four weeks to file this response was granted, and the next hearing date was set for May 15, 2007 for further consideration and framing of issues. The matter was heard on May 15, 2007, but the investigating officer sought additional time to file his response, which in fact was filed on June 27, 2007. The Commission rescheduled the matter for August 17, 2007 for further proceedings. At the hearing on August 17, 2007, counsel for Xerox India Ltd. argued that the Enquiry is not properly maintainable under the Commission’s jurisdiction. The issue of maintainability of the Notice of Enquiry has been framed as the preliminary issue and the Commission will decide this at the next hearing date, which has been rescheduled for March 2008. Our Indian subsidiary plans to contest the Notice of Enquiry and has been fully cooperating with the authorities.

Other contingencies

Guarantees, Indemnifications and Warranty Liabilities: Guarantees and claims arise during the ordinary course of business from relationships with suppliers, customers and nonconsolidated affiliates when the Company undertakes an obligation to guarantee the performance of others if specified triggering events occur. Nonperformance under a contract could trigger an obligation of the Company. These potential claims include actions based upon alleged exposures to products, real estate, intellectual property such as patents, environmental matters, and other indemnifications. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these claims. However, while the ultimate liabilities resulting from such claims may be significant to results of operations in the period recognized, management does not anticipate they will have a material adverse effect on the Company’s consolidated financial position or liquidity. As of December 31, 2007, we have accrued our estimate of liability incurred under our indemnification arrangements and guarantees.

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

Product Warranty Liabilities: In connection with our normal sales of equipment, including those under sales-type leases, we generally do not issue product warranties. Our arrangements typically involve a separate full service maintenance agreement with the customer. The agreements generally extend over a period equivalent to the lease term or the expected useful life under a cash sale. The service agreements involve the payment of fees in return for our performance of repairs and maintenance. As a consequence, we do not have any significant product warranty obligations including any obligations under customer satisfaction programs. In a few circumstances, particularly in certain cash sales, we may issue a limited product warranty if negotiated by the customer. We also issue warranties for certain of our lower-end products in the Office segment, where full service maintenance agreements are not available. In these instances, we record warranty obligations at the time of the sale. Aggregate product warranty liability expenses for the three years ended of December 31, 2007 were $40, $43 and $45, respectively. Total product warranty liabilities as of December 31, 2007 and 2006 were $26 and $22, respectively.

Note 17 – Shareholders’ Equity

Preferred Stock

As of December 31, 2007, we had no preferred stock shares or preferred stock purchase rights outstanding. We are authorized to issue approximately 22 million shares of cumulative preferred stock, $1.00 par value.

Series C Mandatory Convertible Preferred Stock Automatic Conversion: In 2006, all 9.2 million shares of 6.25% Series C Mandatory Convertible Preferred Stock were converted at a rate of 8.1301 shares of our common stock, or 74.8 million common stock shares. The recorded value of outstanding shares at the time of conversion was $889. The conversion occurred pursuant to the mandatory automatic conversion provisions set at original issuance of the Series C Preferred Stock. As a result of the automatic conversion, there are no remaining outstanding shares of our Series C Mandatory Convertible Preferred Stock.

Common Stock

We have 1.75 billion authorized shares of common stock, $1 par value. At December 31, 2007, 97 million shares were reserved for issuance under our incentive compensation plans,

48 million shares were reserved for debt to equity exchanges, 15 million shares were reserved for the conversion of the Series C Mandatory Convertible Preferred Stock and 2 million shares were reserved for the conversion of convertible debt. The 15 million shares reserved for the conversion of the Series C Mandatory Convertible Preferred Stock were released in January 2008.

Stock-Based Compensation: We have a long-term incentive plan whereby eligible employees may be granted restricted stock units (“RSUs”), performance shares (“PSs”) and non-qualified stock options.

In 2005, we implemented changes in our stock-based compensation programs designed to help us continue to attract and retain employees and to better align employee interests with those of our shareholders. With these changes, in lieu of stock options we began granting PSs and expanded the use of RSUs. Each of these awards is subject to settlement with newly issued shares of our common stock. At December 31, 2007 and 2006, 19 million and 25 million shares, respectively, were available for grant of awards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Total compensation related to these programs was $89, $64 and $40 for the years ended December 31, 2007, 2006 and 2005, respectively. The related income tax benefit recognized was $34, $25 and $16 for 2007, 2006 and 2005, respectively. A description of each of our stock-based compensation programs follows:

Restricted Stock Units: Prior to 2005, the RSUs were generally subject to a three-year ratable vesting period from the date of grant and entitled the holder to one share of common stock. In 2005, the terms of newly-issued RSUs were changed such that the entire award vests three years from the date of grant. Compensation expense is based upon the grant date market price and is recorded over the vesting period. A summary of the activity for RSUs as of December 31, 2007, 2006 and 2005, and changes during the years then ended, is presented below (shares in thousands):

	2007		2006		2005
Nonvested Restricted Stock Units	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1	8,635	$15.71	5,491	$15.69	2,804	$13.86
Granted	4,444	18.17	4,256	15.18	3,750	16.89
Vested	(935)	13.65	(686)	13.70	(977)	15.01
Cancelled	(448)	16.42	(426)	13.45	(86)	16.21

Outstanding at December 31	11,696	16.78	8,635	15.71	5,491	15.69

At December 31, 2007, the aggregate intrinsic value of RSUs outstanding was $189. The total intrinsic value of RSUs vested during 2007, 2006 and 2005 was $16, $10 and $13, respectively. The actual tax benefit realized for the tax deductions for vested RSUs totaled $3, $3 and $4 for the years ended December 31, 2007, 2006 and 2005, respectively.

At December 31, 2007, there was $89 of total unrecognized compensation cost related to nonvested RSUs, which is expected to be recognized ratably over a remaining weighted-average contractual term of 1.9 years.

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

A summary of the activity for PSs as of December 31, 2007, 2006 and 2005, and changes during the years then ended, is presented below (shares in thousands):

	2007		2006		2005
Nonvested Performance Shares	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1	4,571	$15.04	2,052	$14.87	—	$—
Granted	2,160	18.48	2,588	15.17	2,070	14.87
Vested	—	—	—	—	—	—
Cancelled	(146)	15.41	(69)	14.95	(18)	14.87

Outstanding at December 31	6,585	16.16	4,571	15.04	2,052	14.87

At December 31, 2007, the aggregate intrinsic value of PSs outstanding was $107.

Prior to 2006, the PSs were accounted for as variable awards requiring that the shares be adjusted to market value at each reporting period. Effective January 1, 2006, upon the adoption of FAS 123(R), PSs were recorded prospectively using fair value determined as of the grant date. If the stated targets are not met, any recognized compensation cost would be reversed. As of December 31, 2007, there was $63 of total unrecognized compensation cost related to nonvested PSs; this cost is expected to be recognized ratably over a remaining weighted-average contractual term of 1.8 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

Stock Options: Stock options generally vest over a period of three years and expire between eight and ten years from the date of grant. The following table provides information relating to the status of, and changes in, stock options granted for each of the three years ended December 31, 2007 (stock options in thousands):

	2007		2006		2005
Employee Stock Options	Stock Options	Average Option Price	Stock Options	Average Option Price	Stock Options	Average Option Price
Outstanding at January 1	60,480	$18.56	76,307	$19.40	91,833	$20.98
Granted	—	—	—	—	—	—
Cancelled/Expired	(922)	24.18	(5,478)	49.44	(10,291)	39.41
Exercised	(7,134)	9.22	(10,349)	8.46	(5,235)	7.74

Outstanding at December 31	52,424	19.73	60,480	18.56	76,307	19.40

Exercisable at December 31	52,424		60,180		66,928

Options outstanding and exercisable at December 31, 2007 were as follows (stock options in thousands):

	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
Range of Exercise Prices
$4.75 to $6.98	2,656	3.01	$4.97
7.13 to 10.69	19,374	4.37	9.24
10.72 to 15.27	8,164	3.99	13.68
16.91 to 22.88	11,414	2.00	21.77
25.38 to 31.94	3,627	1.93	26.29
42.83 to 60.95	7,189	1.21	53.75

	52,424

At December 31, 2007, the aggregate intrinsic value of stock options outstanding and stock options exercisable was $185.

The following table provides information relating to stock option exercises for the three years ended December 31, 2007:

(in millions)	2007	2006	2005
Total intrinsic value	$61	$72	$36
Cash received	65	82	40
Tax benefit realized for tax deductions	22	25	12

Treasury Stock: The Board of Directors has authorized programs for the repurchase of the Company’s common stock totaling $2.5 billion as of December 31, 2007. In January 2008, the Board of Directors authorized an additional $1 billion for share repurchases.

Through December 31, 2007, we have repurchased a cumulative total of 137,251,165 shares at a cost of $2,133 (including associated fees of $3) under these stock repurchase programs. Subsequent to December 31, 2007 and through February 14, 2008, 19,677,005 shares were repurchased at an aggregate cost of $301, (including associated fees of less than $1). Additionally, in February 2008, 3,605,610 repurchased shares were cancelled upon the approval of the Board of Directors and were recorded as a reduction to both Common stock of $4 and Additional paid-in-capital of $53.

Note 18 – Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share of common stock for the three years ended December 31 (in millions, except shares in thousands):

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per-share data and unless otherwise indicated)

	2007	2006	2005
Basic Earnings per Share:
Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle	$1,135	$1,210	$933
Accrued dividends on Series C Mandatory Convertible Preferred Stock	—	(29)	(58)

Adjusted income from continuing operations before discontinued operations and cumulative effect of change in accounting principle	1,135	1,181	875
Income from discontinued operations, net	—	—	53
Cumulative effect of change in accounting principle, net	—	—	(8)

Adjusted net income available to common shareholders	$1,135	$1,181	$920

Weighted Average Common Shares Outstanding	934,903	943,852	957,149

Basic Earnings per Share:
Earnings from continuing operations	$1.21	$1.25	$0.91
Earnings from discontinued operations	—	—	0.06
Loss from cumulative effect of change in accounting principle	—	—	(0.01)

Basic Earnings per Share	$1.21	$1.25	$0.96

Diluted Earnings per Share:
Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle	$1,135	$1,210	$933
Interest on Convertible securities, net	1	1	1

Adjusted income from continuing operations before discontinued operations and cumulative effect of change in accounting principle	1,136	1,211	934
Income from discontinued operations, net	—	—	53
Cumulative effect of change in accounting principle, net	—	—	(8)

Adjusted net income available to common shareholders	$1,136	$1,211	$979

Weighted Average Common Shares Outstanding	934,903	943,852	957,149
Common shares issuable with respect to:
Stock options	8,650	9,300	10,470
Restricted stock and performance shares	7,396	3,980	945
Series C Mandatory Convertible Preferred Stock	—	37,398	74,797
Convertible securities	1,992	1,992	1,992

Adjusted Weighted Average Shares Outstanding	952,941	996,522	1,045,353

Diluted Earnings per Share:
Earnings from continuing operations	$1.19	$1.22	$0.90
Earnings from discontinued operations	—	—	0.05
Loss from cumulative effect of change in accounting principle	—	—	(0.01)

Diluted Earnings per Share	$1.19	$1.22	$0.94

The 2007, 2006 and 2005 computation of diluted earnings per share did not include the effects of 23 million, 27 million and 36 million stock options, respectively, because their respective exercise prices were greater than the corresponding market value per share of our common stock.

Note 19 – Divestitures and Other Sales

During the three years ended December 31, 2007, the following significant divestitures occurred:

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

Based on the above evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

/s/ ANNE M. MULCAHY	/s/ LAWRENCE A. ZIMMERMAN	/s/ GARY R. KABURECK
Chief Executive Officer	Chief Financial Officer	Chief Accounting Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Xerox Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and common shareholders’ equity present fairly, in all material respects, the financial position of Xerox Corporation and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
Stamford, Connecticut
February 15, 2008

QUARTERLY RESULTS OF OPERATIONS (Unaudited) (in millions, except per-share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2007
Revenues	$3,836	$4,208	$4,302	$4,882	$17,228
Costs and Expenses	3,507	3,893	3,978	4,412	15,790

Income from Continuing Operations before Income Taxes, Equity Income, Discontinued Operations and Cumulative Effect of Change in Accounting Principle	329	315	324	470	1,438
Income tax expenses	102	76	97	125	400
Equity in net income of unconsolidated affiliates (1)	6	27	27	37	97

Net Income	$233	$266	$254	$382	$1,135

Basic Earnings per Share (2)	$0.25	$0.28	$0.27	$0.41	$1.21

Diluted Earnings per Share (2)	$0.24	$0.28	$0.27	$0.41	$1.19

2006
Revenues	$3,695	$3,977	$3,844	$4,379	$15,895
Costs and Expenses (3)	3,487	3,712	3,753	4,135	15,087

Income from Continuing Operations before Income Taxes, Equity Income, Discontinued Operations and Cumulative Effect of Change in Accounting Principle	208	265	91	244	808
Income tax expenses (benefits) (4)	47	22	(416)	59	(288)
Equity in net income of unconsolidated affiliates	39	17	29	29	114

Net Income	$200	$260	$536	$214	$1,210

Basic Earnings per Share (2)	$0.20	$0.27	$0.55	$0.22	$1.25

Diluted Earnings per Share (2)	$0.20	$0.26	$0.54	$0.22	$1.22

(1)	The first, third and fourth quarters of 2007 include $23, $5, and $2 of charges, respectively, for our share of Fuji-Xerox restructuring charges.
(2)	The sum of quarterly earnings per share may differ from the full-year amounts due to rounding, or in the case of diluted earnings per share, because securities that are anti-dilutive in certain quarters may not be anti-dilutive on a full-year basis
(3)	Costs and expenses include restructuring and asset impairment charges of $36, $110 and $239 for the second, third and fourth quarters of 2006, respectively. In addition, the third quarter 2006 includes $68 for litigation matters related to probable losses on Brazilian labor-related contingencies (See Note 16).
(4)	The first and third quarters of 2006 include $24 and $448 of income tax benefits, respectively, related to the favorable resolution of certain tax matters from the 1999-2003 IRS audit. The second quarter of 2006 included $46 of income tax benefits from the resolution of certain tax issues associated with foreign tax audits.

FIVE YEARS IN REVIEW

(in millions, except per-share data)	2007(3)	2006	2005	2004	2003
Per-Share Data
Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle
Basic	$1.21	$1.25	$0.91	$0.84	$0.38
Diluted	1.19	1.22	0.90	0.78	0.36
Earnings
Basic	$1.21	$1.25	$0.96	$0.94	$0.38
Diluted	1.19	1.22	0.94	0.86	0.36
Common stock dividends	$0.0425	—	—	—	—
Operations
Revenues	$17,228	$15,895	$15,701	$15,722	$15,701
Sales	8,192	7,464	7,400	7,259	6,970
Service, outsourcing and rentals	8,214	7,591	7,426	7,529	7,734
Finance income	822	840	875	934	997
Research, development and engineering expenses	912	922	943	914	962
Selling, administrative and general expenses	4,312	4,008	4,110	4,203	4,249
Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle	1,135	1,210	933	776	360
Net income	1,135	1,210	978	859	360
Financial Position
Cash, cash equivalents and short-term investments	$1,099	$1,536	$1,566	$3,218	$2,477
Accounts and finance receivables, net	10,505	10,043	9,886	10,573	10,972
Inventories	1,305	1,163	1,201	1,143	1,152
Equipment on operating leases, net	587	481	431	398	364
Land, buildings and equipment, net	1,587	1,527	1,627	1,759	1,827
Total Assets (1)	23,543	21,709	21,953	24,884	24,591
Consolidated Capitalization
Short-term debt and current portion of long-term debt	525	1,485	1,139	3,074	4,236
Long-term debt	6,939	5,660	6,139	7,050	6,930

Total Debt	7,464	7,145	7,278	10,124	11,166
Minorities’ interests in equity of subsidiaries	103	108	90	80	102
Liabilities to subsidiary trusts issuing preferred securities (2)	632	624	724	717	1,809
Series B convertible preferred stock	—	—	—	—	499
Series C mandatory convertible preferred stock	—	—	889	889	889
Common shareholders’ equity (1)	8,588	7,080	6,319	6,244	3,291

Total Consolidated Capitalization	$16,787	$14,957	$15,300	$18,054	$17,756

Selected Data and Ratios
Common shareholders of record at year-end	48,261	40,372	53,017	55,152	56,326
Book value per common share	$9.36	$7.48	$6.79	$6.53	$4.15
Year-end common stock market price	$16.19	$16.95	$14.65	$17.01	$13.80
Employees at year-end	57,400	53,700	55,220	58,100	61,100
Gross margin	40.3%	40.6%	41.2%	41.6%	42.6%
Sales gross margin	35.9%	35.7%	36.6%	37.4%	37.6%
Service, outsourcing and rentals gross margin	42.7%	43.0%	43.3%	43.0%	44.3%
Finance gross margin	61.6%	63.7%	62.7%	63.1%	63.7%
Working capital	$4,463	$4,056	$4,390	$4,628	$2,666
Current ratio	2.1	1.9	2.0	1.7	1.4
Cost of additions to land, buildings and equipment	$236	$215	$181	$204	$197
Depreciation on buildings and equipment	$262	$277	$280	$305	$299

(1)	Refer to Note 1 – “New Accounting Standards and Accounting Changes” for further information representing the effect of adopting FAS 158.
(2)	In 2005, includes $98 reported in other current liabilities.
(3)	2007 results include the acquisition of GIS. Refer to Note 3-Acquisitions in the Consolidated Financial Statements.

CORPORATE INFORMATION

Stock Listed and Traded

Xerox common stock (XRX) is listed on the New York Stock Exchange and the Chicago Stock Exchange. It is also traded on the Boston, Cincinnati, Pacific Coast, Philadelphia and Switzerland exchanges.

Xerox Common Stock Prices and Dividends:

New York Stock Exchange composite prices *	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007
High	$18.09	$19.40	$19.90	$17.68
Low	16.53	17.08	15.79	15.82
2006
High	$15.34	$15.10	$15.71	$17.22
Low	13.98	13.28	13.31	15.37

*	Prices as of close of business

In the fourth quarter of 2007, the Board of Directors declared a 4.25 cent per share dividend on common stock payable January 31, 2008 to shareholders of record on December 31, 2007. The Board of Directors did not declare a dividend on common stock in fiscal year 2006.

Certifications

We have filed with the SEC the certification required by Section 302 of the Sarbanes-Oxley Act as an exhibit to our 2007 Annual Report on Form 10-K, and have submitted to the NYSE in 2007 the CEO certification required by the NYSE corporate governance rules.