Form 10-K, Exhibit 13
period 2008-12-31
XEROX CORP
filed 2009-02-13
CIK 108772

EXHIBIT 13

Annual Report Table of Contents

Annual Report Table of Contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

Executive Overview

We are a technology and services enterprise and a leader in the global document market, developing, manufacturing, marketing, servicing and financing the industry’s broadest portfolio of document equipment, solutions and services. Increasingly, businesses are digitally creating and storing documents and using the Internet to exchange electronic documents. More customers are seeking to gain efficiencies in their document management processes and are looking to us for document-related services to achieve those efficiencies. We believe these trends play to the strengths of our product and service offerings and represent opportunities for future growth in the $132 billion market we serve. These transformations also represent opportunities for future growth since our research and development investments have been focused on digital, color and services offerings and our acquisitions have focused on expanding our services, software and distribution capabilities.

We operate in a global business environment, serving a wide range of customers with about 50 percent of our revenue generated from customers outside the U.S. Our markets are competitive. Customers are demanding document services such as assessment consulting, managed services, imaging and hosting and document intensive business process improvements. Additionally, our customers demand improved technology solutions, such as the ability to print offset quality color documents on-demand; improved product functionality, such as the ability to print, copy, fax and scan from a single device; and lower prices for the same functionality.

Our business model is built upon an annuity model that yields consistent strong cash flow, expanded earnings and enables us to provide good returns to shareholders. The majority of our revenue (supplies, service, paper, outsourcing, rentals and financing) is recurring, which we collectively refer to as post sale revenue. This recurring revenue provides a significant degree of stability to our revenue, profits and cash flow. Post sale revenue currently represents more than 70 percent of the Company’s revenue and is driven by the amount of equipment installed at customer locations and the utilization of that equipment. As such, our critical success factors include equipment installations, which stabilize and grow our installed base of equipment at customer locations, page volume growth and higher revenue per page. Key drivers to increase equipment usage are connected multifunction devices, new services and solutions. The transition to color is the primary driver to improve revenue per page, as color documents typically require significantly more toner coverage per page than traditional black-and-white printing. In addition, our growing services business, including offerings such as managed print services which help customers reduce their costs, also drives post sale revenue.

In 2008, we completed several acquisitions to further strengthen our distribution capacity and expand our reach in the small to mid-size business (“SMB”) market. Global Imaging Systems, Inc. (“GIS”) acquired Saxon Business Systems (“Saxon”), an office equipment supplier with offices throughout Florida, as well as three additional smaller businesses – Better Quality Business Systems, Precision Copier Service Inc. DBA Sierra Office Solutions and Inland Business Systems of Chico. We also acquired Veenman B.V. (“Veenman”), expanding our reach into the SMB market in Europe. Veenman is Netherlands’ leading independent distributor of office printers, copiers and multifunction devices serving small and mid-size businesses.

Financial Overview

2008 was an extremely challenging year due to worldwide economic weakness, particularly in the second half of the year. The unfavorable economic conditions, as well as a rapid shift in currency exchange rates and the related impact on foreign currency revenue and purchases put significant pressure on the business in 2008. The downturn in the economy adversely impacted equipment sales to large enterprises, as well as revenues from high volume production systems. In the fourth quarter of 2008, the increasingly wide-spread economic concerns found customers and partners prioritizing cash and delaying decisions on major contracts. In addition, our distribution partners reduced their inventories of supplies at year end, which negatively impacted our post sale revenue.

Revenue from our developing markets were also negatively impacted by the dramatic weakening of the Russian and eastern European economies.

Despite the difficult economic conditions in the second half of 2008, total revenue in 2008 increased 2% over the prior year, reflecting 4% growth in post sale revenue offset by a 2% decline in equipment sales revenue. Total color revenue of $6.7 billion was up 5% over the prior year, benefiting from our investments in this market and post sale revenue for document management services (also referred to as “Xerox Global Services”) of $3.5 billion increased 3% over 2007.

Management’s Discussion

2008 total gross margin of 38.9% was 1.4-percentage points below the prior year. Pricing, product mix and unfavorable exchange rates on our Yen based inventory purchases were only partially offset by cost productivity improvements. Selling, administrative and general (“SAG”) expenses as a percent of revenue were 25.7 percent or 0.7-percentage points higher than the prior year. SAG expenses increased due to the full year inclusion of GIS, higher bad debt provisions and increased marketing investments partially offset by restructuring savings. Additionally, we continued to invest in research and development and to prioritize our investments in the faster growing areas of the market. Research, development and engineering (“RD&E”) expenses were 5% of revenue in 2008, which is consistent with the prior year. Our investments in the growing areas of digital production and office systems, particularly with respect to color products, contributed to more than two-thirds of our equipment sales being generated from products launched in the last two years.

Changes in our revenue mix – both from geographic and product line perspectives – have reduced our gross profit margins. This, combined with uncertain economic conditions, required us to take actions to adjust our cost and expense profile. Accordingly, we recognized pre-tax restructuring charges of $429 million for 2008 actions in order to reduce our cost base and provide increased flexibility in our business in this depressed or recessionary economy. Refer to Note 9 – Restructuring and Asset Impairment Charges in the Consolidated Financial Statements for further information.

Our balance sheet strategy focused on optimizing operating cash flows and returning value to shareholders through acquisitions, share repurchase and dividends. We continue to maintain debt levels primarily to support our customer financing operations. Cash flow from operations was $939 million in 2008 and included $615 million of net securities-related litigation payments as we resolved two long standing securities litigation cases. Cash used for investments was $441 million and included capital expenditures of $335 million and acquisitions of $155 million. Cash used for financing of $311 million reflected continued net repayments of secured borrowings of $227 million; $812 million for share repurchases; and $154 million for dividends, partially offset by net cash flows from new borrowings of $926 million. New borrowings included $1.4 billion of Senior Notes in an April 2008 public offering. We finished the year with cash and cash equivalents of $1.2 billion.

Our prospective balance sheet strategy includes: optimizing operating cash flows; maintaining our investment grade credit ratings; achieving an optimal cost of capital; and effectively deploying cash to deliver and maximize long-term shareholder value through acquisitions, share repurchase and dividends. However, due to the current economic uncertainty, we have no immediate plans for further share repurchases at this time. Our strategy also includes appropriately leveraging our financing assets (finance receivables and equipment on operating leases).

Currency Impacts

To understand the trends in our business, we believe that it is helpful to analyze the impact of changes in the translation of foreign currencies into U.S. Dollars on revenues and expenses. We refer to this analysis as “currency impact” or “the impact from currency”. Revenues and expenses from our developing markets are analyzed at actual exchange rates for all periods presented, since these countries generally have volatile currency and inflationary environments, and our operations in these countries have historically implemented pricing actions to recover the impact of inflation and devaluation. We do not hedge the translation effect of revenues or expenses denominated in currencies where the local currency is the functional currency.

Approximately 50% of our consolidated revenues are derived from operations outside of the United States where the U.S. Dollar is not the functional currency. When compared with the average of the major European currencies and Canadian Dollar on a revenue-weighted basis, the U.S. Dollar was 3% weaker in 2008 and 9% weaker in 2007, each compared to the prior year. As a result, the foreign currency translation impact on revenue was a 1% benefit in 2008 and a 3% benefit in 2007.

Currency exchange rates fluctuated significantly in the fourth quarter 2008. The U.S. Dollar strengthened significantly in the fourth quarter 2008 as compared to the currencies of our major foreign operations – the Euro, Pound Sterling and Canadian Dollar. The foreign currency translation impact on revenue from this fluctuation in exchange rates was a 3% point benefit through the third quarter 2008 as compared to a 5% detriment in the fourth quarter 2008. If U.S. Dollar exchange rates against these major currencies remain at their current levels we expect it will have an estimated 5% to 6% negative impact on total revenue in the first half of 2009.

Management’s Discussion

Summary Results

Revenue

Revenues for the three years ended December 31, 2008 were as follows:

	Year Ended December 31,			Percent Change
(in millions)	2008	2007	2006	2008	2007
Equipment sales	$4,679	$4,753	$4,457	(2)%	7%
Post sale revenue(1)	12,929	12,475	11,438	4%	9%

Total Revenue	$17,608	$17,228	$15,895	2%	8%

Reconciliation to Consolidated Statements of Income

Sales	$8,325	$8,192	$7,464
Less: Supplies, paper and other sales	(3,646)	(3,439)	(3,007)

Equipment sales	$4,679	$4,753	$4,457

Service, outsourcing and rentals	$8,485	$8,214	$7,591
Finance income	798	822	840
Add: Supplies, paper and other sales	3,646	3,439	3,007

Post sale revenue	$12,929	$12,475	$11,438

Memo: Color(3)	$6,669	$6,356	$5,578	5%	14%

Total 2008 revenue increased 2% compared to the prior year and was flat when including GIS in our 2007 results.(2) Currency had a 1-percentage point positive impact on total revenues. Total revenues included the following:

•

4% increase in post sale revenue, or 2% including GIS in our 2007 results.(2) This included a 1-percentage point benefit from currency. Growth in GIS, color products and document management services offset the declines in high-volume black-and-white printing systems, black-and-white multifunction devices and light lens product revenue. The components of post sale revenue increased as follows:

–	3% increase in service, outsourcing, and rentals revenue to $8,485 million reflected the full year inclusion of GIS, and growth in document management services.

–	Supplies, paper, and other sales of $3,646 million grew 6% year-over-year due to the full year inclusion of GIS as well as growth in color supplies and paper sales.

•

2% decrease in equipment sales revenue. There was no impact from currency on equipment sales revenue. When including GIS in our 2007 results,(2) equipment sales revenue decreased 5%, with a 1-percentage point benefit from currency. Overall price declines of between 5%- 10% as well as product mix more than offset overall growth in install activity.

•	5% growth in color revenue.(3) Color revenue of $6,669 million in 2008 represented 41% of total revenue, excluding GIS, compared to 39% in 2007 reflecting:

–	10% growth in color post sale revenue to $4,590 million. Color post sale revenue represented 37% and 35% of post sale revenue, in 2008 and 2007, respectively.(4)

–	Color equipment sales revenue declined 4% to $2,079 million. Color equipment sales represented 50% of total equipment sales, in 2008 and 2007,(4) respectively.

–	24%(5) growth in color pages. Color pages represented 18%(5) and 12% of total pages in 2008 and 2007, respectively.

Total 2007 revenue increased 8% compared to the prior year and includes the results of GIS since May 9, 2007, the effective date of our acquisition. When including GIS in our 2006 results,(2) our 2007 total revenue increased 4%. Currency had a 3-percentage point positive impact on total revenues. Total revenues included the following:

•

9% increase in post sale revenue, or 6% including GIS in our 2006 results.(2) This included a 3-percentage point benefit from currency. Growth in GIS, color products, developing markets and document management services more than offset the decline in black-and-white digital office revenue and light lens product revenue. The components of post sale revenue increased as follows:

–	8% increase in service, outsourcing and rentals revenue to $8,214 million reflected the inclusion of GIS, growth in document management services and technical service revenue.

–	Supplies, paper and other sales of $3,439 million grew 14% year-over-year due to the inclusion of GIS as well as growth in developing markets.

•

7% increase in equipment sales revenue, or a decrease of 1% when including GIS in our 2006 results.(2) This included a 3-percentage point benefit from currency. Growth in office multifunction color and production color install activity was offset by overall price declines of between 5%-10%, declines in production black-and-white products and color printers, as well as an increased proportion of equipment installed under operating lease contracts where revenue is recognized over-time in post sale.

Management’s Discussion

•	14% growth in color revenue.(3) Color revenue of $6,356 million in 2007 comprised 39% of total revenue, compared to 35% in 2006 reflecting:

–	18% growth in color post sale revenue to $4,180 million. Color post sale revenue represented 35% and 31% of post sale revenue, in 2007 and 2006, respectively.(4)

–	7% growth in color equipment sales revenue to $2,176 million. Color equipment sales represented 49% and 45% of total equipment sales, in 2007 and 2006, respectively.(4)

–	31% growth in color pages. Color pages represented 12% and 9% of total pages in 2007 and 2006, respectively.(4)

(1)

Post sale revenue is largely a function of the equipment placed at customer locations, the volume of prints and copies that our customers make on that equipment, the mix of color pages and associated services.

(2)

The percentage point impacts from GIS reflect the revenue growth year-over-year after including GIS’s results for 2007 and 2006 on a proforma basis. See “Non-GAAP Financial Measures” section for an explanation of this non-GAAP measure.

(3)	Color revenues represent a subset of total revenues and excludes the impact of GIS’s revenues.
(4)

As of December 31, 2008, total color, color post sale and color equipment sales revenues comprised 41%, 37% and 50%, respectively, if calculated on total, total post sale, and total equipment sales revenues, including GIS. GIS is excluded from the color information presented, because the breakout of the information required to make this computation for all periods is not available.

(5)	Pages include estimates for developing markets, GIS and printers.

Net Income

Net income and diluted earnings per share for the three years ended December 31, 2008 were as follows:

(in millions, except per share amounts)	2008	2007	2006
Net income	$230	$1,135	$1,210
Diluted earnings per share	$0.26	$1.19	$1.22

2008 Net income of $230 million, or $0.26 per diluted share, included the following:

•

$491 million after-tax charges ($774 million pre-tax) associated with securities-related litigation matters as well as other probable litigation-related losses including $36 million for the Brazilian labor-related contingencies.

•	$292 million after-tax charge ($426 million pre-tax) for second, third and fourth quarter 2008 restructuring and asset impairment actions.

•	$24 million after-tax charge ($39 million pre-tax) for an Office product line equipment write-off.

•	$41 million income tax benefit from the settlement of certain previously unrecognized tax benefits.

2007 Net income of $1,135 million, or $1.19 per diluted share, included $30 million after-tax charge for our share of Fuji Xerox (“FX”) restructuring charges.

2006 Net income of $1,210 million, or $1.22 per diluted share, included the following:

•	$472 million income tax benefit related to the favorable resolution of certain tax matters from the 1999-2003 IRS audit.

•	$68 million (pre-tax and after-tax) for probable losses on Brazilian labor-related contingencies.

•	$46 million tax benefit resulting from the resolution of certain tax matters associated with foreign tax audits.

•	$9 million after-tax ($13 million pre-tax) charge from the write-off of the remaining unamortized deferred debt issuance costs as a result of the termination of our 2003 Credit Facility.

•	$257 million after-tax ($385 million pre-tax) restructuring and asset impairment charges.

Application of Critical Accounting Policies

In preparing our Consolidated Financial Statements and accounting for the underlying transactions and balances, we apply various accounting policies. Senior management has discussed the development and selection of the critical accounting policies, estimates and related disclosures, included herein, with the Audit Committee of the Board of Directors. We consider the policies discussed below as critical to understanding our Consolidated Financial Statements, as their application places the most significant demands on management’s judgment, since financial reporting results rely on estimates of the effects of matters that are inherently uncertain. In instances where different estimates could have reasonably been used, we disclosed the impact of these different estimates on our operations. In certain instances, like revenue recognition for leases, the accounting rules are prescriptive; therefore, it would not have been possible to reasonably use different estimates. Changes in assumptions and estimates are reflected in the period in which they occur. The impact of such changes could be material to our results of operations and financial condition in any quarterly or annual period.

Management’s Discussion

Specific risks associated with these critical accounting policies are discussed throughout the MD&A, where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, refer to Note 1 – Summary of Significant Accounting Policies, in the Consolidated Financial Statements.

Revenue Recognition for Leases

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

Revenue Recognition Under Bundled Arrangements

We sell the majority of our products and services under bundled lease arrangements, which typically include equipment, service, supplies and financing components for which the customer pays a single negotiated monthly fixed price for all elements over the contractual lease term. Typically these arrangements include an incremental, variable component for page volumes in excess of contractual page volume minimums, which are often expressed in terms of price per page. Revenues under these arrangements are allocated, considering the relative fair values of the lease and non-lease deliverables included in the bundled arrangement, based upon the estimated relative fair values of each element. Lease deliverables include maintenance and executory costs, equipment and financing, while non-lease deliverables generally consist of supplies and non-maintenance services. Our revenue allocation for lease deliverables begins by allocating revenues to the maintenance and executory costs plus profit thereon. The remaining amounts are allocated to the equipment and financing elements. We perform extensive analyses of available verifiable objective evidence of equipment fair value based on cash selling prices during the applicable period. The cash selling prices are compared to the range of values included in our lease accounting systems. The range of cash selling prices must be reasonably consistent with the lease selling prices, taking into account residual values, in order for us to determine that such lease prices are indicative of fair value.

Our pricing interest rates, which are used in determining customer payments, are developed based upon a variety of factors including local prevailing rates in the marketplace and the customer’s credit history, industry and credit class. We reassess our pricing interest rates quarterly based on changes in the local prevailing rates in the marketplace. These interest rates have been historically adjusted if the rates vary by twenty-five basis points or more, cumulatively, from the last rate in effect. The pricing interest rates generally equal the implicit rates within the leases, as corroborated by our comparisons of cash to lease selling prices. In light of worldwide economic conditions prevailing at the end of 2008, we expect to continually review this methodology in 2009 to ensure that our pricing interest rates are reflective of changes in the local prevailing rates in the marketplace.

Allowance for Doubtful Accounts and Credit Losses

We perform ongoing credit evaluations of our customers and adjust credit limits based upon customer payment history and current creditworthiness. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience credit loss rates similar to those we have experienced in the past. Measurement of such losses requires consideration of historical loss experience, including the need to adjust for current conditions, and judgments about the probable effects of relevant observable data, including present economic conditions such as delinquency rates and financial health of specific customers. We recorded bad debt provisions of $188 million, $134 million and $87 million in SAG expenses in our Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006, respectively.

Historically, the majority of the bad debt provision relates to our finance receivables portfolio. This provision is inherently more difficult to estimate than the provision for trade accounts receivable because the underlying lease portfolio has an average maturity, at any time, of approximately two to three years and contains past due billed amounts, as well as unbilled amounts. The estimated credit quality of any given customer and class of customer or geographic location can significantly change during

Management’s Discussion

the life of the portfolio. We consider all available information in our quarterly assessments of the adequacy of the provision for doubtful accounts.

The current economic environment has increased the risk of non-collection of receivables. We have accordingly considered this increased risk in the evaluation and assessment of our allowance for doubtful accounts at year-end. Collection risk is somewhat mitigated by the fact that our receivables are fairly well dispersed among a diverse customer base both in size and geography. Days sales outstanding remained fairly flat year-over-year. In addition, the aging of receivables has not increased significantly. Accounts receivable balances greater than 60 days outstanding were 17% of total gross accounts receivables at December 31, 2008 as compared to 15% at December 31, 2007. However, we continue to assess our receivable portfolio in light of the current economic environment and its impact on our estimation of the adequacy of the allowance for doubtful accounts.

As discussed above, in preparing our Consolidated Financial Statements for the three year period ended December 31, 2008, we estimated our provision for doubtful accounts based on historical experience and customer-specific collection issues. This methodology has been consistently applied for all periods presented. During the five year period ended December 31, 2008, our reserve for doubtful accounts ranged from 3.0% to 4.2% of gross receivables. Holding all other assumptions constant, a 1-percentage point increase or decrease in the reserve from the December 31, 2008 rate of 3.4% would change the 2008 provision by approximately $98 million.

Pension and Post-Retirement Benefit Plan Assumptions

We sponsor defined benefit pension plans in various forms in several countries covering substantially all employees who meet eligibility requirements. Post-retirement benefit plans cover primarily U.S. employees for retirement medical costs. Several statistical and other factors that attempt to anticipate future events are used in calculating the expense, liability and asset values related to our pension and post-retirement benefit plans. These factors include assumptions we make about the discount rate, expected return on plan assets, rate of increase in healthcare costs, the rate of future compensation increases and mortality. Difference between these assumptions and actual experiences are reported as net actuarial gains and losses and are subject to amortization to net periodic pension cost over the average remaining service lives of the employees participating in the pension plan.

Cumulative actuarial losses for our pension plans as of December 31, 2008 were $1.8 billion, as compared to $1 billion at December 31, 2007. The change from December 31, 2007 relates primarily to actual losses on plan assets in 2008 as compared to expected returns partially offset by an increase in the discount rate. The total actuarial loss will be amortized in the future, subject to offsetting gains or losses that will change the future amortization amount.

We have utilized a weighted average expected rate of return on plan assets of 7.6% for 2008, 7.6% for 2007 and 7.8% for 2006, on a worldwide basis. In estimating this rate, we considered the historical returns earned by the plan assets, the rates of return expected in the future and our investment strategy and asset mix with respect to the plans’ funds.

During 2008, the actual loss on plan assets was $1.5 billion, primarily as a result of the significant declines in the equity markets during the fourth quarter of 2008. In estimating the 2009 expected rate of return we considered this significant decline in the fair value of our plan assets as well as potential changes in our investment mix, partly in response to the significant volatility expected in the equity markets for the foreseeable future. The weighted average expected rate of return on plan assets we will utilize for 2009 will be 7.4% as compared to 7.6% in 2008.

For purposes of determining the expected return on plan assets, we utilize a calculated value approach in determining the value of the pension plan assets, as opposed to a fair market value approach. The primary difference between the two methods relates to a systematic recognition of changes in fair value over time (generally two years) versus immediate recognition of changes in fair value. Our expected rate of return on plan assets is then applied to the calculated asset value to determine the amount of the expected return on plan assets to be used in the determination of the net periodic pension cost. The calculated value approach reduces the volatility in net periodic pension cost that can result from using the fair market value approach. The difference between the actual return on plan assets and the expected return on plan assets is added to, or subtracted from, any cumulative differences that arose in prior years. This amount is a component of the net actuarial gain or loss.

Another significant assumption affecting our pension and post-retirement benefit obligations and the net periodic pension and other post-retirement benefit cost is the rate that we use to discount our future anticipated benefit obligations. The discount rate reflects the current rate at which the pension liabilities could be effectively settled considering the timing of expected payments for plan participants. In estimating this rate, we consider rates of return on high quality fixed-income investments included in various published bond indices, adjusted to eliminate the effects of call provisions and differences in the timing and amounts of cash outflows related to the bonds. In the U.S. and the U.K., which comprise approximately 80% of our projected benefit obligations,

Management’s Discussion

we consider the Moody’s Aa Corporate Bond Index and the International Index Company’s iBoxx Sterling Corporate AA Cash Bond Index, respectively, in the determination of the appropriate discount rate assumptions. Due to the recent, unprecedented events in the financial markets associated with the current credit environment, there is a greater than usual disparity in yields among the bonds included in the various indices used to determine our pension discount rates. Given this disparity, we carefully evaluated our existing methodologies for determining our pension discount rates and refined those methodologies to the extent required to ensure we selected an appropriate discount rate. The weighted average discount rate we utilized to measure our pension obligation as of December 31, 2008 and to calculate our 2009 expense was 6.3%, which is an increase of 0.4% from 5.9% used in determining our 2008 expense. The increase is primarily driven by our U.K. and Canadian plans.

Assuming settlement losses in 2009 are consistent with 2008, our 2009 net periodic defined benefit pension cost is expected to be approximately $20 million higher than 2008, primarily as a result of the reduction in the expected return on plan assets due to lower asset values and increased amortization of actuarial gains and losses partially offset by an increase in the discount rate.

On a consolidated basis, we recognized net periodic pension cost of $254 million, $315 million and $425 million for the years ended December 31, 2008, 2007 and 2006, respectively. The costs associated with our defined contribution plans, which are included in net periodic pension cost, were $80 million, $80 million and $70 million for the years ended December 31, 2008, 2007 and 2006, respectively. Pension cost is included in several income statement components based on the related underlying employee costs. Pension and post-retirement benefit plan assumptions are included in Note 14 – Employee Benefit Plans in the Consolidated Financial Statements. Holding all other assumptions constant, a 0.25% increase or decrease in the discount rate would (decrease)/increase the 2009 projected net periodic pension cost by $(13) million or $18 million, respectively. Likewise, a 0.25% increase or decrease in the expected return on plan assets would change the 2009 projected net periodic pension cost by $11 million.

Income Taxes and Tax Valuation Allowances

We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in our Consolidated Balance Sheets, as well as operating loss and tax credit carryforwards. We follow very specific and detailed guidelines in each tax jurisdiction regarding the recoverability of any tax assets recorded in our Consolidated Balance Sheets and provide valuation allowances as required. We regularly review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. If we continue to operate at a loss in certain jurisdictions or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase the valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. Conversely, if and when our operations in some jurisdictions were to become sufficiently profitable to recover previously reserved deferred tax assets, we would reduce all or a portion of the applicable valuation allowance in the period when such determination is made. This would result in an increase to reported earnings in such period. Adjustments to our valuation allowance, through charges to income tax expense, were $17 million, $14 million and $12 million for the years ended December 31, 2008, 2007 and 2006, respectively. There were other (decreases) increases to our valuation allowance, including the effects of currency, of $(136) million, $86 million and $45 million for the years ended December 31, 2008, 2007 and 2006, respectively, that did not affect income tax expense in total as there was a corresponding adjustment to deferred tax assets or other comprehensive income. Gross deferred tax assets of $3.8 billion and $3.6 billion had valuation allowances of $628 million and $747 million at December 31, 2008 and 2007, respectively.

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

We file income tax returns in the U.S. Federal jurisdiction and various foreign jurisdictions. In the U.S. we are no longer subject to U.S. Federal income tax examinations by tax authorities for years before 2007. With respect to our major foreign jurisdictions, we are no longer subject to tax examinations by tax authorities for years before 2000.

Legal Contingencies

We are involved in a variety of claims, lawsuits, investigations and proceedings concerning securities law, intellectual property law, environmental law, employment law and ERISA, as discussed in Note 16 – Contingencies in the Consolidated Financial Statements. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable

Management’s Discussion

and can be reasonably estimated. We assess our potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

Business Combinations and Goodwill

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

As a result of our acquisition of GIS, as well as other prior year acquisitions, we have a significant amount of goodwill. Goodwill is tested for impairment annually or more frequently if an event or circumstance indicates that an impairment loss may have been incurred. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units and determination of the fair value of each reporting unit. We estimate the fair value of each reporting unit using a discounted cash flow methodology. This requires us to use significant judgment including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur, determination of our weighted average cost of capital for purposes of establishing a discount rate and relevant market data.

Our annual impairment test of goodwill is performed in the fourth quarter. The estimated fair values of the Company’s reporting units were based on discounted cash flow models derived from internal earnings forecasts and assumptions. The assumptions and estimates used in those valuations incorporated the expected impact of the challenging economic environment that has persisted over the past year. In performing our 2008 impairment test, the following were the overall composite long-term assumptions regarding revenue and expense growth, which were the basis for estimating future cash flows used in the discounted cash flow model: 1) revenue growth 3%; 2) gross margin 39-40%; 3) RD&E 4-5%; 4) SAG 24-25%; and 5) return on sales 8-9%. We believe these estimated assumptions are appropriate for our circumstances, in-line with historical results and consistent with our forecasted long-term business model. These assumptions also have considered the current economic environment.

Based on those valuations, we determined that the fair values of our reporting units exceeded their carrying values and no goodwill impairment charge was required during the fourth quarter. In light of the continued difficult economic conditions and the fact that the Company’s stock has been generally trading below net book value per share over the past quarter, we reassessed our assumptions as of December 31, 2008. We do not believe the recent general downturn in the U.S. equity markets is representative of any fundamental change in our business. Based on current results and expectations, we determined that the fair values of our reporting units continue to exceed their carrying values and determined that no goodwill impairment charge was required as of December 31, 2008.

Refer to Note 1 – Summary of Significant Accounting Policies – “Goodwill and Intangible Assets” for further information regarding our goodwill impairment testing, as well as Note 8 – Goodwill and Intangible Assets, Net in the Consolidated Financial Statements for further information regarding goodwill by operating segment.

Management’s Discussion

Operations Review

Our reportable segments are consistent with how we manage the business and view the markets we serve. Our reportable segments are Production, Office and Other. See Note 2 – Segment Reporting in the Consolidated Financial Statements for further discussion on our segment operating revenues and segment operating profit.

Revenues by segment for the years ended 2008, 2007 and 2006 were as follows:

	Year Ended December 31,
(in millions)	Production	Office	Other	Total
2008
Equipment sales	$1,325	$3,105	$249	$4,679
Post sale revenue	3,912	6,723	2,294	12,929

Total Revenues	$5,237	$9,828	$2,543	$17,608

Segment Profit (Loss)	$394	$1,062	$(165)	$1,291

Operating Margin	7.5%	10.8%	(6.5)%	7.3%

2007
Equipment sales	$1,471	$3,030	$252	$4,753
Post sale revenue	3,844	6,443	2,188	12,475

Total Revenues	$5,315	$9,473	$2,440	$17,228

Segment Profit (Loss)	$562	$1,115	$(89)	$1,588

Operating Margin	10.6%	11.8%	(3.7)%	9.2%

2006
Equipment sales	$1,491	$2,786	$180	$4,457
Post sale revenue	3,564	5,926	1,948	11,438

Total Revenues	$5,055	$8,712	$2,128	$15,895

Segment Profit (Loss)	$504	$1,010	$(124)	$1,390

Operating Margin	10.0%	11.6%	(5.8)%	8.7%

In 2008 we revised our segment reporting to integrate the Developing Markets Operations (“DMO”) into the Production, Office and Other segments. DMO is a geographic region that has matured to a level where we now manage it on the basis of products sold, consistent with our North American and European geographic regions. All prior periods presented have been restated accordingly.

Note:

•	Install activity percentages include the Xerox-branded product shipments to GIS.

Management’s Discussion

Segment Revenue and Operating Profit

Production

Revenue

2008 Production revenue of $5,237 million decreased 1%, including a 1-percentage point benefit from currency, reflecting:

•

2% increase in post sale revenue as growth from color, continuous feed and light production products offset declines in revenue from black-and-white high-volume printing systems and light lens devices.

•	10% decrease in equipment sales revenue, primarily reflecting pricing declines in both black-and-white and color production systems, driven in part by weakness in the U.S.

•	1% increase in installs of production color products driven in part by Xerox 700 and iGen4TM activity as well as color continuous feed.

•	6% decline in installs of production black-and-white systems driven primarily by declines in installs of light production systems.

2007 Production revenue of $5,315 million increased 5%, including a 4-percentage point benefit from currency, reflecting:

•	8% increase in post sale and other revenue, including a 4-percentage point benefit from currency, as growth from digital products more than offset declines in revenue from older light lens technology.

•

1% decrease in equipment sales revenue, including a 3-percentage point benefit from currency, reflecting growth in production color systems offset by declines in black-and-white production printing systems and light production and an increased proportion of equipment installed under operating lease contracts where revenue is recognized over-time in post sale.

•	6% growth in installs of production color products driven by DocuColor® 242/252/260 family, DocuColor 5000 and iGen3® activity.

•	8% decline in installs of production black-and-white systems reflecting declines in installs of both high-volume and light production systems.

Operating Profit

2008 Operating profit of $394 million decreased $168 million from 2007. The decrease is primarily the result of lower revenue and lower gross margins due to pricing and product mix as well as increased SAG expenses.

2007 Operating profit of $562 million increased $58 million from 2006. The increase is primarily the result of higher gross profit and lower R,D&E, partially offset by an increase in bad debt expense.

Office

Revenue

2008 Office revenue of $9,828 million increased 4%, including a 1-percentage point benefit from currency, as well as the benefits from our expansion in the SMB market through GIS and Veenman. Revenue for 2008 reflects:

•

4% increase in post sale revenue, reflecting the full year inclusion of GIS as well as growth from color multifunction devices and color printers partially offset by declines in black-and-white digital devices. Office post sale revenue was negatively impacted in the fourth quarter of 2008 by declines in channel supply purchases, including lower purchases within developing markets.

•

2% increase in equipment sales revenue, reflecting the full year inclusion of GIS as well as growth from color digital products which more than offset declines from black-and-white devices primarily due to price declines and product mix.

•	24% color multifunction device install growth led by strong demand for Xerox WorkCentre® and Phaser® products.

•

8% increase in installs of black-and-white copiers and multifunction devices, including 8% growth in Segment 1&2 products (11-30 ppm) and 8% growth in Segment 3-5 products (31-90 ppm). Segment 3-5 installs include the Xerox 4595, a 95 ppm device with an embedded controller.

•	12% increase in color printer installs.

2007 Office revenue of $9,473 million increased 9%, including a 3-percentage point benefit from currency, reflecting:

•	9% increase in post sale revenue, reflecting the inclusion of GIS since May 2007 as well as growth from color multifunction devices and color printers.

•	9% increase in equipment sales revenue, reflecting the inclusion of GIS since May 2007 as well as color multifunction products install growth.

•	65% color multifunction device install growth led by strong demand for Xerox WorkCentre products.

•

5% increase in installs of black-and-white copiers and multifunction devices, including 4% growth in Segment 1&2 products (11-30 ppm) and 7% growth in Segment 3-5 products (31-90 ppm) that includes the 95 ppm device with an embedded controller.

•	10% decline in color printer installs due to lower OEM sales.

Management’s Discussion

Operating Profit

2008 Operating profit of $1,062 million decreased $53 million from 2007. The decrease was primarily due to lower gross profits reflecting lower margins as well as higher SAG expenses partially offset by the full year inclusion of GIS.

2007 Operating profit of $1,115 million increased $105 million from 2006. The increase was primarily due to the inclusion of GIS since May 2007 and higher gross profits partially offset by higher SAG expenses.

Other

Revenue

2008 Other revenue of $2,543 million increased 4% primarily reflecting the full year inclusion of GIS and increased paper revenue partially offset by lower revenue from wide format systems. There was no impact from currency. Paper comprised approximately 50% of Other segment revenue.

2007 Other revenue of $2,440 million increased 15%, including a 3-percentage point benefit from currency, primarily reflecting the inclusion of GIS since May 2007 as well as increased paper and value-added services revenues. Paper comprised approximately 50% of Other segment revenue.

Operating Loss

2008 Operating loss of $165 million increased $76 million from 2007 reflecting lower wide format revenue, higher foreign exchange losses and lower interest income partially offset by gains on sales of assets.

2007 Operating loss of $89 million decreased $35 million from 2006 reflecting higher revenue as well as lower currency exchange losses and litigation charges, partially offset by higher interest expense and lower gains on the sales of businesses and assets.

Costs, Expenses and Other Income

Gross Margin

Gross margins by revenue classification were as follows:

	Year Ended December 31,
	2008	2007	2006
Sales	33.7%	35.9%	35.7%
Service, outsourcing and rentals	41.9%	42.7%	43.0%
Finance income	61.8%	61.6%	63.7%
Total Gross margin	38.9%	40.3%	40.6%

2008 Total gross margin decreased 1.4-percentage points compared to 2007 as price declines and mix of approximately 2.0-percentage points were only partially offset by cost productivity improvements. Cost improvements were limited by an unfavorable impact on product costs of approximately 0.5-percentage points from the significant strengthening of the Yen versus the U.S. Dollar and Euro. The negative impact of 0.3-percentage points from an Office product line equipment write-off was offset by positive adjustments related to the capitalized costs for equipment on operating leases and European product disposal costs.

•

Sales gross margin decreased 2.2-percentage points primarily due to the approximately 2.5-percentage point impact of price declines as well as channel and product mix. Cost improvements, which historically tend to offset price declines, were limited in 2008 by the adverse impact of the strengthening Yen on our inventory purchases.

•

Service, outsourcing and rentals margin decreased 0.8-percentage points primarily due to mix as price declines of 1.3-percentage points were offset by cost improvements. Mix reflects margin pressure from document management services.

•	Financing income margin of approximately 62% remained comparable to 2007.

Since a large portion of our inventory procurement is from Japan, the strengthening of the Yen versus the U.S. Dollar and Euro in 2008 significantly impacted our product cost. The Yen strengthened approximately 14% against the U.S. Dollar and 6% against the Euro in 2008 as compared to 2007. A significant portion of that strengthening occurred in the fourth quarter 2008 when the Yen strengthened 17% against the U.S. Dollar and 29% against the Euro as compared to prior year. We expect product costs and gross margins to continue to be negatively impacted in 2009 if Yen exchange rates remain at current levels.

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

•	Financing income margin declined 2.1-percentage points reflecting additional interest expense due to higher interest rates.

Management’s Discussion

Research, Development and Engineering Expenses (“R,D&E”)

We invest in technological development, particularly in color, and believe our R,D&E spending is sufficient to remain technologically competitive.

	Year Ended December 31,			Change
(in millions)	2008	2007	2006	2008	2007
Total R,D&E expenses	$884	$912	$922	$28	$10
R,D&E % Revenue	5.0%	5.3%	5.8%	(0.3)pts	(0.5)pts

2008 R,D&E of $884 million decreased $28 million from 2007. We expect our 2009 R,D&E spending to approximate 4% to 5% of total revenue.

•

R&D of $750 million decreased $14 million from 2007. Our R&D is strategically coordinated with that of Fuji Xerox, which invested $788 million and $672 million in R&D in 2008 and 2007, respectively. Much of the reported Fuji Xerox R&D increase was caused by changes in foreign exchange rates.

•

Sustaining engineering costs of $134 million were $14 million lower than 2007 due primarily to lower spending related to environmental compliance activities and maturing product platforms in the Production segment.

•

R,D&E as a percentage of revenue declined 0.3-percentage points reflecting the capture of efficiencies following a significant number of new product launches over the past two years as well as leveraging our current R,D&E investments to support our GIS operations.

2007 R,D&E of $912 million decreased $10 million from 2006.

•	R&D of $764 million increased $3 million from 2006. Our R&D is strategically coordinated with that of Fuji Xerox, which invested $672 million and $660 million in R&D in 2007 and 2006, respectively.

•

Sustaining engineering costs of $148 million were $13 million lower than 2006 due primarily to lower spending related to environmental compliance activities and maturing product platforms in the Production segment.

•	R,D&E as a percentage of revenue declined 0.5-percentage points as we leveraged our current R,D&E investments to support GIS operations.

Selling, Administrative and General Expenses (“SAG”)

	Year Ended December 31,			Change
(in millions)	2008	2007	2006	2008	2007
Total SAG expenses	$4,534	$4,312	$4,008	$222	$304
SAG as a % of revenue	25.7%	25.0%	25.2%	0.7pts	(0.2)pts

2008 SAG expenses of $4,534 million were $222 million higher than 2007, including a $12 million unfavorable impact from currency. The SAG expense increase was the result of the following:

•

$94 million increase in selling expenses primarily reflecting the full year inclusion of GIS, investments in selling resources and marketing communications and unfavorable currency partially offset by lower compensation.

•	$75 million increase in general and administrative (“G&A”) expenses primarily from the full year inclusion of GIS and unfavorable currency.

•	$54 million increase in bad debt expense reflecting increased write-offs, particularly in the fourth quarter 2008, which included several high value account bankruptcies in the U.S., U.K. and Germany.

2007 SAG expenses of $4,312 million were $304 million higher than 2006, including a $141 million negative impact from currency. The SAG expense increase was the result of the following:

•

$93 million increase in selling expenses primarily reflecting the negative impact from currency and the inclusion of GIS. This increase was partially offset by lower costs reflecting the benefits from the 2006 restructuring programs intended to realign our sales infrastructure.

•	$164 million increase in G&A expenses primarily from the inclusion of GIS, unfavorable currency and information technology investments.

•

$47 million increase in bad debt expense primarily as a result of an increase in reserves for several customers in Europe as well as a 2006 reduction in expense due to adjustments to the reserves to reflect improvement in write-offs and aging.

Bad debt expense included in SAG was $188 million, $134 million and $87 million in 2008, 2007 and 2006, respectively. Bad debt expense as a percent of total revenue increased in the fourth quarter 2008 but was 1.1% in 2008 as compared to 0.8% and 0.5% for 2007 and 2006, respectively. Despite the fourth quarter 2008 increase in the provision and write-offs, days sales outstanding at December 31, 2008 remained fairly flat year-over-year and the aging of receivables as compared to historical levels

Management’s Discussion

has not increased significantly. However, due to the current economic conditions, there is an increased risk for our provision for bad debts to trend higher in 2009 as compared to 2008. At December  31, 2008, bad debt reserves, as a percentage of receivables, were comparable to year end 2007.

Restructuring and Asset Impairment Charges

For the years ended December 31, 2008, 2007 and 2006 we recorded net restructuring and asset impairment charges (credits) of $429 million, $(6) million and $385 million, respectively. The 2008 net charge included $357 million related to headcount reductions of approximately 4,900 employees primarily in North America and Europe and lease termination and asset impairment charges of $72 million primarily reflecting the exit from certain leased and owned facilities resulting from a rationalization of our worldwide operating locations. These actions applied equally to both North America and Europe with approximately half focused on SAG expense reductions, approximately a third on gross margin improvements and the remainder focused on the optimization of R,D&E investments. We expect to realize savings in 2009 of approximately $250 million as a result of the 2008 restructuring actions. Restructuring activity was minimal in 2007 and the related credit of $6 million primarily reflected changes in estimates for prior years’ severance costs. The 2006 net charge included $318 million related to headcount reductions of approximately 3,400 employees in North America and Europe, and lease termination and asset impairment charges of $67 million primarily reflecting the relocation of certain manufacturing operations and the exit from certain leased and owned facilities. The restructuring reserve balance as of December 31, 2008, for all programs was $352 million of which approximately $325 million is expected to be spent over the next twelve months. Refer to Note 9 – Restructuring and Asset Impairment Charges in the Consolidated Financial Statements for further information regarding our restructuring programs.

Worldwide Employment

Worldwide employment of 57,100 as of December 31, 2008 decreased approximately 300 from December 31, 2007, primarily reflecting the reductions from restructuring partially offset by additions as a result of 2008 acquisition activity. Worldwide employment was approximately 57,400 and 53,700 at December 31, 2007 and 2006, respectively.

Other Expenses, Net

Other expenses, net for each of the three years ended December 31, 2008, 2007 and 2006 consisted of the following:

	Year Ended December 31,
(in millions)	2008	2007	2006
Non-financing interest expense	$262	$263	$239
Interest income	(35)	(55)	(69)
Gain on sales of businesses and assets	(21)	(7)	(44)
Currency losses, net	34	8	39
Amortization of intangible assets	54	42	41
Legal matters	781	(6)	89
All other expenses, net	47	50	41

Total Other expenses, net	$1,122	$295	$336

Non-financing interest expense: 2008 non-financing interest expense was flat compared to 2007, as the benefit of lower interest rates was offset by higher average non-financing debt balances. In 2007 non-financing interest expense increased primarily due to higher average non-financing debt balances as well as higher interest rates.

Interest income: Interest income is derived primarily from our invested cash and cash equivalent balances. The decline in interest income in 2008 was primarily due to lower average cash balances and rates of return. The decline in 2007 was primarily due to lower average cash balances partially offset by higher rates of return.

Gain on sales of businesses and assets: 2008 gain on sales of business and assets primarily consisted of the sale of certain surplus facilities in Latin America.

The 2006 gain on sales of businesses and assets primarily consisted of $15 million on the sale of our Corporate headquarters, $11 million on the sale of a manufacturing facility and $10 million receipt from escrow of additional proceeds related to our 2005 sale of Integic.

Currency losses net: Currency losses primarily result from the re-measurement of foreign currency-denominated assets and liabilities, the cost of hedging foreign currency-denominated assets and liabilities, the mark-to-market of foreign exchange contracts utilized to hedge those foreign currency-denominated assets and liabilities and the mark-to-market impact of hedges of anticipated transactions, primarily future inventory purchases, for those that we do not apply cash flow hedge accounting treatment.

The 2008 currency losses were primarily due to net re-measurement losses associated with our Yen-denominated payables, foreign currency denominated assets and liabilities in our developing markets and the cost of hedging. The currency losses on Yen-denominated payables were largely limited to the first

Management’s Discussion

quarter 2008 as a result of the significant and rapid weakening of the U.S. Dollar and Euro versus the Yen.

The 2006 currency losses primarily reflected the mark-to-market of derivative contracts which are economically hedging anticipated foreign currency denominated payments. The mark-to-market losses were primarily due to the strengthening of the Euro against other currencies, in particular the Canadian Dollar, U.S. Dollar and the Yen, as compared to the weakening Euro in 2005.

Amortization of intangible assets: 2008 amortization of intangible assets expense of $54 million reflects amortization expense of $33 million for intangible assets acquired as part of our recent acquisitions.

2007 amortization of intangible assets expense of $42 million reflects amortization expense of $16 million associated with intangible assets acquired as part of our acquisition of GIS, partially offset by reduced amortization from prior years due to the full amortization of certain intangible assets from previous acquisitions.

Legal matters: In 2008 legal matters consisted of the following:

•

$721 million reflecting provisions for the $670 million court approved settlement of Carlson v. Xerox Corporation (“Carlson”) and other pending securities-related cases, net of expected insurance recoveries. On January 14, 2009, the United States Court for the District of Connecticut entered a Final Order and Judgment approving the settlement in the Carlson litigation.

•

$36 million for probable losses on Brazilian labor-related contingencies. Following an assessment of the most recent trend in the outcomes of these matters, we reassessed the probable estimated loss and, as a result, recorded an additional reserve of $36 million in the fourth quarter of 2008.

•	$24 million associated with probable losses from various other legal matters.

In 2006 legal matters consisted of the following:

•	$68 million for probable losses on Brazilian labor-related contingencies.

•	$33 million associated with probable losses from various legal matters partially offset by $12 million of proceeds from the Palm litigation matter.

Refer to Note 16 – Contingencies in the Consolidated Financial Statements for additional information regarding litigation against the Company.

Income Taxes

	Year Ended December 31,
(in millions)	2008	2007	2006
Pre-tax (loss) income	$(114)	$1,438	$808
Income tax (benefits) expenses	(231)	400	(288)
Effective tax rate	202.6%	27.8%	(35.6)%

The 2008 effective tax rate of 202.6% reflected the tax benefits from certain discrete items including the net provision for litigation matters; the second, third and fourth quarter restructuring and asset impairment charges; the product line equipment write-off; and the settlement of certain previously unrecognized tax benefits. Excluding these items, the adjusted effective tax rate was 21.5%*. The adjusted 2008 effective tax rate was lower than the U.S. statutory tax rate primarily reflecting the benefit to taxes from the geographical mix of income before taxes and the related effective tax rates in those jurisdictions, the utilization of foreign tax credits and tax law changes.

The 2007 effective tax rate of 27.8% was lower than the U.S. statutory rate primarily reflecting tax benefits from the geographical mix of income before taxes and the related effective tax rates in those jurisdictions and the utilization of foreign tax credits as well as the resolution of other tax matters. These benefits were partially offset by changes in tax law.

The 2006 effective tax rate of (35.6%) was lower than the U.S. statutory rate primarily due to the tax benefits of $518 million from the resolution of tax issues associated with the 1999-2003 IRS audits and other domestic and foreign tax audits; tax benefits of $19 million as a result of tax law changes and tax treaty changes; and $11 million from the reversal of a valuation allowance on deferred tax assets associated with foreign net operating loss carryforwards, as well as the geographical mix of income before taxes and related effective tax rates in those jurisdictions. These benefits were partially offset by losses in certain jurisdictions where we are not providing tax benefits and continue to maintain deferred tax valuation allowances.

Our effective tax rate will change based on nonrecurring events as well as recurring factors including the geographical mix of income before taxes and the related effective tax rates in those jurisdictions and available foreign tax credits. In addition, our effective tax rate will change based on discrete or other nonrecurring events (such as audit settlements) that may not be predictable. We anticipate that our effective tax rate for 2009 will approximate 28%, excluding the effect of any discrete items.

*	See the “Non-GAAP Measures” section for additional information.

Management’s Discussion

Equity in Net Income of Unconsolidated Affiliates

2008 equity in net income of unconsolidated affiliates of $113 million is principally related to our 25% share of Fuji Xerox (“FX”) income. The $16 million increase from 2007 is primarily due to a $14 million reduction in our share of FX restructuring charges.

2007 equity in net income of unconsolidated affiliates reflects a reduction from 2006 of $17 million, primarily due to $30 million for our after-tax share of FX restructuring charges.

Recent Accounting Pronouncements

Refer to Note 1 – Summary of Significant Accounting Policies in the Consolidated Financial Statements for a description of recent accounting pronouncements including the respective dates of adoption and the effects on results of operations and financial condition.

Capital Resources and Liquidity

Cash Flow Analysis

The following summarizes our cash flows for each of the three years ended December 31, 2008, as reported in our Consolidated Statements of Cash Flows in the accompanying Consolidated Financial Statements:

				Change
(in millions)	2008	2007	2006	2008	2007
Net cash provided by operating activities	$939	$1,871	$1,617	$(932)	$254
Net cash used in investing activities	(441)	(1,612)	(143)	1,171	(1,469)
Net cash used in financing activities	(311)	(619)	(1,428)	308	809
Effect of exchange rate changes on cash and cash equivalents	(57)	60	31	(117)	29

Increase (decrease) in cash and cash equivalents	130	(300)	77	430	(377)
Cash and cash equivalents at beginning of period	1,099	1,399	1,322	(300)	77

Cash and cash equivalents at end of period	$1,229	$1,099	$1,399	$130	$(300)

Cash Flows from Operating Activities

Net cash provided by operating activities was $939 million for the year ended December 31, 2008. The $932 million decrease in cash was primarily due to the following:

•	$330 million decrease in pre-tax income before litigation and restructuring.

•	$615 million decrease due to net payments for the settlement of the securities-related litigation.

•	$90 million decrease due to higher net income tax payments, primarily resulting from the absence of prior year tax refunds.

•	$74 million decrease primarily due to lower benefit and compensation accruals.

•	$71 million decrease due to higher inventory levels as a result of lower equipment and supplies sales in 2008.

•	$136 million increase from accounts receivable due to strong collection effectiveness throughout 2008.

•	$107 million increase from derivatives, primarily due to the termination of certain interest rate swaps in fourth quarter 2008.

Net cash provided by operating activities was $1,871 million for the year ended December 31, 2007. The $254 million increase in cash was primarily due to the following:

•	$348 million increase in pre-tax income before restructuring, depreciation, other provisions and net gains.

•	$108 million increase in other liabilities primarily reflecting the absence of the prior year payment of $106 million related to the MPI litigation.

•	$57 million increase reflecting lower pension contributions to our U.S. pension plans.

•	$30 million increase as a result of lower restructuring payments due to minimal activity in 2007.

•

$114 million decrease due to year-over-year inventory growth of $54 million primarily related to increased product launches in 2007, as well as a $60 million increase in equipment on operating leases reflecting higher operating lease install activity.

•	$73 million decrease due to a lower net run-off of finance receivables.

Management’s Discussion

•	$49 million decrease primarily due to higher accounts receivable reflecting increased revenue, partially offset by $110 million year-over-year benefit from increased receivables sales.

•	$45 million decrease due to lower benefit accruals, partially offset by higher accounts payable due to the timing of payments to vendors and suppliers.

Cash Flows from Investing Activities

Net cash used in investing activities was $441 million for the year ended December 31, 2008. The $1,171 million increase in cash was primarily due to the following:

•

$1,460 million increase due to less cash used for acquisitions. 2008 acquisitions included $138 million for Veenman B.V. and Saxon Business Systems as compared to $1,568 million for GIS and its additional acquisitions in the prior year.

•	$192 million decrease due to lower funds from escrow and other restricted investments in 2008. The prior year reflected funds received from the run-off of our secured borrowing programs.

•	$134 million decrease in other investing cash flows due to the absence of proceeds from liquidations of short-term investments.

Net cash used in investing activities was $1,612 million for the year ended December 31, 2007. The $1,469 million decrease in cash was primarily due to the following:

•

$1,386 million decrease due to $1,615 million in 2007 acquisitions primarily comprised of $1,568 for GIS and its additional acquisitions and $30 million for Advectis, Inc., as compared to $229 million in acquisitions in 2006 comprised of Amici, LLC and XMPie, Inc.

•	$123 million decrease in other investing cash flows reflecting the absence of the 2006 $122 million distribution related to the sale of investments held by Ridge Re.

•	$65 million decrease due to higher capital and internal use software investments in 2007.

•	$57 million decrease due to higher 2006 proceeds from sales of land, buildings and equipment, which included the sale of our corporate headquarters and a parcel of vacant land.

•	$162 million increase due to a reduction in escrow and other restricted investments in 2007, as we continue to run-off our secured borrowing programs.

Cash Flows from Financing Activities

Net cash used in financing activities was $311 million for the year ended December 31, 2008. The $308 million increase in cash was primarily due to the following:

•

$1,642 million increase from lower net repayments on secured debt. 2007 reflects termination of our secured financing programs with GE in the United Kingdom and Canada of $634 million and Merrill Lynch in France for $469 million as well as the repayment of secured borrowings to DLL of $153 million. The remainder reflects lower payments associated with our GE U.S. secured borrowings.

•

$888 million decrease from lower net cash proceeds from unsecured debt. 2008 reflects the issuance of $1.4 billion in Senior Notes, $250 million from a private placement borrowing and net payments of $354 million on the Credit Facility and $370 million on other debt. 2007 reflects the issuance of $1.1 billion Senior Notes, $400 million from private placement borrowings and net proceeds of $600 million on the Credit Facility, offset by net payments of $286 million on other debt.

•	$180 million decrease due to additional purchases under our share repurchase program.

•	$154 million decrease due to common stock dividend payments.

•	$79 million decrease due to lower proceeds from the issuance of common stock, reflecting a decrease in stock option exercises as well as lower related tax benefits.

•	$33 million decrease due to share repurchases related to employee withholding taxes on stock-based compensation vesting.

Net cash used in financing activities was $619 million in year ended December 31, 2007. The $809 million increase in cash was primarily due to the following:

•

$538 million increase due to higher net cash proceeds from unsecured debt. This reflects the May 2007 issuance of the $1.1 billion Senior Notes, the issuances of two zero coupon bonds in 2007 resulting in net proceeds of approximately $400 million, and the net drawdown of $600 million under the 2007 Credit Facility. These higher net proceeds were partially offset by the March 2006 issuance of the $700 million Senior Notes and the August 2006 issuance of an additional $650 million of Senior Notes, as well as, higher repayments on other unsecured debt in 2007 as compared to 2006.

•	$437 million increase due to lower purchases under our share repurchase program as cash was invested in acquisitions.

•	$100 million increase relating to the 2006 payment of our liability to Xerox Capital LLC in connection with their redemption of Canadian deferred preferred shares.

Management’s Discussion

•	$278 million decrease due to higher net repayments of secured financing. Refer to Note 4-Receivables, net in the consolidated financial statements for further information.

Financing Activities

Customer Financing Activities

We provide equipment financing to the majority of our customers. Because finance leases allow our customers to pay for equipment over time rather than at the date of installation, we maintain a certain level of debt to support our investment in these customer finance leases. We currently fund our customer financing activity through cash generated from operations, cash on hand, borrowings under bank credit facilities and proceeds from capital markets offerings. We also have funding available through a secured borrowing arrangement with General Electric Capital Corporation (“GECC”) referred to as the Loan Agreement.

We have arrangements in certain international countries and domestically through the acquisition of GIS, where third party financial institutions originate lease contracts directly with our customers. In these arrangements, we sell and transfer title of the equipment to these financial institutions. Generally, we have no continuing ownership rights in the equipment subsequent to its sale; therefore, the related receivable and debt are not included in our Consolidated Financial Statements.

The following represents total finance assets associated with our lease or finance operations as of December 31, 2008 and 2007 (in millions):

	2008	2007
Total Finance receivables, net(1)	$7,278	$8,048
Equipment on operating leases, net	594	587

Total finance assets, net	$7,872	$8,635

The reduction of $763 million in Total finance assets, net includes unfavorable currency of $473 million.

(1)

Includes (i) billed portion of finance receivables, net, (ii) finance receivables, net and (iii) finance receivables due after one year, net as included in the Consolidated Balance Sheets as of December 31, 2008 and 2007.

The following tables summarize our debt as of December 31, 2008 and 2007:

(in millions)	2008	2007
Debt secured by finance receivables	$56	$275
Capital leases	9	19

Total Secured Debt	65	294

Senior Notes	7,574	5,781
Credit Facility	246	600
Other Debt	499	789

Total Unsecured Debt	8,319	7,170

Total Debt	$8,384	$7,464

At December 31, 2008, less than 1% of total debt was secured by finance receivables and other assets compared to 4% at December 31, 2007.

(in millions)	2008	2007
Principal Debt Balance	$8,201	$7,465
Less: Net unamortized discount	(6)	(13)
Add: FAS 133 fair value adjustments	189	12

Total Reported Debt	8,384	7,464
Less: Current maturities and short-term debt	(1,610)	(525)

Total long-term debt	$6,774	$6,939

Principal debt balance at December 31, 2008 and 2007 includes short-term debt of $61 million and $99 million, respectively. Refer to Note 11 – Debt in the Consolidated Financial Statements for additional information regarding the above balances.

Liquidity, Financial Flexibility and Other Financing Activity

Liquidity

We manage our worldwide liquidity using internal cash management practices, which are subject to (1) the statutes, regulations and practices of each of the local jurisdictions in which we operate, (2) the legal requirements of the agreements to which we are a party and (3) the policies and cooperation of the financial institutions we utilize to maintain and provide cash management services.

Our liquidity is a function of our ability to successfully generate cash flows from a combination of efficient operations and improvement therein, access to capital markets, securitizations, funding from third parties and borrowings secured by our finance receivables portfolios. Our ability to maintain positive liquidity going forward depends on our ability to continue to generate cash from operations and access to financial markets, both of which are

Management’s Discussion

subject to general economic, financial, competitive, legislative, regulatory and other market factors that are beyond our control.

The following is a discussion of our liquidity position as of December 31, 2008:

•

As of December 31, 2008, total cash and cash equivalents was $1.2 billion and our borrowing capacity under our Credit Facility was $1.7 billion, reflecting $246 million outstanding borrowings and no outstanding letters of credit. In addition we currently have approximately $1.0 billion available under the Loan Agreement through 2010, which has not been accessed in almost three years.

•

We have consistently delivered strong cash flow from operations over the past three years driven by the strength of our annuity based revenue model. Cash flows from operations were $939 million, $1,871 million and $1,617 million for the years ended December 31, 2008, 2007 and 2006, respectively. Cash flows from operations in 2008 included $615 million in net payments for our securities litigation.

•	Our debt maturities are in line with historical and projected cash flows and are spread over the next ten years as follows (in millions):

Year	Amount
2009	$1,610
2010	962
2011	802
2012	1,169
2013	1,138
2014	69
2015	—
2016	950
2017	501
2018 and thereafter	1,000

Total	$8,201

On January 15, 2009, we repaid in-full at maturity, our outstanding U.S. Dollar and Euro-denominated 9.75% Senior Notes. The total repayment of approximately $900 million was made using cash on hand and the proceeds of a $400 million borrowing under our Credit Facility.

Debt Activity

Credit facility: In February 2008, we exercised our right under our $2.0 billion Credit Facility to request a one-year extension of the maturity date. Lenders representing approximately $1.4 billion (or approximately 70%) of the commitments under the Credit Facility agreed to the extension and the portion represented by these Lenders now has a maturity date of April 30, 2013, with the remaining portion of the Credit Facility to mature on April 30, 2012.

In October 2008, we amended our Credit Facility to increase the permitted leverage ratio (debt/consolidated EBITDA) to a fixed ratio of 3.75x. The amendment also included a re-pricing of the Credit Facility such that borrowings will bear interest at LIBOR plus an all-in spread that will vary between 1.25% and 4.00% subject to our credit rating and percent of Credit Facility utilization at the time of borrowing. Based upon our current rating and utilization, the all-in spread is 1.75%.

Capital markets offerings and other: In 2008, we raised net proceeds of $1.4 billion through the issuance of Senior Notes and $250 million from a private placement transaction.

Loan covenants and compliance: At December 31, 2008, we were in full compliance with the covenants and other provisions of the Credit Facility, our Senior Notes and the Loan Agreement. We have the right to prepay any outstanding loans or to terminate the Credit Facility without penalty. Failure to be in compliance with any material provision or covenant of these agreements could have a material adverse effect on our liquidity and operations and our ability to continue to fund our customers’ purchase of Xerox equipment.

Refer to Note 11 – Debt and Note 4 – Receivables, Net in the Consolidated Financial Statements for additional information regarding the above noted transactions and Loan Agreement, respectively.

Share Repurchase Programs

The Board of Directors has authorized share repurchase programs totaling $4.5 billion through December 31, 2008, which included additional authorizations of $1.0 billion in both January and July of 2008. Since launching this program in October 2005, we have repurchased 194.1 million shares, totaling approximately $2.9 billion. Refer to Note 17 – Shareholders’ Equity – “Treasury Stock” in the Consolidated Financial Statements for further information regarding our share repurchase programs.

Although we have $1.6 billion of remaining authorization, at the current time, we have no immediate plans for further share repurchases.

Dividends

The Board of Directors declared a 4.25 cent per share dividend on common stock in each quarter of 2008.

Financial Instruments

Refer to Note 13 – Financial Instruments in the Consolidated Financial Statements for additional information regarding our derivative financial instruments.

Management’s Discussion

Credit Ratings

We are currently rated investment grade by all major rating agencies. As of January 31, 2009 the ratings were as follows:

	Senior Unsecured Debt	Outlook
Moody’s	Baa2	Positive
Standard & Poors (“S&P”)	BBB	Stable
Fitch	BBB	Stable

Contractual Cash Obligations and Other Commercial Commitments and Contingencies

At December 31, 2008, we had the following contractual cash obligations and other commercial commitments and contingencies (in millions):

	2009	2010	2011	2012	2013	Thereafter
Long-term debt, including capital lease obligations(1)	$1,610	$962	$802	$1,169	$1,138	$2,520
Minimum operating lease commitments(2)	223	188	151	100	84	123
Liability to subsidiary trust issuing preferred securities(3)	—	—	—	—	—	648
Retiree Health Payments	105	99	99	98	97	445
Purchase Commitments
Flextronics(4)	700	—	—	—	—	—
EDS Contracts(5)	239	137	77	77	77	16
Other(6)	17	12	11	—	—	—

Total contractual cash obligations	$2,894	$1,398	$1,140	$1,444	$1,396	$3,752

(1)	Refer to Note 11– Debt in our Consolidated Financial Statements for additional information and interest payments related to long-term debt (amounts above include principal portion only).
(2)	Refer to Note 6 – Land, Buildings and Equipment, Net in our Consolidated Financial Statements for additional information related to minimum operating lease commitments.
(3)

Refer to Note 12 – Liability to Subsidiary Trust Issuing Preferred Securities in our Consolidated Financial Statements for additional information and interest payments (amounts above include principal portion only).

(4)

Flextronics: We outsource certain manufacturing activities to Flextronics and are currently in the second year of the Master Supply Agreement. The term of this agreement is three years, with two additional one year extension periods at our option. The amounts discussed in the table reflect our estimate of purchases over the next year and are not contractual commitments.

(5)

EDS Contract: We have an information management contract with Electronic Data Systems Corp. (“EDS”) through June 30, 2009. Services to be provided under this contract include support for global mainframe system processing, application maintenance, workplace and service desk, voice and data network management and server management. In 2008, the contracts for global mainframe system processing and workplace and service desk were extended through December 2013 and March 2014, respectively. In January 2009, the contract for voice and data network management services was revised and extended through March 2014. There are no minimum payments required under this contract. The amounts disclosed in the table reflect our estimate of probable minimum payments for the periods shown. We can terminate the contract for convenience with six months notice, as defined in the contract, with no termination fee and with payment to EDS for costs incurred as of the termination date. Should we terminate the contract for convenience, we have an option to purchase the assets placed in service under the EDS contract.

(6)

Other Purchase Commitments: We enter into other purchase commitments with vendors in the ordinary course of business. Our policy with respect to all purchase commitments is to record losses, if any, when they are probable and reasonably estimable. We currently do not have, nor do we anticipate, material loss contracts.

Management’s Discussion

Pension and Other Post-Retirement Benefit Plans

We sponsor pension and other post-retirement benefit plans that may require periodic cash contributions. Our 2008 cash fundings for these plans were $299 million for pensions and $105 million for our retiree health plans. Our required cash fundings for 2009 are approximately $108 million for pensions and approximately $105 million for our retiree health plans. Cash contribution requirements for our domestic tax qualified pension plans are governed by the Employment Retirement Income Security Act (“ERISA”) and the Internal Revenue Code. Cash contribution requirements for our international plans are subject to the applicable regulations in each country. The expected 2009 pension contributions do not include contributions to the domestic tax-qualified plans because none are required due to the availability of a credit balance which resulted from funding prior to 2008 in excess of minimum requirements. This credit balance can be utilized in lieu of any 2009 pension contributions. However, once the January 1, 2009 actuarial valuations and projected results as of the end of the 2009 measurement year are available, the desirability of additional contributions will be assessed. Based on these results, we may voluntarily decide to contribute to these plans, even though no contribution is required. In prior years, after making this assessment, we decided to contribute $165 million and $158 million in 2008 and 2007, respectively, to our domestic tax qualified plans in order to make them 100% funded on a current liability basis under the ERISA funding rules.

Our retiree health benefit plans are non-funded and are almost entirely related to domestic operations. Cash contributions are made each year to cover medical claims costs incurred in that year. The amounts reported in the above table as retiree health payments represent our estimated future benefit payments.

Fuji Xerox

We purchased products, including parts and supplies, from Fuji Xerox totaling $2.1 billion, $1.9 billion and $1.7 billion in 2008, 2007 and 2006, respectively. Our purchase commitments with Fuji Xerox are in the normal course of business and typically have a lead time of three months. We do not anticipate 2009 purchases from Fuji Xerox to exceed 2008 levels. Related party transactions with Fuji Xerox are discussed in Note 7 – Investments in Affiliates, at Equity in the Consolidated Financial Statements.

Brazil Tax and Labor Contingencies

As of December 31, 2008, our Brazilian operations are involved in various litigation matters and have been the subject of numerous governmental assessments related to indirect and other taxes as well as disputes associated with former employees and contract labor. The tax matters, which comprise a significant portion of the total contingencies, principally relate to claims for taxes on the internal transfer of inventory, municipal service taxes on rentals and gross revenue taxes. We are disputing these tax matters and intend to vigorously defend our position. Based on the opinion of legal counsel and current reserves for those matters deemed probable of loss, we do not believe that the ultimate resolution of these matters will materially impact our results of operations, financial position or cash flows. The labor matters principally relate to claims made by former employees and contract labor for the equivalent payment of all social security and other related labor benefits, as well as consequential tax claims, as if they were regular employees. Following our assessment of the most recent trends in the outcomes of these matters, we reassessed the probable estimated loss and, as a result, recorded an additional reserve of $36 million in 2008. As of December 31, 2008, the total amounts related to the unreserved portion of the tax and labor contingencies, inclusive of any related interest, amounted to approximately $839 million, with the decrease from the December 31, 2007 balance of $1.1 billion primarily related to currency partially offset by the additional reserve. In connection with the above proceedings, customary local regulations may require us to make escrow cash deposits or post other security of up to half of the total amount in dispute. As of December 31, 2008 we had $167 million of escrow cash deposits for matters we are disputing and there are liens on certain Brazilian assets with a net book value of $30 million and additional letters of credit of approximately $88 million. Generally, any escrowed amounts would be refundable and any liens would be removed to the extent the matters are resolved in our favor. We routinely assess all these matters as to probability of ultimately incurring a liability against our Brazilian operations and record our best estimate of the ultimate loss in situations where we assess the likelihood of an ultimate loss as probable.

Other Contingencies and Commitments

As more fully discussed in Note 16 – Contingencies in the Consolidated Financial Statements, we are involved in a variety of claims, lawsuits, investigations and proceedings concerning securities law, intellectual property law, environmental law, employment law and the Employee Retirement Income Security Act. In addition, guarantees, indemnifications and claims may arise during the ordinary course of business from relationships with suppliers, customers and nonconsolidated affiliates. Nonperformance under a contract including a guarantee, indemnification or claim could trigger an obligation of the Company. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Should developments in any of these areas cause a change in our determination as to an unfavorable outcome and result in the

Management’s Discussion

need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

Unrecognized Tax Benefits

As of December 31, 2008, we had $170 million of unrecognized tax benefits. This represents the tax benefits associated with various tax positions taken, or expected to be taken, on domestic and international tax returns that have not been recognized in our financial statements due to uncertainty regarding their resolution. The resolution or settlement of these tax positions with the taxing authorities is at various stages and therefore we are unable to make a reliable estimate of the eventual cash flows by period that may be required to settle these matters. In addition, certain of these matters may not require cash settlement due to the existence of credit and net operating loss carryforwards as well as other offsets, including the indirect benefit from other taxing jurisdictions that may be available.

Off-Balance Sheet Arrangements

Although we rarely utilize off-balance sheet arrangements in our operations, we enter into operating leases in the normal course of business. The nature of these lease arrangements is discussed in Note 6 – Land, Buildings and Equipment, Net in the Consolidated Financial Statements. Additionally, we have utilized special purpose entities (“SPEs”) in conjunction with certain financing transactions. The SPEs utilized in conjunction with these transactions are consolidated in our financial statements. These transactions, which are discussed further in Note 4 – Receivables, Net in the Consolidated Financial Statements, have been accounted for as secured borrowings with the debt and related assets remaining on our balance sheets. Although the obligations related to these transactions are included in our balance sheet, recourse is generally limited to the secured assets and no other assets of the Company.

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

Assuming a 10% appreciation or depreciation in foreign currency exchange rates from the quoted foreign currency exchange rates at December 31, 2008, the potential change in the fair value of foreign currency-denominated assets and liabilities in each entity would not be significant because all material currency asset and liability exposures were economically hedged as of December 31, 2008. A 10% appreciation or depreciation of the U.S. Dollar against all currencies from the quoted foreign currency exchange rates at December 31, 2008 would have an $824 million impact on our cumulative translation adjustment portion of equity. The amount permanently invested in foreign subsidiaries and affiliates, primarily Xerox Limited, Fuji Xerox, Xerox Canada Inc. and Xerox do Brasil, and translated into Dollars using the year-end exchange rates, was $8.2 billion at December 31, 2008.

Interest Rate Risk Management

The consolidated weighted-average interest rates related to our debt and liabilities to subsidiary trust issuing preferred securities for 2008, 2007 and 2006 approximated 6.6%, 7.1%, and 6.8%, respectively. Interest expense includes the impact of our interest rate derivatives.

Virtually all customer-financing assets earn fixed rates of interest. The interest rates on a significant portion of the Company’s term debt are fixed.

As of December 31, 2008, approximately $1.1 billion of our debt and liability to subsidiary trust issuing preferred securities carried variable interest rates, including the effect of pay-variable interest rate swaps we are utilizing with the intent to reduce the effective interest rate on our high coupon debt.

The fair market values of our fixed-rate financial instruments are sensitive to changes in interest rates. At December 31, 2008, a 10% change in market interest rates would change the fair values of such financial instruments by approximately $317 million. The recent market events have not required us to materially modify or change our financial risk management strategies with respect to our exposures to interest rate and foreign currency risk.

Management’s Discussion

Non-GAAP Financial Measures

We have reported our financial results in accordance with generally accepted accounting principles (“GAAP”). A reconciliation of the following non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP are set forth below:

Adjusted Revenue

We discussed the revenue growth for the year ended December 31, 2008 using non-GAAP financial measures. To understand trends in the business, we believe that it is helpful to adjust the revenue growth rates to illustrate the impact of the acquisition of GIS by including their estimated revenue for the comparable 2007 and 2006 periods. We refer to this adjusted revenue as “As Adjusted” in the following reconciliation table. Revenue “As Adjusted” adds GIS’s revenues from January 1, 2006 to May 8, 2007 to our 2006 and 2007 reported revenue. Management believes these measures give investors an additional perspective on revenue trends, as well as the impact to the Company of the acquisition of GIS that was completed in May 2007.

	Year Ended December 31			% Change
(in millions)	2008	2007	2006	2008	2007
Equipment Sales Revenue:
As Reported	$4,679	$4,753	$4,457	(2)%	7%
As Adjusted	$4,679	$4,938	$4,992	(5)%	(1)%
Post Sale Revenue:
As Reported	$12,929	$12,475	$11,438	4%	9%
As Adjusted	$12,929	$12,681	$12,000	2%	6%
Total Revenues:
As Reported	$17,608	$17,228	$15,895	2%	8%
As Adjusted	$17,608	$17,619	$16,992	—	4%

Adjusted Effective Tax Rate

The effective tax rate for the year ended December 31, 2008 is discussed using non-GAAP financial measures that exclude the effects of charges associated with an equipment write-off; second, third and fourth quarter 2008 restructuring and asset impairments; certain litigation matters and the settlement of certain previously unrecognized tax benefits. Management believes that it is helpful to exclude these effects to better understand and analyze the current period’s effective tax rate given the discrete nature of these items.

	Year Ended December 31, 2008
(in millions)	Pre-Tax Income	Income Taxes	Effective Tax Rate
As Reported	$(114)	$(231)	202.6%
Restructuring and asset impairment charges	426	134
Equipment write-off	39	15
Litigation	774	283
Tax settlements	—	41

As Adjusted	$1,125	$242	21.5%

Management believes that these non-GAAP financial measures provide an additional means of analyzing the current period results against the corresponding prior period results. However, these non-GAAP financial measures should be viewed in addition to, and not as a substitute for, the Company’s reported results prepared in accordance with GAAP.

Forward-Looking Statements

This Annual Report contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Information concerning these factors is included in our 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”). We do not intend to update these forward-looking statements, except as required by law.

Xerox Corporation

Consolidated Statements of Income

	Year Ended December 31,
(in millions, except per-share data)	2008	2007	2006
Revenues
Sales	$8,325	$8,192	$7,464
Service, outsourcing and rentals	8,485	8,214	7,591
Finance income	798	822	840

Total Revenues	17,608	17,228	15,895
Costs and Expenses
Cost of sales	5,519	5,254	4,803
Cost of service, outsourcing and rentals	4,929	4,707	4,328
Equipment financing interest	305	316	305
Research, development and engineering expenses	884	912	922
Selling, administrative and general expenses	4,534	4,312	4,008
Restructuring and asset impairment charges	429	(6)	385
Other expenses, net	1,122	295	336

Total Costs and Expenses	17,722	15,790	15,087
(Loss) Income before Income Taxes and Equity Income	(114)	1,438	808
Income tax (benefits) expenses	(231)	400	(288)
Equity in net income of unconsolidated affiliates	113	97	114

Net Income	$230	$1,135	$1,210

Basic Earnings per Share	$0.26	$1.21	$1.25
Diluted Earnings per Share	$0.26	$1.19	$1.22

The accompanying notes are an integral part of these Consolidated Financial Statements.

Xerox Corporation

Consolidated Balance Sheets

	December 31,
(in millions, except share data in thousands)	2008	2007
Assets
Cash and cash equivalents	$1,229	$1,099
Accounts receivable, net	2,184	2,457
Billed portion of finance receivables, net	254	304
Finance receivables, net	2,461	2,693
Inventories	1,232	1,305
Other current assets	790	682

Total current assets	8,150	8,540
Finance receivables due after one year, net	4,563	5,051
Equipment on operating leases, net	594	587
Land, buildings and equipment, net	1,419	1,587
Investments in affiliates, at equity	1,080	932
Intangible assets, net	610	621
Goodwill	3,182	3,448
Deferred tax assets, long-term	1,692	1,349
Other long-term assets	1,157	1,428

Total Assets	$22,447	$23,543

Liabilities and Shareholders’ Equity
Short-term debt and current portion of long-term debt	$1,610	$525
Accounts payable	1,446	1,367
Accrued compensation and benefits costs	625	673
Other current liabilities	1,769	1,512

Total current liabilities	5,450	4,077
Long-term debt	6,774	6,939
Liability to subsidiary trust issuing preferred securities	648	632
Pension and other benefit liabilities	1,747	1,115
Post-retirement medical benefits	896	1,396
Other long-term liabilities	694	796

Total Liabilities	16,209	14,955

Common stock, including additional paid-in-capital	3,313	4,096
Treasury stock, at cost	—	(31)
Retained earnings	5,341	5,288
Accumulated other comprehensive loss	(2,416)	(765)

Total Shareholders’ Equity	6,238	8,588

Total Liabilities and Shareholders’ Equity	$22,447	$23,543

Shares of common stock issued	864,777	919,013
Treasury stock	—	(1,836)

Shares of common stock outstanding	864,777	917,177

The accompanying notes are an integral part of these Consolidated Financial Statements.

Xerox Corporation

Consolidated Statements of Cash Flows

	Year Ended December 31,
(in millions)	2008	2007	2006
Cash Flows from Operating Activities:
Net income	$230	$1,135	$1,210
Adjustments required to reconcile net income to cash flows from operating activities:
Depreciation and amortization	669	656	636
Provisions for receivables and inventory	314	197	145
Deferred tax (benefit) expense	(324)	224	99
Net gain on sales of businesses and assets	(21)	(7)	(44)
Undistributed equity in net income of unconsolidated affiliates	(53)	(60)	(70)
Stock-based compensation	85	89	64
Provision for litigation, net	781	—	—
Payments for securities litigation, net	(615)	—	—
Restructuring and asset impairment charges	429	(6)	385
Payments for restructurings	(131)	(235)	(265)
Contributions to pension benefit plans	(299)	(298)	(355)
Decrease (increase) in accounts receivable and billed portion of finance receivables	57	(79)	(30)
(Increase) decrease in inventories	(114)	(43)	11
Increase in equipment on operating leases	(331)	(331)	(271)
Decrease in finance receivables	164	119	192
(Increase) decrease in other current and long-term assets	(8)	130	64
Increase in accounts payable and accrued compensation	211	285	330
(Decrease) increase in other current and long-term liabilities	(174)	38	(70)
Net change in income tax assets and liabilities	(92)	73	(459)
Net change in derivative assets and liabilities	230	(10)	9
Other, net	(69)	(6)	36

Net cash provided by operating activities	939	1,871	1,617

Cash Flows from Investing Activities:
Cost of additions to land, buildings and equipment	(206)	(236)	(215)
Proceeds from sales of land, buildings and equipment	38	25	82
Cost of additions to internal use software	(129)	(123)	(79)
Acquisitions, net of cash acquired	(155)	(1,615)	(229)
Net change in escrow and other restricted investments	8	200	38
Other, net	3	137	260

Net cash used in investing activities	(441)	(1,612)	(143)

Cash Flows from Financing Activities:
Net debt payments on secured financings	(227)	(1,869)	(1,591)
Net proceeds on other debt	926	1,814	1,276
Payment of liability to subsidiary trust issuing preferred securities	—	—	(100)
Common stock dividends	(154)	—	—
Preferred stock dividends	—	—	(43)
Proceeds from issuances of common stock	6	65	82
Excess tax benefits from stock-based compensation	2	22	25
Payments to acquire treasury stock, including fees	(812)	(632)	(1,069)
Repurchases related to stock-based compensation	(33)	—	—
Other	(19)	(19)	(8)

Net cash used in financing activities	(311)	(619)	(1,428)

Effect of exchange rate changes on cash and cash equivalents	(57)	60	31

Increase (decrease) in cash and cash equivalents	130	(300)	77
Cash and cash equivalents at beginning of year	1,099	1,399	1,322

Cash and cash equivalents at end of year	$1,229	$1,099	$1,399

The accompanying notes are an integral part of these Consolidated Financial Statements.

Xerox Corporation

Consolidated Statements of Shareholders’ Equity

(in millions, except share data in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In- Capital	Treasury Stock Shares	Treasury Stock Amount	Retained Earnings	AOCL(1)	Total
Balance at December 31, 2005	945,106	$945	$3,796	(13,917)	$(203)	$3,021	$(1,240)	$6,319

Net income	—	—	—	—	—	1,210	—	1,210
Translation adjustments	—	—	—	—	—	—	485	485
Minimum pension liability	—	—	—	—	—	—	131	131
Other unrealized gains	—	—	—	—	—	—	1	1

Comprehensive income								$1,827

Adjustment to initially apply FAS 158, net	—	—	—	—	—	—	(1,024)	(1,024)
Stock option and incentive plans, net	10,256	11	156	—	—	—	—	167
Series C mandatory convertible preferred stock dividends ($6.25 per share)	—	—	—	—	—	(29)	—	(29)
Series C mandatory convertible preferred stock conversion	74,797	75	814	—	—	—	—	889
Payments to acquire treasury stock	—	—	—	(70,111)	(1,069)	—	—	(1,069)
Cancellation of treasury stock	(75,665)	(75)	(1,056)	75,665	1,131	—	—	—
Other	74	—	—	—	—	—	—	—

Balance at December 31, 2006	954,568	$956	$3,710	(8,363)	$(141)	$4,202	$(1,647)	$7,080

Net income	—	—	—	—	—	1,135	—	1,135
Translation adjustments	—	—	—	—	—	—	501	501
Cumulative Effect of Change in Accounting Principles	—	—	—	—	—	(9)	—	(9)
Changes in defined benefit plans(2)	—	—	—	—	—	—	382	382
Other unrealized losses	—	—	—	—	—	—	(1)	(1)

Comprehensive income								$2,008

Cash dividends declared on common stock ($0.0425 per share)	—	—	—	—	—	(40)	—	(40)
Stock option and incentive plans, net	7,588	7	165	—	—	—	—	172
Payments to acquire treasury stock	—	—	—	(36,638)	(632)	—	—	(632)
Cancellation of treasury stock	(43,165)	(43)	(699)	43,165	742	—	—	—
Other	22	—	—	—	—	—	—	—

Balance at December 31, 2007	919,013	$920	$3,176	(1,836)	$(31)	$5,288	$(765)	$8,588

Net income	—	—	—	—	—	230	—	230
Translation adjustments	—	—	—	—	—	—	(1,364)	(1,364)
Cumulative Effect of Change in Accounting Principles	—	—	—	—	—	(25)	—	(25)
Changes in defined benefit plans(2)	—	—	—	—	—	—	(286)	(286)
Other unrealized losses	—	—	—	—	—	—	(1)	(1)

Comprehensive loss								$(1,446)

Cash dividends declared on common stock ($0.17 per share)	—	—	—	—	—	(152)	—	(152)
Stock option and incentive plans, net	4,442	5	55	—	—	—	—	60
Payments to acquire treasury stock	—	—	—	(56,842)	(812)	—	—	(812)
Cancellation of treasury stock	(58,678)	(59)	(784)	58,678	843	—	—	—

Balance at December 31, 2008	864,777	$866	$2,447	—	—	5,341	$(2,416)	$6,238

(1)	Refer to Note 1 “Accumulated Other Comprehensive Loss (AOCL)” section for additional information.
(2)	Refer to Note 1 “Benefit Plans Accounting” section for additional information.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

Note 1 – Summary of Significant Accounting Policies

References herein to “we,” “us,” “our,” the “Company,” and Xerox refer to Xerox Corporation and its consolidated subsidiaries unless the context specifically requires otherwise.

Description of Business and Basis of Presentation

We are a technology and services enterprise and a leader in the global document market. We develop, manufacture, market, service and finance a complete range of document equipment, software, solutions and services.

Basis of Consolidation

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

For convenience and ease of reference, we refer to the financial statement caption “(Loss) Income before Income Taxes and Equity Income” as “pre-tax loss” or “pre-tax income,” throughout the notes to the Consolidated Financial Statements.

Use of Estimates

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

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

The following table summarizes certain significant charges that require management estimates:

	Year Ended December 31,
(in millions)	2008	2007	2006
Restructuring provisions and asset impairments	$429	$(6)	$385
Amortization of intangible assets ($4 for patents included in cost of sales)	58	46	45
Provisions for receivables	199	131	76
Provisions for obsolete and excess inventory	115	66	69
Provisions for litigation and regulatory matters	781	(6)	89
Depreciation and obsolescence of equipment on operating leases	298	269	230
Depreciation of buildings and equipment	257	262	277
Amortization of internal use and product software	56	79	84
Pension benefits – net periodic benefit cost	174	235	355
Other post-retirement benefits – net periodic benefit cost	77	102	117
Deferred tax asset valuation allowance provisions	17	14	12

Changes in Estimates

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

New Accounting Standards and Accounting Changes

Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133”. The new standard requires additional disclosures regarding a company’s derivative instruments and hedging activities by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also requires disclosure of derivative features that are credit risk – related as well as cross-referencing within the notes to the financial statements to enable financial statement users to locate important information about derivative instruments, financial performance and cash flows. We adopted this standard effective as of December 31, 2008. The only impact from this standard was to require us to expand our disclosures regarding our derivative instruments. Refer to Note 13 – Financial Instruments for additional information.

Fair Value Accounting

In 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“FAS 157”). We adopted the provisions of FAS 157 on January 1, 2008. FAS 157 defines fair value, establishes a market-based framework or hierarchy for measuring fair value and expands disclosures about fair value measurements. FAS 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. FAS 157 does not expand or require any new fair value measures; however, the application of this statement may change current practice. FAS 157 does not apply to fair value measurements for purposes of lease classification or measurement under SFAS No. 13, “Accounting for Leases”. In February 2008, the FASB decided that an entity need not apply this standard to nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis until 2009. Accordingly, our adoption of this standard in 2008 was limited to financial assets and liabilities, which primarily affects the valuation of our derivative contracts. The adoption of FAS 157 did not have a material effect on our financial condition or results of operations. We do not believe the full adoption of FAS 157 with respect to our nonfinancial assets and liabilities will have a material effect on our financial condition or results of operations. Nonfinancial assets and liabilities for which we have not applied the provisions of FAS 157 primarily include those measured at fair value in impairment testing and those initially measured at fair value in a business combination.

In 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115” (“FAS 159”). FAS 159 became effective for us on January 1, 2008. FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. FAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar assets and liabilities. FAS 159 did not have an effect on our financial condition or results of operations as we did not elect this fair value option, nor is it expected to have a material impact on future periods as the election of this option for our financial instruments is expected to be at most, limited.

Business Combinations and Noncontrolling Interests

In 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141(R)”). FAS 141(R) requires the acquiring entity in a business combination to recognize the full fair value of

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose the information needed to evaluate and understand the nature and financial effect of the business combination. FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The impact of FAS No. 141(R) on our consolidated financial statements will depend upon the nature, terms and size of the acquisitions we consummate after the effective date.

In 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51” (“FAS 160”). FAS 160 requires reporting entities to present noncontrolling (minority) interests as equity (as opposed to as a liability) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. As of December 31, 2008, we had approximately $120 in noncontrolling interests classified in other long-term liabilities. FAS 160 applies prospectively as of January 1, 2009, except for the presentation and disclosure requirements which will be applied retrospectively for all periods presented.

Benefit Plans Accounting

In 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“FAS 158”) which requires the recognition of an asset or liability for the funded status of defined pension and other postretirement benefit plans in the statement of financial position of the sponsoring entity. The funded status of a benefit plan is measured as the difference between plan assets at fair value and the benefit obligation. The initial incremental recognition of the funded status under FAS 158 of our defined pension and other post retirement benefit plans, as well as subsequent changes in our funded status that are not included in net periodic benefit cost will be reflected in shareholders’ equity and other comprehensive loss, respectively. As of December 31, 2006, the net unfunded status of our benefit plans was $2,842 and recognition of this net unfunded status upon the adoption of FAS 158 resulted in an after-tax charge to equity of $1,024. Prior to the adoption of FAS 158, we recorded an after-tax credit to our minimum pension liability of $131, for a total equity charge in 2006 related to the funded status of our benefit plans of $893. Amounts recognized in accumulated other comprehensive loss are adjusted as they are subsequently recognized as a component of net periodic benefit cost. The method of calculating net periodic benefit cost did not change from existing guidance. Refer to Note 14 – Employee Benefit Plans for additional information.

The funded status recognition and certain disclosure provisions of FAS 158 were effective as of our fiscal year ending December 31, 2006. FAS 158 also requires the consistent measurement of plan assets and benefit obligations as of the date of our fiscal year-end statement of financial position effective for the year ending December 31, 2008. Since several of our international plans had a September 30th measurement date, this standard required us to change that measurement date to December 31st in 2008. The adoption of this requirement by our international plans did not have a material effect on our financial condition or results of operations. The effect of adoption by our international plans resulted in a January 1, 2008 opening retained earnings charge of $16, deferred tax asset increase of $4, pension asset reduction of $9, a pension liability increase of $6 and a credit to accumulated other comprehensive loss of $5.

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

Other Accounting Changes

In December 2008, the FASB issued Staff Position No. FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP FAS 140-4 and FIN 46(R)-8”). This FSP required additional disclosures about transfers of financial assets and about an entity’s involvement with variable interest entities. The FSP is effective for our fiscal year ended December 31, 2008. Adoption of this FSP affects disclosures only and therefore has no impact on the Company’s financial condition, results of operations or cash flows. Since our transfers of financial assets and involvement with variable interest entities are not material, we do not expect a material disclosure requirement from this standard.

In April 2008, the FASB issued Staff Position No. FAS 142-3, “Determination of Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, “Goodwill and Other Intangible Assets.” FSP FAS 142-3 also requires expanded disclosures related to the determination of intangible asset useful lives. This standard applies prospectively to intangible assets acquired and/or recognized on or after January 1, 2009. We do not believe that the adoption of this standard will have a material effect on our financial condition or results of operations.

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

In 2007, the FASB’s Emerging Issues Task Force issued EITF Issue No. 06-10, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Collateral Assignment Split-Dollar Life Insurance Arrangements” (“EITF 06-10”). EITF 06-10 provides that an employer should recognize a liability for the postretirement benefit related to collateral assignment split-dollar life insurance arrangements in accordance with either SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” or Accounting Principles Board Opinion No. 12, “Omnibus Opinion.” We recorded a $11 after-tax charge to retained earnings in 2008 reflecting the cumulative effect upon adoption of EITF 06-10. The standard is not expected to have a material impact on results of operations in the future.

In 2006, the FASB ratified the consensus reached on EITF Issue No. 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43” (“EITF 06-2”). EITF 06-2 clarifies recognition guidance on the accrual of employees’ rights to compensated absences under a sabbatical or other similar benefit arrangement. We recorded a $7 after-tax charge to Retained earnings in 2007 reflecting our share of the cumulative effect recorded by Fuji Xerox upon adoption of EITF 06-2. This was adjusted by a $2 credit in 2008. With the exception of this charge, the adoption of EITF 06-2 did not impact the Company as we do not have a similar benefit arrangement.

Summary of Accounting Policies

Revenue Recognition

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

Sales to distributors and resellers: We utilize distributors and resellers to sell certain of our products to end-users. We refer to our distributor and reseller network as our two-tier distribution model. Sales to distributors and resellers are generally recognized as revenue when products are sold to such distributors and resellers. Distributors and resellers participate in various cooperative marketing and other programs, and we record provisions for these programs as a reduction to revenue when the sales occur. We also similarly account for our estimates of sales returns and other allowances when the sales occur based on our historical experience.

Supplies: Supplies revenue generally is recognized upon shipment or utilization by customers in accordance with the sales terms.

Software: Software included within our equipment and services is generally considered incidental and is therefore accounted for as part of the equipment sales or services revenues. Software accessories sold in connection with our equipment sales as well as free-standing software revenues are accounted for in accordance with AICPA Statement of Position No. 97-2, “Software Revenue Recognition” (“SOP 97-2”). In most cases, these software products are sold as part of multiple element arrangements and include software maintenance agreements for the delivery of technical service as well as unspecified upgrades or enhancements on a when-and-if-available basis. In those software accessory and free-standing software arrangements that include more than one element, we allocate the revenue among the elements based on vendor-specific objective evidence (“VSOE”) of fair value. VSOE of fair value is based on the price charged when the deliverable is sold separately by us on a regular basis and not as part of the multiple- element arrangement. Revenue allocated to software is normally

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

recognized upon delivery while revenue allocated to the software maintenance element is recognized ratably over the term of the arrangement.

Revenue Recognition for Leases: Our accounting for leases involves specific determinations under FAS 13, which often involve complex provisions and significant judgments. The two primary criteria of FAS 13 which we use to classify transactions as sales-type or operating leases are 1) a review of the lease term to determine if it is equal to or greater than 75% of the economic life of the equipment and 2) a review of the present value of the minimum lease payments to determine if they are equal to or greater than 90% of the fair market value of the equipment at the inception of the lease. Our leases in our Latin America operations have historically been recorded as operating leases given the cancellability of the contract or because the recoverability of the lease investment is deemed not to be predictable at lease inception.

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

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, including money-market funds, and investments with original maturities of three months or less.

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

Restricted Cash and Investments

Several of our secured financing arrangements and other contracts, require us to post cash collateral or maintain minimum cash balances in escrow. In addition, as more fully discussed in Note 16 – Contingencies, various litigation matters in Brazil require us to make cash deposits as a condition of continuing the litigation. These cash amounts are reported in our Consolidated Balance Sheets, depending on when the cash will be contractually released. At December 31, 2008 and 2007, such restricted cash amounts were as follows (in millions):

	December 31,
	2008	2007
Escrow and cash collections related to secured borrowing arrangements	$16	$41
Tax and other litigation deposits in Brazil	167	200
Other restricted cash	20	23

Total	$203	$264

Of these amounts, $20 and $45 were included in Other current assets and $183 and $219 were included in Other long-term assets, as of December 31, 2008 and 2007, respectively.

Provisions for Losses on Uncollectible Receivables

The provisions for losses on uncollectible trade and finance receivables are determined principally on the basis of past collection experience applied to ongoing evaluations of our receivables and evaluations of the default risks of repayment. Allowances for doubtful accounts receivable were $131 and $128, as of December 31, 2008 and 2007, respectively. Allowances for doubtful accounts on finance receivables were $198 and $203 at December 31, 2008 and 2007, respectively.

Inventories

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

Cost of sales in 2008 included a charge of $39 associated with an Office segment product line equipment and residual value write-off. The write-off was the result of a late 2008 change in strategy reflecting our decision to discontinue the remanufacture of end-of-lease returned inventory from a certain Office segment product line following an assessment of the current and expected market for these products.

Land, Buildings and Equipment and Equipment on Operating Leases

Land, buildings and equipment are recorded at cost. Buildings and equipment are depreciated over their estimated useful lives. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life. Equipment on operating leases is depreciated to estimated salvage value over the lease term. Depreciation is computed using the straight-line method. Significant improvements are capitalized and maintenance and repairs are expensed. Refer to Note 5 – Inventories and Equipment on Operating Leases, Net and Note 6 – Land, Buildings and Equipment, Net for further discussion.

Internal Use Software

We capitalize direct costs associated with developing, purchasing or otherwise acquiring software for internal use and amortize these costs on a straight-line basis over the expected useful life of the software, beginning when the software is implemented. Useful lives of the software generally vary from 3 to 5 years. Amortization expense was $50, $76, and $73 for the years ended December 31, 2008, 2007 and 2006, respectively. Capitalized costs were $288 and $270 as of December 31, 2008 and 2007, respectively.

Goodwill and Other Intangible Assets

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

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

Other intangible assets primarily consist of assets obtained in connection with business acquisitions, including installed customer base and distribution network relationships, patents on existing technology and trademarks. We apply an impairment evaluation whenever events or changes in business circumstances indicate that the carrying value of our intangible assets may not be recoverable. Other intangible assets are amortized on a straight-line basis over their estimated economic lives. We believe that the straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained annually by the Company. Refer to Note 8 – Goodwill and Intangible Assets, Net for further information.

Impairment of Long-Lived Assets

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

Treasury Stock

We account for repurchased common stock under the cost method and include such treasury stock as a component of our Common shareholders’ equity. Retirement of Treasury stock is recorded as a reduction of Common stock and Additional paid-in-capital at the time such retirement is approved by our Board of Directors.

Research, Development and Engineering (“R,D&E”)

Research, development and engineering costs are expensed as incurred. R,D&E was $884, $912 and $922, for the three years ended December 31, 2008, respectively. Research and development (“R&D”) costs were $750 in 2008, $764 in 2007 and $761 in 2006. Sustaining engineering costs are incurred with respect to on-going product improvements or environmental compliance after initial product launch. Our sustaining engineering costs were $134, $148, and $161, for the three years ended December 31, 2008, respectively.

Restructuring Charges

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

Pension and Post-Retirement Benefit Obligations

We sponsor pension plans in various forms in several countries covering substantially all employees who meet eligibility requirements. Post-retirement benefit plans cover U.S. and Canadian employees for retirement medical costs. We employ a delayed recognition feature in measuring the costs of pension and post-retirement benefit plans. This requires changes in the benefit obligations and changes in the value of assets set aside to meet those obligations to be recognized not as they occur, but systematically and gradually over subsequent periods. All changes are ultimately recognized as components of net periodic benefit cost, except to the extent they may be offset by subsequent changes. At any point, changes that have been identified and quantified but not recognized as components of net periodic benefit cost, are recognized in Accumulated other comprehensive loss, net of tax.

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

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

The discount rate is used to present value our future anticipated benefit obligations. In estimating our discount rate, we consider rates of return on high quality fixed-income investments included in various published bond indexes, adjusted to eliminate the effects of call provisions and differences in the timing and amounts of cash outflows related to the bonds, as well as, the expected timing of pension and other benefit payments. In the U.S. and the U.K., which comprise approximately 80% of our projected benefit obligation, we consider the Moody’s Aa Corporate Bond Index and the International Index Company’s iBoxx Sterling Corporate AA Cash Bond Index, respectively, in the determination of the appropriate discount rate assumptions. Refer to Note 14 – Employee Benefit Plans for further information.

Each year, the difference between the actual return on plan assets and the expected return on plan assets as well as increases or decreases in the benefit obligation as a result of changes in the discount rate are added to, or subtracted from, any cumulative actuarial gain or loss that arose in prior years. This resultant amount is the net actuarial gain or loss recognized in Accumulated other comprehensive loss and is subject to subsequent amortization to net periodic pension cost in future periods over the remaining service lives of the employees participating in the pension plan.

Foreign Currency Translation

The functional currency for most foreign operations is the local currency. Net assets are translated at current rates of exchange, and income, expense and cash flow items are translated at average exchange rates for the applicable period. The translation adjustments are recorded in Accumulated other comprehensive loss. The U.S. Dollar is used as the functional currency for certain subsidiaries that conduct their business in U.S. Dollars or operate in hyperinflationary economies. A combination of current and historical exchange rates is used in remeasuring the local currency transactions of these subsidiaries and the resulting exchange adjustments are included in income. Aggregate foreign currency losses were $34, $8 and $39 in 2008, 2007 and 2006, respectively, and are included in Other expenses, net in the accompanying Consolidated Statements of Income.

Accumulated Other Comprehensive Loss (“AOCL”)

AOCL is composed of the following for the three years ending December 31, 2008 (in millions):

	December 31,
	2008	2007	2006
Income (loss):
Cumulative translation adjustments	$(1,395)	$(31)	$(532)
Benefit plans net actuarial losses and prior service credits (includes our share of Fuji Xerox)	(1,021)	(735)	(1,097)
Minimum pension liabilities	—	—	(20)
Other unrealized gains	—	1	2

Total Accumulated Other Comprehensive Loss	$(2,416)	$(765)	$(1,647)

Note 2 – Segment Reporting

Our reportable segments are consistent with how we manage the business and view the markets we serve. Our reportable segments are Production, Office and Other. The Production and Office segments are centered around strategic product groups which share common technology, manufacturing and product platforms, as well as classes of customers.

The Production segment includes black-and-white products which operate at speeds over 90 pages per minute (“ppm”) excluding 95 ppm with an embedded controller and color products which operate at speeds over 40 ppm excluding 50, 60 and 70 ppm products with an embedded controller. Products include the Xerox iGen3 and iGen4 digital color production press, Xerox Nuvera®, DocuTech®, DocuPrint® and DocuColor families, as well as older technology light-lens products. These products are sold predominantly through direct sales channels to Fortune 1000, graphic arts, government, education and other public sector customers.

The Office segment includes black-and-white products which operate at speeds up to 90 ppm as well as 95 ppm with an embedded controller and color products up to 40 ppm as well as 50, 60 and 70 ppm products with an embedded controller. Products include the suite of CopyCentre®, WorkCentre®, WorkCentre Pro and Phaser® digital multifunction systems, DocuColor color multifunction products, color laser, solid ink color printers and multifunction devices, monochrome laser desktop printers, digital and light-lens copiers and facsimile products and non-Xerox branded products with similar specifications. These products are sold through direct and indirect sales channels to global, national and mid-size commercial customers as well as government, education and other public sector customers. Approximately 75% of Global Imaging Systems’ (“GIS”) revenue is included in our Office segment representing those sales and services that align to our Office segment.

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

The segment classified as Other includes several units, none of which met the thresholds for separate segment reporting. This group primarily includes Xerox Supplies Business Group (predominantly paper sales), value-added services, Wide Format Systems, Xerox Technology Enterprises, royalty and licensing revenues, GIS network integration solutions and electronic presentation systems, equity net income and non-allocated Corporate items. Other segment profit (loss) includes the operating results from these entities, other less significant businesses, our equity income from Fuji Xerox, and certain costs which have not been allocated to the Production and Office segments, including non-financing interest as well as other items included in Other expenses, net.

Selected financial information for our Operating segments for each of the years ended December 31, 2008, 2007 and 2006, respectively, was as follows (in millions):

	Production	Office	Other	Total
2008(1)
Revenues	$4,937	$9,347	$2,526	$16,810
Finance income	300	481	17	798

Total Segment Revenues	$5,237	$9,828	$2,543	$17,608

Interest expense	$117	$181	$269	$567
Segment profit (loss)(2)	394	1,062	(165)	1,291
Equity in net income of unconsolidated affiliates	$—	$—	$113	$113

2007(1)
Revenues	$5,001	$8,980	$2,425	$16,406
Finance income	314	493	15	822

Total Segment Revenues	$5,315	$9,473	$2,440	$17,228

Interest expense	$123	$186	$270	$579
Segment profit (loss)(2)	562	1,115	(89)	1,588
Equity in net income of unconsolidated affiliates	$—	$—	$97	$97

2006(1)
Revenues	$4,735	$8,207	$2,113	$15,055
Finance income	320	505	15	840

Total Segment Revenues	$5,055	$8,712	$2,128	$15,895

Interest expense	$119	$181	$244	$544
Segment profit (loss)(2)	504	1,010	(124)	1,390
Equity in net income of unconsolidated affiliates	$—	$—	$114	$114

(1)	Asset information on a segment basis is not disclosed as this information is not separately identified and internally reported to our chief executive officer.
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

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

The following is a reconciliation of segment profit to pre-tax income (in millions):

	Year Ended December 31,
	2008	2007	2006
Total Segment profit	$1,291	$1,588	$1,390
Reconciling items:
Restructuring and asset impairment charges	(429)	6	(385)
Restructuring charges of Fuji Xerox	(16)	(30)	—
Litigation matters(1)	(774)	—	(68)
Equipment write-off	(39)	—	—
Equity in net income of unconsolidated affiliates	(113)	(97)	(114)
Other	(34)	(29)	(15)

Pre-tax (loss) income	$(114)	$1,438	$808

(1)

The 2008 provision for litigation represents $670 for the Carlson v. Xerox Corporation court approved settlement, as well as provisions for other litigation matters including $36 for the probable loss related to the Brazil labor related contingencies. The 2006 provision for litigation represents $68 related to probable losses on Brazilian labor-related contingencies. Refer to Note 16 – Contingencies for further discussion.

Geographic area data is based upon the location of the subsidiary reporting the revenue or long-lived assets and is as follows (in millions):

	Revenues			Long-Lived Assets(1)
	2008	2007	2006	2008	2007	2006
United States	$9,122	$9,078	$8,406	$1,386	$1,375	$1,309
Europe	6,011	5,888	5,378	680	746	572
Other Areas	2,475	2,262	2,111	248	341	356

Total	$17,608	$17,228	$15,895	$2,314	$2,462	$2,237

(1)	Long-lived assets are comprised of (i) land, buildings and equipment, net, (ii) equipment on operating leases, net, (iii) internal use software, net and (iv) capitalized software costs, net.

Note 3 – Acquisitions

Veenman B.V.

In June 2008, we acquired Veenman B.V. (“Veenman”), expanding our reach into the small and mid-sized business market in Europe, for approximately $69 (€44 million) in cash, including transaction costs. Veenman is the Netherlands’ leading independent distributor of office printers, copiers and multifunction devices serving small and mid-size businesses. The operating results of Veenman are not material to our financial statements, and are included within our Office segment from the date of acquisition. The purchase price was primarily allocated to intangible assets and goodwill based on third-party valuations and management’s estimates.

Global Imaging Systems, Inc.

In 2007, we acquired GIS, a provider of office technology for small and mid-size businesses in the United States. The acquisition of GIS expanded our access to the U.S. small and mid-size business market. The aggregate purchase price was approximately $1.5 billion. In addition, in connection with the closing, we also repaid $200 of GIS’s then outstanding bank debt. The results of operations for GIS are included in our Consolidated Statements of Income as of May 9, 2007. Refer to Note 2 – Segment Reporting for a discussion of the segment classification of GIS.

The total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective estimated fair values. Goodwill of $1,335 and intangible assets of $363 were recorded in connection with the acquisition based on third-party valuations and management’s estimates for those acquired intangible assets. The majority of the goodwill is not deductible for tax purposes and the primary elements that generated goodwill are the value of the acquired assembled workforce, specialized processes and procedures and operating synergies, none of which qualify as a separate intangible asset. Intangible assets included customer relationships of $189 with a 12 year weighted average useful life and tradenames of $174 with a 20 year weighted average useful life.

The unaudited pro forma results presented below include the effects of the GIS acquisition as if it had been consummated as of January 1, 2006. The pro forma results include the amortization associated with the estimated value of acquired intangible assets

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

and interest expense associated with debt used to fund the acquisition. However, pro forma results do not include any anticipated synergies or other expected benefits of the acquisition. Accordingly, the unaudited pro forma financial information below is not necessarily indicative of either future results of operations or results that might have been achieved had the acquisition been consummated as of January 1, 2006.

	Year Ended December 31,
(in millions)	2007	2006
Revenue	$17,619	$16,992
Net income	1,139	1,222
Basic earnings per share	1.22	1.26
Diluted earnings per share	1.20	1.23

GIS Acquisitions

In May 2008, GIS acquired Saxon Business Systems, an office equipment supplier in Florida, for approximately $69 in cash, including transaction costs. GIS acquired three other similar businesses in 2008 for a total of $17 in cash. In 2007, GIS acquired four businesses that provide office-imaging solutions and related services for $39 in cash. These acquisitions continue GIS’s development of a national network of office technology suppliers to serve its expanding base of small and mid-size businesses. The operating results of these acquired entities are not material to our financial statements and are included within our Office segment from the date of acquisition. The purchase prices were primarily allocated to intangible assets and goodwill based on third-party valuations and management’s estimates.

Advectis, Inc.

In 2007, we acquired Advectis, Inc. (“Advectis”), a privately-owned provider of a web-based solution to electronically manage the process needed to underwrite, audit, collaborate, deliver and archive mortgage loan documents, for $30 in cash. The operating results of Advectis are not material to our financial statements, and are included within our Other segment from the date of acquisition. The purchase price was primarily allocated to intangible assets and goodwill based on management’s estimates.

XMPie, Inc.

In 2006, we acquired the stock of XMPie, Inc. (“XMPie”), a provider of variable information software, for $54 in cash, including transaction costs. XMPie’s software enables printers and marketers to create and print personalized and customized marketing materials to help improve response rates. We had an existing relationship with XMPie, as its largest reseller, and its software is primarily sold together with our Production systems including the iGen3.

The operating results of XMPie are not material to our financial statements, and are included within our Production segment from the date of acquisition. The purchase price was primarily allocated to intangible assets and goodwill based on third-party valuations and management’s estimates.

Amici LLC

In 2006, we acquired all of the net assets of Amici LLC (“Amici”), a provider of electronic-discovery (e-discovery) services, for $175 in cash, including transaction costs. Amici provides comprehensive litigation discovery management services, including the conversion, hosting and production of electronic and hardcopy documents. Amici also provides consulting and professional services to assist attorneys in the discovery process. The operating results of Amici were not material to our financial statements and are included within our Other segment from the date of acquisition.

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

Note 4 – Receivables, Net

Finance Receivables

Finance receivables result from installment arrangements and sales-type leases arising from the marketing of our equipment. These receivables are typically collateralized by a security interest in the underlying assets. Finance receivables, net at December 31, 2008 and 2007 were as follows (in millions):

	2008	2007
Gross receivables	$8,718	$9,643
Unearned income	(1,273)	(1,461)
Residual values	31	69
Allowance for doubtful accounts	(198)	(203)

Finance receivables, net	7,278	8,048
Less: Billed portion of finance receivables, net	(254)	(304)
Current portion of finance receivables not billed, net	(2,461)	(2,693)

Amounts due after one year, net	$4,563	$5,051

Contractual maturities of our gross finance receivables as of December 31, 2008 were as follows (including those already billed of $254 (in millions):

2009	2010	2011	2012	2013	Thereafter	Total
$3,288	$2,414	$1,690	$953	$335	$38	$8,718

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

Secured Borrowings

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

Under this agreement, lease originations to be funded by GE are transferred to a wholly-owned consolidated subsidiary. The funds received under this agreement are recorded as secured borrowings and together with the associated lease receivables are included in our Consolidated Balance Sheet. We and GE intended for the transfers of the lease contracts to be “true sales at law” and that the wholly-owned consolidated subsidiary be bankruptcy remote and have received opinions to that effect from outside legal counsel. As a result, the transferred receivables are not available to satisfy any of our other obligations. The final funding date for the U.S. facility is December 2010. There have been no new borrowings under the Loan Agreement since December 2005.

As of December 31, 2008 and 2007, net encumbered finance receivables were $104 and $377, respectively, and secured debt associated with those receivables was $56 and $275, respectively.

Accounts Receivable Sales Arrangements

We have a facility in Europe that enables us to sell, on an on-going basis, certain accounts receivables without recourse to a third-party. During 2008 and 2007, we sold approximately $717 and $326, respectively, of accounts receivables under this facility. Fees associated with these sales were $4 and $2, respectively. Of the amounts sold, $178 and $170 remained uncollected by the third-party as of December 31, 2008 and 2007, respectively. In the fourth quarter of 2008, we also sold an additional $43 of accounts receivable in Europe without recourse under a separate one-time factoring arrangement.

Note 5 – Inventories and Equipment on Operating Leases, Net

Inventories at December 31, 2008 and 2007 were as follows (in millions):

	2008	2007
Finished goods	$1,044	$1,099
Work-in-process	80	70
Raw materials	108	136

Total Inventories	$1,232	$1,305

The transfer of equipment from our inventories to equipment subject to an operating lease is presented in our Consolidated Statements of Cash Flows in the operating activities section as a non-cash adjustment. Equipment on operating leases and similar arrangements consists of our equipment rented to customers and depreciated to estimated salvage value at the end of the lease term. We recorded $115, $66 and $69 in inventory write-down charges for the years ended December 31, 2008, 2007 and 2006, respectively.

Equipment on operating leases and the related accumulated depreciation at December 31, 2008 and 2007 were as follows (in millions):

	2008	2007
Equipment on operating leases	$1,507	$1,435
Less: Accumulated depreciation	(913)	(848)

Equipment on operating leases, net	$594	$587

Depreciable lives generally vary from three to four years consistent with our planned and historical usage of the equipment subject to operating leases. Depreciation and obsolescence expense for equipment on operating leases was $298, $269 and $230 for the years ended December 31, 2008, 2007 and 2006, respectively. Our equipment operating lease terms vary, generally from 12 to 36 months. Scheduled minimum future rental revenues on operating leases with original terms of one year or longer are (in millions):

2009	2010	2011	2012	2013	Thereafter
$380	$282	$183	$86	$38	$21

Total contingent rentals on operating leases, consisting principally of usage charges in excess of minimum contracted amounts, for the years ended December 31, 2008, 2007 and 2006 amounted to $117, $117 and $112, respectively.

Note 6 – Land, Buildings and Equipment, Net

Land, buildings and equipment, net at December 31, 2008 and 2007 were as follows (in millions):

	Estimated Useful Lives (Years)	2008	2007
Land		$45	$48
Buildings and building equipment	25 to 50	1,156	1,208
Leasehold improvements	Varies	372	371
Plant machinery	5 to 12	1,597	1,710
Office furniture and equipment	3 to 15	973	998
Other	4 to 20	100	86
Construction in progress	—	95	88

Subtotal		4,338	4,509
Less: Accumulated depreciation		(2,919)	(2,922)

Land, buildings and equipment, net		$1,419	$1,587

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

Depreciation expense and operating lease rent expense for the three years ended December 31, 2008 were as follows (in millions):

	2008	2007	2006
Depreciation expense	$257	$262	$277
Operating lease rent expense(1)	$252	$286	$269
(1)	We lease certain land, buildings and equipment, substantially all of which are accounted for as operating leases.

Future minimum operating lease commitments that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2008 were as follows (in millions):

2009	2010	2011	2012	2013	Thereafter
$223	$188	$151	$100	$84	$123

EDS Contract: We have an information management contract with Electronic Data Systems Corp. (“EDS”) through June 30, 2009. Services to be provided under this contract include support for global mainframe system processing, application maintenance, workplace and service desk, voice and data network management and server management. In 2008, the contracts for global mainframe system processing and workplace and service desk were extended through December 2013 and March 2014, respectively. In January 2009, the contract for voice and data network management services was revised and extended through March 2014. There are no minimum payments required under this contract. The amounts disclosed in the table reflect our estimate of probable minimum payments for the periods shown. We can terminate the contract for convenience with six months notice, as defined in the contract, with no termination fee and with payment to EDS for costs incurred as of the termination date. Should we terminate the contract for convenience, we have an option to purchase the assets placed in service under the EDS contract. Payments to EDS, which are primarily recorded in selling, administrative and general expenses, were $279, $294 and $288 for the years ended December 31, 2008, 2007 and 2006, respectively.

In January 2009, we entered into a three year contract with Verizon Business to provide data network transport services. There are annual volume commitments included in the contract of $5, $7 and $8 for the three years ended December 31, 2009, 2010 and 2011. We expect to meet the minimum volume commitments throughout the course of the contract.

Note 7 – Investments in Affiliates, at Equity

Investments in corporate joint ventures and other companies in which we generally have a 20% to 50% ownership interest at December 31, 2008 and 2007 were as follows (in millions):

	2008	2007
Fuji Xerox	$1,028	$887
All other equity investments	52	45

Investments in affiliates, at equity	$1,080	$932

Fuji Xerox is headquartered in Tokyo and operates in Japan, China, Australia, New Zealand and other areas of the Pacific Rim. Our investment in Fuji Xerox of $1,028 at December 31, 2008, differs from our implied 25% interest in the underlying net assets, or $1,139, due primarily to our deferral of gains resulting from sales of assets by us to Fuji Xerox, partially offset by goodwill related to the Fuji Xerox investment established at the time we acquired our remaining 20% of Xerox Limited from The Rank Group plc.

Our equity in net income of our unconsolidated affiliates for the three years ended December 31, 2008 was as follows (in millions):

	2008	2007	2006
Fuji Xerox	$101	$89	$107
Other investments	12	8	7

Total	$113	$97	$114

Equity in net income of Fuji Xerox is affected by certain adjustments to reflect the deferral of profit associated with intercompany sales. These adjustments may result in recorded equity income that is different than that implied by our 25% ownership interest. Equity income for 2008 and 2007 includes after-tax restructuring charges of $16 and $30, respectively, primarily reflecting employee related costs as part of Fuji Xerox’s continued cost-reduction actions to improve its competitive position.

Condensed financial data of Fuji Xerox for the three calendar years ended December 31, 2008 was as follows (in millions):

	2008	2007	2006
Summary of Operations
Revenues	$11,190	$10,218	$9,859
Costs and expenses	10,451	9,565	9,119

Income before income taxes	739	653	740
Income taxes	287	252	281
Minorities’ interests	7	6	5

Net income	$445	$395	$454

Balance Sheet
Assets:
Current assets	$4,734	$4,242	$3,731
Long-term assets	5,470	4,639	4,184

Total Assets	$10,204	$8,881	$7,915

Liabilities and Shareholders’ Equity:
Current liabilities	$3,534	$3,322	$2,954
Long-term debt	996	900	685
Other long-term liabilities	1,095	746	590
Minorities’ interests in equity of subsidiaries	23	25	21
Shareholders’ equity	4,556	3,888	3,665

Total Liabilities and Shareholders’ Equity	$10,204	$8,881	$7,915

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

Yen/U.S. Dollar exchange rates used to translate above are as follows:

	Exchange Basis	2008	2007	2006
Summary of Operations	Weighted Average Rate	103.31	117.53	116.36
Balance Sheet	Year-End Rate	90.28	112.55	118.89

In 2008, 2007 and 2006, we received dividends of $56, $37 and $41, respectively, which were reflected as a reduction in our investment. Additionally, we have a technology agreement with Fuji Xerox whereby we receive royalty payments for their use of our Xerox brand trademark, as well as rights to access their patent portfolio in exchange for access to our patent portfolio.

In 2008, 2007 and 2006, we earned royalty revenues under our Technology Agreement of $112, $108 and $117, respectively, which are included in Service, outsourcing and rental revenues in the Consolidated Statements of Income. We also have arrangements with Fuji Xerox whereby we purchase inventory from and sell inventory to Fuji Xerox. Pricing of the transactions under these arrangements is based upon negotiations conducted at arm’s length. Our purchase commitments with Fuji Xerox are in the normal course of business and typically have a lead time of three months. Purchases from and sales to Fuji Xerox for the three years ended December 31, 2008 were as follows (in millions):

	2008	2007	2006
Sales	$162	$186	$168
Purchases	$2,150	$1,946	$1,677

In addition to the amounts described above, in 2008, 2007 and 2006, we paid Fuji Xerox $34, $30 and $28, respectively, and Fuji Xerox paid us $5, $3 and $3, in 2008, 2007 and 2006, respectively, for unique research and development. As of December 31, 2008 and 2007, amounts due to Fuji Xerox were $194 and $205, respectively.

Note 8 – Goodwill and Intangible Assets, Net

Goodwill

The following table presents the changes in the carrying amount of goodwill, by reportable segment, for the three years ended December 31, 2008 (in millions):

	Production	Office	Other	Total
Balance at December 31, 2005	$745	$807	$119	$1,671
Foreign currency translation adjustment	99	69	1	169
Acquisition of Amici LLC	—	—	136	136
Acquisition of XMPie, Inc.	48	—	—	48

Balance at December 31, 2006	$892	$876	$256	$2,024
Foreign currency translation adjustment	21	17	—	38
Acquisition of GIS	—	1,218	105	1,323
Acquisition of Advectis, Inc.	—	—	26	26
GIS Acquisitions	—	30	3	33
Other	—	—	4	4

Balance at December 31, 2007	$913	$2,141	$394	$3,448
Foreign currency translation adjustment	(233)	(161)	(1)	(395)
Acquisition of Veenman B.V.	—	44	—	44
GIS acquisitions	—	73	—	73
Purchase Price allocation adjustment – GIS	—	120	(108)	12

Balance at December 31, 2008	$680	$2,217	$285	$3,182

In 2008, we finalized the GIS purchase price allocation. As a result, the $108 of Goodwill reflected in our Other segment in 2007 was reallocated to our Office segment. This adjustment aligned goodwill to the reporting unit benefiting from the synergies of the purchase.

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

Intangible Assets, Net

Intangible assets primarily relate to the Office operating segment. Intangible assets were comprised of the following as of December 31, 2008 and 2007 (in millions):

	Weighted Average Amortization Period	December 31, 2008			December 31, 2007
		Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Customer base	14 years	$492	$155	$337	$462	$118	$344
Distribution network	25 years	123	44	79	123	39	84
Trademarks	20 years	191	15	176	175	6	169
Technology, patents and non-compete	6 years	40	22	18	39	15	24

Total		$846	$236	$610	$799	$178	$621

Amortization expense related to intangible assets was $58, $46, and $45 for the years ended December 31, 2008, 2007 and 2006, respectively, and, excluding the impact of additional acquisitions, is expected to approximate $58 annually from 2009 through 2013. Amortization expense is primarily recorded in Other expenses, net, with the exception of amortization expense associated with licensed technology, which is recorded in Cost of sales and Cost of service, outsourcing and rentals, as appropriate.

Note 9 – Restructuring and Asset Impairment Charges

The net restructuring and asset impairment charges in the Consolidated Statements of Income totaled $429, $(6) and $385 in 2008, 2007 and 2006, respectively. Detailed information related to restructuring program activity during the three years ended December 31, 2008 is outlined below (in millions):

Restructuring Activity	Severance and Related Costs	Lease Cancellation and Other Costs	Asset Impairments(1)	Total
Balance December 31, 2005	$217	$19	$—	$236
Restructuring provision	351	39	30	420
Reversals of prior accruals	(33)	(2)	—	(35)

Net current year charges(2)	318	37	30	385
Charges against reserve and currency	(242)	(12)	(30)	(284)

Balance December 31, 2006	$293	$44	$—	$337
Restructuring provision	27	7	1	35
Reversals of prior accruals	(38)	(3)	—	(41)

Net current year charges(2)	(11)	4	1	(6)
Charges against reserve and currency	(211)	(10)	(1)	(222)

Balance December 31, 2007	$71	$38	$—	$109
Restructuring provision	363	20	53	436
Reversals of prior accruals	(6)	(1)	—	(7)

Net current year charges(2)	357	19	53	429
Charges against reserve and currency	(108)	(25)	(53)	(186)

Balance December 31, 2008(3)	$320	$32	$—	$352

(1)	Charges associated with asset impairments represent the write-down of the related assets to their new cost basis and are recorded concurrently with the recognition of the provision.
(2)	Represents amount recognized within the Consolidated Statements of Income for the years shown.
(3)	We expect to utilize the majority of the December 31, 2008 restructuring balance in 2009.

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

Reconciliation to Consolidated Statements of Cash Flows

	Year Ended December 31,
(in millions)	2008	2007	2006
Charges to reserve	$(186)	$(222)	$(284)
Asset impairments	53	1	30
Effects of foreign currency and other non-cash items	2	(14)	(11)

Cash payments for restructurings	$(131)	$(235)	$(265)

The following table summarizes the total amount of costs incurred in connection with these restructuring programs by segment for the three years ended December 31, 2008 (in millions):

	2008	2007	2006
Production	$190	$(6)	$147
Office	200	3	138
Other	39	(3)	100

Total net charges	$429	$(6)	$385

Over the past several years we have engaged in a series of restructuring programs related to downsizing our employee base, exiting certain activities, outsourcing certain internal functions and engaging in other actions designed to reduce our cost structure and improve productivity. These initiatives primarily include severance actions and impact all major geographies and segments. Management continues to evaluate our business and, therefore, there may be additional provisions for new plan initiatives as well as changes in estimates to amounts previously recorded, as payments are made or actions are completed. Asset impairment charges were also incurred in connection with these restructuring actions for those assets made obsolete as a result of these programs.

2008 Activity

During 2008, we recorded $357 of net restructuring charges predominantly consisting of severance and costs related to the elimination of approximately 4,900 positions primarily in both North America and Europe. Focus areas for the actions include the following:

•	Improving efficiency and effectiveness of infrastructure including: marketing, finance, human resources & training.

•	Capturing efficiencies in technical services, managed services and supply chain & manufacturing infrastructure.

•	Optimizing product development and engineering resources.

In addition, related to these activities, we also recorded lease cancellation and other costs of $19 and asset impairment charges of $53. The lease termination and asset impairment charges primarily related to: (i) the relocation of certain manufacturing operations including the closing of our toner plant in Oklahoma City and the consolidation of our manufacturing operations in Ireland; and (ii) the exit from certain leased and owned facilities as a result of the actions noted above.

2007 Activity

Restructuring activity was minimal in 2007 and the related charges primarily reflected changes in estimates in severance costs from previously recorded actions.

2006 Activity

The 2006 charges primarily relate to the elimination of approximately 3,400 positions primarily in North America and Europe. The actions associated with these charges primarily include the following: technical and professional services infrastructure and global back-office optimization; continued R&D efficiencies and productivity improvements; supply chain optimization to ensure, for example, alignment to our global two-tier model implementation; and selected off-shoring opportunities. The lease termination and asset impairment charges primarily related to the relocation of certain manufacturing operations as well as an exit from certain leased and owned facilities. These charges were offset by reversals of $35 primarily related to changes in estimates in severance costs from previously recorded actions.

Note 10 – Supplementary Financial Information

The components of other current assets and other current liabilities at December 31, 2008 and 2007 were as follows:

(in millions)	2008	2007
Other current assets
Deferred taxes	$305	$200
Restricted cash	20	45
Prepaid expenses	119	120
Financial derivative instruments	39	27
Other	307	290

Total Other current assets	$790	$682

Other current liabilities
Income taxes payable	$47	$84
Other taxes payable	173	179
Interest payable	141	137
Restructuring reserves	325	81
Unearned income	203	242
Financial derivative instruments	134	30
Product warranties	25	25
Dividends payable	38	40
Other	683	694

Total Other current liabilities	$1,769	$1,512

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

The components of other long-term assets and other long-term liabilities at December 31, 2008 and 2007 were as follows (in millions):

	2008	2007
Other long-term assets
Prepaid pension costs	$61	$322
Net investment in discontinued operations(1)	259	277
Internal use software, net	288	270
Restricted cash	183	219
Debt issuance costs, net	48	47
Other	318	293

Total Other long-term assets	$1,157	$1,428

Other long-term liabilities
Deferred and other tax liabilities	$182	$250
Minorities’ interests in equity of subsidiaries	120	103
Financial derivative instruments	—	14
Other	392	429

Total Other long-term liabilities	$694	$796

(1)

At December 31, 2008, our net investment in discontinued operations primarily consists of a $285 performance-based instrument relating to the 1997 sale of The Resolution Group (“TRG”) net of remaining net liabilities associated with our discontinued operations of $26. The recovery of the performance-based instrument is dependent on the sufficiency of TRG’s available cash flows, as guaranteed by TRG’s ultimate parent, which are expected to be recovered in annual cash distributions through 2017.

Note 11 – Debt

Short-term borrowings at December 31, 2008 and 2007 were as follows (in millions):

	2008	2007
Current maturities of long-term debt	$1,549	$426
Notes payable	7	18
France Bridge Facility due 2008	—	81
Italy Credit Facility due 2009	54	—

Total	$1,610	$525

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

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

Long-term debt at December 31, 2008 and 2007 was as follows (in millions):

	Weighted Average Interest Rates at December 31, 2008	2008	2007
U.S. Operations
Xerox Corporation
Notes due 2008	—	$—	$2
Notes due 2011	2.83%	1	—
Senior Notes due 2009	10.75%	583	600
Euro Senior Notes due 2009	10.62%	317	330
Floating Senior Notes due 2009	2.60%	150	150
Senior Notes due 2010	7.13%	700	700
Notes due 2011	7.01%	50	50
Senior Notes due 2011	6.59%	750	750
Credit Facility due 2012	2.21%	246	600
Senior Notes due 2012	5.59%	1,100	1,100
Senior Notes due 2013	5.65%	400	—
Senior Notes due 2013	7.63%	550	550
Convertible Notes due 2014	9.00%	19	19
Notes due 2016	7.20%	250	250
Senior Notes due 2016	6.48%	700	700
Senior Notes due 2017	6.83%	500	500
Senior Notes due 2018	6.37%	1,000	—
Zero Coupon Notes due 2022	5.77%	433	409
Zero Coupon Notes due 2023	5.41%	253	—

Subtotal		$8,002	$6,710

Xerox Credit Corporation
Notes due 2012	—	—	25
Notes due 2013	6.42%	10	60
Notes due 2014	6.06%	50	50
Notes due 2018	—	—	25

Subtotal		$60	$160

Other U.S. Operations
Borrowings secured by finance receivables(1)	5.59%	56	275
Borrowings secured by other assets	10.34%	6	8

Subtotal		$62	$283

Total U.S. Operations		$8,124	$7,153

International Operations
Euro Bank Facility due 2008	—	—	177
Other debt due 2009-2010	4.12%	16	36

Total International Operations		$16	$213

Principal debt balance		8,140	7,366
Less: Unamortized discount		(6)	(13)
Add: SFAS No. 133 fair value adjustments(2)		189	12

Total Debt		8,323	7,365
Less current maturities		(1,549)	(426)

Total Long-term debt		$6,774	$6,939

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

(1)	Refer to Note 4 – Receivables, Net for further discussion of borrowings secured by finance receivables, net.
(2)

SFAS No. 133 fair value adjustments represent changes in the fair value of hedged debt obligations attributable to movements in benchmark interest rates. SFAS No. 133 requires hedged debt instruments to be reported at an amount equal to the sum of their carrying value (principal value plus/minus premiums/discounts) and any fair value adjustment.

Scheduled payments due on long-term debt for the next five years and thereafter are as follows (in millions):

2009	2010	2011	2012	2013	Thereafter	Total
$1,549(1)	$962	$802	$1,169	$1,138	$2,520	$8,140

(1)	Quarterly total debt maturities for 2009 are $937, $12, $442 and $158 for the first, second, third and fourth quarters, respectively.

The zero coupon notes of $433 due 2022 and $253 due 2023 are included in the above maturity schedule based on the year of their first potential put date of 2009 and 2010, respectively.

Credit Facility

The borrowing capacity under our $2 billion Credit Facility was $1.7 billion at December 31, 2008, reflecting $246 outstanding borrowings and no outstanding letters of credit.

In February 2008, we exercised our right to request a one-year extension of the maturity date of the Credit Facility. Lenders representing approximately $1.4 billion (or approximately 70%) agreed to the extension and the portion represented by these Lenders now has a maturity date of April 30, 2013, with the remaining portion of the Credit Facility to mature on April 30, 2012.

The Credit Facility is available, without sublimit, to certain of our qualifying subsidiaries and includes provisions that would allow us to increase the overall size of the Credit Facility up to an aggregate amount of $2.5 billion. Our obligations under the Credit Facility are unsecured and are not currently guaranteed by any of our subsidiaries. In the event that any of our subsidiaries borrows under the Credit Facility, its borrowings thereunder would be guaranteed by us.

In October 2008, we amended our Credit Facility to increase the permitted leverage ratio (debt/consolidated EBITDA) and modify the pricing on borrowings. The following description of the key terms and conditions of the Credit Facility reflect the changes from the amendment.

Borrowings under the Credit Facility bear interest at LIBOR plus an all-in spread that will vary between 1.25% and 4.00% subject to our credit rating and our percentage utilization of the facility, in each case, at the time of borrowing. Based upon our current credit rating and utilization, the all-in spread was 1.75% as of December 31, 2008.

The Credit Facility contains various conditions to borrowing, and affirmative, negative and financial maintenance covenants. Certain of the more significant covenants are summarized below:

(a) Maximum leverage ratio (debt divided by consolidated EBITDA) calculated quarterly and at the date of each borrowing of 3.75.

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

The Credit Facility also contains various events of default, the occurrence of which could result in a termination by the lenders and the acceleration of all our obligations under the Credit Facility. These events of default include, without limitation: (i) payment defaults, (ii) breaches of covenants under the Credit Facility (certain of which breaches do not have any grace period), (iii) cross-defaults and acceleration to certain of our other obligations and (iv) a change of control of Xerox.

Private Placement Transaction

In September 2008, we issued $250 of zero coupon notes in a private placement transaction. The bonds mature in 2023 and the final amount due at maturity is $709. The bonds are putable annually at the option of the bond holder beginning in September 2010.

Senior Notes Offerings

In April 2008, we issued $400 of 5.65% senior notes due 2013 (the “2013 Senior Notes”) at 99.996 percent of par and $1.0 billion of 6.35% senior notes due 2018 (the “2018 Senior Notes”) at 99.856 percent of par, resulting in net proceeds of approximately $1,390. The 2013 Senior Notes accrue interest at the rate of 5.65% per annum, payable semiannually, and as a result of the discount, have a weighted average effective interest rate of 5.65%. The 2018 Senior Notes accrue interest at the rate of 6.35% per annum, payable semiannually, and as a result of the discount, have a weighted average effective interest rate of 6.37%. Debt issuance costs of approximately $10 were deferred. The 2013 Senior Notes and 2018 Senior Notes are subordinated to our secured

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

indebtedness and rank equally with our other existing senior unsecured indebtedness. Proceeds from the offering were used to repay borrowings under the Credit Facility and for general corporate purposes.

Guarantees

At December 31, 2008, we have issued guarantees of $139 to our foreign subsidiaries. Of this amount, $67 is related to indebtedness of our foreign subsidiaries and is included in our Consolidated Balance Sheet as of December 31, 2008 with the remainder primarily representing letters of credit. In addition, as of December 31, 2008, $55 of letters of credit have been issued in connection with insurance guarantees.

Interest

Interest paid on our short-term debt, long-term debt and liabilities to subsidiary trusts issuing preferred securities amounted to $527, $552 and $512 for the years ended December 31, 2008, 2007 and 2006, respectively.

Interest expense and interest income for the three years ended December 31, 2008 was as follows (in millions):

	2008	2007	2006
Interest expense(1)	$567	$579	$544
Interest income(2)	$833	$877	$909

(1)	Includes Equipment financing interest expense, as well as, non-financing interest expense included in Other expenses, net in the Consolidated Statements of Income.
(2)	Includes Finance income, as well as, other interest income that is included in Other expenses, net in the Consolidated Statements of Income.

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

Net cash proceeds on debt other than secured borrowings as shown on the Consolidated Statements of Cash Flows for the three years ended December 31, 2008 was as follows (in millions):

	2008	2007	2006
Cash payments on notes payable, net	$(238)	$(143)	$(19)
Net cash proceeds from issuance of long-term debt	1,883	2,254	1,502
Cash payments on long-term debt	(719)	(297)	(207)

Net cash proceeds on other debt	$926	$1,814	$1,276

Note 12 – Liability to Subsidiary Trust Issuing Preferred Securities

The Liability to Subsidiary Trust Issuing Preferred Securities included in our Consolidated Balance Sheets of $648 and $632 as of December 31, 2008 and 2007, respectively, reflects our obligations to Xerox Capital Trust I (“Trust I”) as a result of their loans to us from proceeds related to their issuance of preferred securities. This subsidiary is not consolidated in our financial statements because we are not the primary beneficiary of the trust.

In 1997, Trust I issued 650 thousand of 8.0% preferred securities (the “Preferred Securities”) to investors for $644 ($650 liquidation value) and 20,103 shares of common securities to us for $20. With the proceeds from these securities, Trust I purchased $670 principal amount of 8.0% Junior Subordinated Debentures due 2027 of the Company (“the Debentures”). The Debentures represent all of the assets of Trust I. On a consolidated basis, we received net proceeds of $637 which was net of fees and discounts of $13. Interest expense, together with the amortization of debt issuance costs and discounts, was $54 in 2008, 2007 and 2006. We have guaranteed, on a subordinated basis, distributions and other payments due on the Preferred Securities. The guarantee, our obligations under the Debentures, the indenture pursuant to which the Debentures were issued and our obligations under the Amended and Restated Declaration of Trust governing the trust, taken together, provide a full and unconditional guarantee of amounts due on the Preferred Securities. The Preferred Securities accrue and pay cash distributions semiannually at a rate of 8% per year of the stated liquidation amount of one thousand dollars per Preferred Security. The Preferred Securities are mandatorily redeemable upon the maturity of the Debentures on February 1, 2027, or earlier to the extent of any redemption by us of any Debentures. The redemption price in either such case will be one thousand dollars per share plus accrued and unpaid distributions to the date fixed for redemption.

Note 13 – Financial Instruments

We are exposed to market risk from changes in foreign currency exchange rates and interest rates, which could affect operating results, financial position and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. These derivative financial instruments are utilized to hedge economic exposures as well as to reduce earnings and cash flow volatility resulting from shifts in market rates. We enter into limited types of derivative contracts, including interest rate swap agreements, foreign currency spot, forward and swap contracts and net purchased foreign currency options to manage

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

interest rate and foreign currency exposures. Our primary foreign currency market exposures include the Yen, Euro, and Pound Sterling. The fair market values of all our derivative contracts change with fluctuations in interest rates and/or currency rates and are designed so that any changes in their values are offset by changes in the values of the underlying exposures. Derivative financial instruments are held solely as risk management tools and not for trading or speculative purposes.

We are required to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet. As permitted, certain of these derivative contracts have been designated for hedge accounting treatment. Certain of our derivatives that do not qualify for hedge accounting are effective as economic hedges. These derivative contracts are likewise required to be recognized each period at fair value and therefore do result in some level of volatility. The level of volatility will vary with the type and amount of derivative hedges outstanding, as well as fluctuations in the currency and interest rate market during the period. The related cash flow impacts of all of our derivative activities are reflected as cash flows from operating activities.

By their nature, all derivative instruments involve, to varying degrees, elements of market and credit risk. The market risk associated with these instruments resulting from currency exchange and interest rate movements is expected to offset the market risk of the underlying transactions, assets and liabilities being hedged. We do not believe there is significant risk of loss in the event of non-performance by the counterparties associated with these instruments because these transactions are executed with a diversified group of major financial institutions. Further, our policy is to deal with counterparties having a minimum investment grade or better credit rating. Credit risk is managed through the continuous monitoring of exposures to such counterparties.

Interest Rate Risk Management

We use interest rate swap agreements to manage our interest rate exposure and to achieve a desired proportion of variable and fixed rate debt. These derivatives may be designated as fair value hedges or cash flow hedges depending on the nature of the risk being hedged.

Fair Value Hedges

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings. As of December 31, 2008 and 2007, pay variable/receive fixed interest rate swaps with notional amounts of $675 and $1.1 billion with a net asset (liability) fair value of $53 and $(6), respectively, were designated and accounted for as fair value hedges. The swaps were structured to hedge the fair value of related debt by converting them from fixed rate instruments to variable rate instruments. No ineffective portion was recorded to earnings during 2008, 2007, or 2006. The following is a summary of our fair value hedges at December 31, 2008:

Debt Instrument	Year First Designated	Notional Amount	Net Fair Value	Weighted Average Interest Rate Paid	Interest Rate Received	Basis	Maturity
Notes due 2016	2004	$250	$39	5.43%	7.20%	Libor	2016
Senior Notes due 2011	2004	125	8	5.28%	6.88%	Libor	2011
Liability to Capital Trust I	2005	300	6	5.64%	8.00%	Libor	2027

Total		$675	$53

Cash Flow Hedges

During 2008, pay fixed/receive variable interest rate swaps with notional amounts of $150 and a net liability fair value of $2 were designated and accounted for as cash flow hedges. The swaps were structured to hedge the LIBOR interest rate of the floating Senior Notes due 2009 by converting it from a variable rate instrument to a fixed rate instrument. No ineffective portion was recorded to earnings during 2008 and all components of the derivative gain or loss was included in the assessment of hedged effectiveness.

Terminated Swaps

During the period from 2004 to 2008, we terminated several interest rate swaps which had been designated as fair value hedges of certain debt instruments. These terminated interest rate swaps had an aggregate notional value of $4.2 billion including $1.6 billion terminated in 2008. The associated net fair value adjustments to the debt instruments are being amortized to interest expense over the remaining term of the related notes. In 2008, 2007 and 2006, the amortization of these fair value adjustments reduced interest expense by $12, $9 and $9,

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

respectively, and we expect to record a net decrease in interest expense of $116 in future years through 2027.

Foreign Exchange Risk Management

We may use certain derivative instruments to manage the exposures associated with the foreign currency exchange risks discussed below.

Foreign Currency Denominated Assets and Liabilities

We generally utilize forward foreign exchange contracts and purchased option contracts to hedge these exposures. Changes in the value of these currency derivatives are recorded in earnings together with the offsetting foreign exchange gains and losses on the underlying assets and liabilities.

Forecasted Purchases and Sales in Foreign Currency

We generally utilize forward foreign exchange contracts and purchased option contracts to hedge these anticipated transactions. These contracts generally mature in six months or less. A portion of these contracts are designated as cash-flow hedges.

At December 31, 2008, we had outstanding forward exchange and purchased option contracts with gross notional values of $2.6 billion which is reflective of the amounts that are normally outstanding at any point during the year. The following is a summary of the primary hedging positions and corresponding fair values held as of December 31, 2008:

Currency Hedged (Buy/Sell) (in millions)	Gross Notional Value	Fair Value Asset (Liability)(1)
U.K. Pound Sterling/Euro	$628	$(85)
Euro/U.S. Dollar	555	3
U.S. Dollar/Euro	308	(6)
Swedish Kronor/Euro	112	(9)
Swiss Franc/Euro	184	4
Japanese Yen/U.S. Dollar	110	6
Japanese Yen/Euro	243	(8)
Euro/U.K. Pound Sterling	42	1
U.S. Dollar/Canadian Dollar	16	—
Canadian Dollar/Euro	149	2
Canadian Dollar/U.S. Dollar	73	1
All Other	180	(2)

Total	$2,600	$(93)

(1)	Represents the net receivable (payable) amount included in the Consolidated Balance Sheet at December 31, 2008.

Cash Flow Hedges

We designate a portion of our foreign currency derivative contracts as cash flow hedges of our foreign currency denominated inventory purchases and sales. The changes in fair value for these contracts were reported in Accumulated other comprehensive loss and reclassified to Cost of sales and revenue in the period or periods during which the related inventory was sold to a third party. No amount of ineffectiveness was recorded in the Consolidated Statements of Income for these designated cash flow hedges and all components of each derivative’s gain or loss was included in the assessment of hedge effectiveness. As of December 31, 2008, the net liability fair value of these contracts was $1.

The following tables provide a summary of the fair value amounts of derivative instruments and gains and losses on derivative instruments at and for the years ended December 31, 2008 and 2007, respectively.

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

Fair Values of Derivative Instruments at December 31, 2008 and 2007 (in millions)

		Fair Value
Designation of Derivatives	Balance Sheet Location	2008	2007
Derivatives designated as hedging instruments	Other long-term assets:
	Interest Rate Swaps	$53	$8

	Other current liabilities:
	Interest Rate Swaps	$2	$—
	Foreign Exchange Contracts – Forwards	1	—

	Total	$3	$—

	Other long-term liabilities:
	Interest Rate Swaps	$—	$14

Derivatives NOT designated as hedging instruments	Other current assets:
	Foreign Exchange Contracts – Forwards	$39	$26
	Foreign Exchange Contracts – Options	—	1

	Total	$39	$27

	Other current liabilities:
	Foreign Exchange Contracts – Forwards	$131	$31

	Total Derivative Assets	$92	$35
	Total Derivative Liabilities	134	45

	Total Net Derivative Liabilities	$(42)	$(10)

Fair Value Hedges and Cash Flow Hedges for the Years Ended December 31, 2008 and 2007

Derivatives in Fair Value Hedging Relationships (in millions) :

	Location of Gain (Loss) Recognized In Income	Derivative Gain (Loss) Recognized in Income		Hedged Item Gain (Loss) Recognized in Income
		2008	2007	2008	2007
Interest Rate Contracts	Interest expense	$206	$36	$(206)	$(36)

Derivatives in Cash Flow Hedging Relationships (in millions) :

	Derivative Gain (Loss) Recognized in OCI (Effective Portion)		Location of Derivative Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Gain (Loss) Reclassified from AOCI to Income (Effective Portion)
	2008	2007		2008	2007
Interest rate contracts	$(2)	$9	Interest expense	$—	$10
Foreign exchange contracts – forwards	4	—	Cost of sales	2	(1)

Total Cash Flow Hedges	$2	$9		$2	$9

Note: No amount of ineffectiveness was recorded in the Consolidated Statements of Income for these designated cash flow hedges and all components of each derivative’s gain or loss was included in the assessment of hedge effectiveness.

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

Non Designated Derivatives for the Years Ended December 31, 2008 and 2007 (in millions)

Derivatives Not designated as hedging instruments	Location of Derivative Gain (Loss)	2008	2007
Foreign exchange contracts – forwards	Other expense	$(143)	$(10)
Foreign exchange contracts – options	Other expense	(4)	3

	Total Non Designated Derivatives	$(147)	$(7)

Accumulated Other Comprehensive Loss (“AOCL”)

The following table provides a summary of the activity associated with all of our designated cash flow hedges (interest rate and foreign currency) reflected in AOCL for the three years ended December 31, 2008 (in millions):

	Year Ended December 31,
	2008	2007	2006
Beginning balance, net of tax	$—	$1	$1
Changes in fair value gain (loss)	1	4	(1)
Reclass to earnings	(1)	(5)	1

Ending balance, net of tax	$—	$—	$1

Fair Value of Financial Assets and Liabilities

As discussed in Note 1 – Summary of Significant Accounting Policies, we adopted FAS 157 on January 1, 2008, which among other things, requires enhanced disclosures about assets and liabilities measured at fair value on a recurring basis. Our adoption of FAS 157 was limited to financial assets and liabilities, which primarily relate to our derivative contracts.

FAS 157 includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions.

The fair value hierarchy consists of the following three levels:

•	Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities.

•

Level 2 – Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

•	Level 3 – Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following table represents our assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 and the basis for that measurement (in millions):

	Total Fair Value Measurement December 31, 2008	Quoted Prices in Active Markets for Identical Asset (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivative Assets	$92	$—	$92	$—

Derivative Liabilities	$134	$—	$134	$—

We utilize the income approach to measure fair value for our derivative assets and liabilities. The income approach uses pricing models that rely on market observable inputs such as yield curves, currency exchange rates and forward prices, and therefore are classified as Level 2.

The estimated fair values of our other financial assets and liabilities not measured at fair value on a recurring basis at December 31, 2008 and 2007 were as follows (in millions):

	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$1,229	$1,229	$1,099	$1,099
Accounts receivable, net	2,184	2,184	2,457	2,457
Short-term debt	1,610	1,593	525	525
Long-term debt	6,774	5,918	6,939	7,176
Liability to subsidiary trust issuing preferred securities	648	555	632	632

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

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

Note 14 – Employee Benefit Plans

We sponsor numerous pension and other post-retirement benefit plans, primarily retiree health, in our U.S. and international operations. December 31 is the measurement date for all of our other post-retirement benefit plans, including all of our domestic plans. Refer to Note 1 – “New Accounting Standards and Accounting Changes” for further information regarding recent accounting changes for our benefit plans. Information regarding our benefit plans is presented below (in millions):

	Pension Benefits		Retiree Health
	2008	2007	2008	2007
Change in Benefit Obligation
Benefit obligation, January 1	$10,458	$10,467	$1,501	$1,592
Service cost	209	237	14	17
Interest cost	(5)	578	84	87
Plan participants’ contributions	13	12	31	20
Plan amendments	1	11	(219)	—
Actuarial gain	(550)	(508)	(251)	(114)
Acquisitions	20	—	—	—
Currency exchange rate changes	(1,090)	331	(23)	21
Curtailments	3	(1)	—	—
Benefits paid/settlements	(657)	(669)	(135)	(122)
Other *	93	—	—	—

Benefit obligation, December 31	$8,495	$10,458	$1,002	$1,501

Change in Plan Assets
Fair value of plan assets, January 1	$9,805	$9,217	$—	$—
Actual return on plan assets	(1,527)	667	—	—
Employer contribution	299	298	105	102
Plan participants’ contributions	13	12	30	20
Acquisitions	20	—	—	—
Currency exchange rate changes	(1,049)	280	—	—
Benefits paid/settlements	(657)	(669)	(135)	(122)
Other *	19	—	—	—

Fair value of plan assets, December 31	$6,923	$9,805	$—	$—

Net funded status (including under-funded and non-funded plans) at December 31	$(1,572)	$(653)	$(1,002)	$(1,501)

Amounts recognized in the Consolidated Balance Sheets:
Other long-term assets	$61	$322	$—	$—
Accrued compensation and benefit costs	(48)	(48)	(106)	(105)
Pension and other benefit liabilities	(1,585)	(927)	—	—
Post-retirement medical benefits	—	—	(896)	(1,396)

Net amounts recognized	$(1,572)	$(653)	$(1,002)	$(1,501)

*	Other reflects adjustments associated with the change in measurement dates for several European countries as required by FAS 158. See Note 1 – Summary of Significant Accounting Policies for additional information.

The pre-tax amounts recognized in Accumulated other comprehensive (income) loss consist of (in millions):

	Pension Benefits		Retiree Health
	2008	2007	2008	2007
Net actuarial loss (gain)	$1,818	$1,032	$(85)	$169
Prior service (credit) cost	(192)	(212)	(186)	11

Total	$1,626	$820	$(271)	$180

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

The accumulated benefit obligation for all defined benefit pension plans was $7,902 and $9,748 at December 31, 2008 and 2007, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets is presented below (in millions):

	2008	2007
Aggregate projected benefit obligation	$5,374	$1,193
Aggregate accumulated benefit obligation	5,051	1,109
Aggregate fair value of plan assets	3,821	399

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

	Pension Benefits			Retiree Health
(in millions)	2008	2007	2006	2008	2007	2006
Components of Net Periodic Benefit Cost
Service cost	$209	$237	$244	$14	$17	$19
Interest cost(1)	(5)	578	732	84	87	92
Expected return on plan assets(2)	(80)	(668)	(802)	—	—	—
Recognized net actuarial loss	36	75	104	—	10	19
Amortization of prior service credit	(20)	(20)	(16)	(21)	(12)	(13)
Recognized curtailment/settlement loss	34	33	93	—	—	—

Net periodic defined benefit cost	174	235	355	77	102	117
Defined contribution plans	80	80	70	—	—	—

Total Net Periodic Benefit Costs	$254	$315	$425	$77	$102	$117

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:
Net actuarial loss (gain)	1,062	(499)		(244)	(114)
Prior service cost (credit)	1	5		(219)	—
Amortization of net actuarial (loss) gain	(70)	(108)		—	(10)
Amortization of prior service (cost) credit	20	20		21	12

Total recognized in other comprehensive income(3)	1,013	(582)		(442)	(112)

Total Recognized in Net Periodic Benefit Cost and Other Comprehensive Income	$1,267	$(267)		$(365)	$(10)

(1)

Interest cost includes interest expense on non-TRA obligations of $408, $374, and $340 and interest expense (income) directly allocated to TRA participant accounts of $(413), $204, and $392 for the years ended December 31, 2008, 2007 and 2006, respectively.

(2)

Expected return on plan assets includes expected investment income on non-TRA assets of $493, $464, and $410 and actual investment income (expense) on TRA assets of $(413), $204, and $392 for the years ended December 31, 2008, 2007 and 2006, respectively.

(3)

Amount represents the pre-tax effect included within other comprehensive income. The net of tax amount and effect of translation adjustments as well as our share of Fuji Xerox benefit plan changes are included within the Consolidated Statements of Common Shareholders’ Equity. The net after-tax loss (gain) included in other comprehensive (loss) income for the two years ended December 31, 2008 was $286 and $(382), respectively.

The net actuarial loss and prior service credit for the defined benefit pension plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $20 and $(20), respectively. The net actuarial loss and prior service credit for the retiree health benefit plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are less than $1 and $(42) respectively.

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

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

Plan Amendment

In October 2008, we amended our domestic retiree health benefit plan to eliminate the subsidy currently paid to current and future Medicare-eligible retirees effective January 1, 2010. The amendment resulted in a net decrease of approximately $225 in the benefit obligation and a corresponding after-tax increase to shareholders equity. The amendment is also expected to decrease pre-tax net retiree health benefit expense by approximately $50 in 2009. Retiree health expense may also be impacted by other factors, including but not limited to changes in the discount rate and health care costs in the future.

Plan Assets

Current Allocation and Investment Targets

As of the 2008 and 2007 measurement dates, the global pension plan assets were $6.9 billion and $9.8 billion, respectively. These assets were invested among several asset classes. None of the investments include debt or equity securities of Xerox Corporation. The amount and percentage of assets invested in each asset class as of December 31, 2008 and 2007 is shown below:

	Asset Value		Percentage of Total Assets
(in millions)	2008	2007	2008	2007
Asset Category
Equity securities	$3,042	$5,060	44%	52%
Debt securities	3,296	3,973	47	40
Real estate	465	720	7	7
Other	120	52	2	1

Total	$6,923	$9,805	100%	100%

Our pension plan assets at December 31, 2008, were as follows: U.S. $3.2 billion; U.K. $2.2 billion; Canada $0.4 billion and Other $1.1 billion.

Investment strategy: The target asset allocations for our worldwide plans for 2008 were 50% invested in equities, 42% invested in fixed income, 7% invested in real estate and 1% invested in Other. The target asset allocations for our worldwide plans for 2007 were 50% invested in equities, 42% invested in fixed income, 7% invested in real estate and 1% invested in Other.

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

Expected long-term rate of return: We employ a “building block” approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term relationships between equities and fixed income are assessed. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established giving consideration to investment diversification and rebalancing. Peer data and historical returns are reviewed periodically to assess reasonableness and appropriateness.

Contributions: We expect to contribute approximately $108 to our worldwide defined benefit pension plans and approximately $105 to our retiree health benefit plans in 2009. The 2009 expected pension plan contributions do not include any planned contribution for our domestic tax-qualified defined benefit plans because none are required due to the availability of a credit balance which results from funding prior to 2008 in excess of minimum requirements. This credit balance can be utilized in lieu of any 2009 pension contributions. However, once the January 1, 2009 actuarial valuations and projected results as of the end of the 2009 measurement year are available, the desirability of additional contributions will be reassessed. Based on these results, we may voluntarily decide to contribute to these plans. In 2008 and 2007, after making this assessment, we contributed $165 and $158, respectively, to our domestic tax qualified plans to make them 100% funded on a current liability basis under the ERISA funding rules.

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

Estimated future benefit payments: The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid during the following years (in millions):

	Pension Benefits	Retiree Health
2009	$557	$105
2010	606	99
2011	603	99
2012	636	98
2013	633	97
Years 2014-2018	3,300	445

Assumptions

Weighted-average assumptions used to determine benefit obligations at the plan measurement dates:

	Pension Benefits			Retiree Health
	2008	2007	2006	2008		2007		2006
Discount rate	6.3%	5.9%	5.3%	6.3%		6.2%		5.8%
Rate of compensation increase	3.9	4.1	4.1	—	(1)	—	(1)	—	(1)

(1)	Rate of compensation increase is not applicable to the retiree health benefits as compensation levels do not impact earned benefits.

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

	Pension Benefits				Retiree Health
	2009	2008	2007	2006	2009		2008		2007		2006
Discount rate	6.3%	5.9%	5.3%	5.2%	6.3%		6.2%		5.8%		5.6%
Expected return on plan assets	7.4	7.6	7.6	7.8	—	(1)	—	(1)	—	(1)	—	(1)
Rate of compensation increase	3.9	4.1	4.1	3.9	—	(2)	—	(2)	—	(2)	—	(2)

(1)	Expected return on plan assets is not applicable to retiree health benefits as these plans are not funded.
(2)	Rate of compensation increase is not applicable to retiree health benefits as compensation levels do not impact earned benefits.

Assumed health care cost trend rates at December 31,

	2008	2007
Health care cost trend rate assumed for next year	9.4%	10.4%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2013	2013

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage- point change in assumed health care cost trend rates would have the following effects (in millions):

	One-percentage-point increase	One-percentage-point decrease
Effect on total service and interest cost components	$6	$(5)
Effect on post-retirement benefit obligation	68	(61)

Note 15 – Income and Other Taxes

(Loss) income before income taxes for the three years ended December 31, 2008 were as follows (in millions):

	2008	2007	2006
Domestic (loss) income	$(662)	$667	$429
Foreign income	548	771	379

(Loss) income before income taxes	$(114)	$1,438	$808

(Benefits) provisions for income taxes for the three years ended December 31, 2008 were as follows (in millions):

	2008	2007	2006
Federal income taxes
Current	$(26)	$30	$(448)
Deferred	(285)	92	94
Foreign income taxes
Current	118	144	50
Deferred	4	120	(9)
State income taxes
Current	1	2	11
Deferred	(43)	12	14

Total	$(231)	$400	$(288)

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

A reconciliation of the U.S. federal statutory income tax rate to the consolidated effective income tax rate for the three years ended December 31, 2008 was as follows:

	2008	2007	2006
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Nondeductible expenses	(13.5)	0.9	1.4
Effect of tax law changes	11.1	1.1	(1.8)
Change in valuation allowance for deferred tax assets	(14.6)	1.0	1.4
State taxes, net of federal benefit	25.4	1.3	1.8
Audit and other tax return adjustments	58.5	(4.2)	(62.5)
Tax-exempt income	5.9	(0.6)	(0.9)
Other foreign, including earnings taxed at different rates	103.2	(7.4)	(10.5)
Other	(8.4)	0.7	0.5

Effective income tax rate	202.6%	27.8%	(35.6)%

On a consolidated basis, we paid a total of $194, $104, and $76 in income taxes to federal, foreign and state jurisdictions during the three years ended December 31, 2008, 2007 and 2006, respectively.

Total income tax (benefit) expense for the three years ended December 31, 2008 was allocated as follows (in millions):

	2008	2007	2006
Pre-tax income	$(231)	$400	$(288)
Common shareholders’ equity:
Defined benefit plans/minimum pension liability	(183)	222	(432)
Stock option and incentive plans, net	(2)	(22)	(25)
Translation adjustments and other	10	24	(9)

Total	$(406)	$624	$(754)

Unrecognized Tax Benefits and Audit Resolutions

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

Due to the extensive geographical scope of our operations, we are subject to ongoing tax examinations in numerous jurisdictions. Accordingly, we may record incremental tax expense based upon the more-likely-than-not outcomes of any uncertain tax positions. In addition, when applicable, we adjust the previously recorded tax expense to reflect examination results when the position is effectively settled. Our ongoing assessments of the more-likely-than-not outcomes of the examinations and related tax positions require judgment and can increase or decrease our effective tax rate, as well as impact our operating results. The specific timing of when the resolution of each tax position will be reached is uncertain. As of December 31, 2008, we do not believe that there are any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

	2008	2007
Balance at January 1	$303	$287
Additions from acquisitions	—	4
Additions related to current year	12	33
Additions related to prior years positions	13	78
Reductions related to prior years positions	(65)	(33)
Settlements with taxing authorities (1)	(28)	(66)
Reductions related to lapse of statute of limitations	(45)	(14)
Currency	(20)	14

Balance at December 31	$170	$303

(1)	Majority of settlements did not result in the utilization of cash.

Included in the balance at December 31, 2008 and 2007 are $67 and $137, respectively, of tax positions that are highly certain of realizability but for which there is uncertainty about the timing or may be reduced through an indirect benefit from other taxing jurisdictions. Because of the impact of deferred tax accounting, other than for the possible incurrence of interest and penalties, the disallowance of these positions would not affect the annual effective tax rate.

We have filed claims in certain jurisdictions to assert our position should the law be clarified by judicial means. At this point in time, we believe it is unlikely that we will receive any benefit from these types of claims but we will continue to analyze as the issues develop. Accordingly, we have not included any benefit for these types of claims in the amount of unrecognized tax benefits.

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

We recognized interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within income tax expense. We had $22 and $23 accrued for the payment of interest and penalties associated with unrecognized tax benefits at December 31, 2008 and 2007, respectively.

We file income tax returns in the U.S. federal jurisdiction and various foreign jurisdictions. In the U.S. we are no longer subject to U.S. federal income tax examinations by tax authorities for years before 2007. With respect to our major foreign jurisdictions, we are no longer subject to tax examinations by tax authorities before 2000.

Audit Resolution

In 2006, we recognized an income tax benefits of $472 from the favorable resolution of certain tax issues associated with the finalization of our 1999-2003 Internal Revenue Service (“IRS”) audit as well as an income tax benefits of $46 related to the favorable resolution of certain tax matters associated with the finalization of foreign tax audits. The recorded benefits did not result in a significant cash refund, but it did increase tax credit carryforwards and reduced taxes otherwise potentially due.

Deferred Income Taxes

In substantially all instances, deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries and other foreign investments carried at equity. The amount of such earnings included in consolidated retained earnings at December 31, 2008 was approximately $7.5 billion. These earnings have been indefinitely reinvested and we currently do not plan to initiate any action that would precipitate the payment of income taxes thereon. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings. Our 2001 sale of half of our ownership interest in Fuji Xerox resulted in our investment no longer qualifying as a foreign corporate joint venture. Accordingly, deferred taxes are required to be provided on the undistributed earnings of Fuji Xerox, arising subsequent to such date, as we no longer have the ability to ensure indefinite reinvestment.

The tax effects of temporary differences that give rise to significant portions of the deferred taxes at December 31, 2008 and 2007 were as follows (in millions):

	2008	2007
Tax effect of future tax deductions
Research and development	$930	$895
Post-retirement medical benefits	392	577
Depreciation	249	292
Net operating losses	486	576
Other operating reserves	249	216
Tax credit carryforwards	552	434
Deferred compensation	248	249
Allowance for doubtful accounts	84	100
Restructuring reserves	88	15
Pension	373	58
Other	182	181

	3,833	3,593
Valuation allowance	(628)	(747)

Total	$3,205	$2,846

Tax effect of future taxable income
Unearned income and installment sales	$(1,119)	$(1,283)
Intangibles and goodwill	(160)	(142)
Other	(53)	(40)

Total	(1,332)	(1,465)

Total deferred taxes, net	$1,873	$1,381

The above amounts are classified as current or long-term in the Consolidated Balance Sheets in accordance with the asset or liability to which they relate or, when applicable, based on the expected timing of the reversal. Current deferred tax assets at December 31, 2008 and 2007 amounted to $305 and $200, respectively.

The deferred tax assets for the respective periods were assessed for recoverability and, where applicable, a valuation allowance was recorded to reduce the total deferred tax asset to an amount that will, more-likely-than-not, be realized in the future. The net change in the total valuation allowance for the years ended December 31, 2008 and 2007 was a decrease of $119 and an increase of $100, respectively. The valuation allowance relates primarily to certain net operating loss carryforwards, tax credit carryforwards and deductible temporary differences for which we have concluded it is more-likely-than-not that these items will not be realized in the ordinary course of operations.

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

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

At December 31, 2008, we had tax credit carryforwards of $552 available to offset future income taxes, of which $213 are available to carryforward indefinitely while the remaining $339 will begin to expire, if not utilized, in 2009. We also had net operating loss carryforwards for income tax purposes of $345 that will expire in 2009 through 2024, if not utilized, and $2.3 billion available to offset future taxable income indefinitely.

Note 16 – Contingencies

Brazil Tax and Labor Contingencies

Our Brazilian operations are involved in various litigation matters and have received or been the subject of numerous governmental assessments related to indirect and other taxes as well as disputes associated with former employees and contract labor. The tax matters, which comprise a significant portion of the total contingencies, principally relate to claims for taxes on the internal transfer of inventory, municipal service taxes on rentals and gross revenue taxes. We are disputing these tax matters and intend to vigorously defend our position. Based on the opinion of legal counsel and current reserves for those matters deemed probable of loss, we do not believe that the ultimate resolution of these matters will materially impact our results of operations, financial position or cash flows. The labor matters principally relate to claims made by former employees and contract labor for the equivalent payment of all social security and other related labor benefits, as well as consequential tax claims, as if they were regular employees. Following our assessment of the most recent trend in the outcomes of these matters, we reassessed the probable estimated loss and, as a result, recorded an additional reserve of $36 in 2008. As of December 31, 2008, the total amounts related to the unreserved portion of the tax and labor contingencies, inclusive of any related interest, amounted to approximately $839, with the decrease from December 31, 2007 balance of $1.1 billion primarily related to currency partially offset by the additional reserve. In connection with the above proceedings, customary local regulations may require us to make escrow cash deposits or post other security of up to half of the total amount in dispute. As of December 31, 2008 we had $167 of escrow cash deposits for matters we are disputing and there are liens on certain Brazilian assets with a net book value of $30 and additional letters of credit of approximately $88. Generally, any escrowed amounts would be refundable and any liens would be removed to the extent the matters are resolved in our favor. We routinely assess all these matters as to probability of ultimately incurring a liability against our Brazilian operations and record our best estimate of the ultimate loss in situations where we assess the likelihood of an ultimate loss as probable.

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

The following is a summary of significant developments in litigation matters:

•	Carlson v. Xerox Corporation, et al. – settlement reached, approved by the district court and paid.

•	In re Xerox Corp. ERISA Litigation – settlement reached and preliminary court approval granted.

•	Florida State Board of Administration, et al v. Xerox Corporation, et al. – settlement reached and paid.

•	National Union Fire Insurance Company v. Xerox Corporation, et al. – settlement reached and payment made to Xerox.

•	Digwamaje et al. v. IBM et al. – amended complaint drops Xerox as a defendant.

•	Warren, et al. v. Xerox Corporation – settlement received final court approval and was paid.

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

Litigation Against the Company

In re Xerox Corporation Securities Litigation: A consolidated securities law action (consisting of 17 cases) is pending in the United States District Court for the District of Connecticut. Defendants are the Company, Barry Romeril, Paul Allaire and G. Richard Thoman. The consolidated action is a class action on behalf of all persons and entities who purchased Xerox Corporation common stock during the period October 22, 1998 through October 7, 1999 inclusive (“Class Period”) and who suffered a loss as a result of misrepresentations or omissions by Defendants as alleged by Plaintiffs (the “Class”). The Class alleges that in violation of Section 10(b) and/or 20(a) of the Securities Exchange Act of 1934, as amended (“1934 Act”), and SEC Rule 10b-5 thereunder, each of the defendants is liable as a participant in a fraudulent scheme and course of business that operated as a fraud or deceit on purchasers of the Company’s common stock during the Class Period by disseminating materially false and misleading statements and/or concealing material facts relating to the defendants’ alleged failure to disclose the material negative impact that the April 1998 restructuring had on the Company’s operations and revenues. The complaint further alleges that the alleged scheme: (i) deceived the investing public regarding the economic capabilities, sales proficiencies, growth, operations and the intrinsic value of the Company’s common stock; (ii) allowed several corporate insiders, such as the named individual defendants, to sell shares of privately held common stock of the Company while in possession of materially adverse, non-public information; and (iii) caused the individual plaintiffs and the other members of the purported class to purchase common stock of the Company at inflated prices. The complaint seeks unspecified compensatory damages in favor of the plaintiffs and the other members of the purported class against all defendants, jointly and severally, for all damages sustained as a result of defendants’ alleged wrongdoing, including interest thereon, together with reasonable costs and expenses incurred in the action, including counsel fees and expert fees. In 2001, the Court denied the defendants’ motion for dismissal of the complaint. The plaintiffs’ motion for class certification was denied by the Court in 2006, without prejudice to refiling. In February 2007, the Court granted the motion of the International Brotherhood of Electrical Workers Welfare Fund of Local Union No. 164, Robert W. Roten, Robert Agius (“Agius”) and Georgia Stanley to appoint them as additional lead plaintiffs. In July 2007, the Court denied plaintiffs’ renewed motion for class certification, without prejudice to renewal after the Court holds a pre-filing conference to identify factual disputes the Court will be required to resolve in ruling on the motion. After that conference and Agius’s withdrawal as lead plaintiff and proposed class representative, in February 2008 plaintiffs filed a second renewed motion for class certification. In April 2008, Defendants filed their response and motion to disqualify Milberg LLP as a lead counsel. On September 30, 2008, the Court entered an order certifying the class and denying the appointment of Milberg LLP as a lead counsel. The parties have filed motions to exclude certain expert testimony. Briefing with respect to those motions is complete. The Court has not yet rendered a decision. On November 6, 2008, the defendants filed a motion for summary judgment, which has not yet been fully briefed. The individual defendants and we deny any wrongdoing and are vigorously defending the action. In the course of litigation, we periodically engage in discussions with plaintiffs’ counsel for possible resolution of this matter. Should developments cause a change in our determination as to an unfavorable outcome, or result in a final adverse judgment or a settlement for a significant amount, there could be a material adverse effect on our results of operations, cash flows and financial position in the period in which such change in determination, judgment or settlement occurs.

Carlson v. Xerox Corporation, et al.: A consolidated securities law action (consisting of 21 cases) was pending in the United States District Court for the District of Connecticut against the Company, KPMG and Paul A. Allaire, G. Richard Thoman, Anne M. Mulcahy, Barry D. Romeril, Gregory Tayler and Philip Fishbach. Plaintiffs purported to bring this case as a class action on behalf of a class consisting of all persons and/or entities who purchased Xerox common stock and/or bonds during the period between February 17, 1998 through June 28, 2002 and who were purportedly damaged thereby (“Class”). Two claims were asserted: one alleging that each of the Company, KPMG, and the individual defendants violated Section 10(b) of the 1934 Act and SEC Rule 10b-5 thereunder; and the other alleging that the individual defendants are also liable as “controlling persons” of the Company pursuant to Section 20(a) of the 1934 Act. Plaintiffs claimed that the defendants participated in a fraudulent scheme that operated as a fraud and deceit on purchasers of the Company’s common stock and bonds by disseminating materially false and misleading statements and/or concealing material adverse facts relating to various of the Company’s accounting and reporting practices and financial condition. The plaintiffs further alleged that this scheme deceived the investing public regarding the true state of the Company’s financial condition and caused the plaintiffs and other members of the purported Class to purchase the Company’s common stock and bonds at artificially inflated prices. On March 27, 2008, the Court granted preliminary approval of an agreement to settle this case, pursuant to which the Company agreed to make cash payments totaling $670 and KPMG agreed to make cash payments totaling $80. The individual defendants and the Company did not admit any wrongdoing as a part of the settlement. On January 15, 2009, the Court entered an order and final judgment approving the settlement, awarding attorneys’ fees and expenses, and dismissing the action with prejudice. The Company’s portion of the settlement amount has been paid. On February 9, 2009, three class members filed a notice of appeal of the Court’s January 15, 2009 order and final judgement and ruling on motion for award of attorneys fees.

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

In Re Xerox Corp. ERISA Litigation: On July 1, 2002, a class action complaint captioned Patti v. Xerox Corp. et al. was filed in the United States District Court for the District of Connecticut (Hartford) alleging violations of the ERISA. Four additional class actions were subsequently filed, and the five actions were consolidated as In Re Xerox Corporation ERISA Litigation. The purported class includes all persons who invested or maintained investments in the Xerox Stock Fund in the Xerox 401(k) Plans (either salaried or union) during the proposed class period, May 12, 1997 through November 15, 2002, and allegedly exceeds 50,000 persons. The defendants include Xerox Corporation and the following individuals or groups of individuals during the proposed class period: the Plan Administrator, the Board of Directors, the Fiduciary Investment Review Committee, the Joint Administrative Board, the Finance Committee of the Board of Directors, and the Treasurer. The complaint alleges that the defendants breached their fiduciary duties under ERISA to protect the Plan’s assets and act in the interest of Plan participants. Specifically, plaintiffs allege that the defendants failed to provide accurate and complete material information to participants concerning Xerox stock, including accounting practices which allegedly artificially inflated the value of the stock, and misled participants regarding the soundness of the stock and the prudence of investing their retirement assets in Xerox stock. The plaintiffs filed a Second Consolidated Amended Complaint, alleging that some or all defendants breached their ERISA fiduciary duties during 1997-2002 by (1) maintaining the Xerox Stock Fund as an investment option under the Plan; (2) failing to monitor the conduct of Plan fiduciaries; and (3) misleading Plan participants about Xerox stock as an investment option under the Plans. The complaint does not specify the amount of damages sought, but demands that the losses to the Plans be restored, which it describes as “millions of dollars.” It also seeks other legal and equitable relief, as appropriate, to remedy the alleged breaches of fiduciary duty, as well as interest, costs and attorneys’ fees. On January 28, 2009. the Court granted preliminary approval of an agreement to settle this case, the terms of which are within the amount previously reserved by the Company for this matter. The Company and the other defendants do not admit any wrongdoing as a part of the settlement, which is subject to final Court approval and other conditions. A fairness hearing has been scheduled for April 13, 2009.

Digwamaje et al. v. IBM et al.: A purported class action was filed in the United States District Court for the Southern District of New York on September 27, 2002. Service of the complaint on the Company was deemed effective as of December 6, 2002. The purported class includes all persons who lived in South Africa at any time from 1948 until the present and purportedly suffered damages as a result of human rights violations and crimes against humanity through the system of apartheid. The defendants included the Company and a number of other corporate defendants who were accused of providing material assistance to the apartheid government in South Africa from 1948 to 1994, by engaging in commerce in South Africa and with the South African government and by employing forced labor, thereby violating both international and common law. Specifically, plaintiffs claimed violations of the Alien Tort Claims Act, the Torture Victims Protection Act and RICO. They also asserted human rights violations and crimes against humanity. Plaintiffs sought compensatory damages in excess of $200 billion and punitive damages in excess of $200 billion. On October 27, 2008, plaintiffs filed an amended complaint that did not name the Company as a defendant, so the Company is no longer a party to the action.

Arbitration between MPI Technologies, Inc. and MPI Tech S.A. and Xerox Canada Ltd. and Xerox Corporation: In an arbitration proceeding the hearing of which commenced in January 2005, MPI Technologies, Inc. and MPI Tech S.A. (collectively “MPI”) sought damages from the Company and Xerox Canada Ltd. (“XCL”) for royalties owed under a license agreement between MPI and XCL (the “Agreement”) and breach of fiduciary duty, breach of confidence, equitable royalties and punitive damages and disgorgement of profits and injunctive relief with respect to a claim of copyright infringement. In September 2005, the arbitration panel rendered its decision, holding in part that the Agreement had been assigned to Xerox and that no punitive damages should be granted, and awarded MPI approximately $89, plus interest thereon. In December 2005, the arbitration panel rendered its decision on the applicable rate of pre-judgment interest resulting in an award of $13 for pre- and post-judgment interest. In 2006, Xerox’s application for judicial review of the award, seeking to have the award set aside in its entirety, was denied by the Ontario Superior Court in Toronto and Xerox released all monies and software it had placed in escrow. In January 2007, Xerox and XCL served an arbitration claim against MPI seeking a declaratory award concerning the preclusive effect of the remedy awarded by the prior arbitration panel. In March 2007, MPI delivered to Xerox a statement of defense and counterclaim in response to Xerox’s arbitration claim. MPI claims entitlement to an unspecified amount of damages for royalties. In addition, MPI claims damages of $50 for alleged “misuse” of its licensed software by Xerox after December 2006. MPI also claims entitlement to unspecified amounts of pre and post-judgment interest and its costs of the arbitration. A panel of three arbitrators has been appointed to hear the dispute. The panel heard oral arguments relating to preliminary dispositive motions on May 20-21, 2008. The panel’s decision was released on August 28, 2008, in which the panel determined that MPI is precluded from advancing certain claims to royalties in respect of Xerox’s Version 8 software and its derivatives, but that

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

certain other claims being advanced by MPI are not precluded. A hearing relating to most of the issues raised in the current arbitration, other than damages issues relating to one of MPI’s claims that has been bifurcated, is expected to take place in October 2009. Should developments cause a change in our determination as to an unfavorable outcome, or result in a final adverse judgment or a settlement for a significant amount, there could be a material adverse effect on our results of operations, cash flows and financial position in the period in which such change in determination, judgment or settlement occurs. Based on the present stage of the proceeding, it is not possible to estimate the amount of any material loss or range of material loss that might result from any of the claims advanced in such counterclaim.

Warren, et al. v. Xerox Corporation: On March 11, 2004, the United States District Court for the Eastern District of New York entered an order certifying a nationwide class of all black salespersons employed by Xerox from February 1, 1997 to the present under Title VII of the Civil Rights Act of 1964, as amended, and the Civil Rights Act of 1871. The suit was commenced on May 9, 2001 by six black sales representatives. The plaintiffs alleged that Xerox had engaged in a pattern or practice of race discrimination against them and other black sales representatives by assigning them to less desirable sales territories, denying them promotional opportunities, and paying them less than their white counterparts. Although the complaint did not specify the amount of damages sought, plaintiffs sought, on behalf of themselves and the classes they sought to represent, front and back pay, compensatory and punitive damages, and attorneys’ fees. A settlement agreement was reached, the terms of which are not material to Xerox. On September 22, 2008, an Order and Judgment of Final Approval of the Settlement was entered. The Company denies any wrongdoing as part of the settlement. The period for appeal has expired and the settlement is now final.

Other Matters

It is our policy to promptly and carefully investigate, often with the assistance of outside advisers, allegations of impropriety that may come to our attention. If the allegations are substantiated, appropriate prompt remedial action is taken. When and where appropriate, we report such matters to the U.S. Department of Justice and to the SEC, and/or make public disclosure.

India: In recent years we became aware of a number of matters at our Indian subsidiary, Xerox India Ltd. (formerly Xerox Modicorp Ltd.), that occurred over a period of several years, much of which occurred before we obtained majority ownership of these operations in mid-1999. These matters include misappropriations of funds and payments to other companies that may have been inaccurately recorded on the subsidiary’s books and certain alleged improper payments in connection with sales to government customers. These transactions were not material to the Company’s financial statements. We reported these transactions to the Indian authorities, the U.S. Department of Justice (“DOJ”) and to the SEC. In 2005, the private Indian investigator engaged by the Indian Ministry of Company Affairs completed an investigation of these matters and issued a report (“Report”). A copy of the Report was provided to our Indian subsidiary, which was asked by the Indian Ministry of Company Affairs to comment on the Report. The Report addresses the previously disclosed misappropriation of funds and alleged improper payments and includes allegations that Xerox India Ltd.’s senior officials and the Company were aware of such activities. The Report also asserts the need for further investigation into potential criminal acts related to the improper activities addressed by the Report. The matter is now pending in the Indian Ministry of Company Affairs. The Company reported these developments and made a copy of the Report received by Xerox India Ltd. available to the DOJ and the SEC.

On November 17, 2005, Xerox India Ltd. filed its reply with the Ministry of Company Affairs (or “MCA”). Xerox sent copies of the reply to the SEC and DOJ in the United States. In its reply, Xerox India Ltd. argued that the alleged violations of Indian Company Law by means of alleged improper payments and alleged defaults/failures of the Xerox India Ltd. board of directors were generally unsubstantiated and without any basis in law. Further, Xerox India Ltd. stated that the Report’s findings of other alleged violations were unsubstantiated and unproven. The MCA will consider our reply and will let us know their conclusions. There is the possibility of fines or criminal penalties if conclusive proof of wrongdoing is found. We have told the MCA that Xerox’s conduct in voluntarily disclosing the initial information and readily and willingly submitting to investigation, coupled with the non-availability of earlier records, warrants complete closure and early settlement. In January 2006, we learned that the MCA had issued a “Show Cause Notice” to certain former executives of Xerox India Ltd. seeking a response to allegations of potential violations of the Indian Companies Act. We also learned that Xerox India Ltd. had received a formal Notice of Enquiry from the Indian Monopolies & Restrictive Trade Practices Commission (“MRTP Commission”) alleging that Xerox India Ltd. committed unfair trading practices arising from the events described in the Report. Xerox India Ltd. filed its reply to the Notice of Enquiry and the investigating officer subsequently filed his response to our reply. At a hearing in August 2007, Xerox India Ltd. argued that the Enquiry is not maintainable under the Commission’s jurisdiction. The issue of maintainability of the Notice of Enquiry has been framed as the preliminary issue, which was argued in hearings held on November 17, 2008 and February 3, 2009; the matter is now fixed for further arguments on April 17, 2009. Our Indian subsidiary is contesting the Notice of Enquiry and has been fully cooperating with the authorities.

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

Other Contingencies

Guarantees, Indemnifications and Warranty Liabilities

Guarantees and claims arise during the ordinary course of business from relationships with suppliers, customers and nonconsolidated affiliates when the Company undertakes an obligation to guarantee the performance of others if specified triggering events occur. Nonperformance under a contract could trigger an obligation of the Company. These potential claims include actions based upon alleged exposures to products, real estate, intellectual property such as patents, environmental matters, and other indemnifications. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these claims. However, while the ultimate liabilities resulting from such claims may be significant to results of operations in the period recognized, management does not anticipate they will have a material adverse effect on the Company’s consolidated financial position or liquidity. As of December 31, 2008, we have accrued our estimate of liability incurred under our indemnification arrangements and guarantees.

Indemnifications Provided as Part of Contracts and Agreements

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

Indemnification of Officers and Directors

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

Product Warranty Liabilities

In connection with our normal sales of equipment, including those under sales-type leases, we generally do not issue product warranties. Our arrangements typically involve a separate full service maintenance agreement with the customer. The agreements generally extend over a period equivalent to the lease term or the expected useful life under a cash sale. The service agreements involve the payment of fees in return for our performance of repairs and maintenance. As a consequence, we do not have any significant product warranty obligations including any obligations under customer satisfaction programs. In a few circumstances, particularly in certain cash sales, we may issue a limited product warranty if negotiated by the customer. We also issue warranties for certain of our lower-end products in the Office segment, where full service maintenance agreements are not available. In these instances, we record warranty obligations at the time of the sale. Aggregate product warranty liability expenses for

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

the three years ended December 31, 2008 were $39, $40 and $43, respectively. Total product warranty liabilities as of December 31, 2008 and 2007 were $27 and $26, respectively.

Note 17 – Shareholders’ Equity

Preferred Stock

As of December 31, 2008, we had no preferred stock shares or preferred stock purchase rights outstanding. We are authorized to issue approximately 22 million shares of cumulative preferred stock, $1.00 par value.

Common Stock

We have 1.75 billion authorized shares of common stock, $1 par value. At December 31, 2008, 90 million shares were reserved for issuance under our incentive compensation plans, 48 million shares were reserved for debt to equity exchanges and 2 million shares were reserved for the conversion of convertible debt.

Stock-Based Compensation

We have a long-term incentive plan whereby eligible employees may be granted restricted stock units (“RSUs”), performance shares (“PSs”) and non-qualified stock options.

We grant PSs and RSUs in order to continue to attract and retain employees and to better align employee interest with those of our shareholders. Each of these awards is subject to settlement with newly issued shares of our common stock. At December 31, 2008 and 2007, 15 million and 19 million shares, respectively, were available for grant of awards.

Stock-based compensation expense for the three years ended December 31, 2008 was as follows (in millions):

	2008	2007	2006
Stock-based compensation expense, pre-tax	$85	$89	$64
Stock-based compensation expense, net of tax	52	55	39

Restricted stock units: Compensation expense is based upon the grant date market price and is recorded over the vesting period. RSU awards vest three years from the date of the grant. A summary of the activity for RSUs as of December 31, 2008, 2007 and 2006, and changes during the years then ended, is presented below (shares in thousands):

	2008		2007		2006
Nonvested Restricted Stock Units	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1	11,696	$16.78	8,635	$15.71	5,491	$15.69
Granted	5,923	13.63	4,444	18.17	4,256	15.18
Vested	(3,350)	16.92	(935)	13.65	(686)	13.70
Cancelled	(232)	15.98	(448)	16.42	(426)	13.45

Outstanding at December 31	14,037	$15.43	11,696	$16.78	8,635	$15.71

At December 31, 2008, the aggregate intrinsic value of RSUs outstanding was $112. The total intrinsic value of RSUs vested during 2008, 2007 and 2006 was $54, $16 and $10, respectively. The actual tax benefit realized for the tax deductions for vested RSUs totaled $18, $3 and $3 for the years ended December 31, 2008, 2007 and 2006, respectively.

At December 31, 2008, there was $105 of total unrecognized compensation cost related to nonvested RSUs, which is expected to be recognized ratably over a remaining weighted-average contractual term of 1.6 years.

Performance shares: We grant officers and selected executives PSs whose vesting is contingent upon meeting pre-determined Diluted Earnings per Share (“EPS”) and Core Cash Flow from Operations targets. These shares entitle the holder to one share of common stock, payable after a three-year period and the attainment of the stated goals. If the cumulative three-year actual results for EPS and Cash Flow from Operations exceed the stated targets, then the plan participants have the potential to earn additional shares of common stock. This overachievement can not exceed 50% for officers and 25% for non-officers of the original grant.

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

A summary of the activity for PSs as of December 31, 2008, 2007 and 2006, and changes during the years then ended, is presented below (shares in thousands):

	2008		2007		2006
Nonvested Performance Shares	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1	6,585	$16.16	4,571	$15.04	2,052	$14.87
Granted	3,696	13.67	2,160	18.48	2,588	15.17
Vested	(2,734)	14.87	—	—	—	—
Cancelled	(169)	16.05	(146)	15.41	(69)	14.95

Outstanding at December 31	7,378	$15.39	6,585	$16.16	4,571	$15.04

At December 31, 2008, the aggregate intrinsic value of PSs outstanding was $59. The total intrinsic value of PS’s vested during 2008 was $41. The actual tax benefit realized for the tax deductions for vested PS’s totaled $13 for the year ended December 31, 2008.

We account for PSs using fair value determined as of the grant date. If the stated targets are not met, any recognized compensation cost would be reversed. As of December 31, 2008, there was $48 of total unrecognized compensation cost related to nonvested PSs; this cost is expected to be recognized ratably over a remaining weighted-average contractual term of 1.5 years.

Stock options: Stock options generally vest over a period of three years and expire between eight and ten years from the date of grant. We have not issued any new stock options since 2004 and all options currently outstanding are fully vested and exercisable. The following table provides information relating to the status of, and changes in, outstanding stock options for each of the three years ended December 31, 2008 (stock options in thousands):

	2008		2007		2006
Employee Stock Options	Stock Options	Average Option Price	Stock Options	Average Option Price	Stock Options	Average Option Price
Outstanding at January 1	52,424	$19.73	60,480	$18.56	76,307	$19.40
Cancelled/Expired	(6,559)	50.08	(922)	24.18	(5,478)	49.44
Exercised	(680)	8.89	(7,134)	9.22	(10,349)	8.46

Outstanding at December 31	45,185	$15.49	52,424	$19.73	60,480	$18.56

Options outstanding and exercisable at December 31, 2008 were as follows (stock options in thousands):

	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
Range of Exercise Prices
$ 4.75 to $6.98	2,526	2.01	$4.97
7.13 to 10.69	18,493	3.37	9.23
10.72 to 15.27	8,024	2.99	13.68
16.91 to 21.78	11,092	1.00	21.76
25.38 to 27.00	3,536	0.94	26.19
47.50 to 60.44	1,514	1.00	48.00

	45,185

At December 31, 2008, the aggregate intrinsic value of stock options outstanding and exercisable was $8.

Notes to the Consolidated Financial Statements

(Dollars in millions, except per share data and unless otherwise indicated)

The following table provides information relating to stock option exercises for the three years ended December 31, 2008:

(in millions)	2008	2007	2006
Total intrinsic value	$4	$61	$72
Cash received	6	65	82
Tax benefit realized for tax deductions	2	22	25

Treasury Stock

The Board of Directors has cumulatively authorized programs for the repurchase of the Company’s common stock totaling $4.5 billion as of December 31, 2008. The $4.5 billion includes additional authorizations of $1.0 billion in both January and July of 2008.

Through December 31, 2008, we have repurchased a cumulative total of 194.1 million shares at a cost of $2,945 (including associated fees of $4) under these stock repurchase programs.

Note 18 – Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share of common stock for the three years ended December 31, 2008 (shares in thousands):

	2008	2007	2006
Basic Earnings per Share:
Net Income	$230	$1,135	$1,210
Accrued dividends on Series C Mandatory Convertible Preferred Stock	—	—	(29)

Adjusted net income available to common shareholders	$230	$1,135	$1,181

Weighted Average Common Shares Outstanding	885,471	934,903	943,852

Basic Earnings per Share	$0.26	$1.21	$1.25

Diluted Earnings per Share:
Net Income	$230	$1,135	$1,210
Interest on Convertible securities, net	—	1	1

Adjusted net income available to common shareholders	$230	$1,136	$1,211

Weighted Average Common Shares Outstanding	885,471	934,903	943,852
Common shares issuable with respect to:
Stock options	3,885	8,650	9,300
Restricted stock and performance shares	6,186	7,396	3,980
Series C Mandatory Convertible Preferred Stock	—	—	37,398
Convertible securities	—	1,992	1,992

Adjusted Weighted Average Shares Outstanding	895,542	952,941	996,522

Diluted Earnings per Share	$0.26	$1.19	$1.22

The 2008, 2007 and 2006 computation of diluted earnings per share did not include the effects of 29 million, 23 million and 27 million stock options, respectively, because their respective exercise prices were greater than the corresponding market value per share of our common stock. In addition, the common shares issuable with respect to convertible securities were not included in the 2008 computation of diluted EPS because to do so would have been anti-dilutive.

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

Based on the above evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

/S/ ANNE M. MULCAHY	/S/ LAWRENCE A. ZIMMERMAN	/S/ GARY R. KABURECK
Chief Executive Officer	Chief Financial Officer	Chief Accounting Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Xerox Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and shareholders’ equity present fairly, in all material respects, the financial position of Xerox Corporation and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the Consolidated Financial Statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” as of December 31, 2006.

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

/S/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Stamford, Connecticut
February 13, 2009

Quarterly Results of Operations (Unaudited)

(in millions, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2008
Revenues	$4,335	$4,533	$4,370	$4,370	$17,608
Costs and Expenses(1)	4,853	4,288	4,132	4,449	17,722

(Loss) Income before Income Taxes and Equity Income	(518)	245	238	(79)	(114)
Income tax (benefits) expenses(2)	(246)	59	15	(59)	(231)
Equity in net income of unconsolidated affiliates(3)	28	29	35	21	113

Net (Loss) Income	$(244)	$215	$258	$1	$230

Basic (Loss) Earnings per Share(4)	$(0.27)	$0.24	$0.30	$—	$0.26

Diluted (Loss) Earnings per Share(4)	$(0.27)	$0.24	$0.29	$—	$0.26

2007
Revenues	$3,836	$4,208	$4,302	$4,882	$17,228
Costs and Expenses	3,507	3,893	3,978	4,412	15,790

Income before Income Taxes and Equity Income	329	315	324	470	1,438
Income tax expenses	102	76	97	125	400
Equity in net income of unconsolidated affiliates(3)	6	27	27	37	97

Net Income	$233	$266	$254	$382	$1,135

Basic Earnings per Share(4)	$0.25	$0.28	$0.27	$0.41	$1.21

Diluted Earnings per Share(4)	$0.24	$0.28	$0.27	$0.41	$1.19

(1)

Costs and expenses include charges for restructuring and asset impairments and an equipment write-off of $63, $14 and $388 for the second, third and fourth quarters of 2008, respectively. In addition, the first and fourth quarters of 2008 include $795 and $(21) for litigation matters.

(2)

The first, second, third and fourth quarters of 2008 include $304, $20, $5 and $124 of tax benefits, respectively, from the above noted charges. Third quarter 2008 also included a $41 income tax benefit from the settlement of certain previously unrecognized tax benefits.

(3)

The first, second, third and fourth quarters of 2008 include $10, $3, $2 and $1 of charges, respectively, for our share of Fuji Xerox restructuring charges. The first, third and fourth quarters of 2007 include $23, $5, and $2 of charges, respectively, for our share of Fuji Xerox restructuring charges.

(4)

The sum of quarterly earnings per share may differ from the full-year amounts due to rounding, or in the case of diluted earnings per share, because securities that are anti-dilutive in certain quarters may not be anti-dilutive on a full-year basis.

Five Years in Review

(in millions, except per-share data)	2008	2007(2)	2006	2005	2004
Per-Share Data
Income from continuing operations
Basic	$0.26	$1.21	$1.25	$0.91	$0.84
Diluted	0.26	1.19	1.22	0.90	0.78
Earnings
Basic	$0.26	$1.21	$1.25	$0.96	$0.94
Diluted	0.26	1.19	1.22	0.94	0.86
Common stock dividends	$0.17	$0.0425	—	—	—
Operations
Revenues	$17,608	$17,228	$15,895	$15,701	$15,722
Sales	8,325	8,192	7,464	7,400	7,259
Service, outsourcing and rentals	8,485	8,214	7,591	7,426	7,529
Finance income	798	822	840	875	934
Research, development and engineering expenses	884	912	922	943	914
Selling, administrative and general expenses	4,534	4,312	4,008	4,110	4,203
Income from continuing operations	230	1,135	1,210	933	776
Net income	230	1,135	1,210	978	859
Financial Position
Cash, cash equivalents and short-term investments	$1,229	$1,099	$1,536	$1,566	$3,218
Accounts and finance receivables, net	9,462	10,505	10,043	9,886	10,573
Inventories	1,232	1,305	1,163	1,201	1,143
Equipment on operating leases, net	594	587	481	431	398
Land, buildings and equipment, net	1,419	1,587	1,527	1,627	1,759
Total Assets	22,447	23,543	21,709	21,953	24,884
Consolidated Capitalization
Short-term debt and current portion of long-term debt	1,610	525	1,485	1,139	3,074
Long-term debt	6,774	6,939	5,660	6,139	7,050

Total Debt	8,384	7,464	7,145	7,278	10,124
Minorities’ interests in equity of subsidiaries	120	103	108	90	80
Liabilities to subsidiary trusts issuing preferred securities(1)	648	632	624	724	717
Series C mandatory convertible preferred stock	—	—	—	889	889
Common shareholders’ equity	6,238	8,588	7,080	6,319	6,244

Total Consolidated Capitalization	$15,390	$16,787	$14,957	$15,300	$18,054

Selected Data and Ratios
Common shareholders of record at year-end	46,541	48,261	40,372	53,017	55,152
Book value per common share	$7.21	$9.36	$7.48	$6.79	$6.53
Year-end common stock market price	$7.97	$16.19	$16.95	$14.65	$17.01
Employees at year-end	57,100	57,400	53,700	55,220	58,100
Gross margin	38.9%	40.3%	40.6%	41.2%	41.6%
Sales gross margin	33.7%	35.9%	35.7%	36.6%	37.4%
Service, outsourcing and rentals gross margin	41.9%	42.7%	43.0%	43.3%	43.0%
Finance gross margin	61.8%	61.6%	63.7%	62.7%	63.1%
Working capital	$2,700	$4,463	$4,056	$4,390	$4,628
Current ratio	1.5	2.1	1.9	2.0	1.7
Cost of additions to land, buildings and equipment	$206	$236	$215	$181	$204
Depreciation on buildings and equipment	$257	$262	$277	$280	$305

(1)	For 2005, the amount includes $98 reported in other current liabilities.
(2)	2007 results include the acquisition of GIS. Refer to Note 3 – Acquisitions in the Consolidated Financial Statements.

Corporate Information

Stock Listed and Traded

Xerox common stock (XRX) is listed on the New York Stock Exchange and the Chicago Stock Exchange. It is also traded on the Boston, Cincinnati, Pacific Coast, Philadelphia and Switzerland exchanges.

Xerox Common Stock Prices and Dividends

New York Stock Exchange composite prices*	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008
High	$15.82	$15.36	$14.39	$11.30
Low	13.10	13.28	11.05	5.25
Dividends Paid	0.0425	0.0425	0.0425	0.0425
2007
High	$18.09	$19.40	$19.90	$17.68
Low	16.53	17.08	15.79	15.82
Dividends Paid(1)	—	—	—	—

*	Prices as of close of business
(1)

In the fourth quarter of 2007, the Board of Directors declared a 4.25 cent per share dividend on common stock payable January 31, 2008 to shareholders of record on December 31, 2007. The Board of Directors did not declare any other dividends on common stock in 2006 or 2007.

CERTIFICATIONS

We have filed with the SEC the certification required by Section 302 of the Sarbanes-Oxley Act as an exhibit to our 2008 Annual Report on Form 10-K, and have submitted to the NYSE in 2008 the CEO certification required by the NYSE corporate governance rules.