Form 10-K, Exhibit 13
period 2009-12-31
XEROX CORP
filed 2010-02-26
CIK 108772

EXHIBIT 13

ANNUAL REPORT

TABLE OF CONTENTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

Executive Overview	1

Financial Overview	2

Currency Impacts	3

Summary Results	3

Application of Critical Accounting Policies	5

Operations Review of Segment Revenue and Operating Profit	10

Costs, Expenses and Other Income	12

Gross Margin	12

Research, Development and Engineering Expenses	13

Selling, Administrative and General Expenses	14

Restructuring and Asset Impairment Charges	14

Acquisition-Related Costs	15

Worldwide Employment	15

Other Expenses, Net	15

Income Taxes	16

Equity in Net Income of Unconsolidated Affiliates	17

Subsequent Events	17

Recent Accounting Pronouncements	18

Capital Resources and Liquidity	18

Cash Flow Analysis	18

Financing Activities, Credit Facility and Capital Markets	20

Liquidity and Financial Flexibility	22

Contractual Cash Obligations and Other Commercial Commitments and Contingencies	23

Off-Balance Sheet Arrangements	25

Financial Risk Management	26

Non-GAAP Financial Measures	26

Forward-Looking Statements	27

Audited Consolidated Financial Statements

Consolidated Statements of Income	28

Consolidated Balance Sheets	29

Consolidated Statements of Cash Flows	30

Consolidated Statements of Shareholders’ Equity	31

Xerox 2009 Annual Report   i

Notes to the Consolidated Financial Statements		32

1.	Summary of Significant Accounting Policies	32

2.	Segment Reporting	42

3.	Acquisitions	44

4.	Receivables, Net	46

5.	Inventories and Equipment on Operating Leases, Net	47

6.	Land, Buildings and Equipment, Net	48

7.	Investments in Affiliates, at Equity	49

8.	Goodwill and Intangible Assets, Net	51

9.	Restructuring and Asset Impairment Charges	52

10.	Supplementary Financial Information	53

11.	Debt	54

12.	Liability to Subsidiary Trust Issuing Preferred Securities	58

13.	Financial Instruments	59

14.	Employee Benefit Plans	65

15.	Income and Other Taxes	72

16.	Contingencies	75

17.	Shareholders’ Equity	79

18.	Earnings per Share	83

19.	Subsequent Events	83

Reports of Management		85

Report of Independent Registered Public Accounting Firm		86

Quarterly Results of Operations		87

Five Years in Review		88

Corporate Information		89

Xerox 2009 Annual Report   ii

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

Executive Overview

We are a technology and services enterprise and a leader in the global document market. We develop, manufacture, market, service and finance the industry’s broadest portfolio of document equipment, software, solutions and services. The global document market continues to see significant trends toward color, enterprise print services, and electronic document management. Our broad portfolio of production, office and service offerings provide value to our customers and enable Xerox to lead and grow in the $132 billion market we serve.

In 2009, we agreed to acquire Affiliated Computer Services, Inc. (“ACS”). The acquisition was completed in February 2010. This acquisition transforms us into the world’s leading enterprise for business process and document management and accelerates our growth in an expanding market. ACS is one of the largest providers of business process outsourcing (“BPO”) and information technology (“IT”) services and solutions to commercial and government clients worldwide. ACS’s revenues for the calendar year ended December 31, 2009 were $6.6 billion and they employed 78,000 people and operated in over 100 countries. With the acquisition of ACS we have greatly expanded our market opportunity. The BPO market is estimated at $150 billion and the ITO market is estimated at $250 billion.

Our business strategy is built upon an annuity model that yields consistent strong cash flow, expanded earnings and enables us to provide good returns to shareholders. The majority of our revenue (supplies, service, paper, outsourcing, rentals and financing) is recurring, which we collectively refer to as post sale revenue. This recurring revenue provides a significant degree of stability to our revenue, profits and cash flow. Post sale revenue currently represents more than 75 percent of the Company’s revenue and is driven by the amount of equipment installed at customer locations and the utilization of that equipment. As such, our critical success factors include equipment installations, which stabilize and grow our installed base of equipment at customer locations, page volume growth and higher revenue per page. Key drivers to increase equipment installations, usage and associated post-sale revenue include the following:

•	Accelerate transition to color

•	Build on services leadership

•	Strengthening our leadership in digital production printing.

The transition to color is a primary driver to improve revenue per page, as color documents typically require significantly more toner coverage per page than traditional black-and-white printing. We have the broadest color portfolio in the industry and leading technologies. Our growing services business helps customers reduce their costs. We lead the industry with end-to-end managed print services. Lastly, we continue to create new market opportunities with digital printing as a complement to traditional offset printing.

We operate in a global business environment, serving a wide range of customers with about 50 percent of our revenue generated from customers outside the U.S. Our markets are competitive. Customers are demanding document services such as assessment consulting, managed print services, imaging and hosting and document-intensive business process improvements. Additionally, our customers demand improved technology solutions, such as the ability to print offset quality color documents on-demand; improved product functionality, such as the ability to print, copy, fax and scan from a single device; and lower prices for the same functionality.

Xerox 2009 Annual Report   1

Accretive acquisitions and expanded distribution to drive organic growth are also key elements of our business strategy. In addition to the ACS acquisition, in 2009 Global Imaging Systems, Inc. (“GIS”) acquired ComDoc, Inc. (“ComDoc”), one of the larger independent dealers in the U.S., expanding coverage in Ohio, Pennsylvania, New York and West Virginia.

Financial Overview

Although we began to see some improvements in our markets in the fourth quarter 2009, we faced significant external challenges in 2009 including:

•	A worldwide recession driving down demand and volumes;

•	A credit market crisis impacting access, rates and creating liquidity pressures on our channels and customers; and

•	The negative effects of currency changes on our revenue and costs.

The overall slowdown in business activity reduced print volumes, especially in heavily document-driven processes, and our customers, in an effort to manage costs, are delaying spending on technology upgrades until there are stronger signs of economic improvement. The weak economies in developing markets, like Russia and Eurasia, where access to credit is still quite limited, also impacted our revenues. We reacted to these challenges by prioritizing cash generation and taking actions on cost and expense to help mitigate the effects of lower revenue.

The following is a summary of key 2009 highlights:

•	Delivered strong operating cash flow and reduced spending;

•	Operational performance continues to improve sequentially;

•	Competitive position strengthened through innovative technology and industry leading Managed Print Services offering; and

•	ACS acquisition opens new market opportunities and strengthens financial position.

Total revenue of $15,179 million for 2009 declined 14% from the prior year including a 3-percentage point negative impact from currency. Equipment sales of $3,550 million for 2009 decreased 24% from the prior year primarily reflecting the continued industry-wide slowdown in technology spending. Post-sale revenue of $11,629 million for 2009 was down 10% from the prior year primarily reflecting lower supplies revenue as distributors maintained lower inventory levels and businesses implemented their own cost-cutting measures.

The benefits from restructuring and operational cost improvements helped to relieve the pressure from revenue declines. Gross margins of 39.7% for 2009 increased 0.8-percentage points from the prior year despite the continued effect of higher product costs due to the strength of the Japanese Yen. Selling, administrative and general expenses (“SAG”) for 2009 declined $385 million reflecting favorable currency, the benefits from restructuring and operational cost improvements, partially offset by increased bad debt expense.

Cash flows from operations of $2,208 million in 2009 were primarily driven by working capital improvements. Cash used in investing activities of $343 million reflected well controlled capital expenditures of $193 million, as well as $145 million for GIS’s acquisition of ComDoc in the first quarter of 2009.

We continue to maintain debt levels primarily to support our customer financing operations and, at the end of 2009, to fund the ACS acquisition. Total Debt at December 31, 2009 of $9,264 million increased $880 million from the prior year as net debt repayments of approximately $1.8 billion were more than offset by the issuance of $2,750 million in Senior Notes. Our 2009 public offerings included $750 million of Senior Notes issued in May and $2.0 billion of Senior Notes issued in December. The net proceeds from the December Senior Notes offering were used in connection with the acquisition of ACS. We finished the year with cash and cash equivalents of $3,799 billion, which included funds subsequently used for the acquisition of ACS.

Xerox 2009 Annual Report   2

Our 2010 priorities include:

•	Effective ACS transition, including synergies capture;

•	Grow revenue and maintain leadership in innovation;

•	Continue to aggressively manage spending and resize our cost base to align to current revenues; and

•	Drive operating cash flow and achieve debt reduction goals.

Our 2010 balance sheet and cash flow strategy includes: sustaining our working capital improvements; maintaining our investment grade credit ratings; achieving an optimal cost of capital; and effectively deploying cash to deliver and maximize shareholder value through acquisitions and dividends. Our strategy also includes appropriately leveraging our financing assets (finance receivables and equipment on operating leases).

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

Approximately 50% of our consolidated revenues are derived from operations outside of the United States where the U.S. Dollar is not the functional currency. When compared with the average of the major European currencies and Canadian Dollar on a revenue-weighted basis, the U.S. Dollar was 7% stronger in 2009 and 3% weaker in 2008, each compared to the prior year. As a result, the foreign currency translation impact on revenue was a 3% detriment in 2009 and a 1% benefit in 2008.

Summary Results

Revenue

Revenues for the three years ended December 31, 2009 were as follows:

(in millions)	Year Ended December 31,			Percent Change
	2009	2008	2007	2009	2008
Equipment sales	$3,550	$4,679	$4,753	(24)%	(2)%
Post sale revenue (1)	11,629	12,929	12,475	(10)%	4%

Total Revenue	$15,179	$17,608	$17,228	(14)%	2%

Reconciliation to Consolidated Statements of Income
Sales	$6,646	$8,325	$8,192
Less: Supplies, paper and other sales	(3,096)	(3,646)	(3,439)

Equipment Sales	$3,550	$4,679	$4,753

Service, outsourcing and rentals	$7,820	$8,485	$8,214
Finance income	713	798	822
Add: Supplies, paper and other sales	3,096	3,646	3,439

Post Sale Revenue	$11,629	$12,929	$12,475

Memo: Color (2)	$5,972	$6,669	$6,356	(10)%	5%

Xerox 2009 Annual Report   3

Revenue 2009

Revenue decreased 14% compared to the prior year, including a 3-percentage point negative impact from currency. Although moderating in the fourth quarter 2009, worldwide economic weakness negatively impacted our major market segments during the year. Total revenues included the following:

•	10% decrease in post sale revenue including a 3-percentage point negative impact from currency. The components of post sale revenue decreased as follows:
-	8% decrease in service, outsourcing and rentals revenue to $7,820 million reflecting a 3-percentage point negative impact from currency and an overall decline in page volume. Total digital pages declined 6% despite an increase in color pages of 10%.
-	Supplies, paper, and other sales of $3,096 million decreased 15% due primarily to currency, which had a 2-percentage point negative impact, and declines in channel supplies purchases, including lower purchases within developing markets, and lower paper sales.
•

24% decrease in equipment sales revenue, including a 1-percentage point negative impact from currency. The overall decline in install activity was the primary driver along with price declines of approximately 5% across the Production and Office segments.

•

10% decrease in color revenue (2) including a 2-percentage point negative impact from currency. Color revenue of $5,972 million in 2009 comprised 43% of total revenue, excluding GIS,(3) compared to 41% in 2008 reflecting:

-

5% decrease in color post sale revenue including a 3-percentage point negative impact from currency. The decline was partially driven by lower channel color printer supplies purchases. Color represented 40% and 37% of post sale revenue in 2009 and 2008 excluding GIS, (3), respectively.

-

22% decrease in color equipment sales revenue including a 2-percentage point negative impact from currency and lower installs driven by the impact of the economic environment. Color sales represented 53% and 50% of total equipment sales in 2009 and 2008, excluding GIS,(3) respectively.

-	10%(4) growth in color pages. Color pages (4) represented 21% and 18% of total pages in 2009 and 2008, respectively.

Revenue 2008

Revenue increased 2% compared to the prior year and was flat when including GIS in our 2007 results.(5) Currency had a 1-percentage point positive impact on total revenues. Total revenues included the following:

•

4% increase in post sale revenue, or 2% including GIS in our 2007 results.(5) This included a 1-percentage point benefit from currency. Growth in GIS, color products and document management services offset the declines in high-volume black-and-white printing systems, black-and-white multifunction devices and light lens product revenue. The components of post sale revenue increased as follows:

-	3% increase in service, outsourcing, and rentals revenue to $8,485 million reflected the full year inclusion of GIS and growth in document management services.
-	Supplies, paper, and other sales of $3,646 million grew 6% year-over-year due to the full year inclusion of GIS, as well as growth in color supplies and paper sales.
•

2% decrease in equipment sales revenue. There was no impact from currency on equipment sales revenue. When including GIS in our 2007 results,(5) equipment sales revenue decreased 5%, with a 1-percentage point benefit from currency. Overall price declines of between 5% - 10%, as well as product mix, more than offset overall growth in install activity.

•	5% growth in color revenue.(2) Color revenue of $6,669 million in 2008 represented 41% of total revenue, excluding GIS(3), compared to 39% in 2007 reflecting:
-	10% growth in color post sale revenue to $4,590 million. Color post sale revenue represented 37% and 35% of post sale revenue in 2008 and 2007, respectively. (3)

Xerox 2009 Annual Report   4

-	Color equipment sales revenue declined 4% to $2,079 million. Color equipment sales represented 50% of total equipment sales in 2008 and 2007,(3) respectively.
-	24%(4) growth in color pages. Color pages (4) represented 18% and 12% of total pages in 2008 and 2007, respectively.

(1)

Post sale revenue is largely a function of the equipment placed at customer locations, the volume of prints and copies that our customers make on that equipment, the mix of color pages and associated services.

(2)	Color revenues represent a subset of total revenue and excludes the impact of GIS’s revenues.
(3)

As of December 31, 2009 and 2008, total color, color post sale and color equipment sales revenues comprised 39%, 37% and 46%; and 38%, 36% and 44%, respectively, if calculated on total, total post sale, and total equipment sales revenues, including GIS. GIS is excluded from the color information presented because the breakout of the information required to make this computation for all periods is not available.

(4)	Pages include estimates for developing markets, GIS and printers.
(5)

The percentage point impacts from GIS reflect the revenue growth year-over-year after including GIS’s results for 2007 on a proforma basis. We acquired GIS in May 2007. See “Non-GAAP Financial Measures” section for an explanation of this non-GAAP measure.

Net Income

Net income and diluted earnings per share for the three years ended December 31, 2009 were as follows:

(in millions, except per share amounts)	2009	2008	2007
Net income attributable to Xerox	$485	$230	$1,135
Diluted earnings per share	$0.55	$0.26	$1.19

Net Income 2009

Net income attributable to Xerox of $485 million, or $0.55 per diluted share, included the following:

•	A $49 million after-tax ($72 million pre-tax) charge, or $0.06 per diluted share, related to costs associated with the acquisition of ACS.
•	A charge of $46 million or $0.05 per diluted share, for our share of Fuji Xerox’s after-tax restructuring charge.

Net Income 2008

Net income of $230 million, or $0.26 per diluted share, included the following:

•

$491 million after-tax charges ($774 million pre-tax) associated with securities-related litigation matters, as well as other probable litigation-related losses, including $36 million for the Brazilian labor-related contingencies.

•	$292 million after-tax charge ($426 million pre-tax) for the second, third and fourth quarter 2008 restructuring and asset impairment actions.
•	$24 million after-tax charge ($39 million pre-tax) for an Office product line equipment write-off.
•	$41 million income tax benefit from the settlement of certain previously unrecognized tax benefits.

Application of Critical Accounting Policies

In preparing our Consolidated Financial Statements and accounting for the underlying transactions and balances, we apply various accounting policies. Senior management has discussed the development and selection of the critical accounting policies, estimates and related disclosures included herein with the Audit Committee of the Board of Directors. We consider the policies discussed below as critical to understanding our Consolidated Financial Statements, as their application places the most significant demands on management’s judgment, since financial reporting results rely on estimates of the effects of matters that are inherently uncertain. In instances where different estimates could have reasonably been used, we disclosed the impact of these different estimates on our operations. In certain instances, like revenue recognition for leases, the accounting rules are prescriptive; therefore, it would not have been possible to reasonably use different estimates. Changes in assumptions and estimates are reflected in the period in which they occur. The impact of such changes could be material to our results of operations and financial condition in any quarterly or annual period.

Xerox 2009 Annual Report   5

Specific risks associated with these critical accounting policies are discussed throughout the MD&A, where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, refer to Note 1 - Summary of Significant Accounting Policies, in the Consolidated Financial Statements.

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

Revenue Recognition Under Bundled Arrangements

We sell the majority of our products and services under bundled lease arrangements, which typically include equipment, service, supplies and financing components for which the customer pays a single negotiated monthly fixed price for all elements over the contractual lease term. Typically these arrangements include an incremental, variable component for page volumes in excess of contractual page volume minimums, which are often expressed in terms of price per page. Revenues under these arrangements are allocated, considering the relative fair values of the lease and non-lease deliverables included in the bundled arrangement, based upon the estimated relative fair values of each element. Lease deliverables include maintenance and executory costs, equipment and financing, while non-lease deliverables generally consist of supplies and non-maintenance services. Our revenue allocation for lease deliverables begins by allocating revenues to the maintenance and executory costs plus profit thereon. The remaining amounts are allocated to the equipment and financing elements. We perform analyses of available verifiable objective evidence of equipment fair value based on cash selling prices during the applicable period. The cash selling prices are compared to the range of values included in our lease accounting systems. The range of cash selling prices must be reasonably consistent with the lease selling prices, taking into account residual values, in order for us to determine that such lease prices are indicative of fair value.

Our pricing interest rates, which are used in determining customer payments, are developed based upon a variety of factors including local prevailing rates in the marketplace and the customer’s credit history, industry and credit class. We reassess our pricing interest rates quarterly based on changes in the local prevailing rates in the marketplace. These interest rates have been generally adjusted if the rates vary by twenty-five basis points or more, cumulatively, from the last rate in effect. The pricing interest rates generally equal the implicit rates within the leases, as corroborated by our comparisons of cash to lease selling prices.

Allowance for Doubtful Accounts and Credit Losses

We perform ongoing credit evaluations of our customers and adjust credit limits based upon customer payment history and current creditworthiness. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that have been identified. We cannot guarantee that we will continue to experience credit loss rates similar to those we have experienced in the past. Measurement of such losses requires consideration of historical loss experience, including the need to adjust for current conditions, and judgments about the probable effects of relevant observable data, including present economic conditions such as delinquency rates and financial health of specific customers. We recorded bad debt provisions of $291 million, $188 million and $134 million in SAG expenses in our Consolidated Statements of Income for the years ended December 31, 2009, 2008 and 2007, respectively.

Xerox 2009 Annual Report   6

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

The current economic environment has increased the risk of non-collection of receivables. We have accordingly considered this increased risk in the evaluation and assessment of our allowance for doubtful accounts at year-end. Bad debt provisions increased by $103 million in 2009 and reserves as a percentage of trade and finance receivables increased to 4.1% at December 31, 2009 as compared to 3.4% at December 31, 2008. However, collection risk is somewhat mitigated by the fact that our receivables are fairly well dispersed among a diverse customer base both in size and geography. Days sales outstanding improved slightly year-over-year. In addition, accounts receivable balances greater than 90 days outstanding were about 12% of total gross accounts receivables at December 31, 2009, which was relatively flat as compared to the prior year. However, we continue to assess our receivable portfolio in light of the current economic environment and its impact on our estimation of the adequacy of the allowance for doubtful accounts.

As discussed above, in preparing our Consolidated Financial Statements for the three year period ended December 31, 2009, we estimated our provision for doubtful accounts based on historical experience and customer-specific collection issues. This methodology has been consistently applied for all periods presented. During the five year period ended December 31, 2009, our reserve for doubtful accounts ranged from 3.0% to 4.1% of gross receivables. Holding all other assumptions constant, a 1-percentage point increase or decrease in the reserve from the December 31, 2009 rate of 4.1% would change the 2009 provision by approximately $91 million.

Pension and Post-retirement Benefit Plan Assumptions

We sponsor defined benefit pension plans in various forms in several countries covering substantially all employees who meet eligibility requirements. Post-retirement benefit plans cover primarily U.S. employees for retirement medical costs. Several statistical and other factors that attempt to anticipate future events are used in calculating the expense, liability and asset values related to our pension and post-retirement benefit plans. These factors include assumptions we make about the discount rate, expected return on plan assets, rate of increase in healthcare costs, the rate of future compensation increases and mortality. Differences between these assumptions and actual experiences are reported as net actuarial gains and losses and are subject to amortization to net periodic pension cost generally over the average remaining service lives of the employees participating in the pension plan.

Cumulative actuarial losses for our pension plans of $1.8 billion as of December 31, 2009 were flat as compared to December 31, 2008. Positive returns on plan assets in 2009 as compared to expected returns offset a decrease in discount rates. The total actuarial loss will be amortized in the future, subject to offsetting gains or losses that will change the future amortization amount.

We have utilized a weighted average expected rate of return on plan assets of 7.4% for 2009 and 7.6% for both 2008 and 2007, on a worldwide basis.

During 2009, the actual return on plan assets was $720 million, primarily as a result of an improvement in the equity markets. In estimating the 2010 expected rate of return, in addition to assessing recent performance, we considered the historical returns earned on plan assets, the rates of return expected in the future and our investment strategy and asset mix with respect to the plans’ funds. The weighted average expected rate of return on plan assets we will utilize for 2010 will be 7.3% as compared to 7.4% in 2009 and 7.6% in 2008.

Xerox 2009 Annual Report   7

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

Another significant assumption affecting our pension and post-retirement benefit obligations and the net periodic pension and other post-retirement benefit cost is the rate that we use to discount our future anticipated benefit obligations. The discount rate reflects the current rate at which the pension liabilities could be effectively settled considering the timing of expected payments for plan participants. In estimating this rate, we consider rates of return on high quality fixed-income investments included in various published bond indices, adjusted to eliminate the effects of call provisions and differences in the timing and amounts of cash outflows related to the bonds. In the U.S. and the U.K., which comprise approximately 80% of our projected benefit obligations, we consider the Moody’s Aa Corporate Bond Index and the International Index Company’s iBoxx Sterling Corporate AA Cash Bond Index, respectively, in the determination of the appropriate discount rate assumptions. The weighted average discount rate we utilized to measure our pension obligation as of December 31, 2009 and to calculate our 2010 expense was 5.7%, which is a decrease of 0.6% from 6.3% used in determining our 2009 expense.

Assuming settlement losses in 2010 are consistent with 2009, our 2010 net periodic defined benefit pension cost is expected to be approximately $70 million higher than 2009, primarily as a result of a decrease in the discount rate and increased amortization of actuarial losses, which includes the impact of the significant asset losses in 2008.

On a consolidated basis, we recognized net periodic pension cost of $270 million, $254 million and $315 million for the years ended December 31, 2009, 2008 and 2007, respectively. The costs associated with our defined contribution plans, which are included in net periodic pension cost, were $38 million, $80 million and $80 million for the years ended December 31, 2009, 2008 and 2007, respectively. The decrease in 2009 was primarily due to the April 2009 suspension of the 401(k) match in the U.S. Pension cost is included in several income statement components based on the related underlying employee costs. Pension and post-retirement benefit plan assumptions are included in Note 14 - Employee Benefit Plans in the Consolidated Financial Statements. Holding all other assumptions constant, a 0.25% increase or decrease in the discount rate would change the 2010 projected net periodic pension cost by $12 million. Likewise, a 0.25% increase or decrease in the expected return on plan assets would change the 2010 projected net periodic pension cost by $11 million.

Income Taxes and Tax Valuation Allowances

We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in our Consolidated Balance Sheets, as well as operating loss and tax credit carryforwards. We follow very specific and detailed guidelines in each tax jurisdiction regarding the recoverability of any tax assets recorded in our Consolidated Balance Sheets and provide valuation allowances as required. We regularly review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. If we continue to operate at a loss in certain jurisdictions or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase the valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. Conversely, if and when our operations in some jurisdictions were to become sufficiently profitable to recover previously reserved deferred tax assets, we would reduce all or a portion of the applicable valuation allowance in the period when such determination is made. This would result in an increase to reported earnings in such period. Adjustments to our valuation allowance, through (credits) charges to income tax expense, were $(11) million, $17 million and $14 million for the years ended December 31, 2009, 2008 and 2007, respectively. There were other (decreases) increases to our valuation allowance, including the effects of currency, of $55 million, $(136) million and $86 million for the years ended December 31, 2009, 2008 and 2007, respectively, that did not affect income tax expense in total as there was a corresponding adjustment to deferred tax assets or other comprehensive income. Gross deferred tax assets of $3.7 billion and $3.8 billion had valuation allowances of $672 million and $628 million at December 31, 2009 and 2008, respectively.

Xerox 2009 Annual Report   8

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

Legal Contingencies

We are involved in a variety of claims, lawsuits, investigations and proceedings concerning securities law, intellectual property law, environmental law, employment law and ERISA, as discussed in Note 16 - Contingencies in the Consolidated Financial Statements. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess our potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

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

Our annual impairment test of goodwill was performed in the fourth quarter. The estimated fair values of our reporting units were based on discounted cash flow models derived from internal earnings forecasts and assumptions. The assumptions and estimates used in those valuations incorporated the current economic environment. In performing our 2009 impairment test, the following were the overall composite assumptions regarding revenue and expense growth, which were the basis for estimating future cash flows used in the discounted cash flow model: 1) revenue growth 2-4%; 2) gross margin 39-40%; 3) RD&E 4-5%; 4) SAG 24-25%; and 5) return on sales 8-9%. We believe these estimated assumptions are appropriate for our circumstances, in-line with historical results, consistent with our forecasted long-term business model and give consideration to the current economic environment. Our forecast does not include the impact of the ACS acquisition completed in February 2010 since our impairment test was limited to goodwill as of the fourth quarter 2009.

Xerox 2009 Annual Report   9

Based on these valuations, we determined that the fair values of our reporting units exceeded their carrying values and no goodwill impairment charge was required during the fourth quarter 2009.

Refer to Note 1 – Summary of Significant Accounting Policies – “Goodwill and Intangible Assets” for further information regarding our goodwill impairment testing, as well as Note 8 - Goodwill and Intangible Assets, Net in the Consolidated Financial Statements for further information regarding goodwill by operating segment.

Operations Review of Segment Revenue and Operating Profit

Our reportable segments are consistent with how we manage the business and view the markets we serve. Our reportable segments are Production, Office and Other. See Note 2 – Segment Reporting in the Consolidated Financial Statements for further discussion on our segment operating revenues and segment operating profit.

Revenues by segment for the years ended 2009, 2008 and 2007 were as follows:

	Year Ended December 31,
(in millions)	Production	Office	Other	Total
2009
Equipment sales	$1,031	$2,363	$156	$3,550
Post sale revenue	3,514	6,213	1,902	11,629

Total Revenues	$4,545	$8,576	$2,058	$15,179

Segment Profit (Loss)	$217	$835	$(274)	$778

Operating Margin	4.8%	9.7%	(13.3)%	5.1%

2008
Equipment sales	$1,325	$3,105	$249	$4,679
Post sale revenue	3,912	6,723	2,294	12,929

Total Revenues	$5,237	$9,828	$2,543	$17,608

Segment Profit (Loss)	$394	$1,062	$(165)	$1,291

Operating Margin	7.5%	10.8%	(6.5)%	7.3%

2007
Equipment sales	$1,471	$3,030	$252	$4,753
Post sale revenue	3,844	6,443	2,188	12,475

Total Revenues	$5,315	$9,473	$2,440	$17,228

Segment Profit (Loss)	$562	$1,115	$(89)	$1,588

Operating Margin	10.6%	11.8%	(3.7)%	9.2%

Note: Install activity percentages include the Xerox-branded product shipments to GIS.

Production

Revenue 2009

Production revenue of $4,545 million decreased 13%, including a 3-percentage point negative impact from currency, reflecting:

•

10% decrease in post sale revenue with a 3-percentage point negative impact from currency, as declines were driven in part by lower black-and-white page volumes and lower revenue from entry production color products which reflect the weak economic environment during the year.

Xerox 2009 Annual Report   10

•

22% decrease in equipment sales revenue, with a 2-percentage point negative impact from currency. The decline in revenue across all product groups reflects lower installs driven by the weak economic environment and delays in customer spending on technology.

•	11% decline in installs of production color products, as entry production color declines were partially offset by increased Xerox 700 installs and iGen4TM.
•	22% decline in installs of production black-and-white systems, reflecting declines in all product groups.

Revenue 2008

Production revenue of $5,237 million decreased 1%, including a 1-percentage point benefit from currency, reflecting:

•

2% increase in post sale revenue as growth from color, continuous feed and light production products offset declines in revenue from black-and-white high-volume printing systems and light lens devices.

•	10% decrease in equipment sales revenue, primarily reflecting pricing declines in both black-and-white and color production systems, driven in part by weakness in the U.S.
•	1% increase in installs of production color products driven in part by Xerox 700 and iGen4 activity, as well as color continuous feed.
•	6% decline in installs of production black-and-white systems driven primarily by declines in installs of light production systems.

Operating Profit 2009

Production operating profit of $217 million decreased $177 million from 2008. The decrease is primarily the result of lower gross profit flow-through from revenue declines which were partially offset by lower RD&E and SAG spending as a result of favorable currency and cost reductions. The improvement in SAG was mitigated by an increase in bad debt provisions.

Operating Profit 2008

Production operating profit of $394 million decreased $168 million from 2007. The decrease is primarily the result of lower revenue and lower gross margins due to pricing and product mix, as well as increased SAG expenses.

Office

Revenue 2009

Office revenue of $8,576 million decreased 13%, including a 2-percentage point negative impact from currency, reflecting:

•

8% decrease in post sale revenue with a 3-percentage point negative impact from currency. Revenue declined across most product segments and reflects lower channel supplies purchases, including purchases within developing markets, which more than offset the growth in GIS.

•

24% decrease in equipment sales revenue, including a 1-percentage point negative impact from currency. The decline in revenue across most product groups reflects lower installs driven by the weak economic environment during this year.

•	20% decline in installs of color multifunction devices driven by lower overall demand, which more than offset the impact of new products including the ColorQube and Office version of the Xerox 700.
•

37% decline in installs of black-and-white copiers and multifunction devices, including an 83% decline in the low dollar value Segment 1 products (11-20 ppm), driven primarily by lower activity in developing markets, offset by a 4% increase in Segment 2–5 products (21-90 ppm). Segment 2–5 installs include the Xerox 4595, a 95 ppm device with an embedded controller.

•	34% decline in installs of color printers due to lower demand and lower sales to OEM partners.

Revenue 2008

Office revenue of $9,828 million increased 4%, including a 1-percentage point benefit from currency, as well as the benefits from our expansion in the SMB market through GIS and Veenman. Revenue for 2008 reflects:

•

4% increase in post sale revenue, reflecting the full year inclusion of GIS, as well as growth from color multifunction devices and color printers partially offset by declines in black-and-white digital devices. Office post sale revenue was negatively impacted in the fourth quarter of 2008 by declines in channel supply purchases, including lower purchases within developing markets.

Xerox 2009 Annual Report   11

•

2% increase in equipment sales revenue, reflecting the full year inclusion of GIS, as well as growth from color digital products which more than offset declines from black-and-white devices primarily due to price declines and product mix.

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

Operating Profit 2009

Office operating profit of $835 million decreased $227 million from 2008, as revenue declines were partially offset by lower RD&E and SAG as a result of favorable currency and cost actions. The improvement in SAG was mitigated by an increase in bad debt provisions.

Operating Profit 2008

Office operating profit of $1,062 million decreased $53 million from 2007. The decrease was primarily due to lower gross profits reflecting lower margins, as well as higher SAG expenses partially offset by the full year inclusion of GIS.

Other

Revenue 2009

Other revenue of $2,058 million decreased 19%, including a 2-percentage point negative impact from currency, primarily driven by declines in revenue from paper, wide format systems and licensing and royalty arrangements. Paper comprised approximately 50% of the Other segment revenue.

Revenue 2008

Other revenue of $2,543 million increased 4%, primarily reflecting the full year inclusion of GIS and increased paper revenue partially offset by lower revenue from wide format systems. There was no impact from currency. Paper comprised approximately 50% of the Other segment revenue.

Operating Loss 2009

Other operating loss of $274 million increased $109 million from 2008, primarily due to lower revenue, as well as lower interest income and equity income.

Operating Loss 2008

Other operating loss of $165 million increased $76 million from 2007, reflecting lower wide format revenue, higher foreign exchange losses and lower interest income partially offset by gains on sales of assets.

Costs, Expenses and Other Income

Gross Margin

Gross margins by revenue classification were as follows:

	Year Ended December 31,
	2009	2008	2007
Sales	33.9%	33.7%	35.9%
Service, outsourcing and rentals	42.6%	41.9%	42.7%
Finance income	62.0%	61.8%	61.6%
Total Gross Margin	39.7%	38.9%	40.3%

Xerox 2009 Annual Report   12

Gross Margin 2009

Total gross margin increased 0.8-percentage points compared to 2008, primarily driven by cost improvements enabled by restructuring and our cost actions, which were partially offset by the 0.5-percentage point unfavorable impact of transaction currency, primarily the Yen, and price declines of 1.0-percentage points.

•

Sales gross margin increased 0.2-percentage points primarily due to the cost improvements and the positive mix of revenues partially offset by the adverse impact of transaction currency on our inventory purchases of 1.0-percentage point and price declines of 1.2-percentage points.

•

Service, outsourcing and rentals margin increased 0.7-percentage points primarily due to the positive impact from the reduction in costs driven by our restructuring and cost actions of 1.5-percentage points. These cost improvements more than offset the approximate 0.9-percentage points impact of pricing.

•	Financing income margin of 62% remained comparable to 2008.

Gross Margin 2008

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

•

Sales gross margin decreased 2.2-percentage points primarily due to the approximately 2.5-percentage point impact of price declines, as well as channel and product mix. Cost improvements, which historically tend to offset price declines, were limited in 2008 by the adverse impact of the strengthening Yen on our inventory purchases.

•

Service, outsourcing and rentals margin decreased 0.8-percentage points primarily due to mix as price declines of 1.3-percentage points were offset by cost improvements. Mix reflects margin pressure from document management services.

•	Financing income margin of approximately 62% remained comparable to 2007.
•

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

Research, Development and Engineering Expenses (“RD&E”)

We invest in technological development, particularly in color, and believe our RD&E spending is sufficient to remain technologically competitive. Our R&D is strategically coordinated with that of Fuji Xerox.

	Year Ended December 31,			Change
(in millions)	2009	2008	2007	2009	2008

RD&E % Revenue	5.5%	5.0%	5.3%	0.5pts	(0.3)pts
R&D	$713	$750	$764	$(37)	$(14)
Sustaining Engineering	127	134	148	(7)	(14)

Total RD&E Expenses	$840	$884	$912	$(44)	$(28)

R&D Investment by Fuji Xerox (1)	$796	$788	$672	$8	$116

(1)	Increase in Fuji Xerox R&D was primarily due to changes in foreign exchange rates.

RD&E 2009: The decrease in RD&E spending for 2009 reflects our restructuring and cost actions which consolidated the Production and Office development and engineering infrastructures.

Xerox 2009 Annual Report   13

RD&E 2008: The decrease in R&D spending for 2008 reflects the capture of efficiencies following a significant number of new product launches over the previous two years, as well as leveraging our current R,D&E investments to support our GIS operations. Sustaining engineering costs declined in 2008 due primarily to lower spending related to environmental compliance activities and maturing product platforms in the Production segment.

Selling, Administrative and General Expenses (“SAG”)

	Year Ended December 31,			Change
(in millions)	2009	2008	2007	2009	2008
Total SAG	$4,149	$4,534	$4,312	$(385)	$222
SAG as a % of revenue	27.3%	25.7%	25.0%	1.6pts	0.7pts

Bad Debt Expense	$291	$188	$134	$103	$54
Bad Debt as a % of revenue	1.9%	1.1%	0.8%	0.8pts	0.3pts

SAG 2009

SAG of $4,149 million was $385 million lower than 2008, including a $126 million benefit from currency. The SAG decrease was the result of the following:

•	$311 million decrease in selling expenses reflecting favorable currency; benefits from restructuring, an overall reduction in marketing spend and lower commissions.
•	$177 million decrease in general and administrative (“G&A”) expenses reflecting favorable currency and benefits from restructuring and cost actions partially offset by higher compensation accruals.
•	$103 million increase in bad debt expense reflecting increased write-offs in North America and Europe.

SAG 2008

SAG of $4,534 million was $222 million higher than 2007, including a $12 million unfavorable impact from currency. The SAG increase was the result of the following:

•

$94 million increase in selling expenses primarily reflecting the full year inclusion of GIS, investments in selling resources and marketing communications and unfavorable currency partially offset by lower compensation.

•	$75 million increase in G&A expenses primarily from the full year inclusion of GIS and unfavorable currency.
•	$54 million increase in bad debt expense reflecting increased write-offs, particularly in the fourth quarter 2008, which included several high value account bankruptcies in the U.S., U.K. and Germany.

Bad debt expense, which is included in SAG, increased $103 million in 2009 and reserves as a percentage of trade and finance receivables increased to 4.1% at December 31, 2009 as compared to 3.4% at December 31, 2008. These increases reflect the weak worldwide economic conditions and the increased level of customer bankruptcies in certain industry groups during the year. Bad debts provision and write-offs in the fourth quarter 2009 were flat as compared to the prior year.

Restructuring and Asset Impairment Charges

For the years ended December 31, 2009, 2008 and 2007, we recorded net restructuring and asset impairment (credits)/charges of $(8) million, $429 million and $(6) million, respectively.

•	Restructuring activity was minimal in 2009, and the credit of $8 million primarily reflected changes in estimates for prior year’s initiatives.
•

The 2008 net charge included $357 million related to head count reductions of approximately 4,900 employees primarily in North America and Europe and lease termination and asset impairment charges of $72 million primarily reflecting the exit from certain leased and owned facilities resulting from a rationalization of our worldwide operating locations. These actions applied equally to both North America and Europe with approximately half focused on SAG reductions, approximately a third on gross margin improvements and the remainder focused on the optimization of RD&E investments. Estimated savings from these initiatives were approximately $250 million in 2009.

Xerox 2009 Annual Report   14

•	Restructuring activity was minimal in 2007 and the related credit of $6 million primarily reflected changes in estimates for prior year’s severance costs.

The restructuring reserve balance as of December 31, 2009, for all programs was $74 million, of which approximately $64 million is expected to be spent over the next twelve months. Refer to Note 9 - Restructuring and Asset Impairment Charges in the Consolidated Financial Statements for further information regarding our restructuring programs.

2010 Expected Actions

In connection with our continued objective to align our cost base to current revenues, we expect to record pre-tax restructuring charges of approximately $280 million in 2010, of which $250 million is expected to be recorded in the first quarter. These actions are expected to impact all geographies and segments with approximately equal focus on SAG reductions, gross margin improvements and optimization of RD&E investments. The restructuring is also expected to involve the rationalization of some of our facilities.

Acquisition-Related Costs

Acquisition-related costs of $72 million were incurred and expensed during 2009 in connection with our acquisition of ACS. $58 million of the costs relate to the write-off of fees associated with the Bridge Loan Facility commitment which was terminated as a result of securing permanent financing to fund the acquisition. The remainder of the costs represents transaction costs such as banking, legal and accounting fees, as well as some pre-integration costs such as external consulting services. Consistent with the new accounting guidance with respect to business combinations, adopted in 2009, all acquisition-related costs must be expensed as incurred.

Worldwide Employment

Worldwide employment of 53,600 as of December 31, 2009 decreased approximately 3,500 from December 31, 2008, primarily reflecting restructuring reductions, partially offset by additional headcount related to GIS acquisitions. Worldwide employment was approximately 57,100 and 57,400 at December 31, 2008 and 2007, respectively.

Other Expenses, Net

Other expenses, net for the years ended December 31, 2009, 2008 and 2007 consisted of the following:

	Year Ended December 31,
(in millions)	2009	2008	2007
Non-financing interest expense	$256	$262	$263
Interest income	(21)	(35)	(55)
Gain on sales of businesses and assets	(16)	(21)	(7)
Currency losses, net	26	34	8
Amortization of intangible assets	60	54	42
Litigation matters	9	781	(6)
All Other expenses, net	31	12	20

Total Other Expenses, Net	$345	$1,087	$265

Non-financing interest expense: 2009 non-financing interest expense decreased compared to 2008, as interest expense associated with our $2.0 billion Senior Note offering for the funding of the ACS acquisition was more than offset by lower interest rates on the remaining debt.

In 2008, non-financing interest expense was flat compared to 2007, as the benefit of lower interest rates was offset by higher average non-financing debt balances.

Xerox 2009 Annual Report   15

Interest income: Interest income is derived primarily from our invested cash and cash equivalent balances. The decline in interest income in 2009 and 2008 was primarily due to lower average cash balances and rates of return.

Gain on sales of businesses and assets: 2009 and 2008 gain on sales of business and assets primarily consisted of the sales of certain surplus facilities in Latin America.

Currency losses, net: Currency losses primarily result from the re-measurement of foreign currency-denominated assets and liabilities, the cost of hedging foreign currency-denominated assets and liabilities, the mark-to-market of foreign exchange contracts utilized to hedge those foreign currency-denominated assets and liabilities and the mark-to-market impact of hedges of anticipated transactions, primarily future inventory purchases, for those that we do not apply cash flow hedge accounting treatment.

The 2009 currency losses were primarily due to the significant movement in exchange rates among the U.S. Dollar, Euro and Yen in the first quarter of 2009, as well as the increased cost of hedging, particularly in developing markets.

The 2008 currency losses were primarily due to net re-measurement losses associated with our Yen-denominated payables, foreign currency denominated assets and liabilities in our developing markets and the cost of hedging. The currency losses on Yen-denominated payables were largely limited to the first quarter 2008 as a result of the significant and rapid weakening of the U.S. Dollar and Euro versus the Yen.

Amortization of intangible assets: The increase in 2009 and 2008 amortization as compared to prior years primarily reflects the full-year amortization of the assets acquired as part of our recent acquisitions.

Litigation matters: In 2008 legal matters consisted of the following:

•

$721 million reflecting provisions for the $670 million court approved settlement of Carlson v. Xerox Corporation (“Carlson”) and other pending securities-related cases, net of expected insurance recoveries. On January 14, 2009, the United States Court for the District of Connecticut entered a Final Order and Judgment approving the settlement of the Carlson litigation.

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

All other expenses, net: All Other expenses in 2009 were $19 million higher than the prior year primarily due to fees associated with the sale of receivables, as well as an increase in interest expense related to Brazil tax and labor contingencies.

Income Taxes

	Year Ended December 31,
(in millions)	2009	2008	2007
Pre-tax income (loss)	$627	$(79)	$1,468
Income tax expense (benefit)	152	(231)	400
Effective tax rate	24.2%	292.4%	27.2%

Xerox 2009 Annual Report   16

The 2009 effective tax rate of 24.2% was lower than the U.S. statutory tax rate primarily reflecting the benefit to taxes from the geographical mix of income before taxes and the related effective tax rates in those jurisdictions, and the settlement of certain previously unrecognized tax benefits partially offset by a reduction in the utilization of foreign tax credits.

The 2008 effective tax rate of 292.4% reflected the tax benefits from certain discrete items including the net provision for litigation matters; the second, third and fourth quarter restructuring and asset impairment charges; the product line equipment write-off; and the settlement of certain previously unrecognized tax benefits. Excluding these items, the adjusted effective tax rate was 20.9%*. The adjusted 2008 effective tax rate was lower than the U.S. statutory tax rate primarily reflecting the benefit to taxes from the geographical mix of income before taxes and the related effective tax rates in those jurisdictions, the utilization of foreign tax credits and tax law changes.

The 2007 effective tax rate of 27.2% was lower than the U.S. statutory rate primarily reflecting tax benefits from the geographical mix of income before taxes and the related effective tax rates in those jurisdictions and the utilization of foreign tax credits, as well as the resolution of other tax matters. These benefits were partially offset by changes in tax law.

Our effective tax rate will change based on nonrecurring events as well as recurring factors including the geographical mix of income before taxes and the related effective tax rates in those jurisdictions and available foreign tax credits. In addition, our effective tax rate will change based on discrete or other nonrecurring events (such as audit settlements) that may not be predictable. Including the results from ACS, we anticipate that our effective tax rate for 2010 will be approximately 32%, excluding the effects of any discrete events.

Refer to Note 15 – Income and Other Taxes in the Consolidated Financial Statements for additional information.

* See the “Non-GAAP Measures” section for additional information.

Equity in Net Income of Unconsolidated Affiliates

2009 equity in net income of unconsolidated affiliates of $41 million is principally related to our 25% share of Fuji Xerox income. The $72 million decrease from 2008 is primarily due to Fuji Xerox’s lower net income, which has been impacted by the worldwide economic weakness, and includes $46 million related to our share of Fuji Xerox after-tax restructuring costs.

2008 equity in net income of unconsolidated affiliates of $113 million increased by $16 million from 2007, primarily due to a $14 million reduction in our share of Fuji Xerox restructuring charges.

Subsequent Events

We have operations in Venezuela where the U.S. Dollar is the functional currency. At December 31, 2009 our Venezuelan operations had approximately 90 million in net Bolivar-denominated monetary assets that were re-measured to U.S. Dollars at the official exchange rate of 2.15 Bolivars to the Dollar. In January 2010, Venezuela announced a devaluation of the Bolivar to an official rate of 4.30 Bolivars to the Dollar for our products. As a result of this devaluation, we expect to record a loss of approximately $21 million in the first quarter of 2010 for the re-measurement of our net Bolivar-denominated monetary assets. Other than the loss from re-measurement, we do not expect the devaluation to materially impact our results of operations or financial position in 2010 since we derive less than 0.5% of our total revenue from Venezuela and expect to take actions to lessen the effect of the devaluation.

On January 20, 2010, we acquired Irish Business Systems Limited (“IBS”) for approximately $31 million. This acquisition expands our reach into the small and mid-sized business (SMB) market in Ireland. IBS, with eight offices located throughout Ireland, is a managed print services provider and the largest independent supplier of digital imaging and printing solutions in Ireland.

Xerox 2009 Annual Report   17

On February 5, 2010, we completed the acquisition of ACS. Refer to Note 3-Acquisitions, Note 11-Debt and Note 17-Shareholders’ Equity for further information regarding the acquisition and associated funding for it.

Recent Accounting Pronouncements

On January 1, 2009, we adopted SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”, (Accounting Standards CodificationTM Topic 810-10-65). This guidance requires that minority interests be renamed noncontrolling interests and be presented as a separate component of equity. In addition, the Company must report a consolidated net income (loss) measure that includes the amount attributable to such noncontrolling interests for all periods presented.

Refer to Note 1 - Summary of Significant Accounting Policies in the Consolidated Financial Statements for a description of all recent accounting pronouncements including the respective dates of adoption and the effects on results of operations and financial condition.

Capital Resources and Liquidity

Cash Flow Analysis

The following summarizes our cash flows for the three years ended December 31, 2009, as reported in our Consolidated Statements of Cash Flows in the accompanying Consolidated Financial Statements:

	Year Ended December 31,			Change
(in millions)	2009	2008	2007	2009	2008
Net cash provided by operating activities	$2,208	$939	$1,871	$1,269	$(932)
Net cash used in investing activities	(343)	(441)	(1,612)	98	1,171
Net cash provided by (used in) financing activities	692	(311)	(619)	1,003	308
Effect of exchange rate changes on cash and cash equivalents	13	(57)	60	70	(117)

Increase (decrease) in cash and cash equivalents	2,570	130	(300)	2,440	430
Cash and cash equivalents at beginning of year	1,229	1,099	1,399	130	(300)

Cash and Cash Equivalents at End of Year	$3,799	$1,229	$1,099	$2,570	$130

Cash Flows from Operating Activities

Net cash provided by operating activities was $2,208 million for the year ended December 31, 2009. The $1,269 million increase from 2008 was primarily due to the following:

•	$587 million increase due to the absence of payments for securities-related litigation settlements.
•	$433 million increase as a result of lower inventory levels reflecting aggressive supply chain actions in light of lower sales volume.
•	$410 million increase from accounts receivables reflecting the benefits from sales of accounts receivables, lower revenue and strong collection effectiveness.
•

$177 million increase due to lower contributions to our defined pension benefit plans. The lower contributions are primarily in the U.S. as no contributions were required due to the availability of prior years’ credit balances.

•	$116 million increase due to lower net tax payments.
•	$84 million increase due to higher net run-off of finance receivables.
•	$64 million increase due to lower placements of equipment on operating leases reflecting lower install activity.
•	$440 million decrease in pre-tax income before litigation, restructuring and acquisition costs.
•	$139 million decrease due to higher restructuring payments related to prior years’ actions.

Xerox 2009 Annual Report   18

•	$54 million decrease due to lower accounts payable and accrued compensation primarily related to lower purchases and the timing of payments to suppliers.

Net cash provided by operating activities was $939 million for the year ended December 31, 2008. The $932 million decrease from 2007 was primarily due to the following:

•	$615 million decrease due to net payments for the settlement of the securities-related litigation.
•	$330 million decrease in pre-tax income before litigation and restructuring.
•	$90 million decrease due to higher net income tax payments, primarily resulting from the absence of prior year tax refunds.
•	$74 million decrease primarily due to lower benefit and compensation accruals.
•	$71 million decrease due to higher inventory levels as a result of lower equipment and supplies sales in 2008.
•	$136 million increase from accounts receivable due to strong collection effectiveness throughout 2008.
•	$107 million increase from derivatives, primarily due to the termination of certain interest rate swaps in fourth quarter 2008.

Cash Flows from Investing Activities

Net cash used in investing activities was $343 million for the year ended December 31, 2009. The $98 million increase from 2008 was primarily due to the following:

•	$142 million increase due to lower capital expenditures (including internal use software), reflecting very stringent spending controls.
•	$21 million decrease due to lower cash proceeds from asset sales.

Net cash used in investing activities was $441 million for the year ended December 31, 2008. The $1,171 million increase from 2007 was primarily due to the following:

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

Cash Flows from Financing Activities

Net cash provided by financing activities was $692 million for the year ended December 31, 2009. The $1,003 million increase from 2008 was primarily due to the following:

•	$812 million increase because no purchases were made under our share repurchase program during 2009.
•	$170 million increase from lower net repayments on secured debt.
•	$21 million increase due to lower share repurchases related to employee withholding taxes on stock-based compensation vesting.
•

$3 million decrease due to lower net debt proceeds. 2009 reflects the repayment of $1,029 million for Senior Notes due in 2009, net payments of $448 million for Zero Coupon Notes, net payments of $246 million on the Credit Facility, net payments of $35 million primarily for foreign short-term borrowings and $44 million of debt issuance costs for the Bridge Loan Facility commitment, which was recently terminated. These payments were partially offset by net proceeds of $2,725 million from the issuance of Senior Notes in May and December 2009. 2008 reflects the issuance of $1.4 billion in Senior Notes, $250 million in Zero Coupon Notes and net payments of $354 million on the Credit Facility and $370 million on other debt.

Xerox 2009 Annual Report   19

Net cash used in financing activities was $311 million for the year ended December 31, 2008. The $308 million increase from 2007 was primarily due to the following:

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

Financing Activities, Credit Facility and Capital Markets

Customer Financing Activities

We provide lease equipment financing to the majority of our customers. Our lease contracts permit customers to pay for equipment over time rather than at the date of installation. Our investment in these contracts is reflected in Total finance assets, net. We currently fund our customer financing activity through cash generated from operations, cash on hand, borrowings under bank credit facilities and proceeds from capital markets offerings.

We have arrangements in certain international countries and domestically through GIS, where third party financial institutions independently provide lease financing, on a non-recourse basis to Xerox, directly to our customers. In these arrangements, we sell and transfer title of the equipment to these financial institutions. Generally, we have no continuing ownership rights in the equipment subsequent to its sale; therefore, the unrelated third party finance receivable and debt are not included in our Consolidated Financial Statements.

The following represents Total finance assets associated with our lease and finance operations as of December 31, 2009 and 2008:

(in millions)	2009	2008
Total Finance receivables, net (1)	$7,027	$7,278
Equipment on operating leases, net	551	594

Total Finance Assets, net	$7,578	$7,872

(1)

Includes (i) billed portion of finance receivables, net, (ii) finance receivables, net and (iii) finance receivables due after one year, net as included in the Consolidated Balance Sheets as of December 31, 2009 and 2008.

The decrease of $294 million in Total finance assets, net includes favorable currency of $224 million.

Xerox 2009 Annual Report   20

We maintain a certain level of debt, referred to as financing debt, in order to support our investment in our lease contracts. We maintain an assumed 7:1 leverage ratio of debt to equity as compared to our finance assets for this financing aspect of our business. Based on this leverage, the following represents the breakdown of Total debt between financing debt and core debt as of December 31, 2009 and 2008:

(in millions)	2009	2008
Financing debt (1)	$6,631	$6,888
Core debt (2)	2,633	1,496

Total Debt	$9,264	$8,384

(1)

Financing debt includes $6,149 million and $6,368 million as of December 2009 and 2008, respectively, of debt associated with Total finance receivables, net and is the basis for our calculation of “equipment financing interest” expense. The remainder of the financing debt is associated with Equipment on operating leases.

(2)	Core debt at December 31, 2009 includes the $2.0 billion Senior Notes issuance which was used to fund the acquisition of ACS.

The following summarizes our debt:

(in millions)	2009	2008
Principal debt balance(3)	$9,122	$8,201
Net unamortized discount	(11)	(6)
Fair value adjustments	153	189

Total Debt (3)	9,264	8,384
Less: Current maturities and short-term debt	(988)	(1,610)

Total Long-term Debt(3)	$8,276	$6,774

(3)	Total debt at December 31, 2009 includes the $2.0 billion Senior Notes issuance which was used to fund the acquisition of ACS.

Principal debt balance at December 31, 2008 includes short-term debt of $61 million. Refer to Note 11 – Debt in the Consolidated Financial Statements for additional information regarding the above balances.

Financial Instruments

Refer to Note 13 - Financial Instruments in the Consolidated Financial Statements for additional information regarding our derivative financial instruments.

Share Repurchase Programs

Refer to Note 17 – Shareholders’ Equity – “Treasury Stock” in the Consolidated Financial Statements for further information regarding our share repurchase programs.

Dividends

The Board of Directors declared a 4.25 cent per share dividend on common stock in each quarter of 2009 and 2008.

Credit Facility

In October 2009, in connection with our anticipated acquisition of ACS, we amended our $2.0 billion Credit Facility and entered into a Bridge Loan Facility commitment as noted below. The Credit Facility amendment extended the maximum permitted leverage ratio of 4.25x through September 30, 2010, which will change to 4.00x through December 31, 2010, and to 3.75x thereafter. The amendment also included the following changes:

•

The definition of principal debt was changed such that principal debt was calculated as of December 31, 2009 net of cash proceeds from the Senior Notes issued in connection with the pre-funding of the ACS acquisition.

Xerox 2009 Annual Report   21

•

A portion of the Credit Facility that had a maturity date of April 30, 2012, was extended to a maturity date of April 30, 2013, consistent with the majority of the facility. Accordingly, after this amendment, approximately $1.6 billion, or approximately 80% of the Credit Facility, has a maturity date of April 30, 2013.

Capital Markets Offerings

In 2009, we raised net proceeds of $745 million and $1,980 million through the issuance of Senior Notes of $750 million in May and $2.0 billion in December, respectively. The net proceeds from the Senior Notes issued in December 2009 were used to fund the acquisition of ACS.

Refer to Note 3 – Acquisitions in the Consolidated Financial Statements for further information regarding the ACS acquisition, as well as Note 11 – Debt in the Consolidated Financial Statements for additional information regarding the Debt activity.

Bridge Loan Facility Commitment

In connection with the agreement to acquire ACS, in September 2009 we entered into a commitment for a syndicated $3.0 billion Bridge Loan Facility with several banks that was to be used for funding the acquisition in the event the transaction closed prior to obtaining permanent financing in the capital markets. Debt issuance costs for the Bridge Loan Facility commitment were $58 million. On December 4, 2009, the debt commitment was reduced to $500 million following our issuance of $2.0 billion of Senior Notes. On January 8, 2010, we terminated the remaining commitment because we concluded we had sufficient liquidity to complete the ACS acquisition without having to borrow under the Bridge Loan Facility.

Liquidity and Financial Flexibility

We manage our worldwide liquidity using internal cash management practices, which are subject to (1) the statutes, regulations and practices of each of the local jurisdictions in which we operate, (2) the legal requirements of the agreements to which we are a party and (3) the policies and cooperation of the financial institutions we utilize to maintain and provide cash management services.

Our liquidity is a function of our ability to successfully generate cash flows from a combination of efficient operations and access to capital markets. Our ability to maintain positive liquidity going forward depends on our ability to continue to generate cash from operations and access to financial markets, both of which are subject to general economic, financial, competitive, legislative, regulatory and other market factors that are beyond our control.

The following is a discussion of our liquidity position as of December 31, 2009:

•

As of December 31, 2009, total cash and cash equivalents was $3.8 billion and our borrowing capacity under our Credit Facility was $2.0 billion, reflecting no outstanding borrowings or letters of credit. Cash and cash equivalents at December 31, 2009 included the net proceeds from the $2.0 billion Senior Notes issued in December 2009, which were used to fund the acquisition of ACS.

•

Over the past three years we have consistently delivered strong cash flow from operations, driven by the strength of our annuity based revenue model. Cash flows from operations were $2,208 million, $939 million and $1,871 million for the years ended December 31, 2009, 2008 and 2007, respectively. Cash flows from operations in 2008 included $615 million in net payments for our securities litigation.

Xerox 2009 Annual Report   22

•	Our principal debt maturities are in line with historical and projected cash flows and are spread over the next ten years as follows (in millions):

Year	Amount
2010	$988
2011	802
2012	1,101
2013	961
2014	819
2015	1,000
2016	950
2017	500
2018	1,001
2019 and thereafter	1,000

Total	$9,122

In February 2010, in connection with the closing of our acquisition of ACS, we borrowed $649 million under our Credit Facility.

Loan Covenants and Compliance

At December 31, 2009, we were in full compliance with the covenants and other provisions of the Credit Facility, our Senior Notes and our Bridge Loan Facility commitment (which was terminated on January 8, 2010). We have the right to prepay any outstanding loans or to terminate the Credit Facility without penalty. Failure to be in compliance with any material provision or covenant of these agreements could have a material adverse effect on our liquidity and operations and our ability to continue to fund our customers’ purchase of Xerox equipment.

Refer to Note 11 – Debt for further information regarding debt arrangements.

Credit Ratings: We are currently rated investment grade by all major rating agencies. As of February 8, 2010 the ratings were as follows:

	Senior Unsecured Debt	Outlook
Moody’s	Baa2	Stable
Standard & Poors	BBB-	Stable
Fitch	BBB	Negative

Contractual Cash Obligations and Other Commercial Commitments and Contingencies

At December 31, 2009, we had the following contractual cash obligations and other commercial commitments and contingencies (in millions):

	2010	2011	2012	2013	2014	Thereafter
Long-term debt, including capital lease obligations (1)	$988	$802	$1,101	$961	$819	$4,451
Minimum operating lease commitments (2)	224	181	128	99	70	80
Liability to subsidiary trust issuing preferred securities (3)	—	—	—	—	—	649
Retiree Health Payments	103	101	100	100	98	457
Purchase Commitments
Flextronics (4)	503	—	—	—	—	—
Fuji Xerox(5)	1,256	—	—	—	—	—
EDS Contracts (6)	113	77	77	77	19	—
Other IM service contracts(7)	80	77	61	56	44	18

Total Contractual Cash Obligations	$3,267	$1,238	$1,467	$1,293	$1,050	$5,655

(1)	Refer to Note 11 - Debt in our Consolidated Financial Statements for additional information and interest payments related to long-term debt (amounts above include principal portion only).
(2)	Refer to Note 6 - Land, Buildings and Equipment, Net in our Consolidated Financial Statements for additional information related to minimum operating lease commitments.
(3)	Refer to Note 12 - Liability to Subsidiary Trust Issuing Preferred Securities in our Consolidated Financial Statements for additional information and interest payments (amounts above include principal portion only).

Xerox 2009 Annual Report   23

(4)	Flextronics: We outsource certain manufacturing activities to Flextronics and are currently in the third year of the Master Supply Agreement. The term of this agreement is three years, with two additional one year extension periods at our option. The amount included in the table reflects our estimate of purchases over the next year and is not a contractual commitment.
(5)	Fuji Xerox: The amount included in the table reflects our estimate of purchases over the next year and is not a contractual commitment.
(6)	EDS contract: We have an information management contract with Electronic Data Systems Corp. (“EDS”) through March 2014. Services to be provided under this contract include support for European and Brazilian mainframe system processing and application maintenance through June 2010, as well as workplace and service desk and voice and data network management through March 2014. There are no minimum payments required under this contract. The amounts disclosed in the table reflect our estimate of probable minimum payments for the periods shown. We can terminate the contract for convenience with six months prior notice, as defined in the contract, with no termination fee and with payment to EDS for costs incurred as of the termination date. Should we terminate the contract for convenience, we have an option to purchase the assets placed in service under the EDS contract.
(7)	IM (Information Management) services: During 2009 we terminated several agreements with EDS for information management services and entered into new agreements for similar services with several providers. Services to be provided under these contracts include support for data network transport; mainframe application processing, development and support; and mid-range applications processing and support. These contracts have various terms through 2015. Some of the contracts require minimum payments and include termination penalties. The amounts disclosed in this table reflect our estimate of probable minimum payments.

Pension and Other Post-retirement Benefit Plans

We sponsor pension and other post-retirement benefit plans that may require periodic cash contributions. Our 2009 contributions for these plans were $122 million for pensions and $107 million for our retiree health plans. We expect to make contributions of approximately $260 million to our worldwide defined benefit pension plans and $103 million to our retiree health benefit plans in 2010. Once the January 1, 2010 actuarial valuations are finalized for our U.S. qualified pension plans, we will reassess the need for additional contributions for these plans. No additional contributions were made in 2009, due to the ERISA funded status of our U.S. qualified pension plans and the availability of a credit balance that had resulted from funding in prior periods in excess of minimum requirements. In 2008, we made additional contributions above what was disclosed in the 2007 Annual Report of $165 million to our U.S. qualified pension plans.

Our retiree health benefit plans are non-funded and are almost entirely related to domestic operations. Cash contributions are made each year to cover medical claims costs incurred in that year. The amounts reported in the above table as retiree health payments represent our estimated future benefit payments.

Fuji Xerox

We purchased products, including parts and supplies, from Fuji Xerox totaling $1.6 billion, $2.1 billion and $1.9 billion in 2009, 2008 and 2007, respectively. Our purchase commitments with Fuji Xerox are in the normal course of business and typically have a lead time of three months. Related party transactions with Fuji Xerox are discussed in Note 7 - Investments in Affiliates, at Equity in the Consolidated Financial Statements.

Xerox 2009 Annual Report   24

Brazil Tax and Labor Contingencies

Our Brazilian operations were involved in various litigation matters and have received or been the subject of numerous governmental assessments related to indirect and other taxes, as well as disputes associated with former employees and contract labor. The tax matters, which comprise a significant portion of the total contingencies, principally relate to claims for taxes on the internal transfer of inventory, municipal service taxes on rentals and gross revenue taxes. We are disputing these tax matters and intend to vigorously defend our position. Based on the opinion of legal counsel and current reserves for those matters deemed probable of loss, we do not believe that the ultimate resolution of these matters will materially impact our results of operations, financial position or cash flows. The labor matters principally relate to claims made by former employees and contract labor for the equivalent payment of all social security and other related labor benefits, as well as consequential tax claims, as if they were regular employees. As of December 31, 2009, the total amounts related to the unreserved portion of the tax and labor contingencies, inclusive of any related interest, amounted to approximately $1,225 million, with the increase from the December 31, 2008 balance of $839 million primarily related to currency and current year interest indexation. In connection with the above proceedings, customary local regulations may require us to make escrow cash deposits or post other security of up to half of the total amount in dispute. As of December 31, 2009 we had $240 million of escrow cash deposits for matters we are disputing and there are liens on certain Brazilian assets with a net book value of $19 million and additional letters of credit of approximately $137 million. Generally, any escrowed amounts would be refundable and any liens would be removed to the extent the matters are resolved in our favor. We routinely assess all these matters as to probability of ultimately incurring a liability against our Brazilian operations and record our best estimate of the ultimate loss in situations where we assess the likelihood of an ultimate loss as probable.

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

Unrecognized Tax Benefits

As of December 31, 2009, we had $148 million of unrecognized tax benefits. This represents the tax benefits associated with various tax positions taken, or expected to be taken, on domestic and international tax returns that have not been recognized in our financial statements due to uncertainty regarding their resolution. The resolution or settlement of these tax positions with the taxing authorities is at various stages and therefore we are unable to make a reliable estimate of the eventual cash flows by period that may be required to settle these matters. In addition, certain of these matters may not require cash settlement due to the existence of credit and net operating loss carryforwards, as well as other offsets, including the indirect benefit from other taxing jurisdictions that may be available.

Off-Balance Sheet Arrangements

Although we rarely utilize off-balance sheet arrangements in our operations, we enter into operating leases in the normal course of business. The nature of these lease arrangements is discussed in Note 6 - Land, Buildings and Equipment, Net in the Consolidated Financial Statements. In addition, we have facilities in the U.S., Canada and several countries in Europe that enable us to sell, on an on-going basis, certain short-term accounts receivable without recourse to third parties. Refer to Note 4 – Receivables, Net in the Consolidated Financial Statements for further information.

Refer to Note 16 – Contingencies in the Consolidated Financial Statements for further information regarding our guarantees, indemnifications and warranty liabilities.

Xerox 2009 Annual Report   25

Financial Risk Management

We are exposed to market risk from foreign currency exchange rates and interest rates, which could affect operating results, financial position and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. These derivative financial instruments are utilized to hedge economic exposures, as well as reduce earnings and cash flow volatility resulting from shifts in market rates.

Recent market events have not required us to materially modify or change our financial risk management strategies with respect to our exposures to interest rate and foreign currency risk. Refer to Note 13 – Financial Instruments in the Consolidated Financial Statements for further discussion on our financial risk management.

Foreign Exchange Risk Management

Assuming a 10% appreciation or depreciation in foreign currency exchange rates from the quoted foreign currency exchange rates at December 31, 2009, the potential change in the fair value of foreign currency-denominated assets and liabilities in each entity would not be significant because all material currency asset and liability exposures were economically hedged as of December 31, 2009. A 10% appreciation or depreciation of the U.S. Dollar against all currencies from the quoted foreign currency exchange rates at December 31, 2009 would have a $689 million impact on our cumulative translation adjustment portion of equity. The net amount invested in foreign subsidiaries and affiliates primarily Xerox Limited, Fuji Xerox, Xerox Canada Inc. and Xerox do Brasil, and translated into Dollars using the year-end exchange rates, was $6.9 billion at December 31, 2009.

Interest Rate Risk Management

The consolidated weighted-average interest rates related to our total debt and liability to subsidiary trust issuing preferred securities for 2009, 2008 and 2007 approximated 6.1%, 6.6%, and 7.1%, respectively. Interest expense includes the impact of our interest rate derivatives.

Virtually all customer-financing assets earn fixed rates of interest. The interest rates on a significant portion of the Company’s term debt are fixed.

As of December 31, 2009, $2.4 billion of our total debt carried variable interest rates, including the effect of pay variable interest rate swaps we are utilizing with the intent to reduce the effective interest rate on our fixed coupon debt.

The fair market values of our fixed-rate financial instruments are sensitive to changes in interest rates. At December 31, 2009, a 10% change in market interest rates would change the fair values of such financial instruments by approximately $274 million.

Non-GAAP Financial Measures

We have reported our financial results in accordance with generally accepted accounting principles (“GAAP”). A reconciliation of the following non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP are set forth below:

Adjusted Revenue

We discussed the revenue growth for the year ended December 31, 2008 using non-GAAP financial measures. To understand trends in the business, we believe that it is helpful to adjust the revenue growth rates to illustrate the impact of the acquisition of GIS by including their estimated revenue for the comparable 2007 period. We refer to this adjusted revenue as “As Adjusted” in the following reconciliation table. Revenue “As Adjusted” adds GIS’s revenues from January 1, 2007 to May 8, 2007 to our 2007 reported revenue. Management believes these measures give investors an additional perspective on revenue trends, as well as the impact to the Company of the acquisition of GIS that was completed in May 2007.

Xerox 2009 Annual Report   26

	December 31,
(in millions)	2008	2007	Change
Equipment Sales Revenue:
As Reported	$4,679	$4,753	(2)%
As Adjusted	$4,679	$4,938	(5)%
Post Sale Revenue:
As Reported	$12,929	$12,475	4%
As Adjusted	$12,929	$12,681	2%
Total Revenues:
As Reported	$17,608	$17,228	2%
As Adjusted	$17,608	$17,619	—

Adjusted Effective Tax Rate

The effective tax rate for the year ended December 31, 2008 is discussed using a non-GAAP financial measure that excludes the effect of charges associated with an equipment write-off; restructuring and asset impairments; certain litigation matters and the settlement of certain previously unrecognized tax benefits. Management believes that it is helpful to exclude these effects to better understand, analyze and compare 2008’s income tax expense and effective tax rate to the 2007 amounts given the discrete nature and size of these items in 2008.

	Year Ended December 31, 2008
(in millions)	Pre-Tax Income	Income Taxes	Effective Tax Rate
As Reported	$(79)	$(231)	292.4%
Restructuring and asset impairment charges	426	134
Equipment write-off	39	15
Provision for securities litigation matters	774	283
Tax settlements	—	41

As Adjusted	$1,160	$242	20.9%

Management believes that these non-GAAP financial measures provide an additional means of analyzing the current period results against the corresponding prior period results. However, non-GAAP financial measures should be viewed in addition to, and not as a substitute for, the Company’s reported results prepared in accordance with GAAP.

Forward-Looking Statements

This Annual Report contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Information concerning these factors is included in our 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”). We do not intend to update these forward-looking statements, except as required by law.

Xerox 2009 Annual Report   27

XEROX CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
(in millions, except per-share data)	2009	2008	2007
Revenues
Sales	$6,646	$8,325	$8,192
Service, outsourcing and rentals	7,820	8,485	8,214
Finance income	713	798	822

Total Revenues	15,179	17,608	17,228
Costs and Expenses
Cost of sales	4,395	5,519	5,254
Cost of service, outsourcing and rentals	4,488	4,929	4,707
Equipment financing interest	271	305	316
Research, development and engineering expenses	840	884	912
Selling, administrative and general expenses	4,149	4,534	4,312
Restructuring and asset impairment charges	(8)	429	(6)
Acquisition-related costs	72	—	—
Other expenses, net	345	1,087	265

Total Costs and Expenses	14,552	17,687	15,760

Income (Loss) before Income Taxes and Equity Income	627	(79)	1,468
Income tax expense (benefit)	152	(231)	400
Equity in net income of unconsolidated affiliates	41	113	97

Net Income	516	265	1,165
Less: Net income attributable to noncontrolling interests	31	35	30

Net Income Attributable to Xerox	$485	$230	$1,135

Basic Earnings per Share	$0.56	$0.26	$1.21
Diluted Earnings per Share	$0.55	$0.26	$1.19

The accompanying notes are an integral part of these Consolidated Financial Statements.

Xerox 2009 Annual Report   28

XEROX CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,
(in millions, except share data in thousands)	2009	2008
Assets
Cash and cash equivalents	$3,799	$1,229
Accounts receivable, net	1,702	2,184
Billed portion of finance receivables, net	226	254
Finance receivables, net	2,396	2,461
Inventories	900	1,232
Other current assets	708	790

Total current assets	9,731	8,150
Finance receivables due after one year, net	4,405	4,563
Equipment on operating leases, net	551	594
Land, buildings and equipment, net	1,309	1,419
Investments in affiliates, at equity	1,056	1,080
Intangible assets, net	598	610
Goodwill	3,422	3,182
Deferred tax assets, long-term	1,640	1,692
Other long-term assets	1,320	1,157

Total Assets	$24,032	$22,447

Liabilities and Equity
Short-term debt and current portion of long-term debt	$988	$1,610
Accounts payable	1,451	1,446
Accrued compensation and benefits costs	695	625
Other current liabilities	1,327	1,769

Total current liabilities	4,461	5,450
Long-term debt	8,276	6,774
Liability to subsidiary trust issuing preferred securities	649	648
Pension and other benefit liabilities	1,884	1,747
Post-retirement medical benefits	999	896
Other long-term liabilities	572	574

Total Liabilities	16,841	16,089

Common stock	871	866
Additional paid-in capital	2,493	2,447
Retained earnings	5,674	5,341
Accumulated other comprehensive loss	(1,988)	(2,416)

Xerox Shareholders’ Equity	7,050	6,238
Noncontrolling interests	141	120

Total Equity	7,191	6,358

Total Liabilities and Equity	$24,032	$22,447

Shares of Common Stock Issued and Outstanding	869,381	864,777

The accompanying notes are an integral part of these Consolidated Financial Statements.

Xerox 2009 Annual Report   29

XEROX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in millions)	2009	2008	2007
Cash Flows from Operating Activities:
Net income	$516	$265	$1,165
Adjustments required to reconcile net income to cash flows from operating activities:
Depreciation and amortization	698	669	656
Provision for receivables	289	199	131
Provision for inventory	52	115	66
Deferred tax expense (benefit)	120	(324)	224
Net gain on sales of businesses and assets	(16)	(21)	(7)
Undistributed equity in net income of unconsolidated affiliates	(25)	(53)	(60)
Stock-based compensation	85	85	89
Provision for litigation, net	—	781	—
Payments for securities litigation, net	(28)	(615)	—
Restructuring and asset impairment charges	(8)	429	(6)
Payments for restructurings	(270)	(131)	(235)
Contributions to pension benefit plans	(122)	(299)	(298)
Decrease (increase) in accounts receivable and billed portion of finance receivables	467	57	(79)
Decrease (increase) in inventories	319	(114)	(43)
Increase in equipment on operating leases	(267)	(331)	(331)
Decrease in finance receivables	248	164	119
Decrease (increase) in other current and long-term assets	129	(8)	130
Increase in accounts payable and accrued compensation	157	211	285
(Decrease) increase in other current and long-term liabilities	(100)	(174)	38
Net change in income tax assets and liabilities	(18)	(92)	73
Net change in derivative assets and liabilities	(56)	230	(10)
Other operating, net	38	(104)	(36)

Net cash provided by operating activities	2,208	939	1,871

Cash Flows from Investing Activities:
Cost of additions to land, buildings and equipment	(95)	(206)	(236)
Proceeds from sales of land, buildings and equipment	17	38	25
Cost of additions to internal use software	(98)	(129)	(123)
Acquisitions, net of cash acquired	(163)	(155)	(1,615)
Net change in escrow and other restricted investments	(6)	8	200
Other investing, net	2	3	137

Net cash used in investing activities	(343)	(441)	(1,612)

Cash Flows from Financing Activities:
Net payments on secured financings	(57)	(227)	(1,869)
Net proceeds on other debt	923	926	1,814
Common stock dividends	(149)	(154)	—
Proceeds from issuances of common stock	1	6	65
Excess tax benefits from stock-based compensation	—	2	22
Payments to acquire treasury stock, including fees	—	(812)	(632)
Repurchases related to stock-based compensation	(12)	(33)	—
Other financing	(14)	(19)	(19)

Net cash provided by (used in) financing activities	692	(311)	(619)

Effect of exchange rate changes on cash and cash equivalents	13	(57)	60

Increase (decrease) in cash and cash equivalents	2,570	130	(300)
Cash and cash equivalents at beginning of year	1,229	1,099	1,399

Cash and Cash Equivalents at End of Year	$3,799	$1,229	$1,099

The accompanying notes are an integral part of these Consolidated Financial Statements.

Xerox 2009 Annual Report   30

XEROX CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in millions)	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	AOCL (1)	Xerox Shareholders’ Equity	Non- controlling Interests	Total Equity

Balance at December 31, 2006	$956	$3,710	$(141)	$4,202	$(1,647)	$7,080	$108	$7,188

Net income	—	—	—	1,135	—	1,135	30	1,165
Translation adjustments	—	—	—	—	501	501	1	502
Cumulative effect of change in accounting principles	—	—	—	(9)	—	(9)	—	(9)
Changes in defined benefit plans (2)	—	—	—	—	382	382	—	382
Other unrealized losses	—	—	—	—	(1)	(1)	—	(1)

Comprehensive Income						$2,008	$31	$2,039

Cash dividends declared on common stock(3)	—	—	—	(40)	—	(40)	—	(40)
Stock option and incentive plans, net	7	165	—	—	—	172	—	172
Payments to acquire treasury stock	—	—	(632)	—	—	(632)	—	(632)
Cancellation of treasury stock	(43)	(699)	742	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	(19)	(19)
Purchase of noncontrolling interests(4)	—	—	—	—	—	—	(17)	(17)

Balance at December 31, 2007	$920	$3,176	$(31)	$5,288	$(765)	$8,588	$103	$8,691

Net income	—	—	—	230	—	230	35	265
Translation adjustments	—	—	—	—	(1,364)	(1,364)	(3)	(1,367)
Cumulative effect of change in accounting principles	—	—	—	(25)	—	(25)	—	(25)
Changes in defined benefit plans (2)	—	—	—	—	(286)	(286)	—	(286)
Other unrealized losses, net	—	—	—	—	(1)	(1)	—	(1)

Comprehensive (Loss) Income						$(1,446)	$32	$(1,414)

Cash dividends declared on common stock(3)	—	—	—	(152)	—	(152)	—	(152)
Stock option and incentive plans, net	5	55	—	—	—	60	—	60
Payments to acquire treasury stock	—	—	(812)	—	—	(812)	—	(812)
Cancellation of treasury stock	(59)	(784)	843	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	(15)	(15)

Balance at December 31, 2008	$866	$2,447	$—	$5,341	$(2,416)	$6,238	$120	$6,358

Net income	—	—	—	485	—	485	31	516
Translation adjustments	—	—	—	—	595	595	1	596
Changes in defined benefit plans (2)	—	—	—	—	(169)	(169)	—	(169)
Other unrealized gains	—	—	—	—	2	2	—	2

Comprehensive Income						$913	$32	$945

Cash dividends declared on common stock(3)	—	—	—	(152)	—	(152)	—	(152)
Stock option and incentive plans, net	5	67	—	—	—	72	—	72
Tax loss on stock option and incentive plans, net	—	(21)	—	—	—	(21)	—	(21)
Distributions to noncontrolling interests	—	—	—	—	—	—	(11)	(11)

Balance at December 31, 2009	$871	$2,493	$—	$5,674	$(1,988)	$7,050	$141	$7,191

(1)	Refer to Note 1 “Accumulated Other Comprehensive Loss (AOCL)” section for additional information.
(2)	Refer to Note 14 - Employee Benefit Plans for additional information.
(3)	Cash dividends declared of $0.0425 in the fourth quarter 2007 and in each of the four quarters in 2008 and 2009.
(4)	Represents purchase of De Lage Landen’s 51% ownership interest in our lease finance joint venture in the Netherlands.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Xerox 2009 Annual Report   31

Notes to the Consolidated Financial Statements

Dollars in millions, except per share data and unless otherwise indicated.

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

Basis of Consolidation

The Consolidated Financial Statements include the accounts of Xerox Corporation and all of our controlled subsidiary companies. All significant intercompany accounts and transactions have been eliminated. Investments in business entities in which we do not have control, but we have the ability to exercise significant influence over operating and financial policies (generally 20% to 50% ownership) are accounted for using the equity method of accounting. Operating results of acquired businesses are included in the Consolidated Statements of Income from the date of acquisition.

We consolidate variable interest entities if we are deemed to be the primary beneficiary of the entity. Operating results for variable interest entities in which we are determined to be the primary beneficiary are included in the Consolidated Statements of Income from the date such determination is made.

For convenience and ease of reference, we refer to the financial statement caption “Income (Loss) before Income Taxes and Equity Income” as “Pre-tax Income” or “Pre-tax Loss” throughout the Notes to the Consolidated Financial Statements.

In 2009, we changed the presentation of our financial statements for noncontrolling (minority) interests. Refer to “Business Combinations and Noncontrolling Interests” below for additional information.

Use of Estimates

The preparation of our Consolidated Financial Statements, in accordance with accounting principles generally accepted in the United States of America, requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to: (i) allocation of revenues and fair values in leases and other multiple element arrangements; (ii) accounting for residual values; (iii) economic lives of leased assets; (iv) allowance for doubtful accounts; (v) inventory valuation; (vi) restructuring and related charges; (vii) asset impairments; (viii) depreciable lives of assets; (ix) useful lives of intangible assets; (x) pension and post-retirement benefit plans; (xi) income tax reserves and valuation allowances; and (xii) contingency and litigation reserves. Future events and their effects cannot be predicted with certainty; accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our Consolidated Financial Statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results could differ from those estimates.

Xerox 2009 Annual Report   32

The following table summarizes certain significant charges that require management estimates:

	Year Ended December 31,
	2009	2008	2007
Restructuring provisions and asset impairments	$(8)	$429	$(6)
Amortization of acquired intangible assets(1)	64	58	46
Provisions for receivables	289	199	131
Provisions for obsolete and excess inventory	52	115	66
Provisions for litigation and regulatory matters	9	781	(6)
Depreciation and obsolescence of equipment on operating leases	329	298	269
Depreciation of buildings and equipment	247	257	262
Amortization of internal use and product software	58	56	79
Defined pension benefits – net periodic benefit cost	232	174	235
Other post-retirement benefits – net periodic benefit cost	26	77	102
Deferred tax asset valuation allowance provisions	(11)	17	14

(1)	Note this includes amortization of $4 for patents which is included in cost of sales.

Changes in Estimates

In the ordinary course of accounting for items discussed above, we make changes in estimates as appropriate and as we become aware of circumstances surrounding those estimates. Such changes and refinements in estimation methodologies are reflected in reported results of operations in the period in which the changes are made and, if material, their effects are disclosed in the Notes to the Consolidated Financial Statements.

New Accounting Standards and Accounting Changes

FASB Establishes Accounting Standards Codification™

In 2009, the FASB issued Accounting Standards Update No. 2009-01, “Generally Accepted Accounting Principles” (ASC Topic 105) which establishes the FASB Accounting Standards Codification (“the Codification” or “ASC”) as the official single source of authoritative U.S. generally accepted accounting principles (“GAAP”). All existing accounting standards are superseded. All other accounting guidance not included in the Codification will be considered non-authoritative. The Codification also includes all relevant Securities and Exchange Commission (“SEC”) guidance organized using the same topical structure in separate sections within the Codification.

Following the Codification, the Board will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASU”) which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented. The Codification was effective for our third-quarter 2009 financial statements and the principal impact on our financial statements is limited to disclosures as all future references to authoritative accounting literature will be referenced in accordance with the Codification. In order to ease the transition to the Codification, we are providing the Codification cross-reference alongside the references to the standards issued and adopted prior to the adoption of the Codification.

Fair Value Accounting

In 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (ASC Topic 820) which defines fair value, establishes a market-based framework or hierarchy for measuring fair value and expands disclosures about fair value

Xerox 2009 Annual Report   33

measurements. This guidance is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. It does not expand or require any new fair value measures; however the application of this statement may change current practice. We adopted this guidance for financial assets and liabilities effective January 1, 2008 and for non-financial assets and liabilities effective January 1, 2009. The adoption of this guidance, which primarily affected the valuation of our derivative contracts, did not have a material effect on our financial condition or results of operations.

In 2009, the FASB issued the following updates that provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities:

•

FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (ASC Topic 820-10-65).

•	FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (ASC Topic 320-10-65).
•	FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (ASC Topic 320-10-65).

We elected to early adopt these updates effective March 31, 2009 and the adoption did not have a material effect on our financial condition or results of operations.

In 2009, the FASB issued ASU No. 2009-05 which amends Fair Value Measurements and Disclosures – Overall (ASC Topic 820-10) to provide guidance on the fair value measurement of liabilities. This update provides clarification for circumstances in which a quoted price in an active market for the identical liability is not available. This update was effective October 1, 2009 (our fourth quarter) and did not have a material effect on our financial condition or results of operations.

In 2010, the FASB issued ASU No. 2010-06 which amends Fair Value Measurements and Disclosures – Overall (ASC Topic 820-10). This update requires a gross presentation of activities within the Level 3 roll forward and adds a new requirement to disclose transfers in and out of Level 1 and 2 measurements. The update also clarifies the following existing disclosure requirements in ASC 820-10 regarding: i) the level of disaggregation of fair value measurements; and ii) the disclosures regarding inputs and valuation techniques. This update is effective for our fiscal year beginning January 1, 2010 except for the gross presentation of the Level 3 roll forward information, which is effective for our fiscal year beginning January 1, 2011. The principle impact from this update will be expanded disclosures regarding our fair value measurements.

Business Combinations and Noncontrolling Interests

In 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (ASC Topic 805). This guidance requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose the information needed to evaluate and understand the nature and financial effect of the business combination. We adopted this guidance effective January 1, 2009 and have applied it to all business combinations prospectively from that date. The impact of ASC Topic 805 on our consolidated financial statements will depend upon the nature, terms and size of the acquisitions we consummate in the future.

In 2009, the FASB issued Staff Position No. FSP FAS 141(R)-1; “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (ASC Topic 805-20). This updated guidance amended the accounting treatment for assets and liabilities arising from contingencies in a business combination and requires that pre-acquisition contingencies be recognized at fair value, if fair value can be reasonably determined. If fair value cannot be reasonably determined, measurement should be based on the best estimate in accordance with SFAS No. 5, “Accounting for Contingencies” (ASC Topic 405). This updated guidance was effective January 1, 2009.

Xerox 2009 Annual Report   34

In 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51” (ASC Topic 810-10-65). This guidance requires companies to present noncontrolling (minority) interests as equity (as opposed to a liability) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. In addition, it requires companies to report a consolidated net income (loss) measure that includes the amount attributable to such noncontrolling interests. We adopted this guidance effective January 1, 2009, and have applied it to noncontrolling interests prospectively from that date. The presentation and disclosure requirements were applied retrospectively for all periods presented. As a result of this adoption, we reclassified noncontrolling interests in the amount of $120 from Other long-term liabilities to equity in the December 31, 2008 balance sheet.

Revenue Recognition

In 2009, the FASB issued the following ASUs:

•

ASU No. 2009-13, Revenue Recognition (ASC Topic 605) - Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force. This guidance modifies the fair value requirements of ASC subtopic 605-25 Revenue Recognition-Multiple Element Arrangements by allowing the use of the “best estimate of selling price” in addition to VSOE and VOE (now referred to as TPE standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted.

•

ASU No. 2009-14, Software (ASC Topic 985) - Certain Revenue Arrangements That Include Software Elements, a consensus of the FASB Emerging Issues Task Force. This guidance modifies the scope of ASC subtopic 985-605 Software-Revenue Recognition to exclude from its requirements (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality.

These updates require expanded qualitative and quantitative disclosures and are effective for fiscal years beginning on or after June 15, 2010. We have elected to adopt these updates effective for our fiscal year beginning January 1, 2010 and we will apply them prospectively from that date for new or materially modified arrangements. We do not believe adoption of these updates will have a material effect on our financial condition or results of operations.

Benefit Plans Accounting

In 2008, the FASB issued Staff Position No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (ASC Topic 715-20-65). This guidance expands disclosure by requiring the following new disclosures: 1) how investment allocation decisions are made by management; 2) major categories of plan assets; 3) a roll-forward of assets valued with non-observable market inputs; and 4) significant concentrations of risk. Additionally, ASC 715-20-65 requires an employer to disclose information about the valuation of plan assets similar to that required in ASC Topic 820 Fair Value Measurements and Disclosures. This guidance was effective for our fiscal year ending December 31, 2009. The only impact from this standard was to require us to expand disclosures regarding our benefit plan assets. Refer to Note 14-Employee Benefit Plans for expanded disclosures.

Other Accounting Changes

In January 2010, the FASB issued the following Codification updates:

•

ASU 2010-01 which amends Equity (ASC Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash—a consensus of the FASB Emerging Issues Task Force. This update clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of applying ASC Topics 505 and 260 (Equity and Earnings Per Share). This update was effective October 1, 2009 (our fourth quarter) and did not have a material effect on our financial condition or results of operations.

Xerox 2009 Annual Report   35

•

ASU 2010-02 which amends Consolidation (ASC Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification. This update provides amendments to ASC Topic 810 to clarify the scope of the decrease in ownership provisions of the topic and related guidance. This update was effective October 1, 2009 (our fourth quarter) and did not have a material effect on our financial condition or results of operations.

In 2009, the FASB issued the following codification updates:

•

ASU 2009-16 which amends Transfers and Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets. This update removed the concept of a qualifying special-purpose entity and removed the exception from applying consolidation guidance to these entities. This update also clarified the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. We adopted this update effective for our fiscal year beginning January 1, 2010. We have certain accounts receivable sale arrangements that will require modification in order to qualify for sale accounting under this updated guidance. Assuming those arrangements are modified, we do not believe adoption of this update will have a material effect on our financial condition or results of operations.

•

ASU 2009-17 which amends Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This update requires an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. It also requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. We adopted this update effective for our fiscal year beginning January 1, 2010 and we do not believe adoption of this update will have a material effect on our financial condition or results of operations.

•

In 2009, the FASB issued SFAS No. 165, “Subsequent Events” (ASC Topic 855). This guidance is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance was effective for our second quarter ended June 30, 2009.

During 2009 and early 2010, the FASB has issued several ASUs – ASU No. 2009-02 through ASU No. 2009-17 and ASU No. 2010-01 through ASU No. 2010-08. Except for ASUs No. 2009-05, 2009-13, 2009-14, 2009-16, 2009-17, 2010-01, 2010-02 and 2010-06 discussed above, the remaining ASUs entail technical corrections to existing guidance or affect guidance related to specialized industries or entities and therefore have minimal, if any, impact on the Company.

Summary of Accounting Policies

Revenue Recognition

We generate revenue through the sale and rental of equipment, service and supplies and income associated with the financing of our equipment sales. Revenue is recognized when earned. More specifically, revenue related to sales of our products and services is recognized as follows:

Equipment: Revenues from the sale of equipment, including those from sales-type leases, are recognized at the time of sale or at the inception of the lease, as appropriate. For equipment sales that require us to install the product at the customer location, revenue is recognized when the equipment has been delivered and installed at the customer location. Sales of customer installable products are recognized upon shipment or receipt by the customer according to the customer’s shipping terms. Revenues from equipment under other leases and similar arrangements are accounted for by the operating lease method and are recognized as earned over the lease term, which is generally on a straight-line basis.

Xerox 2009 Annual Report   36

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

Revenues associated with outsourcing services, as well as professional and value-added services are generally recognized as such services are performed. In those service arrangements where final acceptance of a system or solution by the customer is required, revenue is deferred until all acceptance criteria have been met. Costs associated with service arrangements are generally recognized as incurred. Initial direct costs of an arrangement are capitalized and amortized over the contractual service period. Long-lived assets used in the fulfillment of the arrangements are capitalized and depreciated over the shorter of their useful life or the term of the contract. Losses on service arrangements are recognized in the period that the contractual loss becomes probable and estimable.

Sales to distributors and resellers: We utilize distributors and resellers to sell certain of our products to end-users. We refer to our distributor and reseller network as our two-tier distribution model. Sales to distributors and resellers are generally recognized as revenue when products are sold to such distributors and resellers. Distributors and resellers participate in various cooperative marketing and other programs, and we record provisions for these programs as a reduction to revenue when the sales occur. Similarly, we account for our estimates of sales returns and other allowances when the sales occur based on our historical experience.

Supplies: Supplies revenue generally is recognized upon shipment or utilization by customers in accordance with the sales terms.

Software: Software included within our equipment and services is generally considered incidental and is therefore accounted for as part of the equipment sales or services revenues. Software accessories sold in connection with our equipment sales, as well as free-standing software sales are accounted for as separate deliverables or elements. In most cases, these software products are sold as part of multiple element arrangements and include software maintenance agreements for the delivery of technical service, as well as unspecified upgrades or enhancements on a when-and-if-available basis. In those software accessory and free-standing software arrangements that include more than one element, we allocate the revenue among the elements based on vendor-specific objective evidence (“VSOE”) of fair value. VSOE of fair value is based on the price charged when the deliverable is sold separately by us on a regular basis and not as part of the multiple-element arrangement. Revenue allocated to software is normally recognized upon delivery while revenue allocated to the software maintenance element is recognized ratably over the term of the arrangement.

Leases: Our accounting for leases involves specific determinations regarding complex accounting provisions, as well as significant judgments. The two primary accounting provisions which we use to classify transactions as sales-type or operating leases are: 1) a review of the lease term to determine if it is equal to or greater than 75% of the economic life of the equipment and 2) a review of the present value of the minimum lease payments to determine if they are equal to or greater than 90% of the fair market value of the equipment at the inception of the lease. Our leases in our Latin America operations have historically been recorded as operating leases given the cancellable nature of the contract or because the recoverability of the lease investment is deemed not to be predictable at lease inception.

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

Xerox 2009 Annual Report   37

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

Bundled Arrangements: We sell our products and services under bundled lease arrangements, which typically include equipment, service, supplies and financing components for which the customer pays a single negotiated fixed minimum monthly payment for all elements over the contractual lease term. These arrangements also typically include an incremental, variable component for page volumes in excess of contractual page volume minimums, which are often expressed in terms of price per page. The fixed minimum monthly payments are multiplied by the number of months in the contract term to arrive at the total fixed minimum payments that the customer is obligated to make (“fixed payments”) over the lease term. The payments associated with page volumes in excess of the minimums are contingent on whether or not such minimums are exceeded (“contingent payments”). The minimum contractual committed page volumes are typically negotiated to equal the customer’s estimated page volume at lease inception. In applying our lease accounting methodology, we only consider the fixed payments for purposes of allocating to the relative fair value elements of the contract. Contingent payments, if any, are inherently uncertain and therefore are recognized as revenue in the period when the customer exceeds the minimum copy volumes specified in the contract. Revenues under bundled arrangements are allocated considering the relative fair values of the lease and non-lease deliverables included in the bundled arrangement based upon the estimated relative fair values of each element. Lease deliverables include maintenance and executory costs, equipment and financing, while non-lease deliverables generally consist of the supplies and non-maintenance services. Our revenue allocation for the lease deliverables begins by allocating revenues to the maintenance and executory costs plus profit thereon. The remaining amounts are allocated to the equipment and financing elements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, including money-market funds, and investments with original maturities of three months or less.

Restricted Cash and Investments

As more fully discussed in Note 16 - Contingencies, various litigation matters in Brazil require us to make cash deposits as a condition of continuing the litigation. In addition, several of our secured financing arrangements and other contracts require us to post cash collateral or maintain minimum cash balances in escrow. These cash amounts are classified in our Consolidated Balance Sheets based on when the cash will be contractually or judicially released (refer to Note 10-Supplementary Financial Information for classification of amounts). At December 31, 2009 and 2008, such restricted cash amounts were as follows:

	December 31,
	2009	2008
Tax and other litigation deposits in Brazil	$240	$167
Escrow and cash collections related to receivable sales and secured borrowing arrangements	29	16
Other restricted cash	20	20

Total Restricted Cash and Investments	$289	$203

Xerox 2009 Annual Report   38

Provisions for Losses on Uncollectible Receivables

The provisions for losses on uncollectible trade and finance receivables are determined principally on the basis of past collection experience applied to ongoing evaluations of our receivables and evaluations of the default risks of repayment.

Allowances for doubtful accounts as of December 31, 2009 and 2008 were as follows:

	December 31,
	2009	2008
Allowance for doubtful accounts receivables	$148	$131
Allowance for doubtful finance receivables	$222	$198

Inventories

Inventories are carried at the lower of average cost or market. Inventories also include equipment that is returned at the end of the lease term. Returned equipment is recorded at the lower of remaining net book value or salvage value. Salvage value consists of the estimated market value (generally determined based on replacement cost) of the salvageable component parts, which are expected to be used in the remanufacturing process. We regularly review inventory quantities and record a provision for excess and/or obsolete inventory based primarily on our estimated forecast of product demand, production requirements and servicing commitments. Several factors may influence the realizability of our inventories, including our decision to exit a product line, technological changes and new product development. The provision for excess and/or obsolete raw materials and equipment inventories is based primarily on near term forecasts of product demand and include consideration of new product introductions, as well as changes in remanufacturing strategies. The provision for excess and/or obsolete service parts inventory is based primarily on projected servicing requirements over the life of the related equipment populations.

Land, Buildings and Equipment and Equipment on Operating Leases

Land, buildings and equipment are recorded at cost. Buildings and equipment are depreciated over their estimated useful lives. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life. Equipment on operating leases is depreciated to estimated salvage value over the lease term. Depreciation is computed using the straight-line method. Significant improvements are capitalized and maintenance and repairs are expensed. Refer to Note 5 - Inventories and Equipment on Operating Leases, Net and Note 6 - Land, Buildings and Equipment, Net for further discussion.

Internal Use Software

We capitalize direct costs associated with developing, purchasing or otherwise acquiring software for internal use and amortize these costs on a straight-line basis over the expected useful life of the software, beginning when the software is implemented. Useful lives of the software generally vary from three to seven years. Amortization expense was $53, $50, and $76 for the years ended December 31, 2009, 2008 and 2007, respectively. Capitalized costs were $354 and $288 as of December 31, 2009 and 2008, respectively.

Xerox 2009 Annual Report   39

Goodwill and Other Intangible Assets

Goodwill is tested for impairment annually or more frequently if an event or circumstance indicates that an impairment loss may have been incurred. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units and determination of the fair value of each reporting unit. We estimate the fair value of each reporting unit using a discounted cash flow methodology. This requires us to use significant judgment including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur, determination of our weighted average cost of capital and relevant market data.

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

Research, Development and Engineering (“RD&E”)

Research, development and engineering costs are expensed as incurred. Sustaining engineering costs are incurred with respect to on-going product improvements or environmental compliance after initial product launch. Our RD&E expense for the three years ended December 31, 2009 was as follows:

	December 31,
	2009	2008	2007
R&D	$713	$750	$764
Sustaining engineering	127	134	148

Total RD&E Expense	$840	$884	$912

Restructuring Charges

Costs associated with exit or disposal activities, including lease termination costs and certain employee severance costs associated with restructuring, plant closing or other activity, are recognized when they are incurred. In those geographies where we have either a formal severance plan or a history of consistently providing severance benefits representing a substantive plan, we recognize severance costs when they are both probable and reasonably estimable. Refer to Note 9 – Restructuring and Asset Impairment Charges for further information.

Xerox 2009 Annual Report   40

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

Several statistical and other factors that attempt to anticipate future events are used in calculating the expense, liability and asset values related to our pension and post-retirement benefit plans. These factors include assumptions we make about the discount rate, expected return on plan assets, rate of increase in healthcare costs, the rate of future compensation increases, and mortality among others. Actual returns on plan assets are not immediately recognized in our income statement, due to the delayed recognition requirement. In calculating the expected return on the plan asset component of our net periodic pension cost, we apply our estimate of the long-term rate of return to the plan assets that support our pension obligations, after deducting assets that are specifically allocated to Transitional Retirement Accounts (which are accounted for based on specific plan terms).

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

The discount rate is used to present value our future anticipated benefit obligations. In estimating our discount rate, we consider rates of return on high quality fixed-income investments included in various published bond indexes, adjusted to eliminate the effects of call provisions and differences in the timing and amounts of cash outflows related to the bonds, as well as the expected timing of pension and other benefit payments. In the U.S. and the U.K., which comprise approximately 80% of our projected benefit obligation, we consider the Moody’s Aa Corporate Bond Index and the International Index Company’s iBoxx Sterling Corporate AA Cash Bond Index, respectively, in the determination of the appropriate discount rate assumptions. Refer to Note 14 - Employee Benefit Plans for further information.

Each year, the difference between the actual return on plan assets and the expected return on plan assets, as well as increases or decreases in the benefit obligation as a result of changes in the discount rate are added to or subtracted from any cumulative actuarial gain or loss that arose in prior years. This resultant amount is the net actuarial gain or loss recognized in Accumulated other comprehensive loss and is subject to subsequent amortization to net periodic pension cost in future periods over the remaining service lives of the employees participating in the pension plan.

Foreign Currency Translation and Re-measurement

The functional currency for most foreign operations is the local currency. Net assets are translated at current rates of exchange and income, expense and cash flow items are translated at average exchange rates for the applicable period. The translation adjustments are recorded in Accumulated other comprehensive loss.

The U.S. Dollar is used as the functional currency for certain subsidiaries that conduct their business in U.S. Dollars. A combination of current and historical exchange rates is used in re-measuring the local currency transactions of these subsidiaries and the resulting exchange adjustments are included in income.

Foreign currency losses were $26, $34 and $8 in 2009, 2008 and 2007, respectively, and are included in Other expenses, net in the accompanying Consolidated Statements of Income.

Xerox 2009 Annual Report   41

We have operations in Venezuela where the U.S. Dollar is the functional currency. At December 31, 2009 our Venezuelan operations had approximately 90 million in net Bolivar-denominated monetary assets that were re-measured to U.S. Dollars at the official exchange rate of 2.15 Bolivars to the Dollar. In January 2010, Venezuela announced a devaluation of the Bolivar to an official rate of 4.30 Bolivars to the Dollar for our products. As a result of this devaluation, we expect to record a loss of approximately $21 in the first quarter of 2010 for the re-measurement of our net Bolivar-denominated monetary assets.

Accumulated Other Comprehensive Loss (“AOCL”)

AOCL is composed of the following for the three years ending December 31, 2009:

	December 31,
	2009	2008	2007
Cumulative translation adjustments	$(800)	$(1,395)	$(31)
Benefit plans net actuarial losses and prior service credits(1)	(1,190)	(1,021)	(735)
Other unrealized (losses) gains, net	2	—	1

Total Accumulated Other Comprehensive Loss	$(1,988)	$(2,416)	$(765)

(1)	Includes our share of Fuji Xerox.

Note 2 – Segment Reporting

Our reportable segments are consistent with how we manage the business and view the markets we serve. Our reportable segments are Production, Office and Other. The Production and Office segments are centered on strategic product groups which share common technology, manufacturing and product platforms, as well as classes of customers.

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

The Office segment includes black-and-white products which operate at speeds up to 95 ppm and color devices up to 85 ppm. Products include our family of ColorQube™, WorkCentre® multifunction printers, Phaser® desktop printers and digital multifunction printers., DocuColor color multifunction products, color laser, solid ink color printers and multifunction devices, monochrome laser desktop printers, digital and light-lens copiers and facsimile products and non-Xerox branded products with similar specifications. These products are sold through direct and indirect sales channels to global, national and mid-size commercial customers, as well as government, education and other public sector customers.

The segment classified as Other includes several units, none of which met the thresholds for separate segment reporting. This group primarily includes Xerox Supplies Business Group (predominantly paper sales), Value-Added Services, Wide Format Systems, Xerox Technology Enterprises, royalty and licensing revenues, GIS network integration solutions and electronic presentation systems, equity net income and non-allocated Corporate items. Other segment profit (loss) includes the operating results from these entities, other less significant businesses, our equity income from Fuji Xerox, and certain costs which have not been allocated to the Production and Office segments, including non-financing interest, as well as other items included in Other expenses, net.

Xerox 2009 Annual Report   42

Selected financial information for our Operating segments for each of the years ended December 31, 2009, 2008 and 2007, respectively, was as follows:

	Production	Office	Other	Total
2009(1)
Revenues	$4,287	$8,135	$2,044	$14,466
Finance income	258	441	14	713

Total Segment Revenues	$4,545	$8,576	$2,058	$15,179

Interest expense	$101	$165	$261	$527
Segment profit (loss) (2)	$217	$835	$(274)	$778
Equity in net income of unconsolidated affiliates	$—	$—	$41	$41

2008(1)
Revenues	$4,937	$9,347	$2,526	$16,810
Finance income	300	481	17	798

Total Segment Revenues	$5,237	$9,828	$2,543	$17,608

Interest expense	$117	$181	$269	$567
Segment profit (loss) (2)	$394	$1,062	$(165)	$1,291
Equity in net income of unconsolidated affiliates	$—	$—	$113	$113

2007(1)
Revenues	$5,001	$8,980	$2,425	$16,406
Finance income	314	493	15	822

Total Segment Revenues	$5,315	$9,473	$2,440	$17,228

Interest expense	$123	$186	$270	$579
Segment profit (loss) (2)	$562	$1,115	$(89)	$1,588
Equity in net income of unconsolidated affiliates	$—	$—	$97	$97

(1)	Asset information on a segment basis is not disclosed as this information is not separately identified and internally reported to our chief executive officer.
(2)

Depreciation and amortization expense, which is recorded in cost of sales, RD&E and SAG are included in segment profit above. This information is neither identified nor internally reported to our chief executive officer. The separate identification of this information for purposes of segment disclosure is impracticable, as it is not readily available and the cost to develop it would be excessive.

The following is a reconciliation of segment profit to pre-tax income (loss):

	Year Ended December 31,
	2009	2008	2007
Total Segment profit	$778	$1,291	$1,588
Reconciling items:
Restructuring and asset impairment charges	8	(429)	6
Restructuring charges of Fuji Xerox	(46)	(16)	(30)
Litigation matters (1)	—	(774)	—
Equipment write-off	—	(39)	—
ACS acquisition-related costs	(72)	—	—
Equity in net income of unconsolidated affiliates	(41)	(113)	(97)
Other	—	1	1

Pre-tax Income (Loss)	$627	$(79)	$1,468

(1)

The 2008 provision for litigation represents $670 for the Carlson v. Xerox Corporation court approved settlement, as well as provisions for other litigation matters including $36 for the probable loss related to the Brazil labor related contingencies. Refer to Note 16 – Contingencies for further discussion.

Xerox 2009 Annual Report   43

Geographic area data is based upon the location of the subsidiary reporting the revenue or long-lived assets and is as follows:

	Revenues			Long-Lived Assets (1)
	2009	2008	2007	2009	2008	2007
United States	$8,156	$9,122	$9,078	$1,245	$1,386	$1,375
Europe	4,971	6,011	5,888	717	680	746
Other Areas	2,052	2,475	2,262	260	248	341

Total Revenues and Long-Lived Assets	$15,179	$17,608	$17,228	$2,222	$2,314	$2,462

(1)	Long-lived assets are comprised of (i) land, buildings and equipment, net, (ii) equipment on operating leases, net, (iii) internal use software, net and (iv) capitalized software costs, net.

Note 3 – Acquisitions

Affiliated Computer Services, Inc.

In September 2009, we entered into a definitive agreement to acquire Affiliated Computer Services, Inc. (“ACS”) in a cash and stock transaction. The acquisition closed on February 5, 2010, at which time 100% of the outstanding shares of ACS common stock were converted into a combination of 4.935 shares of Xerox common stock and $18.60 in cash for a combined value of $60.40 per share, or approximately $6.0 billion based on the closing price of Xerox common stock of $8.47 on date of closing. Approximately 489,800 thousand shares of common stock were issued to holders of ACS Class A and Class B common stock.

Xerox assumed all outstanding ACS stock options at closing. Each assumed ACS option became exercisable for 7.085289 Xerox common shares for a total of approximately 96,700 thousand shares at a weighted average exercise price of $6.79 per option. The estimated fair value associated with the Xerox options issued in exchange for the ACS options was approximately $222 based on a Black-Scholes valuation model. Approximately $168 of the estimated fair value is expected to be recorded as part of the acquisition fair value and $54 will be expensed over the remaining vesting period which is estimated to be approximately 3.9 years.

As part of the closing, we repaid $1.7 billion of ACS’s debt and assumed an additional $0.6 billion. We also issued convertible preferred stock with a liquidation value of $300 to ACS’s Class B shareholder (see Note 17 – Shareholders’ Equity for further information). The cash portion of the acquisition, as well as the repayment of ACS’s debt, was funded through a combination of cash-on-hand, borrowing under our existing Credit Facility and the issuance of senior notes in the capital markets. (Refer to Note 11 – Debt for further information).

ACS provides business process outsourcing (“BPO”) and information technology (“IT”) services and solutions to commercial and government clients worldwide. ACS delivers a full range of BPO and IT services, as well as end-to-end solutions to the public and private sectors and supports a variety of industries including education, energy, financial, government, healthcare, retail and transportation. ACS’s revenues for the calendar year ended December 31, 2009 were $6.6 billion and they employed 78,000 people and operated in over 100 countries.

All information regarding the fair values of the assets acquired and liabilities assumed, including assets and liabilities arising from contingencies, is not yet available. However, the purchase price is expected to be primarily allocated to intangible assets and goodwill based on third-party valuations and management’s estimates which have not yet been finalized.

Xerox 2009 Annual Report   44

The unaudited pro forma results presented below include the effects of the ACS acquisition as if it had been consummated as of January 1, 2008. The pro-forma results include the amortization associated with a preliminary estimate for the acquired intangible assets and interest expense associated with debt used to fund the acquisition. However, pro forma results do not include any anticipated synergies or other expected benefits of the acquisition. Accordingly, the unaudited pro forma financial information below is not necessarily indicative of either future results of operations or results that might have been achieved had the acquisition been consummated as of January 1, 2008:

	Year Ended December 31,
	2009	2008
Revenue	$21,802	$23,941
Net income attributable to Xerox	700	359
Basic earnings per share	0.50	0.24
Diluted earnings per share	0.49	0.24

We are still evaluating and assessing the impact of the ACS acquisition on our internal organizational and reporting structure as well as its related impact on our reportable segment disclosures. Accordingly, in the first quarter 2010, we currently expect to report ACS as a separate reportable segment, pending completion of that evaluation and assessment.

Veenman B.V.

In 2008, we acquired Veenman B.V. (“Veenman”), expanding our reach into the small and mid-sized business market in Europe, for approximately $69 (€ 44 million) in cash, including transaction costs. Veenman is the Netherlands’ leading independent distributor of office printers, copiers and multifunction devices serving small and mid-size businesses. The operating results of Veenman are not material to our financial statements, and are included within our Office segment from the date of acquisition. The purchase price was primarily allocated to intangible assets and goodwill based on third-party valuations and management’s estimates.

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

The total cost of the acquisition was allocated to the assets acquired and the liabilities assumed based on their respective estimated fair values. Goodwill of $1,335 and intangible assets of $363 were recorded in connection with the acquisition based on third-party valuations and management’s estimates for those acquired intangible assets. The majority of the goodwill is not deductible for tax purposes and the primary elements that generated goodwill are the value of the acquired assembled workforce, specialized processes and procedures and operating synergies, none of which qualify as a separate intangible asset. Intangible assets included customer relationships of $189 with a 12-year weighted average useful life and trade names of $174 with a 20-year weighted average useful life.

The unaudited pro forma results presented below include the effects of the GIS acquisition as if it had been consummated as of January 1, 2007.

Year Ended December 31, 2007
Revenue	$ 17,619
Net income attributable to Xerox	1,139
Basic earnings per share	1.22
Diluted earnings per share	1.20

Xerox 2009 Annual Report   45

GIS Acquisitions

In February 2009, GIS acquired ComDoc, Inc. (“ComDoc”) for approximately $145 in cash. ComDoc is one of the larger independent office technology dealers in the U.S. and expands GIS’s coverage in Ohio, Pennsylvania, New York and West Virginia. GIS also acquired another business in 2009 for $18 in cash. In 2008, GIS acquired Saxon Business Systems, an office equipment supplier in Florida, for approximately $69 in cash, including transaction costs. GIS acquired three other similar businesses in 2008 for a total of $17 in cash. In 2007, GIS acquired four businesses that provide office-imaging solutions and related services for $39 in cash.

These acquisitions continue the development of GIS’s national network of office technology suppliers to serve its expanding base of small and mid-size businesses. The operating results of these acquired entities are not material to our financial statements and are included within our Office segment from the dates of acquisition. The purchase prices were primarily allocated to intangible assets and goodwill based on third-party valuations and management’s estimates.

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

Note 4 – Receivables, Net

Finance Receivables

Finance receivables result from installment arrangements and sales-type leases arising from the marketing of our equipment. These receivables are typically collateralized by a security interest in the underlying assets. Finance receivables, net at December 31, 2009 and 2008 were as follows:

	2009	2008
Gross receivables	$8,427	$8,718
Unearned income	(1,197)	(1,273)
Residual values	19	31
Allowance for doubtful accounts	(222)	(198)

Finance receivables, net	$7,027	$7,278
Less: Billed portion of finance receivables, net	(226)	(254)
Less: Current portion of finance receivables not billed, net	(2,396)	(2,461)

Finance Receivables Due After One Year, net	$4,405	$4,563

Contractual maturities of our gross finance receivables as of December 31, 2009 were as follows (including those already billed of $226):

2010	2011	2012	2013	2014	Thereafter	Total
$ 3,191	$ 2,334	$ 1,622	$ 910	$ 327	$ 43	$ 8,427

Xerox 2009 Annual Report   46

Accounts Receivable Sales Arrangements

We have facilities in the U.S., Canada and several countries in Europe that enable us to sell, on an on-going basis, certain accounts receivable without recourse to third-parties. The accounts receivables sold are generally short-term trade receivables with a payment due date of less than 60 days. In some of the agreements we continue to service the sold receivables and hold beneficial interests. When applicable, a servicing liability is recorded for the estimated fair value of the servicing. Beneficial interests are included in the caption “Other current assets” in the accompanying Consolidated Balance Sheets and are recorded at estimated fair value. The amounts associated with the servicing liability and beneficial interests were not material at December 31, 2009 and 2008, respectively. Accounts receivables sales for the three years ended December 31, 2009 were as follows:

	2009	2008	2007
Accounts receivables sales	$1,566	$717	$326
Fees associated with sales	13	4	2
Estimated impact of sales on operating cash flows	309	51	147

Note 5 – Inventories and Equipment on Operating Leases, Net

Inventories at December 31, 2009 and 2008 were as follows:

	2009	2008
Finished goods	$772	$1,044
Work-in-process	43	80
Raw materials	85	108

Total Inventories	$900	$1,232

Cost of sales in 2008 included a charge of $39 associated with an Office segment product line equipment and residual value write-off. The write-off was the result of a 2008 change in strategy reflecting our decision to discontinue the remanufacture of end-of-lease returned inventory from a certain Office segment product line following an assessment of the current and expected market for these products.

The transfer of equipment from our inventories to equipment subject to an operating lease is presented in our Consolidated Statements of Cash Flows in the operating activities section as a non-cash adjustment. Equipment on operating leases and similar arrangements consists of our equipment rented to customers and depreciated to estimated salvage value at the end of the lease term. We recorded $52, $115 and $66 in inventory write-down charges for the years ended December 31, 2009, 2008 and 2007, respectively.

Equipment on operating leases and the related accumulated depreciation at December 31, 2009 and 2008 were as follows:

	2009	2008
Equipment on operating leases	$1,583	$1,507
Accumulated depreciation	(1,032)	(913)

Equipment on Operating Leases, net	$551	$594

Depreciable lives generally vary from three to four years consistent with our planned and historical usage of the equipment subject to operating leases. Depreciation and obsolescence expense for equipment on operating leases was $329, $298 and $269 for the years ended December 31, 2009, 2008 and 2007, respectively. Our equipment operating lease terms vary, generally from 12 to 36 months. Scheduled minimum future rental revenues on operating leases with original terms of one year or longer are:

2010	2011	2012	2013	2014	Thereafter
$ 385	$ 281	$ 181	$ 94	$ 46	$ 45

Total contingent rentals on operating leases, consisting principally of usage charges in excess of minimum contracted amounts, for the years ended December 31, 2009, 2008 and 2007 amounted to $125, $117 and $117, respectively.

Xerox 2009 Annual Report   47

Note 6 – Land, Buildings and Equipment, Net

Land, buildings and equipment, net at December 31, 2009 and 2008 were as follows:

	Estimated Useful Lives (Years)	2009	2008
Land	—	$45	$45
Buildings and building equipment	25 to 50	1,192	1,156
Leasehold improvements	Varies	328	372
Plant machinery	5 to 12	1,686	1,597
Office furniture and equipment	3 to 15	994	973
Other	4 to 20	100	100
Construction in progress	—	33	95

Subtotal		4,378	4,338
Accumulated depreciation		(3,069)	(2,919)

Land, Buildings and Equipment, net		$1,309	$1,419

Depreciation expense and operating lease rent expense for the years ended December 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007
Depreciation expense	$247	$257	$262
Operating lease rent expense (1)	$267	$252	$286

(1)	We lease certain land, buildings and equipment, substantially all of which are accounted for as operating leases.

Future minimum operating lease commitments that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2009 were as follows:

2010	2011	2012	2013	2014	Thereafter
$224	$181	$128	$99	$70	$80

We have an information management contract with Electronic Data Systems Corp. (“EDS”) through March 2014. Services to be provided under this contract include support for European and Brazilian mainframe system processing and application maintenance through mid-2010, as well as workplace and service desk and voice and data network management through March 2014. There are no minimum payments required under this contract. We can terminate the contract for convenience with six months notice, as defined in the contract, with no termination fee and with payment to EDS for costs incurred as of the termination date. Should we terminate the contract for convenience, we have an option to purchase the assets placed in service under the EDS contract. Payments to EDS, which are primarily recorded in selling, administrative and general expenses, were $198, $279 and $294 for the years ended December 31, 2009, 2008 and 2007, respectively.

During 2009 we terminated several agreements with EDS for information management services and entered into new agreements for similar services with several providers. Services to be provided under these contracts include support for data network transport; mainframe application processing, development and support; and mid-range applications processing and support. These contracts have various terms through 2015. Some of the contracts require minimum payments and include termination penalties. Payments for information management services, which are primarily recorded in selling, administrative and general expenses were $26 for the year ended December 31, 2009.

Xerox 2009 Annual Report   48

Note 7 – Investments in Affiliates, at Equity

Investments in corporate joint ventures and other companies in which we generally have a 20% to 50% ownership interest at December 31, 2009 and 2008 were as follows:

	2009	2008
Fuji Xerox	$998	$1,028
All other equity investments	58	52

Investments in Affiliates, at Equity	$1,056	$1,080

Our equity in net income of our unconsolidated affiliates for the three years ended December 31, 2009 was as follows:

	2009	2008	2007
Fuji Xerox	$30	$101	$89
Other investments	11	12	8

Total Equity in Unconsolidated Affiliates	$41	$113	$97

Fuji Xerox

Fuji Xerox is headquartered in Tokyo and operates in Japan, China, Australia, New Zealand and other areas of the Pacific Rim. Our investment in Fuji Xerox of $998 at December 31, 2009, differs from our implied 25% interest in the underlying net assets, or $1,108, due primarily to our deferral of gains resulting from sales of assets by us to Fuji Xerox, partially offset by goodwill related to the Fuji Xerox investment established at the time we acquired our remaining 20% of Xerox Limited from The Rank Group plc.

Equity in net income of Fuji Xerox is affected by certain adjustments to reflect the deferral of profit associated with intercompany sales. These adjustments may result in recorded equity income that is different than that implied by our 25% ownership interest. Equity income for 2009 and 2008 includes after-tax restructuring charges of $46 and $16, respectively, primarily reflecting employee related costs as part of Fuji Xerox’s continued cost-reduction actions to improve its competitive position.

Yen/U.S. Dollar exchange rates used to translate are as follows:

	Exchange Basis	2009	2008	2007

Summary of Operations	Weighted Average Rate	93.51	103.31	117.53
Balance Sheet	Year-End Rate	92.46	90.28	112.55

Condensed financial data of Fuji Xerox for the three calendar years ended December 31, 2009 was as follows:

	2009	2008	2007
Summary of Operations
Revenues	$9,998	$11,190	$10,218
Costs and expenses	9,781	10,451	9,565

Income before income taxes	217	739	653
Income tax expense	67	287	252

Net Income	$150	$452	$401
Less: Net income attributable to noncontrolling interests	1	7	6

Net Income Attributable to Fuji Xerox	$149	$445	$395

Xerox 2009 Annual Report   49

Balance Sheet
Assets:
Current assets	$4,111	$4,734	$4,242
Long-term assets	5,457	5,470	4,639

Total Assets	$9,568	$10,204	$8,881

Liabilities and Equity:
Current liabilities	$2,643	$3,534	$3,322
Long-term debt	1,368	996	900
Other long-term liabilities	1,104	1,095	746
Fuji Xerox Shareholders’ equity	4,434	4,556	3,888
Noncontrolling interests	19	23	25

Total Liabilities and Equity	$9,568	$10,204	$8,881

Other Transactions with Fuji Xerox

We receive dividends from Fuji Xerox which are reflected as a reduction in our investment. Additionally, we have a Technology Agreement with Fuji Xerox whereby we receive royalty payments for their use of our Xerox brand trademark, as well as rights to access their patent portfolio in exchange for access to our patent portfolio. These payments are included in Service, outsourcing and rental revenues in the Consolidated Statements of Income. We also have arrangements with Fuji Xerox whereby we purchase inventory from and sell inventory to Fuji Xerox. Pricing of the transactions under these arrangements is based upon terms the Company believes to be conducted at arm’s length. Our purchase commitments with Fuji Xerox are in the normal course of business and typically have a lead time of three months. In addition, we pay Fuji Xerox and they pay us for unique research and development costs.

Other transactions with Fuji Xerox for the three years ended December 31, 2009 were as follows:

	2009	2008	2007
Dividends received from Fuji Xerox	$10	$56	$37
Royalty revenue earned	106	112	108
Inventory purchases from Fuji Xerox	1,590	2,150	1,946
Inventory sales to Fuji Xerox	133	162	186
R&D payments received from Fuji Xerox	3	5	3
R&D payments paid to Fuji Xerox	33	34	30

As of December 31, 2009 and 2008, amounts due to Fuji Xerox were $114 and $194, respectively.

Xerox 2009 Annual Report   50

Note 8 – Goodwill and Intangible Assets, Net

Goodwill

The following table presents the changes in the carrying amount of goodwill, by reportable segment, for the three years ended December 31, 2009:

	Production	Office	Other	Total
Balance at December 31, 2006 (1)	$892	$986	$146	$2,024
Foreign currency translation	21	17	—	38
Acquisition of GIS	—	1,218	105	1,323
Acquisition of Advectis, Inc.	—	—	26	26
GIS Acquisitions	—	30	3	33
Other	—	—	4	4

Balance at December 31, 2007	$913	$2,251	$284	$3,448
Foreign currency translation	(233)	(161)	(1)	(395)
Acquisition of Veenman B.V.	—	44	—	44
GIS acquisitions	—	73	—	73
Purchase Price allocation adjustment – GIS (2)	—	120	(108)	12

Balance at December 31, 2008	$680	$2,327	$175	$3,182
Foreign currency translation	71	50	1	122
GIS acquisitions	—	118	—	118

Balance at December 31, 2009	$751	$2,495	$176	$3,422

(1)	Includes adjustment of $110 from the Other segment to the Office segment related to the goodwill associated with our 1998 acquisition of XL Connect Solutions, Inc.
(2)

In 2008, we finalized the GIS purchase price allocation. As a result, the $108 of goodwill reflected in our Other segment in 2007 was reallocated to our Office segment. This adjustment aligned goodwill to the reporting unit benefiting from the synergies of the purchase.

Intangible Assets, Net

Intangible assets primarily relate to the Office operating segment. Intangible assets were comprised of the following as of December 31, 2009 and 2008:

	Weighted Average Amortization Period	December 31, 2009			December 31, 2008
		Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Customer base	14 years	$525	$198	$327	$492	$155	$337
Distribution network	25 years	123	49	74	123	44	79
Trademarks	20 years	210	25	185	191	15	176
Technology, patents and non-compete	6 years	40	28	12	40	22	18

Total Intangible Assets		$898	$300	$598	$846	$236	$610

Amortization expense related to intangible assets was $64, $58, and $46 for the years ended December 31, 2009, 2008 and 2007, respectively, and excluding the impact of additional acquisitions, is expected to approximate $64 annually from 2010 through 2012 and $55 annually through 2014. Amortization expense is primarily recorded in Other expenses, net with the exception of amortization expense associated with licensed technology, which is recorded in Cost of sales.

Xerox 2009 Annual Report   51

Note 9 – Restructuring and Asset Impairment Charges

The net restructuring and asset impairment (credits) charges in the Consolidated Statements of Income totaled $(8), $429 and $(6) in 2009, 2008 and 2007, respectively. Detailed information related to restructuring program activity during the three years ended December 31, 2009 is outlined below:

Restructuring Activity	Severance and Related Costs	Lease Cancellation and Other Costs	Asset Impairments(1)	Total
Balance December 31, 2006	$293	$44	$—	$337
Restructuring provision	27	7	1	35
Reversals of prior accruals	(38)	(3)	—	(41)

Net current year charges(2)	(11)	4	1	(6)
Charges against reserve and currency	(211)	(10)	(1)	(222)

Balance December 31, 2007	$71	$38	$—	$109
Restructuring provision	363	20	53	436
Reversals of prior accruals	(6)	(1)	—	(7)

Net current year charges(2)	357	19	53	429
Charges against reserve and currency	(108)	(25)	(53)	(186)

Balance December 31, 2008	$320	$32	$—	$352
Restructuring provision	28	9	—	37
Reversals of prior accruals	(39)	(6)	—	(45)

Net current year charges(2)	(11)	3	—	(8)
Charges against reserve and currency	(255)	(15)	—	(270)

Balance December 31, 2009(3)	$54	$20	$—	$74

(1)	Charges associated with asset impairments represent the write-down of the related assets to their new cost basis and are recorded concurrently with the recognition of the provision.
(2)	Represents amount recognized within the Consolidated Statements of Income for the years shown.
(3)	We expect to utilize the majority of the remaining December 31, 2009 restructuring balance in 2010.

The following table summarizes the reconciliation to the Consolidated Statements of Cash Flows:

	Year Ended December 31,
	2009	2008	2007
Charges to reserve	$(270)	$(186)	$(222)
Asset impairments	—	53	1
Effects of foreign currency and other non-cash items	—	2	(14)

Cash Payments for Restructurings	$(270)	$(131)	$(235)

The following table summarizes the total amount of costs incurred in connection with these restructuring programs by segment for the three years ended December 31, 2009:

	2009	2008	2007
Production	$(4)	$190	$(6)
Office	(3)	200	3
Other	(1)	39	(3)

Total Net Restructuring Charges	$(8)	$429	$(6)

Xerox 2009 Annual Report   52

Over the past several years, we have engaged in a series of restructuring programs related to downsizing our employee base, exiting certain activities, outsourcing certain internal functions and engaging in other actions designed to reduce our cost structure and improve productivity. These initiatives primarily include severance actions and impact all major geographies and segments. Management continues to evaluate our business and, therefore, there may be additional provisions for new plan initiatives, as well as changes in estimates to amounts previously recorded, as payments are made or actions are completed. Asset impairment charges were also incurred in connection with these restructuring actions for those assets made obsolete as a result of these programs.

2010 Plan

We expect to record pre-tax restructuring charges of approximately $280 in 2010, of which $250 is expected to be recorded in the first quarter. These actions are expected to impact all geographies and segments with approximately equal focus on SAG reductions, gross margin improvements and optimization of RD&E investments. The restructuring is also expected to involve the rationalization of some of our facilities.

2009 Activity

Restructuring activity was minimal in 2009 and the related charges primarily reflected changes in estimates in severance costs from previously recorded actions.

2008 Activity

During 2008, we recorded $357 of net restructuring charges predominantly consisting of severance and costs related to the elimination of approximately 4,900 positions primarily in both North America and Europe. Focus areas for the actions include the following:

•	Improving efficiency and effectiveness of infrastructure including: marketing, finance, human resources & training.
•	Capturing efficiencies in technical services, managed services and supply chain and manufacturing infrastructure.
•	Optimizing product development and engineering resources.

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

Note 10 – Supplementary Financial Information

The components of other current assets and other current liabilities at December 31, 2009 and 2008 were as follows:

	2009	2008
Other Current Assets
Deferred taxes	$290	$305
Restricted cash	31	20
Prepaid expenses	111	119
Financial derivative instruments	16	39
Advances and deposits	19	26
Income taxes receivable	38	42
Other	203	239

Total Other Current Assets	$708	$790

Xerox 2009 Annual Report   53

Other Current Liabilities
Income taxes payable	$27	$47
Other taxes payable	161	173
Interest payable	114	141
Restructuring reserves	64	325
Unearned income	201	203
Financial derivative instruments	15	134
Product warranties	19	25
Dividends payable	41	38
Distributor and reseller rebates/commissions	127	131
Other	558	552

Total Other Current Liabilities	$1,327	$1,769

The components of other long-term assets and other long-term liabilities at December 31, 2009 and 2008 were as follows:

	2009	2008
Other Long-term Assets
Prepaid pension costs	$155	$61
Net investment in discontinued operations (1)	240	259
Internal use software, net	354	288
Restricted cash	258	183
Debt issuance costs, net	62	48
Financial derivative instruments	10	53
Other	241	265

Total Other Long-term Assets	$1,320	$1,157

Other Long-term Liabilities
Deferred and other tax liabilities	$167	$182
Financial derivative instruments	9	—
Environmental reserves	23	29
Restructuring reserves	10	27
Other	363	336

Total Other Long-term Liabilities	$572	$574

(1)

At December 31, 2009, our net investment in discontinued operations primarily consists of a $265 performance-based instrument relating to the 1997 sale of The Resolution Group (“TRG”) net of remaining net liabilities associated with our discontinued operations of $25. The recovery of the performance-based instrument is dependent on the sufficiency of TRG’s available cash flows, as guaranteed by TRG’s ultimate parent, which are expected to be recovered in annual cash distributions through 2017.

Note 11 – Debt

Short-term borrowings at December 31, 2009 and 2008 were as follows:

	2009	2008
Current maturities of long-term debt	$988	$1,549
Notes payable	—	7
Italy Credit Facility due 2009	—	54

Total Short-term Debt	$988	$1,610

Xerox 2009 Annual Report   54

We classify our debt based on the contractual maturity dates of the underlying debt instruments or as of the earliest put date available to the debt holders. We defer costs associated with debt issuance over the applicable term, or to the first put date in the case of convertible debt or debt with a put feature. These costs are amortized as interest expense in our Consolidated Statements of Income.

Long-term debt at December 31, 2009 and 2008 was as follows:

	Weighted Average Interest Rates at December 31, 2009(3)	2009	2008
U.S. Operations
Xerox Corporation
Euro Senior Notes due 2009	—%	$—	$317
Senior Notes due 2009	—%	—	583
Floating Senior Notes due 2009	—%	—	150
Senior Notes due 2010	7.13%	700	700
Notes due 2011	0.08%	1	1
Notes due 2011	7.01%	50	50
Senior Notes due 2011	6.59%	750	750
Credit Facility due 2012	—%	—	246
Senior Notes due 2012	5.59%	1,100	1,100
Senior Notes due 2013	5.65%	400	400
Senior Notes due 2013	7.63%	550	550
Convertible Notes due 2014	9.00%	19	19
Senior Notes due 2014	8.25%	750	—
Senior Notes due 2015	4.25%	1,000	—
Notes due 2016	7.20%	250	250
Senior Notes due 2016	6.48%	700	700
Senior Notes due 2017	6.83%	500	500
Senior Notes due 2018	6.37%	1,000	1,000
Senior Notes due 2019	5.63%	650	—
Zero Coupon Notes due 2022	—%	—	433
Zero Coupon Notes due 2023	5.41%	267	253
Senior Notes due 2039	6.75%	350	—

Subtotal		$9,037	$8,002

Xerox Credit Corporation
Notes due 2013	6.42%	10	10
Notes due 2014	6.06%	50	50

Subtotal		$60	$60

Other U.S. Operations
Borrowings secured by finance receivables (1)	5.87%	2	56
Borrowings secured by other assets	11.35%	5	6

Subtotal		$7	$62

Total U.S. Operations		$9,104	$8,124

International Operations
Other debt due 2009-2010	2.89%	$18	$16

Total International Operations		$18	$16

Principal Debt Balance		9,122	8,140
Unamortized discount		(11)	(6)
Fair value adjustments (2)		153	189

Total Debt		$9,264	$8,323
Less: current maturities		(988)	(1,549)

Total Long-term Debt		$8,276	$6,774

(1)

As of December 31, 2009 and 2008, the associated net encumbered finance receivables were $17 and $104, respectively. This secured loan agreement will terminate in 2010. Refer to Note 19 – Subsequent Events for additional information.

Xerox 2009 Annual Report   55

(2)

Fair value adjustments represent changes in the fair value of hedged debt obligations attributable to movements in benchmark interest rates. Hedge accounting requires hedged debt instruments to be reported at an amount equal to the sum of their carrying value (principal value plus/minus premiums/discounts) and any fair value adjustment.

(3)	Represents weighted average effective interest rate which includes the effect of discounts and premiums on issued debt.

Scheduled payments due on our principal long-term debt for the next five years and thereafter are as follows:

2010		2011	2012	2013	2014	Thereafter	Total
$988	(1)	$802	$1,101	$961	$819	$4,451	$9,122

(1)	Quarterly total debt maturities for 2010 are $17, $702, $268 and $1 for the first, second, third and fourth quarters, respectively.

The zero coupon note of $267 due 2023 is included in the above maturity schedule based on the year of its first potential put date of 2010.

Credit Facility

The Credit Facility is a $2.0 billion unsecured revolving credit facility including a $300 letter of credit subfacility. At December 31, 2009 we had no outstanding borrowings or letters of credit.

The Credit Facility is available, without sublimit, to certain of our qualifying subsidiaries and includes provisions that would allow us to increase the overall size of the Credit Facility up to an aggregate amount of $2.5 billion. Our obligations under the Credit Facility are unsecured and are not currently guaranteed by any of our subsidiaries. Any domestic subsidiary that guarantees more than $100 of Xerox Corporation debt must also guaranty our obligations under the Credit Facility as well. In the event that any of our subsidiaries borrows under the Credit Facility, its borrowings thereunder would be guaranteed by us.

In October 2009, in connection with the acquisition of ACS, we amended the Credit Facility as follows:

•

The definition of “principal debt” was changed such that prior to the closing of the ACS acquisition, it was calculated net of cash proceeds from the Senior Notes issued in connection with the pre-funding of the ACS acquisition.

•

A portion of the Credit Facility that had a maturity date of April 30, 2012 was extended to a maturity date of April 30, 2013, consistent with the majority of the Credit Facility. Accordingly, after the amendment, approximately $1.6 billion, or approximately 80% of the Credit Facility, has a maturity date of April 30, 2013. The remaining portion of the Credit Facility continues to have a maturity date of April 30, 2012.

•	Extended the permitted leverage ratios to current levels noted below.

Borrowings under the Credit Facility bear interest at LIBOR plus an all-in spread that varies between 2.5% and 4.5% depending on our credit rating at the time of borrowing. Based on our credit rating as of December 31, 2009, the applicable all-in spread for the Credit Facility would be 3.50%.

Xerox 2009 Annual Report   56

The Credit Facility contains various conditions to borrowing and affirmative, negative and financial maintenance covenants. Certain of the more significant covenants are summarized below:

(a)	Maximum leverage ratio (a quarterly test that is calculated as principal debt divided by consolidated EBITDA, as defined) of 4.25x through September 30, 2010, 4.00x thereafter through December 31, 2010 and 3.75x thereafter to maturity of the facility.

(b)	Minimum interest coverage ratio (a quarterly test that is calculated as consolidated EBITDA divided by consolidated interest expense) may not be less than 3.00x.

(c)	Limitations on (i) liens of Xerox and certain of our subsidiaries securing debt, (ii) certain fundamental changes to corporate structure, (iii) changes in nature of business and (iv) limitations on debt incurred by certain subsidiaries.

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

Senior Notes Offerings

In December 2009, we issued a total of $2.0 billion of Senior Notes. Debt issuance costs of approximately $15 were deferred. The Senior Notes rank equally with our other existing senior unsecured indebtedness. The net proceeds from these Senior Notes were used to repay ACS’s senior credit facility upon completion of the acquisition and to fund a portion of the cash consideration and certain fees and expenses relating to the acquisition of ACS (Refer to Note 3 – Acquisitions for further information). Prior to the closing of the acquisition, the net proceeds from the Senior Notes were invested in cash and cash equivalents.

The following is a summary of our December 2009 Senior Note offerings:

	Rates	% of Par	Principal	Net Proceeds	Weighted Average Effective Interest Rate
Senior Notes due 2015	4.250%	99.808%	$1,000	$991	4.25%
Senior Notes due 2019	5.625%	99.725%	650	643	5.63%
Senior Notes due 2039	6.750%	99.588%	350	346	6.75%

Total			$2,000	$1,980

In May 2009, we issued $750 of 8.25% senior notes due 2014 (the “2014 Senior Notes”) at 99.982 percent of par resulting in net proceeds of approximately $745. The 2014 Senior Notes accrue interest at the rate of 8.25% per annum, payable semi-annually and, as a result of the discount, have a weighted average effective interest rate of 8.25%. Debt issuance costs of approximately $5 were deferred. The 2014 Senior Notes rank equally with our other existing senior unsecured indebtedness. Proceeds from the offering were used to repay borrowings under the Credit Facility and for general corporate purposes.

Bridge Loan Facility Commitment

In connection with the agreement to acquire ACS, we entered into a syndicated $3.0 billion Bridge Loan Facility commitment with several banks that was to be used for funding of the acquisition in the event the transaction closed prior to obtaining permanent financing in the capital markets. Debt issuance costs for the Bridge Loan Facility commitment were $58. As a result of the successful December Senior Note offering, we reduced the size of the commitment to $500 in December 2009 and as a result of sufficient cash balances as of December 31, 2009, we elected to terminate the remainder of the commitment in January 2010. The Debt issuance costs of $58 were written off to earnings and are included in Acquisition-related costs.

Xerox 2009 Annual Report   57

Zero Coupon Notes

In 2009, we repaid $400 in Zero Coupon Notes. The total repayment of $448 included accreted interest of $48. These Notes were repaid when the holders exercised a put option to redeem the bond prior to their scheduled maturity in 2022.

Guarantees

At December 31, 2009, we have issued guarantees of $123 on behalf of our foreign subsidiaries. Of this amount, $13 is related to indebtedness of our foreign subsidiaries and is included in our Consolidated Balance Sheet as of December 31, 2009 with the remainder primarily representing letters of credit. In addition, as of December 31, 2009, $56 of letters of credit have been issued in connection with insurance guarantees.

Interest

Interest paid on our short-term debt, long-term debt and liability to subsidiary trust issuing preferred securities amounted to $531, $527 and $552 for the years ended December 31, 2009, 2008 and 2007, respectively.

Interest expense and interest income for the three years ended December 31, 2009 was as follows:

	2009	2008	2007
Interest expense (1)	$527	$567	$579
Interest income (2)	$734	$833	$877

(1)	Includes Equipment financing interest expense, as well as non-financing interest expense included in Other expenses, net in the Consolidated Statements of Income.
(2)	Includes Finance income, as well as other interest income that is included in Other expenses, net in the Consolidated Statements of Income.

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

Net cash proceeds on debt other than secured borrowings as shown on the Consolidated Statements of Cash Flows for the three years ended December 31, 2009 was as follows:

	2009	2008	2007
Cash payments on notes payable, net	$(1,331)	$(238)	$(143)
Net cash proceeds from issuance of long-term debt	2,702	1,883	2,254
Cash payments on long-term debt	(448)	(719)	(297)

Net Cash Proceeds on Other Debt	$923	$926	$1,814

Note 12 – Liability to Subsidiary Trust Issuing Preferred Securities

The Liability to Subsidiary Trust Issuing Preferred Securities included in our Consolidated Balance Sheets of $649 and $648 as of December 31, 2009 and 2008, respectively, reflects our obligations to Xerox Capital Trust I (“Trust I”) as a result of their loans to us from proceeds related to their issuance of preferred securities. This subsidiary is not consolidated in our financial statements because we are not the primary beneficiary of the trust.

Xerox 2009 Annual Report   58

In 1997, Trust I issued 650 thousand of 8.0% preferred securities (the “Preferred Securities”) to investors for $644 ($650 liquidation value) and 20,103 shares of common securities to us for $20. With the proceeds from these securities, Trust I purchased $670 principal amount of 8.0% Junior Subordinated Debentures due 2027 of the Company (“the Debentures”). The Debentures represent all of the assets of Trust I. On a consolidated basis, we received net proceeds of $637 which was net of fees and discounts of $13. Interest expense, together with the amortization of debt issuance costs and discounts, was $54 in 2009, 2008 and 2007. We have guaranteed, on a subordinated basis, distributions and other payments due on the Preferred Securities. The guarantee, our obligations under the Debentures, the indenture pursuant to which the Debentures were issued and our obligations under the Amended and Restated Declaration of Trust governing the trust, taken together, provide a full and unconditional guarantee of amounts due on the Preferred Securities. The Preferred Securities accrue and pay cash distributions semiannually at a rate of 8% per year of the stated liquidation amount of one thousand dollars per Preferred Security. The Preferred Securities are mandatorily redeemable upon the maturity of the Debentures on February 1, 2027, or earlier to the extent of any redemption by us of any Debentures. The redemption price in either such case will be one thousand dollars per share plus accrued and unpaid distributions to the date fixed for redemption.

Note 13 – Financial Instruments

We are exposed to market risk from changes in foreign currency exchange rates and interest rates, which could affect operating results, financial position and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. These derivative financial instruments are utilized to hedge economic exposures, as well as to reduce earnings and cash flow volatility resulting from shifts in market rates. We enter into limited types of derivative contracts, including interest rate swap agreements, foreign currency spot, forward and swap contracts and net purchased foreign currency options to manage interest rate and foreign currency exposures. Our primary foreign currency market exposures include the Japanese Yen, Euro, and British Pound Sterling. The fair market values of all our derivative contracts change with fluctuations in interest rates and/or currency rates and are designed so that any changes in their values are offset by changes in the values of the underlying exposures. Derivative financial instruments are held solely as risk management tools and not for trading or speculative purposes.

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

By their nature all derivative instruments involve, to varying degrees, elements of market and credit risk. The market risk associated with these instruments resulting from currency exchange and interest rate movements is expected to offset the market risk of the underlying transactions, assets and liabilities being hedged. We do not believe there is significant risk of loss in the event of non-performance by the counterparties associated with these instruments because these transactions are executed with a diversified group of major financial institutions. Further, our policy is to deal with counterparties having a minimum investment grade or better credit rating. Credit risk is managed through the continuous monitoring of exposures to such counterparties.

Interest Rate Risk Management

We use interest rate swap agreements to manage our interest rate exposure and to achieve a desired proportion of variable and fixed rate debt. These derivatives may be designated as fair value hedges or cash flow hedges depending on the nature of the risk being hedged.

Fair Value Hedges

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings. As of December 31, 2009 and 2008, pay variable/receive fixed interest rate swaps with notional amounts of $2,350 and $675 with a net asset fair value of $1 and $53, respectively, were designated and accounted for as fair value hedges. The swaps were structured to hedge the fair value of related debt by converting them from fixed rate instruments to variable rate instruments. No ineffective portion was recorded to earnings during 2009, 2008, or 2007.

Xerox 2009 Annual Report   59

The following is a summary of our fair value hedges at December 31, 2009:

Debt Instrument	Year First Designated as Hedge	Notional Amount	Net Fair Value	Weighted Average Interest Rate Paid	Interest Rate Received	Basis	Maturity
Senior Notes due 2012	2009	$1,100	$(2)	4.05%	5.50%	Libor	2012
Senior Notes due 2013	2009	400	—	3.92%	5.65%	Libor	2013
Senior Notes due 2014	2009	750	3	5.51%	8.25%	Libor	2014
Senior Notes due 2016	2009	100	—	3.11%	6.40%	Libor	2016

Total Fair Value Hedges		$2,350	$1

Cash Flow Hedges

As of December 31, 2008, a pay fixed/receive variable interest rate swap that was designated and accounted for as a cash flow hedge had a notional amount of $150 and a net liability fair value of $2. The swap was structured to hedge the LIBOR interest rate of the floating Senior Notes due 2009 by converting it from a variable rate instrument to a fixed rate instrument. The swap matured in conjunction with the repayment of the Senior Notes in December 2009. No ineffective portion was recorded to earnings during 2009, 2008 or 2007 and all components of the derivative gain or loss was included in the assessment of hedged effectiveness.

Terminated Swaps

During the period from 2004 to 2009, we early terminated several interest rate swaps which had been designated as fair value hedges of certain debt instruments. These terminated interest rate swaps had an aggregate notional value of $4.0 billion. The associated net fair value adjustments to the debt instruments are being amortized to interest expense over the remaining term of the related notes. In 2009, 2008 and 2007, the amortization of these fair value adjustments reduced interest expense by $17, $12 and $9, respectively, and we expect to record a net decrease in interest expense of $133 in future years through 2027.

Foreign Exchange Risk Management

We are a global company that is exposed to foreign currency exchange rate fluctuations in the normal course of its business. As a part of our foreign exchange risk management strategy, we use derivative instruments, primarily forward contracts, to hedge certain foreign currency exposures thereby reducing volatility of earnings or protecting fair values of assets and liabilities.

Foreign Currency Denominated Assets and Liabilities

We generally utilize forward foreign exchange contracts to hedge these exposures. Changes in the value of these currency derivatives are recorded in earnings together with the offsetting foreign exchange gains and losses on the underlying assets and liabilities.

Forecasted Purchases and Sales in Foreign Currency

We generally utilize forward foreign exchange contracts and purchased option contracts to hedge these anticipated transactions. These contracts generally mature in twelve months or less. A portion of these contracts are designated as cash-flow hedges.

Xerox 2009 Annual Report   60

Summary of Foreign Exchange Hedging Positions

At December 31, 2009, we had outstanding forward exchange and purchased option contracts with gross notional values of $2,093 which is reflective of the amounts that are normally outstanding at any point during the year.

The following is a summary of the primary hedging positions and corresponding fair values held as of December 31, 2009:

Currency Hedged (Buy/Sell)	Gross Notional Value	Fair Value Asset (Liability) (1)
U.K. Pound Sterling/Euro	$668	$6
Euro/U.S. Dollar	113	(2)
U.S. Dollar/Euro	225	3
Swedish Kronor/Euro	134	1
Swiss Franc/Euro	189	—
Japanese Yen/U.S. Dollar	237	(7)
Japanese Yen/Euro	186	1
Euro/U.K. Pound Sterling	24	—
U.S. Dollar/Canadian Dollar	20	—
All Other	297	(1)

Total Foreign Exchange Hedging	$2,093	$1

(1)	Represents the net receivable (payable) amount included in the Consolidated Balance Sheet at December 31, 2009.

Foreign Currency Cash Flow Hedges

We designate a portion of our foreign currency derivative contracts as cash flow hedges of our foreign currency denominated inventory purchases and sales. The changes in fair value for these contracts were reported in Accumulated other comprehensive loss and reclassified to Cost of sales and revenue in the period or periods during which the related inventory was sold to a third party. No amount of ineffectiveness was recorded in the Consolidated Statements of Income for these designated cash flow hedges and all components of each derivative’s gain or loss was included in the assessment of hedge effectiveness. As of December 31, 2009, the net asset fair value of these contracts was $1.

Xerox 2009 Annual Report   61

Summary of Derivative Instruments Fair Values

The following table provides a summary of the fair value amounts of derivative instruments at December 31, 2009 and 2008, respectively.

		Fair Value
Designation of Derivatives	Balance Sheet Location	2009	2008

Derivatives Designated as Hedging Instruments	Other current assets:
	Foreign exchange contracts - forwards	$4	$—

	Other long-term assets:
	Interest rate swaps	$10	$53

	Total Assets	$14	$53

	Other current liabilities:
	Interest rate swaps	$—	$2
	Foreign exchange contracts - forwards	3	1

	Total	$3	$3

	Other long-term liabilities:
	Interest rate swaps	$9	$—

	Total Liabilities	$12	$3

Derivatives NOT Designated as Hedging Instruments	Other current assets:
	Foreign exchange contracts - forwards	$12	$39

	Other current liabilities:
	Foreign exchange contracts - forwards	$12	$131

Summary of Derivatives
	Total Derivative Assets	$26	$92

	Total Derivative Liabilities	24	134

	Total Net Derivative Asset (Liability)	$2	$(42)

Xerox 2009 Annual Report   62

Summary of Derivative Instruments Gains (Losses)

The following table provides a summary of the gains and losses on derivative instruments for the three years ended December 31, 2009:

Derivatives in Fair Value Hedging Relationships	Location of Gain (Loss) Recognized In Income	Derivative Gain (Loss) Recognized in Income			Hedged Item Gain (Loss) Recognized in Income
		2009	2008	2007	2009	2008	2007
Interest rate contracts	Interest expense	$(18)	$206	$36	$18	$(206)	$(36)

Derivatives in Cash Flow Hedging Relationships	Derivative Gain (Loss) Recognized in OCI (Effective Portion)			Location of Derivative Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Gain (Loss) Reclassified from AOCI to Income (Effective Portion)
	2009	2008	2007		2009	2008	2007
Interest rate contracts	$—	$(2)	$9	Interest expense	$—	$—	$10
Foreign exchange contracts – forwards	(1)	4	—	Cost of sales	2	2	(1)

Total Cash Flow Hedges	$(1)	$2	$9		$2	$2	$9

No amount of ineffectiveness was recorded in the Consolidated Statements of Income for these designated cash flow hedges and all components of each derivative’s gain or loss was included in the assessment of hedge effectiveness.

Summary of Non-Designated Derivative Instruments Gains (Losses)

Non-designated derivative instruments are primarily instruments used to hedge foreign currency denominated assets and liabilities. They are not designated as hedges since there is a natural offset for the re-measurement of the underlying foreign currency denominated asset or liability.

The following table provides a summary of gains (losses) on non-designated derivative instruments for the three years ended December 31, 2009:

Derivatives NOT Designated as Hedging Instruments	Location of Derivative Gain (Loss)	2009	2008	2007
Foreign exchange contracts – forwards	Other expense – Currency losses, net	$49	$(143)	$(10)
Foreign exchange contracts – options	Other expense – Currency losses, net	—	(4)	3

	Total Non Designated Derivatives	$49	$(147)	$(7)

During the three years ended December 31, 2009, we recorded Currency losses, net of $26, $34 and $8, respectively. Currency losses, net includes the mark-to-market of the derivatives not designated as hedging instruments and the related cost of those derivatives, as well as the re-measurement of foreign currency denominated assets and liabilities.

Accumulated Other Comprehensive Loss (“AOCL”)

The following table provides a summary of the activity associated with all of our designated cash flow hedges (interest rate and foreign currency) reflected in AOCL for the three years ended December 31, 2009:

Xerox 2009 Annual Report   63

	Year Ended December 31,
	2009	2008	2007
Beginning cash flow hedges balance, net of tax	$—	$—	$1
Changes in fair value gain (loss)	(1)	1	4
Reclass to earnings	2	(1)	(5)

Ending Cash Flow Hedges Balance, Net of Tax	$1	$—	$—

Fair Value of Financial Assets and Liabilities

The following table represents our assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008 and the basis for that measurement:

	Total Fair Value Measurement December 31, 2009	Quoted Prices in Active Markets for Identical Asset (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivative Assets:
Foreign exchange contracts-forwards	$16	$—	$16	$—
Interest rate swaps	10	—	10	—

Total	$26	$—	$26	$—

Derivative Liabilities:
Foreign exchange contracts-forwards	$15	$—	$15	$—
Interest rate swaps	9	—	9	—

Total	$24	$—	$24	$—

	Total Fair Value Measurement December 31, 2008	Quoted Prices in Active Markets for Identical Asset (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivative Assets:
Foreign exchange contracts-forwards	$39	$—	$39	$—
Interest rate swaps	53	—	53	—

Total	$92	$—	$92	$—

Derivative Liabilities:
Foreign exchange contracts-forwards	$132	$—	$132	$—
Interest rate swaps	2	—	2	—

Total	$134	$—	$134	$—

In 2009 and 2008, we utilized the income approach to measure fair value for our derivative assets and liabilities. The income approach uses pricing models that rely on market observable inputs such as yield curves, currency exchange rates and forward prices, and therefore are classified as Level 2.

Xerox 2009 Annual Report   64

Summary of Other Financial Assets & Liabilities Not Measured at Fair Value on a Recurring Basis

The estimated fair values of our other financial assets and liabilities not measured at fair value on a recurring basis at December 31, 2009 and 2008 were as follows:

	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$3,799	$3,799	$1,229	$1,229
Accounts receivable, net	1,702	1,702	2,184	2,184
Short-term debt	988	1,004	1,610	1,593
Long-term debt	8,276	8,569	6,774	5,918
Liability to subsidiary trust issuing preferred securities	649	814	648	555

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

Note 14 – Employee Benefit Plans

We sponsor numerous pension and other post-retirement benefit plans, primarily retiree health, in our domestic and international operations. December 31 is the measurement date for all of our other post-retirement benefit plans. Refer to Note 1 - “New Accounting Standards and Accounting Changes” section for additional information regarding recent accounting changes affecting our benefit plans.

	Pension Benefits		Retiree Health
	2009	2008	2009	2008
Change in Benefit Obligation:
Benefit obligation, January 1	$8,495	$10,458	$1,002	$1,501
Service cost	173	209	7	14
Interest cost	508	(5)	60	84
Plan participants’ contributions	9	13	36	31
Plan amendments	4	1	1	(219)
Actuarial loss (gain)	209	(550)	124	(251)
Acquisitions	1	20	—	—
Currency exchange rate changes	373	(1,090)	15	(23)
Curtailments	—	3	—	—
Benefits paid/settlements	(578)	(657)	(143)	(135)
Other (1)	—	93	—	—

Benefit obligation, December 31	$9,194	$8,495	$1,102	$1,002

Change in Plan Assets:
Fair value of plan assets, January 1	$6,923	$9,805	$—	$—
Actual return on plan assets	720	(1,527)	—	—
Employer contribution	122	299	107	105

Xerox 2009 Annual Report   65

Plan participants’ contributions	9	13	36	30
Acquisitions	—	20	—	—
Currency exchange rate changes	349	(1,049)	—	—
Benefits paid/settlements	(578)	(657)	(143)	(135)
Other (1)(3)	16	19	—	—

Fair value of plan assets, December 31	$7,561	$6,923	$—	$—

Net funded status at December 31(2)	$(1,633)	$(1,572)	$(1,102)	$(1,002)

Amounts recognized in the Consolidated Balance Sheets:
Other long-term assets	$155	$61	$—	$—
Accrued compensation and benefit costs	(47)	(48)	(103)	(106)
Pension and other benefit liabilities	(1,741)	(1,585)	—	—
Post-retirement medical benefits	—	—	(999)	(896)

Net Amounts Recognized	$(1,633)	$(1,572)	$(1,102)	$(1,002)

(1)	2008 Other reflects adjustments associated with the change in measurement dates for several European countries as required by ASC Topic 715-30-35.
(2)	Includes under-funded and non-funded plans.
(3)	2009 activity represents opening balance adjustment of $16.

Benefit plans pre-tax amounts recognized in Accumulated other comprehensive (income) loss:

	Pension Benefits		Retiree Health
	2009	2008	2009	2008
Net actuarial loss (gain)	$1,834	$1,818	$40	$(85)
Prior service (credit) cost	(169)	(192)	(144)	(186)

Total Pre-tax Loss (Gain)	$1,665	$1,626	$(104)	$(271)

The Accumulated benefit obligation for all defined benefit pension plans was $8,337 and $7,902 at December 31, 2009 and 2008, respectively.

Aggregate information for pension plans with an Accumulated benefit obligation in excess of plan assets is presented below:

	2009	2008
Projected benefit obligation	$5,134	$5,374
Accumulated benefit obligation	4,864	5,051
Fair value of plan assets	3,697	3,821

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

Xerox 2009 Annual Report   66

	Pension Benefits			Retiree Health
	2009	2008	2007	2009	2008	2007
Components of Net Periodic Benefit Cost:
Service cost	$173	$209	$237	$7	$14	$17
Interest cost (1)	508	(5)	578	60	84	87
Expected return on plan assets (2)	(523)	(80)	(668)	—	—	—
Recognized net actuarial loss	25	36	75	—	—	10
Amortization of prior service credit	(21)	(20)	(20)	(41)	(21)	(12)
Recognized curtailment/settlement loss	70	34	33	—	—	—

Net periodic defined benefit cost	232	174	235	26	77	102
Defined contribution plans	38	80	80	—	—	—

Total Net Periodic Benefit Costs	$270	$254	$315	$26	$77	$102

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:
Net actuarial loss (gain)	$8	$1,062	$(499)	$126	$(244)	$(114)
Prior service cost (credit)	—	1	5	1	(219)	—
Amortization of net actuarial (loss) gain	(95)	(70)	(108)	—	—	(10)
Amortization of prior service (cost) credit	21	20	20	41	21	12

Total recognized in other comprehensive income (3)	$(66)	$1,013	$(582)	$168	$(442)	$(112)

Total Recognized in Net Periodic Benefit Cost and Other Comprehensive Income	$204	$1,267	$(267)	$194	$(365)	$(10)

(1)

Interest cost includes interest expense on non-TRA obligations of $390, $408 and $374 and interest expense (income) directly allocated to TRA participant accounts of $118, $(413) and $204 for the years ended December 31, 2009, 2008 and 2007, respectively.

(2)

Expected return on plan assets includes expected investment income on non-TRA assets of $405, $493 and $464 and actual investment income (expense) on TRA assets of $118, $(413) and $204 for the years ended December 31, 2009, 2008 and 2007, respectively.

(3)

Amount represents the pre-tax effect included within other comprehensive income. The net of tax amount and effect of translation adjustments, as well as our share of Fuji Xerox benefit plan changes is included within the Consolidated Statements of Common Shareholders’ Equity. The net after-tax loss (gain) included in other comprehensive (loss) income for the three years ended December 31, 2009 was $169, $286 and $(382), respectively.

The net actuarial loss and prior service credit for the defined benefit pension plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $64 and $(20), respectively. The net actuarial loss and prior service credit for the retiree health benefit plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are zero and $(26), respectively.

Pension plan assets consist of both defined benefit plan assets and assets legally restricted to the TRA accounts. The combined investment results for these plans, along with the results for our other defined benefit plans, are shown above in the “actual return on plan assets” caption. To the extent that investment results relate to TRA, such results are charged directly to these accounts as a component of interest cost.

Plan Amendment

In December 2009, the UK Final Salary Pension Scheme was amended to close the plan to future accrual effective January 1, 2014. Benefits earned up to January 1, 2014 will not be affected; therefore, the amendment does not result in a material change to the projected benefit obligation at the re-measurement date, December 31, 2009. The amendment results in substantially all participants becoming inactive; therefore, the amortization period for actuarial gains and losses changes from the average remaining service period of active members (approximately 10 years) to the average remaining life expectancy of all members (approximately 27 years). As of December 31, 2009, the accumulated actuarial losses for our U.K. plan amounted to $678.

In October 2008, we amended our domestic retiree health benefit plan to eliminate the subsidy currently paid to current and future Medicare-eligible retirees effective January 1, 2010. The amendment resulted in a net decrease of approximately $225 in the benefit obligation and a corresponding after-tax increase to equity. The amendment decreased pre-tax net retiree health benefit expense by approximately $50 in 2009 and $15 in 2008.

Xerox 2009 Annual Report   67

Plan Assets

Current Allocation

As of the 2009 and 2008 measurement dates, the global pension plan assets were $7.6 billion and $6.9 billion, respectively. These assets were invested among several asset classes. None of the investments include debt or equity securities of Xerox Corporation.

The following table presents the defined benefit plans assets measured at fair value at December 31, 2009 and the basis for that measurement:

	Valuation Based On:
Asset Class	Quoted Prices in Active Markets for Identical Asset (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value December 31, 2009	% of Total

Cash and Cash Equivalents	$748	$—	$—	$748	10%

Equity Securities:
U.S. Large Cap	768	46	—	814	11%
U.S. Mid Cap	31	—	—	31	— %
U.S. Small Cap	90	70	—	160	2%
International Developed	1,292	493	—	1,785	24%
Emerging Markets	299	—	—	299	4%
Global Equity	12	—	—	12	— %

Total Equity Securities	$2,492	$609	$—	$3,101	41%

Debt Securities:
U.S. Treasury Securities	4	185	—	189	3%
Debt Security Issued by Government Agency	114	798	—	912	12%
Corporate Bonds	145	1,570	—	1,715	23%
Asset Backed Securities	3	23	—	26	— %

Total Debt Securities	$266	$2,576	$—	$2,842	38%

Common/Collective Trust	$2	$26	$—	$28	— %

Derivatives:
Interest Rate Contracts	—	52	—	52	— %
Foreign Exchange Contracts	15	(77)	—	(62)	(1)%
Equity Contracts	—	(24)	—	(24)	— %
Credit Contracts	—	(2)	—	(2)	— %
Other Contracts	—	(6)	—	(6)	— %

Total Derivatives	$15	$(57)	$—	$(42)	(1)%

Hedge Funds	—	—	4	4	— %
Real Estate	62	119	237	418	6%
Private Equity/Venture Capital	—	—	286	286	4%
Guaranteed Insurance Contracts	—	—	130	130	2%
Other	8	9	—	17	— %

Total Defined Benefit Plans Assets(1)	$3,593	$3,282	$657	$7,532	100%

(1)	Total fair value assets exclude $29 of other net non-financial assets (liabilities) such as due to/from broker, interest receivables and accrued expenses.

Xerox 2009 Annual Report   68

The following table presents the defined benefit plans assets measured at fair value at December 31, 2008 and the basis for that measurement:

	Valuation Based On:
Asset Class	Quoted Prices in Active Markets for Identical Asset (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value December 31, 2008	% of Total
Cash and Cash Equivalents	$497	$367	$—	$864	12%

Equity Securities:
U.S. Large Cap	149	561	—	710	10%
U.S. Mid Cap	33	—	—	33	— %
U.S. Small Cap	26	60	—	86	1%
International Developed	866	740	—	1,606	22%
Emerging Markets	89	84	—	173	2%
Global Equity	8	106	—	114	2%

Total Equity Securities	$1,171	$1,551	$—	$2,722	37%

Debt Securities:
U.S. Treasury Securities	4	230	—	234	3%
Debt Security Issued by Government Agency	116	769	—	885	12%
Corporate Bonds	94	1,116	—	1,210	16%
Asset Backed Securities	1	338	—	339	5%

Total Debt Securities	$215	$2,453	$—	$2,668	36%

Common/Collective Trust	$—	$68	$—	$68	1%

Derivatives:
Interest Rate Contracts	—	77	—	77	1%
Foreign Exchange Contracts	—	(81)	—	(81)	(1)%
Equity Contracts	—	114	—	114	2%
Credit Contracts	—	3	—	3	— %
Other Contracts	—	7	—	7	— %

Total Derivatives	$—	$120	$—	$120	2%

Hedge Funds	—	—	3	3	— %
Real Estate	8	117	279	404	6%
Private Equity/Venture Capital	—	—	331	331	5%
Guaranteed Insurance Contracts	—	—	104	104	1%
Other	2	19	—	21	— %

Total Defined Benefit Plans Assets(1)	$1,893	$4,695	$717	$7,305	100%

(1)	Total fair value assets exclude $(382) of other net non-financial assets (liabilities) such as due to/from broker, interest receivables and accrued expenses.

The following table represents a roll-forward of the defined benefit plans assets measured using significant unobservable inputs (Level 3 assets):

	Fair Value Measurement Using Significant Unobservable Inputs (Level 3)
	Hedge Funds	Real Estate	Private Equity/Venture Capital	Guaranteed Insurance Contracts	Other	Total
December 31, 2008	$3	$279	$331	$104	$—	$717
Net Payments, Purchases and Sales	1	5	16	1	—	23
Net Transfers In (Out)	—	—	—	16	—	16
Realized Gains (Losses)	—	—	8	3	(1)	10
Unrealized Gains (Losses)	—	(66)	(69)	2	1	(132)
Currency Translation	—	19	—	4	—	23

December 31, 2009	$4	$237	$286	$130	$—	$657

Xerox 2009 Annual Report   69

Our pension plan assets at December 31, 2009 were as follows: U.S. $3.1 billion; U.K. $2.7 billion; Canada $0.5 billion and Other $1.3 billion. Our benefit obligations at December 31, 2009 were as follows: U.S. $4.4 billion; U.K. $2.7 billion; Canada $0.6 billion and Other $1.5 billion.

Investment Strategy

The target asset allocations for our worldwide plans for 2009 and 2008 were:

	2009	2008
Equity investments	41%	47%
Fixed income investments	45%	42%
Real estate	7%	7%
Private equity	4%	3%
Other	3%	1%

Total Investment Strategy	100%	100%

We employ a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by exceeding the interest growth in long-term plan liabilities. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. This consideration involves the use of long-term measures that address both return and risk. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value and small and large capitalizations. Other assets such as real estate, private equity, and hedge funds are used to improve portfolio diversification. Derivatives may be used to hedge market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investments. Investment risks and returns are measured and monitored on an ongoing basis through annual liability measurements and quarterly investment portfolio reviews.

Expected Long-term Rate of Return

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

Contributions

Our 2009 contributions for our worldwide benefit plans were $122 for pensions and $107 for our retiree health. In 2010 we expect to make contributions of approximately $260 to our worldwide defined benefit pension plans and $103 to our retiree health benefit plans in 2010. Once the January 1, 2010 actuarial valuations are finalized for our U.S. qualified pension plans, we will reassess the need for additional contributions for these plans. No additional contributions were made in 2009, due to the ERISA funded status of our U.S. qualified pension plans and the availability of a credit balance that had resulted from funding in prior periods in excess of minimum requirements. In 2008, we made additional contributions above what was disclosed in the 2007 Annual Report of $165 to our U.S. qualified pension plans.

Xerox 2009 Annual Report   70

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid during the following years:

	Pension Benefits	Retiree Health
2010	$721	$103
2011	640	101
2012	664	100
2013	679	100
2014	677	98
Years 2015-2019	3,643	457

Assumptions

Weighted-average assumptions used to determine benefit obligations at the plan measurement dates:

	Pension Benefits			Retiree Health
	2009	2008	2007	2009	2008	2007
Discount rate	5.7%	6.3%	5.9%	5.4%	6.3%	6.2%
Rate of compensation increase	3.6%	3.9%	4.1%	— (1)	— (1)	— (1)

(1)	Rate of compensation increase is not applicable to the retiree health benefits as compensation levels do not impact earned benefits.

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

	Pension Benefits				Retiree Health
	2010	2009	2008	2007	2010	2009	2008	2007
Discount rate	5.7%	6.3%	5.9%	5.3%	5.4%	6.3%	6.2%	5.8%
Expected return on plan assets	7.3%	7.4%	7.6%	7.6%	— (1)	— (1)	— (1)	— (1)
Rate of compensation increase	3.6%	3.9%	4.1%	4.1%	— (2)	— (2)	— (2)	— (2)

(1)	Expected return on plan assets is not applicable to retiree health benefits as these plans are not funded.
(2)	Rate of compensation increase is not applicable to retiree health benefits as compensation levels do not impact earned benefits.

Assumed health care cost trend rates at December 31,

	2009	2008
Health care cost trend rate assumed for next year	9.8%	9.4%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.9%	5.0%
Year that the rate reaches the ultimate trend rate	2017	2013

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

Xerox 2009 Annual Report   71

	1% increase	1% decrease
Effect on total service and interest cost components	$5	$(4)
Effect on post-retirement benefit obligation	$71	$(61)

Note 15 – Income and Other Taxes

Income (loss) before income taxes for the three years ended December 31, 2009 was as follows:

	2009	2008	2007
Domestic income (loss)	$45	$(622)	$691
Foreign income	582	543	777

Income (Loss) Before Income Taxes	$627	$(79)	$1,468

Provisions (benefits) for income taxes for the three years ended December 31, 2009 was as follows:

	2009	2008	2007
Federal income taxes
Current	$(50)	$(26)	$30
Deferred	109	(285)	92
Foreign income taxes
Current	84	118	144
Deferred	11	4	120
State income taxes
Current	(2)	1	2
Deferred	—	(43)	12

Total Provision (Benefits)	$152	$(231)	$400

A reconciliation of the U.S. federal statutory income tax rate to the consolidated effective income tax rate for the three years ended December 31, 2009 was as follows:

	2009	2008	2007
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Nondeductible expenses	3.2	(19.5)	0.9
Effect of tax law changes	—	16.1	1.1
Change in valuation allowance for deferred tax assets	(1.7)	(21.0)	0.9
State taxes, net of federal benefit	(0.2)	36.7	1.2
Audit and other tax return adjustments	(8.7)	84.4	(4.1)
Tax-exempt income	(0.5)	8.5	(0.6)
Other foreign, including earnings taxed at different rates	(3.7)	148.9	(7.3)
Other	0.8	3.3	0.1

Effective Income Tax Rate	24.2%	292.4%	27.2%

On a consolidated basis, we paid a total of $78, $194, and $104 in income taxes to federal, foreign and state jurisdictions during the three years ended December 31, 2009, 2008 and 2007, respectively.

Xerox 2009 Annual Report   72

Total income tax expense (benefit) for the three years ended December 31, 2009 was allocated as follows:

	2009	2008	2007
Pre-tax income	$152	$(231)	$400
Common shareholders’ equity:
Changes in defined benefit plans	(61)	(183)	222
Stock option and incentive plans, net	21	(2)	(22)
Translation adjustments and other	(13)	10	24

Total Income Tax Expense (Benefit)	$99	$(406)	$624

Unrecognized Tax Benefits and Audit Resolutions

Due to the extensive geographical scope of our operations, we are subject to ongoing tax examinations in numerous jurisdictions. Accordingly, we may record incremental tax expense based upon the more-likely-than-not outcomes of any uncertain tax positions. In addition, when applicable, we adjust the previously recorded tax expense to reflect examination results when the position is effectively settled. Our ongoing assessments of the more-likely-than-not outcomes of the examinations and related tax positions require judgment and can increase or decrease our effective tax rate, as well as impact our operating results. The specific timing of when the resolution of each tax position will be reached is uncertain. As of December 31, 2009, we do not believe that there are any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008	2007
Balance at January 1	$170	$303	$287
Additions from acquisitions	—	—	4
Additions related to current year	6	12	33
Additions related to prior years positions	27	13	78
Reductions related to prior years positions	(33)	(65)	(33)
Settlements with taxing authorities (1)	(7)	(28)	(66)
Reductions related to lapse of statute of limitations	(29)	(45)	(14)
Currency	14	(20)	14

Balance at December 31	$148	$170	$303

(1)	Majority of settlements did not result in the utilization of cash.

Included in the balances at December 31, 2009, 2008 and 2007 are $67, $67 and $137, respectively, of tax positions that are highly certain of realizability but for which there is uncertainty about the timing or may be reduced through an indirect benefit from other taxing jurisdictions. Because of the impact of deferred tax accounting, other than for the possible incurrence of interest and penalties, the disallowance of these positions would not affect the annual effective tax rate.

We have filed claims in certain jurisdictions to assert our position should the law be clarified by judicial means. At this point in time, we believe it is unlikely that we will receive any benefit from these types of claims but we will continue to analyze as the issues develop. Accordingly, we have not included any benefit for these types of claims in the amount of unrecognized tax benefits.

We recognized interest and penalties accrued on unrecognized tax benefits, as well as interest received from favorable settlements within income tax expense. We had $13, $22 and $23 accrued for the payment of interest and penalties associated with unrecognized tax benefits at December 31, 2009, 2008 and 2007, respectively.

Xerox 2009 Annual Report   73

We file income tax returns in the U.S. federal jurisdiction and various foreign jurisdictions. In the U.S. we are no longer subject to U.S. federal income tax examinations by tax authorities for years before 2007. With respect to our major foreign jurisdictions, we are no longer subject to tax examinations by tax authorities for years before 2000.

Deferred Income Taxes

In substantially all instances, deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries and other foreign investments carried at equity. The amount of such earnings included in consolidated retained earnings at December 31, 2009 was approximately $8.0 billion. These earnings have been indefinitely reinvested and we currently do not plan to initiate any action that would precipitate the payment of income taxes thereon. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings. Our 2001 sale of half of our ownership interest in Fuji Xerox resulted in our investment no longer qualifying as a foreign corporate joint venture. Accordingly, deferred taxes are required to be provided on the undistributed earnings of Fuji Xerox, arising subsequent to such date, as we no longer have the ability to ensure indefinite reinvestment.

The tax effects of temporary differences that give rise to significant portions of the deferred taxes at December 31, 2009 and 2008 were as follows:

	2009	2008
Tax Effect of Future Tax Deductions:
Research and development	$752	$930
Post-retirement medical benefits	421	392
Depreciation	246	249
Net operating losses	576	486
Other operating reserves	261	249
Tax credit carryforwards	525	552
Deferred compensation	233	248
Allowance for doubtful accounts	93	84
Restructuring reserves	16	88
Pension	403	373
Other	132	182

Subtotal	3,658	3,833
Valuation allowance	(672)	(628)

Total	$2,986	$3,205

Tax Effect of Future Taxable Income:
Unearned income and installment sales	$(996)	$(1,119)
Intangibles and goodwill	(154)	(160)
Other	(38)	(53)

Total	$(1,188)	$(1,332)

Total Deferred Taxes, Net	$1,798	$1,873

The above amounts are classified as current or long-term in the Consolidated Balance Sheets in accordance with the asset or liability to which they relate or, when applicable, based on the expected timing of the reversal. Current deferred tax assets at December 31, 2009 and 2008 amounted to $290 and $305, respectively.

The deferred tax assets for the respective periods were assessed for recoverability and, where applicable, a valuation allowance was recorded to reduce the total deferred tax asset to an amount that will, more-likely-than-not, be realized in the future. The net change in the total valuation allowance for the years ended December 31, 2009 and 2008 was an increase of $44 and a decrease of $119, respectively. The valuation allowance relates primarily to certain net operating loss carryforwards, tax credit carryforwards and deductible temporary differences for which we have concluded it is more-likely-than-not that these items will not be realized in the ordinary course of operations.

Xerox 2009 Annual Report   74

Although realization is not assured, we have concluded that it is more-likely-than-not that the deferred tax assets, for which a valuation allowance was determined to be unnecessary, will be realized in the ordinary course of operations based on the available positive and negative evidence, including scheduling of deferred tax liabilities and projected income from operating activities. The amount of the net deferred tax assets considered realizable, however, could be reduced in the near term if actual future income or income tax rates are lower than estimated, or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

At December 31, 2009, we had tax credit carryforwards of $525 available to offset future income taxes, of which $146 are available to carryforward indefinitely while the remaining $379 will expire 2010 through 2027 if not utilized. We also had net operating loss carryforwards for income tax purposes of $556 that will expire 2010 through 2029, if not utilized, and $2.5 billion available to offset future taxable income indefinitely.

Note 16 – Contingencies

Brazil Tax and Labor Contingencies

Our Brazilian operations are involved in various litigation matters and have received or been the subject of numerous governmental assessments related to indirect and other taxes, as well as disputes associated with former employees and contract labor. The tax matters, which comprise a significant portion of the total contingencies, principally relate to claims for taxes on the internal transfer of inventory, municipal service taxes on rentals and gross revenue taxes. We are disputing these tax matters and intend to vigorously defend our position. Based on the opinion of legal counsel and current reserves for those matters deemed probable of loss, we do not believe that the ultimate resolution of these matters will materially impact our results of operations, financial position or cash flows. The labor matters principally relate to claims made by former employees and contract labor for the equivalent payment of all social security and other related labor benefits, as well as consequential tax claims, as if they were regular employees. As of December 31, 2009, the total amounts related to the unreserved portion of the tax and labor contingencies, inclusive of any related interest, amounted to approximately $1,225, with the increase from December 31, 2008 balance of approximately $839 primarily related to currency and current year interest indexation. In connection with the above proceedings, customary local regulations may require us to make escrow cash deposits or post other security of up to half of the total amount in dispute. As of December 31, 2009 we had $240 of escrow cash deposits for matters we are disputing and there are liens on certain Brazilian assets with a net book value of $19 and additional letters of credit of approximately $137. Generally, any escrowed amounts would be refundable and any liens would be removed to the extent the matters are resolved in our favor. We routinely assess all these matters as to probability of ultimately incurring a liability against our Brazilian operations and record our best estimate of the ultimate loss in situations where we assess the likelihood of an ultimate loss as probable.

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

Xerox 2009 Annual Report   75

The following is a summary of 2009 significant developments in litigation matters:

•	In re Xerox Corp. ERISA Litigation – settlement reached, approved by district court and paid.

•	Arbitration between MPI Technologies, Inc. and MPI Tech S.A. and Xerox Canada Ltd. and Xerox Corporation – settlement reached and paid.

Litigation Against the Company

In re Xerox Corporation Securities Litigation: A consolidated securities law action (consisting of 17 cases) is pending in the United States District Court for the District of Connecticut. Defendants are the Company, Barry Romeril, Paul Allaire and G. Richard Thoman. The consolidated action is a class action on behalf of all persons and entities who purchased Xerox Corporation common stock during the period October 22, 1998 through October 7, 1999 inclusive (“Class Period”) and who suffered a loss as a result of misrepresentations or omissions by Defendants as alleged by Plaintiffs (the “Class”). The Class alleges that in violation of Section 10(b) and/or 20(a) of the Securities Exchange Act of 1934, as amended (“1934 Act”), and SEC Rule 10b-5 thereunder, each of the defendants is liable as a participant in a fraudulent scheme and course of business that operated as a fraud or deceit on purchasers of the Company’s common stock during the Class Period by disseminating materially false and misleading statements and/or concealing material facts relating to the defendants’ alleged failure to disclose the material negative impact that the April 1998 restructuring had on the Company’s operations and revenues. The complaint further alleges that the alleged scheme: (i) deceived the investing public regarding the economic capabilities, sales proficiencies, growth, operations and the intrinsic value of the Company’s common stock; (ii) allowed several corporate insiders, such as the named individual defendants, to sell shares of privately held common stock of the Company while in possession of materially adverse, non-public information; and (iii) caused the individual plaintiffs and the other members of the purported class to purchase common stock of the Company at inflated prices. The complaint seeks unspecified compensatory damages in favor of the plaintiffs and the other members of the purported class against all defendants, jointly and severally, for all damages sustained as a result of defendants’ alleged wrongdoing, including interest thereon, together with reasonable costs and expenses incurred in the action, including counsel fees and expert fees. In 2001, the Court denied the defendants’ motion for dismissal of the complaint. The plaintiffs’ motion for class certification was denied by the Court in 2006, without prejudice to refiling. In February 2007, the Court granted the motion of the International Brotherhood of Electrical Workers Welfare Fund of Local Union No. 164, Robert W. Roten, Robert Agius (“Agius”) and Georgia Stanley to appoint them as additional lead plaintiffs. In July 2007, the Court denied plaintiffs’ renewed motion for class certification, without prejudice to renewal after the Court holds a pre-filing conference to identify factual disputes the Court will be required to resolve in ruling on the motion. After that conference and Agius’s withdrawal as lead plaintiff and proposed class representative, in February 2008 plaintiffs filed a second renewed motion for class certification. In April 2008, defendants filed their response and motion to disqualify Milberg LLP as a lead counsel. On September 30, 2008, the Court entered an order certifying the class and denying the appointment of Milberg LLP as class counsel. Subsequently, on April 9, 2009, the Court denied defendants’ motion to disqualify Milberg LLP. The parties have filed motions to exclude certain expert testimony. On November 6, 2008, the defendants filed a motion for summary judgment. Briefing with respect to each of these motions is complete. On April 22, 2009, the Court denied plaintiffs’ motions to exclude the testimony of two of defendants’ experts. The Court has not yet rendered decisions regarding the other pending motions. The individual defendants and we deny any wrongdoing and are vigorously defending the action. In the course of litigation, we periodically engage in discussions with plaintiffs’ counsel for possible resolution of this matter. Should developments cause a change in our determination as to an unfavorable outcome, or result in a final adverse judgment or a settlement for a significant amount, there could be a material adverse effect on our results of operations, cash flows and financial position in the period in which such change in determination, judgment or settlement occurs.

Xerox 2009 Annual Report   76

Merger Agreement Between Xerox and Affiliated Computer Services, Inc.: In late September and early October 2009, nine purported class action complaints were filed by Affiliated Computer Services, Inc. (“ACS”) shareholders challenging ACS’s proposed merger with Xerox. (See Note 3- Acquisitions) Two actions were filed in the Delaware Court of Chancery which subsequently were consolidated into one action. Seven actions were filed in state courts in Texas, which subsequently were consolidated into one action in the Dallas County Court at Law No. 3. The operative complaints in the Delaware and Texas actions name as defendants ACS and/or the members of ACS’s board of directors (the “Individual Defendants”) and Xerox Corporation and/or Boulder Acquisition Corp., a wholly owned subsidiary of Xerox (the “Xerox Defendants”). On October 22, 2009, a class of ACS shareholders was certified in the Delaware action. Pursuant to a stipulation entered into by all parties in the Delaware and Texas actions on November 20, 2009, the Texas plaintiffs agreed to stay prosecution of the Texas action until agreed otherwise by the defendants and ordered by the Texas court, and all plaintiffs agreed that any further prosecution of the Delaware and Texas actions, or any claims that could have been brought in those actions, would proceed in the Delaware action. The Texas court has calendared a trial date of November 29, 2010, for administrative purposes in the event that all issues are not resolved in the Delaware proceedings.

On December 11, 2009, plaintiffs in the Delaware action filed an amended complaint alleging, among other things, that (i) the Individual Defendants breached their fiduciary duties to ACS and its shareholders by authorizing the sale of ACS to Xerox for what plaintiffs deem inadequate consideration and pursuant to inadequate process, and the Xerox Defendants aided and abetted these alleged breaches; (ii) the Individual Defendants breached their fiduciary duties to ACS and its shareholders by agreeing to the provisions of the merger agreement relating to the consideration to be paid to the holders of Class B shares which the Delaware plaintiffs allege violates the ACS certificate of incorporation and is, therefore, void, and the Xerox Defendants aided and abetted these alleged breaches; and (iii) the Individual Defendants breached their fiduciary duties by failing to disclose material facts in the October 23, 2009 Form S-4 filed with the SEC in connection with the merger. The amended complaint seeks, among other things, to enjoin the defendants from consummating the merger on the agreed-upon terms, and unspecified compensatory damages, together with the costs and disbursements of the action.

On December 16, 2009, the Delaware court so ordered a stipulation between Xerox, ACS and certain Individual Defendants and the plaintiffs in the Delaware action providing, among other things, that in exchange for modifying certain provisions of the merger agreement and other consideration, the plaintiffs would not seek to enjoin any shareholder vote on the closing of the merger, nor take any action for the purpose of preventing or delaying the closing of the merger. On January 20, 2010, the Delaware court so ordered a stipulation by all parties in the Delaware action providing, among other things, for a trial to take place May 10-14, 2010 on the claims for damages asserted in the action. On January 29, 2010, defendants moved to dismiss the amended complaint and on February 8, 2010, plaintiffs moved for partial summary judgment.

The merger between ACS and Xerox closed on February 5, 2010. We deny any wrongdoing and are vigorously defending the actions.

Other Matters

It is our policy to promptly and carefully investigate, often with the assistance of outside advisers, allegations of impropriety that may come to our attention. If the allegations are substantiated, appropriate prompt remedial action is taken. When and where appropriate, we report such matters to the U.S. Department of Justice and to the SEC, and/or make public disclosure.

India

We became aware of a number of matters at our Indian subsidiary, Xerox India Ltd. (formerly Xerox Modicorp Ltd.), much of which occurred over several years before we obtained majority ownership of these operations in mid-1999. These matters include misappropriations of funds and payments to other companies that may have been inaccurately recorded on the subsidiary’s books, certain alleged improper payments in connection with sales to government customers and allegations that Xerox India’s then senior officers were aware of such activities. These transactions were not material to the Company’s financial statements. In 2002, we reported these transactions to the Indian authorities, the U.S. Department of Justice and to the SEC. As previously disclosed, following these reports, Indian authorities have advanced the position that Xerox India violated the Indian Company Law by means of alleged improper payments and alleged defaults/failures of the Xerox India, Ltd. board of directors.

Xerox 2009 Annual Report   77

Xerox India has asserted that the alleged violations are generally unsubstantiated and without any basis in law. We believe that any fines or penalties that might be imposed in connection with such ongoing matters would not be material to the Company.

Other Contingencies

Guarantees, Indemnifications and Warranty Liabilities

Guarantees and claims arise during the ordinary course of business from relationships with suppliers, customers and nonconsolidated affiliates when the Company undertakes an obligation to guarantee the performance of others if specified triggering events occur. Nonperformance under a contract could trigger an obligation of the Company. These potential claims include actions based upon alleged exposures to products, real estate, intellectual property such as patents, environmental matters, and other indemnifications. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these claims. However, while the ultimate liabilities resulting from such claims may be significant to results of operations in the period recognized, management does not anticipate they will have a material adverse effect on the Company’s consolidated financial position or liquidity. As of December 31, 2009, we have accrued our estimate of liability incurred under our indemnification arrangements and guarantees.

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

Xerox 2009 Annual Report   78

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

Product Warranty Liabilities

In connection with our normal sales of equipment, including those under sales-type leases, we generally do not issue product warranties. Our arrangements typically involve a separate full service maintenance agreement with the customer. The agreements generally extend over a period equivalent to the lease term or the expected useful life under a cash sale. The service agreements involve the payment of fees in return for our performance of repairs and maintenance. As a consequence, we do not have any significant product warranty obligations including any obligations under customer satisfaction programs. In a few circumstances, particularly in certain cash sales, we may issue a limited product warranty if negotiated by the customer. We also issue warranties for certain of our lower-end products in the Office segment, where full service maintenance agreements are not available. In these instances, we record warranty obligations at the time of the sale. Aggregate product warranty liability expenses for the three years ended December 31, 2009 were $34, $39 and $40, respectively. Total product warranty liabilities as of December 31, 2009 and 2008 were $20 and $27, respectively.

Note 17 – Shareholders’ Equity

Preferred Stock

As of December 31, 2009, we had no preferred stock shares or preferred stock purchase rights outstanding. We are authorized to issue approximately 22 million shares of cumulative preferred stock, $1.00 par value.

Xerox 2009 Annual Report   79

In connection with the acquisition of ACS in February 2010 (see Note 3 – Acquisitions for further information), we issued 300,000 shares of Convertible Preferred Stock with an aggregate liquidation preference of $300 to the holders of ACS Class B common stock. The Convertible Preferred Stock will pay quarterly cash dividends at a rate of 8 percent per year and will have a liquidation preference of $1,000 per share. Each share of Convertible Preferred Stock will be convertible at any time, at the option of the holder, into 89.8876 shares of common stock for a total of 26,966 thousand shares (which reflects an initial conversion price of approximately $11.125 per share of common stock, which is a 25% premium over $8.90, which was the average closing price of Xerox common stock over the 7-trading day period ended on September 14, 2009, and the number used for calculating the conversion price in the ACS merger agreement), subject to customary anti-dilution adjustments. On or after the fifth anniversary of the issue date, we will have the right to cause, under certain circumstances, any or all of the Convertible Preferred Stock to be converted into shares of common stock at the then applicable conversion rate. The holders of Convertible Preferred Stock will also be able to convert upon a change in control at the applicable conversion rate plus an additional number of shares determined by reference to the price paid for our common stock upon a change in control. In addition, upon the occurrence of certain fundamental change events, including a future change in control of Xerox or if Xerox common stock ceases to be listed on a national securities exchange, the holders of Convertible Preferred Stock will have the right to require us to redeem any or all of the Convertible Preferred Stock in cash at a redemption price per share equal to the liquidation preference and any accrued and unpaid dividends to, but not including the redemption date. The Convertible Preferred Stock will be classified as temporary equity (i.e., apart from permanent equity) as a result of the contingent redemption feature.

Common Stock

We have 1.75 billion authorized shares of common stock, $1 par value. At December 31, 2009, 79 million shares were reserved for issuance under our incentive compensation plans, 48 million shares were reserved for debt to equity exchanges and 2 million shares were reserved for the conversion of convertible debt.

In connection with the acquisition of ACS in February 2010 (see Note 3 – Acquisitions for further information), we issued approximately 489,800 thousand shares of common stock to holders of ACS Class A and Class B common stock.

Treasury Stock

Our Board of Directors has authorized programs for repurchase of the Company’s common stock. During the year ended December 31, 2009, we did not purchase any common stock and we have no immediate plans for further share repurchases.

The following provides cumulative information relating to our share repurchase programs from their inception in October 2005 through December 31, 2009 (shares in thousands):

Authorized share repurchase	$4,500
Share repurchases	$2,941
Share repurchase fees	$4

Number of shares repurchased	194,093

The following table reflects the changes in Common stock and Treasury stock shares for the three years ended December 31, 2009 (shares in thousand):

	Common Stock Shares	Treasury Stock Shares
Balance at December 31, 2006	954,568	(8,363)
Stock option and incentive plans, net	7,588	—
Acquisition of Treasury stock	—	(36,638)
Cancellation of Treasury stock	(43,165)	43,165
Other	22	—

Balance at December 31, 2007	919,013	(1,836)
Stock option and incentive plans, net	4,442	—
Acquisition of Treasury stock	—	(56,842)
Cancellation of Treasury stock	(58,678)	58,678

Balance at December 31, 2008	864,777	—
Stock option and incentive plans, net	4,604	—

Balance at December 31, 2009	869,381	—

Xerox 2009 Annual Report   80

Stock-Based Compensation

We have a long-term incentive plan whereby eligible employees may be granted restricted stock units (“RSUs”), performance shares (“PSs”) and non-qualified stock options.

We grant PSs and RSUs in order to continue to attract and retain employees and to better align employee interest with those of our shareholders. Each of these awards is subject to settlement with newly issued shares of our common stock. At December 31, 2009 and 2008, 15 million shares were available for grant of awards.

Stock-based compensation expense for the three years ended December 31, 2009 was as follows:

	2009	2008	2007
Stock-based compensation expense, pre-tax	$85	$85	$89
Stock-based compensation expense, net of tax	52	52	55

Restricted stock units: Compensation expense is based upon the grant date market price for most awards and a Monte Carlo simulation pricing model for a fiscal 2009 grant that included a market condition; the expense is recorded over the vesting period, which ranges from three to five years from the date of grant. A summary of the activity for RSUs as of December 31, 2009, 2008 and 2007, and changes during the years then ended, is presented below (shares in thousands):

	2009		2008		2007
Nonvested Restricted Stock Units	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1	14,037	$15.43	11,696	$16.78	8,635	$15.71
Granted	15,268	6.69	5,923	13.63	4,444	18.17
Vested	(3,764)	15.17	(3,350)	16.92	(935)	13.65
Cancelled	(414)	13.94	(232)	15.98	(448)	16.42

Outstanding at December 31	25,127	10.18	14,037	15.43	11,696	16.78

At December 31, 2009, the aggregate intrinsic value of RSUs outstanding was $213. The total intrinsic value and actual tax benefit realized for the tax deductions for vested RSUs for the three years ended December 31, 2009 were as follows:

Vested Restricted Stock Units	2009	2008	2007
Total intrinsic value of vested RSUs	$19	$54	$16
Tax benefit realized for vested RSUs tax deductions	6	18	3

At December 31, 2009, there was $129 of total unrecognized compensation cost related to nonvested RSUs, which is expected to be recognized ratably over a remaining weighted-average contractual term of 1.9 years.

Performance shares: We grant officers and selected executives PSs that vest contingent upon meeting pre-determined Diluted Earnings per Share (“EPS”) and Core Cash Flow from Operations targets. These shares entitle the holder to one share of common stock, payable after a three-year period and the attainment of the stated goals. If the cumulative three-year actual results for EPS and Core Cash Flow from Operations exceed the stated targets, then the plan participants have the potential to earn additional shares of common stock. This overachievement can not exceed 50% for officers and 25% for non-officers of the original grant.

Xerox 2009 Annual Report   81

A summary of the activity for PSs as of December 31, 2009, 2008 and 2007, and changes during the years then ended, is presented below (shares in thousands):

	2009		2008		2007
Nonvested Performance Shares	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1	7,378	$15.39	6,585	$16.16	4,571	$15.04
Granted	718	15.17	3,696	13.67	2,160	18.48
Vested	(3,075)	15.17	(2,734)	14.87	—	—
Cancelled	(147)	15.52	(169)	16.05	(146)	15.41

Outstanding at December 31	4,874	15.49	7,378	15.39	6,585	16.16

At December 31, 2009, the aggregate intrinsic value of PSs outstanding was $41. The total intrinsic value of PSs and the actual tax benefit realized for the tax deductions for vested PSs for the two years ended December 31, 2009 was as follows:

Vested Performance Shares	2009	2008
Total intrinsic value of vested PSs	$15	$41
Tax benefit realized for vested PSs tax deductions	6	13

We account for PSs using fair value determined as of the grant date. If the stated targets are not met, any recognized compensation cost would be reversed. As of December 31, 2009, there was $16 of total unrecognized compensation cost related to nonvested PSs; this cost is expected to be recognized ratably over a remaining weighted-average contractual term of 1.1 years.

Stock options: Stock options generally vest over a period of three years and expire between eight and ten years from the date of grant. We have not issued any new stock options since 2004 and all options currently outstanding are fully vested and exercisable. The following table provides information relating to the status of, and changes in, outstanding stock options for each of the three years ended December 31, 2009 (stock options in thousands):

	2009		2008		2007
Employee Stock Options	Stock Options	Weighted Average Option Price	Stock Options	Weighted Average Option Price	Stock Options	Weighted Average Option Price
Outstanding at January 1	45,185	$15.49	52,424	$19.73	60,480	$18.56
Cancelled/Expired	(16,676)	24.68	(6,559)	50.08	(922)	24.18
Exercised	(146)	5.88	(680)	8.89	(7,134)	9.22

Outstanding and Exercisable at December 31	28,363	10.13	45,185	15.49	52,424	19.73

All outstanding stock options at December 31, 2009 were exercisable, with an aggregate intrinsic value of $13, a weighted-average remaining contractual life of 2.17 years and a weighted-average exercise price of $10.13.

The following table provides information relating to stock option exercises for the three years ended December 31, 2009:

	2009	2008	2007
Total intrinsic value of stock options	$—	$4	$61
Cash received	1	6	65
Tax benefit realized for stock option tax deductions	—	2	22

Xerox 2009 Annual Report   82

In connection with the acquisition of ACS in February 2010 (see Note 3 – Acquisitions for further information), we issued approximately 96,700 thousand options in exchange for ACS options.

Note 18 – Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share of common stock for the three years ended December 31, 2009 (shares in thousands):

	2009	2008	2007

Basic Earnings per Share:
Net income attributable to Xerox	$485	$230	$1,135
Weighted average common shares outstanding	869,979	885,471	934,903
Basic Earnings per Share	$0.56	$0.26	$1.21

Diluted Earnings per Share:
Net income attributable to Xerox	$485	$230	$1,135
Interest on Convertible securities, net	1	—	1

Adjusted net income available to common shareholders	$486	$230	$1,136

Weighted average common shares outstanding	869,979	885,471	934,903
Common shares issuable with respect to:
Stock options	462	3,885	8,650
Restricted stock and performance shares	7,087	6,186	7,396
Convertible securities	1,992	—	1,992

Adjusted weighted average shares outstanding	879,520	895,542	952,941

Diluted Earnings per Share	$0.55	$0.26	$1.19

Dividends Declared per Common Share	$0.17	$0.17	$0.0425

The 2009, 2008 and 2007 computation of diluted earnings per share did not include the effects of 39 million, 29 million and 23 million stock options, respectively, because their respective exercise prices were greater than the corresponding market value per share of our common stock. In addition, the common shares issuable with respect to convertible securities were not included in the 2008 computation of diluted EPS because to do so would have been anti-dilutive.

Note 19 – Subsequent Events

On January 20, 2010, we acquired Irish Business Systems (“IBS”) for approximately $31. This acquisition expands our reach into the small and mid-sized business market in Ireland. IBS has eight offices located throughout Ireland and is a managed print services provider and the largest independent supplier of digital imaging and printing solutions in Ireland.

On February 5, 2010, we completed the acquisition of ACS. Refer to Note 3-Acquisitions, Note 11-Debt and Note 17-Shareholders’ Equity for further information regarding the acquisition and funding associated with it.

On February 25, 2010, we provided notice of termination for convenience of the Amended and Restated Program Agreement dated as of October 27, 2005 (as amended to date, the “Program Agreement”) by and among General Electric Capital Corporation (“GECC”), Xerox, Xerox Lease Funding LLC, and Xerox Lease Equipment LLC. The Program

Xerox 2009 Annual Report   83

Agreement will terminate effective no later than August 25, 2010. Termination of the Program Agreement will result in the termination of other agreements relating to our vendor finance relationship with GECC, including the Amended and Restated Loan Agreement dated as of October 21, 2002 (as amended to date the “Loan Agreement”) between Xerox Lease Funding LLC and GECC. As of December 31, 2009, approximately $2 was outstanding under the Loan Agreement and as of February 16, 2010 all amounts outstanding under the Loan Agreement had been repaid.

Xerox 2009 Annual Report   84

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

Based on the above evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

/s/ URSULA M. BURNS	/s/ LAWRENCE A. ZIMMERMAN	/s/ GARY R. KABURECK
Chief Executive Officer	Chief Financial Officer	Chief Accounting Officer

Xerox 2009 Annual Report   85

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Xerox Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and shareholders’ equity present fairly, in all material respects, the financial position of Xerox Corporation and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/    PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Stamford, Connecticut

February 26, 2010

Xerox 2009 Annual Report   86

QUARTERLY RESULTS OF OPERATIONS (Unaudited)

(in millions, except per-share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2009
Revenues	$3,554	$3,731	$3,675	$4,219	$15,179
Costs and Expenses (1)	3,476	3,534	3,517	4,025	14,552

Income before Income Taxes and Equity Income	78	197	158	194	627
Income tax expenses (2)	19	59	44	30	152
Equity in net (loss) income of unconsolidated affiliates (3)	(10)	9	15	27	41

Net Income	49	147	129	191	516
Less: Net income - noncontrolling interests	7	7	6	11	31

Net Income Attributable to Xerox	$42	$140	$123	$180	$485

Basic Earnings per Share	$0.05	$0.16	$0.14	$0.21	$0.56
Diluted Earnings per Share	$0.05	$0.16	$0.14	$0.20	$0.55

2008
Revenues	$4,335	$4,533	$4,370	$4,370	$17,608
Costs and Expenses (1)	4,844	4,279	4,123	4,441	17,687

(Loss) Income before Income Taxes and Equity Income	(509)	254	247	(71)	(79)
Income tax (benefits) expenses (2)	(246)	59	15	(59)	(231)
Equity in net income of unconsolidated affiliates (3)	28	29	35	21	113

Net (Loss) Income	(235)	224	267	9	265
Less: Net income - noncontrolling interests	9	9	9	8	35

Net (Loss) Income Attributable to Xerox	$(244)	$215	$258	$1	$230

Basic (Loss) Earnings per Share (4)	$(0.27)	$0.24	$0.30	$—	$0.26
Diluted (Loss) Earnings per Share (4)	$(0.27)	$0.24	$0.29	$—	$0.26

(1)

Costs and expenses include acquisition-related costs of $9 and $63 for the third and fourth quarters of 2009, respectively. Costs and expenses include charges for restructuring and asset impairments and an equipment write-off of $63, $14 and $388 for the second, third and fourth quarters of 2008, respectively. In addition, the first and fourth quarters of 2008 include $795 and $(21) for litigation matters.

(2)

The third and fourth quarters of 2009 include $1 and $22, respectively, of tax benefits for acquisition-related costs. The first, second, third and fourth quarters of 2008 include $304, $20, $5 and $124 of tax benefits, respectively, from the above noted charges. Third quarter 2008 also included a $41 income tax benefit from the settlement of certain previously unrecognized tax benefits.

(3)

The first, second, third and fourth quarters of 2009 include $22, $9, $9 and $6 of charges, respectively, for our share of Fuji Xerox restructuring charges. The first, second, third and fourth quarters of 2008 include $10, $3, $2 and $1 of charges, respectively, for our share of Fuji Xerox restructuring charges.

(4)

The sum of quarterly earnings per share may differ from the full-year amounts due to rounding, or in the case of diluted earnings per share, because securities that are anti-dilutive in certain quarters may not be anti-dilutive on a full-year basis.

Xerox 2009 Annual Report   87

FIVE YEARS IN REVIEW

(in millions, except per-share data)

	2009	2008	2007(2)	2006	2005
Per-Share Data
Income from continuing operations
Basic	$0.56	$0.26	$1.21	$1.25	$0.91
Diluted	0.55	0.26	1.19	1.22	0.90
Earnings
Basic	$0.56	$0.26	$1.21	$1.25	$0.96
Diluted	0.55	0.26	1.19	1.22	0.94
Common stock dividends declared	$0.17	$0.17	$0.0425	$—	$—

Operations
Revenues	$15,179	$17,608	$17,228	$15,895	$15,701
Sales	6,646	8,325	8,192	7,464	7,400
Service, outsourcing and rentals	7,820	8,485	8,214	7,591	7,426
Finance income	713	798	822	840	875
Income from continuing operations	516	265	1,165	1,232	948
Income from continuing operations – Xerox	485	230	1,135	1,210	933
Net income	516	265	1,165	1,232	993
Net income - Xerox	485	230	1,135	1,210	978

Financial Position
Working capital	$5,270	$2,700	$4,463	$4,056	$4,390
Total Assets	24,032	22,447	23,543	21,709	21,953

Consolidated Capitalization
Short-term debt and current portion of long-term debt	988	1,610	525	1,485	1,139
Long-term debt	8,276	6,774	6,939	5,660	6,139

Total Debt	9,264	8,384	7,464	7,145	7,278
Liabilities to subsidiary trusts issuing preferred securities(1)	649	648	632	624	724
Series C mandatory convertible preferred stock	—	—	—	—	889
Xerox shareholders’ equity	7,050	6,238	8,588	7,080	6,319
Noncontrolling interests	141	120	103	108	90

Total Consolidated Capitalization	$17,104	$15,390	$16,787	$14,957	$15,300

Selected Data and Ratios
Common shareholders of record at year-end	44,792	46,541	48,261	40,372	53,017
Book value per common share	$8.11	$7.21	$9.36	$7.48	$6.79
Year-end common stock market price	$8.46	$7.97	$16.19	$16.95	$14.65
Employees at year-end	53,600	57,100	57,400	53,700	55,220
Gross margin	39.7%	38.9%	40.3%	40.6%	41.2%
Sales gross margin	33.9%	33.7%	35.9%	35.7%	36.6%
Service, outsourcing and rentals gross margin	42.6%	41.9%	42.7%	43.0%	43.3%
Finance gross margin	62.0%	61.8%	61.6%	63.7%	62.7%

(1)	For 2005, the amount includes $98 reported in other current liabilities.
(2)	2007 results include the acquisition of GIS.

Xerox 2009 Annual Report   88

CORPORATE INFORMATION

Stock Listed and Traded

Xerox common stock (XRX) is listed on the New York Stock Exchange and the Chicago Stock Exchange. It is also traded on the Boston, Cincinnati, Pacific Coast, Philadelphia and Switzerland exchanges.

Xerox Common Stock Prices and Dividends

New York Stock Exchange composite prices *	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009
High	$9.10	$7.25	$9.57	$8.66
Low	4.17	4.70	6.05	7.25
Dividends Paid per Share	0.0425	0.0425	0.0425	0.0425
2008
High	$15.82	$15.36	$14.39	$11.30
Low	13.10	13.28	11.05	5.25
Dividends Paid per Share	0.0425	0.0425	0.0425	0.0425

*	Prices as of close of business

Xerox 2009 Annual Report   89