Form 10-K, Exhibit 13
period 2010-12-31
XEROX CORP
filed 2011-02-23
CIK 108772

EXHIBIT 13

ANNUAL REPORT

TABLE OF CONTENTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations	1
Executive Overview	1
Financial Overview	2
Currency Impacts	3
Summary Results	4
Application of Critical Accounting Policies	6
Operations Review of Segment Revenue and Operating Profit	11
Costs, Expenses and Other Income	15
Gross Margin	15
Research, Development and Engineering Expenses	16
Selling, Administrative and General Expenses	16
Summary of Costs and Expenses	17
Restructuring and Asset Impairment Charges	18
Acquisition-Related Costs	19
Amortization of Intangible Assets	19
Worldwide Employment	19
Other Expenses, Net	19
Income Taxes	21
Equity in Net Income of Unconsolidated Affiliates	22
Recent Accounting Pronouncements	22
Capital Resources and Liquidity	22
Cash Flow Analysis	22
ACS Acquisition	24
Financing Activities, Credit Facility and Capital Markets	25
Liquidity and Financial Flexibility	27
Contractual Cash Obligations and Other Commercial Commitments and Contingencies	28
Off-Balance Sheet Arrangements	30
Financial Risk Management	30
Non-GAAP Financial Measures	31
Forward-Looking Statements	35
Audited Consolidated Financial Statements
Consolidated Statements of Income	36
Consolidated Balance Sheets	37
Consolidated Statements of Cash Flows	38
Consolidated Statements of Shareholders’ Equity	39

Xerox 2010 Annual Report  i

Notes to the Consolidated Financial Statements	40
1. Summary of Significant Accounting Policies	40
2. Segment Reporting	51
3. Acquisitions	53
4. Receivables, Net	58
5. Inventories and Equipment on Operating Leases, Net	64
6. Land, Buildings and Equipment, Net	65
7. Investments in Affiliates, at Equity	66
8. Goodwill and Intangible Assets, Net	67
9. Restructuring and Asset Impairment Charges	69
10. Supplementary Financial Information	71
11. Debt	72
12. Liability to Subsidiary Trust Issuing Preferred Securities	75
13. Financial Instruments	75
14. Fair Value of Financial Assets and Liabilities	80
15. Employee Benefit Plans	81
16. Income and Other Taxes	89
17. Contingencies	93
18. Preferred Stock	97
19. Shareholders’ Equity	97
20. Earnings per Share	102
Reports of Management	103
Report of Independent Registered Public Accounting Firm	104
Quarterly Results of Operations	105
Five Years in Review	106
Performance Graph	107
Corporate Information	107

Xerox 2010 Annual Report  ii

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

Executive Overview

We are a $22 billion leading global enterprise for business process and document management. We provide the industry’s broadest portfolio of document systems and services for businesses of any size. This includes printers, multifunction devices, production publishing systems, managed print services (“MPS”) and related software. We also offer financing, service and supplies, as part of our document technology offerings. In 2010, we acquired Affiliated Computer Services, Inc. (“ACS”). Through ACS we offer extensive business process outsourcing and information technology outsourcing services, including data processing, HR benefits management, finance support and customer relationship management services for commercial and government organizations worldwide. We operate in a market that is estimated to be $500 billion. We have 136,500 employees and serve customers in more than 160 countries. Approximately 36 percent of our revenue is generated from customers outside the U.S.

We organize our business around two segments: Technology and Services.

•

Our Technology segment comprises our business of providing customers with document technology and related supplies, technical service and equipment financing. Our product categories within this segment include entry, mid-range and high-end products.

•

Our Services segment is comprised of our business process outsourcing, information technology outsourcing and document outsourcing services. Because we participate in all three of these lines of business, we are uniquely positioned in the industry, and we believe this allows us to provide a differentiated solution and deliver greater value to our customers.

The fundamentals of our business rest upon an annuity model that drives significant recurring revenue and cash generation. Over 80 percent of our 2010 total revenue was annuity based revenue that includes contracted services, equipment maintenance and consumable supplies, among other elements. Some of the key indicators of annuity revenue growth include:

•	The number of page-producing machines-in-the-field (“MIF”), which is impacted by equipment installations.
•	Page volume and the mix of color pages, as color pages generate more revenue per page than black-and-white.
•	Services signings growth, which reflects the year-over-year increase in estimated future revenues from contracts signed during the period as measured on a trailing twelve month basis.
•	Services pipeline growth, which measures the year-over-year increase in new business opportunities.

Subsequent to the acquisition of ACS, we acquired three additional service companies further expanding our BPO capabilities.

•	In July 2010, we acquired ExcellerateHRO, LLP (“EHRO”), a global benefits administration and relocation services provider.
•	In October 2010, we acquired TMS Health (“TMS”), a U.S. based teleservices company that provides customer care services to the pharmaceutical, biotech and healthcare industries.
•	In November 2010, we acquired Spur Information Solutions (“Spur”), one of the United Kingdom’s leading providers of computer software used for parking enforcement.

Additionally, in 2010 we acquired two companies to further expand our distribution capacity.

Xerox 2010 Annual Report  1

•	In January 2010, we acquired Irish Business Systems Limited (“IBS”) to expand our reach into the small and mid-size business market in Ireland.
•	In September 2010, we acquired Georgia Duplicating Products (“Georgia”), an office equipment supplier.

Financial Overview

During 2010, despite the continued economic weakness we began to see improvement in our markets. Results remained strong in our developing markets countries as well as in the small to mid-size business market. We began to see increased demand and usage activity in large enterprise customers particularly in the fourth quarter 2010. We closed 2010 with strong revenue growth, operating margin expansion and excellent cash generation, reflecting the strength of our business model and the benefits of our expanded technology and service offerings.

The following is a summary of key 2010 highlights:

•	Exceeded on earnings and cash generation commitments
•	Strong services performance, realizing benefits from the ACS acquisition
•	Technology revenue and activity growth; innovative products launched in key segments
•	Disciplined cost and expense management yielding operating margin improvement

We completed the acquisition of ACS on February 5, 2010, and their results subsequent to that date are included in our results. Total revenue of $21.6 billion in 2010 increased 43% from the prior year primarily as a result of the ACS acquisition. Currency had a negligible impact on 2010 total revenues. In order to provide a clearer comparison of our results to the prior year, we are also providing a discussion and analysis on a pro-forma basis, where we include ACS’s 2009 estimated results from February 6 through December 31 in our historical 2009 results(1). On a pro-forma(1) basis, total revenue increased 3% in 2010, including a negligible impact from currency.

2010 Annuity Revenue(2) increased 53% from the prior year, or 1% on a pro-forma(1) basis. Currency had a 1-percentage point unfavorable impact on pro-forma annuity revenue. 2010 Equipment Revenue increased 9% from the prior year, including a 1-percentage point negative impact from currency.

Net income attributable to Xerox for 2010 was $606 million and included $690 million of after-tax costs and expenses related to restructuring, intangibles amortization, acquisition-related costs and other discrete and unusual items. Net income attributable to Xerox for 2009 was $485 million and included $128 million of similar after-tax costs and expenses.

Cash flow from operations was $2.7 billion for 2010 primarily as a result of increased earnings and working capital cash generation. Cash used in investing activities of $2.2 billion primarily reflects the net cash consideration of $1.5 billion for the ACS acquisition. Cash used in financing activities was $3.1 billion, primarily reflecting the repayment of ACS’s debt of $1.7 billion as well as net payments on other debt during 2010 including the early redemption of $660 million of debt.

Our 2011 priorities include:

•	Strengthening our leadership in Technology through competitively advantaged products and increased distribution
•	Accelerating our services business - capture significant BPO opportunity and continue improvements in ITO and document outsourcing
•	Continued cost and expense discipline to enable operating margin expansion
•	Drive cash flow, reduce debt and return cash to shareholders

Xerox 2010 Annual Report  2

Our 2011 balance sheet and cash flow strategy includes: sustaining our working capital improvements; continued reductions in non-financing debt; leveraging of our financing assets (finance receivables and equipment on operating leases); achieving an optimal cost of capital; and effectively deploying cash to maximize shareholder value through share repurchase, acquisitions and dividends.

In addition, as a result of providing lease equipment financing to our customers, we expect to continue to make investments in lease contracts (finance receivables and equipment on operating leases). Since we maintain a certain level of debt to support this investment, we expect to continue to leverage this investment in 2011 (see “Customer Financing Activities” for additional information).

(1)	The pro-forma information included within this MD&A is different than the pro-forma information provided in Note 3 – Acquisitions. The pro-forma information included in Note 3 presents the combined results for 2010 and 2009 as if the acquisition was completed January 1st of each respective year. See the “Non-GAAP Financial Measures” section for a further explanation and discussion of this non-GAAP measure.
(2)	Annuity revenue = Service, outsourcing and rentals + Supplies, paper and other sales + Finance income.

Currency Impacts

To understand the trends in our business, we believe that it is helpful to analyze the impact of changes in the translation of foreign currencies into U.S. Dollars on revenues and expenses. We refer to this analysis as “currency impact” or “the impact from currency”. This impact is calculated by translating current period activity in local currency using the comparable prior year period’s currency translation rate. This impact is calculated for all countries where the functional currency is the local country currency. Revenues and expenses from our developing market countries (Latin America, Brazil, the Middle East, India, Eurasia and Central-Eastern Europe) are analyzed at actual exchange rates for all periods presented, since these countries generally have unpredictable currency and inflationary environments, and our operations in these countries have historically implemented pricing actions to recover the impact of inflation and devaluation. We do not hedge the translation effect of revenues or expenses denominated in currencies where the local currency is the functional currency.

Approximately 36% of our consolidated revenues are derived from operations outside of the United States where the U.S. Dollar is not the functional currency. When compared with the average of the major European currencies and Canadian Dollar on a revenue-weighted basis, the U.S. Dollar was 2% stronger in 2010 and 7% stronger in 2009, each compared to the prior year. As a result, the foreign currency translation impact on revenue was negligible in 2010 and a 3% detriment in 2009.

Refer to “Gross Margin” section for additional information regarding the impact of currency on our product costs.

Xerox 2010 Annual Report  3

Summary Results

Revenue

Revenues for the three years ended December 31, 2010 were as follows:

	Revenues			Percent Change		Pro-forma(3) Change	Percent of Total Revenue
(in millions)	2010	2009	2008	2010	2009	2010	2010	2009	2008
Revenue:
Equipment sales	$3,857	$3,550	$4,679	9%	(24)%	9%	18%	24%	26%
Supplies, paper and other	3,377	3,096	3,646	9%	(15)%	4%	15%	20%	21%

Sales	7,234	6,646	8,325	9%	(20)%	7%	33%	44%	47%
Service, outsourcing and rentals	13,739	7,820	8,485	76%	(8)%	1%	64%	51%	48%
Finance income	660	713	798	(7)%	(11)%	(7)%	3%	5%	5%

Total Revenues	$21,633	$15,179	$17,608	43%	(14)%	3%	100%	100%	100%

Segments:
Technology	$10,349	$10,067	$11,714	3%	(14)%	3%	48%	66%	66%
Services	9,637	3,476	3,828	177%	(9)%	3%	44%	23%	22%
Other	1,647	1,636	2,066	1%	(21)%	1%	8%	11%	12%

Total Revenues	$21,633	$15,179	$17,608	43%	(14)%	3%	100%	100%	100%

Memo:
Annuity Revenue (1)	$17,776	$11,629	$12,929	53%	(10)%	1%	82%	77%	73%
Color (2)	$6,397	$5,972	$6,669	7%	(10)%	7%	30%	39%	38%

Revenue 2010

Total revenues increased 43% compared to the prior year. Our consolidated 2010 results include ACS results subsequent to February 5, 2010, the effective date of the acquisition. On a pro-forma (3) basis total revenue grew 3%. Currency had a negligible impact on total revenues during 2010. Total revenues included the following:

•	53% increase in annuity revenue (1), or 1% on a pro-forma (3) basis, with a 1-percentage point negative impact from currency. The components of annuity revenue were as follows:
–

Service, outsourcing and rentals revenue of $13,739 million increased 76%, or 1% on a pro-forma (3) basis, and included a negligible impact from currency. The increase was driven by Business Process Outsourcing (“BPO”) revenue that partially offset the declines in technical service revenue which were driven by a continued but stabilizing decline in pages. Total digital pages declined 4% while color pages increased 9%. During 2010 digital MIF increased by 1% and color MIF increased by 15%.

–

Supplies, paper, and other sales of $3,377 million increased 9%, or 4% on a pro-forma (3) basis, with a 1-percentage point negative impact from currency. Growth in supplies revenues were partially offset by a decline in paper sales.

•	9% increase in equipment sales revenue, including a 1-percentage point negative impact from currency. Growth in install activity was partially offset by price declines of approximately 5% and mix.
•	7% increase in color revenue (2), including a 1-percentage point negative impact from currency reflecting:
–	5% increase in color annuity revenue, including a 1-percentage point negative impact from currency. The increase was driven by higher printer supplies sales and higher page volumes.
–	12% increase in color equipment sales revenue, including a 2-percentage point negative impact from currency. The increase was driven by higher installs of new products.
–	9% growth in color pages(4). Color pages (4) represented 23% of total pages in 2010 while color MIF represented 31% of total MIF.

Xerox 2010 Annual Report  4

Revenue 2009

Revenue decreased 14% compared to the prior year, including a 3-percentage point negative impact from currency. Although moderating in the fourth quarter 2009, worldwide economic weakness negatively impacted our major market segments during the year. Total revenues included the following:

•	10% decrease in annuity revenue(1) including a 3-percentage point negative impact from currency. The components of the annuity revenue decreased as follows:
–

8% decrease in service, outsourcing and rentals revenue to $7,820 million reflecting a 3-percentage point negative impact from currency and an overall decline in page volume. Total digital pages declined 6% despite an increase in color pages of 10%. Additionally, during 2009 digital MIF increased by 2% and color MIF increased by 21%.

–

Supplies, paper, and other sales of $3,096 million decreased 15% due primarily to currency, which had a 2-percentage point negative impact, and declines in channel supplies purchases, including lower purchases within developing markets, and lower paper sales.

•

24% decrease in equipment sales revenue, including a 1-percentage point negative impact from currency. The overall decline in install activity was the primary driver along with price declines of approximately 5%.

•	10% decrease in color revenue (2) including a 2-percentage point negative impact from currency reflecting:
–

5% decrease in color annuity revenue including a 3-percentage point negative impact from currency. The decline was partially driven by lower channel color printer supplies purchases. Color represented 40% and 37% of annuity revenue in 2009 and 2008, respectively.

–

22% decrease in color equipment sales revenue including a 2-percentage point negative impact from currency and lower installs driven by the impact of the economic environment. Color sales represented 53% and 50% of total equipment sales in 2009 and 2008.

–	10% growth in color pages(4). Color pages (4) represented 21% and 18% of total pages in 2009 and 2008, respectively.

Net Income

Net income and diluted earnings per share, as well as the adjustments to net income (5) for the three years ended December 31, 2010 were as follows:

	2010		2009		2008
(in millions, except per-share amounts)	Net Income	EPS	Net Income	EPS	Net Income	EPS
As Reported	$606	$0.43	$485	$0.55	$230	$0.26
Adjustments:
Xerox and Fuji Xerox restructuring charges	355	0.26	41	0.05	308	0.34
Acquisition-related costs	58	0.04	49	0.06	—	—
Amortization of intangible assets	194	0.14	38	0.04	35	0.04
ACS shareholders litigation settlement	36	0.03	—	—	—	—
Venezuela devaluation costs	21	0.02	—	—	—	—
Medicare subsidy tax law change	16	0.01	—	—	—	—
Provision for litigation matters	—	—	—	—	491	0.54
Equipment write-off	—	—	—	—	24	0.03
Loss on early extinguishment of debt	10	0.01	—	—	—	—
Settlement of unrecognized tax benefits	—	—	—	—	(41)	(0.05)

As Adjusted(5)	$1,296	$0.94	$613	$0.70	$1,047	$1.16

Weighted average shares for reported EPS		1,351		880		895
Weighted average shares for adjusted EPS		1,378		880		897

Average shares for the calculation of adjusted EPS for 2010 of 1,378 million include a pro-rata portion of 27 million shares associated with the Series A convertible preferred stock and therefore the 2010 dividends of $21 million are excluded. In addition, average shares for the calculation of adjusted EPS for both 2010 and 2008 include 2 million shares associated with other convertible securities. We evaluate the dilutive effect of our convertible securities on an “if-converted” basis. Refer to Note 20 – Earnings Per Share in the Consolidated Financial Statements for additional information.

Xerox 2010 Annual Report  5

(1)	Annuity revenue equals Service, outsourcing and rentals plus Supplies, paper and other sales plus Finance income.
(2)	Color revenues represent a subset of total revenue and excludes the impact of GIS’s revenues.
(3)	Growth on a pro-forma basis reflects the inclusion of ACS’s adjusted results from February 6 through December 31, 2009. Refer to the “Non-GAAP Financial Measures” section for an explanation of this non-GAAP financial measure.
(4)	Pages include estimates for developing markets, GIS and printers.
(5)	Refer to the “Non-GAAP Financial Measures” section for an explanation of this non-GAAP financial measure.

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

Revenue Recognition for Leases

Our accounting for leases involves specific determinations under applicable lease accounting standards. These determinations affect the timing of revenue recognition for our equipment. If a lease qualifies as a sales-type capital lease, equipment revenue is recognized as sale revenue upon delivery or installation of the equipment as opposed to ratably over the lease term. The critical elements that we consider with respect to our lease accounting are the determination of the economic life and the fair value of equipment, including the residual value. For purposes of determining the economic life, we consider the most objective measure to be the original contract term, since most equipment is returned by lessees at or near the end of the contracted term. The economic life of most of our products is five years since this represents the most frequent contractual lease term for our principal products and only a small percentage of our leases are for original terms longer than five years. There is no significant after-market for our used equipment. We believe five years is representative of the period during which the equipment is expected to be economically usable, with normal service, for the purpose for which it is intended.

Revenue Recognition for Bundled Lease Arrangements

We sell our products and services under bundled lease arrangements, which typically include equipment, service, supplies and financing components for which the customer pays a single negotiated monthly fixed price for all elements over the contractual lease term. Approximately 40% of our equipment sales revenue is related to sales made under bundled lease arrangements. Typically these arrangements include an incremental, variable component for page volumes in excess of contractual page volume minimums, which are often expressed in terms of price per page. Revenues under these arrangements are allocated, considering the relative fair values of the lease and non-lease deliverables included in the bundled arrangement, based upon the estimated fair values of each element. Lease deliverables include maintenance and executory costs, equipment and financing, while non-lease deliverables generally consist of supplies and non-maintenance services. The allocation for lease deliverables begins by allocating revenues to the maintenance and executory costs plus profit thereon. These elements are generally recognized over the term of the lease as services revenue. The remaining amounts are allocated to the equipment and financing elements, which are subjected to the accounting estimates noted above under “Revenue Recognition for Leases.” We perform analyses of available verifiable objective evidence of equipment fair value based on cash selling prices during the applicable period. The cash selling prices are compared to the range of values included in our lease accounting systems. The range of cash selling prices must be reasonably consistent with the lease selling prices, taking into account residual values, in order for us to determine that such lease prices are indicative of fair value.

Xerox 2010 Annual Report  6

Our pricing interest rates, which are used in determining customer payments, are developed based upon a variety of factors including local prevailing rates in the marketplace and the customer’s credit history, industry and credit class. We reassess our pricing interest rates quarterly based on changes in the local prevailing rates in the marketplace. These interest rates have generally been adjusted if the rates vary by twenty-five basis points or more, cumulatively, from the last rate in effect. The pricing interest rates generally equal the implicit rates within the leases, as corroborated by our comparisons of cash to lease selling prices.

Revenue Recognition for Services – Percentage-of-Completion

A significant portion of our services revenue is recognized based on objective criteria that do not require significant estimates or uncertainties. For example, transaction volume, time and materials and cost reimbursable arrangements are based on specific, objective criteria under the contracts. Accordingly, revenues recognized under these contracts do not require the use of significant estimates that are susceptible to change. However, revenue recognized using the percentage-of-completion accounting method does require the use of estimates and judgment as discussed below. During 2010, we recognized approximately $270 million of revenue using the percentage-of-completion accounting method.

Revenues on certain fixed price contracts where we provide information technology system development and implementation services are recognized using the percentage-of-completion approach. Revenue is recognized over the contract term based on the percentage of development and implementation services that are provided during the period compared with the total estimated development and implementation services to be provided over the entire contract. These contracts require that we perform significant, extensive and complex design, development, modification and implementation activities for our clients’ systems. Performance will often extend over long periods, and our right to receive future payment depends on our future performance in accordance with the agreement.

The percentage-of-completion methodology involves recognizing probable and reasonably estimable revenue using the percentage of services completed, on a current cumulative cost to estimated total cost basis, using a reasonably consistent profit margin over the period. Due to the longer term nature of these projects, developing the estimates of costs often requires significant judgment. Factors that must be considered in estimating the progress of work completed and ultimate cost of the projects include, but are not limited to, the availability of labor and labor productivity, the nature and complexity of the work to be performed and the impact of delayed performance. If changes occur in delivery, productivity or other factors used in developing the estimates of costs or revenues, we revise our cost and revenue estimates, which may result in increases or decreases in revenues and costs. Such revisions are reflected in income in the period in which the facts that give rise to that revision become known. If at any time these estimates indicate the contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately in cost. We perform ongoing profitability analyses of our services contracts in order to determine whether the latest estimates require updating.

Allowance for Doubtful Accounts and Credit Losses

We perform ongoing credit evaluations of our customers and adjust credit limits based upon customer payment history and current creditworthiness. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience adjusted for current conditions. We cannot guarantee that we will continue to experience credit loss rates similar to those we have experienced in the past.

Xerox 2010 Annual Report  7

Measurement of such losses requires consideration of historical loss experience, including the need to adjust for current conditions, and judgments about the probable effects of relevant observable data, including present economic conditions such as delinquency rates and financial health of specific customers. We recorded bad debt provisions of $188 million, $291 million and $188 million in SAG expenses in our Consolidated Statements of Income for the years ended December 31, 2010, 2009 and 2008, respectively.

Historically, the majority of the bad debt provision related to our finance receivables portfolio. This provision is inherently more difficult to estimate than the provision for trade accounts receivable because the underlying lease portfolio has an average maturity, at any time, of approximately two to three years and contains past due billed amounts, as well as unbilled amounts. The estimated credit quality of any given customer and class of customer or geographic location can significantly change during the life of the portfolio. We consider all available information in our quarterly assessments of the adequacy of the provision for doubtful accounts.

Bad debt provisions decreased by $103 million in 2010 and reserves as a percentage of trade and finance receivables decreased to 3.3% at December 31, 2010 as compared to 4.1% at December 31, 2009 and 3.4% at December 31, 2008. The decline in 2010 reflects the improving trend in write-off’s over the past year as well as the acquisition of ACS. We continue to assess our receivable portfolio in light of the current economic environment and its impact on our estimation of the adequacy of the allowance for doubtful accounts. Refer to Note 4 – Receivables in the Consolidated Financial Statements for additional information.

As discussed above, in preparing our Consolidated Financial Statements for the three years ended December 31, 2010, we estimated our provision for doubtful accounts based on historical experience and customer-specific collection issues. This methodology was consistently applied for all periods presented. During the five year period ended December 31, 2010, our reserve for doubtful accounts ranged from 3.0% to 4.1% of gross receivables. Holding all assumptions constant, a 1-percentage point increase or decrease in the reserve from the December 31, 2010 rate of 3.3% would change the 2010 provision by approximately $98 million.

Pension and Retiree Health Benefit Plan Assumptions

We sponsor defined benefit pension plans in various forms in several countries covering employees who meet eligibility requirements. Retiree health benefit plans cover U.S. and Canadian employees for retirement medical costs. Several statistical and other factors that attempt to anticipate future events are used in calculating the expense, liability and asset values related to our pension and retiree health benefit plans. These factors include assumptions we make about the discount rate, expected return on plan assets, rate of increase in healthcare costs, the rate of future compensation increases and mortality. Differences between these assumptions and actual experiences are reported as net actuarial gains and losses and are subject to amortization to net periodic benefit cost generally over the average remaining service lives of the employees participating in the plans.

Cumulative actuarial losses for our defined benefit pension plans of $1.9 billion as of December 31, 2010 were essentially unchanged from December 31, 2009. Positive returns on plan assets in 2010 as compared to expected returns offset a decrease in discount rates. The total actuarial loss will be amortized over future periods, subject to offsetting gains or losses that will impact the future amortization amounts.

We used a weighted average expected rate of return on plan assets of 7.3% for 2010, 7.4% for 2009 and 7.6% for 2008, on a worldwide basis. During 2010, the actual return on plan assets was $846 million, reflecting an improvement in the equity markets during the year. When estimating the 2011 expected rate of return, in addition to assessing recent performance, we considered the historical returns earned on plan assets, the rates of return expected in the future and our investment strategy and asset mix with respect to the plans’ funds. The weighted average expected rate of return on plan assets we will use in 2011 is 7.2%.

For purposes of determining the expected return on plan assets, we use a calculated value approach to determine the value of the pension plan assets, rather than a fair market value approach. The primary difference between these two methods relates to a systematic recognition of changes in fair value over time (generally two years) versus immediate recognition of changes in fair value. Our expected rate of return on plan assets is applied to the calculated asset value to determine the amount of the expected return on plan assets to be used in the determination of the net periodic pension cost. The calculated value approach reduces the volatility in net periodic pension cost that can result from using the fair market value approach. The difference between the actual return on plan assets and the expected return on plan assets is added to, or subtracted from, any cumulative differences from prior years. This amount is a component of the net actuarial gain or loss.

Xerox 2010 Annual Report  8

Another significant assumption affecting our pension and retiree health benefit obligations and the net periodic benefit cost is the rate that we use to discount our future anticipated benefit obligations. The discount rate reflects the current rate at which the benefit liabilities could be effectively settled considering the timing of expected payments for plan participants. In estimating this rate, we consider rates of return on high quality fixed-income investments included in published bond indices, adjusted to eliminate the effects of call provisions and differences in the timing and amounts of cash outflows related to the bonds. In the U.S. and the U.K., which comprise approximately 75% of our projected benefit obligations, we consider the Moody’s Aa Corporate Bond Index and the International Index Company’s iBoxx Sterling Corporate AA Cash Bond Index, respectively, in the determination of the appropriate discount rate assumptions. The weighted average discount rate we used to measure our pension obligations as of December 31, 2010 and to calculate our 2011 expense was 5.2%, which is lower than 5.7% that was used to calculate our 2010 expense. The weighted average discount rate we used to measure our retiree health obligation as of December 31, 2010 and to calculate our 2011 expense was 4.9%, which is lower than 5.4% that was used to calculate our 2010 expense.

On a consolidated basis, we recognized net periodic pension cost of $355 million, $270 million and $254 million for the years ended December 31, 2010, 2009 and 2008, respectively. The costs associated with our defined contribution plans, which are included in net periodic pension cost, were $51 million, $38 million and $80 million for the years ended December 31, 2010, 2009 and 2008, respectively. The increase in 2010 was primarily due to our partial resumption of the 401(k) match in the U.S. On a consolidated basis, we recognized net retiree health benefit cost of $32 million, $26 million and $77 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Assuming settlement losses in 2011 are consistent with 2010, our 2011 net periodic defined benefit pension cost is expected to be approximately $30 million lower than 2010, primarily driven by the U.S. as a result of a reduction in the amortization of actuarial losses and an increase in expected asset returns from higher asset values and expected contributions to the plan. Our 2011 retiree health benefit cost is expected to be approximately $17 million lower than 2010, primarily as a result of amendments to the U.S. plan in 2010.

Benefit plan costs are included in several income statement components based on the related underlying employee costs. Pension and retiree health benefit plan assumptions are included in Note 15 – Employee Benefit Plans in the Consolidated Financial Statements. Holding all other assumptions constant, a 0.25% increase or decrease in the discount rate would change the 2011 projected net periodic pension cost by $17 million. Likewise, a 0.25% increase or decrease in the expected return on plan assets would change the 2011 projected net periodic pension cost by $17 million.

Income Taxes and Tax Valuation Allowances

We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in our Consolidated Balance Sheets, as well as operating loss and tax credit carryforwards. We follow very specific and detailed guidelines in each tax jurisdiction regarding the recoverability of any tax assets recorded in our Consolidated Balance Sheets and provide valuation allowances as required. We regularly review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. If we continue to operate at a loss in certain jurisdictions or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase the valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. Conversely, if and when our operations in some jurisdictions become sufficiently profitable to recover previously reserved deferred tax assets, we would reduce all or a portion of the applicable valuation allowance in the period when such determination is made. This would result in an increase to reported earnings in such period. Adjustments to our valuation allowance, through charges (credits) to income tax expense, were $22 million, $(11) million and $17 million for the years ended December 31, 2010, 2009 and 2008, respectively. There were other (decreases) increases to our valuation allowance, including the effects of currency, of $11 million, $55 million and $(136) million for the years ended December 31, 2010, 2009 and 2008, respectively. These did not affect income tax expense in total as there was a corresponding adjustment to deferred tax assets or other comprehensive income. Gross deferred tax assets of $3.8 billion and $3.7 billion had valuation allowances of $735 million and $672 million at December 31, 2010 and 2009, respectively.

Xerox 2010 Annual Report  9

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

We file income tax returns in the U.S. Federal jurisdiction and in various foreign jurisdictions. In the U.S, with the exception of ACS, we are no longer subject to U.S. Federal income tax examinations for years before 2007. ACS is no longer subject to such examination for years before 2004. With respect to our major foreign jurisdictions, we are no longer subject to tax examinations by tax authorities for years before 2000.

Legal Contingencies

We are involved in a variety of claims, lawsuits, investigations and proceedings concerning securities law, intellectual property law, environmental law, employment law and ERISA, as discussed in Note 17 – Contingencies in the Consolidated Financial Statements. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess our potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

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

As a result of our acquisition of ACS, as well as other acquisitions including GIS, we have a significant amount of goodwill. Goodwill is tested for impairment annually or more frequently if an event or circumstance indicates that an impairment loss may have been incurred. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units and determination of the fair value of each reporting unit. We estimate the fair value of each reporting unit using a discounted cash flow methodology. This requires significant judgment including: estimation of future cash flows, which is dependent on internal forecasts; estimation of the long-term rate of growth for our business; the useful life over which cash flows will occur; determination of our weighted average cost of capital for purposes of establishing a discount rate; and consideration of relevant market data.

Our annual impairment test of goodwill is performed in the fourth quarter of each year. The estimated fair values of our reporting units were based on discounted cash flow models derived from internal earnings forecasts and assumptions. The assumptions and estimates used in those valuations considered the current economic environment. In performing our 2010 impairment test, the following were the overall composite assumptions regarding revenue and expense growth, which formed the basis for estimating future cash flows used in the discounted cash flow model: (1) revenue growth 3-5%; (2) gross margin 33-35%; (3) RD&E 3%; (4) SAG 19-20%; and (5) return on sales 10-12%. We believe these assumptions are appropriate because they are consistent with historical results (inclusive of ACS), generally consistent with our forecasted long-term business model and give appropriate consideration to the current economic environment.

Xerox 2010 Annual Report  10

Based on these valuations, we determined that the fair values of our reporting units exceeded their carrying values and no goodwill impairment charge was required during the fourth quarter 2010.

Refer to Note 1 – Summary of Significant Accounting Policies – “Goodwill and Intangible Assets” for additional information regarding our goodwill impairment testing, as well as Note 8 – Goodwill and Intangible Assets, Net in the Consolidated Financial Statements for additional information regarding goodwill by operating segment.

Operations Review of Segment Revenue and Operating Profit

Our reportable segments are consistent with how we manage the business and view the markets we serve. Our reportable segments are Technology, Services and Other.

2010 Segment Reporting Change

In 2010, as a result of our acquisition of ACS, we realigned our internal financial reporting structure and began reporting our financial performance based on two primary segments – Technology and Services. The Technology segment represents the combination of our former Production and Office segments excluding the document outsourcing business. The Services segment represents the combination of our document outsourcing business, which includes Xerox’s historic business process services, and ACS’s business process outsourcing and information technology outsourcing businesses. We believe this realignment improves our view of the expanded markets we now serve and will help us to better manage our business which is primarily centered around equipment systems and outsourcing services. Our Technology segment operations involve the sale and support of a broad range of document systems from entry level to the high-end. Our Services segment operations involve delivery of a broad range of outsourcing services including document, business processing and IT. Our 2009 and 2008 segment disclosures have been restated to reflect our new 2010 internal reporting structure. Refer to Note 2 – Segment Reporting, in the Consolidated Financial Statements for further description of these segments.

Revenues by segment for the three years ended December 31, 2010 were as follows:

(in millions)	Total Revenue	Segment Profit (Loss)	Segment Margin
2010
Technology	$10,349	$1,085	10.5%
Services	9,637	1,132	11.7%
Other	1,647	(342)	(20.8)%

Total	$21,633	$1,875	8.7%

2009
Technology	$10,067	$949	9.4%
Services	3,476	231	6.6%
Other	1,636	(342)	(20.9)%

Total	$15,179	$838	5.5%

2009 Pro-forma(1)
Technology	$10,067	$949	9.4%
Services	9,379	1,008	10.7%
Other	1,636	(447)	(27.3)%

Total	$21,082	$1,510	7.2%

2008
Technology	$11,714	$1,288	11.0%
Services	3,828	302	7.9%
Other	2,066	(245)	(11.9)%

Total	$17,608	$1,345	7.6%

(1)	Results include ACS’s 2009 estimated results February 6 through December 31. Refer to the “Non-GAAP Financial Measures” section for an explanation of this non-GAAP financial measure.

Xerox 2010 Annual Report  11

Technology

Our technology segment includes the sale of document systems and supplies, provision of technical service and financing of products.

	Year Ended December 31,			Percent Change
(in millions)	2010	2009	2008	2010	2009
Equipment sales	$3,404	$3,137	$4,079	9%	(23)%
Post sale revenues (1)	6,945	6,930	7,635	—%	(9)%

Total Revenue	$10,349	$10,067	$11,714	3%	(14)%

(1)	Post sale revenue does not include outsourcing revenue which is reported in our Services segment.

Revenue 2010

Technology revenue of $10,349 million increased 3%, including a negligible impact from currency and reflected solid install and related equipment revenue growth including the launch of 21 new products in 2010. Total revenues included the following:

•	9% increase in equipment sales revenue, with a 1-percentage point negative impact from currency, driven primarily by install growth across all color product categories.
•

Post sale revenue was flat compared to prior year, with a 1-percentage point negative impact from currency, as increased supplies sales were offset by lower service revenues reflecting decreased but stabilizing page volumes.

•	Technology revenue mix was 22% entry, 56% mid-range and 22% high-end.

Segment Profit 2010

Technology segment profit of $1,085 million increased $136 million from 2009, reflecting an increase in gross profit due to higher revenues, lower bad debt expense as well as cost and expense savings from restructuring actions.

Installs 2010

Entry

•	46% increase in installs of A4 black-and white multifunction devices driven by growth in developing markets and indirect channels.
•	39% increase in installs of A4 color multifunction devices driven by demand for new products.
•	4% increase in installs of color printers.

Mid-range

•	4% increase in installs of mid-range black-and-white devices.
•

27% increase in installs of mid-range color devices primarily driven by demand for new products, such as the Xerox Color 550/560, WorkCentre® 7545/7556 and WorkCentre® 7120/7700, and the continued strong demand for the ColorQubeTM.

High-end

•	8% decrease in installs of high-end black-and-white systems, reflecting declines across most product areas.
•	26% increase in installs of high-end color systems, reflecting strong demand for the recently launched Xerox Color 800 and 1000.

Install activity percentages include installations for document outsourcing and the Xerox-branded product shipments to GIS. Descriptions of “Entry,” “Mid-range,” and “High-end” can be found in Note 2 – Segment Reporting in the Consolidated Financial Statements.

Xerox 2010 Annual Report  12

Revenue 2009

Technology revenue of $10,067 million decreased 14%, including a 3-percentage point negative impact from currency. Total revenue included the following:

•

23% decrease in equipment sales revenue, with a 2-percentage point negative impact from currency. The decline reflects lower installs driven by the weak economic environment during the year and delays in customer spending on technology.

•	9% decrease in post sale revenue, with a 3-percentage point negative impact from currency, reflecting lower page volumes and supplies primarily as a result of the weak economic environment.
•	Technology revenue mix was 21% entry, 56% mid-range and 23% high-end.

Segment Profit 2009

Technology profit of $949 million decreased $339 million from 2008. The decrease is primarily the result of lower gross profit reflecting decreased revenue partially offset by lower costs and expenses reflecting the benefits from restructuring and favorable currency.

Installs 2009

Entry

•	40% decrease in installs of A4 black-and white multifunction devices primarily reflecting lower activity in developing markets.
•	22% decrease in installs of A4 color multifunction devices driven by lower overall demand.
•	34% decrease in installs of color printers due to lower demand and lower sales to OEM partners.

Mid-range

•	31% decrease in installs of mid-range black-and-white devices.
•	19% decrease in installs of mid-range color devices driven by lower overall demand which more than offset the impact of new products including the ColorQube and a mid-range version of the Xerox® 700.

High-end

•	29% decrease in installs of high-end black-and-white systems reflecting declines in all product areas.
•	37% decrease in installs of high-end color systems as entry production color declines were partially offset by increased iGen4 installs.

Services

Our Services segment comprises three service offerings: Business Process Outsourcing (“BPO”), Document Outsourcing (“DO”) and Information Technology Outsourcing (“ITO”).

Services total revenue and segment profit for the year ended December 31, 2010 increased 177% and 390%, respectively, primarily due to the inclusion of ACS. Since these comparisons are not meaningful, results for the Services segment are primarily discussed on a pro-forma basis, with ACS’s 2009 estimated results from February 6 through December 31 included in our historical 2009 results (See “Non-GAAP Financial Measures” section for discussion of this non-GAAP measure).

Revenue 2010

Services revenue of $9,637 million increased 177%, or 3% on a pro-forma(1) basis, including a negligible impact from currency.

•

BPO delivered pro-forma(1) revenue growth of 8% and represented 53% of total services revenue. BPO growth was driven by healthcare services, customer care, transportation solutions, healthcare payer services and 2010 acquisitions.

•

DO revenue decreased 3%, including a negligible impact from currency, and represented 34% of total services revenue. The decrease primarily reflects the continued impact of the weak economy on usage levels and renewal rates.

•	ITO revenue was flat on a pro-forma(1) basis and represented 13% of total services revenue.

Segment Profit 2010

Services operating profit of $1,132 million increased $901 million or $124 million on a pro-forma(1) basis from 2009, driven primarily by BPO growth and lower G&A expenses.

Xerox 2010 Annual Report  13

Metrics

Pipeline

Our BPO and ITO revenue pipeline including synergy opportunities grew 25% over the fourth quarter 2009. The sales pipeline includes the Total Contract Value (“TCV”) of new business opportunities that could potentially be contracted within the next six months and excludes business opportunities with estimated annual recurring revenue in excess of $100 million. The DO sales pipeline grew approximately 17% over the fourth quarter 2009. The DO sales pipeline includes all active deals with $10 million or greater in TCV.

Signings

Signings (“Signings”) are defined as estimated future revenues from contracts signed during the period, including renewals of existing contracts. Services signings were an estimated $14.6 billion in TCV in 2010 and increased 13% as compared to the comparable prior year period. TCV represents estimated total revenue for future contracts for pipeline or signed contracts for signings as applicable.

Signings were as follows:

(in billions)	Year Ended December 31, 2010
BPO	$10.0
DO	3.3
ITO	1.3

Total Signings	$14.6

Signings growth was driven by strong signings in both our BPO and DO businesses. In 2010 we signed significant new business in the following areas:

•	Child support payment processing
•	Commercial healthcare
•	Customer care
•	Electronic payment cards
•	Enterprise print services
•	Government healthcare
•	Telecom and hardware services
•	Transportation

Revenue 2009

Services revenue of $3,476 million decreased 9% including a 2-percentage point negative impact from currency. Services revenue for 2009 and 2008 primarily reflects revenue from DO services. The decrease in revenue is primarily due to lower usage primarily in black-and-white devices.

Segment Profit 2009

Services operating profit of $231 million decreased $71 million from 2008. The decrease was primarily due to lower gross profit reflecting a decrease in revenues partially offset by lower cost and expenses reflecting benefits from restructuring and favorable currency.

Other

Revenue 2010

Other revenue of $1,647 million increased 1%, including a negligible impact from currency. Increases in GIS’s network integration and electronic presentation systems and Wide Format sales offset a decline in paper sales. Paper comprised approximately 58% of the Other segment revenue.

Xerox 2010 Annual Report  14

Segment Loss 2010

Other segment loss of $342 million was flat with 2009 as higher gross profit reflecting an increase in gross margins from the mix of revenues was partially offset by higher interest expense associated with funding for the ACS acquisition.

Revenue 2009

Other revenue of $1,636 million decreased 21%, including a 2-percentage point negative impact from currency, primarily driven by declines in revenue from paper, wide format systems and licensing and royalty arrangements. Paper comprised approximately 60% of the Other segment revenue.

Segment Loss 2009

Other operating loss of $342 million increased $97 million from 2008, primarily due to lower revenue, as well as lower interest and equity income.

(1)	Refer to the “Non-GAAP Financial Measures” section for an explanation of the Pro-forma non-GAAP financial measure.

Costs, Expenses and Other Income

Gross Margin

Gross margins by revenue classification were as follows:

	Year Ended December 31,			Change		Pro-forma(1) Change
	2010	2009	2008	2010	2009	2010
Sales	34.5%	33.9%	33.7%	0.6pts	0.2pts	1.1pts
Service, outsourcing and rentals	33.1%	42.6%	41.9%	(9.5)pts	0.7pts	(0.7)pts
Finance income	62.7%	62.0%	61.8%	0.7pts	0.2pts	0.7pts
Total Gross Margin	34.4%	39.7%	38.9%	(5.3)pts	0.8pts	(0.2)pts

Gross Margin 2010

The 2010 total gross margin decreased 5.3-percentage points, and service, outsourcing and rentals gross margin decreased 9.5-percentage points, on an actual basis primarily due to the ACS acquisition. ACS, as a services based company, had a lower gross margin as compared to a technology based company, which typified Xerox before the acquisition. Since actual comparisons are not meaningful, gross margins for these two categories are primarily discussed below on a pro-forma basis with ACS’s 2009 estimated results from February 6 through December 31 included in our historical 2009 results (See “Non-GAAP Financial Measures” section for a further discussion of this non-GAAP measure).

•

Total gross margin decreased 5.3-percentage points or 0.2-percentage points on a pro-forma(1) basis, as compared to 2009. The decline was primarily due to the unfavorable impact of year-over-year transaction currency.

•

Sales gross margin increased 0.6-percentage points or 1.1-percentage points on a pro-forma(1) basis, as compared to 2009. Cost improvements and positive mix more than offset a 0.5-percentage point adverse impact from transaction currency and price declines of about 1-percentage points.

•

Service, outsourcing and rentals gross margin decreased 9.5-percentage points or 0.7-percentage points on a pro-forma(1) basis, as compared to 2009 as price declines and the higher rate of growth in lower margin BPO revenue were only partially offset by cost improvements.

•	Financing income gross margin of 62.7% remained comparable to 2009.

Since a large portion of our inventory is procured from Japan, the strengthening of the Yen versus the U.S. Dollar and Euro in 2010 and 2009 has significantly impacted our product costs. In 2010, the Yen strengthened approximately 6% against the U.S. Dollar and 10% against the Euro as compared to 2009. In 2009, the Yen strengthened approximately 10% against the U.S. Dollar and 15% against the Euro as compared to 2008. We expect product costs and gross margins to continue to be negatively impacted in 2011, particularly in the first half, if Yen exchange rates remain at January 2011 levels.

(1)	Refer to the “Non-GAAP Financial Measures” section for an explanation of the Pro-forma non-GAAP financial measure.

Xerox 2010 Annual Report  15

Gross Margin 2009

•

Total gross margin increased 0.8-percentage points compared to 2008 primarily driven by cost improvements, enabled by restructuring and our cost actions, which were partially offset by the 0.5-percentage point unfavorable impact of transaction currency, primarily the Yen, and price declines of 1.0-percentage points.

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

Research, Development and Engineering Expenses (“RD&E”)

We invest in technological research and development, particularly in color, software and services. We believe our R&D spending is sufficient to remain technologically competitive. Our R&D is strategically coordinated with that of Fuji Xerox.

	Year Ended December 31,			Change		Pro-forma(1) Change
(in millions)	2010	2009	2008	2010	2009	2010
R&D	$653	$713	$750	$(60)	$(37)	$(60)
Sustaining Engineering	128	127	134	1	(7)	1

Total RD&E Expenses	$781	$840	$884	$(59)	$(44)	$(59)

RD&E % Revenue	3.6%	5.5%	5.0%	(1.9)pts	0.5pts	(0.4)pts
R&D Investment by Fuji Xerox(2)	$821	$796	$788	$25	$8	n/a

(1)	Refer to the “Non-GAAP Financial Measures” section for an explanation of the Pro-forma non-GAAP financial measure.
(2)	Increase in Fuji Xerox R&D was primarily due to changes in foreign exchange rates.

RD&E 2010: The decrease in RD&E spending for 2010 primarily reflects the savings from restructuring and productivity improvements.

RD&E 2009: The decrease in RD&E spending for 2009 reflects our restructuring and cost actions which consolidated the development and engineering infrastructures within our Technology segment.

Selling, Administrative and General Expenses (“SAG”)

	Year Ended December 31,			Change		Pro-forma(1) Change
(in millions)	2010	2009	2008	2010	2009	2010
Total SAG	$4,594	$4,149	$4,534	$445	$(385)	$(57)
SAG as a % of revenue	21.2%	27.3%	25.7%	(6.1)pts	1.6pts	(0.9)pts

Bad Debt Expense	$188	$291	$188	$(103)	$103	$(108)
Bad Debt as a % of revenue	0.9%	1.9%	1.1%	(1.0)pts	0.8pts	(0.5)pts

(1)	Refer to the “Non-GAAP Financial Measures” section for an explanation of the Pro-forma non-GAAP financial measure.

SAG 2010

SAG as a percent of revenue decreased 6.1-percentage points on an actual basis primarily due to the ACS acquisition. ACS, as a typical service based company, had lower SAG as a percent of revenue as compared to a technology based company, which typified Xerox before the acquisition. Since actual comparisons are not meaningful, SAG is primarily discussed on a pro-forma basis, with ACS’s 2009 estimated results from February 6 through December 31 included in our historical 2009 results (See “Non-GAAP Financial Measures” section for additional discussion of this non-GAAP measure).

Xerox 2010 Annual Report  16

SAG of $4,594 million was $445 million higher than 2009, or $57 million lower on a pro-forma (1) basis, including a negligible impact from currency. The pro-forma(1) SAG decrease reflects the following:

•	$137 million increase in selling expenses, reflecting increased demand generation and brand advertising and higher commissions partially offset by restructuring savings and productivity improvements.
•	$86 million decrease in general and administrative expenses, reflecting benefits from restructuring and operational improvements.
•	$108 million decrease in bad debt expense, reflecting an improving write-off trend.

SAG 2009

SAG of $4,149 million was $385 million lower than 2008, including a $126 million benefit from currency. The SAG decrease was the result of the following:

•	$311 million decrease in selling expenses, reflecting favorable currency; benefits from restructuring, an overall reduction in marketing spend and lower commissions.
•	$177 million decrease in general and administrative expenses, reflecting favorable currency and benefits from restructuring and cost actions partially offset by higher compensation accruals.
•	$103 million increase in bad debt expense, reflecting increased write-offs in North America and Europe.

Summary Costs and Expenses

The following is a summary of key metrics used to assess our performance:

	Year Ended December 31,			Change		Pro-forma(1) Change
(in millions)	2010	2009	2008	2010	2009	2010
Total Gross Margin	34.4%	39.7%	38.9%	(5.3)pts	0.8pts	(0.2)pts
RD&E % of revenue	3.6%	5.5%	5.0%	(1.9)pts	0.5pts	(0.4)pts
SAG % of revenue	21.2%	27.3%	25.7%	(6.1)pts	1.6pts	(0.9)pts

Operating Margin(1)	9.6%	6.8%	8.4%	2.8pts	(1.6)pts	1.0pts
Pre-tax income (loss) margin	3.8%	4.1%	(0.4)%	(0.3)pts	4.5pts	(2.2)pts

(1)	See the “Non-GAAP Measures” section for additional information.

As previously noted, the acquisition of ACS increased the proportion of revenues from Services. Consistent with Services companies, this portion of our operations has a lower gross margin than our Technology segment, but also has both, lower SAG and R&D as a percent of revenue. Accordingly, in 2010 we began to assess our performance using an operating margin metric, which neutralizes this mix differential. Operating margin is an internal measurement metric and represents gross margin minus RD&E percentage of revenue and SAG percentage of revenue. (Refer to the “Non-GAAP Financial Measures” section for further information and the reconciliation of operating margin to pre-tax income (loss) margin).

During 2010, operating margin increased 2.8-percentage points or 1.0-percentage-points on a pro-forma (1) basis, as compared to 2009. The improvement reflects strong revenue growth and continued disciplined cost and expense management. During 2009, operating margin decreased 1.6-percentage points largely due to lower revenue as a result of the worldwide recession as well as the negative effects of currency on our product costs, which were only partially offset by savings from prior year restructuring actions.

Xerox 2010 Annual Report17

Restructuring and Asset Impairment Charges

2010 Activity

During 2010 we recorded $483 million of net restructuring and asset impairment charges which included the following:

•

$470 million of severance costs related to headcount reductions of approximately 9,000 employees. The costs associated with these actions applied about equally to North America and Europe, with approximately 20% related to our developing market countries. Approximately 50% of the costs were focused on gross margin improvements, 40% on SAG and 10% on the optimization of RD&E investments and impacted the following functional areas:

–	Services
–	Supply chain and manufacturing
–	Back office administration
–	Development and engineering
•	$28 million for lease termination costs primarily reflecting the continued rationalization and optimization of our worldwide operating locations, including consolidations with ACS.
•

$19 million loss associated with the sale of our Venezuelan subsidiary. The loss primarily reflects the write-off our Venezuelan net assets including working capital and long-lived assets. We will continue to sell equipment, parts and supplies to the acquiring company through a distribution arrangement but will no longer have any direct or local operations in Venezuela. The sale of our operations and change in business model follows a decision by management in the fourth quarter 2010 to reduce the Company’s future exposure and risk associated with operating in this unpredictable economy.

The above charges were partially offset by $41 million of net reversals for changes in estimated reserves from prior period initiatives.

We expect 2011 pre-tax savings of approximately $270 million from our 2010 restructuring actions and approximately $475 million of annualized savings once all actions are fully implemented.

2009 Activity

Restructuring activity was minimal in 2009, and the related charges primarily reflected changes in estimates in severance costs from previously recorded actions.

2008 Activity

During 2008, we recorded $357 million of net restructuring charges predominantly consisting of severance and costs related to the elimination of approximately 4,900 positions primarily in North America and Europe. Focus areas for these actions include the following:

•	Improving efficiency and effectiveness of infrastructure including: marketing, finance, human resources and training;
•	Capturing efficiencies in technical services, managed services and supply chain and manufacturing infrastructure; and
•	Optimizing product development and engineering resources.

In addition, related to these activities, we also recorded lease cancellation and other costs of $19 million and asset impairment charges of $53 million. The lease termination and asset impairment charges primarily related to: (i) the relocation of certain manufacturing operations including the closing of our toner plant in Oklahoma City and the consolidation of our manufacturing operations in Ireland; and (ii) the exit from certain leased and owned facilities as a result of the actions noted above.

Restructuring Summary

The restructuring reserve balance as of December 31, 2010, for all programs was $323 million, of which approximately $309 million is expected to be spent over the next twelve months. Refer to Note 9 – Restructuring and Asset Impairment Charges in the Consolidated Financial Statements for additional information regarding our restructuring programs.

Xerox 2010 Annual Report  18

Acquisition-Related Costs

Costs of $77 million were incurred during 2010 in connection with our acquisition of ACS. These costs include $53 million of transaction costs, which represent external costs directly related to completing the acquisition of ACS and primarily include expenditures for investment banking, legal, accounting and other similar services. Legal costs include costs associated with the ACS shareholders litigation which was settled in 2010. The remainder of the acquisition-related costs represents external incremental costs directly related to the integration of ACS and Xerox. These costs include expenditures for consulting, systems integration, corporate communication services and the consolidation of facilities as well as the expense associated with the performance shares that were granted to ACS management in connection with existing change-in-control agreements.

Costs of $72 million were incurred during 2009, in connection with our acquisition of ACS. $58 million of the costs relate to the write-off of fees associated with the Bridge Loan Facility commitment which was terminated as a result of securing permanent financing to fund the acquisition. The remainder of the costs represents transaction costs such as banking, legal and accounting fees, as well as some pre-integration costs such as external consulting services.

Amortization of Intangible Assets

During 2010, we recorded $312 million for the amortization of intangibles assets, which was $252 million higher than 2009. The increase primarily reflects the amortization of intangibles associated with our acquisition of ACS. Refer to Note 3 – Acquisitions in the Consolidated Financial Statements for additional information regarding the ACS acquisition.

Amortization of intangibles was $60 million in 2009 which was an increase of $6 million over 2008 primarily as a result of the full-year amortization of the assets acquired as part of our acquisitions in 2008.

Worldwide Employment

Worldwide employment of 136,500 as of December 31, 2010 increased approximately 83,000 from December 31, 2009, primarily due to the additional headcount related to the ACS acquisition partially offset by restructuring reductions. Worldwide employment was approximately 53,600 and 57,100 at December 31, 2009 and 2008, respectively.

Other Expenses, Net

Other expenses, net for the three years ended December 31, 2010 were as follows:

(in millions)	2010	2009	2008
Non-financing interest expense	$346	$256	$262
Interest income	(19)	(21)	(35)
Gain on sales of businesses and assets	(18)	(16)	(21)
Currency losses, net	11	26	34
ACS shareholders litigation settlement	36	—	—
Litigation matters	(4)	9	781
Loss on early extinguishment of debt	15	—	—
All Other expenses, net	22	31	12

Total Other Expenses, Net	$389	$285	$1,033

Xerox 2010 Annual Report  19

Non-financing interest expense: 2010 non-financing interest expense of $346 million increased $90 million from 2009 due to higher average debt balances, primarily resulting from the funding of the ACS acquisition, partially offset by the early extinguishment of certain debt instruments as well as the scheduled repayments of other debt.

In 2009 non-financing interest expense decreased compared to 2008, as interest expense associated with our $2.0 billion Senior Note offering for the funding of the ACS acquisition was more than offset by lower interest rates on the remaining debt.

Interest income: Interest income is derived primarily from our invested cash and cash equivalent balances. The decline in interest income in 2010 and 2009 was primarily due to lower average cash balances and rates of return.

Gain on sales of businesses and assets: Gains on sales of business and assets primarily consisted of the sales of certain surplus facilities in Latin America.

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

The 2010 net currency losses were primarily due to the currency devaluation in Venezuela. In January 2010, Venezuela announced a devaluation of the Bolivar to an official rate of 4.30 Bolivars to the U.S. Dollar for a majority of our products. As a result of this devaluation, we recorded a currency loss of $21 million in the first quarter of 2010 for the re-measurement of our net Bolivar-denominated monetary assets. This loss was partially offset by a cumulative translation gain of $6 million that was recognized upon the repatriation of cash and liquidation of a foreign subsidiary.

The 2009 net currency losses were primarily due to the significant movement in exchange rates among the U.S. Dollar, Euro and Yen in the first quarter of 2009, as well as the increased cost of hedging, particularly in developing markets.

The 2008 currency losses were primarily due to net re-measurement losses associated with our Yen-denominated payables, foreign currency-denominated assets and liabilities in our developing markets and the cost of hedging. The currency losses on Yen-denominated payables were largely limited to the first quarter 2008 as a result of the significant and rapid weakening of the U.S. Dollar and Euro versus the Yen.

ACS Shareholders’ Litigation Settlement: Represents litigation expense of $36 million for the settlement of claims by ACS shareholders arising from our acquisition of ACS. The total settlement for all defendants was approximately $69 million, with Xerox paying approximately $36 million net of insurance proceeds.

Litigation matters: The 2010 and 2009 amounts for litigation matters primarily relate to changes in estimated probable losses for various legal matters.

In 2008 legal matters consisted of the following:

•	$721 million reflecting provisions for the $670 million court approved settlement of Carlson v. Xerox Corporation and other pending securities-related cases, net of insurance recoveries.
•

$36 million for probable losses on Brazilian labor-related contingencies. Following an assessment of the most recent trend in the outcomes of these matters, we reassessed the probable estimated loss and, as a result, recorded an additional reserve of $36 million in the fourth quarter of 2008.

•	$24 million associated with probable losses from various other legal matters.

Refer to Note 17 – Contingencies in the Consolidated Financial Statements for additional information regarding litigation against the Company.

Xerox 2010 Annual Report  20

All other expenses, net: All Other expenses in 2010 decreased primarily due to lower interest expense on the Brazil tax and labor contingencies.

All Other expenses, net in 2009 were $19 million higher than 2008, primarily due to fees associated with the sale of receivables, as well as an increase in interest expense related to Brazil tax and labor contingencies.

Income Taxes

	Year Ended December 31,
	2010			2009			2008
(in millions)	Pre-Tax Income	Income Tax Expense	Effective Tax Rate	Pre-Tax Income	Income Tax Expense	Effective Tax Rate	Pre-Tax Income	Income Tax Expense	Effective Tax Rate
Reported	$815	$256	31.4%	$627	$152	24.2%	$(79)	$(231)	292.4%
Adjustments:
Xerox restructuring charge(1)	483	166		(8)	(3)		426	134
Acquisition-related costs	77	19		72	23		—	—
Amortization of intangible assets	312	118		60	22		54	19
Venezuela devaluation costs	21	—		—	—		—	—
Medicare subsidy tax law change	—	(16)		—	—		—	—
Equipment write-off	—	—		—	—		39	15
Provision for securities litigation	—	—		—	—		774	283
ACS shareholders’ litigation settlement	36	—		—	—		—	—
Loss on early extinguishment of debt	15	5		—	—		—	41

Adjusted(2)	$1,759	$548	31.2%	$751	$194	25.8%	$1,214	$261	21.5%

The 2010 effective tax rate was 31.4%, or 31.2%(2) on an adjusted basis, which was lower than the U.S. statutory rate primarily due to the geographical mix of income before taxes and the related effective tax rates in those jurisdictions as well as the U.S. tax impacts on certain foreign income and tax law changes.

The 2009 effective tax rate was 24.2%, or 25.8%(2) on an adjusted basis, which was lower than the U.S. statutory tax rate primarily reflecting the benefit to taxes from the geographical mix of income before taxes and the related effective tax rates in those jurisdictions and the settlement of certain previously unrecognized tax benefits partially offset by a reduction in the utilization of foreign tax credits.

The 2008 effective tax rate was 292.4%, or 21.5%(2) on an adjusted basis, which was lower than the U.S. statutory tax rate primarily reflecting the benefit to taxes from the geographical mix of income before taxes and the related effective tax rates in those jurisdictions, the utilization of foreign tax credits and tax law changes.

Our effective tax rate will change based on nonrecurring events as well as recurring factors including the geographical mix of income before taxes and the related effective tax rates in those jurisdictions and the U.S. tax impacts on certain foreign income. In addition, our effective tax rate will change based on discrete or other nonrecurring events (such as audit settlements) that may not be predictable. We anticipate that our effective tax rate for 2011 will be approximately 31%, excluding the effects of any discrete events.

Refer to Note 16 – Income and Other Taxes in the Consolidated Financial Statements for additional information.

Xerox 2010 Annual Report  21

(1)	Income tax benefit from restructuring in 2010 includes a $19 million benefit from the sale of our Venezuelan operations.
(2)	See the “Non-GAAP Measures” section for additional information.

Equity in Net Income of Unconsolidated Affiliates

	Year Ended December 31,
(in millions)	2010	2009	2008
Total equity in net income of unconsolidated affiliates	$78	$41	$113
Fuji Xerox after-tax restructuring costs(1)	38	46	16

(1)	Represents our 25% share of Fuji Xerox after-tax restructuring costs. Amounts are included in Total equity in net income of unconsolidated affiliates.

Equity in net income of unconsolidated affiliates primarily reflects our 25% share in Fuji Xerox.

The 2010 increase of $37 million from 2009 was primarily due to an increase in Fuji Xerox’s net income, which was primarily driven by higher revenue and cost improvements, as well as lower restructuring costs.

The 2009 decrease of $72 million from 2008 was primarily due to Fuji Xerox’s lower net income, which was negatively impacted by the weakness in the worldwide economy, as well as $46 million related to our share of Fuji Xerox after-tax restructuring costs.

Recent Accounting Pronouncements

Refer to Note 1 – Summary of Significant Accounting Policies in the Consolidated Financial Statements for a description of recent accounting pronouncements including the respective dates of adoption and the effects on results of operations and financial condition.

Capital Resources and Liquidity

Cash Flow Analysis

The following summarizes our cash flows for the three years ended December 31, 2010, as reported in our Consolidated Statements of Cash Flows in the accompanying Consolidated Financial Statements:

	Year Ended December 31,			Change
(in millions)	2010	2009	2008	2010	2009
Net cash provided by operating activities	$2,726	$2,208	$939	$518	$1,269
Net cash used in investing activities	(2,178)	(343)	(441)	(1,835)	98
Net cash (used in) provided by financing activities	(3,116)	692	(311)	(3,808)	1,003
Effect of exchange rate changes on cash and cash equivalents	(20)	13	(57)	(33)	70

(Decrease) increase in cash and cash equivalents	(2,588)	2,570	130	(5,158)	2,440
Cash and cash equivalents at beginning of year	3,799	1,229	1,099	2,570	130

Cash and Cash Equivalents at End of Year	$1,211	$3,799	$1,229	$(2,588)	$2,570

Xerox 2010 Annual Report  22

Cash Flows from Operating Activities

Net cash provided by operating activities was $2,726 million for the year ended December 31, 2010 and includes $113 million of cash outflows for acquisition related expenditures. The $518 million increase in cash from 2009 was primarily due to the following:

•	$1,173 million increase in pre-tax income before depreciation and amortization, stock-based compensation, litigation, restructuring and the Venezuelan currency devaluation.
•

$458 million increase due to higher accounts payable and accrued compensation primarily related to higher inventory purchases and the timing of accounts payable payments as well as increased compensation, benefit and other accruals.

•	$141 million increase primarily from the early termination of certain interest rate swaps.
•	$57 million increase due to lower restructuring payments.
•	$470 million decrease as a result of higher inventory levels reflecting increased activity.
•

$367 million decrease due to an increase in accounts receivable, net of collections of deferred proceeds from the sale of receivables, primarily as a result of higher revenues and a lower impact from receivable sales.

•	$216 million decrease as a result of up-front costs and other customer related spending associated with our services contracts.
•	$140 million decrease due to higher finance receivables of $119 million and equipment on operating leases of $21 million both reflective of increased equipment placements.
•

$115 million decrease primarily due to higher contributions to our U.S. pension plans. No contributions were made in 2009 to our U.S. pension plans due to the availability of prior years’ credit balances.

Net cash provided by operating activities was $2,208 million for the year ended December 31, 2009. The $1,269 million increase in cash from 2008 was primarily due to the following:

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
•

$177 million increase due to lower contributions to our defined pension benefit plans. The lower contributions are primarily in the U.S., as no contributions were required due to the availability of prior years’ credit balances.

•	$116 million increase due to lower net tax payments.
•	$84 million increase due to higher net run-off of finance receivables.
•	$64 million increase due to lower placements of equipment on operating leases, reflecting lower install activity.
•	$440 million decrease in pre-tax income before litigation, restructuring and acquisition costs.
•	$139 million decrease due to higher restructuring payments related to prior years’ actions.
•	$54 million decrease due to lower accounts payable and accrued compensation, primarily related to lower purchases and the timing of payments to suppliers.

Cash Flows from Investing Activities

Net cash used in investing activities was $2,178 million for the year ended December 31, 2010. The $1,835 million increase in the use of cash from 2009 was primarily due to the following:

•

$1,571 million increase primarily due to the acquisitions of ACS for $1,495 million, EHRO for $125 million, TMS Health for $48 million, IBS for $29 million, Georgia for $21 million and Spur for $12 million.

•	$326 million increase due to higher capital expenditures (including internal use software) primarily as a result of the inclusion of ACS in 2010.
•	$35 million decrease due to higher cash proceeds from asset sales.

Net cash used in investing activities was $343 million for the year ended December 31, 2009. The $98 million decrease in the use of cash from 2008 was primarily due to the following:

•	$142 million decrease due to lower capital expenditures (including internal use software), reflecting very stringent spending controls.
•	$21 million increase due to lower cash proceeds from asset sales.

Xerox 2010 Annual Report  23

Cash Flows from Financing Activities

Net cash used in financing activities was $3,116 million for the year ended December 31, 2010. The $3,808 million decrease in cash from 2009 was primarily due to the following:

•

$3,980 million decrease due to net debt activity. 2010 includes the repayments of $1,733 million of ACS’s debt on the acquisition date, $950 million of Senior Notes, $550 million early redemption of the 2013 Senior Notes, net payments of $110 million on other debt and $14 million of debt issuance costs for the bridge loan facility commitment, which was terminated in 2009. These payments were offset by net proceeds of $300 million from Commercial Paper issued under a program we initiated during the fourth quarter 2010. 2009 reflects the repayment of $1,029 million for Senior Notes due in 2009, net payments of $448 million for Zero Coupon Notes, net payments of $246 million on the Credit Facility, net payments of $35 million primarily for foreign short-term borrowings and $44 million of debt issuance costs for the Bridge Loan Facility commitment which was terminated. These payments were partially offset by net proceeds of $2,725 million from the issuance of Senior Notes in May and December 2009.

•	$66 million decrease, reflecting dividends on an increased number of outstanding shares as a result of the acquisition of ACS.
•

$182 million increase due to proceeds from the issuance of common stock primarily as a result of the exercise of stock options issued under the former ACS plans as well as the exercise of stock options from several expiring grants.

•	$58 million increase from lower net repayments on secured debt.

Net cash provided by financing activities was $692 million for the year ended December 31, 2009. The $1,003 million increase in cash from 2008 was primarily due to the following:

•	$812 million increase because no purchases were made under our share repurchase program in 2009.
•	$170 million increase from lower net repayments on secured debt.
•	$21 million increase due to lower share repurchases related to employee withholding taxes on stock-based compensation vesting.
•

$3 million decrease due to lower net debt proceeds. 2009 reflects the repayment of $1,029 million for Senior Notes due in 2009, net payments of $448 million for Zero Coupon Notes, net payments of $246 million on the Credit Facility, net payments of $35 million primarily for foreign short-term borrowings and $44 million of debt issuance costs for the Bridge Loan Facility commitment which was terminated. These payments were partially offset by net proceeds of $2,725 million from the issuance of Senior Notes in May and December 2009. 2008 reflects the issuance of $1.4 billion in Senior Notes, $250 million in Zero Coupon Notes and net payments of $354 million on the Credit Facility and $370 million on other debt.

ACS Acquisition

On February 5, 2010 we acquired all of the outstanding equity of ACS in a cash-and-stock transaction valued at approximately $6.2 billion, net of cash acquired. The consideration transferred to acquire ACS was as follows:

(in millions)	February 5, 2010

Xerox common stock issued	$4,149
Cash consideration, net of cash acquired	1,495
Value of exchanged stock options	168
Series A convertible preferred stock	349

Net Consideration – Cash and Non-cash	$6,161

In addition, we also repaid $1.7 billion of ACS’s debt at acquisition and assumed an additional $0.6 billion.

Refer to Note 3 – Acquisitions, in the Consolidated Financial Statements for additional information regarding the ACS acquisition.

Xerox 2010 Annual Report  24

Financing Activities, Credit Facility and Capital Markets

Customer Financing Activities

We provide lease equipment financing to the majority of our customers primarily in our Technology segment. Our lease contracts permit customers to pay for equipment over time rather than at the date of installation. Our investment in these contracts is reflected in Total finance assets, net. We currently fund our customer financing activity through cash generated from operations, cash on hand, borrowings under bank credit facilities and proceeds from capital markets offerings.

We have arrangements in certain international countries and domestically through GIS, where third-party financial institutions independently provide lease financing, on a non-recourse basis to Xerox, directly to our customers. In these arrangements, we sell and transfer title of the equipment to these financial institutions. Generally, we have no continuing ownership rights in the equipment subsequent to its sale; therefore, the unrelated third-party finance receivable and debt are not included in our Consolidated Financial Statements.

The following represents our investment in lease contracts as of December 31:

(in millions)	2010	2009
Total Finance receivables, net (1)	$6,620	$7,027
Equipment on operating leases, net	530	551

Total Finance Assets, net	$7,150	$7,578

(1)	Includes (i) billed portion of finance receivables, net, (ii) finance receivables, net and (iii) finance receivables due after one year, net as included in the Consolidated Balance Sheets as of December 31, 2010 and 2009.

$134 million of the $428 million decrease in Total finance assets, net is due to currency.

We maintain a certain level of debt, referred to as financing debt, in order to support our investment in our lease contracts. We maintain an assumed 7:1 leverage ratio of debt to equity as compared to our finance assets for this financing aspect of our business. Based on this leverage, the following represents the breakdown of Total debt between financing debt and core debt as of December 31:

(in millions)	2010	2009
Financing debt (1)	$6,256	$6,631
Core debt	2,351	2,633

Total Debt	$8,607	$9,264

(1)	Financing debt includes $5,793 million and $6,149 million as of December 2010 and 2009, respectively, of debt associated with Total finance receivables, net and is the basis for our calculation of “equipment financing interest” expense. The remainder of the financing debt is associated with Equipment on operating leases.

The following summarizes our debt as of December 31:

(in millions)	2010	2009
Principal debt balance(1)	$8,380	$9,122
Net unamortized discount	(1)	(11)
Fair value adjustments	228	153

Total Debt	8,607	9,264
Less: Current maturities and short-term debt(1)	(1,370)	(988)

Total Long-term Debt(1)	$7,237	$8,276

(1)	December 31, 2010 includes Commercial Paper of $300 million.

Xerox 2010 Annual Report  25

Sales of Accounts Receivable

We have facilities in the U.S., Canada and several countries in Europe that enable us to sell to third-parties, on an on-going basis, certain accounts receivable without recourse. The accounts receivables sold are generally short-term trade receivables with payment due dates of less than 60 days. Accounts receivable sales were as follows:

	Year Ended December 31,
(in millions)	2010	2009	2008

Accounts receivable sales	$2,374	$1,566	$717
Deferred proceeds	307	—	—
Fees associated with sales	15	13	4
Estimated increase on operating cash flows(1)	106	309	51

(1)	Represents the difference between current and prior year fourth quarter accounts receivable sales adjusted for the effects of: (i) the deferred proceeds, (ii) collections prior to the end of the year and (iii) currency.

Refer to Note 4 – Receivables, Net in the Consolidated Financial Statements for additional information.

Financial Instruments

Refer to Note 13 – Financial Instruments in the Consolidated Financial Statements for additional information regarding our derivative financial instruments.

Share Repurchase Programs

Refer to Note 19 – Shareholders’ Equity – “Treasury Stock” in the Consolidated Financial Statements for additional information regarding our share repurchase programs.

Dividends

The Board of Directors declared aggregate dividends of $243 million and $152 million on common stock in 2010 and 2009, respectively. The increase in 2010 is primarily due to the common stock issued in connection with the ACS acquisition.

The Board of Directors declared aggregate dividends of $21 million on the Series A Convertible Preferred Stock in 2010. The preferred shares were issued in connection with the acquisition of ACS.

Refer to Note 3 – Acquisitions, in the Consolidated Financial Statements for additional information regarding the ACS acquisition.

Capital Market Activity

In 2010, we redeemed our $550 million 7.625% Senior Notes due in 2013. We incurred a loss on extinguishment of approximately $15 million, representing the call premium of approximately $7 million, as well as the write-off of unamortized debt costs of $8 million.

Refer to Note 11 – Debt in the Consolidated Financial Statements for additional information regarding 2010 Debt activity.

Xerox 2010 Annual Report  26

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

The following is a discussion of our liquidity position as of December 31, 2010:

•

Total cash and cash equivalents was $1.2 billion and there were no outstanding borrowings or letters of credit under our $2 billion Credit Facility. The Credit Facility provides backup for our Commercial Paper (“CP”) borrowings which amounted to $300 million at December 31, 2010.

•

In October 2010, Xerox’s Board of Directors authorized the company to issue Commercial Paper (“CP”), a liquidity vehicle that the Company has not used for several years. Aggregate CP and Credit Facility borrowings may not exceed $2 billion outstanding at any time. Under the company's private placement CP program as of December 31, 2010, we could issue CP up to a maximum amount of $1 billion. In February 2011 this amount was increased to $2 billion to be consistent with the Board authorization.

•

Over the past three years we have consistently delivered strong cash flow from operations, driven by the strength of our annuity-based revenue model. Cash flows from operations were $2,726 million, $2,208 million and $939 million for the years ended December 31, 2010, 2009 and 2008, respectively. Cash flows from operations in 2008 included $615 million in net payments for securities litigation.

•

Our principal debt maturities are in line with historical and projected cash flows and are spread over the next ten years as follows and includes $300 million of Commercial Paper in 2011 (in millions):

Year	Amount
2011	$1,370
2012	1,126
2013	412
2014	771
2015	1,251
2016	950
2017	501
2018	1,001
2019	650
2020 and thereafter	348

Total Debt	$8,380

Loan Covenants and Compliance

At December 31, 2010, we were in full compliance with the covenants and other provisions of our Credit Facility and Senior Notes. We have the right to prepay outstanding loans or to terminate the Credit Facility without penalty. Failure to comply with material provisions or covenants of the Credit Facility and Senior Notes could have a material adverse effect on our liquidity and operations and our ability to continue to fund our customers’ purchase of Xerox equipment.

Xerox 2010 Annual Report  27

Refer to Note 11 – Debt in the Consolidated Financial Statements for additional information regarding debt arrangements.

Contractual Cash Obligations and Other Commercial Commitments and Contingencies

At December 31, 2010, we had the following contractual cash obligations and other commercial commitments and contingencies:

(in millions)	2011	2012	2013	2014	2015	Thereafter
Total debt, including capital lease obligations (1)	$1,370	$1,126	$412	$771	$1,251	$3,450
Minimum operating lease commitments (2)	669	486	337	171	118	106
Liability to subsidiary trust issuing preferred securities (3)	—	—	—	—	—	650
Defined benefit pension plans	500	—	—	—	—	—
Retiree health payments	87	86	85	85	84	396
Estimated Purchase Commitments:
Flextronics (4)	670	—	—	—	—	—
Fuji Xerox (5)	2,100	—	—	—	—	—
HPES Contracts (6)	69	23	6	—	—	—
Other IM service contracts(7)	150	140	122	89	12	36
Other (8)	7	7	1	—	—	—
Other Commitments(9):
Surety Bonds	636	20	7	1	1	1
Letters of Credit	96	15	—	4	—	155

Total	$6,354	$1,903	$970	$1,121	$1,466	$4,794

(1)	Refer to Note 11 - Debt in the Consolidated Financial Statements for additional information and interest payments related to total debt. Amounts above include principal portion only and $300 million of Commercial Paper in 2011.
(2)	Refer to Note 6 - Land, Buildings and Equipment, Net in the Consolidated Financial Statements for additional information related to minimum operating lease commitments.
(3)	Refer to Note 12 - Liability to Subsidiary Trust Issuing Preferred Securities in the Consolidated Financial Statements for additional information and interest payments (amounts above include principal portion only).
(4)	Flextronics: We outsource certain manufacturing activities to Flextronics and are currently in the first of two one-year extensions of the Master Supply Agreement. The term of this agreement is three years, with two additional one year extension periods. The amount included in the table reflects our estimate of purchases over the next year and is not a contractual commitment.
(5)	Fuji Xerox: The amount included in the table reflects our estimate of purchases over the next year and is not a contractual commitment.
(6)	HPES contract: We have an information management contract with HP Enterprise Services (“HPES”) legal successor to Electronic Data Systems Corp. through March 2014. Services to be provided under this contract include support for European mainframe system processing, as well as workplace, service desk, voice and data network management. Although the HPES contract runs through March 2014, we may choose to transfer some of the services to internal Xerox providers before the HPES contract ends. There are no minimum payments required under this contract. The amounts disclosed in the table reflect our estimate of minimum payments for the periods shown. We can terminate the contract for convenience by providing sixty day’s prior notice without paying a termination fee. Should we terminate the contract for convenience, we have an option to purchase the assets placed in service under the HPES contract.
(7)	IM (“Information Management”) services: During 2010 and 2009, we terminated certain information management services provided under the HPES contract. Terminated services were either discontinued or we entered into new agreements for similar services with other providers. Services provided under these contracts include mainframe application processing, development and support; and mid-range applications processing and support. The contracts have various terms through 2015. Some of the contracts require minimum payments and require early termination penalties. The amounts disclosed in the table reflect our estimate of minimum payments.
(8)	Other purchase commitments: We enter into other purchase commitments with vendors in the ordinary course of business. Our policy with respect to all purchase commitments is to record losses, if any, when they are probable and reasonably estimable. We currently do not have, nor do we anticipate, material loss contracts.
(9)	Certain contracts, primarily governmental, require surety bonds or letters of credit as guarantee of performance. Generally these commitments have one year terms which are typically renewed annually. Refer to Note 17—Contingencies in the Consolidated Financial Statements for additional information.

Xerox 2010 Annual Report  28

Pension and Other Post-retirement Benefit Plans

We sponsor defined benefit pension plans and retiree health plans that require periodic cash contributions. Our 2010 contributions for these plans were $237 million for our defined benefit pension plans and $92 million for our retiree health plans. In 2011 we expect, based on current actuarial calculations, to make contributions of approximately $500 million to our worldwide defined benefit pension plans and approximately $90 million to our retiree health benefit plans. Contributions to our defined benefit pension plans have increased from the prior year due to a decrease in the discount rate, prior years’ investment performance as well as the requirement in the U.S. to make quarterly contributions for the current plan year. Contributions in subsequent years will depend on a number of factors, including the investment performance of plan assets and discount rates as well as potential legislative and plan changes. We currently expect contributions to our defined benefit pension plans to decline in years subsequent to 2011.

Our retiree health benefit plans are non-funded and are almost entirely related to domestic operations. Cash contributions are made each year to cover medical claims costs incurred during the year. The amounts reported in the above table as retiree health payments represent our estimate of future benefit payments.

Fuji Xerox

We purchased products, including parts and supplies, from Fuji Xerox totaling $2.1 billion, $1.6 billion and $2.1 billion in 2010, 2009 and 2008, respectively. Our purchase commitments with Fuji Xerox are entered into in the normal course of business and typically have a lead time of three months. Related party transactions with Fuji Xerox are discussed in Note 7 – Investments in Affiliates, at Equity in the Consolidated Financial Statements.

Brazil Tax and Labor Contingencies

Our Brazilian operations are involved in various litigation matters and have received or been the subject of numerous governmental assessments related to indirect and other taxes, as well as disputes associated with former employees and contract labor. The tax matters, which comprise a significant portion of the total contingencies, principally relate to claims for taxes on the internal transfer of inventory, municipal service taxes on rentals and gross revenue taxes. We are disputing these tax matters and intend to vigorously defend our positions. Based on the opinion of legal counsel and current reserves for those matters deemed probable of loss, we do not believe that the ultimate resolution of these matters will materially impact our results of operations, financial position or cash flows. The labor matters principally relate to claims made by former employees and contract labor for the equivalent payment of all social security and other related labor benefits, as well as consequential tax claims, as if they were regular employees. As of December 31, 2010, the total amounts related to the unreserved portion of the tax and labor contingencies, inclusive of any related interest, amounted to approximately $1,274 million, with the increase from the December 31, 2009 balance of $1,225 million primarily related to currency and current year interest indexation partially offset by matters that have been closed. With respect to the unreserved balance of $1,274 million, the majority has been assessed by management as being remote as to the likelihood of ultimately resulting in a loss to the Company. In connection with the above proceedings, customary local regulations may require us to make escrow cash deposits or post other security of up to half of the total amount in dispute. As of December 31, 2010 we had $276 million of escrow cash deposits for matters we are disputing and there are liens on certain Brazilian assets with a net book value of $19 million and additional letters of credit of approximately $160 million. Generally, any escrowed amounts would be refundable and any liens would be removed to the extent the matters are resolved in our favor. We routinely assess these matters as to probability of ultimately incurring a liability against our Brazilian operations and record our best estimate of the ultimate loss in situations where we assess the likelihood of an ultimate loss as probable.

Other Contingencies and Commitments

As more fully discussed in Note 17 – Contingencies in the Consolidated Financial Statements, we are involved in a variety of claims, lawsuits, investigations and proceedings concerning securities law, intellectual property law, environmental law, employment law and the Employee Retirement Income Security Act. In addition, guarantees, indemnifications and claims may arise during the ordinary course of business from relationships with suppliers, customers and nonconsolidated affiliates. Nonperformance under a contract including a guarantee, indemnification or claim could trigger an obligation of the Company.

Xerox 2010 Annual Report  29

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

Unrecognized Tax Benefits

As of December 31, 2010, we had $186 million of unrecognized tax benefits. This represents the tax benefits associated with various tax positions taken, or expected to be taken, on domestic and international tax returns that have not been recognized in our financial statements due to uncertainty regarding their resolution. The resolution or settlement of these tax positions with the taxing authorities is at various stages and therefore we are unable to make a reliable estimate of the eventual cash flows by period that may be required to settle these matters. In addition, certain of these matters may not require cash settlement due to the existence of credit and net operating loss carryforwards, as well as other offsets, including the indirect benefit from other taxing jurisdictions that may be available.

Off-Balance Sheet Arrangements

Although we rarely utilize off-balance sheet arrangements in our operations, we enter into operating leases in the normal course of business. The nature of these lease arrangements is discussed in Note 6 – Land, Buildings and Equipment, Net in the Consolidated Financial Statements. In addition, we have facilities in the U.S., Canada and several countries in Europe that enable us to sell to third-parties, on an on-going basis, certain accounts receivable without recourse. Refer to Note 4 – Receivables, Net in the Consolidated Financial Statements for further additional information.

See the table above for the Company’s contractual cash obligations and other commercial commitments and Note 17 – Contingencies in the Consolidated Financial Statements for additional information regarding our guarantees, indemnifications and warranty liabilities.

Financial Risk Management

We are exposed to market risk from foreign currency exchange rates and interest rates, which could affect operating results, financial position and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We utilized derivative financial instruments to hedge economic exposures, as well as reduce earnings and cash flow volatility resulting from shifts in market rates.

Recent market events have not caused us to materially modify or change our financial risk management strategies with respect to our exposures to interest rate and foreign currency risk. Refer to Note 13 – Financial Instruments in the Consolidated Financial Statements for additional discussion on our financial risk management.

Foreign Exchange Risk Management

Assuming a 10% appreciation or depreciation in foreign currency exchange rates from the quoted foreign currency exchange rates at December 31, 2010, the potential change in the fair value of foreign currency-denominated assets and liabilities in each entity would not be significant because all material currency asset and liability exposures were economically hedged as of December 31, 2010. A 10% appreciation or depreciation of the U.S. Dollar against all currencies from the quoted foreign currency exchange rates at December 31, 2010 would have a $528 million impact on our cumulative translation adjustment portion of equity. The net amount invested in foreign subsidiaries and affiliates, primarily Xerox Limited, Fuji Xerox, Xerox Canada Inc. and Xerox do Brasil, and translated into U.S. Dollars using the year-end exchange rates, was $5.3 billion at December 31, 2010.

Xerox 2010 Annual Report  30

Interest Rate Risk Management

The consolidated weighted-average interest rates related to our total debt and liability to subsidiary trust issuing preferred securities for 2010, 2009 and 2008 approximated 5.8%, 6.1%, and 6.6%, respectively. Interest expense includes the impact of our interest rate derivatives.

Virtually all customer-financing assets earn fixed rates of interest. The interest rates on a significant portion of the Company’s term debt are fixed.

As of December 31, 2010, $952 million of our total debt carried variable interest rates, including the effect of pay variable interest rate swaps we use to reduce the effective interest rate on our fixed coupon debt.

The fair market values of our fixed-rate financial instruments are sensitive to changes in interest rates. At December 31, 2010, a 10% change in market interest rates would change the fair values of such financial instruments by approximately $194 million.

Non-GAAP Financial Measures

We have reported our financial results in accordance with generally accepted accounting principles (“GAAP”). Additionally, we have discussed our results using non-GAAP measures.

Management believes that these non-GAAP financial measures provide an additional means of analyzing the current periods’ results against the corresponding prior periods’ results. However, these non-GAAP financial measures should be viewed in addition to, and not as a substitute for, the Company’s reported results prepared in accordance with GAAP. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Compensation of our executives is based in part on the performance of our business based on these non-GAAP measures.

A reconciliation of these non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP are set forth below.

Adjusted Earnings Measures

To better understand the trends in our business and the impact of the ACS acquisition, we believe it is necessary to adjust the following amounts determined in accordance with GAAP to exclude the effects of the certain items as well as their related income tax effects:

•	Net income and Earnings per share (“EPS”),
•	Pre-tax income(loss) margin, and
•	Effective tax rate.

The above have been adjusted for the following items:

•

Restructuring and asset impairment charges (including those incurred by Fuji Xerox): Restructuring and asset impairment charges consist of costs primarily related to severance and benefits for employees terminated pursuant to formal restructuring and workforce reduction plans. We exclude these charges because we believe that these historical costs do not reflect expected future operating expenses and do not contribute to a meaningful evaluation of our current or past operating performance. In addition, such charges are inconsistent in amount and frequency. Such charges are expected to yield future benefits and savings with respect to our operational performance.

Xerox 2010 Annual Report  31

•

Acquisition-related costs: We incurred significant expenses in connection with our acquisition of ACS which we generally would not have otherwise incurred in the periods presented as a part of our continuing operations. Acquisition-related costs include transaction and integration costs, which represent external incremental costs directly related to completing the acquisition and the integration of ACS and Xerox. We believe it is useful for investors to understand the effects of these costs on our total operating expenses.

•

Amortization of intangible assets: The amortization of intangible assets is driven by our acquisition activity which can vary in size, nature and timing as compared to other companies within our industry and from period to period. Accordingly, due to the incomparability of acquisition activity among companies and from period to period, we believe exclusion of the amortization associated with intangible assets acquired through our acquisitions allows investors to better compare and understand our results. The use of intangible assets contributed to our revenues earned during the periods presented and will contribute to our future period revenues as well. Amortization of intangible assets will recur in future periods.

•

Other discrete, unusual or infrequent costs and expenses: In addition, we have also excluded the following items given the discrete, unusual or infrequent nature of these items on our results of operations:

–	2010 (1) loss on early extinguishment of debt; (2) ACS shareholders litigation settlement; (3) Venezuela devaluation and (4) Medicare subsidy tax law change (income tax effect only); and
–	2008 (1) provision for litigation matters; (2) equipment write-off and (3) settlement of unrecognized tax benefits.

We believe the exclusion of these items allows investors to better understand and analyze the results for the period as compared to prior periods as well as expected trends in our business.

See “Net Income” and “Income Taxes” sections in the M,D&A for the reconciliation of these Non-GAAP measures for Net Income / Earnings per share and the Effective tax rate, respectively, to the most directly comparable measures calculated and presented in accordance with GAAP.

The following is a reconciliation of the Non-GAAP measure of Operating margin to Pre-tax income margin, which is the most directly comparable measure calculated and presented in accordance with GAAP.

(in millions)	As Reported 2010	As Reported 2009	Pro-forma 2009(1)	As Reported 2008	10 vs. 09 Change	Pro-forma Change	09 vs. 08 Change

Total Revenues	$21,633	$15,179	$21,082	$17,608	43%	3%	(14)%

Pre-tax Income	815	627	1,267	(79)	30%	(36)%	*

Adjustments:
Xerox restructuring charge	483	(8)	(8)	429
Acquisition-related costs	77	72	104	—
Amortization of intangible assets	312	60	60	54
Equipment write-off	—	—	—	39
Other expenses, net(2)	389	285	382	1,033

Adjusted Operating Income	$2,076	$1,036	$1,805	$1,476	100%	15%	(30)%

Pre-tax Income (Loss) Margin	3.8%	4.1%	6.0%	(0.4)%	(0.3) pts	(2.2) pts	4.5 pts
Adjusted Operating Margin	9.6%	6.8%	8.6%	8.4%	2.8 pts	1.0 pts	(1.6) pts

*	Percent change not meaningful.
(1)	Pro-forma reflects ACS’s 2009 estimated results from February 6 through December 31 adjusted to reflect fair value adjustments related to property, equipment and computer software as well as customer contract costs. In addition, adjustments were made for deferred revenue, exited businesses, certain non-recurring product sales and other material non-recurring costs associated with the acquisition.
(2)	2008 includes provision for litigation matters of $774 million.

Xerox 2010 Annual Report  32

Pro-forma Basis

To better understand the trends in our business, we discuss our 2010 operating results by comparing them against adjusted 2009 results which include ACS historical results for the comparable period. Accordingly, we have included ACS’s 2009 estimated results for the comparable period February 6, 2009 through December 31, 2009 in our reported 2009 results. We refer to comparisons against these adjusted 2009 results as “pro-forma” basis comparisons. ACS 2009 historical results have been adjusted to reflect fair value adjustments related to property, equipment and computer software as well as customer contract costs. In addition, adjustments were made for deferred revenue, exited businesses and other material non-recurring costs associated with the acquisition. We believe comparisons on a pro-forma basis are more meaningful than the actual comparisons given the size and nature of the ACS acquisition. We believe the pro-forma basis comparisons allow investors to have better understanding and additional perspective of the expected trends in our business as well as the impact of the ACS acquisition on the Company’s operations.

A reconciliation of these non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP are set forth below.

Xerox 2010 Annual Report  33

Total Xerox	Year Ended December 31,
(in millions)	As Reported 2010	As Reported 2009	Pro-forma 2009 (1)	Change	Pro-forma Change
Revenue:
Equipment sales	$3,857	$3,550	$3,550	9%	9%
Supplies, paper and other	3,377	3,096	3,234	9%	4%

Sales	7,234	6,646	6,784	9%	7%
Service, outsourcing and rentals	13,739	7,820	13,585	76%	1%
Finance income	660	713	713	(7)%	(7)%

Total Revenues	$21,633	$15,179	$21,082	43%	3%

Service, outsourcing and rentals	$13,739	$7,820	$13,585	76%	1%
Add: Finance income	660	713	713

Add: Supplies, paper and other sales	3,377	3,096	3,234

Annuity Revenue	$17,776	$11,629	$17,532	53%	1%

Gross Profit:
Sales	$2,493	$2,251	$2,269
Service, outsourcing and rentals	4,544	3,332	4,585
Finance income	414	442	442

Total	$7,451	$6,025	$7,296

Gross Margin:
Sales	34.5%	33.9%	33.4%	0.6 pts	1.1 pts
Service, outsourcing and rentals	33.1%	42.6%	33.8%	(9.5) pts	(0.7) pts
Finance income	62.7%	62.0%	62.0%	0.7 pts	0.7 pts
Total	34.4%	39.7%	34.6%	(5.3) pts	(0.2) pts
RD&E	$781	$840	$840
RD&E % Revenue	3.6%	5.5%	4.0%	(1.9) pts	(0.4) pts

SAG	$4,594	$4,149	$4,651
SAG % Revenue	21.2%	27.3%	22.1%	(6.1) pts	(0.9) pts

Services Segment

	Year Ended December 31,
(in millions)	As Reported 2010	As Reported 2009	Pro-forma 2009 (1)	Change	Pro-forma Change
Document Outsourcing	$3,297	$3,382	$3,382	(3)%	(3)%
Business Processing Outsourcing	5,112	94	4,751	*	8%
Information Technology Outsourcing	1,249	—	1,246	*	—%
Less: Intra-segment eliminations	(21)	—	—	*	*

Total Revenue – Services	$9,637	$3,476	$9,379	177%	3%

Segment Profit – Services	$1,132	$231	$1,008	390%	12%

Segment Margin – Services	11.7%	6.6%	10.7%	5.1 pts	1.0 pts

*	Percent change not meaningful.

(1)	Pro-forma reflects ACS’s 2009 estimated results from February 6 through December 31 adjusted to reflect fair value adjustments related to property, equipment and computer software as well as customer contract costs. In addition, adjustments were made for deferred revenue, exited businesses, certain non-recurring product sales and other material non-recurring costs associated with the acquisition.

Xerox 2010 Annual Report  34

Forward-Looking Statements

This Annual Report contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Information concerning these factors is included in our 2010 Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”). We do not intend to update these forward-looking statements, except as required by law.

Xerox 2010 Annual Report  35

XEROX CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
(in millions, except per-share data)	2010	2009	2008
Revenues
Sales	$7,234	$6,646	$8,325
Service, outsourcing and rentals	13,739	7,820	8,485
Finance income	660	713	798

Total Revenues	21,633	15,179	17,608
Costs and Expenses
Cost of sales	4,741	4,395	5,519
Cost of service, outsourcing and rentals	9,195	4,488	4,929
Equipment financing interest	246	271	305
Research, development and engineering expenses	781	840	884
Selling, administrative and general expenses	4,594	4,149	4,534
Restructuring and asset impairment charges	483	(8)	429
Acquisition-related costs	77	72	—
Amortization of intangible assets	312	60	54
Other expenses, net	389	285	1,033

Total Costs and Expenses	20,818	14,552	17,687

Income (Loss) before Income Taxes and Equity Income	815	627	(79)
Income tax expense (benefit)	256	152	(231)
Equity in net income of unconsolidated affiliates	78	41	113

Net Income	637	516	265
Less: Net income attributable to noncontrolling interests	31	31	35

Net Income Attributable to Xerox	$606	$485	$230

Basic Earnings per Share	$0.44	$0.56	$0.26
Diluted Earnings per Share	$0.43	$0.55	$0.26

The accompanying notes are an integral part of these Consolidated Financial Statements.

Xerox 2010 Annual Report  36

XEROX CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,
(in millions, except share data in thousands)	2010	2009
Assets
Cash and cash equivalents	$1,211	$3,799
Accounts receivable, net	2,826	1,702
Billed portion of finance receivables, net	198	226
Finance receivables, net	2,287	2,396
Inventories	991	900
Other current assets	1,126	708

Total current assets	8,639	9,731
Finance receivables due after one year, net	4,135	4,405
Equipment on operating leases, net	530	551
Land, buildings and equipment, net	1,671	1,309
Investments in affiliates, at equity	1,291	1,056
Intangible assets, net	3,371	598
Goodwill	8,649	3,422
Deferred tax assets, long-term	540	1,640
Other long-term assets	1,774	1,320

Total Assets	$30,600	$24,032

Liabilities and Equity
Short-term debt and current portion of long-term debt	$1,370	$988
Accounts payable	1,968	1,451
Accrued compensation and benefits costs	901	695
Unearned income	371	201
Other current liabilities	1,807	1,126

Total current liabilities	6,417	4,461
Long-term debt	7,237	8,276
Liability to subsidiary trust issuing preferred securities	650	649
Pension and other benefit liabilities	2,071	1,884
Post-retirement medical benefits	920	999
Other long-term liabilities	797	572

Total Liabilities	18,092	16,841

Series A Convertible Preferred Stock	349	—

Common stock	1,398	871
Additional paid-in capital	6,580	2,493
Retained earnings	6,016	5,674
Accumulated other comprehensive loss	(1,988)	(1,988)

Xerox shareholders’ equity	12,006	7,050
Noncontrolling interests	153	141

Total Equity	12,159	7,191

Total Liabilities and Equity	$30,600	$24,032

Shares of common stock issued and outstanding	1,397,578	869,381

The accompanying notes are an integral part of these Consolidated Financial Statements.

Xerox 2010 Annual Report  37

XEROX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in millions)	2010	2009	2008
Cash Flows from Operating Activities:
Net income	$637	$516	$265
Adjustments required to reconcile net income to cash flows from operating activities:
Depreciation and amortization	1,097	698	669
Provision for receivables	180	289	199
Provision for inventory	31	52	115
Deferred tax (benefit) expense	(2)	120	(324)
Net gain on sales of businesses and assets	(18)	(16)	(21)
Undistributed equity in net income of unconsolidated affiliates	(37)	(25)	(53)
Stock-based compensation	123	85	85
Provision for litigation, net	36	—	781
Payments for litigation, net	(36)	(28)	(615)
Restructuring and asset impairment charges	483	(8)	429
Payments for restructurings	(213)	(270)	(131)
Contributions to pension benefit plans	(237)	(122)	(299)
(Increase) decrease in accounts receivable and billed portion of finance receivables	(118)	467	57
Collections of deferred proceeds from sales of receivables	218	—	—
(Increase) decrease in inventories	(151)	319	(114)
Increase in equipment on operating leases	(288)	(267)	(331)
Decrease in finance receivables	129	248	164
(Increase) decrease in other current and long-term assets	(98)	129	(8)
Increase in accounts payable and accrued compensation	615	157	211
Decrease in other current and long-term liabilities	(9)	(100)	(174)
Net change in income tax assets and liabilities	229	(18)	(92)
Net change in derivative assets and liabilities	85	(56)	230
Other operating, net	70	38	(104)

Net cash provided by operating activities	2,726	2,208	939

Cash Flows from Investing Activities:
Cost of additions to land, buildings and equipment	(355)	(95)	(206)
Proceeds from sales of land, buildings and equipment	52	17	38
Cost of additions to internal use software	(164)	(98)	(129)
Acquisitions, net of cash acquired	(1,734)	(163)	(155)
Net change in escrow and other restricted investments	20	(6)	8
Other investing, net	3	2	3

Net cash used in investing activities	(2,178)	(343)	(441)

Cash Flows from Financing Activities:
Net proceeds (payments) on secured financings	1	(57)	(227)
Net (payments) proceeds on other debt	(3,057)	923	926
Common stock dividends	(215)	(149)	(154)
Preferred stock dividends	(15)	—	—
Proceeds from issuances of common stock	183	1	6
Excess tax benefits from stock-based compensation	24	—	2
Payments to acquire treasury stock, including fees	—	—	(812)
Repurchases related to stock-based compensation	(15)	(12)	(33)
Other financing	(22)	(14)	(19)

Net cash (used in) provided by financing activities	(3,116)	692	(311)

Effect of exchange rate changes on cash and cash equivalents	(20)	13	(57)

(Decrease) increase in cash and cash equivalents	(2,588)	2,570	130
Cash and cash equivalents at beginning of year	3,799	1,229	1,099

Cash and Cash Equivalents at End of Year	$1,211	$3,799	$1,229

The accompanying notes are an integral part of these Consolidated Financial Statements.

Xerox 2010 Annual Report  38

XEROX CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in millions)	Common Stock(6)	Additional Paid-in Capital	Treasury Stock (6)	Retained Earnings	AOCL (1)	Xerox Shareholders’ Equity	Non- controlling Interests	Total Equity

Balance at December 31, 2007	$920	$3,176	$(31)	$5,288	$(765)	$8,588	$103	$8,691

Net income	—	—	—	230	—	230	35	265
Translation adjustments	—	—	—	—	(1,364)	(1,364)	(3)	(1,367)
Cumulative effect of change in accounting principles	—	—	—	(25)	—	(25)	—	(25)
Changes in benefit plans (2)	—	—	—	—	(286)	(286)	—	(286)
Other unrealized losses, net	—	—	—	—	(1)	(1)	—	(1)

Comprehensive (Loss) Income						$(1,446)	$32	$(1,414)

Cash dividends declared - common stock(3)	—	—	—	(152)	—	(152)	—	(152)
Stock option and incentive plans	5	55	—	—	—	60	—	60
Payments to acquire treasury stock	—	—	(812)	—	—	(812)	—	(812)
Cancellation of treasury stock	(59)	(784)	843	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	(15)	(15)

Balance at December 31, 2008	$866	$2,447	$—	$5,341	$(2,416)	$6,238	$120	$6,358

Net income	—	—	—	485	—	485	31	516
Translation adjustments	—	—	—	—	595	595	1	596
Changes in benefit plans (2)	—	—	—	—	(169)	(169)	—	(169)
Other unrealized gains	—	—	—	—	2	2	—	2

Comprehensive Income						$913	$32	$945

Cash dividends declared - common stock(3)	—	—	—	(152)	—	(152)	—	(152)
Stock option and incentive plans	5	67	—	—	—	72	—	72
Tax loss on stock option and incentive plans, net	—	(21)	—	—	—	(21)	—	(21)
Distributions to noncontrolling interests	—	—	—	—	—	—	(11)	(11)

Balance at December 31, 2009	$871	$2,493	$—	$5,674	$(1,988)	$7,050	$141	$7,191

Net income	—	—	—	606	—	606	31	637
Translation adjustments	—	—	—	—	(35)	(35)	—	(35)
Changes in benefit plans (2)	—	—	—	—	23	23	—	23
Other unrealized gains, net	—	—	—	—	12	12	—	12

Comprehensive Income						$606	$31	$637

ACS acquisition (4)	490	3,825	—	—	—	4,315	—	4,315
Cash dividends declared - common stock(3)	—	—	—	(243)	—	(243)	—	(243)
Cash dividends declared - preferred stock (5)	—	—	—	(21)	—	(21)	—	(21)
Stock option and incentive plans	37	256	—	—	—	293	—	293
Tax benefit on stock option and incentive plans, net	—	6	—	—	—	6	—	6
Distributions to noncontrolling interests	—	—	—	—	—	—	(19)	(19)

Balance at December 31, 2010	$1,398	$6,580	$—	$6,016	$(1,988)	$12,006	$153	$12,159

(1)	Refer to Note 1 “Accumulated Other Comprehensive Loss (AOCL)” section for additional information.
(2)	Refer to Note 15 - Employee Benefit Plans for additional information.
(3)	Cash dividends declared on common stock of $0.0425 in each of the four quarters in 2008, 2009 and 2010.
(4)	Refer to Note 3 – Acquisitions for additional information.
(5)	Cash dividends declared on preferred stock of $12.22 per share in the first quarter of 2010 and $20 per share in each of the second, third and fourth quarters of 2010.
(6)	Refer to Note 19 – Shareholders’ Equity for rollforward of shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Xerox 2010 Annual Report  39

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

Description of Business and Basis of Presentation

We are a $22 billion global enterprise for business process and document management. We provide essential back-office support through our broad portfolio of technology, services and outsourcing offerings. We also offer extensive business process outsourcing and information technology outsourcing services through Affiliated Computer Services, Inc. (“ACS”), which we acquired in February 2010. We develop, manufacture, market, service and finance a complete range of document equipment, software, solutions and services.

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

Use of Estimates

The preparation of our Consolidated Financial Statements, in accordance with accounting principles generally accepted in the United States of America, requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to: (i) allocation of revenues and fair values in leases and other multiple element arrangements; (ii) accounting for residual values; (iii) economic lives of leased assets; (iv) revenue recognition for services under the percentage-of-completion method; (v) allowance for doubtful accounts; (vi) inventory valuation; (vii) restructuring and related charges; (viii) asset impairments; (ix) depreciable lives of assets; (x) useful lives of intangible assets; (xi) amortization period for customer contract costs (xii) pension and post-retirement benefit plans; (xiii) income tax reserves and valuation allowances; and (xiv) contingency and litigation reserves. Future events and their effects cannot be predicted with certainty; accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our Consolidated Financial Statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results could differ from those estimates.

Xerox 2010 Annual Report  40

The following table summarizes certain significant charges that require management estimates for the three years ended December 31, 2010:

	Years Ended December 31,
Expense/(Income)	2010	2009	2008
Restructuring provisions and asset impairments	$483	$(8)	$429
Provisions for receivables(1)	180	289	199
Provisions for litigation and regulatory matters	(4)	9	781
Provisions for obsolete and excess inventory	31	52	115
Depreciation and obsolescence of equipment on operating leases	313	329	298
Depreciation of buildings and equipment	379	247	257
Amortization of internal use software	70	53	56
Amortization of product software	7	5	—
Amortization of acquired intangible assets(2)	316	64	58
Amortization of customer contract costs	12	—	—
Defined pension benefits – net periodic benefit cost	304	232	174
Other post-retirement benefits – net periodic benefit cost	32	26	77
Deferred tax asset valuation allowance provisions	22	(11)	17

(1)	Includes net receivable adjustments of $(8), $(2) and $11 for 2010, 2009 and 2008, respectively.
(2)	Includes amortization of $4 for patents, which is included in cost of sales for each period presented.

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

New Accounting Standards and Accounting Changes

FASB Establishes Accounting Standards Codification™

In 2009, the FASB established the Accounting Standards Codification (“the Codification” or “ASC”) as the official single source of authoritative U.S. generally accepted accounting principles (“GAAP”). All existing accounting standards are superseded. All other accounting guidance not included in the Codification is considered non-authoritative. The Codification also includes all relevant Securities and Exchange Commission (“SEC”) guidance organized using the same topical structure in separate sections within the Codification. The FASB updates the Codification by issuing Accounting Standard Updates (“ASU’s”).

The Codification did not change GAAP, but only the way GAAP is organized and presented. In order to ease the transition to the Codification, we are providing the Codification cross-reference alongside the references to the standards issued and adopted prior to the adoption of the Codification.

Fair Value Accounting

In 2010, the FASB issued ASU No. 2010-06 which amended Fair Value Measurements and Disclosures – Overall (ASC Topic 820-10). This update required a gross presentation of activities within the Level 3 rollforward and added a new requirement to disclose transfers in and out of Level 1 and 2 measurements. The update also clarified the following existing disclosure requirements in ASC 820-10 regarding: i) the level of disaggregation of fair value measurements; and ii) the disclosures regarding inputs and valuation techniques. This update was effective for our fiscal year beginning January 1, 2010 except for the gross presentation of the Level 3 rollforward information, which is effective for our fiscal year beginning January 1, 2011. The principle impact from this update is to expand disclosures regarding our fair value measurements.

Xerox 2010 Annual Report  41

In 2009, the FASB issued the following updates that provide additional application guidance and require enhanced disclosures regarding fair value measurements:

•

FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (ASC Topic 820-10-65).

•	FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (ASC Topic 320-10-65).
•	FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (ASC Topic 320-10-65).
•	ASU No. 2009-05, “Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value.”

We adopted these updates in 2009 and the adoptions did not have a material effect on our financial condition or results of operations.

In 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (ASC Topic 820) which defined fair value, established a market-based framework or hierarchy for measuring fair value and expanded disclosures about fair value measurements. This guidance is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. It did not expand or require any new fair value measures; however the application of this statement may change current practice. We adopted this guidance for financial assets and liabilities effective January 1, 2008 and for non-financial assets and liabilities effective January 1, 2009. The adoption of this guidance, which primarily affected the valuation of our derivative contracts, did not have a material effect on our financial condition or results of operations.

Business Combinations

In 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (ASC Topic 805). This guidance requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose the information needed to evaluate and understand the nature and financial effect of the business combination. We adopted this guidance effective January 1, 2009 and have applied it to all business combinations prospectively from that date. The impact of ASC Topic 805 on our consolidated financial statements depends upon the nature, terms and size of the acquisitions we consummate in the future.

Revenue Recognition

In 2009, the FASB issued the following ASUs:

•

ASU No. 2009-13, Revenue Recognition (ASC Topic 605) - Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force. This guidance modified previous requirements by allowing the use of the “best estimate of selling price” in the absence of vendor-specific objective evidence (“VSOE”) or verifiable objective evidence (“VOE”) (now referred to as TPE standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when more objective evidence of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted.

•

ASU No. 2009-14, Software (ASC Topic 985) - Certain Revenue Arrangements That Include Software Elements, a consensus of the FASB Emerging Issues Task Force. This guidance modified the scope of ASC subtopic 985-605 Software-Revenue Recognition to exclude from its requirements (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality.

Xerox 2010 Annual Report  42

We adopted these updates effective for our fiscal year beginning January 1, 2010 and are applying them prospectively from that date for new or materially modified arrangements. The adoption of these updates did not have a material effect on our financial condition or results of operations. See “Summary of Accounting Policies- Revenue recognition – Multiple Element Arrangements” for further information regarding our adoption of ASU No. 2009-13.

With respect to the new software guidance in ASU No. 2009-14, the modification in the scope of the industry-specific software revenue recognition guidance did not result in a change in the recognition of revenue for our equipment and services. Software included within our equipment and services has generally been considered incidental and therefore has been, and will continue to be, accounted for as part of the sale of equipment or services. Most of our equipment have both software and non-software components that function together to deliver the equipment’s essential functionality. The software scope modification is also not expected to change the recognition of revenue for software accessories sold in connection with our equipment or free-standing software sales as these transactions will continue to be accounted for under the industry-specific software revenue recognition guidance as separate software elements. See “Summary of Accounting Policies- Revenue recognition – Software” for further information.

Other Accounting Changes

In 2010, the FASB issued the following codification updates:

•

ASU 2010-19 which amended Foreign Currency (ASC Topic 830). The purpose of this update was to codify the SEC staff’s view on certain foreign currency issues related to investments in Venezuela. See “Foreign Currency Translation and Re-measurement” section below for further information regarding our operations in Venezuela.

•

ASU 2010-20 which amended Receivables (ASC Topic 310) and requires significantly increased disclosures regarding the credit quality of an entity’s financing receivables and its allowance for credit losses. In addition, this update requires an entity to disclose credit quality indicators past due information, and modifications of its financing receivables. The disclosures are first effective for our 2010 Annual Report. The principal impact from this update was increased disclosures concerning the details of finance receivables and the related provisions and reserves for credit losses. See Note 4 – Receivables, Net for the disclosures required by this update.

In 2009, the FASB issued the following codification updates:

•

ASU 2009-16 which amended Transfers and Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets. This update removed the concept of a qualifying special-purpose entity and removed the exception from applying consolidation guidance to these entities. This update also clarified the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. We adopted this update effective for our fiscal year beginning January 1, 2010. Certain accounts receivable sale arrangements were modified in order to qualify for sale accounting under this updated guidance. The adoption of this update did not have a material effect on our financial condition or results of operations.

•

ASU 2009-17 which amended Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This update required an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. It also required an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. We adopted this update effective for our fiscal year beginning January 1, 2010 and the adoption did not have a material effect on our financial condition or results of operations.

Since the implementation of the codification, the FASB has issued several ASU’s. Except for the ASU’s discussed above, the remaining ASU’s issued by the FASB entail technical corrections to existing guidance or affect guidance related to unique/infrequent transactions or specialized industries/entities and therefore have minimal, if any, impact on the Company.

Xerox 2010 Annual Report  43

Summary of Accounting Policies

Revenue Recognition

We generate revenue through services, the sale and rental of equipment, supplies and income associated with the financing of our equipment sales. Revenue is recognized when earned. More specifically, revenue related to services and sales of our products is recognized as follows:

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

Services: Technical service revenues are derived primarily from maintenance contracts on our equipment sold to customers and are recognized over the term of the contracts. A substantial portion of our products are sold with full service maintenance agreements for which the customer typically pays a base service fee plus a variable amount based on usage. As a consequence, other than the product warranty obligations associated with certain of our low end products, we do not have any significant product warranty obligations, including any obligations under customer satisfaction programs.

Revenues associated with outsourcing services are generally recognized as services are rendered, which is generally on the basis of the number of accounts or transactions processed. Information technology processing revenues are recognized as services are provided to the customer, generally at the contractual selling prices of resources consumed or capacity utilized by our customers. In those service arrangements where final acceptance of a system or solution by the customer is required, revenue is deferred until all acceptance criteria have been met. Revenues on cost reimbursable contracts are recognized by applying an estimated factor to costs as incurred, determined by the contract provisions and prior experience. Revenues on unit-price contracts are recognized at the contractual selling prices as work is completed and accepted by the customer. Revenues on time and material contracts are recognized at the contractual rates as the labor hours and direct expenses are incurred.

In connection with our services arrangements, we incur costs to originate these long-term contracts and to perform the migration, transition and setup activities necessary to enable us to perform under the terms of the arrangement. We capitalize certain incremental direct costs that are related to the contract origination or transition, implementation and setup activities and amortize them over the term of the arrangement. From time to time, we also provide certain inducements to customers in the form of various arrangements, including contractual credits, which are capitalized and amortized as a reduction of revenue over the term of the contract. Customer-related deferred set-up/transition and inducement costs are being amortized over a weighted average period of approximately 8 years. Initial direct costs of an arrangement are capitalized and amortized over the contractual service period.

Long-lived assets used in the fulfillment of the arrangements are capitalized and depreciated over the shorter of their useful life or the term of the contract if an asset is contract specific.

Revenues on certain fixed price contracts where we provide information technology system development and implementation services are recognized over the contract term based on the percentage of development and implementation services that are provided during the period compared with the total estimated development and implementation services to be provided over the entire contract. These services require that we perform significant, extensive and complex design, development, modification or implementation of our customers’ systems. Performance will often extend over long periods, and our right to receive future payment depends on our future performance in accordance with the agreement. During 2010, we recognized approximately $270 of revenue using the percentage-of-completion accounting method.

Xerox 2010 Annual Report  44

The percentage-of-completion methodology involves recognizing probable and reasonably estimable revenue using the percentage of services completed, on a current cumulative cost to estimated total cost basis, using a reasonably consistent profit margin over the period. Due to the long-term nature of these projects, developing the estimates of costs often requires significant judgment. Factors that must be considered in estimating the progress of work completed and ultimate cost of the projects include, but are not limited to, the availability of labor and labor productivity, the nature and complexity of the work to be performed and the impact of delayed performance. If changes occur in delivery, productivity or other factors used in developing the estimates of costs or revenues, we revise our cost and revenue estimates, which may result in increases or decreases in revenues and costs, and such revisions are reflected in income in the period in which the facts that give rise to that revision become known.

Revenues earned in excess of related billings are accrued, whereas billings in excess of revenues earned are deferred until the related services are provided. We recognize revenues for non-refundable, upfront implementation fees on a straight-line basis over the period between the initiations of the ongoing services through the end of the contract term.

Sales to distributors and resellers: We utilize distributors and resellers to sell certain of our products to end-user customers. We refer to our distributor and reseller network as our two-tier distribution model. Sales to distributors and resellers are generally recognized as revenue when products are sold to such distributors and resellers. Distributors and resellers participate in various cooperative marketing and other programs, and we record provisions for these programs as a reduction to revenue when the sales occur. Similarly, we account for our estimates of sales returns and other allowances when the sales occur based on our historical experience.

In certain instances, we may provide lease financing to end-user customers who purchased equipment we sold to distributors or resellers. We compete with other third party leasing companies with respect to the lease financing provided to these end-user customers.

Supplies: Supplies revenue generally is recognized upon shipment or utilization by customers in accordance with the sales terms.

Software: Most of our equipment has both software and non-software components that function together to deliver the equipment’s essential functionality and therefore they are accounted for together as part of the equipment sales or services revenues. Software accessories sold in connection with our equipment sales, as well as free-standing software sales are accounted for as separate deliverables or elements. In most cases, these software products are sold as part of multiple element arrangements and include software maintenance agreements for the delivery of technical service, as well as unspecified upgrades or enhancements on a when-and-if-available basis. In those software accessory and free-standing software arrangements that include more than one element, we allocate the revenue among the elements based on vendor-specific objective evidence (“VSOE”) of fair value. VSOE of fair value is based on the price charged when the deliverable is sold separately by us on a regular basis and not as part of the multiple-element arrangement. Revenue allocated to software is normally recognized upon delivery while revenue allocated to the software maintenance element is recognized ratably over the term of the arrangement.

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

For purposes of determining the economic life, we consider the most objective measure to be the original contract term, since most equipment is returned by lessees at or near the end of the contracted term. The economic life of most of our products is five years, since this represents the most frequent contractual lease term for our principal products and only a small percentage of our leases have original terms longer than five years. We continually evaluate the economic life of both existing and newly introduced products for purposes of this determination. Residual values, if any, are established at lease inception using estimates of fair value at the end of the lease term.

Xerox 2010 Annual Report  45

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

Bundled Lease Arrangements: We sell our products and services under bundled lease arrangements, which typically include equipment, service, supplies and financing components for which the customer pays a single negotiated fixed minimum monthly payment for all elements over the contractual lease term. Approximately 40% of our equipment sales revenue is related to sales made under bundled lease arrangements. These arrangements also typically include an incremental, variable component for page volumes in excess of contractual page volume minimums, which are often expressed in terms of price-per-page. The fixed minimum monthly payments are multiplied by the number of months in the contract term to arrive at the total fixed minimum payments that the customer is obligated to make (“fixed payments”) over the lease term. The payments associated with page volumes in excess of the minimums are contingent on whether or not such minimums are exceeded (“contingent payments”). In applying our lease accounting methodology, we only consider the fixed payments for purposes of allocating to the relative fair value elements of the contract. Contingent payments, if any, are recognized as revenue in the period when the customer exceeds the minimum copy volumes specified in the contract. Revenues under bundled arrangements are allocated considering the relative selling prices of the lease and non-lease deliverables included in the bundled arrangement. Lease deliverables include maintenance and executory costs, equipment and financing, while non-lease deliverables generally consist of the supplies and non-maintenance services. The allocation for the lease deliverables begins by allocating revenues to the maintenance and executory costs plus profit thereon. These elements are generally recognized over the term of the lease as service revenue. The remaining amounts are allocated to the equipment and financing elements which are subjected to the accounting estimates noted above under “Leases.”

Multiple Element Arrangements: We enter into the following revenue arrangements that may consist of multiple deliverables:

•	Bundled lease arrangements, which typically include both lease deliverables and non-lease deliverables as described above.
•	Sales of equipment with a related full-service maintenance agreement.
•

Contracts for multiple types of outsourcing services, as well as professional and value-added services. For instance, we may contract for an implementation or development project and also provide services to operate the system over a period of time; or we may contract to scan, manage and store customer documents.

If a deliverable in a multiple-element arrangement is subject to specific guidance, such as leased equipment in our bundled lease arrangements (which is subject to specific leasing guidance) or accessory software (which is subject to software revenue recognition guidance), that deliverable is separated from the arrangement based on its relative selling price (the relative selling price method – see below) and accounted for in accordance with such specific guidance. The remaining deliverables in a multiple-element arrangement are accounted for based on the following guidance.

Xerox 2010 Annual Report  46

A multiple-element arrangement is separated into more than one unit of accounting if both of the following criteria are met:

•	The delivered item(s) has value to the customer on a stand-alone basis; and
•

If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control. If these criteria are not met, the arrangement is accounted for as one unit of accounting and the recognition of revenue is generally upon delivery/completion or ratably as a single unit of accounting over the contractual service period.

Consideration in a multiple-element arrangement is allocated at the inception of the arrangement to all deliverables on the basis of the relative selling price. When applying the relative selling price method, the selling price for each deliverable is determined using VSOE of the selling price, or TPE of the selling price. If neither VSOE nor TPE of the selling price exists for a deliverable, we will use our best estimate of the selling price for that deliverable.

The new guidance with respect to multiple-element arrangements did not change the allocation of arrangement consideration to the units of accounting or the pattern and timing of revenue recognition for those units. Normally our equipment and services will qualify as separate units of accounting, which are the majority of our multiple-element arrangements. In addition, under previous guidance, consideration for multiple-element arrangements was allocated based on VSOE or TPE, since products and services are generally sold separately or the selling price is determinable based on competitor prices for similar deliverables. As a result, for substantially all of our multiple-element arrangements, we will continue using VSOE or TPE to allocate the arrangement consideration to each respective deliverable.

Although infrequent, under previous guidance with respect to multiple-element arrangements, if we were unable to establish the selling price using VSOE or TPE, arrangement consideration was allocated using the residual method or recognized ratably over the contractual service period. However, since the new guidance allows for the use of our best estimate of the selling price in our allocation of arrangement consideration if VSOE or TPE is not determinable, we now use our best estimate of selling price in those infrequent situations. The objective of using estimated selling price based methodology is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. Accordingly, we determine our best estimate of selling price considering multiple factors including, but not limited to, geographies, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. Estimated selling price based methodology generally will apply to an insignificant proportion of our arrangements with multiple deliverables.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, including money-market funds, and investments with original maturities of three months or less.

Restricted Cash and Investments

As more fully discussed in Note 17 – Contingencies, various litigation matters in Brazil require us to make cash deposits as a condition of continuing the litigation. In addition, several of our secured financing arrangements and other contracts require us to post cash collateral or maintain minimum cash balances in escrow. These cash amounts are classified in our Consolidated Balance Sheets based on when the cash will be contractually or judicially released (refer to Note 10 – Supplementary Financial Information for classification of amounts).

Restricted cash amounts at December 31, 2010 and 2009 were as follows:

	2010	2009
Tax and labor litigation deposits in Brazil	$276	$240
Escrow and cash collections related to receivable sales	88	29
Other restricted cash	7	20

Total Restricted Cash and Investments	$371	$289

Xerox 2010 Annual Report  47

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

Software – Internal Use and Product

We capitalize direct costs associated with developing, purchasing or otherwise acquiring software for internal use and amortize these costs on a straight-line basis over the expected useful life of the software, beginning when the software is implemented (“Internal Use Software”). Costs incurred for upgrades and enhancements that will not result in additional functionality are expensed as incurred. Useful lives of Internal Use Software generally vary from three to ten years.

We also capitalize certain costs related to the development of software solutions to be sold to our customers upon reaching technological feasibility and amortize these costs based on estimated future revenues (“Product Software”). In recognition of the uncertainties involved in estimating revenue, that amortization is not less than straight-line amortization over the software’s remaining estimated economic life. Useful lives of Product Software generally vary from three to ten years. Amounts capitalized for Product Software are included in Cash Flows from Operations.

Additions to:	2010	2009	2008
Internal use software	$164	$98	$129
Product software	70	1	1

	As of December 31,
Capitalized costs, net:	2010	2009
Internal use software	$468	$354
Product software	145	10

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

Xerox 2010 Annual Report  48

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

Treasury Stock

We account for repurchased common stock under the cost method and include such treasury stock as a component of our Common shareholders’ equity. Retirement of Treasury stock is recorded as a reduction of Common stock and Additional paid-in capital at the time such retirement is approved by our Board of Directors.

Research, Development and Engineering (“RD&E”)

Research, development and engineering costs are expensed as incurred. Sustaining engineering costs are incurred with respect to on-going product improvements or environmental compliance after initial product launch. Our RD&E expense for the three years ended December 31, 2010 was as follows:

	2010	2009	2008
R&D	$653	$713	$750
Sustaining engineering	128	127	134

Total RD&E Expense	$781	$840	$884

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

Pension and Post-Retirement Benefit Obligations

We sponsor defined benefit pension plans in various forms in several countries covering employees who meet eligibility requirements. Retiree health benefit plans cover U.S. and Canadian employees for retiree medical costs. We employ a delayed recognition feature in measuring the costs of pension and post-retirement benefit plans. This requires changes in the benefit obligations and changes in the value of assets set aside to meet those obligations to be recognized not as they occur, but systematically and gradually over subsequent periods. All changes are ultimately recognized as components of net periodic benefit cost, except to the extent they may be offset by subsequent changes. At any point, changes that have been identified and quantified but not recognized as components of net periodic benefit cost, are recognized in Accumulated Other Comprehensive Loss, Net of tax.

Xerox 2010 Annual Report  49

Several statistical and other factors that attempt to anticipate future events are used in calculating the expense, liability and asset values related to our pension and retiree health benefit plans. These factors include assumptions we make about the discount rate, expected return on plan assets, rate of increase in healthcare costs, the rate of future compensation increases, and mortality. Actual returns on plan assets are not immediately recognized in our income statement, due to the delayed recognition requirement. In calculating the expected return on the plan asset component of our net periodic pension cost, we apply our estimate of the long-term rate of return to the plan assets that support our pension obligations, after deducting assets that are specifically allocated to Transitional Retirement Accounts (which are accounted for based on specific plan terms).

For purposes of determining the expected return on plan assets, we utilize a calculated value approach in determining the value of the pension plan assets, rather than a fair market value approach. The primary difference between the two methods relates to systematic recognition of changes in fair value over time (generally two years) versus immediate recognition of changes in fair value. Our expected rate of return on plan assets is applied to the calculated asset value to determine the amount of the expected return on plan assets to be used in the determination of the net periodic pension cost. The calculated value approach reduces the volatility in net periodic pension cost that would result from using the fair market value approach.

The discount rate is used to present value our future anticipated benefit obligations. In estimating our discount rate, we consider rates of return on high-quality fixed-income investments included in various published bond indexes, adjusted to eliminate the effects of call provisions and differences in the timing and amounts of cash outflows related to the bonds, as well as the expected timing of pension and other benefit payments. In the U.S. and the U.K., which comprise approximately 75% of our projected benefit obligation, we consider the Moody’s Aa Corporate Bond Index and the International Index Company’s iBoxx Sterling Corporate AA Cash Bond Index, respectively, in the determination of the appropriate discount rate assumptions. Refer to Note 15 - Employee Benefit Plans for further information.

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

The U.S. Dollar is used as the functional currency for certain foreign subsidiaries that conduct their business in U.S. Dollars. A combination of current and historical exchange rates is used in re-measuring the local currency transactions of these subsidiaries and the resulting exchange adjustments are included in income.

Foreign currency losses were $11, $26 and $34 in 2010, 2009 and 2008, respectively, and are included in Other expenses, net in the accompanying Consolidated Statements of Income.

We sold our Venezuelan subsidiary during the fourth quarter of 2010 as part of our restructuring actions – refer to Note 9 – Restructuring and Asset Impairment Charges for further information. Prior to the sale, the U.S. Dollar was the functional currency of our Venezuelan operations. In January 2010, Venezuela announced a devaluation of the Bolivar to an official rate of 4.30 Bolivars to the U.S. Dollar for the majority of our products. As a result of this devaluation, we recorded a currency loss of $21 in the first quarter of 2010 for the re-measurement of our net Bolivar denominated monetary assets. During 2010, the ability to obtain U.S. Dollars remained severely restricted. As a result, during 2010 we re-measured our net Bolivar denominated monetary transactions based on exchange rates available through alternative markets. The average rate during 2010 was approximately 5.77 Bolivars to the U.S. Dollar. The impact of this change in the exchange rate was not material to our results for the year since we derived less than 0.5% of our total revenues from Venezuela.

Xerox 2010 Annual Report  50

Accumulated Other Comprehensive Loss (“AOCL”)

AOCL is composed of the following for the three years ending December 31, 2010:

	2010	2009	2008
Cumulative translation adjustments	$(835)	$(800)	$(1,395)
Benefit plans net actuarial losses and prior service credits(1)	(1,167)	(1,190)	(1,021)
Other unrealized gains, net	14	2	—

Total Accumulated Other Comprehensive Loss	$(1,988)	$(1,988)	$(2,416)

(1)	Includes our share of Fuji Xerox.

Note 2 – Segment Reporting

Our reportable segments are aligned with how we manage the business and view the markets we serve. In 2010, as a result of our acquisition of ACS, we realigned our internal financial reporting structure (refer to Note 3 – Acquisitions for information regarding the ACS acquisition). We now report our financial performance based on the following two primary reportable segments – Technology and Services. The Technology segment represents the combination of our former Production and Office segments excluding the document outsourcing business, which was previously included in these reportable segments. The Services segment represents the combination of our document outsourcing business and ACS’s business process outsourcing (“BPO”) and information technology outsourcing (“ITO”) businesses. We believe this realignment will help us to better manage our business and view the markets we serve, which are primarily centered around equipment systems and outsourcing services. Our Technology segment operations involve the sale and support of a broad range of document systems from entry level to the high-end. Our Services segment operations involve delivery of a broad range of outsourcing services including document, business processing and IT outsourcing services. Our 2009 and 2008 segment disclosures have been restated to reflect our new 2010 internal reporting structure.

Our Technology segment is centered on strategic product groups, which share common technology, manufacturing and product platforms. This segment includes the sale of document systems and supplies, technical services and product financing. Our products range from:

•	“Entry,” which includes A4 devices and desktop printers.
•

“Mid-Range,” which includes A3 devices that generally serve workgroup environments in mid to large enterprises. Mid-Range includes products that fall into the following market categories: Color 41+ ppm priced at less than $100K and Light Production 91+ppm priced at less than $100K.

•	“High-End,” which includes production printing and publishing systems that generally serve the graphic communications marketplace and large enterprises.

The Services segment comprises three outsourcing service offerings:

•	Document Outsourcing (which includes Managed Print Services)
•	Business Process Outsourcing
•	Information Technology Outsourcing.

Document outsourcing services include service arrangements that allow customers to streamline, simplify and digitize their document-intensive business processes through automation and deployment of software applications and tools and the management of their printing needs. Business process outsourcing services include service arrangements where we manage a customer’s business activity or process. Information technology outsourcing services include service arrangements where we manage a customer’s IT-related activities, such as application management and application development, data center operations or testing and quality assurance.

Xerox 2010 Annual Report  51

The segment classified as Other includes several units, none of which meets the threshold for separate segment reporting. This group primarily includes Xerox Supplies Business Group (predominantly paper sales), Wide Format Systems, licensing revenues, GIS network integration solutions and electronic presentation systems, non-allocated Corporate items including non-financing interest, as well as other items included in Other expenses, net.

Selected financial information for our Operating segments for the three years ended December 31, 2010 was as follows:

	Technology	Services	Other	Total
2010(1)
Revenues	$9,790	$9,548	$1,635	$20,973
Finance income	559	89	12	660

Total Segment Revenues	$10,349	$9,637	$1,647	$21,633

Interest expense	$212	$28	$352	$592
Segment profit (loss) (2)	1,085	1,132	(342)	1,875
Equity in net income of unconsolidated affiliates	62	16	—	78

2009(1)
Revenues	$9,470	$3,373	$1,623	$14,466
Finance income	597	103	13	713

Total Segment Revenues	$10,067	$3,476	$1,636	$15,179

Interest expense	$229	$36	$262	$527
Segment profit (loss) (2)	949	231	(342)	838
Equity in net income of unconsolidated affiliates	33	8	—	41

2008(1)
Revenues	$11,041	$3,718	$2,051	$16,810
Finance income	673	110	15	798

Total Segment Revenues	$11,714	$3,828	$2,066	$17,608

Interest expense	$293	$5	$269	$567
Segment profit (loss) (2)	1,288	302	(245)	1,345
Equity in net income of unconsolidated affiliates	90	23	—	113

(1)	Asset information on a segment basis is not disclosed as this information is not separately identified and internally reported to our chief executive officer.
(2)	Depreciation and amortization expense, which is recorded in cost of sales, RD&E and SAG are included in segment profit above. This information is neither identified nor internally reported to our chief executive officer. The separate identification of this information for purposes of segment disclosure is impracticable, as it is not readily available and the cost to develop it would be excessive.

Xerox 2010 Annual Report  52

The following is a reconciliation of segment profit to pre-tax income (loss) for the three years ended December 31, 2010:

	2010	2009	2008
Total Segment Profit	$1,875	$838	$1,345
Reconciling items:
Restructuring and asset impairment charges	(483)	8	(429)
Restructuring charges of Fuji Xerox	(38)	(46)	(16)
Acquisition-related costs	(77)	(72)	—
Amortization of intangible assets	(312)	(60)	(54)
Venezuelan devaluation costs	(21)	—	—
ACS shareholders’ litigation settlement	(36)	—	—
Litigation matters (1)	—	—	(774)
Loss on early extinguishment of debt	(15)	—	—
Equity in net income of unconsolidated affiliates	(78)	(41)	(113)
Equipment write-off and other	—	—	(38)

Pre-tax Income (Loss)	$815	$627	$(79)

(1)	The 2008 provision for litigation represents $670 for the Carlson v. Xerox Corporation court approved settlement, as well as provisions for other litigation matters including $36 for the probable loss related to the Brazil labor related contingencies.

Geographic area data is based upon the location of the subsidiary reporting the revenue or long-lived assets and is as follows for the three years ended December 31, 2010:

	Revenues			Long-Lived Assets (1)
	2010	2009	2008	2010	2009	2008
United States	$13,801	$8,156	$9,122	$1,764	$1,245	$1,386
Europe	5,332	4,971	6,011	741	717	680
Other areas	2,500	2,052	2,475	309	262	248

Total Revenues and Long-Lived Assets	$21,633	$15,179	$17,608	$2,814	$2,224	$2,314

(1)	Long-lived assets are comprised of (i) land, buildings and equipment, net, (ii) equipment on operating leases, net, (iii) internal use software, net and (iv) product software, net.

Note 3 – Acquisitions

Affiliated Computer Services, Inc.

On February 5, 2010 (“the acquisition date”), we acquired all of the outstanding equity of ACS in a cash-and-stock transaction valued at approximately $6.5 billion. ACS provides business process outsourcing and information technology (“ITO”) services and solutions to commercial and government clients worldwide. ACS delivers a full range of BPO and IT services, as well as end-to-end solutions to the public and private sectors and supports a variety of industries including education, energy, financial, government, healthcare, retail and transportation. ACS’s revenues for the calendar year ended December 31, 2009 were $6.6 billion and they employed 78,000 people and operated in over 100 countries on the acquisition date.

Equity transaction: Each outstanding share of ACS Class A and Class B common stock was converted into a combination of 4.935 shares of Xerox common stock and $18.60 in cash for a combined value of $60.40 per share, or approximately $6.0 billion based on the closing price of Xerox common stock of $8.47 on the acquisition date. 489,802 thousand shares of Xerox common stock were issued. We also issued convertible preferred stock with a liquidation value of $300 and a fair value of $349 as of the acquisition date to ACS’s Class B shareholder.

All ACS stock options outstanding at closing were assumed by Xerox and converted into Xerox stock options. ACS stock options issued prior to August 2009, whether or not then vested and exercisable, became fully vested and exercisable in accordance with preexisting change-in-control provisions. ACS stock options issued in August 2009 will continue to vest and become exercisable for Xerox common stock in accordance with their original terms. For the August 2009 options, the portion of the estimated fair value associated with service prior to the close was recorded as part of the acquisition fair value with the remainder to be recorded as future compensation cost over the remaining vesting period. Each assumed ACS option became exercisable for 7.085289 Xerox common shares for a total of 96,662 thousand shares at a weighted average exercise price of $6.79 per option. The estimated fair value associated with the Xerox options issued in exchange for the ACS options was approximately $222 based on a Black-Scholes valuation model (refer to Note 19 – Shareholders’ Equity for assumptions). Approximately $168 of the estimated fair value is associated with options issued prior to August 2009, which became fully vested and exercisable upon the acquisition in accordance with preexisting change-in-control provisions, was recorded as part of the acquisition fair value. The remaining $54 is associated with options issued in August 2009 which continue to vest according to their original terms and therefore is being expensed as compensation cost over the remaining vesting period which is estimated to be approximately 3.9 years.

Xerox 2010 Annual Report  53

Fair value of consideration transferred: The table below details the consideration transferred to acquire ACS (certain amounts reflect rounding adjustments):

(shares in millions)	Conversion Calculation	Estimated Fair Value	Form of Consideration
ACS Class A shares outstanding as of the acquisition date	92.7
ACS Class B shares outstanding as of the acquisition date	6.6

Total ACS Shares Outstanding	99.3

Xerox stock price as of the acquisition date	$8.47
Multiplied by the exchange ratio	4.935

Equity Consideration per Common Share Outstanding	$41.80	$4,149	Xerox common stock

Cash Consideration per Common Share Outstanding	$18.60	$1,846	Cash

ACS stock options exchanged for a Xerox equivalent stock option	13.6
Multiplied by the option exchange ratio	7.085289

Total Xerox Equivalent Stock Options	96.7	$168	Xerox stock options

Xerox Preferred Stock Issued to ACS Class B Shareholder		$349	Xerox preferred stock

Total Fair Value of Consideration Transferred		$6,512

Recording of assets acquired and liabilities assumed: The transaction has been accounted for using the acquisition method of accounting which requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. The following table summarizes the assets acquired and liabilities assumed as of the acquisition date:

Xerox 2010 Annual Report  54

February 5, 2010

Assets
Cash and cash equivalents	$351
Accounts receivable	1,344
Other current assets	389
Land, buildings and equipment	416
Intangible assets	3,035
Goodwill	5,127
Other long-term assets	258

Liabilities
Other current liabilities	645
Deferred revenue	161
Deferred tax liability	990
Debt	2,310
Pension liabilities	39
Other long-term liabilities	263

Net Assets Acquired	$6,512

Intangible assets: The following table is a summary of the fair value estimates of the identifiable intangible assets and their weighted-average useful lives:

	Estimated Fair Value	Estimated Useful Life
Customer relationships/contracts	$2,920	11.6 years
ACS tradename	100	4 years
Buck tradename	10	(1)
Title plant	5	(2)

Total Identifiable Intangible Assets	$3,035

(1)	Determined to be an indefinite-lived asset.
(2)	Title plant is not subject to depreciation or charged to earnings based on ASC Topic 950 – Financial Services – Title Plant, unless circumstances indicate that the carrying amount of the title plant has been impaired.

Deferred revenue: As part of our purchase price allocation, we revalued ACS’s existing deferred revenue to fair value based on the remaining post-acquisition service obligation. The total revaluation adjustment was $133 ($53 current; $80 non-current) and represented the value for services already rendered for which no future obligation to provide services remains. Post acquisition, revenue will accordingly be reduced for the value of this adjustment. Accordingly, the remaining balance of deferred revenue included in the above of $161 ($145 current; $16 non-current) primarily represents our estimate of the fair value for the remaining service obligation.

Deferred taxes: We provided deferred taxes and recorded other tax adjustments as part of the accounting for the acquisition primarily related to the estimated fair value adjustments for acquired intangible assets, as well as the elimination of a previously recorded deferred tax liability associated with ACS’s historical goodwill that was tax deductible. In addition, we also provided deferred taxes of $48 for the outside basis difference associated with certain foreign subsidiaries of ACS for which no taxes have been previously provided. We expect to reverse the outside basis difference primarily through repatriating earnings from those subsidiaries in lieu of permanently reinvesting them as well as through the reorganization of those subsidiaries.

Xerox 2010 Annual Report  55

Debt: We repaid $1.7 billion of ACS’s debt and assumed an additional $0.6 billion. The following is a summary of the third-party debt assumed and not repaid in connection with the close of the acquisition:

4.70% Senior Notes due June 2010	$250
5.20% Senior Notes due June 2015	250
Capital lease obligations and other debt	64

Principal debt balance	564
Fair value adjustments	13

Total Debt Assumed But Not Repaid	$577

Pension obligations: We assumed several defined benefit pension plans covering the employees of ACS’s human resources consulting and outsourcing business in the U.S., U.K., Germany and Canada. The plans in the U.S. and Canada are both funded and unfunded; the plan in the U.K. is funded; and the plan in Germany is unfunded.

The following is a summary of the funded position of the assumed ACS plans as of the acquisition date, as well as associated weighted-average assumptions used to determine benefit obligations:

Estimated Fair Value
Projected benefit obligation	$142
Fair value of plan assets	111

Net Unfunded Status	$(31)

Amounts recognized in the Consolidated Balance Sheets:

Other long-term assets	$8
Pension liabilities	(39)

Net Amount Recognized	$(31)

Weighted average assumption used to determine benefit obligations at the acquisition date and net periodic benefit cost from the acquisition date through December 31, 2010:

Discount rate	5.7%
Expected rate of return on plan assets	6.9%
Rate of compensation increase	3.9%

Change-in-control liabilities: We assumed liabilities due under contractual change-in-control provisions in employment agreements of certain ACS employees and its Chairman of approximately $95 ($15 current; $80 non-current). The liabilities include accruals for related excise and other taxes we are obligated to pay on these obligations.

Contingent consideration: Although there is no contingent consideration associated with our acquisition of ACS, ACS is obligated to make contingent payments in connection with prior acquisitions upon satisfaction of certain contractual criteria. Contingent consideration obligations must be recorded at their respective fair value. As of the acquisition date, the maximum aggregate amount of ACS’s outstanding contingent obligations to former shareholders of acquired entities was approximately $46, of which $11 was recorded representing the estimated fair value of this obligation. We made contingent payments of $8 in 2010 which are reflected within investing activities in the Consolidated Statements of Cash Flows. As of December 31, 2010, the maximum aggregate amount of the outstanding contingent obligations to former shareholders of acquired entities was approximately $5.

Xerox 2010 Annual Report  56

Goodwill: Goodwill in the amount of $5.1 billion was recognized for this acquisition and is calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Specifically, the goodwill recorded as part of the acquisition of ACS includes:

•	the expected synergies and other benefits that we believe will result from combining the operations of ACS with the operations of Xerox;
•	any intangible assets that do not qualify for separate recognition such as the assembled workforce; and
•	the value of the going-concern element of ACS’s existing businesses (the higher rate of return on the assembled collection of net assets versus acquiring all of the net assets separately).

Goodwill of $2.3 billion is deductible for tax purposes as a result of previous taxable acquisitions made by ACS. While the allocation of goodwill among reporting units is not complete, we expect the majority of the goodwill will be related to our Services segment.

Pro-forma impact of the acquisition: The unaudited pro-forma results presented below include the effects of the ACS acquisition as if it had been consummated as of January 1, 2010 and 2009. The pro-forma results include the amortization associated with an estimate for the acquired intangible assets and interest expense associated with debt used to fund the acquisition, as well as fair value adjustments for unearned revenue, software and land, buildings and equipment. To better reflect the combined operating results, material non-recurring charges directly attributable to the transaction have been excluded. In addition, the pro-forma results do not include any anticipated synergies or other expected benefits of the acquisition. Accordingly, the unaudited pro-forma financial information below is not necessarily indicative of future results of operations or results that might have been achieved had the acquisition been consummated as of January 1, 2010 or 2009.

	2010	2009
Revenue	$22,252	$21,781
Net income – Xerox	592	795
Basic earnings per-share	0.41	0.57
Diluted earnings per-share	0.41	0.56

Note: The pro-forma information presented above is on a different basis than the pro-forma information provided in Management’s Discussion and Analysis of Financial Condition and Results of Operations of this Annual Report for the year ended December 31, 2010.

Other Acquisitions

Irish Business Systems Limited: In January 2010, we acquired Irish Business Systems Limited (“IBS”) for approximately $29 net of cash acquired. This acquisition expands our reach into the small and mid-size business market in Ireland. IBS has eight offices located throughout Ireland and is a managed print services provider and the largest independent supplier of digital imaging and printing solutions in Ireland.

Xerox 2010 Annual Report  57

Veenman B.V.: In 2008, we acquired Veenman B.V. (“Veenman”), expanding our reach into the small and mid-sized business market in Europe, for approximately $69 (€44 million) in cash, including transaction costs. Veenman is the Netherlands’ leading independent distributor of office printers, copiers and multifunction devices serving small and mid-size businesses.

ACS Acquisitions

In November 2010, ACS acquired Spur Information Solutions, one of the United Kingdom’s leading providers of computer software used for parking enforcement, for $12 in cash. The acquisition strengthens ACS’s broad portfolio of services that support the transportation industry.

In October 2010, ACS acquired TMS Health (“TMS”), a U.S. based teleservices company that provides customer care services to the pharmaceutical, biotech and healthcare industries, for approximately $48 in cash. Through TMS, ACS improves communication between pharmaceutical companies, physicians, consumers and pharmacists. By providing customer education, product sales and marketing and clinical trial solutions, ACS builds on the IT and BPO services it already delivers to the healthcare and pharmaceutical industries.

In July 2010, ACS acquired ExcellerateHRO, LLP (“EHRO”), a global benefits administration and relocation services provider, for $125 net of cash acquired. This acquisition establishes ACS as one of the world’s largest pension plan administrators and as a leading provider of outsourced health and welfare and relocation services. The purchase price was primarily allocated to intangible assets (consisting of customer relationships of $32 and software of $8) and goodwill of $77 based on third-party valuations and management’s estimates.

GIS Acquisitions

In September 2010, GIS acquired Georgia Duplicating Products, an office equipment supplier, for approximately $21 net of cash acquired.

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

Summary – Other Acquisitions

The operating results of the acquisitions described above are not material to our financial statements and are included within our results from the respective acquisition dates. Excluding ACS, our remaining 2010 acquisitions contributed aggregate revenues of approximately $140 to our 2010 total revenues from their respective acquisition dates. The ACS acquisitions are included within our Services segment while the other acquisitions, including the GIS acquisitions, are primarily included within our Technology segment. The purchase prices were primarily allocated to intangible assets and goodwill based on third-party valuations and management’s estimates.

Note 4 – Receivables, Net

Accounts Receivable

Accounts receivable, net at December 31, 2010 and 2009 were as follows:

Xerox 2010 Annual Report  58

	2010	2009
Amounts billed or billable	$2,491	$1,850
Unbilled amounts	447	—
Allowance for doubtful accounts	(112)	(148)

Accounts Receivable, net	$2,826	$1,702

Unbilled amounts include amounts associated with percentage-of-completion accounting, and other earned revenues not currently billable due to contractual provisions. Amounts to be invoiced in the subsequent month for current services provided are included in amounts billable, and at December 31, 2010 and 2009 were approximately $1,066 and $603, respectively.

Finance Receivables

Finance receivables result from installment arrangements and sales-type leases arising from the marketing of our equipment. These receivables are typically collateralized by a security interest in the underlying assets. Finance receivables, net at December 31, 2010 and 2009 were as follows:

	2010	2009
Gross receivables	$7,914	$8,427
Unearned income	(1,093)	(1,197)

Subtotal	6,821	7,230
Residual values	11	19
Allowance for doubtful accounts	(212)	(222)

Finance receivables, net	6,620	7,027
Less: Billed portion of finance receivables, net	(198)	(226)
Less: Current portion of finance receivables not billed, net	(2,287)	(2,396)

Finance Receivables Due After One Year, net	$4,135	$4,405

Contractual maturities of our gross finance receivables as of December 31, 2010 were as follows (including those already billed of $198):

2011	2012	2013	2014	2015	Thereafter	Total
$2,978	$2,178	$1,527	$862	$330	$39	$ 7,914

Provisions for Losses on Uncollectible Receivables

Accounts Receivable: The allowance for uncollectible accounts receivables is determined principally on the basis of past collection experience as well as consideration of current economic conditions and changes in our customer collection trends.

Finance Receivables: Finance receivables include sales-type leases, direct financing leases and installment loans. Our finance receivable portfolios are primarily in the US, Canada and Europe. We generally establish customer credit limits and estimate the allowance for credit losses on a country or geographic basis.

We establish credit limits based upon an initial evaluation of the customer’s credit quality and adjust that limit accordingly based upon ongoing credit evaluations of the customer including payment history and changes in credit quality.

Xerox 2010 Annual Report  59

The allowance for doubtful accounts and credit losses represents an estimate of the losses expected to be incurred from the Company’s finance receivable portfolio. The level of the allowance is determined on a collective basis by applying projected loss rates to our different portfolios by country, which represent our portfolio segments. This is the level at which we develop and document our methodology to determine allowance for credit losses. This loss rate is primarily based upon historical loss experience adjusted for judgments about the probable effects of relevant observable data including current economic conditions as well as delinquency trends, resolution rates, the aging of receivables, credit quality indicators and the financial health of specific customer classes or groups. The allowance for doubtful finance receivables is inherently more difficult to estimate than the allowance for trade accounts receivable because the underlying lease portfolio has an average maturity, at any time, of approximately two to three years and contains past due billed amounts, as well as unbilled amounts. We consider all available information in our quarterly assessments of the adequacy of the allowance for doubtful accounts. The identification of account-specific exposure is not a significant factor in establishing the allowance for doubtful finance receivables. Our policy and methodology used to establish our allowance for doubtful accounts has been consistently applied over all periods presented.

Since our allowance for doubtful Finance receivables is determined by country, the risk characteristics in our finance receivable portfolio segments will generally be consistent with the risk factors associated with the economies of those countries/regions. The economies of the U.S., Canada and Europe continue to recover from the financial economic crises and recession which began in late 2008. Although loss rates across all our portfolio segments have declined in 2010, loss rates continue to be elevated as compared to prior years. Since Europe is composed of varied countries and regional economies, the risk profile within our European portfolio segment is somewhat more diversified due to the varying economic conditions among the countries. Credit losses have increased within southern Europe given the current economic difficulties facing the countries in this region.

The following table is a rollforward of the allowance for doubtful finance receivables for the years ended December 31, 2010 and 2009, as well as the related investment in finance receivables:

	United States	Canada	Europe	Other(2)	Total
Allowance for Credit Losses:

Balance December 31, 2008	$93	$24	$78	$3	$198
Provision	77	21	78	1	177
Charge-offs	(79)	(19)	(73)	—	(171)
Recoveries and other(1)	8	7	4	(1)	18

Balance December 31, 2009	$99	$33	$87	$3	$222
Provision	47	22	59	—	128
Charge-offs	(58)	(23)	(59)	—	(140)
Recoveries and other(1)	3	5	(6)	—	2

Balance December 31, 2010	$91	$37	$81	$3	$212

Finance receivables collectively evaluated for impairment:
December 31, 2009	$3,474	$873	$2,832	$51	$7,230
December 31, 2010	$3,177	$872	$2,706	$66	$6,821

(1)	Includes the impacts of foreign currency translation and adjustments to reserves necessary to reflect events of non-payment such as customer accommodations and contract terminations.
(2)	Includes developing market countries and smaller units.

In the U.S. and Canada, customers are further evaluated or segregated by class based on industry sector. The primary customer classes are Finance & Other Services, Government & Education; Graphic Arts; Industrial; Healthcare and Other. In Europe, customers are further grouped by class based on the country or region of the customer. The primary customer classes include the U.K./Ireland, France and the following European regions - Central, Nordic and Southern. These groupings or classes are used to understand the nature and extent of our exposure to credit risk arising from finance receivables.

Xerox 2010 Annual Report  60

We evaluate our customers based on the following credit quality indicators:

•

Investment grade: This rating includes accounts with excellent to good business credit, asset quality and the capacity to meet financial obligations. These customers are less susceptible to adverse effects due to shifts in economic conditions or changes in circumstance. The rating generally equates to a Standard & Poors (S&P) rating of BBB- or better. Loss rates in this category are normally minimal at less than 1%.

•

Non-investment grade: This rating includes accounts with average credit risk that are more susceptible to loss in the event of adverse business or economic conditions. This rating generally equates to a S&P rating below BBB-. Although we experience higher loss rates associated with this customer class, we believe the risk is somewhat mitigated by the fact that our leases are fairly well dispersed across a large and diverse customer base. In addition, the higher loss rates are largely offset by the higher rates of return we obtain with such leases. Loss rates in this category are generally in the range of 2% to 4%.

•

Substandard: This rating includes accounts that have marginal credit risk such that the customer’s ability to make repayment is impaired or may likely become impaired. We use numerous strategies to mitigate risk including higher rates of interest, prepayments, personal guarantees, etc. Accounts in this category include customers who were downgraded, during the term of the lease, from investment and non-investment grade evaluation when the lease was originated. Accordingly there is a distinct possibility for a loss of principal and interest or customer default. The loss rates in this category are around 10%.

Xerox 2010 Annual Report  61

The credit quality indicators are updated at least annually. The credit quality of any given customer can significantly change during the life of the portfolio. Details about our finance receivables portfolio based by industry and by credit quality indicators are as follows:

	As of December 31, 2010
	Investment Grade	Non-investment Grade	Substandard	Total Finance Receivables
United States:

Finance and Other Services	$360	$401	$190	$951
Government and Education	849	21	7	877
Graphics Arts	147	217	156	520
Industrial	206	91	38	335
Healthcare	134	48	32	214
Other	102	109	69	280

Total United States	1,798	887	492	3,177

Canada:
Finance and Other Services	150	127	56	333
Government and Education	127	12	3	142
Graphics Arts	32	35	48	115
Industrial	57	47	30	134
Other	88	47	13	148

Total Canada	454	268	150	872

Europe:

France	219	374	82	675
U.K./Ireland	206	164	51	421
Central(1)	297	551	65	913
Southern(2)	263	237	81	581
Nordics(3)	50	63	3	116

Total Europe	1,035	1,389	282	2,706

Other	33	33	—	66

Total	$3,320	$2,577	$924	$6,821

(1)	Switzerland, Germany, Austria, Belgium, Holland.
(2)	Italy, Greece, Spain, Portugal.
(3)	Sweden, Norway, Denmark, Finland.

The aging of our receivables portfolio is based upon the number of days an invoice is past due. Receivables that were more than 90 days past due are considered delinquent. Receivable losses are charged against the allowance when management believes the uncollectibility of the receivable is confirmed and is generally based on individual credit evaluations, results of collection efforts and specific circumstances of the customer. Subsequent recoveries, if any, are credited to the allowance.

Xerox 2010 Annual Report  62

We generally continue to maintain equipment on lease and provide services to customers that have invoices for finance receivables that are 90 days or more past due and, as a result of the bundled nature of billings, we also continue to accrue interest on those receivables. However, interest revenue for such billings is only recognized if collectability is deemed reasonably assured. The aging of our billed finance receivables is as follows:

	As of December 31, 2010
	Current	31-90 Days Past Due	>90 Days Past Due	Total Billed Finance Receivables	Unbilled Finance Receivables	Total Finance Receivables	Finance Receivables >90 Days and Accruing

United States:

Finance and Other Services	$23	$5	$2	$30	$921	$951	$23
Government and Education	26	6	3	35	842	877	40
Graphics Arts	21	3	1	25	495	520	16
Industrial	11	2	1	14	321	335	10
Healthcare	6	2	1	9	205	214	9
Other	8	2	—	10	270	280	8

Total United States	95	20	8	123	3,054	3,177	106

Total Canada	3	3	1	7	865	872	28

Europe:
France	1	1	—	2	673	675	5

U.K./Ireland	4	1	1	6	415	421	7

Central	9	2	4	15	898	913	39

Southern	32	10	15	57	524	581	99

Nordics	1	—	—	1	115	116	2

Total Europe	47	14	20	81	2,625	2,706	152

Other	2	—	—	2	64	66	—

Total	$147	$37	$29	$213	$6,608	$6,821	$286

Accounts Receivable Sales Arrangements

We have facilities in the U.S., Canada and several countries in Europe that enable us to sell to third-parties, on an on-going basis, certain accounts receivable without recourse. The accounts receivables sold are generally short-term trade receivables with payment due dates of less than 60 days. The agreements involve the sale of entire groups of accounts receivable for cash. In certain instances, a portion of the sales proceeds is held back and deferred until collection of the related receivables by the purchaser. Such holdbacks are not considered legal securities nor are they certificated. Deferred proceeds on accounts receivable sales in 2010 amounted to $307. We report collections on such receivables as operating cash flows in the Consolidated Statements of Cash Flows, because such receivables are the result of an operating activity and the associated interest rate risk is de minimis due to its short-term nature. These receivables are included in the caption “Other current assets” in the accompanying Consolidated Balance Sheets and were $90 at December 31, 2010. Under most of the agreements, we also continue to service the sold accounts receivable. When applicable, a servicing liability is recorded for the estimated fair value of the servicing. The amounts associated with the servicing liability were not material.

Xerox 2010 Annual Report  63

Accounts receivable sales for the three years ended December 31, 2010 were as follows:

	2010	2009	2008
Accounts receivable sales	$2,374	$1,566	$717
Deferred proceeds	307	—	—
Fees associated with sales	15	13	4
Estimated increase on operating cash flows (1)	106	309	51

(1)	Represents the difference between current and prior year fourth quarter accounts receivable sales adjusted for the effects of: (i) the deferred proceeds, (ii) collections prior to the end of the year and (iii) currency.

Note 5 – Inventories and Equipment on Operating Leases, Net

Inventories at December 31, 2010 and 2009 were as follows:

	2010	2009
Finished goods	$858	$772
Work-in-process	46	43
Raw materials	87	85

Total Inventories	$991	$900

The transfer of equipment from our inventories to equipment subject to an operating lease is presented in our Consolidated Statements of Cash Flows in the operating activities section as a non-cash adjustment. Equipment on operating leases and similar arrangements consists of our equipment rented to customers and depreciated to estimated salvage value at the end of the lease term. We recorded $31, $52 and $115 in inventory write-down charges for the years ended December 31, 2010, 2009 and 2008, respectively.

Equipment on operating leases and the related accumulated depreciation at December 31, 2010 and 2009 were as follows:

	2010	2009
Equipment on operating leases	$1,561	$1,583
Accumulated depreciation	(1,031)	(1,032)

Equipment on Operating Leases, net	$530	$551

Depreciable lives generally vary from three to four years consistent with our planned and historical usage of the equipment subject to operating leases. Depreciation and obsolescence expense for equipment on operating leases was $313, $329 and $298 for the years ended December 31, 2010, 2009 and 2008, respectively. Our equipment operating lease terms vary, generally from 12 to 36 months. Scheduled minimum future rental revenues on operating leases with original terms of one year or longer are:

2011	2012	2013	2014	2015	Thereafter
$389	$279	$180	$87	$41	$14

Total contingent rentals on operating leases, consisting principally of usage charges in excess of minimum contracted amounts, for the years ended December 31, 2010, 2009 and 2008 amounted to $133, $125 and $117, respectively.

Xerox 2010 Annual Report  64

Note 6 – Land, Buildings and Equipment, Net

Land, buildings and equipment, net at December 31, 2010 and 2009 were as follows:

	Estimated Useful Lives (Years)	2010	2009
Land	—	$63	$45
Buildings and building equipment	25 to 50	1,133	1,192
Leasehold improvements	Varies	455	328
Plant machinery	5 to 12	1,607	1,686
Office furniture and equipment	3 to 15	1,306	994
Other	4 to 20	115	100
Construction in progress	—	67	33

Subtotal		4,746	4,378
Accumulated depreciation		(3,075)	(3,069)

Land, Buildings and Equipment, net		$1,671	$1,309

Depreciation expense and operating lease rent expense for the years ended December 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Depreciation expense	$379	$247	$257
Operating lease rent expense (1)	632	267	252

(1)	We lease certain land, buildings and equipment, substantially all of which are accounted for as operating leases.

Future minimum operating lease commitments that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2010 were as follows:

2011	2012	2013	2014	2015	Thereafter
$669	$486	$337	$171	$118	$106

We have an information management contract with HP Enterprise Services (“HPES”), the legal successor to Electronic Data Systems Corp. through March 2014. Services to be provided under this contract include support for European mainframe system processing, as well as workplace, service desk and voice and data network management. Although the HPES contract runs through March 2014, we may choose to transfer some of the services to internal Xerox providers before the HPES contract ends. There are no minimum payments required under this contract. We can terminate the contract for convenience without paying a termination fee by providing sixty days prior notice. Should we terminate the contract for convenience, we have an option to purchase the assets placed in service under the HPES contract. Payments to HPES, which are primarily recorded in selling, administrative and general expenses, were $98, $198 and $279 for the years ended December 31, 2010, 2009 and 2008, respectively.

During 2010 and 2009 we terminated several agreements with HPES for information management services and either terminated the services or entered into new agreements for similar services with several alternative providers. Services provided under these new contracts include mainframe application processing, development and support and mid-range applications processing and support. These contracts have various terms through 2015. Some of the contracts require minimum payments and include termination penalties. Payments for information management services which are primarily recorded in selling, administrative and general expenses were $44 and $26 for the years ended December 31, 2010 and 2009, respectively.

Xerox 2010 Annual Report  65

Note 7 – Investments in Affiliates, at Equity

Investments in corporate joint ventures and other companies in which we generally have a 20% to 50% ownership interest at December 31, 2010 and 2009 were as follows:

	2010	2009
Fuji Xerox	$1,217	$998
All other equity investments	74	58

Investments in Affiliates, at Equity	$1,291	$1,056

Our equity in net income of our unconsolidated affiliates for the three years ended December 31, 2010 was as follows:

	2010	2009	2008
Fuji Xerox	$63	$30	$101
Other investments	15	11	12

Total Equity in Net Income of Unconsolidated Affiliates	$78	$41	$113

Fuji Xerox

Fuji Xerox is headquartered in Tokyo and operates in Japan, China, Australia, New Zealand and other areas of the Pacific Rim. Our investment in Fuji Xerox of $1,217 at December 31, 2010, differs from our implied 25% interest in the underlying net assets, or $1,335 due primarily to our deferral of gains resulting from sales of assets by us to Fuji Xerox, partially offset by goodwill related to the Fuji Xerox investment established at the time we acquired our remaining 20% of Xerox Limited from The Rank Group plc.

Equity in net income of Fuji Xerox is affected by certain adjustments to reflect the deferral of profit associated with intercompany sales. These adjustments may result in recorded equity income that is different than that implied by our 25% ownership interest. Equity income for 2010 and 2009 includes after-tax restructuring charges of $38 and $46, respectively, primarily reflecting employee-related costs as part of Fuji Xerox’s continued cost-reduction actions to improve its competitive position.

Condensed financial data of Fuji Xerox for the three calendar years ended December 31, 2010 was as follows:

	2010	2009	2008
Summary of Operations
Revenues	$11,276	$9,998	$11,190
Costs and expenses	10,659	9,781	10,451

Income before income taxes	617	217	739
Income tax expense	291	67	287

Net Income	326	150	452
Less: Net income - noncontrolling interests	5	1	7

Net Income - Fuji Xerox	$321	$149	$445

Balance Sheet
Assets:
Current assets	$4,884	$4,111	$4,734
Long-term assets	5,978	5,457	5,470

Total Assets	$10,862	$9,568	$10,204

Liabilities and Equity:
Current liabilities	$3,534	$2,643	$3,534
Long-term debt	1,260	1,368	996
Other long-term liabilities	707	1,104	1,095
Noncontrolling interests	22	19	23
Fuji Xerox shareholders’ equity	5,339	4,434	4,556

Total Liabilities and Equity	$10,862	$9,568	$10,204

Xerox 2010 Annual Report  66

Yen/U.S. Dollar exchange rates used to translate are as follows:

	Exchange Basis	2010	2009	2008
Summary of Operations	Weighted Average Rate	87.64	93.51	103.31
Balance Sheet	Year-End Rate	81.66	92.46	90.28

Transactions with Fuji Xerox

We receive dividends from Fuji Xerox, which are reflected as a reduction in our investment. Additionally, we have a Technology Agreement with Fuji Xerox whereby we receive royalty payments for their use of our Xerox brand trademark, as well as rights to access their patent portfolio in exchange for access to our patent portfolio. These payments are included in Service, outsourcing and rental revenues in the Consolidated Statements of Income. We also have arrangements with Fuji Xerox whereby we purchase inventory from and sell inventory to Fuji Xerox. Pricing of the transactions under these arrangements is based upon terms the Company believes to be conducted at arm’s length. Our purchase commitments with Fuji Xerox are in the normal course of business and typically have a lead time of three months. In addition, we pay Fuji Xerox and they pay us for unique research and development costs.

Transactions with Fuji Xerox for the three years ended December 31, 2010 were as follows:

	2010	2009	2008
Dividends received from Fuji Xerox	$36	$10	$56
Royalty revenue earned	116	106	112
Inventory purchases from Fuji Xerox	2,098	1,590	2,150
Inventory sales to Fuji Xerox	147	133	162
R&D payments received from Fuji Xerox	1	3	5
R&D payments paid to Fuji Xerox	30	33	34

As of December 31, 2010 and 2009, net amounts due to Fuji Xerox were $109 and $114, respectively.

Note 8 – Goodwill and Intangible Assets, Net

Goodwill

In 2010, as a result of our acquisition of ACS, we realigned our internal reporting structure (see Note 2 – Segments for additional information). Our December 31, 2010 goodwill balance was reallocated to properly reflect our new segments and to align goodwill to the reporting units benefiting from the synergies of our acquisitions.

Xerox 2010 Annual Report  67

The following table presents the changes in the carrying amount of goodwill, by reportable segment, for the three years ended December 31, 2010:

	Technology	Services	Other	Total
Balance at December 31, 2007	$2,317	$1,122	$9	$3,448
Foreign currency translation	(200)	(193)	(2)	(395)
Acquisition of Veenman B.V.	44	—	—	44
GIS acquisitions	73	—	—	73
Purchase Price allocation adjustment – GIS	12	—	—	12

Balance at December 31, 2008	$2,246	$929	$7	$3,182
Foreign currency translation	61	60	1	122
GIS acquisitions	118	—	—	118

Balance at December 31, 2009	$2,425	$989	$8	$3,422
Foreign currency translation	(25)	(22)	—	(47)
Acquisition of Affiliated Computer Services, Inc. (“ACS”)	—	5,127	—	5,127
ACS acquisitions	—	124	—	124
GIS acquisitions	11	—	—	11
Acquisition of Irish Business Systems, Ltd.	14	—	—	14
Other	—	(2)	—	(2)

Balance at December 31, 2010	$2,425	$6,216	$8	$8,649

Intangible Assets, Net

Intangible assets primarily relate to the Services operating segment. Intangible assets were comprised of the following as of December 31, 2010 and 2009:

		December 31, 2010			December 31, 2009
	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Customer base	12 years	$3,487	$464	$3,023	$525	$198	$327
Distribution network	25 years	123	54	69	123	49	74
Trademarks(1)	15 years	325	59	266	210	25	185
Technology, patents and non-compete(1)	6 years	47	34	13	40	28	12

Total Intangible Assets		$3,982	$611	$3,371	$898	$300	$598

(1)	Includes $10 and $5 of non-amortizable assets within trademarks and technology, respectively, related to the 2010 acquisition of ACS.

Amortization expense related to intangible assets was $316, $64, and $58 for the years ended December 31, 2010, 2009 and 2008, respectively. Excluding the impact of additional acquisitions, amortization expense is expected to approximate $345 in 2011; $335 in 2012 and 2013 and $312 in 2014 and 2015.

Xerox 2010 Annual Report  68

Note 9 – Restructuring and Asset Impairment Charges

The net restructuring and asset impairment charges (credits) in the Consolidated Statements of Income totaled $483, $(8) and $429 in 2010, 2009 and 2008, respectively. Detailed information related to restructuring program activity during the three years ended December 31, 2010 is outlined below:

Restructuring Activity	Severance and Related Costs	Lease Cancellation and Other Costs	Asset Impairments(1)	Total
Balance December 31, 2007	$71	$38	$—	$109
Restructuring provision	363	20	53	436
Reversals of prior accruals	(6)	(1)	—	(7)

Net current year charges(2)	357	19	53	429
Charges against reserve and currency	(108)	(25)	(53)	(186)

Balance December 31, 2008	320	32	—	352
Restructuring provision	28	9	—	37
Reversals of prior accruals	(39)	(6)	—	(45)

Net current year charges(2)	(11)	3	—	(8)
Charges against reserve and currency	(255)	(15)	—	(270)

Balance December 31, 2009	54	20	—	74
Restructuring provision	470	28	26	524
Reversals of prior accruals	(32)	(9)	—	(41)

Net current year charges(2)	438	19	26	483
Charges against reserve and currency	(194)	(14)	(26)	(234)

Balance December 31, 2010	$298	$25	$—	$323

(1)	Charges associated with asset impairments represent the write-down of the related assets to their new cost basis and are recorded concurrently with the recognition of the provision.
(2)	Represents amount recognized within the Consolidated Statements of Income for the years shown.

The following table summarizes the reconciliation to the Consolidated Statements of Cash Flows for the three years ended December 31, 2010:

	2010	2009	2008
Charges to reserve	$(234)	$(270)	$(186)
Asset impairments	26	—	53
Effects of foreign currency and other non-cash items	(5)	—	2

Cash Payments for Restructurings	$(213)	$(270)	$(131)

The following table summarizes the total amount of costs incurred in connection with these restructuring programs by segment for the three years ended December 31, 2010:

	2010	2009	2008
Technology	$325	$(5)	$288
Services	104	(2)	85
Other	54	(1)	56

Total Net Restructuring Charges	$483	$(8)	$429

Xerox 2010 Annual Report  69

Over the past several years, we have engaged in a series of restructuring programs related to downsizing our employee base, exiting certain activities, outsourcing certain internal functions and engaging in other actions designed to reduce our cost structure and improve productivity. These initiatives primarily include severance actions and impact all major geographies and segments. Management continues to evaluate our business and, therefore, in future years, there may be additional provisions for new plan initiatives, as well as changes in estimates to amounts previously recorded, as payments are made or actions are completed. However, we do not expect that there will be significant new restructuring initiatives in 2011. Asset impairment charges were also incurred in connection with these restructuring actions for those assets made obsolete as a result of these programs.

2010 Activity

During 2010, we recorded $483 of net restructuring and asset impairment charges, which included the following:

•

$470 of severance costs related to headcount reductions of approximately 9,000 employees. The costs associated with these actions applied about equally to North America and Europe, with approximately 20% related to our developing market countries. Approximately 50% of the costs were focused on gross margin improvements, 40% on SAG and 10% on the optimization of RD&E investments and impacted the following functional areas:

–	Services
–	Supply chain and manufacturing
–	Back office administration
–	Development and engineering costs.
•	$28 for lease termination costs primarily reflecting the continued rationalization and optimization of our worldwide operating locations, particularly in light of our recent acquisition of ACS.
•

$19 loss associated with the sale of our Venezuelan subsidiary. The loss primarily reflects the write-off of our Venezuelan net assets including working capital and long-lived assets. We will continue to sell equipment, parts and supplies to the acquiring company through a distribution arrangement but will no longer have any direct or local operations in Venezuela. The sale of our operations and change in business model follows a decision by management in the fourth quarter of 2010 to reduce the Company’s future exposure and risk associated with operating in this unpredictable economy.

The above charges were partially offset by $41 of net reversals for changes in estimated reserves from prior period initiatives.

The restructuring reserve balance as of December 31, 2010, for all programs was $323, of which approximately $309 is expected to be spent over the next twelve months.

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

Xerox 2010 Annual Report  70

Note 10 – Supplementary Financial Information

The components of other current assets and other current liabilities at December 31, 2010 and 2009 were as follows:

	2010	2009
Other Current Assets
Deferred taxes and income taxes receivable	$345	$328
Royalties, license fees and software maintenance	155	23
Restricted cash	91	31
Prepaid expenses	133	86
Derivative instruments	45	16
Deferred purchase price from sale of receivables	90	—
Advances and deposits	23	19
Other	244	205

Total Other Current Assets	$1,126	$708

Other Current Liabilities
Deferred taxes and income taxes payable	$59	$68
Other taxes payable	177	161
Interest payable	122	114
Restructuring reserves	309	64
Derivative instruments	19	15
Product warranties	17	19
Dividends payable	74	41
Distributor and reseller rebates/commissions	105	127
Other	925	517

Total Other Current Liabilities	$1,807	$1,126

The components of other long-term assets and other long-term liabilities at December 31, 2010 and 2009 were as follows:

	2010	2009
Other Long-term Assets
Prepaid pension costs	$92	$155
Net investment in discontinued operations (1)	224	240
Internal use software, net	468	354
Product software, net	145	10
Restricted cash	280	258
Debt issuance costs, net	42	62
Customer contract costs, net	134	—
Derivative instruments	11	10
Other	378	231

Total Other Long-term Assets	$1,774	$1,320

Other Long-term Liabilities
Deferred and other tax liabilities	$200	$167
Derivative instruments	—	9
Environmental reserves	20	23
Unearned income	36	—
Restructuring reserves	14	10
Other	527	363

Total Other Long-term Liabilities	$797	$572

(1)	At December 31, 2010, our net investment in discontinued operations primarily consists of a $245 performance-based instrument relating to the 1997 sale of The Resolution Group (“TRG”) net of remaining net liabilities associated with our discontinued operations of $21. The recovery of the performance-based instrument is dependent on the sufficiency of TRG’s available cash flows, as guaranteed by TRG’s ultimate parent, which are expected to be recovered in annual cash distributions through 2017.

Xerox 2010 Annual Report  71

Note 11 – Debt

Short-term borrowings at December 31, 2010 and 2009 were as follows:

	2010	2009
Commercial paper	$300	$—
Current maturities of long-term debt	1,070	988

Total Short-term Debt	$1,370	$988

The weighted-average interest rate for commercial paper at December 31, 2010, including issuance costs, was 1.02 percent and had maturities ranging from 18 to 32 days.

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

Xerox 2010 Annual Report  72

Long-term debt at December 31, 2010 and 2009 was as follows:

	Weighted Average Interest Rates at December 31, 2010(2)	2010	2009
Xerox Corporation
Senior Notes due 2010	—%	$—	$700
Notes due 2011	0.09%	1	1
Notes due 2011	—%	—	50
Senior Notes due 2011	6.59%	750	750
Senior Notes due 2012	5.59%	1,100	1,100
Senior Notes due 2013	5.65%	400	400
Senior Notes due 2013	—%	—	550
Convertible Notes due 2014	9.00%	19	19
Senior Notes due 2014	8.25%	750	750
Senior Notes due 2015	4.29%	1,000	1,000
Notes due 2016	7.20%	250	250
Senior Notes due 2016	6.48%	700	700
Senior Notes due 2017	6.83%	500	500
Senior Notes due 2018	6.37%	1,000	1,000
Senior Notes due 2019	5.66%	650	650
Zero Coupon Notes due 2023	5.41%	283	267
Senior Notes due 2039	6.78%	350	350

Subtotal		$7,753	$9,037

Xerox Credit Corporation
Notes due 2013	—%	—	10
Notes due 2014	—%	—	50

Subtotal		—	60

ACS
Notes due 2015	4.25%	250	—
Borrowings secured by other assets	6.62%	71	—

Subtotal		321	—

Other U.S. Operations
Borrowings secured by finance receivables	—%	—	2
Borrowings secured by other assets	12.39%	4	5

Subtotal		4	7

Total U.S. Operations		8,078	9,104

International Operations
Other debt due 2011-2013	0.86%	2	18

Total International Operations		2	18

Principal Debt Balance		8,080	9,122
Unamortized discount		(1)	(11)
Fair value adjustments (1)		228	153
Less: current maturities		(1,070)	(988)

Total Long-term Debt		$7,237	$8,276

(1)	Fair value adjustments represent changes in the fair value of hedged debt obligations attributable to movements in benchmark interest rates. Hedge accounting requires hedged debt instruments to be reported at an amount equal to the sum of their carrying value (principal value plus/minus premiums/discounts) and any fair value adjustment.
(2)	Represents weighted average effective interest rate which includes the effect of discounts and premiums on issued debt.

Scheduled principal payments due on our long-term debt for the next five years and thereafter are as follows:

2011		2012	2013	2014	2015	Thereafter	Total
$1,070	(1)	$1,126	$412	$771	$1,251	$3,450	$ 8,080

(1)	Quarterly total debt maturities for 2011 are $11, $9, $1,041 and $9 for the first, second, third and fourth quarters, respectively.

Xerox 2010 Annual Report  73

Commercial Paper

In October 2010, Xerox’s Board of Directors authorized the company to issue commercial paper (“CP”). Aggregate CP and Credit Facility borrowings may not exceed $2 billion outstanding at any time. Under the company’s current private placement CP program, we may issue CP up to a maximum amount of $1.0 billion outstanding at any time. The maturities of the CP Notes will vary, but may not exceed 390 days from the date of issue. The CP Notes are sold at a discount from par or, alternatively, sold at par and bear interest at market rates.

Credit Facility

The Credit Facility is a $2.0 billion unsecured revolving credit facility including a $300 letter of credit subfacility. At December 31, 2010 we had no outstanding borrowings or letters of credit. Approximately $1.8 billion, or 90% of the Credit Facility, has a maturity date of April 30, 2013. The remaining portion of the Credit Facility has a maturity date of April 30, 2012.

The Credit Facility is available, without sublimit, to certain of our qualifying subsidiaries and includes provisions that would allow us to increase the overall size of the Credit Facility up to an aggregate amount of $2.5 billion. Our obligations under the Credit Facility are unsecured and are not currently guaranteed by any of our subsidiaries. Any domestic subsidiary that guarantees more than $100 of Xerox Corporation debt must also guaranty our obligations under the Credit Facility. In the event that any of our subsidiaries borrows under the Credit Facility, its borrowings thereunder would be guaranteed by us.

Borrowings under the Credit Facility bear interest at our choice, at either (a) a Base Rate as defined in our Credit Facility agreement, plus an all-in spread that varies between 1.5% and 3.5% depending on our credit rating at the time of borrowing, or (b) LIBOR plus an all-in spread that varies between 2.5% and 4.5% depending on our credit rating at the time of borrowing. Based on our credit rating as of December 31, 2010, the applicable all-in spreads for the Base Rate and LIBOR borrowing were 2.5% and 3.5%, respectively.

The Credit Facility contains various conditions to borrowing and affirmative, negative and financial maintenance covenants. Certain of the more significant covenants are summarized below:

(a)	Maximum leverage ratio (a quarterly test that is calculated as principal debt divided by consolidated EBITDA, as defined) of 3.75x.
(b)	Minimum interest coverage ratio (a quarterly test that is calculated as consolidated EBITDA divided by consolidated interest expense) may not be less than 3.00x.
(c)	Limitations on (i) liens of Xerox and certain of our subsidiaries securing debt, (ii) certain fundamental changes to corporate structure, (iii) changes in nature of business and (iv) limitations on debt incurred by certain subsidiaries.

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

Capital Market Activity

During 2010, we redeemed the following Notes prior to their scheduled maturity:

•	7.625% Senior Notes due in 2013 for $550;
•	6.00% Medium-term Notes due 2011 for $25;
•	7.41% Medium-term Notes due 2011 for $25;
•	6.50% Medium-term Notes due 2013 for $10;
•	6.00% Medium-term Notes due 2014 for $25; and
•	6.125% Medium-term Notes due 2014 for $25.

We incurred a loss on extinguishment of approximately $16, representing the call premium of approximately $7 on the Senior Notes as well as the write-off of unamortized debt costs of $9.

Interest

Interest paid on our short-term debt, long-term debt and liability to subsidiary trust issuing preferred securities amounted to $586, $531 and $527 for the years ended December 31, 2010, 2009 and 2008, respectively.

Xerox 2010 Annual Report  74

Interest expense and interest income for the three years ended December 31, 2010 was as follows:

	2010	2009	2008
Interest expense (1)	$592	$527	$567
Interest income (2)	679	734	833

(1)	Includes Equipment financing interest expense, as well as non-financing interest expense included in Other expenses, net in the Consolidated Statements of Income.
(2)	Includes Finance income, as well as other interest income that is included in Other expenses, net in the Consolidated Statements of Income.

Equipment financing interest is determined based on an estimated cost of funds, applied against the estimated level of debt required to support our net finance receivables. The estimated cost of funds is based on our overall corporate cost of borrowing adjusted to reflect a rate that would be paid by a typical BBB rated leasing company. The estimated level of debt is based on an assumed 7 to 1 leverage ratio of debt/equity as compared to our average finance receivable balance during the applicable period.

Net (payments) proceeds on debt other than secured borrowings as shown on the Consolidated Statements of Cash Flows for the three years ended December 31, 2010 was as follows:

	2010	2009	2008
Net proceeds (payments) on short-term debt	$300	$(61)	$(38)
Net payments on Credit Facility	—	(246)	(354)
Net proceeds from issuance of long-term debt	—	2,725	1,650
Net payments on long-term debt	(3,357)	(1,495)	(332)

Net (Payments) Proceeds on Other Debt	$(3,057)	$923	$926

Note 12 – Liability to Subsidiary Trust Issuing Preferred Securities

The Liability to Subsidiary Trust Issuing Preferred Securities included in our Consolidated Balance Sheets of $650 and $649 as of December 31, 2010 and 2009, respectively, reflects our obligations to Xerox Capital Trust I (“Trust I”) as a result of their loans to us from proceeds related to their issuance of preferred securities. This subsidiary is not consolidated in our financial statements because we are not the primary beneficiary of the trust.

In 1997, Trust I issued 650 thousand of 8.0% preferred securities (the “Preferred Securities”) to investors for $644 ($650 liquidation value) and 20,103 shares of common securities to us for $20. With the proceeds from these securities, Trust I purchased $670 principal amount of 8.0% Junior Subordinated Debentures due 2027 of the Company (“the Debentures”). The Debentures represent all of the assets of Trust I. On a consolidated basis, we received net proceeds of $637 which was net of fees and discounts of $13. Interest expense, together with the amortization of debt issuance costs and discounts, was $54 in 2010, 2009 and 2008. We have guaranteed, on a subordinated basis, distributions and other payments due on the Preferred Securities. The guarantee, our obligations under the Debentures, the indenture pursuant to which the Debentures were issued and our obligations under the Amended and Restated Declaration of Trust governing the trust, taken together, provide a full and unconditional guarantee of amounts due on the Preferred Securities. The Preferred Securities accrue and pay cash distributions semiannually at a rate of 8% per year of the stated liquidation amount of one thousand dollars per Preferred Security. The Preferred Securities are mandatorily redeemable upon the maturity of the Debentures on February 1, 2027, or earlier to the extent of any redemption by us of any Debentures. The redemption price in either such case will be one thousand dollars per share plus accrued and unpaid distributions to the date fixed for redemption.

Note 13 – Financial Instruments

We are exposed to market risk from changes in foreign currency exchange rates and interest rates, which could affect operating results, financial position and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. These derivative financial instruments are utilized to hedge economic exposures, as well as to reduce earnings and cash flow volatility resulting from shifts in market rates. We enter into limited types of derivative contracts, including interest rate swap agreements, foreign currency spot, forward and swap contracts and net purchased foreign currency options to manage interest rate and foreign currency exposures. Our primary foreign currency market exposures include the Japanese Yen, Euro and U.K. Pound Sterling. The fair market values of all our derivative contracts change with fluctuations in interest rates and/or currency exchange rates and are designed so that any changes in their values are offset by changes in the values of the underlying exposures. Derivative financial instruments are held solely as risk management tools and not for trading or speculative purposes. The related cash flow impacts of all of our derivative activities are reflected as cash flows from operating activities.

Xerox 2010 Annual Report  75

We do not believe there is significant risk of loss in the event of non-performance by the counterparties associated with our derivative instruments because these transactions are executed with a diversified group of major financial institutions. Further, our policy is to deal with counterparties having a minimum investment grade or better credit rating. Credit risk is managed through the continuous monitoring of exposures to such counterparties.

Interest Rate Risk Management

We use interest rate swap agreements to manage our interest rate exposure and to achieve a desired proportion of variable and fixed rate debt. These derivatives may be designated as fair value hedges or cash flow hedges depending on the nature of the risk being hedged.

Fair Value Hedges

As of December 31, 2010 and 2009, pay variable/receive fixed interest rate swaps with notional amounts of $950 and $2,350 and net asset fair value of $11 and $1, respectively, were designated and accounted for as fair value hedges. No ineffective portion was recorded to earnings during 2010, 2009, or 2008.

The following is a summary of our fair value hedges at December 31, 2010:

Debt Instrument	Year First Designated as Hedge	Notional Amount	Net Fair Value	Weighted Average Interest Rate Paid	Interest Rate Received	Basis	Maturity
Senior Notes due 2013	2010	$400	$—	4.71%	5.65%	Libor	2013
Senior Notes due 2014	2009	450	10	6.19%	8.25%	Libor	2014
Senior Notes due 2016	2010	100	1	3.96%	6.40%	Libor	2016

Total Fair Value Hedges		$950	$11

Terminated Swaps

During the period from 2004 to 2010, we terminated early several interest rate swaps that were designated as fair value hedges of certain debt instruments. The associated net fair value adjustments to the debt instruments are being amortized to interest expense over the remaining term of the related notes. In 2010, 2009 and 2008, the amortization of these fair value adjustments reduced interest expense by $28, $17 and $12, respectively, and we expect to record a net decrease in interest expense of $199 in future years through 2027.

Foreign Exchange Risk Management

We are exposed to foreign currency exchange rate fluctuations in the normal course of business. As a part of our foreign exchange risk management strategy, we use derivative instruments, primarily forward contracts and purchase option contracts, to hedge the following foreign currency exposures, thereby reducing volatility of earnings and protecting fair values of assets and liabilities:

•	Foreign currency-denominated assets and liabilities

•	Forecasted purchases and sales in foreign currency

Xerox 2010 Annual Report  76

Summary of Foreign Exchange Hedging Positions

At December 31, 2010, we had outstanding forward exchange and purchased option contracts with gross notional values of $2,968 which is reflective of the amounts that are normally outstanding at any point during the year. These contracts generally mature in 12 months or less.

The following is a summary of the primary hedging positions and corresponding fair values held as of December 31, 2010:

Currency Hedged (Buy/Sell)	Gross Notional Value	Fair Value Asset (Liability) (1)
U.K. Pound Sterling/Euro	$217	$(1)
Euro/U.S. Dollar	370	(3)
U.S. Dollar/Euro	585	9
Swedish Kronor/Euro	93	2
Swiss Franc/Euro	194	8
Japanese Yen/U.S. Dollar	397	8
Japanese Yen/Euro	367	11
Euro/U.K. Pound Sterling	211	1
U.K. Pound Sterling/Swiss Franc	74	(7)
Danish Krone/Euro	57	—
Mexican Peso/U.S. Dollar	52	—
All Other	351	(2)

Total Foreign Exchange Hedging	$2,968	$26

(1)	Represents the net receivable (payable) amount included in the Consolidated Balance Sheet at December 31, 2010.

Foreign Currency Cash Flow Hedges

We designate a portion of our foreign currency derivative contracts as cash flow hedges of our foreign currency-denominated inventory purchases, sales and expenses. No amount of ineffectiveness was recorded in the Consolidated Statements of Income for these designated cash flow hedges and all components of each derivative’s gain or loss was included in the assessment of hedge effectiveness. As of December 31, 2010, the net asset fair value of these contracts was $18.

Xerox 2010 Annual Report  77

Summary of Derivative Instruments Fair Values

The following table provides a summary of the fair value amounts of derivative instruments at December 31, 2010 and 2009, respectively.

		Fair Value
Designation of Derivatives	Balance Sheet Location	2010	2009

Derivatives Designated as Hedging Instruments

Foreign exchange contracts - forwards	Other current assets	$19	$4
	Other current liabilities	(1)	(3)
Interest rate swaps	Other long-term assets	11	10
	Other long-term liabilities	—	(9)

	Net Designated Assets	$29	$2

Derivatives NOT Designated as Hedging Instruments

Foreign exchange contracts - forwards	Other current assets	$26	$12
	Other current liabilities	(18)	(12)

	Net Undesignated Assets	$8	$—

Summary of Derivatives	Total Derivative Assets	$56	$26
	Total Derivative Liabilities	(19)	(24)

	Net Derivative Asset	$37	$2

Summary of Derivative Instruments Gains (Losses)

Derivative gains and losses affect the income statement based on whether such derivatives are designated as hedges of underlying exposures. The following is a summary of derivative gains and losses.

Designated Derivative Instruments Gains (Losses)

The following table provides a summary of the gains and losses on designated derivative instruments for the three years ended December 31, 2010:

Derivatives in Fair Value Hedging Relationships	Location of Gain (Loss) Recognized In Income	Derivative Gain (Loss) Recognized in Income			Hedged Item Gain (Loss) Recognized in Income
		2010	2009	2008	2010	2009	2008
Interest rate contracts	Interest expense	$99	$(18)	$206	$(99)	$18	$(206)

Xerox 2010 Annual Report  78

Derivatives in Cash Flow Hedging Relationships	Derivative Gain (Loss) Recognized in OCI (Effective Portion)			Location of Derivative Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Gain (Loss) Reclassified from AOCI to Income (Effective Portion)
	2010	2009	2008		2010	2009	2008
Interest rate contracts	$—	$—	$(2)	Interest expense	$—	$—	$—
Foreign exchange contracts – forwards	46	(1)	4	Cost of sales	28	2	2

Total Cash Flow Hedges	$46	$(1)	$2		$28	$2	$2

No amount of ineffectiveness was recorded in the Consolidated Statements of Income for these designated cash flow hedges and all components of each derivative’s gain or loss was included in the assessment of hedge effectiveness.

Non-Designated Derivative Instruments Gains (Losses)

Non-designated derivative instruments are primarily instruments used to hedge foreign currency denominated assets and liabilities. They are not designated as hedges because there is a natural offset for the re-measurement of the underlying foreign currency denominated asset or liability.

The following table provides a summary of gains (losses) on non-designated derivative instruments for the three years ended December 31, 2010:

Derivatives NOT Designated as Hedging Instruments	Location of Derivative Gain (Loss)	2010	2009	2008
Foreign exchange contracts	Other expense – Currency losses, net	$113	$49	$(147)

During the three years ended December 31, 2010, we recorded total Currency losses, net of $11, $26 and $34, respectively. Currency losses, net includes the mark-to-market of the derivatives not designated as hedging instruments and the related cost of those derivatives, as well as the re-measurement of foreign currency denominated assets and liabilities.

Accumulated Other Comprehensive Loss (“AOCL”)

The following table provides a summary of the activity associated with all of our designated cash flow hedges (interest rate and foreign currency) reflected in AOCL for the three years ended December 31, 2010:

	2010	2009	2008
Beginning cash flow hedges balance, net of tax	$1	$—	$—
Changes in fair value gain (loss)	31	(1)	1
Reclass to earnings	(18)	2	(1)

Ending Cash Flow Hedges Balance, Net of Tax	$14	$1	$—

Xerox 2010 Annual Report  79

Note 14 – Fair Value of Financial Assets and Liabilities

The following table represents our assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009 and the basis for that measurement:

	Total Fair Value Measurement December 31, 2010	Quoted Prices in Active Markets for Identical Asset (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign exchange contracts-forwards	$45	$—	$45	$—
Interest rate swaps	11	—	11	—
Deferred compensation investments in cash surrender life insurance	70	—	70	—
Deferred compensation investments in mutual funds	22	—	22	—

Total	$148	$—	$148	$—

Liabilities:
Foreign exchange contracts-forwards	$19	$—	$19	$—
Deferred compensation plan liabilities	98	—	98	—

Total	$117	$—	$117	$—

	Total Fair Value Measurement December 31, 2009	Quoted Prices in Active Markets for Identical Asset (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign exchange contracts- forwards	$16	$—	$16	$—
Interest rate swaps	10	—	10	—

Total	$26	$—	$26	$—

Liabilities:
Foreign exchange contracts- forwards	$15	$—	$15	$—
Interest rate swaps	9	—	9	—

Total	$24	$—	$24	$—

We utilized the income approach to measure fair value for our derivative assets and liabilities. The income approach uses pricing models that rely on market observable inputs such as yield curves, currency exchange rates and forward prices, and therefore are classified as Level 2.

Fair value for our deferred compensation plan investments in Company-owned life insurance is reflected at cash surrender value. Fair value for our deferred compensation plan investments in mutual funds is based on quoted market prices for actively traded investments similar to those held by the plan. Fair value for deferred compensation plan liabilities is based on the fair value of investments corresponding to employees’ investment selections, based on quoted prices for similar assets in actively traded markets.

Xerox 2010 Annual Report  80

Summary of Other Financial Assets & Liabilities Not Measured at Fair Value on a Recurring Basis

The estimated fair values of our other financial assets and liabilities not measured at fair value on a recurring basis at December 31, 2010 and 2009 were as follows:

	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$1,211	$1,211	$3,799	$3,799
Accounts receivable, net	2,826	2,826	1,702	1,702
Short-term debt	1,370	1,396	988	1,004
Long-term debt	7,237	7,742	8,276	8,569
Liability to subsidiary trust issuing preferred securities	650	670	649	663

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

Note 15 – Employee Benefit Plans

We sponsor numerous pension and other post-retirement benefit plans, primarily retiree health, in our domestic and international operations. December 31 is the measurement date for all of our other post-retirement benefit plans.

	Pension Benefits		Retiree Health
	2010	2009	2010	2009
Change in Benefit Obligation:
Benefit obligation, January 1	$9,194	$8,495	$1,102	$1,002
Service cost	178	173	8	7
Interest cost	575	508	54	60
Plan participants’ contributions	11	9	26	36
Plan amendments(3)	(19)	4	(86)	1
Actuarial loss (gain)	477	209	13	124
Acquisitions(2)	140	1	1	—
Currency exchange rate changes	(154)	373	6	15
Curtailments	(1)	—	—	—
Benefits paid/settlements	(670)	(578)	(118)	(143)

Benefit obligation, December 31	9,731	9,194	1,006	1,102

Change in Plan Assets:
Fair value of plan assets, January 1	7,561	6,923	—	—
Actual return on plan assets	846	720	—	—
Employer contribution	237	122	92	107
Plan participants’ contributions	11	9	26	36
Acquisitions(3)	107	—	—	—
Currency exchange rate changes	(144)	349	—	—
Benefits paid/settlements	(669)	(578)	(118)	(143)
Other	(9)	16	—	—

Fair value of plan assets, December 31	7,940	7,561	—	—

Net funded status at December 31(1)	$(1,791)	$(1,633)	$(1,006)	$(1,102)

Amounts recognized in the Consolidated Balance Sheets:
Other long-term assets	$92	$155	$—	$—
Accrued compensation and benefit costs	(44)	(47)	(86)	(103)
Pension and other benefit liabilities	(1,839)	(1,741)	—	—
Post-retirement medical benefits	—	—	(920)	(999)

Net Amounts Recognized	$(1,791)	$(1,633)	$(1,006)	$(1,102)

(1)	Includes under-funded and non-funded plans.
(2)	Primarily ACS’s acquired balances.
(3)	Refer to the “Plan Amendment” section for additional information.

Xerox 2010 Annual Report  81

Benefit plans pre-tax amounts recognized in AOCL:

	Pension Benefits		Retiree Health
	2010	2009	2010	2009
Net actuarial loss (gain)	$1,867	$1,834	$54	$40
Prior service (credit) cost	(167)	(169)	(200)	(144)

Total Pre-tax Loss (Gain)	$1,700	$1,665	$(146)	$(104)

The Accumulated benefit obligation for all defined benefit pension plans was $9,256 and $8,337 at December 31, 2010 and 2009, respectively.

Aggregate information for pension plans with an Accumulated benefit obligation in excess of plan assets is presented below:

	2010	2009
Projected benefit obligation	$5,726	$5,134
Accumulated benefit obligation	5,533	4,864
Fair value of plan assets	3,883	3,697

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

	Pension Benefits			Retiree Health
	2010	2009	2008	2010	2009	2008
Components of Net Periodic Benefit Cost:
Service cost	$178	$173	$209	$8	$7	$14
Interest cost (1)	575	508	(5)	54	60	84
Expected return on plan assets (2)	(570)	(523)	(80)	—	—	—
Recognized net actuarial loss	71	25	36	—	—	—
Amortization of prior service credit	(22)	(21)	(20)	(30)	(41)	(21)
Recognized settlement loss	72	70	34	—	—	—

Defined Benefit Plans	304	232	174	32	26	77
Defined contribution plans	51	38	80	—	—	—

Total Net Periodic Benefit Costs	355	270	254	32	26	77

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:
Net actuarial loss (gain) (3)	$198	$8	$1,062	$13	$126	$(244)
Prior service cost (credit) (4)	(19)	—	1	(86)	1	(219)
Amortization of net actuarial (loss) gain	(143)	(95)	(70)	—	—	—
Amortization of prior service (cost) credit	22	21	20	30	41	21

Total Recognized in Other Comprehensive Income	58	(66)	1,013	(43)	168	(442)

Total Recognized in Net Periodic Benefit Cost and Other Comprehensive Income	$413	$204	$1,267	$(11)	$194	$(365)

(1)	Interest cost includes interest expense on non-TRA obligations of $381, $390 and $408 and interest expense (income) directly allocated to TRA participant accounts of $194, $118 and $(413) for the years ended December 31, 2010, 2009 and 2008, respectively.
(2)	Expected return on plan assets includes expected investment income on non-TRA assets of $376, $405 and $493 and actual investment income (expense) on TRA assets of $194, $118 and $(413) for the years ended December 31, 2010, 2009 and 2008, respectively.
(3)	Includes adjustments as a result of the plan amendments as well as the actual valuation results based on January 1, 2010 plan census data for the U.S. and Canadian defined benefit plans and the U.S. retiree medical plan. Refer to the “Plan Amendment” section for additional information.
(4)	Refer to “Plan Amendments” for additional information.

Xerox 2010 Annual Report  82

The following table provides a summary of the components of the Net change in benefit plans included within Other comprehensive income as reported in the Consolidated Statement of Shareholders’ Equity

(Expense)/Benefit	2010	2009	2008
Other changes in plan assets and benefit obligations	$(15)	$(102)	$(571)
Income tax	(12)	61	183
Fuji Xerox changes in defined benefit plans(1)	28	(36)	(75)
Currency, net(2)	22	(90)	175
Other, net	—	(2)	2

Net Change in Benefit Plans	$23	$(169)	$(286)

(1)	Represents our share of Fuji Xerox’s benefit plan changes.
(2)	Represents currency impact on cumulative amount of benefit plan net actuarial losses and prior service credits included in AOCL.

The net actuarial loss and prior service credit for the defined benefit pension plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $71 and $(24), respectively. The net actuarial loss and prior service credit for the retiree health benefit plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are zero and $(41), respectively.

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

Xerox 2010 Annual Report  83

Plan Amendments

In 2010, we amended our domestic retiree health benefit plan to eliminate the use of the Retiree Drug Subsidy that the Company receives from Medicare as an offset to retiree contributions. This amendment is effective January 1, 2011. The Company will instead use this subsidy to reduce its retiree healthcare costs. The amendment resulted in a net decrease of $55 to the retiree medical benefit obligation and a corresponding $34 after tax increase to equity. This amendment will reduce 2011 expenses by approximately $13.

In 2010, as a result of a renegotiation of the contract with our largest union, we amended our union pension plan for this population to freeze the final average pay formula of the pension plan effective January 1, 2013 and our union retiree health benefits plan to eliminate a portion of the subsidy currently paid to current and future Medicare-eligible retirees effective January 1, 2011. These amendments are generally consistent with amendments previously made to our salaried employee retirement plans.

In 2009, the U.K. Final Salary Pension Plan was amended to close the plan to future accrual effective January 1, 2014. Benefits earned up to January 1, 2014 will not be affected; therefore, the amendment does not result in a material change to the projected benefit obligation at the re-measurement date, December 31, 2009. The amendment results in substantially all participants becoming inactive; therefore, the amortization period for actuarial gains and losses changes from the average remaining service period of active members (approximately 10 years) to the average remaining life expectancy of all members (approximately 27 years). As of December 31, 2010, the accumulated actuarial losses for our U.K. plan amounted to $707.

In 2008, we amended our domestic retiree health benefit plan to eliminate the subsidy currently paid to current and future Medicare-eligible retirees effective January 1, 2010. The amendment resulted in a net decrease of approximately $225 in the benefit obligation and a corresponding after-tax increase to equity.

Plan Assets

Current Allocation

As of the 2010 and 2009 measurement dates, the global pension plan assets were $7.9 billion and $7.6 billion, respectively. These assets were invested among several asset classes. None of the investments include debt or equity securities of Xerox Corporation.

Xerox 2010 Annual Report  84

The following table presents the defined benefit plans assets measured at fair value at December 31, 2010 and the basis for that measurement:

	Valuation Based On:
Asset Class	Quoted Prices in Active Markets for Identical Asset (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value December 31, 2010	% of Total
Cash and Cash Equivalents	$640	$—	$—	$640	8%

Equity Securities:
U.S. Large Cap	507	54	—	561	7%
U.S. Mid Cap	84	—	—	84	1%
U.S. Small Cap	60	62	—	122	2%
International Developed	1,513	514	—	2,027	26%
Emerging Markets	324	—	—	324	4%
Global Equity	8	25	—	33	—%

Total Equity Securities	2,496	655	—	3,151	40%

Debt Securities:
U.S. Treasury Securities	4	209	—	213	3%
Debt Security Issued by Government Agency	75	1,011	—	1,086	14%
Corporate Bonds	167	1,412	—	1,579	20%
Asset Backed Securities	2	15	—	17	—%

Total Debt Securities	248	2,647	—	2,895	37%

Common/Collective Trust	4	69	—	73	1%

Derivatives:
Interest Rate Contracts	—	123	—	123	2%
Foreign Exchange Contracts	5	(12)	—	(7)	—%
Equity Contracts	—	53	—	53	—%
Credit Contracts	—	—	—	—	—%
Other Contracts	66	3	—	69	1%

Total Derivatives	71	167	—	238	3%

Hedge Funds	—	2	4	6	—%
Real Estate	103	73	275	451	6%
Private Equity/Venture Capital	—	—	308	308	4%
Guaranteed Insurance Contracts	—	—	96	96	1%
Other	7	49	(1)	55	—%

Total Defined Benefit Plans Assets(1)	$3,569	$3,662	$682	$7,913	100%

(1)	Total fair value assets exclude $27 of other net non-financial assets (liabilities) such as due to/from broker, interest receivables and accrued expenses.

Xerox 2010 Annual Report  85

The following table presents the defined benefit plans assets measured at fair value at December 31, 2009 and the basis for that measurement:

	Valuation Based On:
Asset Class	Quoted Prices in Active Markets for Identical Asset (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value December 31, 2009	% of Total
Cash and Cash Equivalents	$748	$—	$—	$748	10%

Equity Securities:
U.S. Large Cap	768	46	—	814	11%
U.S. Mid Cap	31	—	—	31	—%
U.S. Small Cap	90	70	—	160	2%
International Developed	1,292	493	—	1,785	24%
Emerging Markets	299	—	—	299	4%
Global Equity	12	—	—	12	—%

Total Equity Securities	2,492	609	—	3,101	41%

Debt Securities:
U.S. Treasury Securities	4	185	—	189	3%
Debt Security Issued by Government Agency	114	798	—	912	12%
Corporate Bonds	145	1,570	—	1,715	23%
Asset Backed Securities	3	23	—	26	—%

Total Debt Securities	266	2,576	—	2,842	38%

Common/Collective Trust	2	26	—	28	—%

Derivatives:
Interest Rate Contracts	—	52	—	52	—%
Foreign Exchange Contracts	15	(77)	—	(62)	(1)%
Equity Contracts	—	(24)	—	(24)	—%
Credit Contracts	—	(2)	—	(2)	—%
Other Contracts	—	(6)	—	(6)	—%

Total Derivatives	15	(57)	—	(42)	(1)%

Hedge Funds	—	—	4	4	—%
Real Estate	62	119	237	418	6%
Private Equity/Venture Capital	—	—	286	286	4%
Guaranteed Insurance Contracts	—	—	130	130	2%
Other	8	9	—	17	—%

Total Defined Benefit Plans Assets(1)	$3,593	$3,282	$657	$7,532	100%

(1)	Total fair value assets exclude $29 of other net non-financial assets (liabilities) such as due to/from broker, interest receivables and accrued expenses.

Xerox 2010 Annual Report  86

The following table represents a roll-forward of the defined benefit plans assets measured using significant unobservable inputs (Level 3 assets):

	Fair Value Measurement Using Significant Unobservable Inputs (Level 3)
	Hedge Funds	Real Estate	Private Equity/Venture Capital	Guaranteed Insurance Contracts	Other	Total
December 31, 2008	$3	$279	$331	$104	$—	$717
Net payments, purchases and sales	1	5	16	1	—	23
Net transfers in (out)	—	—	—	16	—	16
Realized gains (losses)	—	—	8	3	(1)	10
Unrealized gains (losses)	—	(66)	(69)	2	1	(132)
Currency translation	—	19	—	4	—	23

December 31, 2009	4	237	286	130	—	657

Net payments, purchases and sales	—	7	(8)	(12)	—	(13)
Net transfers in (out)	—	—	—	1	—	1
Realized gains (losses)	—	5	28	(2)	—	31
Unrealized gains (losses)	—	22	—	(2)	—	20
Currency translation	—	(6)	—	(9)	—	(15)
Other	—	10	1	(9)	(1)	1

December 31, 2010	$4	$275	$307	$97	$(1)	$682

Our pension plan assets and benefit obligations at December 31, 2010 were as follows:

(in billions)	Fair Value of Pension Plan Assets	Pension Benefit Obligations	Net Funded Status
U.S.	$3.2	$4.4	$(1.2)
U.K.	2.9	2.9	—
Canada	0.6	0.8	(0.2)
Other	1.2	1.6	(0.4)

Total	$7.9	$9.7	$(1.8)

Xerox 2010 Annual Report  87

Investment Strategy

The target asset allocations for our worldwide plans for 2010 and 2009 were:

	2010	2009
Equity investments	42%	41%
Fixed income investments	45%	45%
Real estate	7%	7%
Private equity	4%	4%
Other	2%	3%

Total Investment Strategy	100%	100%

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

Contributions

2010 contributions for our defined benefit pension plans were $237 and $92 for our retiree health plans. In 2011 we expect, based on current actuarial calculations, to make contributions of approximately $500 to our defined benefit pension plans and approximately $90 to our retiree health benefit plans.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid during the following years:

	Pension Benefits	Retiree Health
2011	$749	$87
2012	647	86
2013	644	85
2014	653	85
2015	668	84
Years 2016-2020	3,473	396

Xerox 2010 Annual Report  88

Assumptions

Weighted-average assumptions used to determine benefit obligations at the plan measurement dates:

	Pension Benefits			Retiree Health
	2010	2009	2008	2010		2009		2008
Discount rate	5.2%	5.7%	6.3%	4.9%		5.4%		6.3%
Rate of compensation increase	3.1%	3.6%	3.9%	—	(1)	—	(1)	—	(1)

(1)	Rate of compensation increase is not applicable to the retiree health benefits as compensation levels do not impact earned benefits.

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

	Pension Benefits				Retiree Health
	2011	2010	2009	2008	2011		2010		2009		2008
Discount rate	5.2%	5.7%	6.3%	5.9%	4.9%		5.4%		6.3%		6.2%
Expected return on plan assets	7.2%	7.3%	7.4%	7.6%	—	(1)	—	(1)	—	(1)	—	(1)
Rate of compensation increase	3.1%	3.6%	3.9%	4.1%	—	(2)	—	(2)	—	(2)	—	(2)

(1)	Expected return on plan assets is not applicable to retiree health benefits as these plans are not funded.
(2)	Rate of compensation increase is not applicable to retiree health benefits as compensation levels do not impact earned benefits.

Assumed health care cost trend rates at December 31,

	2010	2009
Health care cost trend rate assumed for next year	9.0%	9.8%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.9%	4.9%
Year that the rate reaches the ultimate trend rate	2017	2017

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% increase	1% decrease
Effect on total service and interest cost components	$6	$(5)
Effect on post-retirement benefit obligation	82	(68)

Note 16 – Income and Other Taxes

Income (loss) before income taxes for the three years ended December 31, 2010 was as follows:

	2010	2009	2008
Domestic income (loss)	$433	$45	$(622)
Foreign income	382	582	543

Income (Loss) Before Income Taxes	$815	$627	$(79)

Xerox 2010 Annual Report  89

Provisions (benefits) for income taxes for the three years ended December 31, 2010 was as follows:

	2010	2009	2008
Federal income taxes
Current	$153	$(50)	$(26)
Deferred	(17)	109	(285)
Foreign income taxes
Current	59	84	118
Deferred	8	11	4
State income taxes
Current	46	(2)	1
Deferred	7	—	(43)

Total Provision (Benefits)	$256	$152	$(231)

A reconciliation of the U.S. federal statutory income tax rate to the consolidated effective income tax rate for the three years ended December 31, 2010 was as follows:

	2010	2009	2008
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Nondeductible expenses	6.3	3.2	(19.5)
Effect of tax law changes	(0.2)	—	16.1
Change in valuation allowance for deferred tax assets	2.6	(1.7)	(21.0)
State taxes, net of federal benefit	2.0	(0.2)	36.7
Audit and other tax return adjustments	(4.2)	(8.7)	84.4
Tax-exempt income	(0.4)	(0.5)	8.5
Other foreign, including earnings taxed at different rates	(8.1)	(3.7)	148.9
Other	(1.6)	0.8	3.3

Effective Income Tax Rate	31.4%	24.2%	292.4%

On a consolidated basis, we paid a total of $49, $78 and $194 in income taxes to federal, foreign and state jurisdictions during the three years ended December 31, 2010, 2009 and 2008, respectively.

Total income tax expense (benefit) for the three years ended December 31, 2010 was allocated as follows:

	2010	2009	2008
Pre-tax income	$256	$152	$(231)
Common shareholders’ equity:
Changes in defined benefit plans	12	(61)	(183)
Stock option and incentive plans, net	(6)	21	(2)
Translation adjustments and other	11	(13)	10

Total Income Tax Expense (Benefit)	$273	$99	$(406)

Unrecognized Tax Benefits and Audit Resolutions

Due to the extensive geographical scope of our operations, we are subject to ongoing tax examinations in numerous jurisdictions. Accordingly, we may record incremental tax expense based upon the more-likely-than-not outcomes of any uncertain tax positions. In addition, when applicable, we adjust the previously recorded tax expense to reflect examination results when the position is effectively settled. Our ongoing assessments of the more-likely-than-not outcomes of the examinations and related tax positions require judgment and can increase or decrease our effective tax rate, as well as impact our operating results. The specific timing of when the resolution of each tax position will be reached is uncertain. As of December 31, 2010, we do not believe that there are any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

Xerox 2010 Annual Report  90

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009	2008
Balance at January 1	$148	$170	$303
Additions from acquisitions	46	—	—
Additions related to current year	38	6	12
Additions related to prior years positions	24	27	13
Reductions related to prior years positions	(16)	(33)	(65)
Settlements with taxing authorities (1)	(19)	(7)	(28)
Reductions related to lapse of statute of limitations	(35)	(29)	(45)
Currency	—	14	(20)

Balance at December 31	$186	$148	$170

(1)	Majority of settlements did not result in the utilization of cash.

Included in the balances at December 31, 2010, 2009 and 2008 are $39, $67 and $67, respectively, of tax positions that are highly certain of realizability but for which there is uncertainty about the timing or may be reduced through an indirect benefit from other taxing jurisdictions. Because of the impact of deferred tax accounting, other than for the possible incurrence of interest and penalties, the disallowance of these positions would not affect the annual effective tax rate.

We have filed claims in certain jurisdictions to assert our position should the law be clarified by judicial means. At this point in time, we believe it is unlikely that we will receive any benefit from these types of claims but we will continue to analyze as the issues develop. Accordingly, we have not included any benefit for these types of claims in the amount of unrecognized tax benefits.

We recognized interest and penalties accrued on unrecognized tax benefits, as well as interest received from favorable settlements within income tax expense. We had $31, $13 and $22 accrued for the payment of interest and penalties associated with unrecognized tax benefits at December 31, 2010, 2009 and 2008, respectively.

We file income tax returns in the U.S. federal jurisdiction and various foreign jurisdictions. In the U.S., with the exception of ACS, we are no longer subject to U.S. federal income tax examinations for years before 2007. ACS is no longer subject to such examinations for years before 2004. With respect to our major foreign jurisdictions, we are no longer subject to tax examinations by tax authorities for years before 2000.

Deferred Income Taxes

In substantially all instances, deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries and other foreign investments carried at equity. The amount of such earnings at December 31, 2010 was approximately $7 billion. These earnings have been indefinitely reinvested and we currently do not plan to initiate any action that would precipitate the payment of income taxes thereon. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings. Our 2001 sale of half of our ownership interest in Fuji Xerox resulted in our investment no longer qualifying as a foreign corporate joint venture. Accordingly, deferred taxes are required to be provided on the undistributed earnings of Fuji Xerox, arising subsequent to such date, as we no longer have the ability to ensure indefinite reinvestment.

Xerox 2010 Annual Report  91

The tax effects of temporary differences that give rise to significant portions of the deferred taxes at December 31, 2010 and 2009 were as follows:

	2010	2009
Deferred Tax Assets:
Research and development	$855	$752
Post-retirement medical benefits	373	421
Depreciation	200	246
Net operating losses	634	576
Other operating reserves	172	261
Tax credit carryforwards	409	525
Deferred compensation	340	233
Allowance for doubtful accounts	97	93
Restructuring reserves	78	16
Pension	437	403
Other	156	132

Subtotal	3,751	3,658
Valuation allowance	(735)	(672)

Total	$3,016	$2,986

Deferred Tax Liabilities:
Unearned income and installment sales	$(1,025)	$(996)
Intangibles and goodwill	(1,207)	(154)
Other	(54)	(38)

Total	$(2,286)	$(1,188)

Total Deferred Taxes, Net	$730	$1,798

The above amounts are classified as current or long-term in the Consolidated Balance Sheets in accordance with the asset or liability to which they relate or, when applicable, based on the expected timing of the reversal. Current deferred tax assets at December 31, 2010 and 2009 amounted to $298 and $290, respectively.

The deferred tax assets for the respective periods were assessed for recoverability and, where applicable, a valuation allowance was recorded to reduce the total deferred tax asset to an amount that will, more-likely-than-not, be realized in the future. The net change in the total valuation allowance for the years ended December 31, 2010 and 2009 was an increase of $63 and a increase of $44, respectively. The valuation allowance relates primarily to certain net operating loss carryforwards, tax credit carryforwards and deductible temporary differences for which we have concluded it is more-likely-than-not that these items will not be realized in the ordinary course of operations.

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

At December 31, 2010, we had tax credit carryforwards of $409 available to offset future income taxes, of which $109 are available to carryforward indefinitely while the remaining $300 will expire 2011 through 2027 if not utilized. We also had net operating loss carryforwards for income tax purposes of $1,236 that will expire 2011 through 2029, if not utilized, and $2,478 billion available to offset future taxable income indefinitely.

Xerox 2010 Annual Report  92

Note 17 – Contingencies

Brazil Tax and Labor Contingencies

Our Brazilian operations are involved in various litigation matters and have received or been the subject of numerous governmental assessments related to indirect and other taxes, as well as disputes associated with former employees and contract labor. The tax matters, which comprise a significant portion of the total contingencies, principally relate to claims for taxes on the internal transfer of inventory, municipal service taxes on rentals and gross revenue taxes. We are disputing these tax matters and intend to vigorously defend our positions. Based on the opinion of legal counsel and current reserves for those matters deemed probable of loss, we do not believe that the ultimate resolution of these matters will materially impact our results of operations, financial position or cash flows. The labor matters principally relate to claims made by former employees and contract labor for the equivalent payment of all social security and other related labor benefits, as well as consequential tax claims, as if they were regular employees. As of December 31, 2010, the total amounts related to the unreserved portion of the tax and labor contingencies, inclusive of any related interest, amounted to approximately $1,274, with the increase from December 31, 2009 balance of approximately $1,225 primarily related to currency and current year interest indexation partially offset by matters that have been closed. With respect to the unreserved balance of $1,274, the majority has been assessed by management as being remote as to the likelihood of ultimately resulting in a loss to the Company. In connection with the above proceedings, customary local regulations may require us to make escrow cash deposits or post other security of up to half of the total amount in dispute. As of December 31, 2010 we had $276 of escrow cash deposits for matters we are disputing and there are liens on certain Brazilian assets with a net book value of $19 and additional letters of credit of approximately $160. Generally, any escrowed amounts would be refundable and any liens would be removed to the extent the matters are resolved in our favor. We routinely assess all these matters as to probability of ultimately incurring a liability against our Brazilian operations and record our best estimate of the ultimate loss in situations where we assess the likelihood of an ultimate loss as probable.

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

Xerox 2010 Annual Report  93

Litigation Against the Company

In re Xerox Corporation Securities Litigation: A consolidated securities law action (consisting of 17 cases) is pending in the United States District Court for the District of Connecticut. Defendants are the Company, Barry Romeril, Paul Allaire and G. Richard Thoman. The consolidated action is a class action on behalf of all persons and entities who purchased Xerox Corporation common stock during the period October 22, 1998 through October 7, 1999 inclusive (“Class Period”) and who suffered a loss as a result of misrepresentations or omissions by Defendants as alleged by Plaintiffs (the “Class”). The Class alleges that in violation of Section 10(b) and/or 20(a) of the Securities Exchange Act of 1934, as amended (“1934 Act”), and SEC Rule 10b-5 thereunder, each of the defendants is liable as a participant in a fraudulent scheme and course of business that operated as a fraud or deceit on purchasers of the Company’s common stock during the Class Period by disseminating materially false and misleading statements and/or concealing material facts relating to the defendants’ alleged failure to disclose the material negative impact that the April 1998 restructuring had on the Company’s operations and revenues. The complaint further alleges that the alleged scheme: (i) deceived the investing public regarding the economic capabilities, sales proficiencies, growth, operations and the intrinsic value of the Company’s common stock; (ii) allowed several corporate insiders, such as the named individual defendants, to sell shares of privately held common stock of the Company while in possession of materially adverse, non-public information; and (iii) caused the individual plaintiffs and the other members of the purported class to purchase common stock of the Company at inflated prices. The complaint seeks unspecified compensatory damages in favor of the plaintiffs and the other members of the purported class against all defendants, jointly and severally, for all damages sustained as a result of defendants’ alleged wrongdoing, including interest thereon, together with reasonable costs and expenses incurred in the action, including counsel fees and expert fees. In 2001, the Court denied the defendants’ motion for dismissal of the complaint. The plaintiffs’ motion for class certification was denied by the Court in 2006, without prejudice to refiling. In February 2007, the Court granted the motion of the International Brotherhood of Electrical Workers Welfare Fund of Local Union No. 164, Robert W. Roten, Robert Agius (“Agius”) and Georgia Stanley to appoint them as additional lead plaintiffs. In July 2007, the Court denied plaintiffs’ renewed motion for class certification, without prejudice to renewal after the Court holds a pre-filing conference to identify factual disputes the Court will be required to resolve in ruling on the motion. After that conference and Agius’s withdrawal as lead plaintiff and proposed class representative, in February 2008 plaintiffs filed a second renewed motion for class certification. In April 2008, defendants filed their response and motion to disqualify Milberg LLP as a lead counsel. On September 30, 2008, the Court entered an order certifying the class and denying the appointment of Milberg LLP as class counsel. Subsequently, on April 9, 2009, the Court denied defendants’ motion to disqualify Milberg LLP. On November 6, 2008, the defendants filed a motion for summary judgment. Briefing with respect to the motion is complete. The Court has not yet rendered a decision. The parties also filed motions to exclude the testimony of certain expert witnesses. On April 22, 2009, the Court denied plaintiffs’ motions to exclude the testimony of two of defendants’ expert witnesses. On September 30, 2010, the Court denied plaintiffs’ motion to exclude the testimony of another of defendants’ expert witnesses. The Court also granted defendants’ motion to exclude the testimony of one of plaintiffs’ expert witnesses, and granted in part and denied in part defendants’ motion to exclude the testimony of plaintiffs’ two remaining expert witnesses. The individual defendants and we deny any wrongdoing and are vigorously defending the action. In the course of litigation, we periodically engage in discussions with plaintiffs’ counsel for possible resolution of this matter. Should developments cause a change in our determination as to an unfavorable outcome, or result in a final adverse judgment or a settlement for a significant amount, there could be a material adverse effect on our results of operations, cash flows and financial position in the period in which such change in determination, judgment or settlement occurs.

Merger Agreement Between Xerox and Affiliated Computer Services, Inc.: In late September and early October 2009, nine purported class action complaints were filed by ACS shareholders challenging ACS’s proposed merger with Xerox. Two actions were filed in the Delaware Court of Chancery which subsequently were consolidated into one action. Seven actions were filed in state courts in Texas, which subsequently were consolidated into one action in the Dallas County Court at Law No. 3. The operative complaints in the Delaware and Texas actions named as defendants ACS and/or the members of ACS’s board of directors (the “Individual Defendants”) and Xerox Corporation and/or Boulder Acquisition Corp., a wholly owned subsidiary of Xerox (“Boulder”) (ACS, the Individual Defendants, Xerox Corporation and Boulder, collectively, the “Xerox Defendants”). A class of ACS shareholders was certified in the Delaware action. Pursuant to a stipulation entered into by all parties in the Delaware and Texas actions prosecution of the Texas action was stayed and further prosecution of the Delaware and Texas actions would proceed in the Delaware action.

The plaintiffs in the Delaware action alledged, among other things, that (i) the Individual Defendants breached their fiduciary duties to ACS and its shareholders by authorizing the sale of ACS to Xerox for what plaintiffs deemed was inadequate consideration and pursuant to inadequate process, and the Xerox Defendants aided and abetted those alleged breaches; (ii) the Individual Defendants breached their fiduciary duties to ACS and its shareholders by agreeing to the provisions of the merger agreement relating to the consideration to be paid to the holders of Class B shares which the Delaware plaintiffs alleged violated the ACS certificate of incorporation and was, therefore, void, and the Xerox Defendants aided and abetted those alleged breaches; and (iii) the Individual Defendants breached their fiduciary duties by failing to disclose material facts in the October 23, 2009 Form S-4 filed with the SEC in connection with the merger. The plaintiffs sought, among other things, to enjoin the defendants from consummating the merger on the agreed-upon terms, and unspecified compensatory damages, together with the costs and disbursements of the action.

Xerox 2010 Annual Report  94

On May 19, 2010, the parties in the Delaware and Texas Actions entered into a Stipulation and Agreement of Compromise and Settlement (“Settlement”) resolving all claims by ACS shareholders arising out of Xerox’s acquisition of ACS, including all claims in the Delaware and Texas Actions. The defendants in the Delaware and Texas Actions did not admit to any wrongdoing as part of the Settlement, which provided for an aggregate payment of $69 on behalf of all defendants, including a payment of approximately $36 by Xerox, net of insurance proceeds. The Delaware court approved the Settlement at a hearing held on August 24, 2010. In light of the Delaware court’s approval of the Settlement, on October 13, 2010, the Texas court signed an order dismissing the Texas action.

Other Contingencies

Guarantees, Indemnifications and Warranty Liabilities

Guarantees and claims arise during the ordinary course of business from relationships with suppliers, customers and nonconsolidated affiliates when the Company undertakes an obligation to guarantee the performance of others if specified triggering events occur. Nonperformance under a contract could trigger an obligation of the Company. These potential claims include actions based upon alleged exposures to products, real estate, intellectual property such as patents, environmental matters, and other indemnifications. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these claims. However, while the ultimate liabilities resulting from such claims may be significant to results of operations in the period recognized, management does not anticipate they will have a material adverse effect on the Company’s consolidated financial position or liquidity. As of December 31, 2010, we have accrued our estimate of liability incurred under our indemnification arrangements and guarantees.

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

Xerox 2010 Annual Report  95

Patent Indemnifications

In most sales transactions to resellers of our products, we indemnify against possible claims of patent infringement caused by our products or solutions. In addition, we indemnify certain software providers against claims that may arise as a result of our use or our subsidiaries’, customers’ or resellers’ use of their software in our products and solutions. These indemnifications usually do not include limits on the claims, provided the claim is made pursuant to the procedures required in the sales contract.

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

Product Warranty Liabilities

In connection with our normal sales of equipment, including those under sales-type leases, we generally do not issue product warranties. Our arrangements typically involve a separate full service maintenance agreement with the customer. The agreements generally extend over a period equivalent to the lease term or the expected useful life under a cash sale. The service agreements involve the payment of fees in return for our performance of repairs and maintenance. As a consequence, we do not have any significant product warranty obligations including any obligations under customer satisfaction programs. In a few circumstances, particularly in certain cash sales, we may issue a limited product warranty if negotiated by the customer. We also issue warranties for certain of our entry level products, where full service maintenance agreements are not available. In these instances, we record warranty obligations at the time of the sale. Aggregate product warranty liability expenses for the three years ended December 31, 2010 were $33, $34 and $39, respectively. Total product warranty liabilities as of December 31, 2010 and 2009 were $18 and $20, respectively.

Other Contingencies

We have issued or provided the following guarantees as of December 31, 2010:

•

$270 for letters of credit issued i) to guarantee our performance under certain services contracts; ii) to support certain insurance programs; and iii) to support our obligations related to the Brazil tax and labor contingencies.

•

$666 for outstanding surety bonds. Certain contracts, primarily those involving public sector customers, require us to provide a surety bond as a guarantee of our performance of contractual obligations.

In general, we would only be liable for the amount of these guarantees in the event of default in our performance of our obligations under each contract; the probability of which we believe is remote. We believe that our capacity in the surety markets as well as under various credit arrangements (including our Credit Facility) is sufficient to allow us to respond to future requests for proposals that require such credit support.

We have service arrangements where we service third party student loans in the Federal Family Education Loan program (“FFEL”) on behalf of various financial institutions. We service these loans for investors under outsourcing arrangements and do not acquire any servicing rights that are transferable by us to a third party. At December 31, 2010, we serviced a FFEL portfolio of approximately 3.6 million loans with an outstanding principal balance of approximately $51.4 billion. Some servicing agreements contain provisions that, under certain circumstances, require us to purchase the loans from the investor if the loan guaranty has been permanently terminated as a result of a loan default caused by our servicing error. If defaults caused by us are cured during an initial period, any obligation we may have to purchase these loans expires. Loans that we purchase may be subsequently cured, the guaranty reinstated and the loans repackaged for sale to third parties. We evaluate our exposure under our purchase obligations on defaulted loans and establish a reserve for potential losses, or default liability reserve, through a charge to the provision for loss on defaulted loans purchased. The reserve is evaluated periodically and adjusted based upon management’s analysis of the historical performance of the defaulted loans. As of December 31, 2010, other current liabilities include reserves of less than $1 for losses on defaulted loans purchased.

Xerox 2010 Annual Report  96

In connection with the acquisition of ACS, the Company agreed to provide certain tax and prior employment agreement-related indemnities to former officers and directors of ACS. Management does not anticipate any potential claims under these indemnities would have a material adverse effect on the Company’s financial statements taken as a whole and accordingly no value has been assigned for financial reporting purposes.

Note 18 – Preferred Stock

Series A Convertible Preferred Stock

In connection with the acquisition of ACS in February 2010 (see Note 3 – Acquisitions for additional information), we issued 300,000 shares of Series A convertible perpetual preferred stock with an aggregate liquidation preference of $300 and a fair value of $349 as of the acquisition date to the holder of ACS Class B common stock. The convertible preferred stock pays quarterly cash dividends at a rate of 8 percent per year and has a liquidation preference of $1,000 per share. Each share of convertible preferred stock is convertible at any time, at the option of the holder, into 89.8876 shares of common stock for a total of 26,966 thousand shares (reflecting an initial conversion price of approximately $11.125 per share of common stock and is a 25% premium over $8.90, the average closing price of Xerox common stock over the 7-trading day period ended on September 14, 2009 and the number used for calculating the conversion price in the ACS merger agreement), subject to customary anti-dilution adjustments. On or after the fifth anniversary of the issue date, we have the right to cause, under certain circumstances, any or all of the convertible preferred stock to be converted into shares of common stock at the then applicable conversion rate. The convertible preferred stock is also convertible, at the option of the holder, upon a change in control, at the applicable conversion rate plus an additional number of shares determined by reference to the price paid for our common stock upon such change in control. In addition, upon the occurrence of certain fundamental change events, including a change in control or the delisting of Xerox’s common stock, the holder of convertible preferred stock has the right to require us to redeem any or all of the convertible preferred stock in cash at a redemption price per share equal to the liquidation preference and any accrued and unpaid dividends to, but not including the redemption date. The convertible preferred stock is classified as temporary equity (i.e., apart from permanent equity) as a result of the contingent redemption feature.

Note 19 – Shareholders’ Equity

Preferred Stock

As of December 31, 2010 we had one class of preferred stock outstanding. See Note 18 – Preferred Stock for further information. We are authorized to issue approximately 22 million shares of cumulative preferred stock, $1.00 par value per share.

Common Stock

We have 1.75 billion authorized shares of common stock, $1 par value per share. At December 31, 2010, 167 million shares were reserved for issuance under our incentive compensation plans, 48 million shares were reserved for debt to equity exchanges, 27 million shares were reserved for conversion of the Series A convertible preferred stock and 2 million shares were reserved for the conversion of convertible debt.

In connection with the acquisition of ACS in February 2010 (see Note 3 – Acquisitions for further information), we issued 489,802 thousand shares of common stock to holders of ACS Class A and Class B common stock.

Treasury Stock

Our Board of Directors has authorized programs for repurchase of the Company’s common stock. During the year ended December 31, 2010, we did not purchase any common stock.

Xerox 2010 Annual Report  97

The following provides cumulative information relating to our share repurchase programs from their inception in October 2005 through December 31, 2010 (shares in thousands):

Authorized share repurchase	$4,500
Share repurchases	$2,941
Share repurchase fees	$4
Number of shares repurchased	194,093

The following table reflects the changes in Common and Treasury stock shares for the three years ended December 31, 2010 (shares in thousand):

	Common Stock Shares	Treasury Stock Shares
Balance at December 31, 2007	919,013	(1,836)
Stock option and incentive plans, net	4,442	—
Acquisition of Treasury stock	—	(56,842)
Cancellation of Treasury stock	(58,678)	58,678

Balance at December 31, 2008	864,777	—
Stock option and incentive plans, net	4,604	—

Balance at December 31, 2009	869,381	—
ACS acquisition (1)	489,802	—
Stock option and incentive plans, net	38,395	—

Balance at December 31, 2010	1,397,578	—

(1)	Refer to Note 3 – Acquisitions for additional information.

Stock-Based Compensation

We have a long-term incentive plan whereby eligible employees may be granted restricted stock units (“RSUs”), performance shares (“PSs”) and non-qualified stock options.

We grant PSs and RSUs in order to continue to attract and retain employees and to better align employees’ interests with those of our shareholders. Each of these awards is subject to settlement with newly issued shares of our common stock. At December 31, 2010 and 2009, 30 million and 15 million shares, respectively, were available for grant of awards.

Stock-based compensation expense for the three years ended December 31, 2010 was as follows:

	2010	2009	2008
Stock-based compensation expense, pre-tax	$123	$85	$85

Income tax benefit recognized in earnings	47	33	33

Xerox 2010 Annual Report  98

Restricted stock units: Compensation expense is based upon the grant date market price for most awards and a Monte Carlo simulation pricing model for a grant in 2009 that included a market condition; the expense is recorded over the vesting period, which ranges from three to five years from the date of grant. A summary of the activity for RSUs as of December 31, 2010, 2009 and 2008, and changes during the years then ended, is presented below (shares in thousands):

	2010		2009		2008
Nonvested Restricted Stock Units	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1	25,127	$10.18	14,037	$15.43	11,696	$16.78
Granted	11,845	8.56	15,268	6.69	5,923	13.63
Vested	(3,671)	18.22	(3,764)	15.17	(3,350)	16.92
Cancelled	(870)	10.36	(414)	13.94	(232)	15.98

Outstanding at December 31	32,431	8.68	25,127	10.18	14,037	15.43

At December 31, 2010, the aggregate intrinsic value of RSUs outstanding was $374. The total intrinsic value and actual tax benefit realized for the tax deductions for vested RSUs for the three years ended December 31, 2010 were as follows:

Vested Restricted Stock Units	2010	2009	2008
Total intrinsic value of vested RSUs	$31	$19	$54
Tax benefit realized for vested RSUs tax deductions	10	6	18

At December 31, 2010, there was $135 of total unrecognized compensation cost related to nonvested RSUs, which is expected to be recognized ratably over a remaining weighted-average contractual term of 1.7 years.

Performance shares: We grant officers and selected executives PSs that vest contingent upon meeting pre-determined Earnings per Share (“EPS”) and Cash Flow from Operations targets. These shares entitle the holder to one share of common stock, payable after a three-year period and the attainment of the stated goals. If the cumulative three-year actual results for EPS and Cash Flow from Operations exceed the stated targets, then the plan participants have the potential to earn additional shares of common stock. This overachievement can not exceed 50% for officers and 25% for non-officers of the original grant.

In connection with the ACS acquisition, selected ACS executives received a special one-time grant of PSs that vest over a three-year period contingent upon ACS meeting pre-determined annual earnings targets. These shares entitle the holder to one share of common stock, payable after the three-year period and the attainment of the targets. The aggregate number of shares that may be delivered based on achievement of the targets was determined on the date of grant and ranges in value as follows: 50% of base salary (threshold); 100% of base salary (target); and 200% of base salary plus 50% of the value of the August 2009 options (maximum).

A summary of the activity for PSs as of December 31, 2010, 2009 and 2008, and changes during the years then ended, is presented below (shares in thousands):

	2010		2009		2008
Nonvested Performance Shares	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1	4,874	$15.49	7,378	$15.39	6,585	$16.16
Granted	5,364	8.10	718	15.17	3,696	13.67
Vested	(1,566)	18.48	(3,075)	15.17	(2,734)	14.87
Cancelled	(901)	15.51	(147)	15.52	(169)	16.05

Outstanding at December 31	7,771	9.78	4,874	15.49	7,378	15.39

Xerox 2010 Annual Report  99

At December 31, 2010, the aggregate intrinsic value of PSs outstanding was $90. The total intrinsic value of PSs and the actual tax benefit realized for the tax deductions for vested PSs for the three years ended December 31, 2010 was as follows:

Vested Performance Shares	2010	2009	2008
Total intrinsic value of vested PSs	$12	$15	$41
Tax benefit realized for vested PSs tax deductions	5	6	13

We account for PSs using fair value determined as of the grant date. If the stated targets are not met, any recognized compensation cost would be reversed. As of December 31, 2010, there was $45 of total unrecognized compensation cost related to nonvested PSs; this cost is expected to be recognized ratably over a remaining weighted-average contractual term of 1.8 years.

Stock options

Employee stock options: With the exception of the stock options issued in connection with the ACS acquisition (see below), we have not issued any new stock options associated with our employee long-term incentive plan since 2004. All stock options previously issued under our employee long-term incentive plan and currently outstanding are fully vested and exercisable and generally expire between eight and ten years from the date of grant.

ACS Acquisition: In connection with the acquisition of ACS (see Note 3 – Acquisitions for further information), outstanding ACS options were converted into 96,662 thousand Xerox options. The Xerox options have a weighted average exercise price of $6.79 per option. The estimated fair value associated with the options issued was approximately $222 based on a Black-Scholes valuation model utilizing the assumptions stated below. Approximately $168 of the estimated fair value is associated with ACS options issued prior to August 2009, which became fully vested and exercisable upon the acquisition in accordance with preexisting change-in-control provisions, was recorded as part of the acquisition fair value. The remaining $54 is associated with ACS options issued in August 2009 which continue to vest according to their original terms and, therefore, is being expensed as compensation cost over the remaining vesting period. The options generally expire 10 years from date of grant.

Assumptions	Pre-August 2009 Options	August 2009 Options
Strike price	$6.89	$6.33
Expected volatility	37.90%	38.05%
Risk-free interest rate	0.23%	1.96%
Dividend yield	1.97%	1.97%
Expected term	0.75 years	4.2 years

Xerox 2010 Annual Report  100

The following table provides information relating to the status of, and changes in, outstanding stock options for each of the three years ended December 31, 2010 (stock options in thousands):

	2010		2009		2008
Employee Stock Options	Stock Options	Weighted Average Option Price	Stock Options	Weighted Average Option Price	Stock Options	Weighted Average Option Price
Outstanding at January 1	28,363	$10.13	45,185	$15.49	52,424	$19.73
Granted – ACS acquisition	96,662	6.79	—	—	—	—
Cancelled/Expired	(2,735)	7.33	(16,676)	24.68	(6,559)	50.08
Exercised	(51,252)	6.92	(146)	5.88	(680)	8.89

Outstanding at December 31	71,038	8.00	28,363	10.13	45,185	15.49

Exercisable at December 31	57,985	8.38	28,363	10.13	45,185	15.49

As of December 31, 2010, there was $35 of total unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized ratably over a remaining weighted-average vesting period of 3 years.

Information relating to options outstanding and exercisable at December 31, 2010 was as follows:

	Options Outstanding	Options Exercisable
Aggregate intrinsic value	$267	$199
Weighted-average remaining contractual life in years	4.42	3.46

The following table provides information relating to stock option exercises for the three years ended December 31, 2010:

	2010	2009	2008
Total intrinsic value of stock options	$155	$—	$4
Cash received	183	1	6
Tax benefit realized for stock option tax deductions	56	—	2

Xerox 2010 Annual Report  101

Note 20 – Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share of common stock for the three years ended December 31, 2010 (shares in thousands):

	2010	2009	2008

Basic Earnings per Share:
Net income attributable to Xerox	$606	$485	$230
Accrued dividends on preferred stock	(21)	—	—

Adjusted Net Income Available to Common Shareholders	$585	$485	$230

Weighted average common shares outstanding	1,323,431	869,979	885,471
Basic Earnings per Share	$0.44	$0.56	$0.26

Diluted Earnings per Share:
Net income attributable to Xerox	$606	$485	$230
Accrued dividends on Preferred stock	(21)	—	—
Interest on Convertible securities, net	—	1	—

Adjusted Net Income Available to Common Shareholders	$585	$486	$230

Weighted-average common shares outstanding	1,323,431	869,979	885,471
Common shares issuable with respect to:
Stock options	13,497	462	3,885
Restricted stock and performance shares	13,800	7,087	6,186
Convertible securities	—	1,992	—

Adjusted Weighted Average Shares Outstanding	1,350,728	879,520	895,542

Diluted Earnings per Share	$0.43	$0.55	$0.26

The following represents shares not included in the computation of diluted earnings per-share because to do so would have been anti-dilutive (shares in thousands):

Stock options	57,541	27,901	41,300
Restricted stock and performance shares	25,983	22,574	14,969
Convertible preferred stock	26,966	—	—
Convertible securities	1,992	—	1,992

	112,482	50,475	58,261

Dividends Declared per Common Share	$0.17	$0.17	$0.17

Xerox 2010 Annual Report  102

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

Based on the above evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

/s/ URSULA M. BURNS	/s/ LUCA MAESTRI	/s/ GARY R. KABURECK
Chief Executive Officer	Chief Financial Officer	Chief Accounting Officer

Xerox 2010 Annual Report  103

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Xerox Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and shareholders’ equity present fairly, in all material respects, the financial position of Xerox Corporation and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
Stamford, Connecticut
February 23, 2011

Xerox 2010 Annual Report  104

QUARTERLY RESULTS OF OPERATIONS (Unaudited)

(in millions, except per-share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2010
Revenues	$4,721	$5,508	$5,428	$5,976	$21,633
Costs and Expenses (1)	4,731	5,188	5,100	5,799	20,818

(Loss) Income before Income Taxes and Equity Income	(10)	320	328	177	815
Income tax expenses (2)	22	112	98	24	256
Equity in net (loss) income of unconsolidated affiliates (3)	(2)	28	26	26	78

Net (Loss) Income	(34)	236	256	179	637
Less: Net income - noncontrolling interests	8	9	6	8	31

Net (Loss) Income Attributable to Xerox	$(42)	$227	$250	$171	$606

Basic Earnings per Share (4)	$(0.04)	$0.16	$0.18	$0.12	$0.44
Diluted Earnings per Share (4)	(0.04)	0.16	0.17	0.12	0.43

2009
Revenues	$3,554	$3,731	$3,675	$4,219	$15,179
Costs and Expenses (1)	3,476	3,534	3,517	4,025	14,552

Income before Income Taxes and Equity Income	78	197	158	194	627
Income tax expenses (2)	19	59	44	30	152
Equity in net (loss) income of unconsolidated affiliates (3)	(10)	9	15	27	41

Net Income	49	147	129	191	516
Less: Net income - noncontrolling interests	7	7	6	11	31

Net Income Attributable to Xerox	$42	$140	$123	$180	$485

Basic Earnings per Share (4)	$0.05	$0.16	$0.14	$0.21	$0.56
Diluted Earnings per Share (4)	0.05	0.16	0.14	0.20	0.55

(1)

Costs and expenses for 2010 include: restructuring charges of $195, $11, $4 and $273; acquisition-related costs of $48, $15, $5 and $9, and amortization of intangible assets of $57, $85, $85 and $85, respectively, in the first, second, third and fourth quarters of 2010, currency losses associated with the Venezuelan devaluation of $21 in the first quarter of 2010, costs associated with the ACS shareholders litigation of $36 in the second quarter and the loss on early extinguishment of debt of $15 in the fourth quarter. Costs and expenses for 2009 include: restructuring credits of $2, $1, $2 and $3: amortization of intangible assets of $14, $15, $15 and $16, respectively, for the first, second, third and fourth quarters, as well as acquisition-related costs of $9 and $63, respectively, for the third and fourth quarters.

(2)

Income tax expense for 2010 includes tax benefits for restructuring charges of $60, $4, $2 and $100; acquisition-related costs of $12, $1, $2 and $4 and amortization of intangible assets of $22, $32, $32 and $32, respectively, for the first, second, third and fourth quarters and for loss on early extinguishment of debt of $5 in the fourth quarter. Additional tax expense of $16 was incurred in the first quarter of 2010 due to the Medicare subsidy tax law change. The 2009 income tax expense includes tax benefits for amortization of intangible assets of $5, $6, $5 and $6, respectively, for the first, second, third and fourth quarters, as well as acquisition-related costs of $1 and $22, respectively, for the third and fourth quarters. Additional tax expense on restructuring of $1 was incurred in each of the first, third and fourth quarters of 2009.

(3)

The first, second, third and fourth quarters of 2010 include $22, $5, $6 and $5 of charges, respectively, for our share of Fuji Xerox restructuring charges. The first, second, third and fourth quarters of 2009 include $22, $9, $9 and $6 of charges, respectively, for our share of Fuji Xerox restructuring charges.

(4)

The sum of quarterly earnings per share may differ from the full-year amounts due to rounding, or in the case of diluted earnings per share, because securities that are anti-dilutive in certain quarters may not be anti-dilutive on a full-year basis.

Xerox 2010 Annual Report  105

FIVE YEARS IN REVIEW

(in millions, except per-share data)

	2010(1)	2009	2008	2007(2)	2006

Per-Share Data
Income from continuing operations
Basic	$0.44	$0.56	$0.26	$1.21	$1.25
Diluted	0.43	0.55	0.26	1.19	1.22
Earnings
Basic	0.44	0.56	0.26	1.21	1.25
Diluted	0.43	0.55	0.26	1.19	1.22
Common stock dividends declared	0.17	0.17	0.17	0.0425	—

Operations
Revenues	$21,633	$15,179	$17,608	$17,228	$15,895
Sales	7,234	6,646	8,325	8,192	7,464
Service, outsourcing and rentals	13,739	7,820	8,485	8,214	7,591
Finance income	660	713	798	822	840
Income from continuing operations	637	516	265	1,165	1,232
Income from continuing operations – Xerox	606	485	230	1,135	1,210
Net income	637	516	265	1,165	1,232
Net income - Xerox	606	485	230	1,135	1,210

Financial Position
Working capital	$2,222	$5,270	$2,700	$4,463	$4,056
Total Assets	30,600	24,032	22,447	23,543	21,709

Consolidated Capitalization
Short-term debt and current portion of long- term debt	1,370	988	1,610	525	1,485
Long-term debt	7,237	8,276	6,774	6,939	5,660

Total Debt	8,607	9,264	8,384	7,464	7,145
Liability to subsidiary trust issuing preferred securities	650	649	648	632	624
Series A convertible preferred stock	349	—	—	—	—
Xerox shareholders’ equity	12,006	7,050	6,238	8,588	7,080
Noncontrolling interests	153	141	120	103	108

Total Consolidated Capitalization	$21,765	$17,104	$15,390	$16,787	$14,957

Selected Data and Ratios
Common shareholders of record at year-end	43,383	44,792	46,541	48,261	40,372
Book value per common share	$8.59	$8.11	$7.21	$9.36	$7.48
Year-end common stock market price	$11.52	$8.46	$7.97	$16.19	$16.95
Employees at year-end	136,500	53,600	57,100	57,400	53,700
Gross margin	34.4%	39.7%	38.9%	40.3%	40.6%
Sales gross margin	34.5%	33.9%	33.7%	35.9%	35.7%
Service, outsourcing and rentals gross margin	33.1%	42.6%	41.9%	42.7%	43.0%
Finance gross margin	62.7%	62.0%	61.8%	61.6%	63.7%

(1)	2010 results include the acquisition of ACS
(2)	2007 results include the acquisition of GIS.

Xerox 2010 Annual Report  106

PERFORMANCE GRAPH

Total Return To Shareholders

	Year Ended December 31,
(Includes reinvestment of dividends)	2005	2006	2007	2008	2009	2010
Xerox Corporation	$100	$115.70	$110.80	$55.37	$60.34	$83.61
S&P 500 Index	100	115.79	122.16	76.96	97.33	111.99
S&P 500 Information Technology Index	100	108.42	126.10	71.70	115.95	127.77

Source:	Standard & Poor’s Investment Services

Notes:  Graph assumes $100 invested on December 31, 2005 in Xerox Corp., the S&P 500 Index and the S&P 500

            Information Technology Index, respectively, and assumes dividends are reinvested.

CORPORATE INFORMATION

Stock Exchange Information

Xerox common stock (XRX) is listed on the New York Stock Exchange and the Chicago Stock Exchange.

Xerox Common Stock Prices and Dividends

New York Stock Exchange composite prices *	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010
High	$10.11	$11.35	$10.55	$12.01
Low	8.38	8.04	7.91	10.44
Dividends Paid per Share	0.0425	0.0425	0.0425	0.0425
2009
High	$9.10	$7.25	$9.57	$8.66
Low	4.17	4.70	6.05	7.25
Dividends Paid per Share	0.0425	0.0425	0.0425	0.0425

*	Prices as of close of business

Xerox 2010 Annual Report  107