Form 10-K, Exhibit 13
period 2011-12-31
XEROX CORP
filed 2012-02-23
CIK 108772

EXHIBIT 13

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

Executive Overview

With sales approaching $23 billion, we are the world's leading global enterprise for business process and document management. Our technology, expertise and services enable workplaces - from small businesses to large global enterprises - to simplify the way work gets done so they operate more effectively. Headquartered in Norwalk, Connecticut, Xerox offers business process outsourcing and IT outsourcing services, including data processing, healthcare solutions, HR benefits management, finance support, transportation solutions and customer relationship management services for commercial and government organizations worldwide.  The company also provides extensive leading-edge document technology, services, software and genuine Xerox supplies for graphic communication and office printing environments of any size. Through our business process and IT outsourcing services as well as our document technology and managed print services, we operate in a market estimated to be more than $600 billion. The 140,000 people of Xerox serve clients in more than 160 countries.  Approximately 36 percent of our revenue is generated from customers outside the U.S.

We organize our business around two main segments: Services and Technology.

•
Our Services segment is comprised of business process outsourcing, information technology outsourcing and document outsourcing. The diversity of our offerings gives us a differentiated solution and delivers greater value to our customers. .

A key priority for Xerox in 2011 was accelerating growth in our services business. Revenue from services grew 12%, or 6% on a pro-forma1 basis, reflecting growth from our business process outsourcing ("BPO") and document outsourcing ("DO") services. Growth in BPO benefited from recent modestly-sized acquisitions, consistent with our strategy to continue diversifying our services portfolio and to expand our business globally. Our Information Technology outsourcing ("ITO") services business declined 4% during the year; however, there was a recent uplift in ITO signings in the fourth quarter. In 2011, through expanded sales activities, we increased new business signings by 14 percent and our services business now represents the largest portion of our total revenue at 48 percent.

•
Our Technology segment is comprised of our document technology and related supplies, technical service and equipment financing (the portion not related to document outsourcing contracts). Our product categories within this segment include Entry, Mid-range and High-end products.

Maintaining our leadership in document technology was a key priority in 2011. We not only continued to hold our number one equipment revenue market share position, but we also grew market share during the year. We did this by offering a more extensive and affordable portfolio of color products and by expanding our distribution to serve more small and mid-size businesses around the world. During the year, we launched 27 new products, with an emphasis on broadening our color portfolio for both production and office markets and expanding our channels of distribution for these products.

The fundamentals of our business are based on an annuity model that drives significant recurring revenue and cash generation. Approximately 83 percent of our 2011 total revenue was annuity-based revenue that includes contracted services, equipment maintenance, consumable supplies and financing, among other elements. Our annuity revenue significantly benefits from growth in services. Some of the key indicators of annuity revenue growth include:

Xerox 2011 Form 10-K

•	Services signings growth, which reflects the year-over-year increase in estimated future revenues from contracts signed during the period.

•	Services pipeline growth, which measures the year-over-year increase in new business opportunities.

•	The number of page-producing machines-in-the-field ("MIF"), which is impacted by equipment installations.

•	Page volume and the mix of color pages, as color pages generate more revenue per page than black-and- white.

Consistent with our strategy to expand our service offerings through “tuck-in” acquisitions, we acquired the following companies in 2011:

•	In April 2011, we acquired Unamic/HCN B.V., the largest privately owned customer care provider in the Benelux region in Western Europe.

•	In July 2011, we acquired Education Sales and Marketing, LLC ("ESM"), a leading provider of outsourced enrollment management and student loan default solutions.

•
In September 2011, we acquired the net assets of the U.S. operations of Symcor. Symcor specializes in outsourcing services for U.S. financial institutions, and its offerings range from cash management services to statement and check processing.

•	In November 2011, we acquired The Breakaway Group ("Breakaway"), a cloud-based service provider that helps healthcare professionals accelerate their adoption of electronic medical records.

We also completed additional Services acquisitions in the areas of print consultancy, healthcare provider and customer care in 2011, increasing our presence in the United States and Europe.

In addition, we acquired companies during 2011 that expand our distribution capacity for Xerox technology to small and mid-sized businesses (“SMB”) and in under-penetrated markets:

•	In February 2011, we acquired Concept Group, Ltd. This acquisition expands our reach into the SMB market in the U.K.

•	In December 2011, we acquired the Merizon Group Incorporated, which operates MBM, a Wisconsin-based office products distributor.

We also acquired office product distributors in Iowa, New York, Illinois, Virginia and Florida.

Financial Overview

Total revenue of $22.6 billion in 2011 grew 5% from the prior year, including a 2-percentage point favorable impact from currency. To provide a clearer comparison of our year-over-year results, we are also providing a discussion and analysis on a pro-forma basis for the full year, where we include ACS's 2010 estimated results from January 1 through February 5 in our historical 2010 results. On a pro-forma1 basis, total revenue for 2011 increased 2%, including a 2-percentage point favorable impact from currency. Total revenue growth was primarily driven by increased revenues in our Services segment which grew by 12% in 2011 or 6% on a pro-forma1 basis, reflecting strong performance in BPO and DO services. Technology revenues in 2011 declined 1% from the prior year and included a 2-percentage point favorable impact from currency. Technology revenues in 2011 were impacted by macro conditions, including the natural disaster in Japan in the first quarter and economic weakness in Europe, particularly in the fourth quarter.

Net income attributable to Xerox for 2011 was $1.3 billion and included $305 million of after-tax costs and expenses related to the amortization of intangible assets, restructuring, and the loss on the early extinguishment of a long-term liability, which were partially offset by an after-tax curtailment gain of $66 million. Net income attributable to Xerox for 2010 was $606 million and included $690 million of after-tax costs and expenses related to the amortization of intangible assets, restructuring, acquisition-related costs and other discrete items. The improvement in net income reflects continued operational cost savings from restructuring and productivity improvements that more than offset the impacts from economic events.

Cash flow from operations was $2.0 billion in 2011 as compared to $2.7 billion in 2010. The decrease reflects increased cash usage in 2011 for working capital, higher pension contributions and investments associated with new services contracts. Cash used in investing activities of $675 million primarily reflects capital expenditures of $501 million and acquisitions of $212 million. Cash used in financing activities was $1.6 billion, which includes the redemption of Xerox Capital Trust's $650 million preferred securities, the scheduled repayment of $750 million of Senior Notes and net payments of $200 million on Commercial Paper partially offset by the issuance of $1.0 billion

Xerox 2011 Form 10-K

in Senior Notes. Financing activities also reflect $701 million for the repurchase of common stock and $265 million for dividends.

Total revenue is expected to grow modestly in 2012, reflecting the mix of continued solid growth in our services business partially offset by continued pressure in our technology business, which is impacted by challenging economic conditions, especially in Europe. The steady progress we've made in increasing signings for our diverse service offerings positions us well to accelerate revenue growth from Services in 2012. In our Technology business, we expect that Xerox's competitively advantaged product portfolio and expanded distribution will drive an increase in installs of Xerox equipment, maintaining our leadership in document technology.

We expect to continue our focus on cost management and productivity improvements. This will help offset the potential impact from unfavorable currency movements, pension expense and funding requirements, near-term impact of new Services contracts and economic uncertainty.

Our 2012 balance sheet and cash flow strategy includes: sustaining our working capital improvements; leveraging of our financing assets (finance receivables and equipment on operating leases); achieving an optimal cost of capital; and effectively deploying cash to maximize shareholder value through share repurchases, acquisitions and dividends.

Europe

As of and for the year ended December 31, 2011, approximately $3.5 billion of our total revenues and $3.3 billion of our total assets are based in countries where the Euro is the functional currency. Approximately $1.9 billion of those assets are finance receivables and approximately 16% of those receivables are with governmental entities. Accordingly, we are impacted by the significant challenges facing the Euro zone economies and governments, and we expect those negative impacts to continue in 2012 mainly with respect to revenue growth and bad debt provisions.

Currency Impact

To understand the trends in the business, we believe that it is helpful to analyze the impact of changes in the translation of foreign currencies into U.S. Dollars on revenue and expenses. We refer to this analysis as “currency impact” or “the impact from currency.” This impact is calculated by translating current period activity in local currency using the comparable prior year period's currency translation rate. This impact is calculated for all countries where the functional currency is the local country currency. Revenues and expenses from our developing market countries (Latin America, Brazil, the Middle East, India, Eurasia and Central-Eastern Europe) are analyzed at actual exchange rates for all periods presented, since these countries generally have unpredictable currency and inflationary environments, and our operations in these countries have historically implemented pricing actions to recover the impact of inflation and devaluation. We do not hedge the translation effect of revenues or expenses denominated in currencies where the local currency is the functional currency.

Approximately 36% of our consolidated revenues are derived from operations outside of the United States where the U.S. Dollar is normally not the functional currency. When compared with the average of the major European currencies and Canadian Dollar on a revenue-weighted basis, the U.S. Dollar was 5% weaker in 2011 and 2% stronger in 2010, each compared to the prior year. As a result, the foreign currency translation impact on revenue was a 2% benefit in 2011 and negligible in 2010.

Application of Critical Accounting Policies

In preparing our Consolidated Financial Statements and accounting for the underlying transactions and balances, we apply various accounting policies. Senior management has discussed the development and selection of the critical accounting policies, estimates and related disclosures included herein with the Audit Committee of the Board of Directors. We consider the policies discussed below as critical to understanding our Consolidated Financial Statements, as their application places the most significant demands on management's judgment, since financial reporting results rely on estimates of the effects of matters that are inherently uncertain. In instances where different estimates could have reasonably been used, we disclosed the impact of these different estimates on our operations. In certain instances, like revenue recognition for leases, the accounting rules are prescriptive; therefore, it would not have been possible to reasonably use different estimates. Changes in assumptions and estimates are

Xerox 2011 Form 10-K

reflected in the period in which they occur. The impact of such changes could be material to our results of operations and financial condition in any quarterly or annual period.
Specific risks associated with these critical accounting policies are discussed throughout the MD&A, where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, refer to Note 1 - Summary of Significant Accounting Policies in the Consolidated Financial Statements.
Revenue Recognition for Bundled Lease Arrangements
We sell our products and services under bundled lease arrangements, which typically include equipment, service, supplies and financing components for which the customer pays a single negotiated monthly fixed price for all elements over the contractual lease term. Approximately 40% of our equipment sales revenue is related to sales made under bundled lease arrangements. Typically these arrangements include an incremental, variable component for page volumes in excess of contractual page volume minimums, which are often expressed in terms of price per page. Revenues under these arrangements are allocated, considering the relative fair values of the lease and non-lease deliverables included in the bundled arrangement, based upon the estimated fair values of each element. Lease deliverables include maintenance and executory costs, equipment and financing, while non-lease deliverables generally consist of supplies and non-maintenance services. The allocation for lease deliverables begins by allocating revenues to the maintenance and executory costs plus profit thereon. These elements are generally recognized over the term of the lease as services revenue. The remaining amounts are allocated to the equipment and financing elements, which are subjected to the accounting estimates noted in “Revenue Recognition for Leases” in Note 1 - Summary of Significant Accounting Policies in the Consolidated Financial Statements.

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
Revenue Recognition for Services - Percentage-of-Completion
A portion of our services revenue is recognized using the percentage-of-completion accounting method. This method requires the use of estimates and judgment as discussed below. During 2011, we recognized approximately $320 million of revenue using the percentage-of-completion accounting method.
Revenues on certain fixed price contracts where we provide system development and implementation services related to our information technology business are recognized using the percentage-of-completion approach. Revenue is recognized over the contract term based on the percentage of development and implementation services that are provided during the period compared with the total estimated development and implementation services to be provided over the entire contract. These contracts require that we perform significant, extensive and complex design, development, modification and implementation activities for our clients' systems. Performance will often extend over long periods, and our right to receive future payment depends on our future performance in accordance with the agreement.
The percentage-of-completion methodology involves recognizing probable and reasonably estimable revenue using the percentage of services completed, on a current cumulative cost to estimated total cost basis, using a reasonably consistent profit margin over the period. Due to the longer term nature of these projects, developing the estimates of costs often requires significant judgment. Factors that must be considered in estimating the progress of work completed and ultimate cost of the projects include, but are not limited to, the availability of labor and labor productivity, the nature and complexity of the work to be performed and the impact of delayed performance. If changes occur in delivery, productivity or other factors used in developing the estimates of costs or revenues, we revise our cost and revenue estimates, which may result in increases or decreases in revenues and costs. Such revisions are reflected in income in the period in which the facts that give rise to that revision become known. If at any time these estimates indicate the contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately in cost of service. We perform ongoing profitability analysis of our services contracts in order to determine whether the latest estimates require updating.
Allowance for Doubtful Accounts and Credit Losses
We perform ongoing credit evaluations of our customers and adjust credit limits based upon customer payment

Xerox 2011 Form 10-K

history and current creditworthiness. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience adjusted for current conditions. We cannot guarantee that we will continue to experience credit loss rates similar to those we have experienced in the past. Measurement of such losses requires consideration of historical loss experience, including the need to adjust for current conditions, and judgments about the probable effects of relevant observable data, including present economic conditions such as delinquency rates and financial health of specific customers. We recorded bad debt provisions of $157 million, $188 million and $291 million in SAG expenses in our Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009, respectively.
Historically, the majority of the bad debt provision is related to our finance receivables portfolio. This provision is inherently more difficult to estimate than the provision for trade accounts receivable because the underlying lease portfolio has an average maturity, at any time, of approximately two to three years and contains past due billed amounts, as well as unbilled amounts. The estimated credit quality of any given customer and class of customer or geographic location can significantly change during the life of the portfolio. We consider all available information in our quarterly assessments of the adequacy of the provision for doubtful accounts.
Bad debt provisions decreased by $31 million in 2011. Reserves as a percentage of trade and finance receivables were 3.3% at both December 31, 2011 and 2010 and 4.1% at December 31, 2009. The improving trend in write-offs for the U.S. and Canada was offset by higher write-offs in Southern Europe. We continue to assess our receivable portfolio in light of the current economic environment and its impact on our estimation of the adequacy of the allowance for doubtful accounts. Refer to Note 4 - Receivables, Net in the Consolidated Financial Statements for additional information.
As discussed above, in preparing our Consolidated Financial Statements for the three years ended December 31, 2011, we estimated our provision for doubtful accounts based on historical experience and customer-specific collection issues. This methodology was consistently applied for all periods presented. During the five year period ended December 31, 2011, our reserve for doubtful accounts ranged from 3.1% to 4.1% of gross receivables. Holding all assumptions constant, a 1-percentage point increase or decrease in the reserve from the December 31, 2011 rate of 3.3% would change the 2011 provision by approximately $93 million.
Pension and Retiree Health Benefit Plan Assumptions
We sponsor defined benefit pension plans in various forms in several countries covering employees who meet eligibility requirements. Retiree health benefit plans cover U.S. and Canadian employees for retirement medical costs. Several statistical and other factors that attempt to anticipate future events are used in calculating the expense, liability and asset values related to our pension and retiree health benefit plans. These factors include assumptions we make about the discount rate, expected return on plan assets, rate of increase in healthcare costs, the rate of future compensation increases and mortality. Differences between these assumptions and actual experiences are reported as net actuarial gains and losses and are subject to amortization to net periodic benefit cost generally over the average remaining service lives of the employees participating in the plans. In plans where substantially all participants are inactive, the amortization period for net actuarial gains and losses is the average remaining life expectancy of the plan participants.
Cumulative actuarial losses for our defined benefit pension plans of $2.6 billion as of December 31, 2011 increased by approximately $700 million from December 31, 2010. The increase reflects the increase in our benefit obligations as a result of a lower discount rate, which was only partially offset by positive returns on plan assets in 2011 as compared to expected returns. The total actuarial loss will be amortized over future periods, subject to offsetting gains or losses that will impact the future amortization amounts.
We used a weighted average expected rate of return on plan assets of 7.2% for 2011, 7.3% for 2010 and 7.4% for 2009, on a worldwide basis. During 2011, the actual return on plan assets was $694 million. When estimating the 2012 expected rate of return, in addition to assessing recent performance, we considered the historical returns earned on plan assets, the rates of return expected in the future, particularly in light of current economic conditions, and our investment strategy and asset mix with respect to the plans' funds. The weighted average expected rate of return on plan assets we will use in 2012 is 6.9%. The reduction in the expected rate of return in 2012 as compared to 2011 reflects the expected decrease in long term capital market returns for all asset categories.
For purposes of determining the expected return on plan assets, we use a calculated value approach to determine the value of the pension plan assets, rather than a fair market value approach. The primary difference between these two methods relates to a systematic recognition of changes in fair value over time (generally two years)

Xerox 2011 Form 10-K

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
Another significant assumption affecting our pension and retiree health benefit obligations and the net periodic benefit cost is the rate that we use to discount our future anticipated benefit obligations. The discount rate reflects the current rate at which the benefit liabilities could be effectively settled considering the timing of expected payments for plan participants. In estimating this rate, we consider rates of return on high quality fixed-income investments included in published bond indices, adjusted to eliminate the effects of call provisions and differences in the timing and amounts of cash outflows related to the bonds. In the U.S. and the U.K., which comprise approximately 75% of our projected benefit obligations, we consider the Moody's Aa Corporate Bond Index and the International Index Company's iBoxx Sterling Corporate AA Cash Bond Index, respectively, in the determination of the appropriate discount rate assumptions. The weighted average discount rate we used to measure our pension obligations as of December 31, 2011 and to calculate our 2012 expense was 4.7%, which is lower than the 5.2% that was used to calculate our 2011 expense. The weighted average discount rate we used to measure our retiree health obligation as of December 31, 2011 and to calculate our 2012 expense was 4.5%, which is lower than the 4.9% that was used to calculate our 2011 expense.
The following is a summary of our benefit plan costs and funding for the three years ended December 31, 2011 as well as estimated amounts for 2012:

	Estimated	Actual
Benefit Plan Costs:	2012	2011	2010	2009
Defined benefit pension plans(1)	$321	$284	$304	$232
Curtailment gain(2)	—	(107)	—	—
Defined contribution plans	67	66	51	38
Retiree health benefit plans	13	14	32	26
Total Benefit Plan Expense	$401	$257	$387	$296

(1)	Estimated 2012 assumes settlement losses are consistent with 2011

(2)	Refer to the "Plan Amendment" section in Note 14 - Employee Benefit Plans in the Consolidated Financial Statements for further information.
Our estimated 2012 defined benefit pension plan cost is expected to be approximately $37 million higher than 2011, primarily driven by reductions in the discount rate and the corresponding increase in service cost as well as higher amortization of actuarial losses.

	Estimated	Actual
Benefit Plan Funding:	2012	2011	2010	2009
Defined benefit pension plans	$560	$556	$237	$122
Defined contribution plans	67	66	51	38
Retiree health benefit plans	80	73	92	107
Total Benefit Plan Funding	$707	$695	$380	$267
Holding all other assumptions constant, a 0.25% increase or decrease in the discount rate would change the 2012 projected net periodic pension cost by $28 million. Likewise, a 0.25% increase or decrease in the expected return on plan assets would change the 2012 projected net periodic pension cost by $18 million.
Benefit plan costs are included in several income statement components based on the related underlying employee costs. Pension and retiree health benefit plan assumptions are included in Note 14 - Employee Benefit Plans in the Consolidated Financial Statements.
Income Taxes

Xerox 2011 Form 10-K

We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in our Consolidated Balance Sheets, as well as operating loss and tax credit carryforwards. We follow very specific and detailed guidelines in each tax jurisdiction regarding the recoverability of any tax assets recorded in our Consolidated Balance Sheets and provide valuation allowances as required. We regularly review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. If we continue to operate at a loss in certain jurisdictions or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase the valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. Conversely, if and when our operations in some jurisdictions become sufficiently profitable to recover previously reserved deferred tax assets, we would reduce all or a portion of the applicable valuation allowance in the period when such determination is made. This would result in an increase to reported earnings in such period. Adjustments to our valuation allowance, through (credits) charges to income tax expense, were $(5) million, $22 million and $(11) million for the years ended December 31, 2011, 2010 and 2009, respectively. There were other (decreases) increases to our valuation allowance, including the effects of currency, of $(53) million, $11 million and $55 million for the years ended December 31, 2011, 2010 and 2009, respectively. These did not affect income tax expense in total as there was a corresponding adjustment to deferred tax assets or other comprehensive income. Gross deferred tax assets of $3.7 billion and $3.8 billion had valuation allowances of $677 million and $735 million at December 31, 2011 and 2010, respectively.
We are subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, we may incur additional tax expense based upon our assessment of the more-likely-than-not outcomes of such matters. In addition, when applicable, we adjust the previously recorded tax expense to reflect examination results. Our ongoing assessments of the more-likely-than-not outcomes of the examinations and related tax positions require judgment and can materially increase or decrease our effective tax rate, as well as impact our operating results. Unrecognized tax benefits were $225 million, $186 million and $148 million at December 31, 2011, 2010 and 2009, respectively.
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
Refer to Note 15 - Income and Other Taxes for additional information regarding deferred income taxes and unrecognized tax benefits.
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

As a result of our acquisition of ACS, as well as other acquisitions including GIS, we have a significant amount of goodwill. Goodwill is not amortized but rather is tested for impairment annually or more frequently if an event or circumstance indicates that an impairment may have been incurred.

Impairment testing for goodwill is done at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (also known as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available, and segment management regularly reviews the operating results of that component.

In the fourth quarter of 2011, we early adopted ASU No. 2011-08, Intangibles - Goodwill and Other (Topic 350) - Testing Goodwill for Impairment, which allows an entity to use a qualitative approach to test goodwill for impairment. As a result, in performing our annual impairment test, we first perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, including goodwill. If it is concluded that this is the case for one or more reporting units, we perform a detailed quantitative assessment. Our annual impairment test of goodwill is performed in the fourth quarter of each year.

Xerox 2011 Form 10-K

We performed a quantitative goodwill impairment test in 2010. The estimated fair values of our reporting units for that test were based on discounted cash flow models derived from internal earnings forecasts and assumptions. The assumptions and estimates used in those valuations considered the current economic environment. Based on these valuations, the fair values of our reporting units exceeded their carrying values by more than adequate margins. The lowest margins were in two of the three reporting units comprising our Services segment. However, these two reporting units were the direct result of our acquisition of ACS and, therefore, the lower margins were considered reasonable due, in large part, to the recent nature of the acquisition.

The qualitative assessment of goodwill impairment requires significant judgment. This assessment involves the consideration and evaluation of various factors, including macroeconomic and general economic conditions; entity-specific events such as industry and market conditions as well as reporting unit level financial performance; and other events affecting a reporting unit, such as an expectation that a reporting unit will be sold or reorganized.
After consideration of the margins from our 2010 quantitative impairment test, our 2011 qualitative assessment centered on the evaluation of the key factors from those noted above and whether there had been any significant adverse changes since the 2010 quantitative test. The assessment involved a review of internal and external sources of information necessary to monitor the relevant factors for each reporting unit, including a review of analyst reports as well as credit rating information.

We believe that our expected long-term projections with respect to revenue, operating profit and cash flows continue to be achievable based on consideration of the following:

•
Services - Services revenue grew in 2011, signings for new contracts increased 14%, and our services pipeline increased 5% over the prior year. Accordingly, we believe that we are well positioned for continued future growth in each of our services reporting units consistent with our long-term projections. As such, we continue to invest in growing our DO, BPO and ITO service offerings to commercial and government customers, both domestically and internationally.

•
Technology - In 2011, we continued to hold our number-one equipment revenue market share position and we also grew market share. We also launched 27 new products, reflecting the continued demand for our equipment. In addition, we continue to expand our distribution capabilities to serve more small and medium sized businesses.

•	Cost containment - We continue to offset pricing pressures and increased supply chain costs with cost savings from restructuring and productivity improvements.

•	Capital - We remain an investment grade company and have ready access to the capital markets, including a commercial paper program.

Based on the above, in 2011, after completing our annual qualitative reviews for each of our reporting units, we concluded that it was not more likely than not that the carrying value of any of our reporting units exceed its fair value. Accordingly, we concluded that further quantitative analysis and testing was not required, and no goodwill impairment charge was required during the fourth quarter 2011.

Refer to Note 8 - Goodwill and Intangible Assets, Net in the Consolidated Financial Statements for additional information regarding goodwill by operating segment.

Revenue Results Summary
Total Revenue
Revenue for the three years ended December 31, 2011 were as follows:

Xerox 2011 Form 10-K

	Revenues			Change		Pro-forma(1)		Percent of Total Revenue
(in millions)	2011	2010	2009	2011	2010	2011	2010	2011	2010	2009
Equipment sales	$3,856	$3,857	3,550	—%	9%	—%	9%	17%	18%	23%
Annuity revenue	18,770	17,776	11,629	6%	53%	2%	1%	83%	82%	77%
Total Revenue	$22,626	$21,633	15,179	5%	43%	2%	3%	100%	100%	100%
Memo: Color (2)	$6,795	$6,446	5,972	5%	8%	5%	8%	30%	30%	39%

Reconciliation to Condensed Consolidated Statements of Income:
Sales	$7,126	$7,234	6,646	(1)%	9%	(2)%	7%	31%	33%	43%
Less: Supplies, paper and other sales	(3,270)	(3,377)	(3,096)					(14)%	(15)%	(20)%
Equipment Sales	$3,856	$3,857	3,550	—%	9%	—%	9%	17%	18%	23%
Service, outsourcing and rentals	$14,868	$13,739	7,820	8%	76%	4%	1%	66%	64%	52%
Add: Finance income	632	660	713	(4)%	(7)%	(4)%	(7)%	3%	3%	5%
Add: Supplies, paper and other sales	3,270	3,377	3,096	(3)%	9%	(4)%	4%	14%	15%	20%
Annuity Revenue	$18,770	$17,776	$11,629	6%	53%	2%	1%	83%	82%	77%

Revenue 2011
Total revenues increased 5% compared to the prior year. Our consolidated 2011 results include a full year of revenues from ACS, which was acquired on February 5, 2010. On a pro-forma1 basis, including ACS's estimated 2010 revenues for the period from January 1 through February 5 in our historical 2010 results, the total revenue for 2011 grew 2%. Total revenue growth included a 2-percentage point positive impact from currency. Total revenues included the following:

•	Annuity revenue increased 6%, or 2% on a pro-forma[1] basis, and included a 1-percentage point positive impact from currency. Annuity revenue is comprised of the following:

▪
Service, outsourcing and rentals revenue of $14,868 million increased 8%, or 4% on a pro-forma[1] basis, and included a 2-percentage point positive impact from currency. The increase was primarily due to growth in BPO and DO revenue in our Services segment partially offset by a decline in pages. Total digital pages declined 3% despite a 2% increase in digital MIF.

▪
Supplies, paper and other sales of $3,270 million decreased 3%, or 4% on a pro-forma[1] basis, and included a 1-percentage point positive impact from currency. The decrease primarily reflected a decline in paper sales.

•	Equipment sales revenue was flat and included a 1-percentage point positive impact from currency. Favorable product mix in high-end products was offset by price declines in the range of 5% to 10%.

•	5% increase in color[2] revenue, including a 2-percentage point positive impact from currency reflecting:

▪
6% increase in color[2] annuity revenue, with a 2-percentage point positive impact from currency. The increase was driven by higher page volumes of 9% on color devices, as well as an increase in color device MIF of 14%.

▪	4% increase in color[2] equipment sales revenue, including a 2-percentage point positive impact from currency. This increase was driven by higher installs of new mid-range products.

▪	Color[2] pages represented 27% of total pages in 2011 while color device MIF represented 35% of total MIF.

Revenue 2010
Total revenues increased 43% compared to the prior year. Our consolidated 2010 results include ACS results subsequent to February 5, 2010, the effective date of the acquisition. On a pro-forma1 basis total revenue for 2010 grew 3%. Currency had a negligible impact on total revenues during 2010. Total revenues included the following:

•	Annuity revenue increased 53% or 1% on a pro-forma[1] basis, with a 1-percentage point negative impact from currency. The components of annuity revenue were as follows:

Xerox 2011 Form 10-K

▪
Service, outsourcing and rentals revenue of $13,739 million increased 76%, or 1% on a pro-forma[1] basis, and included a negligible impact from currency. The increase was driven by BPO revenue that partially offset the declines in technical service revenue which were driven by a continued but stabilizing decline in pages. Total digital pages declined 4% while color pages increased 9%. During 2010 digital MIF increased by 1% and color MIF increased by 15%.

▪
Supplies, paper and other sales of $3,377 million increased 9%, or 4% on a pro-forma[1] basis, with a 1-percentage point negative impact from currency. Growth in supplies revenues were partially offset by a decline in paper sales.

•	Equipment sales revenue increased 9% and included a 1-percentage point negative impact from currency. Growth in install activity was partially offset by price declines of approximately 5% and mix.

•	8% increase in color[2] revenue, including a 1-percentage point negative impact from currency reflecting:

▪	5% increase in color[2] annuity revenue, including a 1-percentage point negative impact from currency. The increase was driven by higher printer supplies sales and higher page volumes.

▪	12% increase in color[2] equipment sales revenue, including a 2-percentage point negative impact from currency. The increase was driven by higher installs of new products.

▪	9% growth in color pages[2] representing 23% of total pages in 2010 while color device MIF represented 31% of total MIF.
An analysis of the change in revenue for each business segment is included in the “Operations Review of Segment Revenue and Profit” section.

Costs, Expenses and Other Income
Summary of Key Financial Ratios

	Year Ended December 31,			Change				Pro-forma(1)
	2011	2010	2009	2011		2010		2011		2010
Total Gross Margin	32.8%	34.4%	39.7%	(1.6)	pts	(5.3)	pts	(1.1)	pts	(0.2)	pts
RD&E as a % of Revenue	3.2%	3.6%	5.5%	(0.4)	pts	(1.9)	pts	(0.3)	pts	(0.4)	pts
SAG as a % of Revenue	19.9%	21.2%	27.3%	(1.3)	pts	(6.1)	pts	(1.0)	pts	(0.9)	pts
Operating Margin(3)	9.8%	9.6%	6.8%	0.2	pts	2.8	pts	0.3	pts	1.0	pts
Pre-tax Income Margin	6.9%	3.8%	4.1%	3.1	pts	(0.3)	pts	3.4	pts	(2.2)	pts
Operating Margin
The operating margin3 for the year ended December 31, 2011 of 9.8% increased 0.2-percentage points, or 0.3-percentage points on a pro-forma1 basis as compared to 2010. The increase was due primarily to disciplined cost and expense management.
The operating margin3 for the year ended December 31, 2010 of 9.6% increased 2.8-percentage points, or 1.0-percentage points on a pro-forma1 basis as compared to 2009. The improvement reflects strong revenue growth and continued disciplined cost and expense management.
Note: The acquisition of ACS increased the proportion of our revenue from services, which has a lower gross margin and SAG as a percent of revenue than we historically experienced when Xerox was primarily a technology company. As a result, gross margins and SAG are also discussed below on a pro-forma basis. In 2011, for comparison purposes, we adjust our historical 2010 results to include ACS’s 2010 estimated results for the period from January 1 through February 5, 2010. In 2010, for comparison purposes, we adjust our historical 2009 results to include ACS's 2009 estimated results for the period from February 6 through December 31, 2009. We believe these pro-forma comparisons provide a perspective on the impact of the ACS acquisition on our results and trends.
Refer to the “Non-GAAP Financial Measures” section for a further explanation and discussion of this non-GAAP presentation.
Gross Margin
Gross margin for year ended December 31, 2011 of 32.8% decreased 1.6-percentage points, or 1.1-percentage

Xerox 2011 Form 10-K

points on a pro-forma1 basis as compared to 2010. The decrease was driven by the ramping of new services contracts, the impact of lower contract renewals, transaction currency and the mix of higher services revenue.
Gross margin for year ended December 31, 2010 of 34.4% decreased 5.3-percentage points, or 0.2-percentage points on a pro-forma1 basis, as compared to 2009. The decrease is primarily due to the unfavorable impact of year-over-year transaction currency.
Services gross margin for the year ended December 31, 2011 decreased 1.7-percentage points, or 1.2-percentage points on a pro-forma1 basis, as compared to 2010. The decrease is primarily due to the ramping of new services contracts within BPO and ITO and the impact of lower contract renewals.
Services gross margin for the year ended December 31, 2010 decreased 5.8-percentage points, but were essentially flat on a pro-forma1 basis as compared to 2009.
Technology gross margin for the year ended December 31, 2011 decreased by 0.9-percentage points as compared to 2010 due to the impact of price declines and the negative year-over-year impact of transaction currency. The decline was partially offset by cost productivities and restructuring savings which reflect our continued focus on cost management.
Technology gross margin for the year ended December 31, 2010 decreased by 0.8-percentage points as compared to 2009. Cost improvements and positive mix partially offset a 0.5-percentage point adverse impact from transaction currency and price declines of about 1-percentage point.

Research, Development and Engineering Expenses (“RD&E”)

	Year Ended December 31,			Change
(in millions)	2011	2010	2009	2011	2010
R&D	$613	$653	$713	$(40)	$(60)
Sustaining engineering	108	128	127	(20)	1
Total RD&E Expenses	$721	$781	$840	$(60)	$(59)
R&D Investment by Fuji Xerox(1)	$880	$821	$796	$59	$25
(1) Increase in Fuji Xerox R&D was primarily due to changes in foreign exchange rates.
RD&E as a percent of revenue for the year ended December 31, 2011 of 3.2% decreased 0.4-percentage points. In addition to lower spending, the decrease was also driven by the positive mix impact of the continued growth in Services revenue, which historically has a lower RD&E percent of revenue.
RD&E of $721 million for the year ended December 31, 2011, was $60 million lower reflecting the impact of restructuring and productivity improvements. Innovation is one of our core strengths and we continue to invest at levels that enhance this core strength, particularly in color, software and services. Xerox R&D is strategically coordinated with Fuji Xerox.
RD&E as a percent of revenue for the year ended December 31, 2010 of 3.6% decreased 1.9-percentage points reflecting savings from restructuring and productivity improvements.
RD&E of $781 million for the year ended December 31, 2010, was $59 million lower reflecting the impact of restructuring cost actions which consolidated the development and engineering infrastructures within our Technology segment.
Selling, Administrative and General Expenses (“SAG”)
SAG as a percent of revenue of 19.9% decreased 1.3-percentage points, or 1.0-percentage points on a pro-forma1 basis for the year ended December 31, 2011. In addition to spending reductions and lower compensation, the decrease was also driven by the positive mix impact from the continued growth in Services revenue, which historically has a lower SAG percent of revenue.
SAG expenses of $4,497 million for the year ended December 31, 2011 were $97 million lower than the prior year period, or $156 million lower on a pro-forma1 basis, both including a $68 million unfavorable impact from currency. The pro-forma SAG expense decrease reflects the following:

•	$68 million decrease in selling expenses reflecting the benefits from restructuring, productivity improvements

Xerox 2011 Form 10-K

and decrease in brand advertising partially offset by the impact of acquisitions.

•	$54 million decrease in general and administrative expenses primarily reflecting lower compensation as well as the benefits from restructuring and operational improvements.

•	$31 million decrease in bad debt expenses to $157 million, as improvements in write-off trends in North America were more than offset by higher write-offs in southern Europe.
SAG as a percent of revenue of 21.2% decreased 6.1-percentage points, or 0.9-percentage points on a pro-forma1 basis for the year ended December 31, 2010.
SAG expenses of $4,594 million for the year ended December 31, 2010 was $445 million higher than 2009, or $57 million lower on a pro-forma1 basis, including a negligible impact from currency. The pro-forma SAG decrease reflects the following:

•	$137 million increase in selling expenses, reflecting increased demand generation and brand advertising and higher commissions partially offset by restructuring savings and productivity improvements.

•	$86 million decrease in general and administrative expenses, reflecting benefits from restructuring and operational improvements.

•	$108 million decrease in bad debt expense, to $188 million, reflecting an improved write-off trend.

Restructuring and Asset Impairment Charges

During the year ended December 31, 2011, we recorded net restructuring and asset impairment charges of $33 million ($18 million after-tax), which included the following:

•
$98 million of severance costs related to headcount reductions of approximately 3,900 employees primarily in North America. The actions impacted several functional areas, and approximately 55% of the costs were focused on gross margin improvements, 36% on SAG and 9% on the optimization of RD&E investments.

•	$1 million for lease termination costs.

•	$5 million of asset impairment losses from the disposition of two aircraft associated with the restructuring of our corporate aviation operations.

•	The above charges were partially offset by $71 million of net reversals for changes in estimated reserves from prior period initiatives.
We expect 2012 pre-tax savings of approximately $60 million from our 2011 restructuring actions.
To date we have identified and approved additional restructuring initiatives of approximately $25 million for the first quarter of 2012. These actions are expected to impact all geographies and segments with approximately equal focus on SAG reductions, gross margin improvements and optimization of RD&E investments.
During the year ended December 31, 2010, we recorded $483 million of net restructuring and asset impairment charges which included the following:

•
$470 million of severance costs related to headcount reductions of approximately 9,000 employees. The costs associated with these actions applied about equally to North America and Europe, with approximately 20% related to our developing market countries. Approximately 50% of the costs were focused on gross margin improvements, 40% on SAG and 10% on the optimization of RD&E investments and impacted the following functional areas:

◦	Services
◦Supply chain and manufacturing
◦Back office administration

◦	Development and engineering

•	$28 million for lease termination costs primarily reflecting the continued rationalization and optimization of our worldwide operating locations, including consolidations with ACS.

•
$19 million loss associated with the sale of our Venezuelan subsidiary. The loss primarily reflects the write-off our Venezuelan net assets including working capital and long-lived assets. We continue to sell equipment, parts and supplies to the acquiring company through a distribution arrangement but no longer have any direct or local operations in Venezuela.

•	The above charges were partially offset by $41 million of net reversals for changes in estimated reserves from prior period initiatives.
Restructuring Summary
The restructuring reserve balance as of December 31, 2011 for all programs was $123 million, of which approximately $116 million is expected to be spent over the next twelve months. Refer to Note 9, Restructuring and Asset

Xerox 2011 Form 10-K

Impairment Charges, in the Consolidated Financial Statements for additional information regarding our restructuring programs.
Acquisition Related Costs
Costs of $77 million were incurred during 2010 in connection with our acquisition of ACS. These costs include $53 million of transaction costs, which represent external costs directly related to completing the acquisition of ACS. The remainder of the acquisition-related costs represents external incremental costs directly related to the integration of ACS and Xerox.

Costs of $72 million were incurred during 2009 in connection with our acquisition of ACS. $58 million of the costs relate to the write-off of fees associated with a Bridge Loan Facility commitment which was terminated as a result of securing permanent financing to fund the acquisition. The remainder of the costs represent transaction costs such as banking, legal and accounting fees, as well as some pre-integration costs such as external consulting services.
Amortization of Intangible Assets
During the year ended December 31, 2011, we recorded $398 million of expense related to the amortization of intangible assets, which is $86 million higher than the prior year. $52 million of the increase reflects the accelerated write-off of the ACS trade name as a result of the decision to discontinue its use and transition the services business to the "Xerox Services" trade name. The remainder of the increase primarily reflects the additional month of amortization of intangibles associated with our acquisition of ACS in 2010 as well as the amortization of intangible assets associated with other prior year acquisitions.
Curtailment Gain
In December 2011, we amended all of our primary non-union U.S. defined benefit pension plans for salaried employees. Our primary qualified plans had previously been amended to freeze the final average pay formulas within the plans as of December 31, 2012, but the cash balance service credit was expected to continue post December 31, 2012. The 2011 amendments now fully freeze benefit and service accruals after December 31, 2012 for these plans, including the related non-qualified plans. As a result of these plan amendments, we recognized a pre-tax curtailment gain of $107 million ($66 million after-tax), which represents the recognition of deferred gains from other prior year amendments ("prior service credits") as a result of the discontinuation ("freeze") of any future benefit or service accrual period. The amendments are not expected to materially impact 2012 pension expense.
Worldwide Employment
Worldwide employment of 139,650 at December 31, 2011 increased approximately 3,100 from December 31, 2010, primarily due to the impact of acquisitions partially offset by restructuring related actions. Worldwide employment was approximately 136,500 and 53,600 at December 2010 and 2009, respectively.
Other Expenses, Net

	Year Ended December 31,
(in millions)	2011	2010	2009
Non-financing interest expense	$247	$346	$256
Interest income	(21)	(19)	(21)
Gains on sales of businesses and assets	(9)	(18)	(16)
Currency losses, net	12	11	26
ACS shareholders litigation settlement	—	36	—
Litigation matters	11	(4)	9
Loss on early extinguishment of liability	33	15	—
All other expenses, net	49	22	31
Total Other Expenses, Net	$322	$389	$285

Non-Financing Interest Expense: Non-financing interest expense for the year ended December 31, 2011 of $247 million was $99 million lower than prior year. The decreases in interest expense reflects a lower average debt balance

Xerox 2011 Form 10-K

due to the repayments of Senior Notes, as well as the benefit of lower borrowing costs achieved as a result of refinancing existing debt and utilizing the commercial paper program.
Non-financing interest expense for the year ended December 31, 2010 of $346 million was $90 million higher than the prior year. The increase is due to higher average debt balances primarily resulting from the funding of the ACS acquisition, partially offset by the early extinguishment of certain debt instruments as well as the scheduled repayments of other debt.

Gains on Sales of Businesses and Assets: Gains on sales of businesses and assets for the three years ended December 31, 2011 were primarily related to the sales of certain surplus facilities in Latin America.

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

The 2011 net currency losses were primarily due to the significant movement in exchange rates during the third quarter of 2011 among the U.S. Dollar, Euro, Yen and several developing market currencies.

The 2010 net currency losses,include a currency loss of $21 million for the re-measurement of our Venezuelan Bolivar denominated monetary net assets following a devaluation of the Bolivar in the first quarter of 2010 . This loss was partially offset by a cumulative translation gain of $6 million that was recognized upon the repatriation of cash and liquidation of a foreign subsidiary.

The 2009 net currency losses were primarily due to the significant movement in exchange rates among the U.S. Dollar, Euro and Yen in the first quarter of 2009, as well as the increased cost of hedging, particularly in our developing markets.
ACS Shareholders' Litigation Settlement: The 2010 expense of $36 million relates to the settlement of claims by ACS shareholders arising from our acquisition of ACS in 2010. The total settlement for all defendants was approximately $69 million, with Xerox paying approximately $36 million net of insurance proceeds.
Litigation Matters: Litigation matters for 2011, 2010 and 2009 represent charges related to probable losses for various legal matters, none of which were individually material. Refer to Note 16 - Contingencies and Litigation, in the Consolidated Financial Statements for additional information regarding litigation against the Company.
Loss on Early Extinguishment of Liability: In May 2011, Xerox Capital Trust I, our wholly-owned subsidiary trust, redeemed its $650 million 8% Preferred Securities due in 2027. The redemption resulted in a pre-tax loss of $33 million ($20 million after-tax), representing the call premium of approximately $10 million as well as the write-off of unamortized debt costs and other liability carrying value adjustments of $23 million.

The 2010 loss on early extinguishment of liability of $15 million represents the loss associated with the redemption of senior and medium-term notes in the fourth quarter 2010 and reflects a call premium and the write-off of unamortized debt costs.
All Other Expenses, Net: All other expenses, net for the year ended December 31, 2011 increased $27 million driven in part by higher fees associated with the sale of receivables as well as higher interest expense on the Brazil tax and labor contingencies. All Other expenses, net for the year ended December 31, 2010 decreased $9 million, primarily due to lower interest expense on the Brazil tax and labor contingencies.
Income Taxes
The 2011 effective tax rate was 24.7% or 27.5% on an adjusted basis3. The adjusted tax rate for the year was lower than the U.S. statutory rate primarily due to the geographical mix of profits as well as a higher foreign tax credit benefit as a result of our decision to repatriate current year income from certain non-U.S. subsidiaries.
The 2010 effective tax rate was 31.4% or 31.2% on an adjusted basis3. The adjusted tax rate for the year was lower than the U.S. statutory rate primarily due to the geographical mix of income before taxes and the related tax rates in those jurisdictions as well as the U.S. tax impacts on certain foreign income and tax law changes.

Xerox 2011 Form 10-K

The 2009 effective tax rate was 24.2% or 25.8% on an adjusted basis3. The adjusted tax rate for the year was lower than the U.S. statutory rate primarily reflecting the benefit to taxes from the geographical mix of income before taxes and the related effective tax rates in those jurisdictions and the settlement of certain previously unrecognized tax benefits partially offset by a reduction in the utilization of foreign tax credits.
Xerox operations are widely dispersed. The statutory tax rate in most non U.S. jurisdictions is lower than the combined U.S. and state tax rate. The amount of income subject to these lower foreign rates relative to the amount of U.S. income will impact our effective tax rate. However, no one country outside of the U.S. is a significant factor to our overall effective tax rate. Certain foreign income is subject to U.S. tax net of any available foreign tax credits. Our full year effective tax rate for 2011 includes a benefit of approximately 10 percentage points from these non U.S. operations. Refer to Note 15 - Income and Other Taxes, in the Consolidated Financial Statements for additional information regarding the geographic mix of income before taxes and the related impacts on our effective tax rate.
Our effective tax rate is based on nonrecurring events as well as recurring factors, including the taxation of foreign income. In addition, our effective tax rate will change based on discrete or other nonrecurring events (such as audit settlements) that may not be predictable. We anticipate that our effective tax rate for 2012 will be approximately 29%, excluding the effects of intangibles amortization and any discrete events.
Equity in Net Income of Unconsolidated Affiliates

	Year Ended December 31,
(in millions)	2011	2010	2009
Total equity in net income of unconsolidated affiliates	$149	$78	$41
Fuji Xerox after-tax restructuring costs	19	38	46
Equity in net income of unconsolidated affiliates primarily reflects our 25% share of Fuji Xerox.
The 2011 increase of $71 million was primarily due to an increase in Fuji Xerox’s net income, which was primarily driven by higher revenue and cost improvements as well as the strengthening of the Yen and lower restructuring costs.
The 2010 increase of $37 million from 2009 was primarily due to an increase in Fuji Xerox’s net income, which was primarily driven by higher revenue and cost improvements, as well as lower restructuring costs.

Net Income
Net income attributable to Xerox for the year ended December 31, 2011 was $1,295 million, or $0.90 per diluted share. On an adjusted basis3, net income attributable to Xerox was $1,563 million, or $1.08 per diluted share, and included adjustments for the amortization of intangible assets and the loss on early extinguishment of liability.
Net income attributable to Xerox for the year ended December 31, 2010 was $606 million, or $0.43 per diluted share. On an adjusted basis3, net income attributable to Xerox was $1,296 million, or $0.94 per diluted share, and included adjustments for the amortization of intangible assets, restructuring and asset impairment charges (including those incurred by Fuji Xerox), acquisition-related costs and other discrete costs and expenses.
Refer to the the "Non-GAAP Financial Measures" section for the reconciliation of reported net income to adjusted net income.

Recent Accounting Pronouncements
Refer to Note 1 - Summary of Significant Accounting Policies in the Consolidated Financial Statements for a description of recent accounting pronouncements including the respective dates of adoption and the effects on results of operations and financial conditions.

Operations Review of Segment Revenue and Profit

Our reportable segments are consistent with how we manage the business and view the markets we serve. Our reportable segments are Technology, Services and Other. Revenues by segment for the three years ended December 31, 2011 were as follows:

Xerox 2011 Form 10-K

(in millions)	Total Revenue	Segment Profit (Loss)	Segment Margin
2011
Service	$10,837	$1,207	11.1%
Technology	10,259	1,140	11.1%
Other	1,530	(255)	(16.7)%
Total	$22,626	$2,092	9.2%

2010
Service	$9,637	1,132	11.7%
Technology	10,349	1,085	10.5%
Other	1,647	(342)	(20.8)%
Total	$21,633	$1,875	8.7%

2009
Service	$3,476	$231	6.6%
Technology	10,067	949	9.4%
Other	1,636	(342)	(20.9)%
Total	$15,179	$838	5.5%

2010 Pro-forma(1)
Service	$10,256	$1,166	11.4%
Technology	10,349	1,085	10.5%
Other	1,647	(353)	(21.4)%
Total	$22,252	$1,898	8.5%

2009 Pro-forma(1)
Service	$9,379	$1,008	10.7%
Technology	10,067	949	9.4%
Other	1,636	(447)	(27.3)%
Total	$21,082	$1,510	7.2%

Services
Our Services segment comprises three service offerings: Business Process Outsourcing (“BPO”), Information Technology Outsourcing (“ITO”) and Document Outsourcing (“DO”). The DO business included within the Services segment essentially represents Xerox’s pre-ACS acquisition outsourcing business, as ACS’s outsourcing business is reported as BPO and ITO revenue.
Services segment revenues for the three years ended December 31, 2011 were as follows:

	Revenue			Change		Pro-forma(1) Change
(in millions)	2011	2010	2009	2011	2010	2011	2010
Business Processing Outsourcing	$6,035	$5,112	$94	18%	*	8%	8%
Document Outsourcing	3,584	3,297	3,382	9%	(3)%	9%	(3)%
Information Technology Outsourcing	1,326	1,249	—	6%	*	(4)%	—
Less: Intra-segment Elimination	(108)	(21)	—	*	*	*	—
Total Services Revenue	$10,837	$9,637	$3,476	12%	177%	6%	3%
____________________________
* Percent not meaningful.

Xerox 2011 Form 10-K

Note: The Services segment is discussed on a pro-forma1 basis. In 2011, for comparison purposes, we adjust our historical 2010 results to include ACS’s 2010 estimated results for the period from January 1 through February 5, 2010. In 2010, for comparison purposes, we adjust our historical 2009 results to include ACS's 2009 estimated results for the period from February 6 through December 31, 2009. We believe these pro-forma comparisons provide a perspective on the impact of the ACS acquisition on our results and trends. Refer to the “Non-GAAP Financial Measures” section for a further explanation and discussion of this non-GAAP presentation.
Revenue 2011
Services revenue of $10,837 million increased 12% or 6% on a pro-forma1 basis, with no impact from currency.

•
BPO revenue had pro-forma[1] revenue growth of 8% and represented 55% of total Services revenue. The growth in BPO was primarily driven by acquisitions over the past two years consistent with our strategy to expand our service offerings through "tuck-in" acquisitions. BPO growth was also driven to a lesser extent by growth in the healthcare payer, human resources services, business process solutions and transportation solutions businesses.

•
DO revenue increased 9%, including a 2-percentage point positive impact from currency, and represented 33% of total Services revenue. The increase reflects an improving growth trend from our partner print services offerings as well as new signings.

•
ITO revenue on a pro-forma[1] basis decreased 4% and represented 12% of total Services revenue. The decrease in ITO revenue was driven by lower third-party equipment sales as well as the impact of lower contract renewals partially offset by growth in new commercial business.

Segment Margin 2011
Services segment margin of 11.1% decreased 0.6-percentage points, or 0.3-percentage points on a pro-forma1 basis, from the prior year as the gross margin decline, which was driven by the ramping of new services contracts and the impact of lower contract renewals, more than offset the lower costs and expenses from restructuring and synergy savings.
Metrics
Pipeline
Our total services sales pipeline at December 31, 2011, including synergy opportunities, grew 5% over the prior year. We have been able to maintain a significant pipeline since the ACS acquisition. This sales pipeline includes the Total Contract Value (“TCV”) of new business opportunities that potentially could be contracted within the next six months and excludes business opportunities with estimated annual recurring revenue in excess of $100 million.
Signings
Signings are defined as estimated future revenues from contracts signed during the period, including renewals of existing contracts.

TCV represents the estimated future contract revenue for pipeline or signed contracts for signings, as applicable.
Signings were as follows:

	Year Ended December 31,
(in billions)	2011	2010
BPO	$6.8	$10.0
DO	4.4	3.3
ITO	3.4	1.3
Total Signings	$14.6	$14.6
Services signings were an estimated $14.6 billion in TCV for 2011 and were flat as compared to the prior year and were impacted by the cyclicality of large deals, particularly the California Medicaid signing in 2010. However, signings did trend positively in 2011, increasing sequentially for the last three quarters of the year. Estimated services signings of $14.6 billion in 2010 increased by 13% as compared to the comparable prior-year period driven by strong signings in all lines of businesses.
Revenue 2010
Services revenue of $9,637 million increased 177%, or 3% on a pro-forma1 basis, including a negligible impact from currency.

Xerox 2011 Form 10-K

•
BPO delivered pro-forma[1] revenue growth of 8% and represented 53% of total Services revenue. BPO growth was driven by healthcare services, customer care, transportation solutions, healthcare payer services and acquisitions during the year.

•
DO revenue decreased 3%, including a negligible impact from currency, and represented 34% of total Services revenue. The decrease primarily reflects the continued impact of the weak economy in 2010 on usage levels and renewal rates.

•	ITO revenue was flat on a pro-forma[1] basis and represented 13% of total Services revenue.
Segment Margin 2010
Services segment margin of 11.7% increased 5.1-percentage points, or 1.0-percentage points on a pro-forma1 basis, from 2009 primarily driven by BPO revenue growth and lower G&A expenses.

Technology
Our Technology segment includes the sale of products and supplies, as well as the associated technical service and financing of those products. The Technology segment represents our pre-ACS acquisition equipment-related business exclusive of our document outsourcing business, which was integrated into the Services segment together with the acquired ACS outsourcing businesses – business process outsourcing and information technology outsourcing.
Revenue

	Year Ended December 31,			Change
(in millions)	2011	2010	2009	2011	2010
Equipment sales	$3,277	$3,404	$3,137	(4)%	9%
Annuity revenue	6,982	6,945	6,930	1%	—%
Total Revenue	$10,259	$10,349	$10,067	(1)%	3%
Revenue 2011
Technology revenue of $10,259 million decreased 1%, including a 2-percentage points positive impact from currency. Total revenues include the following:

•
4% decrease in equipment sales revenue with a 1-percentage point positive impact from currency primarily driven by a decline in Europe reflecting the economic conditions in the Euro Zone, particularly in the fourth quarter 2011. In addition, install declines of entry and mono products were only partially offset by install growth in mid-range and high-end color products. Consistent with prior years, price declines were in the range of 5% to 10%. Technology revenue excludes increasing revenues in our DO offerings.

•	1% increase in annuity revenue, including a 2-percentage point positive impact from currency. An increase in supplies revenue increase was offset by a decline in pages.

•	Technology revenue mix is 22% entry, 57% mid-range and 21% high-end.
Segment Margin 2011
Technology segment margin of 11.1% increased 0.6-percentage points from prior year. Lower cost and expense from restructuring savings in addition to an increase in equity in net income from unconsolidated affiliates more than offset the gross margin decline.
Installs 2011
Entry
4% decrease in entry black-and-white and color multifunction devices and color printers reflecting:
•A decline in sales to OEM partners
•A decline in developing markets due in part to a very strong 2010 in which installs increased significantly
These declines were partially offset by growth in newly launched products such as the WorkCentre® 3045 and WorkCentre® 6015.

Mid-Range

•
26% increase in installs of mid-range color devices driven primarily by demand for new products, such as the WorkCentre® 7530/7535, WorkCentre® 7545/7556 and WorkCentre® 7120 and the Xerox Color 550/560. This growth has enabled market share gains in the fastest growing and most profitable segment of the office color market.

•	2% increase in installs of mid-range black-and-white devices driven by strong demand for the recently launched

Xerox 2011 Form 10-K

WorkCentre® 5325/5330/5335 product partially offset by declines in Europe.
High-End

•
7% increase in installs of high-end color systems driven primarily by installs of our market-leading Xerox Color 800 and 1000 and iGen as well as strong demand for the recently launched Xerox Color 770 and the DocuColorTM 8080. These products have improved our offerings in the entry production color product category.

•8% decrease in installs of high-end black-and-white systems driven by declines across most product areas.
Install activity percentages include installations for Document Outsourcing and the Xerox-branded product shipments to GIS. Descriptions of “Entry”, “Mid-range” and “High-end” are defined in Note 2 - Segment Reporting, in the Consolidated Financial Statements.
Revenue 2010
Technology revenue of $10,349 million increased 3%, including a negligible impact from currency and reflected solid install and related equipment revenue growth including the launch of 21 new products in 2010. Total revenues include the following:

•	9% increase in equipment sales revenue, with a 1-percentage point negative impact from currency, driven primarily by a install growth across all color product categories.

•
Annuity revenue was flat compared to prior year, with a 1-percentage point negative impact from currency, as increased supplies sales were offset by lower service revenues reflecting decreased but stabilizing page volumes.

•	Technology revenue mix is 22% entry, 56% mid-range and 22% high-end.
Segment Margin 2010
Technology segment margin of 10.5% increased 1.1-percentage points from prior year period. Lower cost and expense from restructuring savings in addition to an increase in equity in net income from unconsolidated affiliates more than offset the gross margin decline.
Installs 2010
Entry

•	46% increase in installs of A4 black-and-white multifunction devices driven by growth in developing markets and indirect channels.
•39% increase in install of A4 color multifunction devices driven by demand for new products.
•4% increase in installs of color printers.

Mid-Range
•4% increase in installs of mid-range black-and-white devices.
•27% increase in installs of mid-range color devices primarily driven by demand for new products, such as the Xerox Color 550/560, WorkCentre 7545/7556 and WorkCentre 7120/7700, and the continued strong demand for the ColorQube.
High-End
•8% decrease in installs of high-end black-and-white systems, reflecting declines across most product areas.
•26% increase in installs of high-end color systems reflecting strong demand for the recently launched Xerox Color 800 and 1000.
Install activity percentages include installations for Document Outsourcing and the Xerox-branded product shipments to GIS. Descriptions of “Entry”, “Mid-range” and “High-end” are defined in Note 2 - Segment Reporting in the Consolidated Financial Statements.
Other
Revenue 2011
Other segment revenue of $1,530 million decreased 7%, including 2-percentage points positive impact from currency, due to a decline in paper sales, wide format systems and other supplies partially offset by an increase in revenue from patent sales and licensing as noted below. Paper comprised approximately 59% of the 2011 Other segment revenue.
In the fourth quarter of 2011, we entered into an agreement with another company that included, among other items, the sale of certain patents and the cross-licensing of certain patents of each party, pursuant to which we received an up-front payment with the remaining amount payable in two equal annual installment payments. Consistent with our accounting

Xerox 2011 Form 10-K

policy for these transactions, revenue associated with this agreement will be recorded as earned and only to the extent of cash received. During the fourth quarter 2011, the Other segment included revenue and pre-tax income/segment profit of approximately $32 million and $26 million ($16 million after-tax), respectively, which is net of certain expenses paid in connection with this agreement. We expect to recognize additional revenue and pre-tax income/segment profit of approximately $12 million and $8 million ($5 million after-tax), respectively, in each of the next two years in the Other Segment related to this agreement.

Segment Loss 2011
Other segment loss of $255 million, improved $87 million from the prior year, primarily driven by lower non-financing interest expense and SAG expense.
Revenue 2010
Other segment revenue of $1,647 million increased 1%, including a negligible impact from currency. Increases in GIS's network integration and electronic presentation systems and wide format sales offset a decline in paper sales. Paper comprised approximately 58% of the 2010 Other segment revenue.

Segment Loss 2010
Other segment loss of $342 million was flat from the prior year as higher gross profit reflecting an increase in gross margins from the mix of revenues was partially offset by higher interest expense associated with funding for the ACS acquisition.
____________________________

(1)
Results are discussed primarily on a pro-forma basis and include ACS’s estimated results from January 1 through February 5 in 2010 and ACS's estimated results from February 6 through December 31 in 2009. See the “Non-GAAP Financial Measures” section for an explanation of these non-GAAP financial measures.

(2)	Color revenues and pages represent revenues and pages from color enabled devices and is a subset of total revenues and excludes Global Imaging Systems, Inc. (“GIS”).
(3)See the “Non-GAAP Financial Measures” section for an explanation of this non-GAAP financial measure.

Capital Resources and Liquidity
Our ability to maintain positive liquidity going forward depends on our ability to continue to generate cash from operations and access the financial capital markets, both of which are subject to general economic, financial, competitive, legislative, regulatory and other market factors that are beyond our control.

•
As of December 31, 2011 and 2010, total cash and cash equivalents were $902 million and $1.2 billion, respectively, borrowings under our Commercial Paper Programs were $100 million and $300 million, respectively, and there were no outstanding borrowings or letters of credit under our $2 billion Credit Facility for either year end. The decrease in our cash balance was largely due to the use of a portion of our cash balance to fund share repurchases in 2011.

•
Our Commercial Paper program was established in 2010 as a means to reduce our cost of capital and to provide us with an additional liquidity vehicle in the market. Aggregate Commercial Paper and Credit Facility borrowings may not exceed the borrowing capacity under our Credit Facility at any time.

•
Over the past three years we have consistently delivered strong cash flow from operations driven by the strength of our annuity based revenue model. Cash flows from operations were $1,961 million, $2,726 million and $2,208 million for the three years ended December 31, 2011, respectively. We expect cash flows from operations between $2.0 and $2.3 billion for 2012.

Cash Flow Analysis
The following summarizes our cash flows for the three years ended December 31, 2011, as reported in our Consolidated Statements of Cash Flows in the accompanying Consolidated Financial Statements:

Xerox 2011 Form 10-K

	Year Ended December 31,			Change
(in millions)	2011	2010	2009	2011	2010
Net cash provided by operating activities	$1,961	$2,726	$2,208	$(765)	$518
Net cash used in investing activities	(675)	(2,178)	(343)	1,503	(1,835)
Net cash (used in) provided by financing activities	(1,586)	(3,116)	692	1,530	(3,808)
Effect of exchange rate changes on cash and cash equivalents	(9)	(20)	13	11	(33)
(Decrease) increase in cash and cash equivalents	(309)	(2,588)	2,570	2,279	(5,158)
Cash and cash equivalents at beginning of year	1,211	3,799	1,229	(2,588)	2,570
Cash and Cash Equivalents at End of Year	$902	$1,211	$3,799	$(309)	$(2,588)
Cash Flows from Operating Activities
Net cash provided by operating activities was $1,961 million for the year ended December 31, 2011. The $765 million decrease in cash from 2010 was primarily due to the following:

•	$533 million decrease due to lower benefit from changes in accounts payable and accrued compensation primarily related to the timing of payments as well as lower spending.

•	$189 million decrease due to higher contributions to our defined benefit pension plans.

•	$101 million decrease as a result of up-front costs and other customer related spending associated primarily with new services contracts.

•	$65 million decrease from higher net income tax payments primarily due to refunds in the prior year.

•	$49 million decrease due to higher finance receivables of $39 million and equipment on operating leases of $10 million both reflective of increased equipment placements.

•	$46 million decrease in derivatives primarily due to the absence of proceeds from the early termination of certain interest rate swaps.

•	$16 million decrease due to a lower benefit from accounts receivable sales partially offset by improved collections.

•	$290 million increase in pre-tax income before depreciation and amortization, litigation, restructuring, curtailment and the Venezuelan currency devaluation.

•	$113 million increase due to the absence of cash outflows from acquisition-related expenditures.

In September 2011, we elected to make a U.S. pension contribution of 16.6 million shares of our common stock, with an aggregate value of approximately $130 million, to meet our planned level of funding for 2011.

Net cash provided by operating activities was $2,726 million for the year ended December 31, 2010 and includes $113 million of cash outflows for acquisition related costs. The $518 million increase in cash from 2009 was primarily due to the following:

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

•
$115 million decrease primarily due to higher contributions to our U.S. pension plans. No contributions were made in 2009 to our U.S. pension plans due to the availability of prior years' credit balances.

Cash Flows from Investing Activities
Net cash used in investing activities was $675 million for the year ended December 31, 2011. The $1,503 million decrease in the use of cash from 2010 was primarily due to the following:

•	$1,522 million decrease in acquisitions. 2011 acquisitions include Unamic/HCN for $55 million, ESM for $43

Xerox 2011 Form 10-K

million, Concept Group for $41 million, MBM for $42 million, Breakaway for $18 million and ten smaller acquisitions for an aggregate of $46 million as well as a net cash receipt of $35 million for Symcor. 2010 acquisitions include ACS for $1,495 million, ExcellerateHRO, LLP ("EHRO") for $125 million, TMS Health, LLC ("TMS") for $48 million, Irish Business Systems Limited ("IBS") for $29 million, Georgia Duplicating Products for $21 million and Spur Information Solutions for $12 million.

•	$24 million increase due to lower cash proceeds from asset sales.

Net cash used in investing activities was $2,178 million for the year ended December 31, 2010. The $1,835 million increase in the use of cash from 2009 was primarily due to the following:

•
$1,571 million increase primarily due to the acquisitions of ACS for $1,495 million, EHRO for $125 million, TMS for $48 million, IBS for $29 million, Georgia Duplicating Products for $21 million and Spur Information Solutions for $12 million.

•	$326 million increase due to higher capital expenditures (including internal use software) primarily as a result of the inclusion of ACS in 2010.

•	$35 million decrease due to higher cash proceeds from asset sales.
Cash Flows from Financing Activities
Net cash used in financing activities was $1,586 million for the year ended December 31, 2011. The $1,530 million decrease in the use of cash from 2010 was primarily due to the following:

•
$3,105 million decrease from net debt activity. 2011 includes proceeds of $1.0 billion from the issuance of Senior Notes offset by the repayment of $750 million for Senior Notes due in 2011 and net payments of $200 million of Commercial Paper and $1 million other debt. 2010 includes the repayments of $1,733 million of ACS's debt on the acquisition date, $950 million of Senior Notes, $550 million early redemption of the 2013 Senior Notes, net payments of $109 million of other debt and $14 million of debt issuance costs for the bridge loan facility commitment, which was terminated in 2009. These payments were offset by net proceeds of $300 million from Commercial Paper.

•	$701 million increase resulting from the resumption of our share repurchase program.

•	$670 million increase reflecting the payment of our liability to Xerox Capital Trust I in connection with their redemption of preferred securities.

•	$139 million increase due to lower proceeds from the issuances of common stock under our stock option plans.

•	$26 million increase reflecting a full year of dividend payments on shares issued in connection with the acquisition of ACS in 2010.

•	$12 million increase due to higher share repurchases related to employee withholding taxes on stock-based compensation vesting.

Net cash used in financing activities was $3,116 million for the year ended December 31, 2010. The $3,808 million decrease in cash from 2009 was primarily due to the following:

•
$3,980 million decrease due to net debt activity. 2010 includes the repayments of $1,733 million of ACS's debt on the acquisition date, $950 million of Senior Notes, $550 million early redemption of the 2013 Senior Notes, net payments of $109 million on other debt and $14 million of debt issuance costs for the bridge loan facility commitment, which was terminated in 2009. These payments were offset by net proceeds of $300 million from Commercial Paper issued under a program we initiated during the fourth quarter 2010. 2009 reflects the repayment of $1,029 million for Senior Notes due in 2009, net payments of $448 million for Zero Coupon Notes, net payments of $246 million on the Credit Facility, net payments of $35 million primarily for foreign short-term borrowings, net payments of $57 million for secured debt and $44 million of debt issuance costs for the Bridge Loan Facility commitment which was terminated. These payments were partially offset by net proceeds of $2,725 million from the issuance of Senior Notes in May and December 2009.

•	$66 million decrease reflecting dividends on an additional number of outstanding shares as a result of the acquisition of ACS.

•
$182 million increase due to proceeds from the issuance of common stock primarily as a result of the exercise of stock options issued under the former ACS plans as well as the exercise of stock options from several expiring grants.

Financing Activities, Credit Facility and Capital Markets
Customer Financing Activities
We provide lease equipment financing to our customers, primarily in our Technology segment. Our lease contracts permit customers to pay for equipment over time rather than at the date of installation. Our investment in these contracts is reflected in Total finance assets, net. We currently fund our customer financing activity through cash

Xerox 2011 Form 10-K

generated from operations, cash on hand, borrowings under bank credit facilities and proceeds from capital markets offerings.

We have arrangements in certain international countries and domestically with our small and medium sized customers, where third-party financial institutions independently provide lease financing, on a non-recourse basis to Xerox, directly to our customers. In these arrangements, we sell and transfer title of the equipment to these financial institutions. Generally, we have no continuing ownership rights in the equipment subsequent to its sale; therefore, the unrelated third-party finance receivable and debt are not included in our Consolidated Financial Statements.
The following represents our Total finance assets, net associated with our lease and finance operations:

	December 31,
(in millions)	2011	2010
Total Finance receivables, net(1)	$6,362	$6,620
Equipment on operating leases, net	533	530
Total Finance Assets, net	$6,895	$7,150
____________________________

(1)	Includes (i) billed portion of finance receivables, net, (ii) finance receivables, net and (iii) finance receivables due after one year, net as included in our Consolidated Balance Sheets.
The decrease of $255 million in Total finance assets, net includes unfavorable currency of $63 million, and reflects the decrease in equipment sales over the past several years prior to 2011 as well as equipment sales growth in regions or operations where we do not have direct leasing.
Our lease contracts permit customers to pay for equipment over time rather than at the date of installation; therefore, we maintain a certain level of debt, referred to as financing debt, to support our investment in these lease contracts or Total finance assets, net. We maintain this financing debt at an assumed 7:1 leverage ratio of debt to equity as compared to our Total finance assets, net for this financing aspect of our business. Based on this leverage, the following represents the breakdown of our total debt at December 31, 2011 and 2010 between financing debt and core debt:

	December 31,
(in millions)	2011	2010
Financing debt(1)	$6,033	$6,256
Core debt	2,600	2,351
Total Debt	$8,633	$8,607
____________________________

(1)
Financing debt includes $5,567 million and $5,793 million as of December 31, 2011 and December 31, 2010, respectively, of debt associated with Total finance receivables, net and is the basis for our calculation of “Equipment financing interest” expense. The remainder of the financing debt is associated with Equipment on operating leases.

The following summarizes our total debt at December 31, 2011 and 2010:

	December 31,
(in millions)	2011	2010
Principal debt balance(1)	$8,450	$8,380
Net unamortized discount	(7)	(1)
Fair value adjustments	190	228
Total Debt	8,633	8,607
Less: Current maturities and short-term debt	(1,545)	(1,370)
Total Long-term Debt	$7,088	$7,237
____________________________

(1)
Includes Commercial Paper of $100 million and $300 million as of December 31, 2011 and 2010, respectively. The 2011 balance also includes $650 million in debt resulting from the refinancing of the Xerox Capital Trust I preferred securities.

Sales of Accounts Receivable

Xerox 2011 Form 10-K

We have facilities in the U.S., Canada and several countries in Europe that enable us to sell to third-parties, on an on-going basis, certain accounts receivables without recourse. The accounts receivables sold are generally short-term trade receivables with payment due dates of less than 60 days. Accounts receivables sales were as follows:

	Year Ended December 31,
(in millions)	2011	2010	2009
Accounts receivable sales	$3,218	$2,374	$1,566
Deferred proceeds	386	307	—
Fees associated with sales	20	15	13
Estimated increase to operating cash flows(1)	133	106	309
____________________________

(1)
Represents the difference between current and prior year fourth quarter receivable sales adjusted for the effects of: (i) the deferred proceeds, (ii) collections prior to the end of the year, and (iii) currency.

Refer to Note 4 - Receivables, Net in the Consolidated Financial Statements for additional information.

Credit Facility and Capital Market Activity
In 2011, we refinanced our $2.0 billion unsecured revolving Credit Facility that was executed in 2007 (the "2007 Credit Facility"). This new $2.0 billion Credit Facility is a five year commitment maturing in 2016 with a group of lenders, most of whom were lenders under the prior facility.

In May 2011, we issued $300 million of Floating Rate Senior Notes due 2014 (the “2014 Floating Rate Notes”) and $700 of 4.50% Senior Notes due 2021 (the “2021 Senior Notes”). Proceeds from the offering were used to redeem the $650 million Trust I 8% Preferred Securities mentioned below and for general corporate purposes.
In May 2011, Xerox Capital Trust I (“Trust I”), our wholly owned subsidiary, redeemed its 8% Preferred Securities due in 2027 of $650 million. The redemption resulted in a pre-tax loss on extinguishment of debt of $33 million ($20 million after-tax), representing the call premium of approximately $10 million and the write-off of unamortized debt costs and other liability carrying value adjustments of approximately $23 million.

Refer to Note 11- Debt in the Consolidated Financial Statements for additional information regarding 2011 debt activity.

In February 2012, we completed an exchange of our 5.71% Zero Coupon Notes due 2023 with an accreted book value at the date of the exchange of $303 million, for approximately $363 million of our 4.50% Senior Notes due 2021. Accordingly, this increased the principal amount for our 4.5% Senior notes due 2021 from $700 million to $1,063 million. The exchange was conducted to retire high interest long-dated debt in a favorable interest rate environment.

Refer to Note 21 - Subsequent Events in the Consolidated Financial Statements for additional information regarding this debt exchange.

Financial Instruments
Refer to Note 12 - Financial Instruments in the Consolidated Financial Statements for additional information regarding our derivative financial instruments.

Share Repurchase Programs - Treasury Stock
In July 2011, we resumed our share repurchase program previously authorized by our Board of Directors. During 2011, we repurchased 87.9 million shares for an aggregate cost of $701 million, including fees.Through February 21, 2012, we repurchased an additional 6.1 million shares at an aggregate cost of $50 million, including fees, for a cumulative program total of 288.1 million shares at a cost of $3.7 billion, including fees. In January 2012, the Board of Directors authorized an additional $500 million in share repurchase, bringing the total remaining authorization for share repurchases to $1.3 billion as of February 21, 2012.

Refer to Note 18 - Shareholders’ Equity – Treasury Stock in the Consolidated Financial Statements for additional information regarding our share repurchase programs.

Dividends

Xerox 2011 Form 10-K

The Board of Directors declared aggregate dividends of $241 million and $243 million on common stock in 2011 and 2010, respectively. The decrease in 2011 is primarily due to a lower level of outstanding shares in 2011 as a result of the repurchase of shares under our share repurchase programs.

The Board of Directors declared aggregate dividends of $24 million and $21 million on the Series A Convertible Preferred Stock in 2011 and 2010, respectively. The preferred shares were issued in connection with the acquisition of ACS. The slight increase in dividends is due to the shares being outstanding for a full year in 2011 as compared to 11 months in 2010.
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

Our principal debt maturities are in line with historical and projected cash flows and are spread over the next ten years as follows (in millions):

Year	Amount
2012	$1,545
2013	425
2014	1,078
2015	1,252
2016	951
2017	501
2018	1,001
2019	650
2020	—
2021 and thereafter	1,047
Total	$8,450

2012 maturities include $100 million of Commercial Paper and $301 million for the 5.71% Zero Coupon Notes due 2023. In February 2012, we completed an exchange of the 5.71% Zero Coupon Notes due 2023 for approximately $363 million of our 4.50% Senior Notes due 2021.
Foreign Cash
At December 31, 2011, we had $902 million of cash and cash equivalents on a consolidated basis. Of that amount, approximately $280 million was held outside the U.S. by our foreign subsidiaries and is needed to fund future working capital, investment and financing needs of our foreign subsidiaries. Accordingly, we have asserted that such funds are indefinitely reinvested outside the U.S.

We believe we have sufficient levels of cash and cash flows to support our domestic requirements. However, if the cash held by our foreign subsidiaries was needed to fund our U.S. requirements, there would not be a significant tax liability associated with the repatriation, as any U.S. liability would be reduced by the foreign tax credits associated with the repatriated earnings.

However, our determination above is based on the assumption that only the cash held outside the U.S. would be repatriated as a result of an unanticipated or unique domestic need. It does not assume repatriation of the entire amount of indefinitely reinvested earnings of our foreign subsidiaries. As disclosed in Note 15 - Income and Other Taxes in our Consolidated Financial Statements, we have not estimated the potential tax consequences associated with the repatriation of the entire amount of our foreign earnings indefinitely reinvested outside the U.S. We do not believe it is practical to calculate the potential tax impact, as there is a significant amount of uncertainty with respect to determining the amount of foreign tax credits as well as any additional local withholding tax and other indirect tax consequences that may arise from the distribution of these earnings. In addition, because such earnings have been indefinitely reinvested in our foreign operations, repatriation would require liquidation of those investments or a recapitalization of our foreign subsidiaries, the impacts and effects of which are not readily determinable.

Xerox 2011 Form 10-K

Loan Covenants and Compliance
At December 31, 2011, we were in full compliance with the covenants and other provisions of our Credit Facility and Senior Notes. We have the right to prepay outstanding loans or to terminate the Credit Facility without penalty. Failure to comply with material provisions or covenants of the Credit Facility and Senior Notes could have a material adverse effect on our liquidity and operations and our ability to continue to fund our customers' purchase of Xerox equipment.
Refer to Note 11 - Debt in the Consolidated Financial Statements for additional information regarding debt arrangements.

Contractual Cash Obligations and Other Commercial Commitments and Contingencies
At December 31, 2011, we had the following contractual cash obligations and other commercial commitments and contingencies:

(in millions)	2012	2013	2014	2015	2016	Thereafter
Total debt, including capital lease obligations (1)	$1,541	$425	$1,078	$1,252	$951	$3,202
Minimum operating lease commitments (2)	637	503	296	168	83	103
Defined benefit pension plans	560	—	—	—	—	—
Retiree health payments	80	83	82	81	80	372
Estimated Purchase Commitments:
Flextronics (3)	599	—	—	—	—	—
Fuji Xerox(4)	2,180	—	—	—	—	—
IM service contracts(5)	180	141	95	45	12	—
Other (6)	22	5	2	—	—	—
Total	$5,799	$1,157	$1,553	$1,546	$1,126	$3,677

(1)
Refer to Note 11 - Debt in the Consolidated Financial Statements for additional information and interest payments related to total debt. Amounts above include principal portion only and $100 million of Commercial Paper at December 31, 2011.

(2)	Refer to Note 6 - Land, Buildings and Equipment, Net in the Consolidated Financial Statements for additional information related to minimum operating lease commitments.

(3)
Flextronics: We outsource certain manufacturing activities to Flextronics. The amount included in the table reflects our estimate of purchases over the next year and is not a contractual commitment. Actual purchases from Flextronics were approximately $600 million in 2011 and 2010.

(4)	Fuji Xerox: The amount included in the table reflects our estimate of purchases over the next year and is not a contractual commitment.

(5)
We have an information management contract with HP Enterprise Services (“HPES”) which runs through 2014. Services provided under this contract include support for our European mainframe system processing, as well as workplace, service desk and voice and data network management. We can terminate this contract for convenience without paying a termination fee by providing 60 days prior notice. We also have several agreements for similar services with other third party providers. These contracts have various terms through 2016 and include desktop services, voice and data network related services, mainframe application, development and support and mid-range applications processing and support.

(6)
Other purchase commitments: We enter into other purchase commitments with vendors in the ordinary course of business. Our policy with respect to all purchase commitments is to record losses, if any, when they are probable and reasonably estimable. We currently do not have, nor do we anticipate, material loss contracts.

Pension and Other Post-retirement Benefit Plans
We sponsor defined benefit pension plans and retiree health plans that require periodic cash contributions. Our 2011 cash contributions for these plans were $426 million for our defined benefit pension plans and $73 million for our retiree health plans. We also elected to make a contribution of 16.6 million shares of our common stock, with an aggregate value of approximately $130 million, to our U.S. defined benefit pension plan for salaried employees in order to meet our planned level of funding for 2011. Accordingly, total contributions to our defined benefit pension plans were $556 million in 2011.

In 2012 , based on current actuarial calculations, we expect to make contributions of approximately $560 million to our worldwide defined benefit pension plans and approximately $80 million to our retiree health benefit plans. As in 2011, contributions to our defined benefit pension plans may include shares of our common stock in lieu of cash depending on our cash requirements during the year. Despite favorable returns on our defined benefit pension plan assets, contributions in 2012 are expected to be level with 2011 primarily due to a significant decrease in the discount rate. Contributions in subsequent years will depend on a number of factors, including the investment performance of plan assets and discount rates as well as potential legislative and plan changes. We currently expect contributions to our defined benefit pension plans to decline in years subsequent to 2012.

Xerox 2011 Form 10-K

Our retiree health benefit plans are non-funded and are almost entirely related to domestic operations. Cash contributions are made each year to cover medical claims costs incurred during the year. The amounts reported in the above table as retiree health payments represent our estimate of future benefit payments.
Fuji Xerox
We purchased products, including parts and supplies, from Fuji Xerox totaling $2.2 billion, $2.1 billion and $1.6 billion in 2011, 2010 and 2009, respectively. Our purchase commitments with Fuji Xerox are entered into in the normal course of business and typically have a lead time of three months. Related party transactions with Fuji Xerox are discussed in Note 7 - Investments in Affiliates, at Equity in the Consolidated Financial Statements.
Brazil Tax and Labor Contingencies
Our Brazilian operations are involved in various litigation matters and have received or been the subject of numerous governmental assessments related to indirect and other taxes, as well as disputes associated with former employees and contract labor. The tax matters, which comprise a significant portion of the total contingencies, principally relate to claims for taxes on the internal transfer of inventory, municipal service taxes on rentals and gross revenue taxes. We are disputing these tax matters and intend to vigorously defend our positions. Based on the opinion of legal counsel and current reserves for those matters deemed probable of loss, we do not believe that the ultimate resolution of these matters will materially impact our results of operations, financial position or cash flows. The labor matters principally relate to claims made by former employees and contract labor for the equivalent payment of all social security and other related labor benefits, as well as consequential tax claims, as if they were regular employees. As of December 31, 2011, the total amounts related to the unreserved portion of the tax and labor contingencies, inclusive of related interest, amounted to approximately $1,120 million, with the decrease from December 31, 2010 balance of approximately $1,274 million, primarily related to currency and adjustments from closed cases partially offset by interest and new cases. With respect to the unreserved balance of $1,120 million, the majority of has been assessed by management as being remote as to the likelihood of ultimately resulting in a loss to the Company. In connection with the above proceedings, customary local regulations may require us to make escrow cash deposits or post other security of up to half of the total amount in dispute. As of December 31, 2011 we had $240 million of escrow cash deposits for matters we are disputing, and there are liens on certain Brazilian assets with a net book value of $16 million and additional letters of credit of approximately $237 million, which include associated indexation. Generally, any escrowed amounts would be refundable and any liens would be removed to the extent the matters are resolved in our favor. We routinely assess all these matters as to probability of ultimately incurring a liability against our Brazilian operations and record our best estimate of the ultimate loss in situations where we assess the likelihood of an ultimate loss as probable.
Other Contingencies and Commitments
As more fully discussed in Note 16 - Contingencies and Litigation in the Consolidated Financial Statements, we are involved in a variety of claims, lawsuits, investigations and proceedings concerning securities law, intellectual property law, environmental law, employment law and the Employee Retirement Income Security Act. In addition, guarantees, indemnifications and claims may arise during the ordinary course of business from relationships with suppliers, customers and non-consolidated affiliates. Nonperformance under a contract including a guarantee, indemnification or claim could trigger an obligation of the Company.

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

Unrecognized Tax Benefits
As of December 31, 2011, we had $225 million of unrecognized tax benefits. This represents the tax benefits associated with various tax positions taken, or expected to be taken, on domestic and international tax returns that have not been recognized in our financial statements due to uncertainty regarding their resolution. The resolution or settlement of these tax positions with the taxing authorities is at various stages and therefore we are unable to make a reliable estimate of the eventual cash flows by period that may be required to settle these matters. In addition, certain of these matters may not require cash settlement due to the existence of credit and net operating loss carryforwards, as well as other offsets, including the indirect benefit from other taxing jurisdictions that may be available.

Xerox 2011 Form 10-K

Off-Balance Sheet Arrangements

Although we rarely utilize off-balance sheet arrangements in our operations (as defined by the SEC Financial Reporting Release 67 (FRR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.”), we enter into operating leases in the normal course of business. The nature of these lease arrangements is discussed in Note 6 - Land, Buildings and Equipment, Net in the Consolidated Financial Statements. In addition, we have facilities primarily in the U.S., Canada and several countries in Europe that enable us to sell to third-parties, on an on-going basis, certain accounts receivable without recourse. Refer to Note 4 - Receivables, Net in the Consolidated Financial Statements for further information regarding these facilities.
See the table above for the Company's contractual cash obligations and other commercial commitments and Note 16 - Contingencies and Litigation in the Consolidated Financial Statements for additional information regarding contingencies, guarantees, indemnifications and warranty liabilities.

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

Recent market events have not caused us to materially modify or change our financial risk management strategies with respect to our exposures to interest rate and foreign currency risk. Refer to Note 12 - Financial Instruments in the Consolidated Financial Statements for additional discussion on our financial risk management.
Foreign Exchange Risk Management
Assuming a 10% appreciation or depreciation in foreign currency exchange rates from the quoted foreign currency exchange rates at December 31, 2011, the potential change in the fair value of foreign currency-denominated assets and liabilities in each entity would not be significant because all material currency asset and liability exposures were economically hedged as of December 31, 2011. A 10% appreciation or depreciation of the U.S. Dollar against all currencies from the quoted foreign currency exchange rates at December 31, 2011 would have an impact on our cumulative translation adjustment portion of equity of approximately $740 million. The net amount invested in foreign subsidiaries and affiliates, primarily Xerox Limited, Fuji Xerox, Xerox Canada Inc. and Xerox Brasil, and translated into U.S. Dollars using the year-end exchange rates, was approximately $7.4 billion at December 31, 2011.
Interest Rate Risk Management

The consolidated weighted-average interest rates related to our total debt for 2011, 2010 and 2009 approximated 5.2%, 5.8%, and 6.1%, respectively. Interest expense includes the impact of our interest rate derivatives.
Virtually all customer-financing assets earn fixed rates of interest. The interest rates on a significant portion of the Company's term debt are fixed.
As of December 31, 2011, $302 million of our total debt carried variable interest rates, including the effect of pay variable interest rate swaps we use to reduce the effective interest rate on our fixed coupon debt.
The fair market values of our fixed-rate financial instruments are sensitive to changes in interest rates. At December 31, 2011, a 10% change in market interest rates would change the fair values of such financial instruments by approximately $160 million.

Non-GAAP Financial Measures
We have reported our financial results in accordance with generally accepted accounting principles (“GAAP”). In addition, we have discussed our results using non-GAAP measures.

Xerox 2011 Form 10-K

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

A reconciliation of these non-GAAP financial measures and the most directly comparable measures calculated and presented in accordance with GAAP are set forth on the following tables.
Adjusted Earnings Measures
To better understand the trends in our business and the impact of the ACS acquisition, we believe it is necessary to adjust the following amounts determined in accordance with GAAP to exclude the effects of the certain items as well as their related income tax effects. For our 2011 reporting year, adjustments were limited to the amortization of intangible assets and the loss on early extinguishment of liability.

•	Net income and Earnings per share (“EPS”),

•	Effective tax rate, and

•	Pre-tax income(loss) margin.

The above have been adjusted for the following items:

•
Amortization of intangible assets (All periods): The amortization of intangible assets is driven by our acquisition activity which can vary in size, nature and timing as compared to other companies within our industry and from period to period. Accordingly, due to the incomparability of acquisition activity among companies and from period to period, we believe exclusion of the amortization associated with intangible assets acquired through our acquisitions allows investors to better compare and understand our results. The use of intangible assets contributed to our revenues earned during the periods presented and will contribute to our future period revenues as well. Amortization of intangible assets will recur in future periods.

•
Restructuring and asset impairment charges (including those incurred by Fuji Xerox) (2010 and 2009 only): Restructuring and asset impairment charges consist of costs primarily related to severance and benefits for employees terminated pursuant to formal restructuring and workforce reduction plans. We exclude these charges because we believe that these historical costs do not reflect expected future operating expenses and do not contribute to a meaningful evaluation of our current or past operating performance. In addition, such charges are inconsistent in amount and frequency. Such charges are expected to yield future benefits and savings with respect to our operational performance.

•
Acquisition-related costs (2010 and 2009 only): We incurred significant expenses in connection with our acquisition of ACS which we generally would not have otherwise incurred in the periods presented as a part of our continuing operations. Acquisition-related costs include transaction and integration costs, which represent external incremental costs directly related to completing the acquisition and the integration of ACS and Xerox. We believe it is useful for investors to understand the effects of these costs on our total operating expenses.

•
Other discrete, unusual or infrequent costs and expenses: In addition, we have also excluded the following additional items given the discrete, unusual or infrequent nature of the item on our results of operations for the period: 1) Loss on early extinguishment of liability (2011 and 2010), 2) Medicare subsidy tax law change (income tax effect only)(2010), 3) ACS shareholder’s litigation settlement (2010) and 4) Venezuela devaluation (2010). We believe the exclusion of these items allows investors to better understand and analyze the results for the period as compared to prior periods as well as expected trends in our business.

In addition to the above excluded items, the calculation of operating income and margin also excludes other expenses, net which is primarily composed of non-financing interest expense, as well a curtailment gain in 2011.

Xerox 2011 Form 10-K

Pro-forma Basis
To better understand the trends in our business, we discuss our 2011 and 2010 operating results by comparing them against adjusted prior period results which include ACS historical results for the comparable period. We acquired ACS on February 5, 2010 and ACS's results subsequent that date are included in our reported results. Accordingly, for the comparison of our reported 2011 results to 2010, we included ACS’s 2010 estimated results for the period, January 1 through February 5, 2010 in our reported 2010 results (pro-forma 2010). For the comparison of our reported 2010 results to 2009, we included ACS's 2009 estimated results for the period February 6 through December 31 in our reported 2009 results (pro-forma 2009). We refer to these comparisons against adjusted results as “pro-forma” basis comparisons. ACS’s historical results for these periods have been adjusted to reflect fair value adjustments related to property, equipment and computer software as well as customer contract costs. In addition, adjustments were made for deferred revenue, exited businesses and other material non-recurring costs associated with the acquisition. We believe comparisons on a pro-forma basis provide an enhanced assessment than the actual comparisons given the size and nature of the ACS acquisition. In addition, the acquisition of ACS increased the proportion of our revenue from services, which has a lower gross margin and SAG as a percent of revenue than we historically experienced when Xerox was primarily a Technology company. We believe the pro-forma basis comparisons provide investors with a better understanding and additional perspective of the expected trends in our business as well as the impact of the ACS acquisition on the Company’s operations.
Net Income and EPS reconciliation:

	Year Ended December 31,
	2011(1)		2010
(in millions; except per share amounts)	Net Income	EPS	Net Income	EPS
As Reported	$1,295	$0.90	$606	$0.43
Adjustments:
Amortization of intangible assets	248	0.17	194	0.14
Loss on early extinguishment of liability	20	0.01	10	0.01
Xerox and Fuji Xerox restructuring charges			355	0.26
ACS acquisition-related costs			58	0.04
ACS shareholders’ litigation settlement			36	0.03
Venezuela devaluation costs			21	0.02
Medicare subsidy tax law change			16	0.01
Adjusted	$1,563	$1.08	$1,296	$0.94
Weighted average shares for adjusted EPS(2)	1,444		1,378
 ____________________________

(1)	For 2011, we only adjusted for Amortization of intangible assets and the Loss on early extinguishment of liability.

(2)
Average shares for the calculation of adjusted EPS for 2011 were 1,444 million and include 27 million of shares associated with the Series A convertible preferred stock and therefore the related 2011 annual dividend of $24 million is excluded. Year 2010 shares of 1,378 million also include pro-rated portion of the 27 million shares associated with the Series A convertible preferred stock and therefore the 2010 annual dividend of $21 million associated with those shares was excluded. We evaluate the dilutive effect of the Series A convertible preferred stock on an “if-converted” basis.

Xerox 2011 Form 10-K

Effective Tax reconciliation:

	Year Ended December 31, 2011(1)			Year Ended December 31, 2010
(in millions)	Pre-Tax Income	Income Tax Expense	Effective Tax Rate	Pre-Tax Income	Income Tax Expense	Effective Tax Rate
As Reported	$1,565	$386	24.7%	$815	$256	31.4%
Adjustments:
Amortization of intangible assets	398	150		312	118
Loss on early extinguishment of liability	33	13		15	5
Xerox restructuring charge				483	166
ACS acquisition-related costs				77	19
ACS shareholders’ litigation settlement				36	—
Venezuela devaluation costs				21	—
Medicare subsidy tax law change				—	(16)
Adjusted	$1,996	$549	27.5%	$1,759	$548	31.2%
____________________________

(1)	For 2011, we only adjusted for Amortization of intangible assets and the Loss on early extinguishment of liability.

Operating Income / Margin reconciliation:

	As Reported			Pro-forma
(in millions)	2011	2010	2009	2010	2009
Total Revenue	$22,626	$21,633	$15,179	$22,252	$21,082
Pre-tax Income	1,565	815	627	777	1,267
Adjustments:
Amortization of intangible assets	398	312	60	339	60
Xerox restructuring charge	33	483	(8)	483	(8)
Curtailment gain	(107)	—	—	—	—
ACS Acquisition-related costs	—	77	72	77	104
Other expenses, net	322	389	285	444	382
Adjusted Operating Income	$2,211	$2,076	$1,036	$2,120	$1,805

Pre-tax Income Margin	6.9%	3.8%	4.1%	3.5%	6.0%
Adjusted Operating Margin	9.8%	9.6%	6.8%	9.5%	8.6%
____________________________

(1) Pro-forma 2010 includes ACS’s 2010 estimated results from January 1 through February 6 in our reported 2010 results. Pro-forma 2009 includes ACS’s 2009 estimated results from February 6 through December 31 in our reported 2009 results. ACS's estimated results were adjusted to reflect fair value adjustments related to property, equipment and computer software as well as customer contract costs. In addition, adjustments were made for deferred revenue, exited businesses, certain non-recurring product sales and other material non-recurring costs associated with the acquisition.

Xerox 2011 Form 10-K

Pro-forma:

	Year Ended December 31,
	As Reported			Pro-forma(1)		As Reported Change				Pro-forma Change
(in millions)	2011	2010	2009	2010	2009	2011		2010		2011		2010(2)
Total Xerox
Revenue:
Equipment sales	$3,856	$3,857	$3,550	$3,857	$3,550	—%		9%		—%		9%
Supplies, paper and other	3,270	3,377	3,096	3,402	3,234	(3)%		9%		(4)%		4%
Sales	7,126	7,234	6,646	7,259	6,784	(1)%		9%		(2)%		7%
Service, outsourcing and rentals	14,868	13,739	7,820	14,333	13,585	8%		76%		4%		1%
Finance income	632	660	713	660	713	(4)%		(7)%		(4)%		(7)%
Total Revenues	$22,626	$21,633	$15,179	$22,252	$21,082	5%		43%		2%		3%
Service, outsourcing and rentals	$14,868	$13,739	$7,820	$14,333	$13,585	8%		76%		4%		1%
Add: Finance income	632	660	713	660	713
Add: Supplies, paper and other sales	3,270	3,377	3,096	3,402	3,234
Annuity Revenue	$18,770	$17,776	$11,629	$18,395	$17,532	6%		53%		2%		1%
Gross Profit:
Sales	$2,429	$2,493	$2,251	$2,494	$2,269
Service, outsourcing and rentals	4,599	4,544	3,332	4,646	4,585
Finance income	401	414	442	414	442
Total	$7,429	$7,451	$6,025	$7,554	$7,296
Gross Margin:
Sales	34.1%	34.5%	33.9%	34.4%	33.4%	(0.4)	pts	0.6	pts	(0.3)	pts	1.1	pts
Service, outsourcing and rentals	30.9%	33.1%	42.6%	32.4%	33.8%	(2.2)	pts	(9.5)	pts	(1.5)	pts	(0.7)	pts
Finance income	63.4%	62.7%	62.0%	62.7%	62.0%	0.7	pts	0.7	pts	0.7	pts	0.7	pts
Total	32.8%	34.4%	39.7%	33.9%	34.6%	(1.6)	pts	(5.3)	pts	(1.1)	pts	(0.2)	pts
RD&E	$721	$781	$840	$781	$840
RD&E % Revenue	3.2%	3.6%	5.5%	3.5%	4.0%	(0.4)	pts	(1.9)	pts	(0.3)	pts	(0.4)	pts
SAG	$4,497	$4,594	$4,149	$4,653	$4,651
SAG % Revenue	19.9%	21.2%	27.3%	20.9%	22.1%	(1.3)	pts	(6.1)	pts	(1.0)	pts	(0.9)	pts
Adjusted Operating Profit	$2,211	$2,076	$1,036	$2,120	$1,805
Adjusting Operating Margin	9.8%	9.6%	6.8%	9.5%	8.6%	0.2	pts	2.8	pts	0.3	pts	1.0	pts
Services Segment
Document Outsourcing	$3,584	$3,297	$3,382	$3,297	$3,382	9%		(3)%		9%		(3)%
Business Processing Outsourcing(2)	6,035	5,112	94	5,603	4,751	18%		*		8%		8%
Information Technology Outsourcing	1,326	1,249	—	1,377	1,246	6%		*		(4)%		—%
Less: Intra-Segment Eliminations	(108)	(21)	—	(21)	—	*		*		*		*
Total Revenue – Services	$10,837	$9,637	$3,476	$10,256	$9,379	12%		177%		6%		3%
Segment Profit – Services	$1,207	$1,132	$231	$1,166	$1,008	7%		390%		4%		12%
Segment Margin – Services	11.1%	11.7%	6.6%	11.4%	10.7%	(0.6)	pts	5.1	pts	(0.3)	pts	1.0	pts

*	Percent change not meaningful.
____________________________

(1)
2010 pro-forma includes ACS’s 2010 estimated results from January 1 through February 5, 2010 in our reported 2010 results. 2009 pro-forma includes ACS's 2009 estimated results from February 6 through December 31, 2009 in our reported 2009 results. The ACS results were adjusted to reflect fair value adjustments related to property, equipment and computer software as well as customer contract costs. In addition, adjustments were made for deferred revenue, exited businesses and other material non-recurring costs associated with the acquisition.

(2)	2010 changes for Xerox excluding ACS results for gross margin, RD&E and SAG were (0.2) pts, (0.5) pts and (0.8) pts, respectively, which were comparable to the pro-forma changes noted.

Xerox 2011 Form 10-K

Forward-Looking Statements

This Annual Report contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management's current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Information concerning these factors is included in our 2011 Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”). We do not intend to update these forward-looking statements, except as required by law.

Xerox 2011 Form 10-K

XEROX CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
(in millions, except per-share data)	2011	2010	2009
Revenues
Sales	$7,126	$7,234	$6,646
Service, outsourcing and rentals	14,868	13,739	7,820
Finance income	632	660	713
Total Revenues	22,626	21,633	15,179
Costs and Expenses
Cost of sales	4,697	4,741	4,395
Cost of service, outsourcing and rentals	10,269	9,195	4,488
Equipment financing interest	231	246	271
Research, development and engineering expenses	721	781	840
Selling, administrative and general expenses	4,497	4,594	4,149
Restructuring and asset impairment charges	33	483	(8)
Acquisition-related costs	—	77	72
Amortization of intangible assets	398	312	60
Curtailment gain	(107)	—	—
Other expenses, net	322	389	285
Total Costs and Expenses	21,061	20,818	14,552
Income before Income Taxes and Equity Income	1,565	815	627
Income tax expense	386	256	152
Equity in net income of unconsolidated affiliates	149	78	41
Net Income	1,328	637	516
Less: Net income attributable to noncontrolling interests	33	31	31
Net Income Attributable to Xerox	$1,295	$606	$485
Basic Earnings per Share	$0.92	$0.44	$0.56
Diluted Earnings per Share	$0.90	$0.43	$0.55

The accompanying notes are an integral part of these Consolidated Financial Statements.

Xerox 2011 Form 10-K

XEROX CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
(in millions)	2011	2010	2009
Net Income	$1,328	$637	$516
Less: Net income attributable to noncontrolling interests	33	31	31
Net Income Attributable to Xerox	$1,295	$606	$485

Other Comprehensive (Loss) Income(1):
Translation adjustments, net	$(105)	$(35)	$596
Unrealized gains (losses), net	12	12	2
Changes in defined benefit plans, net	(636)	23	(169)
Other Comprehensive (Loss) Income, net	(729)	—	429
Less: Other comprehensive income attributable to noncontrolling interests	(1)	—	1
Other Comprehensive (Loss) Income Attributable to Xerox	$(728)	$—	$428

Comprehensive Income, net	$599	$637	$945
Less: Comprehensive income attributable to noncontrolling interests	32	31	32
Comprehensive Income Attributable to Xerox	$567	$606	$913

(1) Refer to Note 19 - Comprehensive Income for gross components of other comprehensive income, reclassification adjustments out of accumulated other comprehensive income and related tax effects.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Xerox 2011 Form 10-K

XEROX CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31,
(in millions, except share data in thousands)	2011	2010
Assets
Cash and cash equivalents	$902	$1,211
Accounts receivable, net	2,600	2,826
Billed portion of finance receivables, net	166	198
Finance receivables, net	2,165	2,287
Inventories	1,021	991
Other current assets	1,058	1,126
Total current assets	7,912	8,639
Finance receivables due after one year, net	4,031	4,135
Equipment on operating leases, net	533	530
Land, buildings and equipment, net	1,612	1,671
Investments in affiliates, at equity	1,395	1,291
Intangible assets, net	3,042	3,371
Goodwill	8,803	8,649
Deferred tax assets, long-term	672	540
Other long-term assets	2,116	1,774
Total Assets	$30,116	$30,600
Liabilities and Equity
Short-term debt and current portion of long-term debt	$1,545	$1,370
Accounts payable	2,016	1,968
Accrued compensation and benefits costs	757	901
Unearned income	432	371
Other current liabilities	1,631	1,807
Total current liabilities	6,381	6,417
Long-term debt	7,088	7,237
Liability to subsidiary trust issuing preferred securities	—	650
Pension and other benefit liabilities	2,487	2,071
Post-retirement medical benefits	925	920
Other long-term liabilities	861	797
Total Liabilities	17,742	18,092

Series A Convertible Preferred Stock	349	349

Common stock	1,353	1,398
Additional paid-in capital	6,317	6,580
Treasury stock, at cost	(124)	—
Retained earnings	7,046	6,016
Accumulated other comprehensive loss	(2,716)	(1,988)
Xerox shareholders’ equity	11,876	12,006
Noncontrolling interests	149	153
Total Equity	12,025	12,159
Total Liabilities and Equity	$30,116	$30,600

Shares of common stock issued	1,352,849	1,397,578
Treasury stock	(15,508)	—
Shares of common stock outstanding	1,337,341	1,397,578

The accompanying notes are an integral part of these Consolidated Financial Statements.

Xerox 2011 Form 10-K

XEROX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in millions)	2011	2010	2009
Cash Flows from Operating Activities:
Net income	$1,328	$637	$516
Adjustments required to reconcile net income to cash flows from operating activities:
Depreciation and amortization	1,251	1,097	698
Provision for receivables	154	180	289
Provision for inventory	39	31	52
Deferred tax expense (benefit)	203	(2)	120
Net gain on sales of businesses and assets	(9)	(18)	(16)
Undistributed equity in net income of unconsolidated affiliates	(86)	(37)	(25)
Stock-based compensation	123	123	85
Restructuring and asset impairment charges	33	483	(8)
Curtailment gain	(107)	—	—
Payments for restructurings	(218)	(213)	(270)
Contributions to defined benefit pension plans	(426)	(237)	(122)
(Increase) decrease in accounts receivable and billed portion of finance receivables	(296)	(118)	467
Collections of deferred proceeds from sales of receivables	380	218	—
(Increase) decrease in inventories	(124)	(151)	319
Increase in equipment on operating leases	(298)	(288)	(267)
Decrease in finance receivables	90	129	248
(Increase) decrease in other current and long-term assets	(249)	(98)	129
Increase in accounts payable and accrued compensation	82	615	157
Decrease in other current and long-term liabilities	(22)	(9)	(128)
Net change in income tax assets and liabilities	89	229	(18)
Net change in derivative assets and liabilities	39	85	(56)
Other operating, net	(15)	70	38
Net cash provided by operating activities	1,961	2,726	2,208
Cash Flows from Investing Activities:
Cost of additions to land, buildings and equipment	(338)	(355)	(95)
Proceeds from sales of land, buildings and equipment	28	52	17
Cost of additions to internal use software	(163)	(164)	(98)
Acquisitions, net of cash acquired	(212)	(1,734)	(163)
Net change in escrow and other restricted investments	(10)	20	(6)
Other investing, net	20	3	2
Net cash used in investing activities	(675)	(2,178)	(343)
Cash Flows from Financing Activities:
Net proceeds (payments) on debt	49	(3,056)	866
Payment of liability to subsidiary trust issuing preferred securities	(670)	—	—
Common stock dividends	(241)	(215)	(149)
Preferred stock dividends	(24)	(15)	—
Proceeds from issuances of common stock	44	183	1
Excess tax benefits from stock-based compensation	6	24	—
Payments to acquire treasury stock, including fees	(701)	—	—
Repurchases related to stock-based compensation	(27)	(15)	(12)
Distributions to noncontrolling interests	(22)	(22)	(14)
Net cash (used in) provided by financing activities	(1,586)	(3,116)	692
Effect of exchange rate changes on cash and cash equivalents	(9)	(20)	13
(Decrease) increase in cash and cash equivalents	(309)	(2,588)	2,570
Cash and cash equivalents at beginning of year	1,211	3,799	1,229
Cash and Cash Equivalents at End of Year	$902	$1,211	$3,799

The accompanying notes are an integral part of these Consolidated Financial Statements.

Xerox 2011 Form 10-K

XEROX CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions)	Common Stock(1)	Additional Paid-in Capital	Treasury Stock(1)	Retained Earnings	AOCL(6)	Xerox Shareholders’ Equity	Non- controlling Interests	Total Equity
Balance at December 31, 2008	$866	$2,447	$—	$5,341	$(2,416)	$6,238	$120	$6,358
Comprehensive income	—	—	—	485	428	913	32	945
Cash dividends declared-common stock(2)	—	—	—	(152)	—	(152)	—	(152)
Stock option and incentive plans	5	67	—	—	—	72	—	72
Tax loss on stock option and incentive plans, net	—	(21)	—	—	—	(21)	—	(21)
Distributions to noncontrolling interests	—	—	—	—	—	—	(11)	(11)
Balance at December 31, 2009	$871	$2,493	$—	$5,674	$(1,988)	$7,050	$141	$7,191
Comprehensive income	—	—	—	606	—	606	31	637
ACS Acquisition(4)	490	3,825	—	—	—	4,315	—	4,315
Cash dividends declared-common stock(2)	—	—	—	(243)	—	(243)	—	(243)
Cash dividends declared-preferred stock(3)	—	—	—	(21)	—	(21)	—	(21)
Stock option and incentive plans	37	256	—	—	—	293	—	293
Tax benefit on stock option and incentive plans, net	—	6	—	—	—	6	—	6
Distributions to noncontrolling interests	—	—	—	—	—	—	(19)	(19)
Balance at December 31, 2010	$1,398	$6,580	$—	$6,016	$(1,988)	$12,006	$153	$12,159
Comprehensive income	—	—	—	1,295	(728)	567	32	599
Cash dividends declared-common stock(2)	—	—	—	(241)	—	(241)	—	(241)
Cash dividends declared-preferred stock(3)	—	—	—	(24)	—	(24)	—	(24)
Contribution of common stock to U.S. pension plan(5)	17	113	—	—	—	130	—	130
Stock option and incentive plans	11	129	—	—	—	140	—	140
Tax loss on stock option and incentive plans, net	—	(1)	—	—	—	(1)	—	(1)
Payments to acquire treasury stock, including fees	—	—	(701)	—	—	(701)	—	(701)
Cancellation of treasury stock	(73)	(504)	577	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	(37)	(37)
Other	—	—	—	—	—	—	1	1
Balance at December 31, 2011	$1,353	$6,317	$(124)	$7,046	$(2,716)	$11,876	$149	$12,025
_____________________________

(1)	Refer to Note 18 - Shareholders' Equity for rollforward of related shares.

(2)	Cash dividends declared on common stock of $0.0425 in each of the four quarters in 2011, 2010 and 2009.

(3)	Cash dividends declared on preferred stock of $12.22 per share in the first quarter of 2010 and $20 per share in each quarter thereafter in 2010 and 2011.

(4)	Refer to Note 3 - Acquisitions for additional information.

(5)	Refer to Note 14 - Employee Benefit Plans for additional information regarding pension plan contributions.

(6)	Refer to Note 19 - Comprehensive Income for components.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Xerox 2011 Form 10-K

XEROX CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except per-share data and where otherwise noted)

Note 1 – Summary of Significant Accounting Policies
References herein to “we,” “us,” “our,” the “Company” and “Xerox” refer to Xerox Corporation and its consolidated subsidiaries unless the context specifically requires otherwise.
Description of Business and Basis of Presentation
We are a $22.6 billion global enterprise for business process and document management. We offer business process outsourcing and IT outsourcing services, including data processing, healthcare solutions, human resource benefits management, finance support, transportation solutions and customer relationship management services for commercial and government organizations worldwide. The company also provides extensive leading-edge document technology, services, software and genuine Xerox supplies for graphic communication and office printing environments of any size.
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
For convenience and ease of reference, we refer to the financial statement caption “Income before Income Taxes and Equity Income” as “pre-tax income” throughout the Notes to the Consolidated Financial Statements.
Use of Estimates
The preparation of our Consolidated Financial Statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to: (i) allocation of revenues and fair values in leases and other multiple element arrangements; (ii) accounting for residual values; (iii) economic lives of leased assets; (iv) revenue recognition for services under the percentage-of-completion method; (v) allowance for doubtful accounts; (vi) inventory valuation; (vii) restructuring and related charges; (viii) asset impairments; (ix) depreciable lives of assets; (x) useful lives of intangible assets; (xi) amortization period for customer contract costs; (xii) pension and post-retirement benefit plans; (xiii) income tax reserves and valuation allowances; and (xiv) contingency and litigation reserves. Future events and their effects cannot be predicted with certainty; accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our Consolidated Financial Statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results could differ from those estimates.

The following table summarizes certain significant charges that require management estimates for the three years ended December 31, 2011:

Xerox 2011 Form 10-K

	Year Ended December 31,
Expense/(Income)	2011	2010	2009
Provision for restructuring and asset impairments	$33	$483	$(8)
Provisions for receivables(1)	154	180	289
Provisions for litigation and regulatory matters	11	(4)	9
Provisions for obsolete and excess inventory	39	31	52
Provision for product warranty liability	30	33	34
Depreciation and obsolescence of equipment on operating leases	294	313	329
Depreciation of buildings and equipment	405	379	247
Amortization of internal use software	91	70	53
Amortization of product software	11	7	5
Amortization of acquired intangible assets(2)	401	316	64
Amortization of customer contract costs	49	12	—
Defined pension benefits - net periodic benefit cost(3)	177	304	232
Other post-retirement benefits - net periodic benefit cost	14	32	26
Income tax expense(4)	386	256	152

(1)	Includes net receivable adjustments of $(3), $(8) and $(2) for 2011, 2010 and 2009, respectively.

(2)	Includes amortization of approximately $3 for patents, which is included in cost of sales for each period presented.

(3)	2011 includes $107 pre-tax curtailment gain - refer to Note 14 - Employee Benefit Plans for additional information.

(4)	Includes impacts from changes in unrecognized tax benefits and deferred tax valuation allowances.
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

New Accounting Standards and Accounting Changes
Goodwill:
In September 2011, the FASB issued ASU No. 2011-08, Intangibles - Goodwill and Other (Topic 350) - Testing Goodwill for Impairment, which allows an entity to use a qualitative approach to test goodwill for impairment. ASU 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that a potential exposure exists, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. We adopted ASU 2011-08 in connection with our annual impairment test performed in the fourth quarter of 2011. The adoption of this update did not have a material effect on our financial condition or results of operations.

Presentation of Comprehensive Income:
In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220)—Presentation of Comprehensive Income, which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the Statement of Shareholders' Equity. The items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income were not changed. Additionally, no changes were made to the calculation and presentation of earnings per share. In December 2011, the FASB issued ASU 2011-12, which deferred the effective date of guidance pertaining to the reporting of reclassification adjustments out of accumulated other comprehensive income in ASU 2011-05. ASU 2011-12 reinstated the requirements for the presentation of reclassifications that were in place prior to the issuance of ASU 2011-05. We adopted ASU 2011-05 effective for our fiscal year ending December 31, 2011 and have retrospectively applied the new presentation of comprehensive income to prior periods presented. We elected to present comprehensive income in two separate but consecutive statements. Note 19 - Comprehensive Income provides details regarding the gross components of other comprehensive income, reclassification adjustments out of accumulated other comprehensive income and the related tax effects. Other than

Xerox 2011 Form 10-K

the change in presentation and disclosure, the update did not have an impact on our financial condition or results of operations.

Receivables:
In April 2011, the FASB issued ASU 2011-02, to provide additional guidance on a creditor’s determination of whether a restructuring qualifies as a troubled debt restructuring. This guidance was provided to assist a creditor in determining whether it has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining if a restructuring constitutes a troubled debt restructuring. The update was effective for our third quarter beginning July 1, 2011 and did not have a material effect on our financial condition, results of operations or disclosures as renegotiations and modifications of our finance receivables only occur on a limited basis and typically do not have a material impact.
Fair Value Accounting:
In May 2011, the FASB issued ASU 2011-04, which amended Fair Value Measurements and Disclosures - Overall (ASC Topic 820-10) to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements, particularly for level 3 fair value measurements. ASU 2011-04 is effective for our fiscal year beginning January 1, 2012 and must be applied prospectively. Early adoption is not permitted. We do not expect this update to have a material effect on financial condition or results of operations.

In 2010, the FASB issued ASU No. 2010-06, which amended Fair Value Measurements and Disclosures - Overall (ASC Topic 820-10). This update required a gross presentation of activities within the rollforward of Level 3 measurements and added a new requirement to disclose transfers in and out of Level 1 and 2 measurements. The update also clarified the existing disclosure requirements in ASC 820-10 regarding: i) the level of disaggregation of fair value measurements; and ii) the disclosures regarding inputs and valuation techniques. This update was effective for our fiscal year beginning January 1, 2010 except for the gross presentation of the Level 3 rollforward information, which was effective for our fiscal year beginning January 1, 2011. The principal impact from this update was expanded disclosures regarding our fair value measurements.
Other Accounting Changes:
In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the Balance Sheet and instruments and transactions subject to an agreement similar to a master netting arrangement to enable users of its financial statements to understand the effects of offsetting and related arrangements on its financial position. This update is effective for our fiscal year beginning January 1, 2013 and must be applied retrospectively. The principle impact from this update will be to expand disclosures regarding our financial instruments. We currently report our derivative assets and liabilities on a gross basis in the Balance Sheet even in those instances where offsetting may be allowed under a master netting agreement.

In 2009, the FASB issued ASU 2009-16, which amended Transfers and Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets. This update removed the concept of a qualifying special-purpose entity and removed the exception from applying consolidation guidance to these entities. This update also clarified the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. We adopted this update effective for our fiscal year beginning January 1, 2010. Certain accounts receivable sale arrangements were modified in order to qualify for sale accounting under this updated guidance. The adoption of this update did not have a material effect on our financial condition or results of operations.

Except for the ASU's discussed above, the remaining ASU's issued by the FASB during the year entail technical corrections to existing guidance or affect guidance related to unique/infrequent transactions or specialized industries/entities and therefore have minimal, if any, impact on the Company.
Summary of Accounting Policies
Revenue Recognition
We generate revenue through services, the sale and rental of equipment, supplies and income associated with the financing of our equipment sales. Revenue is recognized when earned. More specifically, revenue related to services and sales of our products is recognized as follows:

Xerox 2011 Form 10-K

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
In connection with our services arrangements, we incur costs to originate these long-term contracts and to perform the migration, transition and setup activities necessary to enable us to perform under the terms of the arrangement. Initial direct costs of an arrangement are capitalized and amortized over the contractual service period. We also capitalize certain incremental direct costs that are related to the contract origination or transition, implementation and setup activities and amortize them over the term of the arrangement. From time to time, we also provide certain inducements to customers in the form of various arrangements, including contractual credits, which are capitalized and amortized as a reduction of revenue over the term of the contract. Customer-related deferred set-up/transition and inducement costs were $294 and $134 at December 31, 2011 and 2010, respectively, and are amortized over a weighted average period of approximately eight years. Amortization expense associated with customer-related contract costs at December 31, 2011 is expected to be approximately $80 million in 2012.
Long-lived assets used in the fulfillment of the arrangements are capitalized and depreciated over the shorter of their useful life or the term of the contract if an asset is contract specific.
Revenues on certain fixed price contracts where we provide information technology system development and implementation services are recognized over the contract term based on the percentage of development and implementation services that are provided during the period compared with the total estimated development and implementation services to be provided over the entire contract. These services require that we perform significant, extensive and complex design, development, modification or implementation of our customers' systems. Performance will often extend over long periods, and our right to receive future payment depends on our future performance in accordance with the agreement. During 2011 and 2010, we recognized approximately $320 and $270, respectively, of revenue using the percentage-of-completion accounting method.
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
Revenues earned in excess of related billings are accrued, whereas billings in excess of revenues earned are

Xerox 2011 Form 10-K

deferred until the related services are provided. We recognize revenues for non-refundable, upfront implementation fees on a straight-line basis over the period between the initiation of the ongoing services through the end of the contract term.
Sales to distributors and resellers: We utilize distributors and resellers to sell many of our technology products to end-user customers. We refer to our distributor and reseller network as our two-tier distribution model. Sales to distributors and resellers are generally recognized as revenue when products are sold to such distributors and resellers. Distributors and resellers participate in various cooperative marketing and other programs, and we record provisions for these programs as a reduction to revenue when the sales occur. Similarly, we account for our estimates of sales returns and other allowances when the sales occur based on our historical experience.
In certain instances, we may provide lease financing to end-user customers who purchased equipment we sold to distributors or resellers. We compete with other third party leasing companies with respect to the lease financing provided to these end-user customers.
Supplies: Supplies revenue generally is recognized upon shipment or utilization by customers in accordance with the sales contract terms.
Software: Most of our equipment has both software and non-software components that function together to deliver the equipment's essential functionality and therefore they are accounted for together as part of equipment sales revenues. Software accessories sold in connection with our equipment sales, as well as free-standing software sales are accounted for as separate deliverables or elements. In most cases, these software products are sold as part of multiple element arrangements and include software maintenance agreements for the delivery of technical service, as well as unspecified upgrades or enhancements on a when-and-if-available basis. In those software accessory and free-standing software arrangements that include more than one element, we allocate the revenue among the elements based on vendor-specific objective evidence (“VSOE”) of fair value. VSOE of fair value is based on the price charged when the deliverable is sold separately by us on a regular basis and not as part of the multiple-element arrangement. Revenue allocated to software is normally recognized upon delivery while revenue allocated to the software maintenance element is recognized ratably over the term of the arrangement.
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
We consider the economic life of most of our products to be five years, since this represents the most frequent contractual lease term for our principal products and only a small percentage of our leases are for original terms longer than five years. There is no significant after-market for our used equipment. We believe five years is representative of the period during which the equipment is expected to be economically usable, with normal service, for the purpose for which it is intended. Residual values, if any, are established at lease inception using estimates of fair value at the end of the lease term.
With respect to fair value, we perform an analysis of equipment fair value based on cash selling prices during the applicable period. The cash selling prices are compared to the range of values determined for our leases. The range of cash selling prices must be reasonably consistent with the lease selling prices in order for us to determine that such lease prices are indicative of fair value.
The vast majority of our leases that qualify as sales-type are non-cancelable and include cancellation penalties approximately equal to the full value of the lease receivables. A portion of our business involves sales to governmental units. Certain of our governmental contracts may have cancellation provisions or renewal clauses that are required by law, such as 1) those dependent on fiscal funding outside of a governmental unit's control, 2) those that can be canceled if deemed in the best interest of the governmental unit's taxpayers or 3) those that must be renewed each fiscal year, given limitations that may exist on entering into multi-year contracts that are imposed by statute. In these circumstances, we carefully evaluate these contracts to assess whether cancellation is remote and that they are offered only in instances where required by law. Where such contract terms are not legally required, we consider the arrangement to be cancellable and account for the lease as an operating lease.
Bundled Lease Arrangements: We sell our products and services under bundled lease arrangements, which typically include equipment, service, supplies and financing components for which the customer pays a single

Xerox 2011 Form 10-K

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

Multiple Element Arrangements: We enter into the following revenue arrangements that may consist of multiple deliverables:

•	Bundled lease arrangements, which typically include both lease deliverables and non-lease deliverables as described above.

•	Outright sales of equipment with a related full-service maintenance agreement.

•
Contracts for multiple types of outsourcing services, as well as professional and value-added services. For instance, we may contract for an implementation or development project and also provide services to operate the system over a period of time; or we may contract to scan, manage and store customer documents.

If a deliverable in a multiple-element arrangement is subject to specific guidance, such as leased equipment in our bundled lease arrangements (which is subject to specific leasing guidance) or accessory software (which is subject to software revenue recognition guidance), that deliverable is separated from the arrangement based on its relative selling price (the relative selling price method - see below) and accounted for in accordance with such specific guidance. The remaining deliverables in a multiple-element arrangement are accounted for based on the following guidance.
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

If these criteria are not met, the arrangement is accounted for as one unit of accounting which would result in revenue being recognized ratably over the contract term or being deferred until the earlier of when such criteria are met or when the last undelivered element is delivered.

Consideration in a multiple-element arrangement is allocated at the inception of the arrangement to all deliverables on the basis of the relative selling price. When applying the relative selling price method, the selling price for each deliverable is determined using VSOE of the selling price. When VSOE cannot be established, we attempt to establish the selling price of each deliverable based on third-party evidence ("TPE"). TPE is determined based on competitor prices for similar deliverables when sold separately. In substantially all our multiple-element arrangements we allocate revenue based on VSOE or TPE, since products and services are generally sold separately or the selling price is determinable based on competitor prices for similar deliverables. If neither VSOE nor TPE of the selling price exists for a deliverable, we will use our best estimate of the selling price for that deliverable.
The objective of using an estimated selling price based methodology is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. Accordingly, we determine our best estimate of selling price considering multiple factors including, but not limited to, geographies, market conditions,

Xerox 2011 Form 10-K

competitive landscape, internal costs, gross margin objectives and pricing practices. Estimated selling price based methodology generally will apply to an insignificant proportion of our arrangements with multiple deliverables.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand, including money-market funds, and investments with original maturities of three months or less.
Restricted Cash and Investments
As more fully discussed in Note 16 - Contingencies and Litigation, various litigation matters in Brazil require us to make cash deposits to escrow as a condition of continuing the litigation. In addition, as more fully discussed in Note 4 - Receivables, Net, we continue to service the receivables sold under most of our accounts receivable sale agreements. As servicer, we may collect cash related to sold receivables prior to month-end that will be remitted to the purchaser the following month. Since we are acting on behalf of the purchaser in our capacity as servicer, such cash collected is reported as restricted cash. These cash amounts are classified in our Consolidated Balance Sheets based on when the cash will be contractually or judicially released (refer to Note 10 - Supplementary Financial Information for classification of amounts).

Restricted cash amounts were as follows:

	December 31,
	2011	2010
Tax and labor litigation deposits in Brazil	$240	$276
Escrow and cash collections related to receivable sales	88	88
Other restricted cash	15	7
Total Restricted Cash and Investments	$343	$371
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
Software - Internal Use and Product
We capitalize direct costs associated with developing, purchasing or otherwise acquiring software for internal use and amortize these costs on a straight-line basis over the expected useful life of the software, beginning when the software is implemented (“Internal Use Software”). Costs incurred for upgrades and enhancements that will not result in additional functionality are expensed as incurred. Useful lives of Internal Use Software generally vary from three to ten years. Amounts expended for Internal Use Software are included in Cash Flows from Investing.

We also capitalize certain costs related to the development of software solutions to be sold to our customers upon reaching technological feasibility and amortize these costs based on estimated future revenues (“Product Software”). In recognition of the uncertainties involved in estimating revenue, that amortization is not less than straight-line amortization over the software's remaining estimated economic life. Useful lives of Product Software

Xerox 2011 Form 10-K

generally vary from three to ten years. Amounts expended for Product Software are included in Cash Flows from Operations.

	Year Ended December 31,
Additions to:	2011	2010	2009
Internal use software	$163	$164	$98
Product software	108	70	1

	December 31,
Capitalized costs, net:	2011	2010
Internal use software	$545	$468
Product software	256	145
Goodwill and Other Intangible Assets
Goodwill represents the excess of the purchase price over the fair value of acquired net assets in a business combination, including the amount assigned to identifiable intangible assets. The primary drivers that generate goodwill are the value of synergies between the acquired entities and the company and the acquired assembled workforce, neither of which qualifies as an identifiable intangible asset. Goodwill is not amortized but rather is tested for impairment annually or more frequently if an event or circumstance indicates that an impairment loss may have been incurred.

Impairment testing for goodwill is done at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (a "component") if the component constitutes a business for which discrete financial information is available, and segment management regularly reviews the operating results of that component.

As noted previously, in the fourth quarter of 2011, we early adopted ASU No. 2011-08, Intangibles - Goodwill and Other (Topic 350) - Testing Goodwill for Impairment, which allows an entity to use a qualitative approach to test goodwill for impairment. As a result, in performing our annual impairment test, we first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value, including allocated goodwill. If it is concluded that this is the case for one or more reporting units, we would then perform a detailed quantitative assessment. In 2011, after completing our annual qualitative reviews for each of our reporting units, we concluded that it was not more likely than not that the carrying value of any of our reporting units exceeded its fair value and therefore, further quantitative analysis was not required.

Other intangible assets primarily consist of assets obtained in connection with business acquisitions, including installed customer base and distribution network relationships, patents on existing technology and trademarks. We apply an impairment evaluation whenever events or changes in business circumstances indicate that the carrying value of our intangible assets may not be recoverable. Other intangible assets are amortized on a straight-line basis over their estimated economic lives. We believe that the straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained annually by the Company. Refer to Note 8 - Goodwill and Intangible Assets, Net for further information.
Impairment of Long-Lived Assets
We review the recoverability of our long-lived assets, including buildings, equipment, internal use software and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. Our primary measure of fair value is based on discounted cash flows.
Treasury Stock
We account for repurchased common stock under the cost method and include such treasury stock as a component of our Common shareholders' equity. Retirement of Treasury stock is recorded as a reduction of Common stock and Additional paid-in capital at the time such retirement is approved by our Board of Directors.

Xerox 2011 Form 10-K

Research, Development and Engineering (“RD&E”)
Research, development and engineering costs are expensed as incurred. Sustaining engineering costs are incurred with respect to on-going product improvements or environmental compliance after initial product launch. Our RD&E expense was as follows:

	Year Ended December 31,
	2011	2010	2009
R&D	$613	$653	$713
Sustaining engineering	108	128	127
Total RD&E Expense	$721	$781	$840
Restructuring Charges
Costs associated with exit or disposal activities, including lease termination costs and certain employee severance costs associated with restructuring, plant closing or other activity, are recognized when they are incurred. In those geographies where we have either a formal severance plan or a history of consistently providing severance benefits representing a substantive plan, we recognize severance costs when they are both probable and reasonably estimable. Refer to Note 9 - Restructuring and Asset Impairment Charges for further information.
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
Several statistical and other factors that attempt to anticipate future events are used in calculating the expense, liability and asset values related to our pension and retiree health benefit plans. These factors include assumptions we make about the discount rate, expected return on plan assets, rate of increase in healthcare costs, the rate of future compensation increases and mortality. Actual returns on plan assets are not immediately recognized in our income statement, due to the delayed recognition requirement. In calculating the expected return on the plan asset component of our net periodic pension cost, we apply our estimate of the long-term rate of return on the plan assets that support our pension obligations, after deducting assets that are specifically allocated to Transitional Retirement Accounts (which are accounted for based on specific plan terms).
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
The discount rate is used to present value our future anticipated benefit obligations. In estimating our discount rate, we consider rates of return on high-quality fixed-income investments included in various published bond indexes, adjusted to eliminate the effects of call provisions and differences in the timing and amounts of cash outflows related to the bonds, as well as the expected timing of pension and other benefit payments. In the U.S. and the U.K., which comprise approximately 75% of our projected benefit obligation, we consider the Moody's Aa Corporate Bond Index and the International Index Company's iBoxx Sterling Corporate AA Cash Bond Index, respectively, in the determination of the appropriate discount rate assumptions. Refer to Note 14 - Employee Benefit Plans for further information.
Each year, the difference between the actual return on plan assets and the expected return on plan assets, as well as increases or decreases in the benefit obligation as a result of changes in the discount rate are added to or subtracted from any cumulative actuarial gain or loss from prior years. This amount is the net actuarial gain or loss

Xerox 2011 Form 10-K

recognized in Accumulated other comprehensive loss and is subject to subsequent amortization to net periodic pension cost in future periods over the remaining service lives of the employees participating in the pension plan. In plans where substantially all participants are inactive, the amortization period for net actuarial gains and losses is the average remaining life expectancy of the plan participants.
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

Foreign currency losses were $12, $11 and $26 in 2011, 2010 and 2009, respectively, and are included in Other expenses, net in the accompanying Consolidated Statements of Income.

Note 2 – Segment Reporting
Our reportable segments are aligned with how we manage the business and view the markets we serve. We report our financial performance based on the following two primary reportable segments – Technology and Services. Our Technology segment includes the sale and support of a broad range of document systems from entry level to high-end. Our Services segment operations involve delivery of a broad range of outsourcing services including document, business processing and IT outsourcing services.
Our Technology segment is centered on strategic product groups, which share common technology, manufacturing and product platforms. This segment includes the sale of document systems and supplies, technical services and product financing. Our products range from:

•	“Entry,” which includes A4 devices and desktop printers; to

•
“Mid-range,” which includes A3 devices that generally serve workgroup environments in mid to large enterprises and includes products that fall into the following market categories: Color 41+ ppm priced at less than $100K and Light Production 91+ ppm priced at less than $100K; to

•	“High-end,” which includes production printing and publishing systems that generally serve the graphic communications marketplace and large enterprises.
The Services segment is comprised of three outsourcing service offerings:

•	Document Outsourcing (which includes Managed Print Services) ("DO")

•	Business Process Outsourcing ("BPO")

•	Information Technology Outsourcing ("ITO")
Document outsourcing services include service arrangements that allow customers to streamline, simplify and digitize their document-intensive business processes through automation and deployment of software application and tools and the management of their printing needs. Document outsourcing also includes revenues from our partner print services offerings. Business process outsourcing services includes service arrangements where we manage a customer’s business activity or process. Information technology outsourcing services include service arrangements where we manage a customer’s IT-related activities, such as application management and application development, data center operations or testing and quality assurance.
The segment classified as Other includes several units, none of which meet the thresholds for separate segment reporting. This group primarily includes Xerox Supplies Business Group (predominantly paper sales), Wide Format Systems, licensing revenues, GIS network integration solutions and electronic presentation systems and non-allocated Corporate items including non-financing interest, as well as other items included in Other expenses, net.
Selected financial information for our Operating segments was as follows:

Xerox 2011 Form 10-K

	Years Ended December 31,
	Services	Technology	Other	Total
2011(1)
Revenue	$10,754	$9,722	$1,518	$21,994
Finance income	83	537	12	632
Total Segment Revenue	$10,837	$10,259	$1,530	$22,626
Interest expense	25	202	251	478
Segment profit(loss)(2)	1,207	1,140	(255)	2,092
Equity in net income of unconsolidated affiliates	31	118	—	149
2010(1)
Revenue	$9,548	$9,790	$1,635	$20,973
Finance income	89	559	12	660
Total Segment Revenue	$9,637	$10,349	$1,647	$21,633
Interest expense	$28	$212	$352	$592
Segment profit(loss)(2)	1,132	1,085	(342)	1,875
Equity in net income of unconsolidated affiliates	16	62	—	78
2009(1)
Revenue	$3,373	$9,470	$1,623	$14,466
Finance income	103	597	13	713
Total Segment Revenue	$3,476	$10,067	$1,636	$15,179
Interest expense	$36	$229	$262	$527
Segment profit(loss)(2)	231	949	(342)	838
Equity in net income of unconsolidated affiliates	8	33	—	41

(1)	Asset information on a segment basis is not disclosed as this information is not separately identified and internally reported to our chief executive officer.

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

The following is a reconciliation of segment profit to pre-tax income:

	Years Ended December 31,
Segment Profit Reconciliation to Pre-tax Income	2011	2010	2009
Total Segment Profit	$2,092	$1,875	$838
Reconciling items:
Restructuring and asset impairment charges	(33)	(483)	8
Restructuring charges of Fuji Xerox	(19)	(38)	(46)
Acquisition-related costs	—	(77)	(72)
Amortization of intangible assets	(398)	(312)	(60)
Venezuelan devaluation costs	—	(21)	—
ACS shareholders' litigation settlement	—	(36)	—
Loss on early extinguishment of liability and debt	(33)	(15)	—
Equity in net income of unconsolidated affiliates	(149)	(78)	(41)
Curtailment gain	107	—	—
Other	(2)	—	—
Pre-tax Income	$1,565	$815	$627
Geographic area data is based upon the location of the subsidiary reporting the revenue or long-lived assets and is

Xerox 2011 Form 10-K

as follows for the three years ended December 31, 2011:

	Revenues			Long-Lived Assets (1)
	2011	2010	2009	2011	2010	2009
United States	$14,493	$13,801	$8,156	$1,894	$1,764	$1,245
Europe	5,557	5,332	4,971	776	741	717
Other areas	2,576	2,500	2,052	276	309	262
Total Revenues and Long-Lived Assets	$22,626	$21,633	$15,179	$2,946	$2,814	$2,224

(1)	Long-lived assets are comprised of (i) land, buildings and equipment, net, (ii) equipment on operating leases, net, (iii) internal use software, net and (iv) product software, net.

Note 3 – Acquisitions

2011 Acquisitions
In December 2011, we acquired the Merizon Group Inc. which operates MBM formerly known as Modern Business Machines, a Wisconsin-based office products distributor for approximately $42 net of cash acquired. The acquisition furthers our strategy of creating a nationwide network of locally-based companies focused on improving document workflow and office efficiency.

In November 2011, we acquired The Breakaway Group ("Breakaway"), a cloud-based service provider that helps healthcare professionals accelerate their adoption of an electronic medical records ("EMR") system, for approximately $18 net of cash acquired. We are also obligated to pay the sellers up to an additional $25 if certain future performance targets are achieved, of which $18 was recorded as of the acquisition date representing the estimated fair value of this obligation for a total acquisition fair value of $36. The Denver-based firm's technology allows caregivers to practice using an EMR system without jeopardizing actual patient data. This acquisition adds to our offering of services that help healthcare professionals use the EMR system for clinical benefit.

In September 2011, we acquired the net assets related to the U.S. operations of Symcor Inc. ("Symcor"). In connection with the acquisition, we assumed and took over the operational responsibility for the customer contracts related to this operation. We agreed to pay $17 for the acquired net assets and the seller agreed to pay us $52, which represented the fair value of the liabilities assumed for a net cash receipt of $35.The assumed liabilities primarily include customer contract liabilities representing the estimated fair value of the obligations associated with the assumed customer contracts. We are recognizing these liabilities over a weighted-average period of approximately two years consistent with the cash outflows from the contracts. Symcor specializes in outsourcing services for U.S. financial institutions and its offerings range from cash management services to statement and check processing.

In July 2011, we acquired Education Sales and Marketing, LLC ("ESM"), a leading provider of outsourced enrollment management and student loan default solutions, for approximately $43 net of cash acquired. The acquisition of ESM enables us to offer a broader range of services to assist post-secondary schools in attracting and retaining the most qualified students while reducing accreditation risk.

In April 2011, we acquired Unamic/HCN B.V., the largest privately-owned customer care provider in the Benelux region in Western Europe, for approximately $55 net of cash acquired. Unamic/HCN’s focus on the Dutch-speaking market expands our customer care capabilities in the Netherlands, Belgium, Turkey and Suriname.

In February 2011, we acquired Concept Group, Ltd. for $41 net of cash acquired. This acquisition expands our reach into the small and mid-size business market in the U.K. Concept Group has nine locations throughout the U.K. and provides document imaging solutions and technical services to more than 3,000 customers.

Our Technology segment also acquired seven additional businesses in 2011 for a total of $21 in cash as part of our strategy of increasing our U.S. distribution network primarily for small and mid-size businesses. Our Services segment acquired three additional businesses in 2011 for a total of $25 in cash, primarily related to software to support our BPO service offerings.
2011 Summary
The operating results of the acquisitions described above are not material to our financial statements and are

Xerox 2011 Form 10-K

included within our results from the respective acquisition dates. Breakaway, Symcor, ESM and Unamic/HCN are included within our Services segment while the acquisitions of MBM and Concept Group are included within our Technology segment. The purchase prices for all acquisitions, except Symcor, were primarily allocated to intangible assets and goodwill based on third-party valuation and management's estimates. Refer to Note 8 - Goodwill and Intangible Assets, Net for additional information. The overall weighted-average life of the identified amortizable intangible assets is 10 years which is being amortized using a weighted average straight-line methodology. Our 2011 acquisitions contributed aggregate revenues of approximately $177 to our 2011 total revenues from their respective acquisition dates.
2010 and 2009 Acquisitions
In October 2010, we acquired TMS Health, LLC ("TMS"), a U.S. based teleservices company that provides customer care services to the pharmaceutical, biotech and healthcare industries, for approximately $48 in cash. TMS enables us to improve communications among pharmaceutical companies, physicians, consumers and pharmacists. By providing customer education, product sales and marketing and clinical trial solutions, we augment the IT and BPO services we deliver to the healthcare and pharmaceutical industries.

In July 2010, we acquired ExcellerateHRO, LLP ("EHRO"), a global benefits administration and relocation services provider for $125 net of cash acquired. EHRO established us as one of the world's largest pension plan administrators and as a leading provider of outsourced health and welfare and relocation services.

In January 2010, we acquired Irish Business Systems Limited ("IBS"), a managed print services provider, for approximately $29 net of cash acquired. IBS expanded our reach into the small and mid-size business market in Ireland where it is the largest independent supplier of digital imaging and printing solutions.

In February 2009, we acquired ComDoc, Inc. for approximately $145 in cash. ComDoc is one of the largest independent office technology dealers in the U.S. and it expanded our coverage in Ohio, Pennsylvania, New York and West Virginia.

Our Technology segment also acquired one additional business in both 2010 and 2009 for $21 and $18 in cash, respectively, as part of our strategy of increasing our U.S. distribution network for small and mid-size businesses. Our Services segment acquired one additional business in 2010 for $12 in cash.

Summary - 2010 and 2009 Acquisitions
The operating results of the 2010 and 2009 acquisitions described above were not material to our financial statements and were included within our results from the respective acquisition dates. TMS and EHRO were included within our Services segment while the acquisition of IBS and ComDoc were primarily included within our Technology segment. The purchase prices were primarily allocated to intangible assets and goodwill based on third-party valuations and management's estimates. Refer to Note 8 - Goodwill and Intangible Assets, Net for additional information. Excluding ACS, our 2010 acquisitions contributed aggregate revenues from their respective acquisition dates of approximately $318 and $140 to our 2011 and 2010 total revenues, respectively.

Contingent Consideration
In connection with certain acquisitions, we are obligated to make contingent payments if specified contractual performance targets are achieved. Contingent consideration obligations are recorded at their respective fair value. As of December 31, 2011, the maximum aggregate amount of outstanding contingent obligations to former owners of acquired entities was approximately $42, of which $27 was accrued representing the estimated fair value of this obligation. We made contingent payments of $2 and $8 in 2011 and 2010, respectively, which are reflected within investing activities in the Consolidated Statements of Cash Flows.

Affiliated Computer Services, Inc. ("ACS")
In February 2010, we acquired ACS in a cash-and-stock transaction valued at approximately $6.5 billion. Each outstanding share of ACS common stock was converted into a combination of 4.935 shares of Xerox common stock and $18.60 in cash. In addition, as of the acquisition date, we repaid $1.7 billion of ACS’s debt and assumed an additional $0.6 billion of debt. We also issued convertible preferred stock with a fair value of $349 and stock options valued at $222 (Refer to Note 17 - Preferred Stock and Note 18 - Shareholders' Equity for additional information regarding the issuance of preferred stock and stock options, respectively). ACS provides business process outsourcing and information technology outsourcing services and solutions to commercial and governmental clients worldwide. The operating results of ACS are included in our Services segment from February 6, 2010.

Xerox 2011 Form 10-K

The transaction was accounted for using the acquisition method of accounting which requires, among other things, that most assets acquired and liabilities assumed are recognized at their fair values as of the acquisition date. The following table summarizes the assets acquired and liabilities assumed as of the acquisition date:

February 5, 2010
Assets
Cash and cash equivalents	$351
Accounts receivable	1,344
Other current assets	389
Land, buildings and equipment	416
Intangible assets	3,035
Goodwill	5,127
Other long-term assets	258

Liabilities
Other current liabilities	645
Deferred revenue	161
Deferred tax liability	990
Debt	2,310
Pension liabilities	39
Other long-term liabilities	263
Net Assets Acquired	$6,512

The unaudited pro-forma results presented below include the effects of the ACS acquisition as if it had been consummated as of January 1, 2010. The pro-forma results include the amortization associated with the acquired intangible assets and interest expense associated with debt used to fund the acquisition, as well as fair value adjustments for unearned revenue, software and land, buildings and equipment. To better reflect the combined operating results, material non-recurring charges directly attributable to the transaction have been excluded. In addition, the pro-forma results do not include any synergies or other benefits of the acquisition. Accordingly, the unaudited pro-forma financial information below is not necessarily indicative of either future results of operations or results that might have been achieved had the acquisition been consummated as of January 1, 2010.

	Year Ended December 31, 2010
	Pro-forma	As Reported
Revenue	$22,252	$21,633
Net income – Xerox	592	606
Basic earnings per-share	0.41	0.44
Diluted earnings per-share	0.41	0.43

Note 4 – Receivables, Net
Accounts Receivable
Accounts receivable, net were as follows:

	December 31,
	2011	2010
Amounts billed or billable	$2,307	$2,491
Unbilled amounts	395	447
Allowance for doubtful accounts	(102)	(112)
Accounts Receivable, net	$2,600	$2,826
The allowance for uncollectible accounts receivables is determined principally on the basis of past collection experience

Xerox 2011 Form 10-K

as well as consideration of current economic conditions and changes in our customer collection trends. Unbilled amounts include amounts associated with percentage-of-completion accounting, and other earned revenues not currently billable due to contractual provisions. Amounts to be invoiced in the subsequent month for current services provided are included in amounts billable, and at December 31, 2011 and 2010 were approximately $963 and $1,066, respectively.
Accounts Receivable Sales Arrangements
We have facilities in the U.S., Canada and several countries in Europe that enable us to sell to third-parties, on an on-going basis, certain accounts receivable without recourse. The accounts receivables sold are generally short-term trade receivables with payment due dates of less than 60 days. The agreements involve the sale of entire groups of accounts receivable for cash. In certain instances a portion of the sales proceeds are held back by the purchaser and payment is deferred until collection of the related receivables sold. Such holdbacks are not considered legal securities nor are they certificated. We report collections on such receivables as operating cash flows in the Consolidated Statements of Cash Flows, because such receivables are the result of an operating activity and the associated interest rate risk is de minimis due to their short-term nature. These receivables are included in the caption “Other current assets” in the accompanying Consolidated Balance Sheets and were $97 and $90 at December 31, 2011 and December 31, 2010, respectively. Of the accounts receivables sold and derecognized from our Balance Sheet, $815 and $684 remained uncollected as of December 31, 2011 and 2010, respectively.
Under most of the agreements, we continue to service the sold accounts receivable. When applicable, a servicing liability is recorded for the estimated fair value of the servicing. The amounts associated with the servicing liability were not material. Accounts receivable sales were as follows:

	Year Ended December 31,
	2011	2010	2009
Accounts receivable sales	$3,218	$2,374	$1,566
Deferred proceeds	386	307	—
Fees associated with sales	20	15	13
Estimated increase to operating cash flows(1)	133	106	309
 _____________________________

(1)	Represents the difference between current and prior year-end receivable sales adjusted for the effects of: (i) the deferred proceeds, (ii) collections prior to the end of the year and (iii) currency.

Finance Receivables
Finance receivables include sales-type leases, direct financing leases and installment loans arising from the marketing of our equipment. These receivables are typically collateralized by a security interest in the underlying assets. Finance receivables, net were as follows:

	December 31,
	2011	2010
Gross receivables	$7,583	$7,914
Unearned income	(1,027)	(1,093)
Subtotal	6,556	6,821
Residual values	7	11
Allowance for doubtful accounts	(201)	(212)
Finance receivables, net	6,362	6,620
Less: Billed portion of finance receivables, net	166	198
Less: Current portion of finance receivables not billed, net	2,165	2,287
Finance Receivables Due After One Year, net	$4,031	$4,135
Contractual maturities of our gross finance receivables as of December 31, 2011 were as follows (including those already billed of $166):

Xerox 2011 Form 10-K

2012	2013	2014	2015	2016	Thereafter	Total
$2,832	$2,073	$1,469	$859	$315	$35	$7,583

Our finance receivable portfolios are primarily in the US, Canada and Western Europe. We generally establish customer credit limits and estimate the allowance for credit losses on a country or geographic basis. We establish credit limits based upon an initial evaluation of the customer's credit quality and adjust that limit accordingly based upon ongoing credit assessments of the customer including payment history and changes in credit quality.

The allowance for doubtful accounts and provision for credit losses represents an estimate of the losses expected to be incurred from the Company's finance receivable portfolio. The level of the allowance is determined on a collective basis by applying projected loss rates to our different portfolios by country, which represent our portfolio segments. This is the level at which we develop and document our methodology to determine the allowance for credit losses. This loss rate is primarily based upon historical loss experience adjusted for judgments about the probable effects of relevant observable data including current economic conditions as well as delinquency trends, resolution rates, the aging of receivables, credit quality indicators and the financial health of specific customer classes or groups. The allowance for doubtful finance receivables is inherently more difficult to estimate than the allowance for trade accounts receivable because the underlying lease portfolio has an average maturity, at any time, of approximately two to three years and contains past due billed amounts, as well as unbilled amounts. We consider all available information in our quarterly assessments of the adequacy of the allowance for doubtful accounts. The identification of account-specific exposure is not a significant factor in establishing the allowance for doubtful finance receivables. Our policy and methodology used to establish our allowance for doubtful accounts has been consistently applied over all periods presented.

Since our allowance for doubtful finance receivables is determined by country, the risk characteristics in our finance receivable portfolio segments will generally be consistent with the risk factors associated with the economies of those countries/regions. Loss rates declined in both the U.S. and Canada reflecting improving economic conditions in those countries during 2011 and now are more comparable to pre-2008 rates. Since Europe is comprised of various countries and regional economies, the risk profile within our European portfolio segment is somewhat more diversified due to the varying economic conditions among the countries. However, although charge-offs in Europe were flat in 2011 as compared to 2010, loss rates increased in 2011 reflecting the economic challenges currently facing Europe particularly for those countries in the southern region. We expect 2012 loss rates to continue to be elevated within Europe as compared to prior years because of the on-going economic challenges in this region.

The following table is a rollforward of the allowance for doubtful finance receivables as well as the related investment in finance receivables:

	United States	Canada	Europe	Other(3)	Total
Allowance for Credit Losses:
Balance at December 31, 2009	$99	$33	$87	$3	$222
Provision	47	22	59	—	128
Charge-offs	(58)	(23)	(59)	—	(140)
Recoveries and other(1)	3	5	(6)	—	2
Balance at December 31, 2010	91	37	81	3	212
Provision	15	11	74	—	100
Charge-offs	(31)	(17)	(59)	(1)	(108)
Recoveries and other(1)	—	2	(5)	—	(3)
Balance December 31, 2011	$75	$33	$91	$2	$201
Finance Receivables Collectively Evaluated for Impairment:
December 31, 2010(2)	$3,177	$872	$2,706	$66	$6,821
December 31, 2011(2)	$2,993	$825	$2,630	$108	$6,556
 _____________________________

(1)	Includes the impacts of foreign currency translation and adjustments to reserves necessary to reflect events of non-payment such as customer

Xerox 2011 Form 10-K

accommodations and contract terminations.

(2)	Total Finance receivables exclude residual values of $7 and $11, and the allowance for credit losses of $201 and $212 at December 31, 2011 and 2010, respectively.

(3)	Includes developing market countries and smaller units.

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

•
Non-investment grade: This rating includes accounts with average credit risk that are more susceptible to loss in the event of adverse business or economic conditions. This rating generally equates to a BB S&P rating. Although we experience higher loss rates associated with this customer class, we believe the risk is somewhat mitigated by the fact that our leases are fairly well dispersed across a large and diverse customer base. In addition, the higher loss rates are largely offset by the higher rates of return we obtain with such leases. Loss rates in this category are generally in the range of 2% to 4%.

•
Substandard: This rating includes accounts that have marginal credit risk such that the customer’s ability to make repayment is impaired or may likely become impaired. We use numerous strategies to mitigate risk including higher rates of interest, prepayments, personal guarantees and etc. Accounts in this category include customers who were downgraded during the term of the lease from investment and non-investment grade evaluation when the lease was originated. Accordingly there is a distinct possibility for a loss of principal and interest or customer default. The loss rates in this category are around 10%.

Credit quality indicators are updated at least annually, and the credit quality of any given customer can change during the life of the portfolio. Details about our finance receivables portfolio based on industry and credit quality indicators are as follows:

	December 31, 2011
	Investment Grade	Non-investment Grade	Substandard	Total Finance Receivables
Finance and Other Services	$349	$380	$160	$889
Government and Education	821	20	4	845
Graphic Arts	126	200	172	498
Industrial	180	83	32	295
Healthcare	130	42	28	200
Other	97	93	76	266
Total United States	1,703	818	472	2,993
Finance and Other Services	153	118	51	322
Government and Education	121	9	4	134
Graphic Arts	36	39	35	110
Industrial	56	41	34	131
Other	74	42	12	128
Total Canada	440	249	136	825
France	246	354	92	692
U.K./Ireland	201	162	54	417
Central(1)	330	494	57	881
Southern(2)	219	256	63	538

Xerox 2011 Form 10-K

Nordics(3)	60	39	3	102
Total Europe	1,056	1,305	269	2,630
Other	75	26	7	108
Total	$3,274	$2,398	$884	$6,556

	December 31, 2010
	Investment Grade	Non-investment Grade	Substandard	Total Finance Receivables
Finance and Other Services	$360	$401	$190	$951
Government and Education	849	21	7	877
Graphic Arts	147	217	156	520
Industrial	206	91	38	335
Healthcare	134	48	32	214
Other	102	109	69	280
Total United States	1,798	887	492	3,177
Finance and Other Services	150	127	56	333
Government and Education	127	12	3	142
Graphic Arts	32	35	48	115
Industrial	57	47	30	134
Other	88	47	13	148
Total Canada	454	268	150	872
France	219	374	82	675
U.K./Ireland	206	164	51	421
Central(1)	297	551	65	913
Southern(2)	263	237	81	581
Nordics(3)	50	63	3	116
Total Europe	1,035	1,389	282	2,706
Other	33	33	—	66
Total	$3,320	$2,577	$924	$6,821
_____________________________

(1)	Switzerland, Germany, Austria, Belgium and Holland.

(2)	Italy, Greece, Spain and Portugal.

(3)	Sweden, Norway, Denmark and Finland.

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

We generally continue to maintain equipment on lease and provide services to customers that have invoices for finance receivables that are 90 days or more past due and, as a result of the bundled nature of billings, we also continue to accrue interest on those receivables. However, interest revenue for such billings is only recognized if collectability is deemed reasonably assured. The aging our our billed finance receivables is as follows:

Xerox 2011 Form 10-K

	December 31, 2011
	Current	31-90 Days Past Due	>90 Days Past Due	Total Billed Finance Receivables	Unbilled Finance Receivables	Total Finance Receivables	Finance Receivables >90 Days and Accruing
Finance and Other Services	$18	$4	$1	$23	$866	$889	$15
Government and Education	21	5	2	28	817	845	29
Graphic Arts	16	2	1	19	479	498	7
Industrial	7	2	1	10	285	295	6
Healthcare	5	2	—	7	193	200	5
Other	8	1	—	9	257	266	4
Total United States	75	16	5	96	2,897	2,993	66
Canada	3	2	1	6	819	825	27
France	1	1	1	3	689	692	16
U.K./Ireland	3	2	3	8	409	417	4
Central(1)	7	2	3	12	869	881	46
Southern(2)	31	4	13	48	490	538	82
Nordics(3)	1	—	—	1	101	102	—
Total Europe	43	9	20	72	2,558	2,630	148
Other	2	1	—	3	105	108	—
Total	$123	$28	$26	$177	$6,379	$6,556	$241

	December 31, 2010
	Current	31-90 Days Past Due	>90 Days Past Due	Total Billed Finance Receivables	Unbilled Finance Receivables	Total Finance Receivables	Finance Receivables >90 Days and Accruing
Finance and Other Services	$23	$5	$2	$30	$921	$951	$23
Government and Education	26	6	3	35	842	877	40
Graphic Arts	21	3	1	25	495	520	16
Industrial	11	2	1	14	321	335	10
Healthcare	6	2	1	9	205	214	9
Other	8	2	—	10	270	280	8
Total United States	95	20	8	123	3,054	3,177	106
Canada	3	3	1	7	865	872	28
France	1	1	—	2	673	675	5
U.K./Ireland	4	1	1	6	415	421	7
Central(1)	9	2	4	15	898	913	39
Southern(2)	32	10	15	57	524	581	99
Nordics(3)	1	—	—	1	115	116	2
Total Europe	47	14	20	81	2,625	2,706	152
Other	2	—	—	2	64	66	—
Total	$147	$37	$29	$213	$6,608	$6,821	$286
 _____________________________

(1)	Switzerland, Germany, Austria, Belgium and Holland.

(2)	Italy, Greece, Spain and Portugal.

(3)	Sweden, Norway, Denmark and Finland.

Note 5 – Inventories and Equipment on Operating Leases, Net
The following is a summary of Inventories by major category:

Xerox 2011 Form 10-K

	December 31,
	2011	2010
Finished goods	$866	$858
Work-in-process	58	46
Raw materials	97	87
Total Inventories	$1,021	$991
The transfer of equipment from our inventories to equipment subject to an operating lease is presented in our Consolidated Statements of Cash Flows in the operating activities section. Equipment on operating leases and similar arrangements consists of our equipment rented to customers and depreciated to estimated salvage value at the end of the lease term. We recorded $39, $31 and $52 in inventory write-down charges for the years ended December 31, 2011, 2010 and 2009, respectively.
Equipment on operating leases and the related accumulated depreciation were as follows:

	December 31,
	2011	2010
Equipment on operating leases	$1,556	$1,561
Accumulated depreciation	(1,023)	(1,031)
Equipment on Operating Leases, net	$533	$530
Depreciable lives generally vary from three to four years consistent with our planned and historical usage of the equipment subject to operating leases. Depreciation and obsolescence expense for equipment on operating leases was $294, $313 and $329 for the years ended December 31, 2011, 2010 and 2009, respectively. Our equipment operating lease terms vary, generally from 12 to 36 months. Scheduled minimum future rental revenues on operating leases with original terms of one year or longer are:

2012	2013	2014	2015	2016	Thereafter
$392	$295	$199	$113	$59	$23

Total contingent rentals on operating leases, consisting principally of usage charges in excess of minimum contracted amounts, for the years ended December 31, 2011, 2010 and 2009 amounted to $154, $133 and $125, respectively.

Note 6 - Land, Buildings and Equipment, Net
Land, buildings and equipment, net were as follows:

		December 31,
	Estimated Useful Lives (Years)	2011	2010
Land		$60	$63
Buildings and building equipment	25 to 50	1,121	1,133
Leasehold improvements	Varies	461	455
Plant machinery	5 to 12	1,557	1,607
Office furniture and equipment	3 to 15	1,470	1,306
Other	4 to 20	99	115
Construction in progress		93	67
Subtotal		4,861	4,746
Accumulated depreciation		(3,249)	(3,075)
Land, Buildings and Equipment, net		$1,612	$1,671
Depreciation expense and operating lease rent expense were as follows:

Xerox 2011 Form 10-K

	Year Ended December 31,
	2011	2010	2009
Depreciation expense	$405	$379	$247
Operating lease rent expense(1)	681	632	267

(1)	We lease certain land, buildings and equipment, substantially all of which are accounted for as operating leases.
Future minimum operating lease commitments that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2011 were as follows:

2012	2013	2014	2015	2016	Thereafter
$637	$503	$296	$168	$83	$103

We have an information management contract with HP Enterprise Services (“HPES”) which runs through 2014. Services provided under this contract include support for European mainframe system processing, as well as workplace, service desk and voice and data network management. We can terminate the contract for convenience without paying a termination fee by providing sixty days prior notice. Should we terminate the contract for convenience, we have an option to purchase the assets placed in service under the HPES contract. We also have several agreements for similar services with other third party providers. These contracts have various terms through 2016 and include desktop services, voice and data network related services, mainframe application, development and support and mid-range applications processing and support. Payments for our outsourced information management services, which are primarily recorded in selling, administrative and general expenses, were $82, $142 and $224 for the years ended December 31, 2011, 2010 and 2009, respectively.

Note 7 – Investment in Affiliates, at Equity

Investments in corporate joint ventures and other companies in which we generally have a 20% to 50% ownership interest were as follows:

	December 31,
	2011	2010
Fuji Xerox	$1,334	$1,217
All other equity investments	61	74
Investments in Affiliates, at Equity	$1,395	$1,291

Our equity in net income of our unconsolidated affiliates was as follows:

	Year Ended December 31,
	2011	2010	2009
Fuji Xerox	$137	$63	$30
Other investments	12	15	11
Total Equity in Net Income of Unconsolidated Affiliates	$149	$78	$41
Fuji Xerox
Fuji Xerox is headquartered in Tokyo and operates in Japan, China, Australia, New Zealand and other areas of the Pacific Rim. Our investment in Fuji Xerox of $1,334 at December 31, 2011, differs from our implied 25% interest in the underlying net assets, or $1,451, due primarily to our deferral of gains resulting from sales of assets by us to Fuji Xerox, partially offset by goodwill related to the Fuji Xerox investment established at the time we acquired our remaining 20% of Xerox Limited from The Rank Group plc.

Equity in net income of Fuji Xerox is affected by certain adjustments to reflect the deferral of profit associated with intercompany sales. These adjustments may result in recorded equity income that is different from that implied by our 25% ownership interest. Equity income for the three years ended December 31, 2011 include after-tax restructuring charges of $19, $38, and $46, respectively, primarily reflecting Fuji Xerox’s continued cost-reduction initiatives.

Xerox 2011 Form 10-K

Condensed financial data of Fuji Xerox was as follows:

	Year Ended December 31,
	2011	2010	2009
Summary of Operations
Revenues	$12,367	$11,276	$9,998
Costs and expenses	11,464	10,659	9,781
Income before income taxes	903	617	217
Income tax expense	312	291	67
Net Income	591	326	150
Less: Net income - noncontrolling interests	5	5	1
Net Income - Fuji Xerox	$586	$321	$149
Balance Sheet
Assets:
Current assets	$5,056	$4,884	$4,111
Long-term assets	6,064	5,978	5,457
Total Assets	$11,120	$10,862	$9,568
Liabilities and Equity:
Current liabilities	$3,772	$3,534	$2,643
Long-term debt	817	1,260	1,368
Other long-term liabilities	700	707	1,104
Noncontrolling interests	25	22	19
Fuji Xerox shareholders' equity	5,806	5,339	4,434
Total Liabilities and Equity	$11,120	$10,862	$9,568

Yen/U.S. Dollar exchange rates used to translate are as follows:

Financial Statement	Exchange Basis	2011	2010	2009
Summary of Operations	Weighted Average Rate	79.61	87.64	93.51
Balance Sheet	Year-End Rate	77.62	81.66	92.46

Transactions with Fuji Xerox
We receive dividends from Fuji Xerox, which are reflected as a reduction in our investment. Additionally, we have a Technology Agreement with Fuji Xerox whereby we receive royalty payments for their use of our Xerox brand trademark, as well as rights to access our patent portfolio in exchange for access to their patent portfolio. These payments are included in Service, outsourcing and rental revenues in the Consolidated Statements of Income. We also have arrangements with Fuji Xerox whereby we purchase inventory from and sell inventory to Fuji Xerox. Pricing of the transactions under these arrangements is based upon terms the Company believes to be negotiated at arm's length. Our purchase commitments with Fuji Xerox are in the normal course of business and typically have a lead time of three months. In addition, we pay Fuji Xerox and they pay us for unique research and development costs.
Transactions with Fuji Xerox were as follows:

	Year Ended December 31,
	2011	2010	2009
Dividends received from Fuji Xerox	$58	$36	$10
Royalty revenue earned	128	116	106
Inventory purchases from Fuji Xerox	2,180	2,098	1,590
Inventory sales to Fuji Xerox	151	147	133
R&D payments received from Fuji Xerox	2	1	3
R&D payments paid to Fuji Xerox	21	30	33

Xerox 2011 Form 10-K

As of December 31, 2011 and 2010, net amounts due to Fuji Xerox were $105 and $109, respectively.

Note 8 - Goodwill and Intangible Assets, Net

Goodwill
The following table presents the changes in the carrying amount of goodwill, by reportable segment:

	Year Ended December 31,
	Technology	Services	Other	Total
Balance at December 31, 2008	$2,246	$929	$7	$3,182
Foreign currency translation	61	60	1	122
Acquisitions:
ComDoc	106	—	—	106
Other	12	—	—	12
Balance at December 31, 2009	$2,425	$989	$8	$3,422
Foreign currency translation	(25)	(22)	—	(47)
Acquisitions:
ACS	—	5,127	—	5,127
EHRO	—	77	—	77
TMS	—	35	—	35
IBS	14	—	—	14
Other	11	10	—	21
Balance at December 31, 2010	$2,425	$6,216	$8	$8,649
Foreign currency translation	(6)	(28)	—	(34)
Acquisitions:
Unamic/HCN	—	43	—	43
Breakaway	—	33	—	33
ESM	—	28	—	28
Concept Group	26	—	—	26
MBM	20	—	—	20
Other	17	21	—	38
Balance at December 31, 2011	$2,482	$6,313	$8	$8,803
Intangible Assets, Net
Intangible assets primarily relate to the Services operating segment. Intangible assets were comprised of the following:

		December 31, 2011			December 31, 2010
	Weighted Average Amortization Years	Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Customer base	12	$3,522	$751	$2,771	$3,487	$464	$3,023
Distribution network	25	123	59	64	123	54	69
Trademarks(1)	20	238	47	191	325	59	266
Technology, patents and non-compete(1)	4	29	13	16	47	34	13
Total Intangible Assets		$3,912	$870	$3,042	$3,982	$611	$3,371

(1)	Includes $10 and $5 of indefinite-lived assets within trademarks and technology, respectively, related to the 2010 acquisition of ACS.

Amortization expense related to intangible assets was $401, $316, and $64 for the years ended December 31,

Xerox 2011 Form 10-K

2011, 2010 and 2009, respectively. Amortization expense for 2011 includes $52 for the accelerated write-off of the ACS trade name as a result of the fourth quarter 2011 decision to discontinue its use and transition our services business to the “Xerox Services” trade name.

Excluding the impact of additional acquisitions, amortization expense is expected to approximate $329 in 2012, $328 in 2013, $326 in 2014, $324 in 2015 and $324 in 2016.

Note 9 – Restructuring and Asset Impairment Charges

Over the past several years, we have engaged in a series of restructuring programs related to downsizing our employee base, exiting certain activities, outsourcing certain internal functions and engaging in other actions designed to reduce our cost structure and improve productivity. These initiatives primarily consist of severance actions and impact all major geographies and segments. Management continues to evaluate our business, therefore, in future years, there may be additional provisions for new plan initiatives as well as changes in previously recorded estimates, as payments are made or actions are completed. Asset impairment charges were also incurred in connection with these restructuring actions for those assets sold, abandoned or made obsolete as a result of these programs.

A summary of our restructuring program activity during the three years ended December 31, 2011 is as follows:

	Severance and Related Costs	Lease Cancellation and Other Costs	Asset Impairments(1)	Total
Balance December 31,2008	$320	$32	$—	$352
Restructuring provision	28	9	—	37
Reversals of prior accruals	(39)	(6)	—	(45)
Net current period charges(2)	(11)	3	—	(8)
Charges against reserve and currency	(255)	(15)	—	(270)
Balance December 31,2009	54	20	—	74
Restructuring provision	470	28	26	524
Reversals of prior accruals	(32)	(9)	—	(41)
Net current period charges(2)	438	19	26	483
Charges against reserve and currency	(194)	(14)	(26)	(234)
Balance December 31, 2010	298	25	—	323
Restructuring provision	98	1	5	104
Reversals of prior accruals	(65)	(6)	—	(71)
Net current period charges(2)	33	(5)	5	33
Charges against reserve and currency	(215)	(13)	(5)	(233)
Balance at December 31, 2011	$116	$7	$—	$123
 _____________________________

(1)	Charges associated with asset impairments represent the write-down of the related assets to their new cost basis and are recorded concurrently with the recognition of the provision.

(2)	Represents amount recognized within the Consolidated Statements of Income for the years shown.

The following table summarizes the reconciliation to the Consolidated Statements of Cash Flows:

	Year Ended December 31,
	2011	2010	2009
Charges against reserve	$(233)	$(234)	$(270)
Asset impairment	5	26	—
Effects of foreign currency and other non-cash items	10	(5)	—
Restructuring Cash Payments	$(218)	$(213)	$(270)

The following table summarizes the total amount of costs incurred in connection with these restructuring programs by segment:

Xerox 2011 Form 10-K

	Year Ended December 31,
	2011	2010	2009
Technology	$23	$325	$(5)
Services	12	104	(2)
Other	(2)	54	(1)
Total Net Restructuring Charges	$33	$483	$(8)

2012 Plan
To date, we have identified and approved additional restructuring initiatives of approximately $25 for the first quarter of 2012. These actions are expected to impact all geographies and segments with approximately equal focus on SAG reductions, gross margin improvements and optimization of RD&E investments.

2011 Activity
During 2011, we recorded $33 of net restructuring and asset impairment charges, which included the following:

•
$98 of severance costs related to headcount reductions of approximately 3,900 employees primarily in North America. The actions impacted several functional areas and approximately 55% of the costs were focused on gross margin improvements, 36% on SAG and 9% on the optimization of RD&E investments.

•	$1 for lease termination costs.

•	$5 of asset impairment losses from the disposition of two aircraft associated with the restructuring of our corporate aviation operations.

The above charges were partially offset by $71 of net reversals for changes in estimated reserves from prior period initiatives.

The restructuring reserve balance as of December 31, 2011, for all programs was $123, of which approximately $116 is expected to be spent over the next twelve months.

2010 Activity
During 2010, we recorded $483 of net restructuring and asset impairment charges, which included the following:

•
$470 of severance costs related to headcount reductions of approximately 9,000 employees. The costs associated with these actions applied about equally to North America and Europe, with approximately 20% related to our developing market countries. Approximately 50% of the costs were focused on gross margin improvements, 40% on SAG and 10% on the optimization of RD&E investments and impacted the following functional areas:

•	Services

•	Supply chain and manufacturing

•	Back office administration

•	Development and engineering costs.

•	$28 for lease termination costs primarily reflecting the continued rationalization and optimization of our worldwide operating locations, particularly as a result of our acquisition of ACS.

•
$19 loss associated with the sale of our Venezuelan subsidiary. The loss primarily reflects the write-off of our Venezuelan net assets including working capital and long-lived assets. We continue to sell equipment, parts and supplies to the acquiring company through a distribution arrangement but no longer have any direct or local operations in Venezuela.

The above charges were partially offset by $41 of net reversals for changes in estimated reserves from prior period initiatives.

2009 Activity
Restructuring activity was minimal in 2009 and the related charges primarily reflected changes in estimates in severance costs from previously recorded actions.

Note 10 - Supplementary Financial Information
The components of other current and long-term assets and liabilities were as follows:

Xerox 2011 Form 10-K

	December 31,
	2011	2010
Other Current Assets
Deferred taxes and income taxes receivable	$261	$345
Royalties, license fees and software maintenance	143	155
Restricted cash	97	91
Prepaid expenses	147	133
Derivative instruments	58	45
Deferred purchase price from sale of receivables	97	90
Advances and deposits	28	23
Other	227	244
Total Other Current Assets	$1,058	$1,126
Other Current Liabilities
Deferred taxes and income taxes payable	$83	$59
Other taxes payable	150	177
Interest payable	84	122
Restructuring reserves	116	309
Derivative instruments	31	19
Product warranties	15	17
Dividends payable	74	74
Distributor and reseller rebates/commissions	112	105
Other	966	925
Total Other Current Liabilities	$1,631	$1,807

Other Long-term Assets
Prepaid pension costs	$76	$92
Net investment in discontinued operations(1)	204	224
Internal use software, net	545	468
Product software, net	256	145
Restricted cash	246	280
Debt issuance costs, net	38	42
Customer contract costs, net	294	134
Derivative instruments	—	11
Deferred compensation plan investments	92	92
Other	365	286
Total Other Long-term Assets	$2,116	$1,774
Other Long-term Liabilities
Deferred and other tax liabilities	$290	$200
Environmental reserves	16	20
Unearned income	82	36
Restructuring reserves	7	14
Other	466	527
Total Other Long-term Liabilities	$861	$797

(1)
At December 31, 2011, our net investment in discontinued operations primarily consisted of a $225 performance-based instrument relating to the 1997 sale of The Resolution Group (“TRG”) net of remaining net liabilities associated with our discontinued operations of $21. The recovery of the performance-based instrument is dependent on the sufficiency of TRG's available cash flows, as guaranteed by TRG's ultimate parent, which are expected to be recovered in annual cash distributions through 2017. In 2011, the performance-based instrument was pledged as security for our future funding obligations to our U.K. Pension Plan for salaried employees.

Note 11 – Debt

Xerox 2011 Form 10-K

Short-term borrowings were as follows:

	December 31,
	2011	2010
Commercial paper	$100	$300
Current maturities of long-term debt	1,445	1,070
Total Short-term Debt	$1,545	$1,370

The weighted-average interest rate for commercial paper at December 31, 2011, including issuance costs, was 0.71 percent and had maturities ranging from 3 to 48 days.

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

Long-term debt was as follows:

	December 31,
	Weighted Average Interest Rates at December 31, 2011(2)	2011	2010
Xerox Corporation
Notes due 2011	—%	$—	$1
Senior Notes due 2011	—%	—	750
Senior Notes due 2012	5.59%	1,100	1,100
Senior Notes due 2013	5.65%	400	400
Convertible Notes due 2014	9.00%	19	19
Senior Notes due 2014	8.25%	750	750
Floating Rate Notes due 2014	1.28%	300	—
Senior Notes due 2015	4.29%	1,000	1,000
Notes due 2016	7.20%	250	250
Senior Notes due 2016	6.48%	700	700
Senior Notes due 2017	6.83%	500	500
Notes due 2018	0.57%	1	—
Senior Notes due 2018	6.37%	1,000	1,000
Senior Notes due 2019	5.66%	650	650
Senior Notes due 2021	4.59%	700	—
Zero Coupon Notes due 2023	5.71%	301	283
Senior Notes due 2039	6.78%	350	350
Subtotal - Xerox Corporation		$8,021	$7,753
Subsidiary Companies
Senior Notes due 2015	4.25%	250	250
Borrowings secured by other assets	5.59%	76	75
Other	2.14%	3	2
Subtotal-Subsidiary Companies		$329	$327
Principal Debt Balance		8,350	8,080
Unamortized discount		(7)	(1)
Fair value adjustments(1)		190	228
Less: current maturities		(1,445)	(1,070)
Total Long-term Debt		$7,088	$7,237

(1)	Fair value adjustments represent changes in the fair value of hedged debt obligations attributable to movements in benchmark interest

Xerox 2011 Form 10-K

rates. Hedge accounting requires hedged debt instruments to be reported at an amount equal to the sum of their carrying value (principal value plus/minus premiums/discounts) and any fair value adjustment.

(2)	Represents weighted average effective interest rate which includes the effect of discounts and premiums on issued debt.

Scheduled principal payments due on our long-term debt for the next five years and thereafter are as follows:

2012	2013	2014	2015	2016	Thereafter	Total
1,445	$425	$1,078	$1,252	$951	$3,199	$8,350

(1)
Quarterly total debt maturities for 2012 are $12, $1,114, $310 and $9 for the first, second, third and fourth quarters, respectively. 2012 maturities also includes our puttable 5.71% Zero Coupon Notes due 2023, In February 2012, we completed an exchange of the 5.71% Zero Coupon Notes due 2023 for approximately $363 of our 4.50% Senior Notes due 2021. Refer to Note 21 - Subsequent Events for additional information regarding this debt exchange.

Commercial Paper
In 2010, we initiated a commercial paper (“CP”) program in the U.S. Aggregate CP and Credit Facility borrowings may not exceed $2.0. billion outstanding at any time. Under the company's current private placement CP program, we may issue CP up to a maximum amount of $2.0 billion outstanding at any time. The maturities of the CP Notes will vary, but may not exceed 390 days from the date of issue. The CP Notes are sold at a discount from par or, alternatively, sold at par and bear interest at market rates. At December 31, 2011, we had $100 par value CP Notes outstanding.

Credit Facility
In 2011, we refinanced our $2.0 billion unsecured revolving Credit Facility that was executed in 2007 (the "2007 Credit Facility"). The new $2.0 billion Credit Facility is a five year commitment maturing in 2016 with a group of lenders. A majority of the lenders that participated in the 2007 Credit Facility are participating in the new Credit Facility. The new Credit Facility contains a $300 letter of credit sub-facility, and also includes an accordion feature that would allow us to increase (from time to time, with willing lenders) the overall size of the facility up to an aggregate amount not to exceed $2.75 billion. We have the right to request a one year extension on each of the first and second anniversary dates.

We deferred $7 of debt issuance costs in connection with this refinancing, which includes approximately $2 of unamortized deferred debt issue costs associated with those Lenders from the 2007 Credit Facility that elected to participate in the new Credit Facility. The write-off of debt issuance costs associated with those Lenders that did not elect to participate in the new Credit Facility was not material.

The Credit Facility provides a backstop to our $2.0 billion commercial paper program. Proceeds from any borrowings under the Credit Facility can be used to provide working capital for the Company and its subsidiaries and for general corporate purposes.

At December 31, 2011 we had no outstanding borrowings or letters of credit under the Credit Facility.

The Credit Facility is available, without sublimit, to certain of our qualifying subsidiaries. Our obligations under the Credit Facility are unsecured and are not currently guaranteed by any of our subsidiaries. Any domestic subsidiary that guarantees more than $100 of Xerox Corporation debt must also guaranty our obligations under the Credit Facility. In the event that any of our subsidiaries borrows under the Credit Facility, its borrowings thereunder would be guaranteed by us.

Borrowings under the Credit Facility bear interest at our choice, at either (a) a Base Rate as defined in our Credit Facility agreement, plus an all-in spread that varies between 0.10% and 0.75% depending on our credit rating at the time of borrowing, or (b) LIBOR plus an all-in spread that varies between 1.00% and 1.75% depending on our credit rating at the time of borrowing. Based on our credit rating as of December 31, 2011, the applicable all-in spreads for the Base Rate and LIBOR borrowing were 0.375% and 1.375%, respectively.

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

Xerox 2011 Form 10-K

consolidated interest expense) may not be less than 3.00x.

(c)
Limitations on (i) liens of Xerox and certain of our subsidiaries securing debt, (ii) certain fundamental changes to corporate structure, (iii) changes in nature of business and (iv) limitations on debt incurred by certain subsidiaries.

The Credit Facility also contains various events of default, the occurrence of which could result in termination of the lenders' commitments to lend and the acceleration of all our obligations under the Credit Facility. These events of default include, without limitation: (i) payment defaults, (ii) breaches of covenants under the Credit Facility (certain of which breaches do not have any grace period), (iii) cross-defaults and acceleration to certain of our other obligations and (iv) a change of control of Xerox.

Capital Market Activity

Current Year

Senior Notes: In May 2011, we issued $300 of Floating Rate Senior Notes due 2014 (the “2014 Floating Rate Notes”) and $700 of 4.50% Senior Notes due 2021 (the “2021 Senior Notes”). The 2014 Floating Rate Notes were issued at par and the 2021 Senior Notes were issued at 99.246% of par, resulting in aggregate net proceeds for both notes of approximately $995. The 2014 Floating Rate Notes accrue interest at a rate per annum, reset quarterly, equal to three-month LIBOR plus 0.820% payable quarterly. The 2021 Senior Notes accrue interest at a rate of 4.50% per annum payable semi-annually. As a result of the discount, they have a weighted average effective interest rate of 4.595%. Proceeds from the offering were used to redeem the $650 Trust I 8% Preferred Securities mentioned below and for general corporate purposes. In conjunction with the issuance of these Senior Notes, debt issuance costs of $7 were deferred.
Xerox Capital Trust I: In May 2011, Xerox Capital Trust I (“Trust I”), our wholly-owned subsidiary, redeemed its 8% Preferred Securities due in 2027 of $650. The redemption resulted in a pre-tax loss of $33 ($20 after-tax), representing the call premium of approximately $10 as well as the write-off of unamortized debt costs and other liability carrying value adjustments of approximately $23.

Interest
Interest paid on our short-term debt, long-term debt and liability to subsidiary trust issuing preferred securities amounted to $538, $586 and $531 for the years ended December 31, 2011, 2010 and 2009, respectively.

Interest expense and interest income was as follows:

	Year Ended December 31,
	2011	2010	2009
Interest expense(1)	$478	$592	$527
Interest income(2)	653	679	734

(1)	Includes Equipment financing interest expense, as well as non-financing interest expense included in Other expenses, net in the Consolidated Statements of Income.

(2)	Includes Finance income, as well as other interest income that is included in Other expenses, net in the Consolidated Statements of Income.
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

Net (payments) proceeds on debt as shown on the Consolidated Statements of Cash Flows was as follows:

Xerox 2011 Form 10-K

	Year Ended December 31,
	2011	2010	2009
Net proceeds (payments) on short-term debt	$(200)	$300	$(61)
Net payments on Credit Facility	—	—	(246)
Net proceeds from issuance of long-term debt	1,000	—	2,725
Net payments on long-term debt	(751)	(3,357)	(1,495)
Net (Payments) Proceeds on Other Debt	$49	$(3,057)	$923

Note 12 – Financial Instruments

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
Fair Value Hedges: At December 31, 2011, we did not have any interest rate swaps outstanding. At December 31, 2010, pay variable/receive fixed interest rate swaps, with notional amounts of $950 and net asset fair values of $11, were designated and accounted for as fair value hedges. The swaps were structured to hedge the fair value of related debt by converting them from fixed rate instruments to variable rate instruments. No ineffective portion was recorded to earnings during 2011 or 2010.
Terminated Swaps: During the period from 2004 to 2011, we early terminated several interest rate swaps that were designated as fair value hedges of certain debt instruments. The associated net fair value adjustments to the debt instruments are being amortized to interest expense over the remaining term of the related notes. In 2011, 2010 and 2009, the amortization of these fair value adjustments reduced interest expense by $53, $28 and $17, respectively, and we expect to record a net decrease in interest expense of $190 in future years through 2018.
Foreign Exchange Risk Management

As a global company, we are exposed to foreign currency exchange rate fluctuations in the normal course of our business. As a part of our foreign exchange risk management strategy, we use derivative instruments - primarily forward contracts and purchase option contracts - to hedge the following foreign currency exposures, thereby reducing volatility of earnings or protecting fair values of assets and liabilities:

•	Foreign currency-denominated assets and liabilities

•	Forecasted purchases and sales in foreign currency
Summary of Foreign Exchange Hedging Positions: At December 31, 2011, we had outstanding forward exchange and purchased option contracts with gross notional values of $3,444, which is typical of the amounts that are normally outstanding at any point during the year. These contracts generally mature in 12 months or less.

Xerox 2011 Form 10-K

The following is a summary of the primary hedging positions and corresponding fair values as of December 31, 2011:

Currencies Hedged (Buy/Sell)	Gross Notional Value	Fair Value Asset (Liability)(1)
Japanese Yen/U.S. Dollar	$634	$5
U.S. Dollar/Euro	563	17
Japanese Yen/Euro	450	24
Euro/U.K. Pound Sterling	406	(5)
U.K. Pound Sterling/Euro	244	2
U.K. Pound Sterling/U.S. Dollar	217	(8)
Swiss Franc/Euro	172	2
Canadian Dollar/Euro	168	(1)
U.S. Dollar/Japanese Yen	94	—
Swedish Krona/Euro	86	2
Mexican Peso/U.S. Dollar	60	(5)
Indian Rupee/U.S. Dollar	47	(5)
All Other	303	(1)
Total Foreign Exchange Hedging	$3,444	$27
_____________________________

(1)	Represents the net receivable (payable) amount included in the Consolidated Balance Sheet at December 31, 2011.
Foreign Currency Cash Flow Hedges: We designate a portion of our foreign currency derivative contracts as cash flow hedges of our foreign currency-denominated inventory purchases, sales and expenses. No amount of ineffectiveness was recorded in the Consolidated Statements of Income for these designated cash flow hedges and all components of each derivative’s gain or loss was included in the assessment of hedge effectiveness. The net asset fair value of these contracts was $26 and $18 as of December 31, 2011 and December 31, 2010, respectively.

Summary of Derivative Instruments Fair Value: The following table provides a summary of the fair value amounts of our derivative instruments:

		December 31,
Designation of Derivatives	Balance Sheet Location	2011	2010
Derivatives Designated as Hedging Instruments
Foreign exchange contracts – forwards	Other current assets	$37	$19
	Other current liabilities	(11)	(1)
Interest rate swaps	Other long-term assets	—	11
	Net Designated Asset	$26	$29

Derivatives NOT Designated as Hedging Instruments
Foreign exchange contracts – forwards	Other current assets	$21	$26
	Other current liabilities	(20)	(18)
	Net Undesignated Asset	$1	$8

Summary of Derivatives	Total Derivative Assets	$58	$56
	Total Derivative Liabilities	(31)	(19)
	Net Derivative Asset	$27	$37
Summary of Derivative Instruments Gains (Losses)
Derivative gains and (losses) affect the income statement based on whether such derivatives are designated as hedges of underlying exposures. The following is a summary of derivative gains and (losses).

Xerox 2011 Form 10-K

Designated Derivative Instruments Gains (Losses): The following tables provide a summary of gains (losses) on derivative instruments:

		Year Ended December 31,
Derivatives in Fair Value Relationships	Location of Gain (Loss) Recognized in Income	Derivative Gain (Loss) Recognized in Income			Hedged Item Gain (Loss) Recognized in Income
		2011	2010	2009	2011	2010	2009
Interest rate contracts	Interest expense	$15	$99	$(18)	$(15)	$(99)	$18

	Year Ended December 31,
Derivatives in Cash Flow Hedging Relationships	Derivative Gain (Loss) Recognized in OCI (Effective Portion)			Location of Derivative Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Gain (Loss) Reclassified from AOCI to Income (Effective Portion)
	2011	2010	2009		2011	2010	2009
Foreign exchange contracts – forwards	$30	$46	$(1)	Cost of sales	$14	$28	$(2)
No amount of ineffectiveness was recorded in the Consolidated Statements of Income for these designated cash flow hedges and all components of each derivative’s gain or (loss) were included in the assessment of hedge effectiveness. In addition, no amount was recorded for an underlying exposure that did not occur or was not expected to occur.
At December 31, 2011, net gains of $26 were recorded in accumulated other comprehensive loss associated with our cash flow hedging activity. The entire balance is expected to be reclassified into net income within the next 12 months, providing an offsetting economic impact against the underlying anticipated transactions.
Non-Designated Derivative Instruments Gains (Losses): Non-designated derivative instruments are primarily instruments used to hedge foreign currency-denominated assets and liabilities. They are not designated as hedges since there is a natural offset for the re-measurement of the underlying foreign currency-denominated asset or liability.
The following table provides a summary of gains (losses) on non-designated derivative instruments:

		Year Ended December 31,
Derivatives NOT Designated as Hedging Instruments	Location of Derivative Gain (Loss)	2011	2010	2009
Foreign exchange contracts – forwards	Other expense – Currency gains (losses), net	$33	$113	$49
During the three years ended December 31, 2011, we recorded Currency losses, net of $12, $11 and $26, respectively. Currency losses, net includes the mark-to-market adjustments of the derivatives not designated as hedging instruments and the related cost of those derivatives, as well as the re-measurement of foreign currency-denominated assets and liabilities.

Accumulated Other Comprehensive Loss (“AOCL”)

Refer to Note 19 – Comprehensive Income "Accumulated Other Comprehensive Loss" section in for the activity associated with all of our designated cash flow hedges (interest rate and foreign currency).

Note 13 – Fair Value of Financial Assets and Liabilities
The following table represents assets and liabilities measured at fair value on a recurring basis. The basis for the measurement at fair value in all cases is Level 2 – Significant Other Observable Inputs.

Xerox 2011 Form 10-K

	December 31, 2011
	2011	2010
Assets:
Foreign exchange contracts-forwards	$58	$45
Interest rate swaps	—	11
Deferred compensation investments in cash surrender life insurance	69	70
Deferred compensation investments in mutual funds	23	22
Total	$150	$148
Liabilities:
Foreign exchange contracts-forwards	$31	$19
Deferred compensation plan liabilities	97	98
Total	$128	$117
We utilize the income approach to measure the fair value for our derivative assets and liabilities. The income approach uses pricing models that rely on market observable inputs such as yield curves, currency exchange rates and forward prices, and therefore are classified as Level 2.
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
Summary of Other Financial Assets and Liabilities Not Measured at Fair Value on a Recurring Basis
The estimated fair values of our other financial assets and liabilities not measured at fair value on a recurring basis were as follows:

	December 31, 2011		December 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$902	$902	$1,211	$1,211
Accounts receivable, net	2,600	2,600	2,826	2,826
Short-term debt	1,545	1,629	1,370	1,396
Long-term debt	7,088	7,571	7,237	7,742
Liability to subsidiary trust issuing preferred securities	—	—	650	670
The fair value amounts for Cash and cash equivalents and Accounts receivable, net, approximate carrying amounts due to the short maturities of these instruments. The fair value of Short- and Long-term debt, as well as our Liability to subsidiary trust issuing preferred securities, was estimated based on quoted market prices for publicly traded securities or on the current rates offered to us for debt of similar maturities. The difference between the fair value and the carrying value represents the theoretical net premium or discount we would pay or receive to retire all debt at such date.

Note 14 – Employee Benefit Plans
We sponsor numerous pension and other post-retirement benefit plans, primarily retiree health, in our domestic and international operations. December 31 is the measurement date for all of our post-retirement benefit plans.

Xerox 2011 Form 10-K

	Pension Benefits		Retiree Health
	2011	2010	2011	2010
Change in Benefit Obligation:
Benefit obligation, January 1	$9,731	$9,194	$1,006	$1,102
Service cost	186	178	8	8
Interest cost	612	575	47	54
Plan participants' contributions	10	11	33	26
Plan amendments(3)	(2)	(19)	(4)	(86)
Actuarial loss	916	477	26	13
Acquisitions(2)	—	140	—	1
Currency exchange rate changes	(85)	(154)	(3)	6
Curtailments	—	(1)	—	—
Benefits paid/settlements	(870)	(670)	(106)	(118)
Other	7	—	—	—
Benefit Obligation, December 31	$10,505	$9,731	$1,007	$1,006
Change in Plan Assets:
Fair value of plan assets, January 1	7,940	$7,561	$—	$—
Actual return on plan assets	694	846	—	—
Employer contribution	556	237	73	92
Plan participants' contributions	10	11	33	26
Acquisitions(2)	—	107	—	—
Currency exchange rate changes	(57)	(144)	—	—
Benefits paid/settlements	(870)	(669)	(106)	(118)
Other	4	(9)	—	—
Fair Value of Plan Assets, December 31	$8,277	$7,940	$—	$—

Net Funded Status at December 31(1)	$(2,228)	$(1,791)	$(1,007)	$(1,006)

Amounts Recognized in the Consolidated Balance Sheets:
Other long-term assets	$76	$92	$—	$—
Accrued compensation and benefit costs	(45)	(44)	(82)	(86)
Pension and other benefit liabilities	(2,259)	(1,839)	—	—
Post-retirement medical benefits	—	—	(925)	(920)
Net Amounts Recognized	$(2,228)	$(1,791)	$(1,007)	$(1,006)

(1)	Includes under-funded and non-funded plans.

(2)	Primarily ACS's acquired balances.

(3)	Refer to the “Plan Amendment” section for additional information.

Benefit plans pre-tax amounts recognized in AOCL at December 31,:

	Pension Benefits		Retiree Health
	2011	2010	2011	2010
Net actuarial loss	$2,552	$1,867	$70	$54
Prior service (credit)	(37)	(167)	(163)	(200)
Total Pre-tax Loss (Gain)	$2,515	$1,700	$(93)	$(146)

The Accumulated benefit obligation for all defined benefit pension plans was $10,134 and $9,256 at December 31, 2011 and 2010, respectively.

Aggregate information for pension plans with an Accumulated benefit obligation in excess of plan assets is presented below:

Xerox 2011 Form 10-K

	December 31, 2011			December 31, 2010
	Underfunded	Unfunded	Total	Underfunded	Unfunded	Total
Projected benefit obligation	$8,733	$772	$9,505	$5,001	$725	$5,726
Accumulated benefit obligation	8,418	760	9,178	4,826	707	5,533
Fair value of plan assets	7,204	—	7,204	3,883	—	3,883

Most of our defined benefit pension plans generally provide employees a benefit, depending on eligibility, calculated under a highest average pay and years of service formula. Our primary domestic defined benefit pension plans provide a benefit at the greater of (i) the highest average pay and years of service formula, (ii) the benefit calculated under a formula that provides for the accumulation of salary and interest credits during an employee's work life or (iii) the individual account balance from the Company's prior defined contribution plan (Transitional Retirement Account or TRA).
The components of Net periodic benefit cost and other changes in plan assets and benefit obligations were as follows:

	Year Ended December 31,
	Pension Benefits			Retiree Health
	2011	2010	2009	2011	2010	2009
Components of Net Periodic Benefit Costs:
Service cost	$186	$178	$173	$8	$8	$7
Interest cost(1)	612	575	508	47	54	60
Expected return on plan assets(2)	(647)	(570)	(523)	—	—	—
Recognized net actuarial loss	72	71	25	—	—	—
Amortization of prior service credit	(23)	(22)	(21)	(41)	(30)	(41)
Recognized settlement loss	84	72	70	—	—	—
Recognized curtailment gain	(107)	—	—	—	—	—
Defined Benefit Plans	177	304	232	14	32	26
Defined contribution plans	66	51	38	—	—	—
Net periodic benefit cost	243	355	270	14	32	26

Other changes in plan assets and benefit obligations recognized in Other Comprehensive Income:
Net actuarial loss	852	198	8	25	13	126
Prior service (credit)	(2)	(19)	—	(3)	(86)	1
Amortization of net actuarial (loss)	(153)	(143)	(95)	—	—	—
Amortization of net prior service credit	23	22	21	41	30	41
Curtailment gain - recognition of net prior service credit	107	—	—	—	—	—
Total recognized in Other Comprehensive Income	827	58	(66)	63	(43)	168
Total recognized in Net Periodic Benefit Cost and Other Comprehensive Income	$1,070	$413	$204	$77	$(11)	$194
_____________________________

(1)
Interest cost includes interest expense on non-TRA obligations of $388, $381 and $390 and interest expense directly allocated to TRA participant accounts of $224, $194 and $118 for the years ended December 31, 2011, 2010 and 2009, respectively.

(2)
Expected return on plan assets includes expected investment income on non-TRA assets of $423, $376 and $405 and actual investment income on TRA assets of $224, $194 and $118 for the years ended December 31, 2011, 2010 and 2009, respectively.

The net actuarial loss and prior service credit for the defined benefit pension plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $108 and $(23), respectively, excluding amounts that may be recognized through settlement losses. The net actuarial loss and prior service credit for the retiree health benefit plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $1 and $(41), respectively.

Pension plan assets consist of both defined benefit plan assets and assets legally restricted to the TRA accounts. The

Xerox 2011 Form 10-K

combined investment results for these plans, along with the results for our other defined benefit plans, are shown above in the “actual return on plan assets” caption. To the extent that investment results relate to TRA, such results are charged directly to these accounts as a component of interest cost.

Plan Amendments

In December 2011, we amended all of our primary U.S. Defined Benefit Pension Plans for salaried employees. Our primary qualified plans had previously been amended to freeze the final average pay formulas within the plans as of December 31, 2012, but a cash balance service credit was expected to continue post December 31, 2012. The 2011 amendments fully freeze any further benefit and service accruals after December 31, 2012 for all of these plans, including the non-qualified plans. As a result of these plan amendments, we recognized a pre-tax curtailment gain of $107 ($66 after-tax). The gain represents the recognition of deferred gains from other prior year amendments (“prior service credits”) as a result of the discontinuation of any future benefit or service accrual period. The amendments are not expected to materially impact 2012 pension expense.

In 2011, the Canadian Salary Pension Plan was amended to close the plan to future service accrual effective January 1, 2014. Benefits earned up to January 1, 2014 will not be affected and participants will continue receive the benefit of future salary increases to the extent applicable; therefore, the amendment does not result in a material change to the projected benefit obligation at the re-measurement date, December 31, 2011.

In 2010, we amended our domestic retiree health benefit plan to eliminate the use of the Retiree Drug Subsidy that the Company receives from Medicare as an offset to retiree contributions. This amendment was effective January 1, 2011. The Company instead decided to use this subsidy to reduce its retiree healthcare costs. The amendment resulted in a net decrease of $55 to the retiree medical benefit obligation and a corresponding $34 after tax increase to equity. This amendment reduced 2011 expenses by approximately $13.

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
Plan Assets

Current Allocation
As of the 2011 and 2010 measurement dates, the global pension plan assets were $8.3 billion and $7.9 billion, respectively. These assets were invested among several asset classes. Our common stock represents approximately $50 or 0.6% of total plan assets at December 31, 2011.

The following table presents the defined benefit plans assets measured at fair value at December 31, 2011 and the basis for that measurement:

Xerox 2011 Form 10-K

	Valuation Based On:
Asset Class	Quoted Prices in Active Markets for Identical Asset (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value December 31, 2011	% of Total
Cash and Cash Equivalents	$578	$—	$—	$578	7%
Equity Securities:
U.S. Large Cap	511	50	—	561	7%
Xerox Common Stock	50	—	—	50	1%
U.S. Mid Cap	90	—	—	90	1%
U.S. Small Cap	83	89	—	172	2%
International Developed	1,209	481	—	1,690	21%
Emerging Markets	297	54	—	351	4%
Global Equity	7	17	—	24	—%
Total Equity Securities	2,247	691	—	2,938	36%
Debt Securities:
U.S. Treasury Securities	9	416	—	425	5%
Debt Security Issued by Government Agency	64	1,407	—	1,471	18%
Corporate Bonds	150	1,470	—	1,620	20%
Asset Backed Securities	2	61	—	63	—%
Total Debt Securities	225	3,354	—	3,579	43%
Common/Collective Trust	3	—	—	3	—%
Derivatives:
Interest Rate Contracts	18	103	—	121	1%
Foreign Exchange Contracts	14	(1)	—	13	—%
Equity Contracts	23	—	—	23	—%
Other Contracts	64	—	—	64	1%
Total Derivatives	119	102	—	221	2%
Hedge Funds	—	—	3	3	—%
Real Estate	67	132	352	551	7%
Private Equity/Venture Capital	—	—	318	318	4%
Guaranteed Insurance Contracts	—	—	116	116	1%
Other(1)	(48)	18	—	(30)	—%
Total Defined Benefit Plans Assets	$3,191	$4,297	$789	$8,277	100%

(1)	Other Level 1 assets include net non-financial liabilities of $(54) such as due to/from broker, interest receivables and accrued expenses.

The following table presents the defined benefit plans assets measured at fair value at December 31, 2010 and the basis for that measurement:

Xerox 2011 Form 10-K

	Valuation Based On:
Asset Class	Quoted Prices in Active Markets for Identical Asset (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value December 31, 2010	% of Total
Cash and Cash Equivalents	$640	$—	$—	$640	8%
Equity Securities:
U.S. Large Cap	507	54	—	561	7%
U.S. Mid Cap	84	—	—	84	1%
U.S. Small Cap	60	62	—	122	2%
International Developed	1,513	514	—	2,027	26%
Emerging Markets	324	—	—	324	4%
Global Equity	8	25	—	33	—%
Total Equity Securities	2,496	655	—	3,151	40%
Debt Securities:
U.S. Treasury Securities	4	209	—	213	3%
Debt Security Issued by Government Agency	75	1,011	—	1,086	14%
Corporate Bonds	167	1,412	—	1,579	20%
Asset Backed Securities	2	15	—	17	—%
Total Debt Securities	248	2,647	—	2,895	37%
Common/Collective Trust	4	69	—	73	1%
Derivatives:
Interest Rate Contracts	—	123	—	123	2%
Foreign Exchange Contracts	5	(12)	—	(7)	—%
Equity Contracts	—	53	—	53	—%
Other Contracts	66	3	—	69	1%
Total Derivatives	71	167	—	238	3%
Hedge Funds	—	2	4	6	—%
Real Estate	103	73	275	451	6%
Private Equity/Venture Capital	—	—	308	308	4%
Guaranteed Insurance Contracts	—	—	96	96	1%
Other(1)	34	49	(1)	82	—%
Total Defined Benefit Plans Assets	$3,596	$3,662	$682	$7,940	100%

(1)     Other Level 1 assets include net non-financial assets of $27 such as due to/from broker, interest receivables and accrued expenses.

The following table represents a roll-forward of the defined benefit plans assets measured using significant unobservable inputs (Level 3 assets):

Xerox 2011 Form 10-K

	Fair Value Measurement Using Significant Unobservable Inputs (Level 3)
	Real Estate	Private Equity/Venture Capital	Guaranteed Insurance Contracts	Hedge Funds	Other	Total
December 31, 2009	$237	$286	$130	$4	$—	$657
Purchases	41	30	1	—	—	72
Sales	(34)	(38)	(13)	—	—	(85)
Net transfers in from Level 1	—	—	1	—	—	1
Realized gains (losses)	5	28	(2)	—	—	31
Unrealized gains (losses)	22	—	(2)	—	—	20
Currency translation	(6)	—	(9)	—	—	(15)
Other	10	1	(9)	—	(1)	1
December 31, 2010	275	307	97	4	(1)	682
Purchases	69	30	3	—	—	102
Sales	(6)	(61)	(3)	(1)	—	(71)
Net transfers in from Level 1	2	—	12	—	—	14
Net transfers in from Level 2	—	—	9	—	—	9
Realized gains (losses)	—	46	(1)	—	—	45
Unrealized gains (losses)	18	(4)	(4)	—	—	10
Currency translation	(4)	—	(3)	—	—	(7)
Other	(2)	—	6	—	1	5
December 31, 2011	$352	$318	$116	$3	$—	$789

Our pension plan assets and benefit obligations at December 31, 2011 were as follows:

(in billions)	Fair Value of Pension Plan Assets	Pension Benefit Obligations	Net Funded Status
U.S. funded	$3.3	$4.3	$(1.0)
U.S. unfunded	—	0.3	(0.3)
Total U.S.	$3.3	$4.6	$(1.3)
U.K.	3.0	3.3	(0.3)
Canada	0.6	0.8	(0.2)
Other funded	1.4	1.3	0.1
Other unfunded	—	0.5	(0.5)
Total	$8.3	$10.5	$(2.2)

Investment Strategy

The target asset allocations for our worldwide plans were:

	2011	2010
Equity investments	41%	42%
Fixed income investments	45%	45%
Real estate	7%	7%
Private equity	4%	4%
Other	3%	2%
Total Investment Strategy	100%	100%

We employ a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by exceeding the interest growth in long-term plan liabilities. Risk tolerance is established through careful

Xerox 2011 Form 10-K

consideration of plan liabilities, plan funded status and corporate financial condition. This consideration involves the use of long-term measures that address both return and risk. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value and small and large capitalizations, and may include Company stock. Other assets such as real estate, private equity, and hedge funds are used to improve portfolio diversification. Derivatives may be used to hedge market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investments. Investment risks and returns are measured and monitored on an ongoing basis through annual liability measurements and quarterly investment portfolio reviews.

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

Contributions

In 2011, we made cash contributions of $426 and $73 to our defined benefit pension plans and our retiree health benefit plans, respectively. We also elected to make a contribution of 16.6 million shares of our common stock, with an aggregate value of approximately $130, to our U.S. defined benefit pension plan for salaried employees in order to meet our planned level of funding for 2011. Accordingly, total contributions to our defined benefit pension plans were $556 in 2011.

In 2012 we expect, based on current actuarial calculations, to make contributions of approximately $560 to our defined benefit pension plans and $80 to our retiree health benefit plans.  Contributions to our defined benefit pension plans may include shares of our common stock in lieu of cash depending on our cash requirements during the year.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid during the following years:

	Pension Benefits	Retiree Health
2012	$781	$80
2013	640	83
2014	627	82
2015	654	81
2016	664	80
Years 2017-2021	3,426	372

Assumptions

Weighted-average assumptions used to determine benefit obligations at the plan measurement dates:

	Pension Benefits			Retiree Health
	2011	2010	2009	2011	2010	2009
Discount rate	4.7%	5.2%	5.7%	4.5%	4.9%	5.4%
Rate of compensation increase	3.1%	3.1%	3.6%	n/a(1)	n/a(1)	n/a(1)

(1)	Rate of compensation increase is not applicable to the retiree health benefits as compensation levels do not impact earned benefits.

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

Xerox 2011 Form 10-K

	Pension Benefits				Retiree Health
	2012	2011	2010	2009	2012	2011	2010	2009
Discount rate	4.7%	5.2%	5.7%	6.3%	4.5%	4.9%	5.4%	6.3%
Expected return on plan assets	6.9%	7.2%	7.3%	7.4%	n/a(1)	n/a(1)	n/a(1)	n/a(1)
Rate of compensation increase	3.1%	3.1%	3.6%	3.9%	n/a(2)	n/a(2)	n/a(2)	n/a(2)

(1)	Expected return on plan assets is not applicable to retiree health benefits as these plans are not funded.

(2)	Rate of compensation increase is not applicable to retiree health benefits as compensation levels do not impact earned benefits.

Assumed health care cost trend rates were as follows:

	December 31,
	2011	2010
Health care cost trend rate assumed for next year	8.5%	9.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.9%	4.9%
Year that the rate reaches the ultimate trend rate	2017	2017
Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% increase	1% decrease
Effect on total service and interest cost components	$5	$(4)
Effect on post-retirement benefit obligation	89	(72)

Note 15 - Income and Other Taxes
Income before income taxes ("pre-tax income") was as follows:

	Year Ended December 31,
	2011	2010	2009
Domestic income	$917	$433	$45
Foreign income	648	382	582
Income Before Income Taxes	$1,565	$815	$627

Provisions (benefits) for income taxes was as follows:

	Year Ended December 31,
	2011	2010	2009
Federal Income Taxes
Current	$52	$153	$(50)
Deferred	134	(17)	109
Foreign Income Taxes
Current	103	59	84
Deferred	38	8	11
State Income Taxes
Current	28	46	(2)
Deferred	31	7	—
Total Provision (Benefits)	$386	$256	$152
A reconciliation of the U.S. federal statutory income tax rate to the consolidated effective income tax rate was as follows:

Xerox 2011 Form 10-K

	Year Ended December 31,
	2011	2010	2009
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Nondeductible expenses	2.0%	6.3%	3.2%
Effect of tax law changes	0.2%	(0.2)%	—%
Change in valuation allowance for deferred tax assets	(0.3)%	2.6%	(1.7)%
State taxes, net of federal benefit	2.4%	2.0%	(0.2)%
Audit and other tax return adjustments	(1.0)%	(3.6)%	(8.7)%
Tax-exempt income, credits and incentives	(3.1)%	(3.9)%	(4.7)%
Foreign rate differential adjusted for U.S. taxation of foreign profits(1)	(10.4)%	(6.7)%	0.5%
Other	(0.1)%	(0.1)%	0.8%
Effective Income Tax Rate	24.7%	31.4%	24.2%

(1)	The “U.S. taxation of foreign profits” represents the U.S. tax, net of foreign tax credits, associated with actual and deemed repatriations of earnings from our non-U.S. subsidiaries.

On a consolidated basis, we paid a total of $94, $49 and $78 in income taxes to federal, foreign and state jurisdictions during the three years ended December 31, 2011, 2010 and 2009, respectively.

Total income tax expense (benefit) was allocated as follows:

	Year Ended December 31,
	2011	2010	2009
Pre-tax income	$386	$256	$152
Common shareholders' equity:
Changes in defined benefit plans	(277)	12	(61)
Stock option and incentive plans, net	1	(6)	21
Cash flow hedges	3	5	—
Translation adjustments	2	6	(13)
Total Income Tax Expense (Benefit)	$115	$273	$99
Unrecognized Tax Benefits and Audit Resolutions
Due to the extensive geographical scope of our operations, we are subject to ongoing tax examinations in numerous jurisdictions. Accordingly, we may record incremental tax expense based upon the more-likely-than-not outcomes of any uncertain tax positions. In addition, when applicable, we adjust the previously recorded tax expense to reflect examination results when the position is effectively settled. Our ongoing assessments of the more-likely-than-not outcomes of the examinations and related tax positions require judgment and can increase or decrease our effective tax rate, as well as impact our operating results. The specific timing of when the resolution of each tax position will be reached is uncertain. As of December 31, 2011, we do not believe that there are any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Xerox 2011 Form 10-K

	2011	2010	2009
Balance at January 1	$186	$148	$170
Additions from acquisitions	—	46	—
Additions related to current year	43	38	6
Additions related to prior years positions	38	24	27
Reductions related to prior years positions	(17)	(16)	(33)
Settlements with taxing authorities(1)	(14)	(19)	(7)
Reductions related to lapse of statute of limitations	(8)	(35)	(29)
Currency	(3)	—	14
Balance at December 31	$225	$186	$148

(1)	Majority of settlements did not result in the utilization of cash.

Included in the balances at December 31, 2011, 2010 and 2009 are $36, $39 and $67, respectively, of tax positions that are highly certain of realizability but for which there is uncertainty about the timing or may be reduced through an indirect benefit from other taxing jurisdictions. Because of the impact of deferred tax accounting, other than for the possible incurrence of interest and penalties, the disallowance of these positions would not affect the annual effective tax rate.
We have filed claims in certain jurisdictions to assert our position should the law be clarified by judicial means. At this point in time, we believe it is unlikely that we will receive any benefit from these types of claims but we will continue to analyze as the issues develop. Accordingly, we have not included any benefit for these types of claims in the amount of unrecognized tax benefits.
We recognized interest and penalties accrued on unrecognized tax benefits, as well as interest received from favorable settlements within income tax expense. We had $28, $31 and $13 accrued for the payment of interest and penalties associated with unrecognized tax benefits at December 31, 2011, 2010 and 2009, respectively.

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

Deferred Income Taxes

In substantially all instances, deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries and other foreign investments carried at equity. The amount of such earnings at December 31, 2011 was approximately $8 billion. These earnings have been indefinitely reinvested and we currently do not plan to initiate any action that would precipitate a deferred tax impact. We do not believe it is practical to calculate the potential deferred tax impact, as there is a significant amount of uncertainty with respect to determining the amount of foreign tax credits as well as any additional local withholding tax and other indirect tax consequences that may arise from the distribution of these earnings. In addition, because such earnings have been indefinitely reinvested in our foreign operations, repatriation would require liquidation of those investments or a recapitalization of our foreign subsidiaries, the impacts and effects of which are not readily determinable. Our 2001 sale of half of our ownership interest in Fuji Xerox resulted in our investment no longer qualifying as a foreign corporate joint venture. Accordingly, deferred taxes are required to be provided on the undistributed earnings of Fuji Xerox, arising subsequent to such date, as we no longer have the ability to ensure indefinite reinvestment.

The tax effects of temporary differences that give rise to significant portions of the deferred taxes were as follows:

Xerox 2011 Form 10-K

	December 31,
	2011	2010
Deferred Tax Assets
Research and development	$876	$855
Post-retirement medical benefits	368	373
Depreciation	224	200
Net operating losses	637	634
Other operating reserves	95	194
Tax credit carryforwards	379	409
Deferred compensation	306	340
Allowance for doubtful accounts	93	97
Restructuring reserves	29	78
Pension	547	437
Other	168	156
Subtotal	3,722	3,773
Valuation allowance	(677)	(735)
Total	$3,045	$3,038

Deferred Tax Liabilities
Unearned income and installment sales	$1,016	$1,025
Intangibles and goodwill	1,227	1,229
Other	13	54
Total	$2,256	$2,308

Total Deferred Taxes, Net	$789	$730
The above amounts are classified as current or long-term in the Consolidated Balance Sheets in accordance with the asset or liability to which they relate or, when applicable, based on the expected timing of the reversal. Current deferred tax assets at December 31, 2011 and 2010 amounted to $229 and $298, respectively.

The deferred tax assets for the respective periods were assessed for recoverability and, where applicable, a valuation allowance was recorded to reduce the total deferred tax asset to an amount that will, more-likely-than-not, be realized in the future. The net change in the total valuation allowance for the years ended December 31, 2011 and 2010 was a decrease of $58 and an increase of $63, respectively. The valuation allowance relates primarily to certain net operating loss carryforwards, tax credit carryforwards and deductible temporary differences for which we have concluded it is more-likely-than-not that these items will not be realized in the ordinary course of operations.

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

At December 31, 2011, we had tax credit carryforwards of $379 available to offset future income taxes, of which $102 are available to carryforward indefinitely while the remaining $277 will expire 2012 through 2028 if not utilized. We also had net operating loss carryforwards for income tax purposes of $1.1 billion that will expire 2012 through 2032, if not utilized, and $2.5 billion available to offset future taxable income indefinitely.

Note 16 – Contingencies and Litigation
Brazil Tax and Labor Contingencies
Our Brazilian operations are involved in various litigation matters and have received or been the subject of

Xerox 2011 Form 10-K

numerous governmental assessments related to indirect and other taxes, as well as disputes associated with former employees and contract labor. The tax matters, which comprise a significant portion of the total contingencies, principally relate to claims for taxes on the internal transfer of inventory, municipal service taxes on rentals and gross revenue taxes. We are disputing these tax matters and intend to vigorously defend our positions. Based on the opinion of legal counsel and current reserves for those matters deemed probable of loss, we do not believe that the ultimate resolution of these matters will materially impact our results of operations, financial position or cash flows. The labor matters principally relate to claims made by former employees and contract labor for the equivalent payment of all social security and other related labor benefits, as well as consequential tax claims, as if they were regular employees. As of December 31, 2011, the total amounts related to the unreserved portion of the tax and labor contingencies, inclusive of related interest, amounted to approximately $1,120 with the decrease from December 31, 2010 balance of approximately $1,274, primarily related to currency and adjustments from closed cases partially offset by interest and new cases. With respect to the unreserved balance of $1,120, the majority has been assessed by management as being remote as to the likelihood of ultimately resulting in a loss to the Company. In connection with the above proceedings, customary local regulations may require us to make escrow cash deposits or post other security of up to half of the total amount in dispute. As of December 31, 2011 we had $240 of escrow cash deposits for matters we are disputing, and there are liens on certain Brazilian assets with a net book value of $16 and additional letters of credit of approximately $237, which include associated indexation. Generally, any escrowed amounts would be refundable and any liens would be removed to the extent the matters are resolved in our favor. We routinely assess all these matters as to probability of ultimately incurring a liability against our Brazilian operations and record our best estimate of the ultimate loss in situations where we assess the likelihood of an ultimate loss as probable.
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

Litigation Against the Company
In re Xerox Corporation Securities Litigation: A consolidated securities law action (consisting of 17 cases) is pending in the United States District Court for the District of Connecticut. Defendants are the Company, Barry Romeril, Paul Allaire and G. Richard Thoman. The consolidated action is a class action on behalf of all persons and entities who purchased Xerox Corporation common stock during the period October 22, 1998 through October 7, 1999 inclusive (“Class Period”) and who suffered a loss as a result of misrepresentations or omissions by Defendants as alleged by Plaintiffs (the “Class”). The Class alleges that in violation of Section 10(b) and/or 20(a) of the Securities Exchange Act of 1934, as amended (“1934 Act”), and SEC Rule 10b-5 thereunder, each of the defendants is liable as a participant in a fraudulent scheme and course of business that operated as a fraud or deceit on purchasers of the Company’s common stock during the Class Period by disseminating materially false and misleading statements and/or concealing material facts relating to the defendants’ alleged failure to disclose the material negative impact that the April 1998 restructuring had on the Company’s operations and revenues. The complaint further alleges that the alleged scheme: (i) deceived the investing public regarding the economic capabilities, sales proficiencies, growth, operations and the intrinsic value of the Company’s common stock; (ii) allowed several corporate insiders, such as the named individual defendants, to sell shares of privately held common stock of the Company while in possession of materially adverse, non-public information; and (iii) caused the individual plaintiffs and the other members of the purported class to purchase common stock of the Company at inflated prices. The complaint seeks unspecified compensatory damages in favor of the plaintiffs and the other members of the purported class against all defendants, jointly and severally, for all damages sustained as a result of defendants’ alleged wrongdoing, including interest thereon, together with reasonable costs and expenses incurred in the action, including counsel fees and expert fees. In 2001, the Court denied the defendants’ motion for dismissal of the complaint. The plaintiffs’ motion for class certification was denied by the Court in 2006, without

Xerox 2011 Form 10-K

prejudice to refiling. In February 2007, the Court granted the motion of the International Brotherhood of Electrical Workers Welfare Fund of Local Union No. 164, Robert W. Roten, Robert Agius (“Agius”) and Georgia Stanley to appoint them as additional lead plaintiffs. In July 2007, the Court denied plaintiffs’ renewed motion for class certification, without prejudice to renewal after the Court holds a pre-filing conference to identify factual disputes the Court will be required to resolve in ruling on the motion. After that conference and Agius’s withdrawal as lead plaintiff and proposed class representative, in February 2008 plaintiffs filed a second renewed motion for class certification. In April 2008, defendants filed their response and motion to disqualify Milberg LLP as a lead counsel. On September 30, 2008, the Court entered an order certifying the class and denying the appointment of Milberg LLP as class counsel. Subsequently, on April 9, 2009, the Court denied defendants’ motion to disqualify Milberg LLP. On November 6, 2008, the defendants filed a motion for summary judgment. Briefing with respect to the motion is complete. The Court has not yet rendered a decision. The parties also filed motions to exclude the testimony of certain expert witnesses. On April 22, 2009, the Court denied plaintiffs’ motions to exclude the testimony of two of defendants’ expert witnesses. On September 30, 2010, the Court denied plaintiffs’ motion to exclude the testimony of another of defendants’ expert witnesses. The Court also granted defendants’ motion to exclude the testimony of one of plaintiffs’ expert witnesses, and granted in part and denied in part defendants’ motion to exclude the testimony of plaintiffs’ two remaining expert witnesses. The individual defendants and we deny any wrongdoing and are vigorously defending the action. At this time, we do not believe it is reasonably possible that we will incur additional material losses in excess of the amount we have already accrued for this matter. In the course of litigation, we periodically engage in discussions with plaintiffs’ counsel for possible resolution of this matter. Should developments cause a change in our determination as to an unfavorable outcome, or result in a final adverse judgment or a settlement for a significant amount, there could be a material adverse effect on our results of operations, cash flows and financial position in the period in which such change in determination, judgment or settlement occurs.

Guarantees, Indemnifications and Warranty Liabilities
Guarantees and claims arise during the ordinary course of business from relationships with suppliers, customers and nonconsolidated affiliates when the Company undertakes an obligation to guarantee the performance of others if specified triggering events occur. Nonperformance under a contract could trigger an obligation of the Company. These potential claims include actions based upon alleged exposures to products, real estate, intellectual property such as patents, environmental matters, and other indemnifications. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these claims. However, while the ultimate liabilities resulting from such claims may be significant to results of operations in the period recognized, management does not anticipate they will have a material adverse effect on the Company's consolidated financial position or liquidity. As of December 31, 2011, we have accrued our estimate of liability incurred under our indemnification arrangements and guarantees.
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

•
Agreements to indemnify various service providers, trustees and bank agents from any third party claims related to their performance on our behalf, with the exception of claims that result from third-party's own willful misconduct or gross negligence.

•
Guarantees of our performance in certain sales and services contracts to our customers and indirectly the performance of third parties with whom we have subcontracted for their services. This includes indemnifications to customers for losses that may be sustained as a result of the use of our equipment at a customer's location.

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

Xerox 2011 Form 10-K

Patent Indemnifications
In most sales transactions to resellers of our products, we indemnify against possible claims of patent infringement caused by our products or solutions. In addition, we indemnify certain software providers against claims that may arise as a result of our use or our subsidiaries', customers' or resellers' use of their software in our products and solutions. These indemnities usually do not include limits on the claims, provided the claim is made pursuant to the procedures required in the sales contract.
Indemnification of Officers and Directors
Our corporate by-laws require that, except to the extent expressly prohibited by law, we must indemnify Xerox Corporation's officers and directors against judgments, fines, penalties and amounts paid in settlement, including legal fees and all appeals, incurred in connection with civil or criminal action or proceedings, as it relates to their services to Xerox Corporation and our subsidiaries. Although the by-laws provide no limit on the amount of indemnification, we may have recourse against our insurance carriers for certain payments made by us. However, certain indemnification payments (such as those related to "clawback" provisions in certain compensation arrangements) may not be covered under our directors' and officers' insurance coverage. In addition, we indemnify certain fiduciaries of our employee benefit plans for liabilities incurred in their service as fiduciary whether or not they are officers of the Company.
Product Warranty Liabilities
In connection with our normal sales of equipment, including those under sales-type leases, we generally do not issue product warranties. Our arrangements typically involve a separate full service maintenance agreement with the customer. The agreements generally extend over a period equivalent to the lease term or the expected useful life of the equipment under a cash sale. The service agreements involve the payment of fees in return for our performance of repairs and maintenance. As a consequence, we do not have any significant product warranty obligations, including any obligations under customer satisfaction programs. In a few circumstances, particularly in certain cash sales, we may issue a limited product warranty if negotiated by the customer. We also issue warranties for certain of our entry level products, where full service maintenance agreements are not available. In these instances, we record warranty obligations at the time of the sale. Aggregate product warranty liability expenses for the three years ended December 31, 2011 were $30, $33 and $34, respectively. Total product warranty liabilities as of December 31, 2011 and 2010 were $16 and $18, respectively.
Other Contingencies
We have issued or provided the following guarantees as of December 31, 2011:

•
$445 for letters of credit issued to i) guarantee our performance under certain services contracts; ii) support certain insurance programs; and iii) support our obligations related to the Brazil tax and labor contingencies.

•
$788 for outstanding surety bonds. Certain contracts, primarily those involving public sector customers, require us to provide a surety bond as a guarantee of our performance of contractual obligations.

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

We have service arrangements where we service third party student loans in the Federal Family Education Loan program (“FFEL”) on behalf of various financial institutions. We service these loans for investors under outsourcing arrangements and do not acquire any servicing rights that are transferable by us to a third party. At December 31, 2011, we serviced a FFEL portfolio of approximately 4.0 million loans with an outstanding principal balance of approximately $56.6 billion. Some servicing agreements contain provisions that, under certain circumstances, require us to purchase the loans from the investor if the loan guaranty has been permanently terminated as a result of a loan default caused by our servicing error. If defaults caused by us are cured during an initial period, any obligation we may have to purchase these loans expires. Loans that we purchase may be subsequently cured, the guaranty reinstated and the loans repackaged for sale to third parties. We evaluate our exposure under our purchase obligations on defaulted loans and establish a reserve for potential losses, or default liability reserve, through a charge to the provision for loss on defaulted loans purchased. The reserve is evaluated periodically and adjusted based upon management’s analysis of the historical performance of the defaulted loans. As of December 31, 2011, other current liabilities include reserves which we believe to be adequate. At December 31, 2011, other current liabilities include reserves of approximately $1.0 for losses on defaulted loans purchased.

Note 17 - Preferred Stock

Xerox 2011 Form 10-K

Series A Convertible Preferred Stock
In connection with the acquisition of ACS in February 2010 (see Note 3 - Acquisitions for additional information), we issued 300,000 shares of Series A convertible perpetual preferred stock with an aggregate liquidation preference of $300 and a fair value of $349 as of the acquisition date to the holder of ACS Class B common stock. The convertible preferred stock pays quarterly cash dividends at a rate of 8% per year and has a liquidation preference of $1,000 per share. Each share of convertible preferred stock is convertible at any time, at the option of the holder, into 89.8876 shares of common stock for a total of 26,966 thousand shares (reflecting an initial conversion price of approximately $11.125 per share of common stock which is a 25% premium over $8.90, the average closing price of Xerox common stock over the 7-trading day period ended on September 14, 2009 and the number used for calculating the conversion price in the ACS merger agreement), subject to customary anti-dilution adjustments. On or after the fifth anniversary of the issue date, we have the right to cause, under certain circumstances, any or all of the convertible preferred stock to be converted into shares of common stock at the then applicable conversion rate. The convertible preferred stock is also convertible, at the option of the holder, upon a change in control, at the applicable conversion rate plus an additional number of shares determined by reference to the price paid for our common stock upon such change in control. In addition, upon the occurrence of certain fundamental change events, including a change in control or the delisting of Xerox's common stock, the holder of convertible preferred stock has the right to require us to redeem any or all of the convertible preferred stock in cash at a redemption price per share equal to the liquidation preference and any accrued and unpaid dividends to, but not including the redemption date. The convertible preferred stock is classified as temporary equity (i.e., apart from permanent equity) as a result of the contingent redemption feature.

Note 18 – Shareholders’ Equity

Preferred Stock
As of December 31, 2011, we had one class of preferred stock outstanding. See Note 17 - Preferred Stock for further information. We are authorized to issue approximately 22 million shares of cumulative preferred stock, $1.00 par value per share.
Common Stock
We have 1.75 billion authorized shares of common stock, $1.00 par value per share. At December 31, 2011, 150 million shares were reserved for issuance under our incentive compensation plans, 48 million shares were reserved for debt to equity exchanges, 27 million shares were reserved for conversion of the Series A convertible preferred stock and 2 million shares were reserved for the conversion of convertible debt.

In connection with the acquisition of ACS in February 2010 (see Note 3 - Acquisitions for additional information), we issued 489,802 thousand shares of common stock to holders of ACS Class A and Class B common stock.

Treasury Stock
The following provides cumulative information relating to our share repurchase programs from their inception in October 2005 through December 31, 2011 (shares in thousands):

Authorized share repurchase programs	$4,500
Share repurchase cost	$3,641
Share repurchase fees	$6
Number of shares repurchased	282,036

In January 2012, the Board of Directors authorized an additional $500 million in share repurchase bringing the total authorization to $5 billion.

The following table reflects the changes in Common and Treasury stock shares (shares in thousand):

Xerox 2011 Form 10-K

	Common Stock Shares	Treasury Stock Shares
Balance at December 31, 2008	864,777	—
Stock based compensation plans, net	4,604	—
Balance at December 31, 2009	869,381	—
Stock based compensation plans, net	37,018	—
ACS acquisition(1)	489,802	—
Other	1,377	—
Balance at December 31, 2010	1,397,578	—
Stock based compensation plans, net	11,027	—
Contributions to U.S. pension plan(2)	16,645	—
Acquisition of Treasury stock	—	87,943
Cancellation of Treasury stock	(72,435)	(72,435)
Other	34	—
Balance at December 31, 2011	1,352,849	15,508

(1)	Refer to Note 3 - Acquisitions for additional information.

(2)	Refer to Note 14 - Employee Benefits Plans for additional information.

Stock-Based Compensation
We have a long-term incentive plan whereby eligible employees may be granted restricted stock units (“RSUs”), performance shares (“PSs”) and non-qualified stock options. As more fully discussed below, at December 31, 2011 there was an aggregate of $209 of unrecognized stock-based compensation related to all of our equity-based compensation programs which will be expensed over the next two years.

We grant PSs and RSUs in order to continue to attract and retain employees and to better align employees' interests with those of our shareholders. Each of these awards is subject to settlement with newly issued shares of our common stock. At December 31, 2011 and 2010, 31 million and 30 million shares, respectively, were available for grant of awards.

Stock-based compensation expense was as follows:

	Year Ended December 31,
	2011	2010	2009
Stock-based compensation expense, pre-tax	$123	$123	$85
Income tax benefit recognized in earnings	47	47	33

Restricted stock units: Compensation expense is based upon the grant date market price for most awards. The primary grant in 2009 had a market based condition and therefore the grant date price was based on a Monte Carlo simulation. Compensation expense is recorded over the vesting period, which ranges from three to five years from the date of grant. A summary of the activity for RSUs is presented below (shares in thousands):

	2011		2010		2009
Nonvested Restricted Stock Units	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1	32,431	$8.68	25,127	$10.18	14,037	$15.43
Granted	8,035	10.66	11,845	8.56	15,268	6.69
Vested	(5,225)	11.64	(3,671)	18.22	(3,764)	15.17
Cancelled	(1,457)	8.57	(870)	10.36	(414)	13.94
Outstanding at December 31	33,784	8.70	32,431	8.68	25,127	10.18

At December 31, 2011, the aggregate intrinsic value of RSUs outstanding was $269. The total intrinsic value and actual tax benefit realized for the tax deductions for vested RSUs were as follows:

Xerox 2011 Form 10-K

	Year Ended December 31,
Vested Restricted Stock Units	2011	2010	2009
Total intrinsic value of vested RSUs	$56	$31	$19
Tax benefit realized for vested RSUs tax deductions	22	10	6
At December 31, 2011, there was $124 of total unrecognized compensation cost related to nonvested RSUs, which is expected to be recognized ratably over a remaining weighted-average contractual term of 1.3 years.

Performance shares: We grant officers and selected executives PSs that vest contingent upon meeting pre-determined Revenue, Earnings per Share (“EPS”) and Cash Flow from Operations targets. These shares entitle the holder to one share of common stock, payable after a three-year period and the attainment of the stated goals. If the annual actual results for revenue exceed the stated targets and if the cumulative three-year actual results for EPS and Cash Flow from Operations exceed the stated targets, then the plan participants have the potential to earn additional shares of common stock. This overachievement cannot exceed 50% for officers and 25% for non-officers of the original grant.

In connection with the ACS acquisition, selected ACS executives received a special one-time grant of PSs that vest over a three-year period ending February 2013 contingent upon ACS meeting pre-determined annual earnings targets. These shares entitle the holder to one share of common stock, payable after the three-year period and the attainment of the targets. The aggregate number of shares that may be delivered based on achievement of the targets was determined on the date of grant and ranges in value as follows: 50% of base salary (threshold); 100% of base salary (target); and 200% of base salary plus 50% of the value of the August 2009 options (maximum).

A summary of the activity for PSs is presented below (shares in thousands):

	2011		2010		2009
Nonvested Performance Shares	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1	7,771	$9.78	4,874	$15.49	7,378	$15.39
Granted	4,852	10.42	5,364	8.10	718	15.17
Vested	(1,587)	12.84	(1,566)	18.48	(3,075)	15.17
Cancelled	(1,273)	12.79	(901)	15.51	(147)	15.52
Outstanding at December 31	9,763	9.21	7,771	9.78	4,874	15.49

At December 31, 2011, the aggregate intrinsic value of PSs outstanding was $78. The total intrinsic value of PSs and the actual tax benefit realized for the tax deductions for vested PSs was as follows:

	Year Ended December 31,
Vested Performance Shares	2011	2010	2009
Total intrinsic value of vested PSs	$17	$12	$15
Tax benefit realized for vested PSs tax deductions	6	5	6

We account for PSs using fair value determined as of the grant date. If the stated targets are not met, any recognized compensation cost would be reversed. As of December 31, 2011, there was $62 of total unrecognized compensation cost related to nonvested PSs; this cost is expected to be recognized ratably over a remaining weighted-average contractual term of 1.9 years.

Stock options

Employee stock options: With the exception of the conversion of ACS options in connection with the ACS acquisition (see below), we have not issued any new stock options associated with our employee long-term incentive plan since 2004. All stock options previously issued under our employee long-term incentive plan and currently outstanding are fully vested and exercisable and generally expire between eight and ten years from the date of grant.
ACS Acquisition: In connection with the acquisition of ACS (see Note 3 - Acquisitions for additional information), outstanding ACS options were converted into 96,662 thousand Xerox options. The Xerox options have a weighted

Xerox 2011 Form 10-K

average exercise price of $6.79 per option. The estimated fair value associated with the options issued was approximately $222 based on a Black-Scholes valuation model utilizing the assumptions stated below. Approximately $168 of the estimated fair value is associated with ACS options issued prior to August 2009, which became fully vested and exercisable upon the acquisition in accordance with preexisting change-in-control provisions, and was recorded as part of the acquisition fair value. The remaining $54 is associated with ACS options issued in August 2009 which did not fully vest and become exercisable upon the acquisition, but continue to vest according to specified vesting schedules, and, therefore, is being expensed as compensation cost over the remaining vesting period. The options generally expire 10 years from date of grant. 42,136 thousand Xerox options issued upon this conversion remain outstanding at December 31, 2011.

Assumptions	Pre-August 2009 Options	August 2009 Options
Strike price	$6.89	$6.33
Expected volatility	37.90%	38.05%
Risk-free interest rate	0.23%	1.96%
Dividend yield	1.97%	1.97%
Expected term - in Years	0.75	4.2

The following table provides information relating to the status of, and changes in, outstanding stock options (stock options in thousands):

	2011		2010		2009
Employee Stock Options	Stock Options	Weighted Average Option Price	Stock Options	Weighted Average Option Price	Stock Options	Weighted Average Option Price
Outstanding at January 1	71,038	$8.00	28,363	$10.13	45,185	$15.49
Granted - ACS acquisition	—	—	96,662	6.79	—	—
Canceled/Expired	(14,889)	8.38	(2,735)	7.33	(16,676)	24.68
Exercised	(6,079)	8.21	(51,252)	6.92	(146)	5.88
Outstanding at December 31	50,070	6.98	71,038	8.00	28,363	10.13

Exercisable at December 31	39,987	7.14	57,985	8.38	28,363	10.13
As of December 31, 2011, there was $23 of total unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized ratably over a remaining weighted-average vesting period of 2.6 years.
Information relating to options outstanding and exercisable at December 31, 2011 was as follows:

	Options Outstanding	Options Exercisable
Aggregate intrinsic value	$119	$102
Weighted-average remaining contractual life in years	4.3	3.5
The following table provides information relating to stock option exercises:

	Year Ended December 31,
	2011	2010	2009
Total intrinsic value of stock options	$18	$155	$—
Cash received	44	183	1
Tax benefit realized for stock option tax deductions	7	56	—

Note 19 – Comprehensive Income

Other Comprehensive Income is composed of the following:

Xerox 2011 Form 10-K

	Year Ended December 31,
	2011		2010		2009
	Pre-tax	Net of Tax	Pre-tax	Net of Tax	Pre-tax	Net of Tax
Translation Adjustments (Losses) Gains	$(103)	$(105)	$(29)	$(35)	$583	$596
Unrealized Gains (Losses):
Changes in fair value of cash flow hedges - gains (losses)	30	22	46	31	(1)	(1)
Changes in cash flow hedges reclassed to earnings(1)	(14)	(9)	(28)	(18)	2	2
Other	(1)	(1)	(1)	(1)	1	1
Net unrealized gains (losses)	15	12	17	12	2	2

Defined Benefit Plans (Losses) Gains:
Actuarial/Prior service (losses) gains	(872)	(607)	(106)	(191)	(135)	(54)
Actuarial/Prior service amortization(2)	89	60	91	164	33	13
Curtailment gain - recognition of prior service credit	(107)	(66)	—	—	—	—
Fuji Xerox changes in defined benefit plans, net(3)	(31)	(31)	28	28	(36)	(36)
Other(4)	8	8	22	22	(92)	(92)
Change in defined benefit plans (losses) gains	(913)	(636)	35	23	(230)	(169)

Other Comprehensive (Loss) Income, net	(1,001)	(729)	23	—	355	429
Less: Other comprehensive (loss) income attributable to noncontrolling interests	(1)	(1)	—	—	1	1
Other Comprehensive (Loss) Income Attributable to Xerox	$(1,000)	(728)	23	—	354	428

(1) Reclassified to Cost of sales - refer to Note 12 - Financial Instruments for additional information regarding our cash flow hedges.
(2) Reclassified to Total Net Periodic Benefit Cost - refer to Note 14 - Employee Benefit Plans for additional information.
(3) Represents our share of Fuji Xerox's benefit plan changes.
(4) Primarily represents currency impact on cumulative amount of benefit plan net actuarial losses and prior service credits included in AOCL.

Accumulated Other Comprehensive Loss (“AOCL”)

AOCL is composed of the following:

	December 31,
	2011	2010	2009
Cumulative translation adjustments	$(939)	$(835)	$(800)
Benefit plans net actuarial losses and prior service credits(1)	(1,803)	(1,167)	(1,190)
Other unrealized gains, net	26	14	2
Total Accumulated Other Comprehensive Loss	$(2,716)	$(1,988)	$(1,988)

(1)	Includes our share of Fuji Xerox.

Note 20 – Earnings per Share
The following table sets forth the computation of basic and diluted earnings per share of common stock (shares in thousands):

Xerox 2011 Form 10-K

	Year Ended December 31,
	2011	2010	2009
Basic Earnings per Share:
Net income attributable to Xerox	$1,295	$606	$485
Accrued dividends on preferred stock	(24)	(21)	—
Adjusted Net Income Available to Common Shareholders	$1,271	$585	$485
Weighted-average common shares outstanding	1,388,096	1,323,431	869,979
Basic Earnings per Share	$0.92	$0.44	$0.56

Diluted Earnings per Share:
Net income attributable to Xerox	$1,295	$606	$485
Accrued dividends on preferred stock	—	(21)	—
Interest on Convertible Securities, net	1	—	1
Adjusted Net Income Available to Common Shareholders	$1,296	$585	$486

Weighted-average common shares outstanding	1,388,096	1,323,431	869,979
Common shares issuable with respect to:
Stock options	9,727	13,497	462
Restricted stock and performance shares	16,993	13,800	7,087
Convertible preferred stock	26,966	—	—
Convertible securities	1,992	—	1,992
Adjusted Weighted Average Common Shares Outstanding	1,443,774	1,350,728	879,520
Diluted Earnings per Share	$0.90	$0.43	$0.55

The following securities were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive:
Stock options	40,343	57,541	27,901
Restricted stock and performance shares	26,018	25,983	22,574
Convertible preferred stock	—	26,966	—
Convertible securities	—	1,992	—
	66,361	112,482	50,475

Dividends per common share	$0.17	$0.17	$0.17

Note 21 – Subsequent Events
Debt Exchange

In February 2012, we completed an exchange of our 5.71% Zero Coupon Notes due 2023 with an accreted book value at the date of the exchange of $303, for approximately $363 of our 4.50% Senior Notes due 2021. Accordingly, this increased the principal amount for our 4.50% Senior Notes due 2021 from $700 to $1,063.The exchange was conducted to retire high-interest, long-dated debt in a favorable interest rate environment. The debt exchange was accounted for as a non-revolving debt modification and, therefore, it did not result in any gain or loss. The difference between the book value of our Zero Coupon Notes and the principal value of the Senior Notes issued in exchange will be accreted over the remaining term of the Senior Notes. Upfront fees paid to third parties in relation to the exchange were not material and were expensed as incurred.

In February 2012, we acquired RK Dixon, a leading provider of IT services, copiers, printers and managed print services for approximately $58. The acquisition furthers our coverage of central Illinois and eastern Iowa, building on our strategy to create a nationwide network of locally based companies focused on customers' needs to improve business performance through efficiencies. We are in the process of determining the purchase price allocation.

Xerox 2011 Form 10-K

REPORTS OF MANAGEMENT
Management's Responsibility for Financial Statements
Our management is responsible for the integrity and objectivity of all information presented in this annual report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments. Management believes the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements fairly represent the Company's financial position and results of operations.

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

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the rules promulgated under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive, financial and accounting officers, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on the above evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

/s/ URSULA M. BURNS	/s/ LUCA MAESTRI	/s/ GARY R. KABURECK
Chief Executive Officer	Chief Financial Officer	Chief Accounting Officer

Xerox 2011 Form 10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Xerox Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Xerox Corporation and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
Stamford, Connecticut
February 23, 2012

Xerox 2011 Form 10-K

QUARTERLY RESULTS OF OPERATIONS (Unaudited)
(in millions, except per-share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2011
Revenues	$5,465	$5,614	$5,583	$5,964	$22,626
Costs and Expenses	5,115	5,213	5,216	5,517	21,061
Income before Income Taxes and Equity Income	350	401	367	447	1,565
Income tax expenses	95	108	81	102	386
Equity in net income of unconsolidated affiliates	34	34	43	38	149
Net Income	289	327	329	383	1,328
Less: Net income - noncontrolling interests	8	8	9	8	33
Net Income Attributable to Xerox	$281	$319	$320	$375	$1,295

Basic Earnings per Share(1)	$0.20	$0.22	$0.23	$0.27	$0.92
Diluted Earnings per Share(1)	0.19	0.22	0.22	0.26	0.90

2010
Revenues	$4,721	$5,508	$5,428	$5,976	$21,633
Costs and Expenses	4,731	5,188	5,100	5,799	20,818
(Loss) Income before Income Taxes and Equity Income	(10)	320	328	177	815
Income tax expenses	22	112	98	24	256
Equity in net (loss) income of unconsolidated affiliates	(2)	28	26	26	78
Net (Loss) Income	(34)	236	256	179	637
Less: Net income - noncontrolling interests	8	9	6	8	31
Net (Loss) Income Attributable to Xerox	$(42)	$227	$250	$171	$606

Basic (Loss) Earnings per Share(1)	$(0.04)	$0.16	$0.18	$0.12	$0.44
Diluted (Loss) Earnings per Share(1)	(0.04)	0.16	0.17	0.12	0.43

(1)
The sum of quarterly earnings per share may differ from the full-year amounts due to rounding, or in the case of diluted earnings per share, because securities that are anti-dilutive in certain quarters may not be anti-dilutive on a full-year basis.

Xerox 2011 Form 10-K

FIVE YEARS IN REVIEW
(in millions, except per-share data)

	2011	2010(1)	2009	2008	2007
Per-Share Data
Income from continuing operations
Basic	$0.92	$0.44	$0.56	$0.26	$1.21
Diluted	0.90	0.43	0.55	0.26	1.19
Earnings
Basic	0.92	0.44	0.56	0.26	1.21
Diluted	0.90	0.43	0.55	0.26	1.19
Common stock dividends declared	0.17	0.17	0.17	0.17	0.0425

Operations
Revenues	$22,626	$21,633	$15,179	$17,608	$17,228
Sales	7,126	7,234	6,646	8,325	8,192
Service, outsourcing and rentals	14,868	13,739	7,820	8,485	8,214
Finance income	632	660	713	798	822
Income from continuing operations	1,328	637	516	265	1,165
Income from continuing operations - Xerox	1,295	606	485	230	1,135
Net income	1,328	637	516	265	1,165
Net income - Xerox	1,295	606	485	230	1,135

Financial Position
Working capital	$1,531	$2,222	$5,270	$2,700	$4,463
Total Assets	30,116	30,600	24,032	22,447	23,543

Consolidated Capitalization
Short-term debt and current portion of long-term debt	1,545	1,370	988	1,610	525
Long-term debt	7,088	7,237	8,276	6,774	6,939

Total Debt	8,633	8,607	9,264	8,384	7,464
Liability to subsidiary trust issuing preferred securities	—	650	649	648	632
Series A convertible preferred stock	349	349	—	—	—
Xerox shareholders' equity	11,876	12,006	7,050	6,238	8,588
Noncontrolling interests	149	153	141	120	103

Total Consolidated Capitalization	$21,007	$21,765	$17,104	$15,390	$16,787

Selected Data and Ratios
Common shareholders of record at year-end	41,982	43,383	44,792	46,541	48,261
Book value per common share	$8.78	$8.59	$8.11	$7.21	$9.36
Year-end common stock market price	$7.96	$11.52	$8.46	$7.97	$16.19
Employees at year-end	139,700	136,500	53,600	57,100	57,400
Gross margin	32.8%	34.4%	39.7%	38.9%	40.3%
Sales gross margin	34.1%	34.5%	33.9%	33.7%	35.9%
Service, outsourcing and rentals gross margin	30.9%	33.1%	42.6%	41.9%	42.7%
Finance gross margin	63.4%	62.7%	62.0%	61.8%	61.6%

(1)	2010 results include the acquisition of ACS

Xerox 2011 Form 10-K

PERFORMANCE GRAPH

Comparison of Cumulative Five Year Total Return
$150
$100
$50
$0
2006
2007
2008
2009
2010
2011
Xerox Corporation
S&P 500 Index
S&P 500 Information Technology Index

Total Return To Shareholders

	Year Ended December 31,
(Includes reinvestment of dividends)	2006	2007	2008	2009	2010	2011
Xerox Corporation	$100.00	$95.77	$47.85	$52.15	$72.26	$50.91
S&P 500 Index	$100.00	105.49	66.46	84.05	96.71	98.76
S&P 500 Information Technology Index	$100.00	116.31	66.13	106.95	117.85	120.69

Source: Standard & Poor's Investment Services
Notes: Graph assumes $100 invested on December 31, 2006 in Xerox Corp., the S&P 500 Index and the S&P 500 Information Technology Index, respectively, and assumes dividends are reinvested.

CORPORATE INFORMATION
Stock Exchange Information
Xerox common stock (XRX) is listed on the New York Stock Exchange and the Chicago Stock Exchange.

Xerox Common Stock Prices and Dividends

Xerox 2011 Form 10-K

New York Stock Exchange composite prices *	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2011
High	$11.71	$10.88	$10.71	$8.57
Low	9.87	9.40	6.97	6.72
Dividends Paid per Share	0.0425	0.0425	0.0425	0.0425

2010
High	$10.11	$11.35	$10.55	$12.01
Low	8.38	8.04	7.91	10.44
Dividends Paid per Share	0.0425	0.0425	0.0425	0.0425

*	Price as of close of business

Xerox 2011 Form 10-K