Form 10-K, Exhibit 13
period 2012-12-31
XEROX CORP
filed 2013-02-21
CIK 108772

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

Executive Overview

With sales approaching $23 billion, we are the world's leading global enterprise for business process and document management. Our services, technology and expertise enable customers - from small businesses to large global enterprises - to focus on their core business and operate more effectively. Headquartered in Norwalk, Connecticut, we offer business process outsourcing, document outsourcing and IT outsourcing services, including data processing, healthcare solutions, HR benefits management, finance support, transportation solutions and customer relationship management services for commercial and government organizations worldwide. We also provide extensive leading-edge document technology, services, software and genuine Xerox supplies for graphic communication and office printing environments of any size. Through our business process and IT outsourcing services as well as our document technology and managed print services, we operate in a market estimated at over $600 billion. The 147,600 people of Xerox serve customers in more than 160 countries. Approximately 34 percent of our revenue is generated outside the U.S.

We organize our business around two main segments: Services and Document Technology.

•
Our Services segment is comprised of business process outsourcing, information technology outsourcing and document outsourcing. The diversity of our offerings gives us a differentiated solution and delivers greater value to our customers.

A key priority in 2012 was continued growth in our services business. Revenue from services grew 6%, reflecting growth from all three lines of business, business process outsourcing ("BPO"), information technology outsourcing ("ITO") and document outsourcing services ("DO"). Growth in BPO benefited from recent modestly-sized acquisitions, consistent with our strategy to continue diversifying our services portfolio and to expand our business globally. In 2012, total business signings were nearly $11 billion and revenue from services represented 52 percent of our total 2012 revenue. Segment margin began to improve during 2012 and was up 0.9 points in the fourth quarter 2012 as compared to the prior year.

•
Our Document Technology segment is comprised of our document technology and related supplies, technical service and equipment financing (excluding contracts related to document outsourcing). Our product groups within this segment include Entry, Mid-range and High-end products.

Xerox 2012 Form 10-K

In 2012, as a result of economic uncertainties in several regions and secular shifts in the marketplace, we focused our efforts on productivity improvements and reductions in our cost base as well as steadily expanding distribution through indirect channels. As a result, we maintained market leadership in the fastest growing, most attractive segments of this market and segment margin remained comparable with 2011. During the first quarter of 2013, we will launch new and refreshed products that enhance our portfolio of mid-range and production color document systems. In addition, we are launching a new operating system and software for our line of multifunction printers ("MFPs") that add extensive cloud-based functionality and embedded security protection from McAfee. We expect that this operating system integrated with new products will help drive improved installs and sales of Xerox equipment throughout the year.

Approximately 84 percent of our 2012 total revenue was annuity-based revenue that includes contracted services, equipment maintenance, consumable supplies and financing, among other elements. Our annuity revenue significantly benefits from growth in Services. Some of the key indicators of annuity revenue growth include:

•	New Services business signings growth, which reflects the year-over-year increase in estimated future revenues from contracts signed during the period.

•
Services renewal rate, which is defined as the annual recurring revenue (“ARR”) on contracts that are renewed during the period, calculated as a percentage of ARR on all contracts that were up for renewal during the period.

•	Services pipeline growth, which measures the year-over-year increase in new business opportunities.

•
Installations of printers and multifunction printers as well as the number of page-producing machines in the field (“MIF”) and the page volume and mix of pages printed on color devices, where available.

Consistent with our strategy to expand our Services offerings through acquisitions, we acquired the following companies in 2012:

•	Wireless Data Services (“WDS”), a telecommunications technical support and consultancy firm headquartered in the United Kingdom.

•	Lateral Data, a leading e-discovery technology provider based in the United States.

•	LaserNetworks Inc., a Canada-based provider of managed print services solutions that include print device tracking, centralized service and supply management and document routing.

•	XL World, a multi-lingual customer care firm based in Italy that will further expand our BPO capabilities across Europe.

In addition, during 2012 we acquired companies that expand our distribution capacity for Xerox document technology to small and midsized businesses (“SMB”) and in under-penetrated markets. These acquisitions include R.K. Dixon, a leading provider of IT services, printers and managed print services, with locations in seven Iowa and Illinois cities. We also enhanced our distribution capabilities by acquiring office products distributors in Wisconsin, California and Illinois.

Financial Overview

During 2012 we focused on aligning our costs, investments, diverse portfolio and operations with our services-led strategy that is designed to accelerate growth in Services while maximizing the profitability of our Document Technology business.

Total revenue of $22.4 billion in 2012 declined 1% from the prior year, with a 1-percentage point negative impact from currency. Total revenue reflected 6% growth in our Services segment as a result of strong performance in BPO, ITO and DO services. Document Technology revenues in 2012 declined 8% from the prior year and included a 2-percentage point negative impact from currency. Document Technology revenues in 2012 continued to be impacted by the weak macro-economic environment as well as an increasing migration of customers to our managed print services.

Xerox 2012 Form 10-K

Net income attributable to Xerox for 2012 was $1,195 million and included $316 million of after-tax costs and expenses related to the amortization of intangible assets and restructuring. Net income for 2012 reflects continued pressure on margins, as we scale our revenue in Services and ramp-up new contracts, partially offset by operational improvements and cost reductions from restructuring actions. We incurred additional pre-tax restructuring charges of $120 million in 2012 as compared to 2011 as we actively manage our cost structure to improve profitability and better align it with our services-focused business model. Net income attributable to Xerox for 2011 was $1,295 million and included $305 million of after-tax costs and expenses related to the amortization of intangible assets, restructuring, and the loss on the early extinguishment of a long-term liability, which were partially offset by an after-tax curtailment gain of $66 million.

Cash flow from operations was $2.6 billion in 2012 as compared to $2.0 billion in 2011. The increase in cash was primarily due to the sales of receivables as well as a higher net runoff of finance receivables as a result of lower equipment sales. This increase was partially offset by higher accounts receivables primarily due to the growth in Services revenue. Cash used in investing activities of $761 million primarily reflects capital expenditures of $513 million and acquisitions of $276 million. Cash used in financing activities was $1.5 billion, which primarily reflects $1.1 billion for the repurchase of common stock, $255 million for dividends and a $100 million reduction in Commercial Paper. We also issued approximately $1.1 billion in new Senior Notes to fund the May 2012 maturity of our $1.1 billion 5.59% Senior Notes.

We expect 2013 revenue in the range of flat to growing 2 percent, excluding the impact of currency. In our Services business, we expect continued revenue growth in the mid-to-high single digits. Services margins are expected to be in the 10 to 12 percent range as the Company places a heightened focus on operational efficiencies and applying innovation to automate more business processes. In our Document Technology business, we expect a mid-single digit revenue decline, an improvement from the prior year. The Company expects to benefit from product launches and the expansion of indirect channels plus the acceleration of color printing in key markets, all of which partially offset declines primarily related to black-and-white printing. Margins in Document Technology are expected to be flat on a year-over-year basis, continuing to support the strong profitability of this mature business and providing flexibility to accelerate growth in the digital color and SMB markets.

Europe

As of and for the year ended December 31, 2012, approximately $3.1 billion of our total revenues and $4.1 billion of our total assets are based in countries where the Euro is the functional currency. Approximately $1.8 billion of those assets are finance receivables and approximately 15% of those receivables are with governmental entities. Accordingly, we are impacted by the challenges facing the Euro zone economies and governments, and we expect those challenges to continue into 2013 .

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

Xerox 2012 Form 10-K

Approximately 34% of our consolidated revenues are derived from operations outside of the United States where the U.S. Dollar is normally not the functional currency. When compared with the average of the major European currencies and Canadian Dollar on a revenue-weighted basis, the U.S. Dollar was 5% stronger in 2012 and 5% weaker in 2011, each compared to the prior year. As a result, the foreign currency translation impact on revenue was a 1% detriment in 2012 and a 2% benefit in 2011.

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
Revenue Recognition

Application of the various accounting principles in GAAP related to the measurement and recognition of revenue requires us to make judgments and estimates. Complex arrangements with nonstandard terms and conditions may require significant contract interpretation to determine the appropriate accounting. Refer to Note 1 - Summary of Significant Accounting Policies - Revenue Recognition, in the Consolidated Financial Statements for additional information regarding our revenue recognition policies. Specifically, the revenue related to the following areas involve significant judgments and estimates:

•	Bundled Lease Arrangements

•	Sales to Distributors and Resellers

•	Services - Percentage-of-completion.
Bundled Lease Arrangements - We sell our equipment under bundled lease arrangements, which typically include the equipment, service, supplies and a financing component for which the customer pays a single negotiated monthly fixed price for all elements over the contractual lease term. Approximately 35% of our equipment sales revenue is related to sales made under bundled lease arrangements. Recognizing revenues under these arrangements requires us to allocate the total consideration received to the lease and non-lease deliverables included in the bundled arrangement, based upon the estimated fair values of each element.
Sales to Distributors and Resellers - We utilize distributors and resellers to sell many of our Document Technology products to end-user customers. Sales to distributors and resellers are generally recognized as revenue when products are sold to such distributors and resellers. Distributors and resellers participate in various rebate, price-protection, cooperative marketing and other programs, and we record provisions and allowances for these programs as a reduction to revenue when the sales occur. Similarly, we also record estimates for sales returns and other discounts and allowances when the sales occur. We consider various factors, including a review of specific transactions and programs, historical experience and market and economic conditions when calculating these provisions and allowances. Approximately 10% of our revenues include sales to distributors and resellers and provisions and allowances recorded on these sales are approximately 20% of the associated gross revenues.

Xerox 2012 Form 10-K

Revenue Recognition for Services - Percentage-of-Completion - A portion of our Services revenue is recognized using the percentage-of-completion ("POC") accounting method. This method requires the use of estimates and judgment. Approximately 3% of our Services revenue uses the POC accounting method. Although not significant to total Services revenue, the percentage-of-completion methodology is normally applied to certain of our larger and longer term outsourcing contracts involving system development and implementation services. The POC accounting methodology involves recognizing probable and reasonably estimable revenue using the percentage of services completed based on a current cumulative cost to estimated total cost basis and a reasonably consistent profit margin over the period. Due to the long-term nature of these arrangements, developing the estimates of cost often requires significant judgment. Factors that must be considered in estimating the progress of work completed and ultimate cost of the projects include, but are not limited to, the availability of labor and labor productivity, the nature and complexity of the work to be performed and the impact of delayed performance. If changes occur in delivery, productivity or other factors used in developing the estimates of costs or revenues, we revise our cost and revenue estimates, which may result in increases or decreases in revenues and costs. Such revisions are reflected in income in the period in which the facts that give rise to that revision become known. We perform ongoing profitability analysis of our POC services contracts in order to determine whether the latest estimates require updating. Key factors reviewed by the company to estimate the future costs to complete each contract are future labor costs, future product costs and expected productivity efficiencies. If at any time these estimates indicate the POC contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately in cost of services.
Allowance for Doubtful Accounts and Credit Losses

We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience adjusted for current conditions. We recorded bad debt provisions of $120 million, $157 million and $188 million in SAG expenses in our Consolidated Statements of Income for the years ended December 31, 2012, 2011 and 2010, respectively.
Bad debt provisions decreased by $37 million in 2012. Reserves as a percentage of trade and finance receivables was 3.3% at December 31, 2012, which was consistent with the percentage at December 31, 2011 and 2010. The decrease in bad debt provisions was primarily related to improvements in Europe, reflecting a stabilization of credit issues noted in the prior year. We continue to assess our receivable portfolio in light of the current economic environment and its impact on our estimation of the adequacy of the allowance for doubtful accounts. In addition, although our bad debt provisions improved in Europe, this region continues to be a focus of our credit review and analysis.
As discussed above, we estimated our provision for doubtful accounts based on historical experience and customer-specific collection issues. This methodology was consistently applied for all periods presented. During the five year period ended December 31, 2012, our reserve for doubtful accounts ranged from 3.3% to 4.1% of gross receivables. Holding all assumptions constant, a 1-percentage point increase or decrease in the reserve from the December 31, 2012 rate of 3.3% would change the 2012 provision by approximately $85 million.
Refer to Note 4 - Accounts Receivables, Net and Note 5 - Finance Receivables, Net in the Consolidated Financial Statements for additional information regarding our allowance for doubtful accounts.
Pension Plan Assumptions

We sponsor defined benefit pension plans in various forms in several countries covering employees who meet eligibility requirements. Several statistical and other factors that attempt to anticipate future events are used in calculating the expense, liability and asset values related to our defined benefit pension plans. These factors include assumptions we make about the expected return on plan assets, discount rate, the rate of future compensation increases and mortality. Differences between these assumptions and actual experiences are reported as net actuarial gains and losses and are subject to amortization to net periodic benefit cost over future periods.

Xerox 2012 Form 10-K

Cumulative net actuarial losses for our defined benefit pension plans of $3.4 billion as of December 31, 2012 increased by approximately $800 million from December 31, 2011. This increase reflects the increase in our benefit obligations as a result of a lower discount rate, which was only partially offset by positive returns on plan assets in 2012 as compared to expected returns. The total actuarial loss will be amortized over future periods, subject to offsetting gains or losses that will impact the future amortization amounts.
We used a consolidated weighted average expected rate of return on plan assets of 6.9% for 2012, 7.2% for 2011 and 7.3% for 2010, on a worldwide basis. During 2012, the actual return on plan assets was $792 million as compared to an expected return of $613 million. When estimating the 2013 expected rate of return, in addition to assessing recent performance, we considered the historical returns earned on plan assets, the rates of return expected in the future, particularly in light of current economic conditions, and our investment strategy and asset mix with respect to the plans' funds. The weighted average expected rate of return on plan assets we will use in 2013 is 6.7%. The reduction in the expected rate of return in 2013 as compared to 2012 primarily reflects an expected slight decrease in long term capital market returns.
Another significant assumption affecting our defined benefit pension obligations and the net periodic benefit cost is the rate that we use to discount our future anticipated benefit obligations. In the U.S. and the U.K., which comprise approximately 75% of our projected benefit obligation, we consider the Moody's Aa Corporate Bond Index and the International Index Company's iBoxx Sterling Corporate AA Cash Bond Index, respectively, in the determination of the appropriate discount rate assumptions. The consolidated weighted average discount rate we used to measure our pension obligations as of December 31, 2012 and to calculate our 2013 expense was 3.9%, which is lower than the 4.7% that was used to calculate our obligations as of December 31, 2011 and our 2012 expense. The weighted average discount rate we used to measure our retiree health obligation as of December 31, 2012 and to calculate our 2013 expense was 3.6%, which is lower than the 4.5% that was used to calculate our obligation at December 31, 2011 and our 2012 expense.
Holding all other assumptions constant, a 0.25% increase or decrease in the discount rate would change the 2013 projected net periodic pension cost by $31 million. Likewise, a 0.25% increase or decrease in the expected return on plan assets would change the 2013 projected net periodic pension cost by $19 million.

One of the most significant and volatile elements of our net periodic defined benefit pension plan expense is settlement losses. Our primary domestic plans allow participants the option of settling their vested benefits through either the receipt of a lump-sum payment or the purchase of a non-participating annuity contract with an insurance company. Annuity purchases represent benefits to be provided via contracts under which an insurance company is obligated to pay the benefits. Accordingly, under either option the participant's vested benefit is considered fully settled upon payment of the lump-sum or the purchase of the annuity. Approximately two-thirds of participants elect to receive a lump-sum payment.

We have elected to apply settlement accounting and, therefore, we recognize the losses associated with these settlements immediately upon the settlement of the vested benefits. Settlement accounting requires us to recognize a pro rata portion of the aggregate unamortized net actuarial losses upon settlement. As noted above, cumulative unamortized net actuarial losses were $3.4 billion at December 31, 2012, of which the U.S. primary domestic plans represented $1.1 billion. The pro rata factor is computed as the percentage reduction in the projected benefit obligation due to the settlement of a participant's vested benefit. Settlement accounting is only applied when the event of settlement occurs - i.e. the lump-sum payment is made or the annuity purchased. Since settlement is dependent on an employee decision and election, the level of settlements and the associated losses can fluctuate significantly period to period. In 2012, settlement losses associated with our primary domestic pension plans amounted to $82 million and were $16 million, $14 million, $24 million and $28 million for the first through fourth quarter of 2012, respectively. Currently, on average, approximately $100 million of plan settlements will result in settlement losses of approximately $24 million. During the three years ended December 31, 2012, U.S. plan settlements were $481 million, $598 million and $393 million, respectively.

Xerox 2012 Form 10-K

Refer to Note 15 - Employee Benefit Plans in the Consolidated Financial Statements for additional information regarding our defined benefit pension plan assumptions.
The following is a summary of our benefit plan costs and funding for the three years ended December 31, 2012 as well as estimated amounts for 2013:

	Estimated	Actual
Benefit Plan Costs:	2013	2012	2011	2010
Defined benefit pension plans(1)	$202	$300	$284	$304
Curtailment gain(2)	—	—	(107)	—
Defined contribution plans	113	63	66	51
Retiree health benefit plans	3	11	14	32
Total Benefit Plan Expense	$318	$374	$257	$387
 ____________________________

(1)	Estimated 2013 assumes settlement losses are consistent with 2012.

(2)	Refer to the "Plan Amendment" section in Note 15 - Employee Benefit Plans in the Consolidated Financial Statements for further information.
Our estimated 2013 defined benefit pension plan cost is expected to be approximately $100 million lower than 2012, primarily driven by the U.S. defined benefit plan freeze at December 31, 2012, which eliminated approximately $100 million of service costs and reduced the amortization of actuarial losses by $47 million. These impacts were partially offset by the worldwide 80 bps decrease in the discount rate. Offsetting the decrease in our defined benefit pension plan expense is an increase in expense associated with our defined contribution plans as employees from those defined benefit pension plans that have been amended to freeze future service accruals are transitioned to enhanced defined contribution plans.
Benefit plan costs are included in several income statement components based on the related underlying employee costs.

	Estimated	Actual
Benefit Plan Funding:	2013	2012	2011	2010
Defined benefit pension plans:
Cash	$195	$364	$426	$237
Stock	—	130	130	—
Total	195	494	556	237
Defined contribution plans	113	63	66	51
Retiree health benefit plans	80	84	73	92
Total Benefit Plan Funding	$388	$641	$695	$380
The decrease in required contributions to our worldwide defined benefit pension plans is largely in the U.S. and reflects the expected benefits from the pension funding legislation enacted in the U.S. during 2012. This decrease is partially offset by an expected increase in contributions to our defined contribution plans.

Refer to Note 15 - Employee Benefit Plans in the Consolidated Financial Statements for additional information regarding expense and funding.

Xerox 2012 Form 10-K

Income Taxes

We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in our Consolidated Balance Sheets, as well as operating loss and tax credit carryforwards. We follow very specific and detailed guidelines in each tax jurisdiction regarding the recoverability of any tax assets recorded in our Consolidated Balance Sheets and provide valuation allowances as required. We regularly review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. Adjustments to our valuation allowance, through (credits) charges to income tax expense, were $(9) million, $(5) million and $22 million for the years ended December 31, 2012, 2011 and 2010, respectively. There were other (decreases) increases to our valuation allowance, including the effects of currency, of $(14) million, $(53) million and $11 million for the years ended December 31, 2012, 2011 and 2010, respectively. These did not affect income tax expense in total as there was a corresponding adjustment to deferred tax assets or other comprehensive income. Gross deferred tax assets of $3.8 billion and $3.8 billion had valuation allowances of $654 million and $677 million at December 31, 2012 and 2011, respectively.
We are subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, we may incur additional tax expense based upon our assessment of the more-likely-than-not outcomes of such matters. In addition, when applicable, we adjust the previously recorded tax expense to reflect examination results. Our ongoing assessments of the more-likely-than-not outcomes of the examinations and related tax positions require judgment and can materially increase or decrease our effective tax rate, as well as impact our operating results. Unrecognized tax benefits were $201 million, $225 million and $186 million at December 31, 2012, 2011 and 2010, respectively.
Refer to Note 16 - Income and Other Taxes in the Consolidated Financial Statements for additional information regarding deferred income taxes and unrecognized tax benefits.
Business Combinations and Goodwill

The application of the purchase method of accounting for business combinations requires the use of significant estimates and assumptions in the determination of the fair value of assets acquired and liabilities assumed in order to properly allocate purchase price consideration between assets that are depreciated and amortized from goodwill. Our estimates of the fair values of assets and liabilities acquired are based upon assumptions believed to be reasonable, and when appropriate, include assistance from independent third-party appraisal firms. Refer to Note 3 - Acquisitions in the Consolidated Financial Statements for additional information regarding the allocation of the purchase price consideration for our acquisitions.

As a result of our acquisition of ACS, as well as other acquisitions including GIS, we have a significant amount of goodwill. Goodwill at December 31, 2012 was $9.1 billion. Goodwill is not amortized but rather is tested for impairment annually or more frequently if an event or circumstance indicates that an impairment may have been incurred.

Application of the annual goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units and the assessment - qualitatively or quantitatively - of the fair value of each reporting unit against its carrying value. At December 31, 2012, $6.8 billion and $2.3 billion of goodwill was allocated to reporting units within our Services and Document Technology segments, respectively. Our Services segment is comprised of three reporting units while our Document Technology segment is comprised of one reporting unit for a total of four reporting units with goodwill balances.

Our annual impairment test of goodwill was performed in the fourth quarter of 2012. As a result of market and business conditions, we elected to utilize a quantitative assessment of the recoverability of our goodwill balances for each of our reporting units.

Xerox 2012 Form 10-K

In our quantitative test, we estimate the fair value of each reporting unit using a discounted cash flow methodology. This valuation approach requires significant judgment and considers a number of factors that include, but are not limited to, expected future cash flows, growth rates and discount rates, and it requires us to make certain assumptions and estimates regarding the current economic environment, industry factors and the future profitability of our business.

When performing our discounted cash flow analysis for each reporting unit, we incorporate the use of projected financial information and discount rates that are developed using market participant-based assumptions. The cash-flow projections are based on five-year financial forecasts developed by management that include revenue and expense projections, capital spending trends, and investment in working capital to support anticipated revenue growth or other changes in the business. The selected discount rates consider the risk and nature of the respective reporting units' cash flows and an appropriate capital structure and rates of return that market participants would require to invest their capital in our reporting units.

In performing our 2012 impairment test, the following were the long-term assumptions for Document Technology and the three reporting units within our Services segment with respect to revenue, operating income and margins, which formed the basis for estimating future cash flows used in the discounted cash flow model:

•	Document Technology - revenue decline: 2-3%, operating income: flat, operating margin: 10-12% - as we continue to manage costs as a result of an expected decline in revenues.

•
Services - revenue growth: 4-6%, operating income growth: 7-10%, operating margin: 10-12% - as we benefit from recurring revenue and strong signings growth in recent years while maintaining costs and expenses.

We believe these assumptions are appropriate because they are consistent with historical results as well as our forecasted long-term business model and give appropriate consideration to the current economic environment and markets that we serve. The average discount rate applied to our projected cash flows was approximately 10% which we considered reasonable based on the estimated capital costs of applicable market participants. Although the sum of the fair values of our reporting units was in excess of our market capitalization, we believe the difference is reasonable when market-based control premiums and other factors are taken into consideration, including the evolution of our business to be predominantly services-based. We also compared our reporting unit and consolidated valuations against market multiples and likewise concluded that our valuations were reasonable.

The results of our testing indicated that each of our reporting units has a fair value in excess of its carrying value and no impairment charge was required. The excess of reporting unit fair values over carrying values for our Document Technology reporting unit and the BPO/ITO Government reporting unit within our Services segment (which has approximately $2.0 billion of goodwill) are significantly less than in prior years with excess of fair value over carrying value of approximately 20% and 10%, respectively.

We will to continue to monitor the impact of economic, market and industry factors impacting these reporting units in 2013. Subsequent to our fourth quarter impairment test, we did not identify any indicators of potential impairment that required an update to the annual impairment test.

Refer to Note 9 - Goodwill and Intangible Assets, Net in the Consolidated Financial Statements for additional information regarding goodwill by reportable segment.

Xerox 2012 Form 10-K

Revenue Results Summary
Total Revenue
Revenue for the three years ended December 31, 2012 were as follows:

	Revenues			Change		Pro-forma(1)	Percent of Total Revenue
(in millions)	2012	2011	2010	2012	2011	2011	2012	2011	2010
Equipment sales	$3,476	$3,856	3,857	(10)%	—%	—%	16%	17%	18%
Annuity revenue	18,914	18,770	17,776	1%	6%	2%	84%	83%	82%
Total Revenue	$22,390	$22,626	21,633	(1)%	5%	2%	100%	100%	100%

Reconciliation to Condensed Consolidated Statements of Income:
Sales	$6,578	$7,126	7,234
Less: Supplies and other sales	(2,273)	(2,371)	(2,420)
Less: Paper sales	(829)	(899)	(957)
Equipment Sales	$3,476	$3,856	3,857	(10)%	—%	—%	16%	17%	18%
Outsourcing, service and rentals	$15,215	$14,868	13,739	2%	8%	4%	68%	66%	64%
Add: Finance income	597	632	660	(6)%	(4)%	(4)%	2%	3%	3%
Add: Supplies and other sales	2,273	2,371	2,420	(4)%	(2)%	(3)%	10%	10%	11%
Add: Paper sales	829	899	957	(8)%	(6)%	(6)%	4%	4%	4%
Annuity Revenue	$18,914	$18,770	$17,776	1%	6%	2%	84%	83%	82%
 ____________________________

(1)
2011 Results are discussed primarily on a pro-forma basis and include ACS’s estimated results from January 1 through February 5 in 2010. See the “Non-GAAP Financial Measures” section for an explanation of this non-GAAP financial measure.

Revenue 2012
Total revenues decreased 1% compared to the prior year and included a 1-percentage point negative impact from currency. Total revenues included the following:

•	Annuity revenue increased 1% and included a 1-percentage point negative impact from currency. Annuity revenue is comprised of the following:

▪
Outsourcing, service and rentals revenue include outsourcing revenue within our Services segment and technical service revenue (including bundled supplies) and rental revenue, both primarily within our Document Technology segment. Revenues of $15,215 million increased 2% and included a 2-percentage point negative impact from currency. The increase was primarily driven by growth in all three lines of business in our Services segment partially offset by a declines in technical service revenues. Total digital pages declined 2% despite a 3% increase in digital MIF.

▪
Supplies and other sales include unbundled supplies and other sales, primarily within our Document Technology segment. Revenues of $2,273 million decreased 4% and included a 1-percentage negative impact from currency. The decrease was primarily due to moderately lower demand.

▪
Paper sales, which are primarily included within our Other segment, of $829 million decreased 8% and included 2-percentage point negative impact from currency, driven primarily market pricing and lower activity.

Xerox 2012 Form 10-K

▪
Finance income includes $44 million in gains from the sale of finance receivables from our Document Technology segment (see Note 5 - Finance Receivables, Net in the Consolidated Financial Statements for additional information).

•
Equipment sales revenue is reported primarily within our Document Technology segment and the document outsourcing business within our Services segment. Equipment sales revenue decreased 10% and included a 2-percentage point negative impact from currency primarily driven by delayed customer decision-making and overall weak economic and market conditions. An increase in total product installs was offset by the impact of lower product mix and price declines. Price declines were in the range of 5% to 10%.

Equipment sales within our Services segment continued to grow, driven by the migration of customers looking to reduce printing costs by moving to our document outsourcing offering.

•
Color[2] revenue, decreased 6%, including a 2-percentage point negative impact from currency. An increase in color pages of 9% and color MIF of 14% were offset by a decline in color equipment sale revenue driven primarily by weakness in Europe and the impact of lower product mix. Color pages represented 30% of total pages in 2012.

Revenue 2011
Total revenues increased 5% compared to the prior year. Our consolidated 2011 results include a full year of revenues from ACS, which was acquired on February 5, 2010. On a pro-forma1 basis, including ACS's estimated 2010 revenues for the period from January 1 through February 5 in our historical 2010 results, the total revenue for 2011 grew 2%. Total revenue growth included a 2-percentage point positive impact from currency. Total revenues included the following:

•	Annuity revenue increased 6% or 2% on a pro-forma[1] basis, with a 1-percentage point positive impact from currency. Annuity revenue is comprised of the follows:

▪
Outsourcing, service and rentals revenue of $14,868 million increased 8%, or 4% on a pro-forma[1] basis, and included a 2-percentage point positive impact from currency. The increase was primarily due to growth in BPO and DO revenue in our Services segment partially offset by a decline in pages. Total digital pages declined 3% despite a 2% increase in digital MIF.

▪	Supplies and other sales of $2,371 million decreased 2% or 3% on a pro-forma[1] basis, with no impact from currency.

▪	Paper sales of $899 million decreased 6% and included 2-percentage point negative impact from currency.

•	Equipment sales revenue was flat and included a 1-percentage point positive impact from currency. Favorable product mix in high-end products was offset by price declines in the range of 5% to 10%.

•
Color[2] revenue increased 5%, including a 2-percentage point negative impact from currency. This increase was due to an increase in color pages of 9% and an increase in color equipment sale revenue of 4%. Color[2] pages represented 27% of total pages in 2011 while color device MIF represented 35% of total MIF.

An analysis of the change in revenue for each business segment is included in the “Operations Review of Segment Revenue and Profit” section.

Xerox 2012 Form 10-K

Costs, Expenses and Other Income
Summary of Key Financial Ratios

	Year Ended December 31,			Change				Pro-forma(1)
	2012	2011	2010	2012		2011		2,011		2,010
Total Gross Margin	31.4%	32.8%	34.4%	(1.4)	pts	(1.6)	pts	(1.1)	pts	(0.2)	pts
RD&E as a % of Revenue	2.9%	3.2%	3.6%	(0.3)	pts	(0.4)	pts	(0.3)	pts	(0.4)	pts
SAG as a % of Revenue	19.2%	19.9%	21.2%	(0.7)	pts	(1.3)	pts	(1.0)	pts	(0.9)	pts
Operating Margin(1)	9.3%	9.8%	9.6%	(0.5)	pts	0.2	pts	0.3	pts	1.0	pts
Pre-tax Income Margin	6.0%	6.9%	3.8%	(0.9)	pts	3.1	pts	3.4	pts	(2.2)	pts
 ____________________________

(1)	See the "Non-GAAP Financial Measures" section for an explanation of Pro-forma and Operating Margin non-GAAP financial measures.
Operating Margin
The operating margin1 for the year ended December 31, 2012 of 9.3% decreased 0.5-percentage points as compared to 2011. The decline, which was primarily in our Services segment due to a decrease in gross margin, was partially offset by expense reductions.
The operating margin1 for the year ended December 31, 2011 of 9.8% increased 0.2-percentage points, or 0.3-percentage points on a pro-forma1 basis as compared to 2010. The increase was due primarily to disciplined cost and expense management.
Note: The acquisition of ACS increased the proportion of our revenue from services, which has a lower gross margin and SAG as a percent of revenue than we historically experienced when Xerox was primarily a technology company. As a result, in 2011 gross margins and SAG are also discussed below on a pro-forma basis where we adjust our historical 2010 results to include ACS’s 2010 estimated results for the period from January 1 through February 5, 2010. Refer to the “Non-GAAP Financial Measures” section for a further explanation and discussion of this non-GAAP presentation.
Gross Margin
Gross margin for year ended December 31, 2012 of 31.4% decreased 1.4-percentage points as compared to 2011. The decrease was driven by the overall mix of services revenue, the ramping of new services contracts and pressure on government contracts, particularly in the third quarter 2012. These negative impacts were partially offset by productivity improvements and cost savings from restructuring.
Gross margin for year ended December 31, 2011 of 32.8% decreased 1.6-percentage points, or 1.1-percentage points on a pro-forma1 basis, as compared to 2010. The decrease was driven by the ramping of new services contracts, the impact of lower contract renewals, transaction currency and the mix of higher services revenue.
Services gross margin for the year ended December 31, 2012 decreased 1.7-percentage points as compared to 2011. The decrease is primarily due to the ramping of new services contracts within BPO and ITO and pressure on government contracts, particularly in the third quarter 2012.
Services gross margin for the year ended December 31, 2011 decreased 1.7-percentage points, or 1.2 percentage points , on a pro-forma1 basis, as compared to 2010. The decrease is primarily due to the ramping of new services contracts within BPO and ITO and the impact of lower contract renewals.

Xerox 2012 Form 10-K

Document Technology gross margin for the year ended December 31, 2012 increased by 0.1-percentage points as compared to 2011. Productivity improvements, restructuring savings and gains recognized on the sales of finance receivables (see Note 5 - Finance Receivables, Net in the Consolidated Financial Statements for additional information) more than offset the impact of price declines, product mix and the unfavorable year-over-year impact of transaction currency.
Document Technology gross margin for the year ended December 31, 2011 decreased by 0.9-percentage points as compared to 2010 due to the impact of price declines and the negative year-over-year impact of transaction currency. The decline was partially offset by cost productivities and restructuring savings which reflect our continued focus on cost management.

Research, Development and Engineering Expenses (“RD&E”)

	Year Ended December 31,			Change
(in millions)	2012	2011	2010	2012	2011
R&D	$545	$613	$653	$(68)	$(40)
Sustaining engineering	110	108	128	2	(20)
Total RD&E Expenses	$655	$721	$781	$(66)	$(60)
R&D Investment by Fuji Xerox(1)	$860	$880	$821	$(20)	$59
____________________________

(1)	Fluctuation in Fuji Xerox R&D was primarily due to changes in foreign exchange rates.
RD&E as a percent of revenue for the year ended December 31, 2012 of 2.9% decreased 0.3-percentage points. In addition to lower spending, the decrease was also driven by the positive mix impact of the continued growth in Services revenue, which historically has a lower RD&E percent of revenue.
RD&E of $655 million for the year ended December 31, 2012, was $66 million lower reflecting the impact of restructuring and productivity improvements. Innovation is one of our core strengths and we continue to invest at levels that enhance this core strength, particularly in color, software and services. During 2012 we managed our investments in R&D to align with growth opportunities in areas like business services, color printing and customized communication. Xerox R&D is also strategically coordinated with Fuji Xerox.
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
Selling, Administrative and General Expenses (“SAG”)
SAG as a percent of revenue of 19.2% decreased 0.7-percentage points for the year ended December 31, 2012. The decrease was driven by spending reductions reflecting benefits from restructuring and productivity improvements in addition to the positive mix impact from the continued growth in Services revenue, which historically has a lower SAG percent of revenue.
SAG expenses of $4,288 million for the year ended December 31, 2012 were $209 million lower than the prior year period including a $60 million favorable impact from currency. The decrease in SAG expense reflects the following:

•
$240 million decrease in selling expenses reflecting the benefits from restructuring and productivity improvements as well as lower compensation-related expenses and advertising spending partially offset by the impact of acquisitions.

Xerox 2012 Form 10-K

•
$68 million increase in general and administrative expenses as restructuring savings and productivity improvements were more than offset by the impact of acquisitions and deferred compensation expense.

•	$37 million decrease in bad debt expenses to $120 million, driven primarily by lower write-offs in Europe.
SAG as a percent of revenue of 19.9% decreased 1.3-percentage points, or 1.0-percentage points on a pro-forma1 basis for the year ended December 31, 2011.
SAG expenses of $4,497 million for the year ended December 31, 2011 was $97 million lower the prior year period, or $156 million lower on a pro-forma1 basis, both including a $68 million unfavorable impact from currency. The pro-forma SAG expense decrease reflects the following:

•	$68 million decrease in selling expenses reflecting the benefits from restructuring, productivity improvements and decrease in brand advertising partially offset by the impact of acquisitions.

•	$54 million decrease in general and administrative expenses primarily reflecting lower compensation as well as the benefits from restructuring and operational improvements.

•	$31 million decrease in bad debt expense, to $157 million as improvements in write-off trends in North America were more than offset by higher write-offs in southern Europe.
Restructuring and Asset Impairment Charges

During the year ended December 31, 2012, we recorded net restructuring and asset impairment charges of $153 million ($97 million after-tax). Approximately 47% of the charges were related to our Services segment and 53% to our Document Technology segment and included the following:

•
$160 million of severance costs related to headcount reductions of approximately 6,300 employees primarily in North America. The actions impacted several functional areas, and approximately 63% of the costs were focused on gross margin improvements, 31% in SAG and 6% on the optimization of RD&E investments.

•	$5 million for lease termination costs primarily reflecting continued optimization of our worldwide operating locations.

•	$2 million of asset impairment losses.

The above charges were partially offset by $14 million of net reversals for changes in estimated reserves from prior period initiatives.
We expect 2013 pre-tax savings of approximately $170 million from our 2012 restructuring actions.
During the year ended December 31, 2011, we recorded net restructuring and asset impairment charges of $33 million ($18 million after-tax) which included the following:

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
Restructuring Summary
The restructuring reserve balance as of December 31, 2012 for all programs was $130 million, of which approximately $122 million is expected to be spent over the next twelve months. Refer to Note 10, Restructuring and Asset Impairment Charges, in the Consolidated Financial Statements for additional information regarding our restructuring programs.

Xerox 2012 Form 10-K

Acquisition Related Costs
Costs of $77 million were incurred during 2010 in connection with our acquisition of ACS. These costs include $53 million of transaction costs, which represent external costs directly related to completing the acquisition of ACS. The remainder of the acquisition-related costs represents external incremental costs directly related to the integration of ACS and Xerox.

Amortization of Intangible Assets
During the year ended December 31, 2012, we recorded $328 million of expense related to the amortization of intangible assets, which is $70 million lower than the prior year. The prior year expense included $52 million related to the accelerated amortization of the ACS trade name intangible asset which was fully written off in 2011 as a result of the decision to discontinue its use and transition the services business to the "Xerox Business Services" trade name. The impact from the write off of the ACS trade name was partially offset by the amortization of intangible assets associated with current and prior-year acquisitions.

During the year ended December 31, 2011, we recorded $398 million of expense related to the amortization of intangible assets, which was $86 million higher than the prior year primarily as a result of the accelerated write-off of the ACS trade name.
Curtailment Gain
In December 2011, we amended all of our primary non-union U.S. defined benefit pension plans for salaried employees. Our primary qualified plans had previously been amended to freeze the final average pay formulas within the plans as of December 31, 2012, but the cash balance service credit was expected to continue post December 31, 2012. The 2011 amendments now fully freeze benefit and service accruals after December 31, 2012 for these plans, including the related non-qualified plans. As a result of these plan amendments, we recognized a pre-tax curtailment gain of $107 million ($66 million after-tax), which represents the recognition of deferred gains from other prior year amendments ("prior service credits") as a result of the discontinuation ("freeze") of any future benefit or service accrual period. The amendments did not materially impact 2012 pension expense.
Worldwide Employment
Worldwide employment of 147,600 at December 31, 2012 increased approximately 8,000 from December 31, 2011, primarily due to the impact of acquisitions partially offset by restructuring related actions. Worldwide employment was approximately 139,650 and 136,500 at December 2011 and 2010, respectively.

Xerox 2012 Form 10-K

Other Expenses, Net

	Year Ended December 31,
(in millions)	2012	2011	2010
Non-financing interest expense	$230	$247	$346
Interest income	(13)	(21)	(19)
Loss (gains) on sales of businesses and assets	2	(9)	(18)
Currency losses, net	3	12	11
ACS shareholders litigation settlement	—	—	36
Litigation matters	(1)	11	(4)
Loss on sales of accounts receivables	21	20	15
Loss on early extinguishment of liability	—	33	15
Deferred compensation investment gains	(10)	—	(12)
All other expenses, net	24	29	19
Total Other Expenses, Net	$256	$322	$389
Non-Financing Interest Expense: Non-financing interest expense for the year ended December 31, 2012 of $230 million was $17 million lower than prior year. The decrease in interest expense is primarily due to the benefit of lower borrowing costs achieved as a result of refinancing existing debt.
Non-financing interest expense for the year ended December 31, 2011 of $247 million was $99 million lower than the prior year. The decrease in interest expense reflects a lower average debt balance due to the repayments of Senior Notes, as well as the benefit of lower borrowing costs achieved as a result of refinancing existing debt and utilizing the commercial paper program.
Loss (Gains) on Sales of Businesses and Assets: The gains in 2011 and 2010 were primarily related to the sales of certain surplus facilities in Latin America.

Currency Losses, Net: Currency losses primarily result from the re-measurement of foreign currency-denominated assets and liabilities, the cost of hedging foreign currency-denominated assets and liabilities and the mark-to-market of foreign exchange contracts utilized to hedge those foreign currency-denominated assets and liabilities.

The 2011 net currency losses were primarily due to the significant movement in exchange rates during the third quarter of 2011 among the U.S. Dollar, Euro, Yen and several developing market currencies.

The 2010 net currency losses include a currency loss of $21 million for the re-measurement of our Venezuelan Bolivar denominated monetary net assets following a devaluation of the Bolivar in the first quarter of 2010. This loss was partially offset by a cumulative translation gain of $6 million that was recognized upon the repatriation of cash and liquidation of a foreign subsidiary.
ACS Shareholders' Litigation Settlement: The 2010 expense of $36 million relates to the settlement of claims by ACS shareholders arising from our acquisition of ACS in 2010. The total settlement for all defendants was approximately $69 million, with Xerox paying approximately $36 million net of insurance proceeds.
Litigation Matters: Litigation matters for 2012, 2011 and 2010 represent charges related to probable losses for various legal matters, none of which were individually material. Refer to Note 17 - Contingencies and Litigation, in the Consolidated Financial Statements for additional information regarding litigation against the Company.
Loss on Sales of Accounts Receivables: Represents the loss incurred on our sales of accounts receivables. Refer to "Sales of Accounts Receivables" below and Note 4 - Accounts Receivables, Net in the Condensed Consolidated Financial Statements for additional information regarding our sales of receivables.

Xerox 2012 Form 10-K

Loss on Early Extinguishment of Liability: The 2011 loss of $33 million was related to the redemption by Xerox Capital Trust I, our wholly-owned subsidiary trust, of its $650 million 8% Preferred Securities due in 2027. The redemption resulted in a pre-tax loss of $33 million ($20 million after-tax), representing the call premium of approximately $10 million as well as the write-off of unamortized debt costs and other liability carrying value adjustments of $23 million.

The 2010 loss of $15 million represents the loss associated with the redemption of senior and medium-term notes in the fourth quarter 2010 and reflects a call premium and the write-off of unamortized debt costs.
Deferred Compensation Investment Gains: Represents gains on investments supporting certain of our deferred compensation arrangements. These gains or losses are offset by an increase or decrease, respectively, in compensation expense recorded in SAG in our Services segment as a result of the increase or decrease in the liability associated with these arrangements.
Income Taxes
The 2012 effective tax rate was 20.5% or 24.0% on an adjusted basis1. The adjusted tax rate for the year was lower than the U.S. statutory rate primarily due to foreign tax credits resulting from anticipated dividends and other foreign transactions as well as the geographical mix of profits. In addition, a net tax benefit from adjustments of certain unrecognized tax positions and deferred tax valuation allowances was offset by a tax law change.
The 2011 effective tax rate was 24.7% or 27.5% on an adjusted basis1. The adjusted tax rate for the year was lower than the U.S. statutory rate primarily due to the geographical mix of profits as well as a higher foreign tax credit benefit as a result of our decision to repatriate current year income from certain non-U.S. subsidiaries.
The 2010 effective tax rate was 31.4% or 31.2% on an adjusted basis1. The adjusted tax rate for the year was lower than the U.S. statutory rate primarily due to the geographical mix of income before taxes and the related tax rates in those jurisdictions as well as the U.S. tax impacts on certain foreign income and tax law changes.
Xerox operations are widely dispersed. The statutory tax rate in most non U.S. jurisdictions is lower than the combined U.S. and state tax rate. The amount of income subject to these lower foreign rates relative to the amount of U.S. income will impact our effective tax rate. However, no one country outside of the U.S. is a significant factor to our overall effective tax rate. Certain foreign income is subject to U.S. tax net of any available foreign tax credits. Our full year effective tax rate for 2012 includes a benefit of approximately 12-percentage points from these non- U.S. operations. Refer to Note 16 - Income and Other Taxes, in the Consolidated Financial Statements for additional information regarding the geographic mix of income before taxes and the related impacts on our effective tax rate.
Our effective tax rate is based on nonrecurring events as well as recurring factors, including the taxation of foreign income. In addition, our effective tax rate will change based on discrete or other nonrecurring events (e.g. audit settlements, tax law changes, changes in valuation allowances, etc.) that may not be predictable. We anticipate that our effective tax rate for 2013 will be approximately 28%, which excludes the effects of intangibles amortization and other discrete events. We also expect to record an estimated discrete benefit of approximately $19 million in the first quarter 2013 for the retroactive benefits of the American Taxpayer Relief Act of 2012 which was signed into law on January 2, 2013.
Equity in Net Income of Unconsolidated Affiliates

	Year Ended December 31,
(in millions)	2012	2011	2010
Total equity in net income of unconsolidated affiliates	$152	$149	$78
Fuji Xerox after-tax restructuring costs	16	19	38
Equity in net income of unconsolidated affiliates primarily reflects our 25% share of Fuji Xerox.

Xerox 2012 Form 10-K

The 2011 increase of $71 million was primarily due to an increase in Fuji Xerox’s net income, which was primarily driven by higher revenue and cost improvements as well as the strengthening of the Yen and lower restructuring costs.
Refer to Note 8 - Investment in Affiliates, at Equity, in the Consolidated Financial Statements for additional information.

Net Income
Net income attributable to Xerox for the year ended December 31, 2012 was $1,195 million, or $0.88 per diluted share. On an adjusted basis1, net income attributable to Xerox was $1,398 million, or $1.03 per diluted share, and included adjustments for the amortization of intangible assets.
Net income attributable to Xerox for the year ended December 31, 2011 was $1,295 million, or $0.90 per diluted share. On an adjusted basis1, net income attributable to Xerox was $1,563 million, or $1.08 per diluted share, and included adjustments for the amortization of intangible assets and the loss on early extinguishment of liability.

Net income attributable to Xerox for the year ended December 31, 2010 was $606 million, or $0.43 per diluted share. On an adjusted basis1, net income attributable to Xerox was $1,296 million, or $0.94 per diluted share, and included adjustments for the amortization of intangible assets, restructuring and asset impairment charges (including those incurred by Fuji Xerox), acquisition-related costs and other discrete costs and expenses.
Refer to the "Non-GAAP Financial Measures" section for the reconciliation of reported net income to adjusted net income.

Other Comprehensive Income

2012 Other comprehensive loss attributable to Xerox of $511 million decreased $217 million from 2011. The decreased loss was primarily due to gains from the translation of our foreign currency denominated net assets in 2012 as compared to translation losses in 2011. The translation gains are the result of a strengthening of our major foreign currencies against the U.S. Dollar in 2012 as compared to a weakening of those same currencies in 2011. A decrease in losses associated with our defined benefit plans was offset by an increase in unrealized losses from our cash flow hedges primarily due to a weakening of the Japanese Yen particularly in the fourth quarter 2012 (See Note 13 - Financial Instruments in the Consolidated Financial Statements for additional information regarding our cash flow hedges).

2011 Other comprehensive loss attributable to Xerox of $728 million increased $728 million from 2010. The increased loss was primarily due to losses associated with our defined benefit plans due to an increase in our benefit obligations as a result of a decrease in the discount rates used to measure our obligations (See discussion of Pension Plan Assumptions in the Application of Critical Accounting Policies section of the MD&A as well as Note 15 - Employee Benefit Plans in the Consolidated Financial Statements for additional information). In addition, losses from the translation of our foreign currency denominated net assets increased in 2011 as compared to 2010 as a result of the further weakening of our major foreign currencies against the U.S. Dollar in 2011.

Recent Accounting Pronouncements
Refer to Note 1 - Summary of Significant Accounting Policies in the Consolidated Financial Statements for a description of recent accounting pronouncements including the respective dates of adoption and the effects on results of operations and financial conditions.

Xerox 2012 Form 10-K

Operations Review of Segment Revenue and Profit

Our reportable segments are consistent with how we manage the business and view the markets we serve. Our reportable segments are Services, Document Technology and Other. Revenues by segment for the three years ended December 31, 2012 were as follows:

(in millions)	Total Revenue	Segment Profit (Loss)	Segment Margin
2012
Services	$11,528	$1,173	10.2%
Document Technology	9,462	1,065	11.3%
Other	1,400	(241)	(17.2)%
Total	$22,390	$1,997	8.9%

2011
Services	$10,837	1,207	11.1%
Document Technology	10,259	1,140	11.1%
Other	1,530	(255)	(16.7)%
Total	$22,626	$2,092	9.2%

2010
Services	$9,637	$1,132	11.7%
Document Technology	10,349	1,085	10.5%
Other	1,647	(342)	(20.8)%
Total	$21,633	$1,875	8.7%

2010 Pro-forma(1)
Services	$10,256	$1,166	11.4%
Document Technology	10,349	1,085	10.5%
Other	1,647	(353)	(21.4)%
Total	$22,252	$1,898	8.5%
 ____________________________

(1)
Results are discussed primarily on a pro-forma basis and include ACS’s estimated results from January 1 through February 5 in 2010. See the “Non-GAAP Financial Measures” section for an explanation of these non-GAAP financial measures.

Services Segment
Our Services segment is comprised of three service offerings: Business Process Outsourcing (“BPO”), Document Outsourcing (“DO”) and Information Technology Outsourcing (“ITO”). The DO business included within the Services segment essentially represents Xerox’s pre-ACS acquisition outsourcing business, as ACS’s outsourcing business is reported as BPO and ITO revenue.

Xerox 2012 Form 10-K

Services segment revenues for the three years ended December 31, 2012 were as follows:

	Revenue			Change		Pro-forma(1) Change
(in millions)	2012	2011	2010	2012	2011	2011
Business processing outsourcing	$6,610	$6,074	$5,145	9%	18%	8%
Document outsourcing	3,659	3,545	3,264	3%	9%	9%
Information technology outsourcing	1,426	1,326	1,249	8%	6%	(4)%
Less: Intra-segment elimination	(167)	(108)	(21)	*	*	*
Total Services Revenue	$11,528	$10,837	$9,637	6%	12%	6%
____________________________
* Percent not meaningful.

(1)	See the "Non-GAAP Financial Measures" section for an explanation of Pro-forma and Operating Margin non-GAAP financial measures.

Note: In 2011, the Services segment is discussed on a pro-forma1 basis. ACS was acquired on February 5, 2010, accordingly for comparison purposes, we adjusted our historical 2010 results to include ACS’s 2010 estimated results for the period from January 1 through February 5, 2010. We believe these pro-forma comparisons provide a perspective on the impact of the ACS acquisition on our results and trends. Refer to the “Non-GAAP Financial Measures” section for a further explanation and discussion of this non-GAAP presentation.
Revenue 2012
Services revenue of $11,528 million increased 6% with 1-percentage point negative impact from currency.

•
BPO revenue increased 9%, including a 1-percentage point negative impact from currency, and represented 57% of total Services revenue. BPO growth was driven by the government healthcare, healthcare payer, customer care, financial services, retail, travel and insurance businesses and other state government solutions, as well as the benefits from recent acquisitions.

•
DO revenue increased 3%, including a 2-percentage point negative impact from currency, and represented 31% of total Services revenue. The increase in DO revenue was primarily driven by our new partner print services offerings as well as new signings.

•
ITO revenue increased 8% and represented 12% of total Services revenue. ITO growth was driven by the revenue ramp resulting from strong growth in recent quarters and also includes 3-percentage points of growth related to revenue from intercompany services, which is eliminated in total Services segment revenue.

Segment Margin 2012
Services segment margin of 10.2% decreased 0.9-percentage points from the prior year primarily due to a decline in gross margin, which was driven by the ramping of new services contracts, pressure on government contracts, the impact of lower contract renewals and lower volumes in some areas of the business. The gross margin decline was partially offset by the benefits from restructuring and lower SAG, primarily in DO.
Metrics
Pipeline
Our total services sales pipeline at December 31, 2012, including synergy opportunities, grew 6% over the prior year. This sales pipeline includes the Total Contract Value (“TCV”) of new business opportunities that potentially could be contracted within the next six months and excludes business opportunities with estimated annual recurring revenue in excess of $100 million.

Xerox 2012 Form 10-K

Signings
Signings are defined as estimated future revenues from contracts signed during the period, including renewals of existing contracts.TCV represents the estimated future contract revenue for pipeline or signed contracts for signings, as applicable.
Signings were as follows:

	Year Ended December 31,
(in billions)	2012	2011	2010
BPO	$6.0	$6.8	$10.0
DO	3.3	4.4	3.3
ITO	1.5	3.4	1.3
Total Signings	$10.8	$14.6	$14.6
Services signings were an estimated $10.8 billion in TCV for 2012 and decreased 25% compared to the prior year. This decline was driven by a decrease in large deals from the prior year as well as delays in customer decision making. While the total number of BPO/ITO contracts signed in 2012 increased from 2011, the decline in large deals drove a reduction in the average contract length of new business signings in 2012. The above DO signings amount represents Enterprise signings only and does not include signings from our partner print services offerings, which is driving the revenue growth in DO.
Services signings were an estimated at $14.6 billion in TCV for 2011 and were flat as compared to the prior year and were impacted by the cyclicality of large deals particularly the California Medicaid signing in 2010. Signings did trend positively in 2011, increasing sequentially for the last three quarters of the year with signings growth particularly in ITO.
Renewal rate (for BPO and ITO only)
Renewal rate is defined as the annual recurring revenue (“ARR”) on contracts that are renewed during the period as a percentage of ARR on all contracts on which a renewal decision was made during the period. Although our renewal rate was below our target range in the fourth quarter 2012, our full year 2012 renewal rate was 85%, which was within our target range of 85%-90% and 5 percentage points higher than full year 2011. Our 2011 renewal rate of 80% was 7-percentage points lower than the 2010 renewal rate of 87%.
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

•
DO revenue increased 9%, including a 2-percentage point positive impact from currency, and represented 33% of total Services revenue. The increase in DO revenue reflects an improving growth trend from our partner print services offerings as well as new signings.

•
ITO revenue on a pro-forma[1] basis decreased 4% and represented 12% of total Services revenue. The decrease in ITO revenue was driven by lower third-party equipment sales as well as the impact of lower contract renewals partially offset by growth in new commercial business.

Xerox 2012 Form 10-K

Segment Margin 2011
Services segment margin of 11.1% decreased 0.6-percentage points, or 0.3-percentage points on a pro-forma1 basis, from the prior year as the gross margin decline, which was driven by the ramping of new services contracts and the impact of lower contract renewals, more than offset the lower costs and expenses from restructuring and synergy savings.
Document Technology Segment
Our Document Technology segment includes the sale of products and supplies, as well as the associated technical service and financing of those products. The Document Technology segment represents our pre-ACS acquisition equipment-related business exclusive of our document outsourcing business, which was integrated into the Services segment together with the acquired ACS outsourcing businesses – business process outsourcing and information technology outsourcing.
Revenue

	Year Ended December 31,			Change
(in millions)	2012	2011	2010	2012	2011
Equipment sales	$2,879	$3,277	$3,404	(12)%	(4)%
Annuity revenue	6,583	6,982	6,945	(6)%	1%
Total Revenue	$9,462	$10,259	$10,349	(8)%	(1)%
Revenue 2012
Document Technology revenue of $9,462 million decreased 8%, including a 2-percentage points negative impact from currency. Total revenues include the following:

•
12% decrease in equipment sales revenue with a 1-percentage point negative impact from currency. This decline, primarily in mid-range and high-end equipment, was driven by delayed customer decision-making reflecting the continued weak macro-environment. In addition, the impact of lower product mix and price declines in the range of 5% to 10% more than offset growth in installs. Document Technology revenue excludes increasing revenues in our DO offerings. As noted previously, in 2013 we will be investing in our portfolio with significant product announcements in the mid-range and entry production color spaces.

•
6% decrease in annuity revenue, including a 2-percentage point negative impact from currency driven by lower supplies and a decline in total digital pages of 2% as well as the continued migration of customers to our partner print services offerings, which is included in our Services segment.

•	Document Technology revenue mix is 22% entry, 57% mid-range and 21% high-end.
Segment Margin 2012
Document Technology segment margin of 11.3% increased 0.2-percentage points from prior year. Productivity improvements, restructuring savings and gains recognized on the sale of finance receivables (see Note 5 - Finance Receivables, Net in the Consolidated Financial Statements for additional information) more than offset the impact of price declines and overall lower revenues.
Installs 2012
Entry

•	39% increase in color multifunction devices driven by demand for the WorkCentre® 6015, WorkCentre 6605 and ColorQube 8700/8900.

•	23% increase in entry black-and-white multifunction devices driven by demand for the WorkCentre® 3045.
•7% decrease in color printers driven by a decrease in sales to OEM partners.

Xerox 2012 Form 10-K

Mid-Range

•
2% decrease in installs of mid-range color devices driven as a difficult compare in the U.S. from the fourth quarter 2012 was partially offset by demand for products such as the WorkCentre® 7535/7125/7530 and the WorkCentre® 7556, which enabled continued market share gains in the fastest growing and most profitable segment of the office color market.

•	10% decrease in installs of mid-range black-and-white devices.
High-End

•	34% increase in installs of high-end color systems driven by strong demand for the Xerox Color 770. This product has enabled large market share gains in the Entry Production Color market segment.

•	26% decrease in installs of high-end black-and-white systems, reflecting continued declines in the overall market.
Install activity percentages include installations for Document Outsourcing and the Xerox-branded product shipments to GIS. Descriptions of “Entry”, “Mid-range” and “High-end” are defined in Note 2 - Segment Reporting, in the Consolidated Financial Statements.
Revenue 2011
Document Technology revenue of $10,259 million decreased 1%, including 2-percentage points positive impact from currency. Total revenues include the following:

•
4% decrease in equipment sales revenue with a 1-percentage point positive impact from currency primarily driven by a decline in Europe reflecting the economic conditions in the Euro Zone, particularly in the fourth quarter 2011. In addition, install declines of entry and mono products were only partially offset by install growth in mid-range and high-end color products. Consistent with prior years, price declines were in the range of 5% to 10%. Document Technology revenue excludes increasing revenues in our DO offerings.

•	1% increase in annuity revenue, including a 2-percentage point positive impact from currency. An increase in supplies revenue was offset by a decline in pages.

•	Document Technology revenue mix is 22% entry, 57% mid-range and 21% high-end.
Segment Margin 2011
Document Technology segment margin of 11.1% increased 0.6-percentage points from prior year. Lower cost and expense from restructuring savings in addition to an increase in equity in net income from unconsolidated affiliates more than offset the gross margin decline.
Installs 2011
Entry
4% decrease in entry black-and-white and color multifunction devices and color printers reflecting:
•A decline in sales to OEM partners.
•A decline in developing markets due in part to a very strong 2010 in which installs increased significantly.

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

•	2% increase in installs of mid-range black-and-white devices driven by strong demand for the recently launched WorkCentre® 5325/5330/5335 product partially offset by declines in Europe.

Xerox 2012 Form 10-K

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
Other Segment
Revenue 2012
Other segment revenue of $1,400 million decreased 8%, including 1-percentage point negative impact from currency, due to a decline in paper sales, which is driven by lower market pricing and activity, as well as a decline in revenues from wide format systems and lower patent sales and licensing revenue. Paper comprised approximately 59% of the 2012 Other segment revenue.

Segment Loss 2012
Other segment loss of $241 million, improved $14 million from the prior year, primarily driven by a decrease in Other Expenses, Net partially offset by lower gross profit as a result of the decline in revenues.
Revenue 2011
Other segment revenue of $1,530 million decreased 7%, including 2-percentage points positive impact from currency, due to a decline in paper sales, wide format systems and other supplies partially offset by an increase in revenue from patent sales and licensing as noted below. Paper comprised approximately 59% of the 2011 Other segment revenue.
In 2011, we entered into an agreement with another company that included, among other items, the sale of certain patents and the cross-licensing of certain patents of each party, pursuant to which we received an up-front payment with the remaining amount payable in two equal annual installment payments. Consistent with our accounting policy for these transactions, revenue associated with this agreement will be recorded as earned and only to the extent of cash received. During 2011, the Other segment included revenue and pre-tax income/segment profit of approximately $32 million and $26 million ($16 million after-tax), respectively, which is net of certain expenses paid in connection with this agreement.

Segment Loss 2011
Other segment loss of $255 million, improved $87 million from the prior year, primarily driven by lower non-financing interest expense and SAG expense.
____________________________

(1)	See the “Non-GAAP Financial Measures” section for an explanation of this non-GAAP financial measure.

(2)	Color revenues and pages represent revenues and pages from color enabled devices and is a subset of total revenues and excludes Global Imaging Systems, Inc. (“GIS”).

Xerox 2012 Form 10-K

Capital Resources and Liquidity
Our ability to maintain positive liquidity going forward depends on our ability to continue to generate cash from operations and access the financial capital markets, both of which are subject to general economic, financial, competitive, legislative, regulatory and other market factors that are beyond our control.

•
As of December 31, 2012 and 2011, total cash and cash equivalents were $1,246 million and $902 million, respectively, we had no borrowings under our Commercial Paper Programs as of December 31, 2012 and $100 million as of December 31, 2011. There were no outstanding borrowings or letters of credit under our $2 billion Credit Facility for either year end. The increase in our cash balance in 2012 was largely from the sales and run-off of finance receivables partially offset by an increase in share repurchases. We expect to use approximately $400 million of our total cash to pay down maturing Senior Notes in May 2013.

•
Our Commercial Paper program was established in 2010 as a means to reduce our cost of capital and to provide us with an additional liquidity vehicle in the market. Aggregate Commercial Paper and Credit Facility borrowings may not exceed the borrowing capacity under our Credit Facility at any time.

•
Over the past three years we have consistently delivered strong cash flow from operations driven by the strength of our annuity-based revenue model. Cash flows from operations were $2,580 million, $1,961 million and $2,726 million for the three years ended December 31, 2012, respectively.

•
We expect cash flows from operations between $2.1 and $2.4 billion for 2013. We expect lower contributions from finance receivables of approximately $500 million, due to fewer collections as a result of the 2012 finance receivables sales and a lower natural run-off of the portfolio, given our expectations of better equipment activity. This impact is expected to be partially offset by lower pension funding requirements. We expect the rest of working capital to be essentially flat year over year.

Cash Flow Analysis

The following summarizes our cash flows for the three years ended December 31, 2012, as reported in our Consolidated Statements of Cash Flows in the accompanying Consolidated Financial Statements:

	Year Ended December 31,			Change
(in millions)	2012	2011	2010	2012	2011
Net cash provided by operating activities	$2,580	$1,961	$2,726	$619	$(765)
Net cash used in investing activities	(761)	(675)	(2,178)	(86)	1,503
Net cash used in financing activities	(1,472)	(1,586)	(3,116)	114	1,530
Effect of exchange rate changes on cash and cash equivalents	(3)	(9)	(20)	6	11
Increase (decrease) in cash and cash equivalents	344	(309)	(2,588)	653	2,279
Cash and cash equivalents at beginning of year	902	1,211	3,799	(309)	(2,588)
Cash and Cash Equivalents at End of Year	$1,246	$902	1,211	$344	$(309)

Xerox 2012 Form 10-K

Cash Flows from Operating Activities
Net cash provided by operating activities was $2,580 million for the year ended December 31, 2012. The $619 million increase in cash from 2011 was primarily due to the following:

•
$879 million increase from finance receivables primarily due to sales of receivables as well as higher net run-off of finance receivables as a result of lower equipment sales (see Note 5 - Finance Receivables, Net in the Consolidated Financial Statements for additional information).

•	$124 million increase due to lower inventory growth.

•	$74 million increase due to lower restructuring payments.

•	$62 million increase due to lower contributions to our defined benefit pension plans primarily in the U.S. as a result of the recently enacted pension funding legislation.

•	$41 million increase as a result of less up-front costs and other customer related spending associated primarily with new services contracts.

•	$390 million decrease due to a lower benefit from accounts receivable sales as well as growth in services revenue.

•	$45 million decrease from higher net income tax payments primarily due to refunds in the prior year.

In March 2012, we elected to make a contribution of 15.4 million shares of our common stock, with an aggregate value of approximately $130 million, to our U.S. defined benefit pension plan for salaried employees in order to meet our planned level of funding.

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

In September 2011, we elected to make a contribution of 16.6 million shares of our common stock, with an aggregate value of approximately $130 million, to our U.S. defined benefit pension plan for salaried employees in order to meet our planned level of funding.
Cash Flows from Investing Activities
Net cash used in investing activities was $761 million for the year ended December 31, 2012. The $86 million increase in the use of cash from 2011 was primarily due to the following:

•
$64 million increase in acquisitions. 2012 acquisitions include Wireless Data for $95 million, RK Dixon for $58 million as well as seven smaller acquisitions totaling $123 million. 2011 acquisitions include Unamic/HCN B.V. for $55 million, ESM for $43 million, Concept Group for $41 million, MBM for $42 million, Breakaway for $18 million and ten smaller acquisitions for an aggregate of $46 million as well as a net cash receipt of $35 million for Symcor.

•	$19 million increase due to lower cash proceeds from asset sales.

Xerox 2012 Form 10-K

Net cash used in investing activities was $675 million for the year ended December 31, 2011. The $1,503 million decrease in the use of cash from 2010 was primarily due to the following:

•
$1,522 million decrease in acquisitions. 2011 acquisitions include Unamic/HCN B.V. for $55 million, ESM for $43 million, Concept Group for $41 million, MBM for $42 million, Breakaway for $18 million and ten smaller acquisitions for an aggregate of $46 million as well as a net cash receipt of $35 million for Symcor. 2010 acquisitions include ACS for $1,495 million, ExcellerateHRO, LLP for $125 million, TMS Health, LLC for $48 million, Irish Business Systems Limited for $29 million, Georgia Duplicating Products for $21 million and Spur Information Solutions for $12 million.

•	$24 million increase due to lower cash proceeds from asset sales.
Cash Flows from Financing Activities
Net cash used in financing activities was $1,472 million for the year ended December 31, 2012. The $114 million decrease in the use of cash from 2011 was primarily due to the following:

•	$670 million decrease reflecting the absence of payment of our liability to Xerox Capital Trust I in connection with their redemption of preferred securities.

•	$351 million increase from higher share repurchases in 2012.

•
$157 million increase from net debt activity. 2012 reflects net proceeds of $1.1 billion from Senior Notes issued in March offset by net payments on 2012 Senior Notes of $1.1 billion that matured in May and a decrease of $100 million in Commercial Paper. 2011 includes proceeds of $1.0 billion from the issuance of Senior Notes offset by the repayment of $750 million for Senior Notes due in 2011 and a decrease of $200 million in Commercial Paper.

•	$47 million increase due to higher distributions to noncontrolling interests.

Net cash used in financing activities was $1,586 million for the year ended December 31, 2011. The $1,530 million decrease in the use of cash from 2010 was primarily due to the following:

•
$3,105 million decrease from net debt activity. 2011 includes proceeds of $1.0 billion from the issuance of Senior Notes offset by the repayment of $750 million for Senior Notes due in 2011 and a decrease of $200 million in Commercial Paper. 2010 includes the repayments of $1,733 million of ACS's debt on the acquisition date, $950 million of Senior Notes, $550 million early redemption of the 2013 Senior Notes, net payments of $109 million for other debt and $14 million of debt issuance costs for the bridge loan facility commitment, which was terminated in 2009. These payments were offset by an increase of $300 million in Commercial Paper.

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
Customer Financing Activities
We provide lease equipment financing to our customers, primarily in our Document Technology segment. Our lease contracts permit customers to pay for equipment over time rather than at the date of installation. Our investment in these contracts is reflected in Total finance assets, net. We primarily fund our customer financing activity through cash generated from operations, cash on hand, commercial paper borrowings, sales and securitizations of finance receivables and proceeds from capital markets offerings.

Xerox 2012 Form 10-K

We have arrangements in certain international countries and domestically with our small and mid-sized customers, where third-party financial institutions independently provide lease financing, on a non-recourse basis to Xerox, directly to our customers. In these arrangements, we sell and transfer title of the equipment to these financial institutions. Generally, we have no continuing ownership rights in the equipment subsequent to its sale; therefore, the unrelated third-party finance receivable and debt are not included in our Consolidated Financial Statements.
The following represents our Total finance assets, net associated with our lease and finance operations:

	December 31,
(in millions)	2012	2011
Total Finance receivables, net(1)	$5,313	$6,362
Equipment on operating leases, net	535	533
Total Finance Assets, Net	$5,848	$6,895
____________________________

(1)	Includes (i) billed portion of finance receivables, net, (ii) finance receivables, net and (iii) finance receivables due after one year, net as included in our Consolidated Balance Sheets.
The decrease of $1,047 million in Total finance assets, net reflects the sale of finance receivables (discussed further below) and the decrease in equipment sales over the past several years as well as equipment sales growth in regions or operations where we don't offer direct leasing. These impacts were partially offset by an increase of $83 million due to currency.
We maintain a certain level of debt, referred to as financing debt, to support our investment in these lease contracts or Total finance assets, net. We maintain this financing debt at an assumed 7:1 leverage ratio of debt to equity as compared to our Total finance assets, net for this financing aspect of our business. Based on this leverage, the following represents the breakdown of our total debt at December 31, 2012 and 2011 between financing debt and core debt:

	December 31,
(in millions)	2012	2011
Financing debt(1)	$5,117	$6,033
Core debt	3,372	2,600
Total Debt	$8,489	$8,633
____________________________

(1)
Financing debt includes $4,649 million and $5,567 million as of December 31, 2012 and December 31, 2011, respectively, of debt associated with Total finance receivables, net and is the basis for our calculation of “Equipment financing interest” expense. The remainder of the financing debt is associated with Equipment on operating leases.

Xerox 2012 Form 10-K

In 2013, we expect to continue the leveraging of our finance assets at an assumed 7:1 ratio of debt to equity. We also may sell or securitize certain finance receivables as another means to support our customer financing activities - see discussion further below of finance receivable sale activity in 2012. The following summarizes our total debt at December 31, 2012 and 2011:

	December 31,
(in millions)	2012	2011
Principal debt balance(1)	$8,410	$8,450
Net unamortized discount	(63)	(7)
Fair value adjustments	142	190
Total Debt	$8,489	$8,633
____________________________

(1)	Includes Commercial Paper of $0 and $100 million as of December 31, 2012 and 2011, respectively.

Sales of Accounts Receivable
Accounts receivable sales arrangements are utilized in the normal course of business as part of our cash and liquidity management. We have facilities in the U.S., Canada and several countries in Europe that enable us to sell certain accounts receivables without recourse to third-parties. The accounts receivables sold are generally short-term trade receivables with payment due dates of less than 60 days.

Accounts receivables sales were as follows:

	Year Ended December 31,
(in millions)	2012	2011	2010
Accounts receivable sales	$3,699	$3,218	$2,374
Deferred proceeds	639	386	307
Loss on sale of accounts receivable	21	20	15
Estimated (decrease) increase to operating cash flows(1)	(78)	133	106
____________________________

(1)
Represents the difference between current and prior year fourth quarter receivable sales adjusted for the effects of: (i) the deferred proceeds, (ii) collections prior to the end of the year, and (iii) currency.

Refer to Note 4 - Accounts Receivables, Net in the Consolidated Financial Statements for additional information.

Sales of Finance Receivables
In 2012, we sold our entire interest in two separate portfolios of U.S. finance receivables from our Document Technology segment with a combined net carrying value of $682 million to a third-party financial institution for cash proceeds of $630 million and beneficial interests from the purchaser of $101 million. These transactions enable us to lower the cost associated with our financing portfolio.
A pre-tax gain of $44 million was recognized on these sales and is net of additional fees and expenses of $5 million. The gain was reported in Finance income in Document Technology segment revenues. We will continue to service the sold receivables and expect to a record servicing fee income of approximately $12 million over the expected life of the associated receivables.

Refer to Note 5 - Finance Receivables, Net in the Consolidated Financial Statements for additional information.

Xerox 2012 Form 10-K

The net impact on operating cash flows from the sales of accounts receivable and finance receivables is summarized below:

	Year Ended December 31,
(in millions)	2012	2011	2010
Cash received from finance receivables sales	$625	$—	$—
Collections on sold finance receivables (1)	(45)	—	—
Net cash impact of finance receivable sales	580	—	—
Net cash impact of accounts receivable sales	(78)	133	106
Net Cash Impact On Cash Flows From Operating Activities	$502	$133	$106
____________________________

(1)	Represents cash that would have been collected if we had not sold finance receivables.

Capital Market Activity

Debt Exchange
In February 2012, we completed an exchange of our 5.71% Zero Coupon Notes due 2023 with an accreted book value at the date of the exchange of $303, for $362 of our 4.50% Senior Notes due 2021. Accordingly, this increased the principal amount for our 4.50% Senior Notes due 2021 from $700 to $1,062. The exchange was conducted to retire high-interest, long-dated debt in a favorable interest rate environment. The debt exchange was accounted for as a non-revolving debt modification and, therefore, it did not result in any gain or loss. The difference between the book value of our Zero Coupon Notes and the principal value of the Senior Notes issued in exchange will be accreted over the remaining term of the Senior Notes. Upfront fees paid to third parties in connection with the exchange were not material and were expensed as incurred.

Senior Notes
In March 2012, we issued $600 of Floating Rate Senior Notes due 2013 (the “2013 Floating Rate Notes”) and $500 of 2.95% Senior Notes due 2017 (the “2017 Senior Notes”). The 2013 Floating Rate Notes were issued at par and the 2017 Senior Notes were issued at 99.875% of par, resulting in aggregate net proceeds for both notes of approximately $1,093. The 2013 Floating Rate Notes accrue interest at a rate per annum, reset quarterly, equal to the three-month LIBOR plus 1.400% and are payable quarterly. The 2017 Senior Notes accrue interest at a rate of 2.95% per annum and are payable semi-annually. As a result of the discount, they have a weighted average effective interest rate of 2.977%. In connection with the issuance of these Senior Notes, debt issuance costs of $6 were deferred. This debt issuance partially funded the May 2012 maturity of our $1,100 of 5.59% Senior Notes.

Refer to Note 12- Debt in the Consolidated Financial Statements for additional information regarding our debt.

Financial Instruments
Refer to Note 13 - Financial Instruments in the Consolidated Financial Statements for additional information regarding our derivative financial instruments.

Share Repurchase Programs - Treasury Stock
During 2012, we repurchased 146.3 million shares for an aggregate cost of $1.1 billion, including fees.Through February 20, 2013, we repurchased an additional 1.4 million shares at an aggregate cost of $10.1 million, including fees, for a cumulative program total of 429.7 million shares at a cost of $4.7 billion, including fees. We expect total share repurchases of at least $400 million in 2013.

In October 2012, the Board of Directors authorized an additional $1.0 billion in share repurchase, bringing the total remaining authorization for share repurchases to $1.3 billion as of February 20, 2013.

Xerox 2012 Form 10-K

Refer to Note 19 - Shareholders’ Equity – Treasury Stock in the Consolidated Financial Statements for additional information regarding our share repurchase programs.

Dividends
The Board of Directors declared aggregate dividends of $226 million, $241 million and $243 million on common stock in 2012, 2011 and 2010, respectively. The decrease in 2012 as compared to prior years is primarily due to a lower level of outstanding shares in 2012 as a result of the repurchase of shares under our share repurchase programs.

The Board of Directors declared aggregate dividends of $24 million, $24 million and $21 million on the Series A Convertible Preferred Stock in 2012, 2011 and 2010, respectively. The preferred shares were issued in connection with the acquisition of ACS.

In addition the company increased its dividend from 4.25 cents per share to 5.75 cents per share per quarter, beginning with the dividend payable on April 30, 2013. Accordingly, we expect approximately $300 million in dividend payments for the full year 2013.
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

Our principal debt maturities are in line with historical and projected cash flows and are spread over the next ten years as follows (in millions):

Year	Amount
2013	$1,039
2014	1,093
2015	1,259
2016	954
2017	1,002
2018	1,001
2019	650
2020	—
2021	1,062
2022 and thereafter	350
Total	$8,410
Foreign Cash
At December 31, 2012, we had $1,246 million of cash and cash equivalents on a consolidated basis. Of that amount, approximately $400 million was held outside the U.S. by our foreign subsidiaries to fund future working capital, investment and financing needs of our foreign subsidiaries. Accordingly, we have asserted that such funds are indefinitely reinvested outside the U.S.

We believe we have sufficient levels of cash and cash flows to support our domestic requirements. However, if the cash held by our foreign subsidiaries was needed to fund our U.S. requirements, there would not be a significant tax liability associated with the repatriation, as any U.S. liability would be reduced by the foreign tax credits associated with the repatriated earnings.

Xerox 2012 Form 10-K

However, our determination above is based on the assumption that only the cash held outside the U.S. would be repatriated as a result of an unanticipated or unique domestic need. It does not assume repatriation of the entire amount of indefinitely reinvested earnings of our foreign subsidiaries. As disclosed in Note 16- Income and Other Taxes in our Consolidated Financial Statements, we have not estimated the potential tax consequences associated with the repatriation of the entire amount of our foreign earnings indefinitely reinvested outside the U.S. We do not believe it is practical to calculate the potential tax impact, as there is a significant amount of uncertainty with respect to determining the amount of foreign tax credits as well as any additional local withholding tax and other indirect tax consequences that may arise from the distribution of these earnings. In addition, because such earnings have been indefinitely reinvested in our foreign operations, repatriation would require liquidation of those investments or a recapitalization of our foreign subsidiaries, the impacts and effects of which are not readily determinable.
Loan Covenants and Compliance
At December 31, 2012, we were in full compliance with the covenants and other provisions of our Credit Facility and Senior Notes. We have the right to terminate the Credit Facility without penalty. Failure to comply with material provisions or covenants of the Credit Facility and Senior Notes could have a material adverse effect on our liquidity and operations and our ability to continue to fund our customers' purchase of Xerox equipment.
Refer to Note 12 - Debt in the Consolidated Financial Statements for additional information regarding debt arrangements.

Contractual Cash Obligations and Other Commercial Commitments and Contingencies
At December 31, 2012, we had the following contractual cash obligations and other commercial commitments and contingencies:

(in millions)	2013	2014	2015	2016	2017	Thereafter
Total debt, including capital lease obligations (1)	$1,039	$1,093	$1,259	$954	$1,002	$3,063
Interest on debt (1)	421	363	293	234	177	777
Minimum operating lease commitments (2)	636	425	265	157	74	83
Defined benefit pension plans	195	—	—	—	—	—
Retiree health payments	80	80	79	77	75	339
Estimated Purchase Commitments:
Flextronics (3)	498	—	—	—	—	—
Fuji Xerox(4)	2,069	—	—	—	—	—
Other (5)	169	131	43	16	1	—
Total	$5,107	$2,092	$1,939	$1,438	$1,329	$4,262

____________________________

(1)	Refer to Note 12 - Debt in the Consolidated Financial Statements for additional information regarding debt.

(2)	Refer to Note 7 - Land, Buildings, Equipment and Software, Net in the Consolidated Financial Statements for additional information related to minimum operating lease commitments.

(3)
Flextronics: We outsource certain manufacturing activities to Flextronics. The amount included in the table reflects our estimate of purchases over the next year and is not a contractual commitment. In the past two years, actual purchases from Flextronics averaged approximately $600 million per year.

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

Xerox 2012 Form 10-K

Pension and Other Post-retirement Benefit Plans
We sponsor defined benefit pension plans and retiree health plans that require periodic cash contributions. Our 2012 cash contributions for these plans were $364 million for our defined benefit pension plans and $84 million for our retiree health plans. We also elected to make a contribution of 15.4 million shares of our common stock, with an aggregate value of approximately $130 million, to our U.S. defined benefit pension plan for salaried employees in order to meet our planned level of funding for 2012. Accordingly, total contributions to our defined benefit pension plans were $494 million in 2012.

In 2013, based on current actuarial calculations, we expect to make contributions of approximately $195 million to our worldwide defined benefit pension plans and approximately $80 million to our retiree health benefit plans. The decrease in required contributions to our worldwide defined benefit pension plans is largely in the U.S. and reflects the expected benefits from the pension funding legislation enacted in the U.S. during 2012. Contributions in subsequent years will depend on a number of factors, including the investment performance of plan assets and discount rates as well as potential legislative and plan changes. Although we currently expect contributions to our worldwide defined benefit pension plans to increase moderately in 2014, primarily in the U.S., contributions are still expected to be lower over the next several years as compared to 2011 and 2012 primarily as a result of the amendment of several of our defined benefit pension plans to freeze current benefits and eliminate benefit accruals for future service.
Our retiree health benefit plans are non-funded and are almost entirely related to domestic operations. Cash contributions are made each year to cover medical claims costs incurred during the year. The amounts reported in the above table as retiree health payments represent our estimate of future benefit payments.
Fuji Xerox
We purchased products, including parts and supplies, from Fuji Xerox totaling $2.1 billion, $2.2 billion and $2.1 billion in 2012, 2011 and 2010, respectively. Our purchase commitments with Fuji Xerox are entered into in the normal course of business and typically have a lead time of three months. Related party transactions with Fuji Xerox are discussed in Note 8 - Investments in Affiliates, at Equity in the Consolidated Financial Statements.

Xerox 2012 Form 10-K

Brazil Tax and Labor Contingencies
Our Brazilian operations are involved in various litigation matters and have received or been the subject of numerous governmental assessments related to indirect and other taxes, as well as disputes associated with former employees and contract labor. The tax matters, which comprise a significant portion of the total contingencies, principally relate to claims for taxes on the internal transfer of inventory, municipal service taxes on rentals and gross revenue taxes. We are disputing these tax matters and intend to vigorously defend our positions. Based on the opinion of legal counsel and current reserves for those matters deemed probable of loss, we do not believe that the ultimate resolution of these matters will materially impact our results of operations, financial position or cash flows. The labor matters principally relate to claims made by former employees and contract labor for the equivalent payment of all social security and other related labor benefits, as well as consequential tax claims, as if they were regular employees. As of December 31, 2012, the total amounts related to the unreserved portion of the tax and labor contingencies, inclusive of related interest, amounted to approximately $1,010 million, with the decrease from December 31, 2011 balance of approximately $1,120 million, primarily related to currency and closed cases partially offset by interest. With respect to the unreserved balance of $1,010 million, the majority has been assessed by management as being remote as to the likelihood of ultimately resulting in a loss to the Company. In connection with the above proceedings, customary local regulations may require us to make escrow cash deposits or post other security of up to half of the total amount in dispute. As of December 31, 2012 we had $211 million of escrow cash deposits for matters we are disputing, and there are liens on certain Brazilian assets with a net book value of $13 million and additional letters of credit of approximately $242 million, which include associated indexation. Generally, any escrowed amounts would be refundable and any liens would be removed to the extent the matters are resolved in our favor. We routinely assess all these matters as to probability of ultimately incurring a liability against our Brazilian operations and record our best estimate of the ultimate loss in situations where we assess the likelihood of an ultimate loss as probable.
Other Contingencies and Commitments
As more fully discussed in Note 17 - Contingencies and Litigation in the Consolidated Financial Statements, we are involved in a variety of claims, lawsuits, investigations and proceedings concerning securities law, intellectual property law, environmental law, employment law and the Employee Retirement Income Security Act. In addition, guarantees, indemnifications and claims may arise during the ordinary course of business from relationships with suppliers, customers and non-consolidated affiliates. Nonperformance under a contract including a guarantee, indemnification or claim could trigger an obligation of the Company.

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

Unrecognized Tax Benefits
As of December 31, 2012, we had $201 million of unrecognized tax benefits. This represents the tax benefits associated with various tax positions taken, or expected to be taken, on domestic and foreign tax returns that have not been recognized in our financial statements due to uncertainty regarding their resolution. The resolution or settlement of these tax positions with the taxing authorities is at various stages and therefore we are unable to make a reliable estimate of the eventual cash flows by period that may be required to settle these matters. In addition, certain of these matters may not require cash settlement due to the existence of credit and net operating loss carryforwards, as well as other offsets, including the indirect benefit from other taxing jurisdictions that may be available.

Xerox 2012 Form 10-K

Off-Balance Sheet Arrangements

Occassionally we may utilize off-balance sheet arrangements in our operations (as defined by the SEC Financial Reporting Release 67 (FRR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.”). We enter into the following arrangements that have off-balance sheet elements:

•
Operating leases in the normal course of business. The nature of these lease arrangements is discussed in Note 7 - Land, Buildings, Equipment and Software, Net in the Consolidated Financial Statements.

•
We have facilities primarily in the U.S., Canada and several countries in Europe that enable us to sell to third-parties certain accounts receivable without recourse. In most instances a portion of the sales proceeds are held back by the purchaser and payment is deferred until collection of the related sold receivables. Refer to Note 4 - Accounts Receivables, Net in the Consolidated Financial Statements for further information regarding these facilities.

•
During 2012 we entered into arrangements to sell our entire interest in certain groups of finance receivables where we received cash and beneficial interests from the third-party purchaser. Refer to Note 5 - Finance Receivables, Net in the Consolidated Financial Statements for further information regarding these sales.

At December 31, 2012, we do not believe we have any off-balance sheet arrangements that have, or reasonably likely to have, a material current or future effect on financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
In addition, see the table above for the Company's contractual cash obligations and other commercial commitments and Note 17 - Contingencies and Litigation in the Consolidated Financial Statements for additional information regarding contingencies, guarantees, indemnifications and warranty liabilities.

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

Recent market events have not caused us to materially modify or change our financial risk management strategies with respect to our exposures to interest rate and foreign currency risk. Refer to Note 13 - Financial Instruments in the Consolidated Financial Statements for additional discussion on our financial risk management.
Foreign Exchange Risk Management

Assuming a 10% appreciation or depreciation in foreign currency exchange rates from the quoted foreign currency exchange rates at December 31, 2012, the potential change in the fair value of foreign currency-denominated assets and liabilities in each entity would not be significant because all material currency asset and liability exposures were economically hedged as of December 31, 2012. A 10% appreciation or depreciation of the U.S. Dollar against all currencies from the quoted foreign currency exchange rates at December 31, 2012 would have an impact on our cumulative translation adjustment portion of equity of approximately $711 million. The net amount invested in foreign subsidiaries and affiliates, primarily Xerox Limited, Fuji Xerox, Xerox Canada Inc. and Xerox Brasil, and translated into U.S. Dollars using the year-end exchange rates, was approximately $7.1 billion at December 31, 2012.

Xerox 2012 Form 10-K

Interest Rate Risk Management
The consolidated weighted-average interest rates related to our total debt for 2012, 2011 and 2010 approximated 4.7%, 5.2%, and 5.8%, respectively. Interest expense includes the impact of our interest rate derivatives.
Virtually all customer-financing assets earn fixed rates of interest. The interest rates on a significant portion of the Company's term debt are fixed.
As of December 31, 2012, $903 million of our total debt of $8,489 million carried variable interest rates, including the effect of pay variable interest rate swaps, if any, we may use to reduce the effective interest rate on our fixed coupon debt.
The fair market values of our fixed-rate financial instruments are sensitive to changes in interest rates. At December 31, 2012, a 10% change in market interest rates would change the fair values of such financial instruments by approximately $113 million.

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
Adjusted Earnings Measures
To better understand the trends in our business and the impact of the ACS acquisition, we believe it is necessary to adjust the following amounts determined in accordance with GAAP to exclude the effects of the certain items as well as their related income tax effects. For our 2012 reporting year, adjustments were limited to the amortization of intangible assets.

•	Net income and Earnings per share (“EPS”), and

•	Effective tax rate.

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

Xerox 2012 Form 10-K

•
Restructuring and asset impairment charges (including those incurred by Fuji Xerox) (2010 only): Restructuring and asset impairment charges consist of costs primarily related to severance and benefits for employees terminated pursuant to formal restructuring and workforce reduction plans. We exclude these charges because we believe that these historical costs do not reflect expected future operating expenses and do not contribute to a meaningful evaluation of our current or past operating performance. In addition, such charges are inconsistent in amount and frequency. Such charges are expected to yield future benefits and savings with respect to our operational performance.

•
Acquisition-related costs (2010 only): We incurred significant expenses in connection with our acquisition of ACS which we generally would not have otherwise incurred in the periods presented as a part of our continuing operations. Acquisition-related costs include transaction and integration costs, which represent external incremental costs directly related to completing the acquisition and the integration of ACS and Xerox. We believe it is useful for investors to understand the effects of these costs on our total operating expenses.

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

We also calculate and utilize an Operating income and margin earnings measure by adjusting our pre-tax income and margin amounts to exclude certain items. In addition to the amortization of intangible assets and restructuring expenses (see above), operating income and margin also exclude Other expenses, net. 2011 operating income and margin also exclude a Curtailment gain recorded in the fourth quarter 2011 while 2010 operating income and margin exclude ACS acquisition related costs (see above). Other expenses, net is primarily comprised of non-financing interest expense and also includes certain other non-operating costs and expenses. The Curtailment gain resulted from the amendment of our primary non-union U.S. defined benefit pension plans for salaried employees to fully freeze future benefit and service accruals after December 31, 2012. We exclude these amounts in order to evaluate our current and past operating performance and to better understand the expected future trends in our business.

Xerox 2012 Form 10-K

Pro-forma Basis
To better understand the trends in our business, we discuss our 2011 operating results by comparing them against adjusted prior period results which include ACS historical results for the comparable period. We acquired ACS on February 5, 2010 and ACS's results subsequent to that date are included in our reported results. Accordingly, for the comparison of our reported 2011 results to 2010, we included ACS’s 2010 estimated results for the period January 1 through February 5, 2010 in our reported 2010 results (pro-forma 2010). We refer to these comparisons against adjusted results as “pro-forma” basis comparisons. ACS’s historical results for this period have been adjusted to reflect fair value adjustments related to property, equipment and computer software as well as customer contract costs. In addition, adjustments were made for deferred revenue, exited businesses and other material non-recurring costs associated with the acquisition. We believe comparisons on a pro-forma basis provide an enhanced assessment than the actual comparisons given the size and nature of the ACS acquisition. In addition, the acquisition of ACS increased the proportion of our revenue from services, which has a lower gross margin and SAG as a percent of revenue than we historically experienced when Xerox was primarily a Technology company. We believe the pro-forma basis comparisons provide investors with a better understanding and additional perspective of the expected trends in our business as well as the impact of the ACS acquisition on the Company’s operations.
Net Income and EPS reconciliation:

	Year Ended December 31,
	2012		2011		2010
(in millions; except per share amounts)	Net Income	EPS	Net Income	EPS	Net Income	EPS
As Reported	$1,195	$0.88	$1,295	$0.90	$606	$0.43
Adjustments:
Amortization of intangible assets	203	0.15	248	0.17	194	0.14
Loss on early extinguishment of liability			20	0.01	10	0.01
Xerox and Fuji Xerox restructuring charges					355	0.26
ACS acquisition-related costs					58	0.04
ACS shareholders’ litigation settlement					36	0.03
Venezuela devaluation costs					21	0.02
Medicare subsidy tax law change					16	0.01
Adjusted	$1,398	$1.03	$1,563	$1.08	$1,296	$0.94
Weighted average shares for adjusted EPS(1)	1,356		1,444		1,378
Fully diluted shares at December 31, 2012(2)	1,271
 ____________________________

(1)	Average shares for the calculation of adjusted EPS and include 27 million of shares associated with the Series A convertible preferred stock and therefore the related annual dividend was excluded.

(2)
Represents common shares outstanding at December 31, 2012 as well as shares associated with our Series A convertible preferred stock plus dilutive potential common shares as used for the calculation of diluted earnings per share in the fourth quarter 2012.

Xerox 2012 Form 10-K

Effective Tax reconciliation:

	Year Ended December 31, 2012			Year Ended December 31, 2011			Year Ended December 31, 2010
(in millions)	Pre-Tax Income	Income Tax Expense	Effective Tax Rate	Pre-Tax Income	Income Tax Expense	Effective Tax Rate	Pre-Tax Income	Income Tax Expense	Effective Tax Rate
As Reported	$1,348	$277	20.5%	$1,565	$386	24.7%	815	256	31.4%
Adjustments:
Amortization of intangible assets	328	125		398	150		312	118
Loss on early extinguishment of liability				33	13		15	5
Xerox restructuring charge							483	166
ACS acquisition-related costs							77	19
ACS shareholders’ litigation settlement							36	—
Venezuela devaluation costs							21	—
Medicare subsidy tax law change							—	(16)
Adjusted	$1,676	$402	24.0%	$1,996	$549	27.5%	1,759	548	31.2%

Operating Income / Margin reconciliation:

	As Reported			Pro-forma(1)
(in millions)	2012	2011	2010	2010
Total Revenue	$22,390	$22,626	$21,633	$22,252
Pre-tax Income	1,348	1,565	815	777
Adjustments:
Amortization of intangible assets	328	398	312	339
Xerox restructuring charge	153	33	483	483
Curtailment gain	—	(107)	—	—
ACS Acquisition-related costs	—	—	77	77
Other expenses, net	256	322	389	444
Adjusted Operating Income	$2,085	$2,211	$2,076	$2,120

Pre-tax Income Margin	6.0%	6.9%	3.8%	3.5%
Adjusted Operating Margin	9.3%	9.8%	9.6%	9.5%
__________________________

(1)	Pro-forma 2010 includes ACS’s 2010 estimated results from January 1 through February 5 in our reported 2010 results.

Xerox 2012 Form 10-K

Forward-Looking Statements

This Annual Report contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management's current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Information concerning these factors is included in our 2012 Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”). We do not intend to update these forward-looking statements, except as required by law.

Xerox 2012 Form 10-K

XEROX CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
(in millions, except per-share data)	2012	2011	2010
Revenues
Sales	$6,578	$7,126	$7,234
Outsourcing, service and rentals	15,215	14,868	13,739
Finance income	597	632	660
Total Revenues	22,390	22,626	21,633
Costs and Expenses
Cost of sales	4,362	4,697	4,741
Cost of outsourcing, service and rentals	10,802	10,269	9,195
Equipment financing interest	198	231	246
Research, development and engineering expenses	655	721	781
Selling, administrative and general expenses	4,288	4,497	4,594
Restructuring and asset impairment charges	153	33	483
Acquisition-related costs	—	—	77
Amortization of intangible assets	328	398	312
Curtailment gain	—	(107)	—
Other expenses, net	256	322	389
Total Costs and Expenses	21,042	21,061	20,818
Income Before Income Taxes and Equity Income	1,348	1,565	815
Income tax expense	277	386	256
Equity in net income of unconsolidated affiliates	152	149	78
Net Income	1,223	1,328	637
Less: Net income attributable to noncontrolling interests	28	33	31
Net Income Attributable to Xerox	$1,195	$1,295	$606
Basic Earnings per Share	$0.90	$0.92	$0.44
Diluted Earnings per Share	$0.88	$0.90	$0.43

The accompanying notes are an integral part of these Consolidated Financial Statements.

Xerox 2012 Form 10-K

XEROX CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
(in millions)	2012	2011	2010
Net Income	$1,223	$1,328	$637
Less: Net income attributable to noncontrolling interests	28	33	31
Net Income Attributable to Xerox	$1,195	$1,295	$606

Other Comprehensive Income (Loss), Net(1):
Translation adjustments, net	$113	$(105)	$(35)
Unrealized (losses) gains, net	(63)	12	12
Changes in defined benefit plans, net	(561)	(636)	23
Other Comprehensive Loss, Net	(511)	(729)	—
Less: Other comprehensive loss, net attributable to noncontrolling interests	—	(1)	—
Other Comprehensive Loss, Net Attributable to Xerox	$(511)	$(728)	$—

Comprehensive Income, Net	$712	$599	$637
Less: Comprehensive income, net attributable to noncontrolling interests	28	32	31
Comprehensive Income, Net Attributable to Xerox	$684	$567	$606

(1)	Refer to Note 20 - Other Comprehensive Income for gross components of other comprehensive income, reclassification adjustments out of accumulated other comprehensive income and related tax effects.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Xerox 2012 Form 10-K

XEROX CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31,
(in millions, except share data in thousands)	2012	2011
Assets
Cash and cash equivalents	$1,246	$902
Accounts receivable, net	2,866	2,600
Billed portion of finance receivables, net	152	166
Finance receivables, net	1,836	2,165
Inventories	1,011	1,021
Other current assets	1,162	1,058
Total current assets	8,273	7,912
Finance receivables due after one year, net	3,325	4,031
Equipment on operating leases, net	535	533
Land, buildings and equipment, net	1,556	1,612
Investments in affiliates, at equity	1,381	1,395
Intangible assets, net	2,783	3,042
Goodwill	9,062	8,803
Deferred tax assets, long-term	763	672
Other long-term assets	2,337	2,116
Total Assets	$30,015	$30,116
Liabilities and Equity
Short-term debt and current portion of long-term debt	$1,042	$1,545
Accounts payable	1,913	2,016
Accrued compensation and benefits costs	741	757
Unearned income	438	432
Other current liabilities	1,776	1,631
Total current liabilities	5,910	6,381
Long-term debt	7,447	7,088
Pension and other benefit liabilities	2,958	2,487
Post-retirement medical benefits	909	925
Other long-term liabilities	778	861
Total Liabilities	18,002	17,742

Series A Convertible Preferred Stock	349	349

Common stock	1,239	1,353
Additional paid-in capital	5,622	6,317
Treasury stock, at cost	(104)	(124)
Retained earnings	7,991	7,046
Accumulated other comprehensive loss	(3,227)	(2,716)
Xerox shareholders’ equity	11,521	11,876
Noncontrolling interests	143	149
Total Equity	11,664	12,025
Total Liabilities and Equity	$30,015	$30,116

Shares of common stock issued	1,238,696	1,352,849
Treasury stock	(14,924)	(15,508)
Shares of common stock outstanding	1,223,772	1,337,341

The accompanying notes are an integral part of these Consolidated Financial Statements.

Xerox 2012 Form 10-K

XEROX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in millions)	2012	2011	2010
Cash Flows from Operating Activities:
Net income	$1,223	$1,328	$637
Adjustments required to reconcile net income to cash flows from operating activities:
Depreciation and amortization	1,301	1,251	1,097
Provision for receivables	127	154	180
Provision for inventory	30	39	31
Deferred tax expense (benefit)	96	203	(2)
Undistributed equity in net income of unconsolidated affiliates	(90)	(86)	(37)
Stock-based compensation	125	123	123
Restructuring and asset impairment charges	153	33	483
Payments for restructurings	(144)	(218)	(213)
Contributions to defined benefit pension plans	(364)	(426)	(237)
Increase in accounts receivable and billed portion of finance receivables	(776)	(296)	(118)
Collections of deferred proceeds from sales of receivables	470	380	218
Increase in inventories	—	(124)	(151)
Increase in equipment on operating leases	(276)	(298)	(288)
Decrease in finance receivables	947	90	129
Increase in other current and long-term assets	(265)	(249)	(98)
Increase in accounts payable and accrued compensation	120	82	615
Decrease in other current and long-term liabilities	(71)	(22)	(9)
Net change in income tax assets and liabilities	42	89	229
Net change in derivative assets and liabilities	11	39	85
Other operating, net	(79)	(131)	52
Net cash provided by operating activities	2,580	1,961	2,726
Cash Flows from Investing Activities:
Cost of additions to land, buildings and equipment	(388)	(338)	(355)
Proceeds from sales of land, buildings and equipment	9	28	52
Cost of additions to internal use software	(125)	(163)	(164)
Acquisitions, net of cash acquired	(276)	(212)	(1,734)
Other investing, net	19	10	23
Net cash used in investing activities	(761)	(675)	(2,178)
Cash Flows from Financing Activities:
Net (payments) proceeds on debt	(108)	49	(3,056)
Payment of liability to subsidiary trust issuing preferred securities	—	(670)	—
Common stock dividends	(231)	(241)	(215)
Preferred stock dividends	(24)	(24)	(15)
Proceeds from issuances of common stock	44	44	183
Excess tax benefits from stock-based compensation	10	6	24
Payments to acquire treasury stock, including fees	(1,052)	(701)	—
Repurchases related to stock-based compensation	(42)	(27)	(15)
Distributions to noncontrolling interests	(69)	(22)	(22)
Net cash used in financing activities	(1,472)	(1,586)	(3,116)
Effect of exchange rate changes on cash and cash equivalents	(3)	(9)	(20)
Increase (decrease) in cash and cash equivalents	344	(309)	(2,588)
Cash and cash equivalents at beginning of year	902	1,211	3,799
Cash and Cash Equivalents at End of Year	$1,246	$902	$1,211
The accompanying notes are an integral part of these Consolidated Financial Statements.

Xerox 2012 Form 10-K

XEROX CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions)	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	AOCL(3)	Xerox Shareholders’ Equity	Non- controlling Interests	Total Equity
Balance at December 31, 2009	$871	$2,493	$—	$5,674	$(1,988)	$7,050	$141	$7,191
Comprehensive income	—	—	—	606	—	606	31	637
ACS acquisition	490	3,825	—	—	—	4,315	—	4,315
Cash dividends declared-common stock(1)	—	—	—	(243)	—	(243)	—	(243)
Cash dividends declared-preferred stock(2)	—	—	—	(21)	—	(21)	—	(21)
Stock option and incentive plans, net	37	262	—	—	—	299	—	299
Distributions to noncontrolling interests	—	—	—	—	—	—	(19)	(19)
Balance at December 31, 2010	$1,398	$6,580	$—	$6,016	$(1,988)	$12,006	$153	$12,159
Comprehensive income	—	—	—	1,295	(728)	567	32	599
Cash dividends declared-common stock(1)	—	—	—	(241)	—	(241)	—	(241)
Cash dividends declared-preferred stock(2)	—	—	—	(24)	—	(24)	—	(24)
Contribution of common stock to U.S. pension plan	17	113	—	—	—	130	—	130
Stock option and incentive plans, net	11	128	—	—	—	139	—	139
Payments to acquire treasury stock, including fees	—	—	(701)	—	—	(701)	—	(701)
Cancellation of treasury stock	(73)	(504)	577	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	(36)	(36)
Balance at December 31, 2011	$1,353	$6,317	$(124)	$7,046	$(2,716)	$11,876	$149	$12,025
Comprehensive income	—	—	—	1,195	(511)	684	28	712
Cash dividends declared-common stock(1)	—	—	—	(226)	—	(226)	—	(226)
Cash dividends declared-preferred stock(2)	—	—	—	(24)	—	(24)	—	(24)
Contribution of common stock to U.S. pension plan	15	115	—	—	—	130	—	130
Stock option and incentive plans, net	18	115	—	—	—	133	—	133
Payments to acquire treasury stock, including fees	—	—	(1,052)	—	—	(1,052)	—	(1,052)
Cancellation of treasury stock	(147)	(925)	1,072	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	(34)	(34)
Balance at December 31, 2012	$1,239	$5,622	$(104)	$7,991	$(3,227)	$11,521	$143	$11,664
_____________________________

(1)	Cash dividends declared on common stock of $0.0425 in each of the four quarters in 2012, 2011 and 2010.

(2)	Cash dividends declared on preferred stock of $12.22 per share in the first quarter of 2010 and $20 per share in each quarter thereafter in 2010, 2011 and 2012.

(3)	AOCL - Accumulated other comprehensive loss.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Xerox 2012 Form 10-K

XEROX CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except per-share data and where otherwise noted)

Note 1 – Summary of Significant Accounting Policies
References herein to “we,” “us,” “our,” the “Company” and “Xerox” refer to Xerox Corporation and its consolidated subsidiaries unless the context specifically requires otherwise.
Description of Business and Basis of Presentation
We are a $22.4 billion global enterprise for business process and document management. We offer business process outsourcing and IT outsourcing services, including data processing, healthcare solutions, human resource benefits management, finance support, transportation solutions and customer relationship management services for commercial and government organizations worldwide. The company also provides extensive leading-edge document technology, services, software and genuine Xerox supplies for graphic communication and office printing environments of any size.
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

Xerox 2012 Form 10-K

The following table summarizes certain significant costs and expenses that require management estimates for the three years ended December 31, 2012:

	Year Ended December 31,
Expense/(Income)	2012	2011	2010
Provision for restructuring and asset impairments	$153	$33	$483
Provision for receivables	127	154	180
Provisions for litigation and regulatory matters	(1)	11	(4)
Provisions for obsolete and excess inventory	30	39	31
Provision for product warranty liability	29	30	33
Depreciation and obsolescence of equipment on operating leases	279	294	313
Depreciation of buildings and equipment	452	405	379
Amortization of internal use software	116	91	70
Amortization of product software	19	11	7
Amortization of acquired intangible assets	328	401	316
Amortization of customer contract costs	107	49	12
Defined pension benefits - net periodic benefit cost(1)	300	177	304
Retiree health benefits - net periodic benefit cost	11	14	32
Income tax expense	277	386	256
_____________________________

(1)	2011 includes $107 pre-tax curtailment gain - refer to Note 15 - Employee Benefit Plans for additional information.
Changes in Estimates
In the ordinary course of accounting for the items discussed above, we make changes in estimates as appropriate and as we become aware of circumstances surrounding those estimates. Such changes and refinements in estimation methodologies are reflected in reported results of operations in the period in which the changes are made and, if material, their effects are disclosed in the Notes to the Consolidated Financial Statements and in Management's Discussion and Analysis of Financial Condition and Results of Operation.

New Accounting Standards and Accounting Changes

Except for the Accounting Standard Updates ("ASU's") discussed below, the new ASU's issued by the FASB during the last two years did not have any significant impact on the Company.
Goodwill:
In September 2011, the FASB issued ASU No. 2011-08, Intangibles - Goodwill and Other (Topic 350) - Testing Goodwill for Impairment, which allows an entity to use a qualitative approach to test goodwill for impairment. ASU 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that a potential exposure exists, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. We adopted ASU 2011-08 in 2011. The adoption of this update did not have a material effect on our financial condition or results of operations. See "Goodwill and Other Intangible Assets" below for additional information.
Presentation of Comprehensive Income:
In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220) - Presentation of Comprehensive Income, which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the Statement of Shareholders' Equity. The items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income were not changed. Additionally, no changes were made to the calculation and presentation of earnings per share.

Xerox 2012 Form 10-K

We adopted ASU 2011-05 effective for our fiscal year ending December 31, 2011 and have retrospectively applied the new presentation of comprehensive income to 2010. We elected to present comprehensive income in two separate but consecutive statements. Note 20 - Other Comprehensive Income provides details regarding the gross components of other comprehensive income, reclassification adjustments out of accumulated other comprehensive income and the related tax effects. Other than the change in presentation and disclosure, the update did not have an impact on our financial condition or results of operations.

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220) - Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires an entity to provide additional information about the amounts reclassified out of Accumulated Other Comprehensive Income by component. This update is effective for us beginning January 1, 2013.
Fair Value Accounting:
In May 2011, the FASB issued ASU 2011-04, which amended Fair Value Measurements and Disclosures - Overall (ASC Topic 820-10) to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. This update changed certain fair value measurement principles and enhanced the disclosure requirements, particularly for level 3 fair value measurements. We adopted this update prospectively effective for our fiscal year beginning January 1, 2012. This update did not have a material effect on financial condition or results of operations.
Balance Sheet Offsetting:
In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the Balance Sheet and instruments and transactions subject to an agreement similar to a master netting arrangement to enable users of its financial statements to understand the effects of offsetting and related arrangements on its financial position. This update is effective for our fiscal year beginning January 1, 2013 and must be applied retrospectively. In January 2013, the FASB issued ASU 2013-01 which limited the scope of this guidance to derivatives, repurchase type agreements and securities borrowing and lending transactions. The principal impact from this update will be to expand disclosures regarding our financial instruments. We currently report our derivative assets and liabilities on a gross basis in the Balance Sheet even in those instances where offsetting may be allowed under a master netting agreement.
Summary of Accounting Policies
Revenue Recognition

We generate revenue through services, the sale and rental of equipment, supplies and income associated with the financing of our equipment sales. Revenue is recognized when it is realized or realizable and earned. We consider revenue realized or realizable and earned when we have persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Delivery does not occur until equipment has been shipped or services have been provided to the customer, risk of loss has transferred to the customer, and either customer acceptance has been obtained, customer acceptance provisions have lapsed, or the company has objective evidence that the criteria specified in the customer acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved. More specifically, revenue related to services and sales of our products is recognized as follows:

Xerox 2012 Form 10-K

Equipment-Related Revenues
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
Technical Services: Technical service revenues are derived primarily from maintenance contracts on the equipment sold to our customers and are recognized over the term of the contracts. A substantial portion of our products are sold with full service maintenance agreements for which the customer typically pays a base service fee plus a variable amount based on usage. As a consequence, other than the product warranty obligations associated with certain of our low end products, we do not have any significant product warranty obligations, including any obligations under customer satisfaction programs.
Bundled Lease Arrangements: We sell our products and services under bundled lease arrangements, which typically include equipment, service, supplies and financing components for which the customer pays a single negotiated fixed minimum monthly payment for all elements over the contractual lease term.These arrangements also typically include an incremental, variable component for page volumes in excess of contractual page volume minimums, which are often expressed in terms of price-per-page. The fixed minimum monthly payments are multiplied by the number of months in the contract term to arrive at the total fixed minimum payments that the customer is obligated to make (“fixed payments”) over the lease term. The payments associated with page volumes in excess of the minimums are contingent on whether or not such minimums are exceeded (“contingent payments”). In applying our lease accounting methodology, we only consider the fixed payments for purposes of allocating to the relative fair value elements of the contract. Contingent payments, if any, are recognized as revenue in the period when the customer exceeds the minimum copy volumes specified in the contract. Revenues under bundled arrangements are allocated considering the relative selling prices of the lease and non-lease deliverables included in the bundled arrangement. Lease deliverables include the equipment, financing, maintenance and other executory costs, while non-lease deliverables generally consist of the supplies and non-maintenance services. The allocation for the lease deliverables begins by allocating revenues to the maintenance and other executory costs plus a profit thereon. These elements are generally recognized over the term of the lease as service revenue. The remaining amounts are allocated to the equipment and financing elements which are subjected to the accounting estimates noted below under “Leases.”

Our pricing interest rates, which are used in determining customer payments in a bundled lease arrangement, are developed based upon a variety of factors including local prevailing rates in the marketplace and the customer’s credit history, industry and credit class. We reassess our pricing interest rates quarterly based on changes in the local prevailing rates in the marketplace. These interest rates have generally been adjusted if the rates vary by 25 basis points or more, cumulatively, from the last rate in effect. The pricing interest rates generally equal the implicit rates within the leases, as corroborated by our comparisons of cash to lease selling prices.
Sales to distributors and resellers: We utilize distributors and resellers to sell many of our technology products to end-user customers. We refer to our distributor and reseller network as our two-tier distribution model. Sales to distributors and resellers are generally recognized as revenue when products are sold to such distributors and resellers. However, revenue is only recognized when the distributor or reseller has economic substance apart from the company, the sales price is not contingent upon resale or payment by the end user customer and we have no further obligations related to bringing about the resale, delivery or installation of the product.
Distributors and resellers participate in various rebate, price-protection, cooperative marketing and other programs, and we record provisions for these programs as a reduction to revenue when the sales occur. Similarly, we account for our estimates of sales returns and other allowances when the sales occur based on our historical experience.

Xerox 2012 Form 10-K

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
Leases: As noted above, equipment may be placed with customers under bundled lease arrangements. The two primary accounting provisions which we use to classify transactions as sales-type or operating leases are: 1) a review of the lease term to determine if it is equal to or greater than 75% of the economic life of the equipment and 2) a review of the present value of the minimum lease payments to determine if they are equal to or greater than 90% of the fair market value of the equipment at the inception of the lease.
We consider the economic life of most of our products to be five years, since this represents the most frequent contractual lease term for our principal products and only a small percentage of our leases are for original terms longer than five years. There is no significant after-market for our used equipment. We believe five years is representative of the period during which the equipment is expected to be economically usable, with normal service, for the purpose for which it is intended. Residual values are not significant.
With respect to fair value, we perform an analysis of equipment fair value based on cash selling prices during the applicable period. The cash selling prices are compared to the range of values determined for our leases. The range of cash selling prices must be reasonably consistent with the lease selling prices in order for us to determine that such lease prices are indicative of fair value.

Financing: Finance income attributable to sales-type leases, direct financing leases and installment loans is recognized on the accrual basis using the effective interest method.

Services-Related Revenue
Outsourcing: Revenues associated with outsourcing services are generally recognized as services are rendered, which is generally on the basis of the number of accounts or transactions processed. Information technology processing revenues are recognized as services are provided to the customer, generally at the contractual selling prices of resources consumed or capacity utilized by our customers. In those service arrangements where final acceptance of a system or solution by the customer is required, revenue is deferred until all acceptance criteria have been met. Revenues on cost reimbursable contracts are recognized by applying an estimated factor to costs as incurred, determined by the contract provisions and prior experience. Revenues on unit-price contracts are recognized at the contractual selling prices as work is completed and accepted by the customer. Revenues on time and material contracts are recognized at the contractual rates as the labor hours and direct expenses are incurred.

Xerox 2012 Form 10-K

Revenues on certain fixed price contracts where we provide system development and implementation services are recognized over the contract term based on the percentage of development and implementation services that are provided during the period compared with the total estimated development and implementation services to be provided over the entire contract using the percentage-of-completion accounting methodology. These services require that we perform significant, extensive and complex design, development, modification or implementation of our customers' systems. Performance will often extend over long periods, and our right to receive future payment depends on our future performance in accordance with the agreement.
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
In connection with our services arrangements, we incur and capitalize costs to originate these long-term contracts and to perform the migration, transition and setup activities necessary to enable us to perform under the terms of the arrangement. Certain initial direct costs of an arrangement are capitalized and amortized over the contractual service period of the arrangement to cost of services.
From time to time, we also provide inducements to customers in various forms, including contractual credits, which are capitalized and amortized as a reduction of revenue over the term of the contract. Customer-related deferred set-up/transition and inducement costs were $356 and $294 at December 31, 2012 and 2011, respectively, and the balance at December 31, 2012 is expected to be amortized over a weighted average period of approximately seven years. Amortization expense associated with customer-related contract costs at December 31, 2012 is expected to be approximately $103 in 2013.
Long-lived assets used in the fulfillment of the arrangements are capitalized and depreciated over the shorter of their useful life or the term of the contract if an asset is contract specific.
Our outsourcing services contracts may also include the sale of equipment and software. In these instances we follow the policies noted above under Equipment-related Revenue.
Other Revenue Recognition Policies

Multiple Element Arrangements: As described above, we enter into the following revenue arrangements that may consist of multiple deliverables:

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

In substantially all of our multiple element arrangements, we are able to separate the deliverables since we normally will meet both of the following criteria:

•	The delivered item(s) has value to the customer on a stand-alone basis; and

•	If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control.

Xerox 2012 Form 10-K

Consideration in a multiple-element arrangement is allocated at the inception of the arrangement to all deliverables on the basis of the relative selling price. When applying the relative selling price method, the selling price for each deliverable is primarily determined based on VSOE or third-party evidence ("TPE") of the selling price. The above noted revenue policies are then applied to each separated deliverable, as applicable.

Revenue-based taxes: We report revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions. The primary revenue-based taxes are sales tax and value-added tax ("VAT").
Other Significant Accounting Policies
Shipping and Handling
Costs related to shipping and handling are recognized as incurred and included in Cost of sales in the Consolidated Statements of Income.
Research, Development and Engineering (“RD&E”)
Research, development and engineering costs are expensed as incurred. Sustaining engineering costs are incurred with respect to on-going product improvements or environmental compliance after initial product launch. Sustaining engineering costs were $110, $108 and $128 in 2012, 2011 and 2010, respectively. Refer to Management's Discussion and Analysis, RD&E section for additional information regarding RD&E expense.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand, including money market funds, and investments with original maturities of three months or less.
Receivable Sales
We regularly sell certain portions of our receivable portfolios. Gains or losses on the sale of receivables depend, in part, on both (a) the cash proceeds and (b) the net non-cash proceeds received or paid. When we sell receivables we normally receive beneficial interests in the transferred receivables from the purchasers as part of the proceeds. We refer to these beneficial interests as a deferred purchase price. The beneficial interests obtained are initially measured at their fair value. We generally estimate fair value based on the present value of expected future cash flows, which are calculated using management's best estimates of the key assumptions including credit losses, prepayment rate and discount rates commensurate with the risks involved. Refer to Note 4 - Accounts Receivable, Net and Note 5 - Finance Receivables, Net for more details on our receivable sales.

Inventories
Inventories are carried at the lower of average cost or market. Inventories also include equipment that is returned at the end of the lease term. Returned equipment is recorded at the lower of remaining net book value or salvage value, which normally are not significant. We regularly review inventory quantities and record a provision for excess and/or obsolete inventory based primarily on our estimated forecast of product demand, production requirements and servicing commitments. Several factors may influence the realizability of our inventories, including our decision to exit a product line, technological changes and new product development. The provision for excess and/or obsolete raw materials and equipment inventories is based primarily on near term forecasts of product demand and include consideration of new product introductions, as well as changes in remanufacturing strategies. The provision for excess and/or obsolete service parts inventory is based primarily on projected servicing requirements over the life of the related equipment populations.

Xerox 2012 Form 10-K

Land, Buildings and Equipment and Equipment on Operating Leases
Land, buildings and equipment are recorded at cost. Buildings and equipment are depreciated over their estimated useful lives. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life. Equipment on operating leases is depreciated to estimated salvage value over the lease term. Depreciation is computed using the straight-line method. Significant improvements are capitalized and maintenance and repairs are expensed. Refer to Note 6 - Inventories and Equipment on Operating Leases, Net and Note 7 - Land, Buildings, Equipment and Software, Net for further discussion.
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

We also capitalize certain costs related to the development of software solutions to be sold to our customers upon reaching technological feasibility (“Product Software”). These costs are amortized based on estimated future revenues over the estimated economic life of the software. Amounts expended for Product Software are included in Cash Flows from Operations. We perform periodic reviews to ensure that unamortized Product Software costs remain recoverable from estimated future operating profits (net realizable value or NRV). Costs to support or service licensed software are charged to Costs of services as incurred.

Refer to Note 7 - Land,Buildings, Equipment and Software, Net for further information.
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

When testing goodwill for impairment, we may assess qualitative factors for some or all of our reporting units to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, we may bypass this qualitative assessment for some or all of our reporting units and perform a detailed quantitative test of impairment (step 1). If we perform the detailed quantitative impairment test and the carrying amount of the reporting unit exceeds its fair value, we would perform an analysis (step 2) to measure such impairment. In 2012, we elected to proceed to the quantitative assessment of the recoverability of our goodwill balances for each of our reporting units in performing our annual impairment test. Based on our quantitative assessments, we concluded that the fair values of each of our reporting units exceeded their carrying values and no impairments were identified.

Xerox 2012 Form 10-K

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

Refer to Note 9 - Goodwill and Intangible Assets, Net for further information.
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
For purposes of determining the expected return on plan assets, we utilize a market-related value approach in determining the value of the pension plan assets, rather than a fair market value approach. The primary difference between the two methods relates to systematic recognition of changes in fair value over time (generally two years) versus immediate recognition of changes in fair value. Our expected rate of return on plan assets is applied to the market-related asset value to determine the amount of the expected return on plan assets to be used in the determination of the net periodic pension cost. The market-related value approach reduces the volatility in net periodic pension cost that would result from using the fair market value approach.
The discount rate is used to present value our future anticipated benefit obligations. The discount rate reflects the current rate at which benefit liabilities could be effectively settled considering the timing of expected payments for plan participants. In estimating our discount rate, we consider rates of return on high-quality fixed-income investments adjusted to eliminate the effects of call provisions, as well as the expected timing of pension and other benefit payments.

Xerox 2012 Form 10-K

Each year, the difference between the actual return on plan assets and the expected return on plan assets as well as increases or decreases in the benefit obligation as a result of changes in the discount rate and other actuarial assumptions, are added to or subtracted from any cumulative actuarial gain or loss from prior years. This amount is the net actuarial gain or loss recognized in Accumulated other comprehensive loss. We amortize net actuarial gains and losses as a component of net pension cost for a year if, as of the beginning of the year, that net gain or loss (excluding asset gains or losses that have not been recognized in market-related value) exceeds 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets (the "corridor" method). This determination is made on a plan-by-plan basis. If amortization is required for a particular plan, we amortize the applicable net gain or loss in excess of the 10 percent threshold on a straight-line basis in net periodic pension cost over the remaining service period of the employees participating in that pension plan. In plans where substantially all participants are inactive, the amortization period for the excess is the average remaining life expectancy of the plan participants.
Our primary domestic plans allow participants the option of settling their vested benefits through either the receipt of a lump-sum payment or the purchase of a non-participating annuity contract with an insurance company. Under either option the participant's vested benefit is considered fully settled upon payment of the lump-sum or the purchase of the annuity. We have elected to apply settlement accounting and therefore we recognize the losses associated with settlements in this plan immediately upon the settlement of the vested benefits. Settlement accounting requires us to recognize a pro rata portion of the aggregate unamortized net actuarial losses upon settlement. The pro rata factor is computed as the percentage reduction in the projected benefit obligation due to the settlement of the participant's vested benefit.
Refer to Note 15 - Employee Benefit Plans for further information regarding our Pension and Post-Retirement Benefit Obligations.
Foreign Currency Translation and Re-measurement
The functional currency for most foreign operations is the local currency. Net assets are translated at current rates of exchange and income, expense and cash flow items are translated at average exchange rates for the applicable period. The translation adjustments are recorded in Accumulated other comprehensive loss.

The U.S. Dollar is used as the functional currency for certain foreign subsidiaries that conduct their business in U.S. Dollars. A combination of current and historical exchange rates is used in re-measuring the local currency transactions of these subsidiaries and the resulting exchange adjustments are recorded in Currency (gains) and losses within Other expenses, net together with other foreign currency remeasurments.

Note 2 – Segment Reporting
Our reportable segments are aligned with how we manage the business and view the markets we serve. We report our financial performance based on the following two primary reportable segments – Services and Document Technology. Our Services segment operations involve delivery of a broad range of services including business process, document and IT outsourcing. Our Document Technology segment includes the sale and support of a broad range of document systems from entry level to high-end.
The Services segment is comprised of three outsourcing service offerings:

•	Business Process Outsourcing ("BPO")

•	Document Outsourcing (which includes Managed Print Services) ("DO")

•	Information Technology Outsourcing ("ITO")

Xerox 2012 Form 10-K

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
Our Document Technology segment is centered on strategic product groups, which share common technology, manufacturing and product platforms. This segment includes the sale of document systems and supplies, technical services and product financing. Our products range from:

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
The segment classified as Other includes several units, none of which meet the thresholds for separate segment reporting. This group primarily includes Global Paper and Supplies Distribution Group (predominantly paper sales), licensing revenues, GIS network integration solutions and electronic presentation systems and non-allocated Corporate items including non-financing interest, as well as other items included in Other expenses, net.

Xerox 2012 Form 10-K

Selected financial information for our Operating segments was as follows:

	Years Ended December 31,
	Services	Document Technology	Other	Total
2012 (1)
Revenue	$11,453	$8,951	$1,389	$21,793
Finance income	75	511	11	597
Total Segment Revenue	$11,528	$9,462	$1,400	$22,390
Interest expense	22	172	234	428
Segment profit (loss)(2)	1,173	1,065	(241)	1,997
Equity in net income of unconsolidated affiliates	30	122	—	152

2011 (1)
Revenue	$10,754	$9,722	$1,518	$21,994
Finance income	83	537	12	632
Total Segment Revenue	$10,837	$10,259	$1,530	$22,626
Interest expense	$25	$202	$251	$478
Segment profit (loss)(2)	1,207	1,140	(255)	2,092
Equity in net income of unconsolidated affiliates	31	118	—	149

2010 (1)
Revenue	$9,548	$9,790	$1,635	$20,973
Finance income	89	559	12	660
Total Segment Revenue	$9,637	$10,349	$1,647	$21,633
Interest expense	$28	$212	$352	$592
Segment profit (loss)(2)	1,132	1,085	(342)	1,875
Equity in net income of unconsolidated affiliates	16	62	—	78
____________________________

(1)	Asset information on a segment basis is not disclosed as this information is not separately identified and internally reported to our chief executive officer.

(2)
Depreciation and amortization expense, which is recorded in Cost of Sales, Services, RD&E and SAG are included in segment profit above. This information is neither identified nor internally reported to our chief executive officer. The separate identification of this information for purposes of segment disclosure is impracticable, as it is not readily available and the cost to develop it would be excessive.

Xerox 2012 Form 10-K

The following is a reconciliation of segment profit to pre-tax income:

	Years Ended December 31,
Segment Profit Reconciliation to Pre-tax Income	2012	2011	2010
Total Segment Profit	$1,997	$2,092	$1,875
Reconciling items:
Restructuring and asset impairment charges	(153)	(33)	(483)
Restructuring charges of Fuji Xerox	(16)	(19)	(38)
Acquisition-related costs	—	—	(77)
Amortization of intangible assets	(328)	(398)	(312)
Venezuelan devaluation costs	—	—	(21)
ACS shareholders' litigation settlement	—	—	(36)
Loss on early extinguishment of liability and debt	—	(33)	(15)
Equity in net income of unconsolidated affiliates	(152)	(149)	(78)
Curtailment gain	—	107	—
Other	—	(2)	—
Pre-tax Income	$1,348	$1,565	$815
Geographic area data is based upon the location of the subsidiary reporting the revenue or long-lived assets and is as follows for the three years ended December 31, 2012:

	Revenues			Long-Lived Assets (1)
	2012	2011	2010	2012	2011	2010
United States	$14,701	$14,493	$13,801	$1,966	$1,894	$1,764
Europe	5,111	5,557	5,332	784	776	741
Other areas	2,578	2,576	2,500	262	276	309
Total Revenues and Long-Lived Assets	$22,390	$22,626	$21,633	$3,012	$2,946	$2,814
___________________________

(1)	Long-lived assets are comprised of (i) land, buildings and equipment, net, (ii) equipment on operating leases, net, (iii) internal use software, net and (iv) product software, net.

Note 3 – Acquisitions

2012 Acquisitions
In July 2012, we acquired Wireless Data Services, Ltd. ("WDS"), a provider of technical support, knowledge management and related consulting to the world's largest wireless telecommunication brands for approximately $95 (£60 million) in cash. Based in the U.K., WDS's expertise in the telecommunications industry strengthens our broad portfolio of customer care solutions.
In February 2012, we acquired R.K. Dixon, a leading provider of IT services, copiers, printers and managed print services for approximately $58 in cash. The acquisition furthers our coverage of central Illinois and eastern Iowa, building on our strategy to create a nationwide network of locally-based companies focused on customers' needs to improve performance through efficiencies.
Our Document Technology segment also acquired three additional businesses in 2012 for a total of $62 in cash as part of our strategy of increasing our U.S. distribution network primarily for small and mid-size businesses. Our Services segment acquired four additional businesses in 2012 for a total of $61 in cash, primarily related to customer care and software to support our BPO service offerings.

Xerox 2012 Form 10-K

2012 Summary
All of our 2012 acquisitions reflected 100% ownership of the acquired companies. The operating results of the acquisitions described above are not material to our financial statements and are included within our results from the respective acquisition dates. WDS is included within our Services segment while the acquisition of R.K. Dixon is included within our Document Technology segment. Our 2012 acquisitions contributed aggregate revenues of approximately $162 to our 2012 total revenues from their respective acquisition dates. The purchase prices for all acquisitions were primarily allocated to intangible assets and goodwill based on third-party valuations and management's estimates. The primary elements that generated the goodwill are the value of synergies and the acquired assembled workforce. Approximately 50% of the goodwill recorded in 2012 is expected to be deductible for tax purposes. Refer to Note 9 - Goodwill and Intangible Assets, Net for additional information.

The following table summarizes the purchase price allocations for our 2012 acquisitions as of the acquisition dates:

	Weighted-Average Life (Years)	Total 2012 Acquisitions
Accounts/finance receivables		$51
Intangible assets:
Customer relationships	8	40
Trademarks	19	22
Non-compete agreements	4	5
Software	5	10
Goodwill		184
Other assets		29
Total Assets Acquired		341
Liabilities assumed		(65)
Total Purchase Price		$276
2011 and 2010 Acquisitions
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

Xerox 2012 Form 10-K

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

Our Document Technology segment also acquired seven additional business in 2011 and two additional business in 2010 for $21 and $50, respectively, in cash as part of our strategy of increasing our distribution network for small and mid-size businesses. Our Services segment acquired three additional businesses in 2011 and one additional business in 2010 for $25 and $12, respectively, in cash primarily related to software to support our BPO service offerings.

Summary - 2011 and 2010 Acquisitions
All of our 2011 and 2010 acquisitions reflected 100% ownership of the acquired companies. The operating results of the 2011 and 2010 acquisitions described above were not material to our financial statements and were included within our results from the respective acquisition dates. Breakaway, Symcor, ESM, Unamic/HCN, TMS and EHRO were included within our Services segment while the acquisitions of MBM and Concept Group were primarily included within our Document Technology segment. The purchase price for all acquisitions, except Symcor, were primarily allocated to intangible assets and goodwill based on third-party valuations and management's estimates. Refer to Note 9 - Goodwill and Intangible Assets, Net for additional information. Our 2011 acquisitions contributed aggregate revenues from their respective acquisition dates of approximately $397 and $177 to our 2012 and 2011 total revenues, respectively. Excluding ACS, our 2010 acquisitions contributed aggregate revenues from their respective acquisition dates of approximately $323, $318 and $140 to our 2012, 2011 and 2010 total revenues, respectively.

Contingent Consideration
In connection with certain acquisitions, we are obligated to make contingent payments if specified contractual performance targets are achieved. Contingent consideration obligations are recorded at their respective fair value. As of December 31, 2012, the maximum aggregate amount of outstanding contingent obligations to former owners of acquired entities was approximately $55, of which $32 was accrued representing the estimated fair value of this obligation.

Xerox 2012 Form 10-K

Affiliated Computer Services, Inc. ("ACS")
In February 2010, we acquired ACS in a cash-and-stock transaction valued at approximately $6.5 billion. Each outstanding share of ACS common stock was converted into a combination of 4.935 shares of Xerox common stock and $18.60 in cash. We also issued convertible preferred stock with a fair value of $349 and stock options valued at $222. Refer to Note 18 - Preferred Stock and Note 19 - Shareholders' Equity for additional information regarding the issuance of preferred stock and stock options, respectively. In addition, we repaid $1.7 billion of ACS’s debt and assumed an additional $0.6 billion of debt. The total aggregate purchase price was $8.8 billion.

The transaction was accounted for using the acquisition method of accounting which requires, among other things, that most assets acquired and liabilities assumed are recognized at their fair values as of the acquisition date. The acquisition of ACS resulted in recognized Goodwill of $5.1 billion and Intangible assets of $3.0 billion. The operating results of ACS are included in our Services segment from February 6, 2010. Had we acquired ACS on January 1, 2010, full year 2010 revenues, net income and diluted EPS would have been $22,252, $592 and $0.41, respectively.

Note 4 – Accounts Receivable, Net

Accounts receivable, net were as follows:

	December 31,
	2012	2011
Amounts billed or billable	$2,639	$2,307
Unbilled amounts	335	395
Allowance for doubtful accounts	(108)	(102)
Accounts Receivable, Net	$2,866	$2,600

Unbilled amounts include amounts associated with percentage-of-completion accounting and other earned revenues not currently billable due to contractual provisions. Amounts to be invoiced in the subsequent month for current services provided are included in amounts billable, and at December 31, 2012 and 2011 were approximately $1,049 and $963, respectively.

We perform ongoing credit evaluations of our customers and adjust credit limits based upon customer payment history and current creditworthiness. The allowance for uncollectible accounts receivables is determined principally on the basis of past collection experience as well as consideration of current economic conditions and changes in our customer collection trends.
Accounts Receivable Sales Arrangements
Accounts receivable sales arrangements are utilized in the normal course of business as part of our cash and liquidity management. We have facilities in the U.S., Canada and several countries in Europe that enable us to sell certain accounts receivable without recourse to third-parties. The accounts receivables sold are generally short-term trade receivables with payment due dates of less than 60 days.
All of our arrangements involve the sale of our entire interest in groups of accounts receivable for cash. In most instances a portion of the sales proceeds are held back by the purchaser and payment is deferred until collection of the related receivables sold. Such holdbacks are not considered legal securities nor are they certificated. We report collections on such receivables as operating cash flows in the Consolidated Statements of Cash Flows because such receivables are the result of an operating activity and the associated interest rate risk is de minimis due to their short-term nature. Our risk of loss following the sales of accounts receivable is limited to the outstanding deferred purchase price receivable. These receivables are included in the caption “Other current assets” in the accompanying Consolidated Balance Sheets and were $116 and $97 at December 31, 2012 and 2011, respectively.

Xerox 2012 Form 10-K

Under most of the agreements, we continue to service the sold accounts receivable. When applicable, a servicing liability is recorded for the estimated fair value of the servicing. The amounts associated with the servicing liability were not material.
Of the accounts receivables sold and derecognized from our balance sheet, $766 and $815 remained uncollected as of December 31, 2012 and 2011, respectively. Accounts receivable sales were as follows:

	Year Ended December 31,
	2012	2011	2010
Accounts receivable sales	$3,699	$3,218	$2,374
Deferred proceeds	639	386	307
Loss on sale of accounts receivables	21	20	15
Estimated (decrease) increase to operating cash flows(1)	(78)	133	106
_____________________________

(1)
Represents the difference between current and prior year fourth quarter receivable sales adjusted for the effects of: (i) the deferred proceeds, (ii) collections prior to the end of the year and (iii) currency.

Note 5 – Finance Receivables, Net

Finance receivables include sales-type leases, direct financing leases and installment loans arising from the marketing of our equipment. These receivables are typically collateralized by a security interest in the underlying assets. Finance receivables, net were as follows:

	December 31,
	2012	2011
Gross receivables	$6,290	$7,583
Unearned income	(809)	(1,027)
Subtotal	5,481	6,556
Residual values	2	7
Allowance for doubtful accounts	(170)	(201)
Finance Receivables, Net	5,313	6,362
Less: Billed portion of finance receivables, net	152	166
Less: Current portion of finance receivables not billed, net	1,836	2,165
Finance Receivables Due After One Year, Net	$3,325	$4,031
Contractual maturities of our gross finance receivables as of December 31, 2012 were as follows (including those already billed of $152):

2013	2014	2015	2016	2017	Thereafter	Total
$2,353	$1,753	$1,234	$680	$242	$28	$6,290

Xerox 2012 Form 10-K

Sale of Finance Receivables
In 2012, we sold our entire interest in two separate portfolios of U.S. finance receivables from our Document Technology segment with a combined net carrying value of $682 (net of an allowance of $18) to a third-party financial institution for cash proceeds of $630 and beneficial interests from the purchaser of $101. The lease contracts, including associated service and supply elements, were initially sold to wholly-owned consolidated bankruptcy-remote limited purpose subsidiaries which in turn sold the principal and interest portions of such contracts to the third-party financial institution (the “ultimate purchaser”). As of December 31, 2012, the net carrying value of the receivables sold and derecognized from our balance sheet was $647.
A pre-tax gain of $44 was recognized on these sales and is net of fees and expenses of approximately $5. The gain was reported in Finance income in Document Technology segment revenues. We continue to service the sold receivables for which we receive a 1% servicing fee. We have concluded that the 1% servicing fee (approximately $12 over the expected life of the associated receivables) is adequate compensation and, accordingly, no servicing asset or liability was recorded.
The beneficial interests represent our right to receive future cash flows from the sold receivables which exceed the ultimate purchaser's initial investment and associated return on that investment as well as the servicing fee. The beneficial interests were initially recognized at an estimate of fair value based on the present value of the expected future cash flows. The present value of the expected future cash flows was calculated using management's best estimate of key assumptions including credit losses, prepayment rates and an appropriate risk adjusted discount rate (all unobservable Level 3 inputs) for which we utilized annualized rates of approximately 2.1%, 9.3% and 10.0%, respectively. These assumptions are supported by both our historical experience and anticipated trends relative to the particular portfolios of receivables sold. However, to assess the sensitivity on the fair value of the beneficial interests, we adjusted the credit loss rate, prepayment rate and discount rate assumptions individually by 10% and 20% while holding the other assumptions constant. Although the effect of multiple assumption changes was not considered in this analysis, a 10% or 20% adverse variation in any one of these three individual assumptions would each decrease the recorded beneficial interests by approximately $4 or less.
The ultimate purchaser has no recourse to our other assets for the failure of customers to pay principal and interest when due beyond our beneficial interests of which $35 and $68 is included in “Other current assets” and “Other long-term assets”, respectively, in the accompanying Consolidated Balance Sheets at December 31, 2012. The beneficial interests are held by the bankruptcy-remote subsidiaries and therefore are not available to satisfy any of our creditor obligations. We will report collections on the beneficial interests as operating cash flows in the Consolidated Statements of Cash Flows because such beneficial interests are the result of an operating activity and the associated interest rate risk is de minimis considering their weighted average lives of less than 2 years.
Allowance for Credit Losses and Credit Quality
Our finance receivable portfolios are primarily in the U.S., Canada and Western Europe. We generally establish customer credit limits and estimate the allowance for credit losses on a country or geographic basis. We establish credit limits based upon an initial evaluation of the customer's credit quality and adjust that limit accordingly based upon ongoing credit assessments of the customer, including payment history and changes in credit quality.
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

Xerox 2012 Form 10-K

Since our allowance for doubtful finance receivables is determined by country, the risk characteristics in our finance receivable portfolio segments will generally be consistent with the risk factors associated with the economies of those countries/regions. Loss rates declined in both the U.S. and Canada reflecting the effects of improved collections in those countries during 2011 and 2012 . Since Europe is comprised of various countries and regional economies, the risk profile within our European portfolio segment is somewhat more diversified due to the varying economic conditions among the countries. Charge-offs in Europe were flat in 2012 as compared to the prior years reflecting a stabilization of the credit issues noted in 2011. Loss rates peaked in 2011 as a result of the European economic challenges particularly for those countries in the southern region.

The following table is a rollforward of the allowance for doubtful finance receivables as well as the related investment in finance receivables:

	United States	Canada	Europe	Other(3)	Total
Allowance for Credit Losses:
Balance at December 31, 2010	$91	$37	$81	$3	$212
Provision	15	11	74	—	100
Charge-offs	(31)	(17)	(59)	(1)	(108)
Recoveries and other(1)	—	2	(5)	—	(3)
Balance at December 31, 2011	75	33	91	2	201
Provision	11	9	52	3	75
Charge-offs	(21)	(15)	(59)	(2)	(97)
Recoveries and other(1)	3	4	1	1	9
Sale of finance receivables	(18)	—	—	—	(18)
Balance at December 31, 2012	$50	$31	$85	$4	$170
Finance Receivables Collectively Evaluated for Impairment:
December 31, 2011(2)	$2,993	$825	$2,630	$108	$6,556
December 31, 2012(2)	$2,012	$801	$2,474	$194	$5,481
 _____________________________

(1)	Includes the impacts of foreign currency translation and adjustments to reserves necessary to reflect events of non-payment such as customer accommodations and contract terminations.

(2)	Total Finance receivables exclude residual values of $2 and $7 and the allowance for credit losses of $170 and $201 at December 31, 2012 and 2011, respectively.

(3)	Includes developing market countries and smaller units.

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
We evaluate our customers based on the following credit quality indicators:

•
Investment grade: This rating includes accounts with excellent to good business credit, asset quality and the capacity to meet financial obligations. These customers are less susceptible to adverse effects due to shifts in economic conditions or changes in circumstance. The rating generally equates to a Standard & Poors ("S&P") rating of BBB- or better. Loss rates in this category are normally minimal at less than 1%.

Xerox 2012 Form 10-K

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

Credit quality indicators are updated at least annually, and the credit quality of any given customer can change during the life of the portfolio. Details about our finance receivables portfolio based on industry and credit quality indicators are as follows:

	December 31, 2012
	Investment Grade	Non-investment Grade	Substandard	Total Finance Receivables
Finance and other services	$252	$147	$59	$458
Government and Education	750	15	4	769
Graphic arts	92	90	137	319
Industrial	115	31	17	163
Healthcare	109	37	14	160
Other	70	39	34	143
Total United States	1,388	359	265	2,012
Finance and other services	151	116	40	307
Government and education	117	10	2	129
Graphic arts	37	34	30	101
Industrial	66	40	29	135
Other	75	43	11	129
Total Canada	446	243	112	801
France	274	294	134	702
U.K./Ireland	215	155	50	420
Central(1)	315	445	56	816
Southern(2)	139	230	73	442
Nordics(3)	49	36	9	94
Total Europe	992	1,160	322	2,474
Other	148	39	7	194
Total	$2,974	$1,801	$706	$5,481
____________________________

(1)	Switzerland, Germany, Austria, Belgium and Holland.

(2)	Italy, Greece, Spain and Portugal.

(3)	Sweden, Norway, Denmark and Finland.

Xerox 2012 Form 10-K

	December 31, 2011
	Investment Grade	Non-investment Grade	Substandard	Total Finance Receivables
Finance and other services	$349	$380	$160	$889
Government and education	821	20	4	845
Graphic arts	126	200	172	498
Industrial	180	83	32	295
Healthcare	130	42	28	200
Other	97	93	76	266
Total United States	1,703	818	472	2,993
Finance and other services	153	118	51	322
Government and education	121	9	4	134
Graphic arts	36	39	35	110
Industrial	56	41	34	131
Other	74	42	12	128
Total Canada	440	249	136	825
France	246	354	92	692
U.K./Ireland	201	162	54	417
Central(1)	330	494	57	881
Southern(2)	219	256	63	538
Nordics(3)	60	39	3	102
Total Europe	1,056	1,305	269	2,630
Other	75	26	7	108
Total	$3,274	$2,398	$884	$6,556
____________________________

(1)	Switzerland, Germany, Austria, Belgium and Holland.

(2)	Italy, Greece, Spain and Portugal.
Sweden, Norway, Denmark and Finland.

The aging of our receivables portfolio is based upon the number of days an invoice is past due. Receivables that are more than 90 days past due are considered delinquent. Receivable losses are charged against the allowance when management believes the uncollectibility of the receivable is confirmed and is generally based on individual credit evaluations, results of collection efforts and specific circumstances of the customer. Subsequent recoveries, if any, are credited to the allowance.

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

Xerox 2012 Form 10-K

	December 31, 2012
	Current	31-90 Days Past Due	>90 Days Past Due	Total Billed Finance Receivables	Unbilled Finance Receivables	Total Finance Receivables	Finance Receivables >90 Days and Accruing
Finance and other services	$12	$3	$2	$17	$441	$458	$18
Government and education	21	5	3	29	740	769	42
Graphic arts	16	1	1	18	301	319	12
Industrial	5	2	1	8	155	163	6
Healthcare	6	2	1	9	151	160	9
Other	5	1	1	7	136	143	6
Total United States	65	14	9	88	1,924	2,012	93
Canada	2	3	2	7	794	801	30
France	—	5	1	6	696	702	22
U.K./Ireland	2	—	2	4	416	420	2
Central(1)	3	2	4	9	807	816	30
Southern(2)	20	8	14	42	400	442	72
Nordics(3)	1	—	—	1	93	94	—
Total Europe	26	15	21	62	2,412	2,474	126
Other	2	1	—	3	191	194	—
Total	$95	$33	$32	$160	$5,321	$5,481	$249

	December 31, 2011
	Current	31-90 Days Past Due	>90 Days Past Due	Total Billed Finance Receivables	Unbilled Finance Receivables	Total Finance Receivables	Finance Receivables >90 Days and Accruing
Finance and other services	$18	$4	$1	$23	$866	$889	$15
Government and education	21	5	2	28	817	845	29
Graphic arts	16	2	1	19	479	498	7
Industrial	7	2	1	10	285	295	6
Healthcare	5	2	—	7	193	200	5
Other	8	1	—	9	257	266	4
Total United States	75	16	5	96	2,897	2,993	66
Canada	3	2	1	6	819	825	27
France	1	1	1	3	689	692	16
U.K./Ireland	3	2	3	8	409	417	4
Central(1)	7	2	3	12	869	881	46
Southern(2)	31	4	13	48	490	538	82
Nordics(3)	1	—	—	1	101	102	—
Total Europe	43	9	20	72	2,558	2,630	148
Other	2	1	—	3	105	108	—
Total	$123	$28	$26	$177	$6,379	$6,556	$241
 _____________________________

(1)	Switzerland, Germany, Austria, Belgium and Holland.

(2)	Italy, Greece, Spain and Portugal.

(3)	Sweden, Norway, Denmark and Finland.

Xerox 2012 Form 10-K

Note 6 – Inventories and Equipment on Operating Leases, Net
The following is a summary of Inventories by major category:

	December 31,
	2012	2011
Finished goods	$844	$866
Work-in-process	61	58
Raw materials	106	97
Total Inventories	$1,011	$1,021
The transfer of equipment from our inventories to equipment subject to an operating lease is presented in our Consolidated Statements of Cash Flows in the operating activities section. Equipment on operating leases and similar arrangements consists of our equipment rented to customers and depreciated to estimated salvage value at the end of the lease term. We recorded $30, $39 and $31 in inventory write-down charges for the years ended December 31, 2012, 2011 and 2010, respectively.
Equipment on operating leases and the related accumulated depreciation were as follows:

	December 31,
	2012	2011
Equipment on operating leases	$1,533	$1,556
Accumulated depreciation	(998)	(1,023)
Equipment on Operating Leases, Net	$535	$533
Depreciable lives generally vary from three to four years consistent with our planned and historical usage of the equipment subject to operating leases. Depreciation and obsolescence expense for equipment on operating leases was $279, $294 and $313 for the years ended December 31, 2012, 2011 and 2010, respectively. Our equipment operating lease terms vary, generally from one to three years. Scheduled minimum future rental revenues on operating leases with original terms of one year or longer are:

2013	2014	2015	2016	2017	Thereafter
$397	$285	$177	$103	$46	$15

Total contingent rentals on operating leases, consisting principally of usage charges in excess of minimum contracted amounts, for the years ended December 31, 2012, 2011 and 2010 amounted to $158, $154 and $133, respectively.

Xerox 2012 Form 10-K

Note 7 - Land, Buildings, Equipment and Software, Net
Land, buildings and equipment, net were as follows:

		December 31,
	Estimated Useful Lives (Years)	2012	2011
Land		$61	$60
Buildings and building equipment	25 to 50	1,135	1,121
Leasehold improvements	Varies	506	461
Plant machinery	5 to 12	1,571	1,557
Office furniture and equipment	3 to 15	1,681	1,470
Other	4 to 20	83	99
Construction in progress		74	93
Subtotal		5,111	4,861
Accumulated depreciation		(3,555)	(3,249)
Land, Buildings and Equipment, Net		$1,556	$1,612
Depreciation expense and operating lease rent expense were as follows:

	Year Ended December 31,
	2012	2011	2010
Depreciation expense	$452	$405	$379
Operating lease rent expense(1)	646	681	632

_____________________________

(1)	We lease certain land, buildings and equipment, substantially all of which are accounted for as operating leases. Capital leased assets were less than $80 at December 31, 2012 and 2011, respectively.
Future minimum operating lease commitments that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2012 were as follows:

2013	2014	2015	2016	2017	Thereafter
$636	$425	$265	$157	$74	$83
Internal Use and Product Software

	Year Ended December 31,
Additions to:	2012	2011	2010
Internal use software	$125	$163	$164
Product software	107	108	70

	December 31,
Capitalized costs, net:	2012	2011
Internal use software	$577	$545
Product software	344	256

Xerox 2012 Form 10-K

Useful lives of our internal use and product software generally vary from three to ten years. Included within product software is approximately $200 of capitalized costs associated with a software system developed for use in certain of our government services businesses.

Our 2012 impairment review indicated these costs will be recoverable from estimated future operating profits.
However, since the review indicated that the excess of estimated future operating profits over capitalized costs was less than 5%; in 2013 we will continue to closely monitor any significant changes in the estimated future revenues or margins from current or potential customers. Beginning in 2013, the costs associated with this software system will be amortized over seven years.

Note 8 – Investment in Affiliates, at Equity

Investments in corporate joint ventures and other companies in which we generally have a 20% to 50% ownership interest were as follows:

	December 31,
	2012	2011
Fuji Xerox	$1,317	$1,334
All other equity investments	64	61
Investments in Affiliates, at Equity	$1,381	$1,395

Our equity in net income of our unconsolidated affiliates was as follows:

	Year Ended December 31,
	2012	2011	2010
Fuji Xerox	$139	$137	$63
Other investments	13	12	15
Total Equity in Net Income of Unconsolidated Affiliates	$152	$149	$78
Fuji Xerox
Fuji Xerox is headquartered in Tokyo and operates in Japan, China, Australia, New Zealand and other areas of the Pacific Rim. Our investment in Fuji Xerox of $1,317 at December 31, 2012, differs from our implied 25% interest in the underlying net assets, or $1,430, due primarily to our deferral of gains resulting from sales of assets by us to Fuji Xerox.

Equity in net income of Fuji Xerox is affected by certain adjustments to reflect the deferral of profit associated with intercompany sales. These adjustments may result in recorded equity income that is different from that implied by our 25% ownership interest.

Xerox 2012 Form 10-K

Condensed financial data of Fuji Xerox was as follows:

	Year Ended December 31,
	2012	2011	2010
Summary of Operations
Revenues	$12,633	$12,367	$11,276
Costs and expenses	11,783	11,464	10,659
Income before income taxes	850	903	617
Income tax expense	279	312	291
Net Income	571	591	326
Less: Net income - noncontrolling interests	6	5	5
Net Income - Fuji Xerox	$565	$586	$321
Balance Sheet
Assets:
Current assets	$5,154	$5,056	$4,884
Long-term assets	6,158	6,064	5,978
Total Assets	$11,312	$11,120	$10,862
Liabilities and Equity:
Current liabilities	$3,465	$3,772	$3,534
Long-term debt	1,185	817	1,260
Other long-term liabilities	917	700	707
Noncontrolling interests	27	25	22
Fuji Xerox shareholders' equity	5,718	5,806	5,339
Total Liabilities and Equity	$11,312	$11,120	$10,862

Yen/U.S. Dollar exchange rates used to translate are as follows:

Financial Statement	Exchange Basis	2012	2011	2010
Summary of Operations	Weighted average rate	79.89	79.61	87.64
Balance Sheet	Year-end rate	86.01	77.62	81.66

Transactions with Fuji Xerox
We receive dividends from Fuji Xerox, which are reflected as a reduction in our investment. Additionally, we have a Technology Agreement with Fuji Xerox whereby we receive royalty payments for their use of our Xerox brand trademark, as well as rights to access our patent portfolio in exchange for access to their patent portfolio. These payments are included in Outsourcing, service and rental revenues in the Consolidated Statements of Income. We also have arrangements with Fuji Xerox whereby we purchase inventory from and sell inventory to Fuji Xerox. Pricing of the transactions under these arrangements is based upon terms the Company believes to be negotiated at arm's length. Our purchase commitments with Fuji Xerox are in the normal course of business and typically have a lead time of three months. In addition, we pay Fuji Xerox and they pay us for unique research and development costs.
Transactions with Fuji Xerox were as follows:

	Year Ended December 31,
	2012	2011	2010
Dividends received from Fuji Xerox	$52	$58	$36
Royalty revenue earned	132	128	116
Inventory purchases from Fuji Xerox	2,069	2,180	2,098
Inventory sales to Fuji Xerox	147	151	147
R&D payments received from Fuji Xerox	2	2	1
R&D payments paid to Fuji Xerox	15	21	30
As of December 31, 2012 and 2011, net amounts due to Fuji Xerox were $110 and $105, respectively.

Xerox 2012 Form 10-K

Note 9 - Goodwill and Intangible Assets, Net
Goodwill
The following table presents the changes in the carrying amount of goodwill, by reportable segment:

	Year Ended December 31,
	Services	Document Technology	Total
Balance at December 31, 2009(1)	$1,295	$2,127	$3,422
Foreign currency translation	(22)	(25)	(47)
Acquisitions:
ACS	5,127	—	5,127
EHRO	77	—	77
TMS	35	—	35
IBS	—	14	14
Other	10	11	21
Balance at December 31, 2010	$6,522	$2,127	$8,649
Foreign currency translation	(28)	(6)	(34)
Acquisitions:
Unamic/HCN	43	—	43
Breakaway	33	—	33
ESM	28	—	28
Concept Group	—	26	26
MBM	—	20	20
Other	21	17	38
Balance at December 31, 2011	$6,619	$2,184	$8,803
Foreign currency translation	41	34	75
Acquisitions:
WDS	69	—	69
R.K. Dixon	—	30	30
Other	51	34	85
Balance at December 31, 2012	$6,780	$2,282	$9,062
 _____________________________

(1)	Includes the reallocation of approximately $300 of goodwill related to our Managed Print Services business from Document Technology to Services to reflect the current composition of our Segments.
Intangible Assets, Net
Net intangible assets were $2.8 billion at December 31, 2012 and approximately $2.4 billion relate to the Services segment and $0.4 billion relate to the Document Technology segment. Intangible assets were comprised of the following:

		December 31, 2012			December 31, 2011
	Weighted Average Amortization	Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Customer relationships	12 years	$3,562	$1,052	$2,510	$3,522	$751	$2,771
Distribution network	25 years	123	64	59	123	59	64
Trademarks(1)	20 years	257	59	198	238	47	191
Technology, patents and non-compete(1)	4 years	23	7	16	29	13	16
Total Intangible Assets		$3,965	$1,182	$2,783	$3,912	$870	$3,042
 _____________________________

(1)	Includes $10 and $5 of indefinite-lived assets within trademarks and technology, respectively, related to the 2010 acquisition of ACS.

Xerox 2012 Form 10-K

Amortization expense related to intangible assets was $328, $401, and $316 for the years ended December 31, 2012, 2011 and 2010, respectively. Amortization expense for 2011 includes $52 for the accelerated write-off of the ACS trade name as a result of the fourth quarter 2011 decision to discontinue its use and transition our services business to the “Xerox Business Services” trade name.

Excluding the impact of additional acquisitions, amortization expense is expected to approximate $333 in 2013 and 2014, and $328 in years 2015 through 2017.

Note 10 – Restructuring and Asset Impairment Charges

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

Costs associated with restructuring, including employee severance and lease termination costs are generally recognized when it has been determined that a liability has been incurred, which is generally upon communication to the affected employees or exit from the leased facility, respectively. In those geographies where we have either a formal severance plan or a history of consistently providing severance benefits representing a substantive plan, we recognize employee severance costs when they are both probable and reasonably estimable.

A summary of our restructuring program activity during the three years ended December 31, 2012 is as follows:

	Severance and Related Costs	Lease Cancellation and Other Costs	Asset Impairments(1)	Total
Balance at December 31, 2009	$54	$20	$—	$74
Restructuring provision	470	28	26	524
Reversals of prior accruals	(32)	(9)	—	(41)
Net current period charges(2)	438	19	26	483
Charges against reserve and currency	(194)	(14)	(26)	(234)
Balance at December 31, 2010	298	25	—	323
Restructuring provision	98	1	5	104
Reversals of prior accruals	(65)	(6)	—	(71)
Net current period charges(2)	33	(5)	5	33
Charges against reserve and currency	(215)	(13)	(5)	(233)
Balance at December 31, 2011	116	7	—	123
Restructuring provision	160	5	2	167
Reversals of prior accruals	(13)	—	(1)	(14)
Net current period charges(2)	147	5	1	153
Charges against reserve and currency	(140)	(5)	(1)	(146)
Balance at December 31, 2012	$123	$7	$—	$130
 _____________________________

(1)	Charges associated with asset impairments represent the write-down of the related assets to their new cost basis and are recorded concurrently with the recognition of the provision.

(2)	Represents amount recognized within the Consolidated Statements of Income for the years shown.

The following table summarizes the reconciliation to the Consolidated Statements of Cash Flows:

Xerox 2012 Form 10-K

	Year Ended December 31,
	2012	2011	2010
Charges against reserve	$(146)	$(233)	$(234)
Asset impairment	1	5	26
Effects of foreign currency and other non-cash items	1	10	(5)
Restructuring Cash Payments	$(144)	$(218)	$(213)

The following table summarizes the total amount of costs incurred in connection with these restructuring programs by segment:

	Year Ended December 31,
	2012	2011	2010
Services	$71	$12	$104
Document Technology	82	23	325
Other	—	(2)	54
Total Net Restructuring Charges	$153	$33	$483

Refer to the "Restructuring and Asset Impairment Charges" section of our MD&A for additional discussion of net restructuring charges for the three years ended December 31, 2012.

Xerox 2012 Form 10-K

Note 11 - Supplementary Financial Information
The components of other current and long-term assets and liabilities were as follows:

	December 31,
	2012	2011
Other Current Assets
Deferred taxes and income taxes receivable	$296	$261
Royalties, license fees and software maintenance	165	143
Restricted cash	151	97
Prepaid expenses	143	147
Derivative instruments	11	58
Deferred purchase price from sales of accounts receivables	116	97
Beneficial interests - sales of finance receivables	35	—
Advances and deposits	29	28
Other	216	227
Total Other Current Assets	$1,162	$1,058
Other Current Liabilities
Deferred taxes and income taxes payable	$105	$83
Other taxes payable	170	150
Interest payable	83	84
Restructuring reserves	122	116
Derivative instruments	82	31
Product warranties	13	15
Dividends payable	69	74
Distributor and reseller rebates/commissions	117	112
Servicer liabilities	146	88
Other	869	878
Total Other Current Liabilities	$1,776	$1,631
Other Long-term Assets
Prepaid pension costs	$35	$76
Net investment in discontinued operations	190	204
Internal use software, net	577	545
Product software, net	344	256
Restricted cash	214	246
Debt issuance costs, net	37	38
Customer contract costs, net	356	294
Beneficial interests - sales of finance receivables	68	—
Deferred compensation plan investments	100	92
Other	416	365
Total Other Long-term Assets	$2,337	$2,116
Other Long-term Liabilities
Deferred and other tax liabilities	$262	$290
Environmental reserves	14	16
Unearned income	134	82
Restructuring reserves	8	7
Other	360	466
Total Other Long-term Liabilities	$778	$861

Xerox 2012 Form 10-K

Restricted Cash and Investments
As more fully discussed in Note 17 - Contingencies and Litigation, various litigation matters in Brazil require us to make cash deposits to escrow as a condition of continuing the litigation. In addition, as more fully discussed in Note 4 - Accounts Receivable, Net and Note 5 - Finance Receivables, Net, we continue to service the receivables sold under most of our receivable sale agreements. As servicer, we may collect cash related to sold receivables prior to month-end that will be remitted to the purchaser the following month. Since we are acting on behalf of the purchaser in our capacity as servicer, such cash collected is reported as restricted cash. Restricted cash amounts are classified in our Consolidated Balance Sheets based on when the cash will be contractually or judicially released.

Restricted cash amounts were as follows:

	December 31,
	2012	2011
Tax and labor litigation deposits in Brazil	$211	$240
Escrow and cash collections related to receivable sales	146	88
Other restricted cash	8	15
Total Restricted Cash and Investments	$365	$343

Net Investment in Discontinued Operations
At December 31, 2012, our net investment in discontinued operations primarily consisted of a $208 performance-based instrument relating to the 1997 sale of The Resolution Group (“TRG”) net of remaining net liabilities associated with our discontinued operations of $18. The recovery of the performance-based instrument is dependent on the sufficiency of TRG's available cash flows, as guaranteed by TRG's ultimate parent, which are expected to be recovered in annual cash distributions through 2017. The performance-based instrument is pledged as security for our future funding obligations to our U.K. Pension Plan for salaried employees.

Note 12 – Debt

Short-term borrowings were as follows:

	December 31,
	2012	2011
Commercial paper	$—	$100
Current maturities of long-term debt	1,042	1,445
Total Short-term Debt	$1,042	$1,545

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

Xerox 2012 Form 10-K

Long-term debt was as follows:

	December 31,
	Weighted Average Interest Rates at December 31, 2012(2)	2012	2011
Xerox Corporation
Senior Notes due 2012	—%	—	1,100
Senior Notes due 2013	5.65%	400	400
Floating Rate Notes due 2013	1.71%	600	—
Convertible Notes due 2014	9.00%	19	19
Senior Notes due 2014	8.25%	750	750
Floating Rate Notes due 2014	1.13%	300	300
Senior Notes due 2015	4.29%	1,000	1,000
Notes due 2016	7.20%	250	250
Senior Notes due 2016	6.48%	700	700
Senior Notes due 2017	6.83%	500	500
Senior Notes due 2017	2.98%	500	—
Notes due 2018	0.57%	1	1
Senior Notes due 2018	6.37%	1,000	1,000
Senior Notes due 2019	5.66%	650	650
Senior Notes due 2021	5.39%	1,062	700
Zero Coupon Notes due 2023	—%	—	301
Senior Notes due 2039	6.78%	350	350
Subtotal - Xerox Corporation		$8,082	$8,021
Subsidiary Companies
Senior Notes due 2015	4.25%	250	250
Borrowings secured by other assets	4.31%	77	76
Other	1.23%	1	3
Subtotal-Subsidiary Companies		$328	$329
Principal Debt Balance		8,410	8,350
Unamortized discount		(63)	(7)
Fair value adjustments(1)		142	190
Less: current maturities		(1,042)	(1,445)
Total Long-term Debt		$7,447	$7,088

 _____________________________

(1)
Fair value adjustments represent changes in the fair value of hedged debt obligations attributable to movements in benchmark interest rates. Hedge accounting requires hedged debt instruments to be reported at an amount equal to the sum of their carrying value (principal value plus/minus premiums/discounts) and any fair value adjustment.

(2)	Represents weighted average effective interest rate which includes the effect of discounts and premiums on issued debt.

Xerox 2012 Form 10-K

Scheduled principal payments due on our long-term debt for the next five years and thereafter are as follows:

2013(1)	2014	2015	2016	2017	Thereafter	Total
1,039	$1,093	$1,259	$954	$1,002	$3,063	$8,410

 _____________________________

(1)	Quarterly total debt maturities for 2013 are $12, $410, $609 and $8 for the first, second, third and fourth quarters, respectively.

Commercial Paper
We have a private placement commercial paper (“CP”) program in the U.S. under which we may issue CP up to a maximum amount of $2.0 billion outstanding at any time. Aggregate CP and Credit Facility borrowings may not exceed $2.0 billion outstanding at any time. The maturities of the CP Notes will vary, but may not exceed 390 days from the date of issue. The CP Notes are sold at a discount from par or, alternatively, sold at par and bear interest at market rates. At December 31, 2012, we did not have any CP Notes outstanding.

Credit Facility
We have a $2.0 billion unsecured revolving Credit Facility with a group of lenders which matures in 2016. The Credit Facility contains a $300 letter of credit sub-facility, and also includes an accordion feature that would allow us to increase (from time to time, with willing lenders) the overall size of the facility up to an aggregate amount not to exceed $2.75 billion. We entered into the facility in December 2011 and we have the right to request a one year extension on each of the first and second anniversary dates of this facility. No extension was requested at the first anniversary date in 2012.

The Credit Facility provides a backstop to our $2.0 billion CP program. Proceeds from any borrowings under the Credit Facility can be used to provide working capital for the Company and its subsidiaries and for general corporate purposes.

At December 31, 2012 we had no outstanding borrowings or letters of credit under the Credit Facility.

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

Borrowings under the Credit Facility bear interest at our choice, at either (a) a Base Rate as defined in our Credit Facility agreement, plus a spread that varies between 0.00% and 0.45% depending on our credit rating at the time of borrowing, or (b) LIBOR plus an all-in spread that varies between 0.90% and 1.45% depending on our credit rating at the time of borrowing. Based on our credit rating as of December 31, 2012, the applicable all-in spreads for the Base Rate and LIBOR borrowing were 0.175% and 1.175%, respectively.

An annual facility fee is payable to each participator in the Credit Facility at a rate that varies between 0.10% and 0.30% depending on our credit rating. Based on our credit rating as of December 31, 2012, the applicable rate is 0.20%.

Xerox 2012 Form 10-K

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

Capital Market Activity

Refer to the "Capital Market Activity" section in our Capital Resources and Liquidity section of the MDA for a discussion of 2012 Capital Market activity.
Interest
Interest paid on our short-term and long-term debt amounted to $462, $538 and $586 for the years ended December 31, 2012, 2011 and 2010, respectively.

Interest expense and interest income was as follows:

	Year Ended December 31,
	2012	2011	2010
Interest expense(1)	$428	$478	$592
Interest income(2)	610	653	679

 _____________________________

(1)	Includes Equipment financing interest expense, as well as non-financing interest expense included in Other expenses, net in the Consolidated Statements of Income.

(2)	Includes Finance income, as well as other interest income that is included in Other expenses, net in the Consolidated Statements of Income.
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
Net (Payments) Proceeds on Debt
Net (payments) proceeds on debt as shown on the Consolidated Statements of Cash Flows was as follows:

	Year Ended December 31,
	2012	2011	2010
Net (payments) proceeds on short-term debt	$(108)	$(200)	$300
Proceeds from issuance of long-term debt	1,116	1,000	—
Payments on long-term debt	(1,116)	(751)	(3,357)
Net (Payments) Proceeds on Other Debt	$(108)	$49	$(3,057)

Xerox 2012 Form 10-K

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
Interest Rate Risk Management

We may use interest rate swap agreements to manage our interest rate exposure and to achieve a desired proportion of variable and fixed rate debt. These derivatives may be designated as fair value hedges or cash flow hedges depending on the nature of the risk being hedged. We did not have any interest rate swap agreements outstanding at December 31, 2012 or 2011.
Terminated Swaps: During the period from 2004 to 2011, we early terminated several interest rate swaps that were designated as fair value hedges of certain debt instruments. The associated net fair value adjustments to the debt instruments are being amortized to interest expense over the remaining term of the related notes. In 2012, 2011 and 2010, the amortization of these fair value adjustments reduced interest expense by $49, $53 and $28, respectively, and we expect to record a net decrease in interest expense of $142 in future years through 2018.
Foreign Exchange Risk Management

As a global company, we are exposed to foreign currency exchange rate fluctuations in the normal course of our business. As a part of our foreign exchange risk management strategy, we use derivative instruments - primarily forward contracts and purchased option contracts - to hedge the following foreign currency exposures, thereby reducing volatility of earnings or protecting fair values of assets and liabilities:

•	Foreign currency-denominated assets and liabilities

•	Forecasted purchases and sales in foreign currency
Summary of Foreign Exchange Hedging Positions: At December 31, 2012, we had outstanding forward exchange and purchased option contracts with gross notional values of $3,505, which is typical of the amounts that are normally outstanding at any point during the year. These contracts generally mature in 12 months or less.

Xerox 2012 Form 10-K

The following is a summary of the primary hedging positions and corresponding fair values as of December 31, 2012:

Currencies Hedged (Buy/Sell)	Gross Notional Value	Fair Value Asset (Liability)(1)
Japanese Yen/U.S. Dollar	$640	$(37)
U.S. Dollar/Euro	559	(6)
U.K. Pound Sterling/Euro	516	(4)
Euro/U.K. Pound Sterling	502	5
Japanese Yen/Euro	463	(33)
Euro/U.S. Dollar	188	1
U.S. Dollar/Japanese Yen	87	—
Indian Rupee/U.S. Dollar	65	1
Mexican Peso/U.S. Dollar	65	1
Euro/Japanese Yen	61	—
Philippine Peso/U.S. Dollar	52	1
Euro/Swiss Franc	37	—
Swiss Franc/Euro	29	—
U.S. Dollar/Canadian Dollar	25	—
All Other	216	—
Total Foreign Exchange Hedging	$3,505	$(71)
_____________________________

(1)	Represents the net receivable (payable) amount included in the Consolidated Balance Sheet at December 31, 2012.
Foreign Currency Cash Flow Hedges: We designate a portion of our foreign currency derivative contracts as cash flow hedges of our foreign currency-denominated inventory purchases, sales and expenses. No amount of ineffectiveness was recorded in the Consolidated Statements of Income for these designated cash flow hedges and all components of each derivative’s gain or loss was included in the assessment of hedge effectiveness. The net (liability) asset fair value of these contracts was $(48) and $26 as of December 31, 2012 and December 31, 2011, respectively.

Xerox 2012 Form 10-K

Summary of Derivative Instruments Fair Value: The following table provides a summary of the fair value amounts of our derivative instruments:

		December 31,
Designation of Derivatives	Balance Sheet Location	2012	2011
Derivatives Designated as Hedging Instruments
Foreign exchange contracts – forwards	Other current assets	$3	$37
	Other current liabilities	(51)	(11)
	Net Designated (Liability) Asset	$(48)	$26

Derivatives NOT Designated as Hedging Instruments
Foreign exchange contracts – forwards	Other current assets	$8	$21
	Other current liabilities	(31)	(20)
	Net Undesignated (Liability) Asset	$(23)	$1

Summary of Derivatives	Total Derivative Assets	$11	$58
	Total Derivative Liabilities	(82)	(31)
	Net Derivative (Liability) Asset	$(71)	$27
Summary of Derivative Instruments Gains (Losses)
Derivative gains and (losses) affect the income statement based on whether such derivatives are designated as hedges of underlying exposures. The following is a summary of derivative gains and (losses).
Designated Derivative Instruments Gains (Losses): The following tables provide a summary of gains (losses) on derivative instruments:

		Year Ended December 31,
Derivatives in Fair Value Relationships	Location of Gain (Loss) Recognized in Income	Derivative Gain (Loss) Recognized in Income			Hedged Item Gain (Loss) Recognized in Income
		2012	2011	2010	2012	2011	2010
Interest rate contracts	Interest expense	$—	$15	$99	$—	$(15)	$(99)

	Year Ended December 31,
Derivatives in Cash Flow Hedging Relationships	Derivative Gain (Loss) Recognized in OCI (Effective Portion)			Location of Derivative Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Gain (Loss) Reclassified from AOCI to Income (Effective Portion)
	2012	2011	2010		2012	2011	2010
Foreign exchange contracts – forwards	$(50)	$30	$46	Cost of sales	$37	$14	$28
No amount of ineffectiveness was recorded in the Consolidated Statements of Income for these designated cash flow hedges and all components of each derivative’s gain or (loss) were included in the assessment of hedge effectiveness. In addition, no amount was recorded for an underlying exposure that did not occur or was not expected to occur.

Xerox 2012 Form 10-K

At December 31, 2012, net after-tax losses of of $37 were recorded in accumulated other comprehensive loss associated with our cash flow hedging activity. The entire balance is expected to be reclassified into net income within the next 12 months, providing an offsetting economic impact against the underlying anticipated transactions.
Non-Designated Derivative Instruments Gains (Losses): Non-designated derivative instruments are primarily instruments used to hedge foreign currency-denominated assets and liabilities. They are not designated as hedges since there is a natural offset for the re-measurement of the underlying foreign currency-denominated asset or liability.
The following table provides a summary of gains (losses) on non-designated derivative instruments:

		Year Ended December 31,
Derivatives NOT Designated as Hedging Instruments	Location of Derivative (Loss) Gain	2012	2011	2010
Foreign exchange contracts – forwards	Other expense – Currency (losses) gains, net	$(38)	$33	$113
During the three years ended December 31, 2012, we recorded Currency losses, net of $3, $12 and $11, respectively. Currency losses, net includes the mark-to-market adjustments of the derivatives not designated as hedging instruments and the related cost of those derivatives, as well as the re-measurement of foreign currency-denominated assets and liabilities.

Note 14 – Fair Value of Financial Assets and Liabilities
The following table represents assets and liabilities fair value measured on a recurring basis. The basis for the measurement at fair value in all cases is Level 2 – Significant Other Observable Inputs.

	As of December 31,
	2012	2011
Assets:
Foreign exchange contracts-forwards	$11	$58
Deferred compensation investments in cash surrender life insurance	77	69
Deferred compensation investments in mutual funds	23	23
Total	$111	$150
Liabilities:
Foreign exchange contracts-forwards	$82	$31
Deferred compensation plan liabilities	110	97
Total	$192	$128
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

Xerox 2012 Form 10-K

Summary of Other Financial Assets and Liabilities Fair Value Measured on a Nonrecurring Basis
The estimated fair values of our other financial assets and liabilities fair value measured on a nonrecurring basis were as follows:

	December 31, 2012		December 31, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$1,246	$1,246	$902	$902
Accounts receivable, net	2,866	2,866	2,600	2,600
Short-term debt	1,042	1,051	1,545	1,622
Long-term debt	7,447	8,040	7,088	7,496
The fair value amounts for Cash and cash equivalents and Accounts receivable, net, approximate carrying amounts due to the short maturities of these instruments. The fair value of Short and Long-term debt was estimated based on quoted market prices for publicly traded securities (Level 1) or on the current rates offered to us for debt of similar maturities (Level 2). The difference between the fair value and the carrying value represents the theoretical net premium or discount we would pay or receive to retire all debt at such date.

Xerox 2012 Form 10-K

Note 15 – Employee Benefit Plans
We sponsor numerous defined benefit and defined contribution pension and other post-retirement benefit plans, primarily retiree health care, in our domestic and international operations. December 31 is the measurement date for all of our post-retirement benefit plans.

	Pension Benefits
	U.S. Plans		Non-U.S. Plans		Retiree Health
	2012	2011	2012	2011	2012	2011
Change in Benefit Obligation:
Benefit obligation, January 1	$4,670	$4,456	$5,835	$5,275	$1,007	$1,006
Service cost	112	108	83	78	9	8
Interest cost	282	328	270	284	42	47
Plan participants' contributions	—	—	9	10	19	33
Actuarial loss	480	403	537	513	18	26
Currency exchange rate changes	—	—	232	(85)	4	(3)
Curtailments	—	—	(1)	—	—	—
Benefits paid/settlements	(509)	(623)	(256)	(247)	(103)	(106)
Other	(2)	(2)	(1)	7	(7)	(4)
Benefit Obligation, December 31	$5,033	$4,670	$6,708	$5,835	$989	$1,007
Change in Plan Assets:
Fair value of plan assets, January 1	$3,393	$3,202	$4,884	$4,738	$—	$—
Actual return on plan assets	358	406	434	288	—	—
Employer contribution	331	408	163	148	84	73
Plan participants' contributions	—	—	9	10	19	33
Currency exchange rate changes	—	—	197	(57)	—	—
Benefits paid/settlements	(509)	(623)	(256)	(247)	(103)	(106)
Other	—	—	—	4	—	—
Fair Value of Plan Assets, December 31	$3,573	$3,393	$5,431	$4,884	$—	$—

Net Funded Status at December 31(1)	$(1,460)	$(1,277)	$(1,277)	$(951)	$(989)	$(1,007)

Amounts Recognized in the Consolidated Balance Sheets:
Other long-term assets	$—	$—	$35	$76	$—	$—
Accrued compensation and benefit costs	(23)	(22)	(25)	(23)	(80)	(82)
Pension and other benefit liabilities	(1,437)	(1,255)	(1,287)	(1,004)	—	—
Post-retirement medical benefits	—	—	—	—	(909)	(925)
Net Amounts Recognized	$(1,460)	$(1,277)	$(1,277)	$(951)	$(989)	$(1,007)

 _____________________________

(1)	Includes under-funded and non-funded plans.

Xerox 2012 Form 10-K

Benefit plans pre-tax amounts recognized in AOCL at December 31:

	Pension Benefits
	U.S. Plans		Non-U.S. Plans		Retiree Health
	2012	2011	2012	2011	2012	2011
Net actuarial loss	$1,255	$963	$2,013	$1,589	$97	$70
Prior service (credit) cost	(17)	(38)	—	1	(128)	(163)
Total Pre-tax Loss (Gain)	$1,238	$925	$2,013	$1,590	$(31)	$(93)
Accumulated Benefit Obligation	$5,027	$4,617	$6,359	$5,517

Aggregate information for pension plans with an Accumulated benefit obligation in excess of plan assets is presented below:

	December 31, 2012
	Underfunded Plans		Unfunded Plans		Total
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	Total
Projected benefit obligation	$4,679	$5,997	$355	$527	$5,034	$6,524	$11,558
Accumulated benefit obligation	4,672	5,686	355	520	5,027	6,206	11,233
Fair value of plan assets	3,574	5,213	—	—	3,574	5,213	8,787

	December 31, 2011
	Underfunded Plans		Unfunded Plans		Total
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	Total
Projected benefit obligation	$4,342	$4,391	$327	$445	$4,669	$4,836	$9,505
Accumulated benefit obligation	4,291	4,127	326	434	4,617	4,561	9,178
Fair value of plan assets	3,393	3,811	—	—	3,393	3,811	7,204

Our pension plan assets and benefit obligations at December 31, 2012 were as follows:

(in billions)	Fair Value of Pension Plan Assets	Pension Benefit Obligations	Net Funded Status
U.S. funded	$3.6	$4.6	$(1.0)
U.S. unfunded	—	0.4	(0.4)
Total U.S.	$3.6	$5.0	$(1.4)
U.K.	3.4	3.7	(0.3)
Canada	0.7	1.0	(0.3)
Other funded	1.3	1.5	(0.2)
Other unfunded	—	0.5	(0.5)
Total	$9.0	$11.7	$(2.7)

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

Xerox 2012 Form 10-K

The components of Net periodic benefit cost and other changes in plan assets and benefit obligations were as follows:

	Pension Benefits
	Year Ended December 31,
	U.S. Plans			Non-U.S. Plans
	2012	2011	2010	2012	2011	2010
Components of Net Periodic Benefit Costs:
Service cost	$112	$108	$109	$83	$78	$69
Interest cost(1)	282	328	310	270	284	265
Expected return on plan assets(2)	(306)	(337)	(296)	(307)	(310)	(274)
Recognized net actuarial loss	53	33	40	53	39	31
Amortization of prior service credit	(23)	(23)	(23)	—	—	1
Recognized settlement loss	82	80	72	1	4	—
Recognized curtailment gain	—	(107)	—	—	—	—
Defined Benefit Plans	200	82	212	100	95	92
Defined contribution plans	28	31	25	35	35	26
Net Periodic Benefit Cost	228	113	237	135	130	118

Other changes in plan assets and benefit obligations recognized in Other Comprehensive Income:
Net actuarial loss	427	334	8	416	518	190
Prior service credit	(2)	(2)	(17)	(1)	—	(2)
Amortization of net actuarial loss	(135)	(113)	(112)	(54)	(40)	(31)
Amortization of net prior service credit	23	23	23	—	—	(1)
Curtailment gain - recognition of net prior service credit	—	107	—	—	—	—
Total Recognized in Other Comprehensive Income	313	349	(98)	361	478	156
Total Recognized in Net Periodic Benefit Cost and Other Comprehensive Income	$541	$462	$139	$496	$608	$274
_____________________________

(1)
Interest cost includes interest expense on non-TRA obligations of $382, $388 and $381 and interest expense directly allocated to TRA participant accounts of $170, $224 and $194 for the years ended December 31, 2012, 2011 and 2010, respectively.

(2)
Expected return on plan assets includes expected investment income on non-TRA assets of $443, $423 and $376 and actual investment income on TRA assets of $170, $224 and $194 for the years ended December 31, 2012, 2011 and 2010, respectively.

Xerox 2012 Form 10-K

	Retiree Health
	Year Ended December 31,
	2012	2011	2010
Components of Net Periodic Benefit Costs:
Service cost	$9	$8	$8
Interest cost	42	47	54
Recognized net actuarial loss	1	—	—
Amortization of prior service credit	(41)	(41)	(30)
Net periodic benefit cost	11	14	32

Other changes in plan assets and benefit obligations recognized in Other Comprehensive Income:
Net actuarial loss	18	25	13
Prior service credit	(6)	(3)	(86)
Amortization of net actuarial loss	(1)	—	—
Amortization of net prior service credit	41	41	30
Total recognized in Other Comprehensive Income	52	63	(43)
Total recognized in Net Periodic Benefit Cost and Other Comprehensive Income	$63	$77	$(11)
The net actuarial loss and prior service credit for the defined benefit pension plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $106 and $(2), respectively, excluding amounts that may be recognized through settlement losses. The net actuarial loss and prior service credit for the retiree health benefit plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $2 and $(43), respectively.
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

Plan Amendments

Pension Plan Freezes
Over the past several years, we have amended several of our defined benefit pension plans to freeze current benefits and eliminate benefits accruals for future service. In certain plans we are required to continue to consider salary increases in determining the benefit obligation related to prior service. The following is a discussion of these amendments and their impact on our primary defined benefit pension plans.
In 2011, we amended all our primary U.S. defined benefit plans for salaried employees. Our primary qualified plans had previously been amended to freeze the final pay formulas within the plans as of December 31, 2012, but a cash balance service credit was expected to continue post December 31, 2012. The 2011 amendments fully freeze any further benefit and service accrual after December 31, 2012 for all of these plans, including the non-qualified plans. As a result of these plan amendments, in 2011 we recognized a pre-tax curtailment gain of $107 ($66 after-tax). The gain represents the recognition of deferred gains from other prior year amendments (“Prior service credits”) as a result of the discontinuation of any future benefit or service accrual period. This amendment will also result in a change in amortization period as of January 1, 2013 for actuarial gains and losses from the average remaining service period of participants (approximately ten years) to the average remaining life expectancy of all participants (approximately thirty-three years) as a result of all participants being considered inactive as of the effective date of the freeze.

Xerox 2012 Form 10-K

As of December 31, 2012, the aggregate accumulated actuarial losses for our primary U.S. Defined Benefit Plans for salaried employees amounted to $1.1 billion. This change is expected to reduce our 2013 pension expense by approximately $47. This reduction is expected to be partially offset by an increased contribution to the U.S. defined contribution plan as all employees have been transferred to that plan following the freeze.

In 2011, the Canadian Salary Pension Plan was amended to close the plan to future service accrual effective January 1, 2014. Benefits earned up to January 1, 2014 will not be affected and participants will continue receive the benefit of future salary increases to the extent applicable; therefore, the amendment did not result in a material change to the projected benefit obligation at the re-measurement date of December 31, 2011.

In 2009, the U.K. Final Salary Pension Plan was amended to close the plan to future service accrual effective January 1, 2014. Benefits earned up to January 1, 2014 will not be affected and participants will continue receive the benefit of future salary and inflation increases to the extent applicable; therefore, the amendment does not result in a material change to the projected benefit obligation at the re-measurement date of December 31, 2009.

Retiree Health Plan Amendments
In 2010, we amended our domestic retiree health benefit plan to eliminate the use of the Retiree Drug Subsidy that the Company receives from Medicare as an offset to retiree contributions. This amendment was effective January 1, 2011. The Company instead decided to use this subsidy to reduce its retiree healthcare costs. The amendment resulted in a net decrease of $55 to the retiree medical benefit obligation and a corresponding $34 after tax increase to equity. This amendment reduced both the 2012 and 2011 retiree-health expenses by approximately $13.
Plan Assets

Current Allocation
As of the 2012 and 2011 measurement dates, the global pension plan assets were $9.0 billion and $8.3 billion, respectively. These assets were invested among several asset classes. Our common stock represents approximately $99 or 1.0% of total plan assets at December 31, 2012.

Xerox 2012 Form 10-K

The following tables presents the defined benefit plans assets measured at fair value and the basis for that measurement:

	December 31, 2012
	U.S. Defined Benefit Plans Assets
Asset Class	Level 1	Level 2	Level 3	Total	% of Total
Cash and cash equivalents	$48	$—	$—	$48	1%
Equity Securities:
U.S. large cap	411	10	—	421	12%
Xerox common stock	99	—	—	99	3%
U.S. mid cap	79	—	—	79	2%
U.S. small cap	67	28	—	95	3%
International developed	133	205	—	338	9%
Emerging markets	282	67	—	349	10%
Global equity	2	6	—	8	—%
Total Equity Securities	1,073	316	—	1,389	39%
Debt Securities:
U.S. treasury securities	—	367	—	367	10%
Debt security issued by government agency	—	153	—	153	4%
Corporate Bonds	—	1,080	—	1,080	31%
Asset backed securities	—	11	—	11	—%
Total Debt Securities	—	1,611	—	1,611	45%
Derivatives:
Interest rate contracts	—	15	—	15	—%
Foreign exchange contracts	(2)	—	—	(2)	—%
Equity contracts	5	—	—	5	—%
Credit contracts	—	(1)	—	(1)	—%
Total Derivatives	3	14	—	17	—%
Real estate	59	46	58	163	5%
Private equity/Venture capital	—	—	300	300	8%
Other(1)	12	33	—	45	2%
Total Defined Benefit Plans Assets	$1,195	$2,020	$358	$3,573	100%

(1)	Other Level 1 assets include net non-financial assets of $13 such as due to/from broker, interest receivables and accrued expenses.

Xerox 2012 Form 10-K

	December 31, 2012
	Non-U.S. Defined Benefit Plans Assets
Asset Class	Level 1	Level 2	Level 3	Total	% of Total
Cash and cash equivalents	$500	$—	$—	$500	9%
Equity Securities:
U.S. large cap	204	50	—	254	5%
U.S. mid cap	14	—	—	14	—%
U.S. small cap	30	1	—	31	1%
International developed	1,107	174	—	1,281	24%
Emerging markets	322	76	—	398	7%
Global equity	5	12	—	17	—%
Total Equity Securities	1,682	313	—	1,995	37%
Debt Securities:
U.S. treasury securities	1	19	—	20	—%
Debt security issued by government agency	35	1,253	—	1,288	24%
Corporate bonds	150	753	—	903	17%
Asset backed securities	3	31	—	34	1%
Total Debt Securities	189	2,056	—	2,245	42%
Common/Collective trust	2	—	—	2	—%
Derivatives:
Interest rate contracts	—	74	—	74	1%
Foreign exchange contracts	9	8	—	17	—%
Other contracts	69	—	—	69	1%
Total Derivatives	78	82	—	160	2%
Hedge funds	—	—	3	3	—%
Real estate	19	35	332	386	7%
Guaranteed insurance contracts	—	—	131	131	3%
Other(1)	13	(4)	—	9	—%
Total Defined Benefit Plans Assets	$2,483	$2,482	$466	$5,431	100%

(1)	Other Level 1 assets include net non-financial assets of $5 such as due to/from broker, interest receivables and accrued expenses.

Xerox 2012 Form 10-K

	December 31, 2011
	U.S. Defined Benefit Plans Assets
Asset Class	Level 1	Level 2	Level 3	Total	% of Total
Cash and cash equivalents	$198	$—	$—	$198	6%
Equity Securities:
U.S. large cap	366	7	—	373	11%
Xerox common stock	50	—	—	50	2%
U.S. mid cap	69	—	—	69	2%
U.S. small cap	56	89	—	145	4%
International developed	162	327	—	489	15%
Emerging markets	117	—	—	117	3%
Total Equity Securities	820	423	—	1,243	37%
Debt Securities:
U.S. treasury securities	4	393	—	397	12%
Debt security issued by government agency	—	180	—	180	5%
Corporate bonds	6	875	—	881	26%
Asset backed securities	—	10	—	10	—%
Total Debt Securities	10	1,458	—	1,468	43%
Derivatives:
Interest rate contracts	18	13	—	31	1%
Foreign exchange contracts	8	—	—	8	—%
Equity contracts	23	—	—	23	1%
Total Derivatives	49	13	—	62	2%
Real estate	45	35	72	152	5%
Private equity/Venture capital	—	—	318	318	9%
Other(1)	(62)	14	—	(48)	(2)%
Total Defined Benefit Plans Assets	$1,060	$1,943	$390	$3,393	100%

(1)	Other Level 1 assets include net non-financial liabilities of $62 such as due to/from broker, interest receivables and accrued expenses.

Xerox 2012 Form 10-K

	December 31, 2011
	Non-U.S. Defined Benefit Plans Assets
Asset Class	Level 1	Level 2	Level 3	Total	% of Total
Cash and cash equivalents	$380	$—	$—	$380	8%
Equity Securities:
U.S. large cap	145	43	—	188	4%
U.S. mid cap	21	—	—	21	—%
U.S. small cap	27	—	—	27	1%
International developed	1,047	154	—	1,201	25%
Emerging markets	180	54	—	234	5%
Global equity	7	17	—	24	—%
Total Equity Securities	1,427	268	—	1,695	35%
Debt Securities:
U.S. treasury securities	5	23	—	28	1%
Debt security issued by government agency	64	1,227	—	1,291	26%
Corporate bonds	144	595	—	739	15%
Asset backed securities	2	51	—	53	1%
Total Debt Securities	215	1,896	—	2,111	43%
Common/Collective trust	3	—	—	3	—%
Derivatives:
Interest rate contracts	—	90	—	90	2%
Foreign exchange contracts	6	(1)	—	5	—%
Other contracts	64	—	—	64	1%
Total Derivatives	70	89	—	159	3%
Hedge funds	—	—	3	3	—%
Real estate	22	97	280	399	8%
Guaranteed insurance contracts	—	—	116	116	3%
Other(1)	14	4	—	18	—%
Total Defined Benefit Plans Assets	$2,131	$2,354	$399	$4,884	100%

(1)	Other Level 1 assets include net non-financial assets of $8 such as due to/from broker, interest receivables and accrued expenses.

Xerox 2012 Form 10-K

The following tables represents a roll-forward of the defined benefit plans assets measured using significant unobservable inputs (Level 3 assets):

	U.S. Defined Benefit Plans Assets
	Fair Value Measurement Using Significant Unobservable Inputs (Level 3)
	Real Estate	Private Equity/Venture Capital	Total
Balance at December 31, 2010	$69	$307	$376
Purchases	2	30	32
Sales	(6)	(61)	(67)
Realized gains (losses)	—	46	46
Unrealized gains (losses)	6	(4)	2
Other	1	—	1
Balance at December 31, 2011	72	318	390
Purchases	1	20	21
Sales	(11)	(48)	(59)
Realized gains (losses)	1	36	37
Unrealized gains (losses)	(5)	(26)	(31)
Balance at December 31, 2012	$58	$300	$358

	Non-U.S. Defined Benefit Plans Assets
	Fair Value Measurement Using Significant Unobservable Inputs (Level 3)
	Real Estate	Guaranteed Insurance Contracts	Hedge Funds	Total
Balance at December 31, 2010	$206	$97	$3	$306
Purchases	67	3	—	70
Sales	—	(3)	(1)	(4)
Net transfers in from Level 1	2	12	—	14
Net transfers in from Level 2	—	9	—	9
Realized gains (losses)	—	(1)	—	(1)
Unrealized gains (losses)	12	(4)	—	8
Currency translation	(4)	(3)	—	(7)
Other	(3)	6	1	4
Balance at December 31, 2011	280	116	3	399
Purchases	13	15	—	28
Sales	(21)	(7)	—	(28)
Net transfers in from Level 2	69	—	—	69
Realized gains (losses)	1	4	—	5
Unrealized gains (losses)	(25)	(1)	—	(26)
Currency translation	15	4	—	19
Balance at December 31, 2012	$332	$131	$3	$466

Xerox 2012 Form 10-K

Valuation Method
Our primary Level 3 assets are Real Estate and Private Equity/Venture Capital investments. The fair value of our real estate investment funds are based on the Net Asset Value ("NAV") of our ownership interest in the funds. NAV information is received from the investment advisers and is primarily derived from third party real estate appraisals for the properties owned. The fair value for our private equity/venture capital partnership investments are based on our share of the estimated fair values of the underlying investments held by these partnerships as reported in their audited financial statements. The valuation techniques and inputs for our Level 3 assets have been consistently applied for all periods presented.
Investment Strategy
The target asset allocations for our worldwide defined benefit pension plans were:

	2012		2011
	U.S.	Non-U.S.	U.S.	Non-U.S.
Equity investments	41%	40%	41%	41%
Fixed income investments	43%	47%	43%	46%
Real estate	5%	9%	5%	9%
Private equity	9%	—%	9%	—%
Other	2%	4%	2%	4%
Total Investment Strategy	100%	100%	100%	100%

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
Contributions
In 2012, we made cash contributions of $364 ($201 U.S. and $163 Non-U.S.) and $84 to our defined benefit pension plans and retiree health benefit plans, respectively. We also elected to make a contribution of 15.4 million shares of our common stock, with an aggregate value of approximately $130, to our U.S. defined benefit pension plan for salaried employees in order to meet our planned level of funding for 2012. Accordingly, total contributions to our defined benefit pension plans were $494 ($331 U.S. and $163 Non-U.S.) in 2012.
In 2013 we expect, based on current actuarial calculations, to make contributions of approximately $195 ($26 U.S. and $169 non-U.S.) to our defined benefit pension plans and $80 to our retiree health benefit plans.  The decrease in required contributions to our U.S. defined benefit pension plans reflect the expected benefits from the pension funding legislation enacted in the U.S. during 2012.

Xerox 2012 Form 10-K

Estimated Future Benefit Payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid during the following years:

	Pension Benefits
	U.S.	Non-U.S.	Total	Retiree Health
2013	$483	$248	$731	$80
2014	445	251	696	80
2015	402	261	663	79
2016	370	274	644	77
2017	348	280	628	75
Years 2018-2022	1,425	1,550	2,975	339
Assumptions
Weighted-average assumptions used to determine benefit obligations at the plan measurement dates:

	Pension Benefits
	2012		2011		2010
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	3.7%	4.0%	4.8%	4.6%	5.1%	5.3%
Rate of compensation increase	0.2%	2.6%	3.5%	2.7%	3.5%	2.7%

	Retiree Health
	2012	2011	2010
Discount rate	3.6%	4.5%	4.9%
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

	Pension Benefits
	2013		2012		2011		2010
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	3.7%	4.0%	4.8%	4.6%	5.1%	5.3%	5.7%	5.7%
Expected return on plan assets	7.8%	6.1%	7.8%	6.2%	8.3%	6.6%	8.3%	6.6%
Rate of compensation increase	0.2%	2.6%	3.5%	2.7%	3.5%	2.7%	3.5%	3.6%

	Retiree Health
	2013	2012	2011	2010
Discount rate	3.6%	4.5%	4.9%	5.4%
_____________________________

Note: Expected return on plan assets is not applicable to retiree health benefits as these plans are not funded. Rate of compensation increase is not applicable to retiree health benefits as compensation levels do not impact earned benefits.

Xerox 2012 Form 10-K

Assumed health care cost trend rates were as follows:

	December 31,
	2012	2011
Health care cost trend rate assumed for next year	7.5%	8.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.9%	4.9%
Year that the rate reaches the ultimate trend rate	2017	2017
Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% increase	1% decrease
Effect on total service and interest cost components	$3	$(3)
Effect on post-retirement benefit obligation	62	54
Defined Contribution Plans
We have savings and investment plans in several countries, including the U.S., Finland and Canada. In many instances, employees from those defined benefit pension plans that have been amended to freeze future service accruals will be transitioned to an enhanced defined contribution plan. For the U.S. plans, employees may contribute a portion of their salaries and bonuses to the plans, and we match a portion of the employee contributions. We recorded charges related to our defined contribution plans of $63 in 2012, $66 in 2011 and $51 in 2010.

Note 16 - Income and Other Taxes
Income before income taxes ("pre-tax income") was as follows:

	Year Ended December 31,
	2012	2011	2010
Domestic income	$878	$917	$433
Foreign income	470	648	382
Income Before Income Taxes	$1,348	$1,565	$815

Xerox 2012 Form 10-K

Provisions (benefits) for income taxes were as follows:

	Year Ended December 31,
	2012	2011	2010
Federal Income Taxes
Current	$24	$52	$153
Deferred	84	134	(17)
Foreign Income Taxes
Current	123	103	59
Deferred	—	38	8
State Income Taxes
Current	34	28	46
Deferred	12	31	7
Total Provision (Benefit)	$277	$386	$256
A reconciliation of the U.S. federal statutory income tax rate to the consolidated effective income tax rate was as follows:

	Year Ended December 31,
	2012	2011	2010
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Nondeductible expenses	2.6%	2.0%	6.3%
Effect of tax law changes	0.7%	0.2%	(0.2)%
Change in valuation allowance for deferred tax assets	(0.7)%	(0.3)%	2.6%
State taxes, net of federal benefit	2.1%	2.4%	2.0%
Audit and other tax return adjustments	(4.7)%	(1.0)%	(3.6)%
Tax-exempt income, credits and incentives	(2.6)%	(3.1)%	(3.9)%
Foreign rate differential adjusted for U.S. taxation of foreign profits(1)	(11.8)%	(10.4)%	(6.7)%
Other	(0.1)%	(0.1)%	(0.1)%
Effective Income Tax Rate	20.5%	24.7%	31.4%
 _____________________________

(1)	The “U.S. taxation of foreign profits” represents the U.S. tax, net of foreign tax credits, associated with actual and deemed repatriations of earnings from our non-U.S. subsidiaries.

On a consolidated basis, we paid a total of $137, $94 and $49 in income taxes to federal, foreign and state jurisdictions during the three years ended December 31, 2012, respectively.

Xerox 2012 Form 10-K

Total income tax expense (benefit) was allocated as follows:

	Year Ended December 31,
	2012	2011	2010
Pre-tax income	$277	$386	$256
Common shareholders' equity:
Changes in defined benefit plans	(233)	(277)	12
Stock option and incentive plans, net	(5)	1	(6)
Cash flow hedges	(24)	3	5
Translation adjustments	(9)	2	6
Total Income Tax Expense (Benefit)	$6	$115	$273
Unrecognized Tax Benefits and Audit Resolutions
Due to the extensive geographical scope of our operations, we are subject to ongoing tax examinations in numerous jurisdictions. Accordingly, we may record incremental tax expense based upon the more-likely-than-not outcomes of any uncertain tax positions. In addition, when applicable, we adjust the previously recorded tax expense to reflect examination results when the position is effectively settled. Our ongoing assessments of the more-likely-than-not outcomes of the examinations and related tax positions require judgment and can increase or decrease our effective tax rate, as well as impact our operating results. The specific timing of when the resolution of each tax position will be reached is uncertain. As of December 31, 2012, we do not believe that there are any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2012	2011	2010
Balance at January 1	$225	$186	$148
Additions from acquisitions	—	—	46
Additions related to current year	28	43	38
Additions related to prior years positions	5	38	24
Reductions related to prior years positions	(36)	(17)	(16)
Settlements with taxing authorities(1)	(13)	(14)	(19)
Reductions related to lapse of statute of limitations	(8)	(8)	(35)
Currency	—	(3)	—
Balance at December 31	$201	$225	$186

_____________________________

(1)	Majority of settlements did not result in the utilization of cash.
Included in the balances at December 31, 2012, 2011 and 2010 are $16, $36 and $39, respectively, of tax positions that are highly certain of realizability but for which there is uncertainty about the timing or that they may be reduced through an indirect benefit from other taxing jurisdictions. Because of the impact of deferred tax accounting, other than for the possible incurrence of interest and penalties, the disallowance of these positions would not affect the annual effective tax rate.
We recognized interest and penalties accrued on unrecognized tax benefits, as well as interest received from favorable settlements within income tax expense. We had $20, $28 and $31 accrued for the payment of interest and penalties associated with unrecognized tax benefits at December 31, 2012, 2011 and 2010, respectively.

Xerox 2012 Form 10-K

In the U.S., with the exception of ACS, we are no longer subject to U.S. federal income tax examinations for years before 2007. ACS is no longer subject to such examinations for years before 2005. With respect to our major foreign jurisdictions, we are no longer subject to tax examinations by tax authorities for years before 2000.
Deferred Income Taxes

We had undistributed earnings of foreign subsidiaries and other foreign investments carried at equity at December 31, 2012 of approximately $8.8 billion. We have provided deferred taxes on approximately $500 of those earnings due to their anticipated repatriation to the U.S. The remaining $8.3 billion of undistributed earnings have been indefinitely reinvested and we currently do not plan to initiate any action that would precipitate a deferred tax impact. We do not believe it is practical to calculate the potential deferred tax impact, as there is a significant amount of uncertainty with respect to determining the amount of foreign tax credits as well as any additional local withholding tax and other indirect tax consequences that may arise from the distribution of these earnings. In addition, because such earnings have been indefinitely reinvested in our foreign operations, repatriation would require liquidation of those investments or a recapitalization of our foreign subsidiaries, the impacts and effects of which are not readily determinable.

The tax effects of temporary differences that give rise to significant portions of the deferred taxes were as follows:

	December 31,
	2012	2011
Deferred Tax Assets
Research and development	$793	$876
Post-retirement medical benefits	359	368
Anticipated foreign repatriations	264	41
Depreciation and amortization	52	71
Net operating losses	630	637
Other operating reserves	300	285
Tax credit carryforwards	177	379
Deferred compensation	312	306
Allowance for doubtful accounts	73	93
Restructuring reserves	30	29
Pension	696	547
Other	143	132
Subtotal	3,829	3,764
Valuation allowance	(654)	(677)
Total	$3,175	$3,087

Deferred Tax Liabilities
Unearned income and installment sales	$947	$996
Intangibles and goodwill	1,252	1,261
Other	48	41
Total	$2,247	$2,298

Total Deferred Taxes, Net	$928	$789
The above amounts are classified as current or long-term in the Consolidated Balance Sheets in accordance with the asset or liability to which they relate or, when applicable, based on the expected timing of the reversal. Current deferred tax assets at December 31, 2012 and 2011 amounted to $273 and $229, respectively.

Xerox 2012 Form 10-K

The deferred tax assets for the respective periods were assessed for recoverability and, where applicable, a valuation allowance was recorded to reduce the total deferred tax asset to an amount that will, more-likely-than-not, be realized in the future. The net change in the total valuation allowance for the years ended December 31, 2012 and 2011 was a decrease of $23 and $58, respectively. The valuation allowance relates primarily to certain net operating loss carryforwards, tax credit carryforwards and deductible temporary differences for which we have concluded it is more-likely-than-not that these items will not be realized in the ordinary course of operations.

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

At December 31, 2012, we had tax credit carryforwards of $177 available to offset future income taxes, of which $79 are available to carryforward indefinitely while the remaining $98 will expire 2013 through 2032 if not utilized. We also had net operating loss carryforwards for income tax purposes of $1.3 billion that will expire 2013 through 2032, if not utilized, and $2.4 billion available to offset future taxable income indefinitely.

Note 17 – Contingencies and Litigation
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

Additionally, guarantees, indemnifications and claims arise during the ordinary course of business from relationships with suppliers, customers and nonconsolidated affiliates when the Company undertakes an obligation to guarantee the performance of others if specified triggering events occur. Nonperformance under a contract could trigger an obligation of the Company. These potential claims include actions based upon alleged exposures to products, real estate, intellectual property such as patents, environmental matters, and other indemnifications. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these claims. However, while the ultimate liabilities resulting from such claims may be significant to results of operations in the period recognized, management does not anticipate they will have a material adverse effect on the Company's consolidated financial position or liquidity. As of December 31, 2012, we have accrued our estimate of liability incurred under our indemnification arrangements and guarantees.

Xerox 2012 Form 10-K

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
The labor matters principally relate to claims made by former employees and contract labor for the equivalent payment of all social security and other related labor benefits, as well as consequential tax claims, as if they were regular employees. As of December 31, 2012, the total amounts related to the unreserved portion of the tax and labor contingencies, inclusive of related interest, amounted to approximately $1,010 with the decrease from December 31, 2011 balance of approximately $1,120, primarily related to currency and closed cases partially offset by interest. With respect to the unreserved balance of $1,010, the majority has been assessed by management as being remote as to the likelihood of ultimately resulting in a loss to the Company. In connection with the above proceedings, customary local regulations may require us to make escrow cash deposits or post other security of up to half of the total amount in dispute. As of December 31, 2012 we had $211 of escrow cash deposits for matters we are disputing, and there are liens on certain Brazilian assets with a net book value of $13 and additional letters of credit of approximately $242, which include associated indexation. Generally, any escrowed amounts would be refundable and any liens would be removed to the extent the matters are resolved in our favor. We routinely assess all these matters as to probability of ultimately incurring a liability against our Brazilian operations and record our best estimate of the ultimate loss in situations where we assess the likelihood of an ultimate loss as probable.
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

Xerox 2012 Form 10-K

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

In each of these circumstances, our payment is conditioned on the other party making a claim pursuant to the procedures specified in the particular contract and such procedures also typically allow us to challenge the other party's claims. In the case of lease guarantees, we may contest the liabilities asserted under the lease. Further, our obligations under these agreements and guarantees may be limited in terms of time and/or amount, and in some instances, we may have recourse against third parties for certain payments we made.
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

Xerox 2012 Form 10-K

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
Product Warranty Liabilities
In connection with our normal sales of equipment, including those under sales-type leases, we generally do not issue product warranties. Our arrangements typically involve a separate full service maintenance agreement with the customer. The agreements generally extend over a period equivalent to the lease term or the expected useful life of the equipment under a cash sale. The service agreements involve the payment of fees in return for our performance of repairs and maintenance. As a consequence, we do not have any significant product warranty obligations, including any obligations under customer satisfaction programs. In a few circumstances, particularly in certain cash sales, we may issue a limited product warranty if negotiated by the customer. We also issue warranties for certain of our entry level products, where full service maintenance agreements are not available. In these instances, we record warranty obligations at the time of the sale. Aggregate product warranty liability expenses for the three years ended December 31, 2012 were $29, $30 and $33, respectively. Total product warranty liabilities as of December 31, 2012 and 2011 were $14 and $16, respectively.
Other Contingencies
We have issued or provided the following guarantees as of December 31, 2012:

•
$454 for letters of credit issued to i) guarantee our performance under certain services contracts; ii) support certain insurance programs; and iii) support our obligations related to the Brazil tax and labor contingencies.

•
$736 for outstanding surety bonds. Certain contracts, primarily those involving public sector customers, require us to provide a surety bond as a guarantee of our performance of contractual obligations.

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

We have service arrangements where we service third party student loans in the Federal Family Education Loan program (“FFEL”) on behalf of various financial institutions. We service these loans for investors under outsourcing arrangements and do not acquire any servicing rights that are transferable by us to a third party. At December 31, 2012, we serviced a FFEL portfolio of approximately 3.7 million loans with an outstanding principal balance of approximately $53.0 billion. Some servicing agreements contain provisions that, under certain circumstances, require us to purchase the loans from the investor if the loan guaranty has been permanently terminated as a result of a loan default caused by our servicing error. If defaults caused by us are cured during an initial period, any obligation we may have to purchase these loans expires. Loans that we purchase may be subsequently cured, the guaranty reinstated and the loans repackaged for sale to third parties. We evaluate our exposure under our purchase obligations on defaulted loans and establish a reserve for potential losses, or default liability reserve, through a charge to the provision for loss on defaulted loans purchased. The reserve is evaluated periodically and adjusted based upon management’s analysis of the historical performance of the defaulted loans. As of December 31, 2012, other current liabilities include reserves which we believe to be adequate. At December 31, 2012, other current liabilities include reserves of approximately $3.6 for losses on defaulted loans purchased.

Xerox 2012 Form 10-K

Note 18 - Preferred Stock

Series A Convertible Preferred Stock
In 2010, in connection with our acquisition of ACS, we issued 300,000 shares of Series A convertible perpetual preferred stock with an aggregate liquidation preference of $300 and an initial fair value of $349. The convertible preferred stock pays quarterly cash dividends at a rate of 8% per year ($24 per year). Each share of convertible preferred stock is convertible at any time, at the option of the holder, into 89.8876 shares of common stock for a total of 26,966 thousand shares (reflecting an initial conversion price of approximately $11.125 per share of common stock), subject to customary anti-dilution adjustments.

On or after February 5, 2015, if the closing price of our common stock exceeds 130% of the then applicable conversion price (currently $11.125 per share of common stock) for 20 out of 30 trading days, we have the right to cause any or all of the convertible preferred stock to be converted into shares of common stock at the then applicable conversion rate. The convertible preferred stock is also convertible, at the option of the holder, upon a change in control, at the applicable conversion rate plus an additional number of shares determined by reference to the price paid for our common stock upon such change in control. In addition, upon the occurrence of certain fundamental change events, including a change in control or the delisting of Xerox's common stock, the holder of convertible preferred stock has the right to require us to redeem any or all of the convertible preferred stock in cash at a redemption price per share equal to the liquidation preference and any accrued and unpaid dividends to, but not including the redemption date. The convertible preferred stock is classified as temporary equity (i.e., apart from permanent equity) as a result of the contingent redemption feature.

Note 19 – Shareholders’ Equity

Preferred Stock
As of December 31, 2012, we had one class of preferred stock outstanding. See Note 18 - Preferred Stock for further information. We are authorized to issue approximately 22 million shares of cumulative preferred stock, $1.00 par value per share.
Common Stock
We have 1.75 billion authorized shares of common stock, $1.00 par value per share. At December 31, 2012, 155 million shares were reserved for issuance under our incentive compensation plans, 48 million shares were reserved for debt to equity exchanges, 27 million shares were reserved for conversion of the Series A convertible preferred stock and 2 million shares were reserved for the conversion of convertible debt.

Treasury Stock
We account for the repurchased common stock under the cost method and include such treasury stock as a component of our common shareholder's equity. Retirement of treasury stock is recorded as a reduction of Common stock and Additional paid-in capital at the time such retirement is approved by our Board of Directors.
The following provides cumulative information relating to our share repurchase programs from their inception in October 2005 through December 31, 2012 (shares in thousands):

Authorized share repurchase programs	$6,000
Share repurchase cost	$4,691
Share repurchase fees	$8
Number of shares repurchased	428,314
In 2012, the Board of Directors authorized an additional $1.5 billion in share repurchase bringing the total authorization to $6 billion.

Xerox 2012 Form 10-K

The following table reflects the changes in Common and Treasury stock shares (shares in thousand):

	Common Stock Shares	Treasury Stock Shares
Balance at December 31, 2009	869,381	—
Stock based compensation plans, net	37,018	—
ACS acquisition(1)	489,802	—
Other	1,377	—
Balance at December 31, 2010	1,397,578	—
Stock based compensation plans, net	11,027	—
Contributions to U.S. pension plan(2)	16,645	—
Acquisition of Treasury stock	—	87,943
Cancellation of Treasury stock	(72,435)	(72,435)
Other	34	—
Balance at December 31, 2011	1,352,849	15,508
Stock based compensation plans, net	17,343	—
Contributions to U.S. pension plan(2)	15,366	—
Acquisition of Treasury stock	—	146,278
Cancellation of Treasury stock	(146,862)	(146,862)
Other	—	—
Balance at December 31, 2012	1,238,696	14,924

(1)	Refer to Note 3 - Acquisitions for additional information.

(2)	Refer to Note 15 - Employee Benefits Plans for additional information.

Stock-Based Compensation
We have a long-term incentive plan whereby eligible employees may be granted restricted stock units (“RSUs”), performance shares (“PSs”) and non-qualified stock options. We grant stock-based awards in order to continue to attract and retain employees and to better align employees' interests with those of our shareholders. Each of these awards is subject to settlement with newly issued shares of our common stock. At December 31, 2012 and 2011, 50 million and 31 million shares, respectively, were available for grant of awards.
Stock-based compensation expense was as follows:

	Year Ended December 31,
	2012	2011	2010
Stock-based compensation expense, pre-tax	$125	$123	$123
Income tax benefit recognized in earnings	48	47	47
Restricted Stock Units: Compensation expense is based upon the grant date market price for most awards. The primary grant in 2009 had a market based condition and therefore the grant date price was based on a Monte Carlo simulation. Compensation expense is recorded over the vesting period, which is normally three years from the date of grant, based on management's estimate of the number of shares expected to vest.
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

Xerox 2012 Form 10-K

The fair value of PSs is based upon the market price of our stock on the date of the grant. Compensation expense is recognized over the vesting period, which is normally three years from the date of grant, based on management's estimate of the number of shares expected to vest. If the stated targets are not met, any recognized compensation cost would be reversed.
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
Employee Stock Options: With the exception of the conversion of ACS options in connection with the ACS acquisition (see below), we have not issued any new stock options associated with our employee long-term incentive plan since 2004. Substantially all stock options previously issued under our employee long-term incentive plan are fully exercised, cancelled or expired as of December 31, 2012.

Summary of Stock-based Compensation Activity

	2012		2011		2010
(Shares in thousands; amounts per share)	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Restricted Stock Units
Outstanding at January 1	33,784	$8.70	32,431	$8.68	25,127	$10.18
Granted	13,033	7.82	8,035	10.66	11,845	8.56
Vested	(14,848)	6.89	(5,225)	11.64	(3,671)	18.22
Cancelled	(1,555)	8.97	(1,457)	8.57	(870)	10.36
Outstanding at December 31	30,414	9.19	33,784	8.70	32,431	8.68

Performance Shares
Outstanding at January 1	9,763	$9.21	7,771	$9.78	4,874	$15.49
Granted	5,193	7.87	4,852	10.42	5,364	8.10
Vested	—	—	(1,587)	12.84	(1,566)	18.48
Cancelled	(420)	8.96	(1,273)	12.79	(901)	15.51
Outstanding at December 31	14,536	8.74	9,763	9.21	7,771	9.78

Stock Options
Outstanding at January 1	50,070	$6.98	71,038	$8.00	28,363	$10.13
Granted	—	—	—	—	96,662	6.79
Cancelled/expired	(8,617)	8.58	(14,889)	8.38	(2,735)	7.33
Exercised	(7,721)	5.69	(6,079)	8.21	(51,252)	6.92
Outstanding at December 31	33,732	6.86	50,070	6.98	71,038	8.00
Exercisable at December 31	28,676	6.95	39,987	7.14	57,985	8.38

Xerox 2012 Form 10-K

The total unrecognized compensation cost related to non-vested stock-based awards at December 31, 2012 was as follows:

Awards	Unrecognized Compensation	Remaining Weighted-Average Vesting Period (Years)
Restricted Stock Units	$125	1.5
Performance Shares	58	1.5
Stock Options	12	1.6
Total	$195

The aggregate intrinsic value of outstanding RSUs and PSs awards was as follows:

Awards	December 31, 2012
Restricted Stock Units	$207
Performance Shares	99

Information related to stock options outstanding and exercisable at December 31, 2012 was as follows:

	Options
	Outstanding	Exercisable
Aggregate intrinsic value	$7	$5
Weighted-average remaining contractual life (years)	4.3	3.9

The total intrinsic value and actual tax benefit realized for vested and exercised stock-based awards was as follows:

	December 31, 2012			December 31, 2011			December 31, 2010
Awards	Total Intrinsic Value	Cash Received	Tax Benefit	Total Intrinsic Value	Cash Received	Tax Benefit	Total Intrinsic Value	Cash Received	Tax Benefit
Restricted Stock Units	$117	$—	$33	$56	$—	$22	$31	$—	$10
Performance Shares	—	—	—	17	—	6	12	—	5
Stock Options	12	44	4	18	44	7	155	183	56

No Performance Shares vested in 2012 since the 2009 primary award grant that normally would have vested in 2012 was replaced with a grant of Restricted Stock Units with a market based condition and therefore were accounted and reported for as part of Restricted Stock Units.

Xerox 2012 Form 10-K

ACS Acquisition
In connection with the acquisition of ACS (see Note 3 - Acquisitions for additional information), outstanding ACS options were converted into 96,662 thousand Xerox options. The Xerox options have a weighted average exercise price of $6.79 per option. The estimated fair value associated with the options issued was approximately $222 based on a Black-Scholes valuation model utilizing the assumptions stated below. Approximately $168 of the estimated fair value is associated with ACS options issued prior to August 2009, which became fully vested and exercisable upon the acquisition in accordance with preexisting change-in-control provisions, and was recorded as part of the acquisition fair value. The remaining $54 is associated with ACS options issued in August 2009 which did not fully vest and become exercisable upon the acquisition, but continue to vest according to specified vesting schedules, and, therefore, is being expensed as compensation cost over the remaining vesting period. The options generally expire 10 years from date of grant. 33,693 thousand Xerox options issued upon this conversion remain outstanding at December 31, 2012.

Assumptions	Pre-August 2009 Options	August 2009 Options
Strike price	$6.89	$6.33
Expected volatility	37.90%	38.05%
Risk-free interest rate	0.23%	1.96%
Dividend yield	1.97%	1.97%
Expected term	0.75 years	4.2 years

Xerox 2012 Form 10-K

Note 20 – Other Comprehensive Income
Other Comprehensive Income is composed of the following:

	Year Ended December 31,
	2012		2011		2010
	Pre-tax	Net of Tax	Pre-tax	Net of Tax	Pre-tax	Net of Tax
Translation Adjustments Gains (Losses)	$104	$113	$(103)	$(105)	$(29)	$(35)
Unrealized (Losses) Gains:
Changes in fair value of cash flow hedges - (losses) gains	(50)	(35)	30	22	46	31
Changes in cash flow hedges reclassed to earnings(1)	(37)	(28)	(14)	(9)	(28)	(18)
Other	—	—	(1)	(1)	(1)	(1)
Net unrealized (losses) gains	$(87)	$(63)	$15	$12	$17	$12

Defined Benefit Plans (Losses) Gains:
Actuarial / Prior service losses	(852)	(578)	(872)	(607)	(106)	(191)
Amortization(2)	126	85	89	60	91	164
Curtailment gain - recognition of prior service credit	—	—	(107)	(66)	—	—
Fuji Xerox changes in defined benefit plans, net(3)	(13)	(13)	(31)	(31)	28	28
Other(4)	(55)	(55)	8	8	22	22
Changes in defined benefit plans (losses) gains	$(794)	$(561)	$(913)	$(636)	$35	$23

Other Comprehensive (Loss) Income	(777)	(511)	(1,001)	(729)	23	—
Less: Other comprehensive loss attributable to noncontrolling interests	—	—	(1)	(1)	—	—
Other Comprehensive (Loss) Income Attributable to Xerox	$(777)	$(511)	$(1,000)	$(728)	$23	$—
_____________________________

(1)	Reclassified to Cost of sales - refer to Note 13 - Financial Instruments for additional information regarding our cash flow hedges.

(2)	Reclassified to Total Net Periodic Benefit Cost - refer to Note 15 - Employee Benefit Plans for additional information.

(3)	Represents our share of Fuji Xerox's benefit plan changes.

(4)	Primarily represents currency impact on cumulative amount of benefit plan net actuarial losses and prior service credits included in AOCL.
Accumulated Other Comprehensive Loss (“AOCL”)
AOCL is composed of the following:

	December 31,
	2012	2011	2010
Cumulative translation adjustments	$(826)	$(939)	$(835)
Benefit plans net actuarial losses and prior service credits(1)	(2,364)	(1,803)	(1,167)
Other unrealized (losses) gains, net	(37)	26	14
Total Accumulated Other Comprehensive Loss	$(3,227)	$(2,716)	$(1,988)
_____________________________

(1)	Includes our share of Fuji Xerox.

Xerox 2012 Form 10-K

Note 21 – Earnings per Share
The following table sets forth the computation of basic and diluted earnings per share of common stock (shares in thousands):

	Year Ended December 31,
	2012	2011	2010
Basic Earnings per Share:
Net income attributable to Xerox	$1,195	$1,295	$606
Accrued dividends on preferred stock	(24)	(24)	(21)
Adjusted Net Income Available to Common Shareholders	$1,171	$1,271	$585
Weighted-average common shares outstanding	1,302,053	1,388,096	1,323,431
Basic Earnings per Share	$0.90	$0.92	$0.44

Diluted Earnings per Share:
Net income attributable to Xerox	$1,195	$1,295	$606
Accrued dividends on preferred stock	(24)	—	(21)
Interest on convertible securities, net	1	1	—
Adjusted Net Income Available to Common Shareholders	$1,172	$1,296	$585

Weighted-average common shares outstanding	1,302,053	1,388,096	1,323,431
Common shares issuable with respect to:
Stock options	4,335	9,727	13,497
Restricted stock and performance shares	20,804	16,993	13,800
Convertible preferred stock	—	26,966	—
Convertible securities	1,992	1,992	—
Adjusted Weighted Average Common Shares Outstanding	1,329,184	1,443,774	1,350,728
Diluted Earnings per Share	$0.88	$0.90	$0.43

The following securities were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive:
Stock options	29,397	40,343	57,541
Restricted stock and performance shares	23,430	26,018	25,983
Convertible preferred stock	26,966	—	26,966
Convertible securities	—	—	1,992
	79,793	66,361	112,482

Dividends per common share	$0.17	$0.17	$0.17

Xerox 2012 Form 10-K

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

Based on the above evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

/s/ URSULA M. BURNS	/s/ LUCA MAESTRI	/s/ GARY R. KABURECK
Chief Executive Officer	Chief Financial Officer	Chief Accounting Officer

Xerox 2012 Form 10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Xerox Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Xerox Corporation and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
Stamford, Connecticut
February 21, 2013

Xerox 2012 Form 10-K

QUARTERLY RESULTS OF OPERATIONS (Unaudited)
(in millions, except per-share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2012
Revenues	$5,503	$5,541	$5,423	$5,923	$22,390
Costs and Expenses	5,190	5,190	5,106	5,556	21,042
Income before Income Taxes and Equity Income	313	351	317	367	1,348
Income tax expenses	77	66	63	71	277
Equity in net income of unconsolidated affiliates	40	31	34	47	152
Net Income	276	316	288	343	1,223
Less: Net income - noncontrolling interests	7	7	6	8	28
Net Income Attributable to Xerox	$269	$309	$282	$335	$1,195

Basic Earnings per Share(1)	$0.20	$0.23	$0.21	$0.26	$0.90
Diluted Earnings per Share(1)	0.19	0.22	0.21	0.26	0.88

2011
Revenues	$5,465	$5,614	$5,583	$5,964	$22,626
Costs and Expenses	5,115	5,213	5,216	5,517	21,061
Income before Income Taxes and Equity Income	350	401	367	447	1,565
Income tax expenses	95	108	81	102	386
Equity in net income of unconsolidated affiliates	34	34	43	38	149
Net Income	289	327	329	383	1,328
Less: Net income - noncontrolling interests	8	8	9	8	33
Net Income Attributable to Xerox	$281	$319	$320	$375	$1,295

Basic Earnings per Share(1)	$0.20	$0.22	$0.23	$0.27	$0.92
Diluted Earnings per Share(1)	0.19	0.22	0.22	0.26	0.90

(1)
The sum of quarterly earnings per share may differ from the full-year amounts due to rounding, or in the case of diluted earnings per share, because securities that are anti-dilutive in certain quarters may not be anti-dilutive on a full-year basis.

Xerox 2012 Form 10-K

FIVE YEARS IN REVIEW
(in millions, except per-share data)

	2012	2011	2010(1)	2009	2008
Per-Share Data
Income from continuing operations
Basic	$0.90	$0.92	$0.44	$0.56	$0.26
Diluted	0.88	0.90	0.43	0.55	0.26
Earnings
Basic	0.90	0.92	0.44	0.56	0.26
Diluted	0.88	0.90	0.43	0.55	0.26
Common stock dividends declared	0.17	0.17	0.17	0.17	0.17
Operations
Revenues	$22,390	$22,626	$21,633	$15,179	$17,608
Sales	6,578	7,126	7,234	6,646	8,325
Outsourcing, service and rentals	15,215	14,868	13,739	7,820	8,485
Finance income	597	632	660	713	798
Income from continuing operations	1,223	1,328	637	516	265
Income from continuing operations - Xerox	1,195	1,295	606	485	230
Net income	1,223	1,328	637	516	265
Net income - Xerox	1,195	1,295	606	485	230
Financial Position
Working capital	$2,363	$1,531	$2,222	$5,270	$2,700
Total Assets	30,015	30,116	30,600	24,032	22,447
Consolidated Capitalization
Short-term debt and current portion of long-term debt	1,042	1,545	1,370	988	1,610
Long-term debt	7,447	7,088	7,237	8,276	6,774
Total Debt	8,489	8,633	8,607	9,264	8,384
Liability to subsidiary trust issuing preferred securities	—	—	650	649	648
Series A convertible preferred stock	349	349	349	—	—
Xerox shareholders' equity	11,521	11,876	12,006	7,050	6,238
Noncontrolling interests	143	149	153	141	120
Total Consolidated Capitalization	$20,502	$21,007	$21,765	$17,104	$15,390
Selected Data and Ratios
Common shareholders of record at year-end	39,397	41,982	43,383	44,792	46,541
Book value per common share	$9.41	$8.88	$8.59	$8.11	$7.21
Year-end common stock market price	$6.82	$7.96	$11.52	$8.46	$7.97
Employees at year-end	147,600	139,700	136,500	53,600	57,100
Gross margin	31.4%	32.8%	34.4%	39.7%	38.9%
Sales gross margin	33.7%	34.1%	34.5%	33.9%	33.7%
Outsourcing, service and rentals gross margin	29.0%	30.9%	33.1%	42.6%	41.9%
Finance gross margin	66.8%	63.4%	62.7%	62.0%	61.8%

(1)	2010 results include the acquisition of ACS

Xerox 2012 Form 10-K

PERFORMANCE GRAPH

Total Return To Shareholders

	Year Ended December 31,
(Includes reinvestment of dividends)	2007	2008	2009	2010	2011	2012
Xerox Corporation	$100.00	$49.97	$54.46	$75.46	$53.16	$46.59
S&P 500 Index	$100.00	63.00	79.67	91.68	93.61	108.59
S&P 500 Information Technology Index	$100.00	56.86	91.96	101.32	103.77	119.15

Source: Standard & Poor's Investment Services
Notes: Graph assumes $100 invested on December 31, 2007 in Xerox Corp., the S&P 500 Index and the S&P 500 Information Technology Index, respectively, and assumes dividends are reinvested.

Xerox 2012 Form 10-K

CORPORATE INFORMATION
Stock Exchange Information
Xerox common stock (XRX) is listed on the New York Stock Exchange and the Chicago Stock Exchange.

Xerox Common Stock Prices and Dividends

New York Stock Exchange composite prices *	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012
High	$8.76	$8.15	$7.94	$7.39
Low	7.73	6.94	6.38	6.23
Dividends Paid per Share	0.0425	0.0425	0.0425	0.0425

2011
High	$11.71	$10.88	$10.71	$8.57
Low	9.87	9.40	6.97	6.72
Dividends Paid per Share	0.0425	0.0425	0.0425	0.0425

*	Price as of close of business

Xerox 2012 Form 10-K